Form 20-F
period 2008-12-31
CREDIT SUISSE / /FI; CREDIT SUISSE GROUP AG
filed 2009-03-24
CIK 1053092, 1159510

As filed with the Securities and Exchange Commission on March 24, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008.
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell Company report For the transition period from to .

Commission file number: 001-15244
Credit Suisse Group AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Renato Fassbind
Chief Financial Officer
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
renato.fassbind@credit-suisse.com
Telephone: +41 44 333 1700
Fax: +41 44 333 1790
(Name, Telephone, Email and/or Facsimile number and address of Company Contact Person)

Commission file number: 001-33434
Credit Suisse
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Renato Fassbind
Chief Financial Officer
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
renato.fassbind@credit-suisse.com
Telephone: +41 44 333 1700
Fax: +41 44 333 1790
(Name, Telephone, Email and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities of Credit Suisse Group Name of each exchange on which registered
American Depositary Shares each representing one Share New York Stock Exchange
Shares par value CHF 0.04* New York Stock Exchange*
Title of each class of securities of Credit Suisse
Fixed to Floating Rate Tier 1 Capital Notes New York Stock Exchange
Floating Rate Tier 1 Capital Notes New York Stock Exchange
7.9% Tier 1 Capital Notes New York Stock Exchange
Buffered Accelerated Return Equity Securities (BARES)
due November 6, 2012 Linked to the Performance of the
CS/RT Emerging Infrastructure Index Powered by HOLT NYSE Alternext US
Accelerated Return Equity Securities (ARES) due
November 6, 2012 Linked to the Performance of the
CS/RT Emerging Infrastructure Index Powered by HOLT NYSE Alternext US
ELEMENTS due April 10, 2023 Linked to the MLCX
Precious Metals Plus Index – Total Return NYSE Arca

ELEMENTS due April 10, 2023 Linked to the Credit Suisse
Global Warming Index, Exchange Series NYSE Arca
ELEMENTS due April 10, 2023 Linked to the
MLCX Gold Index – Total Return NYSE Arca
ELEMENTS due April 10, 2023 Linked to the
MLCX Livestock Index – Total Return NYSE Arca
Title of each class of securities of Credit Suisse (USA), Inc.
61/8% Notes due 2011 New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008: 1,163,892,033 shares of Credit Suisse Group AG

Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
Yes No
If this report is an annual or transition report, indicate by check mark if the Registrants are not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes No
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes No
Indicate by check mark whether the Registrants are large accelerated filers, accelerated filers, or non-accelerated filers. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filers Accelerated filers Non-accelerated filers
Indicate by check mark which basis of accounting the Registrants have used to prepare the financial statements included in this filing:
U.S. GAAP International Financial Reporting Standards Other as issued by the International Accounting Standards Board
If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrants have elected to follow.
Item 17 Item 18
If this is an annual report, indicate by check mark whether the Registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act)
Yes No
*Not for trading, but only in connection with the registration of the American Depositary Shares.

Definitions
Sources
Cautionary statement regarding forward-looking information
Item 1. Identity of directors, senior management and advisers.
Item 2. Offer statistics and expected timetable.
Item 3. Key information.
Item 4. Information on the company.
Item 4A. Unresolved staff comments.
Item 5. Operating and financial review and prospects.
Item 6. Directors, senior management and employees.
Item 7. Major shareholders and related party transactions.
Item 8. Financial information.
Item 9. The offer and listing.
Item 10. Additional information.
Item 11. Quantitative and qualitative disclosures about market risk.
Item 12. Description of securities other than equity securities.
Item 13. Defaults, dividend arrearages and delinquencies.
Item 14. Material modifications to the rights of security holders and use of proceeds.
Item 15. Controls and procedures.
Item 16A. Audit committee financial expert.
Item 16B. Code of ethics.
Item 16C. Principal accountant fees and services.
Item 16D. Exemptions from the listing standards for audit committee.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
Item 16F. Change in registrants’ certifying accountant.
Item 16G. Corporate governance.
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
Annual Report 2008
Dear shareholders, clients and colleagues
I – Information on the company
Review of the year’s events
Vision, mission and principles
Strategy
Our businesses
Organizational and regional structure
Global reach of Credit Suisse
Corporate citizenship
Regulation and supervision
II – Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Wealth Management
Corporate & Retail Banking
Investment Banking
Asset Management
Corporate Center
Results summary
Assets under management
Critical accounting estimates
III – Treasury, Risk, Balance sheet, and Off-balance sheet
Treasury management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
IV – Corporate governance
Overview
Shareholders
Board of Directors
Executive Board
Compensation
Additional information
V – Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated statements of operations
Consolidated balance sheets
Consolidated statements of changes in shareholders’ equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Earnings per share
13 Securities borrowed, lent and subject to repurchase agreements
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans
18 Premises and equipment
19 Goodwill
20 Other intangible assets
21 Life settlement contracts
22 Other assets and other liabilities
23 Deposits
24 Long-term debt
25 Accumulated other comprehensive income
26 Tax
27 Employee share-based compensation and other compensation benefits
28 Related parties
29 Pension and other post-retirement benefits
30 Derivatives and hedging activities
31 Guarantees and commitments
32 Transfers of financial assets and variable interest entities
33 Financial instruments
34 Assets pledged or assigned
35 Capital adequacy
36 Assets under management
37 Litigation
38 Significant subsidiaries and equity method investments
39 Supplementary subsidiary guarantee information
40 Credit Suisse Group Parent company
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
42 Risk assessment
Controls and procedures
Report of the Statutory Auditors
VI – Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditors
Statements of income
Balance sheets
Notes to the financial statements
1 Accounting principles
2 Contingent liabilities
3 Compensation and loans to members of the Board of Directors and the Executive Board
4 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
5 Bonds issued
6 Principal participations
7 Own shares held by the company and by group companies
8 Significant shareholders
9 Share capital, conditional and authorized capital of Credit Suisse Group
10 Risk assessment
Proposed appropriation of retained earnings
Report of the Capital Increase Auditors (conditional capital increase)
Report of the Capital Increase Auditors (authorized share capital increase)
VII – Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated statements of operations
Consolidated balance sheets
Consolidated statements of changes in shareholder’s equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Securities borrowed, lent and subject to repurchase agreements
13 Trading assets and liabilities
14 Investment securities
15 Other investments
16 Loans
17 Premises and equipment
18 Goodwill
19 Other intangible assets
20 Life settlement contracts
21 Other assets and other liabilities
22 Deposits
23 Long-term debt
24 Accumulated other comprehensive income
25 Tax
26 Employee share-based compensation and other compensation benefits
27 Related parties
28 Pension and other post-retirement benefits
29 Derivatives and hedging activities
30 Guarantees and commitments
31 Transfers of financial assets and variable interest entities
32 Financial instruments
33 Assets pledged or assigned
34 Capital adequacy
35 Litigation
36 Significant subsidiaries and equity method investments
37 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
38 Risk assessment
Controls and procedures
Report of the Statutory Auditors
VIII – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditors
Financial review
Statements of income
Balance sheets
Off-balance sheet business
Notes to the financial statements
1 Description of business activities
2 Accounting and valuation policies
3 Additional information on the parent company income statement
4 Pledged assets and assets under reservation of ownership
5 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
6 Liabilities due to own pension plans
7 Valuation adjustments and provisions
8 Composition of share and participation capital and authorized capital
9 Major shareholders and groups of shareholders
10 Shareholder’s equity
11 Amounts receivable from and payables to affiliated companies and loans to members of the Bank parent company’s governing bodies
12 Significant transactions with related parties
13 Fire insurance value of tangible fixed assets
14 Liabilities for future payments in connection with operating leases
15 Fiduciary transactions
16 Number of employees
17 Foreign currency translation rates
18 Outsourcing of services
19 Risk assessment
Proposed appropriation of retained earnings
IX – Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates
X – Investor information

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2008, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The business of the Bank is substantially similar to the Group and except where noted or the context otherwise requires, information relating to the Group is also relevant to the Bank.
Sources
Throughout this Form 20-F and the attached Annual Report 2008, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on page 440 of the attached Annual Report 2008.

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information – Group on page 398 of the attached Annual Report 2008. For the Bank, please see IX – Additional information – Statistical information – Bank on page 399 of the attached Annual Report 2008.

B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see IX – Additional information – Risk factors on pages 421 to 428 of the attached Annual Report 2008.

Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see Operating as an Integrated Bank on pages 10 to 11, I – Information on the company – Review of the year’s events on pages 14 to 15, and – Global reach of Credit Suisse on pages 32 to 33 and IV – Corporate governance – Company on page 141 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 3 – Business developments and subsequent events in V – Consolidated financial statements – Credit Suisse Group on pages 206 to 207 of the attached Annual Report 2008. For the Bank, please see Note 3 – Business developments and subsequent events in VII – Consolidated financial statements – Credit Suisse (Bank) on page 325 of the attached Annual Report 2008.

B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company on pages 16 to 38 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 208 to 210 of the attached Annual Report 2008. For the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 326 to 328 of the attached Annual Report 2008.

C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 30 to 31 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on pages 47 to 49 of the attached Annual Report 2008. For a list of Credit Suisse’s significant subsidiaries, please see Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 276 to 278 of the attached Annual Report 2008. For a list of the Bank’s significant subsidiaries, please see Note 36 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 375 to 377 of the attached Annual Report 2008.

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on pages 433 to 434 of the attached Annual Report 2008.
Information Required by Industry Guide 3.
For Credit Suisse, please see IX – Additional information – Statistical information – Statistical information – Group on pages 400 to 413 of the attached Annual Report 2008. For the Bank, please see IX – Additional information – Statistical information – Statistical information – Bank on page 414 of the attached Annual Report 2008. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet –Risk management – Credit risk – Loans and loan commitments –Impaired loans and – Provision for credit losses on pages 125 to 128 of the attached Annual Report 2008.

Item 4A. Unresolved staff comments.
None.

Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 40 to 94 of the attached Annual Report 2008.
B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management on pages 96 to 111 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 224 to 225 and Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 273 of the attached Annual Report 2008. For the Bank, please see Note 23 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 340 and Note 34 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 374 of the attached Annual Report 2008.

C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 134 to 138 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 251 to 261 of the attached Annual Report 2008. For the Bank, please see Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 361 to 367 of the attached Annual Report 2008.

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on pages 137 to 138 of the attached Annual Report 2008.

Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate governance – Board of Directors – Members of the Board and the Committees on pages 151 to 156, – Honorary Chairman of Credit Suisse Group on page 156, and – Executive Board on pages 157 to 161 of the attached Annual Report 2008.

B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate governance – Compensation on pages 162 to 178 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 10 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 211, Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 237 to 244, and Note 3 – Compensation and loans to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group on pages 299 to 307 of the attached Annual Report 2008. For the Bank, please see Note 10 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 330 and Note 28 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 351 to 357 of the attached Annual Report 2008.

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate governance – Board of Directors and – Executive Board on pages 147 to 161 of the attached Annual Report 2008.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate governance – Overview – Company – Employees on pages 141 to 142 of the attached Annual Report 2008.
E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate governance – Compensation – Overview of the components of compensation at Credit Suisse on pages 164 to 170 and – Compensation and loans to members of the Board and the Executive Board on pages 171 to 178 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 27, Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group on pages 230 to 236, and Note 3 – Compensation and loans to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group on pages 299 to 307 of the attached Annual Report 2008. For the Bank, please see Note 26 – Employee share-based compensation and other compensation benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 346 to 349 of the attached Annual Report 2008.

Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate governance – Shareholders on pages 143 to 146 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 7 – Own shares held by the company and by group companies in VI – Parent company financial statements – Credit Suisse Group on page 308 of the attached Annual Report 2008. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 43,996,652 shares outstanding and is a wholly-owned subsidiary of Credit Suisse.

B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate governance – Compensation – Compensation and loans to members of the Board and the Executive Board on pages 171 to 178 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 236 to 237 of the attached Annual Report 2008. For the Bank, please see Note 27 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 349 to 350 of the attached Annual Report 2008.

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item18 of this Form 20-F.
For a description of Credit Suisse’s and the Bank’s legal or arbitration proceedings, please see IX – Additional information – Legal proceedings on pages 416 to 420 of the attached Annual Report 2008. In addition, for Credit Suisse, please see Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 274 to 275 of the attached Annual Report 2008. For the Bank, please see Note 35 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 374 of the attached Annual Report 2008.

For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Dividends and dividend policy on pages 107 to 108 of the attached Annual Report 2008.

B – Significant changes.
None.

Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on pages 432 to 433 of the attached Annual Report 2008. Shares of the Bank are not listed.

B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate governance – Overview, – Shareholders and – Board of Directors on pages 140 to 156 and – Additional information – Changes of control and defense measures on pages 179 to 180 of the attached Annual Report 2008. Shares of the Bank are not listed.

C – Material contracts.
For Credit Suisse, please see IX – Additional information – Other information – Material contract on page 429 of the attached Annual Report 2008. The Bank does not have any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.

D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 429 of the attached Annual Report 2008.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 429 to 432 of the attached Annual Report 2008. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.

H – Documents on display.
Credit Suisse and the Bank file periodic reports and other information with the SEC. You may read and copy any document that Credit Suisse or the Bank files with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect Credit Suisse’s and the Bank’s SEC reports and other information at the New York Stock Exchange, 11 Wall Street, New York, NY 10005.

The information Credit Suisse or the Bank files with the SEC may also be found on the Credit Suisse website at www.credit-suisse.com. In addition, our website also contains corporate governance policies and other documents of Credit Suisse and the Bank. Information contained on our website is not incorporated by reference into this Form 20-F.

I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 112 to 133 of the attached Annual Report 2008.
Item 12. Description of securities other than equity securities.
Not required because this Form 20-F is filed as an annual report.

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.

None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures in V – Consolidated financial statements – Credit Suisse Group on pages 290 to 292 of the attached Annual Report 2008. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 378 to 380 of the attached Annual Report 2008.

Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate governance – Board of Directors – Board committees – Audit Committee on pages 149 to 150 of the attached Annual Report 2008.

Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate governance – Overview – Corporate governance framework on page 140 of the attached Annual Report 2008. We have posted a copy of our Code of Conduct on our website at www.credit-suisse.com.

Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate governance – Additional Information – Internal and external auditors on pages 179 to 180 of the attached Annual Report 2008.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management – Share repurchase activities on pages 106 to 107 of the attached Annual Report 2008. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Item 16F. Change in registrants’ certifying accountant.
None.

Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate governance–Overview–Complying with rules and regulations on page 140 of the attached Annual Report 2008. Shares of the Bank are not listed.

Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 183 to 289 of the attached Annual Report 2008 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 315 to 377 of the attached Annual Report 2008 and incorporated by reference herein.

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of January 28, 2009.
1.2 Articles of association (Statuten) of Credit Suisse (Bank) as of August 26, 2008.
1.3 Organizational Guidelines and Regulations of Credit Suisse Group and Credit Suisse (OGR) as of March 24, 2009.
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse Group and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 415 of the attached Annual Report 2008 and incorporated by reference herein.

8.1 Significant subsidiaries of Credit Suisse are set forth in Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 276 to 278, and significant subsidiaries of the Bank are set forth in Note 36 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 375 to 377 in the attached Annual Report 2008 and incorporated by reference herein.

9.1 Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich with respect to Credit Suisse Group AG consolidated financial statements.
9.2 Consent of KPMG Klynveld Peat Marwick Goerdeler SA, Zurich with respect to the Credit Suisse (Bank) consolidated financial statements.
12.1 Rule 13a-14(a) certification of the Chief Executive Officer of Credit Suisse Group AG and Credit Suisse (Bank), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Rule 13a-14(a) certification of the Chief Financial Officer of Credit Suisse Group AG and Credit Suisse (Bank), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 Certifications pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Credit Suisse Group AG and Credit Suisse (Bank).

SIGNATURES

Each of the registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDIT SUISSE GROUP
(Registrant)
Date: March 24, 2009

/s/ Brady W. Dougan /s/ Renato Fassbind
Name: Brady W. Dougan Name: Renato Fassbind
Title: Chief Executive Officer Title: Chief Financial Officer

CREDIT SUISSE
(Registrant)
Date: March 24, 2009

/s/ Brady W. Dougan /s/ Renato Fassbind
Name: Brady W. Dougan Name: Renato Fassbind
Title: Chief Executive Officer Title: Chief Financial Officer

Annual Report 2008

Financial highlights

			in / end of		% change

	2008	2007	2006	08 / 07	07 / 06

Net income (CHF million)

Income/(loss) from continuing operations	(7,687)	7,754	8,295	–	(7)

Net income/(loss)	(8,218)	7,760	11,327	–	(31)

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	(7.33)	7.42	7.54	–	(2)

Basic earnings/(loss) per share	(7.83)	7.43	10.30	–	(28)

Diluted earnings/(loss) per share from continuing operations	(7.33)	6.95	7.20	–	(3)

Diluted earnings/(loss) per share	(7.83)	6.96	9.83	–	(29)

Return on equity (%)

Return on equity	(21.1)	18.0	27.5	–	–

Core Results (CHF million)

Net revenues	11,862	34,539	34,480	(66)	0

Provision for credit losses	813	240	(111)	239	–

Total operating expenses	23,212	25,159	23,832	(8)	6

Income/(loss) from continuing operations before taxes	(12,163)	9,140	10,759	–	(15)

Core Results statement of operations metrics (%)

Cost/income ratio	195.7	72.8	69.1	–	–

Pre-tax income margin	(102.5)	26.5	31.2	–	–

Effective tax rate	37.8	13.7	22.2	–	–

Income margin from continuing operations	(64.8)	22.4	24.1	–	–

Net income margin	(69.3)	22.5	32.9	–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,106.1	1,462.8	1,402.7	(24.4)	4.3

Net new assets	(3.0)	43.2	88.4	–	–

Balance sheet statistics (CHF million)

Total assets	1,170,350	1,360,680	1,255,956	(14)	8

Net loans	235,797	240,534	208,127	(2)	16

Total shareholders' equity	32,302	43,199	43,586	(25)	(1)

Book value per share outstanding (CHF)

Total book value per share	27.75	42.33	41.02	(34)	3

Tangible book value per share [1]	19.37	31.23	30.20	(38)	3

Shares outstanding (million)

Common shares issued	1,184.6	1,162.4	1,214.9	2	(4)

Treasury shares	(20.7)	(141.8)	(152.4)	(85)	(7)

Shares outstanding	1,163.9	1,020.6	1,062.5	14	(4)

Market capitalization

Market capitalization (CHF million)	33,762	76,024	99,949	(56)	(24)

Market capitalization (USD million)	33,478	67,093	81,894	(50)	(18)

BIS statistics [2]

Risk-weighted assets (CHF million)	257,467	312,068	253,676	–	23

Tier 1 ratio (%)	13.3	11.1	13.9	–	–

Total capital ratio (%)	17.9	14.5	18.4	–	–

Number of employees (full-time equivalents)

Number of employees	47,800	48,100	44,900	(1)	7

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and therefore are not comparable. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.

January 26, 2009, 5 p.m., Credit Suisse, Three Exchange Square, Hong Kong Founded in 1856, we have today a truly global reach, with operations in over 50 countries and a team of more than 47,000 employees with some 100 different nationalities represented. Our global presence across all time zones enables us to serve our clients around the clock. As one of the world’s leading banks, we strive to make our entire financial expertise available to high-net-worth individuals and corporate, institutional, and government clients worldwide, as well as to retail clients in Switzerland. Our diverse client base has three divisions at its disposal – Private Banking, Investment Banking and Asset Management – which cooperate closely to provide integrated financial solutions.

Dear shareholders, clients and colleagues
Credit Suisse recorded a net loss of CHF 8,218 million in 2008. Our loss from continuing operations was CHF 7,687 million. While these results are clearly disappointing, we nevertheless continued to strengthen our businesses during the year. Our overall approach was one of conservatism, and we delivered on our four main areas for 2008.

Our first priority was to maintain our capital strength. As a result of our efforts, Credit Suisse entered 2009 with one of the strongest capital ratios in the industry – 13.3% at the end of 2008 – which we achieved without significantly diluting shareholders. We see our capital strength as a key competitive advantage at a time when clients are increasingly seeking a solid and trusted financial partner. In addition, we raised a total of CHF 37.1 billion of long-term debt. The Board of Directors will propose a cash dividend of CHF 0.10 per share for the financial year 2008 to the Annual General Meeting on April 24, 2009.

Second, we succeeded in substantially reducing our level of risk in Investment Banking. By the end of 2008, our illiquid leveraged finance and structured products positions had decreased by 87% compared to the end of the third quarter of 2007. In addition, risk-weighted assets declined by 31% from the end of 2007. We will continue to target further substantial risk reductions during 2009.

Our third priority was to maintain client momentum across our businesses. Our efforts proved particularly effective in Private Banking, which was solidly profitable through 2008 and recorded over CHF 50 billion of net new assets. While our overall performance in Investment Banking was disappointing, we nevertheless maintained good momentum in client-driven businesses such as flow-based rate products, foreign exchange, prime services and cash equities, where we produced good results for the year. In Asset Management, where significant valuation reductions impacted our overall result, we generated good inflows of net new assets in the high-margin alternative investments business.

The fourth priority for 2008 was to accelerate the implementation of our strategy. Credit Suisse delivered on this goal across all three divisions: In Private Banking, we added 340 relationship managers to our Wealth Management team. In Investment Banking, we took steps to build a more client-focused, capital-efficient and streamlined operating model that should reduce earnings volatility and better leverage the strengths of our integrated bank. In Asset Management, we made tangible progress in our efforts to streamline our business portfolio by closing our money market funds and agreeing to sell the majority of our traditional funds business to Aberdeen Asset Management in the UK, among other measures. As a result of these steps, we believe that Credit Suisse is well positioned for a protracted period of market disruption or for a market recovery.

2008 financial performance
Credit Suisse reported a loss from continuing operations of CHF 7,687 million for 2008, compared to income from continuing operations of CHF 7,754 million in 2007. Excluding costs after tax from the accelerated implementation of our strategic plan, our 2008 loss from continuing operations was CHF 7,100 million. Core net revenues were CHF 11,862 million in 2008 compared to CHF 34,539 million in the prior year.

Private Banking demonstrated its resilience in 2008, delivering solid net revenues of CHF 12,907 million despite the challenging operating environment. Pre-tax income declined by 30% to CHF 3,850 million compared to 2007. The Wealth Management business reported pre-tax income of CHF 2,083 million, down 46% year on year. Net revenues remained solid but were 8% below the level of 2007, reflecting reduced client activity and lower average assets under management. Our Swiss Corporate & Retail Banking business achieved record pre-tax income of CHF 1,767 million for 2008, up 9% from 2007. Net revenues grew by 5% compared to the prior year.

Investment Banking posted a pre-tax loss of CHF 13,850 million for 2008, compared to pre-tax income of CHF 3,649 million in 2007. This result includes combined net valuation writedowns of CHF 10,923 million in the leveraged finance and structured products businesses. Net revenues were negative CHF 1,835 million in 2008, compared to positive CHF 18,958 million in 2007. This decline reflects significant losses in a number of businesses – including long/short and event and risk arbitrage trading strategies, equity derivatives, emerging markets trading and convertibles – due to the extreme volatility in the second half of the year. At the same time, we reported good results in our client-driven businesses.

Asset Management reported a pre-tax loss of CHF 1,127 million in 2008, compared to pre-tax income of CHF 197 million in 2007. Net revenues decreased by 75% to CHF 496 million, primarily as a result of private equity and other investment-related losses of CHF 676 million compared to strong gains in 2007.

Integrated model proves robust
Throughout 2008, the cooperation between our businesses based on our integrated model provided Credit Suisse with a source of stable, high-margin revenues in an environment characterized by significantly lower volumes. In total, we generated CHF 5.2 billion of revenues from our cross-divisional activities, a decline of only 12% compared to 2007, which benefited from much more favorable market conditions. This result has clearly confirmed the robustness of the integrated model, which enables us to capitalize on the highly complementary nature of our businesses in order to deliver holistic solutions to our clients. It also helps us to capture the outstanding synergy potential between our divisions and to realize enhanced operating efficiencies.

We remain firmly committed to our business model and have entered 2009 with a clear understanding of where the best opportunities for enhanced collaboration lie. We are therefore confident that we will succeed in realizing our target of at least CHF 10 billion of revenues from cross-divisional collaboration in 2012.

Strategic priorities for 2009
Credit Suisse will take a number of steps in 2009 to address the challenges and capture the opportunities presented by the new market environment, in line with the accelerated strategic plan announced in December 2008. Our 2009 priorities in our three divisions are as follows:

In Private Banking, we will continue to judiciously invest in growth, both globally and in our Swiss businesses. We see significant potential to gain market share in Switzerland in both Wealth Management and Corporate & Retail Banking and are increasingly benefiting from our strength and stability among our client base. At the same time, we will strive to further enhance the efficiency of this business.

In Investment Banking, we will continue to reposition the business in line with the changed competitive environment and market conditions. This includes building on the momentum we have already achieved in areas such as algorithmic trading, cash equities, prime services, rates, foreign exchange, high grade credit and strategic advisory businesses. We will also aim to capture opportunities to increase client coverage in selected businesses such as our leading emerging markets franchise. At the same time, we will further reduce origination capacity in complex credit and structured product businesses and cut risk capital usage – particularly by exiting certain proprietary and principal trading operations.

In Asset Management, we will continue to focus our resources on alternative investments, asset allocation and the Swiss businesses, all of which are scalable, high-margin activities that provide excellent investment opportunities for our clients. Our goal is to become the leading alternative investment manager globally. We will strive to achieve this by leveraging our existing strengths in areas such as private equity, and by closing gaps in areas such as single manager hedge funds. We will also further build on our strong presence in our Swiss home market.

While strengthening our businesses, it is, of course, imperative that we continue to rigorously control costs. The cost efficiency initiatives we launched last December will result in a headcount reduction of approximately 5,300 worldwide. By the end of 2008, 2,600 of these reductions had already taken place and the rest are expected to be completed by mid-2009. Together with additional reductions in compensation and non-compensation expenses, these strategic measures should enable us to lower our cost base by CHF 2 billion.

Responsible compensation policy
Compensation is an important issue – both in terms of the way we manage our business and also in the wider social context. At Credit Suisse, we believe that variable compensation is an important component of compensation that helps to safeguard our flexibility in an industry that is subject to cyclical revenue patterns. We have worked hard to develop a prudent and constructive approach to compensation that reflects both the performance of the company as a whole and the individual efforts of our employees, while also taking account of the interests of our shareholders. The level of variable compensation paid by Credit Suisse in the form of unrestricted cash decreased by more than 60% in 2008 compared to 2007. The actual year-on-year reduction in compensation varied according to the business area and seniority of employees. The decline was more pronounced for senior employees than for junior employees. Overall variable compensation, which includes unrestricted cash and retention payments designed to align the interests of shareholders and employees, decreased by 44% compared to the prior year.

Our managing directors did not receive any unrestricted cash payments in addition to their fixed salaries in 2008. Instead, the vast majority of payments took the form of retention awards. Many of our managing directors and directors received awards in the new PAF program, which will only pay out over time as the corresponding assets are liquidated.

The Chairman, the CEO and the CEO Investment Banking did not receive any variable compensation in 2008. With the exception of three individuals who had contractual arrangements, the remaining members of the Executive Board only received retention payments in addition to their salary, and they did not receive any unrestricted cash payments. We believe that the decision to grant retention awards for 2008 will support motivation among Credit Suisse’s senior managers and encourage them in their efforts to create value for our shareholders. By adopting this approach to compensation in 2008, we believe that we have taken responsible measures to balance the interests of our shareholders and employees.

Changes to the Board of Directors
In early March, Credit Suisse Group announced a number of changes to its Board of Directors.
Hans-Ulrich Doerig, currently Vice-Chairman, will be appointed Chairman of Credit Suisse Group subject to his re-election as a member of the Board of Directors at the Annual General Meeting (AGM) on April 24, 2009. He will take over from Walter B. Kielholz, who has decided to step down as Chairman of Credit Suisse Group at the AGM in order to focus on his new role as Chairman of Swiss Re. Walter Kielholz will, however, stand for re-election to the Board of Credit Suisse Group as a member with no functional duties.

Urs Rohner, currently Chief Operating Officer and General Counsel of Credit Suisse, will be proposed for election to the Board of Directors at the AGM and, if elected, will assume the role of full-time Vice-Chairman. John Tiner, CEO of the UK firm Resolution and former CEO of the UK FSA, and Andreas Koopmann, CEO of Bobst Group, will be proposed for election to the Board of Directors of Credit Suisse Group.

In view of Credit Suisse’s very strong capital base, clear strategy, experienced Board of Directors and excellent management team, the Board considered this the appropriate time for this transition.
Positioned for future success
While the uncertainty of the current environment makes it difficult to predict the development of our business for the full year, Credit Suisse has had a strong start to 2009. Overall, we have positioned our businesses to be less susceptible to negative market trends if they persist in the coming months and to prosper when markets recover – thus benefiting our shareholders, clients and employees.

Yours sincerely

Walter B. Kielholz Brady W. Dougan
March 2009

Brady W. Dougan, Chief Executive Officer (left), Walter B. Kielholz, Chairman of the Board of Directors. In the background is a portrait of Alfred Escher who founded Credit Suisse in 1856.

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “-” indicates not meaningful or not applicable.

For additional information about our business activities and a summary of our financial performance during the year, refer to the Business Review 2008. For information on how the Group assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2008. You can order these two reports on our website: www.credit-suisse.com.

Operating as an Integrated Bank Credit Suisse has operated as an integrated bank since 2006, when our three divisions – Private Banking, Investment Banking and Asset Management – moved closer together to combine their strengths. Shared Services ensures that the divisions benefit from first-rate support in areas ranging from finance to human resources and information technology.

Our regional structure – covering Switzerland, Europe, Middle East and Africa, the Americas and Asia Pacific – ensures that we present a single face to our clients around the world. This not only helps foster collaboration throughout the Group, it also strengthens our ability to deliver integrated and innovative solutions to our clients.

Our ability to deliver high-value customized products and services sets us apart from our peers. Institutional and private clients alike value the tailored financial solutions offered by our integrated model.

Divisions

Private Banking
Private Banking offers a wide range of banking solutions and comprehensive advice to private, corporate and institutional clients. The Private Banking division comprises Wealth Management and Corporate & Retail Banking, the former serving some 700,000 high-net-worth individuals worldwide with assets under management exceeding CHF 0.25 million to CHF 1 million, depending on the location. Corporate & Retail Banking serves 1.7 million retail, corporate and institutional clients in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research. Clients include corporations, governments and institutional investors around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global markets and business centers.

Asset Management
Asset Management offers a wide range of investment products and functions across asset classes, for all investment styles. The division manages global and regional portfolios, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. To deliver the best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Shared Services
Shared Services provides high-quality, cost-effective corporate services and business support in the fields of finance, legal and compliance, risk management, operations and human resources and information technology.

Regions

Switzerland
Our home market is Switzerland, where we are a leading bank for corporate, private banking and retail clients. Private banking clients use over 70 locations nationwide, while teams of key account managers serve our largest domestic corporate clients. Relationship managers at 40 branches and a business center care for small and medium-sized companies. We also have 220 offices for retail clients, and contact centers in the German-, French- and Italian-speaking areas.

EMEA
The EMEA region is a diverse mix of developed and emerging markets with 74 offices in 28 countries. In addition to our long-standing local presence throughout Europe, including France, Germany, Italy, Spain and the UK, we also have a strong presence in key growth markets including Russia, Kazakhstan, Turkey and the Middle East. In 2008 we opened offices in Bologna and Parma (Italy), Birmingham (UK) and Riyadh (Saudi Arabia).

Americas
The Americas region comprises operations in the US, Canada, Latin America and the Caribbean. Our three divisions – Private Banking, Investment Banking and Asset Management – are strongly represented across the region. With offices in 54 cities spanning 14 countries, our clients have local access to our global capabilities in their home markets.

Asia Pacific
The Asia Pacific region comprises operations throughout the region, with 25 offices in 13 countries. China and India are our fastest-growing private banking markets in the region, while Singapore is home to Credit Suisse’s largest private banking operations outside Switzerland. Investment Banking is another pillar of the business in the region. We have a presence in markets including Australia, Hong Kong, Japan, South Korea and Thailand. In 2008, we opened offices in Karachi (Pakistan) and New Delhi (India).

I – Information on the company
Review of the year’s events
Vision, mission and principles
Strategy
Our businesses
Organizational and regional structure
Global reach of Credit Suisse
Corporate citizenship
Regulation and supervision

Review of the year’s events
January

Client focus We launched a global key client coverage model, building on the momentum of the integrated bank.

Regulations We moved to Basel II, agreeing on the use of advanced measurement approaches of risk and capital management.

Indonesia We started executing trades as a full member of the Indonesia Stock Exchange.

Stock markets
The Dow opened at 13,262 on January 2, while the SMI opened at 8,484. During the year, the two indices fell 34% and 35% respectively.

World Bank The international body forecast that global growth would slow in 2008, as the volatility in the financial markets hit the world’s richest nations.

February

Eric Varvel was promoted to the role of CEO of our EMEA region.

Repricing of positions Some of our asset-backed positions had to be repriced. A material internal control weakness was discovered and has since been fully remedied.

Credit tightening A Fed survey showed that banks tightened lending standards for businesses and consumers, offering evidence that the credit crunch had spread to sectors beyond real estate.

Oil prices Crude oil futures closed above the USD 100 threshold for the first time.

US dollar The US dollar hit a record low against the euro, in a slowing US economy.

March

Alternative energy We committed USD 300 million to the alternative energy sector through Hudson Clean Energy Partners.

Australia We strengthened our position in Australia by investing in an equity trading platform on the Australian Stock Exchange.

Gulf region We announced a strategic alliance with the private equity firm Gulf Capital, to make growth-oriented investments.

Bear Stearns The investment bank was acquired by JP Morgan Chase.

Liquidity Central banks worldwide made funds available to improve liquidity in the banking system. Interest rates were cut by some central banks.

Mortgage markets
The deterioration in the mortgage markets increasingly affected the credit markets and other asset classes, with adverse impacts on the global economy.

April

Robert Shafir took up the position of CEO of the Asset Management division, in addition to his CEO role for the Americas region.

Latin America Our first private equity fund targeting investment opportunities in Latin America was set up with USD 300 million in investment capital.

IMF The IMF warned that the losses on US-originated loans and securitized assets could reach USD 1 trillion. The IMF raised the estimate to USD 1.4 trillion in October.

Chinese yuan The Chinese currency broke the 7-yuan threshold against the US dollar for the first time since it was depegged from the dollar in 2005.

May

India We opened a wealth management business in Mumbai to provide our clients with a comprehensive range of investment products and services.

Indices We launched a Social Awareness Index, enabling our clients to invest in socially aware companies. A Risk Appetite Investable Index was also set up, offering investors exposure to European equities and government bonds.

Job losses The US financial sector lost an estimated 66,000 jobs during the first five months of the year as a result of the market turmoil.

US consumers The US consumer sentiment index fell to a 28-year low.

June

China We obtained approval from the Chinese authorities to establish a joint venture with Founder Securities to provide investment banking services in China. We also established a strategic alliance in Chinese domestic institutional brokerage and wealth management.

Pakistan We launched operations to offer equity research and research sales to institutional clients.

Inflation worries Global inflation worries heated up as the prices of oil and other commodities climbed to new records.

Swiss capital rules The SNB proposed increased capital requirements and new leverage ratios at large Swiss banks. Concrete measures were put in place by the FINMA in October.

July

Middle East We launched a full-scale local equities platform including equity sales, trading and research, to provide innovative products and solutions to our clients in the region.

Award We were named Best Bank in Switzerland by Euromoney.

Oil prices The Brent crude oil futures reached a record USD 147.27 per barrel. By year-end, the price had dropped to USD 40.10 per barrel.

Fannie Mae, Freddie Mac The two largest US mortgage lenders were granted Fed loans at favorable interest rates, but both were nationalized in September.

August

Funding We successfully completed our long-term funding plan for 2008, despite deteriorating credit and financial markets.

Asset Management We acquired an 80% stake in AMF to further strengthen our alternative investment franchise.

US dollar The US dollar started to appreciate against major currencies, amid the repatriation of liquidity to the US. Toward the end of the year, the dollar started to depreciate.

Japanese package The Japanese government unveiled a USD 107 billion economic stimulus package including loan guarantees and aid for small businesses. China followed in November with a USD 586 billion package, to focus on infrastructure projects.

September

Hans-Ulrich Meister was named CEO Switzerland. Earlier in the year, Karl Landert was appointed Chief Information Officer.

Bahrain We were granted a license to set up operations in Bahrain, enabling us to establish a branch in Manama.

Lehman Brothers
The investment bank declared bankruptcy.

Investment banks
The stand-alone investment banking model in the US ceased to exist. Goldman Sachs and Morgan Stanley received Fed approval to transform into bank holding companies.

Short-selling A temporary ban on short-selling adversely impacted various trading strategies.

October

Capital We raised a total of CHF 10 billion from three existing shareholders.

US rescue package The US government approved a USD 700 billion rescue package for the financial sector.

Nationalizations Governments world-wide stepped up emergency measures for financial institutions, including funding and nationalizations.

State guarantees Governments worldwide raised or introduced guarantees of bank deposits, as well as guarantees of debt securities of eligible financial institutions.

November

Saudi Arabia We acquired a majority stake in Saudi Swiss Securities to deliver the integrated bank’s services and products to our clients in the region.

Recession Data confirmed that both Europe and Japan were in recession.

US elections Barack Obama won the US presidential election.

Rate cuts Central banks continued to cut interest rates.

Stock markets The Dow reached a year-low, and its lowest level since March 2003.

G 20 Leaders discussed plans to stimulate the global economy, and agreed on principles for a new financial framework.

December

Accelerated implementation of bank strategy We announced plans to further improve our risk, capital, cost and earnings position, including an increased focus in Investment Banking on client and flow-trading businesses.

Asset Management
Following a review of our business portfolio, we sold parts of our traditional long-only asset management business.

Job losses The US financial sector announced more than 260,000 job cuts during 2008.

UK property market
Mortgage lending fell to a six-year low of GBP 256 billion in 2008, as a result of the credit crunch.

Stock markets Stock markets worldwide posted their worst annual performance since the Great Depression. The Dow Jones EURO STOXX Banks index lost 64%, while Credit Suisse’s shares declined 58%.

Performance of Credit Suisse’s share price versus the Dow Jones EURO STOXX Banks index
Vision, mission and principles
Our vision is to become the world’s premier and most admired bank, renowned for our expertise in private banking, investment banking and asset management, and most valued for our advice, innovation and execution.

Our mission is to set new standards in partnering with our clients and providing them with integrated financial solutions. As a global bank serving clients in every region of the world, cultural diversity is essential to our success. We strive to create an open, respectful workplace that encourages people to work together and with our clients to deliver superior products, services and results and support the success and prosperity of all our stakeholders.

Three principles guide our employees in all decisions, actions and objectives:
– A relentless focus on the needs of our clients. We know we can only set new standards in partnering with clients if we place them at the center of everything we do and have a complete understanding of their needs and aspirations. We believe that nothing short of excellence will suffice. Building on our tradition for innovation, we strive to develop new financial solutions and compelling value propositions to address client needs.

– Teamwork must be at the heart of all we do. We are committed to working together as a team across businesses and regions to deliver added value to clients. As an integrated organization, we are well positioned to capitalize on our combined strengths and expertise to provide holistic product offerings and seamless service that set us apart from our peers. Dedication, determination and dialogue are the keys to successful teamwork at Credit Suisse.

– Our reputation is everything. We are committed to maintaining, enhancing and monitoring our reputation by generating value for clients and shareholders, acting with professionalism, integrity and respect and serving as a reliable partner to all our stakeholders.

Strategy
Industry trends and competition
In 2008, the financial services industry was shaken by the most severe global financial crisis in recent history. The spill-over effects emerging from the dislocation of the mortgage-backed securities market in 2007 increasingly affected other credit and financial markets during the year, leading to unprecedented levels of market turmoil, volatility and a deterioration in the economic environment, as discussed under II – Operating and financial review – Operating environment. Uncertainties related to the value and risk of complex financial products, assets and liabilities resulted in the near collapse of the funding markets for banks, putting the stability of the global financial system at risk. Vigorous intervention by governments and central banks around the globe was undertaken to rescue financial institutions, reduce systemic risk and reestablish confidence in the markets. With the crisis still ongoing and with numerous temporary government emergency programs in place, the focus of politicians, regulators and industry representatives is increasingly shifting towards a detailed analysis of the reasons of the crisis and the implications for the industry’s future and its regulation.

In November 2008, the leaders of the G20 countries gathered in Washington to discuss efforts to strengthen economic growth and deal with the financial crisis. They agreed on common principles for a future capital market architecture, including greater transparency and strengthened accountability, enhanced regulation and supervision, improved international cooperation and reforms of the international financial institutions to give emerging economies and developing countries greater voice and representation. More than 40 concrete proposals have been developed and are currently in discussion, involving organizations like the International Monetary Fund, the Financial Stability Forum, the Institute of International Finance and the Bank for International Settlement. A G20 summit is scheduled for April 2009, and market developments in 2008 and initial regulatory actions point towards a new competitive landscape in the years to come.

The financial services sector witnessed extraordinary changes to the competitive landscape due to consolidation and government intervention. Leading market players filed for bankruptcy protection or were acquired or received regulatory approval to transition to bank holding companies. Going forward, investment banking activities will be subject to tighter regulatory supervision, leading to a more level playing field among domestic and international competitors. A second major development during 2008 was the far reaching governmental emergency support provided to financial institutions in the form of state guarantees, liquidity, funding, capital injections and full-scale nationalization. In the absence of a binding international collaboration framework and against the backdrop of differing needs, intervention was mainly on a national level, leading to a multi-facetted and heterogeneous landscape, particularly in Europe. While indispensable to stabilize markets, the longer-term implications of increased political influence remain to be seen. In Switzerland, our home market, a more conservative capital regime was introduced for large Swiss banks, including Credit Suisse, requiring increased capital and a leverage ratio.

Due to increased regulatory scrutiny and higher capital requirements, more conservative client behavior, the market’s desire for less complex products and substantially lower asset bases, we expect the business environment to remain challenging. In addition, the deterioration of the economic environment will impact the quality of loan portfolios. As a result, we expect large-scale redundancy programs and ongoing reductions in spending on infrastructure investment in the years to come. As banks move to less risky business models, we also expect market participants to review their business portfolios, putting an increased focus on their core franchises. We believe that the current market environment provides opportunities for well capitalized and flexible market participants. Taking a longer term perspective, we believe that the financial services industry will continue to benefit from globalization, individual wealth creation and international capital flows.

Accelerated implementation of client-focused integrated bank strategy
With our client-focused integrated bank strategy launched in 2006, we feel well positioned to succeed in a changing operating environment. Our strategy was seriously tested in 2008, and although not immune to the market turmoil, we benefited from our diversified business model. The net loss of CHF 8.2 billion in 2008 and net valuation reductions in Investment Banking of CHF 10.9 billion were substantial but our financial strength allowed us to manage through the financial crisis. We focused on three priorities we established in 2007 at an early stage of the crisis:

– Reduce risk: By implementing a comprehensive and aggressive plan to reduce our risks, we continued to manage down our exposures throughout 2008. Excluding the US dollar translation impact, our overall 99% position risk declined 18%, primarily as a result of reduced exposures in leveraged finance and commercial real estate. Period-end trading risks measured on the basis of our scaled VaR model decreased 36% to CHF 185 million, compared to CHF 291 million as of the end of 2007.

– Ensure sufficient liquidity: We maintained our conservative liquidity and funding profile throughout the year. Overall, we were a net provider of liquidity to the market in 2008, and we successfully completed our funding plan for 2008. The structure of our unsecured funding remained largely stable, with client deposits and long-term debt as the main sources.

– Maintain a strong capital base: Given all the uncertainties in the market, we placed emphasis on maintaining a strong capital base, also as a key value proposition to our clients. Our consolidated BIS tier 1 ratio was 13.3% as of the end of 2008, compared to 10.0% as of the end of 2007. Our capital position remained strong as we raised net CHF 14.2 billion of tier 1 capital.

With the successful implementation of these priorities, we weathered the challenges in 2008 with limited shareholder dilution and without requiring any capital from the Swiss government. Our efforts to maintain client momentum were effective, particularly in Private Banking, which was solidly profitable throughout 2008 and recorded over CHF 50 billion of net new assets. Following an assessment of the longer term implications of the financial crisis, we announced decisive strategic measures to accelerate the implementation of our client-focused integrated bank strategy. These measures are expected to bring a further substantial reduction of our risk and cost base, thus freeing up capital, helping us to address challenges and to capture opportunities in the new market environment. As part of our strategic plan, we are reducing headcount by approximately 5,300. By the end of 2008, 2,600 of these reductions had taken place and the rest are expected to take place by the middle of 2009. We are on track to lower costs by CHF 2 billion through these strategic measures.

– In Private Banking, we will continue to judiciously invest in growth, both globally and in our Swiss businesses. We have growth plans in place for all regions and will add a significant number of relationship managers to accelerate our asset gathering momentum when markets improve. With our client centricity approach, we will develop and leverage our value propositions for all targeted client segments, with a particular focus on ultra-high-net-worth individuals.

– In Investment Banking, we are repositioning the business, reflecting the fundamental shift of client demand. With an increased emphasis on client and flow-based businesses as well as reduced risk limits for complex and structured products, we expect to reduce volatility and improve capital efficiency. We will reduce risk capital usage, including exiting certain proprietary and principal trading businesses. In 2008, we reduced risk-weighted assets 31% to USD 163 billion on a consistent methodology basis, and we plan further cuts to USD 135 billion by the end of 2009.

– In Asset Management, we focused our resources on alternative investments, asset allocation and the Swiss businesses, all of which are scalable, high-margin businesses that provide excellent investment opportunities for our clients. In the fourth quarter, we decided to close certain money market funds and agreed to sell the majority of our traditional funds business to Aberdeen Asset Management, one of the UK’s leading asset managers, for a stake of up to 24.9% in Aberdeen. The new organization also provides further potential to reduce costs.

We remain committed to the client-focused integrated model, which we believe enables us to most effectively deliver best-in-class service to our clients while realizing enhanced operating efficiencies. Collaboration between our businesses provides a source of stable, high-margin revenues. For a more detailed description of our businesses and their performance in 2008, refer to I Our businesses and II Operating and financial review.

Priorities and targets
In 2009 and beyond, we will focus our attention on navigating through the still challenging and changing business environment, implementing the next steps of our accelerated client-focused integrated bank strategy and exploiting market opportunities as they arise. We aim for profitable growth over the business cycles and an improved business mix with a more conservative risk return profile. To achieve this, we remain focused on five strategic priorities for the Group:

– Client focus: We continue to strengthen our key client coverage model and focus on clients with complex and multi-product needs, such as ultra-high-net-worth individuals, large and mid-sized companies, entrepreneurs, institutional clients and hedge funds. Investment Banking will increase its focus on client and flow-based trading businesses. We will develop our product range according to our clients’ needs and move closer to them by further strengthening our footprint globally. In 2008, we launched a global key client coverage model, building on the momentum of the integrated bank and leveraging the coverage model introduced in 2007 for top clients in Switzerland. We added 340 relationship managers in Private Banking and expanded our presence in markets like China, India, Pakistan, Indonesia and the Gulf region.

– Collaboration: To deliver a unique value proposition to our targeted clients, we encourage close collaboration throughout our organization. Key collaboration initiatives include customized client solutions and increased client and asset referrals between the divisions and businesses. We systematically track our progress by measuring collaboration revenues with a target of above CHF 10 billion by 2012. Throughout the market turmoil we showed resilience in collaboration revenues, particularly for ultra-high-net-worth individuals. Collaboration efforts on the basis of our integrated bank strategy provided us with a source of stable, high-margin revenues throughout 2008. In total, we generated CHF 5.2 billion of collaboration revenues, a decline of only 12% compared to 2007, which benefited from much more favorable market conditions.

– Capital and risk management: In the context of the financial crisis, a strong capital base and a sound liquidity position have become even more important. We deploy capital in a disciplined manner, assessing our aggregated risk taking in relation to our client needs, our financial resources and based on our economic capital framework. We systematically monitor and develop the business portfolio based on through-the-cycle risk/return goals and the added value of the integrated bank strategy. In 2009, Investment Banking continues to reduce the scale of its operations in more complex products, including a general reduction in risk capital usage and the exit of certain proprietary and principal trading activities.

– Efficiency: We continue to strive for top-quartile efficiency levels, while being careful not to compromise on growth or reputation. For our core activities we have established a cost/income ratio target of 65%. We foster a culture of cost management and operational excellence. We drive efficiency improvements with the strong involvement of senior management and we pursue plans to further develop our CoE. Since inception of the CoE program four years ago, we have deployed more than 7,000 roles, or 13% of our workforce. We continue to focus on our Operational Excellence program, which has strengthened our culture of continuous improvement and client focus, and which has become a key part of implementing strategic initiatives.

– People: We continue to undertake significant efforts to attract, develop and retain top talent in order to deliver an outstanding integrated value proposition to our clients. We promote cross-divisional and cross-regional career development, as well as lateral recruiting and mobility. We demand the highest ethical standards, consistent with our Code of Conduct. With regard to compensation, we take a prudent and constructive approach, designed to reflect the performance of individuals and the firm and, at the same time, closely align the interests of employees with those of shareholders. We rolled out our global human resources transformation project in 2008 to improve productivity, one of our most comprehensive Operational Excellence initiatives, which will allow for better management of our human capital base.

To track our progress and benchmark our performance, we have defined a set of key performance indicators for growth, efficiency and performance, and risk and capital to be achieved across market cycles. As a result of the operating environment, we reviewed and updated our targets at the beginning of 2009. For more detailed information, refer to II – Operating and financial review – Key performance indicators.

Our businesses
Private Banking
Business profile
In Private Banking, we offer a broad range of banking solutions and comprehensive advice to private, corporate and institutional clients. Private Banking comprises two major businesses: Wealth Management and Corporate & Retail Banking. Wealth Management operates worldwide and serves approximately 0.7 million high-net-worth individuals with assets under management exceeding CHF 0.25 million to CHF 1 million, depending on the location. Corporate & Retail Banking serves approximately 1.7 million retail, corporate and institutional clients in Switzerland.

In Wealth Management, we provide customized solutions in protecting, optimizing and financing clients’ wealth. We run one of the largest private banking organizations globally, with CHF 646 billion of assets under management as of the end of 2008. We serve our clients through two brands: Credit Suisse and Clariden Leu, Credit Suisse’s independent private bank. Clariden Leu is a leading provider of private banking services, mainly in Switzerland, with total assets under management of CHF 94 billion as of the end of 2008. We serve our international clients through a global network of 3,500 dedicated relationship managers, organized by region, markets and client segment (for example, ultra-high-net-worth individuals and entrepreneurs). Relationship managers are supported by a broad range of dedicated product specialists. As of the end of 2008, we were present in almost 200 locations, with 123 offices outside Switzerland in 45 countries.

In Corporate & Retail Banking, we provide premium advice and solutions for financing, investment and retirement planning to private clients and a broad range of corporate banking services to corporate and institutional clients in Switzerland. We serve our clients through 220 branches in Switzerland, four regional contact centers and “Direct Net,” our online banking platform. Small and medium-sized enterprises are served by relationship managers based in 40 branches throughout Switzerland and a central business center. Our regional bank, Neue Aargauer Bank, serves clients in the Canton of Aargau. The consumer finance company, BANK-now, is a specialized supplier of private credit offerings and car leasing in the Swiss market through various distribution channels.

Awards
– In Euromoney’s global “Private Banking Survey 2008”, Credit Suisse was rated best in class for its private banking services in Central & Eastern Europe, Russia and the United Arab Emirates.
– In 2008, the Handelsblatt Elite Report awarded Credit Suisse’s Private Banking in Germany and Switzerland the highest distinction of “summa cum laude”.
– As part of its “World’s Best Global Banks 2008” awards, the Global Finance magazine ranked Credit Suisse as “the World’s Best Private Bank”. In addition, the magazine has awarded Credit Suisse the title “Best Bank in Switzerland” in the World’s Best Developed Market Banks Awards 2008.

– Credit Suisse was honored with the “Outstanding Global Private Bank Award” and the “Outstanding Business and Entrepreneur Private Bank Award” by Private Banker International.
Achievements
Wealth Management
– New offices were opened in Northbrook, Illinois (US), Bologna (Italy) and Tokyo (Japan) to serve the needs of the growing number of high-net-worth and ultra-high-net-worth individuals.
– New branches were opened in Parma (Italy) and in Manchester and Birmingham (England), strengthening our onshore business in these mature markets. We established our wealth management business in Mumbai (India), marking an important milestone in our international growth strategy and underlining our continued investment in emerging markets.

– A branch license was granted in Bahrain, enabling us to respond to the dynamic developments and fast growing demand in this region.
Corporate & Retail Banking
– First major financial services provider in Switzerland to launch an initiative to improve accessibility of our facilities and services for people with impaired vision, hearing and mobility.
– New tranche issued of the first tax-exempt real estate fund for Swiss pension funds, reflecting the continued strong demand for this product.
– Succession campaign intensified in all Swiss locations. The joint initiative between Corporate & Retail Banking and Wealth Management aims at better supporting our clients as a strategic partner in succession situations.

Trends and competition
Wealth Management
Despite the current financial market challenges and the risk of a prolonged economic slowdown, we expect continued long-term growth in global wealth. This growth will be driven by continued economic development in emerging and newly industrialized markets and generational transfers of wealth in more mature markets. In the newly industrialized countries, we also expect a further concentration of wealth and asset accumulation with entrepreneurs, who increasingly seek solutions not only to manage their personal wealth, but also to develop their business over market cycles. In more mature markets, we expect lower growth rates than in emerging markets, but the asset base is larger, with more than two thirds of global wealth located in the US, Japan and Western Europe. While we assume an increasing focus on cross-border business with regard to transparency and regulation, we expect both cross-border and domestic business to grow.

With regard to the client value proposition, these trends have the following implications for service providers:
– Client focus: Banks shift their client focus increasingly beyond free investible assets to address total client wealth, including liabilities as well as illiquid assets, such as real estate or stakes in client companies.

– Client offering: Wealthy and informed clients expect private banking to combine the full range of product and market expertise into leading-edge and tailor-made solutions and services.
– Client targeting: In an increasingly competitive environment, banks have to move beyond asset-based client segmentation to develop specific need-based value propositions for strategically attractive target groups.

– Client proximity: With the industry becoming increasingly global, banks need to be close to their clients and establish both domestic and cross-border capabilities in all major regions.
As suppliers seek to meet increasingly complex client requirements at competitive costs, we expect further consolidation of the wealth management industry. Consolidation will be accelerated by current financial markets. With our continued strong asset gathering, hiring across all regions and our value proposition based on client centricity and the integrated bank, we expect to further strengthen our position in the industry.

Corporate & Retail Banking
The Swiss corporate and retail banking industry is strongly tied to the overall economic environment in Switzerland. Swiss retail banking clients have comparatively high incomes and savings rates, resulting in a large demand for personal investment management solutions. Furthermore, the Swiss private mortgage business has developed positively in recent years and this trend is expected to continue despite declining margins. The Swiss economy is broadly diversified and closely linked to the global economy. Corporate banking in Switzerland offers a broad range of services tailored to the needs of the Swiss economy (for example, financing, export and trade solutions).

In the Swiss corporate and retail banking industry, competition has increased significantly in recent years, especially in basic banking products. To meet this competitive pressure, we continue to invest in quality advisory capabilities, product innovation and customized client solutions through an open architecture.

Strategy and initiatives
Despite the market turmoil in 2008, our lower asset base and generally lower client activity in the near term, we will continue to implement our strategy in six areas: international growth; market share gains in Switzerland; client value proposition; integrated banking; productivity and performance; and attracting and maintaining the best people. With this strategy, we expect to generate further substantial value and maintain our asset gathering momentum and strong income contribution to the Group. We have growth plans in place for all regions and plan to hire relationship managers to operate from a position of strength when markets improve. We will continue to drive efficiency and productivity, building on our programs for operational excellence and efficiency management. Close collaboration and support from Investment Banking and Asset Management will be the drivers for increased revenues from customized and innovative client solutions.

Products and services
Wealth Management
Our service offering is based on three main concepts: the Structured Advisory Process, client value propositions and comprehensive investment services:
– Structured Advisory Process: We analyze our clients’ personal financial situation and prepare investment strategies based on an individual risk profile of liquid and illiquid assets and present and future liabilities. Based on this profile, we recommend specific investments in accordance with the investment guidelines of the Credit Suisse Investment Committee. The implementation and monitoring of the client portfolio is carried out by the relationship manager. We completed the global roll-out of our structured advisory process with the roll-out in the US in 2008.

– Segment specific solutions: We offer a range of wealth management solutions tailored to specific client segments. For our entrepreneur segment, we offer solutions targeted at specific needs within private and corporate wealth management, including succession planning, tax advisory, financial planning and investment banking services. Clients receive the advice of Credit Suisse’s experienced corporate finance advisors, immediate access to a network of international investors in the public and private markets, the preparation and coordination of financial transactions and the maximization of company value. For our ultra-high-net-worth clients with assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million, we offer tailor-made solutions for individuals and family offices.

– Investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the analysis and recommendations of our global research team. Investment advice covers a range of services from portfolio consulting to advising on individual investments. We continuously strive to offer clients effective portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists, providing private investors with access to asset classes that otherwise would not be available to them. For clients with more complex requirements, we provide investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. In close collaboration with Investment Banking and Asset Management, we also provide innovative alternative investments with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate.

Corporate & Retail Banking
We offer a broad range of financing products, such as construction loans, fixed and variable rate mortgages, consumer, car and real estate loans, different types of leasing arrangements, and various credit cards provided by Swisscard, a joint venture between Credit Suisse and American Express. Additionally, we provide flexible financial solutions to suit every stage of a private client’s life, including private accounts, payment transactions, foreign exchange services, pension products and life insurance. We recently extended our range of basic banking products and services for private clients by introducing the Bonviva banking packages to simplify banking for our clients. These packages are tailored to clients’ needs, and include a client royalty program, offering an attractive range of services and events. The range of savings products available to retail clients includes savings accounts and savings plan funds and insurance. We supply a range of investment products and services specifically designed for retail clients.

To meet the needs of corporate clients, including Swiss subsidiaries of multinational corporations, we offer a full range of solutions: cash management and payment transactions, all forms of traditional and structured lending, capital goods and real estate leasing, investment solutions and specialized services such as corporate finance, trade finance and ship financing. Large corporate clients can benefit from tailor-made financial solutions and advice. We also supply specialized products and services, such as business process outsourcing, multi-currency offerings, straight-through-processing execution and custody services, to small and medium-sized banks, Swiss pension funds and insurance companies.

Investment Banking
Business profile
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising and advisory services, as well as comprehensive investment research. Clients include corporations, governments and institutions around the world. Credit Suisse delivers its global investment banking capabilities via regional and local teams based in all major developed and emerging market centers.

Trends and competition
The extreme disruption in the markets in 2008, particularly during the second half of the year, led to consolidation among financial institutions and the end of the large-scale independent investment banking model in the US financial services industry. The remaining industry participants face increased capital costs, but with fewer competitors, they now have opportunities to increase market share and improve pricing. In this environment, Investment Banking is differentiated by Credit Suisse’s strong capital position and integrated bank model, substantial progress in risk reduction and repositioned business platform.

Throughout the year, we moved rapidly to implement our strategy to move to a lower risk and more capital efficient model, making material reductions in our leveraged finance and structured products exposures, and to reduce earnings volatility by increasing revenues from our client and flow-based businesses. In shifting our business portfolio, we continued to benefit from the response of clients to the market crisis, including a growing preference for less complex, more liquid financial products and above all, for doing business with strong, stable counterparties, such as Credit Suisse. This trend is evident in the client inflows we are seeing in our prime services business, and the record growth in trading volume on our AES® platform.

Repositioning Investment Banking

	Key client businesses	Repositioned businesses	Exit businesses
Equities	■ Cash equities ■ Electronic trading ■ Prime services ■ Equity derivatives – focus on flow and corporate trades	■ Equity trading – focus on quantitative and liquid strategies ■ Convertibles – focus on client flow	■ Highly structured derivatives ■ Illiquid principal trading
Fixed income	■ Global rates ■ Foreign exchange ■ High grade credit/debt capital markets ■ US RMBS secondary trading ■ Commodities trading (joint venture)	■ Emerging markets – maintain leading business but with more limited risk/credit provision ■ US leveraged finance – maintain leading business but focus on smaller/quicker to market deals	■ Mortgage origination ■ CDO ■ Non-US leveraged finance trading ■ Non-US RMBS ■ Highly structured derivatives ■ Power & emission trading
Advisory	■ Strategic advisory (mergers & acquisitions) and capital markets origination	■ Corporate lending – improved alignment of lending with business and ability to hedge	■ Origination of slow to market, capital-intensive financing transactions
	Develop existing strong market positions	Maintain competitive advantage but reduce risk and volatility	Release capital and resources; reduce volatility

Repositioning Investment Banking
In response to the changed market environment, we announced a further acceleration of our efforts to reposition Investment Banking by
– reducing risk capital usage;
– reducing volatility and improving capital efficiency;
– increasing emphasis on client and flow-based businesses, such as cash equities, electronic trading, prime services, global rates and foreign exchange, high grade debt, US RMBS secondary trading, our commodities trading joint venture with Glencore and our strategic advisory business;

– repositioning certain other businesses in which we have a competitive advantage but seek to reduce risk and volatility, including quantitative and liquid equity trading strategies, secondary convertible trading, emerging markets, US leveraged finance and corporate lending; and

– reducing risk limits for complex and structured products, including substantially reducing or exiting certain businesses such as highly structured derivatives, illiquid principal trading, residential and commercial mortgage origination, CDO, leveraged finance trading, RMBS outside the US and power and emissions trading.

Key measures of our progress include:
– Risk-weighted assets declined 15% since the end of the third quarter, and 31% since the end of 2007, to USD 163 billion, and are targeted to decline to USD 135 billion by year-end 2009.
– End-of-period, one-day 99%-VaR declined 20% in the fourth quarter of 2008 to USD 117 million. Excluding dataset and methodology changes, the decline was 35% to USD 31 million.
– Headcount was reduced by 1,600 since the third quarter to 19,700, with a year-end 2009 target of 17,500.
Products and services
Our comprehensive portfolio of products and services is aimed at the needs of the most sophisticated clients, and we increasingly use integrated platforms to ensure efficiency and transparency. Our activities are organized around two broad functional areas: investment banking and global securities. In investment banking, we work in industry, product and country groups. The industry groups include energy, financial institutions, financial sponsors, industrial and services, healthcare, media and telecom, real estate and technology. The product groups include mergers and acquisitions and financing products. In global securities, we engage in a broad range of activities across fixed income, currencies, commodities, derivatives and cash equities markets, including sales, structuring, trading, financing, prime brokerage, syndication and origination, with a focus on client-based and flow-based businesses, in line with growing client demand for less complex and more liquid products and structures. We are repositioning or exiting certain of the businesses described below.

Investment banking
Equity and debt underwriting
Equity capital markets originates, syndicates and underwrites equity in IPOs, common and convertible stock issues, acquisition financing and other equity issues. Debt capital markets originates, syndicates and underwrites corporate and sovereign debt.

Advisory services
Advisory services advises clients on all aspects of mergers and acquisitions, corporate sales and restructurings, divestitures and takeover defense strategies. The private fund group holds a market-leading position in raising capital for hedge funds, private equity funds and real estate funds. The fund-linked products group is responsible for the structuring, risk management and distribution of structured mutual fund and alternative investment products and develops innovative products to meet the needs of its clients through specially-tailored solutions.

Global securities
Credit Suisse provides access to a wide range of debt and equity securities, derivative products and financing opportunities across the capital spectrum to corporate, sovereign and institutional clients. Global securities is structured into the following areas:

Fixed income
Rates
Interest rate products makes markets in the government bond and associated OTC derivative swap markets of developed economies. Its products include government bonds, bond options, interest rate swaps, interest rate options and structured interest rate derivatives.

Foreign exchange provides market-making and positioning in products such as spot and options for currencies in developed markets. It also supplies dedicated research and strategy and structured advisory services.

Listed derivatives provides innovative derivative product support, drawing on its global execution capabilities, electronic trading system and sophisticated analytics.
Credit
Credit products offers a full range of fixed income products and instruments to clients, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured products that address specific client needs.

Credit derivatives trades and structures credit derivatives on investment grade and highyield credits. It is a leading dealer in both flow business, which trades single-name credit default swaps on individual credits, credit-linked notes and index swaps and structured products, providing credit hedging solutions to clients.

Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and CP.
Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high-yield debt for non-investment grade corporate and financial sponsor-backed companies.

Structured products
Structured products trades, originates, securitizes, syndicates, underwrites and provides research for all forms of securities that are based on underlying pools of assets, including CMBS, RMBS, CDO and ABS. The underwriting business handles securitizations for clients in most industry sectors.

Emerging markets
Emerging markets offers a full range of fixed income products and instruments, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products.

Commodities
Commodities focuses on the power and natural gas trading business, as well as oil, petroleum and metals trading through an alliance with Glencore, one of the world’s largest suppliers of a wide range of commodities and raw materials to industrial consumers. The commodities group also conducts carbon-emissions credit trading and structuring.

Life finance
Life finance provides high-net-worth individuals and small to medium-sized businesses with financing and risk management solutions associated with purchasing and retaining a life insurance policy.
Global structuring
Global structuring develops and delivers sophisticated financing products and provides financial advisory services for corporate and institutional clients and develops sophisticated products for investor clients. In addition to identifying opportunities across asset classes, it provides a robust platform for the creation of sophisticated asset-side solutions.

Equity
Equity sales uses research, offerings and other products and services to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions.

Sales trading links sales and position trading teams. Sales traders are responsible for managing the order flow between client and the marketplace. They also provide clients with research, trading ideas and capital commitments and identify trends in the marketplace in order to obtain the best and most effective execution.

Trading executes client and proprietary orders and makes markets in listed and OTC cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management.

Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities. Its clients include financial institutions, hedge funds, asset managers and corporations.

Convertibles trading involves both secondary trading and market-making. It also offers the trading of credit default swaps and asset swaps and distributes market information and research.
Prime services provides a wide range of services to hedge funds and institutional clients, including prime brokerage, start-up services, capital introductions, securities lending, synthetics and innovative financing solutions.

AES® is a sophisticated suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® is a recognized leader in its field and provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.

Proprietary trading
Proprietary trading conducts trading in the major global fixed income and equity markets.
Other
Other products and activities include lending, private equity investments that are not managed by Asset Management, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Research and HOLT
Credit Suisse’s equity and fixed income businesses are supported by the research and HOLT functions.
Equity research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 2,500 companies worldwide and provides macro-economic insights into this constantly changing environment.

HOLT offers one of the fastest and most advanced corporate performance, valuation and strategic analysis frameworks.
Awards
We received numerous industry awards in 2008, including:
– Credit Suisse’s US debt capital markets franchise won International Financing Review’s “Best US Dollar Bond/Best Investment Grade Corporate Bond”, in which Credit Suisse was lead manager of the USD 4 billion multi-tranche five-, ten- and 30- year issue by International Business Machines Corp.

– “Deal of the Year” by Asia Risk for the PL100 Emerging Markets Infrastructure Development Trust (EMID) in Australia. PL100 EMID was structured to meet retail investors’ needs and demonstrates our commitment to delivering the most comprehensive and innovative products on the street to our clients.

– “Best Investment Bank of the last twenty years” by LatinFinance. In addition, the Bovespa Holdings SA IPO was voted “Best Equity Deal” and the Companhia Vale do Rio Doce SA acquisition of Inco Ltd was voted “Best M&A Deal.”

– We were recognized for our leadership in a number of key markets across products in Euromoney’s annual “Awards for Excellence.” We were voted “Best Investment Bank” in Latin America and Vietnam; “Best M&A House” in Latin America, Indonesia and Denmark; “Best Project Finance House” in North America; “Best Equity House” in Indonesia, Korea and Kazakhstan; “Best Debt House” in the Philippines; and “Best Bank” in Switzerland.

– We ranked number one in International Securities Finance’s Synthetic Prime Brokerage survey in which 200 hedge funds ranked their top swap providers. Credit Suisse ranked number one in seven of eleven categories.

– Credit Suisse was recognized as the UK, Italy and Switzerland “M&A adviser of the year” by Acquisitions Monthly, demonstrating our strong European foothold in the mergers and acquisitions business. In addition, the magazine recognized two transactions we advised on as “Defence of the year” and “Domestic deal of the year.”

– “Deal of the Year” by Investment Dealers Digest for the acquisition of TXU Corp. by KKR and Texas Pacific Group, KKR’s acquisition of First Data, and Community Health Systems’ acquisition of Triad Hospitals. Credit Suisse acted as advisor on all of these transactions.

Achievements
We expanded our ability to serve certain geographic and product markets:
– Credit Suisse commenced investment banking operations in China through a newly formed joint venture with Founder Securities. This is an important milestone in the implementation of Credit Suisse’s Asia Pacific growth strategy to establish a global platform for providing financial services and products.

– Credit Suisse launched operations in Pakistan, offering equity research and research sales to institutional clients. This is evidence of Credit Suisse’s strong commitment to maintaining a leadership position in global emerging markets.

– Equity research announced a new global alliance with Gerson Lehrman Group, a world-leading network of experts. The relationship grants Credit Suisse access to Gerson Lehrman Group’s network of more than 200,000 expert consultants around the world, and reflects our continued efforts to differentiate and grow our leading global equity research brand.

We executed a number of significant transactions in 2008, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including International Business Machines Corp. (US information technology services company), Philip Morris International Inc. (US tobacco company), Fresenius SE (German healthcare company), Oracle Corp. (US software company) and the Republic of Philippines.

– Equity capital markets: We executed equity offerings for Companhia Vale do Rio Doce (Brazilian metals and mining company), MetLife, Inc. (US insurance provider), Barclays PLC (UK bank), a rights issue for Banco Santander SA (Spanish bank) and an IPO for Honghua Group Ltd. (Chinese oil rig manufacturer).

– Mergers and acquisitions: We advised a number of clients on a number of key transactions that were announced during the year, including the UK Treasury on a series of measures designed to stabilize its domestic financial sector, the merger between Bovespa Holdings SA (Brazilian equity and derivatives exchange) and Bolsa de Mercadorias & Futuros-BM&F SA (Brazilian futures and commodities exchange), the joint venture between ConocoPhillips (US energy company) and Origin Energy Ltd. (Australian energy company), the sale of a minority stake in Alcon, Inc. (Swiss specialty medical company) by Nestlé SA (Swiss diversified food company) to Norvartis AG (Swiss healthcare solutions provider), the sale of Wing Lung Bank (Chinese commercial bank) by Wu Jieh Yee Co., Wu Yee Sun Co. and Yee Hong Co. (Chinese holding companies) to China Merchants Bank (Chinese commercial bank), and the divestiture by Temasek Holdings Pte Limited (Singapore government investment holding company) of PowerSeraya Ltd, Senoko Power Ltd and Tuas Power Ltd, wholly-owned power generation companies in Singapore, to Sabre Energy Industries Pte Ltd (subsidiary of a Malaysian utility company), Lion Power Holdings Pte Ltd (a special purpose vehicle owned by a Japanese consortium) and China Huaneng Group (Chinese government investment holding company).

Asset Management
Business profile
In Asset Management, we offer investment solutions and services to clients globally, including governments, institutions, corporations and individuals. We provide access to a wide range of investment classes, building on our global strengths in alternative investments and traditional investment strategies. With more than 200 investment professionals located in Zurich, New York, Los Angeles, London, Frankfurt, Hong Kong, Singapore, Mumbai, Tokyo and Sydney, we focus on providing maximum returns within the investors’ criteria, while maintaining a controlled risk profile, adherence to compliance and best execution.

We had CHF 411.5 billion in assets under management as of the end of 2008. These assets under management include innovative high margin products, such as alternative investments, and sophisticated products within traditional investment strategies.

In alternative investment strategies, we are an industry leading manager, with CHF 146.3 billion in assets under management as of the end of 2008. Alternative investment strategies include private equity, credit strategies, real estate, distressed debt and volatility management and hedge fund strategies, including quantitative strategies and fund of hedge funds.

Traditional investment strategies include multi-asset class solutions and other traditional investment strategies, with assets under management of CHF 265.2 billion. In multi-asset class solutions, we provide innovative products across asset classes to clients around the world and have CHF 126.7 billion in assets under management. We have a global platform, offering clients cross-border multi-asset class solutions. Through other traditional investment strategies and through our strategic collaborations, we provide access to fixed income and money market investments, institutional pension advisory and equity investments. Assets under management as of the end of 2008 were CHF 138.5 billion.

We pursue an active cooperation strategy, and our partnerships and joint ventures provide us with access to key products, markets and distribution channels. As part of the client-focused integrated bank strategy, we are increasingly coordinating and leveraging our activities with Private Banking and Investment Banking. We benefit from their focus on client needs and targeted solutions, and we support them with our product expertise and our global reach.

Trends and competition
The market dislocation has shifted investor focus away from complex products with more risk to simpler, less risky products. Investors were generally more conservative and preferred strong counterparties. Market developments and the flight to quality affected the level of our assets under management, leading to lower commissions and fees. Clients have a renewed need for holistic solutions and are focused on liquidity and transparency. These investor trends and market consolidations are leading to consolidation in the asset management industry. There is also a shift from boutiques to large, stable institutions. As a result of the market environment, the industry faces increased due diligence, lower returns and a challenging fund raising environment for asset managers. We believe the market dislocation and industry consolidation will provide opportunities for us as a stable, liquid firm well positioned to advise clients and provide holistic solutions.

Strategy and initiatives
We continued to implement our strategy to focus on high-margin, scalable businesses and to reduce our cost base. We plan to further develop our alternative investment platform, grow our leading franchises in Switzerland and strengthen our multi-asset class solutions business. In 2008, we also decided to exit the US money market business.

As part of this strategy, we announced in December the sale of the majority of our global investors business in Europe (excluding Switzerland), the US and Asia Pacific in a strategic collaboration with Aberdeen, one of the UK’s leading institutional asset managers, for up to a maximum of 24.9% of the share capital of Aberdeen. Credit Suisse will have a seat on the board of directors of Aberdeen. The transaction is subject to regulatory approvals in various jurisdictions, and is expected to close in the second quarter of 2009. The business to be sold comprised assets under management of CHF 67.9 billion as of the end of the fourth quarter (CHF 74.9 billion as of November 30, 2008), as well as 400 employees who will transfer to Aberdeen during the course of the year.

The strategic collaboration between Aberdeen and Credit Suisse will allow our clients to benefit from superior investment performance in core traditional products, and enable us to benefit from Aberdeen’s proven capability as a business consolidator. In Switzerland, we will maintain our market-leading asset management franchise, and we expect to realize cost synergies between our multi-asset class solutions business and the Swiss traditional products. We will continue to operate our traditional investment business in Brazil and through our various joint ventures across the globe. We will manage these businesses together with multi-asset class solutions as traditional investment strategies.

We will continue to evaluate our cost structure to ensure operating efficiency while focusing on strengthening our core businesses and investing in attractive products that will position us well in a changing market.

Against this backdrop, we benefit from our integrated bank strategy, as our close relationship with Private Banking and Investment Banking gives us access to additional product expertise, deal flow and distribution channels.

Products and services
Asset Management offers institutional and individual clients a range of products through proprietary and third-party distribution channels.
Institutional investors
We offer discretionary asset management services to institutional clients through segregated or pooled accounts. Advisory services include advice on customized investment opportunities, as well as new product and risk liability management strategies. A broad range of products and advisory services is offered to institutional clients around the world.

Individual investors
We offer a wide range of open-end and closed-end funds to individual investors around the world, marketed under the Credit Suisse brand. The largest complex of funds, domiciled in Luxembourg and marketed primarily in Europe, includes a full range of money market, fixed income, equity and balanced investments.

Asset classes
Alternative investment strategies
We are a market leader in alternative investments, with a range of products, including private equity, hedge funds and fund of hedge funds, real estate, leveraged investments, volatility management and quantitative strategies.

We offer a broad array of private equity funds to meet client needs. We have the ability to tailor fund strategies to meet specific private equity needs of our clients through our customized investment fund group. In addition, we also have wide-ranging products. Our mezzanine funds use subordinated debt along with equity to invest in private companies, while our secondary funds capitalize on preferences for early liquidity in existing private equity investments. We also provide investment vehicles in infrastructure, leveraged buyout, commodities and emerging markets such as China and Latin America.

In real estate, we involve different investment styles employing both direct and indirect investments. Our buy and hold strategy attracts investors with a long-term approach to investing. Our core real estate business aims to provide investors with stable and attractive cash flows, while active portfolio management works to reduce volatility. In addition, our capital partners focus on opportunistic investments throughout the world, while our hedge fund actively manages a long/short investment strategy in real estate securities. We also offer institutional investors and clients access to high-quality construction projects in Switzerland.

Our credit strategies business focuses on the volatility of credit risk premiums on various debt instruments, by capitalizing on economic fluctuations that impact premiums. Our leveraged investment group specializes in the management of leveraged financial assets such as loans, high-yield bonds and structured products. Our event-driven distressed fund seeks to generate absolute returns through coordinated long and short investments across the capital structure, while our credit strategies fund pursues interest-rate-neutral strategies.

In the area of hedge funds, we offer single strategy funds as well as fund of hedge funds and customized funds. Our alpha strategies focus on niche investment products to produce greater returns. Such strategies include, but are not limited to, event-driven investments, emerging markets and long/short investing. Our beta strategies focus on a more risk-averse approach by investing in index products.

We have made direct investments as well as investments in partnerships that make private equity and related investments in various portfolio companies and funds. We offer our employees opportunities to invest side by side, in certain investments.

Traditional investment strategies
In the area of multi-asset class solutions, we provide clients around the world with innovative solutions and comprehensive management across asset classes to optimize client portfolios, with services that range from funds to fully customized solutions. Stressing investment principles such as risk management and asset allocation, we take an active, disciplined approach to investing in order to achieve investment balance for our clients. In fixed income, money markets and equity asset classes, we provide clients solutions and comprehensive management directly and through our strategic collaborations and joint ventures.

Mandates and achievements
In 2008, we were awarded diverse mandates and realized the following opportunities for growth and diversification:
– Credit Suisse and Gulf Capital, a leading alternative investment company incorporated in Abu Dhabi, have reached an agreement, in principle, to enter into a strategic alliance that will make growth-oriented investments in the Gulf region, a key part of our emerging markets platform in the EMEA region.

– Global Infrastructure Partners (GIP) completed fundraising of USD 5.6 billion in its first fund. GIP has made investments in London City Airport, Great Yarmouth Port, East India Petroleum Limited, International Trade Logistics and Biffa PLC.

– We acquired over 80% of AMF for USD 384 million (CHF 423 million). AMF provides capital to asset managers in exchange for a non-voting, limited-term interest in a manager’s future revenues. Founded in 2003 and headquartered in New York, AMF has a portfolio that consists of a diversified group of asset managers seeking funding for a broad range of initiatives including owner liquidity, internal equity transfers, management buy-outs and other strategic initiatives.

– Incisive Media’s Hedge Funds Review named Credit Suisse “Best European Institutional Fund of Hedge Funds Product Provider” at the 2008 European Fund of Hedge Funds Awards. The award spotlighted the Hedge Index Tracker portfolio, which has a six-year track record and primary objective of tracking the performance of one of the hedge fund industry’s leading benchmarks, the Credit Suisse/Tremont Hedge Fund Index.

– The quantitative strategies group raised CHF 4.9 billion in net new assets in the fourth quarter of 2008, bringing total net new assets to over CHF 8.7 billion for 2008.
– Total Return Challenger and Defender funds remained top decile performers in their peer group.
Organizational and regional structure
Organizational structure
We operate in three global divisions and reporting segments – Private Banking, Investment Banking and Asset Management. Consistent with our client-focused integrated bank strategy, we coordinate activities in four regions, Switzerland, EMEA, the Americas and Asia Pacific. In addition, Shared Services provides corporate services and business support in the following areas:

– The CFO area includes financial accounting, controlling, product control, tax, treasury, investor relations, new business and global insurance.
– The COO area comprises Bank Efficiency Management, Centers of Excellence, Corporate Communications, Corporate Development, Corporate Real Estate & Services, Human Resources, Operational Excellence, Public Policy and Supply Management.

– The General Counsel area provides legal and compliance support to the business and other areas of Shared Services to protect the reputation of Credit Suisse by ensuring that employees have the necessary tools and expertise to comply with all applicable internal policies and external laws, rules and regulations.

– The CRO area comprises strategic risk management, credit risk management, risk measurement and management and operational risk oversight, which cooperate closely to maintain a strict risk control environment and to help ensure that our risk capital is deployed wisely.

– Information Technology leverages technology across the business to facilitate execution and product delivery and innovative systems and platforms to meet the needs of the other areas within Shared Services.

The CEOs of the divisions and regions report directly to the Group CEO, and together with the CFO, CROs and COO, they form the Executive Board of Credit Suisse. For a more detailed discussion of our Executive Board, refer to IV – Corporate governance.

Our structure is designed to promote cross-divisional collaboration while leveraging resources and synergies within each region. The regions perform a number of essential functions to coordinate and support the global operations of the three divisions. On a strategic level, they are responsible for corporate development and the establishment of regional business plans, projects and initiatives. They also have an oversight role in monitoring financial performance. Each region is responsible for the regulatory relationships within its boundaries, as well as for regulatory risk management and the resolution of significant issues in the region as a whole or its constituent countries. Other responsibilities include client and people leadership and the coordination of the delivery of Shared Services and business support in the region.

Key market regions
Switzerland
Switzerland, our home market, represents a broad business portfolio. We employ 21,000 people in Switzerland. In the Swiss retail business, we aim for accelerated organic growth. Focus areas include client acquisition and retention, supported by marketing efforts to communicate our increased client focus and the continued optimization of our branch network. In Wealth Management, we offer expert advice and a comprehensive range of investment products and services tailored to different client groups. Leveraging the full spectrum of our cross-divisional capabilities, we aim to offer unique value propositions, such as inheritance consulting, to further drive growth. With regard to Swiss corporate and institutional clients, we aim to continue our growth track by building superior targeted value propositions, covering the full range of client needs through intensive collaboration throughout the integrated Group. Targeted growth segments include international small and medium enterprises, mid-sized institutional investors and financial institutions with transaction banking needs.

EMEA
EMEA comprises operations in 28 countries and 8,800 employees. Regional management and the majority of the regional support functions are located in London. The geographic coverage includes a diverse market portfolio, ranging from established economies in the UK and Western Europe to developing markets such as the Middle East and Russia. We implement our client-focused integrated strategy at the country level, serving predominantly clients that require tailored and innovative solutions. To leverage our cross-divisional capabilities, we foster collaboration among employees across divisions and borders, encourage mobility and hire key talent. We pursue an active cooperation strategy, particularly with other financial institutions, and continue to drive strategic initiatives across the region. Relevant initiatives include increasing business with key clients and building tailored cross-divisional offerings for targeted client segments. We also continue to strengthen our footprint across the region by expanding our geographic coverage and enhancing our product offering.

Americas
Americas comprises our operations in the US, Canada and Latin America with 11,400 employees. In the US, our focus is on diversifying revenues in Investment Banking and reallocating resources to less correlated, high-growth businesses, such as equity derivatives, prime services, rates, foreign exchange and electronic trading. In Private Banking, we see considerable potential to leverage our cross-divisional capabilities as we further develop our onshore wealth management platform. We significantly expanded our US Private Banking presence with the addition of 110 relationship managers in 2008. New product launches in private equity and active growth of hedge funds will help to bolster our alternative investments business. In Canada, we will continue to build on strong momentum in our securities businesses and leverage our banking advisory strength. In Latin America, we will focus on leveraging our leading market position in Brazil, providing clients with a full range of cross-divisional services and continuing the development of our onshore private banking platform in Mexico.

Asia Pacific
Asia Pacific primarily comprises operations in Australia, China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Pakistan, Singapore, Taiwan and Thailand, with 6,600 employees. We aim to substantially increase our presence in larger markets such as Australia, China, India and Japan, broaden the scope of our offerings in other countries and invest in new emerging franchises. We continue to enhance our client focus, striving to be the partner of choice for targeted clients and to further expand our client coverage in areas such as the middle market segment. We remain focused on further developing our value proposition tailored to local client needs in the region, while leveraging our global expertise and market insights with a particular focus on alternative investments, structured products and private capital raising.

Global reach of Credit Suisse
We have established a strong presence worldwide so as to serve our clients in all geographic regions. We continued to strengthen our global footprint in 2008, spurred on by the long-term increase in capital flows and wealth creation in emerging markets. Offices were opened in Riyadh (Saudi Arabia), New Delhi (India), Birmingham (UK), Karachi (Pakistan), and Bologna and Parma (Italy). Our existing operations were expanded in a number of key growth markets, including India, China and Saudi Arabia. We continued to develop partnerships and joint ventures in the Middle East and Asia. Our four CoEs have further contributed to maximize the efficient use of our resources.

- Credit Suisse locations
- Regional headquarters
- Centers of Excellence

Regional headquarters

Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 332 25 87

Credit Suisse
Eleven Madison Avenue
New York, NY 10010-3629
United States
Tel. +1 212 325 2000
Fax +1 212 325 6665

Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 78 88 8888
Fax +44 20 78 88 1600

Credit Suisse
Three Exchange Square, 22nd Floor
8 Connaught Place, Central
Hong Kong
Tel. +852 21 01 6000
Fax +852 21 01 7990

Corporate citizenship
Corporate responsibility provides the foundation for all our activities. Credit Suisse’s greatest obligation as a good corporate citizen is to manage its core business responsibly and successfully in the interests of its shareholders, clients and employees. At the same time, we endeavor to meet the needs of other stakeholders, contribute to society and act in a way that promotes sustainability for the good of the environment.

In our business practices, we place particular emphasis on integrity, professionalism and responsible action. To help us achieve this, our Code of Conduct, updated in 2008, contains ten key values that are binding for all staff members. These include our commitment to environmental sustainability and social responsibility. We view both of these factors as being essential to our long-term business success, which is why we set great store by honoring these responsibilities to the best of our ability, even in economically challenging times.

We support sustainable development at several levels. For our clients, we offer products and services focusing on the environment and society. For example, we use our expertise to offer products and advice connected with renewable forms of energy, resource efficiency and climate protection. In addition, we remain committed to fostering the development of microfinance. Risk assessment is another important factor when integrating sustainability into our core business activities. We have processes in place to ensure responsible conduct with regard to environmental and societal risks in our business transactions.

In 1997, we were the first bank in the world to receive ISO 14001 certification for our environmental management system. Credit Suisse has been greenhouse gas neutral in Switzerland since 2006, and in 2008 we continued to work on further reducing our emissions with the aim of soon becoming one of the first major banks in the world to be greenhouse gas neutral.

The financial crisis posed several challenges for Credit Suisse as an employer in 2008. For instance, we aligned our business activities to the changing needs of our clients and markets, which impacted some businesses and forced us to responsibly reduce our total number of employees. Credit Suisse implements decisions of this magnitude with extreme care. We look for amicable solutions, work closely with employee representatives and offer assistance to those affected. We realize, however, that this is a challenging time for everyone. This is why it is all the more important for us to ensure that our employees see us as a reliable partner who can offer them interesting and enriching career development in the long term, in a non-discriminatory environment based on equal opportunity.

As part of this partnership of understanding, Credit Suisse also encourages and supports employees who want to contribute to society, for example, through our corporate-wide volunteering program. Under our cooperation agreements with a range of partner organizations, Credit Suisse and its employees are able to play a part in protecting the environment and improving the lives of disadvantaged people. In addition, 2008 saw the implementation of four global initiatives that provide targeted assistance to projects in the areas of education, microfinance, climate protection and humanitarian aid.

Further information on our commitment is provided in our Corporate Citizenship Report 2008 and at www.credit-suisse.com/citizenship.
Regulation and supervision
Overview
Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our banking, investment banking and asset management businesses. The supervisory and regulatory regimes of the countries in which we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations.

There is coordination among our primary regulators in Switzerland, the US and the UK. The principal regulatory structures that apply to our operations are discussed below.
In response to the extremely challenging financial and credit market conditions that began in the second half of 2007, regulators, including our primary regulators, announced that they are reviewing the regulatory framework for financial services firms. We expect regulation of the financial services industry to increase. For information on risks that may arise from an increase in regulation, refer to IX – Additional information – Risk factors.

Switzerland
Although Credit Suisse Group is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), and its Implementing Ordinance of May 17, 1972, as amended (Implementing Ordinance), the Group is required, pursuant to the provisions on consolidated supervision of financial groups and conglomerates of the Bank Law, to comply with certain requirements for banks, including with respect to capital adequacy, solvency and risk concentration on a consolidated basis and reporting obligations. Effective January 1, 2009, the Swiss Federal Banking Commission was merged into the FINMA. Our banks in Switzerland are regulated by the FINMA on a legal entity basis and, if applicable, on a consolidated basis.

Our banks in Switzerland operate under banking licenses granted by the FINMA pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by the FINMA pursuant to the SESTA.

The FINMA is the highest bank supervisory authority in Switzerland and is independent from the SNB. Under the Bank Law, the FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system.

Our banks in Switzerland are subject to close and continuous prudential supervision and direct audits by the FINMA. Under the Bank Law, our banks are subject to inspection and supervision by an independent auditing firm recognized by the FINMA, which is appointed by the bank’s board of directors and required to perform annual audits of the bank’s financial statements and to assess whether the bank is in compliance with laws and regulations, including the Bank Law, the Implementing Ordinance and FINMA regulations.

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets. This requirement applies to the Group on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into tier 1 and tier 2 capital.

Our regulatory capital is calculated on the basis of US GAAP, with certain adjustments required by, or agreed with, the FINMA. The Group is required by the FINMA to maintain a minimum regulatory capital ratio, set by the BIS and Swiss capital adequacy regulations, of 8% measured on a consolidated basis, calculated by dividing total eligible capital, adjusted for certain deductions, by aggregate risk-weighted assets.

We became subject to the requirements of the Basel II capital adequacy standards on January 1, 2008, subject to a “Swiss finish” under the Capital Adequacy Ordinance. In November 2008, we agreed to a decree issued by the FINMA requiring that we comply with new capital adequacy ratios, in lieu of the “Swiss finish”, and leverage capital requirements by the year 2013. The new capital adequacy target will be in a range between 50% and 100% above the Pillar I requirements under Basel II. In addition, the decree includes leverage capital requirements that require us to maintain by 2013 a ratio of core eligible capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank legal entity level. Total assets are adjusted for purposes of calculating the leverage ratio, and adjustments relate to assets from Swiss lending activities and assets excluded in determining regulatory core capital. These requirements, which will be phased in, are intended to be counter-cyclical, with the expected capital adequacy target level 100% above the Pillar I requirements, and a leverage ratio above the minimum 3% or 4%, during good times. For further information on our capital, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management.

Banks are required to maintain a specified liquidity ratio under Swiss law. According to the FINMA’s decree, the Group is required to maintain adequate levels of liquidity on a consolidated basis and is not required to comply with the detailed calculations for banks.

Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s eligible capital, taking into account counterparty risks and risk mitigation instruments.

Under the Bank Law and SESTA, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer confidentiality laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities or tax fraud or prevent the disclosure of information to courts and administrative authorities.

Our securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under SESTA, which regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. Securities dealers are supervised by the FINMA.

Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of the FINMA.
US
Our operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of a New York branch (New York Branch), a Florida international administrative office and representative offices in New York and California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.

The New York Branch is licensed by the Superintendent of Banks of the State of New York (Superintendent), examined by the New York State Banking Department, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, the New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, would increase if the New York Branch is no longer designated well rated by the Superintendent.

The New York Banking Law authorizes the Superintendent to take possession of the business and property of the New York Branch under circumstances generally including violations of law, unsafe or unsound practices or insolvency. In liquidating or dealing with the New York Branch’s business after taking possession, the Superintendent would only accept for payment the claims of creditors (unaffiliated with us) that arose out of transactions with the branch. After the claims of those creditors were paid out of the business and property of the New York Branch, the Superintendent would turn over the remaining assets, if any, to us or our liquidator or receiver.

Under New York Banking Law, the New York Branch is generally subject to the single borrower lending limits expressed as a percentage of the worldwide capital of the Bank.
Our operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Board of Governors of the FRB in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the FRB. The New York Branch is subject to Fed requirements on deposits and restrictions on the payment of interest on demand deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the US FDIC.

US federal banking laws provide that a state-licensed branch (such as the New York Branch) or agency of a foreign bank may not, as a general matter, engage as principal in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the FRB has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to single borrower lending limits based on the capital of the entire foreign bank.

The FRB may terminate the activities of a US branch or agency of a foreign bank if it finds that the foreign bank: (i) is not subject to comprehensive supervision in its home country; or (ii) has violated the law or engaged in an unsafe or unsound banking practice in the US.

A major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. Any failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and violations of such economic sanctions, laws and regulations, could have serious legal and reputational consequences. We take our obligations to prevent money laundering and terrorist financing very seriously, while appropriately respecting and protecting the confidentiality of clients. We have policies, procedures and training intended to ensure that our employees comply with “know your customer” regulations and understand when a client relationship or business should be evaluated as higher risk for us.

On March 23, 2000, Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law and, as a result, may engage in a substantially broader range of non-banking activities in the US, including insurance, securities, private equity and other financial activities. Credit Suisse Group is still required to obtain the prior approval of the FRB (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank, bank holding company or many other US depository institutions and their holding companies, and the New York Branch is also restricted from engaging in certain tying arrangements involving products and services. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed under applicable FRB rules, or otherwise fails to meet any of the requirements for financial holding company status, it may be required to discontinue certain financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

The SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the CFTC is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board (MSRB) has the authority to promulgate rules relating to municipal securities, and the MSRB also promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by securities industry self-regulatory organizations, including the FINRA (formed in July 2007 by the merger of the former National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the NYSE), and by state securities authorities. For futures activities, broker-dealers are subject to futures industry self-regulatory organizations such as the National Futures Association.

Our broker-dealers are registered with the SEC and in all 50 states, the District of Columbia and Puerto Rico, and our futures commission merchants and commodity trading advisors are registered with the CFTC. Our investment banking business is subject to regulation covering all aspects of our securities and futures activities, including: capital requirements; the use and safekeeping of customer funds and securities; the suitability of customer investments; record-keeping and reporting requirements; employee-related matters; limitations on extensions of credit in securities transactions; prevention and detection of money laundering and terrorist financing; procedures relating to research analyst independence; procedures for the clearance and settlement of trades; and communications with the public.

Our broker-dealers are also subject to the SEC’s net capital rule, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. Compliance with the net capital rule could limit operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealers. Certain of our broker-dealers are also subject to the net capital requirements of various self-regulatory organizations.

As registered futures commission merchants, certain of our broker-dealers are subject to the capital and other requirements of the CFTC.
The investment banking and asset management businesses include legal entities registered and regulated as investment advisers by the SEC. The SEC-registered mutual funds that we advise are subject to the Investment Company Act of 1940. For pension fund customers, we are subject to the Employee Retirement Income Security Act of 1974 and similar state statutes. We are subject to the Commodity Exchange Act for investment vehicles we advise that are commodity pools.

EU
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country.

The Capital Requirements Directive, implemented in various EU countries including the UK, applies the Basel II capital framework for banking groups operating in the EU.
On November 1, 2007, the national implementing legislation for the MiFID became effective in various EU countries. MiFID establishes high-level organizational and business conduct standards that apply to all investment firms. These include new standards for managing conflicts of interest, best execution, customer classification and suitability requirements for customers. MiFID sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other investment services and activities, MiFID provides a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout Europe on the basis of authorization from their home state regulator.

UK
The UK FSA is the principal statutory regulator of financial services activity in the UK, deriving its powers from the FSMA. The FSA regulates banking, insurance, investment business and the activities of mortgage intermediaries. The FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

As a member state of the EU, the UK is required to implement EU directives into national law. The regulatory regime for banks operating in the UK conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which we operate and are broadly comparable in scope and purpose to the regulatory capital and customer protection requirements imposed under US law.

The London branch of Credit Suisse (London Branch), Credit Suisse International and Credit Suisse (UK) Limited are authorized to take deposits. We also have a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the FSA must first determine whether a firm satisfies the threshold conditions for authorization, including the requirement for the firm to be fit and proper. In addition to regulation by the FSA, certain wholesale money markets activities are subject to the Non-Investment Products Code, a voluntary Code of Conduct published by the Bank of England which FSA-regulated firms are expected to follow when conducting wholesale money market business.

The FSA requires banks operating in the UK to maintain adequate liquidity. The FSA cannot set capital requirements for the London Branch, but requires Credit Suisse International and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the Capital Requirements Directive.

On November 1, 2007, MiFID became effective in the UK and applies to our authorized entities in the UK. The London Branch will be required to continue to comply principally with its Swiss home country regulation.

Our London broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. In deciding whether to authorize an investment firm in the UK, the FSA will consider threshold conditions for suitability, including the general requirement for a firm to be fit and proper. The FSA is responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.

II – Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Investment Banking
Asset Management
Corporate Center
Results summary
Assets under management
Critical accounting estimates
Operating environment
The operating environment was extremely challenging in 2008, as the financial crisis and market turmoil increasingly affected the economy. The global economy cooled rapidly in the second half of the year, and the US, Japan and most of Europe, including Switzerland, entered a recession. Following the bankruptcy of Lehman Brothers in September, credit markets deteriorated and volatility reached high levels.

Economic environment
Against the backdrop of the financial crisis, 2008 was characterized by declines in economic growth, which intensified towards the end of the year. Industrial production reached a peak near the end of 2007 and employment in the US then started falling. Housing prices in several countries began to slide and banks continued to tighten lending standards. The US government implemented a USD 150 billion fiscal stimulus package in the summer, which consisted mainly of tax rebates, but failed to stimulate private consumption. Funding and refinancing concerns became a major issue, with LIBOR rates at very high levels, clear dislocations in the financial system, debt markets largely closed and investors’ risk aversion mounting. Bond spreads and interbank interest rates spiked in October following the bankruptcy of Lehman Brothers, increasing financing costs not only for banks, but also for highly-rated non-financial borrowers. This situation improved at the end of the year (refer to the chart “Money markets”) following unprecedented market interventions of central banks and governments. Equity markets sold off sharply and volatility increased dramatically (refer to the charts “Equity markets”).

Despite clear signs of an economic slowdown, commodity prices continued to rise until July, stoking inflation fears. Some commodity markets showed signs of overheating, reflecting increased demand as investors rebalanced their portfolios. Agricultural products and precious metals recorded strong price increases, as those markets were supported by tightening supply and continued strong fundamental demand. As a result, inflation rose sharply across the globe. In the euro-zone, inflation climbed to 4.0% - double the ECB target. Several central banks reacted with interest rate hikes, while others delayed rate cuts. Higher inflation squeezed consumers' purchasing power and retail sales weakened markedly. Trade unions responded with higher wage demands and wages in the euro-zone rose at their strongest pace in years.

After reaching the mid-year peak, commodity prices subsequently fell sharply, due to deleveraging, risk reduction and the sharp slowdown in economic activity, all of which eased inflationary pressures. This gave central banks scope to use monetary policy to cushion the emerging economic weakness, with monetary authorities cutting rates aggressively. The BoE lowered rates 300 basis points, the ECB 175 basis points and the SNB 225 basis points. In the fourth quarter, the softening global economy turned into an abrupt deceleration and an unusually synchronized and severe global downturn set in. Industrial production plummeted and was down 8% on average year on year in the US, the euro-zone and Japan as of November. Exports fell sharply, with Japanese exports dropping 35% year on year in December, the largest decline on record. During the fourth quarter, US gross domestic product contracted 4%, the sharpest drop since the early 1980s. Emerging markets also felt the blow of weaker external demand, but domestic demand largely held up.

With interest rates approaching zero in the US, the Fed switched to what is referred to as a “credit easing” strategy, where it provides credit directly to the private sector via the purchase of CP and mortgage-backed securities and support for the ABS market. This resulted in the doubling of the Fed's balance sheet. Many governments responded with fiscal packages and measures to shore up the banking sector, including debt guarantees and capital injections. During the most severe bouts of selling in equity and commodities markets, yields on government bonds reached the lowest levels in decades due to very high risk aversion and fears of deflation (refer to the charts “Yield curves”). After having traded for years at similar yields to German government bonds, non-core euro-zone governments saw a sharp sell-off in their bonds as concerns about their budgetary situations developed, and yield differentials widened to around 200 basis points.

The US dollar depreciated during the first half of 2008, especially against the euro, as yield differentials widened due to the Fed’s easing strategy. As a result, export growth in the US surged. The US dollar rebounded in the second half through mid-November, reflecting deleveraging, flight to quality, aggressive monetary easing outside the US and the forced buying of US dollars by European banks, due to currency mismatches (a consequence of write-downs of US dollar assets). The Swiss franc strongly outperformed in Europe, reflecting Switzerland’s relative strength as a net creditor, the unwinding of carry trades and rate differentials with other currencies narrowing sharply. The euro fell to an all-time low of 1.43 against the Swiss franc.

Sector environment
2008 was the most challenging year for the financial sector and capital markets in decades. Sharply lower appetite for risk constrained the willingness or ability of some market participants to maintain their existing positions. As leveraged investment strategies unwound, forced selling by hedge funds led to distressed prices in some asset classes, triggering substantial fair value reductions by banks.

Against this backdrop, banks and regulators increased their focus on capital requirements, more transparent disclosure and the effects of fair value accounting. Credit spreads on a wide range of financial instruments and markets continued to widen, especially in the second half of 2008. The stand-alone investment banking business model in the US was a casualty of severe balance sheet problems. As the US Treasury intervened to prevent systemic failures, several major banks, investment banking firms and brokerages were forced to merge.

The dysfunction in credit and financial markets resulted in significant events in the financial services industry. Bear Stearns Companies Inc. (Bear Stearns) required emergency financing from the Fed to avoid insolvency and was subsequently acquired by JP Morgan Chase & Co., with additional financial support from the Fed. The US government took conservatorship of Fannie Mae and Freddie Mac, Lehman Brothers went bankrupt, Bank of America agreed to acquire Merrill Lynch & Co., Inc. and the Fed granted emergency loans to American International Group. The financial crisis spread unabated to Europe where events included the takeover of Halifax Bank of Scotland by Lloyds TSB and government interventions in Germany and Switzerland, in Belgium, the Netherlands and Luxemburg, the UK and Iceland. Additionally, the US Department of the Treasury responded to significant redemption pressure in money market funds by establishing a temporary guarantee for certain US funds. Central banks took further steps to stabilize their markets by injecting liquidity and easing collateral requirements for their lending facilities. To increase confidence, many European countries issued guarantees of bank deposits. The US Treasury announced a plan to invest up to USD 250 billion of Troubled Asset Relief Program funds directly into banks, and the US FDIC announced an unlimited guarantee on certain bank deposits and bank debt. Other governments issued guarantees of debt securities and certain assets of eligible financial institutions and issued or increased the amount of guarantees on bank deposits. In Switzerland, bank deposit guarantees increased from CHF 30,000 to CHF 100,000.

Discussions about potential regulatory changes for the banking sector gained urgency, focusing on capital, balance sheet leverage ratios and ways to encourage increased transparency of risk positions and off-balance sheet exposures.

Investor focus moved from short-term systemic credit risk to concern about the longer-term effects of the credit turmoil and the commodities price shock. After oil prices surged above USD 140 per barrel at mid-year, volatility increased in the bond and equity markets and has remained elevated. Continued falling housing prices and rising non-performing loans aggravated the economic slowdown in the US, and equity markets fell sharply. The banking sector continued to raise high levels of capital, which put additional pressure on the sector’s share valuations.

Both equity and fixed income trading volumes were supported by the high volatility levels. However, the emergence of new trading platforms caused major stock exchanges to lose market share. Fixed income volumes were higher in 2008 than in 2007, globally and in Europe. Equity underwriting activity slowed significantly in 2008, as investors stayed away from capital markets amid the economic and financial crisis. Announced mergers and acquisitions volumes were down 29% for the year both globally and in Europe, and completed mergers and acquisitions volumes decreased 28% globally and 24% in Europe. Global debt underwriting was down 38%, reflecting the turmoil in credit markets and more conservative credit standards applied by banks and other financial institutions.

Market volumes (growth in % year on year)

2008	Global	Europe

Equity trading volume [1]	(11)	(27)

Fixed income trading volume [2]	2	23

Announced mergers and acquisitions [3]	(29)	(29)

Completed mergers and acquisitions [3]	(28)	(24)

Equity underwriting [3]	(36)	(40)

Debt underwriting [3]	(38)	(36)

Syndicated lending - investment-grade [3]	(36)	–

1 LSE, Borsa Italiana, Deutsche Börse, BME, SWX Europe, NYSE Euronext, NASDAQ 2 Deutsche Börse, Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 2008, we recorded a net loss of CHF 8,218 million, reflecting intensified market disruption and further significant valuation reductions and negative trading revenues in Investment Banking and losses in private equity and other investments in Asset Management. Private Banking reported solid net revenues despite the challenging operating environment and diminished investor confidence. We further reduced our risk exposure and maintained a strong capital base.

Results

			in		% change

	2008	2007	2006	08 / 07	07 / 06

Statements of operations (CHF million)

Net interest income	8,536	8,442	6,565	1	29

Commissions and fees	14,812	18,929	17,191	(22)	10

Trading revenues	(9,880)	6,146	9,427	–	(35)

Other revenues	(4,200)	5,804	4,960	–	17

Net revenues	9,268	39,321	38,143	(76)	3

Provision for credit losses	813	240	(111)	239	–

Compensation and benefits	13,254	16,098	15,520	(18)	4

General and administrative expenses	7,809	6,833	6,324	14	8

Commission expenses	2,294	2,410	2,091	(5)	15

Total other operating expenses	10,103	9,243	8,415	9	10

Total operating expenses	23,357	25,341	23,935	(8)	6

Income/(loss) from continuing operations before taxes	(14,902)	13,740	14,319	–	(4)

Income tax expense/(benefit)	(4,596)	1,248	2,394	–	(48)

Minority interests	(2,619)	4,738	3,630	–	31

Income/(loss) from continuing operations	(7,687)	7,754	8,295	–	(7)

Income/(loss) from discontinued operations	(531)	6	3,056	–	(100)

Extraordinary items	0	0	(24)	–	100

Net income/(loss)	(8,218)	7,760	11,327	–	(31)

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	(7.33)	7.42	7.54	–	(2)

Basic earnings/(loss) per share	(7.83)	7.43	10.30	–	(28)

Diluted earnings/(loss) per share from continuing operations	(7.33)	6.95	7.20	–	(3)

Diluted earnings/(loss) per share	(7.83)	6.96	9.83	–	(29)

Return on equity (%)

Return on equity	(21.1)	18.0	27.5	–	–

Return on tangible equity [1]	(29.3)	24.5	40.6	–	–

BIS statistics [2]

Risk-weighted assets (CHF million)	257,467	312,068	253,676	–	23

Tier 1 capital (CHF million)	34,208	34,737	35,147	–	(1)

Total eligible capital (CHF million)	46,090	45,102	46,764	–	(4)

Tier 1 ratio (%)	13.3	11.1	13.9	–	–

Total capital ratio (%)	17.9	14.5	18.4	–	–

1 Based on tangible shareholders' equity, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and therefore are not comparable. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.

Results summary
In 2008, we recorded a net loss of CHF 8,218 million, compared to net income of CHF 7,760 million in 2007. The net loss included a loss from discontinued operations of CHF 531 million relating to our agreement to sell part of our global investors business in Asset Management. Net revenues were CHF 9,268 million in 2008, down 76%, compared to 2007.

Private Banking delivered good net new assets and solid net revenues, with record results in Corporate & Retail Banking. The Private Banking results were impacted by net non-credit-related provisions of CHF 766 million relating to ARS and a CHF 190 million charge relating to the close-out of a client’s account.

In Investment Banking, net revenues were negative, reflecting the intensified market disruption. The results were also negatively impacted by a severe widening of credit spreads resulting in sharp declines in fair value levels of credit instruments across most markets and an increase in the divergence between the cash and synthetic markets. The results also reflected higher credit-related exposures to certain trading counterparties. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 10,923 million in 2008 compared to CHF 3,187 million in 2007. Other areas adversely impacted by the extreme market disruption included structured fixed income derivatives, leveraged finance trading, emerging markets trading, long/short and event and risk arbitrage equity trading strategies, equity derivatives and convertibles, all of which recorded significant losses. However, Investment Banking reported good results in client-driven businesses, including flow-based rate and US and European high grade products, cash equities and prime services.

Asset Management results reflected private equity and other investment-related losses of CHF 676 million compared to gains of CHF 681 million in 2007. The vast majority of these were unrealized losses concentrated in middle-market private equity investments related to the real estate, distressed debt, financial services, commodity and energy sectors. The results also include losses on securities purchased from our money market funds of CHF 687 million, compared to losses of CHF 920 million in 2007.

Our results benefited from fair value gains of CHF 4,988 million from widening credit spreads on Credit Suisse debt. We continued to manage down our exposures to assets most significantly impacted by the dislocation in the mortgage and credit markets and to securities purchased from our money market funds. Provision for credit losses increased from CHF 240 million to CHF 813 million.

Total operating expenses decreased compared to 2007, with significantly higher general and administrative expenses, more than offset by lower performance-related compensation. The increase in general and administrative expenses primarily reflected costs of CHF 833 million related to the accelerated implementation of our strategic plan, recorded in the Corporate Center, the net provisions relating to ARS and the charge relating to the close-out of a client’s account in Wealth Management.

In 2008, we recorded an income tax benefit due to the impact of the geographical mix of results in 2008 and the recognition of a tax benefit for the current period losses.
Diluted earnings per share from continuing operations in 2008 were a loss of CHF 7.33 compared to earnings of CHF 6.95 in 2007. The return on equity was (21.1)% compared to 18.0% in 2007.

Credit Suisse and Core Results

			Core Results			Minority interests without SEI			Credit Suisse

in	2008	2007	2006	2008	2007	2006	2008	2007	2006

Statements of operations (CHF million)

Net revenues	11,862	34,539	34,480	(2,594)	4,782	3,663	9,268	39,321	38,143

Provision for credit losses	813	240	(111)	0	0	0	813	240	(111)

Compensation and benefits	13,179	15,982	15,467	75	116	53	13,254	16,098	15,520

General and administrative expenses	7,739	6,767	6,274	70	66	50	7,809	6,833	6,324

Commission expenses	2,294	2,410	2,091	0	0	0	2,294	2,410	2,091

Total other operating expenses	10,033	9,177	8,365	70	66	50	10,103	9,243	8,415

Total operating expenses	23,212	25,159	23,832	145	182	103	23,357	25,341	23,935

Income/(loss) from continuing operations before taxes	(12,163)	9,140	10,759	(2,739)	4,600	3,560	(14,902)	13,740	14,319

Income tax expense/(benefit)	(4,596)	1,248	2,394	0	0	0	(4,596)	1,248	2,394

Minority interests	120	138	70	(2,739)	4,600	3,560	(2,619)	4,738	3,630

Income/(loss) from continuing operations	(7,687)	7,754	8,295	0	0	0	(7,687)	7,754	8,295

Income/(loss) from discontinued operations	(531)	6	3,056	0	0	0	(531)	6	3,056

Extraordinary items	0	0	(24)	0	0	0	0	0	(24)

Net income/(loss)	(8,218)	7,760	11,327	0	0	0	(8,218)	7,760	11,327

Statement of operations metrics (%)

Compensation/revenue ratio	111.1	46.3	44.9	–	–	–	143.0	40.9	40.7

Non-compensation/revenue ratio	84.6	26.6	24.3	–	–	–	109.0	23.5	22.1

Cost/income ratio	195.7	72.8	69.1	–	–	–	252.0	64.4	62.8

Pre-tax income margin	(102.5)	26.5	31.2	–	–	–	(160.8)	34.9	37.5

Effective tax rate	37.8	13.7	22.3	–	–	–	30.8	9.1	16.7

Income margin from continuing operations	(64.8)	22.4	24.1	–	–	–	(82.9)	19.7	21.7

Net income margin	(69.3)	22.5	32.9	–	–	–	(88.7)	19.7	29.7

Capital trends
Our consolidated BIS tier 1 ratio under Basel II was strong at 13.3% as of the end of 2008, compared to 10.0% as of the end of 2007. The increase reflected lower risk-weighted assets and increased tier 1 capital. We raised CHF 14.2 billion of tier 1 capital, net of fees, through the sale of treasury shares, the issuance of shares underlying mandatory convertible bonds and the net proceeds from the issuance of capital notes and tier 1 capital securities in 2008. The reported BIS tier 1 ratio under Basel I as of the end of 2007 was 11.1%.

At the AGM in May 2007, the shareholders approved a new share repurchase program of up to CHF 8 billion, of which CHF 4.1 billion, or 52%, was repurchased as of the end of 2008. We cancelled this buyback program in October.

Our Board of Directors will propose a cash dividend of CHF 0.10 per share for 2008 at the AGM on April 24, 2009. The proposal is subject to approval at the AGM.
For further information on capital trends, refer to III –Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.
Accelerated implementation of our strategic plan
On December 4, 2008, we announced the accelerated implementation of our strategic plan, including the continued investment in Private Banking, the reduction of risk, volatility and costs in Investment Banking and the alignment of Asset Management. For further information, refer to I – Information on the company.

Sale of part of global investors business in Asset Management
On December 31, 2008, we signed an agreement to sell part of our global investors business in Asset Management to Aberdeen Asset Management (Aberdeen) for up to a maximum of 24.9% of the share capital of Aberdeen, valued at GBP 250 million (CHF 381 million). The transaction is subject to regulatory approvals in various jurisdictions, and is expected to close in the second quarter of 2009. The business to be sold comprises the majority of our global investors business in Europe (excluding Switzerland), the US and Asia Pacific. A small number of Swiss-domiciled funds will transfer to Aberdeen. The global investors business to be sold, including the costs associated with the transaction and a charge on the allocated goodwill of CHF 577 million, is presented as discontinued operations and is not included in the Asset Management results. Prior periods have been restated to conform to the current presentation.

Core Results
Core Results include the results of our three segments and the Corporate Center and discontinued operations. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority interests without SEI” in the “Credit Suisse and Core Results” table.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Allocations and funding
Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions. Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends these funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Remediation of certain internal control matters
Our remediation plan with respect to internal controls over the valuation of certain ABS positions in the CDO trading business within Investment Banking was fully implemented by the end of 2008. All relevant key controls have been successfully tested for operating effectiveness, and the material weakness in internal controls over the valuation of certain ABS positions in the CDO trading business within Investment Banking has been remediated.

For further information, refer to V – Consolidated financial statements – Credit Suisse Group – Controls and procedures and VII – Consolidated financial statements – Credit Suisse (Bank) – Controls and procedures.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. In 2008, these related principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking, and hedging activities relating to share-based compensation awards. Prior to 2007, BANK-now was a subsidiary of the Bank and accordingly its results of operations through the end of 2006 were included in the Bank’s consolidated statements of operations. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group. For further information on the Bank refer to Note 39 – Supplementary subsidiary guarantee information in V – Consolidated financial statements – Credit Suisse Group and VII – Consolidated financial statements – Credit Suisse (Bank).

Differences between Group and Bank businesses

Entity	Principal business activity

Clariden Leu [1]	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now [2]	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

1 Formed as of January 1, 2007 by the merger of the private banks Clariden Bank, Bank Leu, Bank Hofmann and BGP Banca di Gestione Patrimoniale, and the securities dealer Credit Suisse Fides. 2 Formed as of January 3, 2007 as a subsidiary of Credit Suisse Group. The operations comprising BANK-now were previously recorded in the Bank.

Comparison of consolidated statements of operations

			Group				Bank

in	2008	2007	2006	2008		2007	2006

Statements of operations (CHF million)

Net revenues	9,268	39,321	38,143	7,305		36,890	36,152

Total operating expenses	23,357	25,341	23,935	22,347		24,498	23,429

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	(14,902)	13,740	14,319	(15,839)		12,165	12,820

Income tax expense/(benefit)	(4,596)	1,248	2,394	(4,922)		844	2,141

Minority interests	(2,619)	4,738	3,630	(3,379)	[1]	5,013	3,620

Income/(loss) from continuing operations before extraordinary items	(7,687)	7,754	8,295	(7,538)		6,308	7,059

Income/(loss) from discontinued operations, net of tax	(531)	6	3,056	(531)		6	(15)

Extraordinary items, net of tax	0	0	(24)	0		0	(24)

Net income/(loss)	(8,218)	7,760	11,327	(8,069)	[1]	6,314	7,020

1 Includes adjustments to the ownership interest of the Bank in a majority-owned consolidated subsidiary resulting from contributions to capital by the Bank. Group holds the remaining ownership interest in the subsidiary.

Comparison of consolidated balance sheets

		Group		Bank

end of	2008	2007	2008	2007

Balance sheet statistics (CHF million)

Total assets	1,170,350	1,360,680	1,151,669	1,333,742

Total liabilities	1,138,048	1,317,481	1,124,801	1,302,408

Capitalization

		Group		Bank

end of	2008	2007	2008	2007

Capitalization (CHF million)

Due to banks	58,183	90,864	74,948	106,979

Customer deposits	296,986	335,505	267,010	307,598

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	243,370	300,381	243,970	300,476

Long-term debt	150,714	160,157	148,550	157,282

Other liabilities	388,795	430,574	390,323	430,073

Total liabilities	1,138,048	1,317,481	1,124,801	1,302,408

Total shareholder's equity	32,302	43,199	26,868	31,334

Total capitalization	1,170,350	1,360,680	1,151,669	1,333,742

Capital adequacy

		Group		Bank

end of	2008	2007	2008	2007

Capital (CHF million) [1]

Tier 1 capital	34,208	34,737	34,192	32,254

of which hybrid instruments	12,140	4,136	11,897	3,514

Total BIS eligible capital	46,090	45,102	47,839	44,318

Capital ratios (%) [1]

Tier 1 ratio	13.3	11.1	13.9	11.0

Total capital ratio	17.9	14.5	19.5	15.1

1 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and therefore are not comparable. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.

Dividends of the Bank to Credit Suisse Group

end of	2008	2007

Per share issued (CHF)

Dividend	0.23	59.10

Net income/(loss)	(50.90)	82.40

Registered shares of CHF 100.00 nominal value each. As of December 31, 2008, total share capital consisted of 43,996,652 registered shares.

Core Results
For 2008, we recorded a net loss of CHF 8,218 million, reflecting the extremely challenging operating environment. Private Banking had solid net revenues, evidencing the strength of our business. In Investment Banking, most of our businesses continued to be adversely affected by dislocated financial markets, including substantial negative trading results and valuation reductions in our leveraged finance and structured products businesses. In Asset Management, we had significant losses in private equity. Our results also reflect significant expenses from the accelerated implementation of our strategic plan and the agreement to sell part of the global investors business in Asset Management.

Results

				in			% change

	2008		2007	2006		08 / 07	07 / 06

Statements of operations (CHF million)

Net interest income	8,409		8,303	6,407		1	30

Commissions and fees	14,755		18,960	17,298		(22)	10

Trading revenues	(9,853)		6,146	9,374		–	(34)

Other revenues	(1,449)		1,130	1,401		–	(19)

Net revenues	11,862		34,539	34,480		(66)	–

Provision for credit losses	813		240	(111)		239	–

Compensation and benefits	13,179		15,982	15,467		(18)	3

General and administrative expenses	7,739	[1]	6,767	6,274	[2]	14	8

Commission expenses	2,294		2,410	2,091		(5)	15

Total other operating expenses	10,033		9,177	8,365		9	10

Total operating expenses	23,212	[3]	25,159	23,832		(8)	6

Income/(loss) from continuing operations before taxes	(12,163)		9,140	10,759		–	(15)

Income tax expense/(benefit)	(4,596)		1,248	2,394		–	(48)

Minority interests	120		138	70		(13)	97

Income/(loss) from continuing operations	(7,687)		7,754	8,295		–	(7)

Income/(loss) from discontinued operations	(531)		6	3,056		–	(100)

Extraordinary items	0		0	(24)		–	100

Net income/(loss)	(8,218)		7,760	11,327		–	(31)

Statement of operations metrics (%)

Compensation/revenue ratio	111.1		46.3	44.9		–	–

Non-compensation/revenue ratio	84.6		26.6	24.3		–	–

Cost/income ratio	195.7		72.8	69.1		–	–

Pre-tax income margin	(102.5)		26.5	31.2		–	–

Effective tax rate	37.8		13.7	22.3		–	–

Income margin from continuing operations	(64.8)		22.4	24.1		–	–

Net income margin	(69.3)		22.5	32.9		–	–

Number of employees (full-time equivalents)

Number of employees	47,800		48,100	44,900		(1)	7

1 Includes net provisions relating to ARS of CHF 766 million and a charge of CHF 190 million relating to the close-out of a client's account in Private Banking and releases from the reserve for certain private litigation matters of CHF 812 million, partially offset by a charge of CHF 272 million relating to the Parmalat settlement in Investment Banking. 2 Includes CHF 508 million of credits from insurance settlements for litigation and related costs in Investment Banking. 3 Includes costs relating to the accelerated implementation of our strategic plan of CHF 833 million.

Core Results include the results of our integrated banking organization and exclude revenues and expenses in respect of minority interests in which we do not have significant economic interest.
Results summary
In 2008, we recorded a net loss of CHF 8,218 million, compared to net income of CHF 7,760 million in 2007. The net loss in 2008 included a loss from discontinued operations of CHF 531 million relating to the agreement to sell part of the global investors business in Asset Management. Net revenues were CHF 11,862 million, down 66%, compared to 2007. Total operating expenses were CHF 23,212 million, down 8%.

Our 2008 results reflected the unprecedented disruption in the financial and credit markets. In Private Banking, net revenues evidenced the resilience of our business in this period of market turmoil. The Private Banking results included net non-credit-related provisions relating to ARS and a charge relating to the close-out of a client’s account. In Investment Banking, we recorded a significant loss before taxes, including further net valuation reductions in our leveraged finance and structured products businesses. Other areas significantly impacted by the extreme market disruption included structured fixed income derivatives, leveraged finance trading, emerging markets trading, long/short and event and risk arbitrage equity trading strategies, equity derivatives and convertibles, all of which recorded significant losses compared to significant gains in 2007. We reported good results in our client-driven businesses, including flow-based rate and US and European high grade products, cash equities and prime services. Asset Management had a loss before taxes, reflecting significant private equity and other investment-related losses and losses on securities purchased from our money market funds.

We continued to reduce our exposures to assets most significantly impacted by the dislocation in the mortgage and credit markets and to securities purchased from our money market funds. Our results included fair value gains of CHF 4,988 million due to widening credit spreads on Credit Suisse debt, substantially all of which were recorded in Investment Banking.

Total operating expenses decreased mainly due to lower performance-related compensation, partly offset by costs of CHF 833 million associated with the acceleration of our strategic plan, recorded in the Corporate Center, and higher non-credit-related provisions in Wealth Management. In 2008, we recorded an income tax benefit due to the impact of the geographical mix of results in 2008 and the recognition of a tax benefit for the current period losses.

Assets under management from continuing operations were CHF 1,106.1 billion as of the end of 2008, a decrease of CHF 356.7 billion, or 24.4%, compared to the end of 2007, primarily reflecting adverse market and foreign exchange-related movements, net asset outflows in Asset Management and the closure of certain US money market funds. We had net asset outflows of CHF 63.3 billion in Asset Management and inflows of CHF 50.9 billion in Private Banking (CHF 42.2 billion in Wealth Management and CHF 8.7 billion in Corporate & Retail Banking).

Risk trends
In 2008, our overall position risk, measured on the basis of our economic capital model, decreased 22% compared to 2007, partially driven by the depreciation of the US dollar against the Swiss franc. Excluding the US dollar translation impact, position risk decreased 18%, primarily as a result of reductions in real estate & structured assets, due to lower commercial real estate exposures, and reductions in international lending & counterparty exposures, due to lower leveraged finance exposures. Average VaR for our trading books increased to CHF 178 million compared to CHF 115 million in 2007. For further information on risk trends, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Subsequent events
In March 2009, the US District Court for the Southern District of Texas granted summary judgment in favor of all Credit Suisse entities, dismissing all pending claims and denying plaintiffs' motion to amend the Enron putative class action complaint. As a result, the Group released a further CHF 0.3 billion of the reserve for certain private litigation matters as of December 31, 2008. For further information, refer to Note 37 - Litigation.

In March 2009, the Group recorded additional provisions of CHF 0.3 billion as of December 31, 2008 for private legal proceedings relating to the sale of ARS in connection with its Private Banking business due to developments through March 2009.

Core Results reporting by division

			in		% change

	2008	2007	2006	08 / 07	07 / 06

Net revenues (CHF million)

Wealth Management	8,776	9,583	8,181	(8)	17

Corporate & Retail Banking	4,131	3,939	3,497	5	13

Private Banking	12,907	13,522	11,678	(5)	16

Investment Banking	(1,835)	18,958	20,469	–	(7)

Asset Management	496	2,016	2,247	(75)	(10)

Corporate Center	294	43	86	–	(50)

Net revenues	11,862	34,539	34,480	(66)	0

Provision for credit losses (CHF million)

Wealth Management	120	3	(19)	–	–

Corporate & Retail Banking	13	(62)	(54)	–	15

Private Banking	133	(59)	(73)	–	(19)

Investment Banking	680	300	(38)	127	–

Asset Management	0	1	1	(100)	0

Corporate Center	0	(2)	(1)	100	100

Provision for credit losses	813	240	(111)	239	–

Total operating expenses (CHF million)

Wealth Management	6,573	5,715	4,963	15	15

Corporate & Retail Banking	2,351	2,380	2,192	(1)	9

Private Banking	8,924	8,095	7,155	10	13

Investment Banking	11,335	15,009	14,556	(24)	3

Asset Management	1,623	1,818	1,872	(11)	(3)

Corporate Center	1,330	237	249	461	(5)

Total operating expenses	23,212	25,159	23,832	(8)	6

Income before taxes (CHF million)

Wealth Management	2,083	3,865	3,237	(46)	19

Corporate & Retail Banking	1,767	1,621	1,359	9	19

Private Banking	3,850	5,486	4,596	(30)	19

Investment Banking	(13,850)	3,649	5,951	–	(39)

Asset Management	(1,127)	197	374	–	(47)

Corporate Center	(1,036)	(192)	(162)	440	19

Income/(loss) from continuing operations before taxes	(12,163)	9,140	10,759	–	(15)

Core Results reporting by region

			in		% change

	2008	2007	2006	08 / 07	07 / 06

Net revenues (CHF million)

Switzerland	10,042	10,305	9,016	(3)	14

EMEA	220	10,921	9,604	(98)	14

Americas	643	9,410	12,668	(93)	(26)

Asia Pacific	663	3,860	3,106	(83)	24

Corporate Center	294	43	86	–	(50)

Net revenues	11,862	34,539	34,480	(66)	0

Income before taxes (CHF million)

Switzerland	4,441	4,680	3,970	(5)	18

EMEA	(6,595)	3,155	2,323	–	36

Americas	(6,980)	139	3,714	–	(96)

Asia Pacific	(1,993)	1,358	914	–	49

Corporate Center	(1,036)	(192)	(162)	440	19

Income/(loss) from continuing operations before taxes	(12,163)	9,140	10,759	–	(15)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 33 – Fair value of financial instruments in V – Consolidated financial statements – Credit Suisse Group.

The fair value of the majority of our financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment-grade corporate debt, certain high-yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high-grade bonds) and life finance instruments.

As of the end of 2008, 55% and 41% of our total assets and total liabilities, respectively, were measured at fair value. As of the end of 2008, 8% and 5% of total assets and total liabilities were recorded as level 3, respectively, compared to 7% and 4%, respectively, as of the end of 2007. As of the end of 2008 and 2007, 15% and 11% of assets measured at fair value were recorded as level 3, respectively.

As of the end of 2008, our net level 3 assets were CHF 74.6 billion, of which 27% were loans and credit products, 24% were mortgage-related and CDO securities, 24% were private equity investments and 20% were equity derivatives and equity-linked securities. We do not have a significant economic interest in a large portion of the private equity investments classified in level 3.

While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products, which were extremely volatile during 2008. Consideration of these indices has become more significant in our valuation techniques as the market for these products has become less active.

For a description of our valuation techniques, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group. There were no changes to our valuation techniques, however the market conditions in the second half of 2008, particularly with respect to credit products, resulted in increased reliance on the use of valuation models and market indices as the level of comparable market trades declined.

For all transfers to level 3, we determine and disclose as level 3 events any gains or losses as measured from the first day of the reporting period, even if the transfer occurred subsequent to the first day of the reporting period. For all transfers out of level 3, we determine and disclose as level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period. We believe this provides greater transparency over the financial impact of our level 3 assets and liabilities. We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.

For further information, refer to II – Operating and financial review – Investment Banking – Impact on results of the events in the mortgage and credit markets.
Results detail
The following provides a comparison of our 2008 results versus 2007 and 2007 results versus 2006.
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

2008 vs 2007: Down 66% from CHF 34,539 million to CHF 11,862 million
Net revenues declined in all three divisions compared to 2007.
In Private Banking, net revenues were down 5%. Net interest income increased 8%, mainly driven by higher revenues from deposits. Total non-interest income decreased 11%, mainly as a result of lower asset-based commissions and fees, reflecting the decline in average assets under management, and reduced transaction-based revenues, reflecting low client activity.

In Investment Banking, net revenues were negative as the widespread market disruption persisted throughout the year and intensified in the second half. Our combined leveraged finance and structured products businesses had net valuation reductions of CHF 10,923 million in 2008 compared to CHF 3,187 million in 2007. We had losses in structured fixed income derivatives, leveraged finance trading and emerging markets trading. Extreme volatility in the second half of the year adversely affected many of our businesses including long/short and event and risk arbitrage equity trading strategies, equity derivatives and convertibles, all of which recorded significant losses. We also had significantly higher valuation reductions in our corporate loan business, higher losses in commodities and net valuation reductions on our investments in the preferred shares and hybrid capital securities of certain financial institutions. The valuation reductions in our corporate loan business included a significant positive impact from a change in estimate of the value of the loans. We reported good results in our client-driven businesses, including flow-based rate and US and European high grade products, cash equities and prime services. The 2008 results also reflected fair value gains of CHF 4,654 million on Credit Suisse debt compared to fair value gains of CHF 1,111 million in 2007.

In Asset Management, net revenues were down 75%, primarily reflecting private equity and other investment-related losses of CHF 676 million, compared to gains of CHF 681 million in 2007, partially offset by lower losses of CHF 687 million on securities purchased from our money market funds, compared to losses of CHF 920 million in 2007. Net revenues before securities purchased from our money market funds and private equity and other investment-related gains/(losses) were down 18%, compared to 2007, primarily due to lower asset management fees driven by the 18.3% decline in average assets under management.

2007 vs 2006: Up from CHF 34,480 million to CHF 34,539 million
In Private Banking, net revenues were strong despite ongoing market turbulence and cautious investor behavior. Net interest income increased, benefiting mainly from lower funding costs and higher liability volumes and margins, offset in part by decreased asset margins due to ongoing competitive pressure. Total non-interest income increased mainly as a result of higher commissions and fees, particularly from recurring revenues from managed investment products and performance-based fees from Hedging-Griffo at Wealth Management and minority interests of a consolidated joint venture in our Corporate & Retail Banking business.

In Investment Banking, our equity and advisory businesses performed well, but our fixed income businesses were affected by weaker revenues including valuation reductions on structured products and leveraged loan commitments. Valuation reductions on our structured products and leveraged finance businesses were CHF 3,187 million in 2007. These valuation reductions include the revaluing of certain ABS positions in our CDO trading business. Fixed income trading revenues were significantly lower compared to 2006, reflecting significant valuation reductions, partly offset by strong performances in the interest rate products, fixed income proprietary trading and foreign exchange businesses. Equity trading benefited from strong performances in our global cash, prime services and derivative businesses. Fixed income and equity trading also benefited from fair value gains of CHF 1,111 million on Credit Suisse debt. Our advisory and equity underwriting businesses had higher revenues compared to 2006.

In Asset Management, net revenues were down, mainly reflecting valuation reductions of CHF 920 million from securities purchased from our money market funds. Before these valuation reductions, net revenues showed continued growth. Asset management and administrative fees were strong, reflecting growth in average assets under management during 2007, particularly in alternative investments and balanced assets. Performance-based fees increased significantly, primarily from Hedging-Griffo. Private equity revenues increased, reflecting the strength of our private equity franchise and lower funding costs. Private equity and other investment-related gains increased, primarily due to fair value gains on our investments.

Provision for credit losses
2008 vs 2007: Up from CHF 240 million to CHF 813 million
The increase was driven primarily by provisions for loans in Investment Banking made to various borrowers in Asia, with the majority of the increase related to a single borrower, additional provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking and provisions in Private Banking on loans collateralized by securities relating to the forced deleveraging of numerous client positions in highly volatile equity markets.

2007 vs 2006: Up from CHF (111) million to CHF 240 million
The increase was due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking and fewer releases of provisions.
Operating expenses
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the expense from share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions. For further information, refer to IV – Corporate governance – Compensation.

2008 vs 2007: Down 18% from CHF 15,982 million to CHF 13,179 million
The decrease was primarily due to lower performance-related compensation, reflecting the lower results and the deferral of compensation under the CRA program, and lower voluntary deferred compensation expenses, offset in part by CHF 596 million of severance and other compensation expenses associated with the accelerated implementation of our strategy and increased deferred compensation expense from prior-year share awards. We previously economically hedged voluntary deferred compensation with a derivative instrument, and the gains/losses on the underlying compensation liability were offset in compensation expenses by the losses/gains on the derivative. We now economically hedge with a cash instrument, and the gains/losses on the underlying compensation liability are recorded in compensation expenses and the losses/gains on the hedge are recorded in other revenues.

2007 vs 2006: Up 3% from CHF 15,467 million to CHF 15,982 million
The increase was due primarily to higher performance-related compensation and increased deferred compensation expense from prior-year share awards. Performance-related compensation reflected an increase in deferred share-based compensation for 2007. Salaries and benefits increased reflecting the higher headcount.

General and administrative expenses
2008 vs 2007: Up 14% from CHF 6,767 million to CHF 7,739 million
The increase reflected higher non-credit-related provisions, partially offset by a release of CHF 812 million of reserves for certain private litigation matters. The increase included net provisions of CHF 766 million relating to ARS and a CHF 190 million charge relating to the close-out of a client’s account in Wealth Management. The net provisions related to ARS include proceeds from captive insurance settlements of CHF 150 million, the cost of which is included in Corporate Center. The increase also included higher expense provisions related to certain litigation matters in Investment Banking and non-credit-related provisions in Corporate & Retail Banking relating to our decision to buy back certain structured notes issued by Lehman Brothers. We recorded goodwill impairment charges of CHF 82 million in Corporate Center, which related to certain non-integrated Investment Banking mortgage origination businesses that we are going to exit. The results in 2008 also reflected CHF 120 million of IT-related impairments and write-offs associated with the exit of certain businesses in line with the accelerated implementation of our strategy. We recorded CHF 60 million of impairments of intangible assets, primarily in Asset Management. Professional fees declined significantly, primarily in Investment Banking and Asset Management. Travel and entertainment expenses declined slightly, mainly in Investment Banking. Expenses continued to reflect higher infrastructure costs due to our international expansion in Wealth Management.

2007 vs 2006: Up 8% from CHF 6,274 million to CHF 6,767 million
The increase was primarily due to credits from insurance settlements of CHF 508 million in Investment Banking in 2006. This increase was partially offset by realignment costs of CHF 172 million in Asset Management in 2006. Excluding these credits from insurance settlements and realignment costs, general and administrative expenses increased CHF 119 million, or 2%, reflecting increased professional fees but lower costs across other expense categories. Professional fees increased, reflecting the international expansion and marketing and sales activities in Wealth Management and delayed or cancelled transactions in Investment Banking due to market conditions in the second half of 2007. Asset Management expenses were down primarily due to realignment costs incurred in 2006.

Income tax expense/(benefit)
2008 vs 2007: From CHF 1,248 million to CHF (4,596) million
The effective tax rate was 37.8% in 2008, representing a tax benefit on pre-tax losses, compared to 13.7% in 2007, which represented a tax expense on pre-tax income. The effective tax rate in 2008 primarily reflected the impact of the geographical mix of results and the recognition of a tax benefit for the current period losses, primarily in the US and UK. In addition, tax benefits of CHF 588 million and CHF 290 million were recorded in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries and the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. These benefits were offset in part by increased valuation allowances against deferred tax assets in certain jurisdictions of CHF 1,756 million and a CHF 467 million foreign exchange translation loss relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the functional currency of the reporting entities. The UK tax authorities have announced that this foreign exchange translation requirement will be amended in 2009, and we expect this impact to be reversed at that time. Net deferred tax assets were CHF 9,770 million as of the end of 2008, an increase of CHF 4,753 million compared to the end of 2007. The most significant net deferred tax assets arise in the US and UK, and these increased from CHF 5,009 million as of the end of 2007 to CHF 9,328 million, net of a valuation allowance of CHF 1,674 million in respect of the deferred tax assets held in a US entity, as of the end of 2008.

2007 vs 2006: Down 48% from CHF 2,394 million to CHF 1,248 million
The effective tax rate was 13.7% in 2007 compared to 22.2% in 2006. The reduction in the effective tax rate was due to the recognition of previously unrecognized deferred tax assets of CHF 512 million. Our tax rate was also favorably impacted by normal business-driven tax related items, including non-taxable income, the streamlining of certain legal entity structures and the geographic mix of pre-tax income, which was offset by an increase in the valuation allowance on deferred tax assets of CHF 690 million attributable to lower business results in certain entities.

Discontinued operations
As a result of the agreement to sell part of our Asset Management global investors business, the results of operations of the global investors business subject to the sale are reflected in discontinued operations, net of tax in the consolidated statements of operations. Discontinued operations include costs associated with the transaction and a charge on the allocated goodwill of CHF 577 million. Prior periods have been restated to conform to the current presentation.

Discontinued operations in 2006 included income of CHF 3,070 million from the sale of Winterthur.
Personnel
Headcount at the end of 2008 was 47,800, down 300 from the end of 2007. In December 2008, we announced bank-wide cost efficiency initiatives that are expected to result in a headcount reduction of approximately 5,300, or 11%, primarily in Investment Banking and related support functions. By the end of 2008, 2,600 of these reductions were made and reflected in the period-end headcount. We expect the remainder of the headcount reductions to be made by mid-2009. The decrease was partly offset by the strengthening of our front-office teams, with additional relationship managers in targeted markets of Wealth Management. For additional information on personnel, refer to IV – Corporate governance.

Key performance indicators
To benchmark our achievements, we have defined a set of KPIs for which we have targets to be achieved over a three to five year period across market cycles. In light of the accelerated implementation of our strategy and the current market conditions, we have revised certain of our KPIs.

Growth
In 2008, we announced a target for integrated bank collaboration revenues in excess of CHF 10 billion by 2010. For 2008, integrated bank collaboration revenues were CHF 5.2 billion. Going forward, we will target collaboration revenues in excess of CHF 10 billion annually by 2012.

For net new assets, we continue to target a growth rate above 6%. In 2008, we recorded a net new asset growth rate of (0.2)%.
Efficiency and performance
For total shareholder return, we continue to target superior share price appreciation plus dividends compared to our peer group. For 2008, total shareholder return was (56.1)%.
For return on equity, we targeted an annual rate of return of above 20%. In 2008, our return on equity was (21.1)%. Going forward, in light of the accelerated implementation of our strategic plan, we will target an annual return on equity above 18%.

We continue to target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 195.7% for 2008.
Risk and capital
For the BIS tier 1 ratio, we targeted a ratio of 10%. The BIS tier 1 ratio was 13.3% as of the end of 2008. Going forward, we will target a minimum BIS tier 1 ratio of 12.5%.

in / end of	2008	2007	2006

Growth

Collaboration revenues (CHF billion)	5.2	5.9	4.9

Net new asset growth (%)	(0.2)	3.1	7.2

Efficiency and performance (%)

Total shareholder return [1]	(56.1)	(17.8)	30.5

Return on equity	(21.1)	18.0	27.5

Core Results cost/income ratio	195.7	73.1	69.6

Risk and capital (%)

BIS tier 1 ratio [2]	13.3	11.1	13.9

1 The total return of an investor is measured by the capital gain/(loss) plus dividends received. 2 Under Basel II from January 1, 2008. Prior periods are reported under Basel I and therefore are not comparable. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.

Private Banking
In 2008, we achieved solid net revenues of CHF 12,907 million despite the challenging operating environment and diminished investor confidence. Income before taxes was resilient at CHF 3,850 million, but declined 30% compared to 2007. Net new assets were CHF 50.9 billion.

Results

				in / end of		% change

	2008		2007	2006	08 / 07	07 / 06

Statements of operations (CHF million)

Net revenues	12,907		13,522	11,678	(5)	16

Provision for credit losses	133		(59)	(73)	–	(19)

Compensation and benefits	4,260		4,529	4,038	(6)	12

General and administrative expenses	3,919	[1]	2,670	2,382	47	12

Commission expenses	745		896	735	(17)	22

Total other operating expenses	4,664		3,566	3,117	31	14

Total operating expenses	8,924		8,095	7,155	10	13

Income before taxes	3,850		5,486	4,596	(30)	19

Statement of operations metrics (%)

Compensation/revenue ratio	33.0		33.5	34.6	–	–

Non-compensation/revenue ratio	36.1		26.4	26.7	–	–

Cost/income ratio	69.1		59.9	61.3	–	–

Pre-tax income margin	29.8		40.6	39.4	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	5,667		5,217	5,725	9	(9)

Pre-tax return on average utilized economic capital (%) [2]	68.6		105.9	81.7	–	–

Balance sheet statistics (CHF million)

Total assets	374,771		376,800	340,741	(1)	11

Net loans	174,880		175,506	163,670	0	7

Goodwill	765		975	791	(22)	23

Number of employees (full-time equivalents)

Number of employees	24,400		23,200	22,200	5	5

1 Includes net provisions relating to ARS of CHF 766 million and a charge of CHF 190 million relating to the close-out of a client's account in Wealth Management. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	2008	2007	2006	08 / 07	07 / 06

Net revenue detail (CHF million)

Net interest income	5,157	4,788	4,095	8	17

Total non-interest income	7,750	8,734	7,583	(11)	15

Net revenues	12,907	13,522	11,678	(5)	16

Results summary
For 2008, we reported income before taxes of CHF 3,850 million, down 30% compared to 2007. In spite of the market conditions, we achieved solid net revenues of CHF 12,907 million, down 5%. Total non-interest income decreased 11%, mainly driven by lower transaction-based commissions and fees, affected by a substantial decrease in client activity. Additionally, asset-based commissions and fees in Wealth Management declined, mainly from managed investment products, driven by a decrease in average assets under management. Net interest income increased 8%, mainly driven by higher revenues on deposits. Provision for credit losses resulted in net provisions of CHF 133 million, primarily on loans collateralized by securities in Wealth Management in the fourth quarter, compared to net releases of CHF 59 million in 2007. Total operating expenses were CHF 8,924 million, up 10%, compared to 2007, mainly driven by CHF 766 million of net provisions relating to ARS in the second half of 2008 and a charge of CHF 190 million relating to the close-out of a client’s account. This impact was partially offset by a 6% decrease in compensation and benefits and a 17% decrease in commission expenses.

Assets under management as of the end of 2008 were CHF 788.9 billion, down CHF 206.5 billion, or 20.7%, compared to the end of 2007, mainly reflecting adverse market and foreign exchange-related movements, offset in part by net new assets of CHF 50.9 billion in 2008, compared to CHF 53.5 billion in 2007. Wealth Management contributed CHF 42.2 billion and Corporate & Retail Banking contributed CHF 8.7 billion in 2008. Net new assets in Wealth Management were adversely affected by significant deleveraging in the fourth quarter.

In 2007, income before taxes was a record CHF 5,486 million, up 19% compared to 2006. Net revenues were also a record CHF 13,522 million, up 16%. Net interest income increased, benefiting mainly from lower funding costs and higher deposit volumes and margins, offset in part by decreasing lending margins, still faced with ongoing competitive pressure. Total non-interest income increased mainly as a result of higher commissions and fees, particularly recurring revenues from managed investment products in Wealth Management and minority interests of a consolidated joint venture in our Corporate & Retail Banking business. Provision for credit losses resulted in net releases of CHF 59 million, compared to net releases of CHF 73 million in 2006. Total operating expenses were CHF 8,095 million, up 13%, compared to 2006. This was mainly driven by higher personnel and business costs associated with the international expansion of our Wealth Management business, higher commission expenses, higher marketing and sales activities and expenses related to the minority interests of the consolidated joint venture.

Wealth Management
During 2008, we continued to strengthen our franchise in both developed and emerging markets. Despite the difficult operating environment, we reported solid net revenues of CHF 8,776 million and net new assets of CHF 42.2 billion. For 2008, income before taxes was CHF 2,083 million, down 46% from 2007, and included significant non-credit related provisions in the second half of the year.

Results

				in / end of		% change

	2008		2007	2006	08 / 07	07 / 06

Statements of operations (CHF million)

Net revenues	8,776		9,583	8,181	(8)	17

Provision for credit losses	120		3	(19)	–	–

Compensation and benefits	2,975		3,177	2,780	(6)	14

General and administrative expenses	2,969	[1]	1,770	1,571	68	13

Commission expenses	629		768	612	(18)	25

Total other operating expenses	3,598		2,538	2,183	42	16

Total operating expenses	6,573		5,715	4,963	15	15

Income before taxes	2,083		3,865	3,237	(46)	19

Statement of operations metrics (%)

Compensation/revenue ratio	33.9		33.2	34.0	–	–

Non-compensation/revenue ratio	41.0		26.5	26.7	–	–

Cost/income ratio	74.9		59.6	60.7	–	–

Pre-tax income margin	23.7		40.3	39.6	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,097		1,755	1,876	19	(6)

Pre-tax return on average utilized economic capital (%) [2]	100.9		222.5	176.6	–	–

Balance sheet statistics (CHF million)

Total assets	262,019		268,871	229,731	(3)	17

Net loans	71,481		76,265	69,156	(6)	10

Goodwill	584		794	610	(26)	30

Number of employees (full-time equivalents)

Number of employees	15,400		14,300	13,400	8	7

Number of relationship managers

Switzerland	1,140		1,100	1,080	4	2

EMEA	1,340		1,220	1,090	10	12

Americas	580		470	420	23	12

Asia Pacific	420		350	230	20	52

Number of relationship managers	3,480		3,140	2,820	11	11

1 Includes net provisions relating to ARS of CHF 766 million and a charge of CHF 190 million relating to the close-out of a client's account. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	2008	2007	2006	08 / 07	07 / 06

Net revenue detail (CHF million)

Net interest income	2,672	2,446	1,916	9	28

Total non-interest income	6,104	7,137	6,265	(14)	14

Net revenues	8,776	9,583	8,181	(8)	17

Net revenue detail (CHF million)

Recurring	6,532	6,637	5,378	(2)	23

Transaction-based	2,244	2,946	2,803	(24)	5

Net revenues	8,776	9,583	8,181	(8)	17

Gross and net margin on assets under management (bp)

Recurring	86	80	74	–	–

Transaction-based	29	35	38	–	–

Gross margin	115	115	112	–	–

Net margin (pre-tax)	27	47	44	–	–

Operating environment
The financial crisis worsened in 2008. In the first half of the year, higher commodity prices, particularly in energy and agricultural products, led to reduced consumer spending and higher global inflation. Investors became more risk averse and increased their defensive positions in money market instruments and other short-term investment strategies. These developments were reflected in lower client activity.

The second half of the year proved even more challenging, with a global economic slowdown and evidence of recession in the US, Europe and Japan. In this environment, central banks cooperated in unprecedented joint actions in an effort to provide financial markets with sufficient liquidity. However, investor confidence deteriorated substantially and risk aversion drove client investment decisions. Investors sought to rebalance their portfolios and there was significant deleveraging in the fourth quarter, as clients repaid loans in response to unprecedented market dislocation and volatility. The further weakening of the US dollar and the euro against the Swiss franc created additional pressure and significantly affected our average assets under management.

Results summary
In 2008, income before taxes was CHF 2,083 million, down 46%, compared to 2007. Net revenues of CHF 8,776 million were solid, but down 8%, driven by lower recurring and transaction-based revenues. However, we benefited from our strong capital base and our integrated bank model, as high-net-worth individuals continued to seek the service of experienced wealth managers providing holistic solutions. Recurring revenues, which represented 74% of net revenues, decreased 2%, as higher net interest income, mainly driven by higher revenues on deposits, was more than offset by lower asset-based commissions and fees, particularly from managed investment products, reflecting an 8.1% decrease in average assets under management. Transaction-based revenues decreased 24%, mainly due to lower brokerage and product issuing fees and foreign exchange income from client transactions, reflecting low client activity. Provision for credit losses was CHF 120 million, primarily on loans collateralized by securities during the fourth quarter’s extreme volatility. Total operating expenses were CHF 6,573 million, up 15%, driven by net provisions relating to ARS of CHF 766 million and a charge relating to the close-out of a client’s account of CHF 190 million in the second half of the year. Compensation and benefits declined 6%, primarily reflecting lower performance-related compensation. Total other operating expenses also reflected higher infrastructure costs related to international expansion in our key markets. Commission expenses decreased 18%, reflecting the lower client activity.

Assets under management as of the end of 2008 were CHF 646.0 billion, down CHF 192.6 billion, or 23.0%, from the end of 2007, primarily impacted by adverse market and foreign exchange-related movements, partially offset by net new assets during the period. Net new assets were CHF 42.2 billion in 2008, with strong contributions from the Americas and EMEA. Continued strong net client inflows throughout the year were negatively affected by significant deleveraging of CHF 11.8 billion in the fourth quarter.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2008, the pre-tax income margin was 23.7%, compared to 40.3% in 2007.

Net new asset growth rate (KPI)
Our target over market cycles is a growth rate over 6%. We achieved a growth rate of 5.0% in 2008, compared to 6.4% in 2007. The slower growth in net new assets mainly reflected the significant deleveraging in the fourth quarter.

Gross margin
Our gross margin in 2008 was 115 basis points, stable compared to 2007, as net revenues decreased in line with the 8.1% decrease in average assets under management. In 2008, the recurring margin increased by six basis points, compared to 2007, mainly due to higher net interest income, partially offset by lower asset-based commissions and fees. The transaction-based margin decreased six basis points, impacted by the decline in brokerage and product issuing fees, reflecting lower client activity.

Results detail
The following provides a comparison of our 2008 results versus 2007 and 2007 results versus 2006.
Net revenues
Recurring
Recurring revenues arise from recurring net interest income, commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services.

2008 vs 2007: Down 2% from CHF 6,637 million to CHF 6,532 million
The decrease was driven by lower asset-based commissions and fees, mainly from managed investment products, as average assets under management declined 8.1%. The decrease in asset-based revenues was partly offset by higher net interest income driven by higher margins on deposits. The increase in net interest income reflected slightly higher average deposit volumes and slightly lower revenues from lending, as lending increased but margins declined.

2007 vs 2006: Up 23% from CHF 5,378 million to CHF 6,637 million
The increase was driven by higher net interest income, mostly from lower funding costs and higher deposit volumes and margins, and higher commissions and fees, mainly from managed investment products and performance-based fees from Hedging-Griffo.

Transaction-based
Transaction-based revenues arise primarily from brokerage fees, product issuing fees, foreign exchange income from client transactions and other transaction-based income.
2008 vs 2007: Down 24% from CHF 2,946 million to CHF 2,244 million
The decrease was mainly driven by lower brokerage and product issuing fees and foreign exchange income from client transactions, reflecting low client activity.
2007 vs 2006: Up 5% from CHF 2,803 million to CHF 2,946 million
The increase was mainly driven by higher brokerage fees, foreign exchange income from client transactions and product issuing fees, partly offset by lower revenues in the US due to the market dislocation in the second half of 2007.

Provision for credit losses
2008 vs 2007: From CHF 3 million to CHF 120 million
The increase primarily reflected provisions on loans collateralized by securities relating to the forced deleveraging of numerous client positions in highly volatile equity markets during the fourth quarter.

2007 vs 2006: From CHF (19) million to CHF 3 million
Provision for credit losses reflected a low level of net provisions. 2006 included releases from the resolution of a single exposure.
Operating expenses
Compensation and benefits
2008 vs 2007: Down 6% from CHF 3,177 million to CHF 2,975 million
The decrease was due to lower performance-related compensation, reflecting the lower results and the deferral of compensation under the CRA program, offset in part by higher salaries and related benefits due to the growth in headcount, including relationship managers.

2007 vs 2006: Up 14% from CHF 2,780 million to CHF 3,177 million
The increase mainly reflected growth in headcount, particularly strategic hiring made in the front office, higher salaries and related benefits as well as higher performance-related compensation, including higher deferred compensation expense from prior-year share awards. Performance-related compensation reflected an increase in deferred share-based compensation for 2007.

General and administrative expenses
2008 vs 2007: Up 68% from CHF 1,770 million to CHF 2,969 million
The increase was mainly driven by non-credit-related provisions, including CHF 766 million of net provisions relating to ARS and a charge of CHF 190 million relating to the close-out of a client’s account. Expenses also continued to reflect higher infrastructure costs due to our international expansion.

2007 vs 2006: Up 13% from CHF 1,571 million to CHF 1,770 million
The increase mainly reflected higher front- and back-office infrastructure costs due to the international expansion and higher marketing and sales activities.
Personnel
Headcount as of the end of 2008 was 15,400, up 1,100 from 2007, and up 2,000 from 2006. The increase from 2007 reflected the strengthening of our front-office teams, with an increase of 340 relationship managers, primarily in EMEA, the Americas and Asia Pacific.

Assets under management – Wealth Management

				in / end of		% change

	2008	2007		2006	08 / 07	07 / 06

Assets under management (CHF billion)

Assets under management	646.0	838.6		784.2	(23.0)	6.9

of which discretionary assets	126.7	182.7		177.6	(30.7)	2.9

of which advisory assets	519.3	655.9		606.6	(20.8)	8.1

Assets under management by currency (CHF billion)

USD	258.1	333.8		330.9	(22.7)	0.9

EUR	200.8	244.3		221.2	(17.8)	10.4

CHF	122.9	156.1		152.4	(21.3)	2.4

Other	64.2	104.4		79.7	(38.5)	31.0

Assets under management	646.0	838.6		784.2	(23.0)	6.9

Assets under management by region (CHF billion)

Switzerland	252.7	339.3		321.1	(25.5)	5.7

EMEA	242.6	308.3		282.0	(21.3)	9.3

Americas	102.2	122.6		127.0	(16.6)	(3.5)

Asia Pacific	48.5	68.4		54.1	(29.1)	26.4

Assets under management	646.0	838.6		784.2	(23.0)	6.9

Net new assets by region (CHF billion)

Switzerland	3.0	10.3		12.2	(70.9)	(15.6)

EMEA	14.2	23.1		23.0	(38.5)	0.0

Americas	16.6	7.3		11.8	127.4	(38.1)

Asia Pacific	8.4	9.5		3.5	(11.6)	171.4

Net new assets	42.2	50.2		50.5	(15.9)	(0.6)

Growth in assets under management (CHF billion)

Net new assets	42.2	50.2		50.5	–	–

Market movements	(176.7)	38.1		51.1	–	–

Currency	(54.1)	(23.1)		(9.5)	–	–

Other	(4.0)	(10.8)	[1,2]	(1.2)	–	–

Total other effects	(234.8)	4.2		40.4	–	–

Growth in assets under management	(192.6)	54.4		90.9	–	–

Growth in assets under management (%)

Net new assets	5.0	6.4		7.3	–	–

Total other effects	(28.0)	0.5		5.8	–	–

Growth in assets under management	(23.0)	6.9		13.1	–	–

1 Includes CHF 14.1 billion of assets under management relating to the acquisition of Hedging-Griffo. 2 Includes CHF 21.6 billion of corporate cash now reported only in client assets.

Corporate & Retail Banking
Our results in 2008 reflected continued profitable growth even as the Swiss economy began to exhibit signs of deterioration in the fourth quarter. We achieved record net revenues of CHF 4,131 million and record income before taxes of CHF 1,767 million.

Results

					in / end of		% change

	2008		2007		2006	08 / 07	07 / 06

Statements of operations (CHF million)

Net revenues	4,131	[1]	3,939		3,497	5	13

Provision for credit losses	13		(62)		(54)	–	15

Compensation and benefits	1,285		1,352		1,258	(5)	7

General and administrative expenses	950		900	[2]	811	6	11

Commission expenses	116		128		123	(9)	4

Total other operating expenses	1,066		1,028		934	4	10

Total operating expenses	2,351		2,380		2,192	(1)	9

Income before taxes	1,767		1,621		1,359	9	19

Statement of operations metrics (%)

Compensation/revenue ratio	31.1		34.3		36.0	–	–

Non-compensation/revenue ratio	25.8		26.1		26.7	–	–

Cost/income ratio	56.9		60.4		62.7	–	–

Pre-tax income margin	42.8		41.2		38.9	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,570		3,462		3,849	3	(10)

Pre-tax return on average utilized economic capital (%) [3]	49.5		46.9		35.4	–	–

Balance sheet statistics (CHF million)

Total assets	112,752		107,929		111,010	4	(3)

Net loans	103,399		99,241		94,514	4	5

Goodwill	181		181		181	0	0

Number of employees (full-time equivalents)

Number of employees	9,000		8,900		8,800	1	1

1 Includes fair value gains on a synthetic collateralized loan portfolio of CHF 110 million. 2 Includes releases of non-credit-related provisions of CHF 37 million. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in / end of		% change

	2008		2007	2006	08 / 07	07 / 06

Net revenue detail (CHF million)

Net interest income	2,485		2,342	2,179	6	7

Total non-interest income	1,646	[1]	1,597	1,318	3	21

Net revenues	4,131		3,939	3,497	5	13

Number of branches

Number of branches	220		216	215	2	0

1 Includes fair value gains on a synthetic collateralized loan portfolio of CHF 110 million.

Operating environment
The Swiss economic environment remained resilient during the first three quarters of 2008, but contracted in the fourth quarter. Consumer confidence decreased as unemployment increased, though in a less pronounced manner when compared to most European and other major international economies. Concerns over inflation persisted during the first half of 2008, but declined towards the end of the year due to lower commodity prices and slowing growth.

Macroeconomic indicators showed a downward trend, reflecting the global slowdown in growth, which intensified in the third quarter with the collapse of Lehman Brothers. To address this situation, central banks shifted their focus from the prevention of inflation to a far less restrictive monetary policy. The SNB held key interest rates steady through September but reduced its target rate for three-month Swiss franc LIBOR four times in the fourth quarter.

Results summary
In 2008, income before taxes was a record CHF 1,767 million and net revenues were a record CHF 4,131 million, demonstrating the resilience of our business model. Net interest income increased 6%, mainly driven by higher revenues on deposits. Total non-interest income was up 3%, positively impacted by fair value gains of CHF 110 million on the Clock Finance No.1 synthetic collateralized loan portfolio, offset in part by a decrease in commissions and fees, reflecting lower client activity and lower average assets under management. Provision for credit losses was CHF 13 million, compared to net releases of CHF 62 million in 2007. Total operating expenses decreased slightly to CHF 2,351 million, as lower compensation and benefits were partly offset by higher general and administrative expenses. For 2008, net new assets of CHF 8.7 billion were more than double the CHF 3.3 billion achieved in 2007, mainly benefiting from inflows in the institutional pension funds and private client business.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2008, our pre-tax income margin was 42.8%, compared to 41.2% in 2007.

Cost/income ratio
In 2008, the cost/income ratio was 56.9%, compared to 60.4% in 2007.
Pre-tax return on average utilized economic capital
In 2008, the pre-tax return on average utilized economic capital was 49.5%, compared to 46.9% in 2007.
Results detail
The following provides a comparison of our 2008 results versus 2007 and 2007 results versus 2006.
Net revenues
Net interest income
2008 vs 2007: Up 6% from CHF 2,342 million to CHF 2,485 million
The increase was mainly driven by higher revenues on deposits, reflecting higher average deposit volumes and higher deposit margins, and slightly lower revenues from lending, as margins declined but volumes increased.

2007 vs 2006: Up 7% from CHF 2,179 million to CHF 2,342 million
The increase was mainly due to higher deposit volumes and margins and lower funding costs, partially offset by lower asset margins impacted by the ongoing competitive pressure.
Total non-interest income
2008 vs 2007: Up 3% from CHF 1,597 million to CHF 1,646 million
The increase reflected higher trading revenues, which were driven by fair value gains of CHF 110 million from the Clock Finance No. 1 transaction. This impact was partially offset by lower commissions and fees, reflecting low client activity and the decline in average assets under management.

2007 vs 2006: Up 21% from CHF 1,318 million to CHF 1,597 million
The increase was mainly due to higher commissions and fees, primarily related to minority interests of a consolidated joint venture.
Provision for credit losses
2008 vs 2007: From CHF (62) million to CHF 13 million
We recorded net provisions of CHF 13 million, reflecting a lower level of releases. In 2008, we recorded provisions of CHF 148 million and releases of CHF 135 million, compared to provisions of CHF 157 million and releases of CHF 219 million in 2007.

2007 vs 2006: From CHF (54) million to CHF (62) million
We reported net releases in 2007 supported by the favorable credit environment.
Operating expenses
Compensation and benefits
2008 vs 2007: Down 5% from CHF 1,352 million to CHF 1,285 million
The decrease reflected lower performance-related compensation due to the deferral of compensation under the CRA program and a slight decrease in salaries.
2007 vs 2006: Up 7% from CHF 1,258 million to CHF 1,352 million
The increase was driven by higher personnel costs related to increased headcount and higher salaries and related benefits, partially offset by lower performance-related compensation due to an increase in deferred share-based compensation for 2007.

General and administrative expenses
2008 vs 2007: Up 6% from CHF 900 million to CHF 950 million
The increase was due to higher non-credit-related provisions, reflecting our decision to buy back certain clients’ Lehman Brothers structured notes, offset in part by lower professional services, sales and marketing, infrastructure and IT costs.

2007 vs 2006: Up 11% from CHF 811 million to CHF 900 million
Higher costs were mainly due to increased expenses related to minority interests of a consolidated joint venture, offset in part by releases of non-credit-related provisions in 2007.
Investment Banking
During 2008, Investment Banking reported a loss before taxes of CHF 13,850 million. Negative net revenues of CHF 1,835 million declined significantly from 2007 levels. The decline in revenues was primarily due to substantial negative trading results and valuation reductions of CHF 10,923 million in the leveraged finance and structured products businesses, as the dislocation in the credit and mortgage markets was exacerbated in 2008 and affected most of our businesses. Our results included CHF 4,654 million of fair value gains on Credit Suisse debt.

Results

					in / end of			% change

	2008		2007		2006		08 / 07	07 / 06

Statements of operations (CHF million)

Net revenues	(1,835)		18,958		20,469		–	(7)

Provision for credit losses	680		300		(38)		127	–

Compensation and benefits	7,177		10,191		10,261		(30)	(1)

General and administrative expenses	2,817	[1]	3,435		3,077	[2]	(18)	12

Commission expenses	1,341		1,383		1,218		(3)	14

Total other operating expenses	4,158		4,818		4,295		(14)	12

Total operating expenses	11,335		15,009		14,556		(24)	3

Income/(loss) before taxes	(13,850)		3,649		5,951		–	(39)

Statement of operations metrics (%)

Compensation/revenue ratio	–		53.8		50.1		–	–

Non-compensation/revenue ratio	–		25.4		21.0		–	–

Cost/income ratio	–		79.2		71.1		–	–

Pre-tax income margin	–		19.2		29.1		–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	17,197		20,125	[3]	19,037		(15)	6

Pre-tax return on average utilized economic capital (%) [4]	(79.8)		19.2	[3]	33.5		–	–

Balance sheet statistics (CHF million)

Total assets	976,713		1,140,740		1,046,557		(14)	9

Net loans	60,837		64,892		44,285		(6)	47

Goodwill	6,972		7,465		7,809		(7)	(4)

Number of employees (full-time equivalents)

Number of employees	19,700		20,600		18,700		(4)	10

1 Includes a release from the reserve for certain private litigation matters of CHF 812 million, partially offset by a charge of CHF 272 million related to the Parmalat settlement. 2 Includes CHF 508 million of credits from insurance settlements for litigation and related costs. 3 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 4 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

				in		% change

	2008	2007		2006	08 / 07	07 / 06

Net revenue detail (CHF million)

Debt underwriting [1]	429	1,864		2,206	(77)	(16)

Equity underwriting	813	1,444		1,270	(44)	14

Total underwriting	1,242	3,308		3,476	(62)	(5)

Advisory and other fees	1,482	2,253		1,900	(34)	19

Total underwriting and advisory	2,724	5,561		5,376	(51)	3

Fixed income trading [1]	(5,256)	6,084		9,598	–	(37)

Equity trading	1,614	7,751		5,881	(79)	32

Total trading	(3,642)	13,835		15,479	–	(11)

Other [1]	(917)	(438)		(386)	109	13

Net revenues	(1,835)	18,958		20,469	–	(7)

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	148	72		56	106	29

Foreign exchange	22	26		19	(15)	37

Commodity	36	17		10	112	70

Equity	65	80		59	(19)	36

Diversification benefit	(94)	(81)		(65)	16	25

Average one-day, 99% Value-at-Risk	177	114	[2]	79	55	44

1 Refer to the table "Net valuation adjustments". 2 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Operating environment
The operating environment in 2008 was extremely difficult due to the continued dislocation in the credit and financial markets that began in the third quarter of 2007. The problems in these markets spread throughout the financial services industry, causing unprecedented events and a dramatic shift in the investment banking business model. The second half of the year was especially turbulent, following historic and unprecedented events in the third quarter of 2008 that had severe repercussions for the global financial system and markets.

In the third quarter, the financial services sector witnessed extraordinary changes to the competitive landscape due to consolidation and government intervention. The temporary restrictions on short selling of financial institution stocks exacerbated fluctuation in those stock prices as liquidity deteriorated, further disrupting the orderly functioning of the equity markets and severely impacting the convertible bond market.

In the fourth quarter, the market disruption that marked the third quarter intensified. Data released in the quarter showed that several major economies entered a recession in the third quarter, while the National Bureau of Economic Research stated that the US economy had been in a recession since December 2007. As fear over the state of the economy outweighed inflation concerns in the second half of 2008, central banks around the world lowered interest rates, with many of them, including the Fed, the ECB and the BoE, announcing multiple rate cuts. Throughout the fourth quarter, equity markets were extremely volatile as indicated by the VIX, which reached a new high in November. In addition to the volatility, there was substantial basis risk from the divergence between the cash and synthetic markets. Credit spreads widened dramatically, reaching record highs in all sectors in the fourth quarter.

Equity markets, which had already weakened substantially through the first half of the year, dropped even further in the second half of 2008. In 2008, the DOW and S&P 500 declined 34% and 39%, respectively, while in the second half of the year, the DOW and the S&P 500 declined 23% and 29%, respectively. In the US, equity trading volumes increased 44%, while fixed income trading volume decreased 2%, from 2007.

Lower equity valuations and general market uncertainty severely impacted debt and equity origination volumes. Global debt and equity underwriting volumes registered annual declines of 37% and 33%, respectively, and were down 53% and 37%, respectively, compared to the first half of the year. Further, 2008 had the lowest number of IPOs globally since Dealogic began tracking the statistics in 1995. The US dollar volume of announced mergers and acquisitions declined 30% from 2007.

Results summary
For 2008, the loss before taxes was CHF 13,850 million compared to income before taxes of CHF 3,649 million for 2007. Negative net revenues were CHF 1,835 million, compared to revenues of CHF 18,958 million for 2007. We had significantly lower revenues in most areas of Investment Banking, reflecting the widespread market disruption, which persisted throughout the year and intensified in the second half.

Results in 2008 were negatively impacted by the dislocation in the structured products and credit markets, which led to significantly lower fixed income trading results compared to 2007. In addition, extreme volatility and the restrictions on short selling in the second half of the year adversely affected many of our other fixed income and equity trading businesses.

Fixed income trading losses in 2008 primarily reflected net valuation reductions in our leveraged finance and structured products businesses and losses in structured derivatives, leveraged finance trading and emerging markets trading. We also had significantly higher valuation reductions in our corporate loan business. The corporate loan business included a significant positive impact from a change in estimate of the value of loans that emphasizes index-derived recovery rate and default assumptions over indicative consensus prices, as the illiquidity of these positions made indicative consensus prices less relevant. We had significantly higher revenues in flow-based rate and US and European high grade products and solid results in life finance. Fixed income also benefited from fair value gains of CHF 4,188 million due to widening credit spreads on Credit Suisse debt.

Equity trading revenues declined substantially, primarily due to significant losses in convertibles, equity derivatives and long/short and event and risk arbitrage equity trading strategies compared to significant revenues in 2007. These results were partially offset by good performances in cash equities and prime services. Equity trading benefited from fair value gains of CHF 466 million due to widening credit spreads on Credit Suisse debt.

Our underwriting and advisory businesses had lower revenues compared to 2007, reflecting a decline in overall market activity and lower revenues from the private fund group.
Total operating expenses decreased CHF 3,674 million, primarily reflecting a 30% decline in compensation and benefits and a 14% decline in other operating expenses. Provision for credit losses increased due to provisions against loans made to various borrowers in Asia, as well as higher provisions related to a guarantee provided in a prior year to a third-party bank.

The weakening of the average rate of the US dollar against the Swiss franc from 2007 favorably impacted expenses and losses. For information on foreign currency translation rates, refer to X – Investor information.

For 2007, income before taxes was CHF 3,649 million, down CHF 2,302 million, or 39%, compared to 2006. Net revenues were CHF 18,958 million, down CHF 1,511 million, or 7%, compared to 2006. We achieved higher revenues in equity trading, advisory and other fees and equity underwriting, but had significantly lower revenues in fixed income trading and debt underwriting, reflecting the severe market dislocations in the second half of 2007. Total operating expenses increased 3%, primarily reflecting credits from insurance settlements for litigation and related costs of CHF 508 million recorded in 2006. The weakening of the average rate of the US dollar against the Swiss franc adversely affected revenues and favorably impacted expenses.

Results in 2007 were negatively impacted by the dislocation in the structured products and credit markets in the second half of the year, which led to significantly lower fixed income trading results compared to 2006, partly offset by strong performances in emerging markets trading and interest rate products in the US and Europe. Our debt underwriting revenues were also negatively impacted by the adverse market conditions in the structured products and credit markets. Equity trading benefited from strong performances in the global cash, prime services, derivatives and proprietary trading businesses. Fixed income and equity trading also benefited from fair value gains of CHF 1,111 million due to widening credit spreads on Credit Suisse debt. Our advisory and other fees and equity underwriting businesses had higher revenues compared to 2006.

Impact on results of the events in the mortgage and credit markets
In 2008, the continuing dislocation in the structured products and credit markets led to significantly lower revenues in our leveraged finance and structured products businesses, consisting of CMBS, RMBS and subprime CDO. Our leveraged finance and structured products businesses had net valuation reductions of CHF 10,923 million in 2008. The risk exposures for the leveraged finance and structured products business reflect a risk management rather than a financial reporting perspective.

Selected risk exposures

end of	2008		2007	% change

Origination-related positions (CHF billion) [1]

Unfunded commitments	0.3		24.8	(99)

Funded positions	0.6		10.0	(94)

Equity bridges	0.0		0.3	(100)

Leveraged finance	0.9	[2]	35.1	(97)

Commercial mortgages	8.8	[3]	25.9	(66)

Trading book-related positions (CHF billion) [4]

US subprime	1.9		6.2	(69)

US Alt-A	0.6		2.8	(79)

US prime	0.6		1.4	(57)

European/Asian	2.0		2.9	(31)

Residential mortgages and subprime CDO	5.1		13.3	(62)

1 Exposures shown gross. 2 Excludes an aggregate of CHF 1.8 billion of fair valued non-recourse term financing for executed transactions. Fair value gains and losses on this term financing are reflected in net valuation adjustments in leveraged finance. Refer to the table "Net valuation adjustments". Excludes impact of the PAF transaction of CHF 1.3 billion. 3 Excludes an aggregate of CHF 1.6 billion of term financing for executed transactions, of which CHF 0.3 billion is non-recourse, the sale of CHF 0.2 billion of loans on a trade-date basis and the impact of the PAF transaction of CHF 1.2 billion. 4 Exposures shown net.

Net valuation adjustments

in	2008	2007

Net valuation adjustments (CHF million)

Leveraged finance	(3,526)	(835)

of which reported in debt underwriting [1]	(200)	31

of which reported in fixed income trading [2]	(3,212)	(311)

of which reported in other [3]	(114)	(555)

CMBS (reported in fixed income trading) [4]	(3,320)	(554)

RMBS and subprime CDO	(4,077)	(1,798)

of which reported in debt underwriting [5]	39	(380)

of which reported in fixed income trading [6]	(4,116)	(1,418)

Total	(10,923)	(3,187)

1 Includes fee revenues/(losses). 2 Valuation gains/(reductions) (including fees, hedges, interest on funded positions, recoveries and executed transactions) on loan commitments. 3 Valuation gains/(reductions) (including fees, hedges, interest on funded positions, recoveries and executed transactions) on bridge loan commitments. 4 Valuation gains/(reductions) (including fees, hedges, interest on funded positions and executed transactions). 5 Valuation gains/(reductions) (including hedges) on subprime CDO origination assets. 6 Valuation gains/(reductions) (including fees, hedges and interest on funded positions) on RMBS and subprime CDO warehousing and synthetic assets.

Leveraged finance
The leveraged finance business, including origination and trading activities and net valuation adjustments, had losses of CHF 4,885 million in 2008, compared to revenues of CHF 1,022 million in 2007, as the market dislocation that began in the second half of 2007 intensified throughout 2008.

2008 revenues included net valuation reductions (including fees, hedges, interest on funded positions and recoveries) of CHF 3,526 million, reflecting continued adverse credit market conditions and the reversal of valuation reductions relating to an expired commitment to a single borrower. Our unfunded non-investment grade loan commitments (both leveraged loan and bridge) were CHF 0.3 billion (USD 0.3 billion) as of the end of 2008 versus CHF 24.8 billion (USD 22.0 billion) as of the end of 2007, including the expiration of a significant commitment to a single borrower. Our funded non-investment grade loans (both leveraged loan and bridge) were CHF 0.6 billion (USD 0.5 billion) as of the end of 2008 versus CHF 10.0 billion (USD 8.8 billion) as of the end of 2007. We have actively pursued reductions in our total exposures through sales and syndications and risk reduction through the PAF compensation plan. Our gross valuation reductions (net of fees and terminations) were CHF 1,590 million.

Structured products
Our structured products businesses had losses of CHF 6,879 million in 2008 compared to losses of CHF 823 million in 2007.
Our CMBS business had net valuation reductions (including fees, hedges, interest on funded positions and executed transactions) of CHF 3,320 million in 2008, reflecting continued lack of liquidity and downward pressure on valuations. Our gross valuation reductions (net of fees) were CHF 4,434 million. Our CMBS origination gross exposure was CHF 8.8 billion (USD 8.3 billion) as of the end of 2008 versus CHF 25.9 billion (USD 22.9 billion) as of the end of 2007. We have actively pursued reductions in our exposure through sales of loans and securities and risk reductions through the PAF compensation plan. The loans are secured by real estate and are to a diverse range of borrowers in Europe, the US and Asia, with a large majority of loans performing despite property credit fundamentals becoming more stressed.

Our combined RMBS and subprime CDO origination warehousing and synthetic business had net valuation reductions (including fees, hedges and interest on funded positions) of CHF 4,077 million in 2008. Combined RMBS and subprime CDO exposures were CHF 5.1 billion (USD 4.8 billion) as of the end of 2008 versus CHF 13.3 billion (USD 11.8 billion) as of the end of 2007. The RMBS and CDO businesses are managed as a trading book on a net basis, and the related gross long and short positions are monitored as part of our risk management activities and price testing procedures.

League table positions

in / end of	2008	2007	2006

League table rank / market share (% - rounded) [1]

Global fee pool [2]	7 / 5%	7 / 5%	4 / 6%

High-yield [3]	3 / 11%	2 / 11%	3 / 12%

Investment-grade [3]	12 / 4%	13 / 3%	13 / 3%

Asset-backed [3]	8 / 3%	10 / 5%	8 / 5%

Mortgage-backed [3]	2 / 11%	4 / 7%	5 / 7%

Total debt underwriting [3]	7 / 4%	11 / 4%	8 / 5%

IPO [2]	8 / 5%	3 / 8%	4 / 7%

Follow-on 2	7 / 6%	7 / 6%	7 / 6%

Convertible [2]	10 / 4%	9 / 5%	11 / 4%

Total equity underwriting [2]	7 / 5%	7 / 6%	7 / 6%

Announced mergers and acquisitions [3]	7 / 17%	6 / 20%	6 / 19%

Completed mergers and acquisitions [3]	7 / 19%	8 / 18%	8 / 15%

1 Volume-based, except global fee pool 2 Dealogic 3 Thomson Financial

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 30% or greater. The 2008 pre-tax income margin was not meaningful given our losses, reflecting the extremely challenging operating environment. The pre-tax income margin was 19.2% in 2007. Going forward, we will target over market cycles a pre-tax income margin of 25% or greater.

Compensation/revenue ratio
The 2008 compensation/revenue ratio was not meaningful given our losses compared to 53.8% in 2007. Compensation and benefits for a given year are determined by the strength and breadth of the business results, staffing levels and the impact of share-based compensation programs.

Value-at-Risk
The 2008 average one-day, 99% VaR was CHF 177 million compared to CHF 114 million in 2007. For further information on VaR for Credit Suisse, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Pre-tax return on average utilized economic capital
The 2008 pre-tax return on average utilized economic capital was negative 79.8% compared to 19.2% in 2007.
Results detail
The following provides a comparison of our 2008 results versus 2007 and 2007 results versus 2006.
Net revenues
Debt underwriting
2008 vs 2007: Down 77% from CHF 1,864 million to CHF 429 million
The decrease was primarily due to the significantly weaker performance in the leveraged finance business resulting from lower levels of high-yield and leveraged lending issuance activity and higher valuation reductions in leveraged finance, offset in part by improved performance in the structured products business compared to valuation reductions in 2007. Despite a significant decline in the demand for most fixed income securities due to continued weakness in the credit markets, revenues from high grade and emerging markets were stable.

2007 vs 2006: Down 16% from CHF 2,206 million to CHF 1,864 million
The decrease was primarily due to weaker performance in the structured products businesses, which were negatively impacted by valuation reductions on our CDO assets. The dislocation in the credit markets resulted in lower levels of high-yield and leveraged-lending issuance activity in 2007, but leveraged finance underwriting revenues increased slightly due to the strong performance in the first half of 2007.

Equity underwriting
2008 vs 2007: Down 44% from CHF 1,444 million to CHF 813 million
The decrease was primarily due to a 33% decline in industry-wide equity issuance volumes, compared to record industry-wide equity issuance volumes in 2007, and a decline in market share. 2008 had the lowest number of IPOs globally since Dealogic began tracking the statistics in 1995.

2007 vs 2006: Up 14% from CHF 1,270 million to CHF 1,444 million
The increase was primarily due to record industry-wide equity issuance volumes, resulting from higher activity in IPOs, convertible issuances and follow-on offerings, and improved market share.
Advisory and other fees
2008 vs 2007: Down 34% from CHF 2,253 million to CHF 1,482 million
The decrease was primarily due to a decline in industry-wide mergers and acquisitions activity and a decline in revenues from the private fund group, which raises capital for hedge funds, private equity funds and real estate funds.

2007 vs 2006: Up 19% from CHF 1,900 million to CHF 2,253 million
Record revenues reflected a significant increase in industry-wide mergers and acquisitions activity and increased market share. Revenues from the private fund group were solid but lower than the prior year, reflecting the decline in financial sponsor activity in the second half of 2007.

Fixed income trading
2008 vs 2007: Down from CHF 6,084 million to CHF (5,256) million
The decrease was primarily due to higher net valuation reductions of CHF 10,648 million in our combined structured products and leveraged finance businesses compared to valuation reductions of CHF 2,283 million in 2007. Results also reflected losses in certain businesses, compared to significant revenues in 2007, reflecting the significantly more adverse conditions in the second half of 2008. We had losses in our emerging markets businesses compared to significant revenues in 2007, resulting from price declines in several markets reflecting widening credit spreads in the second half of 2008. We had significant losses in structured derivatives compared to good revenues in 2007, primarily reflecting losses associated with structured foreign exchange derivatives in Asia in the fourth quarter and losses resulting from the sharp shift in the Euro yield curve in June. In the fourth quarter, we had leveraged finance trading losses of CHF 451 million relating to businesses we are exiting, specifically European trading and several discontinued trading strategies in the US, and losses of CHF 362 million driven by the US loan trading business, which experienced unprecedented price declines. In addition, we had losses in our fixed income proprietary trading business compared to strong revenues in 2007. We had higher valuation reductions in our corporate loan business, reflecting valuation reductions of CHF 3.2 billion offset in part by a CHF 1.8 billion positive impact from the change in estimate of the value of the loans. We had net valuation reductions on our investments in the preferred shares and hybrid capital securities of certain financial institutions and in our non-subprime CDO business, primarily reflecting a decline in market values for collateralized loan obligation securities. We also had higher losses in our commodities business in the power and energy sector. These results were partially offset by fair value gains of CHF 4,188 million on Credit Suisse debt, significantly higher revenues in flow-based rates and US and European high grade products, positive revenues in RMBS compared to negative results in 2007 and higher revenues in our life finance business.

2007 vs 2006: Down 37% from CHF 9,598 million to CHF 6,084 million
The decrease was driven by weaker results, including valuation reductions in both the structured products and leveraged finance businesses. The structured products results reflected valuation reductions on our residential and commercial loan assets and CDO warehousing and synthetic CDO assets, stemming from price declines, decreased liquidity in the market and limited trading activity. The leveraged finance losses reflected fair value reductions on our loan commitments. The commodities business recorded lower revenues due to poor trading performance in the power and gas sectors. These results were partly offset by solid performances in emerging markets trading and interest rate products in the US and Europe. In addition, fixed income trading benefited from fair value gains of CHF 1,000 million on Credit Suisse debt.

Equity trading
2008 vs 2007: Down 79% from CHF 7,751 million to CHF 1,614 million
The decrease was primarily driven by losses in the second half of 2008 in certain businesses that had significant revenues in 2007. Losses in the second half of 2008 included CHF 1,725 million in the convertibles business, driven by the restrictions on short selling of financial institutions, which severely impacted the convertible bond market, and CHF 1,120 million in long/short event and risk arbitrage trading strategies. The decline was also driven by losses of CHF 1,815 million in the fourth quarter in equity derivatives stemming from losses in the structured derivatives businesses, most of which we are reducing, and corporate and flow derivatives, resulting from highly volatile market conditions and counterparty-related defaults. In addition, our non-US cash equities businesses had lower revenues compared to a very strong 2007. These results were partially offset by a significantly stronger performance in prime services, due to growth in client mandates, and in our US cash equities business which benefited from higher revenues in our AES® business. Equity trading results also included fair value gains of CHF 466 million on Credit Suisse debt.

2007 vs 2006: Up 32% from CHF 5,881 million to CHF 7,751 million
Record revenues reflected strong performances in our cash, prime services and equity derivatives businesses. The global cash business benefited from increased deal activity, higher trading volumes and a strong performance by AES®. Prime services had a strong year, with growth in client balances as well as new client mandates. Equity derivatives had solid performances in all regions. The results were partially offset by lower revenues in our equity proprietary trading and convertibles businesses. In addition, equity trading benefited from fair value gains of CHF 111 million on Credit Suisse debt.

Other
2008 vs 2007: Down 109% from CHF (438) million to CHF (917) million
The decrease was due to losses from private equity-related investments not managed as part of Asset Management, compared to significant gains in 2007, and the impact of economic hedging of voluntary deferred compensation, partially offset by lower valuation reductions on our bridge commitments.

2007 vs 2006: Down 13% from CHF (386) million to CHF (438) million
The decrease was due to valuation reductions on our bridge commitments, partly offset by higher gains from private equity-related investments not managed as part of Asset Management.
Provision for credit losses
2008 vs 2007: Up 127% from CHF 300 million to CHF 680 million
The increase was driven by provisions against loans made to various borrowers in Asia, with the majority of the increase related to a single borrower, as well as higher provisions relating to a guarantee provided in a prior year to a third-party bank. A portion of these provisions was offset by gains on credit defaults swaps recorded in trading revenues. In addition, we expect additional loss mitigation from insurance coverage.

2007 vs 2006: From CHF (38) million to CHF 300 million
The increase was primarily due to higher provisions relating to a guarantee provided in a prior year to a third-party bank.
Operating expenses
Compensation and benefits
2008 vs 2007: Down 30% from CHF 10,191 million to CHF 7,177 million
The decrease was primarily due to lower performance-related compensation costs resulting from lower revenues as well as the deferral of compensation under the CRA program and lower voluntary deferred compensation expense. We previously economically hedged voluntary deferred compensation with a derivative instrument, and the gains/losses on the underlying compensation liability were offset in compensation expenses by the losses/gains on the derivative. We now economically hedge with a cash instrument, and the gains/losses on the underlying compensation liability are recorded in compensation expenses and the losses/gains on the hedge are recorded in other revenues. The decrease also reflected a reduction in salary expense.

2007 vs 2006: Down 1% from CHF 10,261 million to CHF 10,191 million
The decrease included lower performance-related compensation costs resulting from lower revenues and higher deferred share-based compensation for 2007. This decrease was mostly offset by higher salaries and deferred compensation expense for prior-year share awards.

General and administrative expenses
2008 vs 2007: Down 18% from CHF 3,435 million to 2,817 million
The decrease primarily reflected a decline in expense provisions, as releases from our reserve for certain private litigation matters of CHF 812 million were partially offset by a charge of CHF 272 million related to the Parmalat settlement and higher litigation expense provisions. In addition, due to a slowdown in market activity, professional fees declined due to lower business and tax services fees and lower fees paid to recruiting firms. Other general and administrative expenses were stable, reflecting our continued focus on cost management.

2007 vs 2006: Up 12% from CHF 3,077 million to CHF 3,435 million
The increase reflected the 2006 credits from insurance settlements of CHF 508 million. Excluding these credits, general and administrative expenses declined CHF 150 million, or 4%, reflecting the progress made on cost management initiatives in 2007. Market conditions in the second half of 2007 and related delayed or cancelled transactions increased professional fees and travel and entertainment expenses, with lower recoveries from client-related travel.

Personnel
Headcount at the end of 2008 was 19,700, down 900 from 2007, reflecting a portion of the headcount reductions in conjunction with the acceleration of our strategic plan. We are targeting Investment Banking headcount of 17,500 by year-end 2009.

Asset Management
The financial and credit market dislocation intensified in 2008 and adversely impacted our results. We recorded a loss before taxes of CHF 1,127 million, including private equity and other investment-related losses of CHF 676 million and net losses on securities purchased from our money market funds of CHF 687 million.

Results

				in / end of			% change

	2008		2007	2006		08 / 07	07 / 06

Statements of operations (CHF million)

Net revenues	496		2,016	2,247		(75)	(10)

Provision for credit losses	0		1	1		(100)	0

Compensation and benefits	884	[1]	1,084	952	[1]	(18)	14

General and administrative expenses	580	[2]	526	731	[2]	10	(28)

Commission expenses	159		208	189		(24)	10

Total other operating expenses	739		734	920		1	(20)

Total operating expenses	1,623		1,818	1,872		(11)	(3)

Income/(loss) before taxes	(1,127)		197	374		–	(47)

Statement of operations metrics (%)

Compensation/revenue ratio	178.2		53.8	42.4		–	–

Non-compensation/revenue ratio	149.0		36.4	40.9		–	–

Cost/income ratio	327.2		90.2	83.3		–	–

Pre-tax income margin	(227.2)		9.8	16.6		–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,469		2,185	1,712		13	28

Pre-tax return on average utilized economic capital (%) [3]	(43.9)		11.5	28.3		–	–

Balance sheet statistics (CHF million)

Total assets	21,580		27,784	20,448		(22)	36

Goodwill	1,593		2,442	2,423		(35)	1

Number of employees (full-time equivalents)

Number of employees	3,000		3,600	3,400		(17)	6

1 Includes severance costs of CHF 47 million and CHF 53 million for 2008 and 2006, respectively, relating to realignments. 2 Includes an impairment charge on acquired intangible assets of CHF 41 million and CHF 140 million for 2008 and 2006, respectively, and CHF 32 million of professional fees relating to the realignment for 2006. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

			in / end of		% change

	2008	2007	2006	08 / 07	07 / 06

Net revenue detail (CHF million)

Private equity	306	275	180	11	53

Real estate	242	248	183	(2)	36

Credit strategies	109	137	90	(20)	52

Hedge fund strategies	196	352	342	(44)	3

Other [1]	215	114	48	89	138

Alternative investment strategies	1,068	1,126	843	(5)	34

Multi-asset class solutions	574	680	560	(16)	21

Equities	43	62	32	(31)	94

Fixed income	97	165	123	(41)	34

Other [2]	77	222	187	(65)	19

Traditional investment strategies	791	1,129	902	(30)	25

Securities purchased from our money market funds	(687)	(920)	0	(25)	–

Net revenues before private equity and other investment-related gains/(losses)	1,172	1,335	1,745	(12)	(23)

Private equity and other investment-related gains/(losses)	(676)	681	502	–	36

Net revenues	496	2,016	2,247	(75)	(10)

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains/(losses)	23	21	32	–	–

Gross margin on private equity and other investment-related gains/(losses)	(13)	11	9	–	–

Gross margin	10	32	41	–	–

Net margin (pre-tax)	(22)	3	7	–	–

1 Includes Hedging-Griffo. 2 Includes institutional pension advisory business and Credit Suisse (Brazil).

Operating environment
The operating environment for asset management was significantly affected by the exceptionally poor market conditions that began in the third quarter of 2007 and worsened in 2008. 2008 was an extraordinarily difficult year in financial markets, and the fourth quarter had unprecedented levels of volatility and significant declines in equity markets globally. The asset management industry was strained in 2008, with pressure on assets under management, profitability and margins due to poor market performance, net asset outflows and shifts from higher margin products into less complex, low-margin products.

The private equity industry experienced significant valuation reductions, with a majority of private equity listed funds trading at significant discounts to net asset value. The higher cost and reduced availability of credit adversely affected private equity activity. Real estate valuations came under pressure in several countries, including most notably where over-leveraged markets were deflating. Given the increase in correlations between asset classes, the demand for multi-asset class products fell, and poor performance discouraged client flows into absolute return funds. Liquidity in credit markets deteriorated throughout the year, while credit spreads increased dramatically, adversely impacting the private equity and hedge fund industry. The hedge fund industry was further hit by client redemptions and poor performance. After a strong performance in 2007 and the first half of 2008, commodity prices fell sharply, and commodity funds and commodity-linked equity funds saw major client outflows.

The major capital flow into government bonds led to global fixed income being the top performing asset class in 2008. Towards the end of 2008, client positions in cash, cash equivalents and government bonds were at a record high level.

In equities, symmetry across sectors and geographies rose sharply during the second half of 2008, with most developed markets down more than 40% for the year. Capital flows to US and Japanese bonds led to underperformance in emerging equity markets, with Russia and China among the worst.

Strategic collaboration with Aberdeen Asset Management
We continued to implement our strategy to focus on high-margin, scalable businesses and to reduce our cost base. As part of this strategy, we announced in December the sale of the majority of our global investors business in Europe (excluding Switzerland), the US and Asia Pacific in a strategic collaboration with Aberdeen, one of the UK’s leading institutional asset managers, for up to a maximum of 24.9% of the share capital of Aberdeen. The transaction is subject to regulatory approvals in various jurisdictions, and is expected to close in the second quarter of 2009. The business to be sold comprised assets under management of CHF 67.9 billion as of the end of 2008 (CHF 74.9 billion as of November 30, 2008), as well as 400 employees who will transfer to Aberdeen during the course of the year.

The global investors business to be sold to Aberdeen, including the costs associated with the transaction and a charge on the allocated goodwill, has been presented as discontinued operations and therefore has not been included in the Asset Management results. Prior periods have been restated to conform to the current presentation.

Results summary
In 2008, the loss before taxes was CHF 1,127 million, down CHF 1,324 million, compared to income before taxes of CHF 197 million in 2007. Losses from private equity and other investments were CHF 676 million compared to gains of CHF 681 million in 2007. The vast majority of these were unrealized losses concentrated in middle-market private equity investments related to the real estate, distressed debt, financial services, commodity and energy sectors. Losses on securities purchased from our money market funds were CHF 687 million, compared to losses of CHF 920 million in 2007. We continued to manage down our exposure to securities purchased from our money market funds, with exposure of CHF 567 million as of the end of 2008, compared to CHF 3,921 million as of the end of 2007.

Net revenues were CHF 496 million, down CHF 1,520 million, or 75%, compared to 2007. Net revenues of CHF 1,859 million before securities purchased from our money market funds and private equity and other investment-related gains/(losses) were down CHF 396 million, or 18%, compared to 2007, mainly due to significantly lower asset management fees driven by the 18.3% decline in average assets under management (refer to the table “Results before securities purchased from our money market funds”). Revenues from alternative investment strategies declined 5%, as stable asset management fees were offset by losses associated with hedge fund strategies and an impairment on our investment in Ospraie. Revenues from traditional investment strategies declined 30%, compared to 2007, primarily reflecting the significant decline in average assets under management, lower performance fees and an impairment charge on a Korean joint venture.

Total operating expenses were CHF 1,623 million, down CHF 195 million, or 11%, compared to 2007, primarily reflecting significantly lower performance-related compensation and lower professional fees, partly offset by impairment charges on acquired intangible assets.

Assets under management were CHF 411.5 billion as of the end of 2008, down CHF 187.9 billion, or 31.3%, compared to 2007, primarily reflecting negative market performance, net asset outflows and adverse foreign exchange-related movements. Net asset outflows in 2008 of CHF 63.3 billion included outflows of CHF 74.8 million in traditional investment strategies, partly offset by net inflows of CHF 11.5 billion in alternative investment strategies. Net asset outflows included CHF 26.6 billion in institutional pension advisory, CHF 17.1 billion in multi-asset class solutions, CHF 14.8 billion in fixed income and CHF 13.5 billion in money market assets.

In 2007, income before taxes was CHF 197 million, down 47%, compared to 2006, reflecting valuation reductions of CHF 920 million from securities purchased from our money market funds, mostly offset by increased revenues from alternative investments and multi-asset class solutions and higher private equity and other investment-related gains. Our results were also positively impacted by the acquisition of Hedging-Griffo. Before the valuation reductions, income before taxes was CHF 1,117 million (refer to the table “Results before securities purchased from our money market funds”). Total operating expenses were CHF 1,818 million, a decrease of 3%, compared to 2006. Assets under management were CHF 599.4 billion as of the end of 2007, up from CHF 587.5 billion as of the end of 2006, primarily reflecting CHF 16.6 billion assets under management from Hedging-Griffo and positive market movements of CHF 11.4 billion.

Securities purchased from our money market funds
In the second half of 2007, we repositioned our money market funds by purchasing securities of CHF 9,286 million from these funds with the intent to eliminate SIV, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. We had no legal obligation to purchase these securities. We lifted out CHF 269 million of corporate securities and CHF 108 million of ABS from our money market funds in 2008. As of the end of 2008, the fair value of our balance sheet exposure from these purchased securities was CHF 567 million, down CHF 3,354 million, or 86%, from 2007. Of the CHF 567 million balance sheet exposure, CHF 5 million was US subprime, compared to CHF 419 million as of the end of 2007, and CHF 356 million were securities issued by SIVs, of which the largest position was CHF 319 million. Net losses on securities purchased from our money market funds were CHF 687 million in 2008, compared to CHF 920 million in 2007.

In the third quarter of 2008, one of the money market funds advised by us was under redemption pressure due to the deteriorating money and credit markets. In order to provide liquidity, we invested USD 2.2 billion (CHF 2.5 billion) in units issued by the fund. With redemptions totaling USD 0.7 billion (CHF 0.7 billion) in the fourth quarter, we decreased our investment in this money market fund to USD 1.5 billion (CHF 1.6 billion) as of the end of 2008. This fund is an SEC-registered Rule 2a-7 fund invested in commercial paper and other short-term securities rated at least A1/P1.

At the end of 2008, in line with our strategy to focus on higher margin, scalable businesses, we decided to close these money market funds. Accordingly, these funds were consolidated as of December 31, 2008.

Results before securities purchased from our money market funds

			in / end of		% change

	2008	2007	2006	08 / 07	07 / 06

Statements of operations (CHF million)

Net revenues before private equity and other investment-related gains/(losses)	1,859	2,255	1,745	(18)	29

Private equity and other investment-related gains/(losses)	(676)	681	502	–	36

Net revenues	1,183	2,936	2,247	(60)	31

Provision for credit losses	0	1	1	(100)	0

Compensation and benefits	884	1,084	952	(18)	14

Total other operating expenses	739	734	920	1	(20)

Total operating expenses	1,623	1,818	1,872	(11)	(3)

Income/(loss) before taxes	(440)	1,117	374	–	199

Statement of operations metrics (%)

Compensation/revenue ratio	74.7	36.9	42.4	–	–

Non-compensation/revenue ratio	62.5	25.0	40.9	–	–

Cost/income ratio	137.2	61.9	83.3	–	–

Pre-tax income margin	(37.2)	38.0	16.6	–	–

Gross and net margin on assets under management (bp)

Gross margin before private equity and other investment-related gains/(losses)	36	36	32	–	–

Gross margin on private equity and other investment-related gains/(losses)	(13)	11	9	–	–

Gross margin	23	47	41	–	–

Net margin (pre-tax)	(9)	18	7	–	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.

Gains/(losses) on securities purchased from our money market funds

in / end of	2008		2007	% change

Gains/(losses) (CHF million)

Realized gains/(losses)	(36)		(113)	(68)

Unrealized gains/(losses)	(792)		(807)	(2)

Net gains/(losses) [1]	(828)		(920)	(10)

Other	141	[2]	0	–

Securities purchased from our money market funds	(687)		(920)	(25)

1 Includes net interest income. 2 Includes hedging gains of CHF 189 million and losses of CHF 48 million relating to cash infusions and costs associated with the closing of our money market funds.

Movements of securities purchased from our money market funds

	Fair value end of 2007	Purchased	Net gains/ (losses)	Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 2008

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	2,481	–	(598)	(25)	(1,373)	(129)	356

Asset-backed securities vehicles	1,026	108	(118)	(842)	(117)	(56)	1

Corporates	414	269	(112)	(114)	(242)	(5)	210

Total	3,921	377	(828)	(981)	(1,732)	(190)	567

	Purchased in 2007	Net gains/ (losses)	Sold	Matured/ restruc- tured		Fair value end of 2007

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	5,290	(461)	(104)	(2,244)		2,481

Asset-backed securities vehicles	1,031	(325)	(584)	904	[1]	1,026

Corporates	2,965	(134)	(213)	(2,204)		414

Total	9,286	(920)	(901)	(3,544)		3,921

1 Includes securities of CHF 1,001 million, at amortized cost, received in lieu of payment from a restructured asset-backed vehicle. The fair value of these securities as of the end of 2007 was CHF 576 million.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. The pre-tax margin was (227.2)% in 2008 compared to 9.8% in 2007. The pre-tax margin before securities purchased from our money market funds and private equity and other investment-related gains/(losses) was (37.2)% in 2008 compared to 38.0% in 2007. Going forward, our target over market cycles will be a pre-tax income margin above 40%.

Net new asset growth rate
In 2008, the growth rate was (10.6)%, compared to (0.6)% in 2007.
Gross margin
The gross margin on assets under management was 10 basis points in 2008, compared to 32 basis points in 2007. The gross margin on assets under management before securities purchased from our money market funds and private equity and other investment-related gains/(losses) was 36 basis points in both 2008 and 2007.

Assets under management – Asset Management

				in / end of		% change

	2008	2007		2006	08 / 07	07 / 06

Assets under management (CHF billion)

Private equity	37.2	32.5		26.1	14.5	24.5

Real estate	34.4	37.4		30.0	(8.0)	24.7

Credit strategies	11.4	26.7		18.3	(57.3)	45.9

Hedge fund strategies	54.3	63.3		55.9	(14.2)	13.2

Other [1]	9.0	19.6		7.0	(54.1)	180.0

Alternative investment strategies	146.3	179.5		137.3	(18.5)	30.7

Multi-asset class solutions	126.7	184.9		171.1	(31.5)	8.1

Equities	5.2	11.0		21.3	(52.7)	(48.4)

Fixed income	63.7	117.4		154.5	(45.7)	(24.0)

Other [2]	69.6	106.6		103.3	(34.7)	3.2

Traditional investment strategies	265.2	419.9		450.2	(36.8)	(6.7)

Assets under management	411.5	599.4		587.5	(31.3)	2.0

of which discretionary assets	351.1	501.4		491.3	(30.0)	2.1

of which advisory assets	60.4	98.0		96.2	(38.4)	1.9

Assets under management by currency (CHF billion)

USD	105.9	161.2		174.8	(34.3)	(7.8)

EUR	56.5	74.9		75.9	(24.6)	(1.3)

CHF	224.6	297.9		290.9	(24.6)	2.4

Other	24.5	65.4		45.9	(62.5)	42.5

Assets under management	411.5	599.4		587.5	(31.3)	2.0

Growth in assets under management (CHF billion)

Net new assets	(63.3)	(3.6)		43.8	–	–

Market movements	(78.6)	11.4		25.4	–	–

Currency	(23.5)	(10.3)		(7.5)	–	–

Other	(22.5)	14.4	[3,4]	6.3	–	–

Total other effects	(124.6)	15.5		24.2	–	–

Growth in assets under management	(187.9)	11.9		68.0	–	–

Growth in assets under management (%)

Net new assets	(10.6)	(0.6)		8.4	–	–

Total other effects	(20.8)	2.6		4.7	–	–

Growth in assets under management	(31.4)	2.0		13.1	–	–

Private equity and other investments (CHF billion)

Private equity and other investments	4.0	3.3		2.5	21.2	32.0

Excludes assets under management relating to the agreement to sell part of our global investors business. Prior periods have been restated to conform to the current presentation.
1 Includes Hedging-Griffo. 2 Includes institutional pension advisory business and Credit Suisse (Brazil). 3 Includes CHF 16.6 billion of assets under management relating to the acquisition of Hedging-Griffo. 4 Includes outflows from the sale of the insurance business.

Results detail
The following provides a comparison of our 2008 results versus 2007 and 2007 versus 2006.
Net revenues
Net revenues before private equity and other investment-related gains/(losses) include asset management fees, performance-based fees, fees from fund administration services provided to clients, revenues from joint ventures and strategic collaborations and realized and unrealized gains and losses on securities purchased from our money market funds. Private equity and other investment-related gains/(losses) include realized and unrealized gains and losses on investments and performance-related carried interest.

Alternative investment strategies
2008 vs 2007: Down 5% from CHF 1,126 million to CHF 1,068 million
The decrease was mainly due to losses associated with proprietary hedge fund positions, including seed capital investments, and losses of CHF 49 million from our investment in the Ospraie management company, which was adversely impacted by the closing of one of its major funds. Revenues also reflected lower fees from our hedge fund strategies, due to the decline in assets under management, and from credit strategies, mainly from our leveraged investment group. This was partially offset by lower allocated costs and increased management fees from Hedging-Griffo, which we acquired in the fourth quarter of 2007. Commissions and fees from private equity were stable, reflecting successful fundraising activities.

2007 vs 2006: Up 34% from CHF 843 million to CHF 1,126 million
The increase was primarily from private equity, real estate and credit strategies. Real estate strategies revenues reflected increased management fees on our real estate investment portfolios in Switzerland. Credit strategies reflected higher revenues from our leveraged investment group. Private equity revenues increased, with higher commissions and fees, reflecting the strength of our private equity franchise, and lower allocated costs. Hedge fund strategies increased slightly, with higher revenues in quantitative and single-manager strategies, partially offset by lower revenues from multi-manager strategies. Other revenues increased due to year end performance-based fees of CHF 70 million from Hedging-Griffo.

Traditional investment strategies
2008 vs 2007: Down 30% from CHF 1,129 million to CHF 791 million
The decrease was mainly due to lower fees as a result of lower average assets under management across most products, lower fees from our Luxembourg-based funds, reflecting weak performance, and an impairment charge on a Korean joint venture.

2007 vs 2006: Up 25% from CHF 902 million to CHF 1,129 million
The increase was mainly from multi-asset class solutions due to higher assets under management and performance-based and administrative fees. The increase in fixed income and money market revenues was due to higher average assets under management in the first half of 2007, primarily reflecting strong asset inflows into our money market funds. Other revenues increased primarily from emerging markets.

Private equity and other investment-related gains/(losses)
2008 vs 2007: Down from CHF 681 million to CHF (676) million
The decrease was primarily due to the adverse effects of the credit crisis on valuations and exit strategies, including unrealized losses on real estate, energy, distressed debt, commodity and emerging markets investments.

2007 vs 2006: Up 36% from CHF 502 million to CHF 681 million
The increase was primarily due to strong private equity and other investment-related gains in 2007, led by gains on Nycomed, Specialized Technology Resources and an IPO of E-House. Gains were also recognized on Advanstar Holdings Corp., CommVault Systems, Inc. and Laramie Energy, LLC.

Operating expenses
Compensation and benefits
2008 vs 2007: Down 18% from CHF 1,084 million to CHF 884 million
The decrease was primarily due to lower performance-related compensation reflecting the lower results and the deferral of compensation under the CRA program. Compensation for 2008 included CHF 47 million of severance costs relating to realignments.

2007 vs 2006: Up 14% from CHF 952 million to CHF 1,084 million
The increase was primarily due to higher performance-related compensation due to the higher revenues in the alternative investments business, higher salary and related benefits and increased deferred share-based compensation from prior-year share awards. Performance-related compensation reflected an increase in deferred share-based compensation for 2007. Compensation for 2006 included CHF 53 million of severance costs relating to our realignment.

General and administrative expenses
2008 vs 2007: Up 10% from CHF 526 million to CHF 580 million
The increase was mainly due to an impairment charge of CHF 41 million on acquired intangible assets and slightly higher general and administrative expenses across most categories, partly offset by lower professional fees.

2007 vs 2006: Down 28 % from CHF 731 million to CHF 526 million
The decrease was mainly due to a CHF 140 million impairment charge on acquired intangible assets and CHF 32 million of professional fees relating to our realignment and a CHF 22 million provision relating to a non-proprietary third-party hedge fund product, all in 2006.

Personnel
In 2008, headcount was down 600 compared to 2007, reflecting a portion of the overall headcount reduction in conjunction with the acceleration of our strategic plan and a reduction of 400 employees who will transfer to Aberdeen during the course of 2009. In 2008, we continued to hire investment talent and build product development and distribution capabilities in alternative investment strategies.

Corporate Center
In 2008 we recorded a loss from continuing operations before taxes of CHF 1,036 million primarily associated with costs from the accelerated implementation of our strategic plan.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

The following provides a comparison of our 2008 results versus 2007 and 2007 results versus 2006.
Income/(loss) from continuing operations before taxes
2008 vs 2007: From CHF (192) million to CHF (1,036) million
The increased loss primarily reflected costs of CHF 833 million associated with the accelerated implementation of our strategic plan. These costs included CHF 596 million of severance and other compensation expenses and CHF 120 million of IT-related impairments and write-offs. The decision to exit our non-integrated mortgage origination business in Investment Banking resulted in CHF 82 million of goodwill impairment. The increased loss also reflected the CHF 150 million cost for captive insurance settlements relating to ARS.

2007 vs 2006: From CHF (162) million to CHF (192) million
The slight decrease primarily reflected additional consolidation adjustments.
Results

			in		% change

	2008	2007	2006	08 / 07	07 / 06

Statements of operations (CHF million)

Net revenues	294	43	86	–	(50)

Provision for credit losses	0	(2)	(1)	100	100

Compensation and benefits	858	178	216	382	(18)

General and administrative expenses	423	136	84	211	62

Commission expenses	49	(77)	(51)	–	51

Total other operating expenses	472	59	33	–	79

Total operating expenses	1,330	237	249	461	(5)

Income/(loss) from continuing operations before taxes	(1,036)	(192)	(162)	440	19

Results summary

									Private Banking			Investment Banking			Asset Management					Corporate Center				Core Results	[1]			Credit Suisse

			Wealth Management			Corporate & Retail Banking

in / end of period	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008		2007		2006		2008	2007	2006		2008	2007	2006

Statements of operations (CHF million)

Net revenues	8,776	9,583	8,181	4,131	3,939	3,497	12,907	13,522	11,678	(1,835)	18,958	20,469	496	2,016	2,247	294		43		86		11,862	34,539	34,480		9,268	39,321	38,143

Provision for credit losses	120	3	(19)	13	(62)	(54)	133	(59)	(73)	680	300	(38)	0	1	1	0		(2)		(1)		813	240	(111)		813	240	(111)

Compensation and benefits	2,975	3,177	2,780	1,285	1,352	1,258	4,260	4,529	4,038	7,177	10,191	10,261	884	1,084	952	858		178		216		13,179	15,982	15,467		13,254	16,098	15,520

General and administrative expenses	2,969	1,770	1,571	950	900	811	3,919	2,670	2,382	2,817	3,435	3,077	580	526	731	423		136		84		7,739	6,767	6,274		7,809	6,833	6,324

Commission expenses	629	768	612	116	128	123	745	896	735	1,341	1,383	1,218	159	208	189	49		(77)		(51)		2,294	2,410	2,091		2,294	2,410	2,091

Total other operating expenses	3,598	2,538	2,183	1,066	1,028	934	4,664	3,566	3,117	4,158	4,818	4,295	739	734	920	472		59		33		10,033	9,177	8,365		10,103	9,243	8,415

Total operating expenses	6,573	5,715	4,963	2,351	2,380	2,192	8,924	8,095	7,155	11,335	15,009	14,556	1,623	1,818	1,872	1,330		237		249		23,212	25,159	23,832		23,357	25,341	23,935

Income/(loss) from continuing operations before taxes	2,083	3,865	3,237	1,767	1,621	1,359	3,850	5,486	4,596	(13,850)	3,649	5,951	(1,127)	197	374	(1,036)		(192)		(162)		(12,163)	9,140	10,759		(14,902)	13,740	14,319

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(4,596)	1,248	2,394		(4,596)	1,248	2,394

Minority interests	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		120	138	70		(2,619)	4,738	3,630

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(7,687)	7,754	8,295		(7,687)	7,754	8,295

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(531)	6	3,056		(531)	6	3,056

Extraordinary items	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		0	0	(24)		0	0	(24)

Net income/(loss)	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(8,218)	7,760	11,327		(8,218)	7,760	11,327

Statement of operations metrics (%)

Compensation/revenue ratio	33.9	33.2	34.0	31.1	34.3	36.0	33.0	33.5	34.6	–	53.8	50.1	178.2	53.8	42.4	–		–		–		111.1	46.3	44.9		143.0	40.9	40.7

Non-compensation/revenue ratio	41.0	26.5	26.7	25.8	26.1	26.7	36.1	26.4	26.7	–	25.4	21.0	149.0	36.4	40.9	–		–		–		84.6	26.6	24.3		109.0	23.5	22.1

Cost/income ratio	74.9	59.6	60.7	56.9	60.4	62.7	69.1	59.9	61.3	–	79.2	71.1	327.2	90.2	83.3	–		–		–		195.7	72.8	69.1		252.0	64.4	62.8

Pre-tax income margin	23.7	40.3	39.6	42.8	41.2	38.9	29.8	40.6	39.4	–	19.2	29.1	(227.2)	9.8	16.6	–		–		–		(102.5)	26.5	31.2		(160.8)	34.9	37.5

Effective tax rate	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		37.8	13.7	22.3		30.8	9.1	16.7

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(64.8)	22.4	24.1		(82.9)	19.7	21.7

Net income margin	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(69.3)	22.5	32.9		(88.7)	19.7	29.7

Utilized economic capital and return

Average utilized economic capital (CHF million)	2,097	1,755	1,876	3,570	3,462	3,849	5,667	5,217	5,725	17,197	20,125	19,037	2,469	2,185	1,712	735	[2]	899	[2]	1,574	[2]	26,037	28,398	27,791		26,037	28,398	27,791

Pre-tax return on average utilized economic capital (%) [3]	100.9	222.5	176.6	49.5	46.9	35.4	68.6	105.9	81.7	(79.8)	19.2	33.5	(43.9)	11.5	28.3	–		–		–		(45.9)	33.3	41.0		(56.5)	49.5	53.8

Post-tax return on average utilized economic capital from continuing operations (%) [3]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(28.9)	28.2	31.6		(28.9)	28.2	31.6

Post-tax return on average utilized economic capital (%) [3]	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–		–		–		(30.9)	28.2	42.5		(30.9)	28.2	42.5

Balance sheet statistics (CHF million)

Total assets	262,019	268,871	229,731	112,752	107,929	111,010	374,771	376,800	340,741	976,713	1,140,740	1,046,557	21,580	27,784	20,448	(217,147)		(201,947)		(167,794)		1,155,917	1,343,377	1,239,952		1,170,350	1,360,680	1,255,956

Net loans	71,481	76,265	69,156	103,399	99,241	94,514	174,880	175,506	163,670	60,837	64,892	44,285	–	–	–	80		136		172		235,797	240,534	208,127		235,797	240,534	208,127

Goodwill	584	794	610	181	181	181	765	975	791	6,972	7,465	7,809	1,593	2,442	2,423	–		–		–		9,330	10,882	11,023		9,330	10,882	11,023

Number of employees (full-time equivalents)

Number of employees	15,400	14,300	13,400	9,000	8,900	8,800	24,400	23,200	22,200	19,700	20,600	18,700	3,000	3,600	3,400	700		700		600		47,800	48,100	44,900		47,800	48,100	44,900

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of minority interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under management
As of December 31, 2008, assets under management from continuing operations were CHF 1,106.1 billion, down 24.4%, compared to December 31, 2007, reflecting primarily adverse market and foreign exchange-related movements and net asset outflows of CHF 63.3 billion in Asset Management. The outflows were largely offset by strong net new assets of CHF 50.9 billion in Private Banking.

Assets under management and client assets

			end of		% change

	2008	2007	2006	08 / 07	07 / 06

Assets under management (CHF billion)

Wealth Management	646.0	838.6	784.2	(23.0)	6.9

Corporate & Retail Banking	142.9	156.8	156.1	(8.9)	0.4

Private Banking	788.9	995.4	940.3	(20.7)	5.9

Asset Management	411.5	599.4	587.5	(31.3)	2.0

Assets managed on behalf of other segments	(94.3)	(132.0)	(125.1)	(28.6)	5.5

Assets under management from continuing operations	1,106.1	1,462.8	1,402.7	(24.4)	4.3

of which discretionary assets	416.1	586.9	573.8	(29.1)	2.3

of which advisory assets	690.0	875.9	828.9	(21.2)	5.7

Discontinued operations [1]	67.9	91.9	82.4	(26.1)	11.5

Assets under management	1,174.0	1,554.7	1,485.1	(24.5)	4.7

Client assets (CHF billion)

Wealth Management	720.3	928.8	848.0	(22.4)	9.5

Corporate & Retail Banking	199.6	230.6	221.7	(13.4)	4.0

Private Banking	919.9	1,159.4	1,069.7	(20.7)	8.4

Asset Management	425.1	629.8	594.0	(32.5)	6.0

Assets managed on behalf of other segments	(94.3)	(132.0)	(125.1)	(28.6)	5.5

Client assets from continuing operations	1,250.7	1,657.2	1,538.6	(24.5)	7.7

Discontinued operations [1]	67.9	91.9	82.4	(26.1)	11.5

Client assets	1,318.6	1,749.1	1,621.0	(24.6)	7.9

1 Includes assets under management relating to our agreement to sell part of our global investors business in Asset Management. Prior periods have been restated to conform to the current presentation.

Growth in assets under management

in	2008	2007	2006

Growth in assets under management (CHF billion)

Wealth Management	42.2	50.2	50.5

Corporate & Retail Banking	8.7	3.3	1.7

Private Banking	50.9	53.5	52.2

Asset Management	(63.3)	(3.6)	43.8

Assets managed on behalf of other segments	9.4	(6.7)	(7.6)

Net new assets	(3.0)	43.2	88.4

Wealth Management	(234.8)	4.2	40.4

Corporate & Retail Banking	(22.6)	(2.5)	10.1

Private Banking	(257.4)	1.7	50.5

Asset Management	(124.6)	15.5	24.2

Assets managed on behalf of other segments	28.3	(0.3)	(9.9)

Other effects	(353.7)	16.9	64.8

Wealth Management	(192.6)	54.4	90.9

Corporate & Retail Banking	(13.9)	0.8	11.8

Private Banking	(206.5)	55.2	102.7

Asset Management	(187.9)	11.9	68.0

Assets managed on behalf of other segments	37.7	(7.0)	(17.5)

Total growth in assets under management from continuing operations	(356.7)	60.1	153.2

Total growth in assets under management from discontinued operations [1]	(24.0)	9.5	12.5

Total growth in assets under management	(380.7)	69.6	165.7

Growth in assets under management (%) [2]

Wealth Management	5.0	6.4	7.3

Corporate & Retail Banking	5.5	2.1	1.2

Private Banking	5.1	5.7	6.2

Asset Management	(10.6)	(0.6)	8.4

Assets managed on behalf of other segments	(7.1)	5.4	7.1

Net new assets	(0.2)	3.1	7.1

Wealth Management	(28.0)	0.5	5.8

Corporate & Retail Banking	(14.4)	(1.6)	7.0

Private Banking	(25.9)	0.2	6.0

Asset Management	(20.8)	2.6	4.7

Assets managed on behalf of other segments	(21.4)	0.2	9.2

Other effects	(24.2)	1.2	5.2

Wealth Management	(23.0)	6.9	13.1

Corporate & Retail Banking	(8.9)	0.5	8.2

Private Banking	(20.8)	5.9	12.2

Asset Management	(31.4)	2.0	13.1

Assets managed on behalf of other segments	(28.5)	5.6	16.3

Total growth in assets under management	(24.4)	4.3	12.3

1 Includes assets under management relating to our agreement to sell part of our global investors business in Asset Management. Prior periods have been restated to conform to the current presentation. 2 Calculated based on continuing operations.

Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided, as well as in the segment in which the investment decisions take place. Any duplication of assets managed on behalf of other segments is eliminated at the Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of December 31, 2008, assets under management from continuing operations were CHF 1,106.1 billion, down CHF 356.7 billion, or 24.4%, compared to December 31, 2007, reflecting primarily adverse market and foreign exchange-related movements, net asset outflows of CHF 63.3 billion in Asset Management and the closure of certain US money market funds. The outflows were largely offset by strong net new assets of CHF 50.9 billion in Private Banking. Discontinued operations reflect CHF 67.9 billion of assets under management relating to the part of our global investors business in Asset Management to be sold to Aberdeen.

In Private Banking, assets under management were CHF 788.9 billion, down CHF 206.5 billion, or 20.7%, compared to the end of 2007. In Asset Management, assets under management were CHF 411.5 billion, down CHF 187.9 billion, or 31.3%, compared to the end of 2007. For further information, refer to II – Operating and financial review – Private Banking and – Asset Management.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 50.9 billion, down slightly compared to 2007. Asset Management recorded net asset outflows of CHF 63.3 billion, including CHF 26.6 billion of net asset outflows in institutional pension advisory, CHF 17.1 billion in multi-asset class solutions, CHF 14.8 billion in fixed income and CHF 13.5 billion in money market assets, partly offset by net new asset inflows of CHF 11.5 billion in alternative investment strategies.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Critical accounting estimates
In order to prepare the consolidated financial statements in accordance with US GAAP, management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied. For further information on significant accounting policies and new accounting pronouncements, refer to Note 1 – Summary of significant accounting policies and Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group. Note references are to the consolidated financial statements of the Group. For financial information related to the Bank, see the corresponding note in the consolidated financial statements of the Bank.

We believe that the critical accounting estimates discussed below involve the most complex judgments and assessments.
Fair value
A significant portion of our assets and liabilities are carried at fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.

In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high-grade bonds) and life finance instruments.

We have availed ourselves of the simplification in accounting offered under SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159), primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” For instruments for which there was an inability to achieve hedge accounting and we are economically hedged, we have elected the fair value option. Also, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management monitoring and reporting to our financial reporting.

Control processes are applied to ensure that the fair values of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis.

These control processes include the review and approval of new instruments, review of profit and loss at regular intervals, risk monitoring and review, price verification procedures and reviews of models used to estimate the fair value of financial instruments by senior management and personnel with relevant expertise who are independent of the trading and investment functions.

In connection with ongoing control processes, we identified mismarks and pricing errors in 2007 by a small number of traders in certain ABS positions in our CDO trading business in Investment Banking and, as a result, we concluded that a material weakness in internal controls over financial reporting existed as of the end of 2007. As of December 31, 2008, this material weakness no longer existed. For further information on this prior year material weakness and its remediation, refer to Controls and procedures in V – Consolidated financial statements – Credit Suisse Group.

In conjunction with the adoption of SFAS 159, on January 1, 2007, we early adopted SFAS No. 157, “Fair Value Measurements”.
For further information on fair value, refer to Note 2 – Recently issued accounting standards and Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.
Variable interest entities
As a normal part of our business, we engage in various transactions that include entities which are considered VIEs. A VIE is an entity that typically lacks sufficient equity to finance its activities without additional subordinated financial support or is structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FASB FIN No. 46, as revised by FIN No. 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, initially and if certain events occur that require us to reassess whether consolidation is required, can require the exercise of significant management judgment.

For further information on VIEs, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.
Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence or non-occurrence of future events.
Litigation contingencies
From time to time, we are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated in accordance with SFAS No. 5 “Accounting for contingencies” (SFAS 5). Charges, other than those taken periodically for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and experience in similar cases or proceedings as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

For further information on legal proceedings, refer to IX – Additional information – Legal proceedings and Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group.
Allowances and provisions for losses
As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit as well as counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty’s obligation. The allowances for loan losses are considered adequate to absorb credit losses existing at the dates of the consolidated balance sheets. These allowances are for probable credit losses inherent in existing exposures in accordance with SFAS 5 and credit exposures specifically identified as impaired.

For further information on allowances for loan losses, refer to Note 1 – Summary of significant accounting policies and Note 17 – Loans in V – Consolidated financial statements – Credit Suisse Group.
Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss in accordance with SFAS 5. The loan valuation allowance is established by analyzing historical and current default probabilities, historical recovery assumptions and internal risk ratings. The methodology for Investment Banking adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads.

Many factors are evaluated in estimating probable credit losses inherent in existing exposures. These factors include: the volatility of default probabilities; rating changes; the magnitude of the potential loss; internal risk ratings; geographic, industry and other economic factors; and imprecision in the methodologies and models used to estimate credit risk. Overall credit risk indicators are also considered, such as trends in internal risk-rated exposures, classified exposures, cash-basis loans, recent loss experience and forecasted write-offs, as well as industry and geographic concentrations and current developments within those segments or locations. Our current business strategy and credit process, including credit approvals and limits, underwriting criteria and workout procedures, are also important factors.

Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to our specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable credit losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.

Specific loan loss allowances
We make provisions for specific credit losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. This analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty’s overall financial condition, resources and payment record, the extent of our other commitments to the same counterparty and prospects for support from any financially responsible guarantors.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credits. Extensive judgment is required in order to properly evaluate the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of the assessment. Significant judgment is exercised in determining the amount of the provision. Whenever possible, independent, verifiable data or our own historical loss experience is used in models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loan policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet,– Risk Management.

Goodwill impairment
In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, goodwill is not amortized, but is reviewed for a potential impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In Private Banking, Wealth Management and Corporate & Retail Banking are considered to be reporting units, and Investment Banking is considered to be one reporting unit. In Asset Management, alternative investment strategies and traditional investment strategies are considered to be reporting units. If the estimated fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining the fair value of reporting units include, among other things: an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in our share price and those of competitors; estimates of our future earnings potential based on our three-year strategic business plan; and the level of interest rates.

Estimates of our future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s reporting units may result in a goodwill impairment charge in the future.

For further information on goodwill and related impairment testing, refer to Note 19 – Goodwill in V – Consolidated financial statements – Credit Suisse Group.
Taxes
Uncertainty of income tax positions
The Group has applied the guidance contained in FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48), to evaluate income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is required to determine the amount of benefit eligible for recognition in the consolidated financial statements.

For further information on FIN 48, refer to Note 2 – Recently issued accounting standards and Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond management’s control. Substantial variance of actual results from estimated future taxable profits, or changes in our estimate of future taxable profits, could lead to changes in deferred tax assets being realizable, or considered realizable, and would require a corresponding adjustment to the valuation allowance.

The Group has concluded that, with one exception noted below, no valuation allowance is needed against the deferred tax assets of its major operating entities. As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation has taken into account the Group’s commitment to the integrated banking model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group’s core businesses and the de-risking announced in December 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US and UK. The Group then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20 year carry forward period for net operating losses and UK tax law allows for an unlimited carry forward period for net operating losses. The Group has concluded, based on this analysis, that a partial valuation allowance against deferred tax assets is appropriate for one of its operating entities in the US.

As of December 31, 2008 and 2007, we had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2008 and 2007 included gross deferred tax assets of CHF 15.4 billion and CHF 7.7 billion, respectively, and gross deferred tax liabilities of CHF 2.7 billion and CHF 1.3 billion, respectively. The increase in net deferred tax assets from 2007 to 2008 was primarily due to the increase in deferred tax assets on net operating losses. Due to uncertainty concerning our ability to generate the necessary amount and mix of taxable income in future periods, we recorded a valuation allowance against deferred tax assets in the amount of CHF 3.0 billion and CHF 1.4 billion as of December 31, 2008 and 2007, respectively, which related primarily to deferred tax assets on net operating loss carry-forwards.

For further information on deferred tax assets, refer to Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.
Pension plans
The Group
The Group covers pension requirements, in both Swiss and non-Swiss locations, through various defined benefit pension plans and defined contribution pension plans.
Our funding policy with respect to the non-Swiss pension plans is consistent with local government and tax requirements. In certain non-Swiss locations, the amount of our contribution to defined contribution pension plans is linked to the return on equity of the respective segments and, as a result, the amount of our contribution may differ materially from year to year.

The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by us. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans and their assets. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

Following the implementation of SFAS No. 158, ‘‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)” (SFAS 158), the funded status of our defined benefit pension and other post-retirement defined benefit plans are recorded in the consolidated balance sheets. The actuarial gains and losses, prior service costs and net transition assets or obligations are recognized in equity as a component of AOCI. In 2008 the Group changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

The PBO of our total defined benefit pension plans as of December 31, 2008 included an amount related to our assumption for future salary increases of CHF 1,297 million, compared to CHF 1,296 million as of September 30, 2007. The ABO is defined as the PBO less the aforementioned amount related to estimated future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 211 million for 2008, compared to an overfunding of CHF 1,601 million for 2007.

We are required to estimate the expected long-term rate of return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of operations. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix and observed historical returns. In calculating pension expense and in determining the expected long-term rate of return, we use the market value of assets. The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date.

The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs in 2008 and 2007 was 5% for the Swiss plans and 7.6% and 7.2%, respectively, for the international plans. In 2008, if the expected long-term rate of return had been increased/decreased 1%, net pension expense for the Swiss plans would have decreased/increased CHF 122 million and net pension expense for the international plans would have decreased/increased CHF 23 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows of its benefit payments. The average discount rate used for Swiss plans decreased 0.1% from 4.0% as of September 30, 2007, to 3.9% as of December 31, 2008, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans increased 0.4% from 5.9% as of September 30, 2007, to 6.3% as of December 31, 2008, mainly due to an increase in bond market rates in the EU, the UK and the US. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2008, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,715 million and an increase in pension expense of CHF 81 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,494 million and a decrease in the pension expense of CHF 6 million. A 1% decline in the discount rate for the international plans as of December 31, 2008 would have resulted in an increase in the PBO of CHF 401 million and an increase in pension expense of CHF 49 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 323 million and a decrease in the pension expense of CHF 45 million.

Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2008, was approximately ten years for the Swiss plans and six to 24 years for the international plans. The expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2008, 2007 and 2006 was CHF 79 million, CHF 158 million and CHF 152 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2009, which is assessed at the beginning of the plan year, is expected to be CHF 44 million, net of tax. The amount by which the actual return on plan assets differs from our estimate of the expected return on those assets further impacts the amount of net recognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2009.

For further information on our pension benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
The Bank
The Bank covers pension requirements for its employees in Switzerland through participation in a defined benefit pension plan sponsored by the Group (Group plan). Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. The Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, PBO, ABO and the related amounts recognized in the consolidated balance sheets. Following the implementation of SFAS 158, the funded status of the Group plan is recorded in the consolidated balance sheets. The previously unrecognized actuarial gains and losses and prior service costs are recognized in equity as a component of AOCI. In 2008 the Bank changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to the Group plan are recognized by the Bank.

The Bank covers pension requirements for its employees in international locations through participation in various pension plans, which are accounted for as single-employer defined benefit pension plans or defined contribution pension plans.

In 2008, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs would have been 5%. In 2008, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets a a component of the net periodic pension cost for the international single-employer defined benefit pension plans was 7.6%.

The discount rate used in determining the benefit obligation is based either upon high quality corporate bond rates or government bond rates plus a premium in order to approximate high quality corporate bond rates. For the year ended December 31, 2008, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 3.9% and 4.0%, respectively. For the year ended December 31, 2008, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans were 6.3% and 5.9%, respectively. A 1% decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 396 million and an increase in pension expense of CHF 48 million, and a 1% increase in the discount rate would have resulted in a decrease in PBO of CHF 319 million and a decrease in pension expense by CHF 44 million.

The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2008, 2007 and 2006 was CHF 40 million, CHF 76 million and CHF 72 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2009, which is assessed at the beginning of the plan year, is expected to be CHF 10 million, net of tax.

For further information with respect to the Bank’s pension benefits associated with the Credit Suisse Group plan and international single-employer defined benefit and defined contribution pension plans, refer to Note 28 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank).

III – Treasury, Risk, Balance sheet, and Off-balance sheet
Treasury management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Treasury management
During 2008, we maintained a conservative liquidity and funding profile. The distribution of our unsecured funding remained largely stable, with the majority from client deposits and long-term debt. Despite the financial crisis, we were able to raise debt and capital in the markets. Our consolidated BIS tier 1 ratio was 13.3% as of the end of 2008.

Funding, liquidity, capital and foreign exchange exposures are managed centrally by Treasury. Oversight of these activities is provided by CARMC, a committee that includes the CEOs of the Group and the divisions, the CFO, the CROs of the Group and the Bank, the COO and the Treasurer. It is CARMC’s responsibility to review the capital position, balance sheet development, current and prospective funding and foreign exchange exposure and to define and monitor adherence to internal treasury risk limits.

Liquidity and funding management
Our liquidity and funding strategy is approved by CARMC and overseen by the Board of Directors. The implementation and execution of the funding and liquidity strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the various funding desks. This approach enhances our ability to monitor potential liquidity and funding risks in order to promptly adjust our liquidity and funding levels to meet any projected stress situation. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance and the balance sheet usage of the businesses.

Our liquidity and funding profile reflects our risk appetite, business activities and strategy and the markets and operating environment. We have adapted our liquidity and funding profile to reflect the unprecedented credit crisis and market dislocations and the related changes in our business activities, risk reductions and strategy. Our liquidity risk management also reflects evolving best practice standards in light of the challenging environment. We are an active participant in regulatory and industry forums to promote best practice standards on liquidity management, including the Basel Committee on Banking Supervision and Institute of International Finance forums.

We discuss below how we manage our liquidity and funding and how our approach has enabled us to manage through the credit and financial markets dislocations in 2008.
For further information on the market environment, refer to II – Operating and financial review – Operating environment.
Liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this primarily by adhering to a conservative ALM strategy to maintain both a highly liquid balance sheet and total capitalization (long-term debt and equity) in excess of aggregate long-term unsecured liabilities and anticipated contingent commitments.

Our targeted funding profile is designed to enable us to continue to pursue activities for an extended period of time without changing business plans during times of stress. The principal measure used to monitor our liquidity position is the “liquidity barometer,” which allows us to manage the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The barometer models both Credit Suisse specific and systemic market stress scenarios and constitutes the foundation of our liquidity risk management framework. This framework is supplemented by the modeling of additional stress events required by our regulators and additional liquidity risk measurement tools such as the MFCA, which is explained below.

CARMC reviews the methodology and assumptions of the internal liquidity risk framework and determines the liquidity horizon to be maintained by Treasury in order to ensure that the liquidity profile is managed at an appropriate level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity for a period of 120 days. There are no quantitative standards on liquidity management, stress assumptions and funding horizons, and therefore the comparability of this measure among financial institutions is limited.

The stress assumptions used to determine the conservative funding profile of our balance sheet include, but are not limited to, the following:
– A two-notch downgrade in the Bank’s long-term debt credit ratings, which would require additional funding as a result of certain contingent off-balance sheet obligations, including a CP conduit and draw-downs on unfunded bank liabilities, as well as increased collateral requirements to support derivatives contracts;

– Significant withdrawals from retail and private banking client deposits;
– Potential cash outflows associated with the prime brokerage business;
– Availability of secured funding is subject to significant over-collateralization depending on the collateral type, and certain asset classes such as real estate loans and emerging market securities may become ineligible for secured funding;

– Capital markets, certificates of deposit and CP markets will not be available;
– Other money market access will be significantly reduced;
– A loss in funding value of unencumbered assets;
– The inaccessibility of assets held by subsidiaries due to regulatory, operational and other constraints; and
– The possibility of providing non-contractual liquidity support in times of market stress, including purchasing our unsecured debt.
Prior to the start of the current market crisis, we increased the frequency of our risk reporting, improved transfer pricing processes to promote efficient usage of liquidity, reviewed emerging market funding risks with a particular focus on offshore and country risks and adopted new liquidity risk measurement tools such as the MFCA. The MFCA deals specifically with potential impacts and risks from severe market dislocations. The MFCA aggregates possible adverse scenarios where we have potential exposure in our business. We combine the results of the analysis with our contingency plans in order to prepare an adequate response. MFCA is particularly valuable in assessing short-term impacts on funding in an adverse market environment, including specific counterparty stress, and it complements our liquidity barometer methodology, which is based more on longer term stress scenarios.

Treasury also manages a sizeable portfolio of trading and liquid assets, a core component of which is made up of high grade bonds, which serves as a liquidity buffer. These positions are eligible for repo transactions with various central banks including the SNB, the Fed, the ECB and the BoE. In response to the credit crisis, many central banks have widened the range of eligible securities which they accept as collateral. We assume that these programs are only temporary in nature and therefore do not rely on them as a primary source of funding. In light of the continued deterioration in the credit markets, we also took measures to further widen our contingent funding sources by implementing enhanced credit facilities with central banks, such as the Primary Dealer Credit Facility with the Fed. These facilities have been tested and serve as a secondary source of liquidity if necessary.

As of the end of 2008, our liquid assets included CHF 136 billion of cash and securities accepted under central bank facilities. Our liquid assets include an increase in cash from the proceeds from the sale of assets in Investment Banking as part of our risk reduction strategy and from loan repayments in Private Banking related to deleveraging in the fourth quarter.

Our internal liquidity management framework has been subject to review and monitoring by regulators and rating agencies for many years.
In the event of a liquidity crisis, we would activate our liquidity contingency plan, which focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

– Stage I – Market disruption or Group/Bank event
– Stage II – Unsecured markets partially inaccessible
– Stage III – Unsecured funding totally inaccessible
The contingency plan would be activated by the Liquidity Crisis Committee, which includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure that the plan is executed. In response to the severe dislocation in the credit markets, we introduced additional liquidity stress assumptions to address systemic liquidity risk inherent in the current market environment and increased our liquid assets and funding profile for scenarios in which the dislocation in the credit markets worsens.

Funding
Our primary source of funding is our core customer deposits, which make up approximately 117% of loans outstanding as measured by our loans to deposits ratio. Core customer deposits are deposits from clients with whom we have had a longstanding relationship. Core costumer deposits exclude deposits with banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they usually prove to be a stable and resilient source of funding even in difficult market conditions. Core customer deposits as of December 31, 2008 decreased 7% compared to December 31, 2007, reflecting mostly foreign exchange translation impacts.

Our customer deposit funding is supplemented by the issuance of long-term debt, where we were able to fully execute the 2008 funding plan despite an extremely challenging market environment. Secured funding is also raised in the form of mortgage-backed covered bonds issued through Pfandbriefbank schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss parliament to centralize the issuance of covered bonds. We are actively developing further sources of secured funding, and we have taken measures to adapt our secured funding profile, including the collateral classes used, haircuts applied and counterparties with whom we trade, to a more conservative basis following the near-failure of Bear Stearns in March 2008. The Bank also manages short-term and medium-term funding desks.

The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives.

Treasury is responsible for the development, execution and regular updating of our funding plan which reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market conditions. Our centralized funding provided for a controlled and flexible response to the volatile market conditions in 2008. Representatives from the secured and unsecured funding desks met on a daily basis to ensure optimal communication of market developments and management of funding.

Due to the worsening market turbulence in the fourth quarter of 2008, particularly following the bankruptcy of Lehman Brothers, the Swiss Federal Council announced on October 16, 2008 that, in the event that financing problems should emerge for Swiss banks, the government was prepared to guarantee new short-term and medium-term interbank liabilities and money market transactions of Swiss banks. The amount guaranteed for this purpose would depend on the specific needs of the banking system. Credit Suisse has been able to raise debt and capital in the capital markets and has not required Swiss government support.

Debt issuances
Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan.

Our long-term debt decreased CHF 9.4 billion from the end of 2007, primarily due to a decrease in senior debt, partly offset by an increase in subordinated debt capital securities. Despite the deterioration in credit and financial markets, we successfully completed our long-term funding plan for 2008, raising CHF 37.1 billion. In 2008, we issued approximately CHF 23.9 billion of senior debt securities and CHF 2.6 billion of subordinated debt securities, while CHF 10.4 billion of senior debt securities and CHF 1.8 billion of subordinated debt securities matured or were redeemed. For information on additional issuance of capital securities, refer to – Capital management.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as LIBOR, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. During the latter half of 2007 and throughout 2008, funding spreads relative to such indices generally widened for borrowers, including Credit Suisse. We work to minimize these funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of wider spreads on interest expense will depend on many market factors, including the absolute level of the indices upon which our funding is based. The average spread widened, and the interest coupons on new issuances increased, on our long-term debt and hybrid tier 1 capital issued in 2008, reflecting the effect of the dislocation in the financial markets on financial industry capital markets funding costs.

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets and/or derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 48.7 billion of structured notes outstanding as of the end of 2008 compared to CHF 75.9 billion as of the end of 2007, reflecting the change in client activity and risk aversion in 2008.

Our primary sources of liquidity are through consolidated entities. The funding through non-consolidated SPEs and asset securitization activity is immaterial.
For further information, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
Funds transfer pricing
We maintain an internal funds transfer pricing system based on market rates. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Cash flows from operating, investing and financing activities
As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets. Consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the funding and liquidity policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends in our business.

For the year ended December 31, 2008, net cash provided by operating activities of continuing operations was CHF 129.9 billion. The increase primarily reflected cash generated from trading assets and liabilities, including the proceeds from the sale of assets in Investment Banking as part of our risk reduction strategy. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.

Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2008, net cash of CHF 5.8 billion was provided by investing activities of continuing operations, primarily due to the decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions.

Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares and had a share buyback program, which we cancelled in October. In 2008, net cash used in financing activities of continuing operations was CHF 82.0 billion due to the decrease in deposits, short-term borrowings and central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, partly offset by net long-term debt issuances.

Credit ratings
Our access to the debt capital markets and our borrowing costs depend significantly on our credit ratings. Rating agencies take many factors into consideration in determining a company’s rating, including such factors as earnings performance, business mix, market position, ownership, financial strategy, level of capital, risk management policies and practices, management team and the broader outlook for the financial services industry. The rating agencies may raise, lower or withdraw their ratings, or publicly announce an intention to raise or lower their ratings, at any time.

Although retail and private bank deposits are generally less sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including OTC derivative instruments.

A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration contingent events associated with a two notch downgrade in our credit ratings. The impact of a one or two notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements of CHF 6.4 billion and CHF 7.7 billion, respectively, and would not be material to our liquidity and funding planning.

In the fourth quarter of 2008, S&P downgraded the Bank’s long-term debt ratings from AA- to A+ and changed its outlook from negative to stable, and Moody’s changed its outlook from stable to negative. In January 2009, Fitch Ratings changed its outlook from stable to rating watch negative. For more information on the Group and Bank credit ratings, refer to X – Investor information.

Capital management
Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives. Our overall capital needs are continually reviewed to ensure that our capital base can appropriately support the anticipated needs of our business and the regulatory capital requirements of our activities. Multi-year projections and capital plans are prepared for the Group and its major subsidiaries. These plans are subjected to various stress tests, reflecting both macro-economic and specific risk scenarios. Capital contingency plans are developed in connection with these stress tests to ensure that mitigating actions are consistent with both the amount of capital at risk and the market conditions for accessing additional capital.

BIS statistics

				Group				Bank

		Basel II	Basel I	Basel II % change		Basel II	Basel I	Basel II % change

end of	2008	2007	2007	08 / 07	2008	2007	2007	08 / 07

Risk-weighted assets (CHF million)

Credit risk	180,425	252,400	270,266	(29)	169,561	240,843	253,313	(30)

Non-counterparty-related risk	6,994	7,304	7,262	(4)	6,370	6,648	6,602	(4)

Market risk	39,911	34,739	34,540	15	39,108	33,869	33,680	15

Operational risk	30,137	29,197	–	3	30,137	29,197	–	3

Risk-weighted assets	257,467	323,640	312,068	(20)	245,176	310,557	293,595	(21)

Eligible capital (CHF million)

Total shareholders' equity	32,302	43,199	43,199	(25)	26,868	31,334	31,334	(14)

Goodwill and other intangible assets	(9,932)	(11,370)	(10,882)	(13)	(8,785)	(10,210)	(9,746)	(14)

Hybrid instruments [1,2,3]	12,140	4,136	4,136	194	11,897	3,514	3,514	239

Qualifying minority interests	1,701	63	79	–	4,860	5,443	5,458	(11)

Capital deductions 50% from tier 1	(479)	(2,014)	(71)	(76)	(484)	(2,004)	(71)	(76)

Other adjustments	(1,524)	(1,774)	(1,724)	(14)	(164)	1,751	1,765	–

Tier 1 capital	34,208	32,240	34,737	6	34,192	29,828	32,254	15

Upper tier 2	3,021	2,860	2,860	6	3,581	3,759	3,759	(5)

Lower tier 2	9,340	8,515	8,565	10	10,550	9,309	9,345	13

Capital deductions 50% from tier 2	(479)	(2,014)	–	(76)	(484)	(2,004)	–	(76)

Tier 2 capital	11,882	9,361	11,425	27	13,647	11,064	13,104	23

Investments in non-consolidated banking and finance participations and credit enhancements	–	–	(989)	–	–	–	(969)	–

Investments in insurance entities (50%)	–	–	(71)	–	–	–	(71)	–

Total eligible capital	46,090	41,601	45,102	11	47,839	40,892	44,318	17

Capital ratios (%)

Tier 1 ratio	13.3	10.0	11.1	–	13.9	9.6	11.0	–

Total capital ratio	17.9	12.9	14.5	–	19.5	13.2	15.1	–

1 Non-cumulative perpetual preferred securities and capital notes. 2 The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.8 billion and CHF 4.6 billion, respectively, in 2008 (2007: CHF 1.8 billion and CHF 4.8 billion, respectively) of equity from special purpose entities that are deconsolidated under FIN 46(R). 3 Hybrid tier 1 capital represented 35.0% and 34.3% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 2008. Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Regulatory capital
Overview
Both the Group and the Bank are subject to regulation by the FINMA. In addition, since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision, known as Basel II, as implemented by FINMA. These standards affect the measurement of both risk-weighted assets and eligible capital, and are summarized below. In November 2008, a decree was issued by the FINMA defining new capital adequacy and leverage ratio requirements, with compliance to be phased in by 2013. The new capital adequacy target will be in a range between 50% and 100% above the Pillar I requirements under Basel II. Under the new agreement with the FINMA, lower tier 2 capital will no longer qualify for regulatory capital after 2020, but can be issued through 2010. In addition, the decree includes leverage limits that require us to maintain by 2013 a leverage ratio of tier 1 capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis. Total assets are adjusted for purposes of calculating this leverage ratio. The adjustments include assets from Swiss lending activities (excluding Swiss interbank lending), cash and balances with central banks, certain Swiss franc reverse repurchase agreements and certain other assets, such as goodwill and intangibles, that are excluded in determining regulatory tier 1 capital. The FINMA has indicated that it expects the appropriate size of the additional capital buffer will be impacted by market conditions, but the intention is to ensure it can accommodate the procyclical aspects of this measurement tool.

The following table sets forth the pro forma leverage ratio of the Group as of December 31, 2008.
Leverage ratio - Group

2008

Adjusted assets (CHF billion) [1]

Total assets	1,312

Adjustments:
Assets from Swiss lending activities [2]	(138)

Cash and balances with central banks	(38)

Other	(18)

Total adjusted assets	1,118

Tier 1 capital	34.2

Leverage ratio (%)	3.1

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Group
Our consolidated BIS tier 1 ratio was 13.3% as of the end of 2008, compared to 10.0% as of the end of 2007. The increase in the tier 1 ratio reflected the decrease in risk-weighted assets and the increase in tier 1 capital. The reported BIS tier 1 ratio under Basel I as of the end of 2007 was 11.1%.

Risk-weighted assets decreased CHF 66.2 billion to CHF 257.5 billion as of the end of 2008, primarily due to credit risk reduction initiatives and the US dollar translation impact, partially offset by an increase in market risk mainly due to changes in the regulatory VaR calculation. For further information, refer to – Basel II – Description of regulatory approaches and Risk management – Market risk.

Our tier 1 capital increased from CHF 32.2 billion as of the end of 2007 to CHF 34.2 billion as of the end of 2008, as the decrease in shareholders’ equity was more than offset by the issuance of tier 1 capital in the form of hybrid instruments, and the issuance of tier 1 capital securities recorded in qualifying minority interests. Tier 1 capital also benefited from the change in goodwill and intangible assets, primarily reflecting the translation impact of the depreciation of the US dollar against the Swiss franc and the charges on allocated goodwill. Total eligible capital increased from CHF 41.6 billion as of the end of 2007 to CHF 46.1 billion as of the end of 2008. Tier 2 capital increased from CHF 9.4 billion to CHF 11.9 billion due to the issuance of lower tier 2 instruments. The capital deductions from both tier 1 and tier 2 capital decreased mainly due to lower deductions for securitization exposure and lower fails on non-delivery-versus-payment transactions. In addition, the tier 2 capital benefited from an excess in eligible credit provisions over expected losses. For further information, refer to the table “BIS statistics”.

Our total capital ratio was 17.9% as of the end of 2008, an increase from 12.9% as of the end of 2007, primarily reflecting the decrease in risk-weighted assets and the increase in tier 1 capital. The reported total capital ratio under Basel I as of the end of 2007 was 14.5%.

Comparison of Basel I to Basel II as of the end of 2007
The tier 1 ratio declined from 11.1% under Basel I to 10.0% under Basel II as of the end of 2007, primarily related to decreased tier 1 capital and increased risk-weighted assets. The total capital ratio decreased from 14.5% under Basel I to 12.9% under Basel II, in line with the impact on tier 1 capital, primarily from increased capital deductions.

Tier 1 and total capital declined CHF 2.5 billion, or 7%, and CHF 3.5 billion, or 8%, respectively, due to the deductions relating to intangible assets, increased securitization exposures and expected losses in excess of eligible provisions.

Total risk-weighted assets increased CHF 11.6 billion, or 4%, due to the inclusion of operational risk, offset in part by a decrease in credit risk. Risk-weighted assets derived from market risk and non-counterparty-related risk, primarily fixed assets, were mostly unchanged.

Bank
The Bank’s consolidated BIS tier 1 ratio was 13.9% as of the end of 2008, an increase from 9.6% as of the end of 2007. The increase in the tier 1 ratio reflected the decrease in risk-weighted assets and the increase in tier 1 capital. The reported BIS tier 1 ratio under Basel I as of the end of 2007 was 11.0%.

Risk-weighted assets decreased CHF 65.4 billion to CHF 245.2 billion as of the end of 2008, primarily due to credit risk reduction initiatives and the US dollar translation impact, partially offset by an increase in market risk mainly due to changes in the regulatory VaR calculation. For further information, refer to – Basel II – Description of regulatory approaches and Risk management – Market risk.

The Bank’s tier 1 capital increased from CHF 29.8 billion as of the end of 2007 to CHF 34.2 billion as of the end of 2008 as the decrease in shareholder’s equity was more than offset by the issuance of hybrid tier 1 capital. Tier 1 capital also benefited from the change in goodwill and intangible assets, primarily reflecting the translation impact of the depreciation of the US dollar against the Swiss franc and the charges on allocated goodwill. The Bank’s consolidated total eligible capital increased from CHF 40.9 billion as of the end of 2007 to CHF 47.8 billion as of the end of 2008. Tier 2 capital increased from CHF 11.1 billion to CHF 13.6 billion due to the issuance of lower tier 2 instruments. The capital deductions from both tier 1 and tier 2 capital decreased mainly due to lower deductions for securitization exposure and lower fails on non-delivery-versus-payment transactions. In addition, the tier 2 capital benefited from an excess in eligible credit provisions over expected losses. For further information, refer to the table “BIS Statistics”.

The total capital ratio was 19.5% as of the end of 2008, an increase from 13.2% as of the end of 2007, primarily reflecting the decrease in risk-weighted assets and the increase in tier 1 capital. The reported total capital ratio under Basel I as of the end of 2007 was 15.1%.

Capital issuances in 2008
Our capital position remained strong, as we raised CHF 14.2 billion of tier 1 capital during 2008, net of fees.
– In March, the Bank issued USD 1.5 billion of hybrid instruments in the form of capital notes, callable in 2013 and with a coupon of 7.9%;
– In June, the Bank issued USD 1.5 billion of qualifying minority interests in the form of tier 1 capital securities, callable in 2013 and with a coupon of 8.25%;
– In October, we issued CHF 1.7 billion of mandatory convertible bonds that convert into 50 million common shares, subject to customary adjustments, at a conversion price of CHF 32.55 per share in October 2009. The bonds, subject to certain conditions, pay a fixed coupon of 2% and a floating coupon equal to the common dividends. The conversion price resets in the case of certain equity issuances of the Group prior to maturity at a net price per common share below CHF 23.50. The underlying shares for these convertible bonds have already been issued and are treated as outstanding shares as of December 31, 2008;

– In October, we sold 93 million treasury shares for CHF 3.2 billion;
– In October, the Bank issued CHF 5.5 billion of hybrid instruments in the form of capital notes, callable in 2013, denominated in US dollars and Swiss francs and with coupons of 11% and 10%, respectively; and

– In December, the Bank issued CHF 1.2 billion of hybrid instruments in the form of capital notes, callable in 2018 and with a par value of CHF 3.2 billion and a coupon of 3.3% until 2018, at which time the coupon increases to 14%.

Capital structure
Tier 1 capital
Tier 1 capital in aggregate consists of shareholders’ equity, qualifying minority interests in subsidiaries and hybrid tier 1 capital.
Qualifying minority interests include common shares in majority-owned and consolidated banking and finance subsidiaries as well as participation securities of the Bank issued to a third party special purpose entity (tier 1 capital securities). The third party SPE issued perpetual, non-cumulative notes secured by the tier 1 capital securities of the Bank and preferred securities issued by a subsidiary of the Group that are guaranteed on a subordinated basis by the Bank. Payments of dividends on the tier 1 capital securities and preferred securities are subject to adequacy of distributable profits, no regulatory prohibition on payments on the tier 1 capital securities or the preferred securities and compliance with capital adequacy and liquidity requirements. The redemption of the tier 1 capital securities or the preferred securities is subject to capital adequacy, solvency and prior approval of FINMA.

Hybrid tier 1 instruments include preferred securities, which are issued by special purpose entities, and capital notes issued directly by the Bank. These hybrid tier 1 instruments are unsecured, perpetual, non-cumulative, deeply subordinated instruments senior only to common shares and qualifying minority interests. We are obligated to pay interest or dividends on hybrid tier 1 instruments only if we pay dividends on common shares and qualifying minority interests. These hybrid tier 1 instruments are risk-bearing on a comparable basis with common shares and qualifying minority interests and can, up to a 15% limit, have moderate step-ups in conjunction with call options only after a minimum of five years from the issue date. Payment of interest or dividends on these instruments is subject to adequacy of distributable profits, compliance with capital adequacy requirements and solvency. The redemption of these instruments is subject to capital adequacy, solvency and prior approval of the FINMA.

Hybrid tier 1 capital instruments are subject to a limit of 50% of tier 1 capital. The following categories and maximum values determine the extent to which these hybrid instruments can be attributed to tier 1 capital:

– A maximum of 15% of tier 1 capital can be in the form of “innovative instruments” that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable.

– A maximum of 35% of tier 1 capital, less the instruments subject to the 15% limit, can be in the form of other hybrid capital instruments that have no fixed maturity and no incentive for repayment.
– A maximum of 50% of tier 1 capital, less the instruments subject to the 15% and 35% limits, can be in the form of instruments that include a predefined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares.

To derive eligible tier 1 capital, certain deductions are made from the tier 1 instruments, as follows:
– goodwill and other intangible assets;
– participations in insurance entities, investments in certain bank and finance entities, and certain securitization exposures (equally deducted from tier 1 and tier 2 capital); and
– other adjustments, including cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans.

Tier 2 capital
Tier 2 capital consists of upper and lower tier 2 instruments. Upper tier 2 instruments are unsecured, perpetual, subordinated instruments that are senior only to tier 1 instruments. Interest payments are deferrable, but we are obligated to pay interest (including deferred interest) on these upper tier 2 instruments if we pay dividends on tier 1 capital or on redemption. These upper tier 2 instruments can have moderate step-ups in conjunction with call options only after a minimum of five years from the issue date. The redemption of these instruments is subject to solvency. Upper tier 2 capital also includes any excess in eligible provisions over expected losses (up to a maximum amount of 0.6% of the risk-weighted positions) for exposures subject to the credit risk A-IRB.

Lower tier 2 instruments are unsecured, subordinated instruments that are senior only to tier 1 instruments and upper tier 2 instruments and have a fixed maturity of at least five years. Lower tier 2 capital eligibility is subject to amortization for regulatory purposes over the five years prior to redemption.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of
total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1
instruments
Max 50%
of tier 1 capital
Max 35%
of tier 1
capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying minority interests[5]
Shareholders' equity

Does not show deductions. Percentages refer to tier 1 and total eligible capital before capital deductions.

[2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up coupon if the instrument is not redeemed callable.

[3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment.

[4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares.

[5] Qualifying minority interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Basel II
Overview
In June 2006, the Basel Committee on Banking Supervision published its comprehensive version of the revised framework for the international convergence of capital measurement and capital standards known as Basel II. Basel II describes the framework for measuring capital adequacy and the minimum standards to be achieved by the adopting supervisory authorities. This framework is based on three pillars, which are viewed as mutually reinforcing:

– Pillar 1: Minimum Capital Requirements – requires an institution to hold sufficient capital to cover its credit, market and operational risks.
– Pillar 2: Supervisory Review Process – discusses the role of supervisors in ensuring that institutions have in place a proper process for assessing and maintaining their capital ratios above the minimum requirements.

– Pillar 3: Market Discipline – sets out disclosure requirements, especially for those institutions seeking approval to use their own internal models to calculate their capital requirements.

Information required under Pillar 3 related to capital adequacy will be published by the end of April 2009 on our website at www.credit-suisse.com/investors/en.
Description of regulatory approaches
Basel II describes a range of options for determining capital requirements in order to provide banks and supervisors the ability to select approaches that are most appropriate for their operations and their financial market infrastructure. In general, Credit Suisse has adopted the most advanced approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity.

We have received approval from the FINMA to use the A-IRB for measuring credit risk. Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for PD, LGD and transactional maturity. The exposure at default is either derived from balance sheet values or by using models.

For calculating the capital requirements for market risk, the IMA or the Standardized approach is used. We have received approval from the FINMA, as well as from certain other regulators of our subsidiaries, to use our scaled VaR model in the calculation of trading book market risk capital requirements under the IMA. For further information regarding scaled VaR refer to Risk management – Market risk.

In addition to the Basel II requirements on VaR backtesting exceptions, the FINMA imposes capital requirements for trading book market risk. In the fourth quarter of 2008, FINMA revised its requirements to impose an increase in market risk capital for every scaled VaR backtesting exception over ten in the prior rolling twelve month period, calculated using backtesting profit and loss, a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 2008, we incurred significant additional incremental capital charges on trading book market risk-weighted assets under these FINMA requirements.

We have received approval from the FINMA to use the AMA for measuring operational risk. Under Basel II, operational risk is included in risk-weighted assets. Under the AMA for measuring operational risk, we have identified key scenarios that describe our major operational risks using an event model.

Eligible capital (tier 1 and tier 2 capital) under Basel II is more affected by changes in deductions to shareholders’ equity than under Basel I. Under Basel II, intangible assets (except software) are deducted and a broader scope of securitization risk exposures and expected losses in excess of eligible provisions are deducted (50% from tier 1 capital and 50% from tier 2 capital).

Capital

				Group					Bank

			end of	% change			end of		% change

	2008		2007	08 / 07	2008		2007		08 / 07

Shares outstanding (million)

Common shares issued	1,184.6		1,162.4	2	44.0		44.0		0

Second trading line treasury shares [1]	–	[2]	(46.1)	100	–		–		–

Other treasury shares	(20.7)		(95.7)	(78)	–		–		–

Treasury shares	(20.7)		(141.8)	(85)	–		–		–

Shares outstanding	1,163.9		1,020.6	14	44.0		44.0		0

Par value (CHF)

Par value	0.04		0.04	0	100.00		100.00		0

Shareholders' equity (CHF million)

Common shares	47		46	2	4,400		4,400		0

Additional paid-in capital	25,166		24,553	2	25,059		20,849		20

Retained earnings	18,780		33,670	(44)	5,132		15,872		(68)

Second trading line treasury shares, at cost	–		(3,918)	100	–		–		–

Other treasury shares, at cost	(752)		(5,460)	(86)	18	[3]	(5,497)	[3]	–

Treasury shares, at cost	(752)		(9,378)	(92)	18		(5,497)		–

Accumulated other comprehensive income/(loss)	(10,939)		(5,692)	92	(7,741)		(4,290)		80

Total shareholders' equity	32,302		43,199	(25)	26,868		31,334		(14)

Goodwill	(9,330)		(10,882)	(14)	(8,195)		(9,746)		(16)

Other intangible assets	(423)		(444)	(5)	(412)		(421)		(2)

Tangible shareholders' equity [4]	22,549		31,873	(29)	18,261		21,167		(14)

Book value per share (CHF)

Total book value per share	27.75		42.33	(34)	610.63		712.14		(14)

Goodwill per share	(8.02)		(10.66)	(25)	(186.25)		(221.50)		(16)

Other intangible assets per share	(0.36)		(0.44)	(18)	(9.36)		(9.57)		(2)

Tangible book value per share	19.37		31.23	(38)	415.02		481.07		(14)

1 These shares were repurchased in connection with our share buyback program for subsequent cancellation upon shareholder approval. 2 On April 25, 2008, the shareholders of Credit Suisse Group approved the cancellation of 49,700,000 shares. 3 Reflects Credit Suisse Group shares held to economically hedge share award obligations. 4 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that the return on tangible shareholders' equity is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Group
The Group’s shareholders’ equity decreased from CHF 43.2 billion as of the end of 2007 to CHF 32.3 billion as of the end of 2008. The decrease was primarily due to the loss in 2008, the change in other comprehensive income reflecting the negative effect of foreign exchange rate changes on cumulative translation adjustments and pension actuarial losses, and the cash dividend payment, partly offset by the issuance of common shares, including shares underlying mandatory convertible bonds, and the effect of share-based compensation.

Bank
The Bank’s shareholder’s equity decreased from CHF 31.3 billion as of the end of 2007 to CHF 26.9 billion as of the end of 2008. The decrease was primarily due to the loss in 2008, the change in other comprehensive income reflecting the negative effect of foreign exchange rate changes on cumulative translation adjustments and pension actuarial losses, and the cash dividend payment, partly offset by the deconsolidation of an SPE (now merged into the Group) used to hedge share-based compensation awards through treasury shares, the issuance of tier 1 participation certificates, a capital injection of CHF 1.4 billion by the Group and the effect of share-based compensation.

Share repurchase activities
The Swiss Code of Obligations limits a corporation’s ability to hold or repurchase its own shares. We may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve in our parent company financial statements in the amount of the purchase price of the acquired shares. In our consolidated financial statements, own shares are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’ equity. Shares repurchased by us do not carry any voting rights at shareholders’ meetings.

We repurchase shares as part of our market-making commitments, for the purpose of satisfying our obligations under our employee benefit plans or for cancellation.
At the AGM in May 2007, the shareholders approved a new share repurchase program of up to CHF 8.0 billion, of which CHF 4.1 billion, or 52%, were repurchased as of the end of 2008. In light of the market environment, we cancelled this buyback program in October 2008. Shares repurchased for the purpose of cancellation are done through a so-called “second trading line”.

We purchased 511.4 million common shares and sold or re-issued 583.0 million common shares in 2008, predominantly for market-making purposes. As of December 31, 2008, the Group held 20.7 million treasury shares. For further information, refer to the table “Capital” and to the consolidated statements of changes in shareholders’ equity in V – Consolidated financial statements – Credit Suisse Group.

Purchases and sales of treasury shares

		2007-2010 buyback program (second trading line)				Other share re- purchases	Total

In million, except where indicated	Number of shares	Value of remaining shares in CHF million		Number of shares		Average price per share in CHF	Number of shares

2008

January	3.6	3,879.2		39.0		59.35	42.6

February	–	3,876.6		43.1		56.37	43.1

March	–	3,876.6		49.8		51.45	49.8

April	–	3,876.6		30.1		55.71	30.1

May	–	3,876.6		33.6		55.66	33.6

June	–	3,876.6		50.8		49.06	50.8

July	–	3,876.6		31.3		46.37	31.3

August	–	3,876.6		27.9		50.64	27.9

September	–	3,876.6		56.4		50.64	56.4

October	–	–	[1]	74.7		45.28	74.7

November	–	–		34.5		33.98	34.5

December	–	–		40.2		29.88	40.2

Total purchase of treasury shares	3.6	–		511.4	[2]	–	515.0

Total sale of treasury shares	–	–		–		–	583.0

1 The buyback program was cancelled in October 2008. 2 Predominantly for market-making purposes.

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after approval at the shareholders’ meeting. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claims for declaring dividend payments is five years.

Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution. Dividend payments in 2008, for 2007, were comprised of a cash dividend of CHF 2.50 per share

In light of the current environment, our Board of Directors will propose a cash dividend for 2008 of CHF 0.10 per share to the shareholders at the AGM on April 24, 2009. The distribution is subject to shareholder approval at the AGM.

The subsidiaries of the Group are generally subject to legal restrictions on the amount of dividends they can pay. We do not believe that legal or regulatory restrictions constitute a material limitation on the ability of our subsidiaries to pay dividends to the Group. The amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses.

Dividend per ordinary share

end of	USD	[1]	CHF

Dividend per ordinary share

2007	2.01		2.50

2006 [2]	2.16		2.70

2005	1.61		2.00

2004	1.20		1.50

2003 [3]	0.40		0.50

1 For details of the exchange rates used, refer to IX - Additional information. 2 Distribution consisted of a dividend of CHF 2.24 and a par value reduction of CHF 0.46 as approved on May 4, 2007 for the financial year 2006. 3 Repayment out of share capital as approved on April 30, 2004, in lieu of a dividend for financial year 2003.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (that is, long-term credit rating).

Under Pillar II of the Basel II framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with their overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar II, as it represents our internal view of the amount of capital required to support our business activities.

Economic capital is calculated separately for position risk, operational risk and other risks. These three risks are used to determine our utilized economic capital and are defined as follows:
– Position risk: the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes);

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment; and

– Other risks: the risks not captured by the above, including expense risk, pension risk and owned real estate risk. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Pension risk is defined as the potential under-funding of our pension obligations in an extreme event and owned real estate risk is defined as the risk associated with the buildings we own.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2008, a number of enhancements were implemented to refine the modeling of the components of economic capital. This included a methodology enhancement to measure economic capital for pension plans and various enhancements to the modeling of position risk. Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total impact of the methodology changes on 2007 utilized economic capital was an increase of approximately CHF 2,304 million, or 9%. For further details of the enhancements made to position risk, refer to Risk management – Economic capital and position risk.

We have determined to update certain aspects of our economic capital model, mainly for increased severity of stress events and for assumed correlation between types of risks, in light of the extreme market dislocation and volatility in 2008.

Economic capital

				Group				Bank	[1]

		end of		% change		end of		% change

	2008	2007		08 / 07	2008	2007		08 / 07

Economic capital resources (CHF million)

Tier 1 capital [2]	34,208	34,737		(2)	34,192	32,254		6

Economic adjustments [3]	5,310	4,768		11	4,718	3,996		18

Economic capital resources	39,518	39,505		0	38,910	36,250		7

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	17,867	22,863		(22)	17,158	22,266		(23)

Operational risk	2,677	2,469		8	2,677	2,469		8

Other risks [4]	3,378	2,141		58	2,987	1,798		66

Utilized economic capital	23,922	27,473	[5]	(13)	22,822	26,533	[5]	(14)

Economic capital coverage ratio (%)

Economic capital coverage ratio	165.2	143.8	[5]	–	170.5	136.6	[5]	–

1 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 2 Under Basel II from January 1, 2008. Prior period ratios are reported under Basel I and are therefore not comparable. 3 Includes unrealized gains from fair value measurement and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between economic capital resources and utilized economic capital. 4 Includes expense risk, pension risk, owned real estate risk, foreign exchange risk between economic capital resources and utilized economic capital and diversification benefit. 5 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Economic capital by segment

		in / end of		% change

	2008	2007		08 / 07

Utilized economic capital by segment (CHF million)

Wealth Management	2,284	1,923		19

Corporate & Retail Banking	3,807	3,463		10

Private Banking	6,091	5,386		13

Investment Banking	14,838	19,368	[1]	(23)

Asset Management	2,506	2,364		6

Corporate Center	518	358		45

Utilized economic capital - Group [2]	23,922	27,473	[1]	(13)

Utilized economic capital - Bank [3]	22,822	26,533	[1]	(14)

Average utilized economic capital by segment (CHF million)

Wealth Management	2,097	1,755		19

Corporate & Retail Banking	3,570	3,462		3

Private Banking	5,667	5,217		9

Investment Banking	17,197	20,125	[1]	(15)

Asset Management	2,469	2,185		13

Corporate Center	735	899		(18)

Average utilized economic capital - Group [4]	26,037	28,398	[1]	(8)

Average utilized economic capital - Bank [3]	24,731	27,014	[1]	(8)

1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 2 Includes a diversification benefit of CHF 31 million and CHF 3 million in 2008 and 2007 respectively. 3 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 4 Includes a diversification benefit of CHF 31 million and CHF 28 million in 2008 and 2007, respectively.

Utilized economic capital trends
Over the course of 2008, our utilized economic capital decreased 13%. This was partly due to the depreciation of the US dollar against the Swiss franc as of the end of 2008. Excluding the US dollar translation impact, utilized economic capital decreased 9%, mainly due to reductions in position risk partially offset by higher expense risk.

The utilized economic capital for Wealth Management increased 19% due to increased position risks in private banking corporate & retail lending and equity trading & investments. Corporate & Retail Banking utilized economic capital increased 10% due to higher private banking corporate & retail lending position risk and increased emerging markets trade finance exposures.

For Investment Banking, utilized economic capital decreased 23%. Excluding the US dollar translation impact, utilized economic capital decreased 19%, mainly driven by reductions in most position risk categories, partially offset by increased expense risk.

For Asset Management, utilized economic capital increased 6%. Excluding the US dollar translation impact, utilized economic capital increased 13% as a result of increased equity trading & investments position risk and increased expense risk.

Corporate Center utilized economic capital increased 45%, due to increased equity trading & investments position risk and increased foreign exchange risk between economic capital resources and utilized economic capital within the other risks category.

Economic capital coverage ratio
We use the economic capital framework to provide a reference point for a structured internal assessment of our solvency. Our solvency assessment is performed by comparing the economic capital required to support the current risk profile (utilized economic capital) with the amount of economic capital available to absorb losses (economic capital resources). We define economic capital coverage ratio as the ratio between economic capital resources and utilized economic capital. Economic capital resources are defined as reported capital (for example, tier 1 capital) net of adjustments required to provide consistency with economic capital. Our economic capital resources represent a bridge between accounting-based capital measures (for example, tier 1 capital) and the economic-based economic capital framework, allowing for meaningful comparison between capital needs and resources.

We have established economic capital coverage ratio targets to provide a structured escalation process for potential discrepancies between overall risk-taking levels and capital resources. Our current target band is from 100% to 140%. The economic capital coverage ratio improved 21 percentage points from 144% to 165% during 2008, reflecting the reduction in utilized economic capital due to reduced position risk. Our coverage ratio remained significantly above our target band, however, we expect the ratio to decline to the lower part of our target band in 2009 as we implement updates to our economic capital model.

Foreign exchange exposure and interest rate management
Foreign exchange risk related to accrued net income and net assets is centrally managed with a focus on risk reduction and diversification. Currency risk of accrued profit and losses in currencies other than the functional currency is managed through systematic sell-down. On the Bank level, we manage foreign exchange volatility through hedging of foreign currency net assets and through cash flow hedging of certain revenues and expenses.

Additional activities at the Group level are aimed at diversifying our returns on invested capital into foreign currencies. These activities need CARMC approval and are made with various considerations in mind, such as changes to our capital adequacy ratios from foreign exchange-related movements.

Interest rate risk inherent in banking book activities, such as lending and deposit taking, is transferred from the divisions to Treasury, which centrally manages the interest rate exposures. Treasury also develops and maintains the models needed to determine interest rate risks of products that do not have a defined maturity, such as demand and savings accounts. For this purpose, a replicating methodology is applied in close coordination with Risk Management to maximize stability and sustainability of spread revenues at the divisions. Further, Treasury manages the interest exposure of the Bank’s equity to targets agreed with senior management.

Risk management
During 2008, our overall 99% position risk, measured on the basis of the economic capital model, decreased 22% compared to 2007. Average one-day, 99% VaR for our trading books increased 55% to CHF 178 million, primarily reflecting increased market volatility. After adjusting for data and methodology changes during the year, the December 31, 2008 VaR would have shown a significant decrease compared to December 31, 2007.

Impact of the financial crisis and responses
In line with our priority to reduce risk, established in 2007 at an early stage of the financial crisis, we continued to reduce risk exposures throughout 2008. Contagion effects emerging from the dislocation of the US mortgage-backed securities market increasingly affected interbank lending, credit, equity and emerging markets, leading to market correlations and volatilities at the highest level of expectations. The widespread deleveraging of market participants also adversely impacted our trading activities, particularly in the fourth quarter. While we were able to quickly reduce exposures in some trading strategies, the illiquid nature of holdings in other strategies meant that some risk positions can only be reduced over a longer period of time.

In addition to the hedges controlled at the trading desks, further hedges at a portfolio level mandated by risk management and senior management helped to mitigate the losses. However, due to basis risk between the trading positions and related hedges, we experienced higher daily trading volatility. In these adverse market conditions, we experienced a significant number of backtesting exceptions in our VaR model. To ensure our VaR model is more responsive to stressed market conditions, we introduced a scaling technique that adjusts the level of VaR for the most recent market volatilities.

To reflect changed market conditions, we adjusted and improved a number of the parameters used to calculate economic capital to address higher than anticipated stress severity and enhanced other aspects of the model during the year. We also further developed our scenario analyses to reflect the latest extreme market events, including recalibrating scenario severities for leveraged finance and commercial real estate underwriting and developing a more severe flight to quality scenario.

In our Investment Banking business, a buy and sell business model has generally mitigated risks and limited our exposure, but the further dislocation in the structured and credit markets during 2008 affected our efficiency in reducing risk exposure. In light of this environment, we have further limited certain new business activities and reduced risk exposures in structured products, leveraged finance and securities purchased from our money market portfolios. Additional macro and single-position hedges have been purchased to further mitigate our risk exposure.

Risk management oversight
Risk governance
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank. To meet the challenges in a fast-changing industry with new market players and innovative and complex products, we established and continuously strengthen our risk function, which is independent of, but closely interacts with, the sales and trading functions to ensure the appropriate flow of information. Our risk management framework is based on transparency, management accountability and independent oversight. As a consequence of the increased complexity of risks, we have defined our risk perspective broadly. Risk management plays an important role in our business planning process and is strongly supported by senior management and the Board of Directors. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Although we have implemented comprehensive risk management processes and sophisticated control systems, we work to limit the impact of negative developments by carefully managing concentrations of risks. Further, the business mix of Private Banking, Investment Banking and Asset Management provides a certain amount of risk diversification.

Risk organization
Risks arise in all of our business activities and cannot be completely eliminated, however we work to manage risk in our internal control environment. Our risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within limits set in a transparent and timely manner. At the level of the Board of Directors, this includes the following responsibilities:

– Group/Bank Board of Directors: responsible to shareholders for the strategic direction, supervision and control of the Group and for defining our overall tolerance for risk;
– Risk Committee: responsible for assisting the Board of Directors in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital adequacy, including the regular review of major risk exposures and the approval of overall risk limits; and

– Audit Committee: responsible for assisting the Board of Directors in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and the performance of the internal and external auditors.

Overall risk limits are set by the Board of Directors and its Risk Committee. On a monthly basis, CARMC reviews risk exposures, concentration risks and risk-related activities. CARMC is responsible for supervising and directing our risk profile on a consolidated basis, recommending risk limits to the Board of Directors and its Risk Committee and for establishing and allocating risk limits within the various businesses. CARMC meetings focus on the following three areas on a rotating basis: asset and liability management/liquidity; market and credit risk; and operational risk/legal and compliance.

Committees are implemented at a senior management level to support risk management. The Risk Processes and Standards Committee is responsible for establishing and approving standards regarding risk management and risk measurement, including methodology and parameters. The Credit Portfolio and Provisions Review Committee reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances. The Reputational Risk and Sustainability Committee sets policies, and reviews processes and significant cases relating to reputational risks. There are also divisional risk management committees, which are closer to the daily business and established to manage risk on a divisional basis.

The risk committees are further supported by Treasury, which is responsible for the management of our balance sheet, capital management, liquidity and related hedging policies. The risk management function, which is independent of the business, includes:

– Strategic Risk Management (SRM)
– Risk Measurement and Management (RMM)
– Credit Risk Management (CRM)
– Bank Operational Risk Oversight (BORO)
– Business Continuity Management
– Reputational Risk Management
The CRO area is responsible for providing risk management oversight and establishing an organizational basis to manage all risk management matters through four primary risk functions: SRM assesses the overall risk profile on a Group-wide portfolio level and for individual businesses, and recommends corrective action where necessary; RMM is responsible for the measurement and reporting of credit risk, market risk and economic capital, managing risk limits and establishing policies on market risk and economic capital; CRM has a Chief Credit Officer for Private Banking and a Chief Credit Officer for Investment Banking and Asset Management, with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of credit portfolios and allowances; and BORO acts as the central hub for the divisional operational risk functions. The CRO area also addresses critical risk areas such as business continuity and reputational risk management.

Risk types
Within our risk framework, we have defined the following types of risk:
Management risks:
– Strategy risk: outcome of strategic decisions or developments; and
– Reputational risk: damage to our standing in the market.
Chosen risks:
– Market risk: changes in market factors such as prices, volatilities and correlations;
– Credit risk: changes in the creditworthiness of other entities; and
– Expense risk: difference between operating expenses and income in a crisis.
Consequential risks:
– Operational risk: inadequate or failed internal processes, people and systems or external events; and
– Liquidity risk: inability to fund assets or meet obligations at a reasonable price.
Management risks are difficult to quantify. While management of strategy risk is at the Board of Directors and Executive Board level, a process has been implemented to globally capture and manage reputational risk. Chosen risks are, in general, highly quantifiable, but are challenging in complexity and scale, especially when aggregated across all positions and types of financial instruments. Additionally, the traditional boundaries between market risks and credit risk have become blurred. For operational risk management, we have primarily set up processes on divisional and regional levels. Liquidity management is centralized with Treasury.

Information required under Pillar 3 related to risk will be published by the end of April 2009 on our website at www.credit-suisse.com/investors/en.
Risk limits
A sound system of risk limits is fundamental to effective risk management. The limits define our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.

We use an economic capital limit structure to manage overall risk taking. The level of risks incurred by the divisions is further restricted by a variety of specific limits. For example, there are consolidated controls over trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money and emerging market country exposures. Risk limits are allocated to lower organizational levels within the businesses, and numerous other limits are established for specific risks, including a system of individual counterparty credit limits that is used to control concentration risks.

Economic capital and position risk
Concept
Economic capital is our core Group-wide risk management tool. It represents good current market practice for measuring and reporting all quantifiable risks and measures risk in terms of economic realities rather than regulatory or accounting rules. It also provides a common terminology for risk across the Group, which increases risk transparency and improves knowledge sharing. The development and usage of economic capital methodologies and models have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful.

Position risk, which is a component of the economic capital framework, is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). For further details of the economic capital framework, refer to Treasury management – Economic capital.

We regularly review the economic capital methodology to ensure the model remains relevant as markets and business strategies evolve. In 2008, a number of enhancements were implemented to refine the modeling of the position risk component of economic capital. The key changes were refinements to the treatment of leveraged finance commitments in the international lending & counterparty exposures calculation, methodology enhancements to capture contingent fixed income trading position risks related to certain of our money market funds and updates to the parameters for merger arbitrage risk in the equity trading & investments position risk category. Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total impact of methodology changes on year-end 2007 99% position risk was an increase of approximately CHF 693 million, or 6%.

In light of the extreme market dislocation and volatility in 2008, certain aspects of our economic capital model will be updated in 2009, mainly for increased severity of stress events and assumed correlation between types of risk.

Limit management
Position risk is managed through a system of integrated risk limits to control the range of risks inherent in business activities. The limit structure restricts overall risk-taking capacity and triggers senior management risk discussions in the event of substantial changes in our overall risk profile. The calibration of limits is performed in conjunction with the annual planning process in order to ensure our risk appetite is in line with our financial resources.

The Board of Directors and senior management are regularly provided with economic capital results, trends and ratios, together with supporting explanations to provide risk transparency and facilitate the decision-making process of the firm.

Key position risk trends
Compared to 2007, position risk for risk management purposes decreased 22%. Excluding the US dollar translation impact, position risk decreased 18%, primarily as a result of reductions in real estate & structured assets, due to lower commercial real estate exposures following sales, net valuation reductions and risk reductions associated with the PAF compensation plan, and reductions in international lending & counterparty exposures, mainly due to reductions in leveraged finance following loan writedowns, the expiration of lending commitments and risk reductions associated with the PAF compensation plan. Fixed income trading decreased due to reduced traded credit spread, commodity and foreign exchange exposures, partially offset by increased interest rate exposures. Equity trading & investments decreased due to reduced equity trading exposures, and emerging markets decreased due to reduced exposures in Latin America and Asia. Private banking corporate & retail lending increased due to updated loan default and recovery parameters and higher commercial loan exposures and commercial mortgages.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolio.

Group position risk

				end of		% change

	2008	2007	[1]	2006	08 / 07	07 / 06

Position risk (CHF million)

Fixed income trading [2]	1,570	2,226		2,623	(29)	(15)

Equity trading & investments	2,405	3,052		2,601	(21)	17

Private banking corporate & retail lending	2,490	2,286		2,174	9	5

International lending & counterparty exposures	3,294	4,384		3,974	(25)	10

Emerging markets	1,741	2,040		1,775	(15)	15

Real estate & structured assets [3]	2,012	3,421		4,984	(41)	(31)

Simple sum across risk categories	13,512	17,409		18,131	(22)	(4)

Diversification benefit	(3,684)	(4,759)		(4,979)	(23)	(4)

Position risk (99% confidence level for risk management purposes)	9,828	12,650		13,152	(22)	(4)

Position risk (99.97% confidence level for capital management purposes)	17,867	22,863		22,548	(22)	1

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 2 This category comprises fixed income trading, foreign exchange and commodity exposures. 3 This category comprises the real estate investments of the Group, commercial and residential real estate, ABS exposure and real estate acquired at auction.

Market risk
Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility. We define our market risk as potential changes in the fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

We devote considerable resources to ensure that market risk is comprehensively captured, accurately modeled and reported and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from the overall risk positions at the Group level down to specific portfolios. We use market risk measurement and management methods designed to meet or exceed industry standards. These include general tools capable of calculating comparable exposures across our many activities and focused tools that can specifically model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are VaR and scenario analysis. Additionally, our market risk exposures are reflected in our economic capital calculations. The risk management techniques and policies are regularly reviewed to ensure they remain appropriate.

Value at Risk
VaR measures the potential loss in terms of fair value changes due to adverse market movements over a given time interval at a given confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from interest rate, foreign exchange, equity and commodity options, money market and swap transactions and bonds. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates, prices and volatility serve as a basis for the statistical VaR model underlying the potential loss estimation. We use a ten-day holding period and a confidence level of 99% to model the risk in our trading portfolios. These assumptions are compliant with the standards published by the Basel Committee on Banking Supervision and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated to a one-day holding period level.

We use a historical simulation model for the majority of risk types and businesses within our trading portfolios. Where insufficient data is available for such an approach, an “extreme-move” methodology is used. The model is based on the profit and loss distribution resulting from historical changes in market rates, prices and volatility applied to evaluate the portfolio. This methodology also avoids any explicit assumptions on correlation between risk factors. We use a three-year historical dataset to compute VaR. To ensure that VaR responds appropriately in times of market stress, we introduced a new scaling technique in the fourth quarter that adjusts the level of VaR to reflect current market conditions more rapidly. This new technique, scaled VaR, adjusts VaR in cases where the short-term market volatility is higher than the long-term volatility from the full three year dataset. This results in a more responsive VaR model, as the impact of changes in overall market volatility is reflected almost immediately in the scaled VaR model. We monitor VaR on both an unscaled and scaled basis for risk management purposes.

Credit Suisse has approval from the FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators.

The VaR model uses assumptions and estimates that we believe are reasonable, but changes to assumptions or estimates could result in a different VaR measure. As a risk measure, VaR only quantifies the potential loss on a portfolio under normal market conditions. Other risk measures, such as scenario analysis, are used to estimate losses associated with unusually severe market movements. VaR also assumes that price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, the risk predicted by VaR may be overestimated or underestimated.

Scenario analysis
We regularly perform scenario analysis for all of our businesses exposed to market risk to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed are specifically tailored towards their respective risk profile. In addition, to identify areas of risk concentration and potential vulnerability to stress events across the Group, we have developed a set of scenarios which are consistently applied across all businesses. Key scenarios include significant movements in credit markets, interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default and recovery rates. We also use combination scenarios, which consider the impact of significant, simultaneous movements across a broad range of markets and asset classes, to analyze the impact of wider market turbulence. The scenario analysis framework also considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and support their risk management.

Scenario analysis estimates the impact that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios. Scenarios are typically defined in light of past economic or financial market stress periods, but statistical analysis is also used to define the less severe scenarios in the framework.

Scenario analysis estimates the loss that could arise if specific events in the economy or in financial markets were to occur. Seldom do past events recur in exactly the same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

The scenario analysis framework is periodically reviewed to help ensure that it remains relevant given changes in portfolio composition and market conditions. Each primary scenario is typically run at several different levels of severity to provide information on possible losses over a range of market circumstances. In response to the financial market turbulence experienced in 2008, the parameter shocks for most types of scenarios were updated to reflect more volatile market conditions, particularly for credit and mortgage-related positions. Several new scenarios were also introduced to focus on specific markets or risks, including underwriting, basis and regional risks. Finally, a new combination scenario was introduced that incorporated more severe market changes.

Trading portfolios
Risk measurement and management
We assume market risk in our trading portfolios primarily through the trading activities of the Investment Banking segment. Our other segments also engage in trading activities, but to a much lesser extent.

For the purposes of this disclosure, VaR is used to quantify market risk in the trading portfolio, which includes those financial instruments treated as part of the trading book for regulatory capital purposes. This classification of assets as trading is done for purposes of analyzing our market risk exposure, not for financial statement purposes.

We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risk factors and locations.

Development of trading portfolio risks
The table entitled “One-day, 99% VaR” shows our trading-related market risk exposure, as measured by one-day, 99% VaR. The VaR in the table has been calculated using a three-year historical dataset. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily currency translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

Our one-day, 99% VaR as of December 31, 2008 was CHF 123 million, compared to CHF 216 million as of December 31, 2007. The average VaR was CHF 178 million for 2008, compared to CHF 115 million for 2007. VaR declined significantly in the second half of 2008 due to active risk reduction programs in equity trading, commercial and residential mortgages and commodities trading. The decline in VaR due to these exposure reductions was partly offset as increased market volatility was included in the historical dataset used to calculate VaR. After adjusting for data and methodology changes during the year, the December 31, 2008 VaR would have shown a significant decrease compared to December 31, 2007.

One-day, 99% VaR

in / end of period	Interest rate and credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total VaR	Total scaled VaR

2008 (CHF million)

Average	149	22	36	65	(94)		178	252

Minimum	103	7	18	29	–	[1]	123	160

Maximum	232	57	60	126	–	[1]	272	360

End of period	107	16	18	39	(57)		123	185

2007 (CHF million)

Average [2]	74	25	17	79	(80)		115	148

Minimum [2]	46	8	8	51	–	[1]	56	60

Maximum [2]	131	58	36	126	–	[1]	216	320

End of period [2]	124	48	31	91	(78)		216	291

2006 (CHF million)

Average	57	19	10	59	(65)		80	81

Minimum	42	9	6	44	–	[1]	53	53

Maximum	82	38	20	90	–	[1]	124	124

End of period	62	24	15	57	(69)		89	89

1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit. 2 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends.

Scaled VaR as of December 31, 2008 was CHF 185 million, compared to CHF 291 million as of December 31, 2007, and average scaled VaR was CHF 252 million for 2008, compared to CHF 148 million for 2007.

Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with scaled VaR calculated using a one-day holding period. A backtesting exception occurs when the daily loss exceeds the daily scaled VaR estimate.

We had 25 backtesting exceptions in 2008, compared with nine backtesting exceptions in 2007. These exceptions were calculated using the scaled VaR model following its introduction in the fourth quarter. The backtesting exceptions in 2008 were primarily driven by extreme movements in US mortgage markets, particularly in the first quarter, coupled with contagion effects across the wider credit, equity, interest rate and foreign exchange markets throughout 2008. The VaR model is subject to regular assessment and evaluation to seek to maintain accuracy given current market conditions and positions. In response to the backtesting performance, we made a series of changes to the methodology in 2008 to enhance the modeling of structured credit products, to improve the capture of basis risk and to make the VaR model more responsive to sharp increases in market volatility. VaR also increased as more volatile data for 2008 replaced less volatile data from 2005. If these methodology and data changes had been in place at the start of 2008, we would have experienced significantly fewer backtesting exceptions for the year. The output of our VaR model is used in the calculation of our regulatory capital requirement for market risk. For further information, refer to Treasury management – Capital management – Description of regulatory approaches.

The histogram entitled “Actual daily trading revenues” compares the actual trading revenues for 2008 with those for 2007 and 2006. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities.

Banking portfolios
Risk measurement and management
The market risks associated with our non-trading portfolios primarily relate to asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments. All of our businesses and the Corporate Center have non-trading portfolios that carry some market risks.

The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including economic capital, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with our non-trading portfolios are measured using sensitivity analysis. The sensitivity analysis for the non-trading activities measures the amount of potential change in economic value resulting from specified hypothetical shocks to market factors. It is not a measure for the potential impact on reported earnings in the current period, since the non-trading activities generally are not marked to market through earnings.

Development of non-trading portfolio risks
We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing and client behavior on the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one-basis-point parallel increase in yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 5.3 million as of December 31, 2008, compared to a decrease of CHF 4.4 million as of December 31, 2007. The change was mainly due to the impact of hybrid capital instruments issued in 2008. Non-trading interest rate risk is assessed using other measures including the potential value change resulting from a significant change in yield curves in relation to total eligible regulatory capital, which is regularly assessed on a consolidated and legal entity basis. As of December 31, 2008, the fair value impacts of an adverse 200-basis-point move in yield curves and of a statistical one-year, 99% adverse change in yield curves in relation to total eligible regulatory capital were 2.45% and 1.29%, respectively, which are significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk.

Our non-trading equity portfolio includes positions in hedge funds, private equity and other instruments. These positions may not be strongly correlated with general equity markets. Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would be a decrease of approximately CHF 542 million in the value of the non-trading portfolio as of December 31, 2008, compared to a decrease of approximately CHF 515 million in the value of the non-trading portfolio as of December 31, 2007. The impact for 2007 has been restated in order to show meaningful trends. The main reason for the change was an increase in private equity and hedge fund exposures.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would be a decrease of approximately CHF 29 million in the value of the non-trading portfolio as of December 31, 2008 compared to a decrease of less than CHF 1 million as of December 31, 2007. The main reason for the change was an increase in holdings of carbon credits.

For details of the exposure to foreign exchange risk in our non-trading portfolio, refer to Treasury management – Foreign exchange exposure and interest rate management.
Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.

Credit risk management approach
Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, diligent ongoing monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Our credit risk management framework is regularly refined and covers all banking business areas that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business and comprises seven core components:

– individual counterparty rating systems;
– transaction rating systems;
– a counterparty credit limit system;
– country concentration limits;
– risk-based pricing methodologies;
– active credit portfolio management; and
– a credit risk provisioning methodology.
We evaluate credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers analyze credit requests and assign internal ratings based on their analysis and evaluation of the client’s creditworthiness and the type of credit transaction.

Counterparty and transaction rating
We have developed a set of credit rating models tailored for different client segments in both Private Banking and Investment Banking (for example, international corporates, financial institutions, asset finance, small and medium-sized entities, commodity traders, residential mortgages) for the purpose of internally rating counterparties to whom we are exposed to credit risk as the contractual party to a loan, loan commitment or OTC derivative contract. The models are built from statistical data and then subject to a thorough business review before implementation. Each credit rating model is validated independently prior to implementation and on a regular basis. At the time of initial credit approval and review, relevant quantitative data (such as financial statements and financial projections) and qualitative factors relating to the counterparty are used in the models and result in the assignment of a credit rating or PD, which measures the counterparty’s risk of default over a one-year period. To ensure that ratings are consistent and comparable across all businesses, we have used an internal rating scale which is benchmarked to the external rating agencies using the historical PD associated with external ratings. The relationship between the PD and external agency ratings is reviewed annually and adjustments are made to calibrate the internal rating classification to the assumed PD in the external ratings.

Additionally, an estimate of expected loss in the event of a counterparty default is assigned based on the structure of each transaction. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the LGD assumption to estimate the potential credit loss. LGD represents the expected loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and, in certain areas, the type of counterparty. These credit risk estimates are used consistently for the purposes of business and credit portfolio steering, credit policy, approval and monitoring, management reporting, risk-adjusted performance measurement, economic capital measurement and allocation and certain financial accounting purposes. The overall internal credit rating system has been approved by the FINMA for application under the Basel II A-IRB approach. This approach also allows us to price transactions involving credit risk more accurately, based on risk/return estimates.

Credit approval process and provisioning
Senior credit managers make credit decisions on a transaction-by-transaction basis, at authority levels reflecting the amount and complexity of the transactions and the overall exposures to counterparties and their related entities. These approval authority levels are set by each legal entity.

A system of credit limits is used to manage individual counterparty credit risk. Other limits are also established to address concentration risk in the portfolio, including a comprehensive set of country limits and limits for certain products. Credit exposures to individual counterparties, industry segments or product groupings and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees, taking current market conditions and trend analysis into consideration. We regularly analyze our industry diversification and concentrations.

A rigorous credit quality review process provides an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include current and projected business and economic conditions, historical experience, regulatory requirements and concentrations of credit by industry, country, product and counterparty rating. Regularly updated watch lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers and acquisitions, earnings weaknesses and lawsuits.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. We regularly review the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk-related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure or non-interest-earning exposure, and the exposures are generally managed within credit recovery units. The Credit Portfolio and Provisions Review Committee regularly determines the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held for sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges, as of December 31, 2007 and 2008.

Credit risk

end of	2008	2007

Credit risk (CHF million)

Balance sheet
Gross loans	237,463	241,788

of which reported at fair value	32,314	31,047

Loans held-for-sale	23,166	47,975

Traded loans	2,846	15,906

Derivative instruments [1]	108,620	99,550

Total balance sheet	372,095	405,219

Off-balance sheet
Loan commitments	238,128	249,025

Credit guarantees and similar instruments	7,493	9,469

Irrevocable commitments under documentary credits	4,220	5,970

Total off-balance sheet	249,841	264,464

Total credit risk	621,936	669,683

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loans and loan commitments
Loans where we have the intention and ability to hold to maturity are initially recognized at fair value, including direct and incremental transactions costs, and subsequently valued at amortized cost less any provision for impairment. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client. Loans and loan commitments for which the fair value option (SFAS 159) is elected are reported at fair value with changes in fair value reported in trading revenues.

Loans and loan commitments

end of	2008	2007

Loans and loan commitments (CHF million)

Gross loans	237,463	241,788

of which Private Banking	175,758	176,393

of which Investment Banking	61,625	65,259

Loan commitments	238,128	249,025

Total loans and loan commitments	475,591	490,813

of which Private Banking	337,220	309,899

of which Investment Banking [1]	135,274	178,394

1 Excludes non-rated positions of CHF 1,357 million and of CHF 688 million in 2008 and 2007, respectively, representing unsettled positions in non-broker dealer entities.

Risk mitigation
We actively manage our credit exposure utilizing credit hedges and collateral, such as cash and marketable securities. A large part of the Private Banking lending portfolio, primarily within the BBB counterparty rating classes, is collateralized by securities which can be readily liquidated. In Investment Banking we manage credit exposures primarily with credit hedges and monetizable collateral. Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of credit default swaps.

The following tables illustrate the effects of risk mitigation on a combined exposure of loans and loan commitments.
Loans and loan commitments - Private Banking

end of			2008				2007

Internal counterparty ratings	Gross exposure	Cash collateral and marketable securities	Net exposure		Gross exposure	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	1,406	(29)	1,377		1,057	(12)	1,045

AA	2,973	(32)	2,941		4,432	(24)	4,408

A	19,980	(1,211)	18,769		14,206	(785)	13,421

BBB	231,354	(130,609)	100,745		212,437	(113,102)	99,335

BB	75,609	(4,844)	70,765		71,572	(4,332)	67,240

B	3,755	(91)	3,664		4,374	(67)	4,307

CCC	345	(5)	340		283	0	283

D	1,798	(456)	1,342		1,538	(17)	1,521

Total loans and loan commitments	337,220	(137,277)	199,943	[1]	309,899	(118,339)	191,560	[1]

Includes irrevocable credit facilities and unused credit limits which can be revoked at our sole discretion upon notice to the client.
1 In addition, we have a synthetic collateralized loan portfolio, Clock Finance No. 1, which effectively transfers the first loss credit risk on a CHF 4.8 billion portfolio of originated loans within Corporate & Retail Banking to capital market investors.

Loans and loan commitments - Investment Banking

end of					2008						2007

Internal counterparty ratings	Gross exposure		Credit hedges	Cash collateral and marketable securities	Net exposure		Gross exposure		Credit hedges	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	9,503		0	(554)	8,949		8,928		0	(337)	8,591

AA	18,885		(1,662)	(478)	16,745		18,096		(2,614)	(51)	15,431

A	30,889		(5,349)	(3,754)	21,786		37,290		(7,265)	(4,205)	25,820

BBB	34,233		(12,190)	(438)	21,605		42,789		(15,625)	(631)	26,533

BB	14,056		(2,604)	(499)	10,953		20,366		(3,356)	(595)	16,415

B	22,334		(2,500)	(827)	19,007		42,296		(4,248)	(2,367)	35,681

CCC	4,024		(787)	(147)	3,090		5,724		(526)	(153)	5,045

CC	85		0	0	85		541		(301)	0	240

C	552		0	0	552		340		0	0	340

D	713		(37)	(6)	670		2,024		(1)	0	2,023

Total loans and loan commitments	135,274	[1]	(25,129)	(6,703)	103,442	[1]	178,394	[1]	(33,936)	(8,339)	136,119	[1]

Includes undrawn irrevocable credit facilities.
1 Excludes non-rated positions of CHF 1,357 million and of CHF 688 million in 2008 and 2007, respectively, representing unsettled positions in non-broker dealer entities.

Loss given default
The Private Banking LGD measurement system takes into account collateral pledged against the exposure and guarantees received. The LGD measurement system is validated independently on a regular basis and has been approved by the regulatory authorities for application in the Basel II A-IRB approach. The concentration in BBB and BB rated counterparties with low LGD exposure largely reflects the Private Banking residential mortgage business, which is highly collateralized. In Investment Banking, the LGD measurement is primarily determined by the seniority ranking of the exposure, with the exposure adjusted for risk mitigation and guarantees received. The tables below present our loans, net of risk mitigation, across LGD buckets for Private Banking and Investment Banking.

Loans - Private Banking

end of 2008								Loss given default buckets

Internal counterparty ratings	Funded gross exposure	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	631	630	329	158	41	9	79	14

AA	2,001	1,993	385	1,102	170	33	287	16

A	12,446	12,225	4,604	4,182	2,310	453	598	78

BBB	100,158	70,532	29,996	15,080	17,255	2,587	5,569	45

BB	55,904	54,178	13,687	11,621	20,055	4,162	3,535	1,118

B	3,006	2,987	1,015	480	971	272	248	1

CCC	125	125	62	12	31	20	0	0

D	1,487	1,269	94	176	268	283	387	61

Total loans	175,758	143,939	50,172	32,811	41,101	7,819	10,703	1,333

Loans - Investment Banking

end of 2008										Loss given default buckets

Internal counterparty ratings	Funded gross exposure		Funded net exposure		0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	921		755		0	0	5	750	0	0

AA	7,278		7,202		81	0	105	7,016	0	0

A	9,350		5,376		0	0	642	4,734	0	0

BBB	17,572		10,327		117	0	4,523	5,687	0	0

BB	7,927		6,271		8	0	3,597	2,666	0	0

B	12,673		10,168		146	0	7,008	2,790	224	0

CCC	3,297		2,518		62	0	1,338	963	59	96

CC	70		70		0	0	20	50	0	0

C	543		543		433	0	110	0	0	0

D	637		600		7	0	533	60	0	0

Total loans	60,268	[1]	43,830	[1]	854	0	17,881	24,716	283	96

1 Excludes non-rated positions of CHF 1,357 million representing unsettled positions in non-broker dealer entities.

Loans
Compared to the end of 2007, gross loans decreased CHF 4.3 billion, or 2%. In Private Banking, the loan book of Corporate & Retail Banking in Switzerland continued to grow during 2008, while the decrease in loans within Wealth Management mainly reflected loan repayments as clients deleveraged their portfolios in the fourth quarter as a result of the unprecedented market dislocations. In Investment Banking, gross loans decreased 6% to CHF 61.6 billion, due to decreases in commercial and industrial loans, partially offset by increased loans to financial institutions. The decreases in commercial and industrial loans were largely due to risk reduction in our leveraged finance exposures.

For further information on our loan portfolio, refer to IX – Additional information – Statistical information.
Loans

								Private Banking		Investment Banking		Other	[1]		Credit Suisse

			Wealth Management			Corporate & Retail Banking

end of	2008		2007		2008	2007	2008	2007	2008	2007	2008	2007		2008	2007

Loans (CHF million)

Mortgages	32,759		31,450		47,824	48,128	80,583	79,578	0	0	0	0		80,583	79,578

Loans collateralized by securities	20,898		23,267		252	202	21,150	23,469	0	0	0	0		21,150	23,469

Consumer finance	771		916		4,077	3,786	4,848	4,702	1,292	1,017	0	0		6,140	5,719

Consumer loans	54,428		55,633		52,153	52,116	106,581	107,749	1,292	1,017	0	0		107,873	108,766

Real estate	5,437		4,996		16,399	15,888	21,836	20,884	1,869	2,675	0	0		23,705	23,559

Commercial and industrial loans	7,999		10,661		29,353	27,910	37,352	38,571	31,577	36,788	0	11		68,929	75,370

Loans to financial institutions	3,737		4,970		5,058	2,803	8,795	7,773	24,670	22,349	80	125		33,545	30,247

Governments and public institutions	32		67		1,162	1,349	1,194	1,416	2,217	2,430	0	0		3,411	3,846

Corporate and institutional loans	17,205	[2]	20,694	[2]	51,972	47,950	69,177	68,644	60,333	64,242	80	136		129,590	133,022

Gross loans	71,633		76,327		104,125	100,066	175,758	176,393	61,625	65,259	80	136		237,463	241,788

of which reported at fair value	–		–		–	–	–	–	32,314	31,047	–	–		32,314	31,047

Net (unearned income) / deferred expenses	13		12		21	40	34	52	(61)	(72)	0	0		(27)	(20)

Allowance for loan losses [3]	(165)		(74)		(747)	(865)	(912)	(939)	(727)	(295)	0	0		(1,639)	(1,234)

Net loans	71,481		76,265		103,399	99,241	174,880	175,506	60,837	64,892	80	136		235,797	240,534

Impaired loans (CHF million)

Non-performing loans	306		101		582	638	888	739	748	234	0	0		1,636	973

Non-interest-earning loans	40		31		236	346	276	377	0	0	0	0		276	377

Total non-performing and non-interest-earning loans	346		132		818	984	1,164	1,116	748	234	0	0		1,912	1,350

Restructured loans	0		0		2	7	2	7	8	42	0	0		10	49

Potential problem loans	65		6		312	366	377	372	426	175	0	0		803	547

Total other impaired loans	65		6		314	373	379	379	434	217	0	0		813	596

Gross impaired loans [3]	411		138		1,132	1,357	1,543	1,495	1,182	451	0	0		2,725	1,946

of which with a specific allowance	386		137		967	1,182	1,353	1,319	1,180	244	0	0		2,533	1,563

of which without a specific allowance	25		1		165	175	190	176	2	207	0	0		192	383

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	74		78		865	1,150	939	1,228	295	255	0	1		1,234	1,484

Change in accounting	0		0		0	0	0	0	0	(61)	0	0		0	(61)

Net movements recognized in statements of operations	117		4		20	(62)	137	(58)	448	99	0	(1)		585	40

Gross write-offs	(24)		(6)		(180)	(267)	(204)	(273)	(26)	(22)	0	0		(230)	(295)

Recoveries	1		0		48	64	49	64	40	29	0	0		89	93

Net write-offs	(23)		(6)		(132)	(203)	(155)	(209)	14	7	0	0		(141)	(202)

Provisions for interest	7		(1)		1	(16)	8	(17)	11	16	0	2		19	1

Foreign currency translation impact and other adjustments, net	(10)		(1)		(7)	(4)	(17)	(5)	(41)	(21)	0	(2)		(58)	(28)

Balance at end of period [3]	165		74		747	865	912	939	727	295	0	0		1,639	1,234

of which a specific allowance	142		50		557	731	699	781	468	68	0	1		1,167	850

of which an inherent credit loss allowance	23		24		190	134	213	158	259	227	0	(1)		472	384

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.2		0.8	1.0	0.7	0.6	2.6	0.7	–	–		0.9	0.6

Gross impaired loans / Gross loans [4]	0.6		0.2		1.1	1.4	0.9	0.8	4.0	1.3	–	–		1.3	0.9

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	47.7		56.1		91.3	87.9	78.4	84.1	97.2	126.1	–	–		85.7	91.4

Allowance for loan losses / Gross impaired loans [3]	40.1		53.6		66.0	63.7	59.1	62.8	61.5	65.4	–	–		60.1	63.4

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 17 – Loans in V – Consolidated financial statements – Credit Suisse Group.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 15,572 million and CHF 19,629 million were secured by financial collateral and mortgages in 2008 and 2007, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Impaired loans
A loan held for investment, valued at amortized cost, is considered impaired when we believe it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans exclude loans which are reported at fair value. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. We continue to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the consolidated statements of operations. In addition, for any accrued but unpaid interest at the date the loan is deemed non-performing, a corresponding provision is booked against the accrual through the consolidated statements of operations. At the time a loan is deemed non-performing and on a periodic basis, the remaining principal is evaluated for collectability and an allowance is established for any shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest-earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis, any unreserved remaining principal balance is evaluated for collectability and an additional provision is established as required. A write-off of a loan occurs when it is determined that there is no possibility to recover the principal. Write-offs also occur due to the sale, settlement or restructuring of a loan, or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met.

Total gross impaired loans increased CHF 779 million to CHF 2.7 billion in 2008. Total non-performing and non-interest-earning loans increased CHF 562 million to CHF 1.9 billion and total other impaired loans increased CHF 217 million to CHF 813 million. In Investment Banking this was mainly the result of impairment on loans made to various borrowers in Asia. In Private Banking it was mainly the result of the deteriorating equity markets as increasing loan-to-value ratios of loans collateralized by securities led to margin calls which could not be cleared.

As of December 31, 2008, we had potential problem loans of CHF 803 million, an increase of CHF 256 million from the end of 2007. These loans are considered potential problem loans because, although interest payments are being made, doubt exists as to the timing and/or certainty of the repayment of contractual principal. These loans are classified as impaired.

Allowances and provisions for loan losses
We maintain valuation allowances on loans valued at amortized cost which we consider adequate to absorb losses inherent in from the existing credit portfolio. Valuation allowances are deducted from total assets while provisions are included in total liabilities. We provide for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Allowance for loan losses are reviewed on a quarterly basis by senior management.

In determining the amount of the credit provisions, loans are assessed on a case-by-case basis, and the following factors are considered:
– the financial standing of a customer based on financial and business information, including a realistic assessment of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;

– the extent of other commitments to the same customer;
– the realizable fair value of any collateral for the loans;
– the recovery rate; and
– the costs associated with obtaining repayment and realization of any such collateral.
Judgment is exercised in determining the extent of the valuation allowance and is based on management’s evaluation of the risk in the portfolio, current economic conditions, recent loss experience and credit and geographic concentration trends. Vulnerable sectors continue to be tracked and monitored closely, with active management leading to the requirement of collateral, the purchase of credit protection and/or the tightening of credit terms or maturities where appropriate.

Loan valuation allowances and provisions for inherent credit losses
In accordance with SFAS 5, an inherent loss allowance is estimated for all loans not specifically identified as impaired, which, on a portfolio basis, are considered to contain inherent loss. Inherent losses in the Private Banking lending portfolio are determined based on current risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In Investment Banking, loans are segregated by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.

Provision for credit losses
Net provisions charged to the statement of operations in 2008 were CHF 813 million, compared to CHF 240 million in 2007. The increase was driven primarily by provisions for loans in Investment Banking made to various borrowers in Asia, with the majority of the increase related to a single borrower, additional provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking, and provisions in Private Banking on loans collateralized by securities relating to the forced deleveraging of numerous client positions in highly volatile equity markets. A portion of these provisions was offset by gains on credit default swaps recorded in trading revenues. In addition, we expect additional loss mitigation from insurance coverage.

Loans held for sale
Loans which the Group has the intent to sell in the foreseeable future are considered held for sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. As there is no liquid market for these loans, they do not meet the criteria for trading assets. Loans held for sale are included in other assets. Gains and losses on loans held for sale are recorded in other revenues.

Traded loans
Traded loans are carried at fair value and meet the criteria for trading assets. These loans are secondary trading loans held with the intention to sell.
Derivative instruments
We enter into derivative contracts in the normal course of business for market-making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk.

Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

The replacement values of derivative financial instruments correspond to the fair values at the dates of the consolidated balance sheets and which arise from transactions for the account of customers or for our own account. Positive replacement values for a derivative constitute a receivable, exposed to credit risk. The fair value of a derivative is the amount for which it could be exchanged in an arm’s-length transaction between knowledgeable, willing parties.

The tables below illustrate how credit risk on derivatives receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow us to net the effect of derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable and there is intent to settle net with the counterparty. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us. The significant increases in replacement values in 2008 compared to 2007 were primarily the result of movements in the underlying asset prices, markets or reference rates.

For further information on derivatives and hedging activities, refer to Balance sheet, off-balance sheet and other contractual obligations – Off-balance sheet and Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.

Derivative instruments by maturity - Group

				2008				2007

end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value

Derivative instruments (CHF billion)

Interest rate products	56.7	220.7	438.3	715.7	22.3	76.3	138.3	236.9

Foreign exchange products	70.6	36.2	16.1	122.9	33.5	17.3	10.2	61.0

Precious metals products	1.5	0.5	0.1	2.1	1.4	0.9	0.1	2.4

Equity/index-related products	22.5	20.1	6.1	48.7	19.6	21.2	3.8	44.6

Credit derivatives	5.7	119.0	72.4	197.1	0.8	39.6	40.4	80.8

Other products	20.0	16.2	1.4	37.6	8.6	7.4	0.2	16.2

OTC derivative instruments	177.0	412.7	534.4	1,124.1	86.2	162.7	193.0	441.9

Exchange traded derivative instruments [1]				7.1				4.0

Netting agreements [1]				(1,022.6)				(346.3)

Total derivative instruments				108.6				99.6

of which recorded in trading assets				105.3				98.5

of which recorded in other assets				3.3				1.1

1 Taking into account legally enforceable netting agreements.

Derivative instruments by maturity - Bank

				2008				2007

end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value

Derivative instruments (CHF billion)

Interest rate products	56.8	220.7	438.3	715.8	22.3	76.3	138.5	237.1

Foreign exchange products	70.4	35.7	16.1	122.2	33.2	16.9	9.9	60.0

Precious metals products	1.5	0.5	0.1	2.1	1.4	0.9	0.1	2.4

Equity/index-related products	22.4	20.1	6.2	48.7	19.6	21.2	3.8	44.6

Credit derivatives	5.7	119.0	72.4	197.1	0.8	39.6	40.4	80.8

Other products	20.0	16.2	1.4	37.6	8.6	7.4	0.2	16.2

OTC derivative instruments	176.8	412.2	534.5	1,123.5	85.9	162.3	192.9	441.1

Exchange traded derivative instruments [1]				7.1				3.9

Netting agreements [1]				(1,022.4)				(346.6)

Total derivative instruments				108.2				98.4

of which recorded in trading assets				104.9				97.4

of which recorded in other assets				3.3				1.0

1 Taking into account legally enforceable netting agreements.

Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.

Derivative instruments by counterparty credit rating

		Group		Bank

end of	2008	2007	2008	2007

Derivative instruments (CHF billion)

AAA	8.7	12.5	8.7	12.4

AA	32.7	42.9	32.6	42.3

A	31.3	21.1	31.3	21.1

BBB	13.9	9.4	13.7	9.2

BB or lower	14.9	9.7	14.8	9.5

OTC derivative instruments	101.5	95.6	101.1	94.5

Exchange traded derivative instruments [1]	7.1	4.0	7.1	3.9

Total derivative instruments [1]	108.6	99.6	108.2	98.4

1 Taking into account legally enforceable netting agreements.

Derivative instruments are categorized as exposures from trading activities (trading) and those qualifying for hedge accounting (hedging). Trading includes activities relating to market-making, positioning and arbitrage. It also includes economic hedges where the Group enters into derivative contracts for its own risk management purposes, but where the contracts do not qualify for hedge accounting under US GAAP. Hedging includes contracts that qualify for hedge accounting under US GAAP, such as fair value hedges, cash flow hedges and net investment hedges.

Derivative instruments – Group

			Trading			Hedging	[1]

end of 2008	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	6,314.5	16.2	17.8	0.0	0.0	0.0

Swaps	20,169.7	638.5	628.2	181.4	1.5	1.0

Options bought and sold (OTC)	2,564.3	59.5	62.7	0.0	0.0	0.0

Futures	1,985.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	1,320.7	0.3	0.3	0.0	0.0	0.0

Interest rate products	32,354.2	714.5	709.0	181.4	1.5	1.0

Forwards	1,416.2	46.2	50.3	24.7	1.9	0.1

Swaps	814.8	46.1	46.2	0.0	0.0	0.0

Options bought and sold (OTC)	874.0	28.7	29.7	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	7.6	0.4	0.6	0.0	0.0	0.0

Foreign exchange products	3,135.2	121.4	126.8	24.7	1.9	0.1

Forwards	9.7	0.9	1.1	0.0	0.0	0.0

Swaps	0.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	21.8	1.2	1.0	0.0	0.0	0.0

Futures	2.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	0.2	0.0	0.0	0.0	0.0	0.0

Precious metals products	33.8	2.1	2.1	0.0	0.0	0.0

Forwards	11.3	2.3	0.0	0.0	0.0	0.0

Swaps	246.2	17.0	13.3	0.0	0.0	0.0

Options bought and sold (OTC)	326.8	29.4	30.2	0.0	0.0	0.0

Futures	42.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	490.4	2.4	2.0	0.0	0.0	0.0

Equity/index-related products	1,117.5	51.1	45.5	0.0	0.0	0.0

Credit derivatives	3,244.7	197.1	176.0	0.0	0.0	0.0

Forwards	40.9	5.0	4.9	0.0	0.0	0.0

Swaps	205.6	25.1	25.1	0.0	0.0	0.0

Options bought and sold (OTC)	78.9	7.5	7.6	0.0	0.0	0.0

Futures	156.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	49.2	4.5	4.4	0.0	0.0	0.0

Other products	530.6	42.1	42.0	0.0	0.0	0.0

Total derivative instruments	40,416.0	1,128.3	1,101.4	206.1	3.4	1.1

The notional amount for derivative instruments (trading and hedging) was CHF 40,622.1 billion and CHF 40,313.1 billion as of December 31, 2008 and 2007, respectively.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.

		2008		2007

end of	Positive replacement value	Negative replacement value	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	1,131.7	1,102.5	445.8	425.4

Replacement values (trading and hedging) after netting agreements [1]	108.6	94.8	99.6	79.2

1 Taking into account legally enforceable netting agreements.

Derivative instruments – Bank

			Trading			Hedging	[1]

end of 2008	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Interest rate products	32,358.6	714.6	709.0	178.7	1.5	0.9

Foreign exchange products	3,136.9	120.7	126.8	24.7	1.9	0.1

Precious metals products	33.5	2.1	2.0	0.0	0.0	0.0

Equity/index-related products	1,122.7	51.1	45.1	0.0	0.0	0.0

Credit derivatives	3,244.6	197.1	176.0	0.0	0.0	0.0

Other products	530.5	42.1	42.0	0.0	0.0	0.0

Total derivative instruments	40,426.8	1,127.7	1,100.9	203.4	3.4	1.0

The notional amount for derivative instruments (trading and hedging) was CHF 40,630.2 billion and CHF 40,279.3 billion as of December 31, 2008 and 2007, respectively.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.

		2008		2007

end of	Positive replacement value	Negative replacement value	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	1,131.1	1,101.9	444.8	424.6

Replacement values (trading and hedging) after netting agreements	108.2	94.1	98.4	78.0

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Our primary aim is the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Where appropriate, we transfer operational risks to third-party insurance companies.

Operational risk is inherent in most aspects of our activities and is comprised of a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. We therefore manage operational risk differently from market and credit risk. We believe that effective management of operational risk requires a common firm-wide framework with ownership residing with the management responsible for the relevant business process. Additionally, we have the central BORO team within the CRO function, which focuses on the coordination of consistent policy, tools and practices throughout the firm for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk framework, measurement methodology and capital calculations. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

Each individual business and management level takes responsibility for its own operational risks and the provision of adequate resources and procedures for the management of those risks. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. In addition to the quarterly firm-level CARMC meetings covering operational risk, operational risk exposures are discussed at divisional risk management committees, which have senior staff representatives from all the relevant functions. We utilize a number of firm-wide tools for the management, measurement, monitoring and reporting of operational risk. These include self-assessments, scenario analysis, key risk indicator reporting and the collection, reporting and analysis of internal and external loss data.

We have employed the same methodology to calculate economic capital for operational risk since 2000, and have approval from the FINMA to use a similar methodology for the Advanced Measurement Approach (AMA) under the Basel II Accord. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

Reputational risk
Our policy is to avoid any transaction or service that brings with it the risk of a potentially unacceptable level of damage to our reputation.
Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction or service, the identity or activity of a controversial potential client, the regulatory or political climate in which the business will be transacted and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk, the relevant business proposal or service is required to be submitted through the globally standardized reputational risk review process. This involves a vetting of the proposal by senior management and, by agreement, its subsequent referral to one of the four regional reputational risk approvers, each of whom is an experienced and high-ranked senior manager, independent of the business segments, who has authority to approve, reject, or impose conditions on our participation on the transaction or service. In order to inform our stakeholders about how we manage some of the environmental and social risks inherent to the banking business, we publish our Corporate Citizenship Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society.

Balance sheet, off-balance sheet and other contractual obligations
During 2008, we reduced our balance sheet by 14%, reflecting the accelerated implementation of our strategic plan. Most of our transactions are recorded on balance sheet, however we also enter into a number of transactions that may give rise to both on and off-balance sheet exposure.

Balance sheet
Total assets were CHF 1,170.4 billion as of the end of 2008, a decrease of 14% from the end of 2007. This was primarily driven by a 36% decrease in trading assets, reflecting the acceleration of the implementation of our strategic plan and risk reduction in Investment Banking. The decline in trading assets included a 27% decline in debt securities and 63% in equity securities, reflecting fair value reductions and risk reduction pursuant to our strategy. Total assets also decreased as a result of a 9% decline in central bank funds sold, securities purchased under resale agreements and securities borrowed transactions. Net loans decreased 2%, reflecting the decreases in leveraged finance exposures in Investment Banking and deleveraging in Wealth Management, offset in part by an increase in lending in Switzerland.

Total liabilities were CHF 1,138.0 billion as of the end of 2008, a decrease of 14% from the end of 2007. This was primarily driven by a 19% decrease in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions and a 23% decrease in trading liabilities. Customer deposits decreased 11%, mainly in time deposits outside Switzerland. Long-term debt declined 6%, mainly driven by a decline in the issuance of structured notes and the decline due to widening credit spreads on own debt carried at fair value, offset in part by the issuance of subordinated debt capital securities. As we reduce and exit certain businesses, our related funding needs decrease.

Balance sheet summary

		end of	% change

	2008	2007	08 / 07

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	269,028	296,709	(9)

Trading assets	342,778	532,083	(36)

Net loans	235,797	240,534	(2)

All other assets	322,747	291,354	11

Total assets	1,170,350	1,360,680	(14)

Liabilities and shareholders' equity (CHF million)

Due to banks	58,183	90,864	(36)

Customer deposits	296,986	335,505	(11)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	243,370	300,381	(19)

Trading liabilities	154,465	201,809	(23)

Long-term debt	150,714	160,157	(6)

All other liabilities	234,330	228,765	2

Total liabilities	1,138,048	1,317,481	(14)

Total shareholders' equity	32,302	43,199	(25)

Total liabilities and shareholders' equity	1,170,350	1,360,680	(14)

Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity, and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support.

Derivative instruments
We enter into derivative contracts in the normal course of business for market-making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign currency and credit risk. Derivatives give rise to on and off-balance sheet exposure.

Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures. A description of the key features of derivative instruments and the key objectives of holding or issuing these instruments is set out below.

The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and which arise from transactions for the account of customers and for our own account. Positive replacement values constitute a receivable, while negative replacement values constitute a payable. The fair value of a derivative is the amount for which that derivative could be exchanged between knowledgeable, willing parties in an arm’s-length transaction. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily quoted market prices where available and, in their absence, prevailing market rates for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

For further information on derivatives, refer to Risk management – Credit risk.
Swaps
Our swap agreements consist primarily of interest rate, equity and credit default swaps. We enter into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed upon notional amounts and maturities. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements. Credit default swaps are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

Options
We write option contracts specifically designed to meet the needs of customers and for trading purposes. These written options do not expose us to the credit risk of the customer because we, not our counterparty, are obligated to perform. At the beginning of the contract period, we receive a cash premium. During the contract period, we bear the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, we purchase or sell cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

We also purchase options to meet customer needs, for trading purposes and for hedging purposes. For purchased options, we obtain the right to buy or sell the underlying instrument at a fixed price on or before a specified date. During the contract period, our risk is limited to the premium paid. The underlying instruments for these options typically include fixed income and equity securities, foreign currencies and interest rate instruments or indices. Counterparties to these option contracts are regularly reviewed in order to assess creditworthiness.

Forwards and futures
We enter into forward purchase and sale contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, we enter into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading purposes and for hedging purposes.

Forward contracts expose us to the credit risk of the counterparty. To mitigate this credit risk, we limit transactions with specific counterparties, regularly review credit limits and adhere to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

Guarantees
In the normal course of business, guarantees and indemnifications are provided that contingently obligate Credit Suisse to make payments to the guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include, but are not limited to, customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by the Group regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in Group securities and other arrangements to provide gross-up payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

In connection with the sale of assets or businesses, we sometimes provide the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax or intellectual property matters, from the acquirer to the seller. We closely monitor all such contractual agreements to ensure that indemnification provisions are adequately provided for in our consolidated financial statements.

FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34” (FIN 45) requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of obligations undertaken for guarantees issued or amended after December 31, 2002.

For disclosure of our estimable maximum payment obligations under certain guarantees and related information, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.

Involvement with special purpose entities
In the normal course of business, we enter into transactions with, and make use of, SPEs. SPEs typically qualify either as QSPEs according to SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (SFAS 140) or VIEs according to FIN 46(R). At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

The majority of our securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the SPE must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. In accordance with SFAS 140, entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.

Securitization transactions are assessed in accordance with SFAS 140 for appropriate treatment of the assets transferred by us. Our investing or financing needs, or those of our clients, determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets under SFAS 140 applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting and related derecognition of the assets from consolidated balance sheets.

As a normal part of our business, we engage in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are entities which typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FIN 46(R), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. We consolidate all VIEs for which we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation. Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, we may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets and entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in our capacity as the prime broker for entities qualifying as VIEs. We also enter into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Further, we are involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where we act as structurer, manager, distributor, broker, market maker or liquidity provider. The economic risks associated with VIE exposures held by us, together with all relevant risk mitigation initiatives, are included in our risk management framework.

In light of the financial and credit market dislocations and the acceleration of the implementation of our strategy, we expect to enter into fewer securitizations transactions.
For further information and disclosure of our maximum exposure to loss, including with respect to a CP conduit where we act as the administrator and provider of liquidity and credit enhancement facilities, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.

We have raised hybrid tier 1 capital through the issuance of trust preferred securities by SPEs that purchase subordinated debt securities issued by us. These SPEs have no assets or operations unrelated to the issuance, administration and repayment of the trust preferred securities and are not consolidated by us under FIN 46(R).

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Total obligations decreased CHF 12.3 billion in 2008 to CHF 156.4 billion, primarily reflecting a decrease in long-term debt obligations of CHF 9.4 billion to CHF 150.7 billion.

For further information on long-term debt and the related interest commitments, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group. For further information on commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.

Contractual obligations and other commercial commitments – Group

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Obligations (CHF million)

Long-term debt obligations [1]	26,996	45,740	33,843	44,135	150,714

Capital lease obligations	4	11	15	118	148

Operating lease obligations	468	821	655	1,871	3,815

Purchase obligations	437	349	907	0	1,693

Total obligations [2]	27,905	46,921	35,420	46,124	156,370

1 For further information on long-term debt obligations, refer to Treasury management and Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group. 2 Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 1,421 million as of December 31, 2008, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. For further information on pension and other post-retirement benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.

end of	2008	2007

Short-term obligations (CHF million)

Deposits (due to banks and customer deposits)	355,169	426,369

Short-term borrowings	10,964	19,390

Brokerage payables	93,323	55,808

Trading account liabilities	154,465	201,809

Total short-term obligations	613,921	703,376

Contractual obligations and other commercial commitments – Bank

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total

Obligations (CHF million)

Long-term debt obligations [1]	26,015	44,112	32,356	46,067	148,550

Capital lease obligations	4	11	15	118	148

Operating lease obligations	451	793	633	1,728	3,605

Purchase obligations	430	344	907	0	1,681

Total obligations	26,900	45,260	33,911	47,913	153,984

1 For further information on long-term debt obligations, refer to Treasury management and Note 23 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank).

end of	2008	2007

Short-term obligations (CHF million)

Deposits (due to banks and customer deposits)	341,958	414,577

Short-term borrowings	10,182	14,398

Brokerage payables	93,426	55,823

Trading account liabilities	153,718	200,575

Total short-term obligations	599,284	685,373

Impact on results of the events in the mortgage and credit markets
Our results in 2008 and 2007 reflected the dislocation in the mortgage, financial and credit markets that emerged from the US subprime mortgage market and subsequently spread to other markets and asset classes. This primarily impacted Investment Banking’s leveraged finance and structured products businesses and Asset Management’s securities purchased from its money market funds, however the market dislocation intensified in 2008 and spread to other asset classes. In addition, Private Banking was also adversely affected due to a significant decline in assets under management and its obligations relating to ARS and its commitments to buy back from certain clients structured notes issued by Lehman Brothers.

For further information relating to the impact on results, refer to II – Operating and financial review – Private Banking, - Investment Banking and – Asset Management.
Credit Suisse continues to have exposure to markets and instruments impacted by the dislocation in the mortgage, financial and credit markets and our future results are dependent upon how market conditions evolve and when liquidity re-enters the market. As a result, the fair value of these instruments may deteriorate further and be subject to further valuation reductions.

IV – Corporate governance
Overview
Shareholders
Board of Directors
Executive Board
Compensation
Additional information
Overview
Complying with rules and regulations
Credit Suisse’s corporate governance complies with internationally accepted standards. We are committed to safeguarding the interests of our stakeholders and recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of the Group and our management and assists investors in their investment decisions.

We fully adhere to the principles set out in the Swiss Code of Best Practice, including its appendix stipulating recommendations on the process for setting compensation for the Board of Directors (Board) and the Executive Board. In connection with our primary listing on the SIX, we are subject to the SIX Directive on Information Relating to Corporate Governance. Our shares are also listed on the NYSE in the form of ADS. As a result, we are subject to certain US rules and regulations. Moreover, we adhere to the NYSE’s Corporate Governance Listing Standards (NYSE standards), with a few exceptions where the rules are not applicable to foreign private issuers.

The following are the significant differences between our corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE:
– Approval of employee benefit plans: the NYSE standards require shareholder approval of the establishment of, and material revisions to, all equity compensation plans. We comply with Swiss law, which requires that shareholders approve the creation of conditional capital used to set aside shares for employee benefit plans and other equity compensation plans, but does not require shareholders to approve the terms of those plans.

– Risk Assessment and Risk Management: the NYSE standards allocate to the Audit Committee responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken, while at Credit Suisse these duties are assumed by the Risk Committee. Whereas our Audit Committee members satisfy the NYSE independence requirements, our Risk Committee may include non-independent members.

– Reporting: the NYSE standards require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board reports directly to the shareholders and the committees submit their reports to the full Board.

– Appointment of the external auditor: the NYSE standards require the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the external auditor must be approved by our shareholders at the AGM based on the proposal of the Board, which receives the advice and recommendation of the Audit Committee.

Corporate governance framework
Our corporate governance policies and procedures are defined in a series of documents governing the organization and management of the company. The Board has adopted a set of Corporate Governance Guidelines aimed at explaining and promoting an understanding of our governance structures. These guidelines form the basis of a sound corporate governance framework and refer to other documents that regulate aspects of governance in greater detail. Other important corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance/en/, include:

– AoA, which define the purpose of the business and the basic organizational framework;
– OGR, which define the responsibilities and sphere of authority of the various bodies within the Group, as well as the relevant reporting procedures;
– The Board of Directors Charter, which outlines the organization and responsibilities of the Board;
– The Board of Directors Committee Charters, which define the duties and responsibilities of each committee; and
– The Code of Conduct, which establishes a common set of values across the organization and guides our efforts to inspire and maintain the trust and confidence of all our stakeholders. The Code of Conduct, which is binding on all our employees worldwide, was first established in 1999 and was revised in 2008. The Code of Conduct also implements requirements stipulated under SOX by including provisions on ethics for our CEO and our principal financial and accounting officers and other persons performing similar functions. No waivers to the Code of Conduct have been made since its adoption. Information regarding any future amendments or waivers granted will be published on our website.

Company
Credit Suisse Group AG is registered as a Swiss corporation in the Commercial Register of the Canton of Zurich under the registration number CH-020.3.906.075-9 and has its registered offices in Zurich, Switzerland. The authorized representative in the US for the Group and the Bank is Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010. Our business purpose, as set forth in Article 2 of our AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. We have the power to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing. We also have the power to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Our business consists of three operating divisions: Private Banking, Investment Banking and Asset Management. The three divisions are complemented by Shared Services and a regional management structure.

A detailed review of our operating results can be found in II – Operating and financial review. For a list of significant subsidiaries and associated entities, refer to Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group. With the exception of Neue Aargauer Bank AG, Aarau, Switzerland, 99% of which is held by Credit Suisse Group and which is listed on the SIX (Swiss Security Number 397719, market capitalization of CHF 2,030 million as of December 31, 2008), no other subsidiaries have shares listed on the SIX or any other stock exchange.

For further information on our structure, refer to I – Information on the company.
The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and members of senior management. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents or financing providers), other than at arm’s length, must be repaid to the corporation if the shareholder or director was acting in bad faith.

Neither Swiss law nor our AoA restrict our power to borrow and raise funds in any way. The decision to borrow funds is passed by or under the direction of our Board, with no shareholders’ resolution required.

Employees
As of December 31, 2008, we employed 47,800 employees worldwide. Of the total number of employees, 21,000 were employed in Switzerland and 26,800 were employed abroad.
The number of employees decreased by 300 full-time equivalents compared to the end of 2007. While Private Banking increased its workforce by 1,200 full-time equivalents during 2008, Investment Banking and Asset Management reduced their workforce in the same period by 900 and 600 full-time equivalents, respectively. The growth in Private Banking was primarily due to our hiring additional relationship managers in targeted markets of Wealth Management. The reductions in Investment Banking and Asset Management, on the other hand, reflect the accelerated implementation of our strategic plan. In addition, a reduction of 400 full-time equivalents in Asset Management related to the agreement to sell part of the global investors business. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.

Number of employees
			end of	% change

	2008	[1]	2007	08 / 07

Number of employees (full-time equivalents)

Wealth Management	15,400		14,300	8

Corporate & Retail Banking	9,000		8,900	1

Private Banking	24,400		23,200	5

Investment Banking	19,700		20,600	(4)

Asset Management	3,000	[2]	3,600	(17)

Corporate Center	700		700	0

Number of employees	47,800		48,100	(1)

of which Switzerland	21,000		21,000	0

of which abroad	26,800		27,100	(1)

1 Excludes 2,600 employees in connection with the accelerated implementation of our strategic plan. 2 Excludes 400 employees in connection with the agreement to sell part of the global investors business.

Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for inquiries.
All shareholders registered in our share register automatically receive an invitation to our AGM including an order form to receive the Credit Suisse Annual Report and other reports. Each registered shareholder will automatically receive a quarterly shareholders’ letter providing an overview on our performance in a short and concise format. In addition, we produce detailed quarterly reports on our financial performance.

Shareholders can elect whether they would like to regularly receive the quarterly reports. All of these reports and other regularly updated information can be found on our website at www.credit-suisse.com/investors.

Articles of Association
For a summary of the material provisions of our AoA and the Swiss Code of Obligations as they relate to our shares, refer to Shareholders and Additional information – Changes of control and defense measures. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the AoA. Copies of our AoA and the Articles of Association of the Bank are available at our main office, Paradeplatz 8, CH 8070 Zurich, Switzerland, or on our website www.credit-suisse.com.

Indemnification
Neither our AoA nor Swiss statutory law contains provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. It is our policy to indemnify current and former directors and/or employees against certain losses and expenses in respect of service as a director or employee of us, one of our affiliates or another entity that we have approved, subject to specific conditions or exclusions. We maintain directors’ and officers’ insurance for our directors and officers.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2008 was CHF 47,385,426 divided into 1,184,635,653 registered shares, with a nominal value of CHF 0.04 per share. Our shares are listed on the SIX and in the form of ADS on the NYSE. For details on the shareholder rights associated with our shares, refer to Shareholder rights.

For information on changes to share capital and authorized and conditional capital during the year, refer to Note 9 – Share capital, conditional and authorized capital of Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group as well as in our AoA (Articles 26, 26a-c and 27). For the previous two years’ information, refer to our 2007 Annual Report.

Shareholder base
We have a broad shareholder base. As of December 31, 2008, 148,621 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of Credit Suisse Group.

As of December 31, 2008, 58.8 million, or 5.0%, of the issued shares were in the form of ADS, and 15 million, or 1.3%, of the outstanding shares were registered in the name of US domiciled shareholders (excluding nominees).

Distribution of Credit Suisse Group shares
				2008				2007

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Distribution of Credit Suisse Group shares

Swiss	135,630	91	106,445,010	9	100,922	86	86,883,127	7

Foreign	6,698	5	10,181,518	1	11,086	9	9,243,262	1

Private investors	142,328	96	116,626,528	10	112,008	95	96,126,389	8

Swiss	5,142	3	169,111,356	14	4,349	4	106,933,533	9

Foreign	1,151	1	387,219,080	33	1,238	1	414,938,093	36

Institutional investors	6,293	4	556,330,436	47	5,587	5	521,871,626	45

Shares registered in share register	148,621	100	672,956,964	57	117,595	100	617,998,015	53

of which Switzerland	140,772	95	275,556,366	23	111,175	95	173,359,024	15

of which Europe	4,825	3	177,567,581	15	4,110	3	259,527,785	22

of which US	409	0	179,614,463	15	414	0	115,438,500	10

of which Other	2,615	2	40,218,554	3	1,896	2	69,672,706	6

Shares not registered in share register	–	–	511,678,689	43	–	–	544,464,125	47

Total shares issued	148,621	100	1,184,635,653	100	117,595	100	1,162,462,140	100

Institutional investors by industry
				2008				2007

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Institutional investors by industry

Banks	55	0	51,076,268	4	36	0	828,870	0

Insurance companies	132	0	8,865,052	1	131	0	6,495,857	1

Pension funds	1,230	1	37,681,790	3	1,257	1	31,009,503	3

Investment trusts	271	0	57,878,820	5	270	0	53,848,823	5

Other trusts	919	1	4,536,924	0	887	1	4,059,245	0

Governmental institutions	8	0	5,702,487	0	11	0	6,090,335	1

Other	3,430	2	38,861,986	3	2,760	2	60,841,808	5

Direct entries	6,045	4	204,603,327	17	5,352	5	163,174,441	14

Fiduciary holdings	248	0	351,727,109	30	235	0	358,697,185	31

Total institutional investors	6,293	4	556,330,436	47	5,587	5	521,871,626	45

The information provided in the tables reflects the distribution of shares as registered in our share register. Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base is composed of 10% private investors, 72% institutional investors and 18% other investors. The geographical break down of our institutional investors is as follows: 17% Switzerland, 11% other continental Europe, 21% the UK and Ireland, 34% the US and 17% the rest of the world.

Significant shareholders
Under SESTA, anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, we must disclose in the notes to our annual consolidated financial statements the identity of any shareholders who own in excess of 5% of our shares. The following provides a summary of the disclosure notifications pertaining to the holdings of significant shareholders (in alphabetical order). In line with the SESTA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA valid at the time of the respective disclosure notification. The full text of the notifications can be found on our website.

AXA Group: On September 19 and 20, 2006, AXA S.A. disclosed that its direct and indirect holdings of shares of Credit Suisse Group amounted to 6.98%. As of February 9, 2009, AXA S.A.’s holdings of shares dropped to 4.95%.

Credit Suisse Group: On October 21, 2008, we disclosed that our direct and indirect holdings of shares and derivatives of Credit Suisse Group amounted to 6.5%, whereof 0.6% in the form of registered shares and 5.9% in the form of derivatives (share acquisition rights and granted share sale rights). On January 9, 2009, we disclosed that our holdings of shares and derivatives had fallen below the disclosure threshold of 5% and, on February 23, 2009, we disclosed that our direct and indirect holdings of shares and derivatives of Credit Suisse Group amounted to 7.2%, whereof 2.4% in the form of registered shares and 4.8% in the form of derivatives. On March 2, 2009, we disclosed that our holdings amounted to 7.9%, whereof 3% in the form of registered shares and 4.9% in the form of derivatives (share acquisition rights and granted share sale rights).

Koor Industries: On October 14, 2008, Koor Industries Ltd. disclosed that its holdings of shares of Credit Suisse Group amounted to 3.0%. On October 24, 2008, Koor Industries Ltd. disclosed that its holdings had fallen below the disclosure threshold of 3% and subsequently, in a second notification on the same day, the company disclosed that its holdings had increased to 3.1%.

Merrill Lynch Group: On April 18, 2008, Merrill Lynch & Co., Inc. disclosed that its indirect holdings of shares and derivatives of Credit Suisse Group amounted to 3.2%. We received further reports on May 15, 2008, May 28, 2008, May 29, 2008 and June 20, 2008, when holdings had either fallen below or exceeded the reporting threshold of 3%. Due to these frequent reports, SIX permitted Merrill Lynch & Co., Inc. movements within a band ranging from 2.8% to 3.5% until year-end 2008 without triggering a report to the SIX. On July 8, 2008, Merrily Lynch & Co., Inc. disclosed that its indirect holdings of shares and derivatives of Credit Suisse Group had fallen below 2.8%.

Morgan Stanley Group: On October 7, 2008, Morgan Stanley disclosed that its indirect holdings of shares and derivatives of Credit Suisse Group amounted to 6.9%. On October 16, 2008, we received notice that the holdings dropped again below the reporting threshold of 3%.

Olayan Group: On February 13, 2008, Crescent Holding GmbH disclosed that its holdings of shares of Credit Suisse Group amounted to 3.4%. On October 22, 2008, the Olayan Group disclosed that its indirect holdings of shares and derivatives of Credit Suisse Group amounted to 7%, whereof 3.6% in the form of registered shares and 3.4% in the form of mandatory convertible bonds.

Qatar Investment Authority: On October 22, 2008, Qatar Holding LLC disclosed that its holdings of shares and derivatives of Credit Suisse Group amounted to 9.9%, whereof 8.9% in the form of registered shares (99.8 million shares) and 1.0% in the form of derivatives.

In addition, as of December 31, 2008, Chase Nominees Ltd., London, acting as nominee for a large number of investors, was a registered holder of 7.9% of the outstanding shares of Credit Suisse Group.
Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Shareholder rights
We are fully committed to the principle of equal treatment of all shareholders and encourage shareholders to actively participate at our AGM. The following is a summary of shareholder rights at Credit Suisse Group. For further details, see our AoA.

Voting rights and transfer of shares
There is no limitation under Swiss law or the AoA on the right to own Credit Suisse Group shares.
In principle, each share represents one vote at the AGM, with the exception of the shares held by Credit Suisse Group, which do not have any voting rights. Shares for which a single shareholder or shareholder group can exercise voting rights may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies.

The restrictions on voting rights do not apply to:
– the exercise of voting rights by the Credit Suisse Group proxy or by the independent proxy as designated by the Group or by persons acting as proxies for deposited shares;
– shares in respect of which the shareholder confirms to us that he or she has acquired the shares in his or her name for his or her own account and in respect of which the disclosure requirements in accordance with the SESTA and the relevant ordinances and regulations have been fulfilled; or

– shares that are registered in the name of a nominee, provided that this nominee is willing to furnish us on request the name, address and shareholding of the person(s) for whose account he or she holds 0.5% or more of the total share capital and any applicable disclosure requirements under the SESTA have been fulfilled.

In order to execute voting rights, shares need to be registered with the share register directly or in the name of a nominee. In order to be registered in the share register, the purchaser must file a share registration form. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. Each shareholder, whether registered in the share register or not, is entitled to receive dividends or other distributions, if, and when, approved at the AGM. Except upon specific request, Credit Suisse Group shares are not physically represented by certificates. The transfer of shares is executed by a corresponding entry in the custody records of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to us by the transferor, the bank or the depositary institution.

Annual General Meeting
Under Swiss law, the AGM must be held within six months after the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board and by shareholders, must be published in the Swiss Official Commercial Gazette at least 20 days prior to the meeting.

Holders of shares may request registration in the share register at any time. However, shares only qualify for voting at an AGM if entered into the Share Register with voting rights at the latest three days prior to an AGM.

Convocation of shareholder meetings
The AGM is convened by the Board or, if necessary, by the statutory auditors, with 20 days’ advance notice. The Board is further required to convene an extraordinary shareholders’ meeting if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an extraordinary shareholders’ meeting must be submitted in writing to the Board, and, at the same time, shares of Credit Suisse Group representing at least 10% of the nominal share capital must be deposited for safekeeping. The shares remain in safekeeping until the day after the extraordinary shareholders’ meeting.

Request to place an item on the agenda
Shareholders holding shares with an aggregate nominal value of at least CHF 40,000 have the right to request that a specific item be put on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board not later than 45 days before the meeting and, at the same time, shares of Credit Suisse Group with an aggregate nominal value of at least CHF 40,000 must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM.

Statutory quorums
The AGM may, in principle, pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy. Resolutions and elections generally require the approval of a majority of the votes represented at the meeting, except as otherwise provided by mandatory provisions of law or by the AoA.

Shareholders’ resolutions that require a vote by a majority of the votes represented include:
– amendments to the AoA, unless a supermajority is required;
– election of directors and statutory auditors;
– approval of the annual report and the statutory and consolidated accounts; and
– determination of allocation of distributable profit.
A quorum of at least half of the share capital and approval by two thirds of the votes represented is required for resolutions on:
– change of the purpose of the company;
– creation of shares with increased voting powers;
– implementation of transfer restrictions on shares;
– authorized or conditional increase in the share capital;
– increase of capital by way of conversion of capital surplus or by contribution in kind;
– restriction or suspension of preferential rights;
– change of location of the principal office; and
– dissolution of the company without liquidation.
A quorum of at least half of the share capital and approval by at least three quarters of the votes cast is required for resolutions on:
– the conversion of registered shares into bearer shares;
– amendments to the provision of the AoA relating to registration and voting rights of nominee holders; and
– the dissolution of the company.
A quorum of at least half of the share capital and the approval of at least seven eighths of the votes cast is required for amendments to provisions of the AoA relating to voting rights.
Pre-emptive subscription rights
Under Swiss law, any share issue, whether for cash or non-cash consideration or no consideration, is subject to the prior approval of the shareholders. Shareholders of a Swiss corporation have certain pre-emptive subscription rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend preferential subscription rights in certain limited circumstances.

Notices
Notices to shareholders are made by publication in the Swiss Official Commercial Gazette. The Board may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SIX will either be published in two Swiss newspapers in German and French and sent to the SIX or otherwise communicated to the SIX in accordance with applicable listing rules. The SIX may disseminate the relevant information.

Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 13 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the AoA for a staggered board. One year of office is understood to be the period of time from one ordinary AGM of shareholders to the close of the next ordinary AGM. While the AoA do not provide for any age or term limitations, our OGR specify that the members of the Board shall generally retire at the ordinary AGM in the year in which they reach the age of 70 or after having served on the Board for 15 years. The Board may in exceptional circumstances propose to the shareholders to elect a particular Board member for a further term of a maximum of three years despite the respective Board member having reached the age or term limitation. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of service.

The Board currently has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed for a term of one year.

The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on a set of criteria established by the Committee. The Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Board also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at Credit Suisse Group.

Any newly appointed director participates in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. From time to time, the Board or a committee of the Board may ask a specialist within the Group to speak about a specific topic at one of its meetings to improve the Board members’ understanding of emerging issues that already are or may become of particular importance to our business.

Meetings
In 2008, the Board held six full-day meetings in person and seven additional shorter meetings. From time to time, the Board may also take certain urgent decisions via circular resolution. Such matters have usually been discussed at a previous Board meeting or are administrative in nature.

All members of the Board are expected to spend the necessary time outside these meetings needed to discharge their responsibilities appropriately. The Chairman of the Board (Chairman) calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the meetings to ensure effective interaction with the Board. At most meetings, the Board holds separate private sessions, without management present, to discuss particular issues. Minutes are kept of the proceedings and resolutions of the Board.

Meeting attendance
The members of the Board are expected to attend all or substantially all meetings of the Board and the committees on which they serve. The Chairman attends selected committee meetings as a guest. In 2008, each member of the Board and its committees attended most of the scheduled meetings.

Board meetings: 13 meetings were held during 2008. Eight members of the Board attended all meetings, three members of the Board attended 90%, one member attended 80% and one member attended 60% of scheduled meetings.

Chairman’s and Governance Committee meetings: Seven meetings were held during 2008. All members of the Chairman’s and Governance Committee attended all meetings.
Audit Committee meetings: 14 meetings were held during 2008. Two members of the Audit Committee attended all meetings and two members attended 90% of the scheduled meetings.
Compensation Committee meetings: Six meetings were held during 2008. Three members of the Compensation Committee attended all meetings and one member attended 80% of the scheduled meetings.
Risk Committee meetings: Seven meetings were held during 2008. Three members of the Risk Committee attended all meetings and one member attended 90% of the scheduled meetings.
Independence
The Board currently consists solely of directors who have no executive functions within the Group. As of December 31, 2008, all members of the Board were independent. In its independence determination, the Board takes into account the factors set forth in the OGR, the Committee Charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.

The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the full Board for the final determination of independence of each individual member. In general, a director is considered independent if he or she is not, and has not been for the prior three years, employed as an executive officer of Credit Suisse Group or any of our subsidiaries, is not and has not been for the prior three years an employee or affiliate of our external auditor and does not maintain a material direct or indirect business relationship with Credit Suisse Group or any of our subsidiaries. Moreover, a Board member is not considered independent if he or she is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. Our definition of independence is in line with the NYSE definition. In addition to measuring Board members against the independence criteria, the Chairman’s and Governance Committee also considers whether there are any indications that other commitments of an individual prevent the person from devoting enough time to the Credit Suisse Group Board mandate.

Whether or not a relationship between Credit Suisse and a member of the Board is considered material depends in particular on the following factors:
– the volume and size of any transactions concluded in relation to the financial status and credit standing of the Board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer;

– the terms and conditions applied to such transactions in comparison to those applied to transactions with counterparties of a similar credit standing;
– whether the transactions are subject to the same internal approval processes and procedures as transactions that are concluded with parties that are not related to a Board member;
– whether the transactions are performed in the ordinary course of business; and
– whether the transactions are structured in such a way and on such terms and conditions that the transaction could be concluded with a third party on comparable terms and conditions.
We are a global financial services provider. Many of the members of the Board or companies associated with them maintain banking relations with us. All relationships with members of the Board or such companies are in the ordinary course of business, and are entered into on an arm’s length basis. For further information on relationships with members of the Board, refer to Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group.

Chairman of the Board
The Chairman coordinates the work of the Board and its committees and ensures that the Board members are provided with the information relevant for performing their duties. The Chairman has no executive function within the Group. With the exception of the Chairman’s and Governance Committee, the Chairman is not a member of any of the Board’s standing committees. However, he may attend all or part of selected committee meetings, as well as the meetings of the Executive Board, as a guest. The Chairman is actively involved in developing the strategic business plans and objectives of the Group. Furthermore, he works closely with the CEO in establishing succession plans for key management positions.

The Chairman takes an active role in representing the Group to regulators, important investors, industry associations, other stakeholders and the general public.
Board responsibilities
In the OGR, the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular article 716a and 716b of the Swiss Code of Obligations, and the AoA.

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses our competitive position and approves our strategic and financial plans. At each ordinary meeting, the Board receives a status report on our financial results and capital situation. In addition, the Board receives, on a monthly basis, management information packages, which provide detailed information on our performance and financial status, as well as quarterly risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues and significant events, as is deemed appropriate or requested. In order to appropriately discharge its responsibilities, the members of the Board have access to all information concerning the Group.

The Board also reviews and approves significant changes in our structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the Group’s expense, to engage independent legal, financial or other advisors, as they deem appropriate, with respect to any matters within their authority. The Board performs a self-assessment once a year where it reviews its own performance and sets objectives and a work plan for the coming year.

Board committees
At each Board meeting, the committee chairmen report to the Board about their activities. In addition, the minutes and documentation of the committee meetings are accessible to all Board members.
Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman, the vice chairmen and the chairmen of the committees of the Board and other members appointed by the Board. A majority of the committee’s members must be independent. Currently all members of the Chairman’s and Governance Committee are independent. The members are:

– Walter B. Kielholz (Chairman)
– Peter Brabeck-Letmathe
– Hans-Ulrich Doerig
– Aziz R.D. Syriani
– Peter F. Weibel
The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It generally meets eight to ten times per year. The meetings are usually attended by the CEO and the General Counsel. It is at the Chairman’s discretion to ask other members of management to attend all or part of a meeting.

The Chairman’s and Governance Committee acts as an advisor to the Chairman and discusses a broad variety of topics in preparation for Board meetings. In addition, the Chairman’s and Governance Committee is responsible for the development and review of Corporate Governance Guidelines, which are then recommended to the full Board for approval. It periodically reviews our other governance documents to ensure that they are up-to-date and complete. At least once annually, the Chairman’s and Governance Committee evaluates the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the criteria established by the Committee, subject to applicable laws and regulations.

In addition, the Chairman’s and Governance Committee guides and supervises the Board’s annual performance assessment of the Chairman, the CEO and the members of the Executive Board. The Chairman does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Executive Board. The Chairman’s and Governance Committee also reviews succession plans for senior executive positions in the Group with the Chairman and the CEO.

Audit Committee
The Audit Committee consists of not fewer than three members, all of whom must be independent. The current members are:
– Peter F. Weibel (Chairman)
– Noreen Doyle
– Jean Lanier
– David W. Syz
The Audit Committee has its own charter, which has been approved by the Board. The members of the Audit Committee are subject to additional independence requirements, exceeding those that apply to other members of the Board. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees. The Audit Committee charter stipulates that all Audit Committee members must be financially literate. In addition, they may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee. Ms. Doyle currently serves on the Audit Committees of three other public companies, but the Board has determined that such membership does not impair her ability to serve on our Audit Committee.

In addition, the SEC requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of SOX. The Board has determined that Peter F. Weibel is an audit committee financial expert.

Pursuant to its charter, the Audit Committee holds full-day or half-day meetings at least once each quarter, prior to the publication of our consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and conference calls throughout the year in order to adequately discharge its responsibilities. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. At most Audit Committee meetings, a private session with Internal Audit and the external auditors is scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by:
– monitoring and assessing the integrity of the consolidated financial statements as well as disclosures of the financial condition, results of operations and cash flows;
– monitoring processes designed to ensure an appropriate internal control system, including compliance with legal and regulatory requirements;
– monitoring the qualifications, independence and performance of the external auditors and of Internal Audit; and
– monitoring the adequacy of financial reporting processes and systems of internal accounting and financial controls.
The Audit Committee is regularly informed about significant projects aimed at further improving processes and receives regular updates on major litigation matters as well as significant regulatory and compliance matters. The Audit Committee also oversees the work of our external auditor and pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy that is designed to help ensure that the independence of the external auditor is maintained at all times. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including a whistleblower hotline to provide the option to report complaints on a confidential, anonymous basis. The Audit Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Compensation Committee
The Compensation Committee consists of not fewer than three members, all of whom must be independent. The current members are:
– Aziz R.D. Syriani (Chairman)
– Thomas W. Bechtler
– Robert H. Benmosche
– Peter Brabeck-Letmathe
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled if required to discuss urgent matters. The length of the meetings varies and depends on the agenda. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall variable compensation pools and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing newly established compensation plans or amendments to existing plans and recommending them to the Board for approval. The Chairman of the Compensation Committee decides on the attendance of management or others at the committee meetings.

The Compensation Committee is assisted in its work by external legal counsel and an independent global compensation consulting firm (Johnson Associates, Inc.). For information on our compensation approach, principles and objectives, refer to Compensation. The Compensation Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Risk Committee
The Risk Committee consists of not fewer than three members. Pursuant to its charter, which has been approved by the Board, it may include non-independent members. The current members are:
– Hans-Ulrich Doerig (Chairman)
– Ernst Tanner
– Richard E. Thornburgh
– Anton van Rossum

The Risk Committee holds at least four meetings a year, each generally at least a half day. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The Chairman of the Risk Committee invites members of management or others to attend the committee meetings, as appropriate.

The Risk Committee’s main duties are to assist the Board in assessing the different types of risk to which we are exposed, as well as our risk management structure, organization and processes. The Risk Committee approves selected risk limits and makes recommendations to the Board regarding all its risk-related responsibilities, including the review of major risk management and capital adequacy requirements. The Risk Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Members of the Board and the Committees
Walter B. Kielholz, Chairman 1)
Hans-Ulrich Doerig, Vice-Chairman 1) 2)
Peter Brabeck-Letmathe, Vice-Chairman 1) 3)
Thomas W. Bechtler 3)
Robert H. Benmosche 3)
Noreen Doyle 4)
Jean Lanier 4)
Anton van Rossum 2)
Aziz R.D. Syriani 1) 3)
David W. Syz 4)
Ernst Tanner 2)
Richard E. Thornburgh 2)
Peter F. Weibel 1) 4)

1) Member of the Chairman’s and Governance Committee, chaired by Mr. Kielholz
2) Member of the Risk Committee, chaired by Mr. Doerig
3) Member of the Compensation Committee, chaired by Mr. Syriani
4) Member of the Audit Committee, chaired by Mr. Weibel
The composition of the Boards of Directors of the Group and the Bank is identical.
On March 9, 2009, we announced that Walter B. Kielholz will step down from his function as Chairman, effective April 24, 2009. Subject to his re-election, he will, however, remain a member of the Board. Subject to his re-election, Hans-Ulrich Doerig will succeed Mr. Kielholz as Chairman. Thomas W. Bechtler has decided to retire from the Board as of the date of the AGM. Moreover, the Board proposes the following additions to the Board, subject to their election by the shareholders: Andreas Koopmann, CEO Bobst Group S.A., Urs Rohner, COO and General Counsel of Credit Suisse, and John Tiner, CEO of the UK firm Resolution Group and former CEO of the FSA. Urs Rohner will become a full-time Vice-Chairman.

From left to right: Peter Brabeck-Letmathe, Hans-Ulrich Doerig, Jean Lanier, Ernst Tanner, Thomas W. Bechtler, Robert H. Benmosche, Walter B. Kielholz, Noreen Doyle, David W. Syz, Aziz R. D. Syriani, Anton van Rossum, Peter F. Weibel and Richard E. Thornburgh.

Walter B. Kielholz
Born 1951, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Walter B. Kielholz is the Chairman of the Board and the Chairman’s and Governance Committee (since 2003). He has been a member of the Board since 1999 and served as Chairman of the Audit Committee from 1999 to 2002. His term as a member of the Board expires at the AGM in 2009. The Board has determined him to be independent under the Group’s independence standards.

Mr. Kielholz studied Business Administration at the University of St. Gallen and graduated in 1976 with a degree in Business Finance and Accounting.
His career began at the General Reinsurance Corporation, Zurich, in 1976. After working in the US, the UK and Italy, Mr. Kielholz assumed responsibility for the company’s European marketing. In 1986, he joined Credit Suisse, Zurich, responsible for client relations with large insurance groups in the Multinational Services department.

Mr. Kielholz joined Swiss Re, Zurich, in 1989. He became a member of Swiss Re’s Executive Board in 1993 and was Swiss Re’s CEO from 1997 to 2002. A Board member since 1998, he became Executive Vice-Chairman of the board of directors of Swiss Re in 2003 and Vice-Chairman in 2007.

Mr. Kielholz is a Board member of the Geneva Association, the European Financial Roundtable and the Institute of International Finance. In addition, Mr. Kielholz is Chairman of the Supervisory Board of Avenir Suisse and a member of the Board and the Committee of economiesuisse. Mr. Kielholz is a member of the Zurich Friends of the Arts, the Lucerne Festival Foundation Board and Chairman of the Zürcher Kunstgesellschaft (Zurich Art Society), which runs Zurich’s Kunsthaus museum.

Hans-Ulrich Doerig
Born 1940, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Hans-Ulrich Doerig is the full-time Vice-Chairman of the Board and Chairman of the Risk Committee (since 2003). Prior to that, he served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and as CRO from 1998 until 2002. His term as a member of the Board expires at the AGM in 2009. The Board has determined him to be independent under the Group’s independence standards.

After completing his studies at the University of St. Gallen with degrees in Economics and Law, including a doctorate received in 1968, and after five years at JP Morgan in New York, Mr. Doerig joined Credit Suisse in 1973. In 1982, he was appointed a member of the Executive Board of Credit Suisse with responsibility for the multinational division, securities trading, capital markets, corporate finance and commercial banking in Asia. From 1993 to 1996, he served as Vice-Chairman of the Board of Credit Suisse. In 1996, he became President of the Executive Board of Credit Suisse. During 1997, he served as CEO of Credit Suisse First Boston.

Mr. Doerig is a member of the board of directors of Bühler AG, Uzwil (since 2004), Coca Cola AG, Brüttisellen (since 1983) and a member of the Board of the University of Zurich (since 1998) and the Zurich University Hospital (since 2006). Furthermore, he is a member of the supervisory bodies of several foundations and academic, arts, charitable and professional organizations, as well as the author of a number of publications on finance, education and management.

Peter Brabeck-Letmathe
Born 1944, Austrian CitizenNestlé SAAvenue Nestlé 55, 1800 Vevey, Switzerland
Peter Brabeck-Letmathe is Vice-Chairman of the Board (since 2008), a function he held from 2000 to 2005. He has been a member of the Board since 1997. He currently serves on the Compensation Committee and on the Chairman’s and Governance Committee (since 2008). He has been a member of both committees at previous times (2000 to 2005 and 2003 to 2005, respectively). His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Brabeck-Letmathe studied Economics at the University of World Trade in Vienna. After graduating in 1968, he joined Nestlé’s sales operations in Austria. His career at Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Mr. Brabeck-Letmathe is the Chairman of the board of directors of Nestlé (since 2005). From 1997 to 2008, he was also the CEO of Nestlé.

Mr. Brabeck-Letmathe is a member of the boards of directors of L’Oréal SA, Paris (since 1997), and Roche Holding SA, Basel (since 2000). He is also a member of the Foundation Board of the World Economic Forum and a member of the European Round Table of Industrialists.

Thomas W. Bechtler
Born 1949, Swiss CitizenSeestrasse 21, 8700 Küsnacht, Switzerland
Thomas W. Bechtler has been a member of the Board since 1994 and of the Compensation Committee since 2006, on which he served from 2003 to 2004. From 1999 to 2003, he served on the Audit Committee and from 2003 to 2006 he served on the Risk Committee. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Bechtler studied Law at the universities of Zurich and Geneva. After graduating in 1973, he obtained a Master of Laws degree from Harvard University, Massachusetts, in 1975, and a doctorate from Zurich University in 1976. Mr. Bechtler is the Vice-Chairman and the delegate of the boards of directors of Hesta AG, Zug, and Hesta Tex AG, Zug, both family-owned companies which own Zellweger Luwa AG, Uster, and Schiesser Group AG, Küsnacht.

Mr. Bechtler’s other board memberships include: Bucher Industries, Niederweningen (since 1987), Conzzetta Holding AG, Zurich (since 1987) and Sika AG, Baar (Vice-Chairman; since 1989). In addition, Mr. Bechtler serves as the Chairman of the Zurich Committee of Human Rights Watch.

Robert H. Benmosche
Born 1944, US Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Robert H. Benmosche has been a member of the Board since 2002 and of the Compensation Committee since 2003. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Benmosche was Chairman of the Board and CEO of MetLife, Inc., New York, from the demutualization of the company in 2000 and of Metropolitan Life Insurance Company, New York, from 1998 until his retirement in 2006. Before joining MetLife in 1995, Mr. Benmosche was with PaineWebber, New York, for 13 years. He received a BA degree in Mathematics from Alfred University, New York, in 1966.

He does not hold any other significant board memberships.
Noreen Doyle
Born 1949, US and Irish Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Noreen Doyle has been a member of the Board since 2004 and of the Audit Committee since 2007. From 2004 to 2007 she served on the Risk Committee. Her term as a member of the Board expires at the AGM in 2010. The Board has determined her to be independent under the Group’s independence standards.

Ms. Doyle was the First Vice President and Head of Banking of the EBRD from 2001 to 2005. She joined the EBRD in 1992 as head of syndications, was appointed CCO in 1994 and became Deputy Vice President, Risk Management, in 1997. Prior to joining the EBRD, Ms. Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London.

Ms. Doyle received a BA in Mathematics from The College of Mount Saint Vincent, New York, in 1971 and a MBA from Dartmouth College, New Hampshire, in 1974.
She currently serves on the Boards of Directors of the Newmont Mining Corporation, QinetiQ Group plc., a UK-based defense technology and security company, and Rexam plc., a global consumer packaging company (all since 2005). Moreover, she is a member of the Advisory Board of the Macquarie European Infrastructure Fund 2.

Jean Lanier
Born 1946, French Citizen Credit SuisseParadeplatz 8, 8070 Zurich, Switzerland
Jean Lanier has been a member of the Board and the Audit Committee since 2005. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Lanier is the former Chairman of the Managing Board and Group CEO of Euler Hermes, Paris. He also chaired the Boards of the principal subsidiaries of the group. He held these functions from 1998 until 2004. Prior to that, he was the COO and Managing Director of SFAC, which later become Euler Hermes SFAC (from 1990 to 1997), and of the Euler Group (from 1996 to 1998).

Mr. Lanier started his career at the Paribas Group in 1970, where he worked until 1983 and held among others the functions of Senior Vice President of Paribas Group Finance division and Senior Executive for North America of the Paribas Group in New York. In 1983, he joined the Pargesa Group, where he held the positions of President of Lambert Brussells Capital Corporation in New York from 1983 to 1989 and Managing Director of Pargesa, based in Paris and Geneva, from 1988 to 1990.

He holds a Masters of Engineering from the Ecole Centrale des Arts et Manufactures, Paris (1969), and a Masters of Sciences in Operations Research and Finance from Cornell University, New York (1970).
Mr. Lanier is a member of the Boards of Directors of France Essor (since 1991) and of Paris Re Holdings Ltd (since 2006). He is a Chevalier de la Légion d’Honneur in France and Chairman of the Foundation “Les Amis de l’Arche.”

Anton van Rossum
Born 1945, Dutch Citizen Credit SuisseParadeplatz 8, 8070 Zurich, Switzerland
Anton van Rossum has been a member of the Board since 2005 and the Risk Committee since 2008. From 2005 to 2008, he served on the Compensation Committee. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. van Rossum was the CEO of Fortis from 2000 to 2004. He was also a member of the board of directors of Fortis and chaired the Boards of the principal subsidiaries of the group.
Prior to that, Mr. van Rossum worked for 28 years with McKinsey and Company, where he led a number of top management consulting assignments with a focus on the banking and insurance sectors. He was elected Principal and a Director of the firm in 1979 and 1986, respectively.

He studied Economics and Business Administration at the Erasmus University in Rotterdam, where he obtained a bachelor’s degree in 1965 and a master’s degree in 1969.
Mr. van Rossum is a member of the board of directors of Solvay S.A., Brussels, an international chemical and pharmaceuticals group (since 2006); Rodamco Europe, Rotterdam, a commercial real estate group (since 2007); and Vopak NV, Rotterdam (since 2007, Chairman since 2008). He is also the Chairman of the Supervisory Board of the Erasmus University, Rotterdam, a member of the Board of Trustees of the Conference Board, the Chairman of the Netherlands Economic Institute, the International President of the European League for Economic Cooperation and sits on the boards of several cultural, philanthropic and educational institutions.

Aziz R.D. Syriani
Born 1942, Canadian CitizenThe Olayan Group111 Poseidonos Avenue, P.O. Box 70228Glyfada, Athens 16610, Greece
Aziz R.D. Syriani has been a member of the Board since 1998 and Chairman of the Compensation Committee since 2004. He has been a member of the Chairman’s and Governance Committee since 2003 and served on the Audit Committee from 2003 to 2007. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards.

Mr. Syriani holds a Law degree from the University of St. Joseph in Beirut (1965) and a Master of Laws degree from Harvard University, Massachusetts (1972). He has been with the Olayan Group since 1978 and currently serves as the President (since 1978) and the CEO (since 2002). The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment.

Mr. Syriani serves on the board of directors of Occidental Petroleum Corporation, Los Angeles (since 1983), where he is currently the Lead Independent Director and Chairman of the Audit Committee, as well as a member of the Executive and the Corporate Governance Committee.

David W. Syz
Born 1944, Swiss Citizen ecodocs AGDufourstrasse 21, 8702 Zollikon, Switzerland
David W. Syz has been a member of the Board and the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards.

After completing his studies at the Law School of the University of Zurich and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau, in 1973, Mr. Syz started his career as Assistant to the Director at the Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was also the CEO of Cerberus AG, Männedorf. In 1985, Mr. Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed CEO and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG, Neuhausen.

Appointed State Secretary in 1999, Mr. Syz took charge of the new State Secretariat for Economic Affairs, a function from which he retired in 2004.
Mr. Syz is the Chairman of the Board of Huber & Suhner AG, Pfäffikon (since 2005, Vice-Chairman from 2004 to 2005), and the Chairman of the Board of ecodocs AG, Zollikon (since 2004). Moreover, he is the Chairman of the Supervisory Board of the Climate Cent Foundation (since 2005), an organization mandated with the implementation of the carbon dioxide reduction program according to the Kyoto Protocol.

Ernst Tanner
Born 1946, Swiss CitizenChocoladenfabriken Lindt & Sprüngli AGSeestrasse 204, 8802 Kilchberg, Switzerland
Ernst Tanner has been a member of the Board since 2002 and member of the Risk Committee since 2003. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Tanner is the Chairman of the Board (since 1994) and the CEO (since 1993) of Lindt & Sprüngli AG, Kilchberg, a Swiss chocolate producer listed on the SIX Swiss Exchange. Before joining Lindt & Sprüngli, Mr. Tanner worked at Johnson & Johnson, which he joined in 1969, most recently as Company Group Chairman of Johnson & Johnson Europe.

Mr. Tanner serves on the board of directors of The Swatch Group, Biel (since 1995). He is also a member of the Board of the Zurich Chamber of Commerce and delegate of the Society for the Promotion of Swiss Economy.

Richard E. Thornburgh
Born 1952, US CitizenCorsair Capital LLC717 Fifth Avenue, New York, NY 10022, US
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006. His term as a member of the Board expires at the AGM in 2009. As the three-year look back period since he has retired from his executive function at Credit Suisse has elapsed, the Board has determined him to be independent under the Group’s independence standards effective January 1, 2009.

Mr. Thornburgh is Vice-Chairman of Corsair Capital, a private equity investment company (since 2006).
He received a BBA from the University of Cincinnati, Ohio, in 1974, and an MBA from the Harvard Business School, Massachusetts, in 1976, and then began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of Credit Suisse First Boston. In 1997, he was appointed member of the Group Executive Board where he served until 2005. From 1997 to 1999, Mr. Thornburgh was the CFO of Credit Suisse Group and, from 1999 to 2002, he was Vice-Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of CFO of Credit Suisse First Boston from May 2000 through 2002. From 2003 to 2004, he was the CRO of Credit Suisse Group. In 2004, he was appointed Executive Vice-Chairman of Credit Suisse First Boston.

Mr. Thornburgh also serves on the boards of directors of New Star Financial Inc., Boston (since 2006), and Sparta Insurance, Hartford (since 2007). Furthermore, he serves on the Executive Committee of the University of Cincinnati Foundation and the Investment Committee of the University of Cincinnati.

Peter F. Weibel
Born 1942, Swiss Citizen Credit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Peter F. Weibel has been a member of the Board and the Chairman’s and Governance Committee as well as the Chairman of the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards and an audit committee financial expert within the meaning of SOX.

After completing his studies in Economics at the University of Zurich in 1968, including a doctorate in 1972, and after working as a consultant at IBM Switzerland for three years, Peter F. Weibel joined the Central Accounting Department at UBS in 1975 and later became a Senior Vice President in its Corporate Banking division. In 1988, he was appointed CEO of Revisuisse, one of the predecessor companies of PricewaterhouseCoopers AG, Zurich, and served as a member of the PricewaterhouseCoopers Global Oversight Board from 1998 to 2001. He retired from his function as the CEO of PricewaterhouseCoopers AG, Zurich, in the summer of 2003.

Mr. Weibel is the Chairman of the Executive MBA Program of the University of Zurich, a member of the Board of the Greater Zurich Area AG, serves on the Swiss Advisory Council and the Executive Committee of the American Swiss Foundation and is a member of the Senior Advisory Council of the Swiss-American Chamber of Commerce. He also serves on the Board of the Careum Foundation and chairs the Pestalozzi Foundation and the Zurich Art Festival.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut
Born 1932, Swiss CitizenCredit SuisseParadeplatz 8, 8070 Zurich, Switzerland
Rainer E. Gut was appointed the Honorary Chairman of Credit Suisse Group in 2000, after he retired as Chairman, a position he has held since 1986. Mr. Gut was a member of the board of directors of Nestlé SA, Vevey, from 1981 to 2005, whereof Vice-Chairman from 1991 to 2000 and Chairman from 2000 to 2005.

As Honorary Chairman, Mr. Gut does not have any function in the governance of the Group and does not attend the meetings of the Board.
Secretaries of the Board
Pierre Schreiber
Béatrice Fischer

Executive Board
Members of the Executive Board
The Executive Board is responsible for the day-to-day operational management of Credit Suisse. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board. It further reviews and coordinates significant initiatives, projects and business developments in the divisions and regions or in the Shared Services functions and establishes Group-wide policies.

The composition of the Executive Board of the Group and the Bank is identical.

Brady W. Dougan, CEO
Walter Berchtold, CEO Private Banking
Paul Calello, CEO Investment Banking
D. Wilson Ervin, CRO
Renato Fassbind, CFO
Tobias Guldimann, Group CRO
Hans-Ulrich Meister, CEO Credit Suisse Switzerland 1)
Kai S. Nargolwala, CEO Credit Suisse Asia Pacific
Urs Rohner, COO and General Counsel
Robert Shafir, CEO Asset Management and CEO Credit Suisse Americas 2)
Eric M. Varvel, CEO Credit Suisse Europe, Middle East and Africa 3)

1) since September 1, 2008, succeeding Ulrich Körner
2) appointed CEO Asset Management effective April 2, 2008, succeeding David J. Blumer
3) since February 1, 2008, succeeding Michael G. Philipp

Thomas J. Sanzone, CIO, stepped down from the Executive Board effective February 29, 2008. On March 9, 2009, we announced that Urs Rohner, COO and General Counsel, will be proposed to be elected as a member of the Board effective April 24, 2009. Romeo Cerutti, currently General Counsel Private Banking, was appointed General Counsel and member of the Executive Board effective April 24, 2009.

From left to right: Tobias Guldimann, D. Wilson Ervin, Kai S. Nargolwala, Robert Shafir, Eric M. Varvel, Brady W. Dougan, Renato Fassbind, Walter Berchtold, Paul Calello, Urs Rohner and Hans-Ulrich Meister.

Brady W. Dougan
Born 1959, US CitizenCredit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Brady W. Dougan is the CEO (since 2007). Prior to that he was the CEO Investment Banking and the CEO of Credit Suisse Americas. He has served on the Executive Board since 2003.
Mr. Dougan received a BA in Economics in 1981 and an MBA in Finance in 1982 from the University of Chicago, Illinois. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities division for five years before he was appointed Global Head of the Securities division in 2001. From 2002 to July 2004, he was Co-President, Institutional Services at Credit Suisse First Boston, and from 2004 until the merger with Credit Suisse in May 2005, he was CEO of Credit Suisse First Boston. From May 2005 to year-end 2005, he was CEO of the Credit Suisse First Boston division at the Bank.

Mr. Dougan does not hold any significant board memberships.
Walter Berchtold
Born 1962, Swiss CitizenCredit SuisseParadeplatz 8, 8070 Zurich, Switzerland
Walter Berchtold is the CEO Private Banking at Credit Suisse (since 2006) and a member of the Executive Board (since 2003).
After obtaining a commercial diploma, Mr. Berchtold joined Credit Suisse First Boston Services AG, Zurich, in 1982, and, a year later, transferred as a trader to the precious metal and currency options unit of Valeurs White Weld SA in Geneva, which was later renamed Credit Suisse First Boston Futures Trading SA. In 1987, he was given the task of heading the Japanese convertible notes trading team, and in 1988, he assumed shared responsibility for all the business activities of Credit Suisse First Boston Futures Trading AG in Zurich.

In 1991, Mr. Berchtold joined Credit Suisse in Zurich as Head of Arbitrage in the Securities Trading department. In the following year, he became Head of the Equity Derivatives Trading department. In 1993, he managed the Equity Trading unit and, in 1994, he took on overall responsibility for Credit Suisse’s Securities Trading & Sales activities globally.

From 1997 to 2003, Mr. Berchtold was Head of Trading and Sales of Credit Suisse First Boston, Switzerland and thereafter became Country Manager of Credit Suisse First Boston, where he was responsible for the entire Swiss business of Credit Suisse First Boston. From 2003 to July 2004, he was Head of Trading and Sales at Credit Suisse Financial Services and, in April 2004, he was appointed CEO of Banking at Credit Suisse Financial Services. In July 2004, he was CEO of the former Credit Suisse, a position he held until the merger with Credit Suisse First Boston in May 2005. Between May 2005 and year-end 2005, he was CEO of the Credit Suisse division at the Bank.

Mr. Berchtold is a member of the Board of the SBA and several philanthropic and cultural foundations.
Paul Calello
Born 1961, US CitizenCredit Suisse 11 Madison Avenue, New York, NY 10010, US
Paul Calello is the CEO Investment Banking at Credit Suisse (since 2007). Prior to that, he was CEO of Credit Suisse Asia Pacific. He has been a member of the Executive Board since 2004.
Mr. Calello joined Credit Suisse First Boston in 1990 as a founding member of Credit Suisse Financial Products, the former financial derivatives subsidiary of Credit Suisse First Boston. Mr. Calello held several management positions in Credit Suisse First Boston’s global derivatives operations, and worked in Tokyo, London and New York before he was appointed Chairman and CEO of the Asia Pacific region of Credit Suisse First Boston in 2002.

Before joining Credit Suisse First Boston, Mr. Calello worked for Bankers Trust in the Global Markets Group in New York and Tokyo from 1987 to 1990 and for the Federal Reserve System in the Monetary and Economic Policy Group in Boston and Washington from 1983 to 1985.

Mr. Calello obtained a BA from Villanova University, Pennsylvania, in 1983 and an MBA from Columbia University, New York, in 1987.
Mr. Calello is a member of the Council on Foreign Relations and the Foreign Policy Association and serves on the International Board of Advisors to the President of the Philippines. Moreover, he serves on the Columbia Business School Board of Overseers and the Board of the New York Philharmonic.

D. Wilson Ervin
Born 1960, US CitizenCredit Suisse 11 Madison Avenue, New York, NY 10010, US
D. Wilson Ervin is the CRO of Credit Suisse and a member of the Executive Board (since 2005).
Mr. Ervin received a BA in Economics from Princeton University, New Jersey, in 1982. He joined Credit Suisse First Boston in 1982 and held various responsibilities, including positions in the fixed income and equity capital markets, the Australian investment banking and the M&A group. In 1990, Mr. Ervin joined the newly founded Credit Suisse Financial Products, the former derivatives unit of the Bank, where he was responsible for new product structuring in the Americas and US corporate marketing. From 1999 to 2005, Mr. Ervin was head of Strategic Risk Management for Credit Suisse First Boston.

Mr. Ervin does not hold any significant board memberships.
Renato Fassbind
Born 1955, Swiss CitizenCredit SuisseParadeplatz 8, 8070 Zurich, Switzerland
Renato Fassbind is the CFO of Credit Suisse and has served on the Executive Board since 2004.
Mr. Fassbind graduated from the University of Zurich in 1979 with an Economics degree and received a doctorate from the same university in 1982. In addition, Mr. Fassbind has been a Certified Public Accountant since 1986.

After two years with Kunz Consulting AG, Zurich, Mr. Fassbind joined F. Hoffmann-La Roche AG, Basel, where he worked in the Internal Audit Department from 1984 to 1990, and was appointed Head of Internal Audit in 1988. From 1986 to 1987, he was with Peat Marwick (KPMG) in New Jersey, US, working as a public accountant. In 1990, he joined ABB AG, Zurich, where he was the Head of Internal Audit from 1990 to 1996 and the CFO and a member of the Group Executive Board from 1997 to 2002. In 2002, he moved on to the Diethelm Keller Group, Zurich, where he was CEO, before joining Credit Suisse Group in June 2004.

Mr. Fassbind is a member of the Swiss Association of Public Trustees. He does not hold any significant board memberships.
Tobias Guldimann
Born 1961, Swiss CitizenCredit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Tobias Guldimann is the Group CRO and a member of the Executive Board (since 2004).
Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1989. He joined Credit Suisse’s Internal Audit Department in 1986 before transferring to the Investment Banking area in 1990. He later became the Head of Derivatives Sales (in 1992), the Head of Treasury Sales (in 1993) and the Head of Global Treasury Coordination at Credit Suisse (in 1994). In 1997, he was made responsible for the management support of the CEO of Credit Suisse First Boston before becoming Deputy CRO of Credit Suisse Group, a function he held from 1998 to July 2004. From 2002 to 2004, he also served as the Head of Strategic Risk Management at Credit Suisse.

Mr. Guldimann is a member of the Foundation Board of the International Financial Risk Institute.
Hans-Ulrich Meister
Born 1959, Swiss CitizenCredit Suisse Paradeplatz 8, 8070 Zurich, Switzerland
Hans-Ulrich Meister is the CEO of Credit Suisse Switzerland, the Head of Private and Business Banking Switzerland and a member of the Executive Board (since September 2008).
Mr. Meister graduated from the University of Applied Sciences in Zurich, in 1987, majoring in Economics and Business Administration. In addition, he attended Advanced Management Programs at the Wharton School, University of Pennsylvania (in 2000), and at the Harvard Business School (in 2002).

Before joining Credit Suisse in 2008, Mr. Meister spent 25 years with UBS. Among the roles he had were the Head of Corporate Banking Region Zurich from 1999 to 2002, the Head of Large Corporates and Multinationals from 2003 to 2005 and the Head of Business Banking from 2005 to 2007. From 2002 to 2003, he was working on group projects in the area of Wealth Management, based in New York. From 2004 to 2007, Mr. Meister was a member of UBS’s Group Managing Board.

Mr. Meister is a member of the Foundation Board of the Swiss Finance Institute (since 2008).
Kai S. Nargolwala
Born 1950, British CitizenCredit Suisse Two Exchange Square, 8 Connought Place, Hong Kong, People’s Republic of China
Kai S. Nargolwala is the CEO of Credit Suisse Asia Pacific and a member of the Executive Board (since January 2008).
Mr. Nargolwala received a BA in Economics from the University of Delhi in 1969 and, thereafter, worked for six years at Peat Marwick Mitchell & Co. in London before joining Bank of America, where he spent almost 20 years in a variety of functions, among them the Group Executive Vice President and the Head of Asia Wholesale Banking Group. In 1999, he joined Standard Chartered PLC, where he was the Main Board Executive Director with responsibility for governance in Asia and the Group’s Global Risk and Special Assets Management functions.

Mr. Nargolwala is a member of the Board of Singapore Telecommunications Ltd (since 2006) and a Fellow of the Institute of Chartered Accountants in England and Wales.
Urs Rohner
Born 1959, Swiss CitizenCredit SuisseParadeplatz 8, 8070 Zurich, Switzerland
Urs Rohner is the COO and the General Counsel of Credit Suisse and a member of the Executive Board (since 2004).
Mr. Rohner graduated from the Law School of the University of Zurich in 1983 and joined the Swiss law firm Lenz & Stähelin in the same year. From 1988 to 1989, he worked with Sullivan & Cromwell, a New York-based law firm, as a Foreign Associate before returning to Lenz & Stähelin, where he became a partner in 1992, focusing on capital markets, banking, competition and media law. Mr. Rohner is a member of the Zurich and New York bars. In 2000, he became the CEO of ProSiebenMedia AG, Unterföhring, and later, after the merger with Sat1, the Chairman of the Executive Board and the CEO of ProSiebenSat.1 Media AG, Unterföhring, before joining Credit Suisse in June 2004.

Mr. Rohner serves on the Board of the Zurich Opera House.
Robert Shafir
Born 1958, US CitizenCredit Suisse 11 Madison Avenue, New York, NY 10010, US
Robert Shafir is the CEO Asset Management (since April 2008), the CEO of Credit Suisse Americas and a member of the Executive Board (since August 2007).
Mr. Shafir received a BA in Economics from Lafayette College, Pennsylvania, in 1980 and an MBA from Columbia University, Graduate School of Business, New York, in 1984.
Mr. Shafir joined Credit Suisse from Lehman Brothers, where he worked for 17 years, having served as the Head of Equities as well as a member of their Executive Committee. He also held other senior roles, including the Head of European Equities and the Global Head of Equities Trading, and played a key role in building Lehman’s equities business into a global, institutionally focused franchise. Prior to that, he worked at Morgan Stanley in the preferred stock business within the fixed income division.

Mr. Shafir does not hold any significant board memberships.

Eric M. Varvel
Born 1963, US CitizenCredit Suisse One Cabot Square, London, E14 4QJ, UK
Eric Varvel is the CEO of Credit Suisse Europe, Middle East and Africa and a member of the Executive Board (since February 2008).
Mr. Varvel holds a BA in Business Finance from Brigham Young University, Utah.
Prior to his current function, Mr. Varvel was the Co-Head of the Global Investment Banking department and the Head of the Global Markets Solutions Group in the Investment Banking division of Credit Suisse for over three years, based in New York. Before that, Mr. Varvel spent 15 years in the Asia Pacific region in a variety of senior roles, including the Head of Investment Banking and Emerging Markets Coverage for the Asia Pacific region ex-Japan and the Head of Fixed Income Sales and Corporate Derivative Sales. During that time, Mr. Varvel was based in Tokyo, Jakarta and Singapore.

Mr. Varvel joined the Bank in 1990. Previously, he worked as an analyst for Morgan Stanley in its investment banking department in New York and Tokyo.
Mr. Varvel does not hold any significant board memberships.
Compensation
The following describes our approach to compensation, the governance for setting compensation, information on our compensation instruments and their accounting treatment, and related expenses in 2008. It also provides detailed information on the compensation of the Board and the Executive Board. The Compensation Committee is satisfied that this report reflects the manner in which it has reviewed and set compensation for 2008. The activities of the Compensation Committee were executed in accordance with its mandate under the OGR and the Compensation Committee Charter.

Impact of the financial crisis and responses
2008 presented tremendous market turmoil and challenges for financial institutions globally, with many of them experiencing significant losses and liquidity issues. Leading market players filed for bankruptcy and received far-reaching governmental emergency support. Our primary focus in 2008 was on managing through the financial crisis, concentrating on three priorities which we established in 2007 at an early stage of the crisis: to reduce risk, ensure liquidity and maintain a strong capital base. With the successful implementation of these priorities, we weathered the challenges in 2008 with limited shareholder dilution and without requiring any capital from the Swiss government.

Against the backdrop of the financial crisis, the banking industry’s compensation policies and incentive models have come under mounting scrutiny from investors, regulators, politicians and the public. In a number of countries, rules have been introduced to limit executive pay, particularly in banks where governments have taken equity stakes. Proposals to increase transparency and to strengthen shareholder rights on compensation are broadly discussed, including in Switzerland as part of the ongoing revision of the Swiss Code of Obligations.

Credit Suisse is committed to proactively adapting its approach to compensation in light of emerging developments. Over recent years, we established a compensation model that we believe successfully aligns the interest of employees, management and shareholders. We are in close dialogue with independent experts, regulators and investors to ensure that our compensation principles attract, retain and reward the best talent and reflect best market practice. Our incentive compensation model is linked to our long-term performance. Variable compensation includes share-based awards and other awards, which make up a substantial part of total compensation at the senior management level and are subject to multi-year vesting provisions. The share-based awards granted to employees over the past few years have significantly declined in value in 2008.

We maintained our overall approach to deferred variable compensation for 2008, but we also introduced certain modifications to reflect changes in our operating environment emerging from the financial crisis. As in previous years, variable share-based compensation was granted primarily in the form of ISUs. We introduced PAF awards, which are linked to the performance of a pool of illiquid assets and were primarily awarded to employees in Investment Banking, and which improved the capital efficiency of the Group. Another modification related to variable cash compensation was the introduction of CRA. A more detailed description of these new forms of variable compensation is provided below.

The economic value of variable compensation awarded to employees for 2008 was 44% lower compared to the previous year, clearly reflecting our unsatisfactory results. When determining the divisional pools available for granting variable compensation, the Compensation Committee considered – among other factors – the divisional contributions to our overall 2008 performance. As a result, variable compensation declined most significantly in Investment Banking.

Compensation approach, principles and objectives
Our approach to compensation
Our approach to compensation is designed to hire and retain talent, recognize excellence, encourage personal contribution and professional development and align the interests of employees and shareholders. It is a key element in developing our human capital base as we implement our client-focused integrated bank strategy. Compensation is strongly linked to our guiding principles of client focus, teamwork and protecting our reputation as well as to our Code of Conduct.

Principles and objectives
Our approach to compensation is:
– based on performance;
– an incentive for employees to create long-term value; and
– aligned with the marketplace in which Credit Suisse operates.
These principles help to achieve our objectives to:
– support a performance culture that is based on merit and differentiates and rewards excellent performance;
– reward and recognize individual employee contributions;
– attract and retain employees and motivate them to achieve results with integrity and fairness; and
– ensure employees create sustainable long-term value for our shareholders.
Share-based awards are a key feature of our variable compensation program and are designed to closely align the interests of employees and shareholders.
We aim to compensate employees long-term in line with the market, assuming our performance goals are met. We measure ourselves against a peer group of European and US banks. This peer group is reviewed annually by management and the Compensation Committee. As determined at the beginning of 2008, the global peer group was made up of Citigroup Inc., Deutsche Bank AG, Goldman, Sachs & Co., JPMorgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG. Given the different types of businesses within the Group other financial services companies may be included in the peer group used for benchmarking compensation in specific businesses. The criteria used to define our peer companies for the Group as well as the divisions include the following: (i) comparable scope and complexity of the business platform; (ii) comparable business focus and mix; (iii) common geographic footprint; and (iv) companies with which we compete daily for business and talent.

Compensation governance
The Compensation Committee of the Board is the supervisory and governing body for compensation policy and practices within the Group and has responsibility for determining, reviewing and proposing compensation for approval by the Board, in line with the Compensation Committee’s mandate in Credit Suisse’s OGR and the Compensation Committee Charter. The Committee consists of not fewer than three independent members of the Board.

The current members of the Compensation Committee are Aziz R.D. Syriani (Chairman), Thomas W. Bechtler, Robert H. Benmosche and Peter Brabeck-Letmathe. The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled if required to discuss urgent matters. The length of the meetings varies and depends on the agenda. In 2008, the Compensation Committee held seven meetings. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall compensation pools for the divisions and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing and assessing newly established compensation plans or amendments to existing plans and recommending them for approval to the Board. The Chairman of the Compensation Committee decides on the attendance of management at the committee meetings.

Approval authorities

Approval grid Authority

Establishment or amendment of compensation plans	Board upon recommendation by the Compensation Committee

Setting variable compensation pools for the Executive Board and specific businesses	Board upon recommendation by the Compensation Committee

Board compensation (including the Chairman's compensation) [1]	Board upon recommendation by the Compensation Committee

Compensation of the CEO	Board upon recommendation by the Compensation Committee

Compensation for the Executive Board members	Compensation Committee, with information to the Board

Compensation for the Head of Internal Audit	Compensation Committee upon consultation with the Chairman of the Audit Committee

Compensation for other selected members of management	Compensation Committee

1 Board members with functional duties (including the Chairman): The Board member concerned does not participate in the decision taking about his own compensation. Other Board members: Compensation comprises a base fee plus a fee for committee activity which may differ from committee to committee. These fees are subject to a decision by the full Board.

The Compensation Committee is assisted in its work by external legal counsel and Johnson Associates, Inc., a global compensation consulting firm, to ensure that the compensation programs, in the judgment of the Compensation Committee, remain competitive, correspond to market practice and are in line with our compensation approach. Johnson Associates, Inc. is independent from our management and, in particular, does not provide any other services to us besides supporting the Compensation Committee.

The Board of Credit Suisse Group is cognizant of emerging trends regarding the involvement of its shareholders in the compensation discussion. The Board has opted to submit this Compensation Report to its shareholders for a consultative ballot at the AGM in line with the recommendations in the Swiss Code of Best Practice.

Overview of the components of compensation at Credit Suisse
The compensation of most employees is linked to performance, which is measured on several levels:
– financial performance on a Group and divisional level (compared with strategic business plans, prior periods and peer performance) and on a team and individual level; and
– success in meeting certain non-financial performance objectives, such as safeguarding our reputation.
There are two principal types of compensation, fixed and variable. The mix varies according to the employee’s seniority, business and location.
Fixed compensation
Base salaries for employees reflect seniority, experience, skill sets and individual performance. Our base salary structure is generally aimed at the median compensation level within the industry in the relevant markets and businesses. The review period is generally annual and is set according to local practice. We also seek to provide competitive pension and other benefits in accordance with local market requirements and practice in each jurisdiction in which we operate.

Variable compensation
Payment of variable compensation is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting variable compensation is solely at the discretion of the Group. A pre-approved mandatory deferral table defines the split among cash-based, share-based and other retention awards. The 2008 mandatory deferral rate (excluding CRA) ranged from 16% to 65% of variable compensation. Any variable compensation exceeding CHF 4 million is subject to 100% mandatory deferral.

– The unrestricted cash-based component of variable compensation is aimed at rewarding and driving performance above and beyond the requirements of the job function and providing greater earning potential for employees who exceed predetermined targets.

– The restricted cash-based component of variable compensation, which is also aimed at rewarding and driving performance while promoting employee retention, was granted in the form of CRA, whereby the cash-based variable compensation awarded will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs over a two year period.

– The share-based component of variable compensation is designed to promote employee retention and align employee and shareholder interests.
– For 2008, we granted PAF awards, which are a form of deferred variable compensation primarily used in Investment Banking.

In addition, we may, from time to time, employ other long-term incentive compensation plans or programs to assist in hiring at competitive levels and to support the retention of talent. We may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted. The value of commissions paid is determined by formulas, which are reviewed regularly to ensure that they remain competitive.

Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the expense from share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based and retention compensation for the current year. The portion of the variable compensation for the current year deferred through share-based and other awards is expensed in future periods and subject to vesting and other conditions.

Compensation expense in any year includes expenses for share-based awards granted in prior years (including grants in 2008 for performance in 2007), which are recognized over the terms of the awards. Recognition of expense in the consolidated statements of operations relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation and other awards consisted of the following:
2008:
– amortization of ISUs granted in 2008 and 2007;
– amortization of PIP II awards granted in 2006 and PIP I awards granted in 2005;
– amortization of share awards granted in 2008, 2007, 2006 and earlier; and
– expensing of a portion of PAF awards granted for 2008.
2007:
– amortization of ISUs granted in 2007;
– amortization of PIP II awards granted in 2006 and PIP I awards granted in 2005; and
– amortization of share awards granted in 2007, 2006 and earlier.
2006:
– amortization of PIP II awards granted in 2006 and PIP I awards granted in 2005; and
– amortization of share awards granted in 2006 and earlier.
Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 3,539 million (includes CHF 457 million of PAF), CHF 2,669 million and CHF 1,646 million for 2008, 2007 and 2006, respectively. As of December 31, 2008, the total estimated unrecognized compensation expense of CHF 2,544 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.3 years.

We generally repurchase our own shares in the open market to satisfy obligations in connection with share-based compensation but we can also issue new shares out of available conditional capital. For 2008, 2007 and 2006, we delivered approximately 17.2 million, 22.1 million and 20.1 million Credit Suisse Group shares, respectively, to employees.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form CRA. These CRA payments, which were made in the first quarter of 2009, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The recognition of compensation expense for the CRA granted in January 2009 began in 2009 and thus had no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expense of CHF 1,575 million will be recognized over a period of two years.

Share-based compensation
Share-based compensation is an important part of the overall compensation package for selected employees and senior management. Share-based compensation is designed to promote employees’ focus on long-term performance, align the interests of employees and shareholders and foster retention. The majority of share-based compensation is granted as part of the annual variable compensation subsequent to the fiscal year to which the variable compensation relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. Our share-based compensation model evolved over time reflecting the situation of the Group and market developments. Since 2006, we have used ISUs as the main share-based Group-wide form of deferred variable compensation. Prior to 2006, we used Performance Incentive Units, registered shares and options.

Fair value assumptions for share-based compensation
In estimating the fair value for shared-based compensation, where an observable independent quoted market price is not available, the fair value is calculated on the grant date based on valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available as of the date of grant that marketplace participants would likely use in determining an exchange price for the instruments.

The inputs for expected volatility and dividend yield used in estimating fair values are based upon the implied market volatility and dividend yield of traded options on Credit Suisse Group shares, the historical volatility and dividend yield of the Credit Suisse Group shares and other relevant factors that indicate how the future is expected to differ from the past. Future dividend cash flows are based on market expectations. The expected risk-free interest rate is based on the current LIBOR rate as of the date of grant that corresponds with the expected term of the award. LIBOR rates are used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

The following table illustrates the significant assumptions used to estimate the fair value of ISUs, PIP awards, share awards and share options based on the annual variable compensation process.
Significant fair value assumptions
	2008	2007	2006

Significant assumptions

Expected volatility, in %	32.04	22.95	24.80

Expected dividend yield, in %	5.46	2.41	3.24

Expected risk-free interest rate, in %	2.45	2.63	2.36

Expected term, in years	3	3	5

Incentive Share Unit
Since 2006, we have used ISUs as the main form of share-based deferred variable compensation. For 2008, we distributed ISUs to approximately 7,400 employees with annual variable compensation of at least CHF 125,000.

An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price.
For each ISU granted, the employee will receive at least one Credit Suisse Group share (ISU Base Unit) and could receive additional shares (ISU Leverage Unit) if the monthly average Credit Suisse Group share price increases during the three-year contractual term of the award as compared to the baseline Credit Suisse Group share price determined on the grant date. The number of ISU Leverage Units to be converted to shares will be determined by multiplying the total number of ISU Base Units granted, less forfeitures, by the leverage payout ratio defined in the terms and conditions of the award. Each ISU Base Unit will vest at a rate of one-third of a share per year over three years, with the ISU Leverage Units vesting on the third anniversary of the grant date, depending on the development of the Credit Suisse Group share price. Shares will be delivered for vested ISUs within 120 days of each vesting date. The ISU programs include a provision that does not permit early retirement eligibility for employees that would otherwise qualify until two years from grant (two-year moratorium period). Settlement of ISUs is subject to continued employment at the Group and certain retirement arrangements. The final value of each ISU is paid in registered Credit Suisse Group shares. The total number of shares received for each ISU will equal the final value divided by the share price at maturity (that is, three years), however, holders will always receive at least one Credit Suisse Group share per ISU.

The ability to deliver the leverage component is achieved by spending 25% of the value of a share in respect of each ISU on a derivative instrument comprising a number of options. Any gains on these options will be paid to us in the form of Credit Suisse Group shares which will be used to settle the upside component of the ISU.

On January 22, 2008 and January 23, 2007, we granted 46.4 million and 26.7 million ISUs, respectively. The fair value of the 2008 and 2007 ISU Base Unit was CHF 54.90 and CHF 87.30, respectively, and the fair value of the 2008 and 2007 ISU Leverage Unit was CHF 10.69 and CHF 20.85, respectively. For the ISUs granted in January 2008, the number of additional shares per ISU was limited to a maximum of ten shares, while the total payout for each ISU granted in January 2007 was subject to a cap of three times the value of a Credit Suisse Group share at grant date, which would be reached at a monthly average Credit Suisse Group share price of CHF 132.

The compensation expense recognized in 2008 and 2007 related to ISUs was CHF 2,375 million and CHF 1,159 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2008 was CHF 1,863 million and will be recognized over the term of the award, subject to early retirement rules.

On January 21, 2009, we granted 26.1 million ISUs. The fair value of the ISU Base Unit was CHF 23.70 and the fair value of the ISU Leverage Unit was CHF 6.98. The fair value of the ISU Leverage Unit was based on a valuation using an expected volatility of 62.97%, expected dividend cash flows for 2009, 2010 and 2011 of CHF 0.10, CHF 0.60 and CHF 1.00, respectively, an expected risk-free rate of 1.24% and an expected term of three years. For the ISUs granted in January 2009, the number of additional shares per ISU was capped at a maximum of three times the grant value, with a delivery of no more than five shares. The recognition of compensation expense for the ISUs granted on January 21, 2009 began in 2009 and thus had no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expense of CHF 801 million will be recognized over a period of three years, subject to early retirement rules.

Incentive Share Unit activities
	2008	2007

	ISU	ISU

Number of awards (million)

Balance at beginning of period	25.4	–

Granted	47.1	27.2

Settled	(10.0)	(0.4)

Forfeited	(2.7)	(1.4)

Balance at end of period	59.8	25.4

of which vested	1.4	0.0

of which unvested	58.4	25.4

Performance Incentive Plan
The PIP is a share-based long-term retention incentive program that was used in compensation for 2004 and 2005 performance and was granted in early 2005 and early 2006, respectively.
The PIP was designed to compensate, incentivize and retain senior management and executives during 2004 and 2005, a period of fundamental change for Credit Suisse. Rebuilding the business, particularly in Investment Banking, during 2003 and 2004, restructuring our banking business and creating the integrated bank in 2005 were critical steps that demanded special management effort. Management was incentivized and rewarded with PIP units. This period was also characterized by intense international competition for employees in some of our businesses. Hence, PIP was also used as a tool to retain key senior management. PIP closely links senior management with the delivery of our strategy. PIP requires continued employment with the Group during a five-year vesting period and contains strict rules for participants leaving to join a competitor.

All or a portion of the mandatory deferral of the variable compensation element was converted into PIP units using the Credit Suisse Group share price of CHF 47.45 for the 2004 PIP (PIP I) and CHF 72.00 for the 2005 PIP (PIP II). PIP units vest over a five-year period. If all financial targets over the five-year vesting period of a PIP are achieved, and if the share price in absolute and relative terms meets the performance criteria, PIP units could convert into up to nine Credit Suisse Group shares in PIP I and up to six Credit Suisse Group shares in PIP II. It is also possible that PIP units could become worthless should we fail to meet all performance targets or share price targets.

PIP units initially granted turn into final gain for participants by accruing value from three sources: (i) Performance Multiplier – based on achieving sustainable (that is, over five years) earnings targets; (ii) Share Price Multiplier – based on creating sustainable shareholder value; and (iii) Share Price Appreciation – like any other shareholder owning an equal number of shares, the participant can, given the share price performance, benefit from a capital gain at settlement of the plan.

Each PIP unit will settle for a specified number of registered Credit Suisse Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: (i) earnings performance as compared to predefined targets (performance conditions); and (ii) Credit Suisse Group share price performance compared to predefined targets and Credit Suisse Group share price performance relative to peers (market conditions). The performance conditions will determine the multiplier, ranging between zero and three, for the final number of PIP units. The market conditions will determine the number of Credit Suisse Group shares that each PIP unit will convert into at settlement. This will range between zero and three Credit Suisse Group shares for PIP I and zero and two Credit Suisse Group shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine Credit Suisse Group shares and the PIP II units granted in 2006 will ultimately settle for between zero and six Credit Suisse Group shares.

The achievement of the Credit Suisse Group share price targets and relative share price performance for PIP I is measured based on the average Credit Suisse Group share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero shares at a Credit Suisse Group share price below CHF 30 and a maximum of three shares at a Credit Suisse Group share price of CHF 90 or higher. The achievement of the Credit Suisse Group share price targets and the relative Credit Suisse Group share price performance for PIP II is measured based on the average Credit Suisse Group share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero Credit Suisse Group shares at a Credit Suisse Group share price below CHF 47 and a maximum of two Credit Suisse Group shares at a Credit Suisse Group share price of CHF 160 or higher.

PIP II includes a two-year moratorium period for early retirement eligibility.
Compensation expense for employees who are eligible for retirement at the grant date, or who become eligible for retirement during the scheduled vesting period, is determined by taking the number of PIP units expected to vest, multiplied by their grant date fair value. The fair values of the PIP I and PIP II units granted to these employees were CHF 83.75 and CHF 145.36, respectively. These fair values were determined taking into account the estimated outcome of both the performance and market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified.

Compensation expense for employees who do not become eligible for retirement during the scheduled vesting period is determined by taking the number of PIP units expected to vest, multiplied by both their grant date fair value and estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values consider an estimated outcome for the market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified. Management reassesses its estimate of the outcome of the performance conditions annually and adjusts compensation expense accordingly. Based on the estimated outcome of the performance condition as of December 31, 2008, the compensation expense reflected a conversion of each initial PIP I and PIP II award into 1.86 and 1.52 units, respectively, at the end of the vesting period. For December 31, 2007 and 2006, the compensation expense reflected a conversion of each initial PIP I and PIP II into 3.00 units. These estimates depend upon the market environment and our financial performance over the remainder of the vesting periods and, therefore, management cannot predict whether the number of PIP units will be the maximum of three or a lesser amount.

The compensation expense recognized in 2008, 2007 and 2006 related to PIP I and PIP II was CHF 114 million, CHF 451 million and CHF 462 million, respectively. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2008 was CHF 54 million and will be recognized over a period of two years. None of the PIP units were due for settlement as of December 31, 2008.

Performance Incentive Plan activities
		2008		2007		2006

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.5	12.3	6.3	12.4	–	12.8

Granted	0.1	0.0	0.4	0.0	6.5	0.0

Settled	0.0	0.0	0.0	0.0	0.0	(0.1)

Forfeited	(0.2)	(0.1)	(0.2)	(0.1)	(0.2)	(0.3)

Balance at end of period	6.4	12.2	6.5	12.3	6.3	12.4

of which vested	3.4	8.3	1.7	5.6	0.0	2.6

of which unvested	3.0	3.9	4.8	6.7	6.3	9.8

Share awards
Our share-based compensation as part of the yearly discretionary variable compensation in prior years included three different types of share awards: phantom shares, LPA and special awards. These share awards entitle the holder to receive one registered Credit Suisse Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. In 2006, we introduced the ISU share-based plan described above to replace the PIP, phantom share and LPA awards granted in prior years.

Phantom shares vest in three equal installments on each of the first, second and third anniversaries of the grant date and convert to registered Credit Suisse Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest, depending on the location of the grant recipient.

LPAs vest in full on the third anniversary of the grant date and either convert to Credit Suisse Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest, depending on the location of the grant recipient.

Special awards are generally shares, which may be granted to new employees. These special awards may contain vesting conditions, depending on the terms of employment.
The compensation expense recognized in 2008, 2007 and 2006 related to shares awarded under phantom share, LPA and special awards was CHF 593 million, CHF 1,059 million and CHF 1,184 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2008 was CHF 398 million and the majority thereof will be recognized over a period of five years.

Share award activities
		2008		2007		2006

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	28.8	67.20	50.9	60.65	47.2	47.89

Granted	8.6	46.97	4.8	81.00	26.3	72.42

Settled	(15.1)	61.57	(24.6)	56.81	(19.4)	46.42

Forfeited	(1.5)	82.82	(2.3)	62.32	(3.2)	55.58

Balance at end of period	20.8	61.83	28.8	67.20	50.9	60.65

of which vested	0.2	–	0.3	–	2.8	–

of which unvested	20.6	–	28.5	–	48.1	–

Share options
Options were a substantial component of our share-based program prior to 2004. We discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group shares on the date of grant and expire after ten years.

Share options granted to employees entitle the holder to purchase one Credit Suisse Group share at a stated exercise price subject to continued employment with the Group through the vesting period, restrictive covenants and cancellation provisions.

Share options granted as compensation awards generally vest on the grant date, whereas share options granted as retention incentive awards generally vest between one and five years.
There were no options granted during 2008 or 2007. The weighted-average fair value of options granted during 2006 was CHF 12.12. As of December 31, 2008, the aggregate intrinsic value of options outstanding and exercisable was zero and the weighted-average remaining contractual term was 2.5 years. As of the exercise date, the total intrinsic value of options exercised during 2008, 2007 and 2006 was CHF 7 million, CHF 318 million and CHF 235 million, respectively. Cash received from option exercises during 2008, 2007 and 2006 was CHF 17 million, CHF 350 million and CHF 330 million, respectively.

As of December 31, 2008, there were 2.5 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 69.65 and a weighted-average remaining contractual term of 0.9 years. During 2008, there were no material movements of options with a cash settlement feature.

Share option activities
		2008		2007		2006

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	39.6	61.86	49.0	59.64	57.7	57.48

Granted	–	–	–	–	0.1	71.60

Exercised	(0.5)	37.97	(7.8)	47.50	(7.5)	44.44

Settled	0.0	0.00	(0.7)	60.19	(0.6)	59.34

Forfeited	0.0	0.00	(0.7)	75.31	(0.6)	51.55

Expired	(0.1)	41.99	(0.2)	35.52	(0.1)	17.65

Balance at end of period	39.0	62.19	39.6	61.86	49.0	59.64

Exercisable at end of period	37.9	61.56	38.2	61.12	44.1	60.24

Partner Asset Facility
As part of the 2008 annual compensation process, we awarded employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking. The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool on December 31, 2008, and those assets will remain static throughout the contractual term of the award or until liquidated. The PAF holders will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool. As a result, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from Credit Suisse’s risk-weighted assets, resulting in a reduction in capital usage.

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards will vest over the first three months of 2009. All PAF awards remain subject to non-compete/non-solicit provisions that expire in respect of one-third of the awards on each of the three anniversaries of the grant date. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the date of grant, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. Total compensation expense recognized in 2008 related to PAF was CHF 457 million. The estimated unrecognized compensation expense as of December 31, 2008 of CHF 229 million will be recognized during 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Hedging of awards
We economically hedge our estimated obligation to deliver Credit Suisse Group shares under our employee share-based compensation programs through a combination of purchasing treasury shares in the market and entering into third-party hedge instruments. Additionally, in very limited circumstances, we may use our approved conditional capital to obtain shares for delivery of our share-based awards. We periodically revise our estimate of the expected number of shares to be delivered and adjust our hedges accordingly.

Compensation and loans to members of the Board and the Executive Board
As required by applicable Swiss law (Article 663b bis and Article 663c, par 3 of the Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board and the members of the Executive Board as well as loans granted to this group of people and companies related to them.

Compensation and loans to members of the Board
Compensation to members of the Board is set in accordance with the AoA and the Compensation Committee Charter. The annual compensation paid to members of the Board is set by the Board based on the recommendation of the Compensation Committee. Compensation for members of the Board with no functional duties (nine individuals) is in the form of cash (35%) and registered Credit Suisse Group shares (65%), which are blocked for a period of four years.

Members of the Board with functional, non-executive duties (four individuals) receive fixed and variable compensation for their services set by the Board. With the exception of the Chairman, the variable compensation for the other three individuals, as it relates to their services as chairmen of a board committee, is not directly dependent on the performance of the Group but on personal performance and time commitment. Such compensation is paid in the form of cash and registered Credit Suisse Group shares, blocked for a period of four years.

By compensating Board members to a significant degree in the form of blocked Credit Suisse Group shares, we ensure alignment of their interests with the interests of our shareholders. The value of the shares held by our Board members as of year-end 2008 decreased 58% since the beginning of the year.

Compensation for the members of the Board
	Fixed cash compen- sation	Variable cash compen- sation	Total cash portion	% of total compen- sation	Value of share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of shares	[2]

2008/2009 (in CHF)

Walter B. Kielholz, Chairman [3]	2,000,000	–	2,000,000	99%	–	–	24,000		2,024,000	–

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [3]	750,000	1,062,500	1,812,500	62%	1,062,500	37%	26,796		2,901,796	38,623

Peter Brabeck-Letmathe, Vice-Chairman [4]	175,000	–	175,000	35%	325,000	65%	–		500,000	5,794

Thomas W. Bechtler [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Robert H. Benmosche [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Noreen Doyle [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Jean Lanier [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Anton van Rossum [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	8,270

David W. Syz [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Ernst Tanner [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Richard E. Thornburgh [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	21,811

Total	4,707,500	2,030,000	6,737,500	62%	4,132,500	38%	60,796		10,930,796	108,683

1 Other compensation included lump sum expenses and child and health care allowances. 2 The value of the shares is included in total compensation. Shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received a base fee paid in cash. In addition, they may receive variable compensation paid in cash and/or shares as determined by the Board in the course of the regular management compensation process. The applicable Credit Suisse Group share price was CHF 27.51. 4 Members of the Board without functional, non-executive duties are paid an annual fee in advance for the period from one AGM to the other, i.e., from April 25, 2008 to April 24, 2009. The fee is paid in Credit Suisse Group shares (65%) and cash (35%). The applicable Credit Suisse Group share price was CHF 56.10.

	Fixed cash compen- sation	Variable cash compen- sation	Total cash portion	% of total compen- sation	Value of share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of shares	[2]

2007/2008 (in CHF)

Walter B. Kielholz, Chairman [4]	2,000,000	6,500,000	8,500,000	58%	6,100,000	42%	24,000		14,624,000	104,363

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [4]	750,000	2,125,000	2,875,000	57%	2,125,000	42%	27,381		5,027,381	36,356

Peter Brabeck-Letmathe, Vice-Chairman [3]	87,500	–	87,500	35%	162,500	65%	–		250,000	1,715

Thomas W. Bechtler [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Robert H. Benmosche [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Noreen Doyle [3]	140,000	–	140,000	35%	260,000	65%	–		400,000	2,743

Jean Lanier [3]	140,000	–	140,000	35%	260,000	65%	–		400,000	2,743

Anton van Rossum [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	3,892

David W. Syz [3]	140,000	–	140,000	35%	260,000	65%	–		400,000	2,743

Ernst Tanner [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Richard E. Thornburgh [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Peter F. Weibel, Chairman of the Audit Committee [4]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	10,266

Total	4,620,000	9,592,500	14,212,500	56%	11,132,500	44%	61,381		25,406,381	176,821

1 Other compensation includes lump sum expenses and child and health care allowances. 2 The value of the shares is included in total compensation. 3 Fees for members of the Board without functional, non-executive duties are paid in advance for the period from one AGM to the other, i.e., from May 4, 2007 to April 25, 2008. The applicable Credit Suisse Group share price was CHF 94.80. 4 Variable compensation elements for members of the Board with functional duties are determined by the Board in the course of the regular management compensation process. The applicable Credit Suisse Group share price was CHF 58.45.

2008 total compensation of the Chairman
In light of Credit Suisse’s 2008 performance, the Chairman was not awarded variable compensation for 2008.
Additional fees and compensation
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.
No additional fees, severance payments or forms of compensation were paid to current or former members of the Board or related parties during 2008.
Share and option holdings of members of the Board
The holdings as disclosed below include the holdings of the respective member of the Board, their close family members and companies where they have a controlling interest.
Share holdings by individual
end of	2008	2007

Number of shares [1]

Walter B. Kielholz, Chairman	451,642	347,279

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee	117,016	137,341

Peter Brabeck-Letmathe, Vice-Chairman	92,951	51,657

Thomas W. Bechtler	36,573	32,517

Robert H. Benmosche	23,321	24,614

Noreen Doyle	19,838	15,203

Jean Lanier	15,927	11,292

Anton van Rossum	26,832	19,376

Aziz R.D. Syriani, Chairman of the Compensation Committee	48,383	44,490

David W. Syz	67,480	62,845

Ernst Tanner	42,389	38,333

Richard E. Thornburgh [2]	92,500	88,444

Peter F. Weibel, Chairman of the Audit Committee	29,215	18,949

Total	1,064,067	892,340

1 Includes shares that are subject to a blocking period of up to four years. 2 Richard E. Thornburgh was also granted 98,935 PIP I units in his former position as a member of the Executive Board.

Option holdings by individual
December 31, 2008 and 2007	Richard E. Thornburgh	Hans-Ulrich Doerig	Expiry date	Exercise price in CHF

Year of grant

2002	–	75,000	December 3, 2012	34.10

2001	215,116	97,792	January 25, 2011	84.75

2000	100,000	100,000	March 1, 2010	74.00

Total	315,116	272,792	–	–

Credit Suisse's policy is to compensate members of the Board with Credit Suisse Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2008, none of the members of the Board hold options purchased from personal funds.

Loans to members of the Board
end of		2008			2007

	Balance	Whereof loans to related parties	[1]	Balance	Whereof loans to related parties	[1]

December 31 (in CHF)

Walter B. Kielholz, Chairman	2,000,000	–		2,000,000	–

Hans-Ulrich Doerig, Vice-Chairman	2,800,000	–		3,000,000	–

Peter Brabeck-Letmathe, Vice-Chairman	5,312,500	–		4,561,700	–

Thomas W. Bechtler	8,450,000	3,950,000		8,450,000	3,950,000

Robert H. Benmosche	–	–		73,863	–

David W. Syz	1,500,000	1,500,000		1,500,000	1,500,000

Ernst Tanner	3,550,000	–		5,050,000	–

Richard E. Thornburgh	121,312	–		70,750	–

Total	23,733,812	5,450,000		24,706,313	5,450,000

1 Includes loans to close family members and companies where the respective member of the Board has a controlling interest.

A large majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers. As of December 31, 2008, 2007 and 2006, outstanding loans to the members of the Board amounted to CHF 24 million, CHF 25 million and CHF 32 million, respectively.

Members of the Board are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans listed above, Credit Suisse or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board have a significant influence as defined by the SEC. As of December 31, 2008, 2007 and 2006, the total exposure to such related parties amounted to CHF 6 million, CHF 8 million and CHF 4 million, respectively, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2008 did not exceed CHF 10 million in aggregate.

We, together with our subsidiaries, are a global financial services provider and, in particular, have major corporate banking operations in Switzerland. We, therefore, typically have relationships with many large companies including those in which our Board members assume management functions or board member responsibilities. All relationships between us or our banking subsidiaries and members of the Board and their affiliated companies are in the ordinary course of business and at arm’s length.

Executive compensation
Credit Suisse’s approach to executive compensation
In line with our overall approach to compensation, our executive compensation policies are designed to promote a long-term focus by our executives in all their actions, attract executives of the highest quality and foster retention by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the Credit Suisse’s strategic goals and the interests of its shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a variable compensation pool framework for the Executive Board, including the CEO, which is linked directly to the Group’s performance. The variable compensation pool was used to define the total amount available for variable compensation payments, which were then delivered in cash, CRA, deferred share-based compensation and PAF awards. At the beginning of the year, a target variable compensation pool for this executive population was set assuming specific, pre-defined Credit Suisse financial and non-financial performance goals would be achieved in 2008. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and then modified the size of the available pool based on actual results. The final variable compensation pool was then distributed to the members of the Executive Board based on business performance, individual contributions and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total variable compensation pool for the Executive Board included the following:
– the financial performance of the Group adjusted for extraordinary items compared to the strategic business plan;
– assessment of delivery of defined non-financial targets in relation to our strategy;
– consideration of the Group’s performance against the performance of its peer companies;
– measurement against market information of companies with similar scope and complexity; and
– measurement of shareholder satisfaction, assessed by reviewing objective data regarding the Group’s financial performance, with a focus on revenue growth, pre-tax margin growth, return on equity and earnings per share.

This approach is designed to assess performance in relation to the delivery of the strategic plan and satisfaction of the expectations of shareholders.
Executive compensation components
In line with our overall approach, executive compensation consists of a fixed salary and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The annual variable compensation component usually represents the most significant part of an executive’s total compensation package and varies from year to year, depending on the executive’s performance. Part of the variable compensation is awarded in cash and CRA and part in share-based and other awards. As a matter of policy, share-based awards usually represent a material portion of each executive’s compensation and are subject to vesting, holding and future service requirements.

Credit Suisse’s executive compensation in 2008
Executive compensation for 2008 was based on the general approach set out above. As in previous years, members of the Executive Board participated in the Group-wide share-based compensation plan and received ISUs and, in some cases, PAF awards. This participation is designed to ensure that executive compensation is in line with our overall approach to compensation. The mandatory deferral amount of the total variable compensation was based on the approved share plan deferral schedule.

In 2008, 33% of the compensation paid to members of the Executive Board was paid based on contractual obligations. Across the whole Executive Board (15 individuals including those members who joined or left the Executive Board during 2008 and were accounted for on a pro-rata basis) 10% of total compensation was paid as salaries, 7% as cash, 10% as CRA, 29% as share-based and PAF awards and 11% as other compensation.

Compensation for the individual Executive Board members considers personal contribution in their respective areas of responsibility, but also reflects the negative financial performance in 2008 as well as the negative share price development. While certain commitments were made to individuals who joined the Executive Board, those who served throughout both 2007 and 2008 received no variable unrestricted cash compensation for 2008, and the total value of discretionary awards granted to them in 2008 was 76% lower than comparable awards and variable compensation for 2007. The CEO and the CEO Investment Banking were not awarded any variable compensation or other discretionary awards for 2008. Executive Board members also saw the value of their outstanding equity awards drop by more than 80% over the course of 2008.

Compensation for the members of the Executive Board
	Base salary	Variable cash compen- sation	CRA (restricted variable compen- sation)	[1]	Total cash portion	Value of share- based and other awards		Pension and similar benefits and other benefits	[2]	Dividend equiv- alents	[3]	Total compen- sation excluding contractual agree- ments	Payments and awards due to contractual agreements		Total compen- sation

2008 (in CHF million, except where indicated)

15 individuals [4]	10.62	7.00	9.72		27.34	25.50	[5]	3.75		7.56		64.15	42.56	[6]	106.71

% of total compensation	10%	7%	9%		26%	24%						60%	40%

of which joiners, leavers and Executive Board members with contractual agreements (7 individuals)	3.51	7.00	–		10.51	8.00		1.02		1.74		21.27	42.56		63.83

% of total compensation	5%	11%			16%	13%						33%	67%

of which other Executive Board members (8 individuals)	7.11	–	9.72		16.83	17.50		2.73		5.82		42.88	–		42.88

% of total compensation	17%		23%		39%	41%						100%

of which CEO: Brady W. Dougan	1.25	–	–		1.25	–		0.03		1.58		2.86	–		2.86

% of total compensation	44%				44%							100%

of which highest paid: Kai S. Nargolwala [7]	0.72	–	–		0.72	–		0.66		0.41		1.79	19.04		20.83

% of total compensation	3%				3%							9%	91%

1 CRA are subject to pro-rata repayment over two years if the recipient voluntarily terminates employment with Credit Suisse. 2 Other benefits consist of housing allowances, lump sum expenses and child allowances. 3 ISUs carry the right to an annual payment equal to the dividend of a registered Credit Suisse Group share. The dividend equivalents disclosed were paid in respect of awards granted in prior years. 4 Includes pro-rata compensation paid to Messrs. Blumer, Körner, Philipp and Sanzone who left Credit Suisse during 2008 and Mr. Meister who joined Credit Suisse during 2008. 5 Share-based and other awards include 0.4 million ISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 23.70 and the fair value of the leverage component was CHF 6.98. The total fair value of each ISU was CHF 30.68. In addition, they also include 0.1 million other share-based awards and PAF awards with a grant value of CHF 3.9 million. No variable compensation was paid to Messrs. Dougan or Calello. 6 Payments and awards due to contractual agreements with recently hired Executive Board members include cash payments of CHF 14.5 million, CRA of CHF 4.2 million, Credit Suisse Group shares with a fair value at grant of CHF 3.5 million, ISUs with a fair value at grant of CHF 15.8 million and other awards of CHF 4.6 million. Most of the contractually agreed payments and awards compensate the recipients for compensation elements forfeited at previous employers. 7 Details to the compensation paid to Mr. Nargolwala are provided in the text.

	Base salary	Variable cash compen- sation	Total cash portion	Value of share- based and other awards		Payments and awards due to contractual agreements	[1]	Pension and similar benefits and other benefits	[2]	Dividend equiv- alents	Total compen- sation

2007 (in CHF million, except where indicated)

13 individuals [3]	10.70	31.30	42.00	93.60	[4]	21.60		1.50		3.40	162.10

% of total compensation	7%	19%	26%	58%		13%

of which highest paid: Brady W. Dougan	1.25	2.15	3.40	17.90		–		0.01		0.97	22.28

% of total compensation	6%	10%	15%	80%

1 Includes Credit Suisse Group shares with a fair value at grant of CHF 3.6 million, ISUs with a fair value at grant of CHF 11.0 million and PIP II awards of CHF 7.0 million. 2 Other benefits consist of housing allowances, lump sum expenses and child allowances. 3 Includes pro-rata compensation paid to Mr. Grübel who left Credit Suisse during 2007 and Mr. Shafir, who joined Credit Suisse during 2007. 4 Share-based awards include 1.4 million ISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 54.90 and the fair value of the leverage component was CHF 10.69. The total fair value of each ISU was CHF 65.59. The remainder refers to other share based awards.

2008 total compensation of the highest paid member of the Executive Board
The highest paid member of the Executive Board in 2008 was Kai S. Nargolwala, CEO Asia Pacific. Mr. Nargolwala was hired from Standard Chartered Bank in 2007 and joined Credit Suisse effective January 1, 2008. His compensation arrangement for 2008 was contractually agreed at the time of his hiring. His total compensation contained a significant element that was directed at compensating him for a part of the share-based awards granted to him by his previous employer and his 2007 variable compensation, which he forfeited upon joining Credit Suisse. Mr. Nargolwala’s compensation amounted to CHF 20.8 million and was comprised of his salary of CHF 0.7 million, a cash payment of CHF 13.5 million, Credit Suisse Group shares with a grant value of CHF 3.2 million, ISUs with a grant value of CHF 2.2 million, other awards with a grant value of CHF 0.15 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 1 million.

Additional fees and compensation
Two former members of our most senior executive body are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.

No additional fees, severance payments or forms of compensation were paid to current or former members of the most senior executive body or related parties during 2008.
ISU, PIP unit, share and share option holdings of members of the Executive Board
The holdings disclosed include the holdings of the respective members of the Executive Board, their close family members and companies where they have a controlling interest.
Units by individual
	Number of vested shares	Number of unvested shares	Number of ISUs	[1]	Number of options	Number of PIP I units	Number of PIP II units

December 31, 2008

Brady W. Dougan	296,727	99,211	408,154		408,400	271,898	78,102

Walter Berchtold	92,591	26,042	299,297		–	130,401	104,167

Paul Calello	411,856	61,093	316,001		241,184	142,937	57,063

D. Wilson Ervin	44,483	11,127	105,379		–	44,210	66,761

Renato Fassbind	14,496	10,417	96,555		–	20,746	41,667

Tobias Guldimann	67,542	5,209	51,461		31,640	17,782	20,834

Hans-Ulrich Meister	20,000	5,160	27,109		–	–	–

Kai S. Nargolwala	23,192	114,286	8,000		–	–	2,500

Urs Rohner	19,326	13,889	151,642		–	35,564	55,556

Robert Shafir	33,843	22,521	77,306		–	–	71,213

Eric Varvel	17,901	56,958	317,087		–	75,343	56,953

Total	1,041,957	425,913	1,857,991		681,224	738,881	554,816

December 31, 2007

Brady W. Dougan	191,016	156,673	202,928		408,400	271,898	78,102

Walter Berchtold	181,668	26,042	92,765		–	130,401	104,167

David J. Blumer	36,027	17,362	66,675		–	71,497	69,445

Paul Calello	335,190	95,481	126,830		241,184	142,937	57,063

D. Wilson Ervin	29,158	11,957	43,485		–	44,210	66,671

Renato Fassbind	–	10,417	43,484		–	20,746	41,667

Tobias Guldimann	59,810	5,209	23,192		31,640	17,782	20,834

Ulrich Körner	89,669	16,494	66,675		59,668	77,055	65,973

Michael G. Philipp	38,786	44,035	77,910		–	99,627	44,507

Urs Rohner	–	13,889	57,978		–	35,564	55,556

Thomas J. Sanzone	61,488	17,793	47,109		–	–	44,507

Robert Shafir	–	45,042	115,959		–	–	71,213

Total	1,022,812	460,394	964,990		740,892	911,717	719,705

1 Reflects the vesting of prior year grants, which were granted in January.

Option holding by individual
December 31, 2008 and 2007	Brady W. Dougan	Paul Calello	Tobias Guldimann	Expiry date	Exercise price in CHF

Year of grant

2002 [1]	–	–	–	January 31, 2012	65.75

2001 [1]	368,400	241,184	15,640	January 25, 2011	84.75

2000 [1]	40,000	–	16,000	March 1, 2010	74.00

Total	408,400	241,184	31,640	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2008 and 2007, none of the members of the Executive Board hold options purchased from personal funds.
1 Included 15,000, 24,668 and 20,000 options for 2002, 2001 and 2000, respectively, held by Ulrich Körner, who has left the Group.

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2008, 2007 and 2006, outstanding loans to the members of the Executive Board amounted to CHF 24 million, CHF 22 million and CHF 17 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was eight and seven, respectively, and the highest loan outstanding was CHF 8.6 million to Walter Berchtold.

All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, fixed-rate mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

Additional information
Changes of control and defense measures
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the FINMA. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the SESTA and the implementing ordinances.

Clauses on changes of control
Subject to certain provisions in the Group’s employee compensation plans providing for the treatment of outstanding awards in the case of a change of control, there are no provisions that require the payment of extraordinary benefits in the case of a change of control in the agreements and plans benefiting members of the Board and the Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change of control of the Group. Moreover, none of the employment contracts with members of the Executive Board or other members of senior management provides for extraordinary benefits that would be triggered by a change of control.

Internal and external auditors
Auditing forms an integral part of corporate governance at Credit Suisse. Both internal and external auditors have a key role to play by providing an independent assessment of our operations and internal controls.

Internal Audit
Our Internal Audit function comprises a team of around 250 professionals, more than 220 of whom are directly involved in auditing activities. The Head of Internal Audit, Heinz Leibundgut, reports directly to the Chairman of the Audit Committee.

Internal Audit performs an independent and objective assurance and consulting function that is designed to add value to our operations. Using a systematic and disciplined approach, the Internal Audit team evaluates and enhances the effectiveness of our risk management, control and governance processes.

Internal Audit is responsible for carrying out periodic audits in line with the Regulations of Internal Audit approved by the Audit Committee. It regularly and independently assesses the risk exposure of our various business activities, taking into account industry trends, strategic and organizational decisions, best practice and regulatory matters. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining areas of audit concentration and specifying resource requirements for approval by the Audit Committee.

As part of its efforts to achieve best practice, Internal Audit regularly benchmarks its methods and tools against those of its peers. In addition, it submits periodic internal reports and summaries thereof to the management teams as well as the Chairman and the Chairman of the Audit Committee. The head of Internal Audit reports to the Audit Committee at least quarterly and more frequently as appropriate. Internal Audit coordinates its operations with the activities of the external auditor for maximum effect.

External auditors
Our statutory auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Zurich. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are David L. Jahnke, Global Lead Partner (since 2005), Robert S. Overstreet, Group Engagement Partner (since 2006), and Philipp Rickert, Leading Bank Auditor (since 2006). In addition, we have mandated BDO Visura, Zurich, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
Fees paid to external auditors
	2008	2007	% change

Fees paid to external auditors (CHF million)

Audit services [1]	45.0	46.7	(4)

Audit-related services [2]	13.4	18.5	(28)

Tax services [3]	6.5	2.1	210

1 Audit fees include the integrated audit of the Group's consolidated and statutory financial statements, interim reviews and comfort and consent letters. Additionally it includes all assurance and attestation services related to the regulatory filings of the Group and its subsidiaries. 2 Audit-related services are primarily in respect of: (i) reports related to the Group's compliance with provisions of or calculations required by agreements; (ii) accounting advice; (iii) audits of private equity funds and employee benefit plans; and (iv) regulatory advisory services. 3 Tax services are in respect of tax compliance and consultation services, including: (i) preparation and/or review of tax returns of the Group and its subsidiaries; (ii) assistance with tax audits and appeals; and (iii) confirmations relating to the Qualified Intermediary status of Group entities.

KPMG attends all meetings of the Audit Committee. At each meeting, KPMG reports on the findings of its audit and/or interim review work. The Audit Committee reviews on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval as required by Swiss law.

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that may be provided to us or any of our subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related and tax services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2008 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

Liquidation
Under Swiss law and our AoA, we may be dissolved at any time by a shareholders’ resolution which must be passed by: (i) a supermajority of at least three quarters of the votes cast at the meeting in the event we are to be dissolved by way of liquidation; or (ii) a supermajority of at least two thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events. Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

V – Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated statements of operations
Consolidated balance sheets
Consolidated statements of changes in shareholders’ equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
Controls and procedures
Report of the Statutory Auditors
Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2007 the Group changed its method of accounting for certain financial instruments accounted for at fair value, and in 2006 the Group changed its method of accounting for defined benefit pension plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2009 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 18, 2009

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated statements of operations

	Reference to notes			in

		2008	2007	2006

Consolidated statements of operations (CHF million)

Interest and dividend income	6	47,939	62,550	50,264

Interest expense	6	(39,403)	(54,108)	(43,699)

Net interest income	6	8,536	8,442	6,565

Commissions and fees	7	14,812	18,929	17,191

Trading revenues		(9,880)	6,146	9,427

Other revenues	8	(4,200)	5,804	4,960

Net revenues		9,268	39,321	38,143

Provision for credit losses	9	813	240	(111)

Compensation and benefits	10	13,254	16,098	15,520

General and administrative expenses	11	7,809	6,833	6,324

Commission expenses		2,294	2,410	2,091

Total other operating expenses		10,103	9,243	8,415

Total operating expenses		23,357	25,341	23,935

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items		(14,902)	13,740	14,319

Income tax expense/(benefit)	26	(4,596)	1,248	2,394

Minority interests		(2,619)	4,738	3,630

Income/(loss) from continuing operations before extraordinary items		(7,687)	7,754	8,295

Income/(loss) from discontinued operations, net of tax	4	(531)	6	3,056

Extraordinary items, net of tax		0	0	(24)

Net income/(loss)		(8,218)	7,760	11,327

Basic earnings per share (CHF)

Income/(loss) from continuing operations before extraordinary items	12	(7.33)	7.42	7.54

Income/(loss) from discontinued operations, net of tax	12	(0.50)	0.01	2.78

Extraordinary items, net of tax	12	0.00	0.00	(0.02)

Net income/(loss)	12	(7.83)	7.43	10.30

Diluted earnings per share (CHF)

Income/(loss) from continuing operations before extraordinary items	12	(7.33)	6.95	7.20

Income/(loss) from discontinued operations, net of tax	12	(0.50)	0.01	2.65

Extraordinary items, net of tax	12	0.00	0.00	(0.02)

Net income/(loss)	12	(7.83)	6.96	9.83

Consolidated balance sheets

	Reference to notes		end of

		2008	2007

Assets (CHF million)

Cash and due from banks		90,035	38,459

Interest-bearing deposits with banks		2,012	3,759

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	269,028	296,709

of which reported at fair value		164,743	183,719

Securities received as collateral, at fair value		29,454	28,314

of which encumbered		16,665	24,303

Trading assets, at fair value	14	342,778	532,083

of which encumbered		69,921	141,764

Investment securities	15	13,823	15,731

of which reported at fair value		13,019	15,453

of which encumbered		–	1,908

Other investments	16	27,002	28,120

of which reported at fair value		24,866	25,195

Net loans	17	235,797	240,534

of which reported at fair value		32,314	31,047

of which allowance for loan losses		1,639	1,234

Premises and equipment	18	6,350	6,149

Goodwill	19	9,330	10,882

Other intangible assets	20	423	444

of which reported at fair value		113	179

Brokerage receivables		57,498	54,883

Other assets	22	85,797	104,613

of which reported at fair value		34,086	49,326

of which encumbered		3,329	12,084

Assets of discontinued operations held-for-sale	4	1,023	0

Total assets		1,170,350	1,360,680

Consolidated balance sheets (continued)
	Reference to notes		end of

		2008	2007

Liabilities and shareholders' equity (CHF million)

Due to banks	23	58,183	90,864

of which reported at fair value		3,364	6,047

Customer deposits	23	296,986	335,505

of which reported at fair value		2,538	6,134

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	243,370	300,381

of which reported at fair value		174,975	140,424

Obligation to return securities received as collateral, at fair value		29,454	28,314

Trading liabilities, at fair value	14	154,465	201,809

Short-term borrowings		10,964	19,390

of which reported at fair value		2,545	8,120

Long-term debt	24	150,714	160,157

of which reported at fair value		79,456	111,293

Brokerage payables		93,323	55,808

Other liabilities	22	84,798	108,613

of which reported at fair value		24,362	24,233

Liabilities of discontinued operations held-for-sale	4	872	0

Minority interests		14,919	16,640

Total liabilities		1,138,048	1,317,481

Common shares		47	46

Additional paid-in capital		25,166	24,553

Retained earnings		18,780	33,670

Treasury shares, at cost		(752)	(9,378)

Accumulated other comprehensive income/(loss)	25	(10,939)	(5,692)

Total shareholders' equity		32,302	43,199

Total liabilities and shareholders' equity		1,170,350	1,360,680

end of	2008	2007

Additional share information

Par value (CHF)	0.04	0.04

Authorized shares (million)	1,309.5	1,359.3

Issued shares (million)	1,184.6	1,162.4

Repurchased shares (million)	(20.7)	(141.8)

Shares outstanding (million)	1,163.9	1,020.6

Consolidated statements of changes in shareholders’ equity

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Number of common shares outstanding

2008 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	1,020,627,855	[1]

Net income/(loss)	–	–	(8,218)	–	–	(8,218)	–

Cumulative effect of accounting changes, net of tax [2]	–	–	(33)	–	15	(18)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(5,262)	(5,262)	–

Issuance of common shares	3	2,544	–	–	–	2,547	71,873,513

Cancellation of repurchased shares	(2)	(884)	(3,237)	4,123	–	–	–

Sale of treasury shares	–	(2,188)	(581)	29,333	–	26,564	582,994,041

Repurchase of treasury shares	–	–	–	(25,032)	–	(25,032)	(514,956,523)	[3]

Share-based compensation, net of tax	–	1,291	–	202	–	1,493	3,353,147

Derivatives indexed to own shares [4]	–	(150)	–	–	–	(150)	–

Cash dividends paid	–	–	(2,821)	–	–	(2,821)	–

Balance at end of period	47	25,166	18,780	(752)	(10,939)	32,302	1,163,892,033	[5]

2007 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586	1,062,467,061

Net income	–	–	7,760	–	–	7,760	–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(669)	(669)	–

Issuance of common shares	1	59	–	–	–	60	1,389,127

Cancellation of repurchased shares	(27)	(945)	(3,087)	4,059	–	–	–

Sale of treasury shares	–	4	–	36,274	–	36,278	441,949,359

Repurchase of treasury shares	–	–	–	(41,879)	–	(41,879)	(507,256,244)

Share-based compensation, net of tax	–	861	–	1,279	–	2,140	22,078,552

Derivatives indexed to own shares	–	(279)	–	–	–	(279)	–

Repayment out of share capital	(535)	36	–	–	–	(499)	–

Cash dividends paid	–	–	(2,480)	–	–	(2,480)	–

Balance at end of period	46	24,553	33,670	(9,378)	(5,692)	43,199	1,020,627,855

1 At par value CHF 0.04 each, fully paid, net of 141,834,285 treasury shares. In addition to the treasury shares, a maximum of 196,835,440 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Represents the effect of the Group adopting the measurement date provisions of SFAS 158 as of December 31, 2008. 3 Includes 3,595,000 shares repurchased in connection with Credit Suisse Group's share buyback programs. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units granted to the employees during 2008. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.04 each, fully paid, net of 20,743,620 treasury shares. 49,700,000 treasury shares which were approved for cancellation at the Annual General Meeting on April 25, 2008, were cancelled in 3Q08. In addition to the treasury shares, a maximum of 124,843,275 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in shareholders’ equity (continued)
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other comprehen- sive income	Total share- holders' equity	Number of common shares outstanding

2006 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118	1,125,360,183

Net income	–	–	11,327	–	–	11,327	–

Cumulative effect of accounting changes, net of tax	–	–	41	–	(1,778)	(1,737)	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(1,349)	(1,349)	–

Issuance of common shares	–	48	–	–	–	48	1,109,847

Cancellation of repurchased shares	(17)	(608)	(1,316)	1,941	–	–	–

Sale of treasury shares	–	(67)	–	17,352	–	17,285	238,906,412

Repurchase of treasury shares	–	–	–	(23,461)	–	(23,461)	(323,036,898)

Share-based compensation, net of tax	–	805	–	880	–	1,685	20,127,517

Cash dividends paid	–	–	(2,330)	–	–	(2,330)	–

Balance at end of period	607	24,817	32,306	(9,111)	(5,033)	43,586	1,062,467,061

Comprehensive income

in	2008	2007	2006

Comprehensive income (CHF million)

Net income/(loss)	(8,218)	7,760	11,327

Gains/(losses) on cash flow hedges	(71)	(38)	(119)

Cumulative translation adjustments	(3,550)	(1,783)	(381)

Unrealized gains/(losses) on securities	(53)	(2)	(1,042)

Minimum pension liability adjustment	–	–	193

Actuarial gains/(losses)	(1,609)	1,168	–

Net prior service cost	21	(14)	–

Other comprehensive income/(loss), net of tax [1]	(5,262)	(669)	(1,349)

Comprehensive income/(loss)	(13,480)	7,091	9,978

1 For details on the components of other comprehensive income, refer to Note 25 - Accumulated other comprehensive income.

Consolidated statements of cash flows

in	2008	2007	2006

Operating activities of continuing operations (CHF million)

Net income/(loss)	(8,218)	7,760	11,327

(Income)/loss from discontinued operations, net of tax	531	(6)	(3,056)

Income/(loss) from continuing operations	(7,687)	7,754	8,271

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,174	893	1,027

Provision for credit losses	813	240	(111)

Deferred tax provision	(4,935)	(1,076)	646

Share of net income from equity method investments	17	(101)	(24)

Trading assets and liabilities	113,153	(65,739)	(26,170)

(Increase)/decrease in other assets	1,203	(64,540)	(61,616)

Increase in other liabilities	28,217	61,191	28,408

Other, net	(2,084)	3,434	1,003

Total adjustments	137,558	(65,698)	(56,837)

Net cash provided by/(used in) operating activities of continuing operations	129,871	(57,944)	(48,566)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	981	4,059	(2,580)

Decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	12,635	3,436	8,931

Purchase of investment securities	(1,727)	(928)	(2,980)

Proceeds from sale of investment securities	55	2,905	1,256

Maturities of investment securities	2,668	3,768	5,035

Investments in subsidiaries and other investments	(3,859)	(7,626)	(6,209)

Proceeds from sale of other investments	2,674	2,288	2,100

Increase in loans	(6,921)	(35,472)	(23,159)

Proceeds from sales of loans	596	339	3,142

Capital expenditures for premises and equipment and other intangible assets	(1,473)	(1,550)	(1,530)

Proceeds from sale of premises and equipment and other intangible assets	41	250	34

Other, net	155	47	(86)

Net cash provided by/(used in) investing activities of continuing operations	5,825	(28,484)	(16,046)

Consolidated statements of cash flows (continued)
in	2008	2007	2006

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(55,288)	52,510	38,533

Increase/(decrease) in short-term borrowings	(11,407)	(517)	3,091

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(41,480)	30,493	(1,416)

Issuances of long-term debt	107,638	81,151	75,921

Repayments of long-term debt	(86,567)	(65,306)	(51,295)

Repayments of trust preferred securities	(2)	0	0

Issuances of common shares	2,547	60	48

Sale of treasury shares	26,564	36,278	17,285

Repurchase of treasury shares	(25,032)	(41,879)	(23,461)

Dividends paid/capital repayments	(2,946)	(2,512)	(2,346)

Other, net	3,943	6,857	2,703

Net cash provided by/(used in) financing activities of continuing operations	(82,030)	97,135	59,063

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(2,072)	(1,340)	(515)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(18)	52	(17)

Net cash used in investing activities of discontinued operations	0	0	(4,424)

Net cash used in financing activities of discontinued operations	0	0	(332)

Net cash provided by/(used in) discontinued operations	(18)	52	(4,773)

Proceeds from sale of stock by subsidiaries (CHF million)

Proceeds from sale of stock by subsidiaries	0	0	12,300

Net increase in cash and due from banks (CHF million)

Net increase in cash and due from banks	51,576	9,419	1,463

Cash and due from banks at beginning of period	38,459	29,040	27,577

Cash and due from banks at end of period	90,035	38,459	29,040

in	2008	2007	2006

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	2,078	2,673	1,774

Cash paid for interest	41,154	54,256	42,519

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	383	335	199

Fair value of liabilities assumed	23	300	199

Assets and liabilities sold in business divestitures

Assets sold	0	0	183,691

Liabilities sold	0	0	174,694

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with US GAAP and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income/(loss) or total shareholders’ equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, recognition of deferred tax asset, tax uncertainties, pension liabilities, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Current market conditions may increase the risk and complexity of the judgments applied in these estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group consolidates limited partnerships in cases where it is the general partner or is a limited partner with substantive rights to kick out the general partner or dissolve the partnership and to participate in significant decisions made in the ordinary course of business. The Group also consolidates VIEs where the Group is the primary beneficiary in accordance with FIN No. 46, as revised by FIN No. 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51” (FIN 46(R)). The effects of material intercompany transactions and balances have been eliminated.

Where a Group subsidiary is a separate legal entity and determined to be an investment company as defined under the AICPA Audit and Accounting Guide for Investment Companies (AICPA Investment Company Guide), interests in other entities held by this Group subsidiary are not consolidated and are carried at fair value.

Group entities that qualify as broker-dealer entities as defined by the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities (AICPA Broker/Dealer Guide) do not consolidate investments in voting interest entities that would otherwise qualify for consolidation when the investment is held on a temporary basis for trading purposes. In addition, subsidiaries that are strategic components of a broker-dealers’ operations are consolidated regardless of holding intent.

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. As of the dates of the consolidated balance sheets, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statements of operations.

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in AOCI within total shareholders’ equity.

Fair value measurement and option
The Group adopted SFAS No. 157, “Fair Value Measurements” (SFAS 157) and SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159) on January 1, 2007. SFAS 157 establishes a single authoritative definition of fair value and sets out a framework for measuring fair value and SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities. The availability of this alternative measurement treatment is referred to as the fair value option. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g. a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.

Cash and due from banks
Cash and due from banks consists of currency on hand, demand deposits with banks or other financial institutions and cash equivalents. Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The fair value basis of accounting may be elected pursuant to SFAS 159, and any resulting change in fair value is reported in trading revenues. The Group has elected the fair value basis of accounting on some of its agreements.

Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement.

Securities lending and borrowing transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheets at amounts equal to the cash advanced or received. If securities received in an SLB transaction as collateral may be sold or re-pledged, they are recorded as securities received as collateral in the consolidated balance sheet and a corresponding liability to return the security is recorded. Securities lending transactions against non-cash collateral in which the Group has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. In the case where the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues.

Transfers of financial assets
The Group transfers various financial assets, which may result in the sale of these assets to special purpose entities, which in turn issue securities to investors. The Group values its benefical interests at fair value using quoted market prices, if such positions are traded on an active exchange or financial models that incorporate observable and unobservable inputs. For further information on the Group’s transfer activities, refer to Note 32 – Transfers of financial assets and variable interest entities.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments, certain loans held in broker/dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent. Regular-way security transactions are recorded on a trade-date basis. Unrealized and realized gains and losses on trading positions are recorded in trading revenues.

Derivatives
Freestanding derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host contract, either the embedded feature is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statements of operations. Once separated, the derivative is recorded in the same line item in the consolidated balance sheets as the host contract.

Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives held for trading purposes arise from proprietary trading activity and from customer-based activity. Realized gains and losses, changes in unrealized gains and losses and interest flows are included in trading revenues. Derivative contracts designated and qualifying as fair value hedges, cash flow hedges or net investment hedges are reported as other assets or other liabilities and hedge accounting is applied.

Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for OTC derivatives are determined on the basis of proprietary models using various input parameters. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, fair values are recorded on a gross basis.

Where hedge accounting is applied, the Group formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Group discontinues hedge accounting prospectively in the following circumstances:

(i) the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including forecasted transactions);
(ii) the derivative expires or is sold, terminated or exercised;
(iii) the derivative is no longer designated as a hedging instrument because it is unlikely that the forecasted transaction will occur; or
(iv) the designation of the derivative as a hedging instrument is otherwise no longer appropriate.
For derivatives that are designated and qualify as fair value hedges, the carrying value of the underlying hedged items is adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statements of operations as the change in fair value of the risk being hedged for the hedged assets or liabilities to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded separately in trading revenues.

When the Group discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the consolidated statements of operations over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the consolidated statements of operations upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the consolidated statements of operations upon disposition of the hedged item as part of the gain or loss on disposition.

For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the effective portion of the change in the fair value of a designated derivative is recorded in AOCI. These amounts are reclassified into the line item in the consolidated statements of operations in which the hedged item is recorded when the variable cash flow from the hedged item impacts earnings (for example, when periodic settlements on a variable rate asset or liability are recorded in the consolidated statements of operations or when the hedged item is disposed of). The change in fair value representing hedge ineffectiveness is recorded separately in trading revenues.

When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into the consolidated statements of operations in the same period or periods during which the formerly hedged transaction is reported in the consolidated statements of operations. When the Group discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the specified date or period plus two months, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in the consolidated statements of operations.

For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in AOCI to the extent the hedge is effective. The change in fair value representing hedge ineffectiveness is recorded in trading revenues. The Group uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI to the extent the hedge is effective.

Investment securities
Investment securities include debt securities classified as held-to-maturity and debt and marketable equity securities classified as available-for-sale. Regular-way security transactions are recorded on a trade-date basis.

Debt securities where the Group has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount.

Debt and equity securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI. Amounts reported in AOCI are net of income taxes.

Amortization of premiums or discounts is recorded in interest and dividend income using the effective yield method through the maturity date of the security.
Recognition of an impairment loss on debt securities is recorded in the consolidated statements of operations if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in interest rates to the extent the Group has the intent and ability to hold the debt security for a reasonable period of time sufficient for a forecasted recovery of the decline in fair value below cost.

Recognition of an impairment loss on equity securities is recorded in the consolidated statements of operations if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%.

Recognition of an impairment loss for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.
Unrealized losses on available-for-sale securities are recognized in the consolidated statements of operations when a decision has been taken to sell a security.
Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held for investment.

Equity method investments are investments where the Group has the ability to significantly influence the operating and financial policies of an investee. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for according to the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected fair value basis of accounting on some of its equity method investments.

The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment or at fair value if elected under the fair value option. Non-marketable equity securities held by the Group’s subsidiaries that are determined to be investment companies as defined in the AICPA Investment Company Guide are carried at fair value, with changes in fair value recorded in the consolidated statements of operations.

Equity method investments and non-marketable equity securities held by broker-dealer entities as defined by the AICPA Broker/Dealer Guide are measured at fair value and reported in trading assets when the intent of the broker-dealer entity is to hold the asset temporarily for trading purposes. Changes in fair value are reported in trading revenues.

Real estate held for investment purposes is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated.

In connection with the life finance business, the Group invests in single premium immediate annuities, which are carried at fair value.
Loans
Loans held-to-maturity
Loans which the Group intends to hold until maturity are carried at outstanding principal balances plus accrued interest, net of the following items: unamortized premiums, discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are generally amortized as an adjustment to the loan yield over the term of the related loans.

Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statements of operations in provision for credit losses and in interest income (for provisions on past due interest).

Many factors can affect the Group’s estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and estimated loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for commercial loans, the Group segregates loans by risk, industry or country rating. Excluded from this estimate process are consumer and commercial loans that have been specifically identified as impaired or are held at fair value. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience and recorded in other liabilities. Changes in the estimate of losses for lending-related commitments are recorded in the consolidated statements of operations in provision for credit losses.

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral dependent impaired loans, impairment charges are measured using the present value of estimated future cash flows. For collateral dependent impaired loans, impairment charges are measured using the fair value of the collateral.

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. Substantially all of our subprime residential mortgage loans are held for securitization. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, for any accrued but unpaid interest at the date the loan is classified as non-performing, a provision is recorded in the amount of the accrual, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established, as necessary.

A loan can be further downgraded to non-interest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on a regular basis thereafter, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required. Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

The amortization of net loan fees or costs on impaired loans is generally discontinued during the periods in which matured and unpaid interest or principal is outstanding. On settlement of a loan, if the loan balance is not collected in full, an allowance is established for the uncollected amount, if necessary, and the loan is then written off, net of any deferred loan fees and costs.

Interest collected on non-performing loans and non-interest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both, as appropriate.
Generally, a non-performing loan may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Lease financing transactions where the Group is the lessor are classified as loans. Unearned income is amortized to interest and dividend income over the lease term using the effective interest method.

Loans held-for-sale
Loans, which the Group has the intent to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. Loans held-for-sale are included in other assets. Gains and losses on loans held-for-sale are recorded in other revenues.

Purchased impaired loans
Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Group does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only if the Group’s estimate of cash to be received decreases below the estimate at the time of acquisition. Increases in the estimated expected recovery is recorded as a reversal of allowances, if any, and then recognized as an adjustment of the effective yield of the loan.

Loans held at fair value under the fair value option
Loans and loan commitments for which the fair value option is elected are reported at fair value with changes in fair value reported in trading revenues. The application of the fair value option does not change the loan’s classification. Loan commitments carried at fair value are recorded in other assets or other liabilities, respectively.

Premises and equipment
Premises are carried at cost less accumulated depreciation and are depreciated over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful life. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment are depreciated using the straight-line method over their estimated useful lives, generally three to five years.

The Group capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

The Group reflects finance leasing activities for which it is the lessee by recording an asset in premises and equipment and a corresponding liability in other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is generally depreciated over the shorter of the asset’s estimated useful life or the lease term.

Goodwill and other intangible assets
Goodwill represents the excess of the purchase price of an acquired entity over the estimated fair value of its net assets acquired at the acquisition date. Goodwill is not amortized, rather it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test.

Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured at the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized. Mortgage servicing rights are included in non-amortizing other intangible assets and are carried at fair value, with changes in fair value recognized through earnings in the period in which they occur. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.

Recognition of impairment losses on tangible fixed assets and other intangible assets
The Group evaluates premises and equipment and other intangible assets for impairment losses at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment loss is recorded in general and administrative expenses to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment loss on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the dates of the consolidated balance sheets and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in other assets and other liabilities, respectively. Income tax expense or benefit is recorded in income tax expense/(benefit), except to the extent the change relates to transactions recorded directly in total shareholders’ equity. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

The Group follows FIN No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48) which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under FIN 48, the Group determines whether it is more likely than not that an income tax position will be sustained upon examination based on technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

Life settlement contracts
Life settlement contracts are initially recognized at the transaction price and subsequently carried at fair value unless the Group elects to apply the investment method. The contracts that are not accounted for under the investment method are carried at fair value and are recorded in trading assets.

Under the investment method, the contracts are initially recognized at the transaction price plus any directly related external costs and are recorded in other investments. Subsequently, all continuing premium payments made are capitalized unless the aggregated carrying value exceeds fair value in which case an impairment allowance is established so that the carrying value does not exceed fair value.

Other assets
Derivative instruments used for hedging
Derivative instruments are carried at fair value. The fair values of derivative instruments held for hedging are included as other assets or other liabilities in the consolidated balance sheets. The accounting treatment used for changes in fair value of hedging derivatives depends on the designation of the derivative as either a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. Changes in fair value representing hedge ineffectiveness are reported in trading revenues.

Long-term debt
Total long-term debt is comprised of debt issuances which do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign currency denominated fixed and variable rate bonds.

The Group actively manages the interest rate risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps, in particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps. Upon the adoption of SFAS 159, the Group has elected to fair value this fixed rate debt in accordance with the provisions of SFAS 159, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008 and instead will apply hedge accounting per the guidance of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133).

The Group’s long-term debt also includes various equity-linked and other indexed instruments with embedded derivative features, whose payments and redemption values are linked to commodities, stocks, indices, currencies or other assets. Upon the adoption of SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140” (SFAS 155), the Group elected to account for substantially all of these instruments at fair value. Changes in the fair value of these instruments are recognized as a component of trading revenues.

Other liabilities
Guarantees
In cases where the Group acts as a guarantor, the Group recognizes in other liabilities, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur.

Pensions and other post-retirement benefits
The Group uses the projected unit credit actuarial method to determine the present value of its PBO and the current and past service costs related to its defined benefit and other postretirement benefit plans. In 2008 the Group changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by Group management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. In countries where no deep market in high-quality corporate bonds exists, the estimate is based on governmental bonds adjusted to include a risk premium reflecting the additional risk for corporate bonds.

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and investment strategy.

Health care cost trend rates are determined by reviewing external data and the Group’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.

The funded status of the Group’s defined benefit postretirement and pension plans are recognized in the consolidated balance sheets.
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Group records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Share-based compensation
Effective January 1, 2005, the Group early adopted, using the modified prospective method, SFAS No. 123 (Revised 2004), “Share-Based Payment” (SFAS 123(R)). Under the modified prospective method for all share-based equity awards granted to employees and existing equity awards modified on or after January 1, 2005, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statements of operations over the required service period on a straight-line basis. For all outstanding unvested equity awards as of January 1, 2005, that were previously accounted for under APB No. 25, “Accounting for Stock Issued to Employees”, compensation expense is measured based on the original grant date fair value of the award and is recognized over the remaining requisite service period of each award on a straight-line basis.

The Group uses the tax law ordering approach to determine the portion of the total tax expense that relates to windfall tax benefits that are to be recorded in additional paid-in capital. In addition, it elected to use the practical transition option allowed under FSP No. FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards,” in determining the amount of windfall tax benefits recorded in additional paid-in capital arising on awards that were fully vested prior to the adoption of SFAS 123(R).

Compensation costs for share-based equity awards with only a service condition that affects vesting and that are subject to graded vesting are recognized on a straight-line basis over the service period for the entire award. Further, upon adoption of SFAS 123(R), recognition of compensation costs is accelerated to the date an employee becomes eligible for retirement. For awards granted to retirement-eligible employees prior to the adoption of SFAS 123(R), the Group’s policy is to record compensation cost over the requisite service period.

Certain employees own non-substantive equity interests in the form of carried interests in private equity funds managed by the Group. Expenses recognized under these ownership interests are reflected in the consolidated statements of operations in compensation and benefits.

The Group has certain option plans outstanding, primarily related to 1999 and prior years, which include a cash settlement feature. For those plans, liability award accounting is applied until settlement of the awards.

Own shares and own bonds
The Group may buy and sell own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to satisfy commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as treasury shares, resulting in a reduction to total shareholders’ equity. Derivatives on own shares are recorded as assets or liabilities or as equity. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in total shareholders’ equity are excluded from the consolidated statements of operations. Purchases of own bonds are recorded as an extinguishment of debt.

Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the LOCOM are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in interest and dividend income. For further information on interest on loans, refer to the section Loans.

Commissions and fees
Fee revenue is recognized when all of the following criteria have been met: persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable and collectibility is reasonably assured. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Performance-linked fees or fee components are recognized at any contractual measurement date when the contractually agreed thresholds are met.

Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees.

Transaction-related expenses are deferred until the related revenue is recognized assuming they are deemed direct and incremental; otherwise, they are expensed as incurred.
In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered, the verifiability of the fair value of items not yet delivered and, if there is a right of return or warranties on delivered items and services, the probability of delivery of remaining undelivered items or services. This evaluation is made on a transaction by transaction basis.

If the criteria noted are met, then the transaction is considered a multiple-deliverable arrangement where revenue recognition is determined separately for each deliverable. The consideration received on the total arrangement is allocated to the multiple deliverables based on the relative fair value of each deliverable.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis.
2 Recently issued accounting standards
Recently adopted accounting standards
FSP EITF 99-20-1
In January 2009, the FASB issued FSP No. EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue No. 99-20” (FSP EITF 99-20-1). FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. The Group adopted FSP EITF 99-20-1 on December 31, 2008. The adoption of FSP EITF 99-20-1 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 140-4 and FIN 46(R)-8
In December 2008, the FASB issued FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (FSP FAS 140-4 and FIN 46(R)-8). FSP FAS 140-4 and FIN 46(R)-8 amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (SFAS 140), to require public entities to provide additional disclosures about transfers of financial assets. It also amends FIN 46(R), to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with VIEs. The Group adopted the disclosures requirements of FSP FAS 140-4 and FIN 46(R)-8 on December 31, 2008. For further information on the disclosure requirements refer to Note 32 – Transfers of financial assets and variable interest entities.

FSP FAS 157-3
In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The adoption of FSP FAS 157-3 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 133-1 and FIN 45-4
In September 2008, the FASB issued FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (FSP FAS 133-1 and FIN 45-4). FSP FAS 133-1 and FIN 45-4 applies to credit derivatives within the scope of SFAS 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34” (FIN 45).

FSP FAS 133-1 and FIN 45-4 amends SFAS 133 to require sellers of credit derivatives to disclose information about credit derivatives and hybrid instruments that have embedded credit derivatives. These disclosures include the nature and term of the credit derivative, the maximum potential of future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative.

FSP FAS 133-1 and FIN 45-4 also amends FIN 45 to include the status of the payment and performance risk of the guarantee.
The Group adopted the disclosures requirements of FSP FAS 133-1 and FIN 45-4 on December 31, 2008. For further information on the disclosure requirements refer to Note 30 – Derivatives and hedging activities and Note 31 – Guarantees and commitments.

SAB 110
In December 2007, the SEC issued SAB No. 110, “Share-Based Payment” (SAB 110). SAB 110 expresses the view of the staff regarding the use of a simplified method, as discussed in SAB No. 107, “Share-Based Payment” (SAB 107), in developing an estimate of the expected term of ‘plain vanilla’ share options in accordance with SFAS 123(R). When SAB 107 was issued, the staff indicated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. As the staff now understands that detailed information about employee exercise behavior may not be widely available by December 31, 2007, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007.

The Group adopted SAB 110 on January 1, 2008. The adoption of SAB 110 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
SAB 109
In November 2007, the SEC issued SAB No. 109, “Written Loan Commitments Recorded at Fair Value Through Earnings” (SAB 109). SAB 109 provides guidance that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted at fair value through earnings.

SAB 109 also retains the staff view that internally-developed intangible assets should not be recorded as part of the fair value of a derivative loan commitment and broadens this view to all written loan commitments that are accounted for at fair value through earnings.

The guidance of SAB 109 is effective on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of SAB 109 as of January 1, 2008, did not have a material impact on the Group’s financial condition, results of operation or cash flows.

EITF 06-11
In June 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (EITF 06-11). EITF 06-11 addresses share-based payment arrangements where employees receive dividend on awards during the vesting period. EITF 06-11 confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on employee share-based payment awards.

EITF 06-11 is effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Early application is permitted for the income tax benefits of dividends on equity-classified share-based payment awards that are declared in periods for which financial statements have not yet been issued. The Group early adopted EITF 06-11 for the accounting period ended December 31, 2007 and recognized CHF 13 million of tax benefits in respect of tax on dividend equivalent payments.

FSP FIN 39-1
In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (FSP FIN 39-1). FSP FIN 39-1 permits a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007. FSP FIN 39-1 is required to be applied retrospectively for all financial statements presented unless it is impracticable to do so. As part of the Group’s implementation procedures for adopting FSP FIN 39-1, it determined that adopting FSP FIN 39-1 retrospectively was impracticable as it would require undue time and effort. Based on this, the Group adopted FSP FIN 39-1 on a prospective basis. The adoption of FSP FIN 39-1 as of January 1, 2008, did not have a material impact on the Group’s financial condition, results of operation or cash flows. For further information on the impact of offsetting cash collateral against derivative instruments, refer to Note 14 – Trading assets and liabilities.

SFAS 159
In February 2007, the FASB issued SFAS 159. SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with relevant changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to Note 33 – Financial instruments.

SFAS 157
In September 2006, the FASB issued SFAS 157. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to Note 33 – Financial instruments.

SAB 108
In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 requires registrants to use both a balance sheet approach and an income statement approach when quantifying and evaluating the materiality of a misstatement. In addition, SAB 108 provides guidance on correcting errors under this approach as well as providing transition guidance on correcting errors that existed prior to application of SAB 108. The guidance in SAB 108 was effective for the first fiscal year ending after November 15, 2006. The adoption of SAB 108 as of December 31, 2006, did not have a material impact on the Group’s financial condition, results of operations or cash flows nor were any prior periods restated.

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in AOCI, including actuarial gains or losses, prior service costs or credits and transition asset or obligation remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations at the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan were effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion.
The cumulative effect after-tax of the Group adopting the measurement provisions of SFAS 158 as of December 31, 2008 was a decrease in retained earnings of CHF 33 million, an increase in AOCI of CHF 15 million and a decrease in consolidated net assets of CHF 18 million.

FIN 48
In July 2006, the FASB issued FIN 48. FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 were effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007, resulted in a decrease in opening retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to Note 26 – Tax.

FSP FIN 46(R)-6
In April 2006, the FASB issued FSP No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (FSP FIN 46(R)-6). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are VIEs and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity’s design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 was adopted by the Group and applied July 1, 2006 to all new entities as well as entities previously analyzed under FIN 46(R) when a reconsideration event occurs. The adoption of FSP FIN 46(R)-6 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP No. FTB 85-4-1, “Accounting for Life Settlement Contracts by Third-Party Investors” (FSP FTB 85-4-1). FSP FTB 85-4-1 allows a contract-by-contract election to account for life settlement contracts on either a fair value basis, with changes in fair value recognized in the consolidated statement of income, or through use of the investment method. Under the investment method, the initial investment and continuing costs are capitalized and no income is recognized until death of the insured party. The guidance of FSP FTB 85-4-1 was effective for fiscal years beginning after June 15, 2006, with early adoption permitted; however, upon adoption, limited retrospective application of the measurement guidance is required. The Group elected to early adopt FSP FTB 85-4-1 as of January 1, 2006 and the impact of adoption was an increase to the Group’s consolidated assets and retained earnings of CHF 27 million.

SFAS 156
In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140” (SFAS 156). SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods with changes in fair value recognized in the consolidated statement of income. SFAS 156 permits an irrevocable election to apply fair value measurement for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the method in which the economic risks are managed. SFAS 156 was effective on a prospective basis for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Group elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

SFAS 155
In February 2006, the FASB issued SFAS 155. Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the consolidated statement of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million.

Standards to be adopted in future periods
SFAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) requires an acquiring entity to recognize all assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, at their fair values as of that date.

SFAS 141(R) also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

SFAS 141(R) is effective on a prospective basis to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008 with the exception for income taxes. The new accounting treatment for income taxes is applicable to business combinations consummated prior to the effective date of SFAS 141(R). The Group will apply SFAS 141(R) to business combinations occurring after January 1, 2009 and there was no impact arising from the exception for income taxes.

SFAS 160
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.

SFAS 160 requires the recognition of a noncontrolling interest as equity in the consolidated financial statements and separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in the consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. SFAS 160 has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 applies prospectively as of January 1, 2009, except for the presentation and disclosure requirements which will be applied retrospectively for all periods presented. The Group adopted presentation and transaction guidance of SFAS 160 as of January 1, 2009.

FSP FAS 140-3
In February 2008, the FASB issued FSP No. FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). FSP FAS 140-3 applies to a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. FSP FAS 140-3 states that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. FSP FAS 140-3 establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

FSP FAS 140-3 is effective for prospective transactions entered into in fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Earlier application is not permitted. The Group adopted FSP FAS 140-3 as of January 1, 2009.

SFAS 161
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (SFAS 161). SFAS 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under SFAS 133 and its related interpretations; and iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.

SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

SFAS 161 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. The statement encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, SFAS 161 requires comparative disclosures only for periods subsequent to initial adoption. SFAS 161 is a disclosure standard and, as such, will not impact the Group’s financial position, results of operations or cash flows. The Group adopted SFAS 161 as of January 1, 2009.

FSP EITF 03-6-1
In June 2008, the FASB issued FSP No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (FSP EITF 03-6-1). FSP EITF 03-6-1 provides guidance that certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method described in SFAS No. 128, “Earnings Per Share.”

FSP EITF 03-6-1 is effective for financial statements issued for the fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share data presented shall be adjusted retrospectively to conform with the provisions of FSP EITF 03-6-1. Early application is not permitted. The Group adopted FSP EITF 03-6-1 as of January 1, 2009. Adoption of FSP EITF 03-6-1 will affect the calculation of earnings per share.

EITF 07-5
In June 2008, the FASB ratified EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” (EITF 07-5). EITF 07-5 requires an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires an entity to evaluate the instrument’s contingent exercise provisions, if any. The second step requires an entity to evaluate the instrument’s settlement provisions.

EITF 07-5 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Earlier application is permitted by entities that have previously adopted an alternative accounting policy. The Group adopted EITF 07-5 as of January 1, 2009. Adoption of EITF 07-5 will not have a material impact on the Group’s financial condition, results of operations or cash flows.

FSP FAS 132(R)-1
In December 2008, the FASB issued FSP No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the FSP include:

(i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
(ii) the major categories of plan assets;
(iii) the inputs and valuation techniques used to measure the fair value of plan assets;
(iv) the effect of fair value measurements using significant unobservable inputs, (Level 3) on changes in plan assets for the period; and
(v) concentrations of risk within plan assets.
The disclosure requirements of FSP FAS 132(R)-1 is required for fiscal years ending after December 15, 2009. FSP FAS 132(R)-1 is disclosure guidance and, as such, will not impact the Group’s financial position, results of operations or cash flows. The Group adopted FSP FAS 132(R)-1 as of January 1, 2009.

3 Business developments and subsequent events
The Group’s significant divestitures and acquisitions for the years ended December 31, 2008, 2007 and 2006, respectively, as well as the Group’s significant shareholders as of December 31, 2008, 2007 and 2006, respectively, are discussed below.

Divestitures
On December 31, 2008, we signed an agreement to sell part of our global investors business in Asset Management to Aberdeen Asset Management (Aberdeen) for up to a maximum of 24.9% of the share capital of Aberdeen, valued at GBP 250 million (CHF 381 million). The transaction is subject to regulatory approvals in various jurisdictions, and is expected to close in the second quarter of 2009. The business to be sold includes the majority of the global investors business in Europe (excluding Switzerland), the US and Asia Pacific.

Effective December 22, 2006, the Group sold Winterthur to AXA S.A.
Acquisitions
In 2008, the Group acquired over 80% of AMF for USD 384 million (CHF 423 million) in newly issued Group shares. AMF provides capital to asset managers in exchange for a passive non-voting, limited-term interest in a manager’s future revenues.

In 2007, the Group completed its acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil, for CHF 421 million. The Group expects to acquire the remaining interests over a period of five years. In addition, the Group acquired Lime Financial Services, a wholesale nonprime residential lender based in Lake Oswego, Oregon.

Significant shareholders
On October 16, 2008, Credit Suisse Group AG announced that it raised additional tier 1 capital from a small group of investors. In connection with this announcement, Qatar Holding LLC, a company controlled by the Qatar Investment Authority, reported on October 22, 2008 that it now holds 99.8 million shares, or 8.90%, of the registered shares in Credit Suisse Group AG.

The Group was informed through disclosure notifications on September 19 and 20, 2006 that AXA S.A.’s holdings were 84.7 million shares, or 6.98%, of the registered shares in Credit Suisse Group AG. No further notification from AXA has been received as of December 31, 2008.

Subsequent events
In March 2009, the US District Court for the Southern District of Texas granted summary judgment in favor of all Credit Suisse entities, dismissing all pending claims and denying plaintiffs' motion to amend the Enron putative class action complaint. As a result, the Group released a further CHF 0.3 billion of the reserve for certain private litigation matters as of December 31, 2008. For further information, refer to Note 37 - Litigation.

In March 2009, the Group recorded additional provisions of CHF 0.3 billion as of December 31, 2008 for private legal proceedings relating to the sale of ARS in connection with its Private Banking business due to developments through March 2009.

4 Discontinued operations
On December 31, 2008, we signed an agreement to sell part of our global investors business in Asset Management to Aberdeen. The business to be sold to Aberdeen generated net revenues of CHF 346 million, CHF 413 million and CHF 460 million and income/(loss) from discontinued operations, net of tax of CHF (531) million, CHF 6 million and CHF (15) million, respectively, in 2008, 2007 and 2006. The loss on disposal in 2008 included a charge on the allocated goodwill of CHF 577 million. The business had total assets of CHF 1.0 billion and total liabilities of CHF 0.9 billion as of the end of 2008.

On December 22, 2006, the Group completed the sale of Winterthur to AXA S.A. for cash consideration of CHF 12.3 billion. In addition, AXA repaid approximately CHF 1.1 billion of debt outstanding between the Group and Winterthur at the time of the sale agreement. As a result of the completed sale, a net capital gain on the sale of CHF 1,817 million was recognized. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement. According to the sale agreement, certain banking and service agreements will continue to exist for a period not to exceed three years. These agreements may be terminated or renewed at any time. The revenues and costs associated with these agreements are insignificant.

The results of operations of the businesses to be sold or sold have been reflected in income/(loss) from discontinued operations, net of tax in the consolidated statements of operations for all periods presented. Assets and liabilities of the businesses to be sold are reclassified as asset and liabilities of discontinued operations held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	2008	2007	2006

Income/(loss) from discontinued operations (CHF million)

Net revenues	346	413	30,178

Total expenses	(393)	(405)	(28,602)

Income/(loss) before taxes from discontinued operations	(47)	8	1,576

Gain/(loss) on disposal	(463)	–	1,817

Income tax expense	21	2	337

Income/(loss) from discontinued operations, net of tax	(531)	6	3,056

5 Segment information
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as minority interests without significant economic interest. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding. Included in this allocation are gains and losses recorded on the fair value of Credit Suisse own debt.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income from continuing operations before taxes
in	2008	2007	2006

Net revenues (CHF million)

Private Banking	12,907	13,522	11,678

Investment Banking	(1,835)	18,958	20,469

Asset Management	496	2,016	2,247

Corporate Center	294	43	86

Minority interests without SEI	(2,594)	4,782	3,663

Net revenues	9,268	39,321	38,143

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Private Banking	3,850	5,486	4,596

Investment Banking	(13,850)	3,649	5,951

Asset Management	(1,127)	197	374

Corporate Center	(1,036)	(192)	(162)

Minority interests without SEI	(2,739)	4,600	3,560

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	(14,902)	13,740	14,319

Total assets
end of	2008	2007

Total assets (CHF million)

Private Banking	374,771	376,800

Investment Banking	976,713	1,140,740

Asset Management	21,580	27,784

Corporate Center	(217,147)	(201,947)

Minority interests without SEI	14,433	17,303

Total assets	1,170,350	1,360,680

Net revenues and income from continuing operations before taxes by geographic location
in	2008	2007	2006

Net revenues (CHF million)

Switzerland	12,869	11,656	10,349

EMEA	(3,774)	10,594	8,918

Americas	(751)	14,565	16,304

Asia Pacific	924	2,506	2,572

Net revenues	9,268	39,321	38,143

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Switzerland	5,387	4,166	4,116

EMEA	(10,137)	3,646	2,250

Americas	(8,307)	5,975	7,580

Asia Pacific	(1,845)	(47)	373

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	(14,902)	13,740	14,319

The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transaction. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2008	2007

Total assets (CHF million)

Switzerland	177,712	178,534

EMEA	329,072	457,434

Americas	581,432	610,339

Asia Pacific	82,134	114,373

Total assets	1,170,350	1,360,680

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2008	2007	2006

Net interest income (CHF million)

Loans	8,989	9,007	7,509

Investment securities	639	743	696

Trading assets	18,213	22,974	17,654

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13,533	22,471	19,141

Other	6,565	7,355	5,264

Interest and dividend income	47,939	62,550	50,264

Deposits	(10,365)	(15,931)	(12,396)

Short-term borrowings	(498)	(971)	(630)

Trading liabilities	(8,516)	(8,665)	(6,604)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(12,521)	(21,132)	(17,878)

Long-term debt	(4,920)	(4,736)	(4,471)

Other	(2,583)	(2,673)	(1,720)

Interest expense	(39,403)	(54,108)	(43,699)

Net interest income	8,536	8,442	6,565

7 Commissions and fees
in	2008	2007	2006

Commissions and fees (CHF million)

Lending business	815	2,054	1,602

Investment and portfolio management	5,263	5,821	4,786

Other securities business	215	231	212

Fiduciary business	5,478	6,052	4,998

Underwriting	1,049	1,810	2,755

Brokerage	4,925	5,848	5,129

Underwriting and brokerage	5,974	7,658	7,884

Other services	2,545	3,165	2,707

Commissions and fees	14,812	18,929	17,191

8 Other revenues
in	2008	2007	2006

Other revenues (CHF million)

Minority interests without SEI	(2,750)	4,674	3,559

Loans held-for-sale	(269)	(638)	31

Long-lived assets held-for-sale	56	59	22

Equity method investments	(82)	196	124

Other investments	(1,540)	1,049	916

Other	385	464	308

Other revenues	(4,200)	5,804	4,960

9 Provision for credit losses
in	2008	2007	2006

Provision for credit losses (CHF million)

Allowance for loan losses	585	40	(128)

Provisions for lending-related and other exposures	228	200	17

Provision for credit losses	813	240	(111)

10 Compensation and benefits
in	2008	2007	2006

Compensation and benefits (CHF million)

Salaries and variable compensation	11,683	14,400	13,851

Social security	771	859	869

Other	800	839	800

Compensation and benefits	13,254	16,098	15,520

11 General and administrative expenses
in	2008	2007	2006

General and administrative expenses (CHF million)

Occupancy expenses	883	899	875

IT, machinery, etc.	517	516	521

Provisions and losses [1]	955	113	(201)

Travel and entertainment	583	618	621

Professional services	2,140	2,348	2,199

Depreciation of property and equipment	971	858	829

Goodwill impairment	82	0	0

Amortization and impairment of other intangible assets	121	36	183

Other	1,557	1,445	1,297

General and administrative expenses	7,809	6,833	6,324

1 Includes CHF 508 million of credits from insurance settlements for litigation and related costs in 2006.

12 Earnings per share
in	2008	2007	2006

Net income (CHF million)

Income/(loss) from continuing operations before extraordinary items	(7,687)	7,754	8,295

Income/(loss) from discontinued operations, net of tax	(531)	6	3,056

Extraordinary items, net of tax	0	0	(24)

Net income/(loss)	(8,218)	7,760	11,327

Preferred securities dividends	(60)	0	0

Net income/(loss) available for common shares for basic earnings per share	(8,278)	7,760	11,327

Net income/(loss) available for common shares for diluted earnings per share	(8,278)	7,760	11,327

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share	1,056.6	1,044.6	1,099.9

Dilutive share options and warrants	0.0	10.4	14.2

Dilutive share awards	0.0	60.2	38.2

Weighted-average shares outstanding for diluted earnings per share [1,2]	1,056.6	1,115.2	1,152.3

Basic earnings per share (CHF)

Income/(loss) from continuing operations before extraordinary items	(7.33)	7.42	7.54

Income/(loss) from discontinued operations, net of tax	(0.50)	0.01	2.78

Extraordinary items, net of tax	0.00	0.00	(0.02)

Net income/(loss)	(7.83)	7.43	10.30

Diluted earnings per share (CHF)

Income/(loss) from continuing operations before extraordinary items	(7.33)	6.95	7.20

Income/(loss) from discontinued operations, net of tax	(0.50)	0.01	2.65

Extraordinary items, net of tax	0.00	0.00	(0.02)

Net income/(loss)	(7.83)	6.96	9.83

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 66.8 million, 31.2 million and 38.0 million for 2008, 2007 and 2006, respectively. 2 Due to the net loss in 2008, 6.9 million weighted-average share options and warrants outstanding and 52.8 million weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

13 Securities borrowed, lent and subject to repurchase agreements
end of	2008	2007

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	158,873	185,097

Deposits paid for securities borrowed	110,155	111,612

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	269,028	296,709

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	211,196	244,682

Deposits received for securities lent	32,174	55,699

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	243,370	300,381

Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2008 and 2007.

14 Trading assets and liabilities
end of	2008	2007

Trading assets (CHF million)

Debt securities	153,259	208,913

Equity securities [1]	73,145	195,243

Derivative instruments [2]	105,275	98,485

Other	11,099	29,442

Trading assets	342,778	532,083

Trading liabilities (CHF million)

Short positions	60,016	122,720

Derivative instruments [2]	94,449	79,089

Trading liabilities	154,465	201,809

1 Including convertible bonds. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 51.7 billion and CHF 36.2 billion, respectively, as of the end of 2008 against the derivative positions. Cash collateral receivables and payables of CHF 17.0 billion and CHF 27.7 billion, respectively, as of the end of 2008 were not netted. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

15 Investment securities
end of	2008	2007

Investment securities (CHF million)

Debt securities held-to-maturity	804	277

Securities available-for-sale	13,019	15,454

Total investment securities	13,823	15,731

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2008 (CHF million)

Debt securities issued by foreign governments	775	0	0	775

Other	29	0	1	28

Debt securities held-to-maturity	804	0	1	803

Debt securities issued by the Swiss federal, cantonal or local governmental entities	331	13	0	344

Debt securities issued by foreign governments	10,839	103	40	10,902

Corporate debt securities	1,398	7	30	1,375

Other	288	9	0	297

Debt securities available-for-sale	12,856	132	70	12,918

Equity securities available-for-sale	98	3	0	101

Securities available-for-sale	12,954	135	70	13,019

2007 (CHF million)

Debt securities issued by foreign governments	248	1	0	249

Other	29	2	0	31

Debt securities held-to-maturity	277	3	0	280

Debt securities issued by the Swiss federal, cantonal or local governmental entities	332	1	2	331

Debt securities issued by foreign governments	14,284	16	504	13,796

Corporate debt securities	860	0	12	848

Other	260	2	2	260

Debt securities available-for-sale	15,736	19	520	15,235

Equity securities available-for-sale	174	45	0	219

Securities available-for-sale	15,910	64	520	15,454

Gross unrealized losses on investment securities and the related fair value
		Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2008 (CHF million)

Debt securities held-to-maturity	28	1	0	0	28	1

Debt securities issued by foreign governments	0	0	5,090	40	5,090	40

Corporate debt securities	145	6	215	24	360	30

Debt securities available-for-sale	145	6	5,305	64	5,450	70

2007 (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	137	2	20	0	157	2

Debt securities issued by foreign governments	60	1	12,657	503	12,717	504

Corporate debt securities	220	9	98	3	318	12

Other	85	2	68	0	153	2

Debt securities available-for-sale	502	14	12,843	506	13,345	520

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Group has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
			Debt securities			Equity securities

in	2008	2007	2006	2008	2007	2006

Additional information (CHF million)

Proceeds from sales	2	2,878	1,248	53	26	8

Realized gains	3	24	70	0	8	2

Realized losses	0	(7)	(79)	0	0	0

Amortized cost, fair value and average yield of debt securities
			Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2008 (CHF million)

Due within 1 year	775	775	3.53	2,527	2,519	2.49

Due from 1 to 5 years	29	28	6.40	7,705	7,799	3.33

Due from 5 to 10 years	0	0	–	2,547	2,528	3.41

Due after 10 years	0	0	–	77	72	3.19

Total debt securities	804	803	3.64	12,856	12,918	3.18

16 Other investments
end of	2008	2007

Other investments (CHF million)

Equity method investments	2,787	2,562

Non-marketable equity securities [1]	21,778	25,020

Real estate held for investment	445	486

Insurance products [2]	1,992	52

Total other investments	27,002	28,120

1 Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee. 2 Includes life settlement contracts at investment method and, from 2008, SPIA contracts, which were formerly classified as trading assets.

Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of the AICPA Investment Company Guide. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are subject to regulation as broker-dealers.

Substantially all non-marketable equity securities are carried at fair value. There were no significant non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2008, impairment charges of CHF 22 million were recorded. No significant impairment charges were recorded in 2007 and 2006.

The accumulated depreciation related to real estate held for investment amounted to CHF 368 million, CHF 367 million and CHF 400 million for 2008, 2007 and 2006, respectively.
17 Loans
end of	2008	2007

Loans (CHF million)

Banks	1	1

Commercial	45,813	45,351

Consumer	86,911	86,220

Public authorities	1,092	1,283

Lease financings	3,548	3,263

Switzerland	137,365	136,118

Banks	8,440	9,638

Commercial	68,941	71,846

Consumer	20,116	21,508

Public authorities	2,319	2,563

Lease financings	282	115

Foreign	100,098	105,670

Gross loans	237,463	241,788

Net (unearned income)/deferred expenses	(27)	(20)

Allowance for loan losses	(1,639)	(1,234)

Net loans	235,797	240,534

Impaired loan portfolio (CHF million)

Gross impaired loans	2,725	1,946

of which loans with a specific allowance	2,533	1,563

of which loans without a specific allowance	192	383

in	2008	2007		2006

Allowance for loan losses (CHF million)

Balance at beginning of period	1,234	1,484		2,241

Change in accounting	0	(61)	[1]	0

Discontinued operations	0	0		(51)

Net movements recognized in statements of operations	585	40		(128)

Gross write-offs	(230)	(295)		(731)

Recoveries	89	93		141

Net write-offs	(141)	(202)		(590)

Provisions for interest	19	1		48

Foreign currency translation impact and other adjustments, net	(58)	(28)		(36)

Balance at end of period	1,639	1,234		1,484

of which a specific allowance	1,167	850		1,091

of which an inherent credit loss allowance	472	384		393

1 Related to the adoption of SFAS 159.

As of December 31, 2008 and 2007, the Group did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

in / end of	2008	2007	2006

Additional loan information (CHF million)

Average balance of impaired loans	2,467	1,909	2,370

Interest income recognized	12	29	25

Interest income recognized on a cash basis	12	29	36

Net gains/(losses) on the sale of loans	(269)	(638)	31

Total non-performing and non-interest-earning loans	1,912	1,350	1,592

18 Premises and equipment
end of	2008	2007

Premises and equipment (CHF million)

Buildings and improvements	3,830	3,869

Land	860	892

Leasehold improvements	1,874	1,764

Software	2,592	2,234

Equipment	3,056	3,008

Premises and equipment	12,212	11,767

Accumulated depreciation	(5,862)	(5,618)

Total premises and equipment, net	6,350	6,149

The carrying value of the Group’s premises and equipment is tested for impairment on a regular basis. This revaluation process identifies premises and equipment to be written down to their fair values, establishing a new cost base. In 2008, CHF 100 million of impairment charges, including CHF 92 million on software, were recorded. The impairment charges were primarily in connection with the accelerated implementation of the Group’s strategic plan. No significant impairment charges were recorded in 2007 and 2006.

19 Goodwill
	Private Banking	Investment Banking		Asset Manage- ment		Credit Suisse Group

2008 (CHF million)

Balance at beginning of period	975	7,465		2,442		10,882

Goodwill acquired during the year	1	15		76	[1]	92

Discontinued operations	0	0		(577)		(577)

Impairment	0	(82)	[2]	0		(82)

Other	(211)	(426)		(348)		(985)

Balance at end of period	765	6,972		1,593		9,330

2007 (CHF million)

Balance at beginning of period	791	7,809		2,423		11,023

Goodwill acquired during the year	208	157		197		562

Other	(24)	(501)		(178)		(703)

Balance at end of period	975	7,465		2,442		10,882

1 Primarily Asset Management Finance Corporation. 2 This impairment was recorded in Corporate Center.

In accordance with SFAS 142, “Goodwill and Other Intangible Assets”, the Group continually assesses whether or not there has been a triggering event. On certain occasions during the fourth quarter 2008 the Group’s market capitalization fell below reported book value. As a result, the Group considered the performance outlook in light of its announced accelerated implementation of its strategic plan, notably in Investment Banking, as part of its annual goodwill impairment assessment. As of December 31, 2008, the Group’s market capitalization was above book value.

In estimating the fair value of its reporting units the Group applied a market approach where consideration is given to price to projected earning multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. For the Investment Banking unit, the Group also estimated the fair value using a discounted cash flow analysis. Its work included review by an independent external valuation consultant.

In determining the estimated fair value under both methods, the Group relied upon its three-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions.

The Group determined that the fair value of its reporting units exceeded their carrying values, and concluded that no impairment of its remaining goodwill was necessary as of December 31, 2008.
As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. During 2008, the Group completed several acquisitions that generated goodwill upon consolidation. The most significant was the acquisition of over 80% of Asset Management Finance Corporation for USD 384 million (CHF 423 million) of newly issued Credit Suisse Group shares.

In connection with the accelerated implementation of its strategy and its decision to exit its non-integrated mortgage origination businesses in Investment Banking, the Group recorded CHF 82 million of goodwill impairment charges, which are recorded in Corporate Center.

In connection with its agreement to sell part of its global investors business, the Group recorded a charge on the allocated goodwill of CHF 577 million, which is included in discontinued operations. For further information refer to Note 4 – Discontinued operations.

Goodwill was also negatively impacted by foreign exchange fluctuations in goodwill denominated in US dollars in both 2008 and 2007.
20 Other intangible assets
			2008			2007

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	29	(22)	7	31	(23)	8

Client relationships	527	(266)	261	381	(227)	154

Other	109	(109)	0	116	(115)	1

Total amortizing other intangible assets	665	(397)	268	528	(365)	163

Non-amortizing other intangible assets	155	–	155	281	–	281

Total other intangible assets	820	(397)	423	809	(365)	444

In connection with its adoption of SFAS 156 as of January 1, 2006, the Group reclassified mortgage servicing rights into non-amortizing other intangible assets. As of December 31, 2008 and 2007, the fair value of mortgage servicing rights was CHF 113 million and CHF 179 million, respectively.

The aggregate amortization expenses for 2008, 2007 and 2006 were CHF 61 million, CHF 30 million and CHF 44 million, respectively. As part of the ongoing assessment related to other intangible assets, the Group determined that the carrying amount of certain client relationships in Asset Management and Private Banking exceeded the expected future cash flows. As such, the Group recorded an impairment charge of CHF 60 million in 2008. In 2007 and 2006, impairment charges of CHF 6 million and CHF 139 million, respectively, were recorded. In connection with our agreement to sell part of our global investors business, CHF 17 million of non-amortizing intangible assets were reclassified to discontinued operations.

Estimated amortization expenses (CHF million)

2009	39

2010	31

2011	29

2012	28

2013	26

21 Life settlement contracts
2008	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method

Number of contracts	350	322	899	387	766	5,946	8,670

Carrying value, in CHF million	18	16	42	22	54	1,452	1,604

Face value, in CHF million	19	16	48	30	85	6,702	6,900

Investment method

Number of contracts	–	–	–	–	–	4	4

Carrying value, in CHF million	–	–	–	–	–	50	50

Face value, in CHF million	–	–	–	–	–	76	76

2007

Fair value method

Number of contracts	178	332	259	268	378	4,919	6,334

Carrying value, in CHF million	10	21	15	16	26	1,113	1,201

Face value, in CHF million	11	22	15	17	38	4,926	5,029

Investment method

Number of contracts	–	–	–	–	–	4	4

Carrying value, in CHF million	–	–	–	–	–	52	52

Face value, in CHF million	–	–	–	–	–	81	81

Realized gains on life settlement contracts accounted for under the fair value method in 2008, 2007 and 2006 amounted to CHF 47 million, CHF 241 million and CHF 113 million, respectively. On contracts that were held as of December 31, 2008 and 2007, an unrealized loss of CHF 8 million and CHF 58 million, respectively, was recognized.

No life insurance premiums are anticipated to be paid for those contracts accounted for under the investment method as of December 31, 2008, for each of the next five years.
Central to the calculation of fair value for life settlement contracts is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data obtained from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

22 Other assets and other liabilities
end of	2008	2007

Other assets (CHF million)

Cash collateral on derivative instruments	16,994	18,766

Cash collateral on non-derivative transactions	3,152	0

Derivative instruments used for hedging	3,345	1,065

Assets held-for-sale	23,330	48,206

of which loans	23,166	47,975

of which real estate	164	231

Interest and fees receivable	7,515	10,808

Deferred tax assets	10,627	5,804

Prepaid expenses	533	565

Failed purchases	2,045	0

Other	18,256	19,399

Other assets	85,797	104,613

Other liabilities (CHF million)

Cash collateral on derivative instruments	27,699	49,307

Cash collateral on non-derivative transactions	1,333	0

Derivative instruments used for hedging	359	84

Provisions [1]	1,802	2,279

of which off-balance sheet risk	484	268

Interest and fees payable	9,629	11,829

Current tax liabilities	1,902	3,341

Deferred tax liabilities	857	787

Failed sales	9,251	10,627

Other	31,966	30,359

Other liabilities	84,798	108,613

1 Includes provisions for bridge commitments.

As of December 31, 2008, the Group held CHF 23.2 billion of loans held-for-sale, including CHF 7.0 billion in restricted loans, which represented collateral on secured borrowings, and CHF 1.4 billion in loans held in trusts, which are consolidated under FIN 46(R) as a result of failed sales.

In 2008, CHF 57 million of IT-related write-offs on prepaid expenses were recorded in connection with the accelerated implementation of the Group’s strategic plan.
23 Deposits
			2008			2007

end of	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	7,464	1,657	9,121	9,708	1,648	11,356

Interest-bearing demand deposits	55,990	21,282	77,272	48,276	28,723	76,999

Savings deposits	41,584	38	41,622	39,303	38	39,341

Time deposits	46,095	181,059	227,154	68,171	230,502	298,673

Total deposits	151,133	204,036	355,169	165,458	260,911	426,369

of which due to banks	–	–	58,183	–	–	90,864

of which customer deposits	–	–	296,986	–	–	335,505

The designation of deposits in Switzerland versus Foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2008 and 2007, CHF 174 million and CHF 126 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2008 and 2007, the Group had CHF 224.2 billion and CHF 296.1 billion, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

24 Long-term debt
end of	2008	2007

Long-term debt (CHF million)

Senior	125,081	141,675

Subordinated	25,633	18,482

Long-term debt	150,714	160,157

of which reported at fair value	79,456	111,293

Total long-term debt is comprised of debt issuances managed by Treasury which do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign currency denominated fixed and variable rate bonds.

The interest rate ranges presented in the table below are based on the contractual terms of the Group’s vanilla debt. Interest rate ranges for future coupon payments on structured products for which fair value has been elected are not included in the table below as these coupons are dependent upon the embedded derivative and prevailing market conditions at the time each coupon is paid. In addition, the effects of derivatives used for hedging are not included in the interest rates range on the associated debt.

Long-term debt by maturities
end of	2009	2010	2011	2012	2013	Thereafter	Total

Parent company (CHF million)

Senior debt
Fixed rate	499	–	–	1,162	–	–	1,661

Variable rate	–	–	–	–	–	434	434

Interest rates (range in %) [1]	3.5	–	–	3.1	–	–	–

Subordinated debt
Fixed rate	–	1,299	596	248	–	2,241	4,384

Interest rates (range in %) [1]	–	6.5-8.0	6.9	3.2	–	3.6-8.5	–

Subtotal - Parent company	499	1,299	596	1,410	0	2,675	6,479

Subsidiaries (CHF million)

Senior debt
Fixed rate	5,092	6,474	9,077	4,163	13,345	14,826	52,977

Variable rate	19,545	15,514	11,082	8,570	5,002	10,296	70,009

Interest rates (range in %) [1]	0.2-4.7	2.2-6.0	0-6.1	1.8-11.5	2.1-8.5	1.9-8.8	–

Subordinated debt
Fixed rate	1,860	1,096	602	122	1,231	15,656	20,567

Variable rate	–	–	–	–	–	682	682

Interest rates (range in %) [1]	4.0-8.3	2.2-8.3	4.3-6.9	7.1-7.8	6.6	2.8-11.0	–

Subtotal - Subsidiaries	26,497	23,084	20,761	12,855	19,578	41,460	144,235

Total long-term debt	26,996	24,383	21,357	14,265	19,578	44,135	150,714

of which structured notes	12,266	10,084	7,606	5,291	3,512	9,938	48,697

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

The Group maintains a shelf registration statement with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by certain subsidiaries, on a senior and subordinated basis. The Group amended its shelf registration statement at the end of March 2007 to add the Bank as an issuer of non-convertible debt securities. For further information on the subsidiary guarantees, refer to Note 39 - Supplementary subsidiary guarantee information.

The Group maintains a euro medium-term note program that allows it, certain finance subsidiaries (guaranteed by the Group) and the Bank to issue senior and subordinated debt securities notes up to EUR 35 billion.

Credit Suisse Group Finance (Guernsey) Limited, a finance subsidiary of the Group, maintains a JPY 500 billion samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities, guaranteed by the Group.

There are no significant restrictions on the ability of the Group to obtain funds from its subsidiaries by dividends or loans.
25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

2008 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	–	(942)	(131)	(5,692)

Increase/(decrease)	(14)	(3,550)	(62)	–	(1,643)	(7)	(5,276)

Decrease due to equity method investments	(57)	0	0	–	0	0	(57)

Reclassification adjustments, included in net income	0	0	9	–	34	28	71

Adoption of SFAS 158, net of tax	0	0	0	–	8	7	15

Balance at end of period	(145)	(8,211)	63	–	(2,543)	(103)	(10,939)

2007 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	–	(2,110)	(117)	(5,033)

Increase/(decrease)	8	(1,783)	9	–	1,075	(39)	(730)

Decrease due to equity method investments	(41)	0	0	–	0	0	(41)

Reclassification adjustments, included in net income	(5)	0	(11)	–	93	25	102

Adoption of SFAS 159, net of tax	6	0	4	–	0	0	10

Balance at end of period	(74)	(4,661)	116	–	(942)	(131)	(5,692)

2006 (CHF million)

Balance at beginning of period	77	(2,497)	1,156	(642)	0	0	(1,906)

Increase/(decrease)	(115)	(832)	(528)	101	0	0	(1,374)

Decrease due to equity method investments	(40)	0	0	0	0	0	(40)

Reclassification adjustments, included in net income	36	451	(514)	92	0	0	65

Adoption of SFAS 158, net of tax	0	0	0	449	(2,110)	(117)	(1,778)

Balance at end of period	(42)	(2,878)	114	0	(2,110)	(117)	(5,033)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 26 - Tax and Note 29 - Pension and other post-retirement benefits.

26 Tax
Income from continuing operations before taxes in Switzerland and foreign countries
in	2008	2007	2006

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	5,387	4,166	4,116

Foreign	(20,289)	9,574	10,203

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	(14,902)	13,740	14,319

Details of current and deferred taxes
in	2008	2007	2006

Current and deferred taxes (CHF million)

Switzerland	113	795	736

Foreign	226	1,529	1,012

Current income tax expense/(benefit)	339	2,324	1,748

Switzerland	(220)	204	131

Foreign	(4,715)	(1,280)	515

Deferred income tax expense/(benefit)	(4,935)	(1,076)	646

Income tax expense/(benefit)	(4,596)	1,248	2,394

Income tax expense on discontinued operations	21	2	337

Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	1	1	(4)

Cumulative translation adjustment	(132)	(97)	(56)

Unrealized gains/(losses) on securities	(41)	4	22

Minimum pension liability adjustment	–	–	67

Actuarial gains/(losses)	(461)	358	(537)

Net prior service cost	7	(3)	(31)

Dividends	0	1	0

Cumulative effect of accounting changes	0	(288)	(3)

Share-based compensation and treasury shares	158	(42)	(273)

Reconciliation of taxes computed at the Swiss statutory rate
in	2008	2007	2006

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense/(benefit) computed at the statutory tax rate of 22%	(3,278)	3,023	3,150

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(2,697)	(294)	313

Non-deductible amortization of other intangible assets and goodwill impairment	29	8	59

Other non-deductible expenses	273	375	312

Additional taxable income	226	296	335

Lower taxed income	(1,770)	(1,130)	(801)

Income taxable to minority interests [1]	1,000	(1,050)	(783)

Changes in tax law and rates	3	31	3

Changes in deferred tax valuation allowance [2]	1,756	690	(35)

Other [3]	(138)	(701)	(159)

Income tax expense/(benefit)	(4,596)	1,248	2,394

1 Included in 2008 there was a tax benefit of CHF 588 million in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries. 2008 also included a tax benefit of CHF 290 million in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. 2 In 2008, 2007 and 2006 there was a tax benefit of CHF 125 million, CHF 39 million and CHF 115 million, respectively, resulting from the release of valuation allowance on deferred tax assets on net tax loss carry-forwards, offset by additions. 3 Included in 2008 is CHF 467 million foreign exchange translation loss relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the functional currency of the reporting entities. Included in 2008 and 2006 is an amount of CHF 163 million and CHF 109 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2008 and 2007 included a charge of CHF 25 million and CHF 11 million, respectively, relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowance on deferred tax assets on net operating loss carry-forwards. Included in 2007 is a CHF 512 million benefit related to previously unrecognized deferred tax assets due to changes in the assessment of certain US state and local tax positions.

As of December 31, 2008, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 7.0 billion. No deferred tax was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2008	2007

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,614	2,331

Loans	1,583	780

Investment securities	30	33

Provisions	836	523

Derivatives	456	121

Real estate	136	64

Net operating loss carry-forwards	9,658	3,675

Other	102	207

Gross deferred tax assets before valuation allowance	15,415	7,734

Less valuation allowance	(2,976)	(1,384)

Gross deferred tax assets net of valuation allowance	12,439	6,350

Compensation and benefits	(47)	(235)

Loans	(10)	(14)

Investment securities	(1,272)	(277)

Business combinations	(469)	(397)

Derivatives	(447)	(110)

Leasing	(79)	(92)

Real estate	(77)	(78)

Other	(268)	(130)

Gross deferred tax liabilities	(2,669)	(1,333)

Net deferred tax assets	9,770	5,017

The most significant net deferred tax assets arise in the US and UK and these increased from CHF 5,009 million as of the end of 2007 to CHF 9,328 million, net of a valuation allowance of CHF 1,674 million in respect of the deferred tax assets held in a US entity, as of the end of 2008. During 2008, CHF 467 million foreign exchange translation losses arose on deferred tax assets on tax loss carry forwards recorded in UK entities. Under enacted UK tax law, tax loss carry-forwards are denominated in British pounds, which differs from the functional currency of the reporting entities.

Amounts and expiration dates of net operating loss carry-forwards
end of 2008	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	64

Due to expire within 2 to 5 years	401

Due to expire within 6 to 10 years	7,675

Due to expire within 11 to 20 years	14,097

Amount due to expire	22,237

Amount not due to expire	11,252

Total net operating loss carry-forwards	33,489

Movements in the valuation allowance
in	2008	2007	2006

Movements in the valuation allowance (CHF million)

Balance at beginning of period	1,384	728	1,225

Discontinued operations	(13)	0	(326)

Net changes	1,605	656	(171)

Balance at end of period	2,976	1,384	728

The Group has concluded that, with one exception noted below, no valuation allowance is needed against the deferred tax assets of its major operating entities. As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results which is based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions which are subject to change. This evaluation has taken into account the Group's commitment to the integrated bank model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group's core businesses and the de-risking announced in December 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US and UK. The Group has then compared those expected future results with the applicable law governing utilization of deferred tax assets; US tax law allows for a 20 year carry forward period for net operating losses and UK tax law allows for an unlimited carry forward period for net operating losses. The Group has concluded, based on the above analysis, that a partial valuation allowance against deferred tax assets is appropriate for one of its operating entities in the US.

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of operations were CHF 951 million, CHF 825 million and CHF 518 million in 2008, 2007 and 2006, respectively. For further information on share-based compensation, refer to Note 27 – Employee share-based compensation and other compensation benefits.

If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. The Group incurred a shortfall tax charge of CHF 93 million in 2008 and windfall tax benefits of CHF 73 million and CHF 252 million in 2007 and 2006, respectively, upon settlement of share-based compensation. In 2008 and 2007, CHF 16 million and CHF 13 million, respectively of tax benefits were recognized in respect of tax on dividend equivalent payments, in accordance with EITF 06-11, which was early adopted by the Group. However, windfall deductions and dividend equivalents aggregating CHF 1.6 billion and CHF 1.4 billion for 2008 and 2007, respectively, did not result in a reduction of income taxes payable because certain entities are in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 606 million tax benefit will be recorded in additional paid-in capital.

FIN 48
The Group adopted the provisions of FIN 48 on January 1, 2007. FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each income tax position is measured at the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement. As a result of applying FIN 48, an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of retained earnings.

Interest and penalties are reported as tax expense. The amount of interest and penalties recognized in the consolidated statements of operations was CHF 4 million and CHF 30 million for 2008 and 2007, respectively, and the amount of interest and penalties recognized in the consolidated balance sheets was CHF 250 million and CHF 341 million, respectively.

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2008	2007

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	1,385	1,485

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	63	199

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(206)	(255)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	75	240

Decreases in unrecognized tax benefits relating to settlements with taxing authorities	(19)	(130)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(12)	(32)

Other (including foreign currency translation)	(109)	(122)

Balance at end of period	1,177	1,385

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,221 million and CHF 1,098 million on December 31, 2007 and December 31, 2008, respectively.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date.

It is reasonably possible that there will be a decrease of between zero and CHF 145 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the US – 1999; and the UK –1997.

27 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, share-based compensation and other compensation benefits is solely at the discretion of the Group.

Compensation and benefits for a given year include fixed components, such as salaries, benefits and the expense from share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based and retention compensation for the current year. The portion of the variable compensation for the current year deferred through share-based and other awards is expensed in future periods and subject to vesting and other conditions.

Compensation expense in any year includes expenses for share-based awards granted in prior years (including grants in 2008 for performance in 2007), which are recognized over the terms of the awards. Recognition of expense in the consolidated statements of operations relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 3,539 million (includes CHF 457 million of PAF), CHF 2,669 million and CHF 1,646 million for 2008, 2007 and 2006, respectively. As of December 31, 2008, the total estimated unrecognized compensation expense of CHF 2,544 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.3 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation but it can also issue new shares out of available conditional capital. For 2008, 2007 and 2006, the Group delivered approximately 17.2 million, 22.1 million and 20.1 million Credit Suisse Group shares (Group shares), respectively, to employees.

Share-based compensation
Share-based compensation is an important part of the overall compensation package for selected employees and senior executives. Share-based compensation is designed to promote employees’ focus on long-term performance, align the interests of employees and shareholders and foster retention. The majority of share-based compensation is granted as part of the annual variable compensation subsequent to the fiscal year to which the variable compensation relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules.

Fair value assumptions for share-based compensation
In estimating the fair value for shared-based compensation, where an observable independent quoted market price is not available, the fair value is calculated on the grant date based on valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available as of the date of grant that marketplace participants would likely use in determining an exchange price for the instruments.

The inputs for expected volatility and dividend yield used in estimating fair values are based upon the implied market volatility and dividend yield of traded options on Group shares, the historical volatility and dividend yield of the Group shares and other relevant factors that indicate how the future is expected to differ from the past. Future dividend cash flows are based on market expectations. The expected risk-free interest rate is based on the current LIBOR rate as of the date of grant that corresponds with the expected term of the award. LIBOR rates are used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is based on the contractual term of each instrument, taking into account employees’ historical exercise and termination behavior.

The following table illustrates the significant assumptions used to estimate the fair value of ISUs, PIP awards, share awards and share options based on the annual variable compensation process.
Significant fair value assumptions
	2008	2007	2006

Significant assumptions

Expected volatility, in %	32.04	22.95	24.80

Expected dividend yield, in %	5.46	2.41	3.24

Expected risk-free interest rate, in %	2.45	2.63	2.36

Expected term, in years	3	3	5

Incentive Share Unit
Since 2006, the Group has used ISUs as the main form of share-based deferred variable compensation.
An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Group share price.
For each ISU granted, the employee will receive at least one Group share (ISU Base Unit) and could receive additional shares (ISU Leverage Unit) if the monthly average Group share price increases during the three-year contractual term of the award as compared to the baseline Group share price determined on the grant date. The number of ISU Leverage Units to be converted to shares will be determined by multiplying the total number of ISU Base Units granted, less forfeitures, by the leverage payout ratio defined in the terms and conditions of the award. Each ISU Base Unit will vest at a rate of one-third of a share per year over three years, with the ISU Leverage Units vesting on the third anniversary of the grant date, depending on the development of the Group share price. Shares will be delivered for vested ISUs within 120 days of each vesting date. The ISU programs include a provision that does not permit early retirement eligibility for employees that would otherwise qualify until two years from grant (two-year moratorium period). Settlement of ISUs is subject to continued employment at the Group and certain retirement arrangements. The final value of each ISU is paid in registered Group shares. The total number of shares received for each ISU will equal the final value divided by the share price at maturity (that is, three years), however, holders will always receive at least one Group share per ISU.

On January 22, 2008 and January 23, 2007, the Group granted 46.4 million and 26.7 million ISUs, respectively. The fair value of the 2008 and 2007 ISU Base Unit was CHF 54.90 and CHF 87.30, respectively, and the fair value of the 2008 and 2007 ISU Leverage Unit was CHF 10.69 and CHF 20.85, respectively. For the ISUs granted in January 2008, the number of additional shares per ISU was limited to a maximum of ten shares, while the total payout for each ISU granted in January 2007 was subject to a cap of three times the value of a Group share at grant date, which would be reached at a monthly average Group share price of CHF 132.

The compensation expense recognized in 2008 and 2007 related to ISUs was CHF 2,375 million and CHF 1,159 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2008 was CHF 1,863 million and will be recognized over the term of the award, subject to early retirement rules.

On January 21, 2009, the Group granted 26.1 million ISUs. The fair value of the ISU Base Unit was CHF 23.70 and the fair value of the ISU Leverage Unit was CHF 6.98. The fair value of the ISU Leverage Unit was based on a valuation using an expected volatility of 62.97%, expected dividend cash flows for 2009, 2010 and 2011 of CHF 0.10, CHF 0.60 and CHF 1.00, respectively, an expected risk-free rate of 1.24% and an expected term of three years. For the ISUs granted in January 2009, the number of additional shares per ISU was capped at a maximum of three times the grant value, with the delivery of no more than five shares. The recognition of compensation expense for the ISUs granted on January 21, 2009 began in 2009 and thus had no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expense of CHF 801 million will be recognized over a period of three years, subject to early retirement rules.

Incentive Share Unit activities
	2008	2007

	ISU	ISU

Number of awards (million)

Balance at beginning of period	25.4	–

Granted	47.1	27.2

Settled	(10.0)	(0.4)

Forfeited	(2.7)	(1.4)

Balance at end of period	59.8	25.4

of which vested	1.4	0.0

of which unvested	58.4	25.4

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of registered Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: (i) earnings performance as compared to predefined targets (performance conditions); and (ii) Group share price performance compared to predefined targets and Group share price performance relative to peers (market conditions). The performance conditions will determine the multiplier, ranging between zero and three, for the final number of PIP units. The market conditions will determine the number of Group shares that each PIP unit will convert into at settlement. This will range between zero and three Group shares for PIP I and zero and two Group shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine Group shares and the PIP II units granted in 2006 will ultimately settle for between zero and six Group shares.

The achievement of the Group share price targets and relative share price performance for PIP I is measured based on the average Group share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero shares at a Group share price below CHF 30 and a maximum of three shares at a Group share price of CHF 90 or higher. The achievement of the Group share price targets and the relative Group share price performance for PIP II is measured based on the average Group share price over a three-month period prior to settlement and can result in the delivery of a minimum of zero Group shares at a Group share price below CHF 47 and a maximum of two Group shares at a Group share price of CHF 160 or higher.

PIP II includes a two-year moratorium period for early retirement eligibility.
Compensation expense for employees who are eligible for retirement at the grant date, or who become eligible for retirement during the scheduled vesting period, is determined by taking the number of PIP units expected to vest, multiplied by their grant date fair value. The fair values of the PIP I and PIP II units granted to these employees were CHF 83.75 and CHF 145.36, respectively. These fair values were determined taking into account the estimated outcome of both the performance and market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified.

Compensation expense for employees who do not become eligible for retirement during the scheduled vesting period is determined by taking the number of PIP units expected to vest, multiplied by both their grant date fair value and estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values consider an estimated outcome for the market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified. Management reassesses its estimate of the outcome of the performance conditions annually and adjusts compensation expense accordingly. Based on the estimated outcome of the performance conditions as of December 31, 2008, the compensation expense reflected a conversion of each initial PIP I and PIP II award into 1.86 and 1.52 units, respectively, at the end of the vesting period. For December 31, 2007 and 2006, the compensation expense reflected a conversion of each initial PIP I and PIP II into 3.00 units. These estimates depend upon the market environment and the Group’s financial performance over the remainder of the vesting periods and, therefore, management cannot predict whether the number of PIP units will be the maximum of three or a lesser amount.

The compensation expense recognized in 2008, 2007 and 2006 related to PIP I and PIP II was CHF 114 million, CHF 451 million and CHF 462 million, respectively. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2008 was CHF 54 million and will be recognized over a period of two years. None of the PIP units were due for settlement as of December 31, 2008.

Performance Incentive Plan activities
		2008		2007		2006

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.5	12.3	6.3	12.4	–	12.8

Granted	0.1	0.0	0.4	0.0	6.5	0.0

Settled	0.0	0.0	0.0	0.0	0.0	(0.1)

Forfeited	(0.2)	(0.1)	(0.2)	(0.1)	(0.2)	(0.3)

Balance at end of period	6.4	12.2	6.5	12.3	6.3	12.4

of which vested	3.4	8.3	1.7	5.6	0.0	2.6

of which unvested	3.0	3.9	4.8	6.7	6.3	9.8

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included three different types of share awards: phantom shares, LPA and special awards. These share awards entitle the holder to receive one registered Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. In 2006, the Group introduced the ISU share-based plan described above to replace the PIP, phantom share and LPA awards granted in prior years.

Phantom shares vest in three equal installments on each of the first, second and third anniversaries of the grant date and convert to registered Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest, depending on the location of the grant recipient.

LPAs vest in full on the third anniversary of the grant date and either convert to Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest, depending on the location of the grant recipient.

Special awards are generally shares, which may be granted to new employees. These special awards may contain vesting conditions, depending on the terms of employment.
The compensation expense recognized in 2008, 2007 and 2006 related to shares awarded under phantom share, LPA and special awards was CHF 593 million, CHF 1,059 million and CHF 1,184 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2008 was CHF 398 million and the majority thereof will be recognized over a period of five years.

Share award activities
		2008		2007		2006

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	28.8	67.20	50.9	60.65	47.2	47.89

Granted	8.6	46.97	4.8	81.00	26.3	72.42

Settled	(15.1)	61.57	(24.6)	56.81	(19.4)	46.42

Forfeited	(1.5)	82.82	(2.3)	62.32	(3.2)	55.58

Balance at end of period	20.8	61.83	28.8	67.20	50.9	60.65

of which vested	0.2	–	0.3	–	2.8	–

of which unvested	20.6	–	28.5	–	48.1	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group shares on the date of grant and expire after ten years.

Share options granted to employees entitle the holder to purchase one Group share at a stated exercise price subject to continued employment with the Group through the vesting period, restrictive covenants and cancellation provisions.

Share options granted as compensation awards generally vest on the grant date, whereas share options granted as retention incentive awards generally vest between one and five years.
There were no options granted during 2008 and 2007. The weighted-average fair value of options granted during 2006 was CHF 12.12. As of December 31, 2008, the aggregate intrinsic value of options outstanding and exercisable was zero and the weighted-average remaining contractual term was 2.5 years. As of the exercise date, the total intrinsic value of options exercised during 2008, 2007 and 2006 was CHF 7 million, CHF 318 million and CHF 235 million, respectively. Cash received from option exercises during 2008, 2007 and 2006 was CHF 17 million, CHF 350 million and CHF 330 million, respectively.

As of December 31, 2008, there were 2.5 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 69.65 and a weighted-average remaining contractual term of 0.9 years. During 2008, there were no material movements of options with a cash settlement feature.

Share option activities
		2008		2007		2006

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	39.6	61.86	49.0	59.64	57.7	57.48

Granted	–	–	–	–	0.1	71.60

Exercised	(0.5)	37.97	(7.8)	47.50	(7.5)	44.44

Settled	0.0	0.00	(0.7)	60.19	(0.6)	59.34

Forfeited	0.0	0.00	(0.7)	75.31	(0.6)	51.55

Expired	(0.1)	41.99	(0.2)	35.52	(0.1)	17.65

Balance at end of period	39.0	62.19	39.6	61.86	49.0	59.64

Exercisable at end of period	37.9	61.56	38.2	61.12	44.1	60.24

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group awarded employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking. The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool on December 31, 2008, and those assets will remain static throughout the contractual term of the award or until liquidated. The PAF holders will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool. As a result, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from the Group’s risk-weighted assets, resulting in a reduction in capital usage.

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards will vest over the first three months of 2009. All PAF awards remain subject to non-compete/non-solicit provisions that expire in respect of one-third of the awards on each of the three anniversaries of the grant date. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the date of grant, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. Total compensation expense recognized in 2008 related to PAF was CHF 457 million. The estimated unrecognized compensation expense as of December 31, 2008 of CHF 229 million will be recognized during 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of CRA. These CRA payments, which were made in the first quarter of 2009, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The recognition of compensation expense for the CRA granted in January 2009 began in 2009 and thus had no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expenses of CHF 1,575 million will be recognized over a period of two years.

Hedging of awards
The Group economically hedges its estimated obligation to deliver Group shares under its employee share-based compensation programs through a combination of purchasing treasury shares in the market and entering into third-party hedge instruments. Additionally, in very limited circumstances the Group may use its approved conditional capital to obtain shares for delivery of its share-based awards. The Group periodically revises its estimate of the expected number of shares to be delivered and adjusts its hedges accordingly.

28 Related parties
Compensation
For information on compensation to members of the Board of Directors (Board) and the Executive Board, refer to Note 3 – Compensation and loans to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group.

Loans to members of the Board of Directors and the Executive Board
in	2008	2007	2006

Loans to members of the Board (CHF million)

Balance at beginning of period	25	32	27

Additions	1	0	6

Reductions	(2)	(7)	(1)

Balance at end of period	24	25	32

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	22	17	13

Additions	11	6	7

Reductions	(9)	(1)	(3)

Balance at end of period	24	22	17

A large majority of loans outstanding to members of the Board of Directors and the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or, in case of loans to members of the Executive Board, pursuant to widely available employee benefit plans.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans extended directly to members of the Board of Directors, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC. As of December 31, 2008, 2007 and 2006, the total exposure to such related parties amounted to CHF 6 million, CHF 8 million and CHF 4 million, respectively, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2008 did not exceed in aggregate CHF 10 million.

All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, fixed-rate mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees. The number of individuals with outstanding loans at the beginning and at the end of the year was eight and seven, respectively.

The Group, together with its subsidiaries, is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board of Directors members assume management functions or board member responsibilities. All relationships between the Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s length.

Liabilities due to own pension funds
Liabilities due to the Group’s own pension funds as of December 31, 2008 and 2007 of CHF 1,484 million and CHF 708 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets.

Loans outstanding made by the Group or any subsidiaries to equity method investees
in	2008	2007	2006

Loans outstanding made by the Group or any subsidiaries to equity method investees (CHF million)

Balance at beginning of period	160	181	583

Borrowings (repayments)	415	(21)	(402)

Balance at end of period	575	160	181

29 Pension and other post-retirement benefits
Pension plans
The Group has defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Group’s principal plans are located in Switzerland, the US and the UK. In 2008, the Group changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

Defined benefit pension plans are pension plans that define specific benefits for an employee upon that employee's retirement. These benefits are determined by taking into account the employee’s pay, years of service and age of retirement. A defined benefit pension plan does not provide participants with an individual account and generally pay the benefits as an annuity. Retirees neither bear the actuarial risk (that is, the risk that the PBO will be higher than expected and/or that the retiree may outlive their retirement income), or bear the investment risk (that is, that assets invested and associated returns will be insufficient to meet the expected benefits due to low or negative returns on contributions).

Defined contribution plans provide each participant with an individual account. The benefits to be provided to a participant are solely based on the contributions made to that employee’s account and are affected by income, expenses and gains and losses allocated to the account. As such, there are no stipulations of a defined annuity benefit at retirement and the participants bear the full actuarial as well as investment risk.

Swiss pension plans
The Group’s Swiss pension funds cover its employees in Switzerland and are defined benefit plans set up as trusts domiciled in Zurich. The pension plan benefits meet or exceed the minimum benefits required under Swiss law. The defined benefit plans in Switzerland comprise approximately 81% of all the Group’s employees participating in defined benefit plans and 86% of the fair value of plan assets and pension benefit obligation of the Group’s defined benefit plans.

Employee contributions are calculated as a percentage of the employees’ salary level and age, varying between 7.5% and 10.5%. The Group’s contributions are 167% of the employees’ contributions for the Group’s main pension plan.

International pension plans
Various pension plans, including both defined benefit and defined contribution pension plans, cover the Group’s employees in non-Swiss locations. These plans provide benefits in the event of retirement, death, disability or employment termination. Retirement benefits under the plans depend on age, contributions and salary. The Group’s funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are based on local economic conditions.

Other post-retirement defined benefit plans
The Group’s plans providing post-retirement benefits other than pension benefits primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Group promises to provide health benefits after the employee retires. The Group's obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets and the amortization of both prior service costs and actuarial gains or losses recognized in AOCI.

Components of total pension costs
						Defined benefit pension plans			Other post- retirement defined benefit plans

			Switzerland			International			International

in	2008	2007	2006	2008	2007	2006	2008	2007	2006

Total pension costs (CHF million)

Service costs on benefit obligation	217	264	280	45	49	53	1	1	2

Interest costs on benefit obligation	461	394	355	141	152	130	8	9	9

Expected return on plan assets	(607)	(575)	(552)	(172)	(159)	(140)	–	–	–

Amortization of recognized transition obligation/(asset)	–	–	–	–	–	(1)	–	–	–

Amortization of recognized prior service cost	36	35	30	1	1	1	(2)	(3)	–

Amortization of recognized actuarial (gains)/losses	2	47	49	40	75	72	9	11	9

Net periodic pension costs	109	165	162	55	118	115	16	18	20

Settlement (gains)/losses	–	–	–	–	–	(5)	–	–	–

Curtailment (gains)/losses	3	–	–	–	–	(9)	–	–	–

Total pension costs	112	165	162	55	118	101	16	18	20

Total pension costs reflected in compensation and benefits – other in the consolidated statements of operations for 2008, 2007 and 2006 were CHF 183 million, CHF 301 million and CHF 283 million, respectively.

On December 4, 2008, the Group announced the accelerated implementation of its strategic plan and, as part of this plan, a headcount reduction. This resulted in a curtailment loss, which reflected the immediate recognition of the prior service cost related to the years of service no longer expected to be rendered. The curtailment loss related to the Swiss plan.

Benefit obligation
As of December 31, 2008, the Group adopted the measurement date provisions of SFAS 158, which requires the Group to measure the plan assets and the benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. For further information on SFAS 158, refer to Note 2 – Recently issued accounting standards.

The benefit obligation is expressed as either the ABO or the PBO. While the ABO refers to the actuarial present value based upon employee services rendered prior to that date and takes into account current and past compensation levels, the PBO also applies an assumption as to future compensation levels.

The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the defined benefit pension and other post-retirement defined benefit plans as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
				Defined benefit pension plans		Other post- retirement defined benefit plans

		Switzerland		International		International

in	2008	2007	2008	2007	2008	2007

PBO (CHF million) [1]

Beginning of the measurement period	11,780	12,326	2,610	2,933	145	137

Plan participant contributions	270	216	–	–	–	–

Service cost	217	264	45	49	1	1

Interest cost	461	394	141	152	8	9

Plan amendments	10	50	–	–	–	–

Change in measurement date (SFAS 158)	170	–	41	–	2	–

Curtailments	(30)	–	(8)	–	(1)	–

Actuarial (gains)/losses	194	(1,010)	(193)	(262)	(2)	15

Benefit payments	(620)	(460)	(85)	(67)	(10)	(7)

Exchange rate (gains)/losses	–	–	(580)	(195)	(9)	(10)

End of the measurement period	12,452	11,780	1,971	2,610	134	145

Fair value of plan assets (CHF million)

Beginning of the measurement period	12,116	11,384	2,579	2,196	–	–

Actual return on plan assets	(1,133)	612	(249)	261	–	–

Employer contributions	719	364	188	368	10	7

Plan participant contributions	270	216	–	–	–	–

Change in measurement date (SFAS 158)	152	–	36	–	–	–

Benefit payments	(620)	(460)	(85)	(67)	(10)	(7)

Exchange rate gains/(losses)	–	–	(636)	(179)	–	–

End of the measurement period	11,504	12,116	1,833	2,579	–	–

Total amount recognized (CHF million)

Funded status of the plan – over/(underfunded)	(948)	336	(138)	(31)	(134)	(145)

Fourth quarter employer contributions	–	75	–	7	–	2

Total amount recognized in the consolidated balance sheet at December 31	(948)	411	(138)	(24)	(134)	(143)

Total amount recognized (CHF million)

Noncurrent assets	0	412	201	163	–	–

Current liabilities	0	0	(9)	(8)	(8)	(7)

Noncurrent liabilities	(948)	(1)	(330)	(179)	(126)	(136)

Total amount recognized in the consolidated balance sheet at December 31	(948)	411	(138)	(24)	(134)	(143)

ABO (CHF million) [2]

End of the measurement period	11,221	10,609	1,905	2,485	–	–

The rollforward reports 15 months and 12 months for 2008 and 2007, respectively.
1 Including estimated future salary increase. 2 Exclusive of estimated future salary increases.

SFAS 158 requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO and may vary from year to year following any changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data. The 2008 PBO was impacted by a curtailment related to the headcount reduction, which was adjusted to reflect the reduction in the benefit obligation for the years of service no longer expected to be rendered. The curtailment impact related to the Swiss, UK and US plans.

The total net amount recognized in other assets and other liabilities – other in the consolidated balance sheets as of December 31, 2008 and 2007 was an underfunding of CHF 1,220 million and an overfunding CHF 244 million, respectively.

In 2008, the Group made special contributions of approximately CHF 250 million and CHF 140 million to the Swiss and UK defined benefit plans, respectively. In 2009, the Group expects to contribute approximately CHF 461 million to the Swiss and international defined benefit pension plans and CHF 7 million to other post-retirement defined benefit plans.

PBO and ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2008 and September 30, 2007, respectively. The significant increase from 2007 to 2008 primarily relates to the underfunded Swiss and US pension plans as of the measurement date on December 31, 2008.

Defined benefit pension plans where PBO and ABO are in excess of plan assets
				PBO exceeds fair value of plan assets	[1]				ABO exceeds fair value of plan assets	[1]

		Switzerland		International			Switzerland		International

Measurement date	2008	2007	2008	2007		2008	2007	2008	2007

CHF million

PBO	12,452	4	1,061	287		7	4	1,024	179

ABO	11,221	3	1,024	249		7	3	997	168

Fair value of plan assets	11,504	3	722	96		6	3	686	3

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service costs which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
		Defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2008	2007	2008	2007	2008	2007

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(2,506)	(897)	(37)	(45)	(2,543)	(942)

Prior service cost	(111)	(141)	8	10	(103)	(131)

Total	(2,617)	(1,038)	(29)	(35)	(2,646)	(1,073)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service costs recognized in AOCI during 2008 and 2007 and the amortization of the aforementioned items as components of net periodic pension cost for these periods.

Amounts recognized in other comprehensive income
			Defined benefit pension plans			Other post- retirement defined benefit plans

in 2008	Gross	Tax	Net	Gross	Tax	Net	Total net

Amounts recognized in other comprehensive income (CHF million)

Actuarial gains/(losses)	(2,162)	488	(1,674)	2	(1)	1	(1,673)

Prior service cost	(10)	1	(9)	–	–	–	(9)

Amortization of actuarial gains/(losses)	42	(14)	28	9	(3)	6	34

Amortization of prior service cost	37	(8)	29	(2)	1	(1)	28

Immediate recognition due to curtailment	41	(10)	31	1	–	1	32

Total	(2,052)	457	(1,595)	10	(3)	7	(1,588)

in 2007	Gross	Tax	Net	Gross	Tax	Net	Total net

Amounts recognized in other comprehensive income (CHF million)

Actuarial gains/(losses)	1,408	(327)	1,081	(15)	9	(6)	1,075

Prior service cost	(50)	11	(39)	–	–	–	(39)

Amortization of actuarial gains/(losses)	122	(35)	87	11	(5)	6	93

Amortization of prior service cost	36	(9)	27	(3)	1	(2)	25

Total	1,516	(360)	1,156	(7)	5	(2)	1,154

Amounts in AOCI, net of tax, expected to be amortized in 2009
in 2009	Defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial (gains)/losses	15	4

Amortization of prior service cost	29	(1)

Total	44	3

Assumptions
The measurement of both the net periodic pension cost as well as the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they should be in line with the expected market averages and benchmarks, the trend in the market and with historical rates.

Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
				Defined benefit pension plans		Other post-retirement defined benefit plans

		Switzerland		International

Measurement date	2008	2007	2008	2007	2008	2007

Net benefit pension cost (%)

Discount rate	4.0	3.3	5.9	5.2	6.2	5.8

Salary increases	2.6	2.6	4.5	4.4	–	–

Expected long-term rate of return on plan assets	5.0	5.0	7.6	7.2	–	–

Benefit obligation (%)

Discount rate	3.9	4.0	6.3	5.9	6.4	6.2

Salary increases	2.6	2.6	4.0	4.5	–	–

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, shall reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining other post-retirement defined benefit costs, an annual weighted-average rate of 11% in the cost of covered health care benefits was assumed for both 2008 and 2007. The rate is assumed to decrease gradually to 5% by 2013 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the amount of the accumulated post-retirement defined benefit obligation or expense in 2008 or 2007.

Plan assets and investment strategy
Plan assets are assets that have been segregated and restricted to provide for plan benefits. Plan investments, whether equity or debt securities, real estate or other, are measured at their fair value as of the measurement date.

The Group’s defined benefit pension plans employ a total return investment approach, whereby a diversified mix of equity and fixed income securities and alternative investments are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long-term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity investments are diversified across Swiss and non-Swiss stocks as well as among growth, value and small and large capitalization stocks. Other assets, such as real estate, private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to take market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Group pension plans follows defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

As of December 31, 2008 and September 30, 2007, the total fair value of the Group debt securities included in plan assets was CHF 168 million and CHF 9 million, respectively, and the total fair value of the Group equity securities and options was CHF 23 million and CHF 49 million, respectively.

The following table shows the asset distribution as of the measurement date calculated based on the fair value at that date including the performance of each asset’s category.
Weighted-average asset allocation as of the measurement date
		Switzerland		International

Measurement date	2008	2007	2008	2007

Weighted-average asset allocation (%)

Equity securities	9.4	17.4	39.2	57.6

Debt securities	38.9	32.3	34.7	20.2

Real estate	11.1	11.1	2.1	3.6

Alternative investments	17.9	16.4	21.0	14.4

Insurance	0.1	–	2.1	3.6

Liquidity	22.6	22.8	0.9	0.6

Total	100.0	100.0	100.0	100.0

The following table shows the expected target asset allocation for 2009 in accordance with the Group’s investment strategy. The target asset allocation is used to determine the expected return on plan’s assets to be considered in the net periodic pension costs for 2009.

Weighted-average target asset allocation to be applied prospectively
	Switzerland	International

December 31, 2008 (%)

Equity securities	20	50

Debt securities	40	33

Real estate	15	–

Alternative investments	10	14

Insurance	–	2

Liquidity	15	1

Total	100	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	Defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2009	811	8

2010	822	8

2011	836	8

2012	845	9

2013	854	9

Thereafter	4,436	50

Defined Contribution Pension Plans
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. The Group’s contributions to these plans during 2008, 2007 and 2006 were CHF 249 million, CHF 256 million and CHF 247 million, respectively.

30 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps, interest rate and foreign currency options, foreign exchange forward contracts and foreign currency and interest rate futures.

Further, the Group enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index, or third-party credit risk, or that have non-standard interest or foreign currency terms.

On the date the derivative contract is entered into, the Group designates the derivative as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid related to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products (custom transactions using combinations of derivatives) in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of December 31, 2008, were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities; and
– credit derivatives to manage credit risk on certain loan portfolios.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility.

In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repos and long-term debt instruments, the Group uses:
– cross-currency swaps to convert foreign currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign currency forward contracts to hedge the foreign currency risk associated with available-for-sale securities.
Cash flow hedges
The Group uses cash flow hedging strategies to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

The maximum length of time over which the Group hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is twelve months.

Net investment hedges
The Group typically uses forward foreign exchange contracts to hedge selected net investments in foreign operations. The objective of these hedging transactions is to protect against adverse movements in foreign exchange rates.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Details of fair value, cash flow and net investment hedges
in	2008	2007	2006

Fair value, cash flow and net investment hedges (CHF million)

Fair value hedges
Net gain/(loss) on the ineffective portion	65	15	(6)

Cash flow hedges
Net gain/(loss) on the ineffective portion	(1)	0	0

Expected reclassification from AOCI into earnings during the next 12 months	(20)	0	(4)

Net investment hedges
Net gain/(loss) on hedges included in AOCI	3,029	121	(93)

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are credit default swaps and credit swaptions. Credit default swaps are contractual agreements in which the buyer of the swap pays an upfront and / or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options, with a specified maturity, to buy or sell protection under a credit default swap on a specific referenced credit event.

The Group enters into credit derivative contracts in the normal course of business buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for our clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, ABS and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure held by the Bank, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The following tables reflect the maximum potential amount of future payments that the Group would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection. The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts. The fair values of the derivatives also give an indication of the amount of payment risk, as the negative fair values increase as the potential payment under the derivative contracts becomes more probable. To reflect the quality of the payment risk on credit protection that has been sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts, based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and the relative importance of them, are dependent on the type of counterparty. The analysis emphasizes a forward looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

Also included in the tables are the estimated recoveries that would be received if the specified credit event occurs, including the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type. During the normal course of business, the Group also purchases protection to offset the risk of sold protection that may have similar, but not identical reference instruments, and may use similar but not identical products. The impacts of these transactions have not been included in the estimate of recoveries. In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract, and therefore, have not been included in the estimate of recoveries.

Credit derivative maximum potential payout by maturity
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2008 (CHF million)

Single name instruments	97,483	675,467	164,932	937,882

Multiname instruments	11,578	477,487	151,306	640,371

Total	109,061	1,152,954	316,238	1,578,253

Credit derivative exposure on sold protection
end of 2008	Maximum potential payout	Fair value	Recoveries

Single name instruments (CHF million)

Investment grade [1]	706,033	(47,541)	688,360

Non-investment grade	231,849	(48,822)	225,008

Total single name instruments	937,882	(96,363)	913,368

of which sovereigns	123,702	(13,274)	121,276

of which non-sovereigns	814,180	(83,089)	792,092

Multiname instruments (CHF million)

Investment grade [1]	527,971	(49,471)	519,432

Non-investment grade	112,400	(19,225)	109,399

Total multiname instruments	640,371	(68,696)	628,831

of which sovereigns	299	(139)	89

of which non-sovereigns	640,072	(68,557)	628,742

1 Based on internal ratings BBB and above.

The above credit derivative exposure relates only to sold protection. The Group also purchases protection, which reduces total credit derivative exposure.

The above tables do not include all credit derivatives. This is due to the exclusion of certain credit derivative products from the scope of FSP FAS 133-1 and FIN 45-4, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract. TRS are not included in the table above because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS provides protection only against a loss in asset value, and not additional amounts as a result of specific credit events. CDOs are also not included. FSP FAS 133-1 and FIN 45-4 requires disclosure for hybrid financial instruments that would be required to be separated into a host contract and a derivative instrument in accordance with SFAS 133. The derivative embedded in a collateralized debt obligation does not require bifurcation as it relates to the creditworthiness of the securitized financial assets and liabilities. As a result, they are not subject to this disclosure.

31 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2008 (CHF million)

Credit guarantees and similar instruments	3,397	1,598	1,307	1,191	7,493	6,311		464	4,245

Performance guarantees and similar instruments	6,058	4,083	1,324	1,063	12,528	10,785		99	3,834

Securities lending indemnifications	28,541	0	0	0	28,541	28,541		0	28,541

Derivatives [2]	142,377	47,275	13,988	10,696	214,336	214,336		16,404	–	[3]

Other guarantees	3,902	463	226	240	4,831	4,751		7	2,232

Total guarantees	184,275	53,419	16,845	13,190	267,729	264,724		16,974	38,852

2007 (CHF million)

Credit guarantees and similar instruments	3,428	2,050	1,157	2,834	9,469	8,083		223	5,396

Performance guarantees and similar instruments	4,422	3,934	1,362	2,834	12,552	10,802		141	3,588

Securities lending indemnifications	40,006	0	0	0	40,006	40,006		0	40,006

Derivatives	139,154	234,859	522,879	233,832	1,130,724	1,130,724		38,866	–	[3]

Other guarantees	3,225	359	266	383	4,233	4,198		3	1,862

Total guarantees	190,235	241,202	525,664	239,883	1,196,984	1,193,813		39,233	50,852

1 Total net amount is computed as the gross amount less any participations. 2 Excludes credit derivatives within the scope of SFAS 133 and hybrid instruments that have embedded credit derivatives, as a result of the adoption of FSP FAS 133-1 and FIN 45-4. For further information, refer to Note 2 - Recently issued accounting standards. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The total net amount of CHF 6.3 billion includes the following products: standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the FNMA and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The total net amount of CHF 10.8 billion is made up of private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees of potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
The total net amount of CHF 28.5 billion for securities lending indemnifications includes arrangements in which the Group agrees to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group is fully collateralized in respect of securities lending indemnifications.

Derivatives
The total net amount of CHF 214.3 billion of derivatives are issued in the ordinary course of business, generally in the form of written put options. Derivative contracts that may be cash settled, and which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under FIN 45. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees. As indicated in Note 2, the FASB issued FSP FAS 133-1 and FIN 45-4, which resulted in credit derivatives being excluded from the guarantee disclosures for 2008. In the 2007 annual report, the total gross amount and carrying value of credit derivatives qualifying as guarantees were CHF 1,130.7 billion and CHF 38.9 billion, respectively.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts are disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure is limited to the fair value reflected in the table.

Other guarantees
The total net amount of CHF 4.8 billion for other guarantees includes bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that are not allocated to one of the categories above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the FINMA or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees in the table above.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts result from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Lease commitments

Lease commitments (CHF million)

2009	468

2010	432

2011	389

2012	346

2013	309

Thereafter	1,871

Future operating lease commitments	3,815

Less minimum non-cancellable sublease rentals	580

Total net future minimum lease commitments	3,235

Rental expense for operating leases
in	2008	2007	2006

Rental expense for operating leases (CHF million)

Minimum rental expense	475	695	702

Sublease rental income	(119)	(146)	(162)

Total net expenses for operating leases	356	549	540

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2008 (CHF million)

Irrevocable commitments under documentary credits	4,144	21	1	54	4,220	3,529		1,716

Loan commitments	186,694	19,972	23,925	7,537	238,128	231,994		160,262

Forward reverse repurchase agreements	28,139	0	0	0	28,139	28,139		28,139

Other commitments	4,641	517	921	714	6,793	6,793		185

Total other commitments	223,618	20,510	24,847	8,305	277,280	270,455		190,302

2007 (CHF million)

Irrevocable commitments under documentary credits	5,874	76	19	1	5,970	5,240		2,448

Loan commitments	190,826	15,891	30,790	11,518	249,025	248,773		171,735

Forward reverse repurchase agreements	40,403	0	0	0	40,403	40,403		40,403

Other commitments	2,621	594	465	1,205	4,885	4,885		347

Total other commitments	239,724	16,561	31,274	12,724	300,283	299,301		214,933

1 Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that cannot be revoked at any time without prior notice. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

32 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. SPEs typically qualify either as QSPEs according to SFAS 140 or VIEs according to FIN 46(R). QSPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8. This FSP changed and expanded the disclosure requirements for the Group’s involvement with transfers of financial assets and VIEs for December 31, 2008, but did not require retrospective application of the new disclosure. The disclosures for 2007 and 2006 have not been restated for the new disclosure requirements and therefore are not comparable to the 2008 disclosures.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. In accordance with SFAS 140, entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal.

The Group originates and/or purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to QSPEs. These QSPEs issue CMBS, RMBS and ABS, that are collateralized by the assets transferred to the QSPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also purchases loans and other debt obligations from clients for the purpose of securitization that are sold by the Group directly or indirectly through affiliates to QSPEs that issue CDOs. The Group structures, underwrites and may make a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

Securitization transactions are assessed in accordance with SFAS 140 for appropriate treatment of the assets transferred by the Group. The Group’s and its clients’ investing or financing needs determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets under SFAS 140 applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting.

Gains and losses on securitization transactions depend in part on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2008 securitizations of financial assets treated as sales, along with cash flows between the Group and the QSPEs/SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred. Only those transactions which qualify for sales accounting and subsequent derecognition of the transferred assets under SFAS 140 and in which the Group has continuing involvement with the entity as of December 31, 2008 are included in the table.

Securitizations
in 2008	QSPE	SPE

Gains/(losses) and cash flows (CHF million)

CMBS
Net gain/(loss) [1]	(4)	36

Proceeds from transfer of assets	674	463

Purchases of previously transferred financial assets or its underlying collateral	(173)	0

Servicing fees	2	0

Cash received on interests that continue to be held	273	0

RMBS
Net gain/(loss) [1]	56	0

Proceeds from transfer of assets	20,998	0

Purchases of previously transferred financial assets or its underlying collateral	(3)	0

Servicing fees	4	0

Cash received on interests that continue to be held	230	1

ABS [2]
Cash received on interests that continue to be held	3	19

CDO
Net gain/(loss) [1]	7	56

Proceeds from transfer of assets	929	683

Cash received on interests that continue to be held	0	44

in	2007	2006

Gains/(losses) and proceeds from transfer of assets (CHF million)

CMBS
Net gain/(loss) [1]	527	704

Proceeds from transfer of assets	24,735	30,089

RMBS
Net gain/(loss) [1]	79	84

Proceeds from transfer of assets	37,562	46,023

ABS [2]
Net gain/(loss) [1]	11	50

Proceeds from transfer of assets	3,844	5,503

CDO
Net gain/(loss) [1]	60	120

Proceeds from transfer of assets	3,758	10,343

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Other structuring activities
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include energy structures (which include certain carbon securitization vehicles), life insurance structures, emerging market structures (set up for financing, loan participation or loan origination purposes) and other alternative investment structures (created for the purpose of investing in venture capital-like investments for capital appreciation).

Further, conduits are occasionally formed to act as an SPE to fund securitization transactions. The SPE is typically independently owned by a third party and is not a subsidiary of the Group. Rather the Group acts as the sponsor and provides liquidity and credit enhancement, along with other parties.

Financing
The Group may be involved in arranging leveraged synthetic leases. These structures are third party SPEs established for the securitization of lease receivables. The Group typically receives an upfront fixed arrangement fee and its only other involvement is financing to and loan repayments from the SPE.

The Group also sets up structures that hold various collateralized commercial loans as part of normal business.
The following table provides the gains or losses relating to 2008 transfers of financial assets treated as sales which were not securitizations, along with cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of December 31, 2008, regardless of when the transfer of assets occurred.

Other structuring and financing activities
in 2008	SPE

Gains/(losses) and cash flows (CHF million)

Other structuring
Net gain/(loss) [1]	1

Proceeds from transfer of assets	574	[2]

Cash received on interests that continue to be held	254

Financing
Net gain/(loss) [1]	21

Proceeds from transfer of assets	5,489

Cash received on interests that continue to be held	1,061

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest revenues on assets prior to structuring or financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the structuring or financing activity pricing date and the sale price of the loans. 2 Includes CHF 38 million relating to QSPEs.

The Group does not retain material servicing responsibilities from securitizations or other structuring and financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests as recorded on the Group’s consolidated balance sheets. Beneficial interests include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through,” premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

The Group’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Group in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Group typically in connection with underwriting or market-making activities and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account, or from a liquidity facility, such as a line of credit or the liquidity put option of an asset purchase agreement. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contact.

The following table provides the outstanding principal balance of assets to which the Group continues to be exposed after the transfer of the financial assets to any QSPE/SPE and the total assets of the QSPE/SPE, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of QSPEs/SPEs resulting from continuing involvement
end of 2008	QSPE		SPE

CHF million

CMBS
Principal amount outstanding	57,606	[1]	2,247

Total assets of QSPE/SPE	70,769		2,247

RMBS
Principal amount outstanding	102,515		1,515

Total assets of QSPE/SPE	102,515		1,515

ABS
Principal amount outstanding	6,282		1,614

Total assets of QSPE/SPE	6,282		1,614

CDO
Principal amount outstanding	1,624		36,807	[1]

Total assets of QSPE/SPE	1,624		37,404

Other structuring
Principal amount outstanding	1,456		6,372	[1,2]

Total assets of QSPE/SPE	1,456		8,238	[2]

Financing
Principal amount outstanding	0		16,040

Total assets of QSPE/SPE	0		16,040

1 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties. 2 Includes CHF 39 million relating to fund-linked products.

The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interest held in SPEs as of December 31, 2008.
Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs as of December 31
end of 2008	CMBS	[1]	RMBS	ABS	CDO	[2]	Other structuring	Financing

CHF million, except where indicated

Fair value of beneficial interests	1,581		810	32	548		2,424	2,887

of which non-investment grade	44		65	2	40		2,300	1,930

Weighted-average life, in years	2.2		3.5	3.0	9.0		2.5	3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.1-60.4	8.0	5.0-20.0		–	–

Impact on fair value from 10% adverse change	–		(14.3)	(3.8)	(0.4)		–	–

Impact on fair value from 20% adverse change	–		(28.5)	(4.4)	(0.7)		–	–

Cash flow discount rate (rate per annum), in % [4]	5.1-55.2		2.2-51.8	21.6-50.5	2.7-59.3		0.8-10.4	2.9-7.7

Impact on fair value from 10% adverse change	(27.7)		(19.5)	(4.3)	(3.3)		(7.9)	(6.2)

Impact on fair value from 20% adverse change	(54.8)		(38.9)	(5.2)	(6.6)		(15.2)	(12.5)

Expected credit losses (rate per annum), in %	2.8-52.3		2.9-46.1	4.5	4.6-56.7		4.6-15.8	–

Impact on fair value from 10% adverse change	(25.3)		(15.5)	(4.0)	(2.2)		(17.1)	–

Impact on fair value from 20% adverse change	(50.0)		(30.9)	(4.2)	(4.2)		(26.9)	–

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment under SFAS 140 was not achieved.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved end of 2008

CHF million

RMBS
Other assets	768

Liability to SPE, included in Other liabilities	(768)

ABS
Trading assets	19

Other assets	520

Liability to SPE, included in Other liabilities	(539)

CDO
Trading assets	139

Other assets	1,868

Liability to SPE, included in Other liabilities	(2,007)

Other structuring
Trading assets	430

Liability to SPE, included in Other liabilities	(430)

Financing
Other assets	50

Liability to SPE, included in Other liabilities	(50)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are entities which typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under FIN 46(R), which requires that the primary beneficiary consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation. These events include:

– a change in the VIEs governing documents, or contractual arrangements among the parties involved, in a manner that changes the characteristics of the Group’s investment or involvement;
– the Group’s acquisition of additional variable interests, whether newly issued or from other parties; or
– the Group’s sale or disposal of variable interests to unrelated parties, or the issuance by the VIE of new variable interests to other unrelated parties.
Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets and entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker for entities qualifying as VIEs. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. Variable interests related to guarantees are equivalent to the notional amount of the respective guarantees. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

The Group may provide financial support to the VIE that it was not contractually required to provide. In the second half of 2007, the Group repositioned its money market funds by purchasing securities of CHF 9,286 million from these funds with the intent to eliminate SIV, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities. The Group lifted out CHF 269 million of corporate securities and CHF 108 million of ABS from its money market funds in 2008. As of the end of 2008, the fair value of its balance sheet exposure from these purchased securities was CHF 567 million, down CHF 3,354 million, or 86%, from 2007. Of the CHF 567 million balance sheet exposure, CHF 5 million was US subprime, compared to CHF 419 million as of the end of 2007, and CHF 356 million were securities issued by SIVs, of which the largest position was CHF 319 million. Net losses on securities purchased from the Group’s money market funds were CHF 687 million in 2008, compared to CHF 920 million in 2007.

In the third quarter of 2008, one of the money market funds advised by the Group was under redemption pressure due to the deteriorating money and credit markets. In order to provide liquidity, the Group invested USD 2.2 billion (CHF 2.5 billion) in units issued by the fund. With redemptions totaling USD 0.7 billion (CHF 0.7 billion) in the fourth quarter, the Group decreased its investment in this money market fund to USD 1.5 billion (CHF 1.6 billion) as of the end of 2008. This fund is an SEC-registered Rule 2a-7 fund invested in commercial paper and other short-term securities rated at least A1/P1.

At the end of 2008, in line with its strategy to focus on higher margin, scalable businesses, the Group decided to close these money market funds. Accordingly, these funds were consolidated as of December 31, 2008, which resulted in the consolidation of CHF 6.7 billion of assets in the consolidated balance sheets.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum loss exposure consists of the carrying value of the Group interests held as trading assets, derivatives or loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

The asset balances for unconsolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of cash assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available. For VIEs that obtain asset exposures synthetically through derivative instruments (for example, synthetic CDOs), the Group includes the full original notional amount of the derivative as an asset.

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high-yield corporate debt instruments. The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Synthetic CDO transactions use credit default swaps to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs. The economic risks associated with CDO VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one CP conduit, Alpine Securitization Corp. (Alpine), a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily receivables, from clients and provides liquidity through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to related asset-specific credit enhancement primarily provided by the client transferor of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. In accordance with FIN 46(R), the majority of expected losses reside with the first-loss investor and therefore the Group is not deemed the primary beneficiary of Alpine. The Group does not have any ownership interest in Alpine.

The overall average maturity of the conduit’s outstanding CP was approximately 11 days as of December 31, 2008. Alpine has the highest short-term ratings from Fitch, Moody’s and DBRS and is rated A-1 by S&P, based on the lowest of each asset’s external or internal rating, and has an average maturity of 3.4 years as of December 31, 2008. The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset specific-credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. If Alpine’s assets were consolidated as of December 31, 2008, the Group estimates that the valuation reductions of these assets would not have been material to its results of operations. The Group’s economic risks associated with the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group has consolidated all VIEs related to financial intermediation for which it is the primary beneficiary. Approximately 56% of the total assets related to investment structures which the Group sponsors, manages and distributes.

The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including economic hedging strategies, collateral arrangements and the risk of loss that is retained by investors. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation is broadly grouped into the following categories: tailored lending arrangements, certain securitizations transactions and investment structures and other financial intermediation activites.

The Group’s involvement in tailored lending arrangements accounted for approximately 10% of the total assets and approximately 3% of the maximum exposure to loss for non-consolidated financial intermediation VIEs. These lending structures are not consolidated by the Group as the clients are the sponsors of the VIEs and are deemed the primary beneficiaries. These structures are established to purchase, lease or otherwise finance and manage clients’ assets. The maximum exposure to loss is equivalent to the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The Group acts as an underwriter and market maker, liquidity provider, derivative counterparty or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Group has exposure to third-party securitization VIEs as a result of the securities purchased from its money market funds in 2008 and 2007. In 2008, such VIEs accounted for approximately 38% of the total assets and approximately 57% of the maximum exposure to loss of non-consolidated financial intermediation VIEs. The Group believes its maximum loss exposure is generally equal to the carrying value of the beneficial interests and derivative positions, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

The Group’s involvement in investment structures and other financial intermediation activities which the Group sponsors, manages and distributes accounted for approximately 52% of the total assets and approximately 40% of the maximum exposure to loss of non-consolidated financial intermediation VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments. The maximum exposure to loss consists of the fair value of instruments issued by such structures, which are held by the Group as a result of underwriting or market-making activities, the fair value of any derivative exposure resulting from prime brokerage activities and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. In addition, certain structures are designed to include redemption mechanisms which allow investors to redeem their participating interests in the respective VIEs within the agreed redemption periods. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Consolidated and non-consolidated VIEs
The following tables provide the carrying amount and classification of assets and liabilities of variable interests of consolidated VIEs where the Group is considered the primary beneficiary in 2008 and the total assets of consolidated VIEs by type of VIE in 2008 and 2007.

Consolidated VIEs
end of 2008	CDO	Financial inter- mediation

Assets of consolidated VIEs (CHF million)

Cash and due from banks	413	631

Trading assets	1,255	10,538

Investment securities	0	114

Other investments	0	2,467

Net loans	649	939

Other assets	1,114	2,355

Total assets	3,431	17,044

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	202	1,148

Long-term debt	1,211	4,063

Other liabilities	1,603	6,627

Total liabilities	3,016	11,838

end of 2007	CDO	CP Conduit	Financial inter- mediation

Assets of consolidated VIEs (CHF million)

Total assets of consolidated VIEs	6,672	1	17,404

The following tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, the maximum exposure to loss and the total assets of the non-consolidated VIEs. For 2008, the table includes all VIEs in which the Group held a variable interest. For 2007, the table includes only those VIEs in which the Group held a significant variable interest. The increase in 2008 in the total assets of non-consolidated VIEs and the maximum exposure to loss was due to the inclusion of all VIEs in which the Group held a variable interest rather than only those in which the Group held a significant variable interest.

Non-consolidated VIEs
end of 2008	CDO	CP Conduit	Financial inter- mediation

Assets of variable interests (CHF million)

Trading assets	9,387	0	32,554

Net loans	605	1,162	9,029

Other assets	0	6	113

Total assets of variable interests	9,992	1,168	41,696

Liabilities of variable interests (CHF million)

Trading liabilities	9,177	88	20,096

Other liabilities	0	118	0

Total liabilities of variable interests	9,177	206	20,096

Maximum exposure to loss (CHF million)

Maximum exposure to loss	10,988	11,696	136,668

Assets of non-consolidated VIEs (CHF million)

Total assets of non-consolidated VIEs	136,410	9,099	797,937

end of 2007	CDO	CP Conduit	Financial inter- mediation

Maximum exposure to loss and assets of non-consolidated VIEs (CHF million)

Maximum exposure to loss	2,453	17,347	20,512

Total assets	16,360	12,642	99,244

33 Financial instruments
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.

The Group regularly monitors the credit risk portfolio by counterparties, industry, country and products to ensure that such potential concentrations are identified, using a comprehensive range of quantitative tools and metrics. Credit limits relating to counterparties and products are managed through counterparty limits which set the maximum credit exposures the Group is willing to assume to specific counterparties over specified periods. Country limits are established to avoid any undue country risk concentration.

From an industry point of view, the combined credit exposure of the Group is diversified. A large portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, or relates to transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.

Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment-grade corporate debt, certain high-yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high-grade bonds) and life finance instruments. Valuation techniques for certain of these instruments are described in greater detail below.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS 133. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, it has elected the fair value option. Likewise, where it manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, it has utilized the fair value option to align its risk management view to its financial reporting.

Fair value option
Upon adoption of SFAS 159, the Group elected fair value for certain of its financial statement captions as follows:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
The Group has elected to account for structured resale agreements and most matched book resale agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing resale agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Other investments
The Group has elected to account for certain equity method investments held as of January 1, 2007, and certain of those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Certain similar instruments, such as those relating to equity method investments in strategic relationships, for example, the Group’s ownership interest in certain clearance organizations, which were eligible for the fair value option, were not elected due to the strategic relationship.

Loans
The Group has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that existed due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Corporate loans had valuation reductions of CHF 3.2 billion offset in part by a CHF 1.8 billion positive impact from the change in estimate of the value of loans that emphasizes index-derived recovery rate and default assumptions over indicative consensus prices, as the illiquidity of these positions made indicative consensus prices less relevant. Additionally, the Group elected not to account for loans granted by its Private Banking segment at fair value, such as domestic consumer lending, mortgages and corporate loans, as these loans are not managed on a fair value basis.

Other assets
The Group did not elect the fair value option for loans held-for-sale as of January 1, 2007, as the current carrying values were deemed appropriate. The Group elected the fair value option for new loans entered into subsequent to January 1, 2007, due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such assets existing as of January 1, 2007, due to the operational effort to change accounting for existing items reflected in the Group’s consolidated financial statements. The fair value option was elected for these types of transactions entered into after January 1, 2007.

Due to banks
The Group elected the fair value option for certain time deposits associated with its emerging markets activities entered into after January 1, 2007.
Customer deposits
The Group’s customer deposits include fund-linked deposits. The Group elected the fair value option for these fund-linked deposits as of January 1, 2007 and those entered into after January 1, 2007. Fund-linked products are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes.

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Group has elected to account for structured repurchase agreements and most matched book repurchase agreements held as of January 1, 2007, and those entered into after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006, in accordance with the provisions of SFAS 155. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value, in accordance with SFAS 155. Some hybrid debt instruments do not result in bifurcatable debt instruments. The adoption of SFAS 159 permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value upon the adoption of SFAS 155, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis and fair value accounting was not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.

Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in Short-term borrowings. The Group’s long-term debt also includes debt issuances managed by its Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. Upon the adoption of SFAS 159, the Group elected to fair value this fixed-rate debt in accordance with the provisions of SFAS 159, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008, and instead applies hedge accounting per the guidance of SFAS 133.

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The Group did not elect the fair value option for such liabilities existing as of January 1, 2007, due to the operational effort to change accounting for existing items reflected in the Group’s consolidated financial statements. The Group did elect the fair value option for these types of transactions entered into after January 1, 2007.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows in SFAS 157:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

The Group records net open positions at bid prices if long, or at ask prices if short, unless the Group is a market maker in such positions, in which case mid-pricing is utilized. Fair value measurements are not adjusted for transaction costs.

Prior to January 1, 2007, net costs of originating or acquiring mortgage loans held-for-sale were recognized as part of the initial loan-carrying value, with any subsequent change in fair value being recognized as a component of trading revenues. For such loans where the fair value option has been elected, net costs are now recognized on a gross basis as fee income and/or expense.

Assets and liabilities measured at fair value on a recurring basis
end of 2008	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0		164,743

Securities received as collateral	28,416	1,038	0	0		29,454

Trading assets	152,703	1,162,037	51,096	(1,023,058)		342,778

Investment securities	12,016	1,003	0	0		13,019

Other investments	1,183	4,808	18,875	0		24,866

Loans	0	18,005	14,309	0		32,314

Other intangible assets	0	0	113	0		113

Other assets	4,017	16,524	13,645	(100)		34,086

Total assets at fair value	198,335	1,368,158	98,038	(1,023,158)		641,373

Liabilities (CHF million)

Due to banks	0	3,361	3	0		3,364

Customer deposits	0	2,538	0	0		2,538

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0		174,975

Obligation to return securities received as collateral	28,416	1,038	0	0		29,454

Trading liabilities	61,221	1,076,603	23,590	(1,006,949)		154,465

Short-term borrowings	0	2,195	350	0		2,545

Long-term debt	0	55,603	23,853	0		79,456

Other liabilities	0	21,758	3,251	(647)		24,362

Total liabilities at fair value	89,637	1,338,071	51,047	(1,007,596)		471,159

Net assets/liabilities at fair value	108,698	30,087	46,991	(15,562)	[2]	170,214

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 In accordance with the provisions of FSP FIN 39-1, the Group offset cash collateral receivables and payables of CHF 51.7 billion and CHF 36.2 billion, respectively, as of the end of 2008 against the derivative positions. The Group adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2007	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,488	2,826	0	0		28,314

Trading assets	252,055	565,607	60,621	(346,200)		532,083

Investment securities	14,451	992	10	0		15,453

Other investments	565	6,893	17,737	0		25,195

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,092	37,248	8,080	(94)		49,326

Total assets at fair value	296,651	822,694	92,265	(346,294)		865,316

Liabilities (CHF million)

Due to banks	0	6,041	6	0		6,047

Customer deposits	0	6,134	0	0		6,134

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligation to return securities received as collateral	25,488	2,826	0	0		28,314

Trading liabilities	111,776	416,688	19,597	(346,252)		201,809

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	80,061	31,232	0		111,293

Other liabilities	0	24,102	173	(42)		24,233

Total liabilities at fair value	137,264	683,702	51,702	(346,294)		526,374

Net assets/liabilities at fair value	159,387	138,992	40,563	0		338,942

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3
2008	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	5,631	17,737		49,569		72,937

Net realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)		(20,583)		(16,683)

Purchases, sales, issuances and settlements	(6,637)	3,553		148		(2,936)

Transfers in and/or out of level 3	(3,303)	813		27,674		25,184

Foreign currency translation impact included in net revenues	(277)	(1,205)		(2,437)		(3,919)

Balance at end of period	1,337	18,875	[1]	54,371	[2]	74,583

Liabilities (CHF million)

Balance at beginning of period	–	–		32,374		32,374

Net realized/unrealized gains/(losses) included in net revenues	–	–		(5,795)		(5,795)

Purchases, sales, issuances and settlements	–	–		(4,123)		(4,123)

Transfers in and/or out of level 3	–	–		7,035		7,035

Foreign currency translation impact included in net revenues	–	–		(1,899)		(1,899)

Balance at end of period	–	–		27,592	[3]	27,592

Net	1,337	18,875		26,779		46,991

Total realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)		(14,788)		(10,888)

1 Substantially all in private equity investments; includes also life finance contracts. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

2007	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	189	14,953		10,712		25,854

Net realized/unrealized gains/(losses) included in net revenues	7,351	5,141		(4,057)		8,435

Purchases, sales, issuances and settlements	524	(631)		27,445		27,338

Transfers in and/or out of level 3	(1,929)	(195)		17,800		15,676

Foreign currency translation impact included in net revenues	(504)	(1,531)		(2,331)		(4,366)

Balance at end of period	5,631	17,737	[1]	49,569	[2]	72,937

Liabilities (CHF million)

Balance at beginning of period	–	–		27,939		27,939

Net realized/unrealized gains/(losses) included in net revenues	–	–		1,345		1,345

Purchases, sales, issuances and settlements	–	–		14,788		14,788

Transfers in and/or out of level 3	–	–		(8,388)		(8,388)

Foreign currency translation impact included in net revenues	–	–		(3,310)		(3,310)

Balance at end of period	–	–		32,374	[3]	32,374

Net	5,631	17,737		17,195		40,563

Total realized/unrealized gains/(losses) included in net revenues	7,351	5,141		(5,402)		7,090

1 Substantially all in private equity investments. 2 Includes primarily RMBS, CMBS and CDO. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
				2008			2007

in	Trading revenues		Other revenues	Total revenues	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(8,768)	[1]	(2,120)	(10,888)	2,137	4,953	7,090

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,726)		(3,210)	(5,936)	1,852	2,848	4,700

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Non-recurring fair value changes
Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2008 and 2007, CHF 3.0 billion and CHF 6.3 billion, respectively, of loans were recorded at fair value, of which CHF 0.3 billion and CHF 5.7 billion, respectively, were classified as level 2 and CHF 2.6 billion and CHF 0.6 billion, respectively, were classified as level 3.

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Trading securities
The Group’s trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, RMBS, CMBS and other ABS and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of RMBS, CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

CDO, collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

Derivatives
Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from the observable exchange prices and/or observable inputs. The fair values of OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

Other trading assets
Other trading assets primarily include residential mortgage loans that are purchased with an intent to securitize or sell as loans. Valuations for traded residential mortgage loans are determined based on an exit price basis.

Investment securities
Investment securities recorded at fair value include debt and equity securities. These debt and equity securities are quoted in active or inactive markets. These instruments include government and corporate bonds.

Other investments
The Group’s other investments include hybrid instruments, private equity and other alternative capital investments.
Private equity and other long-term investments include direct investments and investments in partnerships that make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based upon quotes with appropriate adjustments for liquidity or trading restrictions. Private securities are valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses.

Internally managed funds, which are substantially all of the Group’s private equity investments, include partnerships and related direct investments for which the Group acts as the fund’s advisor and makes investment decisions. Internally managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally managed fund of funds partnerships is based on the valuation received from the underlying fund manager and is reviewed by the Group. The fair value of investments in other internally managed funds is based on the Group’s valuation. Balances for internally managed funds also include amounts relating to the consolidation of private equity funds under EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5) and FIN 46(R). A substantial portion of the investments held by the private equity funds consolidated under EITF 04-5 and FIN 46(R) is reflected in level 3. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and is reviewed by the Group.

Loans
The Group’s loans include consumer, mortgage, corporate and emerging market loans. The fair value of corporate and emerging market loans within the Investment Banking segment is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using implied credit spreads derived from credit default swaps for the specific borrower. Where credit default swaps for a particular borrower are not available, a matrix of similar entity-implied credit spreads from credit default swaps is constructed to derive an implied credit spread for that particular borrower. Alternatively, fair value is determined utilizing unobservable inputs and a discounted cash flow analysis. Consumer, mortgage and corporate loans within the Private Banking segment are not held at fair value.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of these debt instruments is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using yield curves for similar maturities, taking into consideration the impact of the Group’s own credit spread on these instruments.

Other assets and other liabilities
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS 140. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under SFAS 140 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
			2008			2007

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	131	229	(98)	0	0	0

Non-accrual loans	843	2,017	(1,174)	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	164,743	163,683	1,060	183,719	183,303	416

Loans	32,314	37,327	(5,013)	31,047	31,517	(470)

Other assets	16,644	27,557	(10,913)	33,936	35,420	(1,484)

Due to banks and customer deposits	(1,384)	(1,430)	46	(5,902)	(5,895)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(174,975)	(174,631)	(344)	(140,424)	(140,436)	12

Short-term borrowings	(2,545)	(3,146)	601	(8,120)	(8,409)	289

Long-term debt	(79,456)	(89,591)	10,135	(111,293)	(111,595)	302

Other liabilities	(2,637)	(5,184)	2,547	(3,648)	(3,646)	(2)

Gains and losses on financial instruments
	2008		2007

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,399	[1]	19,466	[1]

Trading loans	108	[2]	117	[1]

of which related to credit risk	40		(113)

Other investments	(404)	[3]	44	[2]

of which related to credit risk	10		0

Loans	(4,028)	[2]	1,345	[1]

of which related to credit risk	(5,146)		(408)

Other assets	(6,509)	[2]	955	[1]

of which related to credit risk	(8,914)		(1,264)

Due to banks and customer deposits	(49)	[1]	(258)	[1]

of which related to credit risk	57		5

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(8,537)	[1]	(21,151)	[1]

Short-term borrowings	93	[2]	0

of which related to credit risk	9		0

Long-term debt	10,906	[2]	(5,688)	[2]

of which related to credit risk	4,989		1,204

Other liabilities	(1,542)	[2]	(1,402)	[2]

of which related to credit risk	(631)		(1,402)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues.

Interest income and expense are calculated based on contractual rates specified in the transactions. Interest income and expense are recorded in the consolidated statements of operations depending on the nature of the instrument and related market convention. When interest is included as a component of the change in the instrument’s fair value, interest is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Dividend income is recognized separately from trading revenues.

The impacts of credit risk on debt securities held as assets presented in the table above have been calculated as the component of the total change in fair value, excluding the impact of changes in base or risk-free interest rates. The impacts of changes in own credit risk on liabilities presented in the table above have been calculated as the difference between the fair values of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in the Group’s own credit spreads from the transition date to the reporting date.

SFAS 107
The disclosure requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments” (SFAS 107), encompass the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements. SFAS 107 excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Book and estimated fair values of financial instruments
		2008		2007

end of	Book value	Fair value	Book value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	269,028	269,029	296,709	296,734

Securities received as collateral	29,454	29,454	28,314	28,314

Trading assets	342,778	342,778	532,083	532,083

Investment securities	13,823	13,823	15,731	15,733

Loans	235,797	237,858	240,534	241,010

Other financial assets [1]	251,104	250,949	223,313	223,043

Financial liabilities (CHF million)

Due to banks and deposits	355,169	354,728	426,369	430,538

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	243,370	243,336	300,381	300,356

Obligation to return securities received as collateral	29,454	29,454	28,314	28,314

Trading liabilities	154,465	154,465	201,809	201,809

Short-term borrowings	10,964	10,933	19,390	20,598

Long-term debt	150,714	147,787	160,157	160,745

Other financial liabilities [2]	177,264	177,251	163,633	163,676

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

34 Assets pledged or assigned
end of	2008	2007

Assets pledged or assigned (CHF million)

Book value of assets pledged and assigned as collateral	165,406	271,919

of which assets provided with the right to sell or repledge	89,915	180,059

Fair value of collateral received with the right to sell or repledge	515,655	622,402

of which sold or repledged	452,875	507,104

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	40,870	16,220

Swiss National Bank required minimum liquidity reserves	2,070	1,940

The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

35 Capital adequacy
The Group is subject to regulation by the FINMA. Since January 1, 2008, the Group has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision, known as Basel II, as implemented by the FINMA. These standards affect the measurement of both risk-weighted assets and eligible capital. The Group has based its capital adequacy calculations on US GAAP, as permitted by the FINMA circular 2008/34. The FINMA has advised the Group that it may continue to include as tier 1 capital CHF 1.8 billion of equity from special purpose entities which are deconsolidated under FIN 46(R) as of December 31, 2008.

According to the FINMA and BIS capital requirements, total regulatory capital is comprised of two categories. Tier 1 capital comprises shareholders’ equity according to US GAAP, qualifying minority interests and hybrid instruments. Deductions from tier 1 capital include, among other items, goodwill and intangible assets, participations in insurance entities, investments in certain bank and finance entities and other adjustments, including cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers equals total eligible capital.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

As of December 31, 2008 and 2007, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS data (risk-weighted assets, capital and ratios)
		Basel II	Basel I	Basel II % change

end of	2008	2007	2007	08 / 07

Risk-weighted assets (CHF million)

Credit risk	180,425	252,400	270,266	(29)

Non-counterparty-related risk	6,994	7,304	7,262	(4)

Market risk	39,911	34,739	34,540	15

Operational risk	30,137	29,197	–	3

Risk-weighted assets	257,467	323,640	312,068	(20)

Eligible capital (CHF million)

Tier 1 capital	34,208	32,240	34,737	6

Tier 2 capital	11,882	9,361	11,425	27

Less reductions	–	–	(1,060)	–

Total eligible capital	46,090	41,601	45,102	11

Capital ratios (%)

Tier 1 ratio	13.3	10.0	11.1	–

Total capital ratio	17.9	12.9	14.5	–

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2008, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2008, the Group was not subject to restrictions on its ability to pay dividends.

36 Assets under management
The following disclosure provides information regarding assets under management and net new assets as regulated by the FINMA.
Assets under management include assets from clients for which the Group provides investment advisory or discretionary asset management services. Assets that are held solely for transaction-related or safekeeping/custody purposes are not considered assets under management. Assets of corporate clients and public institutions that are used primarily for cash management or transaction-related purposes are also not considered assets under management. The classification of assets under management is individually assessed on the basis of each client’s intentions and objectives and the banking services provided to the client. Reclassifications between assets under management and assets held for transaction-related or safekeeping purposes result in corresponding net new assets inflows or outflows.

Net new assets measure the degree of success in acquiring assets under management. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients and commissions, interest and fees charged for banking services are not taken into account when calculating net new assets, as such charges are not directly related to the Group’s success in acquiring assets under management. Similarly, changes in assets under management due to currency and market volatility as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

A portion of the Group’s assets under management result from double counting. Double counting arises when assets under management are subject to more than one level of asset management services. Each such separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Group. Specifically, double counting primarily results from the investment of assets under management in collective investment instruments managed by Credit Suisse. The extent of double counting is disclosed in the following table.

in / end of	2008		2007

Assets under management (CHF billion)

Assets in collective investment instruments managed by Credit Suisse	216.7		318.3

Assets with discretionary mandates	267.3		360.5

Other assets under management	690.0		875.9

Assets under management (including double counting)	1,174.0	[1]	1,554.7	[2]

of which double counting	131.7		169.5

Net new assets/(asset outflows) (CHF billion)

Total net new assets/(asset outflows), including double counting	(9.2)	[3]	50.4

1 Includes CHF 67.9 billion assets under management from discontinued operations relating to the agreement to sell part of our global investors business in Asset Management. 2 Includes the acquisition of Hedging-Griffo, which added CHF 30.8 billion to assets under management at the time of acquisition. 3 Includes CHF (6.2) billion net asset outflows from discontinued operations relating to the agreement to sell part of our global investors business in Asset Management.

37 Litigation
In accordance with SFAS No. 5, “Accounting for Contingencies”, the Group recorded in 2005 a CHF 960 million (USD 750 million) charge before tax (CHF 624 million after tax) in Investment Banking to increase the reserve for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation. The charge was in addition to the reserve for these private litigation matters of CHF 702 million (USD 450 million), before tax, originally established in 2002, and brings the total reserve for these private litigation matters to CHF 0.1 billion (USD 0.1 billion) as of December 31, 2008, after deductions for settlements and litigation developments. In 2008, the Group released CHF 0.8 billion of the reserve for these private litigation matters due to recent developments.

The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group periodically accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
38 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2008

100		Credit Suisse	Zurich, Switzerland	CHF	4,399.7

100		BANK-now AG	Horgen, Switzerland	CHF	30.0

100		Credit Suisse Fund Administration Limited	St. Peter Port, Guernsey	GBP	1.0

100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0

100		Credit Suisse LP Holding AG	Zug, Switzerland	CHF	0.1

100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0

100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0

100		Wincasa	Winterthur, Switzerland	CHF	1.5

99		Neue Aargauer Bank	Aarau, Switzerland	CHF	134.1

90		Clariden Leu Holding AG	Zurich, Switzerland	CHF	8.1

90		Clariden Leu AG	Zurich, Switzerland	CHF	50.0

90		Clariden Leu Financial Products (Guernsey) Ltd.	St. Peter Port, Guernsey	CHF	0.0

90		Clariden Leu Immobilien AG	Zurich, Switzerland	CHF	1.0

88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5

	Credit Suisse

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	679.4

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) AG	Frankfurt, Germany	EUR	74.8

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	42.1

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100	[1]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[2]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	0.0

100		Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3

100		Credit Suisse Asset Management (France) S.A.	Paris, France	EUR	31.6

100		Credit Suisse Asset Management (Polska) S.A.	Warsaw, Poland	PLN	5.6

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.1

100		Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100		Credit Suisse Asset Management Fund Service (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A: S.R.G.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Funds UK Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Ltd.	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	925.5

100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	CHF	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Futures (Hong Kong) Limited	Hong Kong, China	HKD	265.8

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100	[3]	Credit Suisse International	London, United Kingdom	USD	3,132.0

100		Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.0

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	896.1

100		Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Private Equity, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Securities (Canada), Inc	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,527.0

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,311.8

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

83		Asset Management Finance LLC	Wilmington, United States	USD	341.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 58% owned by Credit Suisse. 2 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 3 80% of voting rights and 92% of equity interest owned by Credit Suisse. 4 Majority interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2008

26		Capital Union E.C.	Manama, Kingdom of Bahrain

100	[1]	Credit Suisse Group Finance (Guernsey) Ltd.	St. Peter Port, Guernsey

25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany

50		Swisscard AECS AG	Horgen, Switzerland

Credit Suisse

14	[2]	Absolute Invest Ltd.	Zug, Switzerland

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

30		Woori Credit Suisse Asset Management Co., Ltd.	Seoul, South Korea

1 Deconsolidated under FIN 46(R) as the Group is not the primary beneficiary. 2 The Group retains significant influence through Board of Directors representation.

39 Supplementary subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities.

Credit Suisse (USA), Inc. is an indirect, wholly-owned subsidiary of the Group. The following tables set forth the condensed consolidating financial information regarding Credit Suisse (USA), Inc., the Bank and the Group.

Condensed consolidating statements of operations
in 2008	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	18,251	28,851		47,102	403	434		47,939

Interest expense	(14,179)	(25,010)		(39,189)	(401)	187		(39,403)

Net interest income	4,072	3,841		7,913	2	621		8,536

Commissions and fees	3,565	10,075		13,640	18	1,154		14,812

Trading revenues	(3,346)	(6,994)		(10,340)	0	460		(9,880)

Other revenues	(2,419)	(1,489)		(3,908)	(8,058)	7,766		(4,200)

Net revenues	1,872	5,433		7,305	(8,038)	10,001		9,268

Provision for credit losses	4	793		797	0	16		813

Compensation and benefits	3,855	9,103		12,958	72	224		13,254

General and administrative expenses	1,518	5,781		7,299	106	404		7,809

Commission expenses	353	1,737		2,090	1	203		2,294

Total other operating expenses	1,871	7,518		9,389	107	607		10,103

Total operating expenses	5,726	16,621		22,347	179	831		23,357

Income/(loss) from continuing operations before taxes and minority interests	(3,858)	(11,981)		(15,839)	(8,217)	9,154		(14,902)

Income tax expense/(benefit)	(637)	(4,285)		(4,922)	1	325		(4,596)

Minority interests	(2,338)	(1,041)		(3,379)	0	760		(2,619)

Income/(loss) from continuing operations	(883)	(6,655)		(7,538)	(8,218)	8,069		(7,687)

Income/(loss) from discontinued operations, net of tax	0	(531)		(531)	0	0		(531)

Net income/(loss)	(883)	(7,186)		(8,069)	(8,218)	8,069		(8,218)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	28,031	33,561		61,592	463	495		62,550

Interest expense	(26,612)	(27,382)		(53,994)	(520)	406		(54,108)

Net interest income	1,419	6,179		7,598	(57)	901		8,442

Commissions and fees	5,108	12,414		17,522	22	1,385		18,929

Trading revenues	409	5,395		5,804	1	341		6,146

Other revenues	5,097	869		5,966	7,778	(7,940)		5,804

Net revenues	12,033	24,857		36,890	7,744	(5,313)		39,321

Provision for credit losses	(1)	228		227	0	13		240

Compensation and benefits	5,158	10,370		15,528	99	471		16,098

General and administrative expenses	1,403	5,378		6,781	(126)	178		6,833

Commission expenses	443	1,746		2,189	8	213		2,410

Total other operating expenses	1,846	7,124		8,970	(118)	391		9,243

Total operating expenses	7,004	17,494		24,498	(19)	862		25,341

Income/(loss) from continuing operations before taxes and minority interests	5,030	7,135		12,165	7,763	(6,188)		13,740

Income tax expense/(benefit)	(113)	957		844	3	401		1,248

Minority interests	4,405	608		5,013	0	(275)		4,738

Income/(loss) from continuing operations	738	5,570		6,308	7,760	(6,314)		7,754

Income from discontinued operations, net of tax	0	6		6	0	0		6

Net income/(loss)	738	5,576		6,314	7,760	(6,314)		7,760

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2006	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	22,724	26,664		49,388	342	534		50,264

Interest expense	(21,594)	(21,827)		(43,421)	(541)	263		(43,699)

Net interest income	1,130	4,837		5,967	(199)	797		6,565

Commissions and fees	5,435	10,489		15,924	17	1,250		17,191

Trading revenues	2,773	6,387		9,160	(29)	296		9,427

Other revenues	3,763	1,338		5,101	11,319	(11,460)		4,960

Net revenues	13,101	23,051		36,152	11,108	(9,117)		38,143

Provision for credit losses	0	(97)		(97)	0	(14)		(111)

Compensation and benefits	5,456	9,500		14,956	87	477		15,520

General and administrative expenses	925	5,607		6,532	(314)	106		6,324

Commission expenses	469	1,472		1,941	5	145		2,091

Total other operating expenses	1,394	7,079		8,473	(309)	251		8,415

Total operating expenses	6,850	16,579		23,429	(222)	728		23,935

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	6,251	6,569		12,820	11,330	(9,831)		14,319

Income tax expense	964	1,177		2,141	3	250		2,394

Minority interests	3,299	321		3,620	0	10		3,630

Income/(loss) from continuing operations before extraordinary items	1,988	5,071		7,059	11,327	(10,091)		8,295

Income/(loss) from discontinued operations, net of tax	0	(15)		(15)	0	3,071		3,056

Extraordinary items, net of tax	0	(24)		(24)	0	0		(24)

Net income/(loss)	1,988	5,032		7,020	11,327	(7,020)		11,327

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2008	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,638	87,883		90,521	14	(500)		90,035

Interest-bearing deposits with banks	36,976	(33,084)		3,892	0	(1,880)		2,012

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	196,058	72,955		269,013	0	15		269,028

Securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading assets	113,778	227,603		341,381	0	1,397		342,778

Investment securities	17	11,664		11,681	29	2,113		13,823

Other investments	16,845	10,063		26,908	35,548	(35,454)		27,002

Net loans	832	219,560		220,392	9,068	6,337		235,797

Premises and equipment	908	4,881		5,789	0	561		6,350

Goodwill	670	7,525		8,195	0	1,135		9,330

Other intangible assets	143	269		412	0	11		423

Brokerage receivables	17,881	39,618		57,499	0	(1)		57,498

Other assets	12,373	72,835		85,208	448	141		85,797

Assets of discontinued operations held-for-sale	0	1,023		1,023	0	0		1,023

Total assets	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

Liabilities and shareholders' equity (CHF million)

Due to banks	339	74,609		74,948	8,086	(24,851)		58,183

Customer deposits	0	267,010		267,010	0	29,976		296,986

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,441	52,529		243,970	0	(600)		243,370

Obligation to return securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading liabilities	40,523	113,195		153,718	0	747		154,465

Short-term borrowings	31,044	(20,862)		10,182	0	782		10,964

Long-term debt	34,140	114,410		148,550	4,536	(2,372)		150,714

Brokerage payables	56,921	36,505		93,426	0	(103)		93,323

Other liabilities	12,977	70,112		83,089	183	1,526		84,798

Minority interests	13,420	5,861		19,281	0	(4,362)		14,919

Liabilities of discontinued operations held-for-sale	0	872		872	0	0		872

Total liabilities	416,233	708,568		1,124,801	12,805	442		1,138,048

Total shareholders' equity	18,314	8,554		26,868	32,302	(26,868)		32,302

Total liabilities and shareholders' equity	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,118	33,186		36,304	7	2,148		38,459

Interest-bearing deposits with banks	49,060	(44,534)		4,526	0	(767)		3,759

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	182,625	113,716		296,341	0	368		296,709

Securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading assets	161,718	368,407		530,125	0	1,958		532,083

Investment securities	0	14,515		14,515	29	1,187		15,731

Other investments	18,312	9,595		27,907	45,188	(44,975)		28,120

Net loans	909	220,661		221,570	9,440	9,524		240,534

Premises and equipment	839	4,751		5,590	0	559		6,149

Goodwill	806	8,940		9,746	0	1,136		10,882

Other intangible assets	224	197		421	0	23		444

Brokerage receivables	11,997	42,893		54,890	0	(7)		54,883

Other assets	21,462	81,617		103,079	203	1,331		104,613

Total assets	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

Liabilities and shareholders' equity (CHF million)

Due to banks	62	106,917		106,979	5,978	(22,093)		90,864

Customer deposits	2	307,596		307,598	0	27,907		335,505

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	214,479	85,997		300,476	0	(95)		300,381

Obligation to return securities received as collateral	29,194	(466)		28,728	0	(414)		28,314

Trading liabilities	59,204	141,371		200,575	0	1,234		201,809

Short-term borrowings	49,915	(35,517)		14,398	0	4,992		19,390

Long-term debt	47,353	109,929		157,282	5,421	(2,546)		160,157

Brokerage payables	27,671	28,152		55,823	0	(15)		55,808

Other liabilities	18,645	87,885		106,530	269	1,814		108,613

Minority interests	15,267	8,752		24,019	0	(7,379)		16,640

Total liabilities	461,792	840,616		1,302,408	11,668	3,405		1,317,481

Total shareholders' equity	18,472	12,862		31,334	43,199	(31,334)		43,199

Total liabilities and shareholders' equity	480,264	853,478		1,333,742	54,867	(27,929)		1,360,680

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2008	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	48,161	85,587		133,748	(8,816)	4,939		129,871

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,046	(8,839)		207	(1,038)	1,812		981

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,736)	37,021		12,285	0	350		12,635

Purchase of investment securities	0	(510)		(510)	0	(1,217)		(1,727)

Proceeds from sale of investment securities	0	55		55	0	0		55

Maturities of investment securities	0	2,365		2,365	0	303		2,668

Investments in subsidiaries and other investments	(1,569)	(2,259)		(3,828)	8,410	(8,441)		(3,859)

Proceeds from sale of other investments	1,448	1,067		2,515	1,576	(1,417)		2,674

(Increase)/decrease in loans	24	(10,465)		(10,441)	(23)	3,543		(6,921)

Proceeds from sales of loans	0	596		596	0	0		596

Capital expenditures for premises and equipment and other intangible assets	(327)	(1,073)		(1,400)	0	(73)		(1,473)

Proceeds from sale of premises and equipment and other intangible assets	1	3		4	0	37		41

Other, net	67	74		141	10	4		155

Net cash provided by/(used in) investing activities of continuing operations	(16,046)	18,035		1,989	8,935	(5,099)		5,825

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	279	(57,860)		(57,581)	(98)	2,391		(55,288)

Increase/(decrease) in short-term borrowings	(15,949)	8,385		(7,564)	0	(3,843)		(11,407)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,764)	(31,211)		(40,975)	0	(505)		(41,480)

Issuances of long-term debt	1,366	105,056		106,422	0	1,216		107,638

Repayments of long-term debt	(10,292)	(75,204)		(85,496)	1	(1,072)		(86,567)

Issuance of trust preferred securities	0	111		111	0	(113)		(2)

Issuances of common shares	0	2,958		2,958	2,581	(2,992)		2,547

Sale of treasury shares	0	1,040		1,040	764	24,760		26,564

Repurchase of treasury shares	0	(1,021)		(1,021)	(1,472)	(22,539)		(25,032)

Dividends paid/capital repayments	0	(3,002)		(3,002)	(2,769)	2,825		(2,946)

Other, net	1,798	3,824		5,622	(151)	(1,528)		3,943

Net cash provided by/(used in) financing activities of continuing operations	(32,562)	(46,924)		(79,486)	(1,144)	(1,400)		(82,030)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(192)	(1,824)		(2,016)	1,032	(1,088)		(2,072)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by /(used in) discontinued operations	0	(18)		(18)	0	0		(18)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(639)	54,856		54,217	7	(2,648)		51,576

Cash and due from banks at beginning of period	3,118	33,186		36,304	7	2,148		38,459

Cash and due from banks at end of period	2,479	88,042		90,521	14	(500)		90,035

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows (continued)
in 2007	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	20,718	(74,724)		(54,006)	7,257	(11,195)		(57,944)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(18,798)	18,343		(455)	1,046	3,468		4,059

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,049)	27,376		3,327	0	109		3,436

Purchase of investment securities	0	(445)		(445)	0	(483)		(928)

Proceeds from sale of investment securities	0	2,884		2,884	0	21		2,905

Maturities of investment securities	0	3,450		3,450	0	318		3,768

Investments in subsidiaries and other investments	(2,680)	(5,715)		(8,395)	(10,311)	11,080		(7,626)

Proceeds from sale of other investments	1,447	741		2,188	1,234	(1,134)		2,288

(Increase)/decrease in loans	(166)	(35,971)		(36,137)	2,489	(1,824)		(35,472)

Proceeds from sales of loans	0	339		339	0	0		339

Capital expenditures for premises and equipment and other intangible assets	(422)	(874)		(1,296)	0	(254)		(1,550)

Proceeds from sale of premises and equipment and other intangible assets	78	12		90	0	160		250

Other, net	(78)	35		(43)	6	84		47

Net cash provided by/(used in) investing activities of continuing operations	(44,668)	10,175		(34,493)	(5,536)	11,545		(28,484)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(146)	46,436		46,290	147	6,073		52,510

Increase/(decrease) in short-term borrowings	28,774	(28,823)		(49)	0	(468)		(517)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,262	29,328		30,590	0	(97)		30,493

Issuances of long-term debt	106	77,680		77,786	0	3,365		81,151

Repayments of long-term debt	(4,158)	(58,480)		(62,638)	(2,268)	(400)		(65,306)

Issuance of trust preferred securities	0	22		22	0	(22)		0

Issuances of common shares	0	0		0	60	0		60

Sale of treasury shares	0	0		0	1	36,277		36,278

Repurchase of treasury shares	0	(287)		(287)	(5,335)	(36,257)		(41,879)

Dividends paid/capital repayments	(1,302)	196		(1,106)	(2,587)	1,181		(2,512)

Other, net	389	7,133		7,522	(878)	213		6,857

Net cash provided by/(used in) financing activities of continuing operations	24,925	73,205		98,130	(10,860)	9,865		97,135

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(180)	(1,064)		(1,244)	(4)	(92)		(1,340)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by /(used in) discontinued operations	0	52		52	0	0		52

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	795	7,644		8,439	(9,143)	10,123		9,419

Cash and due from banks at beginning of period	2,323	25,542		27,865	9,150	(7,975)		29,040

Cash and due from banks at end of period	3,118	33,186		36,304	7	2,148		38,459

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows (continued)
in 2006	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(22,138)	(25,475)		(47,613)	2,780	(3,733)		(48,566)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(6,514)	6,844		330	(1,038)	(1,872)		(2,580)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(6,084)	15,925		9,841	0	(910)		8,931

Purchase of investment securities	0	(1,641)		(1,641)	0	(1,339)		(2,980)

Proceeds from sale of investment securities	0	1,234		1,234	0	22		1,256

Maturities of investment securities	0	3,533		3,533	0	1,502		5,035

Investments in subsidiaries and other investments	(5,945)	(596)		(6,541)	(939)	1,271		(6,209)

Proceeds from sale of other investments	1,020	685		1,705	12,255	(11,860)		2,100

(Increase)/decrease in loans	227	(26,704)		(26,477)	(4,054)	7,372		(23,159)

Proceeds from sales of loans	0	3,142		3,142	0	0		3,142

Capital expenditures for premises and equipment and other intangible assets	(609)	(879)		(1,488)	0	(42)		(1,530)

Proceeds from sale of premises and equipment and other intangible assets	25	9		34	0	0		34

Other, net	(11)	106		95	56	(237)		(86)

Net cash provided by/(used in) investing activities of continuing operations	(17,891)	1,658		(16,233)	6,280	(6,093)		(16,046)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	4	51,150		51,154	3,699	(16,320)		38,533

Increase/(decrease) in short-term borrowings	7,381	(6,898)		483	0	2,608		3,091

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	21,392	(22,784)		(1,392)	0	(24)		(1,416)

Issuances of long-term debt	16,899	59,697		76,596	0	(675)		75,921

Repayments of long-term debt	(4,976)	(44,426)		(49,402)	(800)	(1,093)		(51,295)

Issuances of common shares	0	0		0	48	0		48

Sale of treasury shares	0	(4)		(4)	4,336	12,953		17,285

Repurchase of treasury shares	0	(4,664)		(4,664)	(5,428)	(13,369)		(23,461)

Dividends paid/capital repayments	(78)	(2,450)		(2,528)	(2,290)	2,472		(2,346)

Other, net	651	1,319		1,970	362	371		2,703

Net cash provided by/(used in) financing activities of continuing operations	41,273	30,940		72,213	(73)	(13,077)		59,063

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(82)	(386)		(468)	13	(60)		(515)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by /(used in) discontinued operations	0	21		21	0	(4,794)		(4,773)

Proceeds from sale of stock by subsidiaries (CHF million)

Proceeds from sale of stock by subsidiaries	0	0		0	0	12,300		12,300

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	1,162	6,758		7,920	9,000	(15,457)		1,463

Cash and due from banks at beginning of period	1,161	18,784		19,945	150	7,482		27,577

Cash and due from banks at end of period	2,323	25,542		27,865	9,150	(7,975)		29,040

1 Includes eliminations and consolidation adjustments.

40 Credit Suisse Group Parent company
For the condensed Credit Suisse Group Parent company financial information, refer to Note 39 – Supplementary subsidiary guarantee information.
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP. For a detailed description of the Group’s accounting policies, refer to Note 1 – Summary of significant accounting policies.

The FINMA requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principle provisions of the Banking Ordinance and the Guidelines of the FINMA governing financial statement reporting (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

Scope of consolidation
Under US GAAP, the Group deconsolidated certain entities that issue redeemable preferred securities under FIN 46(R). Under Swiss GAAP, these entities would continue to be consolidated as the Group holds 100% of the voting rights.

Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Group are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.

Discontinued operations
Under US GAAP, the assets and liabilities of an entity held-for-sale are separated from the ordinary balance sheet captions into a separate discontinued operations item and are measured at the lower of the carrying value or fair value less cost to sell. Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed of and are valued according to the respective captions.

Fair value option
Unlike US GAAP, Swiss GAAP does not allow the concept of “fair value option” that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. Fair value option permits fair value to be used for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of operations. Issued hybrid financial instruments for which fair value accounting is elected continue to be bifurcated for Swiss GAAP purposes which means that the embedded derivative is carried at fair value, whereas the host contract is accounted for on an accrual basis.

Real estate held for investment
Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation and any impairments.
For Swiss GAAP, real estate held for investment that the Group intends to hold permanently is also accounted for at cost less accumulated depreciation. If the Group does not, however, intend to hold real estate permanently, real estate is accounted for at LOCOM.

Investments in securities
Available-for-sale securities
Under US GAAP, available-for-sale securities are valued at fair value. Unrealized holding gains and losses (including foreign exchange) due to fluctuations in fair value are not recorded in the consolidated statements of operations but reported in AOCI, which is part of total shareholders’ equity. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of operations. The new cost basis will not be changed for subsequent recoveries in fair value.

Under Swiss GAAP, available-for-sale securities are accounted for at LOCOM, with market fluctuations, where required, recorded in other revenues. Foreign exchange gains and losses are recognized as trading revenues.

Non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity) under US GAAP, whereas under Swiss GAAP non-marketable equity securities are accounted for at LOCOM.

Impairments on held-to-maturity securities
Under US GAAP, declines in fair value of held-to-maturity securities below cost deemed to be other-than-temporary are recognized as impairment losses through the consolidated statements of operations. The impairment cannot be reversed in future periods.

Under Swiss GAAP, impairment losses recognized on held-to-maturity securities should be reversed up to the amortized cost if the fair value of the instrument subsequently recovers. The reversal is recorded in the consolidated statements of operations.

Trading positions
Under both US GAAP and Swiss GAAP, positions classified as trading assets are valued at fair value. Under US GAAP, this classification is based on management’s intent for the specific instrument, whereas the prevailing criteria under Swiss GAAP is the active management of the specific instrument.

Bifurcation of precious metal loans
Under US GAAP, precious metal loans and deposits are considered hybrid instruments. US GAAP permits such instruments to be carried at fair value with changes recorded in the consolidated statements of operations. Alternatively, under US GAAP as precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host, the embedded derivative may be bifurcated under US GAAP and carried at fair value with the host instrument carried on an accrual basis.

Under Swiss GAAP, precious metal loans and deposits are not considered hybrid instruments. Precious metals are rather considered a currency, not a commodity accounted for at fair value.
Goodwill and intangible assets
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment on an annual basis or more frequently if an event occurs or circumstances change that indicate that goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, normally not exceeding five years, except in justified cases (up to 20 years). In addition, goodwill is tested for impairment.
Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Under Swiss GAAP, intangibles assets with indefinite lives are amortized over a useful life, up to a maximum of five years. Additionally, these assets are tested for impairment.
Pensions and post-retirements benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation. Under Swiss GAAP, the liability and related pension expense is determined based on the required contributions defined by Swiss law and any additional contribution mandated by the pension fund trustees.

Reserves for general banking risks
Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of total shareholders’ equity. US GAAP does not allow general unallocated provisions.
Other non-trading assets measured at fair value
Under US GAAP, the following non-trading assets are measured at fair value: Mortgage Servicing Rights (MSR) and Life Settlement Contracts (LSC). Changes in value are reported in the consolidated statements of operations. Under Swiss GAAP, MSR and LSC are measured at LOCOM.

42 Risk assessment
In accordance with the Swiss Code of Obligations the following disclosure provides information regarding the risk assessment process, which was in place for the reporting period and followed by the Board of Directors.

The primary objectives of risk management are to protect the financial strength and reputation of the Group, while ensuring that capital is well deployed to support business activities and grow shareholder value. The risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within set limits in a transparent and timely manner.

The Board of Directors is responsible for the strategic direction, supervision and control of the Group and for defining our overall tolerance for risk. The Board of Directors has delegated certain responsibilities regarding risk management and oversight to the Risk Committee and to the Executive Board.

The Risk Committee of the Board of Directors is responsible for assisting the Board in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital structure, including the regular assessment and review of major risk exposures and the approval of risk limits.

Within the Executive Board of the Group, the Group CRO is responsible for providing risk management oversight and for establishing an organizational basis to manage all risk management matters. The Group CRO provided quarterly risk reports to the Board of Directors, which formed the basis of their risk assessments and reviews. Additional risk information was provided at each meeting of the Board of Directors’ Risk Committee and at most Board of Directors meetings.

During the reporting period the Board of Directors and its Risk Committee performed risk assessments in accordance with established policies and procedures.
Controls and procedures
Evaluation of disclosure controls and procedures
The Group has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group CEO and CFO, pursuant to Rule 13(a)-15(a) under the Securities Exchange Act of 1934 (the Exchange Act). There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As of December 31, 2007, the controls over the valuation of ABS positions in the CDO trading business in Investment Banking relating to the supervision and monitoring of the initial valuations of these positions by trading personnel and the related price testing and supervision by product control, which is segregated from trading, were not effective. The Group’s price testing of these positions included modeling techniques that failed to accurately value these positions. This material weakness was remediated by the end of 2008 as described under Remediation of prior material weakness in internal control over financial reporting below. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Group’s annual or interim financial statements will not be prevented or detected on a timely basis.

The CEO and CFO concluded that, as of December 31, 2008, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management report on internal control over financial reporting
The management of the Group is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2008 using the criteria issued by the COSO in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2008.
KPMG Klynveld Peat Marwick Goerdeler SA, the Group’s independent auditors, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2008, as stated in their report, which follows.

Remediation of prior material weakness in internal control over financial reporting
In 2008, the Group was actively engaged in the implementation of remediation efforts to address the material weakness relating to mismarks and pricing errors by a small number of traders in certain ABS positions in CDO trading in our structured product business within Investment Banking that existed as of the end of 2007.

The Executive Board assigned the highest priority to the prompt remediation of this material weakness. The Group’s remediation efforts were governed by a steering committee, under the direction of the Group CRO and included other members of the Executive Board as well as senior management. During 2008, the status of remediation was reviewed by the Audit Committee, which received regular reports on issues encountered and key decisions reached by Group’s management.

During 2008, Group’s management took the following key actions to remediate this material weakness:
Front office Investment Banking: supervisory framework
– Reassigned certain trading responsibilities;
– Enhanced and completed supervisory mandates, including orientation and training on changes in supervisory responsibilities and escalation procedures;
– Implemented supervisory responsibility monitoring processes, including IT tracking tools; and
– Rolled out mandatory firm-wide training on effective supervision.
Product control: valuation governance
– Established an additional senior valuation governance group to, among other things, improve coordination among trading, product control and RMM;
– Developed a review process to further integrate valuation processes;
– Improved the scope and granularity of price testing reports;
– Defined additional benchmarks for all key unobservable inputs; and
– Strengthened the formal price testing methodology approval process.
RMM: Improved integration of RMM view and trading profit and loss
– Designed and implemented a daily risk-based valuation and profit and loss estimation processes.
We also strengthened personnel and added other resources. By the end of 2008, these key controls were designed and tested to ensure they were operating effectively.
Changes in internal control over financial reporting
Changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Group’s internal control over financial reporting have been described above.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Group’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2008 and our report dated March 18, 2009, expressed an unqualified opinion on those consolidated financial statements.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 18, 2009
VI – Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditors
Statements of income
Balance sheets
Notes to the financial statements
Proposed appropriation of retained earnings
Reports of the Capital Increase Auditors
Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the financial statements of Credit Suisse Group AG (the “Group”), which comprise the balance sheet, income statement and notes for the year ended December 31, 2008.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Group’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2008 comply with Swiss law and the Group’s articles of incorporation.

Report on Other Legal and Regulatory Requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) (Switzerland) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Group’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Philipp Rickert Manfred Suppan
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 18, 2009
Statements of income

in	2008		2007

Income (CHF million)

Dividend income from investments in group companies	3,428		2,048

Other financial income	566		513

Gain on sale of noncurrent assets	0		8

Other income	123		213

Total income	4,117		2,782

Expenses (CHF million)

Financial expenses	780		685

Compensation and benefits	(183)	[1]	82

Other expenses	192		53

Valuation adjustments, write-offs and provisions	3,387	[2]	223

Tax expense	10		11

Total expenses	4,186		1,054

Net income/(loss)	(69)		1,728

1 Includes the reversal of deferred compensation recorded in prior periods due to declines in the value of the related awards. 2 Mainly represents losses on treasury shares held for the purpose of future settlement of share-based compensation awards.

Balance sheets

	Reference to notes		end of

		2008	2007

Assets (CHF million)

Cash with group companies		515	507

Receivables from third parties		32	86

Accrued income and prepaid expenses - third parties		3	35

Accrued income and prepaid expenses - group companies		487	220

Current assets		1,037	848

Investments in group companies	6	34,921	35,316

Long-term loans to third parties		1	1

Long-term loans to group companies		8,184	7,925

Financial investments		814	4,552

Noncurrent assets		43,920	47,794

Total assets		44,957	48,642

Liabilities and shareholders' equity (CHF million)

Payables to third parties		516	518

Payables to group companies		7,651	5,516

Accrued expenses and deferred income - third parties		77	338

Accrued expenses and deferred income - group companies		115	155

Total short-term liabilities		8,359	6,527

Bonds	5	0	500

Long-term loans from group companies		3,337	3,922

Provisions		322	360

Total long-term liabilities		3,659	4,782

Total liabilities		12,018	11,309

Share capital	9	47	46

General legal reserve		15,852	13,275

Reserve for own shares	7	3,929	8,050

Free reserves		10,500	2,500

Retained earnings brought forward		2,680	11,734

Net income/(loss)		(69)	1,728

Retained earnings		2,611	13,462

Total shareholders' equity		32,939	37,333

Total liabilities and shareholders' equity		44,957	48,642

Notes to the financial statements
1 Accounting principles
The financial statements of the Group Parent company are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in CHF. The financial year ends on December 31.
2 Contingent liabilities
end of	2008	2007

CHF million

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	70,378	91,578

of which have been entered into on behalf of subsidiaries	70,281	91,553

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

3 Compensation and loans to members of the Board of Directors and the Executive Board
As required by applicable Swiss law (Article 663b bis and Article 663c, par 3 of the Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board of Directors (Board) and the members of the Executive Board as well as loans granted to this group of people and companies related to them.

Compensation and loans to members of the Board of Directors
Compensation to members of the Board of Directors is set in accordance with the AoA and the Compensation Committee Charter. The annual compensation paid to members of the Board of Directors is set by the Board of Directors based on the recommendation of the Compensation Committee. Compensation for members of the Board of Directors with no functional duties (nine individuals) is in the form of cash (35%) and registered Group shares (65%), which are blocked for a period of four years.

Members of the Board of Directors with functional, non-executive duties (four individuals) receive fixed and variable compensation for their services set by the Board of Directors. With the exception of the Chairman of the Board of Directors, the variable compensation for the other three individuals, as it relates to their services as chairman of a board committee, is not directly dependent on the performance of the Group but on personal performance and time commitment. Such compensation is paid in the form of cash and registered Group shares, blocked for a period of four years.

By compensating Board of Directors members to a significant degree in the form of blocked Group shares, the Group ensures alignment of their interests with the interests of its shareholders. The value of the shares held by the Group’s Board of Directors members as of year-end 2008 decreased 58% since the beginning of the year.

Compensation for the members of the Board of Directors
	Fixed cash compen- sation	Variable cash compen- sation	Total cash portion	% of total compen- sation	Value of share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of shares	[2]

2008/2009 (in CHF)

Walter B. Kielholz, Chairman [3]	2,000,000	–	2,000,000	99%	–	–	24,000		2,024,000	–

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [3]	750,000	1,062,500	1,812,500	62%	1,062,500	37%	26,796		2,901,796	38,623

Peter Brabeck-Letmathe, Vice-Chairman [4]	175,000	–	175,000	35%	325,000	65%	–		500,000	5,794

Thomas W. Bechtler [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Robert H. Benmosche [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Noreen Doyle [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Jean Lanier [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Anton van Rossum [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	8,270

David W. Syz [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Ernst Tanner [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Richard E. Thornburgh [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	21,811

Total	4,707,500	2,030,000	6,737,500	62%	4,132,500	38%	60,796		10,930,796	108,683

1 Other compensation included lump sum expenses and child and health care allowances. 2 The value of the shares is included in total compensation. Shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received a base fee paid in cash. In addition, they may receive variable compensation paid in cash and/or shares as determined by the Board in the course of the regular management compensation process. The applicable Credit Suisse Group share price was CHF 27.51. 4 Members of the Board without functional, non-executive duties are paid an annual fee in advance for the period from one AGM to the other, i.e., from April 25, 2008 to April 24, 2009. The fee is paid in Credit Suisse Group shares (65%) and cash (35%). The applicable Credit Suisse Group share price was CHF 56.10.

	Fixed cash compen- sation	Variable cash compen- sation	Total cash portion	% of total compen- sation	Value of share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of shares	[2]

2007/2008 (in CHF)

Walter B. Kielholz, Chairman [4]	2,000,000	6,500,000	8,500,000	58%	6,100,000	42%	24,000		14,624,000	104,363

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [4]	750,000	2,125,000	2,875,000	57%	2,125,000	42%	27,381		5,027,381	36,356

Peter Brabeck-Letmathe, Vice-Chairman [3]	87,500	–	87,500	35%	162,500	65%	–		250,000	1,715

Thomas W. Bechtler [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Robert H. Benmosche [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Noreen Doyle [3]	140,000	–	140,000	35%	260,000	65%	–		400,000	2,743

Jean Lanier [3]	140,000	–	140,000	35%	260,000	65%	–		400,000	2,743

Anton van Rossum [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	3,892

David W. Syz [3]	140,000	–	140,000	35%	260,000	65%	–		400,000	2,743

Ernst Tanner [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Richard E. Thornburgh [3]	122,500	–	122,500	35%	227,500	65%	–		350,000	2,400

Peter F. Weibel, Chairman of the Audit Committee [4]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	10,266

Total	4,620,000	9,592,500	14,212,500	56%	11,132,500	44%	61,381		25,406,381	176,821

1 Other compensation includes lump sum expenses and child and health care allowances. 2 The value of the shares is included in total compensation. 3 Fees for members of the Board without functional, non-executive duties are paid in advance for the period from one AGM to the other, i.e., from May 4, 2007 to April 25, 2008. The applicable Credit Suisse Group share price was CHF 94.80. 4 Variable compensation elements for members of the Board with functional duties are determined by the Board in the course of the regular management compensation process. The applicable Credit Suisse Group share price was CHF 58.45.

2008 total compensation of the Chairman of the Board of Directors
In light of the Group’s 2008 performance, the Chairman of the Board of Directors was not awarded variable compensation for 2008.
Additional fees and compensation
Two former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.
No additional fees, severance payments or forms of compensation were paid to current or former members of the Board of Directors or related parties during 2008.

Share and option holdings of members of the Board of Directors
The holdings as disclosed below include the holdings of the respective member of the Board of Directors, their close family members and companies where they have a controlling interest.
Share holdings by individual
end of	2008	2007

Number of shares [1]

Walter B. Kielholz, Chairman	451,642	347,279

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee	117,016	137,341

Peter Brabeck-Letmathe, Vice-Chairman	92,951	51,657

Thomas W. Bechtler	36,573	32,517

Robert H. Benmosche	23,321	24,614

Noreen Doyle	19,838	15,203

Jean Lanier	15,927	11,292

Anton van Rossum	26,832	19,376

Aziz R.D. Syriani, Chairman of the Compensation Committee	48,383	44,490

David W. Syz	67,480	62,845

Ernst Tanner	42,389	38,333

Richard E. Thornburgh [2]	92,500	88,444

Peter F. Weibel, Chairman of the Audit Committee	29,215	18,949

Total	1,064,067	892,340

1 Includes shares that are subject to a blocking period of up to four years. 2 Richard E. Thornburgh was also granted 98,935 PIP I units in his former position as a member of the Executive Board.

Option holdings by individual
December 31, 2008 and 2007	Richard E. Thornburgh	Hans-Ulrich Doerig	Expiry date	Exercise price in CHF

Year of grant

2002	–	75,000	December 3, 2012	34.10

2001	215,116	97,792	January 25, 2011	84.75

2000	100,000	100,000	March 1, 2010	74.00

Total	315,116	272,792	–	–

Credit Suisse's policy is to compensate members of the Board with Credit Suisse Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2008, none of the members of the Board hold options purchased from personal funds.

Loans to members of the Board of Directors
end of		2008			2007

	Balance	Whereof loans to related parties	[1]	Balance	Whereof loans to related parties	[1]

December 31 (in CHF)

Walter B. Kielholz, Chairman	2,000,000	–		2,000,000	–

Hans-Ulrich Doerig, Vice-Chairman	2,800,000	–		3,000,000	–

Peter Brabeck-Letmathe, Vice-Chairman	5,312,500	–		4,561,700	–

Thomas W. Bechtler	8,450,000	3,950,000		8,450,000	3,950,000

Robert H. Benmosche	–	–		73,863	–

David W. Syz	1,500,000	1,500,000		1,500,000	1,500,000

Ernst Tanner	3,550,000	–		5,050,000	–

Richard E. Thornburgh	121,312	–		70,750	–

Total	23,733,812	5,450,000		24,706,313	5,450,000

1 Includes loans to close family members and companies where the respective member of the Board has a controlling interest.

A large majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers. As of December 31, 2008, 2007 and 2006, outstanding loans to the members of the Board of Directors amounted to CHF 24 million, CHF 25 million and CHF 32 million, respectively.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. In addition to loans listed above, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC. As of December 31, 2008, 2007 and 2006, the total exposure to such related parties amounted to CHF 6 million, CHF 8 million and CHF 4 million, respectively, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2008 did not exceed CHF 10 million in aggregate.

The Group, together with its subsidiaries, is a global financial services provider and, in particular, has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board of Directors members assume management functions or board member responsibilities. All relationships between the Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s length.

Executive compensation
The Group’s approach to executive compensation
In line with the Group’s overall approach to compensation, its executive compensation policies are designed to promote a long-term focus by its executives in all their actions, attract executives of the highest quality and foster retention by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the Group’s strategic goals and the interests of its shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a variable compensation pool framework for the Executive Board, including the CEO, which is linked directly to the Group’s performance. The variable compensation pool was used to define the total amount available for variable compensation payments, which were then delivered in cash, CRA, deferred share-based compensation and PAF awards. At the beginning of the year, a target variable compensation pool for this executive population was set assuming specific, pre-defined Group financial and non-financial performance goals would be achieved in 2008. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and then modified the size of the available pool based on actual results. The final variable compensation pool was then distributed to the members of the Executive Board based on business performance, individual contributions and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total variable compensation pool for the Executive Board included the following:
– the financial performance of the Group adjusted for extraordinary items compared to the strategic business plan;
– assessment of delivery of defined non-financial targets in relation to the Group’s strategy;
– consideration of the Group’s performance against the performance of its peer companies;
– measurement against market information of companies with similar scope and complexity; and
– measurement of shareholder satisfaction, assessed by reviewing objective data regarding the Group’s financial performance, with a focus on revenue growth, pre-tax margin growth, return on equity and earnings per share.

This approach is designed to assess performance in relation to the delivery of the strategic plan and satisfaction of the expectations of shareholders.
Executive compensation components
In line with the Group’s overall approach, executive compensation consists of a fixed salary and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The annual variable compensation component usually represents the most significant part of an executive’s total compensation package and varies from year to year, depending on the executive’s performance. Part of the variable compensation is awarded in cash and CRA and part in share-based and other awards. As a matter of policy, share-based awards usually represent a material portion of each executive’s compensation and are subject to vesting, holding and future service requirements.

The Group’s executive compensation in 2008
Executive compensation for 2008 was based on the general approach set out above. As in previous years, members of the Executive Board participated in the Group-wide share-based compensation plan and received ISUs and, in some cases, PAF awards. This participation is designed to ensure that executive compensation is in line with the Group’s overall approach to compensation. The mandatory deferral amount of the total variable compensation was based on the approved share plan deferral schedule.

In 2008, 33% of the compensation paid to members of the Executive Board was paid based on contractual obligations. Across the whole Executive Board (15 individuals including those members who joined or left the Executive Board during 2008 and were accounted for on a pro-rata basis) 10% of total compensation was paid as salaries, 7% as cash, 10% as CRA, 29% as share-based and PAF awards and 11% as other compensation.

Compensation for the individual Executive Board members considers personal contribution in their respective areas of responsibility, but also reflects the negative financial performance in 2008 as well as the negative share price development. While certain commitments were made to individuals who joined the Executive Board, those who served throughout both 2007 and 2008 received no variable unrestricted cash compensation for 2008, and the total value of discretionary awards granted to them in 2008 was 76% lower than comparable awards and variable compensation for 2007. The CEO and the CEO Investment Banking were not awarded any variable compensation or other discretionary awards for 2008. Executive Board members also saw the value of their outstanding equity awards drop by more than 80% over the course of 2008.

Compensation for the members of the Executive Board
	Base salary	Variable cash compen- sation	CRA (restricted variable compen- sation)	[1]	Total cash portion	Value of share- based and other awards		Pension and similar benefits and other benefits	[2]	Dividend equiv- alents	[3]	Total compen- sation excluding contractual agree- ments	Payments and awards due to contractual agreements		Total compen- sation

2008 (in CHF million, except where indicated)

15 individuals [4]	10.62	7.00	9.72		27.34	25.50	[5]	3.75		7.56		64.15	42.56	[6]	106.71

% of total compensation	10%	7%	9%		26%	24%						60%	40%

of which joiners, leavers and Executive Board members with contractual agreements (7 individuals)	3.51	7.00	–		10.51	8.00		1.02		1.74		21.27	42.56		63.83

% of total compensation	5%	11%			16%	13%						33%	67%

of which other Executive Board members (8 individuals)	7.11	–	9.72		16.83	17.50		2.73		5.82		42.88	–		42.88

% of total compensation	17%		23%		39%	41%						100%

of which CEO: Brady W. Dougan	1.25	–	–		1.25	–		0.03		1.58		2.86	–		2.86

% of total compensation	44%				44%							100%

of which highest paid: Kai S. Nargolwala [7]	0.72	–	–		0.72	–		0.66		0.41		1.79	19.04		20.83

% of total compensation	3%				3%							9%	91%

1 CRA are subject to pro-rata repayment over two years if the recipient voluntarily terminates employment with Credit Suisse. 2 Other benefits consist of housing allowances, lump sum expenses and child allowances. 3 ISUs carry the right to an annual payment equal to the dividend of a registered Credit Suisse Group share. The dividend equivalents disclosed were paid in respect of awards granted in prior years. 4 Includes pro-rata compensation paid to Messrs. Blumer, Körner, Philipp and Sanzone who left Credit Suisse during 2008 and Mr. Meister who joined Credit Suisse during 2008. 5 Share-based and other awards include 0.4 million ISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 23.70 and the fair value of the leverage component was CHF 6.98. The total fair value of each ISU was CHF 30.68. In addition, they also include 0.1 million other share-based awards and PAF awards with a grant value of CHF 3.9 million. No variable compensation was paid to Messrs. Dougan or Calello. 6 Payments and awards due to contractual agreements with recently hired Executive Board members include cash payments of CHF 14.5 million, CRA of CHF 4.2 million, Credit Suisse Group shares with a fair value at grant of CHF 3.5 million, ISUs with a fair value at grant of CHF 15.8 million and other awards of CHF 4.6 million. Most of the contractually agreed payments and awards compensate the recipients for compensation elements forfeited at previous employers. 7 Details to the compensation paid to Mr. Nargolwala are provided in the text.

	Base salary	Variable cash compen- sation	Total cash portion	Value of share- based and other awards		Payments and awards due to contractual agreements	[1]	Pension and similar benefits and other benefits	[2]	Dividend equiv- alents	Total compen- sation

2007 (in CHF million, except where indicated)

13 individuals [3]	10.70	31.30	42.00	93.60	[4]	21.60		1.50		3.40	162.10

% of total compensation	7%	19%	26%	58%		13%

of which highest paid: Brady W. Dougan	1.25	2.15	3.40	17.90		–		0.01		0.97	22.28

% of total compensation	6%	10%	15%	80%

1 Includes Credit Suisse Group shares with a fair value at grant of CHF 3.6 million, ISUs with a fair value at grant of CHF 11.0 million and PIP II awards of CHF 7.0 million. 2 Other benefits consist of housing allowances, lump sum expenses and child allowances. 3 Includes pro-rata compensation paid to Mr. Grübel who left Credit Suisse during 2007 and Mr. Shafir, who joined Credit Suisse during 2007. 4 Share-based awards include 1.4 million ISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 54.90 and the fair value of the leverage component was CHF 10.69. The total fair value of each ISU was CHF 65.59. The remainder refers to other share based awards.

2008 total compensation of the highest paid member of the Executive Board
The highest paid member of the Executive Board in 2008 was Kai S. Nargolwala, CEO Asia Pacific. Mr. Nargolwala was hired from Standard Chartered Bank in 2007 and joined Credit Suisse effective January 1, 2008. His compensation arrangement for 2008 was contractually agreed at the time of his hiring. His total compensation contained a significant element that was directed at compensating him for a part of the share-based awards granted to him by his previous employer and his 2007 variable compensation, which he forfeited upon joining Credit Suisse. Mr. Nargolwala’s compensation amounted to CHF 20.8 million and was comprised of his salary of CHF 0.7 million, a cash payment of CHF 13.5 million, Group shares with a grant value of CHF 3.2 million, ISUs with a grant value of CHF 2.2 million, other awards with a grant value of CHF 0.15 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 1 million.

Additional fees and compensation
Two former members of the Group’s most senior executive body are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis.

No additional fees, severance payments or forms of compensation were paid to current or former members of the most senior executive body or related parties during 2008.
ISU, PIP unit, share and share option holdings of members of the Executive Board
The holdings disclosed include the holdings of the respective members of the Executive Board, their close family members and companies where they have a controlling interest.
Units by individual
	Number of vested shares	Number of unvested shares	Number of ISUs	[1]	Number of options	Number of PIP I units	Number of PIP II units

December 31, 2008

Brady W. Dougan	296,727	99,211	408,154		408,400	271,898	78,102

Walter Berchtold	92,591	26,042	299,297		–	130,401	104,167

Paul Calello	411,856	61,093	316,001		241,184	142,937	57,063

D. Wilson Ervin	44,483	11,127	105,379		–	44,210	66,761

Renato Fassbind	14,496	10,417	96,555		–	20,746	41,667

Tobias Guldimann	67,542	5,209	51,461		31,640	17,782	20,834

Hans-Ulrich Meister	20,000	5,160	27,109		–	–	–

Kai S. Nargolwala	23,192	114,286	8,000		–	–	2,500

Urs Rohner	19,326	13,889	151,642		–	35,564	55,556

Robert Shafir	33,843	22,521	77,306		–	–	71,213

Eric Varvel	17,901	56,958	317,087		–	75,343	56,953

Total	1,041,957	425,913	1,857,991		681,224	738,881	554,816

December 31, 2007

Brady W. Dougan	191,016	156,673	202,928		408,400	271,898	78,102

Walter Berchtold	181,668	26,042	92,765		–	130,401	104,167

David J. Blumer	36,027	17,362	66,675		–	71,497	69,445

Paul Calello	335,190	95,481	126,830		241,184	142,937	57,063

D. Wilson Ervin	29,158	11,957	43,485		–	44,210	66,671

Renato Fassbind	–	10,417	43,484		–	20,746	41,667

Tobias Guldimann	59,810	5,209	23,192		31,640	17,782	20,834

Ulrich Körner	89,669	16,494	66,675		59,668	77,055	65,973

Michael G. Philipp	38,786	44,035	77,910		–	99,627	44,507

Urs Rohner	–	13,889	57,978		–	35,564	55,556

Thomas J. Sanzone	61,488	17,793	47,109		–	–	44,507

Robert Shafir	–	45,042	115,959		–	–	71,213

Total	1,022,812	460,394	964,990		740,892	911,717	719,705

1 Reflects the vesting of prior year grants, which were granted in January.

Option holdings by individual
December 31, 2008 and 2007	Brady W. Dougan	Paul Calello	Tobias Guldimann	Expiry date	Exercise price in CHF

Year of grant

2002 [1]	–	–	–	January 31, 2012	65.75

2001 [1]	368,400	241,184	15,640	January 25, 2011	84.75

2000 [1]	40,000	–	16,000	March 1, 2010	74.00

Total	408,400	241,184	31,640	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2008 and 2007, none of the members of the Executive Board hold options purchased from personal funds.
1 Included 15,000, 24,668 and 20,000 options for 2002, 2001 and 2000, respectively, held by Ulrich Körner, who has left the Group.

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2008, 2007 and 2006, outstanding loans to the members of the Executive Board amounted to CHF 24 million, CHF 22 million and CHF 17 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was eight and seven, respectively, and the highest loan outstanding was CHF 8.6 million to Walter Berchtold.

All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, fixed-rate mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees.

4 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
end of	2008	2007

CHF million

Total liabilities	32	0

5 Bonds issued
end of	Maturity date	2008	2007

CHF million

3.5% bonds 1998	September 15, 2008	–	500

3.5% bonds 1999	July 2, 2009	500	500

Bonds with a maturity of less than one year are recorded as payables to third parties.

6 Principal participations
The company’s principal participations are shown in Note 38 – Significant subsidiaries and associates in V – Consolidated financial statements – Credit Suisse Group.
7 Own shares held by the company and by group companies
		2008		2007

	Share equivalents	CHF million	Share equivalents	CHF million

At beginning of financial year

Physical holdings [1]	141,834,285	10,437	152,394,952	12,451

Holdings, net of pending obligations	46,470,767	3,943	42,515,942	3,084

At end of financial year

Physical holdings [1]	20,743,620	591	141,834,285	10,437

Holdings, net of pending obligations	(465,500)	(13)	46,470,767	3,943

1 Representing 1.8%, 12.2% and 12.5% of issued shares as of December 31, 2008, 2007 and 2006, respectively.

8 Significant shareholders
On October 16, 2008, Credit Suisse Group AG announced that it raised additional tier 1 capital from a small group of investors. In connection with this announcement, Qatar Holding LLC, a company controlled by the Qatar Investment Authority, reported on October 22, 2008 that it now holds 99.8 million shares, or 8.90%, of the registered shares in Credit Suisse Group AG.

The Group was informed through disclosure notifications on September 19 and 20, 2006 that AXA S.A.’s holdings was 84.7 million shares, or 6.98%, of the registered shares in Credit Suisse Group AG. No further notification from AXA has been received as of December 31, 2008.

For further information on own shares, refer to Note 7 – Own shares held by the company and by group companies.
9 Share capital, conditional and authorized capital of Credit Suisse Group
	No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2007			1,162,462,140	46,498,486

Issued capital

Cancellation of shares			(49,700,000)	(1,988,000)

Conditional capital

Warrants and convertible bonds

AGM of May 4, 2007	50,000,000	2,000,000

Subscriptions in October 2008 [1]	(49,576,036)	(1,983,041)	49,576,036	1,983,041

Remaining capital	423,964	16,959

Staff shares

AGM of May 4, 2007	96,509,721	3,860,389

Subscriptions in 2007	–	–

Subscriptions in 2008	(13,682,380)	(547,296)	13,682,380	547,296

Remaining capital	82,827,341	3,313,093

Staff shares (Donaldson, Lufkin & Jenrette option programs)

AGM of May 4, 2007	7,290,153	291,606

Subscriptions in 2007	(1,389,127)	(55,565)

Subscriptions in 2008	(189,885)	(7,595)	189,885	7,595

Remaining capital	5,711,141	228,446

Authorized capital

Acquisitions of companies/participations

AGM of May 4, 2007	45,480,000	1,819,200

Acquisition Asset Management Finance Corporation in August 2008	(8,425,212)	(337,008)	8,425,212	337,008

Remaining capital	37,054,788	1,482,192

Share capital as of December 31, 2008			1,184,635,653	47,385,426

1 In connection with the issuance of mandatory convertible bonds by Credit Suisse Group Finance (Guernsey) Ltd.

10 Risk assessment
For information on the company’s risk assessment in accordance with the Swiss Code of Obligations, refer to Note 42 – Risk assessment in V – Consolidated financial statements – Credit Suisse Group.
Proposed appropriation of retained earnings

end of	2008

Retained earnings (CHF million)

Retained earnings brought forward	2,680

Net loss	(69)

Retained earnings available for appropriation	2,611

Dividend CHF 0.10 per registered share of CHF 0.04 par value (1,184,635,653 registered shares eligible for dividend as of December 31, 2008)	118

To be carried forward	2,493

Total	2,611

The number of registered shares eligible for dividend at the dividend payment date may change due to the issuance of new registered shares.

Confirmation to the Board of Directors relating to the Conditional Capital Increase of
Credit Suisse Group AG, Zurich
We have been engaged to audit the issuance of shares for the period from 1 January 2008 to 31 December 2008 in accordance with the resolutions passed by the General Meetings of Shareholders of 29 September 2000 and 25 April 2003 in accordance with article 653f para. 1 CO.

It is the responsibility of the Board of Directors to execute the issuance of new shares in accordance with the Group’s Articles of Association. Our responsibility is to examine whether the issuance of new shares was done in accordance with Swiss law and the Group’s Articles of Association. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our examination was conducted in accordance with Swiss Auditing Standards, which require that our examination be planned and performed to obtain reasonable assurance about whether the issuance of new shares is free from material misstatement. We have performed the procedures deemed necessary under the circumstances and believe that our audit provides a reasonable basis for our opinion.

In our opinion the issuance of 63,448,301 registered shares with a nominal value of CHF 0.04 each and a total nominal value of CHF 2,537,932.04, is in agreement with Swiss law and the Group’s Articles of Association.

KPMG Klynveld Peat Marwick Goerdeler SA

Philipp Rickert Manfred Suppan
Auditor in Charge

Zurich, 28 January 2009
Confirmation to the Board of Directors relating to the Authorized Increase of Share Capital of Credit Suisse Group AG, Zurich
We have been engaged to audit the share capital increase report submitted by you dated 26 August 2008 in accordance with article 652f para. 1 CO.
This share capital increase report is the responsibility of the board of directors. Our responsibility is to express an opinion whether this share capital increase report is complete and accurate based on our audit. We confirm that we meet the licensing and independence requirements as stipulated by Swiss law.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the share capital increase report is free of material misstatement. We have performed the procedures deemed necessary under the circumstances and believe that our audit provides a reasonable basis for our opinion.

In our opinion, the share capital increase report is complete and accurate.

Zurich, 26 August 2008
BDO Visura

Markus Eugster Jürg Caspar
Swiss Certified Accountant Swiss Certified Accountant
VII – Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated statements of operations
Consolidated balance sheets
Consolidated statements of changes in shareholder’s equity
Comprehensive income
Consolidated statements of cash flows
Notes to the consolidated financial statements
Controls and procedures
Report of the Statutory Auditors
Report of the Independent Registered Public Accounting Firm
Credit Suisse, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse and subsidiaries (the “Bank”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder’s equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, in 2007 the Bank changed its method of accounting for certain financial instruments accounted for at fair value, and in 2006 the Bank changed its method of accounting for defined benefit pension plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 18, 2009 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 18, 2009

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated statements of operations

	Reference to notes			in

		2008	2007	2006

Consolidated statements of operations (CHF million)

Interest and dividend income	6	47,102	61,592	49,388

Interest expense	6	(39,189)	(53,994)	(43,421)

Net interest income	6	7,913	7,598	5,967

Commissions and fees	7	13,640	17,522	15,924

Trading revenues		(10,340)	5,804	9,160

Other revenues	8	(3,908)	5,966	5,101

Net revenues		7,305	36,890	36,152

Provision for credit losses	9	797	227	(97)

Compensation and benefits	10	12,958	15,528	14,956

General and administrative expenses	11	7,299	6,781	6,532

Commission expenses		2,090	2,189	1,941

Total other operating expenses		9,389	8,970	8,473

Total operating expenses		22,347	24,498	23,429

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items		(15,839)	12,165	12,820

Income tax expense/(benefit)	25	(4,922)	844	2,141

Minority interests		(3,379)	5,013	3,620

Income/(loss) from continuing operations before extraordinary items		(7,538)	6,308	7,059

Income/(loss) from discontinued operations, net of tax		(531)	6	(15)

Extraordinary items, net of tax		0	0	(24)

Net income/(loss)		(8,069)	6,314	7,020

Consolidated balance sheets

	Reference to notes		end of

		2008	2007

Assets (CHF million)

Cash and due from banks		90,521	36,304

Interest-bearing deposits with banks		3,892	4,526

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	12	269,013	296,341

of which reported at fair value		164,743	183,719

Securities received as collateral, at fair value		29,755	28,728

of which encumbered		16,966	24,719

Trading assets, at fair value	13	341,381	530,125

of which encumbered		69,921	141,764

Investment securities	14	11,681	14,515

of which reported at fair value		11,457	14,267

of which encumbered		–	1,908

Other investments	15	26,908	27,907

of which reported at fair value		24,820	25,080

Net loans	16	220,392	221,570

of which reported at fair value		32,314	31,047

allowance for loan losses		1,428	1,000

Premises and equipment	17	5,789	5,590

Goodwill	18	8,195	9,746

Other intangible assets	19	412	421

of which reported at fair value		113	179

Brokerage receivables		57,499	54,890

Other assets	21	85,208	103,079

of which reported at fair value		34,066	49,298

of which encumbered		3,329	12,084

Assets of discontinued operations held-for-sale	4	1,023	–

Total assets		1,151,669	1,333,742

Consolidated balance sheets – (continued)
	Reference to notes		end of

		2008	2007

Liabilities and shareholder's equity (CHF million)

Due to banks	22	74,948	106,979

of which reported at fair value		3,576	6,348

Customer deposits	22	267,010	307,598

of which reported at fair value		1,975	5,551

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	12	243,970	300,476

of which reported at fair value		174,975	140,424

Obligation to return securities received as collateral, at fair value		29,755	28,728

Trading liabilities, at fair value	13	153,718	200,575

Short-term borrowings		10,182	14,398

of which reported at fair value		2,545	8,120

Long-term debt	23	148,550	157,282

of which reported at fair value		76,069	107,290

Brokerage payables		93,426	55,823

Other liabilities	21	83,089	106,530

of which reported at fair value		24,275	24,221

Liabilities of discontinued operations held-for-sale	4	872	–

Minority interests		19,281	24,019

Total liabilities		1,124,801	1,302,408

Common shares / Participation certificates		4,400	4,400

Additional paid-in capital		25,059	20,849

Retained earnings		5,132	15,872

Treasury shares, at cost		18	(5,497)

Accumulated other comprehensive income/(loss)	24	(7,741)	(4,290)

Total shareholder's equity		26,868	31,334

Total liabilities and shareholder's equity		1,151,669	1,333,742

end of	2008	2007

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in shareholder’s equity

	Common shares/ Participa- tion certi- ficates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Number of common shares outstanding	[2]

2008 (CHF million)

Balance at beginning of period	4,400	20,849	15,872	(5,497)		(4,290)	31,334	43,996,652

Net income/(loss)	–	–	(8,069)	–		–	(8,069)	–

Cumulative effect of accounting changes, net of tax [3]	–	–	(11)	–		7	(4)	–

Other comprehensive income/(loss), net of tax	–	–	–	–		(3,458)	(3,458)	–

Issuance of common shares	–	2,958	–	–		–	2,958	–

Repurchase of treasury shares	–	–	–	(1,021)		–	(1,021)	–

Sale of treasury shares	–	1	–	1,039		–	1,040	–

Share-based compensation, net of tax	–	1,264	–	–		–	1,264	–

Dividends on share-based compensation, net of tax	–	(203)	–	–		–	(203)	–

Cash dividends paid	–	–	(2,660)	–		–	(2,660)	–

Other	–	190	–	5,497	[4]	–	5,687	–

Balance at end of period	4,400	25,059	5,132	18		(7,741)	26,868	43,996,652

2007 (CHF million)

Balance at beginning of period	4,400	19,593	11,652	(6,149)		(3,451)	26,045	43,996,652

Net income	–	–	6,314	–		–	6,314	–

Cumulative effect of accounting changes, net of tax	–	–	(680)	–		10	(670)	–

Other comprehensive income/(loss), net of tax	–	–	–	–		(849)	(849)	–

Repurchase of treasury shares	–	–	–	(287)		–	(287)	–

Share-based compensation, net of tax	–	833	–	939		–	1,772	–

Dividends on share-based compensation, net of tax	–	112	–	–		–	112	–

Cash dividends paid	–	–	(1,167)	–		–	(1,167)	–

Other	–	311	(247)	–		–	64	–

Balance at end of period	4,400	20,849	15,872	(5,497)		(4,290)	31,334	43,996,652

2006 (CHF million)

Balance at beginning of period	4,400	18,770	7,045	(1,895)		(2,532)	25,788	43,996,652

Net income	–	–	7,020	–		–	7,020	–

Cumulative effect of accounting changes, net of tax	–	–	45	–		(306)	(261)	–

Other comprehensive income/(loss), net of tax	–	–	–	–		(613)	(613)	–

Sale of treasury shares	–	(4)	–	–		–	(4)	–

Repurchase of treasury shares	–	–	–	(4,664)		–	(4,664)	–

Share-based compensation, net of tax	–	846	–	410		–	1,256	–

Dividends on share-based compensation, net of tax	–	(19)	–	–		–	(19)	–

Cash dividends paid	–	–	(2,458)	–		–	(2,458)	–

Balance at end of period	4,400	19,593	11,652	(6,149)		(3,451)	26,045	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Represents the effect of the Bank adopting the measurement date provisions of SFAS 158 as of December 31, 2008. 4 Represents the deconsolidation of a special purpose entity (now merged into the Group) used to hedge share-based compensation awards through treasury shares.

Comprehensive income

in	2008	2007	2006

Comprehensive income (CHF million)

Net income/(loss)	(8,069)	6,314	7,020

Gains/(losses) on cash flow hedges	(14)	2	(36)

Cumulative translation adjustments	(3,294)	(1,168)	(729)

Unrealized gains/(losses) on securities	(54)	15	51

Minimum pension liability adjustment	–	–	101

Actuarial gains/(losses)	(95)	304	–

Net prior service cost	(1)	(2)	–

Other comprehensive income/(loss), net of tax [1]	(3,458)	(849)	(613)

Comprehensive income/(loss)	(11,527)	5,465	6,407

1 For details on the components of other comprehensive income, refer to Note 24 - Accumulated other comprehensive income.

Consolidated statements of cash flows

in	2008	2007	2006

Operating activities (CHF million)

Net income/(loss)	(8,069)	6,314	7,020

(Income)/loss from discontinued operations, net of tax	531	(6)	15

Income/(loss) from continuing operations	(7,538)	6,308	7,035

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,129	859	986

Provision for credit losses	797	227	(97)

Deferred tax provision	(5,133)	(1,193)	584

Share of net income from equity method investments	20	(91)	2

Trading assets and liabilities	122,210	(64,803)	(25,905)

Increase in other assets	(1,396)	(63,591)	(60,586)

Increase in other liabilities	27,880	60,460	28,141

Other, net	(4,221)	7,818	2,227

Total adjustments	141,286	(60,314)	(54,648)

Net cash provided by/(used in) operating activities of continuing operations	133,748	(54,006)	(47,613)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	207	(455)	330

Decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	12,285	3,327	9,841

Purchase of investment securities	(510)	(445)	(1,641)

Proceeds from sale of investment securities	55	2,884	1,234

Maturities of investment securities	2,365	3,450	3,533

Investments in subsidiaries and other investments	(3,828)	(8,395)	(6,541)

Proceeds from sale of other investments	2,515	2,188	1,705

Increase in loans	(10,441)	(36,137)	(26,477)

Proceeds from sales of loans	596	339	3,142

Capital expenditures for premises and equipment and other intangible assets	(1,400)	(1,296)	(1,488)

Proceeds from sale of premises and equipment and other intangible assets	4	90	34

Other, net	141	(43)	95

Net cash provided by/(used in) investing activities of continuing operations	1,989	(34,493)	(16,233)

Consolidated statements of cash flows – (continued)
in	2008	2007	2006

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(57,581)	46,290	51,154

Increase/(decrease) in short-term borrowings	(7,564)	(49)	483

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(40,975)	30,590	(1,392)

Issuances of long-term debt	106,422	77,786	76,596

Repayments of long-term debt	(85,496)	(62,638)	(49,402)

Repayments of trust preferred securities	111	22	0

Issuances of common shares	2,958	0	0

Sale of treasury shares	1,040	0	(4)

Repurchase of treasury shares	(1,021)	(287)	(4,664)

Dividends paid/capital repayments	(3,002)	(1,106)	(2,528)

Other, net	5,622	7,522	1,970

Net cash provided by/(used in) financing activities of continuing operations	(79,486)	98,130	72,213

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(2,016)	(1,244)	(468)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(18)	52	21

Net increase in cash and due from banks (CHF million)

Net increase in cash and due from banks	54,217	8,439	7,920

Cash and due from banks at beginning of period	36,304	27,865	19,945

Cash and due from banks at end of period	90,521	36,304	27,865

in	2008	2007	2006

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,820	2,541	1,481

Cash paid for interest	40,935	54,128	41,609

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	383	335	199

Fair value of liabilities assumed	23	300	199

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse, the Swiss bank subsidiary of the Group (the Bank), are prepared in accordance with US GAAP and are stated in CHF. The financial year for the Bank ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income/(loss) or total shareholder’s equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the impairment of assets other than loans, recognition of deferred tax asset, tax uncertainties, pension liabilities, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Current market conditions may increase the risk and complexity of the judgments applied in these estimates.

For a summary of significant accounting policies, with the exception of the following accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Pensions and other post-retirement benefits
Credit Suisse sponsors a Group defined benefit pension plan in Switzerland that covers eligible employees of the Bank domiciled in Switzerland. The Bank also has single-employer defined benefit pension plans and defined contribution pension plans in Switzerland and other countries around the world.

For the Bank’s participation in the Group defined benefit pension plan, no retirement benefit obligation is recognized in the consolidated balance sheets of the Bank and defined contribution accounting is applied, as the Bank is not the sponsoring entity of the Group plan.

For single-employer defined benefit plans, the Bank uses the projected unit credit actuarial method to determine the present value of its PBO and the current and past service costs related to its defined benefit and other post-retirement benefit plans. In 2008 the Bank changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimate by Bank management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. In countries where no deep market in high-quality corporate bonds exists, the estimate is based on governmental bonds adjusted to include a risk premium reflecting the additional risk for corporate bonds.

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar type pension plan assets, long-term expectations of future returns and investment strategy.

Health care cost trend rates are determined by reviewing external data and the Bank’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.

The funded status of the Bank’s defined benefit post-retirement and pension plans are recognized in the consolidated balance sheets.
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs and transition obligations and assets are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Bank records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Own shares and own bonds
The Bank’s shares are wholly-owned by Credit Suisse Group and are not subject to trading. The Bank may buy and sell Credit Suisse Group shares, own bonds and derivatives on Credit Suisse Group shares within its normal trading and market-making activities. In addition, the Bank may hold Credit Suisse Group shares to physically hedge commitments arising from employee share-based compensation awards. Credit Suisse Group shares are reported as trading assets, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as treasury shares, resulting in a reduction to total shareholder’s equity. Derivatives on Credit Suisse Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Credit Suisse Group shares and unrealized and realized gains and losses on Credit Suisse Group shares are recorded according to the classification of the shares as trading assets or treasury shares. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

2 Recently issued accounting standards
For recently adopted accounting standards and standards to be adopted in future periods, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group. With the exception of the following standards, the impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.

Recently adopted accounting standards
SFAS 159
As a result of the adoption of SFAS 159 and election of certain existing instruments under the fair value option as of January 1, 2007, the Bank reported a decrease in opening retained earnings of CHF 832 million, net of tax. For further information, refer to Note 32 – Financial instruments.

SFAS 157
As a result of the adoption of SFAS 157 as of January 1, 2007, the Bank reported an increase in opening retained earnings of CHF 165 million, net of tax. For further information, refer to Note 32 – Financial instruments.

SFAS 158
The cumulative effect of the Bank adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 306 million.
The cumulative effect after-tax of the Group adopting the measurement provisions of SFAS 158 as of December 31, 2008 was a decrease in retained earnings of CHF 11 million, an increase in AOCI of CHF 7 million and a decrease in consolidated net assets of CHF 4 million.

For further information, refer to Note 28 – Pension and other post-retirement benefits.
3 Business developments and subsequent events
The Bank had no significant acquisitions in 2006 and no significant divestitures in 2007 and 2006. For significant acquisitions in 2008 and 2007, significant divestitures in 2008 and subsequent events, refer to Note 3 – Business developments and subsequent events in V – Consolidated financial statements – Credit Suisse Group.

4 Discontinued operations
For further information on discontinued operations, refer to Note 4 – Discontinued operations in V – Consolidated financial statements – Credit Suisse Group.
Income/(loss) from discontinued operations
in	2008	2007	2006

Income/(loss) from discontinued operations (CHF million)

Net revenues	346	413	460

Total expenses	(393)	(405)	(479)

Income/(loss) before taxes from discontinued operations	(47)	8	(19)

Loss on disposal	(463)	0	0

Income tax expense/(benefit)	21	2	(4)

Income/(loss) from discontinued operations, net of tax	(531)	6	(15)

5 Segment information
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2008, 2007 and 2006 were CHF 513 million, CHF 1,078 million and CHF 994 million, respectively. For the same periods net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 2,092 million, CHF 2,501 million and CHF 2,141 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2008 and 2007, were CHF 51.9 billion and CHF 56.2 billion, respectively. For further information, refer to Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group.

Net revenues and income from continuing operations before taxes
in	2008	2007	2006

Net revenues (CHF million)

Private Banking	12,907	13,522	11,678

Investment Banking	(1,835)	18,958	20,469

Asset Management	496	2,016	2,247

Adjustments [1,2]	(4,263)	2,394	1,758

Net revenues	7,305	36,890	36,152

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Private Banking	3,850	5,486	4,596

Investment Banking	(13,850)	3,649	5,951

Asset Management	(1,127)	197	374

Adjustments [1,3]	(4,712)	2,833	1,899

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	(15,839)	12,165	12,820

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes minority interest-related revenues of CHF (2,806) million, CHF 5,046 million and CHF 3,788 million in 2008, 2007 and 2006, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes minority interest income of CHF (2,952) million, CHF 4,864 million and CHF 3,683 million in 2008, 2007 and 2006, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	2008	2007

Total assets (CHF million)

Private Banking	374,771	376,800

Investment Banking	976,713	1,140,740

Asset Management	21,580	27,784

Adjustments [1]	(221,395)	(211,582)

Total assets	1,151,669	1,333,742

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Net revenues and income from continuing operations before taxes by geographic location
in	2008	2007	2006

Net revenues (CHF million)

Switzerland	11,494	9,823	8,755

EMEA	(4,132)	9,576	8,758

Americas	(975)	14,984	16,086

Asia Pacific	918	2,507	2,553

Net revenues	7,305	36,890	36,152

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Switzerland	4,695	3,205	3,152

EMEA	(10,308)	2,665	2,085

Americas	(8,579)	6,329	7,242

Asia Pacific	(1,647)	(34)	341

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	(15,839)	12,165	12,820

The designation of net revenues and income/(loss) before taxes is based upon the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2008	2007

Total assets (CHF million)

Switzerland	166,516	163,416

EMEA	324,794	448,717

Americas	578,870	607,944

Asia Pacific	81,489	113,665

Total assets	1,151,669	1,333,742

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2008	2007	2006

Net interest income (CHF million)

Loans	8,231	8,208	6,952

Investment securities	598	713	667

Trading assets	18,131	22,838	17,549

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13,523	22,462	19,125

Other	6,619	7,371	5,095

Interest and dividend income	47,102	61,592	49,388

Deposits	(10,358)	(15,991)	(12,268)

Short-term borrowings	(411)	(894)	(625)

Trading liabilities	(8,516)	(8,664)	(6,604)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(12,523)	(21,134)	(17,881)

Long-term debt	(4,806)	(4,653)	(4,337)

Other	(2,575)	(2,658)	(1,706)

Interest expense	(39,189)	(53,994)	(43,421)

Net interest income	7,913	7,598	5,967

7 Commissions and fees
in	2008	2007	2006

Commissions and fees (CHF million)

Lending business	771	2,015	1,590

Investment and portfolio management	4,464	4,919	3,985

Other securities business	216	216	174

Fiduciary business	4,680	5,135	4,159

Underwriting	1,049	1,808	2,735

Brokerage	4,629	5,438	4,762

Underwriting and brokerage	5,678	7,246	7,497

Other services	2,511	3,126	2,678

Commissions and fees	13,640	17,522	15,924

8 Other revenues
in	2008	2007	2006

Other revenues (CHF million)

Minority interests without SEI	(2,978)	4,915	3,670

Loans held-for-sale	(269)	(638)	31

Long-lived assets held-for-sale	41	30	20

Equity method investments	(98)	200	114

Other investments	(1,367)	732	772

Other	763	727	494

Other revenues	(3,908)	5,966	5,101

9 Provision for credit losses
in	2008	2007	2006

Provision for credit losses (CHF million)

Allowance for loan losses	570	25	(116)

Provisions for lending-related and other exposures	227	202	19

Provision for credit losses	797	227	(97)

10 Compensation and benefits
in	2008	2007	2006

Compensation and benefits (CHF million)

Salaries and variable compensation	11,068	13,745	13,221

Social security	731	816	821

Other	1,159	967	914

Compensation and benefits	12,958	15,528	14,956

11 General and administrative expenses
in	2008	2007	2006

General and administrative expenses (CHF million)

Occupancy expenses	836	848	847

IT, machinery, etc.	486	483	496

Provisions and losses [1]	540	97	(201)

Travel and entertainment	540	577	585

Professional services	2,043	2,223	2,109

Depreciation of property and equipment	939	825	805

Goodwill impairment	82	0	0

Amortization and impairment of other intangible assets	108	34	182

Other	1,725	1,694	1,709

General and administrative expenses	7,299	6,781	6,532

1 Includes CHF 508 million of credits from insurance settlements for litigation and related costs in 2006.

12 Securities borrowed, lent and subject to repurchase agreements
end of	2008	2007

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	158,858	184,729

Deposits paid for securities borrowed	110,155	111,612

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	269,013	296,341

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	211,796	244,782

Deposits received for securities lent	32,174	55,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	243,970	300,476

For further information, refer to Note 13 – Securities borrowed, lent and subject to repurchase agreements in V – Consolidated financial statements – Credit Suisse Group.
13 Trading assets and liabilities
end of	2008	2007

Trading assets (CHF million)

Debt securities	152,747	208,988

Equity securities [1]	72,879	194,379

Derivative instruments [2]	104,844	97,356

Other	10,911	29,402

Trading assets	341,381	530,125

Trading liabilities (CHF million)

Short positions	59,932	122,655

Derivative instruments [2]	93,786	77,920

Trading liabilities	153,718	200,575

1 Including convertible bonds. 2 In accordance with the provisions of FSP FIN 39-1, the Bank offset cash collateral receivables and payables of CHF 51.3 billion and CHF 36.2 billion, respectively, as of the end of 2008 against the derivative positions. Cash collateral receivables and payables of CHF 17.0 billion and CHF 27.7 billion, respectively, as of the end of 2008 were not netted. The Bank adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

14 Investment securities
end of	2008	2007

Investment securities (CHF million)

Debt securities held-to-maturity	224	248

Securities available-for-sale	11,457	14,267

Total investment securities	11,681	14,515

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2008 (CHF million)

Debt securities issued by foreign governments	224	0	0	224

Debt securities held-to-maturity	224	0	0	224

Debt securities issued by foreign governments	10,579	101	34	10,646

Corporate debt securities	707	0	0	707

Other	5	0	0	5

Debt securities available-for-sale	11,291	101	34	11,358

Equity securities available-for-sale	96	3	0	99

Securities available-for-sale	11,387	104	34	11,457

2007 (CHF million)

Debt securities issued by foreign governments	248	1	0	249

Debt securities held-to-maturity	248	1	0	249

Debt securities issued by foreign governments	14,165	16	499	13,682

Corporate debt securities	358	0	0	358

Other	18	1	0	19

Debt securities available-for-sale	14,541	17	499	14,059

Equity securities available-for-sale	163	45	0	208

Securities available-for-sale	14,704	62	499	14,267

Gross unrealized losses on investment securities and the related fair value
		Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2008 (CHF million)

Debt securities available-for-sale	0	0	5,002	34	5,002	34

2007 (CHF million)

Debt securities available-for-sale	11	0	12,602	499	12,613	499

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No impairment charges were recorded as the Bank has the intent and ability to hold the debt securities for a reasonable period of time sufficient for a forecasted recovery of the decline in market value below cost.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
			Debt securities			Equity securities

in	2008	2007	2006	2008	2007	2006

Additional information (CHF million)

Proceeds from sales	2	2,878	1,226	53	6	8

Realized gains	3	23	70	0	0	2

Realized losses	0	(6)	(79)	0	0	0

Amortized cost, fair value and average yield of debt securities
			Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2008 (CHF million)

Due within 1 year	224	224	4.69	2,240	2,232	2.58

Due from 1 to 5 years	0	0	–	7,071	7,149	3.38

Due from 5 to 10 years	0	0	–	1,980	1,977	3.54

Total debt securities	224	224	4.69	11,291	11,358	3.25

15 Other investments
end of	2008	2007

Other investments (CHF million)

Equity method investments	2,863	2,558

Non-marketable equity securities [1]	21,674	24,887

Real estate held for investment	379	410

Insurance products [2]	1,992	52

Total other investments	26,908	27,907

1 Includes private equity and restricted stock investments, as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee. 2 Includes life settlement contracts at investment method and, from 2008, SPIA contracts, which were formerly classified as trading assets.

Substantially all non-marketable equity securities are carried at fair value. There were no significant non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Bank performs a regular impairment analysis of real estate portfolios. In 2008, CHF 22 million impairment charges were recorded. No significant impairment charges were recorded in 2007 and 2006.
Accumulated depreciation related to real estate held for investment amounted to CHF 320 million, CHF 313 million and CHF 329 million for 2008, 2007 and 2006, respectively. For further information, refer to Note 16 – Other investments in V – Consolidated financial statements – Credit Suisse Group.

16 Loans
end of	2008	2007

Loans (CHF million)

Banks	2,063	2,128

Commercial	48,355	45,961

Consumer	71,072	70,197

Public authorities	929	982

Lease financings	2,912	2,604

Switzerland	125,331	121,872

Banks	8,206	9,622

Commercial	67,774	69,448

Consumer	17,996	19,021

Public authorities	2,319	2,563

Lease financings	279	115

Foreign	96,574	100,769

Gross loans	221,905	222,641

Net (unearned income)/deferred expenses	(85)	(71)

Allowance for loan losses	(1,428)	(1,000)

Net loans	220,392	221,570

Impaired loan portfolio (CHF million)

Gross impaired loans	2,327	1,540

of which with a specific allowance	2,170	1,185

of which without a specific allowance	157	355

in	2008	2007		2006

Allowance for loan losses (CHF million)

Balance at beginning of period	1,000	1,305		1,965

Change in accounting	0	(61)	[1]	0

Change in scope of consolidation	0	(92)		0

Net movements recognized in statements of operations	570	25		(116)

Gross write-offs	(181)	(236)		(696)

Recoveries	82	83		140

Net write-offs	(99)	(153)		(556)

Provisions for interest	16	3		47

Foreign currency translation impact and other adjustments, net	(59)	(27)		(35)

Balance at end of period	1,428	1,000		1,305

of which a specific allowance	1,018	640		936

of which an inherent credit loss allowance	410	360		369

1 Related to the adoption of SFAS 159.

As of December 31, 2008 and 2007, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

in / end of	2008	2007	2006

Additional loan information (CHF million)

Average balance of impaired loans	2,130	1,480	2,014

Interest income recognized	11	18	23

Interest income recognized on a cash basis	11	18	35

Net gains/(losses) on the sale of loans	(269)	(638)	31

Total non-performing and non-interest-earning loans	1,599	1,037	1,373

17 Premises and equipment
end of	2008	2007

Premises and equipment (CHF million)

Buildings and improvements	3,365	3,337

Land	708	781

Leasehold improvements	1,852	1,746

Software	2,584	2,228

Equipment	2,942	2,904

Premises and equipment	11,451	10,996

Accumulated depreciation	(5,662)	(5,406)

Total premises and equipment, net	5,789	5,590

The carrying value of the Bank’s premises and equipment is tested for impairment on a regular basis. This revaluation process identifies premises and equipment to be written down to their fair values, establishing a new cost base. In 2008, CHF 100 million of impairment charges, including CHF 92 million on software, were recorded. The impairment charges were primarily in connection with the accelerated implementation of the Bank’s strategic plan. No significant impairment charges were recorded in 2007 and 2006.

18 Goodwill
	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)

2008 (CHF million)

Balance at beginning of period	564	6,744	2,438	9,746

Goodwill acquired during the year	1	15	76	92

Discontinued operations	0	0	(577)	(577)

Impairment	0	(82)	0	(82)

Other	(210)	(426)	(348)	(984)

Balance at end of period	355	6,251	1,589	8,195

2007 (CHF million)

Balance at beginning of period	382	7,088	2,419	9,889

Goodwill acquired during the year	206	157	197	560

Other	(24)	(501)	(178)	(703)

Balance at end of period	564	6,744	2,438	9,746

For further information, refer to Note 19 – Goodwill in V – Consolidated financial statements – Credit Suisse Group.
19 Other intangible assets
			2008			2007

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	29	(22)	7	31	(23)	8

Client relationships	514	(264)	250	357	(226)	131

Other	103	(103)	0	110	(109)	1

Total amortizing other intangible assets	646	(389)	257	498	(358)	140

Non-amortizing other intangible assets	155	–	155	281	–	281

Total other intangible assets	801	(389)	412	779	(358)	421

The aggregate amortization expenses for 2008, 2007 and 2006 were CHF 58 million, CHF 28 million and CHF 43 million, respectively. As part of the ongoing assessment related to other intangible assets, the Bank determined that the carrying amount of certain other intangible assets exceeded the expected future cash flows. As such, the Bank recorded an impairment charge of CHF 50 million in 2008, primarily on client relationships in Asset Management. For further information, refer to Note 20 – Other intangible assets in V – Consolidated financial statements – Credit Suisse Group.

Estimated amortization expenses (CHF million)

2009	38

2010	30

2011	28

2012	27

2013	26

20 Life settlement contracts
2008	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method

Number of contracts	350	322	899	387	766	5,946	8,670

Carrying value, in CHF million	18	16	42	22	54	1,452	1,604

Face value, in CHF million	19	16	48	30	85	6,702	6,900

Investment method

Number of contracts	–	–	–	–	–	4	4

Carrying value, in CHF million	–	–	–	–	–	50	50

Face value, in CHF million	–	–	–	–	–	76	76

2007

Fair value method

Number of contracts	178	332	259	268	378	4,919	6,334

Carrying value, in CHF million	10	21	15	16	26	1,113	1,201

Face value, in CHF million	11	22	15	17	38	4,926	5,029

Investment method

Number of contracts	–	–	–	–	–	4	4

Carrying value, in CHF million	–	–	–	–	–	52	52

Face value, in CHF million	–	–	–	–	–	81	81

For further information, refer to Note 21 – Life settlement contracts in V – Consolidated financial statements – Credit Suisse Group.
21 Other assets and other liabilities
end of	2008	2007

Other assets (CHF million)

Cash collateral on derivative instruments	16,994	18,766

Cash collateral on non-derivative transactions	3,152	0

Derivative instruments used for hedging	3,326	1,039

Assets held-for-sale	23,329	48,206

of which loans	23,166	47,975

of which real estate	163	231

Interest and fees receivable	7,430	10,700

Deferred tax assets	10,415	5,728

Prepaid expenses	524	521

Failed purchases	2,045	0

Other	17,993	18,119

Other assets	85,208	103,079

Other liabilities (CHF million)

Cash collateral on derivative instruments	27,739	48,968

Cash collateral on non-derivative transactions	1,333	0

Derivative instruments used for hedging	274	73

Provisions [1]	1,709	2,219

of which off-balance sheet risk	483	266

Interest and fees payable	9,468	11,737

Current tax liabilities	1,812	3,083

Deferred tax liabilities	584	537

Failed sales	9,251	10,627

Other	30,919	29,286

Other liabilities	83,089	106,530

1 Includes provision for bridge commitments.

For further information, refer to Note 22 – Other assets and other liabilities in V – Consolidated financial statements – Credit Suisse Group.
22 Deposits
			2008			2007

end of	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	5,047	1,508	6,555	7,385	1,581	8,966

Interest-bearing demand deposits	52,949	22,263	75,212	45,957	29,919	75,876

Savings deposits	34,754	38	34,792	32,943	38	32,981

Time deposits	41,732	183,667	225,399	63,970	232,784	296,754

Total deposits	134,482	207,476	341,958	150,255	264,322	414,577

of which due to banks	–	–	74,948	–	–	106,979

of which customer deposits	–	–	267,010	–	–	307,598

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2008 and 2007, CHF 174 million and CHF 126 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2008 and 2007, the Bank had CHF 222.7 billion and CHF 294.5 billion, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

23 Long-term debt
end of	2008	2007

Long-term debt (CHF million)

Senior	121,858	138,237

Subordinated	26,692	19,045

Long-term debt	148,550	157,282

of which reported at fair value	76,069	107,290

end of	2009	2010	2011	2012	2013	Thereafter	Total

Long-term debt (CHF million)

Senior debt
Fixed rate	4,338	5,586	8,491	3,774	12,488	13,869	48,546

Variable rate	19,536	15,504	11,829	9,588	5,002	11,853	73,312

Interest rates (range in %) [1]	0.2-4.8	1.1-6.0	0-6.1	1.5-11.5	1.8-8.5	1.9-8.8	–

Subordinated debt
Fixed rate	1,860	1,504	1,198	273	1,231	19,633	25,699

Variable rate	281	–	–	–	–	712	993

Interest rates (range in %) [1]	4.0-8.3	2.2-8.3	4.3-6.9	3.2-7.8	6.6	1.8-11.0	–

Total long-term debt	26,015	22,594	21,518	13,635	18,721	46,067	148,550

of which structured notes	12,258	10,074	7,585	5,274	3,512	9,503	48,206

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

For further information, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

2008 (CHF million)

Balance at beginning of period	7	(3,979)	125	–	(450)	7	(4,290)

Increase/(decrease)	(14)	(3,294)	(63)	–	(127)	0	(3,498)

Reclassification adjustments, included in net income	0	0	9	–	32	(1)	40

Adoption of SFAS 158, net of tax	0	0	0	–	7	0	7

Balance at end of period	(7)	(7,273)	71	–	(538)	6	(7,741)

2007 (CHF million)

Balance at beginning of period	(1)	(2,811)	106	–	(754)	9	(3,451)

Increase/(decrease)	6	(1,168)	19	–	248	0	(895)

Reclassification adjustments, included in net income	(4)	0	(4)	–	56	(2)	46

Adoption of SFAS 159, net of tax	6	0	4	–	0	0	10

Balance at end of period	7	(3,979)	125	–	(450)	7	(4,290)

2006 (CHF million)

Balance at beginning of period	35	(2,082)	55	(540)	–	–	(2,532)

Increase/(decrease)	(33)	(728)	70	101	–	–	(590)

Reclassification adjustments, included in net income	(3)	(1)	(19)	0	–	–	(23)

Adoption of SFAS 158, net of tax	0	0	0	439	(754)	9	(306)

Balance at end of period	(1)	(2,811)	106	0	(754)	9	(3,451)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 25 - Tax and Note 28 - Pension and other post-retirement benefits.

25 Tax
Income from continuing operations before taxes in Switzerland and foreign countries
in	2008	2007	2006

Income from continuing operations before taxes (CHF million)

Switzerland	4,695	3,205	3,152

Foreign	(20,534)	8,960	9,668

Income/(loss) from continuing operations before taxes, minority interests and extraordinary items	(15,839)	12,165	12,820

Details of current and deferred taxes
in	2008	2007	2006

Current and deferred taxes (CHF million)

Switzerland	7	578	570

Foreign	204	1,459	987

Current income tax expense/(benefit)	211	2,037	1,557

Switzerland	(277)	128	76

Foreign	(4,856)	(1,321)	508

Deferred income tax expense/(benefit)	(5,133)	(1,193)	584

Income tax expense/(benefit)	(4,922)	844	2,141

Income tax expense/(benefit) on discontinued operations	21	2	(4)

Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	1	0	(4)

Cumulative translation adjustment	(132)	(97)	(56)

Unrealized gains/(losses) on securities	(41)	7	23

Minimum pension liability adjustment	–	–	67

Actuarial gains/(losses)	(71)	124	(159)

Net prior service cost/(credit)	(1)	0	5

Dividends	(15)	(5)	0

Cumulative effect of accounting changes	0	(265)	(3)

Share-based compensation and treasury shares	89	(56)	(259)

Reconciliation of taxes computed at the Swiss statutory rate
in	2008	2007	2006

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense/(benefit) computed at the statutory tax rate of 22%	(3,485)	2,676	2,820

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(2,870)	(337)	347

Non-deductible amortization of other intangible assets and goodwill impairment	29	8	59

Other non-deductible expenses	257	373	312

Additional taxable income	171	288	317

Lower taxed income [1]	(1,645)	(1,106)	(733)

Income taxable to minority interests	1,000	(1,050)	(783)

Changes in tax law and rates	2	31	3

Changes in deferred tax valuation allowance [2]	1,707	692	(35)

Other [3]	(88)	(731)	(166)

Income tax expense/(benefit)	(4,922)	844	2,141

1 Included in 2008 there was a tax benefit of CHF 588 million in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries. 2008 also included a tax benefit of CHF 290 million in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. 2 In 2008, 2007 and 2006 there was a tax benefit of CHF 125 million, CHF 39 million and CHF 115 million, respectively, resulting from the release of valuation allowance on deferred tax assets on net tax loss carry-forwards, offset by additions. 3 Included in 2008 is CHF 467 million foreign exchange translation loss relating to deferred tax assets recorded in UK entities under enacted UK tax law and denominated in British pounds, which differs from the functional currency of the reporting entities. Included in 2008 and 2006 is an amount of CHF 163 million and CHF 109 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 2008 and 2007 included a charge of CHF 25 million and CHF 11 million, respectively, relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowance on deferred tax assets on net operating loss carry-forwards. Included in 2007 is a CHF 512 million benefit related to previously unrecognized deferred tax assets due to changes in the assessment of certain US state and local tax positions.

As of December 31, 2008, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 6.0 billion. No deferred tax was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2008	2007

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,415	2,309

Loans	1,583	780

Investment securities	29	29

Provisions	836	523

Derivatives	455	121

Real estate	135	62

Net operating loss carry-forwards	9,598	3,669

Other	88	159

Gross deferred tax assets before valuation allowance	15,139	7,652

Less valuation allowance	(2,922)	(1,378)

Gross deferred tax assets net of valuation allowance	12,217	6,274

Compensation and benefits	(46)	(119)

Loans	(9)	(13)

Investment securities	(1,262)	(272)

Business combinations	(433)	(361)

Derivatives	(447)	(109)

Leasing	(79)	(92)

Real estate	(61)	(61)

Other	(49)	(56)

Gross deferred tax liabilities	(2,386)	(1,083)

Net deferred tax assets	9,831	5,191

The most significant net deferred tax assets arise in the US and UK and these increased from CHF 5,009 million as of the end of 2007 to CHF 9,328 million, net of a valuation allowance of CHF 1,674 million in respect of the deferred tax assets held in a US entity, as of the end of 2008. During 2008, CHF 467 million foreign exchange translation losses arose on deferred tax assets on tax loss carry forwards recorded in UK entities. Under enacted UK tax law, tax loss carry-forwards are denominated in British pounds, which differs from the functional currency of the reporting entities.

Amounts and expiration dates of net operating loss carry-forwards
end of 2008	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	52

Due to expire within 2 to 5 years	388

Due to expire within 6 to 10 years	7,233

Due to expire within 11 to 20 years	14,097

Amount due to expire	21,770

Amount not due to expire	11,050

Total net operating loss carry-forwards	32,820

Movements in the valuation allowance
in	2008	2007	2006

Movements in the valuation allowance (CHF million)

Balance at beginning of period	1,378	721	891

Discontinued operations	(13)	0	0

Net changes	1,557	657	(170)

Balance at end of period	2,922	1,378	721

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of operations were CHF 936 million, CHF 819 million and CHF 513 million in 2008, 2007 and 2006, respectively. For further information on share-based compensation, refer to Note 26 – Employee share-based compensation and other compensation benefits.

The Bank incurred a shortfall tax charge of CHF 93 million in 2008 and realized windfall tax benefits of CHF 73 million and CHF 252 million in 2007 and 2006, respectively, upon settlement of share-based compensation. In 2008 and 2007, CHF 16 million and CHF 13 million, respectively, of tax benefits were recognized in respect of tax on dividend equivalent payments, in accordance with EITF 06-11, which was early adopted by the Bank. However, windfall deductions and dividend equivalents aggregating CHF 1.6 billion and CHF 1.4 billion for 2008 and 2007 did not result in a reduction of income taxes payable because certain entities are in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 606 million tax benefit will be recorded in additional paid-in capital.

FIN 48
The Bank adopted the provisions of FIN 48 on January 1, 2007. As a result of applying FIN 48, an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of retained earnings.

Interest and penalties are reported as tax expense. The amount of interest and penalties recognized in the consolidated statements of operations was zero and CHF 29 million for 2008 and 2007, respectively, and the amount of interest and penalties recognized in the consolidated balance sheets was CHF 246 million and CHF 340 million, respectively.

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2008	2007

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	1,350	1,475

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	51	180

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(206)	(255)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	81	233

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(19)	(130)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(12)	(32)

Other (including foreign currency translation)	(109)	(121)

Balance at end of period	1,136	1,350

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,186 million and CHF 1,058 million on December 31, 2007 and December 31, 2008, respectively.

It is reasonably possible that there will be a decrease of between zero and CHF 145 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the US – 1999; and the UK –1997.

For further information, refer to Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.
26 Employee share-based compensation and other compensation benefits
Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 3,475 million (includes CHF 450 million of PAF), CHF 2,564 million and CHF 1,597 million for 2008, 2007 and 2006, respectively. As of December 31, 2008, the total estimated unrecognized compensation expense of CHF 2,505 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.3 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation but it can also issue new shares out of available conditional capital. For 2008, 2007 and 2006, the Bank delivered approximately 17.2 million, 22.1 million and 19.5 million Group shares, respectively, to employees.

Share-based compensation
For further information, refer to Note 27 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group.
Fair value assumptions for share-based compensation
The following table illustrates the significant assumptions used to estimate the fair value of ISUs, PIP awards, share awards and share options based on the annual variable compensation process.
Significant fair value assumptions
end of	2008	2007	2006

Significant assumptions

Expected volatility, in %	32.04	22.95	24.80

Expected dividend yield, in %	5.46	2.41	3.24

Expected risk-free interest rate, in %	2.45	2.63	2.36

Expected term, in years	3	3	5

Incentive Share Unit
On January 22, 2008 and January 23, 2007, the Bank granted 45.7 million and 26.2 million ISUs, respectively.
The compensation expense recognized in 2008 and 2007 related to ISUs was CHF 2,329 million and CHF 1,128 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2008 was CHF 1,831 million and will be recognized over the term of the award, subject to early retirement rules.

On January 21, 2009, the Bank granted 25.9 million ISUs. The recognition of accounting expense for the ISUs granted on January 21, 2009 began in 2009 and thus had no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expense of CHF 794 million will be recognized over a period of three years, subject to early retirement rules.

Incentive Share Unit activities
	2008	2007

	ISU	ISU

Number of awards (million)

Balance at beginning of period	25.4	–

Granted	46.5	27.2

Settled	(9.9)	(0.4)

Forfeited	(2.7)	(1.4)

Balance at end of period	59.3	25.4

of which vested	1.4	0.0

of which unvested	57.9	25.4

Performance Incentive Plan
The compensation expense recognized in 2008, 2007 and 2006 related to PIP I and PIP II was CHF 111 million, CHF 432 million and CHF 450 million, respectively. The estimated unrecognized compensation expense related to PIP I and PIP II as of December 31, 2008 was CHF 50 million and the majority thereof will be recognized over a period of two years. None of the PIP units were due for settlement as of December 31, 2008.

Performance Incentive Plan activities
		2008		2007		2006

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.2	11.9	5.9	12.0	–	12.2

Granted	0.1	0.0	0.4	0.0	6.1	0.0

Settled	0.0	0.0	0.0	0.0	0.0	0.0

Forfeited	(0.2)	(0.1)	(0.1)	(0.1)	(0.2)	(0.2)

Balance at end of period	6.1	11.8	6.2	11.9	5.9	12.0

of which vested	3.1	7.9	1.5	5.2	0.0	2.6

of which unvested	3.0	3.9	4.7	6.7	5.9	9.4

Share awards
The compensation expense recognized in 2008, 2007 and 2006 related to shares awarded under phantom share, LPA and special awards was CHF 585 million, CHF 1,004 million and CHF 1,147 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2008 was CHF 398 million and the majority thereof will be recognized over a period of five years.

Share award activities
		2008		2007		2006

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	28.5	65.13	50.7	60.70	46.5	47.73

Granted	8.4	46.93	4.3	81.49	26.2	72.51

Settled	(14.9)	61.66	(24.2)	59.03	(18.8)	45.98

Forfeited	(1.5)	82.82	(2.3)	62.66	(3.2)	55.62

Balance at end of period	20.5	58.90	28.5	65.13	50.7	60.70

of which vested	0.2	–	0.3	–	2.7	–

of which unvested	20.3	–	28.2	–	48.0	–

Share options
There were no options granted during 2008 or 2007. The weighted-average fair value of options granted during 2006 was CHF 12.12. As of December 31, 2008, the aggregate intrinsic value of options outstanding and exercisable was zero and the weighted-average remaining contractual term was 2.6 years. As of the exercise date, the total intrinsic value of options exercised during 2008, 2007 and 2006 was CHF 7 million, CHF 302 million and CHF 232 million, respectively. Cash received from option exercises during 2008, 2007 and 2006 was CHF 17 million, CHF 336 million and CHF 327 million, respectively.

As of December 31, 2008, there were 1.6 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 68.10 and a weighted-average remaining contractual term of 0.8 years. During 2008, there was no material movement of options with a cash settlement feature.

Share option activities
		2008		2007		2006

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	37.2	61.07	45.6	59.01	53.9	56.84

Granted	–	–	–	–	0.1	71.60

Exercised	(0.5)	38.00	(7.2)	47.45	(7.3)	44.56

Settled	0.0	0.00	(0.3)	61.49	(0.4)	59.49

Forfeited	0.0	0.00	(0.7)	75.31	(0.6)	51.55

Expired	(0.1)	42.00	(0.2)	35.52	(0.1)	17.65

Balance at end of period	36.6	61.41	37.2	61.07	45.6	59.01

Exercisable at end of period	35.6	60.83	36.1	60.43	41.2	59.58

Other compensation benefits
Partner Asset Facility
On January 21, 2009, the Bank granted PAF awards to employees with a total notional value of CHF 676 million. Total compensation expense recognized in 2008 related to PAF was CHF 450 million. The estimated unrecognized compensation expense as of December 31, 2008 of CHF 226 million will be recognized during 2009.

Cash Retention Awards
The recognition of compensation expense for the CRA granted in January 2009 began in 2009 and thus had no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expenses of CHF 1,567 million will be recognized over a period of two years.

27 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries and affiliates of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

For further information, refer to Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group.
Related party assets and liabilities
end of	2008	2007

Assets (CHF million)

Cash and due from banks	1,668	2,815

Interest-bearing deposits with banks	1,930	2,348

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	504	498

Securities received as collateral	370	542

Trading assets	238	141

Net loans	10,681	8,609

Other assets	115	177

Total assets	15,506	15,130

Liabilities (CHF million)

Due to banks/customer deposits	19,273	18,696

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	600	100

Obligation to return securities received as collateral	370	542

Trading liabilities	443	296

Long-term debt	9,017	10,028

Other liabilities	670	542

Total liabilities	30,373	30,204

Related party revenues and expenses
in	2008	2007	2006

Revenues (CHF million)

Interest and dividend income	501	444	295

Interest expense	(1,177)	(1,277)	(753)

Net interest income	(676)	(833)	(458)

Commissions and fees	(11)	(5)	(4)

Other revenues	264	246	238

Net revenues	(423)	(592)	(224)

Expenses (CHF million)

Total operating expenses	19	(226)	(486)

Related party guarantees
end of	2008	2007

Guarantees (CHF million)

Credit guarantees and similar instruments	64	62

Performance guarantees and similar instruments	0	1

Derivatives	33	376

Other guarantees	70	59

Total guarantees	167	498

Loans to members of the Board and the Executive Board
in	2008	2007	2006

Loans to members of the Board (CHF million) [1]

Balance at beginning of period	15	22	17

Additions	1	0	5

Reductions	(2)	(7)	0

Balance at end of period	14	15	22

Loans to members of the Executive Board (CHF million) [2]

Balance at beginning of period	22	22	12

Additions	11	3	12

Reductions	(9)	(3)	(2)

Balance at end of period	24	22	22

1 The number of individuals at the beginning and end of the year was five. 2 The number of individuals at the beginning and end of the year was eight and seven, respectively.

Liabilities due to own pension funds
Liabilities due to the Bank’s own pension funds as of December 31, 2008 and 2007 of CHF 1,229 million and CHF 678 million, respectively, are reflected in various liability accounts in the Bank’s consolidated balance sheets.

28 Pension and other post-retirement benefits
Pension plans
The Bank participates in a defined benefit pension plan sponsored by the Group and has single-employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK. In 2008, the Bank changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland through the participation in a defined benefit pension plan sponsored by the Group (Group plan). Various legal entities within the Group participate in the plan, which is set up as an independent trust domiciled in Zurich. The Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, the PBO and the ABO. The Bank accounts for the defined benefit pension plan sponsored by the Group as a Group pension plan because other legal entities within the Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise approximately 90% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expenses or balance sheet amounts related to the Group plan were recognized by the Bank. The Bank’s contributions are determined using a predetermined formula based on each employee’s salary level and age and approximates 167% of each employee’s contribution.

During 2008, 2007 and 2006, the Bank contributed and recognized as expense approximately CHF 579 million, CHF 333 million and CHF 285 million, respectively. The Bank expects to contribute CHF 387 million to the Group plan during 2009. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2008, 2007 and 2006 would have been lower by CHF 477 million, CHF 186 million and CHF 150 million, respectively, and the Bank would have recognized CHF 35 million, CHF 74 million and CHF 69 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.

As of the measurement date, the ABO of the Group plan was CHF 11.2 billion, the PBO was CHF 12.4 billion and the fair value of plan assets was CHF 11.5 billion. As of December 31, 2008, the Group plan was overfunded on an ABO basis by CHF 283 million and underfunded on a PBO basis by CHF 948 million. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the funded status of the Group plan on a PBO basis of CHF 853 million as of December 31, 2008, as a liability in the consolidated balance sheets, resulting in a decrease in AOCI within total shareholder’s equity.

The calculation of the expense and liability associated with the defined benefit pension plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and discount rate as determined by the Group. If the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return on plan assets used in the net periodic pension costs for 2008 would have been 5.0% and the discount rate used in the measurement of the benefit obligation as of December 31, 2008 and the net periodic pension cost for 2008 would have been 3.9% and 4.0%, respectively.

International pension plans
Various pension plans cover the Bank’s employees outside of Switzerland, including both single-employer defined benefit and defined contribution pension plans. Retirement benefits under the plans depend on age, contributions and salary. The Bank’s funding policy with respect to these plans is consistent with local government and tax requirements. The assumptions used are derived based on local economic conditions. These plans provide defined benefits in the event of retirement, death, disability or employment termination.

Other post-retirement defined benefit plans
In the US, the Bank sponsors post-retirement defined benefit plans, that provide health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Bank promises to provide health benefits after the employee retires. The Bank’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets and the amortization of both prior service costs and actuarial gains or losses recognized in AOCI.

Components of total pension costs
			International single- employer defined benefit pension plans			Other post- retirement defined benefit plans

in	2008	2007	2006	2008	2007	2006

Total pension costs (CHF million)

Service costs on benefit obligation	44	46	51	1	1	2

Interest costs on benefit obligation	139	149	129	8	9	9

Expected return on plan assets	(170)	(158)	(139)	–	–	–

Amortization of recognized transition obligation/(asset)	–	–	(1)	–	–	–

Amortization of recognized prior service cost	1	1	1	(2)	(3)	–

Amortization of recognized actuarial (gains)/losses	39	75	71	9	11	9

Net periodic pension costs	53	113	112	16	18	20

Settlement (gains)/losses	–	–	(5)	–	–	–

Curtailment (gains)/losses	–	–	(9)	–	–	–

Total pension costs	53	113	98	16	18	20

Total pension costs reflected in compensation and benefits – other in the consolidated statements of operations for 2008, 2007 and 2006 were CHF 69 million, CHF 131 million and CHF 118 million, respectively.

Benefit obligation
As of December 31, 2008, the Bank adopted the measurement date provisions of SFAS 158, which requires the Bank to measure the plan assets and the benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. For further information on SFAS 158, refer to Note 2 – Recently issued accounting standards.

The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans and as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
		International single- employer defined benefit pension plans		Other post- retirement defined benefit plans

in	2008	2007	2008	2007

PBO (CHF million) [1]

Beginning of the measurement period	2,580	2,894	145	137

Service cost	44	46	1	1

Interest cost	139	149	8	9

Change in measurement date (SFAS158)	40	–	2	–

Curtailments	(8)	–	(1)	–

Actuarial (gains)/losses	(188)	(255)	(2)	15

Benefit payments	(85)	(63)	(10)	(7)

Exchange rate (gains)/losses	(569)	(191)	(9)	(10)

End of the measurement period	1,953	2,580	134	145

Fair value of plan assets (CHF million)

Beginning of the measurement period	2,549	2,163	–	–

Actual return on plan assets	(244)	260	–	–

Employer contributions	185	366	10	7

Change in measurement date (SFAS 158)	36	–	–	–

Benefit payments	(85)	(63)	(10)	(7)

Exchange rate gains/(losses)	(626)	(177)	–	–

End of the measurement period	1,815	2,549	–	–

Total amount recognized (CHF million)

Funded status of the plan – over/(underfunded)	(138)	(31)	(134)	(145)

Fourth quarter employer contributions	–	6	–	2

Total amount recognized in the consolidated balance sheet at December 31	(138)	(25)	(134)	(143)

Total amount recognized (CHF million)

Noncurrent assets	201	162	–	–

Current liabilities	(9)	(8)	(8)	(7)

Noncurrent liabilities	(330)	(179)	(126)	(136)

Total amount recognized in the consolidated balance sheet at December 31	(138)	(25)	(134)	(143)

ABO (CHF million) [2]

End of the measurement period	1,891	2,463	–	–

The rollforward reports 15 months and 12 months for 2008 and 2007, respectively.
1 Including estimated future salary increase. 2 Exclusive of estimated future salary increases.

On December 4, 2008, the Group announced the accelerated implementation of its strategic plan and, as part of this plan, a headcount reduction. This resulted in a curtailment impact which reflected the reduction in the benefit obligation for the years of service no longer expected to be rendered. The curtailment related to the UK and US plans.

The total net amount recognized in other assets and other liabilities – other in the consolidated balance sheets as of December 31, 2008 and 2007 was an underfunding of CHF 272 million and CHF 168 million, respectively.

In 2008, the Bank made contributions of approximately CHF 179 million to the international single-employer defined benefit pension plans, including approximately CHF 140 million as a special contribution to the UK defined benefit plan. In 2009, the Bank expects to contribute CHF 29 million to the international single-employer defined benefit pension plans and CHF 7 million to other post-retirement defined benefit plans.

PBO and ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2008 and September 30, 2007, respectively. The significant increase from 2007 to 2008 primarily relates to the underfunded US pension plans as of the measurement date on December 31, 2008.

Defined benefit pension plans where PBO and ABO are in excess of plan assets
		PBO exceeds fair value of plan assets	[1]		ABO exceeds fair value of plan assets	[1]

Measurement date	2008	2007		2008	2007

CHF million

PBO	1,061	287		1,024	179

ABO	1,024	249		997	168

Fair value of plan assets	722	96		686	3

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service costs which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
		International single- employer defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2008	2007	2008	2007	2008	2007

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(501)	(404)	(37)	(46)	(538)	(450)

Prior service cost	(2)	(3)	8	10	6	7

Total	(503)	(407)	(29)	(36)	(532)	(443)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service costs recognized in AOCI during 2008 and 2007 and the amortization of the aforementioned items as components of net periodic pension cost for these periods.

Amounts recognized in other comprehensive income
			International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in 2008	Gross	Tax	Net	Gross	Tax	Net	Total net

Amounts recognized in other comprehensive income (CHF million)

Actuarial gains/(losses)	(226)	92	(134)	2	(1)	1	(133)

Amortization of actuarial gains/(losses)	39	(13)	26	9	(3)	6	32

Amortization of prior service cost	1	(1)	0	(2)	1	(1)	(1)

Immediate recognition due to curtailment	8	(3)	5	1	0	1	6

Total	(178)	75	(103)	10	(3)	7	(96)

in 2007	Gross	Tax	Net	Gross	Tax	Net	Total net

Amounts recognized in other comprehensive income (CHF million)

Actuarial gains/(losses)	357	(103)	254	(15)	9	(6)	248

Amortization of actuarial gains/(losses)	75	(25)	50	11	(5)	6	56

Amortization of prior service cost	1	(1)	0	(3)	1	(2)	(2)

Total	433	(129)	304	(7)	5	(2)	302

Amounts in AOCI, net of tax, expected to be amortized in 2009
in 2009	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial (gains)/losses	10	4

Amortization of prior service cost	0	(1)

Total	10	3

Assumptions
Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
		International single- employer defined benefit pension plans		Other post- retirement defined benefit plans

Measurement date	2008	2007	2008	2007

Net benefit pension cost (%)

Discount rate	5.9	5.2	6.2	5.8

Salary increases	4.5	4.4	–	–

Expected long-term rate of return on plan assets	7.6	7.3	–	–

Benefit obligation (%)

Discount rate	6.3	5.9	6.4	6.2

Salary increases	4.0	4.5	–	–

The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining other post-retirement defined benefit costs, an annual weighted-average rate of 11% in the cost of covered health care benefits was assumed for both 2008 and 2007. The rate is assumed to decrease gradually to 5% by 2013 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the amount of the accumulated post-retirement defined benefit obligation or expense in 2008 or 2007.

Plan assets and investment strategy
For further information, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
As of December 31, 2008 and September 30, 2007, there were no material amounts of Group debt and equity securities included in plan assets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans.

The following table shows the asset distribution as of the measurement date calculated based on the fair value at that date including the performance of each asset’s category.
Weighted-average asset allocation as of the measurement date
Measurement date	2008	2007

Weighted-average asset allocation (%)

Equity securities	39.1	58.3

Debt securities	34.7	20.4

Real estate	2.0	3.7

Alternative investments	21.2	14.6

Insurance	2.1	2.5

Liquidity	0.9	0.5

Total	100.0	100.0

The following table shows the expected target asset allocation for 2009 in accordance with the Bank’s investment strategy. The target asset allocation is used to determine the expected return on plan’s assets to be considered in the net periodic pension costs for 2009.

Weighted-average target asset allocation to be applied prospectively

December 31, 2008 (%)

Equity securities	51

Debt securities	33

Real estate	0

Alternative investments	14

Insurance	2

Liquidity	0

Total	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2009	71	8

2010	75	8

2011	77	8

2012	80	9

2013	83	9

Thereafter	456	50

Defined Contribution Pension Plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. The Bank’s contributions to these plans during 2008, 2007 and 2006 were CHF 249 million, CHF 256 million and CHF 247 million, respectively.

29 Derivatives and hedging activities
Details of fair value, cash flow and net investment hedges
in	2008	2007	2006

Fair value, cash flow and net investment hedges (CHF million)

Fair value hedges
Net gain/(loss) on the ineffective portion	68	14	2

Cash flow hedges
Net gain/(loss) on the ineffective portion	(1)	0	0

Expected reclassification from AOCI into earnings during the next 12 months	(7)	7	0

Net investment hedges
Net gain/(loss) on hedges included in AOCI	3,029	121	(93)

For further information, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
Credit derivatives
Credit derivative maximum potential payout by maturity
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2008 (CHF million)

Single name instruments	97,483	675,455	164,925	937,863

Multiname instruments	11,578	477,487	151,306	640,371

Total	109,061	1,152,942	316,231	1,578,234

Credit derivative exposure on sold protection
end of 2008	Maximum potential payout	Fair value	Recoveries

Single name instruments (CHF million)

Investment grade [1]	706,014	(47,541)	688,352

Non-investment grade	231,849	(48,822)	225,008

Total single name instruments	937,863	(96,363)	913,360

of which sovereigns	123,702	(13,274)	121,276

of which non-sovereigns	814,161	(83,089)	792,084

Multiname instruments (CHF million)

Investment grade [1]	527,971	(49,471)	519,432

Non-investment grade	112,400	(19,225)	109,399

Total multiname instruments	640,371	(68,696)	628,831

of which sovereigns	299	(139)	89

of which non-sovereigns	640,072	(68,557)	628,742

1 Based on internal ratings BBB and above.

For further information, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
30 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2008 (CHF million)

Credit guarantees and similar instruments	3,151	1,599	1,285	1,190	7,225	6,043		464	4,013

Performance guarantees and similar instruments	5,859	4,005	1,302	1,043	12,209	10,466		95	3,716

Securities lending indemnifications	28,541	0	0	0	28,541	28,541		0	28,541

Derivatives [2]	141,438	47,240	13,988	10,696	213,362	213,362		15,993	–	[3]

Other guarantees	3,559	413	209	221	4,402	4,322		7	1,888

Total guarantees	182,548	53,257	16,784	13,150	265,739	262,734		16,559	38,158

2007 (CHF million)

Credit guarantees and similar instruments	3,181	2,007	1,153	2,822	9,163	7,777		223	5,064

Performance guarantees and similar instruments	4,249	3,851	1,338	2,806	12,244	10,494		141	3,469

Securities lending indemnifications	40,006	0	0	0	40,006	40,006		0	40,006

Derivatives	127,332	234,805	522,879	233,832	1,118,848	1,118,848		37,853	–	[3]

Other guarantees	2,942	322	243	365	3,872	3,838		0	1,564

Total guarantees	177,710	240,985	525,613	239,825	1,184,133	1,180,963		38,217	50,103

1 Total net amount is computed as the gross amount less any participations. 2 Excludes credit derivatives within the scope of SFAS 133 and hybrid instruments that have embedded credit derivatives, as a result of the adoption of FSP FAS 133-1 and FIN 45-4. For further information, refer to Note 2 - Recently issued accounting standards in V - Consolidated financial statements - Credit Suisse Group. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Lease commitments

Lease commitments (CHF million)

2009	451

2010	417

2011	376

2012	335

2013	298

Thereafter	1,728

Future operating lease commitments	3,605

Less minimum non-cancellable sublease rentals	578

Total net future minimum lease commitments	3,027

Rental expense for operating leases
in	2008	2007	2006

Rental expense for operating leases (CHF million)

Minimum rental expense	459	680	673

Sublease rental income	(118)	(142)	(158)

Total net expenses for operating leases	341	538	515

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2008 (CHF million)

Irrevocable commitments under documentary credits	4,130	21	1	54	4,206	3,515		1,706

Loan commitments	175,075	19,911	23,889	7,502	226,377	220,243		149,121

Forward reverse repurchase agreements	28,139	0	0	0	28,139	28,139		28,139

Other commitments	4,625	516	921	714	6,776	6,776		184

Total other commitments	211,969	20,448	24,811	8,270	265,498	258,673		179,150

2007 (CHF million)

Irrevocable commitments under documentary credits	5,854	76	19	1	5,950	5,221		2,439

Loan commitments	180,390	14,946	30,742	11,251	237,329	237,077		160,978

Forward reverse repurchase agreements	40,403	0	0	0	40,403	40,403		40,403

Other commitments	2,603	593	465	1,205	4,866	4,866		346

Total other commitments	229,250	15,615	31,226	12,457	288,548	287,567		204,166

1 Total net amount is computed as the gross amount less any participations.

For further information, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.
31 Transfers of financial assets and variable interest entities
In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8. This FSP changed and expanded the disclosure requirements for the Bank’s involvement with transfers of financial assets and VIEs for December 31, 2008, but did not require retrospective application of the new disclosure. The disclosures for 2007 and 2006 have not been restated for the new disclosure requirements and therefore are not comparable to the 2008 disclosures.

Transfers of financial assets
Securitizations
For further information, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.
The following table provides the gains or losses and proceeds from the transfer of assets relating to the 2008 securitizations of financial assets treated as sales, along with the cash flows between the Bank and the QSPEs/SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred. Only those transactions which qualify for sales accounting and subsequent derecognition of the transferred assets under SFAS 140 and in which the Bank has continuing involvement with the entity as of December 31, 2008 are included in the table.

Securitizations
in 2008	QSPE	SPE

Gains/(losses) and cash flows (CHF million)

CMBS
Net gain/(loss) [1]	(4)	36

Proceeds from transfer of assets	674	463

Purchases of previously transferred financial assets or its underlying collateral	(173)	0

Servicing fees	2	0

Cash received on interests that continue to be held	273	0

RMBS
Net gain/(loss) [1]	56	0

Proceeds from transfer of assets	20,998	0

Purchases of previously transferred financial assets or its underlying collateral	(3)	0

Servicing fees	4	0

Cash received on interests that continue to be held	230	1

ABS [2]
Cash received on interests that continue to be held	3	19

CDO
Net gain/(loss) [1]	7	56

Proceeds from transfer of assets	929	683

Cash received on interests that continue to be held	0	44

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Securitizations (continued)
in	2007	2006

Gains/(losses) and proceeds from transfer of assets (CHF million)

CMBS
Net gain/(loss) [1]	527	704

Proceeds from transfer of assets	24,735	30,089

RMBS
Net gain/(loss) [1]	79	84

Proceeds from transfer of assets	37,562	46,023

ABS [2]
Net gain/(loss) [1]	11	50

Proceeds from transfer of assets	3,844	5,503

CDO
Net gain/(loss) [1]	60	120

Proceeds from transfer of assets	3,758	10,343

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest revenues on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Other structuring and financing activities
The following table provides the gains or losses relating to the 2008 transfers of financial assets treated as sales which were not securitizations, along with the cash flows between the Bank and the SPEs used in such transfers in which the Bank had continuing involvement as of December 31, 2008 regardless of when the transfer of assets occurred.

Other structuring and financing activities
in 2008	SPE

Gains/(losses) and cash flows (CHF million)

Other structuring
Net gain/(loss) [1]	1

Proceeds from transfer of assets	574	[2]

Cash received on interests that continue to be held	254

Financing
Net gain/(loss) [1]	21

Proceeds from transfer of assets	5,489

Cash received on interests that continue to be held	1,061

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest revenues on assets prior to structuring or financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the structuring or financing activity pricing date and the sale price of the loans. 2 Includes CHF 38 million relating to QSPEs.

Continuing involvement in transferred financial assets
For further information, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.
The following table provides the outstanding principal balance of assets to which the Bank continues to be exposed after the transfer of the financial assets to any QSPE/SPE and the total assets of the QSPE/SPE, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of QSPEs/SPEs resulting from continuing involvement
end of 2008	QSPE		SPE

CHF million

CMBS
Principal amount outstanding	57,606	[1]	2,247

Total assets of QSPE/SPE	70,769		2,247

RMBS
Principal amount outstanding	102,515		1,515

Total assets of QSPE/SPE	102,515		1,515

ABS
Principal amount outstanding	6,282		1,614

Total assets of QSPE/SPE	6,282		1,614

CDO
Principal amount outstanding	1,624		36,807	[1]

Total assets of QSPE/SPE	1,624		37,404

Other structuring
Principal amount outstanding	1,456		6,372	[1,2]

Total assets of QSPE/SPE	1,456		8,238	[2]

Financing
Principal amount outstanding	0		16,040

Total assets of QSPE/SPE	0		16,040

1 Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties. 2 Includes CHF 39 million relating to fund-linked products.

The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2008.
Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs as of December 31
end of 2008	CMBS	[1]	RMBS	ABS	CDO	[2]	Other structuring	Financing

CHF million, except where indicated

Fair value of beneficial interests	1,581		810	32	548		2,424	2,887

of which non-investment grade	44		65	2	40		2,300	1,930

Weighted-average life, in years	2.2		3.5	3.0	9.0		2.5	3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.1-60.4	8.0	5.0-20.0		–	–

Impact on fair value from 10% adverse change	–		(14.3)	(3.8)	(0.4)		–	–

Impact on fair value from 20% adverse change	–		(28.5)	(4.4)	(0.7)		–	–

Cash flow discount rate (rate per annum), in % [4]	5.1-55.2		2.2-51.8	21.6-50.5	2.7-59.3		0.8-10.4	2.9-7.7

Impact on fair value from 10% adverse change	(27.7)		(19.5)	(4.3)	(3.3)		(7.9)	(6.2)

Impact on fair value from 20% adverse change	(54.8)		(38.9)	(5.2)	(6.6)		(15.2)	(12.5)

Expected credit losses (rate per annum), in %	2.8-52.3		2.9-46.1	4.5	4.6-56.7		4.6-15.8	–

Impact on fair value from 10% adverse change	(25.3)		(15.5)	(4.0)	(2.2)		(17.1)	–

Impact on fair value from 20% adverse change	(50.0)		(30.9)	(4.2)	(4.2)		(26.9)	–

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment under SFAS 140 was not achieved.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved end of 2008

CHF million

RMBS
Other assets	768

Liability to SPE, included in Other liabilities	(768)

ABS
Trading assets	19

Other assets	520

Liability to SPE, included in Other liabilities	(539)

CDO
Trading assets	139

Other assets	1,868

Liability to SPE, included in Other liabilities	(2,007)

Other structuring
Trading assets	430

Liability to SPE, included in Other liabilities	(430)

Financing
Other assets	50

Liability to SPE, included in Other liabilities	(50)

Variable interest entities
For further information, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.
Financial intermediation
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank has consolidated all VIEs related to financial intermediation for which it is the primary beneficiary. Approximately 55% of the total assets related to investment structures which the Bank sponsors, manages and distributes.

The Bank’s involvement in tailored lending arrangements accounted for approximately 11% of the total assets and approximately 3% of the maximum exposure to loss for non-consolidated financial intermediation VIEs.

The Bank acts as an underwriter and market maker, liquidity provider, derivative counterparty or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Bank has exposure to third-party securitization VIEs as a result of the securities purchased from its money market funds in 2008 and 2007. In 2008, such VIEs accounted for approximately 43% of the total assets and approximately 63% of the maximum exposure to loss of non-consolidated financial intermediation VIEs.

The Bank’s involvement in investment structures and other financial intermediation activities which the Bank sponsors, manages and distributes accounted for approximately 46% of the total assets and approximately 34% of the maximum exposure to loss of non-consolidated financial intermediation VIEs.

Consolidated and non-consolidated VIEs
The following tables provide the carrying amount and classification of assets and liabilities of variable interests of consolidated VIEs where the Bank is considered the primary beneficiary in 2008 and the total assets of consolidated VIEs by type of VIE in 2008 and 2007.

Consolidated VIEs
end of 2008	CDO	Financial inter- mediation

Assets of consolidated VIEs (CHF million)

Cash and due from banks	413	631

Trading assets	1,255	10,538

Investment securities	0	114

Other investments	0	2,467

Net loans	649	939

Other assets	1,114	2,310

Total assets	3,431	16,999

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	202	1,148

Long-term debt	1,211	4,063

Other liabilities	1,603	6,627

Total liabilities	3,016	11,838

end of 2007	CDO	CP Conduit	Financial inter- mediation

Assets of consolidated VIEs (CHF million)

Total assets of consolidated VIEs	6,672	1	17,397

The following tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Bank’s consolidated balance sheets, the maximum exposure to loss and the total assets of the non-consolidated VIEs. For 2008, the table includes all VIEs in which the Bank held a variable interest. For 2007, the table includes only those VIEs in which the Bank held a significant variable interest. The increase in 2008 in the total assets of non-consolidated VIEs and the maximum exposure to loss was due to the inclusion of all VIEs in which the Bank held a variable interest rather than only those in which the Bank held a significant variable interest.

Non-consolidated VIEs
end of 2008	CDO	CP Conduit	Financial inter- mediation

Assets of variable interests (CHF million)

Trading assets	9,387	0	28,277

Loans	605	1,162	8,393

Other assets	0	6	79

Total assets of variable interests	9,992	1,168	36,749

Liabilities of variable interests (CHF million)

Trading liabilities	9,177	88	20,004

Other liabilities	0	118	0

Total liabilities of variable interests	9,177	206	20,004

Maximum exposure to loss (CHF million)

Maximum exposure to loss	10,988	11,696	124,099

Assets of non-consolidated VIEs (CHF million)

Total assets of non-consolidated VIEs	136,410	9,099	771,640

end of 2007	CDO	CP Conduit	Financial inter- mediation

Maximum exposure to loss and assets of non-consolidated VIEs (CHF million)

Maximum exposure to loss	2,453	17,347	20,556

Total assets	16,360	12,642	99,288

32 Financial instruments
For further information, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.
Assets and liabilities measured at fair value on a recurring basis
end of 2008	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0		164,743

Securities received as collateral	28,476	1,279	0	0		29,755

Trading assets	151,801	1,161,348	51,093	(1,022,861)		341,381

Investment securities	10,526	931	0	0		11,457

Other investments	1,181	4,808	18,831	0		24,820

Loans	0	18,005	14,309	0		32,314

Other intangible assets	0	0	113	0		113

Other assets	4,017	16,504	13,645	(100)		34,066

Total assets at fair value	196,001	1,367,618	97,991	(1,022,961)		638,649

Liabilities (CHF million)

Due to banks	0	3,573	3	0		3,576

Customer deposits	0	1,975	0	0		1,975

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0		174,975

Obligation to return securities received as collateral	28,476	1,279	0	0		29,755

Trading liabilities	61,039	1,076,261	23,593	(1,007,175)		153,718

Short-term borrowings	0	2,195	350	0		2,545

Long-term debt	0	52,216	23,853	0		76,069

Other liabilities	0	21,673	3,249	(647)		24,275

Total liabilities at fair value	89,515	1,334,147	51,048	(1,007,822)		466,888

Net assets/liabilities at fair value	106,486	33,471	46,943	(15,139)	[2]	171,761

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 In accordance with the provisions of FSP FIN 39-1, the Bank offset cash collateral receivables and payables of CHF 51.3 billion and CHF 36.2 billion, respectively, as of the end of 2008 against the derivative positions. The Bank adopted the provisions of FSP FIN 39-1 on a prospective basis as of January 1, 2008.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2007	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobserv- able inputs (level 3)	Impact of netting	[1]	Total at fair value

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	183,719	0	0		183,719

Securities received as collateral	25,576	3,152	0	0		28,728

Trading assets	253,052	562,940	60,622	(346,489)		530,125

Investment securities	13,393	874	0	0		14,267

Other investments	565	6,893	17,622	0		25,080

Loans	0	25,409	5,638	0		31,047

Other intangible assets	0	0	179	0		179

Other assets	4,091	37,221	8,080	(94)		49,298

Total assets at fair value	296,677	820,208	92,141	(346,583)		862,443

Liabilities (CHF million)

Due to banks	0	6,342	6	0		6,348

Customer deposits	0	5,551	0	0		5,551

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	140,424	0	0		140,424

Obligation to return securities received as collateral	25,576	3,152	0	0		28,728

Trading liabilities	111,632	415,885	19,599	(346,541)		200,575

Short-term borrowings	0	7,426	694	0		8,120

Long-term debt	0	76,053	31,237	0		107,290

Other liabilities	0	24,090	173	(42)		24,221

Total liabilities at fair value	137,208	678,923	51,709	(346,583)		521,257

Net assets/liabilities at fair value	159,469	141,285	40,432	0		341,186

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3
2008	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	5,633	17,622		49,556		72,811

Net realized/unrealized gains/(losses) included in net revenues	5,920	(2,147)		(20,580)		(16,807)

Purchases, sales, issuances and settlements	(6,638)	3,662		152		(2,824)

Transfers in and/or out of level 3	(3,302)	813		27,675		25,186

Foreign currency translation impact included in net revenues	(277)	(1,119)		(2,436)		(3,832)

Balance at end of period	1,336	18,831	[1]	54,367	[2]	74,534

Liabilities (CHF million)

Balance at beginning of period	–	–		32,379		32,379

Net realized/unrealized gains/(losses) included in net revenues	–	–		(5,795)		(5,795)

Purchases, sales, issuances and settlements	–	–		(4,123)		(4,123)

Transfers in and/or out of level 3	–	–		7,029		7,029

Foreign currency translation impact included in net revenues	–	–		(1,899)		(1,899)

Balance at end of period	–	–		27,591	[3]	27,591

Net	1,336	18,831		26,776		46,943

Total realized/unrealized gains/(losses) included in net revenues	5,920	(2,147)		(14,785)		(11,012)

1 Substantially all in private equity investments; includes also life finance contracts. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

2007	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	192	14,722		10,701		25,615

Net realized/unrealized gains/(losses) included in net revenues	7,354	5,080		(4,058)		8,376

Purchases, sales, issuances and settlements	523	(557)		27,444		27,410

Transfers in and/or out of level 3	(1,932)	(195)		17,800		15,673

Foreign currency translation impact included in net revenues	(504)	(1,428)		(2,331)		(4,263)

Balance at end of period	5,633	17,622	[1]	49,556	[2]	72,811

Liabilities (CHF million)

Balance at beginning of period	–	–		27,939		27,939

Net realized/unrealized gains/(losses) included in net revenues	–	–		1,345		1,345

Purchases, sales, issuances and settlements	–	–		14,793		14,793

Transfers in and/or out of level 3	–	–		(8,388)		(8,388)

Foreign currency translation impact included in net revenues				(3,310)		(3,310)

Balance at end of period	–	–		32,379	[3]	32,379

Net	5,633	17,622		17,177		40,432

Total realized/unrealized gains/(losses) included in net revenues	7,354	5,080		(5,403)		7,031

1 Substantially all in private equity investments. 2 Includes primarily RMBS, CMBS and CDO. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
				2008			2007

in	Trading revenues		Other revenues	Total revenues	Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(8,767)	[1]	(2,245)	(11,012)	2,145	4,886	7,031

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,729)		(2,982)	(5,711)	1,852	2,588	4,440

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Non-recurring fair value changes
Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2008 and 2007, CHF 3.0 billion and CHF 6.3 billion, respectively, of loans were recorded at fair value, of which CHF 0.3 billion and CHF 5.7 billion, respectively, were classified as level 2 and CHF 2.6 billion and CHF 0.6 billion, respectively, were classified as level 3.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
			2008			2007

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	131	229	(98)	0	0	0

Non-accrual loans	843	2,017	(1,174)	232	459	(227)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	164,743	163,683	1,060	183,719	183,303	416

Loans	32,314	37,327	(5,013)	31,047	31,517	(470)

Other assets	16,644	27,557	(10,913)	33,936	35,420	(1,484)

Due to banks and customer deposits	(1,351)	(1,397)	46	(5,805)	(5,798)	(7)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(174,975)	(174,631)	(344)	(140,424)	(140,436)	12

Short-term borrowings	(2,545)	(3,146)	601	(8,120)	(8,409)	289

Long-term debt	(76,069)	(85,872)	9,803	(107,290)	(107,323)	33

Other liabilities	(2,637)	(5,184)	2,547	(3,648)	(3,646)	(2)

Gains and losses on financial instruments
	2008		2007

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	11,399	[1]	19,466	[1]

Trading loans	108	[2]	117	[1]

of which related to credit risk	40		(113)

Other investments	(404)	[3]	44	[2]

of which related to credit risk	10		0

Loans	(4,028)	[2]	1,345	[1]

of which related to credit risk	(5,146)		(408)

Other assets	(6,509)	[2]	955	[1]

of which related to credit risk	(8,914)		(1,264)

Due to banks and customer deposits	(49)	[1]	(258)	[1]

of which related to credit risk	57		5

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(8,537)	[1]	(21,151)	[1]

Short-term borrowings	93	[2]	0

of which related to credit risk	9		0

Long-term debt	10,674	[2]	(5,567)	[2]

of which related to credit risk	4,655		1,038

Other liabilities	(1,542)	[2]	(1,402)	[2]

of which related to credit risk	(631)		(1,402)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues.

Book and estimated fair values of financial instruments
		2008		2007

end of	Book value	Fair value	Book value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	269,013	269,013	296,341	296,366

Securities received as collateral	29,755	29,755	28,728	28,728

Trading assets	341,381	341,381	530,125	530,125

Investment securities	11,681	11,680	14,515	14,516

Loans	220,392	222,072	221,570	221,995

Other financial assets [1]	253,073	253,020	220,337	220,328

Financial liabilities (CHF million)

Due to banks and deposits	341,958	341,623	414,577	418,441

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	243,970	243,936	300,476	300,451

Obligation to return securities received as collateral	29,755	29,755	28,728	28,728

Trading liabilities	153,718	153,718	200,575	200,575

Short-term borrowings	10,182	10,151	14,398	14,396

Long-term debt	148,550	144,116	157,282	157,404

Other financial liabilities [2]	175,931	175,923	161,815	161,857

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

33 Assets pledged or assigned
end of	2008	2007

Assets pledged or assigned (CHF million)

Book value of assets pledged and assigned as collateral	161,624	267,493

of which assets provided with the right to sell or repledge	90,215	180,475

Fair value of collateral received with the right to sell or repledge	515,031	619,913

of which sold or repledged	454,152	508,442

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	40,870	16,220

Swiss National Bank required minimum liquidity reserves	1,819	1,699

34 Capital adequacy
The Bank is subject to regulation by the FINMA. Since January 1, 2008, the Bank has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision, known as Basel II, as implemented by the FINMA. These standards affect the measurement of both risk-weighted assets and eligible capital. The Bank has based its capital adequacy calculations on US GAAP, as permitted by the FINMA circular 2008/34. The FINMA has advised the Bank that it may continue to include as tier 1 capital CHF 4.6 billion of equity from special purpose entities which are deconsolidated under FIN 46(R) as of December 31, 2008.

As of December 31, 2008 and 2007, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
For further information, refer to Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group.
BIS data (risk-weighted assets, capital and ratios)
		Basel II	Basel I	Basel II % change

end of	2008	2007	2007	08 / 07

Risk-weighted assets (CHF million)

Credit risk	169,561	240,843	253,313	(30)

Non-counterparty-related risk	6,370	6,648	6,602	(4)

Market risk	39,108	33,869	33,680	15

Operational risk	30,137	29,197	–	3

Risk-weighted assets	245,176	310,557	293,595	(21)

Eligible capital (CHF million)

Tier 1 capital	34,192	29,828	32,254	15

Tier 2 capital	13,647	11,064	13,104	23

Less reductions	–	–	(1,040)	–

Total eligible capital	47,839	40,892	44,318	17

Capital ratios (%)

Tier 1 ratio	13.9	9.6	11.0	–

Total capital ratio	19.5	13.2	15.1	–

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2008, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2008, the Bank was not subject to restrictions on its ability to pay dividends.

35 Litigation
For further information, refer to Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group.
36 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2008

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	679.4

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) AG	Frankfurt, Germany	EUR	74.8

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	42.1

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[1]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	0.0

100		Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3

100		Credit Suisse Asset Management (France) S.A.	Paris, France	EUR	31.6

100		Credit Suisse Asset Management (Polska) S.A.	Warsaw, Poland	PLN	5.6

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.1

100		Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100		Credit Suisse Asset Management Fund Service (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A: S.R.G.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Funds UK Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	925.5

100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	CHF	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Futures (Hong Kong) Limited	Hong Kong, China	HKD	265.8

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100		Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.0

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	896.1

100		Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,527.0

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,311.8

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

92	[2]	Credit Suisse International	London, United Kingdom	USD	3,132.0

83		Asset Management Finance LLC	Wilmington, United States	USD	341.0

58	[3]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 2 20% of voting rights and 8% of equity interest held directly by Credit Suisse Group AG. 3 42% of voting rights held directly by Credit Suisse Group AG. 4 Majority interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2008

14	[1]	Absolute Invest Ltd.	Zug, Switzerland

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

33		Credit Suisse Founder Securities Limited	Beijing, China

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

30		Woori Credit Suisse Asset Management Co., Ltd.	Seoul, South Korea

1 The Bank retains significant influence through Board of Directors representation.

37 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
For further information, refer to Note 41 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view) in V – Consolidated financial statements – Credit Suisse Group.

38 Risk assessment
In accordance with the Swiss Code of Obligations the following disclosure provides information regarding the risk assessment process, which was in place for the reporting period and followed by the Board of Directors.

The primary objectives of risk management are to protect the financial strength and reputation of the Bank, while ensuring that capital is well deployed to support business activities and grow shareholder value. The risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within set limits in a transparent and timely manner.

The Board of Directors is responsible for the strategic direction, supervision and control of the Bank and for defining our overall tolerance for risk. The Board of Directors has delegated certain responsibilities regarding risk management and oversight to the Risk Committee and to the Executive Board.

The Risk Committee of the Board of Directors is responsible for assisting the Board in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital structure, including the regular assessment and review of major risk exposures and the approval of risk limits.

Within the Executive Board of the Bank, the CRO is responsible for providing risk management oversight and for establishing an organizational basis to manage all risk management matters. The CARMC and the Risk Processes and Standards Committee have been established to assist the Executive Board and the CRO, and certain responsibilities regarding risk management and oversight have been delegated to these committees. The CRO provided periodic risk reports to the CARMC and the Executive Board, which formed the basis of their risk assessments and reviews.

During the reporting period the Board of Directors and its Risk Committee performed risk assessments in accordance with established policies and procedures.
Controls and procedures
Evaluation of disclosure controls and procedures
The Bank has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Bank CEO and CFO, pursuant to Rule 13(a)-15(a) under the Securities Exchange Act of 1934 (the Exchange Act). There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As of December 31, 2007, the controls over the valuation of ABS positions in the CDO trading business in Investment Banking relating to the supervision and monitoring of the initial valuations of these positions by trading personnel and the related price testing and supervision by product control, which is segregated from trading, were not effective. The Bank’s price testing of these positions included modeling techniques that failed to accurately value these positions. This material weakness was remediated by the end of 2008 as described under Remediation of prior material weakness in internal control over financial reporting below. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Bank’s annual or interim financial statements will not be prevented or detected on a timely basis.

The CEO and CFO concluded that, as of December 31, 2008, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

Management report on internal control over financial reporting
The management of the Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Bank’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2008 using the criteria issued by the COSO in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2008.
KPMG Klynveld Peat Marwick Goerdeler SA, the Bank’s independent auditors, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2008, as stated in their report, which follows.

Remediation of prior material weakness in internal control over financial reporting
In 2008, the Bank was actively engaged in the implementation of remediation efforts to address the material weakness relating to mismarks and pricing errors by a small number of traders in certain ABS positions in CDO trading in our structured product business within Investment Banking that existed as of the end of 2007.

The Executive Board assigned the highest priority to the prompt remediation of this material weakness. The Bank’s remediation efforts were governed by a steering committee, under the direction of the Bank CRO and included other members of the Executive Board as well as senior management staff. During 2008, the status of remediation was reviewed by the Audit Committee, which received regular reports on issues encountered and key decisions reached by Bank’s management.

During 2008, Bank’s management took the following key actions to remediate this material weakness:
Front office Investment Banking: supervisory framework
– Reassigned certain trading responsibilities;
– Enhanced and completed supervisory mandates, including orientation and training on changes in supervisory responsibilities and escalation procedures;
– Implemented supervisory responsibility monitoring processes, including IT tracking tools; and
– Rolled out mandatory firm-wide training on effective supervision.
Product control: valuation governance
– Established an additional senior valuation governance Bank to, among other things, improve coordination among trading, product control and RMM;
– Developed a review process to further integrate valuation processes;
– Improved the scope and granularity of price testing reports;
– Defined additional benchmarks for all key unobservable inputs; and
– Strengthened the formal price testing methodology approval process.
RMM: Improved integration of RMM view and trading profit and loss
– Designed and implemented a daily risk-based valuation and profit and loss estimation processes.
We also strengthened personnel and added other resources. By the end of 2008, these key controls were designed and tested to ensure they were operating effectively.
Changes in internal control over financial reporting
Changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Bank’s internal control over financial reporting have been described above.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse, Zurich
We have audited Credit Suisse and subsidiaries’ (the “Bank”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Bank’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder’s equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2008 and our report dated March 18, 2009, expressed an unqualified opinion on those consolidated financial statements.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 18, 2009
VIII – Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditors
Financial review
Statements of income
Balance sheets
Off-balance sheet business
Notes to the financial statements
Proposed appropriation of retained earnings
Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse, Zurich
As statutory auditor, we have audited the financial statements of Credit Suisse (the “Bank”), which comprise the balance sheet, income statement and notes for the year ended December 31, 2008.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Bank’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2008 comply with Swiss law and the Bank’s articles of incorporation.

Report on Other Legal and Regulatory Requirements
We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) (Switzerland) and independence (article 728 CO and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the board of directors.

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Bank’s articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Philipp Rickert Manfred Suppan
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 18, 2009
Financial review
The Credit Suisse (Bank) parent company (the Bank parent company) recorded net operating income of CHF 9,175 million in 2008, compared to CHF 12,804 million in 2007. After deduction of operating expenses totaling CHF 5,412 million, representing a decrease of 21% in comparison with 2007, gross operating profit was CHF 2,148 million, or 36%, lower than in 2007 and amounted to CHF 3,763 million.

Depreciation of non-current assets of CHF 4,753 million, and valuation adjustments, provisions and losses of CHF 1,179 million resulted in a loss before extraordinary items and taxes of CHF 2,169 million. The Bank parent company recorded a net loss of CHF 2,240 million in 2008, compared to a net profit of CHF 3,625 million in 2007.

Net interest income for 2008 increased CHF 295 million, or 6%, to CHF 5,050 million compared to 2007. Net commission and service fee activities decreased CHF 1,101 million, or 19%, to CHF 4,594 million. The Bank parent company reported a net trading loss of CHF 980 million compared to net trading income of CHF 1,554 million in 2007. The Bank parent company reported net other ordinary income of CHF 511 million, a decrease of CHF 289 million, or 36%, compared to 2007.

Operating expenses were down CHF 1,481 million, or 21%, to CHF 5,412 million compared to 2007. Personnel expenses decreased by CHF 1,267 million, or 24%, to CHF 3,938 million. Property, equipment and administrative costs totaled CHF 1,474 million, a decrease of CHF 214 million, or 13%, compared to 2007. Extraordinary expenses of CHF 363 million were recorded in 2008, of which CHF 361 million related to prior period.

In 2008, 750,000 participation certificates, at par value CHF 0.01 each, were issued, including a premium of CHF 2,962 million.
At the AGM on April 24, 2009, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.
Statements of income

	Reference to notes		in

		2008	2007

Net interest income (CHF million)

Interest and discount income		21,946	27,470

Interest and dividend income from trading portfolio		2,144	2,190

Interest and dividend income from financial investments		254	137

Interest expense		(19,294)	(25,042)

Net interest income		5,050	4,755

Net commission and service fee activities (CHF million)

Commission income from lending transactions		509	854

Securities and investment commissions		4,072	4,859

Other commission and fee income		681	704

Commission expense		(668)	(722)

Net commission and service fee activities		4,594	5,695

Net trading income/(loss)	3	(980)	1,554

Net other ordinary income (CHF million)

Income from the disposal of financial investments		91	451

Income from participations		311	855

Income from real estate		32	33

Other ordinary income		637	362

Other ordinary expenses		(560)	(901)

Net other ordinary income		511	800

Net operating income		9,175	12,804

Operating expenses (CHF million)

Personnel expenses		3,938	5,205

Property, equipment and administrative costs		1,474	1,688

Total operating expenses		5,412	6,893

Gross operating profit		3,763	5,911

Depreciation of noncurrent assets		4,753	1,251

Valuation adjustments, provisions and losses		1,179	514

Operating profit/(loss)		(2,169)	4,146

Extraordinary income	3	19	308

Extraordinary expenses	3	(363)	0

Taxes		273	(829)

Net profit/(loss)		(2,240)	3,625

Balance sheets

	Reference to notes		end of

		2008	2007

Assets (CHF million)

Cash and other liquid assets		68,010	4,027

Money market papers		5,310	9,177

Due from banks		208,964	247,714

Due from customers		201,661	241,880

Mortgages		94,386	96,256

Securities and precious metals trading portfolio		41,140	58,288

Financial investments		6,113	8,198

Participations		16,361	17,827

Tangible fixed assets		3,042	2,911

Intangible assets		1,052	806

Accrued income and prepaid expenses		3,155	4,246

Other assets		37,707	24,272

Total assets		686,901	715,602

of which subordinated amounts receivable		614	534

of which amounts receivable from group companies and qualified shareholders		305,378	368,907

Liabilities and shareholder's equity (CHF million)

Liabilities in respect of money market papers		38,210	61,546

Due to banks		220,203	204,934

Due to customers, savings and investment deposits		34,754	32,943

Due to customers, other deposits		237,754	286,970

Medium-term notes		1,105	941

Bonds and mortgage-backed bonds		79,617	60,127

Accrued expenses and deferred income		5,888	8,367

Other liabilities		31,435	19,995

Valuation adjustments and provisions	7	1,548	1,527

Total liabilities		650,514	677,350

Share and participation capital	8	4,400	4,400

General legal reserves		22,063	18,849

Other reserves		610	610

Retained earnings carried forward		11,554	10,768

Net profit/(loss)		(2,240)	3,625

Total shareholder's equity	10	36,387	38,252

Total liabilities and shareholder's equity		686,901	715,602

of which subordinated amounts payable		27,091	17,776

of which amounts payable to group companies and qualified shareholders		186,556	156,730

Off-balance sheet business

end of	2008	2007

CHF million

Contingent liabilities	198,100	151,983

Irrevocable commitments	71,490	108,950

Liabilities for calls on shares and other equity instruments	16	18

Confirmed credits	428	183

Fiduciary transactions	15,679	30,185

Derivative financial instruments (CHF million)

Gross positive replacement values	138,582	59,377

Gross negative replacement values	133,777	55,029

Contract volume	4,097,689	4,485,016

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

Contingent liabilities to other Bank entities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off-balance sheet section of the financial statements. In some instances, the Bank parent company’s exposure is not defined as an amount but relates to specific circumstances as the solvability of subsidiaries or the performance of a service.

Further, as shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Bank parent company has a joint and several unlimited obligations to meet any insufficiency in the assets in the event of liquidation.

Notes to the financial statements
1 Description of business activities
The Bank parent company is a Swiss Bank with total assets of CHF 686.9 billion and shareholder’s equity of CHF 36.4 billion as of December 31, 2008.
The Bank is a 100% subsidiary of Credit Suisse Group. For a description of its business activities, refer to I – Information on the company.
2 Accounting and valuation policies
Basis for accounting
The Bank parent company’s stand alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the FINMA Circular 2008/2, “Accounting guidelines for banks” (Swiss GAAP statutory).

The Bank’s consolidated financial statements are prepared in accordance with US GAAP. For a detailed description of the Bank’s accounting and valuation principles, refer to Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).

For significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view), refer to Note 37 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view) in VII – Consolidated financial statements – Credit Suisse (Bank). Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).

Foreign currency translations
For US GAAP purposes, foreign currency translation adjustments for available-for-sale securities are reported in AOCI, which is part of total shareholder’s equity, whereas for Swiss GAAP statutory they are included in the income statement.

Share-based compensation
Under US GAAP, share-based compensation plans are treated as equity awards. Under Swiss GAAP statutory, such plans are treated as liability awards.
Derivatives used for hedging purposes
Cash flow hedges
For US GAAP purposes, the effective portion of a cash flow hedge is reported in AOCI. For Swiss GAAP statutory purposes, the effective portion of a cash flow hedge is reported in the compensation account, which is part of other assets or other liabilities.

Fair value hedges
Under US GAAP, the full amount of unrealized losses on derivatives classified as hedging instruments and the corresponding gains on available-for-sale securities as hedged items are recognized in income. Under Swiss GAAP statutory, the amount representing the portion above historical cost of financial investments as hedged item is recorded in the compensation account.

Deferred taxes
US GAAP allows the recognition of deferred tax assets on net operating loss carry forwards. Such recognition is not allowed for Swiss GAAP statutory purposes.
Participations
The portfolio valuation method is applied to the participation positions.
Undisclosed reserves
Unlike US GAAP, Swiss GAAP statutory financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the income statement. Such undisclosed reserves arise from recording excessive provisions and loan loss reserves. In addition, such undisclosed reserves arise if provisions and loan reserves, which are no longer necessary, are not written back to income.

Valuation adjustments on financial investments
Valuation adjustments relating to impairments in creditworthiness on financial investments held-to-maturity are recognized in other ordinary expenses/income.
Notes on risk management
For information on the Bank parent company’s policy with regard to risk management and the use of financial derivatives, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet and Note 29 – Derivatives and hedging activities in VII – Consolidated financial statements – Credit Suisse (Bank).

3 Additional information on the parent company income statement
in	2008	2007

Net trading income (CHF million)

Income/(loss) from trading in interest-related instruments	(3,452)	(1,015)

Income/(loss) from trading in equity instruments	(610)	248

Income from foreign exchange and banknote trading	3,265	1,837

Income from precious metal trading	60	43

Other gain/(loss) from trading	(243)	441

Total net trading income/(loss)	(980)	1,554

in	2008	2007

Extraordinary income and expenses (CHF million)

Gains realized on the disposal of participations	19	308

Extraordinary income	19	308

Losses realized on the disposal of participations	(2)	0

Other extraordinary expenses	(361)	0

Extraordinary expenses	(363)	0

Total net extraordinary income and expenses	(344)	308

4 Pledged assets and assets under reservation of ownership
end of	2008	2007

Pledged assets and assets under reservation of ownership (CHF million)

Assets pledged and assigned as collateral	11,617	15,017

Actual commitments secured	6,529	2,481

5 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2008	2007

Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)

Due from banks	10,388	36,649

Due from customers	4,860	17,434

Cash collateral paid for securities borrowed and reverse repurchase agreements	15,248	54,083

Due to banks	21,154	32,915

Due to customers	674	1,202

Cash collateral received for securities lent and repurchase agreements	21,828	34,117

Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	5,252	11,343

of which transfers with the right to repledge or resell	4,999	11,343

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to sell or repledge	75,085	173,326

of which resold or repledged	68,178	127,582

6 Liabilities due to own pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2008 and 2007 of CHF 1,220 million and CHF 668 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheets.

7 Valuation adjustments and provisions
in	Total 2007	Utilized for purpose	Recoveries, endangered interest, currency differences	New charges to income statement	Releases to income statement	Total 2008

Valuation adjustments and provisions (CHF million)

Provisions for deferred taxes	269	0	(51)	148	(17)	349

Valuation adjustments and provisions for default risks	968	(158)	28	837	(191)	1,484

Valuation adjustments and provisions for other business risks [1]	104	(23)	(1)	33	(9)	104

Other provisions [2,3]	1,154	(96)	7	513	(483)	1,095

Subtotal	2,226	(277)	34	1,383	(683)	2,683

Total valuation adjustments and provisions	2,495	(277)	(17)	1,531	(700)	3,032

Less direct charge-offs against specific assets	(968)					(1,484)

Total valuation adjustments and provisions as shown in the balance sheet	1,527					1,548

1 Provisions are not discounted due to short-term nature. 2 Provisions in respect of litigation claims were CHF 49 million and CHF 50 million as of December 31, 2008 and 2007, respectively. 3 No provisions for defined benefit pension cost included.

8 Composition of share and participation capital and authorized capital
		2008			2007

	Quantity	Total nominal value CHF million	[1]	Quantity	Total nominal value CHF million	[1]

Registered shares (at CHF 100)

Capital on January 1	43,996,652	4,400		43,996,652	4,400

Capital on December 31	43,996,652	4,400		43,996,652	4,400

Participation certificates (at CHF 0.01)

Participation certificates on January 1	0	0		0	0

Participation certificates on December 31	750,000	0		0	0

1 The dividend eligible capital equals the total nominal value.

9 Major shareholders and groups of shareholders
			2008			2007

end of	Quantity	Total nominal value CHF million	Share %	Quantity	Total nominal value CHF million	Share %

Major shareholders and groups of shareholders

Credit Suisse Group AG 1	43,996,652	4,400	100%	43,996,652	4,400	100%

1 On October 16, 2008, Credit Suisse Group AG announced that it raised additional tier 1 capital from a small group of investors. In connection with this announcement, Qatar Holding LLC, a company controlled by the Qatar Investment Authority, reported on October 22, 2008 that it now holds 99.8 million shares, or 8.90%, of the registered shares in Credit Suisse Group AG. The Group was informed through disclosure notifications on September 19 and 20, 2006 that AXA S.A.’s holdings were 84.7 million shares, or 6.98%, of the registered shares in Credit Suisse Group AG. No further notification from AXA has been received as of December 31, 2008.

10 Shareholder’s equity
	2008	2007

Shareholder's equity (CHF million)

Share capital	4,400	4,400

General legal reserves	18,849	18,849

Other reserves	610	610

Retained earnings	14,393	10,778

of which carried forward from previous year	10,768	7,091

of which net profit	3,625	3,687

Total shareholder's equity as of January 1	38,252	34,637

Issuance of participation certificates (including premium)	2,962	0

Other changes	13	0

Dividend	(2,600)	(10)

Net profit/(loss)	(2,240)	3,625

Total shareholder's equity as of December 31 (before profit allocation)	36,387	38,252

Share and participation capital	4,400	4,400

General legal reserves	22,063	18,849

Other reserves	610	610

Retained earnings	9,314	14,393

of which carried forward from previous year	11,554	10,768

of which net profit/(loss)	(2,240)	3,625

Total shareholder's equity as of December 31 (before profit allocation)	36,387	38,252

11 Amounts receivable from and payables to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2008	2007

Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company's governing bodies (CHF million)

Amounts receivable from affiliated companies	6,840	8,367

Amounts payable to affiliated companies	22,903	21,393

Loans to members of the Bank parent company's governing bodies	37	36

12 Significant transactions with related parties
Transactions with related parties (such as securities transactions, payment transfer services, borrowings and compensation for deposits) are carried out at arm’s length.
13 Fire insurance value of tangible fixed assets
end of	2008	2007

Fire insurance value of tangible fixed assets (CHF million)

Real estate	3,226	3,115

Other fixed assets	369	396

14 Liabilities for future payments in connection with operating leases
end of	2008	2007

Liabilities for future payments in connection with operating leases (CHF million)

Total	714	902

15 Fiduciary transactions
end of	2008	2007

Fiduciary transactions (CHF million)

Fiduciary placements with third-party institutions	15,677	30,183

Fiduciary loans and other fiduciary transactions	2	2

Total fiduciary transactions	15,679	30,185

16 Number of employees
end of	2008	2007

Number of employees (full-time equivalents)

Switzerland	17,800	17,400

Abroad	5,100	4,400

Total number of employees	22,900	21,800

17 Foreign currency translation rates
in / end of	2008	2007

Average rate

1 USD / 1 CHF	1.08	1.20

1 EUR / 1 CHF	1.58	1.64

1 GBP / 1 CHF	2.00	2.40

100 JPY / 1 CHF	1.05	1.02

Closing rate

1 USD / 1 CHF	1.06	1.13

1 EUR / 1 CHF	1.49	1.66

1 GBP / 1 CHF	1.53	2.25

100 JPY / 1 CHF	1.17	1.00

18 Outsourcing of services
Where the outsourcing of services through agreements with external service providers is considered significant under the terms of FINMA Circular 2008/7 “Outsourcing banks” those agreements comply with all regulatory requirements with respect to business and banking secrecy, data protection and customer information. At the Bank, outsourcing of services is in compliance with Circular 2008/7.

19 Risk assessment
For information on the Bank parent company’s risk assessment in accordance with the Swiss Code of Obligations, refer to Note 38 – Risk assessment in VII – Consolidated financial statements – Credit Suisse (Bank).

Proposed appropriation of retained earnings

end of	2008

Retained earnings (CHF million)

Retained earnings carried forward	11,554

Net loss	(2,240)

Retained earnings available for appropriation	9,314

Dividend	10

Allocations to general legal reserves	0

Balance to be carried forward	9,304

IX – Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates
Statistical information
Selected information – Group
in / end of	2008		2007	2006	2005	2004

Condensed consolidated statements of operations (CHF million)

Net revenues	9,268		39,321	38,143	30,043	26,590

Provision for credit losses	813		240	(111)	(144)	83

Total operating expenses	23,357		25,341	23,935	22,845	19,176

Income/(loss) from continuing operations before taxes, minority interests and extraordinary income	(14,902)		13,740	14,319	7,342	7,331

Income tax expense/(benefit)	(4,596)		1,248	2,394	912	1,283

Minority interests	(2,619)		4,738	3,630	1,948	1,080

Income/(loss) from continuing operations before extraordinary items	(7,687)		7,754	8,295	4,482	4,968

Income/(loss) from discontinued operations, net of tax	(531)		6	3,056	1,354	667

Extraordinary items, net of tax	0		0	(24)	0	0

Cumulative effect of accounting changes, net of tax	–		–	–	14	(7)

Net income/(loss)	(8,218)		7,760	11,327	5,850	5,628

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	(7.33)		7.42	7.54	3.95	4.22

Basic earnings/(loss) per share	(7.83)		7.43	10.30	5.17	4.80

Diluted earnings/(loss) per share from continuing operations	(7.33)		6.95	7.20	3.87	4.21

Diluted earnings/(loss) per share	(7.83)		6.96	9.83	5.02	4.75

Consolidated balance sheet (CHF million)

Total assets	1,170,350		1,360,680	1,255,956	1,339,052	1,089,485

Share capital	47		46	607	624	607

Shareholders' equity	32,302		43,199	43,586	42,118	36,273

Number of shares outstanding (million)

Number of shares outstanding	1,163.9		1,020.6	1,062.5	1,125.4	1,110.8

Dividend/repayment of capital (CHF)

Dividend/repayment of capital	0.10	[1]	2.50	2.70	2.00	1.50

Ratios (%)

Return on assets	(0.6)		0.6	0.9	0.5	0.5

Return on equity	(21.1)		18.0	27.5	15.4	15.9

Dividend payout ratio	(1.3)		33.6	26.2	38.7	31.3

Equity to asset ratio	2.8		3.2	3.5	3.1	3.3

1 Proposal of the Board of Directors to the Annual General Meeting on April 24, 2009.

Selected information – Bank
in / end of	2008	2007	2006	2005	2004	[1]

Condensed consolidated statements of operations (CHF million)

Net revenues	7,305	36,890	36,152	28,685	25,327

Provision for credit losses	797	227	(97)	(134)	70

Total operating expenses	22,347	24,498	23,429	22,592	18,922

Income/(loss) from continuing operations before taxes, minority interests and extraordinary income	(15,839)	12,165	12,820	6,227	6,335

Income tax expense	(4,922)	844	2,141	644	1,096

Minority interests	(3,379)	5,013	3,620	2,064	1,113

Income/(loss) from continuing operations before extraordinary items	(7,538)	6,308	7,059	3,519	4,126

Income/(loss) from discontinued operations, net of tax	(531)	6	(15)	44	28

Extraordinary items, net of tax	0	0	(24)	0	0

Cumulative effect of accounting changes, net of tax	–	–	–	12	(16)

Net income/(loss)	(8,069)	6,314	7,020	3,575	4,138

Consolidated balance sheet (CHF million)

Total assets	1,151,669	1,333,742	1,226,764	1,130,756	898,586

Share capital	4,400	4,400	4,400	4,400	4,400

Shareholders' equity	26,868	31,334	26,045	25,788	22,068

Number of shares outstanding (million)

Number of shares outstanding	44.0	44.0	44.0	44.0	44.0

1 Based on the combined statements of operations of Credit Suisse, which represent the combined statements of operations of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse).

Statistical information – Group
Set forth below is statistical information for the Group required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. The tables are based on information in V – Consolidated financial statements – Credit Suisse Group.

Average balances and interest rates

			2008			2007			2006

in	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

Assets (CHF million, except where indicated)

Cash and due from banks
Switzerland	947	42	4.44%	1,104	38	3.44%	1,756	42	2.39%

Foreign	33,580	1,345	4.01%	21,288	929	4.36%	20,125	674	3.35%

Interest-bearing deposits with banks
Switzerland	16	1	6.25%	25	2	8.00%	161	5	3.11%

Foreign	3,342	153	4.58%	4,039	187	4.63%	6,874	235	3.42%

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	3,522	147	4.17%	4,060	196	4.83%	4,389	181	4.12%

Foreign	358,961	13,386	3.73%	385,035	22,275	5.79%	378,974	18,960	5.00%

Trading assets
Switzerland	4,883	180	3.69%	5,016	166	3.31%	5,070	151	2.98%

Foreign	370,137	18,033	4.87%	470,912	22,808	4.84%	388,090	17,504	4.51%

Investment securities
Switzerland	1,827	53	2.90%	1,581	55	3.48%	1,706	41	2.40%

Foreign	12,511	586	4.68%	16,367	688	4.20%	20,495	655	3.20%

Loans
Switzerland	134,373	4,926	3.67%	130,741	4,852	3.71%	125,628	4,113	3.27%

Foreign	105,430	4,063	3.85%	92,801	4,155	4.48%	74,242	3,396	4.57%

Other interest-earning assets
Switzerland	4,960	49	0.99%	1,927	28	1.45%	327	45	13.76%

Foreign	125,158	4,975	3.97%	124,541	6,171	4.95%	84,057	4,262	5.07%

Interest-earning assets	1,159,647	47,939	4.13%	1,259,437	62,550	4.97%	1,111,894	50,264	4.52%

Specific allowance for losses	(3,707)			(2,400)			(2,750)

Non-interest-earning assets	286,223			231,526			209,668

Total assets	1,442,163			1,488,563			1,318,812

Percentage of assets attributable to foreign activities	87.37%			87.15%			85.08%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements - an interpretation of APB Opinion No. 10 and a modification of FASB Interpretation No. 39" (FIN 41), while interest income excludes the impact of FIN 41.

Average balances and interest rates

			2008			2007			2006

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Liabilities (CHF million, except where indicated)

Deposits of banks
Switzerland	3,062	106	3.46%	4,294	172	4.01%	4,324	138	3.19%

Foreign	68,248	1,819	2.67%	108,183	4,029	3.72%	96,879	3,502	3.61%

Deposits of non-banks
Switzerland	109,096	1,746	1.60%	108,574	1,612	1.48%	113,197	1,354	1.20%

Foreign	199,042	6,694	3.36%	207,771	10,118	4.87%	165,066	7,402	4.48%

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	15,826	596	3.77%	11,514	503	4.37%	11,291	394	3.49%

Foreign	337,905	11,925	3.53%	353,042	20,629	5.84%	333,940	17,484	5.24%

Trading liabilities
Switzerland	4,014	208	5.18%	2,416	113	4.68%	440	12	2.73%

Foreign	119,418	8,307	6.96%	172,673	8,552	4.95%	154,491	6,592	4.27%

Short-term borrowings
Switzerland	64	1	1.56%	28	1	3.57%	9	0	0.00%

Foreign	13,861	497	3.59%	27,537	970	3.52%	21,659	630	2.91%

Long-term debt
Switzerland	10,893	349	3.20%	10,245	336	3.28%	12,338	388	3.14%

Foreign	156,737	4,571	2.92%	157,382	4,400	2.80%	128,925	4,083	3.17%

Other interest-bearing liabilities
Switzerland	2,914	12	0.41%	0	0	–	0	0	–

Foreign	115,151	2,572	2.23%	53,344	2,673	5.01%	30,876	1,720	5.57%

Interest-bearing liabilities	1,156,231	39,403	3.41%	1,217,003	54,108	4.45%	1,073,435	43,699	4.07%

Non-interest-bearing liabilities	247,053			228,428			203,998

Total liabilities	1,403,284			1,445,431			1,277,433

Shareholders' equity	38,879			43,132			41,379

Total liabilities and shareholders' equity	1,442,163			1,488,563			1,318,812

Percentage of liabilities attributable to foreign activities	87.85%			89.37%			87.74%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with FIN 41, while interest expense excludes the impact of FIN 41.

Net interest income and interest rate spread

		2008		2007		2006

in	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %	Net interest income in CHF m	Interest rate spread in %

Net interest income and interest rate spread

Switzerland	2,380	1.50	2,600	1.70	2,292	1.70

Foreign	6,156	0.60	5,842	0.30	4,273	0.30

Total net	8,536	0.70	8,442	0.60	6,565	0.40

The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors. The most significant factor is changes in global interest rates. Additional factors include changes in the geographic and product mix of the Group’s business and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.

Selected margin information

in	2008	2007	2006

Selected margin information (average rate in %)

Switzerland	1.58	1.80	1.65

Foreign	0.61	0.52	0.44

Net interest margin	0.74	0.67	0.59

The Fed sets the federal funds rate, which began 2008 at the rate of 4.25%. This was lowered 125 basis points in January, 75 basis points in March and 25 basis points in April. It remained at 2.00% for five months until October, when it was reduced 100 basis points to 1.00%. In December, the Fed reduced the rate by 75 to 100 basis points to create a target band of 0.00% to 0.25%, which was an all-time low.

The SNB sets a target range for three-month Swiss franc LIBOR. This benchmark was 2.25% to 3.25% at the beginning of 2008 and remained at this level until October, when it was lowered 25 basis points to 2.00% to 3.00%. It was lowered a further 150 basis points in November and 50 basis points in December, reaching a target range of 0.00% to 1.00%, which held to the end of 2008.

The ECB raised its variable rate tender level from 4.00% at the beginning of 2008 to 4.25% in July. Starting in October, the basis for its main refinancing operations was changed to fixed rate tenders and the opening rate was set at 3.75%. This decreased 50 basis points in November and a further 75 basis points in December to 2.50%, where it remained until the end of 2008.

The BoE benchmark bank rate was 5.50% at the beginning of 2008 and was lowered 25 basis points in February and April, to reach 5.00%. It remained at this rate until October, when it was lowered 50 basis points. It was lowered a further 150 basis points in November and 100 basis points in December to reach 2.00%, where it remained until the end of 2008.

Analysis of changes in net interest income

			2008 vs. 2007			2007 vs. 2006

			Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Assets (CHF million)

Cash and due from banks
Switzerland	(5)	9	4	(16)	12	(4)

Foreign	536	(120)	416	39	216	255

Interest-bearing deposits with banks
Switzerland	(1)	0	(1)	(4)	1	(3)

Foreign	(32)	(2)	(34)	(97)	49	(48)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(26)	(23)	(49)	(14)	29	15

Foreign	(1,510)	(7,379)	(8,889)	303	3,012	3,315

Trading assets
Switzerland	(4)	18	14	(2)	17	15

Foreign	(4,878)	103	(4,775)	3,735	1,569	5,304

Investment securities
Switzerland	9	(11)	(2)	(3)	17	14

Foreign	(162)	60	(102)	(132)	165	33

Loans
Switzerland	135	(61)	74	167	572	739

Foreign	566	(658)	(92)	848	(89)	759

Other interest-earning assets
Switzerland	44	(23)	21	220	(237)	(17)

Foreign	31	(1,227)	(1,196)	2,053	(144)	1,909

Interest-earning assets
Switzerland	152	(91)	61	348	411	759

Foreign	(5,449)	(9,223)	(14,672)	6,749	4,778	11,527

Change in interest income	(5,297)	(9,314)	(14,611)	7,097	5,189	12,286

Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income

			2008 vs. 2007			2007 vs. 2006

			Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Liabilities (CHF million)

Deposits of banks
Switzerland	(49)	(17)	(66)	(1)	35	34

Foreign	(1,486)	(724)	(2,210)	408	119	527

Deposits of non-banks
Switzerland	8	126	134	(55)	313	258

Foreign	(425)	(2,999)	(3,424)	1,913	803	2,716

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	188	(95)	93	8	101	109

Foreign	(884)	(7,820)	(8,704)	1,001	2,144	3,145

Trading liabilities
Switzerland	75	20	95	54	47	101

Foreign	(2,636)	2,391	(245)	776	1,184	1,960

Short-term borrowings
Switzerland	1	(1)	0	0	1	1

Foreign	(481)	8	(473)	171	169	340

Long-term debt
Switzerland	21	(8)	13	(66)	14	(52)

Foreign	(18)	189	171	902	(585)	317

Other interest-bearing liabilities
Switzerland	0	12	12	0	0	0

Foreign	3,097	(3,198)	(101)	1,251	(298)	953

Interest-bearing liabilities
Switzerland	244	37	281	(60)	511	451

Foreign	(2,833)	(12,153)	(14,986)	6,422	3,536	9,958

Change in interest expense	(2,589)	(12,116)	(14,705)	6,362	4,047	10,409

Change in interest income
Switzerland	(92)	(128)	(220)	408	(100)	308

Foreign	(2,616)	2,930	314	327	1,242	1,569

Total change in net interest income	(2,708)	2,802	94	735	1,142	1,877

Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments

end of	2008	2007	2006

Carrying value of financial investments (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	344	331	320

Debt securities issued by foreign governments	11,677	14,044	19,121

Corporate debt securities	1,375	848	984

Other	326	289	706

Total debt securities	13,722	15,512	21,131

As of December 31, 2008, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.

Maturities and weighted-average yields of debt securities included in financial investments

		Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

end of 2008	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %

Debt securities

Debt securities issued by the Swiss federal, cantonal or local governmental entities	61	3.44	168	2.92	75	3.04	27	3.31	331	3.08

Debt securities issued by foreign governments	2,435	2.96	7,069	3.38	2,080	3.50	30	3.25	11,614	3.31

Corporate debt securities	770	2.02	304	2.97	304	2.94	20	2.98	1,398	2.44

Other	36	1.90	193	3.05	88	3.19	0	–	317	2.96

Total debt securities	3,302	2.74	7,734	3.34	2,547	3.41	77	3.19	13,660	3.21

Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio

end of	2008	2007	2006	2005	2004

Loan portfolio (CHF million, except where indicated)

Banks	1	1	24	1,801	1,558

Commercial	45,813	45,351	43,618	43,466	42,599

Consumer	86,911	86,220	82,768	81,894	76,411

Public authorities	1,092	1,283	1,263	3,481	3,894

Lease financings	3,548	3,263	3,360	2,979	2,696

Switzerland	137,365	136,118	131,033	133,621	127,158

Banks	8,440	9,638	8,940	8,555	7,233

Commercial	68,941	71,846	50,935	41,834	30,241

Consumer	20,116	21,508	17,562	22,674	21,880

Public authorities	2,319	2,563	905	1,026	679

Lease financings	282	115	228	138	130

Foreign	100,098	105,670	78,570	74,227	60,163

Total loans, gross	237,463	241,788	209,603	207,848	187,321

Deferred expenses, net	(27)	(20)	8	64	116

Allowance for loan losses	(1,639)	(1,234)	(1,484)	(2,241)	(3,038)

Total loans, net	235,797	240,534	208,127	205,671	184,399

Percentage of allowance for loan losses	0.7%	0.5%	0.7%	1.1%	1.6%

end of	2008	2007

Loan portfolio by industry (CHF million)

Financial services	25,104	20,799

Real estate companies	23,177	23,079

Other services	19,449	26,678

Manufacturing	11,834	11,603

Wholesale and retail trade	7,193	7,973

Construction	2,709	1,793

Transportation	7,304	6,286

Health and social services	1,476	1,519

Hotels and restaurants	1,139	1,126

Agriculture and mining	12,417	13,950

Telecommunications	2,611	2,021

Non-profit and international organizations	341	370

Commercial	114,754	117,197

Car leasing	846	847

Real estate leasing	528	480

Leasing of capital goods	2,456	2,051

Lease financings	3,830	3,378

Banks	8,441	9,639

Consumers	107,027	107,728

Public authorities	3,411	3,846

Total loans, gross	237,463	241,788

Deferred expenses, net	(27)	(20)

Allowance for loan losses	(1,639)	(1,234)

Total loans, net	235,797	240,534

Details of the loan portfolio by time remaining until contractual maturity by category

end of 2008	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total

Loan portfolio (CHF million)

Banks	0	0	1	0		0		1

Commercial	20,182	11,397	4,195	7,582		2,457		45,813

Consumer	24,970	38,916	9,205	13,820		0		86,911

Public authorities	319	474	230	69		0		1,092

Lease financings	192	460	1	0		2,895		3,548

Switzerland	45,663	51,247	13,632	21,471		5,352		137,365

Banks	681	3,032	4,714	13		0		8,440

Commercial	43,922	11,592	5,921	2,957		4,549		68,941

Consumer	8,763	9,227	461	1,665		0		20,116

Public authorities	377	1,330	458	0		154		2,319

Lease financings	1	2	20	175		84		282

Foreign	53,744	25,183	11,574	4,810		4,787		100,098

Total loans, gross	99,407	76,430	25,206	26,281		10,139		237,463

of which fixed rate	58,611	57,172	20,096	0		5,952		141,831

of which variable rate	40,796	19,258	5,110	26,281		4,187		95,632

Deferred expenses, net								(27)

Allowance for loan losses								(1,639)

Total loans, net								235,797

1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement. 2 Self-amortizing loans includes loans with monthly interest and principal payments, primarily in lease financings.

Non-performing loans

							Interest income which would have been recognized		Interest income which was recognized

in / end of	2008	2007	2006	2005	2004	2008	2007	2008	2007

Non-performing loans (CHF million)

Switzerland	630	681	814	1,031	1,423	30	35	5	24

Foreign	1,006	292	233	292	348	27	10	6	4

Non-performing loans [1]	1,636	973	1,047	1,323	1,771	57	45	11	28

Switzerland	242	343	522	760	1,237	20	34	0	0

Foreign	34	34	23	85	44	7	3	0	0

Non-interest-earning loans [1]	276	377	545	845	1,281	27	37	0	0

Total non-performing and non-interest-earning loans	1,912	1,350	1,592	2,168	3,052	84	82	11	28

1 For a definition of these terms, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

end of	2008	2007	2006	2005	2004

Potential problem loans (CHF million)

Switzerland	265	309	372	700	1,012

Foreign	538	238	145	374	491

Total potential problem loans	803	547	517	1,074	1,503

							Interest income which would have been recognized		Interest income which was recognized

in / end of	2008	2007	2006	2005	2004	2008	2007	2008	2007

Restructured loans (CHF million)

Switzerland	2	7	22	21	95	0	1	0	1

Foreign	8	42	0	56	22	0	0	1	0

Total restructured loans	10	49	22	77	117	0	1	1	1

Cross-border outstandings

end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total

2008 (CHF million)

United States	12,072	85,488	6,614	104,174	27,846	62,859	194,879

Luxembourg	1,906	12,096	355	14,357	27,847	967	43,171

France	14,893	10,775	4,724	30,392	0	8,609	39,001

Germany	12,764	11,664	9,545	33,973	745	3,958	38,676

Cayman Islands	1,717	28,507	32	30,256	533	2,657	33,446

United Kingdom	7,411	4,729	88	12,228	0	18,868	31,096

The Netherlands	5,985	12,089	8,969	27,043	0	2,162	29,205

Japan	5,465	3,369	1,355	10,189	3,287	5,097	18,573

Spain	5,186	3,412	2,624	11,222	0	2,047	13,269

Ireland	3,686	8,466	48	12,200	0	231	12,431

Italy	2,037	2,717	6,679	11,433	486	427	12,346

South Korea	1,007	2,683	167	3,857	5,220	177	9,254

2007 (CHF million)

United States	24,794	61,718	5,302	91,814	53,498	104,634	249,946

Germany	26,995	17,108	12,372	56,475	555	5,288	62,318

France	21,816	14,241	10,668	46,725	0	13,449	60,174

Cayman Islands	1,225	38,335	0	39,560	0	1,639	41,199

United Kingdom	11,695	8,297	10	20,002	0	19,924	39,926

The Netherlands	9,778	14,634	4,303	28,715	85	1,181	29,981

Japan	4,570	6,757	4,106	15,433	0	9,346	24,779

Italy	5,520	7,543	9,115	22,178	0	807	22,985

Luxembourg	4,269	10,494	468	15,231	0	4,012	19,243

Ireland	3,515	13,258	157	16,930	0	822	17,752

Russia	2,860	12,729	96	15,685	24	307	16,016

Spain	3,918	6,979	3,869	14,766	202	962	15,930

Belgium	8,910	1,328	3,123	13,361	0	473	13,834

South Korea	2,473	4,540	37	7,050	4,502	188	11,740

2006 (CHF million)

United States	19,385	43,679	7,673	70,737	96,922	88,524	256,183

France	17,805	12,740	11,560	42,105	0	7,604	49,709

Germany	14,263	16,292	12,016	42,571	495	5,801	48,867

United Kingdom	6,439	6,628	19	13,086	0	21,414	34,500

Cayman Islands	561	26,568	32	27,161	0	3,658	30,819

The Netherlands	6,946	9,538	3,880	20,364	6	1,032	21,402

Japan	3,843	9,325	1,596	14,764	2,923	1,051	18,738

Italy	3,007	3,647	9,448	16,102	0	782	16,884

Luxembourg	3,160	6,495	426	10,081	1,288	1,042	12,411

Ireland	2,377	9,068	28	11,473	0	562	12,035

Russia	2,833	6,356	1,212	10,401	0	1,254	11,655

South Korea	906	3,885	28	4,819	5,419	714	10,952

Spain	1,430	4,015	4,067	9,512	182	670	10,364

Cross-border outstandings represent net claims against non-local country counterparties for countries where the aggregate amount outstanding to borrowers exceeds 0.75% of total assets. Monetary assets are loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary asset with a fixed exchange value for cash. To the extent local currency outstandings are hedged or funded by local currency borrowings, such amounts are excluded from cross-border outstandings.

Movements in the allowance for loan losses

	2008	2007	2006	2005	2004

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	1,234	1,484	2,241	3,038	4,646

Change in accounting	0	(61)	0	0	0

Discontinued operations	0	0	(51)	0	0

Allowances acquired/(deconsolidated)	0	0	0	0	(24)

Discontinued operations/change in scope of consolidation	0	(61)	(51)	0	(24)

Switzerland	23	(35)	(46)	(104)	65

Foreign	562	75	(82)	(30)	14

Net movements recognized in the consolidated statements of operations	585	40	(128)	(134)	79

Commercial	(108)	(155)	(256)	(515)	(663)

Consumer	(64)	(87)	(140)	(140)	(197)

Public authorities	0	0	(1)	(3)	(88)

Lease financings	(6)	(7)	(9)	(10)	6

Switzerland	(178)	(249)	(406)	(668)	(942)

Banks	0	0	0	0	(1)

Commercial	(48)	(42)	(318)	(269)	(811)

Consumer	(4)	(4)	(7)	(8)	(13)

Public authorities	0	0	0	0	(5)

Lease financings	0	0	0	(22)	(9)

Foreign	(52)	(46)	(325)	(299)	(839)

Gross write-offs	(230)	(295)	(731)	(967)	(1,781)

Commercial	31	18	24	27	22

Consumer	20	20	7	2	2

Lease financings	1	1	0	0	0

Switzerland	52	39	31	29	24

Banks	0	0	0	2	2

Commercial	33	36	110	102	32

Consumer	4	15	0	3	0

Lease financings	0	3	0	0	0

Foreign	37	54	110	107	34

Recoveries	89	93	141	136	58

Net write-offs	(141)	(202)	(590)	(831)	(1,723)

Provisions for interest	19	1	48	67	92

Foreign currency translation impact and other adjustments, net	(58)	(28)	(36)	101	(32)

Balance at end of period	1,639	1,234	1,484	2,241	3,038

Average loan balance	239,803	223,542	199,870	196,593	184,787

Ratio of net write-offs to average loans	0.06%	0.09%	0.30%	0.42%	0.93%

Prior years not adjusted for discontinued operations.

Analysis of the allowance for loan losses by Switzerland, foreign and category

		2008		2007		2006		2005		2004

end of	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans	in CHF m	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Banks	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%

Commercial	489	0.2%	597	0.2%	806	0.4%	1,091	0.5%	1,704	0.9%

Consumer	219	0.1%	235	0.1%	287	0.1%	418	0.2%	537	0.3%

Public authorities	0	0.0%	0	0.0%	1	0.0%	4	0.0%	11	0.0%

Lease financings	38	0.0%	30	0.0%	34	0.0%	45	0.0%	60	0.0%

Switzerland	746	0.3%	862	0.4%	1,128	0.5%	1,558	0.8%	2,312	1.2%

Banks	7	0.0%	7	0.0%	7	0.0%	10	0.0%	8	0.0%

Commercial	814	0.3%	347	0.1%	329	0.2%	628	0.3%	655	0.4%

Consumer	69	0.0%	12	0.0%	13	0.0%	39	0.0%	49	0.0%

Public authorities	3	0.0%	6	0.0%	7	0.0%	6	0.0%	5	0.0%

Lease financings	0	0.0%	0	0.0%	0	0.0%	0	0.0%	9	0.0%

Foreign	893	0.4%	372	0.2%	356	0.2%	683	0.3%	726	0.4%

Total allowance for loan losses	1,639	0.7%	1,234	0.5%	1,484	0.7%	2,241	1.1%	3,038	1.6%

of which on principal	1,483	0.6%	1,082	0.4%	1,272	0.6%	1,917	0.9%	2,526	1.4%

of which on interest	156	0.1%	152	0.1%	212	0.1%	324	0.2%	512	0.3%

Gross write-offs of loans by industry

in	2008	2007	2006	2005	2004

Allowance for loan losses (CHF million, except where indicated)

Financial services	30	15	2	80	34

Real estate companies	9	32	34	91	144

Other services	16	29	145	82	131

Manufacturing	33	61	137	150	298

Wholesale and retail trade	39	18	41	208	492

Construction	9	7	31	21	58

Transportation	3	5	113	42	89

Health and social services	7	12	3	9	3

Hotels and restaurants	5	7	13	39	41

Agriculture and mining	0	3	49	7	13

Telecommunications	5	6	2	55	169

Non-profit and international organizations	0	2	4	0	2

Commercial	156	197	574	784	1,474

Banks	0	0	0	0	1

Consumer	68	91	147	148	210

Public authorities	0	0	1	3	93

Lease financings	6	7	9	32	3

Total gross write-offs	230	295	731	967	1,781

Deposits in Switzerland and foreign offices

			2008			2007			2006

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Deposits (CHF million, except where indicated)

Non-interest-bearing demand	9,881	–	–	10,985	–	–	13,650	–	–

Interest-bearing demand	48,861	499	1.0%	47,820	516	1.1%	48,099	321	0.7%

Savings deposits	38,814	381	1.0%	40,073	289	0.7%	43,489	254	0.6%

Time deposits	65,693	1,849	2.8%	65,555	2,224	3.4%	50,275	1,343	2.7%

Switzerland	163,249	2,729	1.7%	164,433	3,029	1.8%	155,513	1,918	1.2%

Non-interest-bearing demand	2,541	–	–	2,051	–	–	1,484	–	–

Interest-bearing demand	24,685	522	2.1%	25,935	784	3.0%	16,001	480	3.0%

Savings deposits	39	0	–	38	0	–	29	0	–

Time deposits	201,356	7,114	3.5%	249,401	12,118	4.9%	221,573	9,998	4.5%

Foreign	228,621	7,636	3.3%	277,425	12,902	4.7%	239,087	10,478	4.4%

Total deposits	391,870	10,365	2.6%	441,858	15,931	3.6%	394,600	12,396	3.1%

Deposits by foreign depositors in Swiss offices amounted to CHF 39.3 billion, CHF 47.8 billion and CHF 44.6 billion as of December 31, 2008, 2007 and 2006, respectively.

Aggregate of individual time deposits in Switzerland and foreign offices

in 2008	Switzerland	Foreign	Total

Time deposits (CHF million)

3 months or less	–	24,106	24,106

Over 3 through 6 months	–	4,193	4,193

Over 6 through 12 months	–	2,448	2,448

Over 12 months	–	1,054	1,054

Certificates of deposit	–	31,801	31,801

3 months or less	39,013	124,351	163,364

Over 3 through 6 months	3,463	11,625	15,088

Over 6 through 12 months	2,276	3,985	6,261

Over 12 months	387	7,275	7,662

Other time deposits	45,139	147,236	192,375

Total time deposits	45,139	179,037	224,176

Balances shown are the CHF equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings

in	2008	2007	2006

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)

Outstanding as of December 31	243,370	300,381	288,444

Maximum amount outstanding at any month-end during the year	458,360	432,877	390,626

Approximate average amount outstanding during the year	353,731	364,557	345,231

Interest expense for the year ended December 31	12,521	21,132	17,878

Approximate weighted-average interest rate during the year	3.5%	5.8%	5.2%

Approximate weighted-average interest rate at year-end	2.5%	4.9%	4.6%

Commercial paper (CHF million)

Outstanding as of December 31	4,805	14,788	15,019

Maximum amount outstanding at any month-end during the year	10,534	21,334	17,429

Approximate average amount outstanding during the year	9,743	19,172	14,591

Interest expense for the year ended December 31	286	550	406

Approximate weighted-average interest rate during the year	2.9%	2.9%	2.8%

Approximate weighted-average interest rate at year-end	3.6%	3.7%	2.9%

Other short-term borrowings (CHF million)

Outstanding as of December 31	6,159	4,602	6,537

Maximum amount outstanding at any month-end during the year	6,160	14,065	9,846

Approximate average amount outstanding during the year	4,182	8,393	7,077

Interest expense for the year ended December 31	212	421	224

Approximate weighted-average interest rate during the year	5.1%	5.0%	3.2%

Approximate weighted-average interest rate at year-end	0.7%	3.6%	4.4%

The short-term borrowings of the Group’s operations consist of central bank funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 6 – Net interest income, 14 – Investment securities, 16 – Loans, 22 – Deposits, 23 – Long-term debt, 29 – Derivatives and hedging activities, 30 – Guarantees and commitments and 32 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.

The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2008, 2007 and 2006, the Bank had short-term borrowings of CHF 10.2 billion, CHF 14.4 billion and CHF 16.3 billion compared to short-term borrowings of CHF 11.0 billion, CHF 19.4 billion and CHF 21.6 billion at the Group. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2008, 2007 and 2006 primarily related to CP issued by Clariden Leu in Switzerland.

In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2008, the carrying value of the Group’s debt securities was CHF 13.7 billion compared to CHF 11.6 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local government entities as well as by corporates held by Neue Aargauer Bank, principally for liquidity management purposes.

The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2008, 2007 and 2006, the Bank’s total loans were CHF 220.4 billion, CHF 221.6 billion and CHF 190.9 billion or 93.5%, 92.1% and 91.7% of the Group’s total loans of CHF 235.8 billion, CHF 240.5 billion and CHF 208.1 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of year-end 2008 principally related to Neue Aargauer Bank and Clariden Leu, primarily in the Swiss commercial and consumer segments, and as of year-end 2007 and year-end 2006 principally related to loans of Neue Aargauer Bank and BANK-now. For additional information on the Bank’s loan portfolio and related allowances, refer to Note 16 – Loans in VII – Consolidated financial statements – Credit Suisse (Bank).

Ratio of earnings to fixed charges - Group

in	2008		2007	2006	2005	2004

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(14,902)		13,740	14,319	7,342	7,331

Income from equity method investments	82		(196)	(124)	(286)	(169)

Pre-tax earnings/(loss) from continuing operations	(14,820)		13,544	14,195	7,056	7,162

Fixed charges:
Interest expense	39,403		54,108	43,699	29,195	18,791

Interest portion of rentals [1]	574		584	569	535	535

Preferred dividend requirements	60		0	0	0	0

Total fixed charges	40,037		54,692	44,268	29,730	19,326

Pre-tax earnings before fixed charges	25,217		68,236	58,463	36,786	26,488

Minority interests	(2,619)		4,738	3,630	1,948	1,080

Earnings before fixed charges and provision for income taxes	27,836		63,498	54,833	34,838	25,408

Ratio of earnings to fixed charges	0.70	[2]	1.16	1.24	1.17	1.31

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,201 million for the year ended December 31, 2008.

Ratio of earnings to fixed charges - Bank

in	2008		2007	2006	2005	2004	[1]

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	(15,839)		12,165	12,820	6,227	6,335

Income from equity method investments	98		(200)	(114)	(271)	(130)

Pre-tax earnings/(loss) from continuing operations	(15,741)		11,965	12,706	5,956	6,205

Fixed charges:
Interest expense	39,189		53,994	43,421	28,818	18,358

Interest portion of rentals [2]	543		551	551	520	519

Preferred dividend requirements	60		0	0	0	0

Total fixed charges	39,792		54,545	43,972	29,338	18,877

Pre-tax earnings before fixed charges	24,051		66,510	56,678	35,294	25,082

Minority interests	(3,379)		5,013	3,620	2,064	1,113

Earnings before fixed charges and provision for income taxes	27,430		61,497	53,058	33,230	23,969

Ratio of earnings to fixed charges	0.69	[3]	1.13	1.21	1.13	1.27

1 Based on the combined statements of operations of Credit Suisse, which represent the combined statements of operations of the former Credit Suisse First Boston and Credit Suisse, which were merged in May 2005, with Credit Suisse First Boston as the surviving entity (the name of which was changed to Credit Suisse). 2 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 3 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,362 million for the year ended December 31, 2008.

Legal proceedings
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. In respect of each of the matters described below, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

South Africa litigation
The lawsuits filed in the US in 2002 alleging that the Group (and, in some cases, other Group entities) and numerous other defendants are liable under international and US law by virtue of having conducted business in South Africa during the apartheid era prior to 1995 appear to have been terminated insofar as the Group (and Group entities) are concerned. After the US Court of Appeals for the Second Circuit (Second Circuit) remanded the cases back to the US District Court for the Southern District of New York (SDNY), the plaintiffs in all of the active cases amended their complaints and in doing so did not name the Group (or Group entities) as a defendant. In one inactive case, the plaintiffs have not reappeared in court and the case appears to have been terminated, although no formal order to that effect has been entered.

Litigation relating to IPO allocation
Since January 2001, Credit Suisse Securities (USA) LLC (CSS LLC), one of its affiliates and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the SDNY concerning IPO allocation practices. In April 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. In October 2004, the SDNY granted in substantial part plaintiffs’ motion for class certification in each of six “focus” cases. The SDNY stated that the order “is intended to provide strong guidance, if not dispositive effect, to all parties when considering class certification in the remaining actions.” In June 2005, the Second Circuit granted the underwriter defendants permission to appeal the class certification order. In June 2006, the Second Circuit heard oral argument on the underwriter defendants’ appeal. In December 2006, the Second Circuit vacated the SDNY’s decision and ruled that the cases pending on appeal “may not be certified as class actions.” In January 2007, the plaintiffs in the six focus cases filed a petition for rehearing with the Second Circuit. On April 6, 2007, the Second Circuit denied the petition for rehearing and, on May 30, 2007, issued the mandate remanding the case to the SDNY for further proceedings. On August 14, 2007, the plaintiffs filed amended complaints in this matter, and, on September 27, 2007, filed new motions for class certification in the six focus cases. On November 14, 2007, the underwriter defendants filed a motion to dismiss the amended complaints, and, on December 21, 2007, filed their opposition to plaintiffs’ new motions for class certification.

Separately, in February 2005, the SDNY preliminarily approved a settlement between plaintiffs and the issuer defendants and the issuers’ officers and directors. On June 28, 2007, in light of the Second Circuit’s decision vacating class certification, the SDNY so ordered and approved a stipulation between plaintiffs and the issuer defendants terminating that settlement agreement. Following a mediation in 2008, a settlement in principle was reached between the plaintiffs and the underwriter and issuer defendants. The settlement in principle is subject to the negotiation of final documentation and court approval.

Research-related litigation
Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices. Currently, one federal class action is pending. That case, pending in the US District Court for the District of Massachusetts, is brought on behalf of purchasers of shares of AOL Time Warner Inc. A motion for class certification was filed in this action in March 2007. In September 2008, the district court granted class certification; the US Court of Appeals for the First Circuit has declined to hear CSS LLC’s appeal of that decision. CSS LLC filed a motion for summary judgment in November 2008.

Enron-related litigation and inquiries
Numerous actions have been filed against CSS LLC and certain affiliates relating to Enron Corp. or its affiliates (Enron). In April 2002, CSS LLC and certain of its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas (Newby, et al. v. Enron, et al.)(Newby). The Newby action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. In May 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, named as defendants additional Credit Suisse entities, expanded the putative class to include purchasers of certain Enron-related securities and alleged additional violations of the federal securities laws. In June 2006, the Credit Suisse entities filed a motion for summary judgment to dismiss the action. In July 2006, the court certified a class in the action. The Credit Suisse entities and other defendants appealed this class certification decision to the US Court of Appeals for the Fifth Circuit (Fifth Circuit), and oral argument was held in February 2007. In a decision on March 19, 2007, the Fifth Circuit reversed the class certification decision, rejected plaintiffs’ scheme liability theory and remanded the matter back to the district court “for further proceedings as appropriate.” In light of this decision, the district court stayed all proceedings in this matter while the plaintiffs pursued a petition for writ of certiorari in the US Supreme Court.

In January 2008, the US Supreme Court denied plaintiffs’ certiorari petition, and thus left standing the Fifth Circuit’s ruling and remanded the case to the district court. In February 2008, the district court ordered the parties to file supplemental briefs on the pending summary judgment motions, addressing the impact of the Fifth Circuit’s ruling and of a recent decision by the US Supreme Court in a similar but unrelated case in which the US Supreme Court also rejected plaintiffs’ scheme liability theory. The last of these supplemental briefs was submitted on June 24, 2008. On March 5, 2009, the district court granted summary judgment in favor of all Credit Suisse entities, dismissing all pending claims and denying plaintiffs’ motion to amend the putative class action complaint. On January 23, 2009, two plaintiffs in the Newby action moved for leave to amend the Newby complaint to add Texas state law claims on behalf of only those two plaintiffs against affiliates of CSS LLC and other defendants. All defendants have opposed that motion.

In April 2005, the bank defendants in the Newby action, including CSS LLC and its affiliates, filed a cross-claim against Arthur Andersen LLP and cross-claims or third-party claims against certain former Enron executives for contribution in the event that the bank defendants are found liable on any of the plaintiffs’ claims.

Three actions filed against CSS LLC and/or certain of its affiliates and other parties that were consolidated or coordinated with the Newby action remain pending; all other coordinated and consolidated cases in which CSS LLC and/or certain of its affiliates were named as defendants have been dismissed and/or settled. The proceedings in all three of these pending cases have been stayed by the district court pending resolution of the summary judgment motions in the Newby action. In two of these remaining cases, CSS LLC and its affiliates have moved to dismiss the complaints. Those motions are fully briefed and await decision. In the third remaining case, an amended complaint was filed in September 2006, but no motion to dismiss has yet been filed due to the stay.

CSS LLC and certain of its affiliates have received periodic requests for information and/or subpoenas from certain governmental and regulatory agencies, including the Enron Task Force (a joint task force of the US Department of Justice and the SEC), regarding Enron and its affiliates. CSS LLC and its affiliates have cooperated with such inquiries and requests.

NCFE-related litigation
Since February 2003, lawsuits have been filed against CSS LLC with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio and are known as the MDL cases, investors in NCFE’s bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws. CSS LLC filed motions to dismiss these cases. On December 19, 2007, the district court denied, in large part, CSS LLC’s motions to dismiss, allowing most of the investor claims to proceed. On February 20, 2009, CSS LLC filed motions for summary judgment seeking to dismiss the bond investors’ remaining claims.

In addition, in November 2004, the trust created through NCFE’s confirmed bankruptcy plan commenced two actions against CSS LLC and certain affiliates. The trust filed an action in the US District Court for the Southern District of Ohio asserting common law claims similar to those asserted in the MDL cases against several of the same defendants and it also alleged statutory claims under the Ohio Corrupt Practices Act, claims for professional negligence and claims under the US Bankruptcy Code. CSS LLC and its affiliates have filed a motion to dismiss that action. The trust also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by CSS LLC and its affiliates in NCFE’s bankruptcy and seeking disgorgement of amounts previously distributed to CSS LLC and its affiliates under the bankruptcy plan. CSS LLC and its affiliates have answered that complaint.

Refco-related litigation
In October 2005, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in several federal class action lawsuits filed in the SDNY relating to Refco Inc. The actions allege violations of the disclosure requirements of the federal securities laws in connection with a Refco notes offering in August 2004 and Refco’s IPO in August 2005. The actions have been consolidated into the matter In re Refco, Inc. Securities Litigation. In July 2006, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims related to the Refco notes offering in 2004. The SDNY subsequently granted that motion and dismissed the case. In December 2007, the plaintiffs filed an amended complaint in which they named additional defendants and again alleged, against CSS LLC and others, violations of the disclosure requirements of the federal securities laws in connection with the August 2004 debt offering and the August 2005 IPO. On February 1, 2008, CSS LLC and certain other defendants moved to dismiss portions of the amended complaint. On August 14, 2008, the SDNY granted that motion to dismiss. On September 26, 2008, CSS LLC and certain other defendants filed an answer to the remaining claims in the amended complaint.

In August 2007, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in a lawsuit filed in Illinois state court on behalf of the estate of Refco Inc. and certain of its affiliates. The lawsuit asserts claims against CSS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. The lawsuit also asserts claims against CSS LLC for professional malpractice and negligent misrepresentation in connection with CSS LLC’s role as a financial advisor to Refco. CSS LLC and certain other defendants removed this action to Illinois federal district court and the case has now been transferred (by the Judicial Panel on Multi-District Litigation) to the SDNY. In May 2008, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims.

On March 5, 2008, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in an action filed in New York state court by the Joint Official Liquidators of various Sphinx Funds and the trustee of the Sphinx Trust. The lawsuit asserts claims against CS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and Refco’s August 2005 IPO, aiding and abetting fraud, and interference with contract/prospective contract. CS LLC and certain other defendants have removed the action to the SDNY. In November 2008, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims.

CSS LLC and certain of its affiliates have received subpoenas and requests for information from certain regulators, including the SEC, regarding Refco. CSS LLC and its affiliates have cooperated with such inquiries and requests.

Parmalat-related legal proceedings
Credit Suisse International is the subject of legal proceedings commenced in August 2004 before the Court of Parma in Italy by Dr. Enrico Bondi, as extraordinary administrator, on behalf of Parmalat SpA (in extraordinary administration), relating to an agreement entered into between Credit Suisse International and Parmalat SpA in December 2001. The extraordinary administrator sought to have the agreement set aside and demanded repayment by Credit Suisse International of approximately EUR 248 million. The extraordinary administrator also commenced two further actions before the Court of Parma against: (i) Credit Suisse International and Credit Suisse Securities (Europe) Limited (CSSEL), seeking damages on the basis of allegations that, by the December 2001 transaction, Credit Suisse International delayed the insolvency of Parmalat Participações of Brazil and consequently of Parmalat SpA, with the result that Parmalat’s overall loss increased by approximately EUR 7.1 billion between January 2002 and the declaration of its insolvency in December 2003; and (ii) Credit Suisse International and certain other banks, seeking damages on the basis of allegations that, by various derivatives transactions in 2003, Credit Suisse International and those other banks delayed the insolvency of Parmalat SpA with the result that its overall loss increased by approximately EUR 2 billion between July and December 2003. In June 2008, Credit Suisse agreed to a full and final settlement of all of the claims involving Credit Suisse and its affiliates and the Parmalat Group without admission of liability. Under the agreement, Credit Suisse agreed to pay EUR 173 million. In addition, claims for unquantified damages have been filed in Italy against Credit Suisse entities on behalf of a number of individuals claiming to have suffered losses as a results of the actions of a Credit Suisse employee.

Credit Suisse International has made a claim in the reorganization proceedings of Parmalat Participações of Brazil in respect of EUR 500 million of bonds issued by that entity and held by Credit Suisse International. This claim has so far been rejected by the trustee. Parmalat Participações has made a claim in response alleging that the debt represented by the bonds has already been paid and asserting that it is therefore entitled under Brazilian law to twice the amount of the debt claimed by Credit Suisse International.

Proceedings have been filed in the SDNY against Credit Suisse by Farmland Dairies and Parmalat-USA Corporation, US subsidiaries of Parmalat. The allegations against Credit Suisse make reference to the December 2001 transaction. In August 2006, the SDNY dismissed the complaint in the Farmland Dairies action, with leave to re-plead. In September 2006, both Farmland Dairies and Parmalat-USA Corporation filed amended complaints asserting claims against Credit Suisse, Credit Suisse International and CSSEL. The Credit Suisse entities filed motions to dismiss in both actions. On August 8, 2007, the SDNY dismissed both actions. Plaintiffs in both actions appealed to the Second Circuit. On February 17, 2009, the Second Circuit affirmed the SDNY’s dismissal of these actions.

Mortgage-related matters
CSS LLC and certain of its affiliates have received subpoenas and/or requests for information from certain regulators regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. CSS LLC and its affiliates are cooperating with such inquiries and requests. CSS LLC and certain of its affiliates have also been named as defendants in various civil litigation matters related to the residential mortgage business.

Huntsman Litigation
Huntsman Corporation has sued CSS LLC, along with another lender, in Texas state court alleging tortious interference in connection with the merger agreement between Hexion Specialty Chemicals and Huntsman and a prior merger agreement between Huntsman and Basell that was terminated in favor of the Hexion deal. Huntsman has also asserted causes of action for fraud, negligent misrepresentation and civil conspiracy. The jury trial is scheduled to begin in June 2009.

Auction Rate Securities
CSS LLC is responding to a number of customer demands and participating in FINRA arbitrations relating to the sale of certain ARS in connection with its Private Banking business.
In February 2008, ST Microelectronics (ST) brought a FINRA arbitration against CSS LLC concerning the purchase and sale of USD 415 million notional amount of ARS. The brokers of record for ST, who are no longer employed by CSS LLC, have since been criminally indicted and will be tried in April 2009. In February 2009, the arbitration panel awarded ST USD 406 million in damages in exchange for CSS LLC taking possession of the ARS. ST subsequently filed an action in the SDNY to confirm this award and on March 16, 2009, CSS LLC moved to vacate that award. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York against CSS LLC and the Group alleging violations of the federal securities laws and various common law causes of action relating to this portfolio. The Credit Suisse entities have moved to dismiss that action.

In September of 2008, CSS LLC, along with many other Wall Street firms, agreed to a settlement in principle with the New York Attorney General and the North American Securities Administrators Association Task Force whereby Credit Suisse agreed to repurchase up to USD 550 million par value of ARS from individual customers.

ADR litigation
A putative class action was filed on April 21, 2008 in the SDNY against the Group and certain executives by certain purchasers of American Depositary Receipts and shares alleging violations of Sections 10 and 20 of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Plaintiffs in this action allege that Credit Suisse’s stock price was artificially inflated as a result of allegedly misleading disclosures relating to the company’s business and financial results. A second putative class action complaint making similar allegations was filed on May 30, 2008. These actions were consolidated in an amended complaint, dated October 20, 2008. On December 19, 2008, the Group filed a motion to dismiss the amended complaint.

Other regulatory matters
US laws and regulations require compliance with US economic sanctions, administered by the Office of Foreign Assets Control, with respect to designated foreign countries, nationals and others. The New York County District Attorney’s Office, the US Department of Justice and other governmental authorities are reported to be conducting a broader review of how certain financial institutions have processed US dollar payments involving US sanctioned countries, persons and entities. Credit Suisse is conducting an internal review of certain US dollar payments involving countries, persons or entities that may be subject to these sanctions and is cooperating with the inquiries by such authorities. It is currently not possible to predict the ultimate resolution or timing of this matter.

In connection with our identification of mismarks and pricing errors by a small number of traders in our CDO trading business in Investment Banking, and the related internal review, we promptly initiated contact with our regulators. We have provided information to our regulators and governmental authorities, and we have been cooperating with them. On August 13, 2008, the FSA issued a Final Notice concluding that our subsidiaries, Credit Suisse International and CSSEL breached their Principles for Business as a result of the mismarks and pricing errors. In particular, these subsidiaries were found to have breached Principle 2 requiring a firm to conduct its business with due skill, care and diligence and Principle 3 requiring a firm to take reasonable care to organize and control its affairs responsibly and effectively, with adequate risk management systems. These subsidiaries agreed to accept a GBP 5.6 million fine.

Risk factors
Our businesses are exposed to a variety of risks that could adversely affect our results of operations or financial condition, including, among others, those described below.
Liquidity risk
Liquidity, or ready access to funds, is essential to our businesses, particularly our Investment Banking business. We maintain available liquidity to meet our obligations in a stressed liquidity environment. For information on our liquidity management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.

Our liquidity could be impaired if we were unable to access the capital markets or sell our assets
Our ability to borrow on a secured or unsecured basis can be affected by increases in interest rates or credit spreads, the availability of credit or the perception among market participants that we are experiencing greater liquidity risk. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. As a result of continuing dislocation in the financial and credit markets, particularly in the second half of 2008, access to the debt capital markets and secured lending markets by financial institutions, including Credit Suisse, was adversely affected. Our access to the debt capital markets was also adversely affected in the US and the euro markets by the provision of government or agency guarantees of eligible financial institutions. Although we were able to raise unsecured funding in the debt capital markets in 2008 and meet our planned funding needs, the cost of that funding has increased, reflecting credit rating downgrades on many financial institutions, including Credit Suisse, by the major rating agencies, a very challenging environment for the financial services industry, widening credit spreads, the large unsecured debt funding capacity of financial institutions eligible to benefit from government guarantees and an unprecedented dislocation of the credit markets.

If we are unable to raise needed funds in the capital markets, we may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Our businesses rely significantly on our deposit base for funding
Our businesses meet most of their funding requirements using short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue. In that case, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses.

Changes in our ratings may adversely affect our business
Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain our customers. Ratings are assigned by rating agencies, which may reduce, indicate their intention to reduce or withdraw the ratings at any time. The major rating agencies downgraded our senior debt ratings or outlooks in the fourth quarter of 2008, reflecting in part the pressures on the financial services industry, the unprecedented dislocation in the financial and credit markets and the deteriorating global economic conditions.

Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
We maintain large trading and investment positions and hedges in the debt, currency, commodity and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market.

Market fluctuations, downturns and volatility can adversely affect the fair value of our positions and our results of operations. Beginning in the second half of 2007 and continuing throughout 2008, the mortgage, financial and credit markets reflected a substantial decline in liquidity. Credit spreads widened significantly, funding costs increased and both equity and debt capital markets experienced significantly increased volatility. The adverse effect of these market conditions, particularly in the second half of 2008, and the deteriorating global economic conditions, spread from mortgage and credit products to most other asset classes and business sectors. These conditions have continued in the first quarter of 2009, and we cannot predict how long they will continue. Adverse market or economic conditions or trends have caused, and may continue to cause, a significant decline in net revenues. In the fourth quarter of 2008, we took steps to accelerate the implementation of our strategy to substantially reduce risk, volatility and costs in Investment Banking and focus on Asset Management businesses in which we have scale and strength. We incurred costs and goodwill impairments of CHF 833 million in 2008 as a result of these steps, and we may incur further costs and reduced net revenues in 2009.

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Adverse market and economic conditions have created a challenging operating environment for financial services companies. In particular, the impact of oil prices, interest rates and the risk of geopolitical events have materially affected financial markets and the economy. Movements in interest rates have affected our net interest income and the value of our trading and non-trading fixed income portfolios, and movements in equity markets have affected the value of our trading and non-trading equity portfolios.

Adverse market or economic conditions, including the inability to obtain credit or its cost, have reduced the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, adversely affected our financial advisory and underwriting fees. Such conditions have affected the types and volumes of securities trades that we execute for customers and have adversely affected the net revenues we receive from commissions and spreads.

The financial and credit markets have had extreme volatility and dislocation since the second half of 2007, and global economic conditions have deteriorated significantly in 2008. If these conditions continue or worsen, our financial condition and results of operations could be materially adversely affected.

Unfavorable market or economic conditions have affected our Wealth Management, Corporate & Retail Banking and Asset Management businesses by reducing sales of our investment products and the volume of our Asset Management activities. In addition, a market downturn could further reduce our commission and fee income that is based on the value of our clients’ portfolios. An investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. In light of the dislocation in the financial and credit markets, there has been a fundamental shift in client demand from more complex products and significant client deleveraging, and our Asset Management and Wealth Management results of operations could be adversely affected as long as this continues.

Adverse market or economic conditions have negatively affected our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro-rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak IPO markets. In 2008, the cost and availability of credit limited leveraged buy-out activity and adversely impacted private equity valuations and exit strategies.

Future terrorist attacks, military conflicts and economic or political sanctions could have a material adverse effect on economic and market conditions, market volatility and financial activity.
We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, both for our own account and for major participants in the commercial and residential real estate markets, and originate loans secured by commercial properties. We also securitize and trade in a wide range of commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including residential and commercial mortgage-backed securities. These businesses were adversely affected by the dislocation in the mortgage and credit markets and the downturn in the US housing market that began in 2007 and has continued in the first quarter of 2009, and they have been, and could be further, adversely affected by the downturn in other real estate markets, other sectors and the economy as a whole. In light of the credit and financial markets dislocation and deteriorating economic conditions, we ceased originating residential mortgage loans and reduced our origination capacity in complex real estate-related structured products in 2008.

Our revenues may decline in line with declines in certain sectors or products
Decreasing economic growth in a sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could negatively affect our net revenues.
In 2007 and 2008, our Investment Banking, particularly the leveraged finance and structured products businesses, and Asset Management, particularly asset-backed money market securities, businesses were adversely impacted by the mortgage and credit market dislocation and the deteriorating global economic conditions. The decline in financial sponsor activity has had, and could continue to have, a negative effect on our results of operations.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses at our Wealth Management, Corporate & Retail Banking and Investment Banking businesses, which may have sizeable loans to and securities holdings in certain customers or industries. As a result of the credit and financial markets dislocation, the deteriorating economic conditions and our actions to reduce risk exposures, our risk exposure in certain loans, including emerging markets and commercial real estate, has become more concentrated even as the aggregate portfolio of risk has been reduced. Beginning in the second half of 2007, our Asset Management business has also had losses from securities purchased to address liquidity concerns arising from the credit market dislocation, and this increased our risk exposure to ABS and SIVs. This exposure has been materially reduced as of the end of 2008.

We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business we may be subject to risk concentration with a particular counterparty. During the continuing credit and financial markets dislocation and crisis in confidence in 2008, many financial institution counterparties were acquired, required governmental support or even declared bankruptcy, which caused us, other financial institutions and our regulators to adapt our practices and operations to an evolving understanding of our exposure to, and management of, systemic risk and risk concentration to financial institutions. There can be no assurance that the changes in our and industry operations, practices and regulation will be effective in managing this risk.

Risk concentration may cause us to suffer losses even when economic and market conditions are generally favorable for others in the industry.
Our hedging strategies may not prevent losses
If any of the variety of instruments and strategies we use to hedge our exposure to various types of risk in our businesses is not effective, we may incur losses. We may be unable to purchase hedges or be only partially hedged, or our hedging strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk.

Market risk may increase the other risks that we face
In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while access to liquidity could be impaired. In conjunction with a market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit risk to them.

Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the risk that borrowers and other counterparties will be unable to perform their obligations. Credit exposures exist within lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. For information on management of credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Management’s determination of the provision for loan losses is subject to significant judgment, and our banking businesses may need to increase their provisions for loan losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate and this could have a material adverse effect on our results of operations. For information on provisions for loan losses and related risk mitigation, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Our regular review of the creditworthiness of clients and counterparties for credit losses does not depend on the accounting treatment of the asset or commitment. Changes in creditworthiness of loans and loan commitments that are fair valued are reflected in trading revenues.

In recent years, our Investment Banking business has significantly expanded its use of swaps and other derivatives. As a result, our credit exposures have increased, and may continue to increase, in amount and duration. In addition, we have experienced, due to competitive factors, pressure to assume longer-term credit risk, to extend credit against less liquid collateral and to price derivative instruments more aggressively based on the credit risks that we take. Our investments in, or loans to, hedge funds are an additional source of credit exposure. The credit and financial market dislocation spread from mortgages to other asset classes in 2008 and made it more difficult to sell, syndicate or securitize certain mortgage and credit products, and significantly adversely affected the fair value of, and significantly reduced our revenues from, these products. We also took action to reduce significantly our risk exposure in certain loans, including leveraged finance, emerging markets and commercial real estate loans.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns, or even rumors, about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. In 2008, there were concerns about, defaults by and failures of many financial institutions, and this caused market-wide liquidity problems and could lead to losses or defaults by financial institutions and financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Our credit risk may also be increased when the collateral we hold cannot be realized upon or is liquidated at prices insufficient to cover the full amount of exposure.

The information that we use to manage our credit risk may be inaccurate or incomplete
Although we regularly review our credit exposure to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to foresee or detect, such as fraud. We may also fail to receive full information with respect to the credit or trading risks of a counterparty.

Risks from estimates and valuations
We make estimates and valuations that affect our reported results, including measuring the fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards and the calculation of expenses and liabilities associated with our pension plans. These estimates are based upon judgment and available information, and our actual results may differ materially from these estimates. For information on these estimates and valuations, refer to II – Operating and financial review – Critical accounting estimates and Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Our estimates and valuations rely on models and processes to predict economic conditions and market or other events that might affect the ability of counterparties to perform their obligations to us or impact the value of assets. To the extent our models and processes become less predictive due to unprecedented market conditions, illiquidity or volatility, our ability to make accurate estimates and valuations could be adversely affected.

Risks relating to off-balance sheet entities
We enter into transactions with SPEs in our normal course of business, and most SPEs with which we transact are not consolidated and their assets and liabilities are off-balance sheet. The accounting requirements for consolidation, initially and if certain events occur that require us to reassess whether consolidation is required, can require the exercise of significant management judgment. Accounting standards, or their interpretation, for consolidation may change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital ratios if there are realized or unrealized losses on the assets of these SPEs. For information on our transactions with and commitments to SPEs, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and contractual obligations – Off-balance sheet.

Cross-border and foreign exchange risk
Cross-border risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises and monetary controls, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.

We may face significant losses in emerging markets
As a global financial services company and industry leader in emerging markets, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize customer-driven business. Our efforts at containing emerging market risk, however, may not always succeed. In 2008, the values of equity securities in many emerging markets were very significantly and adversely affected by the global financial and credit market dislocations and also experienced great volatility, and these conditions had, and could continue to have, a negative effect on our results of operations.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities in our Investment Banking and Asset Management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. Exchange rate volatility may have an adverse impact on our results of operations and capital position.

Operational risk
We are exposed to a wide variety of operational risks, particularly information technology risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology and the telecommunications infrastructure and business disruption, including the infrastructure supporting our businesses and/or the areas where our businesses or third-party suppliers are situated. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage.

We have operational risk from errors made in the execution, confirmation or settlement of transactions or in transactions not being properly recorded or accounted for. Our business depends on our ability to process a large volume of diverse and increasingly complex transactions, including derivatives transactions, which have increased in volume and complexity and which are not always confirmed on a timely basis. Our businesses also rely on the secure processing, storage and transmission of confidential and other information.

We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

In the first quarter of 2008, we identified mismarks and pricing errors by a small group of traders in certain ABS positions in our CDO trading business in Investment Banking. As a result, we concluded that a material weakness in internal control over financial reporting existed as of the end of 2007. As of December 31, 2008, this material weakness no longer existed. For further information on this prior year material weakness and its remediation, refer to Controls and procedures in V – Consolidated financial statements – Credit Suisse Group.

Risk management
We have risk management procedures and policies designed to manage our risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. In 2008, we took steps to adapt our risk management techniques, in particular VaR, which relies on historical data, to reflect the unprecedented volatility, illiquidity and dislocations in the financial and credit markets. No risk management procedures can anticipate every market development or event, and our risk management procedures and hedging strategies, and the judgments behind them, may not fully mitigate our risk exposure in all markets or against all types of risk. For information on our risk management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Legal and regulatory risks
Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing.

We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period. For information relating to these and other legal and regulatory proceedings involving our Investment Banking and other businesses, refer to Legal proceedings.

It is inherently difficult to predict the outcome of many of the legal, regulatory and other adversarial proceedings involving our businesses, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. Management is required to establish, increase or release reserves for losses that are probable and reasonably estimable in connection with these matters. For more information, refer to II – Operating and financial review – Critical accounting estimates and Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Failure to comply with extensive regulation of our businesses may subject us to significant penalties and may seriously harm our reputation
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, Europe, the US and other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex and, in recent years, penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. In recent years, a major focus of international policy and regulation has been on combating money laundering and terrorist financing. We expect to face increased regulation and regulatory scrutiny and enforcement in the financial services industry as a result of the unprecedented financial and credit market dislocation in 2008, and we expect such increased regulation to increase our costs and affect our ability to conduct certain businesses. Our primary regulator in Switzerland, FINMA, responded to the 2008 market crisis by imposing additional capital requirements, and, in November 2008, we agreed to a decree requiring that we comply with new capital adequacy ratios and leverage capital requirements by the year 2013.

Despite our best efforts to comply with applicable regulations, a number of risks remain, particularly in areas where applicable regulations may be unclear or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

Changes in laws, rules or regulations, or in their interpretation or enforcement, may adversely affect our results of operations, and other regulators may impose additional capital requirements on our regulated subsidiaries.

For a description of our regulatory regime and capital requirements, refer to I – Information on the company – Regulation and supervision.
Changes in monetary policy are beyond our control and difficult to predict
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the US and other countries. The actions of the Fed and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.

Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our businesses in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets.

Competition
We face increased competition due to consolidation and new entrants
We face intense competition in all financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, is increasing competition. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have increased consolidation in our industry as many institutions have merged, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their businesses. In addition, current market conditions have had a fundamental impact on client demand for products and services. Although we expect the increasing consolidation and changes in our industry to offer opportunities, we can give no assurance that our results of operations will not be adversely affected.

Our competitive position could be harmed if our reputation is damaged
In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our performance, including our ability to attract and maintain clients and employees. Our reputation could be harmed if our comprehensive procedures and controls fail, or appear to fail, to address conflicts of interest, prevent employee misconduct, produce materially accurate and complete financial and other information or prevent adverse legal or regulatory actions.

We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees.

We face competition from new trading technologies
Our Private Banking, Investment Banking and Asset Management businesses face competitive challenges from new trading technologies, which may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We may also be required to make additional expenditures to develop or invest in new trading systems or otherwise to invest in technology to maintain our competitive position.

Risks relating to our strategy
Risk from financial services businesses that we acquire or joint ventures we undertake
Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review in detail all such records. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses.

In addition, in recent years we have undertaken a number of new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.

Risk to achieving costs targets
We may not achieve the CHF 2 billion in cost savings from the accelerated implementation of our strategic plan by the end of 2009 unless we are able to complete the related headcount reduction of 5,300 in 2009.

Other information
Exchange controls
There are no restrictions presently in force under our AoA or Swiss law that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote its securities freely. The Swiss federal government may from time to time impose sanctions, including exchange control restrictions, on particular countries, regimes, organizations or persons. A current list, in German, of such sanctions can be found at www.seco-admin.ch. Other than these sanctions, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including, but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.

American Depositary Shares
Under Swiss law, holders of ADS are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADSs are issued. For further information relating to our ADSs, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

Material contract
On June 13, 2006, we entered into a share purchase agreement for the sale of Winterthur, our insurance subsidiary, to AXA S.A. for a cash payment of CHF 12.3 billion. Under the terms of the agreement, AXA S.A acquired 100% of Winterthur. The transaction, which was subject to customary regulatory approvals and closing conditions, closed on December 22, 2006. A non-compete clause will remain in effect between the parties for two years from the closing date. We did not provide any indemnification in respect of Winterthur’s insurance reserves in the agreement. A copy of the share purchase agreement was filed as an exhibit to our 2006 20-F.

Taxation
The following summary contains a description of the principal Swiss and US federal income tax consequences of the purchase, ownership and disposition of our shares or ADSs (Shares), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own 10% or more of our voting stock, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a “functional currency” other than the Swiss franc or US dollar.

This summary is based on the current tax laws of Switzerland and the US, including the current “Convention Between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income” (Treaty), the US Internal Revenue Code of 1986, as amended (IR Code), existing and proposed regulations thereunder, published rulings and court decisions, all of which are subject to change, possibly with retroactive effect.

This discussion does not generally address any aspects of US taxation other than federal income taxation or any aspects of Swiss taxation other than income and capital taxation. Prospective investors are urged to consult their tax advisors regarding the US federal, state and local, Swiss and other tax consequences of owning and disposing of Shares.

Swiss taxation
Withholding tax on dividends and similar distributions
Dividends paid and other similar cash, in-kind taxable distributions made by us to a holder of Shares (including dividends on liquidation proceeds and stock dividends) and taxable income resulting from partial liquidation as referred to below under “Capital gains tax realized on Shares” are subject to a federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.

Swiss resident recipients
Swiss resident individuals or legal entities are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant income tax return.

Non-resident recipients
The recipient of a taxable distribution who is an individual or a legal entity not resident in Switzerland for tax purposes may be entitled to a total or partial refund of the withholding tax if the country in which such recipient resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the further conditions of such treaty are met. Holders of Shares not resident in Switzerland should be aware that the procedures for claiming treaty benefits (and the time frame required for obtaining a refund) may differ from country to country. Holders of Shares not resident in Switzerland should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sales or other dispositions of Shares and the procedures for claiming a refund of the withholding tax.

Residents of the US
A non-Swiss resident holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder: (i) qualifies for benefits under the Treaty; (ii) holds, directly or indirectly, less than 10% of our voting stock; and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which Shares are attributable. Such an eligible US holder may apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on or after July 1 or January 1 following the date the dividend was payable, but no later than December 31 of the third year following the calendar year in which the dividend became payable.

Income and profit tax on dividends and similar distributions
Individuals
An individual who is a Swiss resident for tax purposes, or who is a non-Swiss resident holding Shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Shares in her or his relevant Swiss tax returns.

Legal entities
Legal entities resident in Switzerland and non-Swiss resident legal entities holding Shares as part of a Swiss establishment are required to include taxable distributions received on the Shares in their income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to dividends (Beteiligungsabzug).

Non-resident recipients
Recipients of dividends and similar distributions on Shares who are neither residents of Switzerland for tax purposes nor holders of Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of such distributions.

Capital gains tax realized on Shares
Individuals
Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value of the shares and their repurchase price may qualify as taxable income. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets, or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.

Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss corporate income tax.

Non-resident individuals and legal entities
Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of the Shares.

Net worth and capital taxes
Individuals
Individuals who are Swiss residents for tax purposes or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment are required to include their Shares in their assets that are subject to cantonal and communal net worth taxes.

Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include their Shares in their assets that are subject to cantonal and communal capital tax.

Non-resident individuals and legal entities
Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

Stamp duties upon transfer of securities
The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% (0.075% for each party to a transaction) of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss or foreign securities dealer as defined in the Swiss Federal Stamp Duty Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SIX/SWX Europe may be subject to a minor SIX/SWX Europe levy on the sale proceeds (this levy also includes the FINMA surcharge).

US federal income tax
For purposes of this discussion, a “US Holder” is any beneficial owner of Shares that is: (i) a citizen or resident of the US; (ii) a corporation organized under the laws of the US or any political subdivision thereof; or (iii) any other person that is subject to US federal income tax on a net income basis in respect of Shares. A “Non-US Holder” is any beneficial owner of Shares that is a foreign corporation or non-resident alien individual.

Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2011, with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2007 or 2008 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2009 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

In general, a US Holder will be required to determine the amount of any dividend paid in Swiss franc by translating the Swiss franc into US dollar at the “spot rate” of exchange on the date of receipt. The tax basis of Swiss franc received by the US Holder generally will equal the US dollar equivalent of such Swiss franc, translated at the spot rate of exchange on the date such Swiss franc dividends are received. Upon a subsequent exchange of such Swiss franc for US dollar, or upon the use of such Swiss franc to purchase property, a US Holder will generally recognize ordinary income or loss in the amount equal to the difference between such US Holder’s tax basis for the Swiss franc and the US dollar received or, if property is received, the fair market value of the property. In addition, a US Holder may be required to recognize domestic-source foreign currency gain or loss on the receipt of a refund in respect of Swiss withholding tax to the extent the US dollar value of the refund differs from the US dollar equivalent of the amount on the date of receipt of the underlying dividend.

Non-US Holders
Dividends paid to a Non-US Holder in respect of Shares will generally not be subject to US federal income tax unless such dividends are effectively connected with the conduct of a trade or business within the US by such Non-US Holder.

Capital gains tax upon disposal of shares
US Holders
A gain or loss realized by a US Holder on the sale or other disposition of Shares will be subject to US federal income taxation as a capital gain or loss in an amount equal to the difference between the US Holder’s basis in Shares and the amount realized on the disposition. Such gain or loss will generally be a long-term capital gain or loss if the US Holder holds the Shares for more than one year. A long-term capital gain realized by a US Holder that is an individual generally is subject to reduced rates.

Non-US Holders
A Non-US Holder will generally not be subject to US federal income tax in respect of gains realized on a sale or other disposition of Shares unless the gain is effectively connected with a trade or business of the Non-US Holder in the US.

Backup withholding tax and information reporting requirements
Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the IR Code and may be subject to backup withholding unless the holder: (i) establishes that it is a corporation or other exempt holder; or (ii) provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

A Non-US Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.
Listing details
Credit Suisse Group’s shares are listed on the SIX. Since June 25, 2001, the principal trading market for the Group’s shares has been SWX Europe. The Group’s ADS are traded on the NYSE.
The Group’s shares are in registered form with a par value of CHF 0.04 per share.
Official trading of the Group’s shares in the form of ADS on the NYSE began on September 25, 2001, under the symbol “CSR.”
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]

2009

March (through March 6)	9,997,408		26.9		24.0		2,826,789		22.5		20.1

February	8,345,477		32.8		25.1		1,862,871		28.9		21.6

January	7,979,535		32.6		23.1		1,261,763		29.5		19.8

2008	11,564,353		67.0		24.9		1,404,764		59.8		19.0

Fourth quarter	9,959,624		57.4		24.9		1,382,623		50.0		19.0

December	6,717,119		33.6		27.7		1,037,640		28.3		23.5

November	8,173,628		43.4		24.9		1,141,699		37.9		19.0

October	14,191,257		57.4		34.3		1,911,632		50.0		32.0

Third quarter	12,034,646		56.0		39.7		1,438,089		53.0		39.1

Second quarter	9,315,759		58.5		46.9		960,834		57.0		44.8

First quarter	15,016,575		67.0		45.2		1,858,791		59.8		46.2

2007	8,543,386		95.5		61.9		788,577		79.0		55.9

Fourth quarter	10,157,787		82.0		61.9		947,016		69.6		55.9

Third quarter	10,218,069		89.9		75.7		1,055,054		74.1		63.4

Second quarter	6,521,166		95.5		86.5		531,791		79.0		70.6

First quarter	7,179,269		93.6		82.0		612,338		75.9		67.5

2006	5,966,280		85.4		62.7		342,040		70.0		50.1

2005	5,509,548		68.5		46.9		215,985		52.9		38.8

2004	5,687,787		49.5		37.4		173,123		42.5		30.0

1 Closing prices for one share and average daily trading volume (SWX Europe). 2 Closing prices of ADS's and average daily trading volume (NYSE).

Trading in our own shares
The Group buys and sells its own shares and derivatives on its own shares within its normal trading and market-making activities mainly through its Swiss broker-dealer operations. In the Swiss market, the Group buys and sells its shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments.

The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to FINMA regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Stock Exchange Act, the rules of the SIX and the EUREX electronic exchange, and the SBA Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.

The Group may from time to time place orders for its own shares to satisfy obligations under various employee and management incentive share plans, and potentially for shares to be used as payment in acquisitions. In addition, the Group may purchase shares with the intent of cancellation. Typically in Switzerland, the purchase of shares for cancellation is done under a separate program from the repurchase of shares to be re-issued under employee and management incentive share plans.

For further information on trading in the Group’s shares and share repurchases, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet.
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2008, we maintained 636 offices and branches worldwide, of which approximately 60% were located in Switzerland.

As of the end of 2008, approximately 28% of our worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 49% of which expire after 2013. The book value of the ten largest owned properties was approximately CHF 1.8 billion as of the end of 2008. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2008, the total amount of indebtedness secured by these facilities was not material to us.

We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.
Foreign currency translation rates

			in / end of		% change

	2008	2007	2006	08 / 07	07 / 06

Average rate

1 USD / 1 CHF	1.08	1.20	1.25	(10)	(4)

1 EUR / 1 CHF	1.58	1.64	1.57	(4)	4

1 GBP / 1 CHF	2.00	2.40	2.31	(17)	4

100 JPY / 1 CHF	1.05	1.02	1.08	3	(6)

Closing rate

1 USD / 1 CHF	1.06	1.13	1.22	(6)	(7)

1 EUR / 1 CHF	1.49	1.66	1.61	(10)	3

1 GBP / 1 CHF	1.53	2.25	2.40	(32)	(6)

100 JPY / 1 CHF	1.17	1.00	1.03	17	(3)

The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:

Year	Period end	Average	[1]	High	Low

Exchange rate information - 5 years

2008	0.9369	0.9305		1.0142	0.8171

2007	0.8827	0.8381		0.9087	0.7978

2006	0.8200	0.8034		0.8396	0.7575

2005	0.7606	0.8010		0.8721	0.7544

2004	0.8763	0.8082		0.8820	0.7575

1 The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

Exchange rate information - 6 months

March 2009 (through March 6)	0.8648	0.8493

February 2009	0.8641	0.8438

January 2009	0.9322	0.8556

December 2008	0.9602	0.8171

November 2008	0.8616	0.8172

October 2008	0.8921	0.8579

September 2008	0.9248	0.8776

X – Investor information
Investor information

Share data

in / end of	2008		2007	2006	2005

Share price (common shares, CHF)

Average	48.87		83.02	73.13	54.19

Minimum	24.90		61.90	62.70	46.85

Maximum	66.95		95.45	85.35	68.50

End of period	28.50		68.10	85.25	67.00

Share price (American Depository Shares, USD)

Average	45.48		68.97	58.46	43.40

Minimum	19.01		55.93	50.07	38.75

Maximum	59.76		79.03	70.00	52.91

End of period	28.26		60.10	69.85	50.95

Market capitalization

Market capitalization (CHF million)	33,762		76,024	99,949	81,847

Market capitalization (USD million)	33,478		67,093	81,894	62,241

Dividend per share (CHF)

Dividend per share	0.10	[1]	2.50	2.24	2.00

Par value reduction	–		–	0.46	–

1 Proposal of the Board of Directors to the Annual General Meeting on April 24, 2009.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of January 21, 2009	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short term	–	A-1	F1+

Long term	Aa2	A	AA-

Outlook	Negative	Stable	Rating Watch Negative

Credit Suisse (the Bank) ratings

Short term	P-1	A-1	F1+

Long term	Aa1	A+	AA-

Outlook	Negative	Stable	Rating Watch Negative

A

ABS	Asset-backed Securities

ABO	Accumulated Benefit Obligation

ADS	American Depositary Shares

AES®	Advanced Execution Services

AGM	Annual General Meeting

AICPA	American Institute of Certified Public Accountants

ALM	Asset/Liability Management

AMA	Advanced Measurement Approach

AMF	Asset Management Finance Corporation

AoA	Articles of Association

AOCI	Accumulated other comprehensive income/(loss)

APB	Accounting Principles Board Opinion

ARB	Accounting Research Bulletins

ARS	Auction Rate Securities

A-IRB	Advanced Internal Ratings-Based Approach

B

BA	Bachelor of Arts

BBA	Bachelor of Business Administration

BIS	Bank for International Settlements

BoE	Bank of England

BORO	Bank Operational Risk Oversight

C

CARMC	Capital Allocation and Risk Management Committee

CDO	Collateralized Debt Obligation

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CIO	Chief Information Officer

CMBS	Commercial Mortgage-backed Securities

CoE	Centers of Excellence

COO	Chief Operating Officer

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CP	Commercial Paper

CPR	Constant Prepayment Rate

CRA	Cash Retention Awards

CRM	Credit Risk Management

CRO	Chief Risk Officer

D

DBRS	Dominion Bond Rating Service

DOW	Dow Jones Industrial Average

E

EBRD	European Bank for Reconstruction and Development

ECB	European Central Bank

EITF	Emerging Issues Task Force

EMEA	Europe, Middle East, Africa

EU	European Union

F

FASB	Financial Accounting Standards Board

FDIC	Federal Deposit Insurance Corporation

Fed	US Federal Reserve

FIN	Financial Accounting Standards Board Interpretation

FINMA	Swiss Financial Market Supervisory Authority

FINRA	Financial Industry Regulatory Authority

FNMA	Federal National Mortgage Association (Fannie Mae)

FRB	Federal Reserve System

FSA	UK Financial Services Authority

FSMA	Financial Services and Markets Act 2000

FSP	Financial Accounting Standards Board Staff Position

FTB	Financial Accounting Standards Board Technical Bulletin

I

IMA	Internal Models Approach

IPO	Initial Public Offering

IRB	Internal Ratings-Based Approach

IRS	Internal Revenue Service

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

KPMG	KPMG Klynveld Peat Marwick Goerdeler SA

L

LGD	Loss Given Default

LIBOR	London Interbank Offered Rate

LOCOM	Lower of Cost or Market

LPA	Longevity Premium Awards

M

MBA	Master of Business Administration

MFCA	Modified Funding Capacity Analysis

MiFID	Markets in Financial Instruments Directive

MSRB	Municipal Securities Rulemaking Board

N

NYSE	New York Stock Exchange

O

OGR	Organizational Guidelines and Regulations

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PBO	Projected Benefit Obligation

PD	Probability of Default

PFIC	Passive Foreign Investment Company

PIP	Performance Incentive Plan

PSA	Prepayment Speed Assumption

Q

QSPE	Qualified Special Purpose Entity

R

RMBS	Residential Mortgage-backed Securities

RMM	Risk Measurement and Management

S

SAB	Staff Accounting Bulletin

SBA	Swiss Bankers Association

S&P	Standard & Poors

SEC	US Securities and Exchange Commission

SEI	Significant economic interest

SESTA	Swiss Federal Act of Stock Exchanges and Securities Trading

SFAS	Statement of Financial Accounting Standards

SIV	Structured Investment Vehicle

SIX	SIX Swiss Exchange

SLB	Securities lending and borrowing

SMI	Swiss Market Index

SNB	Swiss National Bank

SOX	US Sarbanes-Oxley Act of 2002

SPIA	Single Premium Immediate Annuity

SPE	Special Purpose Entity

SRM	Strategic Risk Management

T

TED	Treasury Bill Eurodollar Difference

TRS	Total Return Swap

U

UK	United Kingdom

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board Options Exchange Volatility Index

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in IX – Additional information – Risk Factors.

Financial calendar and information sources

Financial calendar

First quarter 2009 results	Thursday, April 23, 2009

Annual General Meeting	Friday, April 24, 2009

Dividend payment	Thursday, April 30, 2009

Second quarter 2009 results	Thursday, July 23, 2009

Third quarter 2009 results	Thursday, October 22, 2009

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 Publikationenversand

CH-8070 Zurich, Switzerland

US share register and transfer agent

ADS depositary institution	Deutsche Bank Trust Company Americas

Broker Service Desk

Address	Credit Suisse

c/o Mellon Investor Services

P.O. Box 3316

So. Hackensack, NJ 07606

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 201 680 66 26

E-mail	shrrelations@mellon.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

GHBS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Photography: Tobias Madörin, Zurich; Hans Schürmann, Zurich
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich
Paper: Trucard Ice FSC, single-page mirror finish, 280 gm2 wood-free (cover)Dominant Plus FSC, offset, white, matt, 90 gm2, wood-free (content)