Form 20-F
period 2009-12-31
CREDIT SUISSE AG; CREDIT SUISSE GROUP AG
filed 2010-03-26
CIK 1053092, 1159510

As filed with the Securities and Exchange Commission on March 26, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009.

Commission file number: 001-15244
Credit Suisse Group AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Renato Fassbind
Chief Financial Officer
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
renato.fassbind@credit-suisse.com
Telephone: +41 44 333 1700
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

Renato Fassbind
Chief Financial Officer
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
renato.fassbind@credit-suisse.com
Telephone: +41 44 333 1700
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class of securities of Credit Suisse Group AG Name of each exchange on which registered
American Depositary Shares each representing one Share New York Stock Exchange
Shares par value CHF 0.04* New York Stock Exchange*
Title of each class of securities of Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes New York Stock Exchange
Floating Rate Tier 1 Capital Notes New York Stock Exchange
7.9% Tier 1 Capital Notes New York Stock Exchange
Buffered Accelerated Return Equity Securities (BARES) due November 6, 2012 Linked to the Performance of the CS/RT Emerging Infrastructure Index Powered by HOLT NYSE Amex
Accelerated Return Equity Securities (ARES) due November 6, 2012 Linked to the Performance of the CS/RT Emerging Infrastructure Index Powered by HOLT NYSE Amex
ELEMENTS due April 10, 2023 Linked to the Credit Suisse Global Warming Index, Exchange Series NYSE Arca
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net) NYSE Arca
Title of each class of securities of Credit Suisse (USA), Inc.
6 1/8% Notes due 2011 New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009: 1,169,210,895 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
Yes No
* Not for trading, but only in connection with the registration of the American Depositary

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
Item 16G. Corporate governance.
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
Annual Report 2009
Dear shareholders, clients and colleagues
Information on the company
Credit Suisse at a glance: our vision
Global reach of Credit Suisse
Review of the year’s events
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision
Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Corporate Center
Results overview
Assets under management
Critical accounting estimates
Treasury, Risk, Balance sheet and Off-balance sheet
Treasury management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Corporate governance
Overview
Shareholders
Board of Directors
Executive Board
Compensation
Additional information
Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
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
19 Goodwill and other intangible assets
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
28 Pension and other post-retirement benefits
29 Derivatives and hedging activities
30 Guarantees and commitments
31 Transfers of financial assets and variable interest entities
32 Financial instruments
33 Assets pledged or assigned
34 Capital adequacy
35 Assets under management
36 Litigation
37 Significant subsidiaries and equity method investments
38 Supplementary subsidiary guarantee information
39 Credit Suisse Group Parent company
40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
41 Risk assessment
Controls and procedures
Report of the Independent Registered Public Accounting Firm
Parent company financial statements– Credit Suisse Group
Report of the Statutory Auditor on the Financial Statements
Parent company financial statements
Notes to the financial statements
1 Accounting principles
2 Contingent liabilities
3 Compensation to members of the Board of Directors and the Executive Board
4 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
5 Bonds issued
6 Principal participations
7 Own shares held by the company and by group companies
8 Significant shareholders
9 Share capital, conditional and authorized capital of Credit Suisse Group
10 Risk assessment
Proposed appropriation of retained earnings
Confirmation to the Board of Directors relating to the Conditional Capital Increase
Consolidatedfinancial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
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
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Securities borrowed, lent and subject to repurchase agreements
13 Trading assets and liabilities
14 Investment securities
15 Other investments
16 Loans
17 Premises and equipment
18 Goodwill and other intangible assets
19 Life settlement contracts
20 Other assets and other liabilities
21 Deposits
22 Long-term debt
23 Accumulated other comprehensive income
24 Tax
25 Employee share-based compensation and other compensation benefits
26 Related parties
27 Pension and other post-retirement benefits
28 Derivatives and hedging activities
29 Guarantees and commitments
30 Transfers of financial assets and variable interest entities
31 Financial instruments
32 Assets pledged or assigned
33 Capital adequacy
34 Litigation
35 Significant subsidiaries and equity method investments
36 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
37 Risk assessment
Controls and procedures
Report of the Independent Registered Public Accounting Firm
Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor on the Financial Statements
Financial review
Parent company financial statements
Notes to the financial statements
1 Description of business activities
2 Accounting and valuation policies
3 Additional information on the parent company statements of income
4 Pledged assets and assets under reservation of ownership
5 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
6 Liabilities due to own pension plans
7 Valuation adjustments and provisions
8 Composition of share and participation capital and authorized capital
9 Major shareholders and groups of shareholders
10 Shareholder’s equity
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
19 Risk assessment
Proposed appropriation of retained earnings
Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates
Investor information
Investor information
List of abbreviations
Glossary

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2009, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The business of the Bank is substantially similar to the Group and, except where noted or the context otherwise requires, information relating to the Group is also relevant to the Bank.
Abbreviations and selected >>terms are explained in the List of abbreviations and the Glossary in the back of this report.
Sources
Throughout this Form 20-F and the attached Annual Report 2009, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on page 491 of the attached Annual Report 2009.
Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information – Group on page 446 of the attached Annual Report 2009. For the Bank, please see IX – Additional information – Statistical information – Bank on page 447 of the attached Annual Report 2009.

B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see IX – Additional information – Risk factors on pages 469 to 475 of the attached Annual Report 2009.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on pages 12 to 13, – Global reach of Credit Suisse on pages 14 to 15 and – Review of the year’s events on pages 16 to 17, and IV – Corporate governance – Overview – Company on page 143 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group on page 222 of the attached Annual Report 2009 and, for the Bank, please see Note 3 – Business developments in VII – Consolidated financial statements – Credit Suisse (Bank) on page 361 of the attached Annual Report 2009.

B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company on pages 12 to 41 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 224 to 226 of the attached Annual Report 2009 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 362 to 363 of the attached Annual Report 2009.

C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 34 to 35 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on page 50 of the attached Annual Report 2009. For a list of Credit Suisse’s significant subsidiaries, please see Note 37 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 311 to 313 of the attached Annual Report 2009 and, for a list of the Bank’s significant subsidiaries, please see Note 35 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 424 to 426 of the attached Annual Report 2009.

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on pages 480 to 481 of the attached Annual Report 2009.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information on pages 446 to 463 of the attached Annual Report 2009. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk – Loans –Impaired loans and – Provision for credit losses on pages 130 to 132 of the attached Annual Report 2009.

Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 44 to 98 of the attached Annual Report 2009. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Foreign exchange exposure and interest rate management on page 116 of the attached Annual Report 2009.

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management on pages 100 to 116 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 23 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 240 to 241 and Note 34 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 308 of the attached Annual Report 2009 and, for the Bank, please see Note 22 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 378 and Note 33 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 423 of the attached Annual Report 2009.

C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F.
E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 137 to 140 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 29 – Derivatives and hedging activities, Note 30 – Guarantees and commitments and Note 31 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 266 to 291 of the attached Annual Report 2009 and, for the Bank, please see Note 28 – Derivatives and hedging activities, Note 29 – Guarantees and commitments and Note 30 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 398 to 412 of the attached Annual Report 2009.

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 140 of the attached Annual Report 2009.

Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate governance – Board of Directors – Members of the Board and the Committees on pages 153 to 160, – Honorary Chairman of Credit Suisse Group on page 160, and – Executive Board on pages 161 to 166 of the attached Annual Report 2009.

B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate governance – Compensation on pages 167 to 191 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 10 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 227, Note 28 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 256 to 266, and Note 3 – Compensation to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group on pages 333 to 342 of the attached Annual Report 2009 and, for the Bank, please see Note 10 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 365 and Note 27 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 389 to 398 of the attached Annual Report 2009.

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate governance – Board of Directors and – Executive Board on pages 149 to 166 of the attached Annual Report 2009.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate governance – Overview – Company – Employees on pages 143 to 144 and II – Operating and financial review – Results overview on pages 88 to 89 of the attached Annual Report 2009.

E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate governance – Compensation – Overview, – Compensation design and structure – Variable compensation instruments on pages 170 to 174 and – Board and Executive Board compensation on pages 182 to 191 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 26, Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group on pages 248 to 254, and Note 3 – Compensation to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group on pages 333 to 342 of the attached Annual Report 2009. For the Bank, please see Note 25 – Employee share-based compensation and other compensation benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 384 to 387 of the attached Annual Report 2009.

Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate governance – Shareholders on pages 145 to 148 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 7 – Own shares held by the company and by group companies in VI – Parent company financial statements – Credit Suisse Group on page 343 of the attached Annual Report 2009. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 43,996,652 shares outstanding and is a wholly-owned subsidiary of Credit Suisse.

B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate governance – Compensation –Board and Executive Board compensation on pages 182 to 191 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 27 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 255 to 256 of the attached Annual Report 2009 and, for the Bank, please see Note 26 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 387 to 389 of the attached Annual Report 2009.

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s and the Bank’s legal or arbitration proceedings, please see IX – Additional information – Legal proceedings on pages 464 to 468 of the attached Annual Report 2009. In addition, for Credit Suisse, please see Note 36 – Litigation in V – Consolidated financial statements – Credit Suisse Group on page 310 of the attached Annual Report 2009 and, for the Bank, please see Note 34 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 423 of the attached Annual Report 2009.

For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital Management – Dividends and dividend policy on pages 112 to 113 of the attached Annual Report 2009.

B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on pages 479 to 480 of the attached Annual Report 2009. Shares of the Bank are not listed.

B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate governance – Overview, – Shareholders and – Board of Directors on pages 145 to 160 and – Additional information – Changes of control and defense measures on page 192 and – Liquidation on page 194 of the attached Annual Report 2009. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 476 of the attached Annual Report 2009. Shares of the Bank are not listed.

C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 476 of the attached Annual Report 2009.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 476 to 479 of the attached Annual Report 2009. The Bank does not have any public shareholders.
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
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 117 to 136 of the attached Annual Report 2009.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate governance – Additional information – American Depositary Share fees on pages 193 to 194 of the attached Annual Report 2009. Shares of the Bank are not listed.

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.

None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 325 to 326 of the attached Annual Report 2009. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 427 to 428 of the attached Annual Report 2009.

Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate governance – Board of Directors – Board committees – Audit Committee on page 152 of the attached Annual Report 2009.
Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate governance – Overview – Corporate governance framework on pages 142 to 143 of the attached Annual Report 2009.
Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate governance – Additional Information – Internal and external auditors on pages 192 to 193 of the attached Annual Report 2009.
Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management – Share repurchase activities on pages 112 of the attached Annual Report 2009. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Item 16F. Change in registrants’ certifying accountant.
None.

Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate governance–Overview–Complying with rules and regulations on page 142 of the attached Annual Report 2009. Shares of the Bank are not listed.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 199 to 326 of the attached Annual Report 2009 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 351 to 428 of the attached Annual Report 2009 and incorporated by reference herein.

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of February 2, 2010.
1.2 Articles of association (Statuten) of Credit Suisse AG (Bank) as of November 9, 2009.
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG (OGR) as of April 23, 2009.
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse Group and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 463 of the attached Annual Report 2009 and incorporated by reference herein.

8.1 Significant subsidiaries of Credit Suisse are set forth in Note 37 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 311 to 313, and significant subsidiaries of the Bank are set forth in Note 35 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 424 to 426 in the attached Annual Report 2009 and incorporated by reference herein.

9.1 Consent of KPMG AG, Zurich with respect to Credit Suisse Group AG consolidated financial statements.
9.2 Consent of KPMG AG, Zurich with respect to the Credit Suisse (Bank) consolidated financial statements.
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
101.1 Interactive Data Files (XBRL-Related Documents)
SIGNATURES

Each of the registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDIT SUISSE GROUP AG
(Registrant)
Date: March 26, 2010

/s/ Brady W. Dougan /s/ Renato Fassbind
Name: Brady W. Dougan Name: Renato Fassbind
Title: Chief Executive Officer Title: Chief Financial Officer

CREDIT SUISSE AG
(Registrant)
Date: March 26, 2010

/s/ Brady W. Dougan /s/ Renato Fassbind
Name: Brady W. Dougan Name: Renato Fassbind
Title: Chief Executive Officer Title: Chief Financial Officer

Annual Report 2009

Financial highlights

	in / end of					% change

	2009		2008	2007		09 / 08	08 / 07

Net income (CHF million)

Net income/(loss) attributable to shareholders	6,724		(8,218)	7,760		–	–

of which from continuing operations	6,555		(7,687)	7,754		–	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	5.14		(7.51)	7.06		–	–

Basic earnings/(loss) per share	5.28		(8.01)	7.07		–	–

Diluted earnings/(loss) per share from continuing operations	5.01		(7.51)	6.77		–	–

Diluted earnings/(loss) per share	5.14		(8.01)	6.78		–	–

Return on equity (%)

Return on equity attributable to shareholders	18.3		(21.1)	18.0		–	–

Core Results (CHF million)

Net revenues	33,617		11,862	34,539		183	(66)

Provision for credit losses	506		813	240		(38)	239

Total operating expenses	24,528		23,212	25,159		6	(8)

Income/(loss) from continuing operations before taxes	8,583		(12,163)	9,140		–	–

Core Results statement of operations metrics (%)

Cost/income ratio	73.0		195.7	72.8		–	–

Pre-tax income margin	25.5		(102.5)	26.5		–	–

Effective tax rate	21.4		37.8	13.7		–	–

Net income margin [1]	20.0		(69.3)	22.5		–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,229.0		1,106.1	1,462.8		11.1	(24.4)

Net new assets	44.2		(3.0)	43.2		–	–

Balance sheet statistics (CHF million)

Total assets	1,031,427		1,170,350	1,360,680		(12)	(14)

Net loans	237,180		235,797	240,534		1	(2)

Total shareholders' equity	37,517		32,302	43,199		16	(25)

Tangible shareholders' equity [2]	27,922		22,549	31,873		24	(29)

Book value per share outstanding (CHF)

Total book value per share	32.09		27.75	42.33		16	(34)

Shares outstanding (million)

Common shares issued	1,185.4		1,184.6	1,162.4		0	2

Treasury shares	(16.2)		(20.7)	(141.8)		(22)	(85)

Shares outstanding	1,169.2		1,163.9	1,020.6		0	14

Market capitalization

Market capitalization (CHF million)	60,691		33,762	76,024		80	(56)

Market capitalization (USD million)	58,273		33,478	67,093		74	(50)

BIS statistics

Risk-weighted assets (CHF million)	221,609		257,467	323,640	[3]	(14)	(20)

Tier 1 ratio (%)	16.3		13.3	10.0	[3]	–	–

Total capital ratio (%)	20.6		17.9	12.9	[3]	–	–

Dividend per share (CHF)

Dividend per share	2.00	[4]	0.10	2.50		–	–

Number of employees (full-time equivalents)

Number of employees	47,600		47,800	48,100		0	(1)

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. 3 Under Basel I we reported risk-weighted assets of CHF 312,068 million, a tier 1 ratio of 11.1% and a total capital ratio of 14.5% as of the end of 2007. 4 Proposal of the Board of Directors to the Annual General Meeting on April 30, 2010.

Credit Suisse supports entrepreneurship. As a strategic partner to corporations and institutions worldwide, we offer comprehensive services, individually tailored financial solutions and cross-border capabilities. The cover of this report shows eight successful Swiss entrepreneurs, who have come to appreciate Credit Suisse as a competent financing partner. Their individual portraits can be found in our Business Review 2009.

Dear shareholders, clients and colleagues
Credit Suisse delivered a strong performance in 2009 thanks to our client-focused, capital-efficient strategy and our business model that enables us to generate less volatile earnings. We reported net income of CHF 6.7 billion, a return on equity of 18.3% and net new assets of over CHF 44 billion for the year under review. At the same time, we gained significant market share in various businesses and maintained our industry-leading capital position with a tier 1 ratio of 16.3% as of the end of 2009. The Board of Directors will propose a cash dividend of CHF 2.00 per share for 2009 to the Annual General Meeting on April 30, 2010.

Execution of our strategy in 2009
Credit Suisse took further steps to address the new challenges and opportunities created by the changing market environment during 2009. In Private Banking, we continued to invest in the expansion of our international private banking platform, which provides us with the necessary geographic reach and resources to meet the increasing client demand for local access to global services. The fact that we generated CHF 41.6 billion of net new assets across all regions in 2009 confirms the merits of this strategy of continuing to invest internationally. In our Swiss home market, we realigned our client coverage with a special focus on affluent and high-net-worth clients, while further developing our offering for large Swiss corporates and SMEs. Our role as an important and committed lender is underscored by the fact that we maintained our volume of lending in Switzerland at CHF 136.7 billion in 2009.

In Investment Banking, we continued to reposition the business in line with the changed competitive environment. As part of our efforts to build a more client-focused and capital-efficient investment bank, we significantly reduced risk capital usage and volatility, while increasing our focus on client and flow-based businesses, ranging from cash equities, electronic trading and prime services to global rates and foreign exchange, high grade debt and our strategic advisory business. We were able to maintain or gain market share across most products and regions during the year.

In Asset Management, we concentrated our resources on alternative investment strategies, asset allocation and the traditional businesses in Switzerland. We made tangible progress in our efforts to streamline our business portfolio, including the completion of the sale of our non-core traditional investment strategies business in Europe (excluding Switzerland), the US and Asia Pacific. In line with our integrated business model, we are increasingly coordinating and leveraging our Asset Management activities with Private Banking and Investment Banking and are benefiting from the focus on client needs and targeted solutions.

2009 financial performance
Credit Suisse generated net income attributable to shareholders of CHF 6,724 million in 2009, compared to a net loss of CHF 8,218 million in 2008. Core net revenues were CHF33,617 million, compared to CHF 11,862 million in 2008. Collaboration revenues from the integrated bank totaled CHF 5.2 billion in 2009, in line with the prior year.

Private Banking achieved a strong performance in 2009 in a market that is undergoing significant structural change. Pre-tax income totaled CHF 3,651 million, a decrease of 5% compared to 2008. Net revenues were CHF 11,662 million, a decline of 10% from the prior year. The Wealth Management Clients business reported pretax income of CHF 2,898 million, up 16% compared to the previous year. Net revenues were down 8% to CHF 9,871 million compared to 2008, reflecting a 7.5% decline in average assets under management and a shift to lower margin investments, including within managed investment products, as well as continued cautious investor behavior. The Swiss Corporate & Institutional Clients posted pre-tax income of CHF 753 million, a decline of 44% compared to 2008, mainly driven by fair value losses of CHF118 million on the Clock Finance transaction in 2009, compared to fair value gains of CHF 110 million in 2008.

In Investment Banking, we delivered record pre-tax income of CHF 6,845 million, compared to a pre-tax loss of CHF13,792 million in 2008. Net revenues also reached a record level at CHF 20,537 million, as we made substantial progress in the repositioning of our business and succeeded in growing our market share across various businesses and geographies. Our pleasing results also reflect our ability to capitalize on the recovery in the global financial markets.

In Asset Management, pre-tax income improved significantly to CHF 35 million in 2009 compared to a pretax loss of CHF 1,185 million in 2008. Net revenues almost tripled to CHF 1,842 million compared to 2008, primarily reflecting gains from securities purchased from our money market funds compared to losses in 2008, lower investment-related losses and higher revenues from equity participations and joint ventures.

Strategic priorities for 2010
The financial crisis precipitated fundamental changes in the financial services industry, which have profoundly affected the expectations and goals of clients, the type of financial institutions they trust and their choice of a longterm financial partner. We believe that Credit Suisse’s capital position and the strength of our business, as well as our ability to deliver our entire expertise to clients through an integrated global service offering, are creating compelling opportunities in this new competitive landscape. Building on the momentum we have established in 2009, we will strive to focus even more on addressing the needs and aspirations of our clients. We know that a skilled workforce is key to maintaining high levels of client satisfaction, which is why we will systematically continue to attract, develop and retain talented people while remaining sensitive to the ongoing public debate about compensation. Our strong capital position has helped maintain the trust of clients. Consequently, we will continue to manage capital and liquidity conservatively and we will also strive for top-quartile efficiency levels, while being careful not to compromise standards or growth.

Participating in the effort to improve the strength of the financial system
As a globally active bank, one of our key objectives has been to help restore public trust in the financial sector and enhance the stability of the financial system. As part of our commitment to supporting this process, we helped our clients to invest in growth and to successfully manage difficult restructuring and liquidity situations throughout the year. We also engaged in an open and constructive dialog with politicians and regulators to promote a coordinated global approach to banking supervision in an effort to build the more robust financial system essential to economic growth.

Compensation was an issue that came under intense scrutiny in 2009. At Credit Suisse, we recognize the need for our industry to change the way people are rewarded and incentivized. We have been using deferred, share-based compensation instruments for many years and, in 2009, became the first financial institution to align our compensation model to G-20 best practice guidelines. The new compensation structure we implemented reaffirms our commitment to offering our people fair, balanced and performance-oriented compensation. In line with this approach, the members of the Executive Board at December 31, 2009, received no variable cash compensation for 2009 and all variable compensation they received for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments. Of the total variable compensation awarded across Credit Suisse for 2009, 40% took the form of deferred awards and was subject to performance criteria, which may result in future negative adjustments. Of the variable compensation awarded to managing directors for 2009, almost 60% was in the form of deferred awards and was subject to performance criteria, which may result in future negative adjustments. In Investment Banking, our compensation to revenue ratio for the full year was at the historically low level of 42%. Overall, we endeavored to strike the right balance between paying our employees competitively, doing what is right for our shareholders and responding appropriately to regulatory initiatives as well as political and public concerns. We will continue to take a responsible approach to compensation going forward.

Credit Suisse is committed to observing the highest standards of integrity and regulatory compliance in all aspects of its work. In the fourth quarter of 2009, we reached a settlement with the US authorities relating to an investigation into US dollar payments and other practices involving parties that are subject to US economic sanctions. We take this issue extremely seriously. We have enhanced our procedures and are taking action internally to highlight the fact that such incidents will not be tolerated. We are confident that we have a sound control framework that will enable us to remain a trusted financial partner to our clients.

Our responsibilities towards society
In addition to our priority of operating profitably and successfully in even the most challenging market environments, we are also acutely aware of our responsibilities that go beyond banking, particularly our commitments to our employees, society and the environment. For example, as one of Switzerland’s largest employers and providers of training, we believe that we have a duty to help strengthen the country’s position as a center of knowledge and industry and to promote entrepreneurship. In 2009, we therefore announced a number of long-term initiatives, including the creation of a further 150 apprenticeships in Switzerland as well as the investment of CHF 30 million over the next five years in training programs that help young people to find an apprenticeship and enter the job market. In addition, in conjunction with the Swiss Venture Club, we will provide up to CHF 100 million of risk capital to small and medium-sized enterprises and young entrepreneurs, primarily to promote the creation of jobs in Switzerland. Together with the Swiss IT and Communication Technology umbrella association, Credit Suisse also plans to invest up to CHF 10 million to help fund professional training in the IT sector as part of a program to create over 1,000 new IT apprenticeships in Switzerland by 2015. We believe that these efforts will ultimately help to enhance economic and social stability in Switzerland and are thus in the interests of our shareholders.

Our commitment to acting as a good corporate citizen is also reflected by our activities in other countries around the globe. For example, we have helped to improve access to schooling for children and young people worldwide through our Education Initiative, while our Disaster Relief Fund continued to provide emergency relief to the victims of major catastrophes, including the recent earthquake in Haiti. In view of the scale of the humanitarian disaster, Credit Suisse immediately made a USD 1 million donation to help the people of Haiti, which was divided between the American and Swiss Red Cross societies. We also launched a global employee fundraising campaign and our staff collectively made a substantial donation of over USD 1.25 million. The Credit Suisse Foundation pledged to contribute twice the amount donated by employees – meaning that a total of USD 4.75 million has been committed to this vital cause. Together with our partners from the Red Cross, we are continuing to evaluate relief needs and to explore ways to provide further effective support to the people of Haiti.

Changes to Board of Directors and Executive Board
Tobias Guldimann, Chief Risk Officer of Credit Suisse Group and a member of the Executive Board, assumed sole responsibility for risk management on the Executive Board with effect from June 1, 2009. At that time, D. Wilson Ervin, Chief Risk Officer of Credit Suisse, stepped down from the Executive Board and assumed a role as a Senior Adviser, reporting to Brady W. Dougan.

In June 2009, Karl Landert, Chief Information Officer of Credit Suisse, was appointed to the Executive Board.
In December 2009, Credit Suisse announced that Hans-Ulrich Doerig will remain Chairman of the Board of Directors until the Annual General Meeting in April 2011, when he will be succeeded by Vice-Chairman Urs Rohner.

In January 2010, Pamela Thomas-Graham joined Credit Suisse and was appointed to the newly created role of Chief Talent, Branding and Communications Officer. She is a member of the Executive Board and has global responsibility for the areas of Human Resources, Corporate Communications, Corporate Branding and Advertising.

The Board of Directors proposes the following members be re-elected to the Board: Noreen Doyle, Aziz D. Syriani, David Syz and Peter F. Weibel and proposes the following additions to the Board: Jassim Bin Hamad J.J. Al Thani, Chairman of the Board of Directors of Qatar Islamic Bank, and Robert H. Benmosche, President and CEO of American International Group (AIG), subject to their election by the shareholders. Changes in AIG’s business have made it possible for Mr. Benmosche to rejoin the Board, having previously stepped down in August 2009. Ernst Tanner has decided to step down from the Board as of the date of the AGM, and we thank him for his valuable contribution.

Positioned for success in the new environment
Credit Suisse’s strong performance in 2009 confirms the effectiveness of our distinctive, client-focused and capital-efficient business model, which is driving strong financial, client and employee momentum. Thanks to our forward-looking approach, we have come through the recent period of unprecedented industry change in a strong position and believe that we are well equipped to succeed in the new operating environment.

Yours sincerely

Hans-Ulrich Doerig Brady W. Dougan
Chairman of the Chief Executive Officer
Board of Directors

March 2010

Brady W.Dougan, Chief Executive Officer (left), Hans-Ulrich Doerig, Chairman of the Board of Directors. In the background is a portrait of Alfred Escher, who founded Credit Suisse in 1856.

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations and selected >>terms are explained in the List of abbreviations and the Glossary in the back of this report.

In various tables, use of “-” indicates not meaningful or not applicable.

For information on how the bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2009. For information about our business activities and a summary of our financial performance during the year, please refer to the Business Review 2009.

Information on the company
Credit Suisse at a glance: our vision
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision

Credit Suisse at a glance: our vision

Credit Suisse’s aspiration is to become one of the world’s most admired banks. We believe our ability to serve clients globally with solutions, tailored to their individual needs is a strong competitive advantage. To deliver customized products, comprehensive solutions and advisory services, we combine our strengths in Private Banking, Investment Banking and Asset Management and operate as an integrated bank. Our three divisions are supported by our global Shared Services functions, designed to ensure effective business support, and appropriate control and supervision of business activities.

To present a single face to clients, we run a regional structure comprising four regions: Switzerland, Europe, Middle East and Africa, Americas and Asia Pacific. With our local presence we ensure responsiveness to client needs and market trends, while fostering cross-divisional collaboration.

During the recent market disruption, our integrated business model proved to be both resilient and flexible, enabling us to respond to market developments quickly. This flexibility allowed us to stay focused on the most attractive markets and client segments, providing a solid platform for profitable growth.

Building on the momentum we have established, we focus on the implementation of our client-focused and capital-efficient integrated bank strategy. We aim to gain further market share and to strengthen our geographic footprint, while leveraging our programs for operational excellence and efficiency.

Divisions
Private Banking
Private Banking offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking division comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with the Private Banking and Asset Management divisions to provide clients with customized financial solutions.

Asset Management
Asset Management offers a wide range of investment products and solutions across asset classes, for all investment styles. The division manages global and regional portfolios, separate accounts, mutual funds and other investment vehicles for governments, institutions, corporations and individuals worldwide. Asset Management focuses on becoming a global leader in multi-asset class solutions as well as in alternative investments. To deliver the bank’s best investment performance, Asset Management operates as a global integrated network in close collaboration with the Private Banking and Investment Banking divisions.

Shared Services
Shared Services provides centralized corporate services and business support for the bank’s three divisions: Private Banking, Investment Banking and Asset Management. Its services cover areas as diverse as finance, legal and compliance, risk management, information technology, corporate communications, corporate development and human resources. Shared Services acts as an independent and centralized control function.

Regions
Switzerland
Our home market is Switzerland, where we are a leading bank for individual, corporate and institutional clients. Relationship managers at 36 branches look after small and medium-sized companies. We also have 266 branches for wealth management clients, and contact centers in the German, French and Italian-speaking areas.

Europe, Middle East and Africa
The Europe, Middle East and Africa region is a diverse mix of developed and emerging markets with 78 offices in 25 countries. In addition to our long-standing presence in Europe, including France, Germany, Italy, Spain and the UK, we also have a strong presence in key growth markets including Poland, Russia, Turkey and the Middle East. In 2009, we announced our plans to open an office in Sweden and further expanded our presence in Qatar, Saudi Arabia and South Africa.

Americas
The Americas region comprises our operations in the US, Canada, the Caribbean and Latin America. Our three divisions – Private Banking, Investment Banking and Asset Management – are strongly represented across the region. With offices in 51 cities spanning 15 countries, our clients have local access to our global expertise in their home markets. In 2009, we enhanced our Investment Banking and Private Banking platforms in Mexico. In Brazil, we strengthened our market-leading position to provide full cross-divisional services and leveraged our partnership with Hedging-Griffo.

Asia Pacific
The Asia Pacific region comprises 25 offices in 13 markets. Singapore is home to Credit Suisse’s largest Private Banking operations outside Switzerland. The region is also our fastest-growing Private Banking market globally, employing 360 relationship managers. In Investment Banking, we have a strong presence in the region’s largest markets, such as Australia and China, complemented by long-standing leadership in several Southeast Asian markets. In 2009, we opened a bank branch office in Taipei, began operations in our non-bank financial company in India and opened our fifth Center of Excellence in Mumbai. Credit Suisse Founder Securities, our Chinese domestic capital markets joint venture, also commenced operations.

Global reach of Credit Suisse
We are established in all financial centers. With operations in more than 50 countries we are able to deliver our integrated business model to our clients across all regions.
Private Banking offers all-in-one solutions to our onshore and offshore clients. To better serve them, we have established a globally consistent advisory process including comprehensive products and services. Investment Banking has a global platform of services delivered through regional hubs, while Asset Management operates as a globally integrated network.

This worldwide reach enables us to generate a geographically balanced stream of revenues and net new assets. In addition, it allows us to capture growth opportunities wherever they are.
In 2009, we continued to strengthen our global footprint, with private banking operations launched in Tokyo, Warsaw and Mexico City. A new bank branch was opened in Taipei, and in Qatar we started to provide both investment banking and asset management services. To ensure a best-in-class global infrastructure, we have set up Centers of Excellence, which provide support services around the world. We opened a fifth Center of Excellence in Mumbai during the course of 2009.

Regional headquarters

Credit Suisse AG
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 332 25 87
Credit Suisse
Eleven Madison Avenue
New York, NY 10010-3629
United States
Tel. +1 212 325 2000
Fax +1 212 325 6665
Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 78 88 8888
Fax +44 20 78 88 1600
Credit Suisse
Three Exchange Square
8 Connaught Place, Central
Hong Kong
Tel. +852 21 01 6000
Fax +852 21 01 7990

Review of the year’s events
January

Well capitalized We entered the year as one of the world’s best capitalized banks with a tier 1 ratio of 13.3%. This ratio strengthened to 16.3% as of the end of 2009.

Mergers and acquisitions We ranked first in Latin American mergers and acquisitions, with a market share of 27%.

IMF The International Monetary Fund (IMF) projected that the global economy would post its lowest growth rate since World War II, as the economies of the world’s richest nations contracted.

Low rates Global benchmark interest rates were kept low throughout the year, with the Fed’s target rate held near zero.

Chinese lending Chinese credit growth accelerated, buoyed by a stimulus package launched by its government at the end of 2008.

February

Risk positions cut As part of the accelerated implementation of our strategic plan, we continued to reduce our risk positions. By the end of the first quarter, our risk-weighted assets were down 33% compared with the first quarter of 2008.

US measures The US government approved a USD 787 billion fiscal stimulus package, including tax cuts and spending on infrastructure.

Troubled assets The US Treasury unveiled plans to use private and public funds to buy back troubled real estate-related assets from banks for up to USD 1 trillion.

Stress tests The US Treasury conducted stress tests on the country’s largest banks, assuming further economic deterioration.

March

Taiwan We launched trading operations in Taiwan, expanding our existing brokerage services in the country.

Mexico We launched private banking operations in Mexico, adding to existing investment banking activities.

Award We were named Best Private Banking Services Overall in Singapore by Euromoney.

Stock markets The Dow Jones Industrial Average index and the Swiss Market Index reached a low for the year. The two indices then recovered and rose 19% and 18%, respectively, in 2009.

Assistance in tax matters The Swiss government agreed to an exchange of information in cases of justified suspicion of tax evasion or fraud, to comply with OECD standards.

US dollar began to depreciate against major currencies amid deficit concerns.

April

Chairman change Vice-Chairman Hans-Ulrich Doerig was appointed Chairman after Walter B. Kielholz stepped down. Chief Operating Officer and General Counsel, Urs Rohner, became Vice-Chairman.
G-20 Leaders called for increased fairness and transparency in the global tax systems. The group of central bank governors subsequently agreed on a set of comprehensive measures to strengthen banks.

Write-downs The IMF estimated that actual and potential global write-downs on assets held by financial institutions would reach USD 4 trillion over 2007–2010, out of which two thirds would affect banks. In October, this estimate was cut to USD 3.4 trillion.

May

Japan We launched private banking operations in Japan, allowing us to offer a full suite of our integrated financial services to our Japanese clients.

Award We were named Best Bank in Switzerland and Best Investment Bank by Euromoney.

Global unemployment The International Labour Organization forecast that global unemployment would affect 239 million people in 2009, corresponding to an unemployment rate of 7.4%.

Bank capital rules The EU adopted tougher bank capital rules in an attempt to restore confidence in the financial markets. Banks will be required to retain at least 5% of the total value of their securitized exposures as of the end of 2010.

June

Karl Landert Our Chief Information Officer was appointed to our Executive Board.

Middle East We rolled out investment banking and asset management services in Qatar, adding to our existing private banking services.

Algorithmic trading We launched our algorithmic trading platform Advanced Execution Services in India. Further launches followed in Dubai, Israel, Abu Dhabi and Indonesia.

World Bank The international body forecast that global growth would drop by a record 2.9% during the year.

Bank bailouts The Bank for International Settlements estimated that the amount of resources committed to bank bailouts in 11 industrialized countries between September 2008 and June 2009 reached EUR 5 trillion.

US problem banks The number of banks on the Federal Deposit Insurance Corporation’s problem list rose to a 15-year high.

July

Asset Management We completed the sale of parts of our traditional asset management business to Aberdeen Asset Management in return for a 23.9% stake.

Credit default swaps Banks agreed to clear credit default swaps centrally within the EU to reinforce financial stability by reducing the inherent counterparty risks in this market.

Short selling The US Securities and Exchange Commission (SEC) announced measures addressing short selling abuses.

Chinese industry Chinese manufacturing indices continued to rise, spurred by domestic demand.

August

Affluent clients in Switzerland Building on the wide range of products and services available in Switzerland and our dense Swiss-wide branch network, we launched a program to improve the coverage of affluent private clients – those with assets ranging between CHF 250,000 and CHF 1 million. These clients will now be served from 180 locations throughout the country.

IPO activity Global initial public offerings (IPOs) rose to the highest level since the second quarter of 2008. Nearly two- thirds of the total IPO value was for Chinese companies.

September

India A fifth Center of Excellence (CoE) was opened in Mumbai to provide support to our front office in Investment Banking. Our five CoEs now deploy more than 8,000 positions, a figure set to reach 10,000 by 2011.

Private Banking investor day We reiterated our strategy for Private Banking, building on its leading business model and its scalable wealth management platform.

Economic pick-up Data confirmed that the US, EU and Switzerland emerged from a year-long recession.

Compensation The Financial Stability Board issued international standards for sound compensation practices.

October

Compensation structure We announced a new G-20 compliant compensation structure, reaffirming our commitment to a fair, balanced and performance-oriented compensation policy.

Poland We launched private banking operations in Warsaw, adding to existing asset management and investment banking operations.

US unemployment The US unemployment rate jumped to a 26-year high as jobs continued to be cut in the construction, manufacturing and retail sectors.

Oil prices rose steadily during the year, with the Brent crude oil futures reaching a year high at USD 82 per barrel.

Greece A credit agency cut Greece’s debt rating following a sharp deterioration of the country’s public finances. Other credit agencies followed suit in December.

November

New global ambassador We announced a long-term partnership agreement with Roger Federer, who will act as our global ambassador. We will make a significant annual contribution to his foundation that helps disadvantaged children, with a particular focus on Africa. Separately, we launched a new global advertising campaign, reflecting our integrated approach and commitment to help our clients thrive.

Dubai A state-owned conglomerate in Dubai asked to delay the repayments of its debts by at least 6 months. The potential default rattled the financial markets.

Low inflationary pressure US and euro zone inflation moved back into positive territory during the month, though well below historical averages.

Global mergers Global merger and acquisition activity reached a high for the year, reaching USD 305 billion, as confidence returned to the markets.

December

Training We announ-ced 150 new apprenticeships, bringing the total number of training positions available in Switzerland to 1,200. We will also invest CHF 30 million in training programs.

Succession planning Reflecting our efforts to ensure continuity at the Board of Directors, we announced that Vice-Chairman Urs Rohner will become Chairman in April 2011 when Hans-Ulrich Doerig retires.

Gold The price of gold reached a record USD 1,227.5 per ounce amid the low interest rate environment and the weak dollar.

Japan The Japanese government unveiled a USD 81 billion stimulus package. The country’s central bank will also inject more than USD 100 billion into the financial markets.

Stock markets Global stocks posted their best performance since 2003. The Dow Jones EURO STOXX Banks index rose 46%, while Credit Suisse’s shares rallied 80%.

Performance of Credit Suisse’s share price versus the Dow Jones EURO STOXX Banks index

Strategy
Industry trends and competition
While the banking industry is expected to continue to benefit from globalization, individual wealth creation and international capital flows, it is undergoing unprecedented regulatory change. After extraordinary emergency intervention by governments and central banks to rescue financial institutions and to stabilize markets during the financial crisis of 2008, regulators, governments and industry representatives focused in 2009 on ways to improve capital markets and financial services. Since November 2008, the leaders of the >>G-20 countries met three times, laying the foundation for reforms. They established the Financial Stability Board (FSB) to develop and implement strong regulatory, supervisory and other policies for financial stability. During 2009, the FSB issued various reports and established principles for cross-border cooperation on crisis management and sound practices to align compensation with prudent risk taking and long-term, sustainable performance. After calls by the G-20 for increased fairness and transparency in the global tax system, OECD standards reached broader acceptance.

In July 2009, the Basel Committee on Banking Supervision (BCBS) issued measures to strengthen trading book capital and to enhance the >>Basel II framework. In addition, in December 2009, the BCBS launched consultative proposals to strengthen the resilience of the banking sector. The proposals cover the following key areas: raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework; introducing a leverage ratio as a supplementary measure; introducing a series of measures to promote capital buffers; introducing a global minimum liquidity standard and addressing systemic risk. The BCBS will conduct an impact assessment to agree final rules by the end of 2010. Phase-in measures and grandfathering arrangements are expected to ensure a transition that does not impede the recovery of the real economy.

New regulation and the end of government and central bank emergency support are expected to shape bank industry trends over the foreseeable future. While detailed rules and implementation standards in most jurisdictions remain open, we expect regulatory compliance costs, including costs of additional capital and liquidity, to increase. In this period of uncertainty, we believe well-capitalized financial institutions with strong earnings power are better positioned to adjust to a changing industry landscape and increasing competitive pressure. As regulated banks generally move towards less risky business models with more liquid and transparent products, they are expected to face pressure to reach critical size, become more efficient and focus their activities. We expect clients to remain selective and risk conscious when choosing counterparties, and market demand might be increasingly bifurcated, with increased demand for more standardized products and for more customized, innovative solutions for sophisticated clients.

Group priorities
Our aspiration is to become one of the world’s most admired banks. We believe our ability to serve clients globally with an integrated service offering is a strong competitive advantage. Early in the financial crisis we took decisive action to reduce our risk exposures and to become more capital-efficient. As a result, we reduced risk-weighted assets by 32% since the end of 2007 and exited most proprietary trading businesses. By continuing to strengthen our capital and liquidity position we ensured the trust of our clients. With our client-focused and capital-efficient integrated bank strategy we delivered sound net income attributable to shareholders of CHF 6,724 million for 2009 and an industry-leading return on equity of 18.3%. As our strategy is consistent with both emerging client needs and regulatory trends, we feel well positioned to succeed in a changing operating environment. Building on the momentum we have established, we aim for further gains in market share while strengthening our geographic footprint and collaboration within the integrated business model. We expect to leverage our programs for operational excellence and efficiency. To achieve our goals, we are focused on the following priorities.

Client focus
We put our clients’ needs first. We aspire to be a consistent, reliable, flexible and long-term partner focused on clients with complex and multi-product needs, such as >>ultra-high-net-worth individuals, large and mid-sized companies, entrepreneurs, institutional clients and hedge funds. By listening attentively to their needs and offering them superior solutions, we empower them to make better financial decisions. Against the backdrop of significant changes within our industry, we implemented plans across the organization to ensure that we consistently help our clients realize their goals and thrive. We continue to strengthen the coverage of our key clients by dedicated teams of senior executives who can deliver our integrated business model. On the back of a strong capital position and high levels of client satisfaction and brand recognition, we achieved significant gains in market share. Our strong client momentum is well recognized. We were awarded “Best Private Banking Services Overall” by Euromoney, “Bank of the Year” by International Financing Review and “Top 3 Megabank” by Fortune magazine’s “Most Admired Companies” survey.

Employees
We continue to undertake efforts to attract, develop and retain top talent in order to deliver an outstanding integrated value proposition to our clients. Our candidates go through a rigorous interview process, where we not only look for technical and intellectual proficiency, but for people who can thrive in and contribute to our culture. Credit Suisse is above the external benchmark for employee engagement in the financial services industry. We systematically review our talent and identify the right developmental opportunities based on individual and organizational needs. We increasingly promote cross-divisional and cross-regional development, as well as lateral recruiting and mobility. Valuing different perspectives, creating an inclusive environment and showing cross-cultural sensitivity are key to Credit Suisse’s workplace culture. We have expanded our organizational understanding beyond traditional diversity and inclusion to leverage our differences to fully engage the workforce. Through our own business school, we train our leaders, specialists and client advisors in a wide range of subjects to ensure that knowledge and competence of our employees supports the needs of our clients and our strategy. We take a prudent and constructive approach to compensation, designed to reflect the performance of individuals and the firm and closely align the interests of employees with those of shareholders.

Collaboration
We help our clients thrive by delivering the best of our products and services seamlessly across our organization and regardless of divisional boundaries. In order to drive, measure and manage collaboration between our divisions, we have established a dedicated governance structure within the office of the CEO. In 2009, we recorded collaboration revenues of CHF 5.2 billion, with a target of CHF 10 billion annually by 2012. Since the inception of our collaboration program in 2006, we have built a strong track record of delivering customized value propositions. We believe this is a significant differentiator for Credit Suisse. We have observed increasing momentum in collaboration initiatives, including tailored solutions for wealthy private clients by Investment Banking, a new suite of managed investment products developed by Asset Management for Private Banking and strengthened client management coordination by our new alternative investments distribution team in Asset Management with the securities distribution team in Investment Banking. Benefiting from our programs for cross-divisional management development and lateral recruiting, we believe collaboration revenues including cross-selling and client referrals to be a resilient generator of both revenues and assets.

Capital and risk management
While the prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank, we maintain a conservative framework to manage liquidity and capital. Throughout the financial crisis we were a supplier of overnight funding to central banks, and we did not receive any emergency support provided by governments and central banks. As a result of the successful implementation of our client-focused and capital-efficient strategy, we further reduced our risk-weighted assets by 14% during 2009 to CHF 221.6 billion, contributing to the improvement of our Tier 1 ratio of 300 basis points to 16.3%. With further balance sheet reductions we achieved a leverage ratio of 4.2%, already complying with the Swiss minimum requirements to be implemented by 2013. We continue to deploy capital in a disciplined manner based on our economic capital framework, assessing our aggregated risk taking in relation to our client needs and our financial resources.

Efficiency
We continue to strive for top-quartile efficiency levels, while being careful not to compromise on growth or reputation. For our core activities we target a cost/income ratio of 65%. Efficiency measures implemented with strong involvement of senior management have generated cost savings while helping to build an efficiency culture. During 2009 we opened a fifth Center of Excellence (CoE) in Mumbai, with an initial focus on supporting Investment Banking. The new CoE will complement our four existing CoEs in Pune, Raleigh Durham, Singapore and Wroclaw. Since the CoE initiative was established in 2006, more than 8,000 roles have been deployed, improving productivity. We continue to focus on our Operational Excellence program, which has strengthened our culture of continuous improvement and client focus.

To track our progress and benchmark our performance, we have defined a set of key performance indicators for growth, efficiency and performance, and risk and capital to be achieved across market cycles. For a more detailed description of our businesses and our performance in 2009 against the defined targets, refer to II Operating and financial review Key performance indicators.

Corporate citizenship and Code of Conduct
At Credit Suisse, we firmly believe that corporate citizenship plays a crucial role in our long-term success as a business. We therefore strive to incorporate our approach to corporate citizenship into every aspect of our work. This approach is founded on a broad understanding of our responsibilities in banking, society and the environment, as well as on our role as an employer and on our dialogue with our stakeholders.

Our Code of Conduct, which sets out globally binding principles for our business operations, strengthens the responsibility of all employees and creates a framework where every individual is familiar with our corporate responsibilities. The core values include integrity, confidentiality and respect, as well as a commitment to sustainability.

To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Citizenship Report and additional information which can be found at www.credit-suisse.com/citizenship.

Our businesses
Private Banking
Business profile
In Private Banking we offer comprehensive advice to private, corporate and institutional clients and a broad range of financial solutions. Private Banking comprises the Wealth Management Clients and Corporate & Institutional Clients businesses, with total assets under management of CHF 914.9 billion. In Wealth Management Clients, we serve over two million clients, including >>ultra-high-net-worth and >>high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of over 100,000 corporations and institutions, mainly in Switzerland.

Within Wealth Management Clients, we operate one of the largest wealth management businesses globally. We offer clients a distinct value proposition combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services. We deliver innovative and integrated solutions in close collaboration with Investment Banking and Asset Management. As of the end of 2009, we had CHF 802.8 billion of assets under management. Our global network comprises more than 380 locations in 47 countries. Wealth Management Clients has more than 4,000 relationship managers and 25 >>booking centers, reflecting our multi-shore strategy.

Within Corporate & Institutional Clients, we provide premium advice and solutions within a broad range of banking services, including lending, trade finance, cash management, corporate finance, global custody and asset and liability management. Clients include small and medium-sized enterprises, global corporations, banks, Swiss pension funds and insurance companies. As of the end of 2009, the business volume of our Corporate & Institutional Clients business totaled CHF 220.3 billion, with CHF 170.0 billion of client assets and CHF 50.3 billion of net loans. While large corporations are covered out of four locations, we serve small and medium-sized enterprises through relationship managers based in 36 branches throughout Switzerland.

Key data - Private Banking

	in / end of

	2009	2008	2007

Key data

Net revenues (CHF million)	11,662	12,907	13,522

Income before taxes (CHF million)	3,651	3,850	5,486

Assets under management (CHF billion)	914.9	788.9	995.4

Number of employees	24,300	24,400	23,200

Strategy
Trends and competition
Despite the impact of the financial crisis, the long-term growth prospects of the wealth management sector remain intact. Yearly industry growth rates measured by assets under management are projected at around 8% over the next three years. We expect more mature markets to experience lower growth rates, but starting from a larger asset base, with more than two thirds of global wealth located in the US, Japan and Western Europe. In these markets we see opportunities arising from the generational transfers of wealth and from further wealth accumulation, particularly by entrepreneurs, who increasingly seek solutions not only to manage their personal wealth but to develop their business over market cycles. We expect emerging markets, particularly in Asia, to continue to experience relatively strong growth driven by entrepreneurial wealth creation and relatively strong economic development.

While operating in an attractive growth market, wealth managers were impacted by the market disruption and the recession in many markets in the last two years. A large number of wealthy clients reconsidered their banking relationships and transferred assets to stable, reliable institutions with a strong capital position. Longer term, we expect clients to look increasingly for a broad and deep service offering, with smaller wealth managers facing challenges with regard to necessary size and scope. In addition, we expect increasing regulatory requirements relating to investment advice, client information and documentation to increase the cost and complexity of business processes and compliance frameworks. Increasing scrutiny by authorities on cross-border banking activities and legal compliance is expected to impact client behavior and operating models over time. We expect offshore banking in certain markets to have lower net new assets and increasing compliance costs, but that offshore banking will remain attractive in many markets, reflecting client focus on political stability, superior products and services and jurisdictional diversification. As a result of both the short-term impacts from the financial crisis and the longer-term industry trends, we expect consolidation of the wealth management industry to continue.

The Swiss market for Corporate & Institutional Clients continues to offer growth prospects in line with general economic development. Swiss corporates have faced the challenges from the economic downturn relatively well due to solid business models and conservative financing. A growing number of Swiss corporates have to deal with succession planning, a trend which increasingly creates business opportunities in this market, particularly for banks that can offer a tailored combination of private and investment banking services. In the Swiss institutional clients business, we expect further business growth, including advising on portfolio restructuring.

Key initiatives
Our aspiration is to become one of the most admired banks for Wealth Management Clients globally and for Corporate & Institutional Clients in Switzerland. We want to be an industry leader in terms of client satisfaction, employee engagement, profitability and growth. With our consistent strategy and our strong capital position, we are well positioned to succeed in a changing market environment.

We continue to invest in international growth by hiring and developing experienced relationship managers, upgrading our platforms and establishing a domestic presence in select markets. Depending on their needs, we offer clients onshore and offshore services in compliance with laws, rules and regulations. Our continued investment in our compliance framework positions us well to respond to evolving regulation in the markets in which we operate.

In Switzerland, our home market, we aim to gain market share in the Wealth Management Clients business: in the private client business, by increasing client focus and proximity as well as by continuously optimizing our branch network; and in the Swiss >>high-net-worth individuals business, by offering value propositions that leverage the full spectrum of our cross-divisional capabilities. The targeted growth segments in the Swiss corporate and institutional business include large corporates, institutional investors, financial institutions with transaction banking needs and small and medium-sized enterprises (SME) with an international focus. Regular surveys confirm a high degree of client satisfaction, reflected in significant net new asset inflows.

To further improve client centricity, we focus on our advisory approach and on segment-specific client solutions, for example, for >>ultra-high-net-worth clients or entrepreneurs. We invested nearly CHF 400 million in our award-winning advisory process in the last ten years, and enhanced our segment-specific client solutions.

Close collaboration with Investment Banking enables us to offer customized and innovative solutions to our clients, especially to ultra-high-net-worth individuals and corporates. In cooperation with Asset Management, we offer a range of client-focused discretionary mandates and access to hedge funds and private equity solutions.

As employees are the most critical success factor in delivering our value proposition, we systematically develop our pool of talent through training and certification programs. We strive to be an employer of choice, and as part of our growth strategy we continue to invest in our relationship managers as a driver of net new assets.

We drive efficiency and productivity, building on our programs for operational excellence, efficiency management and CoE.
Achievements
Key achievements and measures of our progress in 2009 include:
– International growth: In 2009, we generated CHF 41.6 billion of net new assets across regions, with CHF 11.8 billion in Switzerland, CHF 10.3 billion from Europe, Middle East and Africa (EMEA), CHF 8.0 billion from the Americas and CHF 11.5 billion from Asia Pacific. As part of our international growth strategy, we launched domestic wealth management businesses in Japan, Mexico and Poland.

– Market share gains in Switzerland: Building on the infrastructure and wide range of products and services available in Switzerland, we realigned our coverage with a special focus on >>affluent and high-net-worth clients. Going forward, affluent clients will be served in our entire branch network, more than doubling the locations for this key segment. In the Swiss corporate business, we played a key role for large Swiss corporates and SMEs, successfully leading complex refinancing and restructuring transactions through customized corporate finance services.

– Client centricity: We developed and implemented a specific value proposition and focused coverage model for ultra-high-net-worth clients, with dedicated client organizations in all regions. As part of our continued efforts to improve the advisory process and to better serve clients, we launched a series of sophisticated advisory tools, including the Stock Navigator, the Bond Navigator and the Credit Suisse Risk Analyzer.

– Integrating the banking businesses: In 2009, we generated revenues from 394 integrated solutions transactions in cooperation with Investment Banking and Asset Management. Together with Asset Management, we launched a new suite of discretionary mandates to better address client needs and respond to the market environment.

– Best people: International hiring and appointments reflect our continued investment in international growth. In 2009, we hired 370 relationship managers and increased the share of senior hires among them to 62%. The net decrease of 100 relationship managers compared to the end of 2008 reflected a talent upgrade of our relationship managers, mainly in EMEA and Asia Pacific, while the number of relationship managers was stable in Switzerland and slightly higher in the Americas.

– Productivity and financial performance: We maintained a gross margin in Wealth Management Clients of 131 basis points on our average assets under management, fully leveraging the integrated business model with positive contributions from client centric product innovation and increasing wallet share. Through targeted cost management programs, we achieved cost reductions of over CHF 300 million and a cost/income ratio of 67.1% in 2009.

Awards
We received numerous industry awards, including:
– “Best Private Banking Services Overall” for Global, Western Europe, Switzerland, Guernsey, Indonesia, Russia and Singapore by Euromoney in its Private Banking Survey 2010;
– “Best Wealth Management House” for 2009 by Euromoney in its “Awards for Excellence”;
– “Best Bank in Switzerland in 2009” by Global Finance in its World’s Best Developed Market Bank Awards;
– “Summa cum laude” in Germany and Switzerland by Handelsblatt’s Elite Report;
– “Best Private Bank in Asia and Singapore” by The Asset magazine in its annual “Triple A Awards for Investors and Wealth Managers”;
– “Outstanding Private Bank for UHNW Clients” at the 19th Private Banker International Wealth Summit in Singapore;
– “Best Private Bank in the Middle East” by emeafinance; and
– Ranked first on Fuchsbriefe’s “all-time best” list of wealth management companies in German speaking countries.
Products and services
Wealth Management Clients
In Wealth Management Clients, our service offering is based on the global Structured Advisory Process, client segment specific value propositions and comprehensive investment services:
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

– Client segment specific value propositions: We offer a range of wealth management solutions tailored to specific client segments. The global market segments we serve are ultra-high-net-worth and high-net-worth clients, and, in Switzerland, private clients. For entrepreneurs, we offer solutions targeted at specific needs within private and corporate wealth management, including succession planning, tax advisory, financial planning and investment banking services. Our entrepreneur clients benefit from the advice of Credit Suisse’s experienced corporate finance advisors, immediate access to a network of international investors, the preparation and coordination of financial transactions to maximize company value. A specialized team, Solutions Partners, offers holistic and tailor-made business and private financial solutions for our ultra-high-net-worth clients.

– Comprehensive investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the analysis and recommendations of our global research team. Investment advice covers a range of services from portfolio consulting to advising on individual investments. We continuously strive to offer clients effective portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists, providing private investors with access to asset classes that otherwise would not be available to them. For clients with more complex requirements, we provide investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. In close collaboration with Investment Banking and Asset Management, we also provide innovative alternative investments with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate.

We also offer a broad range of financing products, such as construction loans, fixed and variable rate mortgages, consumer and car loans, different types of leasing arrangements and various credit cards provided by Swisscard, a joint venture between Credit Suisse and American Express. Additionally, we provide flexible financial solutions for every stage of a private client’s life, including private accounts, payment transactions, foreign exchange services, pension products and life insurance. The range of savings products available to private clients includes savings accounts, savings plan funds and insurance. Our core banking product Bonviva combines accounts and credit cards, simplifying day-to-day banking with a fixed package price.

Corporate & Institutional Clients
In our Corporate & Institutional Clients business, we supply a comprehensive range of financial solutions including cash management and payment transactions, all forms of traditional and structured lending, capital goods and real estate leasing, investment solutions and specialized services such as corporate finance, trade finance, ship financing, global custody and asset and liability management. Large corporate clients can benefit from tailor-made financial solutions and advice. In addition, we offer specialized products and services, such as multi-currency foreign exchange trading and various straight-through-processing solutions, such as brokerage and execution services.

Investment Banking
Business profile
Investment Banking provides a broad range of financial products and services, with a focus on businesses that are client-driven, >>flow-based and capital-efficient. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and capital raising and advisory services, as well as comprehensive investment research. Our clients include corporations, governments and institutions around the world. We deliver our global investment banking capabilities via regional and local teams based in all major developed and emerging market centers. Our integrated business model enables us to gain a deeper and cross-business understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.

Key data - Investment Banking

	in / end of

	2009	2008	2007

Key data

Net revenues (CHF million)	20,537	(1,971)	18,584

Income/(loss) before taxes (CHF million)	6,845	(13,792)	3,496

Number of employees	19,400	19,600	20,500

Strategy
Trends and competition
The global financial crisis has fundamentally changed the competitive landscape in the investment banking industry with substantial opportunities for firms with strong capital positions and manageable risk exposures. Credit Suisse was well positioned to take advantage of this environment in 2009 and to gain market share in many key businesses. We also benefited from improved pricing and margins resulting from the decline in competition. While bid-offer spreads became more normalized in the second half of the year compared to very high levels in the first half of 2009, we believe that given the structural changes in the industry, margins will remain above pre-crisis levels in the medium term. We continued to invest in expanding our platforms in >>flow-based products to maintain or increase market share, and we benefited from our reputation as a stable counterparty throughout the financial crisis and from our clients’ preference for less complex, more liquid financial products. In addition to our strong trading businesses, Credit Suisse benefited from market share gains in our capital markets and advisory businesses as well as higher industry issuance volumes compared with the extremely low levels in 2008. We expect that our market share gains, combined with an increase in trading, underwriting and advisory volumes, will contribute to a sustainable revenue base and potential for growth, even as the regulatory environment will provide challenges.

The systemic weaknesses exposed by the global financial crisis and the proposed regulatory changes will have a strong impact on investment banks. Proposed changes to the >>Basel II framework may lead to additional anti-cyclical provisioning and incremental capital charges to capture default risk on trading book assets. In addition, legislation being considered in the US and Europe will likely promote centralized clearing of standardized >>derivatives, lead to increased migration of over-the-counter (OTC) derivatives to exchanges and improve post-trade transparency for OTC derivatives. While both the parameters of the various regulatory proposals and their overall impact are uncertain, we expect increased capital requirements and regulation of derivatives to result in lower risk taking and increased transparency, potentially adversely impacting spreads. However, we view the proposed regulations as largely strengthening Credit Suisse’s competitive position, given our industry-leading capital ratios, our limited market share in OTC and complex derivatives and our emphasis on flow-based products. We believe that we will continue to be strongly differentiated from our peers by the stability of our platform, the momentum of our integrated franchise and our flexibility.

Key initiatives
In 2009, we executed our strategy to become a more client-focused and capital-efficient investment bank. We:
– reduced risk capital usage;
– reduced volatility and improved capital efficiency;
– increased emphasis on client and >>flow-based businesses, such as cash equities, electronic trading, prime services, global rates and foreign exchange, high grade debt, US residential mortgage-backed securities (>>RMBS) secondary trading and our strategic advisory business;

– repositioned certain other businesses by reducing risk and volatility, including quantitative and liquid equity trading strategies, secondary convertible trading, emerging markets, US leveraged finance and corporate lending; and

– reduced risk limits for complex and structured products, including substantially reducing or exiting certain businesses such as highly structured derivatives, illiquid principal trading, residential and commercial mortgage origination, >>collateralized debt obligations, leveraged finance trading, RMBS outside the US and power and emissions trading.

Key measures of our progress include:
– Risk-weighted assets declined 14% since the end of 2008, to USD 140 billion. We continued to reallocate capital from exit businesses to support growth in the client-focused businesses. As of the end of 2009, risk-weighted assets in ongoing businesses were USD 123 billion and in exit businesses were USD 17 million compared to risk-weighted assets of USD 128 billion in ongoing business and USD 35 billion in exit businesses as of the end of 2008.

– Average one-day 99% >>value-at-risk declined 33% during 2009 to CHF 118 million.
– In 2009, we reduced our exposure to dislocated assets to minimal levels.
– Headcount was reduced by 200 from the end of 2008, although headcount increased in the second half of 2009, primarily due to an increase in IT professionals, reflecting our investment in infrastructure in client-focused businesses.

We believe that we have a significant opportunity to extend market share gains across our businesses as we build our distribution platform and enhance our electronic capabilities for clients. We are also further developing our emerging markets position and refining our strategy in the advisory and underwriting businesses in order to capitalize on market opportunities. Key initiatives to drive the franchise forward include:

– significant IT investment to support capital-efficient businesses, including foreign exchange, >>Advanced Execution Services (AES®), prime services and flow and >>derivatives trading;
– consolidate and extend market share gains in our cash equities business by improving primary rankings and capitalizing on new issue activity;
– pursue targeted growth plans in our prime services business, including in listed derivatives, fund administration, prime brokerage and a variety of financing products such as exchange-traded funds (ETF), index/sector/single stock swaps and custom baskets;

– focus on growing client flows and expanding distribution coverage across our fixed income businesses, including a significant expansion of our sales force;
– broaden client footprint in our global foreign exchange business by building our electronic platform in foreign exchange (eFX) and infrastructure;
– continue to pursue a capital-efficient approach to leveraged finance and investment grade capital market transactions;
– capitalize on high-growth potential in targeted regions by building on our leading franchises in Brazil, Russia, Indonesia and the Middle East, our strong position in China and our growing business in India. We intend to expand flow sales business across credit, rates and foreign exchange and drive client connectivity across regions and in collaboration with Private Banking; and

– capitalize on a global rebound in mergers and acquisitions (M&A) activity, continued recovery in initial public offering (IPO) issuance volumes and sizeable high yield refinancing opportunity.
Significant transactions and achievements
We expanded our ability to serve certain geographic and product markets:
– We commenced investment banking operations in Qatar to complement our private banking services. The expansion of our business in Qatar further strengthens our strong local presence in the Middle East, with offices in Abu Dhabi, Beirut, Cairo, Doha, Dubai, Manama and Riyadh.

– We launched AES® in India. Our clients can now employ a comprehensive range of algorithmic trading strategies for Indian equities, enabling them to trade more efficiently and achieve best execution.
We executed a number of significant transactions in 2009, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Rabobank Group (Dutch financial services provider), Weather Investments SpA (Italian telecommunications company), Reynolds Packaging Group (US consumer products manufacturer) and Liberty Global, Inc. (US cable operator).

– Equity capital markets: We executed IPOs for China Resources Cement Holding Ltd. (Chinese cement and concrete producer), Maxis Berhad (Malaysian mobile communications provider) and Banco Santander Brasil (Brazilian bank), a rights issue for Rio Tinto Group (Anglo-Australian mining and exploration company) and a block trade of Barclays Plc (UK bank) stock for The International Petroleum Investment Company of Abu Dhabi.

– Mergers and acquisitions: We advised on a number of key transactions that were announced during the year, including the acquisition by BlackRock Inc. (US investment management company) of Barclays Global Investors from Barclays Plc (UK bank), the sale by Merck & Co., Inc. (US pharmaceutical company) of its 50% interest in Merial Ltd. (UK animal health company) to Sanofi-Aventis SA (French pharmaceutical company), the acquisition by Sinopec International Petroleum Exploration and Production Company (Chinese oil and gas producer) of Addax Petroleum Corp. (Canadian oil and gas company) and the acquisition of Sun Microsystems, Inc. (US computer processing hardware company) by Oracle Corp. (US software company).

Market share momentum:
– Moved up to number two overall in prime brokerage in Europe and number one for new hedge fund launches in the latest benchmark prime brokerage survey by EuroHedge. Based on the survey data, Credit Suisse Prime Services has a 15% market share in the region as measured by assets.

– Ranked number one pan-European brokerage firm for equity trading based on commissions paid in the recently released Thomson Reuters Extel Survey.
– AES® was again ranked number one in algorithmic trading by Greenwich Associates, continuing to maintain its industry-leading position. AES® gained further ground in the past year, increasing its lead in 2009 over the second best firm.

– Overall foreign exchange trading market share ranking moved up five places to enter the top ten and overall market share doubled in Euromoney’s “FX Poll 2009”. Credit Suisse’s foreign exchange e-trading market share moved up to number six from number nineteen, reflecting the success of our suite of e-commerce tools. Other notable rankings included number one in “Most Improved” in Asia, “Serving accounts of USD 10 billion to USD 25 billion” and “Serving Real Money accounts.”

– Ranked number one by Tradeweb in RMBS pass-through trading, with 19% market share for 2009.
– Ranked number two in the “Top 3 Dealer” category with all credit investors for leveraged loans and number two in high yield credit and distressed debt, in a recent survey of credit investors in the US conducted by Greenwich Associates.

– Ranked number two by Dealogic in investment banking revenues for Europe and Asia Pacific (excluding Japan) for 2009.
– Ranked number one in terms of market share in US cash products in a recent survey conducted by a leading market share analysis provider.
– Ranked number one in Greenwich Associates’ annual European Convertibles survey for the fifth consecutive year.
Awards
We received numerous industry awards in 2009:
– “Best Investment Bank for 2009” by Euromoney. We were also recognized globally as the “Best Emerging Markets M&A House” and received a number of regional awards in Latin America, EMEA and Asia Pacific, which underscore the depth of our global footprint. Euromoney cited our early and aggressive risk reduction and our accelerated strategy to focus on key client businesses as important differentiators;

– “Emerging Market Bond House” and “Swiss Franc Bond House” by International Financing Review, as well as “Best Investment-Grade Corporate Bond” and “Best US Dollar Bond” for our work on an IBM offering, “Emerging EMEA Bond” for our work on a KazMunayGaz offering and “Emerging Asia Bond” for our work on a Republic of Indonesia offering;

– “Best Overall Trading Group”, “Best Par Desk” and “Best Distressed Desk” by Credit Investment News in its 12th annual buy side survey. We were also awarded “Best Sales Force” and ranked number one in all four subcategories in both par and distressed loans, the first time in the survey’s 12-year history that a firm swept the number one rankings for both desks;

– “Best Innovation of the Year” for our partner asset facility compensation model by The Banker. We were also awarded “Best Investment Bank from Western Europe”, “Most Innovative in Bonds” and “Most Innovative in Asset and Liability Management”;

– “2009 US Structurer of the Year”, “Equity Derivatives House of the Year” and “Hedge Fund House of the Year” by Structured Products;
– “Best Algorithms” and “Best Smart Order Routing” by AsianInvestor in its 2009 Service Provider Awards for trading and execution. These awards highlight our AES® product, which provides a suite of fully automated trading strategies, tools and analytics that help our institutional and hedge fund clients worldwide reduce market impact, improve performance and add consistency to their trading process.

– Prime Services ranked number one in Global Custodian’s benchmark annual Prime Brokerage survey. We earned a record 102 of 160 “Best in Class” awards, sweeping all service areas in North America, Europe and Non-Japan Asia.

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

Products and services
Our comprehensive portfolio of products and services is aimed at the needs of the most sophisticated clients, and we increasingly use integrated platforms to ensure efficiency and transparency. Our activities are organized around two broad functional areas: investment banking and global securities. In investment banking, we work in industry, product and country groups. The industry groups include energy, financial institutions, financial sponsors, industrial and services, healthcare, media and telecom, real estate and technology. The product groups include M&A and financing products. In global securities, we engage in a broad range of activities across fixed income, currencies, commodities, derivatives and cash equities markets, including sales, structuring, trading, financing, prime brokerage, syndication and origination, with a focus on client-based and >>flow-based businesses, in line with growing client demand for less complex and more liquid products and structures.

Investment banking
Equity and debt underwriting
Equity capital markets originates, syndicates and underwrites equity in IPOs, common and convertible stock issues, acquisition financing and other equity issues. Debt capital markets originates, syndicates and underwrites corporate and sovereign debt.

Advisory services
Advisory services advises clients on all aspects of M&A, corporate sales and restructurings, divestitures and takeover defense strategies. The fund-linked products group is responsible for the structuring, risk management and distribution of structured mutual fund and alternative investment products and develops innovative products to meet the needs of its clients through specially tailored solutions.

Global securities
Credit Suisse provides access to a wide range of debt and equity securities, derivative products and financing opportunities across the capital spectrum to corporate, sovereign and institutional clients. Global securities is structured into the following areas:

Fixed income
– Rates: Interest rate products makes markets in the government bond and associated OTC derivative swap markets of developed economies, and its products include government bonds, bond options, interest rate swaps and options and structured interest rate derivatives. Foreign exchange provides market making and positioning in products such as spot and options for currencies in developed markets, dedicated research and strategy and structured advisory services. Listed derivatives provide innovative derivative product support, drawing on global execution capabilities, electronic trading systems and sophisticated analytics.

– Credit: Credit products offers a full range of fixed income products and instruments to clients, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured products that address specific client needs. Credit derivatives trades and structures credit derivatives on investment grade and high yield credits. We are a leading dealer in both flow business, which trades single-name >>credit default swaps on individual credits, credit-linked notes and index swaps and structured products, providing credit hedging solutions to clients. Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and >>commercial paper. Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high yield debt for non-investment grade corporate and financial sponsor-backed companies.

– Structured products trades, securitizes, syndicates, underwrites and provides research for all forms of securities that are based on underlying pools of assets, including RMBS and asset-backed securities (ABS). The underwriting business handles securitizations for clients in most industry sectors.

– Emerging markets offers a full range of fixed income products and instruments, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products.

– Commodities focuses on oil, petroleum and metals trading through an alliance with Glencore International AG, one of the world’s largest suppliers of a wide range of commodities and raw materials to industrial consumers.

– Life finance provides >>high-net-worth individuals and small to medium-sized businesses with financing and risk management solutions associated with purchasing and retaining a life insurance policy.
– Global structuring develops and delivers sophisticated financing products and provides financial advisory services for corporate and institutional clients, and develops sophisticated products for investor clients. In addition to identifying opportunities across asset classes, it provides a robust platform for the creation of sophisticated asset-side solutions.

Equity
– Equity sales uses research, offerings and other products and services to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions.

– Sales trading links sales and position trading teams. Sales traders are responsible for managing the order flow between our client and the marketplace and provide clients with research, trading ideas and capital commitments and identify trends in the marketplace in order to obtain the best and most effective execution.

– Trading executes client and proprietary orders and makes markets in listed and OTC cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management.

– Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations.

– Convertibles trading involves both secondary trading and market making and the trading of credit default and asset swaps and distributing market information and research.
– Prime services provides a wide range of services to hedge funds and institutional clients, including prime brokerage, start-up services, capital introductions, securities lending, synthetics and innovative financing solutions.

– AES® is a sophisticated suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® is a recognized leader in its field and provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.

Arbitrage trading
Our arbitrage trading business focuses on quantitative and liquid trading strategies in the major global equity and fixed income markets.
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
Equity research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 2,500 companies worldwide and provides macroeconomic insights into this constantly changing environment.

HOLT offers one of the fastest and most advanced corporate performance, valuation and strategic analysis frameworks, tracking more than 20,000 companies in over 64 countries.
Asset Management
Business profile
Asset Management offers investment solutions and services globally to a wide range of clients, including institutions, governments, foundations and endowments, corporations and individuals. We provide access to a wide range of investment classes across alternative investment, asset allocation and traditional investment strategies. Our investment professionals focus on delivering best-in-class products and holistic client solutions with strong investment performance. We had CHF 416.0 billion of assets under management as of the end of 2009.

In alternative investment strategies, we are an industry leading manager, with CHF 157.9 billion of assets under management as of the end of 2009. Alternative investment strategies include private equity, real estate, credit strategies and liquid strategies.

Traditional investment strategies, with assets under management of CHF 240.8 billion, include multi-asset class solutions and other traditional investment strategies, primarily in Switzerland and Brazil, where we have industry leading franchises, and through strategic collaborations. In multi-asset class solutions, we provide tailored asset allocation solutions to clients around the world and have CHF 170.2 billion of assets under management. In other traditional investment strategies, with assets under management as of the end of 2009 of CHF 70.6 billion, we provide access to fixed income, equity and institutional pension advisory investments, directly and through our strategic collaborations.

As part of the client-focused integrated business model, we are increasingly coordinating and leveraging our activities with Private Banking and Investment Banking. We benefit from their focus on client needs and targeted solutions. Through collaboration with both internal and external partners, we aspire to deliver best-in-class solutions to our clients. Discretionary mandates are managed with an open architecture approach, allowing us to tap into the investment capabilities of the best asset managers globally. We pursue partnerships with leading investment managers globally, and our strategic alliances and joint ventures provide us with access to key products, markets and distribution channels.

We have made direct investments as well as investments in partnerships that make private equity and related investments in various portfolio companies and funds. We offer our employees opportunities to invest side by side with our clients in certain investments.

Key data - Asset Management

	in / end of

	2009	2008	2007

Key data

Net revenues (CHF million)	1,842	632	2,390

Income/(loss) before taxes (CHF million)	35	(1,185)	350

Assets under management (CHF billion)	416.0	411.5	599.4

Number of employees	3,100	3,100	3,700

Strategy
Trends and competition
The effects of the global financial crisis continued to affect the asset management industry in 2009. Investors began to reposition their portfolios, seeking more liquid transparent products and more robust risk management. Fundraising varied considerably across asset classes, as investors coped with the impact of the market downturn and asset allocation distortion. In alternative investments, illiquid fundraising was generally challenging, particularly in private equity. The opportunity in real estate varied significantly by country, with developed market opportunities more focused on distressed strategies. Investor demand for credit exposure was steady in 2009. The hedge fund industry experienced significant redemptions in the first half of the year, but stabilized in the second half. Within the traditional products sector, investor risk appetite began to return in the second half of the year, with outflows in cash and money market funds, primarily into fixed income products. Emerging markets products gathered significant momentum over the year, and demand for passive vehicles like ETFs and index products increased in 2009.

Transparency and risk management emerged as major themes after the events of 2008. Investors became more aware of counterparty risk and moved towards simpler, more regulated structures. Institutional investors increasingly demanded more transparency and a greater understanding of underlying risk. Reinforcing this trend were increased regulatory scrutiny, with proposed changes to regulatory and compliance requirements for investment advisers, managers, placement agents and private funds, and proposed changes to the tax treatment of carried interest. In addition, industry margins compressed as assets under management declined and performance fees remained depressed. The industry experienced significant consolidation throughout the year, particularly in hedge funds, and some integrated financial institutions divested non-core asset management businesses.

Key initiatives
In 2009, we continued to implement our strategy focused on alternative investment strategies, asset allocation and the traditional businesses in Switzerland. We focused on:
– delivering world class investment capabilities to our clients through our internal investment capabilities or selectively in partnership with leading external investment managers;
– deepening our institutional and high-net-worth client relationships;
– providing holistic solutions to our clients through our broad product platform, asset allocation capabilities and risk management expertise;
– collaborating with Private Banking and Investment Banking;
– increasing the proportion of third-party capital in our alternative investments funds; and
– reducing risk and driving efficiency.
Key examples of our progress include:
– completing the sale of part of our traditional investment strategies business in Europe (excluding Switzerland), the US and Asia Pacific to Aberdeen for a 23.9% stake;
– continuing to leverage our partnership with Hedging-Griffo, a leading hedge fund manager in Brazil;
– investing in our global distribution capabilities, including building our investment strategies solutions team;
– redesigning our suite of asset allocation mandates in partnership with Private Banking to better address client needs and respond to the evolving market environment;
– in partnership with Investment Banking, launching ETFs focusing on our Swiss and European clients;
– driving efficiency and productivity by consolidating locations;
– winding down our exposures to securities purchased from our money market funds; and
– returning to profitability and positive net new assets.
We expect this strategy to continue to increase net new assets and assets under management and improve our profitability. Key initiatives we will focus on going forward include:
– providing clients with customized advice and solutions;
– building our liquid product range in hedge funds and hedge funds of funds;
– expanding our real estate product offering as opportunities emerge;
– launching new private equity funds, particularly in secondary and funds of funds;
– expanding our traditional fixed income and equities capabilities in Switzerland;
– seeking to strengthen our relationship with Private Banking through further collaboration and the distribution of Asset Management products and services to Private Banking; and
– continuing to improve operating efficiency by streamlining our business support operations.
Mandates
– In liquid strategies, our quantitative strategies group won new mandates in 2009, raising CHF 4.4 billion mainly from German and Italian clients, expanding the traditional index business outside of Switzerland.

– In liquid strategies, commodities business attracted CHF 2.3 billion of net new assets. We manage the second largest indexed commodities mutual fund in the US.
– We launched CS Global Macro Replication Index, the second in a planned suite of alternative index replication strategies, which joins the existing Long/Short Equity Replication Index in offering exposure to two of the largest and most popular sectors in the hedge fund industry.

– We announced the expansion of our existing Swiss ETF range, known as Credit Suisse Xmtch, with the launch of 17 new funds on a variety of global equity and bond indices. We have assets under management of nearly CHF 10 billion.

– We won a CHF 500 million private equity fund of funds mandate from a large Asian pension plan and two credit strategies mandates totaling CHF 300 million from US pension funds.
– We had net new assets of CHF 3.8 billion in connection with the acquisition of Jelmoli AG by Swiss Prime Site AG, a Swiss real estate company for which we are the investment adviser and administrator.

– ICBC Credit Suisse Asset Management Ltd, our joint venture in China, successfully launched its first ETF in China, which tracks the Shanghai Stock Exchange central state-owned enterprises 50 Index, raising CHF 0.7 billion from domestic investors despite the challenging market conditions.

– We obtained approval from China’s State Administration of Foreign Exchange for an investment quota of USD 200 million under the country’s Qualified Foreign Institutional Investor program. This approval, together with the qualified financial intermediary accreditation granted by the China Securities Regulatory Commission in October 2008, enabled us to launch asset management products investing in Renminbi-denominated securities.

– Global Infrastructure Partners (GIP), our asset management joint venture with General Electric, and El Paso Corporation (El Paso) entered into a joint venture to construct, own and operate a natural gas pipeline that will transport gas from the Rocky Mountain supply region to US west coast markets. Upon expected completion of construction in 2011, each of GIP and El Paso will own 50% of the equity.

– Asset Management Finance LLC, in which we own a majority stake, made investments in the fourth quarter totaling CHF 200 million in four firms that specialize in wealth management and alternative asset management.

Products and services
Asset Management offers institutional and individual clients a range of products, such as alternative and traditional products, through our and third-party distribution channels. We also offer investment strategies through joint ventures with external managers across various regions and asset classes to enhance results for shareholders, while bringing credibility, strong track records and knowledge to Credit Suisse in new or strategic areas. Credit Suisse offers a range of Brazil-focused strategies through joint ventures in emerging markets with significant growth potential through a range of products including fixed income, equities and hedge fund solutions.

Alternative investment strategies
We are a market leader in alternative investments, with a range of products including private equity, real estate, credit strategies and liquid strategies including single-manager hedge fund strategies, multi-manager hedge funds and index strategies.

We offer a broad array of private equity funds to meet client needs. We have the ability to tailor fund strategies to meet specific private equity needs of our clients through our customized investment fund group. Our mezzanine funds use subordinated debt along with equity to invest in private companies, while our secondary funds capitalize on preferences for early liquidity in existing private equity investments. We also provide investment vehicles in infrastructure, commodities and emerging markets.

In real estate, we provide an array of investment offerings depending on the liquidity, risk and return preferences of our clients. Our real estate core business aims to provide investors with stable and attractive cash flows, applying active portfolio management to reduce volatility.

Our credit strategies business focuses on the volatility of credit risk premiums of various debt instruments, capitalizing on economic fluctuations that impact premiums. Our performing credit strategies group specializes in the management of leveraged financial assets such as loans, high yield bonds and structured products. Our two event-driven distressed funds seek to generate absolute returns through coordinated long and short investments across the capital structure.

In liquid strategies, we offer access to key investment strategies via single-manager hedge funds, fund of hedge funds, alternative beta products, ETFs and other indexed products. Our single-manager hedge fund platform provides access to leading in-house hedge fund managers and through partnerships with best-in-class partners. We also provide actively managed hedge funds of funds across several strategies, including event-driven, emerging markets, convertible arbitrage, fixed income arbitrage, global macro, managed futures, volatility arbitrage and long/short investing. In addition, we offer highly liquid, systematic market exposure to equity, fixed income, real estate, commodity, volatility and hedge fund markets. Liquid strategies also includes one of Europe’s leading ETF brands as well as the Credit Suisse Hedge Fund Index, one of the world’s leading hedge fund indices.

Traditional investment strategies
In the area of multi-asset class solutions, we provide clients around the world with innovative solutions and comprehensive management across asset classes to optimize client portfolios, with services that range from funds to fully customized solutions. Stressing investment principles such as risk management and asset allocation, we take an active, disciplined approach to investing. We develop and implement custom investment allocation strategies across asset classes for both private and institutional clients. These solutions can combine traditional investment, such as cash, bonds and equities, with alternative investments.

Other traditional investment strategies include a suite of fixed income and equity funds that are managed primarily in Switzerland. These strategies provide our clients access to an array of global and regional investment strategies and sophisticated investment processes, efficiency, flexibility, liquidity and transparency.

Organizational and regional structure
Organizational structure
We operate in three global divisions and reporting segments – Private Banking, Investment Banking and Asset Management. Consistent with our client-focused integrated bank strategy, we coordinate activities in four regions: Switzerland, EMEA, Americas and Asia Pacific. In addition, Shared Services provides centralized corporate services and business support, as well as effective and independent controls procedures in the following areas:

– The CFO area includes Financial Accounting, Group Controlling, Product Control, Tax, Treasury, Group Insurance, New Business, Investor Relations, Strategic Process Change, Corporate Real Estate & Services, Supply Management, Operational Excellence, Centers of Excellence (CoE), Bank Efficiency Management, Shared Services Non-IT Efficiency Management and Security Services.

– The General Counsel area provides legal and compliance support to the business and other areas of Shared Services to protect the reputation of Credit Suisse by providing employees with the tools and expertise to comply with applicable internal policies and external laws, rules and regulations.

– The CRO area comprises strategic risk management, credit risk management, risk measurement and management, and operational risk oversight, which cooperate closely to maintain a strict risk control environment and to help ensure that our risk capital is deployed wisely.

– The CIO area leverages technology across the business to facilitate execution and product delivery and innovative systems and platforms to meet the needs of our businesses and Shared Services. This area is organized around functional and regional departments.

Other functions providing corporate services include Corporate Communications, Human Resources, One Bank Collaboration, Corporate Development and Public Policy. Corporate Communications provides support in media relations, crisis management, executive communications, branding and corporate sponsorship. Human Resources strives to attract, retain and develop staff, while also creating a stimulating working environment. One Bank Collaboration measures and controls collaboration revenues. Corporate Development analyzes merger and acquisition opportunities and proposes strategic planning initiatives, while Public Policy promotes and protects the interests of Credit Suisse and its reputation.

The CEOs of the divisions and regions report directly to the Group CEO, and, together with the CFO, CIO, CRO, and General Counsel, they formed the Executive Board of Credit Suisse in 2009. In January 2010, we created the new role of Chief Talent, Branding and Communications Officer at the Executive Board level, responsible for human resources, corporate communications, corporate branding and advertising.

Our structure is designed to promote cross-divisional collaboration while leveraging resources and synergies within our four regions. The regions perform a number of essential functions to coordinate and support the global operations of the three divisions. On a strategic level, they are responsible for corporate development and the establishment of regional business plans, projects and initiatives. They also have an oversight role in monitoring financial performance. Each region is responsible for the regulatory relationships within its boundaries, as well as for regulatory risk management and the resolution of significant issues in the region as a whole or its constituent countries. Other responsibilities include client and people leadership and the coordination of the delivery of Shared Services and business support in the region.

Market regions
Switzerland
Switzerland, our home market, represents a broad business portfolio. We employ more than 20,900 people in Switzerland. In Wealth Management Clients, we offer expert advice and a comprehensive range of financial products and services tailored to different client groups, including >>ultra-high-net-worth and private clients. We strive for accelerated organic growth with regard to our private clients segment. Focus areas include client acquisition and retention, supported by marketing efforts to communicate our increased client focus and the continued optimization of our branch network. We leverage the full spectrum of our cross-divisional capabilities with the aim to offer unique value propositions such as tailored and comprehensive servicing of entrepreneurs, who increasingly seek solutions not only for their private wealth, but also for their business matters. With regard to Swiss corporate and institutional clients, we aim to continue our growth track by building superior targeted value propositions, covering the full range of client needs through intensive collaboration throughout the integrated Group. Targeted growth segments include international small and medium-sized enterprises, institutional investors and financial institutions with transaction banking needs.

EMEA
The EMEA region encompasses 8,800 employees in 78 offices in 25 countries. Our regional headquarters is in the UK, but we have an onshore presence in every major EMEA country. The EMEA region encompasses European countries, including France, Germany, Italy, Spain and the UK to key growth markets, including Poland, Russia, Turkey and the Middle East. We implement our client-focused integrated strategy at the country level, serving corporate, government, institutional and private clients. To leverage our cross-divisional capabilities, we foster collaboration among employees across divisions to deliver innovative and tailored solutions to our clients. We continue to strengthen our footprint across the region by expanding our geographic coverage.

Americas
Americas comprises our operations in the US, Canada, the Caribbean and Latin America with approximately 11,500 employees. In the US, our emphasis is on our core client-focused and >>flow-based businesses in Investment Banking, and on building on the market share gains we have achieved in a capital-efficient manner. In Private Banking, we see considerable potential to leverage our cross-divisional capabilities, as we further develop our onshore wealth management platform in the US, Brazil and Mexico. Active growth of alternative investment products will help to bolster our Asset Management business. In Canada, we continue to expand our fast-growing securities businesses and leverage our banking advisory strength. In Latin America, we are focused on using our leading market position in Brazil to provide clients with a full range of cross-divisional services.

Asia Pacific
Credit Suisse is present in 13 Asia Pacific markets, giving it one of the broadest footprints among international banks in the region. With 6,400 employees we aim to substantially increase our presence in major markets, including Australia, China, India and Japan, broaden the scope of our offerings in countries where we have built a competitive advantage and invest in emerging franchises. Private Banking has its principal centers in Singapore and Hong Kong, opening recently in key onshore wealth markets such as Australia, Indonesia, Japan and China, leveraging our Investment Banking and Asset Management activities to deliver integrated solutions to clients. The Investment Banking division continues to expand in major markets, and we are one of the dominant players in Southeast Asia. We expanded our onshore presence in China with the launch of a securities joint venture, we established a bank branch in Taiwan, and in India we acquired a non-bank financial company. Asset Management in Asia Pacific operates as an integrated business in close collaboration with the Private Banking and Investment Banking division to deliver the best investment performance with a focus on alternative investments and multi-asset class solutions.

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
In response to the extremely challenging financial and credit market conditions that began in the second half of 2007, regulators, including our primary regulators, have focused on reforming the regulatory framework for financial services firms. We expect regulation of the financial services industry to increase, and some of the more significant regulatory proposals are noted below. For information on risks that may arise from an increase in regulation, refer to IX – Additional information – Risk factors.

Proposed regulations
Governments and regulatory authorities around the world have responded to the financial crisis by proposing numerous possible reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed by supranational organizations and in Switzerland, the US, the EU and the UK that could potentially have a material effect on our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to increase, we cannot predict the likely impact of proposed regulations on our businesses or results.

In December 2009, the BCBS published consultative proposals, aimed at strengthening capital, liquidity and the resilience of the banking sector, which are expected to be finalized by the end of 2010.
A major focus of the current proposals is the limitation of systemic risk in the financial sector, including addressing the issue of institutions that are considered “too big to fail.” In Switzerland, a working group, including the Swiss National Bank (SNB), Swiss Financial Market Supervisory Authority (FINMA) and industry experts, has been charged with proposing regulation to address this issue. The US administration recently proposed that bank holding companies be prohibited from owning, investing or sponsoring hedge funds or private equity funds and from engaging in proprietary trading unrelated to a customer or intermediation function. The administration has also proposed a 0.15% tax on covered liabilities (other than deposits and tier 1 capital) of financial institutions with over USD 50 billion in assets in order to recoup funds paid out under the troubled asset relief program. Other significant reform proposals in this area include efforts before the US Congress to limit activities deemed to pose a systemic risk or to force systemically significant institutions to shrink, to change agency authority over banks and other systemically significant institutions and to impose bright line debt-to-equity ratio limits; and by the European Commission to amend bank capital requirements and to create frameworks for additional cross-border supervision of the financial sector and crisis management. Efforts at creating a new insolvency regime for systemically significant institutions are also underway in both the US and EU.

Regulators have continued to focus on compensation in the financial services industry. In Switzerland, FINMA has promulgated standards for the design and implementation of compensation plans and related disclosure effective January 1, 2010. Many other jurisdictions are also considering regulations that could potentially impact our compensation policies and practices. In the UK, reforms are anticipated as a result of the Financial Services Bill currently before Parliament, which proposes to give the UK Financial Services Authority (FSA) broader powers to reform executive compensation in regulated entities, and the Walker Review, an independent set of detailed recommendations commissioned in the UK proposing further reforms for executive pay and compensation in banks and financial institutions. In the EU, the European Commission is currently consulting on proposals to amend the Capital Requirements Directive with respect to executive compensation. There are also proposals before the US Congress to mandate more stringent regulations for certain financial institutions with compensation practices deemed to pose systemic risk.

Other current reform efforts that could potentially have a material effect on our businesses include proposals: in Switzerland to impose on large banks, including the Group, additional liquidity requirements in 2010 and to implement further measures for deposit protection; before the US Congress and regulators to more expansively regulate >>derivatives activities, hedge funds and major swap participants, to impose a fiduciary duty on broker-dealers, to expand the extra-territorial reach of the US securities laws and to impose additional short selling restrictions; by the European Commission to increase transparency and reduce risk in the derivatives market and to increase regulation for non-retail fund managers; and by Parliament in the UK through the Financial Services Bill (which includes certain recommendations made in the Walker Review) to provide the FSA with a statutory basis upon which to restrict short selling and to change certain corporate governance structures for regulated and listed entities.

Switzerland
Although Credit Suisse Group is not a bank according to the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), and its Implementing Ordinance of May 17, 1972, as amended (Implementing Ordinance), the Group is required, pursuant to the provisions on consolidated supervision of financial groups and conglomerates of the Bank Law, to comply with certain requirements for banks, including with respect to capital adequacy, solvency and risk concentration on a consolidated basis and reporting obligations. Effective January 1, 2009, the Swiss Federal Banking Commission was merged into FINMA. Our banks in Switzerland are regulated by FINMA on a legal entity basis and, if applicable, on a consolidated basis.

Our banks in Switzerland operate under banking licenses granted by FINMA pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by FINMA pursuant to the Swiss Federal Act of Stock Exchanges and Securities Trading (SESTA).

FINMA is the highest bank supervisory authority in Switzerland and is independent from the SNB. Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system.

Our banks in Switzerland are subject to close and continuous prudential supervision and direct audits by FINMA. Under the Bank Law, our banks are subject to inspection and supervision by an independent auditing firm recognized by FINMA, which is appointed by the bank’s board of directors and required to perform annual audits of the bank’s financial statements and to assess whether the bank is in compliance with laws and regulations, including the Bank Law, the Implementing Ordinance and FINMA regulations.

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total risk-weighted assets. This requirement applies to the Group on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into tier 1 and tier 2 capital.

Our regulatory capital is calculated on the basis of US GAAP, with certain adjustments required by, or agreed with, FINMA. The Group is required by FINMA to maintain a minimum regulatory capital ratio, set by the Bank for International Settlements (BIS) and Swiss capital adequacy regulations, of 8% measured on a consolidated basis, calculated by dividing total eligible capital, adjusted for certain deductions, by aggregate risk-weighted assets.

We became subject to the requirements of the >>Basel II capital adequacy standards on January 1, 2008, subject to a “Swiss finish” under the Capital Adequacy Ordinance. In November 2008, we agreed to a decree issued by FINMA requiring that we comply with new capital adequacy ratios, in lieu of the “Swiss finish”, and leverage capital requirements by the year 2013. The new capital adequacy target will be in a range between 50% and 100% above the Pillar I requirements under Basel II. In addition, the decree includes leverage capital requirements that require us to maintain by 2013 a ratio of core eligible capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank legal entity level. Total assets are adjusted for purposes of calculating the leverage ratio, and adjustments relate to assets from Swiss lending activities and assets excluded in determining regulatory core capital. These requirements, which will be phased in, are intended to be counter-cyclical, with the expected capital adequacy target level 100% above the Pillar I requirements, and a leverage ratio above the minimum 3% or 4%, during good times. For further information on our capital, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management.

Banks are required to maintain a specified liquidity ratio under Swiss law. According to FINMA, the Group is required to maintain adequate levels of liquidity on a consolidated basis and is not required to comply with the detailed calculations for banks.

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

Our securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under SESTA, which regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. Securities dealers are supervised by FINMA.

Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of FINMA.
Effective January 1, 2010, compensation design and its implementation and disclosure must comply with standards promulgated by FINMA under its Circular on Remuneration Schemes.
US
Our banking operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of a New York branch (New York Branch), a Florida international administrative office and a representative office in California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.

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

The New York Banking Law authorizes the Superintendent to take possession of the business and property of the New York Branch under circumstances generally including violations of law, unsafe or unsound practices or insolvency. In liquidating or dealing with the New York Branch’s business after taking possession, the Superintendent would only accept for payment the claims of creditors (unaffiliated with us) that arose out of transactions with the branch. After the claims of those creditors were paid out of the business and property of the Bank in New York, the Superintendent would turn over the remaining assets, if any, to us or our liquidator or receiver.

Under New York Banking Law, the New York Branch is generally subject to the single borrower lending limits expressed as a percentage of the worldwide capital of the Bank.
Our operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Board of Governors of the Federal Reserve Bank (FRB) in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the FRB. The New York Branch is subject to Fed requirements on deposits and restrictions on the payment of interest on demand deposits. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the US Federal Deposit Insurance Corporation.

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

A major focus of US policy and regulation relating to financial institutions has been to combat money laundering and terrorist financing. These laws and regulations impose obligations to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, verify the identity of customers and comply with economic sanctions. Any failure to maintain and implement adequate programs to combat money laundering and terrorist financing, and violations of such economic sanctions, laws and regulations, could have serious legal and reputational consequences. We take our obligations to prevent money laundering and terrorist financing in the US and globally very seriously, while appropriately respecting and protecting the confidentiality of clients. We have policies, procedures and training intended to ensure that our employees comply with “know your customer” regulations and understand when a client relationship or business should be evaluated as higher risk for us.

On March 23, 2000, Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law and, as a result, may engage in a substantially broader range of non-banking activities in the US, including insurance, securities, private equity and other financial activities. Credit Suisse Group is still required to obtain the prior approval of the FRB (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of any US bank, bank holding company or many other US depositary institutions and their holding companies, and the New York Branch is also restricted from engaging in certain tying arrangements involving products and services. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed under applicable FRB rules, or otherwise fails to meet any of the requirements for financial holding company status, it may be required to discontinue certain financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

Our US-based broker-dealers are subject to extensive regulation by US regulatory authorities. The Securities and Exchange Commission (SEC) is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the Commodity Futures Trading Commission (CFTC) is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the Department of the Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board (MSRB) has the authority to promulgate rules relating to municipal securities, and the MSRB also promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by securities industry self-regulatory organizations, including the Financial Industry Regulation Authority (FINRA) (formed in July 2007 by the merger of the former National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange), and by state securities authorities. For futures activities, broker-dealers are subject to futures industry self-regulatory organizations such as the National Futures Association.

Our US broker-dealers are registered with the SEC and in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands, and our US futures commission merchants and commodity trading advisors are registered with the CFTC. Our US registered entities are subject to extensive regulatory requirements that apply to all aspects of their securities and futures activities, including: capital requirements; the use and safekeeping of customer funds and securities; the suitability of customer investments; record-keeping and reporting requirements; employee-related matters; limitations on extensions of credit in securities transactions; prevention and detection of money laundering and terrorist financing; procedures relating to research analyst independence; procedures for the clearance and settlement of trades; and communications with the public.

Our US broker-dealers are also subject to the SEC’s net capital rule, which requires broker-dealers to maintain a specified level of minimum net capital in relatively liquid form. Compliance with the net capital rule could limit operations that require intensive use of capital, such as underwriting and trading activities and the financing of customer account balances and also could restrict our ability to withdraw capital from our broker-dealers. Our US broker-dealers are also subject to the net capital requirements of FINRA and, in some cases, other self-regulatory organizations.

Certain of our US broker-dealers are also registered as futures commission merchants and subject to the capital and other requirements of the CFTC.
Our securities and asset management businesses include legal entities registered and regulated as investment advisers by the SEC. The SEC-registered mutual funds that we advise are subject to the Investment Company Act of 1940. For pension fund customers, we are subject to the Employee Retirement Income Security Act of 1974 and similar state statutes. We are subject to the Commodity Exchange Act for investment vehicles we advise that are commodity pools.

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

The Capital Requirements Directive, implemented in various EU countries including the UK, applies the >>Basel II capital framework for banking groups operating in the EU.
On November 1, 2007, the national implementing legislation for the Markets in Financial Instruments Directive (MiFID) became effective in various EU countries. MiFID establishes high-level organizational and business conduct standards that apply to all investment firms. These include new standards for managing conflicts of interest, best execution, customer classification and suitability requirements for customers. MiFID sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other investment services and activities, MiFID provides a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout Europe on the basis of authorization from their home state regulator.

UK
The UK FSA is the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). The FSA regulates banking, insurance, investment business and the activities of mortgage intermediaries. The FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted.

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

On November 1, 2007, MiFID became effective in the UK and applies to our authorized entities in the UK. The London Branch will be required to continue to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the FSA made changes to its prudential supervision rules in its Handbook of Rules and Guidance, applying a principle of “self-sufficiency”, that a UK branch of European Economic Area (EEA) and non-EEA financial institutions would no longer be permitted to rely on capital held by other members of its group. The FSA, from December 1, 2009, has required UK branches of EEA and non-EEA financial institutions to maintain adequate liquidity resources, both as to quantity and quality of capital reserves. The London Branch is required to ensure that its liquidity resources are under the day-to-day supervision of the London Branch senior management, held in a custodian account in the name of the London Branch, unencumbered and attributed to the London Branch balance sheet. In addition, the FSA requires Credit Suisse International and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the Capital Requirements Directive.

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

On January 1, 2010, the FSA’s code of practice on remuneration policies became effective, requiring large banks, building societies and broker-dealers to have in place remuneration policies that are consistent with effective risk management. It also includes eight principles covering areas of governance, performance measurement and composition of remuneration, to help firms understand how the FSA will assess compliance.

Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Investment Banking
Asset Management
Corporate Center
Results overview
Assets under management
Critical accounting estimates
Operating environment
In the first half of 2009, the global recession deepened. With interest rates at historic lows and additional support measures by central banks and governments, global economic indicators improved in the second half of the year. The banking sector benefited from the stabilization of markets, however uncertainty relating to economic development in 2010 and the future regulation of banks remained.

Economic environment
At the beginning of 2009, global industrial production and trade contracted at a rapid pace. Central banks across the globe cut interest rates sharply, some close to zero. The European Central Bank (ECB) joined the Bank of England (BoE) and the US Federal Reserve (Fed) in introducing programs to purchase securities to support prices and financial institutions. Global economic key indicators improved significantly in the second half of the year. While improvement was initially seen only in some emerging markets, especially China, developed economies began to show a meaningful recovery from depressed levels.

Inflation fell sharply until the middle of the year and became negative in some developed countries, reflecting the sharp drop in energy prices compared to the middle of 2008, but rebounded toward year end. Divergence in economic performance was increasingly reflected in differing monetary policy responses. Central banks in commodity-driven economies, such as Norway and Australia, that had only experienced rather mild recessions, began to raise interest rates. Central banks in some emerging markets, which had to maintain high interest rates or even raise them during the crisis in order to prevent a sharp depreciation of their currencies, continued to lower benchmark rates. The Fed left interest rates unchanged in 2009, while the BOE and ECB lowered interest rates in the first half of the year.

Government bond yields, which had fallen to multi-decade lows at the beginning of the year, rose sharply for longer tenors until mid-year when markets began to reflect higher interest rate and inflation expectations, which had fallen to extreme lows. Concerns about high government debt levels increased. Various governments’ credit ratings were downgraded, and the yield differential between German and other euro area government bonds widened sharply, reaching a peak in the first quarter. These concerns reappeared towards the end of the year when a government-owned investment company in Dubai asked creditors for a standstill agreement to extend the maturities of all debt repayments until May 2010, and the Greek sovereign rating was downgraded twice within a two month period.

The US dollar continued to appreciate from 2008 into early 2009 as deleveraging in financial markets continued. Volatility peaked in the first quarter of 2009, and financial market conditions began to normalize during the second quarter. Amid signs that expansionary monetary and fiscal policy could support future growth, risk appetite in currency markets increased. The US dollar depreciated, reflecting the very low level of US interest rates, while Asian currencies linked to global growth prospects and commodity currencies like the Australian dollar started to appreciate. The euro strengthened toward the end of 2009 from the lows reached in March, reflecting the weak US dollar and central bank purchases for diversification purposes. In December, the US dollar began to strengthen due to better than expected macroeconomic data and the scaling back of short US dollar positions as the year end approached.

2009 was characterized by a significant outperformance of emerging market stocks (refer to the charts “Equity markets”). Equity markets were very weak in the first quarter of 2009, and at the beginning of March developed markets showed losses of more than 20% and emerging market stocks had declined about 10% compared to the beginning of the year. March marked the low for the year, and it was the starting point of a very strong recovery. The year closed with a positive return of more than 20% for developed markets and about 60% for emerging market stocks.

Until the beginning of March, commodity prices continued their downward trend, as most commodity markets suffered from oversupply and rising inventories. However, towards mid-2009 the first signs of stabilization in commodity demand emerged, and prices began to rebound. The stabilization in global leading indicators, Chinese strategic buying and the general increase in risk appetite led to a quick upward movement in commodity prices. In particular, base metal prices benefited from a strategic stockpiling program that the Chinese government pursued, with some metals recording price gains of more than 100% during 2009. Moreover, commodity prices reflected buying activity in the >>derivatives markets as market participants started to cover short positions. Oil prices, for example, surged from a low of USD 34 per barrel to over USD 70 per barrel during the second quarter of 2009. The improvement in global oil demand, particularly from non-Organization for Economic Co-operation and Development (OECD) countries, supported prices well above USD 60 per barrel for the rest of the year. Precious metals prices benefited from the depreciation in the US dollar, falling real interest rates that spurred strong investment demand and central bank purchases. Agricultural prices traded mostly higher during the year, as global demand for soft commodities remained robust. Overall, major commodity price indices recorded solid gains.

Sector environment
Banking sector stocks experienced weakness in the first quarter, with its trough at the beginning of March. From the March lows, bank stocks outperformed the world index and ended the year with a return of more than 20% (refer to the charts “Equity markets”). The rally in the banking sector was driven by a steeper yield curve and clear signs of improvement in credit markets.

Driven by activity in investment-grade debt capital markets, investment banks around the globe experienced a stronger than expected start in the first quarter as companies sought to secure financing. Ongoing elevated volatility helped the rates and foreign exchange businesses. However, the reduced activity of hedge funds and mutual funds continued to impact trading volumes across the globe.

The global investment banking fee pool was unchanged compared to 2008. Equity capital markets led the global fee pool in 2009, with a share of 40%, followed by debt capital markets with 31%, mergers and acquisitions (M&A) with 22% and loan activity with 8%. Equity market volumes were considerably lower compared to 2008 in most European stock markets and some US markets. Global bond market volumes decreased 10% compared to 2008, with the most significant drop in corporate debt volumes.

Equity underwriting activity was very weak in the first quarter, which recorded the lowest volumes since 2003. However, there was a resurgence in activity later in the year, with record follow-on issuances and rebounding initial public offerings (IPOs), resulting in a 66% increase in global equity underwriting fees from 2008. Global debt underwriting fees were up 36% compared to 2008. European debt underwriting fees were up 40% compared to 2008. M&A activity was sluggish during 2009, as companies remained cautious, affected by continued uncertainty regarding the economy, and difficulty obtaining financing. Announced global M&A volumes were down 27% compared to 2008. In Europe, announced M&A volumes were down 45% compared to 2008. Completed global M&A volumes were down 37% compared to 2008. In Europe, completed M&A volumes decreased 42% compared to 2008. Global investment grade syndicated lending recorded the lowest annual volume since 2002, with volumes down 36% compared to 2008.

At the beginning of the year, the US Treasury administered stress tests and injected capital into a number of banks in the US. In addition, the US Treasury announced a Public-Private Investment Program to induce private investors to purchase troubled assets from banks and increased the Term Asset-Backed Securities Loan Facility in order to help stimulate both new issuances and the removal of assets from bank balance sheets. Regulatory capital ratios improved in the second quarter as a result of earnings and capital raising activities. However, the credit cycle continued its negative trend, with rising non-performing loans in retail banking and slightly higher corporate credit defaults. In the second half of the year, several large banks in the US repaid Troubled Asset Relief Program money received from the government, regaining greater flexibility.

For the financial services industry, regulatory focus on compensation practices, the level and quality of capital, liquidity, increased transparency, leverage and systemic risk dominated the agenda throughout the year. Ahead of the >>G-20 Summit in April 2009, Austria, Liechtenstein, Luxembourg, Singapore, and Switzerland, among others, announced their intention to adopt OECD standards on administrative assistance in taxation matters. Under the OECD protocols, sufficient evidence and reasonable suspicion of a tax offense can result in an exchange of banking information between governments. Several countries introduced tax amnesties, and the issue of tax compliance continued to weigh on the wealth management industry. Toward the end of the year, the sector was impacted by intensifying discussions by governments regarding taxation of variable compensation. For more information, refer to Core Results – Regulatory proposals.

Market volumes (growth in % year on year)

2009	Global	Europe

Equity trading volume [1]	(23)	(34)

Fixed income trading volume [2]	(10)	3

Announced mergers and acquisitions [3]	(27)	(45)

Completed mergers and acquisitions [3]	(37)	(42)

Equity underwriting [3]	66	68

Debt underwriting [3]	36	40

Syndicated lending - investment-grade [3]	(36)	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ 2 Deutsche Börse and Federal Reserve Bank of New York 3 Dealogic

Credit Suisse
In 2009, we recorded net income attributable to shareholders of CHF 6,724 million. Diluted earnings per share were CHF 5.14. Return on equity attributable to shareholders was 18.3%. We continued to reduce risk and further strengthened our capital position with a BIS tier 1 ratio of 16.3%.

Results

	in			% change

	2009	2008	2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net interest income	6,891	8,536	8,442	(19)	1

Commissions and fees	13,750	14,812	18,929	(7)	(22)

Trading revenues	12,151	(9,880)	6,146	–	–

Other revenues	502	(4,200)	5,804	–	–

Net revenues	33,294	9,268	39,321	259	(76)

Provision for credit losses	506	813	240	(38)	239

Compensation and benefits	15,013	13,254	16,098	13	(18)

General and administrative expenses	7,701	7,809	6,833	(1)	14

Commission expenses	1,997	2,294	2,410	(13)	(5)

Total other operating expenses	9,698	10,103	9,243	(4)	9

Total operating expenses	24,711	23,357	25,341	6	(8)

Income/(loss) from continuing operations before taxes	8,077	(14,902)	13,740	–	–

Income tax expense/(benefit)	1,835	(4,596)	1,248	–	–

Income/(loss) from continuing operations	6,242	(10,306)	12,492	–	–

Income/(loss) from discontinued operations	169	(531)	6	–	–

Net income/(loss)	6,411	(10,837)	12,498	–	–

Less net income/(loss) attributable to noncontrolling interests	(313)	(2,619)	4,738	(88)	–

Net income/(loss) attributable to shareholders	6,724	(8,218)	7,760	–	–

of which from continuing operations	6,555	(7,687)	7,754	–	–

of which from discontinued operations	169	(531)	6	–	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	5.14	(7.51)	7.06	–	–

Basic earnings/(loss) per share	5.28	(8.01)	7.07	–	–

Diluted earnings/(loss) per share from continuing operations	5.01	(7.51)	6.77	–	–

Diluted earnings/(loss) per share	5.14	(8.01)	6.78	–	–

Return on equity (%)

Return on equity attributable to shareholders	18.3	(21.1)	18.0	–	–

Return on tangible equity attributable to shareholders [1]	25.1	(29.3)	24.5	–	–

Number of employees (full-time equivalents)

Number of employees	47,600	47,800	48,100	0	(1)

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	2009	2008	2007	2009	2008	2007	2009	2008	2007

Statements of operations (CHF million)

Net revenues	33,617	11,862	34,539	(323)	(2,594)	4,782	33,294	9,268	39,321

Provision for credit losses	506	813	240	0	0	0	506	813	240

Compensation and benefits	14,927	13,179	15,982	86	75	116	15,013	13,254	16,098

General and administrative expenses	7,604	7,739	6,767	97	70	66	7,701	7,809	6,833

Commission expenses	1,997	2,294	2,410	0	0	0	1,997	2,294	2,410

Total other operating expenses	9,601	10,033	9,177	97	70	66	9,698	10,103	9,243

Total operating expenses	24,528	23,212	25,159	183	145	182	24,711	23,357	25,341

Income/(loss) from continuing operations before taxes	8,583	(12,163)	9,140	(506)	(2,739)	4,600	8,077	(14,902)	13,740

Income tax expense/(benefit)	1,835	(4,596)	1,248	0	0	0	1,835	(4,596)	1,248

Income/(loss) from continuing operations	6,748	(7,567)	7,892	(506)	(2,739)	4,600	6,242	(10,306)	12,492

Income/(loss) from discontinued operations	169	(531)	6	0	0	0	169	(531)	6

Net income/(loss)	6,917	(8,098)	7,898	(506)	(2,739)	4,600	6,411	(10,837)	12,498

Less net income/(loss) attributable to noncontrolling interests	193	120	138	(506)	(2,739)	4,600	(313)	(2,619)	4,738

Net income/(loss) attributable to shareholders	6,724	(8,218)	7,760	0	0	0	6,724	(8,218)	7,760

Statement of operations metrics (%)

Cost/income ratio	73.0	195.7	72.8	–	–	–	74.2	252.0	64.4

Pre-tax income margin	25.5	(102.5)	26.5	–	–	–	24.3	(160.8)	34.9

Effective tax rate	21.4	37.8	13.7	–	–	–	22.7	30.8	9.1

Net income margin [1]	20.0	(69.3)	22.5	–	–	–	20.2	(88.7)	19.7

1 Based on amounts attributable to shareholders.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. In 2009, these related principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking, and hedging activities relating to share-based compensation awards. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group. For further information on the Bank refer to Note 38 – Supplementary subsidiary guarantee information in V – Consolidated financial statements – Credit Suisse Group and VII – Consolidated financial statements – Credit Suisse (Bank).

Differences between Group and Bank businesses

Entity	Principal business activity

Clariden Leu	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of consolidated statements of operations

	Group			Bank

in	2009	2008	2007	2009	2008	2007

Statements of operations (CHF million)

Net revenues	33,294	9,268	39,321	31,993	7,305	36,890

Total operating expenses	24,711	23,357	25,341	24,176	22,347	24,498

Income/(loss) from continuing operations before taxes	8,077	(14,902)	13,740	7,357	(15,839)	12,165

Income tax expense/(benefit)	1,835	(4,596)	1,248	1,794	(4,922)	844

Income/(loss) from continuing operations	6,242	(10,306)	12,492	5,563	(10,917)	11,321

Income/(loss) from discontinued operations	169	(531)	6	169	(531)	6

Net income/(loss)	6,411	(10,837)	12,498	5,732	(11,448)	11,327

Less net income/(loss) attributable to noncontrolling interests	(313)	(2,619)	4,738	(697)	(3,379)	5,013

Net income/(loss) attributable to shareholders	6,724	(8,218)	7,760	6,429	(8,069)	6,314

Comparison of consolidated balance sheets

	Group		Bank

end of	2009	2008	2009	2008

Balance sheet statistics (CHF million)

Total assets	1,031,427	1,170,350	1,010,482	1,151,669

Total liabilities	983,099	1,123,129	964,731	1,105,520

Capitalization

	Group		Bank

end of	2009	2008	2009	2008

Capitalization (CHF million)

Due to banks	36,214	58,183	50,081	74,948

Customer deposits	286,694	296,986	258,697	267,010

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,687	243,370	191,587	243,970

Long-term debt	159,365	150,714	156,676	148,550

Other liabilities	309,139	373,876	307,690	371,042

Total liabilities	983,099	1,123,129	964,731	1,105,520

Total equity	48,328	47,221	45,751	46,149

Total capitalization	1,031,427	1,170,350	1,010,482	1,151,669

Capital adequacy

	Group		Bank

end of	2009	2008	2009	2008

Capital (CHF million)

Tier 1 capital	36,207	34,208	34,695	34,192

of which hybrid instruments	12,198	12,140	11,617	11,897

Total eligible capital	45,728	46,090	46,320	47,839

Capital ratios (%)

Tier 1 ratio	16.3	13.3	16.5	13.9

Total capital ratio	20.6	17.9	22.0	19.5

Dividends of the Bank to the Group

end of	2009	2008

Per share issued (CHF)

Dividend [1]	68.19	0.23

Net income/(loss)	8.58	(50.90)

Registered shares of CHF 100.00 nominal value each. As of December 31, 2009 and 2008, total share capital consisted of 43,996,652 registered shares.
1 In 2007, 2006 and 2005, dividends per share issued were CHF 59.10, CHF 0.23 and CHF 56.14, respectively.

Core Results
For 2009, net income attributable to shareholders was CHF 6,724 million. Private Banking attracted CHF 41.6 billion of net new assets, with strong inflows in both the international and Swiss businesses, despite the challenging operating environment. Investment Banking had record income before taxes and record net revenues, reflecting the successful implementation of our client-focused, capital-efficient strategy and an increase in our market share across various businesses and geographies. Asset Management had improved operating performance and benefited from gains on securities purchased from our money market funds and the sale of part of our traditional investment strategies business to Aberdeen Asset Management, but results were impacted by investment-related losses.

Results

	in			% change

	2009	2008	2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net interest income	6,763	8,409	8,303	(20)	1

Commissions and fees	13,702	14,755	18,960	(7)	(22)

Trading revenues	12,127	(9,853)	6,146	–	–

Other revenues	1,025	(1,449)	1,130	–	–

Net revenues	33,617	11,862	34,539	183	(66)

Provision for credit losses	506	813	240	(38)	239

Compensation and benefits	14,927	13,179	15,982	13	(18)

General and administrative expenses	7,604	7,739	6,767	(2)	14

Commission expenses	1,997	2,294	2,410	(13)	(5)

Total other operating expenses	9,601	10,033	9,177	(4)	9

Total operating expenses	24,528	23,212	25,159	6	(8)

Income/(loss) from continuing operations before taxes	8,583	(12,163)	9,140	–	–

Income tax expense/(benefit)	1,835	(4,596)	1,248	–	–

Income/(loss) from continuing operations	6,748	(7,567)	7,892	–	–

Income/(loss) from discontinued operations	169	(531)	6	–	–

Net income/(loss)	6,917	(8,098)	7,898	–	–

Less net income/(loss) attributable to noncontrolling interests	193	120	138	61	(13)

Net income/(loss) attributable to shareholders	6,724	(8,218)	7,760	–	–

of which from continuing operations	6,555	(7,687)	7,754	–	–

of which from discontinued operations	169	(531)	6	–	–

Statement of operations metrics (%)

Cost/income ratio	73.0	195.7	72.8	–	–

Pre-tax income margin	25.5	(102.5)	26.5	–	–

Effective tax rate	21.4	37.8	13.7	–	–

Net income margin [1]	20.0	(69.3)	22.5	–	–

Number of employees (full-time equivalents)

Number of employees	47,600	47,800	48,100	0	(1)

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads for Credit Suisse debt carried at fair value. In the second quarter of 2009, we entered into a transaction designed to reduce the volatility of these changes. In the transaction (the >>FVOD transaction) we made loans, which we carry at fair value, to Alpine Securitization Corp. (Alpine), a multi-seller >>commercial paper (CP) conduit administered by Credit Suisse. The Group does not have any ownership interest in Alpine. The FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt. Following the FVOD transaction, the aggregate gains on this Credit Suisse debt as of the end of the first quarter 2009 will be reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the net impact on valuation adjustments on this Credit Suisse debt from changes in credit spreads will be included in the Corporate Center. For information on the impact of accounting changes on the FVOD transaction effective first quarter of 2010, refer to – Accounting changes adopted in first quarter 2010.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
2009 versus 2008
In 2009, we recorded net income attributable to shareholders of CHF 6,724 million, compared to a net loss attributable to shareholders of CHF 8,218 million in 2008. Net revenues were CHF 33,617 million compared to CHF 11,862 million in 2008. Total operating expenses were CHF 24,528 million, up CHF 1,316 million, or 6%. Our 2009 results included fair value losses of CHF 4,458 million on Credit Suisse vanilla debt, mostly offset by gains of CHF 3,708 million from the FVOD transaction. CHF 423 million of the net fair value losses were charged to the segments (primarily Investment Banking) and CHF 327 million of net fair value losses were included in the Corporate Center.

In Private Banking, we realigned our client coverage into Wealth Management Clients and Corporate & Institutional Clients. Swiss private client coverage is now part of Wealth Management Clients, which covers all individual clients, including affluent, high-net-worth and ultra-high-net-worth clients. Corporate & Institutional Clients provides banking services to corporates and institutions in Switzerland.

In Private Banking, net revenues were CHF 11,662 million, a decline of 10% from 2008. Recurring revenues, representing 77% of net revenues, declined 11%, mainly reflecting a decrease in recurring commissions and fees. Lower recurring commissions and fees reflected a 6.4% decrease in average assets under management and a shift into lower margin investments, also within managed investment products, resulting from cautious investor behavior, offset in part by strong performance fees from Hedging-Griffo. Net interest income decreased 3% due to lower margins on slightly lower average loan volumes, mostly offset by higher margins on higher average deposit volumes. Transaction-based revenues were down 6%, reflecting fair value losses from the Clock Finance transaction of CHF 118 million in 2009, compared to fair value gains of CHF 110 million in 2008. Excluding the impact of the Clock Finance transaction in 2009 and 2008, respectively, transaction based revenues increased 2%, as significantly higher integrated solutions revenues were mostly offset by lower product issuing fees, foreign exchange income from client transactions and brokerage fees.

In Investment Banking, net revenues increased to a record CHF 20,537 million from negative CHF 1,971 million in 2008. Our key client businesses generated revenues of CHF 18.2 billion, reflecting solid contributions from global rates and foreign exchange, cash equities, US >>residential mortgage-backed securities (RMBS) secondary trading, prime services, flow and corporate derivatives and high grade trading. Our repositioned businesses had revenues of CHF 5.4 billion for the year, driven by our US leveraged finance, emerging markets trading, corporate lending, trading strategies and convertibles businesses. We had losses of CHF 2.7 billion in our exit businesses, primarily driven by valuation reductions in >>commercial mortgage-backed securities (CMBS). Approximately CHF 1.3 billion of revenues in the first quarter from our ongoing businesses were due to more normalized market conditions. Debt underwriting revenues increased significantly, primarily due to strong results in leveraged finance, which reflected a significant increase in industry-wide high yield issuance, as 2009 was the second highest year on record for high yield issuance, and fee revenues in 2009 compared to fee losses of CHF 200 million in 2008. Equity underwriting revenues increased, driven by a significant increase in industry-wide equity issuance volumes and an increase in market share across most product categories and regions. Advisory and other fees decreased due to significantly lower levels of global completed M&A activity and a decline in completed M&A market share. Fixed income trading revenues increased significantly, primarily due to revenues, including valuation gains, in our combined structured products and US leveraged finance businesses compared to net valuation reductions in 2008, mostly in exit businesses. We had significant valuation reductions in CMBS as we reduced our risk exposures, compared to substantially higher valuation reductions in 2008. We also had revenues in our corporate lending and emerging markets businesses compared to losses in 2008. In addition, we had strong revenues in 2009 in many of our client and >>flow-based businesses, including our US RMBS secondary trading and global rates and foreign exchange businesses, and revenues in our commodities business compared to losses in 2008, mostly in exit businesses. Our results reflected significant market share gains in many of our fixed income businesses. Equity trading revenues increased significantly, primarily due to revenues in certain businesses compared to significant losses in the second half of 2008 in the convertibles business, illiquid trading strategies and equity derivatives. We substantially reduced our trading positions relating to illiquid equity trading strategies. We had higher revenues from our fund-linked products and prime services businesses. Results in our cash equities business continued to be strong. Our results also included net fair value losses on Credit Suisse debt of CHF 397 million in 2009 (including CHF 365 million of gains in the first quarter and CHF 762 million of charges reflecting the straight-line amortization following the FVOD transaction), compared to fair value gains of CHF 4,654 million in 2008, and higher allocated funding costs.

In Asset Management, net revenues almost tripled to CHF 1,842 million compared to 2008, primarily reflecting gains from securities purchased from our money market funds compared to losses in 2008 and lower investment-related losses. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) were CHF 2,098 million, primarily due to the higher revenues from equity participations and joint ventures, partially offset by lower asset management and placement fees. Asset management fees were down, primarily reflecting significantly lower fees in multi-asset class solutions, reflecting the decline in average assets under management and lower margins. Asset management fees in alternative investment strategies were stable. Placement fees were down significantly, reflecting the difficult fundraising environment in 2009. Performance fees and carried interest were up, mainly in liquid strategies relating to management of the partner asset facility (PAF), partially offset by lower performance fees and carried interest primarily in private equity. Equity participations and joint venture revenues were up, primarily reflecting aggregate gains of CHF 286 million from the sale of part of our traditional investment strategies business to Aberdeen and the sale of two joint ventures.

Corporate Center loss from continuing operations before taxes of CHF 1,948 million primarily reflected litigation provisions of CHF 705 million relating to the US economic sanctions matter and >>auction rate securities (ARS), the negative difference between the straight-line amortization and the net impact on valuation adjustments on Credit Suisse debt from changes in credit spreads of CHF 327 million, the elimination of the CHF 228 million Aberdeen gain in discontinued operations that was reported in Asset Management and CHF 100 million for captive insurance settlements for non-credit-related provisions in Wealth Management Clients.

Provision for credit losses was CHF 506 million in 2009, with CHF 326 million in Investment Banking and CHF 180 million in Private Banking.
Total operating expenses increased 6% compared to 2008, reflecting higher compensation and benefits, partially offset by lower commission expenses and a slight decrease in general and administrative expenses. The increase in compensation and benefits was due to higher performance-related compensation, reflecting improved risk-adjusted profitability in Investment Banking and the deferral of compensation under the cash retention award (CRA) program in 2008, of which CHF 822 million was expensed in 2009. 2008 included CHF 596 million of severance and other compensation expenses associated with the accelerated implementation of our strategy. Compensation and benefits included CHF 629 million of compensation expense relating to the PAF, of which CHF 383 million were gains reflected in trading revenues that were reclassified in Corporate Center, as the PAF gains and offsetting compensation expense were included in Investment Banking trading revenues. General and administrative expenses were slightly lower, reflecting decreases in most expense categories, primarily professional fees, travel and entertainment and goodwill and intangible assets impairments, mostly offset by higher non-credit related provisions, information technology (IT) and occupancy expenses.

The Core Results effective tax rate was 21.4% in 2009, compared to 37.8% in 2008. The effective tax rate primarily reflected foreign exchange translation gains of CHF 460 million relating to deferred tax assets on tax loss carry forwards recorded in UK entities, net release of CHF 156 million of tax contingency accruals following the favorable resolution of certain tax matters, together with the geographical mix of results. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward. Net deferred tax assets decreased CHF 951 million, or 9.7%, to CHF 8,819 million as of the end of 2009, including foreign exchange translation impacts. For further information, refer to Note 25 – Tax in V – Consolidated financial statements – Credit Suisse Group.

Assets under management from continuing operations were CHF 1,229.0 billion as of the end of 2009, an increase of CHF 122.9 billion, or 11.1%, compared to the end of 2008. We had net new assets of CHF 41.6 billion in Private Banking and CHF 0.4 billion in Asset Management.

2008 versus 2007
In 2008, we recorded a net loss of CHF 8,218 million, compared to net income attributable to shareholders of CHF 7,760 million in 2007. The net loss included a loss from discontinued operations of CHF 531 million relating to our agreement to sell part of our traditional investment strategies business in Asset Management. Net revenues were CHF 11,862 million in 2008, down 66%, compared to 2007.

Private Banking delivered good net new assets and solid net revenues. The Private Banking results were impacted by net non-credit-related provisions of CHF 766 million relating to ARS and a CHF 190 million charge relating to the close-out of a client’s account.

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

Asset Management results reflected investment-related losses of CHF 656 million compared to gains of CHF 621 million in 2007. The results also include losses on securities purchased from our money market funds of CHF 687 million, compared to losses of CHF 920 million in 2007.

Our results benefited from fair value gains of CHF 4,988 million from widening credit spreads on Credit Suisse debt. We continued to manage down our exposures to assets most significantly impacted by the dislocation in the mortgage and credit markets and to securities purchased from our money market funds. Provision for credit losses increased from CHF 240 million to CHF 813 million.

Total operating expenses decreased compared to 2007, with significantly higher general and administrative expenses, more than offset by lower performance-related compensation. The increase in general and administrative expenses primarily reflected costs of CHF 833 million related to the accelerated implementation of our strategic plan, recorded in the Corporate Center, the net provisions relating to ARS and the charge relating to the close-out of a client’s account in Wealth Management Clients.

In 2008, we recorded an income tax benefit due to the impact of the geographical mix of results in 2008 and the recognition of a tax benefit for the current period losses.
Core Results reporting by division

	in			% change

	2009	2008	2007	09 / 08	08 / 07

Net revenues (CHF million)

Wealth Management Clients	9,871	10,697	11,640	(8)	(8)

Corporate & Institutional Clients	1,791	2,210	1,882	(19)	17

Private Banking	11,662	12,907	13,522	(10)	(5)

Investment Banking	20,537	(1,971)	18,584	–	–

Asset Management	1,842	632	2,390	191	(74)

Corporate Center	(424)	294	43	–	–

Net revenues	33,617	11,862	34,539	183	(66)

Provision for credit losses (CHF million)

Wealth Management Clients	33	141	20	(77)	–

Corporate & Institutional Clients	147	(8)	(79)	–	(90)

Private Banking	180	133	(59)	35	–

Investment Banking	326	679	301	(52)	126

Corporate Center	0	1	(2)	(100)	–

Provision for credit losses	506	813	240	(38)	239

Total operating expenses (CHF million)

Wealth Management Clients	6,940	8,047	7,219	(14)	11

Corporate & Institutional Clients	891	877	876	2	0

Private Banking	7,831	8,924	8,095	(12)	10

Investment Banking	13,366	11,142	14,787	20	(25)

Asset Management	1,807	1,817	2,040	(1)	(11)

Corporate Center	1,524	1,329	237	15	461

Total operating expenses	24,528	23,212	25,159	6	(8)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	2,898	2,509	4,401	16	(43)

Corporate & Institutional Clients	753	1,341	1,085	(44)	24

Private Banking	3,651	3,850	5,486	(5)	(30)

Investment Banking	6,845	(13,792)	3,496	–	–

Asset Management	35	(1,185)	350	–	–

Corporate Center	(1,948)	(1,036)	(192)	88	440

Income/(loss) from continuing operations before taxes	8,583	(12,163)	9,140	–	–

Core Results reporting by region

	in			% change

	2009	2008	2007	09 / 08	08 / 07

Net revenues (CHF million)

Switzerland	8,800	10,096	10,396	(13)	(3)

EMEA	9,009	138	10,822	–	(99)

Americas	12,794	660	9,408	–	(93)

Asia Pacific	3,438	674	3,870	410	(83)

Corporate Center	(424)	294	43	–	–

Net revenues	33,617	11,862	34,539	183	(66)

Income before taxes (CHF million)

Switzerland	3,295	4,426	4,746	(26)	(7)

EMEA	2,146	(6,642)	3,092	–	–

Americas	4,262	(6,923)	127	–	–

Asia Pacific	828	(1,988)	1,367	–	–

Corporate Center	(1,948)	(1,036)	(192)	88	440

Income/(loss) from continuing operations before taxes	8,583	(12,163)	9,140	–	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Capital trends
Our consolidated Bank for International Settlements (BIS) tier 1 ratio under Basel II was strong at 16.3% as of the end of 2009, compared to 13.3% as of the end of 2008. The increase reflected decreased risk-weighted assets and increased tier 1 capital.

Our Board of Directors will propose a cash dividend of CHF 2.00 per share for 2009 at the Annual General Meeting (AGM) on April 30, 2010. The proposal is subject to approval by shareholders at the AGM.

For further information on capital trends, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.
Risk trends
In 2009, our overall >>position risk, measured on the basis of our economic capital model, decreased 5% compared to 2008. Excluding the US dollar translation impact, position risk decreased 3%, primarily due to lower emerging markets exposures and reduced real estate & structured assets exposures, primarily in the CMBS exit businesses, mostly offset by increased position risks in fixed income trading and private banking corporate & retail lending. The average value-at-risk (VaR) decreased 33% to CHF 120 million in 2009, compared to CHF 178 million in 2008, reflecting our continued risk reduction, partially offset by additional market volatility included in the historical data set and a change in VaR methodology. For further information on risk trends, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Management and Board of Directors changes
Tobias Guldimann, Chief Risk Officer of Credit Suisse Group and a member of the Executive Board, assumed sole responsibility for risk management on the Executive Board with effect from June 1, 2009. At that time, D. Wilson Ervin, Chief Risk Officer of Credit Suisse, stepped down from the Executive Board and assumed a role as a Senior Adviser, reporting to Brady W. Dougan.

In June 2009, Karl Landert, Chief Information Officer of Credit Suisse, was appointed to the Executive Board.
In December 2009, we announced that Hans-Ulrich Doerig will remain Chairman of the Board of Directors until the AGM in April 2011 when he will be succeeded by Vice-Chairman Urs Rohner.
In January 2010, we announced that Pamela Thomas-Graham joined Credit Suisse in the newly created role of Chief Talent, Branding and Communications Officer. She is a member of the Executive Board and has global responsibility for human resources, corporate communications, corporate branding and advertising.

As of the AGM on April 24, 2009, Thomas W. Bechtler stepped down as member of the Board of Directors. Andreas Koopmann, former CEO of Bobst Group S.A., Urs Rohner, former COO and General Counsel of Credit Suisse Group, and John Tiner, CEO of the UK firm Resolution Group and former CEO of the UK Financial Services Authority (FSA), were elected as new members of the Board of Directors. On August 10, 2009, we announced that Robert H. Benmosche stepped down as a member of the Board of Directors with immediate effect, as a result of his appointment as President and CEO of American International Group (AIG). The Board of Directors proposes the following members be re-elected to the Board of Directors: Noreen Doyle, Aziz D. Syriani, David Syz and Peter F. Weibel and proposes the following additions to the Board of Directors: Jassim Bin Hamad J.J. Al Thani, Chairman of the Board of Directors of Qatar Islamic Bank, and Robert H. Benmosche, subject to their election by the shareholders. Changes in AIG’s business have made it possible for Mr. Benmosche to rejoin the Board of Directors. Ernst Tanner has decided to step down from the Board of Directors as of the date of the AGM.

Regulatory proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. G-20 leaders pledged to increase regulation and improve coordination of oversight of banks and financial institutions. In December 2009, the Basel Committee on Banking Supervision published consultative proposals, aimed at strengthening capital, liquidity and the resilience of the banking sector, which are expected to be finalized at the end of 2010 and implemented over time. The US Congress and regulators continued working to restructure the regulatory framework for financial services in the US. The US administration and other governments proposed the imposition of taxes and other levies on financial institutions, including on certain compensation and liabilities. The US administration also proposed prohibiting certain activities, including investing in private equity and hedge funds and proprietary trading unrelated to serving clients, and limiting the size, of certain depositary financial institutions. Any final regulations or legislation could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the impact of regulatory reform. We believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. We believe we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity. We made changes to the structure of compensation for 2009 consistent with the G-20 guidelines for best compensation practices and took steps to address the proposed levy on variable compensation in the UK.

For more information, see I – Information on the company – Regulation and supervision.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Changes to our compensation structure
Our 2009 compensation reflected changes to the structure of compensation for managing directors and directors. The new structure is already substantially compliant with G-20 and the Swiss Financial Market Supervisory Authority (FINMA) guidelines for best compensation practices. The changes are designed to ensure adequate consideration of risk in compensation decisions and further align the interests of our employees with the longterm success of the Group. The changes also link the delivery of compensation with the Group’s future financial performance, both on the basis of share price and return on equity (ROE), and ensure a continued focus on a strong control culture.

The new features of our compensation design for managing directors and directors are:
– increased fixed compensation (salary) beginning in 2010 to ensure a more appropriate balance between fixed and variable compensation;
– an increase in the proportion of variable compensation that is deferred; and
– the introduction of two new instruments for deferred variable compensation, the Adjustable Performance Plan (APP) award and the Scaled Incentive Share Unit (SISU). The APP is a cash-based plan with three-year vesting and positive and negative adjustments linked to future business area profit or loss and the Group ROE (in the case of employees in revenue generating divisions) and the Group ROE (in the case of Shared Services and certain other employees). SISUs are share-based instruments with four-year vesting and are linked to the long-term development of the Group’s share price and average ROE. Deferred variable compensation for 2009 for managing directors and directors was awarded 50% in APP awards and 50% in SISUs.

These new award structures will also be used for senior management, including all members of the Executive Board. We have introduced additional requirements for Group share ownership for members of the Executive Board and divisional and regional management committees.

Determination of the overall amount of variable compensation awarded for 2009 was made on the basis of our operating results after considering risk and the cost of capital, the assessment of performance by senior management and the overall economic and competitive environment. All variable compensation awarded for 2009 was approved by the Board of Directors. All variable compensation awarded for 2009 to members of the Executive Board at December 31, 2009 was deferred. In response to the UK levy on variable compensation exceeding GBP 25,000, we reduced the aggregate amount of variable compensation for 2009 by 5%, and significantly reduced the amount of variable compensation for 2009 of managing directors in the UK. These measures will absorb the majority of the levy’s expected cost. Expenses in 2009 do not include an accrual related to this UK levy on variable compensation as it is not yet enacted law, a requirement under accounting principles generally accepted in the US (US GAAP) for recognition.

Sale of part of traditional investment strategies business in Asset Management
In 2009 the Group sold part of its traditional investment strategies business in Asset Management to Aberdeen Asset Management for 240 million shares in Aberdeen, a 23.9% interest. The gain on disposal of CHF 261 million in 2009 represents gains from the deconsolidation of subsidiaries and primarily includes valuation gains of CHF 228 million on the Aberdeen shares received and the effect of a decrease in net assets transferred to Aberdeen.

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
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Accounting changes adopted in first quarter 2010
The adoption of new accounting principles under US GAAP on January 1, 2010 governing when an entity should be consolidated resulted in an increase in assets of CHF 15 billion to the opening first quarter 2010 consolidated balance sheet and a reduction of approximately CHF 2 billion in opening first quarter 2010 retained earnings. The reduction in retained earnings was related to the consolidation of Alpine and represents Alpine’s cumulative losses from the FVOD transaction of CHF 3.7 billion before tax. Alpine’s losses do not affect tier 1 capital as these fair value losses on Credit Suisse debt are excluded from the determination of regulatory capital. The consolidation of Alpine and other entities under these new rules did not have an impact on tier 1 capital or risk-weighted assets because of the securitization framework used under Basel II, which differs from US GAAP.

After the consolidation of Alpine, the remaining net gains on Credit Suisse debt of CHF 1.5 billion will continue to be charged to the segments on a straight-line amortization basis. Any difference between this amortization and the valuation adjustments on this Credit Suisse debt from changes in credit spreads will continue to be included in Corporate Center.

We expect a majority of these additional assets and liabilities in our opening first quarter 2010 consolidated balance sheet to be level 3 assets and liabilities, however we do not have additional economic risk in these increased assets and liabilities as any future reductions in assets would be offset by corresponding reductions in liabilities.

These changes do not affect our 2009 financial statements.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 32 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain >>collateralized debt obligations (CDO), certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

As of the end of 2009, 57% and 42% of our total assets and total liabilities attributable to shareholders, respectively, were measured at fair value. As of the end of 2009, 5% of total assets attributable to shareholders were classified as level 3 assets attributable to shareholders compared to 7% as of the end of 2008. As of the end of 2009, 9% of total assets attributable to shareholders measured at fair value were recorded as level 3 assets attributable to shareholders compared to 14% as of the end of 2008.

As of the end of 2009, our net level 3 assets attributable to shareholders were CHF 52.7 billion and those attributable to noncontrolling interests arising from private equity activities were CHF 7.0 billion.

While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets recorded as level 3 declined during 2009, primarily in private equity, reflecting the deconsolidation of certain entities under US GAAP, in loans and credit products, equity derivatives, equity-linked securities and non-agency RMBS exposures, reflecting transfers to level 2, and in loans and credit products and CDO and CMBS exit positions, reflecting asset disposals. Transfers to level 2 continued during 2009 as observability in credit markets increased.

Models were used to value many level 2 and level 3 products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products, which were volatile during 2009. Consideration of these indices has become more significant in our valuation techniques during periods of lower market activity.

For a description of our valuation techniques, refer to Note 32 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.
For all transfers to level 3 or out of level 3, we determine and disclose as level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period. We believe this provides greater transparency over the financial impact of our level 3 assets and liabilities. We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.

Personnel
Headcount at the end of 2009 was 47,600, down 200 from the end of 2008, and down 500 from the end of 2007. For additional information on personnel, refer to IV – Corporate governance.
Key performance indicators
To benchmark our achievements, we have defined a set of KPIs for which we have targets to be achieved over a three to five year period across market cycles.
Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. For 2009, integrated bank collaboration revenues were CHF 5.2 billion.
For net new assets, we target a growth rate above 6%. In 2009, we recorded a net new asset growth rate of 4.0%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 2009, total shareholder return was 80.1%. The 2009 average total shareholder return of our peer group was 35.2%.

For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The return on equity attributable to shareholders was 18.3% in 2009.
We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 73.0% for 2009.
Risk and capital
For the BIS tier 1 ratio, we target a minimum ratio of 12.5%. The BIS tier 1 ratio was 16.3% as of the end of 2009.

in / end of	2009	2008	2007

Growth

Collaboration revenues (CHF billion)	5.2	5.2	5.9

Net new asset growth (%)	4.0	(0.2)	3.1

Efficiency and performance (%)

Total shareholder return [1]	80.1	(56.1)	(17.8)

Return on equity attributable to shareholders	18.3	(21.1)	18.0

Core Results cost/income ratio	73.0	195.7	73.1

Risk and capital (%)

BIS tier 1 ratio	16.3	13.3	10.0	[2]

1 The total return of an investor is measured by the capital gain/(loss) plus dividends received. 2 Under Basel I we reported a tier 1 ratio of 11.1% as of the end of 2007.

Private Banking
In 2009, we reported sound net revenues of CHF 11,662 million, income before taxes of CHF 3,651 million and a strong and stable gross margin of 131 basis points in Wealth Management Clients despite the challenging operating environment. We attracted net new assets of CHF 41.6 billion, with strong inflows in both the international and Swiss businesses.

Results

	in / end of					% change

	2009		2008		2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net revenues	11,662		12,907		13,522	(10)	(5)

Provision for credit losses	180		133		(59)	35	–

Compensation and benefits	4,651		4,260		4,529	9	(6)

General and administrative expenses	2,580	[1]	3,919	[2]	2,670	(34)	47

Commission expenses	600		745		896	(19)	(17)

Total other operating expenses	3,180		4,664		3,566	(32)	31

Total operating expenses	7,831		8,924		8,095	(12)	10

Income before taxes	3,651		3,850		5,486	(5)	(30)

of which Wealth Management Clients	2,898		2,509		4,401	16	(43)

of which Corporate & Institutional Clients	753		1,341		1,085	(44)	24

Statement of operations metrics (%)

Cost/income ratio	67.1		69.1		59.9	–	–

Pre-tax income margin	31.3		29.8		40.6	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,906		6,778		6,494	2	4

Pre-tax return on average utilized economic capital (%) [3]	53.3		57.3		85.1	–	–

Number of employees (full-time equivalents)

Number of employees	24,300		24,400		23,200	0	5

1 Includes CHF 100 million of captive insurance settlement proceeds in Wealth Management Clients. 2 Includes net provisions relating to ARS of CHF 766 million and a charge of CHF 190 million relating to the close-out of a client's account in Wealth Management Clients. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	2009	2008	2007	09 / 08	08 / 07

Net revenues (CHF million)

Net interest income	5,000	5,157	4,788	(3)	8

Total non-interest income	6,662	7,750	8,734	(14)	(11)

Net revenues	11,662	12,907	13,522	(10)	(5)

Net revenue detail (CHF million)

Recurring	8,980	10,041	10,051	(11)	0

Transaction-based	2,682	2,866	3,471	(6)	(17)

Net revenues	11,662	12,907	13,522	(10)	(5)

Provision for credit losses (CHF million)

New provisions	419	288	175	45	65

Releases of provisions	(239)	(155)	(234)	54	(34)

Provision for credit losses	180	133	(59)	35	–

Balance sheet statistics (CHF million)

Net loans	175,245	174,880	175,506	0	0

of which Wealth Management Clients [1]	124,907	123,772	128,153	1	(3)

of which Corporate & Institutional Clients	50,338	51,108	47,353	(2)	8

Deposits	257,650	246,787	242,052	4	2

of which Wealth Management Clients [1]	210,718	203,675	197,314	3	3

of which Corporate & Institutional Clients	46,932	43,112	44,738	9	(4)

Number of relationship managers

Switzerland	1,980	1,980	1,940	0	2

EMEA	1,190	1,250	1,140	(5)	10

Americas	550	540	440	2	23

Asia Pacific	360	410	340	(12)	21

Wealth Management Clients	4,080	4,180	3,860	(2)	8

Corporate & Institutional Clients (Switzerland)	490	490	460	0	7

Number of relationship managers	4,570	4,670	4,320	(2)	8

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Business environment
The contraction of the global economy which started at the end of 2008 extended into 2009, with key economic data indicating a global recession. The declines in gross domestic product (GDP) reflected diminishing investments and private expenditure, only partially mitigated by increased government expenditures. Unemployment rates increased, in particular in the US. In response, stimulus measures were implemented by central banks in order to stabilize the global economy and reduce uncertainty. The Fed, the BoE, the ECB and the Swiss National Bank (SNB) eased monetary conditions, including interest rate cuts, purchases of securities and expansion of asset purchase facilities, in order to fight recession and stimulate the economy. Switzerland was also affected by the global economic downturn, reflected in increasing unemployment rates and corporate insolvencies. Towards the end of 2009, a recovery of the global economy began, driven by economic stimulus, companies rebuilding inventories and increased public and private spending.

As of the end of the year, the euro was stable and the US dollar had weakened against the Swiss franc.
Financial markets improved after the first quarter of 2009. The risk appetite among investors increased slightly from the very low levels at the end of 2008 and the beginning of 2009. Equity markets had strong gains, while volatility significantly decreased. However, clients remained cautious during 2009 with regard to more sophisticated investment products and generally remained risk averse.

The private banking industry continued to be faced with challenging trends during 2009 and new wealth creation was limited. Competition for client deposits intensified, especially from government guaranteed banks. In addition, net new asset generation was impacted by tax amnesties, particularly in Italy, measures designed to encourage the repatriation of investments held abroad. Regulatory uncertainty in connection with tax matters, including enforcement action in the US, and banking secrecy in the conduct of cross-border wealth management continued to weigh on the industry.

In the beginning of 2009, the Swiss government, among others including Austria, Liechtenstein, Luxembourg and Singapore, decided to adopt Art. 26 of the OECD standards on administrative assistance in tax matters.

For further information, refer to – Operating environment.
Results overview
During 2009, we realigned our client coverage into Wealth Management Clients and Corporate & Institutional Clients. Swiss private client coverage is now part of Wealth Management Clients, which covers all individual clients, including affluent, high-net-worth and ultra-high-net-worth clients. Corporate & Institutional Clients provides banking services to corporates and institutions in Switzerland. In 2009, we changed the allocation of the term spread credit on stable deposit funding and the term spread charge on loans. Reclassifications have been made to prior periods to conform to the current presentation.

For 2009, we reported income before taxes of CHF 3,651 million, down 5% compared to 2008. Net revenues of CHF 11,662 million declined 10% from 2008. Recurring revenues, representing 77% of net revenues, declined 11%, mainly reflecting a decrease in recurring commissions and fees. Lower recurring commissions and fees reflected a 6.4% decline in average assets under management and a shift into lower margin investments, also within managed investment products, resulting from cautious investor behavior, offset in part by strong performance fees from Hedging-Griffo. Net interest income decreased 3% due to lower margins on slightly lower average loan volumes, mostly offset by higher margins on higher average deposit volumes. Transaction-based revenues were down 6%, reflecting fair value losses from the Clock Finance transaction of CHF 118 million in 2009, compared to fair value gains of CHF 110 million in 2008. Excluding the impact of the Clock Finance transaction in 2009 and 2008, respectively, transaction based revenues increased 2%, as significantly higher integrated solutions revenues were mostly offset by lower product issuing fees, foreign exchange income from client transactions and, to a lesser extent, brokerage fees.

We recorded moderate net provisions for credit losses of CHF 180 million, substantially relating to our corporate and institutional loan portfolio, with net provisions of CHF 147 million in Corporate & Institutional Clients and net provisions of CHF 33 million in Wealth Management Clients.

Total operating expenses were CHF 7,831 million, down 12% compared to 2008. 2008 had significant non-credit-related provisions, including CHF 766 million of net provisions related to ARS and a charge of CHF 190 million relating to the close-out of a client’s account. General and administrative expenses across other expense categories declined, reflecting our cost containment efforts. Compensation and benefits increased 9%, mainly as performance-related compensation was lower in 2008, due to the deferral of compensation under the CRA program in 2008 and the impact of the amortization of deferred compensation from the CRA program and other prior-year awards in 2009.

Assets under management as of the end of 2009 were CHF 914.9 billion, up 16.0% compared to 2008. This increase reflected the impact from positive market movements and strong net new assets, offset in part by adverse foreign exchange-related movements, mainly due to the weakening of the US dollar against the Swiss franc. Net new assets of CHF 41.6 billion benefited from good inflows in all regions. We generated CHF 29.8 billion of net new assets in our international businesses and CHF 11.8 billion in our Swiss business. A tax amnesty in Italy caused net client outflows of CHF 5.6 billion in the fourth quarter of 2009, negatively impacting net new assets in Europe, Middle East and Africa (EMEA) and Switzerland.

For 2008, we reported income before taxes of CHF 3,850 million, down 30% compared to 2007. In spite of the market conditions, we achieved solid net revenues of CHF 12,907 million, down 5%. Transaction-based revenues declined 17%, mainly driven by lower commissions and fees, affected by a substantial decrease in client activity. Recurring revenues were stable, as the decrease in asset-based commissions and fees was offset by higher net interest income. Lower asset-based commissions and fees mainly reflected a 7.3% decrease in average assets under management and the shift into lower margin investments. Net interest income increased 8%, driven by higher revenues on loans and deposits.

Provision for credit losses resulted in net provisions of CHF 133 million, primarily on loans collateralized by securities in Wealth Management Clients, compared to net releases of CHF 59 million in 2007.

Total operating expenses were CHF 8,924 million, up 10%, compared to 2007, mainly driven by CHF 766 million of net provisions relating to ARS in the second half of 2008 and a charge of CHF 190 million relating to the close-out of a client’s account. This impact was partially offset by a 6% decrease in compensation and benefits and a 17% decrease in commission expenses.

Assets under management - Private Banking

	in / end of			% change

	2009	2008	2007	09 / 08	08 / 07

Assets under management by region (CHF billion)

Switzerland	328.2	301.3	392.2	8.9	(23.2)

EMEA	277.3	243.2	312.4	14.0	(22.2)

Americas	129.6	103.2	123.7	25.6	(16.6)

Asia Pacific	67.7	46.5	65.5	45.6	(29.0)

Wealth Management Clients	802.8	694.2	893.8	15.6	(22.3)

Corporate & Institutional Clients (Switzerland)	112.1	94.7	101.6	18.4	(6.8)

Assets under management	914.9	788.9	995.4	16.0	(20.7)

Assets under management by currency (CHF billion)

USD	298.2	264.8	343.5	12.6	(22.9)

EUR	248.4	212.1	257.6	17.1	(17.7)

CHF	269.9	229.7	269.9	17.5	(14.9)

Other	98.4	82.3	124.4	19.6	(33.8)

Assets under management	914.9	788.9	995.4	16.0	(20.7)

Net new assets by region (CHF billion)

Switzerland	5.5	2.5	9.3	120.0	(73.1)

EMEA	10.3	16.4	26.8	(37.2)	(38.8)

Americas	8.0	16.8	7.3	(52.4)	130.1

Asia Pacific	11.5	8.2	9.3	40.2	(11.8)

Wealth Management Clients	35.3	43.9	52.7	(19.6)	(16.7)

Corporate & Institutional Clients (Switzerland)	6.3	7.0	0.8	(10.0)	–

Net new assets	41.6	50.9	53.5	(18.3)	(4.9)

Growth in assets under management (CHF billion)

Net new assets	35.3	43.9	52.7	–	–

Other effects	73.3	(243.5)	1.5	–	–

of which market movements	83.3	(183.8)	–	–	–

of which currency	(4.1)	(54.5)	–	–	–

of which other	(5.9)	(5.2)	–	–	–

Wealth Management Clients	108.6	(199.6)	54.2	–	–

Corporate & Institutional Clients (Switzerland)	17.4	(6.9)	0.9	–	–

Growth in assets under management	126.0	(206.5)	55.1	–	–

Growth in assets under management (%)

Net new assets	5.3	5.1	5.7	–	–

of which Wealth Management Clients	5.1	4.9	6.3	–	–

of which Corporate & Institutional Clients (Switzerland)	6.7	6.9	0.8	–	–

Other effects	10.7	(25.9)	0.2	–	–

Growth in assets under management	16.0	(20.8)	5.9	–	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 2009, the pre-tax income margin was 31.3% compared to 29.8% in 2008 and 40.6% in 2007.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 2009, which included net client outflows of CHF 5.6 billion related to a tax amnesty in Italy, our net new asset growth rate was 5.1%. In 2008, which was affected by significant deleveraging in the fourth quarter, net new asset growth was 4.9%.

Results detail
The following provides a comparison of our 2009 results versus 2008 and 2008 versus 2007.
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

2009 vs 2008: Down 10% from CHF 12,907 million to CHF 11,662 million
The decrease reflected an 11% decline in recurring revenues and a 6% decrease in transaction-based revenues. Lower recurring revenues were mainly driven by a 19% decline in recurring commissions and fees. Lower recurring commissions and fees primarily reflected a 6.4% decline in average assets under management and a shift into lower margin investments, also within managed investment products, resulting from cautious investor behavior, offset in part by strong performance fees from Hedging-Griffo. Net interest income declined 3% due to lower margins on slightly lower average loan volumes, mostly offset by higher margins on higher average deposit volumes. Transaction-based revenues were down 6%, primarily reflecting fair value losses from the Clock Finance transaction of CHF 118 million in 2009 compared to fair value gains of CHF 110 million in 2008. Excluding the impact of the Clock Finance transaction, transaction based revenues increased 2%, as significantly higher integrated solutions revenues and gains on ARS positions and the sale of real estate were mostly offset by lower product issuing fees, foreign exchange income from client transactions and, to a lesser extent, brokerage fees.

2008 vs 2007: Down 5% from CHF 13,522 million to CHF 12,907 million
The decrease was driven by 17% lower transaction-based revenues, mainly brokerage and product issuing fees, affected by a substantial decrease in client activity. This was partially offset by fair value gains of CHF 110 million in 2008 on the Clock Finance portfolio compared to fair value losses of CHF 18 million in 2007. Recurring revenues were stable, as the 8% increase in net interest income, driven by higher margins on slightly higher average loan and deposit volumes, was offset by lower recurring commissions and fees. The decline in recurring commissions and fees was primarily from managed investment products and a 7.3% decrease in average assets under management.

Provision for credit losses
2009 vs 2008: Up 35% from CHF 133 million to CHF 180 million
Provision for credit losses reflected net provisions of CHF 147 million in Corporate & Institutional Clients and net provisions of CHF 33 million in Wealth Management Clients. A substantial part of the new provisions of CHF 419 million and releases of CHF 239 million were related to the Corporate & Institutional Clients loan portfolio. While the credit environment deteriorated in 2009, our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities.

2008 vs 2007: Up from CHF (59) million to CHF 133 million
Provision for credit losses reflected net provisions of CHF 141 million in Wealth Management Clients and net releases of CHF 8 million in Corporate & Institutional Clients. A substantial part of the new provisions of CHF 288 million were on Wealth Management Clients loans collateralized by securities relating to the forced deleveraging of client positions in highly volatile equity markets in the fourth quarter. A majority of the releases of CHF 155 million were related to the Corporate & Institutional Clients loan portfolio.

Operating expenses
Compensation and benefits
2009 vs 2008: Up 9% from CHF 4,260 million to CHF 4,651 million
The increase was due to lower performance-related compensation in 2008, due to the deferral of compensation under the CRA program in 2008 and the impact of the amortization of deferred compensation from the CRA program and other prior-year awards in 2009.

2008 vs 2007: Down 6% from CHF 4,529 million to CHF 4,260 million
The decrease was due to lower performance-related compensation, reflecting the lower results and the deferral of compensation under the CRA program, offset in part by higher salaries and related benefits due to the growth in headcount, including relationship managers.

General and administrative expenses
2009 vs 2008: Down 34% from CHF 3,919 million to CHF 2,580 million
The decrease mainly reflected lower non-credit-related provisions, as 2008 included CHF 766 million of net provisions related to ARS, a charge of CHF 190 million from the close-out of a client’s account and other non-credit-related provisions, including for the buy-back of certain clients’ Lehman Brothers structured notes. 2009 included CHF 35 million of additional non-credit-related provisions for the buy-back of Lehman Brothers structured notes and CHF 100 million of recoveries on non-credit-related provisions from captive insurance settlement proceeds. Other general and administrative expenses declined, reflecting our cost containment efforts.

2008 vs 2007: Up 47% from CHF 2,670 million to CHF 3,919 million
The increase was driven by the net provisions relating to ARS, the charge relating to the close-out of a client’s account and other non-credit-related provisions. Other general and administrative expenses reflected higher infrastructure costs related to our international expansion.

Personnel
Headcount at the end of 2009 was 24,300, compared to 24,400 at the end of 2008 and 23,200 at the end of 2007. The net decrease of 100 relationship managers in Wealth Management Clients in 2009 reflected a talent upgrade of our relationship managers, mainly in EMEA and Asia Pacific, while the number of relationship managers was stable in Switzerland and slightly higher in the Americas. The increase of 320 relationship managers in Wealth Management Clients from 2007 to 2008 reflected the strengthening of our front-office teams, primarily in EMEA, the Americas and Asia Pacific.

Wealth Management Clients
Net revenues
Recurring
2009 vs 2008: Down 11% from CHF 8,234 million to CHF 7,310 million
The decrease was driven by lower recurring commissions and fees, reflecting a 7.5% decline in average assets under management and a shift to lower margin investments, also within managed investment products, resulting from the ongoing cautious investor behavior, offset in part by strong performance fees from Hedging-Griffo. Net interest income was stable, as the impact from lower margins on lower average loan volumes was offset by higher margins on higher average deposit volumes.

2008 vs 2007: Down 3% from CHF 8,447 million to CHF 8,234 million
The decrease was driven by lower commissions and fees, mainly from managed investment products, as average assets under management declined 8.0%. The decline in commissions and fees was partly offset by higher net interest income, driven by higher margins on slightly higher average loan volumes and higher margins on slightly higher average deposit volumes.

Transaction-based
2009 vs 2008: Up 4% from CHF 2,463 million to CHF 2,561 million
The increase was mainly driven by higher integrated solutions revenues from transactions originated and jointly executed with Investment Banking and gains on ARS positions and the sale of real estate, partially offset by lower product issuing fees, foreign exchange income from client transactions and, to a lesser extent, brokerage fees.

2008 vs 2007: Down 23% from CHF 3,193 million to CHF 2,463 million
The decrease was mainly driven by lower brokerage and product issuing fees and foreign exchange income from client transactions, reflecting low client activity.
Gross Margin
Our gross margin was strong at 131 basis points in 2009, stable compared to 2008 and 2007. Compared to 2008, the recurring margin decreased four basis points in 2009, as recurring revenues declined 11% while average assets under management decreased 7.5%. The transaction-based margin increased four basis points, as transaction-based revenues increased 4%, mainly from higher integrated solutions revenues.

Results - Wealth Management Clients

	in / end of			% change

	2009	2008	2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net revenues	9,871	10,697	11,640	(8)	(8)

Provision for credit losses	33	141	20	(77)	–

Total operating expenses	6,940	8,047	7,219	(14)	11

Income before taxes	2,898	2,509	4,401	16	(43)

Statement of operations metrics (%)

Cost/income ratio	70.3	75.2	62.0	–	–

Pre-tax income margin	29.4	23.5	37.8	–	–

Net revenue detail (CHF million)

Net interest income	3,706	3,754	3,593	(1)	4

Total non-interest income	6,165	6,943	8,047	(11)	(14)

Net revenues	9,871	10,697	11,640	(8)	(8)

Net revenue detail (CHF million)

Recurring	7,310	8,234	8,447	(11)	(3)

Transaction-based	2,561	2,463	3,193	4	(23)

Net revenues	9,871	10,697	11,640	(8)	(8)

Gross margin on assets under management (bp)

Recurring	97	101	95	–	–

Transaction-based	34	30	36	–	–

Gross margin	131	131	131	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
2009 vs 2008: Down 8% from CHF 1,403 million to CHF 1,294 million
The decrease was primarily due to lower margins on higher average loan volumes. Net interest income on deposits was stable, reflecting lower margins on slightly lower average volumes.
2008 vs 2007: Up 17% from CHF 1,195 million to CHF 1,403 million
The increase was mainly driven by significantly higher margins on slightly higher average loan and deposit volumes.
Total non-interest income
2009 vs 2008: Down 38% from CHF 807 million to CHF 497 million
The decrease was mainly driven by fair value losses of CHF 118 million on the Clock Finance transaction in 2009, compared to fair value gains of CHF 110 million in 2008. Excluding the fair value gains and losses on the Clock Finance transaction, non-interest income decreased 12%, mainly driven by lower foreign exchange income from client transactions and small declines in certain asset-based and other transaction-based commissions and fees, partially offset by increased integrated solutions revenues.

2008 vs 2007: Up 17% from CHF 687 million to CHF 807 million
The increase was mainly driven by fair value gains of CHF 110 million on the Clock Finance transaction in 2008, compared to fair value losses of CHF 18 million in 2007. Excluding the fair value gains and losses on the Clock Finance transaction, non-interest income was stable, reflecting stable transaction-based revenues and asset-based commissions and fees.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume in 2009 of 86 basis points was 18 basis points below 2008, mainly reflecting fair value losses on the Clock Finance transaction. Excluding the fair value gains/(losses) on the Clock Finance transaction, return on business volume was 91 basis points in 2009 compared to 99 basis points in 2008, reflecting the lower net interest income and higher client assets.

Results - Corporate & Institutional Clients

	in / end of			% change

	2009	2008	2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net revenues	1,791	2,210	1,882	(19)	17

Provision for credit losses	147	(8)	(79)	–	(90)

Total operating expenses	891	877	876	2	0

Income before taxes	753	1,341	1,085	(44)	24

Statement of operations metrics (%)

Cost/income ratio	49.7	39.7	46.5	–	–

Pre-tax income margin	42.0	60.7	57.7	–	–

Net revenue detail (CHF million)

Net interest income	1,294	1,403	1,195	(8)	17

Total non-interest income	497	807	687	(38)	17

Net revenues	1,791	2,210	1,882	(19)	17

Net revenue detail (CHF million)

Recurring	1,670	1,807	1,604	(8)	13

Transaction-based	121	403	278	(70)	45

Net revenues	1,791	2,210	1,882	(19)	17

Return on business volume (bp) [1]

Return on business volume	86	104	88	–	–

Business volume (CHF billion)

Client assets	170.0	148.2	172.1	15	(14)

of which assets under management	112.1	94.7	101.6	18	(7)

of which commercial assets	51.1	49.3	59.1	4	(17)

of which custody assets	6.8	4.2	11.4	62	(63)

Net loans	50.3	51.1	47.4	(2)	8

Business volume	220.3	199.3	219.5	11	(9)

1 Net revenues divided by average business volume.

Investment Banking
During 2009, Investment Banking reported record income before taxes of CHF 6,845 million. Record net revenues of CHF 20,537 million was driven by strong results in our key client businesses including global rates and foreign exchange, cash equities, US RMBS secondary trading and prime services and improved performance in many of our repositioned businesses. These results reflected the successful implementation of our client-focused, capital-efficient strategy throughout 2009.

Results

	in / end of			% change

	2009	2008	2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net revenues	20,537	(1,971)	18,584	–	–

Provision for credit losses	326	679	301	(52)	126

Compensation and benefits	8,652	7,006	9,989	23	(30)

General and administrative expenses [1]	3,559	2,794	3,416	27	(18)

Commission expenses	1,155	1,342	1,382	(14)	(3)

Total other operating expenses	4,714	4,136	4,798	14	(14)

Total operating expenses	13,366	11,142	14,787	20	(25)

Income/(loss) before taxes	6,845	(13,792)	3,496	–	–

Statement of operations metrics (%)

Cost/income ratio	65.1	–	79.6	–	–

Pre-tax income margin	33.3	–	18.8	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	20,782	29,342	37,503	(29)	(22)

Pre-tax return on average utilized economic capital (%) [2]	33.5	(46.6)	9.9	–	–

Number of employees (full-time equivalents)

Number of employees	19,400	19,600	20,500	(1)	(4)

1 Includes litigation charges/(releases) of CHF 461 million and CHF (540) million in 2009 and 2008, respectively. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change

	2009	2008	2007	09 / 08	08 / 07

Net revenue detail (CHF million)

Debt underwriting	1,141	431	1,900	165	(77)

Equity underwriting	1,190	856	1,519	39	(44)

Total underwriting	2,331	1,287	3,419	81	(62)

Advisory and other fees	793	1,348	1,879	(41)	(28)

Total underwriting and advisory	3,124	2,635	5,298	19	(50)

Fixed income trading	10,460	(5,372)	5,670	–	–

Equity trading	7,469	1,471	7,772	408	(81)

Total trading	17,929	(3,901)	13,442	–	–

Other	(516)	(705)	(156)	(27)	352

Net revenues	20,537	(1,971)	18,584	–	–

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate and credit spread	142	148	72	(4)	106

Foreign exchange	14	22	26	(36)	(15)

Commodity	20	36	17	(44)	112

Equity	36	65	80	(45)	(19)

Diversification benefit	(94)	(94)	(81)	0	16

Average one-day, 99% Value-at-Risk	118	177	114	(33)	55

Risk-weighted assets (million) [1]

Risk-weighted assets (CHF)	144,439	172,503	265,822	(16)	(35)

Risk-weighted assets (USD)	140,096	163,278	236,034	(14)	(31)

1 Includes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital.

Business environment
The global economy remained challenging in 2009 despite signs of recovery in the second half of the year. Both the US and the Euro zone economies came out of recession in the third quarter, with the US GDP increase in the fourth quarter being the highest in six years. Nevertheless, the 2009 annual GDP in the US fell 2.4%, its biggest drop since 1946. Within the Euro zone, strong rates of expansion in certain countries, including France and Germany, were partially offset by continuing recession in others, including Greece, Ireland, Italy, Portugal and Spain.

The nascent economic recovery toward the end of 2009 was fueled in part by government stimulus programs and historically low interest rates. Stimulus measures introduced by various governments in 2009 included a reduction in income taxes, tax benefits for homeowners and car buyers and increased spending on infrastructure programs. Initial indications of recovery in the second half of the year included an increase in household and business spending in the US, manufacturing gains and an improvement in housing market activity. However, prospects for a more broad-based recovery remained modest given continued tight credit markets and weak consumer spending and employment data.

Equity markets ended the year significantly higher after initially declining in the first quarter, and the Dow Jones Industrial Average posted its biggest annual percent gain in six years. During the year, equity market volatility continued to decline from the record levels in November 2008. Equity trading volumes were up in the US but down in Europe, and fixed income volumes were down in the US but up slightly in Europe. Credit spreads narrowed throughout the year, with significant tightening in the first quarter from dramatically high levels in the fourth quarter of 2008. Cash and synthetic markets returned to a more normalized relationship in the first quarter, following substantial dislocation in the fourth quarter of 2008.

Global M&A activity declined significantly during the year. According to Dealogic, global revenue from M&A activity in 2009 was the lowest since 2003. The decline in volume would have been more severe had it not been for extraordinary government investments in financial institutions around the world, which partially offset the decline in strategic deals. However, in the fourth quarter, M&A activity rebounded significantly as the availability of financing increased. Debt and equity issuance increased throughout the year, driven by financial institutions seeking to raise capital to strengthen their balance sheets and exit government ownership. In particular, follow-on equity issuance volumes remained high throughout the year driven by issuance by financial institutions, while IPO volumes increased significantly in the fourth quarter of the year. Investment grade issuance volumes were higher in 2009 compared to 2008. The volume of high yield debt offerings in 2009 more than doubled from 2008 levels, and 2009 was the second highest year on record for high yield issuance. As 2009 came to a close, market conditions for underwriting and advisory remained favorable as equity market valuations continued to rise and credit spreads continued to tighten.

For further information, refer to Operating environment.
Results overview
For 2009, income before taxes was a record CHF 6,845 million, compared to a loss before taxes of CHF 13,792 million in 2008. Net revenues were a record CHF 20,537 million, compared to negative CHF 1,971 million in 2008, as we made substantial progress in the implementation of our client-focused, capital-efficient strategy, and as a result, were well-positioned to increase our market share across various businesses and geographies and to benefit from a recovery in the global financial markets. We had strong results in our fixed income and equity trading businesses compared to significant losses in 2008, mostly in exit businesses, driven by the dislocation in the structured products and credit markets, as well as the extreme volatility and the restrictions on short selling in the second half of 2008. Our 2009 fixed income trading results included valuation gains in our structured products and leveraged finance businesses, compared to net valuation reductions of CHF 10,923 million in 2008. We also had strong revenues in our debt and equity underwriting businesses, reflecting increased industry-wide equity and debt issuance volumes and market share improvement in many products.

Our key client businesses generated revenues of CHF 18.2 billion, reflecting solid contributions from global rates and foreign exchange, cash equities, US RMBS secondary trading, prime services, flow and corporate derivatives and high grade trading.

Our repositioned businesses had revenues of CHF 5.4 billion for the year, driven by our US leveraged finance, emerging markets trading, corporate lending, trading strategies and convertibles businesses. We had losses of CHF 2.7 billion in our exit businesses, primarily driven by valuation reductions in CMBS.

Approximately CHF 1.3 billion of revenues in the first quarter from our ongoing businesses were due to more normalized market conditions, including the narrowing of credit spreads, the reduction in the differential between cash and synthetic instruments, the reduction in market volatility and the stabilization of the convertible bond market from the fourth quarter of 2008. Our results also included net fair value losses on Credit Suisse debt of CHF 397 million in 2009, compared to fair value gains of CHF 4,654 million in 2008, and higher allocated funding costs.

Provision for credit losses decreased, reflecting higher releases and recoveries.
Total operating expenses were CHF 13,366 million, up CHF 2,224 million, or 20%, reflecting a 23% increase in compensation and benefits and a 14% increase in total other operating expenses. The increase in compensation and benefits was primarily due to higher performance-related compensation, reflecting improved risk-adjusted profitability, and higher voluntary deferred compensation, offset in part by lower deferred compensation from prior-year share awards, salaries and benefits and severance costs. Total other operating expenses declined 9% from 2008 (excluding litigation charges of CHF 461 million in 2009 and net litigation releases of CHF 540 million in 2008), reflecting decreases across most expense categories, reflecting our continued focus on cost discipline. During 2009, our IT investment costs increased compared to 2008, reflecting increased investment in infrastructure in our client-focused businesses.

For 2008, loss before taxes was CHF 13,792 million compared to income before taxes of CHF 3,496 million for 2007. Negative net revenues were CHF 1,971 million compared to net revenues of CHF 18,584 million for 2007. We had significantly lower revenues in most areas of Investment Banking, reflecting the widespread market disruption, which persisted throughout the year and intensified in the second half. Results in 2008 were negatively impacted by the dislocation in the structured products and credit markets, which led to significantly lower fixed income trading results compared to 2007. In addition, extreme volatility and the restrictions on short selling in the second half of the year adversely affected many of our other fixed income and equity trading businesses. Results included CHF 4,654 million of fair value gains on Credit Suisse debt compared to CHF 1,111 million of fair value gains in 2007. Provision for credit losses increased due to provisions against loans made to various borrowers in Asia, as well as higher provisions related to a guarantee provided in a prior year to a third-party bank. Total operating expenses decreased 25%, reflecting a 30% decline in compensation and benefits and a 14% decline in total other operating expenses. The weakening of the average rate of the US dollar against the Swiss franc from 2007 favorably impacted expenses and losses. For information on foreign currency translation rates, refer to X – Investor information.

Selected risk exposures

end of	2009		2008	% change

Origination-related positions (CHF billion) [1]

Unfunded commitments	0.3		0.3	0

Funded positions	0.5		0.6	(17)

Leveraged finance	0.8	[2]	0.9	(11)

Commercial mortgages	3.1	[3]	8.8	(65)

Trading book-related positions (CHF billion) [4]

US subprime	1.1		1.9	(42)

US Alt-A	0.9		0.6	50

US prime	3.8		0.6	–

European/Asian	0.8		2.0	(60)

Residential mortgages and subprime CDO	6.6		5.1	29

The risk exposures for the leveraged finance and structured products businesses reflect a risk management rather than a financial reporting perspective.
1 Exposures shown gross. 2 Excludes an aggregate of CHF 1.2 billion of fair valued non-recourse term financing for executed transactions. Fair value gains and losses on this term financing are reflected in net valuation adjustments in leveraged finance. Excludes the impact of the PAF transaction of CHF 2.1 billion, of which CHF 1.1 billion consisted primarily of leveraged finance loans and CHF 1.0 billion consisted of assets underlying non-recourse financing. 3 Excludes an aggregate of CHF 2.6 billion of term financing for executed transactions, of which CHF 2.2 billion is non-recourse, and the impact of the PAF transaction of CHF 1.1 billion. 4 Exposures shown net.

Performance indicators
Pre-tax income margin
Our target over market cycles is a pre-tax income margin of 25% or greater. The 2009 pre-tax income margin was 33.3%. The 2008 pre-tax income margin was not meaningful given our losses, reflecting the extremely challenging operating environment.

Value-at-Risk
The 2009 average one-day, 99% VaR was CHF 118 million compared to CHF 177 million in 2008. For further information on VaR for Credit Suisse, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Pre-tax return on average utilized economic capital
The 2009 pre-tax return on average utilized economic capital was 33.5% compared to a negative 46.6% in 2008.
Risk-weighted assets
Risk-weighted assets declined 14% to USD 140 billion from the end of 2008. Risk-weighted assets in ongoing businesses declined to USD 123 billion from USD 128 billion as of the end of 2008. Risk-weighted assets in exit businesses declined from USD 35 billion as of the end of 2008 to USD 17 billion as of the end of 2009, reflecting our efforts to support growth in our client-focused businesses and reallocate capital from our exit businesses.

Results detail
The following provides a comparison of our 2009 results versus 2008 and 2008 results versus 2007.
Net revenues
Debt underwriting
2009 vs 2008: Up 165% from CHF 431 million to CHF 1,141 million
The increase was due to strong results in leveraged finance, which reflected a significant increase in industry-wide high yield issuance, as 2009 was the second highest year on record for high yield issuance, and fee revenues in 2009 compared to fee losses of CHF 200 million in 2008. In addition, we had higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes, and higher revenues from asset-backed securities, reflecting improved market share.

2008 vs 2007: Down 77% from CHF 1,900 million to CHF 431 million
The decrease was primarily due to the significantly weaker performance in the leveraged finance business resulting from lower levels of high yield and leveraged lending issuance activity and higher fee losses in leveraged finance, offset in part by improved performance in the structured products business compared to fee losses in 2007. Despite a significant decline in the demand for most fixed income securities due to continued weakness in the credit markets, revenues from investment grade and emerging markets were stable.

Equity underwriting
2009 vs 2008: Up 39% from CHF 856 million to CHF 1,190 million
The increase was due to a significant increase in industry-wide equity issuance volumes and an increase in market share across most product categories and regions. The increase in industry-wide issuance volumes was driven by high levels of follow-on issuance volumes throughout 2009 as financial institutions sought to raise capital to strengthen their balance sheets and exit government ownership. In addition, there was a considerable increase in IPO issuance volumes in the fourth quarter.

2008 vs 2007: Down 44% from CHF 1,519 million to CHF 856 million
The decrease was primarily due to a 33% decline in industry-wide equity issuance volumes, compared to record industry-wide equity issuance volumes in 2007, and a decline in market share. 2008 had the lowest number of IPOs globally since Dealogic began tracking the statistics in 1995.

Advisory and other fees
2009 vs 2008: Down 41% from CHF 1,348 million to CHF 793 million
The decrease was due to significantly lower levels of global completed M&A activity and a decline in completed M&A market share.
2008 vs 2007: Down 28% from CHF 1,879 million to CHF 1,348 million
The decrease was primarily due to a decline in industry-wide M&A activity.
Fixed income trading
2009 vs 2008: From CHF (5,372) million to CHF 10,460 million
The increase was primarily due to revenues, including valuation gains, in our combined structured products and US leveraged finance businesses compared to net valuation reductions of CHF 10,648 million in 2008, mostly in exit businesses. We had significant valuation reductions in CMBS as we reduced our risk exposures, compared to higher valuation reductions in 2008. Our results reflected positive revenues in certain businesses, compared to significant losses in 2008, due to significant adverse conditions in the second half of 2008. We also had revenues in our corporate lending and emerging markets businesses compared to losses in 2008. In addition, we had strong revenues in 2009 in many of our client and flow-based businesses, including our US RMBS secondary trading and global rates and foreign exchange businesses, and revenues in our commodities business compared to losses in 2008, mostly in exit businesses. Our results reflected significant market share gains in many of our fixed income businesses, including US RMBS secondary trading, global rates and foreign exchange, US leveraged finance trading and our emerging markets businesses as well as favorable market conditions for many products. Approximately CHF 1,100 million of fixed income trading revenues in the first quarter were driven by the narrowing of credit spreads that had widened dramatically in the fourth quarter of 2008, and the return to a more normalized relationship between the cash and synthetic markets following a period of substantial dislocation in the fourth quarter of 2008. Businesses that benefited from these trends included our corporate lending business, US RMBS secondary trading, high grade trading, US leveraged finance and emerging markets. These results were partially offset by net fair value losses of CHF 358 million on Credit Suisse debt compared to fair value gains of CHF 4,188 million in 2008.

2008 vs 2007: From CHF 5,670 million to CHF (5,372) million
The decrease was primarily due to higher net valuation reductions of CHF 10,648 million in our combined structured products and leveraged finance businesses compared to valuation reductions of CHF 2,283 million in 2007. Results also reflected losses in certain businesses, compared to significant revenues in 2007, reflecting the significantly more adverse conditions in the second half of 2008. We had losses in our emerging markets businesses compared to significant revenues in 2007, resulting from price declines in several markets reflecting widening credit spreads in the second half of 2008. We had significant losses in structured derivatives compared to good revenues in 2007, primarily reflecting losses associated with structured foreign exchange derivatives in Asia in the fourth quarter and losses resulting from the sharp shift in the Euro yield curve in June. In the fourth quarter, we had leveraged finance trading losses of CHF 451 million relating to businesses we are exiting, specifically European trading and several discontinued trading strategies in the US, and losses of CHF 362 million driven by the US loan trading business, which experienced unprecedented price declines. In addition, we had losses in our fixed income proprietary trading business compared to strong revenues in 2007. We had higher valuation reductions in our corporate loan business, reflecting valuation reductions of CHF 3.2 billion offset in part by a CHF 1.8 billion positive impact from a change in estimate of the value of the loans. We had net valuation reductions on our investments in the preferred shares and hybrid capital securities of certain financial institutions and in our non-subprime CDO business, primarily reflecting a decline in market values for collateralized loan obligation securities. We also had higher losses in our commodities business in the power and energy sector. These results were partially offset by fair value gains of CHF 4,188 million on Credit Suisse debt, significantly higher revenues in flow-based rates and US and European high grade products, positive revenues in RMBS compared to negative results in 2007 and higher revenues in our life finance business.

Equity trading
2009 vs 2008: Up 408% from CHF 1,471 million to CHF 7,469 million
The increase was due to significant revenues in 2009 in certain businesses compared with losses in the second half of 2008. Losses in the second half of 2008 included CHF 1,725 million in the convertibles business, CHF 1,120 million in long/short event and risk arbitrage trading strategies and CHF 1,815 million in the fourth quarter of 2008 in equity derivatives stemming from losses in the structured derivatives and corporate and flow derivatives businesses. By the end of first quarter, we had substantially reduced our trading positions relating to illiquid equity trading strategies. In addition, we had higher revenues from our fund-linked products and prime services businesses. Results in our cash equities business continued to be strong. Equity trading results included net fair value losses of CHF 40 million on Credit Suisse debt compared to fair value gains of CHF 466 million in 2008. In the first quarter of 2009, the results included approximately CHF 200 million of equity trading revenues, primarily in our equity derivatives and convertibles businesses, that were driven by a reduction in market volatility and the stabilization of the convertible bond market.

2008 vs 2007: Down 81% from CHF 7,772 million to CHF 1,471 million
The decrease was primarily driven by losses in the second half of 2008 in certain businesses that had significant revenues in 2007. Losses in the second half of 2008 included CHF 1,725 million in the convertibles business, driven by the restrictions on short selling of financial institutions, which severely impacted the convertible bond market, and CHF 1,120 million in long/short event and risk arbitrage trading strategies. The decline was also driven by losses of CHF 1,815 million in the fourth quarter in equity derivatives stemming from losses in the structured derivatives businesses, most of which we have reduced, and corporate and flow derivatives, resulting from highly volatile market conditions and counterparty-related defaults. In addition, our non-US cash equities businesses had lower revenues compared to a very strong 2007. These results were partially offset by a significantly stronger performance in prime services, due to growth in client mandates, and in our US cash equities business which benefited from higher revenues in our >>Advanced Execution Services® business. Equity trading results also included fair value gains of CHF 466 million on Credit Suisse debt.

Other
2009 vs 2008: From CHF (705) million to CHF (516) million
The increase was due to gains from the impact of economic hedging of voluntary deferred compensation compared to losses in 2008, revenues from private equity-related investments not managed as part of Asset Management, compared to losses in 2008, and valuation reductions in 2008 from our leveraged finance bridge commitments. These results were partially offset by integrated solutions payments.

2008 vs 2007: From CHF (156) million to CHF (705) million
The decrease was due to losses from private equity-related investments not managed as part of Asset Management, compared to significant gains in 2007, and losses from the impact of economic hedging of voluntary deferred compensation, partially offset by lower valuation reductions on our bridge commitments.

Provision for credit losses
2009 vs 2008: Down 52% from CHF 679 million to CHF 326 million
The decrease was driven by higher releases and recoveries in 2009, as well as lower net provisions relating to a guarantee provided in a prior year to a third-party bank.
2008 vs 2007: Up 126% from CHF 301 million to CHF 679 million
The increase was driven by provisions against loans made to various borrowers in Asia, with the majority of the increase related to a single borrower, as well as higher provisions relating to a guarantee provided in a prior year to a third-party bank. A portion of these provisions was offset by gains on credit defaults swaps recorded in trading revenues.

Operating expenses
Compensation and benefits
2009 vs 2008: Up 23% from CHF 7,006 million to CHF 8,652 million
The increase was primarily due to higher performance-related compensation, reflecting improved risk-adjusted profitability, and higher voluntary deferred compensation, offset in part by lower deferred compensation from prior-year share awards, salaries and benefits and severance costs.

2008 vs 2007: Down 30% from CHF 9,989 million to CHF 7,006 million
The decrease was primarily due to lower performance-related compensation costs resulting from lower revenues as well as the deferral of compensation under the CRA program and lower voluntary deferred compensation expense. We previously economically hedged voluntary deferred compensation with a derivative instrument, and the gains/losses on the underlying compensation liability were offset in compensation expenses by the losses/gains on the derivative. In 2008, we began to economically hedge with a cash instrument, and the gains/losses on the underlying compensation liability are recorded in compensation and benefits and the losses/gains on the hedge are recorded in other revenues. The decrease also reflected a reduction in salary expense.

General and administrative expenses
2009 vs 2008: Up 27% from CHF 2,794 million to CHF 3,559 million
The increase reflected litigation charges of CHF 461 million in 2009 compared to net litigation releases of CHF 540 million in 2008. Excluding these litigation charges and releases, expenses decreased CHF 236 million, reflecting decreases across most expense categories, primarily legal fees, travel and entertainment expenses, occupancy costs and recruiting fees, reflecting our continued focus on cost discipline. During 2009, our IT investment costs increased compared to 2008, reflecting increased investment in infrastructure in our client-focused businesses.

2008 vs 2007: Down 18% from CHF 3,416 million to CHF 2,794 million
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

Personnel
Headcount as of the end of 2009 was 19,400, down slightly from 19,600 as of the end of 2008 and down significantly from 20,500 as of the end of 2007.
Asset Management
In 2009, we recorded income before taxes of CHF 35 million, including investment-related losses of CHF 365 million, gains on securities purchased from our money market funds of CHF 109 million and a gain of CHF 228 million from the sale of part of our traditional investment strategies business to Aberdeen Asset Management.

Results

	in / end of				% change

	2009	2008		2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net revenues	1,842	632		2,390	191	(74)

Provision for credit losses	0	0		0	–	–

Compensation and benefits	1,090	1,055	[1]	1,286	3	(18)

General and administrative expenses	557	604	[2]	545	(8)	11

Commission expenses	160	158		209	1	(24)

Total other operating expenses	717	762		754	(6)	1

Total operating expenses	1,807	1,817		2,040	(1)	(11)

Income/(loss) before taxes	35	(1,185)		350	–	–

Statement of operations metrics (%)

Cost/income ratio	98.1	287.5		85.4	–	–

Pre-tax income margin	1.9	(187.5)		14.6	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,408	3,273		2,725	4	20

Pre-tax return on average utilized economic capital (%) [3]	2.1	(34.9)		14.8	–	–

Number of employees (full-time equivalents)

Number of employees	3,100	3,100		3,700	0	(16)

1 Includes severance costs of CHF 47 million relating to realignments. 2 Includes an impairment charge on acquired intangible assets of CHF 41 million. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in					% change

	2009		2008		2007	09 / 08	08 / 07

Net revenue detail by type (CHF million)

Asset management fees	1,384		1,534		1,824	(10)	(16)

Placement fees	55		141		366	(61)	(61)

Performance fees and carried interest	82		75		202	9	(63)

Equity participations and joint ventures	542		174		171	211	2

Securities purchased from our money market funds	109		(687)		(920)	–	(25)

Investment-related gains/(losses)	(365)		(656)		621	(44)	–

Other revenues	35		51		126	(31)	(60)

Net revenues	1,842		632		2,390	191	(74)

Net revenue detail by line of business (CHF million)

Private equity	238		411		569	(42)	(28)

Real estate	245		264		386	(7)	(32)

Credit strategies	96		102		128	(6)	(20)

Liquid strategies [1]	279		176		297	59	(41)

Other	6		44		49	(86)	(10)

Alternative investment strategies	864		997		1,429	(13)	(30)

Multi-asset class solutions	476		708		854	(33)	(17)

Other	216		96		235	125	(59)

Traditional investment strategies	692		804		1,089	(14)	(26)

Equity participations and joint ventures [2]	542	[3]	174	[4]	171	211	2

Securities purchased from our money market funds	109		(687)		(920)	–	(25)

Net revenues before investment-related gains/(losses)	2,207		1,288		1,769	71	(27)

Investment-related gains/(losses)	(365)		(656)		621	(44)	–

Net revenues	1,842		632		2,390	191	(74)

Gross and net margin on assets under management (bp)

Gross margin before investment-related gains/(losses)	53	[3]	25		28	–	–

Gross margin	44	[3]	12		38	–	–

Net margin (pre-tax)	1		(23)		6	–	–

1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Asset Management Finance LLC, Hedging-Griffo, Credit Suisse (Brazil) and Aberdeen Asset Management. 3 Includes gains on shares received from the Aberdeen transaction of CHF 228 million and gains from the sale of the PKO Bank Polski and Woori Credit Suisse Asset Management joint ventures of CHF 58 million. 4 Includes a CHF 43 million impairment charge on our Korean joint venture Woori Credit Suisse Asset Management.

Business environment
The global financial crisis continued to affect the asset management industry in 2009. Financial markets were highly volatile in the early part of the year, but signs of an economic recovery helped build momentum for a broad rally across most asset classes, which resulted in reduced volatility. The MSCI World Index rose 27% in 2009. Investors began to reposition their portfolios, seeking more liquid, transparent products and more robust risk management. Fundraising varied considerably across asset classes, as investors coped with the impact of the market downturn and asset allocation distortion. In alternative investments, illiquid fundraising was generally challenging, particularly in private equity. Fundraising in real estate varied significantly by country, with developed market opportunities more focused on distressed strategies. Investor demand for credit exposure was steady in 2009. The hedge fund industry experienced significant redemptions in the first half of the year, but stabilized in the second half. Hedge fund performance rebounded in 2009 as the HFRI Fund Weighted Composite Index gained 20%. Within the traditional products sector, investor risk appetite began to return in the second half of the year, with flows out of cash and money market funds primarily into fixed income products. Fixed income markets also had gains for the year, with the largest rallies in the high yield bond and leveraged loan sectors, evidenced by a 45% gain in the Credit Suisse Leveraged Loan index. Emerging markets products gathered significant momentum, with the MSCI Emerging Markets Index gaining 74% over the year. Demand for passive investments, including exchange-traded funds (ETF) and index products, increased in 2009. Real estate markets improved, with the FTSE NAREIT Composite, an index of publicly traded real estate investment trusts, gaining 20%. The S&P GSCI Total Return commodity index rose 13%, and gold prices reached a multi-year high in December.

For further information, refer to – Operating environment.
Results overview
In 2009, income before taxes was CHF 35 million, up CHF 1,220 million, compared to a loss before taxes of CHF 1,185 million in 2008. Net revenues almost tripled to CHF 1,842 million compared to 2008, primarily reflecting gains from securities purchased from our money market funds compared to losses in 2008, lower investment-related losses and higher revenues from equity participations and joint ventures, including aggregate gains of CHF 286 million from the Aberdeen transaction and the sale of two joint ventures.

Net revenues before securities purchased from our money market funds and investment-related gains/(losses) of CHF 2,098 million were up 6%, primarily due to the higher revenues from equity participations and joint ventures, partially offset by lower asset management and placement fees. Average assets under management decreased 18.7% over the past year. Asset management fees of CHF 1,384 million were down 10%, primarily from significantly lower revenues in multi-asset class solutions, reflecting the decline in average assets under management and lower margins. Asset management fees in alternative investment strategies were stable. Placement fees of CHF 55 million were down 61%, reflecting the difficult fundraising environment in 2009. Performance fees and carried interest of CHF 82 million were up 9%, mainly in liquid strategies relating to management of the PAF, partially offset by lower performance fees and carried interest primarily in private equity. Equity participations and joint venture revenues of CHF 542 million were up CHF 368 million, primarily reflecting the gain of CHF 228 million from the sale of part of our traditional investment strategies business to Aberdeen Asset Management, increased performance-based fees from Hedging-Griffo and CHF 58 million from the sale of two joint ventures in Poland and Korea, PKO Bank Polski and Woori Credit Suisse Asset Management. 2008 revenues included an impairment charge on the Korean joint venture.

Total operating expenses of CHF 1,807 million were flat, as higher performance-related compensation was offset by a decline in general and administrative expenses.
Assets under management were CHF 416.0 billion, up 1.1% compared to the end of 2008, primarily reflecting positive market performance, partially offset by the transfer of the managed lending business to Investment Banking and the sale of the two joint ventures. Net new assets in 2009 of CHF 0.4 billion included inflows of CHF 7.6 billion in alternative investment strategies, mainly from the quantitative strategies group (including their ETFs) and real estate, and CHF 2.0 billion in Swiss advisory, mostly offset by outflows of CHF 5.6 billion in multi-asset class solutions, which also included the impact of a tax amnesty in Italy, and CHF 4.9 billion in money markets assets in the managed lending business.

We continued to manage down our exposure to securities purchased from our money market funds, with exposure of CHF 260 million as of the end of 2009, compared to CHF 567 million as of the end of 2008.
In the first quarter of 2009, the private fund group, which raises capital for hedge funds, private equity and real estate funds, was transferred to Asset Management from Investment Banking, and prior periods have been conformed to the current presentation.

In 2008, the loss before taxes was CHF 1,185 million, down CHF 1,535 million compared to 2007, primarily reflecting investment-related losses of CHF 656 million compared to gains of CHF 621 million in 2007 and significantly lower losses from securities purchased from our money market funds. Net revenues of CHF 1,975 million before securities purchased from our money market funds and investment-related gains/(losses) were down 27%, mainly from lower asset management fees in traditional investment strategies, reflecting the significant decline in average assets under management, and lower placement and performance fees. 2008 revenues included losses on proprietary hedge fund positions and our investment in Ospraie. Total operating expenses were CHF 1,817 million, a decrease of 11% compared to 2007, primarily reflecting lower performance-related compensation. Assets under management were CHF 411.5 billion, down from CHF 599.4 billion as of the end of 2007, primarily reflecting negative market performance, net asset outflows of CHF 63.3 billion and adverse foreign exchange-related movements.

Results before securities purchased from our money market funds

	in				% change

	2009		2008	2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net revenues before investment-related gains/(losses)	2,098		1,975	2,689	6	(27)

Investment-related gains/(losses)	(365)		(656)	621	(44)	–

Net revenues	1,733		1,319	3,310	31	(60)

Provision for credit losses	0		0	0	–	–

Compensation and benefits	1,090		1,055	1,286	3	(18)

Total other operating expenses	717		762	754	(6)	1

Total operating expenses	1,807		1,817	2,040	(1)	(11)

Income/(loss) before taxes	(74)		(498)	1,270	(85)	–

Statement of operations metrics (%)

Cost/income ratio	104.3		137.8	61.6	–	–

Pre-tax income margin	(4.3)		(37.8)	38.4	–	–

Gross and net margin on assets under management (bp)

Gross margin before investment-related gains/(losses)	50	[1]	38	43	–	–

Gross margin	41	[1]	25	53	–	–

Net margin (pre-tax)	(2)		(10)	20	–	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.
1 Includes gains on shares received from the Aberdeen transaction of CHF 228 million and gains from the sale of the PKO Bank Polski and Woori Credit Suisse Asset Management joint ventures of CHF 58 million.

Gains/(losses) on securities purchased from our money market funds

	in			% change

	2009	2008	2007	09 / 08	08 / 07

Gains/(losses) (CHF million)

Realized gains/(losses)	(31)	(36)	(113)	(14)	(68)

Unrealized gains/(losses)	127	(792)	(807)	–	(2)

Net gains/(losses) [1]	96	(828)	(920)	–	(10)

Other [2,3]	13	141	0	(91)	–

Securities purchased from our money market funds	109	(687)	(920)	–	(25)

1 Includes net interest income. 2 Includes hedging gains/(losses) of CHF 3 million and CHF 189 million in 2009 and 2008, respectively. 3 Includes cash infusions/(refunds) and costs associated with the closing of our money market funds of CHF (10) million and CHF 48 million in 2009 and 2008, respectively.

Movements of securities purchased from our money market funds

CP, bonds and other securities issued by	Fair value at beginning of period	Purchased	Net gains/ (losses)	Sold	Matured/ restruc- tured	Foreign exchange	Fair value at end of period

2009 (CHF million)

Structured investment vehicles	356	0	66	(55)	(109)	2	260

Asset-backed securities vehicles	1	44	3	(47)	0	(1)	0

Corporates	210	226	27	(482)	0	19	0

Total	567	270	96	(584)	(109)	20	260

2008 (CHF million)

Structured investment vehicles	2,481	0	(598)	(25)	(1,373)	(129)	356

Asset-backed securities vehicles	1,026	108	(118)	(842)	(117)	(56)	1

Corporates	414	269	(112)	(114)	(242)	(5)	210

Total	3,921	377	(828)	(981)	(1,732)	(190)	567

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax margin was 1.9% in 2009, compared to negative 187.5% in 2008. The pre-tax income margin before securities purchased from our money market funds was negative 4.3% in 2009, compared to negative 37.8% in 2008. The pre-tax income margin before securities purchased from our money market funds and investment-related gains/(losses) was 13.9% in 2009, compared to 8.0% in 2008.

Net new asset growth rate
In 2009, the growth rate was 0.1%, compared to negative 10.6% in 2008.
Gross margin
The gross margin on assets under management was 44 basis points in 2009, compared to 12 basis points in 2008. The gross margin on assets under management before securities purchased from our money market funds and investment-related gains/(losses) was 50 basis points in 2009, compared to 38 basis points in 2008.

Assets under management – Asset Management

	in / end of					% change

	2009		2008	2007		09 / 08	08 / 07

Assets under management (CHF billion)

Private equity	31.6		37.2	32.5		(15.1)	14.5

Real estate	36.8		34.4	37.4		7.0	(8.0)

Credit strategies	16.3		13.1	28.6		24.4	(54.2)

Liquid strategies [1]	69.2		54.9	63.3		26.0	(13.3)

Other	4.0		2.3	3.0		73.9	(23.3)

Alternative investment strategies	157.9		141.9	164.8		11.3	(13.9)

Multi-asset class solutions	170.2		159.9	219.9		6.4	(27.3)

Other	70.6		94.4	189.9		(25.2)	(50.3)

Traditional investment strategies	240.8		254.3	409.8		(5.3)	(37.9)

Equity participations and joint ventures [2]	17.3		15.3	24.8		13.1	(38.3)

Assets under management	416.0		411.5	599.4		1.1	(31.3)

Assets under management by currency (CHF billion)

USD	94.8		105.9	161.2		(10.5)	(34.3)

EUR	61.5		56.5	74.9		8.8	(24.6)

CHF	240.3		224.6	297.9		7.0	(24.6)

Other	19.4		24.5	65.4		(20.8)	(62.5)

Assets under management	416.0		411.5	599.4		1.1	(31.3)

Growth in assets under management (CHF billion)

Net new assets	0.4		(63.3)	(3.6)		–	–

Other effects	4.1		(124.6)	15.5		–	–

of which market movements	30.7		(78.6)	11.4		–	–

of which currency	0.2		(23.5)	(10.3)		–	–

of which other	(26.8)	[3]	(22.5)	14.4	[4,5]	–	–

Growth in assets under management	4.5		(187.9)	11.9		–	–

Growth in assets under management (%)

Net new assets	0.1		(10.6)	(0.6)		–	–

Other effects	1.0		(20.8)	2.6		–	–

Growth in assets under management	1.1		(31.4)	2.0		–	–

Principal investments (CHF billion)

Principal investments [6]	3.8		4.0	3.3		(5.0)	21.2

1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Hedging-Griffo and Credit Suisse (Brazil). 3 Includes assets under management of the managed lending business transferred to Investment Banking of CHF 13.2 billion and reductions relating to the sale of two joint ventures. 4 Includes CHF 16.6 billion of assets under management relating to the acquisition of Hedging-Griffo. 5 Includes outflows from the sale of the insurance business. 6 Includes primarily private equity investments.

Results detail
The following provides a comparison of our 2009 results versus 2008 and 2008 versus 2007.
Net revenues
Net revenues before investment-related gains/(losses) include asset management fees (including fees from fund administration services), performance-based fees and carried interest, placement fees, revenues from joint ventures and strategic collaborations and realized and unrealized gains and losses on securities purchased from our money market funds. Investment-related gains/(losses) include realized and unrealized gains and losses and net interest and dividend income on investments.

Alternative investment strategies
2009 vs 2008: Down 13% from CHF 997 million to CHF 864 million
The decrease was mainly due to lower revenues in private equity, partially offset by higher revenues in liquid strategies. The decrease in private equity revenues was due to lower placement fees in a challenging fund raising environment, higher allocated funding costs and lower performance fees and carried interest, partially offset by an increase in asset management fees. 2008 private equity revenues included CHF 49 million in losses from our investment in Ospraie. Real estate revenue decreased due to lower asset management fees. The increase in liquid strategies revenues reflected losses in 2008 associated with proprietary hedge fund positions, and higher performance fees relating to management of the PAF, partially offset by lower asset management fees in 2009.

2008 vs 2007: Down 30% from CHF 1,429 million to CHF 997 million
The decrease was mainly due to lower revenues across all strategies. The decrease in private equity revenues reflected lower placement and performance fees and carried interest and the losses from our investment in Ospraie, which was adversely impacted by the closing of one of its major funds, partially offset by lower allocated funding costs. The decline in real estate revenues was mainly from lower placement fees. The decrease in liquid strategies was mainly due to losses associated with proprietary hedge fund positions, including seed capital investments, lower asset management fees, reflecting lower average assets under management, and lower performance fees and carried interest. The decline in credit strategies reflected lower revenues from our leveraged corporate investment business.

Traditional investment strategies
2009 vs 2008: Down 14% from CHF 804 million to CHF 692 million
The decrease was mainly due to significantly lower asset management fees from multi-asset class solutions, reflecting a 13.1% decline in average assets under management, and a shift into lower margin products, partially offset by realized gains on securities acquired from client securities lending portfolios and higher fees from fund administration services.

2008 vs 2007: Down 26% from CHF 1,089 million to CHF 804 million
The decrease was mainly due to lower fees as a result of lower average assets under management across most products and lower fees from our Luxembourg-based funds, reflecting weak performance.
Equity participations and joint ventures
2009 vs 2008: Up 211% from CHF 174 million to CHF 542 million
The increase was mainly due to the CHF 228 million gain from the Aberdeen transaction, increased performance-based fees from Hedging-Griffo, the CHF 39 million net gain from the sale of PKO Bank Polski and the CHF 19 million gain from the sale of Woori Credit Suisse Asset Management. 2008 included an impairment charge on the Korean joint venture.

2008 vs 2007: Up 2% from CHF 171 million to CHF 174 million
The increase was mainly due to higher asset management fees from Hedging-Griffo, which we acquired in the fourth quarter of 2007, mostly offset by an impairment charge on the Korean joint venture and lower performance-based fees from Credit Suisse (Brazil).

Investment-related gains/(losses)
2009 vs 2008: From CHF (656) million to CHF (365) million
In 2009, we had unrealized losses in private equity investments, mainly in the real estate, financial services and energy sectors, partially offset by unrealized gains in credit-related investments. 2008 included unrealized losses in private equity investments, mainly in the real estate, financial services and commodity sectors, and in credit-related and emerging market investments.

2008 vs 2007: Down from CHF 621 million to CHF (656) million
In 2008, we had unrealized losses in private equity investments, mainly in the real estate, financial services and commodity sectors, and in credit-related and emerging market investments. 2007 included realized and unrealized gains in private equity investments, mainly in the pharmaceutical, real estate, energy and commodity sectors, and in emerging markets investments, partially offset by unrealized losses in credit-related investments.

Operating expenses
Compensation and benefits
2009 vs 2008: Up 3% from CHF 1,055 million to CHF 1,090 million
The increase was mainly due to higher performance-related compensation, due to the deferral of compensation under the CRA program in 2008, and the amortization of CRA in 2009, partially offset by lower deferred compensation from prior-year share awards and lower salaries.

2008 vs 2007: Down 18% from CHF 1,286 million to CHF 1,055 million
The decrease was mainly due to lower performance-based compensation reflecting lower results and the deferral of compensation under the CRA program. Compensation in 2008 included CHF 47 million of severance costs relating to realignments.

General and administrative expenses
2009 vs 2008: Down 8% from CHF 604 million to CHF 557 million
The decrease mainly reflected the CHF 41 million impairment charge on acquired intangible assets in 2008, partially offset by higher non-credit-related provisions. Other general and administrative expenses were stable, reflecting our focus on cost management.

2008 vs 2007: Up 11% from CHF 545 million to CHF 604 million
The increase was mainly due to the impairment charge of CHF 41 million on acquired intangible assets and slightly higher general and administrative expenses across most categories, partially offset by lower professional fees.

Personnel
In 2009, headcount was 3,100, stable compared to 2008 and down significantly from 2007. Headcount in 2008 included a reduction of 400 employees due to the Aberdeen transaction.
Corporate Center
In 2009, we recorded a loss from continuing operations before taxes of CHF 1,948 million primarily associated with litigation provisions and fair value adjustments on Credit Suisse debt.
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

The following provides a comparison of our 2009 results versus 2008 and 2008 results versus 2007.
Loss from continuing operations before taxes
2009 vs 2008: From CHF (1,036) million to CHF (1,948) million
The increased loss primarily reflected litigation provisions of CHF 705 million relating to the settlement of the US sanctions matter of CHF 560 million and ARS of CHF 135 million. Additionally, Corporate Center included the negative difference between the straight-line amortization and the net impact of fair valuation adjustments on Credit Suisse debt from changes in credit spreads of CHF 327 million, the elimination of the Aberdeen gain in discontinued operations in Asset Management of CHF 228 million and a CHF 100 million cost for captive insurance settlements for non-credit-related provisions in Wealth Management Clients.

2008 vs 2007: From CHF (192) million to CHF (1,036) million
The increased loss primarily reflected costs of CHF 833 million associated with the accelerated implementation of our strategic plan. These costs included CHF 596 million of severance and other compensation expenses and CHF 120 million of IT-related impairments and write-offs. The decision to exit our non-integrated mortgage origination business in Investment Banking resulted in CHF 82 million of goodwill impairment. The increased loss also reflected CHF 150 million for captive insurance settlements relating to ARS.

Results

	in			% change

	2009	2008	2007	09 / 08	08 / 07

Statements of operations (CHF million)

Net revenues	(424)	294	43	–	–

Provision for credit losses	0	1	(2)	(100)	–

Compensation and benefits	534	858	178	(38)	382

General and administrative expenses	908	422	136	115	210

Commission expenses	82	49	(77)	67	–

Total other operating expenses	990	471	59	110	–

Total operating expenses	1,524	1,329	237	15	461

Loss from continuing operations before taxes	(1,948)	(1,036)	(192)	88	440

Results overview

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling interests without SEI			Credit Suisse

in / end of	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009		2008		2007		2009	2008	2007		2009	2008	2007	2009	2008	2007

Statements of operations (CHF million)

Net revenues	11,662	12,907	13,522	20,537	(1,971)	18,584	1,842	632	2,390	(424)		294		43		33,617	11,862	34,539		(323)	(2,594)	4,782	33,294	9,268	39,321

Provision for credit losses	180	133	(59)	326	679	301	0	0	0	0		1		(2)		506	813	240		0	0	0	506	813	240

Compensation and benefits	4,651	4,260	4,529	8,652	7,006	9,989	1,090	1,055	1,286	534		858		178		14,927	13,179	15,982		86	75	116	15,013	13,254	16,098

General and administrative expenses	2,580	3,919	2,670	3,559	2,794	3,416	557	604	545	908		422		136		7,604	7,739	6,767		97	70	66	7,701	7,809	6,833

Commission expenses	600	745	896	1,155	1,342	1,382	160	158	209	82		49		(77)		1,997	2,294	2,410		0	0	0	1,997	2,294	2,410

Total other operating expenses	3,180	4,664	3,566	4,714	4,136	4,798	717	762	754	990		471		59		9,601	10,033	9,177		97	70	66	9,698	10,103	9,243

Total operating expenses	7,831	8,924	8,095	13,366	11,142	14,787	1,807	1,817	2,040	1,524		1,329		237		24,528	23,212	25,159		183	145	182	24,711	23,357	25,341

Income/(loss) from continuing operations before taxes	3,651	3,850	5,486	6,845	(13,792)	3,496	35	(1,185)	350	(1,948)		(1,036)		(192)		8,583	(12,163)	9,140		(506)	(2,739)	4,600	8,077	(14,902)	13,740

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–		1,835	(4,596)	1,248		0	0	0	1,835	(4,596)	1,248

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		6,748	(7,567)	7,892		(506)	(2,739)	4,600	6,242	(10,306)	12,492

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		169	(531)	6		0	0	0	169	(531)	6

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		6,917	(8,098)	7,898		(506)	(2,739)	4,600	6,411	(10,837)	12,498

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		193	120	138		(506)	(2,739)	4,600	(313)	(2,619)	4,738

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		6,724	(8,218)	7,760		0	0	0	6,724	(8,218)	7,760

Statement of operations metrics (%)

Cost/income ratio	67.1	69.1	59.9	65.1	–	79.6	98.1	287.5	85.4	–		–		–		73.0	195.7	72.8		–	–	–	74.2	252.0	64.4

Pre-tax income margin	31.3	29.8	40.6	33.3	–	18.8	1.9	(187.5)	14.6	–		–		–		25.5	(102.5)	26.5		–	–	–	24.3	(160.8)	34.9

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		21.4	37.8	13.7		–	–	–	22.7	30.8	9.1

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		20.1	(63.8)	22.8		–	–	–	18.7	(111.2)	31.8

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		20.0	(69.3)	22.5		–	–	–	20.2	(88.7)	19.7

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,906	6,778	6,494	20,782	29,342	37,503	3,408	3,273	2,725	(31)	[2]	(10)	[2]	(343)	[2]	31,050	39,366	46,359		–	–	–	31,050	39,366	46,359

Pre-tax return on average utilized economic capital (%) [3]	53.3	57.3	85.1	33.5	(46.6)	9.9	2.1	(34.9)	14.8	–		–		–		28.3	(30.4)	20.4		–	–	–	26.6	(37.3)	30.3

Balance sheet statistics (CHF million)

Total assets	345,488	374,771	376,800	819,081	976,713	1,140,740	19,289	21,580	27,784	(161,826)		(217,147)		(201,947)		1,022,032	1,155,917	1,343,377		9,395	14,433	17,303	1,031,427	1,170,350	1,360,680

Net loans	175,245	174,880	175,506	61,939	60,837	64,892	–	–	–	(4)		80		136		237,180	235,797	240,534		–	–	–	237,180	235,797	240,534

Goodwill	789	765	975	6,843	6,972	7,465	1,635	1,593	2,442	–		–		–		9,267	9,330	10,882		–	–	–	9,267	9,330	10,882

Number of employees (full-time equivalents)

Number of employees	24,300	24,400	23,200	19,400	19,600	20,500	3,100	3,100	3,700	800		700		700		47,600	47,800	48,100		–	–	–	47,600	47,800	48,100

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under management
As of December 31, 2009, assets under management from continuing operations were CHF 1,229.0 billion, up 11.1% compared to December 31, 2008, primarily reflecting net new assets in Private Banking of CHF 41.6 billion and positive market movements.

Assets under management and client assets

	end of			% change

	2009	2008	2007	09 / 08	08 / 07

Assets under management (CHF billion)

Private Banking	914.9	788.9	995.4	16.0	(20.7)

Asset Management	416.0	411.5	599.4	1.1	(31.3)

Assets managed by Asset Management for Private Banking clients	(101.9)	(94.3)	(132.0)	8.1	(28.6)

Assets under management from continuing operations	1,229.0	1,106.1	1,462.8	11.1	(24.4)

of which discretionary assets	422.3	416.1	586.9	1.5	(29.1)

of which advisory assets	806.7	690.0	875.9	16.9	(21.2)

Discontinued operations [1]	0.0	67.9	91.9	(100.0)	(26.1)

Assets under management	1,229.0	1,174.0	1,554.7	4.7	(24.5)

Client assets (CHF billion)

Private Banking	1,063.4	919.9	1,159.4	15.6	(20.7)

Asset Management	444.7	425.1	629.8	4.6	(32.5)

Assets managed by Asset Management for Private Banking clients	(101.9)	(94.3)	(132.0)	8.1	(28.6)

Client assets from continuing operations	1,406.2	1,250.7	1,657.2	12.4	(24.5)

Discontinued operations [1]	0.0	67.9	91.9	(100.0)	(26.1)

Client assets	1,406.2	1,318.6	1,749.1	6.6	(24.6)

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation.

Growth in assets under management

in	2009	2008	2007

Growth in assets under management (CHF billion)

Private Banking	41.6	50.9	53.5

Asset Management	0.4	(63.3)	(3.6)

Assets managed by Asset Management for Private Banking clients	2.2	9.4	(6.7)

Net new assets	44.2	(3.0)	43.2

Private Banking	84.4	(257.4)	1.6

Asset Management	4.1	(124.6)	15.5

Assets managed by Asset Management for Private Banking clients	(9.8)	28.3	(0.2)

Other effects	78.7	(353.7)	16.9

Private Banking	126.0	(206.5)	55.1

Asset Management	4.5	(187.9)	11.9

Assets managed by Asset Management for Private Banking clients	(7.6)	37.7	(6.9)

Total growth in assets under management from continuing operations	122.9	(356.7)	60.1

Total growth in assets under management from discontinued operations [1]	(67.9)	(24.0)	9.5

Total growth in assets under management	55.0	(380.7)	69.6

Growth in assets under management (%) [2]

Private Banking	5.3	5.1	5.7

Asset Management	0.1	(10.6)	(0.6)

Assets managed by Asset Management for Private Banking clients	(2.3)	(7.1)	5.4

Net new assets	4.0	(0.2)	3.1

Private Banking	10.7	(25.9)	0.2

Asset Management	1.0	(20.8)	2.6

Assets managed by Asset Management for Private Banking clients	10.4	(21.4)	0.2

Other effects	7.1	(24.2)	1.2

Private Banking	16.0	(20.8)	5.9

Asset Management	1.1	(31.4)	2.0

Assets managed by Asset Management for Private Banking clients	8.1	(28.5)	5.6

Total growth in assets under management	11.1	(24.4)	4.3

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation. 2 Calculated based on continuing operations.

Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided, as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of December 31, 2009, assets under management from continuing operations were CHF 1,229.0 billion, up CHF 122.9 billion, or 11.1%, compared to December 31, 2008, primarily reflecting net new assets in Private Banking of CHF 41.6 billion and positive market movements.

In Private Banking, assets under management were CHF 914.9 billion, up CHF 126.0 billion, or 16.0%, compared to the end of 2008. In Asset Management, assets under management were CHF 416.0 billion, up CHF 4.5 billion, or 1.1%, compared to the end of 2008, as positive market movements were mostly offset by other effects, including the transfer of the managed lending business to Investment Banking and the sale of two joint ventures. For further information, refer to II – Operating and financial review – Private Banking and – Asset Management.

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

Private Banking recorded net new assets of CHF 41.6 billion, with strong inflows in both the international and Swiss businesses. Asset Management recorded net new assets of CHF 0.4 billion, compared to net asset outflows of CHF 63.3 billion in 2008, as net inflows in alternative investment strategies were mostly offset by net outflows in traditional investment strategies.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Critical accounting estimates
In order to prepare the consolidated financial statements in accordance with US GAAP, management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied. For further information on significant accounting policies and new accounting pronouncements, refer to Note 1 – Summary of significant accounting policies and Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group. Note references are to the consolidated financial statements of the Group. For financial information relating to the Bank, see the corresponding note in the consolidated financial statements of the Bank.

We believe that the critical accounting estimates discussed below involve the most complex judgments and assessments.
Fair value
A significant portion of our assets and liabilities are carried at >>fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.

In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, certain corporate, mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high-grade bonds) and life finance instruments.

We have availed ourselves of the simplification in accounting offered under the fair value option guidance in Accounting Standards Codification (ASC) Topic 820 – Fair Value Measurements and Disclosures, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our financial accounting to our risk management reporting.

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

For further information on fair value, refer to Note 2 – Recently issued accounting standards and Note 32 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.
Variable interest entities
As a normal part of our business, we engage in various transactions that include entities which are considered >>variable interest entities (VIEs). VIEs are special purpose entities (SPEs) that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, initially and if certain events occur that require us to reassess whether consolidation is required, may require the exercise of significant management judgment.

For further information on VIEs, refer to Note 1 – Summary of significant accounting policies, Note 2 – Recently issued accounting standards and Note 31 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.

Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence or non-occurrence of future events.
Litigation contingencies
From time to time, we are involved in a variety of legal, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel and other advisers, our defenses and experience in similar cases or proceedings as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

For further information on legal proceedings, refer to IX – Additional information – Legal proceedings and Note 36 – Litigation in V – Consolidated financial statements – Credit Suisse Group.
Allowance and provision for losses
As a normal part of our business, we are exposed to credit risks through our lending relationships, commitments and letters of credit as well as counterparty risk on derivatives, foreign exchange and other transactions. Credit risk is the risk that a borrower or counterparty is unable to meet its financial obligations. In the event of a default, we generally incur a loss equal to the amount owed by the counterparty, less a recovery amount resulting from foreclosure, liquidation of collateral or restructuring of the counterparty’s obligation. The allowance for loan losses is considered adequate to absorb credit losses existing at the dates of the consolidated balance sheets. This allowance is for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

For further information on allowance for loan losses, refer to Note 1 – Summary of significant accounting policies and Note 17 – Loans in V – Consolidated financial statements – Credit Suisse Group.
Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The inherent loan loss allowance is established by analyzing historical and current default probabilities, historical recovery assumptions and internal risk ratings. The methodology for Investment Banking adjusts the rating-specific default probabilities to incorporate not only historic third-party data over a period but also those implied from current quoted credit spreads.

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

Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used and when they should be used, also requires judgment. The use of market indices and ratings that do not sufficiently correlate to our specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncertainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable loan losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.

Specific loan loss allowances
We make provisions for specific loan losses on impaired loans based on regular and detailed analysis of each loan in the portfolio. This analysis includes an estimate of the realizable value of any collateral, the costs associated with obtaining repayment and realization of any such collateral, the counterparty’s overall financial condition, resources and payment record, the extent of our other commitments to the same counterparty and prospects for support from any financially responsible guarantors.

The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credit. Extensive judgment is required in order to properly evaluate the various indicators of financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of the assessment. Significant judgment is exercised in determining the amount of the allowance. Whenever possible, independent, verifiable data or our own historical loss experience is used in models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loan policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk Management.

Goodwill impairment
Under US GAAP, goodwill is not amortized, but is reviewed for a potential impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator or additional regulatory or legislative changes; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In Private Banking, Wealth Management Clients and Corporate & Institutional Clients are considered to be reporting units, and Investment Banking is considered to be one reporting unit. In Asset Management, alternative investment strategies and traditional investment strategies are considered to be reporting units. If the estimated >>fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining the fair value of reporting units include, among other things: an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in our share price and those of competitors; estimates of our future earnings potential based on our three-year strategic business plan; and the level of interest rates.

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

For further information on goodwill and related impairment testing, refer to Note 19 – Goodwill and other intangible assets in V – Consolidated financial statements – Credit Suisse Group.
Taxes
Uncertainty of income tax positions
The Group has applied the guidance contained in ASC Topic 740 – Income Taxes, to evaluate income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is required to determine the amount of benefit eligible for recognition in the consolidated financial statements.

For further information, refer to Note 2 – Recently issued accounting standards and Note 25 – Tax in V – Consolidated financial statements – Credit Suisse Group.
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets can be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets can be realized, management considers both positive and negative evidence, including projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

This evaluation requires significant management judgment, primarily with respect to projected taxable income. The future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond management’s control. Substantial variance of actual results from estimated future taxable profits, or changes in our estimate of future taxable profits and potential restructurings, could lead to changes in deferred tax assets being realizable, or considered realizable, and would require a corresponding adjustment to the valuation allowance.

Management concluded that, with one exception noted below, no valuation allowance was needed against the deferred tax assets of its major operating entities. As part of its normal practice, management has conducted a detailed evaluation of its expected future results. This evaluation has taken into account the Group’s commitment to the integrated banking model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group’s core businesses and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US and UK. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20 year carry-forward period for net operating losses and UK tax law allows for an unlimited carry-forward period for net operating losses. Management concluded, based on this analysis, that a partial valuation allowance against deferred tax assets was appropriate for one of its operating entities in the US.

As of December 31, 2009 and 2008, we had deferred tax assets resulting from temporary differences and from net operating losses that could reduce taxable income in future periods. The consolidated balance sheets as of December 31, 2009 and 2008 included gross deferred tax assets of CHF 13.3 billion and CHF 15.4 billion, respectively, and gross deferred tax liabilities of CHF 1.7 billion and CHF 2.7 billion, respectively. The decrease in net deferred tax assets from 2008 to 2009 was primarily due to the reduction in deferred tax assets on net operating losses. Due to uncertainty concerning our ability to generate the necessary amount and mix of taxable income in future periods, we recorded a valuation allowance against deferred tax assets in the amount of CHF 2.8 billion and CHF 3.0 billion as of December 31, 2009 and 2008, respectively, which related primarily to deferred tax assets on net operating loss carry-forwards.

For further information on deferred tax assets, refer to Note 25 – Tax in V – Consolidated financial statements – Credit Suisse Group.
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

The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases as determined by us. Management determines these assumptions based upon currently available market and industry data and historical performance of the plans. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of the participants. Any such differences could have a significant impact on the amount of pension expense recorded in future years.

The funded status of our defined benefit pension and other post-retirement defined benefit plans are recorded in the consolidated balance sheets. The actuarial gains and losses and prior service costs are recognized in equity as a component of accumulated other comprehensive income/(loss) (AOCI). In 2008 the Group changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

The projected benefit obligation (PBO) of our total defined benefit pension plans as of December 31, 2009 included an amount related to our assumption for future salary increases of CHF 1,202 million, compared to CHF 1,297 million as of December 31, 2008. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the >>fair value of plan assets and the ABO was an overfunding of CHF 67 million for 2009, compared to an overfunding of CHF 211 million for 2008.

We are required to estimate the expected long-term rate of return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of operations. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix. In calculating pension expense and in determining the expected long-term rate of return, we use the market value of assets. The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date.

The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs in 2009 and 2008 was 4.8% and 5%, respectively, for the Swiss plans and 7.5% and 7.6%, respectively, for the international plans. In 2009, if the expected long-term rate of return had been increased/decreased 1%, net pension expense for the Swiss plans would have decreased/increased CHF 128 million and net pension expense for the international plans would have decreased/increased CHF 22 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows from benefit payments. The average discount rate used for Swiss plans decreased 0.4 percentage point from 3.9% as of December 31, 2008, to 3.5% as of December 31, 2009, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans decreased 0.3 percentage point from 6.3% as of December 31, 2008, to 6.0% as of December 31, 2009, mainly due to a decrease in bond market rates in the EU, the UK and the US. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2009, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,827 million and an increase in pension expense of CHF 128 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,592 million and a decrease in the pension expense of CHF 9 million. A 1% decline in the discount rate for the international plans as of December 31, 2009 would have resulted in an increase in the PBO of CHF 502 million and an increase in pension expense of CHF 44 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 400 million and a decrease in the pension expense of CHF 30 million.

Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2009, was approximately ten years for the Swiss plans and six to 24 years for the international plans. The expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2009, 2008 and 2007 was CHF 60 million, CHF 79 million and CHF 158 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2010, which is assessed at the beginning of the year, is expected to be CHF 87 million, net of tax. The amount by which the actual return on plan assets differs from our estimate of the expected return on those assets further impacts the amount of net recognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2010.

For further information on our pension benefits, refer to Note 28 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
The Bank
The Bank covers pension requirements for its employees in Switzerland through participation in a defined benefit pension plan sponsored by the Group (Group plan). Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. The Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, PBO, ABO and the related amounts recognized in the consolidated balance sheets. The funded status of the Group plan is recorded in the consolidated balance sheets. The actuarial gains and losses and prior service costs are recognized in equity as a component of AOCI. In 2008 the Bank changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

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

In 2009, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs would have been 4.8%. In 2009, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic pension cost for the international single-employer defined benefit pension plans was 7.5%.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2009, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 3.5% and 3.9%, respectively. For the year ended December 31, 2009, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans were 6.0% and 6.3%, respectively. A 1% decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 502 million and an increase in pension expense of CHF 44 million, and a 1% increase in the discount rate would have resulted in a decrease in PBO of CHF 400 million and a decrease in pension expense by CHF 30 million.

The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2009, 2008 and 2007 was CHF 18 million, CHF 40 million and CHF 76 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2010, which is assessed at the beginning of the year, is expected to be CHF 22 million, net of tax.

For further information with respect to the Bank’s pension benefits associated with the Group plan and international single-employer defined benefit and defined contribution pension plans, refer to Note 27 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank).

Treasury, Risk, Balance sheet and Off-balance sheet
Treasury management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Treasury management
During 2009, we further strengthened our capital, balance sheet, liquidity and funding. The majority of our unsecured funding is generated from stable client deposits and long-term debt. Our consolidated BIS tier 1 ratio was 16.3% as of the end of 2009 and our leverage ratio was 4.2%.

Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by Capital Allocation and Risk Management Committee (CARMC), a committee that includes the CEOs of the Group and the divisions, the CFO, the CRO and the Treasurer. It is CARMC’s responsibility to review the capital position, balance sheet development, current and prospective funding and interest rate risk and foreign exchange exposure and to define and monitor adherence to internal risk limits.

Liquidity and funding management
Our liquidity and funding strategy is approved by CARMC and overseen by the Board of Directors. The implementation and execution of the funding and liquidity strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet any stress situation. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance and the balance sheet usage of the businesses.

Our liquidity and funding profile reflects our risk appetite, business activities, strategy, the markets and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis and the subsequent change in our business strategy. Our liquidity risk management also reflects evolving best practice standards in light of the challenging environment. We are an active participant in regulatory and industry forums to promote best practice standards on liquidity management, including the Basel Committee on Banking Supervision (BCBS) and the Institute of International Finance. In 2009, we continued to adapt our liquidity management as we anticipated increased liquidity requirements in discussion with our regulators and in industry forums. In December 2009, the BCBS published consultative proposals to strengthen the resilience of the banking sector. The proposals are aimed at strengthening capital and liquidity regulations. The BCBS proposals are not expected to be finalized until later in 2010 following an impact assessment by the BCBS and are expected to be implemented over a period of time. The impact of these proposals on us will be assessed as the details and timing of the implementation are clarified. Final BCBS requirements may be adjusted when implemented by Swiss Financial Market Supervisory Authority (FINMA) and our other regulators. Once finalized, we expect that the BCBS liquidity framework will help to increase transparency and comparability among global banks. We expect FINMA to introduce additional liquidity requirements, which may be incremental to those of the BCBS, effective from the third quarter of 2010. We expect the costs associated with additional liquidity requirements to increase. For more information, refer to I – Information on the company – Regulation and supervision.

We discuss below how we manage our liquidity and funding and how our approach has enabled us to manage successfully through the credit and financial markets dislocations in 2008 to further strengthen our position in 2009.

For further information on the market environment, refer to II – Operating and financial review – Operating environment.
Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress we maintain a buffer of highly liquid securities and cash that covers unexpected needs of short-term liquidity. We have increased our unsecured long-term debt and liquid assets in amounts greater than required for funding our businesses in order to adequately manage liquidity risk. Our funding and liquidity costs have increased as a result.

Our targeted funding profile is designed to enable us to continue to pursue activities for an extended period of time without changing business plans during times of stress. The principal measure used to monitor our liquidity position is the “liquidity barometer,” which allows us to manage the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. The barometer is a key component of our liquidity risk management framework under which we model both Credit Suisse specific and systemic market stress scenarios. This framework is supplemented by the modeling of additional stress events and additional liquidity risk measurement tools.

CARMC reviews the methodology and assumptions of the liquidity risk management framework and determines the liquidity horizon to be maintained by Treasury in order to ensure that the liquidity profile is managed at an appropriate level. We manage our liquidity profile at a level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target of 160 days. Our highly integrated liquidity risk management framework is based on similar methodologies as those contemplated under the BCBS proposals for short-term and long-term funding.

The stress assumptions we apply to our balance sheet are in line with the BCBS proposals and include, but are not limited to, the following:
– A two-notch downgrade in the Bank’s long-term debt credit ratings, which would require additional funding as a result of certain contingent off-balance sheet obligations at the end of 2009, including a >>commercial paper (CP) conduit and draw-downs on unfunded bank liabilities, as well as increased collateral requirements to support derivatives contracts (the BCBS proposals are based on a three-notch downgrade, which would not materially impact our assessment);

– Significant withdrawals from private banking client deposits;
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
Immediately at the start of the financial market crisis, we increased the frequency of our risk reporting, adjusted the transfer pricing processes to promote efficient usage of liquidity, reviewed emerging market funding risks with a particular focus on offshore and country risks and adopted new liquidity risk measurement tools, such as the Modified Funding Capacity Analysis (MFCA). The MFCA dealt specifically with potential impacts and risks from the specific market dislocations and our relevant business exposures. We combined the results of the analysis with our contingency plans in order to be able to respond to any stress without delay. The tool was particularly valuable in assessing short-term impacts on funding in an adverse market environment, including specific counterparty and market stress, and complemented our liquidity barometer methodology. In 2009 we integrated the MFCA into our permanent liquidity risk management framework, and it is now fully embedded into our barometer methodology.

Treasury also manages a sizeable portfolio of liquid assets, comprised of high grade bonds and cash, which serve as a liquidity buffer. The bonds are eligible for repo transactions with various central banks including the Swiss National Bank, the US Federal Reserve, the European Central Bank and the Bank of England. We expect that our portfolio of high grade bonds would qualify as eligible assets for purposes of the proposed BCBS liquidity ratio. In response to the credit crisis, many central banks widened the range of eligible securities which they accept as collateral and also introduced new refinancing facilities. These new facilities have been tested to serve as a secondary source of liquidity. We have always assumed that these expanded programs are temporary in nature and have not relied on them. As of the end of 2009, our liquid assets included CHF 135 billion of cash and securities accepted under central bank facilities, stable from the end of 2008, despite the decrease in our balance sheet and the extension of the maturity of our funding profile.

In the event of a liquidity crisis, we would activate our liquidity contingency plan, which focuses on the specific actions that would be taken in the event of a crisis, including a detailed communication plan for creditors, investors and customers. The plan, which is regularly updated, sets out a three-stage process of the specific actions that would be taken:

– Stage I – Market disruption or Group/Bank event
– Stage II – Unsecured markets partially inaccessible
– Stage III – Unsecured funding totally inaccessible
The contingency plan would be activated by the Liquidity Crisis Committee, which includes senior business line, funding and finance department management. This committee would meet frequently throughout the crisis to ensure that the plan is executed. In response to the severe dislocation in the credit markets, we introduced additional liquidity stress assumptions to address systemic liquidity risk and increased our liquid assets and funding profile for scenarios in which credit markets become dislocated.

Funding
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is >>match funded and requires no unsecured funding. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, are comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess buffer of 22% as of December 31, 2009. We fund other illiquid assets, including real estate, private equity and other long-term investments and a >>haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For more information, refer to the table “Balance sheet funding structure” and – Balance sheet and off-balance sheet.

Our core customer deposits totaled CHF 279 billion as of the end of 2009, an increase of 5% compared to year end 2008, These deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits with banks and certificates of deposits. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions.

Our core customer deposit funding is supplemented by the issuance of long-term debt. In 2009, we benefitted from a strong recovery in funding markets. We were able to fully execute the 2009 funding plan despite difficult market conditions in the earlier part of the year and pre-funded a portion of our expected 2010 funding needs.

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

Debt issuances
Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

Our long-term debt increased CHF 8.7 billion from the end of 2008, primarily due to an increase in senior debt, partly offset by a decrease in subordinated debt capital securities. In 2009 we further reduced due to banks and short-term debt to CHF 52 billion from CHF 100 billion in 2008, and extended our maturity profile. The percentage of unsecured funding from long-term debt was 32% as of the end of 2009, an increase of three percentage points from 2008. The weighted average maturity of long-term debt was 6.4 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity). In 2009, we raised CHF 6.3 billion of covered bonds, CHF 15.9 billion of senior debt securities and CHF 139 million of subordinated debt securities, while CHF 671 million of covered bonds, CHF 10.8 billion of senior debt securities and CHF 1.9 billion of subordinated debt securities matured or were redeemed. Credit Suisse did not participate in any government guaranteed debt issuance program. For information on capital securities, refer to – Capital management.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as London Interbank Offered Rate, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Funding spreads relative to such indices narrowed significantly for Credit Suisse during the second half of 2009, and the level of interest rates and indices was low. Our average funding spread, which is allocated to the divisions, increased compared to the end of 2008, primarily reflecting the long-term debt and hybrid tier 1 capital issued in the fourth quarter of 2008 during the financial crisis.

We continually work to manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense will depend on many factors, including the absolute level of the indices on which our funding is based.

We also raise secured funding in the form of mortgage-backed loans funded by covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss parliament to centralize the issuance of covered bonds.

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets or derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 40.9 billion of structured notes outstanding as of the end of 2009 compared to CHF 48.7 billion as of the end of 2008, reflecting the continued change in client activity and risk aversion in 2009.

Our primary sources of liquidity are through consolidated entities. The funding through non-consolidated special purpose entities (SPEs) and asset securitization activity is immaterial.
For further information, refer to Note 23 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
In the first quarter of 2010, the Bank issued EUR 2.25 billion, USD 1.5 billion, AUD 1.1 billion, CHF 650 million and JPY 50 billion of senior debt with maturities ranging between four and seven years and issued USD 2.5 billion and CHF 200 million of subordinated debt with maturities of ten years. The Bank also raised CHF 614 million in covered bonds with multiple maturities.

Funds transfer pricing
We maintain an internal funds transfer pricing system based on market rates. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

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

For the year ended December 31, 2009, net cash used in operating activities of continuing operations was CHF 14.2 billion, reflecting a decrease in other liabilities and net cash used in trading assets and liabilities, partly offset by a decrease in other assets. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.

Our investing activities primarily include originating loans to be held-to-maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2009, net cash of CHF 62.1 billion was provided by investing activities from continuing operations, primarily due to the decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions.

Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares and had no active share buyback program in 2009. In 2009, net cash used in financing activities of continuing operations was CHF 84.9 billion, mainly reflecting repayments of long-term debt, a decrease in central bank funds purchased, securities sold under >>repurchase agreements and securities lending transactions and a decrease in due to banks and customer deposits, offset by issuances of long-term debt.

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

Although retail and private bank deposits are generally less sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including >>over-the-counter (OTC) derivative instruments.

A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration contingent events associated with a two notch downgrade in our credit ratings. The impact of a one, two and three notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements of CHF 2.6 billion, CHF 4.9 billion and CHF 5.6 billion, respectively, as of December 31, 2009 and would not be material to our liquidity and funding planning.

For further information on the Group and Bank credit ratings, refer to X – Investor information.
Capital management
Capital management framework
Our capital management framework is intended to ensure that there is sufficient capital to support our underlying risks and to achieve management’s regulatory and credit rating objectives. Our framework considers the capital needed to absorb losses, both realized and unrealized, while remaining a strongly capitalized institution. We focus on both the quantity and quality of capital and where in the legal structure it is best placed to support the anticipated needs of our business. Our overall capital needs are continually reviewed. Multi-year projections and capital plans are prepared for the Group and its major subsidiaries. These plans are subjected to various stress tests, reflecting both macroeconomic and specific risk scenarios. Capital contingency plans are developed in connection with these stress tests to ensure that possible mitigating actions are consistent with both the amount of capital at risk and the market conditions for accessing additional capital.

Regulatory capital
Overview
Both the Group and the Bank are subject to regulation by FINMA. In November 2008, a decree was issued by FINMA defining new capital adequacy and leverage ratio requirements, with compliance to be phased in by 2013. The new capital adequacy target will be in a range between 50% and 100% above the Pillar I requirements under Basel II. Under this agreement with FINMA, lower tier 2 capital will no longer qualify for regulatory capital after 2020, but can be issued through 2010. In addition, the decree includes leverage limits that require us to maintain by 2013 a leverage ratio of tier 1 capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis. Total assets are adjusted for purposes of calculating this leverage ratio. The adjustments include assets from Swiss lending activities (excluding Swiss interbank lending), cash and balances with central banks, certain Swiss franc >>reverse repurchase agreements and certain other assets, such as goodwill and intangible assets, that are excluded in determining regulatory tier 1 capital. FINMA has indicated that it expects the appropriate size of the additional capital buffer will be impacted by market conditions, but the intention is to ensure it can accommodate the procyclical aspects of this measurement tool.

The following table sets forth the leverage ratio of the Group and the Bank consolidated level as of December 31, 2009 and 2008, respectively.
Leverage ratio

	Group		Bank

end of	2009	2008	2009	2008

Adjusted assets (CHF billion) [1]

Average assets	1,047	1,312	1,026	1,291

Adjustments:
Assets from Swiss lending activities [2]	(137)	(138)	(114)	(115)

Cash and balances with central banks	(32)	(38)	(32)	(38)

Other	(19)	(18)	(15)	(16)

Adjusted average assets	859	1,118	865	1,122

Tier 1 capital	36.2	34.2	34.7	34.2

Leverage ratio (%)	4.2	3.1	4.0	3.0

1 Adjusted assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

BIS statistics

	Group			Bank

end of	2009	2008	% change	2009	2008	% change

Risk-weighted assets (CHF million)

Credit risk [1]	164,997	180,425	(9)	154,982	169,561	(9)

Non-counterparty risk	7,141	6,994	2	6,547	6,370	3

Market risk	17,458	39,911	(56)	17,011	39,108	(57)

Operational risk	32,013	30,137	6	32,013	30,137	6

Risk-weighted assets	221,609	257,467	(14)	210,553	245,176	(14)

Eligible capital (CHF million)

Total shareholders' equity	37,517	32,302	16	31,228	26,868	16

Goodwill and intangible assets	(10,140)	(9,932)	2	(8,983)	(8,785)	2

Hybrid instruments [2]	12,198	12,140	–	11,617	11,897	(2)

Qualifying noncontrolling interests	1,742	1,701	2	4,762	4,860	(2)

Capital deductions 50% from tier 1	(837)	(479)	75	(779)	(484)	61

Other adjustments [3]	(4,273)	(1,524)	180	(3,150)	(164)	–

Tier 1 capital	36,207	34,208	6	34,695	34,192	1

Upper tier 2	1,989	3,021	(34)	2,681	3,581	(25)

Lower tier 2	8,369	9,340	(10)	9,723	10,550	(8)

Capital deductions 50% from tier 2	(837)	(479)	75	(779)	(484)	61

Tier 2 capital	9,521	11,882	(20)	11,625	13,647	(15)

Total eligible capital	45,728	46,090	(1)	46,320	47,839	(3)

Capital ratios (%)

Tier 1 ratio	16.3	13.3	–	16.5	13.9	–

Total capital ratio	20.6	17.9	–	22.0	19.5	–

1 Also includes securitization risk, settlement risk and risk related to equity type securities in the banking book. 2 Non-cumulative perpetual preferred securities and capital notes. FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.7 billion and CHF 4.4 billion, respectively, in 2009 (2008: CH 1.8 billion and CHF 4.6 billion) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 32.9% and 32.7% (2008: 35.0% and 34.3%) of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 2009. Under the decree with FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments. 3 Includes cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans.

Tier 1 capital

end of	2009

Tier 1 capital (CHF million)

Balance at beginning of period	34,208

Net income	6,724

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	425

Foreign exchange impact on tier 1 capital	(456)

Recategorization of hybrid instruments in tier 1	339

Other	(5,033)

Balance at end of period	36,207

In addition, since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards known as Basel II set forth by the BCBS as implemented by FINMA. These standards affect the measurement of both risk-weighted assets (RWAs) and eligible capital and are summarized below. In December 2009, the BCBS issued proposals, which included new eligibility criteria for tier 1 capital and the implementation of a leverage ratio. The BCBS proposals are expected to be finalized by year-end 2010 and implemented over time. Proposed risk measures derived from the balance sheet, such as the BCBS leverage ratio, may require extensive adjustments to account for differences in accounting standards. The impact of these proposals on Credit Suisse will be assessed as the details and the timing of implementation are clarified. Final BCBS requirements may be adjusted when implemented by FINMA and other regional regulators.

Credit Suisse believes it is well positioned to transition to the higher capital requirements under the BCBS proposals. The use of tier 1 capital instruments such as hybrid capital instruments would need to be reduced over time, resulting in a greater focus on core capital such as common shares and retained earnings. While Credit Suisse is already subject to a leverage ratio requirement, the BCBS proposal includes both balance sheet and off-balance sheet exposures on a nominal rather than adjusted basis.

Group
Our consolidated BIS tier 1 ratio was 16.3% as of the end of 2009, compared to 13.3% as of the end of 2008. The increase in the tier 1 ratio reflected the 14% decrease in RWAs and the 6% increase in tier 1 capital.

RWAs decreased CHF 35.9 billion to CHF 221.6 billion as of the end of 2009 due to reductions across credit and market risk and a minor US dollar foreign exchange translation impact. Credit risk decreased 9%, most significantly in Investment Banking primarily due to reductions in exit businesses. The 56% decline in market risk was primarily due to a decrease in incremental capital charges on trading book market RWAs and the reduction in scaled value-at-risk (VaR). For further information, refer to – Basel II – Description of regulatory approaches and Risk management – Market risk. Operational risk increased 6%, reflecting revised scenario parameters, partially offset by the foreign exchange translation impact.

Our tier 1 capital increased from CHF 34.2 billion as of the end of 2008 to CHF 36.2 billion as of the end of 2009. The increase was driven by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax), partially offset by a dividend accrual, the effect of share-based compensation and foreign exchange translation impacts. Total eligible capital decreased from CHF 46.1 billion as of the end of 2008 to CHF 45.7 billion as of the end of 2009. Tier 2 capital decreased from CHF 11.9 billion to CHF 9.5 billion due to the regulatory amortization of lower tier 2 instruments, the call of two upper tier 2 notes, the recategorization of hybrid instruments to tier 1 capital (within allowable limits) and the reduction of the excess in eligible credit provisions over regulatory expected losses, partially offset by the issuance of lower tier 2 notes. For further information, refer to the table “BIS statistics”.

Our total capital ratio was 20.6% as of the end of 2009, an increase from 17.9% as of the end of 2008, primarily reflecting the decrease in RWAs.
Bank
The Bank’s consolidated BIS tier 1 ratio was 16.5% as of the end of 2009, an increase from 13.9% as of the end of 2008. The increase in the tier 1 ratio reflected the 14% decrease in RWAs and the 1% increase in tier 1 capital.

RWAs decreased CHF 34.6 billion to CHF 210.6 billion as of the end of 2009 and the Bank’s tier 1 capital increased from CHF 34.2 billion as of the end of 2008 to CHF 34.7 billion as of the end of 2009. The Bank’s consolidated total eligible capital decreased from CHF 47.8 billion as of the end of 2008 to CHF 46.3 billion as of the end of 2009.

The total capital ratio was 22.0% as of the end of 2009, an increase from 19.5% as of the end of 2008, primarily reflecting the decrease in RWAs, which more than offset the decrease in eligible capital.

The business of the Bank is substantially the same as the business of the Group. The trends for the Bank under Basel II are consistent with those for the Group.

The above chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty risk RWAs. Market risk RWAs reflect the capital costs of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital costs of the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital costs of the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWAs primarily reflect the capital costs of our premises and equipment.

It is not the nominal size, but the nature (including risk mitigation such as collateral or hedges), of the balance sheet positions or off-balance sheet exposures that determines the RWAs.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.
[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [4] Hybrid instruments with a predefined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Capital issuances in 2009
Our capital position remained strong during 2009. In March, the Bank issued USD 135 million of lower tier 2 notes, maturing in 2020 and with a par value of USD 221 million.
In the first quarter of 2010, the Bank issued USD 2.5 billion and CHF 200 million of subordinated debt with a maturity of ten years.
Capital structure
Tier 1 capital
Tier 1 capital in aggregate consists of shareholders’ equity, qualifying noncontrolling interests in subsidiaries and hybrid tier 1 capital.
Qualifying noncontrolling interests include common shares in majority-owned and consolidated banking and finance subsidiaries as well as participation securities of the Bank issued to a third party SPE (tier 1 capital securities). The third party SPE issued perpetual, non-cumulative notes secured by the tier 1 capital securities of the Bank and preferred securities issued by a subsidiary of the Group that are guaranteed on a subordinated basis by the Bank. Payments of dividends on the tier 1 capital securities and preferred securities are subject to adequacy of distributable profits, no regulatory prohibition on payments on the tier 1 capital securities or the preferred securities and compliance with capital adequacy and liquidity requirements. The redemption of the tier 1 capital securities or the preferred securities is subject to capital adequacy, solvency and prior approval of FINMA.

Hybrid tier 1 instruments include preferred securities, which are issued by SPEs, and capital notes issued directly by the Bank. These hybrid tier 1 instruments are unsecured, perpetual, non-cumulative, deeply subordinated instruments senior only to common shares and qualifying noncontrolling interests. We are obligated to pay interest or dividends on hybrid tier 1 instruments only if we pay dividends on common shares and qualifying noncontrolling interests. These hybrid tier 1 instruments are risk-bearing on a comparable basis with common shares and qualifying noncontrolling interests and can, up to a 15% limit, have step-ups in conjunction with call options only after a minimum of five years from the issue date. Payment of interest or dividends on these instruments is subject to adequacy of distributable profits, compliance with capital adequacy requirements and solvency. The redemption of these instruments is subject to capital adequacy, solvency and prior approval of FINMA.

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

Tier 2 capital
Tier 2 capital consists of upper and lower tier 2 instruments. Upper tier 2 instruments are unsecured, perpetual, subordinated instruments that are senior only to tier 1 instruments. Interest payments are deferrable, but we are obligated to pay interest (including deferred interest) on these upper tier 2 instruments if we pay dividends on tier 1 capital or on redemption. These upper tier 2 instruments can have moderate step-ups in conjunction with call options only after a minimum of five years from the issue date. The redemption of these instruments is subject to solvency. Upper tier 2 capital also includes any excess in eligible provisions over expected losses (up to a maximum amount of 0.6% of the risk-weighted positions) for exposures subject to the credit risk >>advanced internal ratings-based approach (A-IRB).

Lower tier 2 instruments are unsecured, subordinated instruments that are senior only to tier 1 instruments and upper tier 2 instruments and have a fixed maturity of at least five years. Lower tier 2 capital eligibility is subject to amortization for regulatory purposes over the five years prior to redemption.

As of December 31, 2009, we had outstanding CHF 12.2 billion of tier 1 capital hybrid instruments, of which CHF 3.7 billion were innovative instruments, and CHF 1.6 billion of qualifying noncontrolling interests (tier 1 capital securities secured by participation securities issued by the Bank). In October 2009, the CHF 1.7 billion of mandatory convertible bonds issued in the fourth quarter of 2008 were converted into 50 million common shares at CHF 32.55 per share. We had no mandatory convertible bonds outstanding as of December 31, 2009.

Basel II
Overview
In June 2006, the BCBS published its comprehensive version of the revised framework for the international convergence of capital measurement and capital standards known as Basel II. Basel II describes the framework for measuring capital adequacy and the minimum standards to be achieved by the adopting supervisory authorities. This framework is based on three pillars, which are viewed as mutually reinforcing:

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

Information required under Pillar 3 related to capital adequacy is available on our website at
www.credit-suisse.com/investors/en.
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

We have received approval from FINMA to use the A-IRB for measuring credit risk. Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for >>probability of default (PD), >>loss given default (LGD) and transactional maturity. The exposure at default is either derived from balance sheet values or by using models.

For calculating the capital requirements for market risk, the >>internal models approach (IMA) or the standardized approach is used. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our scaled VaR model in the calculation of trading book market risk capital requirements under the IMA. For further information regarding scaled VaR refer to Risk management – Market risk.

In addition to the Basel II requirements on VaR >>backtesting exceptions, FINMA imposes capital requirements for trading book market risk. In the fourth quarter of 2008, FINMA revised its requirements to impose an increase in market risk capital for every scaled VaR backtesting exception over ten in the prior rolling twelve month period, calculated using backtesting profit and loss, a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 2009, we incurred significant additional incremental capital charges on trading book market RWAs under these FINMA requirements. In 2009, we had no backtesting exceptions and consequently the market risk capital multipliers decreased in the fourth quarter of 2009 to FINMA and BIS minimum levels.

We have received approval from FINMA to use the >>advanced measurement approach (AMA) for measuring operational risk. Under Basel II, operational risk is included in RWAs. Under the AMA for measuring operational risk, we have identified key scenarios that describe our major operational risks using an event model.

Capital

	Group			Bank

end of	2009	2008	% change	2009		2008		% change

Shares outstanding (million)

Common shares issued	1,185.4	1,184.6	0	44.0		44.0		0

Treasury shares	(16.2)	(20.7)	(22)	–		–		–

Shares outstanding	1,169.2	1,163.9	0	44.0		44.0		0

Par value (CHF)

Par value	0.04	0.04	0	100.00		100.00		0

Shareholders' equity (CHF million)

Common shares	47	47	0	4,400		4,400		0

Additional paid-in capital	24,706	25,166	(2)	24,299		25,059		(3)

Retained earnings	25,258	18,780	34	11,422		5,132		123

Treasury shares, at cost	(856)	(752)	14	(487)	[1]	18	[1]	–

Accumulated other comprehensive income/(loss)	(11,638)	(10,939)	6	(8,406)		(7,741)		9

Total shareholders' equity	37,517	32,302	16	31,228		26,868		16

Goodwill	(9,267)	(9,330)	(1)	(8,132)		(8,195)		(1)

Other intangible assets	(328)	(423)	(22)	(318)		(412)		(23)

Tangible shareholders' equity [2]	27,922	22,549	24	22,778		18,261		25

Book value per share (CHF)

Total book value per share	32.09	27.75	16	709.73		610.63		16

Goodwill per share	(7.93)	(8.02)	(1)	(184.82)		(186.25)		(1)

Other intangible assets per share	(0.28)	(0.36)	(22)	(7.23)		(9.36)		(23)

Tangible book value per share	23.88	19.37	23	517.68		415.02		25

1 Reflects Credit Suisse Group shares held to economically hedge share award obligations. 2 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Shareholders’ equity
Group
The Group’s shareholders’ equity increased from CHF 32.3 billion as of the end of 2008 to CHF 37.5 billion as of the end of 2009. The increase was primarily due to the net income in 2009, partially offset by the change in other comprehensive income reflecting the negative effect of foreign exchange rate changes on cumulative translation adjustments and pension actuarial losses, the effect of share-based compensation and the cash dividend payment.

Bank
The Bank’s shareholder’s equity increased from CHF 26.9 billion as of the end of 2008 to CHF 31.2 billion as of the end of 2009. The business of the Bank is substantially the same as the business of the Group. The trends for the Bank under Basel II are consistent with those for the Group.

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

We repurchase shares as part of our market-making commitments, for the purpose of satisfying our obligations under our employee compensation plans or for cancellation.
We purchased 421.7 million common shares and sold or re-issued 387.9 million common shares in 2009, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2009, the Group held 16.2 million treasury shares. For further information, refer to the table “Capital” and to the consolidated statements of changes in shareholders’ equity in V – Consolidated financial statements – Credit Suisse Group.

Purchases and sales of treasury shares

In million, except where indicated	Number of shares		Average price per share in CHF

2009

January	28.1		27.31

February	30.5		28.76

March	46.7		29.90

April	27.9		38.24

May	50.4		45.20

June	36.6		48.79

July	31.5		49.66

August	25.5		52.49

September	30.1		54.65

October	34.0		56.71

November	36.7		55.98

December	43.7		53.07

Total purchase of treasury shares	421.7	[1]	–

Total sale of treasury shares	387.9		–

1 Predominantly for market-making purposes and facilitating customer orders.

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the Annual General Meeting (AGM). The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years. For further information, refer to VI – Parent company financial statements – Credit Suisse Group.

Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution. Dividend payments in 2009, for 2008, were comprised of a cash dividend of CHF 0.10 per share

Our Board of Directors will propose a cash dividend for 2009 of CHF 2.00 per share to the shareholders at the AGM on April 30, 2010. The distribution is subject to shareholder approval at the AGM.
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

Dividend per ordinary share

end of	USD	[1]	CHF

Dividend per ordinary share

2008	0.08		0.10

2007	2.01		2.50

2006 [2]	2.16		2.70

2005	1.61		2.00

2004	1.20		1.50

1 For details of the exchange rates used, refer to IX - Additional information. 2 Distribution consisted of a dividend of CHF 2.24 and a par value reduction of CHF 0.46 as approved on May 4, 2007 for the financial year 2006.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating).

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

Economic capital is calculated separately for >>position risk, operational risk and other risks. These three risks are used to determine our utilized economic capital and are defined as follows:
– Position risk: the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes);

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment; and

– Other risks: the risks not captured by the above, which includes expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital and risk on real estate held for own use. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Pension risk is defined as the potential under-funding of our pension obligations in an extreme event.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In light of the extreme market dislocation and volatility in 2008 we undertook a fundamental review of this methodology and framework. The key enhancements made to the economic capital methodology in 2009 include changes to the modeling of position risk, an update to expense risk to reflect the volatility observed in 2008 and improved modeling of foreign exchange risk between economic capital resources and utilized economic capital. We also reviewed the economic capital coverage ratio target and, as a result of this review, we changed the target band to 110% to 140% from 100% to 140%. Further planned enhancements to the methodology include primarily the modeling of position risks. We have included an estimate for the impact of certain of these planned changes within other risks. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impact of the 2009 methodology changes on 2008 utilized economic capital for the Group was an increase of approximately CHF 8.0 billion, or 34% and a reduction in the economic capital coverage ratio as of the end of 2008 to 122% from 165%. For further details of the enhancements made to position risk, refer to Risk management – Economic capital and position risk.

There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes. Any implications of the BCBS proposals on the economic capital framework will be assessed as the details and timing of the implementation are clarified.

Economic capital

	Group			Bank			[1]

end of	2009	2008	% change	2009	2008	% change

Economic capital resources (CHF million)

Tier 1 capital	36,207	34,208	6	34,695	34,192	1

Economic adjustments [2]	4,972	4,802	4	5,639	4,200	34

Economic capital resources	41,179	39,010	6	40,334	38,392	5

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	23,022	24,653	(7)	21,833	23,621	(8)

Operational risk	2,812	2,677	5	2,812	2,677	5

Other risks [3]	4,858	4,614	5	3,731	5,726	(35)

Utilized economic capital	30,692	31,944	(4)	28,376	32,024	(11)

Economic capital coverage ratio (%)

Economic capital coverage ratio	134.2	122.1	–	142.1	119.9	–

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 2 Primarily includes anticipated dividends, unrealized gains and losses on fair valued assets and liabilities (excluding gains and losses from the FVOD transaction) and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 3 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2010.

Economic capital by segment

end of	2009	2008	% change

Utilized economic capital by segment (CHF million)

Private Banking	6,783	7,144	(5)

Investment Banking	19,352	22,347	(13)

Asset Management	3,321	3,454	(4)

Corporate Center [1]	1,251	(986)	–

Utilized economic capital - Group [2]	30,692	31,944	(4)

Utilized economic capital - Bank [3]	28,376	32,024	(11)

Average utilized economic capital by segment (CHF million)

Private Banking	6,906	6,778	2

Investment Banking	20,782	29,342	(29)

Asset Management	3,408	3,273	4

Corporate Center	(31)	(10)	210

Average utilized economic capital - Group [4]	31,050	39,366	(21)

Average utilized economic capital - Bank [3]	30,104	38,445	(22)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 Includes primarily expense risk diversification benefits from the divisions, expense risk and foreign exchange risk between economic capital resources and utilized economic capital. 2 Includes a diversification benefit of CHF 15 million in 2009 and 2008. 3 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 4 Includes a diversification benefit of CHF 15 million and CHF 17 million in 2009 and 2008, respectively.

Utilized economic capital trends
Over the course of 2009, our utilized economic capital decreased 4%. This was partly due to the depreciation of the US dollar against the Swiss franc as of the end of 2009. Excluding the US dollar translation impact, utilized economic capital decreased 2%, mainly due to reductions in position risk partially offset by increased foreign exchange risk between available and utilized economic capital.

For Private Banking, utilized economic capital decreased 5% due to reduced position risk for emerging markets trade finance exposures and reductions in other risks, primarily pension risk.
For Investment Banking, utilized economic capital decreased 13%. Excluding the US dollar translation impact, utilized economic capital decreased 12% due to reductions in most position risk categories and reduced expense risk.

For Asset Management, utilized economic capital decreased 4%. Excluding the US dollar translation impact, utilized economic capital decreased 2% as a result of reduced operational risk and lower position risk in fixed income trading due to reduced money market funds exposures, partially offset by increased equity trading & investments position risk.

Corporate Center utilized economic capital increased due to significantly lower expense risk diversification benefit from the divisions, higher expense risk and increased foreign exchange risk between economic capital resources and utilized economic capital within the other risks category.

Economic capital coverage ratio
We use the economic capital framework to provide a reference point for a structured internal assessment of our solvency. Our solvency assessment is performed by comparing the economic capital required to support the current risk profile (utilized economic capital) with the amount of economic capital available to absorb losses (economic capital resources). We define economic capital coverage ratio as the ratio between economic capital resources and utilized economic capital. Economic capital resources are defined as reported tier 1 capital net of economic adjustments required to provide consistency with economic capital. Our economic capital resources represent a bridge between accounting-based tier 1 capital and the economic capital framework, allowing for meaningful comparison between capital needs and resources.

The economic capital coverage ratio increased 12 percentage points from 122% to 134% during 2009, primarily reflecting the increase in economic capital resources from higher tier 1 capital, and the reduction in utilized economic capital. Our coverage ratio is within our target band of 110% to 140%.

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

Risk management
During 2009, our overall position risk decreased 5% compared to 2008. Average value-at-risk for our trading books decreased 33% to CHF 120 million, primarily reflecting the continuation of the risk reduction programs.

Impact of the financial crisis and responses
Our risk reduction initiatives, which began in 2007 at an early stage of the financial crisis, continued throughout 2009. In line with our strategy of focusing on key client businesses and reducing risk, we continued to wind down and realign certain other businesses, reducing our exposures to illiquid and dislocated assets and markets and improving capital efficiency. We selectively increased trading activity in line with our strategy to take advantage of prevailing market conditions.

We have adapted our risk measurement models to reflect the latest changes in market conditions and evolving industry best practice. These changes included enhancements to the >>value-at-risk (VaR) model and the introduction of new or amended risk scenarios and updates to our economic capital model methodologies. The changes were designed to reflect the experience of the financial crisis, particularly the severe market shocks and >>basis risks that emerged in the second half of 2008 and early 2009. We continued to manage risks in a controlled and disciplined manner to ensure that actual risk-taking remained in line with the Group’s strategy.

In response to the financial crisis, regulators and standards boards, including the BCBS, have announced a wide range of measures designed to improve the banking sector’s ability to absorb shocks arising from financial and economic stress. These include: changes to the quality, consistency and transparency of the capital base; strengthening of capital requirements for the trading book, securitizations and the counterparty credit risk exposures of >>over-the-counter (OTC) >>derivatives; a countercyclical capital framework; more forward looking provisioning; enhanced liquidity requirements; and improved risk disclosure. Most of these proposals are subject to consultation prior to their agreement, which is expected by the end of 2010. If implemented as proposed, we would expect some of the proposals to require the development of additional risk models. We have already undertaken significant work in certain areas, particularly in relation to the new rules in the trading book relating to securitizations and the incremental risk charge required by the beginning of 2011 and the incorporation of risk-adjusted revenues in our compensation framework. Our internal economic capital models already incorporate some of the risk measures proposed by the BCBS, such as trading book default risk and the impact of credit spread movements on counterparty risk. In addition, in accordance with FINMA requirements, the Group is already subject to a leverage ratio and capital requirements that exceed international minimum levels.

The changes in regulatory standards are also likely to have an impact on bank risk profiles. In particular, we expect the cost of holding credit exposure in the trading book will rise, particularly for securitization positions, which will continue to increase the attractiveness of client-focused intermediation businesses as opposed to origination and warehousing activities. In addition, we expect strengthened capital requirements for OTC derivatives to increase the incentives to move such exposures to centralized exchange counterparties. We expect complex, risk-based techniques and measures in the proposed regulatory framework to result in increased costs and resources.

Risk management oversight
Risk governance
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank. To meet the challenges in a fast-changing industry with new market players and innovative and complex products, we continuously strengthen our risk function, which is independent of, but closely interacts with, the trading functions to ensure the appropriate flow of information. Our risk management framework is based on transparency, management accountability and independent oversight. As a consequence of the increased complexity of risks, we have defined our risk perspective broadly. Risk management plays an important role in our business planning process and is strongly supported by senior management and the Board of Directors. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Although we have implemented comprehensive risk management processes and sophisticated control systems, we work to limit the impact of negative developments by carefully managing concentrations of risks. Further, the business mix of Private Banking, Investment Banking and Asset Management provides a certain amount of risk diversification.

Risk organization
Risks arise in all of our business activities and cannot be completely eliminated, however, we work to manage risk in our internal control environment. Our risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within limits set in a transparent and timely manner. At the level of the Board of Directors, this includes the following responsibilities:

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

Overall risk limits are set by the Board of Directors and its Risk Committee. On a monthly basis, CARMC reviews risk exposures, concentration risks and risk-related activities. CARMC is responsible for supervising and directing our risk profile on a consolidated basis, recommending risk limits to the Board of Directors and its Risk Committee and for establishing and allocating risk limits within the various businesses. CARMC meetings focus on the following three areas on a rotating basis: asset and liability management/liquidity, market and credit risk and operational risk/legal and compliance.

Committees are implemented at a senior management level to support risk management. The Risk Processes and Standards Committee is responsible for establishing and approving standards regarding risk management and risk measurement, including methodology and parameters. The Credit Portfolio and Provisions Review Committee reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances. The Reputational Risk and Sustainability Committee sets policies, and reviews processes and significant cases relating to reputational risks. There are also divisional risk management committees.

The risk committees are further supported by Treasury, which is responsible for the management of our balance sheet, capital management, liquidity and related hedging policies.
The risk management function reports to the Chief Risk Officer (CRO), who is independent of the business and is a member of the Executive Board. In 2009, the function covered:
– Strategic Risk Management (SRM)
– Risk Measurement and Management (RMM)
– Credit Risk Management (CRM)
– Bank Operational Risk Oversight (BORO)
– Business Continuity Management
– Reputational Risk Management
The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage all risk management matters through four primary risk functions: SRM assesses the Group’s overall risk profile on a strategic basis, recommending corrective action where necessary, and is also responsible for market risk management including measurement and limits; RMM is responsible for risk analytics, reporting, systems implementation and policies; CRM is responsible for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of credit portfolios and allowances; and BORO acts as the central hub for the divisional operational risk functions. The risk management function also addresses critical risk areas such as business continuity and reputational risk management.

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
Management risks are difficult to quantify. While management of strategy risk is at the Board of Directors and Executive Board level, a process has been implemented to globally capture and manage reputational risk. Chosen risks are, in general, highly quantifiable, but are challenging in complexity and scale, especially when aggregated across all positions and types of financial instruments. Additionally, the traditional boundaries between market risks and credit risk have become blurred. For operational risk management, we have primarily set up processes on Group, divisional and regional levels. Liquidity management is centralized with Treasury.

Information required under Pillar 3 related to risk is available on our website at www.credit-suisse.com/investors/en.
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

>>Position risk, which is a component of the economic capital framework, is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). For further details of the economic capital framework, refer to Treasury management – Economic capital.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In light of the extreme market dislocation and volatility in 2008, we undertook a fundamental review of this methodology and framework. The key enhancements made in 2009 include: an increase in the severity of spread shocks for certain credit instruments such as corporate bond and loan exposures and commercial real estate loans and securities, enhanced capture of >>basis risks following the substantial dislocation between cash and synthetic instruments during the market crisis, a reduction in the level of diversification benefit to reflect higher correlations across asset shocks and enhancements to the calculation of private banking corporate & retail lending position risks. Further planned enhancements to the methodology include improved modeling of position risks for emerging markets, private banking corporate & retail lending and equity trading & investments and further refinements to the modeling of basis risks. Prior-period balances have been restated for 2009 methodology changes in order to show meaningful trends. The total impact of methodology changes on year-end 2008 99% position risk was an increase of CHF 3.3 billion, or 34%.

Limit management
>>Position risk is managed through a system of integrated risk limits to control the range of risks inherent in business activities. The limit structure restricts overall risk-taking capacity and triggers senior management risk discussions in the event of substantial changes in our overall risk profile. The calibration of limits is performed in conjunction with the annual planning process in order to ensure our risk appetite is in line with our financial resources.

The Board of Directors and senior management are regularly provided with economic capital results, trends and ratios to provide risk transparency and facilitate the decision-making process of the firm.

Key position risk trends
Compared to 2008, >>position risk for risk management purposes decreased 5%. Excluding the US dollar translation impact, position risk decreased 3%. The decreases were primarily due to lower emerging markets exposures across Latin America, Eastern Europe and Asia and reduced real estate & structured assets exposures, primarily in the >>commercial mortgage-backed securities (CMBS) exit business. Position risk also decreased in international lending & counterparty exposures, reflecting lower >>derivatives exposures in Investment Banking. The decreases were mostly offset by increased position risks in fixed income trading, due to higher traded credit exposures, and in private banking corporate & retail lending, due to higher corporate loan risk.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolio.

Group position risk

	end of				% change

	2009	2008	2007	[1]	09 / 08	08 / 07

Position risk (CHF million)

Fixed income trading [2]	2,180	1,654	4,375		32	(62)

Equity trading & investments	2,675	2,748	3,667		(3)	(25)

Private banking corporate & retail lending	2,692	2,641	2,490		2	6

International lending & counterparty exposures	4,034	4,191	8,074		(4)	(48)

Emerging markets	944	1,660	2,040		(43)	(19)

Real estate & structured assets [3]	2,473	2,841	4,688		(13)	(39)

Simple sum across risk categories	14,998	15,735	25,334		(5)	(38)

Diversification benefit	(2,495)	(2,570)	(3,788)		(3)	(32)

Position risk (99% confidence level for risk management purposes)	12,503	13,165	21,546		(5)	(39)

Position risk (99.97% confidence level for capital management purposes)	23,022	24,653	39,927		(7)	(38)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 Does not reflect the valuation reductions from revaluing certain ABS positions in our CDO trading business, as we do not consider the impact of these valuation reductions to be material to our economic capital, position risk, VaR or related trends. 2 This category comprises fixed income trading, foreign exchange and commodity exposures. 3 This category comprises commercial and residential real estate, ABS exposure, real estate acquired at auction and real estate fund investments.

Market risk
Market risk is the risk of loss arising from adverse changes in interest rates, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility. We define our market risk as potential changes in the >>fair value of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

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

VaR
VaR measures the potential loss in >>fair value of financial instruments due to adverse market movements over a defined time horizon at a specified confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from interest rate, foreign exchange, equity and commodity options, money market and swap transactions and bonds. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates, prices and volatilities serve as the basis for the statistical VaR model underlying the potential loss estimation. We use a ten-day holding period and a confidence level of 99% to model the risk in our trading portfolios. These assumptions are compliant with the standards published by the BCBS and other related international standards for market risk management. For some purposes, such as >>backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated to a one-day holding period level.

We present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR.

We use a historical simulation model for the majority of risk types and businesses within our trading portfolios. Where insufficient data is available for such an approach, an “extreme-move” methodology is used. The model is based on the profit and loss distribution resulting from historical changes in market rates, prices and volatilities applied to evaluate the portfolio.

We use a three-year historical dataset to compute VaR. To ensure that the model responds appropriately in times of market stress, we also calculate >>scaled VaR, which is a scaling technique that automatically increases VaR where the short-term market volatility is higher than the long-term volatility in the three-year historical dataset. This results in a more responsive VaR model, as the impact of changes in overall market volatility is reflected almost immediately in the scaled VaR model. We monitor VaR on both an unscaled and scaled basis for risk management purposes. The scaling factor decreased in 2009, as the short-term average volatility declined below the long-term average volatility.

We have approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our scaled VaR model in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators.

The VaR model uses assumptions and estimates that we believe are reasonable, but VaR only quantifies the potential loss on a portfolio under normal market conditions. Other risk measures, such as scenario analysis, are used to estimate losses associated with unusually severe market movements. The main assumptions and limitations of VaR as a risk measure are:

– VaR relies on historical data to estimate future changes in market conditions, which may not capture all potential future outcomes, particularly where there are significant changes in market conditions, such as increases in volatilities;

– Although VaR captures the relationships between risk factors, these relationships may be affected by stressed market conditions;
– VaR provides an estimate of losses at a 99% confidence level, which means that it does not provide any information on the size of losses that could occur beyond that confidence level;
– VaR is based on either a ten-day (for internal risk management and regulatory capital purposes) or one-day (for backtesting and disclosure purposes) holding period. This assumes that risks can be either sold or hedged over the holding period, which may not be possible for all types of exposure, particularly during periods of market illiquidity or turbulence; and

– VaR is calculated using positions held at the end of each business day and does not include intra-day exposures.
Scenario analysis
We regularly perform scenario analysis to estimate the loss that could arise from extreme, but plausible, stress events in the economy or in financial markets by applying predefined scenarios to the relevant portfolios. Scenarios are typically defined in light of past economic or financial market stress periods, but statistical analysis is also used to define the less severe scenarios in the framework.

As past events recur rarely in exactly the same way, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

The scenario analysis calculations performed are specifically tailored towards their respective risk profile. In addition, to identify areas of risk concentration and potential vulnerability to stress events across the Group, we have developed a set of scenarios which are consistently applied across all businesses. Key scenarios include significant movements in credit markets, interest rates, equity prices and exchange rates, as well as adverse changes in counterparty default and recovery rates. We also use combination scenarios, which consider the impact of significant, simultaneous movements across a broad range of markets and asset classes, to analyze the impact of wider market turbulence. The scenario analysis framework also considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios. The Board of Directors and senior management are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and support their management of risk.

The scenario analysis framework is periodically reviewed to ensure that it remains relevant given changes in portfolio composition and market conditions. Each primary scenario is typically run at several different levels of severity to provide information on possible losses over a range of market circumstances. In 2009, we recalibrated the parameter shocks for most types of scenarios to reflect the more volatile market conditions that occurred in the fourth quarter of 2008.

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

We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including >>derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.

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

One-day, 99% VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total VaR	Total scaled VaR

2009 (CHF million)

Average	145	14	20	34	(93)		120	149

Minimum	105	4	12	16	–	[1]	80	96

Maximum	222	43	28	101	–	[1]	185	250

End of period	146	7	21	52	(95)		131	131

2008 (CHF million)

Average	149	22	36	65	(94)		178	252

Minimum	103	7	18	29	–	[1]	123	160

Maximum	232	57	60	126	–	[1]	272	360

End of period	107	16	18	39	(57)		123	185

2007 (CHF million)

Average [2]	74	25	17	79	(80)		115	148

Minimum [2]	46	8	8	51	–	[1]	56	60

Maximum [2]	131	58	36	126	–	[1]	216	320

End of period [2]	124	48	31	91	(78)		216	291

Excludes risks associated with counterparty and own credit exposures.
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

Our period-end VaR as of December 31, 2009 increased 7% to CHF 131 million from December 31, 2008. Our average VaR for 2009 decreased 33% to CHF 120 million from 2008. VaR declined significantly during the first three quarters of 2009, reflecting the continuation of the risk reduction programs that began in 2008, partially offset by additional market volatility included in the historical data set used to calculate VaR. In the fourth quarter of 2009, VaR increased, partially due to an enhanced credit spread VaR methodology, which better reflects the behaviour of credit spreads during stressed market conditions and improves the capturing of >>basis risks, and partially due to increased risk usage in support of our client flow businesses across fixed income and equities.

Our period-end scaled VaR as of December 31, 2009 was CHF 131 million, a decrease of 29% from December 31, 2008, and our average scaled VaR for 2009 decreased 41% to CHF 149 million from 2008.
There was no difference between scaled and unscaled VaR as of December 31, 2009, as the short-term average volatility declined below the long-term average volatility.
Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including >>backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with scaled VaR calculated using a one-day holding period. A backtesting exception occurs when the daily loss exceeds the daily scaled VaR estimate.

We had no backtesting exceptions in 2009, compared with 25 in 2008. The backtesting exceptions in 2008 were primarily driven by extreme movements in US mortgage markets, particularly in the first quarter, coupled with contagion effects across the wider credit, equity, interest rate and foreign exchange markets throughout 2008. The VaR model is subject to regular assessment and evaluation to seek to maintain accuracy given current market conditions and positions.

The output of our VaR model is used in the calculation of our regulatory capital requirement for market risk. For further information, refer to Treasury management – Capital management – Basel II – Description of regulatory approaches.

The histogram entitled “Actual daily trading revenues” compares the actual trading revenues for 2009 with those for 2008 and 2007. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities.

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

Development of non-trading portfolio risks
We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and other desks running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase in yield curves on the >>fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 7.7 million as of December 31, 2009, compared to a increase of CHF 5.3 million as of December 31, 2008. The increase was mainly due to a reduction in credit spreads on our hybrid tier 1 instruments and changes in the interest rate positioning of the money market desks. Non-trading interest rate risk is also assessed using other measures including the potential value change resulting from a significant change in yield curves in relation to total eligible regulatory capital, which is regularly assessed on a consolidated and legal entity basis. As of December 31, 2009, the fair value impacts of an adverse 200 basis point move in yield curves and of a statistical one-year, 99% adverse change in yield curves in relation to total eligible regulatory capital were 3.63% and 3.01%, respectively, which are significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk.

Our non-trading equity portfolio includes positions in hedge funds, private equity and other instruments. These positions may not be strongly correlated with general equity markets. Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would be a decrease of CHF 702 million in the value of the non-trading portfolio as of December 31, 2009, compared to a decrease of CHF 542 million in the value of the non-trading portfolio as of December 31, 2008. The main reason for the change was an increase in the Group’s strategic equity portfolio, including the 23.9% stake in Aberdeen Asset Management.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would be a decrease of CHF 14 million in the value of the non-trading portfolio as of December 31, 2009, compared to a decrease of CHF 29 million as of December 31, 2008. The main reason for the decrease was a reduction in the level of emissions trading, a business we are exiting.

For more information, refer to Treasury management – Foreign exchange exposure and interest rate management.
Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for >>fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from >>derivatives, foreign exchange and other transactions, and may be on or off-balance sheet.

Credit risk management approach
Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Our credit risk management framework covers virtually all of the credit exposures in the banking business and comprises the following core components:
– individual counterparty rating systems;
– transaction rating systems;
– a counterparty credit limit system;
– country concentration limits;
– risk-based pricing methodologies;
– active credit portfolio management; and
– a credit risk provisioning methodology.
We employ a set of credit rating models tailored for different client segments for the purpose of internally rating counterparties to whom we are exposed to credit risk as the contractual party to a loan, loan commitment or OTC >>derivative contract. The models are built from statistical data and then subject to a thorough business review before implementation. Credit rating models are validated independently prior to implementation and on a regular basis. Relevant quantitative data and qualitative factors relating to the counterparty result in the assignment of a credit rating or >>probability of default (PD), which measures the counterparty’s risk of default over a one-year period. To ensure that ratings are consistent and comparable across all businesses, we use an internal rating scale, which we annually review and calibrate to the external rating agencies using the historical PD associated with external ratings.

We assign an estimate of expected loss in the event of a counterparty default based on the structure of each transaction. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the >>loss given default (LGD) assumption to estimate the potential credit loss. LGD represents the expected loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and, in certain areas, the type of counterparty. We use credit risk estimates consistently for the purposes of business and credit portfolio management, credit policy, approval and monitoring, management reporting, risk-adjusted performance measurement, economic capital measurement and allocation and certain financial accounting purposes. The overall internal credit rating system has been approved by FINMA for application under the >>Basel II A-IRB approach. This approach also allows us to price transactions involving credit risk more accurately, based on risk/return estimates.

Credit limits are used to manage individual counterparty credit risk. A system of limits is also established to address concentration risk in the portfolio, including a comprehensive set of country limits and limits for certain products. In addition, credit risk concentration is regularly supervised by credit and risk management committees, taking current market conditions and trend analysis into consideration. A rigorous credit quality review process provides an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Regularly updated watch lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at >>fair value are reflected in valuation changes recorded in revenues, and therefore are not part of the impaired loans balance. Impaired transactions are further classified as potential problem exposure, non-performing exposure or non-interest-earning exposure, and the exposures are generally managed within credit recovery units. The Credit Portfolio and Provisions Review Committee regularly determines the adequacy of allowances.

Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of >>risk mitigation such as cash collateral and marketable securities or credit hedges.

Credit risk

end of	2009	2008	% change

Credit risk (CHF million)

Balance sheet
Gross loans	238,600	237,463	0

of which reported at fair value	36,246	32,314	12

Loans held-for-sale	14,287	23,166	(38)

Traded loans	5,249	2,846	84

Derivative instruments [1]	57,153	108,620	(47)

Total balance sheet	315,289	372,095	(15)

Off-balance sheet
Loan commitments	228,484	238,128	(4)

Credit guarantees and similar instruments	8,067	7,493	8

Irrevocable commitments under documentary credits	4,583	4,220	9

Total off-balance sheet	241,134	249,841	(3)

Total credit risk	556,423	621,936	(11)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loans and loan commitments
Loans where we have the intention and ability to hold to maturity are valued at amortized cost less any allowance for loan losses. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits that can be revoked at our sole discretion upon notice to the client. Loans and loan commitments for which the fair value option is elected are reported at >>fair value with changes in fair value reported in trading revenues.

Loans and loan commitments

end of	2009	2008	% change

Loans and loan commitments (CHF million)

Gross loans	238,600	237,463	0

of which Private Banking	176,161	175,758	0

of which Investment Banking	62,443	61,625	1

Loan commitments	228,484	238,128	(4)

Total loans and loan commitments	467,084	475,591	(2)

of which Private Banking	333,571	337,220	(1)

of which Investment Banking [1]	133,113	135,274	(2)

1 Excludes non-rated positions of CHF 108 million and CHF 1,357 million in 2009 and 2008, respectively, representing unsettled positions in non-broker-dealer entities.

Risk mitigation
We actively manage our credit exposure utilizing credit hedges and collateral, such as cash and marketable securities. A large part of the Private Banking lending portfolio, primarily within the BBB counterparty rating classes, is collateralized by securities that can be readily liquidated. In Investment Banking, we manage credit exposures primarily with credit hedges and monetizable collateral. Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of >>credit default swaps (CDS).

The following tables illustrate the effects of >>risk mitigation on a combined exposure of loans and loan commitments.
Loans and loan commitments - Private Banking

end of	2009				2008

Internal counterparty ratings	Gross exposure	Cash collateral and marketable securities	Net exposure		Gross exposure	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	1,432	(19)	1,413		1,406	(29)	1,377

AA	4,431	(105)	4,326		2,973	(32)	2,941

A	19,106	(1,683)	17,423		19,980	(1,211)	18,769

BBB	229,767	(137,014)	92,753		231,354	(130,609)	100,745

BB	72,135	(5,261)	66,874		75,609	(4,844)	70,765

B	4,654	(276)	4,378		3,755	(91)	3,664

CCC	502	(34)	468		345	(5)	340

D	1,544	(142)	1,402		1,798	(456)	1,342

Total loans and loan commitments	333,571	(144,534)	189,037	[1]	337,220	(137,277)	199,943	[1]

Includes irrevocable credit facilities and unused credit limits which can be revoked at our sole discretion upon notice to the client.
1 In addition, we have a synthetic collateralized loan portfolio, the Clock Finance transaction, which effectively transfers the first loss credit risk on a CHF 4.8 billion portfolio of originated loans within Corporate & Institutional Clients to capital market investors.

Loans and loan commitments - Investment Banking

end of	2009						2008

Internal counterparty ratings	Gross exposure		Credit hedges	Cash collateral and marketable securities	Net exposure		Gross exposure		Credit hedges	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	11,036		(4,141)	(153)	6,742		9,503		0	(554)	8,949

AA	22,539		(1,476)	0	21,063		18,885		(1,662)	(478)	16,745

A	18,310		(4,078)	(233)	13,999		30,889		(5,349)	(3,754)	21,786

BBB	34,398		(9,504)	(3,618)	21,276		34,233		(12,190)	(438)	21,605

BB	21,418		(3,038)	(877)	17,503		14,056		(2,604)	(499)	10,953

B	19,354		(2,431)	(156)	16,767		22,334		(2,500)	(827)	19,007

CCC	3,206		(1,002)	(114)	2,090		4,024		(787)	(147)	3,090

CC	449		(211)	0	238		85		0	0	85

C	181		(69)	0	112		552		0	0	552

D	2,222		(284)	(258)	1,680		713		(37)	(6)	670

Total loans and loan commitments	133,113	[1]	(26,234)	(5,409)	101,470	[1]	135,274	[1]	(25,129)	(6,703)	103,442	[1]

Includes undrawn irrevocable credit facilities.
1 Excludes non-rated positions of CHF 108 million and CHF 1,357 million in 2009 and 2008, respectively, representing unsettled positions in non-broker-dealer entities.

Loss given default
The Private Banking LGD measurement takes into account collateral pledged against the exposure and guarantees received, with the exposure adjusted for >>risk mitigation. The concentration in BBB and BB rated counterparties with low LGD exposure largely reflects the Private Banking residential mortgage business, which is highly collateralized. In Investment Banking, the LGD measurement is primarily determined by the seniority ranking of the exposure, with the exposure adjusted for risk mitigation and guarantees received. The LGD measurement system is validated independently on a regular basis and has been approved by the regulatory authorities for application in the >>Basel II A-IRB approach. The tables below present our loans, net of risk mitigation, across LGD buckets for Private Banking and Investment Banking.

Loans - Private Banking

end of 2009			Loss given default buckets

Internal counterparty ratings	Funded gross exposure	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	587	586	375	116	21	26	29	19

AA	2,598	2,589	1,072	1,124	145	31	198	19

A	12,564	12,324	4,975	4,281	2,054	429	564	21

BBB	97,231	69,055	30,511	15,822	16,373	2,052	3,866	431

BB	57,277	55,417	12,900	13,034	20,413	3,523	4,256	1,291

B	4,049	3,877	937	667	1,474	537	228	34

CCC	457	450	83	27	163	176	1	0

D	1,398	1,337	120	149	322	249	361	136

Total loans	176,161	145,635	50,973	35,220	40,965	7,023	9,503	1,951

Loans - Investment Banking

end of 2009					Loss given default buckets

Internal counterparty ratings	Funded gross exposure		Funded net exposure		0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	927		774		0	0	0	774	0	0

AA	14,712		14,712		0	0	0	14,712	0	0

A	4,025		3,612		0	0	773	2,839	0	0

BBB	13,129		5,988		80	0	1,340	4,567	1	0

BB	15,942		13,820		133	0	9,480	4,171	36	0

B	8,597		6,587		78	0	3,946	2,536	27	0

CCC	2,369		1,287		0	0	918	250	56	63

CC	430		219		0	0	94	53	72	0

C	149		80		0	0	54	26	0	0

D	2,055		1,570		9	0	1,475	44	42	0

Total loans	62,335	[1]	48,649	[1]	300	0	18,080	29,972	234	63

1 Excludes non-rated positions of CHF 108 million representing unsettled positions in non-broker-dealer entities.

Loans
Compared to the end of 2008, gross loans were stable. The loan portfolio in Private Banking was flat, reflecting a slight increase in residential mortgages, offset by decreased commercial and industrial loans. In Investment Banking, a decrease in commercial and industrial loans was offset mainly by an increase in loans to financial institutions, loans to governments and public institutions and real estate loans.

For further information on our loan portfolio, refer to IX – Additional information – Statistical information.
Impaired loans
A loan held-to-maturity, valued at amortized cost, is considered impaired when we believe it is probable that we will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Impaired loans exclude loans that are reported at fair value. A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due. We continue to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the consolidated statements of operations at the same time. In addition, for any accrued but unpaid interest at the date the loan is deemed non-performing, a corresponding provision is booked against the accrual through the consolidated statements of operations. At the time a loan is deemed non-performing and on a regular basis, the remaining principal is evaluated for collectability and an allowance is established for any shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest-earning when the collection of interest is so doubtful that further accrual of interest is deemed inappropriate. At that time and on a regular basis thereafter, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectability and additional provisions are established as required. Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Write-offs occur due to the sale, settlement or restructuring of a loan, or when uncertainty as to the repayment of either principal or accrued interest exists. A loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met.

Loans

	Private Banking				Investment Banking		Credit Suisse		[1]

end of	2009		2008		2009	2008	2009	2008

Loans (CHF million)

Mortgages	82,642		80,583		0	0	82,642	80,583

Loans collateralized by securities	21,303		21,150		0	0	21,303	21,150

Consumer finance	4,269		4,848		1,508	1,292	5,777	6,140

Consumer loans	108,214		106,581		1,508	1,292	109,722	107,873

Real estate	21,648		21,836		3,410	1,869	25,058	23,705

Commercial and industrial loans	36,091		37,352		22,824	31,577	58,915	68,929

Loans to financial institutions	9,074		8,795		30,637	24,670	39,707	33,545

Governments and public institutions	1,134		1,194		4,064	2,217	5,198	3,411

Corporate and institutional loans	67,947	[2]	69,177	[2]	60,935	60,333	128,878	129,590

Gross loans	176,161		175,758		62,443	61,625	238,600	237,463

of which reported at fair value	–		–		36,246	32,314	36,246	32,314

Net (unearned income) / deferred expenses	21		34		(46)	(61)	(25)	(27)

Allowance for loan losses [3]	(937)		(912)		(458)	(727)	(1,395)	(1,639)

Net loans	175,245		174,880		61,939	60,837	237,180	235,797

Impaired loans (CHF million)

Non-performing loans	676		888		621	748	1,297	1,636

Non-interest-earning loans	336		276		0	0	336	276

Total non-performing and non-interest-earning loans	1,012		1,164		621	748	1,633	1,912

Restructured loans	0		2		6	8	6	10

Potential problem loans	448		377		210	426	658	803

Total other impaired loans	448		379		216	434	664	813

Gross impaired loans [3]	1,460		1,543		837	1,182	2,297	2,725

of which loans with a specific allowance	1,141		1,353		805	1,180	1,946	2,533

of which loans without a specific allowance	319		190		32	2	351	192

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	912		939		727	295	1,639	1,234

Net movements recognized in statements of operations	118		137		197	448	315	585

Gross write-offs	(167)		(204)		(507)	(26)	(674)	(230)

Recoveries	43		49		20	40	63	89

Net write-offs	(124)		(155)		(487)	14	(611)	(141)

Provisions for interest	5		8		38	11	43	19

Foreign currency translation impact and other adjustments, net	26		(17)		(17)	(41)	9	(58)

Balance at end of period [3]	937		912		458	727	1,395	1,639

of which a specific loan loss allowance	704		699		280	468	984	1,167

of which an inherent loan loss allowance	233		213		178	259	411	472

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.6		0.7		2.4	2.6	0.8	0.9

Gross impaired loans / Gross loans [4]	0.8		0.9		3.2	4.0	1.1	1.3

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	92.6		78.4		73.8	97.2	85.4	85.7

Allowance for loan losses / Gross impaired loans [3]	64.2		59.1		54.7	61.5	60.7	60.1

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 17 – Loans in V – Consolidated financial statements – Credit Suisse Group.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 47,597 million and CHF 49,337 million were secured by financial collateral and mortgages in 2009 and 2008, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Total gross impaired loans decreased CHF 428 million to CHF 2.3 billion in 2009. Total non-performing and non-interest-earning loans decreased CHF 279 million to CHF 1.6 billion and total other impaired loans decreased CHF 149 million to CHF 664 million. In Private Banking, the slight reduction of gross impaired loans to CHF 1.5 billion was mainly the result of reduced non-performing loans, while potential problem loans continued to increase during the year. We consider loans as potential problem loans if, although interest payments are being made, doubt exists as to the timing and/or certainty of the repayment of contractual principal. These loans are classified as impaired. In Investment Banking, the reduction of CHF 345 million of gross impaired loans to CHF 837 million was mainly the result of a reduction in potential problem loans and non-performing loans.

Allowance for loan losses
We maintain valuation allowances on loans valued at amortized cost which we consider adequate to absorb losses inherent in the existing credit portfolio. We provide for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. Allowance for loan losses are reviewed on a quarterly basis by senior management.

Allowance for inherent loan losses
In accordance with accounting principles generally accepted in the US (US GAAP), an inherent loss allowance is estimated for all loans not specifically identified as impaired, which, on a portfolio basis, are considered to contain inherent losses. Inherent losses in the Private Banking lending portfolio are determined based on current risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In Investment Banking, loans are segregated by risk, industry or country rating in order to estimate inherent losses. Inherent losses on loans are estimated based on historical loss and recovery experience and recorded in allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.

Provision for credit losses
Net provision for credit losses charged to the statement of operations in 2009 was CHF 506 million, compared to CHF 813 million in 2008. In Private Banking, the net provision for credit losses in 2009 was CHF 180 million, compared to CHF 133 million in 2008. In Investment Banking, the net provision for credit losses in 2009 was CHF 326 million, compared to CHF 679 million in 2008. A portion of the net provision in Investment Banking was offset by gains on CDS recorded in trading income.

Loans held-for-sale
Loans, which we have the intent to sell in the foreseeable future, are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. As there is no liquid market for these loans, they do not meet the criteria for trading assets. Loans held-for-sale are included in other assets. Gains and losses on loans held-for-sale are recorded in other revenues.

Traded loans
Traded loans are carried at >>fair value and meet the criteria for trading assets. These loans are secondary trading loans held with the intention to sell. Unrealized and realized gains and losses on trading positions are recorded in trading revenues.

Derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.

>>Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency and >>credit default swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The replacement values of derivative instruments correspond to their >>fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>Positive replacement values constitute a receivable, while >>negative replacement values constitute a payable. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

Forwards and futures
We enter into forward purchase and sale contracts for mortgage-backed securities, foreign currencies and commitments to buy or sell commercial and residential mortgages. In addition, we enter into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically entered into to meet the needs of customers, for trading and for hedging purposes.

On forward contracts we are exposed to counterparty credit risk. To mitigate this credit risk, we limit transactions by counterparty, regularly review credit limits and adhere to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, our credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

Swaps
Our swap agreements consist primarily of interest rate, credit default swaps, currency and equity swaps. We enter into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed upon notional amounts and maturities. Credit default swaps are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due. Currency swaps are contractual agreements to exchange payments in different currencies based on agreed upon notional amounts and currency pairs. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements.

Options
We write options specifically designed to meet the needs of customers and for trading purposes. These written options do not expose us to the credit risk of the customer because, if exercised, we and not our counterparty are obligated to perform. At the beginning of the contract period, we receive a cash premium. During the contract period, we bear the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, we purchase or sell cash or derivative financial instruments. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

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

The table below illustrates how credit risk on derivatives receivables is reduced by the use of legally enforceable >>netting agreements and collateral agreements. Netting agreements allow us to net balances from derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable and there is intent to settle net with the counterparty. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us.

Derivative instruments by maturity

	2009				2008

end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value

Derivative instruments (CHF billion)

Interest rate products	51.0	204.9	269.5	525.4	56.7	220.7	438.3	715.7

Foreign exchange products	30.2	23.0	12.4	65.6	70.6	36.2	16.1	122.9

Precious metals products	1.2	0.9	0.1	2.2	1.5	0.5	0.1	2.1

Equity/index-related products	10.7	9.4	4.5	24.6	22.5	20.1	6.1	48.7

Credit derivatives	2.1	37.5	28.6	68.2	5.7	119.0	72.4	197.1

Other products	11.3	9.9	1.4	22.6	20.0	16.2	1.4	37.6

OTC derivative instruments	106.5	285.6	316.5	708.6	177.0	412.7	534.4	1,124.1

Exchange-traded derivative instruments				4.5				7.6

Netting agreements [1]				(656.0)				(1,023.1)

Total derivative instruments				57.1				108.6

of which recorded in trading assets				55.1				105.3

of which recorded in other assets				2.0				3.3

1 Taking into account legally enforceable netting agreements.

Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.

Derivative instruments by counterparty credit rating

end of	2009	2008

Derivative instruments (CHF billion)

AAA	5.9	8.7

AA	12.3	32.7

A	13.1	31.3

BBB	9.9	13.9

BB or lower	11.8	14.9

OTC derivative instruments	53.0	101.5

Exchange-traded derivative instruments [1]	4.1	7.1

Total derivative instruments [1]	57.1	108.6

1 Taking into account legally enforceable netting agreements.

Derivative instruments by maturity and by counterparty credit rating for the Bank are not materially different, neither in absolute amounts nor in terms of movements, from the information for the Group presented above.

Derivative instruments are categorized as exposures from trading activities (trading) and those qualifying for hedge accounting (hedging). Trading includes activities relating to market making, positioning and arbitrage. It also includes economic hedges where the Group enters into derivative contracts for its own risk management purposes, but where the contracts do not qualify for hedge accounting under US GAAP. Hedging includes contracts that qualify for hedge accounting under US GAAP, such as fair value hedges, cash flow hedges and net investment hedges.

For further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes, refer to Note 29 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.

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

Operational risk is inherent in most aspects of our activities and is comprised of a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also inherently difficult to measure. We therefore manage operational risk differently from market and credit risk. We believe that effective management of operational risk requires a common firm-wide framework with ownership residing with the management responsible for the relevant business process. Additionally, we have the central BORO team within the CRO function, which focuses on the coordination of consistent policy, tools and practices throughout the firm for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk framework, measurement methodology and capital calculations. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

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

We have employed the same methodology to calculate economic capital for operational risk since 2000, and have approval from FINMA to use a similar methodology for the >>advanced measurement approach (AMA) under the >>Basel II Accord. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating >>haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

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

Balance sheet, off-balance sheet and other contractual obligations
During 2009, we reduced our balance sheet by 12%. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary

	end of			% change

	2009	2008	2007	09 / 08	08 / 07

Assets (CHF million)

Cash and due from banks	51,857	90,035	38,459	(42)	134

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	209,499	269,028	296,709	(22)	(9)

Trading assets	332,238	342,778	532,083	(3)	(36)

Net loans	237,180	235,797	240,534	1	(2)

Brokerage receivables	41,960	57,498	54,883	(27)	5

All other assets	158,693	175,214	198,012	(9)	(12)

Total assets	1,031,427	1,170,350	1,360,680	(12)	(14)

Liabilities and equity (CHF million)

Due to banks	36,214	58,183	90,864	(38)	(36)

Customer deposits	286,694	296,986	335,505	(3)	(11)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,687	243,370	300,381	(21)	(19)

Trading liabilities	133,481	154,465	201,809	(14)	(23)

Long-term debt	159,365	150,714	160,157	6	(6)

Brokerage payables	58,965	93,323	55,808	(37)	67

All other liabilities	116,693	126,088	156,317	(7)	(19)

Total liabilities	983,099	1,123,129	1,300,841	(12)	(14)

Total shareholders' equity	37,517	32,302	43,199	16	(25)

Noncontrolling interests	10,811	14,919	16,640	(28)	(10)

Total liabilities and equity	1,031,427	1,170,350	1,360,680	(12)	(14)

Balance sheet
Total assets were CHF 1,031.4 billion as of the end of 2009, a decrease of 12% from the end of 2008. This was primarily driven by a 22% decrease in central bank funds sold, securities purchased under resale agreements and securities borrowed transactions, a 42% decrease in cash and due from banks, a 27% decline in brokerage receivables and a decrease in all other assets of 9%. The decline in all other assets included a decline of 38% in assets held-for-sale, a decline of 11% in cash collateral on derivative instruments and non-derivative transactions and 92% decline in failed purchases.

Total liabilities were CHF 983.1 billion as of the end of 2009, a decrease of 12% from the end of 2008. This was primarily driven by a 21% decrease in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, a 9% decrease in due to banks and customer deposits, a 37% decrease in brokerage payables, a 14% decrease in trading liabilities and a 7% decrease in all other liabilities. The decline in all other liabilities included a decline of 35% in cash collateral on derivative instruments and non-derivative transactions and 27% decline in interest and fees payable.

For more information, including funding the balance sheet and the leverage ratio, refer to Treasury management – Funding and Treasury management – Capital management.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with SPEs, and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.

Derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.

>>Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used freestanding derivative products include interest rate, cross-currency and >>credit default swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The replacement values of derivative instruments correspond to their >>fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>Positive replacement values constitute a receivable, while >>negative replacement values constitute a payable. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

For further information on derivatives, refer to Risk management – Credit risk and Note 29 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
Guarantees and similar arrangements
In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate us to make payments to a guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include, but are not limited to, customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by us regarding potential obligations of its employees to return amounts previously paid as carried interest; to investors in our securities and other arrangements to provide gross-up payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

In connection with the sale of assets or businesses, we sometimes provide the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax or intellectual property matters, from the acquirer to the seller. We closely monitor all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in our consolidated financial statements.

US GAAP requires disclosure of our maximum potential payment obligations under certain guarantees to the extent that it is possible to estimate them and requires recognition of a liability for the fair value of obligations undertaken for guarantees issued or amended after December 31, 2002.

For disclosure of our estimable maximum payment obligations under certain guarantees and related information, refer to Note 30 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.

Involvement with special purpose entities
In the normal course of business, we enter into transactions with, and make use of, SPEs. SPEs typically qualify either as qualified special purpose entities (QSPEs) or variable interest entities (VIEs). At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification. For information on the adoption on new accounting principles under US GAAP on January 1, 2010 governing when an entity should be consolidated, refer to II – Operating and financial review – Core Results – Accounting changes adopted in first quarter of 2010 and Note 2 – Recently issued accounting standards – Standards to be adopted in future periods in V – Consolidated financial statements – Credit Suisse Group.

The majority of our securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. Entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal under US GAAP as of December 31, 2009.

Securitization transactions are assessed for appropriate treatment of the assets transferred by us. Our investing or financing needs, and those of our clients, determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting.

As a normal part of our business, we engage in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: >>collateralized debt obligations, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. We consolidate all VIEs for which we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation. Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, we may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets and entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in our capacity as the prime broker for entities qualifying as VIEs. We also enter into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Further, we are involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where we act as structurer, manager, distributor, broker, market maker or liquidity provider. The economic risks associated with VIE exposures held by us, together with all relevant >>risk mitigation initiatives, are included in our risk management framework.

For further information and disclosure of our maximum exposure to loss, including with respect to a CP conduit where we act as the administrator and provider of liquidity and credit enhancement facilities, refer to Note 31 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.

We have raised hybrid tier 1 capital through the issuance of trust preferred securities by SPEs that purchase subordinated debt securities issued by us. These SPEs have no assets or operations unrelated to the issuance, administration and repayment of the trust preferred securities and are not consolidated by us.

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Total long-term obligations increased CHF 9.4 billion in 2009 to CHF 165.8 billion, primarily reflecting a increase in long-term debt of CHF 8.7 billion to CHF 159.4 billion. Short-term obligations decreased CHF 90.9 billion in 2009 to CHF 523.0 billion, reflecting declines in all categories, particularly brokerage payables, due to banks and customer deposits and trading liabilities.

For further information on long-term debt and the related interest commitments, refer to Note 23 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group. For further information on commitments, refer to Note 30 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.

Contractual obligations and other commercial commitments

	2009					2008

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total	Total

Long-term obligations (CHF million)

Long-term debt [1]	27,280	47,411	36,156	48,518	159,365	150,714

Capital lease obligations	4	15	18	116	153	148

Operating lease obligations	590	971	760	2,225	4,546	3,815

Purchase obligations	550	544	635	15	1,744	1,693

Total long-term obligations [2]	28,424	48,941	37,569	50,874	165,808	156,370

1 For further information on long-term debt, refer to Treasury management – Debt issuances and Note 23 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group. 2 Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 1,227 million and CHF 1,421 million as of December 31, 2009 and 2008, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. For further information on pension and other post-retirement benefits, refer to Note 28 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.

Short-term obligations

end of	2009	2008

Short-term obligations (CHF million)

Due to banks	36,214	58,183

Customer deposits	286,694	296,986

Trading liabilities	133,481	154,465

Short-term borrowings	7,645	10,964

Brokerage payables	58,965	93,323

Total short-term obligations	522,999	613,921

Corporate governance
Overview
Shareholders
Board of Directors
Executive Board
Compensation
Additional information
Overview
Complying with rules and regulations
The Group’s corporate governance complies with internationally accepted standards. We are committed to safeguarding the interests of our stakeholders and recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of the Group and our management and assists investors in their investment decisions.

We fully adhere to the principles set out in the Swiss Code of Best Practice, including its appendix stipulating recommendations on the process for setting compensation for the Board of Directors (Board) and the Executive Board. During 2009 and in the aftermath of the financial crisis, reforming compensation practices and strengthening the corporate governance of compensation at financial institutions became a top priority for financial services regulators and politicians. In April 2009, the Financial Stability Board (FSB) issued Principles for Sound Compensation Practices at significant financial institutions, which were endorsed by the >>G-20 later in the year. In November 2009, the Swiss Financial Market Supervisory Authority (FINMA) published a set of minimum standards for remuneration schemes of financial institutions, effective January 1, 2010. The Group responded early and responsibly to the calls for reform of compensation practices. During 2009, we conducted a comprehensive review of our compensation design and instruments and introduced changes in order to ensure adequate consideration of risk in compensation decisions and further align the interests of our employees with the long-term success of the Group. The changes primarily affected managing directors and directors and were effective for 2009 variable compensation awards. For further information, refer to – Compensation.

In connection with our primary listing on the SIX Swiss Exchange (SIX), we are subject to the SIX Directive on Information Relating to Corporate Governance. Our shares are also listed on the New York Stock Exchange (NYSE) in the form of >>American Depositary Shares (ADS). As a result, we are subject to certain US rules and regulations. Moreover, we adhere to the NYSE’s Corporate Governance Listing Standards (NYSE standards), with a few exceptions where the rules are not applicable to foreign private issuers.

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

– Risk assessment and risk management: the NYSE standards allocate to the Audit Committee responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken, while at the Group these duties are assumed by the Risk Committee. Whereas our Audit Committee members satisfy the NYSE independence requirements, our Risk Committee may include non-independent members.

– Independence of nominating and corporate governance committee: the NYSE standards require that all members of the nominating and corporate governance committee be independent, while the Group’s Chairman’s and Governance Committee may include non-independent members.

– Reporting: the NYSE standards require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board reports directly to the shareholders and the committees submit their reports to the full Board.

– Appointment of the external auditor: the NYSE standards require the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the external auditor must be approved by our shareholders at the Annual General Meeting (AGM) based on the proposal of the Board, which receives the advice and recommendation of the Audit Committee.

Corporate governance framework
Our corporate governance policies and procedures are defined in a series of documents. The Board has adopted the Corporate Governance Guidelines, which form the basis of a sound corporate governance framework and refer to other documents that regulate certain aspects of corporate governance in greater detail. Other important corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance/en/, include:

– Articles of Association (AoA), which define the purpose of the business, the capital structure, and the basic organizational framework;
– Organizational Guidelines and Regulations (OGR), which define the responsibilities and sphere of authority of the various bodies within the Group, as well as the relevant reporting procedures;
– The Board of Directors Charter, which outlines the organization and responsibilities of the Board;
– The Board committee charters, which define the duties and responsibilities of each committee; and
– The Code of Conduct, which defines ten core values that all employees worldwide are required to follow. The Code of Conduct also implements requirements stipulated under the US Sarbanes-Oxley Act of 2002 (SOX) by including provisions on ethics for our Chief Executive Officer (CEO) and our principal financial and accounting officers and other persons performing similar functions. No waivers to the Code of Conduct have been made since its adoption. Information regarding any future amendments or waivers granted will be published on our website.

Company
Credit Suisse Group AG (Group) and Credit Suisse AG (Bank) are registered as Swiss corporations in the Commercial Register of the Canton of Zurich under the registration numbers CH-020.3.906.075-9 (as of March 3, 1982) and CH-020.3.923.549-1 (as of April 4, 1883), respectively, and have their registered and main offices at Paradeplatz 8, 8070 Zurich, Switzerland. The Group and the Bank were incorporated on March 3, 1982 and July 5, 1856, respectively, with unlimited duration. The authorized representative in the US for the Group and the Bank is Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010. The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth of Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. We have the power to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing. We also have the power to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Our business consists of three operating divisions: Private Banking, Investment Banking and Asset Management. The three divisions are complemented by Shared Services and a regional management structure.

A detailed review of our operating results can be found in II – Operating and financial review. For a list of significant subsidiaries and associated entities, refer to Note 37 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group. The Group is listed on the SIX (Swiss Security Number 1213853, market capitalization of CHF 60,691 million as of December 31, 2009), and with the exception of Neue Aargauer Bank AG, Aarau, Switzerland, 99% of which is held by the Group, no other subsidiaries have shares listed on the SIX or any other stock exchange.

For further information on our structure, refer to I – Information on the company.
The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes a duty of care and a duty of loyalty on directors and members of senior management. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents or financing providers), other than at arm’s length, must be repaid to the corporation if the shareholder or director was not acting in good faith.

Neither Swiss law nor our AoA restrict our power to borrow and raise funds in any way. The decision to borrow funds is passed by or under the direction of our Board, with no shareholders’ resolution required.

Employees
As of December 31, 2009, we had 47,600 employees worldwide, of which 20,900 were in Switzerland and 26,700 were abroad.
The number of employees decreased 200 full-time equivalents compared to the end of 2008. Private Banking and Investment Banking slightly decreased their workforce, while the workforce of Asset Management was stable. The reduction in Private Banking reflected a talent upgrade of our relationship managers, mainly from Europe, the Middle East and Africa (EMEA) and Asia Pacific regions. The reduction in Investment Banking reflected the implementation of our strategic plan.

Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good. For further information, refer to I – Information on the company.

Number of employees
end of	2009	2008	% change

Number of employees (full-time equivalents)

Private Banking	24,300	24,400	0

Investment Banking	19,400	19,600	(1)

Asset Management	3,100	3,100	0

Corporate Center	800	700	14

Number of employees	47,600	47,800	0

of which Switzerland	20,900	21,000	0

of which abroad	26,700	26,800	0

Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for inquiries.
All shareholders registered in our share register automatically receive an invitation to our AGM including an order form to receive the Credit Suisse Annual Report and other reports. Each registered shareholder will automatically receive a quarterly shareholders’ letter providing an overview on our performance in a short and concise format. In addition, we produce detailed quarterly reports on our financial performance, which shareholders can elect to receive.

All of these reports and other information can be found on our website at www.credit-suisse.com/investors.
Articles of Association
For a summary of the material provisions of our AoA and the Swiss Code of Obligations as they relate to our shares, refer to – Shareholders and Additional information – Clauses on changes of control. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the AoA. Copies of our AoA and the AoA of the Bank are available at our main office, Paradeplatz 8, CH 8070 Zurich, Switzerland, or on our website www.credit-suisse.com.

Indemnification
Neither our AoA nor Swiss statutory law contains provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. It is our policy to indemnify current and former directors and/or employees against certain losses and expenses in respect of service as our director or employee, one of our affiliates or another entity that we have approved, subject to specific conditions or exclusions. We maintain directors’ and officers’ insurance for our directors and officers.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2009 was CHF 47,414,807 divided into 1,185,370,182 registered shares, with a nominal value of CHF 0.04 per Credit Suisse Group AG share (Group share). Our shares are listed on the SIX and in the form of ADS on the NYSE. For information on the shareholder rights associated with our shares, refer to – Shareholder rights.

For information on changes to share capital and authorized and conditional capital during the year, refer to Note 9 – Share capital, conditional and authorized capital of Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26b-c and 27). For the previous two years’ information, refer to the Credit Suisse Annual Report 2008.

Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base as of December 31, 2009 was comprised of 10% private investors, 79% institutional investors and 11% other investors. The geographical break down of our institutional investors is as follows: 19% Switzerland, 9% other continental Europe, 16% the UK and Ireland, 38% the US and 18% the rest of the world.

As of December 31, 2009, 143,722 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of the Group. As of December 31, 2009, 57 million, or 4.8%, of the issued shares were in the form of ADS, and 15 million, or 1.3%, of the outstanding shares were registered in the name of US domiciled shareholders (excluding nominees).

The information provided in the following tables reflects the distribution of shares as registered in our share register.
Distribution of Group shares in share register
	2009				2008

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Distribution of Group shares

Swiss	132,304	92	106,500,019	9	135,630	91	106,445,010	9

Foreign	5,790	4	6,835,913	1	6,698	5	10,181,518	1

Private investors	138,094	96	113,335,932	10	142,328	96	116,626,528	10

Swiss	4,637	3	121,043,988	10	5,142	3	169,111,356	14

Foreign	991	1	501,610,878	42	1,151	1	387,219,080	33

Institutional investors	5,628	4	622,654,866	53	6,293	4	556,330,436	47

Shares registered in share register	143,722	100	735,990,798	62	148,621	100	672,956,964	57

of which Switzerland	136,941	95	227,544,007	19	140,772	95	275,556,366	23

of which Europe	5,266	4	332,221,873	28	4,825	3	177,567,581	15

of which US	329	0	106,675,117	9	409	0	179,614,463	15

of which Other	1,186	1	69,549,801	6	2,615	2	40,218,554	3

Shares not registered in share register	–	–	449,379,384	38	–	–	511,678,689	43

Total shares issued	–	–	1,185,370,182	100	–	–	1,184,635,653	100

Distribution of institutional investors in share register by industry
	2009				2008

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Institutional investors by industry

Banks	49	0	2,276,369	0	55	0	51,076,268	4

Insurance companies	98	0	7,770,558	1	132	0	8,865,052	1

Pension funds	1,107	1	38,868,206	3	1,230	1	37,681,790	3

Investment trusts	424	0	73,710,776	6	271	0	57,878,820	5

Other trusts	824	1	3,819,398	0	919	1	4,536,924	0

Governmental institutions	9	0	9,091,148	1	8	0	5,702,487	0

Other	2,897	2	148,663,825	13	3,430	2	38,861,986	3

Direct entries	5,408	4	284,200,280	24	6,045	4	204,603,327	17

Fiduciary holdings	220	0	338,454,586	29	248	0	351,727,109	30

Total institutional investors	5,628	4	622,654,866	53	6,293	4	556,330,436	47

Significant shareholders
Under Swiss Federal Act of Stock Exchanges and Securities Trading (SESTA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to their annual consolidated financial statements the identity of any shareholders who own in excess of 5% of their shares. The following provides a summary of the disclosure notifications pertaining to the holdings of our significant shareholders (in alphabetical order). In line with the SESTA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA valid at the time of the respective disclosure notification. The full text of all notifications can be found on our website at www.credit-suisse.com/governance/en/shareholders_significant.jsp.

Black Rock: As of December 1, 2009, Black Rock Inc. reported holdings of shares of 3.75%.
Capital Group: As of January 1, 2010, Capital Group Companies Inc. reported holdings of shares exceeding the 3% threshold and as of February 2, 2010, its holdings fell below the 3% threshold. As of February 25, 2010, its holdings exceeded the 3% threshold.

Credit Suisse Group AG: On October 26, 2009, we disclosed that our holdings exceeded the 10% threshold and amount to 10.98%, of which 2.17% was in the form of registered shares and 8.81% was in the form of derivatives (share acquisition rights and granted share sale rights) and that our holdings of sales positions amounted to 5.04%. On December 28, 2009, we disclosed that our holdings of sales positions fell below the 5% threshold. As of February 12, 2010, we disclosed that Credit Suisse Group AG’s holdings of sales positions exceeded the 5% threshold, and as of February 17, 2010 our holdings of sales positions fell below the 5% threshold. Shares held by the Group have no voting rights. For information on trading on own shares, refer to IX – Additional information – Other information – Trading in our own shares.

Koor Industries: On April 28, 2009, Koor Industries Ltd. reported that its holdings had fallen below the disclosure threshold of 3%. As of February 9, 2010, Koor Industries Ltd. holdings of shares exceeded the 3% threshold.

Olayan Group: As of September 25, 2009, Crescent Holding GmbH, a company controlled by the Olayan Group, disclosed that its holdings amounted to 6.6%.
Qatar Investment Authority: On October 22, 2008, Qatar Holding LLC disclosed that its holdings of shares and derivatives of Credit Suisse Group AG amounted to 9.9%, of which 8.9% was in the form of registered shares (99.8 million shares) and 1.0% was in the form of derivatives.

Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Shareholder rights
We are fully committed to the principle of equal treatment of all shareholders and encourage shareholders to participate at our AGM. The following is a summary of shareholder rights at the Group. For further information, refer to our AoA, which is available on our website at www.credit-suisse.com/governance/en/articles of association.jsp.

Voting rights and transfer of shares
There is no limitation under Swiss law or the AoA on the right to own Group shares.
In principle, each share represents one vote at the AGM. Shares held by the Group have no voting rights. Shares for which a single shareholder or shareholder group can exercise voting rights may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies.

The restrictions on voting rights do not apply to:
– the exercise of voting rights by the Group proxy or by the independent proxy as designated by the Group or by persons acting as proxies for deposited shares;
– shares in respect of which the shareholder confirms to us that the shareholder has acquired the shares in the shareholder’s name for the shareholder’s own account and in respect of which the disclosure requirements in accordance with the SESTA and the relevant ordinances and regulations have been fulfilled; or

– shares that are registered in the name of a nominee, provided that this nominee: (i) is willing to furnish us on request the name, address and shareholding of the person(s) for whose account the nominee holds 0.5% or more of the total share capital; and (ii) confirms to us that any applicable disclosure requirements under the SESTA have been fulfilled.

In order to execute voting rights, shares need to be registered in the share register directly or in the name of a nominee. In order to be registered in the share register, the purchaser must file a share registration form. The registration of shares in the share register may be requested at any time. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. However, each shareholder, whether registered in the share register or not, receives dividends or other distributions approved at the AGM. The transfer of shares is executed by a corresponding entry in the custody records of a bank or depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to us by the transferor, the bank or the depositary institution.

Annual General Meeting
Under Swiss law, the AGM must be held within six months after the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board and by shareholders, must be published in the Swiss Official Commercial Gazette at least 20 days prior to the meeting.

Shares only qualify for voting at an AGM if entered in the share register with voting rights no later than three days prior to an AGM.
Convocation of shareholder meetings
The AGM is convened by the Board or, if necessary, by the statutory auditors, with 20 days’ prior notice. The Board is further required to convene an extraordinary shareholders’ meeting if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an extraordinary shareholders’ meeting must be submitted in writing to the Board, and, at the same time, Group shares representing at least 10% of the nominal share capital must be deposited for safekeeping. The shares remain in safekeeping until the day after the extraordinary shareholders’ meeting.

Request to place an item on the agenda
Shareholders holding shares with an aggregate nominal value of at least CHF 40,000 have the right to request that a specific item be put on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board no later than 45 days before the meeting and, at the same time, Group shares with an aggregate nominal value of at least CHF 40,000 must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM.

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
– approval of the annual report and the statutory and consolidated accounts; and
– determination of the allocation of the distributable profit.
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
– restriction or suspension of preferential rights (pre-emptive subscription);
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
Pre-emptive subscription rights
Under Swiss law, any share issue, whether for cash or non-cash consideration or no consideration, is subject to the prior approval of the shareholders. Shareholders of a Swiss corporation have certain pre-emptive subscription rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend pre-emptive subscription rights in certain limited circumstances.

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

Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 14 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the AoA for a staggered board. One year of office is understood to be the period of time from one ordinary AGM to the close of the next ordinary AGM. While the AoA do not provide for any age or term limitations, our OGR specify that the members of the Board shall generally retire at the ordinary AGM in the year in which they reach the age of 70 or after having served on the Board for 15 years. The Board may in exceptional circumstances propose to the shareholders to elect a particular Board member for a further term of a maximum of three years despite the respective Board member having reached the age or term limitation. In December 2009, the Group announced that Hans-Ulrich Doerig, who will reach the age of 70 during 2010, will remain Chairman of the Board (Chairman) until the AGM in April 2011 when he will be succeeded by Vice-Chairman Urs Rohner. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of service.

The Board has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed for a term of one year.

The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on criteria established by the committee. The committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Board also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group. The background, skills and experience of our Board members are diverse and broad and include holding top management positions at financial services and industrial companies in Switzerland and abroad and having held leading positions in government and international organizations.

Any newly appointed director participates in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. From time to time, the Board and the committees of the Board may ask a specialist within the Group to speak about a specific topic to improve the Board members’ understanding of issues that already are or may become of particular importance to our business.

Meetings
In 2009, the Board held six full-day meetings in person and five additional meetings. From time to time, the Board may also take certain urgent decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.

All members of the Board are expected to spend the necessary time outside these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the meetings to ensure effective interaction with the Board. The Board also holds separate private sessions, without management present. Minutes are kept of the proceedings and resolutions of the Board.

Meeting attendance
The members of the Board are expected to attend all meetings of the Board and the committees on which they serve. The Chairman may approve exceptions. The Chairman and the full-time Vice-Chairman attend selected committee meetings as guests.

Board meetings: Eleven meetings were held during 2009. Ten members of the Board attended all meetings, three members of the Board missed one meeting and one member missed two meetings.
Chairman’s and Governance Committee meetings: Eight meetings were held during 2009. Three members of the Chairman’s and Governance Committee attended all meetings and three members missed one meeting.
Audit Committee meetings: Nine meetings were held during 2009. Four members of the Audit Committee attended all meetings and one member missed one meeting.
Compensation Committee meetings: Ten meetings were held during 2009. Two members of the Compensation Committee attended all meetings and one member missed two meetings.
Risk Committee meetings: Six meetings were held during 2009. Two members of the Risk Committee attended all meetings and three members missed one meeting.
Independence
The Board consists solely of directors who have no executive functions within the Group. As of December 31, 2009, all members of the Board were independent, with the exception of Urs Rohner, Vice-Chairman, who was deemed not independent due to his former role as Chief Operating Officer (COO) and General Counsel of the Group until the 2009 AGM in April 2009. In its independence determination, the Board takes into account the factors set forth in the OGR, the committee charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.

The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. In general, a director is considered independent if the director (i) is not, and has not been for the prior three years, employed as an executive officer of the Group or any of its subsidiaries, (ii) is not and has not been for the prior three years an employee or affiliate of our external auditor and (iii) does not maintain a material direct or indirect business relationship with the Group or any of its subsidiaries. Moreover, a Board member is not considered independent if the Board member is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. Our definition of independence is in line with the NYSE definition. In addition to measuring Board members against the independence criteria, the Chairman’s and Governance Committee also considers whether other commitments of an individual Board member prevent the person from devoting enough time to his or her Group Board mandate.

Whether or not a relationship between the Group and a member of the Board is considered material depends in particular on the following factors:
– the volume and size of any transactions concluded in relation to the financial status and credit standing of the Board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer;

– the terms and conditions applied to such transactions in comparison to those applied to transactions with counterparties of a similar credit standing;
– whether the transactions are subject to the same internal approval processes and procedures as transactions that are concluded with other counterparties;
– whether the transactions are performed in the ordinary course of business; and
– whether the transactions are structured in such a way and on such terms and conditions that the transaction could be concluded with a third party on comparable terms and conditions.
We are a global financial services provider. Many of the members of the Board or companies associated with them maintain banking relations with us. All relationships with members of the Board or such companies are in the ordinary course of business, and are entered into on an arm’s length basis. For further information on relationships with members of the Board, refer to Note 27 – Related parties in V – Consolidated financial statements – Credit Suisse Group.

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

The Chairman takes an active role in representing the Group to the general public, regulators, investors, industry associations and other stakeholders.
Board responsibilities
In accordance with the OGR, the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular article 716a and 716b of the Swiss Code of Obligations, and the AoA.

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses our competitive position and approves our strategic and financial plans. At each ordinary meeting, the Board receives a status report on our financial results, risk and capital situation. In addition, the Board receives, on a monthly basis, management information packages, which provide detailed information on our performance and financial status, as well as quarterly risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues and significant events, as deemed appropriate or requested. In order to appropriately discharge its responsibilities, the members of the Board have access to all information concerning the Group.

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
Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman, the Vice-Chairmen and the chairmen of the committees of the Board and other members appointed by the Board. It may include non-independent members. The members are:

– Hans-Ulrich Doerig (Chairman)
– Peter Brabeck-Letmathe
– Urs Rohner
– Aziz R.D. Syriani
– Richard E. Thornburgh
– Peter F. Weibel
The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It generally meets eight to ten times per year. The meetings are usually attended by the CEO. It is at the Chairman’s discretion to ask other members of management or specialists to attend a meeting.

The Chairman’s and Governance Committee acts as an advisor to the Chairman and supports him in the preparation of the Board meetings. In addition, the Chairman’s and Governance Committee is responsible for the development and review of corporate governance guidelines, which are then recommended to the Board for approval. At least once annually, the Chairman’s and Governance Committee evaluates the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the Group’s internal criteria, subject to applicable laws and regulations.

In addition, the Chairman’s and Governance Committee guides the Board’s annual performance assessment of the Chairman, the CEO and the members of the Executive Board. The Chairman does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Executive Board. The Chairman’s and Governance Committee also reviews succession plans for senior executive positions in the Group with the Chairman and the CEO.

Audit Committee
The Audit Committee consists of not fewer than three members, all of whom must be independent. The current members are:
– Peter F. Weibel (Chairman)
– Jean Lanier
– David W. Syz
– Ernst Tanner
– John Tiner
The Audit Committee has its own charter, which has been approved by the Board. The members of the Audit Committee are subject to additional independence requirements. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees. The Audit Committee charter stipulates that all Audit Committee members must be financially literate. In addition, they may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee.

In addition, the US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of SOX. The Board has determined that Peter F. Weibel is an audit committee financial expert.

Pursuant to its charter, the Audit Committee holds meetings at least once each quarter, prior to the publication of our consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and conference calls throughout the year. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. At most Audit Committee meetings, a private session with Internal Audit and the external auditors is scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. The Head of Internal Audit reports directly to the Chairman of the Audit Committee.

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
The Audit Committee is regularly informed about significant projects aimed at further improving processes and receives regular updates on major litigation matters as well as significant regulatory and compliance matters. The Audit Committee also oversees the work of our external auditor and pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy that is designed to help ensure that the independence of the external auditor is maintained at all times. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including a whistleblower hotline to provide the option to report complaints on a confidential, anonymous basis. The Audit Committee performs a self-assessment once a year where it critically reviews its own performance and determines objectives, including any special focus objectives, and a work plan for the coming year.

Compensation Committee
The Compensation Committee consists of not fewer than three members, all of whom must be independent. The current members are:
– Aziz R.D. Syriani (Chairman)
– Peter Brabeck-Letmathe
– Walter B. Kielholz
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall variable compensation pools and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing newly established compensation plans or amendments to existing plans and recommending them to the Board for approval. The Chairman of the Compensation Committee decides on the attendance of management or others at the committee meetings.

The Compensation Committee is assisted in its work by external legal counsel and an independent global compensation consulting firm, Johnson Associates, Inc. Johnson Associates does not provide any other services to the Group other than assisting the Compensation Committee. For information on our compensation approach, principles and objectives, refer to – Compensation – Compensation governance. The Compensation Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Risk Committee
The Risk Committee consists of not fewer than three members. It may include non-independent members. The current members are:
– Richard E. Thornburgh (Chairman)
– Noreen Doyle
– Andreas N. Koopmann
– Urs Rohner
– Anton van Rossum

The Risk Committee has its own charter, which has been approved by the Board, and holds at least four meetings a year. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The Chairman of the Risk Committee invites members of management or others to attend the committee meetings, as appropriate.

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

Members of the Board and the Committees
Hans-Ulrich Doerig, Chairman 1)
Urs Rohner, Vice-Chairman 1) 2)
Peter Brabeck-Letmathe, Vice-Chairman 1) 3)
Noreen Doyle 2)
Walter B. Kielholz 3)
Andreas N. Koopmann 2)
Jean Lanier 4)
Aziz R.D. Syriani 1) 3)
David W. Syz 4)
Ernst Tanner 4)
Richard E. Thornburgh 1) 2)
John Tiner 4)
Anton van Rossum 2)
Peter F. Weibel 1) 4)

1) Member of the Chairman’s and Governance Committee, chaired by Hans-Ulrich Doerig
2) Member of the Risk Committee, chaired by Richard E. Thornburgh
3) Member of the Compensation Committee, chaired by Aziz R. D. Syriani
4) Member of the Audit Committee, chaired by Peter F. Weibel
The composition of the Boards of the Group and the Bank is identical.
As of the AGM on April 24, 2009, Thomas W. Bechtler stepped down as member of the Board. Andreas Koopmann, former CEO of Bobst Group S.A., Urs Rohner, former COO and General Counsel of Credit Suisse Group, and John Tiner, CEO of the UK firm Resolution Group and former CEO of the UK Financial Services Authority (FSA), were elected as new members of the Board. On August 10, 2009, we announced that Robert H. Benmosche stepped down as a member of the Board with immediate effect, as a result of his appointment as President and CEO of American International Group (AIG). The Board proposes the following members be re-elected to the Board: Noreen Doyle, Aziz D. Syriani, David Syz and Peter F. Weibel and proposes the following additions to the Board: Jassim Bin Hamad J.J. Al Thani, Chairman of the Board of Directors of Qatar Islamic Bank, and Robert H. Benmosche, subject to their election by the shareholders. Changes in AIG’s business have made it possible for Mr. Benmosche to rejoin the Board. Ernst Tanner has decided to step down from the Board as of the date of the AGM.

Peter Brabeck-Letmathe

John Tiner

David W. Syz and Peter F. Weibel

Anton van Rossum

Walter B. Kielholz

Ernst Tanner

Anton van Rossum, Urs Rohner and Hans-Ulrich Doerig

Richard E. Thornburgh

Noreen Doyle

Andreas N. Koopmann

Aziz R. D. Syriani

Jean Lanier

Hans-Ulrich Doerig
Born 1940, Swiss Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Hans-Ulrich Doerig is the full-time Chairman of the Board and the Chairman’s and Governance Committee. Prior to that, he served as full-time Vice-Chairman of the Board and Chairman of the Risk Committee since 2003. He served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and as CRO from 1998 until 2002. The Board has determined him to be independent under the Group’s independence standards. Hans-Ulrich Doerig will remain Chairman until the AGM in April 2011 when he will be succeeded by the current Vice-Chairman, Urs Rohner.

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

Mr. Doerig is a member of the Board of Directors of Bühler AG, Uzwil since 2004 and the University of Zurich since 1998. Furthermore, he is a member of the supervisory bodies of several foundations and academic, arts, charitable and professional organizations, as well as the author of a number of publications on finance, education and management.

Urs Rohner
Born 1959, Swiss Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Urs Rohner is the full-time Vice-Chairman of the Board since the AGM in 2009 and a member of the Chairman’s and Governance Committee and Risk Committee. He was a member of the Executive Boards of Credit Suisse Group and Credit Suisse from 2004 to 2009 and served as General Counsel of Credit Suisse Group from 2004 to 2009 and COO and General Counsel of Credit Suisse from 2006 to 2009. His term as a member of the Board expires at the AGM in 2012. Due to his former executive function at Credit Suisse, the Board has determined that he is not independent under the Group’s independence standards. Urs Rohner will succeed Hans-Ulrich Doerig in the position of Chairman at the AGM in April 2011.

Mr. Rohner studied law at the University of Zurich and graduated in 1983. He was admitted to the bar of the canton of Zurich in 1986 and to the bar of the state of New York in 1990. From 1983 to 1988, he was an attorney with the law firm Lenz & Stähelin in Zurich and, between 1988 and 1989, with Sullivan & Cromwell LLP in New York. From 1990 to 1999, he was a partner at Lenz & Stähelin. Between 2000 and 2004, Mr. Rohner served as Chairman of the Executive Board and CEO of ProSiebenSat.1 Media AG.

Mr. Rohner is a member of the Board of Directors of the Institute of International Finance and of the Institute International d’Etudes Bancaires. He is also a member of the Executive Board of the Zurich Chamber of Commerce and a member of the Board of Directors of the Zurich Opera House.

Peter Brabeck-Letmathe
Born 1944, Austrian Citizen
Nestlé SA
Avenue Nestlé 55, 1800 Vevey, Switzerland
Peter Brabeck-Letmathe is Vice-Chairman of the Board since 2008, a function he held from 2000 to 2005. He has been a member of the Board since 1997. He serves on the Compensation Committee and the Chairman’s and Governance Committee since 2008. He has been a member of both committees at previous times. He served from 2000 to 2005 on the Compensation Committee and from 2003 to 2005 on the Chairman’s and Governance Committee. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Brabeck-Letmathe studied economics at the University of World Trade in Vienna. After graduating in 1968, he joined Nestlé’s sales operations in Austria. His career at Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Mr. Brabeck-Letmathe is the Chairman of the Board of Directors of Nestlé since 2005. From 1997 to 2008, he was also the CEO of Nestlé.

Mr. Brabeck-Letmathe is a member of the Boards of Directors of L’Oréal SA, Paris since 1997 and Roche Holding SA, Basel since 2000. He is also a member of the Foundation Board of the World Economic Forum and a member of the European Round Table of Industrialists.

Noreen Doyle
Born 1949, US and Irish Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Noreen Doyle has been a member of the Board since 2004 and the Risk Committee since 2009. During 2007 and 2008, she served on the Audit Committee. From 2004 to 2007, she served on the Risk Committee. Her term as a member of the Board expires at the AGM in 2010. The Board has determined her to be independent under the Group’s independence standards.

Ms. Doyle was the First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005. She joined the EBRD in 1992 as head of syndications, was appointed Chief Compliance Officer in 1994 and became Deputy Vice President, Risk Management, in 1997. Prior to joining the EBRD, Ms. Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London.

Ms. Doyle received a BA in mathematics from The College of Mount Saint Vincent, New York, in 1971 and a MBA from Dartmouth College, New Hampshire, in 1974.
She currently serves on the boards of directors of the Newmont Mining Corporation, QinetiQ Group plc., a UK-based defense technology and security company, and Rexam plc., a global consumer packaging company, all since 2005. Moreover, she is a member of the Advisory Board of the Macquarie European Infrastructure Fund 2.

Walter B. Kielholz
Born 1951, Swiss Citizen
Swiss Reinsurance Company AG
Mythenquai 50/60, 8022 Zurich, Switzerland
Walter B. Kielholz has been a member of the Board since 1999 and a member of the Compensation Committee since 2009. He served as Chairman of the Board and the Chairman’s and Governance Committee from 2003 to 2008 and as Chairman of the Audit Committee from 1999 to 2002. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

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

Mr. Kielholz joined Swiss Re, Zurich, in 1989. He became a member of Swiss Re’s Executive Board in 1993 and was Swiss Re’s CEO from 1997 to 2002. A board member since 1998, he became Executive Vice-Chairman of the Board of Directors of Swiss Re in 2003 and Vice-Chairman in 2007 and since May 2009, he serves as the Chairman.

Mr. Kielholz is a Board of Directors member of the Geneva Association, the European Financial Roundtable and the Institute of International Finance. From 1998 to 2005 and again since 2009, Mr. Kielholz is a member of the International Business Leader Advisory Council and a member of the International Advisory Panel, advising the Monetary Authority of Singapore’s financial section on reforms and strategies. In addition, Mr. Kielholz is a member and former Chairman of the Supervisory Board of Avenir Suisse. Mr. Kielholz is a member of the Zurich Friends of the Arts, the Lucerne Festival Foundation Board and Chairman of the Zürcher Kunstgesellschaft (Zurich Art Society), which runs Zurich’s Kunsthaus museum.

Andreas N. Koopmann
Born 1951, Swiss Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Andreas N. Koopmann has been a member of the Board and a member of the Risk Committee since the AGM in 2009. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

From 1982 to 2009, Mr. Koopmann held various leading positions at Bobst Group S.A., Lausanne, one of the world’s leading suppliers of equipment and services to packaging manufacturers. He was a member of its Board of Directors from 1998 to 2002 and Group CEO, from 1995 to May 2009.

Mr. Koopmann holds a Master’s Degree in Mechanical Engineering from the Swiss Federal Institute of Technology (Zurich) and an MBA from IMD in Lausanne, Switzerland.
As of February 2010, Mr. Koopmann was elected Chairman of the Board of Alstrom (Suisse) SA. Since 2003, Mr. Koopmann is a member of the Board of Directors of Nestlé, its 1st Vice-Chairman and a member of the Chairman’s and Corporate Governance Committee. Mr. Koopmann is also a member of the Board of Directors of the CSD Group, an engineering consultancy enterprise in Switzerland and serves as the Vice-Chairman of Swissmem, the association of Swiss Mechanical and Electrical Engineering Industries. From 1995 to 1999, he served as member of the Board of Directors of SKA (the former Credit Suisse) and Credit Suisse First Boston. He was a member of Credit Suisse’s Advisory Board from 1999 to 2007.

Jean Lanier
Born 1946, French Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Jean Lanier has been a member of the Board and the Audit Committee since 2005. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Lanier is the former Chairman of the Managing Board and Group CEO of Euler Hermes, Paris. He also chaired the boards of the principal subsidiaries of the group. He held these functions from 1998 until 2004. Prior to that, he was the COO and Managing Director of SFAC, which later became Euler Hermes SFAC from 1990 to 1997 and of the Euler Group from 1996 to 1998.

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
Mr. Lanier is a member of the Boards of Directors of France Essor since 1991 and of Paris Re Holdings Ltd since 2006. He is a Chevalier de la Légion d’Honneur in France and Chairman of the Foundation “Les Amis de l’Arche.”

Aziz R.D. Syriani
Born 1942, Canadian Citizen
The Olayan Group
111 Poseidonos Avenue, P.O. Box 70228
Glyfada, Athens 16610, Greece
Aziz R.D. Syriani has been a member of the Board since 1998 and Chairman of the Compensation Committee since 2004. He has been a member of the Chairman’s and Governance Committee since 2003 and served on the Audit Committee from 2003 to 2007. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards.

Mr. Syriani holds a law degree from the University of St. Joseph in Beirut (1965) and a Master of Laws degree from Harvard University, Massachusetts (1972). He has been with the Olayan Group since 1978 and currently serves as the President since 1978 and the CEO since 2002. The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment and a significant shareholder of the Group.

Mr. Syriani serves on the Board of Directors of Occidental Petroleum Corporation, Los Angeles since 1983, where he is currently the Lead Independent Director and Chairman of the Audit Committee, as well as a member of the Executive and the Corporate Governance Committees.

David W. Syz
Born 1944, Swiss Citizen
ecodocs AG
Dufourstrasse 21, 8702 Zollikon, Switzerland
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
Mr. Syz is the Chairman of the board of directors of Huber & Suhner AG, Pfäffikon since 2005, Vice-Chairman from 2004 to 2005, and the Chairman of the Board of Directors of ecodocs AG, Zollikon since 2004. Moreover, he is the Chairman of the Supervisory Board of the Climate Cent Foundation since 2005, an organization mandated with the implementation of the carbon dioxide reduction program according to the Kyoto Protocol.

Ernst Tanner
Born 1946, Swiss Citizen
Chocoladenfabriken Lindt & Sprüngli AG
Seestrasse 204, 8802 Kilchberg, Switzerland
Ernst Tanner has been a member of the Board since 2002 and member of the Audit Committee since 2009. From 2003 to 2009, he served on the Risk Committee. The Board has determined him to be independent under the Group’s independence standards.

Mr. Tanner is the Chairman of the Board since 1994 and the CEO since 1993 of Lindt & Sprüngli AG, Kilchberg, a Swiss chocolate producer listed on the SIX. Before joining Lindt & Sprüngli, Mr. Tanner worked at Johnson & Johnson, which he joined in 1969, most recently as Company Group Chairman of Johnson & Johnson Europe.

Mr. Tanner serves on the Board of Directors of The Swatch Group, Biel since 1995. He is also a member of the Board of Directors of the Zurich Chamber of Commerce and delegate of the Society for the Promotion of Swiss Economy.

Richard E. Thornburgh
Born 1952, US Citizen
Corsair Capital LLC
717 Fifth Avenue, New York, NY 10022, US
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006 and the Chairman of the Risk Committee and a member of the Chairman’s and Governance Committee since 2009. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

Mr. Thornburgh is Vice-Chairman of Corsair Capital, a private equity investment company since 2006.
He received a BBA from the University of Cincinnati, Ohio, in 1974, and an MBA from the Harvard Business School, Massachusetts, in 1976, and then began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of Credit Suisse First Boston. In 1997, he was appointed member of the Group Executive Board, where he served until 2005. From 1997 to 1999, Mr. Thornburgh was the CFO of Credit Suisse Group and, from 1999 to 2002, he was Vice-Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of CFO of Credit Suisse First Boston from May 2000 through 2002. From 2003 to 2004, he was the CRO of Credit Suisse Group. In 2004, he was appointed Executive Vice-Chairman of Credit Suisse First Boston.

Mr. Thornburgh also serves on the Boards of Directors of New Star Financial Inc., Boston since 2006, and CapStar Bank, Nashville, since 2008. Furthermore, he serves on the Executive Committee of the University of Cincinnati Foundation and the Investment Committee of the University of Cincinnati.

John Tiner
Born 1957, British Citizen
Resolutions Operations LLP
23 Savile Row, London W1S 2ET, UK
John Tiner has been a member of the Board and a member of the Audit Committee since the AGM in 2009. His term as member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

Mr. Tiner is the CEO of Resolution Operations LLP, a privately owned advisory firm which provides services to Resolution Ltd., a company listed on the London Stock Exchange that acquires and restructures businesses in the life insurance, asset management, general insurance, banking and diversified general financial sectors to realize value for its shareholders. He has held this position since September 2008.

John Tiner was previously CEO of the FSA, a position he held from 2003 to 2007. He initially joined the FSA in 2001 as Managing Director of the Consumer Insurance and Investment Directorate. While at the FSA, he was also a member of the Managing Board of the Committee of European Insurance and Occupational Pensions Regulators and Chairman of the Committee of European Securities Regulators – Standing Committee on Accounting and Auditing. Before joining the FSA, Mr. Tiner was a Managing Partner at Arthur Anderson and was responsible for its worldwide financial services practice.

Mr. Tiner is a member of the Board of Directors of Lucida Plc, a UK-based insurance company and a member of the Advisory Board of Corsair Capital, a private equity investment company. He is also a member of the Advisory Board of the Centre for Corporate Reputation and Visiting Fellow of Oxford University and Director of the Financial Services Skills Council, an independent organization in the UK focused on education and training for the financial services industry.

In recognition of his contribution to the financial services industry, he was made Commander of the British Empire in 2008 and he was made an Honorary Doctor of Letters at his former college, Kingston University, in 2010.

Anton van Rossum
Born 1945, Dutch Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
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
Mr. van Rossum is a member of the Board of Directors of Solvay S.A., Brussels, an international chemical and pharmaceuticals group since 2006; Rodamco Europe, Rotterdam, a commercial real estate group since 2007; and Vopak NV, Rotterdam since 2007 and Chairman since 2008. He is also the Chairman of the Supervisory Board of the Erasmus University, Rotterdam, a member of the Board of Trustees of the Conference Board, the Chairman of the Netherlands Economic Institute, the International President of the European League for Economic Cooperation and sits on the boards of several cultural, philanthropic and educational institutions.

Peter F. Weibel
Born 1942, Swiss Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Peter F. Weibel has been a member of the Board and the Chairman’s and Governance Committee and the Chairman of the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2010. The Board has determined him to be independent under the Group’s independence standards and a financial expert within the meaning of SOX.

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

Mr. Weibel is the chairman of the Executive MBA Program of the University of Zurich, a member of the Board of Directors of the Greater Zurich Area AG, serves on the Swiss Advisory Council and the Executive Committee of the American Swiss Foundation and is a member of the Senior Advisory Council of the Swiss-American Chamber of Commerce. He also serves on the Board of Directors of the Careum Foundation and chairs the Pestalozzi Foundation and the Zurich Art Festival.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut
Born 1932, Swiss Citizen Credit Suisse Group AG Paradeplatz 8, 8070 Zurich, Switzerland
Rainer E. Gut was appointed the Honorary Chairman of Credit Suisse Group in 2000, after he retired as Chairman, a position he held since 1986. Mr. Gut was a member of the Board of Directors of Nestlé SA, Vevey, from 1981 to 2005, whereof Vice-Chairman from 1991 to 2000 and Chairman from 2000 to 2005.

As Honorary Chairman, Mr. Gut does not have any function in the governance of the Group and does not attend the meetings of the Board.
Secretaries of the Board
Pierre Schreiber
Joan E. Belzer
Executive Board
Members of the Executive Board
The Executive Board is responsible for the day-to-day operational management of the Group. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board. It further reviews and coordinates significant initiatives, projects and business developments in the divisions and regions or in the Shared Services functions and establishes Group-wide policies.

The composition of the Executive Board of the Group and the Bank is identical.

Brady W. Dougan, CEO
Walter Berchtold, CEO Private Banking
Paul Calello, CEO Investment Banking
Romeo Cerutti, General Counsel 1)
Renato Fassbind, CFO
Tobias Guldimann, CRO
Karl Landert, CIO 2)
Hans-Ulrich Meister, CEO Credit Suisse Switzerland
Kai S. Nargolwala, CEO Credit Suisse Asia Pacific
Robert S. Shafir, CEO Asset Management and CEO
Credit Suisse Americas
Pamela Thomas-Graham, Chief Talent, Branding and
Communications Officer 3)
Eric M. Varvel, CEO Credit Suisse EMEA

1) appointed Group General Counsel and member of the Executive Board as of April 24, 2009
2) appointed member of the Executive Board as of June 25, 2009
3) appointed member of the Executive Board as of January 10, 2010

On June 26, 2009, we announced that D. Wilson Erwin, CRO, stepped down from the Executive Board.

Kai S. Nargolwala

Hans-Ulrich Meister

Pamela Thomas-Graham

Tobias Guldimann

Brady W. Dougan and Renato Fassbind

Karl Landert

Romeo Cerutti

Robert Shafir

Walter Berchtold

Brady W. Dougan

Paul Calello and Eric M. Varvel

Brady W. Dougan
Born 1959, US Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Brady W. Dougan is the CEO since 2007. Prior to that, he was the CEO Investment Banking and the CEO of Credit Suisse Americas. He has served on the Executive Board since 2003.
Mr. Dougan received a BA in economics in 1981 and an MBA in finance in 1982 from the University of Chicago, Illinois. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities division for five years before he was appointed the Global Head of the Securities division in 2001. From 2002 to July 2004, he was the Co-President, Institutional Services at Credit Suisse First Boston, and from 2004 until the merger with Credit Suisse in May 2005, he was the CEO of Credit Suisse First Boston. From May 2005 to year-end 2005, he was the CEO of the Credit Suisse First Boston division at the Bank.

Mr. Dougan does not hold any significant board memberships.
Walter Berchtold
Born 1962, Swiss Citizen
Credit Suisse AG
Paradeplatz 8, 8070 Zurich, Switzerland
Walter Berchtold is the CEO of Private Banking at Credit Suisse since 2006 and a member of the Executive Board since 2003.
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

In 1991, Mr. Berchtold joined Credit Suisse in Zurich as the Head of Arbitrage in the Securities Trading department. In the following year, he became the Head of the Equity Derivatives Trading department. In 1993, he managed the Equity Trading unit and, in 1994, he took on overall responsibility for Credit Suisse’s Securities Trading & Sales activities globally.

From 1997 to 2003, Mr. Berchtold was the Head of Trading and Sales of Credit Suisse First Boston, Switzerland and thereafter became the Country Manager of Credit Suisse First Boston, where he was responsible for the entire Swiss business of Credit Suisse First Boston. From 2003 to July 2004, he was the Head of Trading and Sales at Credit Suisse Financial Services and, in April 2004, he was appointed CEO of Banking at Credit Suisse Financial Services. In July 2004, he was the CEO of the former Credit Suisse, a position he held until the merger with Credit Suisse First Boston in May 2005. Between May 2005 and year-end 2005, he was the CEO of the Credit Suisse division at the Bank.

Mr. Berchtold is a member of the Board of the Swiss Bankers Association and several philanthropic and cultural foundations.
Paul Calello
Born 1961, US Citizen
Credit Suisse AG
11 Madison Avenue, New York, NY 10010, US
Paul Calello is the CEO of Investment Banking at Credit Suisse since 2007. Prior to that, he was CEO of Credit Suisse Asia Pacific. He has been a member of the Executive Board since 2004.
Mr. Calello joined Credit Suisse Financial Products in 1990, the former financial derivatives subsidiary of Credit Suisse First Boston. Mr. Calello held several management positions at Credit Suisse First Boston in Tokyo, London and New York prior to his appointment as Chairman and CEO of the Asia Pacific region of Credit Suisse First Boston in Hong Kong.

Before joining Credit Suisse First Boston, Mr. Calello worked for Bankers Trust in the Global Markets Group in New York and Tokyo from 1987 to 1990 and for the Federal Reserve System in the Monetary and Economic Policy Group in Boston and Washington from 1983 to 1985.

Mr. Calello obtained a BA from Villanova University, Pennsylvania, in 1983, and an MBA from Columbia University, New York, in 1987. Mr. Calello is a member of the Council on Foreign Relations and the Foreign Policy Association and serves on the International Board of Advisors to the President of the Philippines. He also serves on the Columbia Business School Board of Overseers and the Board of the New York Philharmonic.

Romeo Cerutti
Born 1962, Swiss and Italian Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Romeo Cerutti is the Group General Counsel and a member of the Executive Board since April 24, 2009. Prior to that, he was General Counsel of the Private Banking division from 2006 to 2009 and the global Co-Head of Compliance of Credit Suisse from 2008 to 2009.

Before joining Credit Suisse, Mr. Cerutti was a partner of the Group Holding of Lombard Odier Darier Hentsch & Cie from 2004 to 2006, and head of Corporate Finance at Lombard Odier Darier Hentsch & Cie from 1999 to 2006.

Prior to that position, he was in private practice as an attorney-at-law with Homburger Rechtsanwälte in Zurich from 1995 to 1999 and with Latham and Watkins in Los Angeles from 1993 to 1995.
Romeo Cerutti studied law at the University of Fribourg and obtained his doctorate in 1990. He was admitted to the bar of the canton of Zurich in 1989 and the bar of the state of California in 1992. Mr. Cerutti also holds a Master of Laws from the University of California, School of Law, Los Angeles.

Mr. Cerutti does not hold any significant Board memberships.
Renato Fassbind
Born 1955, Swiss Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Renato Fassbind is the CFO of Credit Suisse and has served on the Executive Board since 2004.
Mr. Fassbind graduated from the University of Zurich in 1979 with an Economics degree and received a doctorate from the same university in 1982. In addition, Mr. Fassbind has been a certified public accountant since 1986.

After two years with Kunz Consulting AG, Zurich, Mr. Fassbind joined F. Hoffmann-La Roche AG, Basel, where he worked in the Internal Audit Department from 1984 to 1990, and was appointed Head of Internal Audit in 1988. From 1986 to 1987, he was with Peat Marwick in New Jersey, working as a public accountant. In 1990, he joined ABB AG, Zurich, where he was the Head of Internal Audit from 1990 to 1996 and the CFO and a member of the Group Executive Board from 1997 to 2002. In 2002, he moved on to the Diethelm Keller Group, Zurich, where he was the CEO, before joining Credit Suisse Group in June 2004.

Mr. Fassbind is a member of the Swiss Association of Public Trustees. He does not hold any significant Board memberships.
Tobias Guldimann
Born 1961, Swiss Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Tobias Guldimann is the CRO of Credit Suisse since June, 2009. He has been a member of the Executive Board in the role of Group CRO since 2004.
Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1989. He joined Credit Suisse’s Internal Audit Department in 1986 before transferring to the Investment Banking area in 1990. He later became the Head of Derivatives Sales in 1992, the Head of Treasury Sales in 1993 and the Head of Global Treasury Coordination at Credit Suisse in 1994. In 1997, he was made responsible for the management support of the CEO of Credit Suisse First Boston before becoming the Deputy CRO of Credit Suisse Group, a function he held from 1998 to July 2004. From 2002 to 2004, he also served as the Head of Strategic Risk Management at Credit Suisse.

Mr. Guldimann is a member of the Foundation Board of the International Financial Risk Institute and Chairman since February 2010.
Karl Landert
Born 1959, Swiss Citizen
Credit Suisse Group AG
Paradeplatz 8, 8070 Zurich, Switzerland
Karl Landert is CIO of Credit Suisse since 2008 and was appointed member of the Executive Board in June 2009. Previously, he was the CIO of the Private Banking division and CIO Europe. He joined Credit Suisse in 2001 as Head Application Development and he was appointed Head of IT in 2004.

Before joining Credit Suisse, Mr. Landert served from 1998 to 2001 as the CIO and Head of Global IT Management of Novartis Pharma AG (Switzerland). Between 1985 and 1998, he held various management positions in sales and systems engineering at IBM Switzerland.

Karl Landert studied at the Swiss Federal Institute of Technology in Zurich and received his degree in Physics in 1984.
Mr. Landert is a member of the Board of the Swiss IT Leadership Forum.
Hans-Ulrich Meister
Born 1959, Swiss Citizen
Credit Suisse AG
Paradeplatz 8, 8070 Zurich, Switzerland
Hans-Ulrich Meister is the CEO of Credit Suisse Switzerland, the Head of Private and Business Banking Switzerland and a member of the Executive Board since September 2008.
Mr. Meister graduated from the University of Applied Sciences in Zurich, in 1987, majoring in Economics and Business Administration. In addition, he attended Advanced Management Programs at the Wharton School, University of Pennsylvania in 2000 and the Harvard Business School in 2002.

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

Mr. Meister is a member of the Foundation Board of the Swiss Finance Institute since 2008.
Kai S. Nargolwala
Born 1950, British Citizen
Credit Suisse AG
Two Exchange Square, 8 Connought Place,
Hong Kong, People’s Republic of China
Kai S. Nargolwala is the CEO of Credit Suisse Asia Pacific and a member of the Executive Board since January 2008.
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

Mr. Nargolwala is a member of the Board of Directors of Singapore Telecommunications Ltd since 2006 and a Fellow of the Institute of Chartered Accountants in England and Wales.
Robert S. Shafir
Born 1958, US Citizen
Credit Suisse AG
11 Madison Avenue, New York, NY 10010, US
Robert Shafir is the CEO of Asset Management since April 2008, the CEO of Credit Suisse Americas and a member of the Executive Board since August 2007.
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
Pamela Thomas-Graham
Born 1963, US Citizen
Credit Suisse Group AG
11 Madison Avenue, New York, NY 10010, US
Pamela Thomas-Graham was appointed as Chief Talent, Branding and Communications Officer and a member of the Executive Board as of January 2010.
Prior to joining the Group, Ms. Thomas-Graham was a Managing Director in the private equity group of Angelo, Gorden & Co., the New York-based investment management firm, from 2008 to 2010. She had previously served as Group President of Liz Claiborne Inc.’s women’s wholesale apparel business from 2005 to 2008. Ms. Thomas-Graham was at NBC for six years from 1999 to 2005, where she served as President, CEO and Chairwoman of CNBC television and a Director of CNBC International. She also served as President and CEO of CNBC.com. Prior to that, she worked at McKinsey & Company for ten years from 1989 to 1999.

Ms. Thomas-Graham obtained a BA in Economics from Harvard University in 1985, a JD from Harvard Law School in 1989 and an MBA from Harvard Business School in 1989.
Ms. Thomas-Graham is a member of the Board of Directors of the Clorox Company. She is also a member of the Council on Foreign Relations and the Economic Club of New York, and sits on the boards of the New York City Opera and the Parsons School of Design. She is a member of the Visiting Committee for Harvard Business School.

Eric M. Varvel
Born 1963, US Citizen
Credit Suisse AG
One Cabot Square, London, E14 4QJ, UK
Eric Varvel is the CEO of Credit Suisse EMEA and a member of the Executive Board since February 2008. During part of 2009, Eric Varvel also served as acting CEO of Investment Banking.
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
Compensation
Overview
The following describes our approach to compensation and its governance. We provide information on our compensation design and instruments, their accounting treatment and the related expenses in 2009. It also provides detailed information on the compensation of the Board and the Executive Board. The compensation report is composed of the following five subsections:

– Compensation design and structure;
– Variable compensation instruments;
– Compensation governance;
– Compensation awards and expenses; and
– Board and Executive Board compensation.
The Compensation Committee is satisfied that this report reflects the manner in which it has reviewed and set compensation for 2009. The activities of the Compensation Committee were executed in accordance with its mandate under the OGR and the Compensation Committee Charter.

Compensation design and structure
New compensation design
We have always been committed to compensating our employees in a manner that is competitive and ensures that they have ample opportunities to benefit from their personal contribution to our long-term success. For many years, our compensation practices have made use of long-term vesting periods and deferred compensation awards (share-based and other), showing our commitment to reward our employees for sustainable, long-term performance. Following the market turmoil of 2008, we have witnessed an unprecedented level of political and regulatory focus on compensation at financial institutions during 2009. Major regulatory bodies, including FINMA, the US Federal Reserve (Fed) and the FSA, have published new regulations or guidelines in 2009 aimed at reforming compensation practices. In the fourth quarter of 2009, FINMA promulgated the Circular on Remuneration Schemes, which became effective January 1, 2010. The FSB issued a set of principles for sound compensation practices at significant financial institutions, which were endorsed by the G-20 in October 2009. While the specific details of these regulations vary, many of their general principles are common. These include the consideration of risk in compensation decisions, closer involvement of the risk function in compensation governance, stricter conditions on variable compensation and a broader and more transparent compensation disclosure.

In light of the increased focus on compensation practices within our industry, the Group has been in a regular dialogue with FINMA representatives to discuss the details of FINMA’s Circular on Remuneration Schemes and to ensure that our compensation approach fits well with its requirements and the principles endorsed by the FSB. We began an extensive review of our compensation practices as of the end of 2008. As a result of this and the discussions held with regulators during 2009, we have adjusted our compensation instruments and processes for the Group’s most senior employees, managing directors and directors. The changes are designed to ensure adequate consideration of risk in compensation decisions and further align the interests of our employees with the longterm success of the Group. The changes also link the delivery of compensation with the Group’s future financial performance, both on the basis of share price and the Group return on equity (ROE) development, and ensure a continued focus on a strong control culture.

The new features of our compensation design for managing directors and directors are:
– increased fixed compensation (salary) beginning in 2010 to ensure a more appropriate balance between fixed and variable compensation, in line with recommendations of regulators;
– an increase in the proportion of variable compensation that is deferred; and
– the introduction of two new instruments for deferred variable compensation, the Scaled Incentive Share Unit (SISU) and the Adjustable Performance Plan (APP) award. SISUs are share-based instruments with four-year vesting and are linked to the long-term development of the Group share price and Group average ROE. The APP is a cash-based plan with three-year vesting and positive and negative adjustments linked to future business area adjusted profit or loss and the Group ROE (in the case of revenue-generating employees in the divisions) and the Group adjusted profit or loss and ROE (in the case of Shared Services and certain other employees). Deferred variable compensation for 2009 for managing directors and directors was awarded 50% in SISUs and 50% in APP awards.

The following chart illustrates the compensation structure for managing directors and directors awarded for 2009.

Furthermore, we have imposed a cap per employee for the amount of variable compensation paid out as unrestricted cash. We have also changed the basis for the determination of the variable compensation pool in Investment Banking to an economic profit basis (in previous years, revenue based), taking risk and the cost of capital into account, and we have increased our reporting transparency beyond the minimum legal requirements.

The new award structures for managing directors and directors were also applied to members of the Executive Board. All of the variable compensation for 2009 awarded to members of the Executive Board as of December 31, 2009 was deferred and subject to the performance criteria for SISUs and APP awards. We have also introduced new minimum share ownership requirements for members of the Divisional and Regional Management Committees and for the Executive Board. For information on the new share ownership requirements, refer to – Board and Executive Board compensation. In addition, in response to the UK levy on variable compensation exceeding GBP 25,000, we reduced the global aggregate amount of variable compensation for 2009 by 5% and significantly reduced the amount of variable compensation for 2009 of managing directors in the UK. These measures will absorb the majority of the levy’s expected cost. Expenses in 2009 do not include an accrual related to this UK levy on variable compensation as it is not yet enacted law, a requirement for accounting recognition.

We believe that by implementing a new compensation structure for 2009 that is already substantially compliant with the best compensation practices published by FINMA and the FSB, we can stay at the forefront of responsible developments in this area. We believe our new compensation approach strikes the right balance between the long-term interests of employees, shareholders and other stakeholders and, in doing so, strengthens the Group’s position as a global financial leader. We will continue to monitor and refine the provisions of our compensation plans and the governance process for compensation decisions and disclosure, based on competitive factors and the evolving regulatory environment.

Compensation approach and objectives
Our approach to compensation
Our approach to compensation is designed to attract and retain talent, recognize excellence, encourage personal contribution and professional development and to align the interests of employees and shareholders. Our compensation structure is key to developing our human capital base as we implement our client-focused integrated business model strategy and help clients thrive.

Objectives
Our objectives are to maintain compensation policies, procedures and plans that:
– support a performance culture that is based on merit and differentiates and rewards excellent performance, both in the short and long term, and recognizes our company values;
– enable us to attract and retain employees and motivate them to achieve results with integrity and fairness;
– award employees a fair mix of fixed and variable compensation, which appropriately reflects the value and responsibility of the role they perform day to day and as a contribution to influencing appropriate behaviors and actions;

– are consistent with and promote effective risk management practices;
– foster teamwork and collaboration across the Group;
– take into account the long-term performance of the Group in order to create sustainable value for our shareholders; and
– are reviewed regularly and approved by an independent Compensation Committee.
We also aim to compensate employees fairly with respect to competitive compensation levels for comparable roles, subject to the Group’s performance. We measure ourselves against a peer group of European and US banks. This peer group is reviewed annually by management and the Compensation Committee. As determined at the beginning of 2009, the global peer group was comprised of UBS, Deutsche Bank, Citigroup, JP Morgan Chase, Goldman Sachs, Morgan Stanley and Bank of America. The criteria used to define the peer companies for the Group and the divisions include (i) comparable scope and complexity of the business platform; (ii) comparable business focus and mix; (iii) common geographic footprint; and (iv) companies with which we compete daily for business and talent.

Components of compensation
There are two principal types of compensation, fixed and variable. The mix varies according to the employee’s seniority, business and location.
Fixed compensation
Fixed compensation includes base salary, which reflects seniority, experience, skill sets and the individual performance of an employee and market practice. It is important to strike an appropriate balance between fixed and variable compensation. Accordingly, and in line with recommendations by regulators, the proportion of total compensation paid as base salary for managing directors and directors has been increased effective January 1, 2010. The salary increases are not intended to increase the Group’s overall cost base in 2010, but rather to achieve a shift in the proportion of fixed versus variable compensation for our senior employees. As such, the salary increases will be offset by reductions in variable compensation, primarily unrestricted cash.

Base salaries for employees up to and including vice presidents have been reviewed consistent with previous practice. The review period is generally annual and is set according to local practice.
Variable compensation
At Credit Suisse, variable compensation is linked to performance, which is measured on several levels:
– financial performance, adjusted for risk and cost of capital, compared with strategic business plans, prior periods and peer performance; this is applied not only at the level of the Group results but also to the performance of the divisions and the business areas within each division; and

– success in meeting certain non-financial performance objectives, such as high client satisfaction, effective collaboration and teamwork, strict adherence to compliance and safeguarding our reputation.

Payment of variable compensation is determined by the nature of the business, role, location and performance of the employee. All employees are eligible to receive variable compensation. Variable compensation is awarded as unrestricted cash or as a mix of unrestricted cash and deferred variable compensation awards. Variable compensation is paid 100% in unrestricted cash for amounts below CHF 125,000 (USD 100,000 or the local currency equivalent). At or above these levels, a mandatory deferral table defines the split between unrestricted cash and deferred variable compensation awards. The proportion of deferred variable compensation increases for higher amounts of variable compensation. The 2009 mandatory deferral rate increased from prior years and ranged from 18.5% to 75% of variable compensation. Any variable compensation portion exceeding CHF 10 million was subject to 100% mandatory deferral.

Unless there is a contractual obligation, granting variable compensation is solely at the discretion of management. Variable compensation granted as part of a contractual obligation is typically used to compensate new senior employees in a single year for forfeited awards from previous employers upon joining the Group. It is our policy not to make multi-year guarantees.

The following chart illustrates the compensation components for 2009.

Determination of overall variable compensation and its allocation
Determination of variable compensation awards is made on the basis of the assessment by senior management of the key performance indicators reflecting the strategic priorities of the respective divisions, given the overall economic and competitive environment. Variable compensation pools are determined for the three revenue-generating divisions and Shared Services, and these amounts are then allocated to the different business areas and ultimately to individual employees. Compliance and supervisory controls form an integral part of determining the variable compensation pool, and any breaches may lead to a complete waiver of variable compensation.

All variable compensation awarded for 2009 was approved by the Board. In 2009, the variable compensation pool was determined as follows:
For Private Banking, the variable compensation pool was allocated to the individual business areas taking into account performance-relevant profit (after charges for capital) and performance evaluations. While the performance-relevant profit reflected actual achievements, the performance evaluations also reflected efforts that will generate future contributions and non-financial qualitative achievements, such as risk management, client satisfaction and collaboration.

For Investment Banking, economic profit was applied for the first time in 2009 in the determination of the total divisional variable compensation pool, in order to link risk taking and capital usage closer to compensation than in previous years. Economic profit by business area was determined by adjusting the business area profit to account for the risk and capital usage, based on a combination of risk-weighted assets and economic capital (for information on economic capital, refer to III – Treasury, Risk, Balance Sheet and Off-balance sheet – Treasury management). The variable compensation pool of each Investment Banking business area was defined as a specific percentage of the respective economic profit and was then evaluated by senior management and adjusted further based on factors including relative performance to peers and market levels of compensation.

For Asset Management, variable compensation within the Alternative Investments business area is determined based on the calculation of performance-relevant profit. For other businesses within Asset Management, variable compensation is calculated based on agreed methodologies specific to those individual businesses, which take into account specific performance factors.

For Shared Services and other support functions, the variable compensation pool was determined on the basis of the Group’s financial performance and was not linked to the performance of the businesses they support.

Variable compensation instruments
Unrestricted cash
The cash awards granted as part of 2009 variable compensation were free of conditions after payment. The amount of 2009 unrestricted cash was subject to a maximum cap of CHF 2.9 million per employee. All amounts above this threshold were deferred.

ISUs for employees up to and including vice presidents
Incentive Share Units (ISUs) have been the main form of share-based deferred variable compensation since 2006 for all employees. For 2009, ISUs continued to be used for the deferred variable compensation awards for employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year period and could receive additional shares (ISU leverage unit) at the end of the three-year period. The number of ISU leverage units to be converted to additional shares is calculated by multiplying the total number of ISU base units granted, less forfeitures, by a share price multiplier. The share price multiplier is determined based on the actual increase in the weighted-average monthly share price versus the share price at grant date. One third of the ISU base units vests at the first anniversary of the grant date, one third at the second anniversary of the grant date and one third at the third anniversary. The ISU leverage units vest only on the third anniversary of the grant date. Group shares are delivered shortly after the ISU base units and ISU leverage units vest. ISUs include a two-year moratorium on early retirement, determined from the grant date.

The following chart illustrates the basic ISU structure and vesting schedule for employees up to and including vice presidents.

SISUs for managing directors and directors
The Scaled Incentive Share Unit (SISU) plan is a new share-based long-term incentive plan for managing directors and directors. SISUs were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors for 2009 (the other 50% was awarded in the form of APP awards). SISUs are similar to ISUs except with four-year vesting and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares. The base component of the SISUs awarded on the grant date will vest equally over the four-year vesting period, whereas the leverage component will only vest on the fourth anniversary of the grant date. The new performance condition links the final delivery of additional shares to the Group average ROE. If the Group average ROE over the four-year period is higher than a pre-set target established at the date of grant, the number of additional shares calculated by reference to the average Group share price increase will be adjusted positively, and if it is below the target, the number of additional shares will be adjusted negatively, but not below zero. The final number of additional shares to be delivered at the end of the four-year period is therefore determined first on the basis of the Group share price development (share price multiplier) and then on the basis of the Group average ROE development (ROE multiplier). Group shares are delivered shortly after the SISUs vest. SISUs include a two-year moratorium on early retirement, determined from the date of grant.

Compared to traditional ISUs, we believe that awarding SISUs to our most senior employees demonstrates strengthened shareholder alignment, as we increased the vesting requirement by one year and linked the leverage component of any additional shares to both the Group share price and the Group average ROE over the vesting period.

The following chart illustrates the basic SISU structure and vesting schedule for managing directors and directors.

APP awards for managing directors and directors
The Adjustable Performance Plan (APP) is a new cash-based plan for managing directors and directors. The value of APP awards can be adjusted positively or negatively depending upon the future adjusted profit or loss of the business area in which the employee worked at the time of grant. The business areas for the three revenue generating divisions are defined as:

– Private Banking: Wealth Management Clients, Corporate and Institutional Clients, Clariden Leu and Neue Aargauer Bank;
– Investment Banking: fixed income, equities and investment banking advisory; and
– Asset Management: alternative investments and traditional investments.
APP awards were granted for the first time in January 2010 as part of 2009 variable compensation. These awards, which are subject to three-year, pro-rata vesting, comprised 50% of the deferred variable compensation awarded to managing directors and directors for 2009 (the other 50% was awarded in the form of SISUs). The final value of the APP awards paid out to individual employees may be adjusted from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments as described below.

For revenue-generating employees in the divisions, outstanding APP awards can be adjusted positively or negatively depending on the financial performance of the specific business areas in which the employees work. The adjustments are determined on an annual basis by calculating the profit or loss before variable compensation expense and taxes (adjusted profit or adjusted loss) of the business area in which the employee worked at the time of grant and in consideration of the Group ROE. In the case of an adjusted profit and a positive Group ROE for the year, all outstanding APP awards will be positively adjusted using the Group ROE percentage for that year as a multiplier. In the case of business area adjusted profit but a negative Group ROE for the year, there will be no adjustment to all outstanding APP awards. In the case of business area adjusted loss during any of the three years in the vesting period, a negative adjustment will be applied to all outstanding APP awards, irrespective of the Group ROE.

For employees in Shared Services and other support functions, as well as for all Executive Board members, all outstanding APP awards are linked to the Group’s adjusted profit or loss and the Group ROE, but are not dependent upon the adjusted profit or loss of the business areas that they support. Only an adjusted loss of the Group will trigger a negative adjustment of all outstanding APP awards. This link to Group performance is intended to ensure that the compensation of employees in support functions is not directly linked to the performance of the businesses they support.

The following chart illustrates possible adjustments of APP awards for revenue-generating managing directors or directors for a particular year.

Other compensation plans and compensation plans from prior years
One of the primary goals of the compensation philosophy of the Group has been, and continues to be, the alignment of the interests of employees and shareholders. Over the last several years, we have introduced a variety of innovative plans with a focus on these objectives while also being responsive to market conditions and the internal environment at the Group. A summary of the forms of awards granted in previous years is shown in the table below.

In addition, we may, from time to time, employ other long-term incentive compensation plans or programs to assist in hiring at competitive levels and to support the retention of talent. These forms of variation from our standard approach to compensation are generally applied to small populations of employees within the Group where the specific circumstances warrant bespoke compensation arrangements. Any and all variations from our standard approach must be approved by the Compensation Committee.

We may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted and in line with market practice. The value of commissions paid is determined by formulas, which are reviewed regularly to ensure that they remain competitive.

Overview of compensation plans introduced in prior years
Cash Retention Award (CRA)

Basis Cash-based, restricted variable compensation

Vesting start 2009
Vesting end 2011

Applied to
Performance in 2008, which included all variable cash compensation awarded to all managing directors across all divisions and directors in Investment Banking; variable cash compensation in excess of CHF 300,000 awarded to directors in all other divisions.
General award conditions
Vesting ratably over a two-year period.
Other award conditions or restrictions
Unvested portion subject to repayment if claw-back event occurs, such as voluntary termination or termination for cause.
Program objective/rationale
Promoting retention of senior management.

Partner Asset Facility (PAF)

Basis Cash-based, deferred variable compensation

Vesting start 2008. 66.7% vested upon grant
Vesting end 33.3% vested in March 2009
Applied to
Performance in year 2008, which included all managing directors and directors in Investment Banking.
General award conditions
The contractual term of a PAF award is eight years. PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking. The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool as of December 31, 2008, and those assets cannot be substituted throughout the contractual term of the award or until liquidated.
Other award conditions or restrictions
PAF holders will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. They will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool.
Program objective/rationale
PAF awards were designed to incentivize senior managers in Investment Banking to effectively manage assets which were a direct result of risk taking in Investment Banking during this period. As a result of the PAF program, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from the Group’s risk-weighted assets, resulting in a reduction in capital usage.

Performance Incentive Plan I

Basis Share-based, deferred variable compensation

Vesting start 2005
Vesting end 2009

Applied to
Performance in 2004, which included selected managing directors in all divisions.
General award conditions
PIP I units are retention incentive awards requiring continued employment with the Group. PIP I units vest ratably over a five-year period. At grant, PIP I units were equivalent to a Group share price of CHF 47.45.
Other award conditions or restrictions
PIP I units will settle for between zero and nine Group shares. PIP I units can convert into Group shares determined by multipliers based on the achievement of pre-defined targets: (i) earnings performance; (ii) Group share price performance (absolute); and (iii) Group share price performance relative to peers.
Program objective/rationale
PIP I was designed to compensate, incentivize and retain senior management and executives during 2004 and 2005, a period of fundamental change for the Group and intense international competition for employees in some of our businesses. PIP I units awarded to senior management are closely linked to specific achievements in the delivery of our strategy.

Performance Incentive Plan II

Basis Share-based, deferred variable compensation

Vesting start 2006
Vesting end 2010

Applied to
Performance in 2005, which included all managing directors in Investment Banking and selected managing directors and directors in other divisions.
General award conditions
PIP II units are retention incentive awards requiring continued employment with the Group. PIP II units vest ratably over a five-year period. At grant, PIP II units were equivalent to a Group share price of CHF 72.00. The PIP II program includes a two-year moratorium period for early retirement eligibility.
Other award conditions or restrictions
PIP II units will settle for between zero and six Group shares. PIP II units can convert into Group shares determined by multipliers based on the achievement of pre-defined targets: (i) earnings performance; (ii) Group share price performance (absolute); and (iii) Group share price performance relative to peers.
Program objective/rationale
PIP II links employee performance awards to long-term performance of the Group, with an additional incentive to increase Group share value for the benefit of employees and shareholders.

Special share awards

Basis Share-based, non-deferred or deferred variable compensation
Applied to
Granted to employees in limited circumstances.
General award conditions
Special awards, which include special phantom, cross-selling and good citizen share awards, are mostly granted to new employees.
Other award conditions or restrictions
Special awards may contain vesting conditions, depending on the terms of employment or other factors.
Program objective/rationale
Typically granted to new employees to compensate for deferred awards at a previous employer forfeited as a result of the individual taking up employment with the Group.

Share options

Basis Share-based, non-deferred or deferred variable compensation
Applied to
Performance in years prior to 2004.
General award conditions
Share options granted to employees entitle the holder to purchase one Group share at a stated exercise price during a ten-year period, subject to continued employment with the Group through the vesting period, if any, restrictive covenants and cancellation provisions.
Other award conditions or restrictions
Share options granted as compensation awards generally vest on the grant date, whereas share options granted as retention incentive awards generally vest between one and five years.
Program objective/rationale
Share option awards were a substantial part of our share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested.

Other cash awards

Basis Cash-based, deferred compensation
Applied to
Voluntary deferred compensation plans: managing directors of former Credit Suisse First Boston; Proprietary trading plans: directors and managing directors of Investment Banking proprietary trading desks; employee investment plans: various employees depending on level of variable cash compensation.
General award conditions
Voluntary deferred compensation plans: allowed employees to defer a portion of their bonus for payout at retirement age; proprietary trading plans: both voluntary and mandatory plans based on the performance of the global proprietary trading group and the employee’s individual group; employee investment plans: allowed employees to defer a portion of their bonus in investment plans with the Group.
Other award conditions or restrictions
Plans are either fully vested or contain future service requirements. For certain plans, the Group recognizes both market and performance adjustments until awards are settled.
Program objective/rationale
Voluntary deferred compensation plans are special retirement plans; proprietary trading plans align the performance of proprietary traders with the results of the Group; employee investment plans provide employees with opportunity to invest side-by-side with the Group.

Other share awards

Basis Share-based, non-deferred or deferred variable compensation
Applied to
Blocked shares are granted to members of the Board. For performance prior to 2006, blocked shares were granted to employees in Switzerland and phantom shares and Longevity Premium Awards (LPA) were granted to employees awarded variable compensation at or above CHF 125,000.
General award conditions
Blocked shares: participants receive Group shares that are vested at the time of grant but blocked for a four-year period. Phantom shares entitle holders to receive one Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions and vest in three installments on each of the first, second and third anniversaries of the grant date. LPA have the same general conditions as phantom shares, except that LPA vested in full on the third anniversary of the grant date.
Other award conditions or restrictions
Phantom shares: conversion to Group shares occurred within 120 days of vesting. LPA: conversion to Group shares occurred within 120 days of vesting; may be blocked for one year after vesting, depending on the location of the grant recipient.
Program objective/rationale
Blocked share awards made up the Group’s early share-based deferred compensation for employees based in Switzerland and continue to be a form of award granted to Board members, with the objective of aligning the interest of the recipients to the creation of overall shareholder value. Share awards including phantom shares, LPA and special awards made up the Group’s early share-based deferred compensation, with the objective of linking employee performance more closely to the creation of overall shareholder value.

Compensation governance
The Board recognizes and supports the involvement of its shareholders within the compensation discussion. As it did last year, the Board has opted to submit this compensation report to its shareholders for a consultative ballot at the AGM in line with the recommendations in the Swiss Code of Best Practice.

The Compensation Committee of the Board is the supervisory and governing body for compensation policy and practices within the Group and has responsibility for determining, reviewing and proposing compensation for approval by the Board, in line with the Compensation Committee’s mandate in the Group’s OGR and the Compensation Committee Charter. The Compensation Committee consists of not fewer than three independent members of the Board.

The members of the Compensation Committee are Aziz R.D. Syriani (Chairman), Peter Brabeck-Letmathe and Walter B. Kielholz. The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled if required to discuss urgent matters. In 2009, the Compensation Committee held ten meetings. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall compensation pools for the divisions and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing and assessing newly established compensation plans or amendments to existing plans and recommending them for approval to the Board. The Chairman of the Compensation Committee decides on the attendance of management at the committee meetings.

During 2009, the Compensation Committee, including its former members Thomas W. Bechtler (until April 2009) and Robert H. Benmosche (until August 2009), was extremely active in the development of the new compensation design. The Committee worked very closely with the CEO and members of management, in particular senior risk and human resources professionals, through the various stages of development up to its recommendation for and subsequent approval of the new compensation design by the Board in mid-year 2009. Going forward, the Compensation Committee will work together with the Risk Committee to ensure that risk considerations and the involvement of the risk management function are addressed within compensation governance.

Approval authorities

Approval grid	Authority

Establishment or amendment of compensation plans	Board upon recommendation by the Compensation Committee

Setting variable compensation pools for the Executive Board and specific businesses	Board upon recommendation by the Compensation Committee

Board compensation (including the Chairman's compensation) [1]	Board upon recommendation by the Compensation Committee

Compensation of the CEO	Board upon recommendation by the Compensation Committee

Compensation for the other Executive Board members	Compensation Committee, with information to the Board

Compensation for the Head of Internal Audit	Compensation Committee upon consultation with the Chairman of the Audit Committee

Compensation for other selected members of management	Compensation Committee

1 Board members with functional duties (including the Chairman): The Board member concerned does not participate in the decision involving his own compensation. Other Board members: Compensation comprises a base fee plus a fee for committee activity which may differ from committee to committee. These fees are subject to a decision by the full Board.

The Compensation Committee is assisted in its work by external legal counsel and Johnson Associates, Inc., a global compensation consulting firm, to ensure that our compensation program remains competitive, is responsive to regulatory developments and in line with our compensation approach. Johnson Associates, Inc. is independent from our management and, in particular, does not provide any other services to us besides supporting the Compensation Committee. In 2009, Johnson Associates, Inc. performed an independent evaluation of the Group’s new compensation approach and concluded that it was a well-designed, integrated program, which was responsive to regulators and consistent with, and took a leading position on, emerging industry trends.

Compensation awards and expenses
Variable compensation awarded for 2009
The following table represents the value of awards (excluding the value of leverage components) granted to employees as variable compensation for 2009 on the date of grant in January 2010. The awards that are deferred contain future service and performance criteria that will determine the final payout to employees upon settlement and may be reduced or forfeited if future service or performance criteria are not achieved.

Variable compensation awarded for 2009
in	Total

Variable compensation (CHF million)

Unrestricted cash	4,140

ISUs	325

SISUs	1,188

APP awards	1,187

Other cash awards	28

Other share awards	6

Variable compensation	6,874

Determination of variable compensation was made on the basis of the assessment by senior management of the performance indicators reflecting the strategic priorities of the respective divisions, given the overall economic and competitive environment. All variable compensation was approved by the Board. The total value of variable compensation reflects the successful implementation of our client-focused, capital-efficient strategy, the overall strong performance of the Group in 2009 achieved with less overall risk and the significant improvement of key performance indicators relative to peers, such as a Group ROE of 18.3% and a tier 1 capital ratio of 16.3%. However, application of stricter performance criteria as well as consideration of the operating environment resulted in a 21% reduction of total variable compensation for 2009 compared to 2007. Around 40% of the total variable compensation awarded across the Group and close to 60% of variable compensation awarded to managing directors for 2009 was deferred and subject to performance and service criteria.

2009 expense for compensation and benefits
Expense for compensation and benefits as recognized for a given year in the consolidated statement of operations includes salaries, benefits and variable compensation. Variable compensation mainly reflects the unrestricted performance-based compensation for the current year, the expense from the vested portion of prior-year awards and also includes mark-to-market adjustments on certain awards. Deferred variable compensation for the current year is expensed in future periods and subject to restrictive features such as continued employment with the Group, vesting, forfeiture and blocking rules.

Compensation expense in any year includes expenses for share-based and other awards granted in prior years (including grants in 2009 for performance in 2008), which are recognized over the terms of the awards. Recognition of expense in the consolidated statements of operations relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

The following table represents the 2009 expense for compensation and benefits.
2009 expense for compensation and benefits
	Relating to awards for 2009	Relating to awards for prior years	Total

Compensation and benefits (CHF million)

Salaries	5,326	–	5,326

Unrestricted cash	4,140	–	4,140

CRA	–	822	822

ISUs	–	1,645	1,645

PIP I and PIP II	–	(22)	(22)

PAF	–	629	629

Other cash awards [1]	307	283	590

Other share awards	69	213	282

Variable compensation	4,516	3,570	8,086

Salaries and variable compensation	9,842	3,570	13,412

Social security [2]	1,015	–	1,015

Other [3]	586	–	586

Compensation and benefits	11,443	3,570	15,013

1 Includes net severance payments, sign-on payments, commissions and other payments relating to awards for 2009 and market-related adjustments on prior-year other cash awards. 2 Represents the Group's portion of employees' mandatory social security. 3 Includes CHF 396 million of pension and other post-retirement expense.

Estimated unrecognized compensation expense
The following table represents the estimated unrecognized compensation expense (including the value of leverage components) of awards granted for 2009 and prior years. The estimates were based on the >>fair value of each award on the date of grant and included the current estimated outcome of relevant performance criteria (including the assumption of no future losses) and estimated future forfeitures.

Estimated unrecognized compensation expense
	Relating to awards for 2009	Relating to awards for prior years	Total

Estimated unrecognized compensation expense (CHF million)

APP awards	1,621	–	1,621

PIP I and PIP II	–	7	7

CRA	–	588	588

ISUs	360	799	1,159

SISUs	1,397	–	1,397

Other cash awards	27	–	27

Other share awards	240	241	481

Estimated unrecognized compensation expense	3,645	1,635	5,280

For more information, refer to Note 26 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group and Note 9 – Share capital, conditional and authorized capital of Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group.

Details of award activity relating to awards for 2009
On January 21, 2010, we granted 6.0 million ISUs with a total value of CHF 325 million. The fair value of the ISU base unit was CHF 50.30 and the fair value of the ISU leverage unit was CHF 13.45. The fair value of the ISU leverage unit was based on a valuation using an expected volatility of 33.5%, expected dividend cash flows for 2010, 2011 and 2012 of CHF 1.45, CHF 1.55 and CHF 1.65, respectively, an expected risk-free rate of 1.0% and an expected term of three years. For the ISUs granted in January 2010, the number of additional shares per ISU was capped at a maximum of three times the grant value, with the delivery of no more than five shares. The recognition of compensation expense for the ISUs granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 360 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the increase in the Group’s average share price and future forfeitures over the three-year vesting period. The estimated unrecognized compensation expense will be recognized over the three-year vesting period, subject to early retirement rules.

On January 21, 2010, we granted 21.1 million SISUs with a total value of CHF 1,188 million. The fair value of the SISU base unit was CHF 50.30, and the fair value of the SISU leverage unit was CHF 13.44. The fair value of the SISU leverage unit was based on a valuation using an expected volatility of 33.42%, expected dividend cash flows for 2010, 2011, 2012 and 2013 of CHF 1.45, CHF 1.55, CHF 1.65 and CHF 1.75, respectively, an expected risk-free rate of 1.26% and an expected term of four years. For the SISUs granted in January 2010, the number of additional shares per SISU was capped at a maximum of three times the grant value (maximum share price multiplier), with the delivery of no more than three shares, prior to the application of the scaling factor (ROE multiplier), which can be as high as up to 2.5. The recognition of compensation expense for the SISUs granted in January 2010 began in 2010 and had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 1,397 million was determined based on the fair value of the award at the date of grant taking into account management’s best estimate on that date of the projected outcome of the increase in the Group’s average share price, the Group average ROE and future forfeitures over the four-year vesting period. The estimated unrecognized compensation expense will be recognized over the four-year vesting period, subject to early retirement rules.

On January 21, 2010, we granted APP awards with a total value of CHF 1,187 million. The recognition of compensation expense for the APP awards granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 1,621 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the relevant business area performance, Group ROE and future forfeitures over the three-year vesting period. The estimated unrecognized compensation expense will be recognized over the three-year vesting period, subject to early retirement rules.

Details of award activity relating to awards for prior years
As of December 31, 2009, the total estimated unrecognized compensation expense of CHF 1,875 million (including CHF 1,635 million relating to awards for prior years and CHF 240 million relating to other share awards granted in 2009) related to non-vested share-based compensation and other compensation benefits relating to awards granted in 2009 and prior years will be recognized over the remaining weighted-average requisite service period of 1.4 years.

Incentive Share Units (ISUs)
On January 21, 2009, January 22, 2008 and January 23, 2007, we granted 26.1 million, 46.4 million and 26.7 million ISUs, respectively. The fair value of the 2009, 2008 and 2007 ISU base units were CHF 23.70, CHF 54.90 and CHF 87.30, respectively, and the fair value of the 2009, 2008 and 2007 ISU leverage units were CHF 6.98, CHF 10.69 and CHF 20.85, respectively. For the ISUs granted in January 2009, the number of additional shares per ISU was capped at a maximum of three times the grant value, with a delivery of no more than five shares. For the ISUs granted in January 2008, the number of additional shares per ISU was limited to a maximum of ten shares. For the ISUs granted in January 2007, the total payout per ISU was subject to a cap of three times the value of a Group share at grant date.

The compensation expense recognized in 2009, 2008 and 2007 related to ISUs granted in 2009 and prior years was CHF 1,645 million, CHF 2,375 million and CHF 1,159 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 799 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities (ISU)
	2009	2008	2007

Number of awards (million)

Balance at beginning of period	59.8	25.4	–

Granted [1]	26.4	47.1	27.2

Settled	(43.6)	(10.0)	(0.4)

Forfeited	(1.1)	(2.7)	(1.4)

Balance at end of period	41.5	59.8	25.4

of which vested	2.7	1.4	0.0

of which unvested	38.8	58.4	25.4

1 Includes ISUs granted in January and through out the year.

Performance Incentive Plan
The compensation (income)/expense recognized in 2009, 2008 and 2007 related to PIP I and PIP II was CHF (22) million, CHF 114 million and CHF 451 million, respectively. The reversal of the accrued expense in 2009 reflected forfeitures. PIP I was fully expensed as of December 31, 2009. The estimated unrecognized compensation expense related to PIP II as of December 31, 2009 was CHF 7 million and will be recognized over a period of one year. None of the PIP units were due for settlement as of December 31, 2009. Settlement of the PIP I awards is due in April 2010.

Performance Incentive Plan activities (PIP I and PIP II)
	2009		2008		2007

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.4	12.2	6.5	12.3	6.3	12.4

Granted	–	–	0.1	–	0.4	–

Settled	0.0	0.0	0.0	0.0	0.0	0.0

Forfeited	(0.2)	(0.3)	(0.2)	(0.1)	(0.2)	(0.1)

Balance at end of period	6.2	11.9	6.4	12.2	6.5	12.3

of which vested	4.5	10.2	3.4	8.3	1.7	5.6

of which unvested	1.7	1.7	3.0	3.9	4.8	6.7

Share awards
The compensation expense recognized in 2009, 2008 and 2007 related to shares awarded under phantom share, blocked shares, longevity premium awards and special awards was CHF 282 million, CHF 593 million and CHF 1,059 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 481 million and the majority thereof will be recognized over a period of five years.

Share award activities
	2009		2008		2007

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.8	61.83	28.8	67.20	50.9	60.65

Granted	8.3	40.37	8.6	46.97	4.8	81.00

Settled	(12.8)	69.07	(15.1)	61.57	(24.6)	56.81

Forfeited	(0.8)	53.33	(1.5)	82.82	(2.3)	62.32

Balance at end of period	15.5	45.67	20.8	61.83	28.8	67.20

of which vested	1.2	–	0.2	–	0.3	–

of which unvested	14.3	–	20.6	–	28.5	–

Share options
There were no options granted during 2009, 2008 or 2007. As of December 31, 2009, the aggregate intrinsic value of options outstanding and exercisable was CHF 156 million and the weighted-average remaining contractual term was 1.8 years. As of the exercise date, the total intrinsic value of options exercised during 2009, 2008 and 2007 was CHF 10 million, CHF 7 million and CHF 318 million, respectively. Cash received from option exercised during 2009, 2008 and 2007 was CHF 30 million, CHF 17 million and CHF 350 million, respectively.

Share option activities
	2009		2008		2007

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	39.0	62.19	39.6	61.86	49.0	59.64

Exercised	(0.7)	40.80	(0.5)	37.97	(7.8)	47.50

Settled	(0.3)	68.36	0.0	0.00	(0.7)	60.19

Forfeited	0.0	70.95	0.0	0.00	(0.7)	75.31

Expired	(3.1)	52.05	(0.1)	41.99	(0.2)	35.52

Balance at end of period	34.9	63.49	39.0	62.19	39.6	61.86

Exercisable at end of period	34.8	63.49	37.9	61.56	38.2	61.12

As of December 31, 2009, there were 1.6 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 74 and a weighted-average remaining contractual term of 0.2 years. During 2009, 0.3 million options with a cash settlement feature were settled and 0.6 million expired.

As of December 31, 2009, 2.5 million additional options expired.
Partner Asset Facility
As a part of compensation for calendar year 2008, on January 21, 2009, we granted PAF awards to employees with a total notional value of CHF 686 million. The compensation expense recognized in 2009 related to PAF was CHF 629 million, including the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during 2009 of which CHF 383 million were reclassified in Corporate Center, as the PAF gains and offsetting compensation expense were included in Investment Banking trading revenues. The compensation expense recognized in 2008 was CHF 457 million. There was no estimated unrecognized compensation expense as of December 31, 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of CRA. These CRA payments, which were made in the first quarter of 2009, are subject to vesting ratably over a two-year period and other conditions, and any unvested CRA will have to be repaid if a triggering event, such as voluntary termination of employment, occurs. Compensation expense relating to CRA in 2009 was CHF 822 million. There was no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expense as of December 31, 2009 was CHF 588 million and will be recognized over a period of one year.

Share repurchases, hedging and fair value assumptions
Share repurchases
We generally repurchase our own shares in the open market to satisfy obligations in connection with share-based compensation but we can also issue new shares out of available conditional capital. For 2009, 2008 and 2007, we delivered 39.1 million, 17.2 million and 22.1 million Group shares, respectively, to employees.

Hedging of awards
We economically hedge our estimated obligation to deliver Group shares under our employee share-based compensation programs through a combination of purchasing treasury shares in the market and entering into third-party hedge instruments. Additionally, in very limited circumstances, we may use our approved conditional capital to obtain shares for delivery of our share-based awards. We periodically revise our estimate of the expected number of shares to be delivered and adjust our hedges accordingly.

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

The inputs for expected volatility and dividend yield used in estimating fair values are based upon the implied market volatility and dividend yield of traded options on Group shares, the historical volatility and dividend yield of the Group shares and other relevant factors that indicate how the future is expected to differ from the past. Beginning in 2009, we changed from a dividend yield assumption to a future dividend cash flow assumption based on market expectations. The expected risk-free interest rate is based on the current >>London Interbank Offered Rate (LIBOR) rate as of the date of grant that corresponds with the expected term of the award. LIBOR rates are used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is generally based on the contractual term of each instrument.

The following table illustrates the significant assumptions used to estimate the fair value of ISUs, PIP awards, share awards and share options granted in 2009 and prior years based on the annual variable compensation process.

Significant fair value assumptions
	2009	2008	2007

Significant assumptions

Expected volatility, in %	62.97	32.04	22.95

Expected dividend yield, in %	–	5.46	2.41

Expected dividend cash flows, in CHF
2009	0.10	–	–

2010	0.60	–	–

2011	1.00	–	–

Expected risk-free interest rate, in %	1.24	2.45	2.63

Expected term, in years	3	3	3

Board and Executive Board compensation
As required by applicable Swiss law (Article 663b bis and Article 663c, par 3 of the Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board and the members of the Executive Board as well as loans granted to this group of people and persons and companies related to them.

Compensation to members of the Board
Compensation to members of the Board is set in accordance with the AoA and the Compensation Committee Charter. The annual compensation paid to members of the Board is set by the Board based on the recommendation of the Compensation Committee. Compensation for members of the Board with no functional duties (nine individuals) is in the form of cash and Group shares, which are blocked for a period of four years, and covers the 12-month period from the current AGM to the following year’s AGM.

Members of the Board with functional, non-executive duties (five individuals) receive fixed and variable compensation for their services during the year as set by the Board. For Chairman Hans-Ulrich Doerig and Vice-Chairman Urs Rohner, variable compensation depends on both the performance of the Group and their personal performance. The variable compensation for the other three individuals, as it relates to their services as chairmen of a board committee, is not directly dependent on the performance of the Group but on personal performance and time commitment. Such compensation is paid in the form of cash and Group shares, blocked for a period of four years.

By compensating Board members to a significant degree in the form of blocked Group shares, we ensure alignment of their interests with the interests of our shareholders. The value of the shares held by our Board members as of the end of 2009 increased 80.1% from the beginning of 2009.

Compensation for the members of the Board for 2009
	Fixed cash compen- sation	Variable cash compen- sation	Total cash	% of total compen- sation	Value of Group share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of Group shares	[2]

2009/2010 (CHF)

Hans-Ulrich Doerig, Chairman [3]	1,778,409	2,350,000	4,128,409	63%	2,350,000	36%	28,095		6,506,504	43,754

Urs Rohner, Vice-Chairman [3]	1,200,000	1,000,000	2,200,000	66%	1,000,000	30%	146,160		3,346,160	18,619

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	–	250,000	50%	250,000	50%	–		500,000	5,750

Robert H. Benmosche [4,5]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Noreen Doyle [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Walter B. Kielholz [3,4]	916,667	2,175,000	3,091,667	59%	2,175,000	41%	8,000		5,274,667	50,024

Andreas N. Koopmann [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Jean Lanier [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Anton van Rossum [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	4,236

David W. Syz [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Ernst Tanner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	333,334	733,334	69%	333,333	31%	–		1,066,667	6,207

John Tiner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	11,172

Total	6,795,076	6,825,834	13,620,910	61%	8,435,833	38%	192,255		22,248,998	174,262

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received an annual fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. The annual fees and variable compensation paid to Walter B. Kielholz (former Chairman) and Hans-Ulrich Doerig (former full-time Vice-Chairman, current Chairman) and to Urs Rohner (full-time Vice-Chairman) and Richard E. Thornburgh (Chairman of the Risk Committee) reflect the new or changed functional duties they performed in 2009. Variable compensation awarded for 2009 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 53.71. 4 Members of the Board without functional duties were paid an annual fee in advance for the period from one AGM to the other, i.e., from April 24, 2009 to April 30, 2010. For 2009, the fee was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 43.48. 5 Robert H. Benmosche stepped down from the Board on August 10, 2009.

Compensation of the Chairman for 2009
For 2009, the Chairman received total compensation of CHF 6.51 million, of which CHF 4.70 million was variable compensation, of which CHF 2.35 million was awarded in cash and CHF 2.35 million was awarded in Group shares, blocked for a period of four years.

Additional fees and compensation
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board or related parties during 2009.

Compensation for the members of the Board for 2008
	Fixed cash compen- sation	Variable cash compen- sation	Total cash	% of total compen- sation	Value of Group share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of Group shares	[2]

2008/2009 (CHF)

Walter B. Kielholz, Chairman [3]	2,000,000	–	2,000,000	99%	–	–	24,000		2,024,000	–

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [3]	750,000	1,062,500	1,812,500	62%	1,062,500	37%	26,796		2,901,796	38,623

Peter Brabeck-Letmathe, Vice-Chairman [4]	175,000	–	175,000	35%	325,000	65%	–		500,000	5,794

Thomas W. Bechtler [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Robert H. Benmosche [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Noreen Doyle [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Jean Lanier [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Anton van Rossum [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	8,270

David W. Syz [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Ernst Tanner [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Richard E. Thornburgh [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	21,811

Total	4,707,500	2,030,000	6,737,500	62%	4,132,500	38%	60,796		10,930,796	108,683

1 Other compensation included lump sum expenses and child and health care allowances. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received a base fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. The applicable Group share price was CHF 27.51. 4 Members of the Board without functional, non-executive duties were paid an annual fee in advance for the period from one AGM to the other, i.e., from April 25, 2008 to April 24, 2009. The fee was paid in Group shares (65%) and cash (35%). The applicable Group share price was CHF 56.10.

Share and option holdings of members of the Board
The holdings as disclosed below include the holdings of the respective member of the Board, their close family members and companies where they have a controlling interest.
Share holdings by individual
end of	2009	2008

Number of shares [1]

Hans-Ulrich Doerig, Chairman	155,639	117,016

Urs Rohner, Vice-Chairman [2,3]	61,394	–

Peter Brabeck-Letmathe, Vice-Chairman	95,201	92,951

Noreen Doyle	23,863	19,838

Walter B. Kielholz	420,212	451,642

Andreas N. Koopmann [3]	13,426	–

Jean Lanier	20,527	15,927

Anton van Rossum	30,857	26,832

Aziz R.D. Syriani, Chairman of the Compensation Committee	56,653	48,383

David W. Syz	72,080	67,480

Ernst Tanner	46,989	42,389

Richard E. Thornburgh, Chairman of the Risk Committee [2]	92,500	92,500

John Tiner	4,600	–

Peter F. Weibel, Chairman of the Audit Committee	41,479	29,215

Total	1,135,420	1,004,173	[4]

1 Includes Group shares that are subject to a blocking period of up to four years. 2 Urs Rohner was granted 35,564 PIP I units and 55,556 PIP II units and Richard E. Thornburgh was granted 98,935 PIP I units, each in his former position as a member of the Executive Board. 3 As of April 24, 2009, Andreas N. Koopmann and Urs Rohner were elected as members of the Board. 4 As of April 24, 2009 and August 10, 2009, Thomas W. Bechtler and Robert H. Benmosche stepped down from the Board, respectively. As of December 31, 2008, Thomas W. Bechtler and Robert H. Benmosche held 36,573 and 23,321 shares, respectively.

Option holdings by individual
December 31, 2009	Richard E. Thornburgh	Expiry date	Exercise price in CHF

Year of grant

2001	215,116	January 25, 2011	84.75

2000	100,000	March 1, 2010	74.00

Total	315,116	–	–

December 31, 2008	Richard E. Thornburgh	Hans-Ulrich Doerig	Expiry date	Exercise price in CHF

Year of grant

2002	–	75,000	December 3, 2012	34.10

2001	215,116	97,792	January 25, 2011	84.75

2000	100,000	100,000	March 1, 2010	74.00

Total	315,116	272,792	–	–

The Group's policy is to compensate members of the Board with Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2009 and 2008, none of the members of the Board held options purchased from personal funds.

Loans to members of the Board
end of	2009			2008

	Balance	Whereof loans to related parties	[1]	Balance	Whereof loans to related parties	[1]

December 31 (CHF)

Hans-Ulrich Doerig, Chairman	1,800,000	–		2,800,000	–

Urs Rohner, Vice-Chairman [2]	4,242,000	–		–	–

Peter Brabeck-Letmathe, Vice-Chairman	5,761,432	–		5,312,500	–

Thomas W. Bechtler [2]	–	–		8,450,000	3,950,000

Walter B. Kielholz	2,000,000	–		2,000,000	–

Andreas N. Koopmann [2]	3,500,000	–		–	–

David W. Syz	1,500,000	1,500,000		1,500,000	1,500,000

Ernst Tanner	3,550,000	–		3,550,000	–

Richard E. Thornburgh	120,591	–		121,312	–

Peter F. Weibel	2,865,000	–		–	–

Total	25,339,023	1,500,000		23,733,812	5,450,000

1 Includes loans from the Group and its subsidiaries (e.g., Clariden Leu and Neue Aargauer Bank) to close family members and companies where the respective member of the Board has a controlling interest. 2 As of April 24, 2009, Thomas W. Bechtler stepped down from the Board and Andreas N. Koopmann and Urs Rohner were elected as members of the Board.

A large majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party customers. As of December 31, 2009, 2008 and 2007, outstanding loans to the members of the Board amounted to CHF 25 million, CHF 24 million and CHF 25 million, respectively.

Members of the Board are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. Members of the Board who were previously employees of the Group may still have outstanding loans, which were extended to them at the time at employee conditions. In addition to the loans listed above, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board have a significant influence as defined by the SEC. As of December 31, 2009, 2008 and 2007, the total exposure to such related parties amounted to CHF 50,000, CHF 6 million and CHF 8 million, respectively, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2009 did not exceed CHF 10 million in aggregate.

We, together with our subsidiaries, are a global financial services provider and have major corporate banking operations in Switzerland. We, therefore, typically have relationships with many large companies including those in which our Board members assume management functions or board member responsibilities. All relationships between us or our banking subsidiaries and members of the Board and their affiliated companies are in the ordinary course of business and at arm’s length.

Compensation to members of the Executive Board
The Group’s approach to executive compensation
In line with our overall approach to compensation, our executive compensation policies are designed to promote a long-term focus by our executives in all their actions, attract executives of the highest quality and foster retention by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the Group’s strategic goals and the interests of its shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a variable compensation pool framework for the Executive Board, including the CEO, which is linked directly to the Group’s performance. The variable compensation pool was used to define the total amount available for variable compensation awards, which were then delivered in deferred compensation in the form of SISUs and APP awards. All of the variable compensation for members of the Executive Board as of December 31, 2009 was deferred.

A baseline variable compensation pool for this executive population was set at the beginning of the year assuming specific, pre-defined financial and non-financial performance goals would be achieved in 2009. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and the performance of the Group against our peers. The baseline pool was adjusted based on the assessed actual and relative performance in 2009. The pool was further adjusted to account for two measures that vary from the standard pool determination methodology. The pool was reduced by (i) the value of the cash-based awards granted to the Executive Board in 2008, and (ii) 5% for the variable compensation pool reduction applied globally in response to the UK bonus tax levy. The final variable compensation pool was then distributed to the members of the Executive Board based on business performance, individual contributions and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total variable compensation pool for the Executive Board included the following:
– the financial performance of the Group, inclusive of risk and capital adequacy measures;
– results of regulatory reviews, internal audits, compliance reviews;
– market share development and client satisfaction surveys;
– investor feedback;
– employee engagement results (satisfaction survey); and
– consideration of the Group’s performance against that of its peer companies.
This approach is designed to assess performance in relation to the delivery of the strategic plan and satisfaction of the expectations of shareholders.
Executive compensation components
In line with our overall approach, executive compensation consists of a fixed salary and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The annual variable compensation component usually represents the most significant part of an executive’s total compensation package and varies from year to year, depending on the executive’s performance. All of the variable compensation of members of the Executive Board as of December 31, 2009 was deferred and comprised of share-based and other deferred awards, which are subject to vesting, holding and future service requirements. For 2009, in line with our new compensation design for managing directors and directors, members of the Executive Board received their variable compensation in the form of SISUs and APP awards. In addition, in 2009 as part of the overall revision of our compensation design, the Board approved new minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees. The minimum share ownership threshold for the CEO and other Executive Board members is 350,000 shares and up to 150,000 shares, respectively. For members of the divisional and regional management committees, the thresholds are 50,000 shares for executives responsible for the Investment Banking, Private Banking and Asset Management divisions and 20,000 shares for the executives responsible for Shared Services and regional management functions. These employees are not permitted to sell Group shares if the Group shares held by or on behalf of the employees, including unvested share-based awards, are less than the threshold.

Compensation for the members of the Executive Board for 2009
	Base salary	Variable cash compen- sation		Total cash	Value of share- based and other awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	Total compen- sation

2009 (CHF million, except where indicated)

13 individuals [3]	9.13	3.40	[4]	12.53	132.44	[5]	3.61		0.32		–	148.90

% of total compensation	6%	2%		8%	89%

of which highest paid: Brady W. Dougan, CEO	1.25	–		1.25	17.87		0.03		0.05		–	19.20

% of total compensation	6.5%			6.5%	93.1%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 ISUs and SISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of ISUs granted in prior years. 3 Includes pro-rata compensation paid to Urs Rohner and D. Wilson Ervin, who left the Executive Board in 2009, and Romeo Cerutti and Karl Landert, who joined the Executive Board in 2009. No members of the Executive Board in 2009 joined from, or left for, positions outside the Group. 4 Includes variable cash compensation paid to the two former Executive Board members. No members of the Executive Board as of December 31, 2009 received variable cash compensation. 5 Share-based and other awards include 1.1 million SISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 50.30 and the fair value of the leverage component was CHF 13.44. The total fair value of each SISU was CHF 63.74. Other awards refer to APP awards. The value of the APP awards was the value as of the grant date of January 20, 2010.

Group executive compensation for 2009
Across the whole Executive Board (13 individuals including those members who joined or left the Executive Board during 2009 and were accounted for on a pro-rata basis), 6% of total compensation was paid as salaries, 2% as variable cash compensation (only for those two members who left the Executive Board in 2009), 89% as share-based and other awards and 3% as other compensation.

Compensation for the individual Executive Board members considers personal contribution and financial performance, where applicable, in their respective areas of responsibility, as well as the positive share price development.

2009 total compensation of the highest paid member of the Executive Board
The highest paid member of the Executive Board in 2009 was the CEO, Brady W. Dougan. Brady Dougan’s compensation amounted to CHF 19.20 million and was comprised of his salary of CHF 1.25 million, share-based and other awards (SISUs and APP awards) of CHF 17.87 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 0.08 million.

2009 charitable contributions from the Executive Board variable compensation pool
In view of the challenging economic environment that has prevailed in the last 12 to 15 months and the disproportionate impact on the non-profit sector, the Compensation Committee approved a payment of CHF 20 million in charitable contributions. The contributions have been funded from the 2009 variable compensation pool for the Executive Board that could otherwise have been awarded to Executive Board members. The contributions will benefit eligible registered charities. Some Executive Board members, including the CEO, will be able to make recommendations in respect of allocation of the contributions to various charities.

Additional fees and compensation
Two former members of our most senior executive body are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Executive Board or related parties during 2009.

Compensation for the members of the Executive Board for 2008
	Base salary	Variable cash compen- sation	CRAs (restricted variable compen- sation)	[1]	Total cash	Value of share- based and other awards		Pension and similar benefits and other benefits	[2]	Dividend equiv- alents	[3]	Total compen- sation excluding contractual agree- ments	Payments and awards due to contractual agree- ments		Total compen- sation

2008 (CHF million, except where indicated)

15 individuals [4]	10.62	7.00	9.72		27.34	25.50	[5]	3.75		7.56		64.15	42.56	[6]	106.71

% of total compensation	10%	7%	9%		26%	24%						60%	40%

of which joiners, leavers and Executive Board members with contractual agreements (7 individuals)	3.51	7.00	–		10.51	8.00		1.02		1.74		21.27	42.56		63.83

% of total compensation	5%	11%			16%	13%						33%	67%

of which other Executive Board members (8 individuals)	7.11	–	9.72		16.83	17.50		2.73		5.82		42.88	–		42.88

% of total compensation	17%		23%		39%	41%						100%

of which CEO: Brady W. Dougan	1.25	–	–		1.25	–		0.03		1.58		2.86	–		2.86

% of total compensation	44%				44%							100%

of which highest paid: Kai S. Nargolwala [7]	0.72	–	–		0.72	–		0.66		0.41		1.79	19.04		20.83

% of total compensation	3%				3%							9%	91%

1 CRA are subject to pro-rata repayment over two years if the recipient voluntarily terminates employment with the Group. 2 Other benefits consist of housing allowances, lump sum expenses and child allowances. 3 ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of awards granted in prior years. 4 Includes pro-rata compensation paid to David J. Blumer, Ulrich Körner, Michael J. Philipp and Thomas J. Sanzone who left the Group during 2008 and Hans-Ulrich Meister who joined the Group during 2008. 5 Share-based and other awards include 0.4 million ISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 23.70 and the fair value of the leverage component was CHF 6.98. The total fair value of each ISU was CHF 30.68. In addition, they also include 0.1 million of other share-based awards and PAF awards with a grant value of CHF 3.9 million. No variable compensation was paid to Brady W. Dougan or Paul Calello. 6 Payments and awards due to contractual agreements with recently hired Executive Board members include cash payments of CHF 14.5 million, CRA of CHF 4.2 million, Group shares with a fair value at grant of CHF 3.5 million, ISUs with a fair value at grant of CHF 15.8 million and other awards of CHF 4.6 million. Most of the contractually agreed payments and awards compensate the recipients for compensation elements forfeited at previous employers. 7 Details to the compensation paid to Kai S. Nargolwala are provided in the Credit Suisse Annual Report 2008.

Termination of employment provisions
All members of the Executive Board are required by contract to give (and are entitled to receive) at least six months notice of termination of employment. There are no other contracts, agreements or other arrangements with the members of the Executive Board that provide for payments or benefits in connection with a termination of employment that are not generally available to other employees of the Group.

ISUs, PIP units, share and share option holdings of members of the Executive Board
The holdings disclosed include the holdings of the respective members of the Executive Board, their close family members and companies where they have a controlling interest. The holdings do not include awards granted after year end.

Units by individual
	Number of vested shares	Number of unvested share awards	Number of unvested ISUs	Number of options	Number of PIP I units	Number of PIP II units

December 31, 2009

Brady W. Dougan	424,529	–	90,956	408,400	271,898	78,102

Walter Berchtold	238,779	–	205,221	–	130,401	104,167

Paul Calello	211,762	–	77,149	241,184	142,937	57,063

Romeo Cerutti	13,805	–	26,682	–	–	–

Renato Fassbind	98,946	–	73,839	–	20,746	41,667

Tobias Guldimann	87,212	–	37,197	31,640	17,782	20,834

Karl Landert	34,965	–	117,099	–	29,347	31,250

Hans-Ulrich Meister	18,793	3,440	128,290	–	–	–

Kai S. Nargolwala	145,478	–	–	–	–	2,500

Robert S. Shafir	83,012	–	253,442	–	–	71,213

Eric M. Varvel	137,507	–	196,270	–	75,343	56,953

Total	1,494,788	3,440	1,206,145	681,224	688,454	463,749

December 31, 2008

Brady W. Dougan	296,727	99,211	408,154	408,400	271,898	78,102

Walter Berchtold	92,591	26,042	299,297	–	130,401	104,167

Paul Calello	411,856	61,093	316,001	241,184	142,937	57,063

D. Wilson Ervin	44,483	11,127	105,379	–	44,210	66,761

Renato Fassbind	14,496	10,417	96,555	–	20,746	41,667

Tobias Guldimann	67,542	5,209	51,461	31,640	17,782	20,834

Hans-Ulrich Meister	20,000	5,160	27,109	–	–	–

Kai S. Nargolwala	23,192	114,286	8,000	–	–	2,500

Urs Rohner	19,326	13,889	151,642	–	35,564	55,556

Robert S. Shafir	33,843	22,521	77,306	–	–	71,213

Eric M. Varvel	17,901	56,958	317,087	–	75,343	56,953

Total	1,041,957	425,913	1,857,991	681,224	738,881	554,816

Option holdings by individual
December 31, 2009 and 2008	Brady W. Dougan	Paul Calello	Tobias Guldimann	Expiry date	Exercise price in CHF

Year of grant

2002 [1]	–	–	–	January 31, 2012	65.75

2001 [1]	368,400	241,184	15,640	January 25, 2011	84.75

2000 [1]	40,000	–	16,000	March 1, 2010	74.00

Total	408,400	241,184	31,640	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2009 and 2008, none of the members of the Executive Board hold options purchased from personal funds.
1 Included 15,000, 24,668 and 20,000 options for 2002, 2001 and 2000, respectively, held by Ulrich Körner, who has left the Group.

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2009, 2008 and 2007, outstanding loans to the members of the Executive Board amounted to CHF 19 million, CHF 24 million and CHF 22 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was seven, and the highest loan outstanding was CHF 7 million to Executive Board member Walter Berchtold.

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

Additional information
Changes of control and defense measures
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or FINMA. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the SESTA and the implementing ordinances.

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

Internal and external auditors
Auditing forms an integral part of corporate governance at the Group. Both internal and external auditors have a key role to play by providing an independent assessment of our operations and internal controls.

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

External auditors
Our statutory auditor is KPMG AG, Badenerstrasse 172, 8004 Zurich, Switzerland. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are David L. Jahnke, Global Lead Partner (since 2005), Marc Ufer, Group Engagement Partner (since 2009), and Philipp Rickert, Leading Bank Auditor (since 2006). As of 2010, after having served five years as Global Lead Partner, David L. Jahnke will step down from this role, in accordance with SEC rules on auditor rotation. Marc Ufer will succeed him in the role of Global Lead Partner, subject to the AGM approval of KPMG as external auditors.

In addition, we have mandated BDO Visura, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
Fees paid to external auditors
	2009	2008	% change

Fees paid to external auditors (CHF million)

Audit services [1]	42.0	45.0	(7)

Audit-related services [2]	16.0	13.4	19

Tax services [3]	8.4	6.5	29

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

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that may be provided to us or any of our subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related and tax services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2009 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

American Depositary Share fees
Fees and charges for holders of ADS
In accordance with the terms of the Deposit Agreement, Deutsche Bank Trust Company Americas, as depositary for the ADS (the Depositary), may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.

Persons depositing or withdrawing shares must pay:	For:
USD 5.00 (or less) per 100 ADS (or portion thereof)	Issuance of ADS, including issuances resulting from a distribution of shares, share dividends, share splits and other property
	Issued upon the exercise of rights
	Surrender of ADS for cancellation and withdrawal of shares
USD 2.00 per 100 ADS	Any distribution of cash to ADS registered holders, including upon the sale of rights or other entitlements
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
	Converting foreign currency to US dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or applicable interest or penalty thereon	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited shares	As necessary

The Depositary collects its fees for delivery and surrender of ADS directly from investors depositing shares or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee services until its fees for those services are paid.

Amounts paid by the Depositary to the Group
The Depositary has reimbursed the Group for NYSE listing fees in recent years. This payment is not a contractual obligation, and the determination by the Depositary whether to reimburse the Group for these fees is made on a yearly basis. For the year ending December 31, 2009, the Depositary paid the Group USD 130,590 as reimbursement for its NYSE listing fees.

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

Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Group changed its method of accounting for certain financial instruments accounted for at fair value.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 25, 2010 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG AG

David L. Jahnke Marc Ufer
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 25, 2010

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2009	2008	2007

Consolidated statements of operations (CHF million)

Interest and dividend income	6	25,288	47,939	62,550

Interest expense	6	(18,397)	(39,403)	(54,108)

Net interest income	6	6,891	8,536	8,442

Commissions and fees	7	13,750	14,812	18,929

Trading revenues	29	12,151	(9,880)	6,146

Other revenues	8	502	(4,200)	5,804

Net revenues		33,294	9,268	39,321

Provision for credit losses	9	506	813	240

Compensation and benefits	10	15,013	13,254	16,098

General and administrative expenses	11	7,701	7,809	6,833

Commission expenses		1,997	2,294	2,410

Total other operating expenses		9,698	10,103	9,243

Total operating expenses		24,711	23,357	25,341

Income/(loss) from continuing operations before taxes		8,077	(14,902)	13,740

Income tax expense/(benefit)	25	1,835	(4,596)	1,248

Income/(loss) from continuing operations		6,242	(10,306)	12,492

Income/(loss) from discontinued operations, net of tax	4	169	(531)	6

Net income/(loss)		6,411	(10,837)	12,498

Less net income/(loss) attributable to noncontrolling interests		(313)	(2,619)	4,738

Net income/(loss) attributable to shareholders		6,724	(8,218)	7,760

of which from continuing operations		6,555	(7,687)	7,754

of which from discontinued operations		169	(531)	6

Basic earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	12	5.14	(7.51)	7.06

Basic earnings/(loss) per share from discontinued operations	12	0.14	(0.50)	0.01

Basic earnings/(loss) per share	12	5.28	(8.01)	7.07

Diluted earnings per share (CHF)

Diluted earnings/(loss) per share from continuing operations	12	5.01	(7.51)	6.77

Diluted earnings/(loss) per share from discontinued operations	12	0.13	(0.50)	0.01

Diluted earnings/(loss) per share	12	5.14	(8.01)	6.78

Consolidated balance sheets
	Reference to notes	end of

		2009	2008

Assets (CHF million)

Cash and due from banks		51,857	90,035

Interest-bearing deposits with banks		1,177	2,012

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	209,499	269,028

of which reported at fair value		128,303	164,743

Securities received as collateral, at fair value		37,516	29,454

of which encumbered		27,816	16,665

Trading assets, at fair value	14	332,238	342,778

of which encumbered		112,843	69,921

Investment securities	15	11,232	13,823

of which reported at fair value		10,793	13,019

Other investments	16	23,993	27,002

of which reported at fair value		21,126	24,866

Net loans	17	237,180	235,797

of which reported at fair value		36,246	32,314

allowance for loan losses		(1,395)	(1,639)

Premises and equipment	18	6,436	6,350

Goodwill	19	9,267	9,330

Other intangible assets	19	328	423

of which reported at fair value		30	113

Brokerage receivables		41,960	57,498

Other assets	21	68,744	85,797

of which reported at fair value		29,125	34,086

of which encumbered		975	3,329

Assets of discontinued operations held-for-sale	4	0	1,023

Total assets		1,031,427	1,170,350

Consolidated balance sheets (continued)
	Reference to notes	end of

		2009	2008

Liabilities and equity (CHF million)

Due to banks	22	36,214	58,183

of which reported at fair value		4,695	3,364

Customer deposits	22	286,694	296,986

of which reported at fair value		2,676	2,538

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	191,687	243,370

of which reported at fair value		122,136	174,975

Obligation to return securities received as collateral, at fair value		37,516	29,454

Trading liabilities, at fair value	14	133,481	154,465

Short-term borrowings		7,645	10,964

of which reported at fair value		3,383	2,545

Long-term debt	23	159,365	150,714

of which reported at fair value		74,513	79,456

Brokerage payables		58,965	93,323

Other liabilities	21	71,532	84,798

of which reported at fair value		30,389	24,362

Liabilities of discontinued operations held-for-sale	4	0	872

Total liabilities		983,099	1,123,129

Common shares		47	47

Additional paid-in capital		24,706	25,166

Retained earnings		25,258	18,780

Treasury shares, at cost		(856)	(752)

Accumulated other comprehensive income/(loss)	24	(11,638)	(10,939)

Total shareholders' equity		37,517	32,302

Noncontrolling interests		10,811	14,919

Total equity		48,328	47,221

Total liabilities and equity		1,031,427	1,170,350

end of	2009	2008

Additional share information

Par value (CHF)	0.04	0.04

Authorized shares (million)	1,469.4	1,309.5

Issued shares (million)	1,185.4	1,184.6

Repurchased shares (million)	(16.2)	(20.7)

Shares outstanding (million)	1,169.2	1,163.9

Consolidated statements of changes in equity
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2009 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(7)	(7)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–	–	–	–	–	(379)	(379)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–	–	–	1,124	1,124	–

Net income/(loss)	–	–	6,724	–	–	6,724	(313)	6,411	–

Gains/(losses) on cash flow hedges	–	–	–	–	104	104	–	104	–

Foreign currency translation	–	–	–	–	(559)	(559)	(209)	(768)	–

Unrealized gains/(losses) on securities	–	–	–	–	47	47	–	47	–

Actuarial gains/(losses)	–	–	–	–	(348)	(348)	–	(348)	–

Net prior service cost	–	–	–	–	57	57	–	57	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(699)	(699)	(209)	(908)	–

Issuance of common shares	–	17	–	–	–	17	–	17	734,529

Sale of treasury shares	–	223	–	17,434	–	17,657	–	17,657	387,910,385

Repurchase of treasury shares	–	–	–	(19,019)	–	(19,019)	–	(19,019)	(421,658,017)

Share-based compensation, net of tax	–	(551)	–	1,481	–	930	–	930	38,331,965

Financial instruments indexed to own shares [4]	–	(188)	–	–	–	(188)	–	(188)	–

Cash dividends paid	–	–	(246)	–	–	(246)	(129)	(375)	–

Change in scope of consolidation	–	–	–	–	–	–	(4,258)	(4,258)	–

Other	–	40	–	–	–	40	58	98	–

Balance at end of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895	[5]

1 At par value CHF 0.04 each, fully paid, net of 20,743,620 treasury shares. In addition to the treasury shares, a maximum of 124,843,275 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Includes transactions with and without ownership changes related to fund activity. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to employees during 2009. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.04 each, fully paid, net of 16,159,287 treasury shares. In addition to the treasury shares, a maximum of 284,076,649 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2008 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	16,640	59,839	1,020,627,855

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(90)	(90)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(1,574)	(1,574)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,721	1,721	–

Net income/(loss)	–	–	(8,218)	–	–	(8,218)	(2,619)	(10,837)	–

Cumulative effect of accounting changes, net of tax			(33)		15	(18)	–	(18)	–

Gains/(losses) on cash flow hedges	–	–	–	–	(71)	(71)	–	(71)	–

Foreign currency translation	–	–	–	–	(3,550)	(3,550)	(1,088)	(4,638)	–

Unrealized gains/(losses) on securities	–	–	–	–	(53)	(53)	–	(53)	–

Actuarial gains/(losses)	–	–	–	–	(1,609)	(1,609)	–	(1,609)	–

Net prior service cost	–	–	–	–	21	21	–	21	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(5,262)	(5,262)	(1,088)	(6,350)	–

Issuance of common shares	3	2,544	–	–	–	2,547	–	2,547	71,873,513

Cancellation of repurchased shares	(2)	(884)	(3,237)	4,123	–	–	–	–	–

Sale of treasury shares	–	(2,188)	(581)	29,333	–	26,564	–	26,564	582,994,041

Repurchase of treasury shares	–	–	–	(25,032)	–	(25,032)	–	(25,032)	(514,956,523)

Share-based compensation, net of tax	–	1,291	–	202	–	1,493	–	1,493	3,353,147

Financial instruments indexed to own shares	–	(150)	–	–	–	(150)	–	(150)	–

Cash dividends paid	–	–	(2,821)	–	–	(2,821)	(125)	(2,946)	–

Change in scope of consolidation	–	–	–	–	–	–	2,059	2,059	–

Other	–	–	–	–	–	–	(5)	(5)	–

Balance at end of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2007 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586	15,318	58,904	1,062,467,061

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(21)	(21)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(5,741)	(5,741)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–	–	–	–	–	2	2	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	2,324	2,324	–

Net income/(loss)	–	–	7,760	–	–	7,760	4,738	12,498	–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	–	(819)	–

Gains/(losses) on cash flow hedges	–	–	–	–	(38)	(38)	–	(38)	–

Foreign currency translation	–	–	–	–	(1,783)	(1,783)	(1,254)	(3,037)	–

Unrealized gains/(losses) on securities	–	–	–	–	(2)	(2)	–	(2)	–

Actuarial gains/(losses)	–	–	–	–	1,168	1,168	–	1,168	–

Net prior service cost	–	–	–	–	(14)	(14)	–	(14)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(669)	(669)	(1,254)	(1,923)	–

Issuance of common shares	1	59	–	–	–	60	–	60	1,389,127

Cancellation of repurchased shares	(27)	(945)	(3,087)	4,059	–	–	–	–	–

Sale of treasury shares	–	4	–	36,274	–	36,278	–	36,278	441,949,359

Repurchase of treasury shares	–	–	–	(41,879)	–	(41,879)	–	(41,879)	(507,256,244)

Share-based compensation, net of tax	–	861	–	1,279	–	2,140	–	2,140	22,078,552

Financial instruments indexed to own shares	–	(279)	–	–	–	(279)	–	(279)	–

Repayment out of share capital	(535)	36	–	–	–	(499)	–	(499)	–

Cash dividends paid	–	–	(2,480)	–	–	(2,480)	(76)	(2,556)	–

Change in scope of consolidation	–	–	–	–	–	–	930	930	–

Other	–	–	–	–	–	–	420	420	–

Balance at end of period	46	24,553	33,670	(9,378)	(5,692)	43,199	16,640	59,839	1,020,627,855

Comprehensive income
in	2009	2008	2007

Comprehensive income (CHF million)

Net income/(loss)	6,411	(10,837)	12,498

Other comprehensive income/(loss), net of tax [1]	(908)	(6,350)	(1,923)

Comprehensive income/(loss)	5,503	(17,187)	10,575

Comprehensive income/(loss) attributable to noncontrolling interests	(522)	(3,707)	3,484

Comprehensive income/(loss) attributable to shareholders	6,025	(13,480)	7,091

1 For details on the components of other comprehensive income, refer to Note 24 - Accumulated other comprehensive income.

Consolidated statements of cash flows
in	2009	2008	2007

Operating activities of continuing operations (CHF million)

Net income/(loss)	6,411	(10,837)	12,498

Less net income/(loss) attributable to noncontrolling interests	(313)	(2,619)	4,738

Net income/(loss) attributable to shareholders	6,724	(8,218)	7,760

(Income)/loss from discontinued operations attributable to shareholders, net of tax	(169)	531	(6)

Income/(loss) from continuing operations attributable to shareholders	6,555	(7,687)	7,754

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,114	1,174	893

Provision for credit losses	506	813	240

Deferred tax provision/(benefit)	875	(4,935)	(1,076)

Share of net income from equity method investments	(29)	17	(101)

Trading assets and liabilities, net	(11,471)	113,153	(65,739)

(Increase)/decrease in other assets	27,189	1,203	(64,540)

Increase/(decrease) in other liabilities	(40,993)	28,217	61,191

Other, net	2,068	(2,084)	3,503

Total adjustments	(20,741)	137,558	(65,629)

Net cash provided by/(used in) operating activities of continuing operations	(14,186)	129,871	(57,875)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	726	981	4,059

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	54,403	12,635	3,436

Purchase of investment securities	(2,189)	(1,727)	(928)

Proceeds from sale of investment securities	891	55	2,905

Maturities of investment securities	4,458	2,668	3,768

Investments in subsidiaries and other investments	(1,907)	(3,859)	(7,626)

Proceeds from sale of other investments	1,710	2,674	2,288

(Increase)/decrease in loans	4,166	(6,921)	(35,472)

Proceeds from sale of loans	992	596	339

Capital expenditures for premises and equipment and other intangible assets	(1,387)	(1,473)	(1,550)

Proceeds from sale of premises and equipment and other intangible assets	3	41	250

Other, net	205	155	47

Net cash provided by/(used in) investing activities of continuing operations	62,071	5,825	(28,484)

Consolidated statements of cash flows (continued)
in	2009	2008	2007

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(29,090)	(55,288)	52,510

Increase/(decrease) in short-term borrowings	4,098	(11,407)	(517)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(46,654)	(41,480)	30,493

Issuances of long-term debt	62,829	107,638	81,151

Repayments of long-term debt	(72,472)	(86,567)	(65,306)

Repayments of trust preferred securities	0	(2)	0

Issuances of common shares	17	2,547	60

Sale of treasury shares	17,657	26,564	36,278

Repurchase of treasury shares	(19,019)	(25,032)	(41,879)

Dividends paid/capital repayments	(375)	(2,946)	(2,581)

Other, net	(1,900)	3,943	6,857

Net cash provided by/(used in) financing activities of continuing operations	(84,909)	(82,030)	97,066

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,154)	(2,072)	(1,340)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(18)	52

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(38,178)	51,576	9,419

Cash and due from banks at beginning of period	90,035	38,459	29,040

Cash and due from banks at end of period	51,857	90,035	38,459

in	2009	2008	2007

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,232	2,078	2,673

Cash paid for interest	19,459	41,154	53,756

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	0	383	335

Fair value of liabilities assumed	0	23	300

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	869	0	0

Liabilities sold	799	0	0

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income/(loss) or total shareholders’ equity.

In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax asset, tax uncertainties, pension liabilities, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group consolidates limited partnerships in cases where it is the general partner or is a limited partner with substantive rights to kick out the general partner or dissolve the partnership and to participate in significant decisions made in the ordinary course of business. The Group also consolidates VIEs where the Group is the primary beneficiary in accordance with Accounting Standards Codification (ASC) Topic 810 – Consolidation. The effects of material intercompany transactions and balances have been eliminated.

Where a Group subsidiary is a separate legal entity and determined to be an investment company as defined by ASC Topic 946 – Financial Services – Investment Companies, interests in other entities held by this Group subsidiary are not consolidated and are carried at fair value.

Group entities that qualify as broker-dealer entities as defined by ASC Topic 940 – Financial Services – Broker and Dealers do not consolidate investments in voting interest entities that would otherwise qualify for consolidation when the investment is held on a temporary basis for trading purposes. In addition, subsidiaries that are strategic components of a broker-dealers’ operations are consolidated regardless of holding intent.

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

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than CHF are translated into CHF equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity.

Fair value measurement and option
The Group adopted the guidance on fair value measurements and disclosures on January 1, 2007. The guidance establishes a single authoritative definition of >>fair value and sets out a framework for measuring fair value and creates an alternative measurement treatment for certain financial assets and financial liabilities. The availability of this alternative measurement treatment is referred to as the fair value option. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g. a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.

Cash and due from banks
Cash and due from banks consists of currency on hand, demand deposits with banks or other financial institutions and cash equivalents. Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (>>reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (>>repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The fair value basis of accounting may be elected pursuant to ASC Topic 825 – Financial Instruments, and any resulting change in fair value, including interest earned or owed, is reported in trading revenues. The Group has elected the fair value basis of accounting on some of its agreements.

Reverse repurchase and repurchase agreements are netted if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master >>netting agreement.

Securities lending and borrowing transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheets at amounts equal to the cash advanced or received. If securities received in a securities lending and borrowing transaction as collateral may be sold or repledged, they are recorded as securities received as collateral in the consolidated balance sheet and a corresponding liability to return the security is recorded. Securities lending transactions against non-cash collateral in which the Group has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Group receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Group monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.

Fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. In the case where the fair value basis of accounting is elected, any resulting change in fair value, including interest earned or owed, is reported in trading revenues.

Transfers of financial assets
The Group transfers various financial assets, which may result in the sale of these assets to special purpose entities (SPEs), which in turn issue securities to investors. The Group values its beneficial interests at fair value using quoted market prices, if such positions are traded on an active exchange or financial models that incorporate observable and unobservable inputs. For further information on the Group’s transfer activities, refer to Note 31 – Transfers of financial assets and variable interest entities.

Trading assets and liabilities
Trading assets and liabilities include debt and equity securities, derivative instruments, certain loans held in broker-dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value and classified as held for trading purposes based on management’s intent. Regular-way security transactions are recorded on a trade-date basis. Unrealized and realized gains and losses on trading positions are recorded in trading revenues.

Derivatives
Freestanding derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host contract, either the embedded feature is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statements of operations. If separated for measurement purposes, the derivative is recorded in the same line item in the consolidated balance sheets as the host contract.

Derivatives classified as trading assets and liabilities include those held for trading purposes and those used for risk management purposes that do not qualify for hedge accounting. Derivatives held for trading purposes arise from proprietary trading activity and from customer-based activity. Realized gains and losses, changes in unrealized gains and losses and interest flows are included in trading revenues. Derivative contracts designated and qualifying as fair value hedges, cash flow hedges or net investment hedges are reported as other assets or other liabilities.

Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for >>over-the-counter (OTC) derivatives are determined on the basis of proprietary models using various input parameters. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, fair values are recorded on a gross basis.

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
Recognition of an impairment loss on debt securities is recorded in the consolidated statements of operations if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in interest rates to the extent the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

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
Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity, hedge funds, and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held for investment.

Equity method investments are investments where the Group has the ability to significantly influence the operating and financial policies of an investee. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for according to the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s share of the profit or loss, as well as any impairment losses on the investee, if applicable, are reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected the fair value basis of accounting on some of its equity method investments.

The Group’s other non-marketable equity securities are carried at cost less other-than-temporary impairment or at fair value if elected under the fair value option. Non-marketable equity securities held by the Group’s subsidiaries that are determined to be investment companies as defined by ASC Topic 946 – Financial Services – Investment Companies are carried at fair value, with changes in fair value recorded in other revenues.

Equity method investments and non-marketable equity securities held by broker-dealer entities as defined by ASC Topic 940 – Financial Services – Broker and Dealers are measured at fair value and reported in trading assets when the intent of the broker-dealer entity is to hold the asset temporarily for trading purposes. Changes in fair value are reported in trading revenues.

Real estate held for investment purposes is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated.

In connection with the life finance business, the Group invests in single premium immediate annuities (SPIA), which are carried at fair value. The life finance business also invests in life settlement contracts.

Loans
Loans held-to-maturity
Loans which the Group intends to hold until maturity are carried at outstanding principal balances plus accrued interest, net of the following items: unamortized premiums, discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are amortized as an adjustment to the loan yield over the term of the related loans.

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

The Group reflects finance leasing activities for which it is the lessee by recording an asset in premises and equipment and a corresponding liability in other liabilities at an amount equal to the smaller of the present value of the minimum lease payments or fair value, and the leased asset is depreciated over the shorter of the asset’s estimated useful life or the lease term.

Goodwill and other intangible assets
Goodwill arises on the acquisition of subsidiaries and equity method investments. It is measured as the excess of the fair value of the consideration transferred, the fair value of any noncontrolling interest in the acquiree and the fair value of any previously held equity interest in the acquired subsidiary, over the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized, rather it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Group’s reporting units for the purposes of the impairment test.

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

The Group follows the guidance in ASC Topic 740 – Income Taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Group determines whether it is more likely than not that an income tax position will be sustained upon examination based on technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

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

The Group actively manages the interest rate risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps, in particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value this fixed rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008 and instead applies hedge accounting per the guidance of ASC Topic 815 – Derivatives and Hedging.

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

Pensions and other post-retirement benefits
The Group uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations (PBO) and the current and past service costs or credits related to its defined benefit and other postretirement benefit plans. The measurement date used to perform the actuarial valuation is December 31.

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
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs or credits are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Group records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Share-based compensation
For all share-based awards granted to employees and existing awards modified on or after January 1, 2005, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statements of operations over the required service period on a straight-line basis. For all outstanding unvested share-based awards as of January 1, 2005, compensation expense is measured based on the original grant date fair value of the award and is recognized over the remaining requisite service period of each award on a straight-line basis.

The Group uses the tax law ordering approach to determine the portion of the total tax expense that relates to windfall tax benefits that are to be recorded in additional paid-in capital. In addition, it elected to use the practical transition option in determining the amount of windfall tax benefits recorded in additional paid-in capital arising on awards that were fully vested prior to January 1, 2005.

Compensation costs for share-based awards with only a service condition that affects vesting and that are subject to graded vesting are recognized on a straight-line basis over the service period for the entire award. Further, recognition of compensation costs is accelerated to the date an employee becomes eligible for retirement. For awards granted to retirement-eligible employees prior to January 1, 2005, the Group’s policy is to record compensation cost over the requisite service period.

Certain share-based awards also contain a performance condition, where the number of shares the employee is to receive is dependant on the performance (e.g. net income or return on equity (ROE)) of the Group or a division of the Group. If the employee is also required to provide the service stipulated in the award terms, the amount of compensation cost attributed to the incremental additional units expected to be received at vesting due to this performance condition is estimated on the grant date and subsequent changes in this estimate are recorded in the consolidated statements of operations over the remaining service period.

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

Own shares, own bonds and financial instruments on own shares
The Group may buy and sell own shares, own bonds and financial instruments on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to satisfy commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as treasury shares, resulting in a reduction to total shareholders’ equity. Financial instruments on own shares are recorded as assets or liabilities or as equity when the criteria for equity classification are met. Dividends received on own shares and unrealized and realized gains and losses on own shares classified in total shareholders’ equity are excluded from the consolidated statements of operations.

Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market (LOCOM) are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in interest and dividend income. For further information on interest on loans, refer to the section Loans.

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
2 Recently issued accounting standards
FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and supersedes all existing non-SEC accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue Accounting Standards Updates (ASU) which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. United States (US) Securities and Exchange Commission (SEC) rules and interpretive releases remain in force for SEC registrants.

The Codification is not intended to change US GAAP, but it will change the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements include references only to the Codification topics.

Recently adopted accounting standards
ASC Topic 260 – Earnings Per Share
In June 2008, the FASB provided guidance for when certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method.

The Group adopted the guidance as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the guidance.
ASC Topic 320 – Investments – Debt and Equity Securities
In April 2009, the FASB updated accounting guidance regarding recognition and presentation of other-than-temporary impairments. The update amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows. For further information, refer to Note 15 – Investment securities.

In April 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in the ASU regarding other-than-temporary impairments and retains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 325 – Investments – Other
In January 2009, the FASB amended guidance regarding impairments to achieve a more consistent determination of whether an other-than-temporary impairment has occurred for beneficial interests purchased or held by a transferor in securitized financial assets. The update also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in Topic 320 – Investments – Debt and Equity Securities and other related guidance.

The Group adopted the guidance on December 31, 2008. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.
ASC Topic 715 – Compensation – Retirement Benefits
In December 2008, the FASB expanded the disclosure requirements regarding the plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the update for each annual period include:

(i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
(ii) the major categories of plan assets;
(iii) the inputs and valuation techniques used to measure the fair value of plan assets;
(iv) the effect of fair value measurements using significant unobservable inputs (level 3) on changes in plan assets for the period; and
(v) significant concentrations of risk within plan assets.
The disclosure requirements of the guidance are required for fiscal years ending after December 15, 2009.
The guidance mandates additional disclosures and, as such, did not have an impact on the Group’s financial position, results of operations or cash flows. For further information, refer to Note 28 – Pension and other post-retirement benefits.

In September 2006, the FASB issued guidance to require an employer to:
(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to US GAAP. Amounts recognized in AOCI, including actuarial gains or losses, prior service costs or credits and transition asset or obligation remaining from initial application, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

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

The guidance recognition provisions associated with the funded status of a defined benefit plan were effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition was effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect after tax of the Group adopting the measurement provisions of the guidance as of December 31, 2008 was a decrease in retained earnings of CHF 33 million, an increase in AOCI of CHF 15 million and a decrease in consolidated net assets of CHF 18 million.

ASC Topic 718 – Compensation – Stock compensation
In December 2007, the SEC issued SAB No. 110, “Share-Based Payment” (SAB 110). SAB 110 expresses the view of the staff regarding the use of a simplified method, as discussed in SAB No. 107, “Share-Based Payment” (SAB 107), in developing an estimate of the expected term of ‘plain vanilla’ share options in accordance with US GAAP. When SAB 107 was issued, the staff indicated that it would not expect a company to use the simplified method for share option grants after December 31, 2007. As the staff now understands that detailed information about employee exercise behavior may not be widely available by December 31, 2007, the staff will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007.

The Group adopted SAB 110 on January 1, 2008. The adoption of SAB 110 did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In June 2007, the FASB issued guidance regarding share-based payment arrangements where employees receive dividend on awards during the vesting period. The guidance confirmed that a realized income tax benefit from dividends or dividend equivalents that are charged to retained earnings and are paid to employees for equity classified non-vested equity shares, non-vested equity share units and outstanding equity share options should be recognized as an increase to additional paid-in capital. The amount recognized in additional paid-in capital for the realized income tax benefit from dividends in those awards should be included in the pool of excess tax benefits available to absorb tax deficiencies on employee share-based payment awards.

The guidance was effective prospectively to income tax benefits that result from dividends on equity classified employee share-based payment awards that are declared in fiscal years beginning after September 15, 2007. Early application was permitted for the income tax benefits of dividends on equity-classified share-based payment awards that were declared in periods for which financial statements had not yet been issued. The Group early adopted the guidance for the accounting period ended December 31, 2007 and recognized CHF 13 million of tax benefits in respect of tax on dividend equivalent payments.

ASC Topic 740 – Income Taxes
In July 2006, the FASB issued guidance to address the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. The update also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The guidance requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of the guidance were effective for fiscal years beginning after December 15, 2006. The adoption of the guidance as of January 1, 2007, resulted in a decrease in opening retained earnings of CHF 13 million. For further information on uncertainty in income tax positions, refer to Note 25 – Tax.

ASC Topic 805 – Business Combinations
In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB updated accounting guidance regarding business combinations to require an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values at the acquisition date.

The guidance also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied the guidance prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

ASC Topic 810 – Consolidation
In January 2010, the FASB issued ASU 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, (ASU 2010-02). ASU 2010-02 provides amendments to Subtopic 810-10 to clarify the scope of the decrease in ownership provisions. The amendment also clarifies the transactions to which the decrease in ownership guidance in Subtopic 810-10 does not apply. ASU 2010-02 also expands the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within Subtopic 810-10.

The Group adopted the provisions of ASU 2010-02 retrospectively to January 1, 2009. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.
The guidance requires the recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted the presentation and transaction guidance of the ASU as of January 1, 2009.
ASC Topic 815 – Derivatives and Hedging
In September 2008, the FASB issued guidance to require sellers of credit derivatives to disclose information about credit derivatives, hybrid instruments that have embedded credit derivatives and guarantees. These disclosures include the nature and term of the credit derivative, the maximum potential future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative. For a guarantee, the disclosure should include the status of the payment and performance risk of the instrument.

The Group adopted the disclosure requirements of the guidance on December 31, 2008. For further information, refer to Note 29 – Derivatives and hedging activities.
In June 2008, the FASB issued guidance to require an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted the guidance as of January 1, 2009. Adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under the Codification; and iii) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

The ASU encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, the ASU requires comparative disclosures only for periods subsequent to initial adoption. The ASU mandates additional disclosures and, as such, will not impact the Group’s financial position, results of operations or cash flows.

The Group adopted the ASU as of January 1, 2009. For further information, refer to Note 29 – Derivatives and hedging activities.
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

In April 2007, the FASB issued guidance to permit a reporting entity that is a party to a master netting agreement to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments that have been offset under the same master netting agreement.

The guidance was effective for fiscal years beginning after November 15, 2007. The guidance was required to be applied retrospectively for all financial statements presented unless it was impracticable to do so. As part of the Group’s implementation procedures for adopting the guidance, it determined that adopting the guidance retrospectively was impracticable as it would require undue time and effort. Based on this, the Group adopted the guidance on a prospective basis. The adoption of the guidance as of January 1, 2008, did not have a material impact on the Group’s financial condition, results of operation or cash flows. For further information on the impact of offsetting cash collateral against derivative instruments, refer to Note 14 – Trading assets and liabilities.

ASC Topic 820 – Fair Value Measurements and Disclosures
In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-12 is applicable to an investment that has the attributes defined by ASC Topic 946, Financial Services – Investment Companies, but does not have a readily determinable fair value. For those investments that are within its scope, ASU 2009-12 permits, as a practical expedient, an entity to measure the fair value of an investment using net asset value (NAV) per share of the investment and also requires additional disclosures about the attributes of such investments.

ASU 2009-12 was effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 did not have a material impact on the Group’s financial condition, results of operations, cash flows or net classification within the fair value hierarchy. For further information related to the disclosure requirements of ASU 2009-12, refer to Note 32 – Financial Instruments.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-5 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance, however early application is permitted. The adoption of ASU 2009-05 on October 1, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In October 2008, the FASB issued guidance to clarify the application of Topic 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In February 2007, the FASB issued guidance to create an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with relevant changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The guidance also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment.

The Group adopted the guidance on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information on fair values, refer to Note 32 – Financial instruments.

In September 2006, the FASB issued guidance to establish a single authoritative definition of fair value, to set out a framework for measuring fair value, and to require additional disclosures for instruments carried at fair value. The guidance applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. The guidance also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying ASC Topic 940 – Financial Services – Broker and Dealers and ASC Topic 946 – Financial Services – Investment Companies. The guidance also requires the Group to consider its own credit spreads when measuring the fair value of liabilities.

The Group adopted the provisions of the guidance on January 1, 2007. As a result of this adoption, the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information on fair values, refer to Note 32 – Financial instruments.

ASC Topic 825 – Financial Instruments
In April 2009, the FASB issued guidance to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The guidance was effective for interim reporting periods ending after June 15, 2009. The guidance mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 855 – Subsequent Events
In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09), an update to Topic 855 – Subsequent Events. ASU 2010-09 provides amendments as follows:

(i) an entity that either (a) is an SEC filer or (b) is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued;

(ii) an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated; and
(iii) the scope of the reissuance disclosure requirements is refined to include revised financial statements only.
ASU 2010-09 was effective upon issuance. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on:
(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In December 2008, the FASB issued guidance to require public entities to provide additional disclosures about transfers of financial assets and their involvement with VIEs.
The Group adopted the disclosure requirements of the guidance on December 31, 2008. For further information, refer to Note 31 – Transfers of financial assets and variable interest entities.
In February 2008, the FASB issued guidance regarding a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 860 – Transfer and Servicing
In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfer of Financial Assets” (ASU 2009-16). ASU 2009-16 was issued to update the Codification for the June 2009 issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140”, which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. As this standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions, the Group does not believe that its financial condition, results of operations and cash flows will be materially impacted by the adoption of ASU 2009-16.

ASC Topic 810 – Consolidation
In February 2010, the FASB issued ASU 2010-10, “Amendments for Certain Investment Funds” (ASU 2010-10), an update to Topic 810 – Consolidation. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply investment company accounting. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualified special purpose entities (QSPEs). An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of VIEs in Subtopic 810-10 (before the SFAS 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20. The amendments in ASU 2010-10 do not defer the disclosure requirements in the SFAS 167 amendments to Topic 810.

ASU 2010-10 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. The impact of adopting ASU 2010-10 on January 1, 2010 is included in the impacts reported below regarding the adoption of ASU 2009-17.

In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17). ASU 2009-17 was issued to update the Codification for the June 2009 issued standard SFAS 167. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.

ASU 2009-17 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter.
The adoption of ASU 2009-17 on January 1, 2010 resulted in an increase in assets of CHF 15 billion to our opening consolidated balance sheet and a reduction in opening retained earnings of approximately CHF 2 billion. The consolidation of these entities did not have an impact on tier 1 capital or risk-weighted assets.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities became intercompany transactions and are eliminated.
ASC Topic 815 – Derivatives and Hedging
In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASU 2010-11), an update to Topic 815 – Derivatives and Hedging. ASU 2010-11 provides clarification on the scope exception in Topic 815 to clarify the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption and it relates only to the subordination of one financial instrument to another.

ASU 2010-11 is effective for the first fiscal quarter beginning after June 15, 2010 with early adoption permitted. The adoption of ASU 2010-11 is not expected to have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition, the reporting entity should expand its disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such will not impact the Group’s financial position, results of operations or cash flows.

3 Business developments
The Group’s significant divestitures and acquisitions for the years ended December 31, 2009, 2008 and 2007, respectively, as well as the Group’s significant shareholders are discussed below.
Divestitures
In 2009, the Group completed the sale of part of its traditional investment strategies business in Asset Management to Aberdeen Asset Management (Aberdeen) announced on December 31, 2008. For further information refer to Note 4 – Discontinued operations.

Acquisitions
There were no significant acquisitions in 2009.
In 2008, the Group acquired over 80% of Asset Management Finance LLC (AMF) for USD 384 million (CHF 423 million) in newly issued Credit Suisse Group AG shares (Group shares). AMF provides capital to asset managers in exchange for a passive non-voting, limited-term interest in a manager’s future revenues.

In 2007, the Group completed its acquisition of a majority interest in Hedging-Griffo, a leading asset management and private banking company in Brazil, for CHF 421 million. The Group expects to acquire the remaining interests over a period of five years. In addition, the Group acquired Lime Financial Services, a wholesale nonprime residential lender based in Lake Oswego, Oregon.

Significant shareholders
In connection with the Group’s raising of tier 1 capital from a small group of investors announced on October 16, 2008, Qatar Holding LLC, a company controlled by the Qatar Investment Authority, reported on October 22, 2008 that it holds 99.8 million shares, or 8.9%, of the registered shares in Credit Suisse Group AG. No further notification from Qatar Holding LLC has been received in 2009.

Through disclosure notification on September 30, 2009, Crescent Holding GmbH, a company controlled by the Olayan Group, reported that it increased its holdings to 78.4 million shares, or 6.6%, of the registered shares in Credit Suisse Group AG on September 25, 2009.

4 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investment strategies business in Asset Management to Aberdeen. The transaction was completed in stages with the final closing on July 1, 2009. The gain on disposal in 2009 represented gains from the deconsolidation of subsidiaries and primarily included valuation gains of CHF 228 million on the Aberdeen shares received and the effect of a decrease in net assets transferred to Aberdeen. The loss on disposal in 2008 included a charge on allocated goodwill of CHF 577 million. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, representing a total interest of 23.9%. Prior to this transaction, Aberdeen was an unrelated party to the Group.

The results of operations of the business sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in the fourth quarter of 2008. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	2009		2008	2007

Income/(loss) from discontinued operations (CHF million)

Net revenues	56		346	413

Total expenses	(167)		(393)	(405)

Income/(loss) from discontinued operations before taxes	(111)		(47)	8

Gain/(loss) on disposal	261	[1]	(463)	0

Income tax expense/(benefit)	(19)		21	2

Income/(loss) from discontinued operations, net of tax	169		(531)	6

1 Represents net gains/(losses) from the deconsolidation of subsidiaries. The Group did not retain any investment in the former subsidiaries.

5 Segment information
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of >>high-net-worth and >>ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.

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

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest (SEI) in such revenues and expenses are reported as noncontrolling interests without SEI. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

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
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
The Group centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank). The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) from continuing operations before taxes
in	2009	2008	2007

Net revenues (CHF million)

Private Banking	11,662	12,907	13,522

Investment Banking	20,537	(1,971)	18,584

Asset Management	1,842	632	2,390

Corporate Center	(424)	294	43

Noncontrolling interests without significant economic interest	(323)	(2,594)	4,782

Net revenues	33,294	9,268	39,321

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	3,651	3,850	5,486

Investment Banking	6,845	(13,792)	3,496

Asset Management	35	(1,185)	350

Corporate Center	(1,948)	(1,036)	(192)

Noncontrolling interests without significant economic interest	(506)	(2,739)	4,600

Income/(loss) from continuing operations before taxes	8,077	(14,902)	13,740

Total assets
end of	2009	2008

Total assets (CHF million)

Private Banking	345,488	374,771

Investment Banking	819,081	976,713

Asset Management	19,289	21,580

Corporate Center	(161,826)	(217,147)

Noncontrolling interests without significant economic interest	9,395	14,433

Total assets	1,031,427	1,170,350

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2009	2008	2007

Net revenues (CHF million)

Switzerland	10,383	12,869	11,656

EMEA	6,641	(3,774)	10,594

Americas	13,876	(751)	14,565

Asia Pacific	2,394	924	2,506

Net revenues	33,294	9,268	39,321

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	2,383	5,387	4,166

EMEA	649	(10,137)	3,646

Americas	5,234	(8,307)	5,975

Asia Pacific	(189)	(1,845)	(47)

Income/(loss) from continuing operations before taxes	8,077	(14,902)	13,740

The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2009	2008

Total assets (CHF million)

Switzerland	178,026	177,712

EMEA	271,640	329,072

Americas	495,950	581,432

Asia Pacific	85,811	82,134

Total assets	1,031,427	1,170,350

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2009	2008	2007

Net interest income (CHF million)

Loans	6,275	8,989	9,007

Investment securities	243	639	743

Trading assets	13,333	18,213	22,974

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,079	13,533	22,471

Other	2,358	6,565	7,355

Interest and dividend income	25,288	47,939	62,550

Deposits	(2,970)	(10,365)	(15,931)

Short-term borrowings	(248)	(498)	(971)

Trading liabilities	(7,362)	(8,516)	(8,665)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,261)	(12,521)	(21,132)

Long-term debt	(5,031)	(4,920)	(4,736)

Other	(525)	(2,583)	(2,673)

Interest expense	(18,397)	(39,403)	(54,108)

Net interest income	6,891	8,536	8,442

7 Commissions and fees
in	2009	2008	2007

Commissions and fees (CHF million)

Lending business	1,048	815	2,054

Investment and portfolio management	4,289	5,263	5,821

Other securities business	136	215	231

Fiduciary business	4,425	5,478	6,052

Underwriting	2,375	1,049	1,810

Brokerage	4,102	4,925	5,848

Underwriting and brokerage	6,477	5,974	7,658

Other services	1,800	2,545	3,165

Commissions and fees	13,750	14,812	18,929

8 Other revenues
in	2009	2008	2007

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	(523)	(2,750)	4,674

Loans held-for-sale	(287)	(269)	(638)

Long-lived assets held-for-sale	24	56	59

Equity method investments	120	(82)	196

Other investments	549	(1,540)	1,049

Other	619	385	464

Other revenues	502	(4,200)	5,804

9 Provision for credit losses
in	2009	2008	2007

Provision for credit losses (CHF million)

Provision for loan losses	315	585	40

Provision for lending-related and other exposures	191	228	200

Provision for credit losses	506	813	240

10 Compensation and benefits
in	2009	2008	2007

Compensation and benefits (CHF million)

Salaries and variable compensation	13,412	11,683	14,400

Social security	1,015	771	859

Other	586	800	839

Compensation and benefits	15,013	13,254	16,098

11 General and administrative expenses
in	2009	2008	2007

General and administrative expenses (CHF million)

Occupancy expenses	1,190	1,156	1,156

IT, machinery, etc.	1,230	1,215	1,117

Provisions and losses	1,457	955	113

Travel and entertainment	448	583	618

Professional services	1,835	2,140	2,348

Goodwill impairment	0	82	0

Amortization and impairment of other intangible assets	49	121	36

Other	1,492	1,557	1,445

General and administrative expenses	7,701	7,809	6,833

12 Earnings per share
in	2009	2008		2007

Net income/(loss) attributable to shareholders (CHF million)

Income/(loss) from continuing operations	6,555	(7,687)		7,754

Income/(loss) from discontinued operations, net of tax	169	(531)		6

Net income/(loss) attributable to shareholders	6,724	(8,218)		7,760

Preferred securities dividends	(131)	(60)		0

Net income/(loss) attributable to shareholders for basic earnings per share	6,593	(8,278)		7,760

Available for common shares	6,204	(8,459)		7,388

Available for unvested share-based payment awards [1]	389	181		372

Net income/(loss) attributable to shareholders for diluted earnings per share	6,593	(8,278)		7,760

Available for common shares	6,214	(8,459)		7,399

Available for unvested share-based payment awards [1]	379	181		361

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,174.2	1,056.6		1,044.6

Dilutive share options and warrants	6.3	0.0		10.4

Dilutive share awards	29.5	0.0		35.9

Weighted-average shares outstanding for diluted earnings per share available for common shares [2]	1,210.0	1,056.6	[3]	1,090.9

Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	73.9	75.7		53.7

Basic earnings per share available for common shares (CHF)

Basic earnings/(loss) per share from continuing operations	5.14	(7.51)		7.06

Basic earnings/(loss) per share from discontinued operations	0.14	(0.50)		0.01

Basic earnings/(loss) per share available for common shares	5.28	(8.01)		7.07

Diluted earnings per share available for common shares (CHF)

Diluted earnings/(loss) per share from continuing operations	5.01	(7.51)		6.77

Diluted earnings/(loss) per share from discontinued operations	0.13	(0.50)		0.01

Diluted earnings/(loss) per share available for common shares	5.14	(8.01)		6.78

1 Losses are not allocated to unvested share-based payment awards. 2 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 57.3 million, 66.8 million and 31.2 million for 2009, 2008 and 2007, respectively. 3 Due to the net loss in 2008, 6.9 million weighted-average share options and warrants outstanding and 22.1 million weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

13 Securities borrowed, lent and subject to repurchase agreements
end of	2009	2008

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	120,951	158,873

Deposits paid for securities borrowed	88,548	110,155

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	209,499	269,028

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	163,615	211,196

Deposits received for securities lent	28,072	32,174

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,687	243,370

Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2009 and 2008.

14 Trading assets and liabilities
end of	2009	2008

Trading assets (CHF million)

Debt securities	159,415	153,259

Equity securities [1]	100,531	73,145

Derivative instruments [2]	55,131	105,275

Other	17,161	11,099

Trading assets	332,238	342,778

Trading liabilities (CHF million)

Short positions	76,946	60,016

Derivative instruments [2]	56,535	94,449

Trading liabilities	133,481	154,465

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	2009	2008

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	32,231	51,737

Receivables not netted [1]	16,025	16,994

Total	48,256	68,731

Cash collateral payables (CHF million)

Payables netted against derivative positions	28,808	36,176

Payables not netted [1]	18,905	27,699

Total	47,713	63,875

1 Recorded as cash collateral on derivative instruments in Note 21 - Other assets and other liabilities.

15 Investment securities
end of	2009	2008

Investment securities (CHF million)

Debt securities held-to-maturity	439	804

Securities available-for-sale	10,793	13,019

Total investment securities	11,232	13,823

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2009 (CHF million)

Debt securities issued by foreign governments	410	0	0	410

Other debt securities	29	0	0	29

Debt securities held-to-maturity	439	0	0	439

Debt securities issued by the Swiss federal, cantonal or local governmental entities	291	14	0	305

Debt securities issued by foreign governments	8,718	277	2	8,993

Corporate debt securities	975	21	7	989

Collateralized debt obligations	321	19	0	340

Other debt securities	59	0	0	59

Debt securities available-for-sale	10,364	331	9	10,686

Banks, trust and insurance companies	84	9	0	93

Industry and all other	13	1	0	14

Equity securities available-for-sale	97	10	0	107

Securities available-for-sale	10,461	341	9	10,793

2008 (CHF million)

Debt securities issued by foreign governments	775	0	0	775

Other	29	0	1	28

Debt securities held-to-maturity	804	0	1	803

Debt securities issued by the Swiss federal, cantonal or local governmental entities	331	13	0	344

Debt securities issued by foreign governments	10,839	103	40	10,902

Corporate debt securities	1,398	7	30	1,375

Other	288	9	0	297

Debt securities available-for-sale	12,856	132	70	12,918

Equity securities available-for-sale	98	3	0	101

Securities available-for-sale	12,954	135	70	13,019

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2009 (CHF million)

Debt securities issued by foreign governments	203	1	29	1	232	2

Corporate debt securities	0	0	138	7	138	7

Debt securities available-for-sale	203	1	167	8	370	9

2008 (CHF million)

Debt securities held-to-maturity	28	1	0	0	28	1

Debt securities issued by foreign governments	0	0	5,090	40	5,090	40

Corporate debt securities	145	6	215	24	360	30

Debt securities available-for-sale	145	6	5,305	64	5,450	70

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2009	2008	2007	2009	2008	2007

Additional information (CHF million)

Proceeds from sales	723	2	2,878	168	53	26

Realized gains	17	3	24	22	0	8

Realized losses	(14)	0	(7)	(1)	0	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2009 (CHF million)

Due within 1 year	439	439	0.46	1,950	1,962	2.51

Due from 1 to 5 years	0	0	–	6,574	6,820	3.31

Due from 5 to 10 years	0	0	–	1,659	1,714	3.33

Due after 10 years	0	0	–	181	190	4.30

Total debt securities	439	439	0.46	10,364	10,686	3.18

16 Other investments
end of	2009	2008

Other investments (CHF million)

Equity method investments	3,679	2,787

Non-marketable equity securities [1]	17,795	21,778

Real estate held for investment	420	445

Life finance instruments [2]	2,099	1,992

Total other investments	23,993	27,002

1 Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee. 2 Includes life settlement contracts at investment method and SPIA contracts.

Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Broker and Dealers. Non-marketable equity securities include investments in entities that regularly calculate NAV per share or its equivalent. For further information on such investments, refer to Note 32 – Financial instruments.

Substantially all non-marketable equity securities are carried at fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2009 and 2007, no impairment charges were recorded. Impairment charges of CHF 22 million were recorded in 2008.

The accumulated depreciation related to real estate held for investment amounted to CHF 375 million, CHF 368 million and CHF 367 million for 2009, 2008 and 2007, respectively.
17 Loans
end of	2009	2008

Loans (CHF million)

Banks	95	1

Commercial	43,893	44,370

Consumer	89,045	86,911

Public authorities	1,036	1,092

Lease financings	2,620	2,532

Switzerland	136,689	134,906

Banks	7,836	8,440

Commercial	69,036	70,384

Consumer	19,765	20,116

Public authorities	4,161	2,319

Lease financings	1,113	1,298

Foreign	101,911	102,557

Gross loans	238,600	237,463

Net (unearned income)/deferred expenses	(25)	(27)

Allowance for loan losses	(1,395)	(1,639)

Net loans	237,180	235,797

Impaired loan portfolio (CHF million)

Gross impaired loans	2,297	2,725

of which loans with a specific allowance	1,946	2,533

of which loans without a specific allowance	351	192

Allowance for loan losses
in	2009	2008	2007

Allowance for loan losses (CHF million)

Balance at beginning of period	1,639	1,234	1,484

Change in accounting	0	0	(61)	[1]

Net movements recognized in statements of operations	315	585	40

Gross write-offs	(674)	(230)	(295)

Recoveries	63	89	93

Net write-offs	(611)	(141)	(202)

Provisions for interest	43	19	1

Foreign currency translation impact and other adjustments, net	9	(58)	(28)

Balance at end of period	1,395	1,639	1,234

of which a specific loan loss allowance	984	1,167	850

of which an inherent loan loss allowance	411	472	384

1 Related to the adoption of the fair value option.

As of December 31, 2009 and 2008, the Group did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
Additional loan information
in / end of	2009	2008	2007

Additional loan information (CHF million)

Average balance of impaired loans	2,319	2,467	1,909

Interest income recognized	32	12	29

Interest income recognized on a cash basis	32	12	29

Net gains/(losses) on the sale of loans	(287)	(269)	(638)

Total non-performing and non-interest-earning loans	1,633	1,912	1,350

18 Premises and equipment
end of	2009	2008

Premises and equipment (CHF million)

Buildings and improvements	3,766	3,830

Land	867	860

Leasehold improvements	1,920	1,874

Software	3,233	2,592

Equipment	3,216	3,056

Premises and equipment	13,002	12,212

Accumulated depreciation	(6,566)	(5,862)

Total premises and equipment, net	6,436	6,350

The depreciation expenses for 2009, 2008 and 2007 were CHF 1,019 million, CHF 871 million and CHF 856 million, respectively. The carrying value of the Group’s premises and equipment is tested for impairment on a regular basis. This revaluation process identifies premises and equipment to be written down to their fair values, establishing a new cost base. In 2009 and 2008, impairment charges of CHF 45 million and CHF 100 million, respectively, were recorded. The impairment charges in 2008 included CHF 92 million on software and were primarily in connection with the accelerated implementation of the Group’s strategic plan. No significant impairment charges were recorded in 2007.

19 Goodwill and other intangible assets
Goodwill
end of 2009	Private Banking	Investment Banking	Asset Manage- ment		Credit Suisse Group

Gross amount of goodwill (CHF million)

Balance at beginning of period	765	7,054	1,593		9,412

Foreign currency translation impact	24	(129)	(10)		(115)

Other	0	0	52	[1]	52

Balance at end of period	789	6,925	1,635		9,349

Accumulated impairment losses (CHF million)

Balance at beginning of period	0	82	0		82

Balance at end of period	0	82	0		82

Net book value (CHF million)

Net book value	789	6,843	1,635		9,267

1 Final purchase price adjustment in connection with the acquisition of AMF in 2008.

end of 2008	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse Group

Gross amount of goodwill (CHF million)

Balance at beginning of period	975	7,465	2,442	10,882

Goodwill acquired during the year	1	15	76	92

Discontinued operations	0	0	(577)	(577)

Foreign currency translation impact	(126)	(391)	(258)	(775)

Other	(85)	(35)	(90)	(210)

Balance at end of period	765	7,054	1,593	9,412

Accumulated impairment losses (CHF million)

Balance at beginning of period	0	0	0	0

Impairment losses	0	82	0	82

Balance at end of period	0	82	0	82

Net book value (CHF million)

Net book value	765	6,972	1,593	9,330

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event. As of December 31, 2009 and 2008, the Group’s market capitalization was above book value.
In estimating the fair value of its reporting units the Group applied a market approach where consideration is given to price to projected earning multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries.

In determining the estimated fair value, the Group relied upon its three-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions.

The Group determined that the fair value of its reporting units substantially exceeded their carrying values, and concluded that no impairment of its remaining goodwill was necessary as of December 31, 2009 and 2008.

As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. During 2009, there were no acquisitions that generated goodwill upon consolidation. During 2008, the Group completed several acquisitions that generated goodwill upon consolidation. The most significant was the acquisition of over 80% of AMF for USD 384 million (CHF 423 million) of newly issued Group shares.

In 2008, the Group recorded CHF 82 million of goodwill impairment charges, which are recorded in Corporate Center. The impairment charges were in connection with the accelerated implementation of its strategy and its decision to exit its non-integrated mortgage origination businesses in Investment Banking.

In 2008, the Group recorded a charge on the allocated goodwill of CHF 577 million, which is included in discontinued operations. The charge was in connection with its agreement to sell part of its traditional investment strategies business. For further information, refer to Note 4 – Discontinued operations.

Goodwill was also negatively impacted by foreign exchange fluctuations in goodwill denominated in US dollars in both 2009 and 2008.
Other intangible assets
	2009			2008

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	28	(22)	6	29	(22)	7

Client relationships	569	(314)	255	527	(266)	261

Other	108	(108)	0	109	(109)	0

Total amortizing other intangible assets	705	(444)	261	665	(397)	268

Non-amortizing other intangible assets	67	–	67	155	–	155

Total other intangible assets	772	(444)	328	820	(397)	423

As of December 31, 2009 and 2008, the fair value of mortgage servicing rights was CHF 30 million and CHF 113 million, respectively.
The aggregate amortization expenses for 2009, 2008 and 2007 were CHF 42 million, CHF 61 million and CHF 30 million, respectively. No significant impairment charges were recorded in 2009 and 2007. In 2008, the Group recorded an impairment charge of CHF 60 million as the carrying amount of certain client relationships in Asset Management and Private Banking exceeded the expected future cash flows. In connection with the Group’s agreement to sell part of its traditional investment strategies business, CHF 17 million of non-amortizing intangible assets were reclassified to discontinued operations in 2008.

Estimated amortization expenses (CHF million)

2010	35

2011	33

2012	31

2013	29

2014	28

20 Life settlement contracts
2009	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method [1]

Number of contracts	493	909	451	933	1,720	4,312	8,818

Carrying value (CHF million)	49	33	25	37	106	581	831

Face value (CHF million)	23	41	39	55	263	3,813	4,234

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	75	75

2008

Fair value method [1]

Number of contracts	350	322	898	386	762	5,725	8,443

Carrying value (CHF million)	18	16	38	20	44	998	1,134

Face value (CHF million)	19	16	43	25	65	5,102	5,270

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	50	50

Face value (CHF million)	–	–	–	–	–	76	76

1 Time bands reflect life expectancy.

On life settlement contracts accounted for under the fair value method in 2009, 2008 and 2007, a realized loss of CHF 39 million and realized gains of CHF 47 million and CHF 241 million, respectively, were recognized. On contracts that were held as of December 31, 2009 and 2008, unrealized losses of CHF 8 million and CHF 130 million, respectively, were recognized.

No life insurance premiums are anticipated to be paid for those contracts accounted for under the investment method as of December 31, 2009, for each of the next five years.
Central to the calculation of >>fair value for life settlement contracts is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data obtained from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

21 Other assets and other liabilities
end of	2009	2008

Other assets (CHF million)

Cash collateral on derivative instruments	16,025	16,994

Cash collateral on non-derivative transactions	1,827	3,152

Derivative instruments used for hedging	2,022	3,345

Assets held-for-sale	14,570	23,330

of which loans	14,287	23,166

of which real estate	270	164

Interest and fees receivable	5,755	7,515

Deferred tax assets	9,137	10,627

Prepaid expenses	970	533

Failed purchases	172	2,045

Other	18,266	18,256

Other assets	68,744	85,797

Other liabilities (CHF million)

Cash collateral on derivative instruments	18,905	27,699

Cash collateral on non-derivative transactions	29	1,333

Derivative instruments used for hedging	1,198	359

Provisions [1]	1,770	1,802

of which off-balance sheet risk	603	484

Interest and fees payable	7,028	9,629

Current tax liabilities	1,519	1,902

Deferred tax liabilities	318	857

Failed sales	9,258	9,251

Other	31,507	31,966

Other liabilities	71,532	84,798

1 Includes provisions for bridge commitments.

As of December 31, 2009, the Group held CHF 14.3 billion of loans held-for-sale, including CHF 8.8 billion in restricted loans, which represented collateral on secured borrowings, and CHF 0.7 billion in loans held in trusts, which are consolidated as a result of failed sales under US GAAP.

22 Deposits
	2009			2008

end of	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	9,035	2,541	11,576	7,464	1,657	9,121

Interest-bearing demand deposits	89,862	19,965	109,827	55,990	21,282	77,272

Savings deposits	50,011	37	50,048	41,584	38	41,622

Time deposits	26,407	125,050	151,457	46,095	181,059	227,154

Total deposits	175,315	147,593	322,908	151,133	204,036	355,169

of which due to banks	–	–	36,214	–	–	58,183

of which customer deposits	–	–	286,694	–	–	296,986

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2009 and 2008, CHF 21 million and CHF 174 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2009 and 2008, the Group had CHF 150.9 billion and CHF 224.2 billion, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

23 Long-term debt
end of	2009	2008

Long-term debt (CHF million)

Senior	134,806	125,081

Subordinated	24,559	25,633

Long-term debt	159,365	150,714

of which reported at fair value	74,513	79,456

Total long-term debt is comprised of debt issuances managed by Treasury which do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign exchange denominated fixed and variable rate bonds.

The interest rate ranges presented in the table below are based on the contractual terms of the Group’s vanilla debt. Interest rate ranges for future coupon payments on structured products for which >>fair value has been elected are not included in the table below as these coupons are dependent upon the embedded derivative and prevailing market conditions at the time each coupon is paid. In addition, the effects of derivatives used for hedging are not included in the interest rate ranges on the associated debt.

Long-term debt by maturities
end of	2010	2011	2012	2013	2014	Thereafter	Total

Parent company (CHF million)

Senior debt
Fixed rate	–	–	1,289	–	–	424	1,713

Variable rate	–	–	–	–	–	–	–

Interest rates (range in %) [1]	–	–	3.1	–	–	7.3	–

Subordinated debt
Fixed rate	1,295	594	158	–	–	2,698	4,745

Interest rates (range in %) [1]	6.6-8.3	6.3	3.2	–	–	3.6-8.5	–

Subtotal - Parent company	1,295	594	1,447	–	–	3,122	6,458

Subsidiaries (CHF million)

Senior debt
Fixed rate	8,496	11,363	10,217	14,421	8,146	17,946	70,589

Variable rate	16,419	11,917	11,138	8,006	4,191	10,833	62,504

Interest rates (range in %) [1]	0.5-6.4	0.5-7.0	0.8-11.5	0.5-8.5	1.4-6.1	0.4-8.8	–

Subordinated debt
Fixed rate	1,070	611	124	1,234	158	15,773	18,970

Variable rate	–	–	–	–	–	844	844

Interest rates (range in %) [1]	2.2-8.3	4.3-6.9	6.9-7.1	6.6	5.1	1.0-11.0	–

Subtotal - Subsidiaries	25,985	23,891	21,479	23,661	12,495	45,396	152,907

Total long-term debt	27,280	24,485	22,926	23,661	12,495	48,518	159,365

of which structured notes	9,710	8,382	7,500	3,597	3,287	8,472	40,948

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

The Group maintains a shelf registration statement with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by certain subsidiaries, on a senior and subordinated basis. The Group amended its shelf registration statement at the end of March 2007 to add the Bank as an issuer of non-convertible debt securities. For further information on the subsidiary guarantees, refer to Note 38 – Supplementary subsidiary guarantee information.

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

There are no significant restrictions on the ability of the Group to obtain funds from its subsidiaries by dividends or loans.
24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2009 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	30	(609)	62	(368)	30	(855)

Increase due to equity method investments	87	0	0	0	0	87

Reclassification adjustments, included in net income	(13)	50	(15)	20	27	69

Balance at end of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

2008 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	(14)	(3,550)	(62)	(1,643)	(7)	(5,276)

Decrease due to equity method investments	(57)	0	0	0	0	(57)

Reclassification adjustments, included in net income	0	0	9	34	28	71

Cumulative effect of accounting changes, net of tax	0	0	0	8	7	15

Balance at end of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

2007 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	(2,110)	(117)	(5,033)

Increase/(decrease)	8	(1,783)	9	1,075	(39)	(730)

Decrease due to equity method investments	(41)	0	0	0	0	(41)

Reclassification adjustments, included in net income	(5)	0	(11)	93	25	102

Cumulative effect of accounting changes, net of tax	6	0	4	0	0	10

Balance at end of period	(74)	(4,661)	116	(942)	(131)	(5,692)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 25 - Tax and Note 28 - Pension and other post-retirement benefits.

25 Tax
Income/(loss) from continuing operations before taxes in Switzerland and foreign countries
in	2009	2008	2007

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	2,383	5,387	4,166

Foreign	5,694	(20,289)	9,574

Income/(loss) from continuing operations before taxes	8,077	(14,902)	13,740

Details of current and deferred taxes
in	2009	2008	2007

Current and deferred taxes (CHF million)

Switzerland	203	113	795

Foreign	757	226	1,529

Current income tax expense/(benefit)	960	339	2,324

Switzerland	87	(220)	204

Foreign	788	(4,715)	(1,280)

Deferred income tax expense/(benefit)	875	(4,935)	(1,076)

Income tax expense/(benefit)	1,835	(4,596)	1,248

Income tax expense/(benefit) on discontinued operations	(19)	21	2

Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	0	1	1

Cumulative translation adjustment	(164)	(132)	(97)

Unrealized gains/(losses) on securities	16	(41)	4

Actuarial gains/(losses)	(116)	(461)	358

Net prior service credit/(cost)	15	7	(3)

Dividends	0	0	1

Cumulative effect of accounting changes	0	0	(288)

Share-based compensation and treasury shares	(176)	158	(42)

Reconciliation of taxes computed at the Swiss statutory rate
in	2009	2008	2007

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense/(benefit) computed at the statutory tax rate of 22%	1,777	(3,278)	3,023

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	882	(2,697)	(294)

Non-deductible amortization of other intangible assets and goodwill impairment	3	29	8

Other non-deductible expenses	540	273	375

Additional taxable income	71	226	296

Lower taxed income [1]	(694)	(1,770)	(1,130)

Income taxable to noncontrolling interests	313	1,000	(1,050)

Changes in tax law and rates	3	3	31

Changes in deferred tax valuation allowance [2]	(123)	1,756	690

Other [3,4]	(937)	(138)	(701)

Income tax expense/(benefit)	1,835	(4,596)	1,248

1 Included in 2008 was a tax benefit of CHF 588 million in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries. 2008 also included a tax benefit of CHF 290 million in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. 2 Included in 2009 was a tax benefit of CHF 567 million resulting from the release of valuation allowances on deferred tax assets for one of the Group's operating entities in the US. This benefit was partially offset by a net increase to the valuation allowance on deferred tax assets on net tax loss carry-forwards of CHF 433 million. In 2008 and 2007 there was a tax benefit of CHF 125 million and CHF 39 million, respectively, resulting from the release of valuation allowance on deferred tax assets on net tax loss carry-forwards, offset by additions. 3 Included in 2009 and 2008 are foreign exchange translation gains of CHF 460 million and foreign exchange translation losses of CHF 467 million, respectively, relating to deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward. Included in 2009 and 2008 is an amount of CHF 156 million and CHF 163 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 4 2009 included a tax benefit of CHF 91 million relating to the increase of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent increase of valuation allowance on deferred tax assets on net operating losses carried forward. 2008 and 2007 included a charge of CHF 25 million and CHF 11 million, respectively, relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowance on deferred tax assets on net operating loss carry-forwards. Included in 2007 is a CHF 512 million benefit related to previously unrecognized deferred tax assets due to changes in the assessment of certain US state and local tax positions.

As of December 31, 2009, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 7.0 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2009	2008

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,293	2,614

Loans	660	1,583

Investment securities	39	30

Provisions	1,368	836

Derivatives	104	456

Real estate	200	136

Net operating loss carry-forwards	8,574	9,658

Other	103	102

Gross deferred tax assets before valuation allowance	13,341	15,415

Less valuation allowance	(2,799)	(2,976)

Gross deferred tax assets net of valuation allowance	10,542	12,439

Compensation and benefits	(144)	(47)

Loans	(9)	(10)

Investment securities	(294)	(1,272)

Business combinations	(650)	(469)

Derivatives	(263)	(447)

Leasing	(80)	(79)

Real estate	(80)	(77)

Other	(203)	(268)

Gross deferred tax liabilities	(1,723)	(2,669)

Net deferred tax assets	8,819	9,770

The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 9,328 million as of the end of 2008 to CHF 8,438 million, net of a valuation allowance of CHF 1,097 million in respect of the deferred tax assets held in a US entity, as of the end of 2009. During 2009 and 2008, CHF 460 million of foreign exchange translation gains and CHF 467 million of foreign exchange translation losses, respectively, arose on deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009, which had the effect of removing these foreign exchange movements going forward.

Amounts and expiration dates of net operating loss carry-forwards
end of 2009	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	71

Due to expire within 2 to 5 years	244

Due to expire within 6 to 10 years	10,258

Due to expire within 11 to 20 years	8,908

Amount due to expire	19,481

Amount not due to expire	13,730

Total net operating loss carry-forwards	33,211

Movements in the valuation allowance
	2009	2008	2007

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,976	1,384	728

Discontinued operations	0	(13)	0

Net changes	(177)	1,605	656

Balance at end of period	2,799	2,976	1,384

The Group has concluded that, with one exception noted below, no valuation allowance is needed against the deferred tax assets of its major operating entities. As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation has taken into account both positive and negative evidence related to expected future taxable income, the Group’s commitment to the integrated bank model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group’s core businesses and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US and UK. The Group has then compared those expected future results with the applicable law governing utilization of deferred tax assets; US tax law allows for a 20 year carry-forward period for net operating losses and UK tax law allows for an unlimited carry-forward period for net operating losses. The Group has concluded, based on the above analysis, that a partial valuation allowance against deferred tax assets is appropriate for one of its operating entities in the US.

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of operations were CHF 632 million, CHF 951 million and CHF 825 million in 2009, 2008 and 2007, respectively. For further information on share-based compensation, refer to Note 26 – Employee share-based compensation and other compensation benefits.

If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. The Group realized windfall tax benefits of CHF 179 million and CHF 73 million in 2009 and 2007, respectively, and incurred a shortfall tax charge of CHF 93 million in 2008 upon settlement of share-based compensation. In 2009 and 2008, zero and CHF 16 million, respectively of tax benefits were recognized in respect of tax on dividend equivalent payments. However, windfall deductions and dividend equivalents aggregating CHF 0.3 billion and CHF 1.6 billion for 2009 and 2008, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 131 million tax benefit will be recorded in additional paid-in capital.

Uncertain tax positions
US GAAP requires a two-step process in evaluating uncertain income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each income tax position is measured at the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement.

Interest and penalties are reported as tax expense. The amount of interest and penalties recognized in the consolidated statements of operations was a benefit of CHF 15 million and charges of CHF 4 million and CHF 30 million for 2009, 2008 and 2007, respectively. The amount of interest and penalties recognized in the consolidated balance sheets was CHF 272 million and CHF 250 million as of the end of 2009 and 2008, respectively.

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2009	2008

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	1,177	1,385

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	17	63

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(198)	(206)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	17	75

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(58)	(19)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(6)	(12)

Other (including foreign currency translation)	15	(109)

Balance at end of period	964	1,177

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 915 million and CHF 1,098 million on December 31, 2009 and December 31, 2008, respectively.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date.

It is reasonably possible that there will be a decrease of between zero and CHF 240 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the US – 1999; and the UK –1999.

26 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting share-based compensation and other compensation benefits is solely at the discretion of senior management. Variable compensation granted as part of a contractual obligation is typically used to compensate new senior employees in a single year for forfeited awards from previous employers upon joining the Group. It is the Group’s policy not to make multi-year guarantees.

Compensation and benefits for a given year include salaries, benefits and variable compensation. Variable compensation reflects the performance-based and retention compensation for the current year, the expense from share-based and other deferred compensation from prior-year awards and mark-to-market adjustments on certain fully vested awards. The portion of the variable compensation for the current year deferred through share-based and other awards is expensed in future periods and subject to restrictive features such as continued employment with the Group, vesting, forfeiture and blocking rules.

Compensation expense in any year includes expenses for share-based and other awards granted in prior years (including grants in 2009 for performance in 2008), which are recognized over the terms of the awards. Recognition of expense in the consolidated statements of operations relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation and other awards granted in 2009 and prior years recognized in compensation and benefits in the consolidated statements of operations was CHF 3,356 million (including CHF 629 million of Partner Asset Facility (PAF)), CHF 3,539 million (including CHF 457 million of PAF) and CHF 2,669 million for 2009, 2008 and 2007, respectively. As of December 31, 2009, the total estimated unrecognized compensation expense of CHF 1,875 million related to non-vested share-based compensation and other compensation benefits relating to awards granted in 2009 and prior years will be recognized over the remaining weighted-average requisite service period of 1.4 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation but it can also issue new shares out of available conditional capital. For 2009, 2008 and 2007, the Group delivered 39.1 million, 17.2 million and 22.1 million Group shares, respectively, to employees.

Share-based compensation
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

The inputs for expected volatility and dividend yield used in estimating fair values are based upon the implied market volatility and dividend yield of traded options on Group shares, the historical volatility and dividend yield of the Group shares and other relevant factors that indicate how the future is expected to differ from the past. Beginning in 2009, the Group changed from a dividend yield assumption to a future dividend cash flow assumption based on market expectations. The expected risk-free interest rate is based on the current >>London Interbank Offered Rate (LIBOR) rate as of the date of grant that corresponds with the expected term of the award. LIBOR rates are used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is generally based on the contractual term of each instrument.

The following table illustrates the significant assumptions used to estimate the fair value of Incentive Share Units (ISUs), Performance Incentive Plan (PIP) awards, share awards and share options granted in 2009 and prior years based on the annual variable compensation process.

Significant fair value assumptions
	2009	2008	2007

Significant assumptions

Expected volatility, in %	62.97	32.04	22.95

Expected dividend yield, in %	–	5.46	2.41

Expected dividend cash flows, in CHF
2009	0.10	–	–

2010	0.60	–	–

2011	1.00	–	–

Expected risk-free interest rate, in %	1.24	2.45	2.63

Expected term, in years	3	3	3

Incentive Share Unit
ISUs have been the main form of share-based deferred variable compensation for all employees since 2006. For 2009, ISUs were used for the deferred variable compensation awards for employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year period and could receive additional shares (ISU leverage unit) at the end of the three-year period. The number of ISU leverage units to be converted to additional shares is calculated by multiplying the total number of ISU base units granted, less forfeitures, by a share price multiplier. The share price multiplier is determined based on the actual increase in the weighted-average monthly share price versus the share price at grant date. One third of the ISU base units vests at the first anniversary of the grant date, one third at the second anniversary of the grant date and one third at the third anniversary. The ISU leverage units vest only on the third anniversary of the grant date. Group shares are delivered shortly after the ISU base units and the ISU leverage units vest. ISUs include a two-year moratorium on early retirement, determined after the grant date.

On January 21, 2010, the Group granted 6.0 million ISUs with a total value of CHF 325 million. The fair value of the ISU base unit was CHF 50.30 and the fair value of the ISU leverage unit was CHF 13.45. The fair value of the ISU leverage unit was based on a valuation using an expected volatility of 33.5%, expected dividend cash flows for 2010, 2011 and 2012 of CHF 1.45, CHF 1.55 and CHF 1.65, respectively, an expected risk-free rate of 1.0% and an expected term of three years. For the ISUs granted in January 2010, the number of additional shares per ISU was capped at a maximum of three times the grant value, with the delivery of no more than five shares. The recognition of compensation expense for the ISUs granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 360 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the increase in the Group’s average share price and future forfeitures over the three-year vesting period. The estimated unrecognized compensation expense will be recognized over the three-year vesting period, subject to early retirement rules.

On January 21, 2009, January 22, 2008 and January 23, 2007, the Group granted 26.1 million, 46.4 million and 26.7 million ISUs, respectively. The fair value of the 2009, 2008 and 2007 ISU base units were CHF 23.70, CHF 54.90 and CHF 87.30, respectively, and the fair value of the 2009, 2008 and 2007 ISU leverage units were CHF 6.98, CHF 10.69 and CHF 20.85, respectively. For the ISUs granted in January 2009, the number of additional shares per ISU was capped at a maximum of three times the grant value, with a delivery of no more than five shares. For the ISUs granted in January 2008, the number of additional shares per ISU was limited to a maximum of ten shares. For the ISUs granted in January 2007, the total payout per ISU was subject to a cap of three times the value of a Group share at grant date.

The compensation expense recognized in 2009, 2008 and 2007 related to ISUs granted in 2009 and prior years was CHF 1,645 million, CHF 2,375 million and CHF 1,159 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 799 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities
	2009	2008	2007

Number of awards (million)

Balance at beginning of period	59.8	25.4	–

Granted [1]	26.4	47.1	27.2

Settled	(43.6)	(10.0)	(0.4)

Forfeited	(1.1)	(2.7)	(1.4)

Balance at end of period	41.5	59.8	25.4

of which vested	2.7	1.4	0.0

of which unvested	38.8	58.4	25.4

1 Includes ISUs granted in January and through out the year.

Scaled Incentive Share Unit
The Scaled Incentive Share Unit (SISU) plan is a new share-based long-term incentive plan for managing directors and directors. SISUs were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors for 2009. SISUs are similar to ISUs except with four-year vesting and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares. The base component of the SISUs awarded on the grant date will vest equally over the four-year vesting period whereas the leverage component will only vest on the fourth anniversary of the grant date. The new performance condition links the final delivery of additional shares to the Group average ROE and if the Group average ROE over the four-year period is higher than a pre-set target established at the date of grant, the number of additional shares calculated by reference to the average Group share price increase will be adjusted positively, and if it is below the target, the number of additional shares will be adjusted negatively, but not below zero. The final number of additional shares to be delivered at the end of the four-year period is therefore determined first on the basis of the Group share price development (share price multiplier) and then on the basis of the Group average ROE development (ROE multiplier). Group shares are delivered after the SISUs vest. SISUs include a two-year moratorium on early retirement, determined from the date of grant.

On January 21, 2010, the Group granted 21.1 million SISUs with a total value of CHF 1,188 million. The fair value of the SISU base unit was CHF 50.30 and the fair value of the SISU leverage unit was CHF 13.44. The fair value of the SISU leverage unit was based on a valuation using an expected volatility of 33.42%, expected dividend cash flows for 2010, 2011, 2012 and 2013 of CHF 1.45, CHF 1.55, CHF 1.65 and CHF 1.75, respectively, an expected risk-free rate of 1.26% and an expected term of four years. For the SISUs granted in January 2010, the number of additional shares per SISU was capped at a maximum of three times the grant value, with the delivery of no more than three shares, prior to the application of the scaling factor, which can be as high as up to 2.5. The recognition of compensation expense for the SISUs granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 1,397 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the increase in the Group’s average share price, the Group average ROE and future forfeitures over the four-year vesting period. The estimated unrecognized compensation expense will be recognized over the four-year vesting period, subject to early retirement rules.

Adjustable Performance Plan Awards
The Adjustable Performance Plan (APP) is a new cash-based plan for managing directors and directors. APP awards were granted for the first time in January 2010 as part of 2009 variable compensation and comprised 50% of the deferred variable compensation awarded to managing directors and directors. These awards are subject to a three-year, pro-rata vesting schedule, and the final value of the APP awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments as described below.

For revenue-generating employees in the divisions, outstanding APP awards can be adjusted positively or negatively depending on the financial performance of the specific business areas in which the employees work. The adjustments are determined on an annual basis by calculating the profit or loss before variable compensation expense and taxes (adjusted profit or adjusted loss) of the business area in which the employee worked at the time of grant and in consideration of the Group ROE. In the case of a business area adjusted profit and a positive Group ROE for the year, all outstanding APP awards will be positively adjusted using the Group ROE percentage for that year as a multiplier. In the case of a business area adjusted profit but a negative Group ROE for the year, there will be no adjustment to all outstanding APP awards. In the case of a business area adjusted loss during any of the three years in the vesting period, a negative adjustment will be applied to all outstanding APP awards, irrespective of the Group ROE.

For employees in Shared Services and other support functions, as well as for all Executive Board members, all outstanding APP awards are linked to the Group’s adjusted profit or loss and the Group ROE, but are not dependent upon the adjusted profit or loss of the business areas that they support. Only an adjusted loss of the Group will trigger a negative adjustment of all outstanding APP awards. This link to Group performance is intended to ensure that the compensation of employees in support functions is not directly linked to the performance of the businesses they support.

On January 21, 2010, the Group granted APP awards with a total value of CHF 1,187 million. The recognition of compensation expense for the APP awards granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 1,621 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the relevant business area performance, Group ROE and future forfeitures over the three-year vesting period. The estimated unrecognized compensation expense will be recognized over the three-year vesting period, subject to early retirement rules.

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted performance incentive plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: (i) earnings performance as compared to predefined targets (performance conditions); and (ii) Group share price performance compared to predefined targets and relative to peers (market conditions). The performance conditions will determine the multiplier, ranging between zero and three, for the final number of PIP units. The market conditions will determine the number of Group shares that each PIP unit will convert into at settlement. This will range between zero and three Group shares for PIP I and zero and two Group shares for PIP II. The PIP I units granted in 2005 will ultimately settle for between zero and nine Group shares and the PIP II units granted in 2006 will ultimately settle for between zero and six Group shares.

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

Compensation expense for employees who do not become eligible for retirement during the scheduled vesting period is determined by taking the number of PIP units expected to vest, multiplied by both their grant date fair value and estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values consider an estimated outcome for the market conditions, are fixed at the grant date and are not remeasured or adjusted subsequent to the grant date unless the terms and conditions of the award are modified. Management reassesses its estimate of the outcome of the performance conditions annually and adjusts compensation expense accordingly. Based on the estimated outcome of the performance conditions as of December 31, 2009, the compensation expense reflected a conversion of each initial PIP I and PIP II award into 1.98 and 1.17 units, respectively, at the end of the vesting period. For December 31, 2008, the compensation expense reflected a conversion of each initial PIP I and PIP II award into 1.86 and 1.52 units, respectively, at the end of the vesting period. For December 31, 2007, the compensation expense reflected a conversion of each initial PIP I and PIP II into 3.00 units. These estimates depend upon the market environment and the Group’s financial performance over the remainder of the vesting periods and, therefore, management cannot predict whether the number of PIP units will be the maximum of three or a lesser amount.

The compensation (income)/expense recognized in 2009, 2008 and 2007 related to PIP I and PIP II was CHF (22) million, CHF 114 million and CHF 451 million, respectively. The reversal of the accrued expense in 2009 reflected forfeitures. PIP I was fully expensed as of December 31, 2009. The estimated unrecognized compensation expense related to PIP II as of December 31, 2009 was CHF 7 million and will be recognized over a period of one year. None of the PIP units were due for settlement as of December 31, 2009. Settlement of the PIP I awards is due in April 2010.

Performance Incentive Plan activities
	2009		2008		2007

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.4	12.2	6.5	12.3	6.3	12.4

Granted	–	–	0.1	–	0.4	–

Settled	0.0	0.0	0.0	0.0	0.0	0.0

Forfeited	(0.2)	(0.3)	(0.2)	(0.1)	(0.2)	(0.1)

Balance at end of period	6.2	11.9	6.4	12.2	6.5	12.3

of which vested	4.5	10.2	3.4	8.3	1.7	5.6

of which unvested	1.7	1.7	3.0	3.9	4.8	6.7

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included four different types of share awards: phantom shares, blocked shares, longevity premium awards (LPA) and special awards. These share awards entitle the holder to receive one Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and five years. In 2006, the Group introduced the ISU share-based plan described above to replace the PIP, phantom shares, blocked shares and LPA awards granted in prior years.

Phantom shares and blocked shares vest in three equal installments on each of the first, second and third anniversaries of the grant date and convert to Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest, depending on the location of the grant recipient.

LPA vest in full on the third anniversary of the grant date and either convert to Group shares within 120 days of vesting or are blocked for a period of one year after the shares vest, depending on the location of the grant recipient.

Special awards are generally shares, which may be granted to new employees. These special awards may contain vesting conditions, depending on the terms of employment.
The compensation expense recognized in 2009, 2008 and 2007 related to shares awarded under phantom share, blocked shares, LPA and special awards was CHF 282 million, CHF 593 million and CHF 1,059 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 481 million and the majority thereof will be recognized over a period of five years.

Share award activities
	2009		2008		2007

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.8	61.83	28.8	67.20	50.9	60.65

Granted	8.3	40.37	8.6	46.97	4.8	81.00

Settled	(12.8)	69.07	(15.1)	61.57	(24.6)	56.81

Forfeited	(0.8)	53.33	(1.5)	82.82	(2.3)	62.32

Balance at end of period	15.5	45.67	20.8	61.83	28.8	67.20

of which vested	1.2	–	0.2	–	0.3	–

of which unvested	14.3	–	20.6	–	28.5	–

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
There were no options granted during 2009, 2008 and 2007. As of December 31, 2009, the aggregate intrinsic value of options outstanding and exercisable was CHF 156 million and the weighted-average remaining contractual term was 1.8 years. As of the exercise date, the total intrinsic value of options exercised during 2009, 2008 and 2007 was CHF 10 million, CHF 7 million and CHF 318 million, respectively. Cash received from option exercises during 2009, 2008 and 2007 was CHF 30 million, CHF 17 million and CHF 350 million, respectively.

Share option activities
	2009		2008		2007

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	39.0	62.19	39.6	61.86	49.0	59.64

Exercised	(0.7)	40.80	(0.5)	37.97	(7.8)	47.50

Settled	(0.3)	68.36	0.0	0.00	(0.7)	60.19

Forfeited	0.0	70.95	0.0	0.00	(0.7)	75.31

Expired	(3.1)	52.05	(0.1)	41.99	(0.2)	35.52

Balance at end of period	34.9	63.49	39.0	62.19	39.6	61.86

Exercisable at end of period	34.8	63.49	37.9	61.56	38.2	61.12

As of December 31, 2009, there were 1.6 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 74 and a weighted-average remaining contractual term of 0.2 years. During 2009, 0.3 million options with a cash settlement feature were settled and 0.6 million expired.

As of December 31, 2009, 2.5 million additional options expired.
Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking.

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

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested over the first three months of 2009. All PAF awards remain subject to non-compete/non-solicit provisions that expire in respect of one third of the awards on each of the three anniversaries of the grant date. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the date of grant, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The compensation expense recognized in 2009 related to PAF was CHF 629 million, including the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during 2009. The compensation expense recognized in 2008 was CHF 457 million. There was no estimated unrecognized compensation expense as of December 31, 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in the first quarter of 2009, are subject to vesting ratably over a two-year period and other conditions, and any unvested CRA will have to be repaid if a triggering event, such as voluntary termination of employment, occurs. Compensation expense relating to CRA in 2009 was CHF 822 million. There was no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expense as of December 31, 2009 was CHF 588 million and will be recognized over a period of one year.

Hedging of awards
The Group economically hedges its estimated obligation to deliver Group shares under its employee share-based compensation programs through a combination of purchasing treasury shares in the market and entering into third-party hedge instruments. Additionally, in very limited circumstances, the Group may use its approved conditional capital to obtain shares for delivery of its share-based awards. The Group periodically revises its estimate of the expected number of shares to be delivered and adjusts its hedges accordingly.

27 Related parties
Board and Executive Board Compensation
For information on compensation to members of the Board of Directors (Board) and the Executive Board, refer to Note 3 – Compensation to members of the Board of Directors and the Executive Board in VI – Parent company financial statements – Credit Suisse Group.

Loans to members of the Board of Directors and the Executive Board
in	2009	2008	2007

Loans to members of the Board (CHF million)

Balance at beginning of period	24	25	32

Additions	11	1	0

Reductions	(10)	(2)	(7)

Balance at end of period	25	24	25

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	24	22	17

Additions	4	11	6

Reductions	(9)	(9)	(1)

Balance at end of period	19	24	22

A large majority of loans outstanding to members of the Board and the Executive Board are mortgages or loans against securities. Such loans are made to Board and Executive Board members on the same terms available to third-party customers or, in case of loans to members of the Executive Board, pursuant to widely available employee benefit plans.

Members of the Board are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. Members of the Board who were previously employees of the Group may still have outstanding loans, which were extended to them at the time at employee conditions. In addition to the loans listed above, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board have a significant influence as defined by the SEC. As of December 31, 2009, 2008 and 2007, the total exposure to such related parties amounted to CHF 50,000, CHF 6 million and CHF 8 million, respectively, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2009 did not exceed in aggregate CHF 10 million.

All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, fixed-rate mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees. The number of individuals with outstanding loans at the beginning and at the end of the year was seven.

The Group, together with its subsidiaries, is a global financial services provider and has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board members assume management functions or board member responsibilities. All relationships between the Group or its banking subsidiaries and members of the Board and their affiliated companies are in the ordinary course of business and at arm’s length.

Liabilities due to own pension funds
Liabilities due to the Group’s own pension funds as of December 31, 2009 and 2008 of CHF 1,485 million and CHF 1,484 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets.

Loans outstanding made by the Group or any subsidiaries to equity method investees
in	2009	2008	2007

Loans outstanding made by the Group or any subsidiaries to equity method investees (CHF million)

Balance at beginning of period	575	160	181

Borrowings (repayments)	(492)	415	(21)

Balance at end of period	83	575	160

28 Pension and other post-retirement benefits
Pension plans
The Group has defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Group’s principal plans are located in Switzerland, the US and the UK. In 2008, the Group changed the measurement date used to perform the actuarial valuation from September 30 to December 31.

Defined benefit pension plans are pension plans that define specific benefits for an employee upon that employee’s retirement. These benefits are determined by taking into account the employee’s pay, years of service and age of retirement. A defined benefit pension plan does not provide participants with an individual account and generally pay the benefits as an annuity. Retirees neither bear the actuarial risk (that is, the risk that the PBO will be higher than expected and/or that the retiree may outlive their retirement income), or bear the investment risk (that is, that assets invested and associated returns will be insufficient to meet the expected benefits due to low or negative returns on contributions).

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

Swiss pension plans
The Group’s Swiss pension plans cover its employees in Switzerland and are defined benefit plans set up as trusts domiciled in Zurich. The plans provide benefits in the event of retirement, death and disability and meet or exceed the minimum benefits required under Swiss law. The defined benefit plans in Switzerland comprise 84% of all the Group’s employees participating in defined benefit plans and 86% of the >>fair value of plan assets and 85% of the pension benefit obligation of the Group’s defined benefit plans.

Employee contributions are calculated as a percentage of the employees’ salary level and age, varying between 7.5% and 12.5%. The Group’s contributions are 167% of the employees’ contributions for the Group’s main pension plan.

In 2009, the Group announced a partial changeover from defined benefit to defined contribution for the Swiss pension plan, effective January 1, 2010.
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

Other post-retirement defined benefit plans
In the US, the Group’s plans provide post-retirement benefits other than pension benefits primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Group promises to provide health and welfare benefits after the employee retires. The Group’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial gains or losses recognized in AOCI.

Components of total pension costs
	Defined benefit pension plans						Other post- retirement defined benefit plans

	Switzerland			International			International

in	2009	2008	2007	2009	2008	2007	2009	2008	2007

Total pension costs (CHF million)

Service costs on benefit obligation	217	217	264	33	45	49	1	1	1

Interest costs on benefit obligation	471	461	394	129	141	152	9	8	9

Expected return on plan assets	(610)	(607)	(575)	(166)	(172)	(159)	–	–	–

Amortization of recognized prior service cost/(credit)	35	36	35	1	1	1	(2)	(2)	(3)

Amortization of recognized actuarial losses	6	2	47	17	40	75	8	9	11

Net periodic pension costs	119	109	165	14	55	118	16	16	18

Settlement (gains)/losses	6	–	–	1	–	–	–	–	–

Curtailment (gains)/losses	–	3	–	(2)	–	–	–	–	–

Special termination benefits	7	–	–	0	–	–	–	–	–

Total pension costs	132	112	165	13	55	118	16	16	18

Total pension costs reflected in compensation and benefits – other in the consolidated statements of operations for 2009, 2008 and 2007 were CHF 161 million, CHF 183 million and CHF 301 million, respectively.

On December 4, 2008, the Group announced the accelerated implementation of its strategic plan and, as part of this plan, a headcount reduction. This resulted in a curtailment loss in 2008 of CHF 3 million, mainly related to the Swiss pension plans, and special termination benefits of CHF 7 million and settlement payments of CHF 7 million in 2009, mainly in connection with the Swiss and US pension plans. The curtailment gain of CHF 2 million in 2009 related to the reduction in the benefit obligation in connection with the discontinuance of a Japanese plan.

Benefit obligation
As of December 31, 2008, the Group adopted the measurement date provisions that required the Group to measure the plan assets and the benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. For further information on this guidance, refer to Note 2 – Recently issued accounting standards.

The benefit obligation is expressed as either accumulated benefit obligation (ABO) or PBO. While the ABO refers to the actuarial present value based upon employee services rendered prior to that date and takes into account current and past compensation levels, the PBO also applies an assumption as to future compensation levels.

The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the defined benefit pension and other post-retirement defined benefit plans as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post- retirement defined benefit plans

	Switzerland		International		International

in	2009	2008	2009	2008	2009	2008

PBO (CHF million) [1]

Beginning of the measurement period	12,452	11,780	1,971	2,610	134	145

Plan participant contributions	240	270	–	–	–	–

Service cost	217	217	33	45	1	1

Interest cost	471	461	129	141	9	8

Plan amendments	(38)	10	–	–	–	–

Change in measurement date	–	170	–	41	–	2

Settlements	(30)	–	(8)	–	–	–

Curtailments	–	(30)	(5)	(8)	–	(1)

Special termination benefits	7	–	3	–	–	–

Actuarial (gains)/losses	560	194	185	(193)	9	(2)

Benefit payments	(555)	(620)	(67)	(85)	(8)	(10)

Exchange rate (gains)/losses	–	–	58	(580)	(4)	(9)

End of the measurement period	13,324	12,452	2,299	1,971	141	134

Fair value of plan assets (CHF million)

Beginning of the measurement period	11,504	12,116	1,833	2,579	–	–

Actual return on plan assets	997	(1,133)	30	(249)	–	–

Employer contributions	438	719	169	188	8	10

Plan participant contributions	240	270	–	–	–	–

Change in measurement date	–	152	–	36	–	–

Settlements	(30)	–	(8)	–	–	–

Benefit payments	(555)	(620)	(67)	(85)	(8)	(10)

Exchange rate gains/(losses)	–	–	79	(636)	–	–

End of the measurement period	12,594	11,504	2,036	1,833	–	–

Funded status recognized (CHF million)

Funded status of the plan – over/(underfunded)	(730)	(948)	(263)	(138)	(141)	(134)

Total funded status recognized in the consolidated balance sheet at December 31	(730)	(948)	(263)	(138)	(141)	(134)

Total amount recognized (CHF million)

Noncurrent assets	9	0	84	201	–	–

Current liabilities	0	0	(9)	(9)	(8)	(8)

Noncurrent liabilities	(739)	(948)	(338)	(330)	(133)	(126)

Total amount recognized in the consolidated balance sheet at December 31	(730)	(948)	(263)	(138)	(141)	(134)

ABO (CHF million) [2]

End of the measurement period	12,186	11,221	2,235	1,905	–	–

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO and may vary from year to year following any changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data. In 2009, the Group announced a partial changeover from defined benefit to defined contribution for the Swiss pension plan. This resulted in a reduction in the PBO of CHF 38 million, which was recorded as a prior service credit in AOCI. The 2009 PBO was impacted by settlements of CHF 38 million and special termination benefits of CHF 10 million in the Swiss and US pension plans in connection with the headcount reduction announced on December 4, 2008.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2009 and 2008 was an underfunding of CHF 1,134 million and CHF 1,220 million, respectively.

In 2009, the Group made a special contribution of CHF 130 million to the UK defined benefit plans. In 2008, the Group made special contributions of CHF 250 million and CHF 140 million to the Swiss and UK defined benefit plans, respectively. In 2010, the Group expects to contribute CHF 480 million to the Swiss and international defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO and ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2009 and 2008, respectively.

Defined benefit pension plans in which PBO and ABO were in excess of plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]

	Switzerland		International			Switzerland		International

December 31	2009	2008	2009	2008		2009	2008	2009	2008

CHF million

PBO	12,677	12,452	1,138	1,061		7	7	1,076	1,024

ABO	11,573	11,221	1,100	1,024		7	7	1,049	997

Fair value of plan assets	11,937	11,504	791	722		7	6	729	686

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2009	2008	2009	2008	2009	2008

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(2,853)	(2,506)	(38)	(37)	(2,891)	(2,543)

Prior service credit/(cost)	(53)	(111)	7	8	(46)	(103)

Total	(2,906)	(2,617)	(31)	(29)	(2,937)	(2,646)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2009 and 2008 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2010.

Amounts recognized in other comprehensive income
	Defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2009 (CHF million)

Actuarial gains/(losses)	(494)	124	(370)	(9)	3	(6)	(376)

Prior service credit/(cost)	38	(8)	30	–	–	–	30

Amortization of actuarial losses/(gains)	23	(8)	15	8	(3)	5	20

Amortization of prior service cost/(credit)	36	(8)	28	(2)	1	(1)	27

Immediate recognition due to curtailment/settlement	10	(2)	8	–	–	–	8

Total amounts recognized in other comprehensive income	(387)	98	(289)	(3)	1	(2)	(291)

2008 (CHF million)

Actuarial gains/(losses)	(2,162)	488	(1,674)	2	(1)	1	(1,673)

Prior service credit/(cost)	(10)	1	(9)	–	–	–	(9)

Amortization of actuarial losses/(gains)	42	(14)	28	9	(3)	6	34

Amortization of prior service cost/(credit)	37	(8)	29	(2)	1	(1)	28

Immediate recognition due to curtailment	41	(10)	31	1	0	1	32

Total amounts recognized in other comprehensive income	(2,052)	457	(1,595)	10	(3)	7	(1,588)

Amounts in AOCI, net of tax, expected to be amortized in 2010
in 2010	Defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial (gains)/losses	73	4

Amortization of prior service cost/(credit)	14	(1)

Total	87	3

Assumptions
The measurement of both the net periodic pension cost as well as the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they should be in line with the expected market averages and benchmarks, the trend in the market and with historical rates.

Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	Defined benefit pension plans				Other post-retirement defined benefit plans

	Switzerland		International

December 31	2009	2008	2009	2008	2009	2008

Net benefit pension cost (%)

Discount rate	3.9	4.0	6.3	5.9	6.4	6.2

Salary increases	2.6	2.6	4.0	4.5	–	–

Expected long-term rate of return on plan assets	4.8	5.0	7.5	7.6	–	–

Benefit obligation (%)

Discount rate	3.5	3.9	6.0	6.3	6.1	6.4

Salary increases	2.6	2.6	4.3	4.0	–	–

Net periodic pension cost and benefit obligations assumptions
The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on assets as a component of the net periodic pension cost, reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration should be given to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.

The expected long-term rate of return on plan assets is based on total return forecasts and volatility and correlation estimates. Where possible, similar, if not related, approaches are followed to forecast returns for the various asset classes. For most asset classes, clearly specified multi-linear regression models to forecast returns are used or reliance is put on traditional models such as dividend discount and fair value models.

The expected long-term rate of return on debt securities reflects both accruing interest and price returns. The likely long-term relation existing between the total return and certain exogenous variables pre-defined by economic theory is explicitly used, which directly linked the debt securities total return forecasts to the macro-forecasts.

The expected long-term rate of return on equity securities is based on a two-stage dividend discount model, which considers analyst consensus earnings to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis was used to stress test the level of the return.

The expected long-term rate of return on real estate is based on error correction models. The underlying economic models reflect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.

The expected long-term rate of return on private equity and hedge funds is estimated by using private equity and hedge fund benchmarks and indices. In both private equity and hedge funds, a set of factors drives or explains returns. To capture these, multiple linear regression models with lagged returns are utilized. This methodology also lends itself to the fact that these alternative investments tended to be positively correlated with current and lagged equity securities returns.

Health care assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate of 9.75% and 11% in the cost of covered health care benefits was assumed for 2009 and 2008, respectively. The rate is assumed to decrease gradually to 5% by 2013 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the amount of the accumulated post-retirement defined benefit obligation or expense in 2009 or 2008.

Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The Group’s defined benefit pension plans employ a total return investment approach, whereby a diversified mix of debt and equity securities and alternative investments, specifically hedge funds and private equity, are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long-term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity securities are diversified across Swiss and non-Swiss stocks as well as among growth, value and small and large capitalization stocks. Real estate and alternative investments, such as private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. Derivatives may be used to hedge market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Group pension plans follow defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

As of December 31, 2009 and 2008, the total fair value of Group debt securities included in plan assets was CHF 238 million and CHF 168 million, respectively, and the total fair value of the Group equity securities and options was CHF 34 million and CHF 23 million, respectively.

Fair value hierarchy of plan assets
For discussion of the fair value hierarchy, refer to Note 32 – Financial instruments – Fair value hierarchy.
Qualitative disclosures of valuation techniques used to measure fair value
Cash and cash equivalents
Cash and cash equivalents includes money market instruments such as bankers’ acceptances, certificates of deposit, >>commercial paper (CP), book claims, treasury bills and other rights. Valuations of money market instruments are generally based on observable inputs.

Debt securities
Debt securities include government and corporate bonds which are generally quoted in active markets. Debt securities for which market prices are not available, are valued based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Equity securities
Equity securities held include common equity shares, convertible bonds and separately managed funds. The common equity shares are generally traded on public stock exchanges for which quoted prices are regularly available. Convertible bonds are generally valued using observable pricing sources. Separately managed funds, that is, mutual funds, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Derivatives
Derivatives include both OTC and exchange-traded derivatives. The fair value of OTC derivatives is determined on the basis of inputs that included those characteristics of the derivative that had a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity since the required inputs are generally observable in the marketplace. Other more complex derivatives may use unobservable inputs. Such inputs would include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. The fair value of exchange-traded derivatives is typically derived from the observable exchange prices and/or observable inputs.

Real estate
Real estate includes direct real estate as well as investments in real estate funds or mutual funds. Direct real estate is initially measured at their transaction price, which is the best estimate of fair value. Thereafter, direct real estate is individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. Real estate funds and mutual funds, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Alternative investments
Private equity includes direct investments, investments in partnerships that make private equity and related investments in various portfolio companies and funds and fund of funds partnerships. Private equity consists of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based upon publicly available quotes with appropriate adjustments for liquidity or trading restrictions made. Private equity is valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses. Private equity for which a fair value is not readily determinable is measured at fair value using NAV provided by the general partner.

Hedge funds that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, is measured at fair value using NAV provided by the fund administrator.
Fair value of plan assets
In December 2008, the FASB amended and expanded the disclosure requirements for the Group’s reporting of plan assets measured at fair value on a recurring basis for December 31, 2009, but did not require retrospective application. The following tables present the new disclosures. Comparable data was not presented for prior periods.

Plan assets measured at fair value on a recurring basis
end of 2009	Level 1	Level 2		Level 3	Total at fair value

Plan assets (CHF million)

Cash and cash equivalents	804	1,710		0	2,514

Debt securities	1,789	3,651		176	5,616

of which governments	1,757	58		0	1,815

of which corporates	32	3,593		176	3,801

Equity securities	715	2,224		0	2,939

Real estate	0	401		996	1,397

of which direct	0	0		982	982

of which indirect	0	401		14	415

Alternative investments	0	1,550		572	2,122

of which private equity	0	0		527	527

of which hedge funds	0	1,572		45	1,617

of which other	0	(22)	[1]	0	(22)

Other investments	0	42		0	42

Total plan assets at fair value	3,308	9,578		1,744	14,630

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
		Actual return on plan assets

2009	Balance at beginning of period	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Balance at end of period

Plan assets (CHF million)

Debt securities - corporates	103	20	(2)	55	176

Real estate	1,004	36	1	(45)	996

of which direct	970	55	1	(44)	982

of which indirect	34	(19)	0	(1)	14

Alternative investments	499	(23)	(1)	97	572

of which private equity	461	(35)	3	98	527

of which hedge funds	38	12	(4)	(1)	45

Other investments	25	0	16	(41)	0

Total plan assets at fair value	1,631	33	14	66	1,744

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset’s category.
Weighted-average plan asset allocation as of the measurement date
	Switzerland		International

December 31	2009	2008	2009		2008

Weighted-average plan asset allocation (%)

Cash and cash equivalents	18.6	22.6	8.4		0.9

Debt securities	39.5	38.9	31.7		34.7

Equity securities	13.8	9.4	58.8		39.2

Real estate	11.0	11.1	0.7		2.1

Alternative investments	17.1	17.9	(3.5)	[1]	21.0

Insurance	0.0	0.1	3.9		2.1

Total	100.0	100.0	100.0		100.0

1 Negative asset allocation was primarily related to derivative instruments.

The following table shows the target plan asset allocation for 2010 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2010.

Weighted-average target plan asset allocation to be applied prospectively
	Switzerland	International

2010 (%)

Cash and cash equivalents	10	0

Debt securities	45	43

Equity securities	20	43

Real estate	10	0

Alternative investments	15	10

Insurance	0	4

Total	100	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	Defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2010	784	1

2011	781	1

2012	790	1

2013	798	1

2014	810	1

Thereafter	4,218	6

Defined Contribution Pension Plans
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2009, 2008 and 2007, the Group contributed to these plans and recognized as expense CHF 235 million, CHF 249 million and CHF 256 million, respectively.

29 Derivatives and hedging activities
>>Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and >>credit default swaps (CDS), interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date the derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of >>derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of December 31, 2009 and 2008, respectively, were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate >>derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in >>fair value due to interest rate risk associated with fixed rate loans, >>repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses >>derivatives to hedge its cash flows associated with forecasted transactions.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using forward foreign exchange contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the >>derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at >>fair value.

Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2009	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,671.5	473.6	464.5	58.6	1.8	1.3

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,900.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,916.5	523.7	517.0	58.6	1.8	1.3

Forwards	1,682.1	18.9	21.0	22.4	0.2	0.0

Swaps	995.8	31.7	34.0	0.0	0.0	0.0

Options bought and sold (OTC)	866.8	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,584.4	65.6	71.2	22.4	0.2	0.0

Forwards	12.3	1.6	1.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.3	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.6	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.1	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	337.4	17.9	21.1	0.0	0.0	0.0

Futures	124.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	502.5	1.2	1.4	0.0	0.0	0.0

Equity/index-related products	1,181.1	25.8	30.8	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,832.3	711.1	709.0	81.0	2.0	1.3

The notional amount for derivative instruments (trading and hedging) was CHF 43,913.3 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2008	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	6,314.5	16.2	17.8	0.0	0.0	0.0

Swaps	20,169.7	638.5	628.2	181.4	1.5	1.0

Options bought and sold (OTC)	2,564.3	59.5	62.7	0.0	0.0	0.0

Futures	1,985.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,320.7	0.3	0.3	0.0	0.0	0.0

Interest rate products	32,354.2	714.5	709.0	181.4	1.5	1.0

Forwards	1,416.2	46.2	50.3	24.7	1.9	0.1

Swaps	814.8	46.1	46.2	0.0	0.0	0.0

Options bought and sold (OTC)	874.0	28.7	29.7	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	7.6	0.4	0.6	0.0	0.0	0.0

Foreign exchange products	3,135.2	121.4	126.8	24.7	1.9	0.1

Forwards	9.7	0.9	1.1	0.0	0.0	0.0

Swaps	0.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	21.8	1.2	1.0	0.0	0.0	0.0

Futures	2.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	0.2	0.0	0.0	0.0	0.0	0.0

Precious metals products	33.8	2.1	2.1	0.0	0.0	0.0

Forwards	11.3	2.3	0.0	0.0	0.0	0.0

Swaps	246.2	17.0	13.3	0.0	0.0	0.0

Options bought and sold (OTC)	326.8	29.4	30.2	0.0	0.0	0.0

Futures	42.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	490.4	2.4	2.0	0.0	0.0	0.0

Equity/index-related products	1,117.5	51.1	45.5	0.0	0.0	0.0

Credit derivatives [2]	3,244.7	197.1	176.0	0.0	0.0	0.0

Forwards	40.9	5.0	4.9	0.0	0.0	0.0

Swaps	205.6	25.1	25.1	0.0	0.0	0.0

Options bought and sold (OTC)	78.9	7.5	7.6	0.0	0.0	0.0

Futures	156.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	49.2	4.5	4.4	0.0	0.0	0.0

Other products [3]	530.6	42.1	42.0	0.0	0.0	0.0

Total derivative instruments	40,416.0	1,128.3	1,101.4	206.1	3.4	1.1

The notional amount for derivative instruments (trading and hedging) was CHF 40,622.1 billion as of December 31, 2008.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2009		2008

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	713.1	710.3	1,131.7	1,102.5

Replacement values (trading and hedging) after netting agreements [1]	57.1	57.7	108.6	94.8

of which recorded in trading assets (PRV) and trading liabilities (NRV)	55.1	56.5	105.3	94.4

of which recorded in other assets (PRV) and other liabilities (NRV) [1]	2.0	1.2	3.3	0.4

1 Taking into account legally enforceable netting agreements.

Derivatives in fair value hedging relationships
in 2009	Gains/ (losses) recognized in income on derivatives	[1]	Gains/ (losses) recognized in income on hedged items	[1]

Derivatives in fair value hedging relationships (CHF million)

Interest rate products	(664)		644

Foreign exchange products	3		(3)

Total	(661)		641

1 Included in trading revenues.

Details of fair value hedges
in	2009	2008	2007

Fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(20)	65	15

Derivatives in cash flow hedging relationships
in 2009	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in cash flow hedging relationships (CHF million)

Foreign exchange products	117		13	[2]

1 Effective portion. 2 Included in total operating expenses.

Details of cash flow hedges
in	2009	2008	2007

Cash flow hedges (CHF million)

Net gains/(losses) on the ineffective portion	0	(1)	0

Expected reclassification of net gains/(losses) from AOCI into earnings during the next 12 months	(6)	(20)	0

Derivatives in net investment hedging relationships
in 2009	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in net investment hedging relationships (CHF million)

Interest rate products	12		0

Foreign exchange products	(1,401)		(21)	[2]

Total	(1,389)		(21)

1 Effective portion. 2 Primarily included in discontinued operations.

Details of net investment hedges
in	2009	2008	2007

Net investment hedges (CHF million)

Net gains/(losses) on hedges included in AOCI	(1,389)	3,029	121

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. The information below relates to all trading activities and not just those relating to derivative instruments.

Trading revenues
Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC >>derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the >>fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/>>repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Trading revenues
in	2009

Trading revenues (CHF million)

Interest rate products	9,850

Foreign exchange products	314

Equity/index-related products	4,427

Credit products	(3,971)

Commodity, emission and energy products	560

Other products	971

Total	12,151

Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is >>value-at-risk. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market of the derivative contract.

Bilateral counterparties
The aggregate >>fair value of derivative instruments with credit-risk-related contingent features that were in a net liability position as of December 31, 2009 was CHF 10.5 billion, for which the Group posted collateral of CHF 9.0 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of December 31, 2009, the Group would have been required to post additional collateral of CHF 0.2 billion in the event of a one-notch downgrade. A two-notch downgrade would have required additional aggregate collateral posting of CHF 0.5 billion.

Special purpose entities
The current exposure, which by contract may include amounts other than or in addition to the >>negative replacement value, of derivative instruments with credit-risk-related contingent features as of December 31, 2009 was CHF 3.3 billion, for which the Group posted collateral of CHF 3.4 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of December 31, 2009, the Group would have been required to post additional collateral of CHF 2.4 billion in the event of a one-notch downgrade. A two-notch downgrade would have required additional aggregate collateral posting of CHF 4.4 billion.

Credit derivatives
Credit >>derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. A CDS is a contractual agreement in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The following tables reflect the maximum potential amount of future payments that the Group would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection. The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts. The >>fair values of the derivatives also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable. To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

The tables also include the estimated recoveries that would be received if the specified credit event occurred, including the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type. In the normal course of business, the Group also purchases protection to offset the risk of sold protection that may have similar, but not identical, reference instruments, and may use similar, but not identical, products. The impacts of these transactions have not been included in the estimate of recoveries. In addition, to reduce its credit risk, the Group enters into legally enforceable >>netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract, and, therefore, have not been included in the estimate of recoveries.

Credit derivative maximum potential payout by maturity
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2009 (CHF million)

Single-name instruments	100,387	592,575	137,856	830,818

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,583	201,153	1,181,277

2008 (CHF million)

Single-name instruments	97,483	675,467	164,932	937,882

Multi-name instruments	11,578	477,487	151,306	640,371

Total	109,061	1,152,954	316,238	1,578,253

Credit derivative exposure on sold protection
	2009			2008

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	608,416	8,709	598,908	706,033	(47,541)	688,360

Non-investment grade	222,402	(12,790)	215,675	231,849	(48,822)	225,008

Total single-name instruments	830,818	(4,081)	814,583	937,882	(96,363)	913,368

of which sovereigns	128,760	(782)	128,141	123,702	(13,274)	121,276

of which non-sovereigns	702,058	(3,299)	686,442	814,180	(83,089)	792,092

Multi-name instruments (CHF million)

Investment grade [1]	291,880	(9,271)	285,683	527,971	(49,471)	519,432

Non-investment grade	58,579	494	56,144	112,400	(19,225)	109,399

Total multi-name instruments	350,459	(8,777)	341,827	640,371	(68,696)	628,831

of which sovereigns	347	(58)	111	299	(139)	89

of which non-sovereigns	350,112	(8,719)	341,716	640,072	(68,557)	628,742

1 Based on internal ratings BBB and above.

The above maximum potential payout relates only to sold protection. The Group also purchases protection, which reduces total credit derivative exposure. As of December 31, 2009 and 2008, 93% and 87%, respectively, of the notional amount of credit protection purchased by counterparty was comprised of banks and broker-dealers, 6% and 13%, respectively, was comprised of other financial institutions, primarily hedge funds, and 1% and 0%, respectively, was comprised of other counterparties.

The above tables do not include all credit derivatives and differ from the balance for credit derivatives in the fair value of derivative instruments table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract. >>Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS only provides protection against a loss in asset value, and not against additional amounts as a result of specific credit events. Collateralized debt obligations (CDOs) are also excluded because the derivative embedded in a CDO does not require bifurcation under US GAAP as it relates to the creditworthiness of the securitized financial assets and liabilities. As a result, they are not subject to this disclosure.

30 Guarantees and commitments
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

Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2009 (CHF million)

Credit guarantees and similar instruments	3,290	1,589	1,533	1,655	8,067	7,309		543	4,521

Performance guarantees and similar instruments	6,342	4,004	1,008	806	12,160	10,707		96	3,995

Securities lending indemnifications	22,644	0	0	0	22,644	22,644		0	22,644

Derivatives	129,868	49,784	18,853	15,225	213,730	213,730		6,388	–	[2]

Other guarantees	3,836	564	200	275	4,875	4,807		10	2,181

Total guarantees	165,980	55,941	21,594	17,961	261,476	259,197		7,037	33,341

2008 (CHF million)

Credit guarantees and similar instruments	3,397	1,598	1,307	1,191	7,493	6,311		464	4,245

Performance guarantees and similar instruments	6,058	4,083	1,324	1,063	12,528	10,785		99	3,834

Securities lending indemnifications	28,541	0	0	0	28,541	28,541		0	28,541

Derivatives	142,377	47,275	13,988	10,696	214,336	214,336		16,404	–	[2]

Other guarantees	3,902	463	226	240	4,831	4,751		7	2,232

Total guarantees	184,275	53,419	16,845	13,190	267,729	264,724		16,974	38,852

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The total net amount of CHF 7.3 billion included the following products: standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Group provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse the FNMA for losses on certain whole loans underlying mortgage-backed securities issued by the FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in fair value of those assets.

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The total net amount of CHF 10.7 billion was made up of private equity fund guarantees and guarantees related to residential mortgage securitization activities.

For private equity fund guarantees, the Group has provided investors in private equity funds sponsored by a Group entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Group generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Group is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.

Further, as part of the Group’s residential mortgage securitization activities in the US, the Group may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Group will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.

Securities lending indemnifications
The total net amount of CHF 22.6 billion for securities lending indemnifications included arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
The total net amount of CHF 213.7 billion of derivatives were issued in the ordinary course of business, generally in the form of written put options. Derivative contracts that may be cash settled, and for which the Group has no basis for concluding that it is probable that the counterparties held the underlying instruments at the inception of the contracts, are not considered guarantees under US GAAP. For derivative contracts executed with counterparties that generally act as financial intermediaries, such as investment banks, hedge funds and security dealers, the Group has concluded that there is no basis to assume that these counterparties hold the underlying instruments related to the derivative contracts and, therefore, does not report such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the fair value reflected in the table.

Other guarantees
The total net amount of CHF 4.8 billion for other guarantees included bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Markets Supervisory Authority (FINMA) or by compulsory liquidation of another deposit taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees were reflected in other guarantees.

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

Lease commitments

Lease commitments (CHF million)

2010	590

2011	524

2012	447

2013	405

2014	355

Thereafter	2,225

Future operating lease commitments	4,546

Less minimum non-cancellable sublease rentals	480

Total net future minimum lease commitments	4,066

Rental expense for operating leases
in	2009	2008	2007

Rental expense for operating leases (CHF million)

Minimum rental expense	599	475	695

Sublease rental income	(125)	(119)	(146)

Total net expenses for operating leases	474	356	549

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2009 (CHF million)

Irrevocable commitments under documentary credits	4,543	15	25	0	4,583	4,183		2,037

Loan commitments	175,656	33,888	10,064	8,876	228,484	222,128		159,349

Forward reverse repurchase agreements	43,481	0	0	0	43,481	43,481		43,481

Other commitments	6,377	1,529	757	302	8,965	8,965		6

Total other commitments	230,057	35,432	10,846	9,178	285,513	278,757		204,873

2008 (CHF million)

Irrevocable commitments under documentary credits	4,144	21	1	54	4,220	3,529		1,716

Loan commitments	186,694	19,972	23,925	7,537	238,128	231,994		160,262

Forward reverse repurchase agreements	28,139	0	0	0	28,139	28,139		28,139

Other commitments	4,641	517	921	714	6,793	6,793		185

Total other commitments	223,618	20,510	24,847	8,305	277,280	270,455		190,302

1 Total net amount is computed as the gross amount less any participations.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Loan commitments
Loan commitments include unused credit facilities that can be revoked at our sole discretion upon notice to the client. A small portion of total loan commitments is related to the leveraged finance business. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

Forward reverse repurchase agreements
Forward >>reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for calls on shares and other equity instruments.

31 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity and Group tax or regulatory purposes. SPEs typically qualify either as QSPEs or VIEs. QSPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. Entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal under US GAAP as of December 31, 2009.

The Group originates and/or purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to QSPEs. These QSPEs issue >>commercial mortgage-backed securities (CMBS), >>residential mortgage-backed securities (RMBS) and ABS that are collateralized by the assets transferred to the QSPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

In 2009, the Group began transacting in re-securitizations of previously issued RMBS securities. Typically, certificates are reissued out of an existing securitization vehicle into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

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

Securitization transactions are assessed for appropriate treatment of the assets transferred by the Group. The Group’s and its clients’ investing or financing needs determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative >>fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2009 and 2008 securitizations of financial assets treated as sales, along with the cash flows between the Group and the QSPEs or SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred. Only those transactions that qualify for sales accounting and subsequent derecognition of the transferred assets and in which the Group has continuing involvement with the entity as of December 31, 2009 and 2008 are included in the table.

In December 2008, the FASB issued guidance that changed and expanded the disclosure requirements for the Group’s involvement with transfers of financial assets for December 31, 2008, but did not require retrospective application of the new disclosure. The disclosures for 2007 have not been restated for the new disclosure requirements and are therefore not comparable to the 2009 and 2008 disclosures.

Securitizations
	2009		2008

in	QSPE	SPE	QSPE	SPE

Gains/(losses) and cash flows (CHF million)

CMBS
Net gain/(loss) [1]	0	0	(4)	36

Proceeds from transfer of assets	144	0	674	463

Purchases of previously transferred financial assets or its underlying collateral	0	0	(173)	0

Servicing fees	1	0	2	0

Cash received on interests that continue to be held	239	5	273	0

RMBS
Net gain [1]	194	0	56	0

Proceeds from transfer of assets	34,246	0	20,998	0

Purchases of previously transferred financial assets or its underlying collateral	(46)	0	(3)	0

Servicing fees	6	0	4	0

Cash received on interests that continue to be held	329	0	230	1

ABS [2]
Net gain [1]	0	19	0	0

Proceeds from transfer of assets	0	104	0	0

Purchases of previously transferred financial assets or its underlying collateral	0	(18)	0	0

Cash received on interests that continue to be held	6	12	3	19

CDO
Net gain [1]	73	34	7	56

Proceeds from transfer of assets	380	1,994	929	683

Purchases of previously transferred financial assets or its underlying collateral	(392)	(1,458)	0	0

Cash received on interests that continue to be held	0	13	0	44

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Securitizations (continued)
in	2007

Gains/(losses) and proceeds from transfer of assets (CHF million)

CMBS
Net gain [1]	527

Proceeds from transfer of assets	24,735

RMBS
Net gain [1]	79

Proceeds from transfer of assets	37,562

ABS [2]
Net gain [1]	11

Proceeds from transfer of assets	3,844

CDO
Net gain [1]	60

Proceeds from transfer of assets	3,758

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Other asset-backed financing activities
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

Conduits are occasionally formed to act as an SPE to fund securitization transactions. The SPE is typically independently owned by a third party and is not a subsidiary of the Group. Rather, the Group acts as the sponsor and provides liquidity and credit enhancement, along with other parties.

The Group may be involved in arranging leveraged synthetic leases. These structures are third-party SPEs established for the securitization of lease receivables. The Group typically receives an upfront fixed arrangement fee and its only other involvement is financing to and loan repayments from the SPE.

The Group also sets up structures that hold various collateralized commercial loans as part of normal business.
The following table provides the gains or losses relating to 2009 and 2008 transfers of financial assets treated as sales which were not securitizations, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of December 31, 2009 and 2008, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
	2009	2008

in	SPE	SPE

Gains/(losses) and cash flows (CHF million)

Net gain [1]	12	22

Proceeds from transfer of assets	3,494	6,063

Purchases of previously transferred financial assets or its underlying collateral	(219)	0

Cash received on interests that continue to be held	1,422	1,315

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
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

The following table provides the outstanding principal balance of assets to which the Group continues to be exposed after the transfer of the financial assets to any QSPE or SPE and the total assets of the QSPE or SPE, as of December 31, 2009 and 2008, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of QSPEs or SPEs resulting from continuing involvement
	2009				2008

end of	QSPE		SPE		QSPE		SPE

CHF million

CMBS
Principal amount outstanding	47,884	[1]	970	[1]	57,606	[1]	2,247

Total assets of QSPE/SPE	63,088		8,389		70,769		2,247

RMBS
Principal amount outstanding	90,930	[1]	1,153		102,515		1,515

Total assets of QSPE/SPE	97,966		1,153		102,515		1,515

ABS
Principal amount outstanding	6,316		928		6,282		1,614

Total assets of QSPE/SPE	6,316		928		6,282		1,614

CDO
Principal amount outstanding	1,179		36,295	[1]	1,624		36,807	[1]

Total assets of QSPE/SPE	1,179		36,773		1,624		37,404

Other asset-backed financing activities
Principal amount outstanding	1,379		10,882	[1]	1,456		22,412	[1]

Total assets of QSPE/SPE	1,379		12,483		1,456		24,278

1 Does not include principal amounts for assets transferred from third parties.

Sensitivity analysis
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

The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2009 and 2008.
Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 2009	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the beneficial interests.

Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs (continued)
end of 2008	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,581		810	32	548		5,311

of which non-investment grade	44		65	2	40		4,230

Weighted-average life, in years	2.2		3.5	3.0	9.0		3.3

Prepayment speed assumption (rate per annum), in % [3]	–		0.1-60.4	8.0	5.0-20.0		–

Impact on fair value from 10% adverse change	–		(14.3)	(3.8)	(0.4)		–

Impact on fair value from 20% adverse change	–		(28.5)	(4.4)	(0.7)		–

Cash flow discount rate (rate per annum), in % [4]	5.1-55.2		2.2-51.8	21.6-50.5	2.7-59.3		0.8-10.4

Impact on fair value from 10% adverse change	(27.7)		(19.5)	(4.3)	(3.3)		(14.1)

Impact on fair value from 20% adverse change	(54.8)		(38.9)	(5.2)	(6.6)		(27.7)

Expected credit losses (rate per annum), in %	2.8-52.3		2.9-46.1	4.5	4.6-56.7		4.6-15.8

Impact on fair value from 10% adverse change	(25.3)		(15.5)	(4.0)	(2.2)		(17.1)

Impact on fair value from 20% adverse change	(50.0)		(30.9)	(4.2)	(4.2)		(26.9)

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

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2009 and 2008.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
in	2009	2008

CHF million

CMBS
Other assets	940	0

Liability to SPE, included in Other liabilities	(940)	0

RMBS
Other assets	296	768

Liability to SPE, included in Other liabilities	(296)	(768)

ABS
Trading assets	116	19

Other assets	1,137	520

Liability to SPE, included in Other liabilities	(1,253)	(539)

CDO
Trading assets	193	139

Other assets	195	1,868

Liability to SPE, included in Other liabilities	(388)	(2,007)

Other asset-backed financing activities
Trading assets	1,575	430

Other assets	15	50

Liability to SPE, included in Other liabilities	(1,590)	(480)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation. These events include:

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

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are provided to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

Except as described below, the Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
In 2007, the Group repositioned its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities. The Group lifted out CHF 270 million, CHF 377 million and CHF 9,286 million of securities from its money market funds in 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, the fair value of its balance sheet exposure from these purchased securities was CHF 260 million and CHF 567 million, respectively. Net gains/(losses) on securities purchased from the Group’s money market funds were CHF 109 million, CHF (687) million and CHF (920) million in 2009, 2008 and 2007, respectively.

In the third quarter of 2008, one of the money market funds advised by the Group was under redemption pressure due to the deteriorating money and credit markets. In order to provide liquidity, the Group invested USD 2.2 billion (CHF 2.5 billion) in units issued by the fund. With redemptions totaling USD 0.7 billion (CHF 0.7 billion) in the fourth quarter, the Group decreased its investment in this money market fund to USD 1.5 billion (CHF 1.6 billion) as of the end of 2008. This fund was an SEC-registered Rule 2a-7 fund invested in CP and other short-term securities rated at least A1/P1.

At the end of 2008, in line with its strategy to focus on higher margin, scalable businesses, the Group decided to close these money market funds. Accordingly, these funds were consolidated as of December 31, 2008, which resulted in the consolidation of CHF 6.7 billion of assets in the consolidated balance sheets.

The amounts shown as total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum loss exposure consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant >>risk mitigation initiatives, are included in the Group’s risk management framework.

The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment-grade and high yield corporate debt instruments. The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

In connection with its CDO activities, the Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Synthetic CDO transactions use credit default swaps to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed (open) portfolios or static or unmanaged (closed) portfolios.

The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs. The economic risks associated with CDO VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

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

The overall average maturity of the conduit’s outstanding CP was approximately 14 days and 11 days as of December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of December 31, 2009 and 2008, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.6 years and 3.4 years as of December 31, 2009 and 2008, respectively.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor. In 2009, the Group funded its potential obligation under existing liquidity agreements by lending to Alpine USD 8 billion as part of a transaction designed to reduce the volatility of the changes in credit spreads for Credit Suisse debt carried at fair value (the >>FVOD transaction).

If Alpine’s purchased assets were consolidated as of December 31, 2009, the Group estimated that the valuation reductions of these assets would not have been material to its results of operations. The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Under ASU 2009-17, Alpine was consolidated as of January 1, 2010. For further information, refer to Note 2 – Recently issued accounting standards.
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

Financial intermediation consists of securitizations, funds, loans, and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Group acts as an underwriter and market maker, liquidity provider, derivative counterparty or provider of credit enhancements to VIEs related to certain securitization transactions. In addition, the Group has exposure to third-party securitization VIEs as a result of the securities purchased from its money market funds. The maximum loss exposure is the carrying value of the beneficial interests and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments. The maximum exposure to loss consists of the fair value of instruments issued by such structures, which are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk. In addition, certain structures are designed to include redemption mechanisms which allow investors to redeem their participating interests in the respective VIEs within the agreed redemption periods. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets and are not consolidated by the Group as the clients are the sponsors of the VIEs and are deemed the primary beneficiaries. The maximum exposure to loss is equivalent to the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. In the non-consolidated table, only the total assets of trust preferred issuance vehicles are disclosed, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediation on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

Consolidated VIEs in which the Group was the primary beneficiary
	2009			2008

end of	CDO	Financial inter- mediation	Total	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524	413	631	1,044

Trading assets	473	2,750	3,223	1,255	10,538	11,793

Investment securities	0	0	0	0	114	114

Other investments	0	3,330	3,330	0	2,467	2,467

Net loans	0	157	157	649	939	1,588

Other assets	1	1,598	1,599	1,114	2,355	3,469

Total assets	483	8,350	8,833	3,431	17,044	20,475

of which structured investment products	–	1,622	1,622	–	9,466	9,466

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466	202	1,148	1,350

Short-term borrowings	15	0	15	0	0	0

Long-term debt	193	1,717	1,910	1,211	4,063	5,274

Other liabilities	6	520	526	1,603	6,627	8,230

Total liabilities	214	2,703	2,917	3,016	11,838	14,854

Consolidated VIE assets and liabilities are shown net of intercompany eliminations.

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Total assets of the non-consolidated VIEs are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts are typically unrelated to the exposures the Group has with the entity and are not amounts that are considered for risk management purposes.

Further provided in the footnotes to the following table is information about QSPEs, which are not included in the tabular amounts as they are not VIEs under current US GAAP, as well as other entities that the Group has sponsored but for which it has negligible continuing involvement or that continuing involvement takes the form of derivative assets, guarantees and revocable lines of credit maintained for fund vehicles that do not meet the definition of a variable interest under US GAAP.

Non-consolidated VIEs
			Financial intermediation

end of 2009	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	2,148	4,401	537	23,686

Other assets	0	4	0	207	0	1	212

Total variable interest assets	1,483	12,918	4,783	4,755	5,569	1,253	30,761

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	1,678	13,138	8,925	4,812	6,394	1,517	36,464

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets [2,3]	20,150	5,098	37,015	50,593	24,638	13,157	150,651

1 Derivative assets and guarantees of CHF 89.4 billion and revocable lines of credit of CHF 18.8 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 382.8 billion relating to entities that the Group sponsored but in which it does not have a variable interest are not included (CDO: CHF 71.9 billion; securitizations: CHF 111.0 billion; funds: CHF 180.0 billion; loans: CHF 16.1 billion; and other: CHF 3.8 billion). 3 Assets of CHF 211.0 billion relating to QSPEs are not included as they are not VIEs (CDO: CHF 0.4 billion; securitizations: CHF 210.4 billion; and loans: CHF 0.2 billion).

			Financial intermediation

end of 2008	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	821	0	1,243	3,606	498	3,565	9,733

Net loans	605	1,162	1,956	2,964	5,930	330	12,947

Other assets	0	6	1	71	0	1	79

Total variable interest assets	1,426	1,168	3,200	6,641	6,428	3,896	22,759

Variable interest liabilities (CHF million)

Other liabilities	0	118	0	0	0	0	118

Total variable interest liabilities	0	118	0	0	0	0	118

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	2,157	11,696	3,421	7,177	7,062	4,173	35,686

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets [2,3]	36,762	9,099	41,464	90,647	24,307	15,446	217,725

1 Derivative assets and guarantees of CHF 102.6 billion and revocable lines of credit of CHF 21.0 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 439.0 billion relating to entities that the Group sponsored but in which it does not have a variable interest are not included (CDO: CHF 90.9 billion; securitizations: CHF 205.3 billion; funds: CHF 127.1 billion; loans: CHF 11.4 billion; and other: CHF 4.3 billion). 3 Assets of CHF 286.7 billion relating to QSPEs are not included as they are not VIEs (securitizations: CHF 285.7 billion; loans: CHF 0.2 billion; and other: CHF 0.8 billion).

32 Financial instruments
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

Fair value of financial instruments
The >>fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain >>CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and >>CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments or CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments or DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current credit default swap prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master >>netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB amended and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application. Comparable data was not presented in prior periods.

Fair value option
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

Other assets
The Group did not elect the fair value option for loans held-for-sale as of January 1, 2007, as the current carrying values were deemed appropriate. The Group elected the fair value option for new loans entered into subsequent to January 1, 2007, due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under US GAAP. The Group did not elect the fair value option for such assets existing as of January 1, 2007, due to the operational effort to change accounting for existing items reflected in the Group’s consolidated financial statements. The fair value option was elected for these types of transactions entered into after January 1, 2007.

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

Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006, in accordance with the provisions of US GAAP. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value. Some hybrid debt instruments do not result in bifurcatable debt instruments. US GAAP permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis and fair value accounting was not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.

Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in Short-term borrowings. The Group’s long-term debt also includes debt issuances managed by its Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value this fixed-rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008, and instead applies hedge accounting per the guidance of US GAAP.

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under US GAAP. The Group did not elect the fair value option for such liabilities existing as of January 1, 2007, due to the operational effort to change accounting for existing items reflected in the Group’s consolidated financial statements. The Group did elect the fair value option for these types of transactions entered into after January 1, 2007.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
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

Assets and liabilities measured at fair value on a recurring basis
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Securities received as collateral	36,803	713	0	0		37,516

Debt	93,078	54,357	11,980	0		159,415

of which foreign governments	60,439	10,721	39	0		71,199

of which corporates	3,585	32,094	4,816	0		40,495

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,329	13,714	488	0		100,531

Derivatives	6,474	693,368	11,192	(655,903)		55,131

of which credit derivatives	0	63,864	4,339	–		–

Other	6,337	8,514	2,310	0		17,161

Trading assets	192,218	769,953	25,970	(655,903)		332,238

Debt	9,967	633	86	0		10,686

of which foreign governments	8,712	262	19	0		8,993

Equity	5	102	0	0		107

Investment securities	9,972	735	86	0		10,793

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	7,192	0		12,851

of which private	0	3,902	7,190	0		11,092

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	14,253	0		21,126

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,633	6,744	(24)		29,125

Total assets at fair value	246,303	945,325	59,676	(655,927)		595,377

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,011)	0		(8,639)

Assets at fair value attributable to shareholders	245,006	944,994	52,665	(655,927)		586,738

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,695	0	0		4,695

Customer deposits	0	2,676	0	0		2,676

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Obligation to return securities received as collateral	36,803	713	0	0		37,516

Debt	48,719	9,692	93	0		58,504

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	19	7,011	93	0		7,123

Equity	17,908	503	31	0		18,442

Derivatives	6,058	691,049	11,827	(652,399)		56,535

of which credit derivatives	0	59,869	1,996	–		–

Trading liabilities	72,685	701,244	11,951	(652,399)		133,481

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	57,867	16,646	0		74,513

Other liabilities	246	26,253	3,995	(105)		30,389

Total liabilities at fair value	109,734	918,597	32,962	(652,504)		408,789

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2008	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0		164,743

Securities received as collateral	28,416	1,038	0	0		29,454

Trading assets	152,703	1,162,037	51,096	(1,023,058)		342,778

Investment securities	12,016	1,003	0	0		13,019

Other investments	1,183	4,808	18,875	0		24,866

Loans	0	18,005	14,309	0		32,314

Other intangible assets	0	0	113	0		113

Other assets	4,017	16,524	13,645	(100)		34,086

Total assets at fair value	198,335	1,368,158	98,038	(1,023,158)		641,373

Less other investments - equity at fair value attributable to noncontrolling interests	(313)	(718)	(12,303)	0		(13,334)

Assets at fair value attributable to shareholders	198,022	1,367,440	85,735	(1,023,158)		628,039

Liabilities (CHF million)

Due to banks	0	3,361	3	0		3,364

Customer deposits	0	2,538	0	0		2,538

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0		174,975

Obligation to return securities received as collateral	28,416	1,038	0	0		29,454

Trading liabilities	61,221	1,076,603	23,590	(1,006,949)		154,465

Short-term borrowings	0	2,195	350	0		2,545

Long-term debt	0	55,603	23,853	0		79,456

Other liabilities	0	21,758	3,251	(647)		24,362

Total liabilities at fair value	89,637	1,338,071	51,047	(1,007,596)		471,159

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3
					Trading revenues			Other revenues

2009	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,570	0	0	(58)	0	0	0	0	0	2	1,514

Debt	19,860	2,189	(3,693)	(7,002)	61	663	110	0	0	(2)	(206)	11,980

of which corporates	13,193	677	(2,332)	(7,543)	(9)	618	232	0	0	(2)	(18)	4,816

of which RMBS	2,512	754	(863)	819	(33)	19	540	0	0	0	(122)	3,626

of which CMBS	2,306	195	(154)	363	24	9	(210)	0	0	0	(72)	2,461

Equity	2,187	1,829	(1,510)	(1,905)	(133)	(41)	(26)	0	0	(5)	92	488

Derivatives	24,795	5,051	(8,994)	(10,134)	(1,389)	472	1,488	0	0	0	(97)	11,192

of which credit derivatives	12,107	3,939	(4,649)	(5,955)	(1,230)	440	(378)	0	0	0	65	4,339

Other	4,254	276	(1,971)	(1,017)	17	103	726	0	0	1	(79)	2,310

Trading assets	51,096	9,345	(16,168)	(20,058)	(1,444)	1,197	2,298	0	0	(6)	(290)	25,970

Investment securities	0	0	0	47	0	0	35	0	0	0	4	86

Equity	16,933	1,981	(1,602)	(3,261)	0	0	10	(103)	(3)	(1,588)	(162)	12,205

Life finance instruments	1,942	9	0	314	1	0	(164)	0	0	0	(54)	2,048

Other investments	18,875	1,990	(1,602)	(2,947)	1	0	(154)	(103)	(3)	(1,588)	(216)	14,253

Loans	14,309	1,006	(1,424)	(3,686)	57	(328)	1,202	0	0	0	(57)	11,079

Other intangible assets	113	0	0	(48)	0	0	0	0	0	(36)	1	30

Other assets	13,645	1,068	(3,132)	(5,293)	(61)	528	58	0	0	0	(69)	6,744

Total assets at fair value	98,038	14,979	(22,326)	(31,985)	(1,505)	1,397	3,439	(103)	(3)	(1,630)	(625)	59,676

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	205	0	0	2	0	0	0	0	0	(1)	206

Trading liabilities	23,590	4,997	(8,686)	(7,925)	(857)	882	115	0	0	0	(165)	11,951

of which derivatives	23,455	4,706	(8,470)	(7,806)	(835)	892	43	0	0	0	(158)	11,827

Short-term borrowings	350	381	(5)	(795)	(3)	(1)	216	0	0	0	21	164

Long-term debt	23,853	1,864	(2,932)	(6,155)	168	343	(268)	0	0	0	(227)	16,646

Other liabilities	3,251	678	(1,603)	595	3	187	264	22	0	737	(139)	3,995

Total liabilities at fair value	51,047	8,125	(13,226)	(14,283)	(687)	1,411	327	22	0	737	(511)	32,962

Net assets/liabilities at fair value	46,991	6,854	(9,100)	(17,702)	(818)	(14)	3,112	(125)	(3)	(2,367)	(114)	26,714

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
2008	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	5,631	17,737		49,569		72,937

Net realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)		(20,583)		(16,683)

Purchases, sales, issuances and settlements	(6,637)	3,553		148		(2,936)

Transfers in and/or out of level 3	(3,303)	813		27,674		25,184

Foreign currency translation impact included in net revenues	(277)	(1,205)		(2,437)		(3,919)

Balance at end of period	1,337	18,875	[1]	54,371	[2]	74,583

Liabilities (CHF million)

Balance at beginning of period	–	–		32,374		32,374

Net realized/unrealized gains/(losses) included in net revenues	–	–		(5,795)		(5,795)

Purchases, sales, issuances and settlements	–	–		(4,123)		(4,123)

Transfers in and/or out of level 3	–	–		7,035		7,035

Foreign currency translation impact included in net revenues	–	–		(1,899)		(1,899)

Balance at end of period	–	–		27,592	[3]	27,592

Net	1,337	18,875		26,779		46,991

Total realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)		(14,788)		(10,888)

1 Primarily private equity investments, includes also life finance instruments. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2009				2008

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	2,280	(2,495)	(215)	[1]	(8,768)	(2,120)	(10,888)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,506)	(2,354)	(4,860)		(2,726)	(3,210)	(5,936)

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

Transfers in and out of level 3
Net transfers of level 3 assets to level 2 during the year were CHF 7.3 billion. Transfers from level 3 to level 2 principally comprised loan and credit products as market liquidity and price transparency in certain corporate entities improved, equity derivatives and equity-linked products as observability in equity markets improved and exposures to unobservable inputs were unwound, and non-agency >>RMBS exposures where market activity strengthened. Transfers from level 2 to level 3 principally reflect loan and credit products for exposures where prices became unobservable and we inferred valuations using estimates for parameters on exposures to corporate entities. Net transfers of level 3 liabilities to level 2 during the year were CHF 5.1 billion as market liquidity and price transparency improved within corporate loan and credit products, exposures to unobservable inputs were unwound and price transparency in equity markets improved within equity derivatives and equity-linked products and market activity strengthened within non-agency RMBS exposures.

Non-recurring fair value changes
Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2009 and 2008, CHF 1.1 billion and CHF 3.0 billion, respectively, of loans were recorded at fair value, of which CHF 0.1 billion and CHF 0.3 billion, respectively, were classified as level 2 and CHF 1.0 billion and CHF 2.6 billion, respectively, were classified as level 3.

Qualitative disclosures of valuation techniques
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Securities purchased under resale agreements and securities sold under repurchase agreements
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivatives. If the value of the embedded derivative is determined using significant unobservable parameters, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.

Debt securities
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. For those securities where the price or model inputs are observable in the market they are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable they are categorized as level 3.

Corporate bonds
Corporate bonds are priced to reflect current market levels either through recent market transactions or to broker or dealer quotes.
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable credit default swap spreads.

CMBS, RMBS and ABS/CDO structures
Values of RMBS, >>CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management’s own assumptions about how market participants would price the asset.

Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 equities include fund-linked products, convertible bonds or equity securities with restrictions and therefore are not traded in active markets.

Fund-linked products
Fund-linked products consist of investments in third-party hedge funds and funds of funds. The method of measuring fair value for these investments is the same as those described for other investments below.

Convertible bonds
Convertible bonds are generally valued using observable pricing sources. For a small minority of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock prices, dividend rates, credit spreads (corporate and sovereign), yield curves, foreign exchange rates, prepayment rates and borrowing costs, and single stock and equity market volatility.

Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. Some observable exchange prices may not be considered executable at the reporting date and may have been adjusted for liquidity concerns. For those instruments where liquidity adjustments have been made to the exchange price, such as long-dated option contracts, the instrument has been included in level 2 of the fair value hierarchy.

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Examples of such specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions.

Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made.

OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of value is derived from unobservable inputs are categorized as level 3.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

Equity derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include borrowing costs, dividend curves, equity to equity correlations, equity to foreign exchange rate correlations, single name and index volatility, fund gap risk, fund volatility, interest rate to equity correlation and yield curve.

Credit derivatives
Credit derivatives include index and single name credit default swaps in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, FX-commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

Other trading assets
Other trading assets include cash and synthetic life finance instruments. Cash instruments include SPIA, premium finance, and life settlement contracts at fair value, whereas synthetic instruments include longevity swaps, options and notes.

These instruments are valued using proprietary models using several inputs however; central to the calculation of fair value for life finance instruments is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate. In addition to mortality rates, discount rates and credit spreads are also inputs into the valuation of life finance instruments.

Due to the limited observability in the market of mortality rates the vast majority of life finance instruments are categorized as level 3 instruments.
Other investments
Other investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified in level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there exists sufficient evidence that the NAV published by the investment manager is not current with observed market movements or there exists other circumstances that would require an adjustment to the published NAV. Significant management judgment is involved in making any adjustments to the published NAVs.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in nonmarketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from credit default swaps for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a credit default swap pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt.
The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the firms’ stand-alone derivatives as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns.

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2009			2008

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	168	273	(105)	131	229	(98)

Non-interest-earning loans	1,519	3,763	(2,244)	843	2,017	(1,174)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	128,303	127,575	728	164,743	163,683	1,060

Loans	36,246	33,672	2,574	32,314	37,327	(5,013)

Other assets	11,991	23,441	(11,450)	16,644	27,557	(10,913)

Due to banks and customer deposits	(1,868)	(1,870)	2	(1,384)	(1,430)	46

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(122,136)	(122,053)	(83)	(174,975)	(174,631)	(344)

Short-term borrowings	(3,383)	(3,439)	56	(2,545)	(3,146)	601

Long-term debt	(74,513)	(75,767)	1,254	(79,456)	(89,591)	10,135

Other liabilities	(6,197)	(8,531)	2,334	(2,637)	(5,184)	2,547

Gains and losses on financial instruments
	2009		2008

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,363	[1]	11,399	[1]

Other trading assets	262	[2]	108	[2]

of which related to credit risk	0		40

Other investments	998	[3]	(404)	[3]

Loans	7,976	[2]	(4,028)	[2]

of which related to credit risk	5,255		(5,146)

Other assets	1,458	[1]	(6,509)	[2]

of which related to credit risk	549		(8,914)

Due to banks and customer deposits	(9)	[1]	(49)	[1]

of which related to credit risk	2		57

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,421)	[1]	(8,537)	[1]

Short-term borrowings	(778)	[2]	93	[2]

of which related to credit risk	6		9

Long-term debt	(10,345)	[2]	10,906	[2]

of which related to credit risk	(4,004)		4,989

Other liabilities	1,299	[2]	(1,542)	[2]

of which related to credit risk	1,125		(631)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF (4,458) million and CHF 4,989 million in 2009 and 2008, respectively.

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

Fair value measurements of investments in certain entities that calculate NAV per share
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of 2009	Non-redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	121		8,002	[1]	8,123	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	150		8,022		8,172	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equities	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,404	[3]	9,543		15,947	1,977	[4]

1 40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 38% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period of more than 60 days, 23% is redeemable on an annual basis with a notice period of more than 60 days and 9% is redeemable on demand with a notice period of less than 30 days. 3 Includes CHF 2,631 million attributable to noncontrolling interests. 4 Includes CHF 803 million attributable to noncontrolling interests.

Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.

Investment in funds held in other investments principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and estimated fair values of financial instruments
	2009		2008

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	209,499	209,499	269,028	269,029

Securities received as collateral	37,516	37,516	29,454	29,454

Trading assets	332,238	332,238	342,778	342,778

Investment securities	11,232	11,232	13,823	13,823

Loans	237,180	239,756	235,797	237,858

Other financial assets [1]	177,891	177,948	251,104	250,949

Financial liabilities (CHF million)

Due to banks and deposits	322,908	322,897	355,169	354,728

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,687	191,687	243,370	243,336

Obligation to return securities received as collateral	37,516	37,516	29,454	29,454

Trading liabilities	133,481	133,481	154,465	154,465

Short-term borrowings	7,645	7,645	10,964	10,933

Long-term debt	159,365	159,093	150,714	147,787

Other financial liabilities [2]	130,180	130,180	177,264	177,251

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

33 Assets pledged or assigned
end of	2009	2008

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	222,050	165,406

of which assets provided with the right to sell or repledge	141,634	89,915

Fair value of collateral received with the right to sell or repledge	337,448	515,655

of which sold or repledged	300,665	452,875

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	13,501	40,870

Swiss National Bank required minimum liquidity reserves	1,829	2,070

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

34 Capital adequacy
The Group is subject to regulation by FINMA. Since January 1, 2008, the Group has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision, known as >>Basel II, as implemented by FINMA. These standards affect the measurement of both risk-weighted assets and eligible capital. The Group has based its capital adequacy calculations on US GAAP, as permitted by the FINMA Circular 2008/34. FINMA has advised the Group that it may continue to include as tier 1 capital CHF 1.7 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2009.

According to the FINMA and Bank for International Settlements (BIS) capital requirements, total regulatory capital is comprised of two categories. Tier 1 capital comprises shareholders’ equity according to US GAAP, qualifying noncontrolling interests and hybrid instruments. Deductions from tier 1 capital include, among other items, goodwill and intangible assets, participations in insurance entities, investments in certain bank and finance entities and other adjustments, including cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers equals total eligible capital.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

As of December 31, 2009 and 2008, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS data (risk-weighted assets, eligible capital and ratios)
end of	2009	2008

Risk-weighted assets (CHF million)

Credit risk	164,997	180,425

Non-counterparty risk	7,141	6,994

Market risk	17,458	39,911

Operational risk	32,013	30,137

Risk-weighted assets	221,609	257,467

Eligible capital (CHF million)

Tier 1 capital	36,207	34,208

Tier 2 capital	9,521	11,882

Total eligible capital	45,728	46,090

Capital ratios (%)

Tier 1 ratio	16.3	13.3

Total capital ratio	20.6	17.9

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2009, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2009, the Group was not subject to restrictions on its ability to pay dividends.

35 Assets under management
The following disclosure provides information regarding assets under management and net new assets as regulated by FINMA.
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

in / end of	2009		2008

Assets under management (CHF billion)

Assets in collective investment instruments managed by Credit Suisse	199.4		216.7

Assets with discretionary mandates	222.9		267.3

Other assets under management	806.7		690.0

Assets under management (including double counting)	1,229.0		1,174.0	[1]

of which double counting	124.0		131.7

Net new assets/(asset outflows) (CHF billion)

Total net new assets/(asset outflows), including double counting	38.3	[2]	(9.2)	[2]

1 Includes CHF 67.9 billion assets under management from discontinued operations relating to the sale of part of our traditional investment strategies business in Asset Management. 2 Includes CHF 5.9 billion and CHF 6.2 billion in 2009 and 2008, respectively, net asset outflows from discontinued operations relating to the sale of part of our traditional investment strategies business in Asset Management.

36 Litigation
The Group is involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

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

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
37 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2009

100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7

100		BANK-now AG	Horgen, Switzerland	CHF	30.0

100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0

100		Credit Suisse LP Holding AG	Zug, Switzerland	CHF	0.1

100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0

100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0

100		Wincasa	Winterthur, Switzerland	CHF	1.5

99		Neue Aargauer Bank	Aarau, Switzerland	CHF	134.1

89		Clariden Leu Holding AG	Zurich, Switzerland	CHF	8.1

89		Clariden Leu AG	Zurich, Switzerland	CHF	50.0

89		Clariden Leu Financial Products (Guernsey) Ltd.	St. Peter Port, Guernsey	GBP	0.0

89		Clariden Leu Immobilien AG	Zurich, Switzerland	CHF	1.0

88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5

	Credit Suisse AG

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,016.7

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Salt Lake City, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	42.1

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100	[1]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[2]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	0.0

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100		Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100		Credit Suisse Asset Management Fund Service (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	925.5

100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	CHF	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	903.5

100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100	[3]	Credit Suisse International	London, United Kingdom	USD	3,889.6

100		Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.3

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	896.1

100		Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Private Equity, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,527.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,107.8

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	22.6

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Stanton Equity Trading Delaware LLC	Wilmington, United States	USD	0.8

83		Asset Management Finance LLC	Wilmington, United States	USD	341.8

60		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	10.0

55		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	210.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 58% owned by Credit Suisse AG. 2 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 3 80% of voting rights and 94% of equity interest held by Credit Suisse AG. 4 Controlling interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2009

26		Capital Union E.C.	Manama, Kingdom of Bahrain

100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey

25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany

50		Swisscard AECS AG	Horgen, Switzerland

Credit Suisse AG

15	[2]	Absolute Invest Ltd.	Zug, Switzerland

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

24		Aberdeen Asset Management PLC	Aberdeen, United Kingdom

1 Deconsolidated under US GAAP as the Group is not the primary beneficiary. 2 The Group retains significant influence through Board of Directors representation.

38 Supplementary subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities.

Credit Suisse (USA), Inc. is an indirect, wholly-owned subsidiary of the Group. The following tables set forth the condensed consolidating financial information regarding Credit Suisse (USA), Inc., the Bank and the Group.

Condensed consolidating statements of operations
in 2009	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,947	15,575		24,522	256	510		25,288

Interest expense	(4,949)	(13,204)		(18,153)	(250)	6		(18,397)

Net interest income	3,998	2,371		6,369	6	516		6,891

Commissions and fees	3,548	9,222		12,770	10	970		13,750

Trading revenues	2,956	9,208		12,164	0	(13)		12,151

Other revenues	(836)	1,526		690	6,707	(6,895)		502

Net revenues	9,666	22,327		31,993	6,723	(5,422)		33,294

Provision for credit losses	24	436		460	0	46		506

Compensation and benefits	4,613	10,093		14,706	31	276		15,013

General and administrative expenses	1,981	5,641		7,622	(19)	98		7,701

Commission expenses	356	1,492		1,848	0	149		1,997

Total other operating expenses	2,337	7,133		9,470	(19)	247		9,698

Total operating expenses	6,950	17,226		24,176	12	523		24,711

Income/(loss) from continuing operations before taxes	2,692	4,665		7,357	6,711	(5,991)		8,077

Income tax expense/(benefit)	1,403	391		1,794	(13)	54		1,835

Income/(loss) from continuing operations	1,289	4,274		5,563	6,724	(6,045)		6,242

Income/(loss) from discontinued operations, net of tax	0	169		169	0	0		169

Net income/(loss)	1,289	4,443		5,732	6,724	(6,045)		6,411

Less net income/(loss) attributable to noncontrolling interests	(858)	161		(697)	0	384		(313)

Net income/(loss) attributable to shareholders	2,147	4,282		6,429	6,724	(6,429)		6,724

of which from continuing operations	2,147	4,113		6,260	6,724	(6,429)		6,555

of which from discontinued operations	0	169		169	0	0		169

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2008	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	18,251	28,851		47,102	403	434		47,939

Interest expense	(14,179)	(25,010)		(39,189)	(401)	187		(39,403)

Net interest income	4,072	3,841		7,913	2	621		8,536

Commissions and fees	3,565	10,075		13,640	18	1,154		14,812

Trading revenues	(3,346)	(6,994)		(10,340)	0	460		(9,880)

Other revenues	(2,419)	(1,489)		(3,908)	(8,058)	7,766		(4,200)

Net revenues	1,872	5,433		7,305	(8,038)	10,001		9,268

Provision for credit losses	4	793		797	0	16		813

Compensation and benefits	3,855	9,103		12,958	72	224		13,254

General and administrative expenses	1,518	5,781		7,299	106	404		7,809

Commission expenses	353	1,737		2,090	1	203		2,294

Total other operating expenses	1,871	7,518		9,389	107	607		10,103

Total operating expenses	5,726	16,621		22,347	179	831		23,357

Income/(loss) from continuing operations before taxes	(3,858)	(11,981)		(15,839)	(8,217)	9,154		(14,902)

Income tax expense/(benefit)	(637)	(4,285)		(4,922)	1	325		(4,596)

Income/(loss) from continuing operations	(3,221)	(7,696)		(10,917)	(8,218)	8,829		(10,306)

Income/(loss) from discontinued operations, net of tax	0	(531)		(531)	0	0		(531)

Net income/(loss)	(3,221)	(8,227)		(11,448)	(8,218)	8,829		(10,837)

Less net income/(loss) attributable to noncontrolling interests	(2,338)	(1,041)		(3,379)	0	760		(2,619)

Net income/(loss) attributable to shareholders	(883)	(7,186)		(8,069)	(8,218)	8,069		(8,218)

of which from continuing operations	(883)	(6,655)		(7,538)	(8,218)	8,069		(7,687)

of which from discontinued operations	0	(531)		(531)	0	0		(531)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2007	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	28,031	33,561		61,592	463	495		62,550

Interest expense	(26,612)	(27,382)		(53,994)	(520)	406		(54,108)

Net interest income	1,419	6,179		7,598	(57)	901		8,442

Commissions and fees	5,108	12,414		17,522	22	1,385		18,929

Trading revenues	409	5,395		5,804	1	341		6,146

Other revenues	5,097	869		5,966	7,778	(7,940)		5,804

Net revenues	12,033	24,857		36,890	7,744	(5,313)		39,321

Provision for credit losses	(1)	228		227	0	13		240

Compensation and benefits	5,158	10,370		15,528	99	471		16,098

General and administrative expenses	1,403	5,378		6,781	(126)	178		6,833

Commission expenses	443	1,746		2,189	8	213		2,410

Total other operating expenses	1,846	7,124		8,970	(118)	391		9,243

Total operating expenses	7,004	17,494		24,498	(19)	862		25,341

Income/(loss) from continuing operations before taxes	5,030	7,135		12,165	7,763	(6,188)		13,740

Income tax expense/(benefit)	(113)	957		844	3	401		1,248

Income/(loss) from continuing operations	5,143	6,178		11,321	7,760	(6,589)		12,492

Income/(loss) from discontinued operations, net of tax	0	6		6	0	0		6

Net income/(loss)	5,143	6,184		11,327	7,760	(6,589)		12,498

Less net income/(loss) attributable to noncontrolling interests	4,405	608		5,013	0	(275)		4,738

Net income/(loss) attributable to shareholders	738	5,576		6,314	7,760	(6,314)		7,760

of which from continuing operations	738	5,570		6,308	7,760	(6,314)		7,754

of which from discontinued operations	0	6		6	0	0		6

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2009	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,989	50,546		52,535	11	(689)		51,857

Interest-bearing deposits with banks	26,464	(24,264)		2,200	0	(1,023)		1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,573	72,805		208,378	0	1,121		209,499

Securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading assets	127,563	203,744		331,307	0	931		332,238

Investment securities	0	9,190		9,190	29	2,013		11,232

Other investments	11,150	12,397		23,547	40,301	(39,855)		23,993

Net loans	13,011	208,441		221,452	7,746	7,982		237,180

Premises and equipment	968	4,933		5,901	0	535		6,436

Goodwill	654	7,478		8,132	0	1,135		9,267

Other intangible assets	57	261		318	0	10		328

Brokerage receivables	16,654	25,218		41,872	0	88		41,960

Other assets	9,284	58,995		68,279	303	162		68,744

Total assets	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

Liabilities and equity (CHF million)

Due to banks	143	49,938		50,081	8,015	(21,882)		36,214

Customer deposits	0	258,697		258,697	0	27,997		286,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,150	43,437		191,587	0	100		191,687

Obligation to return securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading liabilities	31,165	103,710		134,875	0	(1,394)		133,481

Short-term borrowings	45,426	(39,368)		6,058	0	1,587		7,645

Long-term debt	34,886	121,790		156,676	2,722	(33)		159,365

Brokerage payables	41,098	18,034		59,132	0	(167)		58,965

Other liabilities	14,716	55,538		70,254	136	1,142		71,532

Total liabilities	358,064	606,667		964,731	10,873	7,495		983,099

Total shareholders' equity	19,246	11,982		31,228	37,517	(31,228)		37,517

Noncontrolling interests	8,537	5,986		14,523	0	(3,712)		10,811

Total equity	27,783	17,968		45,751	37,517	(34,940)		48,328

Total liabilities and equity	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2008	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,638	87,883		90,521	14	(500)		90,035

Interest-bearing deposits with banks	36,976	(33,084)		3,892	0	(1,880)		2,012

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	196,058	72,955		269,013	0	15		269,028

Securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading assets	113,778	227,603		341,381	0	1,397		342,778

Investment securities	17	11,664		11,681	29	2,113		13,823

Other investments	16,845	10,063		26,908	35,548	(35,454)		27,002

Net loans	832	219,560		220,392	9,068	6,337		235,797

Premises and equipment	908	4,881		5,789	0	561		6,350

Goodwill	670	7,525		8,195	0	1,135		9,330

Other intangible assets	143	269		412	0	11		423

Brokerage receivables	17,881	39,618		57,499	0	(1)		57,498

Other assets	12,373	72,835		85,208	448	141		85,797

Assets of discontinued operations held-for-sale	0	1,023		1,023	0	0		1,023

Total assets	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

Liabilities and equity (CHF million)

Due to banks	339	74,609		74,948	8,086	(24,851)		58,183

Customer deposits	0	267,010		267,010	0	29,976		296,986

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,441	52,529		243,970	0	(600)		243,370

Obligation to return securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading liabilities	40,523	113,195		153,718	0	747		154,465

Short-term borrowings	31,044	(20,862)		10,182	0	782		10,964

Long-term debt	34,140	114,410		148,550	4,536	(2,372)		150,714

Brokerage payables	56,921	36,505		93,426	0	(103)		93,323

Other liabilities	12,977	70,112		83,089	183	1,526		84,798

Liabilities of discontinued operations held-for-sale	0	872		872	0	0		872

Total liabilities	402,813	702,707		1,105,520	12,805	4,804		1,123,129

Total shareholders' equity	18,314	8,554		26,868	32,302	(26,868)		32,302

Noncontrolling interests	13,420	5,861		19,281	0	(4,362)		14,919

Total equity	31,734	14,415		46,149	32,302	(31,230)		47,221

Total liabilities and equity	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2009	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(29,040)	16,834		(12,206)	6,825	(8,805)		(14,186)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,620	(8,036)		1,584	(1,038)	180		726

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	55,753	(245)		55,508	0	(1,105)		54,403

Purchase of investment securities	0	(67)		(67)	0	(2,122)		(2,189)

Proceeds from sale of investment securities	331	560		891	0	0		891

Maturities of investment securities	0	2,209		2,209	0	2,249		4,458

Investments in subsidiaries and other investments	(1,036)	(925)		(1,961)	(6,530)	6,584		(1,907)

Proceeds from sale of other investments	610	1,309		1,919	0	(209)		1,710

(Increase)/decrease in loans	(12,266)	15,956		3,690	588	(112)		4,166

Proceeds from sale of loans	0	992		992	0	0		992

Capital expenditures for premises and equipment and other intangible assets	(287)	(1,087)		(1,374)	0	(13)		(1,387)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0	0		3

Other, net	(8)	177		169	(5)	41		205

Net cash provided by/(used in) investing activities of continuing operations	52,717	10,846		63,563	(6,985)	5,493		62,071

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(188)	(30,139)		(30,327)	(60)	1,297		(29,090)

Increase/(decrease) in short-term borrowings	15,675	(12,416)		3,259	0	839		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38,671)	(8,683)		(47,354)	0	700		(46,654)

Issuances of long-term debt	9,046	52,421		61,467	56	1,306		62,829

Repayments of long-term debt	(9,452)	(61,609)		(71,061)	(500)	(911)		(72,472)

Issuances of common shares	0	(13)		(13)	29	1		17

Sale of treasury shares	0	1,695		1,695	752	15,210		17,657

Repurchase of treasury shares	0	(2,150)		(2,150)	(2,531)	(14,338)		(19,019)

Dividends paid/capital repayments	(32)	(225)		(257)	(111)	(7)		(375)

Other, net	(640)	(2,807)		(3,447)	1,485	62		(1,900)

Net cash provided by/(used in) financing activities of continuing operations	(24,262)	(63,926)		(88,188)	(880)	4,159		(84,909)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(64)	(1,091)		(1,155)	1,037	(1,036)		(1,154)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(649)	(37,337)		(37,986)	(3)	(189)		(38,178)

Cash and due from banks at beginning of period	2,638	87,883		90,521	14	(500)		90,035

Cash and due from banks at end of period	1,989	50,546		52,535	11	(689)		51,857

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows (continued)
in 2008	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	48,161	85,587		133,748	(8,816)	4,939		129,871

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,046	(8,839)		207	(1,038)	1,812		981

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,736)	37,021		12,285	0	350		12,635

Purchase of investment securities	0	(510)		(510)	0	(1,217)		(1,727)

Proceeds from sale of investment securities	0	55		55	0	0		55

Maturities of investment securities	0	2,365		2,365	0	303		2,668

Investments in subsidiaries and other investments	(1,569)	(2,259)		(3,828)	8,410	(8,441)		(3,859)

Proceeds from sale of other investments	1,448	1,067		2,515	1,576	(1,417)		2,674

(Increase)/decrease in loans	24	(10,465)		(10,441)	(23)	3,543		(6,921)

Proceeds from sale of loans	0	596		596	0	0		596

Capital expenditures for premises and equipment and other intangible assets	(327)	(1,073)		(1,400)	0	(73)		(1,473)

Proceeds from sale of premises and equipment and other intangible assets	1	3		4	0	37		41

Other, net	67	74		141	10	4		155

Net cash provided by/(used in) investing activities of continuing operations	(16,046)	18,035		1,989	8,935	(5,099)		5,825

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	279	(57,860)		(57,581)	(98)	2,391		(55,288)

Increase/(decrease) in short-term borrowings	(15,949)	8,385		(7,564)	0	(3,843)		(11,407)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,764)	(31,211)		(40,975)	0	(505)		(41,480)

Issuances of long-term debt	1,366	105,056		106,422	0	1,216		107,638

Repayments of long-term debt	(10,292)	(75,204)		(85,496)	1	(1,072)		(86,567)

Repayments of trust preferred securities	0	111		111	0	(113)		(2)

Issuances of common shares	0	2,958		2,958	2,581	(2,992)		2,547

Sale of treasury shares	0	1,040		1,040	764	24,760		26,564

Repurchase of treasury shares	0	(1,021)		(1,021)	(1,472)	(22,539)		(25,032)

Dividends paid/capital repayments	0	(3,002)		(3,002)	(2,769)	2,825		(2,946)

Other, net	1,798	3,824		5,622	(151)	(1,528)		3,943

Net cash provided by/(used in) financing activities of continuing operations	(32,562)	(46,924)		(79,486)	(1,144)	(1,400)		(82,030)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(192)	(1,824)		(2,016)	1,032	(1,088)		(2,072)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by /(used in) discontinued operations	0	(18)		(18)	0	0		(18)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(639)	54,856		54,217	7	(2,648)		51,576

Cash and due from banks at beginning of period	3,118	33,186		36,304	7	2,148		38,459

Cash and due from banks at end of period	2,479	88,042		90,521	14	(500)		90,035

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows (continued)
in 2007	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	20,718	(74,678)		(53,960)	7,257	(11,172)		(57,875)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(18,798)	18,343		(455)	1,046	3,468		4,059

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,049)	27,376		3,327	0	109		3,436

Purchase of investment securities	0	(445)		(445)	0	(483)		(928)

Proceeds from sale of investment securities	0	2,884		2,884	0	21		2,905

Maturities of investment securities	0	3,450		3,450	0	318		3,768

Investments in subsidiaries and other investments	(2,680)	(5,715)		(8,395)	(10,311)	11,080		(7,626)

Proceeds from sale of other investments	1,447	741		2,188	1,234	(1,134)		2,288

(Increase)/decrease in loans	(166)	(35,971)		(36,137)	2,489	(1,824)		(35,472)

Proceeds from sale of loans	0	339		339	0	0		339

Capital expenditures for premises and equipment and other intangible assets	(422)	(874)		(1,296)	0	(254)		(1,550)

Proceeds from sale of premises and equipment and other intangible assets	78	12		90	0	160		250

Other, net	(78)	35		(43)	6	84		47

Net cash provided by/(used in) investing activities of continuing operations	(44,668)	10,175		(34,493)	(5,536)	11,545		(28,484)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(146)	46,436		46,290	147	6,073		52,510

Increase/(decrease) in short-term borrowings	28,774	(28,823)		(49)	0	(468)		(517)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	1,262	29,328		30,590	0	(97)		30,493

Issuances of long-term debt	106	77,680		77,786	0	3,365		81,151

Repayments of long-term debt	(4,158)	(58,480)		(62,638)	(2,268)	(400)		(65,306)

Issuance of trust preferred securities	0	22		22	0	(22)		0

Issuances of common shares	0	0		0	60	0		60

Sale of treasury shares	0	0		0	1	36,277		36,278

Repurchase of treasury shares	0	(287)		(287)	(5,335)	(36,257)		(41,879)

Dividends paid/capital repayments	(1,302)	150		(1,152)	(2,587)	1,158		(2,581)

Other, net	389	7,133		7,522	(878)	213		6,857

Net cash provided by/(used in) financing activities of continuing operations	24,925	73,159		98,084	(10,860)	9,842		97,066

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(180)	(1,064)		(1,244)	(4)	(92)		(1,340)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by /(used in) discontinued operations	0	52		52	0	0		52

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	795	7,644		8,439	(9,143)	10,123		9,419

Cash and due from banks at beginning of period	2,323	25,542		27,865	9,150	(7,975)		29,040

Cash and due from banks at end of period	3,118	33,186		36,304	7	2,148		38,459

1 Includes eliminations and consolidation adjustments.

39 Credit Suisse Group Parent company
For the condensed Credit Suisse Group Parent company financial information, refer to Note 38 – Supplementary subsidiary guarantee information.
40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP. For a detailed description of the Group’s accounting policies, refer to Note 1 – Summary of significant accounting policies.

FINMA requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP and its primary accounting standard.

The principal provisions of the Banking Ordinance and the FINMA Circular 2008/2, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

Scope of consolidation
Under US GAAP, the Group is not consolidating certain entities that issue redeemable preferred securities. Under Swiss GAAP, these entities would continue to be consolidated as the Group holds 100% of the voting rights.

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

Fair value option
Unlike US GAAP, Swiss GAAP does not allow the fair value option concept that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. The fair value option permits the use of fair value for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of operations. Issued hybrid financial instruments for which fair value accounting is elected continue to be bifurcated for Swiss GAAP purposes which means that the embedded derivative is carried at fair value, whereas the host contract is accounted for on an accrual basis.

Real estate held for investment
Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation and any impairments.
Under Swiss GAAP, real estate held for investment that the Group intends to hold permanently is also valued at cost less accumulated depreciation, however, if the Group does not intend to hold it permanently, real estate is carried at LOCOM.

Investments in securities
Available-for-sale securities
Under US GAAP, available-for-sale securities are valued at fair value. Unrealized gains and losses due to fluctuations in fair value (including foreign exchange) are not recorded in the consolidated statements of operations but included net of tax in AOCI, which is part of total shareholders’ equity. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairment losses in the consolidated statements of operations, except for amounts relating to factors other than credit loss on debt securities with no intent or requirement to sell that continue to be included in AOCI. The new cost basis will not be changed for subsequent recoveries in fair value.

Under Swiss GAAP, available-for-sale securities are accounted for at LOCOM, with valuation reductions and recoveries due to market fluctuations, recorded in other ordinary expenses and income, respectively. Foreign exchange gains and losses are recognized in net trading income/(loss).

Under US GAAP, non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value (depending on the status of reporting entity), whereas under Swiss GAAP, non-marketable equity securities are carried at LOCOM.

Impairments on held-to-maturity securities
Under US GAAP, declines in fair value of held-to-maturity securities below cost deemed to be other-than-temporary are recognized as impairment losses in the consolidated statements of operations except for amounts relating to factors other than credit loss on debt securities held with no intent or requirement to sell that are included in AOCI. The impairment cannot be reversed in future periods.

Under Swiss GAAP, all impairment losses are recognized in the consolidated statements of operations. Impairment losses recognized on held-to-maturity securities are reversed up to the amortized cost if the fair value of the instrument subsequently recovers. A reversal is recorded in the consolidated statements of operations.

Trading positions
Under both US GAAP and Swiss GAAP, positions classified as trading assets or liabilities are valued at fair value. Under US GAAP, this classification is based on management’s intent concerning the specific instrument, whereas under Swiss GAAP, the prevailing criteria is the active management of the specific instrument in the context of a documented trading strategy.

Bifurcation of precious metal loans
Under US GAAP, precious metal loans and deposits are considered hybrid instruments. US GAAP permits such instruments to be carried at fair value with changes recorded in the consolidated statements of operations. Alternatively, under US GAAP, as precious metals are considered a commodity, which is not clearly and closely related to a loan or deposit host contract, the embedded derivative may be bifurcated and carried at fair value with the host instrument carried on an accrual basis.

Under Swiss GAAP, precious metal loans and deposits are not considered hybrid instruments. Precious metals are rather considered a currency and, accordingly, revalued using the period-end spot rate.
Goodwill and intangible assets
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment annually, or more frequently, if an event or change in circumstances indicates that the goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, generally not exceeding five years, except for justified cases where a maximum useful life of up to 20 years is acceptable. In addition, goodwill is tested for impairment.

Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently, if an event or change in circumstances indicates that the asset may be impaired.

Under Swiss GAAP, intangibles assets with indefinite lives are amortized over a useful life, up to a maximum of five years. In addition, these assets are tested for impairment.
Pensions and post-retirements benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation. Under Swiss GAAP, the liability and related pension expense is primarily determined based on the required contributions defined by Swiss law and any additional contribution mandated by the pension fund trustees. In addition, if an overfunding of a pension plan leads to a future economic benefit or an underfunding to a future economic obligation, respectively, an asset or liability must be recognized on the balance sheet and a change included in annual pension expense.

Reserves for general banking risks
US GAAP does not allow general unallocated provisions. Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of total equity.
Other non-trading assets measured at fair value
Under US GAAP, all of our mortgage servicing rights and most of our life settlement contracts are valued at fair value, with changes in value reported in the consolidated statements of operations. Under Swiss GAAP, mortgage servicing rights and life settlement contracts are carried at LOCOM.

41 Risk assessment
In accordance with the Swiss Code of Obligations the following disclosure provides information regarding the risk assessment process, which was in place for the reporting period and followed by the Board.

The primary objectives of risk management are to protect the financial strength and reputation of the Group, while ensuring that capital is well deployed to support business activities and grow shareholder value. The risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within set limits in a transparent and timely manner.

The Board is responsible for the strategic direction, supervision and control of the Group and for defining our overall tolerance for risk. The Board has delegated certain responsibilities regarding risk management and oversight to the Risk Committee, the Audit Committee and to the Executive Board.

The Board’s Risk Committee is responsible for assisting the Board in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital structure, including the regular assessment and review of major risk exposures and the approval of risk limits. The Audit Committee, in addition to other responsibilities, reviews management’s report on internal control over financial reporting (SOX 404), the annual report on the internal control system (ICS) and the annual compliance report.

Within the Executive Board of the Group, the Chief Risk Officer (CRO) is responsible for providing risk management oversight and for establishing an organizational basis to manage and report on all risk management matters. The Capital Allocation and Risk Management Committee (CARMC), the Risk Processes and Standards Committee and the Reputation Risk and Sustainability Committee have been established to assist the Executive Board, and certain responsibilities regarding risk management and oversight have been delegated to these committees. The CARMC is comprised of at least five members of the Executive Board and senior management appointed by the Chief Executive Officer and operates in the >>position risk cycle for setting position risk standards and monitoring related limits, the finance and capital cycle for asset/liability management, funding, liquidity and capital matters, and the ICS cycle for operational risks, legal and compliance issues and internal control matters. The CARMC may delegate its authority to set and approve certain limits for position risk, funding, liquidity and capital to the CRO or divisional risk management committees. The divisional risk management committees regularly review and discuss division-specific market and credit risk matters, operational risks, legal and compliance issues and internal control matters.

During the reporting period, the Board received the quarterly risk reports from the CRO and the annual ICS and compliance reports from the office of the General Counsel, which formed the basis of the Board’s risk reviews. Additional risk information was provided at each meeting of the Board’s Risk Committee and at most Board meetings. The Board, assisted by its Risk and Audit Committees, performed a systematic risk assessment in accordance with established policies and procedures.

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

The CEO and CFO concluded that, as of December 31, 2009, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2009 using the criteria issued by the COSO in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2009.
KPMG AG, the Group’s independent auditors, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2009, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Group’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2009, and our report dated March 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

David L. Jahnke Marc Ufer
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 25, 2010
Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings
Report on the conditional increase of share capital
Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG (the "Group"), which comprise the balance sheet, income statement and notes for the year ended December 31, 2009.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Group's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2009 comply with Swiss law and the Group's articles of incorporation.

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

KPMG AG

Philipp Rickert Manfred Suppan
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 25, 2010
Parent company financial statements
Statements of income
in	2009	2008

Income (CHF million)

Dividend income from investments in group companies	187	3,428

Other financial income	382	566

Gain on sale of noncurrent assets	441	0

Other income	98	123

Total income	1,108	4,117

Expenses (CHF million)

Financial expenses	252	780

Compensation and benefits	84	(183)	[1]

Other expenses	51	192

Valuation adjustments, write-offs and provisions	168	3,387	[2]

Tax expense	10	10

Total expenses	565	4,186

Net income/(loss)	543	(69)

1 Includes the reversal of deferred compensation recorded in prior periods due to declines in the value of the related awards. 2 Mainly represents losses on treasury shares held for the purpose of future settlement of share-based compensation awards.

Balance sheets
	Reference to notes	end of

		2009	2008

Assets (CHF million)

Cash with group companies		11	515

Receivables from third parties		6	32

Accrued income and prepaid expenses - third parties		7	3

Accrued income and prepaid expenses - group companies		355	487

Total current assets		379	1,037

Investments in group companies	6	34,905	34,921

Long-term loans to third parties		1	1

Long-term loans to group companies		7,984	8,184

Financial investments		1,591	814

Total noncurrent assets		44,481	43,920

Total assets		44,860	44,957

Liabilities and shareholders' equity (CHF million)

Payables to third parties		3	516

Payables to group companies		7,591	7,651

Accrued expenses and deferred income - third parties		63	77

Accrued expenses and deferred income - group companies		107	115

Total short-term liabilities		7,764	8,359

Bonds	5	0	0

Long-term loans from group companies		3,385	3,337

Provisions		312	322

Total long-term liabilities		3,697	3,659

Total liabilities		11,461	12,018

Share capital	9	47	47

General legal reserve		15,882	15,852

Reserve for own shares	7	3,929	3,929

Free reserves		10,500	10,500

Retained earnings brought forward		2,498	2,680

Net income/(loss)		543	(69)

Retained earnings		3,041	2,611

Total shareholders' equity		33,399	32,939

Total liabilities and shareholders' equity		44,860	44,957

Notes to the financial statements
1 Accounting principles
The financial statements of the Group Parent company are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in CHF. The financial year ends on December 31.
2 Contingent liabilities
end of	2009	2008

CHF million

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	63,049	70,378

of which have been entered into on behalf of subsidiaries	63,049	70,281

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

3 Compensation to members of the Board of Directors and the Executive Board
As required by applicable Swiss law (Article 663b bis and Article 663c, par 3 of the Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board of Directors (Board) and the members of the Executive Board as well as loans granted to this group of people and persons and companies related to them.

Compensation to members of the Board of Directors
Compensation to members of the Board of Directors is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board of Directors is set by the Board of Directors based on the recommendation of the Compensation Committee. Compensation for members of the Board of Directors with no functional duties (nine individuals) is in the form of cash and Group shares, which are blocked for a period of four years, and covers the 12-month period from the current Annual General Meeting (AGM) to the following year’s AGM.

Members of the Board of Directors with functional, non-executive duties (five individuals) receive fixed and variable compensation for their services during the year as set by the Board of Directors. For Chairman of the Board of Directors Hans-Ulrich Doerig and Vice-Chairman Urs Rohner, variable compensation depends on both the performance of the Group and their personal performance. The variable compensation for the other three individuals, as it relates to their services as chairmen of a board committee, is not directly dependent on the performance of the Group but on personal performance and time commitment. Such compensation is paid in the form of cash and Group shares, blocked for a period of four years.

By compensating Board of Directors members to a significant degree in the form of blocked Group shares, the Group ensures alignment of their interests with the interests of its shareholders. The value of the shares held by the Group’s Board of Directors members as of the end of 2009 increased 80.1% from the beginning of 2009.

Compensation for the members of the Board of Directors for 2009
	Fixed cash compen- sation	Variable cash compen- sation	Total cash	% of total compen- sation	Value of Group share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of Group shares	[2]

2009/2010 (CHF)

Hans-Ulrich Doerig, Chairman [3]	1,778,409	2,350,000	4,128,409	63%	2,350,000	36%	28,095		6,506,504	43,754

Urs Rohner, Vice-Chairman [3]	1,200,000	1,000,000	2,200,000	66%	1,000,000	30%	146,160		3,346,160	18,619

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	–	250,000	50%	250,000	50%	–		500,000	5,750

Robert H. Benmosche [4,5]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Noreen Doyle [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Walter B. Kielholz [3,4]	916,667	2,175,000	3,091,667	59%	2,175,000	41%	8,000		5,274,667	50,024

Andreas N. Koopmann [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Jean Lanier [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Anton van Rossum [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	4,236

David W. Syz [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Ernst Tanner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	333,334	733,334	69%	333,333	31%	–		1,066,667	6,207

John Tiner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	11,172

Total	6,795,076	6,825,834	13,620,910	61%	8,435,833	38%	192,255		22,248,998	174,262

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received an annual fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. The annual fees and variable compensation paid to Walter B. Kielholz (former Chairman) and Hans-Ulrich Doerig (former full-time Vice-Chairman, current Chairman) and to Urs Rohner (full-time Vice-Chairman) and Richard E. Thornburgh (Chairman of the Risk Committee) reflect the new or changed functional duties they performed in 2009. Variable compensation awarded for 2009 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 53.71. 4 Members of the Board without functional duties were paid an annual fee in advance for the period from one AGM to the other, i.e., from April 24, 2009 to April 30, 2010. For 2009, the fee was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 43.48. 5 Robert H. Benmosche stepped down from the Board on August 10, 2009.

Compensation of the Chairman of the Board of Directors for 2009
For 2009, the Chairman of the Board of Directors received total compensation of CHF 6.51 million, of which CHF 4.70 million was variable compensation, of which CHF 2.35 million was awarded in cash and CHF 2.35 million was awarded in Group shares, blocked for a period of four years.

Additional fees and compensation
Two former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board of Directors or related parties during 2009.

Compensation for the members of the Board of Directors for 2008
	Fixed cash compen- sation	Variable cash compen- sation	Total cash	% of total compen- sation	Value of Group share awards	% of total compen- sation	Other compen- sation cate- gories	[1]	Total compen- sation	Number of Group shares	[2]

2008/2009 (CHF)

Walter B. Kielholz, Chairman [3]	2,000,000	–	2,000,000	99%	–	–	24,000		2,024,000	–

Hans-Ulrich Doerig, Vice-Chairman and Chairman of the Risk Committee [3]	750,000	1,062,500	1,812,500	62%	1,062,500	37%	26,796		2,901,796	38,623

Peter Brabeck-Letmathe, Vice-Chairman [4]	175,000	–	175,000	35%	325,000	65%	–		500,000	5,794

Thomas W. Bechtler [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Robert H. Benmosche [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Noreen Doyle [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Jean Lanier [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Anton van Rossum [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	8,270

David W. Syz [4]	140,000	–	140,000	35%	260,000	65%	–		400,000	4,635

Ernst Tanner [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Richard E. Thornburgh [4]	122,500	–	122,500	35%	227,500	65%	–		350,000	4,056

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	21,811

Total	4,707,500	2,030,000	6,737,500	62%	4,132,500	38%	60,796		10,930,796	108,683

1 Other compensation included lump sum expenses and child and health care allowances. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received a base fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. The applicable Group share price was CHF 27.51. 4 Members of the Board without functional, non-executive duties were paid an annual fee in advance for the period from one AGM to the other, i.e., from April 25, 2008 to April 24, 2009. The fee was paid in Group shares (65%) and cash (35%). The applicable Group share price was CHF 56.10.

Share and option holdings of members of the Board of Directors
The holdings as disclosed below include the holdings of the respective member of the Board of Directors, their close family members and companies where they have a controlling interest.
Share holdings by individual
end of	2009	2008

Number of shares [1]

Hans-Ulrich Doerig, Chairman	155,639	117,016

Urs Rohner, Vice-Chairman [2,3]	61,394	–

Peter Brabeck-Letmathe, Vice-Chairman	95,201	92,951

Noreen Doyle	23,863	19,838

Walter B. Kielholz	420,212	451,642

Andreas N. Koopmann [3]	13,426	–

Jean Lanier	20,527	15,927

Anton van Rossum	30,857	26,832

Aziz R.D. Syriani, Chairman of the Compensation Committee	56,653	48,383

David W. Syz	72,080	67,480

Ernst Tanner	46,989	42,389

Richard E. Thornburgh, Chairman of the Risk Committee [2]	92,500	92,500

John Tiner	4,600	–

Peter F. Weibel, Chairman of the Audit Committee	41,479	29,215

Total	1,135,420	1,004,173	[4]

1 Includes Group shares that are subject to a blocking period of up to four years. 2 Urs Rohner was granted 35,564 PIP I units and 55,556 PIP II units and Richard E. Thornburgh was granted 98,935 PIP I units, each in his former position as a member of the Executive Board. 3 As of April 24, 2009, Andreas N. Koopmann and Urs Rohner were elected as members of the Board. 4 As of April 24, 2009 and August 10, 2009, Thomas W. Bechtler and Robert H. Benmosche stepped down from the Board, respectively. As of December 31, 2008, Thomas W. Bechtler and Robert H. Benmosche held 36,573 and 23,321 shares, respectively.

Option holdings by individual
December 31, 2009	Richard E. Thornburgh	Expiry date	Exercise price in CHF

Year of grant

2001	215,116	January 25, 2011	84.75

2000	100,000	March 1, 2010	74.00

Total	315,116	–	–

December 31, 2008	Richard E. Thornburgh	Hans-Ulrich Doerig	Expiry date	Exercise price in CHF

Year of grant

2002	–	75,000	December 3, 2012	34.10

2001	215,116	97,792	January 25, 2011	84.75

2000	100,000	100,000	March 1, 2010	74.00

Total	315,116	272,792	–	–

The Group's policy is to compensate members of the Board with Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2009 and 2008, none of the members of the Board held options purchased from personal funds.

Loans to members of the Board of Directors
end of	2009			2008

	Balance	Whereof loans to related parties	[1]	Balance	Whereof loans to related parties	[1]

December 31 (CHF)

Hans-Ulrich Doerig, Chairman	1,800,000	–		2,800,000	–

Urs Rohner, Vice-Chairman [2]	4,242,000	–		–	–

Peter Brabeck-Letmathe, Vice-Chairman	5,761,432	–		5,312,500	–

Thomas W. Bechtler [2]	–	–		8,450,000	3,950,000

Walter B. Kielholz	2,000,000	–		2,000,000	–

Andreas N. Koopmann [2]	3,500,000	–		–	–

David W. Syz	1,500,000	1,500,000		1,500,000	1,500,000

Ernst Tanner	3,550,000	–		3,550,000	–

Richard E. Thornburgh	120,591	–		121,312	–

Peter F. Weibel	2,865,000	–		–	–

Total	25,339,023	1,500,000		23,733,812	5,450,000

1 Includes loans from the Group and its subsidiaries (e.g., Clariden Leu and Neue Aargauer Bank) to close family members and companies where the respective member of the Board has a controlling interest. 2 As of April 24, 2009, Thomas W. Bechtler stepped down from the Board and Andreas N. Koopmann and Urs Rohner were elected as members of the Board.

A large majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made to Board of Directors members on the same terms available to third-party customers. As of December 31, 2009, 2008 and 2007, outstanding loans to the members of the Board of Directors amounted to CHF 25 million, CHF 24 million and CHF 25 million, respectively.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans, which were extended to them at the time at employee conditions. In addition to the loans listed above, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the US Securities and Exchange Commission. As of December 31, 2009, 2008 and 2007, the total exposure to such related parties amounted to CHF 50,000, CHF 6 million and CHF 8 million, respectively, including all advances and contingent liabilities, and was in the ordinary course of business and granted at arm’s length. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2009 did not exceed CHF 10 million in aggregate.

The Group, together with its subsidiaries, is a global financial services provider and has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board of Directors members assume management functions or board member responsibilities. All relationships between the Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies are in the ordinary course of business and at arm’s length.

Compensation to members of the Executive Board
The Group’s approach to executive compensation
In line with the Group’s overall approach to compensation, its executive compensation policies are designed to promote a long-term focus by its executives in all their actions, attract executives of the highest quality and foster retention by rewarding them for superior performance and to motivate them for outstanding performance in the future. In addition, compensation should encourage strong teamwork and a meaningful alignment with the Group’s strategic goals and the interests of its shareholders.

Furthermore, and in support of the above objectives, the Compensation Committee established a variable compensation pool framework for the Executive Board, including the chief executive officer (CEO), which is linked directly to the Group’s performance. The variable compensation pool was used to define the total amount available for variable compensation awards, which were then delivered in deferred compensation in the form of Scaled Incentive Share Units (SISUs) and Adjustable Performance Plan (APP) awards. All of the variable compensation for members of the Executive Board as of December 31, 2009 was deferred.

A baseline variable compensation pool for this executive population was set at the beginning of the year assuming specific, pre-defined financial and non-financial performance goals would be achieved in 2009. At the conclusion of the year, the Compensation Committee performed an assessment versus those goals and the performance of the Group against its peers. The baseline pool was adjusted based on the assessed actual and relative performance in 2009. The pool was further adjusted to account for two measures that vary from the standard pool determination methodology. The pool was reduced by (i) the value of the cash-based awards granted to the Executive Board in 2008, and (ii) 5% for the variable compensation pool reduction applied globally in response to the UK bonus tax levy. The final variable compensation pool was then distributed to the members of the Executive Board based on business performance, individual contributions and competitive compensation levels.

The performance criteria used in this framework of determining the size of the total variable compensation pool for the Executive Board included the following:
– the financial performance of the Group, inclusive of risk and capital adequacy measures;
– results of regulatory reviews, internal audits and compliance reviews;
– market share development and client satisfaction surveys;
– investor feedback;
– employment engagement results (satisfaction survey); and
– consideration of the Group’s performance against that of its peer companies.
This approach is designed to assess performance in relation to the delivery of the strategic plan and satisfaction of the expectations of shareholders.
Executive compensation components
In line with the Group’s overall approach, executive compensation consists of a fixed salary and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The annual variable compensation component usually represents the most significant part of an executive’s total compensation package and varies from year to year, depending on the executive’s performance. All of the variable compensation of members of the Executive Board as of December 31, 2009 was deferred and comprised of share-based and other deferred awards, which are subject to vesting, holding and future service requirements. For 2009, in line with the Group’s new compensation design for managing directors and directors, members of the Executive Board received their variable compensation in the form of SISUs and APP awards. In addition, in 2009 as part of the overall revision of the Group’s compensation design, the Board of Directors approved new minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees. The minimum share ownership threshold for the CEO and other Executive Board members is 350,000 shares and up to 150,000 shares, respectively. For members of the divisional and regional management committees, the thresholds are 50,000 shares for executives responsible for the Investment Banking, Private Banking and Asset Management divisions and 20,000 shares for the executives responsible for Shared Services and regional management functions. These employees are not permitted to sell Group shares if the Group shares held by or on behalf of the employees, including unvested share-based awards, are less than the threshold.

Compensation for the members of the Executive Board for 2009
	Base salary	Variable cash compen- sation		Total cash	Value of share- based and other awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	Total compen- sation

2009 (CHF million, except where indicated)

13 individuals [3]	9.13	3.40	[4]	12.53	132.44	[5]	3.61		0.32		–	148.90

% of total compensation	6%	2%		8%	89%

of which highest paid: Brady W. Dougan, CEO	1.25	–		1.25	17.87		0.03		0.05		–	19.20

% of total compensation	6.5%			6.5%	93.1%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 ISUs and SISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of ISUs granted in prior years. 3 Includes pro-rata compensation paid to Urs Rohner and D. Wilson Ervin, who left the Executive Board in 2009, and Romeo Cerutti and Karl Landert, who joined the Executive Board in 2009. No members of the Executive Board in 2009 joined from, or left for, positions outside the Group. 4 Includes variable cash compensation paid to the two former Executive Board members. No members of the Executive Board as of December 31, 2009 received variable cash compensation. 5 Share-based and other awards include 1.1 million SISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 50.30 and the fair value of the leverage component was CHF 13.44. The total fair value of each SISU was CHF 63.74. Other awards refer to APP awards. The value of the APP awards was the value as of the grant date of January 20, 2010.

Group executive compensation for 2009
Across the whole Executive Board (13 individuals including those members who joined or left the Executive Board during 2009 and were accounted for on a pro-rata basis), 6% of total compensation was paid as salaries, 2% as variable cash compensation (only for those two members who left the Executive Board in 2009), 89% as share-based and other awards and 3% as other compensation.

Compensation for the individual Executive Board members considers personal contribution and financial performance, where applicable, in their respective areas of responsibility, as well as the positive share price development.

2009 total compensation of the highest paid member of the Executive Board
The highest paid member of the Executive Board in 2009 was the CEO, Brady W. Dougan. Brady Dougan’s compensation amounted to CHF 19.20 million and was comprised of his salary of CHF 1.25 million, share-based and other awards (SISUs and APP awards) of CHF 17.87 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 0.08 million.

2009 charitable contributions from the Executive Board variable compensation pool
In view of the challenging economic environment that has prevailed in the last 12 to 15 months and the disproportionate impact on the non-profit sector, the Compensation Committee approved a payment of CHF 20 million in charitable contributions. The contributions have been funded from the 2009 variable compensation pool for the Executive Board that could otherwise have been awarded to Executive Board members. The contributions will benefit eligible registered charities. Some Executive Board members, including the CEO, will be able to make recommendations in respect of allocation of the contributions to various charities.

Additional fees and compensation
Two former members of the Group’s most senior executive body are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of Executive Board or related parties during 2009.

Compensation for the members of the Executive Board for 2008
	Base salary	Variable cash compen- sation	CRAs (restricted variable compen- sation)	[1]	Total cash	Value of share- based and other awards		Pension and similar benefits and other benefits	[2]	Dividend equiv- alents	[3]	Total compen- sation excluding contractual agree- ments	Payments and awards due to contractual agree- ments		Total compen- sation

2008 (CHF million, except where indicated)

15 individuals [4]	10.62	7.00	9.72		27.34	25.50	[5]	3.75		7.56		64.15	42.56	[6]	106.71

% of total compensation	10%	7%	9%		26%	24%						60%	40%

of which joiners, leavers and Executive Board members with contractual agreements (7 individuals)	3.51	7.00	–		10.51	8.00		1.02		1.74		21.27	42.56		63.83

% of total compensation	5%	11%			16%	13%						33%	67%

of which other Executive Board members (8 individuals)	7.11	–	9.72		16.83	17.50		2.73		5.82		42.88	–		42.88

% of total compensation	17%		23%		39%	41%						100%

of which CEO: Brady W. Dougan	1.25	–	–		1.25	–		0.03		1.58		2.86	–		2.86

% of total compensation	44%				44%							100%

of which highest paid: Kai S. Nargolwala [7]	0.72	–	–		0.72	–		0.66		0.41		1.79	19.04		20.83

% of total compensation	3%				3%							9%	91%

1 CRA are subject to pro-rata repayment over two years if the recipient voluntarily terminates employment with the Group. 2 Other benefits consist of housing allowances, lump sum expenses and child allowances. 3 ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of awards granted in prior years. 4 Includes pro-rata compensation paid to David J. Blumer, Ulrich Körner, Michael J. Philipp and Thomas J. Sanzone who left the Group during 2008 and Hans-Ulrich Meister who joined the Group during 2008. 5 Share-based and other awards include 0.4 million ISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 23.70 and the fair value of the leverage component was CHF 6.98. The total fair value of each ISU was CHF 30.68. In addition, they also include 0.1 million of other share-based awards and PAF awards with a grant value of CHF 3.9 million. No variable compensation was paid to Brady W. Dougan or Paul Calello. 6 Payments and awards due to contractual agreements with recently hired Executive Board members include cash payments of CHF 14.5 million, CRA of CHF 4.2 million, Group shares with a fair value at grant of CHF 3.5 million, ISUs with a fair value at grant of CHF 15.8 million and other awards of CHF 4.6 million. Most of the contractually agreed payments and awards compensate the recipients for compensation elements forfeited at previous employers. 7 Details to the compensation paid to Kai S. Nargolwala are provided in the Credit Suisse Annual Report 2008.

Termination of employment provisions
All members of the Executive Board are required by contract to give (and are entitled to receive) at least six months notice of termination of employment. There are no other contracts, agreements or other arrangements with the members of the Executive Board that provide for payments or benefits in connection with a termination of employment that are not generally available to other employees of the Group.

Incentive Share Units, Performance Incentive Plan units, share and share option holdings of members of the Executive Board
The holdings disclosed include the holdings of the respective members of the Executive Board, their close family members and companies where they have a controlling interest. The holdings do not include awards granted after year end.

Units by individual
	Number of vested shares	Number of unvested share awards	Number of unvested ISUs	Number of options	Number of PIP I units	Number of PIP II units

December 31, 2009

Brady W. Dougan	424,529	–	90,956	408,400	271,898	78,102

Walter Berchtold	238,779	–	205,221	–	130,401	104,167

Paul Calello	211,762	–	77,149	241,184	142,937	57,063

Romeo Cerutti	13,805	–	26,682	–	–	–

Renato Fassbind	98,946	–	73,839	–	20,746	41,667

Tobias Guldimann	87,212	–	37,197	31,640	17,782	20,834

Karl Landert	34,965	–	117,099	–	29,347	31,250

Hans-Ulrich Meister	18,793	3,440	128,290	–	–	–

Kai S. Nargolwala	145,478	–	–	–	–	2,500

Robert S. Shafir	83,012	–	253,442	–	–	71,213

Eric M. Varvel	137,507	–	196,270	–	75,343	56,953

Total	1,494,788	3,440	1,206,145	681,224	688,454	463,749

December 31, 2008

Brady W. Dougan	296,727	99,211	408,154	408,400	271,898	78,102

Walter Berchtold	92,591	26,042	299,297	–	130,401	104,167

Paul Calello	411,856	61,093	316,001	241,184	142,937	57,063

D. Wilson Ervin	44,483	11,127	105,379	–	44,210	66,761

Renato Fassbind	14,496	10,417	96,555	–	20,746	41,667

Tobias Guldimann	67,542	5,209	51,461	31,640	17,782	20,834

Hans-Ulrich Meister	20,000	5,160	27,109	–	–	–

Kai S. Nargolwala	23,192	114,286	8,000	–	–	2,500

Urs Rohner	19,326	13,889	151,642	–	35,564	55,556

Robert S. Shafir	33,843	22,521	77,306	–	–	71,213

Eric M. Varvel	17,901	56,958	317,087	–	75,343	56,953

Total	1,041,957	425,913	1,857,991	681,224	738,881	554,816

Option holdings by individual
December 31, 2009 and 2008	Brady W. Dougan	Paul Calello	Tobias Guldimann	Expiry date	Exercise price in CHF

Year of grant

2002 [1]	–	–	–	January 31, 2012	65.75

2001 [1]	368,400	241,184	15,640	January 25, 2011	84.75

2000 [1]	40,000	–	16,000	March 1, 2010	74.00

Total	408,400	241,184	31,640	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2009 and 2008, none of the members of the Executive Board hold options purchased from personal funds.
1 Included 15,000, 24,668 and 20,000 options for 2002, 2001 and 2000, respectively, held by Ulrich Körner, who has left the Group.

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2009, 2008 and 2007, outstanding loans to the members of the Executive Board amounted to CHF 19 million, CHF 24 million and CHF 22 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was seven, and the highest loan outstanding was CHF 7 million to Executive Board member Walter Berchtold.

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

4 Liabilities due to own pension plans and Credit Suisse Group bonds held by pension plans
end of	2009	2008

CHF million

Total liabilities	–	32

5 Bonds issued
end of	Maturity date	2009	2008

CHF million

3.5% bonds 1999	July 2, 2009	–	500

Bonds with a maturity of less than one year are recorded as payables to third parties.

6 Principal participations
The company’s principal participations are shown in Note 37 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group.
7 Own shares held by the company and by group companies
	2009		2008

	Share equivalents	CHF million	Share equivalents	CHF million

At beginning of financial year

Physical holdings [1]	20,743,620	591	141,834,285	10,437

Holdings, net of pending obligations	(465,500)	(13)	46,470,767	3,943

At end of financial year

Physical holdings [1]	16,159,287	827	20,743,620	591

Holdings, net of pending obligations	1,112,550	57	(465,500)	(13)

1 Representing 1.4%, 1.8% and 12.2% of issued shares as of December 31, 2009, 2008 and 2007, respectively.

8 Significant shareholders
In connection with the Group’s raising of tier 1 capital from a small group of investors announced on October 16, 2008, Qatar Holding LLC, a company controlled by the Qatar Investment Authority, reported on October 22, 2008 that it holds 99.8 million shares, or 8.9%, of the registered shares in Credit Suisse Group AG. No further notification from Qatar Holding LLC has been received in 2009.

Through disclosure notification on September 30, 2009, Crescent Holding GmbH, a company controlled by the Olayan Group, reported that it increased its holdings to 78.4 million shares, or 6.6%, of the registered shares in Credit Suisse Group AG on September 25, 2009.

For further information on own shares, refer to Note 7 – Own shares held by the company and by group companies.
9 Share capital, conditional and authorized capital of Credit Suisse Group
	No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2008			1,184,635,653	47,385,426

Issued capital

Cancellation of shares			–	–

Conditional capital

Warrants and convertible bonds

AGM of May 4, 2007	50,000,000	2,000,000

Subscriptions in October 2008	(49,576,036)	(1,983,041)

AGM of April 24, 2009 - Increase	99,576,036	3,983,041

Remaining capital	100,000,000	4,000,000

Staff shares

AGM of May 4, 2007	96,509,721	3,860,389

Subscriptions in 2007 and 2008	(13,682,380)	(547,295)

Subscriptions in 2009	(441,801)	(17,672)	441,801	17,672

Remaining capital	82,385,540	3,295,422

Staff shares (Donaldson, Lufkin & Jenrette option programs)

AGM of May 4, 2007	7,290,153	291,606

Subscriptions in 2007 and 2008	(1,579,012)	(63,160)

Subscriptions in 2009	(292,728)	(11,709)	292,728	11,709

Remaining capital	5,418,413	216,737

Authorized capital

Acquisitions of companies/participations

AGM of May 4, 2007	45,480,000	1,819,200

Acquisition Asset Management Finance LLC in August 2008	(8,425,212)	(337,008)

AGM of April 24, 2009 - Increase	62,945,212	2,517,808

Remaining capital	100,000,000	4,000,000

Share capital as of December 31, 2009			1,185,370,182	47,414,807

10 Risk assessment
For information on the company’s risk assessment in accordance with the Swiss Code of Obligations, refer to Note 41 – Risk assessment in V – Consolidated financial statements – Credit Suisse Group.
Proposed appropriation of retained earnings

end of	2009

Retained earnings (CHF million)

Retained earnings brought forward	2,498

Net income	543

Retained earnings available for appropriation	3,041

Dividend CHF 2.00 per registered share of CHF 0.04 par value (1,185,370,182 registered shares eligible for dividend as of December 31, 2009)	2,371

To be carried forward	670

Total	3,041

The number of registered shares eligible for dividend at the dividend payment date may change due to the issuance of new registered shares.

Confirmation to the Board of Directors relating to the Conditional Capital Increase of
Credit Suisse Group AG, Zurich
We have been engaged to audit the issuance of new shares during the period from 1 January 2009 to 31 December 2009 according to the resolution of the general meeting of shareholders from 29 September 2000 in accordance with article 653f para. 1 CO.

It is the responsibility of the board of directors to issue the new shares in accordance with the provisions in the articles of incorporation. Our responsibility is to audit whether the issuance has been conducted in accordance with the provisions of Swiss law and the articles of incorporation. We confirm that we meet the licensing and independence requirements as stipulated by Swiss law.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance that material breaches of Swiss law or the articles of incorporation are recognized. We have performed the procedures deemed necessary under the circumstances and believe that our audit provides a reasonable basis for our opinion.

In our opinion the issuance of 734,529 registered shares with a nominal value of CHF 0.04 each and a total nominal value of CHF 29,381.16 complies with Swiss law and the articles of incorporation.

KPMG AG

Philipp Rickert Manfred Suppan
Licensed Audit Expert Licensed Audit Expert

Zurich, 2 February 2010
Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 2007 the Bank changed its method of accounting for certain financial instruments accounted for at fair value.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 25, 2010 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

KPMG AG

David L. Jahnke Marc Ufer
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 25, 2010

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2009	2008	2007

Consolidated statements of operations (CHF million)

Interest and dividend income	6	24,522	47,102	61,592

Interest expense	6	(18,153)	(39,189)	(53,994)

Net interest income	6	6,369	7,913	7,598

Commissions and fees	7	12,770	13,640	17,522

Trading revenues	28	12,164	(10,340)	5,804

Other revenues	8	690	(3,908)	5,966

Net revenues		31,993	7,305	36,890

Provision for credit losses	9	460	797	227

Compensation and benefits	10	14,706	12,958	15,528

General and administrative expenses	11	7,622	7,299	6,781

Commission expenses		1,848	2,090	2,189

Total other operating expenses		9,470	9,389	8,970

Total operating expenses		24,176	22,347	24,498

Income/(loss) from continuing operations before taxes		7,357	(15,839)	12,165

Income tax expense/(benefit)	24	1,794	(4,922)	844

Income/(loss) from continuing operations		5,563	(10,917)	11,321

Income/(loss) from discontinued operations, net of tax	4	169	(531)	6

Net income/(loss)		5,732	(11,448)	11,327

Less net income/(loss) attributable to noncontrolling interests		(697)	(3,379)	5,013

Net income/(loss) attributable to shareholder		6,429	(8,069)	6,314

of which from continuing operations		6,260	(7,538)	6,308

of which from discontinued operations		169	(531)	6

Consolidated balance sheets
	Reference to notes	end of

		2009	2008

Assets (CHF million)

Cash and due from banks		52,535	90,521

Interest-bearing deposits with banks		2,200	3,892

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	12	208,378	269,013

of which reported at fair value		128,303	164,743

Securities received as collateral, at fair value		37,371	29,755

of which encumbered		27,671	16,966

Trading assets, at fair value	13	331,307	341,381

of which encumbered		112,843	69,921

Investment securities	14	9,190	11,681

of which reported at fair value		9,190	11,457

Other investments	15	23,547	26,908

of which reported at fair value		20,865	24,820

Net loans	16	221,452	220,392

of which reported at fair value		36,246	32,314

allowance for loan losses		(1,184)	(1,428)

Premises and equipment	17	5,901	5,789

Goodwill	18	8,132	8,195

Other intangible assets	18	318	412

of which reported at fair value		30	113

Brokerage receivables		41,872	57,499

Other assets	20	68,279	85,208

of which reported at fair value		29,097	34,066

of which encumbered		975	3,329

Assets of discontinued operations held-for-sale	4	0	1,023

Total assets		1,010,482	1,151,669

Consolidated balance sheets (continued)
	Reference to notes	end of

		2009	2008

Liabilities and equity (CHF million)

Due to banks	21	50,081	74,948

of which reported at fair value		4,914	3,576

Customer deposits	21	258,697	267,010

of which reported at fair value		2,038	1,975

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	12	191,587	243,970

of which reported at fair value		122,136	174,975

Obligation to return securities received as collateral, at fair value		37,371	29,755

Trading liabilities, at fair value	13	134,875	153,718

Short-term borrowings		6,058	10,182

of which reported at fair value		3,383	2,545

Long-term debt	22	156,676	148,550

of which reported at fair value		70,900	76,069

Brokerage payables		59,132	93,426

Other liabilities	20	70,254	83,089

of which reported at fair value		30,271	24,275

Liabilities of discontinued operations held-for-sale	4	0	872

Total liabilities		964,731	1,105,520

Common shares / Participation certificates		4,400	4,400

Additional paid-in capital		24,299	25,059

Retained earnings		11,422	5,132

Treasury shares, at cost		(487)	18

Accumulated other comprehensive income/(loss)	23	(8,406)	(7,741)

Total shareholder's equity		31,228	26,868

Noncontrolling interests		14,523	19,281

Total equity		45,751	46,149

Total liabilities and equity		1,010,482	1,151,669

end of	2009	2008

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in equity
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding	[2]

2009 (CHF million)

Balance at beginning of period	4,400	25,059	5,132	18		(7,741)	26,868	19,281	46,149	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	9	–	–		–	9	(9)	0	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [3,4]	–	–	–	–		–	–	(468)	(468)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–		–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]	–	–	–	–		–	–	1,229	1,229	–

Net income/(loss)	–	–	6,429	–		–	6,429	(697)	5,732	–

Gains/(losses) on cash flow hedges	–	–	–	–		17	17	–	17

Foreign currency translation	–	–	–	–		(472)	(472)	(303)	(775)	–

Unrealized gains/(losses) on securities	–	–	–	–		13	13	–	13	–

Actuarial gains/(losses)	–	–	–	–		(223)	(223)	–	(223)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–		(665)	(665)	(303)	(968)	–

Issuance of common shares	–	(13)	–	–		–	(13)	–	(13)	–

Sale of treasury shares	–	50	–	1,645		–	1,695	–	1,695	–

Repurchase of treasury shares	–	–	–	(2,150)		–	(2,150)	–	(2,150)	–

Share-based compensation, net of tax	–	(797)	–	–		–	(797)	–	(797)	–

Dividends on share-based compensation, net of tax	–	(5)	–	–		–	(5)	–	(5)	–

Cash dividends paid	–	–	(141)	–		–	(141)	(111)	(252)	–

Change in scope of consolidation	–	–	–	–		–	–	(4,491)	(4,491)	–

Other	–	(3)	2	–		–	(1)	87	86	–

Balance at end of period	4,400	24,299	11,422	(487)		(8,406)	31,228	14,523	45,751	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Distributions to owners in funds include the return of original capital invested and any related dividends. 4 Includes transactions with and without ownership changes related to fund activity.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

2008 (CHF million)

Balance at beginning of period	4,400	20,849	15,872	(5,497)	(4,290)	31,334	24,019	55,353	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(77)	(77)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(1,717)	(1,717)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,991	1,991	–

Net income/(loss)	–	–	(8,069)	–	–	(8,069)	(3,379)	(11,448)	–

Cumulative effect of accounting changes, net of tax	–	–	(11)	–	7	(4)	–	(4)	–

Gains/(losses) on cash flow hedges					(14)	(14)	–	(14)	–

Foreign currency translation	–	–	–	–	(3,294)	(3,294)	(1,353)	(4,647)	–

Unrealized gains/(losses) on securities	–	–	–	–	(54)	(54)	–	(54)	–

Actuarial gains/(losses)	–	–	–	–	(95)	(95)	–	(95)	–

Net prior service cost	–	–	–	–	(1)	(1)	–	(1)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,458)	(3,458)	(1,353)	(4,811)	–

Issuance of common shares	–	2,958	–	–	–	2,958	–	2,958	–

Sale of treasury shares	–	1	–	1,039	–	1,040	–	1,040	–

Repurchase of treasury shares	–	–	–	(1,021)	–	(1,021)	–	(1,021)	–

Share-based compensation, net of tax	–	1,264	–	–	–	1,264	–	1,264	–

Dividends on share-based compensation, net of tax	–	(203)	–	–	–	(203)	–	(203)	–

Cash dividends paid	–	–	(2,660)	–	–	(2,660)	(124)	(2,784)	–

Change in scope of consolidation	–	–	–	–	–	–	15	15	–

Other	–	190	–	5,497	–	5,687	(94)	5,593	–

Balance at end of period	4,400	25,059	5,132	18	(7,741)	26,868	19,281	46,149	43,996,652

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

2007 (CHF million)

Balance at beginning of period	4,400	19,593	11,652	(6,149)	(3,451)	26,045	18,902	44,947	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(1,152)	(1,152)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(5,958)	(5,958)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–		–	–	–	–	2	2	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	7,849	7,849	–

Net income/(loss)	–	–	6,314	–	–	6,314	5,013	11,327	–

Cumulative effect of accounting changes, net of tax	–	–	(680)	–	10	(670)	(26)	(696)	–

Gains/(losses) on cash flow hedges	–	–	–	–	2	2	–	2	–

Foreign currency translation	–	–	–	–	(1,168)	(1,168)	(1,921)	(3,089)	–

Unrealized gains/(losses) on securities	–	–	–	–	15	15	–	15	–

Actuarial gains/(losses)	–	–	–	–	304	304	–	304	–

Net prior service cost	–	–	–	–	(2)	(2)	–	(2)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(849)	(849)	(1,921)	(2,770)	–

Repurchase of treasury shares	–	–	–	(287)	–	(287)	–	(287)	–

Share-based compensation, net of tax	–	833	–	939	–	1,772	–	1,772	–

Dividends on share-based compensation, net of tax	–	112	–	–	–	112	–	112	–

Cash dividends paid	–	–	(1,167)	–	–	(1,167)	(52)	(1,219)	–

Change in scope of consolidation	–	–	–	–	–	–	930	930	–

Other	–	311	(247)	–	–	64	432	496	–

Balance at end of period	4,400	20,849	15,872	(5,497)	(4,290)	31,334	24,019	55,353	43,996,652

Comprehensive income
in	2009	2008	2007

Comprehensive income (CHF million)

Net income/(loss)	5,732	(11,448)	11,327

Other comprehensive income/(loss), net of tax [1]	(968)	(4,811)	(2,770)

Comprehensive income/(loss)	4,764	(16,259)	8,557

Comprehensive income/(loss) attributable to noncontrolling interests	(1,000)	(4,732)	3,092

Comprehensive income/(loss) attributable to shareholder	5,764	(11,527)	5,465

1 For details on the components of other comprehensive income, refer to Note 23 - Accumulated other comprehensive income.

Consolidated statements of cash flows
in	2009	2008	2007

Operating activities of continuing operations (CHF million)

Net income/(loss)	5,732	(11,448)	11,327

Less net income/(loss) attributable to noncontrolling interests	(697)	(3,379)	5,013

Net income/(loss) attributable to shareholder	6,429	(8,069)	6,314

(Income)/loss from discontinued operations attributable to shareholder, net of tax	(169)	531	(6)

Income/(loss) from continuing operations attributable to shareholder	6,260	(7,538)	6,308

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,081	1,129	859

Provision for credit losses	460	797	227

Deferred tax provision/(benefit)	935	(5,133)	(1,193)

Share of net income from equity method investments	(28)	20	(91)

Trading assets and liabilities, net	(8,623)	122,210	(64,803)

(Increase)/decrease in other assets	27,236	(1,396)	(63,591)

Increase/(decrease) in other liabilities	(40,612)	27,880	60,460

Other, net	1,085	(4,221)	7,864

Total adjustments	(18,466)	141,286	(60,268)

Net cash provided by/(used in) operating activities of continuing operations	(12,206)	133,748	(53,960)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	1,584	207	(455)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	55,508	12,285	3,327

Purchase of investment securities	(67)	(510)	(445)

Proceeds from sale of investment securities	891	55	2,884

Maturities of investment securities	2,209	2,365	3,450

Investments in subsidiaries and other investments	(1,961)	(3,828)	(8,395)

Proceeds from sale of other investments	1,919	2,515	2,188

(Increase)/decrease in loans	3,690	(10,441)	(36,137)

Proceeds from sale of loans	992	596	339

Capital expenditures for premises and equipment and other intangible assets	(1,374)	(1,400)	(1,296)

Proceeds from sale of premises and equipment and other intangible assets	3	4	90

Other, net	169	141	(43)

Net cash provided by/(used in) investing activities of continuing operations	63,563	1,989	(34,493)

Consolidated statements of cash flows (continued)
in	2009	2008	2007

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(30,327)	(57,581)	46,290

Increase/(decrease) in short-term borrowings	3,259	(7,564)	(49)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(47,354)	(40,975)	30,590

Issuances of long-term debt	61,467	106,422	77,786

Repayments of long-term debt	(71,061)	(85,496)	(62,638)

Repayments of trust preferred securities	0	111	22

Issuances of common shares	(13)	2,958	0

Sale of treasury shares	1,695	1,040	0

Repurchase of treasury shares	(2,150)	(1,021)	(287)

Dividends paid/capital repayments	(257)	(3,002)	(1,152)

Other, net	(3,447)	5,622	7,522

Net cash provided by/(used in) financing activities of continuing operations	(88,188)	(79,486)	98,084

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,155)	(2,016)	(1,244)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(18)	52

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(37,986)	54,217	8,439

Cash and due from banks at beginning of period	90,521	36,304	27,865

Cash and due from banks at end of period	52,535	90,521	36,304

in	2009	2008	2007

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,077	1,820	2,541

Cash paid for interest	19,283	40,935	54,128

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	0	383	335

Fair value of liabilities assumed	0	23	300

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	869	0	0

Liabilities sold	799	0	0

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse AG, the Swiss bank subsidiary of the Group (the Bank), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in CHF. The financial year for the Bank ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income/(loss) or total shareholder’s equity.

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

For single-employer defined benefit plans, the Bank uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations (PBO) and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31.

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
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs or credits are amortized to net periodic pension and other post-retirement cost on a straight-line basis over the average remaining service life of active employees expected to receive benefits.

The Bank records pension expense for defined contribution plans when the employee renders service to the company, essentially coinciding with the cash contributions to the plans.
Own shares, own bonds and financial instruments on Group shares
The Bank’s shares are wholly-owned by Credit Suisse Group AG and are not subject to trading. The Bank may buy and sell Credit Suisse Group AG shares (Group shares), own bonds and financial instruments on Group shares within its normal trading and market-making activities. In addition, the Bank may hold Group shares to physically hedge commitments arising from employee share-based compensation awards. Group shares are reported as trading assets, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as treasury shares, resulting in a reduction to total shareholder’s equity. Financial instruments on Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Group shares and unrealized and realized gains and losses on Group shares are recorded according to the classification of the shares as trading assets or treasury shares. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

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

Recently adopted accounting standards
ASC Topic 715 – Compensation – Retirement Benefits
The cumulative effect after-tax of the Bank adopting the guidance regarding measurement provisions as of December 31, 2008 was a decrease in retained earnings of CHF 11 million, an increase in accumulated other comprehensive income/(loss) (AOCI) of CHF 7 million and a decrease in consolidated net assets of CHF 4 million.

For further information, refer to Note 27 – Pension and other post-retirement benefits.
ASC Topic 820 – Fair value measurements and disclosures
As a result of the adoption of guidance regarding fair value measurements and fair value option as of January 1, 2007, the Bank reported a decrease in opening retained earnings of CHF 667 million, net of tax. For further information, refer to Note 31 – Financial instruments.

3 Business developments
The Bank had no significant acquisitions in 2009 and no significant divestitures in 2007. For significant acquisitions in 2008 and 2007 and significant divestitures in 2009 and 2008, refer to Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group.

4 Discontinued operations
For further information on discontinued operations, refer to Note 4 – Discontinued operations in V – Consolidated financial statements – Credit Suisse Group.
Income/(loss) from discontinued operations
in	2009		2008	2007

Income/(loss) from discontinued operations (CHF million)

Net revenues	56		346	413

Total expenses	(167)		(393)	(405)

Income/(loss) before taxes from discontinued operations	(111)		(47)	8

Gain/(loss) on disposal	261	[1]	(463)	0

Income tax expense/(benefit)	(19)		21	2

Income/(loss) from discontinued operations, net of tax	169		(531)	6

1 Represents net gains/(losses) from the deconsolidation of subsidiaries. The Bank did not retain any investment in the former subsidiaries.

5 Segment information
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2009, 2008 and 2007 were CHF 654 million, CHF 513 million and CHF 1,078 million, respectively. For the same periods net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 1,789 million, CHF 2,092 million and CHF 2,501 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2009 and 2008, were CHF 48.8 billion and CHF 51.9 billion, respectively. For further information, refer to Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group.

Net revenues and income from continuing operations before taxes
in	2009	2008	2007

Net revenues (CHF million)

Private Banking	11,662	12,907	13,522

Investment Banking	20,537	(1,971)	18,584

Asset Management	1,842	632	2,390

Adjustments [1,2]	(2,048)	(4,263)	2,394

Net revenues	31,993	7,305	36,890

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	3,651	3,850	5,486

Investment Banking	6,845	(13,792)	3,496

Asset Management	35	(1,185)	350

Adjustments [1,3]	(3,174)	(4,712)	2,833

Income/(loss) from continuing operations before taxes	7,357	(15,839)	12,165

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF (689) million, CHF (2,806) million and CHF 5,046 million in 2009, 2008 and 2007, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues. 3 Includes noncontrolling interest income of CHF (872) million, CHF (2,952) million and CHF 4,864 million in 2009, 2008 and 2007, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	2009	2008

Total assets (CHF million)

Private Banking	345,488	374,771

Investment Banking	819,081	976,713

Asset Management	19,289	21,580

Adjustments [1]	(173,376)	(221,395)

Total assets	1,010,482	1,151,669

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Net revenues and income from continuing operations before taxes by geographic location
in	2009	2008	2007

Net revenues (CHF million)

Switzerland	9,073	11,494	9,823

EMEA	6,795	(4,132)	9,576

Americas	13,763	(975)	14,984

Asia Pacific	2,362	918	2,507

Net revenues	31,993	7,305	36,890

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	1,610	4,695	3,205

EMEA	960	(10,308)	2,665

Americas	5,076	(8,579)	6,329

Asia Pacific	(289)	(1,647)	(34)

Income/(loss) from continuing operations before taxes	7,357	(15,839)	12,165

The designation of net revenues and income/(loss) before taxes is based upon the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2009	2008

Total assets (CHF million)

Switzerland	164,800	166,516

EMEA	267,411	324,794

Americas	492,836	578,870

Asia Pacific	85,435	81,489

Total assets	1,010,482	1,151,669

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2009	2008	2007

Net interest income (CHF million)

Loans	5,575	8,231	8,208

Investment securities	207	598	713

Trading assets	13,280	18,131	22,838

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,076	13,523	22,462

Other	2,384	6,619	7,371

Interest and dividend income	24,522	47,102	61,592

Deposits	(2,977)	(10,358)	(15,991)

Short-term borrowings	(232)	(411)	(894)

Trading liabilities	(7,360)	(8,516)	(8,664)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(2,262)	(12,523)	(21,134)

Long-term debt	(4,800)	(4,806)	(4,653)

Other	(522)	(2,575)	(2,658)

Interest expense	(18,153)	(39,189)	(53,994)

Net interest income	6,369	7,913	7,598

7 Commissions and fees
in	2009	2008	2007

Commissions and fees (CHF million)

Lending business	995	771	2,015

Investment and portfolio management	3,666	4,464	4,919

Other securities business	124	216	216

Fiduciary business	3,790	4,680	5,135

Underwriting	2,375	1,049	1,808

Brokerage	3,846	4,629	5,438

Underwriting and brokerage	6,221	5,678	7,246

Other services	1,764	2,511	3,126

Commissions and fees	12,770	13,640	17,522

8 Other revenues
in	2009	2008	2007

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	(917)	(2,978)	4,915

Loans held-for-sale	(287)	(269)	(638)

Long-lived assets held-for-sale	13	41	30

Equity method investments	95	(98)	200

Other investments	907	(1,367)	732

Other	879	763	727

Other revenues	690	(3,908)	5,966

9 Provision for credit losses
in	2009	2008	2007

Provision for credit losses (CHF million)

Provision for loan losses	271	570	25

Provision for lending-related and other exposures	189	227	202

Provision for credit losses	460	797	227

10 Compensation and benefits
in	2009	2008	2007

Compensation and benefits (CHF million)

Salaries and variable compensation	12,857	11,068	13,745

Social security	973	731	816

Other	876	1,159	967

Compensation and benefits	14,706	12,958	15,528

11 General and administrative expenses
in	2009	2008	2007

General and administrative expenses (CHF million)

Occupancy expenses	1,121	1,090	1,091

IT, machinery, etc.	1,191	1,171	1,065

Provisions and losses	1,434	540	97

Travel and entertainment	413	540	577

Professional services	1,759	2,043	2,223

Goodwill impairment	0	82	0

Amortization and impairment of other intangible assets	48	108	34

Other	1,656	1,725	1,694

General and administrative expenses	7,622	7,299	6,781

12 Securities borrowed, lent and subject to repurchase agreements
end of	2009	2008

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	119,830	158,858

Deposits paid for securities borrowed	88,548	110,155

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	208,378	269,013

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	163,515	211,796

Deposits received for securities lent	28,072	32,174

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,587	243,970

For further information, refer to Note 13 – Securities borrowed, lent and subject to repurchase agreements in V – Consolidated financial statements – Credit Suisse Group.
13 Trading assets and liabilities
end of	2009	2008

Trading assets (CHF million)

Debt securities	159,277	152,747

Equity securities [1]	100,031	72,879

Derivative instruments [2]	55,323	104,844

Other	16,676	10,911

Trading assets	331,307	341,381

Trading liabilities (CHF million)

Short positions	77,605	59,932

Derivative instruments [2]	57,270	93,786

Trading liabilities	134,875	153,718

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	2009	2008

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	31,788	51,314

Receivables not netted [1]	16,025	16,994

Total	47,813	68,308

Cash collateral payables (CHF million)

Payables netted against derivative positions	28,808	36,176

Payables not netted [1]	18,935	27,739

Total	47,743	63,915

1 Recorded as cash collateral on derivative instruments in Note 20 - Other assets and other liabilities.

14 Investment securities
end of	2009	2008

Investment securities (CHF million)

Debt securities held-to-maturity	0	224

Securities available-for-sale	9,190	11,457

Total investment securities	9,190	11,681

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2009 (CHF million)

Debt securities issued by foreign governments	8,375	271	0	8,646

Corporate debt securities	312	0	0	312

Collateralized debt obligations	60	7	0	67

Other debt securities	59	0	0	59

Debt securities available-for-sale	8,806	278	0	9,084

Banks, trust and insurance companies	83	9	0	92

Industry and all other	13	1	0	14

Equity securities available-for-sale	96	10	0	106

Securities available-for-sale	8,902	288	0	9,190

2008 (CHF million)

Debt securities issued by foreign governments	224	0	0	224

Debt securities held-to-maturity	224	0	0	224

Debt securities issued by foreign governments	10,579	101	34	10,646

Corporate debt securities	707	0	0	707

Other	5	0	0	5

Debt securities available-for-sale	11,291	101	34	11,358

Equity securities available-for-sale	96	3	0	99

Securities available-for-sale	11,387	104	34	11,457

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2008 (CHF million)

Debt securities available-for-sale	0	0	5,002	34	5,002	34

There were no unrealized losses on investment securities in 2009. Management determined that the unrealized losses in 2008 on debt securities were primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2009	2008	2007	2009	2008	2007

Additional information (CHF million)

Proceeds from sales	723	2	2,878	168	53	6

Realized gains	17	3	23	22	0	0

Realized losses	(14)	0	(6)	(1)	0	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available- for-sale

end of	Amortized cost	Fair value	Average yield (in %)

2009 (CHF million)

Due within 1 year	1,641	1,651	2.68

Due from 1 to 5 years	5,911	6,132	3.39

Due from 5 to 10 years	1,120	1,159	3.52

Due after 10 years	134	142	4.68

Total debt securities	8,806	9,084	3.30

15 Other investments
end of	2009	2008

Other investments (CHF million)

Equity method investments	3,618	2,863

Non-marketable equity securities [1]	17,470	21,674

Real estate held for investment	360	379

Life finance instruments [2]	2,099	1,992

Total other investments	23,547	26,908

1 Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee. 2 Includes life settlement contracts at investment method and SPIA contracts.

Non-marketable equity securities include investments in entities that regularly calculate net asset value per share or its equivalent. For further information on such investments, refer to Note 31 – Financial instruments.

Substantially all non-marketable equity securities are carried at >>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2009 and 2007, no impairment charges were recorded. Impairment charges of CHF 22 million were recorded in 2008.

Accumulated depreciation related to real estate held for investment amounted to CHF 326 million, CHF 320 million and CHF 313 million for 2009, 2008 and 2007, respectively.
For further information, refer to Note 16 – Other investments in V – Consolidated financial statements – Credit Suisse Group.
16 Loans
end of	2009	2008

Loans (CHF million)

Banks	2,541	2,063

Commercial	45,479	46,912

Consumer	72,413	71,072

Public authorities	886	929

Lease financings	1,930	1,896

Switzerland	123,249	122,872

Banks	7,852	8,206

Commercial	68,968	69,217

Consumer	17,386	17,996

Public authorities	4,161	2,319

Lease financings	1,109	1,295

Foreign	99,476	99,033

Gross loans	222,725	221,905

Net (unearned income)/deferred expenses	(89)	(85)

Allowance for loan losses	(1,184)	(1,428)

Net loans	221,452	220,392

Impaired loan portfolio (CHF million)

Gross impaired loans	1,932	2,327

of which loans with a specific allowance	1,600	2,170

of which loans without a specific allowance	332	157

Allowance for loan losses
in	2009	2008	2007

Allowance for loan losses (CHF million)

Balance at beginning of period	1,428	1,000	1,305

Change in accounting	0	0	(61)	[1]

Change in scope of consolidation	0	0	(92)

Net movements recognized in statements of operations	271	570	25

Gross write-offs	(618)	(181)	(236)

Recoveries	57	82	83

Net write-offs	(561)	(99)	(153)

Provisions for interest	38	16	3

Foreign currency translation impact and other adjustments, net	8	(59)	(27)

Balance at end of period	1,184	1,428	1,000

of which a specific loan loss allowance	839	1,018	640

of which an inherent loan loss allowance	345	410	360

1 Related to the adoption of the fair value option.

As of December 31, 2009 and 2008, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
Additional loan information
in / end of	2009	2008	2007

Additional loan information (CHF million)

Average balance of impaired loans	2,023	2,130	1,480

Interest income recognized	29	11	18

Interest income recognized on a cash basis	29	11	18

Net gains/(losses) on the sale of loans	(287)	(269)	(638)

Total non-performing and non-interest-earning loans	1,327	1,599	1,037

17 Premises and equipment
end of	2009	2008

Premises and equipment (CHF million)

Buildings and improvements	3,311	3,365

Land	716	708

Leasehold improvements	1,896	1,852

Software	3,223	2,584

Equipment	3,095	2,942

Premises and equipment	12,241	11,451

Accumulated depreciation	(6,340)	(5,662)

Total premises and equipment, net	5,901	5,789

The depreciation expenses for 2009, 2008 and 2007 were CHF 988 million, CHF 839 million and CHF 823 million, respectively. The carrying value of the Bank’s premises and equipment is tested for impairment on a regular basis. This revaluation process identifies premises and equipment to be written down to their fair values, establishing a new cost base. In 2009 and 2008, impairment charges of CHF 45 million and CHF 100 million, respectively, were recorded. The impairment charges in 2008 included CHF 92 million on software and were primarily in connection with the accelerated implementation of the Bank’s strategic plan. No significant impairment charges were recorded in 2007.

18 Goodwill and other intangible assets
Goodwill
end of 2009	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)

Gross amount of goodwill (CHF million)

Balance at beginning of period	355	6,333	1,589	8,277

Foreign currency translation impact	24	(130)	(9)	(115)

Other	0	0	52	52

Balance at end of period	379	6,203	1,632	8,214

Accumulated impairment losses (CHF million)

Balance at beginning of period	0	82	0	82

Balance at end of period	0	82	0	82

Net book value (CHF million)

Net book value	379	6,121	1,632	8,132

end of 2008	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)

Gross amount of goodwill (CHF million)

Balance at beginning of period	564	6,744	2,438	9,746

Goodwill acquired during the year	1	15	76	92

Discontinued operations	0	0	(577)	(577)

Foreign currency translation impact	(126)	(391)	(258)	(775)

Other	(84)	(35)	(90)	(209)

Balance at end of period	355	6,333	1,589	8,277

Accumulated impairment losses (CHF million)

Balance at beginning of period	0	0	0	0

Impairment losses	0	82	0	82

Balance at end of period	0	82	0	82

Net book value (CHF million)

Net book value	355	6,251	1,589	8,195

For further information, refer to Note 19 – Goodwill and other intangible assets in V – Consolidated financial statements – Credit Suisse Group.
Other intangible assets
	2009			2008

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	28	(22)	6	29	(22)	7

Client relationships	556	(311)	245	514	(264)	250

Other	101	(101)	0	103	(103)	0

Total amortizing other intangible assets	685	(434)	251	646	(389)	257

Non-amortizing other intangible assets	67	–	67	155	–	155

Total other intangible assets	752	(434)	318	801	(389)	412

The aggregate amortization expenses for 2009, 2008 and 2007 were CHF 41 million, CHF 58 million and CHF 28 million, respectively. No significant impairment charges were recorded in 2009 and 2007. In 2008, an impairment charge of CHF 50 million was recognized, primarily on client relationships in Asset Management. For further information, refer to Note 19 – Goodwill and other intangible assets in V – Consolidated financial statements – Credit Suisse Group.

Estimated amortization expenses (CHF million)

2010	34

2011	32

2012	30

2013	29

2014	27

19 Life settlement contracts
2009	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method

Number of contracts	493	909	451	933	1,720	4,312	8,818

Carrying value (CHF million)	49	33	25	37	106	581	831

Face value (CHF million)	23	41	39	55	263	3,813	4,234

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	75	75

2008

Fair value method

Number of contracts	350	322	898	386	762	5,725	8,443

Carrying value (CHF million)	18	16	38	20	44	998	1,134

Face value (CHF million)	19	16	43	25	65	5,102	5,270

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	50	50

Face value (CHF million)	–	–	–	–	–	76	76

For further information, refer to Note 20 – Life settlement contracts in V – Consolidated financial statements – Credit Suisse Group.
20 Other assets and other liabilities
end of	2009	2008

Other assets (CHF million)

Cash collateral on derivative instruments	16,025	16,994

Cash collateral on non-derivative transactions	1,827	3,152

Derivative instruments used for hedging	1,994	3,326

Assets held-for-sale	14,569	23,329

of which loans	14,287	23,166

of which real estate	269	163

Interest and fees receivable	5,645	7,430

Deferred tax assets	8,982	10,415

Prepaid expenses	958	524

Failed purchases	172	2,045

Other	18,107	17,993

Other assets	68,279	85,208

Other liabilities (CHF million)

Cash collateral on derivative instruments	18,935	27,739

Cash collateral on non-derivative transactions	29	1,333

Derivative instruments used for hedging	1,080	274

Provisions [1]	1,684	1,709

of which off-balance sheet risk	601	483

Interest and fees payable	6,928	9,468

Current tax liabilities	1,471	1,812

Deferred tax liabilities	187	584

Failed sales	9,258	9,251

Other	30,682	30,919

Other liabilities	70,254	83,089

1 Includes provision for bridge commitments.

For further information, refer to Note 21 – Other assets and other liabilities in V – Consolidated financial statements – Credit Suisse Group.
21 Deposits
	2009			2008

end of	Switzer- land	Foreign	Total	Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	5,673	2,095	7,768	5,047	1,508	6,555

Interest-bearing demand deposits	85,348	20,853	106,201	52,949	22,263	75,212

Savings deposits	42,422	37	42,459	34,754	38	34,792

Time deposits	24,092	128,258	152,350	41,732	183,667	225,399

Total deposits	157,535	151,243	308,778	134,482	207,476	341,958

of which due to banks	–	–	50,081	–	–	74,948

of which customer deposits	–	–	258,697	–	–	267,010

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.

As of December 31, 2009 and 2008, CHF 21 million and CHF 174 million, respectively, of overdrawn deposits were reclassified as loans. As of December 31, 2009 and 2008, the Bank had CHF 151.8 billion and CHF 222.7 billion, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more.

22 Long-term debt
end of	2009	2008

Long-term debt (CHF million)

Senior	131,547	121,858

Subordinated	25,129	26,692

Long-term debt	156,676	148,550

of which reported at fair value	70,900	76,069

end of	2010	2011	2012	2013	2014	Thereafter	Total

Long-term debt (CHF million)

Senior debt
Fixed rate	7,623	10,560	9,614	13,467	7,817	16,672	65,753

Variable rate	17,159	11,944	12,132	8,016	4,191	12,352	65,794

Interest rates (range in %) [1]	0.5-4.9	0.5-6.1	0.8-11.5	0.5-8.5	1.9-6.1	0.4-8.8	–

Subordinated debt
Fixed rate	1,476	1,205	183	1,234	158	16,799	21,055

Variable rate	–	1,000	2,000	–	200	874	4,074

Interest rates (range in %) [1]	2.2-8.3	0.5-6.9	0.5-7.1	6.6	1.5-5.1	0.4-11.0	–

Total long-term debt	26,258	24,709	23,929	22,717	12,366	46,697	156,676

of which structured notes	9,473	8,102	7,335	3,508	3,283	8,473	40,174

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

For further information, refer to Note 23 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
23 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2009 (CHF million)

Balance at beginning of period	(7)	(7,273)	71	(538)	6	(7,741)

Increase/(decrease)	30	(522)	28	(238)	0	(702)

Reclassification adjustments, included in net income	(13)	50	(15)	15	0	37

Balance at end of period	10	(7,745)	84	(761)	6	(8,406)

2008 (CHF million)

Balance at beginning of period	7	(3,979)	125	(450)	7	(4,290)

Increase/(decrease)	(14)	(3,294)	(63)	(127)	0	(3,498)

Reclassification adjustments, included in net income	0	0	9	32	(1)	40

Cumulative effect of accounting changes, net of tax	0	0	0	7	0	7

Balance at end of period	(7)	(7,273)	71	(538)	6	(7,741)

2007 (CHF million)

Balance at beginning of period	(1)	(2,811)	106	(754)	9	(3,451)

Increase/(decrease)	6	(1,168)	19	248	0	(895)

Reclassification adjustments, included in net income	(4)	0	(4)	56	(2)	46

Cumulative effect of accounting changes, net of tax	6	0	4	0	0	10

Balance at end of period	7	(3,979)	125	(450)	7	(4,290)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 24 - Tax and Note 27 - Pension and other post-retirement benefits.

24 Tax
Income/(loss) from continuing operations before taxes in Switzerland and foreign countries
in	2009	2008	2007

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	1,610	4,695	3,205

Foreign	5,747	(20,534)	8,960

Income/(loss) from continuing operations before taxes	7,357	(15,839)	12,165

Details of current and deferred taxes
in	2009	2008	2007

Current and deferred taxes (CHF million)

Switzerland	99	7	578

Foreign	760	204	1,459

Current income tax expense/(benefit)	859	211	2,037

Switzerland	32	(277)	128

Foreign	903	(4,856)	(1,321)

Deferred income tax expense/(benefit)	935	(5,133)	(1,193)

Income tax expense/(benefit)	1,794	(4,922)	844

Income tax expense/(benefit) on discontinued operations	(19)	21	2

Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	0	1	0

Cumulative translation adjustment	(164)	(132)	(97)

Unrealized gains/(losses) on securities	7	(41)	7

Actuarial gains/(losses)	(81)	(71)	124

Net prior service cost	(1)	(1)	0

Dividends	0	(15)	(5)

Cumulative effect of accounting changes	0	0	(265)

Share-based compensation and treasury shares	(169)	89	(56)

Reconciliation of taxes computed at the Swiss statutory rate
in	2009	2008	2007

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense/(benefit) computed at the statutory tax rate of 22%	1,619	(3,485)	2,676

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	887	(2,870)	(337)

Non-deductible amortization of other intangible assets and goodwill impairment	3	29	8

Other non-deductible expenses	502	257	373

Additional taxable income	70	171	288

Lower taxed income [1]	(575)	(1,645)	(1,106)

Income taxable to noncontrolling interests	313	1,000	(1,050)

Changes in tax law and rates	3	2	31

Changes in deferred tax valuation allowance [2]	(91)	1,707	692

Other [3,4]	(937)	(88)	(731)

Income tax expense/(benefit)	1,794	(4,922)	844

1 Included in 2008 was a tax benefit of CHF 588 million in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries. 2008 also included a tax benefit of CHF 290 million in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. 2 Included in 2009 was a tax benefit of CHF 567 million resulting from the release of valuation allowances on deferred tax assets for one of the Bank's operating entities in the US. This benefit was partially offset by a net increase to the valuation allowance on deferred tax assets on net tax loss carry-forwards of CHF 433 million. In 2008 and 2007 there was a tax benefit of CHF 125 million and CHF 39 million, respectively, resulting from the release of valuation allowance on deferred tax assets on net tax loss carry-forwards, offset by additions. 3 Included in 2009 and 2008 are foreign exchange translation gains of CHF 460 million and foreign exchange translation losses of CHF 467 million, respectively, relating to deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward. Included in 2009 and 2008 is an amount of CHF 148 million and CHF 163 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters. 4 2009 included a tax benefit of CHF 91 million relating to the increase of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent increase of valuation allowance on deferred tax assets on net operating losses carried forward. 2008 and 2007 included a charge of CHF 25 million and CHF 11 million, respectively, relating to the reversal of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent release of valuation allowance on deferred tax assets on net operating loss carry-forwards. Included in 2007 is a CHF 512 million benefit related to previously unrecognized deferred tax assets due to changes in the assessment of certain US state and local tax positions.

As of December 31, 2009, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 6.4 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2009	2008

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,148	2,415

Loans	660	1,583

Investment securities	32	29

Provisions	1,368	836

Derivatives	101	455

Real estate	200	135

Net operating loss carry-forwards	8,557	9,598

Other	97	88

Gross deferred tax assets before valuation allowance	13,163	15,139

Less valuation allowance	(2,790)	(2,922)

Gross deferred tax assets net of valuation allowance	10,373	12,217

Compensation and benefits	(142)	(46)

Loans	(9)	(9)

Investment securities	(217)	(1,262)

Business combinations	(613)	(433)

Derivatives	(263)	(447)

Leasing	(80)	(79)

Real estate	(64)	(61)

Other	(190)	(49)

Gross deferred tax liabilities	(1,578)	(2,386)

Net deferred tax assets	8,795	9,831

The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 9,328 million as of the end of 2008 to CHF 8,438 million, net of a valuation allowance of CHF 1,097 million in respect of the deferred tax assets held in a US entity, as of the end of 2009. During 2009 and 2008, CHF 460 million of foreign exchange translation gains and CHF 467 million of foreign exchange translation losses, respectively, arose on deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward.

Amounts and expiration dates of net operating loss carry-forwards
end of 2009	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	58

Due to expire within 2 to 5 years	244

Due to expire within 6 to 10 years	10,214

Due to expire within 11 to 20 years	8,908

Amount due to expire	19,424

Amount not due to expire	13,609

Total net operating loss carry-forwards	33,033

Movements in the valuation allowance
	2009	2008	2007

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,922	1,378	721

Discontinued operations	0	(13)	0

Net changes	(132)	1,557	657

Balance at end of period	2,790	2,922	1,378

Tax benefits associated with share-based compensation
Tax benefits associated with share-based compensation recorded in the consolidated statements of operations were CHF 623 million, CHF 936 million and CHF 819 million in 2009, 2008 and 2007, respectively. For further information on share-based compensation, refer to Note 25 – Employee share-based compensation and other compensation benefits.

The Bank realized windfall tax benefits of CHF 179 million and CHF 73 million in 2009 and 2007, respectively, and incurred a shortfall tax charge of CHF 93 million in 2008 upon settlement of share-based compensation. In 2009 and 2008, zero and CHF 16 million, respectively, of tax benefits were recognized in respect of tax on dividend equivalent payments. However, windfall deductions and dividend equivalents aggregating CHF 0.3 billion and CHF 1.6 billion for 2009 and 2008, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 131 million tax benefit will be recorded in additional paid-in capital.

Uncertain tax positions
Interest and penalties are reported as tax expense. The amount of interest and penalties recognized in the consolidated statements of operations was a tax benefit of CHF 16 million, zero and a tax charge of CHF 29 million for 2009, 2008 and 2007, respectively. The amount of interest and penalties recognized in the consolidated balance sheets was CHF 267 million and CHF 246 million as of the end of 2009 and 2008, respectively.

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2009	2008

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	1,136	1,350

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	18	51

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(197)	(206)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	25	81

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(48)	(19)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(6)	(12)

Other (including foreign currency translation)	16	(109)

Balance at end of period	944	1,136

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 895 million and CHF 1,058 million on December 31, 2009 and December 31, 2008, respectively.

It is reasonably possible that there will be a decrease of between zero and CHF 240 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the US – 1999; and the UK –1999.

For further information, refer to Note 25 – Tax in V – Consolidated financial statements – Credit Suisse Group.
25 Employee share-based compensation and other compensation benefits
Total compensation expense for share-based compensation and other awards granted in 2009 and prior years recognized in compensation and benefits in the consolidated statements of operations was CHF 3,341 million (including CHF 628 million of Partner Asset Facility (PAF)), CHF 3,475 million (including CHF 450 million of PAF) and CHF 2,564 million for 2009, 2008 and 2007, respectively. As of December 31, 2009, the total estimated unrecognized compensation expense of CHF 1,861 million related to non-vested share-based compensation and other compensation benefits relating to awards granted in 2009 and prior years will be recognized over the remaining weighted-average requisite service period of 1.4 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation but it can also issue new shares out of available conditional capital. For 2009, 2008 and 2007, the Bank delivered 38.1 million, 17.2 million and 22.1 million Group shares, respectively, to employees.

Share-based compensation
For further information, refer to Note 26 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group.
Fair value assumptions for share-based compensation
The following table illustrates the significant assumptions used to estimate the fair value of Incentive Share Units (ISUs), Performance Incentive Plan (PIP) awards, share awards and share options granted in 2009 and prior years based on the annual variable compensation process.

Significant fair value assumptions
	2009	2008	2007

Significant assumptions

Expected volatility, in %	62.97	32.04	22.95

Expected dividend yield, in %	–	5.46	2.41

Expected dividend cash flows, in CHF
2009	0.10	–	–

2010	0.60	–	–

2011	1.00	–	–

Expected risk-free interest rate, in %	1.24	2.45	2.63

Expected term, in years	3	3	3

Incentive Share Unit
On January 21, 2010, the Bank granted 6.0 million ISUs with a total value of CHF 325 million. The recognition of compensation expense for the ISUs granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 360 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the increase in the Group’s average share price and future forfeitures over the three-year vesting period. The estimated unrecognized compensation expense will be recognized over the three-year vesting period, subject to early retirement rules.

On January 21, 2009, January 22, 2008 and January 23, 2007, the Bank granted 25.9 million, 45.7 million and 26.2 million ISUs, respectively. The compensation expense recognized in 2009, 2008 and 2007 related to ISUs granted in 2009 and prior years was CHF 1,609 million, CHF 2,329 million and CHF 1,128 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 788 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities
	2009	2008	2007

Number of awards (million)

Balance at beginning of period	59.3	25.4	–

Granted [1]	25.9	46.5	27.2

Settled	(42.8)	(9.9)	(0.4)

Forfeited	(2.2)	(2.7)	(1.4)

Balance at end of period	40.2	59.3	25.4

of which vested	2.7	1.4	0.0

of which unvested	37.5	57.9	25.4

1 Includes ISUs granted in January and through out the year.

Scaled Incentive Share Unit
On January 21, 2010, the Bank granted 20.7 million Scaled Incentive Share Units (SISUs) with a total value of CHF 1,165 million. The recognition of compensation expense for the SISUs granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 1,370 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the increase in the Group’s average share price, the Group average return on equity (ROE), and future forfeitures over the four-year vesting period. The estimated unrecognized compensation expense will be recognized over the four-year vesting period, subject to early retirement rules.

Adjustable Performance Plan Awards
On January 21, 2010, the Bank granted Adjustable Performance Plan (APP) awards with a total value of CHF 1,186 million. The recognition of compensation expense for the APP awards granted in January 2010 began in 2010 and thus had no impact on the 2009 consolidated financial statements. The estimated unrecognized compensation expense of CHF 1,619 million was determined based on the fair value of the award at the date of grant, taking into account management’s best estimate on that date of the projected outcome of the relevant business area performance, Group ROE, and future forfeitures over the three-year vesting period. The estimated unrecognized compensation expense will be recognized over the three-year vesting period, subject to early retirement rules.

Performance Incentive Plan
The compensation expense recognized in 2009, 2008 and 2007 related to PIP I and PIP II was CHF 11 million, CHF 111 million and CHF 432 million, respectively. PIP I was fully expensed as of December 31, 2009. The estimated unrecognized compensation expense related to PIP II as of December 31, 2009 was CHF 7 million and will be recognized over a period of one year. None of the PIP units were due for settlement as of December 31, 2009. Settlement of the PIP I awards is due in April 2010.

Performance Incentive Plan activities
	2009		2008		2007

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	11.8	6.2	11.9	5.9	12.0

Granted	–	–	0.1	–	0.4	–

Settled	0.0	0.0	0.0	0.0	0.0	0.0

Forfeited	0.0	0.0	(0.2)	(0.1)	(0.1)	(0.1)

Balance at end of period	6.1	11.8	6.1	11.8	6.2	11.9

of which vested	4.3	10.1	3.1	7.9	1.5	5.2

of which unvested	1.8	1.7	3.0	3.9	4.7	6.7

Share awards
The compensation expense recognized in 2009, 2008 and 2007 related to shares awarded under phantom share, blocked shares, longevity premium awards and special awards was CHF 274 million, CHF 585 million and CHF 1,004 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 481 million and the majority thereof will be recognized over a period of five years.

Share award activities
	2009		2008		2007

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.5	58.90	28.5	65.13	50.7	60.70

Granted	8.1	40.35	8.4	46.93	4.3	81.49

Settled	(12.5)	69.36	(14.9)	61.66	(24.2)	59.03

Forfeited	(0.6)	53.33	(1.5)	82.82	(2.3)	62.66

Balance at end of period	15.5	45.67	20.5	58.90	28.5	65.13

of which vested	1.2	–	0.2	–	0.3	–

of which unvested	14.3	–	20.3	–	28.2	–

Share options
There were no options granted during 2009, 2008 or 2007. As of December 31, 2009, the aggregate intrinsic value of options outstanding and exercisable was CHF 154 million and the weighted-average remaining contractual term was 1.8 years. As of the exercise date, the total intrinsic value of options exercised during 2009, 2008 and 2007 was CHF 9 million, CHF 7 million and CHF 302 million, respectively. Cash received from option exercises during 2009, 2008 and 2007 was CHF 27 million, CHF 17 million and CHF 336 million, respectively.

As of December 31, 2009, there were 1.0 million fully vested and exercisable options outstanding containing a cash settlement feature. These options had a weighted-average exercise price of CHF 74 and a weighted-average remaining contractual term of 0.2 years. During 2009, 0.1 million options with a cash settlement feature were settled and 0.5 million expired.

As of December 31, 2009, 2.5 million additional options expired.
Share option activities
	2009		2008		2007

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	36.6	61.41	37.2	61.07	45.6	59.01

Exercised	(0.7)	41.60	(0.5)	38.00	(7.2)	47.45

Settled	(0.1)	62.05	0.0	0.00	(0.3)	61.49

Forfeited	0.0	0.00	0.0	0.00	(0.7)	75.31

Expired	(3.0)	51.89	(0.1)	42.00	(0.2)	35.52

Balance at end of period	32.8	62.68	36.6	61.41	37.2	61.07

Exercisable at end of period	32.8	62.68	35.6	60.83	36.1	60.43

Other compensation benefits
Partner Asset Facility
On January 21, 2009, the Bank granted PAF awards to employees with a total notional value of CHF 676 million. The compensation expense recognized in 2009 related to PAF was CHF 628 million, including the change in the underlying fair value of the awards during 2009. The compensation expense recognized in 2008 was CHF 450 million. There was no estimated unrecognized compensation expense as of December 31, 2009.

Cash Retention Awards
Compensation expense relating to the Cash Retention Awards in 2009 was CHF 819 million. There was no impact on the 2008 consolidated financial statements. The estimated unrecognized compensation expense as of December 31, 2009 was CHF 585 million and will be recognized over a period of one year.

26 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries and affiliates of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

For further information, refer to Note 27 – Related parties in V – Consolidated financial statements – Credit Suisse Group.
Related party assets and liabilities
end of	2009	2008

Assets (CHF million)

Cash and due from banks	1,145	1,668

Interest-bearing deposits with banks	1,022	1,930

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	523	504

Securities received as collateral	0	370

Trading assets	148	238

Net loans	10,725	10,681

Other assets	55	115

Total assets	13,618	15,506

Liabilities (CHF million)

Due to banks/customer deposits	16,051	19,273

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	600

Obligation to return securities received as collateral	0	370

Trading liabilities	521	443

Long-term debt	8,951	9,017

Other liabilities	569	670

Total liabilities	26,092	30,373

Related party revenues and expenses
in	2009	2008	2007

Revenues (CHF million)

Interest and dividend income	120	501	444

Interest expense	(514)	(1,177)	(1,277)

Net interest income	(394)	(676)	(833)

Commissions and fees	(42)	(11)	(5)

Other revenues	248	264	246

Net revenues	(188)	(423)	(592)

Expenses (CHF million)

Total operating expenses	(101)	19	(226)

Related party guarantees
end of	2009	2008

Guarantees (CHF million)

Credit guarantees and similar instruments	76	64

Derivatives	42	33

Other guarantees	53	70

Total guarantees	171	167

Loans to members of the Board of Directors and the Executive Board
in	2009		2008	2007

Loans to members of the Board of Directors (CHF million)

Balance at beginning of period	14	[1]	15	22

Additions	11		1	0

Reductions	(1)		(2)	(7)

Balance at end of period	24	[1]	14	15

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	24	[2]	22	22

Additions	4		11	3

Reductions	(9)		(9)	(3)

Balance at end of period	19	[2]	24	22

1 The number of individuals with outstanding loans at the beginning and end of the year was five and eight, respectively. 2 The number of individuals with outstanding loans at the beginning and end of the year was seven.

Liabilities due to own pension funds
Liabilities due to the Bank’s own pension funds as of December 31, 2009 and 2008 of CHF 1,111 million and CHF 1,229 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

27 Pension and other post-retirement benefits
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

Group pension plan
The Bank covers pension requirements for its employees in Switzerland through the participation in a defined benefit pension plan sponsored by the Group (Group plan). The plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the plan, which is set up as an independent trust domiciled in Zurich. The Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, the PBO and the Accumulated Benefit Obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a Group pension plan because other legal entities within the Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 90% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.

In 2009, the Group announced a partial changeover from defined benefit to defined contribution for the Group plan.
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

During 2009, 2008 and 2007, the Bank contributed and recognized as expense CHF 394 million, CHF 579 million and CHF 333 million to the Group plan, respectively. The Bank expects to contribute CHF 410 million to the Group plan during 2010. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2009, 2008 and 2007 would have been lower by CHF 274 million, CHF 477 million and CHF 186 million, respectively, and the Bank would have recognized CHF 38 million, CHF 35 million and CHF 74 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.

As of December 31, 2009 and 2008, the ABO of the Group plan was CHF 12.2 billion and CHF 11.2 billion, the PBO was CHF 13.3 billion and CHF 12.4 billion and the fair value of plan assets was CHF 12.6 billion and CHF 11.5 billion, respectively. As of December 31, 2009 and 2008, the Group plan was overfunded on an ABO basis by CHF 408 million and CHF 283 million and underfunded on a PBO basis by CHF 730 million and CHF 948 million, respectively. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the funded status of the Group plan on a PBO basis of CHF 657 million and CHF 853 million as of December 31, 2009 and 2008, respectively, as a liability in the consolidated balance sheets, resulting in a decrease in AOCI within total shareholder’s equity.

The calculation of the expense and liability associated with the Group plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and the discount rate as determined by the Group. If the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return on plan assets used in the net periodic pension costs for 2009 and 2008 would have been 4.8% and 5.0%, respectively. As of December 31, 2009 and 2008, the discount rate used in the measurement of the benefit obligation would have been 3.5% and 3.9% and the net periodic pension cost would have been 3.9% and 4.0%, respectively.

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

Other post-retirement defined benefit plans
In the US, the Bank sponsors post-retirement defined benefit plans, that provide health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Bank promises to provide health and welfare benefits after the employee retires. The Bank’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial gains or losses recognized in AOCI.

Components of total pension costs
	International single- employer defined benefit pension plans			Other post- retirement defined benefit plans

in	2009	2008	2007	2009	2008	2007

Total pension costs (CHF million)

Service costs on benefit obligation	33	44	46	1	1	1

Interest costs on benefit obligation	129	139	149	9	8	9

Expected return on plan assets	(166)	(170)	(158)	–	–	–

Amortization of recognized prior service cost/(credit)	1	1	1	(2)	(2)	(3)

Amortization of recognized actuarial losses	17	39	75	8	9	11

Net periodic pension costs	14	53	113	16	16	18

Settlement (gains)/losses	1	–	–	–	–	–

Curtailment (gains)/losses	(2)	–	–	–	–	–

Total pension costs	13	53	113	16	16	18

Total pension costs reflected in compensation and benefits – other in the consolidated statements of operations for 2009, 2008 and 2007 were CHF 29 million, CHF 69 million and CHF 131 million, respectively.

On December 4, 2008, the Group announced the accelerated implementation of its strategic plan and, as part of this plan, a headcount reduction. This resulted in settlement payments of CHF 1 million in 2009 for the US pension plan. The curtailment gain of CHF 2 million in 2009 related to the reduction in the benefit obligation in connection with the discontinuance of a Japanese plan.

Benefit obligation
As of December 31, 2008, the Bank adopted the measurement date provisions that require the Bank to measure the plan assets and the benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. For further information on this guidance, refer to Note 2 – Recently issued accounting standards.

The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans and as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	International single- employer defined benefit pension plans		Other post- retirement defined benefit plans

in	2009	2008	2009	2008

PBO (CHF million) [1]

Beginning of the measurement period	1,953	2,580	134	145

Service cost	33	44	1	1

Interest cost	129	139	9	8

Plan amendments	18	–	–	–

Change in measurement date	–	40	–	2

Settlements	(8)	–	–	–

Curtailments	(5)	(8)	–	(1)

Special termination benefits	3	–	–	–

Actuarial (gains)/losses	185	(188)	9	(2)

Benefit payments	(67)	(85)	(8)	(10)

Exchange rate (gains)/losses	58	(569)	(4)	(9)

End of the measurement period	2,299	1,953	141	134

Fair value of plan assets (CHF million)

Beginning of the measurement period	1,815	2,549	–	–

Actual return on plan assets	30	(244)	–	–

Employer contributions	169	185	8	10

Plan amendments	18	–	–	–

Change in measurement date	–	36	–	–

Settlements	(8)	–	–	–

Benefit payments	(67)	(85)	(8)	(10)

Exchange rate gains/(losses)	79	(626)	–	–

End of the measurement period	2,036	1,815	–	–

Total funded status recognized (CHF million)

Funded status of the plan – over/(underfunded)	(263)	(138)	(141)	(134)

Total funded status recognized in the consolidated balance sheet at December 31	(263)	(138)	(141)	(134)

Total amount recognized (CHF million)

Noncurrent assets	84	201	–	–

Current liabilities	(9)	(9)	(8)	(8)

Noncurrent liabilities	(338)	(330)	(133)	(126)

Total amount recognized in the consolidated balance sheet at December 31	(263)	(138)	(141)	(134)

ABO (CHF million) [2]

End of the measurement period	2,235	1,891	–	–

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2009 and 2008 was an underfunding of CHF 404 million and CHF 272 million, respectively.

In 2009 and 2008, the Bank made contributions of CHF 169 million and CHF 179 million to the international single-employer defined benefit pension plans, including CHF 130 million and CHF 140 million as a special contribution to the UK defined benefit plan, respectively. In 2010, the Bank expects to contribute CHF 24 million to the international single-employer defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO and ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2009 and 2008, respectively.

Defined benefit pension plans in which PBO and ABO were in excess of plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]

Measurement date	2009	2008		2009	2008

CHF million

PBO	1,138	1,061		1,076	1,024

ABO	1,100	1,024		1,049	997

Fair value of plan assets	791	722		729	686

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	International single- employer defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2009	2008	2009	2008	2009	2008

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(723)	(501)	(38)	(37)	(761)	(538)

Prior service credit/(cost)	(1)	(2)	7	8	6	6

Total	(724)	(503)	(31)	(29)	(755)	(532)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2009 and 2008 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2010.

Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2009 (CHF million)

Actuarial gains/(losses)	(323)	88	(235)	(9)	3	(6)	(241)

Amortization of actuarial losses/(gains)	17	(7)	10	8	(3)	5	15

Amortization of prior service cost/(credit)	1	0	1	(2)	1	(1)	0

Immediate recognition due to curtailment/settlement	4	(1)	3	–	–	–	3

Total amounts recognized in other comprehensive income	(301)	80	(221)	(3)	1	(2)	(223)

2008 (CHF million)

Actuarial gains/(losses)	(226)	92	(134)	2	(1)	1	(133)

Amortization of actuarial losses/(gains)	39	(13)	26	9	(3)	6	32

Amortization of prior service cost/(credit)	1	(1)	0	(2)	1	(1)	(1)

Immediate recognition due to curtailment	8	(3)	5	1	0	1	6

Total amounts recognized in other comprehensive income	(178)	75	(103)	10	(3)	7	(96)

Amounts in AOCI, net of tax, expected to be amortized in 2010
in 2010	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial (gains)/losses	22	4

Amortization of prior service cost/(credit)	0	(1)

Total	22	3

Assumptions
Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	International single- employer defined benefit pension plans		Other post- retirement defined benefit plans

Measurement date	2009	2008	2009	2008

Net benefit pension cost (%)

Discount rate	6.3	5.9	6.4	6.2

Salary increases	4.0	4.5	–	–

Expected long-term rate of return on plan assets	7.5	7.6	–	–

Benefit obligation (%)

Discount rate	6.0	6.3	6.1	6.4

Salary increases	4.3	4.0	–	–

Health care assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining these costs, an annual weighted-average rate of 9.75% and 11% in the cost of covered health care benefits was assumed for 2009 and 2008, respectively. The rate is assumed to decrease gradually to 5% by 2013 and remain at that level thereafter. A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the amount of the accumulated post-retirement defined benefit obligation or expense in 2009 or 2008.

Plan assets and investment strategy
For further information, refer to Note 28 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
As of December 31, 2009 and 2008, there were no material amounts of Group debt or equity securities included in plan assets for the international single-employer defined benefit pension plans or other post-retirement defined benefit plans.

Fair Value of plan assets
In December 2008, the Financial Accounting Standards Board (FASB) amended and expanded the disclosure requirements for the Bank’s reporting of plan assets measured at fair value on a recurring basis for December 31, 2009, but did not require retrospective application. The following tables present the new disclosures. Comparable data was not presented for prior periods.

Plan assets measured at fair value on a recurring basis
end of 2009	Level 1	Level 2		Level 3	Total at fair value

Plan assets (CHF million)

Cash and cash equivalents	163	8		0	171

Debt securities	79	392		176	647

of which governments	48	0		0	48

of which corporates	31	392		176	599

Equity securities	56	1,142		0	1,198

Real estate - indirect	0	0		14	14

Alternative investments	0	(130)		57	(73)

of which private equity	0	0		12	12

of which hedge funds	0	0		45	45

of which other	0	(130)	[1]	0	(130)

Other investments	0	79		0	79

Total plan assets at fair value	298	1,491		247	2,036

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
		Actual return on plan assets

2009	Balance at beginning of period	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Balance at end of period

Plan assets (CHF million)

Debt securities - corporates	103	20	(2)	55	176

Real estate - indirect	34	(19)	0	(1)	14

Alternative investments	73	10	(1)	(25)	57

of which private equity	35	(2)	3	(24)	12

of which hedge funds	38	12	(4)	(1)	45

Other investments	25	0	16	(41)	0

Total plan assets at fair value	235	11	13	(12)	247

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset’s category.
Weighted-average plan asset allocation as of the measurement date
December 31	2009		2008

Weighted-average plan asset allocation (%)

Cash and cash equivalents	8.4		0.9

Debt securities	31.7		34.7

Equity securities	58.8		39.1

Real estate	0.7		2.0

Alternative investments	(3.5)	[1]	21.2

Insurance	3.9		2.1

Total	100.0		100.0

1 Negative asset allocation was primarily related to derivative instruments.

The following table shows the target plan asset allocation for 2010 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2010.

Weighted-average target plan asset allocation to be applied prospectively

2010 (%)

Debt securities	43

Equity securities	43

Alternative investments	10

Insurance	4

Total	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2010	15	1

2011	16	1

2012	17	1

2013	18	1

2014	20	1

Thereafter	140	6

Defined Contribution Pension Plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2009, 2008, and 2007, the Bank contributed to these plans and recognized as expense CHF 235 million, CHF 249 million and CHF 256 million, respectively.

28 Derivatives and hedging activities
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2009	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,673.8	473.7	464.6	55.6	1.8	1.1

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,895.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,913.3	523.8	517.1	55.6	1.8	1.1

Forwards	1,675.8	18.8	21.0	22.4	0.2	0.0

Swaps	996.9	31.3	34.3	0.0	0.0	0.0

Options bought and sold (OTC)	865.6	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,578.0	65.1	71.5	22.4	0.2	0.0

Forwards	12.2	1.6	1.0	0.0	0.0	0.0

Swaps	0.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.0	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.3	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.2	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	352.9	18.1	21.6	0.0	0.0	0.0

Futures	124.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	501.3	1.2	1.3	0.0	0.0	0.0

Equity/index-related products	1,195.3	26.1	31.2	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,836.6	711.0	709.8	78.0	2.0	1.1

The notional amount for derivative instruments (trading and hedging) was CHF 43,914.6 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2008	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	6,314.5	16.2	17.8	0.0	0.0	0.0

Swaps	20,174.9	638.6	628.2	178.7	1.5	0.9

Options bought and sold (OTC)	2,564.2	59.5	62.7	0.0	0.0	0.0

Futures	1,984.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,320.7	0.3	0.3	0.0	0.0	0.0

Interest rate products	32,358.6	714.6	709.0	178.7	1.5	0.9

Forwards	1,418.2	46.1	50.1	24.7	1.9	0.1

Swaps	816.0	45.6	46.5	0.0	0.0	0.0

Options bought and sold (OTC)	872.5	28.6	29.6	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	7.6	0.4	0.6	0.0	0.0	0.0

Foreign exchange products	3,136.9	120.7	126.8	24.7	1.9	0.1

Forwards	9.5	0.9	1.1	0.0	0.0	0.0

Swaps	0.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	21.7	1.2	0.9	0.0	0.0	0.0

Futures	2.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	0.2	0.0	0.0	0.0	0.0	0.0

Precious metals products	33.5	2.1	2.0	0.0	0.0	0.0

Forwards	11.3	2.3	0.0	0.0	0.0	0.0

Swaps	246.3	17.0	13.3	0.0	0.0	0.0

Options bought and sold (OTC)	333.0	29.4	29.9	0.0	0.0	0.0

Futures	42.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	489.3	2.4	1.9	0.0	0.0	0.0

Equity/index-related products	1,122.7	51.1	45.1	0.0	0.0	0.0

Credit derivatives [2]	3,244.6	197.1	176.0	0.0	0.0	0.0

Forwards	40.9	5.0	4.9	0.0	0.0	0.0

Swaps	205.5	25.1	25.1	0.0	0.0	0.0

Options bought and sold (OTC)	78.9	7.5	7.6	0.0	0.0	0.0

Futures	156.0	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	49.2	4.5	4.4	0.0	0.0	0.0

Other products [3]	530.5	42.1	42.0	0.0	0.0	0.0

Total derivative instruments	40,426.8	1,127.7	1,100.9	203.4	3.4	1.0

The notional amount for derivative instruments (trading and hedging) was CHF 40,630.2 billion as of December 31, 2008.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2009		2008

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	713.0	710.9	1,131.1	1,101.9

Replacement values (trading and hedging) after netting agreements [1]	57.3	58.4	108.2	94.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	55.3	57.3	104.9	93.8

of which recorded in other assets (PRV) and other liabilities (NRV) [1]	2.0	1.1	3.3	0.3

1 Taking into account legally enforceable netting agreements.

Derivatives in fair value hedging relationships
in 2009	Gains/ (losses) recognized in income on derivatives	[1]	Gains/ (losses) recognized in income on hedged items	[1]

Derivatives in fair value hedging relationships (CHF million)

Interest rate products	(628)		609

Foreign exchange products	3		(3)

Total	(625)		606

1 Included in trading revenues.

Details of fair value hedges
in	2009	2008	2007

Fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(19)	68	14

Derivatives in cash flow hedging relationships
in 2009	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in cash flow hedging relationships (CHF million)

Foreign exchange products	30		13	[2]

1 Effective portion. 2 Included in total operating expenses.

Details of cash flow hedges
in	2009	2008	2007

Cash flow hedges (CHF million)

Net gains/(losses) on the ineffective portion	0	(1)	0

Expected reclassification of net gains/(losses) from AOCI into earnings during the next 12 months	0	(7)	7

Derivatives in net investment hedging relationships
in 2009	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in net investment hedging relationships (CHF million)

Interest rate products	12		0

Foreign exchange products	(1,401)		(21)	[2]

Total	(1,389)		(21)

1 Effective portion. 2 Primarily included in discontinued operations.

Details of net investment hedges
in	2009	2008	2007

Net investment hedges (CHF million)

Net gains/(losses) on hedges included in AOCI	(1,389)	3,029	121

The Bank includes all >>derivative instruments not included in hedge accounting relationships in its trading activities. The information below relates to all trading activities and not just those relating to derivative instruments.

Trading revenues
in	2009

Trading revenues (CHF million)

Interest rate products	10,067

Foreign exchange products	196

Equity/index-related products	4,349

Credit products	(3,960)

Commodity, emission and energy products	542

Other products	970

Total	12,164

Disclosures relating to contingent credit risk
Certain of the Bank’s >>derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Bank or the counterparty, at the existing mark-to-market of the derivative contract.

Bilateral counterparties
The aggregate >>fair value of derivative instruments with credit-risk-related contingent features that were in a net liability position as of December 31, 2009 was CHF 10.5 billion, for which the Bank posted collateral of CHF 9.0 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of December 31, 2009, the Bank would have been required to post additional collateral of CHF 0.2 billion in the event of a one-notch downgrade. A two-notch downgrade would have required additional aggregate collateral posting of CHF 0.5 billion.

Special purpose entities
The current exposure, which by contract may include amounts other than or in addition to the >>negative replacement value, of derivative instruments with credit-risk-related contingent features as of December 31, 2009 was CHF 3.3 billion, for which the Bank posted collateral of CHF 3.4 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of December 31, 2009, the Bank would have been required to post additional collateral of CHF 2.4 billion in the event of a one-notch downgrade. A two-notch downgrade would have required additional aggregate collateral posting of CHF 4.4 billion.

For further information, refer to Note 29 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
Credit derivatives
Credit derivative maximum potential payout by maturity
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2009 (CHF million)

Single-name instruments	100,387	592,552	137,849	830,788

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,560	201,146	1,181,247

2008 (CHF million)

Single-name instruments	97,483	675,455	164,925	937,863

Multi-name instruments	11,578	477,487	151,306	640,371

Total	109,061	1,152,942	316,231	1,578,234

Credit derivative exposure on sold protection
	2009			2008

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	608,386	8,712	598,895	706,014	(47,541)	688,352

Non-investment grade	222,402	(12,790)	215,675	231,849	(48,822)	225,008

Total single-name instruments	830,788	(4,078)	814,570	937,863	(96,363)	913,360

of which sovereigns	128,760	(782)	128,141	123,702	(13,274)	121,276

of which non-sovereigns	702,028	(3,296)	686,429	814,161	(83,089)	792,084

Multi-name instruments (CHF million)

Investment grade [1]	291,880	(9,271)	285,683	527,971	(49,471)	519,432

Non-investment grade	58,579	494	56,144	112,400	(19,225)	109,399

Total multi-name instruments	350,459	(8,777)	341,827	640,371	(68,696)	628,831

of which sovereigns	347	(58)	111	299	(139)	89

of which non-sovereigns	350,112	(8,719)	341,716	640,072	(68,557)	628,742

1 Based on internal ratings BBB and above.

The above maximum potential payout relates only to sold protection. The Bank also purchases protection, which reduces total credit derivative exposure. As of December 31, 2009 and 2008, 93% and 87%, respectively, of the notional amount of credit protection purchased by counterparty was comprised of banks and broker-dealers, 6% and 13%, respectively, was comprised of other financial institutions, primarily hedge funds, and 1% and 0%, respectively, was comprised of other counterparties.

For further information, refer to Note 29 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
29 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2009 (CHF million)

Credit guarantees and similar instruments	3,197	1,591	1,533	1,660	7,981	7,223		543	4,364

Performance guarantees and similar instruments	6,176	3,926	990	799	11,891	10,438		93	3,896

Securities lending indemnifications	22,644	0	0	0	22,644	22,644		0	22,644

Derivatives	128,204	49,769	18,853	15,225	212,051	212,051		6,294	–	[2]

Other guarantees	3,490	509	168	262	4,429	4,361		10	1,851

Total guarantees	163,711	55,795	21,544	17,946	258,996	256,717		6,940	32,755

2008 (CHF million)

Credit guarantees and similar instruments	3,151	1,599	1,285	1,190	7,225	6,043		464	4,013

Performance guarantees and similar instruments	5,859	4,005	1,302	1,043	12,209	10,466		95	3,716

Securities lending indemnifications	28,541	0	0	0	28,541	28,541		0	28,541

Derivatives	141,438	47,240	13,988	10,696	213,362	213,362		15,993	–	[2]

Other guarantees	3,559	413	209	221	4,402	4,322		7	1,888

Total guarantees	182,548	53,257	16,784	13,150	265,739	262,734		16,559	38,158

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Lease commitments

Lease commitments (CHF million)

2010	569

2011	509

2012	433

2013	393

2014	345

Thereafter	2,109

Future operating lease commitments	4,358

Less minimum non-cancellable sublease rentals	477

Total net future minimum lease commitments	3,881

Rental expense for operating leases
in	2009	2008	2007

Rental expense for operating leases (CHF million)

Minimum rental expense	577	459	680

Sublease rental income	(125)	(118)	(142)

Total net expenses for operating leases	452	341	538

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2009 (CHF million)

Irrevocable commitments under documentary credits	4,520	15	25	0	4,560	4,160		2,020

Loan commitments	165,542	33,841	10,021	8,827	218,231	211,876		149,720

Forward reverse repurchase agreements	43,481	0	0	0	43,481	43,481		43,481

Other commitments	6,350	1,529	682	302	8,863	8,863		6

Total other commitments	219,893	35,385	10,728	9,129	275,135	268,380		195,227

2008 (CHF million)

Irrevocable commitments under documentary credits	4,130	21	1	54	4,206	3,515		1,706

Loan commitments	175,075	19,911	23,889	7,502	226,377	220,243		149,121

Forward reverse repurchase agreements	28,139	0	0	0	28,139	28,139		28,139

Other commitments	4,625	516	921	714	6,776	6,776		184

Total other commitments	211,969	20,448	24,811	8,270	265,498	258,673		179,150

1 Total net amount is computed as the gross amount less any participations.

For further information, refer to Note 30 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.
30 Transfers of financial assets and variable interest entities
Transfers of financial assets
Securitizations
For further information, refer to Note 31 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2009 and 2008 securitizations of financial assets treated as sales, along with the cash flows between the Bank and the qualified special purpose entities (QSPEs) or special purpose entities (SPEs) used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred. Only those transactions that qualify for sales accounting and subsequent derecognition of the transferred assets and in which the Bank has continuing involvement with the entity as of December 31, 2009 and 2008 are included in the table.

In December 2008, the FASB issued guidance that changed and expanded the disclosure requirements for the Bank’s involvement with transfers of financial assets for December 31, 2008, but did not require retrospective application of the new disclosure. The disclosures for 2007 have not been restated for the new disclosure requirements and are therefore not comparable to the 2009 and 2008 disclosures.

Securitizations
	2009		2008

in	QSPE	SPE	QSPE	SPE

Gains/(losses) and cash flows (CHF million)

CMBS
Net gain/(loss) [1]	0	0	(4)	36

Proceeds from transfer of assets	144	0	674	463

Purchases of previously transferred financial assets or its underlying collateral	0	0	(173)	0

Servicing fees	1	0	2	0

Cash received on interests that continue to be held	239	5	273	0

RMBS
Net gain [1]	194	0	56	0

Proceeds from transfer of assets	34,246	0	20,998	0

Purchases of previously transferred financial assets or its underlying collateral	(46)	0	(3)	0

Servicing fees	6	0	4	0

Cash received on interests that continue to be held	329	0	230	1

ABS [2]
Net gain [1]	0	19	0	0

Proceeds from transfer of assets	0	104	0	0

Purchases of previously transferred financial assets or its underlying collateral	0	(18)	0	0

Cash received on interests that continue to be held	6	12	3	19

CDO
Net gain [1]	73	34	7	56

Proceeds from transfer of assets	380	1,994	929	683

Purchases of previously transferred financial assets or its underlying collateral	(392)	(1,458)	0	0

Cash received on interests that continue to be held	0	13	0	44

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Securitizations (continued)
in	2007

Gains/(losses) and proceeds from transfer of assets (CHF million)

CMBS
Net gain [1]	527

Proceeds from transfer of assets	24,735

RMBS
Net gain [1]	79

Proceeds from transfer of assets	37,562

ABS [2]
Net gain [1]	11

Proceeds from transfer of assets	3,844

CDO
Net gain [1]	60

Proceeds from transfer of assets	3,758

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Other asset-backed financing activities
The following table provides the gains or losses relating to the 2009 and 2008 transfers of financial assets treated as sales which were not securitizations, along with the cash flows between the Bank and the SPEs used in such transfers in which the Bank had continuing involvement as of December 31, 2009 and 2008, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
	2009	2008

in	SPE	SPE

Gains/(losses) and cash flows (CHF million)

Net gain [1]	12	22

Proceeds from transfer of assets	3,494	6,063

Purchases of previously transferred financial assets or its underlying collateral	(219)	0

Cash received on interests that continue to be held	1,422	1,315

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continues to be exposed after the transfer of the financial assets to any QSPE or SPE and the total assets of the QSPE or SPE as of December 31, 2009 and 2008, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of QSPEs or SPEs resulting from continuing involvement
	2009				2008

end of	QSPE		SPE		QSPE		SPE

CHF million

CMBS
Principal amount outstanding	47,884	[1]	970	[1]	57,606	[1]	2,247

Total assets of QSPE/SPE	63,088		8,389		70,769		2,247

RMBS
Principal amount outstanding	90,930	[1]	1,153		102,515		1,515

Total assets of QSPE/SPE	97,966		1,153		102,515		1,515

ABS
Principal amount outstanding	6,316		928		6,282		1,614

Total assets of QSPE/SPE	6,316		928		6,282		1,614

CDO
Principal amount outstanding	1,179		36,295	[1]	1,624		36,807	[1]

Total assets of QSPE/SPE	1,179		36,773		1,624		37,404

Other asset-backed financing activities
Principal amount outstanding	1,379		10,882	[1]	1,456		22,412	[1]

Total assets of QSPE/SPE	1,379		12,483		1,456		24,278

1 Does not include principal amounts for assets transferred from third parties.

Sensitivity analysis
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2009 and 2008.
Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 2009	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

end of 2008	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,581		810	32	548		5,311

of which non-investment grade	44		65	2	40		4,230

Weighted-average life, in years	2.2		3.5	3.0	9.0		3.3

Prepayment speed assumption (rate per annum), in % [3]	–		0.1-60.4	8.0	5.0-20.0		–

Impact on fair value from 10% adverse change	–		(14.3)	(3.8)	(0.4)		–

Impact on fair value from 20% adverse change	–		(28.5)	(4.4)	(0.7)		–

Cash flow discount rate (rate per annum), in % [4]	5.1-55.2		2.2-51.8	21.6-50.5	2.7-59.3		0.8-10.4

Impact on fair value from 10% adverse change	(27.7)		(19.5)	(4.3)	(3.3)		(14.1)

Impact on fair value from 20% adverse change	(54.8)		(38.9)	(5.2)	(6.6)		(27.7)

Expected credit losses (rate per annum), in %	2.8-52.3		2.9-46.1	4.5	4.6-56.7		4.6-15.8

Impact on fair value from 10% adverse change	(25.3)		(15.5)	(4.0)	(2.2)		(17.1)

Impact on fair value from 20% adverse change	(50.0)		(30.9)	(4.2)	(4.2)		(26.9)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2009 and 2008.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
in	2009	2008

CHF million

CMBS
Other assets	940	0

Liability to SPE, included in Other liabilities	(940)	0

RMBS
Other assets	296	768

Liability to SPE, included in Other liabilities	(296)	(768)

ABS
Trading assets	116	19

Other assets	1,137	520

Liability to SPE, included in Other liabilities	(1,253)	(539)

CDO
Trading assets	193	139

Other assets	195	1,868

Liability to SPE, included in Other liabilities	(388)	(2,007)

Other asset-backed financing activities
Trading assets	1,575	430

Other assets	15	50

Liability to SPE, included in Other liabilities	(1,590)	(480)

Variable interest entities
For further information, refer to Note 31 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.
Consolidated VIEs
The Bank has significant involvement with variable interest entities (VIEs) in its role as a financial intermediation on behalf of clients. The Bank consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

Consolidated VIEs in which the Bank was the primary beneficiary
	2009			2008

end of	CDO	Financial inter- mediation	Total	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524	413	631	1,044

Trading assets	473	2,750	3,223	1,255	10,538	11,793

Investment securities	0	0	0	0	114	114

Other investments	0	3,287	3,287	0	2,467	2,467

Net loans	0	157	157	649	939	1,588

Other assets	1	1,598	1,599	1,114	2,310	3,424

Total assets	483	8,307	8,790	3,431	16,999	20,430

of which structured investment products	–	1,580	1,580	–	9,422	9,422

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466	202	1,148	1,350

Short-term borrowings	15	0	15	0	0	0

Long-term debt	193	1,717	1,910	1,211	4,063	5,274

Other liabilities	6	520	526	1,603	6,627	8,230

Total liabilities	214	2,703	2,917	3,016	11,838	14,854

Consolidated VIE assets and liabilities are shown net of intercompany eliminations.

Non-consolidated VIEs
Total assets of the non-consolidated VIEs are related to the non-consolidated VIEs with whom the Bank has variable interests. These amounts are typically unrelated to the exposures the Bank has with the entity and are not amounts that are considered for risk management purposes.

Further provided in the footnotes to the following table is information about QSPEs, which are not included in the tabular amounts as they are not VIEs under current US GAAP, as well as other entities that the Bank has sponsored but for which it has negligible continuing involvement or that continuing involvement takes the form of derivative assets, guarantees and revocable lines of credit maintained for fund vehicles that do not meet the definition of a variable interest under US GAAP.

Non-consolidated VIEs
			Financial intermediation

end of 2009	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	1,710	4,401	537	23,248

Other assets	0	4	0	190	0	1	195

Total variable interests assets	1,483	12,918	4,783	4,300	5,569	1,253	30,306

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	1,678	13,138	8,925	4,301	6,394	1,517	35,953

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets [2,3]	20,150	5,098	37,015	41,191	24,638	6,519	134,611

1 Derivative assets and guarantees of CHF 82.5 billion and revocable lines of credit of CHF 18.1 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 377.4 billion relating to entities that the Bank sponsored but in which it does not have a variable interest are not included (CDO: CHF 71.9 billion; securitizations: CHF 111.0 billion; funds: CHF 174.6 billion; loans: CHF 16.1 billion; and other: CHF 3.8 billion). 3 Assets of CHF 211.0 billion relating to QSPEs are not included as they are not VIEs (CDO: CHF 0.4 billion; securitizations: CHF 210.4 billion; and loans: CHF 0.2 billion).

			Financial intermediation

end of 2008	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	821	0	1,243	3,603	498	3,565	9,730

Net loans	605	1,162	1,956	2,600	5,930	330	12,583

Other assets	0	6	1	51	0	1	59

Total variable interests assets	1,426	1,168	3,200	6,254	6,428	3,896	22,372

Variable interest liabilities (CHF million)

Other liabilities	0	118	0	0	0	0	118

Total variable interest liabilities	0	118	0	0	0	0	118

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	2,157	11,696	3,421	6,781	7,062	4,173	35,290

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets [2,3]	36,762	9,099	41,464	81,339	24,307	7,878	200,849

1 Derivative assets and guarantees of CHF 90.8 billion and revocable lines of credit of CHF 20.7 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 430.5 billion relating to entities that the Bank sponsored but in which it does not have a variable interest are not included (CDO: CHF 90.9 billion; securitizations: CHF 205.3 billion; funds: CHF 118.6 billion; loans: CHF 11.4 billion; and other: CHF 4.3 billion). 3 Assets of CHF 286.7 billion relating to QSPEs are not included as they are not VIEs (securitizations: CHF 285.7 billion; loans: CHF 0.2 billion; and other: CHF 0.8 billion).

31 Financial instruments
For further information, refer to Note 32 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.
Assets and liabilities measured at fair value on a recurring basis
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,824	713	0	0		4,537

of which corporates	3,368	681	0	0		4,049

Equity	32,834	0	0	0		32,834

Securities received as collateral	36,658	713	0	0		37,371

Debt	92,651	54,651	11,975	0		159,277

of which foreign governments	60,437	10,721	39	0		71,197

of which corporates	3,181	32,440	4,811	0		40,432

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,039	13,505	487	0		100,031

Derivatives	6,457	693,206	11,192	(655,532)		55,323

of which credit derivatives	0	63,862	4,339	–		–

Other	5,852	8,514	2,310	0		16,676

Trading assets	190,999	769,876	25,964	(655,532)		331,307

Debt	8,511	487	86	0		9,084

of which foreign governments	8,508	119	19	0		8,646

Equity	4	102	0	0		106

Investment securities	8,515	589	86	0		9,190

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	6,931	0		12,590

of which private	0	3,902	6,929	0		10,831

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	13,992	0		20,865

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,605	6,744	(24)		29,097

Total assets at fair value	243,482	945,074	59,409	(655,556)		592,409

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,728)	0		(9,356)

Assets at fair value attributable to shareholder	242,185	944,743	51,681	(655,556)		583,053

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,914	0	0		4,914

Customer deposits	0	2,038	0	0		2,038

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,824	713	0	0		4,537

of which corporates	3,368	681	0	0		4,049

Equity	32,834	0	0	0		32,834

Obligation to return securities received as collateral	36,658	713	0	0		37,371

Debt	48,707	9,687	92	0		58,486

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	7	7,007	92	0		7,106

Equity	18,587	501	31	0		19,119

Derivatives	5,986	691,927	11,828	(652,471)		57,270

of which credit derivatives	0	59,867	1,996	–		–

Trading liabilities	73,280	702,115	11,951	(652,471)		134,875

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	54,255	16,645	0		70,900

Other liabilities	246	26,136	3,994	(105)		30,271

Total liabilities at fair value	110,184	915,320	32,960	(652,576)		405,888

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2008	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0		164,743

Securities received as collateral	28,476	1,279	0	0		29,755

Trading assets	151,801	1,161,348	51,093	(1,022,861)		341,381

Investment securities	10,526	931	0	0		11,457

Other investments	1,181	4,808	18,831	0		24,820

Loans	0	18,005	14,309	0		32,314

Other intangible assets	0	0	113	0		113

Other assets	4,017	16,504	13,645	(100)		34,066

Total assets at fair value	196,001	1,367,618	97,991	(1,022,961)		638,649

Less other investments - equity at fair value attributable to noncontrolling interests	(313)	(718)	(13,597)	0		(14,628)

Assets at fair value attributable to shareholder	195,688	1,366,900	84,394	(1,022,961)		624,021

Liabilities (CHF million)

Due to banks	0	3,573	3	0		3,576

Customer deposits	0	1,975	0	0		1,975

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0		174,975

Obligation to return securities received as collateral	28,476	1,279	0	0		29,755

Trading liabilities	61,039	1,076,261	23,593	(1,007,175)		153,718

Short-term borrowings	0	2,195	350	0		2,545

Long-term debt	0	52,216	23,853	0		76,069

Other liabilities	0	21,673	3,249	(647)		24,275

Total liabilities at fair value	89,515	1,334,147	51,048	(1,007,822)		466,888

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3
					Trading revenues			Other revenues

2009	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,570	0	0	(58)	0	0	0	0	0	2	1,514

Debt	19,861	2,185	(3,693)	(7,006)	61	663	110	0	0	0	(206)	11,975

of which corporates	13,194	673	(2,332)	(7,547)	(9)	618	232	0	0	0	(18)	4,811

of which RMBS	2,512	754	(863)	819	(33)	19	540	0	0	0	(122)	3,626

of which CMBS	2,306	195	(154)	363	24	9	(210)	0	0	0	(72)	2,461

Equity	2,183	1,829	(1,510)	(1,907)	(133)	(41)	(26)	0	0	0	92	487

Derivatives	24,795	5,051	(8,994)	(10,134)	(1,389)	472	1,488	0	0	0	(97)	11,192

of which credit derivatives	12,107	3,939	(4,649)	(5,955)	(1,230)	440	(378)	0	0	0	65	4,339

Other	4,254	276	(1,971)	(1,017)	17	103	726	0	0	1	(79)	2,310

Trading assets	51,093	9,341	(16,168)	(20,064)	(1,444)	1,197	2,298	0	0	1	(290)	25,964

Investment securities	0	0	0	47	0	0	35	0	0	0	4	86

Equity	16,889	1,981	(1,600)	(3,492)	0	0	10	(103)	(3)	(1,590)	(148)	11,944

Life finance instruments	1,942	9	0	314	1	0	(164)	0	0	0	(54)	2,048

Other investments	18,831	1,990	(1,600)	(3,178)	1	0	(154)	(103)	(3)	(1,590)	(202)	13,992

Loans	14,309	1,006	(1,424)	(3,686)	57	(328)	1,202	0	0	0	(57)	11,079

Other intangible assets	113	0	0	(48)	0	0	0	0	0	(36)	1	30

Other assets	13,645	1,068	(3,132)	(5,293)	(61)	528	58	0	0	0	(69)	6,744

Total assets at fair value	97,991	14,975	(22,324)	(32,222)	(1,505)	1,397	3,439	(103)	(3)	(1,625)	(611)	59,409

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	205	0	0	2	0	0	0	0	0	(1)	206

Trading liabilities	23,593	4,996	(8,686)	(7,925)	(857)	882	115	0	0	0	(167)	11,951

of which derivatives	23,468	4,706	(8,470)	(7,823)	(835)	892	50	0	0	0	(160)	11,828

Short-term borrowings	350	381	(5)	(795)	(3)	(1)	216	0	0	0	21	164

Long-term debt	23,853	1,864	(2,932)	(6,155)	168	343	(268)	0	0	0	(228)	16,645

Other liabilities	3,249	679	(1,603)	595	3	187	264	21	0	737	(138)	3,994

Total liabilities at fair value	51,048	8,125	(13,226)	(14,283)	(687)	1,411	327	21	0	737	(513)	32,960

Net assets/liabilities at fair value	46,943	6,850	(9,098)	(17,939)	(818)	(14)	3,112	(124)	(3)	(2,362)	(98)	26,449

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
2008	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	5,633	17,622		49,556		72,811

Net realized/unrealized gains/(losses) included in net revenues	5,920	(2,147)		(20,580)		(16,807)

Purchases, sales, issuances and settlements	(6,638)	3,662		152		(2,824)

Transfers in and/or out of level 3	(3,302)	813		27,675		25,186

Foreign currency translation impact included in net revenues	(277)	(1,119)		(2,436)		(3,832)

Balance at end of period	1,336	18,831	[1]	54,367	[2]	74,534

Liabilities (CHF million)

Balance at beginning of period	–	–		32,379		32,379

Net realized/unrealized gains/(losses) included in net revenues	–	–		(5,795)		(5,795)

Purchases, sales, issuances and settlements	–	–		(4,123)		(4,123)

Transfers in and/or out of level 3	–	–		7,029		7,029

Foreign currency translation impact included in net revenues	–	–		(1,899)		(1,899)

Balance at end of period	–	–		27,591	[3]	27,591

Net	1,336	18,831		26,776		46,943

Total realized/unrealized gains/(losses) included in net revenues	5,920	(2,147)		(14,785)		(11,012)

1 Primarily private equity investments, includes also life finance instruments. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2009				2008

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	2,280	(2,489)	(209)	[1]	(8,767)	(2,245)	(11,012)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,505)	(2,016)	(4,521)		(2,729)	(2,982)	(5,711)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Non-recurring fair value changes
Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2009 and 2008, CHF 1.1 billion and CHF 3.0 billion, respectively, of loans were recorded at fair value, of which CHF 0.1 billion and CHF 0.3 billion, respectively, were classified as level 2 and CHF 1.0 billion and CHF 2.6 billion, respectively, were classified as level 3.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2009			2008

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	168	273	(105)	131	229	(98)

Non-interest-earning loans	1,519	3,763	(2,244)	843	2,017	(1,174)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	128,303	127,575	728	164,743	163,683	1,060

Loans	36,246	33,672	2,574	32,314	37,327	(5,013)

Other assets	11,991	23,441	(11,450)	16,644	27,557	(10,913)

Due to banks and customer deposits	(1,815)	(1,817)	2	(1,351)	(1,397)	46

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(122,136)	(122,053)	(83)	(174,975)	(174,631)	(344)

Short-term borrowings	(3,383)	(3,439)	56	(2,545)	(3,146)	601

Long-term debt	(70,900)	(72,133)	1,233	(76,069)	(85,872)	9,803

Other liabilities	(6,197)	(8,531)	2,334	(2,637)	(5,184)	2,547

Gains and losses on financial instruments
	2009		2008

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,363	[1]	11,399	[1]

Other trading assets	262	[2]	108	[2]

of which related to credit risk	0		40

Other investments	998	[3]	(404)	[3]

Loans	7,976	[2]	(4,028)	[2]

of which related to credit risk	5,255		(5,146)

Other assets	1,458	[1]	(6,509)	[2]

of which related to credit risk	549		(8,914)

Due to banks and customer deposits	(9)	[1]	(49)	[1]

of which related to credit risk	2		57

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,421)	[1]	(8,537)	[1]

Short-term borrowings	(778)	[2]	93	[2]

of which related to credit risk [4]	6		9

Long-term debt	(9,729)	[2]	10,674	[2]

of which related to credit risk [4]	(3,705)		4,655

Other liabilities	1,299	[2]	(1,542)	[2]

of which related to credit risk	1,125		(631)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Fair value, unfunded commitments and term of redemption conditions
end of 2009	Non-redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	120		8,002	[1]	8,122	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	149		8,022		8,171	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equity	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,403	[3]	9,543		15,946	1,977	[4]

1 40% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 38% is redeemable on a monthly basis with a notice period primarily of more than 30 days and 13% is redeemable on an annual basis with a notice period of more than 60 days. 2 61% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period of more than 60 days, 23% is redeemable on an annual basis with a notice period of more than 60 days and 9% is redeemable on demand with a notice period of less than 30 days. 3 Includes CHF 2,631 million attributable to noncontrolling interests. 4 Includes CHF 803 million attributable to noncontrolling interests.

Carrying value and estimated fair values of financial instruments
	2009		2008

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	208,378	208,378	269,013	269,013

Securities received as collateral	37,371	37,371	29,755	29,755

Trading assets	331,307	331,307	341,381	341,381

Investment securities	9,190	9,190	11,681	11,680

Loans	221,452	223,586	220,392	222,072

Other financial assets [1]	178,810	178,866	253,073	253,020

Financial liabilities (CHF million)

Due to banks and deposits	308,778	308,767	341,958	341,623

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,587	191,587	243,970	243,936

Obligation to return securities received as collateral	37,371	37,371	29,755	29,755

Trading liabilities	134,875	134,875	153,718	153,718

Short-term borrowings	6,058	6,058	10,182	10,151

Long-term debt	156,676	156,257	148,550	144,116

Other financial liabilities [2]	129,199	129,199	175,931	175,923

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

32 Assets pledged or assigned
end of	2009	2008

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	216,651	161,624

of which assets provided with the right to sell or repledge	141,489	90,215

Fair value of collateral received with the right to sell or repledge	335,764	515,031

of which sold or repledged	300,807	454,152

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	13,501	40,870

Swiss National Bank required minimum liquidity reserves	1,617	1,819

For further information, refer to Note 33 – Assets pledged or assigned in V – Consolidated financial statements – Credit Suisse Group.
33 Capital adequacy
The Bank is subject to regulation by Swiss Financial Market Supervisory Authority (FINMA). Since January 1, 2008, the Bank has operated under the international capital adequacy standards set forth by the Basel Committee on Banking Supervision, known as >>Basel II, as implemented by FINMA. These standards affect the measurement of both risk-weighted assets and eligible capital. The Bank has based its capital adequacy calculations on US GAAP, as permitted by the FINMA Circular 2008/34. FINMA has advised the Bank that it may continue to include as tier 1 capital CHF 4.4 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2009.

As of December 31, 2009 and 2008, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and Bank for International Settlements (BIS) guidelines.
For further information, refer to Note 34 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group.
BIS data (risk-weighted assets, eligible capital and ratios)
end of	2009	2008

Risk-weighted assets (CHF million)

Credit risk	154,982	169,561

Non-counterparty risk	6,547	6,370

Market risk	17,011	39,108

Operational risk	32,013	30,137

Risk-weighted assets	210,553	245,176

Eligible capital (CHF million)

Tier 1 capital	34,695	34,192

Tier 2 capital	11,625	13,647

Total eligible capital	46,320	47,839

Capital ratios (%)

Tier 1 ratio	16.5	13.9

Total capital ratio	22.0	19.5

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2009, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2009, the Bank was not subject to restrictions on its ability to pay dividends.

34 Litigation
For further information, refer to Note 36 – Litigation in V – Consolidated financial statements – Credit Suisse Group.
35 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2009

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,016.7

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Salt Lake City, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (International) Holding AG	Zug, Switzerland	CHF	42.1

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[1]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	0.0

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100		Credit Suisse Asset Management Fund Holding (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	29.6

100		Credit Suisse Asset Management Fund Service (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Ltd	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	925.5

100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	CHF	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	903.5

100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100		Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.3

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	896.1

100		Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,527.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.7

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,107.8

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		Glenstreet Corporation N.V.	Curaçao, Netherlands Antilles	GBP	20.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	22.6

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Stanton Equity Trading Delaware LLC	Wilmington, United States	USD	0.8

94	[2]	Credit Suisse International	London, United Kingdom	USD	3,889.6

83		Asset Management Finance LLC	Wilmington, United States	USD	341.8

60		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	10.0

58	[3]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

55		Credit Suisse Saudi Arabia	Riyadh, Saudia Arabia	SAR	210.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 2 Remaining 6% held directly by Credit Suisse Group AG. 80% of voting rights and 94% of equity interest held by Credit Suisse AG. 3 42% of voting rights held directly by Credit Suisse Group AG. 4 Controlling interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2009

15	[1]	Absolute Invest Ltd.	Zug, Switzerland

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

33		Credit Suisse Founder Securities Limited	Beijing, China

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

24		Aberdeen Asset Management PLC	Aberdeen, United Kingdom

1 The Bank retains significant influence through Board of Directors representation.

36 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
For further information, refer to Note 40 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view) in V – Consolidated financial statements – Credit Suisse Group.

37 Risk assessment
During the reporting period the Board and its Risk Committee performed risk assessments in accordance with established policies and procedures.
The governance of the Bank and the Group, including risk governance, are fully aligned. Each of the Board and the Executive Board are comprised of the same individuals.
For information in accordance with the Swiss Code of Obligations on the risk assessment process followed by the Board, refer to Note 41 – Risk assessment in V – Consolidated financial statements – Credit Suisse Group.

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

The CEO and CFO concluded that, as of December 31, 2009, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2009 using the criteria issued by the COSO in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2009.
KPMG AG, the Bank’s independent auditors, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2009, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse AG, Zurich
We have audited Credit Suisse AG and subsidiaries' (the “Bank”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's board of directors and management are responsible for maintaining effective internal control over financial reporting and the Bank's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity, comprehensive income, and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2009, and our report dated March 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

David L. Jahnke Marc Ufer
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 25, 2010
Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Financial review
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings
Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG (the "Bank"), which comprise the balance sheet, income statement and notes for the year ended December 31, 2009.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Bank's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity’s preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements for the year ended December 31, 2009 comply with Swiss law and the Bank's articles of incorporation.
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

We further confirm that the proposed appropriation of available earnings complies with Swiss law and the Bank's articles of incorporation. We recommend that the financial statements submitted to you be approved.

KPMG AG

Philipp Rickert Manfred Suppan
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 25, 2010
Financial review
The Credit Suisse AG (Bank) parent company (the Bank parent company) recorded net operating income of CHF 8,675 million in 2009, compared to CHF 9,175 million in 2008. After deduction of operating expenses totaling CHF 7,333 million, representing an increase of 35% in comparison with 2008, gross operating profit was CHF 2,421 million, or 64%, lower than in 2008 and amounted to CHF 1,342 million.

Depreciation of non-current assets of CHF 661 million, and valuation adjustments, provisions and losses of CHF 861 million resulted in an operating loss of CHF 180 million. The Bank parent company recorded a net profit of CHF 378 million in 2009, compared to a net loss of CHF 2,240 million in 2008.

Net interest income for 2009 decreased CHF 1,878 million, or 37%, to CHF 3,172 million compared to 2008. Net commission and service fee activities decreased CHF 327 million, or 7%, to CHF 4,267 million. The Bank parent company reported a net trading income of CHF 70 million, compared to net trading loss of CHF 980 million in 2008. The Bank parent company reported net other ordinary income of CHF 1,166 million, an increase of CHF 655 million, or 128%, compared to 2008.

Operating expenses were up CHF 1,921 million, or 35%, to CHF 7,333 million compared to 2008. Personnel expenses increased by CHF 1,724 million, or 44%, to CHF 5,662 million. Property, equipment and administrative costs totaled CHF 1,671 million, an increase of CHF 197 million, or 13%, compared to 2008. Extraordinary income of CHF 618 million were recorded in 2009, of which CHF 512 million related to prior period.

At the Annual General Meeting on April 30, 2010, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a dividend of CHF 3,000 million.

Parent company financial statements
Statements of income
	Reference to notes	in

		2009	2008

Net interest income (CHF million)

Interest and discount income		10,134	21,946

Interest and dividend income from trading portfolio		1,157	2,144

Interest and dividend income from financial investments		244	254

Interest expense		(8,363)	(19,294)

Net interest income		3,172	5,050

Net commission and service fee activities (CHF million)

Commission income from lending transactions		715	509

Securities and investment commissions		3,346	4,072

Other commission and fee income		791	681

Commission expense		(585)	(668)

Net commission and service fee activities		4,267	4,594

Net trading income/(loss)	3	70	(980)

Net other ordinary income (CHF million)

Income from the disposal of financial investments		52	91

Income from participations		486	311

Income from real estate		31	32

Other ordinary income		1,047	637

Other ordinary expenses		(450)	(560)

Net other ordinary income		1,166	511

Net operating income		8,675	9,175

Operating expenses (CHF million)

Personnel expenses		5,662	3,938

Property, equipment and administrative costs		1,671	1,474

Total operating expenses		7,333	5,412

Gross operating profit		1,342	3,763

Depreciation of noncurrent assets		661	4,753

Valuation adjustments, provisions and losses		861	1,179

Operating loss		(180)	(2,169)

Extraordinary income	3	618	19

Extraordinary expenses	3	0	(363)

Taxes		(60)	273

Net profit/(loss)		378	(2,240)

Balance sheets
	Reference to notes	end of

		2009	2008

Assets (CHF million)

Cash and other liquid assets		34,546	68,010

Money market papers		3,454	5,310

Due from banks		173,781	208,964

Due from customers		198,696	201,661

Mortgages		93,804	94,386

Securities and precious metals trading portfolio		37,592	41,140

Financial investments		5,626	6,113

Participations		18,629	16,361

Tangible fixed assets		3,087	3,042

Intangible assets		1,111	1,052

Accrued income and prepaid expenses		3,041	3,155

Other assets		23,888	37,707

Total assets		597,255	686,901

of which subordinated amounts receivable		744	614

of which amounts receivable from group companies and qualified shareholders		271,865	305,378

Liabilities and shareholder's equity (CHF million)

Liabilities in respect of money market papers		12,758	38,210

Due to banks		127,536	220,203

Due to customers, savings and investment deposits		42,422	34,754

Due to customers, other deposits		246,500	237,754

Medium-term notes		1,499	1,105

Bonds and mortgage-backed bonds		102,426	79,617

Accrued expenses and deferred income		6,187	5,888

Other liabilities		19,797	31,435

Valuation adjustments and provisions	7	1,375	1,548

Total liabilities		560,500	650,514

Share and participation capital	8	4,400	4,400

General legal reserves		22,063	22,063

Other reserves		610	610

Retained earnings carried forward		9,304	11,554

Net profit/(loss)		378	(2,240)

Total shareholder's equity	10	36,755	36,387

Total liabilities and shareholder's equity		597,255	686,901

of which subordinated amounts payable		25,289	27,091

of which amounts payable to group companies and qualified shareholders		133,695	186,556

Off-balance sheet business
end of	2009	2008

CHF million

Contingent liabilities	217,625	198,100

Irrevocable commitments	60,627	71,490

Liabilities for calls on shares and other equity instruments	27	16

Confirmed credits	0	428

Fiduciary transactions	8,951	15,679

Derivative financial instruments (CHF million)

Gross positive replacement values	64,856	138,582

Gross negative replacement values	62,421	133,777

Contract volume	4,653,242	4,097,689

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

Contingent liabilities to other Bank entities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off-balance sheet section of the financial statements. In some instances, the Bank parent company’s exposure is not defined as an amount but relates to specific circumstances as the solvency of subsidiaries or the performance of a service.

Further, as shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Bank parent company has a joint and several unlimited obligations to meet any insufficiency in the assets in the event of liquidation.

Notes to the financial statements
1 Description of business activities
The Bank parent company is a Swiss Bank with total assets of CHF 597.3 billion and shareholder’s equity of CHF 36.8 billion as of December 31, 2009.
The Bank is a 100% subsidiary of Credit Suisse Group AG. For a description of its business activities, refer to I – Information on the company.
2 Accounting and valuation policies
Basis for accounting
The Bank parent company’s stand alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Swiss Financial Market Supervisory Authority (FINMA) Circular 2008/2, “Accounting – banks” (Swiss GAAP statutory).

The Bank’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the US (US GAAP). For a detailed description of the Bank’s accounting and valuation principles, refer to Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).

For significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view), refer to Note 36 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view) in VII – Consolidated financial statements – Credit Suisse (Bank). Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).

Foreign currency translations
For US GAAP purposes, foreign currency translation adjustments for available-for-sale securities are reported in accumulated other comprehensive income/(loss) (AOCI), which is part of total shareholder’s equity, whereas for Swiss GAAP statutory they are included in the statements of income.

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

Deferred taxes
US GAAP allows the recognition of deferred tax assets on net operating loss carry-forwards. Such recognition is not allowed for Swiss GAAP statutory purposes.
Participations
The portfolio valuation method is applied to the participation positions.
Undisclosed reserves
Unlike US GAAP, Swiss GAAP statutory financial statements may include and be influenced by undisclosed reserves. Undisclosed reserves arise from economically unnecessary write-downs on fixed assets and participations or through market-related price increases, which are not reflected in the statements of income. Such undisclosed reserves arise from recording excessive provisions and loan loss reserves. In addition, such undisclosed reserves arise if provisions and loan reserves, which are no longer necessary, are not written back to income.

Valuation adjustments on financial investments
Valuation adjustments relating to impairments in creditworthiness on financial investments held-to-maturity are recognized in other ordinary expenses/income.
Notes on risk management
For information on the Bank parent company’s policy with regard to risk management and the use of financial derivatives, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet and Note 28 – Derivatives and hedging activities in VII – Consolidated financial statements – Credit Suisse (Bank).

3 Additional information on the parent company statements of income
in	2009	2008

Net trading income/(loss) (CHF million)

Income/(loss) from trading in interest-related instruments	442	(3,452)

Income/(loss) from trading in equity instruments	766	(610)

Income from foreign exchange and banknote trading	132	3,265

Income from precious metals trading	22	60

Other gain/(loss) from trading	(1,292)	(243)

Total net trading income/(loss)	70	(980)

in	2009	2008

Extraordinary income and expenses (CHF million)

Gains realized on the disposal of participations	106	19

Other extraordinary income	512	0

Extraordinary income	618	19

Losses realized on the disposal of participations	0	(2)

Other extraordinary expenses	0	(361)

Extraordinary expenses	0	(363)

Total net extraordinary income and expenses	618	(344)

4 Pledged assets and assets under reservation of ownership
end of	2009	2008

Pledged assets and assets under reservation of ownership (CHF million)

Assets pledged and assigned as collateral	17,531	11,617

Actual commitments secured	12,827	6,529

5 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2009	2008

Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)

Due from banks	25,168	10,388

Due from customers	2,282	4,860

Cash collateral paid for securities borrowed and reverse repurchase agreements	27,450	15,248

Due to banks	22,861	21,154

Due to customers	297	674

Cash collateral received for securities lent and repurchase agreements	23,158	21,828

Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	5,379	5,252

of which transfers with the right to resell or repledge	5,379	4,999

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	95,121	75,085

of which resold or repledged	78,276	68,178

6 Liabilities due to own pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2009 and 2008 of CHF 1,102 million and CHF 1,220 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheets.

7 Valuation adjustments and provisions
in	Total 2008	Utilized for purpose	Recoveries, endangered interest, currency differences	New charges to income statement	Releases to income statement	Total 2009

Valuation adjustments and provisions (CHF million)

Provisions for deferred taxes	349	0	(10)	97	(13)	423

Valuation adjustments and provisions for default risks	1,484	(279)	45	482	(425)	1,307

Valuation adjustments and provisions for other business risks [1]	104	(13)	0	19	(26)	84

Other provisions [2,3]	1,095	(625)	(336)	815	(81)	868

Subtotal	2,683	(917)	(291)	1,316	(532)	2,259

Total valuation adjustments and provisions	3,032	(917)	(301)	1,413	(545)	2,682

Less direct charge-offs against specific assets	(1,484)					(1,307)

Total valuation adjustments and provisions as shown in the balance sheet	1,548					1,375

1 Provisions are not discounted due to short-term nature. 2 Provisions in respect of litigation claims were CHF 40 million and CHF 49 million as of December 31, 2009 and 2008, respectively. 3 No provisions for defined benefit pension cost included.

8 Composition of share and participation capital and authorized capital
	2009			2008

	Quantity	Total nominal value CHF million	[1]	Quantity	Total nominal value CHF million	[1]

Registered shares (at CHF 100)

Capital on January 1	43,996,652	4,400		43,996,652	4,400

Capital on December 31	43,996,652	4,400		43,996,652	4,400

Participation certificates (at CHF 0.01)

Participation certificates on January 1	750,000	0		0	0

Participation certificates on December 31	750,000	0		750,000	0

1 The dividend eligible capital equals the total nominal value.

9 Major shareholders and groups of shareholders
	2009			2008

end of	Quantity	Total nominal value CHF million	Share %	Quantity	Total nominal value CHF million	Share %

Major shareholders and groups of shareholders

Credit Suisse Group AG	43,996,652	4,400	100%	43,996,652	4,400	100%

In connection with the Group’s raising of tier 1 capital from a small group of investors announced on October 16, 2008, Qatar Holding LLC, a company controlled by the Qatar Investment Authority, reported on October 22, 2008 that it holds 99.8 million shares, or 8.9%, of the registered shares in Credit Suisse Group AG. No further notification from Qatar Holding LLC has been received in 2009.

Through disclosure notification on September 30, 2009, Crescent Holding GmbH, a company controlled by the Olayan Group, reported that it increased its holdings to 78.4 million shares, or 6.6%, of the registered shares in Credit Suisse Group AG on September 25, 2009.

10 Shareholder’s equity
	2009	2008

Shareholder's equity (CHF million)

Share and participation capital	4,400	4,400

General legal reserves	22,063	18,849

Other reserves	610	610

Retained earnings	9,314	14,393

of which carried forward from previous year	11,554	10,768

of which net profit/(loss)	(2,240)	3,625

Total shareholder's equity as of January 1	36,387	38,252

Issuance of participation certificates (including premium)	0	2,962

Other changes	0	13

Dividend	(10)	(2,600)

Net profit/(loss)	378	(2,240)

Total shareholder's equity as of December 31 (before profit allocation)	36,755	36,387

Share and participation capital	4,400	4,400

General legal reserves	22,063	22,063

Other reserves	610	610

Retained earnings	9,682	9,314

of which carried forward from previous year	9,304	11,554

of which net profit/(loss)	378	(2,240)

Total shareholder's equity as of December 31 (before profit allocation)	36,755	36,387

11 Amounts receivable from and payables to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2009	2008

Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company's governing bodies (CHF million)

Amounts receivable from affiliated companies	5,453	6,840

Amounts payable to affiliated companies	18,790	22,903

Loans to members of the Bank parent company's governing bodies	43	37

12 Significant transactions with related parties
Transactions (such as securities transactions, payment transfer services, borrowings and compensation for deposits) with related parties are carried out at arm’s length.
13 Fire insurance value of tangible fixed assets
end of	2009	2008

Fire insurance value of tangible fixed assets (CHF million)

Real estate	3,367	3,226

Other fixed assets	349	369

14 Liabilities for future payments in connection with operating leases
end of	2009	2008

Liabilities for future payments in connection with operating leases (CHF million)

Total	929	714

15 Fiduciary transactions
end of	2009	2008

Fiduciary transactions (CHF million)

Fiduciary placements with third-party institutions	8,949	15,677

Fiduciary loans and other fiduciary transactions	2	2

Total fiduciary transactions	8,951	15,679

16 Number of employees
end of	2009	2008

Number of employees (full-time equivalents)

Switzerland	17,600	17,800

Abroad	4,600	5,100

Total number of employees	22,200	22,900

17 Foreign currency translation rates
	End of		Average in

	2009	2008	2009	2008

1 USD / 1 CHF	1.03	1.06	1.08	1.08

1 EUR / 1 CHF	1.49	1.49	1.51	1.58

1 GBP / 1 CHF	1.66	1.53	1.68	2.00

100 JPY / 1 CHF	1.12	1.17	1.16	1.05

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

19 Risk assessment
For information on the Bank parent company’s risk assessment in accordance with the Swiss Code of Obligations, refer to Note 37 – Risk assessment in VII – Consolidated financial statements – Credit Suisse (Bank).

Proposed appropriation of retained earnings

end of	2009

Retained earnings (CHF million)

Retained earnings carried forward	9,304

Net profit	378

Retained earnings available for appropriation	9,682

Dividend	3,000

Allocations to general legal reserves	278

Balance to be carried forward	6,404

Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates
Statistical information
Selected information – Group
in / end of	2009		2008	2007	2006	2005

Condensed consolidated statements of operations (CHF million)

Net revenues	33,294		9,268	39,321	38,143	30,043

Provision for credit losses	506		813	240	(111)	(144)

Total operating expenses	24,711		23,357	25,341	23,935	22,845

Income/(loss) from continuing operations before taxes and extraordinary items	8,077		(14,902)	13,740	14,319	7,342

Income tax expense/(benefit)	1,835		(4,596)	1,248	2,394	912

Income/(loss) from continuing operations before extraordinary items	6,242		(10,306)	12,492	11,925	6,430

Income/(loss) from discontinued operations, net of tax	169		(531)	6	3,130	1,435

Extraordinary items, net of tax	0		0	0	(24)	0

Cumulative effect of accounting changes, net of tax	–		–	–	–	14

Net income/(loss)	6,411		(10,837)	12,498	15,031	7,879

Less net income/(loss) attributable to noncontrolling interests	(313)		(2,619)	4,738	3,704	2,029

Net income/(loss) attributable to shareholders	6,724		(8,218)	7,760	11,327	5,850

of which from continuing operations	6,555		(7,687)	7,754	8,295	4,482

of which from discontinued operations	169		(531)	6	3,056	1,354

of which extraordinary items	0		0	0	(24)	0

of which cumulative effect of accounting changes	–		–	–	–	14

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	5.14		(7.51)	7.06	7.21	3.79

Basic earnings/(loss) per share	5.28		(8.01)	7.07	9.85	4.92

Diluted earnings/(loss) per share from continuing operations	5.01		(7.51)	6.77	7.05	3.81

Diluted earnings/(loss) per share	5.14		(8.01)	6.78	9.63	4.90

Consolidated balance sheet (CHF million)

Total assets	1,031,427		1,170,350	1,360,680	1,255,956	1,339,052

Share capital	47		47	46	607	624

Shareholders' equity	37,517		32,302	43,199	43,586	42,118

Shares outstanding (million)

Shares outstanding	1,169.2		1,163.9	1,020.6	1,062.5	1,125.4

Dividend/repayment of capital (CHF)

Dividend/repayment of capital	2.00	[1]	0.10	2.50	2.70	2.00

Ratios (%)

Return on assets	0.6		(0.6)	0.6	0.9	0.5

Return on equity attributable to shareholders	18.3		(21.1)	18.0	27.5	15.4

Dividend payout ratio	37.9	[1]	(1.2)	35.4	27.4	40.7

Equity to asset ratio	3.6		2.8	3.2	3.5	3.1

1 Proposal of the Board of Directors to the Annual General Meeting on April 30, 2010.

Selected information – Bank
in / end of	2009	2008	2007	2006	2005

Condensed consolidated statements of operations (CHF million)

Net revenues	31,993	7,305	36,890	36,152	28,685

Provision for credit losses	460	797	227	(97)	(134)

Total operating expenses	24,176	22,347	24,498	23,429	22,592

Income/(loss) from continuing operations before taxes and extraordinary items	7,357	(15,839)	12,165	12,820	6,227

Income tax expense/(benefit)	1,794	(4,922)	844	2,141	644

Income/(loss) from continuing operations before extraordinary items	5,563	(10,917)	11,321	10,679	5,583

Income/(loss) from discontinued operations, net of tax	169	(531)	6	(15)	44

Extraordinary items, net of tax	0	0	0	(24)	0

Cumulative effect of accounting changes, net of tax	–	–	–	–	12

Net income/(loss)	5,732	(11,448)	11,327	10,640	5,639

Less net income/(loss) attributable to noncontrolling interests	(697)	(3,379)	5,013	3,620	2,064

Net income/(loss) attributable to shareholders	6,429	(8,069)	6,314	7,020	3,575

of which from continuing operations	6,260	(7,538)	6,308	7,059	3,519

of which from discontinued operations	169	(531)	6	(15)	44

of which extraordinary items	0	0	0	(24)	0

of which cumulative effect of accounting changes	–	–	–	–	12

Consolidated balance sheet (CHF million)

Total assets	1,010,482	1,151,669	1,333,742	1,226,764	1,130,756

Share capital	4,400	4,400	4,400	4,400	4,400

Shareholders' equity	31,228	26,868	31,334	26,045	25,788

Number of shares outstanding (million)

Number of shares outstanding	44.0	44.0	44.0	44.0	44.0

Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) specialized industry guide for bank holding companies – Industry Guide 3. The tables are based on information in V – Consolidated financial statements – Credit Suisse Group.

Average balances and interest rates

	2009			2008			2007

in	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

Assets (CHF million, except where indicated)

Cash and due from banks
Switzerland	227	12	5.29%	947	42	4.44%	1,104	38	3.44%

Foreign	42,847	338	0.79%	33,580	1,345	4.01%	21,288	929	4.36%

Interest-bearing deposits with banks
Switzerland	14	1	7.14%	16	1	6.25%	25	2	8.00%

Foreign	1,428	42	2.94%	3,342	153	4.58%	4,039	187	4.63%

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	1,089	15	1.38%	3,522	147	4.17%	4,060	196	4.83%

Foreign	243,366	3,063	1.26%	358,961	13,386	3.73%	385,035	22,275	5.79%

Trading assets
Switzerland	2,958	118	3.99%	4,883	180	3.69%	5,016	166	3.31%

Foreign	275,520	13,216	4.80%	370,137	18,033	4.87%	470,912	22,808	4.84%

Investment securities
Switzerland	2,419	41	1.69%	1,827	53	2.90%	1,581	55	3.48%

Foreign	10,449	202	1.93%	12,511	586	4.68%	16,367	688	4.20%

Loans
Switzerland	132,829	3,523	2.65%	134,373	4,926	3.67%	130,741	4,852	3.71%

Foreign	109,062	2,753	2.52%	105,430	4,063	3.85%	92,801	4,155	4.48%

Other interest-earning assets
Switzerland	5,586	32	0.57%	4,960	49	0.99%	1,927	28	1.45%

Foreign	110,790	1,932	1.74%	125,158	4,975	3.97%	124,541	6,171	4.95%

Interest-earning assets	938,584	25,288	2.69%	1,159,647	47,939	4.13%	1,259,437	62,550	4.97%

Loan loss allowance	(4,587)			(3,707)			(2,400)

Non-interest-earning assets	283,515			286,223			231,526

Total assets	1,217,512			1,442,163			1,488,563

Percentage of assets attributable to foreign activities	84.84%			87.37%			87.15%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates

	2009			2008			2007

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Liabilities (CHF million, except where indicated)

Deposits of banks
Switzerland	3,320	29	0.87%	3,062	106	3.46%	4,294	172	4.01%

Foreign	38,511	581	1.51%	68,248	1,819	2.67%	108,183	4,029	3.72%

Deposits of non-banks
Switzerland	124,361	647	0.52%	109,096	1,746	1.60%	108,574	1,612	1.48%

Foreign	157,578	1,713	1.09%	199,042	6,694	3.36%	207,771	10,118	4.87%

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	4,333	127	2.93%	15,826	596	3.77%	11,514	503	4.37%

Foreign	213,787	2,135	1.00%	337,905	11,925	3.53%	353,042	20,629	5.84%

Trading liabilities
Switzerland	2,016	70	3.47%	4,014	208	5.18%	2,416	113	4.68%

Foreign	95,083	7,292	7.67%	119,418	8,307	6.96%	172,673	8,552	4.95%

Short-term borrowings
Switzerland	1,524	11	0.72%	64	1	1.56%	28	1	3.57%

Foreign	8,872	236	2.66%	13,861	497	3.59%	27,537	970	3.52%

Long-term debt
Switzerland	16,283	403	2.47%	10,893	349	3.20%	10,245	336	3.28%

Foreign	154,940	4,633	2.99%	156,737	4,571	2.92%	157,382	4,400	2.80%

Other interest-bearing liabilities
Switzerland	2,545	9	0.35%	2,914	12	0.41%	0	0	–

Foreign	117,711	511	0.43%	115,151	2,572	2.23%	53,344	2,673	5.01%

Interest-bearing liabilities	940,864	18,397	1.96%	1,156,231	39,403	3.41%	1,217,003	54,108	4.45%

Non-interest-bearing liabilities	239,938			247,053			228,428

Total liabilities	1,180,802			1,403,284			1,445,431

Shareholders' equity	36,710			38,879			43,132

Total liabilities and shareholders' equity	1,217,512			1,442,163			1,488,563

Percentage of liabilities attributable to foreign activities	85.77%			87.85%			89.37%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread

	2009		2008		2007

in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %

Net interest income and interest rate spread

Switzerland	2,446	1.80	2,380	1.50	2,600	1.70

Foreign	4,445	0.50	6,156	0.60	5,842	0.30

Total net	6,891	0.70	8,536	0.70	8,442	0.60

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

Selected margin information

in	2009	2008	2007

Selected margin information (average rate in %)

Switzerland	1.69	1.58	1.80

Foreign	0.56	0.61	0.52

Net interest margin	0.73	0.74	0.67

The US Federal Reserve sets the federal funds rate, which since December 2008 and through the end of 2009 has been at a target band of 0.00% to 0.25%, an all-time low.
The Swiss National Bank sets a target range for three-month Swiss franc London Interbank Offered Rate. This benchmark was 0.00% to 1.00% at the beginning of 2009 and remained at this level until March, when it was lowered 25 basis points to 0.00% to 0.75%, which held to the end of 2009.

The European Central Bank changed its basis for its main refinancing operations to fixed rate tenders in October 2008, and this rate was 2.50% at the beginning of 2009. This decreased 50 basis points in both January and March to reach 1.50%. It was lowered a further 25 basis points in both April and May to reach 1.00%, where it remained until the end of 2009.

The Bank of England benchmark bank rate was 2.00% at the beginning of 2009 and was lowered 50 basis points in both January and February to reach 1.00%. It was lowered a further 50 basis points in March to reach 0.50%, where it remained until the end of 2009.

Analysis of changes in net interest income

	2009 vs 2008			2008 vs 2007

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Assets (CHF million)

Cash and due from banks
Switzerland	(32)	2	(30)	(5)	9	4

Foreign	372	(1,379)	(1,007)	536	(120)	416

Interest-bearing deposits with banks
Switzerland	0	0	0	(1)	0	(1)

Foreign	(88)	(23)	(111)	(32)	(2)	(34)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(101)	(31)	(132)	(26)	(23)	(49)

Foreign	(4,312)	(6,011)	(10,323)	(1,510)	(7,379)	(8,889)

Trading assets
Switzerland	(71)	9	(62)	(4)	18	14

Foreign	(4,608)	(209)	(4,817)	(4,878)	103	(4,775)

Investment securities
Switzerland	17	(29)	(12)	9	(11)	(2)

Foreign	(97)	(287)	(384)	(162)	60	(102)

Loans
Switzerland	(57)	(1,346)	(1,403)	135	(61)	74

Foreign	140	(1,450)	(1,310)	566	(658)	(92)

Other interest-earning assets
Switzerland	6	(23)	(17)	44	(23)	21

Foreign	(570)	(2,473)	(3,043)	31	(1,227)	(1,196)

Interest-earning assets
Switzerland	(238)	(1,418)	(1,656)	152	(91)	61

Foreign	(9,163)	(11,832)	(20,995)	(5,449)	(9,223)	(14,672)

Change in interest income	(9,401)	(13,250)	(22,651)	(5,297)	(9,314)	(14,611)

Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income

	2009 vs 2008			2008 vs 2007

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Liabilities (CHF million)

Deposits of banks
Switzerland	9	(86)	(77)	(49)	(17)	(66)

Foreign	(794)	(444)	(1,238)	(1,486)	(724)	(2,210)

Deposits of non-banks
Switzerland	244	(1,343)	(1,099)	8	126	134

Foreign	(1,393)	(3,588)	(4,981)	(425)	(2,999)	(3,424)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(433)	(36)	(469)	188	(95)	93

Foreign	(4,381)	(5,409)	(9,790)	(884)	(7,820)	(8,704)

Trading liabilities
Switzerland	(103)	(35)	(138)	75	20	95

Foreign	(1,694)	679	(1,015)	(2,636)	2,391	(245)

Short-term borrowings
Switzerland	23	(13)	10	1	(1)	0

Foreign	(179)	(82)	(261)	(481)	8	(473)

Long-term debt
Switzerland	172	(118)	54	21	(8)	13

Foreign	(52)	114	62	(18)	189	171

Other interest-bearing liabilities
Switzerland	(2)	(1)	(3)	0	12	12

Foreign	57	(2,118)	(2,061)	3,097	(3,198)	(101)

Interest-bearing liabilities
Switzerland	(90)	(1,632)	(1,722)	244	37	281

Foreign	(8,436)	(10,848)	(19,284)	(2,833)	(12,153)	(14,986)

Change in interest expense	(8,526)	(12,480)	(21,006)	(2,589)	(12,116)	(14,705)

Change in interest income
Switzerland	(148)	214	66	(92)	(128)	(220)

Foreign	(727)	(984)	(1,711)	(2,616)	2,930	314

Total change in net interest income	(875)	(770)	(1,645)	(2,708)	2,802	94

Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments

end of	2009	2008		2007

Carrying value of financial investments (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	305	344		331

Debt securities issued by foreign governments	9,403	11,677		14,044

Corporate debt securities	989	1,375		848

Collateralized debt obligations	340	–		–

Other debt securities	88	326	[1]	289	[1]

Total debt securities	11,125	13,722		15,512

As of December 31, 2009, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
1 Includes collateralized debt obligations.

Maturities and weighted-average yields of debt securities included in financial investments

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

end of 2009	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %

Debt securities

Debt securities issued by the Swiss federal, cantonal or local governmental entities	80	2.59	105	3.00	74	2.97	32	3.22	291	2.90

Debt securities issued by foreign governments	1,880	2.01	5,982	3.38	1,249	3.45	17	0.64	9,128	3.10

Corporate debt securities	361	2.25	320	2.43	284	2.92	10	3.16	975	2.51

Collateralized debt obligations	36	3.10	167	2.66	52	3.00	66	2.40	321	2.71

Other debt securities	32	5.99	0	–	0	–	56	8.46	88	7.57

Total debt securities	2,389	2.13	6,574	3.31	1,659	3.33	181	4.30	10,803	3.07

Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio

end of	2009	2008	2007	2006	2005

Loan portfolio (CHF million, except where indicated)

Banks	95	1	1	24	1,801

Commercial	43,893	44,370	44,137	42,858	42,830

Consumer	89,045	86,911	86,220	82,768	81,894

Public authorities	1,036	1,092	1,283	1,263	3,481

Lease financings	2,620	2,532	2,508	2,750	2,501

Switzerland	136,689	134,906	134,149	129,663	132,507

Banks	7,836	8,440	9,638	8,940	8,555

Commercial	69,036	70,384	73,060	51,695	42,470

Consumer	19,765	20,116	21,508	17,562	22,674

Public authorities	4,161	2,319	2,563	905	1,026

Lease financings	1,113	1,298	870	838	616

Foreign	101,911	102,557	107,639	79,940	75,341

Total loans, gross	238,600	237,463	241,788	209,603	207,848

Deferred expenses, net	(25)	(27)	(20)	8	64

Allowance for loan losses	(1,395)	(1,639)	(1,234)	(1,484)	(2,241)

Total loans, net	237,180	235,797	240,534	208,127	205,671

Percentage of allowance for loan losses	0.6%	0.7%	0.5%	0.7%	1.1%

end of	2009	2008

Loan portfolio by industry (CHF million)

Financial services	31,776	25,104

Real estate companies	24,556	23,177

Other services	16,206	19,449

Manufacturing	10,061	11,834

Wholesale and retail trade	6,061	7,193

Construction	2,336	2,709

Transportation	9,229	7,304

Health and social services	1,290	1,476

Hotels and restaurants	1,147	1,139

Agriculture and mining	7,622	12,417

Telecommunications	2,385	2,611

Non-profit and international organizations	260	341

Commercial	112,929	114,754

Car leasing	913	846

Real estate leasing	502	528

Leasing of capital goods	2,318	2,456

Lease financings	3,733	3,830

Banks	7,931	8,441

Consumers	108,810	107,027

Public authorities	5,197	3,411

Total loans, gross	238,600	237,463

Deferred expenses, net	(25)	(27)

Allowance for loan losses	(1,395)	(1,639)

Total loans, net	237,180	235,797

Details of the loan portfolio by time remaining until contractual maturity by category

end of 2009	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total

Loan portfolio (CHF million)

Banks	18	76	1	0		0		95

Commercial	23,850	10,787	4,345	3,852		1,059		43,893

Consumer	30,580	42,566	9,992	5,907		0		89,045

Public authorities	321	464	200	51		0		1,036

Lease financings	226	581	1	0		1,812		2,620

Switzerland	54,995	54,474	14,539	9,810		2,871		136,689

Banks	1,423	2,040	4,373	0		0		7,836

Commercial	33,152	12,053	18,367	1,462		4,002		69,036

Consumer	8,317	9,181	1,032	1,235		0		19,765

Public authorities	2,990	679	144	0		348		4,161

Lease financings	0	51	54	157		851		1,113

Foreign	45,882	24,004	23,970	2,854		5,201		101,911

Total loans, gross	100,877	78,478	38,509	12,664		8,072		238,600

of which fixed rate	60,124	62,907	20,612	0		5,352		148,995

of which variable rate	40,753	15,571	17,897	12,664		2,720		89,605

Deferred expenses, net								(25)

Allowance for loan losses								(1,395)

Total loans, net								237,180

1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement. 2 Self-amortizing loans includes loans with monthly interest and principal payments, primarily in lease financings.

Non-performing loans

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2009	2008	2007	2006	2005	2009	2008	2009	2008

Non-performing loans (CHF million)

Switzerland	518	607	657	790	1,009	16	30	20	5

Foreign	779	1,029	316	257	314	40	27	12	6

Non-performing loans [1]	1,297	1,636	973	1,047	1,323	56	57	32	11

Switzerland	186	242	343	522	760	18	20	0	0

Foreign	150	34	34	23	85	3	7	0	0

Non-interest-earning loans [1]	336	276	377	545	845	21	27	0	0

Total non-performing and non-interest-earning loans	1,633	1,912	1,350	1,592	2,168	77	84	32	11

1 For a definition of these terms, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

end of	2009	2008	2007	2006	2005

Potential problem loans (CHF million)

Switzerland	277	265	309	372	700

Foreign	381	538	238	145	374

Total potential problem loans	658	803	547	517	1,074

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2009	2008	2007	2006	2005	2009	2008	2009	2008

Restructured loans (CHF million)

Switzerland	0	2	7	22	21	0	0	0	0

Foreign	6	8	42	0	56	0	0	1	1

Total restructured loans	6	10	49	22	77	0	0	1	1

Cross-border outstandings

end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total

2009 (CHF million)

United States	16,244	54,625	8,264	79,133	68,373	67,542	215,048

United Kingdom	9,159	5,329	101	14,589	1,624	34,638	50,851

Germany	15,332	12,173	13,254	40,759	736	3,954	45,449

Japan	3,844	2,247	2,446	8,537	8,059	10,693	27,289

France	7,819	11,295	4,067	23,181	22	3,524	26,727

Cayman Islands	1,170	16,672	0	17,842	617	474	18,933

The Netherlands	3,537	10,692	2,691	16,920	0	1,848	18,768

Luxembourg	2,230	12,272	1,498	16,000	0	553	16,553

Spain	7,231	2,280	1,879	11,390	313	1,830	13,533

Italy	2,141	2,414	5,797	10,352	282	592	11,226

Ireland	5,483	5,089	37	10,609	0	191	10,800

Brazil	1,074	2,424	1,474	4,972	4,814	412	10,198

South Korea	1,139	2,776	167	4,082	4,868	146	9,096

Canada	1,785	3,301	2,762	7,848	0	1,228	9,076

2008 (CHF million)

United States	12,072	85,488	6,614	104,174	27,846	62,859	194,879

Luxembourg	1,906	12,096	355	14,357	27,847	967	43,171

France	14,893	10,775	4,724	30,392	0	8,609	39,001

Germany	12,764	11,664	9,545	33,973	745	3,958	38,676

Cayman Islands	1,717	28,507	32	30,256	533	2,657	33,446

United Kingdom	7,411	4,729	88	12,228	0	18,868	31,096

The Netherlands	5,985	12,089	8,969	27,043	0	2,162	29,205

Japan	5,465	3,369	1,355	10,189	3,287	5,097	18,573

Spain	5,186	3,412	2,624	11,222	0	2,047	13,269

Ireland	3,686	8,466	48	12,200	0	231	12,431

Italy	2,037	2,717	6,679	11,433	486	427	12,346

South Korea	1,007	2,683	167	3,857	5,220	177	9,254

2007 (CHF million)

United States	24,794	61,718	5,302	91,814	53,498	104,634	249,946

Germany	26,995	17,108	12,372	56,475	555	5,288	62,318

France	21,816	14,241	10,668	46,725	0	13,449	60,174

Cayman Islands	1,225	38,335	0	39,560	0	1,639	41,199

United Kingdom	11,695	8,297	10	20,002	0	19,924	39,926

The Netherlands	9,778	14,634	4,303	28,715	85	1,181	29,981

Japan	4,570	6,757	4,106	15,433	0	9,346	24,779

Italy	5,520	7,543	9,115	22,178	0	807	22,985

Luxembourg	4,269	10,494	468	15,231	0	4,012	19,243

Ireland	3,515	13,258	157	16,930	0	822	17,752

Russia	2,860	12,729	96	15,685	24	307	16,016

Spain	3,918	6,979	3,869	14,766	202	962	15,930

Belgium	8,910	1,328	3,123	13,361	0	473	13,834

South Korea	2,473	4,540	37	7,050	4,502	188	11,740

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

Movements in the allowance for loan losses

	2009	2008	2007	2006	2005

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	1,639	1,234	1,484	2,241	3,038

Change in accounting	0	0	(61)	0	0

Discontinued operations	0	0	0	(51)	0

Discontinued operations/change in scope of consolidation	0	0	(61)	(51)	0

Switzerland	85	23	(35)	(46)	(104)

Foreign	230	562	75	(82)	(30)

Net movements recognized in the consolidated statements of operations	315	585	40	(128)	(134)

Banks	0	0	0	0	0

Commercial	(63)	(108)	(155)	(256)	(515)

Consumer	(80)	(64)	(87)	(140)	(140)

Public authorities	0	0	0	(1)	(3)

Lease financings	(8)	(6)	(7)	(9)	(10)

Switzerland	(151)	(178)	(249)	(406)	(668)

Commercial	(503)	(48)	(42)	(318)	(269)

Consumer	(20)	(4)	(4)	(7)	(8)

Foreign	(523)	(52)	(46)	(325)	(299)

Gross write-offs	(674)	(230)	(295)	(731)	(967)

Commercial	18	31	18	24	27

Consumer	23	20	20	7	2

Lease financings	1	1	1	0	0

Switzerland	42	52	39	31	29

Banks	0	0	0	0	2

Commercial	21	33	36	110	102

Consumer	0	4	15	0	3

Lease financings	0	0	3	0	0

Foreign	21	37	54	110	107

Recoveries	63	89	93	141	136

Net write-offs	(611)	(141)	(202)	(590)	(831)

Provisions for interest	43	19	1	48	67

Foreign currency translation impact and other adjustments, net	9	(58)	(28)	(36)	101

Balance at end of period	1,395	1,639	1,234	1,484	2,241

Average loan balance	241,892	239,803	223,542	199,870	196,593

Ratio of net write-offs to average loans	0.25%	0.06%	0.09%	0.30%	0.42%

Prior years not adjusted for discontinued operations.

Analysis of the allowance for loan losses by Switzerland, foreign and category

	2009		2008		2007		2006		2005

end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Banks	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%

Commercial	445	0.2%	489	0.2%	597	0.2%	806	0.4%	1,091	0.5%

Consumer	215	0.1%	219	0.1%	235	0.1%	287	0.1%	418	0.2%

Public authorities	0	0.0%	0	0.0%	0	0.0%	1	0.0%	4	0.0%

Lease financings	25	0.0%	25	0.0%	20	0.0%	26	0.0%	37	0.0%

Switzerland	685	0.3%	733	0.3%	852	0.4%	1,120	0.5%	1,550	0.8%

Banks	47	0.0%	7	0.0%	7	0.0%	7	0.0%	10	0.0%

Commercial	549	0.2%	814	0.3%	347	0.1%	329	0.2%	628	0.3%

Consumer	97	0.0%	69	0.0%	12	0.0%	13	0.0%	39	0.0%

Public authorities	6	0.0%	3	0.0%	6	0.0%	7	0.0%	6	0.0%

Lease financings	11	0.0%	13	0.0%	10	0.0%	8	0.0%	8	0.0%

Foreign	710	0.3%	906	0.4%	382	0.2%	364	0.2%	691	0.3%

Total allowance for loan losses	1,395	0.6%	1,639	0.7%	1,234	0.5%	1,484	0.7%	2,241	1.1%

of which on principal	1,235	0.5%	1,483	0.6%	1,082	0.4%	1,272	0.6%	1,917	0.9%

of which on interest	160	0.1%	156	0.1%	152	0.1%	212	0.1%	324	0.2%

Gross write-offs of loans by industry

in	2009	2008	2007	2006	2005

Allowance for loan losses (CHF million, except where indicated)

Financial services	274	30	15	2	80

Real estate companies	151	9	32	34	91

Other services	15	16	29	145	82

Manufacturing	41	33	61	137	150

Wholesale and retail trade	9	39	18	41	208

Construction	62	9	7	31	21

Transportation	4	3	5	113	42

Health and social services	0	7	12	3	9

Hotels and restaurants	4	5	7	13	39

Agriculture and mining	0	0	3	49	7

Telecommunications	6	5	6	2	55

Non-profit and international organizations	0	0	2	4	0

Commercial	566	156	197	574	784

Banks	0	0	0	0	0

Consumer	100	68	91	147	148

Public authorities	0	0	0	1	3

Lease financings	8	6	7	9	32

Total gross write-offs	674	230	295	731	967

Deposits in Switzerland and foreign offices

	2009			2008			2007

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Deposits (CHF million, except where indicated)

Non-interest-bearing demand	9,621	–	–	9,881	–	–	10,985	–	–

Interest-bearing demand	79,259	180	0.2%	48,861	499	1.0%	47,820	516	1.1%

Savings deposits	48,188	306	0.6%	38,814	381	1.0%	40,073	289	0.7%

Time deposits	31,294	303	1.0%	65,693	1,849	2.8%	65,555	2,224	3.4%

Switzerland	168,362	789	0.5%	163,249	2,729	1.7%	164,433	3,029	1.8%

Non-interest-bearing demand	2,546	–	–	2,541	–	–	2,051	–	–

Interest-bearing demand	20,206	64	0.3%	24,685	522	2.1%	25,935	784	3.0%

Savings deposits	43	0	–	39	0	–	38	0	–

Time deposits	144,780	2,117	1.5%	201,356	7,114	3.5%	249,401	12,118	4.9%

Foreign	167,575	2,181	1.3%	228,621	7,636	3.3%	277,425	12,902	4.7%

Total deposits	335,937	2,970	0.9%	391,870	10,365	2.6%	441,858	15,931	3.6%

Deposits by foreign depositors in Swiss offices amounted to CHF 55.4 billion, CHF 39.3 billion and CHF 47.8 billion as of December 31, 2009, 2008 and 2007, respectively.

Aggregate of individual time deposits in Switzerland and foreign offices

in 2009	Switzerland	Foreign	Total

Time deposits (CHF million)

3 months or less	–	1,499	1,499

Over 3 through 6 months	–	1,100	1,100

Over 6 through 12 months	–	4,558	4,558

Over 12 months	–	941	941

Certificates of deposit	–	8,098	8,098

3 months or less	21,516	90,842	112,358

Over 3 through 6 months	2,537	7,087	9,624

Over 6 through 12 months	1,800	4,562	6,362

Over 12 months	474	13,981	14,455

Other time deposits	26,327	116,472	142,799

Total time deposits	26,327	124,570	150,897

Balances shown are the CHF equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings

in	2009	2008	2007

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)

Outstanding as of December 31	191,687	243,370	300,381

Maximum amount outstanding at any month-end during the year	277,076	458,360	432,877

Approximate average amount outstanding during the year	218,120	353,731	364,557

Interest expense for the year ended December 31	2,261	12,521	21,132

Approximate weighted-average interest rate during the year	1.0%	3.5%	5.8%

Approximate weighted-average interest rate at year-end	1.8%	2.5%	4.9%

Commercial paper (CHF million)

Outstanding as of December 31	4,966	4,805	14,788

Maximum amount outstanding at any month-end during the year	5,708	10,534	21,334

Approximate average amount outstanding during the year	5,167	9,743	19,172

Interest expense for the year ended December 31	58	286	550

Approximate weighted-average interest rate during the year	1.1%	2.9%	2.9%

Approximate weighted-average interest rate at year-end	1.3%	3.6%	3.7%

Other short-term borrowings (CHF million)

Outstanding as of December 31	2,679	6,159	4,602

Maximum amount outstanding at any month-end during the year	6,984	6,160	14,065

Approximate average amount outstanding during the year	5,229	4,182	8,393

Interest expense for the year ended December 31	190	212	421

Approximate weighted-average interest rate during the year	3.6%	5.1%	5.0%

Approximate weighted-average interest rate at year-end	1.4%	0.7%	3.6%

The short-term borrowings of the Group’s operations consist of central bank funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 6 – Net interest income, 14 – Investment securities, 16 – Loans, 21 – Deposits, 22 – Long-term debt, 28 – Derivatives and hedging activities, 29 – Guarantees and commitments and 31 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.

The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2009, 2008 and 2007, the Bank had short-term borrowings of CHF 6.1 billion, CHF 10.2 billion and CHF 14.4 billion compared to short-term borrowings of CHF 7.6 billion, CHF 11.0 billion and CHF 19.4 billion at the Group. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2009, 2008 and 2007 were primarily related to >>commercial paper issued by Clariden Leu in Switzerland.

In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2009, the carrying value of the Group’s debt securities was CHF 11.1 billion compared to CHF 9.1 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local government entities, foreign governments and corporates held by Neue Aargauer Bank, principally for liquidity management purposes.

The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2009, 2008 and 2007, the Bank’s total loans were CHF 221.5 billion, CHF 220.4 billion and CHF 221.6 billion or 93.4%, 93.5% and 92.1% of the Group’s total loans of CHF 237.2 billion, CHF 235.8 billion and CHF 240.5 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2009 and December 31, 2008 principally related to Neue Aargauer Bank and Clariden Leu, primarily in the Swiss commercial and consumer segments, and as of December 31, 2007 principally related to loans of Neue Aargauer Bank and BANK-now. For additional information on the Bank’s loan portfolio and related allowances, refer to Note 16 – Loans in VII – Consolidated financial statements – Credit Suisse (Bank).

Ratio of earnings to fixed charges - Group

in	2009	2008		2007	2006	2005

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	8,077	(14,902)		13,740	14,319	7,342

Income from equity method investments	(56)	82		(196)	(124)	(286)

Pre-tax earnings/(loss) from continuing operations	8,021	(14,820)		13,544	14,195	7,056

Fixed charges:
Interest expense	18,397	39,403		54,108	43,699	29,195

Interest portion of rentals [1]	590	574		584	569	535

Preferred dividend requirements	131	60		0	0	0

Total fixed charges	19,118	40,037		54,692	44,268	29,730

Pre-tax earnings before fixed charges	27,139	25,217		68,236	58,463	36,786

Noncontrolling interests	(313)	(2,619)		4,738	3,630	1,948

Earnings before fixed charges and provision for income taxes	27,452	27,836		63,498	54,833	34,838

Ratio of earnings to fixed charges	1.44	0.70	[2]	1.16	1.24	1.17

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,201 million for the year ended December 31, 2008.

Ratio of earnings to fixed charges - Bank

in	2009	2008		2007	2006	2005	[1]

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	7,357	(15,839)		12,165	12,820	6,227

Income from equity method investments	(31)	98		(200)	(114)	(271)

Pre-tax earnings/(loss) from continuing operations	7,326	(15,741)		11,965	12,706	5,956

Fixed charges:
Interest expense	18,153	39,189		53,994	43,421	28,818

Interest portion of rentals [2]	557	543		551	551	520

Preferred dividend requirements	131	60		0	0	0

Total fixed charges	18,841	39,792		54,545	43,972	29,338

Pre-tax earnings before fixed charges	26,167	24,051		66,510	56,678	35,294

Noncontrolling interests	(697)	(3,379)		5,013	3,620	2,064

Earnings before fixed charges and provision for income taxes	26,864	27,430		61,497	53,058	33,230

Ratio of earnings to fixed charges	1.43	0.69	[3]	1.13	1.21	1.13

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

The Group accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceeds when such costs are probable and reasonably estimable.

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
Litigation relating to IPO allocation
Since January 2001, Credit Suisse Securities (USA) LLC (CSS LLC), one of its affiliates and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York (SDNY) concerning initial public offering (IPO) allocation practices. In April 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. In September 2008, a settlement in principle was reached between the plaintiffs and the underwriter and issuer defendants, and in October 2009, the SDNY issued an order granting final approval of the settlement. A notice of appeal has since been filed by certain members of the settlement class challenging the SDNY’s approval of the settlement.

Research-related litigation
Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices. Currently, one federal class action is pending. That case, pending in the US District Court for the District of Massachusetts, is brought on behalf of purchasers of shares of AOL Time Warner Inc. A motion for class certification was filed in this action in March 2007. In September 2008, the district court granted class certification; the US Court of Appeals for the First Circuit has declined to hear CSS LLC’s appeal of that decision. CSS LLC filed a motion for summary judgment in November 2008, which remains pending before the district court.

Enron-related litigation and inquiries
Numerous actions have been filed against CSS LLC and certain affiliates relating to Enron Corp. or its affiliates (Enron). In April 2002, CSS LLC and certain of its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas (Newby, et al. v. Enron, et al.)(Newby). The Newby action was filed by purchasers of Enron securities and alleges violations of the federal securities laws. In May 2003, the lead plaintiff in Newby filed an amended complaint that, among other things, named as defendants additional Credit Suisse entities, expanded the putative class to include purchasers of certain Enron-related securities and alleged additional violations of the federal securities laws. In June 2006, the Credit Suisse entities filed a motion for summary judgment to dismiss the action. In July 2006, the court certified a class in the action. The Credit Suisse entities and other defendants appealed this class certification decision to the US Court of Appeals for the Fifth Circuit (Fifth Circuit), and oral argument was held in February 2007. In a decision in March 2007, the Fifth Circuit reversed the class certification decision, rejected plaintiffs’ scheme liability theory and remanded the matter back to the district court “for further proceedings as appropriate.” In light of this decision, the district court stayed all proceedings in this matter while the plaintiffs pursued a petition for writ of certiorari in the US Supreme Court. In January 2008, the US Supreme Court denied plaintiffs’ certiorari petition, and thus left standing the Fifth Circuit’s ruling and remanded the case to the district court. In February 2008, the district court ordered the parties to file supplemental briefs on the pending summary judgment motions, addressing the impact of the Fifth Circuit’s ruling and of a recent decision by the US Supreme Court in a similar but unrelated case in which the US Supreme Court also rejected plaintiffs’ scheme liability theory. The last of these supplemental briefs was submitted in June 2008. In January 2009, two plaintiffs in the Newby action moved for leave to amend the Newby complaint to add Texas state law claims on behalf of only those two plaintiffs against affiliates of CSS LLC and other defendants. In March 2009, the district court granted summary judgment in favor of all Credit Suisse entities, dismissing all pending claims and denying plaintiffs’ motion to amend the putative class action complaint, and ordered that certain motions then pending, including the motion for leave to amend the Newby complaint, were rendered moot. In December 2009, the district court entered an order and final judgment dismissing with prejudice all claims against all remaining defendants in the Newby case.

Three actions filed against CSS LLC and/or certain of its affiliates and other parties that were consolidated or coordinated with the Newby action remain pending; all other coordinated and consolidated cases in which CSS LLC and/or certain of its affiliates were named as defendants have been dismissed and/or settled. The proceedings in all three of these pending cases were stayed by the district court pending resolution of the summary judgment motions in the Newby action. In two of these remaining cases, CSS LLC and its affiliates have moved to dismiss the complaints. Those motions are fully briefed and await decision. In the third remaining case, an amended complaint was filed in September 2006, but no motion to dismiss has yet been filed; counsel for plaintiffs in that case have indicated that they will be moving to further amend their complaint in light of the Supreme Court’s ruling in the Stoneridge case, but no such motion has been filed.

NCFE-related litigation
Since February 2003, lawsuits have been filed against CSS LLC and certain affiliates with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio (SDO) and are known as the MDL cases, investors in NCFE’s bonds and preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bond issuances, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws. CSS LLC and its affiliates filed motions to dismiss these cases. In December 2007, the SDO denied, in large part, CSS LLC’s and its affiliates’ motions to dismiss, allowing most of the investor claims to proceed. In February 2009, CSS LLC and its affiliates filed motions for summary judgment seeking to dismiss the bond investors’ remaining claims, and certain of the bond investors filed summary judgment motions seeking judgment on certain of their claims. In June 2009, one of the bond investors agreed to settle its lawsuit against CSS LLC and its affiliates. In November 2009, the SDO heard oral argument on the summary judgment motions.

In addition, in November 2004, the trust created through NCFE’s confirmed bankruptcy plan commenced two actions against CSS LLC and certain affiliates. The trust filed an action in the SDO asserting common law claims similar to those asserted in the MDL cases against several of the same defendants, and it also alleged statutory claims under the Ohio Corrupt Practices Act, claims for professional negligence and claims under the US Bankruptcy Code. CSS LLC and its affiliates filed a motion to dismiss that action in March 2005. In March 2009, the SDO issued a decision in large part denying that motion. In May 2009, CSS LLC and its affiliates moved for summary judgment, and the SDO heard oral argument on that motion in November 2009. The trust also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by CSS LLC and its affiliates in NCFE’s bankruptcy and seeking disgorgement of amounts previously distributed to CSS LLC and its affiliates under the bankruptcy plan. CSS LLC and its affiliates have answered that complaint.

Refco-related litigation
In October 2005, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in several federal class action lawsuits filed in the SDNY relating to Refco, Inc (Refco). The actions allege violations of the disclosure requirements of the federal securities laws in connection with a Refco notes offering in August 2004 and Refco’s IPO in August 2005. The actions have been consolidated into the matter In re Refco, Inc. Securities Litigation. In July 2006, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims related to the Refco notes offering in 2004. The SDNY subsequently granted that motion and dismissed those claims. In December 2007, the plaintiffs filed an amended complaint in which they named additional defendants and again alleged, against CSS LLC and others, violations of the disclosure requirements of the federal securities laws in connection with the August 2004 notes offering and the August 2005 IPO. In February 2008, CSS LLC and certain other defendants moved to dismiss portions of the amended complaint. In August 2008, the SDNY granted that motion to dismiss. In September 2008, CSS LLC and certain other defendants filed an answer to the remaining claims in the amended complaint.

In August 2007, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in a lawsuit filed in Illinois state court on behalf of the estate of Refco Inc. and certain of its affiliates. The lawsuit asserts claims against CSS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. The lawsuit also asserts claims against CSS LLC for professional malpractice and negligent misrepresentation in connection with CSS LLC’s role as a financial advisor to Refco. CSS LLC and certain other defendants removed this action to Illinois federal district court and the case has now been transferred (by the Judicial Panel on Multi-District Litigation) to the SDNY. In May 2008, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims. In April 2009, the SDNY granted CSS LLC’s and other defendants’ motion to dismiss. In December 2009, following an appeal by the plaintiffs to the US Court of Appeals for the Second Circuit (Second Circuit), the Second Circuit certified certain questions of law to the New York Court of Appeals. The Second Circuit will resume consideration of plaintiffs’ appeal after disposition of certification by the New York Court of Appeals.

In March 2008, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in an action filed in New York state court by the Joint Official Liquidators of various Sphinx Funds and the trustee of the Sphinx Trust. The lawsuit asserts claims against CS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and Refco’s August 2005 IPO, aiding and abetting fraud, and interference with contract/prospective contract. CS LLC and certain other defendants have removed the action to the SDNY. In November 2008, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims, which remains pending.

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

Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US Federal Court in Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided for all four developments, which are now in bankruptcy or foreclosure. The complaint generally alleges that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. The claims include Racketeer Influenced and Corrupt Organizations (RICO), fraud, negligent misrepresentation, breach of fiduciary duty, tortious interference and conspiracy, among others. The complaint demands USD 24 billion in damages (USD 8 billion tripled under the RICO statute). An amended complaint was filed January 25, 2010, adding six new homeowner plaintiffs in the same four real estate developments. A response to the amended complaint is due March 29, 2010. Credit Suisse believes the amount demanded in the claim is baseless and that the lawsuit is without merit and intends to defend itself vigorously.

Huntsman litigation
Huntsman Corporation (Huntsman) sued CSS LLC, along with another lender, in Texas state court alleging tortious interference in connection with the merger agreement between Hexion Specialty Chemicals and Huntsman and a prior merger agreement between Huntsman and Basell that was terminated in favor of the Hexion deal. Huntsman has also asserted causes of action for fraud, negligent misrepresentation and civil conspiracy. In June 2009, CSS LLC and the other lender entered into a settlement agreement with Huntsman to end the litigation among the parties. CSS LLC and the other lender each paid Huntsman USD 316 million in cash and provided USD 550 million of senior debt financing to a subsidiary of Huntsman, to be repaid over seven years.

Auction Rate Securities
CSS LLC is responding to a number of customer demands and defending against litigation and FINRA arbitrations relating to the sale of certain >>auction rate securities (ARS).
In February 2008, ST Microelectronics (ST) brought a FINRA arbitration against CSS LLC concerning the purchase and sale of USD 415 million notional amount of ARS. The brokers of record for ST, who are no longer employed by CSS LLC, have since been criminally convicted. In February 2009, the FINRA arbitration panel awarded ST USD 406 million in damages in exchange for CSS LLC taking possession of the ARS. ST subsequently filed an action in the SDNY to confirm this award, which on March 23, 2010 was granted. CSS LLC disagrees with the decision and is evaluating an appeal. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York against CSS LLC and the Group alleging violations of the federal securities laws and various common law causes of action relating to this ARS portfolio. The Credit Suisse entities moved to dismiss that action. On March 16, 2010, ST moved to file an amended complaint.

In October 2009, Roche International Ltd. filed an action in the SDNY against the Group alleging violations of the federal securities laws and various common law causes of action relating to its ARS portfolio. In January 2010, the parties entered into a settlement agreement, covered by existing litigation reserves, pursuant to which CSS LLC agreed to repurchase the remaining ARS in the portfolio.

In September 2008, CSS LLC, along with many other Wall Street firms, agreed to a settlement in principle with the New York Attorney General and the North American Securities Administrators Association Task Force whereby Credit Suisse agreed to repurchase up to USD 550 million par value of ARS from individual customers.

ADR litigation
A putative class action was filed on April 21, 2008 in the SDNY against the Group and certain executives by certain purchasers of >>American Depositary Receipts (ADRs) and shares alleging violations of Sections 10 and 20 of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Plaintiffs in this action allege that Credit Suisse’s stock price was artificially inflated as a result of allegedly misleading disclosures relating to the company’s business and financial results. A second putative class action complaint making similar allegations was filed in May 2008. These actions were consolidated in an amended complaint against the Group and certain executives in October 2008. In December 2008, the Group and defendant executives filed a motion to dismiss the amended complaint. In October 2009, the SDNY issued a decision dismissing the case for lack of subject matter jurisdiction. In November 2009, plaintiffs filed a motion for leave to amend their complaint, and the Group and defendant executives opposed that motion. On February 11, 2010, the SDNY denied in part and granted in part plaintiffs’ motion. The SDNY found that the US purchaser plaintiffs could proceed with their proposed amended claims but that the foreign purchaser plaintiffs could not. On March 10, 2010, the US purchaser plaintiffs filed their second amended complaint.

US economic sanctions matter
In December 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the US Department of Justice, the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and the Office of Foreign Assets Control (OFAC) of their investigation into US dollar payments during the period April 2002 to 2007 involving parties that are subject to US economic sanctions. As part of the settlement, the Bank entered into deferred prosecution agreements and an agreement with OFAC and agreed to pay a total of USD 536 million, for which reserves were recorded in 2009. The Bank has taken a series of actions designed to prevent practices of this type from occurring in the future, including: (i) the termination of business with all OFAC-sanctioned parties by 2007, a process largely completed in 2006, including closing our representative office in Tehran; (ii) enhancing our global compliance program, including appointing a global sanctions compliance officer, establishing competency centers and designating individuals responsible for coordinating and monitoring compliance with sanctions programs and enhancing our global policies, procedures and employee training programs, which will continue to be regularly reviewed for effectiveness; and (iii) implementing enhanced sanctions filters screening designed to cover incoming and outgoing transactions. The Group has received a request for information from the SEC regarding activities involving certain sanctioned countries. The Group is cooperating with such request.

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

Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis can be affected by increases in interest rates or credit spreads, the availability of credit or the perception among market participants that we are experiencing greater liquidity risk. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. In 2009, access to the debt capital markets and secured lending markets normalized for those financial institutions, including Credit Suisse, that emerged from the financial crisis in a relatively strong position. Nevertheless, the costs of increased liquidity have increased, and we expect to incur additional costs as a result of regulatory requirements for increased liquidity.

If we are unable to raise needed funds in the capital markets, we may need to liquidate unencumbered assets to meet our liabilities. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.

Our businesses rely significantly on our deposit base for funding
Our businesses benefit from short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue. In that case, our liquidity position could be adversely affected and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses.

Changes in our ratings may adversely affect our business
Reductions in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain our customers. Ratings are assigned by rating agencies, which may reduce, indicate their intention to reduce or withdraw the ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms that pose systemic risk would receive government or central bank support in a financial or credit crisis.

Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we reduced our balance sheet and accelerated the implementation of our client-focused, capital-efficient strategy in 2009, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the >>fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and may in the future cause, a significant decline in our net revenues.

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Although global economic conditions improved significantly in 2009, our financial condition and results of operations could be materially adversely affected if these conditions stagnate or worsen.

Adverse market and economic conditions have created a challenging operating environment for financial services companies. In particular, the impact of interest and foreign currency exchange rates, the risk of geopolitical events and fluctuations in commodity prices have affected financial markets and the economy. In recent years, movements in interest rates have affected our net interest income and the value of our trading and non-trading fixed income portfolios, and movements in equity markets have affected the value of our trading and non-trading equity portfolios.

Adverse market or economic conditions, including the inability to obtain credit or its cost, may reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, may adversely affect our financial advisory and underwriting fees. Such conditions may adversely affect the types and volumes of securities trades that we execute for customers and may adversely affect the net revenues we receive from commissions and spreads.

Unfavorable market or economic conditions affected our Private Banking and Asset Management businesses in 2009 by reducing sales of our investment products and the volume of our Asset Management activities and the commission and fee income that is based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. In light of the recent dislocation in the financial and credit markets, there has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our Asset Management and Wealth Management Clients results of operations have been and could continue to be adversely affected as long as this continues.

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

Future terrorist attacks, military conflicts, economic or political sanctions, disease pandemics or natural disasters could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results.

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial properties. We also securitize and trade in residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including >>residential mortgage-backed securities. In light of the dislocation in the credit and financial markets and deteriorating economic conditions in 2008, we ceased originating commercial and residential mortgage loans and reduced our origination capacity in complex real estate-related structured products in Investment Banking. Our ongoing real estate businesses and risk exposures in businesses we have exited could continue to be adversely affected by the downturn in real estate markets, other sectors and the economy as a whole.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses in our Private Banking and Investment Banking businesses, which may have sizeable loans to and securities holdings in certain customers or industries. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues.

We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business we may be subject to risk concentration with a particular counterparty. Following the historic dislocation in the credit and financial markets and crisis in confidence in 2008, we, like other financial institutions, continue to adapt our practices and operations in consultation with our regulators to better address an evolving understanding of our exposure to, and management of, systemic risk and risk concentration to financial institutions. Regulators continue to focus on these risks, and there are numerous regulatory and government proposals, and significant ongoing regulatory uncertainty, about how best to address them. There can be no assurance that the changes in our and industry operations, practices and regulation will be effective in managing this risk. For further information, refer to I – Information on the company – Regulation and supervision.

Risk concentration may cause us to suffer losses even when economic and market conditions are generally favorable for others in our industry.
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

Market risk may increase the other risks that we face
In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In conjunction with a market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit and counterparty risk exposure to them.

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

As a result of our use of swaps and other >>derivatives, our credit exposures have increased, and may continue to increase, in amount and duration. In addition, we have experienced in the past, and may in the future experience, pressure to assume longer-term credit risk, extend credit against less liquid collateral and price derivative instruments more aggressively based on the credit risks that we take due to competitive factors. Our investments in, or loans to, hedge funds are an additional source of credit exposure. We expect our capital and liquidity requirements, and those of the financial services industry, to increase as a result of these risks.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns, or even rumors, about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about, defaults by and failures of many financial institutions continued in 2009 and could continue to lead to losses or defaults by financial institutions and financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Our credit risk exposure will also increase if the collateral we hold cannot be realized upon or can only be liquidated at prices insufficient to cover the full amount of exposure.

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

Our estimates and valuations rely on models and processes to predict economic conditions and market or other events that might affect the ability of counterparties to perform their obligations to us or impact the value of assets. To the extent our models and processes become less predictive due to unforeseen market conditions, illiquidity or volatility, our ability to make accurate estimates and valuations could be adversely affected.

Risks relating to off-balance sheet entities
We enter into transactions with special purpose entities (SPEs) in our normal course of business, and certain SPEs with which we transact business are not consolidated and their assets and liabilities are off-balance sheet. The accounting requirements for consolidation, initially and if certain events occur that require us to reassess whether consolidation is required, can require the exercise of significant management judgment. Accounting standards relating to consolidation, or their interpretation, have changed and may continue to change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital and leverage ratios. For information on our transactions with and commitments to SPEs, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and contractual obligations – Off-balance sheet and Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group.

Cross-border and foreign exchange risk
Cross-border risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises, monetary controls or other factors, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.

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

Operational risk
We are exposed to a wide variety of operational risks, particularly information technology risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology and the telecommunications infrastructure, including the infrastructure supporting our businesses and/or the areas where our businesses or third-party suppliers are situated. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. If any of these systems does not operate properly or is disabled, including as a result of terrorist attacks or other unforeseeable events, we could suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage.

We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or in transactions not being properly recorded or accounted for. Our business depends on our ability to process a large volume of diverse and complex transactions, including derivatives transactions, which have increased in volume and complexity and which are not always confirmed on a timely basis. Our businesses also rely on the secure processing, storage and transmission of confidential and other information.

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

Risk management
We have risk management procedures and policies designed to manage our risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. We continue to adapt our risk management techniques, in particular >>value-at-risk, which relies on historical data, to reflect changes in the financial and credit markets. No risk management procedures can anticipate every market development or event, and our risk management procedures and hedging strategies, and the judgments behind them, may not fully mitigate our risk exposure in all markets or against all types of risk. For information on our risk management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Legal and regulatory risks
Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing.

We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period. For information relating to these and other legal and regulatory proceedings involving our Investment Banking and other businesses, refer to IX – Additional information – Legal proceedings.

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

Failure to comply with extensive regulation of our businesses may subject us to significant penalties and may seriously harm our reputation
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, Europe, the US and other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex and, in recent years, penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. These regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements, and restrictions on the businesses in which we may operate or invest. In recent years, a major focus of international policy and regulation has been on the Foreign Corrupt Practices Act and on combating money laundering and terrorist financing.

In 2009, regulators and governments continued their focus on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk. We expect to face increased regulation and regulatory scrutiny and enforcement in the financial services industry, and we expect such increased regulation to increase our costs and affect our ability to conduct certain businesses. Our primary regulator in Switzerland, the Swiss Financial Market Supervisory Authority (FINMA), has imposed additional capital requirements and capital adequacy ratios and leverage capital requirements that we must comply with by the year 2013. We expect the financial services industry, including Credit Suisse, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2010.

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

Changes in laws, rules or regulations, or in their interpretation or enforcement, may adversely affect our results of operations, and regulators may impose additional capital requirements on our regulated subsidiaries.

For a description of our regulatory regime and capital requirements and a summary of some of the significant regulatory and government reform proposals affecting the financial services industry, refer to I – Information on the company – Regulation and supervision.

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

Competition
We face intense competition
We face intense competition in all financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, is increasing competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their businesses. In addition, current market conditions have had a fundamental impact on client demand for products and services. Although we expect the increasing consolidation and changes in our industry to offer opportunities, we can give no assurance that our results of operations will not be adversely affected.

Our competitive position could be harmed if our reputation is damaged
In the highly competitive environment arising from globalization and convergence in the financial services industry, a reputation for financial strength and integrity is critical to our performance, including our ability to attract and maintain clients and employees. Our reputation could be harmed if our comprehensive procedures and controls fail, or appear to fail, to address conflicts of interest, prevent employee misconduct, produce materially accurate and complete financial and other information or prevent adverse legal or regulatory actions. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Reputational risk.

We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. We implemented a new compensation structure for senior employees for 2009. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees.

We face competition from new trading technologies
Our Private Banking, Investment Banking and Asset Management businesses face competitive challenges from new trading technologies, which may adversely affect our commission and trading revenues, exclude our businesses from certain transaction flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We have made, and may continue to be required to make, significant additional expenditures to develop and support new trading systems or otherwise invest in technology to maintain our competitive position.

Risks relating to our strategy
Risk from financial services businesses that we acquire or joint ventures we undertake
Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquisition may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses.

In addition, in recent years we have undertaken a number of new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.

Other information
Exchange controls
There are no restrictions presently in force under our Articles of Association or Swiss law that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote its securities freely. The Swiss federal government may from time to time impose sanctions, including exchange control restrictions, on particular countries, regimes, organizations or persons. A current list, in German, of such sanctions can be found at www.seco-admin.ch. Other than these sanctions, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including, but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.

American Depositary Shares
Under Swiss law, holders of >>American Depositary Shares (ADS) are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADSs are issued. For further information relating to our ADSs, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

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

Capital gains tax realized on Shares
Individuals
Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value of the shares and their repurchase price qualifies as taxable income to Swiss resident individuals holding Shares as part of their private property. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets, or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.

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

Stamp duties upon transfer of securities
The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% (0.075% for each party to a transaction) of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss or foreign securities dealer as defined in the Swiss Federal Stamp Duty Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SIX Swiss Exchange (SIX) may be subject to a minor SIX levy on the sale proceeds (this levy also includes the FINMA surcharge).

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

Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2011, with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2008 or 2009 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2010 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

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
Listing details
Credit Suisse Group’s shares are listed on the SIX under the symbol “CSGN”. The Group’s ADS are traded on the New York Stock Exchange under the symbol “CS”.
The Group’s shares are in registered form with a par value of CHF 0.04 per share.
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]

2010 (through March 8)	8,152,776		56.1		43.8		1,256,459		54.6		40.3

March (through March 8)	5,806,956		51.9		49.1		878,129		48.3		45.3

February	9,148,240		49.0		43.8		1,541,380		46.6		40.3

January	7,861,057		56.1		46.5		1,091,010		54.6		43.2

2009	7,118,183		60.4		22.5		1,448,809		59.8		19.0

Fourth quarter	5,822,024		60.4		50.3		931,123		59.8		48.2

December	4,711,246		53.6		50.3		742,723		53.5		48.2

November	5,648,883		58.6		51.5		845,672		58.6		52.3

October	6,997,093		60.4		54.4		1,197,205		59.8		52.2

Third quarter	5,877,968		58.7		46.7		1,046,823		56.9		43.0

Second quarter	7,636,704		50.5		34.7		1,755,926		47.0		30.2

First quarter	9,253,683		36.7		22.5		2,096,524		34.0		19.0

2008	11,564,353		67.0		24.9		1,404,764		59.8		19.0

Fourth quarter	9,959,624		57.4		24.9		1,382,623		50.0		19.0

Third quarter	12,034,646		56.0		39.7		1,438,089		53.0		39.1

Second quarter	9,315,759		58.5		46.9		960,834		57.0		44.8

First quarter	15,016,575		67.0		45.2		1,858,791		59.8		46.2

2007	8,543,386		95.5		61.9		788,577		79.0		55.9

2006	5,966,280		85.4		62.7		342,040		70.0		50.1

2005	5,509,548		68.5		46.9		215,985		52.9		38.8

1 Closing prices for one share and average daily trading volume (SIX). 2 Closing prices of ADS's and average daily trading volume (NYSE).

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

The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to FINMA regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Stock Exchange Act, the rules of the SIX and the EUREX electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.

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
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2009, we maintained 599 offices and branches worldwide, of which approximately 62% were located in Switzerland.

As of the end of 2009, approximately 29% of our worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 49% of which expire after 2013. The book value of the ten largest owned properties was approximately CHF 1.7 billion as of the end of 2009. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2009, the total amount of indebtedness secured by these facilities was not material to us.

We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.
Foreign currency translation rates

	End of			Average in

	2009	2008	2007	2009	2008	2007

1 USD / 1 CHF	1.03	1.06	1.13	1.08	1.08	1.20

1 EUR / 1 CHF	1.49	1.49	1.66	1.51	1.58	1.64

1 GBP / 1 CHF	1.66	1.53	2.25	1.68	2.00	2.40

100 JPY / 1 CHF	1.12	1.17	1.00	1.16	1.05	1.02

The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:

Year	End of	Average in	[1]	High	Low

Exchange rate information - 5 years

2009	0.9710	0.9261		1.0016	0.8408

2008	0.9369	0.9305		1.0142	0.8171

2007	0.8827	0.8381		0.9087	0.7978

2006	0.8200	0.8034		0.8396	0.7575

2005	0.7606	0.8010		0.8721	0.7544

1 The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

Exchange rate information - 6 months

March 2010 (through March 8)	0.9388	0.9236

February 2010	0.9472	0.9210

January 2010	0.9848	0.9472

December 2009	1.0016	0.9532

November 2009	0.9996	0.9703

October 2009	0.9936	0.9593

September 2009	0.9768	0.9387

Investor information
Investor information

Investor information
Share data

in / end of	2009		2008	2007	2006

Share price (common shares, CHF)

Average	45.65		48.87	83.02	73.13

Minimum	22.48		24.90	61.90	62.70

Maximum	60.40		66.95	95.45	85.35

End of period	51.20		28.50	68.10	85.25

Share price (American Depositary Shares, USD)

Average	42.61		45.48	68.97	58.46

Minimum	19.04		19.01	55.93	50.07

Maximum	59.84		59.76	79.03	70.00

End of period	49.16		28.26	60.10	69.85

Market capitalization

Market capitalization (CHF million)	60,691		33,762	76,024	99,949

Market capitalization (USD million)	58,273		33,478	67,093	81,894

Dividend per share (CHF)

Dividend per share	2.00	[1]	0.10	2.50	2.24

Par value reduction	–		–	–	0.46

1 Proposal of the Board of Directors to the Annual General Meeting on April 30, 2010.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of March 9, 2010	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group AG ratings

Short term	P-1	A-1	F1+

Long term	Aa2	A	AA-

Outlook	Negative	Stable	Negative

Credit Suisse AG ratings

Short term	P-1	A-1	F1+

Long term	Aa1	A+	AA-

Outlook	Negative	Stable	Negative

List of abbreviations
A

ABO	Accumulated Benefit Obligation

ABS	Asset-backed Securities

ADR	American Depositary Receipts

ADS	American Depositary Shares

AES®	Advanced Execution Services

AGM	Annual General Meeting

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

AMF	Asset Management Finance LLC

AoA	Articles of Association

AOCI	Accumulated other comprehensive income/(loss)

APP	Adjustable Performance Plan

ARS	Auction Rate Securities

ASC	Accounting Standards Codification

ASU	Accounting Standards Updates

B

BA	Bachelor of Arts

BBA	Bachelor of Business Administration

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

Board	Board of Directors

BoE	Bank of England

BORO	Bank Operational Risk Oversight

bp	basis point

C

CARMC	Capital Allocation and Risk Management Committee

CCO	Chief Credit Officer

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CIO	Chief Information Officer

CMBS	Commercial Mortgage-backed Securities

CoE	Centers of Excellence

COO	Chief Operating Officer

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CP	Commercial Paper

CPR	Constant Prepayment Rate

CRA	Cash Retention Award

CRM	Credit Risk Management

CRO	Chief Risk Officer

E

EBRD	European Bank for Reconstruction and Development

ECB	European Central Bank

EEA	European Economic Area

EMEA	Europe, Middle East, Africa

ETF	Exchange-traded funds

EU	European Union

F

FASB	Financial Accounting Standards Board

FDIC	Federal Deposit Insurance Corporation

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FINRA	Financial Industry Regulatory Authority

FNMA	Federal National Mortgage Association (Fannie Mae)

FRB	Federal Reserve Bank

FSA	UK Financial Services Authority

FSB	Financial Stability Board

FSMA	Financial Services and Markets Act 2000

FVOD	Fair Valued Own Debt

G

GDP	Gross Domestic Product

GRO	Group Risk Officer

I

ICS	Internal Control System

IMA	Internal Models Approach

IPO	Initial Public Offering

IRS	Internal Revenue Service

ISU	Incentive Share Unit

IT	Information Technology

K

KPI	Key Performance Indicator

L

LGD	Loss Given Default

LIBOR	London Interbank Offered Rate

LOCOM	Lower of Cost or Market

LPA	Longevity Premium Award

M

M&A	Mergers & Acquisitions

MBA	Master of Business Administration

MFCA	Modified Funding Capacity Analysis

MiFID	Markets in Financial Instruments Directive

MSRB	Municipal Securities Rulemaking Board

N

NAV	Net Asset Value

NYSE	New York Stock Exchange

O

OECD	Organization for Economic Co-operation and Development

OGR	Organizational Guidelines and Regulations

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PBO	Projected Benefit Obligation

PD	Probability of Default

PFIC	Passive Foreign Investment Company

PIP	Performance Incentive Plan

PSA	Prepayment Speed Assumption

Q

QSPE	Qualified Special Purpose Entity

R

RMBS	Residential Mortgage-backed Securities

RMM	Risk Measurement and Management

ROE	Return On Equity

RWA	Risk-weighted Asset

S

SAB	Staff Accounting Bulletin

SEC	US Securities and Exchange Commission

SEI	Significant economic interest

SESTA	Swiss Federal Act of Stock Exchanges and Securities Trading

SFAS	Statement of Financial Accounting Standards

SISU	Scaled Incentive Share Unit

SIX	SIX Swiss Exchange

SNB	Swiss National Bank

SOX	US Sarbanes-Oxley Act of 2002

SPE	Special Purpose Entity

SPIA	Single Premium Immediate Annuity

SRM	Strategic Risk Management

T

TED	Treasury Bill Eurodollar Difference

TRS	Total Return Swap

U

UK	United Kingdom

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

Glossary
A

Advanced Execution Services® (AES®)	AES® is a suite of algorithmic trading strategies, tools, and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.

Advanced internal ratings-based approach (A-IRB)	Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. Under this approach we have identified key scenarios that describe major operational risks relevant to us. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. We have received approval from FINMA to use the AMA for measuring our operation risk.

Affluent clients	Affluent clients have assets under management in excess of CHF 50,000.

American depositary receipts (ADR) and American depositary shares (ADS)	An ADR is a negotiable certificate evidencing an ADS, issued by a depositary bank, that represents all or part of an underlying share of a foreign-based company held in custody.

Auction rate securities (ARS)	ARS are short-term debt instruments referencing a portfolio of longer-term securities or assets for which the interest rate is regularly reset through an auction process. This auction market has been largely frozen since Feb 2008.

B

Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between actual trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience more than four exceptions per year attract additional regulatory capital charges.

Basel II	In June 2006, the Basel Committee on Banking Supervision (BCBS) published its comprehensive version of the revised framework for the international convergence of capital measurement and capital standards known as Basel II. Basel II describes the framework for measuring capital adequacy and the minimum standards to be achieved by the adopting supervisory authorities. This framework is based on three pillars, which are viewed as mutually reinforcing:
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

Basis risk	Basis risk arises when positions are hedged with instruments that are close, but not exact, substitutes for each other. This gives rise to the potential for gains or losses if the two instruments experience price changes that are not exactly the same.

Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C

Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.

Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.

Commercial paper	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations (e.g., payroll).

Constant prepayment rate	A loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.

Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

D

Derivatives	Derivatives are financial instruments or contracts that meets all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price, or index; (2) they requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).

F

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Flow-based	Flow-based businesses refer to products that are generally more liquid, less complex and less volatile and which tend to provide a more stable earnings base generated from fees and/or trading activity initiated by or in facilitation of client business. Flow-based businesses include foreign exchange, interest-rate products, cash equities, vanilla derivative products and prime services. These Investment Banking products are also important to Asset Management and Private Banking clients.

FVOD (fair value own debt) transaction	In 2Q09, the Group entered into a transaction (the FVOD transaction) designed to offset a significant portion of the volatility in credit spread movements on its own vanilla debt, which impacted the Core Results. In this transaction, the Group made loans, which are carried at fair value, to Alpine Securitization Corp., a multi-seller commercial paper conduit administered by the Group.

G

G-20	The G-20 represents the finance ministers and central bank governors from 19 countries plus the European Union.

H

Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.

High-net-worth individuals	High-net-worth individuals have assets under management in excess of CHF 1 million.

I

Internal models approach (IMA)	The IMA is used for calculating the capital requirements for market risk. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the vast majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors.

L

London interbank offered rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.

Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

M

Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.

N

Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.

Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

O

Over-the-counter (OTC)	OTC securities and derivatives are not traded on an exchange but rather private contracts between counterparties.

P

Position risk	Component of the economic capital framework which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.

Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

R

Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. It securitizes the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.

S

Scaled VaR	A scaling technique that automatically increases VaR where the short-term volatility is higher than the long-term volatility in a three-year historical dataset. This results in a more responsive VaR model, as the impact of changes in overall market volatility is reflected almost immediately in the scaled VaR model.

T

Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.

U

Ultra-high-net-worth individuals	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.

V

Value-at-Risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories and the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

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
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

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

Financial calendar and information sources

Financial calendar

First quarter 2010 results	Thursday, April 22, 2010

Annual General Meeting	Friday, April 30, 2010

Dividend payment	Friday, May 7, 2010

Second quarter 2010 results	Thursday, July 22, 2010

Third quarter 2010 results	Thursday, October 21, 2010

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADR depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RHX

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Photography: Alberto Venzago, Zurich
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich
Paper: Trucard Ice FSC, single-page mirror finish, 280 gm2 wood-free (cover) Dominant Plus FSC, offset, white, matt, 90 gm2, wood-free (content)

CREDIT SUISSE
CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
www.credit-suisse.com
5511024 English