Form 20-F
period 2010-12-31
CREDIT SUISSE AG
filed 2011-03-25
CIK 1053092

As filed with the Securities and Exchange Commission on March 25, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010.

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

David R. Mathers
Chief Financial Officer
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, CH 8070 Zurich, Switzerland
(Address of principal executive offices)

David R. Mathers
Chief Financial Officer
Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class of securities of Credit Suisse Group AG	Name of each exchange on which registered

American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04*	New York Stock Exchange*

Title of each class of securities of Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Floating Rate Tier 1 Capital Notes	New York Stock Exchange
7.9% Tier 1 Capital Notes	New York Stock Exchange
Buffered Accelerated Return Equity Securities (BARES) due November 6, 2012 Linked to the Performance of the CS/RT Emerging Infrastructure Index Powered by HOLT	NYSE Amex
Accelerated Return Equity Securities (ARES) due November 6, 2012 Linked to the Performance of the CS/RT Emerging Infrastructure Index Powered by HOLT	NYSE Amex
ELEMENTS due April 10, 2023 Linked to the Credit Suisse Global Warming Index, Exchange Series	NYSE Arca
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due March 13, 2031 Linked on a Leveraged Basis to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
VelocityShares Daily Inverse VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily Inverse VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily 2x VIX Short Term ETN linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily 2x VIX Medium Term ETN linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
Exchange Traded Notes due October 6, 2020 Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due April 2020 Linked to the Cushing® 30 MLP Index	NYSE Arca
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net)	NYSE Arca

Title of each class of securities of Credit Suisse (USA), Inc.
6 1/8% Notes due 2011	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010: 1,186,174,442 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
U.S. GAAP International Other Financial Reporting Standards as issued by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 Item 18
If this is an annual report, indicate by check mark whether the Registrants are shell companies (as defined in Rule 12b-2 of the Exchange Act)
Yes No
* Not for trading, but only in connection with the registration of the American Depositary Shares

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
Item 16G. Corporate governance.
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
Annual Report 2010
Message from the Chairman and the Chief Executive Officer
Information on the company
Credit Suisse at a glance
Credit Suisse in the World
Vision
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
Corporate Governance and Compensation
Corporate Governance
Compensation
Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Earnings per share
14 Securities borrowed, lent and subject to repurchase agreements
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Premises and equipment
20 Goodwill and other intangible assets
21 Life settlement contracts
22 Other assets and other liabilities
23 Deposits
24 Long-term debt
25 Accumulated other comprehensive income
26 Tax
27 Employee deferred compensation
28 Related parties
29 Pension and other post-retirement benefits
30 Derivatives and hedging activities
31 Guarantees and commitments
32 Transfers of financial assets and variable interest entities
33 Financial instruments
34 Assets pledged or assigned
35 Capital adequacy
36 Assets under management
37 Litigation
38 Significant subsidiaries and equity method investments
39 Subsidiary guarantee information
40 Credit Suisse Group parent company
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP (true and fair view)
42 Risk assessment
Controls and procedures
Report of the Independent Registered Public Accounting Firm to the General Meeting of
Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Parent company financial statements
Notes to the financial statements
1 Accounting principles
2 Contingent liabilities
3 Compensation to members of the Executive Board and the Board of Directors
4 Principal participations
5 Own shares held by the company and by group companies
6 Significant shareholders
7 Share capital, conditional and authorized capital of Credit Suisse Group
8 Risk assessment
Proposed appropriation of retained earnings and capital distribution
Confirmation to the Board of Directors relating to the Conditional Increase of Share Capital of
Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Securities borrowed, lent and subject to repurchase agreements
14 Trading assets and liabilities
15 Investment securities
16 Other investments
17 Loans, allowance for loan losses and credit quality
18 Premises and equipment
19 Goodwill and other intangible assets
20 Life settlement contracts
21 Other assets and other liabilities
22 Deposits
23 Long-term debt
24 Accumulated other comprehensive income
25 Tax
26 Employee deferred compensation
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
5 Other assets and other liabilities
6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
7 Structured products that include own debt
8 Liabilities due to own pension plans
9 Valuation adjustments and provisions
10 Composition of share and participation capital and authorized capital
11 Major shareholders and groups of shareholders
12 Shareholder’s equity
13 Amounts receivable from and payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
14 Significant transactions with related parties
15 Fire insurance value of tangible fixed assets
16 Liabilities for future payments in connection with operating leases
17 Fiduciary transactions
18 Number of employees
19 Foreign currency translation rates
20 Outsourcing of services
21 Risk assessment
Proposed appropriation of retained earnings
Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates
Investor information
Investor information
List of abbreviations
Glossary

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2010, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The business of the Bank is substantially similar to the Group and, except where noted or the context otherwise requires, information relating to the Group is also relevant to the Bank.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2010.
Sources
Throughout this Form 20-F and the attached Annual Report 2010, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on page 518 of the attached Annual Report 2010.
Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information – Selected information – Group on page 476 of the attached Annual Report 2010. For the Bank, please see IX – Additional information – Statistical information – Selected information – Bank on page 477 of the attached Annual Report 2010.

B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see IX – Additional information – Risk factors on pages 496 to 502 of the attached Annual Report 2010.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Credit Suisse at a glance on pages 12 to 13, – Credit Suisse in the World on pages 14 to 15 and – Vision on page 16, and IV – Corporate Governance and Compensation – Corporate Governance – Overview – Company on pages 147 to 148 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group on page 235 of the attached Annual Report 2010 and, for the Bank, please see Note 3 – Business developments in VII – Consolidated financial statements – Credit Suisse (Bank) on page 388 of the attached Annual Report 2010.

B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company on pages 12 to 42 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 237 to 239 of the attached Annual Report 2010 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 389 to 390 of the attached Annual Report 2010.

C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 33 to 34 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on page 49 of the attached Annual Report 2010. For a list of Credit Suisse’s significant subsidiaries, please see Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 338 to 340 of the attached Annual Report 2010 and, for a list of the Bank’s significant subsidiaries, please see Note 36 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 454 to 456 of the attached Annual Report 2010.

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on page 507 of the attached Annual Report 2010.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information – Group on pages 478 to 494 of the attached Annual Report 2010. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk – Loans – Impaired loans on pages 134 to 136 and – Provision for credit losses on page 136 of the attached Annual Report 2010.

Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 44 to 94 of the attached Annual Report 2010. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 35 to 42 of the attached Annual Report 2010 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Foreign exchange exposure and interest rate management on page 118.

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management on pages 96 to 118 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 256 to 257 and Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on pages 329 to 330 of the attached Annual Report 2010 and, for the Bank, please see Note 23 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 404 and Note 34 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 453 of the attached Annual Report 2010.

C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the Company – Our business on pages 20 to 32 of the attached Annual Report 2010.

E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 141 to 144 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 30 – Derivatives and hedging activities, Note 31 – Guarantees and commitments and Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 284 to 308 of the attached Annual Report 2010 and, for the Bank, please see Note 29 – Derivatives and hedging activities, Note 30 – Guarantees and commitments and Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 425 to 439 of the attached Annual Report 2010.

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 143 to 144 of the attached Annual Report 2010.

Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 159 to 176 of the attached Annual Report 2010.

B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 181 to 210 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 11 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 241, Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 264 to 271 and Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 273 to 284, and Note 3 – Compensation to members of the Executive Board and the Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 361 to 369 of the attached Annual Report 2010 and, for the Bank, please see Note 11 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 393, Note 26 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 411 to 414 and Note 28 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 417 to 425 of the attached Annual Report 2010.

C – Board practices.
For Credit Suisse and the Bank, please see IV –Corporate Governance and Compensation – Corporate Governance on pages 146 to 180 of the attached Annual Report 2010.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview –Employees on page 148. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Results overview on pages 84 to 85 of the attached Annual Report 2010.

E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 181 to 210 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 27, Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 264 to 271, and Note 3 – Compensation to members of the Executive Board and Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 361 to 369 of the attached Annual Report 2010. For the Bank, please see Note 26 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 411 to 414 of the attached Annual Report 2010.

Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Shareholders on pages 149 to 152 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group on page 235, Note 5 – Own shares held by the company and by group companies and Note 6 – Significant shareholders in VI – Parent company financial statements – Credit Suisse Group on page 370 of the attached Annual Report 2010. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 43,996,652 shares outstanding and is a wholly-owned subsidiary of Credit Suisse.

B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 181 to 210 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 272 to 273 and Note 3 – Compensation to members of the Executive Board and the Board of Directors – Loans to members of the Board of Directors in VI – Parent company financial statements – Credit Suisse Group on page 369 of the attached Annual Report 2010 and, for the Bank, please see Note 27 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 415 to 416 of the attached Annual Report 2010.

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s and the Bank’s legal or arbitration proceedings, please see IX – Additional information – Legal proceedings on page 495 of the attached Annual Report 2010. In addition, for Credit Suisse, please see Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 331 to 337 of the attached Annual Report 2010 and, for the Bank, please see Note 35 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 454 of the attached Annual Report 2010.

For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Regulatory capital developments and proposals – Dividends and dividend policy on pages 114 to 115 of the attached Annual Report 2010.

B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on pages 506 to 507 of the attached Annual Report 2010. Shares of the Bank are not listed.

B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview, – Shareholders and – Board of Directors on pages 146 to 156 and – Additional information – Changes of control and defense measures on page 178 and – Liquidation on page 180 of the attached Annual Report 2010. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 503 of the attached Annual Report 2010. Shares of the Bank are not listed.

C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 503 of the attached Annual Report 2010.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 503 to 506 of the attached Annual Report 2010. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse and the Bank file periodic reports and other information with the SEC. You may read and copy any document that Credit Suisse or the Bank files with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect Credit Suisse’s and the Bank’s SEC reports and other information at the New York Stock Exchange, 11 Wall Street, New York, NY 10005.

The information Credit Suisse or the Bank files with the SEC may also be found on the Credit Suisse website at www.credit-suisse.com. In addition, our website also contains corporate governance policies and other documents of Credit Suisse and the Bank. Information contained on our website is not incorporated by reference into this Form 20-F.

In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 359 to 372 of the attached Annual Report 2010 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 463 to 474 of the attached Annual Report 2010 and incorporated by reference herein.

I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 119 to 139 of the attached Annual Report 2010.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional information – American Depositary Share fees on pages 179 to 180 of the attached Annual Report 2010. Shares of the Bank are not listed.

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 353 to 354 of the attached Annual Report 2010. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 457 to 458 of the attached Annual Report 2010.

Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors – Board committees – Audit Committee on pages 157 to 158 of the attached Annual Report 2010.

Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Corporate governance framework on pages 146 to 147 of the attached Annual Report 2010.

Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Internal and external auditors on pages 178 to 179 of the attached Annual Report 2010.

Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Share repurchase activities on pages 113 to 114 of the attached Annual Report 2010. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Complying with rules and regulations on page 146 of the attached Annual Report 2010. Shares of the Bank are not listed.

Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 213 to 354 of the attached Annual Report 2010 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 377 to 458 of the attached Annual Report 2010 and incorporated by reference herein.

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of January 31, 2011.
1.2 Articles of association (Statuten) of Credit Suisse AG as of August 5, 2010.
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG (OGR) as of December 8, 2010.
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 494 of the attached Annual Report 2010 and incorporated by reference herein.

8.1 Significant subsidiaries of Credit Suisse are set forth in Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 338 to 340, and significant subsidiaries of the Bank are set forth in Note 36 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 454 to 456 in the attached Annual Report 2010 and incorporated by reference herein.

9.1 Consent of KPMG AG, Zurich with respect to Credit Suisse Group AG consolidated financial statements.
9.2 Consent of KPMG AG, Zurich with respect to the Credit Suisse AG consolidated financial statements.
12.1 Rule 13a-14(a) certification of the Chief Executive Officer of Credit Suisse Group AG and Credit Suisse AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Rule 13a-14(a) certification of the Chief Financial Officer of Credit Suisse Group AG and Credit Suisse AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 Certifications pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Credit Suisse Group AG and Credit Suisse AG.
SIGNATURES
Each of the registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDIT SUISSE GROUP AG
(Registrant)
Date: March 25, 2011

/s/ Brady W. Dougan /s/ David R. Mathers
Name: Brady W. Dougan Name: David R. Mathers
Title: Chief Executive Officer Title: Chief Financial Officer

CREDIT SUISSE AG
(Registrant)
Date: March 25, 2011

/s/ Brady W. Dougan /s/ David R. Mathers
Name: Brady W. Dougan Name: David R. Mathers
Title: Chief Executive Officer Title: Chief Financial Officer

Annual Report 2010

Annual Report
The Annual Report is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and an in-depth review of our operating and financial results.

Cover London-based Marianna Pomazkova works in the Credit Suisse Private Banking division, helping family offices for ultra-high-net-worth clients in the Europe, Middle East and Africa region to find individualized solutions. Insights into her work can be found in the Company Profile.

Company Profile
For insights about the activities of each of the Group’s divisions, regions and other shared services functions, refer to the Company Profile. The Business Review, a summary of the Group’s financial performance during the year, is included in the publication.

Corporate Responsibility Report and Chronicle
For a detailed presentation on how the Group addresses its diverse social and environmental responsibilities when conducting its business activities, refer to the Corporate Responsibility Report. This publication is complemented by an online Chronicle that adds a multimedia dimension by providing a selection of reports, videos and picture galleries that focus on our international projects and initiatives. www.credit-suisse.com/chronicle

Financial highlights

	in / end of				% change

	2010		2009	2008	10 / 09	09 / 08

Net income (CHF million)

Net income/(loss) attributable to shareholders	5,098		6,724	(8,218)	(24)	–

of which from continuing operations	5,117		6,555	(7,687)	(22)	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	3.93		5.14	(7.51)	(24)	–

Basic earnings/(loss) per share	3.91		5.28	(8.01)	(26)	–

Diluted earnings/(loss) per share from continuing operations	3.91		5.01	(7.51)	(22)	–

Diluted earnings/(loss) per share	3.89		5.14	(8.01)	(24)	–

Return on equity (%)

Return on equity attributable to shareholders	14.4		18.3	(21.1)	–	–

Core Results (CHF million)

Net revenues	30,625		33,617	11,862	(9)	183

Provision for credit losses	(79)		506	813	–	(38)

Total operating expenses	23,904		24,528	23,212	(3)	6

Income/(loss) from continuing operations before taxes	6,800		8,583	(12,163)	(21)	–

Core Results statement of operations metrics (%)

Cost/income ratio	78.1		73.0	195.7	–	–

Pre-tax income margin	22.2		25.5	(102.5)	–	–

Effective tax rate	22.8		21.4	37.8	–	–

Net income margin [1]	16.6		20.0	(69.3)	–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,253.0		1,229.0	1,106.1	2.0	11.1

Net new assets	69.0		44.2	(3.0)	–	–

Balance sheet statistics (CHF million)

Total assets	1,032,005		1,031,427	1,170,350	0	(12)

Net loans	218,842		237,180	235,797	(8)	1

Total shareholders' equity	33,282		37,517	32,302	(11)	16

Tangible shareholders' equity [2]	24,385		27,922	22,549	(13)	24

Book value per share outstanding (CHF)

Total book value per share	28.35		32.09	27.75	(12)	16

Shares outstanding (million)

Common shares issued	1,186.1		1,185.4	1,184.6	0	0

Treasury shares	(12.2)		(16.2)	(20.7)	(25)	(22)

Shares outstanding	1,173.9		1,169.2	1,163.9	0	0

Market capitalization

Market capitalization (CHF million)	44,683		60,691	33,762	(26)	80

Market capitalization (USD million)	47,933		58,273	33,478	(18)	74

BIS statistics

Risk-weighted assets (CHF million)	218,702		221,609	257,467	(1)	(14)

Tier 1 ratio (%)	17.2		16.3	13.3	–	–

Total capital ratio (%)	21.9		20.6	17.9	–	–

Dividend per share (CHF)

Dividend per share	1.30	[3]	2.00	0.10	–	–

Number of employees (full-time equivalents)

Number of employees	50,100		47,600	47,800	5	0

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. 3 Proposal of the Board of Directors to the Annual General Meeting on April 29, 2011. Paid out of reserves from capital contributions.

Brady W.Dougan, Chief Executive Officer (left), Hans-Ulrich Doerig, Chairman of the Board of Directors.
Message from the Chairman and the Chief Executive Officer
Dear shareholders, clients and colleagues
Our integrated business model with its balanced portfolio of income streams has proven resilient in the volatile market environment in 2010. We continued to be well capitalized, gained market share across our businesses and generated solid earnings, reporting net income of CHF 5.1 billion, net new assets of CHF 69.0 billion and a tier 1 ratio of 17.2%. We also continued to achieve an industry leading return on equity of 14.4%. The Board of Directors will propose a tax privileged distribution out of reserves from capital contributions of CHF 1.30 per share for 2010.

Execution of our strategy in 2010
Our client-focused and capital-efficient business strategy, strong capital position and ability to provide clients globally with best-in-class integrated banking services served us well through 2010. Clients continued to place their trust in Credit Suisse, and our Private Banking division attracted a remarkable CHF 54.6 billion of net new assets compared to CHF 41.6 billion in 2009. To follow the continuing evolution of our clients’ needs, we continued to invest in our international growth strategy and expanded our onshore business in diverse locations, including emerging markets platforms in Russia, the Middle East, Asia Pacific and Latin America. In Switzerland, we continued to grow our business across most client segments through focused growth initiatives. Consistently implementing our strategy, we focused on four additional topics: client centricity; integrating the banking business; best people; and productivity and financial performance. In client centricity, we continued to implement our ultra-high-net-worth strategy, generating CHF 24.9 billion of net new assets from ultra-high-net-worth clients across all regions in 2010. To further leverage the strength of the integrated bank, Private Banking collaborated closely with Investment Banking and Asset Management in more than 90% of the total of CHF 4.4 billion in collaboration revenues. To fuel our international growth we hired talented relationship managers and, as part of our efforts to attract, develop and retain the best people, enhanced our global training and certification program for all client-facing employees. Finally, in the area of productivity and financial performance, we continued to outperform our peers in a market environment characterized by declining margins, and implemented cost initiatives to achieve a resilient pre-tax income margin of 29.5%.

In Investment Banking, we continued to position the business in line with the ongoing changes in the competitive landscape, as regulatory measures for more stringent supervision of financial institutions gained momentum around the world. We executed several key initiatives in 2010 to further our client-focused, capital-efficient strategy, and we extended our market share gains across our businesses as we built our distribution platform and enhanced our electronic capabilities for clients. In particular, we significantly expanded our distribution capabilities in fixed income flow businesses, had market-leading positions in equities, with continued market share gains in cash equities and prime services, increased focus on growing our leading emerging markets platform with key onshore hires and strengthened our underwriting and advisory franchises by shifting focus to a more large cap-oriented strategy in developed markets. Finally, we continued to reallocate resources, including capital, headcount and technology resources, to our high-return, client-focused businesses. As evidence of the successful implementation of our strategy, substantially all of our revenues arose from direct client activity.

In Asset Management, we sustained the implementation of our strategy focused on alternative investment strategies, emerging markets, asset allocation and the traditional businesses in Switzerland. We specifically focused on: delivering leading investment performance capabilities through our in-house funds and partnerships; building higher margin, capital-efficient businesses, including through restructuring and outsourcing; leveraging the integrated banking model; growing asset inflows through our multi-channel distribution network; and expanding our emerging markets franchise across alternative investment and traditional products. The disciplined implementation of our business strategy was reflected in CHF 20.6 billion of net new assets in 2010. Other key examples of our progress include the expansion of our ranges of exchange traded funds to over 50 across fixed income, equity, commodity and emerging markets products. In collaboration with Private Banking, we also launched the first Swiss real estate fund that invests in diversified hospitality properties throughout Switzerland. The fund had strong demand from investors, raising CHF 900 million. In addition, we closed a new Brazilian corporate credit fund, raising almost CHF 800 million, closed an emerging markets fund to pursue credit investments in global emerging markets, launched the Credit Suisse Long/Short Liquid Index and Credit Suisse Merger Arbitrage Liquid Index and successfully spun off our real estate private equity fund and our credit hedge fund Candlewood Investments.

2010 financial performance
In 2010, we recorded net income attributable to shareholders of CHF 5,098 million, compared to CHF 6,724 million in 2009. Core Results net revenues were CHF 30,625 million, down 9% compared to 2009. Integrated bank collaboration revenues were CHF 4.4 billion for 2010.

Private Banking reported income before taxes of CHF 3,426 million for 2010, down 6% compared to 2009. Net revenues of CHF 11,631 million were stable compared to 2009, and results in 2010 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 2009, adversely affecting Wealth Management Clients revenues by approximately CHF 350 million and income before taxes by approximately CHF 250 million. We attracted net new assets of CHF 54.6 billion in Private Banking, up 31.3% compared to 2009, with strong inflows in both the international and the Swiss regions. The Wealth Management Clients business reported pre-tax income of CHF 2,528 million, down 13% compared to 2009. The Swiss Corporate & Institutional Clients business, which is an important provider of financial products and services in Switzerland, achieved income before taxes of CHF 898 million, up 19% compared to 2009. Investment Banking reported income before taxes of CHF 3,531 million and net revenues of CHF 16,214 million in 2010, compared to income before taxes of CHF 6,845 million and net revenues of CHF 20,537 million in 2009. Our Investment Banking results were impacted by subdued client flows compared with 2009, but we had continued market share momentum across products and geographies. Net revenues reflected strong underwriting and advisory results and solid equity sales and trading results. Fixed income sales and trading revenues were resilient in spite of macroeconomic uncertainties. In Asset Management, income before taxes was CHF 503 million, compared to CHF 35 million in 2009. Net revenues of CHF 2,332 million were up 27% compared to 2009, primarily reflecting investment-related gains compared to losses in 2009, partially offset by lower income from equity participations. Investment-related gains were CHF 420 million, compared to losses of CHF 365 million in 2009, reflecting improved equity markets.

Improving the strength of the financial system
2010 has been a year of transition towards a new regulatory environment. In September 2010, the Basel Committee on Banking Supervision (BCBS) announced the Basel III framework with new capital standards that are designed to strengthen the resilience of the banking sector. Under the new capital standards, banks are required to hold more capital than before, mainly in the form of common equity. In November, the G-20 endorsed the BCBS agreement and reaffirmed the view that no financial institution may be too big or too interconnected to fail.

In Switzerland, our home market, the Expert Commission appointed by the Swiss Federal Council addressed the “Too Big to Fail” issue relating to large Swiss banks. Credit Suisse took an active part in these discussions, advocating the concept of convertible contingent capital – a debt that converts into equity at a time of stress. The conversion of the contingent capital debt provides the new equity required to absorb losses and recapitalize the bank.

Credit Suisse has successfully issued contingent capital buffer capital notes. In February, we announced that we reached a definitive agreement with strategic investors, Qatar Holding LLC and The Olayan Group, to issue an aggregate of CHF 5.9 billion tier 1 buffer capital notes. In February, we also placed USD 2 billion tier 2 buffer capital notes in a public offering. The combined transactions have already secured more than 70% of the maximum potential issuance of high-trigger contingent capital suggested under the proposed Swiss “Too Big to Fail” regulations, positioning Credit Suisse well ahead of schedule to meet the new capital requirements by 2019.

Strategic priorities for 2011
Our aspiration is to become one of the world’s most admired banks. We strive to achieve this aspiration by providing our clients with sustainable solutions to all their financial needs and by generating lasting value for them, our investors and employees and the communities in which we operate. It is of critical importance that we achieve this goal in a manner compliant with all applicable laws, regulations and internal policies. We are committed to observing the highest standards of integrity and regulatory compliance in all aspects of our work. We are confident that we have a sound control framework that will enable us to remain a trusted financial partner to all our clients. Within this frame of reference, we will focus on the following priorities in 2011: client focus; collaboration; employees; capital and risk management; efficiency; and corporate responsibility.

At Credit Suisse, we are very much aware that clients are at the heart of our success. We aspire to be a consistent, reliable, flexible and long-term partner to all of them, whether they are individuals, large and mid-sized companies, entrepreneurs, institutional clients or hedge funds. To consistently provide them with the best our three business lines have to offer, we place great emphasis on collaboration and on delivering the best of our products and services across our organization. In 2010, we recorded collaboration revenues of CHF 4.4 billion, and going forward we will target collaboration revenues of 18% to 20% of net revenues. Only the best talent is able to deliver on these goals. We therefore continue to undertake efforts to attract, develop and retain top talent in order to deliver an outstanding integrated value proposition to our clients. In terms of capital and risk management, we believe that it is fundamental to our business that we maintain a conservative framework to manage liquidity and capital while taking appropriate risk in line with our strategic priorities. Finally while we continue to strive for top-quartile efficiency levels, we will continue to be careful not to compromise growth or reputation.

In addition to these priorities – which enable us to operate profitably and successfully in even the most challenging market environment – we are also aware of our responsibilities beyond banking. In fact, we firmly believe that being a responsible corporate citizen plays an integral role in our long-term success, and we strive to incorporate our approach to corporate responsibility into every aspect of our work.

Nominations to the Board of Directors
The Board of Directors proposes the following members be re-elected to the Board, Peter Brabeck-Letmathe, Jean Lanier and Anton van Rossum, subject to their election by the shareholders.
Well-positioned in a new operating environment
We have a strong balance sheet, our capital base is solid and we have been transparent on how we will meet the new capital requirements. We have remained focused on cost management and have demonstrated the ability to adjust quickly to the changing market environment. Our businesses have maintained good market share momentum and we are in a very strong position to deliver sustainable returns and consistent book value accretion for shareholders and clients. With the Expert Commission proposals in Switzerland, we have more clarity on our home country future regulatory environment and we are well advanced on implementing the required measures. We feel well positioned to succeed in the changing operating environment.

In conclusion, we would like to sincerely thank all our employees and management at all levels throughout our global organization for their exceptional contributions and continued commitment to the success of our business. We would also like to thank the members of our Board of Directors for their good cooperation throughout this past year.

Yours sincerely
Hans-Ulrich Doerig Brady W. Dougan Chairman of the Chief Executive Officer Board of Directors March 2011

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are referring only to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations and selected >>>terms are explained in the List of abbreviations and the Glossary in the back of this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Information on the company
Credit Suisse at a glance
Credit Suisse in the World
Vision
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision

Credit Suisse at a glance
We believe that our ability to serve clients globally with solutions tailored to their needs gives us a strong advantage in today’s rapidly changing and highly competitive marketplace.

We operate as an integrated bank, combining our strengths and expertise in Private Banking, Investment Banking and Asset Management to offer our clients advisory services and customized products. Our three global divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture. Our global structure comprises four regions: Switzerland, Europe, Middle East and Africa, Americas and Asia Pacific. With our local presence and global approach, we are well positioned to respond to changing client needs and market trends.

Divisions
Private Banking
In Private Banking, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. Private Banking comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients, we serve more than two million clients, including ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland, making us one of the largest global players. Our network comprises 370 office locations in 48 countries. Our Corporate & Institutional Clients business serves the needs of over 100,000 corporations and institutions, mainly in Switzerland, and is an important provider of financial products and services.

Investment Banking
Investment Banking provides a broad range of financial products and services, with a focus on businesses that are client-driven, flow-based and capital-efficient. Our products and services include global securities sales, trading and execution, prime brokerage, capital raising and advisory services, as well as comprehensive investment research. Clients include corporations, governments, pension funds and institutions around the world. We deliver our global investment banking capabilities via regional and local teams based in all major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.

Asset Management
Asset Management offers products across a wide range of asset classes, including alternative investments such as hedge funds, private equity, real estate and credit, and multi-asset class solutions, which includes equities and fixed income products. The division manages portfolios, mutual funds and other investment vehicles for governments, institutions, corporations and private clients worldwide. With offices in 19 countries, we collaborate with clients to develop and deliver innovative investment products and solutions to meet their specific needs. Asset Management operates as a global integrated network in close collaboration with Private Banking and Investment Banking.

Shared Services
Shared Services provides centralized corporate services and business support for Private Banking, Investment Banking and Asset Management, with services in the following areas: finance, legal and compliance, risk management, information technology, talent, corporate communications, corporate branding, corporate development and public policy. Shared Services acts as an independent control function and provides services and support from a handful of regional hubs.

Regions
Switzerland
Our home market is Switzerland, where we are a leading bank for private, corporate and institutional clients. Relationship managers at more than 200 branches in the German, French and Italian-speaking areas offer clients a full range of private banking services. We service corporate and institutional clients at 36 locations. The Investment Bank offers a broad range of financial services to its Swiss client base, while Asset Management offers traditional and alternative investment products, and multi-asset class solutions.

Europe, Middle East and Africa
Credit Suisse is active in 26 countries across the EMEA region with offices in 78 cities. Our regional headquarters are in the UK, but we have an onshore presence in every major EMEA country. The region encompasses both developed markets such as France, Germany, Italy, Spain and the UK, as well as emerging markets including Russia, Poland, Turkey and the Middle East. In 2010, we opened our first office in the Nordic region in Stockholm and expanded our presence in South Africa.

Americas
The Americas region comprises our operations in the US, Canada, the Caribbean and Latin America. Our three divisions are strongly represented across the region. With offices in 44 cities spanning 14 countries, we offer our clients local access to our global resources in their home markets. In 2010, we enhanced our Investment Banking platform in Canada, and our Private Banking and Asset Management capabilities across the region.

Asia Pacific
The Asia Pacific region comprises 18 offices in 12 markets. Singapore is home to our largest Private Banking operations outside Switzerland. The region is also our fastest-growing Private Banking market globally. Our integrated banking platform has a strong presence in the region’s largest markets, such as Australia, Hong Kong and Japan, complemented by long-standing leadership in Southeast Asia and a rapidly growing franchise in China and India.

Credit Suisse in the World
We have a presence in all major financial centers across the globe. With operations in over 50 countries and booking capabilities in every region, we are well positioned to deliver the advantages of our integrated business model to all our clients worldwide.

Private Banking offers holistic solutions to both onshore and offshore clients. We have established an award-winning advisory process that enables us to provide comprehensive financial products and a high level of service to private clients around the globe. Investment Banking has an international platform of services that it delivers through regional hubs, while Asset Management operates as a globally integrated network. The collaboration between our businesses enables us to offer clients around the world the combined capabilities of our integrated businesses.

Our global reach creates the basis for the generation of a geographically balanced stream of revenues and net new assets. It also allows us to capture growth opportunities wherever they exist.
In 2010, we continued to strengthen our international footprint with the opening of an office in Stockholm – our first in Scandinavia – and we expanded our activities in South Africa. In India, we were granted a license to establish a bank branch in Mumbai. We also acquired stock exchange trading rights in the Philippines.

Regional headquarters

Credit Suisse AG
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
Fax +41 44 332 25 87
Credit Suisse
Eleven Madison Avenue
New York, NY 10010-3629
United States
Tel. +1 212 325 2000
Fax +1 212 325 6665
Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 78 88 8888
Fax +44 20 78 88 1600
Credit Suisse
Three Exchange Square
8 Connaught Place, Central
Hong Kong
Tel. +852 21 01 6000
Fax +852 21 01 7990

Vision
Credit Suisse’s aspiration is to become one of the world’s most admired banks. We believe our ability to serve clients globally with solutions tailored to their individual needs is a strong competitive advantage. To deliver customized products, comprehensive solutions and advisory services, we combine our strengths in Private Banking, Investment Banking and Asset Management and operate as an integrated bank. Our three divisions are supported by our global Shared Services functions. They are designed to ensure effective business support and the appropriate control and supervision of business activities.

To present a distinctive, single face to clients, we run a regional structure comprising four regions – Switzerland, Europe, Middle East and Africa, Americas and Asia Pacific, Our local presence ensures responsiveness to the ongoing evolution of client needs and market trends, while our global footprint positions us as a solid and trusted partner offering integrated advice and global resources.

In the face of volatile markets, our integrated business model has proven to be both resilient and flexible. It allowed us to focus our energy and resources on our clients and help them to invest in growth and manage difficult restructuring and liquidity situations.

Strong net new assets demonstrate the trust that clients around the world place in Credit Suisse and provide us with a strong foundation that we can build on in the future.
Building on the momentum we have established, we are focusing on the implementation of our client-focused and capital-efficient integrated bank strategy, on gaining further market share and on strengthening our geographic footprint. We are also striving to derive the maximum benefits from our operational excellence and efficiency programs, as well as from our comprehensive human capital strategy, which is geared toward attracting, developing and retaining the best talent.

Strategy
Industry trends and competition
In 2010, the financial services industry experienced a volatile market environment and continued uncertainties about regulatory developments and proposals, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. For information on the liquidity principles agreed with the Swiss Financial Market Supervisory Authority (FINMA), the liquidity and capital standards under the Basel Committee on Banking Supervision (BCBS) Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the >>>Basel II market risk framework (Basel II.5), refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management. For information on other regulatory developments and proposals, refer to I – Information on the company – Regulation and supervision.

We hope that these regulatory changes will be implemented by national regulators in a way that contributes to a more level playing field and a stronger and more sustainable global banking system over time.

As many financial institutions weathered the turbulence of the financial crisis and returned to growth, 2010 was also characterized by increased competitive pressure. With established markets in the US and Europe affected by ongoing sovereign debt concerns and slow economic recovery, we expect vibrant economies in Asia and Latin America to be important growth drivers for the banking industry in the near term. In response to regulatory trends, banks are expected to shift away from proprietary trading towards client-facing business models which will increase competition in client flows. We believe, however, that strongly capitalized banks with a clear and demonstrated client focus will have a competitive advantage.

Group priorities
Our aspiration is to become one of the world’s most admired banks. We are confident that our strong capital position and our ability to provide clients globally with best-in-class integrated banking services provide a strong value proposition for our clients and shareholders. Early in the financial crisis we took decisive action to ensure the trust of our clients, to reduce our risk exposures and to become more capital-efficient. We reduced >>>risk-weighted assets by 32% since the end of 2007 and exited most proprietary trading businesses. In 2010, we delivered sound net income attributable to shareholders of CHF 5,098 million and achieved CHF 69 billion of net new assets. Our client-focused and capital-efficient integrated business model with its balanced portfolio of businesses has proven resilient and we have continued to gain market share across our businesses. We expect our client-focused, capital-efficient strategy to benefit from a more constructive market environment while limiting our risk exposure in down markets. We believe that our strategy is consistent with both emerging client needs and regulatory trends. We have increased clarity on our future regulatory environment, and we are well advanced on implementation.

We feel well positioned to succeed in the changing operating environment and target an annual after-tax return on equity of greater than 15% over the next three to five years. Building on the momentum we have established, we aim to further grow our client business with gains in market share and a strengthened geographic footprint. To achieve our goals, we are focused on the following priorities.

Client focus
We put our clients’ needs first. We aspire to be a consistent, reliable, flexible and long-term partner focused on clients with complex and multi-product needs, such as >>>ultra-high-net-worth individuals, large and mid-sized companies, entrepreneurs, institutional clients and hedge funds. By listening attentively to their needs and offering them superior solutions, we empower them to make better financial decisions. Against the backdrop of significant changes within our industry, we strive to ensure that we consistently help our clients realize their goals and thrive. We continue to strengthen the coverage of our key clients by dedicated teams of senior executives who can deliver our integrated business model. On the back of a strong capital position and high levels of client satisfaction and brand recognition, we achieved significant gains in market share. Our strong client momentum is well recognized. We were awarded “Best Global Bank 2010”, “Best Bank in Switzerland 2010”, “Best Private Bank Globally” for 2011 for the second consecutive year and “Best Emerging Markets Investment Bank 2010” by Euromoney and “Best Bank in Switzerland” and “Most Innovative Investment Bank 2010” by The Banker. In addition, we maintained our strong brand recognition and continued to feature among the Top 3 “Most Admired Megabanks” in Fortune magazine’s annual rankings.

Employees
We continue to undertake efforts to attract, develop and retain top talent in order to deliver an outstanding integrated value proposition to our clients. Our candidates go through a rigorous interview process, where we not only look for technical and intellectual proficiency, but for people who can thrive in and contribute to our culture. Credit Suisse is above the external benchmark for employee engagement in the financial services industry. We review our talent and identify the right developmental opportunities based on individual and organizational needs. We increasingly promote cross-divisional and cross-regional development, as well as lateral recruiting and mobility. Valuing different perspectives, creating an inclusive environment and showing cross-cultural sensitivity are key to Credit Suisse’s workplace culture. We have expanded our organizational understanding beyond traditional diversity and inclusion to leverage our differences to fully engage the workforce. Through our business school, we train our leaders, specialists and client advisors in a wide range of subjects to ensure that the knowledge and competence of our employees supports the needs of our clients and our strategy. We take a prudent and constructive approach to compensation, designed to reflect the performance of individuals and the firm and closely align the interests of employees with those of shareholders.

Collaboration
We help our clients thrive by delivering the best of our products and services across our organization and divisions. We have established a dedicated governance structure in order to drive, measure and manage collaboration between our divisions. In 2010, we recorded collaboration revenues of CHF 4.4 billion. Going forward we will target collaboration revenues of 18% to 20% of net revenues. Since the inception of our collaboration program in 2006, we have built a strong track record of delivering customized value propositions. We believe this is a significant differentiator for Credit Suisse. We have observed increasing momentum in collaboration initiatives, including tailored solutions for wealthy private clients by Investment Banking, a new suite of managed investment products developed by Asset Management for Private Banking, and strengthened client management coordination by our alternative investments distribution team in Asset Management with the securities distribution team in Investment Banking. Benefitting from our programs for cross-divisional management development and lateral recruiting, we believe collaboration revenues, including cross-selling and client referrals, to be a resilient source of both revenues and assets.

Capital and risk management
While the prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank, we maintain a conservative framework to manage liquidity and capital. As of the end of 2010, our tier 1 ratio under >>>Basel II stood at 17.2%, up from 16.3% the year before. Consistent with the Swiss Expert Commission’s recommendations, we took action to raise tier 1 and tier 2 contingent buffer capital in February 2011. We have revised our liquidity risk management, which is in line with the BCBS Basel III liquidity framework and the liquidity principles of FINMA. We continue to deploy capital in a disciplined manner based on our economic capital model, assessing our aggregated risk taking in relation to our client needs and our financial resources. For further information refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management.

Efficiency
We continue to strive for top-quartile efficiency levels, while being careful not to compromise on growth or reputation. For our core activities we targeted a cost/income ratio of 65%. Going forward, we will target a pre-tax income margin above 28%. Efficiency measures implemented with strong involvement of senior management have generated cost savings while helping to build an efficiency culture. We have five Centers of Excellence (CoE) in Pune, Raleigh Durham, Singapore, Wroclaw and Mumbai in which we have deployed more than 10,000 roles, improving productivity. We continue to focus on our Operational Excellence program, which has strengthened our culture of continuous improvement and client focus.

To track our progress and benchmark our performance, we have defined a set of key performance indicators for growth, efficiency and performance, and capital to be achieved across market cycles. For a more detailed description of our businesses and our performance in 2010 against the defined targets, refer to II — Operating and financial review — Key performance indicators.

Corporate responsibility and Code of Conduct
At Credit Suisse, we firmly believe that corporate responsibility plays a crucial role in our long-term success as a business. We therefore strive to incorporate our approach to corporate responsibility into every aspect of our work. This approach is founded on a broad understanding of our commitments in banking, society and the environment, our role as an employer and our dialogue with our stakeholders.

During 2010 we reviewed our ethical values and professional standards against the backdrop of regulatory trends. As a result, we amended our Code of Conduct to ensure that all employees operate within a commonly shared framework. Additionally, we reviewed, simplified and formalized our approach to compensation, which is reflected in our Compensation Policy.

To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report and additional information, which can be found at www.credit-suisse.com/responsibility.

Our businesses
Private Banking
Business profile
In Private Banking we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. Private Banking comprises the Wealth Management Clients and Corporate & Institutional Clients businesses, and had total assets under management of CHF 932.9 billion as of the end of 2010. In Wealth Management Clients, we serve more than two million clients, including >>>ultra-high-net-worth and >>>high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of over 100,000 corporations and institutions, mainly in Switzerland, and is an important provider of financial products and services.

Our Wealth Management Clients business is one of the largest in the wealth management industry globally. We offer our clients a distinct value proposition, combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services. We deliver innovative and integrated solutions in close collaboration with Investment Banking and Asset Management. As of the end of 2010, our Wealth Management Clients business had CHF 808.0 billion of assets under management. Our global network comprises 48 countries with 370 office locations, more than 130 outside Switzerland. Wealth Management Clients has 4,200 relationship managers and 24 >>>booking centers, reflecting our multi-shore strategy.

Our Corporate & Institutional Clients business provides premium advice and solutions across a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, investment solutions, global custody and asset and liability management. Clients include small and medium-sized enterprises, global corporations and commodity traders, banks, insurance companies and Swiss pension funds. As of the end of 2010, the business volume of our Corporate & Institutional Clients business was CHF 235.1 billion, with CHF 182.7 billion of client assets and CHF 52.4 billion of net loans. In Switzerland, we cover large corporations out of four locations and we serve small and medium-sized enterprises through relationship managers based in 36 branches.

Key data - Private Banking

	in / end of

	2010	2009	2008

Key data

Net revenues (CHF million)	11,631	11,662	12,907

Income before taxes (CHF million)	3,426	3,651	3,850

Assets under management (CHF billion)	932.9	914.9	788.9

Number of employees	25,600	24,300	24,400

Strategy
Trends and competition
The wealth management industry globally has good growth prospects. Assets of high-net-worth individuals globally are projected to grow approximately 9% per year. While gross margins reflect historically low interest rates, cautious investor behavior and the impact of the sovereign debt crisis and economic uncertainty, the long-term trends remain positive.

Structurally, the industry is facing a number of changes. Regional wealth will continue to shift towards emerging markets, with higher growth rates fueled by entrepreneurial activity and relatively strong economic development. Mature markets, with around two thirds of world wealth located in the US, Japan and Western Europe, will see continued but relatively lower growth, driven by further wealth accumulation and a generational transfer of wealth. New and evolving international treaties and regulation will lead to increased regulation of cross-border banking for clients domiciled in selected countries. At the same time, Switzerland – which combines political and economic stability with a heritage in wealth management – remains highly attractive as a financial center. Finally, regulatory requirements for investment advisory services are increasing, including suitability and appropriateness of advice, client information and documentation. Competition in the industry remains intense, in particular as some competitors have recovered from a period of client asset outflows and restructuring. Attracting and retaining the best talent continues to be a key success factor. As a result of the structural industry trends, we expect industry consolidation to continue.

The Swiss market for Corporate & Institutional Clients continues to offer growth prospects in line with general economic development. Swiss corporations performed relatively well over recent years due to solid business models and conservative financing. A growing number of Swiss companies have to address succession planning, a trend which increasingly creates business opportunities in this market, particularly for banks that can offer a tailored combination of private and investment banking services. Furthermore, in light of fluctuating exchange rates and commodity prices, we expect ongoing demand for hedging solutions.

Key initiatives
Our aspiration is to become the most admired bank for Wealth Management Clients globally and for Corporate & Institutional Clients in Switzerland. We want to be an industry leader in terms of client satisfaction, employee engagement, profitability and growth. With our consistent strategy and our value proposition, combining comprehensive advice, needs-based solutions, integrated bank capabilities and a global reach, we are well positioned to succeed in a changing market environment.

We continue our long-term strategy to invest in international growth by hiring and developing experienced relationship managers, expanding our solutions offering on international platforms, and further building a domestic presence in select markets. We offer both onshore and offshore services in compliance with local laws, rules and regulations, with investments focused on growth markets, including emerging markets and the ultra-high-net-worth segment. The continued proactive development of our compliance framework positions us well to respond to evolving regulation in the markets in which we operate.

In Switzerland, our home market, we aim to gain market share in the Wealth Management Clients business. In the private client segment, we expect to accomplish this by being closer to the client, improving our advisory quality as well as continuously optimizing our branch network. In the wealth management business, we provide superior needs-oriented services to high-net-worth and ultra-high-net-worth individuals by leveraging our competence in advice, in-depth expertise and our capabilities as an integrated bank. The targeted growth segments in the Swiss corporate and institutional business include large corporations, institutional investors, financial institutions and small and medium-sized enterprises with an international focus. Regular client surveys confirm a high degree of client satisfaction, which we believe are reflected in significant net new asset inflows.

To further improve client centricity, we survey and systematically measure client satisfaction by region and segment to understand the existing and emerging needs of clients. We focus on our advisory approach and on segment-specific client solutions, for example, for ultra-high-net-worth clients or entrepreneurs. We have invested over CHF 400 million in our award-winning advisory process in the last ten years. We continue to develop our range of solutions based on client needs and in-depth monitoring of investment opportunities by a team of skilled research and investment professionals. Selection of either internal or third party solutions is based on comprehensive due diligence, including our market view, client profiles, quality assessment and applicable rules and regulations.

Close collaboration with Investment Banking enables us to offer customized and innovative solutions to our clients, especially to ultra-high-net-worth individuals and corporations. In cooperation with Asset Management, we offer a range of client-focused discretionary mandates and access to hedge funds and private equity solutions.

As people are the most critical success factor in delivering our value proposition, we develop our employees through training and certification programs. We strive to be an employer of choice, and as part of our growth strategy, we continue to invest in our relationship managers as a driver of net new assets.

We drive efficiency and productivity, building on our programs for efficiency management and our CoE in Wroclaw, Mumbai and Singapore.
Achievements
Key achievements and measures of our progress in 2010 include:
– International growth: In 2010, we generated CHF 37.0 billion of net new assets in our international businesses, comprising CHF 15.1 billion from EMEA, CHF 9.5 billion from the Americas and CHF 12.4 billion from Asia Pacific. As part of our international growth strategy, we expanded our onshore business in emerging markets, including Russia, the Middle East, India, Asia Pacific and Latin America.

– Market share gains in Switzerland: With CHF 17.6 billion of net new assets, we continued to grow our Swiss business across most client segments through focused growth initiatives. In particular, we continued to increase the number of branches with affluent capabilities, adding 50 branches in 2010, for a total of 132 branches. In addition, we generated significant internal referral volumes within Private Banking and between divisions through our integrated bank model.

– Client centricity: We have continued to implement our ultra-high-net-worth strategy, generating CHF 24.9 billion of net new assets from ultra-high-net-worth clients across all regions in 2010. We have expanded our dedicated coverage of ultra-high-net-worth individuals across regions and our service offering in the areas of prime services and dedicated lending facilities. In addition, we further enhanced our advisory approach, including the global rollout of our Portfolio Risk Analyzer, and implemented various measures to better monitor and increase portfolio quality. We increased discretionary mandates and further expanded our range of solutions.

– Integrating the banking businesses: In 2010, we generated solid revenues from integrated solutions transactions, primarily in cooperation with Investment Banking, especially in the ultra-high-net-worth segment. In collaboration with Asset Management, we expanded our range of products, for example in exchange-traded funds (ETFs). Overall, Private Banking was involved in more than 90% of Group collaboration revenues of CHF 4.4 billion.

– Best people: International hiring and appointments reflected our continued investment in international growth. In 2010, we hired 470 relationship managers, with a share of senior hires of 54%, increasing the number of relationship managers by 120 to a total of 4,690. We initiated an enhanced global training and certification program for all client-facing staff.

– Productivity and financial performance: We achieved a gross margin of 120 basis points in Wealth Management Clients in a market environment characterized by declining margins, and a resilient Private Banking pre-tax income margin of 29.5%, reflecting efficiency initiatives and cost savings through the deployment of more than 1,800 CoE roles.

Awards
We received numerous industry awards, including:
– “Best Private Bank Globally” and in Switzerland, Western Europe, Central and Eastern Europe, the Middle East, Australia, Egypt, Guernsey, Italy, Lebanon, Russia, Singapore and the United Arab Emirates in the “Private Banking Survey 2011” by Euromoney magazine;

– “Outstanding Global Private Bank” by Private Banker International magazine;
– “World’s Best Private Bank” by Global Finance magazine for the third consecutive year;
– “Magna cum laude” for Credit Suisse Germany and Credit Suisse Switzerland in Handelsblatt’s Elite Report and ranked first in Fuchsbriefe’s “all-time best list” in Germany;
– “Best Private Bank in the Middle East” by emeafinance;
– “Best Private Bank Asia” and “Best Private Bank Singapore” for the second consecutive year in The Asset’s Triple A Investment Awards;
– “Overall Best Private Bank” in Singapore in Asiamoney’s awards, as voted by high-net-worth individuals with over USD 25 million in assets under management; and
– “Best Private Bank in Hong Kong” by CAPITAL magazine.
Products and services
Wealth Management Clients
In Wealth Management Clients, our service offering is based on the globally applied Structured Advisory Process, client segment specific value propositions, comprehensive investment services and our multi-shore platform:

– Structured Advisory Process: We analyze our clients’ personal financial situation and prepare investment strategies based on an individual risk profile of liquid and illiquid assets and present and future liabilities. Based on this profile, we recommend an overall asset allocation and specific investments in accordance with the investment guidelines of the Credit Suisse Investment Committee. The implementation and monitoring of the client investment strategy is carried out by the relationship manager.

– Client segment specific value propositions: We offer a range of wealth management solutions tailored to specific client segments. The global market segments we serve are ultra-high-net-worth and high-net-worth clients, and, in Switzerland, private clients. Ultra-high-net-worth and high-net-worth clients contributed a substantial part of assets under management in Wealth Management Clients at the end of 2010. For entrepreneurs, we offer solutions targeted at a range of private and corporate wealth management needs, including succession planning, tax advisory, financial planning and investment banking services. Our entrepreneur clients benefit from the advice of Credit Suisse’s experienced corporate finance advisors, immediate access to a network of international investors and the preparation and coordination of financial transactions to maximize company value. A specialized team, Solutions Partners, offers holistic and tailor-made business and private financial solutions for our ultra-high-net-worth clients.

– Comprehensive investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the analysis and recommendations of our global research team, which provides a wide range of global, independent research with macroeconomic, equity, bond and foreign-exchange analysis, as well as research on the Swiss economy. Investment advice covers a range of services from portfolio consulting to advising on individual investments. We continuously strive to offer clients effective portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists, providing private investors with access to asset classes that otherwise would not be available to them. For clients with more complex requirements, we provide investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. In close collaboration with Investment Banking and Asset Management, we also provide innovative alternative investments with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate.

– Multi-shore platform: With global operations comprising 23 international booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities in their home country as well as in international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than would be available to them onshore. Of the CHF 45 billion in Wealth Management Clients net new assets recorded in 2010, 68% were booked outside Switzerland. We expect international clients will continue to drive our growth in assets under management.

We also offer a broad range of financing products, such as construction loans, fixed and variable rate mortgages, consumer and car loans, different types of leasing arrangements and various credit cards provided by Swisscard, a joint venture between Credit Suisse and American Express. Additionally, we provide flexible financial solutions for every stage of a private client’s life, including private accounts, payment transactions, foreign exchange services, pension products and life insurance. The range of savings products available to private clients includes savings accounts, savings plan funds and insurance solutions. Our core banking product Bonviva combines accounts, payment services and credit cards, simplifying day-to-day banking with a fixed package price.

Corporate & Institutional Clients
In Corporate & Institutional Clients, we supply a comprehensive range of financial solutions including cash management and payment transactions, all forms of traditional and structured lending, capital goods and real estate leasing, investment solutions and specialized services such as corporate finance, trade finance, ship and aviation financing, global custody and asset and liability management. Furthermore, corporate and institutional clients can benefit from tailor-made financial solutions and advice. In addition, we offer specialized products and services, such as multi-currency foreign exchange trading and various straight-through-processing solutions, such as brokerage and execution services.

Investment Banking
Business profile
Investment Banking provides a broad range of financial products and services, with a focus on businesses that are client-driven, >>>flow-based and capital-efficient. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and capital raising and advisory services, as well as comprehensive investment research. Our clients include corporations, governments, pension funds and institutions around the world. We deliver our global investment banking capabilities via regional and local teams based in all major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.

Key data - Investment Banking

	in / end of

	2010	2009	2008

Key data

Net revenues (CHF million)	16,214	20,537	(1,971)

Income/(loss) before taxes (CHF million)	3,531	6,845	(13,792)

Number of employees	20,700	19,400	19,600

Strategy
Trends and competition
The competitive landscape for financial institutions changed significantly in 2010, as legislative and regulatory measures for more stringent supervision of financial institutions gained momentum around the world. Significant regulatory developments during the year include the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, which considerably increases oversight of financial institutions, creates an extensive framework for regulating >>>over-the-counter (OTC) >>>derivatives, and limits the ability of banking entities to invest in private equity and hedge funds and to engage in proprietary trading. In Europe, the EU proposed rules to regulate derivatives trading and adopted proposals to restrict short sales and regulate >>>credit default swaps (CDS). In addition, new Basel III capital, leverage and liquidity standards for financial institutions will increase both the level and quality of capital to be held by banks and prescribe more stringent criteria for counterparty credit risk exposures arising from derivatives, repos and securities financing activities.

While many of these regulatory measures require further detailed rule-making and will be implemented over several years, we expect increased capital requirements and regulation of derivatives to ultimately result in reduced risk taking and increased transparency in the industry. We view the proposed regulations as largely strengthening Credit Suisse’s competitive position given our anticipation of the regulatory changes, the accelerated implementation of our client-focused, capital-efficient strategy in late 2008, our capital strength and our emphasis on flow-based business.

Our client-focused, capital-efficient business model is intended to generate results that are less vulnerable to fluctuations in asset prices, and consequently, less volatile over time. However, as a result of our emphasis on flow-business, our revenues and profitability are likely to be highly dependent on client activity levels and market volumes. We believe that we are particularly well-positioned to capitalize on increased client activity and market volumes as, throughout 2010, we extended our leading market positions in equities, expanded our flow businesses in fixed income, continued to gain market share in advisory and underwriting and strengthened our position in emerging markets.

Finally, we expect increased capital requirements resulting from various regulatory changes, particularly the Basel III standards and the implementation of Basel II.5 standards relating to market risk. We expect an increase in >>>risk-weighted assets (RWAs) in our emerging markets, rates, credit trading, equity derivatives and structured products businesses. However, we expect a substantial portion of the increase in RWAs to be offset by various mitigating actions, including continued reduction of assets in our exit businesses; shifting the asset mix in our structured products businesses towards more highly-rated assets; continued implementation of a flow-based business model in our emerging markets businesses; and the maturing of uncollateralized derivatives exposures, and collateralizing or hedging of remaining uncollateralized exposures, combined with the shift of OTC derivatives to collateralized, central counterparties clearing. For more information on regulatory capital developments and proposals, refer to III – Treasury, Risk, Balance Sheet and Off-balance sheet – Treasury management – Capital management.

Key initiatives
We executed several key initiatives in 2010 to further our client-focused, capital-efficient strategy, and we continue to have a significant opportunity to extend market share gains across our businesses as we build our distribution platform and enhance our electronic capabilities for clients. Key initiatives in 2010 included:

– Significant expansion of our distribution capabilities in fixed income flow businesses. During the year, we significantly increased our flow sales force in our credit, rates and foreign exchange businesses. These investments are increasing our penetration with our key clients and improving breadth and intensity of coverage. Our objective is to be ranked top five in all regions in foreign exchange and top five in the Americas and EMEA in credit and rates.

– Sustained market-leading positions in equities, with continued market share improvement in cash equities and prime services. We expanded >>>Advanced Execution Services® (AES®) product offerings in Asia and entered into an agreement to acquire the prime fund solutions business from Fortis Bank Nederland, a global leader in hedge fund administration services. Upon closing, this acquisition will further strengthen our prime services franchise by enabling us to offer a more complete product suite to our hedge fund clients. In addition, we expanded our flow and corporate derivatives business.

– Increased focus on growing our leading emerging markets platform with key onshore hires and significant progress in the expansion of our business in India. We continue to maintain leading franchises in Brazil and Indonesia and are focused on building strong onshore presence in other key emerging markets.

– Strengthened our underwriting and advisory franchises by making key strategic hires and shifting focus to a more large cap-oriented strategy in the developed markets.
– Continued reallocation of resources, including capital, headcount and technology resources, to our high-return, client-focused businesses. We further invested in building our electronic capabilities in our key fixed income businesses and made significant progress, including a fourfold increase in electronic trading volumes in foreign exchange during the year.

As evidence of the successful implementation of our strategy, substantially all of our revenues arose from client activity. In 2010, over 90% of our revenues were derived from direct client activity, while the remainder arose from indirect client activity and arbitrage trading. Direct client revenues consist primarily of fees and commissions, gains and losses from matching of client trades and revenues from client financing activities. Indirect client revenues consist of gains, losses and financing on inventory positions held for market making activities.

Significant transactions and achievements
We expanded our ability to serve certain geographic and product markets.
– Credit Suisse received a license from the Reserve Bank of India to establish a bank branch in Mumbai. This branch will allow us to significantly enhance our client service and product offering capabilities and marks an important milestone in the development of our India franchise.

– Credit Suisse strengthened its investment banking services in Poland by re-establishing its local equity trading business in Warsaw and increasing research coverage for Polish companies. Poland represents a key market in our growth strategy for Central Europe. The investment will significantly strengthen our current position as an active member of the Warsaw Stock Exchange and a leading trader among international financial institutions.

We executed a number of significant transactions in 2010, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Reynolds and Rank Group Limited (New Zealand packaging company), Weather Investments SpA (Italy-based telecommunications investment company), PPL Corporation (US electricity and natural gas supplier) and NXP B.V. (Dutch semiconductor manufacturer).

– Equity capital markets: We executed IPOs for Westfield Retail Trust (Australia and New Zealand REIT), HRT Participacoes em Petroleo (Brazil-based offshore exploration and production company), United Company RUSAL Limited (a Russian aluminum producer) and QR National (Australian rail freight operator) and a rights offering for BBVA (Spanish banking group). Credit Suisse was also involved in all three large financial institution capital raisings in China (Bank of China, Industrial and Commercial Bank of China, and China Construction Bank).

– Mergers and acquisitions: We advised on a number of key transactions that were announced during the year, including the acquisition by Heineken NV (Dutch brewing company) of Fomento Económico Mexicano, S.A.B. de C.V (Mexican beverage company), the acquisition by Reynolds Group Holdings Ltd. (New Zealand consumer products manufacturer) of Pactiv Corporation (US consumer products packaging manufacturer), the acquisition by Coca-Cola Enterprises, Inc. (US beverage company) of Coca-Cola Company’s (US beverage company) bottling operations in Norway, Sweden and Germany and the sale of Coca-Cola Enterprises’ North American bottling operations to Coca-Cola Company, the acquisition of King Pharmaceuticals Inc. (US diversified specialty pharmaceutical company) by Pfizer Inc. (global pharmaceutical company) and the acquisition by MetLife, Inc. (US insurance company) of American Life Insurance Company (US life insurance company).

Market share momentum:
– We were ranked number one in market share in global cash products in a recent survey conducted by a leading market share analysis provider. We were recognized for our leading equities program trading and electronic trading capabilities by US and European institutions in recent surveys conducted by Greenwich Associates. We were ranked number one in “Portfolio Trading Penetration” and “Self-Directed Electronic Trading Penetration”

– We were ranked second in Greenwich Associates’ annual US Convertibles survey with a 14% market share. For the second consecutive year, we posted the largest market share gain of any firm, with a nearly 1,000 basis point gain since 2008.

– Our overall prime brokerage market share ranking in Europe improved from number two to number one in EuroHedge’s Annual Prime Brokerage Survey. According to the survey, Credit Suisse Prime Services has a 15% market share in the region based on assets and was one of two firms to show asset growth over the past year. We were also ranked number one in macro, fixed income and futures strategies based on assets.

– Credit Suisse Prime Services ranked number one in Global Custodian’s OTC Derivatives Prime Brokerage Survey.
– We made significant progress in Euromoney’s 2010 FX Survey. Our overall market share ranking improved to eighth, and we registered the largest market share increase among the top ten banks. We were also named the “Most Improved Market Share by region” in North America, ranked sixth in Western Europe and in the top three in “Most Improved Market Share by institution” for banks.

– Ranked fourth in Risk magazine’s 2010 Institutional Investors Ranking of derivative providers, moving up six positions from last year. We were the most improved dealer and increased our rankings in six of the nine “overall” fixed income categories. In Swiss francs, we ranked number one in interest rate swaps, interest rate options and forward rate agreements. We also ranked first in all US dollar/Swiss franc currency categories.

– We were recognized for our leading Asian equities client trading and execution services by US Institutions in a recent survey conducted by Greenwich Associates. The survey ranked Credit Suisse number one in “Overall Trading Penetration”, “Sales Trading Capability”, “Electronic Trading Penetration” and “Program Trading Penetration” for Asia (ex-Japan). We were also ranked number two for “Overall Trading Penetration” and “Sales Trading Capability” and number one for “Electronic Trading Penetration” and “Program Trading Penetration” in Japan.

– We were ranked third by Thomson in global completed M&A market share for 2010, compared to eighth in 2009.
– We were ranked third by Thomson in global high yield market share for 2010, compared to fourth in 2009.
– We maintained our #5 global rank in share of wallet for 2010 according to Dealogic, while improving market share to 6.3% compared to 5.9% in 2009.
– We improved our share of wallet according to Dealogic in the Americas to fifth in 2010 with 6.4% market share, from sixth in 2009 with 4.8% market share.
– We improved to fourth in global M&A in 2010 according to Dealogic with 6.4% share of wallet, compared to seventh in 2009 with 5.4% share of wallet.
Awards
We received numerous industry awards in 2010:
– Awarded “Most Innovative Bank of the Year” by The Banker. We were also awarded “Most Innovative in Equity Linked”, “Most Innovative in Equity Derivatives” and “Most Innovative in Bank Capital”.
– Awarded “Best Global Bank” and “Best Emerging Markets Investment Bank” by Euromoney. We also received fourteen regional and country awards in EMEA, Asia-Pacific, Latin America and Switzerland, underscoring the depth and breadth of our global footprint. Strengths highlighted included our strong capital position, credit rating and notable performances in Investment Banking and Private Banking.

– Awarded “Best Bank for High Yield Corporate Bonds” for the Americas by Credit magazine, based on a broad survey of buy-side credit market participants. Credit Suisse gained more market share than any other bank, and was the only one of the top-three bookrunners to increase market share. We were also awarded “Best Euro High Yield Bond,” “Best Dollar High Yield Bond,” “Best Asian Local Currency Bond,” “Best Bond from a Supranational or Development Agency Issuer,” “Best Dollar Investment Grade Bond (corporate)” and “Best Euro Investment Grade Bond (financial)” in a Credit magazine poll.

– Awarded “Euro Bond of the Year” by the International Financing Review for our work with UniCredit. We were also awarded “EMEA High-Yield Bond of the Year” for our work with Ziggo, “Leveraged Loan of the Year” for our work with the Reynolds Group, “Latin America Loan of the Year” for our work with Americas Mining Corporation, “Emerging Asia Bond of the Year” for our work with the Republic of the Philippines, “SSAR Bond of the Year” for our work with the Canadian government,” “Americas Equity Issue of the Year” for our work with the PPL corporation and “Swiss Franc Bond House of the Year.”

– Awarded “Credit Derivatives House of the Year” by Risk magazine.
– Ranked number one for the second consecutive year in the 2010 Global Custodian’s Prime Brokerage survey, earning more “Best in Class” awards than any bank. Among the clients surveyed for the 17th annual survey, Credit Suisse emerged as a leader in scores awarded for reputation. We also ranked number one in the global league tables, as well as number one for funds with USD 5 billion to USD 10 billion of assets under management and funds with over USD 10 billion of assets under management.

– Named “Cash Equities” and “Prime Brokerage” House of the Year by Financial News in its annual European Investment Banking Awards. We were also named “Financial Institutions Bond House of the Year” and awarded “FIG Investment Banking Team of the Year” in its Awards for Excellence in Investment Banking.

– Ranked third among web-based analytical tools in Institutional Investor’s 2010 All-American Fixed-Income Research Team Survey for Locus, our eAnalytics and Live Market Data platform. Locus provides analytics and research across rates, foreign exchange, emerging markets, credit, structured products, equities and commodities. Our ranking in the survey, which is an annual review of the top US fixed-income analysts and tools, demonstrates our commitment to delivering innovative solutions to our clients.

– Awarded “Best Algorithmic Trading Technology (Bank)” by FX week and “Best Algorithmic Trading Service” by Financial News in its Awards for Excellence in Trading & Technology Europe 2010.
– In Asia, we were awarded “Best Equity Brokerage House” by FinanceAsia in its 2010 Achievement Awards, “Best Sell Side Broker” by Asian Investor in its 2010 Service Provider Awards, “Equity Derivatives House of the Year” in Structured Products’ 2010 Asia Awards and “Equity Derivatives House of the Year” by AsiaRisk. We also achieved a number one ranking in Institutional Investor’s All-Asia Research Team survey, improving from number four in 2009.

– Awarded “Deals of the Year” by The Banker in financial institutions capital raising in Africa (Standard Bank), equities and structured finance in America (Santander Brazil and American General), equities in Asia-Pacific (China Pacific Insurance), corporate bonds in Europe (Roche Holding) and SSA bonds in the Middle East (government of Qatar).

– Ranked number two in The Wall Street Journal’s “Best on the Street” analyst survey, moving up from tenth place last year, demonstrating the continuing momentum of our equity research franchise.
– Ranked number one in Institutional Investor’s All Europe Research Team Survey.

Repositioning Investment Banking

	Key client businesses	Repositioned businesses	Exit businesses
Equities	■ Cash equities ■ Electronic trading ■ Prime services ■ Equity derivatives – focus on flow and corporate trades	■ Equity trading – focus on quantitative and liquid strategies ■ Convertibles – focus on client flow	■ Highly structured derivatives ■ Illiquid principal trading
Fixed income	■ Global rates ■ Foreign exchange ■ High grade credit/debt capital markets ■ US RMBS trading ■ Commodities trading (joint venture)	■ Emerging markets – maintain leading business but with more limited risk/credit provision ■ US leveraged finance – maintain leading business but focus on smaller/quicker to market deals	■ Mortgage origination ■ CDO ■ Certain non-US leveraged finance trading ■ Non-US RMBS ■ Highly structured derivatives ■ Power & emission trading
Advisory	■ Strategic advisory (mergers & acquisitions) and capital markets origination	■ Corporate lending – improved alignment of lending with business and ability to hedge	■ Origination of slow to market, capital-intensive financing transactions
	Develop existing strong market positions	Maintain competitive advantage but reduce risk and volatility	Release capital and resources; reduce volatility

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

Fixed income
– Rates: Interest rate products makes markets in the government bond and associated OTC derivative swap markets of developed economies, and its products include government bonds, bond options, interest rate swaps and options, structured interest rate derivatives and solutions for institutions to structure and manage longevity risk. Foreign exchange provides market making and positioning in products such as spot and options for currencies in developed markets, dedicated research and strategy and structured advisory services. Listed derivatives provide innovative derivative product support, drawing on global execution capabilities, electronic trading systems and sophisticated analytics.

– Credit: Credit products offers a full range of fixed income products and instruments to clients, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured products that address specific client needs. Credit derivatives trades and structures credit derivatives on investment grade and high yield credits. We are a leading dealer in flow business, which trades single-name CDS on individual credits, credit-linked notes and index swaps and structured products, providing credit hedging solutions to clients. Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and >>>commercial paper. Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high yield debt for non-investment grade corporate and financial sponsor-backed companies.

– Structured products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily >>>residential mortgage-backed securities and asset-backed securities (ABS), that are based on underlying pools of assets. The underwriting business handles securitizations for clients in most industry sectors. Our structured products business also includes secondary trading in >>>commercial mortgage-backed securities (CMBS). Further, in response to client needs, we are considering proposals to re-enter CMBS origination in a limited and conservative manner.

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
Equity research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 3,000 companies worldwide and provides macroeconomic insights into this constantly changing environment.

HOLT offers one of the fastest and most advanced corporate performance, valuation and strategic analysis frameworks, tracking more than 20,000 companies in over 64 countries.
Asset Management
Business profile
Asset Management offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. We invest across a broad range of asset classes with a focus on alternative investment strategies, emerging markets, asset allocation and traditional investment strategies. Our investment professionals deliver strong investment performance that can be accessed through best-in-class products and holistic client solutions. We had CHF 425.8 billion of assets under management as of the end of 2010.

We are an industry leader in alternative investment strategies, with CHF 195.6 billion of assets under management as of the end of 2010. Alternative investment strategies include hedge fund strategies, private equity, real estate & commodities, credit investments, ETFs and index strategies. Our alternative investments business also has a strong footprint in emerging markets, including Brazil and China.

Traditional investment strategies, with assets under management of CHF 229.4 billion, include multi-asset class solutions and other traditional investment strategies, primarily in Switzerland, where we are an industry leader. In multi-asset class solutions, we provide tailored asset allocation products to clients around the world and have CHF 114.9 billion of assets under management. In other traditional investment strategies, with CHF 114.5 billion of assets under management, we invest in fixed income and equity markets and provide institutional pension advisory services.

We pursue partnerships with leading investment managers globally, and our strategic alliances and joint ventures allow us to provide our clients with strong investment capabilities across a broad array of asset classes. As part of our client-focused integrated business model, we are increasingly coordinating and leveraging our activities with Private Banking and Investment Banking. Through collaboration with both internal and external partners, we aspire to deliver best-in-class solutions to our clients.

We have made direct investments as well as investments in partnerships that make private equity and other investments in various portfolio companies and funds. We offer our employees opportunities to invest side by side with our clients in certain investments.

Key data - Asset Management

	in / end of

	2010	2009	2008

Key data

Net revenues (CHF million)	2,332	1,842	632

Income/(loss) before taxes (CHF million)	503	35	(1,185)

Assets under management (CHF billion)	425.8	416.0	411.5

Number of employees	2,900	3,100	3,100

Strategy
Trends and competition
The asset management industry continued to recover from the global financial crisis during 2010. Investors remained cautious and hesitant to invest in riskier asset classes, and fundraising varied considerably across asset classes. In alternative investments, the hedge fund industry began to see renewed investor demand, particularly in the second half of 2010, with top-performing, brand-name managers capturing the majority of asset inflows. Credit strategies continued to attract client inflows due to the strong performance of most fixed income and credit markets. Illiquid fundraising remained challenging, particularly in private equity and real estate. Within traditional asset classes, investors withdrew cash from money market products and primarily re-invested in fixed income products. The demand for passive vehicles like ETFs and index products remained robust in 2010, while emerging markets debt and equity products continued their strong momentum.

The regulatory environment continued to evolve throughout 2010 as the US passed new regulations that limit a bank’s ability to invest in certain hedge funds and private equity, and the amount of banks’ capital in illiquid investment funds. These changes, in addition to proposed changes in the alternative investments industry in Europe, have accelerated the trend towards simpler, more regulated fund structures, reinforced by investor appetite for better transparency and risk management. While many of these regulatory measures have a multi-year implementation period, we view the proposed regulations as enhancing Credit Suisse’s competitive position given the alignment of proposed measures with our client-focused and capital-efficient strategy that we began implementing in 2008.

As capital markets strengthened, asset managers across the industry began to reinvest in their businesses and in new strategic initiatives. Expanding emerging markets capabilities, particularly in alternative investments, was a key initiative for many of our competitors. Alternative investment managers sought to broaden their product offerings and continued expanding into the traditional investment sector through the launch of long-only products and acquisitions. Long-term assets under management rose across the industry as most asset classes generated positive returns and investors began to reinvest accumulated cash holdings. Many hedge funds industry-wide reclaimed their high water marks and again generated performance fees.

Key initiatives
In 2010, we continued to implement our strategy focused on alternative investment strategies, emerging markets, asset allocation and the traditional businesses in Switzerland. We focused on:
– delivering leading investment performance capabilities through our in-house funds and partnerships;
– building higher margin, capital-efficient businesses;
– leveraging the integrated banking model;
– growing asset inflows through our multi-channel distribution network; and
– expanding our emerging markets franchise across alternative investment and traditional products.
Key examples of our progress include:
– six consecutive quarters of positive asset inflows;
– acquiring a significant noncontrolling interest in York Capital Management, a premier global event driven hedge fund manager with a 19 year track record and broad-based product platform;
– expanding our ranges of ETFs to over 50 across fixed income, equity, commodity and emerging markets products. Through our partnership with Investment Banking, we expanded trading to the London Stock Exchange and launched new products on the SIX Swiss Exchange, Xetra in Germany and Borsa Italiana in Italy;

– the launching, in collaboration with Private Banking, of the first Swiss real estate fund that invests in diversified hospitality properties throughout Switzerland. The fund had strong demand from investors, raising CHF 900 million;

– a new Brazilian corporate credit fund, raising almost CHF 800 million;
– an emerging markets fund to pursue credit investments in global emerging markets;
– spinning off our real estate private equity fund and our credit hedge fund Candlewood Investments, and selling our Australian property and credit funds;
– launching the Credit Suisse Long/Short Liquid Index and Credit Suisse Merger Ard Index;
– receiving the awards “Best Large Fixed-Interest Fund House in Switzerland”, runner-up in “Best Large Equity Fund House Switzerland” and runner-up in “Best Multi-asset Fund House Switzerland” by Morningstar; and

– receiving two awards for our commodities platform. Futures and Options World recognized our commodity index products with the Silver Award for Best Innovation by a bank, broker or futures commission merchant. Additionally, the Credit Suisse Glencore Active Index Strategy Funds received the award for Commodity Deal of the Year from the Commodity Business Awards.

We expect this strategy to continue to increase net new assets and assets under management and improve our profitability. Key initiatives we will focus on going forward include:
– providing clients with customized advice and solutions;
– building our liquid alternatives product range in hedge funds and hedge funds of funds;
– expanding our real estate product offering as opportunities emerge;
– launching new private equity funds, particularly in secondary and funds of funds;
– expanding our traditional fixed income and equities capabilities in Switzerland;
– seeking to strengthen our relationship with Private Banking through further collaboration and the distribution of Asset Management products and services to Private Banking clients;
– expanding our collaboration with Investment Banking and Private Banking on technological innovations to better serve our clients; and
– continuing to improve operating efficiency by streamlining our business support operations.
Products and services
Asset Management offers institutional and individual clients a range of products, such as alternative and traditional products. We reach our clients through our own distribution teams, the Private Banking and Investment Banking divisions and through our and third-party distribution channels. We also offer investment strategies through joint ventures with external managers across various regions and asset classes to enhance results for shareholders and clients in new or strategic areas.

Alternative investment strategies
We are a market leader in alternative investments, with a range of products including private equity, real estate and liquid strategies, including single-manager hedge funds, multi-manager hedge funds, credit strategies and ETF and index strategies. We also offer a range of strategies focused on emerging markets where we target significant growth potential through a range of products including hedge funds, private equity, real assets, index strategies, fixed income and equity solutions.

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
In liquid strategies, we offer access to a number of assets through both active and constrained investment strategies. Among our active strategies, our single-manager hedge fund platform provides access to leading in-house hedge fund managers and through partnerships with best-in-class partners. We also provide actively managed hedge funds of funds across several strategies, including event-driven, emerging markets, convertible arbitrage, fixed income arbitrage, global macro, managed futures, volatility arbitrage and long/short investing.

In addition, we offer highly liquid, systematic market exposure to equity, fixed income, real estate, commodity, volatility and hedge fund markets through constrained or passive investment strategies. Our indexed solutions business and ETF franchise allow institutions and individual clients to access a wide variety of asset classes in a cost-effective manner. Liquid strategies also includes the Dow Jones Credit Suisse Hedge Fund Index, one of the world’s leading hedge fund indices.

Our credit strategies business focuses on the volatility of credit risk premiums of various debt instruments, capitalizing on economic fluctuations that impact premiums. Our performing credit strategies group specializes in the management of leveraged financial assets such as loans, high yield bonds and structured products.

In emerging markets we offer a range of Brazil-focused products through Credit Suisse Asset Management Brazil and Credit Suisse Hedging Griffo. Our Brazilian platform provides a range of institutional-quality products, including fixed income, equities and hedge solutions. Through our relationship with ICBC in China, we offer investment products to local clients through ICBC’s strong distribution network.

Traditional investment strategies
In the area of multi-asset class solutions, we provide clients around the world with innovative solutions and comprehensive management across asset classes to optimize client portfolios, with services that range from funds to fully customized solutions. Stressing investment principles such as risk management and asset allocation, we take an active, disciplined approach to investing. We develop and implement custom investment allocation strategies across asset classes for both private and institutional clients. These solutions can combine traditional investments, such as cash, bonds and equities, with alternative investments. Discretionary mandates are managed with an open architecture approach, allowing us to tap into the investment capabilities of the best asset managers globally.

Other traditional investment strategies include a suite of fixed income and equity funds that are managed primarily in Switzerland. These strategies provide our clients access to an array of global and regional investment strategies and sophisticated investment processes, efficiency, flexibility, liquidity and transparency.

Organizational and regional structure
Organizational structure
We operate in three global business divisions and reporting segments – Private Banking, Investment Banking and Asset Management. Consistent with our client-focused, capital-efficient business strategy, we coordinate activities in four market regions: Switzerland, EMEA, Americas and Asia Pacific. In addition, Shared Services provides centralized corporate services and business support, as well as effective and independent controls procedures in the following areas:

– The CFO area comprises 15 functions, including New Business, Product Control, Financial Accounting, Group Controlling, Tax, Treasury, Investor Relations, Corporate Real Estate & Services, Expense Management, Supply Management and Operational Excellence.

– The General Counsel area provides legal and compliance support to help protect the reputation of Credit Suisse. It does so by giving legal and regulatory advice and furnishing employees with the tools and expertise to comply with applicable internal policies and external laws, rules and regulations.

– The CRO area comprises strategic risk management, credit risk management, risk analytics and reporting, and operational risk oversight activities, which cooperate closely to maintain a strict risk control environment and to help ensure that our risk capital is deployed wisely.

– The CIO area partners with the business to leverage technology across the business to facilitate execution and product delivery, and designs innovative systems and platforms to meet the needs of our businesses and Shared Services. This area is organized around functional and regional departments.

– The Talent, Branding and Communications area comprises human resources, corporate communications, corporate branding and advertising. Human Resources strives to attract, retain and develop staff, while also creating a stimulating working environment for all employees. Corporate Communications provides support in media relations, crisis management, executive and employee communications, branding and corporate sponsorship.

Other functions providing corporate services include One Bank Collaboration, Corporate Development and Public Policy. One Bank Collaboration facilitates cross-divisional collaboration initiatives throughout the Group and measures and controls collaboration revenues. Corporate Development manages the Group’s strategic planning cycle, proposes strategic planning initiatives and analyzes merger and acquisition opportunities, while Public Policy promotes and protects the interests of Credit Suisse and its reputation.

The CEOs of the divisions and regions report directly to the Group CEO, and, together with the CFO, CIO, CRO, General Counsel and Chief Talent, Branding and Communications Officer, they formed the Executive Board of Credit Suisse in 2010.

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

Market regions
Switzerland
Switzerland, our home market, represents a broad business portfolio. We employ more than 21,700 people in Switzerland. The Private Banking division comprises our Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients, we offer our clients a distinct value proposition combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services tailored to different client groups, from private clients to >>>ultra-high-net-worth individuals. In Corporate & Institutional Clients, we provide premium advice and solutions within a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, investment solutions, global custody and asset and liability management. Clients include small and medium-sized enterprises, global corporations and commodity traders, banks and Swiss pension funds. The Investment Banking division offers a full range of financial services to its Swiss client base, holding market-leading positions in the Swiss debt and capital markets as well as in mergers and acquisition advisory. The Asset Management division has a market-leading position in the Swiss traditional business, and also offers a broad range of alternative investment products and multi-asset class solutions.

EMEA
We are active in 26 countries across the EMEA region with approximately 9,200 employees working in 78 offices. Our regional headquarters is in the UK, but we have an onshore presence in every major EMEA country. The EMEA region encompasses both developed markets, such as France, Germany, Italy, Spain and the UK, and emerging markets, including Russia, Poland, Turkey and Middle East. We continue to expand our geographic footprint, opening our first office in the Nordic region in Stockholm and expanding our presence in South Africa. We implement our client-focused integrated strategy at the country level, serving corporate, government, institutional and private clients. All three divisions are strongly represented in the EMEA region, with the Investment Banking division providing a full spectrum of financial advisory services with strong market shares across many key products and markets. Private Banking continues to generate strong net new asset flows in the region and continues to further develop its ultra-high-net-worth and Single Family Office offerings. The Asset Management division continues to focus on the distribution of a variety of investment products and the expansion of its ETF platform. To leverage our cross-divisional capabilities, we foster collaboration among employees across divisions to deliver innovative and tailored solutions to our clients.

Americas
Americas comprises our operations in the US, Canada, the Caribbean and Latin America with approximately 12,100 employees. In the US, our emphasis is on our core client-focused and flow-based businesses in Investment Banking, and on building on the market share gains we have achieved in a capital-efficient manner. In Private Banking, we see considerable potential to leverage our cross-divisional capabilities, as we further develop our onshore wealth management platform in the US, Brazil and Mexico. Continued growth of our alternative investments business is at the heart of our focused growth strategy in Asset Management. In Canada, we continue to expand our fast-growing securities businesses and leverage our banking advisory strength. In Latin America, particularly in our key markets of Brazil and Mexico, we continue to focus on providing clients with a full range of cross-divisional services.

Asia Pacific
Credit Suisse is present in 12 Asia Pacific markets with 7,100 employees, giving it one of the broadest footprints among international banks in the region. We have invested substantially in our presence in key major markets, including Australia, China, India and Japan, broadened the scope of our offerings in countries where we have built a competitive advantage and continued to grow emerging markets franchises. Private Banking has its principal centers in Singapore and Hong Kong, opening recently in key onshore wealth markets such as Australia and Japan, leveraging our Investment Banking and Asset Management activities to deliver integrated solutions to clients. The Investment Banking division continues to expand its coverage footprint in major markets, and we are one of the dominant players in Southeast Asia. We received a license from the Reserve Bank of India to establish a bank branch in Mumbai and acquired stock exchange trading rights in the Philippines. Asset Management in Asia Pacific operates as a globally integrated business in close collaboration with the Private Banking and Investment Banking divisions to deliver quality investment performance with a focus on alternative investments, asset allocation and emerging markets.

Regulation and supervision
Overview
Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our banking, investment banking and asset management businesses. The supervisory and regulatory regimes of the countries in which we operate will determine to some degree our ability to expand into new markets, the services and products that we will be able to offer in those markets and how we structure specific operations. We are in compliance with our regulatory requirements in all material respects and in compliance with regulatory capital requirements.

There is coordination among our primary regulators in Switzerland, the US and the UK. The principal regulatory structures that apply to our operations are discussed below.
In response to the extremely challenging financial and credit market conditions that began in the second half of 2007, regulators, including our primary regulators, have focused on reforming the regulatory framework for financial services firms. Some of the more significant recently proposed and enacted regulations are noted below. For information on risks that may arise from an increase in regulation, refer to IX – Additional information – Risk factors.

Regulatory proposals and developments
Governments and regulatory authorities around the world have responded to the financial crisis by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by supranational organizations and in Switzerland, the US, the EU and the UK that could potentially have a material effect on our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to increase, we cannot predict the likely impact of proposed regulations on our businesses or results. As these and other financial reform proposals are considered, we believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. We believe, however, that we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.

In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework is designed to strengthen the resilience of the banking sector. The Basel III international framework for liquidity risk measurement, standards and monitoring includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period beginning in 2011, addresses liquidity risk over a 30-day period and is in line with our liquidity risk management framework and our revised liquidity principles with FINMA. The NSFR, which is expected to be introduced January 1, 2018 following an observation period beginning in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon and is in line with our liquidity risk management framework. The ratio of available stable funding to the amount of required stable funding must be greater than 100%. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. The BCBS agreement was adopted by the >>>G-20 nations in November 2010. Each G-20 nation will now need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

Under Basel III, the minimum tier 1 common equity ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This tier 1 common equity ratio will have certain regulatory deductions or other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018 including deduction of deferred tax assets for tax-loss carryforwards and adjustments for unfunded pension liabilities. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% tier 1 common equity requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The new capital conservation buffer will be phased in from January 1, 2016 through January 1, 2019.

Basel III also provides for a countercyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed only rarely by national regulatory authorities based on credit exposure and certain other circumstances. Both the amount and the implementation of the countercyclical buffer require action by national regulatory authorities.

Most capital instruments that no longer meet the stricter criteria for inclusion in tier 1 common equity will be excluded beginning January 1, 2013. Capital instruments that no longer qualify as non-common tier 1 capital or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out.

In early October 2010, the Expert Commission appointed by the Swiss Federal Council released its report with recommendations on how to address the “too big to fail” issues relating to big banks. The recommendations include capital and liquidity requirements and proposals regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The recommendations on capital requirements build on Basel III, but go beyond its minimum standards and the current “Swiss finish”. In December 2010, the Swiss Federal Council made a submission for legislative proposals to amend the Banking Act in 2011 based on the report by the Expert Commission. The consultation period will last until March 23, 2011. The Swiss Parliament is expected to consider many of the recommendations beginning in June 2011.

The Expert Commission proposes to add a capital buffer to the Basel III minimum requirements equal to 8.5% of RWAs, which would consist of at least 5.5% in the form of common equity and up to 3% in the form of contingent capital with a high trigger. A high trigger means the bonds could be required to convert into common equity in the event the common equity tier 1 ratio falls below an agreed threshold. The Expert Commission also proposes to add a progressive capital component equal to 6% of RWAs, which could consist entirely of contingent capital with lower triggers or other qualifying instruments. The qualifying terms of contingent capital will need to be determined by FINMA in accordance with Swiss law.

The Expert Commission recommended that the Swiss capital requirements track the phase-in of the Basel III requirements. If enacted into law, the Bank and the Group would be required to have common equity of at least 10% of RWAs and contingent capital or other qualifying capital of another 9% of RWAs by January 1, 2019. These recommended requirements may change depending on the market share and size of the big banks and the terms of the requirements enacted into law by the Swiss Parliament. Assuming the Expert Commission’s recommendations become law, Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing contingent capital or other instruments that qualify for the buffer and progressive capital components.

In June 2010, the BCBS announced its decision to postpone the implementation of the revisions to the >>>Basel II market risk framework to no later than December 31, 2011. On November 10, 2010, the Swiss Federal Council decided to follow the proposal of FINMA and implement the revisions to the Basel II market risk framework for FINMA regulatory capital purposes by the original implementation date of January 2011. The implementation of the Basel II.5 revisions for BIS purposes would have increased our RWAs as of the end of 2010 by approximately CHF 29 billion and reduced tier 1 capital as of the end of 2010 by approximately CHF 2.5 billion, resulting in a tier 1 ratio of 14.2% under Basel II.5 on January 1, 2011. We expect the combined Basel II.5 and Basel III revisions to increase our RWAs to approximately CHF 400 billion on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing RWAs by approximately CHF 50 to 70 billion in exit businesses, structured products, emerging markets and >>>derivatives.

For further information on capital, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management.
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Dodd-Frank Act). Although the Dodd-Frank Act provides a broad framework for regulatory changes, implementation will require further detailed rulemaking over several years by different regulators, including the Department of the Treasury, the Fed, the US Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation, the Commodity Futures Trading Commission (CFTC) and the newly created Financial Stability Oversight Council (the Council). In imposing heightened capital, leverage, liquidity and other prudential standards on foreign banking organizations such as the Group, the Fed is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards.

The Dodd-Frank Act will limit the ability of banking entities to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the US, and provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk.

US regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the Council determines pose a grave threat to financial stability. The Dodd-Frank Act will furthermore create an extensive framework for the regulation of >>>OTC derivatives and requires broader regulation of hedge funds and private equity funds, as well as credit agencies. The Dodd-Frank Act also establishes a new regime for the orderly liquidation of systemically significant financial companies and authorizes assessments on financial institutions with USD 50 billion or more in consolidated assets to repay outstanding debts owed to the Treasury in connection with a liquidation under the new insolvency regime. In addition, the Dodd-Frank Act requires issuers with listed securities, which may include foreign private issuers like the Group, to establish a claw-back policy to recoup erroneously awarded compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the antifraud provisions in the Securities Act, Exchange Act and Advisers Act. Other current reform proposals could also potentially have a material effect on our businesses. Implementation of the Dodd-Frank Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the details, impact and timing of these reforms.

The EU and the UK have also proposed and enacted regulations to address systemic risk, to reform compensation practices and to further regulate the securities industry. EU leaders have agreed that member states should impose a levy on financial institutions to ensure fair burden sharing and create incentives to contain systemic risks. While there is currently no consensus among member states on details of how the levies should be designed, the UK, Germany and France have said they would impose such levies. In June 2010, the UK proposed a levy attributable to the UK operations of large banks on certain funding. Under proposed legislation, the levy would come into effect from January 1, 2011 at a rate of 7.5 basis points for short-term liabilities and 3.75 basis points for long-term equity and liabilities.

In July 2010, the European Parliament approved amendments to the Capital Requirements Directive (CRD), including restrictions on the bonuses of senior management and certain other employees who could have a material impact on risk. These restrictions include limiting the portion that may be paid initially in cash and imposing deferrals and “at risk” requirements for a large portion of such bonuses. The amended directive requires member states to adopt national rules ensuring that institutions have compliant remuneration principles by January 2011, which are applicable to compensation awarded for services in 2010.

In September 2010, the EU Council of Ministers, the EU Commission and the European Parliament reached agreement on a new EU supervisory framework. The framework created four new supervisory bodies: the European Banking Authority, the European Securities and Markets Authority, the European Insurance and Occupational Pensions Authority, with responsibility for micro-prudential regulation, safeguarding financial soundness at the level of individual financial firms and protecting consumers of financial services, and the European Systemic Risk Board, with responsibility for macro-prudential oversight, monitoring potential threats to financial stability that arise from macro-economic developments.

In September 2010, the EU Commission published a proposal for a regulation on short selling and certain aspects of credit defaults swaps, which is expected to enter into force on July 1, 2012. The proposed regulation is intended to enhance disclosure obligations for short positions relating to EU shares, EU sovereign debt and >>>CDS relating to EU sovereign debt issuers and would restrict uncovered, or naked, short selling.

In September 2010, the EU Commission published its proposal for a Regulation on OTC derivatives, Central Counterparties and Trade Repositories. The proposed regulation would require certain standardized OTC derivatives contracts to be centrally cleared and require market participants to file information on non-cleared OTC derivatives trades with central trade repositories.

In October 2010, the EU Commission published a communication setting out certain proposals for the taxation of the financial sector and a communication on a proposed EU framework for crisis management in the financial sector that would apply to all credit institutions and some investment firms whose failure presents a risk to the stability of the financial system. The EU Commission intends to publish a legislative proposal on the crisis management framework in 2011.

In December 2010, the EU Commission published a consultation on a review of the Markets in Financial Instruments Directive (MiFID). The consultation sets out a number of significant proposals, including a proposal for harmonizing the conduct of cross-border business by non-EU investment firms and credit institutions and proposals relating to broker crossing systems and trading activities that are currently outside MiFID’s scope, new conduct of business requirements, and enhancements to the regulation of underwriting and placing. The EU Commission plans to propose amendments to MiFID in 2011.

Other governmental bodies are considering imposing taxes on, or limiting the tax deductibility of, certain large bonuses.
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

FINMA is the sole bank supervisory authority in Switzerland and is independent from the SNB. Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system.

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

Under the Bank Law, a bank must maintain an adequate ratio between its capital resources and its total >>>risk-weighted assets. This requirement applies to the Group on a consolidated basis. For purposes of complying with Swiss capital requirements, bank regulatory capital is divided into tier 1 and tier 2 capital.

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

The Group became subject to the requirements of the >>>Basel II capital adequacy standards on January 1, 2008, subject to a “Swiss finish” under the Capital Adequacy Ordinance. In November 2008, we agreed to a decree issued by FINMA requiring that we comply with new capital adequacy ratios, in lieu of the “Swiss finish”, and leverage capital requirements by the year 2013. The new capital adequacy target will be in a range between 50% and 100% above the Pillar I requirements under Basel II. In addition, the decree includes leverage capital requirements that require us to maintain by 2013 a ratio of core eligible capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank legal entity level. Total assets are adjusted for purposes of calculating the leverage ratio, and adjustments relate to assets from Swiss lending activities and assets excluded in determining regulatory core capital. These requirements, which will be phased in, are intended to be counter-cyclical, with the expected capital adequacy target level 100% above the Pillar I requirements, and a leverage ratio above the minimum 3% or 4%, during good times.

Banks are required to maintain a specified liquidity ratio under Swiss law. According to FINMA, the Group is required to maintain adequate levels of liquidity on a consolidated basis and is not required to comply with the detailed calculations for banks. In April 2010, we agreed on revised liquidity principles with FINMA, following its consultation with the SNB to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of 2Q10. The principles may be modified to reflect the final BCBS liquidity requirements.

For further information on our capital and liquidity, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management. For information on liquidity and capital standards under the BCBS Basel III framework, the report of the Swiss Expert Commission on “too big to fail” issues relating to big banks, and the revisions to the Basel II market risk framework (Basel II.5), refer to Regulatory developments and proposals.

Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s eligible capital, taking into account counterparty risks and >>>risk mitigation instruments.

Under the Bank Law and SESTA, Swiss banks and securities dealers are obligated to keep confidential the existence and all aspects of their relationships with customers. These customer confidentiality laws do not, however, provide protection with respect to criminal offenses such as insider trading, money laundering, terrorist financing activities, tax fraud or evasion or prevent the disclosure of information to courts and administrative authorities.

Swiss rules and regulations to combat money laundering and terrorist financing are comprehensive and require banks and other financial intermediaries to thoroughly verify and document customer identity before commencing business. In addition, these rules and regulations include obligations to maintain appropriate policies for dealings with politically exposed persons and procedures and controls to detect and prevent money laundering and terrorist financing activities, including reporting suspicious activities to authorities.

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

The New York Banking Law authorizes the Superintendent to take possession of the business and property of the New York Branch under circumstances generally including violations of law, unsafe or unsound practices or insolvency. In liquidating or dealing with the New York Branch’s business after taking possession, the Superintendent would only accept for payment the claims of depositors and other creditors (unaffiliated with us) that arose out of transactions with the New York Branch. After the claims of those creditors were paid out of the business and property of the Bank in New York, the Superintendent would turn over the remaining assets, if any, to us or our liquidator or receiver.

Under New York Banking Law, the New York Branch is generally subject to single borrower lending limits expressed as a percentage of the worldwide capital of the Bank.
Our operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Fed in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the Fed and is subject to Fed requirements and limitations on the acceptance and maintenance of deposits and restrictions on the payment of interest on demand deposits (although the prohibition on the payment of interest on demand deposits will be removed under the Dodd-Frank Act). Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the US Federal Deposit Insurance Corporation.

US federal banking laws provide that a state-licensed branch (such as the New York Branch) or agency of a foreign bank may not, as a general matter, engage as principal in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the Fed has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to single borrower lending limits based on the capital of the entire foreign bank. Under the Dodd-Frank Act, lending limits will take into account credit exposure arising from derivative transactions, securities borrowing and lending transactions and >>>repurchase and >>>reverse repurchase agreements with counterparties. In addition, regulations which the Council may adopt could affect the nature of the activities which the Bank (including the New York Branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.

The Fed may terminate the activities of a US branch or agency of a foreign bank if it finds that the foreign bank: (i) is not subject to comprehensive supervision in its home country; or (ii) has violated the law or engaged in an unsafe or unsound banking practice in the US.

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

On March 23, 2000, Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law and, as a result, may engage in a broad range of non-banking activities in the US, including insurance, securities, private equity and other financial activities. Credit Suisse Group is still required to obtain the prior approval of the Fed (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of (or otherwise controlling) any US bank, bank holding company or many other US depositary institutions and their holding companies, and the New York Branch is also restricted from engaging in certain tying arrangements involving products and services, and in certain transactions with certain of its affiliates. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed under applicable Fed rules, or otherwise fails to meet any of the requirements for financial holding company status, it may be required to discontinue certain financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

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

EU
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. The EU has established a European Systemic Risk Board for macro-prudential oversight of the financial system, a European Banking Authority, a European Insurance and Occupational Pensions Authority and a European Securities and Markets Authority. These institutions will be responsible for promoting consistency between national regulators in the implementation of EU legislation.

The CRD, implemented in various EU countries including the UK, applies the >>>Basel II capital framework for banking groups operating in the EU. The CRD has been amended by CRD II, which governs own funds, large exposures, supervisory arrangements, qualitative standards for liquidity risk management and securitization, and which came into force on December 31, 2010, and by CRD III, which governs both the disclosure and content of remuneration policies, effective January 1, 2011, and capital requirements for trading books and re-securitizations and disclosure of securitization exposures, effective December 31, 2011.

MiFID establishes high-level organizational and business conduct standards that apply to all investment firms. These include standards for managing conflicts of interest, best execution, customer classification and suitability requirements for customers. MiFID sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other investment services and activities, MiFID provides a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout Europe on the basis of authorization from their home state regulator.

UK
The UK FSA is the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). The FSA regulates banking, insurance, investment business and the activities of mortgage intermediaries. The FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted. In June 2010, the UK Government announced that the FSA will be replaced by three new agencies: the Prudential Regulation Authority, a subsidiary of the Bank of England, which will be responsible for the prudential regulation of banks and larger investment firms; the Consumer Protection and Markets Authority which will regulate markets and the conduct of financial firms providing services to consumers; and the Financial Policy Committee of the Bank of England, which will be responsible for macro-prudential regulation.

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

On January 1, 2011, the FSA implemented the requirements of CRD III in its revised code of practice on remuneration policies became effective, requiring both EEA and non-EEA banks, building societies and investment firms to have in place remuneration policies that are consistent with effective risk management. It also includes twelve principles covering areas of governance, performance measurement and composition of remuneration, to help firms understand how the FSA will assess compliance.

Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Investment Banking
Asset Management
Corporate Center
Results overview
Assets under management
Critical accounting estimates

Operating environment
Global economic growth continued in 2010, but with significant regional differences. European sovereign debt concerns were a dominant issue during the year and weighed on financial markets. Expansionary monetary policies were maintained in most major countries. The majority of equity markets posted positive returns over 2010 and bond yields declined. Volatility in currency markets was high, with both the Swiss franc and yen benefiting from their safe haven status.

Economic environment
The global economy continued its gradual recovery in 2010, though at a moderate pace, driven by global manufacturing gains in the first half of the year, renewed credit and equity market activity and increased US consumer spending. The improvement in economic activity varied among countries and regions, however, and the sustainability of the recovery remained uncertain as high unemployment rates continued to weigh on economies around the world. While US consumer confidence was little changed over 2010, business confidence in manufacturing and services improved, particularly in the fourth quarter. Emerging markets, particularly in Asia, showed strong growth, especially in the first half of the year. Most EU countries, notably Germany, reported solid growth, and the expansion in the US continued. Central banks around the world, including the US Federal Reserve (Fed), Bank of England and European Central Bank (ECB), maintained historically low interest rates. However, a number of central banks, particularly in the emerging markets, began to tighten their monetary and fiscal policies. The Chinese central bank raised reserve requirement ratios and its policy rate. Policy rates were also raised in other countries including Australia, Brazil, Canada, India and Sweden. Inflationary pressures remained subdued in most developed countries. While food and energy-related effects kept headline inflation rates at elevated levels, core inflation rates reached multi-year lows in most EU countries and the US.

Sovereign debt concerns in Europe (mainly in Greece, Ireland, Portugal and Spain) dominated financial markets in 2010. European governments constructed an aid package in order to support troubled EU governments. Further support came from the ECB and the International Monetary Fund, with the resulting crisis facility contributing to stabilizing the markets.

In Switzerland, the favorable economic trend continued and the unemployment rate was lower at the end of 2010 compared to the end of 2009. Swiss consumer confidence increased in 2010, especially during the first six months of the year. The Swiss franc appreciated significantly against most major currencies, presenting some risk for Swiss exports and tourism and impacting assets under management, revenues and profits at Swiss financial institutions. The Swiss National Bank intervened heavily in the currency market in the second quarter to prevent excessive appreciation.

Based on strong earnings and a low interest rate environment, equity markets, especially in the US, performed well. The US equity market gained 13%, outperforming emerging markets in Asia and Latin America (refer to the charts “Equity markets”). European equity markets, impacted by the sovereign debt problems in some European countries, reported an average gain of 4%, but with large divergences among markets. For example, the German equity market outperformed the French equity market by more than 15%. The Swiss equity market only gained 3%, partly reflecting the underperformance of the banking sector in 2010. Volatility peaked in the second quarter and ended the year at lower levels than the end of 2009 (refer to the charts “Equity markets”).

Government bond yields across most major markets declined during the first three quarters. In the third quarter, two-year US treasuries traded at a record low yield of 0.42%, and the yield on ten-year US treasuries dropped below 2.5%. Only in the fourth quarter did bond yields begin to increase after the Fed's announcement of its intention to purchase USD 600 billion of treasuries, extending its quantitative easing program (refer to the charts “Yield curves”). Credit spreads widened over the course of the year, and the European credit market suffered from the sovereign debt concerns in some European countries (refer to the charts “Credit spreads”).

In currency markets, the US dollar appreciated against the euro in the first half of 2010 due to sovereign debt concerns within the EU and heightened risk aversion. The easing of sovereign debt concerns and continued low US interest rates supported the euro in the second half of 2010. The British pound depreciated against the US dollar due to weak growth in the UK. The Swiss franc appreciated against most major currencies, with the exception of the yen, which benefited from its own safe haven status and narrowing interest rate differentials. Several emerging market governments and central banks, including Brazil, Indonesia, Thailand and Turkey, also experimented with intervention or more unconventional capital-control mechanisms to dampen currency appreciation.

Most commodity prices performed strongly in 2010. Agricultural commodities reported gains of more than 40% due to crop failures in several markets and regions. Gold prices benefited from strong demand and low interest rates, and reached all-time highs above USD 1,400 per ounce in December 2010. The Credit Suisse Commodity Benchmark ended the year 15% higher.

Sector environment
2010 was a volatile year for the banking sector. European bank stocks ended the year 15% lower. Banks in the US were much stronger and outperformed the world index (refer to the charts “Equity markets”) .

Regulators and governments continued regulatory reform, including measures on capital and liquidity requirements, compensation and systemic risk mitigation. For further information, refer to I – Information on the Company – Regulation and supervision and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management.

The funding situation for European banks was difficult in the first half 2010, and only improved after the Committee of European Banking Supervisors published the results of stress tests in the third quarter. But many smaller European banks still experienced ongoing difficulties and significantly higher prices in fundraising.

The wealth management sector benefited from better markets than a year ago, but investors remained risk-averse and continued to prefer less complex financial products. The industry faced increased regulatory scrutiny, especially relating to the international exchange of information and client data, and continued to be a focus of tax authorities, creating uncertainty for the sector. Foreign currency weakness had a negative impact for institutions reporting in strong home currencies such as the Swiss franc. The wealth management industry continued to evolve, reflecting increasing requirements relating to investment advice, client information, documentation and cross-border compliance. Interest rates in Switzerland remained at historical lows. Retail banking in Switzerland reflected strong competition in the mortgage business, resulting in continued margin pressure.

In the investment banking sector, 2010 had reasonably healthy volumes, particularly in the US for fixed income. Global equity market volumes showed improved activity in European stocks, but were lower in the US compared with 2009. Capital markets remained challenged due to the economic uncertainty, in particular in the first half of the year. European debt underwriting volumes declined in 2010, primarily due to lower investment grade issuance. Announced mergers and acquisitions (M&A) activity and syndicated lending rebounded significantly from the depressed levels in 2009 (refer to the table “Market volumes”). The global fee pool was above its historical average and 13% higher than in 2009, but still below the pre-crisis level of 2007. Equity capital markets contributed 31%, debt capital markets 28% and M&A activity 24% to the global fee pool. Fees from loans more than doubled compared to 2009 and accounted for 16% of the total fee pool.

In the asset management sector, hedge funds achieved low double-digit returns in 2010, with the Dow Jones Credit Suisse Hedge Fund Index gaining 11%. Fundraising volumes varied considerably across asset classes. In alternative investments, the hedge fund industry began to see renewed investor demand, particularly in the second half of the year, and total assets under management by hedge funds in 2010 increased 20% to USD 1.9 trillion. Credit strategies continued to attract client inflows. Within traditional asset classes, investors withdrew cash from money market products and re-invested in fixed income products. The demand for passive vehicles such as exchange-traded funds (ETFs) and index products remained robust in 2010.

Market volumes (growth in % year on year)

2010	Global	Europe

Equity trading volume [1]	5	10

Announced mergers and acquisitions [2]	23	14

Completed mergers and acquisitions [2]	–	(23)

Equity underwriting [2]	(10)	(41)

Debt underwriting [2]	5	(19)

Syndicated lending - investment-grade [2]	60	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic.

Credit Suisse
In 2010, we recorded net income attributable to shareholders of CHF 5,098 million. Diluted earnings per share were CHF 3.89. Return on equity attributable to shareholders was 14.4%. We continued to reduce risk and further strengthened our capital position with a BIS tier 1 ratio of 17.2%.

Results

	in			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net interest income	6,541	6,891	8,536	(5)	(19)

Commissions and fees	14,078	13,750	14,812	2	(7)

Trading revenues	9,338	12,151	(9,880)	(23)	–

Other revenues	1,429	502	(4,200)	185	–

Net revenues	31,386	33,294	9,268	(6)	259

Provision for credit losses	(79)	506	813	–	(38)

Compensation and benefits	14,599	15,013	13,254	(3)	13

General and administrative expenses	7,231	7,701	7,809	(6)	(1)

Commission expenses	2,148	1,997	2,294	8	(13)

Total other operating expenses	9,379	9,698	10,103	(3)	(4)

Total operating expenses	23,978	24,711	23,357	(3)	6

Income/(loss) from continuing operations before taxes	7,487	8,077	(14,902)	(7)	–

Income tax expense/(benefit)	1,548	1,835	(4,596)	(16)	–

Income/(loss) from continuing operations	5,939	6,242	(10,306)	(5)	–

Income/(loss) from discontinued operations	(19)	169	(531)	–	–

Net income/(loss)	5,920	6,411	(10,837)	(8)	–

Less net income/(loss) attributable to noncontrolling interests	822	(313)	(2,619)	–	(88)

Net income/(loss) attributable to shareholders	5,098	6,724	(8,218)	(24)	–

of which from continuing operations	5,117	6,555	(7,687)	(22)	–

of which from discontinued operations	(19)	169	(531)	–	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	3.93	5.14	(7.51)	(24)	–

Basic earnings/(loss) per share	3.91	5.28	(8.01)	(26)	–

Diluted earnings/(loss) per share from continuing operations	3.91	5.01	(7.51)	(22)	–

Diluted earnings/(loss) per share	3.89	5.14	(8.01)	(24)	–

Return on equity (%)

Return on equity attributable to shareholders	14.4	18.3	(21.1)	–	–

Return on tangible equity attributable to shareholders [1]	19.8	25.1	(29.3)	–	–

Number of employees (full-time equivalents)

Number of employees	50,100	47,600	47,800	5	0

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

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	2010	2009	2008	2010	2009	2008	2010	2009	2008

Statements of operations (CHF million)

Net revenues	30,625	33,617	11,862	761	(323)	(2,594)	31,386	33,294	9,268

Provision for credit losses	(79)	506	813	0	0	0	(79)	506	813

Compensation and benefits	14,562	14,927	13,179	37	86	75	14,599	15,013	13,254

General and administrative expenses	7,194	7,604	7,739	37	97	70	7,231	7,701	7,809

Commission expenses	2,148	1,997	2,294	0	0	0	2,148	1,997	2,294

Total other operating expenses	9,342	9,601	10,033	37	97	70	9,379	9,698	10,103

Total operating expenses	23,904	24,528	23,212	74	183	145	23,978	24,711	23,357

Income/(loss) from continuing operations before taxes	6,800	8,583	(12,163)	687	(506)	(2,739)	7,487	8,077	(14,902)

Income tax expense/(benefit)	1,548	1,835	(4,596)	0	0	0	1,548	1,835	(4,596)

Income/(loss) from continuing operations	5,252	6,748	(7,567)	687	(506)	(2,739)	5,939	6,242	(10,306)

Income/(loss) from discontinued operations	(19)	169	(531)	0	0	0	(19)	169	(531)

Net income/(loss)	5,233	6,917	(8,098)	687	(506)	(2,739)	5,920	6,411	(10,837)

Less net income/(loss) attributable to noncontrolling interests	135	193	120	687	(506)	(2,739)	822	(313)	(2,619)

Net income/(loss) attributable to shareholders	5,098	6,724	(8,218)	0	0	0	5,098	6,724	(8,218)

Statement of operations metrics (%)

Cost/income ratio	78.1	73.0	195.7	–	–	–	76.4	74.2	252.0

Pre-tax income margin	22.2	25.5	(102.5)	–	–	–	23.9	24.3	(160.8)

Effective tax rate	22.8	21.4	37.8	–	–	–	20.7	22.7	30.8

Net income margin [1]	16.6	20.0	(69.3)	–	–	–	16.2	20.2	(88.7)

1 Based on amounts attributable to shareholders.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Private Banking, Investment Banking and Asset Management segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the three segments, however, since they are legally owned by the Group, they are not included in the Bank’s financial statements. These related principally to the activities of Clariden Leu, Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking, and hedging activities relating to share-based compensation awards. Core Results also includes certain Group corporate center activities that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group. For further information on the Bank refer to Note 39 – Subsidiary guarantee information in V – Consolidated financial statements – Credit Suisse Group and VII – Consolidated financial statements – Credit Suisse (Bank).

Differences between Group and Bank businesses

Entity	Principal business activity

Clariden Leu	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising capital

Comparison of consolidated statements of operations

	Group			Bank

in	2010	2009	2008	2010	2009	2008

Statements of operations (CHF million)

Net revenues	31,386	33,294	9,268	29,598	31,993	7,305

Total operating expenses	23,978	24,711	23,357	23,451	24,176	22,347

Income/(loss) from continuing operations before taxes	7,487	8,077	(14,902)	6,271	7,357	(15,839)

Income tax expense/(benefit)	1,548	1,835	(4,596)	1,258	1,794	(4,922)

Income/(loss) from continuing operations	5,939	6,242	(10,306)	5,013	5,563	(10,917)

Income/(loss) from discontinued operations	(19)	169	(531)	(19)	169	(531)

Net income/(loss)	5,920	6,411	(10,837)	4,994	5,732	(11,448)

Less net income/(loss) attributable to noncontrolling interests	822	(313)	(2,619)	802	(697)	(3,379)

Net income/(loss) attributable to shareholders	5,098	6,724	(8,218)	4,192	6,429	(8,069)

Comparison of consolidated balance sheets

	Group		Bank

end of	2010	2009	2010	2009

Balance sheet statistics (CHF million)

Total assets	1,032,005	1,031,427	1,008,761	1,010,482

Total liabilities	988,990	983,099	969,597	964,731

Capitalization

	Group		Bank

end of	2010	2009	2010	2009

Capitalization (CHF million)

Due to banks	37,493	36,214	47,675	50,081

Customer deposits	287,564	286,694	263,767	258,697

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	191,687	168,394	191,587

Long-term debt	173,752	159,365	171,140	156,676

Other liabilities	321,787	309,139	318,621	307,690

Total liabilities	988,990	983,099	969,597	964,731

Total equity	43,015	48,328	39,164	45,751

Total capitalization	1,032,005	1,031,427	1,008,761	1,010,482

Capital adequacy

	Group		Bank

end of	2010	2009	2010	2009

Capital (CHF million)

Tier 1 capital	37,725	36,207	35,310	34,695

of which hybrid instruments	11,098	12,198	10,589	11,617

Total eligible capital	47,799	45,728	47,569	46,320

Capital ratios (%)

Tier 1 ratio	17.2	16.3	17.1	16.5

Total capital ratio	21.9	20.6	23.1	22.0

Dividends of the Bank to the Group

end of	2010	2009

Per share issued (CHF)

Dividend [1,2]	0.23	68.19

Registered shares of CHF 100.00 nominal value each. As of December 31, 2010 and 2009, total share capital consisted of 43,996,652 registered shares.
1 Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. For more information, refer to VIII – Parent company financial statements – Credit Suisse (Bank) 2 In 2008, 2007 and 2006, dividends per share issued were CHF 0.23, CHF 59.10 and CHF 0.23, respectively.

Core Results
For 2010, net income attributable to shareholders was CHF 5,098 million. Private Banking had stable net revenues, despite a challenging operating environment, and attracted CHF 54.6 billion of net new assets, with strong inflows in both the international and the Swiss regions. Investment Banking had net revenues of CHF 16,214 million, with strong underwriting and advisory revenues and solid equity sales and trading revenues but significantly lower fixed income sales and trading revenues. Results were impacted by subdued client flows compared with 2009, but also reflected continued market share momentum across products and regions. Asset Management net revenues were up 27%, mainly reflecting significant investment-related gains in 2010 compared to significant losses in 2009, partially offset by lower gains on equity participations. Asset Management net new assets were CHF 20.6 billion, up substantially from CHF 0.4 billion in 2009.

Results

	in			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net interest income	6,474	6,763	8,409	(4)	(20)

Commissions and fees	14,131	13,702	14,755	3	(7)

Trading revenues	9,328	12,127	(9,853)	(23)	–

Other revenues	692	1,025	(1,449)	(32)	–

Net revenues	30,625	33,617	11,862	(9)	183

Provision for credit losses	(79)	506	813	–	(38)

Compensation and benefits	14,562	14,927	13,179	(2)	13

General and administrative expenses	7,194	7,604	7,739	(5)	(2)

Commission expenses	2,148	1,997	2,294	8	(13)

Total other operating expenses	9,342	9,601	10,033	(3)	(4)

Total operating expenses	23,904	24,528	23,212	(3)	6

Income/(loss) from continuing operations before taxes	6,800	8,583	(12,163)	(21)	–

Income tax expense/(benefit)	1,548	1,835	(4,596)	(16)	–

Income/(loss) from continuing operations	5,252	6,748	(7,567)	(22)	–

Income/(loss) from discontinued operations	(19)	169	(531)	–	–

Net income/(loss)	5,233	6,917	(8,098)	(24)	–

Less net income/(loss) attributable to noncontrolling interests	135	193	120	(30)	61

Net income/(loss) attributable to shareholders	5,098	6,724	(8,218)	(24)	–

of which from continuing operations	5,117	6,555	(7,687)	(22)	–

of which from discontinued operations	(19)	169	(531)	–	–

Statement of operations metrics (%)

Cost/income ratio	78.1	73.0	195.7	–	–

Pre-tax income margin	22.2	25.5	(102.5)	–	–

Effective tax rate	22.8	21.4	37.8	–	–

Net income margin [1]	16.6	20.0	(69.3)	–	–

Number of employees (full-time equivalents)

Number of employees	50,100	47,600	47,800	5	0

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

Our Core Results are impacted by changes in credit spreads on Credit Suisse vanilla debt carried at >>>fair value. In the second quarter of 2009, we entered into a transaction designed to reduce the volatility of these changes. In the transaction (the >>>FVOD transaction) we made loans, which we carry at fair value, to Alpine Securitization Corp. (Alpine), a multi-seller >>>commercial paper (CP) conduit administered by Credit Suisse. The FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt. For information on the impact of accounting changes on the FVOD transaction effective the first quarter of 2010, refer to Accounting changes adopted in first quarter 2010.

For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse debt as of the opening 2010 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center. Our Core Results are also impacted by fair valuation gains/losses on cross currency swaps relating to our long-term debt. These fair valuation gains/losses on the cross currency swaps are recorded in the Corporate Center, reflect the volatility in the basis between the relevant currency yield curves and, over the life of the swaps, will result in no net gains/losses.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
2010 versus 2009
In 2010, we recorded net income attributable to shareholders of CHF 5,098 million, down 24% compared to 2009. Net revenues were CHF 30,625 million, down 9%, and total operating expenses were CHF 23,904 million, down 3%, compared to 2009. Our 2010 Core Results included fair value gains of CHF 341 million on Credit Suisse vanilla debt. CHF 249 million of fair value losses were charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, and CHF 590 million of fair value gains were included in the Corporate Center. Provision for credit losses were net releases of CHF 79 million compared to net provisions of CHF 506 million as of the end of 2009, reflecting the improved credit environment. Total operating expenses declined slightly, mainly due to the foreign exchange translation impact and lower performance-related compensation.

In Private Banking, net revenues of CHF 11,631 million were stable compared to 2009. Results in 2010 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 2009, adversely affecting net revenues in Wealth Management Clients by approximately CHF 350 million and income before taxes by approximately CHF 250 million. Recurring revenues, representing 78% of net revenues, were stable. In an ongoing low interest rate environment, stable net interest income reflected slightly lower loan and deposit margins on slightly higher average volumes. Recurring commissions and fees were up 3% and average assets under management increased 9.9%. Investor behavior remained cautious during 2010, reflected in investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets under management in cash. Transaction-based revenues decreased slightly, reflecting lower client activity. The decline was driven by lower revenues from integrated solutions and brokerage fees and gains from the sale of real estate and >>>auction rate securities (ARS) in 2009, partially offset by higher product issuing fees and lower fair value losses on the Clock Finance transaction compared to 2009.

In Investment Banking, net revenues of CHF 16,214 million decreased 21% compared to 2009. Approximately CHF 1.3 billion of 2009 revenues were due to the normalization of market conditions that had become severely dislocated in the fourth quarter of 2008. In addition, 2010 results in many businesses were impacted by lower levels of client trading activity compared to 2009. We continued to make progress in the implementation of our client-focused, capital-efficient strategy and continued to increase our market share across most businesses and regions. Fixed income sales and trading revenues were resilient, although significantly lower compared to 2009, reflecting a challenging environment for the industry affected by macroeconomic uncertainties. Results were driven by >>>residential mortgage-backed securities (RMBS), credit, global rates and emerging markets trading. Revenues in global rates and credit, including leveraged finance and investment grade trading, although solid, reflected less favorable market conditions than in 2009 and market volatility triggered by sovereign debt concerns in Europe in 2010. Revenues in RMBS and leveraged finance trading benefited from an increase in investor demand for yield-driven products. Equity sales and trading results were solid, although lower compared to a strong 2009, reflecting lower levels of client trading activity. Results were driven by revenues in cash equities, prime services and >>>derivatives. In 2010, we improved our market share while maintaining our leading market share rankings in cash equities and prime services. We had strong underwriting and advisory results, reflecting an increase in industry-wide capital issuance levels, an increase in completed M&A market share and improved share of wallet with clients. We had near-record revenues in debt underwriting, driven by higher industry-wide high yield issuance volumes, and improved advisory revenues, reflecting an increase in completed M&A market share. Equity underwriting revenues were in line with lower industry-wide equity issuance levels, particularly in follow-on and convertible issuances, partially offset by a significant increase in initial public offering (IPO) volumes. Results included net fair value losses on Credit Suisse vanilla debt of CHF 232 million in 2010, compared to net fair value losses of CHF 397 million in 2009, and significant allocated funding costs.

In Asset Management, net revenues of CHF 2,332 million were up 27% compared to CHF 1,842 million in 2009, primarily reflecting investment-related gains compared to losses in 2009, partially offset by lower income from equity participations. Investment-related gains were CHF 420 million, compared to losses of CHF 365 million in 2009, reflecting improved equity markets. Asset management fees of CHF 1,412 million were up 3%, reflecting higher average assets under management. Average assets under management increased 2.2% to CHF 427.8 billion and were adversely impacted by foreign exchange-related movements and the spin-off of non-core businesses. Placement, transaction and other fees of CHF 143 million were down 15%, reflecting losses related to investments held by Asset Management Finance LLC (AMF) and lower revenues from integrated solutions, partially offset by higher private equity placement and real estate transaction fees. Performance fees and carried interest of CHF 187 million were down 15% from lower performance fees from Hedging-Griffo and from diversified investments relating to management of the Partner Asset Facility (PAF), partially offset by carried interest relating to realized private equity gains. Equity participations income of CHF 41 million was down 88% from 2009, which included significant gains from the sale of part of the traditional investments business to Aberdeen Asset Management (Aberdeen) and the sale of Polish and Korean joint ventures. Other revenues in 2010 and 2009 primarily reflected gains on the sale of securities purchased from money market funds and securities acquired from client securities lending portfolios. Net revenues before securities purchased from money market funds and investment-related gains of CHF 1,769 million were down 16%, primarily due to lower revenues from equity participations.

In Corporate Center, the decreased loss of CHF 660 million compared to CHF 1,948 million primarily reflected lower litigation provisions and fair value gains on Credit Suisse vanilla debt versus losses in 2009. The 2010 loss included a charge of CHF 404 million for the UK levy on variable compensation and CHF 216 million of litigation provisions, partly offset by CHF 590 million of fair value gains on our long-term vanilla debt, which reflected the positive difference between the straight-line amortization charged to the segments and the net impact of fair valuation adjustments on Credit Suisse debt from widening credit spreads.

Provision for credit losses were net releases of CHF 79 million, with releases of CHF 97 million in Investment Banking and net provisions of CHF 18 million in Private Banking.
Total operating expenses were CHF 23,904 million, down 3%, mainly due to the foreign exchange translation impact and lower performance-related variable compensation, partially offset by an increase in salaries and benefits, reflecting higher base salaries and increased headcount, and the CHF 404 million charge relating to the UK levy on variable compensation. 2010 performance-related variable compensation accruals reflected lower risk-adjusted profitability, the higher base salaries and a higher proportion of performance-related variable compensation deferred through share-based, restricted cash and other awards. Compensation and benefits included significantly lower expenses relating to the PAF. General and administrative expenses decreased 5%, reflecting the foreign exchange translation impact and a significant decrease in litigation provisions and charges, offset in part by higher professional fees and IT costs.

The Core Results effective tax rate was 22.8% in 2010, compared to 21.4% in 2009. The effective tax rate reflected the geographical mix of results and included the recognition of additional deferred tax assets, a decrease of deferred tax liability balances in Switzerland and the release of tax contingency accruals. Overall, net deferred tax assets increased CHF 186 million to CHF 9,005 million as of the end of 2010. For further information, refer to Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.

Assets under management from continuing operations were CHF 1,253.0 billion as of the end of 2010, an increase of 2.0% compared to the end of 2009. In 2010, we reported net new assets of CHF 69.0 billion, up 56.1% compared to 2009. We had net new assets of CHF 54.6 billion in Private Banking and CHF 20.6 billion in Asset Management.

2009 versus 2008
In 2009, we recorded net income attributable to shareholders of CHF 6,724 million, compared to a net loss attributable to shareholders of CHF 8,218 million in 2008. Net revenues were CHF 33,617 million compared to CHF 11,862 million in 2008. Total operating expenses were CHF 24,528 million, up CHF 1,316 million, or 6%. Our 2009 results included fair value losses of CHF 4,458 million on Credit Suisse vanilla debt, mostly offset by gains of CHF 3,708 million from the >>>FVOD transaction. CHF 423 million of the net fair value losses were charged to the segments (primarily Investment Banking) and CHF 327 million of net fair value losses were included in the Corporate Center.

In Private Banking, we realigned our client coverage into Wealth Management Clients and Corporate & Institutional Clients. Swiss private client coverage is now part of Wealth Management Clients, which covers all individual clients, including >>>affluent, >>>high-net-worth and >>>ultra-high-net-worth clients. Corporate & Institutional Clients provides banking services to corporates and institutions in Switzerland.

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

In Investment Banking, net revenues increased to a record CHF 20,537 million from negative CHF 1,971 million in 2008. Our key client businesses generated revenues of CHF 18.2 billion, reflecting solid contributions from global rates and foreign exchange, cash equities, US RMBS secondary trading, prime services, flow and corporate derivatives and high grade trading. Our repositioned businesses had revenues of CHF 5.4 billion for the year, driven by our US leveraged finance, emerging markets trading, corporate lending, trading strategies and convertibles businesses. We had losses of CHF 2.7 billion in our exit businesses, primarily driven by valuation reductions in >>>commercial mortgage-backed securities (CMBS). Approximately CHF 1.3 billion of revenues in the first quarter from our ongoing businesses were due to more normalized market conditions. Debt underwriting revenues increased significantly, primarily due to strong results in leveraged finance, which reflected a significant increase in industry-wide high yield issuance, as 2009 was the second highest year on record for high yield issuance, and fee revenues in 2009 compared to fee losses of CHF 200 million in 2008. Equity underwriting revenues increased, driven by a significant increase in industry-wide equity issuance volumes and an increase in market share across most product categories and regions. Advisory and other fees decreased due to significantly lower levels of global completed M&A activity and a decline in completed M&A market share. Fixed income trading revenues increased significantly, primarily due to revenues, including valuation gains, in our combined structured products and US leveraged finance businesses compared to net valuation reductions in 2008, mostly in exit businesses. We had significant valuation reductions in CMBS as we reduced our risk exposures, compared to substantially higher valuation reductions in 2008. We also had revenues in our corporate lending and emerging markets businesses compared to losses in 2008. In addition, we had strong revenues in 2009 in many of our client and >>>flow-based businesses, including our US RMBS secondary trading and global rates and foreign exchange businesses, and revenues in our commodities business compared to losses in 2008, mostly in exit businesses. Our results reflected significant market share gains in many of our fixed income businesses. Equity trading revenues increased significantly, primarily due to revenues in certain businesses compared to significant losses in the second half of 2008 in the convertibles business, illiquid trading strategies and equity derivatives. We substantially reduced our trading positions relating to illiquid equity trading strategies. We had higher revenues from our fund-linked products and prime services businesses. Results in our cash equities business continued to be strong. Our results also included net fair value losses on Credit Suisse debt of CHF 397 million in 2009 (including CHF 365 million of gains in the first quarter and CHF 762 million of charges reflecting the straight-line amortization following the FVOD transaction), compared to fair value gains of CHF 4,654 million in 2008, and higher allocated funding costs.

In Asset Management, net revenues almost tripled to CHF 1,842 million compared to 2008, primarily reflecting gains from securities purchased from our money market funds compared to significant losses in 2008, lower investment-related losses and higher income from equity participations, including aggregate gains of CHF 286 million from the Aberdeen transaction and the sale of the two joint ventures. Net revenues before securities purchased from our money market funds and investment-related losses of CHF 2,098 million were up 6%, primarily due to the higher income from equity participations, partially offset by lower management and placement fees. Average assets under management decreased 18.7% in 2009. Asset management fees of CHF 1,376 million were down 13%, primarily from significantly lower revenues in multi-asset class solutions, reflecting the decline in average assets under management and lower margins. Placement, transaction and other fees declined 27%, reflecting the difficult fundraising environment in 2009, partially offset by higher revenues from integrated solutions. Performance fees and carried interest increased 44%, primarily from performance fees from Hedging-Griffo and from diversified investments relating to management of the PAF. Equity participations income primarily reflected the gains from the Aberdeen transaction and the sale of the two joint ventures. 2008 revenues included an impairment charge on the Korean joint venture. Other revenues in 2009 included gains on the sale of securities purchased from money market funds compared to significant losses in 2008. Other revenues in 2008 included losses associated with proprietary hedge fund positions.

Corporate Center loss from continuing operations before taxes of CHF 1,948 million primarily reflected litigation provisions of CHF 705 million relating to the US economic sanctions matter and ARS, the negative difference between the straight-line amortization and the net impact on valuation adjustments on Credit Suisse debt from changes in credit spreads of CHF 327 million, the elimination of the CHF 228 million Aberdeen gain in discontinued operations that was reported in Asset Management and CHF 100 million for captive insurance settlements for non-credit-related provisions in Wealth Management Clients.

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

Core Results reporting by division

	in			% change

	2010	2009	2008	10 / 09	09 / 08

Net revenues (CHF million)

Wealth Management Clients	9,829	9,871	10,697	0	(8)

Corporate & Institutional Clients	1,802	1,791	2,210	1	(19)

Private Banking	11,631	11,662	12,907	0	(10)

Investment Banking	16,214	20,537	(1,971)	(21)	–

Asset Management	2,332	1,842	632	27	191

Corporate Center	448	(424)	294	–	–

Net revenues	30,625	33,617	11,862	(9)	183

Provision for credit losses (CHF million)

Wealth Management Clients	70	33	141	112	(77)

Corporate & Institutional Clients	(52)	147	(8)	–	–

Private Banking	18	180	133	(90)	35

Investment Banking	(97)	326	679	–	(52)

Corporate Center	0	0	1	–	(100)

Provision for credit losses	(79)	506	813	–	(38)

Total operating expenses (CHF million)

Wealth Management Clients	7,231	6,940	8,047	4	(14)

Corporate & Institutional Clients	956	891	877	7	2

Private Banking	8,187	7,831	8,924	5	(12)

Investment Banking	12,780	13,366	11,142	(4)	20

Asset Management	1,829	1,807	1,817	1	(1)

Corporate Center	1,108	1,524	1,329	(27)	15

Total operating expenses	23,904	24,528	23,212	(3)	6

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	2,528	2,898	2,509	(13)	16

Corporate & Institutional Clients	898	753	1,341	19	(44)

Private Banking	3,426	3,651	3,850	(6)	(5)

Investment Banking	3,531	6,845	(13,792)	(48)	–

Asset Management	503	35	(1,185)	–	–

Corporate Center	(660)	(1,948)	(1,036)	(66)	88

Income/(loss) from continuing operations before taxes	6,800	8,583	(12,163)	(21)	–

Core Results reporting by region

	in			% change

	2010	2009	2008	10 / 09	09 / 08

Net revenues (CHF million)

Switzerland	8,416	8,800	10,096	(4)	(13)

EMEA	7,145	9,009	138	(21)	–

Americas	11,558	12,794	660	(10)	–

Asia Pacific	3,058	3,438	674	(11)	410

Corporate Center	448	(424)	294	–	–

Net revenues	30,625	33,617	11,862	(9)	183

Income before taxes (CHF million)

Switzerland	2,913	3,295	4,426	(12)	(26)

EMEA	417	2,146	(6,642)	(81)	–

Americas	3,762	4,262	(6,923)	(12)	–

Asia Pacific	368	828	(1,988)	(56)	–

Corporate Center	(660)	(1,948)	(1,036)	(66)	88

Income/(loss) from continuing operations before taxes	6,800	8,583	(12,163)	(21)	–

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

Capital trends
Our consolidated Bank for International Settlements (BIS) tier 1 ratio under >>>Basel II was strong at 17.2% as of the end of 2010, compared to 16.3% as of the end of 2009. The increase reflected decreased risk-weighted assets and increased tier 1 capital.

Our Board of Directors will propose a distribution of CHF 1.30 per share out of reserves from capital contributions for 2010 at the annual general meeting (AGM) on April 29, 2011. Due to a change in Swiss tax law that came into force in January 2011, the distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The proposal is subject to approval by shareholders at the AGM.

For further information on capital trends, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management.
Risk trends
In 2010, our overall >>>position risk, measured on the basis of our economic capital model, decreased 10% compared to 2009. Excluding the US dollar translation impact, position risk decreased 2%. The average >>>value-at-risk (VaR) in 2010 decreased 20% to CHF 110 million from 2009, reflecting a reduction in market volatility, partially offset by increased risk in support of our client flow businesses. For further information on risk trends, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Management and Board of Directors changes
Renato Fassbind retired as Chief Financial Officer on October 1, 2010, and David Mathers, who had served as the Chief Operating Officer and Head of Finance for Investment Banking, assumed the role. Renato Fassbind will remain with Credit Suisse as a senior advisor.

Osama S. Abbasi was appointed Chief Executive Officer (CEO) of Credit Suisse Asia Pacific and a member of the Executive Board of Credit Suisse Group and Credit Suisse, effective October 1, 2010, succeeding Kai Nargolwala, who was appointed non-executive Chairman, Credit Suisse Asia Pacific. Mr. Abbasi was head of the equities department of Investment Banking in Asia Pacific and a member of the Investment Banking Management Committee, Global Equity Management Committee and the Asia Pacific Operating Committee.

As of July 2010, Eric Varvel was appointed CEO of Investment Banking and Fawzi Kyriakos-Saad, former CEO of Russia, the countries of the Commonwealth of Independent States and Turkey, and Co-Head of the Global Emerging Markets Council, succeeded him as CEO of Europe, Middle East and Africa (EMEA). Antonio Quintella, former CEO of Brazil and Co-Head of the Global Emerging Markets Council, became CEO of Americas, succeeding Rob Shafir, who remains CEO of Asset Management.

In November, Paul Calello, Chairman of Investment Banking and a member of our Executive Board, passed away from non-Hodgkin's Lymphoma.
At our AGM in April 2010, Jassim Bin Hamad J. J. Al Thani, Chairman of the Board of Directors of Qatar Islamic Bank, and Robert H. Benmosche, President and CEO of American International Group were elected as new members of the Board of Directors. The Board proposes the following members be re-elected, Peter Brabeck-Letmathe, Jean Lanier and Anton van Rossum, subject to their election by the shareholders.

Regulatory proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. >>>G-20 leaders pledged to increase regulation and improve coordination of oversight of banks and financial institutions.

For information on the liquidity principles agreed with the FINMA, the liquidity and capital standards under the Basel Committee on Banking Supervision Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the >>>Basel II market risk framework (Basel II.5), refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management. For information on other regulatory developments and proposals, refer to I – Information on the company – Regulation and supervision.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation, including the impact of related share repurchases and other hedging activities. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. Share-based compensation expense (which is generally based on >>>fair value at the time of grant) reduces equity, however the recognition of the obligation to deliver the shares increases equity by a corresponding amount. When Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Treasury shares are managed in aggregate and are not allocated to specific obligations under any particular share-based compensation program. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity, Note 27 – Employee deferred compensation and Note 26 – Tax – Tax benefits associated with share-based compensation in V – Consolidated financial statements – Credit Suisse Group.

Changes to our compensation structure
The 2010 compensation structure is based on existing compensation principles and responds to shareholder feedback, regulatory initiatives and dialogue and political as well as public concerns. Our 2010 compensation reflected changes to variable compensation awards to increase the amount of deferred compensation and to simplify the share-based and other awards. The new features of our compensation design are described below.

– The threshold for participation in variable deferred compensation awards has been lowered from CHF 125,000 to CHF 50,000, and the proportion of variable deferred compensation has been increased.
– Variable deferred compensation awards granted to employees up to and including the level of vice president will be in the form of share awards. Share awards granted as part of 2010 variable awards will vest over four years. The upside and downside potential is based solely on changes in the Group’s share price over four years.

– 50% of the variable deferred awards granted to members of the Executive Board, managing directors and directors will be in the form of share awards and 50% in Adjustable Performance Plan awards. Adjustable Performance Plan awards are cash-based awards that vest over four years, on a pro rata basis. Outstanding awards will be adjusted upwards or downwards based on the Group’s return on equity (ROE). For revenue-generating employees of each division, if the division is loss-making, outstanding awards for employees of that division will be adjusted downward. If the division generates a loss and the Group’s ROE is negative, the greater of the two adjustments will apply. For employees in Shared Services and other support functions all outstanding Adjustable Performance Plan awards are linked to the Group ROE. Only a negative Group ROE will trigger a negative adjustment of outstanding Adjustable Performance Plan awards for these employees. This link to Group performance is intended to ensure that the compensation of employees in support functions is not directly linked to the performance of the businesses they support.

– Managing directors in Investment Banking will receive variable cash compensation in the form of restricted cash, which vests ratably over a two-year period and are subject to repayment if certain claw-back events occur.

As of January 1, 2010, we increased the fixed compensation for Executive Board members, managing directors, directors and certain vice-presidents and correspondingly decreased their variable compensation for 2010. This shift in the compensation structure was influenced by regulators to ensure a more balanced mix between fixed and variable compensation.

Recent developments
During 4Q10, Asset Management completed the acquisition of a significant noncontrolling interest in York Capital Management, a global hedge fund manager, based in New York.
As of November 17, 2010, the Group owned 99.95% of the share capital of Neue Aargauer Bank AG following its tender offer for shares not owned by the Group. The Group has applied for the cancellation of the remaining shares pursuant to Art. 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading.

In February 2011, we entered into definitive agreements to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes (Tier 1 BCNs) for cash or in exchange for tier 1 capital notes issued in 2008. The purchase or exchange will occur no earlier than October 2013, the first call date of the Tier 1 Capital Notes. The Tier 1 BCNs will be converted into our ordinary shares if our reported common equity tier 1 ratio falls below 7%.

In February 2011, we issued USD 2 billion Tier 2 Buffer Capital Notes due 2041 (Tier 2 BCNs). The Tier 2 BCNs are subordinated notes and may be redeemed by the issuer at any time from August 2016. The Tier 2 BCNs will be converted into our ordinary shares if, prior to Basel III, our core tier 1 ratio falls below 7% or, under Basel III, our common equity tier 1 ratio falls below 7%.

For more information on the terms of the Tier 1 BCNs and Tier 2 BCNs, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital issuances.
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

Accounting changes adopted in the first quarter 2010
The adoption of new accounting principles under US GAAP on January 1, 2010 governing when an entity should be consolidated resulted in an increase in assets of CHF 15 billion to the opening first quarter 2010 consolidated balance sheet and a reduction of approximately CHF 2 billion in opening first quarter 2010 retained earnings. The reduction in retained earnings was related to the consolidation of Alpine and represents Alpine’s cumulative losses from the >>>FVOD transaction of CHF 3.7 billion before tax. Alpine’s losses did not affect tier 1 capital as these fair value losses on Credit Suisse debt are excluded from the determination of regulatory capital. The consolidation of Alpine and other entities under these new rules did not have an impact on tier 1 capital or risk-weighted assets because of the securitization framework used under >>>Basel II, which differs from US GAAP.

After the consolidation of Alpine, the remaining net gains on Credit Suisse debt of CHF 1.5 billion continue to be charged to the segments on a straight-line amortization basis. Any difference between this amortization and the valuation adjustments on this Credit Suisse debt from changes in credit spreads continue to be included in Corporate Center.

Fair valuations
>>>Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>>over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain >>>collateralized debt obligations (CDO), certain asset-backed and mortgage-backed securities, certain loans, certain loans held-for-sale, non-traded equity securities, private equity and other long-term investments.

Models were used to value many level 2 and level 3 products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.

As of the end of 2010, 57% and 43% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets recorded as level 3 declined by CHF 9.0 billion during 2010, primarily reflecting decreases in loans, trading assets and other investments. These decreases mainly reflected foreign exchange translation impacts and sales and transfers to level 2, partly offset by realized and unrealized gains.

Our level 3 assets, excluding noncontrolling interests and assets of consolidated VIEs that are not risk-weighted assets under >>>Basel II, were CHF 39.0 billion, compared to CHF 52.7 billion as of the end of 2009. As of the end of 2010, these assets comprised 4% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, compared to 5% and 9% as of the end of 2009, respectively.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 2010 was 50,100, up 2,500 from the end of 2009 and up 2,300 from the end of 2008. For additional information on personnel, refer to IV – Corporate governance and Compensation.
Key performance indicators
To benchmark our achievements, we have defined a set of KPIs for which we have targets to be achieved over a three to five year period across market cycles.
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. Our KPIs are assessed annually as part of our normal planning process. In the first quarter of 2011, we adjusted our KPIs and the KPIs for Private Banking and Asset Management to reflect our strategic plan, the regulatory environment and the market cycle over a three to five year period.

Growth
We targeted collaboration revenues in excess of CHF 10 billion annually by 2012. Integrated bank collaboration revenues were CHF 4.4 billion for 2010. Going forward, we will target collaboration revenues of 18% to 20% of net revenues.

For net new assets, we target a growth rate above 6%. In 2010, we recorded a net new asset growth rate of 5.6%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. For 2010, total shareholder return was negative 23.3%. The 2010 average total shareholder return of our peer group was 0.2%.

For return on equity attributable to shareholders, we targeted an annual rate of return above 18%. The return on equity attributable to shareholders was 14.4% in 2010. Going forward, in light of our strategic plan, we will target an annualized return on equity attributable to shareholders above 15%.

We targeted a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 78.1% for 2010. Going forward, we will target a pre-tax income margin above 28%.
Capital
For the BIS tier 1 ratio, we targeted a minimum ratio of 12.5%. The BIS tier 1 ratio was 17.2% as of the end of 2010. Going forward, our capital targets will be based upon compliance with the Swiss “Too Big to Fail” and Basel III capital standards.

in / end of	Target going forward	Current target	2010	2009	2008

Growth

Collaboration revenues (CHF billion)	18 - 20% of net revenues	CHF 10 billion annually by 2012	4.4	5.2	5.2

Net new asset growth (%)	Above 6%	Above 6%	5.6	4.0	(0.2)

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	Superior return vs. peer group	(23.3)	80.1	(56.1)

Total shareholder return of peer group [1,2]	–	–	0.2	35.2	(55.0)

Return on equity attributable to shareholders	Above 15%	Above 18%	14.4	18.3	(21.1)

Core Results cost/income ratio	Pre-tax income margin above 28%	Below 65%	78.1	73.0	195.7

Capital (%)

BIS tier 1 ratio (Basel II)	Compliance with Swiss "Too Big to Fail" and Basel III	Above 12.5%	17.2	16.3	13.3

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value as of the beginning of the period. 2 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Private Banking
In 2010, we reported net revenues of CHF 11,631 million and income before taxes of CHF 3,426 million despite a challenging operating environment, characterized by low interest rates, low client activity and cautious investor behavior and the appreciation of the Swiss franc against the euro and the US dollar. We attracted net new assets of CHF 54.6 billion, up 31.3% compared to 2009, with strong inflows in both the international and the Swiss regions.

Results

	in / end of			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net revenues	11,631	11,662	12,907	0	(10)

Provision for credit losses	18	180	133	(90)	35

Compensation and benefits	4,737	4,651	4,260	2	9

General and administrative expenses	2,793	2,580	3,919	8	(34)

Commission expenses	657	600	745	10	(19)

Total other operating expenses	3,450	3,180	4,664	8	(32)

Total operating expenses	8,187	7,831	8,924	5	(12)

Income before taxes	3,426	3,651	3,850	(6)	(5)

of which Wealth Management Clients	2,528	2,898	2,509	(13)	16

of which Corporate & Institutional Clients	898	753	1,341	19	(44)

Statement of operations metrics (%)

Cost/income ratio	70.4	67.1	69.1	–	–

Pre-tax income margin	29.5	31.3	29.8	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,493	6,151	6,030	6	2

Pre-tax return on average utilized economic capital (%) [1]	53.2	59.8	64.4	–	–

Number of employees (full-time equivalents)

Number of employees	25,600	24,300	24,400	5	0

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	2010	2009	2008	10 / 09	09 / 08

Net revenues (CHF million)

Net interest income	4,931	5,000	5,157	(1)	(3)

Total non-interest income	6,700	6,662	7,750	1	(14)

Net revenues	11,631	11,662	12,907	0	(10)

Net revenue detail (CHF million)

Recurring	9,036	8,980	10,041	1	(11)

Transaction-based	2,595	2,682	2,866	(3)	(6)

Net revenues	11,631	11,662	12,907	0	(10)

Provision for credit losses (CHF million)

New provisions	289	419	288	(31)	45

Releases of provisions	(271)	(239)	(155)	13	54

Provision for credit losses	18	180	133	(90)	35

Balance sheet statistics (CHF million)

Net loans	182,880	176,009	174,904	4	1

of which Wealth Management Clients [1]	130,435	125,671	123,796	4	2

of which Corporate & Institutional Clients	52,445	50,338	51,108	4	(2)

Deposits	245,108	257,650	246,787	(5)	4

of which Wealth Management Clients [1]	194,013	210,718	203,675	(8)	3

of which Corporate & Institutional Clients	51,095	46,932	43,112	9	9

Number of relationship managers

Switzerland	2,020	1,980	1,980	2	0

EMEA	1,260	1,190	1,250	6	(5)

Americas	560	550	540	2	2

Asia Pacific	360	360	410	0	(12)

Wealth Management Clients	4,200	4,080	4,180	3	(2)

Corporate & Institutional Clients (Switzerland)	490	490	490	0	0

Number of relationship managers	4,690	4,570	4,670	3	(2)

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.
Results overview
For 2010, we reported income before taxes of CHF 3,426 million, down 6% compared to 2009. Net revenues of CHF 11,631 million were stable compared to 2009. Results in 2010 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 2009, adversely affecting net revenues in Wealth Management Clients by approximately CHF 350 million and income before taxes by approximately CHF 250 million.

Recurring revenues, representing 78% of net revenues, were stable. In an ongoing low interest rate environment, stable net interest income reflected slightly lower loan and deposit margins on slightly higher average volumes. Recurring commissions and fees were up 3% and average assets under management increased 9.9%. Investor behavior remained cautious during 2010, reflected in investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets under management in cash. Transaction-based revenues decreased slightly, reflecting lower client activity. The decline was driven by lower revenues from integrated solutions and brokerage fees and gains from the sale of real estate and >>>ARS in 2009, partially offset by higher product issuing fees and fair value losses on the Clock Finance transaction of CHF 50 million compared to CHF 118 million in 2009. Excluding the fair value losses on the Clock Finance transaction in 2010 and 2009, transaction-based revenues decreased 6%.

We recorded substantially lower net provisions for credit losses of CHF 18 million compared to CHF 180 million in 2009, primarily reflecting net releases of CHF 52 million compared to net provisions of CHF 147 million in 2009 in Corporate & Institutional Clients.

Total operating expenses were CHF 8,187 million, up 5% compared to 2009. General and administrative expenses increased 8%, primarily reflecting insurance proceeds of CHF 100 million in 2009, higher marketing and sales expenses and ongoing investments in our client advisory services and international platforms, mainly IT investments, in 2010. Compensation and benefits increased slightly, primarily due to increases in headcount and base salaries, partially offset by lower performance-related compensation, reflecting higher base salaries and a higher proportion of performance-related variable compensation deferred through share-based and other awards.

Assets under management as of the end of 2010 were CHF 932.9 billion, up 2.0% compared to 2009. The increase reflected strong net new assets and positive equity and bond market movements, mostly offset by adverse foreign exchange-related movements, mainly due to the weakening of the euro and the US dollar against the Swiss franc. Net new assets of CHF 54.6 billion benefited from strong inflows in all regions and were up 31.3% compared to 2009. Wealth Management Clients contributed net new assets of CHF 45.3 billion. Over 80% of these net new assets were from international regions, with particularly strong inflows from emerging markets and the >>>ultra-high-net-worth client segment. Switzerland contributed net new assets of CHF 17.6 billion, including CHF 9.3 billion from Corporate & Institutional Clients. While assets under management as of the end of 2010 were 2.0% higher, average assets under management increased 9.9% compared to 2009.

During 2009, we realigned our client coverage into Wealth Management Clients and Corporate & Institutional Clients. Swiss private client coverage is now part of Wealth Management Clients, which covers all individual clients, including >>>affluent, >>>high-net-worth and ultra-high-net-worth clients. Corporate & Institutional Clients provides banking services to corporates and institutions in Switzerland. In 2009, we changed the allocation of the term spread credit on stable deposit funding and the term spread charge on loans. Reclassifications have been made to prior periods to conform to the current presentation.

For 2009, we reported income before taxes of CHF 3,651 million, down 5% compared to 2008. Net revenues of CHF 11,662 million declined 10% from 2008. Recurring revenues, representing 77% of net revenues, declined 11%, mainly reflecting a decrease in recurring commissions and fees. Lower recurring commissions and fees reflected a 6.4% decline in average assets under management and a shift into lower margin investments, also within managed investment products, resulting from cautious investor behavior, offset in part by strong performance fees from Hedging-Griffo. Net interest income decreased 3% due to lower margins on slightly lower average loan volumes, mostly offset by higher margins on higher average deposit volumes. Transaction-based revenues were down 6%, reflecting fair value losses from the Clock Finance transaction of CHF 118 million in 2009, compared to fair value gains of CHF 110 million in 2008. Excluding the impact of the Clock Finance transaction in 2009 and 2008, respectively, transaction-based revenues increased 2%, as significantly higher integrated solutions revenues were mostly offset by lower product issuing fees, foreign exchange income from client transactions and, to a lesser extent, brokerage fees.

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

Assets under management as of the end of 2009 were CHF 914.9 billion, up 16.0% compared to 2008. This increase reflected the impact from positive market movements and strong net new assets, offset in part by adverse foreign exchange-related movements, mainly due to the weakening of the US dollar against the Swiss franc. Net new assets of CHF 41.6 billion benefited from healthy inflows in all regions. We generated CHF 29.8 billion of net new assets in our international businesses and CHF 11.8 billion in our Swiss business. A tax amnesty in Italy caused net client outflows of CHF 5.6 billion in the fourth quarter of 2009, negatively impacting net new assets in EMEA and Switzerland.

Assets under management - Private Banking

	in / end of			% change

	2010	2009	2008	10 / 09	09 / 08

Assets under management by region (CHF billion)

Switzerland	323.7	328.2	301.3	(1.4)	8.9

EMEA	268.6	277.3	243.2	(3.1)	14.0

Americas	137.2	129.6	103.2	5.9	25.6

Asia Pacific	78.5	67.7	46.5	16.0	45.6

Wealth Management Clients	808.0	802.8	694.2	0.6	15.6

Corporate & Institutional Clients (Switzerland)	124.9	112.1	94.7	11.4	18.4

Assets under management	932.9	914.9	788.9	2.0	16.0

Average assets under management (CHF billion)

Average assets under management	941.8	857.2	916.3	9.9	(6.4)

Assets under management by currency (CHF billion)

USD	300.9	298.2	264.8	0.9	12.6

EUR	220.7	248.4	212.1	(11.2)	17.1

CHF	292.3	269.9	229.7	8.3	17.5

Other	119.0	98.4	82.3	20.9	19.6

Assets under management	932.9	914.9	788.9	2.0	16.0

Net new assets by region (CHF billion)

Switzerland	8.3	5.5	2.5	50.9	120.0

EMEA	15.1	10.3	16.4	46.6	(37.2)

Americas	9.5	8.0	16.8	18.8	(52.4)

Asia Pacific	12.4	11.5	8.2	7.8	40.2

Wealth Management Clients	45.3	35.3	43.9	28.3	(19.6)

Corporate & Institutional Clients (Switzerland)	9.3	6.3	7.0	47.6	(10.0)

Net new assets	54.6	41.6	50.9	31.3	(18.3)

Growth in assets under management (CHF billion)

Net new assets	45.3	35.3	43.9	–	–

Other effects	(40.1)	73.3	(243.5)	–	–

of which market movements	36.8	83.3	(183.8)	–	–

of which currency	(70.8)	(4.1)	(54.5)	–	–

of which other	(6.1)	(5.9)	(5.2)	–	–

Wealth Management Clients	5.2	108.6	(199.6)	–	–

Corporate & Institutional Clients	12.8	17.4	(6.9)	–	–

Growth in assets under management	18.0	126.0	(206.5)	–	–

Growth in assets under management (%)

Net new assets	6.0	5.3	5.1	–	–

of which Wealth Management Clients	5.6	5.1	4.9	–	–

of which Corporate & Institutional Clients	8.3	6.7	6.9	–	–

Other effects	(4.0)	10.7	(25.9)	–	–

Growth in assets under management	2.0	16.0	(20.8)	–	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles was a pre-tax income margin above 40%. In 2010, the pre-tax income margin was 29.5% compared to 31.3% in 2009 and 29.8% in 2008. Going forward, we will target over market cycles a pre-tax income margin above 35%.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 2010, our net new asset growth rate was 5.6%. In 2009, which included net client outflows of CHF 5.6 billion related to a tax amnesty in Italy, our net new asset growth rate was 5.1%.

Results detail
The following provides a comparison of our 2010 results versus 2009 and 2009 versus 2008.
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

2010 vs 2009: Stable at CHF 11,631 million
Stable net revenues reflected higher recurring commissions and fees, lower transaction-based revenues and stable net interest income. Net interest income reflected the ongoing low interest rate environment and slightly lower loan and deposit margins on slightly higher average volumes. Recurring commissions and fees were up 3% and average assets under management increased 9.9%. The increase in recurring commissions and fees was mainly driven by higher security account and service fees, reflecting an increase in average volumes, partially offset by lower commissions from fiduciary business, reflecting lower margins and volumes. Management fees were stable despite the 9.9% increase in average assets under management, reflecting the ongoing risk-averse asset mix. Fund management fees were positively impacted by a change in estimate for prior-year fee accruals. Transaction-based revenues declined 3% and included fair value losses of CHF 50 million on the Clock Finance portfolio in 2010 compared to fair value losses of CHF 118 million in 2009. Excluding this impact, transaction-based revenues decreased 6%, driven by lower revenues from integrated solutions, which were particularly strong in 2009, and lower brokerage fees, partially offset by higher product issuing fees. 2009 transaction-based revenues included gains on ARS positions and the sale of real estate.

2009 vs 2008: Down 10% from CHF 12,907 million to CHF 11,662 million
The decrease reflected an 11% decline in recurring revenues and a 6% decrease in transaction-based revenues. Lower recurring revenues were mainly driven by a 19% decline in recurring commissions and fees. Lower recurring commissions and fees primarily reflected a 6.4% decline in average assets under management and a shift into lower margin investments, also within managed investment products, resulting from cautious investor behavior, offset in part by strong performance fees from Hedging-Griffo. Net interest income declined 3% due to lower margins on slightly lower average loan volumes, mostly offset by higher margins on higher average deposit volumes. Transaction-based revenues were down 6%, primarily reflecting fair value losses from the Clock Finance transaction of CHF 118 million in 2009 compared to fair value gains of CHF 110 million in 2008. Excluding the impact of the Clock Finance transaction, transaction-based revenues increased 2%, as significantly higher integrated solutions revenues and gains on ARS positions and the sale of real estate were mostly offset by lower product issuing fees, foreign exchange income from client transactions and, to a lesser extent, brokerage fees.

Provision for credit losses
2010 vs 2009: Down from CHF 180 million to CHF 18 million
The change in provision for credit losses primarily reflected net releases of provisions in 2010 in Corporate & Institutional Clients compared to net provisions in 2009 in Corporate & Institutional Clients. Provision for credit losses of CHF 18 million reflected net provisions of CHF 70 million in Wealth Management Clients and net releases of CHF 52 million in Corporate & Institutional Clients. A substantial part of the provisions of CHF 289 million were in Wealth Management Clients, while a substantial part of the releases of CHF 271 million were related to our Corporate & Institutional Clients loan portfolio, despite the record level of corporate insolvencies in Switzerland during 2010. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities. Provision for credit losses in Wealth Management Clients in 2010 and 2009 were mostly related to our Swiss consumer finance business.

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

Operating expenses
Compensation and benefits
2010 vs 2009: Up 2% from CHF 4,651 million to CHF 4,737 million
The increase was primarily due to increases in headcount and base salaries and related benefits, partially offset by lower performance-related variable compensation, reflecting the higher base salaries and the higher proportion of performance-related variable compensation deferred through share-based and other awards.

2009 vs 2008: Up 9% from CHF 4,260 million to CHF 4,651 million
The increase was due to lower performance-related compensation in 2008, due to the deferral of compensation under the CRA program in 2008 and the impact of the amortization of deferred compensation from the CRA program and other prior-year awards in 2009.

General and administrative expenses
2010 vs 2009: Up 8% from CHF 2,580 million to CHF 2,793 million
The increase primarily reflected insurance proceeds of CHF 100 million in 2009 and higher marketing and sales expenses and ongoing investments in our client advisory services and international platforms, mainly IT investments, in 2010.

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

Personnel
Headcount as of the end of 2010 was 25,600, compared to 24,300 as of the end of 2009 and 24,400 as of the end of 2008. The increase from 2009 was mainly due to ongoing IT investments. Further, we increased the headcount in our client-facing businesses, reflecting business investment. The increase of 120 relationship managers in Wealth Management Clients in 2010 reflected further strengthening of our front offices, mainly in EMEA and Switzerland. The increase in EMEA primarily resulted from an increase in our onshore businesses. The net decrease of 100 relationship managers in Wealth Management Clients from 2008 to 2009 reflected a talent upgrade of our relationship managers, mainly in EMEA and Asia Pacific, while the number of relationship managers was stable in Switzerland and slightly higher in the Americas.

Wealth Management Clients
Net revenues
Recurring
2010 vs 2009: Up 2% from CHF 7,310 million to CHF 7,426 million
The increase reflected slightly higher recurring commissions and fees and stable net interest income. Net interest income reflected stable margins on higher average loan volumes and stable average deposit volumes. Recurring commissions and fees were up 2% and average assets under management increased 8.7%. The increase in recurring commissions and fees was mainly driven by higher security account and service fees, reflecting an increase in average volumes, partially offset by lower commissions from fiduciary business, reflecting lower margins and volumes. Management fees were stable despite the 8.7% increase in average assets under management, reflecting the ongoing risk-averse asset mix and lower performance fees from Hedging-Griffo compared to the strong performance in 2009. Fund management fees were positively impacted by a change in estimate for prior-year fee accruals. Investor behavior remained cautious during 2010, reflected in investments in less complex, lower-margin products, also within managed investment products.

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

Transaction-based
2010 vs 2009: Down 6% from CHF 2,561 million to CHF 2,403 million
The decrease was mainly driven by lower revenues from integrated solutions, which were particularly strong in 2009, gains from the sale of real estate and ARS in 2009 and lower brokerage fees, reflecting the low level of client activity, partly offset by higher product issuing fees.

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

Gross Margin
Our gross margin was 120 basis points in 2010, 11 basis points below 2009 and 2008. Compared to 2009, the recurring margin decreased six basis points in 2010, as recurring revenues increased 2% while average assets under management increased 8.7%. The transaction-based margin decreased five basis points, reflecting the 6% decline in transaction-based revenues and the increase in average assets under management.

Results - Wealth Management Clients

	in / end of			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net revenues	9,829	9,871	10,697	0	(8)

Provision for credit losses	70	33	141	112	(77)

Total operating expenses	7,231	6,940	8,047	4	(14)

Income before taxes	2,528	2,898	2,509	(13)	16

Statement of operations metrics (%)

Cost/income ratio	73.6	70.3	75.2	–	–

Pre-tax income margin	25.7	29.4	23.5	–	–

Net revenue detail (CHF million)

Net interest income	3,747	3,706	3,754	1	(1)

Total non-interest income	6,082	6,165	6,943	(1)	(11)

Net revenues	9,829	9,871	10,697	0	(8)

Net revenue detail (CHF million)

Recurring	7,426	7,310	8,234	2	(11)

Transaction-based	2,403	2,561	2,463	(6)	4

Net revenues	9,829	9,871	10,697	0	(8)

Average assets under management (CHF billion)

Average assets under management	820.9	755.4	816.7	8.7	(7.5)

Gross margin on assets under management (bp) [1]

Recurring	91	97	101	–	–

Transaction-based	29	34	30	–	–

Gross margin	120	131	131	–	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
2010 vs 2009: Down 9% from CHF 1,294 million to CHF 1,184 million
The decrease was due to significantly lower deposit margins on higher average volumes and lower loan margins on stable average volumes.
2009 vs 2008: Down 8% from CHF 1,403 million to CHF 1,294 million
The decrease was primarily due to lower margins on higher average loan volumes. Net interest income on deposits was stable, reflecting lower margins on slightly lower average volumes.
Total non-interest income
2010 vs 2009: Up 24% from CHF 497 million to CHF 618 million
The increase was mainly driven by fair value losses of CHF 50 million on the Clock Finance transaction in 2010 compared to losses of CHF 118 million in 2009. Excluding the fair value losses on the Clock Finance transaction, non-interest income increased 9%, driven by higher lending commissions and asset-based fees, reflecting growth in our business with financial institutions, as other transaction-based revenues were stable.

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
Return on business volume in 2010 of 78 basis points was eight basis points below 2009, as net revenues were stable and the average business volume increased 11.0%, mainly from higher average assets under management.

Excluding the fair value gains/(losses) on the Clock Finance transaction, return on business volume was 80 basis points in 2010 compared to 91 basis points in 2009, mainly reflecting lower net interest income and higher average assets under management.

Results - Corporate & Institutional Clients

	in / end of			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net revenues	1,802	1,791	2,210	1	(19)

Provision for credit losses	(52)	147	(8)	–	–

Total operating expenses	956	891	877	7	2

Income before taxes	898	753	1,341	19	(44)

Statement of operations metrics (%)

Cost/income ratio	53.1	49.7	39.7	–	–

Pre-tax income margin	49.8	42.0	60.7	–	–

Net revenue detail (CHF million)

Net interest income	1,184	1,294	1,403	(9)	(8)

Total non-interest income	618	497	807	24	(38)

Net revenues	1,802	1,791	2,210	1	(19)

Net revenue detail (CHF million)

Recurring	1,610	1,670	1,807	(4)	(8)

Transaction-based	192	121	403	59	(70)

Net revenues	1,802	1,791	2,210	1	(19)

Average business volume (CHF billion)

Average business volume	231.8	208.9	212.9	11.0	(1.9)

Business volume (CHF billion)

Client assets	182.7	170.0	148.2	7	15

of which assets under management	124.9	112.1	94.7	11	18

of which commercial assets	50.9	51.1	49.3	0	4

of which custody assets	6.9	6.8	4.2	1	62

Net loans	52.4	50.3	51.1	4	(2)

Business volume	235.1	220.3	199.3	7	11

Return on business volume (bp) [1]

Return on business volume	78	86	104	–	–

1 Net revenues divided by average business volume.

Investment Banking
During 2010, Investment Banking reported income before taxes of CHF 3,531 million and net revenues of CHF 16,214 million. Our results were impacted by subdued client flows compared with 2009, but we had continued market share momentum across products and regions. Net revenues reflected strong underwriting and advisory results and solid equity sales and trading results. Fixed income sales and trading revenues were resilient in spite of macroeconomic uncertainties.

Results

	in / end of			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net revenues	16,214	20,537	(1,971)	(21)	–

Provision for credit losses	(97)	326	679	–	(52)

Compensation and benefits	8,033	8,652	7,006	(7)	23

General and administrative expenses	3,495	3,559	2,794	(2)	27

Commission expenses	1,252	1,155	1,342	8	(14)

Total other operating expenses	4,747	4,714	4,136	1	14

Total operating expenses	12,780	13,366	11,142	(4)	20

Income/(loss) before taxes	3,531	6,845	(13,792)	(48)	–

Statement of operations metrics (%)

Cost/income ratio	78.8	65.1	–	–	–

Pre-tax income margin	21.8	33.3	–	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	20,364	20,202	28,945	1	(30)

Pre-tax return on average utilized economic capital (%) [1]	18.0	34.5	(47.2)	–	–

Number of employees (full-time equivalents)

Number of employees	20,700	19,400	19,600	7	(1)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change

	2010	2009	2008	10 / 09	09 / 08

Net revenue detail (CHF million)

Debt underwriting	2,015	1,141	431	77	165

Equity underwriting	901	1,190	856	(24)	39

Total underwriting	2,916	2,331	1,287	25	81

Advisory and other fees	1,090	793	1,348	37	(41)

Total underwriting and advisory	4,006	3,124	2,635	28	19

Fixed income trading	6,446	10,457	(5,372)	(38)	–

Equity trading	5,884	7,469	1,471	(21)	408

Total trading	12,330	17,926	(3,901)	(31)	–

Other	(122)	(513)	(705)	(76)	(27)

Net revenues	16,214	20,537	(1,971)	(21)	–

Average one-day, 99% Value-at-Risk (CHF million) [1]

Interest rate and credit spread	121	157	206	(23)	(24)

Foreign exchange	19	16	31	19	(48)

Commodity	14	21	50	(33)	(58)

Equity	25	38	91	(34)	(58)

Diversification benefit	(68)	(98)	(131)	(31)	(25)

Average one-day, 99% Value-at-Risk	111	134	247	(17)	(46)

Risk-weighted assets (million) [2]

Risk-weighted assets (CHF)	136,883	144,439	172,503	(5)	(16)

Risk-weighted assets (USD)	146,009	140,096	163,278	4	(14)

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day, 99% risk management VaR measure was revised in 2Q10. For further information on VaR and changes in VaR methodology, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk. 2 Includes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital.

Results overview
In 2010, we reported income before taxes of CHF 3,531 million and net revenues of CHF 16,214 million, compared to income before taxes of CHF 6,845 million and net revenues of CHF 20,537 million in 2009. Approximately CHF 1.3 billion of our revenues in 2009 were due to the normalization of market conditions that had become severely dislocated in the fourth quarter of 2008. In addition, results in many of our businesses in 2010 were impacted by lower levels of client trading activity compared to 2009. We continued to make progress in the implementation of our client-focused, capital-efficient strategy and continued to increase our market share across most businesses and regions.

Our fixed income sales and trading revenues were resilient, although significantly lower compared to 2009, reflecting a challenging environment for the industry affected by macroeconomic uncertainties. Our results were driven by >>>RMBS, credit, global rates and emerging markets trading. Revenues in global rates and credit, including leveraged finance and investment grade trading, although solid, reflected less favorable market conditions than in 2009 and market volatility triggered by sovereign debt concerns in Europe in 2010. Revenues in RMBS and leveraged finance trading benefited from an increase in investor demand for yield-driven products.

Our equity sales and trading results were solid, although lower compared to a strong 2009, reflecting lower levels of client trading activity. Our results were driven by revenues in cash equities, prime services and derivatives. In 2010, we improved our market share while maintaining our leading market share rankings in cash equities and prime services.

We had strong underwriting and advisory results, reflecting an increase in industry-wide capital issuance levels, an increase in completed M&A market share and improved share of wallet with clients. We had near-record revenues in debt underwriting, driven by higher industry-wide high yield issuance volumes, and improved advisory revenues, reflecting an increase in completed M&A market share. Our equity underwriting revenues were in line with lower industry-wide equity issuance levels, particularly in follow-on and convertible issuances, partially offset by a significant increase in IPO volumes.

Our results included net fair value losses on Credit Suisse vanilla debt of CHF 232 million in 2010, compared to net fair value losses of CHF 397 million in 2009, and significant allocated funding costs. Our results were also impacted by debit valuation adjustment (DVA) losses relating to structured note liabilities of CHF 73 million in 2010 compared to DVA losses of CHF 321 million in 2009. For further information on DVA, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.

We had net releases of provisions for credit losses of CHF 97 million in 2010 compared to net provisions of CHF 326 million in 2009, driven by significantly lower new provisions and higher releases and recoveries in 2010, reflecting the improved credit environment.

Total operating expenses were CHF 12,780 million, down 4%, reflecting a 7% decrease in compensation and benefits. The decrease in compensation and benefits was primarily due to lower performance-related variable compensation accruals. The 2010 performance-related variable compensation accruals reflected lower risk-adjusted profitability, higher base salaries and a higher proportion of performance-related variable compensation deferred through share-based, restricted cash and other awards. The decrease was offset in part by an increase in salary expense, reflecting higher base salaries and increased headcount, and higher deferred compensation from prior-year share awards. General and administrative expenses decreased slightly, as a significant decline in litigation provisions was mostly offset by higher IT investments and expenses relating to an increase in client-related business activity.

The weakening of the average rate of the US dollar against the Swiss franc from 2009 adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 17% lower and total operating expenses were 1% higher compared to 2009. For information on foreign currency translation rates, refer to X – Investor information.

For 2009, income before taxes was a record CHF 6,845 million compared to a loss before taxes of CHF 13,792 million for 2008. Net revenues were CHF 20,537 million compared to negative net revenues of CHF 1,971 million for 2008, as we made substantial progress in the implementation of our client-focused, capital-efficient strategy, and as a result, were well-positioned to increase our market share across various businesses and regions and to benefit from a recovery in the global financial markets. We had strong results in our fixed income and equity trading businesses compared to significant losses in 2008, mostly in exit businesses, driven by the dislocation in the structured products and credit markets, as well as the extreme volatility and the restrictions on short selling in the second half of 2008. Our 2009 fixed income trading results included valuation gains in our structured products and leveraged finance businesses, compared to net valuation reductions of CHF 10,923 million in 2008. We had losses of CHF 2.7 billion in our exit businesses, primarily driven by valuation reductions in >>>CMBS. Approximately CHF 1.3 billion of revenues in the first quarter were due to more normalized market conditions, including the narrowing of credit spreads, the reduction in the differential between cash and synthetic instruments, the reduction in market volatility and the stabilization of the convertible bond market from the fourth quarter of 2008. We also had strong revenues in our debt and equity underwriting businesses, reflecting increased industry-wide equity and debt issuance volumes and market share improvement in many products. Results included CHF 397 million of net fair value losses on Credit Suisse debt compared to CHF 4,654 million of fair value gains in 2008 and higher allocated funding costs. Provision for credit losses decreased, reflecting higher releases and recoveries. Total operating expenses increased 20%, reflecting a 23% increase in compensation and benefits and a 14% increase in total other operating expenses.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The 2010 pre-tax income margin was 21.8 % compared to 33.3% in 2009. The 2008 pre-tax income margin was not meaningful given our losses, reflecting the extremely challenging operating environment.

Value-at-Risk
The 2010 average one-day, 99% >>>risk management VaR was CHF 111 million compared to CHF 134 million in 2009. For further information on VaR for Credit Suisse, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Pre-tax return on average utilized economic capital
The 2010 pre-tax return on average utilized economic capital was 18.0% compared to 34.5% in 2009 and negative 47.2% in 2008.
Risk-weighted assets
>>>Risk-weighted assets increased 4% to USD 146 billion from the end of 2009. Risk-weighted assets in ongoing businesses increased to USD 135 billion from USD 123 billion as of the end of 2009. Risk-weighted assets in exit businesses declined from USD 17 billion as of the end of 2009 to USD 11 billion as of the end of 2010, reflecting our efforts to reallocate capital from our exit businesses to support growth in our client-focused businesses. Risk-weighted assets were USD 163 billion as of the end of 2008.

Results detail
The following provides a comparison of our 2010 results versus 2009 and 2009 results versus 2008.
Net revenues
Debt underwriting
2010 vs 2009: Up 77% from CHF 1,141 million to CHF 2,015 million
The increase was due to significantly stronger results in leveraged finance, reflecting record industry-wide high yield issuance volumes in 2010 driven by refinancings. Our 2010 results also reflected significant structuring and syndication fees related to a large private financing and increased revenues from structured lending in emerging markets. Revenues from investment grade issuance were stable, reflecting slightly lower industry-wide issuance volumes and stable market share.

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

Equity underwriting
2010 vs 2009: Down 24% from CHF 1,190 million to CHF 901 million
The decrease was driven by lower revenues from follow-on offerings, reflecting a significant decrease in industry-wide follow-on issuance volumes compared to high issuance levels in 2009, as well as lower fee margins on certain large issuances during 2010. The decrease was partly offset by higher revenues from IPOs, reflecting higher industry-wide issuance volumes in 2010, including record quarterly issuance volumes in the fourth quarter, and an increase in IPO market share. In 2010, industry-wide global equity underwriting activity shifted from a predominance of bank recapitalizations in 2009 to a resurgence of growth issuance in 2010.

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

Advisory and other fees
2010 vs 2009: Up 37% from CHF 793 million to CHF 1,090 million
The increase was due to higher M&A fees driven by a significant improvement in completed M&A market share.
2009 vs 2008: Down 41% from CHF 1,348 million to CHF 793 million
The decrease was due to significantly lower levels of global completed M&A activity and a decline in completed M&A market share.
Fixed income trading
2010 vs 2009: Down 38%from CHF 10,457 million to CHF 6,446 million
The decrease was due to lower revenues across most fixed income businesses, particularly global rates and credit, including leveraged finance and investment grade trading. Revenues in these businesses, although solid, were significantly lower compared to a strong 2009, reflecting less favorable market conditions than in 2009 and market volatility triggered by sovereign debt concerns in Europe in 2010. We also had lower revenues in global foreign exchange and corporate lending, and losses in our exit >>>CDO business and fixed income arbitrage trading, compared to revenues in 2009. Approximately CHF 1,100 million of our fixed income trading revenues in 2009 were driven by the normalization of market conditions that had become severely dislocated in the fourth quarter of 2008. The decrease in revenues was partly offset by improved results in several of our exit businesses, including significantly lower valuation reductions in our >>>CMBS exit portfolio compared to 2009, and gains in certain residential mortgage businesses compared to losses in 2009. We also had strong revenues in our US >>>RMBS business, as higher non-agency revenues offset a decline in agency revenues. In 2010, revenues in RMBS and leveraged finance benefited from strong investor demand for yield-driven products. During the year, we improved our market share in >>>flow-based businesses across products and regions. Our results also reflected net fair value losses on Credit Suisse vanilla debt of CHF 209 million compared to net fair value losses of CHF 358 million in 2009, and DVA losses related to structured note liabilities of CHF 10 million in 2010 compared to DVA losses of CHF 347 million in 2009.

2009 vs 2008: From CHF (5,372) million to CHF 10,457 million
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

Equity trading
2010 vs 2009: Down 21% from CHF 7,469 million to CHF 5,884 million
The decrease was due to lower revenues across most equity businesses compared to very strong results in 2009. Our results in cash equities were solid, although lower, reflecting uneven market volumes and lower client trading activity during 2010. We also reported lower revenues from equity arbitrage trading strategies and solid, but lower, revenues in convertibles and >>>derivatives. Our combined revenues from convertibles and derivatives in 2009 included approximately CHF 200 million of revenues that were driven by the normalization of market conditions that had become severely dislocated in the fourth quarter of 2008. We also had slightly lower revenues in prime services, reflecting the foreign exchange translation impact. In US dollars, we had record revenues in prime services, despite subdued levels of hedge fund leverage and activity, reflecting higher client balances and market share. In 2010, we improved our market share and maintained our leading market share rankings in cash equities and prime services. Our results reflected net fair value losses on Credit Suisse vanilla debt of CHF 23 million compared to net fair value losses of CHF 40 million in 2009, and DVA losses related to structured note liabilities of CHF 63 million in 2010 compared to DVA gains of CHF 26 million in 2009.

2009 vs 2008: Up 408% from CHF 1,471 million to CHF 7,469 million
The increase was due to significant revenues in 2009 in certain businesses compared with losses in the second half of 2008. Losses in the second half of 2008 included CHF 1,725 million in the convertibles business, CHF 1,120 million in long/short event and risk arbitrage trading strategies and CHF 1,815 million in the fourth quarter of 2008 in equity derivatives stemming from losses in the structured derivatives and corporate and flow derivatives businesses. By the end of the first quarter, we had substantially reduced our trading positions relating to illiquid equity trading strategies. In addition, we had higher revenues from our fund-linked products and prime services businesses. Results in our cash equities business continued to be strong. Equity trading results included net fair value losses of CHF 40 million on Credit Suisse debt compared to fair value gains of CHF 466 million in 2008. In the first quarter of 2009, the results included approximately CHF 200 million of equity trading revenues, primarily in our equity derivatives and convertibles businesses, that were driven by a reduction in market volatility and the stabilization of the convertible bond market.

Provision for credit losses
2010 vs 2009: From CHF 326 million to CHF (97) million
The provision release reflected significantly lower new provisions, including lower provisions relating to a guarantee provided in a prior year to a third-party bank, and higher releases and recoveries in 2010 compared to 2009, driven by the improved credit environment. Our 2009 results also included significant provisions relating to loans to a single borrower in our emerging markets business.

2009 vs 2008: Down 52% from CHF 679 million to CHF 326 million
The decrease was driven by higher releases and recoveries in 2009, as well as lower net provisions relating to a guarantee provided in a prior year to a third-party bank.
Operating expenses
Compensation and benefits
2010 vs 2009: Down 7% from CHF 8,652 million to CHF 8,033 million
The decrease was primarily due to lower performance-related variable compensation accruals, reflecting lower risk-adjusted profitability, higher base salaries and a higher proportion of performance-related variable compensation deferred through share-based, restricted cash and other awards. The decrease was offset in part by an increase in salary expense, reflecting higher base salaries and increased headcount, and higher deferred compensation from prior-year share awards.

2009 vs 2008: Up 23% from CHF 7,006 million to CHF 8,652 million
The increase was primarily due to higher performance-related compensation, reflecting improved risk-adjusted profitability, and higher voluntary deferred compensation, offset in part by lower deferred compensation from prior-year share awards, salaries and benefits and severance costs.

General and administrative expenses
2010 vs 2009: Down 2% from CHF 3,559 million to CHF 3,495 million
The slight decrease reflected a significant decline in litigation provisions and lower occupancy expenses and professional fees, mostly offset by higher IT investments and expenses relating to recruitment and travel and entertainment driven by an increase in client-related business activity. Litigation provisions in 2009 included charges of CHF 344 million related to the settlement of litigation with Huntsman.

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

Personnel
Headcount as of the end of 2010 was 20,700, compared to 19,400 as of the end of 2009 and 19,600 as of the end of 2008. The increase from 2009 was driven by IT professionals, reflecting our investment in infrastructure in client-focused businesses, as well as the expansion of our sales force in fixed income, strategic hires across regions in our underwriting and advisory businesses and additional headcount in prime services and cash equities.

Asset Management
In 2010, we recorded income before taxes of CHF 503 million and net revenues of CHF 2,332 million. We had significant investment-related gains in 2010 compared to significant losses in 2009 and significantly lower gains on equity participations. We recorded net new assets of CHF 20.6 billion, up substantially from CHF 0.4 billion in 2009.

Results

	in / end of			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net revenues	2,332	1,842	632	27	191

Provision for credit losses	0	0	0	–	–

Compensation and benefits	1,082	1,090	1,055	(1)	3

General and administrative expenses	583	557	604	5	(8)

Commission expenses	164	160	158	2	1

Total other operating expenses	747	717	762	4	(6)

Total operating expenses	1,829	1,807	1,817	1	(1)

Income/(loss) before taxes	503	35	(1,185)	–	–

Statement of operations metrics (%)

Cost/income ratio	78.4	98.1	287.5	–	–

Pre-tax income margin	21.6	1.9	(187.5)	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,439	3,388	3,261	2	4

Pre-tax return on average utilized economic capital (%) [1]	15.7	2.1	(35.0)	–	–

Number of employees (full-time equivalents)

Number of employees	2,900	3,100	3,100	(6)	0

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in					% change

	2010	2009		2008		10 / 09	09 / 08

Net revenue detail by type (CHF million)

Asset management fees	1,412	1,376		1,583		3	(13)

Placement, transaction and other fees	143	169		232		(15)	(27)

Performance fees and carried interest	187	220		153		(15)	44

Equity participations	41	338		(60)		(88)	–

Investment-related gains/(losses)	420	(365)		(656)		–	(44)

Other revenues [1,2]	129	104	[3]	(620)	[3]	24	–

Net revenues	2,332	1,842		632		27	191

Net revenue detail by investment strategies (CHF million)

Alternative investments	1,201	1,085		1,317		11	(18)

Traditional investments	525	467		655		12	(29)

Diversified investments [4]	59	424		(30)		(86)	–

Other [2]	127	231	[3]	(654)	[3]	(45)	–

Net revenues before investment-related gains/(losses)	1,912	2,207		1,288		(13)	71

Investment-related gains/(losses)	420	(365)		(656)		–	(44)

Net revenues	2,332	1,842		632		27	191

Fee-based margin on assets under management (bp)

Fee-based margin [5]	41	42		38		–	–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains/(losses) on securities purchased from our money market funds of CHF 143 million, CHF 109 million and CHF (687) million in 2010, 2009 and 2008, respectively. 3 Includes realized and unrealized gains/(losses) from client securities lending portfolios. 4 Includes revenues relating to management of the PAF and income from our equity investment in Aberdeen. 5 Asset management fees, placement, transaction and other fees, performance fees and carried interest divided by average assets under management.

Results overview
In 2010, income before taxes was CHF 503 million, compared to CHF 35 million in 2009. Net revenues of CHF 2,332 million were up 27% compared to 2009, primarily reflecting investment-related gains compared to losses in 2009, partially offset by lower income from equity participations. Investment-related gains were CHF 420 million, compared to losses of CHF 365 million in 2009, reflecting improved equity markets. Asset management fees of CHF 1,412 million were up 3%, reflecting higher average assets under management. Average assets under management increased 2.2% to CHF 427.8 billion and were adversely impacted by foreign exchange-related movements and the spin-off of non-core businesses. Placement, transaction and other fees of CHF 143 million were down 15%, reflecting losses related to investments held by AMF and lower revenues from integrated solutions, partially offset by higher private equity placement and real estate transaction fees. Performance fees and carried interest of CHF 187 million were down 15% from lower performance fees from Hedging-Griffo and from diversified investments relating to management of the PAF, partially offset by carried interest relating to realized private equity gains. Equity participations income of CHF 41 million was down 88% from 2009, which included significant gains from the sale of part of our traditional investments business to Aberdeen and the sale of our Polish and Korean joint ventures. Other revenues in 2010 and 2009 primarily reflected gains on the sale of securities purchased from our money market funds and securities acquired from client securities lending portfolios. Net revenues before securities purchased from our money market funds and investment-related gains of CHF 1,769 million were down 16%, primarily due to lower revenues from equity participations. Total operating expenses of CHF 1,829 million were stable.

Assets under management were CHF 425.8 billion, up 2.4% compared to the end of 2009, primarily reflecting strong net new assets and positive market performance, partially offset by adverse foreign exchange-related movements. Net new assets in 2010 of CHF 20.6 billion included inflows of CHF 13.0 billion in alternative investments, primarily in ETFs, real estate and index strategies, and net inflows of CHF 7.7 billion in traditional investments, primarily in multi-asset class solutions.

Results in 2010 were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc compared to 2009.
We had no balance sheet exposure to securities purchased from our money market funds as of the end of 2010.
In 2009, income before taxes was CHF 35 million, compared to a loss before taxes of CHF 1,185 million in 2008. Net revenues almost tripled to CHF 1,842 million compared to 2008, primarily reflecting gains from securities purchased from our money market funds compared to significant losses in 2008, lower investment-related losses and higher income from equity participations, including aggregate gains of CHF 286 million from the Aberdeen transaction and the sale of the two joint ventures. Net revenues before securities purchased from our money market funds and investment-related losses of CHF 2,098 million were up 6%, primarily due to the higher income from equity participations, partially offset by lower management and placement fees. Average assets under management decreased 18.7% in 2009. Asset management fees of CHF 1,376 million were down 13%, primarily from significantly lower revenues in multi-asset class solutions, reflecting the decline in average assets under management and lower margins. Placement, transaction and other fees declined 27%, reflecting the difficult fundraising environment in 2009, partially offset by higher revenues from integrated solutions. Performance fees and carried interest increased 44%, primarily from performance fees from Hedging-Griffo and from diversified investments relating to management of the PAF. Equity participations income primarily reflected the gains from the Aberdeen transaction and the sale of the two joint ventures. 2008 revenues included an impairment charge on the Korean joint venture. Other revenues in 2009 included gains from securities purchased from our money market funds compared to significant losses in 2008. Other revenues in 2008 included losses associated with proprietary hedge fund positions. Total operating expenses of CHF 1,807 million were stable, as higher performance-related compensation accruals were offset by a decline in general and administrative expenses.

Assets under management were CHF 416.0 billion as of the end of 2009, up 1.1% compared to the end of 2008, primarily reflecting positive market performance, partially offset by the transfer of the managed lending business to Investment Banking and the sale of the two joint ventures. Net new assets in 2009 of CHF 0.4 billion included net inflows of CHF 3.7 billion in alternative investments, primarily from net inflows in real estate, index strategies and ETFs, partially offset by net outflows from hedge funds, and net inflows of CHF 0.2 billion in traditional investments, as inflows in multi-asset class solutions and in Swiss advisory were mostly offset by outflows in fixed income & equities and the impact from the tax amnesty in Italy. Net new assets were impacted by outflows of CHF 4.9 billion in money market assets in the managed lending business.

Our balance sheet exposure to securities purchased from our money market funds was CHF 260 million as of the end of 2009 and CHF 567 million as of the end of 2008.
In the first quarter of 2009, the private fund group, which raises capital for hedge funds, private equity and real estate funds, was transferred to Asset Management from Investment Banking.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles was a pre-tax income margin above 40%. The pre-tax income margin was 21.6% in 2010, compared to 1.9% in 2009 and negative 187.5% in 2008. The pre-tax income margin before securities purchased from our money market funds was 16.4% in 2010, compared to negative 4.3% in 2009 and negative 37.8% in 2008. Going forward, we will target a pre-tax income margin above 35%.

Net new asset growth rate
In 2010, the growth rate was 5.0%, compared to 0.1% in 2009, and negative 10.6% in 2008. Going forward this will be a KPI and we will target a net new asset growth rate above 6%.
Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees and performance fees and carried interest divided by average assets under management, was 41 basis points in 2010, compared to 42 basis points in 2009 and 38 basis points in 2008.

Assets under management – Asset Management

	in / end of					% change

	2010	2009		2008		10 / 09	09 / 08

Assets under management (CHF billion)

Alternative investments	195.6	185.5		169.4		5.4	9.5

of which hedge funds	27.3	25.2		31.6		8.3	(20.3)

of which private equity	30.8	32.2		36.6		(4.3)	(12.0)

of which real estate & commodities	43.4	41.5		36.2		4.6	14.6

of which credit	18.3	18.5		15.3		(1.1)	20.9

of which ETF	14.6	10.0		6.4		46.0	56.3

of which index strategies	54.2	51.9		38.1		4.4	36.2

of which other	7.0	6.2		5.2		12.9	19.2

Traditional investments	229.4	230.2		204.3		0.0	12.7

of which multi-asset class solutions	114.9	117.4		101.2		(2.1)	16.0

of which fixed income & equities	46.4	45.1		42.7		2.9	5.6

of which Swiss advisory	68.1	67.7		60.4		0.6	12.1

Diversified investments	0.8	0.3		18.8		166.7	(98.4)

Other	0.0	0.0		19.0		–	(100.0)

Assets under management	425.8	416.0		411.5		2.4	1.1

Average assets under management (CHF billion)

Average assets under management	427.8	418.4		514.9		2.2	(18.7)

Assets under management by currency (CHF billion)

USD	100.8	94.8		105.9		6.3	(10.5)

EUR	58.7	61.5		56.5		(4.6)	8.8

CHF	245.1	240.3		224.6		2.0	7.0

Other	21.2	19.4		24.5		9.3	(20.8)

Assets under management	425.8	416.0		411.5		2.4	1.1

Growth in assets under management (CHF billion)

Net new assets	20.6	0.4		(63.3)		–	–

Other effects	(10.8)	4.1		(124.6)		–	–

of which market movements	8.9	30.7		(78.6)		–	–

of which currency	(23.4)	0.2		(23.5)		–	–

of which other [1]	3.7	(26.8)	[2]	(22.5)	[3,4]	–	–

Growth in assets under management	9.8	4.5		(187.9)		–	–

Growth in assets under management (annualized) (%)

Net new assets	5.0	0.1		(10.6)		–	–

Other effects	(2.6)	1.0		(20.8)		–	–

Growth in assets under management	2.4	1.1		(31.4)		–	–

Principal investments (CHF billion)

Principal investments [5]	3.4	3.8		4.0		(10.5)	(5.0)

1 Includes the impact from acquisitions and divestures. 2 Includes assets under management of the managed lending business transferred to Investment Banking of CHF 13.2 billion and reductions relating to the sale of two joint ventures. 3 Includes CHF 16.6 billion of assets under management relating to the acquisition of Hedging-Griffo. 4 Includes outflows from the sale of the insurance business. 5 Includes primarily private equity investments.

Results detail
The following provides a comparison of our 2010 results versus 2009 and 2009 versus 2008.
Net revenues
Asset Management fees
2010 vs 2009: Up 3% from CHF 1,376 million to CHF 1,412 million
The increase resulted from higher fees in alternative investments and traditional investments, partially offset by lower fees from diversified investments. The increase in alternative investments was driven by higher fees from Hedging-Griffo, ETFs, index products and single manager hedge funds, reflecting higher average assets under management. The increase was partially offset by lower fees in private equity, fund of hedge funds, credit strategies and real estate, which were impacted by the spin-off of our real estate private equity fund and our credit hedge fund during 2010, and the foreign exchange translation impact. Traditional investments fees were higher in equity and fixed income products and multi-asset class solutions, partially offset by lower fees in Swiss advisory. Fees from diversified investments decreased, mainly due to lower fees from fund administration services, reflecting the transfer of the Luxembourg fund administration business to Private Banking in the first quarter of 2010, partially offset by higher fees from our agreement to service Aberdeen assets on a transitional basis.

2009 vs 2008: Down 13% from CHF 1,583 million to CHF 1,376 million
The decrease reflected lower fees in traditional investments and alternative investments, partially offset by higher fees in diversified investments. The decrease in traditional investments reflected lower average assets under management and a shift into lower margin products. The decrease in alternative investments reflected lower average assets under management, and lower revenues from fund of hedge funds, emerging markets and index strategies, partially offset by higher revenues from private equity. Fees in diversified strategies increased due to higher fees from management of the PAF and fund administration services fees.

Placement, transaction and other fees
2010 vs 2009: Down 15% from CHF 169 million to CHF 143 million
The decrease was due to losses on investments held by AMF and lower revenues from integrated solutions, partially offset by higher private equity placement fees and transaction fees from real estate funds.

2009 vs 2008: Down 27% from CHF 232 million to CHF 169 million
The decrease was primarily due to lower private equity placement fees in a challenging fundraising environment, partially offset by higher revenues from integrated solutions.
Performance fees and carried interest
2010 vs 2009: Down 15% from CHF 220 million to CHF 187 million
The decrease was mainly due to significantly lower performance fees from Hedging-Griffo and from management of the PAF, partially offset by increased carried interest in alternative investments from realized private equity gains and higher fees from single-manager hedge funds and credit strategies.

2009 vs 2008: Up 44% from CHF 153 million to CHF 220 million
The increase was mainly due to significantly higher performance fees from Hedging-Griffo and from management of the PAF, partially offset by a decrease in carried interest from realized private equity gains.

Equity participations
2010 vs 2009: Down 88% from CHF 338 million to CHF 41 million
The decrease was mainly due to the 2009 gains of CHF 228 million from the Aberdeen transaction and CHF 58 million from the sale of the two joint ventures, and lower income in 2010 resulting from the reduction of our ownership interest in Aberdeen due to the issuance of shares by Aberdeen.

2009 vs 2008: From CHF (60) million to CHF 338 million
The increase was mainly due to the gain from the Aberdeen transaction and the CHF 39 million net gain from the sale of the Polish joint venture and the CHF 19 million gain from the sale of Korean joint venture. 2008 included an impairment charge on the Korean joint venture and losses on our investment in Ospraie, which was adversely impacted by the closing of one of its major funds.

Investment-related gains/(losses)
2010 vs 2009: From CHF (365) million to CHF 420 million
In 2010, we had realized and unrealized gains in private equity investments, mainly in the energy, industrial and commodities sectors, and in credit-related investments. In 2009, we had unrealized losses in private equity investments, mainly in the real estate, financial services and energy sectors, partially offset by unrealized gains in credit-related investments.

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

Operating expenses
Compensation and benefits
2010 vs 2009: Stable at CHF 1,082 million
Compensation and benefits expenses were stable, as lower performance-related variable compensation accruals, reflecting higher base salaries and a higher proportion of variable compensation deferred through share-based and other awards, were offset by the increase in base salaries and higher deferred compensation expense from prior-year awards.

2009 vs 2008: Up 3% from CHF 1,055 million to CHF 1,090 million
The increase was mainly due to higher performance-related variable compensation accruals, due to the deferral of compensation under the CRA program in 2008, and the amortization of CRA in 2009, partially offset by lower deferred compensation from prior-year share awards and lower salaries. Compensation in 2008 included CHF 47 million of severance costs relating to realignments.

General and administrative expenses
2010 vs 2009: Up 5% from CHF 557 million to CHF 583 million
The increase mainly reflected higher fund administration costs, including the transfer of the Luxembourg fund administration business to Private Banking, and higher professional fees, partially offset by lower non-credit-related provisions.

2009 vs 2008: Down 8% from CHF 604 million to CHF 557 million
The decrease mainly reflected the CHF 41 million impairment charge on acquired intangible assets in 2008, partially offset by higher non-credit-related provisions. Other general and administrative expenses were stable, reflecting our focus on cost management.

Personnel
In 2010, headcount decreased to 2,900, down 200 from 2009 and 2008. The decrease mainly related to the transfer of the Luxembourg fund administration business to Private Banking in 2010. Headcount in 2008 included a reduction of 400 employees due to the Aberdeen transaction.

Corporate Center
In 2010, we recorded a loss from continuing operations before taxes of CHF 660 million, primarily reflecting a charge for the UK levy on variable compensation and litigation provisions, partly offset by fair value gains on Credit Suisse vanilla debt.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

The following provides a comparison of our 2010 results versus 2009 and 2009 results versus 2008.
Loss from continuing operations before taxes
2010 vs 2009: From CHF (1,948) million to CHF (660) million
The decreased loss primarily reflected lower litigation provisions and fair value gains on Credit Suisse vanilla debt versus losses in 2009. The 2010 loss included a charge of CHF 404 million for the UK levy on variable compensation and CHF 216 million of litigation provisions, partly offset by CHF 590 million of fair value gains on our long-term vanilla debt, which reflected the positive difference between the straight-line amortization charged to the segments and the net impact of fair valuation adjustments on Credit Suisse debt from widening credit spreads. Revenues and compensation and benefits also included reclassifications relating to the PAF, as PAF gains and offsetting compensation expense were included in Investment Banking trading revenues.

2009 vs 2008: From CHF (1,036) million to CHF (1,948) million
The increased loss primarily reflected litigation provisions of CHF 705 million relating to the settlement of the US sanctions matter of CHF 560 million and >>> ARS of CHF 135 million. Additionally, Corporate Center included the negative difference between the straight-line amortization and the net impact of fair valuation adjustments on Credit Suisse debt from narrowing credit spreads of CHF 327 million , the elimination of the Aberdeen gain in discontinued operations in Asset Management of CHF 228 million and a CHF 100 million cost for captive insurance settlements for non-credit-related provisions in Wealth Management Clients.

Results

	in			% change

	2010	2009	2008	10 / 09	09 / 08

Statements of operations (CHF million)

Net revenues	448	(424)	294	–	–

Provision for credit losses	0	0	1	–	(100)

Compensation and benefits	710	534	858	33	(38)

General and administrative expenses	323	908	422	(64)	115

Commission expenses	75	82	49	(9)	67

Total other operating expenses	398	990	471	(60)	110

Total operating expenses	1,108	1,524	1,329	(27)	15

Loss from continuing operations before taxes	(660)	(1,948)	(1,036)	(66)	88

Results overview

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling interests without SEI			Credit Suisse

in / end of	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010		2009		2008		2010	2009	2008		2010	2009	2008	2010	2009	2008

Statements of operations (CHF million)

Net revenues	11,631	11,662	12,907	16,214	20,537	(1,971)	2,332	1,842	632	448		(424)		294		30,625	33,617	11,862		761	(323)	(2,594)	31,386	33,294	9,268

Provision for credit losses	18	180	133	(97)	326	679	0	0	0	0		0		1		(79)	506	813		0	0	0	(79)	506	813

Compensation and benefits	4,737	4,651	4,260	8,033	8,652	7,006	1,082	1,090	1,055	710		534		858		14,562	14,927	13,179		37	86	75	14,599	15,013	13,254

General and administrative expenses	2,793	2,580	3,919	3,495	3,559	2,794	583	557	604	323		908		422		7,194	7,604	7,739		37	97	70	7,231	7,701	7,809

Commission expenses	657	600	745	1,252	1,155	1,342	164	160	158	75		82		49		2,148	1,997	2,294		0	0	0	2,148	1,997	2,294

Total other operating expenses	3,450	3,180	4,664	4,747	4,714	4,136	747	717	762	398		990		471		9,342	9,601	10,033		37	97	70	9,379	9,698	10,103

Total operating expenses	8,187	7,831	8,924	12,780	13,366	11,142	1,829	1,807	1,817	1,108		1,524		1,329		23,904	24,528	23,212		74	183	145	23,978	24,711	23,357

Income/(loss) from continuing operations before taxes	3,426	3,651	3,850	3,531	6,845	(13,792)	503	35	(1,185)	(660)		(1,948)		(1,036)		6,800	8,583	(12,163)		687	(506)	(2,739)	7,487	8,077	(14,902)

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–		1,548	1,835	(4,596)		0	0	0	1,548	1,835	(4,596)

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		5,252	6,748	(7,567)		687	(506)	(2,739)	5,939	6,242	(10,306)

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		(19)	169	(531)		0	0	0	(19)	169	(531)

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		5,233	6,917	(8,098)		687	(506)	(2,739)	5,920	6,411	(10,837)

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		135	193	120		687	(506)	(2,739)	822	(313)	(2,619)

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		5,098	6,724	(8,218)		0	0	0	5,098	6,724	(8,218)

Statement of operations metrics (%)

Cost/income ratio	70.4	67.1	69.1	78.8	65.1	–	78.4	98.1	287.5	–		–		–		78.1	73.0	195.7		–	–	–	76.4	74.2	252.0

Pre-tax income margin	29.5	31.3	29.8	21.8	33.3	–	21.6	1.9	(187.5)	–		–		–		22.2	25.5	(102.5)		–	–	–	23.9	24.3	(160.8)

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		22.8	21.4	37.8		–	–	–	20.7	22.7	30.8

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		17.1	20.1	(63.8)		–	–	–	18.9	18.7	(111.2)

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		16.6	20.0	(69.3)		–	–	–	16.2	20.2	(88.7)

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,493	6,151	6,030	20,364	20,202	28,945	3,439	3,388	3,261	1,113	[2]	(31)	[2]	(10)	[2]	31,392	29,693	38,208		–	–	–	31,392	29,693	38,208

Pre-tax return on average utilized economic capital (%) [3]	53.2	59.8	64.4	18.0	34.5	(47.2)	15.7	2.1	(35.0)	–		–		–		22.3	29.5	(31.3)		–	–	–	24.5	27.8	(38.5)

Balance sheet statistics (CHF million)

Total assets	337,496	345,488	374,771	803,613	819,081	976,713	27,986	19,289	21,580	(143,945)	[4]	(161,826)	[4]	(217,147)	[4]	1,025,150	1,022,032	1,155,917		6,855	9,395	14,433	1,032,005	1,031,427	1,170,350

Net loans	182,880	176,009	174,904	35,970	61,175	60,837	–	–	–	(8)		(4)		80		218,842	237,180	235,797		–	–	–	218,842	237,180	235,797

Goodwill	749	789	765	6,347	6,843	6,972	1,489	1,635	1,593	–		–		–		8,585	9,267	9,330		–	–	–	8,585	9,267	9,330

Number of employees (full-time equivalents)

Number of employees	25,600	24,300	24,400	20,700	19,400	19,600	2,900	3,100	3,100	900		800		700		50,100	47,600	47,800		–	–	–	50,100	47,600	47,800

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill. 4 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Assets under management
As of December 31, 2010, assets under management were CHF 1,253.0 billion, up 2.0% compared to December 31, 2009, primarily reflecting net new assets of CHF 54.6 billion in Private Banking and CHF 20.6 billion in Asset Management, and positive market movements, mostly offset by adverse foreign exchange-related movements.

Assets under management and client assets

	end of				% change

	2010	2009	2008		10 / 09	09 / 08

Assets under management (CHF billion)

Private Banking	932.9	914.9	788.9		2.0	16.0

Asset Management	425.8	416.0	411.5		2.4	1.1

Assets managed by Asset Management for Private Banking clients	(105.7)	(101.9)	(94.3)		3.7	8.1

Assets under management from continuing operations	1,253.0	1,229.0	1,106.1		2.0	11.1

of which discretionary assets	429.1	422.3	416.1		1.6	1.5

of which advisory assets	823.9	806.7	690.0		2.1	16.9

Discontinued operations	-	-	67.9	[1]	–	(100.0)

Assets under management	1,253.0	1,229.0	1,174.0		2.0	4.7

Client assets (CHF billion)

Private Banking	1,087.1	1,063.4	919.9		2.2	15.6

Asset Management	452.5	444.7	425.1		1.8	4.6

Assets managed by Asset Management for Private Banking clients	(105.7)	(101.9)	(94.3)		3.7	8.1

Client assets from continuing operations	1,433.9	1,406.2	1,250.7		2.0	12.4

Discontinued operations	–	–	67.9	[1]	–	(100.0)

Client assets	1,433.9	1,406.2	1,318.6		2.0	6.6

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. Prior periods have been restated to conform to the current presentation.

Growth in assets under management

in	2010	2009	2008

Growth in assets under management (CHF billion)

Private Banking	54.6	41.6	50.9

Asset Management	20.6	0.4	(63.3)

Assets managed by Asset Management for Private Banking clients	(6.2)	2.2	9.4

Net new assets	69.0	44.2	(3.0)

Private Banking	(36.6)	84.4	(257.4)

Asset Management	(10.8)	4.1	(124.6)

Assets managed by Asset Management for Private Banking clients	2.4	(9.8)	28.3

Other effects	(45.0)	78.7	(353.7)

Private Banking	18.0	126.0	(206.5)

Asset Management	9.8	4.5	(187.9)

Assets managed by Asset Management for Private Banking clients	(3.8)	(7.6)	37.7

Total growth in assets under management from continuing operations	24.0	122.9	(356.7)

Total growth in assets under management from discontinued operations [1]	0.0	(67.9)	(24.0)

Total growth in assets under management	24.0	55.0	(380.7)

Growth in assets under management (%) [2]

Private Banking	6.0	5.3	5.1

Asset Management	5.0	0.1	(10.6)

Assets managed by Asset Management for Private Banking clients	6.1	(2.3)	(7.1)

Net new assets	5.6	4.0	(0.2)

Private Banking	(4.0)	10.7	(25.9)

Asset Management	(2.6)	1.0	(20.8)

Assets managed by Asset Management for Private Banking clients	(2.4)	10.4	(21.4)

Other effects	(3.7)	7.1	(24.2)

Private Banking	2.0	16.0	(20.8)

Asset Management	2.4	1.1	(31.4)

Assets managed by Asset Management for Private Banking clients	3.7	8.1	(28.5)

Total growth in assets under management	1.9	11.1	(24.4)

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
As of December 31, 2010, assets under management were CHF 1,253.0 billion, up CHF 24.0 billion, or 2.0%, compared to December 31, 2009, primarily reflecting net new assets of CHF 54.6 billion in Private Banking and CHF 20.6 billion in Asset Management and positive market movements, mostly offset by adverse foreign exchange-related movements.

In Private Banking, assets under management were CHF 932.9 billion, up CHF 18.0 billion, or 2.0%, compared to the end of 2009, reflecting significant net new assets and positive equity and bond market movements, mostly offset by adverse foreign exchange-related movements. In Asset Management, assets under management were CHF 425.8 billion, up CHF 9.8 billion, or 2.4%, compared to the end of 2009, as net new assets and positive market movements were mostly offset by adverse foreign exchange-related movements. For further information, refer to II – Operating and financial review – Private Banking and – Asset Management and Note 36 – Assets under management in V – Consolidated financial statements – Credit Suisse Group.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 54.6 billion, with strong inflows in both the international and Swiss regions, compared to net new assets of CHF 41.6 billion in 2009. Asset Management recorded net new assets of CHF 20.6 billion including inflows of CHF 13.0 billion in alternative investments and inflows of CHF 7.7 billion in traditional investments, compared to net new assets of CHF 0.4 billion in 2009.

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
Fair value
A significant portion of our assets and liabilities are carried at >>>fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.

In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain >>>OTC derivatives, certain corporate, mortgage-related and >>>CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high grade bonds) and life finance instruments.

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
Variable interest entities
As a normal part of our business, we engage in various transactions that include entities which are considered variable interest entities (VIEs). VIEs are special purpose entities (SPEs) that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, initially and if certain events occur that require us to reassess whether consolidation is required, may require the exercise of significant management judgment.

For further information on VIEs, refer to Note 1 – Summary of significant accounting policies, Note 2 – Recently issued accounting standards and Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group.

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

For further information on legal proceedings, including estimates of loss contingencies and related provisions, refer to Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group.

Allowance and provision for credit losses
As a normal part of our business, we are exposed to credit risk through our lending relationships, commitments and letters of credit as well as counterparty risk on >>>derivatives, foreign exchange and other transactions. Credit risk is the possibility of a loss being incurred as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a default, we generally incur a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company. The allowance for loan losses is considered adequate to absorb credit losses existing at the dates of the consolidated balance sheets. This allowance is for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

For further information on allowance for loan losses, refer to Note 1 – Summary of significant accounting policies and Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group.

Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The inherent loan loss allowance is established by analyzing historical and current default probabilities, historical recovery assumptions and internal risk ratings. The methodology for Investment Banking adjusts the rating-specific default probabilities to incorporate not only historic third-party data but also those implied from current quoted credit spreads.

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

For loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk Management and Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group.

Goodwill impairment
Under US GAAP, goodwill is not amortized, but is reviewed for potential impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator or additional regulatory or legislative changes; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed of; results of testing for recoverability of a significant asset group within a reporting unit; and recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit.

For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In Private Banking, Wealth Management Clients and Corporate & Institutional Clients are considered to be reporting units. Investment Banking is considered to be one reporting unit. In Asset Management, alternative investment strategies and traditional investment strategies are considered to be reporting units. If the estimated fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. Factors considered in determining the fair value of reporting units include, among other things: an evaluation of recent acquisitions of similar entities in the market place; current share values in the market place for similar publicly traded entities, including price multiples; recent trends in our share price and those of competitors; estimates of our future earnings potential based on our three-year strategic business plan; and the level of interest rates.

Estimates of our future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the regulatory environment, the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees. Adverse changes in the estimates and assumptions used to determine the fair value of the Group’s reporting units may result in a goodwill impairment in the future.

Based on our goodwill impairment analysis performed as of December 31, 2010, we concluded that the estimated fair value for each reporting unit substantially exceeded the related carrying value and no impairment was necessary as of December 31, 2010.

For further information on goodwill and related impairment testing, refer to Note 20 – Goodwill and other intangible assets in V – Consolidated financial statements – Credit Suisse Group.
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

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets will be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the scheduled reversal of deferred tax liabilities and tax planning strategies.

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

Management concluded that, with two exceptions noted below, no valuation allowance was needed against the deferred tax assets of its major operating entities. As part of its normal practice, management has conducted a detailed evaluation of its expected future results. This evaluation has taken into account the Group’s commitment to the integrated banking model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group’s core businesses and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US and UK. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20 year carry-forward period for net operating losses and UK tax law allows for an unlimited carry-forward period for net operating losses. Management concluded, based on this analysis, that partial valuation allowances against deferred tax assets were appropriate for two of its operating entities, one in the US and one in the UK.

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

The funded status of our defined benefit pension and other post-retirement defined benefit plans are recorded in the consolidated balance sheets. The actuarial gains and losses and prior service costs or credits are recognized in equity as a component of AOCI.

The projected benefit obligation (PBO) of our total defined benefit pension plans as of December 31, 2010 included an amount related to our assumption for future salary increases of CHF 1,052 million, compared to CHF 1,202 million as of December 31, 2009. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 255 million for 2010, compared to an overfunding of CHF 67 million for 2009.

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

The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs in 2010 and 2009 was 4.8% for the Swiss plans and 7.2% and 7.5%, respectively, for the international plans. In 2010, if the expected long-term rate of return had been increased/decreased 1%, net pension expense for the Swiss plans would have decreased/increased CHF 134 million and net pension expense for the international plans would have decreased/increased CHF 23 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows from benefit payments. The average discount rate used for Swiss plans decreased 0.4 percentage point from 3.5% as of December 31, 2009, to 3.1% as of December 31, 2010, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans decreased 0.5 percentage point from 6.0% as of December 31, 2009, to 5.5% as of December 31, 2010, mainly due to a decrease in bond market rates in the EU, the UK and the US. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2010, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,903 million and an increase in pension expense of CHF 157 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,657 million and a decrease in the pension expense of CHF 77 million. A 1% decline in the discount rate for the international plans as of December 31, 2010 would have resulted in an increase in the PBO of CHF 534 million and an increase in pension expense of CHF 52 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 424 million and a decrease in the pension expense of CHF 42 million.

Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2010, was approximately ten years for the Swiss plans and five to 27 years for the international plans. The expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2010, 2009 and 2008 was CHF 140 million, CHF 60 million and CHF 79 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2011, which is assessed at the beginning of the year, is expected to be CHF 115 million, net of tax. The amount by which the actual return on plan assets differs from our estimate of the expected return on those assets further impacts the amount of net recognized actuarial losses, resulting in a higher or lower amount of amortization expense in periods after 2011.

For further information on our pension benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
The Bank
The Bank covers pension requirements for its employees in Switzerland through participation in a defined benefit pension plan sponsored by the Group (Group plan). Various legal entities within the Group participate in the Group plan, which is set up as an independent trust domiciled in Zurich. The Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic pension expense, PBO, ABO and the related amounts recognized in the consolidated balance sheets. The funded status of the Group plan is recorded in the consolidated balance sheets. The actuarial gains and losses and prior service costs or credits are recognized in equity as a component of AOCI.

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

In 2010, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs would have been 4.8%. In 2010, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic pension cost for the international single-employer defined benefit pension plans was 7.2%.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2010, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 3.1% and 3.5%, respectively. For the year ended December 31, 2010, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans were 5.5% and 6.0%, respectively. A 1% decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 534 million and an increase in pension expense of CHF 52 million, and a 1% increase in the discount rate would have resulted in a decrease in PBO of CHF 424 million and a decrease in pension expense by CHF 42 million.

The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2010, 2009 and 2008 was CHF 37 million, CHF 18 million and CHF 40 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2011, which is assessed at the beginning of the year, is expected to be CHF 35 million, net of tax.

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

Treasury, Risk, Balance sheet and Off-balance sheet
Treasury management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Treasury management
During 2010, we further strengthened our capital, balance sheet, liquidity and funding. The majority of our unsecured funding was generated from stable client deposits and long-term debt. Our consolidated BIS tier 1 ratio was 17.2% as of the end of 2010 and our leverage ratio was 4.4%.

Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by Capital Allocation and Risk Management Committee (CARMC), a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the chief financial officer, the chief risk officer (CRO) and the Treasurer. It is CARMC’s responsibility to review the capital position, balance sheet development, current and prospective funding and interest rate risk and foreign exchange exposure and to define and monitor adherence to internal risk limits.

Liquidity and funding management
Our liquidity and funding strategy is approved by CARMC and overseen by the Board of Directors. The implementation and execution of the funding and liquidity strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance and the balance sheet usage of the businesses.

Our liquidity and funding profile reflects our strategy, risk appetite, business activities, the markets and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis and the subsequent change in our business strategy. Our liquidity risk management also reflects evolving best practice standards in light of the challenging environment. We have been an active participant in regulatory and industry forums to promote best practice standards on liquidity management.

In April 2010, we agreed on revised liquidity principles with the Swiss Financial Market Supervisory Authority (FINMA), following its consultation with the Swiss National Bank (SNB), to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of the second quarter of 2010. The crisis scenario assumptions include global market dislocation, large on- and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business. The principles call for additional reporting to FINMA. The principles may be modified to reflect the final Basel Committee on Banking Supervision (BCBS) liquidity requirements.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period beginning in 2011, addresses liquidity risk over a 30-day period and is in line with our liquidity risk management framework and our revised liquidity principles with FINMA. The NSFR, which is expected to be introduced January 1, 2018 following an observation period beginning in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon and is in line with our liquidity risk management framework. The ratio of available stable funding to the amount of required stable funding must be greater than 100%. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

For more information on regulatory proposals and developments, refer to I – Information on the company – Regulation and supervision. For information on capital standards under the Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks and the revisions to the >>>Basel II market risk framework (Basel II.5), refer to Regulatory capital developments and proposals. For information on the market environment, refer to II – Operating and financial review – Operating environment.

Liquidity risk management
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this due to a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target. We have increased our unsecured long-term debt and liquid assets in amounts greater than required for funding our businesses in response to regulatory requirements and in order to adequately manage liquidity risk. Our funding and liquidity costs have increased as a result.

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

CARMC reviews the methodology and assumptions of the liquidity risk management framework and determines the liquidity horizon to be maintained by Treasury in order to ensure that the liquidity profile is managed at an appropriate level. We manage our liquidity profile at a level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target. Our highly integrated liquidity risk management framework is based on similar methodologies as those contemplated under the BCBS liquidity framework for short-term and long-term funding.

The stress assumptions we apply to our balance sheet are in line with the BCBS liquidity framework and include, but are not limited to, the following:
– A two-notch downgrade in the Bank’s long-term debt credit ratings, which would require additional funding as a result of certain contingent off-balance sheet obligations at the end of 2010, including a >>>commercial paper (CP) conduit and draw-downs on unfunded bank liabilities, including committed credit and liquidity facilities provided to clients, as well as increased collateral requirements to support >>>derivatives contracts (the BCBS liquidity framework is based on a three-notch downgrade, which would not materially impact our assessment);

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
Treasury also manages a sizeable portfolio of liquid assets, comprised of cash, high grade bonds and other liquid securities including major market equities securities, which serve as a liquidity buffer. The bonds are eligible for repo transactions with various central banks including the SNB, the US Federal Reserve (Fed), the European Central Bank and the Bank of England. These liquid assets qualify as eligible assets under the BCBS liquidity standards.

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

Funding sources and uses
We primarily fund our balance sheet through long-term debt, shareholders’ equity and core customer deposits. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 150 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer increased 11% compared to CHF 135 billion in 2009, primarily reflecting increased cash and due from banks and other liquid assets, partly offset by the foreign exchange translation impact of US dollar and euro denominated assets. Our liquidity buffer was strengthened by increasing our short-term liabilities through the issuance of US dollar-denominated certificates of deposit and CP. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 25% as of the end of 2010. We fund other illiquid assets, including real estate, private equity and other long-term investments and a >>>haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer. For more information, refer to the chart “Balance sheet funding structure” and Balance sheet, off-balance sheet and other contractual obligations Balance sheet.

Our core customer deposits totaled CHF 266 billion as of the end of 2010, a decrease of 5% compared to the end of 2009, primarily due to the foreign exchange translation impact of the US dollar and the euro decline against the Swiss franc. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits with banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. In 2010, due to banks and short-term debt increased to CHF 81 billion from CHF 52 billion in 2009, primarily reflecting the strengthening of the liquidity buffer. The weighted average maturity of long-term debt was 6.5 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity). Our core customer deposit funding is supplemented by the issuance of long-term debt. In 2010, we benefitted from a strong recovery in funding markets. We were able to fully execute the 2010 funding plan despite difficult market conditions in the earlier part of the year and pre-funded a portion of our expected 2011 funding needs.

Treasury is responsible for the development, execution and regular updating of our funding plan which reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market conditions.

Our capital markets debt issuance includes issues of senior and subordinated debt in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding operations include Zurich, New York, London and Tokyo. We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as >>>London Interbank Offered Rate, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Funding spreads relative to such indices narrowed significantly for Credit Suisse during the second half of 2010, and the level of interest rates and indices was low. Our average funding spread, which is allocated to the divisions, increased compared to the end of 2009, however, primarily reflecting the increase in long-term debt and hybrid tier 1 capital issued in the fourth quarter of 2008 during the financial crisis.

We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense will depend on many factors, including the absolute level of the indices on which our funding is based.

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets or derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 38.0 billion of structured notes outstanding as of the end of 2010 compared to CHF 40.9 billion as of the end of 2009, reflecting the continued change in client activity and risk aversion in 2010.

We also use collateralized financings, including >>>repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and >>>risk-weighted asset (RWA) limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk-free and are generally related to client activity.

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

Debt issuances and redemptions
Our long-term debt increased CHF 14.4 billion from the end of 2009, primarily due to CHF 19.7 billion non-recourse liabilities from consolidated VIEs, offset by a decrease in senior and subordinated debt. The decrease in senior and subordinated debt reflected the foreign exchange translation impact. Short-term borrowings increased to CHF 21.7 billion from CHF 7.6 billion due to the issuance of US dollar-denominated certificates of deposit and CP. The percentage of unsecured funding from long-term debt was 28% as of the end of 2010, a decrease of 2% from 2009. In 2010, we raised CHF 3.5 billion of covered bonds, CHF 17.6 billion of senior debt securities and CHF 2.8 billion of subordinated debt securities, while CHF 1.1 billion of covered bonds, CHF 10.7 billion of senior debt securities and CHF 2.0 billion of subordinated debt securities matured or were redeemed. In January 2011, we issued USD 2.1 billion of senior debt with a maturity of three years.

Credit Suisse did not participate in any government guaranteed debt issuance programs. For information on capital securities, refer to Capital management.
Our covered bond funding is in the form of mortgage-backed loans funded by covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss parliament to centralize the issuance of covered bonds, or from our own covered bond program, which we launched in December 2010 with a EUR 1.3 billion (CHF 1.6 billion) issuance with a maturity of five years.

For further information, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
Funds transfer pricing
We maintain an internal funds transfer pricing system based on market rates. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

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

For the year ended December 31, 2010, net cash provided by operating activities of continuing operations was CHF 8.2 billion, primarily reflecting the 2010 income from continuing operations, a decrease in other assets and an increase in other liabilities, partly offset by net cash used in trading assets and liabilities. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.

Our investing activities primarily include originating loans to be held-to-maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2010, net cash of CHF 21.4 billion was used in investing activities from continuing operations, primarily due to the increase in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions.

Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares and had no active share buyback program in 2010. In 2010, net cash provided by financing activities of continuing operations was CHF 33.0 billion, mainly reflecting the issuances of long-term debt, the increase in due to banks and customer deposits, the sale of treasury shares in connection with market making activities and the increase in short-term borrowings, partly offset by repayments of long-term debt and the repurchase of treasury shares.

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

Although retail and private bank deposits are generally less sensitive to changes in a bank’s credit ratings, the cost and availability of other sources of unsecured external funding is generally a function of credit ratings. Credit ratings are especially important to us when competing in certain markets and when seeking to engage in longer-term transactions, including >>>over-the-counter (OTC) derivative instruments.

A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration contingent events associated with a two notch downgrade in our credit ratings. The impact of a one, two and three-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 2.1 billion, CHF 4.0 billion and CHF 4.7 billion, respectively, as of December 31, 2010 and would not be material to our liquidity and funding planning. As of the end of 2010, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

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

Since January 1, 2008, Credit Suisse has operated under the international capital adequacy standards known as Basel II set forth by the BCBS as implemented by FINMA (Basel II “Swiss finish”). These standards affect the measurement of both RWAs and eligible capital and are summarized below. Under this regulatory capital framework, tier 1 capital consists of shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital, and RWAs are determined under Basel II. This regulatory capital framework and the related Bank for International Settlements (BIS) tier 1 ratios for the Group and the Bank are described in Regulatory capital Capital structure Basel II “Swiss finish”. Beginning in 2011, we have implemented the Basel II market risk framework (Basel II.5) for FINMA regulatory capital purposes, and we expect RWAs to increase. The BCBS has postponed the implementation of Basel II.5 for BIS purposes to no later than December 31, 2011. In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, requiring more capital in the form of common equity. In October 2010, the Swiss Expert Commission proposed capital requirements based on Basel III but which go beyond its minimum standards and the current “Swiss finish”. The Basel III capital requirements and the proposed Expert Commission capital requirements, which are not yet enacted into law, are described in Regulatory capital developments and proposals.

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
Information required under Pillar 3 relating to capital adequacy is available at www.credit-suisse.com/pillar3.
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

We have received approval from FINMA to use the >>>advanced internal ratings-based approach (A-IRB) for measuring credit risk. Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for >>>probability of default (PD), >>>loss given default (LGD) and transactional maturity. The exposure at default is either derived from balance sheet values or by using models.

For calculating the capital requirements for market risk, the >>>internal models approach (IMA) or the standardized approach is used. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our scaled >>>value-at-risk (VaR) model in the calculation of trading book market risk capital requirements under the IMA. For further information regarding >>>scaled VaR refer to Risk management – Market risk.

In addition to the Basel II requirements on VaR >>>backtesting exceptions, FINMA imposes capital requirements for trading book market risk. In the fourth quarter of 2008, FINMA revised its requirements to impose an increase in market risk capital for every regulatory VaR backtesting exception over ten in the prior rolling twelve month period, calculated using backtesting profit and loss, a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 2009, we incurred significant additional incremental capital charges on trading book market RWAs under these FINMA requirements. In 2010, we had no backtesting exceptions and our market risk capital multipliers remained at FINMA and BIS minimum levels.

We have received approval from FINMA to use the >>>advanced measurement approach (AMA) for measuring operational risk. Under Basel II, operational risk is included in RWAs. Under the AMA for measuring operational risk, we have identified key scenarios that describe our major operational risks using an event model.

Regulatory capital
Overview
Both the Group and the Bank are subject to regulation by FINMA. The capital levels of the Group and the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. In November 2008, a decree was issued by FINMA defining new capital adequacy and leverage ratio requirements, with compliance to be phased in by 2013. The new capital adequacy target is in a range between 50% and 100% above the Pillar I requirements under Basel II. In addition, the decree includes leverage limits that require us to maintain by 2013 a leverage ratio of tier 1 capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis. Total assets are adjusted for purposes of calculating this leverage ratio. The adjustments include assets from Swiss lending activities (excluding Swiss interbank lending), cash and balances with central banks, certain Swiss franc >>>reverse repurchase agreements and certain other assets, such as goodwill and intangible assets that are excluded in determining regulatory tier 1 capital. FINMA has indicated that it expects the appropriate size of the additional capital buffer will be impacted by market conditions, but the intention is to ensure it can accommodate the procyclical aspects of this measurement tool. The leverage ratios for the Group and the Bank as of the end of 2010 were 4.4% and 4.1%, respectively, compared to 4.2% and 4.0% as the end of 2009. The improvement in the leverage ratios was primarily due to the increase in tier 1 capital.

The following table sets forth the leverage ratio of the Group and the Bank as of December 31, 2010 and 2009, respectively.
Leverage ratio

	Group		Bank

end of	2010	2009	2010	2009

Tier 1 capital (CHF billion)

Tier 1 capital	37.7	36.2	35.3	34.7

Adjusted average assets (CHF billion)

Average assets [1]	1,065	1,047	1,041	1,026

Adjustments:
Assets from Swiss lending activities [2]	(139)	(137)	(115)	(114)

Cash and balances with central banks	(40)	(32)	(39)	(32)

Other	(28)	(19)	(27)	(15)

Adjusted average assets	858	859	860	865

Leverage ratio (%)

Leverage ratio	4.4	4.2	4.1	4.0

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

BIS statistics

	Group			Bank

end of	2010	2009	% change	2010	2009	% change

Risk-weighted assets (CHF million)

Credit risk	158,735	164,997	(4)	147,516	154,982	(5)

Non-counterparty risk	7,380	7,141	3	6,819	6,547	4

Market risk	18,925	17,458	8	18,008	17,011	6

Operational risk	33,662	32,013	5	33,663	32,013	5

Risk-weighted assets	218,702	221,609	(1)	206,006	210,553	(2)

Eligible capital (CHF million)

Total shareholders' equity	33,282	37,517	(11)	27,783	31,228	(11)

Goodwill and intangible assets	(9,320)	(10,140)	(8)	(8,166)	(8,983)	(9)

Qualifying noncontrolling interests	3,350	1,742	92	4,373	4,762	(8)

Capital deductions 50% from tier 1 [1]	(1,088)	(837)	30	(1,037)	(779)	33

Other adjustments [2]	403	(4,273)	–	1,768	(3,150)	–

Core tier 1 capital [1]	26,627	24,009	11	24,721	23,078	7

Hybrid instruments [3]	11,098	12,198	(9)	10,589	11,617	(9)

Tier 1 capital	37,725	36,207	4	35,310	34,695	2

Upper tier 2	1,128	1,989	(43)	1,713	2,681	(36)

Lower tier 2	10,034	8,369	20	11,583	9,723	19

Capital deductions 50% from tier 2	(1,088)	(837)	30	(1,037)	(779)	33

Tier 2 capital	10,074	9,521	6	12,259	11,625	5

Total eligible capital	47,799	45,728	5	47,569	46,320	3

Capital ratios (%)

Core tier 1 ratio [1]	12.2	10.8	–	12.0	11.0	–

Tier 1 ratio	17.2	16.3	–	17.1	16.5	–

Total capital ratio	21.9	20.6	–	23.1	22.0	–

1 The methodology for calculating the core tier 1 capital and the core tier 1 ratio was revised in January 2011, whereby "Capital deductions 50% from tier 1" was reclassified from tier 1 capital into core tier 1 capital. 2 Includes cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. 3 Non-cumulative perpetual preferred securities and capital notes. FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 1.1 billion and CHF 3.1 billion, respectively, in 2010 (2009: CH 1.7 billion and CHF 4.4 billion) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 28.6% and 29.1%, respectively, in 2010 (2009: 32.9% and 32.7%) of the Group's and the Bank's adjusted tier 1 capital. Under the decree with FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments.

Tier 1 capital

end of	2010	2009	% change

Tier 1 capital (CHF million)

Balance at beginning of period	36,207	34,208	6

Net income	5,098	6,724	(24)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	466	425	10

Foreign exchange impact on tier 1 capital	(2,799)	(456)	–

Recategorization of hybrid instruments in tier 1	0	339	(100)

Other [1]	(1,247)	(5,033)	(75)

Balance at end of period	37,725	36,207	4

1 Reflects the issuance and redemption of tier 1 capital, the dividend accrual, the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans) and the change in regulatory deductions.

Group
Our BIS tier 1 ratio was 17.2% as of the end of 2010, compared to 16.3% as of the end of 2009. The increase in the tier 1 ratio reflected the 4% increase in tier 1 capital. Our core tier 1 ratio was 12.2% as of the end of 2010, compared to 10.8% as of the end of 2009. For the development of RWAs and capital ratios, refer to the chart “Risk-weighted assets and capital ratios (Basel II)”.

RWAs decreased CHF 2.9 billion to CHF 218.7 billion as of the end of 2010, reflecting a significant foreign exchange translation impact of CHF 14.8 billion substantially offset by increases in credit risk, market risk and operational risk. The increase in credit risk, excluding the foreign exchange translation impact, was primarily driven by increases in Investment Banking that resulted from higher levels of counterparty-related exposures from growth in our client-focused business, partially offset by reductions in exit business. The market risk increase was driven by generally higher levels of exposures particularly in >>>residential mortgage-backed securities (RMBS) and credit products. Operational risk increased over the period reflecting higher loss severity parameters, including for litigation. For further information on RWAs by division, refer to the table “Risk-weighted assets by division”.

Tier 1 capital increased 4%, from CHF 36.2 billion as of the end of 2009 to CHF 37.7 billion as of the end of 2010. The increase was driven by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and the issuance of USD 1.5 billion in tier 1 capital, partially offset by foreign exchange translation impacts, the dividend accrual, the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans), the redemption of two hybrid tier 1 instruments and the increased regulatory deductions. Total eligible capital increased 5%, from CHF 45.7 billion as of the end of 2009 to CHF 47.8 billion as of the end of 2010. Tier 2 capital increased from CHF 9.5 billion to CHF 10.1 billion due to the issuances of USD 2.5 billion and CHF 200 million lower tier 2 notes partially offset by foreign exchange translation impacts, the reduction of the excess in eligible credit provisions over regulatory expected losses and regulatory amortization of lower tier 2 instruments.

Our total capital ratio was 21.9% as of the end of 2010, an increase from 20.6% as of the end of 2009, primarily reflecting the decrease in RWAs and an increase in total eligible capital.
For further information, refer to the table “BIS statistics”.
Bank
The Bank’s BIS tier 1 ratio was 17.1% as of the end of 2010, an increase from 16.5% as of the end of 2009. The increase in the tier 1 ratio reflected the 2% decrease in RWAs and the 2% increase in tier 1 capital. The Bank’s core tier 1 ratio was 12.0% as of the end of 2010, compared to 11.0% as of the end of 2009.

RWAs decreased CHF 4.5 billion to CHF 206.0 billion as of the end of 2010 and the Bank’s tier 1 capital increased from CHF 34.7 billion as of the end of 2009 to CHF 35.3 billion as of the end of 2010. The Bank’s consolidated total eligible capital increased from CHF 46.3 billion as of the end of 2009 to CHF 47.6 billion as of the end of 2010.

The total capital ratio was 23.1% as of the end of 2010, an increase from 22.0% as of the end of 2009, primarily reflecting the stronger capital base.
The business of the Bank is substantially the same as the business of the Group. The trends for the Bank under Basel II are consistent with those for the Group.

The “Risk-weighted assets” chart illustrates the main types of balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty-risk RWAs. Market risk RWAs reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWAs reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWAs reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWAs primarily reflect the capital requirements for our premises and equipment.

It is not the nominal size, but the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWAs. For further information, refer to Regulatory capital developments and proposals.

Risk-weighted assets by division

end of	2010	2009	% change

Risk-weighted assets by division (CHF million)

Private Banking	63,588	60,479	5

Investment Banking	131,233	136,116	(4)

Asset Management	13,544	14,549	(7)

Corporate Center	10,337	10,465	(1)

Risk-weighted assets	218,702	221,609	(1)

Excludes additional risk-weighted asset equivalents attributable to the segments that are deducted from Group tier 1 capital.

Capital issuances
Our capital position remained strong during 2010. As of December 31, 2010, we had CHF 11.1 billion of tier 1 capital hybrid instruments, of which CHF 2.9 billion were innovative instruments, and CHF 3.4 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank.

In February 2011, we entered into definitive agreements with affiliates and related parties of Qatar Investment Authority and The Olayan Group (the Investors) to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes (Tier 1 BCNs). Under the agreements, the Investors will purchase USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs either for cash or in exchange for their holdings of USD 3.45 billion 11% Tier 1 Capital Notes and CHF 2.5 billion 10% Tier 1 Capital Notes issued in 2008 (Tier 1 Capital Notes). The purchase or exchange will occur no earlier than October 23, 2013, the first call date of the Tier 1 Capital Notes, and is subject to the implementation of Swiss regulations requiring us to maintain buffer capital, confirmation from our primary regulator FINMA that the Tier 1 BCNs will be eligible buffer capital and additional tier 1 capital, as well as receipt of all required consents and approvals from our regulators and shareholders, including approval of additional conditional capital or conversion capital. We will therefore not receive any cash or Tier 1 Capital Notes for the Tier 1 BCNs from the Investors before such time. We have worked closely with FINMA in structuring the terms of the Tier 1 BCNs so as to ensure they will qualify as contingent convertible buffer capital. In addition to the Tier 1 Capital Notes, Qatar Investment Authority and The Olayan Group have significant holdings of our shares and other financial products. The Tier 1 BCNs will be converted into our ordinary shares if our reported common equity tier 1 (CET1) ratio, as determined under BCBS regulations as the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The conversion price will be the higher of a floor price of USD 20/CHF 20 per share (subject to customary adjustments) or the daily volume weighted average sale price of our ordinary shares over a five day period preceding the notice of conversion. The Tier 1 BCNs will also be converted if FINMA determines that we require public sector capital support to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. The Tier 1 BCNs are deeply subordinated, perpetual and callable by us five years from the purchase or exchange (i.e., no earlier than 2018) and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs at fixed rates of 9.5% and 9%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.

In February 2011, we issued USD 2 billion 7.875% Tier 2 Buffer Capital Notes due 2041 (Tier 2 BCNs). The Tier 2 BCNs are subordinated notes and may be redeemed by the issuer at any time from August 2016. The initial coupon is reset every five years from August 2016. Interest payments will not be discretionary or deferrable. The Tier 2 BCNs will be converted into our ordinary shares if, prior to Basel III, our core tier 1 ratio falls below 7% or, under Basel III, our CET1 ratio falls below 7%. The conversion price will be the higher of a floor price of USD 20 per share (subject to customary adjustments) or the daily volume weighted average sale price of our ordinary shares over a 30-day period preceding the notice of conversion. The Tier 2 BCNs will also be converted if FINMA determines that we require public sector capital support to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances.

Capital structure – Basel II "Swiss finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Other hybrid instruments[2]
Max 35% of tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Capital structure – Basel II “Swiss finish”
Tier 1 capital
Tier 1 capital in aggregate consists of shareholders’ equity, qualifying noncontrolling interests in subsidiaries and hybrid tier 1 capital. The components of tier 1 capital are determined by FINMA.
Qualifying noncontrolling interests include common shares in majority-owned and consolidated banking and finance subsidiaries as well as participation securities of the Bank issued to a third-party SPE (tier 1 capital securities). The third-party SPE issued perpetual, non-cumulative notes secured by the tier 1 capital securities of the Bank and preferred securities issued by a subsidiary of the Group that are guaranteed on a subordinated basis by the Bank. Payments of dividends on the tier 1 capital securities and preferred securities are subject to adequacy of distributable profits, no regulatory prohibition on payments on the tier 1 capital securities or the preferred securities and compliance with capital adequacy and liquidity requirements. The redemption of the tier 1 capital securities or the preferred securities is subject to capital adequacy, solvency and prior approval of FINMA.

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

To derive eligible tier 1 capital, certain deductions are made from tier 1 capital, as follows:
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

Lower tier 2 instruments are unsecured, subordinated instruments that are senior only to tier 1 instruments and upper tier 2 instruments and have a maturity on issuance of at least five years. Lower tier 2 capital eligibility is subject to regulatory amortization over the five years prior to redemption.

Shareholders’ equity
Group
Our total shareholders’ equity decreased CHF 4.2 billion from the end of 2009 to CHF 33.3 billion as of the end of 2010. The decrease in total shareholders’ equity reflected a decrease in other comprehensive income, due to the significant adverse impact of foreign exchange-related movements on cumulative translation adjustments, the cash dividend for 2009, the reduction in retained earnings as a result of the consolidation of Alpine Securitization Corp. on January 1, 2010 under US GAAP rules and the effect of share-based compensation (including the purchase of treasury shares to satisfy obligations under share-based plans), partially offset by net income. For further information on the Group’s shareholders’ equity, refer to the Consolidated statements of changes in equity in V – Consolidated financial statements – Credit Suisse Group.

Bank
The Bank’s total shareholder’s equity decreased CHF 3.4 billion from the end of 2009 to CHF 27.8 billion as of the end of 2010. The Bank’s business and trends under Basel II are consistent with those for the Group. For further information on the Bank’s shareholder’s equity, refer to the Consolidated statements of changes in equity in VII – Consolidated financial statements – Credit Suisse (Bank).

Capital

	Group			Bank

end of	2010	2009	% change	2010	2009		% change

Shares outstanding (million)

Common shares issued	1,186.1	1,185.4	0	44.0	44.0		0

Treasury shares	(12.2)	(16.2)	(25)	–	–		–

Shares outstanding	1,173.9	1,169.2	0	44.0	44.0		0

Par value (CHF)

Par value	0.04	0.04	0	100.00	100.00		0

Shareholders' equity (CHF million)

Common shares	47	47	0	4,400	4,400		0

Additional paid-in capital	23,026	24,706	(7)	24,026	24,299		(1)

Retained earnings	25,316	25,258	0	10,068	11,422		(12)

Treasury shares, at cost	(552)	(856)	(36)	0	(487)	[1]	100

Accumulated other comprehensive income/(loss)	(14,555)	(11,638)	25	(10,711)	(8,406)		27

Total shareholders' equity	33,282	37,517	(11)	27,783	31,228		(11)

Goodwill	(8,585)	(9,267)	(7)	(7,450)	(8,132)		(8)

Other intangible assets	(312)	(328)	(5)	(304)	(318)		(4)

Tangible shareholders' equity [2]	24,385	27,922	(13)	20,029	22,778		(12)

Book value per share (CHF)

Total book value per share	28.35	32.09	(12)	631.43	709.73		(11)

Goodwill per share	(7.31)	(7.93)	(8)	(169.32)	(184.82)		(8)

Other intangible assets per share	(0.27)	(0.28)	(4)	(6.91)	(7.23)		(4)

Tangible book value per share	20.77	23.88	(13)	455.20	517.68		(12)

1 Reflects Group shares held to economically hedge share award obligations. 2 Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets from total shareholders' equity. Management believes that tangible shareholders' equity and tangible book value per share are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Regulatory capital developments and proposals
In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and the liquidity standards discussed in Liquidity and funding management. The framework is designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019. The BCBS agreement was adopted by the >>>G-20 nations in November 2010. Each G-20 nation will now need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

Under Basel III, the minimum tier 1 common equity ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This tier 1 common equity ratio will have certain regulatory deductions or other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018 including deduction of deferred tax assets for tax-loss carryforwards and adjustments for unfunded pension liabilities. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% tier 1 common equity requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The new capital conservation buffer will be phased in from January 1, 2016 through January 1, 2019. Refer to the chart “Comparison of capital requirements framework”.

Basel III also provides for a countercyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed only rarely by national regulatory authorities based on credit exposure and certain other circumstances. Both the amount and the implementation of the countercyclical buffer require action by national regulatory authorities.

Capital instruments that no longer qualify as non-common tier 1 capital or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step up coupon. Refer to the table “BCBS Basel III phase-in arrangements”.

BCBS Basel III phase-in arrangements

January 1	2013		2014		2015		2016		2017		2018		2019

Basel III phase-in arrangements

Minimum common equity capital ratio	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%

Capital conservation buffer							0.625%	[1]	1.25%	[1]	1.875%	[1]	2.5%

Minimum common equity plus capital conservation buffer	3.5%	[1]	4.0%	[1]	4.5%	[1]	5.125%	[1]	5.75%	[1]	6.375%	[1]	7.0%

Phase-in deductions from common equity tier 1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%

Minimum tier 1 capital	4.5%	[1]	5.5%	[1]	6.0%		6.0%		6.0%		6.0%		6.0%

Minimum total capital	8.0%		8.0%		8.0%		8.0%		8.0%		8.0%		8.0%

Minimum total capital plus conservation buffer	8.0%		8.0%		8.0%		8.625%	[1]	9.25%	[1]	9.875%	[1]	10.5%

Capital instruments that no longer qualify as non-core tier 1 capital or tier 2 capital	Phased out over ten-year horizon beginning 2013

Source: BCBS.
1 Indicates transition period. 2 Includes amounts exceeding the limit for deferred tax assets and participations in financial institutions.

In early October 2010, the Expert Commission appointed by the Swiss Federal Council released its report with recommendations on how to address the “Too Big to Fail” issues relating to big banks. The recommendations include capital and liquidity requirements and proposals regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The recommendations on capital requirements build on Basel III, but go beyond its minimum standards and the current “Swiss finish”. In December 2010, the Swiss Federal Council made a submission for legislative proposals to amend the Banking Act in 2011 based on the report by the Expert Commission. The consultation period will last until March 23, 2011. The Swiss Parliament is expected to consider many of the recommendations beginning in June 2011.

The Expert Commission proposes to add a capital buffer to the Basel III minimum requirements equal to 8.5% of RWAs, which would consist of at least 5.5% in the form of common equity and up to 3% in the form of contingent capital with a high trigger. A high trigger means the bonds could be required to convert into common equity in the event the common equity tier 1 ratio falls below an agreed threshold. The Expert Commission also proposes to add a progressive capital component equal to 6% of RWAs, which could consist entirely of contingent capital with lower triggers or other qualifying instruments. The qualifying terms of contingent capital will need to be determined by FINMA in accordance with Swiss law.

The Expert Commission recommended that the Swiss capital requirements track the phase-in of the Basel III requirements. If enacted into law, the Group and the Bank would be required to have common equity of at least 10% of RWAs and contingent capital or other qualifying capital of another 9% of RWAs by January 1, 2019. These recommended requirements may change depending on the market share and size of the big banks and the terms of the requirements enacted into law by the Swiss Parliament. Assuming the Expert Commission’s recommendations become law, Credit Suisse believes that it can meet the new requirements within the prescribed time frame by building capital through earnings and by issuing contingent capital or other instruments that qualify for the buffer and progressive capital components.

In February 2011, we entered into definitive agreements to issue an aggregate of CHF 5.9 billion Tier 1 BCNs for cash or in exchange for Tier 1 Capital Notes issued in 2008. The purchase or exchange will occur no earlier than October 2013, the first call date of the Tier 1 Capital Notes. The Tier 1 BCNs will be converted into our ordinary shares if our reported CET1 ratio falls below 7%. In February 2011, we issued USD 2 billion of Tier 2 BCN. The Tier 2 BCNs will be converted into our ordinary shares if, prior to Basel III, our core tier 1 ratio falls below 7% or, under Basel III, our CET1 ratio falls below 7%. For more information, refer to Capital management – Capital issuances.

In June 2010, the BCBS announced its decision to postpone the implementation of the revisions to the Basel II market risk framework (Basel II.5) to no later than December 31, 2011. On November 10, 2010, the Swiss Federal Council decided to follow the proposal of FINMA and implement the revisions to the Basel II market risk framework for FINMA regulatory capital purposes by the original implementation date of January 2011. The implementation of the Basel II.5 revisions would have increased our RWAs as of the end of 2010 by approximately CHF 29 billion and reduced our tier 1 capital as of the end of 2010 by approximately CHF 2.5 billion, resulting in a tier 1 ratio of 14.2% under Basel II.5 on January 1, 2011. We expect the combined Basel II.5 and Basel III revisions to increase our RWAs to approximately CHF 400 billion on January 1, 2013, before mitigation. We expect to mitigate this increase by reducing RWAs by approximately CHF 50 billion to CHF 70 billion in exit businesses, structured products, emerging markets and derivatives.

The following tables present simulations of the Group’s core tier 1 ratio as of the end of 2011 under Basel II.5 and the Group’s CET1 ratio as of January 1, 2013.

Common equity tier 1 ratio simulation as of January 1, 2013 (Basel III)

Capital development in CHF billion

Risk-weighted assets (RWAs) development in CHF billion

December 31, 2010
Total shareholders' equity 33.3
Regulatory deductions
FVOD[1] (1.0)
Dividend accrual 2010 (1.6)
Common equity tier 1 capital[2] 30.7
January 1, 2013
Consensus[3] earnings 2011–2012 12.2
Consensus[4] dividends 2011–2012 (3.7)
Common equity tier 1 capital 39.2
RWAs (Basel II) as of December 31, 2010 219
Basel II.5 and Basel III changes 181
Mitigation[5] (50) to (70)
RWAs (Basel III)[6] as of January 1, 2013 330 to 350
CET1 ratio[7] 11.5%
2014 and beyond
For the years 2014 – 2018, there is a five-year (20% per annum) phase-in of CHF 9.3 billion goodwill and other Basel III capital deductions[8] (e.g., deferred tax assets and participations in financial institutions).

Note: Basel III is expected to be implemented by January 1, 2013, but may be delayed.

[1] Fair value own debt (FVOD) represents the fair value changes from movements in spreads on own debt. [2] Applying January 1, 2013 Basel III rules. [3] Bloomberg consensus net income estimate for 2011-2012. Net income shown was not endorsed or verified and is used solely for illustrative purposes. Actual net income may differ significantly. [4] Bloomberg consensus dividend estimate for 2011-2012 based on 1.2 billion outstanding Group shares. [5] The Group expects to mitigate the increase in risk-weighted assets by reducing them in exit businesses, structured products, emerging markets and derivatives. [6] Assumes no gross increase in risk-weighted assets from business growth. Our strategic business plan does assume growth. [7] Based on mid-point risk-weighted asset range. [8] Other Basel III capital deductions are expected to be substantially reduced to CHF 6.0 billion by December 31, 2012.

Assumptions and data used in the calculation of our projected core tier 1 ratio as of December 31, 2010 (the 2011 core tier 1 ratio) and our projected CET1 ratio as of January 1, 2013 (the 2013 CET1 ratio) are based on our current expectations and forecasts about future events and analyst consensus forecasts in the case of earnings and dividends. The information presented in the tables is subject to significant uncertainties that could cause our actual 2011 core tier 1 ratio or 2013 CET1 ratio to differ. These uncertainties include, among other things, the growth of our business and our future earnings, expected dividend payments, regulatory changes (including possible changes in regulatory capital, definitions and calculations), our ability to mitigate RWAs in exit business, structured products, emerging markets and derivatives and, more generally, the factors and uncertainties described in IX – Additional information – Risk factors. Any one or more of these factors could cause our actual core tier 1 ratio or CET1 ratio to differ materially from those presented in the tables. In addition, the projected 2011 core tier 1 ratio and 2013 CET1 ratio were derived in a modeling process based on certain additional underlying assumptions regarding the final rules that are expected to be adopted by FINMA regarding the implementation of Basel II.5 and Basel III, which may prove to be incorrect. Additional uncertainties for the phase-in for Basel III capital deductions beginning in 2014 include our ability to utilize deferred tax assets on net operating losses.

Share repurchase activities
The Swiss Code of Obligations limits a corporation’s ability to hold or repurchase its own shares. We may only repurchase shares if we have sufficient free reserves to pay the purchase price, and if the aggregate nominal value of the repurchased shares does not exceed 10% of our nominal share capital. Furthermore, we must create a special reserve in our parent company financial statements in the amount of the purchase price of the acquired shares. In our consolidated financial statements, own shares are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’ equity. Shares repurchased by us do not carry any voting rights at shareholders’ meetings. For information on possible restrictions on share repurchase activities and programs under the Basel III capital framework, refer to Regulatory capital developments and proposals.

We repurchase shares as part of our market-making commitments, for the purpose of satisfying our obligations under our employee compensation plans or for cancellation.
We purchased 569.5 million common shares and sold or re-issued 526.9 million common shares in 2010, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2010, the Group held 12.2 million treasury shares. For further information, refer to the table “Capital” and the Consolidated statements of changes in equity in V – Consolidated financial statements – Credit Suisse Group.

Purchases and sales of treasury shares

In million, except where indicated	Number of shares		Average price per share in CHF

2010

January	41.8		50.86

February	54.0		46.51

March	52.7		52.50

April	82.3		52.96

May	55.9		47.01

June	45.9		44.55

July	74.7		44.99

August	22.7		47.49

September	44.4		45.77

October	33.2		42.84

November	29.8		42.04

December	32.1		39.44

Total purchase of treasury shares	569.5	[1]	–

Total sale of treasury shares	526.9		–

1 Predominantly for market-making purposes and facilitating customer orders.

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the Annual General Meeting (AGM). The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years. For information on possible dividend restrictions under the Basel III regulatory capital framework, refer to Regulatory capital developments and proposals.

Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution relative to earnings. Going forward, we expect to gradually grow the dividend per share amount over time as we build capital reserves. Dividend payments in 2010, for 2009, were comprised of a cash dividend of CHF 2.00 per share.

Our Board of Directors will propose a distribution of CHF 1.30 per share out of reserves from capital contributions to the shareholders for 2010 at the AGM on April 29, 2011. The distribution is subject to shareholder approval at the AGM. Due to a change in Swiss tax law that came into force in January 2011, the distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. For further information, refer to Proposed appropriation of retained earnings and capital distributions – Proposed distribution against reserves from capital contributions in VI – Parent company financial statements – Credit Suisse Group.

The subsidiaries of the Group are generally subject to legal restrictions on the amount of dividends they can pay. The amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses.

Dividend per ordinary share

end of	USD	[1]	CHF

Dividend per ordinary share

2009	1.78		2.00

2008	0.10		0.10

2007	2.40		2.50

2006 [2]	2.20		2.70

2005	1.65		2.00

1 Represents the distribution on each American depositary share. For further information, refer to www.credit-suisse.com/dividend. 2 Distribution consisted of a dividend of CHF 2.24 (USD 1.82) and a par value reduction of CHF 0.46 (USD 0.38) as approved on May 4, 2007 for the financial year 2006.

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

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given small probability (0.03%). Estimating this type of economic capital is inherently more subjective, and reflects both quantitative tools as well as senior management judgment; and

– Other risks: the risks not captured by the above, which primarily includes expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital and risk on real estate held for own use. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Pension risk is defined as the potential under-funding of our pension obligations in an extreme event.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. The 99% position risk methodology (for risk management purposes) has been enhanced over the year. For further information refer to Risk management – Economic capital and position risk.

For 99.97% position risk (for capital management purposes) we reduced the severity of the confidence level scaling factors for international lending & counterparty exposures, traded credit within fixed income trading and commercial real estate risk following last year’s changes in methodology and parameters for 99% position risk. The impact of the position risk enhancements was partially mitigated by a reduction within other risks of the estimate for the impact of planned methodology changes. In addition, other risks was impacted by a number of refinements to the modeling of pension risk, primarily the inclusion of inflation risk, the shock severity for certain owned real estate assets was increased, and the economic benefit that arises in a crisis on our short equity position in own shares as a result of deferred share-based compensation awards is now reflected within the framework. Compared to 2009, we no longer include fair value gains and losses on own debt in economic adjustments within economic capital resources. Prior period balances have been restated for methodology changes in order to show meaningful trends. The total impacts of methodology changes on 2009 utilized economic capital and economic capital resources for the Group were decreases of CHF 339 million, or 1%, and CHF 1,074 million, or 3%, respectively, and a reduction in the economic capital coverage ratio as of the end of 2009 to 132% from 134%.

There are a number of other planned revisions to Basel II market risk over the coming years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes. We are assessing further implications of the BCBS proposals on the economic capital framework. For further information, refer to I – Information on the company – Regulation and supervision and Capital management Regulatory capital developments and proposals.

Economic capital

	Group			Bank			[1]

end of	2010	2009	% change	2010	2009	% change

Economic capital resources (CHF million)

Tier 1 capital	37,725	36,207	4	35,310	34,695	2

Economic adjustments [2]	3,223	3,898	(17)	1,803	4,597	(61)

Economic capital resources	40,948	40,105	2	37,113	39,292	(6)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,783	22,921	(9)	20,112	22,184	(9)

Operational risk	2,936	2,812	4	2,936	2,812	4

Other risks [3]	5,578	4,620	21	4,602	3,491	32

Utilized economic capital	29,297	30,353	(3)	27,650	28,487	(3)

Economic capital coverage ratio (%)

Economic capital coverage ratio [4]	140	132	–	134	138	–

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 2 Primarily includes anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 3 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2011. 4 Ratio between economic capital resources and utilized economic capital.

Economic capital by segment

end of	2010	2009	% change

Utilized economic capital by segment (CHF million)

Private Banking	6,373	6,145	4

Investment Banking	18,572	19,644	(5)

Asset Management	3,276	3,329	(2)

Corporate Center [1]	1,092	1,251	(13)

Utilized economic capital - Group [2]	29,297	30,353	(3)

Utilized economic capital - Bank [3]	27,650	28,487	(3)

Average utilized economic capital by segment (CHF million)

Private Banking	6,493	6,151	6

Investment Banking	20,364	20,202	1

Asset Management	3,439	3,388	2

Corporate Center	1,113	(31)	–

Average utilized economic capital - Group [4]	31,392	29,693	6

Average utilized economic capital - Bank [3]	29,685	29,169	2

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 Includes primarily expense risk diversification benefits from the divisions, expense risk and foreign exchange risk between economic capital resources and utilized economic capital. 2 Includes a diversification benefit of CHF 16 million in 2010 and 2009. 3 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 4 Includes a diversification benefit of CHF 17 million in 2010 and 2009.

Utilized economic capital trends
Over the course of 2010, our utilized economic capital decreased 3%, partially due to the US dollar translation impact. Excluding the US dollar translation impact, utilized economic capital decreased 1%, mainly due to reductions in position risk, mostly offset by increased pension risk associated with Credit Suisse defined benefit pension plans and interest rate risk on treasury positions.

For Private Banking, utilized economic capital increased 4%, due to higher pension risk associated with Credit Suisse defined benefit pension plans and owned real estate risk, partially offset by reduced position risk for private banking corporate & retail lending and a reduction within other risks of the estimate for the impact of planned methodology changes.

For Investment Banking, utilized economic capital decreased 5%, largely due to the US dollar translation impact. Excluding the US dollar translation impact, utilized economic capital decreased 2%, due to reductions in most position risk categories, partially offset by increases within other risks. Other risks increased due to a higher estimate for the impact of planned methodology changes, partially offset by higher economic benefits in relation to our deferred share-based compensation awards.

For Asset Management, utilized economic capital decreased 2%, primarily due to the US dollar translation impact. Excluding the US dollar translation impact, utilized economic capital increased 1%, primarily due to higher allocated interest rate risk on treasury positions, partially offset by lower equity trading & investments position risk.

Corporate Center utilized economic capital decreased 13% due to lower foreign exchange risk between utilized economic capital and economic capital resources.
Economic capital resources and coverage ratio
We use the economic capital framework to provide a reference point for a structured internal assessment of our solvency. Our solvency assessment is performed by comparing the economic capital required to support the current risk profile (utilized economic capital) with the amount of economic capital available to absorb losses (economic capital resources). We define economic capital coverage ratio as the ratio between economic capital resources and utilized economic capital. Economic capital resources are defined as reported tier 1 capital net of economic adjustments required to provide consistency with economic capital. Our economic capital resources represent a bridge between accounting-based tier 1 capital and the economic capital framework, allowing for meaningful comparison between capital needs and resources.

For the year ended December 31, 2010, these economic adjustments totaled CHF 3.2 billion, primarily reflecting dividends accrued but not paid of CHF 1.5 billion and unrealized gains on owned real estate of CHF 0.8 billion. Accrued dividends are not part of our tier 1 capital, but provide a significant capital buffer in a crisis. Similarly, we believe that the unrealized gains on owned real estate were capital resources that would be available to us notwithstanding that they do not qualify as tier 1 capital.

The economic capital coverage ratio increased 8 percentage points from 132% to 140% during 2010, primarily reflecting reduction in utilized economic capital from lower position risks, and the increase in economic capital resources from higher tier 1 capital, partially offset by lower economic adjustments, mainly from accrued dividends. Our coverage ratio is within our target band of 110% to 140%.

Foreign exchange exposure and interest rate management
Foreign exchange risk associated with investments in branches, subsidiaries and affiliates is managed within defined parameters that create a balance between the interests of stability of capital adequacy ratios and the preservation of Swiss franc shareholders’ equity. The decisions regarding these parameters are taken by CARMC and are regularly reviewed.

Foreign exchange risk associated with the nonfunctional currency net assets of branches and subsidiaries is managed through a combination of forward and backward looking hedging activity, which is aimed at reducing the foreign exchange-rate induced volatility of reported earnings.

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

Risk management
During 2010, our overall position risk decreased 10% compared to 2009. Excluding the US dollar translation impact, position risk decreased 2%. We received approval from FINMA to implement a revised VaR methodology that is more responsive to short-term market volatility. Under this revised methodology, average risk management VaR for our trading books decreased 20% to CHF 110 million, primarily reflecting a decline in market volatility, and period-end risk management VaR decreased 16% to CHF 87 million compared to 2009.

New regulations in the banking industry
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. The G-20 pledged to increase regulation and improve coordination of oversight of banks and financial institutions. For information on the liquidity principles agreed with the Swiss Financial Market Supervisory Authority (FINMA), the liquidity and capital standards under the Basel Committee on Banking Supervision (BCBS) Basel III framework, the report of the Swiss Expert Commission on “Too Big to Fail” issues relating to big banks, and the revisions to the >>>Basel II market risk framework (Basel II.5), refer to Treasury management – Regulatory capital developments and proposals. For information on other regulatory developments and proposals, refer to I – Information on the company – Regulation and supervision.

We implemented new risk measurement models, including an >>>incremental risk charge and >>>stressed VaR, to meet the Basel II.5 market risk framework for FINMA regulatory capital purposes effective January 1, 2011. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modelling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reducing the pro-cyclicality of the minimum capital requirements for market risk. We continued to manage risks in a controlled and disciplined manner in line with the Group’s strategy.

The changes in regulatory standards are also likely to have an impact on bank risk profiles. In particular, we expect the cost of holding credit exposure in the trading book will rise, particularly for securitization positions, which will continue to increase the attractiveness of client-focused intermediation businesses over origination and warehousing activities. In addition, we expect strengthened capital requirements for >>>OTC derivatives to increase the incentives to move such exposures to centralized exchange counterparties. We expect complex, risk-based techniques and measures in the proposed regulatory framework to result in increased risk management and information technology costs and resources.

Risk management oversight
Risk governance
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank. To meet the challenges in a fast-changing industry with new market players and innovative and complex products, we continuously strengthen our risk function, which is independent of, but closely interacts with, the trading functions to ensure the appropriate flow of information. Our risk management framework is based on transparency, management accountability and independent oversight. As a consequence of the increased complexity of risks, we have defined our risk perspective broadly. Risk management plays an important role in our business planning process and is strongly supported by senior management and the Board of Directors (Board). The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Although we have implemented comprehensive risk management processes and sophisticated control systems, we work to limit the impact of negative developments by carefully managing concentrations of risks. Further, the business mix of Private Banking, Investment Banking and Asset Management provides a certain amount of risk diversification.

Risk organization
Risks arise in all of our business activities and cannot be completely eliminated, however, we work to manage risk in our internal control environment. Our risk management organization reflects the specific nature of the various risks in order to ensure that risks are managed within limits set in a transparent and timely manner. At the level of the Board, this includes the following responsibilities:

– Group/Bank Board: responsible to shareholders for the strategic direction, supervision and control of the Group and for defining our overall tolerance for risk;
– Risk Committee: responsible for assisting the Board in fulfilling their oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital adequacy, including the regular review of major risk exposures and the approval of overall risk limits; and

– Audit Committee: responsible for assisting the Board in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and the performance of the internal and external auditors.

Overall risk limits are set by the Board and its Risk Committee. On a monthly basis, CARMC reviews risk exposures, concentration risks and risk-related activities. CARMC is responsible for supervising and directing our risk profile on a consolidated basis, recommending risk limits to the Board and its Risk Committee and for establishing and allocating risk limits within the various businesses. CARMC meetings focus on the following three areas on a rotating basis: asset and liability management/liquidity, market and credit risk and operational risk/legal and compliance.

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
The risk management function reports to the CRO, who is independent of the business and is a member of the Executive Board. In 2010, the function covered:
– Strategic Risk Management (SRM)
– Risk Analytics and Reporting (RAR)
– Credit Risk Management (CRM)
– Bank Operational Risk Oversight (BORO)
– Business Continuity Management
– Reputational Risk Management
The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage all risk management matters through four primary risk functions: SRM assesses the Group’s overall risk profile on a strategic basis, recommending corrective action where necessary, and is also responsible for market risk management including measurement and limits; RAR is responsible for risk analytics, reporting, systems implementation and policies; CRM is responsible for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of credit portfolios and allowances; and BORO acts as the central hub for the divisional operational risk functions. The risk management function also addresses critical risk areas such as business continuity and reputational risk management.

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
Management risks are difficult to quantify. While management of strategy risk is at the Board and Executive Board level, a process has been implemented to globally capture and manage reputational risk. Chosen risks are, in general, highly quantifiable, but are challenging in complexity and scale, especially when aggregated across all positions and types of financial instruments. Additionally, the traditional boundaries between market risks and credit risk have become blurred. For operational risk management, we have primarily set up processes on Group, divisional and regional levels. Liquidity management is centralized with Treasury.

Information required under Pillar 3 related to risk is available on our website at www.credit-suisse.com/pillar3.
Risk limits
A sound system of risk limits is fundamental to effective risk management. The limits define our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.

We use an economic capital limit structure to manage overall risk taking. The overall risk limits for the Group are set by the Board and its Risk Committee and are binding. Any excess of these limits will result in immediate notification to the Chairman of the Board’s Risk Committee and the CEO of the Group, and written notification to the full Board at its next meeting. Following notification, the CRO can approve positions that exceed the Board limits by no more than an approved percentage with any such approval being reported to the full Board. Positions that exceed the Board limits by more than such approved percentage can only be approved by the CRO and the full Board acting jointly. In 2010 and 2009, no Board limits were exceeded.

In the context of the overall risk appetite of the Group, as defined by the limits set by the Board and its Risk Committee, CARMC is responsible for setting divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. For this purpose, CARMC uses a detailed framework of more than 100 individual risk limits designed to control risk taking at a granular level by individual businesses and in aggregate. Limit measures used include VaR, economic capital, exposure, risk sensitivity and scenario analysis. The framework encompasses specific limits on a large number of different product and risk type concentrations. For example, there are consolidated controls over trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money and emerging market country exposures. Risk limits allocated to lower organizational levels within the businesses also include a system of individual counterparty credit limits. CARMC limits are binding and generally set at a tight level to ensure that any meaningful increase in risk exposures is promptly escalated. The head of SRM for the relevant division or certain other members of senior management have the authority to temporarily increase the CARMC limits by an approved percentage for a period not to exceed 90 days. Any CARMC limit excess is subject to a formal escalation procedure and must be remediated or expressly approved by senior management. Senior management approval is valid for a standard period of ten days (or fewer than ten days for certain limit types) and approval has to be renewed for additional standard periods if an excess is not remediated within the initial standard period. The majority of these limits are monitored on a daily basis. Limits for which the inherent calculation time is longer (such as those for economic capital) are monitored on a weekly basis. A smaller sub-set of limits relating to exposures for which the risk profile changes more infrequently (for example, those relating to illiquid investments) is monitored on a monthly basis. In 2010, over 90% of CARMC limit excesses were resolved within the approved standard period.

In December 2010, we revised our limit framework with the objective of further strengthening the process around limit management. The new process simplifies the ownership and structure of the limit framework, further develops the policy around temporary limit increases and expands formal escalation procedures for significant limit excesses.

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

>>>Position risk, which is a component of the economic capital framework, is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). For further details of the economic capital framework, refer to Treasury management – Economic capital.

We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2010, we made a number of enhancements to the position risk methodology for risk management purposes, including emerging markets and private banking corporate & retail lending position risks. For emerging market exposures, we made fundamental changes to the position risk modeling. Previously, all emerging market exposures and associated risks were modeled in a separate emerging markets risk category capturing market risk and country event risk. We now calculate and report these risks in their respective position risk categories (e.g., fixed income trading). We continue to separately report position risk for emerging markets, which captures country event risks, such as sovereign default risk. The changes to private banking corporate & retail lending reflected an increase in the granularity of the credit parameters (e.g., default rate volatilities) and increases to the severity of spread shocks for loans, reflecting observations over the market crisis. Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total impact of 2010 methodology changes on year-end 2009 position risk was an increase of CHF 404 million, or 3%.

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

The Board and senior management are regularly provided with economic capital results, trends and ratios to provide risk transparency and facilitate the decision-making process of the firm.
Key position risk trends
Compared to 2009, position risk for risk management purposes decreased 10%. Excluding the US dollar translation impact, position risk decreased 2%. In addition to the US dollar translation impact, fixed income trading decreased following a reduction in credit spread exposures, partially offset by higher foreign exchange exposures. Equity trading & investments decreased mainly due to lower traded equity derivative exposures, and private banking corporate & retail lending declined due to updated loan default and recovery parameters reflecting improved economic conditions. These reductions were partially offset by increases in real estate & structured assets, due to higher >>>RMBS exposures, international lending & counterparty exposures (excluding the US dollar translation impact), due to higher loan and derivative exposures in Investment Banking, and emerging markets country event risk, due to higher foreign exchange exposures in Latin America and higher loan exposures in Asia.

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

Group position risk

	end of			% change

	2010	2009	2008	10 / 09	09 / 08

Position risk (CHF million)

Fixed income trading [1]	2,424	3,090	2,359	(22)	31

Equity trading & investments	2,363	2,839	2,902	(17)	(2)

Private banking corporate & retail lending	2,072	2,284	2,253	(9)	1

International lending & counterparty exposures	4,255	4,512	4,765	(6)	(5)

Emerging markets country event risk	632	512	831	23	(38)

Real estate & structured assets [2]	2,597	2,473	2,841	5	(13)

Simple sum across risk categories	14,343	15,710	15,951	(9)	(2)

Diversification benefit [3]	(2,692)	(2,803)	(2,891)	(4)	(3)

Position risk (99% confidence level for risk management purposes)	11,651	12,907	13,060	(10)	(1)

Position risk (99.97% confidence level for capital management purposes)	20,783	22,921	23,807	(9)	(4)

Prior balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate (including RMBS and CMBS), ABS exposure, real estate acquired at auction and real estate fund investments. 3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.

Market risk
Market risk is the risk of loss arising from adverse changes in interest rates, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility. We define our market risk as potential changes in the >>>fair value of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

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

VaR
>>>VaR measures the potential loss in fair value of financial instruments due to adverse market movements over a defined time horizon at a specified confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from interest rate, foreign exchange, equity and commodity options, money market and swap transactions and bonds. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates, prices and volatilities serve as the basis for the statistical VaR model underlying the potential loss estimation. We use a ten-day holding period and a confidence level of 99% to model the risk in our trading portfolios. These assumptions are compliant with the standards published by the BCBS and other related international standards for market risk management. For some purposes, such as >>>backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are calculated to a one-day holding period level or scaled down.

We use a historical simulation model for the majority of risk types and businesses within our trading portfolios. Where insufficient data is available for such an approach, an “extreme-move” methodology is used. The model is based on the profit and loss distribution resulting from historical changes in market rates, prices and volatilities applied to evaluate the portfolio.

To ensure the VaR model is responsive in times of market volatility, we calculate a >>>scaled VaR, which uses a scaling technique that adjusts the VaR when short-term market volatility is different than the long-term volatility in the three-year historical dataset. This results in a more responsive VaR model, as the impact of changes in overall market volatility is reflected almost immediately in the scaled VaR model. As part of the ongoing review to improve risk management approaches and methodologies, we revised the scaled VaR methodology for >>>regulatory VaR and implemented a new scaled >>>risk management VaR measure in the first quarter of 2010, following FINMA approval. VaR has been restated for prior periods to show meaningful trends.

We have approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our regulatory VaR model in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators. In 2008, the significant market turmoil gave rise to many VaR model backtesting exceptions; since then we have made numerous enhancements to the VaR methodology to further improve the model accuracy and performance.

For both risk management VaR and regulatory VaR, we present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the chart entitled “Daily VaR” shows the trading-related market risk on a consolidated basis.

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
Scenario analysis
We regularly perform scenario analysis to estimate the loss that could arise from extreme, but plausible, stress events in the economy or in financial markets, by applying predefined scenarios to the relevant portfolios. Scenarios are typically defined in light of past economic or financial market stress periods, however, as past events rarely recur in exactly the same way, we also apply business expertise to select the most meaningful scenarios and to assess the scenario results in light of current economic and market conditions. In addition to scenarios built around historically observed events, we also consider the impact of hypothetical adverse events. This is done in collaboration with our research functions based on the Group’s view of possible macroeconomic developments.

Key scenarios include significant movements in credit spreads, interest rates, equity and commodity prices and foreign exchange rates, as well as adverse changes in counterparty default and recovery rates. The majority of scenario analysis calculations performed are specifically tailored toward the risk profile within particular businesses, and limits are established if they are considered the most appropriate control. In addition, to identify areas of risk concentration and potential vulnerability to stress events across the Group, we use a set of scenarios which are consistently applied across all businesses and assess the impact of significant, simultaneous movements across a broad range of markets and asset classes. Finally, the scenario analysis framework considers the impact of various scenarios on key capital adequacy measures such as regulatory capital and economic capital ratios.

The Board and senior management are regularly provided with scenario analysis results, trend information and supporting explanations as an integral part of the risk management framework and to support risk appetite decisions.

The scenario analysis framework is periodically reviewed and expanded to ensure that it remains relevant to evolving portfolio composition and market conditions. Although backtesting of existing scenarios applied across the Group indicated that the scenario analysis framework, which was recalibrated during 2008 and 2009, was still relevant, we implemented several new business level scenarios during 2010 in response to the evolution of our portfolio composition and market developments.

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

We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including >>>derivatives such as swaps, futures, options and structured products (some of which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.

Development of trading portfolio risks
The table entitled “One-day, 99% VaR” shows our trading-related market risk exposure, as measured by one-day, 99% VaR. VaR has been calculated using a three-year historical dataset. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

One-day, 99% VaR

	Risk Management VaR							Regulatory VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

2010 (CHF million)

Average	122	19	14	24	(69)		110	142

Minimum	81	4	7	9	–	[1]	72	103

Maximum	165	73	28	55	–	[1]	157	205

End of period	95	21	10	18	(57)		87	124

2009 (CHF million)

Average	161	16	21	37	(98)		137	143

Minimum	104	4	14	16	–	[1]	73	80

Maximum	269	56	33	106	–	[1]	269	269

End of period	116	5	17	41	(75)		104	131

2008 (CHF million)

Average	207	31	50	90	(129)		249	249

Minimum	135	11	27	44	–	[1]	154	154

Maximum	318	79	84	186	–	[1]	372	372

End of period	160	24	27	59	(85)		185	185

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Average >>>risk management VaR in 2010 decreased 20% to CHF 110 million from 2009, reflecting a decline in risk due to a reduction in market volatility. This was partially offset by increased risk in support of our client-flow businesses, primarily interest rate, foreign exchange and RMBS activity within fixed income following the 2009 risk reduction.

Period-end risk management VaR as of December 31, 2010 decreased 16% to CHF 87 million from December 31, 2009. The decrease in period-end risk management VaR reflected decreased interest rate and equity exposures combined with a reduction in market volatility.

Average >>>regulatory VaR in 2010 was CHF 142 million, a decrease of 1% from December 31, 2009. During 2010, risk decreased due to a reduction in market volatility. This was partially offset by increased risk in support of our client-flow businesses, primarily interest rate, foreign exchange and >>>RMBS activity within fixed income following the 2009 risk reduction.

Period-end regulatory VaR as of December 31, 2010 decreased 5% to CHF 124 million from 2009. The decrease in period-end regulatory VaR from 2009 reflected decreased interest rate and equity exposures.
Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory VaR calculated using a one-day holding period. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

We had no backtesting exceptions in 2010 and 2009, compared with 25 in 2008. The backtesting exceptions in 2008 were primarily driven by extreme movements in US mortgage markets, particularly in the first quarter, coupled with contagion effects across the wider credit, equity, interest rate and foreign exchange markets throughout 2008. The VaR model is subject to regular assessment and evaluation to seek to maintain accuracy given current market conditions and positions.

The output of our VaR model is used in the calculation of our regulatory capital requirement for market risk. For further information, refer to Treasury management – Capital management – Basel II – Description of regulatory approaches.

The histogram entitled “Actual daily trading revenues” compares the actual trading revenues for 2010 with those for 2009 and 2008. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. During 2010, we had six days of trading losses, compared to 22 days in 2009, with no trading losses exceeding CHF 25 million.

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

The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 8.5 million as of December 31, 2010, compared to an increase of CHF 7.7 million as of December 31, 2009. The increase from 2009 was mainly due to the issuance of tier 1 capital securities secured by participation securities issued by the Bank.

One-basis-point parallel increase in yield curves by currency – non-trading positions

end of	CHF	USD	EUR	GBP	Other	Total

2010 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	0.1	7.8	0.1	0.1	0.4	8.5

2009 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	1.3	6.1	(0.1)	0.2	0.2	7.7

Non-trading interest rate risk is also assessed using other measures including the potential value change resulting from a significant change in yield curves. The following table shows the impact of immediate 100 basis points and 200 basis points moves in the yield curves (as interest rates are currently very low, the downward changes are capped to ensure that the resulting interest rates remain non-negative).

Interest rate sensitivity – non-trading positions

end of	CHF	USD	EUR	GBP	Other	Total

2010 (CHF million)

Increase(+)/decrease(-) in interest rates

+200 basis points	27	1,574	4	18	83	1,706

+100 basis points	(7)	687	17	14	9	720

-100 basis points	49	(642)	(30)	(13)	(3)	(639)

-200 basis points	20	(1,375)	(30)	(6)	(71)	(1,462)

2009 (CHF million)

Increase(+)/decrease(-) in interest rates

+200 basis points	235	1,249	(70)	21	72	1,507

+100 basis points	118	617	(18)	15	31	763

-100 basis points	(155)	(620)	(15)	(20)	(17)	(827)

-200 basis points	(289)	(1,258)	(37)	(43)	(31)	(1,658)

As of December 31, 2010, the fair value impact of an adverse 200-basis-point move in yield curves was a loss of CHF 1.5 billion compared to a loss of CHF 1.7 billion as of December 31, 2009. This risk is monitored on a daily basis. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2010 and 2009, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves calibrated to a 1-year holding period with a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk.

Our non-trading equity portfolio includes positions in private equity, hedge funds, strategic investments and other instruments managed by Investment Banking. These positions may not be strongly correlated with general equity markets. Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would be a decrease of CHF 731 million in the value of the non-trading portfolio as of December 31, 2010, compared to a decrease of CHF 702 million in the value of the non-trading portfolio as of December 31, 2009.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would be a decrease of CHF 11 million in the value of the non-trading portfolio as of December 31, 2010, compared to a decrease of CHF 14 million as of December 31, 2009.

For more information, refer to Treasury management – Foreign exchange exposure and interest rate management.
Credit and debit value adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. The estimated sensitivity to a one basis point increase in credit spreads (counterparty and our own) on derivatives in Investment Banking was a CHF 0.6 million loss as of December 31, 2010. In addition, the estimated sensitivity to a one basis point increase in our own credit spreads on our fair valued structured notes was a CHF 5.6 million gain (including the impact of hedges) as of December 31, 2010.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for >>>fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions, and may be on or off-balance sheet.

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
We employ a set of credit rating models tailored for different client segments for the purpose of internally rating counterparties to whom we are exposed to credit risk as the contractual party to a loan, loan commitment or >>>OTC derivative contract. The models are built from statistical data and then subject to a thorough business review before implementation. Credit rating models are validated independently prior to implementation and on a regular basis. Relevant quantitative data and qualitative factors relating to the counterparty result in the assignment of a credit rating or >>>probability of default (PD), which measures the counterparty’s risk of default over a one-year period. To ensure that ratings are consistent and comparable across all businesses, we use an internal rating scale, which we annually review and calibrate to the external rating agencies using the historical PD associated with external ratings.

We assign an estimate of expected loss in the event of a counterparty default based on the structure of each transaction. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the >>>loss given default (LGD) assumption to estimate the potential credit loss. LGD represents the expected loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and, in certain areas, the type of counterparty. We use credit risk estimates consistently for the purposes of business and credit portfolio management, credit policy, approval and monitoring, management reporting, risk-adjusted performance measurement, economic capital measurement and allocation and certain financial accounting purposes. The overall internal credit rating system has been approved by FINMA for application under the >>>Basel II A-IRB approach. This approach also allows us to price transactions involving credit risk more accurately, based on risk/return estimates.

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

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at fair value are reflected in valuation changes recorded in revenues, and therefore are not part of the impaired loans balance. Impaired transactions are further classified as potential problem exposure, non-performing exposure or non-interest-earning exposure, and the exposures are generally managed within credit recovery units. The Credit Portfolio and Provisions Review Committee regularly determines the adequacy of allowances.

Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of >>>risk mitigation such as cash collateral and marketable securities or credit hedges.

Credit risk

end of	2010	2009	% change

Credit risk (CHF million)

Balance sheet
Gross loans	219,891	238,600	(8)

of which reported at fair value	18,552	36,246	(49)

Loans held-for-sale	24,925	14,287	74

Traded loans	4,346	5,249	(17)

Derivative instruments [1]	50,477	57,153	(12)

Total balance sheet	299,639	315,289	(5)

Off-balance sheet
Loan commitments [2]	209,553	228,484	(8)

Credit guarantees and similar instruments	7,408	8,067	(8)

Irrevocable commitments under documentary credits	4,551	4,583	(1)

Total off-balance sheet	221,512	241,134	(8)

Total credit risk	521,151	556,423	(6)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 136,533 million and CHF 148,074 million at the end of 2010 and 2009, respectively, of unused credit limits which were revocable at our sole discretion upon notice to the client.

Selected European credit risk exposures
The following table presents our risk-based credit risk exposure to selected European countries as of December 31, 2010.
Selected European credit risk exposures

end of 2010	Sovereigns			Financial institutions			Corporates & Other

	Gross	Net	[1]	Gross	Net	[1]	Gross	Net	[1]

Credit risk exposure (EUR billion)

Portugal	0.1	0.0		0.1	0.0		0.3	0.1

Italy	2.5	0.2		1.6	0.5		1.9	0.9

Ireland	0.0	0.0		0.5	0.2		0.7	0.2

Greece	0.1	0.0		0.1	0.1		0.6	0.1

Spain	0.0	0.0		0.9	0.6		1.4	0.5

Total	2.7	0.2		3.2	1.4		4.9	1.8

1 Net of collateral and CDS hedges.

On a gross basis, before taking into account collateral and CDS hedges, our risk-based sovereign credit risk exposure to Portugal, Italy, Ireland, Greece and Spain as of December 31, 2010 was EUR 2.7 billion. Our net exposure to these sovereigns was EUR 0.2 billion. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2010 included net exposure to financial institutions of EUR 1.4 billion and to corporates and other counterparties of EUR 1.8 billion, respectively.

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

Loans and loan commitments

end of	2010	2009		% change

Loans and loan commitments (CHF million)

Gross loans	219,891	238,600		(8)

of which Private Banking	183,664	176,925		4

of which Investment Banking	36,235	61,679		(41)

Loan commitments	209,553	228,484		(8)

Total loans and loan commitments	429,444	467,084		(8)

of which Private Banking	326,870	333,571		(2)

of which Investment Banking	102,467	133,113	[1]	(23)

1 Excludes non-rated positions of CHF 108 million representing unsettled positions in non-broker-dealer entities.

Risk mitigation
We actively manage our credit exposure utilizing credit hedges and collateral, such as cash and marketable securities. A large part of the Private Banking lending portfolio, primarily within the BBB counterparty rating classes, is collateralized by securities that can be readily liquidated. In Investment Banking, we manage credit exposures primarily with credit hedges and monetizable collateral. Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of >>>credit default swaps (CDS).

The following tables illustrate the effects of risk mitigation on a combined exposure of loans and loan commitments.
Loans and loan commitments - Private Banking

end of	2010				2009

Internal ratings	Gross exposure	Cash collateral and marketable securities	Net exposure		Gross exposure	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	1,603	(78)	1,525		1,432	(19)	1,413

AA	6,879	(509)	6,370		4,431	(105)	4,326

A	18,582	(1,006)	17,576		19,106	(1,683)	17,423

BBB	223,681	(129,985)	93,696		229,767	(137,014)	92,753

BB	69,275	(6,219)	63,056		72,135	(5,261)	66,874

B	5,055	(331)	4,724		4,654	(276)	4,378

CCC	371	0	371		502	(34)	468

D	1,424	(173)	1,251		1,544	(142)	1,402

Total loans and loan commitments	326,870	(138,301)	188,569	[1]	333,571	(144,534)	189,037	[1]

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

Loans and loan commitments - Investment Banking

end of	2010				2009

Internal ratings	Gross exposure	Credit hedges	Cash collateral and marketable securities	Net exposure	Gross exposure		Credit hedges	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	8,240	0	(124)	8,116	11,036		(4,141)	(153)	6,742

AA	8,691	(2,070)	0	6,621	22,539		(1,476)	0	21,063

A	19,237	(4,183)	0	15,054	18,310		(4,078)	(233)	13,999

BBB	24,239	(6,937)	(189)	17,113	34,398		(9,504)	(3,618)	21,276

BB	20,903	(2,469)	(2,084)	16,350	21,418		(3,038)	(877)	17,503

B	17,383	(1,316)	(135)	15,932	19,354		(2,431)	(156)	16,767

CCC	1,906	(350)	(9)	1,547	3,206		(1,002)	(114)	2,090

CC	286	(59)	0	227	449		(211)	0	238

C	246	(96)	0	150	181		(69)	0	112

D	1,336	(291)	0	1,045	2,222		(284)	(258)	1,680

Total loans and loan commitments	102,467	(17,771)	(2,541)	82,155	133,113	[1]	(26,234)	(5,409)	101,470

Includes undrawn irrevocable credit facilities.
1 Excludes non-rated positions of CHF 108 million representing unsettled positions in non-broker-dealer entities.

Loss given default
The Private Banking LGD measurement takes into account collateral pledged against the exposure and guarantees received, with the exposure adjusted for risk mitigation. The concentration in BBB and BB rated counterparties with low LGD exposure largely reflects the Private Banking residential mortgage business, which is highly collateralized. In Investment Banking, the LGD measurement is primarily determined by the seniority ranking of the exposure, with the exposure adjusted for risk mitigation and guarantees received. The LGD measurement system is validated independently on a regular basis and has been approved by the regulatory authorities for application in the Basel II A-IRB approach. The tables below present our loans, net of risk mitigation, across LGD buckets for Private Banking and Investment Banking.

Loans - Private Banking

end of 2010			Loss given default buckets

Internal ratings	Funded gross exposure	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	893	892	295	126	216	241	2	12

AA	4,051	4,022	1,309	1,770	451	446	23	23

A	14,488	14,169	3,858	6,355	3,158	727	26	45

BBB	103,111	72,844	21,182	31,377	14,544	3,588	1,701	452

BB	55,071	52,400	8,168	21,959	15,246	3,895	1,756	1,376

B	4,415	4,146	761	1,502	1,448	391	43	1

CCC	362	362	7	325	29	1	0	0

D	1,273	1,210	111	265	452	218	109	55

Total loans	183,664	150,045	35,691	63,679	35,544	9,507	3,660	1,964

Loans - Investment Banking

end of 2010			Loss given default buckets

Internal ratings	Funded gross exposure	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	2,185	2,061	0	0	1,741	320	0	0

AA	1,108	639	0	0	314	325	0	0

A	3,110	2,943	124	0	1,159	1,660	0	0

BBB	7,509	4,848	174	0	1,608	3,065	1	0

BB	13,502	9,959	19	0	6,792	3,148	0	0

B	5,863	4,876	64	0	3,159	1,647	6	0

CCC	1,148	833	0	0	573	257	3	0

CC	283	224	0	0	160	51	3	10

C	202	106	0	0	59	32	15	0

D	1,325	1,034	0	0	932	91	11	0

Total loans	36,235	27,523	381	0	16,497	10,596	39	10

Loans
Compared to the end of 2009, gross loans decreased 8% to CHF 219.9 billion. In Investment Banking, gross loans decreased 41% to CHF 36.2 billion, due to a significant decline in loans to financial institutions, primarily related to the consolidation of Alpine in the first quarter of 2010, a decline in commercial and industrial loans and the US dollar translation impact. This decrease was partially offset by a 4% increase in gross loans in Private Banking to CHF 183.7 billion, primarily due to higher exposures in consumer loans collateralized by securities and in commercial and industrial loans.

For further information on our loan portfolio, refer to Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group and IX – Additional information – Statistical information.

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

A loan can be further downgraded to non-interest-earning when the collection of interest is so doubtful that further accrual of interest is deemed inappropriate. At that time and on a quarterly or more frequent basis thereafter depending on various risk factors, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectability and additional provisions are established as required. Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Write-offs occur due to the sale, settlement or restructuring of a loan, or when uncertainty as to the repayment of either principal or accrued interest exists. A loan may be restored to performing status when all delinquent principal and interest payments become current in accordance with the terms of the loan agreement and certain performance criteria are met.

Loans that are not already classified as non-performing or non-interest-earning but were modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered impaired and an associated allowance for loan losses established prior to the restructuring. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest.

Loans

	Private Banking				Investment Banking		Credit Suisse		[1]

end of	2010		2009		2010	2009	2010	2009

Loans (CHF million)

Mortgages	84,625		82,642		0	0	84,625	82,642

Loans collateralized by securities	24,552		21,778		0	0	24,552	21,778

Consumer finance	5,026		4,269		682	1,033	5,708	5,302

Consumer loans	114,203		108,689		682	1,033	114,885	109,722

Real estate	21,209		21,648		2,153	3,410	23,362	25,058

Commercial and industrial loans	39,812		37,081		14,861	22,535	54,673	59,616

Financial institutions	7,309		8,373		17,463	30,637	24,764	39,006

Governments and public institutions	1,131		1,134		1,076	4,064	2,207	5,198

Corporate and institutional loans	69,461	[2]	68,236	[2]	35,553	60,646	105,006	128,878

Gross loans	183,664		176,925		36,235	61,679	219,891	238,600

of which reported at fair value	–		–		18,552	36,246	18,552	36,246

Net (unearned income) / deferred expenses	(2)		21		(30)	(46)	(32)	(25)

Allowance for loan losses [3]	(782)		(937)		(235)	(458)	(1,017)	(1,395)

Net loans	182,880		176,009		35,970	61,175	218,842	237,180

Impaired loans (CHF million)

Non-performing loans	626		676		335	621	961	1,297

Non-interest-earning loans	321		336		19	0	340	336

Total non-performing and non-interest-earning loans	947		1,012		354	621	1,301	1,633

Restructured loans	4		0		48	6	52	6

Potential problem loans	397		448		113	210	510	658

Total other impaired loans	401		448		161	216	562	664

Gross impaired loans [3]	1,348		1,460		515	837	1,863	2,297

of which loans with a specific allowance	1,164		1,141		487	805	1,651	1,946

of which loans without a specific allowance	184		319		28	32	212	351

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	937		912		458	727	1,395	1,639

Net movements recognized in statements of operations	26		118		(119)	197	(93)	315

Gross write-offs	(202)		(167)		(92)	(507)	(294)	(674)

Recoveries	40		43		23	20	63	63

Net write-offs	(162)		(124)		(69)	(487)	(231)	(611)

Provisions for interest	2		5		0	38	2	43

Foreign currency translation impact and other adjustments, net	(21)		26		(35)	(17)	(56)	9

Balance at end of period [3]	782		937		235	458	1,017	1,395

of which individually evaluated for impairment	585		704		164	280	749	984

of which collectively evaluated for impairment	197		233		71	178	268	411

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.5		0.6		2.0	2.4	0.6	0.8

Gross impaired loans / Gross loans [4]	0.7		0.8		2.9	3.3	0.9	1.1

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	82.6		92.6		66.4	73.8	78.2	85.4

Allowance for loan losses / Gross impaired loans [3]	58.0		64.2		45.6	54.7	54.6	60.7

1 Includes Asset Management and Corporate Center. 2 Of which CHF 47,912 million and CHF 47,597 million were secured by financial collateral and mortgages at the end of 2010 and 2009, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Potential problem loans are impaired loans not already classified as non-performing, non-interest earning or restructured loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans are evaluated for impairment on an individual basis and an allowance for loan losses is established as necessary. Potential problem loans continue to accrue interest.

Gross impaired loans decreased CHF 434 million to CHF 1.9 billion in 2010. Total non-performing and non-interest-earning loans decreased CHF 332 million to CHF 1.3 billion and total other impaired loans decreased CHF 102 million to CHF 562 million. In Private Banking, the reduction of gross impaired loans to CHF 1.3 billion was mainly the result of reduced and written-off non-performing and non-interest-earning loans combined with the effect of fewer defaults in 2010. In Investment Banking, the reduction of CHF 322 million of gross impaired loans to CHF 515 million was mainly the result of a decline in non-performing loans, primarily relating to loan sales, repayments and reclassifications to non-impaired status.

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

Allowance for inherent loan losses
In accordance with US GAAP, an inherent loss allowance is estimated for all loans not specifically identified as impaired, which, on a portfolio basis, are considered to contain inherent losses. Inherent losses in the Private Banking lending portfolio are determined based on current risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In Investment Banking, loans are segregated by risk, industry or country rating in order to estimate inherent losses. Inherent losses on loans are estimated based on historical loss and recovery experience and recorded in allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.

Provision for credit losses
Provision for credit losses improved significantly, with releases of CHF 79 million in 2010 compared to net new provisions of CHF 506 million in 2009. In Private Banking, the net provision for credit losses in 2010 was CHF 18 million, compared to CHF 180 million in 2009. In Investment Banking, the release of provision for credit losses in 2010 was CHF 97 million, compared to net new provisions of CHF 326 million in 2009. In Investment Banking, the release of provision resulted primarily from loan sales and releases related to the reclassification of impaired loans to non-impaired status. Both in Private Banking and Investment Banking, the release of provision also resulted from a reduction of the inherent loan loss provision, partially offset by very few new or increased specific provisions due to the improved credit outlook.

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

Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency swaps and CDS, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. Positive replacement values constitute a receivable, while >>> negative replacement values constitute a payable. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

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

On forward contracts, we are exposed to counterparty credit risk. To mitigate this credit risk, we limit transactions by counterparty, regularly review credit limits and adhere to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker in cash each day. As a result, our credit risk with the clearing broker is limited to the net positive change in the market value for a single day.

Swaps
Our swap agreements consist primarily of interest rate swaps, CDS, currency and equity swaps. We enter into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed upon notional amounts and maturities. CDS are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due. Currency swaps are contractual agreements to exchange payments in different currencies based on agreed upon notional amounts and currency pairs. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements.

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

The table below illustrates how credit risk on derivatives receivables is reduced by the use of legally enforceable >>>netting agreements and collateral agreements. Netting agreements allow us to net balances from derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable and there is intent to settle net with the counterparty. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us.

Derivative instruments by maturity

	2010				2009

end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value

Derivative instruments (CHF billion)

Interest rate products	38.9	175.0	269.0	482.9	51.0	204.9	269.5	525.4

Foreign exchange products	44.2	25.0	15.8	85.0	30.2	23.0	12.4	65.6

Precious metals products	1.6	0.8	0.0	2.4	1.2	0.9	0.1	2.2

Equity/index-related products	7.2	9.3	3.8	20.3	10.7	9.4	4.5	24.6

Credit derivatives	4.5	26.0	19.0	49.5	2.1	37.5	28.6	68.2

Other products	9.6	7.6	2.1	19.3	11.3	9.9	1.4	22.6

OTC derivative instruments	106.0	243.7	309.7	659.4	106.5	285.6	316.5	708.6

Exchange-traded derivative instruments				22.4				4.5

Netting agreements [1]				(631.4)				(656.0)

Total derivative instruments				50.4				57.1

of which recorded in trading assets				47.7				55.1

of which recorded in other assets				2.7				2.0

1 Taking into account legally enforceable netting agreements.

Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.

Derivative instruments by counterparty credit rating

end of	2010	2009

Derivative instruments (CHF billion)

AAA	5.5	5.9

AA	11.9	12.3

A	15.3	13.1

BBB	7.9	9.9

BB or lower	8.2	11.8

OTC derivative instruments	48.8	53.0

Exchange-traded derivative instruments [1]	1.6	4.1

Total derivative instruments [1]	50.4	57.1

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

For further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.

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

Under this framework, each individual business area takes responsibility for its operational risks and the provision of adequate resources and procedures for the management of those risks. Businesses are supported by designated operational risk functions at the divisional and Group levels.

The central BORO team within the CRO function focuses on the coordination of consistent policy, tools and practices throughout the firm for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk framework, measurement methodology and capital calculations.

Business divisions and Shared Services specialist operational risk teams are responsible for the implementation of the operational risk management framework, tools, reporting and methodologies within their areas as well as working with management on any operational risk issues that arise.

Operational risk issues, metrics and exposures are discussed at the quarterly CARMC meetings covering operational risk and at divisional risk management committees, which have senior staff representatives from all the relevant functions. We utilize a number of firm-wide tools for the management and reporting of operational risk. These include risk and control self-assessments, scenario analysis, key risk indicator reporting and the collection, reporting and analysis of internal and external loss data. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

We have employed the same methodology to calculate economic capital for operational risk since 2000, and have approval from FINMA to use a similar methodology for the >>>advanced measurement approach (AMA) under the >>>Basel II Accord. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe all of the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating >>> haircuts as appropriate. Based on the loss distribution, the level of capital required to cover operational risk can then be calculated.

Reputational risk
Our policy is to avoid any transaction or service that brings with it the risk of a potentially unacceptable level of damage to our reputation.
Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction or service, the identity or activity of a controversial potential client, the regulatory or political climate in which the business will be transacted and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk, the relevant business proposal or service is required to be submitted through the globally standardized reputational risk review process. This involves a vetting of the proposal by senior management and, by agreement, its subsequent referral to one of the four regional reputational risk approvers, each of whom is an experienced and high-ranked senior manager, independent of the business segments, who has authority to approve, reject, or impose conditions on our participation on the transaction or service. In order to inform our stakeholders about how we manage some of the environmental and social risks inherent to the banking business, we publish our Corporate Responsibility Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society.

Balance sheet, off-balance sheet and other contractual obligations
As of the end of 2010, our balance sheet was stable at CHF 1,032.0 billion compared to the end of 2009. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary

	end of			% change

	2010	2009	2008	10 / 09	09 / 08

Assets (CHF million)

Cash and due from banks	65,467	51,857	90,035	26	(42)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	220,443	209,499	269,028	5	(22)

Trading assets	324,704	332,238	342,778	(2)	(3)

Net loans	218,842	237,180	235,797	(8)	1

Brokerage receivables	38,769	41,960	57,498	(8)	(27)

All other assets	163,780	158,693	175,214	3	(9)

Total assets	1,032,005	1,031,427	1,170,350	0	(12)

Liabilities and equity (CHF million)

Due to banks	37,493	36,214	58,183	4	(38)

Customer deposits	287,564	286,694	296,986	0	(3)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	191,687	243,370	(12)	(21)

Trading liabilities	133,997	133,481	154,465	0	(14)

Long-term debt	173,752	159,365	150,714	9	6

Brokerage payables	61,746	58,965	93,323	5	(37)

All other liabilities	126,044	116,693	126,088	8	(7)

Total liabilities	988,990	983,099	1,123,129	1	(12)

Total shareholders' equity	33,282	37,517	32,302	(11)	16

Noncontrolling interests	9,733	10,811	14,919	(10)	(28)

Total equity	43,015	48,328	47,221	(11)	2

Total liabilities and equity	1,032,005	1,031,427	1,170,350	0	(12)

Balance sheet
Total assets were CHF 1,032.0 billion as of the end of 2010, stable from the end of 2009. Increases of CHF 13.6 billion, or 26%, in cash and due from banks reflected higher deposits with the Fed, partially offset by the foreign exchange translation impact of US dollar and euro denominated assets. There were increases of CHF 10.9 billion, or 5%, in central bank funds sold, securities purchased under resale agreements and securities borrowed transactions, and CHF 5.1 billion, or 3%, in all other assets. These increases were offset by declines of CHF 18.3 billion, or 8%, in net loans, reflecting significant decreases in Investment Banking that included the impact from the consolidation of Alpine in the first quarter of 2010, partially offset by increases in Private Banking, and CHF 7.5 billion, or 2%, in trading assets and CHF 3.2 billion, or 8%, in brokerage receivables.

The increase in all other assets included an increase of CHF 12.3 billion, or 85%, in assets held-for-sale, driven by the consolidation of VIEs under new accounting guidance effective January 1, 2010, partially offset by the US dollar translation impact, and an increase of CHF 4.6 billion, or 12%, in securities received as collateral, partially offset by a decline of CHF 7.5 billion, or 31%, in other investments and a decline of CHF 2.8 billion, or 25%, in investment securities.

Total liabilities were CHF 989.0 billion as of the end of 2010, stable from the end of 2009. An increase of CHF 14.4 billion, or 9%, in long-term debt was primarily due to CHF 19.7 billion of non-recourse liabilities from consolidated VIEs, partially offset by the foreign exchange translation impact. All other liabilities increased CHF 9.4 billion, or 8%. These increases were offset by declines of CHF 23.3 billion, or 12%, in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions.

The increase in all other liabilities included an increase of CHF 14.1 billion in short-term borrowings to CHF 21.7 billion from CHF 7.6 billion due to the issuance of US dollar-denominated certificates of deposit and CP, reflecting the strengthening of the liquidity buffer. The increase also included CHF 4.6 billion in obligation to return securities received as collateral. The increases were offset by decreases of CHF 4.5 billion in cash collateral on derivative instruments and CHF 1.9 billion in failed sales.

For more information, including our funding of the balance sheet and the leverage ratio, refer to Treasury management – Funding and Treasury management – Capital management.
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

Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used freestanding derivative products include interest rate, cross-currency and credit default swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. Positive replacement values constitute a receivable, while negative replacement values constitute a payable. Fair value does not indicate future gains or losses, but rather the unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

For further information on derivatives, refer to Risk management – Credit risk and Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
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

Representations and warranties on mortgages
In connection with Investment Banking’s sale of residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

For further information, refer to Note 31 – Guarantees and commitments – Representations and warranties on mortgages in V – Consolidated financial statements – Credit Suisse Group.
Involvement with special purpose entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

As a normal part of our business, we engage in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: collateralized debt obligations, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs for which we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation. Application of the accounting requirements for consolidation of VIEs may require the exercise of significant management judgment.

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

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Total long-term obligations increased CHF 13.9 billion in 2010 to CHF 179.7 billion, primarily reflecting an increase in long-term debt of CHF 14.4 billion, reflecting an increase of CHF 19.7 billion in non-recourse liabilities from consolidated VIEs, partially offset by the foreign exchange translation impact. For further information on long-term debt and the related interest commitments, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group. For further information on commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group.

Short-term obligations increased CHF 19.5 billion in 2010 to CHF 542.5 billion, primarily reflecting an increase in short-term borrowings of CHF 14.1 billion to CHF 21.7 billion from CHF 7.6 billion due to the issuance of US dollar-denominated certificates of deposit and CP, reflecting the strengthening of the liquidity buffer, and an increase in brokerage payables of CHF 2.8 billion.

Contractual obligations and other commercial commitments

	2010						2009

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total

Long-term obligations (CHF million)

Long-term debt [1]	25,589	51,513	32,263	64,387	173,752	[2]	159,365

Capital lease obligations	6	14	17	93	130		153

Operating lease obligations	583	950	723	2,234	4,490		4,546

Purchase obligations	575	667	51	14	1,307		1,744

Total long-term obligations [3]	26,753	53,144	33,054	66,728	179,679		165,808

1 For further information on long-term debt, refer to Treasury management – Debt issuances and Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group. 2 Includes non-recourse liabilities from consolidated VIEs of CHF 19,739 million. 3 Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 980 million and CHF 1,227 million as of December 31, 2010 and 2009, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. For further information on pension and other post-retirement benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.

Short-term obligations

end of	2010	2009

Short-term obligations (CHF million)

Due to banks	37,493	36,214

Customer deposits	287,564	286,694

Trading liabilities	133,997	133,481

Short-term borrowings	21,683	7,645

Brokerage payables	61,746	58,965

Total short-term obligations	542,483	522,999

Corporate Governance and Compensation
Corporate Governance
Compensation
Corporate Governance
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

We fully adhere to the principles set out in the Swiss Code of Best Practice, including its appendix stipulating recommendations on the process for setting compensation for the Board of Directors (Board) and the Executive Board. We also adapt our practices for developments in corporate governance principles and practices in jurisdictions outside Switzerland. Some of the major developments with respect to corporate governance during 2010 include:

– the adoption of the Dodd-Frank Wall Street Reform and Consumer Protection Act in the US, including provisions for corporate governance and executive compensation;
– revisions made to the UK Financial Services Authority’s (FSA) remuneration code;
– the publication of the Basel Committee on Banking Supervision’s principles for enhancing corporate governance; and
– the issuance by the Committee of European Banking Supervisors of guidelines on remuneration policies and practices for the EU.
For the Group, these 2010 corporate governance developments primarily impacted our compensation policy and practices. For further information, refer to Compensation.
In connection with our primary listing on the SIX Swiss Exchange (SIX), we are subject to the SIX Directive on Information Relating to Corporate Governance. Our shares are also listed on the New York Stock Exchange (NYSE) in the form of >>>American Depositary Shares (ADS). As a result, we are subject to certain US rules and regulations. Moreover, we adhere to the NYSE’s Corporate Governance Listing Standards (NYSE standards), with a few exceptions where the rules are not applicable to foreign private issuers.

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

Corporate governance framework
Our corporate governance policies and procedures are defined in a series of documents. The Board has adopted the Corporate Governance Guidelines, which form the basis of a sound corporate governance framework and refer to other documents that regulate certain aspects of corporate governance in greater detail. Our corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance, include:

– Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of the Group is dated January 31, 2011 and the AoA of the Bank is dated August 5, 2010.

– Organizational Guidelines and Regulations (OGR): define the responsibilities and sphere of authority of the various bodies within the Group, as well as the relevant reporting procedures.
– Corporate Governance Guidelines of Credit Suisse Group AG: summarize certain principles promoting the function of the Board and its committees and the effective governance of the Group.
– Board of Directors Charter: outlines the organization and responsibilities of the Board.
– Board committee charters: define the organization and responsibilities of the committees.
– Code of Conduct: defines the Group’s ethical values and professional standards that all directors and employees are required to follow. The Code of Conduct was revised in 2010 and puts additional emphasis on adherence of our employees to all relevant laws, regulations, and policies, in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. The amended Code of Conduct was approved by the Board in December 2010 and is available on our website at www.credit-suisse.com/code. The Code of Conduct also implements requirements stipulated under the US Sarbanes-Oxley Act of 2002 (SOX) by including provisions on ethics for our Chief Executive Officer (CEO) and our principal financial and accounting officers and other persons performing similar functions. No waivers or exceptions are permissible under our Code of Conduct.

– Compensation policy: developed during 2010 to provide a foundation for the development of sound compensation plans and practices that support the Group’s long-term strategic objectives. Our compensation policy is available on our website at www.credit-suisse.com/compensation.

Company
Credit Suisse Group AG (Group) and Credit Suisse AG (Bank) are registered as Swiss corporations in the Commercial Register of the Canton of Zurich under the registration numbers CH-020.3.906.075-9 (as of March 3, 1982) and CH-020.3.923.549-1 (as of April 4, 1883), respectively, and have their registered and main offices at Paradeplatz 8, 8070 Zurich, Switzerland. The Group and the Bank were incorporated on March 3, 1982 and July 5, 1856, respectively, with unlimited duration. The authorized representative in the US for the Group and the Bank is Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010. The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth of Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Our business consists of three operating divisions: Private Banking, Investment Banking and Asset Management. The three divisions are complemented by Shared Services and a regional management structure. For further information on our structure, refer to I – Information on the company.

A detailed review of our operating results can be found in II – Operating and financial review. For a list of significant subsidiaries and associated entities, refer to Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group. The Group is listed on the SIX (Swiss Security Number 1213853, with a market capitalization of CHF 44,683 million as of December 31, 2010), and, with the exception of Neue Aargauer Bank AG (NAB), Aarau, Switzerland, no other subsidiaries have shares listed on the SIX or any other stock exchange. In the third quarter of 2010, the Group launched a tender offer to acquire the approximately 1.4% of shares of NAB not owned by the Group. The tender offer amounted to CHF 37.5 million, which the NAB board of directors unanimously recommended to accept. As of November 17, 2010, the Group owned 99.95% of the share capital of NAB following its tender offer for shares not owned by the Group. The Group has applied for the cancellation of the remaining shares pursuant to Art. 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading. Transfer of ownership of the remaining shares will take place in the first quarter of 2011, after which NAB will no longer be listed as a separate entity on the SIX.

The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes the duties of care and loyalty on directors and members of senior management. While Swiss law does not have a general provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions. In addition, Swiss law contains a provision pursuant to which payments made to a shareholder or a director or any person associated with them (for example, family members, business partners, agents or financing providers), other than at arm’s length, must be repaid to the corporation if the shareholder or director was not acting in good faith.

Neither Swiss law nor our AoA restrict our power to borrow and raise funds in any way. The decision to borrow funds is passed by or under the direction of our Board, with no shareholders’ resolution required.

Employees
As of December 31, 2010, we had 50,100 employees worldwide, of which 21,700 were in Switzerland and 28,400 were abroad.
The number of employees increased by 2,500 full-time equivalents, or 5%, compared to the end of 2009. Private Banking and Investment Banking increased their workforces during 2010, mainly IT employees, reflecting an investment in our growth markets and businesses, expansion of fixed income sales and underwriting, advisory, prime services and cash equities businesses in Investment Banking and client-facing businesses in Private Banking.

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

Number of employees
end of	2010	2009	% change

Number of employees (full-time equivalents)

Private Banking	25,600	24,300	5

Investment Banking	20,700	19,400	7

Asset Management	2,900	3,100	(6)

Corporate Center	900	800	13

Number of employees	50,100	47,600	5

of which Switzerland	21,700	20,900	4

of which abroad	28,400	26,700	6

Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for inquiries.
All shareholders registered in our share register receive an invitation to our AGM including an order form to receive the annual report and other reports. Each registered shareholder also receives a quarterly shareholders’ letter providing an overview on our performance in a short and concise format. In addition, we produce detailed quarterly reports on our financial performance, which shareholders can elect to receive.

All of these reports and other information can be found on our website at www.credit-suisse.com/investors.
Articles of Association
For a summary of the material provisions of our AoA and the Swiss Code of Obligations as they relate to our shares, refer to Shareholders and Additional information. That description does not purport to be complete and is qualified in its entirety by reference to the Swiss Code of Obligations and the AoA. The Group’s and Bank’s AoA are available on our website www.credit-suisse.com/articles.

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

Shareholders
Capital structure
Our total issued share capital as of December 31, 2010 was CHF 47,446,977 divided into 1,186,174,442 registered shares, with a nominal value of CHF 0.04 per Group share. Our shares are listed on the SIX and in the form of ADS on the NYSE. For information on the shareholder rights associated with our shares, refer to Shareholder rights.

For information on changes to share capital and authorized and conditional capital during the year, refer to Note 7 – Share capital, conditional and authorized capital of Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26b-c and 27). For the previous year’s information, refer to the Credit Suisse Annual Report 2009.

Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base as of December 31, 2010 was comprised of 11% private investors, 79% institutional investors and 10% other investors, including hedge funds. The geographical break down of our institutional investors is as follows: 20% Switzerland, 9% other continental Europe, 15% the UK and Ireland, 41% the US and 15% the rest of the world.

As of December 31, 2010, 146,900 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of the Group. As of December 31, 2010, 55 million, or 4.7%, of the issued shares were in the form of ADS. Another 12 million, or 1.1%, of the issued shares were registered in the name of US domiciled shareholders (excluding nominees) as of December 31, 2010.

The information provided in the following tables reflects the distribution of Group shares as registered in our share register.
Distribution of Group shares in the share register
	2010				2009

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Distribution of Group shares

Swiss	129,333	88	110,771,741	9	132,304	92	106,500,019	9

Foreign	12,096	8	11,852,180	1	5,790	4	6,835,913	1

Private investors	141,429	96	122,623,921	10	138,094	96	113,335,932	10

Swiss	4,645	3	133,663,669	11	4,637	3	121,043,988	10

Foreign	826	1	517,265,377	44	991	1	501,610,878	42

Institutional investors	5,471	4	650,929,046	55	5,628	4	622,654,866	53

Shares registered in share register	146,900	100	773,552,967	65	143,722	100	735,990,798	62

of which Switzerland	133,978	91	244,435,410	21	136,941	95	227,544,007	19

of which Europe	11,404	8	266,308,720	22	5,266	4	332,221,873	28

of which US	259	0	162,486,114	14	329	0	106,675,117	9

of which Other	1,259	1	100,322,723	8	1,186	1	69,549,801	6

Shares not registered in share register	–	–	412,621,475	35	–	–	449,379,384	38

Total shares issued	–	–	1,186,174,442	100	–	–	1,185,370,182	100

Distribution of institutional investors in share register by industry
	2010				2009

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Institutional investors by industry

Banks	44	0	2,149,606	0	49	0	2,276,369	0

Insurance companies	104	0	11,543,941	1	98	0	7,770,558	1

Pension funds	961	1	32,465,565	3	1,107	1	38,868,206	3

Investment trusts	400	0	71,096,802	6	424	0	73,710,776	6

Other trusts	856	1	6,277,961	1	824	1	3,819,398	0

Governmental institutions	12	0	5,964,710	1	9	0	9,091,148	1

Other [1]	2,877	2	169,526,525	14	2,897	2	148,663,825	13

Direct entries	5,254	4	299,025,110	25	5,408	4	284,200,280	24

Fiduciary holdings	217	0	351,903,936	30	220	0	338,454,586	29

Total institutional investors	5,471	4	650,929,046	55	5,628	4	622,654,866	53

1 Includes various other institutional investors for which a breakdown by industry type was not available.

Significant shareholders
Under Swiss Federal Act of Stock Exchanges and Securities Trading (SESTA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to their annual consolidated financial statements the identity of any shareholders who own in excess of 5% of their shares. The following provides an overview of the holdings of our significant shareholders from the most recent disclosure notifications. In line with the SESTA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. For more information, refer to Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group. The full text of all notifications can be found on our website at www.credit-suisse.com/shareholders.

Significant shareholders
	Date of most recent notification	Approximate shareholding %

December 31, 2010

The Olayan Group (registered entity – Crescent Holding GmbH)	February 1, 2010	6.60

Qatar Investment Authority (registered entity – Qatar Holding Netherlands B.V.)	August 27, 2010	6.17

Black Rock Inc.	December 1, 2009	3.75

Koor Industries Ltd.	February 9, 2010	3.12

Capital Group Companies, Inc.	February 25, 2010	3.08

The Group also holds significant positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect market making and satisfying obligations under our employee compensation plans. On December 23, 2010, we disclosed that our holdings amounted to 7.96%, of which 1.48% was in the form of registered shares and 6.47% was in the form of >>>derivatives (share acquisition rights and granted share sale rights) and that our holdings of sales positions amounted to 2.77%. Shares held by the Group have no voting rights. For information on trading on own shares, refer to IX – Additional information – Other information – Trading in our own shares.

Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Shareholder rights
We are fully committed to the principle of equal treatment of all shareholders and encourage shareholders to participate at our AGM. The following is a summary of shareholder rights at the Group. For further information, refer to our AoA, which is available on our website at www.credit-suisse.com/articles.

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
– shares in respect of which the shareholder confirms to us that the shareholder has acquired the shares in the shareholder’s name for the shareholder’s own account and in respect of which the disclosure requirements in accordance with the Swiss Federal Act of Stock Exchanges and Securities Trading (SESTA) and the relevant ordinances and regulations have been fulfilled; or

– shares that are registered in the name of a nominee, provided that this nominee is willing to furnish us on request the name, address and shareholding of the person(s) for whose account the nominee holds 0.5% or more of the total share capital and confirms to us that any applicable disclosure requirements under the SESTA have been fulfilled.

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
– approval of the annual report and the statutory and consolidated accounts; and
– determination of the appropriation of retained earnings.
A quorum of at least two thirds of the votes represented is required for resolutions on:
– change of the purpose of the company;
– creation of shares with increased voting powers;
– implementation of transfer restrictions on shares;
– authorized or conditional increase in the share capital;
– increase of capital by way of conversion of capital surplus or by contribution in kind;
– restriction or suspension of pre-emptive rights;
– change of location of the principal office; and
– dissolution of the company without liquidation.
A quorum of at least half of the total share capital and approval by at least three quarters of the votes represented is required for resolutions on:
– the conversion of registered shares into bearer shares;
– amendments to the AoA relating to registration and voting rights of nominee holders; and
– the dissolution of the company.
A quorum of at least half of the total share capital and the approval of at least seven eighths of the votes cast is required for amendments to provisions of the AoA relating to voting rights.
Pre-emptive rights
Under Swiss law, any share issue, whether for cash or non-cash consideration or no consideration, is subject to the prior approval of the shareholders. Shareholders of a Swiss corporation have certain pre-emptive rights to subscribe for new issues of shares in proportion to the nominal amount of shares held. A resolution adopted at a shareholders’ meeting with a supermajority may, however, limit or suspend pre-emptive rights in certain limited circumstances.

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

Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 15 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the AoA for a staggered board. One year of office is understood to be the period of time from one ordinary AGM to the close of the next ordinary AGM. While the AoA do not provide for any age or term limitations, our OGR specify that the members of the Board shall generally retire at the ordinary AGM in the year in which they reach the age of 70 or after having served on the Board for 15 years. The Board may in certain circumstances propose to the shareholders to elect a particular Board member for a further term of a maximum of three years despite the respective Board member having reached the age or term limitation. None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of service.

The Board has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed by the Board for a term of one year. An overview of the Board and committee membership is shown below. The composition of the Boards of the Group and the Bank is identical.

Members of Board and Board committees
	Board member since	Current term end	Independence	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee

December 31, 2010

Hans-Ulrich Doerig, full-time Chairman	2003	2011	Independent	Chairman	–	–	–

Urs Rohner, full-time Vice-Chairman	2009	2012	Not independent	Member	–	–	Member

Peter Brabeck-Letmathe, Vice-Chairman	1997	2011	Independent	Member	–	Member	–

Jassim Bin Hamad J.J. Al Thani [1]	2010	2013	Not independent	–	–	–	Guest	[2]

Robert H. Benmosche [1]	2010	2013	Independent	–	–	Member	–

Noreen Doyle	2004	2013	Independent	–	–	–	Member

Walter B. Kielholz	1999	2012	Independent	–	–	Member	–

Andreas N. Koopmann	2009	2012	Independent	–	–	–	Member

Jean Lanier	2005	2011	Independent	–	Member	–	–

Anton van Rossum	2005	2011	Independent	–	–	–	Member

Aziz R.D. Syriani	1998	2012	Independent	Member	–	Chairman	–

David W. Syz	2004	2013	Independent	–	Member	–	–

Richard E. Thornburgh	2006	2012	Independent	Member	–	–	Chairman

John Tiner	2009	2012	Independent	–	Member	–	–

Peter F. Weibel	2004	2012	Independent	Member	Chairman	–	–

1 Appointed member as of the April 30, 2010 AGM. 2 Non-voting committee member.

As of the AGM on April 30, 2010, Ernst Tanner stepped down as a member of the Board and Jassim Bin Hamad J.J. Al Thani and Robert H. Benmosche were elected as new members. The Board proposes the following members to be re-elected to the Board as of the AGM on April 29, 2011: Peter Brabeck-Letmathe, Jean Lanier and Anton van Rossum. Vice-Chairman Urs Rohner will succeed Hans-Ulrich Doerig as Chairman.

Board composition
The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on criteria established by the committee. The committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Board also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group. The background, skills and experience of our Board members are diverse and broad and include holding top management positions at financial services and industrial companies in Switzerland and abroad and having held leading positions in government and international organizations. The Board is composed of individuals with diverse experience, geographic origin and tenure.

To maintain a high degree of diversity and independence in the future, we have a succession planning process in place to identify potential candidates for the Board at an early stage. With this, we are well prepared when Board members rotate off the Board. Besides more formal criteria consistent with legal and regulatory requirements, we believe that other aspects including team dynamics and personal reputation of Board members play a critical role to ensure the effective functioning of the Board. This is why we place utmost importance on the right mix of personalities which also are fully committed to making their blend of specific skills and experience available to the Board.

New members
Any newly appointed director participates in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. The Board and the committees of the Board regularly ask a specialist within the Group to speak about a specific topic to improve the Board members’ understanding of issues that already are or may become of particular importance to our business.

Meetings
In 2010, the Board held six full-day meetings in person and two additional meetings. From time to time, the Board may also take certain urgent decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.

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

Meeting attendance
	Board of Directors	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee

in 2010

Total number of meetings held	8	9	9	8	6

Number of members who missed no meetings	10	2	2	3	4

Number of members who missed one meeting	6	3	2	1	1

Number of members who missed two or more meetings	0	1	1	0	0

Meeting attendance, in %	95	91	89	96	97

Meeting attendance
The members of the Board are expected to attend all meetings of the Board and the committees on which they serve. The Chairman may approve exceptions. The Chairman and the full-time Vice-Chairman attend selected committee meetings as guests. The meeting attendance statistics for the Board and committee meetings are shown in the “Meeting attendance” table.

Independence
The Board consists solely of directors who have no executive functions within the Group. As of December 31, 2010, 13 members of the Board were deemed independent, and two members, Urs Rohner and Jassim bin Hamad J.J. Al Thani, were deemed not independent. In its independence determination, the Board takes into account the factors set forth in the OGR, the committee charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.

The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. In general, a director is considered independent if the director:

– is not, and has not been for the prior three years, employed as an executive officer of the Group or any of its subsidiaries;
– is not and has not been for the prior three years an employee or affiliate of our external auditor; and
– does not maintain a material direct or indirect business relationship with the Group or any of its subsidiaries.
Moreover, a Board member is not considered independent if the Board member is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Executive Board serves on the compensation committee of another company that employs the Board member. The length of tenure a Board member has served is not a criterion for independence. Significant shareholder status is also not considered a criterion for independence unless the shareholding exceeds 10% of the Group’s share capital. Board members with immediate family members who would not qualify as independent are also not considered independent. Our definition of independence is in line with the Swiss Code of Best Practices and the NYSE definitions. In addition to measuring Board members against the independence criteria, the Chairman’s and Governance Committee also considers whether other commitments of an individual Board member prevent the person from devoting enough time to his or her Board mandate.

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
Urs Rohner, full-time Vice-Chairman, was deemed not independent due to his former role as Chief Operating Officer (COO) and General Counsel of the Group until the AGM in April 2009. Jassim bin Hamad J.J. Al Thani, Chairman of Qatar Investment Bank, was deemed not independent due to the scope of various business relationships between the Group and Qatar Investment Authority (QIA), a state-owned company that has close ties to the Al Thani family, and between the Group and the Al Thani family. The Group has deemed these various business relationships could constitute a material business relationship.

The Group is a global financial services provider. Many of the members of the Board or companies associated with them maintain banking relations with us. With the exception of the transactions described below and in Compensation – Loans to members of the Board, all relationships with members of the Board or such companies are in the ordinary course of business and are entered into on an arm’s length basis. For further information on relationships with members of the Board, refer to Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group.

In February 2011, we entered into definitive agreements with affiliates of QIA and The Olayan Group, which have significant holdings of Group shares, to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The purchase or exchange will occur no earlier than October 2013, the first call date of the Tier 1 Capital Notes. The Tier 1 Buffer Capital Notes will be converted into our ordinary shares if our reported common equity tier 1 ratio falls below 7%. For more information about the terms of the transaction, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management – Capital issuances. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R. D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Group and the Board (except for Jassim bin Hamad J.J. Al Thani and Aziz R. D. Syriani, who recused themselves) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair.

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

The Board also reviews and approves significant changes in our structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the Group’s expense, to engage independent legal, financial or other advisors, as they deem appropriate, with respect to any matters within their authority. The Board performs a self-assessment once a year, where it reviews its own performance and sets objectives and a work plan for the coming year.

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

In addition, the US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of SOX. The Board has determined that Peter F. Weibel and John Tiner are audit committee financial experts.

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

The Compensation Committee is assisted in its work by external legal counsel and an independent global compensation consulting firm, Johnson Associates, Inc. Johnson Associates does not provide other services to the Group other than assisting the Compensation Committee. For information on our compensation approach, principles and objectives, refer to Compensation – Compensation governance. The Compensation Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

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

The Risk Committee’s main duties are to assist the Board in assessing the different types of risk to which we are exposed, as well as our risk management structure, organization and processes. The Risk Committee approves selected risk limits and makes recommendations to the Board regarding all of its risk-related responsibilities, including the review of major risk management and capital adequacy requirements. The Risk Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Walter Kielholz

Jassim Bin Hamad J. J. Al Thani

Noreen Doyle and Jean Lanier

John Tiner

David Syz

Urs Rohner

Hans-Ulrich Doerig

Anton van Rossum

Aziz Syriani

Peter Weibel

Richard Thornburgh

Peter Brabeck-Letmathe

Jean Lanier

Robert Benmosche

Andreas Koopmann

Biographies of the Board members

Hans-Ulrich Doerig
Born 1940 Swiss Citizen
Hans-Ulrich Doerig has been the full-time Chairman of the Board and the Chairman’s and Governance Committee since 2009. Prior to that, he served as full-time Vice-Chairman of the Board and Chairman of the Risk Committee since 2003. He served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and as CRO from 1998 until 2002. The Board has determined him to be independent under the Group’s independence standards. Hans-Ulrich Doerig will remain Chairman until the AGM in April 2011 when he will be succeeded by the current full-time Vice-Chairman, Urs Rohner.

After completing his studies at the University of St. Gallen with degrees in economics and law, including a doctorate he received in 1968, and after five years at JP Morgan in New York, Mr. Doerig joined Credit Suisse in 1973. In 1982, he was appointed a member of the Executive Board of Credit Suisse with responsibility for the multinational division, securities trading, capital markets, corporate finance and commercial banking in Asia. From 1993 to 1996, he served as Vice-Chairman of the Board of Credit Suisse. In 1996, he became President of the Executive Board of Credit Suisse. During 1997, he served as CEO of Credit Suisse First Boston.

Mr. Doerig has been a member of the Board of Directors of the University of Zurich since 1998. He also serves on the Board of Directors of the International Red Cross museum in Geneva. Furthermore, he is a member of the supervisory bodies of several foundations and academic, arts, charitable and professional organizations, as well as the author of a number of publications on finance, education and management.

Urs Rohner
Born 1959 Swiss Citizen
Urs Rohner has been the full-time Vice-Chairman of the Board and a member of the Chairman’s and Governance Committee and Risk Committee since the AGM in 2009. He was a member of the Executive Boards of Credit Suisse Group and Credit Suisse from 2004 to 2009 and served as General Counsel of Credit Suisse Group from 2004 to 2009 and as COO and General Counsel of Credit Suisse from 2006 to 2009. His term as a member of the Board expires at the AGM in 2012. Urs Rohner will succeed Hans-Ulrich Doerig in the position of Chairman at the AGM in April 2011. Due to his former executive function at Credit Suisse, the Board has determined that he is not independent under the Group’s independence standards. For further information, refer to Independence.

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

Mr. Rohner is a member of the Board of Directors of the Institute of International Finance and of the Institute International d’Etudes Bancaires and served on the Committee of Experts of the Swiss Federal Council on limiting economic risk associated with large companies. Mr. Rohner is also a member of the Board of Directors of the Zurich Opera House and a member of the Board of Trustees of the Lucerne Festival.

Peter Brabeck-Letmathe
Born 1944 Austrian Citizen
Peter Brabeck-Letmathe has been Vice-Chairman of the Board since 2008, a function he also held from 2000 to 2005. He has been a member of the Board since 1997. He has served on the Compensation Committee and the Chairman’s and Governance Committee since 2008 and has been a member of both committees at previous times. He served from 2000 to 2005 on the Compensation Committee and from 2003 to 2005 on the Chairman’s and Governance Committee. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Brabeck-Letmathe studied economics at the University of World Trade in Vienna. After graduating in 1968, he joined Nestlé’s sales operations in Austria. His career at Nestlé SA includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Mr. Brabeck-Letmathe has been the Chairman of the Board of Directors of Nestlé SA since 2005. From 1997 to 2008, he was also the CEO of Nestlé SA.

Mr. Brabeck-Letmathe has been a member of the Boards of Directors of L’Oréal SA, Paris, since 1997 and Exxon Mobil Corporation and Delta Topco (Formula 1) both since 2010. He is also a member of the Foundation Board of the World Economic Forum and a member of the European Round Table of Industrialists.

Jassim Bin Hamad J.J.
Al Thani
Born 1982 Qatar Citizen
Jassim Bin Hamad J.J. Al Thani has been a member of the Board since 2010. His term as a member of the Board expires at the AGM in 2013. The Board has determined him to be not independent under the Group’s independence standards. For further information, refer to Independence.

Since April 2005, Mr. Al Thani has been Chairman of the Board of Directors of Qatar Islamic Bank. He is also the Chairman of: QInvest, the first Islamic investment bank founded in Qatar; European Finance House, an Islamic investment bank founded by the Qatar Islamic Bank in London; Al Zaman Islamic Insurance Co.; and Q-RE LLC, an insurance and reinsurance company. He is a member of the Board of Directors of Qatar Navigation Company, Qatar Insurance Company and ARCAPITA Bank and the CEO of Special Projects Company, Qatar, a family enterprise.

Mr. Al Thani completed his studies in the State of Qatar and graduated as an Officer Cadet from the Royal Military Academy, Sandhurst, UK.

Robert H. Benmosche
Born 1944 US Citizen
Robert H. Benmosche has been a member of the Board since 2002 and a member of the Compensation Committee since 2003. In August 2009, Mr. Benmosche stepped down as a member of the Board as a result of his appointment as President and CEO of American International Group, Inc. (AIG). Changes in AIG’s business made it possible for Mr. Benmosche to rejoin the Board in April 2010. His term as a member of the Board expires at the AGM in 2013. The Board has determined him to be independent under the Group’s independence standards.

Mr. Benmosche is the President and CEO of AIG, New York. He was the Chairman of the Board and the CEO of MetLife, Inc., New York, from the demutualization of the company in 2000, and of Metropolitan Life Insurance Company, New York, from 1998 until his retirement in 2006. Before joining MetLife in 1995, Mr. Benmosche was with PaineWebber, New York, for 13 years. He received a BA degree in Mathematics from Alfred University, New York, in 1966.

Mr. Benmosche does not hold any other significant board memberships.

Noreen Doyle
Born 1949 Irish and US Citizen
Noreen Doyle has been a member of the Board since 2004 and a member of the Risk Committee since 2009. During 2007 and 2008, she served on the Audit Committee and from 2004 to 2007, she served on the Risk Committee. Her term as a member of the Board expires at the AGM in 2013. The Board has determined her to be independent under the Group’s independence standards.

Ms. Doyle was the First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005. She joined the EBRD in 1992 as Head of Syndications, was appointed Chief Compliance Officer in 1994 and became Deputy Vice President of Risk Management in 1997. Prior to joining the EBRD, Ms. Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London.

Ms. Doyle received a BA in Mathematics from The College of Mount Saint Vincent, New York, in 1971, and an MBA from Dartmouth College, New Hampshire, in 1974.
Ms. Doyle currently serves on the Boards of Directors of the Newmont Mining Corporation, QinetiQ Group Plc, a UK-based defense technology and security company, and Rexam Plc, a global consumer packaging company, all since 2005. Moreover, she is a member of the Advisory Board of the Macquarie European Infrastructure Fund and the Macquarie Renaissance Infrastructure Fund.

Walter B. Kielholz
Born 1951 Swiss Citizen
Walter B. Kielholz has been a member of the Board since 1999 and a member of the Compensation Committee since 2009. He served as Chairman of the Board and the Chairman’s and Governance Committee from 2003 to 2009 and as Chairman of the Audit Committee from 1999 to 2002. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

Mr. Kielholz studied business administration at the University of St. Gallen and graduated in 1976 with a degree in Business Finance and Accounting.
Mr. Kielholz’s career began at the General Reinsurance Corporation, Zurich, in 1976. After working in the US, the UK and Italy, Mr. Kielholz assumed responsibility for the company’s European marketing. In 1986, he joined Credit Suisse, responsible for client relations with large insurance groups in the Multinational Services department.

Mr. Kielholz joined Swiss Re, Zurich, in 1989. He became a member of Swiss Re’s Executive Board in 1993 and was Swiss Re’s CEO from 1997 to 2002. A board member since 1998, he became the Executive Vice-Chairman of the Board of Directors of Swiss Re in 2003, Vice-Chairman in 2007 and since May 2009, he has served as the Chairman.

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

Andreas N. Koopmann
Born 1951 Swiss Citizen
Andreas N. Koopmann has been a member of the Board and the Risk Committee since the AGM in 2009. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

From 1982 to 2009, Mr. Koopmann held various leading positions at Bobst Group S.A., Lausanne, one of the world’s leading suppliers of equipment and services to packaging manufacturers. He was a member of its Board of Directors from 1998 to 2002 and Group CEO, from 1995 to May 2009.

Mr. Koopmann holds a Master’s Degree in Mechanical Engineering from the Swiss Federal Institute of Technology in Zurich and an MBA from IMD in Lausanne, Switzerland.
Since 2010, Mr. Koopmann is the Chairman of the Board of Directors of Alstom (Suisse) SA and a member of the Board of Directors of Georg Fischer AG. Since 2003, Mr. Koopmann is a member of the Board of Directors of Nestlé SA, its 1st Vice-Chairman and a member of its Chairman’s and Corporate Governance Committee. Mr. Koopmann is also a member of the Board of Directors of the CSD Group, an engineering consultancy enterprise in Switzerland and serves as the Vice-Chairman of Swissmem, the association of Swiss Mechanical and Electrical Engineering Industries. From 1995 to 1999, he served as member of the Board of Directors of Credit Suisse First Boston. He was a member of Credit Suisse’s Advisory Board from 1999 to 2007.

Jean Lanier
Born 1946 French Citizen
Jean Lanier has been a member of the Board and the Audit Committee since 2005. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. Lanier is the former Chairman of the Managing Board and Group CEO of Euler Hermes, Paris. He also chaired boards of the principal subsidiaries of the group. He held these functions from 1998 until 2004. Prior to that, he was the COO and Managing Director of SFAC, which later became Euler Hermes SFAC, from 1990 to 1997, and of the Euler Group from 1996 to 1998.

Mr. Lanier started his career at the Paribas Group in 1970, where he worked until 1983 and held, among others, the functions of Senior Vice President of Paribas Group Finance division and Senior Executive for North America of the Paribas Group in New York. In 1983, he joined the Pargesa Group, where he held the positions of President of Lambert Brussells Capital Corporation in New York, from 1983 to 1989, and Managing Director of Pargesa, based in Paris and Geneva, from 1988 to 1990.

Mr. Lanier holds a Masters of Engineering from the Ecole Centrale des Arts et Manufactures, Paris (1969), and a Masters of Sciences in Operations Research and Finance from Cornell University, New York (1970).

Mr. Lanier is the Chairman of the Boards of Directors for Swiss RE Europe SA, Swiss RE International SE and Swiss RE Europe Holdings SA and also serves on their respective audit and risk committees. He is a Chevalier de la Légion d’Honneur in France and a Member of the Board of the Foundation “La Fondation Internationale de l’Arche.”

Aziz R.D. Syriani
Born 1942 Canadian Citizen
Aziz R.D. Syriani has been a member of the Board since 1998 and Chairman of the Compensation Committee since 2004. He has been a member of the Chairman’s and Governance Committee since 2003 and served on the Audit Committee from 2003 to 2007. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

Mr. Syriani holds a degree in Law from the University of St. Joseph in Beirut (1965) and a Master of Laws degree from Harvard University, Massachusetts (1972). He has been with The Olayan Group since 1978 and has served as the President since 1978 and the CEO since 2002. The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment and a significant shareholder of the Group.

Mr. Syriani has served on the Board of Directors of Occidental Petroleum Corporation, Los Angeles, since 1983, where he is currently the Lead Independent Director and Chairman of the Audit Committee, as well as a member of the Executive and the Corporate Governance Committees.

David W. Syz
Born 1944 Swiss Citizen
David W. Syz has been a member of the Board and the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2013. The Board has determined him to be independent under the Group’s independence standards.

After completing his studies at the Law School of the University of Zurich and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau, in 1973, Mr. Syz started his career as Assistant to the Director at the Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was the CEO of Cerberus AG, Männedorf. In 1985, Mr. Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed CEO and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG, Neuhausen.

Appointed State Secretary in 1999, Mr. Syz took charge of the new State Secretariat for Economic Affairs, a function from which he retired in 2004.
Mr. Syz has been the Chairman of the Board of Directors of Huber & Suhner AG, Pfäffikon, since 2005, Vice-Chairman from 2004 to 2005, and the Chairman of the Board of Directors of ecodocs AG, Zollikon, since 2004. Moreover, he has been the Chairman of the Supervisory Board of the Climate Cent Foundation since 2005, an organization mandated with the implementation of the carbon dioxide reduction program according to the Kyoto Protocol.

Richard E. Thornburgh
Born 1952 US Citizen
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006 and the Chairman of the Risk Committee and a member of the Chairman’s and Governance Committee since 2009. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

Mr. Thornburgh has been Vice-Chairman of Corsair Capital, New York, a private equity investment company since 2006.
Mr. Thornburgh received a BBA from the University of Cincinnati, Ohio, in 1974, and an MBA from the Harvard Business School, Massachusetts, in 1976, and then began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of Credit Suisse First Boston. In 1997, he was appointed member of the Group Executive Board, where he served until 2005. From 1997 to 1999, Mr. Thornburgh was the CFO of Credit Suisse Group and, from 1999 to 2002, he was Vice-Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of CFO of Credit Suisse First Boston from May 2000 through 2002. From 2003 to 2004, he was the CRO of Credit Suisse Group. In 2004, he was appointed Executive Vice-Chairman of Credit Suisse First Boston.

Mr. Thornburgh has also served on the Boards of Directors of New Star Financial Inc., Boston, since 2006, and CapStar Bank, Nashville, since 2008. Furthermore, he serves on the Executive Committee of the University of Cincinnati Foundation and the Investment Committee of the University of Cincinnati.

John Tiner
Born 1957 British Citizen
John Tiner has been a member of the Board and the Audit Committee since the AGM in 2009. His term as member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

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

Mr. Tiner was previously CEO of the FSA, a position he held from 2003 to 2007. He initially joined the FSA in 2001 as Managing Director of the Consumer Insurance and Investment Directorate. While at the FSA, he was also a member of the Managing Board of the Committee of European Insurance and Occupational Pensions Regulators and Chairman of the Committee of European Securities Regulators – Standing Committee on Accounting and Auditing. Before joining the FSA, Mr. Tiner was a Managing Partner at Arthur Andersen and was responsible for its worldwide financial services practice.

Mr. Tiner is a member of the Boards of Directors of Lucida Plc, a UK-based insurance company, and of Friends Provident Holdings and Friends Provident Plc, UK-based life and pension company, and a member of the Advisory Board of Corsair Capital, a private equity investment company. He is also a member of the Advisory Board of the Centre for Corporate Reputation and Visiting Fellow of Oxford University.

In recognition of his contribution to the financial services industry, Mr. Tiner was awarded Commander of the British Empire in 2008 and he was made an Honorary Doctor of Letters at his former college, Kingston University, in 2010.

Anton van Rossum
Born 1945 Dutch Citizen
Anton van Rossum has been a member of the Board since 2005 and a member of the Risk Committee since 2008. From 2005 to 2008, he served on the Compensation Committee. His term as a member of the Board expires at the AGM in 2011. The Board has determined him to be independent under the Group’s independence standards.

Mr. van Rossum was the CEO of Fortis from 2000 to 2004. He was also a member of the Board of Directors of Fortis and chaired the boards of the principal subsidiaries of the group during this time.
Prior to that, Mr. van Rossum worked for 28 years with McKinsey and Company, where he led a number of top management consulting assignments with a focus on the banking and insurance sectors. He was elected Principal and a Director of the firm in 1979 and 1986, respectively.

Mr. van Rossum studied Economics and Business Administration at the Erasmus University in Rotterdam, where he obtained a bachelor’s degree in 1965 and a master’s degree in 1969.
Mr. van Rossum is a member of the Supervisory Board of Munich Re AG, an international re-insurance and primary insurance group, and chairs the Supervisory Board of Royal Vopak NV, Rotterdam, an international oil, chemicals and LNG storage group. In addition, he is a member of the Board of Directors of Solvay SA, Brussels, an international chemicals and plastics company, a member of the Supervisory Board of Rodamco Europe NV, Amsterdam, a commercial real estate investment group, and chairs the Supervisory Board of Erasmus University, Rotterdam. He also chairs the Board of Trustees of the Netherlands Economics Institute and sits on the boards of several cultural, philanthropic and educational institutions.

Peter F. Weibel
Born 1942 Swiss Citizen
Peter F. Weibel has been a member of the Board and the Chairman’s and Governance Committee and the Chairman of the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards and a financial expert within the meaning of SOX.

After completing his studies in Economics at the University of Zurich in 1968, including a doctorate in 1972, and after working as a consultant at IBM Switzerland for three years, Mr. Weibel joined the Central Accounting Department at UBS in 1975 and later became a Senior Vice President in its Corporate Banking division. In 1988, he was appointed CEO of Revisuisse, one of the predecessor companies of PricewaterhouseCoopers AG, Zurich, and served as a member of the PricewaterhouseCoopers Global Oversight Board from 1998 to 2001. He retired from his function as the CEO of PricewaterhouseCoopers AG, Zurich, in 2003.

Mr. Weibel is the chairman of the Executive MBA Program of the University of Zurich, a member of the Board of Directors of the Greater Zurich Area AG, serves on the Swiss Advisory Council and the Executive Committee of the American Swiss Foundation and is a member of the Senior Advisory Council of the Swiss-American Chamber of Commerce. He also serves on the Board of Directors of the Careum Foundation and chairs the Pestalozzi Foundation, the Braille without Borders Foundation (Switzerland) and the Zurich Art Festival.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut
Born 1932
Swiss Citizen
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
Secretaries of the Board
Pierre Schreiber
Joan E. Belzer
Executive Board
Members of the Executive Board
The Executive Board is responsible for the day-to-day operational management of the Group. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board. It further reviews and coordinates significant initiatives, projects and business developments in the divisions, regions and in the Shared Services functions and establishes Group-wide policies.

The composition of the Executive Board of the Group and the Bank is identical.
Members of the Executive Board
	Executive Board member since	Organiza- tional role

December 31, 2010

Brady W. Dougan, CEO	2003	CEO

Osama S. Abbasi, CEO Credit Suisse Asia Pacific [1]	2010	Regional Head

Walter Berchtold, CEO Credit Suisse Private Banking	2003	Divisional Head

Romeo Cerutti, General Counsel	2009	Shared Services Head

Tobias Guldimann, CRO	2004	Shared Services Head

Fawzi Kyriakos-Saad, CEO Credit Suisse EMEA [2]	2010	Regional Head

Karl Landert, CIO	2009	Shared Services Head

David R. Mathers, CFO [1]	2010	Shared Services Head

Hans-Ulrich Meister, CEO Credit Suisse Switzerland	2008	Regional Head

Antonio C. Quintella, CEO Credit Suisse Americas [2]	2010	Regional Head

Robert S. Shafir, CEO Asset Management	2007	Divisional Head

Pamela A. Thomas-Graham, Chief Talent, Branding and Communications Officer [3]	2010	Shared Services Head

Eric M. Varvel, CEO Investment Banking	2008	Divisional Head

1 Appointed member as of October 1, 2010. 2 Appointed member as of July 1, 2010. 3 Appointed member as of January 10, 2010.

In September 2010, Renato Fassbind, CFO, and Kai S. Nargolwala, CEO Credit Suisse Asia Pacific, stepped down from the Executive Board. In November 2010, Paul Calello, Chairman of Investment Banking, passed away.

Walter Berchtold

Brady Dougan

Tobias Guldimann and Romeo Cerutti

Karl Landert

Tobias Guldimann

Pamela Thomas-Graham

David Mathers

Osama Abbasi, Fazwi Kyriakos-Saad, Hans-Ulrich Meister and Antonio Quintella

Robert Shafir

Eric Varvel

Biographies of the Executive Board members

Brady W. Dougan
Born 1959 US Citizen
Brady W. Dougan has been the CEO since 2007. Prior to that, he was the CEO Investment Banking and the CEO of Credit Suisse Americas. He has served on the Executive Board since 2003.
Mr. Dougan received a BA in Economics in 1981 and an MBA in finance in 1982 from the University of Chicago, Illinois. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities division for five years before he was appointed the Global Head of the Securities division in 2001. From 2002 to July 2004, he was the Co-President of Institutional Securities at Credit Suisse First Boston, and from 2004 until 2005, he was CEO of Credit Suisse First Boston and, after the merger with Credit Suisse in May 2005, he was the CEO of Investment Banking until 2007.

Mr. Dougan has been a member of the Board of Directors of Humacyte Inc., a biotechnology company, since 2005.

Osama S. Abbasi
Born 1968 British Citizen
Osama S. Abbasi has been the CEO of Credit Suisse’s Asia Pacific region and a member of the Executive Board since October 2010.
Mr. Abbasi holds a Bachelor of Science in Economics from the Wharton School of Business at the University of Pennsylvania. Prior to assuming the role of CEO of Credit Suisse Asia Pacific, he was head of the Equity department in Asia Pacific and a member of the Global Equity Management Committee and the Investment Banking Division Management Committee. Prior to this, Mr. Abbasi was Head of Global Securities for Non-Japan Asia and Australia, responsible for both the Equities and Fixed Income departments, and Head of European Securities.

Mr. Abbasi joined Credit Suisse Financial Products, the former derivatives subsidiary of Credit Suisse First Boston, in 1996, from Bankers Trust, where he worked in various trading and marketing positions in Fixed Income and Equities.

Mr. Abbasi does not hold any significant board memberships.

Walter Berchtold
Born 1962 Swiss Citizen
Walter Berchtold has been the CEO of Private Banking at Credit Suisse since 2006 and a member of the Executive Board since 2003.
After obtaining a commercial diploma, Mr. Berchtold joined Credit Suisse First Boston Services AG, Zurich, in 1982, and, a year later, transferred as a trader to the precious metal and currency options unit of Valeurs White Weld SA, in Geneva, which was later renamed Credit Suisse First Boston Futures Trading SA. In 1987, he was given the task of heading the Japanese convertible notes trading team, and in 1988, he assumed shared responsibility for all the business activities of Credit Suisse First Boston Futures Trading AG in Zurich.

In 1991, Mr. Berchtold joined Credit Suisse in Zurich as the Head of Arbitrage in the Securities Trading department. In the following year, he became the Head of the Equity Derivatives Trading department. In 1993, he managed the Equity Trading unit and, in 1994, he took on overall responsibility for Credit Suisse’s Securities Trading & Sales activities globally.

From 1997 to 2003, Mr. Berchtold was the Head of Trading and Sales of Credit Suisse First Boston, Switzerland and thereafter became the Country Manager of Credit Suisse First Boston, where he was responsible for the entire Swiss business of Credit Suisse First Boston. From 2003 to July 2004, he was the Head of Trading and Sales at Credit Suisse Financial Services and, in April 2004, he was appointed CEO of Banking at Credit Suisse Financial Services. In July 2004, he was the CEO of the former Credit Suisse, a position he held until the merger with Credit Suisse First Boston in May 2005. Between May and December, 2005, he was the CEO of Credit Suisse.

Mr. Berchtold is a member of the Board of the Swiss Bankers Association and several philanthropic and cultural foundations.

Romeo Cerutti
Born 1962 Swiss and Italian Citizen
Romeo Cerutti has been the Group General Counsel and a member of the Executive Board since April 2009. Prior to that, he was General Counsel of the Private Banking division from 2006 to 2009 and the global Co-Head of Compliance of Credit Suisse from 2008 to 2009.

Before joining Credit Suisse, Mr. Cerutti was a partner of the Group Holding of Lombard Odier Darier Hentsch & Cie, from 2004 to 2006, and the Head of Corporate Finance at Lombard Odier Darier Hentsch & Cie from 1999 to 2006.

Prior to that position, Mr. Cerutti was in private practice as an attorney-at-law with Homburger Rechtsanwälte in Zurich from 1995 to 1999 and with Latham and Watkins in Los Angeles from 1993 to 1995.
Mr. Cerutti studied law at the University of Fribourg and obtained his doctorate in 1990. He was admitted to the bar of the canton of Zurich in 1989 and the bar of the state of California in 1992. Mr. Cerutti also holds a Master of Laws from the University of California, School of Law, Los Angeles.

Mr. Cerutti has been a member of the Board of Trustees of the University of Fribourg since 2006.

Tobias Guldimann
Born 1961 Swiss Citizen
Tobias Guldimann has been the CRO of Credit Suisse since June 2009. He has been a member of the Executive Board in the role of Group CRO since 2004.
Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1989. He joined Credit Suisse’s Internal Audit Department in 1986 before transferring to Investment Banking in 1990. He later became the Head of Derivatives Sales in 1992, the Head of Treasury Sales in 1993 and the Head of Global Treasury Coordination at Credit Suisse in 1994. In 1997, he became responsible for the management support of the CEO of Credit Suisse First Boston before becoming the Deputy CRO of Credit Suisse Group, a function he held from 1998 to July 2004. From 2002 to 2004, he also served as the Head of Strategic Risk Management at Credit Suisse.

Mr. Guldimann has been a member of the Foundation Board of the International Financial Risk Institute and Chairman since 2010.

Fawzi Kyriakos-Saad
Born 1962 British and Lebanese Citizen
Fawzi Kyriakos-Saad has been the CEO of Credit Suisse EMEA and a member of the Executive Board since July 2010. He is also the Co-Head of the Global Emerging Markets Council.
Mr. Kyriakos-Saad holds a Bachelor of Civil Engineering from the American University of Beirut and an MBA from Columbia University, New York.
Prior to assuming the role of CEO of the EMEA region in July 2010, Mr. Kyriakos-Saad was the CEO of Russia, the countries of the Commonwealth of Independent States and Turkey for Credit Suisse. He joined Credit Suisse in 2006 from JPMorgan Chase, where he worked in a variety of senior fixed income and emerging market management roles. Before joining JPMorgan Chase, he spent eight years at Goldman Sachs in New York and London.

Mr. Kyriakos-Saad is a member of the Board of Directors of the Lebanese International Finance Executives, a non-profit organization.

Karl Landert
Born 1959 Swiss Citizen
Karl Landert has been the CIO of Credit Suisse since 2008 and a member of the Executive Board since June 2009. Previously, he was the CIO of Private Banking. He joined Credit Suisse in 2001 as the Head of Application Development and he was appointed the Head of IT in 2004.

Before joining Credit Suisse, Mr. Landert served as the CIO and Head of Global IT Management of Novartis Pharma AG (Switzerland) from 1998 to 2001. Between 1985 and 1998, he held various management positions in sales and systems engineering at IBM Switzerland.

Mr. Landert studied at the Swiss Federal Institute of Technology in Zurich and received his degree in Physics in 1984.
Mr. Landert is a member of the Boards of Directors of the Swiss IT Leadership Forum, ICT Switzerland and the Foundation for IT Professional Education.

David R. Mathers
Born 1965 British Citizen
David Mathers has been the CFO of Credit Suisse Group and a member of the Executive Board since October 2010.
Mr. Mathers holds an MA in Natural Sciences from the University of Cambridge, England.
Prior to his appointment as CFO, Mr. Mathers was the Head of Finance and the COO for Investment Banking in New York and London from 2007 to 2010. In this role, he was responsible for Investment Banking Finance, Operations, Expense Management and Strategy. Mr. Mathers started his career as a research analyst at HSBC James Capel in 1987 and became Global Head of Equity Research in 1997. He joined Credit Suisse in 1998, working in a number of senior positions in Credit Suisse’s Equity business, including the Director of European Research and the Co-Head of European Equities.

Mr. Mathers does not hold any significant board memberships.

Hans-Ulrich Meister
Born 1959 Swiss Citizen
Hans-Ulrich Meister has been the CEO of Credit Suisse Switzerland, the Head of Private and Business Banking Switzerland and a member of the Executive Board since September 2008.
Mr. Meister graduated from the University of Applied Sciences in Zurich, in 1987, majoring in Economics and Business Administration. In addition, he attended Advanced Management Programs at the Wharton School, University of Pennsylvania in 2000 and the Harvard Business School in 2002.

Before joining Credit Suisse in 2008, Mr. Meister spent 25 years with UBS. Among the roles he had were the Head of Corporate Banking Region Zurich from 1999 to 2002, the Head of Large Corporates and Multinationals from 2003 to 2005 and the Head of Business Banking from 2005 to 2007. From 2002 to 2003, he worked on group projects in the area of Wealth Management, based in New York. From 2004 to 2007, Mr. Meister was a member of UBS’s Group Managing Board.

Mr. Meister has been a member of the Foundation Board of the Swiss Finance Institute since 2008.

Antonio C. Quintella
Born 1966 Brazilian Citizen
Antonio Quintella has been the CEO of Credit Suisse Americas and a member of the Executive Board since July 2010. He is also the Co-Head of the Global Emerging Markets Council.
Mr. Quintella holds a BA in Economics from Pontifícia Universidade Católica of Rio de Janeiro and an MBA from the London Business School. Mr. Quintella joined Credit Suisse in 1997 from ING Barings as a senior relationship banker in the Investment Banking department and was named CEO of Credit Suisse Brazilian operations, in 2003. As the CEO of Brazil, he oversaw the expansion of the Bank’s presence in the Brazilian market, including the acquisition of Hedging-Griffo, a leading independent asset management and private banking firm in Brazil, in 2006.

Mr. Quintella is a member of the Board of Directors of Febraban, the Brazilian bank association, and is a member of the global advisory council of the London Business School.

Robert S. Shafir
Born 1958 US Citizen
Robert Shafir has been the CEO of Asset Management since April 2008 and a member of the Executive Board since August 2007. He held the position of CEO of Credit Suisse Americas until July 2010.
Mr. Shafir received a BA in Economics from Lafayette College, Pennsylvania, in 1980, and an MBA from Columbia University, Graduate School of Business, New York, in 1984.
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

Mr. Shafir is a member of the Board of Directors of the Cystic Fibrosis Foundation and the Dwight School Foundation.

Pamela A. Thomas-Graham
Born 1963 US Citizen
Pamela Thomas-Graham has been the Chief Talent, Branding and Communications Officer and a member of the Executive Board since January 2010.
Prior to joining the Group, Ms. Thomas-Graham was a Managing Director in the private equity group of Angelo, Gorden & Co., a New York-based investment management firm, from 2008 to 2010. She previously served as Group President of Liz Claiborne Inc.’s women’s wholesale apparel business from 2005 to 2008. Ms. Thomas-Graham was at NBC for six years from 1999 to 2005, where she served as President, CEO and Chairwoman of CNBC television and a Director of CNBC International. She also served as the President and CEO of CNBC.com. Prior to that, she worked at McKinsey & Company for ten years from 1989 to 1999.

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

Eric M. Varvel
Born 1963 US Citizen
Eric Varvel has been the CEO Investment Banking since September 2009 (acting CEO between September 2009 until July 2010) and a member of the Executive Board since February 2008.
Mr. Varvel holds a BA in Business Finance from Brigham Young University, Utah.
Prior to his current function, Mr. Varvel was the CEO of Credit Suisse EMEA, the Co-Head of the Global Investment Banking department and the Head of the Global Markets Solutions Group in the Investment Banking division of Credit Suisse for over three years, based in New York. Before that, Mr. Varvel spent 15 years in the Asia Pacific region in a variety of senior roles, including the Head of Investment Banking and Emerging Markets Coverage for the Asia Pacific region ex-Japan and the Head of Fixed Income Sales and Corporate Derivative Sales. During that time, Mr. Varvel was based in Tokyo, Jakarta and Singapore.

Mr. Varvel joined Credit Suisse in 1990. Previously, he worked as an analyst for Morgan Stanley in its investment banking department in New York and Tokyo.
Mr. Varvel is a member of the Board of Directors of the Qatar Exchange.
Remembering Paul Calello (1961 – 2010)
In November, Paul Calello, Chairman of Investment Banking and a member of our Executive Board, passed away from non-Hodgkin’s Lymphoma at the age of 49. It is a great loss for Credit Suisse, the entire financial community and all those who were touched by Paul’s remarkable drive and energy.

CEO Brady Dougan, who worked with Paul Calello for over 25 years, described him as: “An outstanding leader, and a down-to-earth, very human colleague who forged strong relationships and made a positive difference in the world around him.  He will be missed greatly, but his spirit and accomplishments will remain a part of Credit Suisse.”

Mr. Dougan continued: “Paul made an enormous contribution to Credit Suisse and the financial industry over many years. He played a pivotal role in the creation of the equity derivatives market, and as a founding member of Credit Suisse Financial Products, helped build it into one of the most significant derivatives firms in the industry. He ran many important businesses for Credit Suisse and expanded our presence globally, most notably in Asia Pacific, where he led Credit Suisse’s dramatic growth across the region. In 2007, Paul was named CEO of Investment Banking and did an incredible job, working with his management team, to navigate the market crisis and bring the franchise out of the downturn stronger and well positioned for the new environment.”

In addition to his business achievements, Paul will also be remembered for his engagement on policy issues affecting the global financial system.  He was the first industry leader to advocate consistent, effective regulation of derivative instruments globally, at a time when this was highly controversial.  Earlier this year, he co-authored with Wilson Ervin, a Credit Suisse colleague who serves as Special Advisor to the CEO, an op-ed outlining a “bail-in” concept to address the failure of a large financial institution without a costly tax-payer “bail-out” – an innovative idea that has continued to gain ground in senior policy circles.

Paul represented Credit Suisse with many leading policy, educational and cultural organizations.  He served as a trustee of the Credit Suisse Foundation and was a member of the Board of Overseers of the Columbia Business School and the Board of Directors of the New York Philharmonic.  Paul also served on the International Board of Advisors to Former Philippines President Arroyo, the Council on Foreign Relations and the Economic Club of New York.

In October 2010, Columbia Business School announced the establishment of the Paul Calello Professorship in Leadership and Ethics. This permanent professorship was endowed by a small group of Credit Suisse colleagues who worked with Paul over the years, and who wanted to honor his contribution to the Bank and its people. The Calello Professorship will advance academic scholarship and research on aspects of business life that Paul exemplified throughout his career and that are of critical importance to the future.

With his extraordinary energy and enthusiasm, he was able to achieve much in the short time he was given.
Additional information
Changes of control and defense measures
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the Swiss Financial Market Supervisory Authority (FINMA). If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the SESTA and the implementing ordinances.

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

External auditors
Our statutory auditor is KPMG AG, Badenerstrasse 172, 8004 Zurich, Switzerland. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are Marc Ufer, Global Lead Partner (since 2010), Simon Ryder, Group Engagement Partner (since 2010), and Philipp Rickert, Leading Bank Auditor (since 2006).

In addition, we have mandated BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
Fees paid to external auditors
	2010	2009	% change

Fees paid to external auditors (CHF million)

Audit services [1]	44.0	42.0	5

Audit-related services [2]	13.8	16.0	(14)

Tax services [3]	7.8	8.4	(7)

1 Audit fees include the integrated audit of the Group's consolidated and statutory financial statements, interim reviews and comfort and consent letters. Additionally it includes all assurance and attestation services related to the regulatory filings of the Group and its subsidiaries. 2 Audit-related services are primarily in respect of: (i) reports related to the Group's compliance with provisions of agreements or calculations required by agreements; (ii) accounting advice; (iii) audits of private equity funds and employee benefit plans; and (iv) regulatory advisory services. 3 Tax services are in respect of tax compliance and consultation services, including: (i) preparation and/or review of tax returns of the Group and its subsidiaries; (ii) assistance with tax audits and appeals; and (iii) confirmations relating to the Qualified Intermediary status of Group entities.

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

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that may be provided to us or any of our subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related and tax services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2010 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

American Depositary Share fees
Fees and charges for holders of ADS
In accordance with the terms of the Deposit Agreement, Deutsche Bank Trust Company Americas, as depositary for the >>>ADS (the Depositary), may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.

Fees and charges for holders of ADS
Fees

USD 5 (or less) per 100 ADS (or portion thereof)	For the issuance of ADS, including issuances resulting from a distribution of shares, share dividends, share splits and other property; for ADS issued upon the exercise of rights; and for the surrender of ADS for cancellation and withdrawal of shares.

USD 2 per 100 ADS	For any distribution of cash to ADS registered holders, including upon the sale of rights or other entitlements.

Registration or transfer fees	For the transfer and registration of shares on our share register to or from the name of the Depositary or its agent when the holder deposits or withdraws shares.

Charges

Expenses of the Depositary	For cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and for converting foreign currency to US dollars.

Taxes and other governmental charges	Paid, as necessary, to the Depositary or the custodian who pays certain charges on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or applicable interest or penalty thereon.

Other charges	Paid, as necessary, to the Depositary or its agents for servicing the deposited shares.

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

Amounts paid by the Depositary to the Group
The Depositary has reimbursed the Group for NYSE listing fees in recent years. This payment is not a contractual obligation, and the determination by the Depositary whether to reimburse the Group for these fees is made on a yearly basis. For the years ending December 31, 2010 and 2009, the Depositary paid the Group USD 53,307 and USD 130,590, respectively, as reimbursement for its NYSE listing fees.

Liquidation
Under Swiss law and our AoA, we may be dissolved at any time by a shareholders’ resolution which must be passed by:
– a supermajority of at least three quarters of the votes cast at the meeting in the event we are to be dissolved by way of liquidation; and
– a supermajority of at least two thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events.
Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Compensation
Overview
This Compensation Report explains our compensation approach and provides our compensation disclosure for 2010. It is composed of the following sections:
– Objectives and governance;
– Compensation design;
– Compensation to members of the Executive Board;
– Compensation to members of the Board of Directors;
– Compensation awards and expenses for the Group; and
– Compensation plans from prior years.
The Group is committed to fair, balanced, performance-oriented compensation practices that align long-term employee and shareholder interests. We believe in rewarding our employees for performing in a way that creates sustainable value for the Group and its shareholders over time. We strive to take a leadership position in the industry in implementing responsible compensation practices.

For 2010, we reduced total compensation, reflecting the lower absolute performance of the Group compared to 2009. Average total compensation for the Group was down 9% and total discretionary variable incentive awards were down 27% compared to 2009. Average total compensation was down 34% for the CEO and down 32% for the Executive Board, excluding individuals who joined or left, compared to 2009.

During 2010, regulators around the world continued to focus closely on how financial institutions choose to incentivize and reward their people, with more detailed regulation and guidance issued in various jurisdictions. Amid emerging regulation and market practices and in close dialogue with regulators and shareholders, we further modified our compensation design for 2010 to make plans simpler and more transparent and to strengthen the link between compensation and long-term, sustainable performance.

The changes we implemented for 2010 included an increase in base salaries and a corresponding decrease in performance-based discretionary variable incentive awards to ensure a more balanced mix between fixed and variable compensation. A higher proportion of variable awards was deferred, the vesting period was extended to four years and continue to be subject to future performance provisions. For the Group overall, 60% of the variable awards for 2010 were deferred compared to 40% for 2009. For the Executive Board, all variable awards for 2010 were deferred. In order to enhance transparency for all stakeholders, we simplified our instruments for deferred awards, using share awards with no leverage and simplifying certain features of our cash-based Adjustable Performance Plan awards. We have enhanced our compensation disclosure for 2010, including the methodology for determining variable awards for members of our Executive Board. We also strengthened our compensation governance this year by issuing a formal compensation policy and amending our Code of Conduct in order to reinforce the link between compensation and behavior, in particular with respect to compliance and risk management.

The Compensation Committee is satisfied that this report reflects the manner in which it has reviewed and set compensation for 2010. The activities of the Compensation Committee were executed in accordance with its mandate under the Organizational Guidelines and Regulations (OGR) and the Compensation Committee Charter.

The Board of Directors (Board) recognizes and supports the involvement of its shareholders within the compensation discussion. As it did last year, the Board has opted to submit this compensation report to its shareholders for a consultative ballot at the Annual General Meeting (AGM) in line with the recommendations in the Swiss Code of Best Practice.

Objectives and governance
Compensation objectives
The Group’s ability to implement a comprehensive human capital strategy and to attract, retain, reward and motivate talented individuals is fundamental to the Group’s long-term success. Compensation is a key component of this strategy and aims to align employee and shareholder interests. The Group’s objectives are to maintain compensation practices and plans that:

– support a performance culture that is based on merit and differentiates and rewards excellent performance, both in the short and long term, and recognizes our company values;
– enable us to attract and retain employees and motivate them to achieve results with integrity and fairness;
– award employees a fair mix of fixed and discretionary variable incentive awards, which appropriately reflects the value and responsibility of the role they perform day to day and as a contribution to influencing appropriate behaviors and actions;

– are consistent with and promote effective risk management practices as well as our compliance and control culture;
– foster teamwork and collaboration across the Group;
– take into account the long-term performance of the Group in order to create sustainable value for our shareholders; and
– are reviewed regularly and endorsed by an independent Compensation Committee.
Consistent with the objectives above, the Group applies a total compensation approach. There are two principal components of total compensation, fixed and variable. The individual mix varies according to the employee’s seniority, business and location. Fixed compensation includes base salary, which reflects seniority, experience, skills and market practice. Performance-based discretionary variable incentive awards (variable compensation) are awarded annually at the discretion of the Group and vary depending on Group, business and individual performance. Variable compensation is awarded in the form of cash and deferred awards, which are subject to various deferral provisions and performance criteria. The Group’s total compensation approach is illustrated below, and further details are provided in Compensation design.

The Group is committed to responsible compensation practices and plans. The need to reward our employees fairly and competitively based on performance is balanced with the requirement of principled behavior and actions. The compensation design has to contribute to the Group’s objectives in a way that does not encourage excessive risk taking or violation of applicable laws, guidelines and regulations, and also takes into account the capital position and economic performance of the Group over the long term.

Compensation governance
The Compensation Committee of the Board is the supervisory and governing body for compensation policy, practices and plans within the Group and has responsibility for determining, reviewing and proposing compensation for approval by the Board. Consistent with its mandate stipulated in the Group’s OGR and its Charter (available on our website at www.credit-suisse.com/governance), the Compensation Committee proposes the overall pools for variable compensation, based on the outcome of its annual performance review for the Group and the businesses. The Compensation Committee also assesses the individual performance of, and proposes compensation for, members of the Executive Board and Board and certain other members of senior management.

The Compensation Committee consists of not fewer than three independent members of the Board. The members of the Compensation Committee are Aziz R.D. Syriani (Chairman), Robert H. Benmosche, Peter Brabeck-Letmathe and Walter B. Kielholz. Based on the criteria for determining independence in the Swiss Code of Best Practice and New York Stock Exchange, the Group has deemed all four members of the Compensation Committee to be independent. The length of tenure a Board member has served is not a criterion for independence. Significant shareholder status is also not considered a criterion for independence unless the shareholding exceeds 10% of the Group’s share capital. For more information on how the Group determines the independence of its Board Members, refer to Corporate Governance – Board of Directors – Independence.

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

The Compensation Committee meets at least four times per year. The Chairman of the Compensation Committee decides on the attendance of management, the independent compensation consultant and external legal counsel at the committee meetings. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams for the previous year and determining and/or recommending to the Board for approval the overall compensation pools for the divisions and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. During its performance review, the Compensation Committee considers input from the Group’s internal control functions, including Risk Management, Legal and Compliance and Internal Audit, regarding control and compliance issues, including any breaches of relevant rules and regulations or the Group’s Code of Conduct.

Responding to specific regulatory guidelines set out by the Swiss Financial Market Supervisory Authority (FINMA), the US Federal Reserve, the UK Financial Stability Authority and the Basel Committee on Banking Supervision regarding compensation for employees engaged in risk-taking activities, the Compensation Committee expanded the scope of its compensation review process for 2010. The process now includes two additional groups of employees, who are considered to have a potentially material impact on the Group’s risk profile, and the Risk Committee is formally involved in the process. These groups are:

– senior control function personnel, consisting of senior employees in the Shared Services functions with responsibility for risk monitoring and control; and
– individuals classified as material risk takers, who can potentially expose the Group to significant risk, such as certain traders.
For more information on these groups, refer to Incorporating risk within the compensation process. The following table sets forth the approval authority for determining compensation policy and setting compensation for different groups of employees.

Approval authority
Approval grid	Authority

Establishment or amendment of the Group's compensation policy	Board upon recommendation by the Compensation Committee

Establishment or amendment of compensation plans	Board upon recommendation by the Compensation Committee

Setting variable compensation pools for the Group and the divisions	Board upon recommendation by the Compensation Committee

Board compensation (including the Chairman's compensation) [1]	Board upon recommendation by the Compensation Committee

Compensation of the CEO and other Executive Board members	Compensation Committee with information to the Board

Compensation for the Head of Internal Audit	Compensation Committee upon consultation with the Chairman of the Audit Committee

Compensation for senior control function personnel	Compensation Committee

Compensation for employees classified as material risk takers	Compensation Committee

Compensation for other selected members of management	Compensation Committee

1 Board members with functional duties (including the Chairman): the Board member concerned does not participate in the decision involving his own compensation. Other Board members: Compensation comprises a base fee plus a fee for committee activity which may differ from committee to committee. These fees are subject to a decision by the full Board.

During 2010, the Compensation Committee focused on further development of our compensation design to ensure compliance with evolving regulations and increase the transparency and understanding of our compensation practices and plans. Some of the Compensation Committee’s specific achievements during 2010 were:

– the development and approval of an amended compensation design for 2010 focused on making plans simpler, clearer and non-leveraged;
– the development, approval and communication of a Group-wide compensation policy, including implementation standards;
– strengthening and formalizing the involvement of the internal control functions in the compensation process with respect to considerations of risk, control and legal and compliance;
– maintaining an active dialogue and consultation with FINMA about our compensation plans, as well as monitoring global regulatory and market trends with respect to compensation at financial institutions; and

– increasing the transparency of our compensation disclosure, including how we determine compensation for members of the Executive Board.
Compensation policy and amended Code of Conduct
The vast majority of decisions about individual compensation awards are made by line managers at all levels throughout the organization. The Group strives to ensure that all line managers apply a consistent and high set of standards when assessing the performance and behavior of employees. To this aim, we prepared a comprehensive compensation policy during 2010 and made amendments to our Code of Conduct.

The compensation policy reflects our efforts in 2010 to review, refine and formalize our compensation principles and related processes and includes implementation standards. The new compensation policy was approved in early 2011 by the Board and is available on our website at www.credit-suisse.com/compensation. The policy provides the foundation for sound compensation practices that support the Group’s long-term strategic objectives. The following table summarizes the key features of the compensation policy.

The Group's compensation policy framework

Our vision:

Maintain a responsible, performance-based compensation policy that is aligned with the long-term interests of our employees and shareholders.

Our promise:

Strike the right balance between meeting shareholders' expectations, paying our employees competitively and responding appropriately to the regulatory environment.

Our approach:

Governance

Principles:

- Clearly defined and documented governance procedures.
- Independent Compensation Committee and committee advisors.
- Control functions have strategic and tactical participation in the design of compensation plans.
- Policies, processes and plans are understandable, transparent and auditable.
- The impact and performance of employees in roles that may expose the Group to significant risk are measured by the Risk Committee and the Compensation Committee.
- Mandatory share holding requirements for executives.
- Compensation plans and overall compensation expenses approved by the Board.

Performance alignment

Principles:

- Reward annual performance measured relative to key performance indicators, annual performance and performance of competitors.
- Business performance aligned: Strong correlation with the annual performance of a business, including risk-related metrics and the amount of compensation awards to employees.
- Recognize and reward cross-divisional success.
- Award and differentiate compensation based on individual performance and contributions.

Individual compensation determination

Principles:

- Total compensation-based approach.
- Facilitate competitiveness by paying market-informed, competitive compensation levels for comparable roles and experience, subject to performance.
- Promote meritocracy by recognizing individual performance, with particular emphasis on contribution, risk management, ethics and control.
- Equal compensation opportunity.

Compensation structure and instruments

Principles:

- Provide the appropriate balance of fixed and variable compensation consistent with risk alignment, position and role in the Group.
- Significant portion of variable compensation deferred and aligned with the long-term performance of the Group and its divisions.
- Promote sound risk management practices, and in particular, do not create incentives to expose the Group to inappropriate material risk.

The compensation policy also includes implementation standards, which provide managers and employees with a detailed description of our principles, programs and the defined standards and processes relating to the development, management, implementation and governance of compensation. For line managers, we focused on their responsibilities in managing, administering and communicating compensation, with a focus on risk awareness and compliance. For employees, we provided more transparency on what factors influence compensation decisions and on our various practices and plans. The compensation policy adheres to the compensation principles set out by FINMA and other regulators and applies to all employees and compensation plans of the Group.

During 2010, we also amended our Code of Conduct. The changes to the Code of Conduct were made to place a greater emphasis on the values and professional standards underpinning our control and compliance culture. We have also changed the format of the Code of Conduct to better reinforce to individuals what it means to apply it in the course of their daily work. Adherence to the Code of Conduct is mandatory for all employees and Board members. Any breaches will have a direct impact on the compensation of those individuals involved. The revised Code of Conduct was approved by the Board in December 2010, and is available on our website at

www.credit-suisse.com/code.
Incorporating risk within the compensation process
Building on our initial efforts during 2009, we have strengthened our processes and governance in 2010 to ensure that our approach to compensation does not encourage excessive risk taking and that significant attention is given to risk throughout the performance assessment and compensation processes.

At the divisional level, risk is taken into account in determining the variable compensation pools. The key risk-based financial metric used to determine variable compensation pools of the divisions is economic profit. The economic profit of a division is income before taxes reduced by a charge for capital usage. The charge for capital usage is calculated based on three components:

– the value of >>>risk-weighted assets, calculated as set out under the Basel II capital requirements, which measures credit, market and operational risk;
– the utilization of economic capital under our economic risk capital framework, which we use as a consistent and comprehensive tool for risk management, including off-balance sheet risk, capital management and performance measurement; and

– the utilization of the Group’s balance sheet.
The determination of variable compensation pools for the divisions is discussed in further detail below. For more detailed information on risk-weighted assets, economic capital and our balance sheet statistics, refer to III – Treasury, Risk, Balance Sheet and Off-balance sheet.

At the individual level, risk is taken into account in the performance assessment and setting of variable compensation for selected employees and groups of employees. Regulators, in particular, have placed increased emphasis and requirements on the identification and management of employees who have the potential to take or manage risk at firms. In 2010, the Group introduced a process to identify such employees and carry out specific review processes to set variable compensation. Those individuals are collectively referred to as covered employees and include:

– all members of the Executive Board;
– senior management – generally employees who report directly to a member of the Executive Board, are responsible for managing significant lines of business of the Group or members of divisional management committees;

– senior control function personnel – senior employees in the Shared Services functions of Finance, Risk Management, Legal and Compliance and Talent, Branding and Communications who have responsibility for monitoring and controlling individuals or groups of individuals that manage material amounts of risk for the Group; and

– material risk takers – employees with the ability to put material amounts of the Group’s capital at risk, such as traders and others who are authorized to manage, supervise or approve risk exposure that could have a material or significant effect on our financial results.

The criteria for classifying individuals as covered employees are approved by the Board upon recommendation by the Compensation and Risk Committees. Given the nature of the investment banking business, a majority of the covered employees identified for 2010 were within the Investment Banking division. In addition to the annual performance assessment conducted by their direct line managers, the covered employees are also subject to a feedback process by control functions, including Legal and Compliance, Risk Management and Human Resources (within Talent, Branding and Communications), that are independent of the businesses. The findings of Internal Audit reports are also considered within this process. Feedback is provided to line managers for consideration in the final performance assessment and individual compensation decision-making processes. The proposed variable compensation amounts for covered employees are then subject to final review and approval by the Compensation Committee (refer to the table “Approval authority”). We expect the process for determining covered employees and evaluating their management of risk to develop over time.

Finally, the strengthening of the alignment of compensation with risk is also achieved through the modifications to our compensation design discussed further below.
Performance alignment, determination and allocation of variable compensation
Consistent with our vision to provide responsible, performance-based compensation, all employees are eligible for an award of discretionary variable compensation. The amount is determined by the nature of the business, breadth of role, role location and performance of the employee and includes detailed performance measurements at the Group, division and employee level as an integral part of the compensation process. Decisions about the amounts for variable compensation for individual employees are made within the constraints of the variable compensation pools at the Group and divisional levels. Accruals for the divisional and Group-wide variable compensation pools are made by the Group throughout the year. The Board regularly reviews the accruals and related financial information, and makes adjustments at its discretion to ensure that the overall size of the pool is consistent with the Group’s compensation principles. An accrual, at the Group, or any other level, however, does not create legal rights or entitlements for employees to receive variable compensation.

The divisional variable compensation pools are not formula driven, but are subject to adjustments based on performance, the discretion of the CEO and the Compensation Committee. The methodology to determine the initial size of the variable compensation pools varies by division.

For Private Banking, the basis for determining the variable compensation pool is the division’s income before taxes and before the variable compensation accrual, reduced by a charge for capital usage. In Private Banking, capital usage is calculated as the cost of economic risk capital.

For Investment Banking, the basis for determining the variable compensation pool is income before taxes and before the variable compensation accrual, reduced by a charge for capital usage. Capital usage is calculated from a combination of risk-weighted assets, economic risk capital and utilization of the Group’s balance sheet. As a result of this methodology, increased capital usage and transactions with a high risk weighting result in an increased charge for capital usage and a reduced variable compensation pool.

For Asset Management, the basis for determining the variable compensation pool for alternative investments is income before taxes and before the variable compensation accrual. For traditional investments, the basis for determining the variable compensation pool is the short-term and long-term performance against both peer groups and benchmarks.

The initial variable compensation pool for each division is subject to adjustment based on a detailed performance evaluation at the divisional as well as the Group level, taking into account the Group’s and the division’s key performance indicators and other absolute and relative performance criteria, including performance against peers. For specific peer performance criteria, refer to the chart “2010 Peer groups and performance criteria” in Competitive benchmarking and market trends. A deduction is also applied to the pool of each division to fund a variable compensation pool for Shared Services and other support functions, with the total being based on the Group-wide performance and qualitative measurements, rather than the performance of the divisions that they support. The pools may be approved as computed or adjusted, subject to final review by the Compensation Committee and submission to the Board for final approval. In setting the final variable compensation pools, the Compensation Committee also considers discretionary factors, including non-financial metrics related to ethics, risk, compliance and control. Other discretionary factors such as business strategy, overall Group performance and the market and regulatory environment are also taken into account.

Once the variable compensation pools have been set at the Group and divisional levels, each division allocates its pool to business areas, with the same or similar performance metrics, which are allocated to individual managers. Line managers award variable compensation to individual employees based on individual and business performance, subject to the constraints of the pool available. Performance measurement of individual employees varies widely across the firm and depends on each individual’s specific function and scope of responsibility. To measure the performance of employees in revenue-generating areas, key quantitative factors such as revenue production and profitability will be considered, as well as qualitative factors, such as client satisfaction, succession planning, compliance and contribution to teamwork. Other quantitative factors taken into account at the individual level include market trends and competitive levels of compensation.

With this approach, variable compensation is not formula driven, but based on financial and non-financial metrics including ethics, risk, compliance and control.

Competitive benchmarking and market trends
The assessment of the economic and competitive environment is a further important element of our compensation process as we strive for market-informed, competitive compensation levels for comparable roles, experience and geographic location of employees. We use internal expertise and the services provided by compensation consulting firms to benchmark our compensation levels against relevant competitors. Given our global presence and the wide range of what is considered competitive pay in different regions, there is not a single region or market against which we benchmark compensation levels. We adopt a differentiated approach, looking at pay levels and competitive market players in the various geographical regions where we do business. For further geographical information, refer to the chart “Relative distribution by region”.

For members of the Executive Board and other key personnel for the Group and the divisions, we compete for talent primarily with major banks globally. To benchmark our compensation levels and as a key input for setting the variable compensation pools at the Group and divisional levels, we measure ourselves against a set of peer groups, including European and US banks. These peer groups and relevant metrics are reviewed annually in April by the Compensation Committee and tracked throughout the year. For the Group, the peer group for 2010 consisted of UBS, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase and Morgan Stanley. BNP Paribas and HSBC were added in April 2010 following the annual review to better reflect major European markets. Most of these peer companies explicitly mention Credit Suisse as one of their peers. The criteria used to define these peer companies include:

– comparable scope and complexity of the business platform;
– comparable business focus and mix;
– common geographic footprint; and
– companies with which we compete daily for business and talent.
Market trends observed during 2010 include heightened regulatory activity in all regions and increased competition for talent across businesses and regions. Consistent with the regulatory trends, peer organizations have also modified their compensation systems. This has resulted in fixed compensation generally increasing, with a corresponding decrease in variable compensation, and an increase in the proportion of variable compensation that is awarded as deferred compensation.

2010 peer groups and performance criteria
Credit Suisse Group

Peer group	UBS, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase and Morgan Stanley

Performance criteria

Profitability and efficiency	Return on equity, compensation/revenue ratio and share price volatility

Growth	Earnings per share growth, net revenue growth, total asset under management growth and net new assets growth

Capital and risk	Tier 1 ratio, Value-at-Risk and risk-weighted assets growth

Shareholder satisfaction	Total shareholder return

Private Banking

Peer group	UBS, Barclays, HSBC, Julius Bär Group and Morgan Stanley

Performance criteria

Profitability and efficiency	Pre-tax income margin and gross margin

Growth	Net revenue growth, pre-tax income growth and net new assets growth

Investment Banking

Peer group	UBS, Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase and Morgan Stanley

Performance criteria

Profitability and efficiency	Return on economic risk, pre-tax income margin and compensation/revenue ratio

Growth	Net revenue growth and pre-tax income growth

Capital and risk	Net revenue/Value-at-Risk

Asset Management

Peer group	UBS, Allianz, Black Rock, Goldman Sachs, JPMorgan Chase and Morgan Stanley

Performance criteria

Profitability and efficiency	Pre-tax income margin and gross margin on assets under management

Growth	Pre-tax income growth, net revenue growth and net new assets growth

Regulatory trends
During 2010, there was continued focus on compensation from various regulators across the world, including many of the international jurisdictions relevant to the Group, such as the US, the EU and the UK. Relevant provisions are divergent in many aspects and sometimes deviate from the Circular on Remuneration Schemes, which was issued by FINMA, our regulator in Switzerland, in the fourth quarter of 2009. However, regulatory trends and more detailed guidance provided during 2010 reflect the principles for sound compensation practice issued by the Financial Stability Board (FSB) in 2009 and endorsed by the >>>G-20.

As we took the initiative and began to review our compensation practices in 2008, we implemented fundamental changes to our compensation instruments and processes for the Group’s most senior employees, managing directors and directors in 2009. These changes were designed to ensure adequate consideration of risk in compensation decisions and to better align the interests of our employees with the long-term success of the Group. We continued a regular dialogue with FINMA and other regulators in 2010, and we monitored developments in industry compensation best practices and guidance issued by various bodies including the FSB, Committee of European Banking Supervisors and the G-20.

Some of the modifications that we have made to our compensation design during 2010, such as increased base salaries, increased focus on risk and the removal of leverage from share awards are specifically in response to these regulatory requirements.

While our aim and general practice is to apply our compensation structure, processes and procedures on a global basis, some limited variations to the terms of compensation awards do apply to comply with local requirements, such as the terms specified by certain countries within the EU.

Compensation design
Compensation structure
Consistent with the trend towards increased risk alignment, transparency and shareholder alignment, we implemented adjustments to our compensation design and further evolved our instruments granted as part of variable compensation for 2010. The key features of the 2010 compensation design are:

– As of January 1, 2010, we increased the fixed compensation (salary) for Executive Board members, managing directors, directors and certain vice-presidents and correspondingly decreased their variable compensation for 2010. This shift in the compensation structure was influenced by regulators to ensure a more balanced mix between fixed and variable compensation, which resulted in an increase in our compensation-related fixed cost base of approximately CHF 800 million.

– The threshold for participation in variable deferred compensation programs was lowered from CHF 125,000 to CHF 50,000 in variable awards.
– Deferral rates were increased to a range of 35% to 70%, which means that a lower portion of employees’ variable awards were in cash. The increase in deferral rates was also a measure recommended by regulators to ensure that a substantial portion of variable compensation is subject to future performance and claw-back provisions. For 2010, 40% of variable compensation was awarded in unrestricted cash and 60% was deferred.

– Variable deferred awards granted to members of the Executive Board, managing directors and directors for 2010 were in the form of share awards and Adjustable Performance Plan awards, both of which vest over four years. 50% of the variable deferred awards for these employees were in share awards and 50% were in Adjustable Performance Plan awards. Most employees below the level of director received variable deferred compensation in the form of share awards.

– The cash component of variable compensation granted to managing directors in the Investment Banking division is subject to specific restrictions over a two-year period. These cash awards must be repaid, either in part or in full, if claw-back events, such as voluntary termination of employment or termination for cause, occur.

– We granted share awards in an effort to make the design of our compensation instruments simpler, more transparent and non-leveraged. The share awards have become our main share-based award instrument, whereas in recent years we awarded SISUs and ISUs.

– All deferred awards contain a general cancellation provision, which enables the Group to cancel any outstanding awards granted to any individual or individuals in the event that they engage in any activity that results in, or has the potential to result in, financial, reputational or other harm to the Group.

Unrestricted cash and variable deferred compensation
For 2010, 44,400 employees received some amount of variable compensation, of which 11,800, or 27%, received some portion of variable deferred compensation. Variable compensation was paid in cash unless the award was for CHF 50,000 or more, in which case a portion was paid in cash and the balance was deferred. The portion that was deferred was determined by reference to a pre-established deferral table, which increases the deferred portion for higher levels of variable compensation awards. The amount of variable compensation paid as unrestricted cash was subject to a cap of CHF 2 million.

The following table shows the deferral rates of variable compensation awards for 2010, followed by an example of how to apply the deferral table to calculate the cash and deferred portions of a variable compensation award.

2010 Deferral table
Award amount	Deferral rate

CHF

Up to 125,000	35%

Between 125,000 and 750,000	65%

Greater than 750,000	70%

Variable deferred compensation instruments
Share awards
Our share awards align the interests of our employees with shareholders and with the success of the Group. As the 2010 share awards vest over four years, they also encourage the retention of employees. Each share award granted entitles the holder of the award to receive one Group share. The number of share awards is determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the twelve business days ended January 19, 2011. One quarter of the share awards vest on each of the four anniversaries of the date of award. The value that is delivered is solely dependent on the Group share price at the time of delivery.

We are no longer granting share-based instruments in the form of Scaled Incentive Share Units (SISUs), Incentive Share Units (ISUs) and Performance Incentive Plans (PIP), which were utilized in prior years. One 2010 share award is equivalent to one Group share at the time of delivery, so 2010 share awards do not contain the leverage component or multiplier effect of these prior-year awards.

In order to comply with regulatory requirements, the Group awarded an alternative form of share awards as a component of variable cash compensation to senior employees in a number of EU countries. For 2010, these employees received 50% of the amount they otherwise would have received in cash in the form of blocked shares. The shares remain blocked for a period of time, which varies from six months to three years depending on location.

The Group prohibits employees from entering into transactions to hedge the value of unvested share awards.
Adjustable Performance Plan awards
We introduced Adjustable Performance Plan awards as part of variable compensation for 2009. The Adjustable Performance Plan is a deferred cash-based plan that links outstanding balances to future performance through positive and negative adjustments. By considering emerging trends and feedback, we amended and simplified certain Adjustable Performance Plan award features. The 2010 Adjustable Performance Plan awards will vest over a period of four years and outstanding awards will be subject to annual adjustments, increasing or decreasing the outstanding balances by a percentage equal to the Group return on equity (ROE), unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss, unless a negative Group ROE applies for that year and is greater than the divisional adjustment.

For employees in Shared Services and other support functions, all outstanding Adjustable Performance Plan awards are linked to the Group ROE. Only a negative Group ROE will trigger a negative adjustment of all outstanding Adjustable Performance Plan awards for these employees. This link to Group performance is intended to ensure that the compensation of employees in support functions is not directly linked to the performance of the businesses they support.

Restricted cash awards
The cash component of variable compensation is generally free from conditions. However, managing directors in Investment Banking received restricted cash awards. These restricted cash payments are subject to vesting ratably over a two-year period and other conditions, and any unvested restricted cash awards will have to be repaid if a claw-back event, such as voluntary termination of employment or termination of employment for cause, occurs.

Other awards and share ownership requirements
In addition, we may, from time to time, employ other long-term incentive compensation plans or programs to assist in hiring at competitive levels and to support the retention of talent. These forms of variation from our standard approach to compensation are generally applied to small populations of employees within the Group where the specific circumstances warrant such compensation arrangements. For 2010, such compensation arrangements were applied to approximately 100 employees, including employees engaged in arbitrage trading in Investment Banking and Alternative Investments in Asset Management. Any and all variations from our standard approach must be approved by the Compensation Committee.

We may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted and in line with market practice. The value of commissions paid is determined by formulas, which are reviewed regularly to ensure that they remain competitive.

We have also continued to apply minimum share ownership requirements for members of the divisional and regional management committees and for the Executive Board. For information on the share ownership requirements, refer to Compensation to members of the Executive Board.

Charitable contributions
The Group supports charitable giving and encourages employee participation. To this aim, we have also introduced a mandatory charitable contribution program for certain managing directors in the US and Brazil in connection with their 2010 variable compensation awards, expanding upon the charitable contribution made from the variable compensation pool of the Executive Board, introduced last year. For more information on the Executive Board charitable contributions, refer to Compensation to members of the Executive Board.

Compensation at regulated Group subsidiaries
Compensation awarded to all employees at Group regulated subsidiaries is subject to the Group’s compensation policy and all related guidelines and generally follows the same compensation structure and design. For compensation at regulated group subsidiaries in Switzerland (Neue Aargauer Bank, Clariden Leu, BANK-now, Credit Suisse Private Advisors Ltd) in 2010, there were no variations from the Group’s overall compensation design for 2010 with the exception of Clariden Leu, which applied a different deferred compensation plan. For Clariden Leu employees, the variable compensation award split between unrestricted cash and deferred variable compensation was based on the Group deferral table, however, all of the deferred compensation was granted in the form of deferred cash awards, which vest ratably over three years. The Clariden Leu compensation plan is reviewed annually and approved by the Clariden Leu compensation committee and board of directors.

Compensation to members of the Executive Board
Objectives and approach
In line with our overall approach to compensation, our executive compensation policies are designed to promote a long-term focus by our executives in all their actions, attract executives of the highest quality, and foster retention by rewarding superior performance and motivate outstanding performance in the future. We believe our compensation practices provide a meaningful alignment with the Group’s strategic goals and the interests of its shareholders and encourage strong teamwork.

Since 2006, the Compensation Committee has applied to the Executive Board, including the CEO, a variable compensation pool framework, which is linked directly to the Group’s performance. The framework was designed and implemented in the context of our integrated bank strategy to support collaboration and to encourage alignment across divisions. A performance-based variable compensation pool is used to determine the aggregate amount of variable compensation to be awarded to the Executive Board. At the start of each year a baseline variable compensation pool is set assuming specific financial, non-financial and relative performance goals to be achieved by the end of the year.

At the end of the year, the Compensation Committee evaluates how well the performance goals were actually achieved and may make adjustments to the baseline pool. Adjustments are made to the baseline pool based on three performance categories: financial performance; non-financial performance; and relative performance against peers. The impact on the baseline pool varies by performance in each category, as financial performance can increase or reduce the baseline pool by 75%, and the non-financial and peer performance categories can each increase or reduce the baseline pool by 25%. After considering all adjustments to the baseline pool, the Compensation Committee approves the final variable compensation pool for the Executive Board. The final pool can range from zero to a maximum of 200% of the baseline pool. The allocation of the variable compensation pool to individual members of the Executive Board is made on the basis of individual performance evaluations, which review how well the performance goals were achieved with respect to the specific area of responsibility for the individual Executive Board member.

Executive Board variable compensation pool 2010
At the beginning of 2010 the baseline variable compensation pool for 2010 was set in accordance with achieving 2010 performance targets and was lower than the 2009 baseline pool. In January 2011, the Compensation Committee performed a formal assessment of the Group’s performance versus the goals established in each of the three performance categories in order to determine the final variable compensation pool for the Executive Board.

Financial performance
The financial performance objective reflects achievement of the 2010 net income plan.
Non-financial performance
The non-financial objectives were reviewed on a qualitative basis in the following five sub-categories:
– client;
– quality of earnings;
– control environment;
– corporate responsibility; and
– people.
Relative performance against peers
The relative performance objectives were evaluated in the following three sub-categories:
– profitability and efficiency;
– growth; and
– capital and risk.
In evaluating the 2010 financial performance, the Compensation Committee acknowledged that the 2010 net income plan was not achieved. In evaluating the performance of non-financial objectives, the Compensation Committee considered input from the Chairman, CEO and senior managers from the internal control functions, which included risk management’s assessment of Executive Board performance on >>>risk mitigation and overall risk management. Comprehensive information on performance against control metrics, the quality of earnings and client feedback and performance factored into the overall results. The performance assessment of the non-financial objectives was that these were above expectations, reflecting achievements such as net new assets of CHF 69.0 billion, gains in market share, risk reduction in Investment Banking and good progress on a number of human capital and other initiatives. The assessment of relative performance against peers was that these were in line with expectations. For specific performance criteria, refer to the chart “2010 Peer groups and performance criteria”.

Based on the assessment of performance across the three performance categories, the final variable compensation pool approved for members of the Executive Board was 25% lower than the approved pool for the Executive Board for 2009.

Performance evaluations of individual Executive Board members
Variable compensation for 2010 was awarded to members of the Executive Board at the discretion of the Compensation Committee. The committee reviewed the results of a balanced performance scorecard evaluation performed by the CEO in determining compensation for each member. The scorecard provided information on the 2010 results for the businesses led by the executive using objective metrics, including any percentage increases or decreases in the metric from the prior year, and reflected performance ratings across seven performance categories. These categories were:

– business (including financial and risk-related performance objectives relating to the division, such as pre-tax income margin, net new assets and >>>risk-weighted assets);
– strategic;
– people;
– client;
– collaboration;
– control and risk environment; and
– personal development.
The Compensation Committee reviewed the performance assessment of each Executive Board member across the seven categories and the overall performance rating to each Executive Board member. In addition to the individual performance assessment, the committee also considered input from the independent compensation consultant with regards to competitive compensation levels for comparable roles in the market.

Executive Board compensation for 2010
In line with our total compensation approach, executive compensation consists of a fixed salary and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The variable compensation component can represent the most significant part of an executive’s total compensation package and varies from year to year, depending on the Group’s performance, the corresponding size of the variable compensation pool and the executive’s performance. The percentage mix of compensation between fixed and variable will also be considered in determining the executive’s total compensation.

Consistent with the lower performance of the Group in 2010 compared to 2009, the average total compensation for Executive Board members, excluding individuals who joined or left during 2010, was 32% lower compared to 2009. Variable compensation, excluding the joiners and leavers, was 40% lower compared to 2009 and 34% lower excluding the effect of increased base salaries. Each member of the Executive Board had 100% of variable compensation awards deferred, 50% in share awards and 50% in Adjustable Performance Plan awards. For the CEOs of Private Banking, Investment Banking and Asset Management, Adjustable Performance Plan awards are adjusted as for employees in their divisions. The base salary for all Executive Board members in 2010 was CHF 1.5 million, except for the CEO, whose base salary was CHF 2.5 million.

Across the whole Executive Board (16 individuals including those members who joined or left the Executive Board during 2010), 13% of total compensation was paid as salaries, 3% as variable cash compensation (only for former member Paul Calello), 77% as share awards and Adjustable Performance Plan awards and 7% as other compensation, including pension and other benefits and dividend equivalents.

Change in Executive Board compensation
	Average	Average, excluding joiners/leavers

2010 versus 2009 (%)

Total compensation	(13)	(32)

Variable compensation	(24)	(40)

Variable compensation, excluding the effect of increased base salaries	(19)	(34)

Compensation for the members of the Executive Board for 2010
	Base salary	Variable cash compen- sation		Total cash	Value of share awards		Value of APP awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	[3]	Total compen- sation

2010 (CHF million, except where indicated)

16 individuals [4]	20.50	4.21	[5]	24.71	64.65	[6]	58.65	[7]	3.90		5.70		2.73		160.34

% of total compensation	13%	3%		16%	40%		37%

of which highest paid: Antonio C. Quintella	0.79	–		0.79	6.97		6.97		0.08		0.82		–		15.63

% of total compensation	5%			5%	45%		45%

of which CEO: Brady W. Dougan	2.50	–		2.50	4.87		4.87		0.03		0.49		–		12.76

% of total compensation	20%			20%	38%		38%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 SISUs and ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of SISUs and ISUs granted in prior years. 3 Payments and awards under contractual commitments of CHF 2.73 million are comprised of cash of CHF 1.16 million and share-based awards of CHF 1.57 million. 4 Includes pro rata fixed compensation paid to Renato Fassbind and Kai S. Nargolwala, who left the Executive Board in 2010, but excludes advisory fees paid to them for their roles after leaving the Executive Board. Includes pro rata fixed compensation paid to Osama S. Abbasi, Fawzi Kyriakos-Saad, David R. Mathers and Antonio C. Quintella, who joined the Executive Board in 2010. Includes pro rata fixed compensation for Paul Calello, who passed away in November 2010. 5 Consists of variable cash compensation paid to former Executive Board member Paul Calello. No other members of the Executive Board as of December 31, 2010 received variable cash compensation. 6 The applicable Group share price was CHF 41.40. 7 The value of the Adjustable Performance Plan awards was the value as of the grant date of January 20, 2011.

2010 total compensation of the highest paid member of the Executive Board
The highest paid member of the Executive Board in 2010 was Antonio C. Quintella. Mr. Quintella’s compensation amounted to CHF 15.6 million and was comprised of his salary of CHF 0.8 million (pro rated from July 2010), variable compensation (share awards and Adjustable Performance Plan awards) of CHF 13.9 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 0.9 million. Mr. Quintella’s variable compensation in 2010 was awarded in consideration of his performance in his former role as CEO of Brazil and his role as CEO of Credit Suisse Americas.

Other aspects of executive compensation
Charitable contributions
As in 2009, a portion of the Executive Board variable compensation pool for 2010 was approved by the Compensation Committee to fund charitable contributions on behalf of Executive Board members. The total amount approved for charitable contributions was CHF 19 million, which otherwise could have been awarded as compensation to Executive Board members. The contributions will benefit eligible registered charities. Some Executive Board members, including the CEO, will be able to make recommendations in respect of allocation of the contributions to various charities.

Minimum share ownership requirements
In 2009, the Board approved minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees. The minimum share ownership threshold for the CEO and other Executive Board members is 350,000 shares and up to 150,000 shares, respectively. For members of the divisional and regional management committees, the thresholds are 50,000 shares for executives responsible for the Investment Banking, Private Banking and Asset Management divisions and 20,000 shares for the executives responsible for Shared Services and regional management functions. The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share-based awards.

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

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 SISUs and ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of ISUs granted in prior years. 3 Includes pro rata compensation paid to Urs Rohner and D. Wilson Ervin, who left the Executive Board in 2009, and Romeo Cerutti and Karl Landert, who joined the Executive Board in 2009. No members of the Executive Board in 2009 joined from, or left for, positions outside the Group. 4 Includes variable cash compensation paid to the two former Executive Board members. No members of the Executive Board as of December 31, 2009 received variable cash compensation. 5 Share-based and other awards include 1.1 million SISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 50.30 and the fair value of the leverage component was CHF 13.44. The total fair value of each SISU was CHF 63.74. Other awards refer to Adjustable Performance Plan awards. The value of the Adjustable Performance Plan awards was the value as of the grant date of January 20, 2010.

Contract lengths and termination provisions
All members of the Executive Board have employment contracts with the Group. The contracts do not specify a contract length and are valid until terminated. Members of the Executive Board are required by contract to give six months notice of termination of employment. The Group must also give members of the Executive Board six months notice of termination of employment. There are no other contracts, agreements or other arrangements with the members of the Executive Board that provide for payments or benefits in connection with termination of employment that are not generally available to other employees of the Group. In the event of termination, however, different conditions apply to the balances of outstanding compensation awards, for example, depending on whether the termination was voluntary, involuntary or the result of a change of control. The different conditions are summarized in the table “Termination of employment provisions for Executive Board members”.

In the event of the termination of an Executive Board member without cause, for example, the amount and terms of a severance payment may be agreed between the Group and the respective Executive Board member. The Executive Board member, however, does not have a contractual right to a severance payment arising from forfeited awards.

Former Executive Board members
Generally, former members of our most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group or related parties during 2010.

Termination of employment provisions for Executive Board members
	Voluntary resignation	Termination without cause	Retirement	Termination with cause	Change in control

Compensation component

Base salary	Ceases immediately	Statutory severance based on jurisdiction of employment	Ceases immediately	Ceases immediately	No incremental payment

Share award	Awards not vested at date of termination are forfeited	Accelerated vesting, normal payout dates apply	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates apply	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

Adjustable Performance Plan award	Awards not vested at date of termination are forfeited	Accelerated vesting, normal payout dates and metrics apply	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates and metrics apply	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

Scaled Incentive Share Unit	Awards not vested at date of termination are forfeited	Accelerated vesting, normal payout dates apply, rights to additional shares are forfeited	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates apply	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

Incentive Share Unit	Awards not vested at date of termination are forfeited	Accelerated vesting, normal payout dates apply, rights to additional shares are forfeited	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates apply	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

Performance Incentive Plan II unit	Awards not vested at date of termination are forfeited	Accelerated vesting, normal payout dates and metrics apply	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates apply, awards vested after termination lose leverage	Awards not vested at date of termination are forfeited, limited upside value of vested awards	Treatment at discretion of Compensation Committee

Partner Asset Facility award	Non-compete, non-solicit provisions apply until January 21, 2012, normal payout dates apply	Rights retained, normal payout dates apply	Non-compete, non-solicit provisions apply until January 21, 2012, normal payout dates apply	A portion is forfeited if termination occurs prior to January 21, 2012, normal payout dates apply	Treatment at discretion of Compensation Committee

Option	Expiration date accelerated to 30 days from issuance of notification from the Group if non-compete or non-solicit provisions are breached	Remains exercisable up to its original expiration date	Remains exercisable up to its original expiration date	Expires 30 days from date of termination	Treatment at discretion of Compensation Committee

Other cash award	Forfeited	No contractual right to award	Eligible to be considered for discretionary award	Forfeited	No contractual right to award

Units and values by individual
	Number of vested shares	Number of unvested share awards	Number of unvested ISUs		Number of unvested SISUs	Number of options	Number of PIP I units	Number of PIP II units	[1]	Value of unvested awards at grant (CHF)	[2]	Current value of unvested awards (CHF)	[2]

December 31, 2010

Brady W. Dougan	951,114	–	90,956	[3]	152,207	368,400	–	78,102		31,145,014		9,261,929

Osama S. Abbasi	233,801	–	50,193		58,977	–	–	26,110		9,215,028		4,429,732

Walter Berchtold	688,210	–	163,197		141,967	–	–	104,167		25,704,435		14,685,664

Romeo Cerutti	19,456	–	19,420		46,547	–	–	–		3,982,362		3,050,911

Tobias Guldimann	903	–	28,798		58,183	15,640	–	20,834		7,228,240		3,934,143

Fawzi Kyriakos-Saad	119,177	–	127,142		45,902	–	–	49,849		13,177,674		9,198,782

Karl Landert	82,718	–	83,060		60,511	–	–	31,250		9,748,212		7,955,834

David R. Mathers	26,617	–	59,008		30,260	14,960	–	5,375		5,538,189		4,735,645

Hans-Ulrich Meister	1,720	1,720	88,538		93,093	–	–	–		9,724,068		9,896,890

Antonio C. Quintella	234,685	–	–		–	–	–	26,002		1,872,144		–

Robert S. Shafir	131,239	–	168,960		124,641	–	–	71,213		19,305,533		17,365,460

Pamela Thomas-Graham	–	–	–		28,764	–	–	–		1,931,143		1,102,812

Eric M. Varvel	5,614	–	157,085		110,940	–	–	56,953		19,995,068		13,056,709

Total	2,495,254	1,720	1,036,357		951,992	399,000	–	469,855		158,567,110		98,674,511

December 31, 2009

Brady W. Dougan	424,529	–	90,956		–	408,400	271,898	78,102		–		–

Walter Berchtold	238,779	–	205,221		–	–	130,401	104,167		–		–

Paul Calello	211,762	–	77,149		–	241,184	142,937	57,063		–		–

Romeo Cerutti	13,805	–	26,682		–	–	–	–		–		–

Renato Fassbind	98,946	–	73,839		–	–	20,746	41,667		–		–

Tobias Guldimann	87,212	–	37,197		–	31,640	17,782	20,834		–		–

Karl Landert	34,965	–	117,099		–	–	29,347	31,250		–		–

Hans-Ulrich Meister	18,793	3,440	128,290		–	–	–	–		–		–

Kai S. Nargolwala	145,478	–	–		–	–	–	2,500		–		–

Robert S. Shafir	83,012	–	253,442		–	–	–	71,213		–		–

Eric M. Varvel	137,507	–	196,270		–	–	75,343	56,953		–		–

Total	1,494,788	3,440	1,206,145		–	681,224	688,454	463,749		–		–

1 PIP II settles in May 2011. Based on the current estimate, we do not expect the PIP II awards to have a value at settlement, as it is probable that the Group share price performance will be below the minimum predefined target of CHF 47 per PIP II unit. 2 Information presented for the first time in 2010. 3 There was no vesting of ISUs in 2010 for Mr. Dougan.

Share-based variable compensation for members of the Executive Board
The share-based holdings disclosed include the holdings of the respective members of the Executive Board, their immediate family members and companies where they have a controlling interest. The holdings do not include awards granted after December 31, 2010.

The value of share-based compensation awards granted to members of the Executive Board in prior years, but not yet fully vested, varies depending on the Group share price, the vesting period remaining, and other factors influencing the >>>fair value of the award. The table “Units and values by individual” shows the value of the unvested share-based compensation awards held by members of the Executive Board as of December 31, 2010. The aggregate cumulative value of these unvested share-based awards as of December 31, 2010 decreased 38% compared to the value of the awards as of their respective grant dates.

Option holdings by individual
December 31, 2010	Brady W. Dougan	Tobias Guldimann	David R. Mathers	Expiry date	Exercise price in CHF

Year of grant

2003	–	–	1,095	January 22, 2013	30.60

2002	–	–	13,865	December 3, 2012	34.10

2001	368,400	15,640	–	January 25, 2011	84.75

Total	368,400	15,640	14,960	–	–

December 31, 2009	Brady W. Dougan	Paul Calello	Tobias Guldimann	Expiry date	Exercise price in CHF

Year of grant

2001	368,400	241,184	15,640	January 25, 2011	84.75

2000	40,000	–	16,000	March 1, 2010	74.00

Total	408,400	241,184	31,640	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2010 and 2009, none of the members of the Executive Board hold options purchased from personal funds.

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2010, 2009 and 2008, outstanding loans to the members of the Executive Board amounted to CHF 18 million, CHF 19 million and CHF 24 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was seven and six, respectively, and the highest loan outstanding was CHF 12 million to Executive Board member Walter Berchtold.

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

Compensation to members of the Board of Directors
Compensation to members of the Board is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board is set by the Board based on the recommendation of the Compensation Committee. All members of the Board receive a base fee plus an additional fee that reflects the respective Board member’s role and scope of responsibility on the Board. For the purposes of compensation, the Group distinguishes between Board members with functional duties (the full-time Chairman, the full-time Vice-Chairman and the three committee chairmen) and Board members without functional duties (ten individuals). Fees paid to all Board members are in the form of cash and Group shares, which are blocked for a period of four years.

Members of the Board without functional duties received an annual base fee for 2010 of CHF 250,000 and an annual committee fee for serving on the Audit, Risk or Compensation Committees. The committee fees were: CHF 150,000 for the Audit Committee, CHF 100,000 for the Risk Committee and CHF 100,000 for the Compensation Committee. In addition, Peter Brabeck-Letmathe, in the role of Vice-Chairman and member of both the Compensation and the Chairman’s and Governance Committees, received a committee fee of CHF 250,000. The base and committee fee amounts are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM.

Members of the Board with the functional duty of serving as a committee chairman receive an annual base fee plus a variable component, a special compensation fee for functional duties, which reflects the greater responsibility and time commitment required to perform the role of committee chairman. The annual base fee for the chairmen of the Audit and Risk Committees for 2010 was CHF 400,000 and the annual base fee for the chairman of the Compensation Committee was CHF 350,000. The base fees for the committee chairman are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. The special compensation fee for functional duties for the three committee chairmen varies according to their overall time commitment and is determined and paid for the current year, in alignment with the annual management variable compensation cycle.

For the roles of the full-time Chairman and Vice-Chairman, individuals are paid a base fee plus variable compensation, which is proposed by the Compensation Committee and approved by the Board. The base fees for Chairman Hans-Ulrich Doerig and Vice-Chairman Urs Rohner for 2010 were CHF 2.25 million and CHF 1.8 million, respectively. The level of variable compensation awarded to these individuals depends on both on the performance of the Group and their personal performance. Such compensation is paid in the form of cash and Group shares, blocked for a period of four years.

By compensating Board members to a significant degree in the form of blocked Group shares, we ensure alignment of their interests with the interests of our shareholders. The value of the shares held by our Board members as of the end of 2010 decreased 26% from the beginning of 2010.

Compensation for members of the Board for 2010
	Base board fee	Committee fee	Variable compen- sation for functional duties	Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2010/2011 (CHF)

Hans-Ulrich Doerig, full-time Chairman [3]	2,250,000	–	4,000,000	24,000		6,274,000	4,274,000	68%	2,000,000	32%	48,310

Urs Rohner, full-time Vice-Chairman [3]	1,800,000	–	4,000,000	234,881		6,034,881	4,034,881	67%	2,000,000	33%	48,310

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	250,000	–	–		500,000	250,000	50%	250,000	50%	5,031

Jassim Bin Hamad J.J. Al Thani [4]	250,000	–	–	–		250,000	125,000	50%	125,000	50%	2,516

Robert H. Benmosche [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Noreen Doyle [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Walter B. Kielholz [4]	250,000	100,000	–			350,000	175,000	50%	175,000	50%	3,522

Andreas N. Koopmann [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Jean Lanier [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Anton van Rossum [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	–	400,000	–		750,000	522,500	70%	227,500	30%	5,496

David W. Syz [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	–	1,000,000	–		1,400,000	900,000	64%	500,000	36%	12,078

John Tiner [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	–	1,395,000	10,000		1,805,000	1,205,000	67%	600,000	33%	14,493

Total	7,700,000	1,200,000	10,795,000	268,881		19,963,881	12,786,381	64%	7,177,500	36%	165,919

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received an annual base board fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. Generally, variable compensation awarded for 2010 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 41.40. 4 Members of the Board without functional duties were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 30, 2010 to April 29, 2011. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for the Risk and Compensation Committees. For 2010, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 49.70.

Compensation of the Chairman for 2010
For 2010, the Chairman received total compensation of CHF 6.3 million. CHF 4.0 million was variable compensation, of which CHF 2.0 million was awarded in cash and CHF 2.0 million was awarded in Group shares, blocked for a period of four years.

The total 2010 compensation of the full-time Chairman was 4% lower than the 2009 total compensation and 24% lower than the 2009 compensation for his role as full-time Chairman on an annualized basis.
Additional fees and compensation
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board or related parties during 2010.

Compensation for members of the Board for 2009
	Fixed cash compen- sation	Variable cash compen- sation	Total cash	% of total compen- sation	Value of Group share awards	% of total compen- sation	Other compen- sation categories	[1]	Total compen- sation	Number of Group shares	[2]

2009/2010 (CHF)

Hans-Ulrich Doerig, Chairman [3]	1,778,409	2,350,000	4,128,409	63%	2,350,000	36%	28,095		6,506,504	43,754

Urs Rohner, Vice-Chairman [3]	1,200,000	1,000,000	2,200,000	66%	1,000,000	30%	146,160		3,346,160	18,619

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	–	250,000	50%	250,000	50%	–		500,000	5,750

Robert H. Benmosche [4,5]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Noreen Doyle [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Walter B. Kielholz [3,4]	916,667	2,175,000	3,091,667	59%	2,175,000	41%	8,000		5,274,667	50,024

Andreas N. Koopmann [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Jean Lanier [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Anton van Rossum [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	4,236

David W. Syz [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Ernst Tanner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	333,334	733,334	69%	333,333	31%	–		1,066,667	6,207

John Tiner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	11,172

Total	6,795,076	6,825,834	13,620,910	61%	8,435,833	38%	192,255		22,248,998	174,262

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received an annual fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. The annual fees and variable compensation paid to Walter B. Kielholz (former Chairman), Hans-Ulrich Doerig (former full-time Vice-Chairman, current Chairman), Urs Rohner (full-time Vice-Chairman) and Richard E. Thornburgh (Chairman of the Risk Committee) reflect the new or changed functional duties they performed in 2009. Variable compensation awarded for 2009 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 53.71. Individual amounts of variable compensation (the total of cash and share-based compensation) were as follows: Hans-Ulrich Doerig, CHF 4,700,000; Urs Rohner, CHF 2,000,000; Walter B. Kielholz, CHF 4,350,000; Aziz R.D. Syriani, CHF 400,000; Richard E. Thornburgh, CHF 666,667; and Peter F. Weibel, CHF 1,395,000. 4 Members of the Board without functional duties were paid an annual fee in advance for the period from one AGM to the other, i.e., from April 24, 2009 to April 30, 2010. For 2009, the fee was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 43.48. The annual fee paid to members of the Board without functional duties is broken down as follows: base Board fee of CHF 250,000, Audit Committee fee of CHF 150,000, Compensation Committee fee of CHF 100,000 and Risk Committee fee of CHF 100,000. In addition, Peter Brabeck-Letmathe received total committee fees of CHF 250,000, whereof CHF 100,000 related to his Compensation Committee membership and CHF 150,000 related to his additional role as the Vice-Chairman and member of the Chairman's and Governance Committee. 5 Robert H. Benmosche stepped down from the Board on August 10, 2009.

Share and option holdings of members of the Board
The holdings as disclosed below include the holdings of the respective member of the Board, their immediate family members and companies where they have a controlling interest.
Share holdings by individual
December 31	2010	2009

Number of shares [1]

Hans-Ulrich Doerig, full-time Chairman	223,800	155,639

Urs Rohner, full-time Vice-Chairman [2]	144,870	61,394

Peter Brabeck-Letmathe, Vice-Chairman	103,732	95,201

Jassim Bin Hamad J.J. Al Thani [3]	2,516	–

Robert H. Benmosche [3]	20,252	–

Noreen Doyle	27,385	23,863

Walter B. Kielholz	323,734	420,212

Andreas N. Koopmann	16,948	13,426

Jean Lanier	24,552	20,527

Anton van Rossum	34,379	30,857

Aziz R.D. Syriani, Chairman of the Compensation Committee	60,889	56,653

David W. Syz	76,105	72,080

Richard E. Thornburgh, Chairman of the Risk Committee [2]	296,522	92,500

John Tiner	8,625	4,600

Peter F. Weibel, Chairman of the Audit Committee	52,651	41,479

Total	1,416,960	1,088,431	[4]

1 Includes Group shares that are subject to a blocking period of up to four years. 2 Urs Rohner was granted 35,564 PIP I units and 55,556 PIP II units and Richard E. Thornburgh was granted 98,935 PIP I units, each in his former position as a member of the Executive Board. 3 As of April 30, 2010, Jassim Bin Hamad J.J. Al Thani and Robert H. Benmosche were elected as members of the Board. 4 As of April 30, 2010, Ernst Tanner stepped down from the Board. He held 46,989 shares as of December 31, 2009.

Option holdings by individual
December 31, 2010	Richard E. Thornburgh	Expiry date	Exercise price in CHF

Year of grant

2001	215,116	January 25, 2011	84.75

Total	215,116	–	–

December 31, 2009	Richard E. Thornburgh	Expiry date	Exercise price in CHF

Year of grant

2001	215,116	January 25, 2011	84.75

2000	100,000	March 1, 2010	74.00

Total	315,116	–	–

The Group's policy is to compensate members of the Board with Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2010 and 2009, none of the members of the Board held options purchased from personal funds.

Loans to members of the Board
	2010	[1]	2009	[1]

December 31 (CHF)

Hans-Ulrich Doerig, Chairman	1,800,000		1,800,000

Urs Rohner, Vice-Chairman	5,590,000		4,242,000

Peter Brabeck-Letmathe, Vice-Chairman	14,163,528		5,761,432

Walter B. Kielholz	5,000,000		2,000,000

Andreas N. Koopmann	3,500,000		3,500,000

David W. Syz	1,500,000		1,500,000

Richard E. Thornburgh	93,186		120,591

Peter F. Weibel	3,850,000		2,865,000

Total	35,496,714		21,789,023	[2]

1 Includes loans to immediate family members. 2 As of April 30, 2010, Ernst Tanner stepped down from the Board. He had a CHF 3,550,000 loan as of December 31, 2009.

A large majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party customers. As of December 31, 2010, 2009 and 2008, outstanding loans to the members of the Board amounted to CHF 35 million, CHF 25 million and CHF 24 million, respectively.

Members of the Board are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. Members of the Board who were previously employees of the Group may still have outstanding loans, which were extended to them at the time at employee conditions. In addition to the loans listed above, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board have a significant influence as defined by the US Securities and Exchange Commission. As of December 31, 2010, there was no exposure to such related parties. As of December 31, 2009 and 2008, the total exposure to such related parties amounted to CHF 50,000 and CHF 6 million, respectively, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2010 did not exceed CHF 10 million in aggregate.

In February 2011, the Group entered into definitive agreements with affiliates of Qatar Investment Authority (QIA) and The Olayan Group, which have significant holdings of Group shares, to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R. D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Group and the Board (except for Jassim bin Hamad J.J. Al Thani and Aziz R. D. Syriani, who recused themselves) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair. For more information about the terms of the transaction, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital Management – Capital issuances.

We, together with our subsidiaries, are a global financial services provider and have major corporate banking operations in Switzerland. We, therefore, typically have relationships with many large companies including those in which our Board members assume management functions or board member responsibilities. Except for the deemed related party transaction with QIA and The Olayan Group and the related party loans as of December 31, 2009 and 2008 described above, all relationships between us or our banking subsidiaries and members of the Board and their affiliated companies or related parties are in the ordinary course of business and at arm’s length.

Compensation awards and expenses for the Group
Variable compensation awarded for 2010
The following table shows the value of awards granted to employees as variable compensation for 2010 and 2009 granted in January 2011 and 2010, respectively. The awards that are deferred contain future service and performance criteria that will determine the final payout to employees upon settlement and may be reduced or forfeited if future service or performance criteria are not achieved.

Variable compensation awards
in	2010		2009

Variable compensation (CHF million)

Share awards	1,430		–

Adjustable Performance Plan awards	1,102		1,187

Restricted cash awards	465		–

Scaled Incentive Share Units	–		1,188

Incentive Share Units	–		325

Other share-based awards	–		6

Other cash awards	19		28

Deferred compensation awards	3,016		2,734

Unrestricted cash	2,030	[1]	4,140

Variable compensation	5,046	[2]	6,874

1 Includes CHF 35 million of unrestricted cash granted in the form of Group shares to comply with European regulatory requirements. 2 Excluding the effect of the increased base salaries, variable compensation awarded for 2010 would have been 15% lower than 2009.

All variable compensation was approved by the Board, based on senior management’s recommendation and the thorough assessment of the Group’s performance in 2010 against pre-defined absolute and relative performance criteria. In addition, other factors were taken into consideration, such as the overall economic and competitive environment, the capital and risk position of the Group and returns to shareholders. The total value of variable compensation for 2010 reflected both the weaker absolute performance of the Group in 2010 in a challenging market environment and the solid relative performance compared to peers, including the Group ROE of 14.4% and net new assets of CHF 69.0 billion. 2010 was also a year of transition towards the new regulatory environment. Variable compensation for 2010 therefore also reflected the shift in our compensation structure, as we increased base salaries and correspondingly reduced variable compensation. The overall variable compensation awarded for 2010 was CHF 5.0 billion, down 27% compared to 2009, and down 15% excluding the effect of increased base salaries. 60% of the total variable compensation awarded across the Group for 2010 was deferred and subject to future performance and service criteria.

Details of share, Adjustable Performance Plan and restricted cash awards for 2010
The recognition of compensation expense for the share, Adjustable Performance Plan and restricted cash awards granted in January 2011 began in 2011 and had no impact on the 2010 consolidated financial statements.

On January 20, 2011, we granted 34.5 million share awards with a total value of CHF 1,430 million. The fair value of each share award was CHF 42.51, equivalent to the Group’s closing share price on the date of grant. The estimated unrecognized compensation expense of CHF 1,424 million was determined based on the fair value of the award at the date of grant, including the current estimate of future forfeitures, and will be recognized over the four-year vesting period, subject to early retirement rules.

On January 20, 2011, we granted Adjustable Performance Plan awards with a total value of CHF 1,102 million. The estimated unrecognized compensation expense of CHF 1,669 million was determined based on the fair value of the award at the date of grant, including the current estimated outcome of relevant performance criteria and estimated future forfeitures, and will be recognized over the four-year vesting period, subject to early retirement rules.

On January 20, 2011, we granted restricted cash awards with a total value of CHF 465 million. The estimated unrecognized compensation expense of CHF 465 million was determined based on the fair value of the award at the date of grant and will be recognized over the two-year vesting period.

Compensation and benefits expense
Compensation and benefits expense recognized for a given year in the consolidated statement of operations includes salaries, variable compensation, the amortization of share-based and other awards that were granted as variable deferred compensation in prior years, benefits and employer taxes on compensation. Variable compensation mainly reflects the unrestricted performance-based compensation for the current year as well as severance, sign-on and commission payments. Variable deferred compensation granted for the current year is expensed in future periods and subject to restrictive features such as continued employment with the Group, vesting, forfeiture and blocking rules.

Compensation expense for share-based and other awards that were granted as variable deferred compensation in prior years is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms. Compensation expense for share-based and other awards that were granted as variable deferred compensation in prior years also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain awards that are still outstanding.

Compensation and benefits expense recognized in the consolidated statements of operations for 2009 and 2010 is shown in the following table.
Compensation and benefits expense
	2010				2009

December 31	Current compen- sation	Deferred compen- sation		Total	Current compen- sation	Deferred compen- sation		Total

Compensation and benefits (CHF million)

Salaries	6,532	–		6,532	5,326	–		5,326

Adjustable Performance Plan awards	–	963	[1]	963	–	–		–

Scaled Incentive Share Units	–	561		561	–	–		–

Incentive Share Units	–	723		723	–	1,526		1,526

Cash Retention Awards	–	578		578	–	822		822

Performance Incentive Plans (PIP I and PIP II) [2]	–	(1)		(1)	–	(21)		(21)

Partner Asset Facility [3]	–	45		45	–	629		629

Other share-based awards	–	294	[4]	294	–	331	[4]	331

Other cash awards	–	422		422	–	431		431

Deferred compensation expense	–	3,585		3,585	–	3,718		3,718

Unrestricted cash	2,030	–		2,030	4,140	–		4,140

Net severance payments	102	–		102	3	–		3

Sign-on payments	72	–		72	64	–		64

Commissions	161	–		161	161	–		161

Variable compensation expense	2,365	–		2,365	4,368	–		4,368

Salaries and deferred and variable compensation expense	8,897	3,585		12,482	9,694	3,718		13,412

Social security [5]	928	–		928	1,015	–		1,015

Other [6]	1,189	–		1,189	586	–		586

Compensation and benefits	11,014	3,585		14,599	11,295	3,718		15,013

1 Includes CHF 41 million of expenses associated with special Adjustable Performance Plan awards granted in 2010. 2 Includes claw backs. 3 Represents the change in underlying fair value of the indexed assets during the period. In 2009, included the vesting of the remaining 33.3% in the first quarter. 4 Includes CHF 76 million and CHF 69 million of expenses associated with other share-based awards granted in 2010 and 2009, respectively. 5 Represents the Group's portion of employees' mandatory social security. 6 Includes pension and other post-retirement expense of CHF 483 million and the UK levy on variable compensation of CHF 404 million in 2010 and pension and other post-retirement expense of CHF 347 million in 2009.

Estimated unrecognized compensation expense
The following table shows the estimated unrecognized compensation expense for variable deferred compensation awards granted for 2010 and prior years outstanding as of December 31, 2010. These estimates were based on the fair value of each award on the date of grant taking into account the current estimated outcome of relevant performance criteria (including the assumption of no future losses) and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.

Estimated unrecognized compensation expense
December 31, 2010	Deferred compen- sation for 2010	Deferred compen- sation for prior-year awards		Total

Estimated unrecognized compensation expense (CHF million)

Share awards	1,424	–		1,424

Adjustable Performance Plan awards	1,669	613	[1]	2,282

Restricted cash awards	465	–		465

Scaled Incentive Share Units	–	782		782

Incentive Share Units	–	334		334

Other share-based awards	–	496	[2]	496

Other cash awards	19	48		67

Estimated unrecognized compensation expense	3,577	2,273		5,850

1 Includes CHF 126 million of estimated unrecognized expense associated with special Adjustable Performance Plan awards granted in 2010. 2 Includes CHF 218 million of estimated unrecognized expense associated with other share-based awards granted in 2010.

For information about the fair value assumptions used to estimate the unrecognized compensation expense of unvested awards, refer to Note 27 – Employee variable deferred compensation in V – Consolidated financial statements – Credit Suisse Group.

In connection with our share-based compensation plans, we generally repurchased our own shares in the open market to satisfy obligations in connection with share-based compensation but may also issue new shares out of available conditional capital, and we economically hedge our estimated obligation to deliver Group shares at future dates.

For more information about these topics, refer to Note 7 – Share capital, conditional and authorized capital of Credit Suisse Group in VI – Parent company financial statements – Credit Suisse Group.
Impact of share-based compensation on shareholders’ equity
Our shareholders’ equity reflects the effect of share-based compensation, including the impact of related share repurchases and other hedging activities. Equity is generally unaffected by the granting and vesting of share-based awards, as share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. When Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Treasury shares are managed in aggregate and are not allocated to specific obligations under any particular share-based compensation program. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards. For further information, refer to the Consolidated statements of changes in equity, Note 26 – Tax – Tax benefits associated with share-based compensation and Note 27 – Employee variable deferred in V – Consolidated Financial Statements – Credit Suisse Group.

Compensation plans from prior years
Compensation practices in the banking industry have evolved over recent years, reflecting business and regulatory trends. For example, prior to 2004, options and other share-based awards were used as standard instruments for the industry. For the Group, highly leveraged PIP I awards were granted in early 2005 as part of compensation for 2004, reflecting the restructuring of the Group at the time. To ensure retention of a relatively small group of senior management, these awards vested and were deferred over five years. PIP I was expensed over the vesting period and settled in April 2010 with the delivery of 4.8 shares per unit, which was largely driven by the outperformance of the Group share price against peers. PIP II awards were granted in early 2006 as part of compensation for 2005 to a larger group of senior management reflecting the ongoing structural realignment of the Group. PIP II awards also vest over five years and will settle in May 2011. Compared to PIP I, PIP II was less leveraged, but still provided a relatively strong upside potential upon achievement of certain performance criteria. Based on the current estimate, we do not expect the PIP II awards to have a value at settlement, as it is probable that the Group share price performance will be below the minimum predefined target of CHF 47 per PIP II unit.

Reflecting the integrated bank strategy, the Group granted the more broadly distributed and moderately leveraged ISU between 2007 and 2010. The Group share price was the main performance criteria but thresholds and leverage multipliers varied from year to year, reflecting market conditions at the time of grant. In 2010, senior management was granted SISUs, a long-term incentive plan with an extended vesting period of four years and with the ROE of the Group as a further performance condition. In the aftermath of the market turmoil, from 2009, the Group started to award cash-based instruments. Cash Retention Awards were designed to retain employees over the vesting periods of two years. The Partner Asset Facility (PAF) was designed to transfer risks from the Group to senior employees in Investment Banking. The Adjustable Performance Plan awards were designed to align compensation with future performance and included a claw-back mechanism. For a more detailed description of these prior-year awards, refer to Overview of compensation plans introduced in prior years.

Employees experience changes to the values of their deferred awards over the vesting period and the final value of a specific award will only be determined at settlement.
A comparison of fair values at grant versus fair values at the end of 2010 is provided in the table “Fair values of compensation plans from prior years”. The significant fair value changes against grant values reflected the embedded performance criteria, vesting provisions and market conditions at grant and as of the end of 2010.

Fair value of compensation plans from prior years
	Value per unit

	Year end 2010	Grant date	% change

Share-based awards (CHF)

Options 2001	0.00	23.12	(100)

Options 2002	3.57	11.37	(69)

Options 2003	7.07	10.20	(31)

Incentive Share Unit granted for 2007	37.67	65.59	(43)

Incentive Share Unit granted for 2008	62.22	30.68	103

Incentive Share Unit granted for 2009	37.87	63.75	(41)

Scaled Incentive Share Unit granted for 2009	38.34	63.74	(40)

Performance Incentive Plan II	0.00	79.87	(100)

Cash-based awards (CHF)

Adjustable Performance Plan awards	1.14	1.00	14

Partner Asset Facility	1.57	1.00	57

While we believe that the evolution of our compensation instruments over recent years provides a track record of innovation and responsiveness, we also acknowledge that the complexity of our compensation instruments gave internal and external stakeholders concerns with regard to transparency and excess potential leverage. These issues were taken into account as we simplified our compensation instruments for 2010.

A summary of the forms of awards granted in previous years is shown in the following overview.
Overview of compensation plans introduced in prior years
Scaled Incentive Share Unit (SISU)

Basis Share-based, variable deferred compensation

Vesting start 2010
Vesting end 2013
Applied to
Performance in 2009, which included half of the variable cash compensation awarded to all managing directors and directors across all divisions.
General award conditions
Vesting ratably over a three-year period.
Other award conditions or restrictions
Value of SISUs is linked to the long-term development of the Group share price and the Group average ROE.
Program objective/rationale
Promoting retention of managing directors and directors.

Incentive Share Unit (ISU)

Basis Share-based, variable deferred compensation

Vesting start 2007-2010
Vesting end 2010-2013
Applied to
Performance in years since 2006 for all employees.
General award conditions
Vesting ratably over a three-year period.
Other award conditions or restrictions
An ISU is similar to other share-based awards, but offers additional upside depending on the development of the Group share price.
Program objective/rationale
An ISU links employee performance awards to the long-term performance of the Group, with an additional incentive to increase Group share value for the benefit of employees and shareholders.

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

Performance Incentive Plan I (PIP I)

Basis Share-based, variable deferred compensation

Vesting start 2005
Vesting end 2010
Applied to
Performance in 2004, which included selected managing directors in all divisions.
General award conditions
PIP I units were retention incentive awards requiring continued employment with the Group. PIP I units vested ratably over a five-year period. At grant, PIP I units were equivalent to a Group share price of CHF 47.45.
Other award conditions or restrictions
PIP I units settled for 4.8 Group shares. PIP I units converted into Group shares determined by multipliers based on the achievement of pre-defined targets: (i) earnings performance; (ii) Group share price performance (absolute); and (iii) Group share price performance relative to peers.
Program objective/rationale
PIP I was designed to compensate, incentivize and retain senior management and executives during 2004 and 2005, a period of fundamental change for the Group and intense international competition for employees in some of our businesses. PIP I units awarded to senior management were closely linked to specific achievements in the delivery of our strategy.

Performance Incentive Plan II (PIP II)

Basis Share-based, variable deferred compensation

Vesting start 2006
Vesting end 2011
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
Program objective/rationale
PIP II links employee performance awards to the long-term performance of the Group, with an additional incentive to increase Group share value for the benefit of employees and shareholders.

Partner Asset Facility (PAF)

Basis Cash-based, variable deferred compensation

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
Other award conditions or restrictions
PAF holders will receive a semi-annual cash interest payment of the London Interbank Offered Rate plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. They will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool.
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

Other share-based awards

Basis Share-based, non-deferred or variable deferred compensation
Applied to
Blocked shares: granted to members of the Board. For performance prior to 2006, granted to employees in Switzerland. Phantom shares and Longevity Premium Awards (LPA): for performance prior to 2006, granted to employees awarded variable compensation at or above CHF 125,000. Special share awards: granted to employees in limited circumstances.
General award conditions
Blocked shares: entitle participants to receive Group shares that are vested at the time of grant but blocked for a four-year period. Phantom shares: entitle holders to receive one Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions and vest in three installments on each of the first, second and third anniversaries of the grant date. LPA: have the same general conditions as phantom shares, except that LPA vested in full on the third anniversary of the grant date. Special share awards are mostly granted to new employees.
Other award conditions or restrictions
Blocked shares: restricted from selling until block period has lapsed; Phantom shares: conversion to Group shares occurred within 120 days of vesting. LPA: conversion to Group shares occurred within 120 days of vesting; may be blocked for one year after vesting, depending on the location of the grant recipient. Special share awards: may contain vesting conditions, depending on the terms of employment or other factors.
Program objective/rationale
Blocked share awards made up the Group’s early share-based deferred compensation for employees based in Switzerland and continue to be granted to Board members, with the objective of aligning the interest of the recipients to the creation of overall shareholder value. Share awards including phantom shares, LPA and special awards made up the Group’s early share-based deferred compensation, with the objective of linking employee performance more closely to the creation of overall shareholder value. Special share awards are typically granted to new employees to compensate for deferred awards at a previous employer forfeited as a result of the individual taking up employment with the Group.

Other cash awards

Basis Cash-based, deferred compensation
Applied to
Voluntary deferred compensation plans: managing directors of former Credit Suisse First Boston; arbitrage trading plans: directors and managing directors of Investment Banking arbitrage trading desks; employee investment plans: various employees depending on level of variable cash compensation.
General award conditions
Voluntary deferred compensation plans: allowed employees to defer a portion of their bonus for payout at retirement age; arbitrage trading plans: both voluntary and mandatory plans based on the performance of the global arbitrage trading group and the employee’s individual group; employee investment plans: allowed employees to defer a portion of their bonus in investment plans with the Group.
Other award conditions or restrictions
Plans are either fully vested or contain future service requirements. For certain plans, the Group recognizes both market and performance adjustments until awards are settled.
Program objective/rationale
Voluntary deferred compensation plans are special retirement plans; arbitrage trading plans align the performance of arbitrage traders with the results of the Group; employee investment plans provide employees with opportunity to invest along side the Group.

Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements

Controls and procedures
Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Group changed its method of accounting for variable interest entities in 2010 due to the adoption of ASU 2009-17.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2011 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 24, 2011
Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2010	2009	2008

Consolidated statements of operations (CHF million)

Interest and dividend income	6	25,533	25,288	47,939

Interest expense	6	(18,992)	(18,397)	(39,403)

Net interest income	6	6,541	6,891	8,536

Commissions and fees	7	14,078	13,750	14,812

Trading revenues	8	9,338	12,151	(9,880)

Other revenues	9	1,429	502	(4,200)

Net revenues		31,386	33,294	9,268

Provision for credit losses	10	(79)	506	813

Compensation and benefits	11	14,599	15,013	13,254

General and administrative expenses	12	7,231	7,701	7,809

Commission expenses		2,148	1,997	2,294

Total other operating expenses		9,379	9,698	10,103

Total operating expenses		23,978	24,711	23,357

Income/(loss) from continuing operations before taxes		7,487	8,077	(14,902)

Income tax expense/(benefit)	26	1,548	1,835	(4,596)

Income/(loss) from continuing operations		5,939	6,242	(10,306)

Income/(loss) from discontinued operations, net of tax	4	(19)	169	(531)

Net income/(loss)		5,920	6,411	(10,837)

Less net income/(loss) attributable to noncontrolling interests		822	(313)	(2,619)

Net income/(loss) attributable to shareholders		5,098	6,724	(8,218)

of which from continuing operations		5,117	6,555	(7,687)

of which from discontinued operations		(19)	169	(531)

Basic earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	13	3.93	5.14	(7.51)

Basic earnings/(loss) per share from discontinued operations	13	(0.02)	0.14	(0.50)

Basic earnings/(loss) per share	13	3.91	5.28	(8.01)

Diluted earnings per share (CHF)

Diluted earnings/(loss) per share from continuing operations	13	3.91	5.01	(7.51)

Diluted earnings/(loss) per share from discontinued operations	13	(0.02)	0.13	(0.50)

Diluted earnings/(loss) per share	13	3.89	5.14	(8.01)

Consolidated balance sheets
	Reference to notes	end of

		2010	2009

Assets (CHF million)

Cash and due from banks		65,467	51,857

of which reported from consolidated VIEs		1,432	–

Interest-bearing deposits with banks		1,524	1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	220,443	209,499

of which reported at fair value		136,906	128,303

Securities received as collateral, at fair value		42,147	37,516

of which encumbered		21,352	27,816

Trading assets, at fair value	15	324,704	332,238

of which encumbered		87,723	112,994

of which reported from consolidated VIEs		8,717	–

Investment securities	16	8,397	11,232

of which reported at fair value		7,945	10,793

of which reported from consolidated VIEs		72	–

Other investments	17	16,482	23,993

of which reported at fair value		13,448	21,126

of which reported from consolidated VIEs		2,334	–

Net loans	18	218,842	237,180

of which reported at fair value		18,552	36,246

of which encumbered		783	1,105

of which reported from consolidated VIEs		3,745	–

allowance for loan losses		(1,017)	(1,395)

Premises and equipment	19	6,725	6,436

of which reported from consolidated VIEs		72	–

Goodwill	20	8,585	9,267

Other intangible assets	20	312	328

of which reported at fair value		66	30

Brokerage receivables		38,769	41,960

Other assets	22	79,585	68,744

of which reported at fair value		39,470	29,125

of which encumbered		2,388	3,262

of which reported from consolidated VIEs		19,570	–

Assets of discontinued operations held-for-sale	4	23	0

Total assets		1,032,005	1,031,427

Consolidated balance sheets (continued)
	Reference to notes	end of

		2010	2009

Liabilities and equity (CHF million)

Due to banks	23	37,493	36,214

of which reported at fair value		3,444	4,695

Customer deposits	23	287,564	286,694

of which reported at fair value		3,537	2,676

of which reported from consolidated VIEs		54	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	168,394	191,687

of which reported at fair value		123,697	122,136

Obligation to return securities received as collateral, at fair value		42,147	37,516

Trading liabilities, at fair value	15	133,997	133,481

of which reported from consolidated VIEs		188	–

Short-term borrowings		21,683	7,645

of which reported at fair value		3,308	3,383

of which reported from consolidated VIEs		4,333	–

Long-term debt	24	173,752	159,365

of which reported at fair value		83,692	74,513

of which reported from consolidated VIEs		19,739	–

Brokerage payables		61,746	58,965

Other liabilities	22	62,214	71,532

of which reported at fair value		29,185	30,389

of which reported from consolidated VIEs		840	–

Total liabilities		988,990	983,099

Common shares		47	47

Additional paid-in capital		23,026	24,706

Retained earnings		25,316	25,258

Treasury shares, at cost		(552)	(856)

Accumulated other comprehensive income/(loss)	25	(14,555)	(11,638)

Total shareholders' equity		33,282	37,517

Noncontrolling interests		9,733	10,811

Total equity		43,015	48,328

Total liabilities and equity		1,032,005	1,031,427

end of	2010	2009

Additional share information

Par value (CHF)	0.04	0.04

Authorized shares (million)	1,468.3	1,469.4

Issued shares (million)	1,186.1	1,185.4

Treasury shares (million)	(12.2)	(16.2)

Shares outstanding (million)	1,173.9	1,169.2

Consolidated statements of changes in equity
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

2010 (CHF million)

Balance at beginning of period	47	24,706		25,258	(856)	(11,638)	37,517	10,811		48,328	1,169,210,895	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	(20)		–	–	–	(20)	(37)		(57)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–		–	–	–	–	(2,059)		(2,059)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–		–	–	–	–	1		1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	1,907		1,907	–

Net income/(loss)	–	–		5,098	–	–	5,098	822		5,920	–

Cumulative effect of accounting changes, net of tax [4]	–	–		(2,384)	–	135	(2,249)	–		(2,249)	–

Gains/(losses) on cash flow hedges	–	–		–	–	8	8	–		8	–

Foreign currency translation	–	–		–	–	(2,835)	(2,835)	(744)		(3,579)	–

Unrealized gains/(losses) on securities	–	–		–	–	7	7	–		7	–

Actuarial gains/(losses)	–	–		–	–	(245)	(245)	–		(245)	–

Net prior service cost	–	–		–	–	13	13	–		13	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(3,052)	(3,052)	(744)		(3,796)	–

Issuance of common shares	–	9		–	–	–	9	–		9	804,260

Sale of treasury shares	–	19		–	24,730	–	24,749	–		24,749	526,878,697

Repurchase of treasury shares	–	–		–	(26,846)	–	(26,846)	–		(26,846)	(569,477,317)

Share-based compensation, net of tax	–	(1,593)	[5]	–	2,420	–	827	9		836	46,529,530

Financial instruments indexed to own shares [6]	–	(95)		–	–	–	(95)	–		(95)	–

Cash dividends paid	–	–		(2,656)	–	–	(2,656)	(144)		(2,800)	–

Change in scope of consolidation	–	–		–	–	–	–	(911)	[7]	(911)	–

Other	–	–		–	–	–	–	78		78	–

Balance at end of period	47	23,026		25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[8]

1 At par value CHF 0.04 each, fully paid, net of 16,159,287 treasury shares. In addition to the treasury shares, a maximum of 284,076,649 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Represents the impact of the adoption in 1Q10 of new accounting rules governing when an entity is consolidated under US GAAP. 5 Includes a tax benefit of CHF 615 million from the excess fair value of shares delivered over recognized compensation expense. 6 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Represents primarily the impact from the spin-off of a real estate private equity fund in 3Q10. 8 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2009 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(7)	(7)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(379)	(379)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,124	1,124	–

Net income/(loss)	–	–	6,724	–	–	6,724	(313)	6,411	–

Gains/(losses) on cash flow hedges	–	–	–	–	104	104	–	104	–

Foreign currency translation	–	–	–	–	(559)	(559)	(209)	(768)	–

Unrealized gains/(losses) on securities	–	–	–	–	47	47	–	47	–

Actuarial gains/(losses)	–	–	–	–	(348)	(348)	–	(348)	–

Net prior service cost	–	–	–	–	57	57	–	57	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(699)	(699)	(209)	(908)	–

Issuance of common shares	–	17	–	–	–	17	–	17	734,529

Sale of treasury shares	–	223	–	17,434	–	17,657	–	17,657	387,910,385

Repurchase of treasury shares	–	–	–	(19,019)	–	(19,019)	–	(19,019)	(421,658,017)

Share-based compensation, net of tax	–	(551)	–	1,481	–	930	–	930	38,331,965

Financial instruments indexed to own shares	–	(188)	–	–	–	(188)	–	(188)	–

Cash dividends paid	–	–	(246)	–	–	(246)	(129)	(375)	–

Change in scope of consolidation	–	–	–	–	–	–	(4,258)	(4,258)	–

Other	–	40	–	–	–	40	58	98	–

Balance at end of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2008 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	16,640	59,839	1,020,627,855

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(90)	(90)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(1,574)	(1,574)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,721	1,721	–

Net income/(loss)	–	–	(8,218)	–	–	(8,218)	(2,619)	(10,837)	–

Cumulative effect of accounting changes, net of tax			(33)		15	(18)	–	(18)	–

Gains/(losses) on cash flow hedges	–	–	–	–	(71)	(71)	–	(71)	–

Foreign currency translation	–	–	–	–	(3,550)	(3,550)	(1,088)	(4,638)	–

Unrealized gains/(losses) on securities	–	–	–	–	(53)	(53)	–	(53)	–

Actuarial gains/(losses)	–	–	–	–	(1,609)	(1,609)	–	(1,609)	–

Net prior service cost	–	–	–	–	21	21	–	21	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(5,262)	(5,262)	(1,088)	(6,350)	–

Issuance of common shares	3	2,544	–	–	–	2,547	–	2,547	71,873,513

Cancellation of repurchased shares	(2)	(884)	(3,237)	4,123	–	–	–	–	–

Sale of treasury shares	–	(2,188)	(581)	29,333	–	26,564	–	26,564	582,994,041

Repurchase of treasury shares	–	–	–	(25,032)	–	(25,032)	–	(25,032)	(514,956,523)

Share-based compensation, net of tax	–	1,291	–	202	–	1,493	–	1,493	3,353,147

Financial instruments indexed to own shares	–	(150)	–	–	–	(150)	–	(150)	–

Cash dividends paid	–	–	(2,821)	–	–	(2,821)	(125)	(2,946)	–

Change in scope of consolidation	–	–	–	–	–	–	2,059	2,059	–

Other	–	–	–	–	–	–	(5)	(5)	–

Balance at end of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Consolidated statements of comprehensive income
in	2010	2009	2008

Comprehensive income (CHF million)

Net income/(loss)	5,920	6,411	(10,837)

Other comprehensive income/(loss), net of tax [1]	(3,796)	(908)	(6,350)

Comprehensive income/(loss)	2,124	5,503	(17,187)

Comprehensive income/(loss) attributable to noncontrolling interests	78	(522)	(3,707)

Comprehensive income/(loss) attributable to shareholders	2,046	6,025	(13,480)

1 For details on the components of other comprehensive income, refer to Note 25 - Accumulated other comprehensive income.

Consolidated statements of cash flows
in	2010	2009	2008

Operating activities of continuing operations (CHF million)

Net income/(loss)	5,920	6,411	(10,837)

(Income)/loss from discontinued operations, net of tax	19	(169)	531

Income/(loss) from continuing operations	5,939	6,242	(10,306)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,166	1,114	1,174

Provision for credit losses	(79)	506	813

Deferred tax provision/(benefit)	1,224	875	(4,935)

Share of net income/(loss) from equity method investments	(105)	(29)	17

Trading assets and liabilities, net	(12,052)	(11,471)	113,153

(Increase)/decrease in other assets	4,258	27,189	1,203

Increase/(decrease) in other liabilities	4,155	(40,993)	28,217

Other, net	3,722	2,381	535

Total adjustments	2,289	(20,428)	140,177

Net cash provided by/(used in) operating activities of continuing operations	8,228	(14,186)	129,871

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(98)	726	981

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(27,518)	54,403	12,635

Purchase of investment securities	(2,752)	(2,189)	(1,727)

Proceeds from sale of investment securities	988	891	55

Maturities of investment securities	3,748	4,458	2,668

Investments in subsidiaries and other investments	(1,674)	(1,907)	(3,859)

Proceeds from sale of other investments	2,467	1,710	2,674

(Increase)/decrease in loans	3,970	4,166	(6,921)

Proceeds from sale of loans	817	992	596

Capital expenditures for premises and equipment and other intangible assets	(1,689)	(1,387)	(1,473)

Proceeds from sale of premises and equipment and other intangible assets	17	3	41

Other, net	275	205	155

Net cash provided by/(used in) investing activities of continuing operations	(21,449)	62,071	5,825

Consolidated statements of cash flows (continued)
in	2010	2009	2008

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	26,391	(29,090)	(55,288)

Increase/(decrease) in short-term borrowings	10,934	4,098	(11,407)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(7,097)	(46,654)	(41,480)

Issuances of long-term debt	57,910	62,829	107,638

Repayments of long-term debt	(51,390)	(72,472)	(86,567)

Repayments of trust preferred securities	0	0	(2)

Issuances of common shares	9	17	2,547

Sale of treasury shares	24,749	17,657	26,564

Repurchase of treasury shares	(26,846)	(19,019)	(25,032)

Dividends paid/capital repayments	(2,800)	(375)	(2,946)

Excess tax benefits related to share-based compensation	615	180	0

Other, net	553	(2,080)	3,943

Net cash provided by/(used in) financing activities of continuing operations	33,028	(84,909)	(82,030)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(6,155)	(1,154)	(2,072)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(42)	0	(18)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	13,610	(38,178)	51,576

Cash and due from banks at beginning of period	51,857	90,035	38,459

Cash and due from banks at end of period	65,467	51,857	90,035

Supplemental cash flow information
in	2010	2009	2008

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,041	1,232	2,078

Cash paid for interest	19,012	19,459	41,154

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	0	0	383

Fair value of liabilities assumed	0	0	23

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	869	0

Liabilities sold	0	799	0

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

In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the >>>fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax assets, tax uncertainties, pension liabilities, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Principles of consolidation
The consolidated financial statements include the financial statements of the Group and its subsidiaries. The Group’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Group consolidates limited partnerships in cases where it is the general partner or is a limited partner with substantive rights to kick out the general partner or dissolve the partnership and participate in significant decisions made in the ordinary course of business. The Group also consolidates VIEs where the Group is the primary beneficiary in accordance with Accounting Standards Codification (ASC) Topic 810 – Consolidation. The effects of material intercompany transactions and balances have been eliminated.

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

Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange rate on the date of the transaction. As of the dates of the consolidated balance sheets, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statements of operations. Non-monetary assets and liabilities are recorded using the historic exchange rate.

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

Fair value measurement and option
The Group adopted the guidance on fair value measurements and fair value option on January 1, 2007. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g. a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.

Cash and due from banks
Cash and due from banks consists of currency on hand, demand deposits with banks or other financial institutions and cash equivalents. Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (>>>reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (>>>repurchase agreements) normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

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

Derivatives
Freestanding derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered >>>derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host contract, either the embedded feature is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statements of operations. If separated for measurement purposes, the derivative is recorded in the same line item in the consolidated balance sheets as the host contract.

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

Fair values recorded for derivative instruments do not indicate future gains or losses, but rather the unrealized gains and losses from valuing all derivatives at a particular point in time. The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for >>>over-the-counter (OTC) derivatives are determined on the basis of proprietary models using various input parameters. Derivative contracts are recorded on a net basis per counterparty, where an enforceable master netting agreement exists. Where no such agreement exists, fair values are recorded on a gross basis.

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
Recognition of an impairment on debt securities is recorded in the consolidated statements of operations if a decline in fair value below amortized cost is considered other-than-temporary, that is, amounts due according to the contractual terms of the security are not considered collectible, typically due to deterioration in the creditworthiness of the issuer. No impairment is recorded in connection with declines resulting from changes in interest rates to the extent the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Recognition of an impairment on equity securities is recorded in the consolidated statements of operations if a decline in fair value below the cost basis of an investment is considered other-than-temporary. The Group generally considers unrealized losses on equity securities to be other-than-temporary if the fair value has been below cost for more than six months or by more than 20%.

Recognition of an impairment for debt or equity securities establishes a new cost basis, which is not adjusted for subsequent recoveries.
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

Equity method investments are investments where the Group has the ability to significantly influence the operating and financial policies of an investee. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for according to the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s share of the profit or loss, as well as any impairment on the investee, if applicable, are reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected the fair value basis of accounting on some of its equity method investments.

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

In connection with the life finance business, the Group invests in single premium immediate annuities (SPIA), which are carried at fair value with the related fair value changes reported in trading revenues. The life finance business also invests in life settlement contracts.

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

Loans are divided in two portfolio segments “consumer loans” and “corporate and institutional loans”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions. For further information, refer to Note 18 – Loans, allowance for loan losses and credit quality.

In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statements of operations in provision for credit losses and in interest income (for provisions on past due interest).

Many factors can affect the Group’s estimate of the allowance for loan losses, including volatility of default probabilities, rating migrations and estimated loss severity. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer loans portfolio involves applying historical loss experience, adjusted to reflect current market conditions, to homogenous loans based on risk rating and product type. To estimate this component of the allowance for the corporate and institutional loans portfolio, the Group segregates loans by risk, industry or country rating. Excluded from this estimate process are consumer and corporate and institutional loans that have been specifically identified as impaired or are held at fair value. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience and recorded in other liabilities. Changes in the estimate of losses for lending-related commitments are recorded in the consolidated statements of operations in provision for credit losses.

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral dependent impaired loans, an impairment is measured using the present value of estimated future cash flows. For collateral dependent impaired loans, an impairment is measured using the fair value of the collateral.

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. Substantially all of our subprime residential mortgage loans are held for securitization. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, a provision is recorded in the amount of the accrual for any accrued but unpaid interest at the date the loan is classified as non-performing, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established, as necessary.

A loan can be further downgraded to non-interest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on a quarterly or more frequent basis thereafter depending on various risk factors, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required. Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

Loans that are not already classified as non-performing or non-interest-earning but were modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered impaired and an associated allowance for loan losses established prior to the restructuring. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest.

Potential problem loans are impaired loans not already classified as non-performing, non-interest earning or restructured loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans are evaluated for impairment on an individual basis and an allowance for loan losses is established as necessary. Potential problem loans continue to accrue interest.

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

Recognition of an impairment on tangible fixed assets and other intangible assets
The Group evaluates premises and equipment and other intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment is recorded in general and administrative expenses to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

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

The Group follows the guidance in ASC Topic 740 – Income Taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Group determines whether it is more likely than not that an income tax position will be sustained upon examination based on the technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

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

Brokerage receivables and brokerage payables
The Group recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks, and broker-dealers. The Group is exposed to risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments purchased or sold, in which case the Group would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as counterparty to a transaction, credit risk is generally considered to be limited. The Group establishes credit limits for each customer and requires them to maintain margin collateral in compliance with applicable regulatory and internal guidelines. In order to conduct trades with an exchange or a third-party bank, the Group is required to maintain a margin. This is usually in the form of cash and deposited in a separate margin account with the exchange or broker. If available information indicates that it is probable that a brokerage receivable is impaired, an allowance is established. Write-offs of brokerage receivables occur if the outstanding amounts are considered uncollectible.

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

Compensation expense for share-based awards with only a service condition that affects vesting and that are subject to graded vesting is recognized on a straight-line basis over the service period for the entire award. Further, recognition of compensation expense is accelerated to the date an employee becomes eligible for retirement. For awards granted to employees eligible for retirement prior to January 1, 2005, the Group’s policy is to record compensation expense over the requisite service period.

Certain share-based awards also contain a performance condition, where the number of shares the employee is to receive is dependant on the performance (e.g., net income or return on equity (ROE)) of the Group or a division of the Group. If the employee is also required to provide the service stipulated in the award terms, the amount of compensation expense attributed to the incremental additional units expected to be received at vesting due to this performance condition is estimated on the grant date and subsequent changes in this estimate are recorded in the consolidated statements of operations over the remaining service period.

When awards contain market conditions, where the number of shares the employee receives varies based on changes in the Group share price, the incremental amount of extra shares the employee is expected to receive due to the market condition is estimated on the grant date and the total compensation expense is not adjusted thereafter for changes in the Group share price.

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

Own shares, own bonds and financial instruments on own shares
The Group may buy and sell own shares, own bonds and financial instruments on own shares within its normal trading and market-making activities. In addition, the Group may hold its own shares to satisfy commitments arising from employee share-based compensation awards. Own shares are recorded at cost and reported as treasury shares, resulting in a reduction to total shareholders’ equity. Financial instruments on own shares are recorded as assets or liabilities or as equity when the criteria for equity classification are met. Dividends received by subsidiaries on own shares and unrealized and realized gains and losses on own shares classified in total shareholders’ equity are excluded from the consolidated statements of operations.

Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market (LOCOM) are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in interest and dividend income. For further information on interest on loans, refer to Loans.

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
In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered and if there is a right of return or warranties on delivered items and services, and the probability of delivery of remaining undelivered items or services. This evaluation is made on a transaction by transaction basis.

If the criteria noted are met, then the transaction is considered a multiple-deliverable arrangement where revenue recognition is determined separately for each deliverable. The consideration received on the total arrangement is allocated to the multiple deliverables based on the selling price of each deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence or third-party evidence is available.

Taxes collected from customers and remitted to governmental authorities are accounted for on a net basis.
2 Recently issued accounting standards
FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification or ASC) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and superseded all existing non-SEC accounting and reporting standards. Under the Codification, the FASB does not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB instead issues Accounting Standards Updates (ASU), which serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. United States (US) Securities and Exchange Commission (SEC) rules and interpretive releases remain in force for SEC registrants.

The Codification was not intended to change US GAAP, but it changed the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements include references only to the Codification topics.

Recently adopted accounting standards
ASC Topic 310 – Receivables
In January 2011, the FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (ASU 2011-01), an update to Topic 310 – Receivables.

The amendment in ASU 2011-01 temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20. ASU 2011-01 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to Topic 310 – Receivables.
The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures will help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses.

The disclosures as of the end of a reporting period are effective for the first interim or annual reporting period ending after December 15, 2010. The disclosures about activity that occured during a reporting period will be effective for the first interim or annual reporting period beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such does not impact the Group’s financial position, results of operations or cash flows.

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset” (ASU 2010-18), an update to Topic 310 – Receivables.
As a result of this update, modifications of loans that are accounted for within a pool do not result in the removal of these loans from the pool even if the modifications of those loans would otherwise be considered a troubled debt restructuring. An entity is required to continue to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.

ASU 2010-18 was effective for the first interim or annual reporting period that began after July 15, 2010, with early adoption permitted. The adoption of ASU 2010-18 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 810 – Consolidation
In February 2010, the FASB issued ASU 2010-10, “Amendments for Certain Investment Funds” (ASU 2010-10), an update to Topic 810 – Consolidation. The amendments to the consolidation requirements of Topic 810 resulting from the issuance of Statement of Financial Accounting Standards (SFAS) No.167, “Amendments to FASB Interpretation No. 46(R)” (SFAS 167) are deferred for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply investment company accounting. The deferral does not apply in situations in which a reporting entity has the explicit or implicit obligation to fund losses of an entity that could potentially be significant to the entity. The deferral also does not apply to interests in securitization entities, asset-backed financing entities, or entities formerly considered qualified special purpose entities (QSPEs). An entity that qualifies for deferral will continue to be assessed under the overall guidance on the consolidation of VIEs in Subtopic 810-10 (before the SFAS 167 amendments) or other applicable consolidation guidance, such as the guidance for consolidation of partnerships in Subtopic 810-20. The amendments in ASU 2010-10 do not defer the disclosure requirements in the SFAS 167 amendments to Topic 810.

ASU 2010-10 was effective for annual reporting periods that began after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. The impact of adopting ASU 2010-10 on January 1, 2010 is included in the impacts below regarding the adoption of ASU 2009-17.

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

In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17). ASU 2009-17 was issued to update the Codification for the June 2009 issuance of SFAS 167. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.

ASU 2009-17 was effective for annual reporting periods that began after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter.
The adoption of ASU 2009-17 on January 1, 2010 resulted in an increase of CHF 15.0 billion to our consolidated balance sheet and a reduction in total shareholders’ equity of CHF 2.2 billion, net of tax. The consolidation of these entities did not have an impact on tier 1 capital or risk-weighted assets. For further information, refer to Note 32 – Transfers of financial assets and variable interest entities.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities became intercompany transactions and are eliminated.
ASC Topic 815 – Derivatives and Hedging
In March 2010, the FASB issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives” (ASU 2010-11), an update to Topic 815 – Derivatives and Hedging. ASU 2010-11 provides clarification on the scope exception in Topic 815 to clarify the type of embedded credit derivatives that are exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption and it relates only to the subordination of one financial instrument to another.

ASU 2010-11 was effective for the first interim or annual reporting period that began after June 15, 2010 with early adoption permitted. The adoption of ASU 2010-11 on July 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing >>>fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications were effective for interim and annual periods that began after December 15, 2009, except for the disclosures on purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. For further information, refer to Note 33 – Financial instruments.

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
ASC Topic 860 – Transfers and Servicing
In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfer of Financial Assets” (ASU 2009-16). ASU 2009-16 was issued to update the Codification for the June 2009 issuance of SFAS No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140”, which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 was effective for annual periods that began after November 15, 2009 (January 1, 2010 for the Group) and for interim or annual reporting periods thereafter. This standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions are recognized as sales or secured financings for accounting purposes but does not change the economics of the underlying transactions. The adoption of ASU 2009-16 on January 1, 2010 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

3 Business developments
The Group’s significant divestitures and acquisitions for the years ended December 31, 2010, 2009 and 2008, respectively, as well as the Group’s significant shareholders are discussed below.
Divestitures
In 2009, the Group completed the sale of part of its traditional investment strategies business in Asset Management to Aberdeen Asset Management (Aberdeen) announced on December 31, 2008. For further information refer to Note 4 – Discontinued operations.

Acquisitions
In 2010, the Group acquired a significant noncontrolling interest of York Capital Management (York), a global hedge fund manager, based in New York. Under the terms of the transaction, the Group paid an initial USD 425 million (CHF 419 million) for its interest in York. The transaction also provides for earn-out payments based on five-year financial performance by York as well as non-compete arrangements for the chief executive officer (CEO), chief investment officer and other senior York principals.

As of November 17, 2010, Credit Suisse Group AG owned 99.95% of the share capital of Neue Aargauer Bank AG. Credit Suisse Group AG has applied for the cancellation of the remaining shares pursuant to Art. 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading.

In 2008, the Group acquired over 80% of Asset Management Finance LLC (AMF) for USD 384 million (CHF 423 million) in newly issued Group shares. AMF provides capital to asset managers in exchange for a passive non-voting, limited-term interest in a manager’s future revenues.

Significant shareholders
In a disclosure notification that the Group received on February 1, 2010, Crescent Holding GmbH, a company controlled by the Olayan Group, confirmed that it continues to hold 78.4 million shares, or 6.60%, of the registered Group shares as of January 30, 2010.

In a disclosure notification that the Group received on August 27, 2010, the Group was notified that as of April 28, 2010, Qatar Holding Netherlands B.V. held 73.2 million shares, or 6.17%, of the registered Group shares.

4 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen. The transaction was completed in stages with the final closing on July 1, 2009. The gain on disposal in 2009 represented gains from the deconsolidation of subsidiaries and primarily included valuation gains of CHF 228 million on the Aberdeen shares received and the effect of a decrease in net assets transferred to Aberdeen. The loss on disposal in 2008 included a charge on allocated goodwill of CHF 577 million. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, representing a total interest of 23.9%, with subsequent ownership changes reflected in continuing operations. Prior to this transaction, Aberdeen was an unrelated party to the Group. In the first and third quarters of 2010, Aberdeen issued shares resulting in a reduction of our ownership percentage to 21.0% as of December 31, 2010. As part of the sale of the traditional investments business, we purchased certain assets in the amount of CHF 114 million in the first quarter of 2010 in accordance with contractual obligations and recognized unrealized losses of CHF 19 million included in discontinued operations.

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

Income/(loss) from discontinued operations
in	2010	2009		2008

Income/(loss) from discontinued operations (CHF million)

Net revenues	(19)	56		346

Total expenses	0	(167)		(393)

Income/(loss) from discontinued operations before taxes	(19)	(111)		(47)

Gain/(loss) on disposal	0	261	[1]	(463)

Income tax expense/(benefit)	0	(19)		21

Income/(loss) from discontinued operations, net of tax	(19)	169		(531)

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

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of >>>high-net-worth and >>>ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investments.

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

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) from continuing operations before taxes
in	2010	2009	2008

Net revenues (CHF million)

Private Banking	11,631	11,662	12,907

Investment Banking	16,214	20,537	(1,971)

Asset Management	2,332	1,842	632

Corporate Center	448	(424)	294

Noncontrolling interests without significant economic interest	761	(323)	(2,594)

Net revenues	31,386	33,294	9,268

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	3,426	3,651	3,850

Investment Banking	3,531	6,845	(13,792)

Asset Management	503	35	(1,185)

Corporate Center	(660)	(1,948)	(1,036)

Noncontrolling interests without significant economic interest	687	(506)	(2,739)

Income/(loss) from continuing operations before taxes	7,487	8,077	(14,902)

Total assets
end of	2010	2009

Total assets (CHF million)

Private Banking	337,496	345,488

Investment Banking	803,613	819,081

Asset Management	27,986	19,289

Corporate Center [1]	(143,945)	(161,826)

Noncontrolling interests without significant economic interest	6,855	9,395

Total assets	1,032,005	1,031,427

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2010	2009	2008

Net revenues (CHF million)

Switzerland	9,185	10,383	12,869

EMEA	7,411	6,641	(3,774)

Americas	12,844	13,876	(751)

Asia Pacific	1,946	2,394	924

Net revenues	31,386	33,294	9,268

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	1,734	2,383	5,387

EMEA	1,519	649	(10,137)

Americas	5,036	5,234	(8,307)

Asia Pacific	(802)	(189)	(1,845)

Income/(loss) from continuing operations before taxes	7,487	8,077	(14,902)

The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2010	2009

Total assets (CHF million)

Switzerland	185,102	178,026

EMEA	271,001	271,640

Americas	476,808	495,950

Asia Pacific	99,094	85,811

Total assets	1,032,005	1,031,427

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2010	2009	2008

Net interest income (CHF million)

Loans	5,268	6,275	8,989

Investment securities	95	243	639

Trading assets	14,056	13,333	18,213

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,666	3,079	13,533

Other	3,448	2,358	6,565

Interest and dividend income	25,533	25,288	47,939

Deposits	(1,601)	(2,970)	(10,365)

Short-term borrowings	(63)	(248)	(498)

Trading liabilities	(9,011)	(7,362)	(8,516)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,637)	(2,261)	(12,521)

Long-term debt	(6,333)	(5,031)	(4,920)

Other	(347)	(525)	(2,583)

Interest expense	(18,992)	(18,397)	(39,403)

Net interest income	6,541	6,891	8,536

7 Commissions and fees
in	2010	2009	2008

Commissions and fees (CHF million)

Lending business	1,455	1,048	815

Investment and portfolio management	4,316	4,289	5,263

Other securities business	75	136	215

Fiduciary business	4,391	4,425	5,478

Underwriting	2,125	2,375	1,049

Brokerage	3,953	4,102	4,925

Underwriting and brokerage	6,078	6,477	5,974

Other services	2,154	1,800	2,545

Commissions and fees	14,078	13,750	14,812

8 Trading revenues
in	2010	2009

Trading revenues (CHF million)

Interest rate products	5,866	9,850

Foreign exchange products	2,258	314

Equity/index-related products	2,211	4,427

Credit products	(1,644)	(3,971)

Commodity, emission and energy products	323	560

Other products	324	971

Total	9,338	12,151

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types. This disclosure was adopted prospectively as of January 1, 2009.

Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and >>>OTC derivatives;
– >>>Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and >>>commercial paper (CP);
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the >>>fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/>>>repurchase agreements;
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

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is >>>value-at-risk. The Group holds securities as collateral and enters into >>>credit default swaps (CDS) to mitigate the credit risk on these products.

9 Other revenues
in	2010	2009	2008

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	737	(523)	(2,750)

Loans held-for-sale	(84)	(287)	(269)

Long-lived assets held-for-sale	(176)	24	56

Equity method investments	209	120	(82)

Other investments	170	549	(1,540)

Other	573	619	385

Other revenues	1,429	502	(4,200)

10 Provision for credit losses
in	2010	2009	2008

Provision for credit losses (CHF million)

Provision for loan losses	(93)	315	585

Provision for lending-related and other exposures	14	191	228

Provision for credit losses	(79)	506	813

11 Compensation and benefits
in	2010	2009	2008

Compensation and benefits (CHF million)

Salaries and deferred and variable compensation	12,481	13,412	11,683

Social security	928	1,015	771

Other [1]	1,190	586	800

Compensation and benefits	14,599	15,013	13,254

1 Includes pension and other post-retirement expense of CHF 483 million and the UK levy on variable compensation of CHF 404 million in 2010, pension and other post-retirement expense of CHF 347 million and CHF 478 million in 2009 and 2008, respectively.

12 General and administrative expenses
in	2010	2009	2008

General and administrative expenses (CHF million)

Occupancy expenses	1,191	1,190	1,156

IT, machinery, etc.	1,348	1,230	1,215

Provisions and losses	533	1,457	955

Travel and entertainment	473	448	583

Professional services	2,176	1,835	2,140

Goodwill impairment	0	0	82

Amortization and impairment of other intangible assets	35	49	121

Other	1,475	1,492	1,557

General and administrative expenses	7,231	7,701	7,809

13 Earnings per share
in	2010	2009	2008

Net income/(loss) attributable to shareholders (CHF million)

Income/(loss) from continuing operations	5,117	6,555	(7,687)

Income/(loss) from discontinued operations, net of tax	(19)	169	(531)

Net income/(loss) attributable to shareholders	5,098	6,724	(8,218)

Preferred securities dividends	(162)	(131)	(60)

Net income/(loss) attributable to shareholders for basic earnings per share	4,936	6,593	(8,278)

Available for common shares	4,670	6,204	(8,459)

Available for unvested share-based payment awards [1]	266	389	181

Net income/(loss) attributable to shareholders for diluted earnings per share	4,936	6,593	(8,278)

Available for common shares	4,671	6,214	(8,459)

Available for unvested share-based payment awards [1]	265	379	181

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,194.8	1,174.2	1,056.6

Dilutive share options and warrants	5.9	6.3	0.0

Dilutive share awards	0.4	29.5	0.0

Weighted-average shares outstanding for diluted earnings per share available for common shares [2]	1,201.1	1,210.0	1,056.6	[3]

Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	67.4	73.9	75.7

Basic earnings per share available for common shares (CHF)

Basic earnings/(loss) per share from continuing operations	3.93	5.14	(7.51)

Basic earnings/(loss) per share from discontinued operations	(0.02)	0.14	(0.50)

Basic earnings/(loss) per share available for common shares	3.91	5.28	(8.01)

Diluted earnings per share available for common shares (CHF)

Diluted earnings/(loss) per share from continuing operations	3.91	5.01	(7.51)

Diluted earnings/(loss) per share from discontinued operations	(0.02)	0.13	(0.50)

Diluted earnings/(loss) per share available for common shares	3.89	5.14	(8.01)

1 Losses are not allocated to unvested share-based payment awards under US GAAP. 2 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 50.2 million, 57.3 million and 66.8 million for 2010, 2009 and 2008, respectively. 3 Due to the net loss in 2008, 6.9 million weighted-average share options and warrants outstanding and 22.1 million weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2010	2009

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	148,962	120,951

Deposits paid for securities borrowed	71,481	88,548

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	220,443	209,499

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	147,878	163,615

Deposits received for securities lent	20,516	28,072

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	191,687

>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2010 and 2009.

15 Trading assets and liabilities
end of	2010	2009

Trading assets (CHF million)

Debt securities	154,555	159,415

Equity securities [1]	102,941	100,531

Derivative instruments [2]	47,744	55,131

Other	19,464	17,161

Trading assets	324,704	332,238

Trading liabilities (CHF million)

Short positions	76,094	76,946

Derivative instruments [2]	57,903	56,535

Trading liabilities	133,997	133,481

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	2010	2009

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	28,500	32,231

Receivables not netted [1]	14,987	16,025

Total	43,487	48,256

Cash collateral payables (CHF million)

Payables netted against derivative positions	29,238	28,808

Payables not netted [1]	14,428	18,905

Total	43,666	47,713

1 Recorded as cash collateral on derivative instruments, refer to Note 22 - Other assets and other liabilities.

16 Investment securities
end of	2010	2009

Investment securities (CHF million)

Debt securities held-to-maturity	452	439

Securities available-for-sale	7,945	10,793

Total investment securities	8,397	11,232

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2010 (CHF million)

Debt securities issued by foreign governments	452	0	0	452

Debt securities held-to-maturity	452	0	0	452

Debt securities issued by the Swiss federal, cantonal or local governmental entities	267	15	0	282

Debt securities issued by foreign governments	5,975	233	2	6,206

Corporate debt securities	969	19	4	984

Collateralized debt obligations	371	13	1	383

Debt securities available-for-sale	7,582	280	7	7,855

Banks, trust and insurance companies	69	10	0	79

Industry and all other	10	1	0	11

Equity securities available-for-sale	79	11	0	90

Securities available-for-sale	7,661	291	7	7,945

2009 (CHF million)

Debt securities issued by foreign governments	410	0	0	410

Other debt securities	29	0	0	29

Debt securities held-to-maturity	439	0	0	439

Debt securities issued by the Swiss federal, cantonal or local governmental entities	291	14	0	305

Debt securities issued by foreign governments	8,718	277	2	8,993

Corporate debt securities	975	21	7	989

Collateralized debt obligations	321	19	0	340

Other debt securities	59	0	0	59

Debt securities available-for-sale	10,364	331	9	10,686

Banks, trust and insurance companies	84	9	0	93

Industry and all other	13	1	0	14

Equity securities available-for-sale	97	10	0	107

Securities available-for-sale	10,461	341	9	10,793

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2010 (CHF million)

Debt securities issued by foreign governments	88	2	0	0	88	2

Corporate debt securities	88	1	37	3	125	4

Collateralized debt obligations	64	1	0	0	64	1

Debt securities available-for-sale	240	4	37	3	277	7

2009 (CHF million)

Debt securities issued by foreign governments	203	1	29	1	232	2

Corporate debt securities	0	0	138	7	138	7

Debt securities available-for-sale	203	1	167	8	370	9

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment was recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2010	2009	2008	2010	2009	2008

Additional information (CHF million)

Proceeds from sales	985	723	2	3	168	53

Realized gains	5	17	3	0	22	0

Realized losses	(11)	(14)	0	0	(1)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2010 (CHF million)

Due within 1 year	452	452	0	1,299	1,305	2.12

Due from 1 to 5 years	0	0	–	5,580	5,825	3.68

Due from 5 to 10 years	0	0	–	555	573	2.66

Due after 10 years	0	0	–	148	152	3.99

Total debt securities	452	452	0	7,582	7,855	3.34

17 Other investments
end of	2010	2009

Other investments (CHF million)

Equity method investments	3,954	3,679

Non-marketable equity securities [1]	10,157	17,795

Real estate held for investment	476	420

Life finance instruments [2]	1,895	2,099

Total other investments	16,482	23,993

1 Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee. 2 Includes life settlement contracts at investment method and SPIA contracts.

Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Broker and Dealers. Non-marketable equity securities include investments in entities that regularly calculate net asset value (NAV) per share or its equivalent. For further information on such investments, refer to Note 33 – Financial instruments.

Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2010 and 2009, no impairment was recorded. An impairment of CHF 22 million was recorded in 2008.

The accumulated depreciation related to real estate held for investment amounted to CHF 321 million, CHF 375 million and CHF 368 million for 2010, 2009 and 2008, respectively.
18 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments “consumer loans” and “corporate and institutional loans”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate and institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking and Investment Banking, that are engaged in credit activities. The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the >>>probability of default (PD) of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.

Loans
end of	2010	2009

Loans (CHF million)

Mortgages	84,625	82,642

Loans collateralized by securities	24,552	21,778

Consumer finance	5,708	5,302

Consumer loans	114,885	109,722

Real estate	23,362	25,058

Commercial and industrial loans	54,673	59,616

Financial institutions	24,764	39,006

Governments and public institutions	2,207	5,198

Corporate and institutional loans	105,006	128,878

Gross loans	219,891	238,600

of which held at amortized cost	201,339	202,354

of which held at fair value	18,552	36,246

Net (unearned income)/deferred expenses	(32)	(25)

Allowance for loan losses	(1,017)	(1,395)

Net loans	218,842	237,180

Gross loans by location (CHF million)

Switzerland	138,989	136,689

Foreign	80,902	101,911

Gross loans	219,891	238,600

Impaired loan portfolio (CHF million)

Non-performing loans	961	1,297

Non-interest-earning loans	340	336

Total non-performing and non-interest-earning loans	1,301	1,633

Restructured loans	52	6

Potential problem loans	510	658

Total other impaired loans	562	664

Gross impaired loans	1,863	2,297

Allowance for loan losses
in	2010	2009	2008

Allowance for loan losses (CHF million)

Balance at beginning of period	1,395	1,639	1,234

Net movements recognized in statements of operations	(93)	315	585

Gross write-offs	(294)	(674)	(230)

Recoveries	63	63	89

Net write-offs	(231)	(611)	(141)

Provisions for interest	2	43	19

Foreign currency translation impact and other adjustments, net	(56)	9	(58)

Balance at end of period	1,017	1,395	1,639

of which individually evaluated for impairment	749	984	1,167

of which collectively evaluated for impairment	268	411	472

Allowance for loan losses and gross loans held at amortized cost by loan portfolio
end of 2010	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at end of period	279	738	1,017

of which individually evaluated for impairment	210	539	749

of which collectively evaluated for impairment	69	199	268

Gross loans held at amortized cost (CHF million)

Balance at end of period	114,879	86,460	201,339

of which individually evaluated for impairment	634	1,017	1,651

of which collectively evaluated for impairment	114,245	85,443	199,688

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, geographic, industry and other economic factors. Internal risk ratings are used as credit quality indicators for the purpose of credit quality disclosures.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Internally developed models are built from statistical data and then subject to a thorough business review before implementation. Relevant quantitative data and qualitative factors relating to the counterparty result in the assignment of a credit rating which measures the counterparty’s risk of default.

Internal ratings are reviewed annually and calibrated to external rating agencies using the historical PD associated with external ratings. Internal rating levels for PD are generally in line with the rating levels of Standard & Poor’s. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or until expiration of any interest concession made.

>>>Reverse repurchase agreements are fully collateralized and in the event of counterparty default the repurchase agreement provides the Group the right to liquidate the collateral held. The Group risk manages these instruments on the basis of the value of the underlying collateral as opposed to loans which are risk managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. The Group has elected the fair value option for the majority of its reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the following tables.

The following tables present the Group’s recorded investment in loans held at amortized cost by internal counterparty credit ratings that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

2010 (CHF million)

Mortgages	147	1,267	10,206	48,270	23,499	949	29	3	0	255	84,625

Loans collateralized by securities	1	69	355	22,547	1,495	28	0	0	0	57	24,552

Consumer finance	1	3	114	2,340	2,065	522	51	28	266	312	5,702

Consumer loans	149	1,339	10,675	73,157	27,059	1,499	80	31	266	624	114,879

Real estate	25	278	1,955	9,758	10,496	499	0	0	0	77	23,088

Commercial and industrial loans	351	714	1,926	21,008	16,190	3,085	102	239	162	765	44,542

Financial institutions	2,183	2,742	1,635	7,143	2,047	1,305	0	0	20	106	17,181

Governments and public institutions	119	157	235	464	91	60	517	0	0	6	1,649

Corporate and institutional loans	2,678	3,891	5,751	38,373	28,824	4,949	619	239	182	954	86,460

Gross loans held at amortized cost	2,827	5,230	16,426	111,530	55,883	6,448	699	270	448	1,578	201,339

Value of collateral [1]	2,490	3,792	14,125	103,362	47,813	3,991	76	0	8	740	176,397

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

2010 (CHF million)

Mortgages	84,305	81	16	18	205	320	84,625

Loans collateralized by securities	24,421	100	10	2	19	131	24,552

Consumer finance	5,032	393	83	28	166	670	5,702

Consumer loans	113,758	574	109	48	390	1,121	114,879

Real estate	23,004	39	0	1	44	84	23,088

Commercial and industrial loans	43,267	736	96	43	400	1,275	44,542

Financial institutions	17,028	125	4	0	24	153	17,181

Governments and public institutions	1,645	3	1	0	0	4	1,649

Corporate and institutional loans	84,944	903	101	44	468	1,516	86,460

Gross loans held at amortized cost	198,702	1,477	210	92	858	2,637	201,339

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

2010 (CHF million)

Mortgages	208	22	230	0	74	74	304

Loans collateralized by securities	40	19	59	0	1	1	60

Consumer finance	282	30	312	0	4	4	316

Consumer loans	530	71	601	0	79	79	680

Real estate	55	13	68	0	15	15	83

Commercial and industrial loans	353	207	560	52	339	391	951

Financial institutions	23	43	66	0	77	77	143

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	431	269	700	52	431	483	1,183

Gross impaired loans	961	340	1,301	52	510	562	1,863

Impaired loans
Categories of impaired loans
A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. Substantially all of our subprime residential mortgage loans are held for securitization. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, a provision is recorded in the amount of the accrual for any accrued but unpaid interest at the date the loan is classified as non-performing, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. On a regular basis thereafter, the outstanding principal balance is evaluated for collectibility and a provision is established, as necessary.

A loan can be further downgraded to non-interest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on a quarterly or more frequent basis thereafter depending on various risk factors, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required.

Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. Recoveries of loans previously written off are recorded based on the cash or estimated >>>fair value of other amounts received.

Loans that are not already classified as non-performing or non-interest-earning but were modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered impaired and an associated allowance for loan losses established prior to the restructuring. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest.

Potential problem loans are impaired loans not already classified as non-performing, non-interest earning or restructured loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans are evaluated for impairment on an individual basis and an allowance for loan losses is established as necessary. Potential problem loans continue to accrue interest.

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

Gross impaired loan details
2010	Recorded investment	Unpaid principal balance	Associated specific allowance	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan details (CHF million)

Mortgages	270	256	50	275	2	2

Loans collateralized by securities	60	52	50	60	1	0

Consumer finance	304	290	110	319	8	4

Consumer loans	634	598	210	654	11	6

Real estate	80	67	34	77	1	1

Commercial and industrial loans	794	733	407	771	6	5

Financial institutions	137	135	92	153	0	0

Governments and public institutions	6	4	6	6	0	0

Corporate and institutional loans	1,017	939	539	1,007	7	6

Gross impaired loans with a specific allowance	1,651	1,537	749	1,661	18	12

Mortgages	34	34	–	98	0	0

Loans collateralized by securities	0	0	–	3	0	0

Consumer finance	12	12	–	14	0	0

Consumer loans	46	46	–	115	0	0

Real estate	3	3	–	14	0	0

Commercial and industrial loans	157	156	–	255	0	0

Financial institutions	6	6	–	6	0	0

Corporate and institutional loans	166	165	–	275	0	0

Gross impaired loans without specific allowance	212	211	–	390	0	0

Gross impaired loans	1,863	1,748	749	2,051	18	12

of which consumer loans	680	644	210	769	11	6

of which corporate and institutional loans	1,183	1,104	539	1,282	7	6

Allowance for specifically identified credit losses on impaired loans
The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral dependent impaired loans, an impairment is measured using the present value of estimated future cash flows. For collateral dependent impaired loans, an impairment is measured using the fair value of the collateral.

Loan commitments relating to troubled debt restructurings
As of December 31, 2010 and 2009, the Group did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
19 Premises and equipment
end of	2010	2009

Premises and equipment (CHF million)

Buildings and improvements	3,944	3,766

Land	882	867

Leasehold improvements	1,958	1,920

Software	3,801	3,233

Equipment	3,092	3,216

Premises and equipment	13,677	13,002

Accumulated depreciation	(6,952)	(6,566)

Total premises and equipment, net	6,725	6,436

Depreciation and impairment
in	2010	2009	2008

CHF million

Depreciation	1,115	1,019	871

Impairment	16	45	100	[1]

1 Includes CHF 92 million impairment on software primarily in connection with the accelerated implementation of the Group's strategic plan.

20 Goodwill and other intangible assets
Goodwill
end of 2010	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse Group

Gross amount of goodwill (CHF million)

Balance at beginning of period	789	6,925	1,635	9,349

Foreign currency translation impact	(40)	(496)	(145)	(681)

Other	0	0	(1)	(1)

Balance at end of period	749	6,429	1,489	8,667

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	0	82

Balance at end of period	0	82	0	82

Net book value (CHF million)

Net book value	749	6,347	1,489	8,585

Goodwill (continued)
end of 2009	Private Banking	Investment Banking	Asset Manage- ment		Credit Suisse Group

Gross amount of goodwill (CHF million)

Balance at beginning of period	765	7,054	1,593		9,412

Foreign currency translation impact	24	(129)	(10)		(115)

Other	0	0	52	[1]	52

Balance at end of period	789	6,925	1,635		9,349

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	0		82

Balance at end of period	0	82	0		82

Net book value (CHF million)

Net book value	789	6,843	1,635		9,267

1 Final purchase price adjustment in connection with the acquisition of AMF in 2008.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event. As of December 31, 2010 and 2009, the Group’s market capitalization was above book value.
In estimating the >>>fair value of its reporting units the Group applied a market approach where consideration is given to price to projected earning multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries.

In determining the estimated fair value, the Group relied upon its three-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.

The Group determined that the fair value of its reporting units substantially exceeded their carrying values, and concluded that no impairment of its remaining goodwill was necessary as of December 31, 2010 and 2009.

As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. During 2010 and 2009, there were no acquisitions that generated goodwill upon consolidation.

Goodwill was also negatively impacted by foreign exchange fluctuations in goodwill denominated in US dollars in both 2010 and 2009.
Other intangible assets
	2010			2009

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	26	(21)	5	28	(22)	6

Client relationships	533	(324)	209	569	(314)	255

Other	98	(98)	0	108	(108)	0

Total amortizing other intangible assets	657	(443)	214	705	(444)	261

Non-amortizing other intangible assets	98	–	98	67	–	67

of which mortgage servicing rights, at fair value	66	–	66	30	–	30

Total other intangible assets	755	(443)	312	772	(444)	328

Additional information
in	2010	2009	2008

Aggregate amortization and impairment (CHF million)

Aggregate amortization	34	42	61

Impairment	1	7	60	[1]

1 The carrying amount of certain client relationships in Asset Management and Private Banking exceeded the expected future cash flows.

Estimated amortization
Estimated amortization (CHF million)

2011	31

2012	29

2013	27

2014	26

2015	26

21 Life settlement contracts
2010	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method [1]

Number of contracts	929	500	1,002	1,789	1,850	2,804	8,874

Carrying value (CHF million)	30	27	42	80	134	545	858

Face value (CHF million)	31	51	67	137	316	2,877	3,479

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	70	70

2009

Fair value method [1]

Number of contracts	493	909	451	933	1,720	4,312	8,818

Carrying value (CHF million)	49	33	25	37	106	581	831

Face value (CHF million)	23	41	39	55	263	3,813	4,234

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	75	75

1 Time bands reflect life expectancy.

Realized and unrealized gains and losses on life settlement contracts accounted for under the fair value method
in	2010	2009	2008

CHF million

Realized gains/(losses)	44	(39)	47

Unrealized gains/(losses)	(105)	(8)	(130)

No life insurance premiums are anticipated to be paid for those contracts accounted for under the investment method as of December 31, 2010, for each of the next five years.
Central to the calculation of >>>fair value for life settlement contracts is the estimate of mortality rates. Individual mortality rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data obtained from third-party life expectancy data providers, which examine insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

22 Other assets and other liabilities
end of	2010	2009

Other assets (CHF million)

Cash collateral on derivative instruments	14,987	16,025

Cash collateral on non-derivative transactions	1,792	1,827

Derivative instruments used for hedging	2,733	2,022

Assets held-for-sale	26,886	14,570

of which loans [1]	24,925	14,287

of which real estate	1,946	270

Interest and fees receivable	5,158	5,755

Deferred tax assets	9,417	9,137

Prepaid expenses	452	970

Failed purchases	1,279	172

Other	16,881	18,266

Other assets	79,585	68,744

Other liabilities (CHF million)

Cash collateral on derivative instruments	14,428	18,905

Cash collateral on non-derivative transactions	20	29

Derivative instruments used for hedging	1,203	1,198

Provisions [2]	1,724	1,770

of which off-balance sheet risk	552	603

Interest and fees payable	6,798	7,028

Current tax liabilities	1,137	1,519

Deferred tax liabilities	412	318

Failed sales	7,354	9,258

Other	29,138	31,507

Other liabilities	62,214	71,532

1 Included as of December 31, 2010 and 2009 were CHF 7,818 million and CHF 8,806 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 1,223 million and CHF 707 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP. 2 Includes provisions for bridge commitments.

23 Deposits
	2010				2009

end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	11,088	3,044	14,132		9,035	2,541	11,576

Interest-bearing demand deposits	100,414	17,625	118,039		89,862	19,965	109,827

Savings deposits	53,242	27	53,269		50,011	37	50,048

Time deposits	19,036	120,581	139,617	[1]	26,407	125,050	151,457	[1]

Total deposits	183,780	141,277	325,057	[2]	175,315	147,593	322,908	[2]

of which due to banks	–	–	37,493		–	–	36,214

of which customer deposits	–	–	287,564		–	–	286,694

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1 Included as of December 31, 2010 and 2009 were CHF 139,150 million and CHF 150,897 million, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more. 2 Not included as of December 31, 2010 and 2009 were CHF 48 million and CHF 21 million, respectively, of overdrawn deposits reclassified as loans.

24 Long-term debt
end of	2010	2009

Long-term debt (CHF million)

Senior	130,792	134,806

Subordinated	23,221	24,559

Non-recourse liabilities from consolidated VIEs	19,739	–

Long-term debt	173,752	159,365

of which reported at fair value	83,692	74,513

of which structured notes	37,990	40,948

Total long-term debt is comprised of debt issuances managed by Treasury which do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded >>>derivatives, which are issued as part of the Group’s structured product activities. Long-term debt includes both Swiss franc and foreign exchange denominated fixed and variable rate bonds.

The interest rate ranges presented in the table below are based on the contractual terms of the Group’s vanilla debt. Interest rate ranges for future coupon payments on structured products for which >>>fair value has been elected are not included in the table below as these coupons are dependent upon the embedded derivative and prevailing market conditions at the time each coupon is paid. In addition, the effects of derivatives used for hedging are not included in the interest rate ranges on the associated debt.

Long-term debt by maturities
end of	2011	2012	2013	2014	2015	Thereafter	Total

Group parent company (CHF million)

Senior debt
Fixed rate	–	–	–	–	–	386	386

Interest rate (in %) [1]	–	–	–	–	–	7.3	–

Subordinated debt
Fixed rate	501	179	–	–	218	705	1,603

Interest rates (in %) [1]	6.9	3.2	–	–	8.5	7.0	–

Subtotal - Group parent company	501	179	–	–	218	1,091	1,989

Subsidiaries (CHF million)

Senior debt
Fixed rate	10,438	12,403	13,750	8,585	11,804	21,060	78,040

Variable rate	13,165	10,678	10,632	5,335	3,923	8,633	52,366

Interest rates (range in %) [1]	0.2-7.0	0.2-12.8	0.2-12.8	0.8-11.6	0.3-12.6	1.2-8.8	–

Subordinated debt
Fixed rate	608	118	1,030	134	1,220	17,622	20,732

Variable rate	–	–	–	–	20	866	886

Interest rates (range in %) [1]	3.8-6.9	4.4-7.1	6.6	0.0	1.2-10.3	0.4-11.0	–

Non-recourse liabilities from consolidated VIEs
Fixed rate	438	7	–	–	–	174	619

Variable rate	439	678	2,038	427	597	14,941	19,120

Interest rates (range in %) [1]	3.5-5.7	0.6-1.9	9.4	13.2	12.1-12.6	2.7-11.3	–

Subtotal - Subsidiaries	25,088	23,884	27,450	14,481	17,564	63,296	171,763

Total long-term debt	25,589	24,063	27,450	14,481	17,782	64,387	173,752

of which structured notes	9,854	7,622	4,920	3,765	3,987	7,842	37,990

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

The Group maintains a shelf registration statement with the SEC, which allows it to issue, from time to time, senior and subordinated debt securities, trust preferred securities and warrants to purchase equity, debt or other securities. The shelf registration statement also allows the Group to guarantee securities issued by certain subsidiaries, on a senior and subordinated basis. The Group amended its shelf registration statement at the end of March 2007 to add the Bank as an issuer of non-convertible debt securities. For further information on the subsidiary guarantees, refer to Note 39 – Subsidiary guarantee information.

The Group maintains a euro medium-term note program that allows it, certain finance subsidiaries (guaranteed by the Group) and the Bank to issue senior and subordinated debt securities notes.
Credit Suisse Group Finance (Guernsey) Limited, a finance subsidiary of the Group, maintains a JPY 500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities, guaranteed by the Group.

There are no significant restrictions on the ability of the Group to obtain funds from its subsidiaries by dividends or loans.
25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2010 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	46	(2,822)	0	(338)	0	(3,114)

Decrease due to equity method investments	(15)	0	1	0	0	(14)

Reclassification adjustments, included in net income	(23)	(13)	6	93	13	76

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

2009 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	30	(609)	62	(368)	30	(855)

Increase due to equity method investments	87	0	0	0	0	87

Reclassification adjustments, included in net income	(13)	50	(15)	20	27	69

Balance at end of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

2008 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	(14)	(3,550)	(62)	(1,643)	(7)	(5,276)

Decrease due to equity method investments	(57)	0	0	0	0	(57)

Reclassification adjustments, included in net income	0	0	9	34	28	71

Cumulative effect of accounting changes, net of tax	0	0	0	8	7	15

Balance at end of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 26 - Tax and Note 29 - Pension and other post-retirement benefits.

26 Tax
Income/(loss) from continuing operations before taxes in Switzerland and foreign countries
in	2010	2009	2008

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	1,734	2,383	5,387

Foreign	5,753	5,694	(20,289)

Income/(loss) from continuing operations before taxes	7,487	8,077	(14,902)

Details of current and deferred taxes
in	2010	2009	2008

Current and deferred taxes (CHF million)

Switzerland	81	203	113

Foreign	243	757	226

Current income tax expense/(benefit)	324	960	339

Switzerland	(149)	87	(220)

Foreign	1,373	788	(4,715)

Deferred income tax expense/(benefit)	1,224	875	(4,935)

Income tax expense/(benefit)	1,548	1,835	(4,596)

Income tax expense/(benefit) on discontinued operations	0	(19)	21

Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	4	0	1

Cumulative translation adjustment	32	(164)	(132)

Unrealized gains/(losses) on securities	(2)	16	(41)

Actuarial gains/(losses)	(82)	(116)	(461)

Net prior service credit/(cost)	3	15	7

Share-based compensation and treasury shares	(671)	(176)	158

Reconciliation of taxes computed at the Swiss statutory rate
in	2010	2009	2008

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense/(benefit) computed at the statutory tax rate of 22%	1,647	1,777	(3,278)

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	519	882	(2,697)

Non-deductible amortization of other intangible assets and goodwill impairment	1	3	29

Other non-deductible expenses	623	540	273

Additional taxable income	22	71	226

Lower taxed income [1]	(775)	(694)	(1,770)

Income taxable to noncontrolling interests	(278)	313	1,000

Changes in tax law and rates	119	3	3

Changes in deferred tax valuation allowance [1]	54	(123)	1,756

Other [1]	(384)	(937)	(138)

Income tax expense/(benefit)	1,548	1,835	(4,596)

1 See explanation below.

Lower taxed income
2010 included a tax benefit of CHF 380 million in respect of a legal entity merger that reflected regulatory concerns about complex holding structures.
2010 and 2008 included a tax benefit of CHF 130 million and CHF 290 million, respectively, in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank.

2008 included a tax benefit of CHF 588 million in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries.
Changes in deferred tax valuation allowance
2010 and 2009 included a tax benefit of CHF 199 million and CHF 567 million, respectively, resulting from the release of valuation allowances on deferred tax assets for one of the Group’s operating entities in the US. The 2009 tax benefit was partially offset by a net increase to the valuation allowance on deferred tax assets on net tax loss carry-forwards of CHF 433 million.

2010 included an increase to the valuation allowance of CHF 193 million in respect of one of the Group’s operating entities in the UK relating to deferred tax assets on tax loss carry-forwards.
2008 included a tax benefit of CHF 125 million, resulting from the release of valuation allowance on deferred tax assets on net tax loss carry-forwards, offset by additions.
Other
2010, 2009 and 2008 included an amount of CHF 301 million, CHF 156 million and CHF 163 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters.

2009 and 2008 included foreign exchange translation gains of CHF 460 million and foreign exchange translation losses of CHF 467 million, respectively, relating to deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward.

2009 included a tax benefit of CHF 91 million relating to the increase of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent increase of valuation allowance on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2010, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 8.0 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2010	2009

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,211	2,293

Loans	498	660

Investment securities	1,024	39

Provisions	1,346	1,275

Business combinations	96	93

Derivatives	163	104

Real estate	200	200

Net operating loss carry-forwards	7,253	8,574

Other	124	103

Gross deferred tax assets before valuation allowance	12,915	13,341

Less valuation allowance	(2,264)	(2,799)

Gross deferred tax assets net of valuation allowance	10,651	10,542

Compensation and benefits	(38)	(144)

Loans	(32)	(9)

Investment securities	(391)	(294)

Provisions	(372)	(459)

Business combinations	(277)	(191)

Derivatives	(315)	(263)

Leasing	(66)	(80)

Real estate	(84)	(80)

Other	(71)	(203)

Gross deferred tax liabilities	(1,646)	(1,723)

Net deferred tax assets	9,005	8,819

The increase in net deferred tax assets from 2009 to 2010 of CHF 186 million was primarily due to the consolidation of Alpine Securitization Corp. (Alpine) and the impact from the legal entity merger that reflected regulatory concerns about complex holding structures, which contributed net deferred tax assets of CHF 1,508 million and CHF 409 million, respectively. These contributions were partially offset by foreign exchange translation losses of CHF 800 million, which are included within the currency translation adjustment recorded in AOCI. The remaining movement, a reduction of net deferred tax assets of CHF 931 million, mainly represents the impact of temporary differences and taxable income in 2010.

The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 8,438 million, net of a valuation allowance of CHF 1,409 million as of the end of 2009 to CHF 8,406 million, net of a valuation allowance of CHF 1,302 million as of the end of 2010.

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 2.3 billion as of December 31, 2010 compared to CHF 2.8 billion as of December 31, 2009.

Amounts and expiration dates of net operating loss carry-forwards
end of 2010	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	28

Due to expire within 2 to 5 years	3,863

Due to expire within 6 to 10 years	9,855

Due to expire within 11 to 20 years	7,070

Amount due to expire	20,816

Amount not due to expire	11,382

Total net operating loss carry-forwards	32,198

Movements in the valuation allowance
in	2010	2009	2008

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,799	2,976	1,384

Discontinued operations	0	0	(13)

Net changes	(535)	(177)	1,605

Balance at end of period	2,264	2,799	2,976

The Group has concluded that, with two exceptions noted below, no valuation allowance is needed against the deferred tax assets of its major operating entities. As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation has taken into account both positive and negative evidence related to expected future taxable income, the Group’s commitment to the integrated bank model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group’s core businesses and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US and UK. The Group has then compared those expected future results with the applicable law governing utilization of deferred tax assets; US tax law allows for a 20 year carry-forward period for net operating losses and UK tax law allows for an unlimited carry-forward period for net operating losses. The Group has concluded, based on the above analysis, that partial valuation allowances against deferred tax assets are appropriate for two of its operating entities, one in the US and one in the UK.

Tax benefits associated with share-based compensation
in	2010	2009	2008

Tax benefits associated with share-based compensation (CHF million)

Tax benefits recorded in the consolidated statements of operations	539	632	951

Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	615	179	(93)

Tax benefits in respect of tax on dividend equivalent payments	26	0	16

For further information on share-based compensation, refer to Note 27 – Employee deferred compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. However, windfall deductions and dividend equivalents aggregating CHF 1.0 billion and CHF 0.3 billion for 2010 and 2009, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 234 million tax benefit will be recorded in additional paid-in capital.

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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2010	2009

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	964	1,177

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	53	17

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(286)	(198)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	39	17

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(31)	(58)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(91)	(6)

Other (including foreign currency translation)	(70)	15

Balance at end of period	578	964

of which, if recognized, would affect the effective tax rate	554	915

Interest and penalties
in	2010	2009	2008

Interest and penalties (CHF million)

Interest and penalties recognized in the consolidated statements of operations	(43)	(15)	4

Interest and penalties recognized in the consolidated balance sheets	209	272	250

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date.

It is reasonably possible that there will be a decrease of between zero and CHF 85 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the UK – 2003; and the US – 1999.

27 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of senior management. Deferred compensation granted as part of a contractual obligation is typically used to compensate new senior employees in a single year for forfeited awards from previous employers upon joining the Group. It is the Group’s policy not to make multi-year guarantees.

Compensation expense recognized in the consolidated statement of operations for share-based and other awards that were granted as deferred compensation is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms. Compensation expense for share-based and other awards that were granted as deferred compensation also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain cash awards that are still outstanding.

The following tables show the compensation expense for deferred compensation awards granted in 2010 and prior years that was recognized in the consolidated statements of operations during 2010, 2009, and 2008, the total shares delivered, the estimated unrecognized compensation expenses for deferred compensation awards granted in 2010 and prior years outstanding as of December 31, 2010 and the remaining requisite service period over which the unrecognized compensation expense will be recognized. The estimated unrecognized compensation expenses are based on the >>>fair value of each award on the date of grant and include the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in January 2011 began in 2011 and thus had no impact on the 2010 consolidated financial statements.

Deferred compensation expense
in	2010	2009	2008

Deferred compensation expense (CHF million)

Adjustable Performance Plan awards	963	–	–

Scaled Incentive Share Units	561	–	–

Incentive Share Units	723	1,526	2,375

Cash Retention Awards	578	822	–

Performance Incentive Plans (PIP I and PIP II) [1]	(1)	(21)	114

Partner Asset Facility [2]	45	629	457

Other share-based awards	294	331	593

Other cash awards	422	431	(78)

Total deferred compensation expense	3,585	3,718	3,461

Total shares delivered (million)

Total shares delivered	47.3	39.1	17.2

1 Includes claw backs. 2 Compensation expense represents the change in underlying fair value of the indexed assets during the period. Compensation expense in 2009 also included the vesting of the remaining 33.3% in the first quarter.

Additional information
end of	2010

Estimated unrecognized compensation expense (CHF million)

Adjustable Performance Plan awards	613

Scaled Incentive Share Units	782

Incentive Share Units	334

Other share-based awards	496

Other cash awards	48

Total	2,273

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.6

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

The inputs for expected volatility and dividend yield used in estimating fair values are based upon the implied market volatility and dividend yield of traded options on Group shares, the historical volatility and dividend yield of the Group shares and other relevant factors that indicate how the future is expected to differ from the past. Beginning in 2009, the Group changed from a dividend yield assumption to a future dividend cash flow assumption based on market expectations. The expected risk-free interest rate is based on the current >>>London Interbank Offered Rate (LIBOR) rate as of the date of grant that corresponds with the expected term of the award. LIBOR rates are used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards are expected to be outstanding and is generally based on the contractual term of each instrument.

The following table illustrates the significant assumptions used to estimate the fair value of Scaled Incentive Share Units (SISUs) and Incentive Share Units (ISUs) granted in 2010, 2009 and 2008 based on the annual deferred compensation process.

Significant fair value assumptions
	2010		2009	2008

	SISU	ISU	ISU	ISU

Significant assumptions

Expected volatility, in %	33.42	33.52	62.97	32.04

Expected dividend yield, in %	–	–	–	5.46

Expected dividend cash flows, in CHF
2009	–	–	0.10	–

2010	1.45	1.45	0.60	–

2011	1.55	1.55	1.00	–

2012	1.65	1.65	–	–

2013	1.75	–	–	–

Expected risk-free interest rate, in %	1.26	1.00	1.24	2.45

Expected term, in years	4	3	3	3

Share awards
Share awards were granted in January 2011 as part of the 2010 deferred compensation awarded to the Executive Board, managing directors, directors and most employees below the director level. The share awards replace other plans introduced in prior years, including SISUs, ISUs and Performance Incentive Plan (PIP) in an effort to make the design of the Group’s compensation instruments simpler, more transparent and less leveraged and to better align the interests of the Group’s employees with those of the shareholders and the Group. Each share award granted entitles the holder of the award to receive one Group share. One quarter of the share awards vest on each of the four anniversaries of the date of grant. The value that is delivered is equal to the Group share price at the time of delivery, as the share awards do not contain any leverage component or multiplier effect as contained in earlier awards.

On January 20, 2011, the Group granted 34.5 million share awards with a total value of CHF 1,430 million. The fair value of each share award was CHF 42.51, equivalent to the Group’s closing share price on the date of grant. The estimated unrecognized compensation expense of CHF 1,424 million was determined based on the fair value of the award at the date of grant, including the current estimate of future forfeitures, and will be recognized over the four-year vesting period, subject to early retirement rules.

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred, cash-based plan for the Executive Board, managing directors and directors that links outstanding balances through positive and negative adjustments to future performance. The Group introduced and granted Adjustable Performance Plan awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan). The Group continued to grant Adjustable Performance Plan awards as part of deferred compensation for 2010 (2010 Adjustable Performance Plan) and amended and simplified certain features in the 2010 Adjustable Performance Plan to embrace emerging market trends and feedback from regulators.

The 2009 Adjustable Performance Plan awards are subject to a three-year, pro-rata vesting schedule. The final value of the Adjustable Performance Plan awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, and the value paid out each year for vested awards will reflect these adjustments as described below.

For revenue-generating employees in the divisions, outstanding Adjustable Performance Plan awards can be adjusted positively or negatively depending on the financial performance of the specific business areas in which the employees work. The adjustments are determined on an annual basis by calculating the profit or loss before variable compensation expense and taxes (adjusted profit or adjusted loss) of the business area in which the employee worked at the time of grant and in consideration of the Group ROE. In the case of a business area adjusted profit and a positive Group ROE for the year, all outstanding Adjustable Performance Plan awards will be positively adjusted using the Group ROE percentage for that year as a multiplier. In the case of a business area adjusted profit but a negative Group ROE for the year, there will be no adjustment to all outstanding Adjustable Performance Plan awards. In the case of a business area adjusted loss during any of the three years in the vesting period, a negative adjustment will be applied to all outstanding Adjustable Performance Plan awards in the year of loss, irrespective of the Group ROE.

For employees in Shared Services and other support functions, as well as for all Executive Board members, all outstanding Adjustable Performance Plan awards are linked to the Group’s adjusted profit or loss and the Group ROE, but are not dependent upon the adjusted profit or loss of the business areas that they support. Only an adjusted loss of the Group will trigger a negative adjustment of all outstanding Adjustable Performance Plan awards. This link to Group performance is intended to ensure that the compensation of employees in support functions is not directly linked to the performance of the businesses they support.

The 2010 Adjustable Performance Plan awards are similar to the 2009 Adjustable Performance Plan awards, except the pro rata vesting will occur over a four-year period and the outstanding 2010 Adjustable Performance Plan awards will be subject to annual adjustments, increasing or decreasing the outstanding balances by a percentage equal to the Group ROE, unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss, unless a negative Group ROE applies for that year and is greater than the divisional adjustment.

On January 20, 2011, the Group granted Adjustable Performance Plan awards with a total value of CHF 1,102 million. The estimated unrecognized compensation expense of CHF 1,669 million was determined based on the fair value of the award at the date of grant, including the current estimated outcome of relevant performance criteria and estimated future forfeitures, and will be recognized over the four-year vesting period, subject to early retirement rules. On January 21, 2010, the Group granted Adjustable Performance Plan awards with a total value of CHF 1,187 million.

Restricted Cash Award
The cash component of variable compensation is generally free from conditions. However, managing directors in Investment Banking received the cash component of variable compensation in the form of a restricted cash award with ratable vesting over a two-year period and other restrictive covenants and provisions. These cash awards will be paid in the first quarter of 2011 and must be repaid by the employee, either in part or in full, if a claw-back event such as voluntary termination of employment or termination for cause occurs during the vesting period.

On January 20, 2011, the Group granted restricted cash awards with a total value of CHF 465 million. The estimated unrecognized compensation expense of CHF 465 million was determined based on the fair value of the award at the date of grant and will be recognized over the two-year vesting period.

Scaled Incentive Share Unit
The SISU plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of 2009 deferred compensation. SISUs are similar to ISUs (refer to Incentive Share Unit below) except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares. The base component of the SISUs awarded on the grant date will vest equally over the four-year vesting period whereas the leverage component will only vest on the fourth anniversary of the grant date. The new performance condition links the final delivery of additional shares to the Group average ROE and if the Group average ROE over the four-year period is higher than a pre-set target established at the date of grant, the number of additional shares calculated by reference to the average Group share price increase will be adjusted positively, and if it is below the target, the number of additional shares will be adjusted negatively, but not below zero. The final number of additional shares to be delivered at the end of the four-year period is therefore determined first on the basis of the Group share price development (share price multiplier) and then on the basis of the Group average ROE development (ROE multiplier). Group shares are delivered shortly after the SISU base component and SISU leverage component vest. SISUs include a two-year moratorium on early retirement, determined from the date of grant.

On January 21, 2010, the Group granted 21.1 million SISUs. The fair value of the 2010 SISU base unit was CHF 50.30 and the fair value of the 2010 SISU leverage units was CHF 13.44. For the SISUs granted in January 2010, the number of additional shares per SISU was capped at a maximum of three times the grant date value, with a delivery of no more than three shares, prior to the application of the scaling factor, which can be as high as up to 2.5.

Scaled Incentive Share Unit activities
2010

Number of awards (million)

Balance at beginning of period	–

Granted	21.1

Settled	(0.2)

Forfeited	(0.5)

Balance at end of period	20.4

of which vested	0.2

of which unvested	20.2

Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period. The number of ISU leverage units to be converted to additional shares is calculated by multiplying the total number of ISU base units granted, less forfeitures, by a share price multiplier. The share price multiplier is determined based on the actual increase in the weighted-average monthly share price during the contractual term of the award versus the share price at grant date. One third of the ISU base units vests at the first anniversary of the grant date, one third at the second anniversary of the grant date and one third at the third anniversary. The ISU leverage units vest only on the third anniversary of the grant date. Group shares are delivered shortly after the ISU base units and the ISU leverage units vest. ISUs include a two-year moratorium on early retirement, determined from the date of grant.

On January 21, 2010, January 21, 2009 and January 22, 2008, the Group granted 6.0 million, 26.1 million and 46.4 million ISUs, respectively. The fair value of the 2010, 2009 and 2008 ISU base units were CHF 50.30, CHF 23.70 and CHF 54.90, respectively, and the fair value of the 2010, 2009 and 2008 ISU leverage units were CHF 13.45, CHF 6.98 and CHF 10.69, respectively. For the ISUs granted in January 2010 and 2009, the number of additional shares per ISU was capped at a maximum of three times the grant value, with a delivery of no more than five shares. For the ISUs granted in January 2008, the number of additional shares per ISU was limited to a maximum of ten shares.

Incentive Share Unit activities
	2010	2009	2008

Number of awards (million)

Balance at beginning of period	41.5	59.8	25.4

Granted [1]	6.0	26.4	47.1

Settled	(8.4)	(43.6)	(10.0)

Forfeited	(1.4)	(1.1)	(2.7)

Balance at end of period	37.7	41.5	59.8

of which vested	3.9	2.7	1.4

of which unvested	33.8	38.8	58.4

1 Includes ISUs granted in January and through out the year.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in the first quarter of 2009, are subject to vesting ratably over a two-year period and other conditions, and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. These awards were fully vested in January 2011.

Performance Incentive Plan
As part of its annual deferred compensation process for 2004 and 2005, the Group granted PIP units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit settled or will settle for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: (i) earnings performance as compared to predefined targets (performance conditions); and (ii) Group share price performance compared to predefined targets and relative to peers (market conditions). The performance conditions determine the multiplier used to convert the initial PIP units into the final number of PIP units. The market conditions determine the number of Group shares that each final PIP unit will convert into at settlement.

The PIP I units granted in 2005 were settled in April 2010 in accordance with the terms and conditions of the plan and each outstanding PIP I unit settled for approximately 4.8 Group shares. The PIP II units granted in 2006 are due to settle in May 2011. For PIP II, the performance condition was finalized as of December 31, 2010 and will result in the conversion of each outstanding initial PIP II unit into 0.93 final PIP II units upon settlement. Based on the current estimate, the Group does not expect the PIP II awards to have a value at settlement, as it is probable that the Group share price performance will be below the minimum predefined target of CHF 47 per PIP II unit. At grant, each PIP II unit was equivalent to a Group share price of CHF 72.

Compensation expense for employees who were eligible for retirement at the grant date, or who became eligible for retirement during the scheduled vesting period, was determined by taking the number of PIP units expected to vest, multiplied by the grant date fair value. The fair values of the PIP I and PIP II units granted to these employees were CHF 83.75 and CHF 145.36, respectively. These fair values were determined taking into account the estimated outcome of the market conditions at the grant date and were not remeasured throughout the term of the awards.

Compensation expense for employees who did not become eligible for retirement during the scheduled vesting period was determined by taking the number of PIP units expected to vest, multiplied by both the grant date fair value and the estimated outcome of the performance condition. The grant date fair values of the PIP I and PIP II units granted to these employees were CHF 51.70 and CHF 79.87, respectively. These fair values were determined taking into account the estimated outcome of the market conditions at the grant date and were not remeasured throughout the term of the awards. For PIP I, the estimated outcome of the performance condition used for expense recognition was 1.98 and 1.86 as of December 31, 2009 and 2008, respectively. For PIP II, the estimated outcome of the performance condition used for expense recognition was 0.93, 1.17 and 1.52 as of December 31, 2010, 2009 and 2008, respectively.

Performance Incentive Plan activities
	2010		2009		2008

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.2	11.9	6.4	12.2	6.5	12.3

Granted	–	–	–	–	0.1	–

Settled	0.0	(11.7)	0.0	0.0	0.0	0.0

Forfeited	(0.1)	(0.2)	(0.2)	(0.3)	(0.2)	(0.1)

Balance at end of period	6.1	0.0	6.2	11.9	6.4	12.2

of which vested	5.3	0.0	4.5	10.2	3.4	8.3

of which unvested	0.8	0.0	1.7	1.7	3.0	3.9

Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred compensation in the form of Partner Asset Facility (PAF) awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking.

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

Other share-based awards
The Group’s share-based compensation, as part of the yearly discretionary deferred compensation in prior years, included four different types of other share-based awards: phantom shares, blocked shares, longevity premium awards (LPA) and special awards. These awards entitle the holder to receive one Group share subject to continued employment with the Group, contain restrictive covenants and cancellation provisions, and generally vest between zero and five years.

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
As part of the deferred compensation for 2010, the Group awarded a small population of employees in a number of EU countries 50% of the amount they otherwise would have received in unrestricted cash in the form of blocked shares in order to comply with differing European regulatory requirements. On January 20, 2011, the Group granted blocked shares for approximately CHF 35 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2010. The shares remain blocked for a period of time, which varies from six months to three years, dependent on location, after which they are subject to no restrictions.

Other share-based award activities
	2010		2009		2008

	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF

Other share-based award activities

Balance at beginning of period	15.5	45.67	20.8	61.83	28.8	67.20

Granted	7.2	45.38	8.3	40.37	8.6	46.97

Settled	(5.0)	48.43	(12.8)	69.07	(15.1)	61.57

Forfeited	(0.4)	51.65	(0.8)	53.33	(1.5)	82.82

Balance at end of period	17.3	43.86	15.5	45.67	20.8	61.83

of which vested	1.3	–	1.2	–	0.2	–

of which unvested	16.0	–	14.3	–	20.6	–

Other cash awards
Other cash awards consist of voluntary deferred compensation, proprietary trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and all of the original grants have vested. Share options were granted with an exercise price equal to the market price of Group shares on the date of grant and expire after ten years.

There were no options granted during 2010, 2009 and 2008. As of December 31, 2010, the aggregate intrinsic value of options outstanding and exercisable was CHF 43 million and the weighted-average remaining contractual term was 0.9 years. As of the exercise date, the total intrinsic value of options exercised during 2010, 2009 and 2008 was CHF 8 million, CHF 10 million and CHF 7 million, respectively. Cash received from option exercises during 2010, 2009 and 2008 was CHF 32 million, CHF 30 million and CHF 17 million, respectively.

Share option activities
	2010		2009		2008

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	34.9	63.49	39.0	62.19	39.6	61.86

Exercised	(0.8)	40.12	(0.7)	40.80	(0.5)	37.97

Settled	0.0	0.00	(0.3)	68.36	0.0	0.00

Forfeited	0.0	0.00	0.0	70.95	0.0	0.00

Expired	(4.3)	60.37	(3.1)	52.05	(0.1)	41.99

Balance at end of period	29.8	64.58	34.9	63.49	39.0	62.19

of which exercisable at end of period	29.8	64.58	34.8	63.49	37.9	61.56

During 2010, 1.6 million options with a cash settlement feature expired, leaving no options containing a cash settlement feature outstanding as of December 31, 2010.
As of December 31, 2010, 2.7 million additional options expired and in January 2011, 10.7 million expired.
Hedging of awards
The Group economically hedges its estimated obligation to deliver Group shares under its employee share-based compensation programs through a combination of purchasing treasury shares in the market and entering into third-party hedge instruments. Additionally, the Group may use its approved conditional capital to obtain shares for delivery of its share-based awards. The Group periodically revises its estimate of the expected number of shares to be delivered and adjusts its hedges accordingly.

Delivered shares
The Group generally repurchased its own shares in the open market to satisfy obligations in connection with share-based compensation but it may also issue new shares out of available conditional capital.

28 Related parties
Executive Board and Board of Directors Compensation
For information on compensation to members of the Executive Board and the Board of Directors, refer to Note 3 – Compensation to members of the Executive Board and the Board of Directors in VI – Parent company financial statements – Credit Suisse Group.

Loans to members of the Executive Board and the Board of Directors
in	2010		2009	2008

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	19	[1]	24	22

Additions	5		4	11

Reductions	(6)		(9)	(9)

Balance at end of period	18	[1]	19	24

Loans to members of the Board of Directors (CHF million)

Balance at beginning of period	25	[2]	24	25

Additions	14		11	1

Reductions	(4)		(10)	(2)

Balance at end of period	35	[2]	25	24

1 The number of individuals with outstanding loans at the beginning and end of the year was seven and six, respectively. 2 The number of individuals with outstanding loans at the beginning and end of the year was nine and eight, respectively.

A large majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities. Such loans are made to Executive Board and Board of Directors members on the same terms available to third-party customers or, in the case of loans to members of the Executive Board, pursuant to widely available employee benefit plans.

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

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans, which were extended to them at the time at employee conditions. In addition to the loans listed above, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC. As of December 31, 2010, there was no exposure to such related parties. As of December 31, 2009 and 2008, the total exposure to such related parties amounted to CHF 50,000 and CHF 6 million, respectively, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2010 did not exceed CHF 10 million in aggregate.

In February 2011, the Group entered into definitive agreements with affiliates of Qatar Investment Authority (QIA) and The Olayan Group, which have significant holdings of Group shares, to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Group and the Board of Directors (except for Mr. Al Thani and Mr. Syriani, who recused themselves) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair.

The Group, together with its subsidiaries, is a global financial services provider and has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board of Directors members assume management functions or board member responsibilities. Except for the deemed related party transaction with QIA and The Olayan Group and the related party loans as of December 31, 2009 and 2008 described above, all relationships between the Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies or related parties are in the ordinary course of business and at arm’s length.

Liabilities due to own pension funds
Liabilities due to the Group’s own pension funds as of December 31, 2010 and 2009 of CHF 1,734 million and CHF 1,485 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets.

Loans outstanding made by the Group or any subsidiaries to equity method investees
in	2010	2009	2008

Loans outstanding made by the Group or any subsidiaries to equity method investees (CHF million)

Balance at beginning of period	83	575	160

Net borrowings/(repayments)	(38)	(492)	415

Balance at end of period	45	83	575

29 Pension and other post-retirement benefits
Pension plans
The Group has defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Group’s principal plans are located in Switzerland, the US and the UK.

Defined benefit pension plans are pension plans that define specific benefits for an employee upon that employee’s retirement. These benefits are determined by taking into account the employee’s salary, years of service and age of retirement. A defined benefit pension plan does not provide participants with an individual account and generally pay the benefits as an annuity. Retirees neither bear the actuarial risk (that is, the risk that the PBO will be higher than expected and/or that the retiree may outlive their retirement income), or bear the investment risk (that is, that assets invested and associated returns will be insufficient to meet the expected benefits due to low or negative returns on contributions).

Defined contribution plans provide each participant with an individual account. The benefits to be provided to a participant are solely based on the contributions made to that employee’s account and are affected by income, expenses and gains and losses allocated to the account. As such, there are no stipulations of a defined annuity benefit at retirement and the participants bear the full actuarial as well as investment risk. In Switzerland, due to a minimum guaranteed rate of return defined by law, the employer continues to bear a financial risk and as a result such plans are treated as defined benefit plans under US GAAP.

Swiss pension plans
The Group’s Swiss pension plans cover its employees in Switzerland and are set up as trusts domiciled in Zurich. On January 1, 2010, in addition to the annuity section, a new savings section (defined contribution) was introduced in the Swiss main plan and a partial changeover from the defined benefit plan to the defined contribution plan has been processed. For accounting purposes, both the annuity section and the savings section of the Swiss pension plan are treated as defined benefit plans under US GAAP. The plans provide benefits in the event of retirement, death and disability and meet or exceed the minimum benefits required under Swiss law. As of December 31, 2010 and 2009, the Group’s pension plans in Switzerland comprised 82% and 84%, respectively, of all the Group’s employees participating in defined benefit plans and 86% of the >>>fair value of plan assets and 85% of the pension benefit obligation of the Group’s defined benefit plans.

In the annuity section of the plan, employee contributions are calculated as a percentage of the employees’ salary level and age, varying between 9.0% and 12.5%. The Group’s contributions are at least 200% of the employees’ contributions for the Group’s main pension plan.

In the savings section of the plan, employee contributions depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The employer contribution varies between 7.5% and 25% of the pensionable salary depending on the employees’ age.

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

Other post-retirement defined benefit plans
In the US, the Group’s plans provide post-retirement benefits other than pension benefits that primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Group promises to provide health and welfare benefits after the employee retires. The Group’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.

Components of total pension costs
	Defined benefit pension plans						Other post- retirement defined benefit plans

	Switzerland			International			International

in	2010	2009	2008	2010	2009	2008	2010	2009	2008

Total pension costs (CHF million)

Service costs on benefit obligation	269	217	217	30	33	45	1	1	1

Interest costs on benefit obligation	453	471	461	134	129	141	9	9	8

Expected return on plan assets	(637)	(610)	(607)	(163)	(166)	(172)	–	–	–

Amortization of recognized prior service cost/(credit)	17	35	36	1	1	1	(2)	(2)	(2)

Amortization of recognized actuarial losses	86	6	2	36	17	40	6	8	9

Net periodic pension costs	188	119	109	38	14	55	14	16	16

Settlement (gains)/losses	1	6	–	(2)	1	–	–	–	–

Curtailment (gains)/losses	–	–	3	–	(2)	–	–	–	–

Special termination benefits	2	7	–	–	–	–	–	–	–

Total pension costs	191	132	112	36	13	55	14	16	16

Total pension costs reflected in compensation and benefits – other for 2010, 2009 and 2008 were CHF 241 million, CHF 161 million and CHF 183 million, respectively.
On December 4, 2008, the Group announced the accelerated implementation of its strategic plan and, as part of this plan, a headcount reduction. This resulted in a curtailment loss in 2008 of CHF 3 million, mainly related to the Swiss pension plans, special termination benefits of CHF 2 million and CHF 7 million in 2010 and 2009, respectively, related to the Swiss pension plans and settlement payments of CHF 1 million and CHF 7 million in 2010 and 2009, respectively, in connection with our Swiss and US pension plans. The discontinuance of a Japanese plan in 2009 resulted in a curtailment gain of CHF 2 million in 2009 due to the reduction in the benefit obligation and a gain of CHF 2 million in 2010 from the related settlement of the obligation.

Benefit obligation
The benefit obligation is expressed as either accumulated benefit obligation (ABO) or PBO. While the ABO refers to the actuarial present value based on employee services rendered prior to that date and takes into account current and past compensation levels, the PBO also applies an assumption as to future compensation levels.

The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the defined benefit pension and other post-retirement defined benefit plans as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	Defined benefit pension plans				Other post- retirement defined benefit plans

	Switzerland		International		International

in / end of	2010	2009	2010	2009	2010	2009

PBO (CHF million) [1]

Beginning of the measurement period	13,324	12,452	2,299	1,971	141	134

Plan participant contributions	250	240	–	–	–	–

Service cost	269	217	30	33	1	1

Interest cost	453	471	134	129	9	9

Plan amendments	–	(38)	–	–	–	–

Settlements	(6)	(30)	(3)	(8)	–	–

Curtailments	(1)	–	–	(5)	–	–

Special termination benefits	2	7	3	3	–	–

Actuarial (gains)/losses	(3)	560	220	185	31	9

Plans added	–	–	9	–	–	–

Benefit payments	(475)	(555)	(52)	(67)	(8)	(8)

Exchange rate (gains)/losses	–	–	(267)	58	(14)	(4)

End of the measurement period	13,813	13,324	2,373	2,299	160	141

Fair value of plan assets (CHF million)

Beginning of the measurement period	12,594	11,504	2,036	1,833	–	–

Actual return on plan assets	377	997	218	30	–	–

Employer contributions	688	438	172	169	8	8

Plan participant contributions	250	240	–	–	–	–

Settlements	(6)	(30)	(3)	(8)	–	–

Benefit payments	(475)	(555)	(52)	(67)	(8)	(8)

Exchange rate gains/(losses)	–	–	(250)	79	–	–

End of the measurement period	13,428	12,594	2,121	2,036	–	–

Funded status recognized (CHF million)

Funded status of the plan – over/(underfunded)	(385)	(730)	(252)	(263)	(160)	(141)

Total funded status recognized in the consolidated balance sheet at December 31	(385)	(730)	(252)	(263)	(160)	(141)

Total amount recognized (CHF million)

Noncurrent assets	17	9	166	84	–	–

Current liabilities	0	0	(13)	(9)	(8)	(8)

Noncurrent liabilities	(402)	(739)	(405)	(338)	(152)	(133)

Total amount recognized in the consolidated balance sheet at December 31	(385)	(730)	(252)	(263)	(160)	(141)

ABO (CHF million) [2]

End of the measurement period	12,847	12,186	2,287	2,235	–	–

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO and may vary from year to year following any changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data. In 2010 and 2009, the PBO was impacted by settlements of CHF 6 million and CHF 38 million, respectively, and special termination benefits of CHF 5 million and CHF 10 million, respectively, mainly from the Swiss and US pension plans in connection with the headcount reduction announced on December 4, 2008. In addition, CHF 3 million of settlements were recognized in 2010 relating to the discontinuance of a Japanese plan. In 2009, the Group announced a partial changeover from the defined benefit plan to the defined contribution plan for the Swiss pension plan. The changeover, which did not change the defined benefit plan accounting treatment, resulted in a reduction in the PBO of CHF 38 million, which was recorded as a prior service credit in AOCI.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2010 and 2009 was an underfunding of CHF 797 million and CHF 1,134 million, respectively.

In 2010, the Group made special contributions of CHF 199 million and CHF 135 million to the Swiss and UK pension plans, respectively. In 2009, the Group made a special contribution of CHF 130 million to the UK defined benefit plans. In 2008, the Group made special contributions of CHF 250 million and CHF 140 million to the Swiss and UK pension plans, respectively. In 2011, the Group expects to contribute CHF 517 million to the Swiss and international defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2010 and 2009, respectively.

Defined benefit pension plans in which PBO or ABO were in excess of plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]

	Switzerland		International			Switzerland		International

December 31	2010	2009	2010	2009		2010	2009	2010	2009

CHF million

PBO	13,100	12,677	1,212	1,138		7	7	1,128	1,076

ABO	12,167	11,573	1,163	1,100		7	7	1,099	1,049

Fair value of plan assets	12,698	11,937	794	791		6	7	717	729

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2010	2009	2010	2009	2010	2009

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(3,084)	(2,853)	(52)	(38)	(3,136)	(2,891)

Prior service credit/(cost)	(39)	(53)	6	7	(33)	(46)

Total	(3,123)	(2,906)	(46)	(31)	(3,169)	(2,937)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2010 and 2009 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2011.

Amounts recognized in other comprehensive income
	Defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2010 (CHF million)

Actuarial gains/(losses)	(422)	103	(319)	(31)	12	(19)	(338)

Amortization of actuarial losses/(gains)	122	(30)	92	6	(3)	3	95

Amortization of prior service cost/(credit)	18	(4)	14	(2)	1	(1)	13

Immediate recognition due to curtailment/settlement	(2)	–	(2)	–	–	–	(2)

Total amounts recognized in other comprehensive income	(284)	69	(215)	(27)	10	(17)	(232)

2009 (CHF million)

Actuarial gains/(losses)	(494)	124	(370)	(9)	3	(6)	(376)

Prior service credit/(cost)	38	(8)	30	–	–	–	30

Amortization of actuarial losses/(gains)	23	(8)	15	8	(3)	5	20

Amortization of prior service cost/(credit)	36	(8)	28	(2)	1	(1)	27

Immediate recognition due to curtailment/settlement	10	(2)	8	–	–	–	8

Total amounts recognized in other comprehensive income	(387)	98	(289)	(3)	1	(2)	(291)

Amounts in AOCI, net of tax, expected to be amortized in 2011
in 2011	Defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial losses/(gains)	101	6

Amortization of prior service cost/(credit)	14	(1)

Total	115	5

Assumptions
The measurement of both the net periodic pension cost as well as the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they should be in line with the expected market averages and benchmarks, the trend in the market and with historical rates.

Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	Defined benefit pension plans						Other post- retirement defined benefit plans

	Switzerland			International

December 31	2010	2009	2008	2010	2009	2008	2010	2009	2008

Net benefit pension cost (%)

Discount rate	3.5	3.9	4.0	6.0	6.3	5.9	6.1	6.4	6.2

Salary increases	2.6	2.6	2.6	4.3	4.0	4.5	–	–	–

Expected long-term rate of return on plan assets	4.8	4.8	5.0	7.2	7.5	7.6	–	–	–

Benefit obligation (%)

Discount rate	3.1	3.5	3.9	5.5	6.0	6.3	5.5	6.1	6.4

Salary increases	2.0	2.6	2.6	4.2	4.3	4.0	–	–	–

Net periodic pension cost and benefit obligation assumptions
The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

The expected long-term rate of return on plan assets, which is used to calculate the expected return on plan assets as a component of the net periodic pension cost, reflects the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration is given to the returns being earned by the plan assets and the rates of return expected to be available for reinvestment.

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

The expected long-term rate of return on debt securities reflects both accruing interest and price returns. The probable long-term relationship between the total return and certain exogenous variables pre-defined by economic model is explicitly used, which directly links the debt securities total return forecasts to the macro-forecasts.

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

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate of 9.75% for 2010 and 2009 and 11% for 2008 was assumed in the cost of covered health care benefits. As of December 31, 2010, the rate is assumed to decrease gradually to 5% by 2016 and remain at that level thereafter. As of December 31, 2010, 2009 and 2008, a 1% increase in the health care cost trend rate assumption would have resulted in an increase in post-retirement expenses of CHF 1.5 million, CHF 1.3 million and CHF 1.3 million, and an increase in accumulated post-retirement defined benefit obligation of CHF 26 million, CHF 19 million and CHF 18 million, respectively. A 1% decrease in the health care cost trend assumption would result in a decrease in post-retirement expenses of CHF 1.2 million, CHF 1.0 million and CHF 1.1 million, and a decrease in post-retirement defined benefit obligation of CHF 21 million, CHF 16 million and CHF 15 million as of December 31, 2010, 2009 and 2008.

Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The Group’s defined benefit pension plans employ a total return investment approach, whereby a diversified mix of debt and equity securities and alternative investments, specifically hedge funds and private equity, are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long-term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity securities are diversified across Swiss and non-Swiss stocks as well as among growth, value and small and large capitalization stocks. Real estate and alternative investments, such as private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. >>>Derivatives may be used to hedge market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Group pension plans follow defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

As of December 31, 2010 and 2009, the total fair value of Group debt securities included in plan assets was CHF 251 million and CHF 238 million, respectively, and the total fair value of Group equity securities and options was CHF 15 million and CHF 34 million, respectively.

Fair value hierarchy of plan assets
For discussion of the fair value hierarchy, refer to Note 33 – Financial instruments – Fair value hierarchy.
Qualitative disclosures of valuation techniques used to measure fair value
Cash and cash equivalents
Cash and cash equivalents includes money market instruments such as bankers’ acceptances, certificates of deposit, >>>CP, book claims, treasury bills, other rights and commingled funds. Valuations of money market instruments and commingled funds are generally based on observable inputs.

Debt securities
Debt securities include government and corporate bonds which are generally quoted in active markets. Debt securities for which market prices are not available, are valued based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Equity securities
Equity securities held include common equity shares, convertible bonds and shares in investment companies and units in mutual funds. The common equity shares are generally traded on public stock exchanges for which quoted prices are regularly available. Convertible bonds are generally valued using observable pricing sources. Shares in investment companies and units in mutual funds, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Derivatives
Derivatives include both >>>OTC and exchange-traded derivatives. The fair value of OTC derivatives is determined on the basis of inputs that include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity since the required inputs are generally observable in the marketplace. Other more complex derivatives may use unobservable inputs. Such inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. The fair value of exchange-traded derivatives is typically derived from the observable exchange prices and/or observable inputs.

Real estate
Real estate includes direct real estate as well as investments in real estate investment companies, trusts or mutual funds. Direct real estate is initially measured at its transaction price, which is the best estimate of fair value. Thereafter, direct real estate is individually measured at fair value based on a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. Real estate investment companies, trusts and mutual funds, which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Alternative investments
Private equity includes direct investments, investments in partnerships that make private equity and related investments in various portfolio companies and funds and fund of funds partnerships. Private equity consists of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based on publicly available quotes with appropriate adjustments for liquidity or trading restrictions made. Private equity is valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses. Private equity for which a fair value is not readily determinable is measured at fair value using NAV provided by the general partner.

Hedge funds that are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, is measured at fair value using NAV provided by the fund administrator.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2010 and 2009, for the Group’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
	2010					2009

end of	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total

Plan assets at fair value (CHF million)

Cash and cash equivalents	890	1,366		0	2,256	641	1,702		0	2,343

Debt securities	1,806	3,576		0	5,382	1,710	3,259		0	4,969

of which governments	1,806	38		0	1,844	1,709	58		0	1,767

of which corporates	0	3,538		0	3,538	1	3,201		0	3,202

Equity securities	840	1,282		0	2,122	659	1,082		0	1,741

Real estate	0	492		1,014	1,506	0	401		982	1,383

of which direct	0	0		1,014	1,014	0	0		982	982

of which indirect	0	492		0	492	0	401		0	401

Alternative investments	0	1,640		573	2,213	0	1,680		515	2,195

of which private equity	0	0		573	573	0	0		515	515

of which hedge funds	0	1,526		0	1,526	0	1,572		0	1,572

of which other	0	114	[1]	0	114	0	108	[1]	0	108

Other investments	0	(51)		0	(51)	0	(37)		0	(37)

Switzerland	3,536	8,305		1,587	13,428	3,010	8,087		1,497	12,594

Cash and cash equivalents	138	19		0	157	163	8		0	171

Debt securities	65	644		122	831	79	392		176	647

of which governments	57	1		0	58	48	0		0	48

of which corporates	8	643		122	773	31	392		176	599

Equity securities	0	1,006		0	1,006	56	1,142		0	1,198

Real estate - indirect	0	0		52	52	0	0		14	14

Alternative investments	0	(97)		94	(3)	0	(130)		57	(73)

of which private equity	0	0		8	8	0	0		12	12

of which hedge funds	0	3		81	84	0	0		45	45

of which other	0	(100)	[1]	5	(95)	0	(130)	[1]	0	(130)

Other investments	0	78		0	78	0	79		0	79

International	203	1,650		268	2,121	298	1,491		247	2,036

Total plan assets at fair value	3,739	9,955		1,855	15,549	3,308	9,578		1,744	14,630

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
		Actual return on plan assets

	Balance at beginning of period	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period

2010 (CHF million)

Debt securities - corporates	176	16	1	(56)	(15)	122

Real estate	996	32	0	40	(2)	1,066

of which direct	982	29	0	3	0	1,014

of which indirect	14	3	0	37	(2)	52

Alternative investments	572	(7)	3	104	(5)	667

of which private equity	527	(7)	1	61	(1)	581

of which hedge funds	45	0	2	38	(4)	81

of which other	0	0	0	5	0	5

Total plan assets at fair value	1,744	41	4	88	(22)	1,855

of which Switzerland	1,497	22	0	68	0	1,587

of which International	247	19	4	20	(22)	268

2009 (CHF million)

Debt securities - corporates	103	20	(2)	55	–	176

Real estate	1,004	36	1	(45)	–	996

of which direct	970	55	1	(44)	–	982

of which indirect	34	(19)	0	(1)	–	14

Alternative investments	499	(23)	(1)	97	–	572

of which private equity	461	(35)	3	98	–	527

of which hedge funds	38	12	(4)	(1)	–	45

Other investments	25	0	16	(41)	–	0

Total plan assets at fair value	1,631	33	14	66	–	1,744

of which Switzerland	1,396	22	1	78	–	1,497

of which International	235	11	13	(12)	–	247

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation as of the measurement date
	Switzerland		International

December 31	2010	2009	2010	2009

Weighted-average plan asset allocation (%)

Cash and cash equivalents	16.8	18.6	7.4	8.4

Debt securities	40.0	39.5	39.1	31.7

Equity securities	15.8	13.8	47.4	58.8

Real estate	11.2	11.0	2.5	0.7

Alternative investments	16.2	17.1	0.0	(3.5)	[1]

Insurance	0.0	0.0	3.6	3.9

Total	100.0	100.0	100.0	100.0

1 Negative asset allocation was primarily related to derivative instruments.

The following table shows the target plan asset allocation for 2011 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2011.

Weighted-average target plan asset allocation to be applied prospectively
	Switzerland	International

2011 (%)

Cash and cash equivalents	10	1

Debt securities	45	57

Equity securities	20	20

Real estate	10	1

Alternative investments	15	17

Insurance	0	4

Total	100	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	Defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2011	871	8

2012	865	9

2013	863	9

2014	873	10

2015	875	10

For five years thereafter	4,480	56

Defined contribution pension plans
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2010, 2009 and 2008, the Group contributed to these plans and recognized as expense CHF 263 million, CHF 235 million and CHF 249 million, respectively.

30 Derivatives and hedging activities
>>>Derivatives are generally either privately negotiated >>>OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the >>>fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives were used for trading activities.

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
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, >>>repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2010, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five months.

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

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

For further discussion of the fair value of derivatives, refer to Note 33 – Financial instruments.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2010	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,103.8	429.2	422.3	70.0	2.5	1.7

Options bought and sold (OTC)	2,420.3	44.9	46.1	0.0	0.0	0.0

Futures	2,769.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,732.8	480.9	474.6	70.0	2.5	1.7

Forwards	2,062.4	35.2	37.9	19.4	0.4	0.1

Swaps	1,059.0	35.0	45.8	0.0	0.0	0.0

Options bought and sold (OTC)	796.9	14.4	15.1	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,937.4	84.7	98.9	19.4	0.4	0.1

Forwards	15.9	1.7	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	25.4	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	41.8	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.7	4.2	7.5	0.0	0.0	0.0

Options bought and sold (OTC)	268.2	15.0	16.2	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	389.5	17.0	18.0	0.0	0.0	0.0

Equity/index-related products	955.5	37.3	41.8	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,188.4	678.9	689.4	89.4	2.9	1.8

The notional amount for derivative instruments (trading and hedging) was CHF 46,277.8 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2009	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,671.5	473.6	464.5	58.6	1.8	1.3

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,900.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,916.5	523.7	517.0	58.6	1.8	1.3

Forwards	1,682.1	18.9	21.0	22.4	0.2	0.0

Swaps	995.8	31.7	34.0	0.0	0.0	0.0

Options bought and sold (OTC)	866.8	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,584.4	65.6	71.2	22.4	0.2	0.0

Forwards	12.3	1.6	1.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.3	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.6	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.1	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	337.4	17.9	21.1	0.0	0.0	0.0

Futures	124.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	502.5	1.2	1.4	0.0	0.0	0.0

Equity/index-related products	1,181.1	25.8	30.8	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,832.3	711.1	709.0	81.0	2.0	1.3

The notional amount for derivative instruments (trading and hedging) was CHF 43,913.3 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2010		2009

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	681.8	691.2	713.1	710.3

Counterparty netting [1]	(602.9)	(602.9)	(623.8)	(623.8)

Cash collateral netting [1]	(28.5)	(29.2)	(32.2)	(28.8)

Replacement values (trading and hedging) after netting agreements	50.4	59.1	57.1	57.7

of which recorded in trading assets (PRV) and trading liabilities (NRV)	47.7	57.9	55.1	56.5

of which recorded in other assets (PRV) and other liabilities (NRV)	2.7	1.2	2.0	1.2

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	2010	2009	2008

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	564	(664)	–

Foreign exchange products	21	3	–

Total	585	(661)	–

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(546)	644	–

Foreign exchange products	(21)	(3)	–

Total	(567)	641	–

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	18	(20)	65

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2010		2009		2008

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products [1]	39		117		–

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	27	[2]	13	[3]	–

Details of cash flow hedges (CHF million)

Net gains/(losses) on the ineffective portion	0		0		(1)

1 Represents gains/(losses) on effective portion. 2 Included in commissions and fees. 3 Included in total operating expenses.

The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 19 million.
Net investment hedges
in	2010		2009		2008

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	8		12		–

Foreign exchange products	1,563		(1,401)		–

Total	1,571		(1,389)		–

Gains/(losses) reclassified from AOCI into income (CHF million)

Interest rate products	0		0		–

Foreign exchange products	(4)	[1]	(21)	[2]	–

Total	(4)		(21)		–

Represents gains/(losses) on effective portion.
1 Included in other revenues. 2 Primarily included in discontinued operations.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. Instead of separately disclosing gains and losses of these derivative instruments by type of contracts, the Group elected to provide alternative disclosures as offered under US GAAP. For these alternative disclosures, refer to Note 8 – Trading revenues.

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

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the >>>NRV of derivative instruments with credit-risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

2010 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	–	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

2009 (CHF billion)

Current net exposure	10.5	3.3	1.6	15.4

Collateral posted	9.0	3.4	–	12.4

Additional collateral required in a one-notch downgrade event	0.2	2.4	0.7	3.3

Additional collateral required in a two-notch downgrade event	0.5	4.4	1.0	5.9

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. They are generally privately negotiated OTC contracts, with numerous settlement and payment terms, and most are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and non-investment grade and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These instruments can be formed as single items (single-named instruments) or combined on a portfolio basis (multi-named instruments). The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The credit derivatives most commonly transacted by the Group are >>>CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

In addition, to reduce its credit risk, the Group enters into legally enforceable >>>netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract.

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit-risk-related events. The Group believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Group’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Group is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.

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

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.

The Group also considers estimated recoveries that they would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type.

Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

The Group purchases its protection from banks and broker dealers, other financial institutions and other counterparties.
Fair value of credit protection sold
The fair values of the credit protection sold also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract. >>>Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2010

end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF million)

Investment grade [2]	(467,460)	450,139		(17,321)	49,008	975

Non-investment grade	(195,340)	169,173		(26,167)	17,161	(2,208)

Total single-name instruments	(662,800)	619,312		(43,488)	66,169	(1,233)

of which sovereigns	(115,191)	113,546		(1,645)	10,305	(2,390)

of which non-sovereigns	(547,609)	505,766		(41,843)	55,864	1,157

Multi-name instruments (CHF million)

Investment grade [2]	(238,372)	215,052		(23,320)	14,480	(4,765)

Non-investment grade	(60,283)	55,884		(4,399)	16,112	(1,088)

Total multi-name instruments	(298,655)	270,936		(27,719)	30,592	(5,853)

of which sovereigns	(15,425)	14,589		(836)	643	(636)

of which non-sovereigns	(283,230)	256,347		(26,883)	29,949	(5,217)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above.

Credit protection sold
	2009

end of	Credit protection sold	Fair value of credit protection sold	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	(608,416)	8,709	598,908

Non-investment grade	(222,402)	(12,790)	215,675

Total single-name instruments	(830,818)	(4,081)	814,583

of which sovereigns	(128,760)	(782)	128,141

of which non-sovereigns	(702,058)	(3,299)	686,442

Multi-name instruments (CHF million)

Investment grade [1]	(291,880)	(9,271)	285,683

Non-investment grade	(58,579)	494	56,144

Total multi-name instruments	(350,459)	(8,777)	341,827

of which sovereigns	(347)	(58)	111

of which non-sovereigns	(350,112)	(8,719)	341,716

1 Based on internal ratings of BBB and above.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2010 (CHF million)

Single-name instruments	90,718	468,223	103,859	662,800

Multi-name instruments	27,257	227,007	44,391	298,655

Total	117,975	695,230	148,250	961,455

2009 (CHF million)

Single-name instruments	100,387	592,575	137,856	830,818

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,583	201,153	1,181,277

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

Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2010 (CHF million)

Credit guarantees and similar instruments	3,413	1,525	1,033	1,437	7,408	6,922		512	4,357

Performance guarantees and similar instruments	8,076	2,157	1,213	660	12,106	10,840		100	4,317

Securities lending indemnifications	18,254	0	0	0	18,254	18,254		0	18,254

Derivatives [2]	35,804	19,292	6,486	4,061	65,643	65,643		2,246	–	[3]

Other guarantees	4,349	544	278	287	5,458	5,387		8	2,622

Total guarantees	69,896	23,518	9,010	6,445	108,869	107,046		2,866	29,550

2009 (CHF million)

Credit guarantees and similar instruments	3,290	1,589	1,533	1,655	8,067	7,309		543	4,521

Performance guarantees and similar instruments	6,342	4,004	1,008	806	12,160	10,707		96	3,995

Securities lending indemnifications	22,644	0	0	0	22,644	22,644		0	22,644

Derivatives [2]	29,168	25,535	13,277	12,615	80,595	80,595		2,455	–	[3]

Other guarantees	3,836	564	200	275	4,875	4,807		10	2,181

Total guarantees	65,280	31,692	16,018	15,351	128,341	126,062		3,104	33,341

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. In the case of certain active commercial banks, prior periods have been conformed to the current presentation. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Group to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees and other guarantees associated with VIEs.

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

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construction contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

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

Securities lending indemnifications
Securities lending indemnifications include arrangements in which the Group agreed to indemnify securities lending customers against losses incurred in the event that security borrowers do not return securities subject to the lending agreement and the collateral held is insufficient to cover the market value of the securities borrowed. As indicated in the Guarantees table, the Group was fully collateralized in respect of securities lending indemnifications.

Derivatives
Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has not included such contracts as guarantees.

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

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that are not allocated to one of the categories above.

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

Representations and warranties on mortgages
In connection with Investment Banking’s sale of residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The Group sold approximately USD 8.2 billion of residential mortgage loans to GSEs during the period January 1, 2004 to December 31, 2010. The Group had outstanding GSE repurchase claims of USD 39 million as of December 31, 2010 and 2009, respectively.

The Group sold approximately USD 21.7 billion of residential mortgage loans to private investors, primarily banks, during the period January 1, 2004 to December 31, 2010. The Group had outstanding repurchase claims relating to sales of residential mortgage loans to private investors of USD 434 million and USD 254 million as of December 31, 2010 and 2009, respectively.

The Group sold approximately USD 128.5 billion of residential mortgage loans in connection with non-agency securitizations during the period January 1, 2004 to December 31, 2010. The outstanding balance of these residential mortgage loans as of December 31, 2010 was USD 36.0 billion. The difference between the total balance of mortgage loans sold in connection with the securitizations and the outstanding balance as of December 31, 2010 is attributable to borrower payments of USD 79.1 billion, and losses of USD 13.4 billion to loan defaults. The Group had no outstanding repurchase claims relating to non-agency securitizations as of December 31, 2010. Representations and warranties in non-agency securitizations are more limited in scope than those relating to GSE securitizations, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties in non-agency securitizations. The Group is involved in litigation relating to its non-agency securitization activities.

The Group incurred losses relating to residential mortgage repurchases of USD 24 million during each of the years ending December 31, 2010 and 2009, respectively, primarily relating to claims from GSEs. The Group had a reserve of USD 29 million and USD 33 million as of December 31, 2010 and 2009, respectively, substantially all relating to claims from GSEs.

Repurchase claims may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.
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

Lease commitments

Lease commitments (CHF million)

2011	583

2012	503

2013	447

2014	388

2015	335

Thereafter	2,234

Future operating lease commitments	4,490

Less minimum non-cancellable sublease rentals	400

Total net future minimum lease commitments	4,090

Rental expense for operating leases
in	2010	2009	2008

Rental expense for operating leases (CHF million)

Minimum rental expense	625	599	475

Sublease rental income	(123)	(125)	(119)

Total net expenses for operating leases	502	474	356

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2010 (CHF million)

Irrevocable commitments under documentary credits	4,500	10	41	0	4,551	4,162		1,883

Loan commitments	153,759	35,459	12,234	8,101	209,553	202,999		142,425

Forward reverse repurchase agreements	51,968	0	0	0	51,968	51,968		51,968

Other commitments	1,375	833	1,095	557	3,860	3,860		55

Total other commitments	211,602	36,302	13,370	8,658	269,932	262,989		196,331

2009 (CHF million)

Irrevocable commitments under documentary credits	4,543	15	25	0	4,583	4,183		2,037

Loan commitments	175,656	33,888	10,064	8,876	228,484	222,128		159,349

Forward reverse repurchase agreements	43,481	0	0	0	43,481	43,481		43,481

Other commitments	6,377	1,529	757	302	8,965	8,965		6

Total other commitments	230,057	35,432	10,846	9,178	285,513	278,757		204,873

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

32 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and are generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue >>>commercial mortgage-backed securities (CMBS), >>>residential mortgage-backed securities (RMBS) and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue >>>collateralized debt obligations (CDOs). The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.

As a result of the issuance of new guidance effective January 1, 2010, the Group lost sale accounting treatment for certain asset transfers and for certain transfers of portions of assets that do not meet the definition of participating interests. The impact of this change in accounting guidance did not have a material impact on the Group’s financial condition, result of operations or cash flow.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2010, 2009 and 2008 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement as of the end of 2010, 2009 and 2008, regardless of when the securitization occurred.

Securitizations
in	2010	2009	[1]	2008	[1]

Gains and cash flows (CHF million)

CMBS
Net gain [2]	13	0		32

Proceeds from transfer of assets	523	144		1,137

Purchases of previously transferred financial assets or its underlying collateral	0	0		(173)

Servicing fees	1	1		2

Cash received on interests that continue to be held	150	244		273

RMBS
Net gain [2]	214	194		56

Proceeds from transfer of assets	52,308	34,246		20,998

Purchases of previously transferred financial assets or its underlying collateral	0	(46)		(3)

Servicing fees	6	6		4

Cash received on interests that continue to be held	488	329		231

ABS [3]
Net gain [2]	0	19		0

Proceeds from transfer of assets	0	104		0

Purchases of previously transferred financial assets or its underlying collateral	0	(18)		0

Cash received on interests that continue to be held	6	18		22

CDO
Net gain [2]	69	107		63

Proceeds from transfer of assets	2,952	2,374		1,612

Purchases of previously transferred financial assets or its underlying collateral [4]	(1,823)	(1,850)		0

Cash received on interests that continue to be held	157	13		44

1 Amounts were previously presented separately as qualified special purpose entities (QSPEs) and SPEs. The change in the presentation was a result of new guidance. 2 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 3 Primarily home equity loans. 4 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-backed financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
Leveraged finance structures are used to assist in the syndication of certain loans held by the Group. Typically, a third-party private equity sponsor will establish a SPE which in turn will purchase a loan from the Group. The debt (loan facility) provided by the Group has recourse only to the assets held within the SPE.

Repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk. Typically, the SPE structure will issue notes to the client, enter into a derivative through which the desired exposure is introduced and then collateral will be purchased from the Group.

Other types of structures in this category include life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes and other alternative structures created for the purpose of investing in venture capital-like investments.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2010, 2009 and 2008 transfers (which were not securitizations) treated as sales, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 2010, 2009 and 2008, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
in	2010	2009	2008

Gains and cash flows (CHF million)

Net gain [1]	16	12	22

Proceeds from transfer of assets [2]	1,424	3,494	6,063

Purchases of previously transferred financial assets or its underlying collateral	(696)	(219)	0

Cash received on interests that continue to be held	1,376	1,422	1,315

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through,” premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

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

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of an asset purchase agreement. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2010 and 2009, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2010		2009	[1]

CHF million

CMBS
Principal amount outstanding	45,129	[2]	48,854	[2]

Total assets of SPE	65,667		71,477

RMBS
Principal amount outstanding	79,077	[2]	92,083	[2]

Total assets of SPE	85,556		99,119

ABS
Principal amount outstanding	4,171		7,244

Total assets of SPE	4,171		7,244

CDO
Principal amount outstanding	29,275	[2]	37,474	[2]

Total assets of SPE	29,279		37,952

Other asset-backed financing activities
Principal amount outstanding	10,770		12,261	[2]

Total assets of SPE	10,770		13,862

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Principal amount outstanding relates to assets transferred from the Group and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 33 – Financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer	CMBS	RMBS

CHF million, except where indicated

Fair value of beneficial interests	79	3,110

of which level 2	79	2,751

of which level 3	0	359

Weighted-average life, in years	6.4	7.7

Prepayment speed assumption (rate per annum), in % [1]	–	0.0-43.7

Cash flow discount rate (rate per annum), in % [2]	5.5-10.2	0.0-70.1

Expected credit losses (rate per annum), in %	3.2-8.0	0.0-71.5

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2010 and 2009.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 2010	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	412		1,694	22	262		2,440

of which non-investment grade	25		1,070	22	35		2,397

Weighted-average life, in years	3.4		6.9	11.4	1.8		3.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.2-35.8	0.0-4.1	–		–

Impact on fair value from 10% adverse change	–		(38.8)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(78.1)	(0.3)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.2-40.3		2.2-52.5	7.5-28.0	0.7-29.2		0.8-7.8

Impact on fair value from 10% adverse change	(13.7)		(61.8)	(1.0)	(1.3)		(4.6)

Impact on fair value from 20% adverse change	(26.6)		(117.6)	(1.8)	(2.6)		(9.3)

Expected credit losses (rate per annum), in %	1.8-40.2		1.5-49.9	3.6-24.9	0.8-27.6		6.6-13.3

Impact on fair value from 10% adverse change	(9.8)		(48.2)	(0.6)	(0.8)		(4.1)

Impact on fair value from 20% adverse change	(19.2)		(92.1)	(1.2)	(1.5)		(8.4)

end of 2009	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

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

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2010 and 2009. For information on assets pledged or assigned, refer to Note 34 – Assets pledged or assigned.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2010	2009

CHF million

CMBS
Other assets	602	940

Liability to SPE, included in Other liabilities	(602)	(940)

RMBS
Other assets	58	296

Liability to SPE, included in Other liabilities	(58)	(296)

ABS
Trading assets	19	116

Other assets	1,341	1,137

Liability to SPE, included in Other liabilities	(1,360)	(1,253)

CDO
Trading assets	203	193

Other assets	171	195

Liability to SPE, included in Other liabilities	(374)	(388)

Other asset-backed financing activities
Trading assets	1,381	1,575

Other assets	29	15

Liability to SPE, included in Other liabilities	(1,410)	(1,590)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an on-going basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualified SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualified SPEs. For further information on the fair value option, refer to Note 33 – Financial instruments.

Application of the requirements for consolidation of VIEs may require the exercise of significant management judgment. In the event consolidation of a VIE is required, the exposure to the Group is limited to that portion of the VIE’s assets attributable to any variable interest held by the Group prior to any risk management activities to hedge the Group’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Group, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Group may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Group’s capacity as the prime broker. The Group also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Group is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Group acts as structurer, manager, distributor, broker, market maker or liquidity provider.

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

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Except as described below, the Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.

Typically, the collateral manager in a managed CDO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO this “power” role is more difficult to analyze and may be the sponsor of the entity or the >>>CDS counterparty.

CDOs provide credit risk exposure to a portfolio of ABS (cash CDOs) or a reference portfolio of securities (synthetic CDOs). Cash CDO transactions hold actual securities whereas synthetic CDO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Group may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO entities may have actively managed portfolios or static portfolios.

The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Group in the event of default.
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity, The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The Group does not have any ownership interest in Alpine. However, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure and power over the activities of Alpine. Effective January 1, 2010, the Group was deemed the primary beneficiary of Alpine and consolidated it in accordance with the new guidance. For further information, refer to Note 1 – Summary of significant accounting policies.

The overall average maturity of the conduit’s outstanding CP was approximately 12 days and 14 days as of December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, Alpine had the highest short-term ratings from Fitch, Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of December 31, 2010 and 2009, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.5 years and 3.6 years as of December 31, 2010 and 2009, respectively.

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
The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Group’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Group’s risk management framework.

Financial intermediation consists of securitizations, funds, loans, and other vehicles.
Securitizations
Securitizations are primarily >>>CMBS, >>>RMBS and ABS vehicles. The Group acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.

The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Group provided. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE will be deemed to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Group may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Group as a result of underwriting or market-making activities, financing provided to the vehicles and the Group’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Group may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Funds have been deferred from the application of the recent FASB guidance. Rather than the revised consolidation model which incorporated power and the potential to absorb significant risk and rewards, the previous consolidation model was used which resulted in the Group being the primary beneficiary and consolidating the funds if it held more than 50% of their outstanding issuances.

The Group repositioned certain of its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities.

As of December 31, 2010 and 2009, the fair value of its balance sheet exposure from these purchased securities was zero and CHF 260 million, respectively. Net gains/(losses) on securities purchased from the Group’s money market funds were CHF 143 million, CHF 109 million and CHF (687) million in 2010, 2009 and 2008, respectively.

Loans
Loans are single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the businesses provides the equity in the vehicle. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets.

The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.

The third-party sponsor of the VIE will typically have control over the assets during the life structure and have the potential to absorb significant gains and losses; The Group is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Group gaining control over the assets. If the Group’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediation on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. As a result of the issuance of new guidance, certain entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category. These entities were previously consolidated but were excluded from the scope of the table under previous guidance.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2010 and 2009.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 2010	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	39	33	72

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,278	420	4,100

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,892	3,508	35,942

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	322	327	840

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	543	627	25,154

Total assets of consolidated VIEs increased CHF 27.1 billion, from CHF 8.8 billion as of 2009 to CHF 35.9 billion as of 2010. A significant portion of the increase was due to the adoption of ASU 2009-17 as of January 1, 2010, including an incremental increase to the Group's consolidated balance sheet from the adoption of ASU 2009-17 of CHF 15.0 billion and an increase in total assets of consolidated VIEs of CHF 12.9 billion of variable interest assets previously recognized on the Group's balance sheet as of the end of 2009 that are now recognized as assets of consolidated VIEs. These increases were partially offset by a decrease of CHF 0.8 billion of assets from 2010 activity and certain previously consolidated VIEs that were not required to be included in this disclosure prior to the adoption of ASU 2009-17.

Consolidated VIEs in which the Group was the primary beneficiary (continued)
end of 2009	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524

Trading assets	473	2,750	3,223

Other investments	0	3,330	3,330

Net loans	0	157	157

Other assets	1	1,598	1,599

Total assets of consolidated VIEs	483	8,350	8,833

of which structured investment products	–	1,622	1,622

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466

Short-term borrowings	15	0	15

Long-term debt	193	1,717	1,910

Other liabilities	6	520	526

Total liabilities of consolidated VIEs	214	2,703	2,917

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain involvement with VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

In December 2009, the FASB issued ASU 2009-17, changing how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated, but did not require retrospective application. The disclosure for 2009 has not been restated to reflect the expanded scope of entities now subject to consolidation, primarily relating to qualified SPEs, and therefore is not comparable to the 2Q10 disclosure.

Non-consolidated VIEs
		Financial intermediation

end of 2010	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	2,426	645	2,905	9,953

Net loans	332	145	1,634	6,520	2,031	10,662

Other assets	0	0	80	0	32	112

Total variable interest assets	462	3,992	4,140	7,165	4,968	20,727

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	4,270	7,936	5,370	25,896

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	66,068	31,006	15,778	238,367

			Financial intermediation

end of 2009	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	2,148	4,401	537	23,686

Other assets	0	4	0	207	0	1	212

Total variable interest assets	1,483	12,918	4,783	4,755	5,569	1,253	30,761

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,678	13,138	8,925	4,812	6,394	1,517	36,464

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	20,150	5,098	37,015	50,593	24,638	13,157	150,651

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

Fair value of financial instruments
The >>>fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain >>>CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>>OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and >>>CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current >>>CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master >>>netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

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

Fair value option
The Group elected fair value for certain of its financial statement captions as follows:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
The Group has elected to account for structured resale agreements and most matched book resale agreements at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing resale agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Other investments
The Group has elected to account for certain equity method investments at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. Certain similar instruments, such as those relating to equity method investments in strategic relationships, for example, the Group’s ownership interest in certain clearance organizations, which were eligible for the fair value option, were not elected due to the strategic relationship.

Loans
The Group has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that existed due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its Private Banking segment at fair value, such as domestic consumer lending, mortgages and corporate loans, as these loans are not managed on a fair value basis.

Other assets
The Group elected the fair value option for loans held-for-sale, due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under US GAAP. The Group did elect the fair value option for these types of transactions.

Due to banks
The Group elected the fair value option for certain time deposits associated with its emerging markets activities.
Customer deposits
The Group’s customer deposits include fund-linked deposits. The Group elected the fair value option for these fund-linked deposits. Fund-linked products are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes.

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Group has elected to account for structured repurchase agreements and most matched book repurchase agreements at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

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

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under US GAAP. The Group did elect the fair value option for these types of transactions.

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

Assets and liabilities measured at fair value on a recurring basis
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Securities received as collateral	36,319	5,828	0	0		42,147

Debt	84,937	58,605	11,013	0		154,555

of which foreign governments	67,775	8,100	373	0		76,248

of which corporates	196	34,722	3,803	0		38,721

of which RMBS	16,233	6,937	3,264	0		26,434

of which CMBS	0	2,226	1,861	0		4,087

of which CDO	0	5,764	1,135	0		6,899

Equity	91,376	10,943	622	0		102,941

Derivatives	7,004	663,116	8,719	(631,095)		47,744

of which interest rate products	3,217	475,596	2,072	–		–

of which foreign exchange products	1	83,857	843	–		–

of which equity/index-related products	3,002	31,967	2,300	–		–

of which credit derivatives	0	46,824	2,725	–		–

Other	7,229	10,217	2,018	0		19,464

Trading assets	190,546	742,881	22,372	(631,095)		324,704

Debt	6,186	1,590	79	0		7,855

of which foreign governments	5,904	284	18	0		6,206

of which corporates	0	984	0	0		984

of which CDO	0	321	62	0		383

Equity	4	86	0	0		90

Investment securities	6,190	1,676	79	0		7,945

Private equity	0	0	4,609	0		4,609

of which equity funds	0	0	3,516	0		3,516

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	631	807	4,723	0		6,161

of which private	8	614	4,719	0		5,341

Life finance instruments	0	0	1,844	0		1,844

Other investments	631	1,382	11,435	0		13,448

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,526	9,253	(195)		39,470

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	239,572	924,296	50,660	(631,290)		583,238

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(4,518)	0		(5,910)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not consolidated under Basel II	239,050	911,771	38,987	(631,290)		558,518

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 Assets of consolidated VIEs that are not risk-weighted assets under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,444	0	0		3,444

Customer deposits	0	3,537	0	0		3,537

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Obligation to return securities received as collateral	36,319	5,828	0	0		42,147

Debt	44,635	11,356	65	0		56,056

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,432	65	0		9,503

Equity	19,580	404	28	0		20,012

Derivatives	6,817	673,437	9,107	(631,432)		57,929

of which interest rate products	2,980	470,284	1,341	–		–

of which foreign exchange products	16	95,916	2,941	–		–

of which equity/index-related products	2,971	35,897	2,940	–		–

of which credit derivatives	0	45,343	1,256	–		–

Trading liabilities	71,032	685,197	9,200	(631,432)		133,997

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	66,493	16,797	0		83,692

of which treasury debt over two years	0	19,500	0	0		19,500

of which structured notes over two years	0	20,162	9,488	0		29,650

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	26,047	3,734	(596)		29,185

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	916,921	30,361	(632,028)		423,007

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Securities received as collateral	36,803	713	0	0		37,516

Debt	93,078	54,357	11,980	0		159,415

of which foreign governments	60,439	10,721	39	0		71,199

of which corporates	3,585	32,094	4,816	0		40,495

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,329	13,714	488	0		100,531

Derivatives	6,474	693,368	11,192	(655,903)		55,131

of which credit derivatives	0	63,864	4,339	–		–

Other	6,337	8,514	2,310	0		17,161

Trading assets	192,218	769,953	25,970	(655,903)		332,238

Debt	9,967	633	86	0		10,686

of which foreign governments	8,712	262	19	0		8,993

Equity	5	102	0	0		107

Investment securities	9,972	735	86	0		10,793

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	7,192	0		12,851

of which private	0	3,902	7,190	0		11,092

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	14,253	0		21,126

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,633	6,744	(24)		29,125

Total assets at fair value	246,303	945,325	59,676	(655,927)		595,377

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,011)	0		(8,639)

Assets at fair value excluding noncontrolling interests	245,006	944,994	52,665	(655,927)		586,738

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,695	0	0		4,695

Customer deposits	0	2,676	0	0		2,676

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Obligation to return securities received as collateral	36,803	713	0	0		37,516

Debt	48,719	9,692	93	0		58,504

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	19	7,011	93	0		7,123

Equity	17,908	503	31	0		18,442

Derivatives	6,058	691,049	11,827	(652,399)		56,535

of which credit derivatives	0	59,869	1,996	–		–

Trading liabilities	72,685	701,244	11,951	(652,399)		133,481

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	57,867	16,646	0		74,513

Other liabilities	246	26,253	3,995	(105)		30,389

Total liabilities at fair value	109,734	918,597	32,962	(652,504)		408,789

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Transfers between level 1 and level 2 during 2010 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3
						Trading revenues			Other revenues

2010	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	(209)		0		8	0		0	(116)	1,197

Debt	11,980	3,142	(2,422)	(1,946)		193		1,037	0		(2)	(969)	11,013

of which corporates	4,816	770	(604)	(870)		45		121	0		(2)	(473)	3,803

of which RMBS	3,626	1,239	(1,093)	(824)		126		491	0		0	(301)	3,264

of which CMBS	2,461	259	(207)	(577)		12		(73)	0		0	(14)	1,861

of which CDO	559	607	(435)	(28)		7		526	0		0	(101)	1,135

Equity	488	334	(177)	48		(3)		(31)	0		0	(37)	622

Derivatives	11,192	2,493	(2,156)	(2,411)		108		301	0		(1)	(807)	8,719

of which interest rate products	1,529	576	(206)	(109)		102		353	0		(1)	(172)	2,072

of which equity/index-related products	3,298	236	(644)	(744)		104		315	0		0	(265)	2,300

of which credit derivatives	4,339	1,407	(1,060)	(870)		(141)		(739)	0		0	(211)	2,725

Other	2,310	688	(778)	14		27		(37)	0		0	(206)	2,018

Trading assets	25,970	6,657	(5,533)	(4,295)		325		1,270	0		(3)	(2,019)	22,372

Investment securities	86	0	(133)	148		0		4	0		0	(26)	79

Equity	12,205	328	(397)	(2,329)		0		(14)	25		581	(808)	9,591

Life finance instruments	2,048	0	0	(134)		0		113	0		0	(183)	1,844

Other investments	14,253	328	(397)	(2,463)		0		99	25		581	(991)	11,435

Loans	11,079	1,215	(3,686)	(1,689)		51		81	0		34	(827)	6,258

of which commercial and industrial loans	8,346	703	(1,644)	(3,251)		43		(267)	0		34	(406)	3,558

of which financial institutions	2,454	160	(1,839)	1,439		8		362	0		0	(389)	2,195

Other intangible assets	30	0	0	91		0		0	0		(48)	(7)	66

Other assets	6,744	4,808	(7,169)	4,158		852		1,043	0		39	(1,222)	9,253

of which loans held-for-sale	6,220	4,744	(7,132)	4,294		849		1,106	0		46	(1,195)	8,932

Total assets at fair value	59,676	13,008	(16,918)	(4,259)		1,228		2,505	25		603	(5,208)	50,660

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	356		(3)		3	0		0	(55)	507

Trading liabilities	11,951	2,109	(2,632)	(2,134)		397		454	0		0	(945)	9,200

of which interest rate derivatives	1,786	387	(307)	(283)		57		(179)	0		0	(120)	1,341

of which foreign exchange derivatives	2,936	156	(16)	(421)		5		561	0		0	(280)	2,941

of which equity/index-related derivatives	3,635	194	(744)	(574)		140		639	0		0	(350)	2,940

of which credit derivatives	1,996	1,244	(939)	(467)		35		(530)	0		0	(83)	1,256

Short-term borrowings	164	46	(69)	33		5		(41)	0		0	(15)	123

Long-term debt	16,646	4,313	(8,781)	4,595		658		1,600	0		0	(2,234)	16,797

of which structured notes over two years	14,781	1,330	(3,364)	(2,198)		(52)		179	0		0	(1,188)	9,488

of which non-recourse liabilities	0	2,789	(5,069)	7,975		696		1,425	0		0	(991)	6,825

Other liabilities	3,995	409	(150)	(42)		(39)		(283)	0		170	(326)	3,734

of which failed sales	1,932	197	(37)	161		5		(244)	0		0	(165)	1,849

Total liabilities at fair value	32,962	6,877	(11,632)	2,808		1,018		1,733	0		170	(3,575)	30,361

Net assets/liabilities at fair value	26,714	6,131	(5,286)	(7,067)		210		772	25		433	(1,633)	20,299

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. For further information, refer to Note 2 – Recently issued accounting standards. 2 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
					Trading revenues			Other revenues

2009	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,570	0	0	(58)	0	0	0	0	0	2	1,514

Debt	19,860	2,189	(3,693)	(7,002)	61	663	110	0	0	(2)	(206)	11,980

of which corporates	13,193	677	(2,332)	(7,543)	(9)	618	232	0	0	(2)	(18)	4,816

of which RMBS	2,512	754	(863)	819	(33)	19	540	0	0	0	(122)	3,626

of which CMBS	2,306	195	(154)	363	24	9	(210)	0	0	0	(72)	2,461

Equity	2,187	1,829	(1,510)	(1,905)	(133)	(41)	(26)	0	0	(5)	92	488

Derivatives	24,795	5,051	(8,994)	(10,134)	(1,389)	472	1,488	0	0	0	(97)	11,192

of which credit derivatives	12,107	3,939	(4,649)	(5,955)	(1,230)	440	(378)	0	0	0	65	4,339

Other	4,254	276	(1,971)	(1,017)	17	103	726	0	0	1	(79)	2,310

Trading assets	51,096	9,345	(16,168)	(20,058)	(1,444)	1,197	2,298	0	0	(6)	(290)	25,970

Investment securities	0	0	0	47	0	0	35	0	0	0	4	86

Equity	16,933	1,981	(1,602)	(3,261)	0	0	10	(103)	(3)	(1,588)	(162)	12,205

Life finance instruments	1,942	9	0	314	1	0	(164)	0	0	0	(54)	2,048

Other investments	18,875	1,990	(1,602)	(2,947)	1	0	(154)	(103)	(3)	(1,588)	(216)	14,253

Loans	14,309	1,006	(1,424)	(3,686)	57	(328)	1,202	0	0	0	(57)	11,079

Other intangible assets	113	0	0	(48)	0	0	0	0	0	(36)	1	30

Other assets	13,645	1,068	(3,132)	(5,293)	(61)	528	58	0	0	0	(69)	6,744

Total assets at fair value	98,038	14,979	(22,326)	(31,985)	(1,505)	1,397	3,439	(103)	(3)	(1,630)	(625)	59,676

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	205	0	0	2	0	0	0	0	0	(1)	206

Trading liabilities	23,590	4,997	(8,686)	(7,925)	(857)	882	115	0	0	0	(165)	11,951

of which derivatives	23,455	4,706	(8,470)	(7,806)	(835)	892	43	0	0	0	(158)	11,827

Short-term borrowings	350	381	(5)	(795)	(3)	(1)	216	0	0	0	21	164

Long-term debt	23,853	1,864	(2,932)	(6,155)	168	343	(268)	0	0	0	(227)	16,646

Other liabilities	3,251	678	(1,603)	595	3	187	264	22	0	737	(139)	3,995

Total liabilities at fair value	51,047	8,125	(13,226)	(14,283)	(687)	1,411	327	22	0	737	(511)	32,962

Net assets/liabilities at fair value	46,991	6,854	(9,100)	(17,702)	(818)	(14)	3,112	(125)	(3)	(2,367)	(114)	26,714

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2010				2009

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	982	458	1,440	[1]	2,280	(2,495)	(215)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,197)	120	(1,077)		(2,506)	(2,354)	(4,860)

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

Transfers in and out of level 3
Transfers into level 3 assets during 2010 were CHF 13,008 million, primarily from loans held-for-sale and trading assets. Transfers were from emerging markets debt, rate products and private equity investments due to a decrease in price observability and coverage of vendor quotes. Transfers out of level 3 assets during 2010 were CHF 16,918 million, primarily in trading assets and loans held-for-sale. Transfers out of level 3 assets principally comprised mortgage-linked assets and corporate banking lending due to an increase in price observability and coverage of vendor quotes.

Non-recurring fair value changes
Certain assets and liabilities are measured at fair value on a non-recurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment.

Nonrecurring fair value changes
end of	2010	2009

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.6	1.1

of which level 2	0.1	0.1

of which level 3	0.5	1.0

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
Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads.

CMBS, RMBS and ABS/CDO structures
Values of >>>RMBS, >>>CMBS and other ABS may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Values of RMBS, CMBS and other ABS for which there are no significant observable inputs are valued using benchmarks to similar transactions or indices and other valuation models.

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

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring inputs such as credit spreads, recovery rates, credit volatilities, default correlations, cash/synthetic basis spreads and prepayment rate. These input parameters are generally implied from available market observable data.

Commodity derivatives
Commodity derivatives include forwards, vanilla and exotic options, swaps, swaptions, and structured transactions. Vanilla products are generally valued using industry standard models, while more complex products may use proprietary models. Commodity derivative model inputs include cross commodity correlation, foreign exchange commodity correlation, commodity forward rate curves, spot prices, commodity volatility and the yield curve. Inputs can be validated from executed trades, broker and consensus data. In other cases, historic relationships may be used to estimate model inputs.

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

Loans
The Group’s loan portfolio measured at fair value includes commercial loans, residential loans, corporate loans, leveraged financed loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines, on the corporate lending portfolio, are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan.

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

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2010			2009

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	105	187	(82)	168	273	(105)

Non-interest-earning loans	653	2,087	(1,434)	1,519	3,763	(2,244)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	136,906	135,939	967	128,303	127,575	728

Loans	18,552	18,677	(125)	36,246	33,672	2,574

Other assets [1]	25,078	36,195	(11,117)	11,991	23,441	(11,450)

Due to banks and customer deposits	(410)	(420)	10	(1,868)	(1,870)	2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(123,697)	(123,562)	(135)	(122,136)	(122,053)	(83)

Short-term borrowings	(3,308)	(3,262)	(46)	(3,383)	(3,439)	56

Long-term debt	(83,692)	(90,271)	6,579	(74,513)	(75,767)	1,254

Other liabilities	(5,734)	(7,569)	1,835	(6,197)	(8,531)	2,334

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2010		2009

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	11	[1]	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,901	[1]	1,363	[1]

Other trading assets	46	[2]	262	[2]

Other investments	(225)	[3]	998	[3]

of which related to credit risk	(2)		0

Loans	1,065	[1]	7,976	[2]

of which related to credit risk	707		5,255

Other assets	5,896	[2]	1,458	[1]

of which related to credit risk	589		549

Due to banks and customer deposits	(27)	[2]	(9)	[1]

of which related to credit risk	0		2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(471)	[1]	(1,421)	[1]

Short-term borrowings	(51)	[2]	(778)	[2]

of which related to credit risk [4]	1		6

Long-term debt	(6,162)	[2]	(10,345)	[2]

of which related to credit risk [4]	273		(4,004)

Other liabilities	(232)	[2]	1,299	[2]

of which related to credit risk	(97)		1,125

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF 341 million and CHF (4,458) million in 2010 and 2009, respectively.

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

Fair value, unfunded commitments and term of redemption conditions
end of 2010	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		29		29	0

Equity funds	37		6,340	[1]	6,377	0

Equity funds sold short	0		(109)		(109)	0

Total funds held in trading assets and liabilities	37		6,260		6,297	0

Debt funds	20		330		350	234

Equity funds	8		219		227	0

Others	5		252		257	0

Hedge funds	33		801	[2]	834	234

Debt funds	12		0		12	19

Equity funds	3,516		0		3,516	1,054

Real estate funds	322		0		322	223

Others	759		0		759	213

Private equities	4,609		0		4,609	1,509

Equity method investments	1,183		0		1,183	0

Total funds held in other investments	5,825		801		6,626	1,743

Total fair value	5,862	[3]	7,061	[4]	12,923	1,743	[5]

1 47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 22% is redeemable on demand with a notice period of less than 30 days and 17% is redeemable on a monthly basis with a notice period primarily of more than 30 days. 3 Includes CHF 2,399 million attributable to noncontrolling interests. 4 Includes CHF 95 million attributable to noncontrolling interests. 5 Includes CHF 641 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 2009	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	121		8,002	[1]	8,123	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	150		8,022		8,172	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equities	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,404	[3]	9,543		15,947	1,977	[4]

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

Carrying value and estimated fair values of financial instruments
	2010		2009

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	220,443	220,443	209,499	209,499

Securities received as collateral	42,147	42,147	37,516	37,516

Trading assets	324,704	324,704	332,238	332,238

Investment securities	8,397	8,397	11,232	11,232

Loans	218,842	221,937	237,180	239,756

Other financial assets [1]	189,973	190,011	177,891	177,948

Financial liabilities (CHF million)

Due to banks and deposits	325,057	325,051	322,908	322,897

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	168,394	191,687	191,687

Obligation to return securities received as collateral	42,147	42,147	37,516	37,516

Trading liabilities	133,997	133,997	133,481	133,481

Short-term borrowings	21,683	21,683	7,645	7,645

Long-term debt	173,752	172,698	159,365	159,093

Other financial liabilities [2]	123,549	123,549	130,180	130,180

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

end of	2010	2009

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	169,702	225,593

of which assets provided with the right to sell or repledge	112,246	145,177

Fair value of collateral received with the right to sell or repledge	356,970	337,448

of which sold or repledged	307,894	300,665

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	16,090	13,501

Swiss National Bank required minimum liquidity reserves	2,090	1,829

35 Capital adequacy
The Group is subject to regulation by FINMA. The capital levels of the Group are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. The Group operates under the international capital adequacy standards known as Basel II set forth by the Basel Committee on Banking Supervision as implemented by FINMA (Basel II “Swiss finish”). These standards affect the measurement of both risk-weighted assets and eligible capital. The Group has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34. FINMA has advised the Group that it may continue to include as tier 1 capital CHF 1.1 billion and CHF 1.7 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2010 and 2009, respectively.

According to the FINMA and Bank for International Settlements (BIS) capital requirements, total regulatory capital is comprised of two categories. Tier 1 capital consists of total shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital. Deductions from tier 1 capital include, among other items, goodwill and intangible assets, participations in insurance entities, investments in certain bank and finance entities and other adjustments, including cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. Core tier 1 capital excludes hybrid instruments. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of perpetual and dated subordinated debt instruments. The sum of these two capital tiers equals total eligible capital.

The ratios measure capital adequacy by comparing eligible capital with risk-weighted assets positions, which include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

As of December 31, 2010 and 2009, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS statistics
end of	2010	2009

Risk-weighted assets (CHF million)

Credit risk	158,735	164,997

Non-counterparty risk	7,380	7,141

Market risk	18,925	17,458

Operational risk	33,662	32,013

Risk-weighted assets	218,702	221,609

Eligible capital (CHF million)

Core tier 1 capital	26,627	24,009

Tier 1 capital	37,725	36,207

Tier 2 capital	10,074	9,521

Total eligible capital	47,799	45,728

Capital ratios (%)

Core tier 1 ratio	12.2	10.8

Tier 1 ratio	17.2	16.3

Total capital ratio	21.9	20.6

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2010 and 2009, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Group’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).

Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. The reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the Annual General Meeting.

As of December 31, 2010 and 2009, the Group was not subject to restrictions on its ability to pay the proposed dividends.
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

A portion of the Group’s assets under management result from double counting. Double counting arises when assets under management are subject to more than one level of asset management services. Each such separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Group. Specifically, double counting primarily results from the investment of assets under management in collective investment instruments managed by the Group. The extent of double counting is disclosed in the following table.

Assets under management
in / end of	2010	2009

Assets under management (CHF billion)

Assets in collective investment instruments managed by Credit Suisse	215.7	199.4

Assets with discretionary mandates	213.4	222.9

Other assets under management	823.9	806.7

Assets under management (including double counting)	1,253.0	1,229.0

of which double counting	128.0	124.0

Net new assets (CHF billion)

Total net new assets, including double counting	69.0	38.3	[1]

1 Includes net asset outflows of CHF 5.9 billion in 2009 from discontinued operations relating to the sale of part of Asset Management’s traditional investment strategies business.

37 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these proceedings. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such proceedings are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss or ranges of loss can be reasonably estimated for any proceeding.

Most proceedings pending against the Group seek damages of an indeterminate amount. While certain proceedings specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group has disclosed below the amount of damages claimed (if specified in the relevant proceeding) and certain other quantifiable information that is publicly available.

The following table presents a roll forward of the Group’s aggregate litigation provisions.
Litigation provisions
2010

CHF million

Balance at beginning of period	869

Increase in litigation accruals	533

Decrease in litigation accruals	(60)

Decrease for settlements and other cash payments	(398)

Foreign exchange translation	(83)

Balance at end of period	861

The Group’s aggregate litigation provisions include estimates of reasonably possible loss or range of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions is zero to CHF 1.5 billion.

After taking into account its litigation provisions, the Groups believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition. However, in light of the uncertainties involved in such proceedings, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Litigation relating to IPO allocation
Since January 2001, Credit Suisse Securities (USA) LLC (CSS LLC), one of its affiliates and several other investment banks have been named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York (SDNY) concerning initial public offering (IPO) allocation practices. In April 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contain allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also allege that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. In September 2008, a settlement in principle was reached between the plaintiffs and the underwriter and issuer defendants, and in October 2009, the SDNY issued an order granting final approval of the settlement. Certain members of the settlement class have since filed appeals challenging the SDNY’s approval of the settlement. Most of these appeals have been resolved and dismissed, but two appeals remain pending.

Research-related litigation
Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices. Currently, only one federal class action, In re Credit Suisse – AOL Securities Litigation, remains pending in the US District Court for the District of Massachusetts. The case was brought on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) and alleges that CSS LLC’s equity research coverage of AOL between January 2001 and July 2002 was false and misleading. The second amended complaint in this action asserts federal securities fraud and control person liability claims against CSS LLC and certain affiliates and former employees of CSS LLC. The district court denied CSS LLC’s motion to dismiss the complaint in December 2006. In September 2008, the district court granted class certification, and the US Court of Appeals for the First Circuit subsequently declined to hear CSS LLC’s appeal of that decision. In November 2008, CSS LLC filed a motion for summary judgment on the grounds that there was no evidence that CSS LLC’s research coverage of AOL was false or misleading, and there was no evidence that CSS LLC’s research coverage had any effect on AOL’s stock price or caused the losses asserted by the plaintiff class. Oral argument on CSS LLC’s motion was held before the district court in July 2009. In addition, in April and June 2009, CSS LLC and the plaintiff class cross-moved to preclude the testimony of each other’s expert witnesses. Both the motion for summary judgment and the cross-motions to preclude expert testimony remain pending before the district court. Plaintiffs estimate damages of approximately USD 3.9 billion.

Enron-related litigation and inquiries
In April 2002, CSS LLC and certain of its affiliates and certain other investment banks were named as defendants along with, among others, Enron, Enron executives and directors and external law and accounting firms in a putative class action complaint filed in the US District Court for the Southern District of Texas, Newby, et al. v. Enron, et al.(Newby).

While a final judgment dismissing with prejudice the Newby action was entered, three individual actions remain pending against CSS LLC and certain affiliates (and other defendants) in the US District Court for the Southern District of Texas. In Connecticut Resources Recovery Authority v. Lay, et al., the plaintiff seeks to recover from multiple defendants, pursuant to the Connecticut Unfair Trade Practices Act and Connecticut state common law, approximately USD 130 million to USD 180 million in losses it allegedly suffered in a business transaction it entered into with Enron. A motion to dismiss is pending. In Silvercreek Management Inc. v. Citigroup, Inc., et al., the plaintiff seeks to assert federal and Texas state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. Plaintiff has a motion pending for leave to file a further amended complaint, which defendants oppose; once the court rules on what will be the operative complaint, defendants will move to dismiss. In Ravenswood I LLC, et al. v. Citigroup, Inc., et al., plaintiffs as putative successors-in-interest seek to recover approximately USD 140 million relating to the decline in value of certain Enron debt securities purchased by a third party from Enron. A motion to dismiss is pending. In all three actions, plaintiffs assert they relied on Enron’s financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron’s financial statements.

NCFE-related litigation
Since February 2003, lawsuits have been filed against CSS LLC and certain affiliates with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio (SDO) and are known as the MDL cases, investors holding approximately USD 1.9 billion face amount of NCFE’s bonds and approximately USD 12 million in preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bonds, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws. The lawsuits generally allege that CSS LLC and/or its affiliates knew or should have known that the health care receivables purportedly backing the bonds were either ineligible for the programs or non-existent. CSS LLC and its affiliates filed motions to dismiss these cases. In December 2007, the SDO denied, in large part, CSS LLC’s and its affiliates’ motions to dismiss, allowing most of the investor claims to proceed. In February 2009, CSS LLC and its affiliates filed motions for summary judgment seeking to dismiss the bond investors’ remaining claims, and certain of the bond investors filed summary judgment motions seeking judgment on certain of their claims. Generally, CSS LLC contends that based upon the evidence and applicable law, none of the plaintiffs’ claims should be allowed to proceed to trial, whereas plaintiffs urge the SDO to deny the motions based upon their views of the relevant evidence and law. In November 2009, the SDO heard oral argument on the summary judgment motions. In December 2010, the SDO ruled in CSS LCC’s favor on cross-motions for partial summary judgment with respect to a claim under Ohio’s blue sky law. More specifically, the SDO held that application of the Ohio statute would violate the commerce clause of the US constitution. The other summary judgment motions remain under submission with the SDO. To date, CSS LLC and/or its affiliates have settled one bond investor lawsuit. In that settlement, dated April 2009, CSS LLC settled with the New York City Pension Fund plaintiffs for an amount covered by existing reserves.

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

Refco-related litigation
In October 2005, CSS LLC was named, along with other financial services firms, accountants and individuals as a defendant in several federal class action lawsuits filed in the SDNY relating to Refco Inc. These actions, now consolidated, allege violations of the disclosure requirements of the federal securities laws in connection with a Refco notes offering in 2004 and Refco’s IPO in August 2005. In July 2006, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims related to the Refco notes offering in 2004; in April 2007, the court dismissed those claims. In December 2007, plaintiffs filed a second amended consolidated class action complaint naming additional defendants and again alleging, against CSS LLC and others, violations of the disclosure requirements of the federal securities laws in connection with both the Refco notes offering in 2004 and Refco’s August 2005 IPO. In March 2008, CSS LLC and certain defendants again filed a motion to dismiss plaintiffs’ claims related to the Refco notes offering; in August 2008, the court granted CSS LLC’s motion to dismiss. In April 2010, CSS LLC and other financial services firms agreed to a settlement in principle with plaintiffs in this consolidated action in the amount of USD 50 million, which was subject to court approval. In June 2010, CSS LLC and the other settling financial services firms provided notice of the proposed settlement to certain US government officials consistent with the requirements of the Class Action Fairness Act. In July 2010, the SDNY preliminarily approved the settlement. In October 2010, the SDNY entered a final judgment approving the settlement. The final effective date of the settlement was November 26, 2010.

In August 2007, the litigation trustee in the Refco bankruptcy named CSS LLC along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in a lawsuit filed in Illinois state court. The lawsuit asserts claims against CSS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. The lawsuit also asserts claims in excess of USD 2 billion against CSS LLC for professional malpractice and negligent misrepresentation in connection with CSS LLC’s role as a financial advisor to Refco. CSS LLC and certain other defendants removed this action to Illinois federal district court and the case has now been transferred (by the Judicial Panel on Multi-District Litigation) to the SDNY. In May 2008, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims. In April 2009, the SDNY granted CSS LLC’s and other defendants’ motion to dismiss. In December 2009, following an appeal by the plaintiffs to the US Court of Appeals for the Second Circuit (Second Circuit), the Second Circuit certified certain questions of law to the New York Court of Appeals. In October 2010, the New York Court of Appeals issued an opinion clarifying New York law.  On November 18, 2010, after consideration of the New York Court of Appeals opinion, the Second Circuit affirmed the SDNY’s dismissal with prejudice.  On December 2, 2010, the trustee filed a petition for panel rehearing by the Second Circuit.  That petition has not yet been decided.

In March 2008, CSS LLC was named, along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in an action filed in New York state court by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SPhinX Trust. The lawsuit asserts claims against CSS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO, aiding and abetting fraud, and interference with contract/prospective contract. CSS LLC and certain other defendants removed the action to the SDNY. In November 2008, CSS LLC and certain other defendants filed motions to dismiss plaintiffs’ claims. On February 3, 2010, the Special Master designated by the court issued a Report and Recommendation (R&R) on the issue of standing, in which he recommended that the claims against CSS LLC be dismissed with prejudice for lack of standing. In March 2010, the court adopted the R&R’s conclusions and recommendations. Also in March, the Special Master issued an R&R concluding that plaintiffs adequately alleged that Refco committed primary violations alleged in the complaint, violations that CSS LLC (and other defendants) are alleged to have aided and abetted (the Primary Violations R&R). The Special Master has not yet issued an R&R on the issue of whether plaintiffs adequately alleged that CSS LLC aided and abetted those primary violations. The court has not yet ruled on the Primary Violations R&R. On December 6, 2010, the Special Master issued another R&R in which he recommended that all of the claims against CSS LLC be dismissed with prejudice. The court has not yet ruled on this R&R.

Mortgage-related matters
CSS LLC and certain of its affiliates have received requests for information from certain regulators regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. CSS LLC and its affiliates are cooperating with such inquiries and requests.

CSS LLC and certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor and/or underwriter of >>>RMBS transactions. These cases include putative class action lawsuits, actions by individual investors in RMBS and actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor lawsuits generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued. In addition, certain monoline insurers have alleged that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization.

Class action litigations. In putative class actions against CSS LLC as an underwriter of other issuers’ RMBS offerings, CSS LLC generally has contractual rights to indemnification from the issuers. However, some of these issuers are now defunct, including affiliates of IndyMac Bancorp (IndyMac) and Thornburg Mortgage (Thornburg). With respect to IndyMac, CSS LLC is named as a defendant in two purported class actions pending in the SDNY brought on behalf of purchasers of securities in various IndyMac RMBS offerings. In one action, In re IndyMac Mortgage-Backed Securities Litigation, CSS LLC is named along with numerous other underwriters and individual defendants related to approximately USD 6.4 billion of IndyMac RMBS offerings. CSS LLC served as underwriter with respect to approximately 20% of the IndyMac RMBS at issue or approximately USD 1.3 billion. In the other action, Tsereteli v. Residential Asset Securitization Trust 2006-A8, CSS LLC was the sole underwriter defendant related to a USD 632 million IndyMac RMBS offering. The court in the In re IndyMac action has dismissed claims as to certain RMBS securitizations, including all offerings in which no named plaintiff purchased securities, and in both actions has limited the theories on which claims as to other offerings may proceed. Discovery has commenced in both actions and plaintiffs have filed motions for class certification. With respect to Thornburg, CSS LLC is a named defendant in a putative class action pending in the US District Court for the District of New Mexico along with a number of other financial institutions that served as depositors and/or underwriters for approximately USD 5.5 billion of Thornburg RMBS offerings. CSS LLC served as co-underwriter with respect to approximately 6.4% of the Thornburg RMBS at issue or approximately USD 354 million. Defendants, including CSS LLC, have moved to dismiss the complaint. One putative class action lawsuit pending in the SDNY against CSS LLC and certain affiliates and employees relates to a single USD 784 million RMBS offering sponsored and underwritten by the Credit Suisse defendants. Defendants’ motion to dismiss was granted in part for claims related to RMBS offerings in which a named plaintiff was not a purchaser and to limit the theories on which the remaining claims may proceed. Discovery is ongoing, and defendants have opposed plaintiff’s motion for class certification.

Individual Investor Actions. In other actions brought against CSS LLC and its affiliates as an RMBS issuer, underwriter and/or other participant, CSS LLC and certain of its affiliates are defendants in six separate individual actions filed by the Federal Home Loan Banks of Seattle, San Francisco, Chicago and Indianapolis in various state courts. The claims against CSS LLC and its affiliates relate to approximately USD 2.9 billion of the RMBS collectively at issue in those actions (approximately 10% of the USD 30 billion at issue against all banks across all the actions and coordinated proceedings). CSS LLC and certain of its affiliates are also among the defendants named in: two separate individual actions commenced by Cambridge Place Investment Management Inc. in Massachusetts state court, in which claims against CSS LLC and its affiliates relate to approximately USD 525 million of the RMBS at issue (approximately 16% of USD 3.3 billion at issue against all banks); one action brought by The Charles Schwab Corporation in state court in California, in which claims against CSS LLC and its affiliates relate to approximately USD 125 million of the securities at issue (approximately 9% of USD 1.4 billion at issue against all banks); two actions brought by Massachusetts Mutual Life Insurance Company in Massachusetts federal court related to approximately USD 107 million of the RMBS at issue (approximately 97% of USD 110 million at issue against all banks); and in one action commenced by Allstate Insurance Company in New York state court related to approximately USD 232 million of RMBS securities. Each of these actions is at an early procedural point in the litigation. CSS LLC and the other defendants have moved to dismiss the Federal Home Loan Bank of Seattle’s lawsuit, and intend to move to dismiss the remaining actions.

Monoline Insurer Disputes. CSS LLC and certain of its affiliates are defendants in two pending actions commenced by monoline insurers that guaranteed payments of principal and interest on approximately USD 1 billion of RMBS issued in two different offerings sponsored by Credit Suisse. Both actions are pending in New York state court. In each action, plaintiff claims that the underlying mortgage loans breach certain representations and warranties, that CSS LLC and its affiliates have failed to repurchase the allegedly defective loans, and that plaintiff was fraudulently induced into providing the insurance. CSS LLC and its affiliates dispute these allegations and have asserted numerous defenses, including, among others, that the underlying mortgages at issue were underwritten to applicable guidelines, the nature and quality of the underlying mortgages were fully and adequately disclosed, and the insurers each had more than sufficient information to understand the risks associated with the insured transactions. Discovery in those actions is ongoing.

Separately, CSS LLC and other underwriters and individuals are defendants in an action pending in California state court brought by MBIA Insurance Corp. (MBIA). The action relates to approximately USD 650 million in securities issued by IndyMac, including approximately USD 98 million of RMBS for which CSS LLC was a co-underwriter in one of the three offerings at issue, and as to which MBIA provided financial guaranty insurance. MBIA purports to be subrogated to the rights of the RMBS holders and seeks recovery of sums it has paid and will pay pursuant to those policies. CSS LLC disputes these allegations and has asserted numerous defenses, including, among others, that MBIA does not have standing to bring claims as subrogee of the IndyMac RMBS holders, the nature and quality of the underlying mortgages were fully and adequately disclosed, and MBIA had more than sufficient information to understand the risks associated with the insured transactions. Discovery in the action is ongoing.

Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided for all four developments, which are now in bankruptcy or foreclosure. The complaint generally alleges that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. The claims include Racketeer Influenced and Corrupt Organizations (RICO), fraud, negligent misrepresentation, breach of fiduciary duty, tortious interference and conspiracy, among others. The complaint, which seeks class action status, demands USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, also is named as a defendant. An amended complaint was filed against all of the defendants on January 25, 2010, adding six new homeowner plaintiffs in the same four real estate developments. On March 29, 2010, the Bank and its named affiliates moved to dismiss the amended complaint in its entirety. Cushman & Wakefield also filed a motion seeking to dismiss the amended complaint in its entirety. The Bank and its named affiliates argued that the claims against them fail because they had no relationship with the plaintiff homeowners, and made no representations to them, fraudulent or otherwise, so there is no legal basis for the plaintiffs’ claims against them. The Bank and its other affiliates also argued, among other things, that the plaintiffs failed to plead the necessary elements of the claims asserted against them in the amended complaint. The court held oral argument on the motion to dismiss on July 22, 2010. On February 17, 2011, the magistrate judge issued a report and recommendation to dismiss the RICO claims and dismiss without prejudice the fraud, negligent misrepresentation and unjust enrichment claims, while declining to dismiss the remaining claims. The parties have filed objections to certain of the magistrate’s recommendations and are waiting on the court’s ruling.

Auction Rate Securities
CSS LLC is responding to a number of customer demands and defending against litigation and FINRA arbitrations relating to the sale of certain >>>auction rate securities (ARS).
In February 2008, ST Microelectronics (ST) brought a FINRA arbitration against CSS LLC concerning the purchase and sale of USD 415 million notional amount of ARS. The brokers of record for ST, who are no longer employed by CSS LLC, have since been criminally convicted. In February 2009, the FINRA arbitration panel awarded ST USD 406 million in damages in exchange for CSS LLC taking possession of the ARS. ST subsequently filed an action in the SDNY to confirm this award. Judgment was entered in favor of ST on March 23, 2010, and an amended judgment was entered on August 30, 2010. CSS LLC appealed to the Second Circuit, and the judgment is stayed pending appeal. The appeal is expected to be argued in the spring of 2011. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York against the Group, alleging violations of the federal securities laws and various common law causes of action relating to the ARS portfolio. The Group moved to dismiss that action. On March 16, 2010, while the Group’s motion to dismiss the original complaint was still pending, ST moved for permission to file an amended complaint. The Group opposed the motion. The court heard oral argument on ST’s motion to amend on April 19, 2010. The court has not yet issued a decision on the Group’s motion to dismiss or on ST’s motion to amend.

On May 27, 2009, Elbit Systems Ltd filed a complaint against the Group in the US District Court for the Northern District of Illinois, seeking approximately USD 16 million related to the purchase of ARS. The case was transferred to the SDNY, and the Group moved to dismiss the complaint for failure to state a claim and for being barred by a prior release. The motion was denied without prejudice, and the court ordered the parties to engage in limited discovery concerning the release. The parties exchanged discovery and the Group has filed a motion for summary judgment.

In April 2010, Golden Minerals (formerly known as Apex Silver) commenced a FINRA arbitration against CSS LLC seeking approximately USD 33 million in alleged damages. Golden Minerals alleges that CSS LLC misled the company about the nature and risks of its investments in ARS. Golden Minerals further alleges that CSS LLC and the brokers of record for the company made unsuitable recommendations and breached fiduciary duties allegedly owed to the company, and that CSS LLC failed to supervise its brokers. Golden Minerals’ claims rely in part on the criminal conviction of the brokers of record on its account and on CSS LLC’s regulatory settlement relating to the sale of ARS. Hearing dates are scheduled for November and December 2011.

In September 2008, CSS LLC, along with many other Wall Street firms, agreed to a settlement in principle with the New York Attorney General and the North American Securities Administrators Association Task Force whereby Credit Suisse agreed to repurchase up to USD 550 million par value of ARS from individual customers.

ADR litigation
A putative class action was filed on April 21, 2008 in the SDNY against the Group and certain executives by certain purchasers of American Depositary Receipts (ADRs) and common shares alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Plaintiffs in this action allege that the Group’s stock price was artificially inflated as a result of allegedly misleading disclosures relating to the company’s business and financial results. A second putative class action complaint making similar allegations was filed in May 2008. These actions were consolidated in June 2008, and an amended complaint against the Group and certain executives was filed in October 2008. In December 2008, the Group and defendant executives filed a motion to dismiss the amended complaint. In October 2009, the SDNY issued a decision dismissing the case for lack of subject matter jurisdiction. In November 2009, plaintiffs filed a motion for leave to file a second amended complaint, and the Group and defendant executives opposed that motion. On February 11, 2010, the SDNY denied in part and granted in part plaintiffs’ motion. The SDNY found that plaintiff purchasers of ADRs and US plaintiff purchasers of Group common shares on foreign exchanges could proceed with their proposed amended claims but that foreign purchasers of Group common shares on foreign exchanges could not. In March 2010, the remaining plaintiffs filed their second amended complaint. In July 2010, the SDNY (based on the US Supreme Court’s July 2010 decision in Morrison v. National Australia Bank) additionally dismissed the claims of all US purchasers of Group common shares on foreign exchanges. On January 6, 2011, following mediation, the parties agreed in principle to settle this matter. On March 7, 2011, the parties executed formal settlement documentation, and on March 11, 2011, submitted the settlement to the SDNY for preliminary approval.

US economic sanctions matter
In December 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the US Department of Justice (DOJ), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York and the Office of Foreign Assets Control (OFAC) of their investigation into US dollar payments during the period April 2002 to 2007 involving certain countries (Cuba, Iran, Libya, Burma and Sudan) that were subject to US economic sanctions. As part of the settlement, the Bank entered into two-year deferred prosecution agreements and an agreement with OFAC and agreed to pay a total of USD 536 million, for which reserves were recorded in 2009.

In 2009, the Group received a request for information from the SEC regarding activities involving certain sanctioned countries. The Group cooperated with the request.
Tax matters
German authorities have initiated an investigation that deals with possible tax evasion by Credit Suisse clients and alleges assistance in such tax evasion by Credit Suisse employees. According to the media, approximately 1,100 clients are involved. The German authorities have conducted searches, including of the offices of Credit Suisse and its branches in Germany, as well as the homes of certain Credit Suisse employees, and have taken information in connection with this investigation. We are cooperating with the relevant governmental authorities in this matter. We believe Credit Suisse has been the victim of data theft, and we have filed criminal charges against the individuals who committed the data theft. Our internal review is continuing regarding how the information was obtained.

Credit Suisse has responded to requests for information from the DOJ and certain other governmental authorities involving the provision of historical Private Banking services on a cross-border basis to US persons. A small number of current or former employees have been indicted or arrested for aiding and abetting tax evasion by US persons while employed at Credit Suisse or other financial institutions. We are cooperating with these governmental authorities.

38 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2010

100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7

100		BANK-now AG	Horgen, Switzerland	CHF	30.0

100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0

100		CS LP Holding AG	Zug, Switzerland	CHF	0.1

100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0

100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0

100		Wincasa AG	Winterthur, Switzerland	CHF	1.5

100		Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1

90		Clariden Leu Holding AG	Zurich, Switzerland	CHF	8.1

90		Clariden Leu AG	Zurich, Switzerland	CHF	50.0

90		Clariden Leu Financial Products (Guernsey) Ltd.	St. Peter Port, Guernsey	GBP	0.0

90		Clariden Leu Immobilien AG	Zurich, Switzerland	CHF	1.0

88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5

		Credit Suisse AG

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,016.7

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Salt Lake City, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100	[1]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[2]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	0.0

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100		Credit Suisse Asset Management Fund Service (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Asset Management Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	924.9

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1

100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100	[3]	Credit Suisse International	London, United Kingdom	USD	4,389.6

100		Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.3

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	894.3

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,527.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Johannesburg) (Proprietary) Limited	Johannesburg, South Africa	ZAR	0.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,503.4

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	22.6

100		Merban Equity AG	Zug, Switzerland	CHF	0.1

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Stanton Equity Trading Delaware LLC	Wilmington, United States	USD	0.8

100		Whist Equity Trading LLC	Wilmington, United States	USD	140.4

99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0

83		Asset Management Finance LLC	Wilmington, United States	USD	341.6

60		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	10.0

55		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	210.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 58% owned by Credit Suisse AG. 2 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 3 80% of voting rights and 94% of equity interest held by Credit Suisse AG. 4 Controlling interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2010

26		Capital Union E.C.	Manama, Kingdom of Bahrain

100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey

25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany

50		Swisscard AECS AG	Horgen, Switzerland

Credit Suisse AG

8	[2]	Absolute Invest Ltd.	Zug, Switzerland

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

21		Aberdeen Asset Management PLC	Aberdeen, United Kingdom

5	[3]	York Capital Management	New York, United States

1 Deconsolidated under US GAAP as the Group is not the primary beneficiary. 2 The Group retains significant influence through Board of Directors representation. 3 The Group acquired a significant noncontrolling interest.

39 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly-owned subsidiary of the Group.

Condensed consolidating statements of operations
in 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,897	15,928		24,825	209	499		25,533

Interest expense	(5,454)	(13,344)		(18,798)	(203)	9		(18,992)

Net interest income	3,443	2,584		6,027	6	508		6,541

Commissions and fees	4,403	8,719		13,122	9	947		14,078

Trading revenues	667	8,405		9,072	0	266		9,338

Other revenues	1,081	296		1,377	4,982	(4,930)		1,429

Net revenues	9,594	20,004		29,598	4,997	(3,209)		31,386

Provision for credit losses	13	(137)		(124)	0	45		(79)

Compensation and benefits	4,177	10,195		14,372	90	137		14,599

General and administrative expenses	1,883	5,205		7,088	(196)	339		7,231

Commission expenses	307	1,684		1,991	3	154		2,148

Total other operating expenses	2,190	6,889		9,079	(193)	493		9,379

Total operating expenses	6,367	17,084		23,451	(103)	630		23,978

Income/(loss) from continuing operations before taxes	3,214	3,057		6,271	5,100	(3,884)		7,487

Income tax expense	952	306		1,258	2	288		1,548

Income/(loss) from continuing operations	2,262	2,751		5,013	5,098	(4,172)		5,939

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0	0		(19)

Net income/(loss)	2,262	2,732		4,994	5,098	(4,172)		5,920

Less net income/(loss) attributable to noncontrolling interests	592	210		802	0	20		822

Net income/(loss) attributable to shareholders	1,670	2,522		4,192	5,098	(4,192)		5,098

of which from continuing operations	1,670	2,541		4,211	5,098	(4,192)		5,117

of which from discontinued operations	0	(19)		(19)	0	0		(19)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2009	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,947	15,575		24,522	256	510		25,288

Interest expense	(4,949)	(13,204)		(18,153)	(250)	6		(18,397)

Net interest income	3,998	2,371		6,369	6	516		6,891

Commissions and fees	3,548	9,222		12,770	10	970		13,750

Trading revenues	2,956	9,208		12,164	0	(13)		12,151

Other revenues	(836)	1,526		690	6,707	(6,895)		502

Net revenues	9,666	22,327		31,993	6,723	(5,422)		33,294

Provision for credit losses	24	436		460	0	46		506

Compensation and benefits	4,613	10,093		14,706	31	276		15,013

General and administrative expenses	1,981	5,641		7,622	(19)	98		7,701

Commission expenses	356	1,492		1,848	0	149		1,997

Total other operating expenses	2,337	7,133		9,470	(19)	247		9,698

Total operating expenses	6,950	17,226		24,176	12	523		24,711

Income/(loss) from continuing operations before taxes	2,692	4,665		7,357	6,711	(5,991)		8,077

Income tax expense/(benefit)	1,403	391		1,794	(13)	54		1,835

Income/(loss) from continuing operations	1,289	4,274		5,563	6,724	(6,045)		6,242

Income/(loss) from discontinued operations, net of tax	0	169		169	0	0		169

Net income/(loss)	1,289	4,443		5,732	6,724	(6,045)		6,411

Less net income/(loss) attributable to noncontrolling interests	(858)	161		(697)	0	384		(313)

Net income/(loss) attributable to shareholders	2,147	4,282		6,429	6,724	(6,429)		6,724

of which from continuing operations	2,147	4,113		6,260	6,724	(6,429)		6,555

of which from discontinued operations	0	169		169	0	0		169

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2008	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	18,251	28,851		47,102	403	434		47,939

Interest expense	(14,179)	(25,010)		(39,189)	(401)	187		(39,403)

Net interest income	4,072	3,841		7,913	2	621		8,536

Commissions and fees	3,565	10,075		13,640	18	1,154		14,812

Trading revenues	(3,346)	(6,994)		(10,340)	0	460		(9,880)

Other revenues	(2,419)	(1,489)		(3,908)	(8,058)	7,766		(4,200)

Net revenues	1,872	5,433		7,305	(8,038)	10,001		9,268

Provision for credit losses	4	793		797	0	16		813

Compensation and benefits	3,855	9,103		12,958	72	224		13,254

General and administrative expenses	1,518	5,781		7,299	106	404		7,809

Commission expenses	353	1,737		2,090	1	203		2,294

Total other operating expenses	1,871	7,518		9,389	107	607		10,103

Total operating expenses	5,726	16,621		22,347	179	831		23,357

Income/(loss) from continuing operations before taxes	(3,858)	(11,981)		(15,839)	(8,217)	9,154		(14,902)

Income tax expense/(benefit)	(637)	(4,285)		(4,922)	1	325		(4,596)

Income/(loss) from continuing operations	(3,221)	(7,696)		(10,917)	(8,218)	8,829		(10,306)

Income/(loss) from discontinued operations, net of tax	0	(531)		(531)	0	0		(531)

Net income/(loss)	(3,221)	(8,227)		(11,448)	(8,218)	8,829		(10,837)

Less net income/(loss) attributable to noncontrolling interests	(2,338)	(1,041)		(3,379)	0	760		(2,619)

Net income/(loss) attributable to shareholders	(883)	(7,186)		(8,069)	(8,218)	8,069		(8,218)

of which from continuing operations	(883)	(6,655)		(7,538)	(8,218)	8,069		(7,687)

of which from discontinued operations	0	(531)		(531)	0	0		(531)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,133	59,898		65,031	18	418		65,467

Interest-bearing deposits with banks	85	4,372		4,457	0	(2,933)		1,524

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,338	88,370		220,708	0	(265)		220,443

Securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading assets	101,913	219,343		321,256	0	3,448		324,704

Investment securities	0	6,331		6,331	0	2,066		8,397

Other investments	7,878	8,177		16,055	34,611	(34,184)		16,482

Net loans	31,243	169,505		200,748	6,733	11,361		218,842

Premises and equipment	1,003	5,217		6,220	0	505		6,725

Goodwill	595	6,855		7,450	0	1,135		8,585

Other intangible assets	89	215		304	0	8		312

Brokerage receivables	15,745	23,028		38,773	0	(4)		38,769

Other assets	13,414	65,891		79,305	266	14		79,585

Assets of discontinued operations held-for-sale	0	23		23	0	0		23

Total assets	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

Liabilities and equity (CHF million)

Due to banks	120	47,555		47,675	6,210	(16,392)		37,493

Customer deposits	0	263,767		263,767	0	23,797		287,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,189	48,205		168,394	0	0		168,394

Obligation to return securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading liabilities	28,589	105,348		133,937	0	60		133,997

Short-term borrowings	38,717	(19,201)		19,516	0	2,167		21,683

Long-term debt	41,984	129,156		171,140	1,989	623		173,752

Brokerage payables	44,791	17,071		61,862	0	(116)		61,746

Other liabilities	11,139	50,067		61,206	147	861		62,214

Total liabilities	330,780	638,817		969,597	8,346	11,047		988,990

Total shareholders' equity	18,183	9,600		27,783	33,282	(27,783)		33,282

Noncontrolling interests	5,724	5,657		11,381	0	(1,648)		9,733

Total equity	23,907	15,257		39,164	33,282	(29,431)		43,015

Total liabilities and equity	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2009	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,989	50,546		52,535	11	(689)		51,857

Interest-bearing deposits with banks	26,464	(24,264)		2,200	0	(1,023)		1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,573	72,805		208,378	0	1,121		209,499

Securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading assets	127,563	203,744		331,307	0	931		332,238

Investment securities	0	9,190		9,190	29	2,013		11,232

Other investments	11,150	12,397		23,547	40,301	(39,855)		23,993

Net loans	13,011	208,441		221,452	7,746	7,982		237,180

Premises and equipment	968	4,933		5,901	0	535		6,436

Goodwill	654	7,478		8,132	0	1,135		9,267

Other intangible assets	57	261		318	0	10		328

Brokerage receivables	16,654	25,218		41,872	0	88		41,960

Other assets	9,284	58,995		68,279	303	162		68,744

Total assets	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

Liabilities and equity (CHF million)

Due to banks	143	49,938		50,081	8,015	(21,882)		36,214

Customer deposits	0	258,697		258,697	0	27,997		286,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,150	43,437		191,587	0	100		191,687

Obligation to return securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading liabilities	31,165	103,710		134,875	0	(1,394)		133,481

Short-term borrowings	45,426	(39,368)		6,058	0	1,587		7,645

Long-term debt	34,886	121,790		156,676	2,722	(33)		159,365

Brokerage payables	41,098	18,034		59,132	0	(167)		58,965

Other liabilities	14,716	55,538		70,254	136	1,142		71,532

Total liabilities	358,064	606,667		964,731	10,873	7,495		983,099

Total shareholders' equity	19,246	11,982		31,228	37,517	(31,228)		37,517

Noncontrolling interests	8,537	5,986		14,523	0	(3,712)		10,811

Total equity	27,783	17,968		45,751	37,517	(34,940)		48,328

Total liabilities and equity	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	26,915	(18,352)		8,563	6,031	(6,366)		8,228

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,967	(7,119)		(2,152)	0	2,054		(98)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(9,985)	(18,919)		(28,904)	0	1,386		(27,518)

Purchase of investment securities	0	(241)		(241)	0	(2,511)		(2,752)

Proceeds from sale of investment securities	0	988		988	0	0		988

Maturities of investment securities	0	1,312		1,312	29	2,407		3,748

Investments in subsidiaries and other investments	(263)	(1,102)		(1,365)	(2,522)	2,213		(1,674)

Proceeds from sale of other investments	847	1,304		2,151	5	311		2,467

(Increase)/decrease in loans	98	6,394		6,492	715	(3,237)		3,970

Proceeds from sale of loans	0	817		817	0	0		817

Capital expenditures for premises and equipment and other intangible assets	(510)	(1,157)		(1,667)	0	(22)		(1,689)

Proceeds from sale of premises and equipment and other intangible assets	0	17		17	0	0		17

Other, net	68	181		249	0	26		275

Net cash provided by/(used in) investing activities of continuing operations	(4,778)	(17,525)		(22,303)	(1,773)	2,627		(21,449)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(12)	27,302		27,290	(1,767)	868		26,391

Increase/(decrease) in short-term borrowings	5,953	4,158		10,111	0	823		10,934

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,158)	9,161		(6,997)	0	(100)		(7,097)

Issuances of long-term debt	497	54,482		54,979	0	2,931		57,910

Repayments of long-term debt	(6,343)	(42,588)		(48,931)	(465)	(1,994)		(51,390)

Issuances of common shares	0	1,567		1,567	32	(1,590)		9

Sale of treasury shares	0	2,082		2,082	39	22,628		24,749

Repurchase of treasury shares	0	(1,623)		(1,623)	(2,103)	(23,120)		(26,846)

Dividends paid/capital repayments	0	(3,305)		(3,305)	(2,378)	2,883		(2,800)

Excess tax benefits on share based awards	478	130		608	0	7		615

Other, net	(2,850)	(486)		(3,336)	2,395	1,494		553

Net cash provided by/(used in) financing activities of continuing operations	(18,435)	50,880		32,445	(4,247)	4,830		33,028

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(558)	(5,609)		(6,167)	(4)	16		(6,155)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(42)		(42)	0	0		(42)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	3,144	9,352		12,496	7	1,107		13,610

Cash and due from banks at beginning of period	1,989	50,546		52,535	11	(689)		51,857

Cash and due from banks at end of period	5,133	59,898		65,031	18	418		65,467

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows (continued)
in 2009	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(29,040)	16,834		(12,206)	6,825	(8,805)		(14,186)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,620	(8,036)		1,584	(1,038)	180		726

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	55,753	(245)		55,508	0	(1,105)		54,403

Purchase of investment securities	0	(67)		(67)	0	(2,122)		(2,189)

Proceeds from sale of investment securities	331	560		891	0	0		891

Maturities of investment securities	0	2,209		2,209	0	2,249		4,458

Investments in subsidiaries and other investments	(1,036)	(925)		(1,961)	(6,530)	6,584		(1,907)

Proceeds from sale of other investments	610	1,309		1,919	0	(209)		1,710

(Increase)/decrease in loans	(12,266)	15,956		3,690	588	(112)		4,166

Proceeds from sale of loans	0	992		992	0	0		992

Capital expenditures for premises and equipment and other intangible assets	(287)	(1,087)		(1,374)	0	(13)		(1,387)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0	0		3

Other, net	(8)	177		169	(5)	41		205

Net cash provided by/(used in) investing activities of continuing operations	52,717	10,846		63,563	(6,985)	5,493		62,071

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(188)	(30,139)		(30,327)	(60)	1,297		(29,090)

Increase/(decrease) in short-term borrowings	15,675	(12,416)		3,259	0	839		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38,671)	(8,683)		(47,354)	0	700		(46,654)

Issuances of long-term debt	9,046	52,421		61,467	56	1,306		62,829

Repayments of long-term debt	(9,452)	(61,609)		(71,061)	(500)	(911)		(72,472)

Issuances of common shares	0	(13)		(13)	29	1		17

Sale of treasury shares	0	1,695		1,695	752	15,210		17,657

Repurchase of treasury shares	0	(2,150)		(2,150)	(2,531)	(14,338)		(19,019)

Dividends paid/capital repayments	(32)	(225)		(257)	(111)	(7)		(375)

Excess tax benefits on share based awards	0	181		181	0	(1)		180

Other, net	(640)	(2,988)		(3,628)	1,485	63		(2,080)

Net cash provided by/(used in) financing activities of continuing operations	(24,262)	(63,926)		(88,188)	(880)	4,159		(84,909)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(64)	(1,091)		(1,155)	1,037	(1,036)		(1,154)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(649)	(37,337)		(37,986)	(3)	(189)		(38,178)

Cash and due from banks at beginning of period	2,638	87,883		90,521	14	(500)		90,035

Cash and due from banks at end of period	1,989	50,546		52,535	11	(689)		51,857

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows (continued)
in 2008	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	48,320	85,428		133,748	(8,816)	4,939		129,871

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,046	(8,839)		207	(1,038)	1,812		981

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,736)	37,021		12,285	0	350		12,635

Purchase of investment securities	0	(510)		(510)	0	(1,217)		(1,727)

Proceeds from sale of investment securities	0	55		55	0	0		55

Maturities of investment securities	0	2,365		2,365	0	303		2,668

Investments in subsidiaries and other investments	(1,569)	(2,259)		(3,828)	8,410	(8,441)		(3,859)

Proceeds from sale of other investments	1,448	1,067		2,515	1,576	(1,417)		2,674

(Increase)/decrease in loans	24	(10,465)		(10,441)	(23)	3,543		(6,921)

Proceeds from sale of loans	0	596		596	0	0		596

Capital expenditures for premises and equipment and other intangible assets	(327)	(1,073)		(1,400)	0	(73)		(1,473)

Proceeds from sale of premises and equipment and other intangible assets	1	3		4	0	37		41

Other, net	67	74		141	10	4		155

Net cash provided by/(used in) investing activities of continuing operations	(16,046)	18,035		1,989	8,935	(5,099)		5,825

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	279	(57,860)		(57,581)	(98)	2,391		(55,288)

Increase/(decrease) in short-term borrowings	(15,949)	8,385		(7,564)	0	(3,843)		(11,407)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,764)	(31,211)		(40,975)	0	(505)		(41,480)

Issuances of long-term debt	1,366	105,056		106,422	0	1,216		107,638

Repayments of long-term debt	(10,292)	(75,204)		(85,496)	1	(1,072)		(86,567)

Issuance of trust preferred securities	0	111		111	0	(113)		(2)

Issuances of common shares	0	2,958		2,958	2,581	(2,992)		2,547

Sale of treasury shares	0	1,040		1,040	764	24,760		26,564

Repurchase of treasury shares	0	(1,021)		(1,021)	(1,472)	(22,539)		(25,032)

Dividends paid/capital repayments	0	(3,002)		(3,002)	(2,769)	2,825		(2,946)

Other, net	1,798	3,824		5,622	(151)	(1,528)		3,943

Net cash provided by/(used in) financing activities of continuing operations	(32,562)	(46,924)		(79,486)	(1,144)	(1,400)		(82,030)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(192)	(1,824)		(2,016)	1,032	(1,088)		(2,072)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by /(used in) operating activities of discontinued operations	0	(18)		(18)	0	0		(18)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(480)	54,697		54,217	7	(2,648)		51,576

Cash and due from banks at beginning of period	3,118	33,186		36,304	7	2,148		38,459

Cash and due from banks at end of period	2,638	87,883		90,521	14	(500)		90,035

1 Includes eliminations and consolidation adjustments.

40 Credit Suisse Group parent company
For the condensed Credit Suisse Group parent company financial information, refer to Note 39 – Subsidiary guarantee information.
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

Fair value option
Unlike US GAAP, Swiss GAAP does generally not allow the fair value option concept that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. The fair value option permits the use of fair value for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of operations.

For issued structured products that include own debt and meet certain other requirements, FINMA has issued a new accounting interpretation in December 2010 which allows recording these instruments at fair value on a case-by-case basis. The related changes in fair value of both the embedded derivative and the host contract are recorded in trading revenues, except for fair value adjustments relating to own credit that cannot be recognized in the statements of income.

Other issued structured products which are not in the scope of the new interpretation or for which fair value accounting is not elected under Swiss GAAP, but for which the fair value option is elected under US GAAP, continue to be bifurcated for Swiss GAAP purposes, which means that the embedded derivative is carried at fair value and the host contract is accounted for on an accrual basis.

Real estate held for investment
Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation and any impairment.
Under Swiss GAAP, real estate held for investment that the Group intends to hold permanently is also valued at cost less accumulated depreciation, however, if the Group does not intend to hold it permanently, real estate is carried at LOCOM.

Investments in securities
Available-for-sale securities
Under US GAAP, available-for-sale securities are valued at fair value. Unrealized gains and losses due to fluctuations in fair value (including foreign exchange) are not recorded in the consolidated statements of operations but included net of tax in AOCI, which is part of total shareholders’ equity. Declines in fair value below cost deemed to be other-than-temporary are recognized as impairments in the consolidated statements of operations, except for amounts relating to factors other than credit loss on debt securities with no intent or requirement to sell that continue to be included in AOCI. The new cost basis will not be changed for subsequent recoveries in fair value.

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

Impairments on held-to-maturity securities
Under US GAAP, declines in fair value of held-to-maturity securities below cost deemed to be other-than-temporary are recognized as impairments in the consolidated statements of operations except for amounts relating to factors other than credit loss on debt securities held with no intent or requirement to sell that are included in AOCI. The impairment cannot be reversed in future periods.

Under Swiss GAAP, all impairments are recognized in the consolidated statements of operations. Impairments recognized on held-to-maturity securities are reversed up to the amortized cost if the fair value of the instrument subsequently recovers. A reversal is recorded in the consolidated statements of operations.

Trading positions
Under both US GAAP and Swiss GAAP, positions classified as trading assets or liabilities are valued at fair value. Under US GAAP, this classification is based on management’s intent concerning the specific instrument, whereas under Swiss GAAP, the prevailing criteria is the active management of the specific instrument in the context of a documented trading strategy.

Security collateral received in securities lending transactions
Under US GAAP, security collateral received in securities lending transactions are recorded as assets and a corresponding liability to return the collateral is recognized. Under Swiss GAAP, security collateral received and the obligation to return collateral in securities lending transactions are not recognized on the balance sheet.

Derivatives used for cash flow hedges
Under US GAAP, the effective portion of a cash flow hedge is reported in AOCI. Under Swiss GAAP, the effective portion of a cash flow hedge is recorded in the compensation account in other assets or other liabilities.

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
Pensions and post-retirements benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation. Under Swiss GAAP, the liability and related pension expense is primarily determined based on the pension plan valuation in accordance with Swiss GAAP FER 26. A pension asset is recorded if a statutory overfunding of a pension plan leads to a future economic benefit, and a pension liability is recorded if a statutory underfunding of a pension plan leads to a future economic obligation. Pension expenses include the required contributions defined by Swiss law, any additional contribution mandated by the pension fund trustees and any change in value of the pension asset or liability between two measurement dates as determined on the basis of the annual year-end pension plan valuation.

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

Extraordinary income and expenses
Unlike US GAAP, Swiss GAAP does report certain expenses or revenues as extraordinary. Extraordinary income and expenses are reported net of tax.
Loan commitments
Under US GAAP, the Group includes unused credit facilities that can be revoked at its sole discretion upon notice to the client in loan commitments. Under Swiss GAAP, credit facilities that can be revoked at the Group’s sole discretion are only disclosed if the notice period exceeds six weeks.

42 Risk assessment
In accordance with the Swiss Code of Obligations the following disclosure provides information regarding the risk assessment process, which was in place for the reporting period and followed by the Board of Directors (Board).

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

Within the Executive Board of the Group, the Chief Risk Officer (CRO) is responsible for providing risk management oversight and for establishing an organizational basis to manage and report on all risk management matters. The Capital Allocation and Risk Management Committee (CARMC), the Risk Processes and Standards Committee and the Reputation Risk and Sustainability Committee have been established to assist the Executive Board, and certain responsibilities regarding risk management and oversight have been delegated to these committees. The CARMC is comprised of at least five members of the Executive Board and senior management appointed by the Chief Executive Officer and operates in the position risk cycle for setting position risk standards and monitoring related limits, the finance and capital cycle for asset/liability management, funding, liquidity and capital matters, and the ICS cycle for operational risks, legal and compliance issues and internal control matters. The CARMC may delegate its authority to set and approve certain limits for position risk, funding, liquidity and capital to the CRO or divisional risk management committees. The divisional risk management committees regularly review and discuss division-specific market and credit risk matters, operational risks, legal and compliance issues and internal control matters.

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

Controls and procedures
Evaluation of disclosure controls and procedures
The Group has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group Chief Executive Officer (CEO) and Chief Financial Officer (CFO), pursuant to Rule 13(a)-15(a) under the Securities Exchange Act of 1934 (the Exchange Act). There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

The CEO and CFO concluded that, as of December 31, 2010, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2010 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2010.
KPMG AG, the Group’s independent auditors, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2010, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Group’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2010, and our report dated March 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 24, 2011
Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements

Proposed appropriation of retained earnings and capital contribution
Report on the conditional increase of share capital

Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG (the “Group”), which comprise the balance sheet, statements of income and notes for the year ended December 31, 2010.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2010 comply with Swiss law and the Group’s articles of incorporation.
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

KPMG AG

Philipp Rickert Mirko Liberto
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 24, 2011
Parent company financial statements
Statements of income
in	2010	2009

Income (CHF million)

Dividend income from investments in group companies	3,344	187

Other financial income	200	382

Gain on sale of noncurrent assets	124	441

Other income	293	98

Total income	3,961	1,108

Expenses (CHF million)

Financial expenses	266	252

Compensation and benefits	78	84

Other expenses	46	51

Valuation adjustments, write-offs and provisions	343	168

Tax expense	11	10

Total expenses	744	565

Net income	3,217	543

Balance sheets
	Reference to notes	end of

		2010	2009

Assets (CHF million)

Cash with group companies		18	11

Receivables from third parties		8	6

Accrued income and prepaid expenses - third parties		0	7

Accrued income and prepaid expenses - group companies		305	355

Total current assets		331	379

Investments in group companies	4	34,911	34,905

Long-term loans to third parties		1	1

Long-term loans to group companies		6,926	7,984

Financial investments		973	1,591

Total noncurrent assets		42,811	44,481

Total assets		43,142	44,860

Liabilities and shareholders' equity (CHF million)

Payables to third parties		1	3

Payables to group companies		5,824	7,591

Accrued expenses and deferred income - third parties		63	63

Accrued expenses and deferred income - group companies		69	107

Total short-term liabilities		5,957	7,764

Long-term loans from group companies		2,568	3,385

Provisions		342	312

Total long-term liabilities		2,910	3,697

Total liabilities		8,867	11,461

Share capital	7	47	47

General reserves		1,800	1,800

Reserves from capital contributions		14,113	14,082

General legal reserves		15,913	15,882

Reserves for own shares	5	3,929	3,929

Free reserves		10,500	10,500

Retained earnings brought forward		669	2,498

Net income		3,217	543

Retained earnings		3,886	3,041

Total shareholders' equity		34,275	33,399

Total liabilities and shareholders' equity		43,142	44,860

Notes to the financial statements
1 Accounting principles
The financial statements of the Group Parent company are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in CHF. The financial year ends on December 31.
2 Contingent liabilities
end of	2010	2009

CHF million

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	54,902	63,049

of which have been entered into on behalf of subsidiaries	54,902	63,049

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

3 Compensation to members of the Executive Board and the Board of Directors
As required by applicable Swiss law (Article 663b bis and Article 663c, par 3 of the Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board of Directors (Board) and the members of the Executive Board as well as loans granted to this group of people and persons and companies related to them.

Executive Board compensation for 2010
In line with our total compensation approach, executive compensation consists of a fixed salary and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The variable compensation component can represent the most significant part of an executive’s total compensation package and varies from year to year, depending on the Group’s performance, the corresponding size of the variable compensation pool and the executive’s performance. The percentage mix of compensation between fixed and variable will also be considered in determining the executive’s total compensation.

Consistent with the lower performance of the Group in 2010 compared to 2009, the average total compensation for Executive Board members, excluding individuals who joined or left during 2010, was 32% lower compared to 2009. Variable compensation, excluding the joiners and leavers, was 40% lower compared to 2009 and 34% lower excluding the effect of increased base salaries. Each member of the Executive Board had 100% of variable compensation awards deferred, 50% in share awards and 50% in Adjustable Performance Plan awards. For the chief executive officers (CEOs) of Private Banking, Investment Banking and Asset Management, Adjustable Performance Plan awards are adjusted as for employees in their divisions. The base salary for all Executive Board members in 2010 was CHF 1.5 million, except for the CEO, whose base salary was CHF 2.5 million.

Across the whole Executive Board (16 individuals including those members who joined or left the Executive Board during 2010), 13% of total compensation was paid as salaries, 3% as variable cash compensation (only for former member Paul Calello), 77% as share awards and Adjustable Performance Plan awards and 7% as other compensation, including pension and other benefits and dividend equivalents.

Compensation for the members of the Executive Board for 2010
	Base salary	Variable cash compen- sation		Total cash	Value of share awards		Value of APP awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	[3]	Total compen- sation

2010 (CHF million, except where indicated)

16 individuals [4]	20.50	4.21	[5]	24.71	64.65	[6]	58.65	[7]	3.90		5.70		2.73		160.34

% of total compensation	13%	3%		16%	40%		37%

of which highest paid: Antonio C. Quintella	0.79	–		0.79	6.97		6.97		0.08		0.82		–		15.63

% of total compensation	5%			5%	45%		45%

of which CEO: Brady W. Dougan	2.50	–		2.50	4.87		4.87		0.03		0.49		–		12.76

% of total compensation	20%			20%	38%		38%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 SISUs and ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of SISUs and ISUs granted in prior years. 3 Payments and awards under contractual commitments of CHF 2.73 million are comprised of cash of CHF 1.16 million and share-based awards of CHF 1.57 million. 4 Includes pro rata fixed compensation paid to Renato Fassbind and Kai S. Nargolwala, who left the Executive Board in 2010, but excludes advisory fees paid to them for their roles after leaving the Executive Board. Includes pro rata fixed compensation paid to Osama S. Abbasi, Fawzi Kyriakos-Saad, David R. Mathers and Antonio C. Quintella, who joined the Executive Board in 2010. Includes pro rata fixed compensation for Paul Calello, who passed away in November 2010. 5 Consists of variable cash compensation paid to former Executive Board member Paul Calello. No other members of the Executive Board as of December 31, 2010 received variable cash compensation. 6 The applicable Group share price was CHF 41.40. 7 The value of the Adjustable Performance Plan awards was the value as of the grant date of January 20, 2011.

2010 total compensation of the highest paid member of the Executive Board
The highest paid member of the Executive Board in 2010 was Antonio C. Quintella. Mr. Quintella’s compensation amounted to CHF 15.6 million and was comprised of his salary of CHF 0.8 million (pro rated from July 2010), variable compensation (share awards and Adjustable Performance Plan awards) of CHF 13.9 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 0.9 million. Mr. Quintella’s variable compensation in 2010 was awarded in consideration of his performance in his former role as CEO of Brazil and his role as CEO of Credit Suisse Americas.

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

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 SISUs and ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of ISUs granted in prior years. 3 Includes pro rata compensation paid to Urs Rohner and D. Wilson Ervin, who left the Executive Board in 2009, and Romeo Cerutti and Karl Landert, who joined the Executive Board in 2009. No members of the Executive Board in 2009 joined from, or left for, positions outside the Group. 4 Includes variable cash compensation paid to the two former Executive Board members. No members of the Executive Board as of December 31, 2009 received variable cash compensation. 5 Share-based and other awards include 1.1 million SISUs, each of which has a base component and a leverage component. The fair value of the base component was CHF 50.30 and the fair value of the leverage component was CHF 13.44. The total fair value of each SISU was CHF 63.74. Other awards refer to Adjustable Performance Plan awards. The value of the Adjustable Performance Plan awards was the value as of the grant date of January 20, 2010.

Other aspects of executive compensation
Charitable contributions
As in 2009, a portion of the Executive Board variable compensation pool for 2010 was approved by the Compensation Committee to fund charitable contributions on behalf of Executive Board members. The total amount approved for charitable contributions was CHF 19 million, which otherwise could have been awarded as compensation to Executive Board members. The contributions will benefit eligible registered charities. Some Executive Board members, including the CEO, will be able to make recommendations in respect of allocation of the contributions to various charities.

Minimum share ownership requirements
In 2009, the Board approved minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees. The minimum share ownership threshold for the CEO and other Executive Board members is 350,000 shares and up to 150,000 shares, respectively. For members of the divisional and regional management committees, the thresholds are 50,000 shares for executives responsible for the Investment Banking, Private Banking and Asset Management divisions and 20,000 shares for the executives responsible for Shared Services and regional management functions. The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share-based awards.

Contract lengths and termination provisions
All members of the Executive Board have employment contracts with the Group. The contracts do not specify a contract length and are valid until terminated. Members of the Executive Board are required by contract to give six months notice of termination of employment. The Group must also give members of the Executive Board six months notice of termination of employment. There are no other contracts, agreements or other arrangements with the members of the Executive Board that provide for payments or benefits in connection with termination of employment that are not generally available to other employees of the Group. In the event of termination, however, different conditions apply to the balances of outstanding compensation awards, for example, depending on whether the termination was voluntary, involuntary or the result of a change of control.

In the event of the termination of an Executive Board member without cause, for example, the amount and terms of a severance payment may be agreed between the Group and the respective Executive Board member. The Executive Board member, however, does not have a contractual right to a severance payment arising from forfeited awards.

Former Executive Board members
Generally, former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group or related parties during 2010.

Units and values by individual
	Number of vested shares	Number of unvested share awards	Number of unvested ISUs		Number of unvested SISUs	Number of options	Number of PIP I units	Number of PIP II units	[1]	Value of unvested awards at grant (CHF)	[2]	Current value of unvested awards (CHF)	[2]

December 31, 2010

Brady W. Dougan	951,114	–	90,956	[3]	152,207	368,400	–	78,102		31,145,014		9,261,929

Osama S. Abbasi	233,801	–	50,193		58,977	–	–	26,110		9,215,028		4,429,732

Walter Berchtold	688,210	–	163,197		141,967	–	–	104,167		25,704,435		14,685,664

Romeo Cerutti	19,456	–	19,420		46,547	–	–	–		3,982,362		3,050,911

Tobias Guldimann	903	–	28,798		58,183	15,640	–	20,834		7,228,240		3,934,143

Fawzi Kyriakos-Saad	119,177	–	127,142		45,902	–	–	49,849		13,177,674		9,198,782

Karl Landert	82,718	–	83,060		60,511	–	–	31,250		9,748,212		7,955,834

David R. Mathers	26,617	–	59,008		30,260	14,960	–	5,375		5,538,189		4,735,645

Hans-Ulrich Meister	1,720	1,720	88,538		93,093	–	–	–		9,724,068		9,896,890

Antonio C. Quintella	234,685	–	–		–	–	–	26,002		1,872,144		–

Robert S. Shafir	131,239	–	168,960		124,641	–	–	71,213		19,305,533		17,365,460

Pamela Thomas-Graham	–	–	–		28,764	–	–	–		1,931,143		1,102,812

Eric M. Varvel	5,614	–	157,085		110,940	–	–	56,953		19,995,068		13,056,709

Total	2,495,254	1,720	1,036,357		951,992	399,000	–	469,855		158,567,110		98,674,511

December 31, 2009

Brady W. Dougan	424,529	–	90,956		–	408,400	271,898	78,102		–		–

Walter Berchtold	238,779	–	205,221		–	–	130,401	104,167		–		–

Paul Calello	211,762	–	77,149		–	241,184	142,937	57,063		–		–

Romeo Cerutti	13,805	–	26,682		–	–	–	–		–		–

Renato Fassbind	98,946	–	73,839		–	–	20,746	41,667		–		–

Tobias Guldimann	87,212	–	37,197		–	31,640	17,782	20,834		–		–

Karl Landert	34,965	–	117,099		–	–	29,347	31,250		–		–

Hans-Ulrich Meister	18,793	3,440	128,290		–	–	–	–		–		–

Kai S. Nargolwala	145,478	–	–		–	–	–	2,500		–		–

Robert S. Shafir	83,012	–	253,442		–	–	–	71,213		–		–

Eric M. Varvel	137,507	–	196,270		–	–	75,343	56,953		–		–

Total	1,494,788	3,440	1,206,145		–	681,224	688,454	463,749		–		–

1 PIP II settles in May 2011. Based on the current estimate, we do not expect the PIP II awards to have a value at settlement, as it is probable that the Group share price performance will be below the minimum predefined target of CHF 47 per PIP II unit. 2 Information presented for the first time in 2010. 3 There was no vesting of ISUs in 2010 for Mr. Dougan.

Share-based variable compensation for members of the Executive Board
The share-based holdings disclosed include the holdings of the respective members of the Executive Board, their immediate family members and companies where they have a controlling interest. The holdings do not include awards granted after December 31, 2010.

The value of share-based compensation awards granted to members of the Executive Board in prior years, but not yet fully vested, varies depending on the Group share price, the vesting period remaining, and other factors influencing the >>>fair value of the award. The table “Units and values by individual” shows the value of the unvested share-based compensation awards held by members of the Executive Board as of December 31, 2010. The aggregate cumulative value of these unvested share-based awards as of December 31, 2010 decreased 38% compared to the value of the awards as of their respective grant dates.

Option holdings by individual
December 31, 2010	Brady W. Dougan	Tobias Guldimann	David R. Mathers	Expiry date	Exercise price in CHF

Year of grant

2003	–	–	1,095	January 22, 2013	30.60

2002	–	–	13,865	December 3, 2012	34.10

2001	368,400	15,640	–	January 25, 2011	84.75

Total	368,400	15,640	14,960	–	–

December 31, 2009	Brady W. Dougan	Paul Calello	Tobias Guldimann	Expiry date	Exercise price in CHF

Year of grant

2001	368,400	241,184	15,640	January 25, 2011	84.75

2000	40,000	–	16,000	March 1, 2010	74.00

Total	408,400	241,184	31,640	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2010 and 2009, none of the members of the Executive Board hold options purchased from personal funds.

Loans to members of the Executive Board
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party customers or pursuant to widely available employee benefit plans. As of December 31, 2010, 2009 and 2008, outstanding loans to the members of the Executive Board amounted to CHF 18 million, CHF 19 million and CHF 24 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was seven and six, respectively, and the highest loan outstanding was CHF 12 million to Executive Board member Walter Berchtold.

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

Compensation to members of the Board of Directors
Compensation to members of the Board of Directors is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board of Directors is set by the Board of Directors based on the recommendation of the Compensation Committee. All members of the Board of Directors receive a base fee plus an additional fee that reflects the respective Board of Directors member’s role and scope of responsibility on the Board of Directors. For the purposes of compensation, the Group distinguishes between Board of Directors members with functional duties (the full-time Chairman, the full-time Vice-Chairman and the three committee chairmen) and Board of Directors members without functional duties (ten individuals). Fees paid to all Board of Directors members are in the form of cash and Group shares, which are blocked for a period of four years.

Members of the Board of Directors without functional duties received an annual base fee for 2010 of CHF 250,000 and an annual committee fee for serving on the Audit, Risk or Compensation Committees. The committee fees were: CHF 150,000 for the Audit Committee, CHF 100,000 for the Risk Committee and CHF 100,000 for the Compensation Committee. In addition, Peter Brabeck-Letmathe, in the role of Vice-Chairman and member of both the Compensation and the Chairman’s and Governance Committees, received a committee fee of CHF 250,000. The base and committee fee amounts are set by the Compensation Committee for the 12-month period from the current Annual General Meeting (AGM) to the following year’s AGM.

Members of the Board of Directors with the functional duty of serving as a committee chairman receive an annual base fee plus a variable component, a special compensation fee for functional duties, which reflects the greater responsibility and time commitment required to perform the role of committee chairman. The annual base fee for the chairmen of the Audit and Risk Committees for 2010 was CHF 400,000 and the annual base fee for the chairman of the Compensation Committee was CHF 350,000. The base fees for the committee chairman are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. The special compensation fee for functional duties for the three committee chairmen varies according to their overall time commitment and is determined and paid for the current year, in alignment with the annual management variable compensation cycle.

For the roles of the full-time Chairman and Vice-Chairman, individuals are paid a base fee plus variable compensation, which is proposed by the Compensation Committee and approved by the Board of Directors. The base fees for Chairman Hans-Ulrich Doerig and Vice-Chairman Urs Rohner for 2010 were CHF 2.25 million and CHF 1.8 million, respectively. The level of variable compensation awarded to these individuals depends on both on the performance of the Group and their personal performance. Such compensation is paid in the form of cash and Group shares, blocked for a period of four years.

By compensating Board of Directors members to a significant degree in the form of blocked Group shares, the Group ensures alignment of their interests with the interests of its shareholders. The value of the shares held by the Board of Directors members as of the end of 2010 decreased 26% from the beginning of 2010.

Compensation for members of the Board of Directors for 2010
	Base board fee	Committee fee	Variable compen- sation for functional duties	Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2010/2011 (CHF)

Hans-Ulrich Doerig, full-time Chairman [3]	2,250,000	–	4,000,000	24,000		6,274,000	4,274,000	68%	2,000,000	32%	48,310

Urs Rohner, full-time Vice-Chairman [3]	1,800,000	–	4,000,000	234,881		6,034,881	4,034,881	67%	2,000,000	33%	48,310

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	250,000	–	–		500,000	250,000	50%	250,000	50%	5,031

Jassim Bin Hamad J.J. Al Thani [4]	250,000	–	–	–		250,000	125,000	50%	125,000	50%	2,516

Robert H. Benmosche [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Noreen Doyle [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Walter B. Kielholz [4]	250,000	100,000	–			350,000	175,000	50%	175,000	50%	3,522

Andreas N. Koopmann [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Jean Lanier [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Anton van Rossum [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	–	400,000	–		750,000	522,500	70%	227,500	30%	5,496

David W. Syz [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	–	1,000,000	–		1,400,000	900,000	64%	500,000	36%	12,078

John Tiner [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	–	1,395,000	10,000		1,805,000	1,205,000	67%	600,000	33%	14,493

Total	7,700,000	1,200,000	10,795,000	268,881		19,963,881	12,786,381	64%	7,177,500	36%	165,919

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received an annual base board fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. Generally, variable compensation awarded for 2010 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 41.40. 4 Members of the Board without functional duties were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 30, 2010 to April 29, 2011. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for the Risk and Compensation Committees. For 2010, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 49.70.

Compensation of the Chairman of the Board of Directors for 2010
For 2010, the Chairman of the Board of Directors received total compensation of CHF 6.3 million. CHF 4.0 million was variable compensation, of which CHF 2.0 million was awarded in cash and CHF 2.0 million was awarded in Group shares, blocked for a period of four years.

Additional fees and compensation
Two former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board of Directors or related parties during 2010.

Compensation for members of the Board of Directors for 2009
	Fixed cash compen- sation	Variable cash compen- sation	Total cash	% of total compen- sation	Value of Group share awards	% of total compen- sation	Other compen- sation categories	[1]	Total compen- sation	Number of Group shares	[2]

2009/2010 (CHF)

Hans-Ulrich Doerig, Chairman [3]	1,778,409	2,350,000	4,128,409	63%	2,350,000	36%	28,095		6,506,504	43,754

Urs Rohner, Vice-Chairman [3]	1,200,000	1,000,000	2,200,000	66%	1,000,000	30%	146,160		3,346,160	18,619

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	–	250,000	50%	250,000	50%	–		500,000	5,750

Robert H. Benmosche [4,5]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Noreen Doyle [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Walter B. Kielholz [3,4]	916,667	2,175,000	3,091,667	59%	2,175,000	41%	8,000		5,274,667	50,024

Andreas N. Koopmann [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Jean Lanier [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Anton van Rossum [4]	175,000	–	175,000	50%	175,000	50%	–		350,000	4,025

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	172,500	522,500	70%	227,500	30%	–		750,000	4,236

David W. Syz [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Ernst Tanner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	333,334	733,334	69%	333,333	31%	–		1,066,667	6,207

John Tiner [4]	200,000	–	200,000	50%	200,000	50%	–		400,000	4,600

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	795,000	1,195,000	66%	600,000	33%	10,000		1,805,000	11,172

Total	6,795,076	6,825,834	13,620,910	61%	8,435,833	38%	192,255		22,248,998	174,262

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Members of the Board with functional duties received an annual fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. The annual fees and variable compensation paid to Walter B. Kielholz (former Chairman), Hans-Ulrich Doerig (former full-time Vice-Chairman, current Chairman), Urs Rohner (full-time Vice-Chairman) and Richard E. Thornburgh (Chairman of the Risk Committee) reflect the new or changed functional duties they performed in 2009. Variable compensation awarded for 2009 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 53.71. Individual amounts of variable compensation (the total of cash and share-based compensation) were as follows: Hans-Ulrich Doerig, CHF 4,700,000; Urs Rohner, CHF 2,000,000; Walter B. Kielholz, CHF 4,350,000; Aziz R.D. Syriani, CHF 400,000; Richard E. Thornburgh, CHF 666,667; and Peter F. Weibel, CHF 1,395,000. 4 Members of the Board without functional duties were paid an annual fee in advance for the period from one AGM to the other, i.e., from April 24, 2009 to April 30, 2010. For 2009, the fee was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 43.48. The annual fee paid to members of the Board without functional duties is broken down as follows: base Board fee of CHF 250,000, Audit Committee fee of CHF 150,000, Compensation Committee fee of CHF 100,000 and Risk Committee fee of CHF 100,000. In addition, Peter Brabeck-Letmathe received total committee fees of CHF 250,000, whereof CHF 100,000 related to his Compensation Committee membership and CHF 150,000 related to his additional role as the Vice-Chairman and member of the Chairman's and Governance Committee. 5 Robert H. Benmosche stepped down from the Board on August 10, 2009.

Share and option holdings of members of the Board of Directors
The holdings as disclosed below include the holdings of the respective member of the Board of Directors, their immediate family members and companies where they have a controlling interest.
Share holdings by individual
December 31	2010	2009

Number of shares [1]

Hans-Ulrich Doerig, full-time Chairman	223,800	155,639

Urs Rohner, full-time Vice-Chairman [2]	144,870	61,394

Peter Brabeck-Letmathe, Vice-Chairman	103,732	95,201

Jassim Bin Hamad J.J. Al Thani [3]	2,516	–

Robert H. Benmosche [3]	20,252	–

Noreen Doyle	27,385	23,863

Walter B. Kielholz	323,734	420,212

Andreas N. Koopmann	16,948	13,426

Jean Lanier	24,552	20,527

Anton van Rossum	34,379	30,857

Aziz R.D. Syriani, Chairman of the Compensation Committee	60,889	56,653

David W. Syz	76,105	72,080

Richard E. Thornburgh, Chairman of the Risk Committee [2]	296,522	92,500

John Tiner	8,625	4,600

Peter F. Weibel, Chairman of the Audit Committee	52,651	41,479

Total	1,416,960	1,088,431	[4]

1 Includes Group shares that are subject to a blocking period of up to four years. 2 Urs Rohner was granted 35,564 PIP I units and 55,556 PIP II units and Richard E. Thornburgh was granted 98,935 PIP I units, each in his former position as a member of the Executive Board. 3 As of April 30, 2010, Jassim Bin Hamad J.J. Al Thani and Robert H. Benmosche were elected as members of the Board. 4 As of April 30, 2010, Ernst Tanner stepped down from the Board. He held 46,989 shares as of December 31, 2009.

Option holdings by individual
December 31, 2010	Richard E. Thornburgh	Expiry date	Exercise price in CHF

Year of grant

2001	215,116	January 25, 2011	84.75

Total	215,116	–	–

December 31, 2009	Richard E. Thornburgh	Expiry date	Exercise price in CHF

Year of grant

2001	215,116	January 25, 2011	84.75

2000	100,000	March 1, 2010	74.00

Total	315,116	–	–

The Group's policy is to compensate members of the Board with Group shares. Option holdings were acquired by the named individuals in their previous capacities as members of senior management. As of December 31, 2010 and 2009, none of the members of the Board held options purchased from personal funds.

Loans to members of the Board of Directors
	2010	[1]	2009	[1]

December 31 (CHF)

Hans-Ulrich Doerig, Chairman	1,800,000		1,800,000

Urs Rohner, Vice-Chairman	5,590,000		4,242,000

Peter Brabeck-Letmathe, Vice-Chairman	14,163,528		5,761,432

Walter B. Kielholz	5,000,000		2,000,000

Andreas N. Koopmann	3,500,000		3,500,000

David W. Syz	1,500,000		1,500,000

Richard E. Thornburgh	93,186		120,591

Peter F. Weibel	3,850,000		2,865,000

Total	35,496,714		21,789,023	[2]

1 Includes loans to immediate family members. 2 As of April 30, 2010, Ernst Tanner stepped down from the Board. He had a CHF 3,550,000 loan as of December 31, 2009.

A large majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made to Board of Directors members on the same terms available to third-party customers. As of December 31, 2010, 2009 and 2008, outstanding loans to the members of the Board of Directors amounted to CHF 35 million, CHF 25 million and CHF 24 million, respectively.

Members of the Board of Directors are not granted employee conditions on any loans extended to them, but such loans are subject to conditions applied to customers with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans, which were extended to them at the time at employee conditions. In addition to the loans listed above, the Group or any of its banking subsidiaries have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the US Securities and Exchange Commission. As of December 31, 2010, there was no exposure to such related parties. As of December 31, 2009 and 2008, the total exposure to such related parties amounted to CHF 50,000 and CHF 6 million, respectively, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2010 did not exceed CHF 10 million in aggregate.

In February 2011, the Group entered into definitive agreements with affiliates of Qatar Investment Authority (QIA) and The Olayan Group, which have significant holdings of Group shares, to issue an aggregate of CHF 5.9 billion Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R. D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Group and the Board (except for Mr. Al Thani and Mr. Syriani, who recused themselves) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair.

The Group, together with its subsidiaries, is a global financial services provider and has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which the Board of Directors members assume management functions or board member responsibilities. Except for the deemed related party transaction with QIA and The Olayan Group and the related party loans as of December 31, 2009 and 2008 described above, all relationships between the Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies or related parties are in the ordinary course of business and at arm’s length.

4 Principal participations
The company’s principal participations are shown in Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group.
5 Own shares held by the company and by group companies
	2010		2009

	Share equivalents	CHF million	Share equivalents	CHF million

At beginning of financial year

Physical holdings [1]	16,159,287	827	20,743,620	591

Holdings, net of pending obligations	1,112,550	57	(465,500)	(13)

At end of financial year

Physical holdings [1]	12,228,377	461	16,159,287	827

Holdings, net of pending obligations	(85,968)	(3)	1,112,550	57

1 Representing 1.0%, 1.4% and 1.8% of issued shares as of December 31, 2010, 2009 and 2008, respectively.

6 Significant shareholders
In a disclosure notification that the Group received on on February 1, 2010, Crescent Holding GmbH, a company controlled by the Olayan Group, confirmed that it continues to hold 78.4 million shares, or 6.60%, of the registered Group shares on January 30, 2010.

In a disclosure notification that the Group received on August 27, 2010, the Group was notified that as of April 28, 2010, Qatar Holding Netherlands B.V. held 73.2 million shares, or 6.17%, of the registered Group shares.

For further information on own shares, refer to Note 5 Own shares held by the company and by group companies.
7 Share capital, conditional and authorized capital of Credit Suisse Group
	No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2009			1,185,370,182	47,414,807

Issued capital

Cancellation of shares			–	–

Conditional capital

Warrants and convertible bonds

AGM of April 24, 2009	100,000,000	4,000,000

Remaining capital	100,000,000	4,000,000

Staff shares

AGM of May 4, 2007	96,509,721	3,860,389

Subscriptions in 2007, 2008 and 2009	(14,124,181)	(564,967)

Subscriptions in 2010	(425,943)	(17,038)	425,943	17,038

Remaining capital	81,959,597	3,278,384

Staff shares (Donaldson, Lufkin & Jenrette option programs)

AGM of May 4, 2007	7,290,153	291,606

Subscriptions in 2007, 2008 and 2009	(1,871,740)	(74,869)

Subscriptions in 2010	(378,317)	(15,133)	378,317	15,133

Remaining capital	5,040,096	201,604

Authorized capital

Acquisitions of companies/participations

AGM of April 24, 2009	100,000,000	4,000,000

Remaining capital	100,000,000	4,000,000

Share capital as of December 31, 2010			1,186,174,442	47,446,978

8 Risk assessment
For information on the company’s risk assessment in accordance with the Swiss Code of Obligations, refer to Note 42 – Risk assessment in V – Consolidated financial statements – Credit Suisse Group.
Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
end of	2010

Retained earnings (CHF million)

Retained earnings brought forward	669

Net income	3,217

Retained earnings available for appropriation	3,886

To be carried forward	3,886

Total	3,886

Proposed distribution against reserves from capital contributions
end of	2010

Reserves from capital contributions (CHF million)

Balance before distribution	14,113

Distribution CHF 1.30 per registered share of CHF 0.04 par value (1,169,946,193 registered shares - net of own holdings - eligible for distribution as of December 31, 2010)	(1,521)

Balance after distribution	12,592

The number of registered shares eligible for distribution against reserves from capital contributions at the distribution date may change due to the issuance of new registered shares and/or movements in own holdings.

Confirmation to the Board of Directors relating to the Conditional Increase of Share Capital of
Credit Suisse Group AG, Zurich
We have been engaged to audit the issuance of new shares during the period from 1 January 2010 to 31 December 2010 according to the resolution of the general meeting of shareholders from 29 September 2000 in accordance with article 653f para. 1 CO.

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

In our opinion, the issuance of 804,260 registered shares with nominal value of CHF 0.04 each and a total nominal value of CHF 32,170.40 complies with Swiss law and the articles of incorporation.

KPMG AG

Philipp Rickert Mirko Liberto
Licensed Audit Expert Licensed Audit Expert

Zurich, 28 January 2011
Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements

Controls and procedures
Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Bank changed its method of accounting for variable interest entities in 2010 due to the adoption of ASU 2009-17.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 24, 2011 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 24, 2011

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2010	2009	2008

Consolidated statements of operations (CHF million)

Interest and dividend income	6	24,825	24,522	47,102

Interest expense	6	(18,798)	(18,153)	(39,189)

Net interest income	6	6,027	6,369	7,913

Commissions and fees	7	13,122	12,770	13,640

Trading revenues	8	9,072	12,164	(10,340)

Other revenues	9	1,377	690	(3,908)

Net revenues		29,598	31,993	7,305

Provision for credit losses	10	(124)	460	797

Compensation and benefits	11	14,372	14,706	12,958

General and administrative expenses	12	7,088	7,622	7,299

Commission expenses		1,991	1,848	2,090

Total other operating expenses		9,079	9,470	9,389

Total operating expenses		23,451	24,176	22,347

Income/(loss) from continuing operations before taxes		6,271	7,357	(15,839)

Income tax expense/(benefit)	25	1,258	1,794	(4,922)

Income/(loss) from continuing operations		5,013	5,563	(10,917)

Income/(loss) from discontinued operations, net of tax	4	(19)	169	(531)

Net income/(loss)		4,994	5,732	(11,448)

Less net income/(loss) attributable to noncontrolling interests		802	(697)	(3,379)

Net income/(loss) attributable to shareholder		4,192	6,429	(8,069)

of which from continuing operations		4,211	6,260	(7,538)

of which from discontinued operations		(19)	169	(531)

Consolidated balance sheets
	Reference to notes	end of

		2010	2009

Assets (CHF million)

Cash and due from banks		65,031	52,535

of which reported from consolidated VIEs		1,432	–

Interest-bearing deposits with banks		4,457	2,200

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	220,708	208,378

of which reported at fair value		136,906	128,303

Securities received as collateral, at fair value		42,100	37,371

of which encumbered		21,305	27,671

Trading assets, at fair value	14	321,256	331,307

of which encumbered		87,554	112,994

of which reported from consolidated VIEs		8,717	–

Investment securities	15	6,331	9,190

of which reported at fair value		6,192	9,190

of which reported from consolidated VIEs		72	–

Other investments	16	16,055	23,547

of which reported at fair value		13,184	20,865

of which reported from consolidated VIEs		2,334	–

Net loans	17	200,748	221,452

of which reported at fair value		18,552	36,246

of which encumbered		783	1,105

of which reported from consolidated VIEs		3,745	–

allowance for loan losses		(812)	(1,184)

Premises and equipment	18	6,220	5,901

of which reported from consolidated VIEs		33	–

Goodwill	19	7,450	8,132

Other intangible assets	19	304	318

of which reported at fair value		66	30

Brokerage receivables		38,773	41,872

Other assets	21	79,305	68,279

of which reported at fair value		39,419	29,097

of which encumbered		2,388	3,262

of which reported from consolidated VIEs		19,569	–

Assets of discontinued operations held-for-sale	4	23	0

Total assets		1,008,761	1,010,482

Consolidated balance sheets (continued)
	Reference to notes	end of

		2010	2009

Liabilities and equity (CHF million)

Due to banks	22	47,675	50,081

of which reported at fair value		3,995	4,914

Customer deposits	22	263,767	258,697

of which reported at fair value		2,855	2,038

of which reported from consolidated VIEs		54	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	168,394	191,587

of which reported at fair value		123,697	122,136

Obligation to return securities received as collateral, at fair value		42,100	37,371

Trading liabilities, at fair value	14	133,937	134,875

of which reported from consolidated VIEs		188	–

Short-term borrowings		19,516	6,058

of which reported at fair value		3,308	3,383

of which reported from consolidated VIEs		4,333	–

Long-term debt	23	171,140	156,676

of which reported at fair value		81,474	70,900

of which reported from consolidated VIEs		19,739	–

Brokerage payables		61,862	59,132

Other liabilities	21	61,206	70,254

of which reported at fair value		29,040	30,271

of which reported from consolidated VIEs		839	–

Total liabilities		969,597	964,731

Common shares / Participation certificates		4,400	4,400

Additional paid-in capital		24,026	24,299

Retained earnings		10,068	11,422

Treasury shares, at cost		0	(487)

Accumulated other comprehensive income/(loss)	24	(10,711)	(8,406)

Total shareholder's equity		27,783	31,228

Noncontrolling interests		11,381	14,523

Total equity		39,164	45,751

Total liabilities and equity		1,008,761	1,010,482

end of	2010	2009

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in equity
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests		Total equity	Number of common shares outstanding

2010 (CHF million)

Balance at beginning of period	4,400	24,299		11,422	(487)		(8,406)	31,228	14,523		45,751	43,996,652	[2]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–		–	–		–	–	(9)		(9)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [3,4]	–	–		–	–		–	–	(2,207)		(2,207)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]	–	–		–	–		–	–	471		471	–

Net income/(loss)	–	–		4,192	–		–	4,192	802		4,994	–

Cumulative effect of accounting changes, net of tax [5]	–	–		(2,384)	–		135	(2,249)	–		(2,249)	–

Gains/(losses) on cash flow hedges	–	–		–	–		22	22	–		22	–

Foreign currency translation	–	–		–	–		(2,365)	(2,365)	(1,233)		(3,598)	–

Unrealized gains/(losses) on securities	–	–		–	–		14	14	–		14	–

Actuarial gains/(losses)	–	–		–	–		(110)	(110)	(1)		(111)	–

Net prior service cost	–	–		–	–		(1)	(1)	–		(1)	–

Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,440)	(2,440)	(1,234)		(3,674)	–

Issuance of common shares/notes	–	1,567		–	–		–	1,567	–		1,567	–

Sale of treasury shares	–	(28)		–	2,110		–	2,082	–		2,082	–

Repurchase of treasury shares	–	–		–	(1,623)		–	(1,623)	–		(1,623)	–

Share-based compensation, net of tax	–	(1,725)	[6]	–	–		–	(1,725)	10		(1,715)	–

Dividends on share-based compensation, net of tax	–	(87)		–	–		–	(87)	–		(87)	–

Cash dividends paid	–	–		(3,162)	–		–	(3,162)	(143)		(3,305)	–

Change in scope of consolidation	–	–		–	–		–	–	(911)	[7]	(911)	–

Other	–	–		–	–		–	–	79		79	–

Balance at end of period	4,400	24,026		10,068	0		(10,711)	27,783	11,381		39,164	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants or convertible rights on its own shares outstanding. 3 Distributions to owners in funds include the return of original capital invested and any related dividends. 4 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 5 Represents the impact of the adoption in 1Q10 of new accounting rules governing when an entity is consolidated under US GAAP. 6 Includes a tax benefit of CHF 608 million from the excess fair value of shares delivered over recognized compensation expense. 7 Represents primarily the impact from the spin-off of a real estate private equity fund in 3Q10.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

2009 (CHF million)

Balance at beginning of period	4,400	25,059	5,132	18	(7,741)	26,868	19,281	46,149	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	9	–	–	–	9	(9)	0	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(468)	(468)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,229	1,229	–

Net income/(loss)	–	–	6,429	–	–	6,429	(697)	5,732	–

Gains/(losses) on cash flow hedges	–	–	–	–	17	17	–	17	–

Foreign currency translation	–	–	–	–	(472)	(472)	(303)	(775)	–

Unrealized gains/(losses) on securities	–	–	–	–	13	13	–	13	–

Actuarial gains/(losses)	–	–	–	–	(223)	(223)	–	(223)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(665)	(665)	(303)	(968)	–

Issuance of common shares	–	(13)	–	–	–	(13)	–	(13)	–

Sale of treasury shares	–	50	–	1,645	–	1,695	–	1,695	–

Repurchase of treasury shares	–	–	–	(2,150)	–	(2,150)	–	(2,150)	–

Share-based compensation, net of tax	–	(797)	–	–	–	(797)	–	(797)	–

Dividends on share-based compensation, net of tax	–	(5)	–	–	–	(5)	–	(5)	–

Cash dividends paid	–	–	(141)	–	–	(141)	(111)	(252)	–

Change in scope of consolidation	–	–	–	–	–	–	(4,491)	(4,491)	–

Other	–	(3)	2	–	–	(1)	87	86	–

Balance at end of period	4,400	24,299	11,422	(487)	(8,406)	31,228	14,523	45,751	43,996,652

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

2008 (CHF million)

Balance at beginning of period	4,400	20,849	15,872	(5,497)	(4,290)	31,334	24,019	55,353	43,996,652

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(77)	(77)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(1,717)	(1,717)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,991	1,991	–

Net income/(loss)	–	–	(8,069)	–	–	(8,069)	(3,379)	(11,448)	–

Cumulative effect of accounting changes, net of tax	–	–	(11)	–	7	(4)	–	(4)	–

Gains/(losses) on cash flow hedges					(14)	(14)	–	(14)	–

Foreign currency translation	–	–	–	–	(3,294)	(3,294)	(1,353)	(4,647)	–

Unrealized gains/(losses) on securities	–	–	–	–	(54)	(54)	–	(54)	–

Actuarial gains/(losses)	–	–	–	–	(95)	(95)	–	(95)	–

Net prior service cost	–	–	–	–	(1)	(1)	–	(1)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,458)	(3,458)	(1,353)	(4,811)	–

Issuance of common shares	–	2,958	–	–	–	2,958	–	2,958	–

Sale of treasury shares	–	1	–	1,039	–	1,040	–	1,040	–

Repurchase of treasury shares	–	–	–	(1,021)	–	(1,021)	–	(1,021)	–

Share-based compensation, net of tax	–	1,264	–	–	–	1,264	–	1,264	–

Dividends on share-based compensation, net of tax	–	(203)	–	–	–	(203)	–	(203)	–

Cash dividends paid	–	–	(2,660)	–	–	(2,660)	(124)	(2,784)	–

Change in scope of consolidation	–	–	–	–	–	–	15	15	–

Other	–	190	–	5,497	–	5,687	(94)	5,593	–

Balance at end of period	4,400	25,059	5,132	18	(7,741)	26,868	19,281	46,149	43,996,652

Consolidated statements of comprehensive income
in	2010	2009	2008

Comprehensive income (CHF million)

Net income/(loss)	4,994	5,732	(11,448)

Other comprehensive income/(loss), net of tax [1]	(3,674)	(968)	(4,811)

Comprehensive income/(loss)	1,320	4,764	(16,259)

Comprehensive income/(loss) attributable to noncontrolling interests	(432)	(1,000)	(4,732)

Comprehensive income/(loss) attributable to shareholder	1,752	5,764	(11,527)

1 For details on the components of other comprehensive income, refer to Note 24 - Accumulated other comprehensive income.

Consolidated statements of cash flows
in	2010	2009	2008

Operating activities of continuing operations (CHF million)

Net income/(loss)	4,994	5,732	(11,448)

(Income)/loss from discontinued operations, net of tax	19	(169)	531

Income/(loss) from continuing operations	5,013	5,563	(10,917)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,136	1,081	1,129

Provision for credit losses	(124)	460	797

Deferred tax provision/(benefit)	1,048	935	(5,133)

Share of net income/(loss) from equity method investments	(101)	(28)	20

Trading assets and liabilities, net	(10,571)	(8,623)	122,210

(Increase)/decrease in other assets	4,068	27,236	(1,396)

Increase/(decrease) in other liabilities	4,410	(40,612)	27,880

Other, net	3,684	1,782	(842)

Total adjustments	3,550	(17,769)	144,665

Net cash provided by/(used in) operating activities of continuing operations	8,563	(12,206)	133,748

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(2,152)	1,584	207

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(28,904)	55,508	12,285

Purchase of investment securities	(241)	(67)	(510)

Proceeds from sale of investment securities	988	891	55

Maturities of investment securities	1,312	2,209	2,365

Investments in subsidiaries and other investments	(1,365)	(1,961)	(3,828)

Proceeds from sale of other investments	2,151	1,919	2,515

(Increase)/decrease in loans	6,492	3,690	(10,441)

Proceeds from sale of loans	817	992	596

Capital expenditures for premises and equipment and other intangible assets	(1,667)	(1,374)	(1,400)

Proceeds from sale of premises and equipment and other intangible assets	17	3	4

Other, net	249	169	141

Net cash provided by/(used in) investing activities of continuing operations	(22,303)	63,563	1,989

Consolidated statements of cash flows (continued)
in	2010	2009	2008

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	27,290	(30,327)	(57,581)

Increase/(decrease) in short-term borrowings	10,111	3,259	(7,564)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(6,997)	(47,354)	(40,975)

Issuances of long-term debt	54,979	61,467	106,422

Repayments of long-term debt	(48,931)	(71,061)	(85,496)

Repayments of trust preferred securities	0	0	111

Issuances of common shares	1,567	(13)	2,958

Sale of treasury shares	2,082	1,695	1,040

Repurchase of treasury shares	(1,623)	(2,150)	(1,021)

Dividends paid/capital repayments	(3,305)	(257)	(3,002)

Excess tax benefits related to share-based compensation	608	181	0

Other, net	(3,336)	(3,628)	5,622

Net cash provided by/(used in) financing activities of continuing operations	32,445	(88,188)	(79,486)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(6,167)	(1,155)	(2,016)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	(42)	0	(18)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	12,496	(37,986)	54,217

Cash and due from banks at beginning of period	52,535	90,521	36,304

Cash and due from banks at end of period	65,031	52,535	90,521

Supplemental cash flow information
in	2010	2009	2008

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	835	1,077	1,820

Cash paid for interest	18,846	19,283	40,935

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	0	0	383

Fair value of liabilities assumed	0	0	23

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	869	0

Liabilities sold	0	799	0

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

In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the >>>fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax assets, tax uncertainties, pension liabilities, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

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

3 Business developments
For further information, refer to Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group.
4 Discontinued operations
For further information, refer to Note 4 – Discontinued operations in V – Consolidated financial statements – Credit Suisse Group.
Income/(loss) from discontinued operations
in	2010	2009		2008

Income/(loss) from discontinued operations (CHF million)

Net revenues	(19)	56		346

Total expenses	0	(167)		(393)

Income/(loss) before taxes from discontinued operations	(19)	(111)		(47)

Gain/(loss) on disposal	0	261	[1]	(463)

Income tax expense/(benefit)	0	(19)		21

Income/(loss) from discontinued operations, net of tax	(19)	169		(531)

1 Represents net gains/(losses) from the deconsolidation of subsidiaries. The Bank did not retain any investment in the former subsidiaries.

5 Segment information
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2010, 2009 and 2008 were CHF 536 million, CHF 654 million and CHF 513 million, respectively. For the same periods net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 1,782 million, CHF 1,789 million and CHF 2,092 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2010 and 2009, were CHF 47.8 billion and CHF 48.8 billion, respectively. For further information, refer to Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group.

Net revenues and income/(loss) from continuing operations before taxes
in	2010	2009	2008

Net revenues (CHF million)

Private Banking	11,631	11,662	12,907

Investment Banking	16,214	20,537	(1,971)

Asset Management	2,332	1,842	632

Adjustments [1,2]	(579)	(2,048)	(4,263)

Net revenues	29,598	31,993	7,305

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	3,426	3,651	3,850

Investment Banking	3,531	6,845	(13,792)

Asset Management	503	35	(1,185)

Adjustments [1,3]	(1,189)	(3,174)	(4,712)

Income/(loss) from continuing operations before taxes	6,271	7,357	(15,839)

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF 775 million, CHF (689) million and CHF (2,806) million in 2010, 2009 and 2008, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest (SEI) in such revenues. 3 Includes noncontrolling interest income/(loss) of CHF 702 million, CHF (872) million and CHF (2,952) million in 2010, 2009 and 2008, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a SEI in such income.

Total assets
end of	2010	2009

Total assets (CHF million)

Private Banking	337,496	345,488

Investment Banking	803,613	819,081

Asset Management	27,986	19,289

Adjustments [1]	(160,334)	(173,376)

Total assets	1,008,761	1,010,482

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2010	2009	2008

Net revenues (CHF million)

Switzerland	7,758	9,073	11,494

EMEA	7,284	6,795	(4,132)

Americas	12,634	13,763	(975)

Asia Pacific	1,922	2,362	918

Net revenues	29,598	31,993	7,305

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	950	1,610	4,695

EMEA	1,383	960	(10,308)

Americas	4,739	5,076	(8,579)

Asia Pacific	(801)	(289)	(1,647)

Income/(loss) from continuing operations before taxes	6,271	7,357	(15,839)

The designation of net revenues and income/(loss) before taxes is based upon the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2010	2009

Total assets (CHF million)

Switzerland	168,755	164,800

EMEA	266,758	267,411

Americas	474,638	492,836

Asia Pacific	98,610	85,435

Total assets	1,008,761	1,010,482

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2010	2009	2008

Net interest income (CHF million)

Loans	4,620	5,575	8,231

Investment securities	66	207	598

Trading assets	14,013	13,280	18,131

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,663	3,076	13,523

Other	3,463	2,384	6,619

Interest and dividend income	24,825	24,522	47,102

Deposits	(1,591)	(2,977)	(10,358)

Short-term borrowings	(80)	(232)	(411)

Trading liabilities	(9,010)	(7,360)	(8,516)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,638)	(2,262)	(12,523)

Long-term debt	(6,134)	(4,800)	(4,806)

Other	(345)	(522)	(2,575)

Interest expense	(18,798)	(18,153)	(39,189)

Net interest income	6,027	6,369	7,913

7 Commissions and fees
in	2010	2009	2008

Commissions and fees (CHF million)

Lending business	1,404	995	771

Investment and portfolio management	3,705	3,666	4,464

Other securities business	58	124	216

Fiduciary business	3,763	3,790	4,680

Underwriting	2,125	2,375	1,049

Brokerage	3,714	3,846	4,629

Underwriting and brokerage	5,839	6,221	5,678

Other services	2,116	1,764	2,511

Commissions and fees	13,122	12,770	13,640

8 Trading revenues
in	2010	2009

Trading revenues (CHF million)

Interest rate products	5,653	10,067

Foreign exchange products	1,959	196

Equity/index-related products	2,467	4,349

Credit products	(1,641)	(3,960)

Commodity, emission and energy products	309	542

Other products	325	970

Total	9,072	12,164

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types. This disclosure was adopted prospectively as of January 1, 2009.

For further information, refer to Note 8 – Trading revenues in V – Consolidated financial statements – Credit Suisse Group.
9 Other revenues
in	2010	2009	2008

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	723	(917)	(2,978)

Loans held-for-sale	(84)	(287)	(269)

Long-lived assets held-for-sale	(182)	13	41

Equity method investments	193	95	(98)

Other investments	117	907	(1,367)

Other	610	879	763

Other revenues	1,377	690	(3,908)

10 Provision for credit losses
in	2010	2009	2008

Provision for credit losses (CHF million)

Provision for loan losses	(139)	271	570

Provision for lending-related and other exposures	15	189	227

Provision for credit losses	(124)	460	797

11 Compensation and benefits
in	2010	2009	2008

Compensation and benefits (CHF million)

Salaries and deferred and variable compensation expense	11,885	12,857	11,068

Social security	884	973	731

Other [1]	1,603	876	1,159

Compensation and benefits	14,372	14,706	12,958

1 Includes pension and other post-retirement expense of CHF 905 million and the UK levy on variable compensation of CHF 404 million in 2010, pension and other post-retirement expense of CHF 641 million and CHF 848 million in 2009 and 2008, respectively.

12 General and administrative expenses
in	2010	2009	2008

General and administrative expenses (CHF million)

Occupancy expenses	1,119	1,121	1,090

IT, machinery, etc.	1,320	1,191	1,171

Provisions and losses	491	1,434	540

Travel and entertainment	432	413	540

Professional services	2,082	1,759	2,043

Goodwill impairment	0	0	82

Amortization and impairment of other intangible assets	34	48	108

Other	1,610	1,656	1,725

General and administrative expenses	7,088	7,622	7,299

13 Securities borrowed, lent and subject to repurchase agreements
end of	2010	2009

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	149,229	119,830

Deposits paid for securities borrowed	71,479	88,548

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	220,708	208,378

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	147,878	163,515

Deposits received for securities lent	20,516	28,072

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	191,587

For further information, refer to Note 14 – Securities borrowed, lent and subject to repurchase agreements in V – Consolidated financial statements – Credit Suisse Group.
14 Trading assets and liabilities
end of	2010	2009

Trading assets (CHF million)

Debt securities	153,228	159,277

Equity securities [1]	101,196	100,031

Derivative instruments [2]	47,776	55,323

Other	19,056	16,676

Trading assets	321,256	331,307

Trading liabilities (CHF million)

Short positions	76,219	77,605

Derivative instruments [2]	57,718	57,270

Trading liabilities	133,937	134,875

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	2010	2009

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	28,400	31,788

Receivables not netted [1]	14,987	16,025

Total	43,387	47,813

Cash collateral payables (CHF million)

Payables netted against derivative positions	29,480	28,808

Payables not netted [1]	14,428	18,935

Total	43,908	47,743

1 Recorded as cash collateral on derivative instruments, refer to Note 21 - Other assets and other liabilities.

15 Investment securities
end of	2010	2009

Investment securities (CHF million)

Debt securities held-to-maturity	139	0

Securities available-for-sale	6,192	9,190

Total investment securities	6,331	9,190

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2010 (CHF million)

Debt securities issued by foreign governments	139	0	0	139

Debt securities held-to-maturity	139	0	0	139

Debt securities issued by the Swiss federal, cantonal or local governmental entities	0	0	0	0

Debt securities issued by foreign governments	5,418	225	0	5,643

Corporate debt securities	387	0	0	387

Collateralized debt obligations	71	2	0	73

Debt securities available-for-sale	5,876	227	0	6,103

Banks, trust and insurance companies	69	10	0	79

Industry and all other	9	1	0	10

Equity securities available-for-sale	78	11	0	89

Securities available-for-sale	5,954	238	0	6,192

2009 (CHF million)

Debt securities issued by foreign governments	8,375	271	0	8,646

Corporate debt securities	312	0	0	312

Collateralized debt obligations	60	7	0	67

Other debt securities	59	0	0	59

Debt securities available-for-sale	8,806	278	0	9,084

Banks, trust and insurance companies	83	9	0	92

Industry and all other	13	1	0	14

Equity securities available-for-sale	96	10	0	106

Securities available-for-sale	8,902	288	0	9,190

There were no unrealized losses on investment securities in 2010 and 2009. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2010	2009	2008	2010	2009	2008

Additional information (CHF million)

Proceeds from sales	985	723	2	3	168	53

Realized gains	5	17	3	0	22	0

Realized losses	(11)	(14)	0	0	(1)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2010 (CHF million)

Due within 1 year	139	139	0	789	793	2.86

Due from 1 to 5 years	0	0	–	5,013	5,231	3.79

Due from 5 to 10 years	0	0	–	0	0	–

Due after 10 years	0	0	–	74	79	5.44

Total debt securities	139	139	0	5,876	6,103	3.69

16 Other investments
end of	2010	2009

Other investments (CHF million)

Equity method investments	3,909	3,618

Non-marketable equity securities [1]	9,831	17,470

Real estate held for investment	420	360

Life finance instruments [2]	1,895	2,099

Total other investments	16,055	23,547

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

Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2010 and 2009, no impairment was recorded. An impairment of CHF 22 million was recorded in 2008.

Accumulated depreciation related to real estate held for investment amounted to CHF 273 million, CHF 326 million and CHF 320 million for 2010, 2009 and 2008, respectively.
For further information, refer to Note 17 – Other investments in V – Consolidated financial statements – Credit Suisse Group.
17 Loans, allowance for loan losses and credit quality
end of	2010	2009

Loans (CHF million)

Mortgages	69,953	68,767

Loans collateralized by securities	21,247	18,776

Consumer finance	2,833	2,461

Consumer loans	94,033	90,004

Real estate	20,115	21,776

Commercial and industrial loans	51,842	57,006

Financial institutions	33,608	48,892

Governments and public institutions	2,059	5,047

Corporate and institutional loans	107,624	132,721

Gross loans	201,657	222,725

of which held at amortized cost	183,105	186,479

of which held at fair value	18,552	36,246

Net (unearned income)/deferred expenses	(97)	(89)

Allowance for loan losses	(812)	(1,184)

Net loans	200,748	221,452

Gross loans by location (CHF million)

Switzerland	123,506	123,249

Foreign	78,151	99,476

Gross loans	201,657	222,725

Impaired loan portfolio (CHF million)

Non-performing loans	690	1,032

Non-interest-earning loans	298	294

Total non-performing and non-interest-earning loans	988	1,326

Restructured loans	52	6

Potential problem loans	438	600

Total other impaired loans	490	606

Gross impaired loans	1,478	1,932

Allowance for loan losses
in	2010	2009	2008

Allowance for loan losses (CHF million)

Balance at beginning of period	1,184	1,428	1,000

Net movements recognized in statements of operations	(139)	271	570

Gross write-offs	(234)	(618)	(181)

Recoveries	57	57	82

Net write-offs	(177)	(561)	(99)

Provisions for interest	1	38	16

Foreign currency translation impact and other adjustments, net	(57)	8	(59)

Balance at end of period	812	1,184	1,428

of which individually evaluated for impairment	600	839	1,018

of which collectively evaluated for impairment	212	345	410

Allowance for loan losses and gross loans held at amortized cost
end of 2010	Consumer loans	Corporate and institutional loans	Total

Allowance for loan losses (CHF million)

Balance at end of period	143	669	812

of which individually evaluated for impairment	110	490	600

of which collectively evaluated for impairment	33	179	212

Gross loans held at amortized cost (CHF million)

Balance at end of period	94,027	89,078	183,105

of which individually evaluated for impairment	384	903	1,287

of which collectively evaluated for impairment	93,643	88,175	181,818

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

2010 (CHF million)

Mortgages	137	1,193	9,412	41,393	16,938	699	15	3	0	163	69,953

Loans collateralized by securities	1	66	330	19,681	1,116	9	0	0	0	44	21,247

Consumer finance	0	2	104	2,113	384	18	0	28	1	177	2,827

Consumer loans	138	1,261	9,846	63,187	18,438	726	15	31	1	384	94,027

Real estate	22	269	1,561	8,645	8,894	398	0	0	0	52	19,841

Commercial and industrial loans	350	615	1,891	19,896	14,917	2,863	95	239	159	687	41,712

Financial institutions	2,183	5,492	8,070	7,028	1,850	1,293	0	0	20	88	26,024

Governments and public institutions	57	140	209	425	87	60	517	0	0	6	1,501

Corporate and institutional loans	2,612	6,516	11,731	35,994	25,748	4,614	612	239	179	833	89,078

Gross loans held at amortized cost	2,750	7,777	21,577	99,181	44,186	5,340	627	270	180	1,217	183,105

Value of collateral [1]	2,476	3,645	12,975	91,558	38,036	3,416	66	0	0	545	152,717

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

2010 (CHF million)

Mortgages	69,713	80	14	8	138	240	69,953

Loans collateralized by securities	21,184	46	2	0	15	63	21,247

Consumer finance	2,484	267	37	9	30	343	2,827

Consumer loans	93,381	393	53	17	183	646	94,027

Real estate	19,780	35	0	1	25	61	19,841

Commercial and industrial loans	40,493	715	94	42	368	1,219	41,712

Financial institutions	25,886	125	3	0	10	138	26,024

Governments and public institutions	1,497	3	1	0	0	4	1,501

Corporate and institutional loans	87,656	878	98	43	403	1,422	89,078

Gross loans held at amortized cost	181,037	1,271	151	60	586	2,068	183,105

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

2010 (CHF million)

Mortgages	135	15	150	0	43	43	193

Loans collateralized by securities	37	11	48	0	1	1	49

Consumer finance	146	29	175	0	3	3	178

Consumer loans	318	55	373	0	47	47	420

Real estate	34	10	44	0	14	14	58

Commercial and industrial loans	329	187	516	52	305	357	873

Financial institutions	9	40	49	0	72	72	121

Governments and public institutions	0	6	6	0	0	0	6

Corporate and institutional loans	372	243	615	52	391	443	1,058

Gross impaired loans	690	298	988	52	438	490	1,478

Gross impaired loan details
2010	Recorded investment	Unpaid principal balance	Associated specific allowance	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan details (CHF million)

Mortgages	168	158	26	169	1	1

Loans collateralized by securities	49	45	36	48	1	0

Consumer finance	167	166	48	191	8	4

Consumer loans	384	369	110	408	10	5

Real estate	55	45	29	52	0	0

Commercial and industrial loans	724	667	366	701	5	5

Financial institutions	118	117	89	133	0	0

Governments and public institutions	6	4	6	6	0	0

Corporate and institutional loans	903	833	490	892	5	5

Gross impaired loans with a specific allowance	1,287	1,202	600	1,300	15	10

Mortgages	25	25	–	77	0	0

Loans collateralized by securities	0	0	–	3	0	0

Consumer finance	11	12	–	14	0	0

Consumer loans	36	37	–	94	0	0

Real estate	3	3	–	14	0	0

Commercial and industrial loans	149	146	–	238	0	0

Financial institutions	3	4	–	4	0	0

Corporate and institutional loans	155	153	–	256	0	0

Gross impaired loans without specific allowance	191	190	–	350	0	0

Gross impaired loans	1,478	1,392	600	1,650	15	10

of which consumer loans	420	406	110	502	10	5

of which corporate and institutional loans	1,058	986	490	1,148	5	5

As of December 31, 2010 and 2009, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
For further information, refer to Note 18 – Loans, allowance for loan losses and credit quality in V – Consolidated financial statements – Credit Suisse Group.
18 Premises and equipment
end of	2010	2009

Premises and equipment (CHF million)

Buildings and improvements	3,524	3,311

Land	734	716

Leasehold improvements	1,930	1,896

Software	3,793	3,223

Equipment	2,967	3,095

Premises and equipment	12,948	12,241

Accumulated depreciation	(6,728)	(6,340)

Total premises and equipment, net	6,220	5,901

Depreciation and impairment
in	2010	2009	2008

CHF million

Depreciation	1,085	988	839

Impairment	16	45	100	[1]

1 Includes CHF 92 million impairment on software primarily in connection with the accelerated implementation of the Group's strategic plan.

19 Goodwill and other intangible assets
Goodwill
end of 2010	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)

Gross amount of goodwill (CHF million)

Balance at beginning of period	379	6,203	1,632	8,214

Foreign currency translation impact	(40)	(496)	(145)	(681)

Other	0	0	(1)	(1)

Balance at end of period	339	5,707	1,486	7,532

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	0	82

Balance at end of period	0	82	0	82

Net book value (CHF million)

Net book value	339	5,625	1,486	7,450

Goodwill (continued)
end of 2009	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)

Gross amount of goodwill (CHF million)

Balance at beginning of period	355	6,333	1,589	8,277

Foreign currency translation impact	24	(130)	(9)	(115)

Other	0	0	52	52

Balance at end of period	379	6,203	1,632	8,214

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	0	82

Balance at end of period	0	82	0	82

Net book value (CHF million)

Net book value	379	6,121	1,632	8,132

For further information, refer to Note 20 – Goodwill and other intangible assets in V – Consolidated financial statements – Credit Suisse Group.
Other intangible assets
	2010			2009

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	26	(21)	5	28	(22)	6

Client relationships	521	(321)	200	556	(311)	245

Other	91	(91)	0	101	(101)	0

Total amortizing other intangible assets	638	(433)	205	685	(434)	251

Non-amortizing other intangible assets	99	–	99	67	–	67

of which mortgage servicing rights, at fair value	66	–	66	30	–	30

Total other intangible assets	737	(433)	304	752	(434)	318

Additional information
in	2010	2009	2008

Aggregate amortization and impairment (CHF million)

Aggregate amortization	33	41	58

Impairment	1	7	50	[1]

1 The carrying amount of certain client relationships in Asset Management exceeded the expected future cash flows.

Estimated amortization
Estimated amortization (CHF million)

2011	30

2012	28

2013	27

2014	26

2015	25

For further information, refer to Note 20 – Goodwill and other intangible assets in V – Consolidated financial statements – Credit Suisse Group.
20 Life settlement contracts
2010	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method

Number of contracts	929	500	1,002	1,789	1,850	2,804	8,874

Carrying value (CHF million)	30	27	42	80	134	545	858

Face value (CHF million)	31	51	67	137	316	2,877	3,479

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	70	70

2009

Fair value method

Number of contracts	493	909	451	933	1,720	4,312	8,818

Carrying value (CHF million)	49	33	25	37	106	581	831

Face value (CHF million)	23	41	39	55	263	3,813	4,234

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	75	75

Realized and unrealized gains and losses on life settlement contracts accounted for under the fair value method
in	2010	2009	2008

CHF million

Realized gains/(losses)	44	(39)	47

Unrealized gains/(losses)	(105)	(8)	(130)

For further information, refer to Note 21 – Life settlement contracts in V – Consolidated financial statements – Credit Suisse Group.
21 Other assets and other liabilities
end of	2010	2009

Other assets (CHF million)

Cash collateral on derivative instruments	14,987	16,025

Cash collateral on non-derivative transactions	1,792	1,827

Derivative instruments used for hedging	2,682	1,994

Assets held-for-sale	26,886	14,569

of which loans [1]	24,925	14,287

of which real estate	1,946	269

Interest and fees receivable	5,098	5,645

Deferred tax assets	9,350	8,982

Prepaid expenses	1,279	958

Failed purchases	442	172

Other	16,789	18,107

Other assets	79,305	68,279

Other liabilities (CHF million)

Cash collateral on derivative instruments	14,428	18,935

Cash collateral on non-derivative transactions	20	29

Derivative instruments used for hedging	1,059	1,080

Provisions [2]	1,606	1,684

of which off-balance sheet risk	551	601

Interest and fees payable	6,685	6,928

Current tax liabilities	1,104	1,471

Deferred tax liabilities	267	187

Failed sales	7,354	9,258

Other	28,683	30,682

Other liabilities	61,206	70,254

1 Included as of December 31, 2010 and 2009 were CHF 7,818 million and CHF 8,806 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 1,223 million and CHF 707 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP. 2 Includes provision for bridge commitments.

22 Deposits
	2010				2009

end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	7,849	2,612	10,461		5,673	2,095	7,768

Interest-bearing demand deposits	95,440	18,478	113,918		85,348	20,853	106,201

Savings deposits	45,423	27	45,450		42,422	37	42,459

Time deposits	17,669	123,944	141,613	[1]	24,092	128,258	152,350	[1]

Total deposits	166,381	145,061	311,442	[2]	157,535	151,243	308,778	[2]

of which due to banks	–	–	47,675		–	–	50,081

of which customer deposits	–	–	263,767		–	–	258,697

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1 Included as of December 31, 2010 and 2009 were CHF 141,169 million and CHF 151,834 million, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more. 2 Not included as of December 31, 2010 and 2009 were CHF 48 million and CHF 21 million, respectively, of overdrawn deposits reclassified as loans.

23 Long-term debt
end of	2010	2009

Long-term debt (CHF million)

Senior	126,441	131,547

Subordinated	24,960	25,129

Non-recourse liabilities from consolidated VIEs	19,739	–

Long-term debt	171,140	156,676

of which reported at fair value	81,474	70,900

of which structured notes	36,201	40,174

end of	2011	2012	2013	2014	2015	Thereafter	Total

Long-term debt (CHF million)

Senior debt
Fixed rate	9,642	10,516	12,660	7,981	11,278	19,451	71,528

Variable rate	13,155	11,580	10,632	5,335	5,236	8,974	54,912

Interest rates (range in %) [1]	0.2-6.1	0.2-6.5	0.2-8.5	0.9-6.1	1.2-5.1	1.2-8.8	–

Subordinated debt
Fixed rate	1,109	199	1,030	134	431	17,942	20,845

Variable rate	1,000	2,000	–	200	20	896	4,116

Interest rates (range in %) [1]	3.5-6.9	6.9-7.1	6.6-9.4	13.2	4.3-12.6	0.4-11.3	–

Non-recourse liabilities from consolidated VIEs
Fixed rate	438	7	–	–	–	174	619

Variable rate	439	678	2,038	427	597	14,941	19,120

Interest rates (range in %) [1]	3.5	–	9.4	13.2	12.1-12.6	2.7-11.3	–

Total long-term debt	25,783	24,980	26,360	14,077	17,562	62,378	171,140

of which structured notes	9,539	7,292	4,555	3,360	3,641	7,814	36,201

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

For further information, refer to Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group.
24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2010 (CHF million)

Balance at beginning of period	10	(7,745)	84	(761)	6	(8,406)

Increase/(decrease)	45	(2,352)	8	(134)	0	(2,433)

Reclassification adjustments, included in net income	(23)	(13)	6	24	(1)	(7)

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	32	(9,975)	98	(871)	5	(10,711)

2009 (CHF million)

Balance at beginning of period	(7)	(7,273)	71	(538)	6	(7,741)

Increase/(decrease)	30	(522)	28	(238)	0	(702)

Reclassification adjustments, included in net income	(13)	50	(15)	15	0	37

Balance at end of period	10	(7,745)	84	(761)	6	(8,406)

2008 (CHF million)

Balance at beginning of period	7	(3,979)	125	(450)	7	(4,290)

Increase/(decrease)	(14)	(3,294)	(63)	(127)	0	(3,498)

Reclassification adjustments, included in net income	0	0	9	32	(1)	40

Cumulative effect of accounting changes, net of tax	0	0	0	7	0	7

Balance at end of period	(7)	(7,273)	71	(538)	6	(7,741)

For income tax expense/(benefit) on the movements of accumulated other comprehensive income, refer to Note 25 - Tax and Note 28 - Pension and other post-retirement benefits.

25 Tax
Income/(loss) from continuing operations before taxes in Switzerland and foreign countries
in	2010	2009	2008

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	950	1,610	4,695

Foreign	5,321	5,747	(20,534)

Income/(loss) from continuing operations before taxes	6,271	7,357	(15,839)

Details of current and deferred taxes
in	2010	2009	2008

Current and deferred taxes (CHF million)

Switzerland	(25)	99	7

Foreign	235	760	204

Current income tax expense/(benefit)	210	859	211

Switzerland	(293)	32	(277)

Foreign	1,341	903	(4,856)

Deferred income tax expense/(benefit)	1,048	935	(5,133)

Income tax expense/(benefit)	1,258	1,794	(4,922)

Income tax expense/(benefit) on discontinued operations	0	(19)	21

Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	4	0	1

Cumulative translation adjustment	32	(164)	(132)

Unrealized gains/(losses) on securities	0	7	(41)

Actuarial gains/(losses)	(46)	(81)	(71)

Net prior service cost	0	(1)	(1)

Dividends	0	0	(15)

Share-based compensation and treasury shares	(608)	(169)	89

Reconciliation of taxes computed at the Swiss statutory rate
in	2010	2009	2008

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense/(benefit) computed at the statutory tax rate of 22%	1,380	1,619	(3,485)

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	569	887	(2,870)

Non-deductible amortization of other intangible assets and goodwill impairment	1	3	29

Other non-deductible expenses	619	502	257

Additional taxable income	22	70	171

Lower taxed income [1]	(760)	(575)	(1,645)

Income taxable to noncontrolling interests	(282)	313	1,000

Changes in tax law and rates	119	3	2

Changes in deferred tax valuation allowance [1]	54	(91)	1,707

Other [1]	(464)	(937)	(88)

Income tax expense/(benefit)	1,258	1,794	(4,922)

1 See explanation below.

Lower taxed income
2010 included a tax benefit of CHF 380 million in respect of a legal entity merger that reflected regulatory concerns about complex holding structures.
2010 and 2008 included a tax benefit of CHF 130 million and CHF 290 million, respectively, in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank.

2008 included a tax benefit of CHF 588 million in respect of the Swiss tax effect of the valuation reduction in the investment in subsidiaries.
Changes in deferred tax valuation allowance
2010 and 2009 included a tax benefit of CHF 199 million and CHF 567 million, respectively, resulting from the release of valuation allowances on deferred tax assets for one of the Bank’s operating entities in the US. The 2009 tax benefit was partially offset by a net increase to the valuation allowance on deferred tax assets on net tax loss carry-forwards of CHF 433 million.

2010 included an increase to the valuation allowance of CHF 193 million in respect of one of the Bank’s operating entities in the UK relating to deferred tax assets on tax loss carry-forwards.
2008 included a tax benefit of CHF 125 million, resulting from the release of valuation allowance on deferred tax assets on net tax loss carry-forwards, offset by additions.
Other
2010, 2009 and 2008 included an amount of CHF 301 million, CHF 156 million and CHF 163 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters.

2009 and 2008 included foreign exchange translation gains of CHF 460 million and foreign exchange translation losses of CHF 467 million, respectively, relating to deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward.

2009 included a tax benefit of CHF 91 million relating to the increase of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent increase of valuation allowance on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2010, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 7.3 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2010	2009

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,152	2,148

Loans	498	660

Investment securities	1,016	32

Provisions	1,346	1,275

Business combinations	96	93

Derivatives	159	101

Real estate	200	200

Net operating loss carry-forwards	7,237	8,557

Other	123	97

Gross deferred tax assets before valuation allowance	12,827	13,163

Less valuation allowance	(2,255)	(2,790)

Gross deferred tax assets net of valuation allowance	10,572	10,373

Compensation and benefits	(34)	(142)

Loans	(31)	(9)

Investment securities	(297)	(217)

Provisions	(335)	(422)

Business combinations	(277)	(191)

Derivatives	(315)	(263)

Leasing	(66)	(80)

Real estate	(68)	(64)

Other	(66)	(190)

Gross deferred tax liabilities	(1,489)	(1,578)

Net deferred tax assets	9,083	8,795

The increase in net deferred tax assets from 2009 to 2010 of CHF 288 million was primarily due to the consolidation of Alpine Securitization Corp. and the impact from the legal entity merger that reflected regulatory concerns about complex holding structures, which contributed net deferred tax assets of CHF 1,508 million and CHF 409 million, respectively. These contributions were partially offset by foreign exchange translation losses of CHF 811 million, which are included within the currency translation adjustment recorded in accumulated other comprehensive income/(loss) (AOCI). The remaining movement, a reduction of net deferred tax assets of CHF 818 million, mainly represents the impact of temporary differences and taxable income in 2010.

The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 8,438 million, net of a valuation allowance of CHF 1,409 million as of the end of 2009 to CHF 8,406 million, net of a valuation allowance of CHF 1,302 million as of the end of 2010.

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 2.3 billion as of December 31, 2010 compared to CHF 2.8 billion as of December 31, 2009.

Amounts and expiration dates of net operating loss carry-forwards
end of 2010	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	28

Due to expire within 2 to 5 years	3,863

Due to expire within 6 to 10 years	9,822

Due to expire within 11 to 20 years	7,070

Amount due to expire	20,783

Amount not due to expire	11,262

Total net operating loss carry-forwards	32,045

Movements in the valuation allowance
in	2010	2009	2008

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,790	2,922	1,378

Discontinued operations	0	0	(13)

Net changes	(535)	(132)	1,557

Balance at end of period	2,255	2,790	2,922

Tax benefits associated with share-based compensation
in	2010	2009	2008

Tax benefits associated with share-based compensation (CHF million)

Tax benefits recorded in the consolidated statements of operations	536	623	936

Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	615	179	(93)

Tax benefits in respect of tax on dividend equivalent payments	26	0	16

For further information on share-based compensation, refer to Note 26 – Employee deferred compensation.
However, windfall deductions and dividend equivalents aggregating CHF 1.0 billion and CHF 0.3 billion for 2010 and 2009, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 234 million tax benefit will be recorded in additional paid-in capital.

Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2010	2009

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	944	1,136

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	53	18

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(286)	(197)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	37	25

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(12)	(48)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(88)	(6)

Other (including foreign currency translation)	(70)	16

Balance at end of period	578	944

of which, if recognized, would affect the effective tax rate	553	895

Interest and penalties
in	2010	2009	2008

Interest and penalties (CHF million)

Interest and penalties recognized in the consolidated statements of operations	(42)	(16)	0

Interest and penalties recognized in the consolidated balance sheets	206	267	246

It is reasonably possible that there will be a decrease of between zero and CHF 85 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the UK – 2003; and the US – 1999.

For further information, refer to Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group.
26 Employee deferred compensation
Deferred compensation for employees
For further information, refer to Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group.
The following tables show the compensation expense for deferred compensation awards granted in 2010 and prior years that was recognized in the consolidated statements of operations during 2010, 2009, and 2008, the total shares delivered, the estimated unrecognized compensation expenses for deferred compensation awards granted in 2010 and prior years outstanding as of December 31, 2010 and the remaining requisite service period over which the unrecognized compensation expense will be recognized.

Deferred compensation expense
in	2010	2009	2008

Deferred compensation expense (CHF million)

Adjustable Performance Plan awards	948	–	–

Scaled Incentive Share Units	552	–	–

Incentive Share Units	713	1,498	2,329

Cash Retention Awards	574	819	–

Performance Incentive Plans (PIP I and PIP II) [1]	(2)	18	111

Partner Asset Facility [2]	45	628	450

Other share-based awards	293	330	585

Other cash awards	410	420	(76)

Total deferred compensation expense	3,533	3,713	3,399

Total shares delivered (million)

Total shares delivered	46.7	38.1	17.2

1 Includes claw backs. 2 Represents the change in the underlying fair value of the indexed assets during the period. 2009 also included the vesting of the remaining 33.3% in the first quarter.

Additional information
end of	2010

Estimated unrecognized compensation expense (CHF million)

Adjustable Performance Plan awards	604

Scaled Incentive Share Units	768

Incentive Share Units	332

Other share-based awards	496

Other cash awards	41

Total	2,241

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.6

Fair value assumptions for share-based compensation
The following table illustrates the significant assumptions used to estimate the fair value of Scaled Incentive Share Units (SISUs) and Incentive Share Units (ISUs) granted in 2010, 2009 and 2008, based on the annual deferred compensation process.

Significant fair value assumptions
	2010		2009	2008

	SISU	ISU	ISU	ISU

Significant fair value assumptions

Expected volatility, in %	33.42	33.52	62.97	32.04

Expected dividend yield, in %	–	–	–	5.46

Expected dividend cash flows, in CHF
2009	–	–	0.10	–

2010	1.45	1.45	0.60	–

2011	1.55	1.55	1.00	–

2012	1.65	1.65	–	–

2013	1.75	–	–	–

Expected risk-free interest rate, in %	1.26	1.00	1.24	2.45

Expected term, in years	4	3	3	3

Share awards
On January 20, 2011, the Bank granted 34.0 million share awards with a total value of CHF 1,408 million. The estimated unrecognized compensation expense of CHF 1,402 million was determined based on the fair value of the award at the date of grant, including the current estimate of future forfeitures, and will be recognized over the four-year vesting period, subject to early retirement rules.

Adjustable Performance Plan Awards
On January 20, 2011, the Bank granted Adjustable Performance Plan awards with a total value of CHF 1,099 million. The estimated unrecognized compensation expense of CHF 1,664 million was determined based on the fair value of the award at the date of grant, including the current estimated outcome of relevant performance criteria and estimated future forfeitures, and will be recognized over the four-year vesting period, subject to early retirement rules. On January 21, 2010, the Bank granted Adjustable Performance Plan awards with a total value of CHF 1,186 million.

Restricted Cash Award
On January 20, 2011, the Bank granted restricted cash awards with a total value of CHF 465 million. The estimated unrecognized compensation expense of CHF 465 million was determined based on the fair value of the award at the date of grant and will be recognized over the two-year vesting period.

Scaled Incentive Share Unit
On January 21, 2010, the Bank granted 20.7 million SISUs.
Scaled Incentive Share Unit activities
2010

Number of awards (million)

Balance at beginning of period	–

Granted	20.7

Settled	(0.2)

Forfeited	(0.5)

Balance at end of period	20.0

of which vested	0.2

of which unvested	19.8

Incentive Share Unit
On January 21, 2010, January 21, 2009 and January 22, 2008, the Bank granted 6.0 million, 25.9 million and 45.7 million ISUs, respectively.
Incentive Share Unit activities
	2010	2009	2008

Number of awards (million)

Balance at beginning of period	40.2	59.3	25.4

Granted [1]	6.0	25.9	46.5

Settled	(8.2)	(42.8)	(9.9)

Forfeited	(0.8)	(2.2)	(2.7)

Balance at end of period	37.2	40.2	59.3

of which vested	3.9	2.7	1.4

of which unvested	33.3	37.5	57.9

1 Includes ISUs granted in January and through out the year.

Performance Incentive Plan
The Performance Incentive Plan (PIP) I units granted in 2005 were settled in April 2010 in accordance with the terms and conditions of the plan and each outstanding PIP I unit settled for approximately 4.8 Group shares. The PIP II units granted in 2006 are due to settle in May 2011. For PIP II, the performance condition was finalized as of December 31, 2010 and will result in the conversion of each outstanding initial PIP II unit into 0.93 final PIP II units upon settlement. Based on the current estimate of the outcome of the Group share price target for PIP II, it is probable that the minimum average share price target of CHF 47 will not be met and thus each final PIP II unit will settle for zero Group shares. At grant, each PIP II unit was equivalent to a Group share price of CHF 72.

Performance Incentive Plan activities
	2010		2009		2008

	PIP II	PIP I	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	11.8	6.1	11.8	6.2	11.9

Granted	–	–	–	–	0.1	–

Settled	0.0	(11.6)	0.0	0.0	0.0	0.0

Forfeited	(0.1)	(0.2)	0.0	0.0	(0.2)	(0.1)

Balance at end of period	6.0	0.0	6.1	11.8	6.1	11.8

of which vested	5.2	0.0	4.3	10.1	3.1	7.9

of which unvested	0.8	0.0	1.8	1.7	3.0	3.9

Partner Asset Facility
On January 21, 2009, the Bank granted Partner Asset Facility awards to employees with a total notional value of CHF 676 million.
Other share-based awards
On January 20, 2011, the Bank granted blocked shares for approximately CHF 30 million that vested immediately upon grant, have no future service requirements and were expensed for services performed in 2010.

Other share-based award activities
	2010		2009		2008

	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF	Number of other share-based awards in million	Weighted- average grant-date fair value in CHF

Other share-based award activities

Balance at beginning of period	15.5	45.67	20.5	58.90	28.5	65.13

Granted	7.1	45.30	8.1	40.35	8.4	46.93

Settled	(4.9)	48.39	(12.5)	69.36	(14.9)	61.66

Forfeited	(0.4)	51.65	(0.6)	53.33	(1.5)	82.82

Balance at end of period	17.3	43.86	15.5	45.67	20.5	58.90

of which vested	1.3	–	1.2	–	0.2	–

of which unvested	16.0	–	14.3	–	20.3	–

Share options
There were no options granted during 2010, 2009 and 2008. As of December 31, 2010, the aggregate intrinsic value of options outstanding and exercisable was CHF 43 million and the weighted-average remaining contractual term was one year. As of the exercise date, the total intrinsic value of options exercised during 2010, 2009 and 2008 was CHF 8 million, CHF 9 million and CHF 7 million, respectively. Cash received from option exercises during 2010, 2009 and 2008 was CHF 32 million, CHF 27 million and CHF 17 million, respectively.

Share option activities
	2010		2009		2008

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	32.8	62.68	36.6	61.41	37.2	61.07

Exercised	(0.8)	40.12	(0.7)	41.60	(0.5)	38.00

Settled	0.0	0.00	(0.1)	62.05	0.0	0.00

Forfeited	0.0	0.00	0.0	0.00	0.0	0.00

Expired	(3.7)	57.98	(3.0)	51.89	(0.1)	42.00

Balance at end of period	28.3	63.94	32.8	62.68	36.6	61.41

Exercisable at end of period	28.3	63.94	32.8	62.68	35.6	60.83

During 2010, 1.0 million options with a cash settlement feature expired, leaving no options containing a cash settlement feature outstanding as of December 31, 2010.
As of December 31, 2010, 2.7 million additional options expired and in January 2011, 9.6 million expired.
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

For further information, refer to Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group.
Related party assets and liabilities
end of	2010	2009

Assets (CHF million)

Cash and due from banks	533	1,145

Interest-bearing deposits with banks	3,035	1,022

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	541	523

Trading assets	185	148

Net loans	9,339	10,725

Other assets	100	55

Total assets	13,733	13,618

Liabilities (CHF million)

Due to banks/customer deposits	12,135	16,051

Trading liabilities	93	521

Long-term debt	7,906	8,951

Other liabilities	430	569

Total liabilities	20,564	26,092

Related party revenues and expenses
in	2010	2009	2008

Revenues (CHF million)

Interest and dividend income	86	120	501

Interest expense	(317)	(514)	(1,177)

Net interest income	(231)	(394)	(676)

Commissions and fees	(33)	(42)	(11)

Other revenues	330	248	264

Net revenues	66	(188)	(423)

Expenses (CHF million)

Total operating expenses	(389)	(101)	19

Related party guarantees
end of	2010	2009

Guarantees (CHF million)

Credit guarantees and similar instruments	16	76

Derivatives	29	42

Other guarantees	220	53

Total guarantees	265	171

Loans to members of the Executive Board and the Board of Directors
in	2010		2009	2008

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	19	[1]	24	22

Additions	5		4	11

Reductions	(6)		(9)	(9)

Balance at end of period	18	[1]	19	24

Loans to members of the Boad of Directors (CHF million)

Balance at beginning of period	24	[2]	14	15

Additions	14		11	1

Reductions	(4)		(1)	(2)

Balance at end of period	34	[2]	24	14

1 The number of individuals with outstanding loans at the beginning and end of the year was seven and six, respectively. 2 The number of individuals with outstanding loans at the beginning and end of the year was eight and seven, respectively.

Liabilities due to own pension funds
Liabilities due to the Bank’s own pension funds as of December 31, 2010 and 2009 of CHF 1,308 million and CHF 1,111 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

28 Pension and other post-retirement benefits
Pension plans
The Bank participates in a defined benefit pension plan sponsored by the Group and has single-employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland through the participation in a defined benefit pension plan sponsored by the Group (Group plan). The plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the plan, which is set up as an independent trust domiciled in Zurich. On January 1, 2010, in addition to the annuity section, a new savings section (defined contribution) was introduced in the Swiss main plan and a partial changeover from the defined benefit plan to the defined contribution plan has been processed. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan, for both the annuity section and the savings section, and uses the projected unit credit actuarial method to determine the net periodic pension expense, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a Group pension plan because other legal entities within the Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 90% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expenses or balance sheet amounts related to the Group plan were recognized by the Bank. In the annuity section of the plan, the Bank’s contributions are determined using a predetermined formula based on each employee’s salary level and age and amount to at least 200% of each employee’s contribution. In the savings section of the plan, the employer contribution varies between 7.5% and 25% of the pensionable salary depending on the employees’ age.

During 2010, 2009 and 2008, the Bank contributed and recognized as expense CHF 619 million, CHF 394 million and CHF 579 million to the Group plan, respectively. The Bank expects to contribute CHF 431 million to the Group plan during 2011. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2010, 2009 and 2008 would have been lower by CHF 447 million, CHF 274 million and CHF 477 million, respectively, and the Bank would have recognized CHF 93 million, CHF 38 million and CHF 35 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.

As of December 31, 2010 and 2009, the ABO of the Group plan was CHF 12.8 billion and CHF 12.2 billion, the PBO was CHF 13.8 billion and CHF 13.3 billion and the >>>fair value of plan assets was CHF 13.4 billion and CHF 12.6 billion, respectively. As of December 31, 2010 and 2009, the Group plan was overfunded on an ABO basis by CHF 581 million and CHF 408 million and underfunded on a PBO basis by CHF 385 million and CHF 730 million, respectively. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the funded status of the Group plan on a PBO basis of CHF 347 million and CHF 657 million as of December 31, 2010 and 2009, respectively, as a liability in the consolidated balance sheets, resulting in a decrease in AOCI within total shareholder’s equity.

The calculation of the expense and liability associated with the Group plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and the discount rate as determined by the Group. If the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return on plan assets used in the net periodic pension costs for 2010 and 2009 would have been 4.8%. As of December 31, 2010 and 2009, the discount rate used in the measurement of the benefit obligation would have been 3.1% and 3.5% and the net periodic pension cost would have been 3.5% and 3.9%, respectively.

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

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among others, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.

Components of total pension costs
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in	2010	2009	2008	2010	2009	2008

Total pension costs (CHF million)

Service costs on benefit obligation	30	33	44	1	1	1

Interest costs on benefit obligation	134	129	139	9	9	8

Expected return on plan assets	(163)	(166)	(170)	–	–	–

Amortization of recognized prior service cost/(credit)	1	1	1	(2)	(2)	(2)

Amortization of recognized actuarial losses	36	17	39	6	8	9

Net periodic pension costs	38	14	53	14	16	16

Settlement (gains)/losses	(2)	1	–	–	–	–

Curtailment (gains)/losses	–	(2)	–	–	–	–

Total pension costs	36	13	53	14	16	16

Total pension costs reflected in compensation and benefits – other for 2010, 2009 and 2008 were CHF 50 million, CHF 29 million and CHF 69 million, respectively.
On December 4, 2008, the Group announced the accelerated implementation of its strategic plan and, as part of this plan, a headcount reduction. This resulted in settlement payments of CHF 1 million in 2009 for the US pension plans. The discontinuance of a Japanese plan in 2009 resulted in a curtailment gain of CHF 2 million in 2009, due to the reduction in the benefit obligation, and a gain of CHF 2 million in 2010 from the related settlement of the obligation.

Benefit obligation
The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans and as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post- retirement defined benefit plans

in / end of	2010	2009	2010	2009

PBO (CHF million) [1]

Beginning of the measurement period	2,299	1,953	141	134

Service cost	30	33	1	1

Interest cost	134	129	9	9

Plan amendments	–	18	–	–

Settlements	(3)	(8)	–	–

Curtailments	–	(5)	–	–

Special termination benefits	3	3	–	–

Actuarial (gains)/losses	220	185	31	9

Plans added	9	–	–	–

Benefit payments	(52)	(67)	(8)	(8)

Exchange rate (gains)/losses	(267)	58	(14)	(4)

End of the measurement period	2,373	2,299	160	141

Fair value of plan assets (CHF million)

Beginning of the measurement period	2,036	1,815	–	–

Actual return on plan assets	218	30	–	–

Employer contributions	172	169	8	8

Plan amendments	–	18	–	–

Settlements	(3)	(8)	–	–

Benefit payments	(52)	(67)	(8)	(8)

Exchange rate gains/(losses)	(250)	79	–	–

End of the measurement period	2,121	2,036	–	–

Total funded status recognized (CHF million)

Funded status of the plan – over/(underfunded)	(252)	(263)	(160)	(141)

Total funded status recognized in the consolidated balance sheet at December 31	(252)	(263)	(160)	(141)

Total amount recognized (CHF million)

Noncurrent assets	166	84	–	–

Current liabilities	(13)	(9)	(8)	(8)

Noncurrent liabilities	(405)	(338)	(152)	(133)

Total amount recognized in the consolidated balance sheet at December 31	(252)	(263)	(160)	(141)

ABO (CHF million) [2]

End of the measurement period	2,287	2,235	–	–

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2010 and 2009 was an underfunding of CHF 412 million and CHF 404 million, respectively.

In 2010 and 2009, the Bank made contributions of CHF 172 million and CHF 169 million, respectively, to the international single-employer defined benefit pension plans, including CHF 135 million and CHF 130 million, respectively, as a special contribution to the UK defined benefit plan. In 2011, the Bank expects to contribute CHF 38 million to the international single-employer defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2010 and 2009, respectively.

Defined benefit pension plans in which PBO or ABO were in excess of plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]

December 31	2010	2009		2010	2009

CHF million

PBO	1,212	1,138		1,128	1,076

ABO	1,163	1,100		1,099	1,049

Fair value of plan assets	794	791		717	729

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2010	2009	2010	2009	2010	2009

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(819)	(723)	(52)	(38)	(871)	(761)

Prior service credit/(cost)	(1)	(1)	6	7	5	6

Total	(820)	(724)	(46)	(31)	(866)	(755)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2010 and 2009 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2011.

Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2010 (CHF million)

Actuarial gains/(losses)	(165)	50	(115)	(31)	12	(19)	(134)

Amortization of actuarial losses/(gains)	36	(13)	23	6	(3)	3	26

Amortization of prior service cost/(credit)	1	(1)	0	(2)	1	(1)	(1)

Immediate recognition due to curtailment/settlement	(2)	0	(2)	–	–	–	(2)

Total amounts recognized in other comprehensive income	(130)	36	(94)	(27)	10	(17)	(111)

2009 (CHF million)

Actuarial gains/(losses)	(323)	88	(235)	(9)	3	(6)	(241)

Amortization of actuarial losses/(gains)	17	(7)	10	8	(3)	5	15

Amortization of prior service cost/(credit)	1	0	1	(2)	1	(1)	0

Immediate recognition due to curtailment/settlement	4	(1)	3	–	–	–	3

Total amounts recognized in other comprehensive income	(301)	80	(221)	(3)	1	(2)	(223)

Amounts in AOCI, net of tax, expected to be amortized in 2011
in 2011	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial losses/(gains)	35	6

Amortization of prior service cost/(credit)	0	(1)

Total	35	5

Assumptions
Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

December 31	2010	2009	2008	2010	2009	2008

Net benefit pension cost (%)

Discount rate	6.0	6.3	5.9	6.1	6.4	6.2

Salary increases	4.3	4.0	4.5	–	–	–

Expected long-term rate of return on plan assets	7.2	7.5	7.6	–	–	–

Benefit obligation (%)

Discount rate	5.5	6.0	6.3	5.5	6.1	6.4

Salary increases	4.2	4.3	4.0	–	–	–

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate of 9.75% for 2010 and 2009 and 11% for 2008 was assumed in the cost of covered health care benefits. As of December 31, 2010, the rate is assumed to decrease gradually to 5% by 2016 and remain at that level thereafter. As of December 31, 2010, 2009 and 2008, a 1% increase in the health care cost trend rate assumption would have resulted in an increase in post-retirement expenses of CHF 1.5 million, CHF 1.3 million and CHF 1.3 million, and an increase in accumulated post-retirement defined benefit obligation of CHF 26 million, CHF 19 million and CHF 18 million, respectively. A 1% decrease in the health care cost trend assumption would result in a decrease in post-retirement expenses of CHF 1.2 million, CHF 1.0 million and CHF 1.1 million, and a decrease in post-retirement defined benefit obligation of CHF 21 million, CHF 16 million and CHF 15 million as of December 31, 2010, 2009 and 2008.

Plan assets and investment strategy
For further information, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group.
As of December 31, 2010 and 2009, there were no material amounts of Group debt or equity securities included in plan assets for the international single-employer defined benefit pension plans or other post-retirement defined benefit plans.

Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2010 and 2009, for the Bank’s defined benefits plans.
Plan assets measured at fair value on a recurring basis
	2010					2009

end of	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total

Plan assets at fair value (CHF million)

Cash and cash equivalents	138	19		0	157	163	8		0	171

Debt securities	65	644		122	831	79	392		176	647

of which governments	57	1		0	58	48	0		0	48

of which corporates	8	643		122	773	31	392		176	599

Equity securities	0	1,006		0	1,006	56	1,142		0	1,198

Real estate - indirect	0	0		52	52	0	0		14	14

Alternative investments	0	(97)		94	(3)	0	(130)		57	(73)

of which private equity	0	0		8	8	0	0		12	12

of which hedge funds	0	3		81	84	0	0		45	45

of which other	0	(100)	[1]	5	(95)	0	(130)	[1]	0	(130)

Other investments	0	78		0	78	0	79		0	79

Total plan assets at fair value	203	1,650		268	2,121	298	1,491		247	2,036

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
		Actual return on plan assets

	Balance at beginning of period	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period

2010 (CHF million)

Debt securities - corporates	176	16	1	(56)	(15)	122

Real estate - indirect	14	3	0	37	(2)	52

Alternative investments	57	0	3	39	(5)	94

of which private equity	12	0	1	(4)	(1)	8

of which hedge funds	45	0	2	38	(4)	81

of which other	0	0	0	5	0	5

Total plan assets at fair value	247	19	4	20	(22)	268

2009 (CHF million)

Debt securities - corporates	103	20	(2)	55	–	176

Real estate - indirect	34	(19)	0	(1)	–	14

Alternative investments	73	10	(1)	(25)	–	57

of which private equity	35	(2)	3	(24)	–	12

of which hedge funds	38	12	(4)	(1)	–	45

Other investments	25	0	16	(41)	–	0

Total plan assets at fair value	235	11	13	(12)	–	247

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation as of the measurement date
December 31	2010	2009

Weighted-average plan asset allocation (%)

Cash and cash equivalents	7.4	8.4

Debt securities	39.1	31.7

Equity securities	47.4	58.8

Real estate	2.5	0.7

Alternative investments	0.0	(3.5)	[1]

Insurance	3.6	3.9

Total	100.0	100.0

1 Negative asset allocation was primarily related to derivative instruments.

The following table shows the target plan asset allocation for 2011 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2011.

Weighted-average target plan asset allocation to be applied prospectively

2011 (%)

Cash and cash equivalents	1

Debt securities	57

Equity securities	20

Real estate	1

Alternative investments	17

Insurance	4

Total	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2011	75	8

2012	73	9

2013	74	9

2014	77	10

2015	79	10

For five years thereafter	439	56

Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2010, 2009, and 2008, the Bank contributed to these plans and recognized as expense CHF 263 million, CHF 235 million and CHF 249 million, respectively.

29 Derivatives and hedging activities
For further information, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
Hedge accounting
Cash flow hedges
As of the end of 2010, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was five months.

Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2010	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,105.2	429.5	422.4	66.0	2.4	1.6

Options bought and sold (OTC)	2,420.1	44.9	46.1	0.0	0.0	0.0

Futures	2,765.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,730.5	481.2	474.7	66.0	2.4	1.6

Forwards	2,053.6	35.2	37.7	19.4	0.4	0.1

Swaps	1,060.7	34.9	46.1	0.0	0.0	0.0

Options bought and sold (OTC)	794.7	14.3	15.0	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,928.1	84.5	98.9	19.4	0.4	0.1

Forwards	15.5	1.6	1.4	0.0	0.0	0.0

Swaps	0.1	0.1	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	24.8	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	40.9	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.5	4.1	7.4	0.0	0.0	0.0

Options bought and sold (OTC)	279.2	15.2	16.5	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	387.1	17.0	17.9	0.0	0.0	0.0

Equity/index-related products	963.9	37.4	41.9	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,184.3	679.1	689.6	85.4	2.8	1.7

The notional amount for derivative instruments (trading and hedging) was CHF 46,269.7 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2009	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,673.8	473.7	464.6	55.6	1.8	1.1

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,895.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,913.3	523.8	517.1	55.6	1.8	1.1

Forwards	1,675.8	18.8	21.0	22.4	0.2	0.0

Swaps	996.9	31.3	34.3	0.0	0.0	0.0

Options bought and sold (OTC)	865.6	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,578.0	65.1	71.5	22.4	0.2	0.0

Forwards	12.2	1.6	1.0	0.0	0.0	0.0

Swaps	0.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.0	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.3	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.2	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	352.9	18.1	21.6	0.0	0.0	0.0

Futures	124.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	501.3	1.2	1.3	0.0	0.0	0.0

Equity/index-related products	1,195.3	26.1	31.2	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,836.6	711.0	709.8	78.0	2.0	1.1

The notional amount for derivative instruments (trading and hedging) was CHF 43,914.6 billion as of December 31, 2009.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2010		2009

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	681.9	691.3	713.0	710.9

Counterparty netting [1]	(603.0)	(603.0)	(623.7)	(623.7)

Cash collateral netting [1]	(28.4)	(29.5)	(32.0)	(28.8)

Replacement values (trading and hedging) after netting agreements	50.5	58.8	57.3	58.4

of which recorded in trading assets (PRV) and trading liabilities (NRV)	47.8	57.7	55.3	57.3

of which recorded in other assets (PRV) and other liabilities (NRV)	2.7	1.1	2.0	1.1

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	2010	2009	2008

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	619	(628)	–

Foreign exchange products	21	3	–

Total	640	(625)	–

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(603)	609	–

Foreign exchange products	(21)	(3)	–

Total	(624)	606	–

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	16	(19)	68

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2010		2009		2008

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products [1]	54		30		–

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	27	[2]	13	[3]	–

Details of cash flow hedges (CHF million)

Net gains/(losses) on the ineffective portion	0		0		(1)

1 Represents gains/(losses) on effective portion. 2 Included in commissions and fees. 3 Included in total operating expenses.

The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months is CHF 27 million.
Net investment hedges
in	2010		2009		2008

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	8		12		–

Foreign exchange products	1,563		(1,401)		–

Total	1,571		(1,389)		–

Gains/(losses) reclassified from AOCI into income (CHF million)

Interest rate products	0		0		–

Foreign exchange products	(4)	[1]	(21)	[2]	–

Total	(4)		(21)		–

Represents gains/(losses) on effective portion.
1 Included in other revenues. 2 Primarily included in discontinued operations.

The Bank includes all >>>derivative instruments not included in hedge accounting relationships in its trading activities. Instead of separately disclosing gains and losses of these derivative instruments by type of contracts, the Bank elected to provide alternative disclosures as offered under US GAAP. For these alternative disclosures, refer to Note 8 – Trading revenues.

Disclosures relating to contingent credit risk
For further information, refer to Note 30 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse Group.
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate >>>fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the NRV of derivative instruments with credit-risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

2010 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	-	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

2009 (CHF billion)

Current net exposure	10.5	3.3	1.6	15.4

Collateral posted	9.0	3.4	–	12.4

Additional collateral required in a one-notch downgrade event	0.2	2.4	0.7	3.3

Additional collateral required in a two-notch downgrade event	0.5	4.4	1.0	5.9

Credit derivatives
Credit protection sold/purchased
	2010

end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF million)

Investment grade [2]	(467,419)	450,123		(17,296)	49,008	977

Non-investment grade	(195,341)	169,173		(26,168)	17,161	(2,208)

Total single-name instruments	(662,760)	619,296		(43,464)	66,169	(1,231)

of which sovereigns	(115,191)	113,547		(1,644)	10,305	(2,390)

of which non-sovereigns	(547,569)	505,749		(41,820)	55,864	1,159

Multi-name instruments (CHF million)

Investment grade [2]	(238,371)	215,052		(23,319)	14,480	(4,765)

Non-investment grade	(60,283)	55,884		(4,399)	16,112	(1,088)

Total multi-name instruments	(298,654)	270,936		(27,718)	30,592	(5,853)

of which sovereigns	(15,424)	14,589		(835)	643	(636)

of which non-sovereigns	(283,230)	256,347		(26,883)	29,949	(5,217)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above.

Credit protection sold
	2009

end of	Credit protection sold	Fair value of credit protection sold	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	(608,386)	8,712	598,895

Non-investment grade	(222,402)	(12,790)	215,675

Total single-name instruments	(830,788)	(4,078)	814,570

of which sovereigns	(128,760)	(782)	128,141

of which non-sovereigns	(702,028)	(3,296)	686,429

Multi-name instruments (CHF million)

Investment grade [1]	(291,880)	(9,271)	285,683

Non-investment grade	(58,579)	494	56,144

Total multi-name instruments	(350,459)	(8,777)	341,827

of which sovereigns	(347)	(58)	111

of which non-sovereigns	(350,112)	(8,719)	341,716

1 Based on internal ratings of BBB and above.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2010 (CHF million)

Single-name instruments	90,718	468,182	103,859	662,759

Multi-name instruments	27,257	227,007	44,391	298,655

Total	117,975	695,189	148,250	961,414

2009 (CHF million)

Single-name instruments	100,387	592,552	137,849	830,788

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,560	201,146	1,181,247

30 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2010 (CHF million)

Credit guarantees and similar instruments	3,306	1,504	1,031	1,430	7,271	6,785		512	4,217

Performance guarantees and similar instruments	7,935	2,096	1,192	656	11,879	10,613		97	4,240

Securities lending indemnifications	18,254	0	0	0	18,254	18,254		0	18,254

Derivatives [2]	35,743	19,292	6,486	4,061	65,582	65,582		2,246	–	[3]

Other guarantees	4,016	504	274	279	5,073	5,003		7	2,183

Total guarantees	69,254	23,396	8,983	6,426	108,059	106,237		2,862	28,894

2009 (CHF million)

Credit guarantees and similar instruments	3,197	1,591	1,533	1,660	7,981	7,223		543	4,364

Performance guarantees and similar instruments	6,176	3,926	990	799	11,891	10,438		93	3,896

Securities lending indemnifications	22,644	0	0	0	22,644	22,644		0	22,644

Derivatives [2]	29,102	25,535	13,277	12,615	80,529	80,529		2,454	–	[3]

Other guarantees	3,490	509	168	262	4,429	4,361		10	1,851

Total guarantees	64,609	31,561	15,968	15,336	127,474	125,195		3,100	32,755

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. In the case of certain active commercial banks, prior periods have been conformed to the current presentation. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Lease commitments

Lease commitments (CHF million)

2011	563

2012	476

2013	424

2014	367

2015	319

Thereafter	2,018

Future operating lease commitments	4,167

Less minimum non-cancellable sublease rentals	398

Total net future minimum lease commitments	3,769

Rental expense for operating leases
in	2010	2009	2008

Rental expense for operating leases (CHF million)

Minimum rental expense	605	577	459

Sublease rental income	(122)	(125)	(118)

Total net expenses for operating leases	483	452	341

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received

2010 (CHF million)

Irrevocable commitments under documentary credits	4,489	10	41	0	4,540	4,151		1,882

Loan commitments	144,297	35,431	12,232	8,088	200,048	193,494		133,211

Forward reverse repurchase agreements	51,968	0	0	0	51,968	51,968		51,968

Other commitments	1,347	832	1,096	554	3,829	3,830		53

Total other commitments	202,101	36,273	13,369	8,642	260,385	253,443		187,114

2009 (CHF million)

Irrevocable commitments under documentary credits	4,520	15	25	0	4,560	4,160		2,020

Loan commitments	165,542	33,841	10,021	8,827	218,231	211,876		149,720

Forward reverse repurchase agreements	43,481	0	0	0	43,481	43,481		43,481

Other commitments	6,350	1,529	682	302	8,863	8,863		6

Total other commitments	219,893	35,385	10,728	9,129	275,135	268,380		195,227

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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2010, 2009 and 2008 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement as of the end of 2010, 2009 and 2008, regardless of when the securitization occurred.

Securitizations
in	2010	2009	[1]	2008	[1]

Gains and cash flows (CHF million)

CMBS
Net gain [2]	13	0		32

Proceeds from transfer of assets	523	144		1,137

Purchases of previously transferred financial assets or its underlying collateral	0	0		(173)

Servicing fees	1	1		2

Cash received on interests that continue to be held	150	244		273

RMBS
Net gain [2]	214	194		56

Proceeds from transfer of assets	52,308	34,246		20,998

Purchases of previously transferred financial assets or its underlying collateral	0	(46)		(3)

Servicing fees	6	6		4

Cash received on interests that continue to be held	488	329		231

ABS [3]
Net gain [2]	0	19		0

Proceeds from transfer of assets	0	104		0

Purchases of previously transferred financial assets or its underlying collateral	0	(18)		0

Cash received on interests that continue to be held	6	18		22

CDO
Net gain [2]	69	107		63

Proceeds from transfer of assets	2,952	2,374		1,612

Purchases of previously transferred financial assets or its underlying collateral [4]	(1,823)	(1,850)		–

Cash received on interests that continue to be held	157	13		44

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 3 Primarily home equity loans. 4 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-backed financing activities
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2010, 2009 and 2008 transfers (which were not securitizations) treated as sales, along with the cash flows between the Bank and the SPEs used in such transfers in which the Bank had continuing involvement as of the end of 2010, 2009 and 2008, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
in	2010	2009	2008

Gains and cash flows (CHF million)

Net gain [1]	16	12	22

Proceeds from transfer of assets [2]	1,424	3,494	6,063

Purchases of previously transferred financial assets or its underlying collateral	(696)	(219)	0

Cash received on interests that continue to be held	1,376	1,422	1,315

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2010 and 2009, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2010		2009	[1]

CHF million

CMBS
Principal amount outstanding	45,129	[2]	48,854	[2]

Total assets of SPE	65,667		71,477

RMBS
Principal amount outstanding	79,077	[2]	92,083	[2]

Total assets of SPE	85,556		99,119

ABS
Principal amount outstanding	4,171		7,244

Total assets of SPE	4,171		7,244

CDO
Principal amount outstanding	29,275	[2]	37,474	[2]

Total assets of SPE	29,279		37,952

Other asset-backed financing activities
Principal amount outstanding	10,770		12,261	[2]

Total assets of SPE	10,770		13,862

1 Amounts were previously presented separately as QSPEs and SPEs. The change in the presentation was a result of new guidance. 2 Principal amount outstanding relates to assets transferred from the Bank and does not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The >>>fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the Financial Accounting Standard Board amended the disclosure requirements for the Bank’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels. As this requirement is not retroactive, comparable data is not presented for prior periods. For further information on fair value hierarchy, refer to Note 32 – Financial instruments – Fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer	CMBS	RMBS

CHF million, except where indicated

Fair value of beneficial interests	79	3,110

of which level 2	79	2,751

of which level 3	0	359

Weighted-average life, in years	6.4	7.7

Prepayment speed assumption (rate per annum), in % [1]	–	0.0-43.7

Cash flow discount rate (rate per annum), in % [2]	5.5-10.2	0.0-70.1

Expected credit losses (rate per annum), in %	3.2-8.0	0.0-71.5

Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 The rate was based on the weighted-average yield on the beneficial interests.

Sensitivity analysis
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2010 and 2009.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 2010	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	412		1,694	22	262		2,440

of which non-investment grade	25		1,070	22	35		2,397

Weighted-average life, in years	3.4		6.9	11.4	1.8		3.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.2-35.8	0.0-4.1	–		–

Impact on fair value from 10% adverse change	–		(38.8)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(78.1)	(0.3)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.2-40.3		2.2-52.5	7.5-28.0	0.7-29.2		0.8-7.8

Impact on fair value from 10% adverse change	(13.7)		(61.8)	(1.0)	(1.3)		(4.6)

Impact on fair value from 20% adverse change	(26.6)		(117.6)	(1.8)	(2.6)		(9.3)

Expected credit losses (rate per annum), in %	1.8-40.2		1.5-49.9	3.6-24.9	0.8-27.6		6.6-13.3

Impact on fair value from 10% adverse change	(9.8)		(48.2)	(0.6)	(0.8)		(4.1)

Impact on fair value from 20% adverse change	(19.2)		(92.1)	(1.2)	(1.5)		(8.4)

end of 2009	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

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

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2010 and 2009.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2010	2009

CHF million

CMBS
Other assets	602	940

Liability to SPE, included in Other liabilities	(602)	(940)

RMBS
Other assets	58	296

Liability to SPE, included in Other liabilities	(58)	(296)

ABS
Trading assets	19	116

Other assets	1,341	1,137

Liability to SPE, included in Other liabilities	(1,360)	(1,253)

CDO
Trading assets	203	193

Other assets	171	195

Liability to SPE, included in Other liabilities	(374)	(388)

Other asset-backed financing activities
Trading assets	1,381	1,575

Other assets	29	15

Liability to SPE, included in Other liabilities	(1,410)	(1,590)

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

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation

end of 2010	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	0	33	33

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,276	421	4,099

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,851	3,509	35,902

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	321	327	839

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	542	627	25,153

Total assets of consolidated VIEs increased CHF 27.1 billion, from CHF 8.8 billion as of 2009 to CHF 35.9 billion as of 2010. A significant portion of the increase was due to the adoption of Accounting Standards Updates (ASU) 2009-17 as of January 1, 2010, including an incremental increase to the Bank's consolidated balance sheet from the adoption of ASU 2009-17 of CHF 15.0 billion and an increase in total assets of consolidated VIEs of CHF 12.9 billion of variable interest assets previously recognized on the Bank's balance sheet as of the end of 2009 that are now recognized as assets of consolidated VIEs. These increases were partially offset by a decrease of CHF 0.8 billion of assets from 2010 activity and certain previously consolidated VIEs that were not required to be included in this disclosure prior to the adoption of ASU 2009-17.

Consolidated VIEs in which the Bank was the primary beneficiary

end of 2009	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524

Trading assets	473	2,750	3,223

Other investments	0	3,287	3,287

Net loans	0	157	157

Other assets	1	1,598	1,599

Total assets of consolidated VIEs	483	8,307	8,790

of which structured investment products	–	1,580	1,580

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466

Short-term borrowings	15	0	15

Long-term debt	193	1,717	1,910

Other liabilities	6	520	526

Total liabilities of consolidated VIEs	214	2,703	2,917

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with whom the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.

Non-consolidated VIEs
		Financial intermediation

end of 2010	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	1,423	645	2,905	8,950

Net loans	332	145	1,106	6,520	2,031	10,134

Other assets	0	0	57	0	32	89

Total variable interests assets	462	3,992	2,586	7,165	4,968	19,173

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	2,716	7,936	5,370	24,342

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	52,430	31,006	8,639	217,590

			Financial intermediation

end of 2009	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	1,710	4,401	537	23,248

Other assets	0	4	0	190	0	1	195

Total variable interests assets	1,483	12,918	4,783	4,300	5,569	1,253	30,306

Maximum exposure to loss (CHF million)

Maximum exposure to loss	1,678	13,138	8,925	4,301	6,394	1,517	35,953

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	20,150	5,098	37,015	41,191	24,638	6,519	134,611

32 Financial instruments
For further information, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group.
Assets and liabilities measured at fair value on a recurring basis
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,781	0	0		6,212

of which corporates	0	5,551	0	0		5,551

Equity	35,872	16	0	0		35,888

Securities received as collateral	36,303	5,797	0	0		42,100

Debt	84,904	57,438	10,886	0		153,228

of which foreign governments	67,766	8,096	373	0		76,235

of which corporates	172	34,429	3,802	0		38,403

of which RMBS	16,233	6,936	3,264	0		26,433

of which CMBS	0	2,220	1,861	0		4,081

of which CDO	0	5,704	1,135	0		6,839

Equity	90,779	9,795	622	0		101,196

Derivatives	6,962	663,164	8,719	(631,069)		47,776

of which interest rate products	3,217	475,688	2,072	–		–

of which foreign exchange products	1	83,663	842	–		–

of which equity/index-related products	2,960	32,127	2,301	–		–

of which credit derivatives	0	46,822	2,725	–		–

Other	6,821	10,218	2,017	0		19,056

Trading assets	189,466	740,615	22,244	(631,069)		321,256

Debt	5,625	399	79	0		6,103

of which foreign governments	5,625	0	18	0		5,643

of which corporates	0	387	0	0		387

of which CDO	0	11	62	0		73

Equity	4	85	0	0		89

Investment securities	5,629	484	79	0		6,192

Private equity	0	0	4,370	0		4,370

of which equity funds	0	0	3,277	0		3,277

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	612	807	4,717	0		6,136

of which private	8	614	4,714	0		5,336

Life finance instruments	0	0	1,844	0		1,844

Other investments	612	1,382	11,190	0		13,184

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,475	9,253	(195)		39,419

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	237,896	920,756	50,287	(631,264)		577,675

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(5,163)	0		(6,555)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not consolidated under Basel II	237,374	908,231	37,969	(631,264)		552,310

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting. 2 Assets of consolidated VIEs that are not risk-weighted assets under Basel II.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,995	0	0		3,995

Customer deposits	0	2,855	0	0		2,855

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,781	0	0		6,212

of which corporates	0	5,551	0	0		5,551

Equity	35,872	16	0	0		35,888

Obligation to return securities received as collateral	36,303	5,797	0	0		42,100

Debt	44,635	11,351	65	0		56,051

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,426	65	0		9,497

Equity	19,720	394	28	0		20,142

Derivatives	6,693	673,693	9,106	(631,748)		57,744

of which interest rate products	2,980	470,354	1,342	–		–

of which foreign exchange products	16	95,919	2,941	–		–

of which equity/index-related products	2,847	36,098	2,938	–		–

of which credit derivatives	0	45,342	1,256	–		–

Trading liabilities	71,048	685,438	9,199	(631,748)		133,937

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	64,275	16,797	0		81,474

of which treasury debt over two years	0	18,666	0	0		18,666

of which structured notes over two years	0	20,170	9,488	0		29,658

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	25,903	3,733	(596)		29,040

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	914,638	30,359	(632,344)		420,406

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,824	713	0	0		4,537

of which corporates	3,368	681	0	0		4,049

Equity	32,834	0	0	0		32,834

Securities received as collateral	36,658	713	0	0		37,371

Debt	92,651	54,651	11,975	0		159,277

of which foreign governments	60,437	10,721	39	0		71,197

of which corporates	3,181	32,440	4,811	0		40,432

of which RMBS	27,496	7,449	3,626	0		38,571

of which CMBS	0	1,119	2,461	0		3,580

Equity	86,039	13,505	487	0		100,031

Derivatives	6,457	693,206	11,192	(655,532)		55,323

of which credit derivatives	0	63,862	4,339	–		–

Other	5,852	8,514	2,310	0		16,676

Trading assets	190,999	769,876	25,964	(655,532)		331,307

Debt	8,511	487	86	0		9,084

of which foreign governments	8,508	119	19	0		8,646

Equity	4	102	0	0		106

Investment securities	8,515	589	86	0		9,190

Private equity	0	35	4,538	0		4,573

of which equity funds	0	35	3,547	0		3,582

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	6,931	0		12,590

of which private	0	3,902	6,929	0		10,831

Life finance instruments	0	0	2,048	0		2,048

Other investments	1,538	5,335	13,992	0		20,865

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,605	6,744	(24)		29,097

Total assets at fair value	243,482	945,074	59,409	(655,556)		592,409

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,728)	0		(9,356)

Assets at fair value excluding noncontrolling interests	242,185	944,743	51,681	(655,556)		583,053

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2009	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,914	0	0		4,914

Customer deposits	0	2,038	0	0		2,038

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,824	713	0	0		4,537

of which corporates	3,368	681	0	0		4,049

Equity	32,834	0	0	0		32,834

Obligation to return securities received as collateral	36,658	713	0	0		37,371

Debt	48,707	9,687	92	0		58,486

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	7	7,007	92	0		7,106

Equity	18,587	501	31	0		19,119

Derivatives	5,986	691,927	11,828	(652,471)		57,270

of which credit derivatives	0	59,867	1,996	–		–

Trading liabilities	73,280	702,115	11,951	(652,471)		134,875

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	54,255	16,645	0		70,900

Other liabilities	246	26,136	3,994	(105)		30,271

Total liabilities at fair value	110,184	915,320	32,960	(652,576)		405,888

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Assets and liabilities measured at fair value on a recurring basis for level 3
						Trading revenues			Other revenues

2010	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	[1]	On transfers in / out	[2]	On all other	On transfers in / out	[2]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,514	0	0	(209)		0		8	0		0	(116)	1,197

Debt	11,975	3,142	(2,422)	(2,081)		193		1,037	0		(2)	(956)	10,886

of which corporates	4,811	770	(604)	(865)		45		121	0		(2)	(474)	3,802

of which RMBS	3,626	1,239	(1,093)	(824)		126		491	0		0	(301)	3,264

of which CMBS	2,461	259	(207)	(577)		12		(73)	0		0	(14)	1,861

of which CDO	559	607	(435)	(28)		7		526	0		0	(101)	1,135

Equity	487	334	(177)	48		(3)		(31)	0		0	(36)	622

Derivatives	11,192	2,493	(2,156)	(2,412)		108		302	0		(1)	(807)	8,719

of which interest rate products	1,529	576	(206)	(109)		102		353	0		(1)	(172)	2,072

of which equity/index-related products	3,298	236	(644)	(744)		104		315	0		0	(264)	2,301

of which credit derivatives	4,339	1,407	(1,060)	(870)		(141)		(739)	0		0	(211)	2,725

Other	2,310	688	(778)	14		27		(37)	0		0	(207)	2,017

Trading assets	25,964	6,657	(5,533)	(4,431)		325		1,271	0		(3)	(2,006)	22,244

Investment securities	86	0	(133)	148		0		4	0		0	(26)	79

Equity	11,944	328	(380)	(2,322)		0		(14)	26		547	(783)	9,346

Life finance instruments	2,048	0	0	(134)		0		113	0		0	(183)	1,844

Other investments	13,992	328	(380)	(2,456)		0		99	26		547	(966)	11,190

Loans	11,079	1,215	(3,686)	(1,689)		51		81	0		34	(827)	6,258

of which commercial and industrial loans	8,346	703	(1,644)	(3,251)		43		(267)	0		34	(406)	3,558

of which financial institutions	2,454	160	(1,839)	1,439		8		362	0		0	(389)	2,195

Other intangible assets	30	0	0	91		0		0	0		(48)	(7)	66

Other assets	6,744	4,808	(7,169)	4,158		852		1,043	0		39	(1,222)	9,253

of which loans held-for-sale	6,220	4,744	(7,132)	4,294		849		1,106	0		46	(1,195)	8,932

Total assets at fair value	59,409	13,008	(16,901)	(4,388)		1,228		2,506	26		569	(5,170)	50,287

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	206	0	0	356		(3)		3	0		0	(55)	507

Trading liabilities	11,951	2,109	(2,632)	(2,135)		397		454	0		0	(945)	9,199

of which interest rate derivatives	1,788	387	(307)	(284)		57		(179)	0		0	(120)	1,342

of which foreign exchange derivatives	2,936	156	(16)	(421)		5		561	0		0	(280)	2,941

of which equity/index-related derivatives	3,635	194	(744)	(576)		140		639	0		0	(350)	2,938

of which credit derivatives	1,996	1,244	(939)	(467)		35		(530)	0		0	(83)	1,256

Short-term borrowings	164	46	(69)	33		5		(41)	0		0	(15)	123

Long-term debt	16,645	4,313	(8,780)	4,595		658		1,600	0		0	(2,234)	16,797

of which structured notes over two years	14,781	1,330	(3,364)	(2,198)		(52)		179	0		0	(1,188)	9,488

of which non-recourse liabilities	0	2,789	(5,069)	7,975		696		1,425	0		0	(991)	6,825

Other liabilities	3,994	409	(150)	(42)		(39)		(283)	0		170	(326)	3,733

of which failed sales	1,932	197	(37)	161		5		(244)	0		0	(165)	1,849

Total liabilities at fair value	32,960	6,877	(11,631)	2,807		1,018		1,733	0		170	(3,575)	30,359

Net assets/liabilities at fair value	26,449	6,131	(5,270)	(7,195)		210		773	26		399	(1,595)	19,928

1 Includes CHF 10.1 billion of level 3 assets shown as purchases due to the adoption of ASU 2009-17 as of January 1, 2010. For further information, refer to Note 2 – Recently issued accounting standards. 2 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
					Trading revenues			Other revenues

2009	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,570	0	0	(58)	0	0	0	0	0	2	1,514

Debt	19,861	2,185	(3,693)	(7,006)	61	663	110	0	0	0	(206)	11,975

of which corporates	13,194	673	(2,332)	(7,547)	(9)	618	232	0	0	0	(18)	4,811

of which RMBS	2,512	754	(863)	819	(33)	19	540	0	0	0	(122)	3,626

of which CMBS	2,306	195	(154)	363	24	9	(210)	0	0	0	(72)	2,461

Equity	2,183	1,829	(1,510)	(1,907)	(133)	(41)	(26)	0	0	0	92	487

Derivatives	24,795	5,051	(8,994)	(10,134)	(1,389)	472	1,488	0	0	0	(97)	11,192

of which credit derivatives	12,107	3,939	(4,649)	(5,955)	(1,230)	440	(378)	0	0	0	65	4,339

Other	4,254	276	(1,971)	(1,017)	17	103	726	0	0	1	(79)	2,310

Trading assets	51,093	9,341	(16,168)	(20,064)	(1,444)	1,197	2,298	0	0	1	(290)	25,964

Investment securities	0	0	0	47	0	0	35	0	0	0	4	86

Equity	16,889	1,981	(1,600)	(3,492)	0	0	10	(103)	(3)	(1,590)	(148)	11,944

Life finance instruments	1,942	9	0	314	1	0	(164)	0	0	0	(54)	2,048

Other investments	18,831	1,990	(1,600)	(3,178)	1	0	(154)	(103)	(3)	(1,590)	(202)	13,992

Loans	14,309	1,006	(1,424)	(3,686)	57	(328)	1,202	0	0	0	(57)	11,079

Other intangible assets	113	0	0	(48)	0	0	0	0	0	(36)	1	30

Other assets	13,645	1,068	(3,132)	(5,293)	(61)	528	58	0	0	0	(69)	6,744

Total assets at fair value	97,991	14,975	(22,324)	(32,222)	(1,505)	1,397	3,439	(103)	(3)	(1,625)	(611)	59,409

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	205	0	0	2	0	0	0	0	0	(1)	206

Trading liabilities	23,593	4,996	(8,686)	(7,925)	(857)	882	115	0	0	0	(167)	11,951

of which derivatives	23,468	4,706	(8,470)	(7,823)	(835)	892	50	0	0	0	(160)	11,828

Short-term borrowings	350	381	(5)	(795)	(3)	(1)	216	0	0	0	21	164

Long-term debt	23,853	1,864	(2,932)	(6,155)	168	343	(268)	0	0	0	(228)	16,645

Other liabilities	3,249	679	(1,603)	595	3	187	264	21	0	737	(138)	3,994

Total liabilities at fair value	51,048	8,125	(13,226)	(14,283)	(687)	1,411	327	21	0	737	(513)	32,960

Net assets/liabilities at fair value	46,943	6,850	(9,098)	(17,939)	(818)	(14)	3,112	(124)	(3)	(2,362)	(98)	26,449

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2010				2009

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	983	425	1,408	[1]	2,280	(2,489)	(209)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,195)	117	(1,078)		(2,505)	(2,016)	(4,521)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Nonrecurring fair value changes
end of	2010	2009

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.6	1.1

of which level 2	0.1	0.1

of which level 3	0.5	1.0

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2010			2009

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans	105	187	(82)	168	273	(105)

Non-interest-earning loans	653	2,087	(1,434)	1,519	3,763	(2,244)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	136,906	135,939	967	128,303	127,575	728

Loans	18,552	18,677	(125)	36,246	33,672	2,574

Other assets	25,078	36,195	(11,117)	11,991	23,441	(11,450)

Due to banks and customer deposits	(410)	(420)	10	(1,815)	(1,817)	2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(123,697)	(123,562)	(135)	(122,136)	(122,053)	(83)

Short-term borrowings	(3,308)	(3,262)	(46)	(3,383)	(3,439)	56

Long-term debt	(81,474)	(87,977)	6,503	(70,900)	(72,133)	1,233

Other liabilities	(5,734)	(7,569)	1,835	(6,197)	(8,531)	2,334

Gains and losses on financial instruments
	2010		2009

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	11	[1]	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,901	[1]	1,363	[1]

Other trading assets	46	[2]	262	[2]

Other investments	(225)	[3]	998	[3]

of which related to credit risk	(2)		0

Loans	1,065	[1]	7,976	[2]

of which related to credit risk	707		5,255

Other assets	5,896	[2]	1,458	[1]

of which related to credit risk	589		549

Due to banks and customer deposits	(27)	[2]	(9)	[1]

of which related to credit risk	0		2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(471)	[1]	(1,421)	[1]

Short-term borrowings	(51)	[2]	(778)	[2]

of which related to credit risk [4]	1		6

Long-term debt	(6,313)	[2]	(9,729)	[2]

of which related to credit risk [4]	166		(3,705)

Other liabilities	(232)	[2]	1,299	[2]

of which related to credit risk	(97)		1,125

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

Fair value, unfunded commitments and term of redemption conditions
end of 2010	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	0		29		29	0

Equity funds	36		6,340	[1]	6,376	0

Equity funds sold short	0		(109)		(109)	0

Total funds held in trading assets and liabilities	36		6,260		6,296	0

Debt funds	20		330		350	234

Equity funds	8		219		227	0

Others	5		252		257	0

Hedge funds	33		801	[2]	834	234

Debt funds	12		0		12	19

Equity funds	3,277		0		3,277	1,052

Real estate funds	322		0		322	223

Others	759		0		759	214

Private equity	4,370		0		4,370	1,508

Equity method investments	1,183		0		1,183	0

Total funds held in other investments	5,586		801		6,387	1,742

Total fair value	5,622	[3]	7,061	[4]	12,683	1,742	[5]

1 47% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 16% is redeemable on an annual basis with a notice period primarily of more than 60 days. 2 51% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 22% is redeemable on demand with a notice period of less than 30 days and 17% is redeemable on a monthly basis with a notice period primarily of more than 30 days. 3 Includes CHF 2,399 million attributable to noncontrolling interests. 4 Includes CHF 95 million attributable to noncontrolling interests. 5 Includes CHF 641 million attributable to noncontrolling interests.

Fair value, unfunded commitments and term of redemption conditions (continued)
end of 2009	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65		94	0

Equity funds	120		8,002	[1]	8,122	0

Equity funds sold short	0		(45)		(45)	0

Total funds held in trading assets and liabilities	149		8,022		8,171	0

Debt funds	189		650		839	0

Equity funds	0		205		205	0

Real estate funds	0		129		129	0

Others	1		486		487	0

Hedge funds	190		1,470	[2]	1,660	0

Debt funds	18		0		18	22

Equity funds	3,547		35		3,582	1,648

Real estate funds	251		0		251	85

Others	722		0		722	222

Private equity	4,538		35		4,573	1,977

Equity method investments	1,526		16		1,542	0

Total funds held in other investments	6,254		1,521		7,775	1,977

Total fair value	6,403	[3]	9,543		15,946	1,977	[4]

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

Carrying value and estimated fair values of financial instruments
	2010		2009

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	220,708	220,708	208,378	208,378

Securities received as collateral	42,100	42,100	37,371	37,371

Trading assets	321,256	321,256	331,307	331,307

Investment securities	6,331	6,331	9,190	9,190

Loans	200,748	203,346	221,452	223,586

Other financial assets [1]	191,893	191,931	178,810	178,866

Financial liabilities (CHF million)

Due to banks and deposits	311,442	311,436	308,778	308,767

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	168,394	168,394	191,587	191,587

Obligation to return securities received as collateral	42,100	42,100	37,371	37,371

Trading liabilities	133,937	133,937	134,875	134,875

Short-term borrowings	19,516	19,516	6,058	6,058

Long-term debt	171,140	169,942	156,676	156,257

Other financial liabilities [2]	122,801	122,801	129,199	129,199

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

33 Assets pledged or assigned
end of	2010	2009

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	163,535	220,194

of which assets provided with the right to sell or repledge	112,030	145,032

Fair value of collateral received with the right to sell or repledge	357,618	335,764

of which sold or repledged	308,316	300,807

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	16,090	13,501

Swiss National Bank required minimum liquidity reserves	1,883	1,617

For further information, refer to Note 34 – Assets pledged or assigned in V – Consolidated financial statements – Credit Suisse Group.
34 Capital adequacy
The Bank is subject to regulation by the Swiss Financial Market Supervisory Authority (FINMA). The capital levels of the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. The Bank operates under the international capital adequacy standards known as >>>Basel II set forth by the Basel Committee on Banking Supervision as implemented by FINMA (Basel II “Swiss Finish”). These standards affect the measurement of both risk-weighted assets and eligible capital. The Bank has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34. FINMA has advised the Bank that it may continue to include as tier 1 capital CHF 3.1 billion and CHF 4.4 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2010 and 2009, respectively.

As of December 31, 2010 and 2009, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and the Bank for International Settlements (BIS) guidelines.
For further information, refer to Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group.
BIS statistics
end of	2010	2009

Risk-weighted assets (CHF million)

Credit risk	147,516	154,982

Non-counterparty risk	6,819	6,547

Market risk	18,008	17,011

Operational risk	33,663	32,013

Risk-weighted assets	206,006	210,553

Eligible capital (CHF million)

Core tier 1 capital	24,721	23,078

Tier 1 capital	35,310	34,695

Tier 2 capital	12,259	11,625

Total eligible capital	47,569	46,320

Capital ratios (%)

Core tier 1 ratio	12.0	11.0

Tier 1 ratio	17.1	16.5

Total capital ratio	23.1	22.0

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2010 and 2009, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2010 and 2009, the Bank was not subject to restrictions on its ability to pay the proposed dividends.

35 Litigation
For further information, refer to Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group.
36 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2010

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,016.7

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Salt Lake City, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	74.6

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	102.3

100	[1]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asset Finance Limited	George Town, Cayman Islands	CHF	0.0

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100		Credit Suisse Asset Management Fund Service (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Asset Management Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

100		Credit Suisse Asset Management Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	924.9

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1

100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100		Credit Suisse Investment Products (Asia Pacific) Limited	George Town, Cayman Islands	USD	0.0

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	85.3

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	894.3

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	3,527.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Johannesburg) (Proprietary) Limited	Johannesburg, South Africa	ZAR	0.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	331.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,503.4

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	22.6

100		Merban Equity AG	Zug, Switzerland	CHF	0.1

100		Pearl Investment Management Limited	Nassau, Bahamas	USD	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Stanton Equity Trading Delaware LLC	Wilmington, United States	USD	0.8

100		Whist Equity Trading LLC	Wilmington, United States	USD	140.4

99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0

94	[2]	Credit Suisse International	London, United Kingdom	USD	4,389.6

83		Asset Management Finance LLC	Wilmington, United States	USD	341.6

60		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	10.0

58	[3]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

55		Credit Suisse Saudi Arabia	Riyadh, Saudia Arabia	SAR	210.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 2 Remaining 6% held directly by Credit Suisse Group AG. 80% of voting rights and 94% of equity interest held by Credit Suisse AG. 3 42% of voting rights held directly by Credit Suisse Group AG. 4 Controlling interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2010

8	[1]	Absolute Invest Ltd.	Zug, Switzerland

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

21		Aberdeen Asset Management PLC	Aberdeen, United Kingdom

5	[2]	York Capital Management	New York, United States

1 The Bank retains significant influence through Board of Directors representation. 2 The Bank acquired a significant noncontrolling interest.

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
For information in accordance with the Swiss Code of Obligations on the risk assessment process followed by the Board, refer to Note 42 – Risk assessment in V – Consolidated financial statements – Credit Suisse Group.

Controls and procedures
Evaluation of disclosure controls and procedures
The Bank has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Bank Chief Executive Officer (CEO) and Chief Financial Officer (CFO), pursuant to Rule 13(a)-15(a) under the Securities Exchange Act of 1934 (the Exchange Act). There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

The CEO and CFO concluded that, as of December 31, 2010, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2010 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2010.
KPMG AG, the Bank’s independent auditors, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2010, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse AG, Zurich
We have audited Credit Suisse AG and subsidiaries’ (the “Bank”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Bank’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2010, and our report dated March 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 24, 2011
Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Financial review
Parent company financial statements
Notes to the financial statements

Proposed appropriation of retained earnings

Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG (the “Bank”), which comprise the balance sheet, statements of income and notes for the year ended December 31, 2010.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2010 comply with Swiss law and the Bank’s articles of incorporation.
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

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 24, 2011
Financial review
The Credit Suisse AG (Bank) parent company (the Bank parent company) recorded net operating income of CHF 9,620 million in 2010, compared to CHF 8,675 million in 2009. After deduction of operating expenses totaling CHF 6,957 million, representing a decrease of 5% compared to 2009, gross operating profit increased CHF 1,321 million, or 98%, compared to 2009, and amounted to CHF 2,663 million.

Depreciation of noncurrent assets of CHF 5,444 million, including an impairment of CHF 4,721 million relating to the merger of a subsidiary in the second quarter of 2010, and valuation adjustments, provisions and losses of CHF 27 million compared to CHF 861 million in 2009, resulted in an operating loss of CHF 2,808 million. The Bank parent company recorded a net loss of CHF 2,674 million in 2010, compared to a net profit of CHF 378 million in 2009.

Net interest income of CHF 2,538 million in 2010 decreased CHF 634 million, or 20%, compared to 2009. Net commission and service fee activities of CHF 4,153 million decreased CHF 114 million, or 3%. The Bank parent company reported net trading income of CHF 1,824 million, compared to net trading income of CHF 70 million in 2009. Net other ordinary income was CHF 1,105 million, a decrease of CHF 61 million, or 5%, compared to 2009.

Operating expenses of CHF 6,957 million were down CHF 376 million, or 5%, compared to 2009. Personnel expenses decreased by CHF 377 million, or 7%, to CHF 5,285 million. Property, equipment and administrative costs were stable at CHF 1,672 million compared to 2009. Extraordinary income and extraordinary expenses in 2010 of CHF 264 million and CHF 431 million, respectively, were primarily related to prior periods.

In accordance with a new Swiss Financial Market Supervisory Authority (FINMA) accounting interpretation issued in December 2010 and adopted prospectively as of the end of the year, the Bank parent company has applied fair value measurement for certain issued structured products that include own debt, which resulted in a fair value loss of CHF 29 million included in net trading income and a net post-tax loss of CHF 30 million for the year ended December 31, 2010.

At the Annual General Meeting on April 29, 2011, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.

Parent company financial statements
Statements of income
	Reference to notes	in

		2010	2009

Net interest income (CHF million)

Interest and discount income		8,132	10,134

Interest and dividend income from trading portfolio		1,064	1,157

Interest and dividend income from financial investments		184	244

Interest expense		(6,842)	(8,363)

Net interest income		2,538	3,172

Net commission and service fee activities (CHF million)

Commission income from lending transactions		676	715

Securities and investment commissions		3,523	3,346

Other commission and fee income		638	791

Commission expense		(684)	(585)

Net commission and service fee activities		4,153	4,267

Net trading income	3	1,824	70

Net other ordinary income (CHF million)

Income from the disposal of financial investments		32	52

Income from participations		597	486

Income from real estate		32	31

Other ordinary income		884	1,047

Other ordinary expenses		(440)	(450)

Net other ordinary income		1,105	1,166

Net operating income		9,620	8,675

Operating expenses (CHF million)

Personnel expenses		5,285	5,662

Property, equipment and administrative costs		1,672	1,671

Total operating expenses		6,957	7,333

Gross operating profit		2,663	1,342

Depreciation of noncurrent assets		5,444	661

Valuation adjustments, provisions and losses		27	861

Operating loss		(2,808)	(180)

Extraordinary income	3	264	618

Extraordinary expenses	3	(431)	0

Taxes		301	(60)

Net profit/(loss)		(2,674)	378

Balance sheets
	Reference to notes	end of

		2010	2009

Assets (CHF million)

Cash and other liquid assets		44,874	34,546

Money market papers		4,211	3,454

Due from banks		201,185	173,781

Due from customers		173,743	198,696

Mortgages		94,562	93,804

Securities and precious metals trading portfolio		29,402	37,592

Financial investments		6,053	5,626

Participations		34,162	18,629

Tangible fixed assets		3,138	3,087

Intangible assets		1,182	1,111

Accrued income and prepaid expenses		2,527	3,041

Other assets	5	23,613	23,888

Total assets		618,652	597,255

of which subordinated amounts receivable		451	744

of which amounts receivable from group companies and qualified shareholders		270,456	271,865

Liabilities and shareholder's equity (CHF million)

Liabilities from money market papers	7	34,883	12,758

Due to banks		122,299	127,536

Due to customers, savings and investment deposits		45,423	42,422

Due to customers, other deposits		233,225	246,500

Medium-term notes		2,107	1,499

Bonds and mortgage-backed bonds	7	119,051	102,426

Accrued expenses and deferred income		5,084	6,187

Other liabilities	5	22,699	19,797

Valuation adjustments and provisions	9	1,211	1,375

Total liabilities		585,982	560,500

Share and participation capital	10	4,400	4,400

General legal reserves		23,930	22,063

Other reserves		610	610

Retained earnings carried forward		6,404	9,304

Net profit/(loss)		(2,674)	378

Total shareholder's equity	12	32,670	36,755

Total liabilities and shareholder's equity		618,652	597,255

of which subordinated amounts payable		25,155	25,289

of which amounts payable to group companies and qualified shareholders		139,752	133,695

Off-balance sheet transactions
end of	2010	2009

Off-balance sheet transactions (CHF million)

Contingent liabilities	232,197	217,625

Irrevocable commitments	51,208	60,627

Liabilities for calls on shares and other equity instruments	27	27

Fiduciary transactions	7,750	8,951

Derivative financial instruments (CHF million)

Gross positive replacement values	77,565	64,856

Gross negative replacement values	77,871	62,421

Contract volume	5,191,849	4,653,242

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

Notes to the financial statements
1 Description of business activities
The Bank parent company is a Swiss bank with total assets of CHF 618.7 billion and shareholder’s equity of CHF 32.7 billion as of December 31, 2010.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG domiciled in Switzerland. The Bank parent company’s business consists of three segments: Private Banking, Investment Banking and Asset Management:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, M&A advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investments.

The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and information technology.
2 Accounting and valuation policies
Basis for accounting
The Bank parent company’s stand alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and FINMA Circular 2008/2, “Accounting – banks” (Swiss GAAP statutory).

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

Foreign currency translations
Under US GAAP, foreign currency translation adjustments for available-for-sale securities are reported in accumulated other comprehensive income/(loss), which is part of total shareholder’s equity, whereas for Swiss GAAP statutory purposes they are included in the statements of income.

Share-based compensation
Under US GAAP, share-based compensation plans are treated as equity awards. Under Swiss GAAP, such plans are treated as liability awards.
Treasury shares and derivatives on own shares
Under US GAAP, treasury shares are recognized at cost directly in equity. Under Swiss GAAP, own shares and derivatives on own shares are recognized as assets or liabilities. Treasury shares can be classified as trading assets and marked to market through the income statement or as financial investment carried at lower of cost or market value. Derivatives on own shares are reported at fair value in other assets or other liabilities.

Derivatives used for fair value hedging
Under US GAAP, the full amount of unrealized losses on derivatives classified as hedging instruments and the corresponding gains on the hedged available-for-sale securities are recognized in income. Under Swiss GAAP, the amount representing the portion exceeding historical cost of the hedged financial investments is recorded in the compensation account.

Deferred taxes
US GAAP allows the recognition of deferred tax assets on net operating loss carry-forwards. Such recognition is not allowed for Swiss GAAP statutory purposes.
Participations
The portfolio valuation method is applied on participations.
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

Notes on risk management
For information on the Bank parent company’s policy with regard to risk management and the use of financial derivatives, refer to Note 8 – Trading revenues and Note 29 – Derivatives and hedging activities in VII – Consolidated financial statements – Credit Suisse (Bank).

Changes to accounting policies
Structured products that include own debt
For issued structured products that include own debt and meet certain other requirements fair value measurement is applied on a case-by-case basis in accordance with FINMA accounting interpretation as referred to in FINMA’s Frequently Asked Questions (FAQ) published in December 2010. The related changes in fair value are recognized in net trading income/(loss), except for fair value adjustments relating to own debt that cannot be recognized in the statements of income for Swiss GAAP statutory purposes. In accordance with FINMA accounting rules, this change in accounting policy has been applied prospectively as of December 31, 2010 on all qualifying instruments. The cumulative effect of adopting fair value measurement for these instruments was a fair value loss of CHF 29 million included in net trading income and a net post-tax loss of CHF 30 million for the year ended December 31, 2010.

3 Additional information on the parent company statements of income
in	2010	2009

Net trading income (CHF million)

Income from trading in interest-related instruments	922	442

Income from trading in equity instruments	356	766

Income from foreign exchange and banknote trading	1,286	132

Income from precious metals trading	50	22

Other gain/(loss) from trading	(790)	(1,292)

Total net trading income	1,824	70

in	2010	2009

Extraordinary income and expenses (CHF million)

Gains realized on the disposal of participations	17	106

Other extraordinary income [1]	247	512

Extraordinary income	264	618

Other extraordinary expenses [1]	(431)	0

Extraordinary expenses	(431)	0

Total net extraordinary income and expenses	(167)	618

1 Substantially all related to prior periods.

4 Pledged assets and assets under reservation of ownership
end of	2010	2009

Pledged assets and assets under reservation of ownership (CHF million)

Assets pledged and assigned as collateral	20,768	17,531

Actual commitments secured	13,355	12,827

5 Other assets and other liabilities
end of	2010	2009

Other assets (CHF million)

Net positive replacement values	22,267	22,423

Other	1,346	1,465

Total other assets	23,613	23,888

Other liabilities (CHF million)

Net negative replacement values	21,828	18,981

Other	871	816

Total other liabilities	22,699	19,797

6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2010	2009

Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)

Due from banks	36,200	25,168

Due from customers	2,618	2,282

Cash collateral paid for securities borrowed and reverse repurchase agreements	38,818	27,450

Due to banks	22,188	22,861

Due to customers	1,731	297

Cash collateral received for securities lent and repurchase agreements	23,919	23,158

Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	4,128	5,379

of which transfers with the right to resell or repledge	4,128	5,379

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	90,834	95,121

of which resold or repledged	64,520	78,276

7 Structured products that include own debt
end of	Total book value	Of which reported at fair value

2010 (CHF million)

Liabilities from money market papers	34,883	3,648

Bonds and mortgage-backed bonds	119,051	17,885

Total	153,934	21,533

8 Liabilities due to own pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2010 and 2009 of CHF 1,298 million and CHF 1,102 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheets.

9 Valuation adjustments and provisions
	Total 2009	Utilized for purpose	Recoveries, endangered interest, currency differences	New charges to income statement	Releases to income statement	Total 2010

Valuation adjustments and provisions (CHF million)

Provisions for deferred taxes	423	0	30	55	(233)	275

Valuation adjustments and provisions for default risks	1,307	(243)	(8)	323	(415)	964

Valuation adjustments and provisions for other business risks [1]	84	(17)	1	34	(9)	93

Other provisions [2,3]	868	(28)	(61)	129	(65)	843

Subtotal	2,259	(288)	(68)	486	(489)	1,900

Total valuation adjustments and provisions	2,682	(288)	(38)	541	(722)	2,175

Less direct charge-offs against specific assets	(1,307)					(964)

Total valuation adjustments and provisions as shown in the balance sheet	1,375					1,211

1 Provisions are not discounted due to short-term nature. 2 Includes provisions in respect of litigation claims of CHF 39 million and CHF 40 million as of December 31, 2010 and 2009, respectively. 3 Includes provisions for pension benefit obligations from international plans of CHF 3 million as of December 31, 2010.

10 Composition of share and participation capital and authorized capital
	2010			2009

	Quantity	Total nominal value in CHF million	[1]	Quantity	Total nominal value in CHF million	[1]

Registered shares (at CHF 100)

Share capital as of January 1	43,996,652	4,400		43,996,652	4,400

Share capital as of December 31	43,996,652	4,400		43,996,652	4,400

Participation certificates (at CHF 0.01) [2]

Participation certificates as of January 1	750,000	0		750,000	0

Participation certificates as of December 31	1,500,000	0		750,000	0

1 The dividend eligible capital equals the total nominal value. 2 For information on principal characteristics of particiation certificates, refer to article 4a in the Articles of Association of Credit Suisse AG.

11 Major shareholders and groups of shareholders
	2010			2009

end of	Quantity	Total nominal value in CHF million	Share %	Quantity	Total nominal value in CHF million	Share %

Major shareholders and groups of shareholders

Credit Suisse Group AG	43,996,652	4,400	100%	43,996,652	4,400	100%

In a disclosure notification that the Group received on February 1, 2010, Crescent Holding GmbH, a company controlled by the Olayan Group, confirmed that it continues to hold 78.4 million shares, or 6.60%, of the registered Group shares on January 30, 2010.

In a disclosure notification that the Group received on August 27, 2010, the Group was notified that as of April 28, 2010, Qatar Holding Netherlands B.V. held 73.2 million shares, or 6.17%, of the registered Group shares.

12 Shareholder’s equity
	2010	2009

Shareholder's equity (CHF million)

Share and participation capital	4,400	4,400

General legal reserves	22,063	22,063

Other reserves	610	610

Retained earnings	9,682	9,314

of which carried forward from previous year	9,304	11,554

of which net profit/(loss)	378	(2,240)

Total shareholder's equity as of January 1	36,755	36,387

Other changes	1,589	0

Dividend	(3,000)	(10)

Net profit/(loss)	(2,674)	378

Total shareholder's equity as of December 31 (before profit allocation)	32,670	36,755

Share and participation capital	4,400	4,400

General legal reserves	23,930	22,063

Other reserves	610	610

Retained earnings	3,730	9,682

of which carried forward from previous year	6,404	9,304

of which net profit/(loss)	(2,674)	378

Total shareholder's equity as of December 31 (before profit allocation)	32,670	36,755

13 Amounts receivable from and payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2010	2009

Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company's governing bodies (CHF million)

Amounts receivable from affiliated companies	7,351	5,453

Amounts payable to affiliated companies	14,220	18,790

Loans to members of the Bank parent company's governing bodies	51	43

14 Significant transactions with related parties
Transactions (such as securities transactions, payment transfer services, borrowings and compensation for deposits) with related parties are carried out at arm’s length.
15 Fire insurance value of tangible fixed assets
end of	2010	2009

Fire insurance value of tangible fixed assets (CHF million)

Real estate	3,392	3,367

Other fixed assets	327	349

16 Liabilities for future payments in connection with operating leases
end of	2010	2009

Liabilities for future payments in connection with operating leases (CHF million)

Total	842	929

17 Fiduciary transactions
end of	2010	2009

Fiduciary transactions (CHF million)

Fiduciary placements with third-party institutions	7,687	8,949

Fiduciary placements with affiliated and associated banks	61	0

Fiduciary loans and other fiduciary transactions	2	2

Total fiduciary transactions	7,750	8,951

18 Number of employees
end of	2010	2009

Number of employees (full-time equivalents)

Switzerland	18,100	17,600

Abroad	4,900	4,600

Total number of employees	23,000	22,200

19 Foreign currency translation rates
	End of		Average in

	2010	2009	2010	2009

1 USD / 1 CHF	0.94	1.03	1.04	1.08

1 EUR / 1 CHF	1.25	1.49	1.38	1.51

1 GBP / 1 CHF	1.45	1.66	1.61	1.68

100 JPY / 1 CHF	1.15	1.12	1.19	1.16

20 Outsourcing of services
Where the outsourcing of services through agreements with external service providers is considered significant under the terms of FINMA Circular 2008/7 “Outsourcing banks” those agreements comply with all regulatory requirements with respect to business and banking secrecy, data protection and customer information. At the Bank, outsourcing of services is in compliance with Circular 2008/7.

21 Risk assessment
For information on the Bank parent company’s risk assessment in accordance with the Swiss Code of Obligations, refer to Note 38 – Risk assessment in VII – Consolidated financial statements – Credit Suisse (Bank).

Proposed appropriation of retained earnings

end of	2010

Retained earnings (CHF million)

Retained earnings carried forward	6,404

Net loss	(2,674)

Retained earnings available for appropriation	3,730

Dividend	10

Balance to be carried forward	3,720

Additional information
Statistical information
Legal proceedings
Risk factors
Other information
Foreign currency translation rates

Statistical information
Selected information – Group
in / end of	2010		2009	2008	2007	2006

Condensed consolidated statements of operations (CHF million)

Net revenues	31,386		33,294	9,268	39,321	38,143

Provision for credit losses	(79)		506	813	240	(111)

Total operating expenses	23,978		24,711	23,357	25,341	23,935

Income/(loss) from continuing operations before taxes and extraordinary items	7,487		8,077	(14,902)	13,740	14,319

Income tax expense/(benefit)	1,548		1,835	(4,596)	1,248	2,394

Income/(loss) from continuing operations before extraordinary items	5,939		6,242	(10,306)	12,492	11,925

Income/(loss) from discontinued operations, net of tax	(19)		169	(531)	6	3,130

Extraordinary items, net of tax	0		0	0	0	(24)

Net income/(loss)	5,920		6,411	(10,837)	12,498	15,031

Less net income/(loss) attributable to noncontrolling interests	822		(313)	(2,619)	4,738	3,704

Net income/(loss) attributable to shareholders	5,098		6,724	(8,218)	7,760	11,327

of which from continuing operations	5,117		6,555	(7,687)	7,754	8,295

of which from discontinued operations	(19)		169	(531)	6	3,056

of which extraordinary items	0		0	0	0	(24)

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	3.93		5.14	(7.51)	7.06	7.21

Basic earnings/(loss) per share	3.91		5.28	(8.01)	7.07	9.85

Diluted earnings/(loss) per share from continuing operations	3.91		5.01	(7.51)	6.77	7.05

Diluted earnings/(loss) per share	3.89		5.14	(8.01)	6.78	9.63

Consolidated balance sheet (CHF million)

Total assets	1,032,005		1,031,427	1,170,350	1,360,680	1,255,956

Share capital	47		47	47	46	607

Shareholders' equity	33,282		37,517	32,302	43,199	43,586

Shares outstanding (million)

Shares outstanding	1,173.9		1,169.2	1,163.9	1,020.6	1,062.5

Dividend per share (CHF)

Dividend per share	1.30	[1]	2.00	0.10	2.50	2.70

Ratios (%)

Return on assets	0.6		0.6	(0.6)	0.6	0.9

Return on equity attributable to shareholders	14.4		18.3	(21.1)	18.0	27.5

Dividend payout ratio	33.2	[1]	37.9	(1.2)	35.4	27.4

Equity to asset ratio	3.2		3.6	2.8	3.2	3.5

1 Proposal of the Board of Directors to the Annual General Meeting on April 29, 2011. Paid out of reserves from capital contributions.

Selected information – Bank
in / end of	2010	2009	2008	2007	2006

Condensed consolidated statements of operations (CHF million)

Net revenues	29,598	31,993	7,305	36,890	36,152

Provision for credit losses	(124)	460	797	227	(97)

Total operating expenses	23,451	24,176	22,347	24,498	23,429

Income/(loss) from continuing operations before taxes and extraordinary items	6,271	7,357	(15,839)	12,165	12,820

Income tax expense/(benefit)	1,258	1,794	(4,922)	844	2,141

Income/(loss) from continuing operations before extraordinary items	5,013	5,563	(10,917)	11,321	10,679

Income/(loss) from discontinued operations, net of tax	(19)	169	(531)	6	(15)

Extraordinary items, net of tax	0	0	0	0	(24)

Net income/(loss)	4,994	5,732	(11,448)	11,327	10,640

Less net income/(loss) attributable to noncontrolling interests	802	(697)	(3,379)	5,013	3,620

Net income/(loss) attributable to shareholders	4,192	6,429	(8,069)	6,314	7,020

of which from continuing operations	4,211	6,260	(7,538)	6,308	7,059

of which from discontinued operations	(19)	169	(531)	6	(15)

of which extraordinary items	0	0	0	0	(24)

Consolidated balance sheet (CHF million)

Total assets	1,008,761	1,010,482	1,151,669	1,333,742	1,226,764

Share capital	4,400	4,400	4,400	4,400	4,400

Shareholder's equity	27,783	31,228	26,868	31,334	26,045

Number of shares outstanding (million)

Number of shares outstanding	44.0	44.0	44.0	44.0	44.0

Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) specialized industry guide for bank holding companies – Industry Guide 3. The tables are based on information in V – Consolidated financial statements – Credit Suisse Group.

Average balances and interest rates

	2010			2009			2008

in	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

Assets (CHF million, except where indicated)

Cash and due from banks
Switzerland	393	5	1.27%	227	12	5.29%	947	42	4.44%

Foreign	45,687	220	0.48%	42,847	338	0.79%	33,580	1,345	4.01%

Interest-bearing deposits with banks
Switzerland	70	0	0.00%	14	1	7.14%	16	1	6.25%

Foreign	1,739	45	2.59%	1,428	42	2.94%	3,342	153	4.58%

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	6,404	59	0.92%	1,089	15	1.38%	3,522	147	4.17%

Foreign	239,584	2,607	1.09%	243,366	3,063	1.26%	358,961	13,386	3.73%

Trading assets
Switzerland	5,149	271	5.26%	2,958	118	3.99%	4,883	180	3.69%

Foreign	298,864	13,916	4.66%	275,520	13,216	4.80%	370,137	18,033	4.87%

Investment securities
Switzerland	1,791	29	1.62%	2,419	41	1.69%	1,827	53	2.90%

Foreign	7,810	66	0.85%	10,449	202	1.93%	12,511	586	4.68%

Loans
Switzerland	136,458	2,993	2.19%	132,829	3,523	2.65%	134,373	4,926	3.67%

Foreign	91,416	2,276	2.49%	109,062	2,753	2.52%	105,430	4,063	3.85%

Other interest-earning assets
Switzerland	3,322	35	1.05%	5,586	32	0.57%	4,960	49	0.99%

Foreign	117,382	3,011	2.57%	110,790	1,932	1.74%	125,158	4,975	3.97%

Interest-earning assets	956,069	25,533	2.67%	938,584	25,288	2.69%	1,159,647	47,939	4.13%

Specific allowance for losses	(3,793)			(4,587)			(3,707)

Non-interest-earning assets	254,607			283,515			286,223

Total assets	1,206,883			1,217,512			1,442,163

Percentage of assets attributable to foreign activities	84.95%			84.84%			87.37%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)

	2010			2009			2008

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Liabilities (CHF million, except where indicated)

Deposits of banks
Switzerland	3,425	17	0.50%	3,320	29	0.87%	3,062	106	3.46%

Foreign	28,062	311	1.11%	38,511	581	1.51%	68,248	1,819	2.67%

Deposits of non-banks
Switzerland	127,083	490	0.39%	124,361	647	0.52%	109,096	1,746	1.60%

Foreign	150,478	783	0.52%	157,578	1,713	1.09%	199,042	6,694	3.36%

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	5,752	124	2.16%	4,333	127	2.93%	15,826	596	3.77%

Foreign	193,652	1,513	0.78%	213,787	2,135	1.00%	337,905	11,925	3.53%

Trading liabilities
Switzerland	1,642	49	2.98%	2,016	70	3.47%	4,014	208	5.18%

Foreign	102,501	8,962	8.74%	95,083	7,292	7.67%	119,418	8,307	6.96%

Short-term borrowings
Switzerland	2,393	(18)	-0.75%	1,524	11	0.72%	64	1	1.56%

Foreign	14,972	81	0.54%	8,872	236	2.66%	13,861	497	3.59%

Long-term debt
Switzerland	17,880	370	2.07%	16,283	403	2.47%	10,893	349	3.20%

Foreign	176,409	5,963	3.38%	154,940	4,633	2.99%	156,737	4,571	2.92%

Other interest-bearing liabilities
Switzerland	2,784	5	0.18%	2,545	9	0.35%	2,914	12	0.41%

Foreign	110,954	342	0.31%	117,711	511	0.43%	115,151	2,572	2.23%

Interest-bearing liabilities	937,987	18,992	2.02%	940,864	18,397	1.96%	1,156,231	39,403	3.41%

Non-interest-bearing liabilities	233,462			239,938			247,053

Total liabilities	1,171,449			1,180,802			1,403,284

Shareholders' equity	35,434			36,710			38,879

Total liabilities and shareholders' equity	1,206,883			1,217,512			1,442,163

Percentage of liabilities attributable to foreign activities	84.84%			85.77%			87.85%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread

	2010		2009		2008

in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %

Net interest income and interest rate spread

Switzerland	2,355	1.60	2,446	1.80	2,380	1.50

Foreign	4,186	0.50	4,445	0.50	6,156	0.60

Total net	6,541	0.70	6,891	0.70	8,536	0.70

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

Selected margin information

in	2010	2009	2008

Selected margin information (average rate in %)

Switzerland	1.53	1.69	1.58

Foreign	0.52	0.56	0.61

Net interest margin	0.68	0.73	0.74

The US Federal Reserve sets the federal funds rate, which since December 2008 and through the end of 2010 has been at a target band of 0.00% to 0.25%, an all-time low.
The Swiss National Bank sets a target range for three-month Swiss franc London Interbank Offered Rate. This benchmark was 0.00% to 0.75% at the beginning of 2010 and remained at this level until the end of 2010.

The European Central Bank sets the fixed rate tenders, which was 1.00% as of the end of 2009 where it remained until the end of 2010.
The Bank of England benchmark bank rate was 0.50% at the beginning of 2010, where it remained until the end of 2010.
Analysis of changes in net interest income

	2010 vs 2009			2009 vs 2008

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Assets (CHF million)

Cash and due from banks
Switzerland	9	(16)	(7)	(32)	2	(30)

Foreign	22	(140)	(118)	372	(1,379)	(1,007)

Interest-bearing deposits with banks
Switzerland	4	(5)	(1)	0	0	0

Foreign	9	(6)	3	(88)	(23)	(111)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	73	(29)	44	(101)	(31)	(132)

Foreign	(48)	(408)	(456)	(4,312)	(6,011)	(10,323)

Trading assets
Switzerland	87	66	153	(71)	9	(62)

Foreign	1,121	(421)	700	(4,608)	(209)	(4,817)

Investment securities
Switzerland	(11)	(1)	(12)	17	(29)	(12)

Foreign	(51)	(85)	(136)	(97)	(287)	(384)

Loans
Switzerland	96	(626)	(530)	(57)	(1,346)	(1,403)

Foreign	(445)	(32)	(477)	140	(1,450)	(1,310)

Other interest-earning assets
Switzerland	(13)	16	3	6	(23)	(17)

Foreign	115	964	1,079	(570)	(2,473)	(3,043)

Interest-earning assets
Switzerland	245	(595)	(350)	(238)	(1,418)	(1,656)

Foreign	723	(128)	595	(9,163)	(11,832)	(20,995)

Change in interest income	968	(723)	245	(9,401)	(13,250)	(22,651)

Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income (continued)

	2010 vs 2009			2009 vs 2008

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Liabilities (CHF million)

Deposits of banks
Switzerland	1	(13)	(12)	9	(86)	(77)

Foreign	(158)	(112)	(270)	(794)	(444)	(1,238)

Deposits of non-banks
Switzerland	14	(171)	(157)	244	(1,343)	(1,099)

Foreign	(77)	(853)	(930)	(1,393)	(3,588)	(4,981)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	42	(45)	(3)	(433)	(36)	(469)

Foreign	(201)	(421)	(622)	(4,381)	(5,409)	(9,790)

Trading liabilities
Switzerland	(13)	(8)	(21)	(103)	(35)	(138)

Foreign	569	1,101	1,670	(1,694)	679	(1,015)

Short-term borrowings
Switzerland	6	(35)	(29)	23	(13)	10

Foreign	162	(317)	(155)	(179)	(82)	(261)

Long-term debt
Switzerland	39	(72)	(33)	172	(118)	54

Foreign	642	688	1,330	(52)	114	62

Other interest-bearing liabilities
Switzerland	1	(5)	(4)	(2)	(1)	(3)

Foreign	(29)	(140)	(169)	57	(2,118)	(2,061)

Interest-bearing liabilities
Switzerland	90	(349)	(259)	(90)	(1,632)	(1,722)

Foreign	908	(54)	854	(8,436)	(10,848)	(19,284)

Change in interest expense	998	(403)	595	(8,526)	(12,480)	(21,006)

Change in interest income
Switzerland	155	(246)	(91)	(148)	214	66

Foreign	(185)	(74)	(259)	(727)	(984)	(1,711)

Total change in net interest income	(30)	(320)	(350)	(875)	(770)	(1,645)

Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments

end of	2010	2009	2008

Carrying value of financial investments (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	282	305	344

Debt securities issued by foreign governments	6,658	9,403	11,677

Corporate debt securities	984	989	1,375

Collateralized debt obligations	383	340	–

Other debt securities	0	88	326	[1]

Total debt securities	8,307	11,125	13,722

As of December 31, 2010, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.
1 Includes collateralized debt obligations.

Maturities and weighted-average yields of debt securities included in financial investments

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

end of 2010	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %

Debt securities

Debt securities issued by the Swiss federal, cantonal or local governmental entities	22	2.95	93	2.67	109	2.91	43	2.24	267	2.72

Debt securities issued by foreign governments	1,136	1.23	5,096	3.76	180	2.55	15	1.23	6,427	3.27

Corporate debt securities	526	1.86	274	2.93	159	2.94	10	3.61	969	2.36

Collateralized debt obligations	66	4.96	117	2.69	108	2.18	80	5.51	371	3.55

Total debt securities	1,750	1.58	5,580	3.68	556	2.66	148	3.99	8,034	3.16

Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio

end of	2010

Loan portfolio (CHF million, except where indicated)

Mortgages	83,228

Loans collateralized by securities	4,495

Consumer finance	4,088

Consumer loans	91,811

Real estate	20,071

Commercial and industrial loans	21,835

Financial institutions	4,279

Governments and public institutions	993

Corporate and institutional loans	47,178

Switzerland	138,989

Mortgages	1,397

Loans collateralized by securities	20,057

Consumer finance	1,620

Consumer loans	23,074

Real estate	3,291

Commercial and industrial loans	32,838

Financial institutions	20,485

Governments and public institutions	1,214

Corporate and institutional loans	57,828

Foreign	80,902

Gross loans	219,891

of which held at amortized cost	201,339

of which held at fair value	18,552

Net (unearned income)/deferred expenses	(32)

Allowance for loan losses	(1,017)

Net loans	218,842

Percentage of allowance for loan losses [1]	0.5%

1 Calculated based on net loans which are not carried at fair value.

Details of the loan portfolio (continued)

end of	2009	2008	2007	2006

Loan portfolio (CHF million, except where indicated)

Banks	95	1	1	24

Commercial	43,893	44,370	44,137	42,858

Consumer	89,045	86,911	86,220	82,768

Public authorities	1,036	1,092	1,283	1,263

Lease financings	2,620	2,532	2,508	2,750

Switzerland	136,689	134,906	134,149	129,663

Banks	7,836	8,440	9,638	8,940

Commercial	69,036	70,384	73,060	51,695

Consumer	19,765	20,116	21,508	17,562

Public authorities	4,161	2,319	2,563	905

Lease financings	1,113	1,298	870	838

Foreign	101,911	102,557	107,639	79,940

Gross loans	238,600	237,463	241,788	209,603

of which held at amortized cost	202,354	205,149	210,741	209,603

of which held at fair value	36,246	32,314	31,047	–

Net (unearned income)/deferred expenses	(25)	(27)	(20)	8

Allowance for loan losses	(1,395)	(1,639)	(1,234)	(1,484)

Net loans	237,180	235,797	240,534	208,127

Percentage of allowance for loan losses [1]	0.7%	0.8%	0.6%	0.7%

1 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry

end of	2010	2009

Loan portfolio by industry (CHF million)

Banks	5,516	7,931

Other financial services	19,248	31,075

Real estate companies	23,362	25,058

Other services	17,336	19,225

Manufacturing	9,626	10,061

Wholesale and retail trade	7,127	6,061

Construction	2,769	2,336

Transportation	10,484	9,229

Health and social services	1,225	1,290

Hotels and restaurants	1,136	1,147

Agriculture and mining	3,026	7,622

Telecommunications	1,676	2,385

Governments, public institutions and non-profit organizations	2,475	5,458

Corporate and institutional loans	105,006	128,878

Consumer loans	114,885	109,722

Gross loans	219,891	238,600

Net (unearned income)/deferred expenses	(32)	(25)

Allowance for loan losses	(1,017)	(1,395)

Net loans	218,842	237,180

Details of the loan portfolio by time remaining until contractual maturity by category

end of 2010	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total

Loan portfolio (CHF million)

Mortgages	30,638	37,851	11,412	3,327		0		83,228

Loans collateralized by securities	2,787	752	94	862		0		4,495

Consumer finance	2,093	1,886	4	105		0		4,088

Consumer loans	35,518	40,489	11,510	4,294		0		91,811

Real estate	10,288	5,837	3,381	530		35		20,071

Commercial and industrial loans	10,363	4,138	1,019	4,094		2,221		21,835

Financial institutions	2,735	283	116	451		694		4,279

Governments and public institutions	307	434	158	49		45		993

Corporate and institutional loans	23,693	10,692	4,674	5,124		2,995		47,178

Switzerland	59,211	51,181	16,184	9,418		2,995		138,989

Mortgages	1,046	197	123	31		0		1,397

Loans collateralized by securities	16,154	1,480	1,046	1,377		0		20,057

Consumer finance	813	112	164	531		0		1,620

Consumer loans	18,013	1,789	1,333	1,939		0		23,074

Real estate	1,065	1,325	800	7		94		3,291

Commercial and industrial loans	20,296	6,767	1,441	595		3,739		32,838

Financial institutions	8,966	6,545	4,131	268		575		20,485

Governments and public institutions	17	873	92	0		232		1,214

Corporate and institutional loans	30,344	15,510	6,464	870		4,640		57,828

Foreign	48,357	17,299	7,797	2,809		4,640		80,902

Gross loans	107,568	68,480	23,981	12,227		7,635		219,891

of which fixed rate	93,412	57,278	20,673	0		2,871		174,234

of which variable rate	14,156	11,202	3,308	12,227		4,764		45,657

Net (unearned income)/deferred expenses								(32)

Allowance for loan losses								(1,017)

Net loans								218,842

1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement. 2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.

Non-performing and non-interest-earning loans

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2010	2009	2008	2007	2006	2010	2009	2010	2009

Non-performing and non-interest-earning loans (CHF million)

Switzerland	463	518	607	657	790	13	16	3	20

Foreign	498	779	1,029	316	257	24	40	6	12

Non-performing loans [1]	961	1,297	1,636	973	1,047	37	56	9	32

Switzerland	143	186	242	343	522	11	18	0	0

Foreign	197	150	34	34	23	8	3	5	0

Non-interest-earning loans [1]	340	336	276	377	545	19	21	5	0

Total non-performing and non-interest-earning loans	1,301	1,633	1,912	1,350	1,592	56	77	14	32

1 For a definition of these terms, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group.

Potential problem loans

end of	2010	2009	2008	2007	2006

Potential problem loans (CHF million)

Switzerland	222	277	265	309	372

Foreign	288	381	538	238	145

Total potential problem loans	510	658	803	547	517

Restructured loans

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2010	2009	2008	2007	2006	2010	2009	2010	2009

Restructured loans (CHF million)

Switzerland	4	0	2	7	22	0	0	0	0

Foreign	48	6	8	42	0	0	0	4	1

Total restructured loans	52	6	10	49	22	0	0	4	1

Movements in the allowance for loan losses

	2010	2009	2008	2007	2006

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	1,395	1,639	1,234	1,484	2,241

Change in accounting	0	0	0	(61)	0

Discontinued operations	0	0	0	0	(51)

Discontinued operations/change in scope of consolidation	0	0	0	(61)	(51)

Switzerland	(3)	85	23	(35)	(46)

Foreign	(90)	230	562	75	(82)

Net movements recognized in the consolidated statements of operations	(93)	315	585	40	(128)

Commercial	(64)	(63)	(108)	(155)	(256)

Consumer	(90)	(80)	(64)	(87)	(140)

Public authorities	0	0	0	0	(1)

Lease financings	(8)	(8)	(6)	(7)	(9)

Switzerland	(162)	(151)	(178)	(249)	(406)

Commercial	(109)	(503)	(48)	(42)	(318)

Consumer	(23)	(20)	(4)	(4)	(7)

Foreign	(132)	(523)	(52)	(46)	(325)

Gross write-offs	(294)	(674)	(230)	(295)	(731)

Commercial	28	18	31	18	24

Consumer	15	23	20	20	7

Lease financings	1	1	1	1	0

Switzerland	44	42	52	39	31

Commercial	17	21	33	36	110

Consumer	1	0	4	15	0

Lease financings	1	0	0	3	0

Foreign	19	21	37	54	110

Recoveries	63	63	89	93	141

Net write-offs	(231)	(611)	(141)	(202)	(590)

Provisions for interest	2	43	19	1	48

Foreign currency translation impact and other adjustments, net	(56)	9	(58)	(28)	(36)

Balance at end of period	1,017	1,395	1,639	1,234	1,484

Average loan balance	227,874	241,892	239,803	223,542	199,870

Ratio of net write-offs to average loans	0.10%	0.25%	0.06%	0.09%	0.30%

Prior years not adjusted for discontinued operations.

Analysis of the allowance for loan losses by Switzerland, foreign and category

	2010		2009		2008		2007		2006

end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Commercial	348	0.2%	445	0.2%	489	0.2%	597	0.2%	806	0.4%

Consumer	178	0.1%	215	0.1%	219	0.1%	235	0.1%	287	0.1%

Public authorities	0	0.0%	0	0.0%	0	0.0%	0	0.0%	1	0.0%

Lease financings	23	0.0%	25	0.0%	25	0.0%	20	0.0%	26	0.0%

Switzerland	549	0.3%	685	0.3%	733	0.3%	852	0.4%	1,120	0.5%

Banks	41	0.0%	47	0.0%	7	0.0%	7	0.0%	7	0.0%

Commercial	320	0.1%	549	0.2%	814	0.3%	347	0.1%	329	0.2%

Consumer	90	0.0%	97	0.0%	69	0.0%	12	0.0%	13	0.0%

Public authorities	7	0.0%	6	0.0%	3	0.0%	6	0.0%	7	0.0%

Lease financings	10	0.0%	11	0.0%	13	0.0%	10	0.0%	8	0.0%

Foreign	468	0.2%	710	0.3%	906	0.4%	382	0.2%	364	0.2%

Total allowance for loan losses	1,017	0.5%	1,395	0.6%	1,639	0.7%	1,234	0.5%	1,484	0.7%

of which on principal	905	0.4%	1,235	0.5%	1,483	0.6%	1,082	0.4%	1,272	0.6%

of which on interest	112	0.1%	160	0.1%	156	0.1%	152	0.1%	212	0.1%

Gross write-offs of loans by industry

in	2010	2009	2008	2007	2006

Gross write-offs of loans by industry (CHF million)

Financial services	21	274	30	15	2

Real estate companies	24	151	9	32	34

Other services	3	15	16	29	145

Manufacturing	85	41	33	61	137

Wholesale and retail trade	22	9	39	18	41

Construction	4	62	9	7	31

Transportation	5	4	3	5	113

Health and social services	4	0	7	12	3

Hotels and restaurants	2	4	5	7	13

Agriculture and mining	0	0	0	3	49

Telecommunications	3	6	5	6	2

Non-profit and international organizations	0	0	0	2	4

Commercial	173	566	156	197	574

Consumer	113	100	68	91	147

Public authorities	0	0	0	0	1

Lease financings	8	8	6	7	9

Total gross write-offs	294	674	230	295	731

Cross-border outstandings

end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total

2010 (CHF million)

United States	17,239	49,135	8,564	74,938	40,396	52,068	167,402

United Kingdom	7,900	5,288	64	13,252	0	42,533	55,785

Germany	12,650	14,141	10,058	36,849	767	3,224	40,840

Japan	8,114	5,247	1,663	15,024	5,025	14,189	34,238

France	7,435	12,836	6,350	26,621	163	3,259	30,043

The Netherlands	3,846	11,754	2,082	17,682	0	2,048	19,730

Cayman Islands	1,563	14,242	427	16,232	584	640	17,456

Luxembourg	2,184	9,909	745	12,838	0	436	13,274

Brazil	1,451	2,247	2,051	5,749	5,106	275	11,130

Italy	1,768	2,729	4,537	9,034	0	1,232	10,266

Canada	2,544	3,946	798	7,288	0	1,324	8,612

South Korea	953	3,255	1,096	5,304	2,586	209	8,099

2009 (CHF million)

United States	16,244	54,625	8,264	79,133	68,373	67,542	215,048

United Kingdom	9,159	5,329	101	14,589	1,624	34,638	50,851

Germany	15,332	12,173	13,254	40,759	736	3,954	45,449

Japan	3,844	2,247	2,446	8,537	8,059	10,693	27,289

France	7,819	11,295	4,067	23,181	22	3,524	26,727

Cayman Islands	1,170	16,672	0	17,842	617	474	18,933

The Netherlands	3,537	10,692	2,691	16,920	0	1,848	18,768

Luxembourg	2,230	12,272	1,498	16,000	0	553	16,553

Spain	7,231	2,280	1,879	11,390	313	1,830	13,533

Italy	2,141	2,414	5,797	10,352	282	592	11,226

Ireland	5,483	5,089	37	10,609	0	191	10,800

Brazil	1,074	2,424	1,474	4,972	4,814	412	10,198

South Korea	1,139	2,776	167	4,082	4,868	146	9,096

Canada	1,785	3,301	2,762	7,848	0	1,228	9,076

2008 (CHF million)

United States	12,072	85,488	6,614	104,174	27,846	62,859	194,879

Luxembourg	1,906	12,096	355	14,357	27,847	967	43,171

France	14,893	10,775	4,724	30,392	0	8,609	39,001

Germany	12,764	11,664	9,545	33,973	745	3,958	38,676

Cayman Islands	1,717	28,507	32	30,256	533	2,657	33,446

United Kingdom	7,411	4,729	88	12,228	0	18,868	31,096

The Netherlands	5,985	12,089	8,969	27,043	0	2,162	29,205

Japan	5,465	3,369	1,355	10,189	3,287	5,097	18,573

Spain	5,186	3,412	2,624	11,222	0	2,047	13,269

Ireland	3,686	8,466	48	12,200	0	231	12,431

Italy	2,037	2,717	6,679	11,433	486	427	12,346

South Korea	1,007	2,683	167	3,857	5,220	177	9,254

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

Deposits in Switzerland and foreign offices

	2010			2009			2008

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Deposits (CHF million, except where indicated)

Non-interest-bearing demand	11,197	–	–	9,621	–	–	9,881	–	–

Interest-bearing demand	99,951	225	0.2%	79,259	180	0.2%	48,861	499	1.0%

Savings deposits	52,225	309	0.6%	48,188	306	0.6%	38,814	381	1.0%

Time deposits	21,409	93	0.4%	31,294	303	1.0%	65,693	1,849	2.8%

Switzerland	184,782	627	0.3%	168,362	789	0.5%	163,249	2,729	1.7%

Non-interest-bearing demand	3,495	–	–	2,546	–	–	2,541	–	–

Interest-bearing demand	17,863	25	0.1%	20,206	64	0.3%	24,685	522	2.1%

Savings deposits	36	0	0.0%	43	0	–	39	0	–

Time deposits	117,565	949	0.8%	144,780	2,117	1.5%	201,356	7,114	3.5%

Foreign	138,959	974	0.7%	167,575	2,181	1.3%	228,621	7,636	3.3%

Total deposits	323,741	1,601	0.5%	335,937	2,970	0.9%	391,870	10,365	2.6%

Deposits by foreign depositors in Swiss offices amounted to CHF 55.6 billion, CHF 55.4 billion and CHF 39.3 billion as of December 31, 2010, 2009 and 2008, respectively.

Aggregate of individual time deposits in Switzerland and foreign offices

in 2010	Switzerland	Foreign	Total

Time deposits (CHF million)

3 months or less	–	11,582	11,582

Over 3 through 6 months	–	4,955	4,955

Over 6 through 12 months	–	2,897	2,897

Over 12 months	–	2,032	2,032

Certificates of deposit	–	21,466	21,466

3 months or less	16,053	85,737	101,790

Over 3 through 6 months	1,730	4,849	6,579

Over 6 through 12 months	1,088	2,956	4,044

Over 12 months	135	5,136	5,271

Other time deposits	19,006	98,678	117,684

Total time deposits	19,006	120,144	139,150

Balances shown are the CHF equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings

in	2010	2009	2008

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)

Outstanding as of December 31	168,394	191,687	243,370

Maximum amount outstanding at any month-end during the year	223,370	277,076	458,360

Approximate average amount outstanding during the year	199,404	218,120	353,731

Interest expense for the year ended December 31	1,637	2,261	12,521

Approximate weighted-average interest rate during the year	0.8%	1.0%	3.5%

Approximate weighted-average interest rate at year-end	1.2%	1.8%	2.5%

Commercial paper (CHF million)

Outstanding as of December 31	19,214	4,966	4,805

Maximum amount outstanding at any month-end during the year	19,672	5,708	10,534

Approximate average amount outstanding during the year	13,609	5,167	9,743

Interest expense for the year ended December 31	29	58	286

Approximate weighted-average interest rate during the year	0.2%	1.1%	2.9%

Approximate weighted-average interest rate at year-end	0.7%	1.3%	3.6%

Other short-term borrowings (CHF million)

Outstanding as of December 31	2,470	2,679	6,159

Maximum amount outstanding at any month-end during the year	5,014	6,984	6,160

Approximate average amount outstanding during the year	3,756	5,229	4,182

Interest expense for the year ended December 31	34	190	212

Approximate weighted-average interest rate during the year	0.9%	3.6%	5.1%

Approximate weighted-average interest rate at year-end	0.4%	1.4%	0.7%

The short-term borrowings of the Group’s operations consist of central bank funds purchased, securities sold under repurchase agreements, commercial paper and other short-term borrowings. Generally, original maturities of securities sold under repurchase agreements are less than six months, commercial paper are less than nine months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 6 – Net interest income, 15 – Investment securities, 17 – Loans, allowance for loan losses and credit quality, 22 – Deposits, 23 – Long-term debt, 29 – Derivatives and hedging activities, 30 – Guarantees and commitments and 32 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.

The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2010, 2009 and 2008, the Bank had short-term borrowings of CHF 19.5 billion, CHF 6.1 billion and CHF 10.2 billion compared to short-term borrowings of CHF 21.7 billion, CHF 7.6 billion and CHF 11.0 billion at the Group, respectively. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2010, 2009 and 2008 were primarily related to >>>commercial paper issued by Clariden Leu in Switzerland.

In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2010, the carrying value of the Group’s debt securities was CHF 8.3 billion compared to CHF 6.2 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local government entities, foreign governments and corporates, and >>>collateralized debt obligations held by Neue Aargauer Bank, principally for liquidity management purposes.

The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2010, 2009 and 2008, the Bank’s total loans were CHF 200.7 billion, CHF 221.5 billion and CHF 220.4 billion or 91.7%, 93.4% and 93.5% of the Group’s total loans of CHF 218.8 billion, CHF 237.2 billion and CHF 235.8 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2010, December 31, 2009 and December 31, 2008 principally related to Neue Aargauer Bank and Clariden Leu, primarily in the Swiss commercial and consumer segments. For additional information on the Bank’s loan portfolio and related allowances, refer to Note 17 – Loans, allowance for loan losses and credit quality in VII – Consolidated financial statements – Credit Suisse (Bank).

Ratio of earnings to fixed charges - Group

in	2010	2009	2008		2007	2006

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	7,487	8,077	(14,902)		13,740	14,319

Income from equity method investments	(164)	(56)	82		(196)	(124)

Pre-tax earnings/(loss) from continuing operations	7,323	8,021	(14,820)		13,544	14,195

Fixed charges:
Interest expense	18,992	18,397	39,403		54,108	43,699

Interest portion of rentals [1]	601	590	574		584	569

Preferred dividend requirements	162	131	60		0	0

Total fixed charges	19,755	19,118	40,037		54,692	44,268

Pre-tax earnings before fixed charges	27,078	27,139	25,217		68,236	58,463

Noncontrolling interests	822	(313)	(2,619)		4,738	3,630

Earnings before fixed charges and provision for income taxes	26,256	27,452	27,836		63,498	54,833

Ratio of earnings to fixed charges	1.33	1.44	0.70	[2]	1.16	1.24

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,201 million for the year ended December 31, 2008.

Ratio of earnings to fixed charges - Bank

in	2010	2009	2008		2007	2006

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	6,271	7,357	(15,839)		12,165	12,820

Income from equity method investments	(148)	(31)	98		(200)	(114)

Pre-tax earnings/(loss) from continuing operations	6,123	7,326	(15,741)		11,965	12,706

Fixed charges:
Interest expense	18,798	18,153	39,189		53,994	43,421

Interest portion of rentals [1]	566	557	543		551	551

Preferred dividend requirements	162	131	60		0	0

Total fixed charges	19,526	18,841	39,792		54,545	43,972

Pre-tax earnings before fixed charges	25,649	26,167	24,051		66,510	56,678

Noncontrolling interests	802	(697)	(3,379)		5,013	3,620

Earnings before fixed charges and provision for income taxes	24,847	26,864	27,430		61,497	53,058

Ratio of earnings to fixed charges	1.27	1.43	0.69	[2]	1.13	1.21

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,362 million for the year ended December 31, 2008.

Legal proceedings
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. For information on the Group’s material proceedings and related provisions, refer to Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group.

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

Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. In 2009 and 2010, access to the debt capital markets and secured lending markets normalized for those financial institutions, including Credit Suisse, that emerged from the financial crisis in a relatively strong position. Nevertheless, the costs of liquidity have increased, and we expect to incur additional costs as a result of regulatory requirements for increased liquidity.

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

Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to reduce our balance sheet and accelerated the implementation of our client-focused, capital-efficient strategy in 2010, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own, or have net short positions, in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and may in the future cause, a significant decline in our net revenues.

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. Although global economic conditions generally improved in 2010, the recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. Our financial condition and results of operations could be materially adversely affected if these conditions stagnate or worsen.

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

Unfavorable market or economic conditions have affected our businesses in recent years, including the low interest rate environment, continued cautious investor behavior and commissions and fees from client-flow sales and trading and from asset management activities, including commissions and fees that are based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. In light of the recent dislocation in the financial and credit markets, there has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our Asset Management and Wealth Management Clients results of operations have been and could continue to be adversely affected as long as this continues.

Adverse market or economic conditions have negatively affected our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak IPO markets.

Future terrorist attacks, military conflicts, economic or political sanctions, disease pandemics, political unrest or natural disasters could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results.

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. We also securitize and trade in residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including residential mortgage-backed securities. Our real estate businesses and risk exposures could continue to be adversely affected by the downturn in real estate markets, other sectors and the economy as a whole.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses in our Private Banking and Investment Banking businesses, which may have sizeable loans to and securities holdings in certain customers or industries or countries. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues.

We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business we may be subject to risk concentration with a particular counterparty. Following the historic dislocation in the credit and financial markets and crisis in confidence in 2008 and 2009, we, like other financial institutions, continue to adapt our practices and operations in consultation with our regulators to better address an evolving understanding of our exposure to, and management of, systemic risk and risk concentration to financial institutions. Regulators continue to focus on these risks, and there are numerous new regulations and government proposals, and significant ongoing regulatory uncertainty, about how best to address them. There can be no assurance that the changes in our and industry operations, practices and regulation will be effective in managing this risk. For further information, refer to I – Information on the company – Regulation and supervision.

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

Market risk may increase the other risks that we face
In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate the other risks that we face. For example, if we were to incur substantial trading losses, our need for liquidity could rise sharply while our access to liquidity could be impaired. In conjunction with another market downturn, our customers and counterparties could also incur substantial losses of their own, thereby weakening their financial condition and increasing our credit and counterparty risk exposure to them.

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

As a result of our use of swaps and other derivatives, our credit exposures have increased, and may continue to increase, in amount and duration. In addition, we have experienced in the past, and may in the future experience, pressure to assume longer-term credit risk, extend credit against less liquid collateral and price derivative instruments more aggressively based on the credit risks that we take due to competitive factors. Our investments in, or loans to, hedge funds are an additional source of credit exposure. We expect our capital and liquidity requirements, and those of the financial services industry, to increase as a result of these risks.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns, or even rumors, about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about, defaults by and failures of many financial institutions continued in 2010 and could continue to lead to losses or defaults by financial institutions and financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Our credit risk exposure will also increase if the collateral we hold cannot be realized upon or can only be liquidated at prices insufficient to cover the full amount of exposure.

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

Risks relating to off-balance sheet entities
We enter into transactions with special purpose entities (SPEs) in our normal course of business, and certain SPEs with which we transact business are not consolidated and their assets and liabilities are off-balance sheet. The accounting requirements for consolidation, initially and if certain events occur that require us to reassess whether consolidation is required, can require the exercise of significant management judgment. Accounting standards relating to consolidation, or their interpretation, have changed and may continue to change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital and leverage ratios. For information on our transactions with and commitments to SPEs, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and contractual obligations – Off-balance sheet and Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group. For information on the reduction in retained earnings and shareholders’ equity in 2010 relating to the consolidation of Alpine Securitization Corp. on January 1, 2010, refer to II – Operating and financial review – Core Results – Accounting changes adopted in the first quarter 2010.

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

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities in our Investment Banking and Asset Management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc appreciated significantly against the US dollar and euro in 2010. Exchange rate volatility may have an adverse impact on our results of operations and capital position.

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

We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or in transactions not being properly recorded or accounted for, and regulatory requirements in this area have increased and are expected to increase further. Our business depends on our ability to process a large volume of diverse and complex transactions, including derivatives transactions, which have increased in volume and complexity and which are not always confirmed on a timely basis. Our businesses also rely on the secure processing, storage and transmission of confidential and other information.

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

Risk management
We have risk management procedures and policies designed to manage our risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. We continue to adapt our risk management techniques, in particular value-at-risk, which relies on historical data, to reflect changes in the financial and credit markets. No risk management procedures can anticipate every market development or event, and our risk management procedures and hedging strategies, and the judgments behind them, may not fully mitigate our risk exposure in all markets or against all types of risk. For information on our risk management, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management.

Legal and regulatory risks
Our exposure to legal liability is significant
We face significant legal risks in our businesses, and the volume and amount of damages claimed in litigation, regulatory proceedings and other adversarial proceedings against financial services firms are increasing.

We and our subsidiaries are subject to a number of material legal proceedings, regulatory actions and investigations, and an adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, depending, in part, upon our results for such period. For information relating to these and other legal and regulatory proceedings involving our Investment Banking and other businesses, refer to IX – Additional information – Legal proceedings and Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group.

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

In 2009 and 2010, regulators and governments continued their focus on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk. We are already subject to increased regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement, and we expect such increased regulation to increase our costs and affect our ability to conduct certain businesses. We and our primary regulator in Switzerland, FINMA, have agreed upon additional capital requirements and capital adequacy ratios and leverage capital requirements that we must comply with beginning 2013. We expect the financial services industry, including Credit Suisse, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2011.

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

Any conversion of our contingent capital will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules that we expect to be implemented, we will be required to issue a significant amount of contingent capital which will convert into common equity upon the occurrence of a triggering event. We have either issued or agreed to issue an aggregate of CHF 7.9 billion in principal amount of such contingent capital, and we expect to issue more such contingent capital in the future. If a triggering event occurs, the conversion of some or all of the contingent capital then outstanding will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our common stock.

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

We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. We implemented a new compensation structure for employees for 2010. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees.

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

American Depositary Shares
Under Swiss law, holders of American Depositary Shares (ADS) are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADSs are issued. For further information relating to our ADSs, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

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

Distributions out of capital contributions
The capital contribution principle is new to the Swiss tax legislation and entered into force as per January 1, 2011. According to these rules distributions out of capital contribution reserves paid in after December 31, 1996 qualify for an exemption from the federal withholding tax of 35%.

Income and profit tax on dividends and similar distributions
Individuals
An individual who is a Swiss resident for tax purposes, or who is a non-Swiss resident holding Shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Shares in her or his relevant Swiss tax returns. An exemption from income tax applies with regard to distributions out of capital contributions.

Legal entities
Legal entities resident in Switzerland and non-Swiss resident legal entities holding Shares as part of a Swiss establishment are required to include taxable distributions (including distributions out of capital contributions) received on the Shares in their income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to dividends (Beteiligungsabzug).

Non-resident recipients
Recipients of dividends and similar distributions on Shares who are neither residents of Switzerland for tax purposes nor holders of Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of such distributions.

Capital gains tax realized on Shares
Individuals
Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value and the distributed capital contribution, if any, of the shares and their repurchase price qualifies as taxable income to Swiss resident individuals holding Shares as part of their private property. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets, or who are non-Swiss residents holding Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.

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

Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2013, with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2009 or 2010 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2011 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

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

For further information on trading in the Group’s shares and share repurchases, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet.
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]

2011 (through March 18)	7,779,269		45.0		37.9		1,607,878		47.6		40.9

March (through March 18)	8,049,635		42.5		37.9		1,676,694		45.4		41.2

February	8,423,196		45.0		41.6		1,701,717		47.6		43.0

January	6,985,761		43.9		38.1		1,470,560		46.2		40.9

2010	7,140,826		56.4		37.0		1,251,186		54.6		36.5

Fourth quarter	6,304,756		43.5		37.0		1,122,188		45.1		37.0

December	5,315,307		39.2		37.7		1,011,709		40.4		38.0

November	6,730,501		42.5		37.0		1,033,297		44.1		37.0

October	6,848,186		43.5		40.7		1,326,820		45.1		41.4

Third quarter	5,825,957		50.2		40.2		996,418		48.2		38.1

Second quarter	8,764,451		56.4		40.9		1,731,865		53.1		36.5

First quarter	7,795,568		56.1		43.8		1,157,387		54.6		40.3

2009	7,118,183		60.4		22.5		1,448,809		59.8		19.0

Fourth quarter	5,822,024		60.4		50.3		931,123		59.8		48.2

Third quarter	5,877,968		58.7		46.7		1,046,823		56.9		43.0

Second quarter	7,636,704		50.5		34.7		1,755,926		47.0		30.2

First quarter	9,253,683		36.7		22.5		2,096,524		34.0		19.0

2008	11,564,353		67.0		24.9		1,404,764		59.8		19.0

2007	8,543,386		95.5		61.9		788,577		79.0		55.9

2006	5,966,280		85.4		62.7		342,040		70.0		50.1

1 Closing prices for one share and average daily trading volume (SIX). 2 Closing prices of ADS's and average daily trading volume (NYSE).

Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2010, we maintained 579 offices and branches worldwide, of which approximately 63% were located in Switzerland.

As of the end of 2010, approximately 30% of our worldwide offices and branches were owned directly by us with the remainder being held under commercial leases, 50% of which expire after 2015. The book value of the ten largest owned properties was approximately CHF 1.7 billion as of the end of 2010. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2010, the total amount of indebtedness secured by these facilities was not material to us.

We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Foreign currency translation rates

	End of			Average in

	2010	2009	2008	2010	2009	2008

1 USD / 1 CHF	0.94	1.03	1.06	1.04	1.08	1.08

1 EUR / 1 CHF	1.25	1.49	1.49	1.38	1.51	1.58

1 GBP / 1 CHF	1.45	1.66	1.53	1.61	1.68	2.00

100 JPY / 1 CHF	1.15	1.12	1.17	1.19	1.16	1.05

The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:

Year	End of	Average in	[1]	High	Low

Exchange rate information - 5 years

2010	1.0673	0.9628		1.0673	0.8610

2009	0.9710	0.9261		1.0016	0.8408

2008	0.9369	0.9305		1.0142	0.8171

2007	0.8827	0.8381		0.9087	0.7978

2006	0.8200	0.8034		0.8396	0.7575

1 The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

Exchange rate information - 6 months

March 2011 (through March 18)	1.1114	1.0700

February 2011	1.0808	1.0251

January 2011	1.0719	1.0251

December 2010	1.0673	1.0003

November 2010	1.0438	0.9984

October 2010	1.0493	1.0108

September 2010	1.0254	0.9828

Investor information
Investor information

Investor information
Share data

in / end of	2010		2009	2008

Share price (common shares, CHF)

Average	45.97		45.65	48.87

Minimum	37.04		22.48	24.90

Maximum	56.40		60.40	66.95

End of period	37.67		51.20	28.50

Share price (American Depositary Shares, USD)

Average	44.16		42.61	45.48

Minimum	36.54		19.04	19.01

Maximum	54.57		59.84	59.76

End of period	40.41		49.16	28.26

Market capitalization

Market capitalization (CHF million)	44,683		60,691	33,762

Market capitalization (USD million)	47,933		58,273	33,478

Dividend per share (CHF)

Dividend per share	1.30	[1]	2.00	0.10

1 Proposal of the Board of Directors to the Annual General Meeting on April 29, 2011. Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of March 18, 2011	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group AG ratings

Short term	P-1	A-1	F1+

Long term	Aa2	A	AA-

Outlook	Negative	Stable	Stable

Credit Suisse AG ratings

Short term	P-1	A-1	F1+

Long term	Aa1	A+	AA-

Outlook	Negative	Stable	Stable

List of abbreviations
A

ABO	Accumulated Benefit Obligation

ABS	Asset-backed Securities

ADR	American Depositary Receipts

ADS	American Depositary Shares

AES®	Advanced Execution Services

AGM	Annual General Meeting

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

AMF	Asset Management Finance LLC

AoA	Articles of Association

AOCI	Accumulated other comprehensive income/(loss)

APP	Adjustable Performance Plan

ARS	Auction Rate Securities

ASC	Accounting Standards Codification

ASU	Accounting Standards Updates

B

BA	Bachelor of Arts

BBA	Bachelor of Business Administration

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

Board	Board of Directors

BORO	Bank Operational Risk Oversight

bp	basis point

C

CARMC	Capital Allocation and Risk Management Committee

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CET1	Common equity tier 1

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CIO	Chief Information Officer

CMBS	Commercial Mortgage-backed Securities

CoE	Centers of Excellence

COO	Chief Operating Officer

CP	Commercial Paper

CPR	Constant Prepayment Rate

CRA	Cash Retention Award

CRM	Credit Risk Management

CRO	Chief Risk Officer

E

EBRD	European Bank for Reconstruction and Development

ECB	European Central Bank

EEA	European Economic Area

EMEA	Europe, Middle East and Africa

ETF	Exchange-traded funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FINRA	Financial Industry Regulatory Authority

FNMA	Federal National Mortgage Association (Fannie Mae)

FRB	Federal Reserve Bank

FSA	UK Financial Services Authority

FSB	Financial Stability Board

FSMA	Financial Services and Markets Act 2000

FVOD	Fair Valued Own Debt

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

I

ICS	Internal Control System

IMA	Internal Models Approach

IPO	Initial Public Offering

IRS	Internal Revenue Service

ISU	Incentive Share Unit

IT	Information Technology

J

JD	Doctor of Jurisprudence

K

KPI	Key Performance Indicator

L

LGD	Loss Given Default

LIBOR	London Interbank Offered Rate

LOCOM	Lower of Cost or Market

LPA	Longevity Premium Award

M

M&A	Mergers and Acquisitions

MBA	Master of Business Administration

MFCA	Modified Funding Capacity Analysis

MiFID	Markets in Financial Instruments Directive

MSRB	Municipal Securities Rulemaking Board

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NYSE	New York Stock Exchange

O

OECD	Organization for Economic Co-operation and Development

OGR	Organizational Guidelines and Regulations

OTC	Over-The-Counter

P

PAF	Partner Asset Facility

PBO	Projected Benefit Obligation

PD	Probability of Default

PFIC	Passive Foreign Investment Company

PIP	Performance Incentive Plan

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QIA	Qatar Investment Authority

QSPE	Qualified Special Purpose Entity

R

RMBS	Residential Mortgage-backed Securities

RMM	Risk Measurement and Management

ROE	Return On Equity

RWA	Risk-weighted Asset

S

SAB	Staff Accounting Bulletin

SEC	US Securities and Exchange Commission

SEI	Significant economic interest

SESTA	Swiss Federal Act of Stock Exchanges and Securities Trading

SFAS	Statement of Financial Accounting Standards

SISU	Scaled Incentive Share Unit

SIX	SIX Swiss Exchange

SNB	Swiss National Bank

SOX	US Sarbanes-Oxley Act of 2002

SPE	Special Purpose Entity

SPIA	Single Premium Immediate Annuity

SRM	Strategic Risk Management

T

TRS	Total Return Swap

U

UK	United Kingdom

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

Glossary
A

Advanced Execution Services® (AES®)	AES® is a suite of algorithmic trading strategies, tools, and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.

Advanced internal ratings-based approach (A-IRB)	Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. Under this approach we have identified key scenarios that describe major operational risks relevant to us. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. We have received approval from FINMA to use the AMA for measuring our operation risk.

Affluent clients	Affluent clients have assets under management in excess of CHF 50,000.

American depositary receipts (ADR) and American depositary shares (ADS)	An ADR is a negotiable certificate evidencing an ADS, issued by a depositary bank, that represents all or part of an underlying share of a foreign-based company held in custody.

Auction rate securities (ARS)	ARS are short-term debt instruments referencing a portfolio of longer-term securities or assets for which the interest rate is regularly reset through an auction process. This auction market has been largely frozen since Feb 2008.

B

Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between actual trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience more than four exceptions per year attract additional regulatory capital charges.

Basel II	In June 2006, the Basel Committee on Banking Supervision (BCBS) published its comprehensive version of the revised framework for the international convergence of capital measurement and capital standards known as Basel II. Basel II describes the framework for measuring capital adequacy and the minimum standards to be achieved by the adopting supervisory authorities. This framework is based on three pillars, which are viewed as mutually reinforcing.
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

Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C

Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.

Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.

Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations (e.g., payroll).

Constant prepayment rate	A loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.

Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

D

Derivatives	Derivatives are financial instruments or contracts that meets all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price, or index; (2) they requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).

F

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Flow-based	Flow-based businesses refer to products that are generally more liquid, less complex and less volatile and which tend to provide a more stable earnings base generated from fees and/or trading activity initiated by or in facilitation of client business. Flow-based businesses include foreign exchange, interest-rate products, cash equities, vanilla derivative products and prime services. These Investment Banking products are also important to Asset Management and Private Banking clients.

FVOD (fair value own debt) transaction	In 2Q09, the Group entered into a transaction (the FVOD transaction) designed to offset a significant portion of the volatility in credit spread movements on its own vanilla debt, which impacted the Core Results. In this transaction, the Group made loans, which are carried at fair value, to Alpine Securitization Corp., a multi-seller commercial paper conduit administered by the Group.

G

G-20	The G-20 represents the finance ministers and central bank governors from 19 countries plus the European Union.

H

Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.

High-net-worth individuals	High-net-worth individuals have assets under management in excess of CHF 1 million.

I

Incremental risk charge	Incremental risk charge represents an estimate of the default and migration risks of unsecuritized credit products over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions or sets of positions.

Internal models approach (IMA)	The IMA is used for calculating the capital requirements for market risk. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the vast majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors.

L

London interbank offered rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.

Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and in certain cases fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring process are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

M

Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.

N

Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.

Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

O

Over-the-counter (OTC)	OTC securities and derivatives are not traded on an exchange but rather private contracts between counterparties.

P

Position risk	Component of the economic capital framework which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.

Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

R

Regulatory VaR	Regulatory VaR is a version of VaR that uses a scaling technique that automatically increases VaR where recent short-term market volatility over a six-month period is greater than long-term volatility in the three-year dataset. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.

Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. It securitizes the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Risk management VaR	Risk management VaR is a version of VaR that uses a scaling technique that automatically adjusts VaR where recent short-term market volatility over a six-month period is different to long-term volatility in the three-year dataset. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.

Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.

Risk-weighted assets (RWAs)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.

S

Scaled VaR	A scaling technique that automatically increases VaR where the short-term volatility is higher than the long-term volatility in a three-year historical dataset. This results in a more responsive VaR model, as the impact of changes in overall market volatility is reflected almost immediately in the scaled VaR model.

Stressed VaR	Stressed VaR replicates a VaR calculation on current portfolio of the Group or the Bank taking into account a one-year observation period relating to significant financial stress and helps reducing the pro-cyclicality of the minimum capital requirements for market risk.

T

Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.

U

Ultra-high-net-worth individuals	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.

V

Value-at-risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories and the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

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
– market and interest rate fluctuations and interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery in the US or other developed countries in 2011 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
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
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in IX – Additional Information – Risk Factors.

Financial calendar and information sources

Financial calendar

First quarter 2011 results	Wednesday, April 27, 2011

Annual General Meeting	Friday, April 29, 2011

Capital distribution payment	Friday, May 6, 2011

Second quarter 2011 results	Thursday, July 28, 2011

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Photography: Alberto Venzago, Zurich
Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich
Paper: Trucard Ice FSC, single-page mirror finish, 280 gm2 wood-free (cover) Dominant Plus FSC, offset, white, matt, 90 gm2, wood-free (content)