Form 20-F
period 2011-12-31
CREDIT SUISSE AG; CREDIT SUISSE GROUP AG
filed 2012-03-23
CIK 1053092, 1159510

As filed with the Securities and Exchange Commission on March 23, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011.

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
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive offices)

David R. Mathers
Chief Financial Officer
Paradeplatz 8, CH 8001 Zurich, Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive offices)

David R. Mathers
Chief Financial Officer
Paradeplatz 8, CH 8001 Zurich, Switzerland
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class of securities of Credit Suisse Group AG	Name of each exchange on which registered

American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04*	New York Stock Exchange*

Title of each class of securities of Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Floating Rate Tier 1 Capital Notes	New York Stock Exchange
7.9% Tier 1 Capital Notes	New York Stock Exchange
Buffered Accelerated Return Equity Securities (BARES) due November 6, 2012 Linked to the Performance of the CS/RT Emerging Infrastructure Index Powered by HOLT	NYSE Amex
Accelerated Return Equity Securities (ARES) due November 6, 2012 Linked to the Performance of the CS/RT Emerging Infrastructure Index Powered by HOLT	NYSE Amex
ELEMENTS due April 10, 2023 Linked to the Credit Suisse Global Warming Index, Exchange Series	NYSE Arca
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due April 20, 2020 Linked to the Cushing® 30 MLP Index	NYSE Arca
Exchange Traded Notes due October 6, 2020 Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due March 13, 2031 Linked on a Leveraged Basis to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Market Neutral Equity ETN Linked to the HS Market Neutral Index Powered by HOLT™ due September 22, 2031	NYSE Arca
VelocityShares Daily Inverse VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily Inverse VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily 2x VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily 2x VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net)	NYSE Arca
VelocitySharesTM 3x Long Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Long Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 2x Long Platinum ETN Linked to the S&P GSCI® Platinum Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 2x Long Palladium ETN Llinked to the S&P GSCI® Palladium Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Inverse Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Inverse Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 2x Inverse Platinum ETN Linked to the S&P GSCI® Platinum Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 2x Inverse Palladium ETN Linked to the S&P GSCI® Palladium Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Long Brent Crude ETN Linked to the S&P GSCI® Brent Crude Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Long Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Long Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 2x Long Copper ETN Linked to the S&P GSCI® Copper Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Brent Crude ETN Linked to the S&P GSCI® Brent Crude Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 2x Inverse Copper ETN Linked to the S&P GSCI® Copper Index ER due February 9, 2032	NYSE Arca

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011: 1,220,322,988 shares of Credit Suisse Group AG
Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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
Part I
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
Part II
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
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
Annual Report 2011
Message from the Chairman and the Chief Executive Officer
Information on the company
An integrated global bank
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
35 Capital adequacy
36 Assets under management
37 Litigation
38 Significant subsidiaries and equity method investments
39 Subsidiary guarantee information
40 Credit Suisse Group parent company
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
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
33 Assets pledged or assigned
34 Capital adequacy
35 Litigation
36 Significant subsidiaries and equity method investments
37 Significant valuation and income recognition differences between US GAAP and Swiss GAAP bank law (true and fair view)
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
5 Other assets and other liabilities
6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
7 Balance sheet items that include issued structured products at fair value
8 Liabilities due to own pension plans
9 Valuation adjustments and provisions
10 Composition of share and participation capital and authorized capital
11 Major shareholders and groups of shareholders
12 Shareholder’s equity
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
21 Risk assessment
Proposed appropriation of retained earnings
Additional information
Statistical information
Other information
Selected five-year information
Risk factors
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2011, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The business of the Bank is substantially similar to the Group and, except where noted or the context otherwise requires, information relating to the Group is also relevant to the Bank.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2011.
Sources
Throughout this Form 20-F and the attached Annual Report 2011, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2011.
Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on page A-2 and – Bank on page A-3 of the attached Annual Report 2011. In addition, please see IX – Additional information – Other information – Foreign currency translation rates on page 511 of the attached Annual Report 2011.

B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see Appendix – Risk factors on pages A-4 to A-11 of the attached Annual Report 2011.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – An integrated global bank on pages 8 to 9, and IV – Corporate Governance and Compensation – Corporate Governance – Overview – Company on pages 141 to 142 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group on page 232 of the attached Annual Report 2011 and, for the Bank, please see Note 3 – Business developments in VII – Consolidated financial statements – Credit Suisse (Bank) on page 390 of the attached Annual Report 2011.

B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company on pages 8 to 36 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 234 to 236 of the attached Annual Report 2011 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 391 to 392 of the attached Annual Report 2011.

C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 25 to 26 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on page 43 of the attached Annual Report 2011. For a list of Credit Suisse’s significant subsidiaries, please see Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 341 to 343 of the attached Annual Report 2011 and, for a list of the Bank’s significant subsidiaries, please see Note 36 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 462 to 464 of the attached Annual Report 2011.

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on page 510 of the attached Annual Report 2011.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information – Group on pages 486 to 504 of the attached Annual Report 2011. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk – Loans – Impaired loans on pages 130 to 131 and – Provision for credit losses on page 130 of the attached Annual Report 2011.

Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 38 to 88 of the attached Annual Report 2011. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 27 to 36 of the attached Annual Report 2011 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Foreign exchange exposure and interest rate management on page 109.

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management on pages 90 to 109 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 257 to 258 and Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 331 of the attached Annual Report 2011 and, for the Bank, please see Note 23 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 410 and Note 34 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 461 of the attached Annual Report 2011.

C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the Company – Our business on pages 13 to 24 of the attached Annual Report 2011.

E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 135 to 138 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 30 – Derivatives and hedging activities, Note 31 – Guarantees and commitments and Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 285 to 310 of the attached Annual Report 2011 and, for the Bank, please see Note 29 – Derivatives and hedging activities, Note 30 – Guarantees and commitments and Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 431 to 447 of the attached Annual Report 2011.

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 138 of the attached Annual Report 2011.

Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 147 to 169 of the attached Annual Report 2011.

B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 173 to 208 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 11 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 238, Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 265 to 272 and Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 274 to 285, and Note 3 – Compensation to members of the Executive Board and the Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 363 to 372 of the attached Annual Report 2011 and, for the Bank, please see Note 11 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 395, Note 26 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 417 to 420 and Note 28 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 423 to 431 of the attached Annual Report 2011.

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance on pages 140 to 172 of the attached Annual Report 2011.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Employees on page 142. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Results overview on pages 78 to 79 of the attached Annual Report 2011.

E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 173 to 208 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 265 to 272, and Note 3 – Compensation to members of the Executive Board and Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 363 to 372 of the attached Annual Report 2011. For the Bank, please see Note 26 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 417 to 420 of the attached Annual Report 2011.

Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Shareholders on pages 143 to 146 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 3 – Business developments in V – Consolidated financial statements – Credit Suisse Group on page 232, Note 5 – Own shares held by the company and by group companies and Note 6 – Significant shareholders in VI – Parent company financial statements – Credit Suisse Group on page 372 of the attached Annual Report 2011. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 43,996,652 shares outstanding and is a wholly-owned subsidiary of Credit Suisse.

B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 173 to 208 of the attached Annual Report 2011. In addition, for Credit Suisse, please see Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 273 to 274 and Note 3 – Compensation to members of the Executive Board and the Board of Directors – Board of Directors loans in VI – Parent company financial statements – Credit Suisse Group on pages 371 to 372 of the attached Annual Report 2011 and, for the Bank, please see Note 27 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 421 to 422 of the attached Annual Report 2011.

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 333 to 340 of the attached Annual Report 2011. For a description of the Bank’s legal and arbitration proceedings, please see Note 35 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 462 of the attached Annual Report 2011.

For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Dividends and dividend policy on pages 108 to 109 of the attached Annual Report 2011.

B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on pages 509 to 510 of the attached Annual Report 2011. Shares of the Bank are not listed.

B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview, – Shareholders and – Board of Directors on pages 140 to 162 and – Additional information – Changes of control and defense measures on page 170 and – Liquidation on page 172 of the attached Annual Report 2011. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 506 of the attached Annual Report 2011. Shares of the Bank are not listed.

C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 506 of the attached Annual Report 2011.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 506 to 509 of the attached Annual Report 2011. The Bank does not have any public shareholders.
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

In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 357 to 375 of the attached Annual Report 2011 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 467 to 483 of the attached Annual Report 2011 and incorporated by reference herein.

I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 110 to 134 of the attached Annual Report 2011.
Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional information – American Depositary Share fees on pages 171 to 172 of the attached Annual Report 2011. Shares of the Bank are not listed.

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 355 to 356 of the attached Annual Report 2011. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 465 to 466 of the attached Annual Report 2011.

Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors – Board committees – Audit Committee on pages 151 to 152 of the attached Annual Report 2011.

Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Corporate governance framework on pages 140 to 141 of the attached Annual Report 2011.

Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Internal and external auditors on pages 170 to 171 of the attached Annual Report 2011.

Item 16D. Exemptions from the listing standards for audit committee.
None.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Share repurchases on page 108 of the attached Annual Report 2011. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Complying with rules and regulations on page 140 of the attached Annual Report 2011. Shares of the Bank are not listed.

Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 209 to 356 of the attached Annual Report 2011 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 377 to 466 of the attached Annual Report 2011 and incorporated by reference herein.

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of February 8, 2012.
1.2 Articles of association (Statuten) of Credit Suisse AG as of May 2, 2011
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of December 8, 2010 (incorporated by reference to Exhibit 1.3 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2010 (File No. 1-15244) filed on March 25, 2011).

7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 511 of the attached Annual Report 2011 and incorporated by reference herein.

8.1 Significant subsidiaries of Credit Suisse are set forth in Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 342 to 344, and significant subsidiaries of the Bank are set forth in Note 36 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 466 to 468 in the attached Annual Report 2011 and incorporated by reference herein.

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
101.1 Interactive Data Files (XBRL-Related Documents).
SIGNATURES
Each of the registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDIT SUISSE GROUP AG
(Registrant)
Date: March 23, 2012

/s/ Brady W. Dougan /s/ David R. Mathers
Name: Brady W. Dougan Name: David R. Mathers
Title: Chief Executive Officer Title: Chief Financial Officer

CREDIT SUISSE AG
(Registrant)
Date: March 23, 2012

/s/ Brady W. Dougan /s/ David R. Mathers
Name: Brady W. Dougan Name: David R. Mathers
Title: Chief Executive Officer Title: Chief Financial Officer

Annual Report 2011

Annual Report
The Annual Report is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and a review of our operating and financial results.

Cover: Members of the Swiss Regulatory Liquidity team, Chief Financial Officer Division in Zurich, Switzerland. Back cover: City view, Zurich, Switzerland.

Company Profile
For insights about the work of each of the Group’s divisions, including Shared Services, and its regions, refer to the Company Profile. For the first time, this is also available as an iPad version, which includes additional photo and video material beyond what appears in the print version. A summary of the Group’s financial performance during the year, the Business Review, is also included in the publication.

Corporate Responsibility Report and Chronicle
For a detailed presentation on how the Group assumes its diverse social and environmental responsibilities when conducting its business activities, refer to the Corporate Responsibility Report, available for the first time as an iPad version. This publication is complemented by our Responsibility Chronicle that adds a multimedia dimension to the publication by providing a selection of reports, videos and picture galleries that focus on our international projects and initiatives. www.credit-suisse.com/chronicle

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse Group”, “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are referring only to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Abbreviations and selected >>>terms are explained in the List of abbreviations and the Glossary in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.

Financial highlights

	in / end of					% change

	2011		2010		2009	11 / 10	10 / 09

Net income (CHF million)

Net income attributable to shareholders	1,953		5,098		6,724	(62)	(24)

of which from continuing operations	1,953		5,117		6,555	(62)	(22)

Earnings per share (CHF)

Basic earnings per share	1.37		3.91		5.28	(65)	(26)

Diluted earnings per share	1.36		3.89		5.14	(65)	(24)

Return on equity (%)

Return on equity attributable to shareholders	6.0		14.4		18.3	–	–

Core Results (CHF million) [1]

Net revenues	25,429		30,625		33,617	(17)	(9)

Provision for credit losses	187		(79)		506	–	–

Total operating expenses	22,493		23,904		24,528	(6)	(3)

Income from continuing operations before taxes	2,749		6,800		8,583	(60)	(21)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	88.5		78.1		73.0	–	–

Pre-tax income margin	10.8		22.2		25.5	–	–

Effective tax rate	24.4		22.8		21.4	–	–

Net income margin [2]	7.7		16.6		20.0	–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,229.5		1,253.0		1,229.0	(1.9)	2.0

Net new assets	40.9		69.0		44.2	(40.7)	56.1

Balance sheet statistics (CHF million)

Total assets	1,049,165		1,032,005		1,031,427	2	0

Net loans	233,413		218,842		237,180	7	(8)

Total shareholders' equity	33,674		33,282		37,517	1	(11)

Tangible shareholders' equity [3]	24,795		24,385		27,922	2	(13)

Book value per share outstanding (CHF)

Total book value per share	27.59		28.35		32.09	(3)	(12)

Shares outstanding (million)

Common shares issued	1,224.3		1,186.1		1,185.4	3	0

Treasury shares	(4.0)		(12.2)		(16.2)	(67)	(25)

Shares outstanding	1,220.3		1,173.9		1,169.2	4	0

Market capitalization

Market capitalization (CHF million)	27,021		44,683		60,691	(40)	(26)

Market capitalization (USD million)	28,747		47,933		58,273	(40)	(18)

BIS statistics (Basel II.5) [4]

Risk-weighted assets (CHF million)	241,753		247,702		–	(2)	–

Tier 1 ratio (%)	15.2		14.2		–	–	–

Core tier 1 ratio (%)	10.7		9.7		–	–	–

Dividend per share (CHF)

Dividend per share	0.75	[5]	1.30	[6]	2.00	–	–

Number of employees (full-time equivalents)

Number of employees	49,700		50,100		47,600	(1)	5

1 Refer to "Credit Suisse reporting structure" and "Core Results" in II – Operating and financial review for further information on Core Results. 2 Based on amounts attributable to shareholders. 3 Tangible shareholders' equity, a non-GAAP financial measure, is calculated by deducting goodwill and other intangible assets from total shareholders' equity. 4 Under Basel II.5 since December 31, 2011. Previously reported under Basel II. Refer to "Treasury management" in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information. 5 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions. 6 Paid out of reserves from capital contributions.

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.
Message from the Chairman and the Chief Executive Officer
Dear shareholders, clients and colleagues
2011 was another challenging year for the world economy, job growth and the markets. The financial services industry faced not only these issues, but also a set of challenges that were industry specific: the evolving regulatory environment which affected every aspect of our business, the industry-wide steady beat of litigation and regulatory enforcement issues following the market disruption of 2008, the lack of trust by the general public and the continuing controversy over compensation practices. For our clients, shareholders, employees and the general public, it has been very difficult to interpret the impact of these challenges on our business and the industry.

What we achieved - summary
Against this backdrop, we achieved a solid result for the year, reporting net income attributable to shareholders of CHF 2.0 billion, and underlying* net income of CHF 2.4 billion. We produced a return on equity of 6.0% and an underlying* return on equity of 7.3%. We generated strong net new assets of over CHF 41 billion. The Board of Directors will propose a distribution of CHF 0.75 per share for the financial year 2011, which shareholders can elect to receive either in the form of Credit Suisse Group shares or as a cash payment. Perhaps as important, we believe that in 2011 we have taken significant actions which will enable Credit Suisse to excel and thrive in the new environment, allowing us to offer the best service to our clients, attractive returns to our shareholders and provide a great place to work for our employees.

Our aspirations
As managers of a large global financial institution, we are confronted by the consequences of a fast changing industry, which is under close public scrutiny by all of our stakeholders on a daily basis. In this challenging environment, the employees of Credit Suisse come to work every day doing our best to find the optimal way forward for our firm:

– one that allows us to provide the very best value-added service to our clients to ensure they can meet their very important financial goals;
– one that allows us to maximize the long-term value of our equity for our shareholders, among them many of our employees;
– one that makes Credit Suisse a company of which its employees are proud; and
– one that is responsible to society and makes Credit Suisse a contributing member of the communities where it operates.
And while every decision that we make and every action that we take do not end up perfectly accomplishing these goals, we can assure you that this is our aspiration. We believe we can make a meaningful difference for our clients, our shareholders, our employees and for the communities in which we operate. We want nothing more than to continue to build on the confidence and pride that our stakeholders have in Credit Suisse.

Achieving this aspiration has been very demanding over the past five years. We think we have done many things right during this challenging period, but certainly not everything. We believe the only way to continue to improve our performance is to evaluate the decisions we have made and draw the necessary lessons. This is another aspect of what we believe is critical for a strong, high performing and responsible firm. We have been greatly aided in the pursuit of our goals by having formed a clear vision early in this five year period, and we have maintained that vision over the entire period.

The events of the financial crisis in 2008 (and many events subsequent to that) demonstrated that the financial system needed to be changed. Reforms needed to be put in place to ensure that such a destabilizing event could not happen again. These changes would include requiring more capital, more stable funding, changes to business models and would require exiting certain businesses we were in. We felt from the outset that these changes were inevitable and would be far reaching, and markets and the opportunities for our business would be more volatile and variable than in the past. Our clients would change their behavior and require different qualities and services from their financial institutions. Companies would have to ensure their businesses would at all times be fully compliant with all the rules and regulations in all countries where they operate globally.

We felt that while these changes represented a challenge – they were necessary – and embracing them represents a real opportunity for Credit Suisse. We have natural advantages in our business portfolio, and if we can move quickly and execute well, we will be able to emerge from this dynamic period stronger than when we went in.

What we have done
Acting consistently on our aspirations over the past years, we took resolute and decisive action with regard to our business.
We have worked towards and maintained one of the highest total capital ratios in the industry at over 20%, demonstrate one of the most secure profiles with a net stable funding ratio of 98% and have an extremely strong asset quality on our balance sheet including, for example, minimal exposure to peripheral EU sovereigns. All of this has been recognized by the rating agencies, who assign us among the highest credit ratings of all global banks.

We have reoriented our business dramatically, focusing on our client businesses and exiting proprietary trading, long-dated derivatives and businesses which under Basel III have a high capital usage. We have worked hard across all of our businesses to foster compliance with the laws of all the countries where we do business. We are also pursuing a cross-border private banking business focused on tax-compliant money. We have worked hard to take a conservative approach to our businesses, reducing market risk, credit risk and operational risk. In addition, we have reduced reputational risk that comes with engaging in certain businesses which, while permitted, are not accepted by our stakeholders.

We have engaged constructively with our regulators around the world and work with them to find the right solutions. We have been among the earliest sponsors of ideas like contingent convertible capital and bail-in capital, and in fact have led the way by structuring three highly successful Buffer Capital Note transactions. We feel this is a much better way to achieve real improvements in the regulatory environment, while ensuring that our business model can continue to serve our clients and provide returns to capital providers. The approach is in stark contrast to many in the industry who believe the best approach is to resist the necessary change.

Against the confusing backdrop of conditions that we listed in the beginning of this letter, it is not always easy to see the benefit of acknowledging that our industry needs to change and acting and shaping the industry when others are reluctant to do so. There is of course discussion, debate and doubt. In most cases, we have taken steps ahead of the rest of the industry; however, we strongly believe these changes will come, and banks will have to materially change their business models to accommodate them. Given our portfolio of businesses in Private Banking, Investment Banking and Asset Management combined with our global presence and a very strong Swiss home market, we are convinced that Credit Suisse will benefit from taking these steps ahead of the competition. While this approach is not without risk, we believe it best positions us to provide consistent service to our clients, attractive returns to our shareholders over time and the best environment for our employees.

The year 2011
2011 was a clear example of all these principles at work. Conditions were challenging, particularly with the issues surrounding the disruption of the eurozone dominating the markets for much of the year. Our business, with its significant footprint in Europe, was clearly affected. Furthermore, the actions we took to accelerate our transition to a business model which will thrive in the new environment were a drag on our results, particularly in the second half of the year.

Throughout 2011, Credit Suisse’s strong capital base and liquidity position proved particularly important. In the second half of the year, our financial strength enabled us to take decisive measures and rapidly evolve our integrated business model and organization to meet the challenges of the changing environment.

The various efficiency-related actions we announced include a 7% headcount reduction. This has been a difficult decision that affects all levels of the company, and we are committed to implementing this process in the most fair and responsible way possible.

Overall, the measures we took to swiftly adapt our business model had a negative pre-tax impact of approximately CHF 1.8 billion on our results in 2011. However, we are convinced that these measures will create stable and high-quality earnings, benefiting our shareholders, clients and other stakeholders in the long term.

Private Banking
In Private Banking, we saw continued low levels of client activity and a low interest rate environment that put our gross margins under increased pressure in 2011. Despite adverse operating conditions, Private Banking generated strong net new assets of CHF 44.5 billion in 2011, with significant contributions from emerging markets, the ultra-high-net-worth individual client segment and the Corporate & Institutional Clients business in Switzerland. Private Banking reported income before taxes of CHF 2,348 million and net revenues of CHF 10,877 million for 2011. While our underlying business remains strong, the adverse impact of the strong Swiss franc on income before taxes and net revenues was CHF 550 million and CHF 844 million, respectively. Our Wealth Management Clients business reported income before taxes of CHF 1,468 million and net revenues of CHF 9,030 million for 2011. Corporate & Institutional Clients produced income before taxes of CHF 880 million and net revenues of CHF 1,847 million.

In response to the challenging market conditions and the ongoing regulatory developments, we launched a series of measures as part of the overall evolution of our business model in the second half of 2011. The measures aim at optimizing our Private Banking business portfolio and improve its profitability. With this initiative, we are targeting incremental pre-tax income of CHF 800 million in Private Banking by 2014. We will continue to invest in faster growing and large markets, while at the same time enhancing the productivity and efficiency of our onshore activities. In view of our integrated business model, the ultra-high-net-worth individual client segment continues to be a key growth opportunity for Credit Suisse, and we therefore strengthened our advisory team in this area in the course of 2011. We believe that the steps we are taking in Private Banking put us in a strong prospective position in a rapidly changing environment.

As reported previously, the US investigations of Swiss banks’ legacy cross-border businesses remain ongoing. Credit Suisse continues to cooperate with the authorities in the US and Switzerland to resolve these investigations consistent with our legal obligations. As to the ongoing governmental discussions, we are strongly supportive of the efforts of the US and Switzerland to reach a resolution acceptable for both countries.

Investment Banking
In Investment Banking, we reported income before taxes of CHF 79 million and net revenues of CHF 11,496 million for 2011. While this result was disappointing, it reflects both the challenging market conditions throughout the year and the impact of the steps we have taken in Investment Banking to evolve our business model.

In mid-2011, we initiated an aggressive plan to reduce risk-weighted assets and accelerated its implementation in the fourth quarter. We expect to reach our year-end 2012 Basel III risk-weighted assets reduction target of CHF 80 billion nine months early, by the end of the first quarter 2012. In addition, we are exiting businesses that will no longer deliver attractive returns or earn the cost of capital under the new regulatory framework. At the same time, we are investing and growing in businesses where we have competitive advantages and synergies with Private Banking and Asset Management.

We believe that this will enable us to run a business that generates solid returns under the Basel III framework, where capital assessed against Investment Banking businesses will have a dramatic effect. With the early steps we have taken, we can avoid the rush to liquidate assets. Instead, we believe that we can consistently serve our clients and provide capital where appropriate.

Asset Management
In Asset Management, we reported income before taxes of CHF 553 million and net revenues of CHF 2,146 million for 2011. Our continued focus on growth in fee-based revenues and on investing in multi-asset class solutions, alternative investments and our Swiss business is proving successful. In 2011, we made solid progress with increased fee-based revenues and a reduction in operating costs, leading to a 10% increase in pre-tax income compared to 2010.

Strengthening the financial system
Governments and regulators around the world have been very focused on building a safer and sounder financial system. Credit Suisse has been constructively engaged in supporting to achieve this aspiration. The debate on capital levels and forms of capital, liabilities and liquidity levels, additional taxes which impact the industry (liability taxes and transaction taxes), and various other structural changes to the financial system, for instance, the Dodd-Frank legislation in the US, have been very intense. Switzerland’s regulators moved first in requiring more capital and new forms of capital as well as liquidity to ensure that the system was safer and sounder. Credit Suisse participated in the Expert Commission in Switzerland, which made recommendations to the government, and have supported the changes put in place by the government. We have pioneered the structuring of Buffer Capital Notes, now having put in place close to CHF 8.4 billion of high trigger notes, proving the concept has strong appeal to investors. We have always believed that a level playing field would emerge globally among countries. In fact, that is what we have been seeing with the UK recommending capital requirements much like Switzerland, and with the Bank for International Settlement requiring all large banks globally to hold common equity tier 1 levels of 8.0% to 9.5%, which is not much different from the 10% required in Switzerland. We have been one of the leading proponents of contingent convertible capital and bail-in structures, and we will continue to work as a constructive industry force in establishing the kind of conditions and regulatory requirements necessary to ensure that we have a safer and sounder financial system and achieve a global level playing field.

Going forward
We aspire to be an institution that does a great job for our clients, provides superior returns to our shareholders, is a great place to work for our employees and is a responsible member of society. We will continue to work hard every day to achieve that aspiration.

We believe our vision of the direction of the markets and of our industry is correct. We are convinced that proactively evolving our business model is not only the right thing to do, but is the best way to accomplish our aspiration. The actions we have taken will put us in a very strong position to thrive in the new environment as it develops. We see this as an inherent part of our responsibility as a company and as a reliable partner to our clients, shareholders and employees.

We would like to thank our shareholders and clients for the trust they have placed in Credit Suisse and our employees worldwide for their commitment and their contribution to the success of our business.

Yours sincerely
Urs Rohner Brady W. Dougan Chairman of the Chief Executive Officer Board of Directors March 2012
* Underlying results are non-GAAP financial measures. Underlying return on equity and underlying net income for 2011 exclude fair value gains on own debt and stand-alone derivatives of CHF 919 million (CHF 616 million after tax), litigation provisions of CHF 478 million for the US and the German tax matters (CHF 428 million after tax) and expenses in connection with cost-efficiency initiatives of CHF 847 million (CHF 641 million after tax).

Information on the company
An integrated global bank
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision

An integrated global bank
We believe that our ability to serve clients globally with solutions tailored to their needs gives us a strong advantage in today’s rapidly changing and highly competitive marketplace.

We operate as an integrated bank, combining our strengths and expertise in our three global divisions, Private Banking, Investment Banking and Asset Management, to offer our clients advisory services and customized products. Our divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture.

Our global structure comprises four regions: Switzerland, Europe, Middle East and Africa, Americas and Asia Pacific. With our local presence and global approach, we are well positioned to respond to changing client needs and our operating environment.

Divisions
Private Banking
In Private Banking, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. Private Banking comprises the Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients, we serve more than two million clients, including ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland, making us one of the largest global players. Our network comprises 360 office locations in 46 countries. Our Corporate & Institutional Clients business serves the needs of over 100,000 corporations and institutions, mainly in Switzerland, and is an important provider of financial products and services.

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

Regions
Switzerland
In our home market, we are a leading bank for private, corporate and institutional clients. Around 2,000 relationship managers at more than 200 branches offer clients a full range of private banking services. Investment Banking provides a broad range of financial services to its Swiss client base, while Asset Management offers traditional and alternative investment products and multi-asset class solutions.

Europe, Middle East and Africa
Credit Suisse is active in 31 countries across the EMEA region with offices in 74 cities. Our regional headquarters are in the UK, but we have an onshore presence in every major country in EMEA. The region encompasses both developed markets such as France, Germany, Italy, Spain and the UK, as well as fast growing markets including Russia, Poland, Turkey, South Africa and the Middle East.

Americas
The Americas region comprises our operations in the US, Canada, the Caribbean and Latin America. With offices in 46 cities spanning 14 countries, we offer clients local market expertise and access to our full range of global resources across our three core businesses and as an integrated bank. In 2011 we continued to build our investment banking platform in Canada, maintained or improved market share in most major product areas in the US, and expanded our private banking and asset management capabilities across the region.

Asia Pacific
The Asia Pacific region comprises 18 offices in 12 markets. Our integrated banking platform has a strong presence in the region’s largest markets, such as Australia, China, Hong Kong, Korea and Japan, complemented by long-standing leadership in Southeast Asia and a rapidly growing franchise in India. In these markets we are committed to building one of the leading client franchises in the industry by delivering the integrated bank to corporate, institutional and high-net-worth clients.

Strategy
Industry trends and competition
In 2011, the financial services industry experienced a volatile market environment and continued uncertainties regarding regulatory developments and proposals, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.

> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

> Refer to “Regulation and supervision” for further information on regulatory developments and proposals.
We hope that these regulatory changes will be implemented by national regulators in a way that contributes to a more level playing field and a stronger and more sustainable global banking system over time.

As many financial institutions weathered the turbulence of the financial crisis and returned to growth, 2011 was also characterized by increased competitive pressure. With established markets in the US and Europe affected by ongoing sovereign debt concerns and a slow economic recovery, we expect economies in Asia and Latin America to be important growth drivers for the banking industry in the near term. In response to regulatory trends, banks are expected to shift away from proprietary trading towards client-facing business models which will increase competition in client flows. We believe, however, that strongly capitalized banks with a clear and demonstrated client focus will have a competitive advantage.

Group priorities
We are confident that our strong capital position and our ability to provide clients globally with best-in-class integrated banking services provide a strong value proposition for our clients and shareholders.

Evolution of our strategy
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced in November 2011 that we are adapting our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure in order to deliver attractive returns for our shareholders.

In Private Banking, we remain committed to a long-term international growth strategy, focusing on onshore, faster growing and large markets and the >>>ultra-high-net-worth individual client segment as key growth areas and continuing to build on our strong position in the Swiss market while enhancing our efficiency. We are rationalizing our operating model for Western European markets and will serve smaller markets opportunistically. With these combined measures, we are targeting incremental pre-tax income of CHF 800 million by 2014, based on the assumption of unchanged market conditions. In November 2011, we began the full integration of Clariden Leu into the Group, a process which we expect to complete by the end of 2012.

In Investment Banking, we are redeploying capital in order to invest and grow businesses and significantly reduce >>>risk-weighted assets and our cost base. We are investing and growing in businesses where we have competitive advantages and synergies with Private Banking and Asset Management, including foreign exchange, electronic trading, emerging markets, prime services and equity capital markets. At the time, we announced a 50% reduction in >>>Basel III risk-weighted assets in our fixed income business from 55% of Group risk-weighted assets to 39% by the end of 2014.

As the Basel Committee on Banking Supervision (BCBS) Basel III framework (Basel III) will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Since November 2011, we have accelerated our risk-weighted assets reduction plan in Investment Banking and expect to exceed our previously announced year-end 2012 Basel III risk-weighted assets target of USD 229 billion by the end of the first quarter of 2012. In addition, we have revised our Basel III risk-weighted assets target to USD 190 billion for both year-end 2012 and 2014 from USD 229 billion for year-end 2012 and USD 201 billion for year-end 2014. We are significantly reducing our cost base, including through improved client coverage efficiency and reduced country, industry and product coverage overlaps.

In Asset Management, we are expanding the range of alternative products in collaboration with Private Banking and Investment Banking, growing our fee-based revenues and driving further cost reductions through platform optimization and outsourcing.

The Group is allocating additional resources across our businesses to fast growing markets, especially Brazil, Southeast Asia, Greater China and Russia, to increase the revenue contribution from 15% of revenues in 2010 to 25% by 2014.

In the second quarter 2011, we began implementing a number of cost-efficiency initiatives, which we expect to achieve CHF 1.2 billion in cost savings and resulting reductions in the annualized first half 2011 expense run rate during 2012 (excluding the impact from the expense in the first quarter 2012 for the 2011 Partner Asset Facility). We subsequently began implementing additional cost-efficiency measures to target an additional CHF 0.8 billion of cost savings by the end of 2013. We expect these total cost savings of CHF 2.0 billion to involve headcount reductions of approximately 7% across the Group, maximizing deployment opportunities by rationalizing our existing business footprint, more fully integrating our operating model and continuing to centralize our infrastructure and streamlining of operational and support functions (including a new European business operating model and additional European and Swiss platform efficiencies). We also announced the integration of our Private Banking and Investment Banking operations into a single function within Shared Services. We have accelerated the implementation of these cost-efficiency measures and recognized costs of CHF 847 million in 2011 in the Corporate Center, mostly severance and other compensation expense. Given these implementation costs, we expect to realize the benefits of these cost-efficiency initiatives during 2012. We estimate further implementation costs in 2012 of approximately CHF 350 – 400 million.

> Refer to “Our businesses” for further information on the refinement of our strategy.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management for further information on the reduction of risk-weighted assets.
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

We target an annual after-tax return on equity (ROE) of greater than 15% over the next three to five years. Building on the momentum we have established, we aim to further grow our client business with gains in market share and a strengthened geographic footprint. To achieve our goals, we are focused on the following priorities.

Client focus
We put our clients’ needs first. We aspire to be a consistent, reliable, flexible and long-term partner focused on clients with complex and multi-product needs, such as >>>ultra-high-net-worth individuals, large and mid-sized companies, entrepreneurs, institutional clients and hedge funds. By listening attentively to their needs and offering them superior solutions, we empower them to make better financial decisions. Against the backdrop of significant changes within our industry, we strive to ensure that we consistently help our clients realize their goals and thrive. We continue to strengthen the coverage of our key clients by dedicated teams of senior executives who can deliver our integrated business model. We have a strong capital position and high levels of client satisfaction and brand recognition, and our strong client momentum is well recognized. We were named “Best Wealth Management House” and, for the fifth time in a row, “Best Bank in Switzerland” in Euromoney’s Awards for Excellence in 2011. We were also named “Bank of the Year” in Switzerland by The Banker. In addition, we advanced to the top five globally and increased our market share in global equity capital markets for 2011 according to Dealogic.

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

Collaboration
We help our clients thrive by delivering the best of our products and services across our organization and divisions. We have established a dedicated governance structure in order to drive, measure and manage collaboration between our divisions. We are targeting collaboration revenues of 18% to 20% of net revenues, and in 2011 we recorded collaboration revenues of CHF 4.3 billion, representing 16.8% of net revenues. Since the inception of our collaboration program in 2006, we have built a strong track record of delivering customized value propositions. We believe this is a significant differentiator for Credit Suisse. We have observed increasing momentum in collaboration initiatives, including tailored solutions for wealthy private clients by Investment Banking and managed investment products developed by Asset Management for Private Banking. Benefitting from our programs for cross-divisional management development and lateral recruiting, we believe collaboration revenues, including cross-selling and client referrals, to be a resilient source of both revenues and assets.

Capital and risk management
While the prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank, we maintain a conservative framework to manage liquidity and capital. As of the end of 2011, our tier 1 ratio under >>>Basel II.5 stood at 15.2%, up from 14.2% the year before. Our tier 1 ratio under >>>Basel II stood at 18.1%, up from 17.2% the year before. Consistent with the Swiss Expert Commission’s recommendations on >>>“Too Big to Fail” issues, we took action to raise tier 1 and tier 2 contingent buffer capital in February 2011. We have revised our liquidity risk management, which is in line with the BCBS Basel III liquidity framework and the liquidity principles of the Swiss Financial Market Supervisory Authority (FINMA). We continue to deploy capital in a disciplined manner based on our economic capital model, assessing our aggregated risk taking in relation to our client needs and our financial resources.

> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information.
Efficiency
We continue to strive for top-quartile efficiency levels, while being careful not to compromise on growth or reputation. We target a pre-tax income margin above 28%. In line with the announced evolution of our strategy, efficiency measures implemented with strong involvement of senior management are generating cost savings while helping to build an efficiency culture. We have five Centers of Excellence (CoE) in Pune (India), Raleigh Durham (US), Singapore, Wroclaw (Poland) and Mumbai (India), in which we have deployed more than 12,000 roles, improving productivity. We continue to focus on our Operational Excellence program, which has strengthened our culture of continuous improvement and client focus.

To track our progress and benchmark our performance, we have defined a set of key performance indicators for growth, efficiency and performance, and capital to be achieved across market cycles.
> Refer to “Key performance indicators” in II – Operating and financial review for a more detailed description of our businesses and our performance in 2011 against the defined targets.
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

Our Code of Conduct defines the ethical values and professional standards that the Board of Directors and all employees are required to follow, including an emphasis on adhering to all relevant laws, regulations and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. Our Code of Conduct is available on our website at www.credit-suisse.com/code in nine languages.

To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report and additional information, which can be found at www.credit-suisse.com/responsibility.

Our businesses
Private Banking
Business profile
In Private Banking we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. Private Banking comprises the Wealth Management Clients and Corporate & Institutional Clients businesses, and had total assets under management of CHF 927.9 billion as of the end of 2011. In Wealth Management Clients, we serve more than two million clients, including ultra-high-net-worth and >>>high-net-worth individual clients around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business is an important provider of financial products and services, serving the needs of over 100,000 corporations and institutions, mainly in Switzerland.

Our Wealth Management Clients business is one of the largest in the wealth management industry globally. We offer our clients a distinct value proposition, combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services. We deliver innovative and integrated solutions in close collaboration with Investment Banking and Asset Management. As of the end of 2011, our Wealth Management Clients business had CHF 791.5 billion of assets under management. Our global network comprises 46 countries with 360 offices, more than 120 outside Switzerland. Wealth Management Clients has 4,040 relationship managers and 22 >>>booking centers, reflecting our multi-shore strategy.

Our Corporate & Institutional Clients business provides premium advice and solutions across a broad range of banking services, including lending, cash and liquidity management, trade finance, ship and aviation finance, corporate finance, investment solutions, global custody and asset and liability management. Clients include small and medium-sized enterprises, global corporations and commodity traders, banks, insurance companies and Swiss pension funds. As of the end of 2011, the business volume of our Corporate & Institutional Clients business was CHF 250.6 billion, with CHF 194.1 billion of client assets and CHF 56.5 billion of net loans. In Switzerland, we cover large corporations out of four locations and we serve small and medium-sized enterprises through relationship managers based in 36 branches.

Key data - Private Banking

	in / end of

	2011	2010	2009

Key data

Net revenues (CHF million)	10,877	11,631	11,662

Income before taxes (CHF million)	2,348	3,426	3,651

Assets under management (CHF billion)	927.9	932.9	914.9

Number of employees	25,200	25,600	24,300

Strategy
Industry trends and competition
We believe the wealth management industry continues to have good long-term growth prospects. Assets of high-net-worth individuals globally are projected to grow approximately 8% per annum over the next five years.

Structurally the industry is experiencing significant changes. From a regional perspective, wealth creation continues to shift towards emerging markets, with higher growth rates fueled by entrepreneurial activity and relatively strong economic development. Mature markets, with around two thirds of the world’s wealth located in the US, Japan and Western Europe, are expected to see continued but relatively lower growth, driven by further wealth accumulation and a generational transfer of wealth. New and evolving international treaties and regulation will lead to increased regulation of cross-border banking for clients domiciled in selected countries. Switzerland – which combines political and economic stability with a heritage in wealth management – is well positioned as a financial center to continue to succeed in this evolving environment.

At the same time, the strong Swiss franc weighs on the profitability of the export-oriented Swiss economy, including wealth managers. For our Private Banking business, the adverse foreign exchange impact on net revenues and income before taxes in 2011 amounted to CHF 844 million and CHF 550 million, respectively. Currently gross margins are under pressure due to continued low interest rates and cautious investor behavior resulting from the sovereign debt crisis and economic uncertainty, and we expect this environment to last for some time. Finally, regulatory requirements for investment advisory services are increasing, including in the areas of suitability and appropriateness of advice, client information and documentation. Competition in the industry remains intense, in particular as many competitors strive to counter profitability pressure by increasing scale. Attracting and retaining the best talent continues to be a key factor to success. As a result of the structural industry trends, we expect industry consolidation to continue.

The Swiss market for Corporate & Institutional Clients continues to offer long-term growth prospects. Swiss corporations performed relatively well over recent years due to solid business models and conservative financing, but are facing new challenges with respect to the strengthening Swiss franc. A growing number of Swiss companies have to address succession planning, a trend which increasingly creates business opportunities in this market, particularly for banks that can offer a tailored combination of private and investment banking services. Furthermore, in light of volatile exchange rates and commodity prices, we expect ongoing demand for hedging solutions.

Evolution of our strategy
Our aspiration is to become the most admired bank for Wealth Management Clients globally and for Corporate & Institutional Clients in Switzerland. We want to be an industry leader in terms of client satisfaction, employee engagement, profitability and growth. In light of the challenging environment we reviewed and reconfirmed our long-term strategy and in November 2011 announced a refocusing of key elements of the strategy. We remain committed to a long-term international growth strategy, focusing on faster growing and large markets, further development of our onshore booking centers and the >>>ultra-high-net-worth individual client segment as key growth areas. We continue to build on our strength as an integrated bank, in particular in the ultra-high-net-worth individual client segment, and our strong position in the Swiss market while enhancing our efficiency through strict cost management. We are rationalizing our operating model for Western European markets, focusing our cross-border business in markets with sound economics and sufficient scale and are implementing a focused service model and offering for the >>>affluent client segment. In November 2011, we began the full integration of Clariden Leu into the Group to further increase the profitability and efficiency of our business, a process which we expect to complete by the end of 2012.

With these combined measures, we are targeting incremental pre-tax income of CHF 800 million by 2014, based on the assumption of unchanged market conditions.
With these adaptations we continue to pursue our long-term strategy combining:
– International growth
– Market share gains in Switzerland
– Client centricity
– Integrating the banking business
– Best people
– Productivity and financial performance
International growth: We will continue to hire and develop experienced relationship managers, expand our solutions offerings on international platforms and further build and optimize our domestic presence in select markets, thus accelerating profitability and capturing growth. As part of this focus we recently signed an agreement to acquire HSBC’s private banking business in Japan. We offer both onshore and offshore services in compliance with local laws, rules and regulations, with investments focused on regions with faster growth and the ultra-high-net-worth segment. In our cross-border business we expect an increased focus on markets with a minimum scale and a cost-effective offering for affluent clients that will allow us to realize efficiencies.

Market share gains in Switzerland: In our home market, we aim to grow by gaining market share. In the private client segment, we expect to accomplish this by increasing our interactions with clients and improving our advisory quality. In the wealth management business, we provide superior needs-oriented services to ultra-high-net-worth and high-net-worth individual clients by leveraging our competence in advice, in-depth investment expertise and our capabilities as an integrated bank. The targeted growth segments in the Swiss corporate and institutional business include large corporations, institutional investors, financial institutions and small and medium-sized enterprises with an international focus. Regular client surveys confirm a high degree of client satisfaction, which we believe is reflected in significant net new asset inflows in Switzerland.

Client centricity: We offer a unique value proposition combining a wealth management heritage spanning over 150 years, comprehensive advice based on a structured advisory process, focused coverage of heterogeneous client segments, a global reach via 22 booking centers and 360 offices and integrated bank capabilities providing access to a broad range of services and needs-based solutions. We continue to develop our range of solutions based on client needs and in-depth monitoring of investment opportunities by our skilled research and investment professionals. The selection of either internal or third-party solutions is based on comprehensive due diligence with regards to appropriateness to the client or client group and applicable rules and regulations.

Integrating the banking business: Close collaboration with Investment Banking and Asset Management enables us to offer customized and innovative solutions to our clients, especially to ultra-high-net-worth individual clients, our fastest growing and most profitable segment. Through a dedicated coverage and close collaboration across the integrated bank and a comprehensive solution offering and networking platform, we plan to increase pre-tax income by 50% in the ultra-high-net-worth individual client segment by 2014. In cooperation with Asset Management, we offer a range of client-focused discretionary mandates and access to hedge funds and private equity solutions.

Best people: As people are the most critical factor for success in delivering our value proposition, we systematically develop our employees, with a special focus on our client-facing staff, through training and certification programs. We strive to be an employer of choice, and as part of our growth strategy, we continue to invest in our relationship managers as a driver of net new assets.

Productivity and financial performance: We are driving efficiency and productivity, building on our programs for efficiency management and our CoE, and through the current integration of Clariden Leu.
Achievements
Key achievements and measures of our progress in 2011 include:
– International growth: In 2011, we generated CHF 31.7 billion of net new assets in our international businesses, representing 84% of total Wealth Management Clients net new assets, comprising CHF 13.7 billion from EMEA, CHF 7.6 billion from the Americas and CHF 10.4 billion from Asia Pacific. As part of our international growth strategy, we are reviewing and selectively adapting our global network of onshore booking centers.

– Market share gains in Switzerland: With CHF 12.8 billion of net new assets, we continued to grow our Swiss business across most client segments through focused growth measures in 2011. In addition, we generated significant internal referral volumes within Private Banking and between divisions through our integrated bank model. With CHF 880 million of pre-tax income, Corporate & Institutional Clients continued its strong contribution to the Private Banking pre-tax income.

– Client centricity: We have continued to implement our ultra-high-net-worth individual clients strategy, generating CHF 23 billion of net new assets from ultra-high-net-worth individual clients across all regions, representing a 61% share of total net new assets in Wealth Management Clients. This client segment contributed 36% of total assets under management in Wealth Management Clients at the end of 2011. We have expanded our coverage of ultra-high-net-worth individual clients across regions, serving them in close collaboration with Investment Banking and Asset Management, and further developed our service offering in the areas of prime services, lending facilities and private label funds supported by dedicated specialists. In addition, we further enhanced our advisory approach, including the rollout of a global Investment Suitability Framework in Switzerland. Client satisfaction remained high globally.

– Integrating the banking businesses: In 2011, we increased the number of integrated solutions transactions by 30%, and respective revenues by 15%, primarily in cooperation with Investment Banking, especially in the ultra-high-net-worth client segment, and expanded our collaboration with Asset Management as we expanded our range of products. Overall, Private Banking was involved in more than 90% of the Group’s total collaboration revenues of CHF 4.3 billion.

– Best people: International hiring reflected our continued investment in international growth. In 2011, we continued to hire relationship managers, 59% of which were senior hires, representing an upgrade in talent even while at the same time our overall headcount decreased slightly in connection with our efficiency initiatives. Additionally, we continued to roll out an enhanced and recognized global training and certification program for all client-facing staff.

– Productivity and financial performance: We achieved a gross margin of 114 basis points in Wealth Management Clients in a market environment characterized by declining margins. We had a resilient Private Banking pre-tax income margin of 25.5% excluding litigation provisions of CHF 478 million in connection with German and US tax matters and a gain from the sale of real estate of CHF 72 million, with results significantly impacted by the appreciation of the Swiss franc against major currencies. Responding to the profitability pressure, we are implementing efficiency initiatives aligned with the announced Group-wide efforts to reduce our cost base. We now have more than 2,180 roles located in our CoE.

Awards
We received numerous industry awards in 2011, including:
– “Best Private Bank Globally” for the third consecutive year in Euromoney’s Private Banking Survey 2012;
– “Best Private Bank in Western Europe”, “Best Private Bank in Central and Eastern Europe” as well as “Best Private Bank” in Australia, the Bahamas, Guernsey, Italy, Russia, Singapore, Switzerland, the United Arab Emirates and the United Kingdom by Euromoney’s Private Banking Survey 2012;

– “Best Wealth Management House” and, for the fifth time in a row, “Best Bank in Switzerland” in Euromoney’s Awards for Excellence Survey;
– “Best Private Banking Service in the Middle East” by Banker Middle East magazine;
– “Best Private Bank” in Southeast Asia, Singapore and Indonesia for the second time by The Asset in its Triple A Investment Awards;
– “Best Swiss Global Custodian 2011” by R&M Surveys; and
– “Outstanding Private Bank” by Private Banker International for the second consecutive year.
Products and services
Wealth Management Clients
In Wealth Management Clients, our service offering is based on our Structured Advisory Process, client segment specific value propositions, comprehensive investment services and our multi-shore platform:

– Structured Advisory Process: We apply a structured approach based on a thorough understanding of our clients’ needs and a comprehensive analysis of their financial situation to assess client product knowledge and experience and to define individual client risk profiles. On this basis we define together with our clients an individual investment strategy. This strategy is implemented ensuring that portfolio quality standards are adhered to and that all investment instruments are compliant with suitability and appropriateness standards. Responsible for the implementation are either the portfolio managers, in the case of discretionary mandates, or our relationship managers working together with their clients, in the case of advisory mandates.

– Client segment specific value propositions: We offer a range of wealth management solutions tailored to specific client segments. The global market segments we serve are ultra-high-net-worth and high-net-worth clients, and, in Switzerland, private clients. Ultra-high-net-worth and high-net-worth individual clients contributed 36% and 48% of assets under management in Wealth Management Clients at the end of 2011, respectively. For entrepreneurs, we offer solutions for a range of private and corporate wealth management needs, including succession planning, tax advisory, financial planning and investment banking services. Our entrepreneur clients benefit from the advice of Credit Suisse’s experienced corporate finance advisors, immediate access to a network of international investors and the preparation and coordination of financial transactions. A specialized team, Solutions Partners, offers holistic and tailor-made business and private financial solutions to our ultra-high-net-worth individual clients.

– Comprehensive investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process, the guidelines of the Credit Suisse Investment Committee and the analysis and recommendations of our global research team, which provides a wide range of global research including macroeconomic, equity, bond and foreign-exchange analysis, as well as research on the Swiss economy. Our investment advice covers a range of services from portfolio consulting to advising on individual investments. We offer clients effective portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties, providing private investors with access to investment opportunities that otherwise would not be available to them. For clients with more complex requirements, we provide investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. In close collaboration with Investment Banking and Asset Management, we also provide innovative alternative investments with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate.

– Multi-shore platform: With global operations comprising 21 international booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities locally as well as through our international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than are available to them locally. Of the CHF 37.8 billion in Wealth Management Clients net new assets recorded in 2011, 70% were booked outside Switzerland. We expect international clients will continue to drive our growth in assets under management.

We also offer a broad range of financing products, such as construction loans, fixed and variable rate mortgages, consumer and car loans, different types of leasing arrangements and various credit cards provided by Swisscard, a joint venture between Credit Suisse and American Express. Additionally, we provide flexible financial solutions for every stage of a private client’s life, including private accounts, payment transactions, foreign exchange services, pension products and life insurance. The range of savings products available to private clients includes savings accounts, savings plan funds and insurance solutions. Our core banking product, Bonviva, combines accounts, payment services and credit cards, simplifying day-to-day banking with a fixed package price.

Corporate & Institutional Clients
In Corporate & Institutional Clients, we supply a comprehensive range of financial solutions including cash management and payment transactions, all forms of traditional and structured lending, capital goods and real estate leasing, investment solutions and specialized services such as corporate finance, trade finance, ship and aviation financing, global custody and asset and liability management. Furthermore, clients can benefit from tailor-made financial solutions and advice. In addition, we offer specialized products and services, such as multi-currency foreign exchange trading and various straight-through-processing solutions, such as brokerage and execution services.

Investment Banking
Business profile
Investment Banking provides a broad range of financial products and services, with a focus on businesses that are client-driven, >>>flow-based and capital-efficient. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and capital raising and advisory services as well as comprehensive investment research. Our clients include corporations, governments, pension funds and institutions around the world. We deliver our global investment banking capabilities via regional and local teams based in major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.

Key data - Investment Banking

	in / end of

	2011	2010	2009

Key data

Net revenues (CHF million)	11,496	16,214	20,537

Income/(loss) before taxes (CHF million)	79	3,531	6,845

Number of employees	20,900	20,700	19,400

Strategy
Industry trends and competition
2011 was a challenging year marked by market turmoil amid concerns from the European sovereign debt crisis and global economic slowdown. Investment Banking, in particular, was negatively impacted by a high degree of macroeconomic uncertainties, political tensions and continuing regulatory developments. Similar to many of our global competitors, Credit Suisse’s Investment Banking business was affected by subdued corporate and institutional risk appetite, a sharp decline in client activity levels across businesses and high market volatility during the year. In addition to macroeconomic challenges, financial institutions across the globe were under significant pressure to adapt their business models as legislative and regulatory measures governing the industry became increasingly stringent. The continuous evolution of the regulatory framework and the significant regulatory developments in 2010 and 2011 have fundamentally changed the business and competitive landscape of the industry. One example of significant change affecting the industry is the gradual phasing-in of higher minimum capital requirements under >>>Basel III scheduled to begin in 2013. Banks deemed systemically important will be required to hold additional capital by the beginning of 2019, as part of efforts to prevent another financial crisis. While many of these regulatory measures require further detailed rule-making and will be implemented over several years, we expect increased capital requirements and regulation of >>>derivatives to result in reduced risk taking and increased transparency in the industry.

Evolution of Investment Banking strategy to adapt to industry challenges and environment
Since 2008, Credit Suisse has proactively pursued a client-focused, capital-efficient business model. This strategy, coupled with our conservative funding and liquidity position and strong capitalization, has served us well during a period of unprecedented market volatility and industry change. In light of the persistent headwinds that the industry has been facing, we announced a refinement to our strategy in November 2011 that aims to further adapt our businesses to the new market and regulatory environment. Our evolved strategy includes plans to significantly reduce Basel III >>>risk-weighted assets (RWA) in fixed income, achieve greater financial flexibility by reducing our cost base, and optimize our portfolio towards synergies with Private Banking and Asset Management and where we have competitive advantages to deliver sustainable, attractive returns.

Without proactive measures, the onset of regulatory changes arising from Basel III would result in a substantial increase in RWA for Investment Banking, with the vast majority impacting the fixed income business. Our plan to reduce RWA will be accomplished by our accelerated exit from low-rated assets in securitized products and long-dated unsecured counterparty trades in global rates, and the continuation of our wind-down program. We believe the adjustments to the portfolio will allow us to generate attractive returns under Basel III and support the overall Group ROE target of 15% or greater. We believe we will benefit from an early mover advantage by adapting to the changes ahead of our peers. At the time, we announced a 50% reduction in RWA in our fixed income business from 55% of Group RWA to 39% by the end of 2014.

> Refer to “Regulatory capital developments and proposals” in III – Treasury, Risk, Balance Sheet and Off-balance sheet – Treasury management – Capital management for further information.
Another component of our evolved strategy is our focus on cost initiatives, which have been ongoing since the second quarter. The Group announced a total of CHF 1.2 billion of targeted cost savings from our first half 2011 expense run-rate to be achieved from January 2012, primarily in Investment Banking. In November, the Group also announced further targeted cost efficiencies of CHF 800 million to be achieved by the end of 2013, with half of these additional targeted cost efficiencies in Investment Banking. Through these initiatives, we are creating significant flexibility in our Investment Banking cost structure to adapt to the challenging market environment but also allowing us to take advantage of favorable market opportunities as they arise.

We believe our refined strategy will deliver a focused, return-driven Investment Banking model evolved for the new Basel III environment. Our focus will be on key client franchises where we have competitive advantages and synergies with Private Banking and Asset Management, including foreign exchange, electronic trading, emerging markets, prime services and equity capital markets. We will have a narrowed client base and evolved client interface to help us deliver best-in-class services. The strong and resilient platform with significantly improved cost flexibility will help us maintain the strong momentum of our client franchise and achieve best-in-class returns.

Our business portfolio will evolve as shown in the chart entitled, “Refinement of the Investment Banking strategy” as we redeploy capital and resources in line with our strategy.

Progress to date on strategy implementation
To date, we have made significant progress in executing our refined strategy announced in November 2011:
– We completed the exit of >>>commercial mortgage-backed securities (CMBS) origination and are reducing long-dated trades in global rates. In addition, we made significant progress in winding down the credit correlation book and hard currency trading business in emerging markets.

– We accelerated our RWA reduction plan and expect to exceed our previously announced year-end 2012 Basel III RWA target of USD 229 billion by end of the first quarter 2012. In addition, we have revised our Basel III RWA target to USD 190 billion for both year-end 2012 and 2014 from USD 229 billion for year-end 2012 and USD 201 billion for year-end 2014.

– We implemented significant cost saving initiatives to achieve our targeted goals. The cost reductions and the increased compensation cost flexibility, with substantially lower costs from deferred compensation to be expensed in 2012 and beyond, are expected to improve both the financial performance and operating efficiency of Investment Banking.

Ongoing business initiatives
In addition to the refined strategy, we outlined in November 2011, we executed several key initiatives in 2011 to further our client-focused, capital-efficient strategy, and we continue to have a significant opportunity to extend market share gains across our businesses as we build our distribution platform and enhance our electronic capabilities for clients. Key initiatives in 2011 included:

– Accelerated our client-focused, capital-efficient strategy by aligning resources to our leading fixed income franchises, such as high yield credit, securitized products and key onshore emerging markets, including Brazil and Korea, and continued growth into areas with diversification benefits in global rates, foreign exchange, commodities, and onshore emerging markets in Russia, India, China and Mexico.

– Built on a strong record of innovation by delivering new electronic platforms and functionality in fixed income and increased our portfolio and liquidity on those platforms in response to client demands that included the addition of Canadian futures, extension of Onyx to European trading hours, and enablement of >>>credit default swaps (CDS) pricing and execution on MarketAxess and TradeWeb with enhanced straight-through processing (STP) capabilities. The continued, concentrated effort on eCommerce within our fixed income franchise further strengthened our market footprint, with electronic volume in fixed income growing 40% during the year.

– Continued momentum in prime services through our market-leading platform and diversified client and product mix, maintained leading market position in cash equities through technology and product innovation, and continued measured investment in equity derivatives.

– Reoriented our regional strategy to reflect existing and future market opportunities while continuing to strengthen our underwriting and advisory franchises by making key strategic hires and shifting focus to a more large cap-oriented strategy in developed markets.

Significant transactions and achievements
We expanded our ability to serve certain geographic and product markets.
– We commenced securities brokerage operations in the Philippines following the acquisition of a securities broker-dealer license from the Philippines Stock Exchange, strengthening our equities business and complementing our leading financial advisory franchise in the Philippines.

– On April 30, 2011, Credit Suisse completed the acquisition of ABN AMRO Bank’s (formerly Fortis Bank Nederland) hedge fund administration business, a global leader in hedge fund administration services.

We executed a number of noteworthy transactions in 2011, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Kabel BW (German cable operator), Reynolds Group (global packaging company), Wells Fargo (US-based global diversified financial services company), PPL (US electricity and natural gas supplier) and the split-off and debt exchange of Cargill Incorporated’s (multinational corporation) stake in The Mosaic Company (global phosphate and potash producer). We also executed two contingent capital transactions for Credit Suisse: a forward private placement of tier 1 buffer capital notes (BCNs) in an exchange for existing Credit Suisse hybrid tier 1 capital notes issued by the Bank in 2008 and an issuance of tier 2 BCNs.

– Equity capital markets: We executed initial public offerings (IPOs) for Vallares (acquisition company within the oil and gas sector), Glencore International (international producer and marketer of commodities), Tudou (Chinese online video platform), Groupon (eCommerce operator) and a follow-on offering and block trade for Annaly Capital Management (largest publicly-traded mortgage Real Estate Investment Trust).

– Mergers and acquisitions: We advised on a number of key transactions throughout the year, including the sale of Deutsche Telekom’s (European telecommunications company) US subsidiary, T-Mobile USA, to AT&T (US telecommunications company), the acquisition of Graham Packaging Company (global packaging manufacturer) by Reynolds Group (global packaging manufacturer and supplier), the sale of Synthes (global manufacturer of orthopedic devices) to Johnson & Johnson (leading manufacturer of health care products), the acquisition of Medco Health Solutions (US pharmacy benefit manager) by Express Scripts (leading pharmacy benefit manager in the US), the acquisition of Southern Union Company (US natural gas company) by Energy Transfer Equity, L.P. (US diversified energy operator) and the sale of John Wood’s (diversified manufacturing company) well-support assets to General Electric (global infrastructure, finance and media company).

Market share momentum:
– We were recognized for our leading equities program trading and electronic trading capabilities by US and European institutions in recent surveys conducted by Greenwich Associates.
– In the 2011 fixed income trading survey for North America by Greenwich Associates, we increased or maintained market share in all key businesses, and significantly improved our market share in investment grade cash trading.

– We were ranked fourth by Dealogic in global announced mergers & acquisitions (M&A) market share for 2011, in line with 2010.
– We advanced to the top five globally and increased our market share to 7.1% in global equity capital markets for 2011, compared to sixth with 5.7% market share in 2010, according to Dealogic.
– We improved our share of wallet according to Dealogic in Asia Pacific (ex-Japan) to first in 2011 with 8.5% market share, up from second in 2010 with 7.2% market share. In EMEA, we maintained our #4 ranking and increased our share of wallet to 6.3% in 2011 from 5.7% in 2010.

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

Global securities
Global securities provides access to a wide range of debt and equity securities, derivative products and financing opportunities across the capital spectrum to corporate, sovereign and institutional clients. Global securities is structured into the following areas:

Fixed income
– Rates: Global rates products is a global market maker in cash and derivatives markets and a primary dealer in multiple jurisdictions including the US, Europe and Japan. This covers a full spectrum of government bonds, interest rate swaps and options, as well as providing liability and liquidity management solutions.

– Foreign exchange: Foreign exchange provides market making in products such as spot and options for currencies in developed markets. The foreign exchange product suite also includes proprietary market leading technology to provide clients with electronic trading solutions.

– Credit: Credit products offers a full range of fixed income products and instruments to clients across investment grade and high yield credits, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured solutions that address specific client needs. We are a leading dealer in flow trading of single-name CDS on individual credits, credit-linked notes and index swaps. Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and >>>commercial paper. Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high yield debt for non-investment grade corporate and financial sponsor-backed companies.

– Securitized products: Securitized products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily >>>residential mortgage-backed securities and asset-backed securities. Both the mortgage- and asset-backed securities are based on underlying pools of assets, and include both government- and agency-backed, as well as private label loans.

– Emerging markets: Emerging markets offers a full range of fixed income products and instruments, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products.

– Commodities: Commodities trades oil, gas and other energy products as well as base, precious and minor metals. The Commodities product suite also includes benchmark indices developed by Credit Suisse Commodities.

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

– Trading executes client and proprietary orders and makes markets in listed and >>>over-the-counter (OTC) cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management.

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

– >>>Advanced execution services (AES®) is a sophisticated suite of algorithmic trading strategies, tools and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® is a recognized leader in its field and provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.

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
Asset Management
Business profile
Asset Management offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. We invest across a broad range of asset classes with a focus on alternative investment strategies, emerging markets, asset allocation and traditional investment strategies. Our investment professionals deliver strong investment performance that can be accessed through best-in-class products and holistic client solutions. We had CHF 408.0 billion of assets under management as of the end of 2011.

We are an industry leader in alternative investment strategies, with CHF 190.9 billion of assets under management as of the end of 2011. Alternative investment strategies include hedge fund strategies, private equity, real estate & commodities, credit investments, exchange-traded funds (ETFs) and index strategies. Our alternative investments business also has a strong footprint in emerging markets, including Brazil and China.

Traditional investment strategies, with assets under management of CHF 216.2 billion as of year-end 2011, include multi-asset class solutions and other traditional investment strategies, primarily in Switzerland, where we are an industry leader. In multi-asset class solutions, we provide tailored asset allocation products to clients around the world and have CHF 109.9 billion of assets under management. In other traditional investment strategies, with CHF 106.3 billion of assets under management, we invest in fixed income and equity markets and provide institutional pension advisory services.

We pursue partnerships with leading investment managers globally, our strategic alliances and joint ventures allow us to provide our clients with strong investment capabilities across a broad array of asset classes. As part of our client-focused integrated business model, we are increasingly coordinating and leveraging our activities with Private Banking and Investment Banking. Through collaboration with both internal and external partners, we aspire to deliver best-in-class solutions to our clients.

Our funds make direct investments as well as investments in partnerships that make private equity and other investments in various portfolio companies and funds.
Key data - Asset Management

	in / end of

	2011	2010	2009

Key data

Net revenues (CHF million)	2,146	2,332	1,842

Income/(loss) before taxes (CHF million)	553	503	35

Assets under management (CHF billion)	408.0	425.8	416.0

Number of employees	2,700	2,900	3,100

Strategy
Industry trends and competition
The asset management industry demonstrated resilience and continued to recover from the global financial crisis in 2011, with assets under management rebounding to pre-crisis peaks. Nevertheless, investors remained cautious and hesitant to invest in riskier asset classes. In alternative investments, the hedge fund industry continued to see inflows, particularly in the first half of 2011, with top-performing, brand-name managers capturing the majority of asset inflows. Credit strategies continued to attract client inflows due to the relative value offered within the non-investment grade markets. Illiquid fundraising remained challenging, particularly in private equity and real estate. Within traditional asset classes, investors remained cautiously positioned given volatile markets and macroeconomic uncertainty. The demand for passive vehicles like ETFs and index products remained robust in 2011, while leading emerging markets debt and equity products continued their strong momentum.

The regulatory environment continued to evolve in 2011 and is expected to continue to do so. In October 2011, US regulators issued proposed regulations to implement the Volcker Rule under the Dodd-Frank Act, which will limit our ability to sponsor or invest in certain private equity or hedge funds. These changes, in addition to proposed changes in the alternative investments industry in Europe, continue to accelerate the trend towards simpler, more regulated fund structures, reinforced by investor appetite for better transparency and risk management. Many of these regulatory measures have a multi-year implementation period.

Asset managers across the industry continued to restructure their businesses to drive efficiencies and in certain cases, to meet new regulatory capital requirements. In parallel, leading asset managers continue to invest in new strategic initiatives. Expanding emerging markets capabilities, particularly in alternative investments, was a key initiative for many of our competitors. Alternative investment managers sought to broaden their product offerings and continued expanding into the retail client segment through the launch of regulated products.

Evolution of our strategy
We continue to focus on alternative investment strategies, emerging markets, asset allocation and the traditional businesses in Switzerland. As part of the evolution of our strategy, within these businesses, we will expand the range of products we offer our clients in collaboration with Private Banking and Investment Banking, grow our fee-based revenues and drive further cost reductions through platform optimization and outsourcing. Key initiatives we will focus on going forward include:

– delivering consistently strong investment performance;
– expanding our range of alternative products by building our liquid alternatives product range in hedge funds and hedge fund of funds;
– targeting resources towards growth markets and establishing scalable emerging markets products;
– continuing to strengthen our relationship with Private Banking through further collaboration and the distribution of Asset Management products and services to Private Banking clients;
– continuing to implement our client coverage plan in alignment with our regional distribution model; and
– further streamlining and simplifying our middle and back office
Key achievements and examples of our progress in 2011 include:
– raising CHF 1.5 billion in our secondary private equity fund and over CHF 850 million in our green, international and global real estate funds;
– launching a new collateralized loan obligation fund with assets of over CHF 300 million;
– the expansion, in collaboration with Private Banking, of our range of ETFs to 58, listing two equity and two money market funds on the SIX Swiss Exchange;
– the strategic agreement with HDFC Asset Management Company Ltd (HDFC AMC), one of India’s largest asset managers, through which Credit Suisse has become the exclusive distributor of HDFC AMC’s investment products outside India;

– Asset Management Finance LLC acquiring a noncontrolling minority equity interest in Lucidus Capital Partners LLP, a fast growing long/short credit manager with offices in London and New York;
– obtaining a license to provide portfolio management services to our clients in Hong Kong, broadening our global multi-asset class solutions business; and
– receiving outstanding rankings in the 2011 Lipper Fund Awards for six Swiss and Luxembourg funds for delivering consistently strong risk-adjusted performance relative to peers.
Products and services
Asset Management offers institutional and individual clients a range of products, including alternative and traditional products. We reach our clients through our own distribution teams, the Private Banking and Investment Banking divisions and through third-party distribution channels. We also offer investment strategies through key joint ventures with external managers across various regions and asset classes.

Alternative investment strategies
We are a market leader in alternative investments, with a range of products including private equity, real estate and liquid strategies, including single-manager hedge funds, multi-manager hedge funds, credit strategies, commodities, and ETF and index strategies. We also offer a range of strategies focused on emerging markets through a range of products including hedge funds, private equity, real assets, index strategies, fixed income and equity solutions.

We offer a broad array of private equity funds to meet client needs. We have the ability to tailor fund strategies to meet specific private equity needs of our clients through our customized fund investment group. Our mezzanine funds use subordinated debt along with equity to invest in private companies, while our secondary funds capitalize on preferences for early liquidity in existing private equity investments. We also provide investment vehicles in infrastructure, commodities and emerging markets.

Our real estate core business aims to provide investors with stable and attractive cash flows, applying active portfolio management to reduce volatility.
In liquid strategies, we offer access to a number of assets through both active and passive investment strategies. Among our active strategies, our single-manager hedge fund platform provides access to leading in-house hedge fund managers and through partnerships with best-in-class partners. We also provide actively managed hedge fund of funds across several strategies, including event-driven, emerging markets, convertible arbitrage, fixed income arbitrage, global macro, managed futures, volatility arbitrage and long/short investing.

In addition, we offer highly liquid, systematic market exposure to equity, fixed income, real estate, commodity, volatility and hedge fund markets through enhanced index or passive investment strategies. Our indexed solutions business and ETF franchise allow institutions and individual clients to access a wide variety of asset classes in a cost-effective manner. Liquid strategies also includes the Dow Jones Credit Suisse Hedge Fund Index, one of the world’s leading hedge fund indices.

Our credit strategies business focuses on alpha generation within the non-investment grade credit markets, capitalizing on the relative value provided by various debt instruments and economic fluctuations that impact credit risk premiums. The business also specializes in the management of leveraged financial assets such as loans, high yield bonds and structured products.

In emerging markets we offer a range of Brazil-focused products through Credit Suisse Asset Management Brazil and Credit Suisse Hedging Griffo. Our Brazilian platform provides a range of institutional-quality products, including fixed income, equities and hedge fund solutions. Through our relationship with ICBC in China, we offer investment products to local clients through ICBC’s strong distribution network. We have also entered into a partnership with the asset management division of HDFC AMC, a leading Indian asset manager, to provide our clients access to their investment products globally.

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

Organizational and regional structure
Organizational structure
We operate in three global business divisions and reporting segments – Private Banking, Investment Banking and Asset Management. Consistent with our client-focused, capital-efficient business strategy, we coordinate activities in four market regions: Switzerland, EMEA, Americas and Asia Pacific. In addition, Shared Services provides centralized corporate services and business support, as well as effective and independent controls procedures in the following areas:

– The Chief Financial Officer (CFO) area comprises 16 functions, including Corporate Development, Corporate Real Estate & Services, Efficiency Management, Financial Accounting, Group Insurance, Group Financial Planning & Analysis, Investor Relations, New Business, Operations, Product Control, Tax and Treasury.

– The General Counsel area provides legal and compliance support to help protect the reputation of Credit Suisse. It does so by giving legal and regulatory advice and furnishing employees with the tools and expertise to comply with applicable internal policies and external laws, rules and regulations.

– The Chief Risk Officer (CRO) area comprises strategic risk management, credit risk management, risk analytics and reporting, and operational risk oversight activities, which cooperate closely to maintain a strict risk control environment and to help ensure that our risk capital is deployed wisely.

– The Chief Information Officer (CIO) area partners with the business to leverage technology across the business to facilitate execution and product delivery, and designs innovative systems and platforms to meet the needs of our businesses and Shared Services. This area is organized in functional and regional departments.

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

Other functions providing corporate services include One Bank Collaboration and Public Policy. One Bank Collaboration facilitates cross-divisional collaboration initiatives throughout the Group and measures and controls collaboration revenues. Public Policy promotes and protects the interests of Credit Suisse and its reputation.

The Chief Executive Officers (CEOs) of the divisions and regions report directly to the Group CEO, and, together with the CFO, CIO, CRO, General Counsel and Chief Talent, Branding and Communications Officer, they formed the Executive Board of Credit Suisse in 2011.

Our structure is designed to promote cross-divisional collaboration while leveraging resources and synergies within our four regions. The regions perform a number of essential functions to coordinate and support the global operations of the three divisions. On a strategic level, regions are responsible for corporate development and the establishment of regional business plans, projects and initiatives. They also have an oversight role in monitoring financial performance. Each region is responsible for the regulatory relationships within its boundaries, as well as for regulatory risk management and the resolution of significant issues in the region as a whole or its constituent countries. Other responsibilities include client and people leadership and the coordination of the delivery of Shared Services and business support in the region.

Market regions
Switzerland
Switzerland, our home market, represents a broad business portfolio. We employ approximately 21,200 people in Switzerland. The Private Banking division comprises our Wealth Management Clients and Corporate & Institutional Clients businesses. In Wealth Management Clients, we offer our clients a distinct value proposition combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services tailored to different client groups, from private clients to >>>ultra-high-net-worth individuals. In Corporate & Institutional Clients, we provide premium advice and solutions within a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, investment solutions, global custody and asset and liability management. Clients include small and medium-sized enterprises, global corporations and commodity traders, banks and Swiss pension funds. The Investment Banking division offers a full range of financial services to its Swiss client base, holding market-leading positions in the Swiss debt and capital markets as well as in mergers and acquisition advisory. The Asset Management division has a market-leading position in the Swiss traditional business, and also offers a broad range of alternative investment products and multi-asset class solutions.

EMEA
We are active in 31 countries across the EMEA region with approximately 9,200 employees working in 74 offices. Our regional headquarters is in the UK, but we have an onshore presence in every major EMEA country. The EMEA region encompasses both developed markets, such as France, Germany, Italy, Spain and the UK, and emerging markets, including Russia, Poland, Turkey and Middle East. We implement our client-focused integrated strategy at the country level, serving corporate, government, institutional and private clients. All three divisions are strongly represented in the EMEA region, with the Investment Banking division providing a full spectrum of financial advisory services with strong market shares across many key products and markets. Private Banking continues to generate strong net new asset flows in the region and continues to further develop its ultra-high-net-worth offerings. The Asset Management division continues to focus on the distribution of a variety of investment products and the expansion of its ETF platform. To leverage our cross-divisional capabilities, we foster collaboration among employees across divisions to deliver innovative and tailored solutions to our clients.

Americas
Americas comprises our operations in the US, Canada, the Caribbean and Latin America with approximately 11,700 employees. In the US, our emphasis is on our core client-focused and >>>flow-based businesses in Investment Banking, and on building on the market share gains we have achieved in a capital-efficient manner. In Private Banking, we see considerable potential to leverage our cross-divisional capabilities, as we further develop our onshore wealth management platform in the US, Brazil and Mexico. Continued growth of our alternative investments business is at the heart of our focused growth strategy in Asset Management. In Latin America, particularly in our key markets of Brazil and Mexico, we continue to focus on providing clients with a full range of cross-divisional services.

Asia Pacific
Credit Suisse is present in 12 Asia Pacific markets with 7,600 employees, giving it one of the broadest footprints among international banks in the region. We have invested substantially in our presence in key major markets, including Australia, China, Hong Kong, Korea, Japan and India, are broadening the scope of our offerings in countries where we have built a competitive advantage and continued to grow emerging markets franchises. Private Banking has its principal centers in Singapore and Hong Kong, leveraging our Investment Banking and Asset Management activities to deliver integrated solutions to clients. The Investment Banking division continues to expand its coverage footprint in major markets, and we are one of the dominant players in Southeast Asia. Asset Management in Asia Pacific operates as a globally integrated business in close collaboration with the Private Banking and Investment Banking divisions to deliver quality investment performance with a focus on alternative investments, asset allocation and emerging markets.

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

> Refer to “Risk factors” in the Appendix for further information on risks that may arise relating to regulation.
Recent regulatory developments and proposals
Governments and regulatory authorities around the world have responded to the financial crisis by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by supranational organizations and in Switzerland, the US, the EU and the UK that could potentially have a material effect on our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to increase, we cannot predict the likely impact of proposed regulations on our businesses or results. As these and other financial reform proposals are considered, we believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. We believe, however, that we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.

Basel framework
In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the >>>Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019.

Prior to its issuance, the proposed BCBS framework was endorsed by the >>>Group of Twenty Finance Ministers and Central Bank Governors (G-20) in November 2010. Each G-20 nation will need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

The Basel III international framework for liquidity risk measurement, standards and monitoring includes a >>>liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR aims to ensure that banks have a stock of unencumbered high quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.

The NSFR is intended to ensure that banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. The NSFR is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.

Under Basel III, the minimum common equity tier 1 (CET1) ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This CET1 ratio will have certain regulatory deductions and other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018, including deduction of deferred tax assets for tax-loss carryforwards, goodwill and intangibles and investments in banking and finance entities. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% CET1 requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The new capital conservation buffer will be phased in from January 1, 2016 through January 1, 2019.

Basel III further provides for a countercyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.

Most capital instruments that do not meet the strict criteria for inclusion in the Basel III CET1 will be excluded beginning January 1, 2013. Capital instruments that no longer qualify as non-CET 1 capital or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

In January 2011, the BCBS issued requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. In order for a financial instrument issued by a bank to be included in additional tier 1 or tier 2 capital, it must meet the specified minimum requirements.

In November 2011, the BCBS issued final rules for global systemically important banks (G-SIBs), outlining a methodology for assessing whether a banking institution should be regarded as a G-SIB and determining additional capital requirements for such entities. Under the rules, G-SIBs must, in addition to meeting the Basel III requirements, have higher loss absorbency capacity to reflect the greater risks that they pose to the financial system. The additional requirements are to be met with CET1 requirements ranging from 1% to 2.5%, depending on a bank's systemic importance. For banks facing the highest G-SIB surcharge, an additional loss absorbency of 1% could be applied as a disincentive to a bank becoming even more systemically important. The additional requirements for G-SIBs will be phased in with the capital conservation and countercyclical buffers of Basel III from January 1, 2016 through year-end 2018. The Financial Stability Board has identified us as a G-SIB.

Switzerland
In September 2011, the Swiss Parliament passed the >>>"Too Big to Fail" legislation relating to big banks. The legislation became effective March 1, 2012. The legislation includes capital and liquidity requirements and rules regarding risk diversification. The legislation on capital requirements builds on Basel III, but goes beyond its minimum standards, requiring the Group and the Bank, each as a systemically important financial institution (SIFI), to have common equity of at least 10% of >>>risk-weighted assets (RWA) and contingent capital or other qualifying capital of up to 9% of RWA by January 1, 2019. This new capital regime will impose on us three components of capital: (i) a basic capital requirement in common equity of 4.5% of a bank's RWA, (ii) a capital buffer equal to 8.5% of RWA, which would consist of at least 5.5% in the form of common equity and up to 3% in the form of contingent capital, consisting of contingent convertible bonds, with a high trigger (7% of RWA), and (iii) a progressive capital component equal to 6% of RWA, which may consist entirely of contingent capital with a lower trigger (5% of RWA), and may increase or decrease based on our market share and the size of our balance sheet. A high trigger means the bonds are required to provide loss absorption through conversion into common equity or be written off in the event the CET1 ratio falls below 7%, and a low trigger means the bonds are required to convert into common equity or be written off in the event the CET1 ratio falls below 5%. These contingent capital instruments must comply with the Basel III minimum requirements for tier 2 capital (subordination, point-of-non-viability loss absorption and minimum tenor).

Also under the "Too Big to Fail" legislation, SIFIs are required to establish a Recovery and Resolution Plan (RRP) and provide the RRP to FINMA for approval. We are required to finalize an RRP by the end of 2012 and will be required to update the report at least annually. The "recovery" part of the RRP must outline recovery options available to a bank in various severe stress events, including those caused by idiosyncratic, systemic, capital or liquidity stress scenarios. The recovery plan's purpose is to prepare for the survival of the bank in such stress scenarios. As part of the plan, a governance framework must be defined with clear escalation and decision points and may be based on existing capital and liquidity plans. The "resolution" part of the RRP must demonstrate that a bank can be unwound in an orderly fashion while ensuring the continuation of systemically relevant functions in Switzerland (including payment services and access to savings deposits) in the event of the bank's impending insolvency. Under a resolution scenario, FINMA has significant power to act, including the authority to force the sale of all or part of a bank or the creation of a bridge-bank. It is expected a resolution would typically include recapitalization measures.

Draft implementing ordinances further detailing the requirements of the "Too Big to Fail" legislation were submitted by the Federal government for public comment in December 2011. The “Too Big to Fail” ordinances implementing the legislation must be adopted by the Federal Council and approved by the Swiss Parliament. The ordinances implementing the legislation are expected to be completed in 2012. The new requirements are to be gradually implemented through the end of 2018. One such draft ordinance includes a provision whereby Swiss banks which qualify as SIFIs would be required to comply with certain leverage ratio requirements effective January 1, 2013, which is earlier than required under Basel III.

In November 2011, the Swiss Federal Department of Finance initiated hearings to introduce a variable countercyclical capital buffer for all banks, in line with Basel III, in order to strengthen the banking sector's resilience towards the associated risks during periods of excess credit growth. The countercyclical capital buffer is expected to consist of a maximum of 2.5% of RWA and would be activated and subsequently deactivated by the Federal Council upon request of the Swiss National Bank (SNB) after consultation with FINMA. The Swiss Federal Department of Finance has proposed that this countercyclical buffer be implemented in 2012.

Credit Suisse believes that it can meet the new requirements within the prescribed time frames by building capital through earnings and by issuing contingent capital or other qualifying instruments.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance – Treasury management for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

In September 2011, the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), was amended to streamline the procedure by which troubled banks are restructured, providing FINMA with increased regulatory authority to expedite restructurings, including the power to require a bank to complete a debt-for-stock swap in order to avoid insolvency.

On September 23, 2009, Switzerland and the US signed a protocol amending the countries' existing convention for the avoidance of double taxation with respect to taxes on income. While the ratification process in Switzerland has been concluded, the protocol still needs to be ratified by the US, after which the protocol will be applicable to bank information from September 23, 2009. The amendment will introduce two changes, both relaxing the requirements for a positive response to a request for bank information. Firstly, a request may be granted in cases of tax evasion by a person in the requesting state, where the current rules limit such requests to cases of "tax fraud and the like". Secondly, the identification of persons may be based on a fact pattern, where the current rules require a clear identification. Such a fact pattern is, however, only a valid basis for a request if the bank or its employees have contributed to it in a material way.

In September and October 2011, Switzerland signed respective bilateral tax agreements with Germany and the UK that would regularize assets of German and UK residents in Switzerland. Past assets are to be regularized through an anonymous one-off payment deducted by paying agents in Switzerland or by a bank client's voluntary disclosure to German or British authorities, as applicable. If the agreements enter into force, German and UK clients would have two options to regularize their future investment income and capital gains: they can either make an anonymous withholding tax payment or report to their home authorities. In order for the agreements to enter into force, they both require the approval of the parliaments in the contracting countries.

On February 22, 2012, the Swiss Federal Council confirmed its approach regarding a credible, tax-compliant and competitive financial center strategy, expecting to propose corresponding concrete measures by September 2012.

US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). Although the Dodd-Frank Act provides a broad framework for regulatory changes, implementation will require further detailed rulemaking over several years by different regulators, including the US Department of the Treasury (US Treasury), the US Federal Reserve (Fed), the US Securities and Exchange Commission (SEC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the newly created Financial Stability Oversight Council (FSOC).

The Dodd-Frank Act will limit the ability of banking entities to sponsor or invest in certain private equity or hedge funds or to engage in certain types of proprietary trading in the US (the so-called “Volcker Rule”). In October 2011 and January 2012, US regulators issued proposed regulations to implement the Volcker Rule. We are assessing how the proposed regulations would affect our businesses if implemented as proposed.

The Dodd-Frank Act also provides regulators with tools to provide greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk.

US regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the FSOC determines pose a grave threat to financial stability.

The Dodd-Frank Act will furthermore create an extensive framework for the regulation of >>>OTC derivatives and requires broader regulation of hedge funds and private equity funds, as well as credit agencies. The Dodd-Frank Act also establishes a new regime for the orderly liquidation of systemically significant non-bank financial companies and authorizes assessments on certain financial institutions, including those with USD 50 billion or more in consolidated assets to repay outstanding debts owed to the US Treasury in connection with a liquidation under the new insolvency regime. The Fed and the FDIC approved final rules to implement the resolution plan requirement in the Dodd-Frank Act, which requires bank holding companies with assets of USD 50 billion or more and certain designated non-bank financial firms to submit annually to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes. Our initial resolution plan must be submitted by July 1, 2012. In addition, the Dodd-Frank Act requires issuers with listed securities, which may include foreign private issuers like the Group, to establish a claw-back policy to recoup erroneously awarded compensation in the event of an accounting restatement. The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the antifraud provisions in the Securities Act of 1933, Securities Exchange Act of 1934 and Investment Advisers Act of 1940.

In December 2011, the CFTC finalized rules under the Dodd-Frank Act requiring regulatory and public reporting for a wide range of OTC derivatives beginning in July 2012. In addition, in January and February 2012, the CFTC began to finalize rules under the Dodd-Frank Act relating to the regulation of swap dealers and major swap participants. Among other things, these rules will require swap dealers and major swap participants, including certain Credit Suisse entities active in the US OTC derivatives markets, to register with and be subject to regulation by the CFTC. We are assessing how compliance with these new rules will affect our OTC derivatives business, including potentially leading to changes in the legal entities through which we conduct that business.

We are also in the process of developing and implementing the extensive technological, operational and compliance infrastructure that will be necessary for compliance with the rules.
Implementation of the Dodd-Frank Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about many of the details, impact and timing of these reforms. These and other current reform proposals could potentially have a material effect on our businesses.

The Foreign Account Tax Compliance Act (FATCA) became law in the US on March 18, 2010. The legislation requires Foreign Financial Institutions (FFIs) (such as Credit Suisse) to enter into an FFI agreement and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and US-owned foreign entities, or otherwise face 30% withholding tax on withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI Agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting their account to the IRS. In February 2012, the IRS and Treasury released a comprehensive set of regulatory proposals that would replace guidance given to date regarding the implementation of FATCA and, among other things, would delay implementation of certain FATCA requirements and permit grandfathering of certain instruments outstanding as of January 1, 2013. Any final regulations are expected to apply to all FFIs globally and complying with the required identification, withholding and reporting obligations is expected to require significant investment in an FFI's compliance and reporting framework. We are following developments regarding FATCA closely and are coordinating with all relevant authorities.

EU
The EU and the UK have also proposed and enacted regulations to address systemic risk and to further regulate the securities industry.
In September 2010, the European Commission published a draft regulation on OTC Derivatives, Central Counterparties and Trade Repositories (also known as the European Market Infrastructure Regulation, or EMIR). The proposed regulation would require certain standardized OTC derivatives contracts to be centrally cleared and require market participants to file information on non-cleared OTC derivatives trades with central trade repositories. The EMIR is expected to apply from the end of 2012.

In September 2011, the European Commission published a legislative proposal for a financial transaction tax in the 27 Member States. If implemented, Member States would be required to tax a variety of financial transactions at minimum rates of 0.1% for the trading of bonds and shares and 0.01% for derivative products. In addition, a number of Member States have proposed or implemented bank levies in order to ensure fair burden sharing and create incentives to contain systemic risks, including France, Germany and the UK. Further details of the levy implemented in the UK can be found below.

In October 2011, the EU approved a regulation proposal that limits sovereign >>>CDS and naked short selling of government bonds and stocks. The regulation is expected to come into force in November 2012.

In October 2011, the European Commission adopted legislative proposals for a new regulation on insider dealing and market manipulation (market abuse) and for a directive on criminal sanctions for insider dealing and market manipulation. These proposals would significantly extend the scope of the current EU regime prohibiting market abuse.

In October 2011, the European Commission published its proposed revisions to the Markets in Financial Instruments Directive (MiFID II) setting out proposals for a revised EU regulatory framework for the provision of investment services and trading in financial instruments. A number of substantial reforms are proposed, including significantly increased regulatory requirements for non-EU firms (such as Credit Suisse) in order to provide certain financial services in the EU.

A European Commission proposal for a directive establishing a framework for the recovery and resolution of credit institutions and investment firms is expected in mid-2012. The framework will give national regulators wide-ranging powers to intervene where an entity is likely to fail in order to avoid adverse effects on wider financial stability. The directive will also outline a set of bank resolution tools to likely include bridge bank and debt write-down (bail-in) solutions. National regulators will be given powers to direct entities to remove any barriers to resolvability that they identify in advance. Affected entities will also be required to have recovery plans approved by national regulators. Recovery plans will set out actions to be taken to return their financial condition to normal following a significant deterioration.

In the UK, the Financial Services Authority (FSA) is obliged to draw up rules on recovery and resolution plans under the Financial Services Act 2010. The proposals for recovery and resolution plans are independent of, but broadly consistent with, the EU proposals mentioned above. Covered entities will be required to have recovery plans similar to those proposed by the European Commission as approved by the FSA. In addition, they will be required to submit certain organizational data in order to allow the FSA to draw up resolution plans. The FSA is expected to publish final rules in the near future.

In the UK, the Independent Commission on Banking (ICB) published a final report setting out certain recommendations designed to improve stability and competition in UK banking. The proposals would also apply to UK banks which are subsidiaries of a non-UK bank group. The ICB recommendations include the enhancement of loss absorbing capacity of bank capital, and the creation of a “retail ring fence” that would separate the taking of deposits from, and the provision of overdrafts to, individuals and small and medium-sized enterprises from a broad range of investment and other banking activities. The ICB report sets out various principles and alternatives for implementing these proposed reforms. The Government will publish a White Paper in early 2012 containing further details of how the ICB reforms will be implemented. The reforms are expected to be implemented in stages, with full implementation by 2019.

Regulatory framework
Switzerland
Although Credit Suisse Group is not a bank according to the Bank Law, and its Implementing Ordinance of May 17, 1972, as amended (Implementing Ordinance), the Group is required, pursuant to the provisions on consolidated supervision of financial groups and conglomerates of the Bank Law, to comply with certain requirements for banks, including with respect to capital adequacy, solvency and risk concentration on a consolidated basis and reporting obligations. Effective January 1, 2009, the Swiss Federal Banking Commission was merged into FINMA. Our banks in Switzerland are regulated by FINMA on a legal entity basis and, if applicable, on a consolidated basis.

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

Our regulatory capital is calculated on the basis of US GAAP, with certain adjustments required by, or agreed with, FINMA. The Group is required by FINMA to maintain a minimum regulatory capital ratio, set by the Bank for International Settlements and Swiss capital adequacy regulations, of 8% measured on a consolidated basis, calculated by dividing total eligible capital, adjusted for certain deductions, by aggregate risk-weighted assets.

The Group became subject to international capital adequacy standards known as >>>Basel II on January 1, 2008, subject to certain additional requirements for large banks known as “Swiss finish” under the Capital Adequacy Ordinance and as set forth by FINMA. In November 2008, we agreed to a decree issued by FINMA requiring that we comply with new capital adequacy ratios, in lieu of the “Swiss finish”, and leverage capital requirements by the year 2013. The new capital adequacy target will be in a range between 50% and 100% above the Pillar I requirements under Basel II. In addition, the decree includes leverage capital requirements that require us to maintain by 2013 a ratio of tier 1 capital to total assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank legal entity level. Total assets are adjusted for purposes of calculating the leverage ratio, and adjustments relate to assets from Swiss lending activities and assets excluded in determining regulatory core capital. These requirements, which will be phased in, are intended to be counter-cyclical, with the expected capital adequacy target level 100% above the Pillar I requirements, and a leverage ratio above the minimum 3% or 4%, during good times. We will continue to be subject to these various requirements until new requirements under Basel III are phased in, beginning January 1, 2013, through January 1, 2019.

Banks are required to maintain a specified liquidity standard under Swiss law. In April 2010, we implemented revised liquidity principles agreed with FINMA, following its consultation with the SNB, to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of the second quarter of 2010. The crisis scenario assumptions include global market dislocation, large on and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business and call for additional reporting to FINMA. The principles may be modified to reflect the final BCBS liquidity requirements. In March 2011, the liquidity principles were extended to cover the Bank (without its consolidated subsidiaries), both with and without foreign branches.

> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

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
US
Our banking operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of a New York branch (New York Branch) and representative offices in California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.

Effective October 3, 2011, the New York State Banking Department and the New York State Insurance Department were abolished and the authority of both former agencies was transferred to a new Department of Financial Services, whose head is the Superintendent of Financial Services (Superintendent). The New York Branch is licensed by the Superintendent, examined by the New York State Department of Financial Services, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, the New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, would increase if the New York Branch is no longer designated well rated by the Superintendent.

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
Our operations are also subject to reporting and examination requirements under US federal banking laws. Our US non-banking operations are subject to examination by the Fed in its capacity as our US umbrella supervisor. The New York Branch is also subject to examination by the Fed and is subject to Fed requirements and limitations on the acceptance and maintenance of deposits. The New York Branch is no longer subject to restrictions on the payment of interest on demand deposits, which were repealed under the Dodd-Frank Act effective July 2011. Because the New York Branch does not engage in retail deposit taking, it is not a member of, and its deposits are not insured by, the FDIC.

US federal banking laws provide that a state-licensed branch (such as the New York Branch) or agency of a foreign bank may not, as a general matter, engage as principal in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the Fed has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to single borrower lending limits based on the capital of the entire foreign bank. Under the Dodd-Frank Act, lending limits will take into account credit exposure arising from derivative transactions, securities borrowing and lending transactions and >>>repurchase and >>>reverse repurchase agreements with counterparties. In addition, regulations which the FSOC may adopt could affect the nature of the activities which the Bank (including the New York Branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.

The Fed may terminate the activities of a US branch or agency of a foreign bank if it finds that the foreign bank: (i) is not subject to comprehensive supervision in its home country; (ii) has violated the law or engaged in an unsafe or unsound banking practice in the US; or (iii) for a foreign bank that presents a risk to the stability of the US financial system, the home country of the foreign bank has not adopted, or made demonstrable progress toward adopting, an appropriate system of financial regulation to mitigate such risk.

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

On March 23, 2000, Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law and, as a result, may engage in a broad range of non-banking activities in the US, including insurance, securities, private equity and other financial activities, in each case subject to regulatory requirements and limitations. Credit Suisse Group is still required to obtain the prior approval of the Fed (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of (or otherwise controlling) any US bank, bank holding company or many other US depositary institutions and their holding companies, and as a result of Dodd-Frank, before making certain acquisitions involving large non-bank companies. The New York Branch is also restricted from engaging in certain tying arrangements involving products and services, and in certain transactions with certain of its affiliates. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed under applicable Fed rules, or otherwise fails to meet any of the requirements for financial holding company status, it may be required to discontinue certain financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

Our US-based broker-dealers are subject to extensive regulation by US regulatory authorities. The SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the CFTC is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. In addition, the US Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board (MSRB) has the authority to promulgate rules relating to municipal securities, and the MSRB also promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by securities industry self-regulatory organizations, including the Financial Industry Regulation Authority (FINRA) (formed in July 2007 by the merger of the former National Association of Securities Dealers, Inc. and the member regulation, enforcement and arbitration functions of the New York Stock Exchange), and by state securities authorities. For futures activities, broker-dealers are subject to futures industry self-regulatory organizations such as the National Futures Association.

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

EU
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. The EU has established a European Systemic Risk Board for macro-prudential oversight of the financial system, a European Banking Authority, a European Insurance and Occupational Pensions Authority and a European Securities and Markets Authority. These institutions are responsible for promoting consistency between national regulators in the implementation of EU legislation.

The Capital Requirements Directive (CRD), implemented in various EU countries including the UK, applies the >>>Basel II capital framework for banking groups operating in the EU. The CRD has been amended by CRD II, which governs own funds, large exposures, supervisory arrangements, qualitative standards for liquidity risk management and securitization, and which came into force on December 31, 2010, and by CRD III, which governs both the disclosure and content of remuneration policies, effective January 1, 2011, and capital requirements for trading books and re-securitizations and disclosure of securitization exposures, effective December 31, 2011. Further reforms are proposed by CRD IV, which will replace the current CRD directive with new measures implementing the Basel III requirements, as well as creating a single harmonized prudential rule book for banks, introducing new corporate governance requirements, and enhancing the powers of the regulators. CRD IV is expected to come into force on January 1, 2013.

The existing Markets in Financial Instruments Directive (MiFID) establishes high-level organizational and business conduct standards that apply to all investment firms. These include standards for managing conflicts of interest, best execution, customer classification and suitability requirements for customers. MiFID sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other EU-based investment services and activities, MiFID provides a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout the EU on the basis of authorization from their home state regulator.

UK
The UK FSA is the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). The FSA regulates banking, insurance, investment business and the activities of mortgage intermediaries. The FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted. In June 2010, the UK Government announced that the FSA will be replaced by three new agencies by the end of 2012: the Prudential Regulation Authority, a subsidiary of the Bank of England, which will be responsible for the micro-prudential regulation of banks and larger investment firms; the Financial Conduct Authority, which will regulate markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the Prudential Regulation Authority; and the Financial Policy Committee of the Bank of England, which will be responsible for macro-prudential regulation.

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

The London Branch will be required to continue to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the FSA made changes to its prudential supervision rules in its Handbook of Rules and Guidance, applying a principle of “self-sufficiency”, meaning that a UK branch of European Economic Area (EEA) and non-EEA financial institutions would no longer be permitted to rely on capital held by other members of its group. The FSA, from December 1, 2009, has required UK branches of EEA and non-EEA financial institutions to maintain adequate liquidity resources, both as to quantity and quality of capital reserves. The London Branch is required to ensure that its liquidity resources are under the day-to-day supervision of the London Branch senior management, held in a custodian account in the name of the London Branch, unencumbered and attributed to the London Branch balance sheet. In addition, the FSA requires Credit Suisse International and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the CRD.

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

On January 1, 2011, the FSA implemented the requirements of CRD III when its revised code of practice on remuneration policies became effective, requiring both EEA and non-EEA banks, building societies and investment firms to have in place remuneration policies that are consistent with effective risk management. It also includes twelve principles covering areas of governance, performance measurement and composition of remuneration, to help firms understand how the FSA will assess compliance.

On January 1, 2011, a levy attributable to the UK operations of large banks on certain funding came into effect. During 2011, the levy was applied at the rate of 7.5 basis points for short-term liabilities and 3.75 basis points for long-term equity and liabilities. The levy will increase on January 1, 2012 to 8.8 basis points and 4.4 basis points, respectively.

Operating and financial review
Operating environment
Credit Suisse
Core Results
Key performance indicators
Private Banking
Investment Banking
Asset Management
Corporate Center
Results overview
Assets under management
Critical accounting estimates

Operating environment
The global economy faced significant challenges in 2011. Increasing concerns regarding European sovereign debt weighed heavily on the markets. Major central banks kept rates low and indicated rates will remain at low levels for some time. Due to the continued strengthening of the Swiss franc, the Swiss National Bank announced a floor for the EUR/CHF exchange rate. Equity markets were volatile throughout the year.

Economic environment
The global economy began 2011 showing signs of recovery, with manufacturing gains in most major economies and unemployment levels declining in the US and Europe. As the year continued, however, uncertainty and volatility affected economies and markets through the rest of the year. Significant causes included political unrest in the Middle East and North Africa, the European sovereign debt crisis, economic disruptions resulting from the natural disaster in Japan and US political gridlock and the related downgrading of US sovereign debt. The situation culminated in a summer equity market sell-off. By mid-year it was clear the global economy was cooling after a relatively robust post-crisis rebound. Fears that the global economy could re-enter a recession eased somewhat towards the end of the year as indicators of economic growth in the US began to strengthen and major central banks continued to support loose monetary policies.

In the first half of the year global inflation was increasing. Central banks in many regions increased interest rates or were expected to do so. The European Central Bank (ECB) raised interest rates in April. After a second increase in July, the ECB signaled in September that it would not raise them further. In the fourth quarter of 2011, the ECB lowered interest rates again to levels seen at the beginning of the year due to the weaker economic outlook in the eurozone. The US Federal Reserve (Fed) maintained low interest rates, unchanged throughout the year, and completed its plan to purchase USD 600 billion of long-term treasuries in an effort to stimulate the US economy. The Fed also announced it would keep short-term interest rates at low levels through mid-2013 and changed the composition of its US treasury securities holdings to hold a greater proportion of longer maturities in an effort to lower long-term interest rates. In the emerging markets, monetary policy actions were diverse. Brazil's central bank increased its benchmark rate by 1.75 percentage points from the beginning of the year until August, but then lowered rates gradually in the second half of the year. India's central bank raised rates throughout the year. China tightened monetary policy during the year by requiring banks to hold higher reserves against margin deposits, but then lowered the reserve requirement ratio in the fourth quarter of 2011. By the end of 2011, inflation was falling in many emerging markets again and slowing in most developed countries.

In 2011, the indebtedness of several developed countries was cause for substantial concern. In the third quarter of 2011, the ratings agency, Standard & Poor's, downgraded the US long-term debt rating to AA+. Several European countries also had their ratings downgraded, and Italian and Spanish government bond spreads reached new highs, while German bond yields fell to record lows. Greek government bonds were an ongoing concern, with EU leaders moving to increase the >>>haircut on Greek government bonds held by private investors. In July, EU finance ministers agreed to increase the effective capacity of the European Financial Stability Facility and widen the scope of its mandate.

In Switzerland, the first three quarters had robust growth, low inflation and low unemployment, though there were moderate signs of weakening. A sharp and sustained appreciation of the Swiss franc against major currencies sparked concerns of dampening growth in the future. The Swiss franc appreciation was driven by its safe-haven status as the sovereign debt concerns in the EU continued. In September, the Swiss National Bank (SNB) announced a floor of 1.20 Swiss francs per euro, which the SNB maintained.

Equity markets were highly volatile in 2011. Volatility, as indicated by the Chicago Board of Options Exchange Market Volatility Index (VIX), reached its highest level in the third quarter of 2011 when both developed and emerging equity markets corrected sharply (refer to the charts "Equity markets"). In the fourth quarter of 2011, most equity markets recovered somewhat as overall corporate earnings proved fairly solid, but overall equity trading volumes were low. US equities outperformed European stocks and were stronger than emerging market equities in Asia and Latin America (refer to the charts "Equity markets").

Government bond yields across most major markets declined during the year (refer to the charts "Yield curves"). Ten-year US treasury bonds traded below 2% in the second half of the year, and Swiss ten-year treasury yields were below 70 basis points at the end of 2011. After a good performance for credit markets in the first half of 2011, the debt crisis in Europe drove yields of some fiscally weaker European sovereigns and European banks to record highs. In 2011, the US high yield credit segment posted positive total returns supported by improving US economic data, outperforming the European segment, which recorded negative returns for the year (refer to the charts "Credit spreads").

The European debt crisis, US dollar funding pressure for many European banks and concerns over global growth were the key drivers in currency markets. Low interest rates in the US and its external deficit prevented the US dollar from appreciating until the fourth quarter 2011 when the US dollar was broadly stronger, particularly versus European currencies. The Japanese yen was the strongest currency among the G-10 over the year, driven by its safe-haven status. Emerging market currencies weakened against the US dollar on concerns over global growth at the end of the year.

Commodity markets were volatile, starting with a sharp increase in prices in the first quarter followed by declining prices in the middle of the year. Due to heightened political tensions in the Middle East and North Africa, oil prices rose sharply in the first four months of the year. After declines during the middle of the year, energy markets saw significant gains at the end of 2011, mainly due to rising oil prices driven by robust consumption and falling inventories. Gold ended the year below USD 1,600, after having reached a high of over USD 1,900 per ounce in September 2011.

Sector environment
2011 was a challenging year for the banking sector. European bank stocks lost more than 30% in 2011 due to, among other challenges, the deepening sovereign debt crisis. North American bank stocks ended the year about 8% lower (refer to the charts "Equity markets"). Volatility in the sector was high.

Industry participants took further steps to adjust their business models to reflect the sector's changing regulatory framework. The sector’s underperformance reflected regulatory uncertainty, for example, proposals to limit specific bank activities, requirements for higher equity capital ratios and the imposition of financial transaction taxes. European banks’ underperformance was largely due to discussions regarding the need for a recapitalization of the banks.

Funding availability, especially for many European banks, was difficult in 2011. Increased uncertainty due to sovereign debt concerns in Europe and higher capital and liquidity requirements from regulators forced many banks to announce restructuring and deleveraging plans. In addition, the weak operating environment throughout the year and subdued business activity added to banks' challenges.

The wealth management sector was affected by low trading activity in fixed income and equity markets. Negative market sentiment resulted in subdued client activity. The strong Swiss franc continued to have an adverse impact on the Swiss wealth management institutions. The sector continued adapting to industry-specific regulatory changes, including cross-border business and investor protection requirements.

In the investment banking sector, the global fee pool saw a relatively good level of activity in the first two quarters of the year. The second half of the year, however, was affected by market volatility, a significant reduction in investor risk appetite and weakening of capital markets. Overall, the fee pool for 2011 was flat compared to 2010. Contributions from loan and mergers and acquisitions (M&A) activity increased, whereas debt and equity capital market activity decreased. 2011 global equity market volumes were in line with 2010. US fixed income volumes were slightly higher in 2011 than in 2010, though with similar overall levels of volatility.

In the asset management sector, the Dow Jones Credit Suisse Hedge Fund Index lost 2.5%. In the face of the generally high volatility, most hedge funds were unable to exploit trends. Private equity fundraising remained subdued in 2011, with funds raising USD 266 billion globally, slightly lower than 2010. Emerging regions contributed approximately 20% of all fundraising.

Market volumes (growth in % year on year)

2011	Global	Europe

Equity trading volume [1]	–	3

Announced mergers and acquisitions [2]	4	5

Completed mergers and acquisitions [2]	13	25

Equity underwriting [2]	(25)	(23)

Debt underwriting [2]	(9)	(10)

Syndicated lending - investment-grade [2]	38	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic.

Credit Suisse
In 2011, we recorded net income attributable to shareholders of CHF 1,953 million. Diluted earnings per share were CHF 1.36. Return on equity attributable to shareholders was 6.0%. Our capital position remained strong with a BIS tier 1 ratio under Basel II.5 of 15.2% as of the end of 2011.

Results

	in			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net interest income	6,433	6,541	6,891	(2)	(5)

Commissions and fees	12,952	14,078	13,750	(8)	2

Trading revenues	5,020	9,338	12,151	(46)	(23)

Other revenues	1,820	1,429	502	27	185

Net revenues	26,225	31,386	33,294	(16)	(6)

Provision for credit losses	187	(79)	506	–	–

Compensation and benefits	13,213	14,599	15,013	(9)	(3)

General and administrative expenses	7,372	7,231	7,701	2	(6)

Commission expenses	1,992	2,148	1,997	(7)	8

Total other operating expenses	9,364	9,379	9,698	0	(3)

Total operating expenses	22,577	23,978	24,711	(6)	(3)

Income from continuing operations before taxes	3,461	7,487	8,077	(54)	(7)

Income tax expense	671	1,548	1,835	(57)	(16)

Income from continuing operations	2,790	5,939	6,242	(53)	(5)

Income/(loss) from discontinued operations	0	(19)	169	100	–

Net income	2,790	5,920	6,411	(53)	(8)

Less net income/(loss) attributable to noncontrolling interests	837	822	(313)	2	–

Net income attributable to shareholders	1,953	5,098	6,724	(62)	(24)

of which from continuing operations	1,953	5,117	6,555	(62)	(22)

of which from discontinued operations	0	(19)	169	100	–

Earnings per share (CHF)

Basic earnings per share from continuing operations	1.37	3.93	5.14	(65)	(24)

Basic earnings per share	1.37	3.91	5.28	(65)	(26)

Diluted earnings per share from continuing operations	1.36	3.91	5.01	(65)	(22)

Diluted earnings per share	1.36	3.89	5.14	(65)	(24)

Return on equity (%)

Return on equity attributable to shareholders	6.0	14.4	18.3	–	–

Return on tangible equity attributable to shareholders [1]	8.1	19.8	25.1	–	–

Number of employees (full-time equivalents)

Number of employees	49,700	50,100	47,600	(1)	5

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

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	2011	2010	2009	2011	2010	2009	2011	2010	2009

Statements of operations (CHF million)

Net revenues	25,429	30,625	33,617	796	761	(323)	26,225	31,386	33,294

Provision for credit losses	187	(79)	506	0	0	0	187	(79)	506

Compensation and benefits	13,151	14,562	14,927	62	37	86	13,213	14,599	15,013

General and administrative expenses	7,350	7,194	7,604	22	37	97	7,372	7,231	7,701

Commission expenses	1,992	2,148	1,997	0	0	0	1,992	2,148	1,997

Total other operating expenses	9,342	9,342	9,601	22	37	97	9,364	9,379	9,698

Total operating expenses	22,493	23,904	24,528	84	74	183	22,577	23,978	24,711

Income/(loss) from continuing operations before taxes	2,749	6,800	8,583	712	687	(506)	3,461	7,487	8,077

Income tax expense	671	1,548	1,835	0	0	0	671	1,548	1,835

Income/(loss) from continuing operations	2,078	5,252	6,748	712	687	(506)	2,790	5,939	6,242

Income/(loss) from discontinued operations	0	(19)	169	0	0	0	0	(19)	169

Net income/(loss)	2,078	5,233	6,917	712	687	(506)	2,790	5,920	6,411

Less net income/(loss) attributable to noncontrolling interests	125	135	193	712	687	(506)	837	822	(313)

Net income attributable to shareholders	1,953	5,098	6,724	0	0	0	1,953	5,098	6,724

Statement of operations metrics (%)

Cost/income ratio	88.5	78.1	73.0	–	–	–	86.1	76.4	74.2

Pre-tax income margin	10.8	22.2	25.5	–	–	–	13.2	23.9	24.3

Effective tax rate	24.4	22.8	21.4	–	–	–	19.4	20.7	22.7

Net income margin [1]	7.7	16.6	20.0	–	–	–	7.4	16.2	20.2

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

> Refer to “Note 39 – Subsidiary guarantee information” in V – Consolidated financial statements – Credit Suisse Group for further information on the Bank.

Differences between Group and Bank businesses

Entity	Principal business activity

Clariden Leu	Banking and securities

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising capital

Comparison of consolidated statements of operations

	Group			Bank

in	2011	2010	2009	2011	2010	2009

Statements of operations (CHF million)

Net revenues	26,225	31,386	33,294	24,301	29,598	31,993

Total operating expenses	22,577	23,978	24,711	21,842	23,451	24,176

Income from continuing operations before taxes	3,461	7,487	8,077	2,362	6,271	7,357

Income tax expense	671	1,548	1,835	433	1,258	1,794

Income from continuing operations	2,790	5,939	6,242	1,929	5,013	5,563

Income/(loss) from discontinued operations	0	(19)	169	0	(19)	169

Net income	2,790	5,920	6,411	1,929	4,994	5,732

Less net income/(loss) attributable to noncontrolling interests	837	822	(313)	901	802	(697)

Net income attributable to shareholders	1,953	5,098	6,724	1,028	4,192	6,429

Comparison of consolidated balance sheets

	Group		Bank

end of	2011	2010	2011	2010

Balance sheet statistics (CHF million)

Total assets	1,049,165	1,032,005	1,023,175	1,008,761

Total liabilities	1,008,080	988,990	986,725	969,597

Capitalization and indebtedness

	Group		Bank

end of	2011	2010	2011	2010

Capitalization and indebtedness (CHF million)

Due to banks	40,147	37,493	51,484	47,675

Customer deposits	313,401	287,564	287,699	263,767

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	168,394	176,559	168,394

Long-term debt	162,655	173,752	159,407	171,140

Other liabilities	315,318	321,787	311,576	318,621

Total liabilities	1,008,080	988,990	986,725	969,597

Total equity	41,085	43,015	36,450	39,164

Total capitalization and indebtedness	1,049,165	1,032,005	1,023,175	1,008,761

Capital adequacy

	Group			Bank

	Basel II.5	Basel II	Basel II	Basel II.5	Basel II	Basel II

end of	2011	2011	2010	2011	2011	2010

Capital (CHF million)

Tier 1 capital	36,844	38,029	37,725	33,459	34,644	35,310

of which hybrid instruments	10,888	10,888	11,098	10,888	10,888	10,589

Total eligible capital	48,654	51,024	47,799	46,628	48,998	47,569

Capital ratios (%)

Tier 1 ratio	15.2	18.1	17.2	14.5	17.4	17.1

Total capital ratio	20.1	24.2	21.9	20.2	24.6	23.1

Dividends of the Bank to the Group

end of	2011		2010

Per share issued (CHF)

Dividend [1,2]	0.23	[3]	0.23

Registered shares of CHF 100.00 nominal value each. As of December 31, 2011 and 2010, total share capital consisted of 43,996,652 registered shares.
1 Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. 2 In 2009, 2008 and 2007, dividends per share issued were CHF 68.19, CHF 0.23 and CHF 59.10, respectively. 3 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions.

Core Results
For 2011, net income attributable to shareholders was CHF 1,953 million. Results reflected the impacts of a challenging market environment and the implementation of our strategy. As we implemented our strategy, results included negative impacts of an aggregate CHF 1.8 billion from realignment costs, businesses we are exiting and the reduction of risk-weighted assets in our Investment Banking fixed income business. Also included were litigation provisions of CHF 478 million in connection with German and US tax matters. We made substantial progress in reducing Basel III risk-weighted assets in Investment Banking by CHF 76 billion to CHF 233 billion in 2011. We attracted CHF 40.9 billion of net new assets.

Results

	in			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net interest income	6,405	6,474	6,763	(1)	(4)

Commissions and fees	12,984	14,131	13,702	(8)	3

Trading revenues	4,921	9,328	12,127	(47)	(23)

Other revenues	1,119	692	1,025	62	(32)

Net revenues	25,429	30,625	33,617	(17)	(9)

Provision for credit losses	187	(79)	506	–	–

Compensation and benefits	13,151	14,562	14,927	(10)	(2)

General and administrative expenses	7,350	7,194	7,604	2	(5)

Commission expenses	1,992	2,148	1,997	(7)	8

Total other operating expenses	9,342	9,342	9,601	–	(3)

Total operating expenses	22,493	23,904	24,528	(6)	(3)

Income from continuing operations before taxes	2,749	6,800	8,583	(60)	(21)

Income tax expense	671	1,548	1,835	(57)	(16)

Income from continuing operations	2,078	5,252	6,748	(60)	(22)

Income/(loss) from discontinued operations	0	(19)	169	100	–

Net income	2,078	5,233	6,917	(60)	(24)

Less net income attributable to noncontrolling interests	125	135	193	(7)	(30)

Net income/(loss) attributable to shareholders	1,953	5,098	6,724	(62)	(24)

of which from continuing operations	1,953	5,117	6,555	(62)	(22)

of which from discontinued operations	0	(19)	169	100	–

Statement of operations metrics (%)

Cost/income ratio	88.5	78.1	73.0	–	–

Pre-tax income margin	10.8	22.2	25.5	–	–

Effective tax rate	24.4	22.8	21.4	–	–

Net income margin [1]	7.7	16.6	20.0	–	–

Number of employees (full-time equivalents)

Number of employees	49,700	50,100	47,600	(1)	5

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

As the Basel Committee on Banking Supervision (BCBS) >>>Basel III framework (Basel III) will not be implemented before January 1, 2013, we have calculated our Basel III >>>risk-weighted assets for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
2011 versus 2010
In 2011, we recorded net income attributable to shareholders of CHF 1,953 million, down 62% compared to 2010. Net revenues were CHF 25,429 million, down 17%, and total operating expenses were CHF 22,493 million, down 6%, compared to 2010, mainly due to lower compensation and benefits. Our 2011 results included negative impacts of CHF 1.8 billion consisting of realignment costs of CHF 847 million from cost-efficiency measures and CHF 974 million (CHF 547 million of negative revenues and CHF 427 million of associated costs) from businesses we are exiting and the reduction of risk-weighted assets in our Investment Banking fixed income business. Also included were litigation provisions of CHF 478 million in connection with German and US tax matters. We had fair value gains of CHF 1,210 million on Credit Suisse long-term vanilla debt and fair value losses of CHF 291 million on stand-alone derivatives. Revenues were adversely impacted and expenses were favorably impacted by the strengthening of the Swiss franc against major currencies. Compared to 2010, the adverse impact on net revenues and income before taxes was CHF 3,092 million and CHF 909 million, respectively.

In Private Banking, net revenues of CHF 10,877 million decreased 6% compared to 2010. The adverse impact of the lower average exchange rate of major currencies against the Swiss franc on net revenues and income before taxes in Private Banking was CHF 844 million and CHF 550 million, respectively. Excluding this adverse foreign exchange impact and gains of CHF 72 million from the sale of real estate in 2011, revenues remained stable compared to 2010. In an ongoing low interest rate environment, net interest income decreased 7%. Recurring commissions and fees were down 7% as average assets under management decreased slightly, mainly due to the adverse foreign exchange translation impact. Excluding fair value losses of CHF 17 million and CHF 50 million related to the Clock Finance transaction in 2011 and 2010, respectively, and the gains from the sale of real estate in 2011, transaction-based revenues decreased 9%. This decrease was driven by significantly lower brokerage and product issuing fees, reflecting lower client activity and lower transaction-based volumes.

In Investment Banking, net revenues of CHF 11,496 million decreased 29% compared to 2010. Results in many of our businesses in 2011 were impacted by significantly lower levels of client activity and a volatile trading environment compared to 2010. We have accelerated our risk-weighted asset reduction plan and expect to exceed our previously announced year-end 2012 Basel III risk-weighted assets target of USD 229 billion by the end of the first quarter of 2012. Basel III risk-weighted assets were reduced by CHF 76 billion in 2011. Our fixed income sales and trading revenues were significantly lower in 2011, reflecting challenging trading conditions, subdued client activity levels across most businesses and the execution of our risk reduction strategy. We incurred losses of CHF 547 million from businesses we are exiting and the reduction of the risk-weighted assets. Revenues in securitized products were significantly weaker than 2010, reflecting valuation reductions on client inventory, losses on sales of client inventory as we reduced risk-weighted assets and lower client activity. Results in our credit businesses, including leveraged finance and investment grade trading, also noticeably declined from 2010, reflecting mark-to-market losses on client inventory. Our equity sales and trading results were resilient despite lower levels of client activity. We had lower cash equities results, driven by reduced client trading activity and weaker results in derivatives, reflecting reduced customer flow. Prime services revenues declined, reflecting the foreign exchange translation impact. In US dollars, we had record prime services results due to higher client activity and higher client balances. In 2011, we maintained our market share and leading market share rankings in cash equities and prime services. Underwriting and advisory results were lower, reflecting a decline in industry-wide capital issuance levels and a decrease in our completed M&A market share, respectively. Our results included debit valuation adjustment (DVA) gains relating to structured note liabilities of CHF 698 million in 2011 compared to DVA losses of CHF 73 million in 2010.

In Asset Management, net revenues of CHF 2,146 million decreased 8% compared to 2010, primarily reflecting the adverse foreign exchange translation impact in 2011 and gains in 2010 of CHF 143 million from securities purchased from our money market funds. The adverse impact of the higher average exchange rate of the Swiss franc against major currencies on net revenues and income before taxes was CHF 239 million and CHF 69 million, respectively. Net revenues before investment-related gains were CHF 1,841 million, up 5% excluding gains in 2010 from securities purchased from our money market funds. Compared with 2010, fee-based revenues increased 2%. Asset management fees of CHF 1,263 million were down 10%, reflecting the adverse foreign exchange translation impact and the spin-off and sale of non-core businesses in 2010. Average assets under management decreased 2.0% to CHF 419.3 billion and were adversely impacted by negative market performance and adverse foreign exchange-related movements. Placement, transaction and other fees of CHF 259 million were up 61% from improved private equity placement fees and losses in 2010 related to investments held by Asset Management Finance LLC (AMF). Performance fees and carried interest of CHF 221 million were up 18% from higher carried interest relating to realized private equity gains, partially offset by lower performance fees. Income from equity participations of CHF 122 million was up 37% from 2010, reflecting higher income from single-manager hedge funds. Investment-related gains were CHF 305 million, down 29% from 2010.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 2011, losses before taxes were CHF 231 million compared to losses before taxes of CHF 660 million in 2010, primarily reflecting fair value gains on Credit Suisse long-term vanilla debt of CHF 1,421 million compared to CHF 590 million in 2010. The fair value gains on own debt reflected the widening of credit spreads across all currencies, including senior and subordinated debt. Additionally, the 2011 losses included CHF 847 million of costs consisting primarily of severance and other compensation expenses relating to the accelerated Group-wide cost-efficiency initiatives and losses on stand-alone derivatives of CHF 291 million.

Provision for credit losses reflected net provisions of CHF 187 million, with net provisions of CHF 110 million and CHF 77 million in Private Banking and Investment Banking, respectively.
Total operating expenses were CHF 22,493 million, down 6%, mainly reflecting a 10% decrease in compensation and benefits due to lower discretionary performance-related compensation expense and the favorable foreign exchange translation impact, partly offset by CHF 715 million from cost-efficiency measures. General and administrative expenses increased 2%, reflecting an increase in litigation provisions, IT investment costs and costs of CHF 132 million in connection with our cost-efficiency initiatives, partially offset by lower professional fees and the favorable foreign exchange translation impact. Litigation provisions included CHF 478 million in connection with German and US tax matters.

The Core Results effective tax rate was 24.4% in 2011, compared to 22.8% in 2010. The effective tax rate for full-year 2011 was mainly impacted by the geographical mix of results, an increase in deferred tax balances in Switzerland and the US and the release of tax contingency accruals. The effective tax rate also reflected an increase in valuation allowances against deferred tax assets in the UK and Asia and a write-down of deferred tax assets reflecting legislation in the UK and Japan that decreased the corporate income tax rate. Overall, net deferred tax assets decreased CHF 495 million to CHF 8,510 million during 2011.

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management from continuing operations were CHF 1,229.5 billion as of the end of 2011, a decrease of 1.9% compared to the end of 2010. In 2011, we reported net new assets of CHF 40.9 billion, down 40.7% compared to 2010. We had net new assets of CHF 44.5 billion in Private Banking and net asset outflows of CHF 0.9 billion in Asset Management.

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

In Asset Management, net revenues of CHF 2,332 million were up 27% compared to CHF 1,842 million in 2009, primarily reflecting investment-related gains compared to losses in 2009, partially offset by lower income from equity participations. Investment-related gains were CHF 420 million, compared to losses of CHF 365 million in 2009, reflecting improved equity markets. Asset management fees of CHF 1,412 million were up 3%, reflecting higher average assets under management. Average assets under management increased 2.2% to CHF 427.8 billion and were adversely impacted by foreign exchange-related movements and the spin-off of non-core businesses. Placement, transaction and other fees of CHF 143 million were down 15%, reflecting losses related to investments held by AMF and lower revenues from integrated solutions, partially offset by higher private equity placement and real estate transaction fees. Performance fees and carried interest of CHF 187 million were down 15% from lower performance fees from Hedging-Griffo and from diversified investments relating to management of the 2008 Partner Asset Facility (PAF), partially offset by carried interest relating to realized private equity gains. Equity participations income of CHF 41 million was down 88% from 2009, which included significant gains from the sale of part of the traditional investments business to Aberdeen Asset Management (Aberdeen) and the sale of Polish and Korean joint ventures. Other revenues in 2010 and 2009 primarily reflected gains on the sale of securities purchased from money market funds and securities acquired from client securities lending portfolios. Net revenues before securities purchased from money market funds and investment-related gains of CHF 1,769 million were down 16%, primarily due to lower revenues from equity participations.

In Corporate Center, the decreased loss of CHF 660 million compared to a loss of CHF 1,948 million primarily reflected lower litigation provisions and fair value gains on Credit Suisse vanilla debt versus losses in 2009. The 2010 loss included a charge of CHF 404 million for the UK levy on variable compensation and CHF 216 million of litigation provisions, partly offset by CHF 590 million of fair value gains on our long-term vanilla debt, which reflected the positive difference between the straight-line amortization charged to the segments and the net impact of fair valuation adjustments on Credit Suisse debt from widening credit spreads.

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

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management from continuing operations were CHF 1,253.0 billion as of the end of 2010, an increase of 2.0% compared to the end of 2009. In 2010, we reported net new assets of CHF 69.0 billion, up 56.1% compared to 2009. We had net new assets of CHF 54.6 billion in Private Banking and CHF 20.6 billion in Asset Management.

Impact from movements in credit spreads
Our Core Results revenues are impacted by changes in credit spreads on Credit Suisse long-term vanilla debt carried at >>>fair value. For segment reporting purposes, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse long-term vanilla debt as of the opening first quarter 2010 balance sheet are charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads is included in the Corporate Center.

> Refer to “Accounting changes adopted in the first quarter 2010” in II – Operating and financial review – Core Results in the Credit Suisse Annual Report 2010 for further information.
Our Core Results are also impacted by fair valuation gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities. These fair valuation gains/(losses) on the stand-alone derivatives are recorded in the Corporate Center, reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). Regulatory capital excludes cumulative fair value gains/(losses) related to own long-term vanilla debt and structured notes, net of tax.

in	2011	2010	2009

Net income/(loss) attributable to shareholders, excluding impact from movements in credit spreads (CHF million)	1,337	4,880	7,325

Fair value gains/(losses) on own long-term vanilla debt	1,210	341	(750)

of which in Corporate Center	1,421	590	(327)

of which allocated to Investment Banking	(197)	(232)	(397)

of which allocated to other divisions	(14)	(17)	(26)

Fair value gains/(losses) on stand-alone derivatives	(291)	1	–

Tax expense/(benefit)	303	124	(149)

Net income attributable to shareholders	1,953	5,098	6,724

Core Results reporting by division

	in			% change

	2011	2010	2009	11 / 10	10 / 09

Net revenues (CHF million)

Wealth Management Clients	9,030	9,829	9,871	(8)	0

Corporate & Institutional Clients	1,847	1,802	1,791	2	1

Private Banking	10,877	11,631	11,662	(6)	0

Investment Banking	11,496	16,214	20,537	(29)	(21)

Asset Management	2,146	2,332	1,842	(8)	27

Corporate Center	910	448	(424)	103	–

Net revenues	25,429	30,625	33,617	(17)	(9)

Provision for credit losses (CHF million)

Wealth Management Clients	83	70	33	19	112

Corporate & Institutional Clients	27	(52)	147	–	–

Private Banking	110	18	180	–	(90)

Investment Banking	77	(97)	326	–	–

Provision for credit losses	187	(79)	506	–	–

Total operating expenses (CHF million)

Wealth Management Clients	7,479	7,231	6,940	3	4

Corporate & Institutional Clients	940	956	891	(2)	7

Private Banking	8,419	8,187	7,831	3	5

Investment Banking	11,340	12,780	13,366	(11)	(4)

Asset Management	1,593	1,829	1,807	(13)	1

Corporate Center	1,141	1,108	1,524	3	(27)

Total operating expenses	22,493	23,904	24,528	(6)	(3)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	1,468	2,528	2,898	(42)	(13)

Corporate & Institutional Clients	880	898	753	(2)	19

Private Banking	2,348	3,426	3,651	(31)	(6)

Investment Banking	79	3,531	6,845	(98)	(48)

Asset Management	553	503	35	10	–

Corporate Center	(231)	(660)	(1,948)	(65)	(66)

Income from continuing operations before taxes	2,749	6,800	8,583	(60)	(21)

Core Results reporting by region

	in			% change

	2011	2010	2009	11 / 10	10 / 09

Net revenues (CHF million)

Switzerland	8,130	8,416	8,800	(3)	(4)

EMEA	6,474	7,145	9,009	(9)	(21)

Americas	7,304	11,558	12,794	(37)	(10)

Asia Pacific	2,611	3,058	3,438	(15)	(11)

Corporate Center	910	448	(424)	103	–

Net revenues	25,429	30,625	33,617	(17)	(9)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	2,518	2,913	3,295	(14)	(12)

EMEA	293	417	2,146	(30)	(81)

Americas	124	3,762	4,262	(97)	(12)

Asia Pacific	45	368	828	(88)	(56)

Corporate Center	(231)	(660)	(1,948)	(65)	(66)

Income from continuing operations before taxes	2,749	6,800	8,583	(60)	(21)

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

Capital trends
Our consolidated Bank for International Settlements (BIS) tier 1 ratio under >>>Basel II.5 was strong at 15.2% as of the end of 2011, compared to 14.2% as of the end of 2010. The increase reflected decreased risk-weighted assets and increased tier 1 capital.

Our Board of Directors will propose a distribution of CHF 0.75 per share against reserves from capital contributions to the shareholders for 2011 at the Annual General Meeting (AGM) on April 27, 2012. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.

> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management for further information on capital trends.
Risk trends
In 2011, we continued to prudently manage our risk profile to meet the challenges of a volatile market environment and changing regulatory framework. We strengthened our risk management function, improved our risk management approaches and methodologies and continued to invest significantly in our IT infrastructure. We continued to review our risk appetite framework which establishes key principles for managing our risks to ensure an appropriate balance of return and assumed risk, stability of earnings and capital levels we seek to maintain. Overall >>>position risk increased 2%, average >>>risk management Value-at-Risk (VaR) for our trading books decreased 26% and our impaired loans decreased 8%.

> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on risk trends.
Management and Board of Directors changes
Effective August 1, 2011, the Board of Directors appointed Walter Berchtold as chairman of Private Banking and Hans-Ulrich Meister as Chief Executive Officer of Private Banking. Mr. Meister assumed his new position in addition to his role as Chief Executive Officer of Credit Suisse Switzerland. Mr. Berchtold and Mr. Meister remain members of the Executive Board.

As of the AGM on April 29, 2011, Hans-Ulrich Doerig stepped down as Chairman of the Board and was succeeded by Urs Rohner as full-time Chairman. The Board proposes the following candidates to be elected to the Board at the AGM on April 27, 2012: Ms. Iris Bohnet, Academic Dean and Professor of Public Policy at the Harvard Kennedy School, and Mr. Jean-Daniel Gerber, former State Secretary and Director of the Swiss State Secretariat for Economic Affairs. The Board also proposes the following members to be re-elected to the Board: Walter B. Kielholz, Andreas N. Koopmann, Urs Rohner, Richard E. Thornburgh and John Tiner. Peter F. Weibel, the former Audit Committee chairman, having reached the internal age limit, has decided to step down from the Board as of the 2012 AGM.

Evolution of our strategy
In November 2011, we announced that we are adapting our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure in order to sustain returns for shareholders.

> Refer to “Strategy” in I – Information on the company for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.

> Refer to “Regulation and supervision” in I – Information on the company for further information on regulatory developments and proposals.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component. The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on fair value at the time of grant) reduces equity, however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. The Group issues shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards.

> Refer to “Consolidated statements of changes in equity” and “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Tax benefits associated with share-based compensation” in Note 26 – Tax in V – Consolidated financial statements – Credit Suisse Group for further information.
Variable compensation for 2011
Modifications to the 2011 compensation plan are based on existing compensation principles, reflective of industry and regulatory trends and are part of our capital management plan.
Deferred compensation for 2011 was awarded in the form of Group share awards and 2011 Partner Asset Facility (PAF2) units.
Group share awards vest ratably over three years and their final value depends upon the development of the Group share price during the vesting period. In addition, managing directors and other employees designated as material risk takers were awarded performance share awards with the same vesting period that contain a claw-back provision.

The PAF2 plan is a new deferred compensation plan for managing directors and directors. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s derivative activities, including both current and possible future swaps and other derivative transactions. Employees holding PAF2 units are entitled to coupon payments of 5 – 6.5% per annum, but suffer a reduction of principal if losses in excess of USD 500 million are incurred on positions in the portfolio. The PAF2 plan is a transfer of risk from the Group to employees, thereby contributing to risk reduction and capital efficiency. The PAF2 units will vest on March 31, 2012 and will result in costs of CHF 540 million in the first quarter 2012. The change in the fair value of the PAF2 units will be reflected in our results until the awards are finally settled.

Other changes included a change in the threshold for deferred compensation from a CHF/USD 50,000 variable compensation trigger in 2010 to a CHF/USD 250,000 total compensation trigger in 2011. Additionally, the percentage of an employee’s compensation that is deferred starts at the rate of 15% compared to 35% for 2010. Our deferral policy remains in line with regulators’ demands that a substantial portion of variable compensation be subject to future performance and claw-back provisions.

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

Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Fair valuations
>>>Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.

> Refer to “Note 1 – Summary of significant accounting policies” and “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Based on the Group’s regular review of observable parameters used in its pricing models, in 2011 the Group adopted a change in estimate relating to the use of overnight indexed swap (OIS) interest rate yield curves, instead of other reference rates such as >>>London interbank offered rate (LIBOR), in determining the fair value of certain collateralized derivatives, resulting in a loss of CHF 146 million in Investment Banking fixed income sales and trading revenue.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain >>>commercial paper, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain >>>over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>collateralized debt obligation (CDO) securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.

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

As of the end of 2011, 52% and 40% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets recorded as level 3 declined by CHF 3.5 billion during 2011, primarily reflecting decreases in other investments and loans held-for-sale, partially offset by increases in loans. The decrease in other investments primarily reflected net sales, partially offset by realized gains. The decrease in loans held-for-sale primarily reflected net transfers out of level 3 due to improved observability of pricing data and net sales. The increase in loans primarily reflected net purchases.

Our level 3 assets, excluding noncontrolling interests and assets of consolidated VIEs that are not risk-weighted assets under the Basel framework, were CHF 39.3 billion, compared to CHF 39.0 billion as of the end of 2010. As of the end of 2011, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 7% as of the end of 2010, respectively.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 2011 was 49,700, down 400 from the end of 2010. This reflected reductions in headcount of 2,100 employees in connection with our cost-efficiency initiatives in the second half of 2011, primarily in Investment Banking and Private Banking, offset by seasonal graduate and apprentice recruitment, increases due to regulatory requirements and additional headcount from the acquisition of the PFS hedge fund administration business of ABN AMRO (formerly Fortis Bank Nederland) completed in the second quarter of 2011. Compared to year-end 2009, headcount increased 2,100.

> Refer to “Overview” in IV – Corporate Governance and Compensation – Corporate Governance for additional information on personnel.

Key performance indicators
Our key performance indicators (KPIs) are targets to be achieved over a three to five year period across market cycles. Our KPIs are assessed annually as part of our normal planning process.
Growth
We target collaboration revenues of 18% to 20% of net revenues. Collaboration revenues were 16.8% of net revenues for 2011.
For net new assets, we target a growth rate above 6.0%. In 2011, we recorded a net new asset growth rate of 3.3%.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 2011 total shareholder return was (39.4)%. The 2011 average total shareholder return of our peer group was (35.0)%.

For return on equity attributable to shareholders, we target an annual rate of return above 15.0%. The return on equity attributable to shareholders was 6.0% in 2011.
For Core Results, we target a pre-tax income margin above 28.0%. Our pre-tax income margin was 10.8% for 2011.
Capital
Our capital targets are based upon compliance with the Swiss >>>“Too Big to Fail” and >>>Basel III capital standards.
The tier 1 ratio was 15.2% under >>>Basel II.5 and the core tier 1 ratio was 10.7% under Basel II.5 as of the end of 2011.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management for further information.

in / end of	Target	2011	2010	2009

Growth (%)

Collaboration revenues	18 - 20% of net revenues	16.8	14.4	15.5

Net new asset growth	Above 6%	3.3	5.6	4.0

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [1]	Superior return vs peer group	(39.4)	(23.3)	80.1

Total shareholder return of peer group [1,2]	–	(35.0)	(1.7)	36.6

Return on equity attributable to shareholders	Above 15%	6.0	14.4	18.3

Core Results pre-tax income margin	Pre-tax income margin above 28%	10.8	22.2	25.5

1 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value as of the beginning of the period. 2 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Private Banking
In 2011, we reported income before taxes of CHF 2,348 million and net revenues of CHF 10,877 million. We attracted net new assets of CHF 44.5 billion, mainly from emerging markets and the ultra-high-net-worth individual client segment, despite a challenging environment.

Results

	in / end of			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net revenues	10,877	11,631	11,662	(6)	0

Provision for credit losses	110	18	180	–	(90)

Compensation and benefits	4,601	4,737	4,651	(3)	2

General and administrative expenses	3,176	2,793	2,580	14	8

Commission expenses	642	657	600	(2)	10

Total other operating expenses	3,818	3,450	3,180	11	8

Total operating expenses	8,419	8,187	7,831	3	5

Income before taxes	2,348	3,426	3,651	(31)	(6)

of which Wealth Management Clients	1,468	2,528	2,898	(42)	(13)

of which Corporate & Institutional Clients	880	898	753	(2)	19

Statement of operations metrics (%)

Cost/income ratio	77.4	70.4	67.1	–	–

Pre-tax income margin	21.6	29.5	31.3	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,940	6,589	6,236	5	6

Pre-tax return on average utilized economic capital (%) [1]	34.2	52.5	59.0	–	–

Number of employees (full-time equivalents)

Number of employees	25,200	25,600	24,300	(2)	5

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	2011	2010	2009	11 / 10	10 / 09

Net revenue detail (CHF million)

Net interest income	4,592	4,931	5,000	(7)	(1)

Recurring commissions and fees	3,827	4,105	3,980	(7)	3

Transaction-based	2,458	2,595	2,682	(5)	(3)

Net revenues	10,877	11,631	11,662	(6)	0

Provision for credit losses (CHF million)

New provisions	276	289	419	(4)	(31)

Releases of provisions	(166)	(271)	(239)	(39)	13

Provision for credit losses	110	18	180	–	(90)

Balance sheet statistics (CHF million)

Net loans	196,268	182,880	176,009	7	4

of which Wealth Management Clients [1]	139,725	130,435	125,671	7	4

of which Corporate & Institutional Clients	56,543	52,445	50,338	8	4

Deposits	257,521	245,108	257,650	5	(5)

of which Wealth Management Clients [1]	203,350	194,013	210,718	5	(8)

of which Corporate & Institutional Clients	54,171	51,095	46,932	6	9

Number of relationship managers

Switzerland	1,950	2,020	1,980	(3)	2

EMEA	1,180	1,260	1,190	(6)	6

Americas	550	560	550	(2)	2

Asia Pacific	360	360	360	0	0

Wealth Management Clients	4,040	4,200	4,080	(4)	3

Corporate & Institutional Clients (Switzerland)	520	490	490	6	0

Number of relationship managers	4,560	4,690	4,570	(3)	3

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.
Results overview
For 2011, we reported income before taxes of CHF 2,348 million, down 31% compared to 2010. Net revenues of CHF 10,877 million decreased 6% compared to 2010. The adverse impact of the lower average exchange rate of major currencies against the Swiss franc on net revenues and income before taxes in Private Banking was CHF 844 million and CHF 550 million, respectively. Excluding this adverse foreign exchange impact and gains of CHF 72 million from the sale of real estate in 2011, revenues remained stable compared to 2010.

In an ongoing low interest rate environment, net interest income decreased 7%. Recurring commissions and fees were down 7% as average assets under management decreased slightly, mainly due to the adverse foreign exchange translation impact. Excluding fair value losses of CHF 17 million and CHF 50 million related to the Clock Finance transaction in 2011 and 2010, respectively, and the gains from the sale of real estate in 2011, transaction-based revenues decreased 9%. This decrease was driven by significantly lower brokerage and product issuing fees, reflecting lower client activity and lower transaction-based volumes.

Provision for credit losses in 2011 was CHF 110 million compared to CHF 18 million in 2010, mainly driven by lower releases in 2011 compared to 2010.
Total operating expenses were CHF 8,419 million, slightly up compared to 2010, mainly driven by litigation provisions of CHF 478 million, of which CHF 183 million (EUR 150 million) was in connection with the German tax matter and CHF 295 million was in connection with the US tax matter. Excluding these litigation provisions in 2011, and the non-credit-related provisions for >>>ARS of CHF 44 million in 2010, operating expenses decreased 2%. Compensation and benefits decreased 3%, reflecting a favorable foreign exchange translation impact and lower discretionary performance-related compensation expense.

Assets under management as of the end of 2011 were CHF 927.9 billion, stable compared to the end of 2010, as strong net new assets of CHF 44.5 billion were mainly offset by adverse market movements. Net new assets reflect the strength of our international footprint despite the challenging economic environment, including highly volatile equity and foreign exchange markets and client risk aversion. Wealth Management Clients contributed net new assets of CHF 37.8 billion with strong contributions from emerging markets and the >>>ultra-high-net-worth individual (UHNWI) client segment. Switzerland contributed net new assets of CHF 12.8 billion, including CHF 6.7 billion from Corporate & Institutional Clients. Average assets under management in 2011 decreased slightly, as net new assets were more than offset by lower equity markets and foreign exchange-related movements.

In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced a refinement of our Private Banking strategy.
> Refer to “Evolution of our strategy” in I – Information on the company – Strategy and “Private Banking” in I – Information on the company – Our businesses for further information.
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

Recurring revenues, representing 78% of net revenues, were stable. In an ongoing low interest rate environment, stable net interest income reflected slightly lower loan and deposit margins on slightly higher average volumes. Recurring commissions and fees were up 3% and average assets under management increased 9.9%. Investor behavior remained cautious during 2010, reflected in investments in less complex, lower-margin products, also within managed investment products, and a significant portion of assets under management in cash. Transaction-based revenues decreased slightly, reflecting lower client activity. The decline was driven by lower revenues from integrated solutions and brokerage fees and gains from the sale of real estate and ARS in 2009, partially offset by higher product issuing fees and fair value losses on the Clock Finance transaction of CHF 50 million compared to CHF 118 million in 2009. Excluding the fair value losses on the Clock Finance transaction in 2010 and 2009, transaction-based revenues decreased 6%.

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

Assets under management as of the end of 2010 were CHF 932.9 billion, up 2.0% compared to 2009. The increase reflected strong net new assets and positive equity and bond market movements, mostly offset by adverse foreign exchange-related movements, mainly due to the weakening of the euro and the US dollar against the Swiss franc. Net new assets of CHF 54.6 billion benefited from strong inflows in all regions and were up 31.3% compared to 2009. Wealth Management Clients contributed net new assets of CHF 45.3 billion. Over 80% of these net new assets were from international regions, with particularly strong inflows from emerging markets and the UHNWI client segment. Switzerland contributed net new assets of CHF 17.6 billion, including CHF 9.3 billion from Corporate & Institutional Clients. While assets under management as of the end of 2010 were 2.0% higher, average assets under management increased 9.9% compared to 2009.

Assets under management - Private Banking

	in / end of			% change

	2011	2010	2009	11 / 10	10 / 09

Assets under management by region (CHF billion)

Switzerland	305.2	323.7	328.2	(5.7)	(1.4)

EMEA	262.4	268.6	277.3	(2.3)	(3.1)

Americas	140.9	137.2	129.6	2.7	5.9

Asia Pacific	83.0	78.5	67.7	5.7	16.0

Wealth Management Clients	791.5	808.0	802.8	(2.0)	0.6

Corporate & Institutional Clients (Switzerland)	136.4	124.9	112.1	9.2	11.4

Assets under management	927.9	932.9	914.9	(0.5)	2.0

Average assets under management (CHF billion)

Average assets under management	921.4	941.8	857.2	(2.2)	9.9

Assets under management by currency (CHF billion)

USD	296.6	300.9	298.2	(1.4)	0.9

EUR	204.5	220.7	248.4	(7.3)	(11.2)

CHF	296.2	292.3	269.9	1.3	8.3

Other	130.6	119.0	98.4	9.7	20.9

Assets under management	927.9	932.9	914.9	(0.5)	2.0

Net new assets by region (CHF billion)

Switzerland	6.1	8.3	5.5	(26.5)	50.9

EMEA	13.7	15.1	10.3	(9.3)	46.6

Americas	7.6	9.5	8.0	(20.0)	18.8

Asia Pacific	10.4	12.4	11.5	(16.1)	7.8

Wealth Management Clients	37.8	45.3	35.3	(16.6)	28.3

Corporate & Institutional Clients (Switzerland)	6.7	9.3	6.3	(28.0)	47.6

Net new assets	44.5	54.6	41.6	(18.5)	31.3

Growth in assets under management (CHF billion)

Net new assets	37.8	45.3	35.3	–	–

Other effects	(54.3)	(40.1)	73.3	–	–

of which market movements	(37.9)	36.8	83.3	–	–

of which currency	(8.2)	(70.8)	(4.1)	–	–

of which other	(8.2)	(6.1)	(5.9)	–	–

Wealth Management Clients	(16.5)	5.2	108.6	–	–

Corporate & Institutional Clients	11.5	12.8	17.4	–	–

Growth in assets under management	(5.0)	18.0	126.0	–	–

Growth in assets under management (%)

Net new assets	4.8	6.0	5.3	–	–

of which Wealth Management Clients	4.7	5.6	5.1	–	–

of which Corporate & Institutional Clients	5.4	8.3	6.7	–	–

Other effects	(5.3)	(4.0)	10.7	–	–

Growth in assets under management	(0.5)	2.0	16.0	–	–

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. In 2011, the pre-tax income margin was 21.6% compared to 29.5% in 2010 and 31.3% in 2009.
Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 2011, our net new asset growth rate was 4.7%. In 2010, our net new asset growth rate was 5.6%. In 2009, which included net client outflows of CHF 5.6 billion related to a tax amnesty in Italy, our net new asset growth rate was 5.1%.

Results detail
The following provides a comparison of our 2011 results versus 2010 and 2010 results versus 2009.
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

2011 vs 2010: Down 6% from CHF 11,631 million to CHF 10,877 million
The decrease was driven by lower revenues across all revenue categories and an adverse foreign translation impact of CHF 844 million. Net interest income decreased 7%, due to lower deposit margins on lower average volumes and slightly lower loan margins on slightly higher average volumes. Lower deposit margins reflected the low interest environment with a relatively flat interest curve. Recurring commissions and fees declined 7% due to lower revenues across most categories, mainly reflecting the adverse foreign exchange translation impact, including the impact on average assets under management. Transaction-based revenues were 5% lower, mainly due to significantly lower brokerage and product issuing fees, reflecting lower client activity and lower transaction-based volumes, particularly from bonds, equities and mutual funds, partially offset by a gain from the sale of real estate of CHF 72 million in 2011. Transaction-based revenues included fair value losses on the Clock Finance transactions of CHF 17 million in 2011 compared to fair value losses of CHF 50 million in 2010.

2010 vs 2009: Stable at CHF 11 , 631 million
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

Provision for credit losses
2011 vs 2010: Up from CHF 18 million to CHF 110 million
Provision for credit losses of CHF 110 million were up CHF 92 million compared to 2010, driven by lower releases of provisions compared to 2010. New provisions were 4% lower. Provisions for credit losses reflected net provisions of CHF 83 million in Wealth Management Clients and CHF 27 million in Corporate & Institutional Clients. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

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

Operating expenses
Compensation and benefits
2011 vs 2010: Down 3% from CHF 4,737 million to CHF 4,601 million
Compensation and benefits decreased slightly, reflecting a favorable foreign exchange translation impact and lower discretionary performance-related compensation expense.
2010 vs 2009: Up 2% from CHF 4,651 million to CHF 4,737 million
The increase was primarily due to increases in headcount and base salaries and related benefits, partially offset by lower performance-related variable compensation, reflecting the higher base salaries and the higher proportion of performance-related variable compensation deferred through share-based and other awards.

General and administrative expenses
2011 vs 2010: Up 14% from CHF 2,793 million to CHF 3,176 million
The increase primarily reflected litigation provisions of CHF 478 million, of which CHF 183 million (EUR 150 million) was in connection with the German tax matter and CHF 295 million was in connection with the US tax matter. 2010 included CHF 44 million of provisions related to ARS. Excluding these litigation provisions, general and administrative expenses decreased slightly.

2010 vs 2009: Up 8% from CHF 2,580 million to CHF 2,793 million
The increase primarily reflected insurance proceeds of CHF 100 million in 2009 and higher marketing and sales expenses and ongoing investments in our client advisory services and international platforms, mainly IT investments, in 2010.

Personnel
Headcount as of the end of 2011 was 25,200, compared to 25,600 as of the end of 2010 and 24,300 as of the end of 2009. The decrease from 2010 mainly reflected reductions in connection with our cost-efficiency initiatives, partially offset by investments in our growth markets, advisory and solutions capabilities and multi-shore business model, including IT investments. The number of relationship managers in Wealth Management Clients decreased by 160 from 2010, mainly in connection with our cost-efficiency initiatives but also reflecting a continued talent upgrade, and decreased by 40 from 2009.

Wealth Management Clients
Net revenues
Net interest income
2011 vs 2010: Down 9% from CHF 3 , 747 million to CHF 3,407 million
The decrease primarily reflected lower deposit margins on lower average volumes, and stable loan margins on slightly higher average volumes.
2010 vs 2009: Stable at CHF 3,747 million
Stable net interest income reflected stable margins on higher average loan volumes and stable average deposit volumes.
Recurring commissions and fees
2011 vs 2010: Down 6% from CHF 3,679 million to CHF 3,440 million
The decrease reflected lower revenues in investment product management fees, banking services fees and discretionary mandate management fees, partially offset by higher investment account and services fees. Overall the decrease was driven by lower average assets under management, mainly due to adverse market movements and the strengthening of the average exchange rate of the Swiss franc against major currencies compared to 2010.

2010 vs 2009: Up 2% from CHF 3,604 million to CHF 3,679 million
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

Transaction-based
2011 vs 2010: Down 9% from CHF 2,403 million to CHF 2,183 million
The decline was driven by substantially lower brokerage and product issuing fees, primarily in bonds, equities and mutual funds, reflecting significantly lower client activity and lower transaction-based volumes, partially offset by a gain from the sale of real estate of CHF 72 million in 2011.

2010 vs 2009: Down 6% from CHF 2,561 million to CHF 2,403 million
The decrease was mainly driven by lower revenues from integrated solutions, which were particularly strong in 2009, gains from the sale of real estate and ARS in 2009 and lower brokerage fees, reflecting the low level of client activity, partly offset by higher product issuing fees.

Gross Margin
Our gross margin was 114 basis points in 2011, six basis points below 2010 and 17 basis points below 2009. Compared to 2010, the net interest income margin decreased three basis points, reflecting 9% lower net interest income and 3.6% lower average assets under management. The recurring commissions and fees margin decreased two basis points in 2011, as recurring commissions and fees decreased 6% while average assets under management decreased. The transaction-based margin decreased one basis point, reflecting a 9% decline in transaction-based revenues and the decrease in average assets under management.

Results - Wealth Management Clients

	in / end of			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net revenues	9,030	9,829	9,871	(8)	0

Provision for credit losses	83	70	33	19	112

Total operating expenses	7,479	7,231	6,940	3	4

Income before taxes	1,468	2,528	2,898	(42)	(13)

Statement of operations metrics (%)

Cost/income ratio	82.8	73.6	70.3	–	–

Pre-tax income margin	16.3	25.7	29.4	–	–

Net revenue detail (CHF million)

Net interest income	3,407	3,747	3,706	(9)	1

Recurring commissions and fees	3,440	3,679	3,604	(6)	2

Transaction-based	2,183	2,403	2,561	(9)	(6)

Net revenues	9,030	9,829	9,871	(8)	0

Average assets under management (CHF billion)

Average assets under management	791.7	820.9	755.4	(3.6)	8.7

Gross margin on assets under management (bp) [1]

Net interest income	43	46	49	–	–

Recurring commissions and fees	43	45	48	–	–

Transaction-based	28	29	34	–	–

Gross margin	114	120	131	–	–

1 Net revenues divided by average assets under management.

Corporate & Institutional Clients
Net revenues
Net interest income
2011 vs 2010: Stable at CHF 1,185 million
Stable net interest income reflected slightly higher deposit margins on higher average volumes and slightly lower loan margins on slightly higher average volumes.
2010 vs 2009: Down 9% from CHF 1,294 million to CHF 1,184 million
The decrease was due to significantly lower deposit margins on higher average volumes and lower loan margins on stable average volumes.
Recurring commissions and fees
2011 vs 2010: Down 9% from CHF 426 million to CHF 387 million
The decline was driven by lower investment account and services fees, lower investment product management fees and lower banking services fees.
2010 vs 2009: Up 13% from CHF 376 million to CHF 426 million
The increase was mainly driven by higher lending commissions and asset-based fees, reflecting growth in our business with financial institutions.
Transaction-based
2011 vs 2010: Up 43% from CHF 192 million to CHF 275 million
The increase was mainly driven by lower fair value losses on the Clock Finance transaction in 2011 of CHF 17 million compared to losses of CHF 50 million in 2010. The increase was also driven by higher foreign exchange income from client transactions and revenues from integrated solutions.

2010 vs 2009: Up 59% from CHF 121 million to CHF 192 million
The increase was mainly driven by fair value losses of CHF 50 million on the Clock Finance transaction in 2010 compared to losses of CHF 118 million in 2009. Excluding the fair value losses on the Clock Finance transaction, transaction-based revenues were stable.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume in 2011 of 77 basis points was one basis point below 2010, as net revenues increased 2% and the average business volume increased 3.9%, mainly from higher average assets under management.

Results - Corporate & Institutional Clients

	in / end of			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net revenues	1,847	1,802	1,791	2	1

Provision for credit losses	27	(52)	147	–	–

Total operating expenses	940	956	891	(2)	7

Income before taxes	880	898	753	(2)	19

Statement of operations metrics (%)

Cost/income ratio	50.9	53.1	49.7	–	–

Pre-tax income margin	47.6	49.8	42.0	–	–

Net revenue detail (CHF million)

Net interest income	1,185	1,184	1,294	0	(9)

Recurring commissions and fees	387	426	376	(9)	13

Transaction-based	275	192	121	43	59

Net revenues	1,847	1,802	1,791	2	1

Average business volume (CHF billion)

Average business volume	240.9	231.8	208.9	3.9	11.0

Business volume (CHF billion)

Client assets	194.1	182.7	170.0	6.2	7.5

of which assets under management	136.4	124.9	112.1	9.2	11.4

of which commercial assets	50.8	50.9	51.1	(0.2)	(0.4)

of which custody assets	6.9	6.9	6.8	0.0	1.5

Net loans	56.5	52.4	50.3	7.8	4.2

Business volume	250.6	235.1	220.3	6.6	6.7

Return on business volume (bp) [1]

Return on business volume	77	78	86	–	–

1 Net revenues divided by average business volume.

Investment Banking
For 2011, we reported income before taxes of CHF 79 million and net revenues of CHF 11,496 million. Our performance was impacted by subdued client activity levels and a volatile trading environment. We made substantial progress in executing our refined strategy, including reducing our Basel III risk-weighted assets from CHF 309 billion at the end of 2010 to CHF 233 billion at the end of 2011.

Results

	in / end of			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net revenues	11,496	16,214	20,537	(29)	(21)

Provision for credit losses	77	(97)	326	–	–

Compensation and benefits	6,667	8,033	8,652	(17)	(7)

General and administrative expenses	3,503	3,495	3,559	–	(2)

Commission expenses	1,170	1,252	1,155	(7)	8

Total other operating expenses	4,673	4,747	4,714	(2)	1

Total operating expenses	11,340	12,780	13,366	(11)	(4)

Income/(loss) before taxes	79	3,531	6,845	(98)	(48)

Statement of operations metrics (%)

Cost/income ratio	98.6	78.8	65.1	–	–

Pre-tax income margin	0.7	21.8	33.3	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,917	20,735	20,155	(4)	3

Pre-tax return on average utilized economic capital (%) [1]	1.0	17.6	34.6	–	–

Number of employees (full-time equivalents)

Number of employees	20,900	20,700	19,400	1	7

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change

	2011	2010	2009	11 / 10	10 / 09

Net revenue detail (CHF million)

Debt underwriting	1,441	2,015	1,141	(28)	77

Equity underwriting	719	901	1,190	(20)	(24)

Total underwriting	2,160	2,916	2,331	(26)	25

Advisory and other fees	857	1,090	793	(21)	37

Total underwriting and advisory	3,017	4,006	3,124	(25)	28

Fixed income sales and trading	3,886	6,446	10,457	(40)	(38)

Equity sales and trading	4,738	5,884	7,469	(19)	(21)

Total sales and trading	8,624	12,330	17,926	(30)	(31)

Other	(145)	(122)	(513)	19	(76)

Net revenues	11,496	16,214	20,537	(29)	(21)

Average one-day, 98% Value-at-Risk (CHF million) [1]

Interest rate and credit spread	72	94	152	(23)	(38)

Foreign exchange	24	17	21	41	(19)

Commodity	10	20	25	(50)	(20)

Equity	13	26	32	(50)	(19)

Diversification benefit	(44)	(61)	(85)	(28)	(28)

Average one-day, 98% Value-at-Risk	75	96	145	(22)	(34)

Basel III risk-weighted assets (billion) [2]

Risk-weighted assets (CHF)	233	309	332	(25)	(7)

Risk-weighted assets (USD)	248	330	322	(25)	2

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day risk management VaR measure was revised in the second quarter of 2011. Refer to "Market risk" in IV – Treasury, Risk, Balance sheet and off-balance sheet – Risk management for further information on VaR and changes in VaR methodology 2 As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III risk-weighted assets for purposes of this report in accordance with the currently proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

Results overview
In 2011, we reported income before taxes of CHF 79 million and net revenues of CHF 11,496 million, compared to income before taxes of CHF 3,531 million and net revenues of CHF 16,214 million in 2010. Results in many of our businesses in 2011 were impacted by significantly lower levels of client activity and a volatile trading environment compared to 2010.

In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced a refinement of our Investment Banking strategy. We have made significant progress in executing our refined strategy and have accelerated our risk-weighted asset reduction plan and expect to exceed our previously announced year-end 2012 Basel III risk-weighted assets target of USD 229 billion by the end of the first quarter of 2012. Basel III risk-weighted assets were reduced by CHF 76 billion in 2011.

> Refer to “Evolution of our strategy” in I – Information on the company – Strategy and “Investment Banking” in I – Information on the company – Our businesses for further information.
Our fixed income sales and trading revenues were significantly lower in 2011, reflecting challenging trading conditions, subdued client activity levels across most businesses and the execution of our risk reduction strategy. We incurred losses of CHF 547 million from businesses we are exiting and the reduction of risk-weighted assets. Revenues in securitized products were significantly weaker than 2010, reflecting valuation reductions on client inventory, losses on sales of client inventory as we reduced risk-weighted assets and lower client activity. Results in our credit businesses, including leveraged finance and investment grade trading, also noticeably declined from 2010, reflecting mark-to-market losses on client inventory.

Our equity sales and trading results were resilient despite lower levels of client activity. We had lower cash equities results, driven by reduced client trading activity and weaker results in derivatives, reflecting reduced customer flow. Prime services revenues declined, reflecting the foreign exchange translation impact. In US dollars, we had record prime services results due to higher client activity and higher client balances. In 2011, we maintained our market share and leading market share rankings in cash equities and prime services.

Underwriting and advisory results were lower, reflecting a decline in industry-wide capital issuance levels and a decrease in our completed M&A market share, respectively.
Our results included debit valuation adjustment (DVA) gains relating to structured note liabilities of CHF 698 million in 2011 compared to DVA losses of CHF 73 million in 2010. Our results also included fair value losses on Credit Suisse vanilla debt of CHF 197 million in 2011 compared to fair value losses of CHF 232 million in 2010.

> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.
We had net provisions for credit losses of CHF 77 million in 2011 compared to net releases of provisions of CHF 97 million in 2010, driven by higher provisions, mainly against a guarantee provided in a prior year to a third-party bank, and lower releases and recoveries.

Total operating expenses were CHF 11,340 million, down 11%, reflecting a 17% decrease in compensation and benefits. The decrease in compensation and benefits was primarily driven by lower deferred compensation expense from prior-year awards, lower discretionary performance-related compensation expense, reflecting the lower results, and lower salary expense. General and administrative expenses were flat in Swiss francs, reflecting the foreign exchange translation impact. In US dollars, expenses increased 18%. The increase reflected an accrual for the UK bank levy of CHF 115 million, an increase in IT investments, higher litigation provisions and an increase in risk management costs.

The weakening of the average rate of the US dollar against the Swiss franc in 2011 adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 17% lower and total operating expenses were 4% higher compared to 2010.

For 2010, income before taxes was CHF 3,531 million, compared to CHF 6,845 million in 2009. Net revenues were CHF 16,214 million, compared to CHF 20,537 million in 2009. Approximately CHF 1.3 billion of our revenues in 2009 were due to the normalization of market conditions that had become severely dislocated in the fourth quarter of 2008. In addition, results in many of our businesses in 2010 were impacted by lower levels of client trading activity compared to 2009. We made progress in the implementation of our client-focused, capital-efficient strategy and continued to increase our market share across most businesses and regions. Fixed income sales and trading revenues were resilient, although significantly lower compared to 2009, reflecting the normalization of market conditions from more favorable market conditions in 2009 and a challenging environment in 2010. The industry was affected mainly by macroeconomic uncertainties, triggered by sovereign debt concerns in Europe that increased market volatility. Equity sales and trading results were solid, although lower compared to a strong 2009, reflecting lower levels of client trading activity despite improved market share. Underwriting and advisory results were strong, reflecting an increase in industry-wide capital issuance levels and completed M&A activity and an improved share of wallet with clients. Results included fair value losses on Credit Suisse vanilla debt of CHF 232 million compared to net fair value losses of CHF 397 million in 2009 and were also impacted by debit valuation adjustment (DVA) losses relating to structured note liabilities of CHF 73 million compared to DVA losses of CHF 321 million in 2009. We had net releases of provisions for credit losses of CHF 97 million in 2010 compared to net provisions of CHF 326 million in 2009. Total operating expenses were 4% lower than 2009, primarily driven by a 7% decrease in compensation and benefits. The weakening of the average rate of the US dollar against the Swiss franc in 2010 adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 17% lower and total operating expenses were 1% higher compared to 2009.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The 2011 pre-tax income margin was 0.7% compared to 21.8% in 2010 and 33.3% in 2009.
Value-at-Risk
The average one-day, 98% >>>risk management VaR was CHF 75 million in 2011, compared to CHF 96 million in 2010 and CHF 145 million in 2009.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for further information on VaR.
Results detail
The following provides a comparison of our 2011 results versus 2010 and 2010 results versus 2009.
Net revenues
Debt underwriting
2011 vs 2010: Down 28% from CHF 2,015 million to CHF 1,441 million
The decrease was primarily due to weaker results in leveraged finance, reflecting reduced industry-wide high yield issuance volumes. We also had lower results in investment grade issuance, driven by slightly lower market share.

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

Equity underwriting
2011 vs 2010: Down 20% from CHF 901 million to CHF 719 million
The decrease was primarily driven by lower revenues from IPOs, reflecting lower industry-wide issuance volumes compared to 2010. We also had lower results from convertibles and follow-on offerings.
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

Advisory and other fees
2011 vs 2010: Down 21% from CHF 1,090 million to CHF 857 million
The decrease reflected lower M&A and other advisory fees, driven by a slight decline in completed M&A market share.
2010 vs 2009: Up 37% from CHF 793 million to CHF 1,090 million
The increase was due to higher M&A advisory fees, driven by a significant improvement in completed M&A market share.
Fixed income sales and trading
2011 vs 2010: Down 40% from CHF 6,446 million to CHF 3,886 million
The decrease was primarily due to significantly weaker results in securitized products, reflecting valuation reductions on client inventory, including >>>commercial mortgage-backed securities (CMBS) and >>>RMBS, losses on sales of client inventory as we reduced risk-weighted assets, and subdued client flow. We also had weaker results in our credit business, including leveraged finance and investment grade trading, primarily reflecting mark-to-market losses on client inventory. Revenues were lower across all other fixed income businesses as well, including global rates, foreign exchange, emerging markets, corporate lending, and commodities, reflecting difficult trading conditions. In addition, we incurred losses of CHF 547 million from businesses we are exiting and the reduction of risk-weighted assets. Our results included DVA gains on structured note liabilities of CHF 460 million compared to DVA losses of CHF 10 million in 2010, and fair value losses on Credit Suisse vanilla debt of CHF 178 million compared to fair value losses of CHF 209 million in 2010.

2010 vs 2009: Down 38% from CHF 10,457 million to CHF 6,446 million
The decrease was due to lower revenues across most fixed income businesses, particularly global rates and credit, including leveraged finance and investment grade trading. Revenues in these businesses, although solid, were significantly lower compared to a strong 2009, reflecting less favorable market conditions than in 2009 and market volatility triggered by sovereign debt concerns in Europe in 2010. We also had lower revenues in global foreign exchange and corporate lending, and losses in our exit business and fixed income arbitrage trading, compared to revenues in 2009. Approximately CHF 1,100 million of our fixed income trading revenues in 2009 were driven by the normalization of market conditions that had become severely dislocated in the fourth quarter of 2008. The decrease in revenues was partly offset by improved results in several of our exit businesses, including significantly lower valuation reductions in our CMBS exit portfolio compared to 2009, and gains in certain RMBS businesses compared to losses in 2009. We also had strong revenues in our US RMBS business, as higher non-agency revenues offset a decline in agency revenues. In 2010, revenues in RMBS and leveraged finance benefited from strong investor demand for yield-driven products. During the year, we improved our market share in >>>flow-based businesses across products and regions. Our results included DVA losses on structured note liabilities of CHF 10 million compared to DVA losses of CHF 347 million in 2009, and fair value losses on Credit Suisse vanilla debt of CHF 209 million compared to fair value losses of CHF 358 million in 2009.

Equity sales and trading
2011 vs 2010: Down 19% from CHF 5,884 million to CHF 4,738 million
The decrease was due to lower cash equities results, driven by reduced client trading activity. We also had weak results in derivatives, reflecting reduced customer flow. Prime services revenues declined, reflecting the foreign exchange translation impact. In US dollars, we had record prime services results due to higher client activity and higher client balances. In 2011, we maintained our market share and leading market share rankings in cash equities and prime services. Our results included DVA gains on structured note liabilities of CHF 238 million compared to DVA losses of CHF 63 million in 2010, and fair value losses on Credit Suisse vanilla debt of CHF 20 million compared to fair value losses of CHF 23 million in 2010.

2010 vs 2009: Down 21% from CHF 7,469 million to CHF 5,884 million
The decrease was due to lower revenues across most equity businesses compared to very strong results in 2009. Our results in cash equities were solid, although lower, reflecting uneven market volumes and lower client trading activity during 2010. We also reported lower revenues from equity arbitrage trading strategies and solid, but lower, revenues in convertibles and derivatives. Our combined revenues from convertibles and derivatives in 2009 included approximately CHF 200 million of revenues that were driven by the normalization of market conditions that had become severely dislocated in the fourth quarter of 2008. We also had slightly lower revenues in prime services, reflecting the foreign exchange translation impact. In US dollars, we had record revenues in prime services, despite subdued levels of hedge fund leverage and activity, reflecting higher client balances and market share. In 2010, we improved our market share and maintained our leading market share rankings in cash equities and prime services. Our results included DVA losses on structured note liabilities of CHF 63 million compared to DVA gains of CHF 26 million in 2009, and fair value losses on Credit Suisse vanilla debt of CHF 23 million compared to fair value losses of CHF 40 million in 2009.

Provision for credit losses
2011 vs 2010: From CHF (97) million to CHF 77 million
The change reflected higher provisions, mainly against a guarantee provided in a prior year to a third-party bank, and lower releases and recoveries.
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

Operating expenses
Compensation and benefits
2011 vs 2010: Down 17% from CHF 8,033 million to CHF 6,667 million
The decrease was primarily driven by lower deferred compensation expense from prior-year awards, lower discretionary performance-related compensation expense, reflecting the lower results, and lower salary expense.

2010 vs 2009: Down 7% from CHF 8,652 million to CHF 8,033 million
The decrease was primarily due to lower discretionary performance-related compensation expense, reflecting lower risk-adjusted profitability, higher base salaries and a higher proportion of discretionary performance-related compensation expense deferred through share-based, restricted cash and other awards. The decrease was offset in part by an increase in salary expense, reflecting higher base salaries and increased headcount, and higher deferred compensation from prior-year share awards.

General and administrative expenses
2011 vs 2010: Stable from CHF 3,495 million to CHF 3,503 million
General and administrative expenses reflected the foreign exchange translation impact. In US dollars, expenses increased 18%. The increase reflected an accrual for the UK bank levy of CHF 115 million, increases in IT investments, higher litigation provisions and an increase in risk management costs.

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

Personnel
Headcount as of the end of 2011 was 20,900, compared to 20,700 as of the end of 2010 and 19,400 as of the end of 2009. The increase from 2010 was primarily driven by seasonal graduate recruitment in investment banking, fixed income and equities, and additional headcount from the acquisition of the PFS hedge fund administration business of ABN AMRO (formerly Fortis Bank Nederland) completed in the second quarter of 2011. This increase was partly offset by headcount reductions in Investment Banking and related support functions as part of our cost-efficiency initiatives.

Asset Management
In 2011, we recorded income before taxes of CHF 553 million and net revenues of CHF 2,146 million. Fee-based revenues increased due to higher placement fees and carried interest on realized private equity gains. Investment-related gains decreased to CHF 305 million. We recorded net asset outflows of CHF 0.9 billion, with inflows in alternative investments and multi-asset class solutions more than offset by outflows from discontinued businesses, investment sales and pension advisory services.

Results

	in / end of			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net revenues	2,146	2,332	1,842	(8)	27

Provision for credit losses	0	0	0	–	–

Compensation and benefits	932	1,082	1,090	(14)	(1)

General and administrative expenses	527	583	557	(10)	5

Commission expenses	134	164	160	(18)	2

Total other operating expenses	661	747	717	(12)	4

Total operating expenses	1,593	1,829	1,807	(13)	1

Income/(loss) before taxes	553	503	35	10	–

Statement of operations metrics (%)

Cost/income ratio	74.2	78.4	98.1	–	–

Pre-tax income margin	25.8	21.6	1.9	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,359	3,539	3,467	(5)	2

Pre-tax return on average utilized economic capital (%) [1]	17.5	15.2	2.1	–	–

Number of employees (full-time equivalents)

Number of employees	2,700	2,900	3,100	(7)	(6)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in					% change

	2011	2010		2009		11 / 10	10 / 09

Net revenue detail by type (CHF million)

Asset management fees	1,263	1,396		1,367		(10)	2

Placement, transaction and other fees	259	161		180		61	(11)

Performance fees and carried interest	221	187		220		18	(15)

Equity participations	122	89		52		37	71

Fee-based revenues	1,865	1,833		1,819		2	1

Investment-related gains/(losses)	305	432		(365)		(29)	–

Equity participations gains/(losses)	7	(48)		286

Other revenues [1]	(31)	115	[2]	102	[2,3]	–	13

Net revenues	2,146	2,332		1,842		(8)	27

Net revenue detail by investment strategies (CHF million)

Alternative investments	1,247	1,193		1,087		5	10

Traditional investments	505	521		464		(3)	12

Diversified investments [4]	123	63		425		95	(85)

Other	(34)	123	[2]	231	[2,3]	–	(47)

Net revenues before investment-related gains/(losses)	1,841	1,900		2,207		(3)	(14)

Investment-related gains/(losses)	305	432		(365)		(29)	–

Net revenues	2,146	2,332		1,842		(8)	27

Fee-based margin on assets under management (bp)

Fee-based margin [5]	44	43		43		–	–

1 Includes allocated funding costs. 2 Includes realized and unrealized gains on securities purchased from our money market funds. 3 Includes realized and unrealized gains from client securities lending portfolios. 4 Includes revenues relating to management of the 2008 Partner Asset Facility and income from our equity investment in Aberdeen. 5 Fee-based revenues divided by average assets under management.

Results overview
In 2011, income before taxes was CHF 553 million, compared to CHF 503 million in 2010. The adverse impact of the higher average exchange rate of the Swiss franc against major currencies on net revenues and income before taxes was CHF 239 million and CHF 69 million, respectively. Net revenues of CHF 2,146 million decreased 8% compared to 2010, primarily reflecting the adverse foreign exchange translation impact in 2011 and gains in 2010 of CHF 143 million from securities purchased from our money market funds. Net revenues before investment-related gains were CHF 1,841 million, up 5% excluding gains in 2010 from securities purchased from our money market funds.

Compared with 2010, fee-based revenues increased 2%. Asset management fees of CHF 1,263 million were down 10%, reflecting the adverse foreign exchange translation impact and the spin-off and sale of non-core businesses in 2010. Average assets under management decreased 2.0% to CHF 419.3 billion and were adversely impacted by negative market performance and adverse foreign exchange-related movements. Placement, transaction and other fees of CHF 259 million were up 61% from improved private equity placement fees and losses in 2010 related to investments held by AMF. Performance fees and carried interest of CHF 221 million were up 18% from higher carried interest relating to realized private equity gains, partially offset by lower performance fees. Income from equity participations of CHF 122 million was up 37% from 2010, reflecting higher income from single-manager hedge funds. Investment-related gains were CHF 305 million, down 29% from 2010. Other revenues in 2010 primarily reflected gains on the sale of securities purchased from our money market funds. Total operating expenses of CHF 1,593 million were 13% lower than in 2010, reflecting lower compensation and benefits and general and administrative expenses, benefiting from the favorable foreign exchange translation impact.

Assets under management were CHF 408.0 billion, down 4.2% compared to the end of 2010, reflecting adverse market performance, negative foreign exchange-related movements and net asset outflows. Net asset outflows in 2011 of CHF 0.9 billion included net outflows of CHF 4.9 billion in traditional investments and net inflows of CHF 3.9 billion in alternative investments. In traditional investments, outflows in pension advisory services were partially offset by inflows in multi-asset class solutions. In alternative investments, inflows in real estate and commodities and exchange-traded funds (ETF) were partially offset by net outflows in emerging markets and hedge funds and from outflows from discontinued businesses and investment sales.

In 2010, income before taxes was CHF 503 million, compared to CHF 35 million in 2009. Results were impacted by the weakening of the average rate of the US dollar and euro against the Swiss franc. Net revenues of CHF 2,332 million were up 27% compared to 2009, primarily reflecting investment-related gains compared to losses in 2009, partially offset by lower equity participations gains. Asset management fees of CHF 1,396 million were up 2%, reflecting higher average assets under management. Average assets under management increased 2.2% to CHF 427.8 billion and were adversely impacted by foreign exchange-related movements and the spin-off of non-core businesses. Placement, transaction and other fees of CHF 161 million were down 11%, reflecting losses related to investments held by AMF and lower revenues from integrated solutions, partially offset by higher private equity placement and real estate transaction fees. Performance fees and carried interest of CHF 187 million were down 15% from lower performance fees and from diversified investments relating to management of the PAF, partially offset by carried interest relating to realized private equity gains. Equity participations income of CHF 89 million was up 71% from 2009 reflecting improvements in income in diversified strategies. Investment-related gains were CHF 432 million, compared to losses of CHF 365 million in 2009, reflecting improved equity markets. Equity participations losses in 2010 resulted from a reduction of our ownership interest in Aberdeen due to an issuance of shares by Aberdeen, and compared with significant gains in 2009 which included the sale of part of our traditional investments business to Aberdeen and the sale of two joint ventures. Other revenues in 2010 and 2009 primarily reflected gains on the sale of securities purchased from our money market funds and securities acquired from client securities lending portfolios. Net revenues before securities purchased from our money market funds and investment-related gains of CHF 1,757 million were down 16%, primarily due to lower equity participations gains. Total operating expenses of CHF 1,829 million were stable.

Assets under management were CHF 425.8 billion, up 2.4% compared to the end of 2009, primarily reflecting strong net new assets and positive market performance, partially offset by adverse foreign exchange-related movements. Net new assets in 2010 of CHF 20.6 billion included inflows of CHF 12.9 billion in alternative investments, primarily in ETFs, real estate and index strategies, and net inflows of CHF 7.7 billion in traditional investments, primarily in multi-asset class solutions.

In February 2012 we sold an interest in Aberdeen Asset Management, resulting in gains of approximately CHF 170 million recorded in the first quarter of 2012. Our remaining ownership interest in Aberdeen is 9.8%.

In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced a refinement of our strategy.
> Refer to “Evolution of our strategy” in I – Information on the company – Strategy and “Asset Management” in I – Information on the company – Our businesses for further information.
Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 35%. The pre-tax income margin was 25.8% in 2011, compared to 21.6% in 2010 and 1.9% in 2009.
Net new asset growth rate (KPI)
We target a net new asset growth rate of above 6%. In 2011, the growth rate was (0.2)%, compared to 5.0% in 2010, and 0.1% in 2009.
Fee-based margin
The fee-based margin, which is asset management fees, placement, transaction and other fees, performance fees and carried interest and equity participations income divided by average assets under management, was 44 basis points in 2011, compared to 43 basis points in both 2010 and 2009.

Assets under management – Asset Management

	in / end of					% change

	2011		2010	2009		11 / 10	10 / 09

Assets under management (CHF billion)

Alternative investments	190.9		196.0	185.5		(2.6)	5.7

of which hedge funds	24.9		27.3	25.2		(8.8)	8.3

of which private equity	28.4		30.8	32.2		(7.8)	(4.3)

of which real estate & commodities	47.1		43.4	41.5		8.5	4.6

of which credit	19.0		18.3	18.5		3.8	(1.1)

of which ETF	14.6		14.6	10.0		0.0	46.0

of which index strategies	51.5		54.2	51.9		(5.0)	4.4

of which other	5.4		7.4	6.2		(27.0)	19.4

Traditional investments	216.2		229.4	230.2		(5.8)	(0.3)

of which multi-asset class solutions	109.9		114.9	117.4		(4.4)	(2.1)

of which fixed income & equities	43.0		46.4	45.1		(7.3)	2.9

of which pension advisory services	63.3		68.1	67.7		(7.0)	0.6

Diversified investments	0.9		0.4	0.3		125.0	33.3

Other	0.0		0.0	0.0		–	–

Assets under management [1]	408.0		425.8	416.0		(4.2)	2.4

Average assets under management (CHF billion)

Average assets under management	419.3		427.8	418.4		(2.0)	2.2

Assets under management by currency (CHF billion)

USD	93.5		100.8	94.8		(7.2)	6.3

EUR	59.0		58.7	61.5		0.5	(4.6)

CHF	233.5		245.1	240.3		(4.7)	2.0

Other	22.0		21.2	19.4		3.8	9.3

Assets under management	408.0		425.8	416.0		(4.2)	2.4

Growth in assets under management (CHF billion)

Net new assets [2]	(0.9)		20.6	0.4		–	–

Other effects	(16.9)		(10.8)	4.1		–	–

of which market movements	(8.5)		8.9	30.7		–	–

of which currency	(3.0)		(23.4)	0.2		–	–

of which other	(5.4)	[3]	3.7	(26.8)	[4]	–	–

Growth in assets under management	(17.8)		9.8	4.5		–	–

Growth in assets under management (annualized) (%)

Net new assets	(0.2)		5.0	0.1		–	–

Other effects	(4.0)		(2.6)	1.0		–	–

Growth in assets under management	(4.2)		2.4	1.1		–	–

Principal investments (CHF billion)

Principal investments [5]	3.4		3.4	3.8		–	(10.5)

1 Excludes our portion of assets under management from our equity participation in Aberdeen. 2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee is earned. Prior periods have not been restated. 4 Includes assets under management of the managed lending business transferred to Investment Banking of CHF 13.2 billion and reductions relating to the sale of two joint ventures. 5 Primarily private equity investments.

Results detail
The following provides a comparison of our 2011 results versus 2010 and 2010 results versus 2009.
Net revenues
Asset Management fees
2011 vs 2010: Down 10% from CHF 1,396 million to CHF 1,263 million
The decrease resulted from lower fees in alternative investments, diversified investments and traditional investments, largely reflecting the adverse foreign exchange translation impact. In addition to the foreign exchange translation impact, the decline in fees in alternative investments reflected the spin-off of our real estate private equity fund and our credit hedge fund in 2010 and lower fees in fund of hedge funds, partially offset by higher fees from index products and emerging markets strategies. Fees from diversified investments decreased, reflecting the end of our agreement to service Aberdeen assets on a transitional basis. Traditional investments fees were lower in fixed income products and pension advisory services, partially offset by higher fees in multi-asset class solutions.

2010 vs 2009: Up 2% from CHF 1,367 million to CHF 1,396 million
The increase resulted from higher fees in alternative investments and traditional investments, partially offset by lower fees from diversified investments. The increase in alternative investments was driven by higher fees from Hedging-Griffo, ETFs, index products and single manager hedge funds, reflecting higher average assets under management. The increase was partially offset by lower fees in private equity, fund of hedge funds, credit strategies and real estate, which were impacted by the spin-off of our real estate private equity fund and our credit hedge fund during 2010, and the foreign exchange translation impact. Traditional investments fees were higher in equity and fixed income products and multi-asset class solutions, partially offset by lower fees in pension advisory services. Fees from diversified investments decreased, mainly due to lower fees from fund administration services, reflecting the transfer of the Luxembourg fund administration business to Private Banking in the first quarter of 2010, partially offset by higher fees from our agreement to service Aberdeen assets on a transitional basis.

Placement, transaction and other fees
2011 vs 2010: Up 61% from CHF 161 million to CHF 259 million
The increase reflected higher private equity placement fees and the losses in 2010 on investments held by AMF, partially offset by lower revenues from integrated solutions.
2010 vs 2009: Down 11% from CHF 180 million to CHF 161 million
The decrease was due to losses on investments held by AMF and lower revenues from integrated solutions, partially offset by higher private equity placement fees and transaction fees from real estate funds.

Performance fees and carried interest
2011 vs 2010: Up 18% from CHF 187 million to CHF 221 million
The increase was due to higher carried interest from realized private equity gains, partially offset by lower performance fees from Hedging-Griffo, single-manager hedge funds, credit strategies and from the management of the PAF.

2010 vs 2009: Down 15% from CHF 220 million to CHF 187 million
The decrease was mainly due to significantly lower performance fees from Hedging-Griffo and from management of the PAF, partially offset by increased carried interest in alternative investments from realized private equity gains and higher fees from single-manager hedge funds and credit strategies.

Equity participations income
2011 vs 2010: Up 37% from CHF 89 million to CHF 122 million
The increase was mainly due to higher income in single-manager hedge funds
2010 vs 2009: Up 71% from CHF 52 million to CHF 89 million
The increase was mainly due to higher income in diversified strategies.
Investment-related gains/(losses)
2011 vs 2010: Down 29% from CHF 432 million to CHF 305 million
In 2011, we had realized and unrealized gains in private equity investments, mainly in the healthcare, industrial, commodities and transportation sectors, partially offset by unrealized losses in the technology sector. In 2010, we had realized and unrealized gains in private equity investments, mainly in the energy, industrial and commodities sectors, and in credit-related investments.

2010 vs 2009: Up from CHF (365) million to CHF 432 million
In 2010, we had realized and unrealized gains in private equity investments, mainly in the energy, industrial and commodities sectors, and in credit-related investments. In 2009, we had unrealized losses in private equity investments, mainly in the real estate, financial services and energy sectors, partially offset by unrealized gains in credit-related investments.

Equity participations gains/(losses)
2011 vs 2010: Up from CHF (48) million to CHF 7 million
The gain in 2011 reflected the partial sale of our ownership interest in Aberdeen, reducing our interest in Aberdeen to 19.8% from 21.0%, partially offset by an impairment of a joint venture investment. The losses in 2010 resulted from a reduction of our ownership interest in Aberdeen due to an issuance of shares by Aberdeen.

2010 vs 2009: Down from 286 to CHF (48) million
The losses in 2010 resulted from the reduction of our ownership interest in Aberdeen due to the issuance of shares by Aberdeen. The gains in 2009 reflected gains of CHF 228 million from the Aberdeen transaction and CHF 58 million from the sale of our Polish and Korean joint ventures.

Operating expenses
Compensation and benefits
2011 vs 2010: Down 14% from CHF 1,082 million to CHF 932 million
Compensation and benefits expenses were down, mainly due to the favorable foreign exchange translation impact and lower deferred compensation from prior-year awards.
2010 vs 2009: Stable at CHF 1,082 million
Compensation and benefits expenses were stable, as lower performance-related variable compensation accruals, reflecting higher base salaries and a higher proportion of variable compensation deferred through share-based and other awards, were offset by the increase in base salaries and higher deferred compensation expense from prior-year awards.

General and administrative expenses
2011 vs 2010: Down 10% from CHF 583 million to CHF 527 million
The decrease mainly reflected the favorable foreign-exchange translation impact and lower professional fees.
2010 vs 2009: Up 5% from CHF 557 million to CHF 583 million
The increase mainly reflected higher fund administration costs, including the transfer of the Luxembourg fund administration business to Private Banking, and higher professional fees, partially offset by lower non-credit-related provisions.

Personnel
In 2011, headcount decreased to 2,700, down 200 from 2010 and down 400 from 2009. The decrease from 2010 reflected our ongoing cost-efficiency initiatives. The decrease from 2009 to 2010 mainly related to the transfer of the Luxembourg fund administration business to Private Banking in 2010.

Corporate Center
In 2011, we recorded a loss from continuing operations before taxes of CHF 231 million, primarily reflecting severance and other compensation expenses relating to the Group-wide cost-efficiency initiatives, partly offset by fair value gains on Credit Suisse vanilla debt.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

The following provides a comparison of our 2011 results versus 2010 and 2010 results versus 2009.
Loss from continuing operations before taxes
2011 vs 2010: From CHF (660) million to CHF (231) million
The decreased loss primarily reflected lower litigation provisions and higher fair value gains on Credit Suisse long-term vanilla debt. The 2011 loss included CHF 847 million of costs consisting primarily of severance and other compensation expenses relating to the accelerated Group-wide cost-efficiency initiatives and CHF 291 million of fair value losses on stand-alone derivatives, partly offset by CHF 1,421 million of fair value gains on our long-term vanilla debt, which reflected the positive difference between the straight-line amortization charged to the segments and the net impact of fair valuation adjustments on Credit Suisse debt from widening credit spreads.

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

Results

	in			% change

	2011	2010	2009	11 / 10	10 / 09

Statements of operations (CHF million)

Net revenues	910	448	(424)	103	–

Provision for credit losses	0	0	0	–	–

Compensation and benefits	951	710	534	34	33

General and administrative expenses	144	323	908	(55)	(64)

Commission expenses	46	75	82	(39)	(9)

Total other operating expenses	190	398	990	(52)	(60)

Total operating expenses	1,141	1,108	1,524	3	(27)

Loss from continuing operations before taxes	(231)	(660)	(1,948)	(65)	(66)

Results overview

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			[1]	Noncontrolling interests without SEI			Credit Suisse

in / end of	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011		2010		2009		2011	2010	2009		2011	2010	2009	2011	2010	2009

Statements of operations (CHF million)

Net revenues	10,877	11,631	11,662	11,496	16,214	20,537	2,146	2,332	1,842	910		448		(424)		25,429	30,625	33,617		796	761	(323)	26,225	31,386	33,294

Provision for credit losses	110	18	180	77	(97)	326	0	0	0	0		0		0		187	(79)	506		0	0	0	187	(79)	506

Compensation and benefits	4,601	4,737	4,651	6,667	8,033	8,652	932	1,082	1,090	951		710		534		13,151	14,562	14,927		62	37	86	13,213	14,599	15,013

General and administrative expenses	3,176	2,793	2,580	3,503	3,495	3,559	527	583	557	144		323		908		7,350	7,194	7,604		22	37	97	7,372	7,231	7,701

Commission expenses	642	657	600	1,170	1,252	1,155	134	164	160	46		75		82		1,992	2,148	1,997		0	0	0	1,992	2,148	1,997

Total other operating expenses	3,818	3,450	3,180	4,673	4,747	4,714	661	747	717	190		398		990		9,342	9,342	9,601		22	37	97	9,364	9,379	9,698

Total operating expenses	8,419	8,187	7,831	11,340	12,780	13,366	1,593	1,829	1,807	1,141		1,108		1,524		22,493	23,904	24,528		84	74	183	22,577	23,978	24,711

Income/(loss) from continuing operations before taxes	2,348	3,426	3,651	79	3,531	6,845	553	503	35	(231)		(660)		(1,948)		2,749	6,800	8,583		712	687	(506)	3,461	7,487	8,077

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–		671	1,548	1,835		0	0	0	671	1,548	1,835

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		2,078	5,252	6,748		712	687	(506)	2,790	5,939	6,242

Income from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		0	(19)	169		0	0	0	0	(19)	169

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		2,078	5,233	6,917		712	687	(506)	2,790	5,920	6,411

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		125	135	193		712	687	(506)	837	822	(313)

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		1,953	5,098	6,724		0	0	0	1,953	5,098	6,724

Statement of operations metrics (%)

Cost/income ratio	77.4	70.4	67.1	98.6	78.8	65.1	74.2	78.4	98.1	–		–		–		88.5	78.1	73.0		–	–	–	86.1	76.4	74.2

Pre-tax income margin	21.6	29.5	31.3	0.7	21.8	33.3	25.8	21.6	1.9	–		–		–		10.8	22.2	25.5		–	–	–	13.2	23.9	24.3

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		24.4	22.8	21.4		–	–	–	19.4	20.7	22.7

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		8.2	17.1	20.1		–	–	–	10.6	18.9	18.7

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		7.7	16.6	20.0		–	–	–	7.4	16.2	20.2

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,940	6,589	6,236	19,917	20,735	20,155	3,359	3,539	3,467	1,269	[2]	1,113	[2]	(31)	[2]	31,473	31,958	29,810		–	–	–	31,473	31,958	29,810

Pre-tax return on average utilized economic capital (%) [3]	34.2	52.5	59.0	1.0	17.6	34.6	17.5	15.2	2.1	–		–		–		9.3	21.9	29.4		–	–	–	11.6	24.0	27.7

Balance sheet statistics (CHF million)

Total assets	350,955	337,496	345,488	804,420	803,613	819,081	28,667	27,986	19,289	(139,626)	[4]	(143,945)	[4]	(161,826)	[4]	1,044,416	1,025,150	1,022,032		4,749	6,855	9,395	1,049,165	1,032,005	1,031,427

Net loans	196,268	182,880	176,009	37,134	35,970	61,175	–	–	–	11		(8)		(4)		233,413	218,842	237,180		–	–	–	233,413	218,842	237,180

Goodwill	743	749	789	6,363	6,347	6,843	1,485	1,489	1,635	–		–		–		8,591	8,585	9,267		–	–	–	8,591	8,585	9,267

Number of employees (full-time equivalents)

Number of employees	25,200	25,600	24,300	20,900	20,700	19,400	2,700	2,900	3,100	900		900		800		49,700	50,100	47,600		–	–	–	49,700	50,100	47,600

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

Assets under management
As of December 31, 2011, assets under management were CHF 1,229.5 billion, down 1.9% compared to December 31, 2010, primarily reflecting negative market movements and adverse foreign exchange-related movements, partly offset by net new assets of CHF 44.5 billion in Private Banking.

Assets under management and client assets

	end of			% change

	2011	2010	2009	11 / 10	10 / 09

Assets under management (CHF billion)

Private Banking	927.9	932.9	914.9	(0.5)	2.0

Asset Management	408.0	425.8	416.0	(4.2)	2.4

Assets managed by Asset Management for Private Banking clients	(106.4)	(105.7)	(101.9)	0.7	3.7

Assets under management	1,229.5	1,253.0	1,229.0	(1.9)	2.0

of which discretionary assets	411.6	429.1	422.3	(4.1)	1.6

of which advisory assets	817.9	823.9	806.7	(0.7)	2.1

Client assets (CHF billion)

Private Banking	1,083.6	1,087.1	1,063.4	(0.3)	2.2

Asset Management	434.1	452.5	444.7	(4.1)	1.8

Assets managed by Asset Management for Private Banking clients	(106.4)	(105.7)	(101.9)	0.7	3.7

Client assets	1,411.3	1,433.9	1,406.2	(1.6)	2.0

Growth in assets under management

in	2011		2010	2009

Growth in assets under management (CHF billion)

Private Banking	44.5		54.6	41.6

Asset Management [1]	(0.9)		20.6	0.4

Assets managed by Asset Management for Private Banking clients	(2.7)		(6.2)	2.2

Net new assets	40.9		69.0	44.2

Private Banking	(49.5)		(36.6)	84.4

Asset Management	(16.9)	[2]	(10.8)	4.1

Assets managed by Asset Management for Private Banking clients	2.0		2.4	(9.8)

Other effects	(64.4)		(45.0)	78.7

Private Banking	(5.0)		18.0	126.0

Asset Management	(17.8)		9.8	4.5

Assets managed by Asset Management for Private Banking clients	(0.7)		(3.8)	(7.6)

Total growth in assets under management from continuing operations	(23.5)		24.0	122.9

Total growth in assets under management from discontinued operations	0.0		0.0	(67.9)	[3]

Total growth in assets under management	(23.5)		24.0	55.0

Growth in assets under management (%) [4]

Private Banking	4.8		6.0	5.3

Asset Management	(0.2)		5.0	0.1

Assets managed by Asset Management for Private Banking clients	2.6		6.1	(2.3)

Net new assets	3.3		5.6	4.0

Private Banking	(5.3)		(4.0)	10.7

Asset Management	(4.0)		(2.6)	1.0

Assets managed by Asset Management for Private Banking clients	(1.9)		(2.4)	10.4

Other effects	(5.2)		(3.7)	7.1

Private Banking	(0.5)		2.0	16.0

Asset Management	(4.2)		2.4	1.1

Assets managed by Asset Management for Private Banking clients	0.7		3.7	8.1

Total growth in assets under management	(1.9)		1.9	11.1

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 2 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee is earned. Prior periods have not been restated. 3 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. 4 Calculated based on continuing operations.

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
As of December 31, 2011, assets under management were CHF 1,229.5 billion, down CHF 23.5 billion, or 1.9%, compared to December 31, 2010, primarily reflecting negative market movements, adverse foreign exchange-related movements and net asset outflows of CHF 0.9 billion in Asset Management, partly offset by net new assets of CHF 44.5 billion in Private Banking.

In Private Banking, assets under management were CHF 927.9 billion, stable compared to the end of 2010, as net new assets of CHF 44.5 billion were mainly offset by adverse market movements. In Asset Management, assets under management were CHF 408.0 billion, down CHF 17.8 billion, or 4.2%, compared to the end of 2010, reflecting adverse market performance, negative foreign exchange-related movements and net asset outflows.

> Refer to “Private Banking” and “Asset Management” for further information on assets under management for these divisions.
> Refer to “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information on assets under management.
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

Private Banking recorded net new assets of CHF 44.5 billion, with strong inflows in both the international and Swiss regions, compared to net new assets of CHF 54.6 billion in 2010. Asset Management recorded net asset outflows of CHF 0.9 billion, reflecting outflows of CHF 4.9 billion in traditional investments and inflows of CHF 3.9 billion in alternative investments, compared to net new assets of CHF 20.6 billion in 2010.

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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group for further information on significant accounting policies and new accounting pronouncements. For financial information relating to the Bank, refer to the corresponding notes in the consolidated financial statements of the Bank.

Fair value
A significant portion of our assets and liabilities are carried at >>>fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.

In addition, we hold financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain >>>OTC derivatives including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>CDO securities, private equity investments, certain loans and credit products (including leveraged finance, certain syndicated loans and certain high yield bonds) and life finance instruments.

We have availed ourselves of the simplification in accounting offered under the fair value option guidance in Accounting Standards Codification (ASC) Topic 825 – Financial Instruments, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our financial accounting to our risk management reporting.

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

> Refer to “Note 2 – Recently issued accounting standards” and “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information on fair value.
Variable interest entities
As a normal part of our business, we engage in various transactions that include entities which are considered variable interest entities (VIEs). VIEs are special purpose entities that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, including ongoing reassessment of VIEs for possible consolidation, may require the exercise of significant management judgment.

> Refer to “Note 1 – Summary of significant accounting policies”, “Note 2 – Recently issued accounting standards” and “Note 32 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information on VIEs.

Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence or non-occurrence of future events.
Litigation contingencies
We are involved in a variety of judicial, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of judicial, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, our defenses and experience in similar cases or proceedings, as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

> Refer to “Note 37 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.
Allowance and provision for credit losses
As a normal part of our business, we are exposed to credit risk through our lending relationships, commitments and letters of credit as well as counterparty risk on >>>derivatives, foreign exchange and other transactions. Credit risk is the possibility of a loss being incurred as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a default, we generally incur a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company. The allowance for loan losses is considered a reasonable estimate of credit losses existing at the dates of the consolidated balance sheets. This allowance is for probable credit losses inherent in existing exposures and credit exposures specifically identified as impaired.

> Refer to “Note 1 – Summary of significant accounting policies” and “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information on allowance for loan losses.

Inherent loan loss allowance
The inherent loan loss allowance is for all credit exposures not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer loans portfolio involves applying historical and current default probabilities, historical recovery experience and related current assumptions to homogenous loans based on internal risk rating and product type. To estimate this component of the allowance for the corporate & institutional loans portfolio, the Group segregates loans by risk, industry or country rating. The methodology for Investment Banking adjusts the rating-specific default probabilities to incorporate not only historic third-party data but also those implied from current quoted credit spreads.

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

> Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.

Goodwill impairment
Under US GAAP, goodwill is not amortized, but is reviewed for potential impairment on an annual basis as of December 31 and at any other time that events or circumstances indicate that the carrying value of goodwill may not be recoverable. Circumstances that could trigger an impairment test include, but are not limited to: (i) macroeconomic conditions such as a deterioration in general economic conditions or other developments in equity and credit markets; (ii) industry and market considerations such as a deterioration in the environment in which the entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), and regulatory or political developments; (iii) other relevant entity-specific events such as changes in management, key personnel or strategy; (iv) a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit; (v) results of testing for recoverability of a significant asset group within a reporting unit; (vi) recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit; and (vii) a sustained decrease in share price (considered in both absolute terms and relative to peers).

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

Based on our goodwill impairment analysis performed as of December 31, 2011, we concluded that the estimated fair value for the four reporting units within our Private Banking and Asset Management segments substantially exceeded the related carrying value and no impairment was necessary as of December 31, 2011.

There was also no impairment necessary for our Investment Banking reporting unit as the estimated fair value exceeded its carrying value by 9%. The goodwill allocated to this reporting unit has become more exposed to a future impairment as the valuation of the reporting unit is highly correlated with economic and financial market conditions, client trading and investing activity and the regulatory environment in which it operates. We engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2011 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.

The results of the impairment evaluation of the Investment Banking reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from our best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, we could potentially incur material impairment charges in the future with respect to the CHF 6,363 million of goodwill recorded in Investment Banking.

> Refer to “Note 20 – Goodwill and other intangible assets” in V – Consolidated financial statements – Credit Suisse Group for further information on goodwill.
Taxes
Uncertainty of income tax positions
The Group follows the guidance in ASC Topic 740 – Income Taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is required to determine the amount of benefit eligible for recognition in the consolidated financial statements.

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.

The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of such deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets will be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the reversal of deferred tax liabilities which can be scheduled and tax planning strategies.

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

As part of its normal practice, management has conducted a detailed evaluation of its expected future results. This evaluation has taken into account the Group’s commitment to the integrated banking model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group’s core businesses and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US, the UK and Switzerland. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses, UK tax law allows for an unlimited carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.
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

The funded status of our defined benefit pension and other post-retirement defined benefit plans are recorded in the consolidated balance sheets. The impacts from re-measuring the funded status (reflected in actuarial gains or losses) and from amending the plan (reflected in prior service cost or credits) are recognized in equity as a component of accumulated other comprehensive income/(loss) (AOCI).

The projected benefit obligation (PBO) of our total defined benefit pension plans as of December 31, 2011 included an amount related to our assumption for future salary increases of CHF 568 million, compared to CHF 1,052 million as of December 31, 2010. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the fair value of plan assets and the ABO was an overfunding of CHF 139 million for 2011, compared to an overfunding of CHF 415 million for 2010.

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

The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs in 2011 and 2010 was 4.8% for the Swiss plans and 7.3% and 7.2%, respectively, for the international plans. In 2011, if the expected long-term rate of return had been increased/decreased 1%, net pension expense for the Swiss plans would have decreased/increased CHF 141 million and net pension expense for the international plans would have decreased/increased CHF 22 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows from benefit payments. The average discount rate used for Swiss plans decreased 0.3 percentage point from 3.1% as of December 31, 2010, to 2.8% as of December 31, 2011, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans decreased 0.7 percentage point from 5.5% as of December 31, 2010, to 4.8% as of December 31, 2011, mainly due to a decrease in bond market rates in the EU, the UK and the US. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2011, a 1% decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,919 million and an increase in pension expense of CHF 159 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,672 million and a decrease in the pension expense of CHF 75 million. A 1% decline in the discount rate for the international plans as of December 31, 2011 would have resulted in an increase in the PBO of CHF 574 million and an increase in pension expense of CHF 50 million, and a 1% increase in the discount rate would have resulted in a decrease in the PBO of CHF 461 million and a decrease in the pension expense of CHF 43 million.

Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2011, was approximately ten years for the Swiss plans and four to 26 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2011, 2010 and 2009 was CHF 152 million, CHF 140 million and CHF 60 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2012, which is assessed at the beginning of the year, is expected to be CHF 120 million, net of tax. The amount by which the actual return on plan assets differs from our estimate of the expected return on those assets further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2012.

> Refer to “Note 29 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on pension benefits.
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

In 2011, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs would have been 4.8%. In 2011, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic pension cost for the international single-employer defined benefit pension plans was 7.3%.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2011, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 2.8% and 3.1%, respectively. For the year ended December 31, 2011, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans were 4.8% and 5.5%, respectively. A 1% decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 574 million and an increase in pension expense of CHF 50 million, and a 1% increase in the discount rate would have resulted in a decrease in PBO of CHF 461 million and a decrease in pension expense by CHF 43 million.

The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2011, 2010 and 2009 was CHF 51 million, CHF 37 million and CHF 18 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2012, which is assessed at the beginning of the year, is expected to be CHF 47 million, net of tax.

Treasury, Risk, Balance sheet and Off-balance sheet
Treasury management
Risk management
Balance sheet, off-balance sheet and other contractual obligations
Treasury management
We continued to manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio under Basel II.5 of 15.2% as of the end of 2011 compared to 14.2% as of the end of 2010. The majority of our unsecured funding was generated from stable client deposits and long-term debt.

Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by the Capital Allocation and Risk Management Committee (CARMC), a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the Chief Financial Officer, the Chief Risk Officer (CRO) and the Treasurer. It is CARMC’s responsibility to review the capital position, balance sheet development, current and prospective funding, interest rate risk and foreign exchange exposure and to define and monitor adherence to internal risk limits.

Liquidity and funding management
Overview
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

In April 2010, we implemented revised liquidity principles agreed with the Swiss Financial Market Supervisory Authority (FINMA), following its consultation with the Swiss National Bank (SNB), to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The principles went into effect as of the end of the second quarter of 2010. The crisis scenario assumptions include global market dislocation, large on- and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business and call for additional reporting to FINMA. The principles may be modified to reflect the final Basel Committee on Banking Supervision (BCBS) liquidity requirements. In March 2011, the liquidity principles were extended to cover the Bank (without its consolidated subsidiaries), both with and without foreign branches.

In December 2010, the BCBS issued the >>>Basel III international framework for liquidity risk measurement, standards and monitoring. The framework includes a >>>liquidity coverage ratio (LCR) and a >>>net stable funding ratio (NSFR). The LCR, which is expected to be introduced January 1, 2015 following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The NSFR, which is expected to be introduced January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The BCBS has stated that it will review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.

The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. The NSFR is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.

Our revised liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
Liquidity risk management framework
Our internal liquidity risk management framework has been subject to review and monitoring by regulators and rating agencies for many years. Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining a funding structure with long-term wholesale and stable deposit funding and cash well in excess of illiquid assets. To address short-term liquidity stress, we maintain a buffer of cash and highly liquid securities that covers unexpected needs of short-term liquidity. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target.

CARMC reviews the methodology and assumptions of the liquidity risk management framework and determines the liquidity horizon to be maintained by Treasury in order to ensure that the liquidity profile is managed at an appropriate level. The Board of Directors is responsible for defining our overall tolerance for risk in the form of a risk appetite statement.

Our highly integrated liquidity risk management framework is based on similar methodologies to those contemplated under the BCBS liquidity framework. Our targeted funding profile is designed to enable us to continue to pursue activities for an extended period of time without changing business plans during times of stress.

Although the NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the BCBS and FINMA, we began in 2012 using the NSFR as the primary tool to monitor our structural liquidity position, to plan funding and as the basis for our funds transfer pricing policy. Credit Suisse intends to achieve a NSFR ratio of 100% by the end of 2013. We estimate that our NSFR was 98% as of the end of 2011. Where requirements are unclear or left to be determined by national regulators, we have made our own interpretation to arrive at the current result.

We continue to use our internal liquidity barometer to model both Credit Suisse-specific and systemic market stress scenarios. The barometer allows us to manage the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments.

Our liquidity management framework allows us to run stress analyses on our balance sheet and off-balance sheet positions, which include, but are not limited to, the following:
– A multiple-notch downgrade in the Bank’s long-term debt credit ratings, which would require additional funding as a result of certain contingent off-balance sheet obligations;
– Significant withdrawals from private banking client deposits;
– Potential cash outflows associated with the prime brokerage business;
– Availability of secured funding is subject to significant over-collateralization;
– Capital markets, certificates of deposit and >>>commercial paper (CP) markets will not be available;
– Other money market access will be significantly reduced;
– A loss in funding value of unencumbered assets;
– The inaccessibility of assets held by subsidiaries due to regulatory, operational and other constraints;
– The possibility of providing non-contractual liquidity support in times of market stress, including purchasing our unsecured debt;
– Monitoring the concentration in sources of wholesale funding and thus encourage funding diversification;
– Monitoring the composition and analysis of the unencumbered assets; and
– Restricted availability of foreign currency swap markets.
Treasury also manages a sizeable portfolio of liquid assets, comprised of cash, high grade bonds and other liquid securities including major market equities securities, which serve as a liquidity buffer. The bonds are eligible for repo transactions with various central banks including the SNB, the US Federal Reserve, the European Central Bank and the Bank of England. Most of these liquid assets qualify as eligible assets under the BCBS liquidity standards.

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

Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. A substantial portion of our balance sheet is >>>match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks is highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables, which fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities. These assets include our buffer of CHF 176 billion of cash, securities accepted under central bank facilities and other highly liquid unencumbered securities, which can be monetized in a time frame consistent with our short-term stress assumptions. Our buffer increased 17% compared to CHF 150 billion as of the end of 2010, primarily reflecting increased cash. Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 2011, down from 25% as of the end of 2010, mainly driven by additional loans in Private Banking. We fund other illiquid assets, including real estate, private equity and other long-term investments and a >>>haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.

> Refer to the chart “Balance sheet funding structure” and “Balance sheet, off-balance sheet and other contractual obligations” for further information.

Our core customer deposits totaled CHF 278 billion as of the end of 2011, an increase of 5% compared to CHF 266 billion as of the end of 2010, reflecting deposit inflows. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt. We were able to execute the 2011 funding plan despite difficult market conditions in the earlier part of the year and pre-funded a portion of our expected 2012 funding needs.

Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market conditions.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the >>>London Interbank Offered Rate, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Our average funding cost, which is allocated to the divisions, remained largely unchanged compared to the end of 2010.

We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including the absolute level of the indices on which our funding is based.

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets or >>>derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 35.7 billion of structured notes outstanding as of the end of 2011 compared to CHF 38.0 billion as of the end of 2010, reflecting the continued change in client activity and risk aversion in 2011.

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

Our primary source of liquidity is funding through consolidated entities. The funding through non-consolidated special purpose entities (SPEs) and asset securitization activity is immaterial.
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.

Debt issuances and redemptions
Our capital markets debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, Australian dollar domestic medium-term note programs, a Samurai shelf registration statement in Japan and covered bond programs. As a global bank, we have access to multiple markets worldwide and our major funding centers are Zurich, New York, London and Tokyo.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

Our long-term debt of CHF 162.7 billion decreased CHF 11.1 billion from the end of 2010, primarily due to a decrease of CHF 7.2 billion in senior debt and a decrease of CHF 4.9 billion in non-recourse liabilities from consolidated variable interest entities (VIEs). The decrease in senior debt primarily reflected increased maturities, partly offset by new issuances. Short-term borrowings increased to CHF 26.1 billion from CHF 21.7 billion. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of VIEs was 26% as of the end of 2011, a decrease from 28% as of the end of 2010.

Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss parliament to centralize the issuance of covered bonds, or from our own international covered bond program, which we launched in December 2010.

In 2011, we raised CHF 1.2 billion of domestic covered bonds, CHF 2.4 billion of international covered bonds and CHF 2.3 billion of senior debt securities, while CHF 1.7 billion of domestic covered bonds, CHF 10.3 billion of senior debt securities and CHF 1.1 billion of subordinated debt securities matured or were redeemed. As of December 31, 2011, we had CHF 11.6 billion covered bonds outstanding.

In the first quarter of 2012, we issued EUR 1.25 billion and USD 2.0 billion of covered bonds.
Credit Suisse has not participated in any government guaranteed debt issuance programs.
> Refer to “Capital issuances and redemptions” in Capital management for further information on capital issuances, including buffer capital notes.
The weighted average maturity of long-term debt was seven years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.
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

For the year ended December 31, 2011, net cash provided by operating activities of continuing operations was CHF 38.6 billion, primarily reflecting an increase in trading assets and liabilities, net, an increase in other liabilities and the 2011 income from continuing operations, partly offset by an increase in other assets and other, net adjustments. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.

Our investing activities primarily include originating loans to be held-to-maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2011, net cash of CHF 26.0 billion was used in investing activities from continuing operations, primarily due to the increase in loans and an increase in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions.

Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2011, net cash provided by financing activities of continuing operations was CHF 33.1 billion, mainly reflecting the issuances of long-term debt, the increase in due to banks and customer deposits, the sale of treasury shares in connection with market-making activities and an increase in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, partly offset by repayments of long-term debt and the repurchase of treasury shares.

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

A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration contingent events associated with a two notch downgrade in our credit ratings. The impact of a one, two and three-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.8 billion, CHF 3.8 billion and CHF 4.5 billion, respectively, as of December 31, 2011, and would not be material to our liquidity and funding planning. As of the end of 2011, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.

> Refer to “Investor information” in the Appendix for further information on the Group and Bank credit ratings.
Capital management
Capital strategy
Credit Suisse considers a strong and efficient capital position to be a priority. Through our capital strategy, we continue to strengthen our capital position and optimize the use of >>>risk-weighted assets (RWA), particularly in light of emerging regulatory capital requirements.

We came through the financial crisis without direct government support and with limited dilution to shareholders. Total eligible capital under >>>Basel II was CHF 51.0 billion as of the end of 2011, compared to CHF 41.6 billion as of the end of 2007, an increase of 23%. Over the same period, the number of shares issued increased 5%. RWA under Basel II were CHF 210.4 billion as of the end of 2011, compared to CHF 323.6 billion as of the end of 2007. As a result of higher regulatory capital and lower RWA, we significantly improved our tier 1 ratio under Basel II to 18.1% as of the end of 2011, up from 10.0% in 2007.

The improvement of our regulatory capital position over the last few years has left us well positioned to meet the stricter capital requirements under >>>Basel III and the Swiss >>>“Too Big to Fail” framework. Based on our capital simulations, we expect a common equity tier 1 (CET1) ratio of 12.9% as of the beginning of 2013. To accelerate the build-up of our equity position, we decided to settle outstanding share-based compensation awards in 2011 and 2012 primarily through the issuance of shares out of conditional capital rather than buying shares in the market as in prior years. In our consolidated financial statements, own shares are recorded at cost and reported as treasury shares, resulting in a reduction in total shareholders’ equity. In addition, our Board of Directors will propose a distribution of CHF 0.75 per share against reserves from capital contributions to the shareholders for 2011 at the Annual General Meeting (AGM) on April 27, 2012, which shareholders can elect to receive either as a cash payment or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in the form of Group shares. Both measures preserve common equity and thus help to meet regulatory requirements.

> Refer to “Compensation” in IV – Corporate Governance and Compensation for further information on the capital impact of our compensation practices.
Capital management framework
The overall capital needs of Credit Suisse reflect management’s regulatory and credit rating objectives as well as our underlying risks. Our framework considers the capital needed to absorb losses, both realized and unrealized, while remaining a strongly capitalized institution. Multi-year projections and capital plans are prepared for the Group and its major subsidiaries and reviewed throughout the year with its regulators. These plans are subjected to various stress tests, reflecting both macroeconomic and specific risk scenarios. Capital contingency plans are developed in connection with these stress tests to ensure that possible mitigating actions are consistent with both the amount of capital at risk and the market conditions for accessing additional capital.

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

> Refer to “Economic capital and position risk” in Risk Management for further information on economic capital.
Regulatory capital
Overview
There continue to be substantial changes to the regulatory environment under which Credit Suisse operates, bringing ever more conservative standards of measurement and increases in mandatory capital ratios.

Since 2008, we have operated under the international capital adequacy standards known as Basel II set forth by the BCBS as implemented by FINMA, with some additional requirements for large Swiss banks known as “Swiss Finish”. Basel II provided the framework for measuring capital adequacy and the minimum standards to be applied by local regulators, affecting the measurement of both RWA and total eligible capital. Operating under Basel II as implemented by FINMA led to significantly higher RWA and lower total eligible capital.

The Basel II framework is based on three pillars, which are viewed as mutually reinforcing:
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

Capital structure – Basel II/II.5 "Swiss Finish"

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 capital instruments
Max 50% of tier 1 capital
Innovative instruments[1]
Max 15% of tier 1 capital
Max 35% of tier 1 capital
Other hybrid instruments[2]
Instruments convertible into tier 1 capital[3]
Qualifying noncontrolling interests[4]
Shareholders' equity

Capital structure is the same for Basel II and Basel II.5. Percentages refer to tier 1 and total eligible capital before capital deductions.
[1] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable. [2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment. [3] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares. [4] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by special purpose entities.

Basel II described a range of options for determining capital requirements in order to provide banks and supervisors the ability to select approaches that are most appropriate for their operations and their financial market infrastructure. In general, Credit Suisse has adopted the most advanced approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity.

For measuring credit risk, we received approval from FINMA to use the >>>advanced internal ratings-based approach (A-IRB). Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for >>>probability of default (PD), >>>loss given default (LGD) and transactional maturity. The exposure at default is either derived from balance sheet values or by using models.

Non-counterparty risk arises from holdings of premises and equipment, real estate and investments in real estate entities.
For calculating the capital requirements for market risk, the >>>internal models approach, the standardized measurement method and the standardized approach are used.
Under Basel II, operational risk is included in RWA and we received approval from FINMA to use the >>>advanced measurement approach (AMA). Under the AMA for measuring operational risk, we identified key scenarios that describe our major operational risks using an event model.

In January 2011, as required by FINMA, Credit Suisse implemented BCBS’s “Revisions to the Basel II market risk framework” (>>>Basel II.5) for FINMA regulatory capital purposes. As a result, throughout 2011, we reported total eligible capital, RWA and capital ratios to FINMA on a Basel II.5 basis. However, our financial disclosures generally have been prepared under Basel II standards because the BCBS did not require the implementation of Basel II.5 for the Bank for International Settlements (BIS) purposes until December 31, 2011.

Our implementation of Basel II.5 led to lower eligible capital and higher RWA. These revisions included an >>>incremental risk charge for default and migration risk and a >>>stressed Value-at-Risk (VaR) framework. The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the >>>VaR modeling framework, including >>>stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the procyclicality of the minimum capital requirements for market risk. In addition to changes in the calculation of RWA, Basel II.5 requires additional deductions to capital including increased amounts for tranches of certain securitized assets. As a result, we had an increase in RWA and an additional deduction for securitization tranches with low ratings held in trading books mainly related to the Investment Banking securitized products business.

FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every >>>regulatory VaR >>>backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 2011, the market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital as a result of the multiplier.

> Refer to “Regulatory capital developments and proposals” for further information on recent developments, including Basel III and Swiss “Too Big to Fail”.
Capital structure – Basel II and Basel II.5
Total eligible capital as defined under Basel II and Basel II.5 as implemented by FINMA is outlined in the following text.
> Refer to the chart “Capital structure – Basel II/II.5 “Swiss Finish”” for further information.
Tier 1 capital
BIS tier 1 capital consists of total shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital instruments.
Qualifying noncontrolling interests include common shares in majority-owned and consolidated banking and finance subsidiaries held by third parties as well as participation securities of the Bank issued to a third-party SPE (tier 1 capital securities). The third-party SPE issued perpetual, non-cumulative notes secured by the tier 1 capital securities of the Bank and preferred securities issued by a subsidiary of the Group that are guaranteed on a subordinated basis by the Bank. Payments of dividends on the tier 1 capital securities and preferred securities are subject to adequacy of distributable profits, no regulatory prohibition on payments on the tier 1 capital securities or the preferred securities and compliance with capital adequacy and liquidity requirements. The redemption of the tier 1 capital securities or the preferred securities is subject to capital adequacy, solvency requirements and prior approval of FINMA.

Hybrid tier 1 capital instruments include preferred securities, which are issued by SPEs, and capital notes issued directly by the Bank. These hybrid tier 1 instruments are unsecured, perpetual, non-cumulative, deeply subordinated instruments senior only to common shares and qualifying noncontrolling interests. We are obligated to pay interest or dividends on hybrid tier 1 instruments only if we pay dividends on common shares and qualifying noncontrolling interests. These hybrid tier 1 instruments are risk-bearing on a comparable basis with common shares and qualifying noncontrolling interests and can, up to a 15% limit, have step-ups in the coupon in conjunction with call options only after a minimum of five years from the issue date. Payment of interest or dividends on these instruments is subject to adequacy of distributable profits, compliance with capital adequacy requirements and solvency. The redemption of these instruments is subject to capital adequacy, solvency requirements and prior approval of FINMA.

Hybrid tier 1 instruments are subject to a limit of 50% of tier 1 capital. The following categories and maximum values determine the extent to which these hybrid tier 1 instruments can be attributed to tier 1 capital:

– A maximum of 15% of tier 1 capital can be in the form of “innovative instruments” that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable.

– A maximum of 35% of tier 1 capital, less the instruments subject to the 15% limit, can be in the form of other hybrid tier 1 instruments that have no fixed maturity and no incentive for repayment.
– A maximum of 50% of tier 1 capital, less the instruments subject to the 15% and 35% limits, can be in the form of instruments that include a predefined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares.

To derive tier 1 capital, certain deductions are made from total shareholders’ equity as follows:
– goodwill and other intangible assets;
– participations in insurance entities, investments in certain bank and finance entities, and certain securitization exposures (equally deducted from tier 1 and tier 2 capital); and
– other adjustments, including cumulative >>>fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans.

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

Regulatory capital – Group
Basel II
Our tier 1 ratio under Basel II was 18.1% as of the end of 2011, compared to 17.2% as of the end of 2010, reflecting stable tier 1 capital and lower RWA. Our core tier 1 ratio under Basel II was 12.9% as of the end of 2011, compared to 12.2% as of the end of 2010 reflecting higher core tier 1 capital and lower RWA. Our total capital ratio under Basel II was 24.2% as of the end of 2011 compared to 21.9% as of the end of 2010.

Tier 1 capital under Basel II was CHF 38.0 billion as of the end of 2011 compared to CHF 37.7 billion as of the end of 2010. The increase was driven by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax) and the impact of share-based compensation, partially offset by the dividend accrual, changes in redeemable noncontrolling interests, the call of a EUR 400 million hybrid tier 1 instrument and the foreign exchange translation impact. Tier 2 capital under Basel II was CHF 13.0 billion as of the end of 2011 compared to CHF 10.0 billion as of the end of 2010, primarily due to the issuance of USD 2.0 billion of buffer capital notes, a higher benefit from excess provisions and lower fair value gains resulting from hedge accounting, offset by the regulatory amortization of lower tier 2 instruments. Total eligible capital under Basel II as of the end of 2011 was CHF 51.0 billion compared to CHF 47.8 billion as of the end of 2010.

RWA under Basel II decreased CHF 8.3 billion to CHF 210.4 billion as of the end of 2011, reflecting a material decrease in market risk and a decrease in credit risk, partially offset by an increase in operational risk. Market risk decreased following the implementation of significant VaR methodology changes, partly offset by increased risk from market volatility and widening credit spreads. The decrease in credit risk was driven by decreases in Investment Banking, partially offset by increases in Private Banking. The Investment Banking decrease resulted from a reduction in counterparty exposures and related hedges in the early part of the year followed by more significant counterparty risk decreases in the fourth quarter of 2011. Private Banking credit risk increased steadily through the year reflecting higher exposures together with increases resulting from changes in parameters. Operational risk increased following the update of scenario parameters to recognize higher litigation risks.

> Refer to “Market risk” in Risk management for further information regarding market risk and the VaR methodology.
BIS statistics

	Group						Bank

	Basel II.5	[1]	Basel II		Basel II	Basel II % change	Basel II.5	[1]	Basel II	Basel II	Basel II % change

end of	2011		2011		2010	11 / 10	2011		2011	2010	11 / 10

Eligible capital (CHF million)

Total shareholders' equity	33,674		33,674		33,282	1	27,502		27,502	27,783	(1)

Goodwill and intangible assets	(8,876)		(8,876)		(9,320)	(5)	(7,735)		(7,735)	(8,166)	(5)

Qualifying noncontrolling interests	3,365		3,365		3,350	0	4,476		4,476	4,373	2

Capital deductions 50% from tier 1	(2,274)		(1,089)		(1,088)	0	(2,224)		(1,039)	(1,037)	0

Other adjustments	67	[2]	67	[2]	403	(83)	552		552	1,768	(69)

Core tier 1 capital	25,956		27,141		26,627	2	22,571		23,756	24,721	(4)

Hybrid tier 1 capital instruments [3]	10,888	[4]	10,888		11,098	(2)	10,888	[4]	10,888	10,589	3

Tier 1 capital	36,844		38,029		37,725	1	33,459		34,644	35,310	(2)

Upper tier 2	1,841		1,841		1,128	63	1,900		1,900	1,713	11

Lower tier 2	12,243		12,243		10,034	22	13,493		13,493	11,583	16

Capital deductions 50% from tier 2	(2,274)		(1,089)		(1,088)	0	(2,224)		(1,039)	(1,037)	0

Tier 2 capital	11,810		12,995		10,074	29	13,169		14,354	12,259	17

Total eligible capital	48,654		51,024		47,799	7	46,628		48,998	47,569	3

Risk-weighted assets (CHF million)

Credit risk	157,237		155,352		158,735	(2)	147,224		145,338	147,516	(1)

Market risk	40,609		11,170		18,925	(41)	39,810		10,371	18,008	(42)

Non-counterparty risk	7,819		7,819		7,380	6	7,274		7,274	6,819	7

Operational risk	36,088		36,088		33,662	7	36,088		36,088	33,663	7

Risk-weighted assets	241,753		210,429		218,702	(4)	230,396		199,071	206,006	(3)

Capital ratios (%)

Core tier 1 ratio	10.7		12.9		12.2	–	9.8		11.9	12.0	–

Tier 1 ratio	15.2		18.1		17.2	–	14.5		17.4	17.1	–

Total capital ratio	20.1		24.2		21.9	–	20.2		24.6	23.1	–

1 For BIS reporting purposes, Basel II.5 was effective December 31, 2011. 2 Includes cumulative fair value adjustments of CHF (2.6) billion on own vanilla debt and structured notes, net of tax, the 2011 dividend accrual on Group shares of CHF (0.5) billion (representing a capital distribution of CHF 0.75 per share of which 50% is assumed to be distributed in shares) and an adjustment for the accounting treatment of pension plans of CHF 2.9 billion. 3 Non-cumulative perpetual preferred securities and capital notes. FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 0.6 billion and CHF 3.2 billion, respectively, in 2011 (2010: CHF 1.1 billion and CHF 3.1 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. 4 FINMA has advised that a maximum of 35% of tier 1 capital can be in the form of hybrid capital instruments, which will be phased out under Basel III. Under Basel II.5, hybrid tier 1 capital represented 27.8% and 30.5% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 2011.

As of the end of 2011, we had CHF 3.4 billion of qualifying noncontrolling interests, of which CHF 3.2 billion were core tier 1 capital securities secured by participation securities issued by the Bank. In addition, we had CHF 10.9 billion of hybrid tier 1 capital instruments, of which CHF 2.5 billion were innovative instruments. The hybrid tier 1 capital instruments included USD 3.45 billion 11% tier 1 buffer capital notes and CHF 2.5 billion 10% tier 1 buffer capital notes that will be purchased or exchanged for tier 1 capital notes no earlier than October 23, 2013, the first call date of the tier 1 capital notes.

> Refer to “Capital issuances and redemptions” for further information.
Tier 1 capital movement

			% change

end of	2011	2010	11 / 10

Tier 1 capital (CHF million)

Balance at beginning of period - Basel II	37,725	36,207	4

Net income	1,953	5,098	(62)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	(1,415)	466	–

Foreign exchange impact on tier 1 capital	(361)	(2,799)	(87)

Other [1]	127	(1,247)	–

Balance at end of period - Basel II	38,029	37,725	1

Basel II.5 incremental impact	(1,185)	–	–

Balance at end of period - Basel II.5	36,844	–	–

1 Reflects the issuance and redemption of tier 1 capital, a dividend accrual, the effect of share-based compensation and the change in regulatory deductions.

Implementation of Basel II.5
The transition from Basel II to Basel II.5 as of the end of 2011 reduced our tier 1 capital by CHF 1.2 billion due to the additional deduction for securitization tranches with low ratings held in trading books, primarily relating to the Investment Banking securitized product business, of which 50% is allocated to tier 1 capital. The implementation of Basel II.5 also increased our RWA by CHF 31.3 billion due to the new default and migration risk and stressed VaR framework, primarily relating to the Investment Banking securitized products business and primarily reflected in market risk.

Our tier 1 ratio under Basel II.5 was 15.2% as of the end of 2011 compared to 14.2% as of the end of 2010. Our core tier 1 ratio under Basel II.5 was 10.7% as of the end of 2011 compared to 9.7% as of the end of 2010. The improvement in the core tier 1 ratio in 2011 versus 2010 was 100 basis points under Basel II.5 compared to 70 basis points under Basel II. The more pronounced benefit under Basel II.5 was due to reduced trading book mortgage securitization deductions in Investment Banking that improved core tier 1 capital and lowered RWA due to lower risk exposures reflected in decreased stressed VaR and trading book securitization calculations.

Tier 1 capital under Basel II.5 was CHF 36.8 billion as of the end of 2011, an increase of CHF 1.6 billion compared to CHF 35.2 billion as of the end of 2010. RWA under Basel II.5 were CHF 241.8 billion as of the end of 2011, a decrease of CHF 5.9 billion compared to CHF 247.7 billion as of the end of 2010.

Risk-weighted assets by division

	Basel II.5	Basel II	Basel II	Basel II % change

end of	2011	2011	2010	11 / 10

Risk-weighted assets by division (CHF million)

Private Banking	73,260	73,252	63,588	15

Investment Banking	144,147	112,993	131,233	(14)

Asset Management	12,030	12,030	13,544	(11)

Corporate Center	12,316	12,154	10,337	18

Risk-weighted assets	241,753	210,429	218,702	(4)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

The “Risk-weighted assets – Basel II.5” chart illustrates the balance sheet positions and off-balance sheet exposures that translate into market, credit, operational and non-counterparty-risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Regulatory capital – Bank
Basel II
The Bank’s tier 1 ratio under Basel II was 17.4% as of the end of 2011, an increase from 17.1% as of the end of 2010. The increase in the tier 1 ratio under Basel II reflected a slight decrease in tier 1 capital and a decrease in RWA. The Bank’s core tier 1 ratio under Basel II was 11.9% as of the end of 2011, compared to 12.0% as of the end of 2010. The Bank’s total capital ratio under Basel II was 24.6% as of the end of 2011, compared to 23.1% as of the end of 2010, primarily reflecting the stronger capital base and a decrease in RWA.

The Bank’s total eligible capital under Basel II increased from CHF 47.6 billion as of the end of 2010 to CHF 49.0 billion as of the end of 2011.
RWA under Basel II decreased CHF 6.9 billion to CHF 199.1 billion as of the end of 2011 and the Bank’s tier 1 capital under Basel II decreased from CHF 35.3 billion as of the end of 2010 to CHF 34.6 billion as of the end of 2011.

The business of the Bank is substantially the same as the business of the Group. The trends for the Bank under Basel II are consistent with those for the Group.
Implementation of Basel II.5
The transition from Basel II to Basel II.5 as of the end of 2011 reduced the Bank’s tier 1 capital by CHF 1.2 billion due to the additional deduction for securitization tranches with low ratings held in trading books, primarily relating to the Investment Banking securitized product business, of which 50% is allocated to tier 1 capital. The implementation of Basel II.5 also increased the Bank’s RWA by CHF 31.3 billion due to the new default and migration risk and stressed VaR framework, primarily relating to the Investment Banking securitized products business and primarily reflected in market risk.

The Bank’s tier 1 ratio and core tier 1 ratio under Basel II.5 were 14.5% and 9.8% as of the end of 2011, respectively.
Leverage ratios

	Group				Bank

	Basel II.5	Basel II	Basel II	Basel II % change	Basel II.5	Basel II	Basel II	Basel II % change

end of	2011	2011	2010	11 / 10	2011	2011	2010	11 / 10

Tier 1 capital (CHF billion)

Tier 1 capital	36.8	38.0	37.7	1	33.5	34.6	35.3	(2)

Adjusted average assets (CHF billion) [1]

Average assets	1,038	1,038	1,065	(3)	1,012	1,012	1,041	(3)

Adjustments:
Assets from Swiss lending activities [2]	(145)	(145)	(139)	4	(119)	(119)	(115)	3

Cash and balances with central banks	(81)	(81)	(40)	103	(80)	(80)	(39)	105

Other	(15)	(15)	(28)	(46)	(13)	(13)	(27)	(52)

Adjusted average assets	797	797	858	(7)	800	800	860	(7)

Leverage ratio (%)

Leverage ratio	4.6	4.8	4.4	9	4.2	4.3	4.1	5

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Leverage ratios
The capital levels of the Group and the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. In November 2008, FINMA issued a decree that defined new capital adequacy and leverage ratio requirements, with compliance to be phased in by 2013. The new capital adequacy target included in this decree is a range between 50% and 100% above the Pillar I requirements under Basel II. In addition, the decree includes leverage limits that require us to maintain a minimum leverage ratio of tier 1 capital to total adjusted average assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis by 2013.

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

The leverage ratios for the Group and Bank as of the end of 2011 were 4.6% and 4.2%, respectively, calculated using Basel II.5 tier 1 capital.
The leverage ratios for the Group and Bank as of the end of 2011 were 4.8% and 4.3%, respectively, compared to 4.4% and 4.1% as of the end of 2010, calculated using Basel II tier 1 capital. The increase in the Basel II leverage ratios reflected lower adjusted average assets and slightly higher tier 1 capital. The lower adjusted average assets reflected significant decreases in Investment Banking assets that were partially offset by higher Private Banking assets.

> Refer to the table “Leverage ratios” for further information.
Capital issuances and redemptions
In February 2011, we entered into definitive agreements with affiliates and related parties of Qatar Investment Authority (QIA) and The Olayan Group (the Investors) to issue Tier 1 Buffer Capital Notes (Tier 1 BCNs). Under the agreements, the Investors will purchase USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs either for cash or in exchange for their holdings of USD 3.45 billion 11% Tier 1 Capital Notes and CHF 2.5 billion 10% Tier 1 Capital Notes issued in 2008 (Tier 1 Capital Notes). The purchase or exchange will occur no earlier than October 23, 2013, the first call date of the Tier 1 Capital Notes, and is subject to the implementation of Swiss regulations requiring us to maintain buffer capital, confirmation from our primary regulator FINMA that the Tier 1 BCNs will be eligible buffer capital and additional tier 1 capital, as well as receipt of all required consents and approvals from our regulators and shareholders, including approval of additional conditional capital or conversion capital. We will therefore not receive any cash or Tier 1 Capital Notes for the Tier 1 BCNs from the Investors before such time. We worked closely with FINMA in structuring the terms of the Tier 1 BCNs so as to ensure they will qualify as contingent convertible buffer capital. In addition to the Tier 1 Capital Notes, QIA and The Olayan Group have significant holdings of our shares and other financial products. The Tier 1 BCNs will be converted into our ordinary shares if our reported CET1 ratio, as determined under BCBS regulations as the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The conversion price will be the higher of a floor price of USD 20/CHF 20 per share (subject to customary adjustments) or the daily volume weighted average sale price of our ordinary shares over a five day period preceding the notice of conversion. The Tier 1 BCNs will also be converted if FINMA determines that we require public sector capital support to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. The Tier 1 BCNs are deeply subordinated, perpetual and callable by us five years from the purchase or exchange (i.e., no earlier than 2018) and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion Tier 1 BCNs and CHF 2.5 billion Tier 1 BCNs at fixed rates of 9.5% and 9%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.

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

In 2011, the Bank called and redeemed a EUR 400 million of hybrid tier 1 capital instrument.
In March 2012, we announced a tender offer to repurchase certain outstanding tier 1 and tier 2 securities up to an aggregate cash equivalent amount of CHF 4.75 billion.
In March 2012, we announced an issuance of CHF 750 million, 7.125% tier 2 buffer capital notes due in 2022. The tier 2 buffer capital notes will be converted into ordinary Group shares if, prior to Basel III, our core tier 1 ratio falls below 7% or, under Basel III, our CET1 ratio falls below 7%. The tier 2 buffer capital notes may be redeemed by the issuer in March 2017.

Capital

	Group			Bank

end of	2011	2010	% change	2011	2010	% change

Shareholders' equity (CHF million)

Common shares	49	47	4	4,400	4,400	0

Additional paid-in capital	21,796	23,026	(5)	23,170	24,026	(4)

Retained earnings	27,053	25,316	7	10,870	10,068	8

Treasury shares, at cost	(90)	(552)	(84)	–	–	–

Accumulated other comprehensive income/(loss)	(15,134)	(14,555)	4	(10,938)	(10,711)	2

Total shareholders' equity	33,674	33,282	1	27,502	27,783	(1)

Goodwill	(8,591)	(8,585)	0	(7,456)	(7,450)	0

Other intangible assets	(288)	(312)	(8)	(280)	(304)	(8)

Tangible shareholders' equity [1]	24,795	24,385	2	19,766	20,029	(1)

Shares outstanding (million)

Common shares issued	1,224.3	1,186.1	3	44.0	44.0	0

Treasury shares	(4.0)	(12.2)	(67)	–	–	–

Shares outstanding	1,220.3	1,173.9	4	44.0	44.0	0

Par value (CHF)

Par value	0.04	0.04	0	100.00	100.00	0

Book value per share (CHF)

Total book value per share	27.59	28.35	(3)	625.05	631.43	(1)

Goodwill per share	(7.04)	(7.31)	(4)	(169.45)	(169.32)	0

Other intangible assets per share	(0.23)	(0.27)	(15)	(6.37)	(6.91)	(8)

Tangible book value per share [1]	20.32	20.77	(2)	449.23	455.20	(1)

1 Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Shareholders’ equity
Group
Our total shareholders’ equity remained stable at CHF 33.7 billion as of the end of 2011 compared to the end of 2010. Total shareholders’ equity was impacted by net income in 2011, the effect of share-based compensation and the issuance of common shares related to the issuance of CHF 350 million of mandatory convertible securities by Credit Suisse Group Finance (Guernsey) Ltd., partially offset by a cash dividend in 2011, an actuarial pension adjustment, changes in redeemable noncontrolling interests and the impact of foreign exchange-related movements on cumulative translation adjustments.

> Refer to the “Consolidated statements of changes in equity” in V – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholder’s equity remained stable at CHF 27.5 billion as of the end of 2011 compared to the end of 2010. Total shareholder’s equity was impacted by net income in 2011 and an actuarial pension adjustment, partially offset by the effect of changes in redeemable noncontrolling interests, the impact of foreign exchange-related movements on cumulative translation adjustments, share-based compensation and cash dividends paid in 2011.

Regulatory capital developments and proposals
In December 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through January 1, 2019.

Prior to its issuance, the proposed BCBS framework was endorsed by the Group of Twenty Finance Ministers and Central Bank Governors (>>>G-20) in November 2010. Each G-20 nation will need to implement the rules, and stricter or different requirements may be adopted by any G-20 nation.

Under Basel III, the minimum CET1 ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This CET1 ratio will have certain regulatory deductions and other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018, including deduction of deferred tax assets for tax-loss carryforwards, goodwill and intangibles and investments in banking and finance entities. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% CET1 requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The new capital conservation buffer will be phased in from January 1, 2016 through January 1, 2019.

Basel III further provides for a countercyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of systemic-wide risk.

Most capital instruments that do not meet the strict criteria for inclusion in the Basel III CET1 will be excluded beginning January 1, 2013. Capital instruments that no longer qualify as non-common equity tier 1 capital or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

In November 2011, the BCBS issued final rules for Global Systemically Important Banks (G-SIBs), outlining a methodology for assessing whether a banking institution should be regarded as a G-SIB and determining additional capital requirements between 1% and 2.5% (with a possible additional 1%) of CET1. The additional requirements for G-SIBs will be phased in with the capital conservation and countercyclical buffers of Basel III from January 1, 2016 through year-end 2018. The Financial Stability Board has identified us as a G-SIB.

> Refer to the chart “Comparison of capital requirements frameworks” for further information on the new capital conservation buffer.
> Refer to the table “BCBS Basel III phase-in arrangements” for further information on the phase out of capital instruments.
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

In September 2011, the Swiss Parliament passed the “Too Big to Fail” legislation relating to big banks. The legislation became effective March 1, 2012. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency. The legislation on capital requirements builds on Basel III, but goes beyond its minimum standards, requiring the Group and the Bank to have common equity of at least 10% of RWA and contingent capital or other qualifying capital of another 9% of RWA by January 1, 2019.

Draft implementing ordinances further detailing the requirements of the “Too Big to Fail” legislation were submitted by the Federal government for public comment in December 2011. The “Too Big to Fail” ordinances implementing the legislation must be adopted by the Federal Council and approved by the Swiss Parliament. The ordinances implementing the legislation are expected to be completed in 2012. The new requirements are to be gradually implemented through the end of 2018. One such draft ordinance includes a provision whereby Swiss banks which qualify as a systemically important financial institution would be required to comply with certain leverage ratio requirements effective January 1, 2013, which is earlier than required under Basel III.

In November 2011, the Swiss Federal Department of Finance initiated hearings to introduce a variable countercyclical capital buffer for all banks, in line with Basel III, in order to strengthen the banking sector’s resilience towards the associated risks during periods of excess credit growth. The countercyclical capital buffer is expected to consist of a maximum of 2.5% of RWA and would be activated and subsequently deactivated by the Federal Council upon request of the SNB after consultation with FINMA. The Swiss Federal Department of Finance has proposed that this countercyclical buffer be implemented in 2012.

Credit Suisse believes that it can meet the new requirements within the prescribed time frames by building capital through earnings and by issuing contingent capital or other qualifying instruments.
Basel III Common Equity Tier 1 (CET1) ratio simulation
As Basel III will not be implemented before January 1, 2013, we have calculated our Basel III RWA for purposes of this report in accordance with the current proposed requirements and our current interpretation of such requirements, including relevant assumptions. Changes in the actual implementation of Basel III would result in different numbers from those shown in this report.

We estimate the RWA increase due to Basel III on January 1, 2013 to be CHF 97 billion. We expect substantially all of the Basel III RWA increase to be in the securitized products, rates, credit and equity derivatives businesses in Investment Banking. We expect to reduce Basel III RWA by approximately CHF 56 billion primarily in rates, securitized products, credit, emerging markets and exit businesses in Investment Banking. The RWA reduction reflects our evolving strategy, including the RWA reduction in fixed income.

> Refer to “Evolution of our strategy” in I – Information on the company – Strategy for further information on the Group’s strategy.
In addition to the consensus net income and the dividend assumption for 2012, the CET1 ratio simulation assumes a CHF 2.6 billion benefit from the expected settlement of share-based compensation with shares issued from conditional capital and from other expected movements and deductions in regulatory capital in 2012. Within these parameters, we estimate that our CET1 ratio as of January 1, 2013 will be approximately 12.9%. The following presentation is consistent with the phase-in requirements of Basel III.

CET1 ratio simulation

Capital development (CHF billion)

Total shareholders' equity – December 31, 2011	33.7

Regulatory deductions:
Fair value own debt [1]	(2.6)

Dividend accrual [2]	(0.5)

CET1 capital – December 31, 2011	30.6

Consensus net income 2012 [3]	3.8

Dividend assumption 2012 [4]	(0.5)

Share-based compensation and other impacts	2.6

CET1 capital – January 1, 2013	36.5

Risk-weighted assets (RWA) development (CHF billion)

RWA (Basel II.5) – December 31, 2011	242

Estimated Basel III changes	97

RWA (Basel III before reduction)	339

Reduction of RWA	(56)

RWA (Basel III) – January 1, 2013 [5]	283

Capital ratio (%)

CET1 ratio – January 1, 2013	12.9	[6]

1 Fair value own debt represents the fair value changes from movements in spreads on our own vanilla debt and structured notes, net of tax. 2 Represents the proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions. 3 Bloomberg consensus net income estimate is not endorsed or verified and is used solely for illustrative purposes. Actual net income may differ significantly. 4 Assumed to be the same as the dividend accrual in 2011 and is used solely for illustrative purposes. Actual dividends may differ significantly. 5 Under our strategic business plan, business growth will require reallocation of capital, because we are targeting no gross increase in risk-weighted assets. 6 Does not reflect the impact of the tender offer, announced in March 2012, to repurchase certain outstanding tier 1 and tier 2 securities up to an aggregate cash equivalent amount of CHF 4.75 billion.

For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other Basel III capital deductions (e.g., deferred tax assets and participations in financial institutions). Assuming a fully phased in CHF 8.9 billion of goodwill and CHF 7.6 billion of other capital deductions, we estimate that our CET1 ratio as of January 1, 2013 will be approximately 7.1%.

Share repurchases
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

We purchased 366.8 million common shares and sold or re-issued 368.0 million common shares in 2011, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2011, the Group held 4.0 million treasury shares.

> Refer to “Impact of share-based compensation on shareholders’ equity” in IV – Corporate Governance and Compensation – Compensation for further information.
Purchases and sales of treasury shares

In million, except where indicated	Number of shares		Average price per share in CHF

2011

January	26.3		41.32

February	31.4		43.36

March	48.0		40.17

April	34.9		39.61

May	32.0		36.64

June	22.0		33.63

July	28.9		30.08

August	33.7		23.58

September	32.7		21.71

October	21.3		24.57

November	21.4		21.93

December	34.2		22.01

Total purchase of treasury shares	366.8	[1]	–

Total sale of treasury shares	368.0		–

1 Predominantly for market-making purposes and facilitating customer orders.

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the AGM. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. The auditors must confirm that the dividend proposal of the Board of Directors conforms to statutory law. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years.

Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution relative to earnings. Dividend payments made in 2011, for 2010, were comprised of a cash distribution of CHF 1.30 per share against reserves from capital contributions.

Our Board of Directors will propose a distribution of CHF 0.75 per share against reserves from capital contributions to the shareholders for 2011 at the AGM on April 27, 2012. The distribution is subject to shareholder approval at the AGM. Due to a change in Swiss tax law that came into force in January 2011, the distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. Subject to any legal restrictions applicable in their home jurisdiction, shareholders will be entitled to elect to either receive a cash distribution in the amount of CHF 0.75 per share or to receive new shares of the Group at a subscription ratio to be determined by the Board of Directors. The subscription ratio will be based on an issue price of the new shares equivalent to approximately 92% of the average opening price and closing price of the Group shares on the SIX Swiss Exchange during a period of five trading days following the AGM, less the distribution of CHF 0.75 per share. The ex-dividend date has been set to May 9, 2012.

Reflecting our holding company structure, the Group is not an operating company and holds investments in subsidiaries. It is therefore reliant on the dividends of its subsidiaries to pay shareholder dividends and service its long-term debt. The subsidiaries of the Group are generally subject to legal restrictions on the amount of dividends they can pay. The amount of dividends paid by operating subsidiaries is determined after consideration of the expectations for future results and growth of the operating businesses.

> Refer to “Regulatory capital developments and proposals” for information on possible dividend restrictions under the Basel III regulatory capital framework.
> Refer to “Proposed distribution against reserves from capital contributions” in VI – Parent company financial statements – Credit Suisse Group – Proposed appropriation of retained earnings and capital distributions for further information on dividends.

Dividend per ordinary share

end of	USD	[1]	CHF

Dividend per ordinary share

2010	1.48		1.30

2009	1.78		2.00

2008	0.10		0.10

2007	2.40		2.50

2006 [2]	2.20		2.70

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

Foreign exchange risk associated with the nonfunctional currency net assets of branches and subsidiaries is managed through a combination of forward and backward looking hedging activity, which is aimed at reducing the foreign exchange rate induced volatility of reported earnings.

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

Risk management
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank. In 2011, we continued to prudently manage our risk profile to meet the challenges of a volatile market environment and changing regulatory framework. We strengthened our risk management function, improved our risk management approaches and methodologies and continued to invest significantly in our IT infrastructure. We continued to review our risk appetite framework which establishes key principles for managing our risks to ensure an appropriate balance of return and assumed risk, stability of earnings and capital levels we seek to maintain. Overall position risk increased 2%, average risk management VaR for our trading books decreased 26% and our impaired loans decreased 8%.

Key risk developments in 2011
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. The >>>G-20 and national governments pledged to increase regulation and improve coordination of oversight of banks and financial institutions.

> Refer to “Regulatory capital developments and proposals” in Treasury management for further information on our current regulatory framework on capital, leverage and liquidity, including certain expected changes to this framework.

> Refer to “Regulation and supervision” in I – Information on the company for information on other regulatory developments and proposals.
> Refer to “New risk measurement models” in Market risk for further information on the risk management measures implemented under the Basel II.5 framework.
> Refer to “VaR” in Market risk for further information on the revised VaR methodology implemented in June 2011 for risk management VaR and regulatory VaR.
These and other changes in regulatory requirements will continue to have an impact on our business mix, posing restrictions on some businesses. We are evolving our divisional business models in response to these requirements. We expect complex risk management techniques and measures in the proposed regulatory framework to result in increased costs and resource requirements.

In Investment Banking, our risk profile will be reduced as we focus on downscaling or exiting businesses that generate low returns or have no clear competitive advantage (e.g., >>>commercial mortgage-backed securities (CMBS) origination) and significantly reducing >>>Basel III risk-weighted assets in our fixed income business. Under the specific implications of the new regulatory requirements, we expect the cost of holding credit exposure in the trading book will rise, particularly for securitization positions and credit trading, which will continue to increase the attractiveness of client-focused intermediation businesses over origination and warehousing activities. The Basel III credit risk charge on >>>OTC derivative transactions will become a more significant contributor to >>>risk-weighted assets. In addition, we expect higher capital requirements for OTC derivatives to increase the incentives to move such exposures to centralized exchange counterparties.

The risk profile in Private Banking increased slightly and Asset Management’s risk profile remained relatively stable in 2011. While Private Banking and Asset Management are evolving their business strategies, we do not currently expect those changes to significantly increase their risk profiles. Nevertheless, changes in strategic approach do affect risks inherent in a business.

The past year has seen an industry focus on adherence to suitability and appropriateness requirements, focusing on investor protection and increasing the transparency of financial products and services. Suitability and appropriateness of investments for our clients are under continuous review.

Reputational risk has also been a major focus during the year and we have revised our business approach, including with respect to some emerging market countries, certain industries, transactions with politically exposed persons and sovereign wealth funds.

> Refer to “Reputational risk” for further information on reputational risk issues.
Risk management oversight
Risk governance
Fundamental to our business as a leading global bank is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of our business planning process with strong involvement of senior management and the Board of Directors (Board).

To meet the challenges of a volatile market environment and changing regulatory frameworks, we work to continuously strengthen our risk function, which is independent of, but closely interacts with the front office functions to ensure the appropriate flow of information and strong controls. In 2011, we continued to strengthen our control culture and systems and invested significantly in our risk infrastructure, processes and risk measurement and tools. We have implemented comprehensive risk management processes and sophisticated control systems, and we work to limit the impact of negative developments by carefully managing concentrations of risks. Further, the business mix of Private Banking, Investment Banking and Asset Management provides a certain amount of risk diversification.

Risk organization
Risks arise in all of our business activities and cannot be eliminated completely, however, we manage risk in our internal control environment. Our risk management organization reflects the specific nature of the various risks to ensure that risks are managed within limits set in a transparent and timely manner. At the level of the Board, including through its committees, this includes the following responsibilities:

– Board: responsible to shareholders for the strategic direction, supervision and control of the Group and for defining our overall tolerance for risk in the form of a risk appetite statement;
– Risk Committee: responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital adequacy, including the regular review of major risk exposures and the approval of overall risk limits; and

– Audit Committee: responsible for assisting the Board in fulfilling its oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and the performance of the internal and external auditors.

Overall risk limits are set by the Board and its Risk Committee. On a monthly basis, senior management through CARMC reviews risk exposures, concentration risks and risk-related activities. CARMC is responsible for supervising and directing our risk profile on a consolidated basis, recommending risk limits to the Board and its Risk Committee, and for establishing and allocating risk limits among the various businesses. CARMC meetings focus on the following three areas on a rotating basis: asset and liability management/liquidity, market and credit risk and operational risk/legal and compliance.

Committees have been established at a senior management level to further support the risk management function. The Risk Processes & Standards Committee is responsible for establishing and approving standards regarding risk management and risk measurement, including methodology and parameters. The Credit Portfolio & Provisions Review Committee reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances. The Reputational Risk & Sustainability Committee sets policies, and reviews processes and significant cases relating to reputational risks and sustainability issues. There are also divisional risk management committees.

The risk committees are further supported by Treasury, which is responsible for the management of our balance sheet, capital management, liquidity and related hedging policies.
The risk management function reports to the CRO, who is independent of the business and is a member of the Executive Board. In 2011, the function covered:
– Strategic Risk Management (SRM)
– Risk Analytics and Reporting (RAR)
– Credit Risk Management (CRM)
– Bank Operational Risk Oversight (BORO)
– Business Continuity Management
– Reputational Risk Management
The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage all risk management matters through four primary risk functions: SRM assesses the Group’s overall risk profile on a strategic basis, recommending corrective action where necessary, and is also responsible for market risk management including measurement and limits; RAR is responsible for risk analytics, reporting, systems implementation and policies; CRM is responsible for approving credit limits, monitoring and managing individual exposures, and assessing and managing the quality of credit portfolios and allowances; and BORO acts as the central hub for the divisional operational risk functions. The risk management function also addresses critical risk areas such as business continuity and reputational risk management.

Risk types
Within our risk framework, we have defined the following types of risk:

Management risks:
– Strategy risk: outcome of strategic decisions or developments; and
– Reputational risk: damage to our standing in the market.
Chosen risks:
– Market risk: changes in market factors such as prices, volatilities and correlations;
– Credit risk: changes in the creditworthiness of other entities; and
– Expense risk: difference between expenses and revenues in a severe market event.
Consequential risks:
– Operational risk: inadequate or failed internal processes, people and systems, or external events; and
– Liquidity risk: inability to fund assets or meet obligations at a reasonable price.
Management risks are difficult to quantify. While management of strategy risk is addressed at the Board and Executive Board level, a process has been implemented to globally capture and manage reputational risk. Chosen risks are, in general, highly quantifiable, but are challenging in complexity and scale, especially when aggregated across all positions and types of financial instruments. Additionally, the traditional boundaries between market risks and credit risk have become blurred. For operational risk management, we have primarily set up processes on Group, divisional and regional levels. Liquidity management is centralized with Treasury.

Information required under Pillar 3 of the >>>Basel II framework related to risk is available on our website at www.credit-suisse.com/pillar3.
Risk appetite and risk limits
We have a risk appetite framework that establishes key principles for managing our risks to ensure an appropriate balance of return and assumed risk, stability of earnings and capital levels we seek to maintain. The key aspect of our risk appetite framework is a sound system of integrated risk limits to control overall risk taking capacity and serve as an essential decision making tool for senior management. Our risk appetite framework is guided by the following general principles:

– Managing the business to a target credit rating
– Meeting regulatory requirements and expectations
– Ensuring capital adequacy
– Maintaining low exposure to stress events
– Maintaining stability of earnings
– Sustaining a stable shareholder dividend
– Ensuring sound management of liquidity and funding risk
Risk appetite is annually reviewed and determined by the Board, taking into account strategic and business planning, and enforced by a detailed limit framework of portfolio and position limits at both Group and business division levels. The following chart gives an overview of the Group’s risk appetite framework reflecting selected Group-wide and division-specific quantitative limits and qualitative restrictions.

A sound system of risk limits is fundamental to effective risk management. The limits define our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.

We use an economic capital limit structure to manage overall risk taking. The overall risk limits for the Group are set by the Board and its Risk Committee and are binding. Any excess of these limits will result in immediate notification to the Chairman of the Board’s Risk Committee and the CEO of the Group, and written notification to the full Board at its next meeting. Following notification, the CRO can approve positions that exceed the Board limits by no more than an approved percentage with any such approval being reported to the full Board. Positions that exceed the Board limits by more than such approved percentage can only be approved by the CRO and the full Board acting jointly. In 2011 and 2010, no Board limits were exceeded.

In the context of the overall risk appetite of the Group, as defined by the limits set by the Board and its Risk Committee, CARMC is responsible for setting divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. For this purpose, CARMC uses a detailed framework of more than 100 individual risk limits designed to control risk taking at a granular level by individual businesses and in the aggregate. Limit measures used include VaR, economic capital, risk exposure, risk sensitivity and scenario analysis. The framework encompasses specific limits on a large number of different product and risk type concentrations. For example, there are consolidated controls over trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money and emerging market country exposures. Risk limits allocated to lower organizational levels within the businesses also include a system of individual counterparty credit limits. CARMC limits are binding and generally set at a tight level to ensure that any meaningful increase in risk exposures is promptly escalated. The head of SRM for the relevant division or certain other members of senior management have the authority to temporarily increase the CARMC limits by an approved percentage for a period not to exceed 90 days. Any CARMC limit excess is subject to a formal escalation procedure and must be remediated or expressly approved by senior management. Senior management approval is valid for a standard period of ten days (or fewer than ten days for certain limit types) and approval has to be renewed for additional standard periods if an excess is not remediated within the initial standard period. The majority of these limits are monitored on a daily basis. Limits for which the inherent calculation time is longer are monitored on a weekly basis. A smaller sub-set of limits relating to exposures for which the risk profile changes more infrequently (for example, those relating to illiquid investments) is monitored on a monthly basis. In 2011, 93% of CARMC limit excesses were resolved within the approved standard period.

Economic capital and position risk
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating). It also provides a common terminology for risk across the Group, which increases risk transparency and improves knowledge sharing. The development and use of economic capital methodologies and models have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful.

Under Pillar 2 of the Basel II framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with their overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar 2, as it represents our internal view of the amount of capital required to support our business activities.

Economic capital is calculated separately for >>>position risk, operational risk and other risks. These three risks are used to determine our utilized economic capital and are defined as follows:
– Position risk: the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes). Position risk is used to assess, monitor and report risk exposures throughout the Group;

– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given small probability (0.03%). Estimating this type of economic capital is inherently more subjective and reflects quantitative tools and senior management judgment; and

– Other risks: the risks not captured by the above, which primarily includes expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital and risk on real estate held for own use. Expense risk is defined as the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk and operational risk. Pension risk is defined as the potential under-funding of our pension obligations in an extreme event.

We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2011, we made a number of enhancements to the position risk methodology for risk management purposes, including in international lending & counterparty exposures and fixed income trading. For international lending & counterparty exposures, we enhanced the calculation of >>>fair value loan exposures. For fixed income trading, we refined the methodology relating to traded credit exposures to increase the granularity of our spread shocks to cover market sectors and improve yield curve risk modeling. Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total impact of 2011 methodology changes on position risk as of December 31, 2010 was an increase of CHF 306 million, or 3%.

For utilized economic capital used for capital management purposes, within other risks we adjusted our approach for aggregating the risks associated with our defined benefit pension plans. Within economic capital resources, we refined our economic adjustments methodology for anticipated dividends. Prior period balances have been restated for 2011 methodology changes in order to show meaningful trends. The total impact of methodology changes on utilized economic capital and economic capital resources for the Group as of December 31, 2010 was an increase of CHF 674 million, or 2%, and a decrease of CHF 311 million, or 1%, respectively.

In response to the 2008 financial crisis, regulators have introduced changes to the regulatory capital framework through the implementation of >>>Basel II.5 and Basel III. Often, in response to economic realities, we modify our economic capital model in advance of regulatory changes. For example, recent requirements, such as capital charges equivalent to IRC and credit valuation adjustments (CVA), have been an integral part of our economic capital model for several years. We continually review our model so that it reflects risks measured in terms of potential loss of economic value.

> Refer to “Regulation and supervision” in I – Information on the company and “Regulatory capital developments and proposals” in Treasury – Capital management for further information.
Group position risk

	end of			% change

	2011	2010	2009	11 / 10	10 / 09

Position risk (CHF million)

Fixed income trading [1]	2,813	2,658	3,220	6	(17)

Equity trading & investments	2,322	2,399	2,874	(3)	(17)

Private banking corporate & retail lending	2,182	2,072	2,284	5	(9)

International lending & counterparty exposures	4,572	4,230	4,396	8	(4)

Emerging markets country event risk	860	632	512	36	23

Real estate & structured assets [2]	2,111	2,597	2,454	(19)	6

Simple sum across risk categories	14,860	14,588	15,740	2	(7)

Diversification benefit [3]	(2,670)	(2,631)	(2,785)	1	(6)

Position risk (99% confidence level for risk management purposes)	12,190	11,957	12,955	2	(8)

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

Key position risk trends
Compared to 2010, position risk for risk management purposes increased 2%, primarily due to higher corporate banking and leveraged finance loan risk in international lending & counterparty exposures, higher exposures in Asia and Eastern Europe in emerging markets country event risk and higher interest rate exposures in fixed income trading. We also had higher commercial loans exposure in private banking corporate & retail lending. These increases were partially offset by lower >>>residential mortgage-backed securities (RMBS) exposure in real estate & structured assets and lower private equity exposure in equity trading & investments.

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

Economic capital

	Group			Bank			[1]

end of	2011	2010	% change	2011	2010	% change

Economic capital resources (CHF million)

Tier 1 capital [2]	36,844	37,725	–	33,459	35,310	–

Economic adjustments [3]	2,417	2,912	–	2,179	1,491	–

Economic capital resources	39,261	40,637	(3)	35,638	36,801	(3)

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	21,721	21,262	2	21,020	20,584	2

Operational risk	3,128	2,936	7	3,128	2,936	7

Other risks [4]	8,591	5,773	49	6,805	4,796	42

Utilized economic capital	33,440	29,971	12	30,953	28,316	9

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 2 2011 reported under Basel II.5. Prior period was reported under Basel II and is therefore not comparable. 3 Primarily includes securitization adjustments, anticipated dividends and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources under the Basel framework. 4 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2012.

Economic capital by segment

in / end of	2011	2010	% change

Utilized economic capital by segment (CHF million)

Private Banking	7,357	6,477	14

Investment Banking	20,851	19,073	9

Asset Management	3,314	3,345	(1)

Corporate Center [1]	1,922	1,092	76

Utilized economic capital - Group [2]	33,440	29,971	12

Utilized economic capital - Bank [3]	30,953	28,316	9

Average utilized economic capital by segment (CHF million)

Private Banking	6,940	6,589	5

Investment Banking	19,917	20,735	(4)

Asset Management	3,359	3,539	(5)

Corporate Center [1]	1,269	1,113	14

Average utilized economic capital - Group [4]	31,473	31,958	(2)

Average utilized economic capital - Bank [3]	29,646	30,248	(2)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 Includes primarily expense risk diversification benefits from the divisions, expense risk and foreign exchange risk between economic capital resources and utilized economic capital. 2 Includes a diversification benefit of CHF 4 million and CHF 16 million as of December 31, 2011 and 2010, respectively. 3 The major difference between economic capital of the Group and the Bank relates to the risks within Clariden Leu, Neue Aargauer Bank, BANK-now and Corporate Center. These risks include position and other risks. 4 Includes a diversification benefit of CHF 12 million and CHF 18 million as of December 31, 2011 and 2010, respectively.

Utilized economic capital trends
Over the course of 2011, our utilized economic capital increased 12%, mainly due to increased expense risk, increased pension risk associated with Credit Suisse defined benefit pension plans, increased foreign exchange risk between utilized economic capital and economic capital resources, and increased position risk. The increases were partially offset by higher economic benefits in relation to our deferred shared-based compensation awards.

For Private Banking, utilized economic capital increased 14%, due to higher pension risk associated with Credit Suisse defined benefit pension plans, increased operational risk and higher position risk for private banking corporate & retail lending.

For Investment Banking, utilized economic capital increased 9%, largely due to increased expense risk, increased pension risk associated with Credit Suisse defined benefit pension plans, and increased position risk. The increases were partially offset by higher economic benefits in relation to our deferred shared-based compensation awards.

For Asset Management, utilized economic capital decreased 1%, primarily due to lower operational risk, partially offset by increased expense risk.
Corporate Center utilized economic capital increased 76% due to higher foreign exchange risk between utilized economic capital and economic capital resources, and higher expense risk.
Market risk
Market risk is the risk of loss arising from adverse changes in interest rates, foreign exchange rates, equity prices, commodity prices and other relevant parameters, such as market volatility. We define our market risk as potential changes in the fair value of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

We devote considerable resources to ensure that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from the overall risk positions at the Group level down to specific portfolios. We use market risk measurement and management methods designed to meet or exceed industry standards. These include general tools capable of calculating comparable exposures across our many activities and focused tools that can specifically model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measurement methodologies are VaR and scenario analysis. Additionally, our market risk exposures are reflected in our economic capital calculations. The risk management techniques and policies are regularly reviewed to ensure they remain appropriate.

New risk measurement models
We implemented new risk measurement models, including an >>>incremental risk charge (IRC) and >>>stressed VaR, to meet the Basel II.5 market risk framework for FINMA regulatory capital purposes effective January 1, 2011. The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

VaR
VaR measures the potential loss in fair value of financial instruments due to adverse market movements over a defined time horizon at a specified confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from interest rate, foreign exchange, equity and commodity options, money market and swap transactions and bonds. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equity, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

Historical financial market rates, prices and volatilities serve as the basis for the statistical VaR model underlying the potential loss estimation. We use a one-day holding period and a confidence level of 98% to model the risk in our trading portfolios for internal risk management purposes and a ten-day holding period and a confidence level of 99% for regulatory capital purposes. These assumptions are compliant with the standards published by the BCBS and other related international standards for market risk management. For some purposes, such as >>>backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are calculated based on a one-day holding period level or scaled down from a longer holding period.

We use a historical simulation model for the majority of risk types and businesses within our trading portfolios. The model is based on the profit and loss distribution resulting from historical changes in market rates, prices and volatilities applied to evaluate the portfolio.

We use the same VaR model for risk management and regulatory capital purposes, except for the confidence level and holding period used. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. As part of the ongoing review to improve risk management approaches and methodologies, we implemented a significantly revised VaR methodology for both >>>risk management VaR and >>>regulatory VaR in the second quarter of 2011. We believe these changes make VaR a more useful risk management tool and improve the responsiveness of the model to market volatility. We have approval from FINMA to use this revised VaR methodology for both risk management and regulatory capital purposes. We have restated risk management VaR for prior periods to show meaningful trends. The methodology changes were implemented in June 2011 and are fully reflected in risk management VaR. For regulatory VaR, these methodology changes have been reflected from implementation only. The revisions to the VaR methodology included:

– Historical dataset changed to two years (from three years);
– Exponential weighting to give emphasis to more recent market data and volatility (previously: equal weighting of market data and the use of scaled VaR);
– Expected shortfall calculation based on average losses (previously: losses from a single event);
– One-day holding period for risk management VaR (from a ten-day holding period adjusted to one day, with regulatory VaR continuing to be based on a ten-day holding period); and
– Confidence level changed to 98% for risk management VaR (from 99%, with regulatory VaR continuing to be based on a 99% confidence level).
In addition, we also made asset-class methodology changes, including changing the non-investment grade model to a spread-based rather than a price-based model to better capture issuer-specific basis and maturity risk and modifying the traded loans model to better capture basis risk. We also implemented a single stock volatility model to better capture equity exposures. Additionally, we enhanced the VaR methodology for non-agency RMBS exposures to reflect the risk of assets traded on a price-basis instead of a spread-basis and to better capture non-linear effects and basis risk.

We have approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our regulatory VaR model in the calculation of trading book market risk capital requirements. We continue to receive regulatory approval for ongoing enhancements to the methodology, and the model is subject to regular reviews by regulators.

For risk management VaR, we use a one-day holding period and a 98% confidence level. This means there is a 1-in-50 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. For regulatory VaR, we present one-day, 99% VaR, which is a ten-day VaR adjusted to a one-day holding period. In order to show the aggregate market risk in our trading books, the chart entitled “Daily risk management VaR” shows the trading-related market risk on a consolidated basis.

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
– VaR provides an estimate of losses at a 98% confidence level for internal risk management and 99% confidence level for regulatory capital purposes, which means that it does not provide any information on the size of losses that could occur beyond that confidence level;

– VaR is based on either a one-day (for internal risk management, backtesting and disclosure purposes) or a ten-day (for regulatory capital purposes) holding period. This assumes that risks can be either sold or hedged over the holding period, which may not be possible for all types of exposure, particularly during periods of market illiquidity or turbulence; and

– VaR is calculated using positions held at the end of each business day and does not include intra-day exposures.
Scenario analysis
Stress testing complements other risk measures by capturing the Group’s exposure to unlikely but plausible events, which can be expressed through a range of significant moves across multiple financial markets. Key scenarios include significant movements in credit spreads, interest rates, equity and commodity prices and foreign exchange rates, as well as adverse changes in counterparty default and recovery rates. The majority of scenario analysis calculations performed are specifically tailored toward the risk profile within particular businesses, and limits are established if they are considered the most appropriate control. In addition, to identify areas of risk concentration and potential vulnerability to stress events at Group level, we use a set of scenarios, which are consistently applied across all businesses and assess the impact of significant, simultaneous movements across a broad range of markets and asset classes.

Stress testing is a fundamental element of the Group risk control framework. Stress testing results are monitored against limits, used in risk appetite discussions and strategic business planning, and support our internal capital adequacy assessment. Stress test scenarios are conducted on a regular basis and the results, trend information and supporting analysis are reported on to the Board, senior management and the business divisions.

The Group’s stress testing framework is comprehensive and governed through a dedicated steering committee. Scenarios can be defined with reference to historic events or based on forward looking, hypothetical events that could impact the Group’s positions, capital, or profitability. The scenarios are reviewed and updated regularly as markets and business strategies evolve, and new scenarios are designed by the risk management function in collaboration with our global research function and the business divisions.

Trading portfolios
Risk measurement and management
We assume market risk in our trading portfolios primarily through the trading activities of the Investment Banking division. Our other divisions also engage in trading activities, but to a much lesser extent.

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

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)

	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

2011 (CHF million)

Average	73	13	10	23	(44)		75	94

Minimum	54	5	2	14	–	[1]	54	49

Maximum	99	25	26	47	–	[1]	107	161

End of period	73	12	4	25	(40)		74	79

2010 (CHF million)

Average	102	18	22	27	(67)		102	142

Minimum	78	6	10	15	–	[1]	68	103

Maximum	127	43	32	50	–	[1]	142	205

End of period	90	21	18	25	(63)		91	124

2009 (CHF million)

Average	150	21	25	31	(83)		144	143

Minimum	94	6	16	17	–	[1]	85	80

Maximum	245	63	40	60	–	[1]	237	269

End of period	104	12	18	32	(71)		95	131

Excludes risks associated with counterparty and own credit exposures. In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)

	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

2011 (USD million)

Average	82	14	11	26	(48)		85	105

Minimum	64	6	2	15	–	[1]	65	55

Maximum	107	29	29	51	–	[1]	117	177

End of period	77	13	4	27	(42)		79	84

2010 (USD million)

Average	91	16	20	24	(60)		91	136

Minimum	68	6	9	14	–	[1]	64	95

Maximum	111	38	28	44	–	[1]	124	210

End of period	78	18	16	22	(54)		80	132

2009 (USD million)

Average	137	19	23	29	(77)		131	128

Minimum	93	6	13	17	–	[1]	83	78

Maximum	217	54	38	52	–	[1]	210	226

End of period	100	11	17	31	(67)		92	126

Excludes risks associated with counterparty and own credit exposures. In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Development of trading portfolio risks
The tables entitled “One-day, 98% risk management VaR and one-day, 99% regulatory VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR and 99% regulatory VaR. VaR has been calculated using a two-year historical dataset. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The diversification benefit reflects the net difference between the sum of the 98th percentile loss for risk management VaR and the 99th percentile loss for regulatory VaR, respectively, for each individual risk type and for the total portfolio.

We manage VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR in 2011 decreased 7% from 2010 to USD 85 million. The decrease reflected risk reductions across fixed income, particularly in credit and securitized products, amid lower market liquidity and continued low client activity. This was partially offset by increased market volatility, widening credit spreads and reduced diversification benefit.

Period-end risk management VaR as of December 31, 2011 was stable at USD 79 million compared to December 31, 2010.
Various techniques are used to assess the accuracy of the VaR model used for trading portfolios, including backtesting. We present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when the trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in 2011, 2010 and 2009. FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.

> Refer to “Capital management” in Treasury management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual trading revenues for 2011 with those for 2010 and 2009. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. During 2011, we had 34 days of trading losses with six trading losses exceeding CHF 25 million, compared to six days of trading losses in 2010 with none of the trading losses exceeding CHF 25 million.

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

Development of non-trading portfolio risks
We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury, and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits.

The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 6.6 million as of December 31, 2011, compared to an increase of CHF 8.5 million as of December 31, 2010. The decrease from 2010 was mainly due to the aging of capital instruments, market movements in the value of these instruments and an enhancement of the model for capturing interest rate risk on capital instruments. This was partially offset by the issuance of buffer capital notes in the first quarter of 2011 and a methodology enhancement relating to non-interest-bearing assets and liabilities.

One-basis-point parallel increase in yield curves by currency – non-trading positions

end of	CHF	USD	EUR	GBP	Other	Total

2011 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	0.4	4.8	1.1	0.1	0.2	6.6

2010 (CHF million)

Fair value impact of a one-basis-point parallel increase in yield curves	0.1	7.8	0.1	0.1	0.4	8.5

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

Interest rate sensitivity – non-trading positions

end of	CHF	USD	EUR	GBP	Other	Total

2011 (CHF million)

Increase(+)/decrease(–) in interest rates

+200 basis points	98	948	194	15	47	1,302

+100 basis points	44	477	101	7	25	654

–100 basis points	(1)	(487)	(110)	(6)	(23)	(627)

–200 basis points	31	(813)	(137)	(3)	(45)	(967)

2010 (CHF million)

Increase(+)/decrease(–) in interest rates

+200 basis points	27	1,574	4	18	83	1,706

+100 basis points	11	784	5	9	42	851

–100 basis points	22	(729)	(13)	(6)	(38)	(764)

–200 basis points	20	(1,375)	(30)	(6)	(71)	(1,462)

As of December 31, 2011, the fair value impact of an adverse 200-basis-point move in yield curves was a loss of CHF 1.0 billion compared to a loss of CHF 1.5 billion as of December 31, 2010. This risk is monitored on a daily basis. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2011 and 2010, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves, calibrated to a 1-year holding period with a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk.

Our non-trading equity portfolio includes positions in private equity, hedge funds, strategic investments and other instruments managed by Investment Banking. These positions may not be strongly correlated with general equity markets. Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would be a decrease of CHF 626 million in the value of the non-trading portfolio as of December 31, 2011, compared to a decrease of CHF 731 million in the value of the non-trading portfolio as of December 31, 2010.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would be a decrease of CHF 4 million in the value of the non-trading portfolio as of December 31, 2011, compared to a decrease of CHF 11 million as of December 31, 2010.

> Refer to “Foreign exchange exposure and interest rate management” in Treasury management for more information.
Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. The estimated sensitivity to a one basis point increase in credit spreads (counterparty and our own) on derivatives in Investment Banking was a CHF 0.1 million loss as of December 31, 2011, including the impact of hedges. In addition, the estimated sensitivity to a one basis point increase in our own credit spreads on our fair valued structured notes was a CHF 6.6 million gain as of December 31, 2011, including the impact of hedges.

Credit risk
Credit risk is the possibility of a loss being incurred by us as the result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty. In the event of a customer default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries from foreclosure, liquidation of collateral, or the restructuring of the debtor company. A change in the credit quality of a counterparty has an impact on the valuation of assets eligible for fair value measurement, with valuation changes recorded in the consolidated statements of operations.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion. We believe this external rating is a useful measure in determining the financial ability of countries to meet their financial obligations, including giving an indication of vulnerability to adverse business, financial and economic conditions.

The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.

The credit risk exposure in the table is presented on a risk-based view. We present our credit risk exposure and related >>>risk mitigation for the following distinct categories:
– Gross credit risk exposure includes the principal amount of loans drawn, letters of credit issued and undrawn portions of committed facilities, the >>>positive replacement value (PRV) of derivative instruments after consideration of legally enforceable >>>netting agreements, the notional value of investments in money market funds and the market values of securities financing transactions and the debt cash trading portfolio (short-term securities) netted at issuer level.

– Risk mitigation includes >>>credit default swaps (CDS) and other hedges, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.

– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt are non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS and >>>total return swaps).

Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions.

Selected European credit risk exposures

	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	Total credit risk exposure

December 31, 2011		CDS	Other	[1]			Gross	Net

Greece (EUR billion)

Sovereigns	0.2	0.1	0.0		0.1	0.0	0.2	0.1

Financial institutions	0.1	0.0	0.1		0.0	0.0	0.1	0.0

Corporates & other	0.5	0.0	0.4		0.1	0.0	0.5	0.1

Total	0.8	0.1	0.5		0.2	0.0	0.8	0.2

Ireland (EUR billion)

Sovereigns	0.0	0.0	0.0		0.0	0.0	0.0	0.0

Financial institutions	1.7	0.0	1.4		0.3	0.1	1.8	0.4

Corporates & other	0.8	0.0	0.5		0.3	0.1	0.9	0.4

Total	2.5	0.0	1.9		0.6	0.2	2.7	0.8

Italy (EUR billion)

Sovereigns	3.5	2.6	0.4		0.5	0.0	3.5	0.5

Financial institutions	2.0	0.0	1.7		0.3	0.7	2.7	1.0

Corporates & other	2.3	0.3	1.2		0.8	0.2	2.5	1.0

Total	7.8	2.9	3.3		1.6	0.9	8.7	2.5

Portugal (EUR billion)

Sovereigns	0.1	0.1	0.0		0.0	0.0	0.1	0.0

Financial institutions	0.2	0.0	0.2		0.0	0.0	0.2	0.0

Corporates & other	0.2	0.0	0.1		0.1	0.0	0.2	0.1

Total	0.5	0.1	0.3		0.1	0.0	0.5	0.1

Spain (EUR billion)

Sovereigns	0.0	0.0	0.0		0.0	0.0	0.0	0.0

Financial institutions	1.6	0.0	1.2		0.4	0.5	2.1	0.9

Corporates & other	1.7	0.2	0.8		0.7	0.2	1.9	0.9

Total	3.3	0.2	2.0		1.1	0.7	4.0	1.8

Total (EUR billion)

Sovereigns	3.8	2.8	0.4		0.6	0.0	3.8	0.6

Financial institutions	5.6	0.0	4.6		1.0	1.3	6.9	2.3

Corporates & other	5.5	0.5	3.0		2.0	0.5	6.0	2.5

Total	14.9	3.3	8.0		3.6	1.8	16.7	5.4

1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.

On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Greece, Ireland, Italy, Portugal and Spain as of December 31, 2011 was EUR 3.8 billion. Our net exposure to these sovereigns was EUR 0.6 billion. Our sovereign bond holdings in these countries were entirely offset by short positions in such bonds. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2011 included net exposure to financial institutions of EUR 2.3 billion and to corporates and other counterparties of EUR 2.5 billion. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries; otherwise such credit risk is reflected in the gross and net exposure to each relevant country.

During the first two months of 2012, the sovereign debt rating of the countries listed in the table were affected as follows: Standard & Poor’s lowered the long-term rating by two notches for Italy to BBB+ from A, for Portugal to BB from BBB- and for Spain to A from AA-. Fitch lowered Italy’s rating to A- from A+ and Spain to A from AA-, and Moody’s downgraded Italy to A3 from A2, Portugal to Ba3 from Ba2 and Spain to A3 from A1. The rating changes did not have a significant impact on the Group’s financial condition, result of operations, liquidity or capital resources.

Sources of credit risk
Our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions.

Credit risk management approach
Effective credit risk management is a structured process to assess, quantify, measure, monitor and manage risk on a consistent basis. This requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Our credit risk management framework covers virtually all of the Group’s credit exposure and includes the following core components:
– individual counterparty rating systems;
– transaction rating systems;
– a counterparty credit limit system;
– country concentration limits;
– risk-based pricing methodologies;
– active credit portfolio management; and
– a credit risk provisioning methodology.
We employ a set of credit ratings for the purpose of internally rating counterparties to whom we are exposed to credit risk as the contractual party, including with respect to loans, loan commitments, securities financings or OTC derivative contracts. Credit ratings are intended to reflect the risk of default of each counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.

Our internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings are reviewed at least annually. For the calculation of internal risk estimates and risk-weighted assets, a >>>PD is assigned to each facility. For corporate & institutional counterparties excluding corporates managed on the Swiss platform, the PD is determined by the internal credit rating. For these client segments, internal ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals. Credit officers make use of peer analysis, industry comparisons, external ratings and research, and the judgment of credit experts. The PD for each rating is calibrated based on historic default experience, using external data from Standard & Poor’s, and backtested to ensure consistency with internal experience. For corporates managed on the Swiss platform and consumer loans, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating.

We assign an estimate of expected loss in the event of a counterparty default based on the structure of each transaction. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the LGD assumption to estimate the potential credit loss. LGD represents the expected loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and, in certain areas, the type of counterparty. We use credit risk estimates consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic capital measurement and allocation and financial accounting. This approach also allows us to price transactions involving credit risk more accurately, based on risk/return estimates. The overall internal credit rating system has been approved by FINMA for application under the Basel II >>>A-IRB approach.

Credit limits are used to manage individual counterparty credit risk. A system of limits is also established to address concentration risk in the portfolio, including a comprehensive set of country limits and limits for certain products. In addition, credit risk concentration is regularly supervised by credit and risk management committees, taking current market conditions and trend analysis into consideration. A rigorous credit quality review process provides an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. Regularly updated watch lists and review meetings are used for the identification of counterparties that could be subject to adverse changes in creditworthiness.

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

Risk mitigation
We actively manage our credit exposure utilizing credit hedges, collateral and guarantees. Collateral is security in the form of an asset, such as cash and marketable securities, which serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default.

The policies and processes for collateral valuation and management are driven by:
– legal documentation that is agreed with our counterparties; and
– an internally independent collateral management function.
For our trading portfolio, the valuation of the collateral portfolio is performed as per the availability of independent market data, generally daily for traded products. Exceptions are governed by the calculation frequency described in the legal documentation. The management of collateral is standardized and centralized to ensure complete coverage of traded products.

Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges.

Credit risk

end of	2011	2010	% change

Credit risk (CHF million)

Balance sheet
Gross loans	234,357	219,891	7

of which reported at fair value	20,694	18,552	12

Loans held-for-sale	20,457	24,925	(18)

Traded loans	3,581	4,346	(18)

Derivative instruments [1]	56,254	50,477	11

Total balance sheet	314,649	299,639	5

Off-balance sheet
Loan commitments [2]	220,560	209,553	5

Credit guarantees and similar instruments	7,348	7,408	(1)

Irrevocable commitments under documentary credits	5,687	4,551	25

Total off-balance sheet	233,595	221,512	5

Total credit risk	548,244	521,151	5

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 138,051 million and CHF 136,533 million at the end of 2011 and 2010, respectively, of unused credit limits which were revocable at our sole discretion upon notice to the client.

Loans and loan commitments
Loans which we have the intention and ability to hold to maturity are valued at amortized cost less any allowance for loan losses. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits that can be revoked at our sole discretion upon notice to the client. Loans and loan commitments for which the fair value option is elected are reported at fair value with changes in fair value reported in trading revenues.

Loans and loan commitments

end of	2011	2010	% change

Loans and loan commitments (CHF million)

Gross loans	234,357	219,891	7

of which Private Banking	197,017	183,664	7

of which Investment Banking	37,329	36,235	3

Loan commitments	220,560	209,553	5

Total loans and loan commitments	454,917	429,444	6

of which Private Banking	343,721	326,870	5

of which Investment Banking	111,069	102,467	8

The Private Banking portfolio consists primarily of mortgages and loans collateralized by marketable securities that can be readily liquidated. In Investment Banking, we manage credit exposures primarily with credit hedges and monetizable collateral. Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of CDS and credit insurance contracts.

The following tables illustrate the effects of risk mitigation through cash collateral, marketable securities and credit hedges on a combined exposure of loans and loan commitments.
Loans and loan commitments - Private Banking

end of	2011				2010

Internal ratings	Gross exposure	Cash collateral and marketable securities	Net exposure		Gross exposure	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	2,515	(79)	2,436		1,603	(78)	1,525

AA	7,465	(521)	6,944		6,879	(509)	6,370

A	21,279	(1,022)	20,257		18,582	(1,006)	17,576

BBB	234,578	(133,475)	101,103		223,681	(129,985)	93,696

BB	71,345	(7,716)	63,629		69,275	(6,219)	63,056

B	4,833	(460)	4,373		5,055	(331)	4,724

CCC	429	(2)	427		371	0	371

D	1,277	(162)	1,115		1,424	(173)	1,251

Total loans and loan commitments	343,721	(143,437)	200,284	[1]	326,870	(138,301)	188,569	[1]

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

Loans and loan commitments - Investment Banking

end of	2011				2010

Internal ratings	Gross exposure	Credit hedges	Cash collateral and marketable securities	Net exposure	Gross exposure	Credit hedges	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	8,758	(90)	(869)	7,799	8,240	0	(124)	8,116

AA	12,331	(3,228)	(4)	9,099	8,691	(2,070)	0	6,621

A	22,560	(6,773)	(779)	15,008	19,237	(4,183)	0	15,054

BBB	31,289	(9,586)	(673)	21,030	24,239	(6,937)	(189)	17,113

BB	15,156	(2,452)	(474)	12,230	20,903	(2,469)	(2,084)	16,350

B	17,289	(1,738)	(890)	14,661	17,383	(1,316)	(135)	15,932

CCC	1,869	(359)	(1)	1,509	1,906	(350)	(9)	1,547

CC	64	0	(21)	43	286	(59)	0	227

C	241	(113)	(62)	66	246	(96)	0	150

D	1,512	(190)	(19)	1,303	1,336	(291)	0	1,045

Total loans and loan commitments	111,069	(24,529)	(3,792)	82,748	102,467	(17,771)	(2,541)	82,155

Includes undrawn irrevocable credit facilities.

Loss given default
The Private Banking LGD measurement takes into account collateral pledged against the exposure and guarantees received, with the exposure adjusted for risk mitigation. The concentration in BBB and BB rated counterparties with low LGD exposure largely reflects the Private Banking residential mortgage business, which is highly collateralized. In Investment Banking, the LGD measurement is primarily determined by the seniority ranking of the exposure, with the exposure adjusted for risk mitigation and guarantees received. The LGD measurement system is validated by an internally independent function on a regular basis and has been approved by the regulatory authorities for application in the Basel II A-IRB approach. The tables below present our loans, net of risk mitigation, across LGD buckets for Private Banking and Investment Banking.

Loans - Private Banking

end of 2011			Loss given default buckets

Internal ratings	Funded gross exposure	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	1,213	1,211	368	141	405	290	1	6

AA	3,818	3,777	742	1,118	1,610	287	11	9

A	17,405	17,071	5,610	7,674	3,105	603	33	46

BBB	112,061	78,304	22,426	32,335	18,722	4,102	249	470

BB	56,577	52,409	8,096	20,781	16,851	3,835	1,228	1,618

B	4,351	3,953	720	1,271	1,253	547	161	1

CCC	427	425	3	361	34	27	0	0

D	1,165	1,113	110	267	468	160	68	40

Total loans	197,017	158,263	38,075	63,948	42,448	9,851	1,751	2,190

Loans - Investment Banking

end of 2011			Loss given default buckets

Internal ratings	Funded gross exposure	Funded net exposure	0-10%	11-20%	21-40%	41-60%	61-80%	81-100%

Loss given default (CHF million)

AAA	3,846	3,744	0	0	2,675	1,069	0	0

AA	1,611	1,140	0	0	630	510	0	0

A	3,935	2,924	0	0	1,659	1,265	0	0

BBB	9,515	4,854	431	0	794	3,566	63	0

BB	8,530	6,300	55	11	3,827	2,369	38	0

B	7,111	5,281	10	40	1,985	3,046	200	0

CCC	989	635	0	9	465	152	9	0

CC	62	41	0	0	0	41	0	0

C	237	62	4	0	44	14	0	0

D	1,493	1,303	97	0	252	954	0	0

Total loans	37,329	26,284	597	60	12,331	12,986	310	0

Loans
Compared to the end of 2010, gross loans increased 7% to CHF 234.4 billion. In Private Banking, gross loans increased 7% to CHF 197.0 billion, primarily due to increases in consumer loans and commercial and industrial loans. In Investment Banking, gross loans increased slightly to CHF 37.3 billion, primarily due to increases in loans to financial institutions and commercial and industrial loans.

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group.
Impaired loans
Gross impaired loans decreased CHF 145 million to CHF 1.7 billion in 2011. Total non-performing and non-interest-earning loans decreased CHF 281 million across Investment Banking and Private Banking to CHF 1.0 billion. Total other impaired loans increased CHF 136 million to CHF 0.7 billion, as an increase of potential problem loans in Private Banking, driven by isolated cases in both Corporate & Institutional Clients and Wealth Management Clients, was partially offset by a decrease in potential problem loans and restructured loans in Investment Banking.

> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for information on categories of impaired loans.

Allowance for loan losses
We maintain valuation allowances on loans valued at amortized cost, which we consider a reasonable estimate of losses inherent in the existing credit portfolio. We provide for loan losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either created or adjusted accordingly. The allowance for loan losses is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events.

Allowance for inherent loan losses
In accordance with accounting principles generally accepted in the US (US GAAP), an inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. Inherent losses in the Private Banking lending portfolio are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In Investment Banking, loans are segregated by risk, industry or country rating in order to estimate inherent losses. Inherent losses on loans are estimated based on historical loss and recovery experience and recorded in allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.

Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 2011 were CHF 187 million, compared to net releases of CHF 79 million in 2010. In Private Banking, the net provision for credit losses in 2011 was CHF 110 million, compared to CHF 18 million in 2010. In Investment Banking, the net provision for credit losses in 2011 was CHF 77 million, compared to net releases of CHF 97 million in 2010. In Investment Banking the change reflected higher provisions, mainly relating to a guarantee provided to a third-party bank, and lower releases and recoveries.

Loans

	Private Banking				Investment Banking		Credit Suisse		[1]

end of	2011		2010		2011	2010	2011	2010

Loans (CHF million)

Mortgages	88,255		84,625		0	0	88,255	84,625

Loans collateralized by securities	26,461		24,552		0	0	26,461	24,552

Consumer finance	6,031		5,026		664	682	6,695	5,708

Consumer	120,747		114,203		664	682	121,411	114,885

Real estate	23,287		21,209		1,898	2,153	25,185	23,362

Commercial and industrial loans	44,620		39,812		15,367	14,861	59,998	54,673

Financial institutions	7,085		7,309		18,288	17,463	25,373	24,764

Governments and public institutions	1,278		1,131		1,112	1,076	2,390	2,207

Corporate & institutional	76,270	[2]	69,461	[2]	36,665	35,553	112,946	105,006

Gross loans	197,017		183,664		37,329	36,235	234,357	219,891

of which reported at fair value	402		–		20,292	18,552	20,694	18,552

Net (unearned income) / deferred expenses	(6)		(2)		(28)	(30)	(34)	(32)

Allowance for loan losses [3]	(743)		(782)		(167)	(235)	(910)	(1,017)

Net loans	196,268		182,880		37,134	35,970	233,413	218,842

Impaired loans (CHF million)

Non-performing loans	602		626		156	335	758	961

Non-interest-earning loans	230		321		32	19	262	340

Total non-performing and non-interest-earning loans	832		947		188	354	1,020	1,301

Restructured loans	5		4		13	48	18	52

Potential problem loans	603		397		77	113	680	510

Total other impaired loans	608		401		90	161	698	562

Gross impaired loans [3]	1,440		1,348		278	515	1,718	1,863

of which loans with a specific allowance	1,286		1,164		261	487	1,547	1,651

of which loans without a specific allowance	154		184		17	28	171	212

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	782		937		235	458	1,017	1,395

Net movements recognized in statements of operations	113		26		28	(119)	141	(93)

Gross write-offs	(194)		(202)		(105)	(92)	(299)	(294)

Recoveries	36		40		5	23	41	63

Net write-offs	(158)		(162)		(100)	(69)	(258)	(231)

Provisions for interest	5		2		9	0	14	2

Foreign currency translation impact and other adjustments, net	1		(21)		(5)	(35)	(4)	(56)

Balance at end of period [3]	743		782		167	235	910	1,017

of which individually evaluated for impairment	544		585		106	164	650	749

of which collectively evaluated for impairment	199		197		61	71	260	268

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.5		1.1	2.0	0.5	0.6

Gross impaired loans / Gross loans [4]	0.7		0.7		1.6	2.9	0.8	0.9

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	89.3		82.6		88.8	66.4	89.2	78.2

Allowance for loan losses / Gross impaired loans [3]	51.6		58.0		60.1	45.6	53.0	54.6

1 Includes Asset Management and Corporate Center. 2 Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 62,036 million and CHF 55,124 million as of December 31, 2011 and 2010, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Derivative instruments
We enter into derivative contracts in the normal course of business for market making, positioning and arbitrage purposes, as well as for our own risk management needs, including mitigation of interest rate, foreign exchange and credit risk.

>>>Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency swaps and CDS, interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures.

The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>>PRV constitute an asset, while >>>negative replacement values (NRV) constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis, or other pricing models as appropriate.

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

Swaps
Our swap agreements consist primarily of interest rate swaps, CDS, currency and equity swaps. We enter into swap agreements for trading and risk management purposes. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed upon notional amounts and maturities. CDS are contractual agreements in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Currency swaps are contractual agreements to exchange payments in different currencies based on agreed notional amounts and currency pairs. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on an index or interest rate movements.

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

Derivative instruments by maturity

	2011				2010

end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value

Derivative instruments (CHF billion)

Interest rate products	40.6	208.6	483.0	732.2	38.9	175.0	269.0	482.9

Foreign exchange products	40.6	20.7	14.9	76.2	44.2	25.0	15.8	85.0

Precious metals products	1.5	0.8	0.0	2.3	1.6	0.8	0.0	2.4

Equity/index-related products	9.2	7.2	4.8	21.2	7.2	9.3	3.8	20.3

Credit derivatives	4.5	34.9	23.9	63.3	4.5	26.0	19.0	49.5

Other products	4.9	3.9	2.6	11.4	9.6	7.6	2.1	19.3

OTC derivative instruments	101.3	276.1	529.2	906.6	106.0	243.7	309.7	659.4

Exchange-traded derivative instruments				22.5				22.4

Netting agreements [1]				(872.9)				(631.4)

Total derivative instruments				56.2				50.4

of which recorded in trading assets				52.5				47.7

of which recorded in other assets				3.7				2.7

1 Taking into account legally enforceable netting agreements.

Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.

Derivative instruments by counterparty credit rating

end of	2011	2010

Derivative instruments (CHF billion)

AAA	6.0	5.5

AA	9.6	11.9

A	18.3	15.3

BBB	11.8	7.9

BB or lower	8.0	8.2

OTC derivative instruments	53.7	48.8

Exchange-traded derivative instruments [1]	2.5	1.6

Total derivative instruments [1]	56.2	50.4

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

> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes.

Operational risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems or from external events. Our primary aim is the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Where appropriate, we transfer operational risks to third-party insurance companies.

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

The central BORO team within the risk management function focuses on the coordination of consistent policy, tools and practices throughout the firm for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk framework, measurement methodology and capital calculations.

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

We have employed the same methodology to calculate economic capital for operational risk since 2000, and have approval from FINMA to use a similar methodology for the >>>advanced measurement approach (AMA) under the >>>Basel II Accord. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating >>>haircuts as appropriate.

Reputational risk
Our policy is to avoid any transaction or service that brings with it the risk of a potentially unacceptable level of damage to our reputation.
Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction or service, the identity or activity of a controversial potential client, the regulatory or political climate in which the business will be transacted, and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk, the relevant business proposal or service is required to be submitted through the globally standardized reputational risk review process. This involves a submission by an originator (any employee), endorsement by a business area head or designee, and its subsequent referral to one of the regional reputational risk approvers, each of whom is an experienced and high-ranked senior manager, independent of the business segments, who has authority to approve, reject, or impose conditions on our participation on the transaction or service. In order to inform our stakeholders about how we manage some of the environmental and social risks inherent to the banking business, we publish our Corporate Responsibility Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society. The governing bodies responsible for the oversight and active discussion of reputational risk and sustainability issues are the Reputational Risk & Sustainability Committee of the Executive Board on a global level and the Regional Reputational Risk Councils on a regional level.

Balance sheet, off-balance sheet and other contractual obligations
During 2011, we increased our balance sheet by 2%. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet summary

	end of			% change

	2011	2010	2009	11 / 10	10 / 09

Assets (CHF million)

Cash and due from banks	110,573	65,467	51,857	69	26

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963	220,443	209,499	7	5

Trading assets	279,553	324,704	332,238	(14)	(2)

Net loans	233,413	218,842	237,180	7	(8)

Brokerage receivables	43,446	38,769	41,960	12	(8)

All other assets	145,217	163,780	158,693	(11)	3

Total assets	1,049,165	1,032,005	1,031,427	2	0

Liabilities and equity (CHF million)

Due to banks	40,147	37,493	36,214	7	4

Customer deposits	313,401	287,564	286,694	9	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	168,394	191,687	5	(12)

Trading liabilities	127,760	133,997	133,481	(5)	0

Long-term debt	162,655	173,752	159,365	(6)	9

Brokerage payables	68,034	61,746	58,965	10	5

All other liabilities	119,524	126,044	116,693	(5)	8

Total liabilities	1,008,080	988,990	983,099	2	1

Total shareholders' equity	33,674	33,282	37,517	1	(11)

Noncontrolling interests	7,411	9,733	10,811	(24)	(10)

Total equity	41,085	43,015	48,328	(4)	(11)

Total liabilities and equity	1,049,165	1,032,005	1,031,427	2	0

Balance sheet
Total assets were CHF 1,049.2 billion as of the end of 2011, up CHF 17.2 billion, or 2%, from the end of 2010. Excluding the foreign exchange translation impact, total assets increased CHF 15.4 billion.

In Swiss francs, an increase of CHF 45.1 billion, or 69%, in cash and due from banks mainly reflected an increase in central bank holdings. There was an increase of CHF 16.5 billion, or 7%, in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, mainly due to increases in resale agreements including resale agreements collateralized by government securities. Net loans increased CHF 14.6 billion, or 7%, primarily from higher commercial and industrial loans across the Group, higher consumer and real estate loans in Private Banking and higher loans to financial institutions in Investment Banking. Brokerage receivables increased CHF 4.7 billion, or 12%, reflecting client-flow business. Trading assets decreased CHF 45.2 billion, or 14%, driven by decreases in equity and debt securities reflecting the challenging equity markets and the European sovereign debt crisis. All other assets decreased CHF 18.6 billion, or 11%, including decreases of CHF 12.0 billion, or 28%, in securities received as collateral, CHF 3.3 billion, or 20%, in other investments, CHF 3.2 billion, or 39%, in investment securities and CHF 1.3 billion, or 2%, in other assets.

Total liabilities were CHF 1,008.1 billion as of the end of 2011, up CHF 19.1 billion, or 2%, from the end of 2010. Excluding the foreign exchange translation impact, total liabilities increased CHF 17.5 billion.

In Swiss francs, an increase of CHF 25.8 billion, or 9%, in customer deposits was primarily due to increases in certificates of deposit and time deposits. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions increased CHF 8.2 billion, or 5%, mainly from increases in >>>repurchase agreements in the US. Brokerage payables increased CHF 6.3 billion, or 10%, reflecting increases in customer margin balance, open cash trades and prime brokerage. Due to banks increased CHF 2.7 billion, or 7%, primarily due to an increase in interest-bearing deposits from banks, including central banks. Long-term debt decreased CHF 11.1 billion, or 6%, primarily due to decreases of CHF 7.2 billion in senior debt and CHF 4.9 billion in non-recourse liabilities from consolidated VIEs. Trading liabilities decreased CHF 6.2 billion, or 5%, reflecting a decrease in short positions. All other liabilities decreased CHF 6.5 billion, or 5%, including a decrease of CHF 12.0 billion in obligation to return securities received as collateral, partly offset by an increase of CHF 4.4 billion in short-term borrowings.

> Refer to “Liquidity and funding management” and “Capital management” in Treasury management for more information, including our funding of the balance sheet and the leverage ratio.
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

>>>Derivatives are either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency and >>>CDS, interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>>PRV constitute an asset, while >>>NRV constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

> Refer to “Derivative instruments” in Risk management – Credit risk for further information.
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Guarantees and similar arrangements
In the ordinary course of business, guarantees and indemnifications are provided that contingently obligate us to make payments to a guaranteed or indemnified party based on changes in an asset, liability or equity security of the guaranteed or indemnified party. We may be contingently obligated to make payments to a guaranteed party based on another entity’s failure to perform, or we may have an indirect guarantee of the indebtedness of others. Guarantees provided include, but are not limited to, customary indemnifications to purchasers in connection with the sale of assets or businesses; to investors in private equity funds sponsored by us regarding potential obligations of their employees to return amounts previously paid as carried interest; to investors in our securities and other arrangements to provide gross-up payments if there is a withholding or deduction because of a tax assessment or other governmental charge; and to counterparties in connection with securities lending arrangements.

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

> Refer to “Note 31 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for disclosure of our estimated maximum payment obligations under certain guarantees and related information.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

> Refer to “Representations and warranties on residential mortgage loans sold” in Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group for further information.

Involvement with special purpose entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

As a normal part of our business, we engage in various transactions that include entities which are considered VIEs and are broadly grouped into three primary categories: >>>collateralized debt obligations, >>>CP conduits and financial intermediation. VIEs are SPEs that typically lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, including ongoing reassessment of VIEs for possible consolidation, may require the exercise of significant management judgment.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, we may hold interests in the VIEs.

> Refer to “Note 32 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.
We have raised hybrid tier 1 capital through the issuance of trust preferred securities by SPEs that purchase subordinated debt securities issued by us. These SPEs have no assets or operations unrelated to the issuance, administration and repayment of the trust preferred securities and are not consolidated by us.

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Total long-term obligations decreased CHF 11.4 billion in 2011 to CHF 168.3 billion, primarily reflecting the decrease in long-term debt of CHF 11.1 billion to CHF 162.7 billion.

> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt and the related interest commitments.
> Refer to “Note 31 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on commitments.
Short-term obligations increased CHF 33.0 billion in 2011 to CHF 575.5 billion, primarily reflecting the increase in customer deposits of CHF 25.8 billion to CHF 313.4 billion and an increase in brokerage payables of CHF 6.3 billion to CHF 68.0 billion.

Contractual obligations and other commercial commitments

	2011						2010

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total

Long-term obligations (CHF million)

Long-term debt [1]	25,346	46,607	28,313	62,389	162,655	[2]	173,752	[2]

Capital lease obligations	0	0	0	0	0		130

Operating lease obligations	601	1,020	793	2,145	4,559		4,490

Purchase obligations	460	452	133	50	1,095		1,307

Total long-term obligations [3]	26,407	48,079	29,239	64,584	168,309		179,679

1 Refer to "Debt issuance and redemptions" in Treasury management and "Note 24 – Long-term debt" in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt. 2 Includes non-recourse liabilities from consolidated VIEs of CHF 14,858 million and CHF 19,739 million as of December 31, 2011 and 2010, respectively. 3 Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 1,101 million and CHF 980 million as of December 31, 2011 and 2010, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 29 – Pension and other post-retirement benefits" in V – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits,

Short-term obligations

end of	2011	2010

Short-term obligations (CHF million)

Due to banks	40,147	37,493

Customer deposits	313,401	287,564

Trading liabilities	127,760	133,997

Short-term borrowings	26,116	21,683

Brokerage payables	68,034	61,746

Total short-term obligations	575,458	542,483

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

We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, including its appendix stipulating recommendations on the process for setting compensation for the Board of Directors (Board) and the Executive Board. We also adapt our practices for developments in corporate governance principles and practices in jurisdictions outside Switzerland. As in the past few years, compensation practices at financial firms have remained a priority for regulators in 2011, resulting in additional requirements governing remuneration practices, policies and disclosures. These changes are reflected in our compensation disclosure.

> Refer to “Compensation” for further information.
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

Corporate governance framework
Our corporate governance policies and procedures are defined in a series of documents. The Board has adopted the Corporate Governance Guidelines, which form the basis of a sound corporate governance framework and refer to other documents that regulate certain aspects of corporate governance in greater detail. Our corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance, include:

– Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of the Group is dated February 8, 2012, and the AoA of the Bank is dated May 2, 2011.

– Code of Conduct: defines the Group’s ethical values and professional standards that the Board and all employees are required to follow, including an emphasis that employees must adhere to all relevant laws, regulations, and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. The Code of Conduct also implements requirements stipulated under the US Sarbanes-Oxley Act of 2002 (SOX) by including provisions on ethics for our Chief Executive Officer (CEO) and our principal financial and accounting officers and other persons performing similar functions. No waivers or exceptions are permissible under our Code of Conduct. Our Code of Conduct is available on our website at www.credit-suisse.com/code in nine languages.

– Organizational Guidelines and Regulations (OGR): define the responsibilities and sphere of authority of the various bodies within the Group, as well as the relevant reporting procedures.
– Corporate Governance Guidelines: summarize certain principles promoting the function of the Board and its committees and the effective governance of the Group.
– Board of Directors charter: outlines the organization and responsibilities of the Board.
– Board committee charters: define the organization and responsibilities of the committees.
– Compensation policy: revised during 2011 and approved by the Board in February 2012 to provide a foundation for the development of sound compensation plans and practices that support the Group’s long-term strategic objectives. Our compensation policy is available on our website at www.credit-suisse.com/compensation.

Company
Credit Suisse Group AG (Group) and Credit Suisse AG (Bank) are registered as Swiss corporations in the Commercial Register of the Canton of Zurich under the registration numbers CH-020.3.906.075-9 (as of March 3, 1982) and CH-020.3.923.549-1 (as of April 27, 1883), respectively, and have their registered and main offices at Paradeplatz 8, 8001 Zurich, Switzerland. The Group and the Bank were incorporated on March 3, 1982 and July 5, 1856, respectively, with unlimited duration. The authorized representative in the US for the Group and the Bank is Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010. The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad.

Our business consists of three operating divisions: Private Banking, Investment Banking and Asset Management. The three divisions are complemented by Shared Services and a regional management structure.

> Refer to “I – Information on the company” for further information on our structure.
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 38 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.

The Group is listed on the SIX (Swiss Security Number 1213853), with a market capitalization of CHF 27,021 million as of December 31, 2011. No Group subsidiaries have shares listed on the SIX or any other stock exchange. Following a 2010 tender offer to acquire approximately 1.4% of the shares of Neue Aargauer Bank AG, the Group now owns 100% of the shares of Neue Aargauer Bank AG. As a result, Neue Aargauer Bank AG is no longer listed as a separate entity on the SIX.

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

Number of employees
end of	2011		2010	% change

Number of employees (full-time equivalents)

Private Banking	25,200		25,600	(2)

Investment Banking	20,900		20,700	1

Asset Management	2,700		2,900	(7)

Corporate Center	900		900	0

Number of employees	49,700	[1]	50,100	(1)

of which Switzerland	21,200		21,700	(2)

of which EMEA	9,200		9,200	0

of which Americas	11,700		12,100	(3)

of which Asia Pacific	7,600		7,100	7

1 Excludes 2,100 employees in connection with the cost-efficiency initiatives in 2011.

Employees
As of December 31, 2011, we had 49,700 employees worldwide, of which 21,200 were in Switzerland and 28,500 were abroad.
The number of employees decreased by 400, or 1%, compared to the end of 2010. This reflected reductions in headcount of 2,100 employees in connection with our cost-efficiency initiatives in the second half of 2011, primarily in Investment Banking and Private Banking, offset by seasonal graduate and apprentice recruitment, increases due to regulatory requirements and additional headcount from the acquisition of the PFS hedge fund administration business of ABN AMRO (formerly Fortis Bank Nederland) completed in the second quarter of 2011.

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
All Credit Suisse Group AG shareholders registered in our share register receive an invitation to our AGM including an order form to receive the annual report and other reports. Each registered shareholder also receives a quarterly shareholders’ letter providing an overview of our performance in a short and concise format. In addition, we produce detailed quarterly reports on our financial performance, which shareholders can elect to receive.

All of these reports and other information can be accessed on our website at www.credit-suisse.com/investors.
Articles of Association
> Refer to “Shareholders” and “Additional information” for a summary of the material provisions of our AoA and the Swiss Code of Obligations as they relate to our shares.
The summaries do not purport to be complete and are qualified in their entirety by reference to the Swiss Code of Obligations and the AoA. The Group’s and Bank’s AoA are available on our website at www.credit-suisse.com/articles.

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

Shareholders
Capital structure
Our total issued share capital as of December 31, 2011 was CHF 48,973,323 divided into 1,224,333,062 registered shares, with a nominal value of CHF 0.04 per Group share. Our shares are listed on the SIX and in the form of ADS on the NYSE.

> Refer to “Note 7 – Share capital, conditional and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26b-c and 27) for information on changes to share capital and authorized and conditional capital during the year.

Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base as of December 31, 2011 was comprised of 10% private investors, 78% institutional investors and 12% other investors. The geographical break down of our institutional investors is as follows: 20% Switzerland, 9% other continental Europe, 14% the UK and Ireland, 40% the US and 17% the rest of the world.

As of December 31, 2011, 145,656 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of the Group. As of December 31, 2011, 48 million, or 3.9%, of the issued shares were in the form of ADS. Another 1 million, or 0.9%, of the issued shares were registered in the name of US domiciled shareholders (excluding nominees) as of December 31, 2011.

The information provided in the following tables reflects the distribution of Group shares as registered in our share register.
Distribution of Group shares in the share register
	2011				2010

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Distribution of Group shares

Swiss	128,470	88	113,717,974	10	129,333	88	110,771,741	9

Foreign	12,057	8	12,442,468	1	12,096	8	11,852,180	1

Private investors	140,527	96	126,160,442	11	141,429	96	122,623,921	10

Swiss	4,426	3	143,700,242	12	4,645	3	133,663,669	11

Foreign	703	1	544,466,906	44	826	1	517,265,377	44

Institutional investors	5,129	4	688,167,148	56	5,471	4	650,929,046	55

Shares registered in share register	145,656	100	814,327,590	67	146,900	100	773,552,967	65

of which Switzerland	132,896	91	257,418,216	21	133,978	91	244,435,410	21

of which Europe	11,380	8	301,566,718	25	11,404	8	266,308,720	22

of which US	225	0	161,319,018	13	259	0	162,486,114	14

of which Other	1,155	1	94,023,638	8	1,259	1	100,322,723	8

Shares not registered in share register	–	–	410,005,472	33	–	–	412,621,475	35

Total shares issued	–	–	1,224,333,062	100	–	–	1,186,174,442	100

Distribution of institutional investors in share register by industry
	2011				2010

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Institutional investors by industry

Banks	43	0	17,406,303	1	44	0	2,149,606	0

Insurance companies	94	0	12,216,227	1	104	0	11,543,941	1

Pension funds	912	1	34,877,001	3	961	1	32,465,565	3

Investment trusts	339	0	72,892,153	6	400	0	71,096,802	6

Other trusts	847	1	7,306,944	1	856	1	6,277,961	1

Governmental institutions	32	0	3,968,027	0	12	0	5,964,710	1

Other [1]	2,645	2	168,443,544	14	2,877	2	169,526,525	14

Direct entries	4,912	4	317,110,199	26	5,254	4	299,025,110	25

Fiduciary holdings	217	0	371,056,949	30	217	0	351,903,936	30

Total institutional investors	5,129	4	688,167,148	56	5,471	4	650,929,046	55

1 Includes various other institutional investors for which a breakdown by industry type was not available.

Significant shareholders
Under the Swiss Federal Act of Stock Exchanges and Securities Trading (SESTA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to their annual consolidated financial statements the identity of any shareholders who own in excess of 5% of their shares. The following provides an overview of the holdings of our significant shareholders from the most recent disclosure notifications. In line with the SESTA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. The full text of all notifications can be found on our website at www.credit-suisse.com/shareholders.

> Refer to “Note 3 – Business developments” in V – Consolidated financial statements – Credit Suisse Group for further information on significant shareholders.
The Group also holds significant positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect market making and satisfying obligations under our employee compensation plans. On December 31, 2011, we disclosed that our holdings amounted to 14.4%, of which 3.3% were purchase positions (0.5% registered shares and 2.8% share acquisition rights) and 11.1% were sales positions (disposal rights). Shares held by the Group have no voting rights.

Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.
Significant shareholders
	Group publication of notification	Approximate shareholding %

December 31, 2011

The Olayan Group (registered entity – Crescent Holding GmbH)	February 2, 2010	6.6

Qatar Investment Authority (registered entity – Qatar Holding LLC)	April 30, 2011	6.2

Dodge & Cox	December 15, 2011	3.0

Franklin Resources, Inc.	December 15, 2011	3.0

December 31, 2010

The Olayan Group (registered entity – Crescent Holding GmbH)	February 2, 2010	6.6

Qatar Investment Authority (registered entity – Qatar Holding Netherlands B.V.)	August 27, 2010	6.2

Black Rock Inc.	December 1, 2009	3.8

Koor Industries Ltd.	February 9, 2010	3.1

Capital Group Companies, Inc.	February 25, 2010	3.1

December 31, 2009

Qatar Investment Authority (registered entity – Qatar Holding LLC)	October 22, 2008	9.9

The Olayan Group (registered entity – Crescent Holding GmbH)	September 25, 2009	6.6

Black Rock Inc.	December 1, 2009	3.8

Koor Industries Ltd.	February 9, 2010	3.1

Capital Group Companies, Inc.	February 25, 2010	3.1

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

Annual General Meeting
Under Swiss law, the AGM must be held within six months of the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board and by shareholders, must be published in the Swiss Official Commercial Gazette at least 20 days prior to the meeting.

Shares only qualify for voting at an AGM if they are entered into the share register with voting rights no later than three days prior to an AGM.
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

Request to place an item on the agenda
Shareholders holding shares with an aggregate nominal value of at least CHF 40,000 have the right to request that a specific item be placed on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board no later than 45 days before the meeting and, at the same time, Group shares with an aggregate nominal value of at least CHF 40,000 must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM.

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
– discharging of the acts of the members of the Board and Executive Board; and
– determination of the appropriation of retained earnings.
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
Say on pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group submits its remuneration report (contained in the Corporate Governance and Compensation section of the annual report) for a consultative vote by shareholders at the AGM.

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

The Board has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed by the Board for a term of one year. An overview of the Board and committee membership is shown in the following table. The composition of the Boards of the Group and the Bank is identical.

Members of Board and Board committees
	Board member since	Current term end	Independence	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee

December 31, 2011

Urs Rohner, Chairman	2009	2012	Not independent	Chairman	–	–	–

Peter Brabeck-Letmathe, Vice-Chairman	1997	2014	Independent	Member	–	–	–

Jassim Bin Hamad J.J. Al Thani	2010	2013	Not independent	–	–	–	–

Robert H. Benmosche	2010	2013	Independent	–	–	Member	–

Noreen Doyle	2004	2013	Independent	–	–	–	Member

Walter B. Kielholz	1999	2012	Independent	Member	–	Member	–

Andreas N. Koopmann	2009	2012	Independent	–	–	–	Member

Jean Lanier	2005	2014	Independent	–	Member	Member	–

Anton van Rossum	2005	2014	Independent	–	–	–	Member

Aziz R.D. Syriani	1998	2013	Independent	Member	–	Chairman	–

David W. Syz	2004	2013	Independent	–	Member	–	–

Richard E. Thornburgh	2006	2012	Independent	Member	Member	–	Chairman

John Tiner	2009	2012	Independent	Member	Chairman	–	Member

Peter F. Weibel	2004	2012	Independent	–	Member	–	–

As of the AGM on April 29, 2011, Hans-Ulrich Doerig stepped down as Chairman of the Board (Chairman) and was succeeded by Urs Rohner as full-time Chairman. The Board proposes the following candidates to be elected to the Board at the AGM on April 27, 2012: Ms. Iris Bohnet, Academic Dean and Professor of Public Policy at the Harvard Kennedy School, and Mr. Jean-Daniel Gerber, former State Secretary and Director of the Swiss State Secretariat for Economic Affairs. The Board also proposes the following members to be re-elected to the Board: Walter B. Kielholz, Andreas N. Koopmann, Urs Rohner, Richard E. Thornburgh and John Tiner. Peter F. Weibel, the former Audit Committee chairman, having reached the internal age limit, has decided to step down from the Board as of the 2012 AGM.

Board composition
The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on criteria it establishes. The Chairman’s and Governance Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Chairman’s and Governance Committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Chairman’s and Governance Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group. The background, skills and experience of our Board members are diverse and broad and include holding top management positions at financial services and industrial companies in Switzerland and abroad or having held leading positions in government and international organizations. The Board is composed of individuals with diverse experience, geographical origin and tenure.

To maintain a high degree of diversity and independence in the future, we have a succession planning process in place to identify potential candidates for the Board at an early stage. With this, we are well prepared when Board members rotate off the Board. Besides more formal criteria consistent with legal and regulatory requirements, we believe that other aspects including team dynamics and personal reputation of Board members play a critical role in ensuring the effective functioning of the Board. This is why we place utmost importance on the right mix of personalities who are also fully committed to making their blend of specific skills and experience available to the Board.

New members
Any newly appointed member participates in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. The Board and the committees of the Board regularly ask a specialist within the Group to speak about a specific topic to enhance the Board members’ understanding of issues that already are or may become of particular importance to our business.

Meetings
In 2011, the Board held six full-day meetings in person and three additional meetings. In addition, the Board held a two-day strategy session. From time to time, the Board may also take certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.

All members of the Board are expected to spend the necessary time outside these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the meetings to ensure effective interaction with the Board. The Board also holds separate private sessions without management being present. Minutes are kept of the proceedings and resolutions of the Board.

Meeting attendance
	Board of Directors	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee

in 2011

Total number of meetings held	9	13	9	6	6

Number of members who missed no meetings	9	4	4	5	3

Number of members who missed one meeting	2	2	1	1	2

Number of members who missed two or more meetings	4	2	0	0	1

Meeting attendance, in %	89	92	98	96	88

Meeting attendance
The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve. The Chairman and the Vice-Chairman may attend committee meetings as guests without voting power. The meeting attendance statistics for the Board and committee meetings are shown in the “Meeting attendance” table.

Independence
The Board consists solely of directors who have no executive functions within the Group. As of December 31, 2011, 12 members of the Board were deemed independent, and two members, Urs Rohner and Jassim bin Hamad J.J. Al Thani, were deemed not independent. In its independence determination, the Board takes into account the factors set forth in the OGR, the committee charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.

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
– is not, and has not been for the prior three years, an employee or affiliate of our external auditor; and
– does not maintain a material direct or indirect business relationship with the Group or any of its subsidiaries.
Moreover, a Board member is not considered independent if the Board member is, or has been at any time during the prior three years, part of an interlocking directorate in which a member of the Executive Board serves on the compensation committee of another company that employs the Board member. The length of tenure a Board member has served is not a criterion for independence. Significant shareholder status is also not considered a criterion for independence unless the shareholding exceeds 10% of the Group’s share capital. Board members with immediate family members who would not qualify as independent are also not considered independent. Our definition of independence is in line with the Swiss Code of Best Practice for Corporate Governance and the NYSE definitions. In addition to measuring Board members against the independence criteria, the Chairman’s and Governance Committee also considers whether other commitments of an individual Board member prevent the person from devoting enough time to his or her Board mandate.

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
Urs Rohner was deemed not independent due to his former role as Chief Operating Officer (COO) and General Counsel of the Group until the AGM in April 2009. Jassim bin Hamad J.J. Al Thani, chairman of Qatar Investment Bank, was deemed not independent due to the scope of various business relationships between the Group and Qatar Investment Authority (QIA), a state-owned company that has close ties to the Al Thani family, and between the Group and the Al Thani family. The Group has deemed these various business relationships could constitute a material business relationship.

The Group is a global financial services provider. Many of the members of the Board or companies associated with them maintain banking relations with us. With the exception of the transactions described below, all relationships with members of the Board or such companies are in the ordinary course of business and are entered into on an arm’s length basis.

> Refer to “Note 28 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information on transactions with members of the Board.
In February 2011, we entered into definitive agreements with affiliates of QIA and The Olayan Group, which have significant holdings of Group shares, to issue Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The purchase or exchange will occur no earlier than October 2013, the first call date of the Tier 1 Buffer Capital Notes. The Tier 1 Buffer Capital Notes will be converted into our ordinary shares if our reported common equity tier 1 ratio falls below 7%. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Board (except for Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, who abstained from participating in the determination process) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair.

> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital management for further information about the terms of the transaction.

Chairman of the Board
The Chairman coordinates the work of the Board and its committees and ensures that the Board members are provided with the information relevant for performing their duties. The Chairman has no executive function within the Group. With the exception of the Chairman’s and Governance Committee, the Chairman is not a member of any of the Board’s standing committees. However, he may attend all or part of selected committee meetings, as well as the meetings of the Executive Board, as a guest without voting power. The Chairman is actively involved in developing the strategic business plans and objectives of the Group. Furthermore, he works closely with the CEO in establishing succession plans for key management positions.

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

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses our competitive position and approves our strategic and financial plans. At each ordinary meeting, the Board receives a status report on our financial results, capital, funding and liquidity situation. In addition, the Board receives, on a monthly basis, management information packages, which provide detailed information on our performance and financial status, as well as quarterly risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues and significant events, as deemed appropriate or requested. In order to appropriately discharge its responsibilities, the members of the Board have access to all information concerning the Group.

The Board also reviews and approves significant changes in our structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the Group’s expense, to engage independent legal, financial or other advisors, as they deem appropriate, with respect to any matters within their authority. The Board performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives, and a work plan for the coming year.

Board committees
At each Board meeting, the committee chairmen report to the Board about their activities. In addition, the minutes and documentation of the committee meetings are accessible to all Board members.
Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman, the Vice-Chairman and the chairmen of the committees of the Board and other members appointed by the Board. It may include non-independent Board members.

The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It generally meets on a monthly basis and the meetings are also attended by the CEO. It is at the Chairman’s discretion to ask other members of management or specialists to attend a meeting.

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

Audit Committee
The Audit Committee consists of not fewer than three members, all of whom must be independent. Our Audit Committee consists of five members, all of whom are independent.
The Audit Committee has its own charter, which has been approved by the Board. The members of the Audit Committee are subject to independence requirements in addition to those required of other Board members. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from us other than their regular compensation as members of the Board and its committees. The Audit Committee charter stipulates that all Audit Committee members must be financially literate. In addition, they may not serve on the Audit Committee of more than two other companies, unless the Board deems that such membership would not impair their ability to serve on our Audit Committee.

In addition, the US Securities and Exchange Commission (SEC) requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of SOX. The Board has determined that Peter F. Weibel and John Tiner are audit committee financial experts.

Pursuant to its charter, the Audit Committee holds meetings at least once each quarter, prior to the publication of our consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and conference calls throughout the year. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. At most Audit Committee meetings, a private session with Internal Audit and the external auditors is scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. The Head of Internal Audit reports directly to the Audit Committee chairman.

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

Compensation Committee
The Compensation Committee consists of not fewer than three members, all of whom must be independent. Our Compensation Committee consists of four members, all of whom are independent.
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall variable compensation pools and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. Other duties and responsibilities of the Compensation Committee include reviewing the Group’s compensation policy, newly established compensation plans or amendments to existing plans and recommending them to the Board for approval. The Compensation Committee chairman decides on the attendance of management or others at the committee meetings.

The Compensation Committee is assisted in its work by external legal counsel Nobel & Hug and an independent global compensation consulting firm, Johnson Associates, Inc. Johnson Associates does not provide other services to the Group other than assisting the Compensation Committee. The Compensation Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

> Refer to “Compensation governance” in Compensation – Objectives and governance for information on our compensation approach, principles and objectives.
Risk Committee
The Risk Committee consists of not fewer than three members. It may include non-independent members. Our Risk Committee consists of five members, all of whom are independent.
The Risk Committee has its own charter, which has been approved by the Board, and holds at least four meetings a year. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The meetings are attended by management representatives, as appropriate.

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

Walter Kielholz

Noreen Doyle

Jean Lanier

Richard Thornburgh

Anton van Rossum

Andreas Koopmann

Robert Benmosche

Jassim Bin Hamad J. J. Al Thani

Aziz Syriani

Urs Rohner

Peter Brabeck-Letmathe

Peter Weibel

John Tiner

David Syz

Biographies of the Board members

Urs Rohner
Born 1959 Swiss Citizen
Urs Rohner has been the Chairman of the Board and the Chairman’s and Governance Committee since the 2011 AGM. From 2009 until 2011, he was Vice-Chairman of the Board and a member of the Chairman’s and Governance Committee and Risk Committee. He was a member of the Executive Boards of Credit Suisse Group and Credit Suisse from 2004 to 2009 and served as General Counsel of Credit Suisse Group from 2004 to 2009 and as COO and General Counsel of Credit Suisse from 2006 to 2009. His term as a Board member expires at the AGM in 2012. Due to his former executive function at Credit Suisse, the Board has determined that he is not independent under the Group’s independence standards. For further information, refer to Independence.

Mr. Rohner graduated with a degree in law from the University of Zurich in 1983. He was admitted to the bars of the canton of Zurich in 1986 and the state of New York in 1990. From 1983 to 1988, he was an attorney with the law firm Lenz & Stähelin in Zurich and, between 1988 and 1989, with Sullivan & Cromwell LLP in New York. From 1992 to 1999, he was a partner at Lenz & Stähelin. Between 2000 and 2004, Mr. Rohner served as Chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG.

Mr. Rohner is the chairman of the Board of Trustees of the Credit Suisse Foundation and the Credit Suisse Research Institute and a board member of Economiesuisse, the European Financial Services Roundtable and the European Banking Group. He is the Co-Chair of the International Advisory Board of the Moscow International Finance Center and serves on the International Business Leaders Advisory Council of the Mayor of Beijing, the Institute of International Finance and the Institute International d’Etudes Bancaires. He is also the chairman of the Advisory Board of the University of Zurich’s Department of Economics and a board member of the Zurich Opera House, the Alfred Escher Foundation and the Lucerne Festival.

Peter Brabeck-Letmathe
Born 1944 Austrian Citizen
Peter Brabeck-Letmathe has been Vice-Chairman of the Board since 2008, a function he also held from 2000 to 2005. He has been a member of the Board since 1997 and a member of the Chairman’s and Governance Committee since 2008. He served on the Compensation Committee from 2008 until 2011. He also served from 2000 to 2005 on the Compensation Committee and from 2003 to 2005 on the Chairman’s and Governance Committee. His term as a member of the Board expires at the AGM in 2014. The Board has determined him to be independent under the Group’s independence standards.

Mr. Brabeck-Letmathe studied economics at the University of World Trade in Vienna. After graduating in 1968, he joined Nestlé SA’s sales operations in Austria. His career at Nestlé SA includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé SA’s headquarters in Vevey. Mr. Brabeck-Letmathe has been the Chairman of the Board of Directors of Nestlé SA since 2005. From 1997 to 2008, he was also the CEO of Nestlé SA.

Mr. Brabeck-Letmathe has been a member of the Boards of Directors of L’Oréal SA, Paris, since 1997, and Exxon Mobil Corporation and Delta Topco (Formula 1), both since 2010. He is also a member of the Foundation Board of the World Economic Forum and a member of the European Round Table of Industrialists.

Jassim Bin Hamad J.J.
Al Thani
Born 1982 Qatari Citizen
Jassim Bin Hamad J.J. Al Thani has been a member of the Board since 2010. His term as a member of the Board expires at the AGM in 2013. The Board has determined him to be not independent under the Group’s independence standards. For further information, refer to Independence.

Since April 2005, Mr. Al Thani has been Chairman of the Board of Directors of Qatar Islamic Bank. He is also the Chairman of: QInvest, the first Islamic investment bank founded in Qatar; QIB (UK), an Islamic investment bank founded by the Qatar Islamic Bank in London; Damaan Islamic Insurance Co. (BEEMA); and Q-RE LLC, an insurance and reinsurance company. He is a member of the Board of Directors of Qatar Navigation Company, Qatar Insurance Company and ARCAPITA Bank, Bahrain, and the CEO of Al Mirqab Capital LLC, Qatar, a family enterprise.

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

Noreen Doyle
Born 1949 Irish and US Citizen
Noreen Doyle has been a member of the Board since 2004 and a member of the Risk Committee since 2009. During 2007 and 2008, she served on the Audit Committee and, from 2004 to 2007, she served on the Risk Committee. Ms. Doyle also serves as a non-executive director on and chairs the audit committees for the boards of Credit Suisse International and Credit Suisse Securities Europe Limited, two of the Group’s UK subsidiaries. Her term as a member of the Board expires at the AGM in 2013. The Board has determined her to be independent under the Group’s independence standards.

Ms. Doyle was the First Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005. She joined the EBRD in 1992 as Head of Syndications, was appointed Chief Credit Officer in 1994 and became Deputy Vice President of Risk Management in 1997. Prior to joining the EBRD, Ms. Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London.

Ms. Doyle received a BA in Mathematics from The College of Mount Saint Vincent, New York, in 1971, and an MBA from Dartmouth College, New Hampshire, in 1974.
Ms. Doyle currently serves on the Boards of Directors of the Newmont Mining Corporation, QinetiQ Group Plc., a UK-based defense technology and security company, and Rexam Plc, a global consumer packaging company, all since 2005. Moreover, she is a member of the Advisory Board of the Macquarie European Infrastructure Fund and the Macquarie Renaissance Infrastructure Fund.

Walter B. Kielholz
Born 1951 Swiss Citizen
Walter B. Kielholz has been a member of the Board since 1999, a member of the Compensation Committee since 2009 and a member of the Chairman’s and Governance Committee since 2011. He served as Chairman of the Board and the Chairman’s and Governance Committee from 2003 to 2009 and as Chairman of the Audit Committee from 1999 to 2002. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

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

Mr. Kielholz is a Board of Directors member of the Geneva Association, the European Financial Roundtable and the Institute of International Finance. From 1998 to 2005, Mr. Kielholz was, and since 2009, is again a member of the International Business Leader Advisory Council and a member of the International Advisory Panel, advising the Monetary Authority of Singapore’s financial section on reforms and strategies. In addition, Mr. Kielholz is a member and former Chairman of the Supervisory Board of Avenir Suisse and a Senior Advisor to the Credit Suisse Research Institute. Mr. Kielholz is a member of the Zurich Friends of the Arts, the Lucerne Festival Foundation Board and Chairman of the Zürcher Kunstgesellschaft (Zurich Art Society), which runs Zurich’s Kunsthaus museum.

Andreas N. Koopmann
Born 1951 Swiss Citizen
Andreas N. Koopmann has been a member of the Board and the Risk Committee since the AGM in 2009. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

From 1982 to 2009, Mr. Koopmann held various leading positions at Bobst Group S.A., Lausanne, one of the world’s leading suppliers of equipment and services to packaging manufacturers. He was a member of its Board of Directors, from 1998 to 2002, and Group CEO, from 1995 to May 2009.

Mr. Koopmann holds a Master’s Degree in Mechanical Engineering from the Swiss Federal Institute of Technology in Zurich (1976) and an MBA from IMD in Lausanne, Switzerland (1978).
From 2010 until February 2012, Mr. Koopmann was the Chairman of the Board of Directors of Alstom (Suisse) SA. Since 2010, he has also been a member of the Board of Directors of Georg Fischer AG where he took over the presidency of the Board of Directors in March 2012. Since 2003, Mr. Koopmann has been a member of the Board of Directors of Nestlé SA, its first Vice-Chairman and a member of its Chairman’s and Corporate Governance Committee. Mr. Koopmann is also a member of the Board of Directors of the CSD Group, an engineering consultancy enterprise in Switzerland and served as the Vice-Chairman of Swissmem (until March 2012), the association of Swiss Mechanical and Electrical Engineering Industries. From 1995 to 1999, he served as a member of the Board of Directors of Credit Suisse First Boston. He was a member of Credit Suisse’s Advisory Board from 1999 to 2007.

Jean Lanier
Born 1946 French Citizen
Jean Lanier has been a member of the Board and the Audit Committee since 2005. In 2011, he was appointed to the Compensation Committee. His term as a member of the Board expires at the AGM in 2014. The Board has determined him to be independent under the Group’s independence standards.

Mr. Lanier is the former Chairman of the Managing Board and Group CEO of Euler Hermes, Paris. He also chaired boards of the principal subsidiaries of the group. He held these functions from 1998 until 2004. Prior to that, he was the COO and Managing Director of SFAC, which later became Euler Hermes SFAC, from 1990 to 1997, and of the Euler Group, from 1996 to 1998.

Mr. Lanier started his career at the Paribas Group in 1970, where he worked until 1983 and held, among others, the functions of Senior Vice President of the Paribas Group Finance division and Senior Executive for North America of the Paribas Group in New York. In 1983, he joined the Pargesa Group, where he held the positions of President of Lambert Brussells Capital Corporation in New York, from 1983 to 1989, and Managing Director of Pargesa, based in Paris and Geneva, from 1988 to 1990.

Mr. Lanier holds a Masters of Engineering from the Ecole Centrale des Arts et Manufactures, Paris, in 1969, and a Masters of Sciences in Operations Research and Finance from Cornell University, New York, in 1970.

Mr. Lanier is the Chairman of the Boards of Directors for Swiss RE Europe SA, Swiss RE International SE and Swiss RE Europe Holdings SA and also serves on their respective audit and risk committees. He is a Chevalier de la Légion d’Honneur in France and a Member of the Board of the Foundation “La Fondation Internationale de l’Arche.”

Anton van Rossum
Born 1945 Dutch Citizen
Anton van Rossum has been a member of the Board since 2005 and a member of the Risk Committee since 2008. From 2005 to 2008, he served on the Compensation Committee. His term as a member of the Board expires at the AGM in 2014. The Board has determined him to be independent under the Group’s independence standards.

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

Mr. Syriani holds a degree in Law from the University of St. Joseph in Beirut (1965) and a Master of Laws degree from Harvard University, Massachusetts (1972). He has served as the President of The Olayan Group since 1978 and the CEO since 2002. The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment and a significant shareholder of the Group.

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

After completing his studies at the Law School of the University of Zurich and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau, in 1973, Mr. Syz started his career as Assistant to the Director at Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was the CEO of Cerberus AG, Männedorf. In 1985, Mr. Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed CEO and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG, Neuhausen.

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

Richard E. Thornburgh
Born 1952 US Citizen
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006 and the Chairman of the Risk Committee and a member of the Chairman’s and Governance Committee and the Audit Committee since 2009 and 2011, respectively. His term as a member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards.

Mr. Thornburgh has been Vice-Chairman of Corsair Capital, New York, a private equity investment company since 2006.
Mr. Thornburgh received a BBA from the University of Cincinnati, Ohio, in 1974, and an MBA from the Harvard Business School, Massachusetts, in 1976, and then began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of Credit Suisse First Boston. In 1997, he was appointed a member of the Group Executive Board, where he served until 2005. From 1997 to 1999, Mr. Thornburgh was the CFO of Credit Suisse Group and, from 1999 to 2002, he was Vice-Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of CFO of Credit Suisse First Boston from May 2000 through 2002. From 2003 to 2004, he was the CRO of Credit Suisse Group. In 2004, he was appointed Executive Vice-Chairman of Credit Suisse First Boston.

Mr. Thornburgh has also serves on the Boards of Directors of Reynolds American Inc. (RAI), Winston-Salem, and The McGraw-Hill Companies, New York, both since 2011, CapStar Bank, Nashville, since 2008, and New Star Financial Inc., Boston, since 2006. Furthermore, he serves on the Executive Committee of the University of Cincinnati Foundation and the Investment Committee of the University of Cincinnati.

John Tiner
Born 1957 British Citizen
John Tiner has been a member of the Board and the Audit Committee since the AGM in 2009. Since the AGM in 2011, he has chaired the Audit Committee and has also been a member of the Chairman’s and Governance Committee and the Risk Committee. His term as member of the Board expires at the AGM in 2012. The Board has determined him to be independent under the Group’s independence standards and a financial expert within the meaning of SOX.

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

Mr. Tiner is a member of the Boards of Directors of Lucida Plc, a UK-based insurance company, and of Friends Provident Holdings and Friends Provident Plc, a UK-based life and pension company, and a member of the Advisory Board of Corsair Capital, a private equity investment company. He is also a member of the Advisory Board of the Centre for Corporate Reputation and Visiting Fellow of Oxford University.

In recognition of his contribution to the financial services industry, Mr. Tiner was awarded the title of Commander of the British Empire in 2008 and was made an Honorary Doctor of Letters at his former college, Kingston University, in 2010.

Peter F. Weibel
Born 1942 Swiss Citizen
Peter F. Weibel has been a member of the Board and the Chairman’s and Governance Committee and the Audit Committee since 2004 and he chaired the Audit Committee from 2004 until the AGM in 2011. Mr. Weibel has decided to step down as a member of the Board at the 2012 AGM due to having reached the internal age limit. The Board has determined him to be independent under the Group’s independence standards and a financial expert within the meaning of SOX.

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
Secretaries of the Board
Pierre Schreiber
Joan E. Belzer

Executive Board
Members of the Executive Board
The Executive Board is responsible for the day-to-day operational management of the Group. It develops and implements the strategic business plans for the Group overall as well as for the principal businesses, subject to approval by the Board. It further reviews and coordinates significant initiatives, projects and business developments in the divisions, regions and in the Shared Services functions and establishes Group-wide policies. The composition of the Executive Board of the Group and the Bank is identical. Effective August 1, 2011, the Board appointed Walter Berchtold as the Chairman Private Banking and Hans-Ulrich Meister as CEO Private Banking. Mr. Meister will assume his new position in addition to his role as CEO of Credit Suisse Switzerland. Mr. Berchtold and Mr. Meister remain members of the Executive Board.

Members of the Executive Board
	Appointed in	Role

December 31, 2011

Brady W. Dougan, CEO	2003	Group CEO

Osama S. Abbasi, Regional CEO Asia Pacific	2010	Regional Head

Walter Berchtold, Chairman Private Banking [1]	2003	Chairman Private Banking

Romeo Cerutti, General Counsel	2009	Shared Services Head

Tobias Guldimann, CRO	2004	Shared Services Head

Fawzi Kyriakos-Saad, Regional CEO EMEA	2010	Regional Head

Karl Landert, CIO	2009	Shared Services Head

David R. Mathers, CFO	2010	Shared Services Head

Hans-Ulrich Meister, CEO Private Banking and Regional CEO Switzerland [2]	2008	Divisional Head/Regional Head

Antonio C. Quintella, Regional CEO Americas	2010	Regional Head

Robert S. Shafir, CEO Asset Management	2007	Divisional Head

Pamela A. Thomas-Graham, Chief Talent, Branding and Communications Officer	2010	Shared Services Head

Eric M. Varvel, CEO Investment Banking	2008	Divisional Head

1 Appointed Chairman Private Banking as of August 1, 2011. 2 Appointed CEO Private Banking in addition to his current role as Regional CEO Switzerland as of August 1, 2011.

Hans-Ulrich Meister

Eric Varvel

Robert Shafir

Pamela Thomas-Graham

Brady Dougan

David Mathers

Karl Landert

Tobias Guldimann

Fazwi Kyriakos-Saad

Walter Berchtold

Romeo Cerutti

Osama Abbasi

Antonio Quintella

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

Osama S. Abbasi
Born 1968 British Citizen
Osama S. Abbasi has been the CEO of Credit Suisse’s Asia Pacific region and a member of the Executive Board since October 2010.
Mr. Abbasi holds a Bachelor of Science in Economics from the Wharton School of Business at the University of Pennsylvania. Prior to assuming the role of CEO of Credit Suisse Asia Pacific, he was the Head of the Equity department in Asia Pacific and a member of the Global Equity Management Committee and the Investment Banking Division Management Committee. Prior to this, Mr. Abbasi was Head of Global Securities for Non-Japan Asia and Australia, responsible for both the Equities and Fixed Income departments, and Head of European Securities.

Mr. Abbasi joined Credit Suisse Financial Products, the former derivatives subsidiary of Credit Suisse First Boston, in 1996, from Bankers Trust, where he worked in various trading and marketing positions in Fixed Income and Equities.

Walter Berchtold
Born 1962 Swiss Citizen
Walter Berchtold was appointed Chairman Private Banking effective August 1, 2011. Prior to that, he was the CEO Private Banking at Credit Suisse for five years. He has been a member of the Executive Board since 2003.

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

From 1997 to 2003, Mr. Berchtold was the Head of Trading and Sales of Credit Suisse First Boston, Switzerland and thereafter became the Country Manager of Credit Suisse First Boston, where he was responsible for the entire Swiss business of Credit Suisse First Boston. From 2003 to July 2004, he was the Head of Trading and Sales at Credit Suisse Financial Services and, in April 2004, he was appointed CEO of Banking at Credit Suisse Financial Services. In July 2004, he was the CEO of the former Credit Suisse, a position he held until the merger with Credit Suisse First Boston in May 2005. Between May and December, 2005, he became the CEO of Credit Suisse.

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
Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1989. He joined Credit Suisse’s Internal Audit Department in 1986 before transferring to Investment Banking in 1990. He later became the Head of Derivatives Sales in 1992, the Head of Treasury Sales in 1993 and the Head of Global Treasury Coordination at Credit Suisse in 1994. In 1997, he became responsible for the management support of the CEO of Credit Suisse First Boston before becoming the Deputy CRO of Credit Suisse Group, a function he held from 1998 to 2004. From 2002 to 2004, he also served as the Head of Strategic Risk Management at Credit Suisse.

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

Mr. Mathers is a member of the Council of the British-Swiss Chamber of Commerce.

Hans-Ulrich Meister
Born 1959 Swiss Citizen
Hans-Ulrich Meister was appointed CEO Private Banking effective August 1, 2011. He has also been CEO Credit Suisse Switzerland and a member of the Executive Board since September 2008.
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

Pamela A. Thomas-Graham
Born 1963 US Citizen
Pamela Thomas-Graham has been the Chief Talent, Branding and Communications Officer and a member of the Executive Board since January 2010.
Prior to joining the Group, Ms. Thomas-Graham was a Managing Director in the private equity group of Angelo, Gordon & Co., a New York-based investment management firm, from 2008 to 2010. She previously served as Group President of Liz Claiborne Inc.’s women’s wholesale apparel business from 2005 to 2008. Ms. Thomas-Graham was at NBC for six years from 1999 to 2005, where she served as President, CEO and Chairwoman of CNBC television and a Director of CNBC International. She also served as the President and CEO of CNBC.com. Prior to that, she worked at McKinsey & Company for ten years from 1989 to 1999.

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

Internal Audit
Our Internal Audit function comprises a team of around 260 professionals, more than 230 of whom are directly involved in auditing activities. The Head of Internal Audit, Heinz Leibundgut, reports directly to the Audit Committee chairman.

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

As part of its efforts to achieve best practice, Internal Audit regularly benchmarks its methods and tools against those of its peers. In addition, it submits periodic internal reports and summaries thereof to the management teams as well as the Chairman and the Audit Committee chairman. The Head of Internal Audit reports to the Audit Committee at least quarterly and more frequently as appropriate. Internal Audit coordinates its operations with the activities of the external auditor for maximum effect.

External auditors
Our statutory auditor is KPMG AG (KPMG), Badenerstrasse 172, 8004 Zurich, Switzerland. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are Marc Ufer, Global Lead Partner (since 2010), who will be succeeded by Anthony Anzevino at the 2012 AGM; Simon Ryder, Group Engagement Partner (since 2010); and Philipp Rickert, Leading Bank Auditor (since 2006), who, in accordance with a five-year rotation requirement, will be succeeded by Mirco Liberto at the 2012 AGM.

In addition, we have mandated BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
Fees paid to external auditors
	2011	2010	% change

Fees paid to external auditors (CHF million)

Audit services [1]	40.3	44.0	(8)

Audit-related services [2]	7.0	13.8	(49)

Tax services [3]	6.9	7.8	(12)

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

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that may be provided to us or any of our subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related and tax services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. All KPMG services in 2011 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

American Depositary Share fees
Fees and charges for holders of ADS
In accordance with the terms of the Deposit Agreement, Deutsche Bank Trust Company Americas, as depositary for the >>>ADS (the Depositary), may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below. In June 2011, after a competitive bid process, the Group signed an engagement letter renewing the term of Deutsche Bank Trust Company Americas as Depositary for an additional five years.

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

The Depositary collects its fees for the delivery and surrender of ADS directly from investors depositing shares or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may generally refuse to provide fee services until its fees for those services are paid.

Amounts paid by the Depositary to the Group
In 2011, the Depositary reimbursed the Group USD 52,563 for NYSE listing fees. Under the Group’s new engagement letter, the Depositary has agreed to make certain payments to the Group in 2012 and thereafter. The Depositary has also contractually agreed to provide certain ADS program-related services free of charge.

Under certain circumstances, including removal of the Depositary or termination of the ADS program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.

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

Compensation
Overview
This Compensation report explains our compensation approach and provides our compensation disclosure for 2011. It is composed of the following sections:
– Objectives and governance;
– Compensation design;
– Executive Board compensation;
– Board of Directors compensation;
– Group compensation; and
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

For 2011, we reduced discretionary variable incentive awards (variable compensation), reflecting the lower absolute performance of the Group compared to 2010. Variable compensation awarded for 2011 was down 41% compared to 2010. Aggregate variable compensation awarded for current members of the Executive Board was down 57% and for the Chief Executive Officer (CEO) was down 69% compared to 2010. We believe that the amount and form of variable compensation awarded for 2011 represents our senior management team taking real and direct accountability for the earnings level and share price performance, in alignment with shareholders.

As the business and market environment continued to be challenging in 2011, we implemented changes to our compensation plan that are consistent with our overall capital and risk management strategy and are responsive to additional regulatory requirements. The main changes include modifications to the eligibility and structure of our deferred awards.

For 2011, all deferred variable compensation was awarded in the form of share awards, performance share awards and 2011 Partner Asset Facility (PAF2) awards. We made no further grants of the cash-based Adjustable Performance Plan awards that were introduced in 2009. Consistent with past practice and in line with the expectations of regulators, we granted a substantial portion (approximately 65%) of deferred variable compensation for 2011 as share-based awards. The share awards granted for 2011 are similar to those granted for 2010, but the majority were granted as performance share awards, which now include claw-back provisions based on certain performance conditions for managing directors and other groups of employees. The vesting period for the share awards is three years (also applicable to the performance share awards), which has been shortened from four years to bring us more in line with peers. The PAF2 awards were granted to managing directors and directors and made up approximately 35% of the deferred variable compensation awarded in 2011. In addition to serving as a compensation instrument, the PAF2 plan contributes to the Group’s risk reduction and capital efficiency objectives through its transfer of risk from the Group to employees.

Taking the performance share and PAF2 plans together, over 6,000 employees received deferred compensation with performance conditions. For the Group overall, 49% of the variable awards for 2011 were deferred and subject to future performance and service provisions. For the fourth consecutive year, Executive Board members received no cash variable compensation; all of their variable awards for 2011 were deferred. The changes to our 2011 compensation plan and our 2011 compensation disclosures are in compliance with the requirements of our main regulators and are responsive to the feedback from our shareholders.

Given the continued focus of regulators on the impact of risk considerations on compensation, we refined the process of reviewing compensation and risk for certain groups of employees to ensure appropriate incentives and adequate controls designed to discourage excessive risk taking were in place. For 2011, we have provided more disclosure on risk and compensation, in line with the Basel Committee on Banking Supervision’s (BCBS) new Pillar 3 disclosure requirements for remuneration and additional guidance issued by the Swiss Financial Market Supervisory Authority (FINMA).

In response to shareholder feedback, we also enhanced our disclosure, for example, to provide improved transparency regarding the link between compensation awarded to the Executive Board members and the Group’s performance, and with regard to share issuance and shareholder dilution from our share-based compensation plans.

The Compensation Committee is satisfied that this report reflects the manner in which it has reviewed and set compensation for 2011. The activities of the Compensation Committee were executed in accordance with its mandate under the Organizational Guidelines and Regulations (OGR) and the Compensation Committee Charter.

The Board of Directors (Board) recognizes and supports the involvement of its shareholders within the compensation discussion. As in prior years, the Board has decided to submit this Compensation report to its shareholders for a consultative vote at the Annual General Meeting (AGM) in line with the recommendations in the Swiss Code of Best Practice for Corporate Governance.

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
– enable the Group to attract and retain employees and motivate them to achieve results with integrity and fairness;
– balance the mix of fixed compensation and variable compensation to appropriately reflect the value and responsibility of the role the employees perform day to day and to influence appropriate behaviors and actions;

– are consistent with and promote effective risk management practices and the Group’s compliance and control culture;
– foster teamwork and collaboration across the Group;
– take into account the long-term performance of the Group in order to create sustainable value for our shareholders; and
– are reviewed regularly and endorsed by an independent Compensation Committee.
Consistent with the objectives above, the Group applies a total compensation approach based on fixed compensation and variable compensation. The individual mix varies according to the employee’s seniority, business and location. Fixed compensation includes base salary, which reflects seniority, experience, skills and market practice. Variable compensation is awarded annually at the discretion of the Group and varies depending on Group, business and individual performance. Variable compensation is awarded in the form of unrestricted cash and deferred awards, which are subject to various deferral provisions and performance criteria. The Group’s total compensation approach is illustrated in the following chart, reflecting the compensation award structure for 2011.

> Refer to “Compensation design” for further information.

The Group is committed to responsible compensation practices and plans that balance the need to reward our employees fairly and competitively based on performance while promoting principled behavior and actions. The compensation design aims to contribute to the Group’s objectives in a way that encourages prudent risk taking and adherence to applicable laws, guidelines and regulations and takes into account the capital position and economic performance of the Group over the long term.

Compensation governance
The Compensation Committee of the Board is the supervisory and governing body for compensation policy, practices and plans within the Group and is responsible for determining, reviewing and proposing compensation for approval by the Board. Consistent with its mandate stipulated in the Group’s OGR and its charter (available on our website at www.credit-suisse.com/governance), the Compensation Committee proposes the overall pools for variable compensation, based on the outcome of its annual performance review for the Group and the businesses. The Compensation Committee also assesses the individual performance of, and proposes compensation for, members of the Executive Board and the Board and certain other members of senior management.

The Compensation Committee consists of not fewer than three independent members of the Board. The members of the Compensation Committee are Aziz R.D. Syriani (chairman), Robert H. Benmosche, Walter B. Kielholz and Jean Lanier. Based on the criteria for determining independence under the Swiss Code of Best Practice for Corporate Governance and the rules of the New York Stock Exchange, the Group has deemed all four members of the Compensation Committee to be independent. The length of tenure a Board member has served is not a criterion for determining independence. Significant shareholder status is also not considered a criterion for independence unless the shareholding exceeds 10% of the Group’s share capital.

> Refer to “Independence” in Corporate Governance – Board of Directors for more information on how the Group determines the independence of its Board members.
The Compensation Committee has appointed Johnson Associates, Inc., a global compensation consulting firm, to assist it in ensuring that the Group’s compensation program remains competitive and is responsive to regulatory developments and in line with its compensation approach. Johnson Associates, Inc. is independent from the Group’s management and does not provide any services to the Group other than supporting the Compensation Committee. The Compensation Committee has appointed Nobel & Hug as external legal counsel.

The Compensation Committee meets at least four times per year. The Compensation Committee chairman decides on the attendance of management, the independent compensation consultant and external legal counsel at the committee meetings. The main meeting is held in January with the primary purpose of reviewing the performance of the businesses and the respective management teams for the previous year and determining and/or recommending to the Board for approval the overall compensation pools for the divisions and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. During its performance review, the Compensation Committee considers input from the Group’s internal control functions, including Risk Management, Legal and Compliance and Internal Audit, regarding control and compliance issues, including any breaches of relevant rules and regulations or the Group’s Code of Conduct. In line with the process established last year and in response to specific regulatory guidelines regarding compensation for employees engaged in risk-taking activities, the Compensation Committee also reviews and approves the compensation for Group employees collectively known as >>>covered employees, who are employees whose activities are considered to have a potentially material impact on the Group’s risk profile. The Risk Committee is involved in the review process.

The following table sets forth the approval authority for determining compensation policy and setting compensation for different groups of employees.
Approval authority
Approval grid	Authority

Establishment or amendment of the Group's compensation policy	Board upon recommendation by the Compensation Committee

Establishment or amendment of compensation plans	Board upon recommendation by the Compensation Committee

Setting variable compensation pools for the Group and the divisions	Board upon recommendation by the Compensation Committee

Board compensation (including the Chairman's compensation) [1]	Board upon recommendation by the Compensation Committee

Compensation of the CEO and other Executive Board members	Compensation Committee with information to the Board

Compensation for the Head of Internal Audit	Compensation Committee upon consultation of the Audit Committee Chairman

Compensation for covered employees	Compensation Committee

Compensation for other selected members of management	Compensation Committee

1 Board members with functional duties (including the Chairman): the Board member concerned does not participate in the decision involving his own compensation. Other Board members: Compensation comprises a base fee plus a fee for committee activity which may differ from committee to committee. These fees are subject to a decision by the full Board.

During 2011, the Board, upon recommendation of the Compensation Committee, approved modifications to our compensation policy to bring our plans more in line with peers, contribute to the Group’s risk reduction and capital efficiency measures and permit compliance with evolving regulations. Some of the Compensation Committee’s focus areas during 2011 were:

– the development and approval of an amended compensation design for 2011 aimed at bringing elements of our compensation plans closer to peer practice, while retaining specific performance criteria and claw-back features and introducing the PAF2 plan;

– refinement of the review process for covered employees in respect of how risk and internal control considerations are reflected in the compensation process;
– maintaining an active dialogue and consultations with our main regulators about our compensation plans, as well as monitoring global regulatory and market trends with respect to compensation at financial institutions;

– continuing to engage with shareholders and shareholder groups regarding our compensation governance and plans; and
– increasing the transparency of our compensation disclosure, including how we link compensation to performance for members of the Executive Board.
> Refer to “Incorporating risk within the compensation process” for further information on covered employees.
Compensation policy
The vast majority of decisions about individual compensation awards are made by line managers at all levels throughout the organization. The Group strives to ensure that all line managers apply a consistent and high set of standards when assessing the performance and behavior of employees and that managers and employees fully understand the compensation processes and instruments that apply to them. To this end, we prepared a comprehensive compensation policy, that formalizes our compensation principles and related processes, which was approved by the Board in early 2011. In early 2012, we updated the policy to reflect the changes to the compensation plan, the annual process for reviewing performance in light of risk considerations for covered employees and to comply with a recent change in the Swiss Bank Law. The Group’s Compensation Policy is available on its website at www.credit-suisse.com/compensation. The policy provides the foundation for sound compensation practices that support the Group’s long-term strategic objectives. The following table summarizes the key features of the compensation policy.

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
- Mandatory shareholding requirements for executives.
- Compensation plans and overall compensation expenses approved by the Board.

Performance alignment

Principles:

- Reward Group annual performance measured relative to its planned key performance indicators, prior year performance and the performance of competitors.
- Business performance aligned: Strong correlation with the annual performance of a business, including risk-related metrics and the amount of compensation awarded to employees.
- Recognize and reward cross-divisional collaboration.
- Award and differentiate compensation based on individual performance and contributions.

Individual compensation determination

Principles:

- Total compensation-based approach.
- Facilitate competitiveness by paying market-informed, competitive compensation levels for comparable roles and experience, subject to performance.
- Promote meritocracy by recognizing individual performance, with a particular emphasis on contribution, risk management, ethics and control.
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

The compensation policy also includes implementation standards, which provide managers and employees with a detailed description of our principles, programs and the defined standards and processes relating to the development, management, implementation and governance of compensation. For line managers, we focused on their responsibilities in managing, administering and communicating compensation, with an emphasis on risk awareness and compliance. For employees, we provided more transparency on what factors influence compensation decisions and on our various practices and plans. The compensation policy adheres to the compensation principles set out by FINMA and our other main regulators and applies to all employees and compensation plans of the Group.

Determination of performance-based compensation
Consistent with our vision to provide responsible, performance-based compensation, all employees are eligible to receive variable compensation. The amount is determined by the nature of the business, breadth of role, role location and performance of the employee and includes detailed performance measurements at the Group, division and employee level as an integral part of the compensation process. Decisions about the amounts for variable compensation for individual employees are made within the constraints of the variable compensation pools at the Group and divisional levels.

Determination of divisional variable compensation pools
Determination of the performance-based variable compensation pools is an annual process. It starts with a decision in October or November about the initial size of the variable compensation pool for the Group and each division within the context of the annual business planning cycle and the setting of business performance targets for the coming year. Appropriate accruals for the divisional and Group-wide variable compensation pools are made by the Group throughout the year. The Board regularly reviews the accruals and related financial information and makes adjustments at its discretion to ensure that the overall size of the pools is consistent with the Group’s compensation principles. An accrual, at the Group or any other level, however, does not create legal rights or entitlements for employees to receive variable compensation.

The divisional variable compensation pools are not formula driven, but are subject to adjustments based on performance and other discretionary factors, and the final amounts are approved by the Board. The methodology to determine the initial size of the variable compensation pools varies by division.

For Private Banking, the basis for determining the variable compensation pool is the division’s income before taxes and before the variable compensation accrual, reduced by a charge for capital usage. Capital usage is calculated as the average cost of economic capital.

For Investment Banking, the basis for determining the variable compensation pool is income before taxes and before the variable compensation accrual, reduced by a charge for capital usage. Capital usage is calculated from a combination of risk-weighted assets, economic capital and utilization of the Group’s balance sheet. For Investment Banking, in light of the weak absolute net income performance in 2011, the variable compensation pool was determined based on more discretionary factors, taking into account the difficult market and competitive environment, and was 51% below the Investment Banking pool for 2010.

For Asset Management, the basis for determining the variable compensation pool for alternative investments is income before taxes and before the variable compensation accrual. For traditional investments, the basis for determining the variable compensation pool is the short-term and long-term performance against both peer groups and benchmarks.

For Shared Services and Group Corporate Center functions, a deduction is applied to the pool of each division to fund a variable compensation pool for these employees, the total amount of which is based on the Group-wide performance and qualitative measurements rather than the performance of any particular division they support.

The initial variable compensation pool for the Group and each division is subject to adjustment based on a detailed performance evaluation at the Group and divisional levels, taking into account key performance indicators and other absolute and relative performance criteria, including performance against peers. The pools, as computed or adjusted, are subject to Compensation Committee review and Board approval. In setting the final variable compensation pools, the Compensation Committee also considers discretionary factors, including non-financial metrics related to ethics, risk, compliance and control. Other discretionary factors such as business strategy, overall Group performance and the market and regulatory environment are also taken into account.

> Refer to the chart “2011 Peer groups and performance criteria” in Competitive benchmarking for specific peer performance criteria.
Allocation of variable compensation to individual employees
Once the variable compensation pools have been set at the Group and divisional levels, each division allocates its pool to business areas, with the same or similar performance metrics, which is then allocated further to individual line managers. Line managers award variable compensation to individual employees based on individual and business performance, subject to the constraints of the pool available. Performance measurement of individual employees varies widely across the firm and depends on each individual’s specific function and scope of responsibility. To measure the performance of employees in revenue-generating areas, key quantitative factors such as revenue production and profitability will be considered, as well as qualitative factors, such as client satisfaction, compliance and contribution to teamwork. Other quantitative factors taken into account at the individual level include market trends and competitive levels of compensation.

With this approach, variable compensation is not formula driven, but based on financial and non-financial metrics including ethics, risk, compliance and control.
Incorporating risk within the compensation process
During 2011, we continued to refine our processes and governance to ensure that our approach to compensation discourages excessive risk taking and that significant attention is given to risk throughout the performance assessment and compensation processes.

Risk-adjusted variable compensation pools
At the divisional level, risk is taken into account through the risk adjustment applied to the divisional variable compensation pools. As described above, the variable compensation pools of the divisions are calculated based on the division’s income before taxes reduced by a charge for capital usage in the case of Private Banking and Investment Banking, which reflects the risk-adjusted or economic contribution of the division.

The charge for capital usage is generally calculated based on three components:
– the value of >>>risk-weighted assets, calculated in accordance with the Bank for International Settlements capital requirements, which measure credit, market and operational risk;
– the utilization of economic capital under our economic capital framework, which we use as a consistent and comprehensive tool for risk management, including off-balance sheet risk, capital management and performance measurement; and

– the utilization of the Group’s balance sheet.
Risk and capital usage are taken into account when allocating the variable compensation pool for the various businesses within the division. The divisional variable compensation pools are split between the various sub-divisions, where applicable, based on similar factors used to determine the divisional pool. The economic contribution of the sub-divisions is a key input for determining this allocation. Within Investment Banking, for example, the fixed income and equities sub-divisions use economic contribution as one of the key metrics for sub-dividing their pools at the department and then at the sub-department level. Through this process, managers with responsibility for managing the business at the sub-department level recognize that capital usage is a significant factor in the establishment of the variable compensation pools and awards.

> Refer to “Capital management” in III – Treasury, Risk, Balance Sheet and Off-balance sheet – Treasury management for further information on total eligible capital, risk-weighted assets and our balance sheet statistics.

Process for determining variable compensation of covered employees
At the individual level, risk is taken into account in the performance assessment and setting of variable compensation for senior management and other employees classified as material risk takers and controllers (MRTCs), whose activities are considered to have a potentially material impact on the Group’s risk profile. Together, these Group employees are referred to as covered employees. Regulators, in particular, have placed increased emphasis and requirements on the identification and management of employees who have the potential to take or manage risk at firms. The criteria for classifying individuals as covered employees for the Group are approved by the Board upon recommendation by the Compensation and Risk Committees. In 2011, the Group applied similar criteria for classifying covered employees as in 2010 and enhanced the specific review procedures to determine their variable compensation. Employees meeting one or more of the following criteria are identified as covered employees:

Members of senior management:
– members of the Executive Board; and
– employees who report directly to a member of the Executive Board, typically employees who are responsible for managing significant lines of business of the Group and are members of divisional management committees.

Employees classified as MRTCs:
– senior control function personnel – senior employees in the Shared Services functions of Finance, Risk Management, Legal and Compliance and Talent, Branding and Communications who have responsibility for monitoring individuals or groups of individuals who manage material amounts of risk for the Group;

– material risk takers – employees with the ability to put material amounts of the Group’s capital at risk, such as traders and others who are authorized to manage, supervise or approve risk exposure that could have a material or significant effect on our financial results;

– top earners – the top 150 paid employees across the Group (based on total compensation), regardless of seniority or function; and
– others – other individuals, whose role has been identified as having a potential impact on market, reputational or operational risk.
At the beginning of 2011, a total of 514 employees or about 1% of all employees were classified as covered employees (487 as of the end of 2011, due to some employees having left during 2011). Given the nature of the investment banking business, a majority of the covered employees identified for 2011 were within the Investment Banking division. All covered employees were notified of their status. All covered employees received at least 50% of their deferred variable compensation as performance share awards.

In addition to the annual performance assessment conducted by their direct line managers, the covered employees were also subject to a separate feedback process by control functions, including Legal and Compliance, Risk Management and Finance and Audit, which are independent of the businesses. Feedback is presented to disciplinary review committees set up in each region, which are chaired by the regional CEOs and meet regularly. The disciplinary review committees assess and record infractions of employees including, but not limited to, covered employees. Based on the assessment by the control functions of the covered employees using pre-defined criteria, individual cases are referred to the disciplinary review committees to assess potential infractions or misconduct. The results of the disciplinary review committees’ assessment and any disciplinary measures are communicated to line managers as a recommendation for their final performance assessment and individual compensation decision-making processes. The proposed variable compensation amounts for covered employees are then subject to final review and approval by the Compensation Committee.

Due to different regulatory requirements, the criteria for classifying employees as covered employees varies among some jurisdictions. As a result, we may adjust the definition of covered employees to comply with the requirements of these jurisdictions.

> Refer to the table “Approval authority” for further information on the review and approval process for variable compensation.
Claw-back and risk adjustments for deferred awards
Once employees’ variable compensation has been granted for a given year, the deferred portion remains subject to risk adjustments based on explicit claw-back provisions during the vesting period. A claw-back event can be triggered by negative business performance or employee misconduct. Performance-related claw-back provisions included in deferred awards allow for all or a portion of the unvested amount of the deferred award to be taken away or “clawed back” from employees in the event of future negative business performance according to specific pre-defined performance criteria and other conditions. For 2011, claw-back provisions are included in the performance share awards.

> Refer to the table “Potential downward adjustments of performance share awards” for specific downward adjustments to be applied.
All deferred awards also contain a general malus provision, which allows the Group to cancel or “claw back” unsettled awards in the event of serious employee misconduct. In addition to the explicit downward adjustments that may be made as a result of performance-related claw-back and general malus provisions, deferred awards are subject to implicit or fair value adjustments due to changing market conditions. Normal market fluctuations in the Group share price, for example, will give rise to implicit upward or downward adjustments in the value of the deferred share awards.

A summarized illustration of the forms of risk adjustments which may occur before and after the determination and granting of variable compensation levels for a given year is provided in the following chart.

> Refer to the table “Fair value of outstanding deferred compensation awards” for a quantitative disclosure of the explicit and implicit risk adjustments made in 2011 on the outstanding deferred awards.

Competitive benchmarking
The assessment of the economic and competitive environment is another important element of our compensation process as we strive for market-informed, competitive compensation levels for comparable roles, experience and geographical location of employees. We use internal expertise and the services provided by compensation consulting firms to benchmark our compensation levels against relevant competitors. Given our global presence and the wide range of what is considered competitive pay in different regions, there is no single region or market against which we benchmark compensation levels. We adopt a differentiated approach, looking at pay levels and competitive market players in the various geographical regions where we do business.

For key personnel of the Group and the divisions, we compete for talent primarily with major banks globally. To benchmark our compensation levels and as a key input for setting the variable compensation pools at the Group and divisional levels, we measure ourselves against a set of peer groups, including European and US banks. These peer groups and relevant metrics are reviewed annually in April by the Compensation Committee and tracked throughout the year. For the Group, the peer group for 2011 consisted of UBS, Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura and Société Générale. Most of these peer companies explicitly mention Credit Suisse as one of their peers. The criteria used to define these peer companies include:

– comparable scope and complexity of the business platform;
– comparable business focus and mix;
– common geographical footprint; and
– companies with which we compete daily for business and talent.
The peer groups for the Group and the divisions are shown in the following table, followed by specific performance criteria that we review for assessing the relative performance against peers as part of the process to determine the divisional variable compensation pools.

2011 peer groups and performance criteria
Credit Suisse Group

Peer group	Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS

Performance criteria

Profitability and efficiency	Return on equity, pre-tax income margin and compensation/revenue ratio

Growth	Earnings per share growth, net revenue growth, net new assets growth and total assets under management growth

Capital and risk	Tier 1 ratio, core tier 1 ratio, leverage ratio, Value-at-Risk and risk-weighted assets development

Shareholder satisfaction	Total shareholder return over one year, total shareholder return over two years and book value per share growth

Private Banking

Peer group	Barclays, Deutsche Bank, HSBC, Julius Bär Group, JPMorgan Chase and UBS

Performance criteria

Profitability and efficiency	Pre-tax income margin, pre-tax income on assets under management and gross margin

Growth	Net revenue growth, pre-tax income growth and net new assets growth

Investment Banking

Peer group	Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS

Performance criteria

Profitability and efficiency	Pre-tax return on economic risk capital, pre-tax income margin and compensation/revenue ratio

Growth	Net revenue growth and pre-tax income growth

Capital and risk	Net revenue/Value-at-Risk

Asset Management

Peer group	Allianz, Black Rock, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS

Performance criteria

Profitability and efficiency	Pre-tax income margin and gross margin on assets under management

Growth	Pre-tax income growth, net revenue growth and net new assets growth

Market and regulatory trends
Market trends observed during 2011 included a decrease in levels of total compensation in most business areas, reflecting the general decrease in profitability and focus on cost reductions across the financial services industry. The total compensation awarded by the Group for 2011 has been reduced to take into account the reduced profitability, while continuing to observe the industry trends in compensation. The Group remains compelled to pay competitive levels of compensation in order to continue to attract, motivate and retain employees, particularly in growth businesses and regions where there has been continuous competition for talent despite the global economic slowdown.

Many regulators across the world, including FINMA, our regulator in Switzerland, and regulators in other jurisdictions relevant to the Group continue to focus on compensation. The requirements of FINMA apply to the Group on a global basis, while the requirements of other regulators generally only apply in respect of operations of the Group in a specific location. Several regulators, such as regulators in the US, the EU and the UK, impose provisions that diverge from the principles set forth in the Circular on Remuneration Schemes, which was issued by FINMA and which our plans comply with on a global basis. To the extent jurisdictional requirements diverge, we adapt our local plans in order to comply with local requirements, which generally results in additional terms, conditions and processes being implemented in the relevant locations.

The Group continuously monitors developments in industry compensation best practices and guidance issued by various bodies including the Financial Stability Board, the Committee of European Banking Supervisors, the >>>Group of Twenty Financial Ministers and Central Bank Governors and the BCBS. We maintain a regular dialogue with FINMA and other regulators, particularly in the US and the UK regarding ongoing changes and developments in respect of compensation. In response to these regulatory developments, we continue to modify our compensation design and processes accordingly. Many of the modifications, such as the continuous effort to increase accountability for risk, greater scrutiny of the compensation for covered employees and introduction of additional terms and conditions to deferred awards were made specifically to address these requirements. During 2011, the BCBS also issued the new “Pillar 3 disclosure requirements for remuneration”, which calls for enhanced qualitative and more granular quantitative disclosure in order for market participants to better assess banks’ compensation practices and enhance the comparability of their remuneration disclosure. To reflect the new Pillar 3 requirements within their own jurisdictions, FINMA and other regulators have issued additional guidance to existing regulations or new regulations during 2011. In preparing this Compensation report for 2011, the Group has taken into account these new requirements.

Compensation design
Compensation structure
The key features and modifications of the 2011 compensation design were:
– The threshold for participation in deferred variable compensation programs was changed from a CHF/USD 50,000 variable award to CHF/USD 250,000 (or local currency equivalent) total compensation. Moving to the total compensation threshold placed us more in line with our peers, and improved the competitiveness of our structure, in particular for more junior or lower compensated employees.

– Deferral rates were modified and the entry level deferral rate is now 15% for 2011 versus 35% for 2010. A number of highly compensated employees were subject to a higher deferral rate. Overall, the portion of variable compensation that was deferred for 2011 (49%) is in line with regulators’ demands that a substantial portion of variable awards be subject to future performance and claw-back provisions.

– For all Group employees except for members of the Executive Board, managing directors and all other >>>covered employees, all deferred variable compensation for 2011 was awarded in the form of share awards, with vesting over three years compared to four years in 2010. There was no leverage component to the share awards.

– For members of the Executive Board, managing directors and all other covered employees, at least 50% of their deferred variable compensation for 2011 was awarded in the form of performance share awards that are subject to a claw-back provision, which provides that the number of unvested shares will be adjusted downward in the event of a division loss or a negative Group return on equity (ROE). There will be no upward adjustment on unvested award balances. Non-managing director employees not classified as covered employees were excluded from this plan.

– For certain members of the Executive Board and all managing directors and directors, a portion of their deferred variable compensation for 2011 was awarded in the form of PAF2 awards, which are awards linked to a pool of assets representing a portfolio of positions where the Group has credit exposure to counterparties on swaps and other >>>derivatives. The PAF2 plan is a transfer of risk from the Group to employees, thereby contributing to risk reduction and capital efficiency.

– All deferred awards contained a general malus provision, which enables the Group to cancel any unvested awards granted to any individual or individuals in the event that they engage in any activity that results in, or has the potential to result in, financial, reputational or other harm to the Group.

– We made no further grants of the Adjustable Performance Plan awards.

Employee categories and components of total compensation for 2011

Total compensation
Fixed compensation
Variable compensation
Deferred compensation[1]
Employee category
Base salary
Unrestricted cash
Share awards
Performance share awards
2011 Partner Asset Facility
Covered employees
Managing directors/directors
Managing directors/directors in Investment Banking
Other covered employees
Non-covered employees
Managing directors
Managing directors in Investment Banking
Directors
Other employees with total compensation above CHF/USD 250,000
Employees with total compensation below CHF/USD 250,000

[1] Deferred compensation is applicable to employees with total compensation of CHF/USD 250,000 or higher.

Unrestricted cash and deferred variable compensation
For 2011, 43,892 employees received some amount of variable compensation, of which 7,719, or 18%, received some portion of deferred variable compensation. Due to the changes implemented for deferral eligibility, approximately 4,000 fewer employees received a deferred award for 2011 compared to 2010. The number of employees, including members of the Executive Board, managing directors and other covered employees who received performance share awards subject to claw-back provisions was 1,732. Variable compensation was paid in cash unless total compensation granted for 2011 was CHF/USD 250,000 (or local currency equivalent) or more, in which case a portion was paid in cash and the balance was deferred. The portion that was deferred was determined by reference to a pre-established deferral table, which increases the deferred portion for higher levels of variable compensation awards. The amount of variable compensation paid as unrestricted cash was subject to a cap of CHF/USD 2 million (or local currency equivalent).

The following table shows the deferral rates of variable compensation awards for 2011.
2011 deferral rates for variable compensation[1]
Total compensation range (CHF/USD)	Deferral rate	[2]

0 to 249,999	0%

250,000 to 300,000	15%

300,001 to 400,000	25%

400,001 to 500,000	30%

500,001 to 600,000	40%

600,001 to 750,000	45%

750,001 to 1,000,000	50%

1,000,001 to 1,500,000	60%

1,500,001 to 2,500,000	70%

2,500,001 or greater	80%

1 Deferral rates apply to the amount of variable compensation awarded to determine the amount to be deferred. 2 Different deferral rates may apply depending on the division and subject to the approval of the Compensation Committee.

Deferred variable compensation instruments
Share awards
Our share awards align the interests of our employees with those of our shareholders and the performance of the Group and comply with the expectations of regulators to grant a substantial portion of variable compensation in the form of share awards. Over 6,300 employees received share awards for 2011. Each share award granted entitles the holder of the award to receive one Group share and does not contain a leverage component or multiplier effect. The number of share awards was determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the twelve business days ended January 18, 2012. One third of the share awards vests on each of the three anniversaries of the grant date. The value of these share awards is solely dependent on the Group share price at the time of delivery.

In order to comply with regulatory requirements, the Group awarded an alternative form of share awards as a component of unrestricted cash to senior employees in a number of EU countries. For 2011, these employees received 50% of the amount they otherwise would have received in cash in the form of blocked shares. The shares remain blocked for a period of time, which ranges from six months to three years depending on location.

The Group prohibits employees from entering into transactions to hedge the value of unvested share awards. We also have continued to apply minimum share ownership requirements for members of the divisional and regional management committees and for the Executive Board.

> Refer to “Minimum share ownership requirements” in Executive Board compensation for further information.
Performance share awards
Members of the Executive Board, managing directors and all other covered employees (over 1,700 employees) received at least 50% of their deferred variable compensation in the form of performance share awards, which are subject to claw-back provisions. Performance share awards also vest over three years, such that one third of the share awards vest on each of the three anniversaries of the date of the award. Unlike the share awards described above, however, the unvested performance share awards are subject to a downward adjustment in the event of a divisional loss or a negative Group ROE. For employees in Investment Banking, Private Banking and Asset Management, the unvested performance shares are subject to a downward adjustment in the event of a loss in that division, unless there is a negative Group ROE that would call for a downward adjustment greater than the divisional adjustment for the year, in which case the downward adjustment is based on the Group’s negative ROE. For employees in Shared Services and other support functions, the downward adjustment only applies in the event of a negative Group ROE and is not linked to the performance of the divisions. The amount of potential downward adjustment for loss at the divisional level is shown in the following chart.

2011 Partner Asset Facility (PAF2)
As part of the 2011 annual compensation process, we awarded a portion of deferred variable compensation to senior employees in the form of PAF2 units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s derivative activities, including both current and possible future swaps and other derivative transactions. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded. As a result, the PAF2 plan is a transfer of risk from the Group to employees.

Over 5,500 employees at the managing director and director levels, including certain members of the Executive Board, received PAF2 awards. In order to fully effect risk transfer to employees, the PAF2 awards will vest in the first quarter of 2012. The award holders are subject to non-compete and non-solicit provisions that result in the cancellation of the award upon voluntary termination of employment for three years from the grant date.

The PAF2 units have a stated maturity of four years, but may be extended to nine years at the election of either the Group or the holders acting collectively. This election will not be made later than the end of the third year following the grant date. PAF2 units are denominated in Swiss francs and US dollars. Holders will receive a semi-annual cash interest payment equivalent to an annual return of 5% (CHF-denominated awards) or 6.5% (USD-denominated awards) applied to the then current balance of the PAF2 units. At maturity, PAF2 holders will receive a final settlement in an amount equal to the original award value less any losses. The Group can settle the PAF2 units in cash or an equivalent value in shares at its discretion.

The introduction of the PAF2 plan should be viewed within the overall context of the Group’s risk profile, capital strategy and applicable regulatory capital requirements. As the Basel III framework will require higher minimum capital standards, to provide for additional flexibility in our capital management, we included the share settlement feature in the PAF2 plan when we developed it towards the end of 2011. We discussed this new compensation plan with FINMA in the course of its development and, as a result of those discussions, certain amendments were made prior to the approval of the PAF2 plan by the Compensation Committee in January 2012. The Group reserves the right to amend the terms of the PAF2 units or repurchase the units in response to regulatory or portfolio developments, subject to oversight procedures.

Other awards
In addition, we may, from time to time, employ other long-term incentive compensation plans or programs to assist in hiring at competitive levels and to support the retention of talent. These forms of variation from our standard approach to compensation are generally applied to small populations of employees within the Group where the specific circumstances warrant such compensation arrangements. For 2011, such compensation arrangements were applied to approximately 140 employees, including employees engaged in arbitrage trading in Investment Banking and alternative investments in Asset Management. Any and all variations from our standard approach must be approved by the Compensation Committee.

We may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted and in line with market practice. The value of commissions paid is determined by formulas, which are reviewed regularly to ensure that they remain competitive.

Compensation at regulated Group subsidiaries
Compensation awarded to all employees at Group-regulated subsidiaries is subject to the Group’s compensation policy and all related guidelines and generally follows the same compensation structure and design, with very few exceptions. Group subsidiaries that apply compensation plans that differ in some material aspects from the Group’s overall compensation design for 2011 include Hedging-Griffo and Clariden Leu. For Hedging-Griffo, variable compensation is determined through an arrangement more focused on Hedging-Griffo’s results. For Clariden Leu employees, the variable compensation award split between unrestricted cash and deferred variable compensation was based on the 2011 Group deferral table, however, all of the deferred compensation was granted in the form of deferred cash awards, which vest ratably over three years. The Clariden Leu compensation plan has been reviewed annually and approved by the Clariden Leu compensation committee and board of directors. In 2012, Clariden Leu will be fully integrated into the Group and the employees will be compensated in the same manner as other Group employees. Any and all variations from the Group’s standard approach must be approved by the Compensation Committee.

Executive Board compensation
Objectives
In line with our overall approach to compensation, our executive compensation policies are designed to promote a long-term focus of all the actions of our executives, attract executives of the highest quality and foster retention by rewarding superior past performance and motivating outstanding future performance. We believe our executive compensation practices provide a meaningful alignment with the Group’s performance, strategic goals and the interests of its shareholders and encourage strong teamwork.

Executive Board variable compensation pool framework
Since 2006, the Compensation Committee has applied a variable compensation pool framework to the Executive Board, including the CEO, which is linked directly to the Group’s performance. The framework was designed and implemented in the context of our integrated bank strategy to support collaboration and encourage alignment across divisions. At the start of each year, a baseline variable compensation pool is set assuming specific goals relating to financial, non-financial and relative performance against peers criteria to be achieved by the end of the year. At the beginning of the following year, the Compensation Committee evaluates how well the performance goals were achieved and makes adjustments to the baseline pool. The Compensation Committee reviews the proposed final amount in relation to the Group’s net income, with the objective that the final pool should generally not exceed 2.5% of the Group’s net income, and approves a final amount for the variable compensation pool of the Executive Board.

Executive Board variable compensation pool 2011
At the beginning of 2011, the baseline variable compensation pool for 2011 was set assuming the achievement of 2011 performance targets. The 2011 baseline pool was lower than the 2010 baseline pool, reflecting the Group’s expectation of a more difficult operating environment in 2011. The performance goals for 2011 in the three performance categories were defined according to the criteria set out below.

Financial performance
The financial performance objective reflects the extent to which we achieved the 2011 net income plan.
Non-financial performance
The non-financial objectives consist of the following sub-categories that are reviewed on a qualitative basis, taking into account a variety of factors in each category, including:
– client: net new asset increases in Private Banking and Asset Management and market share improvements in Investment Banking;
– quality of earnings and financial strengths: ROE, capital and liquidity position, development of >>>risk-weighted assets and underlying profitability of business divisions;
– control environment: regulatory environment and compliance, operational losses from incidents and internal audit reports;
– people: employee retention, development and recognition, performance management and overall employee satisfaction; and
– corporate responsibility: contributions to the banking industry, society (focus themes, such as employee engagement, education and microfinance) and the environment.
Relative performance against peers
The relative performance against peers objectives were established based on an approved set of peer companies and performance criteria, which are determined for the Group by the Compensation Committee upon the recommendation of management and are reviewed and adjusted annually. The Group’s relative performance in the following sub-categories was assessed in terms of the specific performance criteria included in each category:

– profitability and efficiency: ROE, pre-tax income margin and compensation/revenue ratio;
– growth: earnings per share growth, net revenue growth, net new assets growth and total assets under management growth;
– capital and risk: tier 1 ratio, core tier 1 ratio, leverage ratio, >>>Value-at-Risk and risk-weighted assets development; and
– shareholder satisfaction: total shareholder return over one year, total shareholder return over two years and book value per share growth.
Executive Board performance evaluation
In January, the Compensation Committee performs a formal evaluation of the Group’s performance versus the goals established for the previous year in each of the three performance categories and considers adjustments to the baseline pool in order to determine the final variable compensation pool for the Executive Board. Adjustments are made to the baseline pool based on the three performance categories described above: financial performance, non-financial performance and relative performance against peers. The impact on the baseline pool varies by performance in each category, as financial performance can increase or reduce the baseline pool up to 75%, and the non-financial and relative performance against peer performance categories can each increase or reduce the baseline pool up to 25%. After considering all adjustments to the baseline pool, the Compensation Committee approves the final variable compensation pool for the Executive Board. In the event that the maximum upward or downward financial performance adjustment of 75% is applied, the combined adjustment from the non-financial and relative performance against peers categories can only count for an additional 25%. Therefore, the final pool can range from zero to a maximum of 200% of the baseline pool. For 2011, the Compensation Committee also agreed that the total amount of variable compensation awarded to the Executive Board would be capped at a maximum of 2.5% of the 2011 net income achieved.

In the evaluation of the 2011 financial performance, the Compensation Committee acknowledged that the 2011 net income plan was not achieved.
In evaluating the performance of non-financial objectives, the Compensation Committee considered input from the Chairman, the CEO and senior managers from the internal control functions, which included risk management’s assessment of Executive Board performance on >>>risk mitigation and overall risk management. Comprehensive information on performance against control metrics, the quality of earnings and client feedback factored into the overall results.

The evaluation of the non-financial performance was that it was in line with expectations, reflecting achievements such as progress made in transitioning the business to the new environment, including accelerated Basel III risk-weighted asset reduction, the implementation of expense reduction measures with expected savings impact beginning in 2012, net new assets in Private Banking and market share gains in Investment Banking.

The evaluation of relative performance against peers was based on peer company data available at the time of assessment. The Compensation Committee concluded that, overall, this was in line with expectations, taking into account the Group’s relative good performance on such criteria as tier 1 ratio and net new assets growth, but weaker performance in terms of pre-tax income margin and net revenue growth.

Based on the performance evaluation across the three performance categories and taking into account the ratio between net income and the value of the pool for the Executive Board, the Compensation Committee felt that a significant reduction in the variable compensation pool was warranted for 2011 versus 2010. Therefore, the final variable compensation pool approved for members of the Executive Board for 2011 was 51% lower than the baseline pool for 2011 and 57% lower than the approved pool for the Executive Board for 2010.

CEO performance evaluation
Based on the overall performance evaluation of the Group and the Executive Board as a whole, the Compensation Committee evaluated the performance of the CEO, Brady W. Dougan, for 2011. In what was a difficult year in terms of financial performance, the Compensation Committee decided to award the CEO variable compensation of CHF 3 million for 2011, which was 69% lower than the amount for 2010 and included no unrestricted cash (100% deferred). This level of compensation reflects the lower financial performance compared to the prior year and the lower share price and also recognizes Mr. Dougan’s contribution to the long-term execution of the strategy and positioning of the firm in a changing regulatory and industry environment. The Compensation Committee therefore determined that the amount and form of variable compensation awarded to Mr. Dougan represents the CEO taking real and direct accountability for the earnings level and share price performance of the Group, in alignment with the interests of shareholders.

Individual Executive Board members performance evaluations
Variable compensation for 2011 awarded to members of the Executive Board by the Compensation Committee was based on individual performance evaluations of each Executive Board member. The committee reviewed the results of a balanced scorecard evaluation performed by the CEO in determining compensation for each member. The scorecard provided information on the 2011 results for the businesses led by the executive using objective metrics, including any percentage increases or decreases in the metric from the prior year, and reflected performance ratings across seven performance categories, as well as an overall performance rating, determined by the individual ratings in each category. These categories were:

– business: objectives defined in the operational business plans of the divisions and shared services departments, including financial and risk-related performance objectives relating to the divisions, such as pre-tax income margin, net new assets and risk-weighted assets;

– strategic: strategic objectives as defined in the divisional strategic business plans;
– people: staffing of key positions, talent development, diversity and management of staffing levels;
– client: development and implementation of client coverage strategies and interaction with key clients;
– collaboration: achievement of revenue targets for collaboration across divisions and stewardship of integrated bank initiatives, in particular for regional CEOs;
– control and risk environment: management of regulatory issues and relationships, internal audit findings, operational incidents, and reputational issues; and
– personal development: achievement of personal goals relating to leadership effectiveness.
In addition to the individual performance assessment, the Compensation Committee also considered input from the independent compensation consultant with regard to competitive compensation levels for comparable roles in the market.

Executive Board compensation for 2011
In line with our total compensation approach, executive compensation consists of a fixed compensation (base salary) and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The variable compensation component can represent the most significant part of an executive’s total compensation package and varies from year to year, depending on the Group’s performance, the corresponding size of the variable compensation pool and the executive’s performance. The percentage mix of compensation between fixed and variable compensation is also considered in determining the executive’s total compensation.

Consistent with the lower performance of the Group in 2011 compared to 2010, the average total compensation for Executive Board members was CHF 5.4 million, or 46%, lower compared to 2010. Average variable compensation was CHF 3.5 million, 57% lower compared to the 2010 average variable compensation for the current Executive Board members. The base salary for all Executive Board members in 2011 remained unchanged versus 2010: CHF 2.5 million for the CEO and CHF 1.5 million (USD 1.5 million for those Executive Board members who are paid in US dollars) for all other Executive Board members. Executive Board members received no unrestricted cash awards; 100% of their variable compensation was deferred. Across the Executive Board, which consists of 13 individuals, all of whom were Executive Board members for the full year 2011, 28% of the total compensation was paid as base salaries, 47% as share awards (of which 70% was paid as performance share awards), 18% as PAF2 awards and 7% as other compensation, including pension and other benefits and dividend equivalents. All Executive Board members were awarded at least 50% of their share awards as performance share awards, which are subject to claw-back provisions in the event of future negative performance of the Group or one of the divisions. For the CEO, the shared services heads and the regional CEOs, any future adjustments to the amount of performance share awards will be based on the Group’s performance. For the CEOs of Private Banking, Investment Banking and Asset Management, future adjustments to the performance share awards will be done in the same manner for employees in their divisions. The percentage adjustments that would apply in the event of negative Group or divisional performance are shown in the table “Potential downward adjustments of performance share awards”. Of the thirteen Executive Board members, nine received PAF2 awards. CEO Brady W. Dougan and Executive Board members Tobias Guldimann, David R. Mathers and Pamela Thomas-Graham did not receive PAF2 awards due to their close involvement in determining the final structure and conditions of the PAF2 program.

Change in Executive Board compensation
	2011	2010		% change

CHF million

Average total compensation	5.4	10.0		(46)

Average variable compensation for current Executive Board members	3.5	8.2	[1]	(57)

1 Based on the 13 2011 Executive Board members.

Executive Board compensation for 2011
	Base salary	Unrestricted cash		Total cash	Value of share awards		Value of PAF2 awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	[3]	Total compen- sation	[4]

2011 (CHF million, except where indicated)

13 individuals	19.38	–	[5]	19.38	32.83	[6]	12.48	[7]	2.66		2.85		–		70.20

% of total compensation	28%			28%	47%		18%

of which highest paid: Robert S. Shafir	1.32	–		1.32	4.39		2.37		0.02		0.40		–		8.50

% of total compensation	16%			16%	52%		28%

of which CEO: Brady W. Dougan	2.50	–		2.50	3.00		–		0.02		0.30		–		5.82

% of total compensation	43%			43%	52%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 Share awards carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents were paid in respect of awards granted in prior years. 3 During 2011, there were no payments made to Executive Board members for contractual agreements. 4 Does not include CHF 13 million of charitable contributions made on behalf of Executive Board members. 5 As of December 31, 2011, no members of the Executive Board received unrestricted cash. 6 Includes CHF 22.8 million of performance share awards; the applicable Group share price was CHF 21.90. 7 The value of the 2011 Partner Asset Facility was the fair value as of the grant date of March 1, 2012.

2011 total compensation of the highest paid Executive Board member
The highest paid member of the Executive Board in 2011 was Robert S. Shafir, CEO Asset Management. Mr. Shafir’s compensation amounted to CHF 8.5 million and was comprised of his base salary of CHF 1.3 million, variable compensation (share awards, performance share awards and PAF2 awards) of CHF 6.8 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 0.4 million.

Mr. Shafir’s variable compensation in 2011 was awarded in consideration of his successful performance as CEO Asset Management. Under Mr. Shafir’s leadership, Asset Management was successfully repositioned with a focus on growing stable fee-based revenue streams and achieving operating efficiencies. Asset Management posted improved performance in 2011, reporting an increase in pre-tax income of 10% compared to 2010. Mr. Shafir has demonstrated a disciplined and proactive management of risk.

Other aspects of Executive Board compensation
Charitable contributions
As in 2010 and 2009, a portion of the Executive Board variable compensation pool for 2011 was approved by the Compensation Committee to fund charitable contributions on behalf of Executive Board members. The total amount approved for charitable contributions was CHF 13 million for 2011. The contributions will benefit eligible registered charities. Some Executive Board members, including the CEO, will be able to make recommendations in respect of allocation of the contributions to various charities.

Minimum share ownership requirements
In 2009, the Board approved minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees. The minimum share ownership threshold is 350,000 shares for the CEO and 150,000 shares for other Executive Board members. For members of the divisional and regional management committees, the thresholds are 50,000 shares for executives responsible for Investment Banking, Private Banking and Asset Management and 20,000 shares for the executives responsible for Shared Services and regional management functions. The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share awards. All affected executive employees are restricted from selling shares (including vested share awards) until they meet the minimum share ownership requirements.

Executive Board compensation for 2010
	Base salary	Unrestricted cash		Total cash	Value of share awards		Value of APP awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	[3]	Total compen- sation

2010 (CHF million, except where indicated)

16 individuals [4]	20.50	4.21	[5]	24.71	64.65	[6]	58.65	[7]	3.90		5.70		2.73		160.34

% of total compensation	13%	3%		16%	40%		37%

of which highest paid: Antonio C. Quintella	0.79	–		0.79	6.97		6.97		0.08		0.82		–		15.63

% of total compensation	5%			5%	45%		45%

of which CEO: Brady W. Dougan	2.50	–		2.50	4.87		4.87		0.03		0.49		–		12.76

% of total compensation	20%			20%	38%		38%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 SISUs and ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of SISUs and ISUs granted in prior years. 3 Payments and awards under contractual commitments of CHF 2.73 million are comprised of cash of CHF 1.16 million and share-based awards of CHF 1.57 million. 4 Includes pro rata fixed compensation paid to Renato Fassbind and Kai S. Nargolwala, who left the Executive Board in 2010, but excludes advisory fees paid to them for their roles after leaving the Executive Board. Includes pro rata fixed compensation paid to Osama S. Abbasi, Fawzi Kyriakos-Saad, David R. Mathers and Antonio C. Quintella, who joined the Executive Board in 2010. Includes pro rata fixed compensation for Paul Calello, who passed away in November 2010. 5 Consists of unrestricted cash paid to former Executive Board member Paul Calello. No other members of the Executive Board as of December 31, 2010 received unrestricted cash. 6 The applicable Group share price as was CHF 41.40. 7 The value of the Adjustable Performance Plan awards was the value as of the grant date of January 20, 2011.

Contract lengths and termination provisions
All members of the Executive Board have employment contracts with the Group. The contracts do not specify a contract length and are valid until terminated. Members of the Executive Board are required by contract to give six months’ notice of termination of employment. The Group must also give members of the Executive Board six months’ notice of termination of employment. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for payments or benefits in connection with termination of employment that are not generally available to other employees of the Group. In the event of a termination, however, different conditions apply to the balances of outstanding compensation awards, depending on whether the termination was voluntary, involuntary or the result of a change of control. The different conditions are summarized in the following table “Executive Board termination of employment provisions”.

In the event of the termination of an Executive Board member without cause, the amount and terms of a severance payment may be agreed between the Group and the respective Executive Board member. The Executive Board member, however, does not have a contractual right to a severance payment arising from forfeited awards.

Former Executive Board members
Generally, former members of our most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group or related parties during 2011.

Executive Board termination of employment provisions
	Voluntary resignation	Retirement	Termination without cause	Termination with cause	Change in control

Compensation component

Base salary	Ceases upon expiration of notice period	Ceases upon expiration of notice period	Statutory severance based on jurisdiction of employment	Ceases immediately	No incremental payment

Share award	Awards not vested at date of termination are forfeited	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates apply	Accelerated vesting, normal payout dates apply	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

Performance share award	Awards not vested at date of termination are forfeited	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates and metrics apply	Accelerated vesting, normal payout dates apply	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

2011 Partner Asset Facility award	Non-compete, non-solicit provisions apply until March 31, 2015	Non-compete, non-solicit provisions apply until March 31, 2015	Rights retained, normal payout dates apply	A portion is forfeited if termination occurs prior to March 31, 2015, normal payout dates apply	Treatment at discretion of Compensation Committee

Adjustable Performance Plan award	Awards not vested at date of termination are forfeited	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates and metrics apply	Accelerated vesting, normal payout dates and metrics apply	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

Scaled Incentive Share Unit	Awards not vested at date of termination are forfeited	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates apply	Accelerated vesting, normal payout dates apply, rights to additional shares are forfeited	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

Incentive Share Unit	Awards not vested at date of termination are forfeited	Continues to vest, subject to non-compete, non-solicit provisions, normal payout dates apply	Accelerated vesting, normal payout dates apply, rights to additional shares are forfeited	All outstanding awards are forfeited	Treatment at discretion of Compensation Committee

2008 Partner Asset Facility award	Non-compete, non-solicit provisions apply until January 21, 2012, normal payout dates apply	Non-compete, non-solicit provisions apply until January 21, 2012, normal payout dates apply	Rights retained, normal payout dates apply	A portion is forfeited if termination occurs prior to January 21, 2012, normal payout dates apply	Treatment at discretion of Compensation Committee

Option	Expiration date accelerated to 30 days from issuance of notification from the Group if non-compete or non-solicit provisions are breached	Remains exercisable up to its original expiration date	Remains exercisable up to its original expiration date	Expires 30 days from date of termination	Treatment at discretion of Compensation Committee

Other cash award	Forfeited	Eligible to be considered for discretionary award	No contractual right to award	Forfeited	No contractual right to award

Executive Board holdings and values of deferred share-based awards by individual
	Number of vested shares	Number of unvested share awards	Number of unvested ISUs	Number of unvested SISUs	Number of options	Number of PIP II units	[1]	Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)

December 31, 2011

Brady W. Dougan	870,586	117,754	–	114,153	–	–		12,538,963	5,118,187

Osama S. Abbasi	233,801	75,354	3,771	44,232	–	–		6,218,957	2,804,282

Walter Berchtold	700,040	157,005	42,023	106,473	–	–		15,093,404	7,653,886

Romeo Cerutti	37,543	66,426	7,260	34,908	–	–		5,343,325	2,554,139

Tobias Guldimann	20,124	66,426	8,399	43,635	–	–		5,968,402	2,796,587

Fawzi Kyriakos-Saad	199,942	75,354	35,973	34,425	–	–		6,667,886	3,997,001

Karl Landert	96,248	66,426	34,039	45,381	–	–		6,967,319	3,957,127

David R. Mathers	16,420	78,503	17,588	22,695	14,960	–		5,547,285	3,003,091

Hans-Ulrich Meister	46,676	108,696	39,751	69,819	–	–		10,554,425	5,679,330

Antonio C. Quintella	112,323	37,677	–	–	–	–		1,559,828	831,531

Robert S. Shafir	190,489	127,522	84,480	93,480	–	–		14,460,480	8,574,359

Pamela A. Thomas-Graham	4,583	46,372	–	21,573	–	–		3,368,158	1,499,546

Eric M. Varvel	–	139,810	39,183	83,205	–	–		12,721,715	6,636,589

Total	2,528,775	1,163,325	312,467	713,979	14,960	–		107,010,147	55,105,655

December 31, 2010

Brady W. Dougan	951,114	–	90,956	152,207	368,400	78,102		31,145,014	9,261,929

Osama S. Abbasi	233,801	–	50,193	58,977	–	26,110		9,215,028	4,429,732

Walter Berchtold	688,210	–	163,197	141,967	–	104,167		25,704,435	14,685,664

Romeo Cerutti	19,456	–	19,420	46,547	–	–		3,982,362	3,050,911

Tobias Guldimann	903	–	28,798	58,183	15,640	20,834		7,228,240	3,934,143

Fawzi Kyriakos-Saad	119,177	–	127,142	45,902	–	49,849		13,177,674	9,198,782

Karl Landert	82,718	–	83,060	60,511	–	31,250		9,748,212	7,955,834

David R. Mathers	26,617	–	59,008	30,260	14,960	5,375		5,538,189	4,735,645

Hans-Ulrich Meister	1,720	1,720	88,538	93,093	–	–		9,724,068	9,896,890

Antonio C. Quintella	234,685	–	–	–	–	26,002		1,872,144	0

Robert S. Shafir	131,239	–	168,960	124,641	–	71,213		19,305,533	17,365,460

Pamela A. Thomas-Graham	–	–	–	28,764	–	–		1,931,143	1,102,812

Eric M. Varvel	5,614	–	157,085	110,940	–	56,953		19,995,068	13,056,709

Total	2,495,254	1,720	1,036,357	951,992	399,000	469,855		158,567,110	98,674,511

1 The PIP II units were settled in March 2011 in accordance with the terms and conditions of the plan. The PIP II units did not have a value at settlement because the Group share price performance was below the minimum predefined target of CHF 47 per PIP II unit.

The vested shareholdings of Executive Board members include the holdings of the respective members of the Executive Board, their immediate family members and companies where they have a controlling interest. The unvested share-based awards do not include awards granted after December 31, 2011.

The value of share-based compensation awards granted to members of the Executive Board in prior years, but not yet fully vested, varies depending on the Group share price and other factors influencing the >>>fair value of the award. The table “Executive Board holdings and values of deferred share-based awards by individual” shows the value of the unvested share-based compensation awards held by members of the Executive Board as of December 31, 2011. The aggregate cumulative value of these unvested share-based awards as of December 31, 2011 decreased 49% compared to the value of the awards as of their respective grant dates.

The value of cash-based compensation awards granted to members of the Executive Board in prior years, but not fully vested, varies depending upon Group ROE (for the 2010 and 2009 Adjustable Performance Plan awards), the value of the underlying assets (for the 2008 Partner Asset Facility (PAF) awards) and the remaining vesting period. The aggregate value of such cash-based awards at their grant dates and the current value was CHF 117 million and CHF 133 million, respectively. The increase in the current value was primarily due to the upward ROE adjustment applied to the unvested Adjustable Performance Plan awards and the increased value of PAF awards granted for 2008.

Executive Board option holdings by individual
December 31, 2011	David R. Mathers	Expiry date	Exercise price in CHF

Year of grant

2003	1,095	January 22, 2013	30.60

2002	13,865	December 3, 2012	34.10

Total	14,960	–	–

December 31, 2010	Brady W. Dougan	Tobias Guldimann	David R. Mathers	Expiry date	Exercise price in CHF

Year of grant

2003	–	–	1,095	January 22, 2013	30.60

2002	–	–	13,865	December 3, 2012	34.10

2001	368,400	15,640	–	January 25, 2011	84.75

Total	368,400	15,640	14,960	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2011 and 2010, none of the members of the Executive Board hold options purchased from personal funds.

Executive Board loans
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party clients or pursuant to widely available employee benefit plans. As of December 31, 2011, 2010 and 2009, outstanding loans to the members of the Executive Board amounted to CHF 22 million, CHF 18 million and CHF 19 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was six and the highest loan outstanding was CHF 11 million to Executive Board member Walter Berchtold.

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

Board of Directors compensation
Compensation to members of the Board is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board is set by the Board based on the recommendation of the Compensation Committee. All members of the Board receive a base board fee plus an additional fee that reflects the respective Board member’s role and scope of responsibility on the Board. For the purposes of compensation, the Group distinguishes between Board members with functional duties (the full-time Chairman and the three committee chairmen) and Board members without functional duties (ten individuals). Fees paid to all Board members are in the form of cash and Group shares, which are blocked for a period of four years.

Members of the Board without functional duties received an annual base board fee for 2011 of CHF 250,000 and an annual committee fee for serving on the Audit, Risk or Compensation Committees. The committee fees were CHF 150,000 for the Audit Committee, CHF 100,000 for the Risk Committee and CHF 100,000 for the Compensation Committee. Members of the Chairman’s and Governance Committee do not receive a committee fee. Peter Brabeck-Letmathe, in the role of Vice-Chairman, received an annual base board fee of CHF 400,000. The base and committee fee amounts are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM.

Members of the Board with the functional duty of serving as a committee chairman receive an annual base board fee plus a variable component, a special compensation fee for functional duties, which reflects the greater responsibility and time commitment required to perform the role of committee chairman. The annual base board fee for the chairmen of the Audit and Risk Committees for 2011 was CHF 400,000 and the annual base board fee for the chairman of the Compensation Committee was CHF 350,000. The base board fees for the committee chairmen are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. The special compensation fee for functional duties for the three committee chairmen varies according to their overall time commitment and is determined and paid for the current year, in alignment with the annual management variable compensation cycle.

The Chairman is paid a base board fee plus variable compensation, which is proposed by the Compensation Committee and approved by the Board. The base board fee for Chairman Urs Rohner for 2011, who assumed the role of Chairman as of the 2011 AGM, was CHF 2.1 million. The level of variable compensation awarded to the Chairman depends on both the performance of the Group and personal performance. Such compensation is paid in the form of cash and Group shares, blocked for a period of four years.

By compensating Board members to a significant degree in the form of blocked Group shares, we ensure alignment of their interests with the interests of our shareholders. The value of the shares held by our Board members as of the end of 2011 decreased 41% from the beginning of 2011.

Board compensation for 2011
	Base board fee	Committee fee	Compen- sation for functional duties		Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2011/2012 (CHF)

Urs Rohner, Chairman [3,4]	2,100,000	–	2,000,000		234,881		4,334,881	3,334,881	77%	1,000,000	23%	45,663

Hans-Ulrich Doerig, former Chairman [3]	750,000	–	666,667		–		1,416,667	1,416,667	100%	–	–	–

Peter Brabeck-Letmathe, Vice-Chairman	400,000	–	–		–		400,000	200,000	50%	200,000	50%	5,088

Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	3,180

Robert H. Benmosche [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Noreen Doyle [5,6]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Andreas N. Koopmann [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Jean Lanier [5]	250,000	250,000	–		–		500,000	250,000	50%	250,000	50%	6,360

Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	–	400,000		–		750,000	522,500	70%	227,500	30%	10,389

David W. Syz [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	5,088

Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	22,832

John Tiner, Chairman of the Audit Committee [4]	400,000	–	666,666	[7]	–		1,066,666	733,333	69%	333,333	31%	15,221

Peter F. Weibel [5]	250,000	150,000	465,000	[7]	–		865,000	665,000	77%	200,000	23%	5,088

Total	6,650,000	1,050,000	5,198,333		234,881		13,133,214	9,222,381	70%	3,910,833	30%	141,169

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Hans-Ulrich Doerig and Urs Rohner served in the roles of full-time Chairman and full-time Vice Chairman, respectively, from January 2011 until the AGM in April 2011. As of the 2011 AGM, Urs Rohner succeeded Hans-Ulrich Doerig in the role of full-time Chairman. 4 Members of the Board with functional duties received an annual base board fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. Generally, variable compensation awarded for 2011 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 21.90. 5 Members of the Board without functional duties were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 29, 2011 to April 27, 2012. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for the Risk and Compensation Committees. For 2011, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2011 AGM was CHF 39.31. 6 In July 2011, Noreen Doyle was appointed as a non-executive director and audit committee chair of the Group’s UK subsidiaries Credit Suisse International and Credit Suisse Securities Europe Limited and was paid a total of GBP 50,000 in fees. 7 Peter F. Weibel was the Chairman of the Audit Committee until the 2011 AGM, at which time John Tiner took over the role.

Compensation of the Chairman for 2011
For 2011, the Chairman received total compensation of CHF 4.3 million, of which CHF 2.1 million was the base board fee and CHF 2.0 million was variable compensation, of which CHF 1.0 million was awarded in cash and CHF 1.0 million was awarded in Group shares, blocked for a period of four years. The remaining CHF 0.2 million was other compensation, consisting mainly of pension-related benefits.

The variable compensation of the Chairman in 2011 was 50% lower and the 2011 total compensation was 31% lower than the variable and total compensation of the Chairman in 2010.
Additional fees and compensation for the Board
Three former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board or related parties during 2011.

Board compensation for 2010
	Base board fee	Committee fee	Compen- sation for functional duties	Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2010/2011 (CHF)

Hans-Ulrich Doerig, full-time Chairman [3]	2,250,000	–	4,000,000	24,000		6,274,000	4,274,000	68%	2,000,000	32%	48,310

Urs Rohner, full-time Vice-Chairman [3]	1,800,000	–	4,000,000	234,881		6,034,881	4,034,881	67%	2,000,000	33%	48,310

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	250,000	–	–		500,000	250,000	50%	250,000	50%	5,031

Jassim Bin Hamad J.J. Al Thani [4]	250,000	–	–	–		250,000	125,000	50%	125,000	50%	2,516

Robert H. Benmosche [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Noreen Doyle [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Walter B. Kielholz [4]	250,000	100,000	–			350,000	175,000	50%	175,000	50%	3,522

Andreas N. Koopmann [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Jean Lanier [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Anton van Rossum [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	–	400,000	–		750,000	522,500	70%	227,500	30%	5,496

David W. Syz [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	–	1,000,000	–		1,400,000	900,000	64%	500,000	36%	12,078

John Tiner [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	–	1,395,000	10,000		1,805,000	1,205,000	67%	600,000	33%	14,493

Total	7,700,000	1,200,000	10,795,000	268,881		19,963,881	12,786,381	64%	7,177,500	36%	165,919

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

Board share and option holdings
The shareholdings as disclosed in the following table include the holdings of the respective member of the Board, their immediate family members and companies where they have a controlling interest. As of December 31, 2011, there were no Board members with outstanding options.

Board shareholdings by individual
December 31	2011	2010

Number of shares [1]

Urs Rohner	221,056	144,870

Hans-Ulrich Doerig	–	223,800

Peter Brabeck-Letmathe	108,820	103,732

Jassim Bin Hamad J.J. Al Thani	5,696	2,516

Robert H. Benmosche	23,304	20,252

Noreen Doyle	31,837	27,385

Walter B. Kielholz	281,891	323,734

Andreas N. Koopmann	21,400	16,948

Jean Lanier	30,912	24,552

Anton van Rossum	38,831	34,379

Aziz R.D. Syriani	66,385	60,889

David W. Syz	81,193	76,105

Richard E. Thornburgh	283,600	296,522

John Tiner	8,625	8,625

Peter F. Weibel	72,232	52,651

Total	1,275,782	1,416,960	[2]

1 Includes Group shares that are subject to a blocking period of up to four years. 2 As of April 30, 2011, Hans-Ulrich Doerig stepped down from the Board.

Board loans
A large majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. As of December 31, 2011, 2010 and 2009, outstanding loans to the members of the Board amounted to CHF 34 million, CHF 35 million and CHF 25 million, respectively.

Members of the Board with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Members of the Board who were previously employees of the Group may still have outstanding loans, which were extended to them at the time that employee conditions applied to them. In addition to the loans listed above, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current members of the Board have a significant influence as defined by the US Securities and Exchange Commission.

Board loans by individual
	2011	[1]	2010	[1]

December 31 (CHF)

Urs Rohner	5,090,650		5,590,000

Hans-Ulrich Doerig	–		1,800,000

Peter Brabeck-Letmathe	15,833,928		14,163,528

Walter B. Kielholz	5,050,000		5,000,000

Andreas N. Koopmann	2,775,000		3,500,000

David W. Syz	1,500,000		1,500,000

Richard E. Thornburgh	14,266		93,186

Peter F. Weibel	3,950,000		3,850,000

Total	34,213,844		35,496,714	[2]

1 Includes loans to immediate family members. 2 As of April 30, 2011, Hans-Ulrich Doerig stepped down from the Board.

As of December 31, 2011 and 2010, there was no exposure to such related parties. As of December 31, 2009, the total exposure to such related parties amounted to CHF 50,000, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2011 did not exceed CHF 10 million in aggregate.

In February 2011, the Group entered into definitive agreements with affiliates of Qatar Investment Authority (QIA) and The Olayan Group, which have significant holdings of Group shares, to issue Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Group and the Board (except for Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, who recused themselves) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair.

> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management – Capital Management for further information about the terms of the agreements with QIA and The Olayan Group.

We, together with our subsidiaries, are a global financial services provider and have major corporate banking operations in Switzerland. We, therefore, typically have relationships with many large companies including those in which our Board members assume management functions or board member responsibilities. Except for the deemed related party transaction with QIA and The Olayan Group and the related party loans as of December 31, 2011, 2010 and 2009 described above, all relationships between us or our banking subsidiaries and members of the Board and their affiliated companies or related parties are in the ordinary course of business and at arm’s length.

Group compensation
Total compensation awarded
The following table shows the value of total compensation awarded to employees for 2011 and 2010, including awards granted to employees as variable incentive compensation for 2011 and 2010 granted in January 2012 and 2011, respectively. The deferred awards contain future service and performance criteria that will determine the final payout to employees upon settlement and may be forfeited or reduced if future service or performance criteria are not achieved.

Total compensation awarded
For	2011						2010

	Unrestricted		Deferred		Total		Unrestricted		Deferred	Total

Fixed compensation (CHF million)

Salaries	6,319		–		6,319		6,532		–	6,532

Social security	865		–		865		928		–	928

Other	874	[1]	–		874		1,189	[1]	–	1,189

Total fixed compensation	8,058		–		8,058		8,649		–	8,649

Variable incentive compensation (CHF million)

Unrestricted cash	1,519		–		1,519		1,995		–	1,995

Share awards	11		438		449		35		1,430	1,465

Performance share awards	–		516		516		–		–	–

2011 Partner Asset Facility awards	–		499	[2]	499		–		–	–

Adjustable Performance Plan awards	–		–		–		–		1,102	1,102

Restricted cash awards	–		–		–		–		465	465

Other cash awards	–		5		5		–		19	19

Total variable incentive compensation	1,530		1,458		2,988		2,030		3,016	5,046

Other variable compensation (CHF million)

Cash severance awards	405		–		405	[3]	102		–	102

Sign-on awards	25		142		167		72		304	376

Cash-based commissions	143		–		143		161		–	161

Total other variable compensation	573		142		715		335		304	639

Total compensation awarded (CHF million)

Total compensation awarded	10,161		1,600		11,761		11,014		3,320	14,334

of which guaranteed bonuses	–		–		172	[4]	–		–	295	[4]

1 Includes pension and other post-retirement expense of CHF 610 million and CHF 483 million in 2011 and 2010, respectively, and the UK levy on variable compensation of CHF 404 million in 2010. 2 Represents the fair value of 2011 Partner Asset Facility awards as of the grant date. The notional value was CHF 751 million. 3 Includes CHF 182 million relating to cash severance awards for terminations effective as of December 31, 2011. 4 Awarded to 332 and 483 employees in 2011 and 2010, respectively. Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

All variable compensation was approved by the Board, based on senior management’s recommendation and the thorough assessment of the Group’s performance in 2011 against pre-defined absolute and relative performance criteria. In addition, other factors were taken into consideration, such as the overall economic and competitive environment, the capital and risk position of the Group and returns to shareholders. Total compensation awarded for 2011, which reflected the weaker absolute performance of the Group in 2011 in a challenging market environment, was CHF 11.8 billion, down 18% compared to 2010, and down 17% on an average basis per person. The overall variable incentive compensation awarded for 2011 was CHF 3.0 billion, down 41% compared to 2010. 49% of the total variable incentive compensation awarded across the Group for 2011 was deferred and subject to future performance and service criteria. A total number of 43,892 employees received some form of variable incentive compensation for 2011, of which 487 were classified as >>>covered employees.

Employees awarded variable compensation[1]
For	Covered employees	[1]	Other employees	2011 Total

Variable incentive compensation

Unrestricted cash	470		43,359	43,829

Share awards	163		6,204	6,367

Performance share awards	455		1,277	1,732

2011 Partner Asset Facility awards	442		5,150	5,592

Other cash awards	–		139	139

Total variable incentive compensation	487		43,405	43,892

Other variable compensation

Cash severance awards	2		1,697	1,699	[2]

Sign-on awards	5		39	44

Cash-based commissions	3		–	3

Guaranteed bonuses	7		325	332

1 Excludes individuals who may be classified as covered employees according to regulatory requirements of jurisdictions outside of Switzerland (e.g., US, UK). 2 Includes employees who received cash severance awards for terminations as of December 31, 2011.

Compensation awarded to covered employees
Of the 514 employees initially classified as covered employees, 27 employees left the Group during 2011 or were not awarded any variable compensation. The remaining 487 covered employees (includes members of senior management and employees classified as MRTC) were awarded total compensation of CHF 928 million and variable incentive compensation of CHF 688 million for 2011, of which CHF 552 million, or 80%, was deferred. Covered employees received at least 50% of their deferred compensation for 2011 in the form of performance share awards, which are subject to claw-back provisions.

Compensation awarded to covered employees
For	Unrestricted	Deferred	2011 Total

Fixed compensation (CHF million)

Total fixed compensation	231	–	231

Variable incentive compensation (CHF million)

Unrestricted cash	136	–	136

Share awards	–	73	73

Performance share awards	–	278	278

2011 Partner Asset Facility awards	–	201	201

Other cash awards	–	–	–

Total variable incentive compensation	136	552	688

Other variable compensation (CHF million)

Cash severance awards	5	–	5

Sign-on awards	2	–	2

Cash-based commissions	2	–	2

Total other variable compensation	9	–	9

Total compensation (CHF million)

Total compensation	376	552	928

of which guaranteed bonuses [1]	4	10	14

1 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

2011 share, performance share and PAF2 awards
The recognition of compensation expense for the share, performance share and PAF2 awards granted in early 2012 began in 2012 and had no impact on the 2011 consolidated financial statements.
On January 19, 2012, we granted 20.0 million share awards with a total value of CHF 438 million. The >>>fair value of each share award was CHF 23.90, equivalent to the Group’s closing share price on the grant date. The estimated unrecognized compensation expense of CHF 464 million was determined based on the fair value of the award on the grant date, including the current estimate of future forfeitures, and will be recognized over the three-year vesting period, subject to early retirement rules.

On January 19, 2012, we granted 23.5 million performance share awards with a total value of CHF 516 million. The fair value of each performance share award was CHF 23.90, equivalent to the Group’s closing share price on the grant date. The estimated unrecognized compensation expense of CHF 546 million was determined based on the fair value of the award as of the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures, and will be recognized over the three-year vesting period, subject to early retirement rules.

We awarded PAF2 units with a fair value of CHF 499 million. As of the grant date, March 1, 2012, the estimated unrecognized compensation expense was CHF 540 million, which will be recognized in the first quarter of 2012 as the awards will have fully vested as of March 31, 2012. Compensation expense will continue to be updated at each reporting period date to reflect any change in the underlying fair value of the PAF2 awards until the awards are finally settled.

Group compensation and benefits expense
Compensation and benefits expense recognized for a given year in the consolidated statement of operations includes salaries, variable compensation, the amortization of share-based and other awards that were granted as deferred variable compensation in prior years, benefits and employer taxes on compensation. Variable compensation mainly reflects the unrestricted performance-based compensation for the current year and deferred variable compensation, as well as severance, sign-on and commission payments. Deferred variable compensation granted for the current year is expensed in future periods and subject to restrictive features such as continued employment with the Group, vesting, forfeiture and blocking rules.

Compensation expense for share-based and other awards that were granted as deferred variable compensation in prior years is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms. Compensation expense for share-based and other awards that were granted as deferred variable compensation in prior years also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain awards that are still outstanding.

Compensation and benefits expense recognized in the consolidated statements of operations for 2011 and 2010 is shown in the following table. The amounts shown below for severance and sign-on payments in 2011 were awarded to 1,699 and 44 individuals, respectively.

Group compensation and benefits expense
	2011						2010

December 31	Current compen- sation		Deferred compen- sation		Total		Current compen- sation		Deferred compen- sation		Total

Fixed compensation expense (CHF million)

Salaries	6,319		–		6,319		6,532		–		6,532

Social security [1]	865		–		865		928		–		928

Other	874	[2]	–		874		1,190	[2]	–		1,190

Total fixed compensation expense	8,058		–		8,058		8,650		–		8,650

Variable incentive compensation expense (CHF million)

Unrestricted cash	1,519		–		1,519		1,995		–		1,995

Share awards	11		767	[3]	778		35		294	[3]	329

Adjustable Performance Plan awards	–		1,106		1,106		–		963	[4]	963

Restricted cash awards	–		253		253		–		–		–

Scaled Incentive Share Units	–		415		415		–		561		561

Incentive Share Units	–		174		174		–		723		723

Cash Retention Awards	–		–		–		–		578		578

2008 Partner Asset Facility awards [5]	–		3		3		–		45		45

Other cash awards	–		334		334		–		421		421

Total variable incentive compensation expense	1,530		3,052		4,582		2,030		3,585		5,615

Other variable compensation expense (CHF million)

Severance payments	405		–		405		102		–		102

Sign-on payments	25		–		25		72		–		72

Commissions	143		–		143		160		–		160

Total other variable compensation expense	573		–		573		334		–		334

Total compensation expense (CHF million)

Total compensation expense	10,161		3,052		13,213	[6]	11,014		3,585		14,599

1 Represents the Group's portion of employees' mandatory social security. 2 Includes pension and other post-retirement expense of CHF 610 million and CHF 483 million in 2011 and 2010, respectively, and the UK levy on variable compensation of CHF 404 million in 2010. 3 Includes CHF 43 million and CHF 76 million of expenses associated with other share awards granted in 2011 and 2010, respectively. 4 Includes CHF 41 million of expenses associated with special Adjustable Performance Plan awards. 5 Represents the change in the underlying fair value of the indexed assets during the period. 6 Includes severance and other compensation expense relating to headcount reductions of CHF 715 million.

Group estimated unrecognized compensation expense
The following table shows the estimated unrecognized compensation expense for deferred compensation awards granted for 2011 and prior years outstanding as of December 31, 2011 and for 2010 and the prior years outstanding as of December 31, 2010. These estimates were based on the fair value of each award on the grant date taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.

The decrease in the estimated unrecognized compensation expense for deferred compensation for 2011 compared to deferred compensation for 2010 was primarily due to the significant decline in deferred compensation awarded for 2011.

Group estimated unrecognized compensation expense
	Deferred compensation			2011	Deferred compensation			2010

	For 2011	For prior-year awards		Total	For 2010	For prior-year awards		Total

Estimated unrecognized compensation expense (CHF million)

Share awards	464	1,100	[1]	1,564	1,424	496	[1]	1,920

Performance share awards	546	–		546	–	–		–

2011 Partner Asset Facility awards	540	–		540	–	–		–

Adjustable Performance Plan awards	–	569	[2]	569	1,669	613	[2]	2,282

Restricted cash awards	–	167		167	465	–		465

Scaled Incentive Share Units	–	211		211	–	782		782

Incentive Share Units	–	85		85	–	334		334

Other cash awards	5	87		92	19	48		67

Estimated unrecognized compensation expense	1,555	2,219		3,774	3,577	2,273		5,850

1 Includes CHF 93 million and CHF 218 million of estimated unrecognized compensation expense associated with special share awards which were granted to new employees in 2011 and 2010, respectively. 2 Includes CHF 16 million and CHF 126 million of estimated unrecognized compensation expense associated with special Adjustable Performance Plan awards which were granted to new employees in 2011 and 2010, respectively.

> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for information about the fair value assumptions used to estimate the unrecognized compensation expense of unvested awards.

> Refer to “Note 7 – Share capital, conditional and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group for more information.
Impact of share-based compensation on shareholders’ equity
Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense, which is generally based on fair value at the time of grant, reduces equity; however, the recognition of the obligation to deliver shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards, including through the issuance of shares from approved conditional capital. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards.

Share issuance
As we move toward meeting the increased standards for regulatory capital under the Basel III and the Swiss “Too Big to Fail” framework, we have decided to settle outstanding share-based compensation awards in 2011 and 2012 primarily through the issuance of shares from conditional capital rather than buying shares in the market as we did in prior years.

As of December 31, 2011, the balance in the number of outstanding share and share-based awards, including options, was 93.0 million. For 2011, we granted 43.5 million share awards and performance share awards in January 2012, and we will settle 41.7 million share-based awards in the first half of 2012. Of the 16.9 million options outstanding as of December 31, 2011, 8.7 million expired without value in January 2012 and a majority of the remaining 8.2 million options (currently out of the money) are due to expire during 2012. Considering the granting and settlement of share-based awards, as well as the option expiries in the first quarter of 2012, the number of outstanding share-based awards was 7% of the total shares issued as of the end of 2011. Comparing the number of total shares issued as of the end of 2011 versus 2007, the Group has increased the total shares issued over the past four years by 5%. Granting a substantial part of variable compensation in share awards brings us in line with expectations of regulators and our capital strategy, which has not significantly diluted shareholders since 2008.

> Refer to “Capital strategy” in III Treasury, Risk, Balance sheet and Off-Balance sheet – Treasury measurement – Capital management for more information.
Compensation plans from prior years
Compensation practices in the banking industry have evolved over recent years, reflecting business and regulatory trends. For example, prior to 2004, options and other share-based awards were used as standard instruments for the industry. For the Group, leveraged share awards under the Performance Incentive Plans (PIP I and PIP II) were granted to selected groups of senior management in early 2005 and 2006 as part of compensation for 2004 and 2005, respectively, reflecting the restructuring of the Group and in order to ensure retention of key senior personnel at the time. These awards vested and were deferred over five years. PIP I settled in April 2010 with the delivery of 4.8 shares per unit, which was largely driven by the outperformance of the Group share price against peers, whereas PIP II lapsed in March 2011 with no value, as the Group share price performance was below the pre-defined share price performance target.

Reflecting the integrated bank strategy implemented in 2006, the Group granted the more widely distributed and moderately leveraged Incentive Share Unit (ISU) awards between 2007 and 2010. The Group share price was the main performance criterion but thresholds and leverage multipliers varied from year to year, reflecting market conditions at the time of grant. In 2010, senior management was granted Scaled Incentive Share Units (SISUs), a long-term incentive plan with an extended vesting period of four years and with the ROE of the Group as a further performance condition. In the aftermath of the market turmoil, from 2009, the Group started to award cash-based instruments. Cash Retention Awards were designed to retain employees over the vesting periods of two years. The PAF was designed to transfer risks from the Group to senior employees in Investment Banking. The Adjustable Performance Plan awards were designed to align compensation with future performance and included a claw-back mechanism. The Adjustable Performance Plan awards were effective for 2009 and 2010, but were discontinued for 2011. The claw-back feature of the Adjustable Performance Plan awards is now a feature of the performance share awards.

> Refer to “Overview of formerly used compensation plans” for a more detailed description of these prior-year awards.
Employees experience changes to the values of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market driven effects, such as changes in the Group share price or foreign exchange rates. Explicit value changes reflect adjustments triggered by specific performance criterion, which include claw-back provisions. The final value of an award will only be determined at settlement.

The following table provides a comparison of the >>>fair values of outstanding deferred compensation awards as of the beginning and the end of 2011, indicating the value of changes due to implicit and explicit adjustments. For 2011, the change in fair value for all outstanding deferred compensation awards was primarily due to implicit adjustments driven by the changes in the Group share price and the foreign exchange rate movements during the period.

Fair value of outstanding deferred compensation awards
		Change in value

in / end	2010	Implicit	[1]	Explicit	[2]	2011

Share-based awards (CHF per unit)

Incentive Share Units granted for 2008	62.2	(18.5)		0.0		43.8

Incentive Share Units granted for 2009	37.9	(15.8)		0.0		22.1

Scaled Incentive Share Units granted for 2009	38.3	(16.3)		0.0		22.1

Share awards granted for 2010 [3]	41.4	(19.3)		0.0		22.1

Cash-based awards (CHF per unit)

Adjustable Performance Plan awards granted for 2009	1.14	(0.03)		0.07		1.18

Adjustable Performance Plan awards granted for 2010 [3]	1.00	(0.01)		0.06		1.05

Partner Asset Facility granted for 2008	1.57	(0.02)		0.00		1.55

1 Driven by the change in the underlying Group share price and the foreign exchange rate movements during the period. 2 Includes performance-based, claw-back and other similar adjustments. 3 Represents awards granted in January 2011.

While we believe that the evolution of our compensation instruments over recent years provides a track record of innovation and responsiveness, we also acknowledge that the complexity of our compensation instruments gave internal and external stakeholders concerns with regard to transparency and excess potential leverage. These issues were taken into account as we have discontinued compensation instruments with leverage components and have provided more comprehensive disclosure around our compensation practices and plans in recent years.

A summary of the forms of awards granted in prior years is shown in the following overview.
Overview of formerly used compensation plans
Adjustable Performance Plan awards

Cash-based, deferred variable compensation

Vesting start 2010-2011
Vesting end 2013-2015
Applied to
Performance in 2009-2010, which included the Executive Board, managing directors and directors.
General award conditions
Adjustable Performance Plan awards link awards to future performance through positive and negative adjustments. Vesting ratably over a three-year period for 2009 awards and a four-year period for 2010 awards.
Other award conditions or restrictions
For revenue-generating employees in the divisions, Adjustable Performance Plan awards are linked to financial performance of the specific business areas in which the employees work and the Group ROE. For employees in Shared Services and other support functions and all Executive Board members, the awards are linked to the Group’s adjusted profit or loss and the Group ROE.
Program objective/rationale
Promoting retention of Executive Board members, managing directors and directors.

Scaled Incentive Share Unit (SISU)

Basis Share-based, deferred variable compensation

Vesting start 2010
Vesting end 2014
Applied to
Performance in 2009, which included half of the variable cash compensation awarded to all managing directors and directors across all divisions.
General award conditions
Vesting ratably over a four-year period.
Other award conditions or restrictions
Value of SISUs is linked to the long-term development of the Group share price and the Group average ROE.
Program objective/rationale
Promoting retention of managing directors and directors.

Incentive Share Unit (ISU)

Basis Share-based, deferred variable compensation

Vesting start 2007-2010
Vesting end 2010-2013
Applied to
Performance in 2006 to 2009 for all employees.
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

Restricted Cash Awards

Basis Cash-based, restricted variable compensation

Vesting start 2011
Vesting end 2013
Applied to
Performance in 2010, which included managing directors in Investment Banking.
General award conditions
Vesting ratably over a two-year period and other restrictive covenants and provisions. Paid in the first quarter of 2011.
Other award conditions or restrictions
Subject to repayment in part or in full if a claw-back event occurs, such as voluntary termination or termination for cause during the vesting period.
Program objective/rationale
Promoting retention of senior management.

Cash Retention Award (CRA)

Basis Cash-based, restricted variable compensation

Vesting start 2009
Vesting end 2011
Applied to
Performance in 2008, which included all variable cash compensation awarded to all managing directors across all divisions and directors in Investment Banking; variable cash compensation in excess of CHF 300,000 awarded to directors in all other divisions.
General award conditions
Vested ratably over a two-year period.
Other award conditions or restrictions
Unvested portion subject to repayment if claw-back event occured, such as voluntary termination or termination for cause.
Program objective/rationale
Promoting retention of senior management.

Performance Incentive Plan (PIP II)

Basis Share-based, deferred variable compensation

Vesting start PIP II 2006
Vesting end PIP II 2011
Applied to
Performance in 2005, which included all managing directors in Investment Banking and selected managing directors and directors in other divisions.
General award conditions
PIP II units were incentive awards requiring continued employment with the Group. PIP II units vested ratably over a five-year period. At grant, PIP II units were equivalent to a Group share price of CHF 72.00. The PIP II program included a two-year moratorium period for early retirement eligibility.
Other award conditions or restrictions
PIP II units were settled in March 2011 and did not have a value at settlement. This was due to the Group share price performance being below the minimum predefined target of CHF 47 per PIP II unit.
Program objective/rationale
PIP II linked employee performance awards to the long-term performance of the Group, with an additional incentive to increase Group share value for the benefit of employees and shareholders.

2008 Partner Asset Facility (PAF)

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

Other share-based awards

Basis Share-based, non-deferred or deferred variable compensation
Applied to
Blocked shares: granted to members of the Board. For performance prior to 2006, granted to employees in Switzerland. Special share awards: granted to employees in limited circumstances.
General award conditions
Blocked shares: entitle participants to receive Group shares that are vested at the time of grant but blocked for a four-year period. Special share awards: mostly granted to new employees.
Other award conditions or restrictions
Blocked shares: restricted from selling until block period has lapsed. Special share awards: may contain vesting conditions, depending on the terms of employment or other factors.
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

Other cash awards

Basis Cash-based, deferred compensation
Applied to
Voluntary deferred compensation plans: certain employees which met pre-defined income requirements; arbitrage trading plans: directors and managing directors of Investment Banking arbitrage trading desks; employee investment plans: various employees depending on level of variable cash compensation.
General award conditions
Voluntary deferred compensation plans: depending on conditions of the respective plans, allowed employees to defer a portion of their bonus for payout at either retirement age or a pre-determined payout date agreed at the time of deferral; arbitrage trading plans: participation within the plan awarded at the discretion of senior management based on the performance of the global arbitrage trading group and the employee’s individual group; employee investment plans: allowed employees to defer a portion of their bonus in investment plans with the Group.
Other award conditions or restrictions
Plans are either fully vested or contain future service requirements. For certain plans, the Group recognizes both market and performance adjustments until awards are settled.
Program objective/rationale
Voluntary deferred compensation plans are, in general, special retirement plans; arbitrage trading plans align the performance of arbitrage traders with the results of the Group; employee investment plans provide employees with opportunity to invest alongside the Group.

Consolidated financial statements – Credit Suisse Group
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements

Controls and procedures
Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Group changed its method of accounting for variable interest entities in 2010 due to the adoption of ASU 2009-17.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2012 expressed an unqualified opinion on the effectiveness of the Group's internal control over financial reporting.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 23, 2012
Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2011	2010	2009

Consolidated statements of operations (CHF million)

Interest and dividend income	6	23,002	25,533	25,288

Interest expense	6	(16,569)	(18,992)	(18,397)

Net interest income	6	6,433	6,541	6,891

Commissions and fees	7	12,952	14,078	13,750

Trading revenues	8	5,020	9,338	12,151

Other revenues	9	1,820	1,429	502

Net revenues		26,225	31,386	33,294

Provision for credit losses	10	187	(79)	506

Compensation and benefits	11	13,213	14,599	15,013

General and administrative expenses	12	7,372	7,231	7,701

Commission expenses		1,992	2,148	1,997

Total other operating expenses		9,364	9,379	9,698

Total operating expenses		22,577	23,978	24,711

Income from continuing operations before taxes		3,461	7,487	8,077

Income tax expense	26	671	1,548	1,835

Income from continuing operations		2,790	5,939	6,242

Income/(loss) from discontinued operations, net of tax	4	0	(19)	169

Net income		2,790	5,920	6,411

Net income/(loss) attributable to noncontrolling interests		837	822	(313)

Net income attributable to shareholders		1,953	5,098	6,724

of which from continuing operations		1,953	5,117	6,555

of which from discontinued operations		0	(19)	169

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	13	1.37	3.93	5.14

Basic earnings/(loss) per share from discontinued operations	13	0.00	(0.02)	0.14

Basic earnings per share	13	1.37	3.91	5.28

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	13	1.36	3.91	5.01

Diluted earnings/(loss) per share from discontinued operations	13	0.00	(0.02)	0.13

Diluted earnings per share	13	1.36	3.89	5.14

Consolidated balance sheets
	Reference to notes	end of

		2011	2010

Assets (CHF million)

Cash and due from banks		110,573	65,467

of which reported from consolidated VIEs		1,396	1,432

Interest-bearing deposits with banks		2,272	1,524

of which reported at fair value		405	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	236,963	220,443

of which reported at fair value		158,673	136,906

Securities received as collateral, at fair value		30,191	42,147

of which encumbered		20,447	21,352

Trading assets, at fair value	15	279,553	324,704

of which encumbered		73,749	87,723

of which reported from consolidated VIEs		6,399	8,717

Investment securities	16	5,160	8,397

of which reported at fair value		5,158	7,945

of which reported from consolidated VIEs		41	72

Other investments	17	13,226	16,482

of which reported at fair value		9,751	13,448

of which reported from consolidated VIEs		2,346	2,334

Net loans	18	233,413	218,842

of which reported at fair value		20,694	18,552

of which encumbered		471	783

of which reported from consolidated VIEs		5,940	3,745

allowance for loan losses		(910)	(1,017)

Premises and equipment	19	7,193	6,725

of which reported from consolidated VIEs		646	72

Goodwill	20	8,591	8,585

Other intangible assets	20	288	312

of which reported at fair value		70	66

Brokerage receivables		43,446	38,769

Other assets	22	78,296	79,585

of which reported at fair value		35,765	39,470

of which encumbered		2,255	2,388

of which reported from consolidated VIEs		13,002	19,570

Assets of discontinued operations held-for-sale	4	0	23

Total assets		1,049,165	1,032,005

Consolidated balance sheets (continued)
	Reference to notes	end of

		2011	2010

Liabilities and equity (CHF million)

Due to banks	23	40,147	37,493

of which reported at fair value		2,721	3,444

Customer deposits	23	313,401	287,564

of which reported at fair value		4,599	3,537

of which reported from consolidated VIEs		221	54

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	176,559	168,394

of which reported at fair value		136,483	123,697

Obligation to return securities received as collateral, at fair value		30,191	42,147

Trading liabilities, at fair value	15	127,760	133,997

of which reported from consolidated VIEs		1,286	188

Short-term borrowings		26,116	21,683

of which reported at fair value		3,547	3,308

of which reported from consolidated VIEs		6,141	4,333

Long-term debt	24	162,655	173,752

of which reported at fair value		70,366	83,692

of which reported from consolidated VIEs		14,858	19,739

Brokerage payables		68,034	61,746

Other liabilities	22	63,217	62,214

of which reported at fair value		31,092	29,185

of which reported from consolidated VIEs		746	840

Total liabilities		1,008,080	988,990

Common shares		49	47

Additional paid-in capital		21,796	23,026

Retained earnings		27,053	25,316

Treasury shares, at cost		(90)	(552)

Accumulated other comprehensive income/(loss)	25	(15,134)	(14,555)

Total shareholders' equity		33,674	33,282

Noncontrolling interests		7,411	9,733

Total equity		41,085	43,015

Total liabilities and equity		1,049,165	1,032,005

end of	2011	2010

Additional share information

Par value (CHF)	0.04	0.04

Authorized shares (million)	1,868.1	1,468.3

Issued shares (million)	1,224.3	1,186.1

Treasury shares (million)	(4.0)	(12.2)

Shares outstanding (million)	1,220.3	1,173.9

Consolidated statements of changes in equity
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity	Number of common shares outstanding

2011 (CHF million)

Balance at beginning of period	47	23,026		25,316	(552)	(14,555)	33,282	9,733		43,015	1,173,946,065	[1]

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	6		–	–	–	6	(106)		(100)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–	–	–	(3,042)		(3,042)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)		–	–	–	(7)	7		–	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–	–	–	522		522	–

Net income/(loss)	–	–		1,953	–	–	1,953	788	[4]	2,741	–

Gains/(losses) on cash flow hedges	–	–		–	–	(33)	(33)	–		(33)	–

Foreign currency translation	–	–		–	–	(308)	(308)	45		(263)	–

Unrealized gains/(losses) on securities	–	–		–	–	(18)	(18)	–		(18)	–

Actuarial gains/(losses)	–	–		–	–	(615)	(615)	–		(615)	–

Net prior service cost	–	–		–	–	395	395	–		395	–

Total other comprehensive income/(loss), net of tax	–	–		–	–	(579)	(579)	45		(534)	–

Issuance of common shares	2	1,125		–	–	–	1,127	–		1,127	38,158,620

Sale of treasury shares	–	(102)		–	11,955	–	11,853	–		11,853	367,978,216

Repurchase of treasury shares	–	–		–	(11,790)	–	(11,790)	–		(11,790)	(366,790,491)

Share-based compensation, net of tax	–	(145)	[5]	–	297	–	152	–		152	7,030,578

Financial instruments indexed to own shares [6]	–	164		–	–	–	164	–		164	–

Cash dividends paid	–	(1,646)	[7]	(216)	–	–	(1,862)	(86)		(1,948)	–

Changes in redeemable noncontrolling interests	–	(625)	[8]	–	–	–	(625)	(140)		(765)	–

Change in scope of consolidation, net	–	–		–	–	–	–	(310)		(310)	–

Balance at end of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085	1,220,322,988	[9]

1 At par value CHF 0.04 each, fully paid, net of 12,228,377 treasury shares. In addition to the treasury shares, a maximum of 282,101,278 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income attributable to noncontrolling interests excludes CHF 49 million due to redeemable noncontrolling interests. 5 Includes a net tax charge of CHF 280 million from the excess recognized compensation expense over fair value of shares delivered. 6 The Group has purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 7 Paid out of reserves from capital contributions. 8 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. Refer to "Other commitments" in Note 31 – Guarantees and commitments for further information. 9 At par value CHF 0.04 each, fully paid, net of 4,010,074 treasury shares. In addition to the treasury shares, a maximum of 643,807,004 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2010 (CHF million)

Balance at beginning of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(20)	–	–	–	(20)	(37)	(57)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(2,059)	(2,059)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–	–	–	–	–	1	1	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,907	1,907	–

Net income/(loss)	–	–	5,098	–	–	5,098	822	5,920	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–	–	–	8	8	–	8	–

Foreign currency translation	–	–	–	–	(2,835)	(2,835)	(744)	(3,579)	–

Unrealized gains/(losses) on securities	–	–	–	–	7	7	–	7	–

Actuarial gains/(losses)	–	–	–	–	(245)	(245)	–	(245)	–

Net prior service cost	–	–	–	–	13	13	–	13	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,052)	(3,052)	(744)	(3,796)	–

Issuance of common shares	–	9	–	–	–	9	–	9	804,260

Sale of treasury shares	–	19	–	24,730	–	24,749	–	24,749	526,878,697

Repurchase of treasury shares	–	–	–	(26,846)	–	(26,846)	–	(26,846)	(569,477,317)

Share-based compensation, net of tax	–	(1,593)	–	2,420	–	827	9	836	46,529,530

Financial instruments indexed to own shares	–	(95)	–	–	–	(95)	–	(95)	–

Cash dividends paid	–	–	(2,656)	–	–	(2,656)	(144)	(2,800)	–

Change in scope of consolidation	–	–	–	–	–	–	(911)	(911)	–

Other	–	–	–	–	–	–	78	78	–

Balance at end of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015	1,173,946,065

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2009 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(7)	(7)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(379)	(379)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,124	1,124	–

Net income/(loss)	–	–	6,724	–	–	6,724	(313)	6,411	–

Gains/(losses) on cash flow hedges	–	–	–	–	104	104	–	104	–

Foreign currency translation	–	–	–	–	(559)	(559)	(209)	(768)	–

Unrealized gains/(losses) on securities	–	–	–	–	47	47	–	47	–

Actuarial gains/(losses)	–	–	–	–	(348)	(348)	–	(348)	–

Net prior service cost	–	–	–	–	57	57	–	57	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(699)	(699)	(209)	(908)	–

Issuance of common shares	–	17	–	–	–	17	–	17	734,529

Sale of treasury shares	–	223	–	17,434	–	17,657	–	17,657	387,910,385

Repurchase of treasury shares	–	–	–	(19,019)	–	(19,019)	–	(19,019)	(421,658,017)

Share-based compensation, net of tax	–	(551)	–	1,481	–	930	–	930	38,331,965

Financial instruments indexed to own shares	–	(188)	–	–	–	(188)	–	(188)	–

Cash dividends paid	–	–	(246)	–	–	(246)	(129)	(375)	–

Change in scope of consolidation	–	–	–	–	–	–	(4,258)	(4,258)	–

Other	–	40	–	–	–	40	58	98	–

Balance at end of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895

Consolidated statements of comprehensive income
in	2011	2010	2009

Comprehensive income (CHF million)

Net income	2,790	5,920	6,411

Other comprehensive income/(loss), net of tax [1]	(534)	(3,796)	(908)

Comprehensive income/(loss)	2,256	2,124	5,503

Comprehensive income/(loss) attributable to noncontrolling interests	882	78	(522)

Comprehensive income/(loss) attributable to shareholders	1,374	2,046	6,025

1 Refer to "Note 25 - Accumulated other comprehensive income" for details on the components of other comprehensive income.

Consolidated statements of cash flows
in	2011	2010	2009

Operating activities of continuing operations (CHF million)

Net income	2,790	5,920	6,411

(Income)/loss from discontinued operations, net of tax	0	19	(169)

Income from continuing operations	2,790	5,939	6,242

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,196	1,166	1,114

Provision for credit losses	187	(79)	506

Deferred tax provision/(benefit)	196	1,224	875

Share of net income/(loss) from equity method investments	(45)	(105)	(29)

Trading assets and liabilities, net	39,134	(12,052)	(11,471)

(Increase)/decrease in other assets	(7,750)	4,258	27,189

Increase/(decrease) in other liabilities	5,861	4,155	(40,993)

Other, net	(2,939)	3,722	2,381

Total adjustments	35,840	2,289	(20,428)

Net cash provided by/(used in) operating activities of continuing operations	38,630	8,228	(14,186)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(732)	(98)	726

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(15,221)	(27,518)	54,403

Purchase of investment securities	(1,542)	(2,752)	(2,189)

Proceeds from sale of investment securities	2,118	988	891

Maturities of investment securities	2,462	3,748	4,458

Investments in subsidiaries and other investments	(1,782)	(1,674)	(1,907)

Proceeds from sale of other investments	6,784	2,467	1,710

(Increase)/decrease in loans	(17,242)	3,970	4,166

Proceeds from sale of loans	689	817	992

Capital expenditures for premises and equipment and other intangible assets	(1,739)	(1,689)	(1,387)

Proceeds from sale of premises and equipment and other intangible assets	11	17	3

Other, net	222	275	205

Net cash provided by/(used in) investing activities of continuing operations	(25,972)	(21,449)	62,071

Consolidated statements of cash flows (continued)
in	2011	2010	2009

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	27,935	26,391	(29,090)

Increase/(decrease) in short-term borrowings	4,098	10,934	4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,182	(7,097)	(46,654)

Issuances of long-term debt	34,234	57,910	62,829

Repayments of long-term debt	(37,127)	(51,390)	(72,472)

Issuances of common shares	1,127	9	17

Sale of treasury shares	11,853	24,749	17,657

Repurchase of treasury shares	(11,790)	(26,846)	(19,019)

Dividends paid/capital repayments	(1,948)	(2,800)	(375)

Excess tax benefits related to share-based compensation	0	615	180

Other, net	(2,508)	553	(2,080)

Net cash provided by/(used in) financing activities of continuing operations	33,056	33,028	(84,909)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(633)	(6,155)	(1,154)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	25	(42)	0

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	45,106	13,610	(38,178)

Cash and due from banks at beginning of period	65,467	51,857	90,035

Cash and due from banks at end of period	110,573	65,467	51,857

Supplemental cash flow information
in	2011	2010	2009

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,099	1,041	1,232

Cash paid for interest	17,257	19,012	19,459

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	0	869

Liabilities sold	0	0	799

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

For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than Swiss francs are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity.

Fair value measurement and option
The Group adopted the guidance on fair value measurements and fair value option on January 1, 2007. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial acquisition of the eligible item or at the date when the Group enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the face of the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.

Cash and due from banks
Cash and due from banks consists of currency on hand, demand deposits with banks or other financial institutions and cash equivalents. Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes.

Reverse repurchase and repurchase agreements
Purchases of securities under resale agreements (>>>reverse repurchase agreements) and securities sold under agreements to repurchase substantially identical securities (>>>repurchase agreements) do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities, with the underlying securities sold continuing to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The fair value basis of accounting may be elected pursuant to ASC Topic 825 – Financial Instruments, and any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method. The Group has elected the fair value basis of accounting on some of its agreements.

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

Fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. In the case where the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.

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

> Refer to “Note 32 – Transfers of financial assets and variable interest entities” for further information on the Group’s transfer activities.
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

Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” for further information.
Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is comprised of two components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statements of operations in provision for credit losses and in interest income (for provisions on past due interest).

The Group evaluates many factors when estimating the allowance for loan losses, including volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. The component of the allowance representing probable losses inherent in the portfolio is for loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain probable inherent loss. The estimate of this component of the allowance for the consumer loans portfolio involves applying historical and current default probabilities and historical recovery experience and related current assumptions to homogenous loans based on internal risk rating and product type. To estimate this component of the allowance for the corporate & institutional loans portfolio, the Group segregates loans by risk, industry or country rating. Excluded from this estimate process are consumer and corporate & institutional loans that have been specifically identified as impaired or are held at fair value. For lending-related commitments, a provision for losses is estimated based on historical loss and recovery experience and recorded in other liabilities. Changes in the estimate of losses for lending-related commitments are recorded in the consolidated statements of operations in provision for credit losses.

The estimate of the component of the allowance for specifically identified credit losses on impaired loans is based on a regular and detailed analysis of each loan in the portfolio considering collateral and counterparty risk. The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. For certain non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.

Lease financing transactions where the Group is the lessor are classified as loans. Unearned income is amortized to interest and dividend income over the lease term using the effective interest method.

> Refer to “Impaired loans” in Note 18 – Loans, allowance for loan losses and credit quality for further information on categories of impaired loans and related accounting policies.
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

Premises and equipment
Premises are carried at cost less accumulated depreciation and are depreciated over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated over the shorter of the lease term or estimated useful life, which is not to exceed ten years. Other tangible fixed assets such as computers, machinery, furnishings, vehicles, other equipment and building improvements are depreciated using the straight-line method over their estimated useful lives, generally three to ten years.

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

Income taxes
Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities at the dates of the consolidated balance sheets and their respective tax bases. Deferred tax assets and liabilities are computed using currently enacted tax rates and are recorded in other assets and other liabilities, respectively. Income tax expense or benefit is recorded in income tax expense/(benefit), except to the extent the tax effect relates to transactions recorded directly in total shareholders’ equity. Deferred tax assets are reduced by a valuation allowance, if necessary, to the amount that management believes will more likely than not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates in the period in which changes are approved by the relevant authority. Deferred tax assets and liabilities are presented on a net basis for the same tax-paying component within the same tax jurisdiction.

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

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy.

Health care cost trend rates are determined by reviewing external data and the Group’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.

The funded status of the Group’s defined benefit postretirement and pension plans is recognized in the consolidated balance sheets.
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

Compensation expense for share-based awards that vest in annual installments (graded vesting) but which only contain a service condition that affects vesting is recognized on a straight-line basis over the service period for the entire award. However, if such awards contain a performance condition, then each installment is expensed as if it were a separate award (upfront expense recognition). Furthermore, recognition of compensation expense is accelerated to the date an employee becomes eligible for retirement. For awards granted to employees eligible for retirement prior to January 1, 2005, the Group’s policy is to record compensation expense over the requisite service period.

Certain share-based awards also contain a performance condition, where the number of shares the employee is to receive is dependent on the performance (e.g., net income or return on equity (ROE)) of the Group or a division of the Group. If the employee is also required to provide the service stipulated in the award terms, the amount of compensation expense attributed to the incremental additional units expected to be received at vesting due to this performance condition is estimated on the grant date and subsequent changes in this estimate are recorded in the consolidated statements of operations over the remaining service period.

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

Any holdings of bonds issued by any Group entity are eliminated in the consolidated financial statements.
Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and dividends on equity securities carried as trading assets and trading liabilities are recorded in interest and dividend income.

> Refer to Loans for further information on interest on loans.
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

Revenues from underwriting and fees from mergers and acquisitions (M&A) and other corporate finance advisory services are recorded at the time the underlying transactions are substantially completed and there are no other contingencies associated with the fees.

Transaction-related expenses are deferred until the related revenue is recognized assuming they are deemed direct and incremental; otherwise, they are expensed as incurred. Underwriting fees are reported net of related expenses. Expenses associated with financial advisory services are recorded in operating expenses unless reimbursed by the client.

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
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 310 – Receivables
In April 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-02, “A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring” (ASU 2011-02), an update to ASC Topic 310 – Receivables. ASU 2011-02 provides guidance in evaluating whether a restructuring constitutes a troubled debt restructuring. In order to meet the requirements for a troubled debt restructuring, a creditor must separately conclude that both the restructuring constitutes a concession and the debtor is experiencing financial difficulties. The amendments clarify the guidance on a creditor’s evaluation of whether it has granted a concession and also clarify the guidance on a creditor’s evaluation of whether a debtor is experiencing financial difficulties. ASU 2011-02 was effective for the first interim or annual reporting period beginning on or after June 15, 2011 and has to be applied retrospectively to the beginning of the annual period of adoption. The Group adopted ASU 2011-02 retrospectively to January 1, 2011 and this did not result in loans newly identified as troubled debt restructurings and as such did not impact the Group’s financial condition, results of operations or cash flows.

In January 2011, the FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20” (ASU 2011-01), an update to ASC Topic 310 – Receivables. The amendment in ASU 2011-01 temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20. ASU 2011-01 was effective upon issuance and the adoption thereof did not impact the Group’s financial condition, results of operations or cash flows.

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU 2010-20), an update to ASC Topic 310 – Receivables. The amendments in ASU 2010-20 enhance disclosures about the credit quality of financing receivables and the allowance for credit losses. As a result of the update, entities are required to provide a greater level of disaggregated information about the credit quality of financing receivables and the allowance for credit losses. Entities are also required to disclose credit quality indicators, past due information, and modifications of its financing receivables. The enhanced disclosures are designed to help financial statement users assess an entity’s credit risk exposures and its allowance for credit losses. The disclosures as of the end of a reporting period were effective for the first interim or annual reporting period ending after December 15, 2010. The disclosures about activity that occurred during a reporting period are effective for the first interim or annual reporting period beginning after December 15, 2010. ASU 2010-20 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows. The Group adopted ASU 2010-20 on December 31, 2010 and provided the disclosures under this ASU that were effective for the first annual reporting period ending after December 15, 2010 in the Group’s consolidated financial statements in the Credit Suisse Annual Report 2010. Disclosures about activity that occurred during the reporting period were provided in the Financial Report 1Q11 for the first time.

> Refer to “Impaired loans” in Note 18 – Loans, allowance for loan losses and credit quality for further information.
ASC Topic 810 – Consolidation
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
> Refer to “Note 32 – Transfers of financial assets and variable interest entities“ for further information.
ASC Topic 820 – Fair Value Measurement
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to ASC Topic 820 – Fair Value Measurement. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of significant transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the ASU expanded disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications were effective for interim and annual reporting periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which were effective for interim and annual reporting periods beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such did not impact the Group’s financial position, results of operations or cash flows.

> Refer to “Note 33 – Financial instruments” for further information.
Standards to be adopted in future periods
ASC Topic 210 – Balance Sheet
In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to ASC Topic 210 – Balance Sheet. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. An entity should provide the required disclosures retrospectively for all comparative periods presented. ASU 2011-11 is an update for presentation and as such will not impact the Group’s financial position, results of operation or cash flows.

ASC Topic 220 – Comprehensive Income
In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-12 was effective upon issuance and its adoption did not impact the Group’s financial condition, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 is required to be applied retrospectively and is effective for interim and annual reporting periods beginning after December 15, 2011. ASU 2011-05 is an update only for presentation and its adoption on January 1, 2012 did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. ASU 2011-08 is required to be applied prospectively for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. ASU 2011-10 is effective for interim and annual reporting periods beginning on or after June 15, 2012. The Group is currently evaluating the impact of adoption of ASU 2011-10 on the Group’s financial condition, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”, an update to ASC Topic 820 – Fair Value Measurement. ASU 2011-04 is required to be applied prospectively and is effective for interim and annual reporting periods beginning after December 15, 2011. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. ASU 2011-03 is effective for the first interim or annual reporting period beginning on or after December 15, 2011 and is required to be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

3 Business developments
The Group’s significant divestitures and acquisitions for the years ended December 31, 2011, 2010 and 2009, respectively, as well as the Group’s significant shareholders are discussed below.
Divestitures
In 2009, the Group completed the sale of part of its traditional investment strategies business in Asset Management to Aberdeen Asset Management (Aberdeen) announced on December 31, 2008.
In February 2012, the Group sold an interest in Aberdeen, resulting in gains of approximately CHF 170 million recorded in the first quarter of 2012. The remaining ownership interest in Aberdeen is 9.8%.

> Refer to “Note 4 – Discontinued operations” for further information.
Acquisitions
The Group announced on December 21, 2011, that it signed a definitive agreement to acquire HSBC’s private banking business in Japan. The acquisition, which is subject to regulatory approval, is expected to close in mid-2012.

On April 30, 2011, the Group completed the acquisition of ABN AMRO Bank’s (formerly Fortis Bank Nederland) PFS hedge fund administration business, a global leader in hedge fund administration services.

In 2010, the Group acquired a significant noncontrolling interest of York Capital Management (York), a global hedge fund manager, based in New York. Under the terms of the transaction, the Group paid an initial USD 425 million (CHF 419 million) for its interest in York. The transaction also provides for earn-out payments based on five-year financial performance by York as well as non-compete arrangements for the chief executive officer, chief investment officer and other senior York principals.

On March 24, 2011, Credit Suisse Group AG owned 100% of the share capital of Neue Aargauer Bank AG after the cancellation of remaining shares pursuant to Art. 33 of the Swiss Federal Act on Stock Exchanges and Securities Trading entered into force.

Significant shareholders
In a disclosure notification that the Group published on February 2, 2010, Crescent Holding GmbH, a company controlled by The Olayan Group, confirmed that it held 78.4 million shares, or 6.6%, of the registered Group shares as of January 30, 2010. No further disclosure notification was received from The Olayan Group relating to holdings of Group shares in 2011.

In a disclosure notification that the Group published on April 30, 2011, the Group was notified that as of April 21, 2011, Qatar Holding LLC held 73.2 million shares, or 6.2%, of the registered Group shares. No further disclosure notification was received from Qatar Holding LLC relating to holdings of Group shares in 2011.

4 Discontinued operations
On December 31, 2008, the Group signed an agreement to sell part of its traditional investments business in Asset Management to Aberdeen. The transaction was completed with the final closing on July 1, 2009. As part of the sale of the business, the Group purchased certain assets in the amount of CHF 114 million in the first quarter of 2010 in accordance with contractual obligations and recognized losses of CHF 19 million that were included in discontinued operations in 2010. The remaining balance of the assets purchased in the first quarter of 2010 was sold, or matured in the first quarter of 2011.

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

Income/(loss) from discontinued operations
in	2011	2010	2009

Income/(loss) from discontinued operations (CHF million)

Net revenues	–	(19)	56

Total expenses	–	0	(167)

Income/(loss) from discontinued operations before taxes	–	(19)	(111)

Gain on disposal	–	0	261	[1]

Income tax expense/(benefit)	–	0	(19)

Income/(loss) from discontinued operations, net of tax	–	(19)	169

1 Represents net gains from the deconsolidation of subsidiaries. The Group did not retain any investment in the former subsidiaries.

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

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of >>>high-net-worth and >>>ultra-high-net-worth individuals (UHNWI) worldwide. In Switzerland, Private Banking supplies banking products and services to individual clients, including affluent, high-net-worth and UHNWI clients, and corporates and institutions.

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

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest (SEI) in such revenues and expenses are reported as noncontrolling interests without SEI. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, the Group’s tax expense is not affected by these revenues and expenses.

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

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) from continuing operations before taxes
in	2011	2010	2009

Net revenues (CHF million)

Private Banking	10,877	11,631	11,662

Investment Banking	11,496	16,214	20,537

Asset Management	2,146	2,332	1,842

Corporate Center	910	448	(424)

Noncontrolling interests without SEI	796	761	(323)

Net revenues	26,225	31,386	33,294

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	2,348	3,426	3,651

Investment Banking	79	3,531	6,845

Asset Management	553	503	35

Corporate Center	(231)	(660)	(1,948)

Noncontrolling interests without SEI	712	687	(506)

Income/(loss) from continuing operations before taxes	3,461	7,487	8,077

Total assets
end of	2011	2010

Total assets (CHF million)

Private Banking	350,955	337,496

Investment Banking	804,420	803,613

Asset Management	28,667	27,986

Corporate Center [1]	(139,626)	(143,945)

Noncontrolling interests without SEI	4,749	6,855

Total assets	1,049,165	1,032,005

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2011	2010	2009

Net revenues (CHF million)

Switzerland	8,584	9,185	10,383

EMEA	6,490	7,411	6,641

Americas	9,417	12,844	13,876

Asia Pacific	1,734	1,946	2,394

Net revenues	26,225	31,386	33,294

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	455	1,734	2,383

EMEA	1,313	1,519	649

Americas	2,613	5,036	5,234

Asia Pacific	(920)	(802)	(189)

Income/(loss) from continuing operations before taxes	3,461	7,487	8,077

The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2011	2010

Total assets (CHF million)

Switzerland	214,552	185,102

EMEA	277,783	271,001

Americas	469,294	476,808

Asia Pacific	87,536	99,094

Total assets	1,049,165	1,032,005

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2011	2010	2009

Net interest income (CHF million)

Loans	4,889	5,268	6,275

Investment securities	97	95	243

Trading assets	11,695	14,056	13,333

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,265	2,666	3,079

Other	3,056	3,448	2,358

Interest and dividend income	23,002	25,533	25,288

Deposits	(1,694)	(1,601)	(2,970)

Short-term borrowings	(69)	(63)	(248)

Trading liabilities	(7,125)	(9,011)	(7,362)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,621)	(1,637)	(2,261)

Long-term debt	(5,659)	(6,333)	(5,031)

Other	(401)	(347)	(525)

Interest expense	(16,569)	(18,992)	(18,397)

Net interest income	6,433	6,541	6,891

7 Commissions and fees
in	2011	2010	2009

Commissions and fees (CHF million)

Lending business	1,296	1,455	1,048

Investment and portfolio management	4,070	4,316	4,289

Other securities business	90	75	136

Fiduciary business	4,160	4,391	4,425

Underwriting	1,479	2,125	2,375

Brokerage	4,066	3,953	4,102

Underwriting and brokerage	5,545	6,078	6,477

Other services	1,951	2,154	1,800

Commissions and fees	12,952	14,078	13,750

8 Trading revenues
in	2011	2010	2009

Trading revenues (CHF million)

Interest rate products	6,794	5,866	9,850

Foreign exchange products	(4,433)	2,258	314

Equity/index-related products	1,644	2,211	4,427

Credit products	522	(1,644)	(3,971)

Commodity, emission and energy products	361	323	560

Other products	132	324	971

Total	5,020	9,338	12,151

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

9 Other revenues
in	2011	2010	2009

Other revenues (CHF million)

Noncontrolling interests without SEI	701	737	(523)

Loans held-for-sale	(4)	(84)	(287)

Long-lived assets held-for-sale	(40)	(176)	24

Equity method investments	141	209	120

Other investments	457	170	549

Other	565	573	619

Other revenues	1,820	1,429	502

10 Provision for credit losses
in	2011	2010	2009

Provision for credit losses (CHF million)

Provision for loan losses	141	(93)	315

Provision for lending-related and other exposures	46	14	191

Provision for credit losses	187	(79)	506

11 Compensation and benefits
in	2011		2010	2009

Compensation and benefits (CHF million)

Salaries and variable compensation	11,474		12,481	13,412

Social security	865		928	1,015

Other [1]	874		1,190	586

Compensation and benefits	13,213	[2]	14,599	15,013

1 Includes pension and other post-retirement expense of CHF 610 million, CHF 483 million, CHF 347 million in 2011, 2010 and 2009, respectively, and the UK levy on variable compensation of CHF 404 million in 2010. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 715 million.

12 General and administrative expenses
in	2011	2010	2009

General and administrative expenses (CHF million)

Occupancy expenses	1,132	1,191	1,190

IT, machinery, etc.	1,452	1,348	1,230

Provisions and losses	704	533	1,457

Travel and entertainment	443	473	448

Professional services	2,074	2,176	1,835

Amortization and impairment of other intangible assets	30	35	49

Other	1,537	1,475	1,492

General and administrative expenses	7,372	7,231	7,701

13 Earnings per share
in	2011	2010	2009

Net income attributable to shareholders (CHF million)

Income from continuing operations	1,953	5,117	6,555

Income/(loss) from discontinued operations, net of tax	0	(19)	169

Net income attributable to shareholders	1,953	5,098	6,724

Preferred securities dividends	(216)	(162)	(131)

Net income attributable to shareholders for basic earnings per share	1,737	4,936	6,593

Available for common shares	1,640	4,670	6,204

Available for unvested share-based payment awards	97	266	389

Net income attributable to shareholders for diluted earnings per share	1,737	4,936	6,593

Available for common shares	1,640	4,671	6,214

Available for unvested share-based payment awards	97	265	379

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,198.5	1,194.8	1,174.2

Dilutive share options and warrants	2.9	5.9	6.3

Dilutive share awards	5.3	0.4	29.5

Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,206.7	1,201.1	1,210.0

Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	72.6	67.4	73.9

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	1.37	3.93	5.14

Basic earnings/(loss) per share from discontinued operations	0.00	(0.02)	0.14

Basic earnings per share available for common shares	1.37	3.91	5.28

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	1.36	3.91	5.01

Diluted earnings/(loss) per share from discontinued operations	0.00	(0.02)	0.13

Diluted earnings per share available for common shares	1.36	3.89	5.14

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 37.3 million, 50.2 million and 57.3 million for 2011, 2010 and 2009, respectively.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2011	2010

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	172,184	148,962

Deposits paid for securities borrowed	64,779	71,481

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963	220,443

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	161,220	147,878

Deposits received for securities lent	15,339	20,516

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	168,394

>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of counterparty default, the repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2011 and 2010.

15 Trading assets and liabilities
end of	2011	2010

Trading assets (CHF million)

Debt securities	145,035	154,555

Equity securities [1]	66,904	102,941

Derivative instruments [2]	52,548	47,744

Other	15,066	19,464

Trading assets	279,553	324,704

Trading liabilities (CHF million)

Short positions	67,639	76,094

Derivative instruments [2]	60,121	57,903

Trading liabilities	127,760	133,997

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	2011	2010

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	36,474	28,500

Receivables not netted [1]	15,809	14,987

Total	52,283	43,487

Cash collateral payables (CHF million)

Payables netted against derivative positions	37,639	29,238

Payables not netted [1]	11,934	14,428

Total	49,573	43,666

1 Recorded as cash collateral on derivative instruments, refer to "Note 22 – Other assets and other liabilities".

16 Investment securities
end of	2011	2010

Investment securities (CHF million)

Debt securities held-to-maturity	2	452

Securities available-for-sale	5,158	7,945

Total investment securities	5,160	8,397

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2011 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	321	27	0	348

Debt securities issued by foreign governments	3,211	121	12	3,320

Corporate debt securities	778	18	5	791

Collateralized debt obligations	587	20	0	607

Debt securities available-for-sale	4,897	186	17	5,066

Banks, trust and insurance companies	67	9	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	82	10	0	92

Securities available-for-sale	4,979	196	17	5,158

2010 (CHF million)

Debt securities issued by foreign governments	452	0	0	452

Debt securities held-to-maturity	452	0	0	452

Debt securities issued by the Swiss federal, cantonal or local governmental entities	267	15	0	282

Debt securities issued by foreign governments	5,975	233	2	6,206

Corporate debt securities	969	19	4	984

Collateralized debt obligations	371	13	1	383

Debt securities available-for-sale	7,582	280	7	7,855

Banks, trust and insurance companies	69	10	0	79

Industry and all other	10	1	0	11

Equity securities available-for-sale	79	11	0	90

Securities available-for-sale	7,661	291	7	7,945

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2011 (CHF million)

Debt securities issued by foreign governments	100	2	40	10	140	12

Corporate debt securities	81	2	17	3	98	5

Debt securities available-for-sale	181	4	57	13	238	17

2010 (CHF million)

Debt securities issued by foreign governments	88	2	0	0	88	2

Corporate debt securities	88	1	37	3	125	4

Collateralized debt obligations	64	1	0	0	64	1

Debt securities available-for-sale	240	4	37	3	277	7

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

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2011	2010	2009	2011	2010	2009

Additional information (CHF million)

Proceeds from sales	2,117	985	723	1	3	168

Realized gains	40	5	17	0	0	22

Realized losses	(22)	(11)	(14)	0	0	(1)

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2011 (CHF million)

Due within 1 year	2	2	5.06	1,833	1,856	3.22

Due from 1 to 5 years	0	0	–	2,459	2,578	3.13

Due from 5 to 10 years	0	0	–	456	472	2.45

Due after 10 years	0	0	–	149	160	3.23

Total debt securities	2	2	5.06	4,897	5,066	3.10

17 Other investments
end of	2011	2010

Other investments (CHF million)

Equity method investments	2,542	3,954

Non-marketable equity securities [1]	7,879	10,157

Real estate held for investment	783	476

Life finance instruments [2]	2,022	1,895

Total other investments	13,226	16,482

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

> Refer to “Note 33 – Financial instruments” for further information on such investments.
Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2011, an impairment of CHF 3 million was recorded. No impairments were recorded in 2010 and 2009.

The accumulated depreciation related to real estate held for investment amounted to CHF 327 million, CHF 321 million and CHF 375 million for 2011, 2010 and 2009, respectively.
18 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.

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

Loans
end of	2011	2010

Loans (CHF million)

Mortgages	88,255	84,625

Loans collateralized by securities	26,461	24,552

Consumer finance	6,695	5,708

Consumer	121,411	114,885

Real estate	25,185	23,362

Commercial and industrial loans	59,998	54,673

Financial institutions	25,373	24,764

Governments and public institutions	2,390	2,207

Corporate & institutional	112,946	105,006

Gross loans	234,357	219,891

of which held at amortized cost	213,663	201,339

of which held at fair value	20,694	18,552

Net (unearned income)/deferred expenses	(34)	(32)

Allowance for loan losses	(910)	(1,017)

Net loans	233,413	218,842

Gross loans by location (CHF million)

Switzerland	146,737	138,989

Foreign	87,620	80,902

Gross loans	234,357	219,891

Impaired loan portfolio (CHF million)

Non-performing loans	758	961

Non-interest-earning loans	262	340

Total non-performing and non-interest-earning loans	1,020	1,301

Restructured loans	18	52

Potential problem loans	680	510

Total other impaired loans	698	562

Gross impaired loans	1,718	1,863

Allowance for loan losses
	2011			2010	2009

	Consumer	Corporate & institutional	Total	Total	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	279	738	1,017	1,395	1,639

Net movements recognized in statements of operations	87	54	141	(93)	315

Gross write-offs	(124)	(175)	(299)	(294)	(674)

Recoveries	39	2	41	63	63

Net write-offs	(85)	(173)	(258)	(231)	(611)

Provisions for interest	2	12	14	2	43

Foreign currency translation impact and other adjustments, net	6	(10)	(4)	(56)	9

Balance at end of period	289	621	910	1,017	1,395

Allowance for loan losses and gross loans held at amortized cost by loan portfolio
	2011			2010			2009

end of	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Total

Allowance for loan losses (CHF million)

Balance at end of period	289	621	910	279	738	1,017	1,395

of which individually evaluated for impairment	222	428	650	210	539	749	984

of which collectively evaluated for impairment	67	193	260	69	199	268	411

Gross loans held at amortized cost (CHF million)

Balance at end of period	121,401	92,262	213,663	114,879	86,460	201,339	–

of which individually evaluated for impairment	605	942	1,547	634	1,017	1,651	–

of which collectively evaluated for impairment	120,796	91,320	212,116	114,245	85,443	199,688	–

Purchases, reclassifications and sales
	2011

in	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases	–	4,121	4,121

Reclassifications to loans held-for-sale [1]	–	1,363	1,363

Sales [1]	–	1,117	1,117

1 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, quantify, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.

Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses internal risk ratings as credit quality indicators.

The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.

Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the obligor. Internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings are reviewed at least annually. For the calculation of internal risk estimates and >>>risk-weighted assets, a PD is assigned to each loan. For corporate & institutional loans excluding corporates managed on the Swiss platform, the PD is determined by the internal credit rating. The PD for each rating is calibrated based on historic default experience, using external data from Standard & Poor’s, and backtested to ensure consistency with internal experience. For corporates managed on the Swiss platform and consumer loans, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating.

>>>Reverse repurchase agreements are fully collateralized and in the event of counterparty default the reverse repurchase agreement provides the Group the right to liquidate the collateral held. The Group risk manages these instruments on the basis of the value of the underlying collateral, as opposed to loans, which are risk managed on the ability of the counterparty to repay. Therefore the underlying collateral coverage is the most appropriate credit quality indicator for reverse repurchase agreements. Also, the Group has elected the >>>fair value option for the majority of its reverse repurchase agreements. As such, reverse repurchase agreements have not been included in the following tables.

The following tables present the Group’s recorded investment in loans held at amortized cost by internal counterparty credit ratings that are used as credit quality indicators for the purpose of this disclosure, and a related aging analysis.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

2011 (CHF million)

Mortgages	166	637	8,837	55,222	22,368	763	18	19	0	225	88,255

Loans collateralized by securities	1	18	397	24,089	1,793	88	0	2	0	73	26,461

Consumer finance	1	5	51	3,234	2,187	524	58	9	316	300	6,685

Consumer	168	660	9,285	82,545	26,348	1,375	76	30	316	598	121,401

Real estate	341	204	1,241	12,476	10,277	312	0	3	0	60	24,914

Commercial and industrial loans	409	242	1,755	21,182	20,091	3,128	179	27	121	714	47,848

Financial institutions	3,906	2,098	3,333	5,549	1,890	760	3	43	0	132	17,714

Governments and public institutions	119	88	355	484	160	104	470	0	0	6	1,786

Corporate & institutional	4,775	2,632	6,684	39,691	32,418	4,304	652	73	121	912	92,262

Gross loans held at amortized cost	4,943	3,292	15,969	122,236	58,766	5,679	728	103	437	1,510	213,663

Value of collateral [1]	3,938	1,751	14,176	112,505	48,100	3,171	119	86	9	871	184,726

2010 (CHF million)

Mortgages	147	1,267	10,206	48,270	23,499	949	29	3	0	255	84,625

Loans collateralized by securities	1	69	355	22,547	1,495	28	0	0	0	57	24,552

Consumer finance	1	3	114	2,340	2,065	522	51	28	266	312	5,702

Consumer	149	1,339	10,675	73,157	27,059	1,499	80	31	266	624	114,879

Real estate	25	278	1,955	9,758	10,496	499	0	0	0	77	23,088

Commercial and industrial loans	351	714	1,926	21,008	16,190	3,085	102	239	162	765	44,542

Financial institutions	2,183	2,742	1,635	7,143	2,047	1,305	0	0	20	106	17,181

Governments and public institutions	119	157	235	464	91	60	517	0	0	6	1,649

Corporate & institutional	2,678	3,891	5,751	38,373	28,824	4,949	619	239	182	954	86,460

Gross loans held at amortized cost	2,827	5,230	16,426	111,530	55,883	6,448	699	270	448	1,578	201,339

Value of collateral [1]	2,490	3,792	14,125	103,362	47,813	3,991	76	0	8	740	176,397

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management (CRM) within the impairment review process.

In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.
Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

2011 (CHF million)

Mortgages	88,016	48	12	6	173	239	88,255

Loans collateralized by securities	26,254	180	11	3	13	207	26,461

Consumer finance	5,886	496	86	50	167	799	6,685

Consumer	120,156	724	109	59	353	1,245	121,401

Real estate	24,840	41	3	1	29	74	24,914

Commercial and industrial loans	47,085	454	90	50	169	763	47,848

Financial institutions	17,550	78	2	48	36	164	17,714

Governments and public institutions	1,785	1	0	0	0	1	1,786

Corporate & institutional	91,260	574	95	99	234	1,002	92,262

Gross loans held at amortized cost	211,416	1,298	204	158	587	2,247	213,663

2010 (CHF million)

Mortgages	84,305	81	16	18	205	320	84,625

Loans collateralized by securities	24,421	100	10	2	19	131	24,552

Consumer finance	5,032	393	83	28	166	670	5,702

Consumer	113,758	574	109	48	390	1,121	114,879

Real estate	23,004	39	0	1	44	84	23,088

Commercial and industrial loans	43,267	736	96	43	400	1,275	44,542

Financial institutions	17,028	125	4	0	24	153	17,181

Governments and public institutions	1,645	3	1	0	0	4	1,649

Corporate & institutional	84,944	903	101	44	468	1,516	86,460

Gross loans held at amortized cost	198,702	1,477	210	92	858	2,637	201,339

Impaired loans
Categories of impaired loans
A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. Substantially all of our subprime residential mortgage loans are held for securitization. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, a provision is recorded in the amount of the accrual for any accrued but unpaid interest at the date the loan is classified as non-performing, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. Thereafter, the outstanding principal balance is evaluated at least annually for collectibility and a provision is established as necessary.

A loan can be further downgraded to non-interest-earning when the collection of interest is considered so doubtful that further accrual of interest is deemed inappropriate. At that time, and on at least a quarterly basis thereafter depending on various risk factors, the outstanding principal balance, net of provisions previously recorded, is evaluated for collectibility and additional provisions are established as required.

Generally, non-performing loans and non-interest-earning loans may be restored to performing status only when delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain performance criteria are met.

Interest collected on non-performing loans and non-interest-earning loans is accounted for using the cash basis or the cost recovery method or a combination of both.
Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

2011 (CHF million)

Mortgages	176	14	190	1	73	74	264

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	262	28	290	0	25	25	315

Consumer	465	55	520	1	144	145	665

Real estate	29	7	36	0	24	24	60

Commercial and industrial loans	215	129	344	17	454	471	815

Financial institutions	49	65	114	0	58	58	172

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	293	207	500	17	536	553	1,053

Gross impaired loans	758	262	1,020	18	680	698	1,718

2010 (CHF million)

Mortgages	208	22	230	0	74	74	304

Loans collateralized by securities	40	19	59	0	1	1	60

Consumer finance	282	30	312	0	4	4	316

Consumer	530	71	601	0	79	79	680

Real estate	55	13	68	0	15	15	83

Commercial and industrial loans	353	207	560	52	339	391	951

Financial institutions	23	43	66	0	77	77	143

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	431	269	700	52	431	483	1,183

Gross impaired loans	961	340	1,301	52	510	562	1,863

Loans that are not already classified as non-performing or non-interest-earning but were modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered impaired and an associated allowance for loan losses established prior to the restructuring. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or for as long as an allowance for loan losses based on the terms specified by the restructuring agreement is associated with the restructured loan or an interest concession made at the time of the restructuring exists. In making the determination of whether an interest rate concession has been made, market interest rates for loans with comparable risk to borrowers of the same credit quality are considered. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest. Loan restructurings may include the receipt of assets in satisfaction of the loan, the modification of loan terms (e.g., reduction of interest rates, extension of maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or reduction in principal amounts and/or accrued interest balances) or a combination of both. In 2011, the number of loan restructurings and related financial effects and the number of defaults and related carrying values of loans that had been restructured within the previous 12 months were not material.

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

Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. In Investment Banking, a loan is written down to its net book value once the loan provision is greater than 80% of the loan notional amount, unless repayment of the loan is anticipated to occur within the next two quarters. In Private Banking, write-offs are made, based on an individual counterparty assessment performed by Group CRM, if it is certain that parts of a loan will not be recoverable. For collateralized loans, the collateral is assessed and the unsecured exposure is written-off. Write-offs on uncollateralized loans are based on the borrower’s ability to pay back the outstanding loan out of free cash flow. The Group evaluates the recoverability of the loans granted, if a borrower is expected to default wholly or partly on its payment obligations or to meet these only with third-party support. Adjustments are made to reflect the estimated realizable value of the loan or any collateral. Triggers to assess the creditworthiness of a borrower to absorb the adverse developments include for example i) a default on interest or principal payments by more than 90 days, ii) a waiver of interest or principal by the Group, iii) a downgrade of the loan to non-interest-earning, iv) the collection of the debt through seizure order, bankruptcy proceedings or realization of collateral, or v) the insolvency of the borrower. Based on such assessment, Group CRM evaluates the need for write-offs individually and on an ongoing basis.

Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.
Gross impaired loan details
	2011			2010

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan details (CHF million)

Mortgages	217	206	41	270	256	50

Loans collateralized by securities	85	83	50	60	52	50

Consumer finance	303	288	131	304	290	110

Consumer	605	577	222	634	598	210

Real estate	46	38	20	80	67	34

Commercial and industrial loans	734	709	318	794	733	407

Financial institutions	156	154	84	137	135	92

Governments and public institutions	6	5	6	6	4	6

Corporate & institutional	942	906	428	1,017	939	539

Gross impaired loans with a specific allowance	1,547	1,483	650	1,651	1,537	749

Mortgages	46	46	–	34	34	–

Loans collateralized by securities	1	1	–	0	0	–

Consumer finance	13	13	–	12	12	–

Consumer	60	60	–	46	46	–

Real estate	15	15	–	3	3	–

Commercial and industrial loans	80	80	–	157	156	–

Financial institutions	16	16	–	6	6	–

Corporate & institutional	111	111	–	166	165	–

Gross impaired loans without specific allowance	171	171	–	212	211	–

Gross impaired loans	1,718	1,654	650	1,863	1,748	749

of which consumer loans	665	637	222	680	644	210

of which corporate and institutional loans	1,053	1,017	428	1,183	1,104	539

Gross impaired loan details (continued)
	2011			2010

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan details (CHF million)

Mortgages	222	1	0	275	2	2

Loans collateralized by securities	82	1	0	60	1	0

Consumer finance	276	2	1	319	8	4

Consumer	580	4	1	654	11	6

Real estate	47	1	1	77	1	1

Commercial and industrial loans	871	7	6	771	6	5

Financial institutions	160	0	0	153	0	0

Governments and public institutions	6	0	0	6	0	0

Corporate & institutional	1,084	8	7	1,007	7	6

Gross impaired loans with a specific allowance	1,664	12	8	1,661	18	12

Mortgages	94	0	0	98	0	0

Loans collateralized by securities	4	0	0	3	0	0

Consumer finance	19	0	0	14	0	0

Consumer	117	0	0	115	0	0

Real estate	74	5	5	14	0	0

Commercial and industrial loans	149	1	0	255	0	0

Financial institutions	19	0	0	6	0	0

Corporate & institutional	242	6	5	275	0	0

Gross impaired loans without specific allowance	359	6	5	390	0	0

Gross impaired loans	2,023	18	13	2,051	18	12

of which consumer loans	697	4	1	769	11	6

of which corporate and institutional loans	1,326	14	12	1,282	7	6

Allowance for specifically identified credit losses on impaired loans
The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. The Group performs an in-depth review and analysis of impaired loans, considering factors such as recovery and exit options as well as considering collateral and counterparty risk. In general, all impaired loans are individually assessed. For consumer loans, the trigger to detect an impaired loan is non-payment of interest. Corporate & institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be moved to Group recovery management at which point they are reviewed quarterly for impairment. If an individual loan specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of credit losses existing as of the end of the reporting period. Thereafter, the allowance is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events. For certain non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. If the present value of estimated future cash flows is used, the impaired loan and related allowance are revalued at least quarterly to reflect passage of time. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.

Loan commitments relating to troubled debt restructurings
As of December 31, 2011 and 2010, the Group did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
19 Premises and equipment
end of	2011	2010

Premises and equipment (CHF million)

Buildings and improvements	4,060	3,944

Land	872	882

Leasehold improvements	2,241	1,958

Software	4,614	3,801

Equipment	3,188	3,092

Premises and equipment	14,975	13,677

Accumulated depreciation	(7,782)	(6,952)

Total premises and equipment, net	7,193	6,725

Depreciation and impairment
in	2011	2010	2009

CHF million

Depreciation	1,078	1,115	1,019

Impairment	87	16	45

In 2011, the estimated useful lives for leasehold and building improvements in Switzerland were increased from five to ten years, based on a change in estimate. The cumulative effect of adopting this change in estimate on January 1, 2011 was a decrease in depreciation expense of CHF 64 million (CHF 56 million after tax).

20 Goodwill and other intangible assets
Goodwill
end of	2011				2010

	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse Group	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse Group

Gross amount of goodwill (CHF million)

Balance at beginning of period	749	6,429	1,489	8,667	789	6,925	1,635	9,349

Foreign currency translation impact	(8)	16	(4)	4	(40)	(496)	(145)	(681)

Other	2	0	0	2	0	0	(1)	(1)

Balance at end of period	743	6,445	1,485	8,673	749	6,429	1,489	8,667

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	0	82	0	82	0	82

Balance at end of period	0	82	0	82	0	82	0	82

Net book value (CHF million)

Net book value	743	6,363	1,485	8,591	749	6,347	1,489	8,585

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event. As of December 31, 2011, the Group’s market capitalization was below book value and as of December 31, 2010, the Group’s market capitalization was above book value.

In estimating the >>>fair value of its reporting units the Group generally applied a market approach where consideration is given to price to projected earning multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries.

In determining the estimated fair value, the Group relied upon its three-year strategic business plan which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.

Based on its goodwill impairment analysis performed as of December 31, 2011, the Group concluded that the estimated fair value for the four reporting units within its Private Banking and Asset Management segments substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2011.

There was also no impairment necessary for the Group’s Investment Banking reporting unit as the estimated fair value exceeded its carrying value by 9%. The goodwill allocated to this reporting unit has become more sensitive to an impairment as the valuation of the reporting unit is highly correlated with economic and financial market conditions, client trading and investing activity and the regulatory environment in which it operates. The Group engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2011 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.

The results of the impairment evaluation of the Investment Banking reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future with respect to the CHF 6,363 million of goodwill recorded in Investment Banking.

As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. During 2011 and 2010, there were no acquisitions that generated goodwill upon consolidation.

Other intangible assets
	2011			2010

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	26	(21)	5	26	(21)	5

Client relationships	369	(193)	176	377	(168)	209

Other	7	(1)	6	0	0	0

Total amortizing other intangible assets	402	(215)	187	403	(189)	214

Non-amortizing other intangible assets	101	–	101	98	–	98

of which mortgage servicing rights, at fair value	70	–	70	66	–	66

Total other intangible assets	503	(215)	288	501	(189)	312

Additional information
in	2011	2010	2009

Aggregate amortization and impairment (CHF million)

Aggregate amortization	30	34	42

Impairment	0	1	7

Estimated amortization
Estimated amortization (CHF million)

2012	27

2013	24

2014	23

2015	22

2016	18

21 Life settlement contracts
2011	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method [1]

Number of contracts	563	986	1,943	2,005	2,330	614	8,441

Carrying value (CHF million)	19	32	59	68	67	550	795

Face value (CHF million)	20	35	67	88	94	2,580	2,884

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	54	54

Face value (CHF million)	–	–	–	–	–	74	74

2010

Fair value method [1]

Number of contracts	929	500	1,002	1,789	1,850	2,804	8,874

Carrying value (CHF million)	30	27	42	80	134	545	858

Face value (CHF million)	31	51	67	137	316	2,877	3,479

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	70	70

1 Time bands reflect life expectancy.

Realized and unrealized gains and losses on life settlement contracts accounted for under the fair value method
in	2011	2010	2009

CHF million

Realized gains/(losses)	12	44	(39)

Unrealized gains/(losses)	(30)	(105)	(8)

No life insurance premiums are anticipated to be paid for those contracts accounted for under the investment method as of December 31, 2011, for each of the next five years.
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

22 Other assets and other liabilities
end of	2011	2010

Other assets (CHF million)

Cash collateral on derivative instruments	15,809	14,987

Cash collateral on non-derivative transactions	2,083	1,792

Derivative instruments used for hedging	3,706	2,733

Assets held-for-sale	21,205	26,886

of which loans [1]	20,457	24,925

of which real estate	732	1,946

Assets held for separate accounts	14,407	13,815

Interest and fees receivable	6,090	5,158

Deferred tax assets	8,939	9,417

Prepaid expenses	601	452

Failed purchases	1,513	1,279

Other	3,943	3,066

Other assets	78,296	79,585

Other liabilities (CHF million)

Cash collateral on derivative instruments	11,934	14,428

Cash collateral on non-derivative transactions	1,002	20

Derivative instruments used for hedging	1,998	1,203

Provisions [2]	1,113	1,724

of which off-balance sheet risk	65	552

Liabilities held for separate accounts	14,407	13,815

Interest and fees payable	7,142	6,798

Current tax liabilities	767	1,137

Deferred tax liabilities	429	412

Failed sales	6,888	7,354

Other	17,537	15,323

Other liabilities	63,217	62,214

1 Included as of December 31, 2011 and 2010 were CHF 6,299 million and CHF 7,818 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 1,386 million and CHF 1,223 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP. 2 Includes provisions for bridge commitments.

23 Deposits
	2011				2010

end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	11,446	4,218	15,664		11,088	3,044	14,132

Interest-bearing demand deposits	113,403	19,626	133,029		100,414	17,625	118,039

Savings deposits	54,395	38	54,433		53,242	27	53,269

Time deposits	16,841	133,581	150,422	[1]	19,036	120,581	139,617	[1]

Total deposits	196,085	157,463	353,548	[2]	183,780	141,277	325,057	[2]

of which due to banks	–	–	40,147		–	–	37,493

of which customer deposits	–	–	313,401		–	–	287,564

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1 Included CHF 149,985 million and CHF 139,150 million as of December 31, 2011 and 2010, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices. 2 Not included as of December 31, 2011 and 2010 were CHF 51 million and CHF 48 million, respectively, of overdrawn deposits reclassified as loans.

24 Long-term debt
end of	2011	2010

Long-term debt (CHF million)

Senior	123,632	130,792

Subordinated	24,165	23,221

Non-recourse liabilities from consolidated VIEs	14,858	19,739

Long-term debt	162,655	173,752

of which reported at fair value	70,366	83,692

of which structured notes	35,726	37,990

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

Long-term debt by maturities
end of			2012			2013			2014			2015			2016			Thereafter	Total

Group parent company (CHF million)

Senior debt
Fixed rate			–			–			–			–			–			387	387

Interest rate (in %) [1]			–			–			–			–			–			7.3	–

Subordinated debt
Fixed rate			164			–			–			218			–			675	1,057

Interest rates (in %) [1]			3.2			–			–			8.5			–			7.0	–

Subtotal - Group parent company			164			–			–			218			–			1,062	1,444

Subsidiaries (CHF million)

Senior debt
Fixed rate			11,937			14,088			10,178			12,190			4,284			21,700	74,377

Variable rate			12,458			10,465			7,703			4,130			3,806			10,306	48,868

Interest rates (range in %) [1]	0.0	–	16.0	0.0	–	13.6	0.0	–	13.7	0.0	–	13.2	0.0	–	12.5	0.0	–	7.1	–

Subordinated debt
Fixed rate			120			3,664			121			1,149			39			17,172	22,265

Variable rate			–			–			–			20			–			823	843

Interest rates (range in %) [1]	4.4	–	8.0	3.7	–	7.9			–	3.6	–	10.3			4.8	0.0	–	13.1	–

Non-recourse liabilities from consolidated VIEs
Fixed rate			129			2			–			399			2			948	1,480

Variable rate			538			17			369			625			1,451			10,378	13,378

Interest rates (range in %) [1]	0.0	–	2.7			–	0.0	–	13.2	0.0	–	12.6	0.0	–	12.8	0.0	–	11.3	–

Subtotal - Subsidiaries			25,182			28,236			18,371			18,513			9,582			61,327	161,211

Total long-term debt			25,346			28,236			18,371			18,731			9,582			62,389	162,655

of which structured notes			9,224			5,079			5,303			4,202			3,374			8,544	35,726

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

The Group and the Bank maintain a shelf registration statement with the US Securities and Exchange Commission (SEC), which allows them to issue, from time to time, senior and subordinated debt securities, warrants and related guarantees. The shelf registration statement also allows certain subsidiaries of the Group to issue exchangeable or convertible debt securities which are guaranteed by the Group and are exchangeable or convertible into ordinary shares of the Group.

> Refer to “Note 39 – Subsidiary guarantee information” for further information on the subsidiary guarantees.
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

25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2011 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	(5)	(324)	6	(720)	383	(660)

Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)

Reclassification adjustments, included in net income	(27)	16	(24)	105	12	82

Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)

2010 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	46	(2,822)	0	(338)	0	(3,114)

Increase/(decrease) due to equity method investments	(15)	0	1	0	0	(14)

Reclassification adjustments, included in net income	(23)	(13)	6	93	13	76

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

2009 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	30	(609)	62	(368)	30	(855)

Increase/(decrease) due to equity method investments	87	0	0	0	0	87

Reclassification adjustments, included in net income	(13)	50	(15)	20	27	69

Balance at end of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Refer to "Note 26 - Tax" and "Note 29 - Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income.

26 Tax
Income from continuing operations before taxes in Switzerland and foreign countries
in	2011	2010	2009

Income from continuing operations before taxes (CHF million)

Switzerland	455	1,734	2,383

Foreign	3,006	5,753	5,694

Income from continuing operations before taxes	3,461	7,487	8,077

Details of current and deferred taxes
in	2011	2010	2009

Current and deferred taxes (CHF million)

Switzerland	38	81	203

Foreign	437	243	757

Current income tax expense	475	324	960

Switzerland	(176)	(149)	87

Foreign	372	1,373	788

Deferred income tax expense	196	1,224	875

Income tax expense	671	1,548	1,835

Income tax expense/(benefit) on discontinued operations	0	0	(19)

Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	(4)	4	0

Cumulative translation adjustment	16	32	(164)

Unrealized gains/(losses) on securities	12	(2)	16

Actuarial gains/(losses)	(172)	(82)	(116)

Net prior service credit/(cost)	105	3	15

Share-based compensation and treasury shares	256	(671)	(176)

Reconciliation of taxes computed at the Swiss statutory rate
in	2011	2010	2009

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	761	1,647	1,777

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(40)	519	882

Non-deductible amortization of other intangible assets and goodwill impairment	0	1	3

Other non-deductible expenses	447	623	540

Additional taxable income	8	22	71

Lower taxed income [1]	(479)	(775)	(694)

Income taxable to noncontrolling interests	(289)	(278)	313

Changes in tax law and rates	172	119	3

Changes in deferred tax valuation allowance [1]	471	54	(123)

Other [1]	(380)	(384)	(937)

Income tax expense	671	1,548	1,835

1 See explanation below.

Lower taxed income
2011 included a tax benefit of CHF 55 million in respect of the Swiss tax effect relating to the reduction in the valuation of an investment in a subsidiary.
2011 and 2010 included a tax benefit of CHF 116 million and CHF 130 million, respectively, in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank.

2010 included a tax benefit of CHF 380 million in respect of a legal entity merger that reflected regulatory concerns about complex holding structures.
Changes in deferred tax valuation allowance
2011 included an increase to the valuation allowance of CHF 428 million in respect of three of the Group’s operating entities, two in the UK and one in Asia, mainly relating to deferred tax assets on tax loss carry-forwards.

2011, 2010 and 2009 included a tax benefit of CHF 7 million, CHF 199 million and CHF 567 million, respectively, resulting from the release of valuation allowances on deferred tax assets for one of the Group’s operating entities in the US. The 2009 tax benefit was partially offset by a net increase to the valuation allowance on deferred tax assets on net tax loss carry-forwards of CHF 433 million.

2010 included an increase to the valuation allowance of CHF 193 million in respect of one of the Group’s operating entities in the UK relating to deferred tax assets on tax loss carry-forwards.
Other
2011 included a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Group’s operating entities, one in Switzerland and one in the US.
2011, 2010 and 2009 included an amount of CHF 123 million, CHF 301 million and CHF 156 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters.

2009 included foreign exchange translation gains of CHF 460 million relating to deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward.

2009 included a tax benefit of CHF 91 million relating to the increase of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent increase of valuation allowance on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2011, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 8.4 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2011	2010

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,262	2,239

Loans	392	602

Investment securities	1,489	1,479

Provisions	1,943	1,530

Business combinations	101	96

Derivatives	395	269

Real estate	212	200

Net operating loss carry-forwards	7,294	7,211

Other	178	143

Gross deferred tax assets before valuation allowance	14,266	13,769

Less valuation allowance	(2,690)	(2,264)

Gross deferred tax assets net of valuation allowance	11,576	11,505

Compensation and benefits	(129)	(62)

Loans	(147)	(136)

Investment securities	(1,356)	(827)

Provisions	(379)	(572)

Business combinations	(227)	(277)

Derivatives	(392)	(420)

Leasing	(58)	(66)

Real estate	(82)	(84)

Other	(296)	(56)

Gross deferred tax liabilities	(3,066)	(2,500)

Net deferred tax assets	8,510	9,005

The decrease in net deferred tax assets from 2010 to 2011 of CHF 495 million was primarily due to the recognition of a valuation allowance against deferred tax assets, mainly in the UK and Asia, of CHF 419 million, a write-down of CHF 172 million as a result of changes to corporation tax rates in the UK and Japan and foreign exchange translation losses of CHF 37 million, which are included within the currency translation adjustment recorded in AOCI. These decreases were partially offset by an increase in net deferred tax asset balances following a re-measurement of deferred tax balances in Switzerland and the US of CHF 377 million. The remaining movement, a reduction of net deferred tax assets of CHF 244 million, mainly represents the impact of temporary differences and taxable income in 2011.

The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 8,406 million, net of a valuation allowance of CHF 1,302 million as of the end of 2010 to CHF 7,766 million, net of a valuation allowance of CHF 1,643 million as of the end of 2011.

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 2.7 billion as of December 31, 2011 compared to CHF 2.3 billion as of December 31, 2010.

Amounts and expiration dates of net operating loss carry-forwards
end of 2011	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	31

Due to expire within 2 to 5 years	8,331

Due to expire within 6 to 10 years	3,664

Due to expire within 11 to 20 years	8,199

Amount due to expire	20,225

Amount not due to expire	11,459

Total net operating loss carry-forwards	31,684

Movements in the valuation allowance
in	2011	2010	2009

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,264	2,799	2,976

Net changes	426	(535)	(177)

Balance at end of period	2,690	2,264	2,799

As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation has taken into account both positive and negative evidence related to expected future taxable income, the Group’s commitment to the integrated bank model and the importance of the Investment Banking segment within the integrated bank, as well as the changes in the Group’s core businesses and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant net deferred tax assets, such as the US, UK and Switzerland. The Group has then compared those expected future results with the applicable law governing utilization of deferred tax assets; US tax law allows for a 20-year carry-forward period for net operating losses, UK tax law allows for an unlimited carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.

Tax benefits associated with share-based compensation
in	2011	2010	2009

Tax benefits associated with share-based compensation (CHF million)

Tax benefits recorded in the consolidated statements of operations	466	539	632

Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(280)	615	179

Tax benefits in respect of tax on dividend equivalent payments	2	26	0

> Refer to “Note 27 – Employee deferred compensation” for further information on share-based compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. However, windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 1.0 billion for 2011 and 2010, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 278 million tax benefit will be recorded in additional paid-in capital.

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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2011	2010	2009

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	578	964	1,177

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	54	53	17

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(177)	(286)	(198)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	30	39	17

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(65)	(31)	(58)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(19)	(91)	(6)

Other (including foreign currency translation)	(28)	(70)	15

Balance at end of period	373	578	964

of which, if recognized, would affect the effective tax rate	366	554	915

Interest and penalties
in	2011	2010	2009

Interest and penalties (CHF million)

Interest and penalties recognized in the consolidated statements of operations	(19)	(43)	(15)

Interest and penalties recognized in the consolidated balance sheets	86	209	272

Interest and penalties are reported as tax expense. The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date.

It is reasonably possible that there will be a decrease of between zero and CHF 26 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2008; the US – 2006; Japan – 2005; the Netherlands – 2005; and the UK – 2003.

27 Employee deferred compensation
Payment of deferred compensation to employees is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, granting deferred compensation is solely at the discretion of senior management. Special deferred compensation granted as part of a contractual obligation is typically used to compensate new senior employees in a single year for forfeited awards from previous employers upon joining the Group. It is the Group’s policy not to make multi-year guarantees.

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

The following tables show the compensation expense for deferred compensation awards granted in 2011 and prior years that was recognized in the consolidated statements of operations during 2011, 2010, and 2009, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2011 and prior years outstanding as of December 31, 2011 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the >>>fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in January 2012 began in 2012 and thus had no impact on the 2011 consolidated financial statements.

Deferred compensation expense
in	2011	2010	2009

Deferred compensation expense (CHF million)

Share awards	767	294	331

Adjustable Performance Plan awards	1,106	963	–

Restricted Cash Awards	253	–	–

Scaled Incentive Share Units	415	561	–

Incentive Share Units	174	723	1,526

Cash Retention Awards	0	578	822

Performance Incentive Plans (PIP I and PIP II) [1]	0	(1)	(21)

2008 Partner Asset Facility awards [2]	3	45	629

Other cash awards	334	422	431

Total deferred compensation expense	3,052	3,585	3,718

Total shares delivered (million)

Total shares delivered	24.2	47.3	39.1

1 Includes claw backs. 2 Represents the change in the underlying fair value of the indexed assets during the period. 2009 also included the vesting of the remaining 33.3% in the first quarter.

Additional information
end of	2011

Estimated unrecognized compensation expense (CHF million)

Share awards	1,100

Adjustable Performance Plan awards	569

Restricted Cash Awards	167

Scaled Incentive Share Units	211

Incentive Share Units	85

Other cash awards	87

Total	2,219

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Does not include the estimated unrecognized compensation expense relating to grants made in 2012 for 2011.

Fair value assumptions for share-based compensation
In estimating the fair value for shared-based compensation, where an observable independent quoted market price is not available, the fair value is calculated on the grant date based on valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available as of the grant date that marketplace participants would likely use in determining an exchange price for the instruments.

The inputs for expected volatility used in estimating fair values were based upon the implied market volatility of traded options on Group shares, the historical volatility of the Group shares and other relevant factors that indicate how the future is expected to differ from the past. The expected dividend cash flows were based on a future dividend cash flow assumption which was based on market expectations. The expected risk-free interest rate was based on the current >>>London Interbank Offered Rate (LIBOR) rate as of the grant date that corresponds with the expected term of the award. LIBOR rates were used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards were expected to be outstanding and was generally based on the contractual term of each instrument.

The following table illustrates the significant assumptions used to estimate the fair value of Scaled Incentive Share Units (SISUs) and Incentive Share Units (ISUs) granted in 2010 and 2009, based on the annual deferred compensation process.

Significant fair value assumptions
in	2010		2009

	SISU	ISU	ISU

Significant fair value assumptions

Expected volatility, in %	33.42	33.52	62.97

Expected dividend cash flows, in CHF
2009	–	–	0.10

2010	1.45	1.45	0.60

2011	1.55	1.55	1.00

2012	1.65	1.65	–

2013	1.75	–	–

Expected risk-free interest rate, in %	1.26	1.00	1.24

Expected term, in years	4	3	3

Share awards
Share awards granted in January 2012 are similar to those granted in January 2011 and are awarded to all employees with total compensation above CHF/USD 250,000 or the local currency equivalent, and covered employees (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) with the exception of all managing directors in Investment Banking and all directors in Investment Banking who are covered employees. The share awards, which have a three-year vesting period, replaced other plans introduced in prior years, including SISUs, ISUs and the Performance Incentive Plan (PIP), in an effort to align the interests of the Group’s employees with those of the Group’s shareholders and the performance of the Group. Each share award granted entitles the holder of the award to receive one Group share and does not contain a leverage component or a multiplier effect. The number of share awards was determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the twelve business days ended January 18, 2012. One third of the share awards vests on each of the three anniversaries of the grant date. The value of these share awards is solely dependent on the Group share price at the time of delivery. Share awards granted in January 2011 have a four-year vesting period and vest one quarter on each of the four anniversaries of the grant date. Share awards include a two-year moratorium on early retirement, determined from the grant date.

The Group’s share awards include other awards, such as blocked shares, which were primarily used in previous years, and special awards, which may be granted to new employees. These awards entitle the holder to receive one Group share, subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

On January 19, 2012, the Group granted 20.0 million share awards with a total value of CHF 438 million. The fair value of each share award was CHF 23.90, equivalent to the Group’s closing share price on the grant date. The estimated unrecognized compensation expense of CHF 464 million was determined based on the fair value of the award at the grant date, including the current estimate of future forfeitures, and will be recognized over the three-year vesting period, subject to early retirement rules. On January 20, 2011, the Group granted 34.5 million share awards with a total value of CHF 1,430 million. The fair value of each share award was CHF 42.51, equivalent to the Group’s closing share price on the grant date.

In order to comply with regulatory requirements, the Group awarded an alternative form of share awards as a component of unrestricted cash to senior employees in a number of EU countries. For 2011 and 2010, these employees received 50% of the amount they otherwise would have received in cash in the form of blocked shares. The shares remain blocked for a period of time, which ranges from six months to three years, depending on the location, after which they are no longer subject to restrictions. On January 19, 2012, the Group granted 0.5 million blocked shares for approximately CHF 11 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2011. On January 20, 2011, the Group granted 0.8 million blocked share for approximately CHF 35 million.

Share award activities
in	2011		2010		2009

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award

Balance at beginning of period	17.3	43.86	15.5	45.67	20.8	61.83

Granted	40.5	41.08	7.2	45.38	8.3	40.37

Settled	(7.6)	43.32	(5.0)	48.43	(12.8)	69.07

Forfeited	(2.1)	43.39	(0.4)	51.65	(0.8)	53.33

Balance at end of period	48.1	41.91	17.3	43.86	15.5	45.67

of which vested	1.8	–	1.3	–	1.2	–

of which unvested	46.3	–	16.0	–	14.3	–

Performance share awards
Members of the Executive Board, managing directors and all other covered employees received a portion of their deferred variable compensation in the form of performance share awards, which are subject to claw-back provisions. Performance share awards vest over three years, such that one third of the share awards vest on each of the three anniversaries of the date of the award. Each performance share award granted entitles the holder of the award to receive one Group share. Unlike the share awards, however, the unvested performance share awards are subject to a downward adjustment in the event of a divisional loss or a negative Group ROE. For employees in Investment Banking, Private Banking and Asset Management, the outstanding performance share awards are subject to a downward adjustment in the event of a loss in that division, unless there is a negative Group ROE, which would call for a downward adjustment that is greater than the divisional adjustment for the year, in which case the downward adjustment is based on the Group’s negative ROE. For employees in Shared Services and other support functions, the downward adjustment only applies in the event of a negative Group ROE and is not linked to the performance of the divisions. Performance share awards include a two-year moratorium on early retirement, determined from the grant date.

On January 19, 2012, the Group granted 23.5 million performance share awards with a total value of CHF 516 million. The fair value of each performance share award was CHF 23.90, equivalent to the Group’s closing share price on the grant date. The estimated unrecognized compensation expense of CHF 546 million was determined based on the fair value of the award as of the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures, and will be recognized over the three-year vesting period, subject to early retirement rules.

2011 Partner Asset Facility
As part of the 2011 annual compensation process, the Group awarded a portion of their deferred variable compensation for senior employees in the form of 2011 Partner Asset Facility (PAF2) units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s derivative activities, including both current and possible future swaps and other derivative transactions. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded. As a result, the PAF2 plan is a transfer of risk from the Group to employees.

Employees at the managing director and director levels, including certain members of the Executive Board, received PAF2 awards. The PAF2 awards will vest in the first quarter of 2012. The award holders are subject to non-compete and non-solicit provisions that result in the cancellation of the award upon voluntary termination of employment for three years from the grant date.

The PAF2 units have a stated maturity of four years, but may be extended to nine years at the election of either the Group or the holders acting collectively. This election will not be made later than the end of the third year following the grant date. PAF2 units are denominated in Swiss francs and US dollars. Holders will receive a semi-annual cash interest payment equivalent to an annual return of 5% (CHF-denominated awards) or 6.5% (USD-denominated awards) applied to the then current balance of the PAF2 units. At maturity, PAF2 holders will receive a final settlement in an amount equal to the original award value less any losses. The Group can settle the PAF2 units in cash or an equivalent value in shares at its discretion.

As the Basel III framework will require higher minimum capital standards, the Group included the share settlement feature in the PAF2 plan when it developed the plan towards the end of 2011, to provide for additional flexibility in our capital management. The Group discussed this new compensation plan with the Swiss Financial Markets Supervisory Authority (FINMA) as it was developed and certain amendments were made to the plan as a result of those discussions shortly before the plan was approved by the Compensation Committee in January 2012.

In January 2012, the Group awarded PAF2 units with a fair value of CHF 499 million. As of the grant date, March 1, 2012, the estimated unrecognized compensation expense was CHF 540 million, which will be recognized in the first quarter of 2012 as the awards will have fully vested as of March 31, 2012. Compensation expense will continue to be updated at each reporting period date to reflect any change in the underlying fair value of the PAF2 awards until the awards are finally settled.

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred, cash-based plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan). The Group continued to grant Adjustable Performance Plan awards as part of deferred compensation for 2010 (2010 Adjustable Performance Plan) and amended and simplified certain features in the 2010 Adjustable Performance Plan.

The 2009 Adjustable Performance Plan awards are subject to a three-year, pro-rata vesting schedule. The final value of the Adjustable Performance Plan awards paid out to individual employees may be adjusted positively or negatively from the initial amount awarded on the grant date, depending on the financial performance of the specific business areas and the Group ROE, and the value paid out each year for vested awards will reflect these adjustments as described below.

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

On January 20, 2011 and January 21, 2010, the Group granted Adjustable Performance Plan awards with a total value of CHF 1,102 million and CHF 1,187 million, respectively.
Restricted Cash Award
The cash component of variable compensation is generally free from conditions. However, managing directors in Investment Banking received the cash component of variable compensation for in 2010 in the form of a Restricted Cash Award with ratable vesting over a two-year period and other restrictive covenants and provisions. Restricted Cash Awards were paid in the first quarter of 2011 and must be repaid by the employee, either in part or in full, if a claw-back event such as voluntary termination of employment or termination for cause occurs during the vesting period.

On January 20, 2011, the Group granted Restricted Cash Awards with a total value of CHF 465 million.
Scaled Incentive Share Unit
The SISU plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of the 2009 deferred compensation. SISUs are similar to ISUs (refer to Incentive Share Unit below) except with four-year vesting, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares. The base component of the SISUs awarded on the grant date will vest equally over the four-year vesting period whereas the leverage component will only vest on the fourth anniversary of the grant date. The new performance condition links the final delivery of additional shares to the Group average ROE and if the Group average ROE over the four-year period is higher than a pre-set target established as of the grant date, the number of additional shares calculated by reference to the average Group share price increase will be adjusted positively, and if it is below the target, the number of additional shares will be adjusted negatively, but not below zero. The final number of additional shares to be delivered at the end of the four-year period is therefore determined first on the basis of the Group share price development (share price multiplier) and then on the basis of the Group average ROE development (ROE multiplier). Group shares are delivered shortly after the SISU base component and SISU leverage component vest. SISUs include a two-year moratorium on early retirement, determined from the grant date.

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

Scaled Incentive Share Unit activities
in	2011	2010

Number of awards (million)

Balance at beginning of period	20.4	–

Granted	–	21.1

Settled	(5.1)	(0.2)

Forfeited	(0.6)	(0.5)

Balance at end of period	14.7	20.4

of which vested	1.0	0.2

of which unvested	13.7	20.2

Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price, compared to predefined targets set on the grant date. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period. The number of ISU leverage units to be converted to additional shares is calculated by multiplying the total number of ISU base units granted, less forfeitures, by a share price multiplier. The share price multiplier is determined based on the actual increase in the weighted-average monthly share price during the contractual term of the award versus the share price at grant date. One third of the ISU base units vests at the first anniversary of the grant date, one third at the second anniversary of the grant date and one third at the third anniversary. The ISU leverage units vest only on the third anniversary of the grant date. Group shares are delivered shortly after the ISU base units and the ISU leverage units vest. ISUs include a two-year moratorium on early retirement, determined from the grant date.

On January 21, 2010 and January 21, 2009, the Group granted 6.0 million and 26.1 million ISUs, respectively. The fair value of the 2010 and 2009 ISU base units were CHF 50.30 and CHF 23.70, respectively, and the fair value of the 2010 and 2009 ISU leverage units were CHF 13.45 and CHF 6.98, respectively. For the ISUs granted in January 2010 and 2009, the number of additional shares per ISU was capped at a maximum of three times the grant value, with a delivery of no more than five shares.

The ISU leverage units granted in 2007 were settled in the first quarter of 2011 and did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 58.45.

Incentive Share Unit activities
in	2011	2010	2009

Number of awards (million)

Balance at beginning of period	37.7	41.5	59.8

Granted [1]	–	6.0	26.4

Settled	(23.3)	(8.4)	(43.6)

Forfeited	(1.1)	(1.4)	(1.1)

Balance at end of period	13.3	37.7	41.5

of which vested	1.4	3.9	2.7

of which unvested	11.9	33.8	38.8

1 Includes ISUs granted in January and through out the year.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred compensation in the form of Cash Retention Awards (CRA). These CRA payments, which were made in the first quarter of 2009, were subject to vesting ratably over a two-year period and other conditions, and any unvested CRA would have had to be repaid if a claw-back event, such as voluntary termination of employment, occurs. These awards were fully vested in January 2011.

Performance Incentive Plan
As part of its annual deferred compensation process for 2004 and 2005, the Group granted PIP units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units were long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vested evenly over a five-year period. Each PIP unit settled for a specified number of Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: (i) earnings performance as compared to predefined targets (performance conditions); and (ii) Group share price performance compared to predefined targets and relative to peers (market conditions). The performance conditions determined the multiplier used to convert the initial PIP units into the final number of PIP units. The market conditions determined the number of Group shares that each final PIP unit converted into at settlement.

The PIP I units granted in 2005 were settled in April 2010 in accordance with the terms and conditions of the plan and each outstanding PIP I unit settled for approximately 4.8 Group shares. The PIP II units granted in 2006 were settled in March 2011 and each outstanding PIP unit had no value at settlement as the Group share price performance was below the minimum predefined target of CHF 47.

Performance Incentive Plan activities
in	2011	2010		2009

	PIP II	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.1	6.2	11.9	6.4	12.2

Settled	(6.1)	0.0	(11.7)	0.0	0.0

Forfeited	0.0	(0.1)	(0.2)	(0.2)	(0.3)

Balance at end of period	0.0	6.1	0.0	6.2	11.9

of which vested	–	5.3	0.0	4.5	10.2

of which unvested	–	0.8	0.0	1.7	1.7

2008 Partner Asset Facility
As part of the 2008 annual compensation process, the Group granted employees in Investment Banking with a corporate title of managing director or director the majority of the deferred compensation in the form of 2008 Partner Asset Facility (PAF) awards, denominated in US dollars. The PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking.

The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool on December 31, 2008, and those assets will remain static throughout the contractual term of the award or until liquidated. The PAF holders will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool. As a result, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from the Group’s >>>risk-weighted assets, resulting in a reduction in capital usage.

The PAF awards, which have a contractual term of eight years, are fully vested. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested over the first three months of 2009. All PAF awards remain subject to non-compete/non-solicit provisions that expire in respect of one third of the awards on each of the three anniversaries of the grant date. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool.

On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Effective December 31, 2011, existing PAF holders were given a voluntary election to make a value-for-value exchange of their existing PAF awards for a new PAF award linked to an expanded portfolio of reference assets. As of the date of the election, approximately 35% of employees holding PAF awards elected to exchange their existing PAF award for the new PAF awards. There was no impact on compensation expense for 2011.

Other cash awards
Other cash awards consist of voluntary deferred compensation, proprietary trading and employee investment plans. The compensation expense related to these awards was primarily driven by mark to market and performance adjustments, as the majority of the awards are fully vested.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and all of the original grants have vested. Share options were granted with an exercise price equal to the market price of Group shares on the grant date and expire after ten years.

There were no options granted during 2011, 2010 and 2009. As of December 31, 2011, there was no aggregate intrinsic value of options outstanding or exercisable and the weighted-average remaining contractual term was 0.6 years. As of the exercise date, the total intrinsic value of options exercised during 2011, 2010 and 2009 was CHF 1 million, CHF 8 million and CHF 10 million, respectively. Cash received from option exercises during 2011, 2010 and 2009 was CHF 2 million, CHF 32 million and CHF 30 million, respectively. In January 2012, 8.7 million options expired.

Share option activities
in	2011		2010		2009

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	29.8	64.58	34.9	63.49	39.0	62.19

Exercised	(0.1)	31.78	(0.8)	40.12	(0.7)	40.80

Settled	0.0	0.00	0.0	0.00	(0.3)	68.36

Forfeited	0.0	0.00	0.0	0.00	0.0	70.95

Expired	(12.8)	82.61	(4.3)	60.37	(3.1)	52.05

Balance at end of period	16.9	51.00	29.8	64.58	34.9	63.49

of which exercisable at end of period	16.9	51.00	29.8	64.58	34.8	63.49

Delivered shares
In the past, the Group typically met its obligations to deliver share awards under its compensation programs by purchasing treasury shares in the market and by entering into third-party hedge instruments. During 2011, the Group decided to settle outstanding share-based compensation awards in 2011 and 2012 primarily through the issuance of shares from conditional capital.

28 Related parties
Executive Board and Board of Directors Compensation
> Refer to “Note 3 – Compensation to members of the Executive Board and the Board of Directors” in VI – Parent company financial statements – Credit Suisse Group for information on compensation to members of the Executive Board and the Board of Directors.

Executive Board and Board of Directors loans
in	2011		2010		2009

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	18	[1]	19		24

Additions	5		5		4

Reductions	(1)		(6)		(9)

Balance at end of period	22	[1]	18		19

Loans to members of the Board of Directors (CHF million)

Balance at beginning of period	35	[2]	25		24

Additions	2		14		11

Reductions	(3)		(4)		(10)

Balance at end of period	34	[2]	35	[2]	25

1 The number of individuals with outstanding loans at the beginning and end of the year was six. 2 The number of individuals with outstanding loans at the beginning and end of the year was eight and seven, respectively.

A large majority of loans outstanding to members of the Executive Board and the Board of Directors (Board) are mortgages or loans against securities. Such loans are made to Executive Board and Board of Directors members on the same terms available to third-party clients or, in the case of loans to members of the Executive Board, pursuant to widely available employee benefit plans. The highest loan outstanding was CHF 11 million to Executive Board member Walter Berchtold.

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

Members of the Board of Directors with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans, which were extended to them at the time that employee conditions applied to them. In addition to the loans listed above, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC.

As of December 31, 2011 and 2010, there was no exposure to such related parties. As of December 31, 2009, the total exposure to such related parties amounted to CHF 50,000, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2011 did not exceed CHF 10 million in aggregate.

In February 2011, the Group entered into definitive agreements with affiliates of Qatar Investment Authority (QIA) and The Olayan Group, which have significant holdings of Group shares, to issue Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Group and the Board of Directors (except for Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, who recused themselves) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair.

The Group, together with its subsidiaries, is a global financial services provider and has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board of Directors members assume management functions or board member responsibilities. Except for the deemed related party transaction with QIA and The Olayan Group and the related party loans as of December 31, 2011, 2010 and 2009 described above, all relationships between the Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies or related parties are in the ordinary course of business and at arm’s length.

Liabilities due to own pension funds
Liabilities due to the Group’s own pension funds as of December 31, 2011 and 2010 of CHF 2,424 million and CHF 1,734 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets. In December 2011, the Group’s Swiss pension fund invested CHF 350 million into mandatory convertible securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Limited, an unconsolidated SPE wholly owned by the Group. The MSC contain a 2% coupon and will mandatorily convert into 16.5 million Group shares at its date of maturity, December 2012. In December 2011, the Group issued to Credit Suisse Group Finance (Guernsey) Limited the required number of shares to be delivered to the Swiss pension fund at the conversion date. In addition, other unconsolidated SPEs wholly owned by the Group had liabilities of CHF 23 million as of December 31, 2011 to the pension funds of the Group.

Loans outstanding made by the Group or any subsidiaries to equity method investees
in	2011	2010	2009

Loans outstanding made by the Group or any subsidiaries to equity method investees (CHF million)

Balance at beginning of period	45	83	575

Net borrowings/(repayments)	(32)	(38)	(492)

Balance at end of period	13	45	83

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

Swiss pension plans
The Group’s Swiss pension plans cover its employees in Switzerland and are set up as trusts domiciled in Zurich. On January 1, 2010, in addition to the annuity section (defined benefit), a new savings section (defined contribution) was introduced in the Swiss main plan and a partial changeover from the annuity section to the savings section has been processed. Furthermore, on December 20, 2011, the Group announced the complete changeover to the savings section of the plan, effective as of January 1, 2013. For accounting purposes, both the annuity section and the savings section of the Swiss pension plan are treated as defined benefit plans under US GAAP. The plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under Swiss law. As of December 31, 2011 and 2010, the Group’s pension plan in Switzerland comprised 81% and 82%, respectively, of all the Group’s employees participating in defined benefit plans and 84% and 86%, respectively, of the >>>fair value of plan assets and 83% and 85%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.

In the annuity section of the plan, employee contributions are calculated as a percentage of the employees’ salary level varying between 9.0% and 12.5% depending on the employees’ age and funding level. The Group’s contributions are at least 200% of the employees’ contributions for the Group’s main pension plan.

In the savings section of the plan, employee contributions depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employees’ age.

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

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.

Components of total pension costs
	Defined benefit pension plans						Other post- retirement defined benefit plans

	Switzerland			International			International

in	2011	2010	2009	2011	2010	2009	2011	2010	2009

Total pension costs (CHF million)

Service costs on benefit obligation	319	269	217	33	30	33	–	1	1

Interest costs on benefit obligation	416	453	471	123	134	129	7	9	9

Expected return on plan assets	(668)	(637)	(610)	(160)	(163)	(166)	–	–	–

Amortization of recognized prior service cost/(credit)	17	17	35	–	1	1	(2)	(2)	(2)

Amortization of recognized actuarial losses/(gains)	84	86	6	51	36	17	9	6	8

Net periodic pension costs	168	188	119	47	38	14	14	14	16

Settlement losses/(gains)	–	1	6	–	(2)	1	–	–	–

Curtailment losses/(gains)	1	–	–	–	–	(2)	–	–	–

Special termination benefits	10	2	7	–	–	–	–	–	–

Total pension costs	179	191	132	47	36	13	14	14	16

Total pension costs reflected in compensation and benefits – other for 2011, 2010 and 2009 were CHF 240 million, CHF 241 million and CHF 161 million, respectively.
In the second quarter of 2011, as part of its strategic plan, the Group started implementing a number of cost-efficiency measures including headcount reduction. This resulted in a curtailment loss of CHF 1 million, reflecting the immediate recognition of the prior service cost relating to the years of service no longer expected to be rendered, and in special termination benefit costs of CHF 10 million relating to early retirements in Switzerland. The previous headcount reduction announced in December 2008, resulted in special termination benefits of CHF 2 million and CHF 7 million in 2010 and 2009, respectively, related to the Swiss pension plans and settlement payments of CHF 1 million and CHF 7 million in 2010 and 2009, respectively, in connection with our Swiss and US pension plans. The discontinuance of a Japanese plan in 2009 resulted in a curtailment gain of CHF 2 million in 2009 due to the reduction in the benefit obligation and a gain of CHF 2 million in 2010 from the related settlement of the obligation.

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

Obligations and funded status of the plans
	Defined benefit pension plans				Other post- retirement defined benefit plans

	Switzerland		International		International

in / end of	2011	2010	2011	2010	2011	2010

PBO (CHF million) [1]

Beginning of the measurement period	13,813	13,324	2,373	2,299	160	141

Plan participant contributions	240	250	–	–	–	–

Service cost	319	269	33	30	–	1

Interest cost	416	453	123	134	7	9

Plan amendments	(483)	–	(2)	–	–	–

Settlements	–	(6)	(1)	(3)	–	–

Curtailments	(51)	(1)	1	–	–	–

Special termination benefits	10	2	4	3	–	–

Actuarial losses/(gains)	302	(3)	199	220	15	31

Plans added	–	–	–	9	–	–

Benefit payments	(622)	(475)	(56)	(52)	(8)	(8)

Exchange rate losses/(gains)	–	–	1	(267)	–	(14)

End of the measurement period	13,944	13,813	2,675	2,373	174	160

Fair value of plan assets (CHF million)

Beginning of the measurement period	13,428	12,594	2,121	2,036	–	–

Actual return on plan assets	(121)	377	485	218	–	–

Employer contributions	679	688	33	172	8	8

Plan participant contributions	240	250	–	–	–	–

Settlements	–	(6)	(1)	(3)	–	–

Benefit payments	(622)	(475)	(56)	(52)	(8)	(8)

Exchange rate gains/(losses)	–	–	4	(250)	–	–

End of the measurement period	13,604	13,428	2,586	2,121	–	–

Funded status recognized (CHF million)

Funded status of the plan – overfunded/(underfunded)	(340)	(385)	(89)	(252)	(174)	(160)

Total funded status recognized in the consolidated balance sheet at December 31	(340)	(385)	(89)	(252)	(174)	(160)

Total amount recognized (CHF million)

Noncurrent assets	0	17	498	166	–	–

Current liabilities	–	–	(8)	(13)	(8)	(8)

Noncurrent liabilities	(340)	(402)	(579)	(405)	(166)	(152)

Total amount recognized in the consolidated balance sheet at December 31	(340)	(385)	(89)	(252)	(174)	(160)

ABO (CHF million) [2]

End of the measurement period	13,467	12,847	2,584	2,287	–	–

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO and may vary from year to year following any changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data. In 2011, the PBO was impacted by curtailments of CHF 51 million and special termination benefits of CHF 10 million relating to the headcount reduction in Switzerland reflecting the cost-efficiency measures started in the second quarter of 2011. In addition, the changeover from the annuity section to the savings section announced on December 20, 2011 resulted in a reduction in the PBO of CHF 515 million. Also, it was decided to merge the two pension plans in Switzerland, the main plan and the supplementary plan, which resulted in a prior service cost of CHF 32 million. In 2010, the PBO was impacted by settlements of CHF 6 million and special termination benefits of CHF 5 million, mainly from the Swiss and US pension plans in connection with the headcount reduction announced in December 2008. In addition, CHF 3 million of settlements were recognized in 2010 relating to the discontinuance of a Japanese plan.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2011 and 2010 was an underfunding of CHF 603 million and CHF 797 million, respectively.

In the fourth quarter of 2011, the Group made a special contribution of CHF 203 million to the Swiss pension plan. In 2010, the Group made special contributions of CHF 199 million and CHF 135 million to the Swiss and UK pension plans, respectively. In 2012, the Group expects to contribute CHF 631 million to the Swiss and international defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2011 and 2010, respectively.

Defined benefit pension plans in which PBO or ABO were in excess of plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]

	Switzerland		International			Switzerland		International

December 31	2011	2010	2011	2010		2011	2010	2011	2010

CHF million

PBO	13,937	13,100	1,340	1,212		–	7	1,326	1,128

ABO	13,460	12,167	1,304	1,163		–	7	1,296	1,099

Fair value of plan assets	13,597	12,698	753	794		–	6	741	717

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2011	2010	2011	2010	2011	2010

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(3,696)	(3,084)	(55)	(52)	(3,751)	(3,136)

Prior service credit/(cost)	358	(39)	4	6	362	(33)

Total	(3,338)	(3,123)	(51)	(46)	(3,389)	(3,169)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2011 and 2010 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2012.

Amounts recognized in other comprehensive income
	Defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2011 (CHF million)

Actuarial gains/(losses)	(965)	216	(749)	(15)	6	(9)	(758)

Prior service credit/(cost)	485	(102)	383	–	–	–	383

Amortization of actuarial losses/(gains)	135	(35)	100	9	(4)	5	105

Amortization of prior service cost/(credit)	17	(4)	13	(2)	1	(1)	12

Immediate recognition due to curtailment/settlement	49	(11)	38	–	–	–	38

Total amounts recognized in other comprehensive income	(279)	64	(215)	(8)	3	(5)	(220)

2010 (CHF million)

Actuarial gains/(losses)	(422)	103	(319)	(31)	12	(19)	(338)

Amortization of actuarial losses/(gains)	122	(30)	92	6	(3)	3	95

Amortization of prior service cost/(credit)	18	(4)	14	(2)	1	(1)	13

Immediate recognition due to curtailment/settlement	(2)	–	(2)	–	–	–	(2)

Total amounts recognized in other comprehensive income	(284)	69	(215)	(27)	10	(17)	(232)

Amounts in AOCI, net of tax, expected to be amortized in 2012
in 2012	Defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial losses/(gains)	161	8

Amortization of prior service cost/(credit)	(41)	(1)

Total	120	7

Assumptions
The measurement of both the net periodic pension cost as well as the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they should be in line with the expected market averages and benchmarks, the trend in the market and with historical rates.

Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	Defined benefit pension plans						Other post- retirement defined benefit plans

	Switzerland			International

December 31	2011	2010	2009	2011	2010	2009	2011	2010	2009

Net benefit pension cost (%)

Discount rate	3.1	3.5	3.9	5.5	6.0	6.3	5.5	6.1	6.4

Salary increases	2.0	2.6	2.6	4.2	4.3	4.0	–	–	–

Expected long-term rate of return on plan assets	4.8	4.8	4.8	7.3	7.2	7.5	–	–	–

Benefit obligation (%)

Discount rate	2.8	3.1	3.5	4.8	5.5	6.0	4.7	5.5	6.1

Salary increases	1.4	2.0	2.6	4.0	4.2	4.3	–	–	–

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

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate of 9.00% for 2011 and 9.75% for 2010 and 2009 was assumed in the cost of covered health care benefits. As of December 31, 2011, the rate is assumed to decrease gradually to 5% by 2020 and remain at that level thereafter. As of December 31, 2011, 2010 and 2009, a 1% increase in the health care cost trend rate assumption would have resulted in an increase in post-retirement expenses of CHF 1.3 million, CHF 1.5 million and CHF 1.3 million, and an increase in accumulated post-retirement defined benefit obligation of CHF 23 million, CHF 26 million and CHF 19 million, respectively. A 1% decrease in the health care cost trend assumption would result in a decrease in post-retirement expenses of CHF 1.1 million, CHF 1.2 million and CHF 1.0 million, and a decrease in post-retirement defined benefit obligation of CHF 19 million, CHF 21 million and CHF 16 million as of December 31, 2011, 2010 and 2009.

Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The Group’s defined benefit pension plans employ a total return investment approach, whereby a diversified mix of debt and equity securities and alternative investments, specifically hedge funds and private equity, are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to outperform plan liabilities over the long-term in order to minimize plan expenses. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity securities are diversified across Swiss and non-Swiss stocks as well as among growth, value and small and large capitalization stocks. Real estate and alternative investments, such as private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. >>>Derivatives may be used to hedge or increase market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Group pension plans follow defined strategic asset allocation guidelines. Depending on the market conditions, these guidelines are even more limited on a short-term basis.

As of December 31, 2011 and 2010, the total fair value of Group debt securities included in plan assets was CHF 598 million and CHF 251 million, respectively, and the total fair value of Group equity securities and options was CHF 33 million and CHF 15 million, respectively.

Fair value hierarchy of plan assets
> Refer to “Fair value hierarchy” in Note 33 – Financial instruments for discussion of the fair value hierarchy.
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
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2011 and 2010, for the Group’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
	2011					2010

end of	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total

Plan assets at fair value (CHF million)

Cash and cash equivalents	2,212	–		–	2,212	890	1,366		–	2,256

Debt securities	1,525	3,890		–	5,415	1,806	3,576		–	5,382

of which governments	1,410	39		–	1,449	1,806	38		–	1,844

of which corporates	115	3,851		–	3,966	–	3,538		–	3,538

Equity securities	1,040	1,421		–	2,461	840	1,282		–	2,122

Real estate	–	500		1,034	1,534	–	492		1,014	1,506

of which direct	–	–		1,034	1,034	–	–		1,014	1,014

of which indirect	–	500		0	500	–	492		–	492

Alternative investments	–	1,376		606	1,982	–	1,640		573	2,213

of which private equity	–	–		606	606	–	–		573	573

of which hedge funds	–	1,583		–	1,583	–	1,526		–	1,526

of which other	–	(207)	[1]	–	(207)	–	114	[1]	–	114

Other investments	–	0		–	0	–	(51)		–	(51)

Switzerland	4,777	7,187		1,640	13,604	3,536	8,305		1,587	13,428

Cash and cash equivalents	51	18		–	69	138	19		–	157

Debt securities	130	792		90	1,012	65	644		122	831

of which governments	128	2		–	130	57	1		–	58

of which corporates	2	790		90	882	8	643		122	773

Equity securities	82	807		–	889	–	1,006		–	1,006

Real estate - indirect	–	–		84	84	–	–		52	52

Alternative investments	3	351		90	444	–	(97)		94	(3)

of which private equity	–	–		9	9	–	–		8	8

of which hedge funds	–	–		81	81	–	3		81	84

of which other	3	351	[1]	0	354	–	(100)	[1]	5	(95)

Other investments	–	88		–	88	–	78		–	78

International	266	2,056		264	2,586	203	1,650		268	2,121

Total plan assets at fair value	5,043	9,243		1,904	16,190	3,739	9,955		1,855	15,549

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets

	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period

2011 (CHF million)

Debt securities - corporates	122	30	(2)	(4)	5	(61)	0	90

Real estate	1,066	–	–	31	0	21	0	1,118

of which direct	1,014	–	–	20	–	–	–	1,034

of which indirect	52	–	–	11	0	21	0	84

Alternative investments	667	3	(4)	25	(2)	6	1	696

of which private equity	581	–	–	28	(5)	10	1	615

of which hedge funds	81	3	–	(3)	3	(3)	0	81

of which other	5	–	(4)	0	0	(1)	0	0

Total plan assets at fair value	1,855	33	(6)	52	3	(34)	1	1,904

of which Switzerland	1,587	–	–	47	(5)	10	1	1,640

of which International	268	33	(6)	5	8	(44)	0	264

2010 (CHF million)

Debt securities - corporates	176	0	–	16	1	(56)	(15)	122

Real estate	996	–	–	32	–	40	(2)	1,066

of which direct	982	–	–	29	–	3	–	1,014

of which indirect	14	–	–	3	–	37	(2)	52

Alternative investments	572	–	–	(7)	3	104	(5)	667

of which private equity	527	–	–	(7)	1	61	(1)	581

of which hedge funds	45	–	–	0	2	38	(4)	81

of which other	–	–	–	0	0	5	–	5

Total plan assets at fair value	1,744	0	–	41	4	88	(22)	1,855

of which Switzerland	1,497	–	–	22	–	68	–	1,587

of which International	247	0	–	19	4	20	(22)	268

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation as of the measurement date
	Switzerland		International

December 31	2011	2010	2011	2010

Weighted-average plan asset allocation (%)

Cash and cash equivalents	16.2	16.8	2.7	7.4

Debt securities	39.8	40.0	39.1	39.1

Equity securities	18.1	15.8	34.4	47.4

Real estate	11.3	11.2	3.2	2.5

Alternative investments	14.6	16.2	17.2	0.0

Insurance	0.0	0.0	3.4	3.6

Total	100.0	100.0	100.0	100.0

The following table shows the target plan asset allocation for 2012 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2012.

Weighted-average target plan asset allocation to be applied prospectively
	Switzerland	International

2012 (%)

Cash and cash equivalents	10	1

Debt securities	40	56

Equity securities	25	21

Real estate	10	3

Alternative investments	15	16

Insurance	0	3

Total	100	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	Defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2012	876	8

2013	873	8

2014	891	9

2015	900	10

2016	914	10

For five years thereafter	4,763	54

Defined contribution pension plans
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2011, 2010 and 2009, the Group contributed to these plans and recognized as expense CHF 246 million, CHF 263 million and CHF 235 million, respectively.

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
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2011, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 20 months.

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

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

> Refer to “Note 33 – Financial instruments” for further discussion of the fair value of derivatives.
Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2011	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,754.5	658.0	650.0	71.2	3.8	2.3

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,537.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,366.9	728.8	720.8	71.2	3.8	2.3

Forwards	2,133.0	29.7	30.7	17.4	0.1	0.0

Swaps	1,230.0	34.1	51.3	0.0	0.0	0.0

Options bought and sold (OTC)	831.7	12.3	12.7	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,224.0	76.1	94.7	17.4	0.1	0.0

Forwards	16.3	1.4	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	34.7	0.9	1.0	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	51.1	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.4	5.8	5.7	0.0	0.0	0.0

Options bought and sold (OTC)	241.5	14.5	14.9	0.0	0.0	0.0

Futures	57.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	366.0	18.2	21.2	0.0	0.0	0.0

Equity/index-related products	880.8	39.4	41.8	0.0	0.0	0.0

Credit derivatives [2]	2,042.7	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.3	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.6	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,908.1	925.2	933.8	88.6	3.9	2.3

The notional amount for derivative instruments (trading and hedging) was CHF 49,996.7 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2010	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,103.8	429.2	422.3	70.0	2.5	1.7

Options bought and sold (OTC)	2,420.3	44.9	46.1	0.0	0.0	0.0

Futures	2,769.2	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,732.8	480.9	474.6	70.0	2.5	1.7

Forwards	2,062.4	35.2	37.9	19.4	0.4	0.1

Swaps	1,059.0	35.0	45.8	0.0	0.0	0.0

Options bought and sold (OTC)	796.9	14.4	15.1	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,937.4	84.7	98.9	19.4	0.4	0.1

Forwards	15.9	1.7	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	25.4	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	41.8	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.7	4.2	7.5	0.0	0.0	0.0

Options bought and sold (OTC)	268.2	15.0	16.2	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	389.5	17.0	18.0	0.0	0.0	0.0

Equity/index-related products	955.5	37.3	41.8	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,188.4	678.9	689.4	89.4	2.9	1.8

The notional amount for derivative instruments (trading and hedging) was CHF 46,277.8 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2011		2010

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	929.1	936.1	681.8	691.2

Counterparty netting [1]	(836.4)	(836.4)	(602.9)	(602.9)

Cash collateral netting [1]	(36.5)	(37.6)	(28.5)	(29.2)

Replacement values (trading and hedging) after netting agreements	56.2	62.1	50.4	59.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	52.5	60.1	47.7	57.9

of which recorded in other assets (PRV) and other liabilities (NRV)	3.7	2.0	2.7	1.2

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	2011	2010	2009

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	548	564	(664)

Foreign exchange products	20	21	3

Total	568	585	(661)

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(585)	(546)	644

Foreign exchange products	(20)	(21)	(3)

Total	(605)	(567)	641

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(37)	18	(20)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2011		2010		2009

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	(6)		39		117

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	31	[1]	27	[1]	13	[2]

Represents gains/(losses) on effective portion.
1 Included in commissions and fees. 2 Included in total operating expenses.

The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 9 million.
Net investment hedges
in	2011		2010		2009

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0		8		12

Foreign exchange products	280		1,563		(1,401)

Total	280		1,571		(1,389)

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	4	[1]	(4)	[1]	(21)	[2]

Total	4		(4)		(21)

Represents gains/(losses) on effective portion.
1 Included in other revenues. 2 Primarily included in discontinued operations.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the >>>NRV of derivative instruments with credit risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

2011 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

2010 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	–	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

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

Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events. The Group believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Group’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Group is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.

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

The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.

Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 4.8 billion were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 2011	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(452.2)	432.4		(19.8)	55.6	(9.0)

Non-investment grade	(189.1)	179.4		(9.7)	16.7	(15.3)

Total single-name instruments	(641.3)	611.8		(29.5)	72.3	(24.3)

of which sovereigns	(134.8)	132.6		(2.2)	10.8	(8.1)

of which non-sovereigns	(506.5)	479.2		(27.3)	61.5	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(278.2)	253.1		(25.1)	14.5	(15.5)

Non-investment grade	(71.9)	64.1	[3]	(7.8)	9.0	(1.7)

Total multi-name instruments	(350.1)	317.2		(32.9)	23.5	(17.2)

of which sovereigns	(18.4)	17.5		(0.9)	0.9	(1.5)

of which non-sovereigns	(331.7)	299.7		(32.0)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(730.4)	685.5		(44.9)	70.1	(24.5)

Non-investment grade	(261.0)	243.5		(17.5)	25.7	(17.0)

Total instruments	(991.4)	929.0		(62.4)	95.8	(41.5)

of which sovereigns	(153.2)	150.1		(3.1)	11.7	(9.6)

of which non-sovereigns	(838.2)	778.9		(59.3)	84.1	(31.9)

end of 2010

Single-name instruments (CHF billion)

Investment grade [2]	(467.5)	450.1		(17.4)	49.0	1.0

Non-investment grade	(195.3)	169.2		(26.1)	17.2	(2.2)

Total single-name instruments	(662.8)	619.3		(43.5)	66.2	(1.2)

of which sovereigns	(115.2)	113.5		(1.7)	10.3	(2.4)

of which non-sovereigns	(547.6)	505.8		(41.8)	55.9	1.2

Multi-name instruments (CHF billion)

Investment grade [2]	(238.4)	215.1		(23.3)	14.5	(4.8)

Non-investment grade	(60.3)	55.9		(4.4)	16.1	(1.1)

Total multi-name instruments	(298.7)	271.0		(27.7)	30.6	(5.9)

of which sovereigns	(15.5)	14.7		(0.8)	0.7	(0.7)

of which non-sovereigns	(283.2)	256.3		(26.9)	29.9	(5.2)

Total instruments (CHF billion)

Investment grade [2]	(705.9)	665.2		(40.7)	63.5	(3.8)

Non-investment grade	(255.6)	225.1		(30.5)	33.3	(3.3)

Total instruments	(961.5)	890.3		(71.2)	96.8	(7.1)

of which sovereigns	(130.7)	128.2		(2.5)	11.0	(3.1)

of which non-sovereigns	(830.8)	762.1		(68.7)	85.8	(4.0)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes Clock Finance.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2011

Credit derivatives (CHF billion)

Credit protection sold	991.4

Credit protection purchased	929.0

Other protection purchased	95.8

Other instruments	26.5	[1]

Total credit derivatives	2,042.7

1 Consists of certain cash collateralized debt obligations, TRS and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2011 (CHF billion)

Single-name instruments	134.1	394.5	112.7	641.3

Multi-name instruments	58.7	202.4	89.0	350.1

Total instruments	192.8	596.9	201.7	991.4

2010 (CHF billion)

Single-name instruments	90.7	468.2	103.9	662.8

Multi-name instruments	27.3	227.0	44.4	298.7

Total instruments	118.0	695.2	148.3	961.5

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

Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2011 (CHF million)

Credit guarantees and similar instruments	3,273	2,062	1,106	907	7,348	6,613		50	2,455

Performance guarantees and similar instruments	5,598	1,674	1,317	1,715	10,304	9,394		73	3,381

Securities lending indemnifications	15,005	0	0	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	12,953	5,137	5,710	51,393	51,393		3,650	–	[3]

Other guarantees	3,972	387	422	194	4,975	4,939		4	2,268

Total guarantees	55,441	17,076	7,982	8,526	89,025	87,344		3,777	23,109

2010 (CHF million)

Credit guarantees and similar instruments	3,413	1,525	1,033	1,437	7,408	6,922		512	4,357

Performance guarantees and similar instruments	6,627	2,157	1,213	2,109	12,106	10,840		100	4,317

Securities lending indemnifications	18,254	0	0	0	18,254	18,254		0	18,254

Derivatives [2]	35,804	19,292	6,486	4,061	65,643	65,643		2,246	–	[3]

Other guarantees	4,349	544	278	287	5,458	5,387		8	2,622

Total guarantees	68,447	23,518	9,010	7,894	108,869	107,046		2,866	29,550

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

Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Federal National Mortgage Association (FNMA) and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse FNMA for losses on certain whole loans underlying mortgage-backed securities issued by FNMA, which are triggered by borrowers failing to perform on the underlying mortgages.

The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in >>>fair value of those assets.

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

Derivatives
>>>Derivatives are issued in the ordinary course of business, generally in the form of written put options. Disclosures about derivative contracts are not required under US GAAP if such contracts may be cash settled and the Group has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Group has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Group has not included such contracts as guarantees.

The Group manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Group carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Group’s exposure was limited to the carrying value reflected in the table.

Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2011 to June 30, 2012 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac (GSEs); institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2011 by counterparty type, the development of outstanding repurchase claims during the period from July 1, 2011 to December 31, 2011, the development of provisions for outstanding repurchase claims during the period January 1, 2011 to December 31, 2011 and the realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to December 31, 2011 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.1

Non-agency securitizations	128.5	[2]

Total	158.8

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold as of December 31, 2011 was USD 30.9 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2011 was attributable to borrower payments of USD 82.1 billion and losses of USD 15.5 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2011

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance as of July 1	60	487	1,084	1,631

New claims	29	10	1,160	1,199

Claims settled through repurchases	0	(1)	(4)	(5)	[1]

Other settlements	(8)	0	(3)	(11)	[2]

Total claims settled	(8)	(1)	(7)	(16)

Claims rescinded	(13)	(64)	(28)	(105)

Transfers to arbitration and litigation [3]	0	0	(1,966)	(1,966)

Balance as of December 31 [4]	68	432	243	743

1 Settled at a repurchase price of USD 5 million. 2 Settled at USD 9 million. 3 Refer to "Note 37 – Litigation" for repurchase claims that are in arbitration or litigation. 4 As of December 31, 2010, total outstanding repurchase claims were USD 473 million, of which USD 39 million, USD 434 million and USD 0 million related to government-sponsored enterprises, private investors and non-agency securitizations, respectively.

Provisions for outstanding repurchase claims
	2011

Provisions for outstanding repurchase claims (USD million) [1]

Balance as of January 1	29

Increase/(decrease) in provisions, net	47

Realized losses [2]	(17)

Balance as of December 31	59	[3]

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 37 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Substantially all related to government-sponsored enterprises.

Losses from repurchase of residential mortgage loans sold
in	2011		2010		2009

Losses from repurchase of residential mortgage loans sold (USD million)

Realized losses	17	[1]	24	[2]	24	[2]

Includes indemnifications paid to resolve loan repurchase claims.
1 Primarily related to government-sponsored enterprises and non-agency securitizations. 2 Primarily related to government-sponsored enterprises.

Representations and warranties relating to residential mortgage loans sold to non-agency securitization vehicles are more limited in scope than those relating to residential mortgage loans sold to GSEs, and it can be more difficult to establish causation and standing in making a repurchase claim for breach of representations and warranties on residential mortgage loans sold in non-agency securitizations. The Group is involved in litigation relating to representations and warranties on residential mortgage loans sold.

> Refer to “Note 37 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are, or become during the reporting period, subject to arbitration or litigation proceedings, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.

Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

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

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Lease commitments
Lease commitments (CHF million)

2012	601

2013	550

2014	470

2015	414

2016	379

Thereafter	2,145

Future operating lease commitments	4,559

Less minimum non-cancellable sublease rentals	418

Total net future minimum lease commitments	4,141

Rental expense for operating leases
in	2011	2010	2009

Rental expense for operating leases (CHF million)

Minimum rental expense	554	625	599

Sublease rental income	(97)	(123)	(125)

Total net expenses for operating leases	457	502	474

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received

2011 (CHF million)

Irrevocable commitments under documentary credits	5,644	3	40	0	5,687		5,207		2,372

Loan commitments	157,701	19,988	35,755	7,116	220,560	[2]	215,343		144,278

Forward reverse repurchase agreements	28,885	0	0	0	28,885		28,885		28,885

Other commitments	1,457	405	872	874	3,608		3,608		33

Total other commitments	193,687	20,396	36,667	7,990	258,740		253,043		175,568

2010 (CHF million)

Irrevocable commitments under documentary credits	4,500	10	41	0	4,551		4,162		1,883

Loan commitments	153,759	35,459	12,234	8,101	209,553	[2]	202,999		142,425

Forward reverse repurchase agreements	51,968	0	0	0	51,968		51,968		51,968

Other commitments	1,375	833	1,095	557	3,860		3,860		55

Total other commitments	211,602	36,302	13,370	8,658	269,932		262,989		196,331

1 Total net amount is computed as the gross amount less any participations. 2 Included as of December 31, 2011 and 2010 were CHF 138,051 million and CHF 136,533 million, respectively, of unused credit limits which were revocable at the Group's sole discretion upon notice to the client.

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

Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the >>>reverse repurchase transactions takes place on specified future dates.
Other commitments
Other commitments include private equity commitments, firm commitments in underwriting securities, commitments arising from deferred payment letters of credit and from acceptances in circulation and liabilities for call and put options on shares and other equity instruments.

There are redeemable noncontrolling interests in the Group’s consolidated Brazilian subsidiary Credit Suisse Hedging-Griffo Investimentos S.A. The minority investors have the right to put their interest at a value that is based on a formula relating to the subsidiary’s performance. The put is exercisable by May 30, 2012 and, if exercised, would give the Group full control and ownership. The Group estimated the redemption value of the put to be BRL 1,209 million (CHF 609 million). The Group elected to accrete the value of the payment over 2011 and as of December 31, 2011, the estimated purchase price had been fully accrued in the balance of the redeemable noncontrolling interest in other liabilities and related commitments were released accordingly. In addition, the Group has a call option to acquire the noncontrolling interests by June 9, 2012.

32 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, >>>CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

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

The Group also purchases loans and other debt obligations from clients, which are then sold by the Group directly or indirectly to SPEs that issue >>>CDOs. The Group structures, underwrites and makes a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

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

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative >>>fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2011, 2010 and 2009 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement as of the end of 2011, 2010 and 2009, regardless of when the securitization occurred.

Securitizations
in	2011	2010	2009

Gains and cash flows (CHF million)

CMBS
Net gain [1]	6	13	0

Proceeds from transfer of assets	974	523	144

Servicing fees	1	1	1

Cash received on interests that continue to be held	205	150	244

RMBS
Net gain [1]	65	214	194

Proceeds from transfer of assets	30,695	52,308	34,246

Purchases of previously transferred financial assets or their underlying collateral	(4)	0	(46)

Servicing fees	3	6	6

Cash received on interests that continue to be held	382	488	329

ABS [2]
Net gain [1]	0	0	19

Proceeds from transfer of assets	0	0	104

Purchases of previously transferred financial assets or their underlying collateral	0	0	(18)

Cash received on interests that continue to be held	4	6	18

CDO
Net gain [1]	25	69	107

Proceeds from transfer of assets	988	2,952	2,374

Purchases of previously transferred financial assets or their underlying collateral [3]	(206)	(1,823)	(1,850)

Cash received on interests that continue to be held	32	157	13

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral are the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans. 3 Represents market-making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-based financing arrangements
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include various leveraged finance, repack and other types of structures.
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

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2011, 2010 and 2009 transfers (which were not securitizations) treated as sales, along with the cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 2011, 2010 and 2009, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
in	2011	2010	2009

Gains and cash flows (CHF million)

Net gain/(loss) [1]	(1)	16	12

Proceeds from transfer of assets [2]	280	1,424	3,494

Purchases of previously transferred financial assets or their underlying collateral	(50)	(696)	(219)

Servicing fees	1	0	0

Cash received on interests that continue to be held	665	1,376	1,422

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral are the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.
Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, regardless of whether the transfer was accounted for as a sale or a secured borrowing, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

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

Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Group may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2011 and 2010, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2011	2010

CHF million

CMBS
Principal amount outstanding	35,487	45,129

Total assets of SPE	52,536	65,667

RMBS
Principal amount outstanding	91,242	79,077

Total assets of SPE	95,297	85,556

ABS
Principal amount outstanding	3,023	4,171

Total assets of SPE	3,023	4,171

CDO
Principal amount outstanding	20,729	29,275

Total assets of SPE	20,729	29,279

Other asset-backed financing activities
Principal amount outstanding	11,481	10,770

Total assets of SPE	11,555	10,770

Principal amounts outstanding relate to assets transferred from the Goup and do not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the FASB amended the disclosure requirements for the Group’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels.

> Refer to “Fair value of Financial instruments” in Note 33 – Financial instruments for further information on fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2011						2010

at time of transfer in			CMBS			RMBS			CMBS			RMBS

CHF million, except where indicated

Fair value of beneficial interests			57			5,095			79			3,110

of which level 2			42			4,695			79			2,751

of which level 3			15			399			0			359

Weighted-average life, in years			7.2			5.4			6.4			7.7

Prepayment speed assumption (rate per annum), in % [1]			15.0	9.0	–	34.9			–	0.0	–	43.7

Cash flow discount rate (rate per annum), in % [2]	2.9	–	10.6	0.5	–	71.2	5.5	–	10.2	0.0	–	70.1

Expected credit losses (rate per annum), in %	1.2	–	9.3	0.3	–	71.0	3.2	–	8.0	0.0	–	71.5

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

Key economic assumptions as of the reporting date
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2011 and 2010.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 2011			CMBS	[1]			RMBS	ABS			CDO	[2]			Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests			342				2,960	10			244				1,500

of which non-investment grade			133				688	10			42				1,461

Weighted-average life, in years			4.1				5.3	18.9			2.9				2.4

Prepayment speed assumption (rate per annum), in % [3]			–		0.1	–	30.0	–			–				–

Impact on fair value from 10% adverse change			–				(44.2)	–			–				–

Impact on fair value from 20% adverse change			–				(86.6)	–			–				–

Cash flow discount rate (rate per annum), in % [4]	2.3	–	50.1		0.3	–	49.1	–	2.6	–	58.7		0.7	–	12.8

Impact on fair value from 10% adverse change			(30.5)				(94.4)	–			(3.9)				(4.3)

Impact on fair value from 20% adverse change			(36.2)				(151.9)	–			(7.3)				(8.6)

Expected credit losses (rate per annum), in %	1.9	–	49.0		0.9	–	48.9	–	5.4	–	31.8		9.5	–	12.2

Impact on fair value from 10% adverse change			(29.8)				(83.6)	–			(2.7)				(4.1)

Impact on fair value from 20% adverse change			(34.8)				(131.5)	–			(5.1)				(8.1)

end of 2010			CMBS	[1]			RMBS			ABS			CDO	[2]			Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests			412				1,694			22			262				2,440

of which non-investment grade			25				1,070			22			35				2,397

Weighted-average life, in years			3.4				6.9			11.4			1.8				3.7

Prepayment speed assumption (rate per annum), in % [3]			–		0.2	–	35.8	0.0	–	4.1			–				–

Impact on fair value from 10% adverse change			–				(38.8)			(0.1)			–				–

Impact on fair value from 20% adverse change			–				(78.1)			(0.3)			–				–

Cash flow discount rate (rate per annum), in % [4]	2.2	–	40.3		2.2	–	52.5	7.5	–	28.0	0.7	–	29.2		0.8	–	7.8

Impact on fair value from 10% adverse change			(13.7)				(61.8)			(1.0)			(1.3)				(4.6)

Impact on fair value from 20% adverse change			(26.6)				(117.6)			(1.8)			(2.6)				(9.3)

Expected credit losses (rate per annum), in %	1.8	–	40.2		1.5	–	49.9	3.6	–	24.9	0.8	–	27.6		6.6	–	13.3

Impact on fair value from 10% adverse change			(9.8)				(48.2)			(0.6)			(0.8)				(4.1)

Impact on fair value from 20% adverse change			(19.2)				(92.1)			(1.2)			(1.5)				(8.4)

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

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2011 and 2010.
> Refer to “Note 34 – Asset pledged or assigned” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2011	2010

CHF million

CMBS
Other assets	664	602

Liability to SPE, included in Other liabilities	(664)	(602)

RMBS
Other assets	12	58

Liability to SPE, included in Other liabilities	(12)	(58)

ABS
Trading assets	43	19

Other assets	1,268	1,341

Liability to SPE, included in Other liabilities	(1,312)	(1,360)

CDO
Trading assets	40	203

Other assets	206	171

Liability to SPE, included in Other liabilities	(246)	(374)

Other asset-backed financing activities
Trading assets	1,768	1,381

Other assets	0	29

Liability to SPE, included in Other liabilities	(1,768)	(1,410)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. As a result of the issuance of new guidance, the FASB changed the method of analyzing whether to consolidate the VIE. The model now requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. This is in contrast to the previous consolidation model for VIEs, which only considered whether an entity absorbed the majority of the risk and/or rewards of the VIE. In addition, the primary beneficiary must be re-evaluated on an ongoing basis, whereas previously reconsideration of the primary beneficiary was only required when specified reconsideration events occurred.

Consequently, the Group consolidated certain VIEs and former qualifying SPEs with which it had involvement. The Group elected the fair value option upon transition for all of the financial assets and liabilities of the VIEs and former qualifying SPEs.

> Refer to “Note 33 – Financial instruments” – Fair value options for further information.
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

As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees are presented to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

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

The Group’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Group variable interests held as trading assets, derivatives and loans and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Group’s risk management activities, including effects from financial instruments that the Group may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Group, together with all relevant >>>risk mitigation initiatives, are included in the Group’s risk management framework.

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
The Group’s exposure in CDO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Group has been deemed to have “power” over the entity and these interests are potentially significant, the Group is not the primary beneficiary of the vehicle and does not consolidate the entity. The Group’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

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

The overall average maturity of the conduit’s outstanding CP was approximately 18 days and 12 days as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poors and F-1 by Fitch. In October 2011, Fitch adjusted the outlook for Alpine to a negative rating watch. In December 2011, Fitch downgraded the ratings assigned to Alpine and removed it from the negative rating watch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, student loans and credit card receivables. As of December 31, 2011 and 2010, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.5 years and 3.5 years as of December 31, 2011 and 2010, respectively.

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

The activities that have the most significant impact on the securitization vehicle are the decisions relating to defaulted loans, which are controlled by the servicer. The party that controls the servicing has the ability to make decisions that significantly affect the result of the activities of the securitization vehicle. If a securitization vehicle has multiple parties that control servicing over specific assets, the Group determines it has power when it has control over the servicing of greater than 50% of the assets in the securitization vehicle. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. If the Group determines that it controls the relevant servicing, it then determines if it has the obligation to absorb losses from or the right to receive benefits of the securitization vehicle that could potentially be significant to the vehicle, primarily by evaluating the amount and nature of securities issued by the vehicle that it holds. Factors considered in this analysis include the level of subordination of the securities held as well as the size of the position, based on the percentage of the class of securities and the total deal classes of securities issued. The more subordinated the level of securities held, the more likely it is that the Group will be the primary beneficiary. This consolidation analysis is performed each reporting period based on changes in inventory and the levels of assets remaining in the securitization. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.

In the case of re-securitizations of previously issued RMBS securities, the re-securitization vehicles are passive in nature and do not have any significant ongoing activities that require management, and decisions relating to the design of the securitization transaction at its inception is the key power relating to the vehicle. Activities at inception include selecting the assets and determination of the capital structure. The power over a re-securitization vehicle is typically shared between the Group and the investor(s) involved in the design and creation of the vehicle. The Group concludes that it is the primary beneficiary of a re-securitization vehicle when it owns substantially all of the bonds issued from the vehicle.

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

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary. As a result of the issuance of new guidance, certain consolidated entities in which the Group holds a majority of the voting rights are now being included in the disclosure as of 2010, primarily in the funds category.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2011 and 2010.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 2011	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	564	82	646

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	741	263	1,828

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,888	3,222	29,789

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	158	493	746

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	388	2,432	23,252

Consolidated VIEs in which the Group was the primary beneficiary (continued)
			Financial intermediation

end of 2010	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	39	33	72

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,278	420	4,100

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,892	3,508	35,942

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	322	327	840

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	543	627	25,154

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

Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Group has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Group has with the entity and thus are not amounts that are considered for risk management purposes.

Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.

Non-consolidated VIEs
		Financial intermediation

end of 2011	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,395	10,301

Net loans	0	123	1,627	4,742	3,257	9,749

Other assets	0	0	32	0	391	423

Total variable interest assets	126	5,620	3,108	5,576	6,043	20,473

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,505	6,051	6,413	23,178

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,815	23,633	20,748	224,134

		Financial intermediation

end of 2010	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	2,426	645	2,905	9,953

Net loans	332	145	1,634	6,520	2,031	10,662

Other assets	0	0	80	0	32	112

Total variable interest assets	462	3,992	4,140	7,165	4,968	20,727

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	4,270	7,936	5,370	25,896

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	66,068	31,006	15,778	238,367

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

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.

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

Based on the Group’s regular review of observable parameters used in its pricing models, in 2011 the Group adopted a change in estimate relating to the use of OIS interest rate yield curves, instead of other reference rates such as >>>LIBOR, in determining the fair value of certain collateralized derivatives, resulting in a loss of CHF 146 million in Investment Banking fixed income sales and trading revenue.

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

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Group has elected to account for structured >>>repurchase agreements and most matched book repurchase agreements at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

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

Assets and liabilities measured at fair value on a recurring basis
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,241	52,766	10,028	0		145,035

of which foreign governments	61,507	8,123	358	0		69,988

of which corporates	340	27,622	5,076	0		33,038

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,398	9,039	467	0		66,904

Derivatives	6,455	909,156	9,587	(872,650)		52,548

of which interest rate products	2,017	724,203	2,547	–		–

of which foreign exchange products	1	75,091	1,040	–		–

of which equity/index-related products	3,929	32,734	2,732	–		–

of which credit derivatives	0	61,120	2,171	–		–

Other	9,235	3,635	2,196	0		15,066

Trading assets	155,329	974,596	22,278	(872,650)		279,553

Debt	3,649	1,315	102	0		5,066

of which foreign governments	3,302	0	18	0		3,320

of which corporates	0	748	43	0		791

of which CDO	0	566	41	0		607

Equity	9	83	0	0		92

Investment securities	3,658	1,398	102	0		5,158

Private equity	0	0	4,306	0		4,306

of which equity funds	0	0	3,136	0		3,136

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	424	50	2,504	0		2,978

of which private	0	40	2,504	0		2,544

Life finance instruments	0	0	1,969	0		1,969

Other investments	424	282	9,045	0		9,751

Loans	0	13,852	6,842	0		20,694

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	23,050	7,469	(205)		35,765

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,914	1,174,998	47,203	(872,855)		540,260

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	190,619	1,165,595	39,256	(872,855)		522,615

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,721	0	0		2,721

Customer deposits	0	4,599	0	0		4,599

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligation to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,681	9,301	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,251	7,315	(873,684)		60,165

of which interest rate products	1,941	717,248	1,588	–		–

of which foreign exchange products	1	91,846	2,836	–		–

of which equity/index-related products	3,809	37,018	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,088	930,013	7,343	(873,684)		127,760

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	57,529	12,715	0		70,366

of which treasury debt over two years	0	14,228	0	0		14,228

of which structured notes over two years	0	19,692	7,576	0		27,268

of which non-recourse liabilities	122	10,564	3,585	0		14,271

Other liabilities	0	27,536	3,891	(335)		31,092

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,262	1,166,138	24,378	(874,019)		406,759

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Securities received as collateral	36,319	5,828	0	0		42,147

Debt	84,937	58,605	11,013	0		154,555

of which foreign governments	67,775	8,100	373	0		76,248

of which corporates	196	34,722	3,803	0		38,721

of which RMBS	16,233	6,937	3,264	0		26,434

of which CMBS	0	2,226	1,861	0		4,087

of which CDO	0	5,764	1,135	0		6,899

Equity	91,376	10,943	622	0		102,941

Derivatives	7,004	663,116	8,719	(631,095)		47,744

of which interest rate products	3,217	475,596	2,072	–		–

of which foreign exchange products	1	83,857	843	–		–

of which equity/index-related products	3,002	31,967	2,300	–		–

of which credit derivatives	0	46,824	2,725	–		–

Other	7,229	10,217	2,018	0		19,464

Trading assets	190,546	742,881	22,372	(631,095)		324,704

Debt	6,186	1,590	79	0		7,855

of which foreign governments	5,904	284	18	0		6,206

of which corporates	0	984	0	0		984

of which CDO	0	321	62	0		383

Equity	4	86	0	0		90

Investment securities	6,190	1,676	79	0		7,945

Private equity	0	0	4,609	0		4,609

of which equity funds	0	0	3,516	0		3,516

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	631	807	4,723	0		6,161

of which private	8	614	4,719	0		5,341

Life finance instruments	0	0	1,844	0		1,844

Other investments	631	1,382	11,435	0		13,448

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,526	9,253	(195)		39,470

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	239,572	924,296	50,660	(631,290)		583,238

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(4,518)	0		(5,910)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	239,050	911,771	38,987	(631,290)		558,518

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,444	0	0		3,444

Customer deposits	0	3,537	0	0		3,537

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,812	0	0		6,243

of which corporates	0	5,552	0	0		5,552

Equity	35,888	16	0	0		35,904

Obligation to return securities received as collateral	36,319	5,828	0	0		42,147

Debt	44,635	11,356	65	0		56,056

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,432	65	0		9,503

Equity	19,580	404	28	0		20,012

Derivatives	6,817	673,437	9,107	(631,432)		57,929

of which interest rate procucts	2,980	470,284	1,341	–		–

of which foreign exchange products	16	95,916	2,941	–		–

of which equity/index-related products	2,971	35,897	2,940	–		–

of which credit derivatives	0	45,343	1,256	–		–

Trading liabilities	71,032	685,197	9,200	(631,432)		133,997

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	66,493	16,797	0		83,692

of which treasury debt over two years	0	19,500	0	0		19,500

of which structured notes over two years	0	20,162	9,488	0		29,650

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	26,047	3,734	(596)		29,185

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	916,921	30,361	(632,028)		423,007

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Transfers between level 1 and level 2 during 2011 and 2010 were not significant.
Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues

2011	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Interest-bearing deposits with banks	0	0	(24)	27	0	0	0	(1)		(2)	0		0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(11)	0	0	55	(45)	0		4	0		0	4	1,204

Securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Debt	11,013	3,405	(3,043)	10,382	(11,218)	0	0	1		(467)	0		0	(45)	10,028

of which corporates	3,803	931	(706)	5,484	(4,574)	0	0	34		49	0		0	55	5,076

of which RMBS	3,264	1,704	(1,277)	2,820	(4,230)	0	0	(37)		(361)	0		0	(97)	1,786

of which CMBS	1,861	324	(237)	831	(1,072)	0	0	(2)		(181)	0		0	(7)	1,517

of which CDO	1,135	370	(625)	712	(907)	0	0	16		33	0		0	(7)	727

Equity	622	309	(515)	726	(668)	0	0	35		(47)	0		0	5	467

Derivatives	8,719	2,998	(2,311)	0	0	777	(3,085)	22		2,436	0		0	31	9,587

of which interest rate products	2,072	815	(142)	0	0	133	(599)	13		266	0		0	(11)	2,547

of which equity/index-related products	2,300	665	(796)	0	0	272	(184)	(21)		455	0		0	41	2,732

of which credit derivatives	2,725	1,216	(1,267)	0	0	85	(2,051)	31		1,453	0		0	(21)	2,171

Other	2,018	194	(433)	2,806	(2,300)	0	(43)	(7)		(67)	0		0	28	2,196

Trading assets	22,372	6,906	(6,302)	13,914	(14,186)	777	(3,128)	51		1,855	0		0	19	22,278

Investment securities	79	2	0	48	(18)	0	(4)	0		0	0		0	(5)	102

Equity	9,591	26	(74)	1,013	(4,720)	0	0	0		30	0		1,271	(61)	7,076

Life finance instruments	1,844	0	0	79	(83)	0	0	0		116	0		0	13	1,969

Other investments	11,435	26	(74)	1,092	(4,803)	0	0	0		146	0		1,271	(48)	9,045

Loans	6,258	1,560	(1,367)	1,335	(978)	2,483	(2,338)	18		(122)	0		0	(7)	6,842

of which commercial and industrial loans	3,558	1,411	(854)	447	(521)	1,984	(1,494)	2		(2)	0		0	28	4,559

of which financial institutions	2,195	149	(240)	836	(353)	371	(608)	(1)		(143)	0		0	(27)	2,179

Other intangible assets	66	0	0	23	0	0	0	0		0	0		(19)	0	70

Other assets	9,253	6,198	(6,988)	4,730	(5,534)	1,570	(1,442)	(105)		(161)	0		1	(53)	7,469

of which loans held-for-sale [2]	8,932	5,988	(6,974)	4,426	(5,180)	1,569	(1,443)	(105)		(255)	0		0	(57)	6,901

Total assets at fair value	50,660	14,893	(14,766)	21,169	(25,519)	4,885	(6,964)	(37)		1,720	0		1,253	(91)	47,203

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(293)	0	0	0	(199)	(4)		0	0		0	(11)	0

Obligation to return securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Trading liabilities	9,200	1,276	(2,062)	214	(290)	502	(1,928)	203		259	0		0	(31)	7,343

of which interest rate derivatives	1,341	91	(45)	0	0	2	(193)	(4)		383	0		0	13	1,588

of which foreign exchange derivatives	2,941	48	(135)	0	0	17	(704)	7		655	0		0	7	2,836

of which equity/index-related derivatives	2,940	113	(716)	0	0	153	(348)	181		(1,236)	0		0	(65)	1,022

of which credit derivatives	1,256	949	(1,072)	0	0	136	(414)	19		622	0		0	24	1,520

Short-term borrowings	123	64	(23)	0	0	320	(229)	1		(24)	0		0	4	236

Long-term debt	16,797	7,346	(8,522)	0	0	6,253	(8,383)	(166)		(490)	0		0	(120)	12,715

of which structured notes over two years	9,488	1,911	(2,109)	0	0	2,921	(3,566)	(55)		(932)	0		0	(82)	7,576

of which non-recourse liabilities	6,825	5,187	(6,213)	0	0	2,609	(4,393)	(117)		(215)	0		0	(98)	3,585

Other liabilities	3,734	663	(383)	290	(437)	17	(245)	(45)		181	0		128	(12)	3,891

of which failed sales	1,849	607	(345)	237	(403)	0	0	(11)		(20)	0		0	(5)	1,909

Total liabilities at fair value	30,361	9,550	(11,283)	504	(727)	7,092	(10,991)	(11)		(74)	0		128	(171)	24,378

Net assets/liabilities at fair value	20,299	5,343	(3,483)	20,665	(24,792)	(2,207)	4,027	(26)		1,794	0		1,125	80	22,825

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized losses recorded in trading revenues of CHF 528 million primarily related to sub-prime exposures to RMBS (including non-agency), partially offset by gains from consolidated SPE positions and the foreign exchange translation impact across the loans held-for-sale portfolio.

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

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2011				2010

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,768	1,125	2,893	[1]	982	458	1,440	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	546	(32)	514		(1,197)	120	(1,077)

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

Transfers in and out of level 3
Transfers into level 3 assets during 2011 were CHF 14,893 million, primarily from trading assets and loans held-for-sale. The transfers were related to trading and SPE consolidated positions within the RMBS (including non-agency) and alternative investments businesses, primarily due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2011 were CHF 14,766 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets in loans held-for-sale were mainly related to trading and SPE consolidated positions within the RMBS and alternative investments businesses due to improved observability of pricing data. The transfers out of level 3 assets in trading assets were related to RMBS due to greater pricing information from external providers.

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

Nonrecurring fair value changes
end of	2011	2010

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.7	0.6

of which level 2	0.0	0.1

of which level 3	0.7	0.5

Qualitative disclosures of valuation techniques
Fair value measurement and the use of independent pricing services
The Group has a formal process governing fair value measurement. This process includes segregation of certain responsibilities, formal documentation and review procedures, as well as escalation requirements. One of the key components of the governance process is the segregation of duties between front office functions and Product Control, wherein front office is responsible for the measuring of inventory at fair value on a daily basis, while product control is responsible for independently reviewing and validating those valuations on a periodic basis.

The front office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control values this inventory using independently sourced data that also includes executed transactions, dealer quotes and broker quotes. In addition, Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value, including validation of the data back to executed transactions or executable broker quotes, review of contributors to ensure they are active market participants, statistical review of the data to ensure it is sufficiently consistent and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

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

Derivatives
>>>Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives.
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

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis swap spreads, constant maturity convexity adjustments, constant maturity treasury spreads, inflation-index correlations, inflation seasonality, single and quanto interest rate correlations, cross asset correlations, mean reversion, serial correlation and conditional prepayment rate assumptions.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to foreign exchange rate correlations, quanto cross asset correlations and volatility skew assumptions.

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

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant management judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

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

Vanilla debt is fair valued to the new issue market using risk-free yield curves for similar maturities and the Group’s own credit spread.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2011			2010

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	807	3,277	(2,470)	758	2,274	(1,516)

Financial instruments (CHF million)

Interest bearing deposits with banks	405	404	1	0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158,673	157,889	784	136,906	135,939	967

Loans	20,694	21,382	(688)	18,552	18,677	(125)

Other assets [1]	20,511	30,778	(10,267)	25,078	36,195	(11,117)

Due to banks and customer deposits	(610)	(620)	10	(410)	(420)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(136,483)	(136,396)	(87)	(123,697)	(123,562)	(135)

Short-term borrowings	(3,547)	(3,681)	134	(3,308)	(3,262)	(46)

Long-term debt	(70,366)	(79,475)	9,109	(83,692)	(90,271)	6,579

Other liabilities	(5,730)	(8,210)	2,480	(5,734)	(7,569)	1,835

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2011		2010		2009

in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	0		11	[1]	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,698	[1]	1,901	[1]	1,363	[1]

Other trading assets	10	[2]	46	[2]	262	[2]

Other investments	196	[2]	(225)	[3]	998	[3]

of which related to credit risk	(14)		(2)		0

Loans	(1,105)	[2]	1,065	[1]	7,976	[2]

of which related to credit risk	(256)		707		5,255

Other assets	476	[1]	5,896	[2]	1,458	[1]

of which related to credit risk	(332)		589		549

Due to banks and customer deposits	(2)	[1]	(27)	[2]	(9)	[1]

of which related to credit risk	45		0		2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(575)	[1]	(471)	[1]	(1,421)	[1]

Short-term borrowings	91	[2]	(51)	[2]	(778)	[2]

of which related to credit risk [4]	(2)		1		6

Long-term debt	2,342	[2]	(6,162)	[2]	(10,345)	[2]

of which related to credit risk [4]	1,909		273		(4,004)

Other liabilities	(286)	[2]	(232)	[2]	1,299	[2]

of which related to credit risk	(348)		(97)		1,125

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF 1,210 million, CHF 341 million and CHF (4,458) million in 2011, 2010 and 2009, respectively.

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

Fair value, unfunded commitments and term of redemption conditions
end of 2011	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		61		106	0

Equity funds	40		4,864	[1]	4,904	0

Equity funds sold short	0		(78)		(78)	0

Total funds held in trading assets and liabilities	85		4,847		4,932	0

Debt funds	58		268		326	219

Equity funds	4		50		54	0

Others	5		113		118	55

Hedge funds	67		431	[2]	498	274

Debt funds	9		0		9	18

Equity funds	3,136		0		3,136	954

Real estate funds	338		0		338	200

Others	823		0		823	231

Private equities	4,306		0		4,306	1,403

Equity method investments	360		0		360	0

Total funds held in other investments	4,733		431		5,164	1,677

Total fair value	4,818	[3]	5,278	[4]	10,096	1,677	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 18% is redeemable on an annual basis with a notice period primarily of more than 60 days and 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 10% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,248 million attributable to noncontrolling interests. 4 Includes CHF 91 million attributable to noncontrolling interests. 5 Includes CHF 540 million attributable to noncontrolling interests.

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

Furthermore, for those investments held in both trading assets and other investments that are non-redeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to ten years.

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

Carrying value and estimated fair values of financial instruments
	2011		2010

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,963	236,963	220,443	220,443

Securities received as collateral	30,191	30,191	42,147	42,147

Trading assets	270,315	270,315	324,704	324,704

Investment securities	5,160	5,160	8,397	8,397

Loans	229,657	233,922	218,842	221,937

Other financial assets [1]	232,452	232,491	189,973	190,011

Financial liabilities (CHF million)

Due to banks and deposits	353,548	353,467	325,057	325,051

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	176,559	168,394	168,394

Obligation to return securities received as collateral	30,191	30,191	42,147	42,147

Trading liabilities	127,760	127,760	133,997	133,997

Short-term borrowings	26,116	26,117	21,683	21,683

Long-term debt	162,655	159,538	173,752	172,698

Other financial liabilities [2]	127,936	127,936	123,549	123,549

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

34 Assets pledged or assigned
The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with >>>repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

end of	2011	2010

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	157,856	169,702

of which assets provided with the right to sell or repledge	96,922	112,246

Fair value of collateral received with the right to sell or repledge	373,657	356,970

of which sold or repledged	332,718	307,894

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	17,943	16,090

Swiss National Bank required minimum liquidity reserves	2,294	2,090

35 Capital adequacy
The Group is subject to regulation by FINMA. The capital levels of the Group are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2008, the Group has operated under the international capital adequacy standards known as >>>Basel II set forth by the Basel Committee on Banking Supervision (BCBS). These standards affected the measurement of both total eligible capital and >>>risk-weighted assets. In January 2011, as required by FINMA, the Group implemented BCBS’s “Revisions to the Basel II market risk framework” (>>>Basel II.5) for FINMA regulatory capital purposes. The Group has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34. FINMA has advised the Group that it may continue to include as tier 1 capital CHF 0.6 billion and CHF 1.1 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2011 and 2010, respectively.

According to FINMA and Bank for International Settlements (BIS) capital requirements, total regulatory capital is comprised of two categories: tier 1 and tier 2 capital. Tier 1 capital consists of total shareholders’ equity, qualifying noncontrolling interests and hybrid tier 1 capital instruments. Deductions from tier 1 capital include, among other items, goodwill and intangible assets, participations in insurance entities, investments in certain bank and finance entities and other adjustments, including cumulative fair value adjustments on Credit Suisse vanilla debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans. Core tier 1 capital excludes hybrid tier 1 capital instruments. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of unsecured, perpetual, subordinated instruments that are senior only to tier 1 instruments. The sum of tier 1 and tier 2 capital equals total eligible capital.

Risk-weighted assets include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents and market positions in the trading portfolio.

As of December 31, 2011 and 2010, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS statistics
end of	Basel II.5 2011	Basel II 2011	Basel II 2010

Eligible capital (CHF million)

Tier 1 capital	36,844	38,029	37,725

of which core tier 1 capital	25,956	27,141	26,627

Tier 2 capital	11,810	12,995	10,074

Total eligible capital	48,654	51,024	47,799

Risk-weighted assets (CHF million)

Credit risk	157,237	155,352	158,735

Market risk	40,609	11,170	18,925

Non-counterparty risk	7,819	7,819	7,380

Operational risk	36,088	36,088	33,662

Risk-weighted assets	241,753	210,429	218,702

Capital ratios (%)

Core tier 1 ratio	10.7	12.9	12.2

Tier 1 ratio	15.2	18.1	17.2

Total capital ratio	20.1	24.2	21.9

For BIS reporting purposes, Basel II.5 was effective as of December 31, 2011.

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2011 and 2010, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

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

As of December 31, 2011 and 2010, the Group was not subject to restrictions on its ability to pay the proposed dividends.
36 Assets under management
The following disclosure provides information regarding assets under management and net new assets as regulated by FINMA.
Assets under management include assets from clients for which the Group provides investment advisory or discretionary asset management services. Assets that are held solely for transaction-related or safekeeping/custody purposes are not considered assets under management. Assets of corporate clients and public institutions that are used primarily for cash management or transaction-related purposes are also not considered assets under management. The classification of assets under management is individually assessed on the basis of each client’s intentions and objectives and the banking services provided to the client. Reclassifications between assets under management and assets held for transaction-related or safekeeping purposes result in corresponding net assets inflows or outflows.

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

Assets under management
in / end of	2011	2010

Assets under management (CHF billion)

Assets in collective investment instruments managed by Credit Suisse	189.2	215.7

Assets with discretionary mandates	222.4	213.4

Other assets under management	817.9	823.9

Assets under management (including double counting)	1,229.5	1,253.0

of which double counting	112.3	128.0

Net new assets (CHF billion)

Total net new assets, including double counting	40.9	69.0

37 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its judicial, regulatory and arbitration proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. Further provisions or releases of litigation provisions may be necessary in the future as developments in such litigation, claims or proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters, records a provision and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding or matter.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent reasonably possible losses. The Group has disclosed below the amount of damages claimed (if specified in the relevant proceeding) and certain other quantifiable information that is publicly available.

The following table presents a roll forward of the Group’s aggregate litigation provisions.
Litigation provisions
2011

CHF million

Balance at beginning of period	861

Increase in litigation accruals	752

Decrease in litigation accruals	(29)

Decrease for settlements and other cash payments	(688)

Foreign exchange translation	(26)

Balance at end of period	870

The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of the complexity of the proceedings, the novelty of some of the claims, the early stage of the proceedings and limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions is zero to CHF 2.3 billion.

After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the uncertainties involved in such proceedings, including those proceedings brought by regulators or other governmental authorities, the ultimate resolution of such proceedings may exceed current litigation provisions and any excess may be material to operating results for any particular period, depending, in part, upon the operating results for such period.

Litigation relating to IPO allocation
Beginning in January 2001, Credit Suisse Securities (USA) LLC (CSS LLC), one of its affiliates and several other investment banks were named as defendants in a large number of putative class action complaints filed in the US District Court for the Southern District of New York (SDNY) concerning initial public offering (IPO) allocation practices. In April 2002, the plaintiffs filed consolidated amended complaints alleging various violations of the federal securities laws resulting from alleged material omissions and misstatements in registration statements and prospectuses for the IPOs and, in some cases, follow-on offerings, and with respect to transactions in the aftermarket for those offerings. The complaints contained allegations that the registration statements and prospectuses either omitted or misrepresented material information about commissions paid to investment banks and aftermarket transactions by certain customers that received allocations of shares in the IPOs. The complaints also alleged that misleading analyst reports were issued to support the issuers’ allegedly manipulated stock price and that such reports failed to disclose the alleged allocation practices or that analysts were allegedly subject to conflicts of interest. In September 2008, a settlement in principle was reached between the plaintiffs and the underwriter and issuer defendants, and in October 2009, the SDNY issued an order granting final approval of the settlement. Certain members of the settlement class filed appeals challenging the SDNY’s approval of the settlement. These appeals have since been resolved or dismissed, although one such appellant attempted to file a petition for review by the US Supreme Court. That petition was initially rejected as procedurally defective. On January 18, 2012, the Clerk of the US Supreme Court determined that the petition had been untimely and therefore was not eligible for resubmission. On January 27, 2012, plaintiffs notified the SDNY that the settlement had thereby been final and effective, permitting the distribution of the funds to claimants and terminating the litigation for all purposes. Resolution of this matter was covered by existing provisions.

Research-related litigation
Putative class action lawsuits were filed against CSS LLC in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices, with In re Credit Suisse – AOL Securities Litigation, filed in the US District Court for the District of Massachusetts, being the final outstanding matter. The case was brought on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that CSS LLC’s equity research coverage of AOL between January 2001 and July 2002 was false and misleading. The second amended complaint in this action has asserted federal securities fraud and control person liability claims against CSS LLC and certain affiliates and former employees of CSS LLC. Plaintiffs estimated damages of approximately USD 3.9 billion. The district court denied CSS LLC’s motion to dismiss the complaint on December 16, 2006. On September 26, 2008, the district court granted class certification, and the US Court of Appeals for the First Circuit subsequently declined to hear CSS LLC’s appeal of that decision. On November 4, 2008, CSS LLC filed a motion for summary judgment on the grounds that there was no evidence that CSS LLC’s research coverage of AOL was false or misleading, and there was no evidence that CSS LLC’s research coverage had any effect on AOL’s stock price or caused the losses asserted by the plaintiff class. In addition, on April 21 and June 5, 2009, CSS LLC and the plaintiff class cross-moved to preclude the testimony of each other’s expert witnesses. On August 26, 2011, the district court denied CSS LLC’s motion for summary judgment. On September 28, 2011, the defendants filed a motion to certify questions for interlocutory appeal, which was denied on November 21, 2011. On January 13, 2012, the district court granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness. On February 16, 2012, the plaintiffs filed a motion for reconsideration. On March 1, 2012, the defendants filed an opposition to plaintiffs’ motion.

Enron-related litigation
Two Enron-related individual actions remain pending against CSS LLC and certain of its affiliates, each in the US District Court for the Southern District of Texas (SDT). In these actions, plaintiffs assert they relied on Enron’s financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron’s financial statements. In Connecticut Resources Recovery Authority v. Lay, et al., the plaintiff seeks to recover from multiple defendants, pursuant to the Connecticut Unfair Trade Practices Act and Connecticut state common law, approximately USD 130 million to USD 180 million in losses it allegedly suffered in a business transaction it entered into with Enron. A motion to dismiss is pending. In Silvercreek Management Inc. v. Citigroup, Inc., et al., the plaintiff seeks to assert federal and state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. On August 9, 2011, the SDT granted plaintiffs’ motion for leave to file a third amended complaint in this matter. CSS LLC and the other defendants filed motions to dismiss this complaint on September 27, 2011. In Ravenswood I LLC, et al. v. Citigroup, Inc., et al., an individual action asserting similar claims, plaintiffs as putative successors in interest sought to recover approximately USD 140 million relating to the decline in value of certain Enron debt securities purchased by a third party from Enron. On November 29, 2011, the SDT granted the motion to dismiss filed by CSS LLC and the remaining defendants in the case.

NCFE-related litigation
Since February 2003, lawsuits have been filed against CSS LLC and certain of its affiliates with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which have since been consolidated in the US District Court for the Southern District of Ohio (SDO) and are known as the MDL cases, investors holding approximately USD 1.9 billion face amount of NCFE’s bonds and approximately USD 12 million in preferred stock have sued numerous defendants, including the founders and directors of NCFE, the trustees for the bonds, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The allegations include claims for breach of contract, negligence, fraud and violation of federal and state securities laws. The lawsuits generally allege that CSS LLC and/or its affiliate knew or should have known that the health care receivables purportedly backing the bonds were either ineligible for the programs or non-existent. CSS LLC and its affiliate filed motions to dismiss these cases. In December 2007, the SDO denied, in large part, CSS LLC’s and its affiliate’s motions to dismiss, allowing most of the investor claims to proceed. In February 2009, CSS LLC and its affiliate filed motions for summary judgment seeking to dismiss the investors’ remaining claims, and certain of the bond investors filed summary judgment motions seeking judgment on certain of their claims. In December 2010, the SDO ruled in CSS LLC’s favor on cross-motions for partial summary judgment with respect to a claim under Ohio’s blue sky law. More specifically, the SDO held that application of the Ohio statute would violate the commerce clause of the US Constitution. On March 2, 2012, the SDO issued a decision which granted in part, and denied in part, CSS LLC’s and its affiliate’s remaining summary judgment motions in the bond investor lawsuits. To date, CSS LLC has settled one bond investor lawsuit. In that settlement, dated April 2009, CSS LLC settled with the New York City Pension Fund plaintiffs for an amount covered by existing reserves.

In addition, in November 2004, the trust created through NCFE’s confirmed bankruptcy plan commenced two actions against CSS LLC and certain of its affiliates. The trust filed an action in the SDO asserting common law claims similar to those asserted in the MDL cases against several of the same defendants, and it also alleged statutory claims under the Ohio Corrupt Practices Act, claims for professional negligence and claims under the US Bankruptcy Code. CSS LLC and its affiliates filed a motion to dismiss that action in March 2005. In March 2009, the SDO issued a decision in large part denying that motion. In May 2009, CSS LLC and its affiliates moved for summary judgment, and the SDO heard oral argument on that motion in November 2009. The trust (and another trust created in NCFE’s bankruptcy) also filed an action in the US Bankruptcy Court for the Southern District of Ohio objecting to the proofs of claim filed by CSS LLC and its affiliates in NCFE’s bankruptcy and seeking disgorgement of amounts previously distributed to CSS LLC and its affiliates under the bankruptcy plan. CSS LLC and its affiliates answered that complaint. On April 12, 2011, the SDO granted the summary judgment motion of CSS LLC and an affiliate to dismiss the action filed by the trust. The trust filed a motion with the SDO to reconsider that decision on May 11, 2011. CSS LLC and an affiliate filed an opposition to that motion on May 19, 2011. On June 24, 2011, CSS LLC and its affiliates agreed in principle to settle both of these actions. That settlement was finalized on October 31, 2011 and was covered by existing provisions.

Refco-related litigation
Refco trustee action
In August 2007, the litigation trustee appointed pursuant to the Refco bankruptcy plan named CSS LLC along with other financial services firms, accountants, officers, directors and controlling persons, as a defendant in a lawsuit filed in Illinois state court. The lawsuit asserted claims against CSS LLC for aiding and abetting breaches of fiduciary duty by Refco insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. The lawsuit also asserted claims in excess of USD 2 billion against CSS LLC for professional malpractice and negligent misrepresentation in connection with CSS LLC’s role as a financial advisor to Refco. CSS LLC and certain other defendants removed this action to Illinois federal district court and the case was transferred (by the Judicial Panel on Multi-District Litigation) to the SDNY. In May 2008, CSS LLC and certain other defendants filed a motion to dismiss plaintiffs’ claims. In April 2009, the SDNY granted CSS LLC’s and other defendants’ motion to dismiss. In December 2009, following an appeal by the plaintiffs to the US Court of Appeals for the Second Circuit (Second Circuit), the Second Circuit certified certain questions of law to the New York Court of Appeals. In October 2010, the New York Court of Appeals issued an opinion clarifying New York law. On November 18, 2010, after consideration of the New York Court of Appeals opinion, the Second Circuit affirmed the SDNY’s dismissal with prejudice. In December 2010, the trustee filed a petition for panel rehearing by the Second Circuit. In April 2011, the Second Circuit denied the trustee’s request for rehearing. The trustee’s time to petition for certiorari with the US Supreme Court has expired.

SPhinX action
In March 2008, CSS LLC was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York state court by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SPhinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (PlusFunds), the investment manager for the SPhinX Funds. The operative amended complaint in the suit asserts claims against CSS LLC for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco’s insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. That complaint seeks to recover from defendants approximately USD 263 million that the SPhinX Managed Futures Fund (SMFF), a SPhinX fund, had on deposit and lost at Refco, plus several hundred million dollars in alleged additional “lost enterprise” damages of PlusFunds. In March 2008, CSS LLC and certain other defendants removed the action to the SDNY. In November 2008, CSS LLC filed motions to dismiss. While the court initially dismissed all plaintiffs’ claims against CSS LLC for lack of standing, it later held that SMFF and PlusFunds had standing and permitted those plaintiffs to reinstate their claims in light of the Second Circuit’s decision dismissing the Refco trustee’s claims (described above). In February 2012, the court granted in part and denied in part CSS LLC’s other arguments for dismissal of the complaint. The claim by SMFF and PlusFunds against CSS LLC for aiding and abetting breach of fiduciary duty has been dismissed with prejudice. Plaintiffs’ claim for aiding and abetting fraud remains, though the court circumscribed the damages plaintiffs can seek. A court appointed Special Master issued a Report and Recommendation (R&R) recommending the denial of one additional ground asserted by CSS LLC for the dismissal of the entire complaint against CSS LLC. Objections to the Special Master’s R&R are under consideration by the court.

Mortgage-related matters
CSS LLC and certain of its affiliates have received requests for information from certain regulators and/or government entities regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. CSS LLC and its affiliates are cooperating with such inquiries and requests.

These inquiries include CSS LLC being advised in January and February 2012 by the US Securities and Exchange Commission (SEC) staff that they are considering recommending to the Commission that civil or administrative actions be pursued arising out of two separate investigations they have been conducting. The first involves potential claims against CSS LLC relating to due diligence conducted for two mortgage-backed securitizations and corresponding disclosures. The second involves potential claims against CSS LLC and certain of its affiliates relating to settlements of claims against originators involving loans included in a number of Credit Suisse securitizations. In both investigations, the SEC staff has invited CSS LLC to submit responses to the proposed actions and CSS LLC is in the process of responding to the SEC.

CSS LLC and certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions. These cases include a class action lawsuit and putative class action lawsuits, actions by individual investors in RMBS, and actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS. Although the allegations vary by lawsuit, plaintiffs in the class actions and individual investor lawsuits generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued. In addition, certain monoline insurers have alleged that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization.

The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

Class action litigations
In putative class actions against CSS LLC as an underwriter of other issuers’ RMBS offerings, CSS LLC generally has contractual rights to indemnification from the issuers. However, some of these issuers are now defunct, including affiliates of IndyMac Bancorp (IndyMac) and Thornburg Mortgage (Thornburg). With respect to IndyMac, CSS LLC is named as a defendant in two purported class actions pending in the SDNY brought on behalf of purchasers of securities in various IndyMac RMBS offerings. In one action, In re IndyMac Mortgage-Backed Securities Litigation, CSS LLC is named along with numerous other underwriters and individual defendants related to approximately USD 9.8 billion of IndyMac RMBS offerings. CSS LLC served as an underwriter with respect to approximately 31% of the IndyMac RMBS at issue or approximately USD 3.0 billion. In addition, certain investors seek to intervene in the action to assert claims with respect to additional RMBS offerings, including two RMBS offerings underwritten by CSS LLC. In those two offerings, CSS LLC underwrote RMBS with an aggregate principal amount of USD 912 million. The district court has denied these motions to intervene, and the proposed intervenors are now appealing that ruling. In the other action, Tsereteli v. Residential Asset Securitization Trust 2006-A8, CSS LLC was the sole underwriter defendant related to a USD 632 million IndyMac RMBS offering, of which CSS LLC underwrote USD 603 million of certificates. The court in the In re IndyMac action has dismissed claims as to certain RMBS securitizations, including all offerings in which no named plaintiff purchased securities, and in both actions has limited the theories on which claims as to other offerings may proceed. Discovery has commenced in both actions and plaintiffs have filed motions for class certification. With respect to Thornburg, CSS LLC is a named defendant in a putative class action pending in the US District Court for the District of New Mexico along with a number of other financial institutions that served as depositors and/or underwriters for approximately USD 5.5 billion of Thornburg RMBS offerings. CSS LLC served as an underwriter with respect to approximately 6.4% of the Thornburg RMBS at issue or approximately USD 354 million. Defendants’ motion to dismiss the complaint was granted in part, with leave to replead, and denied in part. One class action lawsuit pending in the SDNY against CSS LLC and certain affiliates and employees, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, relates to a single USD 784 million RMBS offering sponsored and underwritten by the Credit Suisse defendants. Defendants’ motion to dismiss was granted in part for claims related to RMBS offerings in which a named plaintiff was not a purchaser and to limit the theories on which the remaining claims may proceed. The SDNY granted plaintiff’s motion for class certification in the lawsuit.

Individual investor actions
In other actions brought against CSS LLC and its affiliates as an RMBS issuer, underwriter and/or other participant, CSS LLC and certain of its affiliates, along with other financial institutions, are defendants in seven separate individual actions filed by the Federal Home Loan Banks of Seattle, San Francisco, Chicago, Indianapolis and Boston in various state courts. The claims against CSS LLC and its affiliates relate to approximately USD 3.3 billion of the RMBS collectively at issue in those actions (approximately 9% of the USD 36 billion at issue against all banks across all the actions and coordinated proceedings). CSS LLC, and in some instances certain of its affiliates and employees, are also among the defendants, along with other financial institutions, named in: two actions brought by the Asset Management Fund and affiliated entities in the Supreme Court for the State of New York, New York County (SCNY), in which claims against CSS LLC and its affiliates relate to approximately USD 238 million of RMBS at issue (approximately 32% of the USD 755 million at issue against all banks); two actions brought by Cambridge Place Investment Management Inc. in Massachusetts state court, in which claims against CSS LLC and its affiliates relate to approximately USD 525 million of the RMBS at issue (approximately 16% of the USD 3.3 billion at issue against all banks); one action brought by The Charles Schwab Corporation in California state court, in which claims against CSS LLC and its affiliates relate to USD 125 million of the RMBS at issue (approximately 9% of the USD 1.4 billion at issue against all banks); one action brought by HSH Nordbank AG and affiliated entities in the SCNY, in which claims against CSS LLC relate to approximately USD 16 million of RMBS at issue (approximately 12% of the USD 130 million at issue against all banks); two actions brought by Massachusetts Mutual Life Insurance Company in Massachusetts federal court, in which claims against CSS LLC and its affiliates and employees relate to approximately USD 107 million of the RMBS at issue (approximately 97% of the USD 110 million at issue against all banks); one action brought by Sealink Funding Limited in the SCNY, in which claims against CSS LLC and its affiliates relate to USD 20 million of RMBS at issue (approximately 2% of the USD 949 million at issue against all banks); one action against CSS LLC brought by Stichting Pensioenfonds ABP in the SCNY, in which claims against CSS LLC relate to an unstated amount of RMBS at issue; two actions brought by The Union Central Life Insurance Company and certain of its affiliates in the SDNY, in which claims against CSS LLC and its affiliates and employees relate to approximately USD 71 million of RMBS at issue (approximately 36% of the USD 199 million at issue against all banks); one action brought by the West Virginia Investment Management Board in West Virginia state court, in which claims against CSS LLC relate to approximately USD 6 million of RMBS at issue (approximately 35% of the USD 17 million at issue against all banks); and one action brought by the Western & Southern Life Insurance Company and certain of its affiliates in the Court of Common Pleas for Hamilton County, Ohio, in which claims against CSS LLC and its affiliates relate to approximately USD 259 million of RMBS at issue (approximately 94% of the USD 276 million at issue against all banks). CSS LLC and certain of its affiliates are the only defendants named in: one action commenced by Allstate Insurance Company in the SCNY related to approximately USD 232 million of RMBS at issue; and one action commenced by IKB Deutsche Industriebank AG and certain of its affiliates in the SCNY related to approximately USD 240 million of RMBS at issue. CSS LLC and certain of its affiliates and employees are the only defendants named in a separate action commenced by Stichting Pensioenfonds ABP in the SCNY related to an unstated amount of RMBS at issue. In September 2011, the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac, filed seventeen separate complaints against various major financial institutions concerning a total of more than USD 196 billion of RMBS issued. CSS LLC and certain of its affiliates and employees are named as the defendants in one such action filed in the SDNY concerning approximately USD 14.1 billion of RMBS issued and/or underwritten by Credit Suisse defendants. CSS LLC is also named as an underwriter defendant in five of the other FHFA actions filed in September 2011, each pending in the SDNY. These claims against CSS LLC relate to approximately USD 5.5 billion of the RMBS at issue (about 11% of the approximately USD 51 billion at issue against all banks in those actions). Each of these actions is at an early procedural point in the litigation. A number of other entities have threatened to assert claims against CSS LLC and/or its affiliates in connection with various mortgage-related offerings, and CSS LLC and its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.

Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in three pending actions each commenced by a monoline insurer that guaranteed payments of principal and interest that in aggregate total approximately USD 1.5 billion of RMBS issued in eight different offerings sponsored by Credit Suisse. One theory of liability advanced by the monoline insurers is that an affiliate of CSS LLC must repurchase affected mortgage loans from the trusts at issue. To date, the monoline insurers have submitted repurchase demands for loans with an aggregate original principal balance of approximately USD 2.3 billion. These actions are pending in the SCNY. In each action, plaintiff claims that the underlying mortgage loans breach certain representations and warranties, and that CSS LLC and its affiliates have failed to repurchase the allegedly defective loans. In two of the actions, those brought by monoline insurers Ambac Assurance Corp. and MBIA Insurance Corp. (MBIA) against CSS LLC and its affiliates, plaintiff claims that it was fraudulently induced into providing the insurance. In those actions, the court dismissed both of the monoline insurer plaintiffs’ fraudulent inducement claims against CSS LLC and its affiliates, but plaintiffs requested reconsideration by the court. On October 7, 2011, the court reinstituted the monoline insurer plaintiffs’ fraudulent inducement claims against CSS LLC and its affiliates but reinstated its earlier decisions to deny plaintiffs’ demands for a jury trial. Discovery in these actions is ongoing. The third action by a monoline insurer was brought by Assured Guaranty Corp. on October 17, 2011. Separately, CSS LLC and other underwriters and individuals are defendants in an action pending in California state court brought by MBIA. The action relates to approximately USD 650 million in securities issued by IndyMac, including approximately USD 98 million of RMBS for which CSS LLC was an underwriter in one of the three offerings at issue, and as to which MBIA provided financial guaranty insurance. MBIA purports to be subrogated to the rights of the RMBS holders and seeks recovery of sums it has paid and will pay pursuant to those policies. Discovery in the action is ongoing.

Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided for all four developments, which have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. The claims originally asserted by the plaintiffs include Racketeer Influenced and Corrupt Organizations (RICO), fraud, negligent misrepresentation, breach of fiduciary duty, tortious interference and conspiracy, among others. Plaintiffs are seeking class action status and have demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. An amended complaint was filed against all of the defendants on January 25, 2010, adding six new homeowner plaintiffs in the same four real estate developments. On March 29, 2010, the Bank and its named affiliates moved to dismiss the amended complaint in its entirety. The Bank and its named affiliates argued that the claims against them fail because they had no relationship with the plaintiff homeowners, and made no representations to them, fraudulent or otherwise, so there is no legal basis for the plaintiffs’ claims against them. The Bank and its affiliates also argued, among other things, that the plaintiffs failed to plead the necessary elements of the claims asserted against them in the amended complaint. On March 31, 2011, the court dismissed the RICO claim with prejudice and dismissed certain other claims with leave to replead. A third amended complaint was filed on April 21, 2011, adding a Consumer Protection Act claim. On May 5, 2011, the Bank and its affiliates moved to dismiss the third amended complaint. On July 22, 2011, two developers moved to intervene in the lawsuit. On February 17, 2012, the magistrate judge issued a report and recommendation to deny the motion to intervene and to dismiss certain of the claims while allowing others to proceed. The Bank and its affiliates filed objections to the recommendations on March 5, 2012 and are awaiting the district court’s decision to adopt or deny the recommendation.

Auction Rate Securities
CSS LLC is responding to a number of customer demands and defending against litigation and Financial Industry Regulatory Authority (FINRA) arbitrations relating to the sale of certain >>>auction rate securities (ARS).

In February 2008, ST Microelectronics (ST) brought a FINRA arbitration against CSS LLC concerning the purchase and sale of USD 415 million notional amount of ARS. The brokers of record for ST, who are no longer employed by CSS LLC, have since been criminally convicted. In February 2009, the FINRA arbitration panel awarded ST USD 406 million in damages in exchange for CSS LLC taking possession of the ARS. ST subsequently filed an action in the SDNY to confirm this award. Judgment was entered in favor of ST on March 23, 2010, and an amended judgment was entered on August 30, 2010. CSS LLC appealed to the Second Circuit, and the judgment is stayed pending appeal. Separately, in 2008, ST filed an action in the US District Court for the Eastern District of New York (EDNY) against the Group, alleging violations of the federal securities laws and various common law causes of action relating to the ARS portfolio. The Group moved to dismiss that action. On March 16, 2010, while the Group’s motion to dismiss the original complaint was still pending, ST moved for permission to file an amended complaint. The Group opposed the motion. The court heard oral argument on ST’s motion to amend on April 19, 2010. On March 31, 2011, the EDNY denied in part, and granted in part, the Group’s motion to dismiss the original complaint of ST, alleging violations of the federal securities laws and various common law causes of action relating to the ARS portfolio, and granted ST’s motion to file an amended complaint in the action. On June 2, 2011, the Second Circuit affirmed the SDNY’s confirmation of ST’s FINRA arbitration award against CSS LLC (except to the extent that the SDNY failed to credit against the amount of the award USD 75 million received by ST from the sale of certain of the ARS and to reduce the amount of interest owed by CSS LLC accordingly). On June 8, 2011, CSS LLC, the Group and ST settled these cases. Pursuant to the settlement, CSS LLC and the Group paid ST USD 357 million and received the ARS positions and interest in ST’s CSS LLC account as of the settlement date. Substantially all of the settlement amount was covered by existing provisions.

On May 27, 2009, Elbit Systems Ltd (“Elbit”) filed a complaint against the Group in the US District Court for the Northern District of Illinois, seeking approximately USD 16 million related to the purchase of ARS. The case was transferred to the SDNY, and the Group moved to dismiss the complaint for failure to state a claim and for being barred by a prior release. The motion to dismiss the complaint for being barred by a prior release was denied without prejudice, and the court ordered the parties to engage in limited discovery concerning the release. The parties exchanged discovery on that issue and the Group filed a motion for summary judgment. On February 7, 2012, the SDNY denied the Group’s summary judgment motion holding that a genuine dispute exists as to whether the prior release bars Elbit’s claims. The SDNY has not ruled on the portion of the Group’s motion to dismiss the complaint for failure to state a claim.

In April 2010, Golden Minerals (formerly known as Apex Silver) commenced a FINRA arbitration against CSS LLC seeking approximately USD 33 million in alleged damages. Golden Minerals alleged that CSS LLC misled the company about the nature and risks of its investments in ARS. Golden Minerals further alleged that CSS LLC and the brokers of record for the company made unsuitable recommendations and breached fiduciary duties allegedly owed to the company, and that CSS LLC failed to supervise its brokers. Golden Minerals’ claims relied in part on the criminal conviction of the brokers of record on its account and on CSS LLC’s regulatory settlement relating to the sale of ARS. In August 2011, CSS LLC and Golden Minerals agreed to a settlement. The settlement amount was covered by existing provisions.

In September 2008, CSS LLC, along with many other Wall Street firms, agreed to a settlement in principle with the New York Attorney General and the North American Securities Administrators Association Task Force whereby CSS LLC agreed to repurchase up to USD 550 million par value of ARS from individual customers.

ADR litigation
A putative class action was filed on April 21, 2008 in the SDNY against the Group and certain executives by certain purchasers of >>>American Depositary Receipts (ADRs) and common shares alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. Plaintiffs in this action alleged that the Group’s stock price was artificially inflated as a result of allegedly misleading disclosures relating to the company’s business and financial results. A second putative class action complaint making similar allegations was filed in May 2008. These actions were consolidated in June 2008, and an amended complaint against the Group and certain executives was filed in October 2008. In December 2008, the Group and defendant executives filed a motion to dismiss the amended complaint. In October 2009, the SDNY issued a decision dismissing the case for lack of subject matter jurisdiction. In November 2009, plaintiffs filed a motion for leave to file a second amended complaint, and the Group and defendant executives opposed that motion. On February 11, 2010, the SDNY denied in part and granted in part plaintiffs’ motion. The SDNY found that plaintiff purchasers of ADRs and US plaintiff purchasers of Group common shares on foreign exchanges could proceed with their proposed amended claims but that foreign purchasers of Group common shares on foreign exchanges could not. In March 2010, the remaining plaintiffs filed their second amended complaint. In July 2010, the SDNY (based on the US Supreme Court’s July 2010 decision in Morrison v. National Australia Bank) additionally dismissed the claims of all US purchasers of Group common shares on foreign exchanges. On January 6, 2011, following mediation, the parties agreed in principle to settle this matter. On March 7, 2011, the parties executed formal settlement documentation. On July 18, 2011, the SDNY granted final approval of the settlement and dismissed with prejudice the entire action.

US economic sanctions matter
In December 2009, the Bank announced that it had reached a settlement with the New York County District Attorney’s Office, the United States Department of Justice (DOJ), the Board of Governors of the Federal Reserve System (Fed), the Federal Reserve Bank of New York and the Office of Foreign Assets Control (OFAC) of their investigation into US dollar payments during the period April 2002 to 2007 involving certain countries (Cuba, Iran, Libya, Burma and Sudan) that were subject to US economic sanctions. As part of the settlement, the Bank entered into two-year deferred prosecution agreements (DPAs), a Cease and Desist Order (CDO) with the Fed, and an agreement with OFAC and agreed to pay a total of USD 536 million, for which reserves were recorded in 2009. The DPAs were terminated in December 2011 and the CDO was terminated in March 2012. Credit Suisse has completed all of its settlement obligations and all sanctions censures have been formally terminated, now having no further force or effect.

Tax matters
In early 2010, the Public Prosecutor’s Office in Dusseldorf, Germany initiated an investigation that dealt with possible tax evasion by Credit Suisse clients and alleged assistance in such tax evasion by Credit Suisse employees. Credit Suisse and the Dusseldorf Public Prosecutor’s Office reached an agreement regarding the proceedings against Credit Suisse employees. The relevant applications were submitted to and approved by the Dusseldorf District Court. Credit Suisse paid EUR 150 million. The entire proceedings by the Dusseldorf Public Prosecutor’s office were thereby resolved.

Credit Suisse has been responding to subpoenas and other requests for information from the DOJ, SEC and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities are investigating possible violations of US tax and securities laws. In particular, the DOJ is investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC is investigating whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted and one arrested for alleged conduct while employed at Credit Suisse or other financial institutions. Credit Suisse has received a grand jury target letter from the DOJ. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions. We have been conducting an internal investigation and are continuing to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with our legal obligations.

LIBOR-related matters
On February 3, 2012, following related investigations in the US and in the UK by the respective authorities, the Swiss Competition Commission commenced an investigation involving twelve banks and certain other financial intermediaries, including the Group, concerning alleged collusive behavior among traders to affect the bid ask spread for derivatives tied to the LIBOR and TIBOR reference rates fixed with respect to certain currencies. The investigation also relates to alleged collusive agreements to influence these reference rates. Credit Suisse is not a panel bank for Yen LIBOR, Yen TIBOR or Euroyen TIBOR. Credit Suisse is cooperating fully with these investigations.

UK Financial Services Authority matter
On October 25, 2011, the UK Financial Services Authority announced a settlement with Credit Suisse (UK) Limited (CSUK) in respect of findings as to the adequacy of systems and controls relating to the suitability of sales of non-principal protected products in 2007 to 2009. Under the settlement, CSUK was fined GBP 5.95 million and is required to conduct a review of sales of such products in the relevant period to determine suitability.

38 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2011

100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7

100		BANK-now AG	Horgen, Switzerland	CHF	30.0

100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0

100		CS LP Holding AG	Zug, Switzerland	CHF	0.1

100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0

100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0

100		Wincasa AG	Winterthur, Switzerland	CHF	1.5

100		Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1

100		Clariden Leu Holding AG	Zurich, Switzerland	CHF	8.1

100		Clariden Leu AG	Zurich, Switzerland	CHF	50.0

100		Clariden Leu Financial Products (Guernsey) Ltd.	St. Peter Port, Guernsey	GBP	0.0

100		Clariden Leu Immobilien AG	Zurich, Switzerland	CHF	1.0

88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5

		Credit Suisse AG

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Salt Lake City, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	109.6

100	[1]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	126.8

100	[2]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,064.7

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1

100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	349.5

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,185.6

100	[3]	Credit Suisse International	London, United Kingdom	USD	4,389.6

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	75.6

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	894.5

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	4,277.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Johannesburg) (Proprietary) Limited	Johannesburg, South Africa	ZAR	0.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,837.8

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Merban Equity AG	Zug, Switzerland	CHF	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Whist Equity Trading LLC	Wilmington, United States	USD	140.4

99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0

83		Asset Management Finance LLC	Wilmington, United States	USD	341.6

71		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0

60		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	10.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 58% owned by Credit Suisse AG. 2 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 3 80% of voting rights and 94% of equity interest held by Credit Suisse AG. 4 Controlling interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2011

100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey

50		Swisscard AECS AG	Horgen, Switzerland

25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany

Credit Suisse AG

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

20	[2]	Aberdeen Asset Management PLC	Aberdeen, United Kingdom

5	[3]	York Capital Management	New York, United States

1 Deconsolidated under US GAAP as the Group is not the primary beneficiary. 2 In February 2012, the Group sold a 10% stake in Aberdeen. 3 The Group holds a significant noncontrolling interest.

39 Subsidiary guarantee information
Credit Suisse Group (Guernsey) I Limited or Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited are each wholly-owned finance subsidiaries of the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.

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

Condensed consolidating statements of operations
in 2011	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,501	14,755		22,256	161		585		23,002

Interest expense	(4,670)	(11,770)		(16,440)	(153)		24		(16,569)

Net interest income	2,831	2,985		5,816	8		609		6,433

Commissions and fees	3,509	8,455		11,964	9		979		12,952

Trading revenues	(1,673)	6,429		4,756	1		263		5,020

Other revenues	1,267	498		1,765	1,888	[2]	(1,833)		1,820

Net revenues	5,934	18,367		24,301	1,906		18		26,225

Provision for credit losses	7	90		97	0		90		187

Compensation and benefits	3,736	9,047		12,783	80		350		13,213

General and administrative expenses	1,674	5,540		7,214	(135)		293		7,372

Commission expenses	267	1,578		1,845	1		146		1,992

Total other operating expenses	1,941	7,118		9,059	(134)		439		9,364

Total operating expenses	5,677	16,165		21,842	(54)		789		22,577

Income/(loss) from continuing operations before taxes	250	2,112		2,362	1,960		(861)		3,461

Income tax expense	(288)	721		433	7		231		671

Income/(loss) from continuing operations	538	1,391		1,929	1,953		(1,092)		2,790

Net income/(loss)	538	1,391		1,929	1,953		(1,092)		2,790

Net income/(loss) attributable to noncontrolling interests	734	167		901	0		(64)		837

Net income/(loss) attributable to shareholders	(196)	1,224		1,028	1,953		(1,028)		1,953

of which from continuing operations	(196)	1,224		1,028	1,953		(1,028)		1,953

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 320 million and CHF 30 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations (continued)
in 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,897	15,928		24,825	209		499		25,533

Interest expense	(5,454)	(13,344)		(18,798)	(203)		9		(18,992)

Net interest income	3,443	2,584		6,027	6		508		6,541

Commissions and fees	4,403	8,719		13,122	9		947		14,078

Trading revenues	667	8,405		9,072	0		266		9,338

Other revenues	1,081	296		1,377	4,982	[2]	(4,930)		1,429

Net revenues	9,594	20,004		29,598	4,997		(3,209)		31,386

Provision for credit losses	13	(137)		(124)	0		45		(79)

Compensation and benefits	4,177	10,195		14,372	90		137		14,599

General and administrative expenses	1,883	5,205		7,088	(196)		339		7,231

Commission expenses	307	1,684		1,991	3		154		2,148

Total other operating expenses	2,190	6,889		9,079	(193)		493		9,379

Total operating expenses	6,367	17,084		23,451	(103)		630		23,978

Income/(loss) from continuing operations before taxes	3,214	3,057		6,271	5,100		(3,884)		7,487

Income tax expense/(benefit)	952	306		1,258	2		288		1,548

Income/(loss) from continuing operations	2,262	2,751		5,013	5,098		(4,172)		5,939

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0		0		(19)

Net income/(loss)	2,262	2,732		4,994	5,098		(4,172)		5,920

Net income/(loss) attributable to noncontrolling interests	592	210		802	0		20		822

Net income/(loss) attributable to shareholders	1,670	2,522		4,192	5,098		(4,192)		5,098

of which from continuing operations	1,670	2,541		4,211	5,098		(4,192)		5,117

of which from discontinued operations	0	(19)		(19)	0		0		(19)

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 3,299 million and CHF 33 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating statements of operations (continued)
in 2009	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,947	15,575		24,522	256		510		25,288

Interest expense	(4,949)	(13,204)		(18,153)	(250)		6		(18,397)

Net interest income	3,998	2,371		6,369	6		516		6,891

Commissions and fees	3,548	9,222		12,770	10		970		13,750

Trading revenues	2,956	9,208		12,164	0		(13)		12,151

Other revenues	(836)	1,526		690	6,707	[2]	(6,895)		502

Net revenues	9,666	22,327		31,993	6,723		(5,422)		33,294

Provision for credit losses	24	436		460	0		46		506

Compensation and benefits	4,613	10,093		14,706	31		276		15,013

General and administrative expenses	1,981	5,641		7,622	(19)		98		7,701

Commission expenses	356	1,492		1,848	0		149		1,997

Total other operating expenses	2,337	7,133		9,470	(19)		247		9,698

Total operating expenses	6,950	17,226		24,176	12		523		24,711

Income/(loss) from continuing operations before taxes	2,692	4,665		7,357	6,711		(5,991)		8,077

Income tax expense/(benefit)	1,403	391		1,794	(13)		54		1,835

Income/(loss) from continuing operations	1,289	4,274		5,563	6,724		(6,045)		6,242

Income/(loss) from discontinued operations, net of tax	0	169		169	0		0		169

Net income/(loss)	1,289	4,443		5,732	6,724		(6,045)		6,411

Net income/(loss) attributable to noncontrolling interests	(858)	161		(697)	0		384		(313)

Net income/(loss) attributable to shareholders	2,147	4,282		6,429	6,724		(6,429)		6,724

of which from continuing operations	2,147	4,113		6,260	6,724		(6,429)		6,555

of which from discontinued operations	0	169		169	0		0		169

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of dividend income from investments in Group companies (CHF 142 million and CHF 33 million from bank and non-bank subsidiaries, respectively) and revenues from investments accounted for under the equity method.

Condensed consolidating balance sheets
end of 2011	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,698	106,569		110,267	13	293		110,573

Interest-bearing deposits with banks	87	5,635		5,722	0	(3,450)		2,272

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,625	82,862		236,487	0	476		236,963

Securities received as collateral	34,189	(4,066)		30,123	0	68		30,191

Trading assets	91,458	184,616		276,074	0	3,479		279,553

Investment securities	0	3,513		3,513	0	1,647		5,160

Other investments	6,719	6,160		12,879	34,137	(33,790)		13,226

Net loans	24,658	187,613		212,271	5,603	15,539		233,413

Premises and equipment	1,110	5,590		6,700	0	493		7,193

Goodwill	597	6,859		7,456	0	1,135		8,591

Other intangible assets	112	168		280	0	8		288

Brokerage receivables	17,951	25,493		43,444	0	2		43,446

Other assets	16,114	61,845		77,959	190	147		78,296

Total assets	350,318	672,857		1,023,175	39,943	(13,953)		1,049,165

Liabilities and equity (CHF million)

Due to banks	92	51,392		51,484	4,697	(16,034)		40,147

Customer deposits	0	287,699		287,699	0	25,702		313,401

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	151,655	24,904		176,559	0	0		176,559

Obligation to return securities received as collateral	34,189	(4,066)		30,123	0	68		30,191

Trading liabilities	29,291	97,407		126,698	0	1,062		127,760

Short-term borrowings	15,881	8,762		24,643	0	1,473		26,116

Long-term debt	40,029	119,378		159,407	1,444	1,804		162,655

Brokerage payables	47,847	20,328		68,175	0	(141)		68,034

Other liabilities	10,124	51,813		61,937	128	1,152		63,217

Total liabilities	329,108	657,617		986,725	6,269	15,086		1,008,080

Total shareholders' equity	16,979	10,523		27,502	33,674	(27,502)		33,674

Noncontrolling interests	4,231	4,717		8,948	0	(1,537)		7,411

Total equity	21,210	15,240		36,450	33,674	(29,039)		41,085

Total liabilities and equity	350,318	672,857		1,023,175	39,943	(13,953)		1,049,165

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	5,133	59,898		65,031	18	418		65,467

Interest-bearing deposits with banks	85	4,372		4,457	0	(2,933)		1,524

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,338	88,370		220,708	0	(265)		220,443

Securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading assets	101,913	219,343		321,256	0	3,448		324,704

Investment securities	0	6,331		6,331	0	2,066		8,397

Other investments	7,878	8,177		16,055	34,611	(34,184)		16,482

Net loans	31,243	169,505		200,748	6,733	11,361		218,842

Premises and equipment	1,003	5,217		6,220	0	505		6,725

Goodwill	595	6,855		7,450	0	1,135		8,585

Other intangible assets	89	215		304	0	8		312

Brokerage receivables	15,745	23,028		38,773	0	(4)		38,769

Other assets	13,414	65,891		79,305	266	14		79,585

Assets of discontinued operations held-for-sale	0	23		23	0	0		23

Total assets	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

Liabilities and equity (CHF million)

Due to banks	120	47,555		47,675	6,210	(16,392)		37,493

Customer deposits	0	263,767		263,767	0	23,797		287,564

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,189	48,205		168,394	0	0		168,394

Obligation to return securities received as collateral	45,251	(3,151)		42,100	0	47		42,147

Trading liabilities	28,589	105,348		133,937	0	60		133,997

Short-term borrowings	38,717	(19,201)		19,516	0	2,167		21,683

Long-term debt	41,984	129,156		171,140	1,989	623		173,752

Brokerage payables	44,791	17,071		61,862	0	(116)		61,746

Other liabilities	11,139	50,067		61,206	147	861		62,214

Total liabilities	330,780	638,817		969,597	8,346	11,047		988,990

Total shareholders' equity	18,183	9,600		27,783	33,282	(27,783)		33,282

Noncontrolling interests	5,724	5,657		11,381	0	(1,648)		9,733

Total equity	23,907	15,257		39,164	33,282	(29,431)		43,015

Total liabilities and equity	354,687	654,074		1,008,761	41,628	(18,384)		1,032,005

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2011	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	11,109	25,498		36,607	431	[2]	1,592		38,630

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(1)	(1,313)		(1,314)	0		582		(732)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(19,677)	5,197		(14,480)	0		(741)		(15,221)

Purchase of investment securities	0	(196)		(196)	0		(1,346)		(1,542)

Proceeds from sale of investment securities	0	2,118		2,118	0		0		2,118

Maturities of investment securities	0	705		705	0		1,757		2,462

Investments in subsidiaries and other investments	10	(1,419)		(1,409)	(101)		(272)		(1,782)

Proceeds from sale of other investments	4,269	2,055		6,324	9		451		6,784

(Increase)/decrease in loans	6,326	(20,460)		(14,134)	547		(3,655)		(17,242)

Proceeds from sale of loans	0	689		689	0		0		689

Capital expenditures for premises and equipment and other intangible assets	(477)	(1,225)		(1,702)	0		(37)		(1,739)

Proceeds from sale of premises and equipment and other intangible assets	0	11		11	0		0		11

Other, net	3	117		120	0		102		222

Net cash provided by/(used in) investing activities of continuing operations	(9,547)	(13,721)		(23,268)	455		(3,159)		(25,972)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(27)	27,164		27,137	(1,514)		2,312		27,935

Increase/(decrease) in short-term borrowings	(21,783)	26,537		4,754	0		(656)		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	29,310	(22,128)		7,182	0		0		7,182

Issuances of long-term debt	3,395	29,136		32,531	10		1,693		34,234

Repayments of long-term debt	(9,974)	(26,078)		(36,052)	(489)		(586)		(37,127)

Issuances of common shares	44	(46)		(2)	1,129		0		1,127

Sale of treasury shares	0	615		615	550		10,688		11,853

Repurchase of treasury shares	0	(612)		(612)	(201)		(10,977)		(11,790)

Dividends paid/capital repayments	0	(285)		(285)	(1,560)		(103)		(1,948)

Other, net	(3,897)	1,138		(2,759)	617		(366)		(2,508)

Net cash provided by/(used in) financing activities of continuing operations	(2,932)	35,441		32,509	(1,458)		2,005		33,056

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(65)	(572)		(637)	567		(563)		(633)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25		25	0		0		25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(1,435)	46,671		45,236	(5)		(125)		45,106

Cash and due from banks at beginning of period	5,133	59,898		65,031	18		418		65,467

Cash and due from banks at end of period	3,698	106,569		110,267	13		293		110,573

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend income from investments in Group companies.

Condensed consolidating statements of cash flows (continued)
in 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	26,915	(18,352)		8,563	3,577	[2]	(3,912)		8,228

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,967	(7,119)		(2,152)	0		2,054		(98)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(9,985)	(18,919)		(28,904)	0		1,386		(27,518)

Purchase of investment securities	0	(241)		(241)	0		(2,511)		(2,752)

Proceeds from sale of investment securities	0	988		988	0		0		988

Maturities of investment securities	0	1,312		1,312	29		2,407		3,748

Investments in subsidiaries and other investments	(263)	(1,102)		(1,365)	(68)		(241)		(1,674)

Proceeds from sale of other investments	847	1,304		2,151	5		311		2,467

(Increase)/decrease in loans	98	6,394		6,492	715		(3,237)		3,970

Proceeds from sale of loans	0	817		817	0		0		817

Capital expenditures for premises and equipment and other intangible assets	(510)	(1,157)		(1,667)	0		(22)		(1,689)

Proceeds from sale of premises and equipment and other intangible assets	0	17		17	0		0		17

Other, net	68	181		249	0		26		275

Net cash provided by/(used in) investing activities of continuing operations	(4,778)	(17,525)		(22,303)	681		173		(21,449)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(12)	27,302		27,290	(1,767)		868		26,391

Increase/(decrease) in short-term borrowings	5,953	4,158		10,111	0		823		10,934

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,158)	9,161		(6,997)	0		(100)		(7,097)

Issuances of long-term debt	497	54,482		54,979	0		2,931		57,910

Repayments of long-term debt	(6,343)	(42,588)		(48,931)	(465)		(1,994)		(51,390)

Issuances of common shares	0	1,567		1,567	32		(1,590)		9

Sale of treasury shares	0	2,082		2,082	39		22,628		24,749

Repurchase of treasury shares	0	(1,623)		(1,623)	(2,103)		(23,120)		(26,846)

Dividends paid/capital repayments	0	(3,305)		(3,305)	(2,378)		2,883		(2,800)

Excess tax benefits on share based awards	478	130		608	0		7		615

Other, net	(2,850)	(486)		(3,336)	2,395		1,494		553

Net cash provided by/(used in) financing activities of continuing operations	(18,435)	50,880		32,445	(4,247)		4,830		33,028

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(558)	(5,609)		(6,167)	(4)		16		(6,155)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by /(used in) operating activities of discontinued operations	0	(42)		(42)	0		0		(42)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	3,144	9,352		12,496	7		1,107		13,610

Cash and due from banks at beginning of period	1,989	50,546		52,535	11		(689)		51,857

Cash and due from banks at end of period	5,133	59,898		65,031	18		418		65,467

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend income from investments in Group companies.

Condensed consolidating statements of cash flows (continued)
in 2009	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(29,040)	16,834		(12,206)	305	[2]	(2,285)		(14,186)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,620	(8,036)		1,584	(1,038)		180		726

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	55,753	(245)		55,508	0		(1,105)		54,403

Purchase of investment securities	0	(67)		(67)	0		(2,122)		(2,189)

Proceeds from sale of investment securities	331	560		891	0		0		891

Maturities of investment securities	0	2,209		2,209	0		2,249		4,458

Investments in subsidiaries and other investments	(1,036)	(925)		(1,961)	(10)		64		(1,907)

Proceeds from sale of other investments	610	1,309		1,919	0		(209)		1,710

(Increase)/decrease in loans	(12,266)	15,956		3,690	588		(112)		4,166

Proceeds from sale of loans	0	992		992	0		0		992

Capital expenditures for premises and equipment and other intangible assets	(287)	(1,087)		(1,374)	0		(13)		(1,387)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0		0		3

Other, net	(8)	177		169	(5)		41		205

Net cash provided by/(used in) investing activities of continuing operations	52,717	10,846		63,563	(465)		(1,027)		62,071

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(188)	(30,139)		(30,327)	(60)		1,297		(29,090)

Increase/(decrease) in short-term borrowings	15,675	(12,416)		3,259	0		839		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38,671)	(8,683)		(47,354)	0		700		(46,654)

Issuances of long-term debt	9,046	52,421		61,467	56		1,306		62,829

Repayments of long-term debt	(9,452)	(61,609)		(71,061)	(500)		(911)		(72,472)

Issuances of common shares	0	(13)		(13)	29		1		17

Sale of treasury shares	0	1,695		1,695	752		15,210		17,657

Repurchase of treasury shares	0	(2,150)		(2,150)	(2,531)		(14,338)		(19,019)

Dividends paid/capital repayments	(32)	(225)		(257)	(111)		(7)		(375)

Excess tax benefits on share based awards	0	181		181	0		(1)		180

Other, net	(640)	(2,988)		(3,628)	1,485		63		(2,080)

Net cash provided by/(used in) financing activities of continuing operations	(24,262)	(63,926)		(88,188)	(880)		4,159		(84,909)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(64)	(1,091)		(1,155)	1,037		(1,036)		(1,154)

Net increase/(decrease) in cash and due from banks (CHF million).

Net increase/(decrease) in cash and due from banks	(649)	(37,337)		(37,986)	(3)		(189)		(38,178)

Cash and due from banks at beginning of period	2,638	87,883		90,521	14		(500)		90,035

Cash and due from banks at end of period	1,989	50,546		52,535	11		(689)		51,857

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend income from investments in Group companies.

40 Credit Suisse Group parent company
> Refer to “Note 39 – Subsidiary guarantee information” for the condensed Credit Suisse Group parent company financial information.
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP.
FINMA requires Swiss-domiciled banks which present their financial statements under either US GAAP or International Financial Reporting Standards (IFRS) to provide a narrative explanation of the major differences between Swiss GAAP banking law (true and fair view) and its primary accounting standard.

The principal provisions of the Banking Ordinance and the FINMA Circular 2008/2, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:

> Refer to “Note 1 – Summary of significant accounting policies” for a detailed description of the Group’s accounting policies.
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

Fair value option
Unlike US GAAP, Swiss GAAP does generally not allow the >>>fair value option concept that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. The fair value option permits the use of fair value for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of income.

For issued structured products that include own debt and meet certain restrictive conditions, fair value measurement is applied on a case-by-case basis. The related changes in fair value of both the embedded derivative and the host contract are recorded in trading revenues, except for fair value adjustments relating to own credit that cannot be recognized in the consolidated statements of income.

Other issued structured products which are not in the scope of this interpretation or for which fair value accounting is not elected under Swiss GAAP, but for which the fair value option is elected under US GAAP, continue to be bifurcated for Swiss GAAP purposes, which means that the embedded derivative is carried at fair value and the host contract is accounted for at amortized cost.

Other non-trading assets measured at fair value
Under US GAAP, all of our mortgage servicing rights and most of our life settlement contracts are reported at fair value, with changes in value reported in the consolidated statements of operations.
Under Swiss GAAP, mortgage servicing rights and life settlement contracts are carried at the lower of cost or market.
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment annually or more frequently if an event or change in circumstances indicates that the goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, generally not exceeding five years, except for justified cases where a maximum useful life of up to 20 years is acceptable. In addition, goodwill is tested for impairment.

Intangible assets with indefinite lives
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually or more frequently if an event or change in circumstances indicates that the asset may be impaired.

Under Swiss GAAP, intangibles assets with indefinite lives are amortized over a useful life, up to a maximum of five years. In addition, these assets are tested for impairment.
Pensions and post-retirement benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation.
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

Sale of financial instruments held at amortized cost
Under US GAAP, the gain or loss on sale or early redemption of a financial instrument is immediately recognized in the consolidated statements of operations.
Under Swiss GAAP, the gain or loss on sale or early redemption of an interest-related financial instrument held at amortized cost is deferred over the remaining original term of the financial instrument.

Real estate held for investment
Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation and any impairment.
Under Swiss GAAP, real estate held for investment that the Group intends to hold permanently is also valued at cost less accumulated depreciation and any other than temporary impairment. If the Group does not intend to hold real estate permanently, it is carried at the lower of cost or market.

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

Under Swiss GAAP, available-for-sale securities are accounted for at the lower of cost or market with valuation reductions and recoveries due to market fluctuations recorded in other ordinary expenses and income, respectively. Foreign exchange gains and losses are recognized in net trading income.

Under US GAAP, non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value, whereas under Swiss GAAP, non-marketable equity securities are carried at the lower of cost or market.

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

Under Swiss GAAP, all impairments are recognized in the consolidated statements of income. Impairments recognized on held-to-maturity securities are reversed up to the amortized cost if the fair value of the instrument subsequently recovers. A reversal is recorded in the consolidated statements of income.

Trading positions
Under both US GAAP and Swiss GAAP, positions classified in the trading portfolio are valued at fair value. Under US GAAP, this classification is based on management’s intent concerning the specific instrument, whereas under Swiss GAAP, the prevailing criteria is the active management of the specific instrument in the context of a documented trading strategy.

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
Under Swiss GAAP, security collateral received and the obligation to return collateral of securities lending transactions are not recognized on the balance sheet.
Derecognition of financial instruments
Under US GAAP, financial instruments are only derecognized if the transaction meets certain criteria.
Under Swiss GAAP, a financial instrument is derecognized when the economic control has been transferred from the seller to the buyer.
Discontinued operations
Under US GAAP, the assets and liabilities of an operation held-for-sale are separated from the ordinary captions of the consolidated balance sheets and are reported as discontinued operations measured at the lower of the carrying value or fair value less cost to sell. Accordingly, income and expense from discontinued operations are reported in a separate line item of the consolidated statements of operations.

Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed of and continue to be valued according to the respective captions.
Extraordinary income and expenses
Unlike US GAAP, Swiss GAAP does report certain expenses or revenues as extraordinary. Extraordinary income and expenses are reported net of tax.
Reserves for general banking risks
US GAAP does not allow general unallocated provisions.
Under Swiss GAAP, reserves for general banking risks are recorded as a separate component of shareholders’ equity.
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

The Board is responsible for the strategic direction, supervision and control of the Group and for defining its overall tolerance for risk in the form of a risk appetite statement. The Board has delegated certain responsibilities regarding risk management and oversight to the Risk Committee, the Audit Committee and to the Executive Board.

The Board’s Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the review and assessment of the risk appetite framework including capital adequacy, the major risk exposures and the approval of risk limits. In addition to its other responsibilities such as reviewing the quarterly and annual financial statements and the performance and effectiveness of internal and external auditors, the Audit Committee reviews management’s report on internal control over financial reporting (SOX 404), the annual report on the internal control system (ICS) and the annual compliance report.

Within the Executive Board of the Group, the Chief Risk Officer (CRO) is responsible for providing risk management oversight and for establishing an organizational basis to manage and report on all risk management matters. The Capital Allocation and Risk Management Committee (CARMC), the Risk Processes and Standards Committee and the Reputation Risk and Sustainability Committee have been established to assist the Executive Board, and certain responsibilities regarding risk management and oversight have been delegated to these committees. CARMC is comprised of at least five members of the Executive Board and senior management appointed by the CEO and operates in the >>>position risk cycle for setting position risk standards and monitoring related limits, the finance and capital cycle for asset/liability management, funding, liquidity and capital matters, and the ICS cycle for operational risks, legal and compliance issues and internal control matters. CARMC may delegate its authority to set and approve certain limits for position risk, funding, liquidity and capital to the CRO or divisional risk management committees. The divisional risk management committees regularly review and discuss division-specific market and credit risk matters, operational risks, legal and compliance issues and internal control matters.

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

Controls and procedures
Evaluation of disclosure controls and procedures
The Group has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Group CEO and Chief Financial Officer (CFO), pursuant to Rule 13(a)-15(a) under the Securities Exchange Act of 1934 (the Exchange Act). There are inherent limitations to the effectiveness of any system of controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

The CEO and CFO concluded that, as of December 31, 2011, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2011 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2011.
KPMG AG, the Group’s independent auditors, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2011, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries' (the “Group”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's board of directors and management are responsible for maintaining effective internal control over financial reporting and the Group's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2011, and our report dated March 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 23, 2012
Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements

Proposed appropriation of retained earnings and capital distribution
Report on the conditional increase of share capital

Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG (the "Group"), which comprise the balance sheet, income statement and notes for the year ended December 31, 2011.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2011 comply with Swiss law and the Group's articles of incorporation.
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

KPMG AG

Philipp Rickert Mirko Liberto
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 23, 2012
Parent company financial statements
Statements of income
in	2011	2010

Income (CHF million)

Dividend income from investments in group companies	362	3,344

Other financial income	156	200

Gain on sale of noncurrent assets	41	124

Other income	195	293

Total income	754	3,961

Expenses (CHF million)

Financial expenses	167	266

Compensation and benefits	68	78

Other expenses	41	46

Valuation adjustments, write-offs and provisions	2	343

Tax expense	20	11

Total expenses	298	744

Net income	456	3,217

Balance sheets
	Reference to notes	end of

		2011	2010

Assets (CHF million)

Cash with group companies		13	18

Receivables from third parties		16	8

Accrued income and prepaid expenses - group companies		217	305

Total current assets		246	331

Investments in group companies	4	35,005	34,911

Long-term loans to third parties		0	1

Long-term loans to group companies		5,859	6,926

Financial investments		41	973

Total noncurrent assets		40,905	42,811

Total assets		41,151	43,142

Liabilities and shareholders' equity (CHF million)

Payables to third parties		5	1

Payables to group companies		4,310	5,824

Accrued expenses and deferred income - third parties		71	63

Accrued expenses and deferred income - group companies		67	69

Total short-term liabilities		4,453	5,957

Long-term loans from group companies		2,087	2,568

Provisions		312	342

Total long-term liabilities		2,399	2,910

Total liabilities		6,852	8,867

Share capital	7	49	47

General reserves		1,800	1,800

Reserves from capital contributions		13,679	14,113

General legal reserves		15,479	15,913

Reserves for own shares	5	3,929	3,929

Free reserves		10,500	10,500

Retained earnings brought forward		3,886	669

Net income		456	3,217

Retained earnings		4,342	3,886

Total shareholders' equity		34,299	34,275

Total liabilities and shareholders' equity		41,151	43,142

Notes to the financial statements
1 Accounting principles
The financial statements of the Group Parent company are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in CHF. The financial year ends on December 31.
2 Contingent liabilities
end of	2011	2010

CHF million

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	54,056	54,902

of which have been entered into on behalf of subsidiaries	54,056	54,902

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire group.
3 Compensation to members of the Executive Board and the Board of Directors
As required by applicable Swiss law (Article 663b bis and Article 663c, paragraph 3 of the Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board of Directors (Board) and the members of the Executive Board as well as loans granted to this group of people and persons and companies related to them.

Executive Board compensation for 2011
In line with the Group’s total compensation approach, executive compensation consists of a fixed compensation (base salary) and a variable compensation component. Salaries for members of the Executive Board are reviewed annually. The variable compensation component can represent the most significant part of an executive’s total compensation package and varies from year to year, depending on the Group’s performance, the corresponding size of the variable compensation pool and the executive’s performance. The percentage mix of compensation between fixed and variable compensation is also considered in determining the executive’s total compensation.

Consistent with the lower performance of the Group in 2011 compared to 2010, the average total compensation for Executive Board members was CHF 5.4 million, or 46%, lower compared to 2010. Average variable compensation was CHF 3.5 million, 57% lower compared to the 2010 average variable compensation for the current Executive Board members. The base salary for all Executive Board members in 2011 remained unchanged versus 2010: CHF 2.5 million for the Chief Executive Officer (CEO) and CHF 1.5 million (USD 1.5 million for those Executive Board members who are paid in US dollars) for all other Executive Board members. Executive Board members received no unrestricted cash awards; 100% of their variable compensation was deferred. Across the Executive Board, which consists of 13 individuals, all of whom were Executive Board members for the full year 2011, 28% of total compensation was paid as base salaries, 47% as share awards (of which 70% was paid as performance share awards), 18% as 2011 Partner Asset Facility (PAF2) awards and 7% as other compensation, including pension and other benefits and dividend equivalents. All Executive Board members were awarded at least 50% of their share awards as performance share awards, which are subject to claw-back provisions in the event of future negative performance of the Group or one of the divisions. For the CEO, the shared services heads and the regional CEOs, any future adjustments to the amount of performance share awards will be based on the Group’s performance. For the CEOs of Private Banking, Investment Banking and Asset Management, future adjustments to the performance share awards will be done in the same manner for employees in their divisions. Of the thirteen Executive Board members, nine received PAF2 awards. CEO Brady W. Dougan and Executive Board members Tobias Guldimann, David R. Mathers and Pamela Thomas-Graham did not receive PAF2 awards due to their close involvement in determining the final structure and conditions of the PAF2 program.

Executive Board compensation for 2011
	Base salary	Unrestricted cash		Total cash	Value of share awards		Value of PAF2 awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	[3]	Total compen- sation	[4]

2011 (CHF million, except where indicated)

13 individuals	19.38	–	[5]	19.38	32.83	[6]	12.48	[7]	2.66		2.85		–		70.20

% of total compensation	28%			28%	47%		18%

of which highest paid: Robert S. Shafir	1.32	–		1.32	4.39		2.37		0.02		0.40		–		8.50

% of total compensation	16%			16%	52%		28%

of which CEO: Brady W. Dougan	2.50	–		2.50	3.00		–		0.02		0.30		–		5.82

% of total compensation	43%			43%	52%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 Share awards carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents were paid in respect of awards granted in prior years. 3 During 2011, there were no payments made to Executive Board members for contractual agreements. 4 Does not include CHF 13 million of charitable contributions made on behalf of Executive Board members. 5 As of December 31, 2011, no members of the Executive Board received unrestricted cash. 6 Includes CHF 22.8 million of performance share awards; the applicable Group share price was CHF 21.90. 7 The value of the 2011 Partner Asset Facility was the fair value as of the grant date of March 1, 2012.

2011 total compensation of the highest paid Executive Board member
The highest paid member of the Executive Board in 2011 was Robert S. Shafir, CEO Asset Management. Mr. Shafir’s compensation amounted to CHF 8.5 million and was comprised of his base salary of CHF 1.3 million, variable compensation (share awards, performance share awards and PAF2 awards) of CHF 6.8 million and other compensation (pension and similar benefits, dividend equivalents and other benefits) of CHF 0.4 million.

Mr. Shafir’s variable compensation in 2011 was awarded in consideration of his successful performance as CEO Asset Management. Under Mr. Shafir’s leadership, Asset Management was successfully repositioned with a focus on growing stable fee-based revenue streams and achieving operating efficiencies. Asset Management posted improved performance in 2011, reporting an increase in pre-tax income of 10% compared to 2010. Mr. Shafir has demonstrated a disciplined and proactive management of risk.

Other aspects of Executive Board compensation
Charitable contributions
As in 2010 and 2009, a portion of the Executive Board variable compensation pool for 2011 was approved by the Compensation Committee to fund charitable contributions on behalf of Executive Board members. The total amount approved for charitable contributions was CHF 13 million for 2011. The contributions will benefit eligible registered charities. Some Executive Board members, including the CEO, will be able to make recommendations in respect of allocation of the contributions to various charities.

Minimum share ownership requirements
In 2009, the Board of Directors approved minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees. The minimum share ownership is 350,000 shares for the CEO and 150,000 shares for other Executive Board members. For members of the divisional and regional management committees, the thresholds are 50,000 shares for executives responsible for the Investment Banking, Private Banking and Asset Management divisions and 20,000 shares for the executives responsible for Shared Services and regional management functions. The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share awards. All affected executive employees are restricted from selling shares (including vested share awards) until they meet the minimum share ownership requirements.

Executive Board compensation for 2010
	Base salary	Unrestricted cash		Total cash	Value of share awards		Value of APP awards		Pension and similar benefits and other benefits	[1]	Dividend equiv- alents	[2]	Payments and awards due to contractual agree- ments	[3]	Total compen- sation

2010 (CHF million, except where indicated)

16 individuals [4]	20.50	4.21	[5]	24.71	64.65	[6]	58.65	[7]	3.90		5.70		2.73		160.34

% of total compensation	13%	3%		16%	40%		37%

of which highest paid: Antonio C. Quintella	0.79	–		0.79	6.97		6.97		0.08		0.82		–		15.63

% of total compensation	5%			5%	45%		45%

of which CEO: Brady W. Dougan	2.50	–		2.50	4.87		4.87		0.03		0.49		–		12.76

% of total compensation	20%			20%	38%		38%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 SISUs and ISUs carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents disclosed were paid in respect of SISUs and ISUs granted in prior years. 3 Payments and awards under contractual commitments of CHF 2.73 million are comprised of cash of CHF 1.16 million and share-based awards of CHF 1.57 million. 4 Includes pro rata fixed compensation paid to Renato Fassbind and Kai S. Nargolwala, who left the Executive Board in 2010, but excludes advisory fees paid to them for their roles after leaving the Executive Board. Includes pro rata fixed compensation paid to Osama S. Abbasi, Fawzi Kyriakos-Saad, David R. Mathers and Antonio C. Quintella, who joined the Executive Board in 2010. Includes pro rata fixed compensation for Paul Calello, who passed away in November 2010. 5 Consists of unrestricted cash paid to former Executive Board member Paul Calello. No other members of the Executive Board as of December 31, 2010 received unrestricted cash. 6 The applicable Group share price as was CHF 41.40. 7 The value of the Adjustable Performance Plan awards was the value as of the grant date of January 20, 2011.

Contract lengths and termination provisions
All members of the Executive Board have employment contracts with the Group. The contracts do not specify a contract length and are valid until terminated. Members of the Executive Board are required by contract to give six months’ notice of termination of employment. The Group must also give members of the Executive Board six months’ notice of termination of employment. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for payments or benefits in connection with termination of employment that are not generally available to other employees of the Group. In the event of a termination, however, different conditions apply to the balances of outstanding compensation awards, depending on whether the termination was voluntary, involuntary or the result of a change of control.

In the event of the termination of an Executive Board member without cause, the amount and terms of a severance payment may be agreed between the Group and the respective Executive Board member. The Executive Board member, however, does not have a contractual right to a severance payment arising from forfeited awards.

Former Executive Board members
Generally, former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group or related parties during 2011.

Executive Board holdings and values of deferred share-based awards by individual
	Number of vested shares	Number of unvested share awards	Number of unvested ISUs	Number of unvested SISUs	Number of options	Number of PIP II units	[1]	Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)

December 31, 2011

Brady W. Dougan	870,586	117,754	–	114,153	–	–		12,538,963	5,118,187

Osama S. Abbasi	233,801	75,354	3,771	44,232	–	–		6,218,957	2,804,282

Walter Berchtold	700,040	157,005	42,023	106,473	–	–		15,093,404	7,653,886

Romeo Cerutti	37,543	66,426	7,260	34,908	–	–		5,343,325	2,554,139

Tobias Guldimann	20,124	66,426	8,399	43,635	–	–		5,968,402	2,796,587

Fawzi Kyriakos-Saad	199,942	75,354	35,973	34,425	–	–		6,667,886	3,997,001

Karl Landert	96,248	66,426	34,039	45,381	–	–		6,967,319	3,957,127

David R. Mathers	16,420	78,503	17,588	22,695	14,960	–		5,547,285	3,003,091

Hans-Ulrich Meister	46,676	108,696	39,751	69,819	–	–		10,554,425	5,679,330

Antonio C. Quintella	112,323	37,677	–	–	–	–		1,559,828	831,531

Robert S. Shafir	190,489	127,522	84,480	93,480	–	–		14,460,480	8,574,359

Pamela A. Thomas-Graham	4,583	46,372	–	21,573	–	–		3,368,158	1,499,546

Eric M. Varvel	–	139,810	39,183	83,205	–	–		12,721,715	6,636,589

Total	2,528,775	1,163,325	312,467	713,979	14,960	–		107,010,147	55,105,655

December 31, 2010

Brady W. Dougan	951,114	–	90,956	152,207	368,400	78,102		31,145,014	9,261,929

Osama S. Abbasi	233,801	–	50,193	58,977	–	26,110		9,215,028	4,429,732

Walter Berchtold	688,210	–	163,197	141,967	–	104,167		25,704,435	14,685,664

Romeo Cerutti	19,456	–	19,420	46,547	–	–		3,982,362	3,050,911

Tobias Guldimann	903	–	28,798	58,183	15,640	20,834		7,228,240	3,934,143

Fawzi Kyriakos-Saad	119,177	–	127,142	45,902	–	49,849		13,177,674	9,198,782

Karl Landert	82,718	–	83,060	60,511	–	31,250		9,748,212	7,955,834

David R. Mathers	26,617	–	59,008	30,260	14,960	5,375		5,538,189	4,735,645

Hans-Ulrich Meister	1,720	1,720	88,538	93,093	–	–		9,724,068	9,896,890

Antonio C. Quintella	234,685	–	–	–	–	26,002		1,872,144	0

Robert S. Shafir	131,239	–	168,960	124,641	–	71,213		19,305,533	17,365,460

Pamela A. Thomas-Graham	–	–	–	28,764	–	–		1,931,143	1,102,812

Eric M. Varvel	5,614	–	157,085	110,940	–	56,953		19,995,068	13,056,709

Total	2,495,254	1,720	1,036,357	951,992	399,000	469,855		158,567,110	98,674,511

1 The PIP II units were settled in March 2011 in accordance with the terms and conditions of the plan. The PIP II units did not have a value at settlement because the Group share price performance was below the minimum predefined target of CHF 47 per PIP II unit.

The vested shareholdings of Executive Board members include the holdings of the respective members of the Executive Board, their immediate family members and companies where they have a controlling interest. The unvested share-based awards do not include awards granted after December 31, 2011.

The value of share-based compensation awards granted to members of the Executive Board in prior years, but not yet fully vested, varies depending on the Group share price and other factors influencing the >>>fair value of the award. The table “Executive Board holdings and values of deferred share-based awards by individual” shows the value of the unvested share-based compensation awards held by members of the Executive Board as of December 31, 2011. The aggregate cumulative value of these unvested share-based awards as of December 31, 2011 decreased 49% compared to the value of the awards as of their respective grant dates.

The value of cash-based compensation awards granted to members of the Executive Board in prior years, but not fully vested, varies depending upon Group ROE (for the 2010 and 2009 Adjustable Performance Plan awards), the value of the underlying assets (for the 2008 Partner Asset Facility (PAF) awards) and the remaining vesting period. The aggregate value of such cash-based awards at their grant dates and the current value was CHF 117 million and CHF 133 million, respectively. The increase in the current value was primarily due to the upward ROE adjustment applied to the unvested Adjustable Performance Plan awards and the increased value of PAF awards granted for 2008.

Executive Board option holdings by individual
December 31, 2011	David R. Mathers	Expiry date	Exercise price in CHF

Year of grant

2003	1,095	January 22, 2013	30.60

2002	13,865	December 3, 2012	34.10

Total	14,960	–	–

December 31, 2010	Brady W. Dougan	Tobias Guldimann	David R. Mathers	Expiry date	Exercise price in CHF

Year of grant

2003	–	–	1,095	January 22, 2013	30.60

2002	–	–	13,865	December 3, 2012	34.10

2001	368,400	15,640	–	January 25, 2011	84.75

Total	368,400	15,640	14,960	–	–

All options on shares were granted as part of the previous years’ compensation. As of December 31, 2011 and 2010, none of the members of the Executive Board hold options purchased from personal funds.

Executive Board loans
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to third-party clients or pursuant to widely available employee benefit plans. As of December 31, 2011, 2010 and 2009, outstanding loans to the members of the Executive Board amounted to CHF 22 million, CHF 18 million and CHF 19 million, respectively. The number of individuals with outstanding loans at the beginning and the end of the year was six and the highest loan outstanding was CHF 11 million to Executive Board member Walter Berchtold.

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

Board of Directors compensation
Compensation to members of the Board of Directors is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to members of the Board of Directors is set by the Board of Directors based on the recommendation of the Compensation Committee. All members of the Board of Directors receive a base board fee plus an additional fee that reflects the respective Board of Directors member’s role and scope of responsibility on the Board of Directors. For the purposes of compensation, the Group distinguishes between Board of Directors members with functional duties (the full-time Chairman of the Board of Directors (Chairman) and the three committee chairmen) and Board of Directors members without functional duties (ten individuals). Fees paid to all Board of Directors members are in the form of cash and Group shares, which are blocked for a period of four years.

Members of the Board of Directors without functional duties received an annual base board fee for 2011 of CHF 250,000 and an annual committee fee for serving on the Audit, Risk or Compensation Committees. The committee fees were: CHF 150,000 for the Audit Committee, CHF 100,000 for the Risk Committee and CHF 100,000 for the Compensation Committee. Members of the Chairman’s and Governance Committee do not receive a committee fee. Peter Brabeck-Letmathe, in the role of Vice-Chairman, received an annual base board fee of CHF 400,000. The base and committee fee amounts are set by the Compensation Committee for the 12-month period from the current Annual General Meeting (AGM) to the following year’s AGM.

Members of the Board of Directors with the functional duty of serving as a committee chairman receive an annual base board fee plus a variable component, a special compensation fee for functional duties, which reflects the greater responsibility and time commitment required to perform the role of committee chairman. The annual base board fee for the chairmen of the Audit and Risk Committees for 2011 was CHF 400,000 and the annual base board fee for the chairman of the Compensation Committee was CHF 350,000. The base board fees for the committee chairman are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. The special compensation fee for functional duties for the three committee chairmen varies according to their overall time commitment and is determined and paid for the current year, in alignment with the annual management variable compensation cycle.

The Chairman is paid a base board fee plus variable compensation, which is proposed by the Compensation Committee and approved by the Board of Directors. The base board fee for Chairman Urs Rohner for 2011, who assumed the role of Chairman as of the 2011 AGM, was CHF 2.1 million. The level of variable compensation awarded to the Chairman depends on both the performance of the Group and personal performance. Such compensation is paid in the form of cash and Group shares, blocked for a period of four years.

By compensating Board of Directors members to a significant degree in the form of blocked Group shares, the Group ensures alignment of its interests with the interests of its shareholders. The value of the shares held by the Group’s Board of Directors members as of the end of 2011 decreased 41% from the beginning of 2011.

Board of Directors compensation for 2011
	Base board fee	Committee fee	Compen- sation for functional duties		Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2011/2012 (CHF)

Urs Rohner, Chairman [3,4]	2,100,000	–	2,000,000		234,881		4,334,881	3,334,881	77%	1,000,000	23%	45,663

Hans-Ulrich Doerig, former Chairman [3]	750,000	–	666,667		–		1,416,667	1,416,667	100%	–	–	–

Peter Brabeck-Letmathe, Vice-Chairman	400,000	–	–		–		400,000	200,000	50%	200,000	50%	5,088

Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	3,180

Robert H. Benmosche [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Noreen Doyle [5,6]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Andreas N. Koopmann [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Jean Lanier [5]	250,000	250,000	–		–		500,000	250,000	50%	250,000	50%	6,360

Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	–	400,000		–		750,000	522,500	70%	227,500	30%	10,389

David W. Syz [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	5,088

Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	22,832

John Tiner, Chairman of the Audit Committee [4]	400,000	–	666,666	[7]	–		1,066,666	733,333	69%	333,333	31%	15,221

Peter F. Weibel [5]	250,000	150,000	465,000	[7]	–		865,000	665,000	77%	200,000	23%	5,088

Total	6,650,000	1,050,000	5,198,333		234,881		13,133,214	9,222,381	70%	3,910,833	30%	141,169

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Hans-Ulrich Doerig and Urs Rohner served in the roles of full-time Chairman and full-time Vice Chairman, respectively, from January 2011 until the AGM in April 2011. As of the 2011 AGM, Urs Rohner succeeded Hans-Ulrich Doerig in the role of full-time Chairman. 4 Members of the Board with functional duties received an annual base board fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. Generally, variable compensation awarded for 2011 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 21.90. 5 Members of the Board without functional duties were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 29, 2011 to April 27, 2012. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for the Risk and Compensation Committees. For 2011, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2011 AGM was CHF 39.31. 6 In July 2011, Noreen Doyle was appointed as a non-executive director and audit committee chair of the Group’s UK subsidiaries Credit Suisse International and Credit Suisse Securities Europe Limited and was paid a total of GBP 50,000 in fees. 7 Peter F. Weibel was the Chairman of the Audit Committee until the 2011 AGM, at which time John Tiner took over the role.

Compensation of the Chairman for 2011
For 2011, the Chairman received total compensation of CHF 4.3 million, of which CHF 2.1 million was the base board fee and CHF 2.0 million was variable compensation, of which CHF 1.0 million was awarded in cash and CHF 1.0 million was awarded in Group shares, blocked for a period of four years. The remaining CHF 0.2 million was other compensation, consisting mainly of pension-related benefits.

The variable compensation of the Chairman in 2011 was 50% lower and the 2011 total compensation was 31% lower than the variable and total compensation of the Chairman in 2010.
Additional fees and compensation for the Board of Directors
Three former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board of Directors or related parties during 2011.

Board of Directors compensation for 2010
	Base board fee	Committee fee	Compen- sation for functional duties	Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2010/2011 (CHF)

Hans-Ulrich Doerig, full-time Chairman [3]	2,250,000	–	4,000,000	24,000		6,274,000	4,274,000	68%	2,000,000	32%	48,310

Urs Rohner, full-time Vice-Chairman [3]	1,800,000	–	4,000,000	234,881		6,034,881	4,034,881	67%	2,000,000	33%	48,310

Peter Brabeck-Letmathe, Vice-Chairman [4]	250,000	250,000	–	–		500,000	250,000	50%	250,000	50%	5,031

Jassim Bin Hamad J.J. Al Thani [4]	250,000	–	–	–		250,000	125,000	50%	125,000	50%	2,516

Robert H. Benmosche [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Noreen Doyle [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Walter B. Kielholz [4]	250,000	100,000	–			350,000	175,000	50%	175,000	50%	3,522

Andreas N. Koopmann [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Jean Lanier [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Anton van Rossum [4]	250,000	100,000	–	–		350,000	175,000	50%	175,000	50%	3,522

Aziz R.D. Syriani, Chairman of the Compensation Committee [3]	350,000	–	400,000	–		750,000	522,500	70%	227,500	30%	5,496

David W. Syz [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Richard E. Thornburgh, Chairman of the Risk Committee [3]	400,000	–	1,000,000	–		1,400,000	900,000	64%	500,000	36%	12,078

John Tiner [4]	250,000	150,000	–	–		400,000	200,000	50%	200,000	50%	4,025

Peter F. Weibel, Chairman of the Audit Committee [3]	400,000	–	1,395,000	10,000		1,805,000	1,205,000	67%	600,000	33%	14,493

Total	7,700,000	1,200,000	10,795,000	268,881		19,963,881	12,786,381	64%	7,177,500	36%	165,919

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

Board of Directors share and option holdings
The shareholdings as disclosed in the following table include the holdings of the respective member of the Board of Directors, their immediate family members and companies where they have a controlling interest. As of December 31, 2011, there were no Board of Directors members with outstanding options.

Board of Directors shareholdings by individual
December 31	2011	2010

Number of shares [1]

Urs Rohner	221,056	144,870

Hans-Ulrich Doerig	–	223,800

Peter Brabeck-Letmathe	108,820	103,732

Jassim Bin Hamad J.J. Al Thani	5,696	2,516

Robert H. Benmosche	23,304	20,252

Noreen Doyle	31,837	27,385

Walter B. Kielholz	281,891	323,734

Andreas N. Koopmann	21,400	16,948

Jean Lanier	30,912	24,552

Anton van Rossum	38,831	34,379

Aziz R.D. Syriani	66,385	60,889

David W. Syz	81,193	76,105

Richard E. Thornburgh	283,600	296,522

John Tiner	8,625	8,625

Peter F. Weibel	72,232	52,651

Total	1,275,782	1,416,960	[2]

1 Includes Group shares that are subject to a blocking period of up to four years. 2 As of April 30, 2011, Hans-Ulrich Doerig stepped down from the Board.

Board of Directors loans
A large majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made to Board of Directors members on the same terms available to third-party clients. As of December 31, 2011, 2010 and 2009, outstanding loans to the members of the Board of Directors amounted to CHF 34 million, CHF 35 million and CHF 25 million, respectively.

Members of the Board of Directors with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans, which were extended to them at the time that employee conditions applied to them. In addition to the loans listed above, the Group or any of its banking subsidiaries may have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the US Securities and Exchange Commission.

Board of Directors loans by individual
	2011	[1]	2010	[1]

December 31 (CHF)

Urs Rohner	5,090,650		5,590,000

Hans-Ulrich Doerig	–		1,800,000

Peter Brabeck-Letmathe	15,833,928		14,163,528

Walter B. Kielholz	5,050,000		5,000,000

Andreas N. Koopmann	2,775,000		3,500,000

David W. Syz	1,500,000		1,500,000

Richard E. Thornburgh	14,266		93,186

Peter F. Weibel	3,950,000		3,850,000

Total	34,213,844		35,496,714	[2]

1 Includes loans to immediate family members. 2 As of April 30, 2011, Hans-Ulrich Doerig stepped down from the Board.

As of December 31, 2011 and 2010, there was no exposure to such related parties. As of December 31, 2009, the total exposure to such related parties amounted to CHF 50,000, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2011 did not exceed CHF 10 million in aggregate.

In February 2011, the Group entered into definitive agreements with affiliates of Qatar Investment Authority (QIA) and The Olayan Group, which have significant holdings of Group shares, to issue Tier 1 Buffer Capital Notes for cash or in exchange for tier 1 capital notes issued in 2008. The Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the transaction. The Group and the Board of Directors (except for Jassim bin Hamad J.J. Al Thani and Aziz R.D. Syriani, who recused themselves) determined that the terms of the transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the tier 1 capital notes issued in 2008 and held by QIA and The Olayan Group, were fair.

The Group, together with its subsidiaries, is a global financial services provider and has major corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which its Board of Directors members assume management functions or board member responsibilities. Except for the deemed related party transaction with QIA and The Olayan Group and the related party loans as of December 31, 2011, 2010 and 2009 described above, all relationships between the Group or its banking subsidiaries and members of the Board of Directors and their affiliated companies or related parties are in the ordinary course of business and at arm’s length.

4 Principal participations
> Refer to “Note 38 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s principal participations.

5 Own shares held by the company and by group companies
	2011		2010

	Share equivalents	CHF million	Share equivalents	CHF million

At beginning of financial year

Physical holdings [1]	12,228,377	461	16,159,287	827

Holdings, net of pending obligations	(85,968)	(3)	1,112,550	57

At end of financial year

Physical holdings [1]	4,010,074	89	12,228,377	461

Holdings, net of pending obligations	1,718,838	38	(85,968)	(3)

1 Representing 0.3%, 1.0% and 1.4% of issued shares as of December 31, 2011, 2010 and 2009, respectively.

6 Significant shareholders
> Refer to “Note 3 – Business developments” in V – Consolidated financial statements – Credit Suisse Group for further information.
7 Share capital, conditional and authorized capital of Credit Suisse Group
	No. of registered shares	Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2010			1,186,174,442	47,446,978

Conditional capital

Warrants and convertible bonds

AGM of April 24, 2009	100,000,000	4,000,000

Subscriptions in December 2011 [1]	(16,493,873)	(659,755)	16,493,873	659,755

AGM of April 29, 2011 (may be used exclusively in connection with contingent convertible bonds)	400,000,000	16,000,000

Remaining capital	483,506,127	19,340,245

Staff shares

AGM of May 4, 2007	96,509,721	3,860,389

Subscriptions in 2007, 2008, 2009 and 2010	(14,550,124)	(582,005)

Subscriptions in 2011	(21,664,747)	(866,590)	21,664,747	866,590

Remaining capital	60,294,850	2,411,794

Staff shares (Donaldson, Lufkin & Jenrette option programs)

AGM of May 4, 2007	7,290,153	291,606

Subscriptions in 2007, 2008, 2009 and 2010	(2,250,057)	(90,002)

Subscriptions in 2011	–	–	–	–

Remaining capital	5,040,096	201,604

Authorized capital

Acquisitions of companies/participations

AGM of April 29, 2011 (re-authorized)	100,000,000	4,000,000

Remaining capital	100,000,000	4,000,000

Share capital as of December 31, 2011			1,224,333,062	48,973,323

1 Related to the issuance of mandatory convertible securities by Credit Suisse Group Finance (Guernsey) Ltd.

8 Risk assessment
> Refer to “Note 42 – Risk assessment” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s risk assessment in accordance with the Swiss Code of Obligations.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
end of	2011

Retained earnings (CHF million)

Retained earnings brought forward	3,886

Net income	456

Retained earnings available for appropriation	4,342

To be carried forward	4,342

Total	4,342

Proposed distribution against reserves from capital contributions
end of	2011

Reserves from capital contributions (CHF million)

Balance before distribution	13,679

Distribution of CHF 0.75 per share for 1,224,085,391 registered shares - net of own holdings [1]	(918)

Balance after distribution	12,761

1 The number of registered shares eligible for distribution against reserves from capital contributions at the distribution date may change due to the issuance of new registered shares and/or movements in own holdings.

Confirmation to the Board of Directors relating to the Conditional Increase of Share Capital of
Credit Suisse Group AG, Zurich
We have been engaged to audit the issuance of new shares during the period from 1 January 2011 to 31 December 2011 according to the resolutions of the general meeting of shareholders from 29 September 2000 and from 29 April 2011 in accordance with article 653f para. 1 CO.

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

In our opinion, the issuance of 38,158,620 registered shares with nominal value of CHF 0.04 each and a total nominal value of CHF 1,526,344.80 complies with Swiss law and the articles of incorporation.

KPMG AG

Philipp Rickert Mirko Liberto
Licensed Audit Expert Licensed Audit Expert

Zurich, 30 January 2012
Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements

Controls and procedures
Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Bank's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Bank changed its method of accounting for variable interest entities in 2010 due to the adoption of ASU 2009-17.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 23, 2012 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 23, 2012

The accompanying notes to the consolidated financial statements are an integral part of these statements.
Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2011	2010	2009

Consolidated statements of operations (CHF million)

Interest and dividend income	6	22,256	24,825	24,522

Interest expense	6	(16,440)	(18,798)	(18,153)

Net interest income	6	5,816	6,027	6,369

Commissions and fees	7	11,964	13,122	12,770

Trading revenues	8	4,756	9,072	12,164

Other revenues	9	1,765	1,377	690

Net revenues		24,301	29,598	31,993

Provision for credit losses	10	97	(124)	460

Compensation and benefits	11	12,783	14,372	14,706

General and administrative expenses	12	7,214	7,088	7,622

Commission expenses		1,845	1,991	1,848

Total other operating expenses		9,059	9,079	9,470

Total operating expenses		21,842	23,451	24,176

Income from continuing operations before taxes		2,362	6,271	7,357

Income tax expense	25	433	1,258	1,794

Income from continuing operations		1,929	5,013	5,563

Income/(loss) from discontinued operations, net of tax	4	0	(19)	169

Net income		1,929	4,994	5,732

Net income/(loss) attributable to noncontrolling interests		901	802	(697)

Net income attributable to shareholder		1,028	4,192	6,429

of which from continuing operations		1,028	4,211	6,260

of which from discontinued operations		0	(19)	169

Consolidated balance sheets
	Reference to notes	end of

		2011	2010

Assets (CHF million)

Cash and due from banks		110,267	65,031

of which reported from consolidated VIEs		1,396	1,432

Interest-bearing deposits with banks		5,722	4,457

of which reported at fair value		405	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	236,487	220,708

of which reported at fair value		158,673	136,906

Securities received as collateral, at fair value		30,123	42,100

of which encumbered		20,379	21,305

Trading assets, at fair value	14	276,074	321,256

of which encumbered		73,525	87,554

of which reported from consolidated VIEs		6,399	8,717

Investment securities	15	3,513	6,331

of which reported at fair value		3,511	6,192

of which reported from consolidated VIEs		41	72

Other investments	16	12,879	16,055

of which reported at fair value		9,552	13,184

of which reported from consolidated VIEs		2,346	2,334

Net loans	17	212,271	200,748

of which reported at fair value		20,694	18,552

of which encumbered		471	783

of which reported from consolidated VIEs		5,940	3,745

allowance for loan losses		(689)	(812)

Premises and equipment	18	6,700	6,220

of which reported from consolidated VIEs		609	33

Goodwill	19	7,456	7,450

Other intangible assets	19	280	304

of which reported at fair value		70	66

Brokerage receivables		43,444	38,773

Other assets	21	77,959	79,305

of which reported at fair value		35,666	39,419

of which encumbered		2,255	2,388

of which reported from consolidated VIEs		13,001	19,569

Assets of discontinued operations held-for-sale	4	0	23

Total assets		1,023,175	1,008,761

Consolidated balance sheets (continued)
	Reference to notes	end of

		2011	2010

Liabilities and equity (CHF million)

Due to banks	22	51,484	47,675

of which reported at fair value		3,564	3,995

Customer deposits	22	287,699	263,767

of which reported at fair value		3,762	2,855

of which reported from consolidated VIEs		221	54

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	176,559	168,394

of which reported at fair value		136,483	123,697

Obligation to return securities received as collateral, at fair value		30,123	42,100

Trading liabilities, at fair value	14	126,698	133,937

of which reported from consolidated VIEs		1,286	188

Short-term borrowings		24,643	19,516

of which reported at fair value		3,547	3,308

of which reported from consolidated VIEs		6,141	4,333

Long-term debt	23	159,407	171,140

of which reported at fair value		68,256	81,474

of which reported from consolidated VIEs		14,858	19,739

Brokerage payables		68,175	61,862

Other liabilities	21	61,937	61,206

of which reported at fair value		30,838	29,040

of which reported from consolidated VIEs		745	839

Total liabilities		986,725	969,597

Common shares / Participation certificates		4,400	4,400

Additional paid-in capital		23,170	24,026

Retained earnings		10,870	10,068

Accumulated other comprehensive income/(loss)	24	(10,938)	(10,711)

Total shareholder's equity		27,502	27,783

Noncontrolling interests		8,948	11,381

Total equity		36,450	39,164

Total liabilities and equity		1,023,175	1,008,761

end of	2011	2010

Additional share information

Par value (CHF)	100.00	100.00

Issued shares (million)	44.0	44.0

Shares outstanding (million)	44.0	44.0

Consolidated statements of changes in equity
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests		Total equity	Number of common shares outstanding

2011 (CHF million)

Balance at beginning of period	4,400	24,026		10,068	0		(10,711)	27,783	11,381		39,164	43,996,652	[2]

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(5)		–	–		–	(5)	4		(1)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership [3,4]	–	–		–	–		–	–	(3,369)		(3,369)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [4]	–	–		–	–		–	–	544		544	–

Net income/(loss)	–	–		1,028	–		–	1,028	852	[5]	1,880	–

Gains/(losses) on cash flow hedges	–	–		–	–		(32)	(32)	–		(32)	–

Foreign currency translation	–	–		–	–		(334)	(334)	39		(295)	–

Unrealized gains/(losses) on securities	–	–		–	–		(2)	(2)	–		(2)	–

Actuarial gains/(losses)	–	–		–	–		142	142	–		142	–

Net prior service cost	–	–		–	–		(1)	(1)	–		(1)	–

Total other comprehensive income/(loss), net of tax	–	–		–	–		(227)	(227)	39		(188)	–

Issuance of common shares/notes	–	(2)		–	–		–	(2)	–		(2)	–

Sale of treasury shares	–	3		–	612		–	615	–		615	–

Repurchase of treasury shares	–	–		–	(612)		–	(612)	–		(612)	–

Share-based compensation, net of tax	–	(142)	[6]	–	–		–	(142)	(2)		(144)	–

Dividends on share-based compensation, net of tax	–	(85)		–	–		–	(85)	–		(85)	–

Cash dividends paid	–	–		(226)	–		–	(226)	(59)		(285)	–

Changes in redeemable noncontrolling interests	–	(625)	[7]	–	–		–	(625)	(140)		(765)	–

Change in scope of consolidation	–	–		–	–		–	–	(302)		(302)	–

Balance at end of period	4,400	23,170		10,870	0		(10,938)	27,502	8,948		36,450	43,996,652

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding. 3 Distributions to owners in funds include the return of original capital invested and any related dividends. 4 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 5 Net income attributable to noncontrolling interests excludes CHF 49 million due to redeemable noncontrolling interests. 6 Includes a net tax charge of CHF 277 million from the excess recognized compensation expense over fair value of shares delivered. 7 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. Refer to "Note 30 – Guarantees and commitments" for further information.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

2010 (CHF million)

Balance at beginning of period	4,400	24,299	11,422	(487)	(8,406)	31,228	14,523	45,751	43,996,652

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(9)	(9)	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(2,207)	(2,207)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	471	471	–

Net income/(loss)	–	–	4,192	–	–	4,192	802	4,994	–

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)	–

Gains/(losses) on cash flow hedges	–	–	–	–	22	22	–	22	–

Foreign currency translation	–	–	–	–	(2,365)	(2,365)	(1,233)	(3,598)	–

Unrealized gains/(losses) on securities	–	–	–	–	14	14	–	14	–

Actuarial gains/(losses)	–	–	–	–	(110)	(110)	(1)	(111)	–

Net prior service cost	–	–	–	–	(1)	(1)	–	(1)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,440)	(2,440)	(1,234)	(3,674)	–

Issuance of common shares/notes	–	1,567	–	–	–	1,567	–	1,567	–

Sale of treasury shares	–	(28)	–	2,110	–	2,082	–	2,082	–

Repurchase of treasury shares	–	–	–	(1,623)	–	(1,623)	–	(1,623)	–

Share-based compensation, net of tax	–	(1,725)	–	–	–	(1,725)	10	(1,715)	–

Dividends on share-based compensation, net of tax	–	(87)	–	–	–	(87)	–	(87)	–

Cash dividends paid	–	–	(3,162)	–	–	(3,162)	(143)	(3,305)	–

Change in scope of consolidation	–	–	–	–	–	–	(911)	(911)	–

Other	–	–	–	–	–	–	79	79	–

Balance at end of period	4,400	24,026	10,068	0	(10,711)	27,783	11,381	39,164	43,996,652

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity	Number of common shares outstanding

2009 (CHF million)

Balance at beginning of period	4,400	25,059	5,132	18	(7,741)	26,868	19,281	46,149	43,996,652

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	9	–	–	–	9	(9)	0	–

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(468)	(468)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,229	1,229	–

Net income/(loss)	–	–	6,429	–	–	6,429	(697)	5,732	–

Gains/(losses) on cash flow hedges	–	–	–	–	17	17	–	17	–

Foreign currency translation	–	–	–	–	(472)	(472)	(303)	(775)	–

Unrealized gains/(losses) on securities	–	–	–	–	13	13	–	13	–

Actuarial gains/(losses)	–	–	–	–	(223)	(223)	–	(223)	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(665)	(665)	(303)	(968)	–

Issuance of common shares	–	(13)	–	–	–	(13)	–	(13)	–

Sale of treasury shares	–	50	–	1,645	–	1,695	–	1,695	–

Repurchase of treasury shares	–	–	–	(2,150)	–	(2,150)	–	(2,150)	–

Share-based compensation, net of tax	–	(797)	–	–	–	(797)	–	(797)	–

Dividends on share-based compensation, net of tax	–	(5)	–	–	–	(5)	–	(5)	–

Cash dividends paid	–	–	(141)	–	–	(141)	(111)	(252)	–

Change in scope of consolidation	–	–	–	–	–	–	(4,491)	(4,491)	–

Other	–	(3)	2	–	–	(1)	87	86	–

Balance at end of period	4,400	24,299	11,422	(487)	(8,406)	31,228	14,523	45,751	43,996,652

Consolidated statements of comprehensive income
in	2011	2010	2009

Comprehensive income (CHF million)

Net income	1,929	4,994	5,732

Other comprehensive income/(loss), net of tax [1]	(188)	(3,674)	(968)

Comprehensive income/(loss)	1,741	1,320	4,764

Comprehensive income/(loss) attributable to noncontrolling interests	940	(432)	(1,000)

Comprehensive income/(loss) attributable to shareholder	801	1,752	5,764

1 Refer to "Note 24 - Accumulated other comprehensive income" for details on the components of other comprehensive income.

Consolidated statements of cash flows
in	2011	2010	2009

Operating activities of continuing operations (CHF million)

Net income	1,929	4,994	5,732

(Income)/loss from discontinued operations, net of tax	0	19	(169)

Income from continuing operations	1,929	5,013	5,563

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,169	1,136	1,081

Provision for credit losses	97	(124)	460

Deferred tax provision/(benefit)	56	1,048	935

Share of net income/(loss) from equity method investments	(41)	(101)	(28)

Trading assets and liabilities, net	38,310	(10,571)	(8,623)

(Increase)/decrease in other assets	(7,638)	4,068	27,236

Increase/(decrease) in other liabilities	5,676	4,410	(40,612)

Other, net	(2,951)	3,684	1,782

Total adjustments	34,678	3,550	(17,769)

Net cash provided by/(used in) operating activities of continuing operations	36,607	8,563	(12,206)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(1,314)	(2,152)	1,584

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(14,480)	(28,904)	55,508

Purchase of investment securities	(196)	(241)	(67)

Proceeds from sale of investment securities	2,118	988	891

Maturities of investment securities	705	1,312	2,209

Investments in subsidiaries and other investments	(1,409)	(1,365)	(1,961)

Proceeds from sale of other investments	6,324	2,151	1,919

(Increase)/decrease in loans	(14,134)	6,492	3,690

Proceeds from sale of loans	689	817	992

Capital expenditures for premises and equipment and other intangible assets	(1,702)	(1,667)	(1,374)

Proceeds from sale of premises and equipment and other intangible assets	11	17	3

Other, net	120	249	169

Net cash provided by/(used in) investing activities of continuing operations	(23,268)	(22,303)	63,563

Consolidated statements of cash flows (continued)
in	2011	2010	2009

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	27,137	27,290	(30,327)

Increase/(decrease) in short-term borrowings	4,754	10,111	3,259

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	7,182	(6,997)	(47,354)

Issuances of long-term debt	32,531	54,979	61,467

Repayments of long-term debt	(36,052)	(48,931)	(71,061)

Issuances of common shares	(2)	1,567	(13)

Sale of treasury shares	615	2,082	1,695

Repurchase of treasury shares	(612)	(1,623)	(2,150)

Dividends paid/capital repayments	(285)	(3,305)	(257)

Excess tax benefits related to share-based compensation	0	608	181

Other, net	(2,759)	(3,336)	(3,628)

Net cash provided by/(used in) financing activities of continuing operations	32,509	32,445	(88,188)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(637)	(6,167)	(1,155)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	25	(42)	0

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	45,236	12,496	(37,986)

Cash and due from banks at beginning of period	65,031	52,535	90,521

Cash and due from banks at end of period	110,267	65,031	52,535

Supplemental cash flow information
in	2011	2010	2009

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	957	835	1,077

Cash paid for interest	17,133	18,846	19,283

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	0	0	869

Liabilities sold	0	0	799

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

> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group for a summary of significant accounting policies, with the exception of the following accounting policies.

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

Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by Bank management. For example, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases.

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

The expected long-term rate of return on plan assets is determined on a plan-by-plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy.

Health care cost trend rates are determined by reviewing external data and the Bank’s own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections.

The funded status of the Bank’s defined benefit post-retirement and pension plans is recognized in the consolidated balance sheets.
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
Own shares, own bonds and financial instruments on Group shares
The Bank’s shares are wholly-owned by Credit Suisse Group AG and are not subject to trading. The Bank may buy and sell Credit Suisse Group AG shares (Group shares), own bonds and financial instruments on Group shares within its normal trading and market-making activities. In addition, the Bank may hold Group shares to economically hedge commitments arising from employee share-based compensation awards. Group shares are reported as trading assets, unless those shares are held to economically hedge share award obligations. Hedging shares are reported as treasury shares, resulting in a reduction to total shareholder’s equity. Financial instruments on Group shares are recorded as assets or liabilities and carried at fair value. Dividends received on Group shares and unrealized and realized gains and losses on Group shares are recorded according to the classification of the shares as trading assets or treasury shares. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.

2 Recently issued accounting standards
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group for recently adopted accounting standards and standards to be adopted in future periods.

The impact on the Bank’s and Group’s financial condition, results of operations or cash flows was or is expected to be identical.
3 Business developments
> Refer to “Note 3 – Business developments” in V – Consolidated financial statements – Credit Suisse Group for further information.
4 Discontinued operations
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group for further information.
Income/(loss) from discontinued operations
in	2011	2010	2009

Income/(loss) from discontinued operations (CHF million)

Net revenues	–	(19)	56

Total expenses	–	0	(167)

Income/(loss) before taxes from discontinued operations	–	(19)	(111)

Gain on disposal	–	0	261	[1]

Income tax expense/(benefit)	–	0	(19)

Income/(loss) from discontinued operations, net of tax	–	(19)	169

1 Represents net gains from the deconsolidation of subsidiaries. The Bank did not retain any investment in the former subsidiaries.

5 Segment information
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking. Income from continuing operations before taxes, noncontrolling interests, extraordinary items and the cumulative effect of accounting changes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2011, 2010 and 2009 was CHF 407 million, CHF 536 million and CHF 654 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 1,745 million, CHF 1,782 million and CHF 1,789 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2011 and 2010, were CHF 51.4 billion and CHF 47.8 billion, respectively.

> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) from continuing operations before taxes
in	2011	2010	2009

Net revenues (CHF million)

Private Banking	10,877	11,631	11,662

Investment Banking	11,496	16,214	20,537

Asset Management	2,146	2,332	1,842

Adjustments [1,2]	(218)	(579)	(2,048)

Net revenues	24,301	29,598	31,993

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	2,348	3,426	3,651

Investment Banking	79	3,531	6,845

Asset Management	553	503	35

Adjustments [1,3]	(618)	(1,189)	(3,174)

Income/(loss) from continuing operations before taxes	2,362	6,271	7,357

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa, and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF 900 million, CHF 775 million and CHF (689) million in 2011, 2010 and 2009, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest (SEI) in such revenues. 3 Includes noncontrolling interest income/(loss) of CHF 816 million, CHF 702 million and CHF (872) million in 2011, 2010 and 2009, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have an SEI in such income.

Total assets
end of	2011	2010

Total assets (CHF million)

Private Banking	350,955	337,496

Investment Banking	804,420	803,613

Asset Management	28,667	27,986

Adjustments [1]	(160,867)	(160,334)

Total assets	1,023,175	1,008,761

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2011	2010	2009

Net revenues (CHF million)

Switzerland	7,083	7,758	9,073

EMEA	6,339	7,284	6,795

Americas	9,162	12,634	13,763

Asia Pacific	1,717	1,922	2,362

Net revenues	24,301	29,598	31,993

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	(198)	950	1,610

EMEA	1,177	1,383	960

Americas	2,289	4,739	5,076

Asia Pacific	(906)	(801)	(289)

Income/(loss) from continuing operations before taxes	2,362	6,271	7,357

The designation of net revenues and income/(loss) before taxes is based upon the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2011	2010

Total assets (CHF million)

Switzerland	195,995	168,755

EMEA	273,131	266,758

Americas	467,258	474,638

Asia Pacific	86,791	98,610

Total assets	1,023,175	1,008,761

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2011	2010	2009

Net interest income (CHF million)

Loans	4,235	4,620	5,575

Investment securities	72	66	207

Trading assets	11,620	14,013	13,280

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,260	2,663	3,076

Other	3,069	3,463	2,384

Interest and dividend income	22,256	24,825	24,522

Deposits	(1,702)	(1,591)	(2,977)

Short-term borrowings	(80)	(80)	(232)

Trading liabilities	(7,120)	(9,010)	(7,360)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,622)	(1,638)	(2,262)

Long-term debt	(5,515)	(6,134)	(4,800)

Other	(401)	(345)	(522)

Interest expense	(16,440)	(18,798)	(18,153)

Net interest income	5,816	6,027	6,369

7 Commissions and fees
in	2011	2010	2009

Commissions and fees (CHF million)

Lending business	1,243	1,404	995

Investment and portfolio management	3,490	3,705	3,666

Other securities business	77	58	124

Fiduciary business	3,567	3,763	3,790

Underwriting	1,479	2,125	2,375

Brokerage	3,748	3,714	3,846

Underwriting and brokerage	5,227	5,839	6,221

Other services	1,927	2,116	1,764

Commissions and fees	11,964	13,122	12,770

8 Trading revenues
in	2011	2010	2009

Trading revenues (CHF million)

Interest rate products	6,589	5,653	10,067

Foreign exchange products	(4,540)	1,959	196

Equity/index-related products	1,722	2,467	4,349

Credit products	490	(1,641)	(3,960)

Commodity, emission and energy products	362	309	542

Other products	133	325	970

Total	4,756	9,072	12,164

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group for further information.

9 Other revenues
in	2011	2010	2009

Other revenues (CHF million)

Noncontrolling interests without SEI	794	723	(917)

Loans held-for-sale	(4)	(84)	(287)

Long-lived assets held-for-sale	(116)	(182)	13

Equity method investments	137	193	95

Other investments	331	117	907

Other	623	610	879

Other revenues	1,765	1,377	690

10 Provision for credit losses
in	2011	2010	2009

Provision for credit losses (CHF million)

Provision for loan losses	54	(139)	271

Provision for lending-related and other exposures	43	15	189

Provision for credit losses	97	(124)	460

11 Compensation and benefits
in	2011		2010	2009

Compensation and benefits (CHF million)

Salaries and deferred and variable compensation expense	10,839		11,885	12,857

Social security	819		884	973

Other [1]	1,125		1,603	876

Compensation and benefits	12,783	[2]	14,372	14,706

1 Includes pension and other post-retirement expense of CHF 869 million, CHF 905 million and CHF 641 million, in 2011, 2010 and 2009, respectively, and the UK levy on variable compensation of CHF 404 million in 2010. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 539 million.

12 General and administrative expenses
in	2011	2010	2009

General and administrative expenses (CHF million)

Occupancy expenses	1,058	1,119	1,121

IT, machinery, etc.	1,422	1,320	1,191

Provisions and losses	702	491	1,434

Travel and entertainment	405	432	413

Professional services	1,984	2,082	1,759

Amortization and impairment of other intangible assets	30	34	48

Other	1,613	1,610	1,656

General and administrative expenses	7,214	7,088	7,622

13 Securities borrowed, lent and subject to repurchase agreements
end of	2011	2010

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	171,708	149,229

Deposits paid for securities borrowed	64,779	71,479

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,487	220,708

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	161,220	147,878

Deposits received for securities lent	15,339	20,516

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	168,394

> Refer to “Note 14 – Securities borrowed, lent and subject to repurchase agreements” in V – Consolidated financial statements – Credit Suisse Group for further information.
14 Trading assets and liabilities
end of	2011	2010

Trading assets (CHF million)

Debt securities	144,184	153,228

Equity securities [1]	65,138	101,196

Derivative instruments [2]	52,070	47,776

Other	14,682	19,056

Trading assets	276,074	321,256

Trading liabilities (CHF million)

Short positions	67,567	76,219

Derivative instruments [2]	59,131	57,718

Trading liabilities	126,698	133,937

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral receivables and payables
end of	2011	2010

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	36,326	28,400

Receivables not netted [1]	15,812	14,987

Total	52,138	43,387

Cash collateral payables (CHF million)

Payables netted against derivative positions	37,883	29,480

Payables not netted [1]	11,933	14,428

Total	49,816	43,908

1 Recorded as cash collateral on derivative instruments, refer to "Note 21 - Other assets and other liabilities".

15 Investment securities
end of	2011	2010

Investment securities (CHF million)

Debt securities held-to-maturity	2	139

Securities available-for-sale	3,511	6,192

Total investment securities	3,513	6,331

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2011 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by foreign governments	2,916	113	1	3,028

Corporate debt securities	352	0	0	352

Collateralized debt obligations	40	1	0	41

Debt securities available-for-sale	3,308	114	1	3,421

Banks, trust and insurance companies	68	8	0	76

Industry and all other	13	1	0	14

Equity securities available-for-sale	81	9	0	90

Securities available-for-sale	3,389	123	1	3,511

2010 (CHF million)

Debt securities issued by foreign governments	139	0	0	139

Debt securities held-to-maturity	139	0	0	139

Debt securities issued by foreign governments	5,418	225	0	5,643

Corporate debt securities	387	0	0	387

Collateralized debt obligations	71	2	0	73

Debt securities available-for-sale	5,876	227	0	6,103

Banks, trust and insurance companies	69	10	0	79

Industry and all other	9	1	0	10

Equity securities available-for-sale	78	11	0	89

Securities available-for-sale	5,954	238	0	6,192

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2011 (CHF million)

Debt securities issued by foreign governments	8	1	0	0	8	1

Debt securities available-for-sale	8	1	0	0	8	1

There were no unrealized losses on investment securities in 2010. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2011	2010	2009	2011	2010	2009

Additional information (CHF million)

Proceeds from sales	2,117	985	723	1	3	168

Realized gains	40	5	17	0	0	22

Realized losses	(22)	(11)	(14)	0	0	(1)

Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

2011 (CHF million)

Due within 1 year	2	2	5.06	1,672	1,693	3.25

Due from 1 to 5 years	0	0	–	1,580	1,669	3.63

Due from 5 to 10 years	0	0	–	0	0	–

Due after 10 years	0	0	–	56	59	5.22

Total debt securities	2	2	5.06	3,308	3,421	3.46

16 Other investments
end of	2011	2010

Other investments (CHF million)

Equity method investments	2,508	3,909

Non-marketable equity securities [1]	7,618	9,831

Real estate held for investment	731	420

Life finance instruments [2]	2,022	1,895

Total other investments	12,879	16,055

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
> Refer to “Note 32 – Financial instruments” for further information on such investments.
Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.

The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. In 2011, an impairment of CHF 3 million was recorded. No impairments were recorded in 2010 and 2009.

Accumulated depreciation related to real estate held for investment amounted to CHF 278 million, CHF 273 million and CHF 326 million for 2011, 2010 and 2009, respectively.
> Refer to “Note 17 – Other investments” in V – Consolidated financial statements – Credit Suisse Group for further information.
17 Loans, allowance for loan losses and credit quality
end of	2011	2010

Loans (CHF million)

Mortgages	72,980	69,953

Loans collateralized by securities	22,593	21,247

Consumer finance	3,753	2,833

Consumer	99,326	94,033

Real estate	22,000	20,115

Commercial and industrial loans	56,618	51,842

Financial institutions	32,870	33,608

Governments and public institutions	2,245	2,059

Corporate & institutional	113,733	107,624

Gross loans	213,059	201,657

of which held at amortized cost	192,365	183,105

of which held at fair value	20,694	18,552

Net (unearned income)/deferred expenses	(99)	(97)

Allowance for loan losses	(689)	(812)

Net loans	212,271	200,748

Gross loans by location (CHF million)

Switzerland	128,525	123,506

Foreign	84,534	78,151

Gross loans	213,059	201,657

Impaired loan portfolio (CHF million)

Non-performing loans	515	690

Non-interest-earning loans	219	298

Total non-performing and non-interest-earning loans	734	988

Restructured loans	13	52

Potential problem loans	574	438

Total other impaired loans	587	490

Gross impaired loans	1,321	1,478

Allowance for loan losses
	2011			2010	2009

	Consumer	Corporate & institutional	Total	Total	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	143	669	812	1,184	1,428

Net movements recognized in statements of operations	(5)	59	54	(139)	271

Gross write-offs	(51)	(169)	(220)	(234)	(618)

Recoveries	33	4	37	57	57

Net write-offs	(18)	(165)	(183)	(177)	(561)

Provisions for interest	1	11	12	1	38

Foreign currency translation impact and other adjustments, net	6	(12)	(6)	(57)	8

Balance at end of period	127	562	689	812	1,184

Allowance for loan losses and gross loans held at amortized cost by loan portfolio
	2011			2010			2009

end of	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Total

Allowance for loan losses (CHF million)

Balance at end of period	127	562	689	143	669	812	1,184

of which individually evaluated for impairment	99	388	487	110	490	600	839

of which collectively evaluated for impairment	28	174	202	33	179	212	345

Gross loans held at amortized cost (CHF million)

Balance at end of period	99,316	93,049	192,365	94,027	89,078	183,105	–

of which individually evaluated for impairment	327	850	1,177	384	903	1,287	–

of which collectively evaluated for impairment	98,989	92,199	191,188	93,643	88,175	181,818	–

Purchases, reclassifications and sales
	2011

in	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases	–	4,121	4,121

Reclassifications to loans held-for-sale [1]	–	1,363	1,363

Sales [1]	–	1,117	1,117

1 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

2011 (CHF million)

Mortgages	151	560	8,023	47,769	15,815	487	8	16	0	151	72,980

Loans collateralized by securities	0	15	376	20,667	1,429	84	0	0	0	22	22,593

Consumer finance	0	4	43	2,990	504	20	0	9	23	150	3,743

Consumer	151	579	8,442	71,426	17,748	591	8	25	23	323	99,316

Real estate	340	193	893	11,209	8,784	267	0	3	0	40	21,729

Commercial and industrial loans	398	159	1,675	20,128	18,225	2,922	171	26	117	647	44,468

Financial institutions	3,906	2,204	11,092	5,462	1,622	760	3	43	0	119	25,211

Governments and public institutions	55	84	320	444	158	104	470	0	0	6	1,641

Corporate & institutional	4,699	2,640	13,980	37,243	28,789	4,053	644	72	117	812	93,049

Gross loans held at amortized cost	4,850	3,219	22,422	108,669	46,537	4,644	652	97	140	1,135	192,365

Value of collateral [1]	3,920	1,672	13,203	99,341	38,159	2,694	96	80	0	726	159,891

2010 (CHF million)

Mortgages	137	1,193	9,412	41,393	16,938	699	15	3	0	163	69,953

Loans collateralized by securities	1	66	330	19,681	1,116	9	0	0	0	44	21,247

Consumer finance	0	2	104	2,113	384	18	0	28	1	177	2,827

Consumer	138	1,261	9,846	63,187	18,438	726	15	31	1	384	94,027

Real estate	22	269	1,561	8,645	8,894	398	0	0	0	52	19,841

Commercial and industrial loans	350	615	1,891	19,896	14,917	2,863	95	239	159	687	41,712

Financial institutions	2,183	5,492	8,070	7,028	1,850	1,293	0	0	20	88	26,024

Governments and public institutions	57	140	209	425	87	60	517	0	0	6	1,501

Corporate & institutional	2,612	6,516	11,731	35,994	25,748	4,614	612	239	179	833	89,078

Gross loans held at amortized cost	2,750	7,777	21,577	99,181	44,186	5,340	627	270	180	1,217	183,105

Value of collateral [1]	2,476	3,645	12,975	91,558	38,036	3,416	66	0	0	545	152,717

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total

2011 (CHF million)

Mortgages	72,799	46	11	3	121	181	72,980

Loans collateralized by securities	22,449	129	4	1	10	144	22,593

Consumer finance	3,302	371	29	26	15	441	3,743

Consumer	98,550	546	44	30	146	766	99,316

Real estate	21,673	41	3	1	11	56	21,729

Commercial and industrial loans	43,751	441	87	48	141	717	44,468

Financial institutions	25,061	78	2	48	22	150	25,211

Governments and public institutions	1,640	1	0	0	0	1	1,641

Corporate & institutional	92,125	561	92	97	174	924	93,049

Gross loans held at amortized cost	190,675	1,107	136	127	320	1,690	192,365

2010 (CHF million)

Mortgages	69,713	80	14	8	138	240	69,953

Loans collateralized by securities	21,184	46	2	0	15	63	21,247

Consumer finance	2,484	267	37	9	30	343	2,827

Consumer	93,381	393	53	17	183	646	94,027

Real estate	19,780	35	0	1	25	61	19,841

Commercial and industrial loans	40,493	715	94	42	368	1,219	41,712

Financial institutions	25,886	125	3	0	10	138	26,024

Governments and public institutions	1,497	3	1	0	0	4	1,501

Corporate & institutional	87,656	878	98	43	403	1,422	89,078

Gross loans held at amortized cost	181,037	1,271	151	60	586	2,068	183,105

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

2011 (CHF million)

Mortgages	124	5	129	0	44	44	173

Loans collateralized by securities	25	11	36	0	0	0	36

Consumer finance	113	28	141	0	24	24	165

Consumer	262	44	306	0	68	68	374

Real estate	11	6	17	0	25	25	42

Commercial and industrial loans	193	111	304	13	424	437	741

Financial institutions	49	52	101	0	57	57	158

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	253	175	428	13	506	519	947

Gross impaired loans	515	219	734	13	574	587	1,321

2010 (CHF million)

Mortgages	135	15	150	0	43	43	193

Loans collateralized by securities	37	11	48	0	1	1	49

Consumer finance	146	29	175	0	3	3	178

Consumer	318	55	373	0	47	47	420

Real estate	34	10	44	0	14	14	58

Commercial and industrial loans	329	187	516	52	305	357	873

Financial institutions	9	40	49	0	72	72	121

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	372	243	615	52	391	443	1,058

Gross impaired loans	690	298	988	52	438	490	1,478

Gross impaired loan details
	2011			2010

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan details (CHF million)

Mortgages	138	131	17	168	158	26

Loans collateralized by securities	36	34	22	49	45	36

Consumer finance	153	151	60	167	166	48

Consumer	327	316	99	384	369	110

Real estate	27	22	16	55	45	29

Commercial and industrial loans	675	650	283	724	667	366

Financial institutions	142	141	83	118	117	89

Governments and public institutions	6	4	6	6	4	6

Corporate & institutional	850	817	388	903	833	490

Gross impaired loans with a specific allowance	1,177	1,133	487	1,287	1,202	600

Mortgages	33	33	–	25	25	–

Loans collateralized by securities	1	1	–	0	0	–

Consumer finance	13	13	–	11	12	–

Consumer	47	47	–	36	37	–

Real estate	14	14	–	3	3	–

Commercial and industrial loans	67	67	–	149	146	–

Financial institutions	16	16	–	3	4	–

Governments and public institutions	0	0	–	0	0	–

Corporate & institutional	97	97	–	155	153	–

Gross impaired loans without specific allowance	144	144	–	191	190	–

Gross impaired loans	1,321	1,277	487	1,478	1,392	600

of which consumer loans	374	363	99	420	406	110

of which corporate and institutional loans	947	914	388	1,058	986	490

Gross impaired loan details (continued)
	2011			2010

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan details (CHF million)

Mortgages	139	1	0	169	1	1

Loans collateralized by securities	35	0	0	48	1	0

Consumer finance	135	2	1	191	8	4

Consumer	309	3	1	408	10	5

Real estate	28	0	0	52	0	0

Commercial and industrial loans	812	7	6	701	5	5

Financial institutions	147	0	0	133	0	0

Governments and public institutions	6	0	0	6	0	0

Corporate & institutional	993	7	6	892	5	5

Gross impaired loans with a specific allowance	1,302	10	7	1,300	15	10

Mortgages	68	0	0	77	0	0

Loans collateralized by securities	4	0	0	3	0	0

Consumer finance	19	0	0	14	0	0

Consumer	91	0	0	94	0	0

Real estate	74	5	5	14	0	0

Commercial and industrial loans	130	0	0	238	0	0

Financial institutions	19	0	0	4	0	0

Governments and public institutions	0	0	0	0	0	0

Corporate & institutional	223	5	5	256	0	0

Gross impaired loans without specific allowance	314	5	5	350	0	0

Gross impaired loans	1,616	15	12	1,650	15	10

of which consumer loans	400	3	1	502	10	5

of which corporate and institutional loans	1,216	12	11	1,148	5	5

As of December 31, 2011 and 2010, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information.
18 Premises and equipment
end of	2011	2010

Premises and equipment (CHF million)

Buildings and improvements	3,671	3,524

Land	732	734

Leasehold improvements	2,198	1,930

Software	4,603	3,793

Equipment	3,055	2,967

Premises and equipment	14,259	12,948

Accumulated depreciation	(7,559)	(6,728)

Total premises and equipment, net	6,700	6,220

Depreciation and impairment
in	2011	2010	2009

CHF million

Depreciation	1,053	1,085	988

Impairment	84	16	45

In 2011, the estimated useful lives for leasehold and building improvements in Switzerland were increased from five to ten years, based on a change in estimate. The cumulative effect of adopting this change in estimate on January 1, 2011 was a decrease in depreciation expense of CHF 57 million (CHF 50 million after tax).

19 Goodwill and other intangible assets
Goodwill
end of	2011				2010

	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)	Private Banking	Investment Banking	Asset Manage- ment	Credit Suisse (Bank)

Gross amount of goodwill (CHF million)

Balance at beginning of period	339	5,707	1,486	7,532	379	6,203	1,632	8,214

Foreign currency translation impact	(8)	16	(4)	4	(40)	(496)	(145)	(681)

Other	2	0	0	2	0	0	(1)	(1)

Balance at end of period	333	5,723	1,482	7,538	339	5,707	1,486	7,532

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	0	82	0	82	0	82

Balance at end of period	0	82	0	82	0	82	0	82

Net book value (CHF million)

Net book value	333	5,641	1,482	7,456	339	5,625	1,486	7,450

> Refer to “Note 20 – Goodwill and other intangible assets” in V – Consolidated financial statements – Credit Suisse Group for further information.
Other intangible assets
	2011			2010

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	26	(21)	5	26	(21)	5

Client relationships	357	(189)	168	365	(165)	200

Other	7	(1)	6	0	0	0

Total amortizing other intangible assets	390	(211)	179	391	(186)	205

Non-amortizing other intangible assets	101	–	101	99	–	99

of which mortgage servicing rights, at fair value	70	–	70	66	–	66

Total other intangible assets	491	(211)	280	490	(186)	304

Additional information
in	2011	2010	2009

Aggregate amortization and impairment (CHF million)

Aggregate amortization	30	33	41

Impairment	0	1	7

Estimated amortization
Estimated amortization (CHF million)

2012	27

2013	24

2014	23

2015	22

2016	18

> Refer to “Note 20 – Goodwill and other intangible assets” in V – Consolidated financial statements – Credit Suisse Group for further information.
20 Life settlement contracts
2011	within 1 year	within 1-2 years	within 2-3 years	within 3-4 years	within 4-5 years	Thereafter	Total

Fair value method

Number of contracts	563	986	1,943	2,005	2,330	614	8,441

Carrying value (CHF million)	19	32	59	68	67	550	795

Face value (CHF million)	20	35	67	88	94	2,580	2,884

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	54	54

Face value (CHF million)	–	–	–	–	–	74	74

2010

Fair value method

Number of contracts	929	500	1,002	1,789	1,850	2,804	8,874

Carrying value (CHF million)	30	27	42	80	134	545	858

Face value (CHF million)	31	51	67	137	316	2,877	3,479

Investment method

Number of contracts	–	–	–	–	–	8	8

Carrying value (CHF million)	–	–	–	–	–	51	51

Face value (CHF million)	–	–	–	–	–	70	70

Realized and unrealized gains and losses on life settlement contracts accounted for under the fair value method
in	2011	2010	2009

CHF million

Realized gains/(losses)	12	44	(39)

Unrealized gains/(losses)	(30)	(105)	(8)

> Refer to “Note 21 – Life settlement contracts” in V – Consolidated financial statements – Credit Suisse Group for further information.
21 Other assets and other liabilities
end of	2011	2010

Other assets (CHF million)

Cash collateral on derivative instruments	15,812	14,987

Cash collateral on non-derivative transactions	2,083	1,792

Derivative instruments used for hedging	3,607	2,682

Assets held-for-sale	21,205	26,886

of which loans [1]	20,457	24,925

of which real estate	732	1,946

Assets held for separate accounts	14,407	13,815

Interest and fees receivable	6,013	5,098

Deferred tax assets	8,843	9,350

Prepaid expenses	592	442

Failed purchases	1,513	1,279

Other	3,884	2,974

Other assets	77,959	79,305

Other liabilities (CHF million)

Cash collateral on derivative instruments	11,933	14,428

Cash collateral on non-derivative transactions	1,002	20

Derivative instruments used for hedging	1,745	1,059

Provisions [2]	1,035	1,606

of which off-balance sheet risk	64	551

Liabilities held for separate accounts	14,407	13,815

Interest and fees payable	6,875	6,685

Current tax liabilities	782	1,104

Deferred tax liabilities	219	267

Failed sales	6,888	7,354

Other	17,051	14,868

Other liabilities	61,937	61,206

1 Included as of December 31, 2011 and 2010 were CHF 6,299 million and CHF 7,818 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 1,386 million and CHF 1,223 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP. 2 Includes provision for bridge commitments.

22 Deposits
	2011				2010

end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	7,557	3,500	11,057		7,849	2,612	10,461

Interest-bearing demand deposits	107,953	20,577	128,530		95,440	18,478	113,918

Savings deposits	46,576	38	46,614		45,423	27	45,450

Time deposits	15,257	137,725	152,982	[1]	17,669	123,944	141,613	[1]

Total deposits	177,343	161,840	339,183	[2]	166,381	145,061	311,442	[2]

of which due to banks	–	–	51,484		–	–	47,675

of which customer deposits	–	–	287,699		–	–	263,767

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1 Included as of December 31, 2011 and 2010 were CHF 152,575 million and CHF 141,169 million, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more. 2 Not included as of December 31, 2011 and 2010 were CHF 51 million and CHF 48 million, respectively, of overdrawn deposits reclassified as loans.

23 Long-term debt
end of	2011	2010

Long-term debt (CHF million)

Senior	118,551	126,441

Subordinated	25,998	24,960

Non-recourse liabilities from consolidated VIEs	14,858	19,739

Long-term debt	159,407	171,140

of which reported at fair value	68,256	81,474

of which structured notes	33,412	36,201

Long-term debt by maturities
end of	2012	2013	2014	2015	2016	Thereafter	Total

Long-term debt (CHF million)

Senior debt
Fixed rate	9,935	12,669	9,341	11,492	3,785	19,879	67,101

Variable rate	13,363	10,475	7,709	5,447	3,806	10,650	51,450

Interest rates (range in %) [1]	0.0-16.0	0.0-13.6	0.0-13.7	0.0-13.2	0.0-11.9	0.0-7.1	–

Subordinated debt
Fixed rate	184	3,664	121	424	39	17,493	21,925

Variable rate	3,000	–	200	20	30	823	4,073

Interest rates (range in %) [1]	0.4-8.0	3.7-7.9	–	4.2-10.3	4.8	0.0-13.1	–

Non-recourse liabilities from consolidated VIEs
Fixed rate	129	2	–	399	2	948	1,480

Variable rate	538	17	369	625	1,451	10,378	13,378

Interest rates (range in %) [1]	0.0-2.7	–	0.0-13.2	0.0-12.6	0.0-12.8	0.0-11.3	–

Total long-term debt	27,149	26,827	17,740	18,407	9,113	60,171	159,407

of which structured notes	8,732	4,434	4,694	3,784	3,239	8,529	33,412

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.
24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2011 (CHF million)

Balance at beginning of period	32	(9,975)	98	(871)	5	(10,711)

Increase/(decrease)	(5)	(350)	22	103	0	(230)

Reclassification adjustments, included in net income	(27)	16	(24)	39	(1)	3

Balance at end of period	0	(10,309)	96	(729)	4	(10,938)

2010 (CHF million)

Balance at beginning of period	10	(7,745)	84	(761)	6	(8,406)

Increase/(decrease)	45	(2,352)	8	(134)	0	(2,433)

Reclassification adjustments, included in net income	(23)	(13)	6	24	(1)	(7)

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	32	(9,975)	98	(871)	5	(10,711)

2009 (CHF million)

Balance at beginning of period	(7)	(7,273)	71	(538)	6	(7,741)

Increase/(decrease)	30	(522)	28	(238)	0	(702)

Reclassification adjustments, included in net income	(13)	50	(15)	15	0	37

Balance at end of period	10	(7,745)	84	(761)	6	(8,406)

Refer to "Note 25 - Tax" and "Note 28 - Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income.

25 Tax
Income/(loss) from continuing operations before taxes in Switzerland and foreign countries
in	2011	2010	2009

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	(198)	950	1,610

Foreign	2,560	5,321	5,747

Income from continuing operations before taxes	2,362	6,271	7,357

Details of current and deferred taxes
in	2011	2010	2009

Current and deferred taxes (CHF million)

Switzerland	(53)	(25)	99

Foreign	430	235	760

Current income tax expense	377	210	859

Switzerland	(252)	(293)	32

Foreign	308	1,341	903

Deferred income tax expense	56	1,048	935

Income tax expense	433	1,258	1,794

Income tax expense/(benefit) on discontinued operations	0	0	(19)

Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	(4)	4	0

Cumulative translation adjustment	16	32	(164)

Unrealized gains/(losses) on securities	16	0	7

Actuarial gains/(losses)	29	(46)	(81)

Net prior service cost	(1)	0	(1)

Share-based compensation and treasury shares	274	(608)	(169)

Reconciliation of taxes computed at the Swiss statutory rate
in	2011	2010	2009

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	520	1,380	1,619

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(5)	569	887

Non-deductible amortization of other intangible assets and goodwill impairment	0	1	3

Other non-deductible expenses	443	619	502

Additional taxable income	6	22	70

Lower taxed income [1]	(470)	(760)	(575)

Income taxable to noncontrolling interests	(312)	(282)	313

Changes in tax law and rates	170	119	3

Changes in deferred tax valuation allowance [1]	464	54	(91)

Other [1]	(383)	(464)	(937)

Income tax expense	433	1,258	1,794

1 See explanation below.

Lower taxed income
2011 included a tax benefit of CHF 55 million in respect of the Swiss tax effect relating to the reduction in the valuation of an investment in a subsidiary.
2011 and 2010 included a tax benefit of CHF 116 million and CHF 130 million, respectively, in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank.

2010 included a tax benefit of CHF 380 million in respect of a legal entity merger that reflected regulatory concerns about complex holding structures.
Changes in deferred tax valuation allowance
2011 included an increase to the valuation allowance of CHF 428 million in respect of three of the Bank’s operating entities, two in the UK and one in Asia, mainly relating to deferred tax assets on tax loss carry-forwards.

2011, 2010 and 2009 included a tax benefit of CHF 7 million, CHF 199 million and CHF 567 million, respectively, resulting from the release of valuation allowances on deferred tax assets for one of the Bank’s operating entities in the US. The 2009 tax benefit was partially offset by a net increase to the valuation allowance on deferred tax assets on net tax loss carry-forwards of CHF 433 million.

2010 included an increase to the valuation allowance of CHF 193 million in respect of one of the Bank’s operating entities in the UK relating to deferred tax assets on tax loss carry-forwards.
Other
2011 included a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Bank’s operating entities, one in Switzerland and one in the US.
2011, 2010 and 2009 included an amount of CHF 125 million, CHF 301 million and CHF 156 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters.

2009 included foreign exchange translation gains of CHF 460 million relating to deferred tax assets on tax loss carry-forwards recorded in UK entities. The foreign exchange movements arose due to tax loss carry-forwards denominated in British pounds, which differs from the functional currency of the reporting entities. UK tax law was enacted during 2009 which had the effect of removing these foreign exchange movements going forward.

2009 included a tax benefit of CHF 91 million relating to the increase of deferred tax assets on net operating loss carry-forwards, which was offset by an equivalent increase of valuation allowance on deferred tax assets on net operating loss carry-forwards.

As of December 31, 2011, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 7.5 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2011	2010

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,172	2,189

Loans	392	602

Investment securities	1,480	1,470

Provisions	1,943	1,530

Business combinations	101	96

Derivatives	385	264

Real estate	211	200

Net operating loss carry-forwards	7,276	7,195

Other	174	142

Gross deferred tax assets before valuation allowance	14,134	13,688

Less valuation allowance	(2,674)	(2,255)

Gross deferred tax assets net of valuation allowance	11,460	11,433

Compensation and benefits	(129)	(62)

Loans	(147)	(135)

Investment securities	(1,192)	(733)

Provisions	(342)	(535)

Business combinations	(227)	(277)

Derivatives	(392)	(420)

Leasing	(58)	(66)

Real estate	(67)	(68)

Other	(282)	(54)

Gross deferred tax liabilities	(2,836)	(2,350)

Net deferred tax assets	8,624	9,083

The decrease in net deferred tax assets from 2010 to 2011 of CHF 459 million was primarily due to the recognition of a valuation allowance against deferred tax assets, mainly in the UK and Asia, of CHF 419 million, a write-down of CHF 172 million as a result of changes to corporation tax rates in the UK and Japan and foreign exchange translation losses of CHF 30 million, which are included within the currency translation adjustment recorded in accumulated other comprehensive income/(loss) (AOCI). These decreases were partially offset by an increase in net deferred tax asset balances following a re-measurement of deferred tax balances in Switzerland and the US of CHF 377 million. The remaining movement, a reduction of net deferred tax assets of CHF 215 million, mainly represents the impact of temporary differences and taxable income in 2011.

The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 8,406 million, net of a valuation allowance of CHF 1,302 million as of the end of 2010 to CHF 7,766 million, net of a valuation allowance of CHF 1,643 million as of the end of 2011.

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 2.7 billion as of December 31, 2011 compared to CHF 2.3 billion as of December 31, 2010.

Amounts and expiration dates of net operating loss carry-forwards
end of 2011	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	31

Due to expire within 2 to 5 years	8,331

Due to expire within 6 to 10 years	3,654

Due to expire within 11 to 20 years	8,199

Amount due to expire	20,215

Amount not due to expire	11,324

Total net operating loss carry-forwards	31,539

Movements in the valuation allowance
in	2011	2010	2009

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,255	2,790	2,922

Net changes	419	(535)	(132)

Balance at end of period	2,674	2,255	2,790

Tax benefits associated with share-based compensation
in	2011	2010	2009

Tax benefits associated with share-based compensation (CHF million)

Tax benefits recorded in the consolidated statements of operations	464	536	623

Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(277)	615	179

Tax benefits in respect of tax on dividend equivalent payments	1	26	0

> Refer to “Note 26 – Employee deferred compensation” for further information on share-based compensation.
However, windfall deductions and dividend equivalents aggregating CHF 1.1 billion and CHF 1.0 billion for 2011 and 2010, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 278 million tax benefit will be recorded in additional paid-in capital.

Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2011	2010	2009

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	578	944	1,136

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	54	53	18

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(177)	(286)	(197)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	29	37	25

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(65)	(12)	(48)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(19)	(88)	(6)

Other (including foreign currency translation)	(30)	(70)	16

Balance at end of period	370	578	944

of which, if recognized, would affect the effective tax rate	364	553	895

Interest and penalties
in	2011	2010	2009

Interest and penalties (CHF million)

Interest and penalties recognized in the consolidated statements of operations	(19)	(42)	(16)

Interest and penalties recognized in the consolidated balance sheets	82	206	267

Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date.

It is reasonably possible that there will be a decrease of between zero and CHF 26 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2008; the US – 2006; Japan – 2005; the Netherlands – 2005; and the UK – 2003.

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
26 Employee deferred compensation
Deferred compensation for employees
> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
The following tables show the compensation expense for deferred compensation awards granted in 2011 and prior years that was recognized in the consolidated statements of operations during 2011, 2010, and 2009, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2011 and prior years outstanding as of December 31, 2011 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized.

Deferred compensation expense
in	2011	2010	2009

Deferred compensation expense (CHF million)

Share awards	758	293	330

Adjustable Performance Plan awards	1,086	948	–

Restricted Cash Awards	252	–	–

Scaled Incentive Share Units	404	552	–

Incentive Share Units	172	713	1,498

Cash Retention Awards	0	574	819

Performance Incentive Plans (PIP I and PIP II) [1]	0	(2)	18

2008 Partner Asset Facility awards [2]	3	45	628

Other cash awards	325	410	420

Total deferred compensation expense	3,000	3,533	3,713

Total shares delivered (million)

Total shares delivered	23.6	46.7	38.1

1 Includes claw backs. 2 Represents the change in the underlying fair value of the indexed assets during the period. 2009 also included the vesting of the remaining 33.3% in the first quarter.

Additional information
end of	2011

Estimated unrecognized compensation expense (CHF million)

Share awards	1,089

Adjustable Performance Plan awards	559

Restricted cash awards	167

Scaled Incentive Share Units	208

Incentive Share Units	85

Other cash awards	77

Total	2,185

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Does not include the estimated unrecognized compensation expense relating to grants made in 2012 for 2011.

Fair value assumptions for share-based compensation
The following table illustrates the significant assumptions used to estimate the >>>fair value of Scaled Incentive Share Units (SISUs) and Incentive Share Units (ISUs) granted in 2010 and 2009, based on the annual deferred compensation process.

Significant fair value assumptions
	2010		2009

	SISU	ISU	ISU

Significant fair value assumptions

Expected volatility, in %	33.42	33.52	62.97

Expected dividend cash flows, in CHF
2009	–	–	0.10

2010	1.45	1.45	0.60

2011	1.55	1.55	1.00

2012	1.65	1.65	–

2013	1.75	–	–

Expected risk-free interest rate, in %	1.26	1.00	1.24

Expected term, in years	4	3	3

Share awards
On January 19, 2012, the Bank granted 19.7 million share awards with a total value of CHF 432 million. The estimated unrecognized compensation expense of CHF 457 million was determined based on the fair value of the award as of the grant date, including the current estimate of future forfeitures, and will be recognized over the three-year vesting period, subject to early retirement rules. On January 20, 2011, the Bank granted 34.0 million share awards with a total value of CHF 1,408 million.

On January 19, 2012, the Bank granted 0.4 million blocked shares for approximately CHF 9 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2011. On January 20, 2011, the Bank granted 0.7 million blocked shares for approximately CHF 30 million.

Performance share awards
On January 19, 2012, the Bank granted 23.2 million performance share awards with a total value of CHF 509 million. The fair value of each share award was CHF 23.90, equivalent to the Group’s closing share price on the grant date. The estimated unrecognized compensation expense of CHF 539 million was determined based on the fair value of the award as of the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures, and will be recognized over the three-year vesting period, subject to early retirement rules.

Share award activities
	2011		2010		2009

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	17.3	43.86	15.5	45.67	20.5	58.90

Granted	39.8	41.03	7.1	45.30	8.1	40.35

Settled	(7.4)	43.39	(4.9)	48.39	(12.5)	69.36

Forfeited	(2.1)	43.39	(0.4)	51.65	(0.6)	53.33

Balance at end of period	47.6	41.91	17.3	43.86	15.5	45.67

of which vested	1.8		1.3	–	1.2	–

of which unvested	45.8		16.0	–	14.3	–

2011 Partner Asset Facility
In January 2012, the Bank awarded 2011 Partner Asset Facility (PAF2) units with a total value of CHF 497 million. As of the grant date, March 1, 2012, the estimated unrecognized expense was CHF 538 million, which will be recognized in the first quarter of 2012 as the awards will have fully vested as of March 31, 2012. Compensation expense will continue to be updated at each reporting period date to reflect any change in the underlying fair value of the PAF2 awards until the awards are finally settled.

Adjustable Performance Plan Awards
On January 20, 2011 and January 21, 2010, the Bank granted Adjustable Performance Plan awards with a total value of CHF 1,099 million and CHF 1,186 million, respectively.
Restricted Cash Award
On January 20, 2011, the Bank granted Restricted Cash Awards with a total value of CHF 465 million.
Scaled Incentive Share Unit
On January 21, 2010, the Bank granted 20.7 million SISUs.
Scaled Incentive Share Unit activities
	2011	2010

Number of awards (million)

Balance at beginning of period	20.0	–

Granted	–	20.7

Settled	(5.0)	(0.2)

Forfeited	(0.6)	(0.5)

Balance at end of period	14.4	20.0

of which vested	1.0	0.2

of which unvested	13.4	19.8

Incentive Share Unit
On January 21, 2010 and January 21, 2009, the Bank granted 6.0 million and 25.9 million ISUs, respectively.
The ISU leverage units granted in 2007 were settled in the first quarter of 2011 and did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 58.45.

Incentive Share Unit activities
	2011	2010	2009

Number of awards (million)

Balance at beginning of period	37.2	40.2	59.3

Granted [1]	–	6.0	25.9

Settled	(23.0)	(8.2)	(42.8)

Forfeited	(1.0)	(0.8)	(2.2)

Balance at end of period	13.2	37.2	40.2

of which vested	1.4	3.9	2.7

of which unvested	11.8	33.3	37.5

1 Includes ISUs granted in January and through out the year.

Performance Incentive Plan
The Performance Incentive Plan (PIP) I units granted in 2005 were settled in April 2010 in accordance with the terms and conditions of the plan and each outstanding PIP I unit settled for approximately 4.8 Group shares. The PIP II units granted in 2006 were settled in March 2011 and each outstanding PIP unit had no value at settlement as the Group share price performance was below the minimum predefined target of CHF 47.

Performance Incentive Plan activities
	2011	2010		2009

	PIP II	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.0	6.1	11.8	6.1	11.8

Settled	(6.0)	0.0	(11.6)	0.0	0.0

Forfeited	0.0	(0.1)	(0.2)	0.0	0.0

Balance at end of period	0.0	6.0	0.0	6.1	11.8

of which vested	–	5.2	–	4.3	10.1

of which unvested	–	0.8	–	1.8	1.7

2008 Partner Asset Facility
On January 21, 2009, the Bank granted Partner Asset Facility awards to employees with a total notional value of CHF 676 million.
Share options
There were no options granted during 2011, 2010 and 2009. As of December 31, 2011, there was no aggregate intrinsic value of options outstanding or exercisable and the weighted-average remaining contractual term was 0.6 year. As of the exercise date, the total intrinsic value of options exercised during 2011, 2010 and 2009 was CHF 1 million, CHF 8 million and CHF 9 million, respectively. Cash received from option exercises during 2011, 2010 and 2009 was CHF 2 million, CHF 32 million and CHF 27 million, respectively. During January 2012, 8.5 million options expired.

Share option activities
	2011		2010		2009

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	28.3	63.94	32.8	62.68	36.6	61.41

Exercised	(0.1)	31.74	(0.8)	40.12	(0.7)	41.60

Settled	0.0	0.0	0.0	0.0	(0.1)	62.05

Expired	(11.7)	82.41	(3.7)	57.98	(3.0)	51.89

Balance at end of period	16.5	50.99	28.3	63.94	32.8	62.68

Exercisable at end of period	16.5	50.99	28.3	63.94	32.8	62.68

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

> Refer to “Note 28 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2011	2010

Assets (CHF million)

Cash and due from banks	2,466	533

Interest-bearing deposits with banks	3,440	3,035

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	541

Trading assets	320	185

Net loans	8,000	9,339

Other assets	80	100

Total assets	14,306	13,733

Liabilities (CHF million)

Due to banks/customer deposits	12,895	12,135

Trading liabilities	90	93

Long-term debt	7,241	7,906

Other liabilities	386	430

Total liabilities	20,612	20,564

Related party revenues and expenses
in	2011	2010	2009

Revenues (CHF million)

Interest and dividend income	70	86	120

Interest expense	(274)	(317)	(514)

Net interest income	(204)	(231)	(394)

Commissions and fees	(15)	(33)	(42)

Other revenues	326	330	248

Total non-interest revenues	311	297	206

Net revenues	107	66	(188)

Expenses (CHF million)

Total operating expenses	(299)	(389)	(101)

Related party guarantees
end of	2011	2010

Guarantees (CHF million)

Credit guarantees and similar instruments	62	16

Performance guarantees and similar instruments	12	0

Derivatives	66	29

Other guarantees	239	220

Total guarantees	379	265

Loans to members of the Executive Board and the Board of Directors
in	2011		2010	2009

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	18	[1]	19	24

Additions	5		5	4

Reductions	(1)		(6)	(9)

Balance at end of period	22	[1]	18	19

Loans to members of the Boad of Directors (CHF million)

Balance at beginning of period	34	[2]	24	14

Additions	2		14	11

Reductions	(3)		(4)	(1)

Balance at end of period	33	[2]	34	24

1 The number of individuals with outstanding loans at the beginning and end of the year was six. 2 The number of individuals with outstanding loans at the beginning and end of the year was seven and six, respectively.

Liabilities due to own pension funds
Liabilities due to the Bank’s own pension funds as of December 31, 2011 and 2010 of CHF 1,897 million and CHF 1,308 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

28 Pension and other post-retirement benefits
Pension plans
The Bank participates in a defined benefit pension plan sponsored by the Group and has single-employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan). The plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the plan, which is set up as an independent trust domiciled in Zurich. On January 1, 2010, in addition to the annuity section (defined benefit), a new savings section (defined contribution) was introduced in the Swiss main plan and a partial changeover from the annuity section to the savings section has been processed. Furthermore, on December 20, 2011, the Group announced the complete changeover to the savings section of the plan, effective as of January 1, 2013. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan, for both the annuity section and the savings section, and uses the projected unit credit actuarial method to determine the net periodic pension expense, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a Group pension plan because other legal entities within the Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 90% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expenses or balance sheet amounts related to the Group plan were recognized by the Bank. In the annuity section of the plan, the Bank’s contributions are determined using a predetermined formula based on each employee’s salary level, age and funding level and amount to at least 200% of each employee’s contribution. In the savings section of the plan, the Bank’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employees’ age.

During 2011, 2010 and 2009, the Bank contributed and recognized as expense CHF 611 million, CHF 619 million and CHF 394 million to the Group plan, respectively. The Bank expects to contribute CHF 403 million to the Group plan during 2012. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2011, 2010 and 2009 would have been lower by CHF 450 million, CHF 447 million and CHF 274 million, respectively, and the Bank would have recognized CHF 91 million, CHF 93 million and CHF 38 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.

As of December 31, 2011 and 2010, the ABO of the Group plan was CHF 13.5 billion and CHF 12.8 billion, the PBO was CHF 13.9 billion and CHF 13.8 billion and the >>>fair value of plan assets was CHF 13.6 billion and CHF 13.4 billion, respectively. As of December 31, 2011 and 2010, the Group plan was overfunded on an ABO basis by CHF 137 million and CHF 581 million and underfunded on a PBO basis by CHF 340 million and CHF 385 million, respectively. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the funded status of the Group plan on a PBO basis of CHF 306 million and CHF 347 million as of December 31, 2011 and 2010, respectively, as a liability in the consolidated balance sheets, resulting in a decrease in AOCI within total shareholder’s equity.

The calculation of the expense and liability associated with the Group plan requires an extensive use of assumptions, which include the expected long-term rate of return on plan assets and the discount rate as determined by the Group. If the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return on plan assets used in the net periodic pension costs for 2011 and 2010 would have been 4.8%. As of December 31, 2011 and 2010, the discount rate used in the measurement of the benefit obligation would have been 2.8% and 3.1% and the discount rate used in the measurement of the net periodic pension cost would have been 3.1% and 3.5%, respectively.

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

Pension costs
The net periodic pension cost for defined benefit pension and other post-retirement defined benefit plans is the cost of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using an actuarial formula which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.

Components of total pension costs
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in	2011	2010	2009	2011	2010	2009

Total pension costs (CHF million)

Service costs on benefit obligation	33	30	33	–	1	1

Interest costs on benefit obligation	123	134	129	7	9	9

Expected return on plan assets	(160)	(163)	(166)	–	–	–

Amortization of recognized prior service cost/(credit)	–	1	1	(2)	(2)	(2)

Amortization of recognized actuarial losses/(gains)	51	36	17	9	6	8

Net periodic pension costs	47	38	14	14	14	16

Settlement losses/(gains)	–	(2)	1	–	–	–

Curtailment losses/(gains)	–	–	(2)	–	–	–

Total pension costs	47	36	13	14	14	16

Total pension costs reflected in compensation and benefits – other for 2011, 2010 and 2009 were CHF 61 million, CHF 50 million and CHF 29 million, respectively.
In December 2008, the Group announced a headcount reduction, which resulted in settlement payments of CHF 1 million in 2009 for the US pension plans. The discontinuance of a Japanese plan in 2009 resulted in a curtailment gain of CHF 2 million in 2009, due to the reduction in the benefit obligation, and a gain of CHF 2 million in 2010 from the related settlement of the obligation.

Benefit obligation
The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans and as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post- retirement defined benefit plans

in / end of	2011	2010	2011	2010

PBO (CHF million) [1]

Beginning of the measurement period	2,373	2,299	160	141

Service cost	33	30	–	1

Interest cost	123	134	7	9

Plan amendments	(2)	–	–	–

Settlements	(1)	(3)	–	–

Curtailments	1	–	–	–

Special termination benefits	4	3	–	–

Actuarial losses/(gains)	199	220	15	31

Plans added	–	9	–	–

Benefit payments	(56)	(52)	(8)	(8)

Exchange rate losses/(gains)	1	(267)	–	(14)

End of the measurement period	2,675	2,373	174	160

Fair value of plan assets (CHF million)

Beginning of the measurement period	2,121	2,036	–	–

Actual return on plan assets	485	218	–	–

Employer contributions	33	172	8	8

Settlements	(1)	(3)	–	–

Benefit payments	(56)	(52)	(8)	(8)

Exchange rate gains/(losses)	4	(250)	–	–

End of the measurement period	2,586	2,121	–	–

Total funded status recognized (CHF million)

Funded status of the plan – over/(underfunded)	(89)	(252)	(174)	(160)

Total funded status recognized in the consolidated balance sheet at December 31	(89)	(252)	(174)	(160)

Total amount recognized (CHF million)

Noncurrent assets	498	166	–	–

Current liabilities	(8)	(13)	(8)	(8)

Noncurrent liabilities	(579)	(405)	(166)	(152)

Total amount recognized in the consolidated balance sheet at December 31	(89)	(252)	(174)	(160)

ABO (CHF million) [2]

End of the measurement period	2,584	2,287	–	–

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2011 and 2010 was an underfunding of CHF 263 million and CHF 412 million, respectively.

In 2011 and 2010, the Bank made contributions of CHF 33 million and CHF 172 million, respectively, to the international single-employer defined benefit pension plans. The contributions for 2010 included CHF 135 million relating to a special contribution to the UK defined benefit plan. In 2012, the Bank expects to contribute CHF 183 million to the international single-employer defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2011 and 2010, respectively.

Defined benefit pension plans in which PBO or ABO were in excess of plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]

December 31	2011	2010		2011	2010

CHF million

PBO	1,340	1,212		1,326	1,128

ABO	1,304	1,163		1,296	1,099

Fair value of plan assets	753	794		741	717

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post- retirement defined benefit plans		Total

in	2011	2010	2011	2010	2011	2010

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(674)	(819)	(55)	(52)	(729)	(871)

Prior service credit/(cost)	0	(1)	4	6	4	5

Total	(674)	(820)	(51)	(46)	(725)	(866)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2011 and 2010 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2012.

Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2011 (CHF million)

Actuarial gains/(losses)	126	(14)	112	(15)	6	(9)	103

Amortization of actuarial losses/(gains)	51	(17)	34	9	(4)	5	39

Amortization of prior service cost/(credit)	0	0	0	(2)	1	(1)	(1)

Total amounts recognized in other comprehensive income	177	(31)	146	(8)	3	(5)	141

2010 (CHF million)

Actuarial gains/(losses)	(165)	50	(115)	(31)	12	(19)	(134)

Amortization of actuarial losses/(gains)	36	(13)	23	6	(3)	3	26

Amortization of prior service cost/(credit)	1	(1)	0	(2)	1	(1)	(1)

Immediate recognition due to curtailment/settlement	(2)	0	(2)	–	–	–	(2)

Total amounts recognized in other comprehensive income	(130)	36	(94)	(27)	10	(17)	(111)

Amounts in AOCI, net of tax, expected to be amortized in 2012
in 2012	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial losses/(gains)	47	8

Amortization of prior service cost/(credit)	0	(1)

Total	47	7

Assumptions
Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

December 31	2011	2010	2009	2011	2010	2009

Net benefit pension cost (%)

Discount rate	5.5	6.0	6.3	5.5	6.1	6.4

Salary increases	4.2	4.3	4.0	–	–	–

Expected long-term rate of return on plan assets	7.3	7.2	7.5	–	–	–

Benefit obligation (%)

Discount rate	4.8	5.5	6.0	4.7	5.5	6.1

Salary increases	4.0	4.2	4.3	–	–	–

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate of 9.00% for 2011 and 9.75% for 2010 and 2009 was assumed in the cost of covered health care benefits. As of December 31, 2011, the rate is assumed to decrease gradually to 5% by 2020 and remain at that level thereafter. As of December 31, 2011, 2010 and 2009, a 1% increase in the health care cost trend rate assumption would have resulted in an increase in post-retirement expenses of CHF 1.3 million, CHF 1.5 million and CHF 1.3 million, and an increase in accumulated post-retirement defined benefit obligation of CHF 23 million, CHF 26 million and CHF 19 million, respectively. A 1% decrease in the health care cost trend assumption would result in a decrease in post-retirement expenses of CHF 1.1 million, CHF 1.2 million and CHF 1.0 million, and a decrease in post-retirement defined benefit obligation of CHF 19 million, CHF 21 million and CHF 16 million as of December 31, 2011, 2010 and 2009.

Plan assets and investment strategy
> Refer to “Note 29 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2011 and 2010, there were no material amounts of Group debt or equity securities included in plan assets for the international single-employer defined benefit pension plans.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2011 and 2010, for the Bank’s defined benefits plans.
Plan assets measured at fair value on a recurring basis
	2011					2010

end of	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total

Plan assets at fair value (CHF million)

Cash and cash equivalents	51	18		–	69	138	19		–	157

Debt securities	130	792		90	1,012	65	644		122	831

of which governments	128	2		–	130	57	1		–	58

of which corporates	2	790		90	882	8	643		122	773

Equity securities	82	807		–	889	–	1,006		–	1,006

Real estate - indirect	–	–		84	84	–	–		52	52

Alternative investments	3	351		90	444	–	(97)		94	(3)

of which private equity	–	–		9	9	–	–		8	8

of which hedge funds	–	–		81	81	–	3		81	84

of which other	3	351	[1]	0	354	–	(100)	[1]	5	(95)

Other investments	–	88		–	88	–	78		–	78

Total plan assets at fair value	266	2,056		264	2,586	203	1,650		268	2,121

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets

	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period

2011 (CHF million)

Debt securities - corporates	122	30	(2)	(4)	5	(61)	0	90

Real estate - indirect	52	–	–	11	0	21	0	84

Alternative investments	94	3	(4)	(2)	3	(4)	0	90

of which private equity	8	–	–	1	0	0	0	9

of which hedge funds	81	3	–	(3)	3	(3)	0	81

of which other	5	–	(4)	0	0	(1)	0	0

Total plan assets at fair value	268	33	(6)	5	8	(44)	0	264

2010 (CHF million)

Debt securities - corporates	176	0	–	16	1	(56)	(15)	122

Real estate - indirect	14	–	–	3	–	37	(2)	52

Alternative investments	57	–	–	0	3	39	(5)	94

of which private equity	12	–	–	0	1	(4)	(1)	8

of which hedge funds	45	–	–	0	2	38	(4)	81

of which other	–	–	–	0	0	5	–	5

Total plan assets at fair value	247	0	–	19	4	20	(22)	268

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation as of the measurement date
December 31	2011	2010

Weighted-average plan asset allocation (%)

Cash and cash equivalents	2.7	7.4

Debt securities	39.1	39.1

Equity securities	34.4	47.4

Real estate	3.2	2.5

Alternative investments	17.2	0.0

Insurance	3.4	3.6

Total	100.0	100.0

The following table shows the target plan asset allocation for 2012 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2012.

Weighted-average target plan asset allocation to be applied prospectively
2012 (%)

Cash and cash equivalents	1

Debt securities	56

Equity securities	21

Real estate	3

Alternative investments	16

Insurance	3

Total	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2012	54	8

2013	55	8

2014	64	9

2015	72	10

2016	78	10

For five years thereafter	554	54

Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2011, 2010, and 2009, the Bank contributed to these plans and recognized as expense CHF 244 million, CHF 263 million and CHF 235 million, respectively.

29 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2011, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 20 months.

Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2011	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,752.3	658.0	649.8	66.6	3.7	2.0

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,534.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,362.1	728.8	720.6	66.6	3.7	2.0

Forwards	2,125.5	29.4	30.6	17.4	0.1	0.0

Swaps	1,231.7	34.0	51.5	0.0	0.0	0.0

Options bought and sold (OTC)	829.9	12.3	12.6	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,216.4	75.7	94.7	17.4	0.1	0.0

Forwards	16.2	1.4	1.5	0.0	0.0	0.0

Options bought and sold (OTC)	33.5	0.9	0.9	0.0	0.0	0.0

Precious metals products	49.7	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.4	5.8	5.8	0.0	0.0	0.0

Options bought and sold (OTC)	238.9	14.4	14.5	0.2	0.0	0.0

Futures	57.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	362.2	18.1	21.0	0.0	0.0	0.0

Equity/index-related products	874.3	39.2	41.3	0.2	0.0	0.0

Credit derivatives [2]	2,041.4	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.2	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.5	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,886.4	924.6	933.1	84.2	3.8	2.0

The notional amount for derivative instruments (trading and hedging) was CHF 49,970.6 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2010	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,073.9	6.3	5.9	0.0	0.0	0.0

Swaps	24,105.2	429.5	422.4	66.0	2.4	1.6

Options bought and sold (OTC)	2,420.1	44.9	46.1	0.0	0.0	0.0

Futures	2,765.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	1,365.6	0.5	0.3	0.0	0.0	0.0

Interest rate products	38,730.5	481.2	474.7	66.0	2.4	1.6

Forwards	2,053.6	35.2	37.7	19.4	0.4	0.1

Swaps	1,060.7	34.9	46.1	0.0	0.0	0.0

Options bought and sold (OTC)	794.7	14.3	15.0	0.0	0.0	0.0

Futures	13.5	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	5.6	0.1	0.1	0.0	0.0	0.0

Foreign exchange products	3,928.1	84.5	98.9	19.4	0.4	0.1

Forwards	15.5	1.6	1.4	0.0	0.0	0.0

Swaps	0.1	0.1	0.0	0.0	0.0	0.0

Options bought and sold (OTC)	24.8	0.7	0.8	0.0	0.0	0.0

Futures	0.5	0.0	0.0	0.0	0.0	0.0

Precious metals products	40.9	2.4	2.2	0.0	0.0	0.0

Forwards	6.2	1.1	0.1	0.0	0.0	0.0

Swaps	213.5	4.1	7.4	0.0	0.0	0.0

Options bought and sold (OTC)	279.2	15.2	16.5	0.0	0.0	0.0

Futures	77.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	387.1	17.0	17.9	0.0	0.0	0.0

Equity/index-related products	963.9	37.4	41.9	0.0	0.0	0.0

Credit derivatives [2]	1,989.5	49.5	46.6	0.0	0.0	0.0

Forwards	32.0	2.0	1.9	0.0	0.0	0.0

Swaps	100.9	14.1	15.7	0.0	0.0	0.0

Options bought and sold (OTC)	50.1	3.2	2.9	0.0	0.0	0.0

Futures	219.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	128.6	4.8	4.8	0.0	0.0	0.0

Other products [3]	531.4	24.1	25.3	0.0	0.0	0.0

Total derivative instruments	46,184.3	679.1	689.6	85.4	2.8	1.7

The notional amount for derivative instruments (trading and hedging) was CHF 46,269.7 billion as of December 31, 2010.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2011		2010

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	928.4	935.1	681.9	691.3

Counterparty netting [1]	(836.4)	(836.4)	(603.0)	(603.0)

Cash collateral netting [1]	(36.3)	(37.9)	(28.4)	(29.5)

Replacement values (trading and hedging) after netting agreements	55.7	60.8	50.5	58.8

of which recorded in trading assets (PRV) and trading liabilities (NRV)	52.1	59.1	47.8	57.7

of which recorded in other assets (PRV) and other liabilities (NRV)	3.6	1.7	2.7	1.1

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	2011	2010	2009

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	688	619	(628)

Foreign exchange products	20	21	3

Total	708	640	(625)

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(728)	(603)	609

Foreign exchange products	(20)	(21)	(3)

Total	(748)	(624)	606

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(40)	16	(19)

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2011		2010		2009

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Foreign exchange products	(5)		54		30

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	31	[1]	27	[1]	13	[2]

Represents gains/(losses) on effective portion.
1 Included in commissions and fees. 2 Included in total operating expenses.

Net investment hedges
in	2011		2010		2009

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0		8		12

Foreign exchange products	280		1,563		(1,401)

Total	280		1,571		(1,389)

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products	4	[1]	(4)	[1]	(21)	[2]

Total	4		(4)		(21)

Represents gains/(losses) on effective portion.
1 Included in other revenues. 2 Primarily included in discontinued operations.

The Bank includes all >>>derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure by contract may include amounts other than or in addition to the >>>NRV of derivative instruments with credit risk-related contingent features.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

2011 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	-	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

2010 (CHF billion)

Current net exposure	14.6	2.1	0.8	17.5

Collateral posted	13.0	2.0	-	15.0

Additional collateral required in a one-notch downgrade event	0.2	1.8	0.1	2.1

Additional collateral required in a two-notch downgrade event	0.4	3.2	0.4	4.0

Credit derivatives
Fair value of credit protection sold
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.

Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 4.8 billion were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 2011	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(452.1)	432.3		(19.8)	55.6	(9.0)

Non-investment grade	(189.0)	179.4		(9.6)	16.7	(15.3)

Total single-name instruments	(641.1)	611.7		(29.4)	72.3	(24.3)

of which sovereigns	(134.7)	132.6		(2.1)	10.9	(8.1)

of which non-sovereigns	(506.4)	479.1		(27.3)	61.4	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(277.8)	253.1		(24.7)	14.5	(15.6)

Non-investment grade	(71.8)	64.1	[3]	(7.7)	9.0	(1.7)

Total multi-name instruments	(349.6)	317.2		(32.4)	23.5	(17.3)

of which sovereigns	(18.3)	17.5		(0.8)	0.9	(1.6)

of which non-sovereigns	(331.3)	299.7		(31.6)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(729.9)	685.4		(44.5)	70.1	(24.6)

Non-investment grade	(260.8)	243.5		(17.3)	25.7	(17.0)

Total instruments	(990.7)	928.9		(61.8)	95.8	(41.6)

of which sovereigns	(153.0)	150.1		(2.9)	11.8	(9.7)

of which non-sovereigns	(837.7)	778.8		(58.9)	84.0	(31.9)

end of 2010

Single-name instruments (CHF billion)

Investment grade [1]	(467.5)	450.1		(17.4)	49.0	1.0

Non-investment grade	(195.3)	169.2		(26.1)	17.2	(2.2)

Total single-name instruments	(662.8)	619.3		(43.5)	66.2	(1.2)

of which sovereigns	(115.2)	113.6		(1.6)	10.3	(2.4)

of which non-sovereigns	(547.6)	505.7		(41.9)	55.9	1.2

Multi-name instruments (CHF billion)

Investment grade [1]	(238.4)	215.1		(23.3)	14.5	(4.8)

Non-investment grade	(60.3)	55.9		(4.4)	16.1	(1.1)

Total multi-name instruments	(298.7)	271.0		(27.7)	30.6	(5.9)

of which sovereigns	(15.5)	14.7		(0.8)	0.7	(0.7)

of which non-sovereigns	(283.2)	256.3		(26.9)	29.9	(5.2)

Total instruments (CHF billion)

Investment grade [2]	(705.9)	665.2		(40.7)	63.5	(3.8)

Non-investment grade	(255.6)	225.1		(30.5)	33.3	(3.3)

Total instruments	(961.5)	890.3		(71.2)	96.8	(7.1)

of which sovereigns	(130.7)	128.3		(2.4)	11.0	(3.1)

of which non-sovereigns	(830.8)	762.0		(68.8)	85.8	(4.0)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes Clock Finance.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2011

Credit derivatives (CHF billion)

Credit protection sold	990.7

Credit protection purchased	928.9

Other protection purchased	95.8

Other instruments	26.0	[1]

Total credit derivatives	2,041.4

1 Consists of certain cash collateralized debt obligations, TRS and other derivative instruments.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2011 (CHF billion)

Single-name instruments	134.2	394.3	112.6	641.1

Multi-name instruments	58.7	201.9	89.0	349.6

Total instruments	192.9	596.2	201.6	990.7

2010 (CHF billion)

Single-name instruments	90.7	468.2	103.9	662.8

Multi-name instruments	27.3	227.0	44.4	298.7

Total instruments	118.0	695.2	148.3	961.5

30 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2011 (CHF million)

Credit guarantees and similar instruments	3,243	2,041	1,101	904	7,289	6,554		50	2,342

Performance guarantees and similar instruments	5,465	1,617	1,299	1,706	10,087	9,177		69	3,327

Securities lending indemnifications	15,005	0	0	0	15,005	15,005		0	15,005

Derivatives [2]	27,561	12,953	5,137	5,710	51,361	51,361		3,650	–	[3]

Other guarantees	3,623	353	417	182	4,575	4,539		4	1,795

Total guarantees	54,897	16,964	7,954	8,502	88,317	86,636		3,773	22,469

2010 (CHF million)

Credit guarantees and similar instruments	3,306	1,504	1,031	1,430	7,271	6,785		512	4,217

Performance guarantees and similar instruments	6,486	2,096	1,192	2,105	11,879	10,613		97	4,240

Securities lending indemnifications	18,254	0	0	0	18,254	18,254		0	18,254

Derivatives [2]	35,743	19,292	6,486	4,061	65,582	65,582		2,246	–	[3]

Other guarantees	4,016	504	274	279	5,073	5,003		7	2,183

Total guarantees	67,805	23,396	8,983	7,875	108,059	106,237		2,862	28,894

1 Total net amount is computed as the gross amount less any participations. 2 Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments. 3 Collateral for derivatives accounted for as guarantees is not considered significant.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority (FINMA) or by compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2011 to June 30, 2012 is CHF 0,6 billion. These deposit insurance guarantees were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2011 by counterparty type, the outstanding repurchase claims during the period July 1, 2011 to December 31, 2011, the development of provisions for outstanding repurchase claims during the period January 1, 2011 to December 31, 2011 and the realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to December 31, 2011 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.1

Non-agency securitizations	128.5	[2]

Total	158.8

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold as of December 31, 2011 was USD 30.9 billion. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2011 was attributable to borrower payments of USD 82.1 billion and losses of USD 15.5 billion due to loan defaults.

Residential mortgage loans sold – repurchase claims
	2011

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance as of July 1	60	487	1,084	1,631

New claims	29	10	1,160	1,199

Claims settled through repurchases	0	(1)	(4)	(5)	[1]

Other settlements	(8)	0	(3)	(11)	[2]

Total claims settled	(8)	(1)	(7)	(16)

Claims rescinded	(13)	(64)	(28)	(105)

Transfers to arbitration and litigation [3]			(1,966)	(1,966)

Balance as of December 31 [4]	68	432	243	743

1 Settled at a repurchase price of USD 5 million. 2 Settled at USD 9 million. 3 Refer to "Note 35 – Litigation" for repurchase claims that are in arbitration or litigation. 4 As of December 31, 2010, total outstanding repurchase claims were USD 473 million, of which USD 39 million, USD 434 million and USD 0 million related to government-sponsered enterprises, private investors and non-agency securitizations, respectively.

Residential mortgage loans sold – provisions for outstanding repurchase claims
	2011

Provisions for outstanding repurchase claims (USD million) [1]

Balance as of January 1	29

Increase/(decrease) in provisions, net	47

Realized losses [2]	(17)

Balance as of December 31	59	[3]

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 35 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Substantially all related to government-sponsored enterprises.

Losses from repurchase of residential mortgage loans sold
in	2011		2010		2009

Losses from repurchase of residential mortgage loans sold (USD million)

Realized losses	17	[1]	24	[2]	24	[2]

Includes indemnifications paid to resolve loan repurchase claims.
1 Primarily related to government-sponsored enterprises and non-agency securitizations. 2 Primarily related to government-sponsored enterprises.

Lease commitments
Lease commitments (CHF million)

2012	570

2013	521

2014	444

2015	393

2016	361

Thereafter	1,941

Future operating lease commitments	4,230

Less minimum non-cancellable sublease rentals	416

Total net future minimum lease commitments	3,814

Rental expense for operating leases
in	2011	2010	2009

Rental expense for operating leases (CHF million)

Minimum rental expense	530	605	577

Sublease rental income	(96)	(122)	(125)

Total net expenses for operating leases	434	483	452

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received

2011 (CHF million)

Irrevocable commitments under documentary credits	5,638	3	40	0	5,681		5,201		2,371

Loan commitments	147,537	19,951	35,746	7,108	210,342	[2]	205,125		136,511

Forward reverse repurchase agreements	28,885	0	0	0	28,885		28,885		28,885

Other commitments	1,429	405	872	872	3,578		3,578		33

Total other commitments	183,489	20,359	36,658	7,980	248,486		242,789		167,800

2010 (CHF million)

Irrevocable commitments under documentary credits	4,489	10	41	0	4,540		4,151		1,882

Loan commitments	144,297	35,431	12,232	8,088	200,048	[2]	193,495		133,211

Forward reverse repurchase agreements	51,968	0	0	0	51,968		51,968		51,968

Other commitments	1,347	832	1,096	554	3,829		3,829		53

Total other commitments	202,101	36,273	13,369	8,642	260,385		253,443		187,114

1 Total net amount is computed as the gross amount less any participations. 2 Included as of December 31, 2011 and 2010 were CHF 128,058 million and CHF 127,241 million, respectively, of unused credit limits which were revocable at the Bank's sole discretion upon notice to the client.

There are redeemable noncontrolling interests in the Bank’s consolidated Brazilian subsidiary Credit Suisse Hedging-Griffo Investimentos S.A. The minority investors have the right to put their interest at a value that is based on a formula relating to the subsidiary’s performance. The put is exercisable by May 30, 2012 and, if exercised, would give the Bank full control and ownership. The Bank estimated the redemption value of the put to be BRL 1,209 million (CHF 609 million). The Bank elected to accrete the value of the payment over 2011 and as of December 31, 2011, the estimated purchase price had been fully accrued in the balance of the redeemable noncontrolling interest in other liabilities and related commitments were released accordingly. In addition, the Bank has a call option to acquire the noncontrolling interests by June 9, 2012.

> Refer to “Note 31 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
31 Transfers of financial assets and variable interest entities
Transfers of financial assets
Securitizations
> Refer to “Note 32 – Transfers of financial assets and variable interest entities” in V – Credit Suisse Group – Consolidated financial statements for further information.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2011, 2010 and 2009 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement as of the end of 2011, 2010 and 2009, regardless of when the securitization occurred.

Securitizations
in	2011	2010	2009

Gains and cash flows (CHF million)

CMBS
Net gain [1]	6	13	0

Proceeds from transfer of assets	974	523	144

Servicing fees	1	1	1

Cash received on interests that continue to be held	205	150	244

RMBS
Net gain [1]	65	214	194

Proceeds from transfer of assets	30,695	52,308	34,246

Purchases of previously transferred financial assets or their underlying collateral	(4)	0	(46)

Servicing fees	3	6	6

Cash received on interests that continue to be held	382	488	329

ABS [2]
Net gain [1]	0	0	19

Proceeds from transfer of assets	0	0	104

Purchases of previously transferred financial assets or their underlying collateral	0	0	(18)

Cash received on interests that continue to be held	4	6	18

CDO
Net gain [1]	25	69	107

Proceeds from transfer of assets	988	2,952	2,374

Purchases of previously transferred financial assets or their underlying collateral [3]	(206)	(1,823)	(1,850)

Cash received on interests that continue to be held	32	157	13

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral are the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans. 3 Represents market-making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Other asset-backed financing activities
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2011, 2010 and 2009 transfers (which were not securitizations) treated as sales, along with the cash flows between the Bank and the SPEs used in such transfers in which the Bank had continuing involvement as of the end of 2011, 2010 and 2009, regardless of when the transfer of assets occurred.

Other asset-backed financing activities
in	2011	2010	2009

Gains and cash flows (CHF million)

Net gain/(loss) [1]	(1)	16	12

Proceeds from transfer of assets [2]	280	1,424	3,494

Purchases of previously transferred financial assets or their underlying collateral	(50)	(696)	(219)

Cash received on interests that continue to be held	665	1,376	1,422

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral are the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans. 2 Primarily home equity loans.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2011 and 2010, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2011	2010

CHF million

CMBS
Principal amount outstanding	35,487	45,129

Total assets of SPE	52,536	65,667

RMBS
Principal amount outstanding	91,242	79,077

Total assets of SPE	95,297	85,556

ABS
Principal amount outstanding	3,023	4,171

Total assets of SPE	3,023	4,171

CDO
Principal amount outstanding	20,729	29,275

Total assets of SPE	20,729	29,279

Other asset-backed financing activities
Principal amount outstanding	11,481	10,770

Total assets of SPE	11,555	10,770

Principal amounts outstanding relate to assets transferred from the Bank and do not include principle amounts for assets transferred from third parties.

Fair value of beneficial interests
The >>>fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
In January 2010, the Financial Accounting Standards Board amended the disclosure requirements for the Bank’s reporting of the fair value of beneficial interests retained at the time of transfer. Further, the beneficial interests are categorized according to their fair value hierarchy levels.

> Refer to “Note 32 – Financial instruments” for further information on fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer

at time of transfer in	2011		2010

	CMBS	RMBS	CMBS	RMBS

CHF million, except where indicated

Fair value of beneficial interests	57	5,095	79	3,110

of which level 2	42	4,695	79	2,751

of which level 3	15	399	0	359

Weighted-average life, in years	7.2	5.4	6.4	7.7

Prepayment speed assumption (rate per annum), in % [1]	15.0	9.0-34.9	–	0.0-43.7

Cash flow discount rate (rate per annum), in % [2]	2.9-10.6	0.5-71.2	5.5-10.2	0.0-70.1

Expected credit losses (rate per annum), in %	1.2-9.3	0.3-71.0	3.2-8.0	0.0-71.5

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

Sensitivity analysis
The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2011 and 2010.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of 2011	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	342		2,960	10	244		1,500

of which non-investment grade	133		688	10	42		1,461

Weighted-average life, in years	4.1		5.3	18.9	2.9		2.4

Prepayment speed assumption (rate per annum), in % [3]	–		01.-30.0	–	–		–

Impact on fair value from 10% adverse change	–		(44.2)	–	–		–

Impact on fair value from 20% adverse change	–		(86.6)	–	–		–

Cash flow discount rate (rate per annum), in % [4]	2.3-50.1		0.3-49.1	–	2.6-58.7		0.7-12.8

Impact on fair value from 10% adverse change	(30.5)		(94.4)	–	(3.9)		(4.3)

Impact on fair value from 20% adverse change	(36.2)		(151.9)	–	(7.3)		(8.6)

Expected credit losses (rate per annum), in %	1.9-49.0		0.9-48.9	–	5.4-31.8		9.5-12.2

Impact on fair value from 10% adverse change	(29.8)		(83.6)	–	(2.7)		(4.1)

Impact on fair value from 20% adverse change	(34.8)		(131.5)	–	(5.1)		(8.1)

end of 2010	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	412		1,694	22	262		2,440

of which non-investment grade	25		1,070	22	35		2,397

Weighted-average life, in years	3.4		6.9	11.4	1.8		3.7

Prepayment speed assumption (rate per annum), in % [3]	–		0.2-35.8	0.0-4.1	–		–

Impact on fair value from 10% adverse change	–		(38.8)	(0.1)	–		–

Impact on fair value from 20% adverse change	–		(78.1)	(0.3)	–		–

Cash flow discount rate (rate per annum), in % [4]	2.2-40.3		2.2-52.5	7.5-28.0	0.7-29.2		0.8-7.8

Impact on fair value from 10% adverse change	(13.7)		(61.8)	(1.0)	(1.3)		(4.6)

Impact on fair value from 20% adverse change	(26.6)		(117.6)	(1.8)	(2.6)		(9.3)

Expected credit losses (rate per annum), in %	1.8-40.2		1.5-49.9	3.6-24.9	0.8-27.6		6.6-13.3

Impact on fair value from 10% adverse change	(9.8)		(48.2)	(0.6)	(0.8)		(4.1)

Impact on fair value from 20% adverse change	(19.2)		(92.1)	(1.2)	(1.5)		(8.4)

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

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2011 and 2010.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2011	2010

CHF million

CMBS
Other assets	664	602

Liability to SPE, included in Other liabilities	(664)	(602)

RMBS
Other assets	12	58

Liability to SPE, included in Other liabilities	(12)	(58)

ABS
Trading assets	43	19

Other assets	1,268	1,341

Liability to SPE, included in Other liabilities	(1,312)	(1,360)

CDO
Trading assets	40	203

Other assets	206	171

Liability to SPE, included in Other liabilities	(246)	(374)

Other asset-backed financing activities
Trading assets	1,768	1,381

Other assets	0	29

Liability to SPE, included in Other liabilities	(1,768)	(1,410)

Variable interest entities
> Refer to “Note 32 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation

end of 2011	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	527	82	609

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	740	263	1,827

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,850	3,222	29,751

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	157	493	745

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	387	2,432	23,251

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation

end of 2010	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,011	24	95	118	129	55	1,432

Trading assets	1,943	1,392	31	3,417	605	1,329	8,717

Investment securities	0	72	0	0	0	0	72

Other investments	0	0	0	46	1,781	507	2,334

Net loans	0	2,521	0	0	60	1,164	3,745

Premises and equipment	0	0	0	0	0	33	33

Loans held-for-sale	7,510	0	7,960	0	0	0	15,470

Other assets	58	1,278	1	65	2,276	421	4,099

Total assets of consolidated VIEs	10,522	5,287	8,087	3,646	4,851	3,509	35,902

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	54	54

Trading liabilities	33	0	0	149	0	6	188

Short-term borrowings	0	4,307	0	26	0	0	4,333

Long-term debt	9,617	23	9,139	499	221	240	19,739

Other liabilities	54	6	99	32	321	327	839

Total liabilities of consolidated VIEs	9,704	4,336	9,238	706	542	627	25,153

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.

Non-consolidated VIEs
		Financial intermediation

end of 2011	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	574	834	2,079	9,110

Net loans	0	123	1,209	4,742	3,257	9,331

Other assets	0	0	14	0	369	383

Total variable interest assets	126	5,620	1,797	5,576	5,705	18,824

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	2,008	6,051	6,075	21,343

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	48,842	23,633	10,440	203,853

		Financial intermediation

end of 2010	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	130	3,847	1,423	645	2,905	8,950

Net loans	332	145	1,106	6,520	2,031	10,134

Other assets	0	0	57	0	32	89

Total variable interest assets	462	3,992	2,586	7,165	4,968	19,173

Maximum exposure to loss (CHF million)

Maximum exposure to loss	634	7,686	2,716	7,936	5,370	24,342

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	10,491	115,024	52,430	31,006	8,639	217,590

32 Financial instruments
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets and liabilities measured at fair value on a recurring basis
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,853	112	0		4,059

of which corporates	0	3,818	112	0		3,930

Equity	25,932	51	81	0		26,064

Securities received as collateral	26,026	3,904	193	0		30,123

Debt	82,197	52,046	9,941	0		144,184

of which foreign governments	61,507	8,113	358	0		69,978

of which corporates	297	27,167	5,076	0		32,540

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,316	727	0		7,043

Equity	56,351	8,333	454	0		65,138

Derivatives	6,295	908,778	9,586	(872,589)		52,070

of which interest rate products	2,017	724,276	2,547	–		–

of which foreign exchange products	1	74,695	1,038	–		–

of which equity/index-related products	3,770	32,737	2,731	–		–

of which credit derivatives	0	61,083	2,172	–		–

Other	8,851	3,636	2,195	0		14,682

Trading assets	153,694	972,793	22,176	(872,589)		276,074

Debt	3,009	310	102	0		3,421

of which foreign governments	3,010	0	18	0		3,028

of which corporates	0	309	43	0		352

of which CDO	0	0	41	0		41

Equity	9	81	0	0		90

Investment securities	3,018	391	102	0		3,511

Private equity	0	0	4,143	0		4,143

of which equity funds	0	0	2,973	0		2,973

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	403	50	2,490	0		2,943

of which private	0	40	2,491	0		2,531

Life finance instruments	0	0	1,968	0		1,968

Other investments	403	282	8,867	0		9,552

Loans	0	13,852	6,842	0		20,694

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	22,951	7,469	(205)		35,666

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	188,592	1,172,047	46,923	(872,794)		534,768

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	188,297	1,162,644	38,976	(872,794)		517,123

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,564	0	0		3,564

Customer deposits	0	3,762	0	0		3,762

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,853	112	0		4,059

of which corporates	0	3,818	112	0		3,930

Equity	25,932	51	81	0		26,064

Obligation to return securities received as collateral	26,026	3,904	193	0		30,123

Debt	38,680	9,301	21	0		48,002

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,590	13	0		7,609

Equity	19,053	461	7	0		19,521

Derivatives	6,070	919,806	7,314	(874,015)		59,175

of which interest rate products	1,941	717,260	1,588	–		–

of which foreign exchange products	1	91,843	2,836	–		–

of which equity/index-related products	3,596	36,652	1,021	–		–

of which credit derivatives	0	58,459	1,520	–		–

Trading liabilities	63,803	929,568	7,342	(874,015)		126,698

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	55,419	12,715	0		68,256

of which treasury debt over two years	0	13,411	0	0		13,411

of which structured notes over two years	1	19,694	7,576	0		27,271

of which non-recourse liabilities	121	10,564	3,585	0		14,270

Other liabilities	0	27,283	3,890	(335)		30,838

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	89,951	1,163,294	24,376	(874,350)		403,271

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	135,709	1,197	0		136,906

Debt	431	5,781	0	0		6,212

of which corporates	0	5,551	0	0		5,551

Equity	35,872	16	0	0		35,888

Securities received as collateral	36,303	5,797	0	0		42,100

Debt	84,904	57,438	10,886	0		153,228

of which foreign governments	67,766	8,096	373	0		76,235

of which corporates	172	34,429	3,802	0		38,403

of which RMBS	16,233	6,936	3,264	0		26,433

of which CMBS	0	2,220	1,861	0		4,081

of which CDO	0	5,704	1,135	0		6,839

Equity	90,779	9,795	622	0		101,196

Derivatives	6,962	663,164	8,719	(631,069)		47,776

of which interest rate products	3,217	475,688	2,072	–		–

of which foreign exchange products	1	83,663	842	–		–

of which equity/index-related products	2,960	32,127	2,301	–		–

of which credit derivatives	0	46,822	2,725	–		–

Other	6,821	10,218	2,017	0		19,056

Trading assets	189,466	740,615	22,244	(631,069)		321,256

Debt	5,625	399	79	0		6,103

of which foreign governments	5,625	0	18	0		5,643

of which corporates	0	387	0	0		387

of which CDO	0	11	62	0		73

Equity	4	85	0	0		89

Investment securities	5,629	484	79	0		6,192

Private equity	0	0	4,370	0		4,370

of which equity funds	0	0	3,277	0		3,277

Hedge funds	0	575	259	0		834

of which debt funds	0	185	165	0		350

Other equity investments	612	807	4,717	0		6,136

of which private	8	614	4,714	0		5,336

Life finance instruments	0	0	1,844	0		1,844

Other investments	612	1,382	11,190	0		13,184

Loans	0	12,294	6,258	0		18,552

of which commercial and industrial loans	0	6,574	3,558	0		10,132

of which financial institutions	0	5,389	2,195	0		7,584

Other intangible assets (mortgage servicing rights)	0	0	66	0		66

Other assets	5,886	24,475	9,253	(195)		39,419

of which loans held-for-sale	0	14,866	8,932	0		23,798

Total assets at fair value	237,896	920,756	50,287	(631,264)		577,675

Less other investments - equity at fair value attributable to noncontrolling interests	(522)	(870)	(5,163)	0		(6,555)

Less assets consolidated under ASU 2009-17 [2]	0	(11,655)	(7,155)	0		(18,810)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	237,374	908,231	37,969	(631,264)		552,310

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2010	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,995	0	0		3,995

Customer deposits	0	2,855	0	0		2,855

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	123,190	507	0		123,697

Debt	431	5,781	0	0		6,212

of which corporates	0	5,551	0	0		5,551

Equity	35,872	16	0	0		35,888

Obligation to return securities received as collateral	36,303	5,797	0	0		42,100

Debt	44,635	11,351	65	0		56,051

of which foreign governments	44,466	1,130	0	0		45,596

of which corporates	6	9,426	65	0		9,497

Equity	19,720	394	28	0		20,142

Derivatives	6,693	673,693	9,106	(631,748)		57,744

of which interest rate products	2,980	470,354	1,342	–		–

of which foreign exchange products	16	95,919	2,941	–		–

of which equity/index-related products	2,847	36,098	2,938	–		–

of which credit derivatives	0	45,342	1,256	–		–

Trading liabilities	71,048	685,438	9,199	(631,748)		133,937

Short-term borrowings	0	3,185	123	0		3,308

Long-term debt	402	64,275	16,797	0		81,474

of which treasury debt over two years	0	18,666	0	0		18,666

of which structured notes over two years	0	20,170	9,488	0		29,658

of which non-recourse liabilities	402	12,200	6,825	0		19,427

Other liabilities	0	25,903	3,733	(596)		29,040

of which failed sales	0	3,885	1,849	0		5,734

Total liabilities at fair value	107,753	914,638	30,359	(632,344)		420,406

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues

2011	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Interest-bearing deposits with banks	0	0	(24)	27	0	0	0	(1)		(2)	0		0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(11)	0	0	55	(45)	0		4	0		0	4	1,204

Securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Debt	10,886	3,405	(3,043)	10,382	(11,178)	0	0	1		(467)	0		0	(45)	9,941

of which corporates	3,802	931	(706)	5,484	(4,573)	0	0	34		49	0		0	55	5,076

of which RMBS	3,264	1,704	(1,277)	2,820	(4,230)	0	0	(37)		(361)	0		0	(97)	1,786

of which CMBS	1,861	324	(237)	831	(1,072)	0	0	(2)		(181)	0		0	(7)	1,517

of which CDO	1,135	370	(625)	712	(907)	0	0	16		33	0		0	(7)	727

Equity	622	309	(515)	713	(668)	0	0	35		(47)	0		0	5	454

Derivatives	8,719	2,998	(2,311)	0	0	777	(3,085)	22		2,436	0		0	30	9,586

of which interest rate products	2,072	815	(142)	0	0	133	(599)	13		266	0		0	(11)	2,547

of which equity/index-related products	2,301	666	(796)	0	0	272	(184)	(21)		455	0		0	38	2,731

of which credit derivatives	2,725	1,216	(1,267)	0	0	86	(2,051)	31		1,452	0		0	(20)	2,172

Other	2,017	195	(434)	2,806	(2,300)	0	(43)	(7)		(68)	0		0	29	2,195

Trading assets	22,244	6,907	(6,303)	13,901	(14,146)	777	(3,128)	51		1,854	0		0	19	22,176

Investment securities	79	2	0	48	(18)	0	(4)	0		0	0		0	(5)	102

Equity	9,346	26	(74)	986	(4,605)	0	0	0		30	0		1,255	(65)	6,899

Life finance instruments	1,844	0	0	79	(83)	0	0	0		116	0		0	12	1,968

Other investments	11,190	26	(74)	1,065	(4,688)	0	0	0		146	0		1,255	(53)	8,867

Loans	6,258	1,560	(1,367)	1,335	(978)	2,483	(2,338)	18		(122)	0		0	(7)	6,842

of which commercial and industrial loans	3,558	1,411	(854)	447	(521)	1,984	(1,494)	2		(2)	0		0	28	4,559

of which financial institutions	2,195	149	(240)	836	(353)	371	(608)	(1)		(143)	0		0	(27)	2,179

Other intangible assets	66	0	0	23	0	0	0	0		0	0		(19)	0	70

Other assets	9,253	6,198	(6,988)	4,730	(5,534)	1,570	(1,442)	(105)		(161)	0		1	(53)	7,469

of which loans held-for-sale [2]	8,932	5,988	(6,974)	4,426	(5,180)	1,569	(1,443)	(105)		(255)	0		0	(57)	6,901

Total assets at fair value	50,287	14,894	(14,767)	21,129	(25,364)	4,885	(6,964)	(37)		1,719	0		1,237	(96)	46,923

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(293)	0	0	0	(199)	(4)		0	0		0	(11)	0

Obligation to return securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Trading liabilities	9,199	1,276	(2,062)	214	(290)	502	(1,928)	203		259	0		0	(31)	7,342

of which interest rate derivatives	1,342	91	(45)	0	0	2	(194)	(4)		383	0		0	13	1,588

of which foreign exchange derivatives	2,941	48	(135)	0	0	17	(704)	7		655	0		0	7	2,836

of which equity/index-related derivatives	2,938	113	(716)	0	0	153	(347)	181		(1,236)	0		0	(65)	1,021

of which credit derivatives	1,256	949	(1,072)	0	0	136	(414)	19		622	0		0	24	1,520

Short-term borrowings	123	64	(23)	0	0	320	(229)	1		(24)	0		0	4	236

Long-term debt	16,797	7,346	(8,522)	0	0	6,253	(8,383)	(166)		(490)	0		0	(120)	12,715

of which structured notes over two years	9,488	1,911	(2,109)	0	0	2,921	(3,566)	(55)		(932)	0		0	(82)	7,576

of which non-recourse liabilities	6,825	5,187	(6,213)	0	0	2,609	(4,393)	(117)		(215)	0		0	(98)	3,585

Other liabilities	3,733	663	(383)	290	(437)	17	(245)	(45)		181	0		128	(12)	3,890

of which failed sales	1,849	607	(345)	237	(403)	0	0	(11)		(20)	0		0	(5)	1,909

Total liabilities at fair value	30,359	9,550	(11,283)	504	(727)	7,092	(10,991)	(11)		(74)	0		128	(171)	24,376

Net assets/liabilities at fair value	19,928	5,344	(3,484)	20,625	(24,637)	(2,207)	4,027	(26)		1,793	0		1,109	75	22,547

1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized losses recorded in trading revenues of CHF 528 million primarily related to sub-prime exposures to RMBS (including non-agency), partially offset by gains from consolidated SPE positions and the foreign exchange translation impact across the loans held-for-sale portfolio.

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

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2011				2010

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	1,767	1,109	2,876	[1]	983	425	1,408	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	546	(116)	430		(1,195)	117	(1,078)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Nonrecurring fair value changes
end of	2011	2010

Loans recorded at fair value on a nonrecurring basis (CHF billion)

Loans recorded at fair value on a nonrecurring basis	0.7	0.6

of which level 2	0.0	0.1

of which level 3	0.7	0.5

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2011			2010

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	807	3,277	(2,470)	758	2,274	(1,516)

Financial instruments (CHF million)

Interest-bearing deposits with banks	405	404	1	0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	158,673	157,889	784	136,906	135,939	967

Loans	20,694	21,382	(688)	18,552	18,677	(125)

Other assets [1]	20,511	30,778	(10,267)	25,078	36,195	(11,117)

Due to banks and customer deposits	(610)	(620)	10	(410)	(420)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(136,483)	(136,396)	(87)	(123,697)	(123,562)	(135)

Short-term borrowings	(3,547)	(3,681)	134	(3,308)	(3,262)	(46)

Long-term debt	(68,256)	(77,211)	8,955	(81,474)	(87,977)	6,503

Other liabilities	(5,730)	(8,210)	2,480	(5,734)	(7,569)	1,835

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2011		2010		2009

in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Interest-bearing deposits with banks	0		11	[1]	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,698	[1]	1,901	[1]	1,363	[1]

Other trading assets	10	[2]	46	[2]	262	[2]

Other investments	196	[2]	(225)	[3]	998	[3]

of which related to credit risk	(14)		(2)		0

Loans	(1,105)	[2]	1,065	[1]	7,976	[2]

of which related to credit risk	(256)		707		5,255

Other assets	476	[1]	5,896	[2]	1,458	[1]

of which related to credit risk	(332)		589		549

Due to banks and customer deposits	(2)	[1]	(27)	[2]	(9)	[1]

of which related to credit risk	45		0		2

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(575)	[1]	(471)	[1]	(1,421)	[1]

Short-term borrowings	91	[2]	(51)	[2]	(778)	[2]

of which related to credit risk [4]	(2)		1		6

Long-term debt	2,301	[2]	(6,313)	[2]	(9,729)	[2]

of which related to credit risk [4]	1,769		166		(3,705)

Other liabilities	(286)	[2]	(232)	[2]	1,299	[2]

of which related to credit risk	(348)		(97)		1,125

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk are due to the change in the Bank's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes.

Fair value, unfunded commitments and term of redemption conditions
end of 2011	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	45		61		106	0

Equity funds	40		4,864	[1]	4,904	0

Equity funds sold short	0		(78)		(78)	0

Total funds held in trading assets and liabilities	85		4,847		4,932	0

Debt funds	58		268		326	219

Equity funds	4		50		54	0

Others	5		113		118	55

Hedge funds	67		431	[2]	498	274

Debt funds	9		0		9	18

Equity funds	2,973		0		2,973	952

Real estate funds	338		0		338	200

Others	823		0		823	231

Private equity	4,143		0		4,143	1,401

Equity method investments	360		0		360	0

Total funds held in other investments	4,570		431		5,001	1,675

Total fair value	4,655	[3]	5,278	[4]	9,933	1,675	[5]

1 46% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 19% is redeemable on a quarterly basis with a notice period primarily of more than 45 days, 18% is redeemable on an annual basis with a notice period primarily of more than 60 days and 17% is redeemable on a monthly basis with a notice period primarily of less than 30 days. 2 72% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 17% is redeemable on an annual basis with a notice period of more than 60 days and 10% is redeemable on demand with a notice period primarily of less than 30 days. 3 Includes CHF 2,248 million attributable to noncontrolling interests. 4 Includes CHF 91 million attributable to noncontrolling interests. 5 Includes CHF 540 million attributable to noncontrolling interests.

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

Carrying value and estimated fair values of financial instruments
	2011		2010

end of	Carrying value	Fair value	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	236,487	236,487	220,708	220,708

Securities received as collateral	30,123	30,123	42,100	42,100

Trading assets	267,222	267,222	321,256	321,256

Investment securities	3,513	3,513	6,331	6,331

Loans	209,326	213,171	200,748	203,346

Other financial assets [1]	235,100	235,139	191,893	191,931

Financial liabilities (CHF million)

Due to banks and deposits	339,182	339,105	311,442	311,436

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	176,559	176,559	168,394	168,394

Obligation to return securities received as collateral	30,123	30,123	42,100	42,100

Trading liabilities	126,698	126,698	133,937	133,937

Short-term borrowings	24,643	24,644	19,516	19,516

Long-term debt	159,407	156,107	171,140	169,942

Other financial liabilities [2]	127,409	127,409	122,801	122,801

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

33 Assets pledged or assigned
end of	2011	2010

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	151,266	163,535

of which assets provided with the right to sell or repledge	96,630	112,030

Fair value of collateral received with the right to sell or repledge	373,199	357,618

of which sold or repledged	332,802	308,316

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	17,943	16,090

Swiss National Bank required minimum liquidity reserves	2,092	1,883

> Refer to “Note 34 – Assets pledged or assigned” in V – Consolidated financial statements – Credit Suisse Group for further information.
34 Capital adequacy
The Bank is subject to regulation by the FINMA. The capital levels of the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2008, the Bank has operated under the international capital adequacy standards known as >>>Basel II set forth by the Basel Committee on Banking Supervision (BCBS). These standards affected the measurement of both total eligible capital and >>>risk-weighted assets. In January 2011, as required by FINMA, the Bank implemented BCBS’s “Revisions to the Basel II market risk framework” (>>>Basel II.5) for FINMA regulatory capital purposes. The Bank has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34. FINMA has advised the Bank that it may continue to include as tier 1 capital CHF 3.2 billion and CHF 3.1 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2011 and 2010, respectively.

As of December 31, 2011 and 2010, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and the Bank for International Settlements (BIS) guidelines.
> Refer to “Note 35 – Capital adequacy” in V – Consolidated financial statements – Credit Suisse Group for further information.
BIS statistics
end of	Basel II.5 2011	[1]	Basel II 2011	Basel II 2010

Eligible capital (CHF million)

Tier 1 capital	33,459		34,644	35,310

Of which core tier 1 capital	22,571		23,756	24,721

Tier 2 capital	13,169		14,354	12,259

Total eligible capital	46,628		48,998	47,569

Risk-weighted assets (CHF million)

Credit risk	147,224		145,338	147,516

Market risk	39,810		10,371	18,008

Non-counterparty risk	7,274		7,274	6,819

Operational risk	36,088		36,088	33,663

Risk-weighted assets	230,396		199,071	206,006

Capital ratios (%)

Core tier 1 ratio	9.8		11.9	12.0

Tier 1 ratio	14.5		17.4	17.1

Total capital ratio	20.2		24.6	23.1

For BIS reporting purposes, Basel II.5 was effective December 31, 2011.

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2011 and 2010, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations). As of December 31, 2011 and 2010, the Bank was not subject to restrictions on its ability to pay the proposed dividends.

35 Litigation
> Refer to “Note 37 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.

36 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2011

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		Casa de Bolsa Credit Suisse (México), S.A. de C.V.	Mexico City, Mexico	MXN	274.1

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Salt Lake City, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	3,809.9

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	109.6

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	621.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	126.8

100	[1]	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,064.7

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1

100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	349.5

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100		Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,185.6

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	75.6

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	894.5

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	4,277.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Johannesburg) (Proprietary) Limited	Johannesburg, South Africa	ZAR	0.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	3,837.8

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Capital Corporation	Wilmington, United States	USD	4.0

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Merban Equity AG	Zug, Switzerland	CHF	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Whist Equity Trading LLC	Wilmington, United States	USD	140.4

99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0

94	[2]	Credit Suisse International	London, United Kingdom	USD	4,389.6

83		Asset Management Finance LLC	Wilmington, United States	USD	341.6

71		Credit Suisse Saudi Arabia	Riyadh, Saudia Arabia	SAR	300.0

60		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	10.0

58	[3]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0

50	[4]	Credit Suisse Hedging-Griffo Investimentos S.A.	São Paulo, Brazil	BRL	49.2

1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 2 Remaining 6% held directly by Credit Suisse Group AG. 80% of voting rights and 94% of equity interest held by Credit Suisse AG. 3 42% of voting rights held directly by Credit Suisse Group AG. 4 Controlling interest.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2011

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

25		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

20	[1]	Aberdeen Asset Management PLC	Aberdeen, United Kingdom

5	[2]	York Capital Management	New York, United States

1 In February 2012, the Bank sold a 10% stake in Aberdeen. 2 The Bank holds a significant noncontrolling interest.

37 Significant valuation and income recognition differences between US GAAP and Swiss GAAP bank law (true and fair view)
> Refer to “Note 41 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP bank law (true and fair view)” in V – Consolidated financial statements – Credit Suisse Group for further information.

38 Risk assessment
During the reporting period the Board of Directors (Board) and its Risk Committee performed risk assessments in accordance with established policies and procedures.
The governance of the Bank and the Group, including risk governance, is fully aligned. Both the Board and the Executive Board are comprised of the same individuals.
> Refer to “Note 42 – Risk assessment” in V – Consolidated financial statements – Credit Suisse Group for information in accordance with the Swiss Code of Obligations on the risk assessment process followed by the Board.

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

The CEO and CFO concluded that, as of December 31, 2011, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2011 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2011.
KPMG AG, the Bank’s independent auditors, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2011, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm to the General Meeting of
Credit Suisse AG, Zurich
We have audited Credit Suisse AG and subsidiaries' (the “Bank”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank's board of directors and management are responsible for maintaining effective internal control over financial reporting and the Bank's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2011, and our report dated March 23, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert

Zurich, Switzerland
March 23, 2012
Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Financial review
Parent company financial statements
Notes to the financial statements

Proposed appropriation of retained earnings

Report of the Statutory Auditor on the Financial Statements to the General Meeting of
Credit Suisse AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG (the "Bank"), which comprise the balance sheet, statements of income and notes for the year ended December 31, 2011.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2011 comply with Swiss law and the Bank's articles of incorporation.
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

KPMG AG

Marc Ufer Simon Ryder
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 23, 2012
Financial review
The Credit Suisse AG (Bank) parent company (the Bank parent company) recorded net operating income of CHF 9,467 million in 2011, compared to CHF 9,620 million in 2010. After deduction of slightly decreased operating expenses totaling CHF 6,906 million, gross operating profit decreased CHF 102 million, or 4%, compared to 2010, and amounted to CHF 2,561 million.

Depreciation of noncurrent assets of CHF 602 million compared to CHF 5,444 million in 2010, which included an impairment of CHF 4,721 million relating to the merger of a subsidiary in the second quarter of 2010. Valuation adjustments, provisions and losses of CHF 686 million in 2011 included litigation provisions for US and German tax matters of CHF 478 million. The resulting operating profit in 2011 was CHF 1,273 million, compared to an operating loss of CHF 2,808 million in 2010. The Bank parent company recorded net profit of CHF 1,276 million in 2011, compared to a net loss of CHF 2,674 million in 2010.

Net interest income of CHF 2,047 million in 2011 decreased CHF 491 million, or 19%, compared to 2010. Net commission and service fee activities of CHF 4,565 million increased CHF 412 million, or 10%. The Bank parent company reported net trading income of CHF 1,790 million, slightly down from CHF 1,824 million in 2010. Net other ordinary income was CHF 1,065 million, a decrease of CHF 40 million, or 4%, compared to 2010.

Operating expenses of CHF 6,906 million were down CHF 51 million compared to 2010. Personnel expenses decreased by CHF 209 million, or 4%, to CHF 5,076 million. Property, equipment and administrative costs increased CHF 158 million, or 9%, compared to 2010. Extraordinary income and extraordinary expenses in 2011 of CHF 91 million and CHF 287 million, respectively, were primarily related to prior periods.

At the Annual General Meeting on April 27, 2012, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.

Parent company financial statements
Statements of income
	Reference to notes	in

		2011	2010

Net interest income (CHF million)

Interest and discount income		7,981	8,132

Interest and dividend income from trading portfolio		783	1,064

Interest and dividend income from financial investments		52	184

Interest expense		(6,769)	(6,842)

Net interest income	3	2,047	2,538

Net commission and service fee activities (CHF million)

Commission income from lending transactions		572	676

Securities and investment commissions		3,941	3,523

Other commission and fee income		690	638

Commission expense		(638)	(684)

Net commission and service fee activities		4,565	4,153

Net trading income	3	1,790	1,824

Net other ordinary income (CHF million)

Income from the disposal of financial investments		157	32

Income from participations		566	597

Income from real estate		30	32

Other ordinary income		594	884

Other ordinary expenses		(282)	(440)

Net other ordinary income		1,065	1,105

Net operating income		9,467	9,620

Operating expenses (CHF million)

Personnel expenses		5,076	5,285

Property, equipment and administrative costs		1,830	1,672

Total operating expenses		6,906	6,957

Gross operating profit		2,561	2,663

Depreciation of noncurrent assets		602	5,444

Valuation adjustments, provisions and losses		686	27

Operating profit/(loss)		1,273	(2,808)

Extraordinary income	3	91	264

Extraordinary expenses	3	(287)	(431)

Taxes		199	301

Net profit/(loss)		1,276	(2,674)

Balance sheets
	Reference to notes	end of

		2011	2010

Assets (CHF million)

Cash and other liquid assets		91,921	44,874

Money market instruments		4,881	4,211

Due from banks		165,899	201,185

Due from customers		167,712	173,743

Mortgages		99,544	94,562

Securities and precious metals trading portfolio		24,023	29,402

Financial investments		3,635	6,053

Participations		34,503	34,162

Tangible fixed assets		3,266	3,138

Intangible assets		1,218	1,182

Accrued income and prepaid expenses		2,462	2,527

Other assets	5	21,547	23,613

Total assets		620,611	618,652

of which subordinated amounts receivable		304	451

of which amounts receivable from group companies and qualified shareholders		227,593	270,456

Liabilities and shareholder's equity (CHF million)

Liabilities from money market instruments	7	53,363	34,883

Due to banks		118,779	122,299

Due to customers, savings and investment deposits		46,576	45,423

Due to customers, other deposits		220,433	233,225

Medium-term notes		2,687	2,107

Bonds and mortgage-backed bonds	7	118,613	119,051

Accrued expenses and deferred income		3,965	5,084

Other liabilities	5	21,421	22,699

Valuation adjustments and provisions	9	838	1,211

Total liabilities		586,675	585,982

Share and participation capital	10	4,400	4,400

General reserves		5,543	5,543

Reserves from capital contributions		18,387	18,387

General legal reserves		23,930	23,930

Other reserves		610	610

Retained earnings carried forward		3,720	6,404

Net profit/(loss)		1,276	(2,674)

Total shareholder's equity	12	33,936	32,670

Total liabilities and shareholder's equity		620,611	618,652

of which subordinated amounts payable		26,612	25,155

of which amounts payable to group companies and qualified shareholders		107,898	139,752

Off-balance sheet transactions
end of	2011	2010

Off-balance sheet transactions (CHF million)

Contingent liabilities	233,238	232,197

Irrevocable commitments	60,607	51,208

Liabilities for calls on shares and other equity instruments	27	27

Fiduciary transactions	5,916	7,750

Derivative financial instruments (CHF million)

Gross positive replacement values	74,403	77,565

Gross negative replacement values	73,907	77,871

Contract volume	5,398,390	5,191,849

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

Notes to the financial statements
1 Description of business activities
The Bank parent company is a Swiss bank with total assets of CHF 620.6 billion and shareholder’s equity of CHF 33.9 billion as of December 31, 2011.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG domiciled in Switzerland. The Bank parent company’s business consists of three segments: Private Banking, Investment Banking and Asset Management:

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. In Switzerland, Private Banking supplies banking products and services to individual clients, including affluent, >>>high-net-worth and >>>ultra-high-net-worth individual clients, and corporates and institutions.

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

The three segments are complemented by Shared Services, which provides support in areas such as finance, operations, human resources, legal and compliance, risk management and information technology.
2 Accounting and valuation policies
Basis for accounting
The Bank parent company’s stand-alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the respective Implementing Ordinance and the Swiss Financial Market Supervisory Authority (FINMA) Circular 2008/2, “Accounting – banks” (Swiss GAAP statutory).

The Bank’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the US (US GAAP), which differ in certain material respects from Swiss GAAP statutory.

> Refer to “Note 1 – Summary of significant accounting policies” in VII – Consolidated financial statements – Credit Suisse (Bank) for a detailed description of the Bank’s accounting and valuation principles.

> Refer to “Note 37 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP bank law (true and fair view)” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on significant valuation and income recognition differences between US GAAP and Swiss GAAP bank law (true and fair view).

Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank).

Foreign currency translations
Under US GAAP, foreign currency translation adjustments resulting from the consolidation of branches with functional currencies other than the Swiss franc are included in accumulated other comprehensive income/(loss) (AOCI) in shareholders’ equity. Under Swiss GAAP, foreign currency translation adjustments from the consolidation of foreign branches is recognized in trading income.

Under US GAAP, foreign currency translation adjustments for available-for-sale securities are reported in AOCI, which is part of total shareholder’s equity, whereas for Swiss GAAP statutory purposes they are included in the statements of income.

Share-based compensation
Under US GAAP, share-based compensation plans are treated as equity awards. Under Swiss GAAP, such plans are treated as liability awards with changes in >>>fair value of unsettled awards recognized in the statements of income.

Treasury shares and derivatives on own shares
Under US GAAP, treasury shares are recognized at cost directly in equity. Under Swiss GAAP, own shares and >>>derivatives on own shares are recognized as assets or liabilities. Treasury shares can be classified as trading assets and marked to market through the statements of income or as financial investment carried at lower of cost or market. Derivatives on own shares are reported at fair value in other assets or other liabilities.

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
Participations
Participations are initially recognized at cost. For the purpose of testing the Bank parent company’s participations for impairment, the portfolio method is applied. An impairment is recorded if the carrying value of a portfolio of participations exceeds the fair value of the portfolio of participations.

Notes on risk management
> Refer to “Note 8 – Trading revenues” and “Note 29 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on the Bank parent company’s policy with regard to risk management and the use of financial derivatives.

Changes to accounting policies
Reserves from capital contributions
Under Swiss tax law effective January 1, 2011, distribution of reserves from capital contribution paid in after December 31, 2006 qualify for an exemption from the federal withholding tax of 35%. Accordingly, the presentation of the balance sheet for general legal reserves within shareholders’ equity has been changed to separately disclose general reserves and reserves from capital contributions. The amount established and disclosed in reserves from capital contributions is subject to approval by the Swiss Federal Tax Administration. Prior periods have been conformed to the current presentation.

Premises and equipment
In 2011, the estimated useful lives for leasehold and building improvements in Switzerland were increased from five to ten years, based on a change in estimate. The cumulative effect of adopting this change in estimate effective January 1, 2011 was a decrease in depreciation expense of CHF 57 million. The decrease in depreciation expense did not have a tax impact.

3 Additional information on the parent company statements of income
in	2011	2010

Net trading income (CHF million)

Income from trading in interest-related instruments	226	922

Income from trading in equity instruments	270	356

Income from foreign exchange and banknote trading	1,486	1,286

Income from precious metals trading	54	50

Other gain/(loss) from trading	(246)	(790)

Total net trading income	1,790	1,824

in	2011	2010

Extraordinary income and expenses (CHF million)

Gains realized on the disposal of participations	16	17

Other extraordinary income [1]	75	247

Extraordinary income	91	264

Other extraordinary expenses [1]	(287)	(431)

Extraordinary expenses	(287)	(431)

Total net extraordinary income and expenses	(196)	(167)

1 Substantially all related to prior periods.

Net interest income
Negative interest income is debited to interest income and negative interest expense is credited to interest expense. In 2011, negative interest income and negative interest expense were immaterial.
4 Pledged assets and assets under reservation of ownership
end of	2011	2010

Pledged assets and assets under reservation of ownership (CHF million)

Assets pledged and assigned as collateral	24,921	20,768

Actual commitments secured	14,706	13,355

5 Other assets and other liabilities
end of	2011	2010

Other assets (CHF million)

Net positive replacement values	20,633	22,267

Other	914	1,346

Total other assets	21,547	23,613

Other liabilities (CHF million)

Net negative replacement values	20,365	21,828

Other	1,056	871

Total other liabilities	21,421	22,699

6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2011	2010

Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)

Due from banks	20,332	36,200

Due from customers	3,777	2,618

Cash collateral paid for securities borrowed and reverse repurchase agreements	24,109	38,818

Due to banks	14,144	22,188

Due to customers	372	1,731

Cash collateral received for securities lent and repurchase agreements	14,516	23,919

Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	2,309	4,128

of which transfers with the right to resell or repledge	2,309	4,128

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	66,939	90,834

of which resold or repledged	48,955	64,520

7 Balance sheet items that include issued structured products at fair value
	2011		2010

end of	Total book value	Of which reported at fair value	Total book value	Of which reported at fair value

Balance sheet items that include issued structured products at fair value (CHF million)

Liabilities from money market instruments	53,363	3,301	34,883	3,648

Bonds and mortgage-backed bonds	118,613	18,372	119,051	17,885

Total	171,976	21,673	153,934	21,533

8 Liabilities due to own pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2011 and 2010 of CHF 1,895 million and CHF 1,298 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheets.

9 Valuation adjustments and provisions
	Total 2010	Utilized for purpose	Recoveries, endangered interest, currency differences	New charges to income statement	Releases to income statement	Total 2011

Valuation adjustments and provisions (CHF million)

Provisions for deferred taxes	275	0	(13)	13	(173)	102

Valuation adjustments and provisions for default risks	964	(253)	55	361	(227)	900

Valuation adjustments and provisions for other business risks [1]	93	(11)	1	24	(58)	49

Other provisions [2,3]	843	(719)	(5)	643	(75)	687

Subtotal	1,900	(983)	51	1,028	(360)	1,636

Total valuation adjustments and provisions	2,175	(983)	38	1,041	(533)	1,738

Less direct charge-offs against specific assets	(964)					(900)

Total valuation adjustments and provisions as shown in the balance sheet	1,211					838

1 Provisions are not discounted due to short-term nature. 2 Includes provisions in respect of litigation claims of CHF 339 million and CHF 39 million as of December 31, 2011 and 2010, respectively. 3 Includes provisions for pension benefit obligations from international plans of CHF 3 million as of December 31, 2011 and 2010.

10 Composition of share and participation capital and authorized capital
	2011			2010

	Quantity	Total nominal value in CHF million	[1]	Quantity	Total nominal value in CHF million	[1]

Registered shares (at CHF 100)

Share capital as of January 1	43,996,652	4,400		43,996,652	4,400

Share capital as of December 31	43,996,652	4,400		43,996,652	4,400

Participation certificates (at CHF 0.01) [2]

Participation certificates as of January 1	1,500,000	0		750,000	0

Participation certificates as of December 31	1,500,000	0		1,500,000	0

1 The dividend eligible capital equals the total nominal value. 2 For information on principal characteristics of particiation certificates, refer to articles 4a, 4b and 4c in the Articles of Association of Credit Suisse AG.

11 Major shareholders and groups of shareholders
	2011			2010

end of	Quantity	Total nominal value in CHF million	Share %	Quantity	Total nominal value in CHF million	Share %

Major shareholders and groups of shareholders

Credit Suisse Group AG	43,996,652	4,400	100%	43,996,652	4,400	100%

In a disclosure notification that the Group published on February 2, 2010, Crescent Holding GmbH, a company controlled by The Olayan Group, confirmed that it continues to hold 78.4 million shares, or 6.6%, of the registered Group shares on January 30, 2010. No further disclosure notification was received from The Olayan Group relating to holdings of Group shares in 2011.

In a disclosure notification that the Group published on April 30, 2011, the Group was notified that as of April 21, 2011, Qatar Holding LLC held 73.2 million shares, or 6.2%, of the registered Group shares. No further disclosure notification was received from Qatar Holding LLC relating to holdings of Group shares in 2011.

12 Shareholder’s equity
	2011		2010

Shareholder's equity (CHF million)

Share and participation capital	4,400		4,400

General reserves	5,543		3,676

Reserves from capital contributions	18,387	[1]	18,387	[1]

General legal reserves	23,930		22,063

Other reserves	610		610

Retained earnings	3,730		9,682

of which carried forward from previous year	6,404		9,304

of which net profit/(loss)	(2,674)		378

Total shareholder's equity as of January 1	32,670		36,755

Other changes	0		1,589

Dividend	(10)		(3,000)

Net profit/(loss)	1,276		(2,674)

Total shareholder's equity as of December 31 (before profit allocation)	33,936		32,670

Share and participation capital	4,400		4,400

General reserves	5,543		5,543

Reserves from capital contributions	18,387	[1]	18,387	[1]

General legal reserves	23,930		23,930

Other reserves	610		610

Retained earnings	4,996		3,730

of which carried forward from previous year	3,720		6,404

of which net profit/(loss)	1,276		(2,674)

Total shareholder's equity as of December 31 (before profit allocation)	33,936		32,670

1 Subject to approval by the Swiss Federal Tax Administration.

13 Amounts receivable from and payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2011	2010

Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company's governing bodies (CHF million)

Amounts receivable from affiliated companies	9,326	7,351

Amounts payable to affiliated companies	15,030	14,220

Loans to members of the Bank parent company's governing bodies	55	51

14 Significant transactions with related parties
Transactions (such as securities transactions, payment transfer services, borrowings and compensation for deposits) with related parties are carried out at arm’s length.
15 Fire insurance value of tangible fixed assets
end of	2011	2010

Fire insurance value of tangible fixed assets (CHF million)

Real estate	3,587	3,392

Other fixed assets	324	327

16 Liabilities for future payments in connection with operating leases
end of	2011	2010

Liabilities for future payments in connection with operating leases (CHF million)

Total	881	842

17 Fiduciary transactions
end of	2011	2010

Fiduciary transactions (CHF million)

Fiduciary placements with third-party institutions	5,857	7,687

Fiduciary placements with affiliated and associated banks	59	61

Fiduciary loans and other fiduciary transactions	0	2

Total fiduciary transactions	5,916	7,750

18 Number of employees
end of	2011	2010

Number of employees (full-time equivalents)

Switzerland	18,100	18,100

Abroad	5,000	4,900

Total number of employees	23,100	23,000

19 Foreign currency translation rates
	End of		Average in

	2011	2010	2011	2010

1 USD / 1 CHF	0.94	0.94	0.88	1.04

1 EUR / 1 CHF	1.22	1.25	1.23	1.38

1 GBP / 1 CHF	1.45	1.45	1.42	1.61

100 JPY / 1 CHF	1.21	1.15	1.11	1.19

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

21 Risk assessment
> Refer to “Note 38 – Risk assessment” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on the Bank parent company’s risk assessment in accordance with the Swiss Code of Obligations.

Proposed appropriation of retained earnings
Proposed appropriation of retained earnings
end of	2011

Retained earnings (CHF million)

Retained earnings carried forward	3,720

Net profit	1,276

Retained earnings available for appropriation	4,996

Dividend	10

To be carried forward	4,986

Total	4,996

Additional information
Statistical information
Other information

Statistical information
Statistical information – Group
Set forth below is statistical information for the Group required under the US Securities and Exchange Commission’s (SEC) specialized industry guide for bank holding companies – Industry Guide 3. Certain reclassifications have been made to the prior year’s statistical information to conform to the current year’s presentation. The tables are based on information in V – Consolidated financial statements – Credit Suisse Group.

Average balances and interest rates

	2011			2010			2009

in	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

Assets (CHF million, except where indicated)

Cash and due from banks
Switzerland	553	5	0.90%	393	5	1.27%	227	12	5.29%

Foreign	60,520	304	0.50%	45,687	220	0.48%	42,847	338	0.79%

Interest-bearing deposits with banks
Switzerland	44	0	0.00%	70	0	0.00%	14	1	7.14%

Foreign	1,912	24	1.26%	1,739	45	2.59%	1,428	42	2.94%

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	4,312	46	1.07%	6,404	59	0.92%	1,089	15	1.38%

Foreign	211,031	3,219	1.53%	239,584	2,607	1.09%	243,366	3,063	1.26%

Trading assets
Switzerland	5,143	161	3.13%	5,149	271	5.26%	2,958	118	3.99%

Foreign	261,510	11,534	4.41%	298,864	13,916	4.66%	275,520	13,216	4.80%

Investment securities
Switzerland	1,770	25	1.41%	1,791	29	1.62%	2,419	41	1.69%

Foreign	4,042	72	1.78%	7,810	66	0.85%	10,449	202	1.93%

Loans
Switzerland	139,034	2,973	2.14%	136,458	2,993	2.19%	132,829	3,523	2.65%

Foreign	86,131	1,916	2.22%	91,416	2,276	2.49%	109,062	2,753	2.52%

Other interest-earning assets
Switzerland	3,714	29	0.78%	3,322	35	1.05%	5,586	32	0.57%

Foreign	108,693	2,694	2.48%	117,382	3,011	2.57%	110,790	1,932	1.74%

Interest-earning assets	888,409	23,002	2.59%	956,069	25,533	2.67%	938,584	25,288	2.69%

Specific allowance for losses	(2,963)			(3,793)			(4,587)

Non-interest-earning assets	217,913			254,607			283,515

Total assets	1,103,359			1,206,883			1,217,512

Percentage of assets attributable to foreign activities	83.07%			84.95%			84.84%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)

	2011			2010			2009

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Liabilities (CHF million, except where indicated)

Deposits of banks
Switzerland	3,405	21	0.62%	3,425	17	0.50%	3,320	29	0.87%

Foreign	33,885	310	0.91%	28,062	311	1.11%	38,511	581	1.51%

Deposits of non-banks
Switzerland	136,067	529	0.39%	127,083	490	0.39%	124,361	647	0.52%

Foreign	144,143	834	0.58%	150,478	783	0.52%	157,578	1,713	1.09%

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	4,406	76	1.72%	5,752	124	2.16%	4,333	127	2.93%

Foreign	152,065	1,545	1.02%	193,652	1,513	0.78%	213,787	2,135	1.00%

Trading liabilities
Switzerland	1,254	47	3.75%	1,642	49	2.98%	2,016	70	3.47%

Foreign	89,353	7,078	7.92%	102,501	8,962	8.74%	95,083	7,292	7.67%

Short-term borrowings
Switzerland	2,066	(12)	-0.58%	2,393	(18)	-0.75%	1,524	11	0.72%

Foreign	22,170	81	0.37%	14,972	81	0.54%	8,872	236	2.66%

Long-term debt
Switzerland	19,059	334	1.75%	17,880	370	2.07%	16,283	403	2.47%

Foreign	156,288	5,330	3.41%	176,409	5,963	3.38%	154,940	4,633	2.99%

Other interest-bearing liabilities
Switzerland	2,563	(18)	-0.70%	2,784	5	0.18%	2,545	9	0.35%

Foreign	98,037	414	0.42%	110,954	342	0.31%	117,711	511	0.43%

Interest-bearing liabilities	864,761	16,569	1.92%	937,987	18,992	2.02%	940,864	18,397	1.96%

Non-interest-bearing liabilities	206,100			233,462			239,938

Total liabilities	1,070,861			1,171,449			1,180,802

Shareholders' equity	32,498			35,434			36,710

Total liabilities and shareholders' equity	1,103,359			1,206,883			1,217,512

Percentage of liabilities attributable to foreign activities	82.82%			84.84%			85.77%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread

	2011		2010		2009

in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %

Net interest income and interest rate spread

Switzerland	2,262	1.50	2,355	1.60	2,446	1.80

Foreign	4,171	0.50	4,186	0.50	4,445	0.50

Total net	6,433	0.70	6,541	0.70	6,891	0.70

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

Selected margin information

in	2011	2010	2009

Selected margin information (average rate in %)

Switzerland	1.46	1.53	1.69

Foreign	0.57	0.52	0.56

Net interest margin	0.72	0.68	0.73

The US Federal Reserve (Fed) set the federal funds rate, which was a target band of 0.00% to 0.25% throughout 2011.
The Swiss National Bank (SNB) set the three-month Swiss franc London Interbank Offered Rate (LIBOR), which was 0.00% to 0.75% at the beginning of 2010 and remained at this level until the beginning of August 2011, when the SNB narrowed the benchmark for the Swiss franc further to 0.00% to 0.25%.

The European Central Bank set the fixed rate tenders, which was 1.00% as of the end of both 2010 and 2011, in spite of having raised interest rates twice during the second half of 2011.
The Bank of England set the bank rate at 0.50% throughout 2011.
Analysis of changes in net interest income

	2011 vs 2010			2010 vs 2009

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Assets (CHF million)

Cash and due from banks
Switzerland	2	(2)	0	9	(16)	(7)

Foreign	71	13	84	22	(140)	(118)

Interest-bearing deposits with banks
Switzerland	0	0	0	4	(5)	(1)

Foreign	4	(25)	(21)	9	(6)	3

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(19)	6	(13)	73	(29)	44

Foreign	(311)	923	612	(48)	(408)	(456)

Trading assets
Switzerland	0	(110)	(110)	87	66	153

Foreign	(1,741)	(641)	(2,382)	1,121	(421)	700

Investment securities
Switzerland	0	(4)	(4)	(11)	(1)	(12)

Foreign	(32)	38	6	(51)	(85)	(136)

Loans
Switzerland	56	(76)	(20)	96	(626)	(530)

Foreign	(132)	(228)	(360)	(445)	(32)	(477)

Other interest-earning assets
Switzerland	4	(10)	(6)	(13)	16	3

Foreign	(223)	(94)	(317)	115	964	1,079

Interest-earning assets
Switzerland	43	(196)	(153)	245	(595)	(350)

Foreign	(2,364)	(14)	(2,378)	723	(128)	595

Change in interest income	(2,321)	(210)	(2,531)	968	(723)	245

Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income (continued)

	2011 vs 2010			2010 vs 2009

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Liabilities (CHF million)

Deposits of banks
Switzerland	0	4	4	1	(13)	(12)

Foreign	65	(66)	(1)	(158)	(112)	(270)

Deposits of non-banks
Switzerland	35	4	39	14	(171)	(157)

Foreign	(33)	84	51	(77)	(853)	(930)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(29)	(19)	(48)	42	(45)	(3)

Foreign	(324)	356	32	(201)	(421)	(622)

Trading liabilities
Switzerland	(12)	10	(2)	(13)	(8)	(21)

Foreign	(1,149)	(735)	(1,884)	569	1,101	1,670

Short-term borrowings
Switzerland	2	4	6	6	(35)	(29)

Foreign	39	(39)	0	162	(317)	(155)

Long-term debt
Switzerland	24	(60)	(36)	39	(72)	(33)

Foreign	(680)	47	(633)	642	688	1,330

Other interest-bearing liabilities
Switzerland	0	(23)	(23)	1	(5)	(4)

Foreign	(40)	112	72	(29)	(140)	(169)

Interest-bearing liabilities
Switzerland	20	(80)	(60)	90	(349)	(259)

Foreign	(2,122)	(241)	(2,363)	908	(54)	854

Change in interest expense	(2,102)	(321)	(2,423)	998	(403)	595

Change in interest income
Switzerland	23	(116)	(93)	155	(246)	(91)

Foreign	(242)	227	(15)	(185)	(74)	(259)

Total change in net interest income	(219)	111	(108)	(30)	(320)	(350)

Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments

end of	2011	2010	2009

Carrying value of financial investments (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	348	282	305

Debt securities issued by foreign governments	3,322	6,658	9,403

Corporate debt securities	791	984	989

Collateralized debt obligations	607	383	340

Other debt securities	0	0	88

Total debt securities	5,068	8,307	11,125

As of December 31, 2011, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.

Maturities and weighted-average yields of debt securities included in financial investments

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

end of 2011	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %

Debt securities

Debt securities issued by the Swiss federal, cantonal or local governmental entities	19	3.27	105	2.17	124	2.83	73	1.98	321	2.45

Debt securities issued by foreign governments	1,395	3.41	1,673	3.27	130	2.69	15	0.51	3,213	3.29

Corporate debt securities	381	2.62	347	4.15	50	2.84	0	–	778	3.32

Collateralized debt obligations	40	2.33	334	1.70	152	1.81	61	5.44	587	2.16

Total debt securities	1,835	3.22	2,459	3.13	456	2.45	149	3.23	4,899	3.10

Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio

end of	2011	2010

Loan portfolio (CHF million, except where indicated)

Mortgages	86,514	83,228

Loans collateralized by securities	4,205	4,495

Consumer finance	4,598	4,088

Consumer	95,317	91,811

Real estate	21,971	20,071

Commercial and industrial loans	24,032	21,835

Financial institutions	4,306	4,279

Governments and public institutions	1,111	993

Corporate & institutional	51,420	47,178

Switzerland	146,737	138,989

Mortgages	1,741	1,397

Loans collateralized by securities	22,256	20,057

Consumer finance	2,097	1,620

Consumer	26,094	23,074

Real estate	3,214	3,291

Commercial and industrial loans	35,966	32,838

Financial institutions	21,067	20,485

Governments and public institutions	1,279	1,214

Corporate & institutional	61,526	57,828

Foreign	87,620	80,902

Gross loans	234,357	219,891

of which held at amortized cost	213,663	201,339

of which held at fair value	20,694	18,552

Net (unearned income)/deferred expenses	(34)	(32)

Allowance for loan losses	(910)	(1,017)

Net loans	233,413	218,842

Percentage of allowance for loan losses [1]	0.4%	0.5%

1 Calculated based on net loans which are not carried at fair value.

Details of the loan portfolio (continued)

end of	2009	2008	2007

Loan portfolio (CHF million, except where indicated)

Banks	95	1	1

Commercial	43,893	44,370	44,137

Consumer	89,045	86,911	86,220

Public authorities	1,036	1,092	1,283

Lease financings	2,620	2,532	2,508

Switzerland	136,689	134,906	134,149

Banks	7,836	8,440	9,638

Commercial	69,036	70,384	73,060

Consumer	19,765	20,116	21,508

Public authorities	4,161	2,319	2,563

Lease financings	1,113	1,298	870

Foreign	101,911	102,557	107,639

Gross loans	238,600	237,463	241,788

of which held at amortized cost	202,354	205,149	210,741

of which held at fair value	36,246	32,314	31,047

Net (unearned income)/deferred expenses	(25)	(27)	(20)

Allowance for loan losses	(1,395)	(1,639)	(1,234)

Net loans	237,180	235,797	240,534

Percentage of allowance for loan losses [1]	0.7%	0.8%	0.6%

1 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry

end of	2011	2010

Loan portfolio by industry (CHF million)

Banks	5,311	5,516

Other financial services	20,062	19,248

Real estate companies	25,185	23,362

Other services	17,658	17,336

Manufacturing	10,032	9,626

Wholesale and retail trade	8,716	7,127

Construction	2,560	2,769

Transportation	11,318	10,484

Health and social services	1,421	1,225

Hotels and restaurants	1,143	1,136

Agriculture and mining	5,499	3,026

Telecommunications	1,380	1,676

Governments, public institutions and non-profit organizations	2,661	2,475

Corporate & institutional	112,946	105,006

Consumer	121,411	114,885

Gross loans	234,357	219,891

Net (unearned income)/deferred expenses	(34)	(32)

Allowance for loan losses	(910)	(1,017)

Net loans	233,413	218,842

Details of the loan portfolio by time remaining until contractual maturity by category

end of 2011	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total

Loan portfolio (CHF million)

Mortgages	31,144	39,144	13,508	2,718		0		86,514

Loans collateralized by securities	2,590	784	108	723		0		4,205

Consumer finance	2,333	1,876	67	322		0		4,598

Consumer	36,067	41,804	13,683	3,763		0		95,317

Real estate	12,780	5,818	2,951	387		35		21,971

Commercial and industrial loans	11,607	4,128	1,408	4,647		2,242		24,032

Financial institutions	2,528	337	110	586		745		4,306

Governments and public institutions	405	477	123	66		40		1,111

Corporate & institutional	27,320	10,760	4,592	5,686		3,062		51,420

Switzerland	63,387	52,564	18,275	9,449		3,062		146,737

Mortgages	1,000	648	54	39		0		1,741

Loans collateralized by securities	18,018	1,848	1,306	1,084		0		22,256

Consumer finance	1,242	289	356	210		0		2,097

Consumer	20,260	2,785	1,716	1,333		0		26,094

Real estate	1,354	1,686	157	15		2		3,214

Commercial and industrial loans	21,977	8,586	1,625	560		3,218		35,966

Financial institutions	9,346	6,561	3,930	204		1,026		21,067

Governments and public institutions	287	434	109	0		449		1,279

Corporate & institutional	32,964	17,267	5,821	779		4,695		61,526

Foreign	53,224	20,052	7,537	2,112		4,695		87,620

Gross loans	116,611	72,616	25,812	11,561		7,757		234,357

of which fixed rate	101,819	58,845	21,666	0		3,120		185,450

of which variable rate	14,792	13,771	4,146	11,561		4,637		48,907

Net (unearned income)/deferred expenses								(34)

Allowance for loan losses								(910)

Net loans								233,413

1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement. 2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.

Non-performing and non-interest-earning loans

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2011	2010	2009	2008	2007	2011	2010	2011	2010

Non-performing and non-interest-earning loans (CHF million)

Switzerland	427	463	518	607	657	16	13	4	3

Foreign	331	498	779	1,029	316	19	24	10	6

Non-performing loans [1]	758	961	1,297	1,636	973	35	37	14	9

Switzerland	100	143	186	242	343	7	11	0	0

Foreign	162	197	150	34	34	7	8	0	5

Non-interest-earning loans [1]	262	340	336	276	377	14	19	0	5

Total non-performing and non-interest-earning loans	1,020	1,301	1,633	1,912	1,350	49	56	14	14

1 Refer to "Impaired loans" in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for a definition of these terms.

Potential problem loans

end of	2011	2010	2009	2008	2007

Potential problem loans (CHF million)

Switzerland	323	222	277	265	309

Foreign	357	288	381	538	238

Total potential problem loans	680	510	658	803	547

Restructured loans

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2011	2010	2009	2008	2007	2011	2010	2011	2010

Restructured loans (CHF million)

Switzerland	4	4	0	2	7	1	0	0	0

Foreign	14	48	6	8	42	2	0	3	4

Total restructured loans	18	52	6	10	49	3	0	3	4

Movements in the allowance for loan losses

2011

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	1,017

Switzerland	51

Foreign	90

Net movements recognized in the consolidated statements of operations	141

Mortgages	(10)

Loans collateralized by securities	(4)

Consumer finance	(79)

Consumer	(93)

Real estate	(9)

Commercial and industrial loans	(45)

Corporate & institutional	(54)

Switzerland	(147)

Mortgages	(4)

Loans collateralized by securities	(15)

Consumer finance	(12)

Consumer	(31)

Commercial and industrial loans	(116)

Financial institutions	(5)

Corporate & institutional	(121)

Foreign	(152)

Gross write-offs	(299)

Consumer finance	33

Consumer	33

Commercial and industrial loans	3

Corporate & institutional	3

Switzerland	36

Consumer finance	5

Consumer	5

Corporate & institutional	0

Foreign	5

Recoveries	41

Net write-offs	(258)

Provisions for interest	14

Foreign currency translation impact and other adjustments, net	(4)

Balance at end of period	910

Average loan balance	225,165

Ratio of net write-offs to average loans	0.11%

Movements in the allowance for loan losses (continued)

	2010	2009	2008	2007

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	1,395	1,639	1,234	1,484

Change in accounting	0	0	0	(61)

Discontinued operations/change in scope of consolidation	0	0	0	(61)

Switzerland	(3)	85	23	(35)

Foreign	(90)	230	562	75

Net movements recognized in the consolidated statements of operations	(93)	315	585	40

Commercial	(64)	(63)	(108)	(155)

Consumer	(90)	(80)	(64)	(87)

Lease financings	(8)	(8)	(6)	(7)

Switzerland	(162)	(151)	(178)	(249)

Commercial	(109)	(503)	(48)	(42)

Consumer	(23)	(20)	(4)	(4)

Foreign	(132)	(523)	(52)	(46)

Gross write-offs	(294)	(674)	(230)	(295)

Commercial	28	18	31	18

Consumer	15	23	20	20

Lease financings	1	1	1	1

Switzerland	44	42	52	39

Commercial	17	21	33	36

Consumer	1	0	4	15

Lease financings	1	0	0	3

Foreign	19	21	37	54

Recoveries	63	63	89	93

Net write-offs	(231)	(611)	(141)	(202)

Provisions for interest	2	43	19	1

Foreign currency translation impact and other adjustments, net	(56)	9	(58)	(28)

Balance at end of period	1,017	1,395	1,639	1,234

Average loan balance	227,874	241,892	239,803	223,542

Ratio of net write-offs to average loans	0.10%	0.25%	0.06%	0.09%

Analysis of the allowance for loan losses by Switzerland, foreign and category

	2011

end of	CHF million	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Mortgages	54	0.0%

Loans collateralized by securities	11	0.0%

Consumer finance	107	0.0%

Consumer	172	0.1%

Real estate	63	0.0%

Commercial and industrial loans	230	0.1%

Financial institutions	2	0.0%

Corporate & institutional	295	0.1%

Switzerland	467	0.2%

Mortgages	14	0.0%

Loans collateralized by securities	38	0.0%

Consumer finance	65	0.0%

Consumer	117	0.1%

Real estate	8	0.0%

Commercial and industrial loans	215	0.1%

Financial institutions	97	0.0%

Governments and public institutions	6	0.0%

Corporate & institutional	326	0.1%

Foreign	443	0.2%

Total allowance for loan losses	910	0.4%

of which on principal	837	0.4%

of which on interest	73	0.0%

Analysis of the allowance for loan losses by Switzerland, foreign and category (continued)

	2010		2009		2008		2007

end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Commercial	348	0.2%	445	0.2%	489	0.2%	597	0.2%

Consumer	178	0.1%	215	0.1%	219	0.1%	235	0.1%

Lease financings	23	0.0%	25	0.0%	25	0.0%	20	0.0%

Switzerland	549	0.3%	685	0.3%	733	0.3%	852	0.4%

Banks	41	0.0%	47	0.0%	7	0.0%	7	0.0%

Commercial	320	0.1%	549	0.2%	814	0.3%	347	0.1%

Consumer	90	0.0%	97	0.0%	69	0.0%	12	0.0%

Public authorities	7	0.0%	6	0.0%	3	0.0%	6	0.0%

Lease financings	10	0.0%	11	0.0%	13	0.0%	10	0.0%

Foreign	468	0.2%	710	0.3%	906	0.4%	382	0.2%

Total allowance for loan losses	1,017	0.5%	1,395	0.6%	1,639	0.7%	1,234	0.5%

of which on principal	905	0.4%	1,235	0.5%	1,483	0.6%	1,082	0.4%

of which on interest	112	0.1%	160	0.1%	156	0.1%	152	0.1%

Gross write-offs of loans by industry

in	2011

Gross write-offs of loans (CHF million)

Banks	5

Other financial services	1

Real estate companies	9

Other services	12

Manufacturing	63

Wholesale and retail trade	25

Construction	11

Transportation	4

Hotels and restaurants	3

Agriculture and mining	42

Corporate & institutional	175

Consumer	124

Total gross write-offs	299

Gross write-offs of loans by industry (continued)

in	2010	2009	2008	2007

Gross write-offs of loans by industry (CHF million)

Financial services	21	274	30	15

Real estate companies	24	151	9	32

Other services	3	15	16	29

Manufacturing	85	41	33	61

Wholesale and retail trade	22	9	39	18

Construction	4	62	9	7

Transportation	5	4	3	5

Health and social services	4	0	7	12

Hotels and restaurants	2	4	5	7

Agriculture and mining	0	0	0	3

Telecommunications	3	6	5	6

Non-profit and international organizations	0	0	0	2

Commercial	173	566	156	197

Consumer	113	100	68	91

Lease financings	8	8	6	7

Total gross write-offs	294	674	230	295

Cross-border outstandings

end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total

2011 (CHF million)

United States	12,015	51,736	6,868	70,619	11,238	59,548	141,405

United Kingdom	4,673	4,666	49	9,388	23,693	28,383	61,464

Luxembourg	2,307	9,072	1,180	12,559	20,129	1,223	33,911

Germany	9,696	8,500	4,682	22,878	699	4,877	28,454

France	7,647	12,367	3,384	23,398	100	3,349	26,847

Cayman Islands	231	22,587	0	22,818	67	808	23,693

Japan	6,642	3,827	605	11,074	4,377	4,969	20,420

The Netherlands	3,338	6,936	2,464	12,738	6	2,632	15,376

Brazil	1,715	3,217	2,095	7,027	7,445	264	14,736

Canada	1,766	6,520	1,061	9,347	0	1,456	10,803

Italy	1,687	2,287	5,251	9,225	0	471	9,696

2010 (CHF million)

United States	17,239	49,135	8,564	74,938	40,396	52,068	167,402

United Kingdom	7,900	5,288	64	13,252	0	42,533	55,785

Germany	12,650	14,141	10,058	36,849	767	3,224	40,840

Japan	8,114	5,247	1,663	15,024	5,025	14,189	34,238

France	7,435	12,836	6,350	26,621	163	3,259	30,043

The Netherlands	3,846	11,754	2,082	17,682	0	2,048	19,730

Cayman Islands	1,563	14,242	427	16,232	584	640	17,456

Luxembourg	2,184	9,909	745	12,838	0	436	13,274

Brazil	1,451	2,247	2,051	5,749	5,106	275	11,130

Italy	1,768	2,729	4,537	9,034	0	1,232	10,266

Canada	2,544	3,946	798	7,288	0	1,324	8,612

South Korea	953	3,255	1,096	5,304	2,586	209	8,099

2009 (CHF million)

United States	16,244	54,625	8,264	79,133	68,373	67,542	215,048

United Kingdom	9,159	5,329	101	14,589	1,624	34,638	50,851

Germany	15,332	12,173	13,254	40,759	736	3,954	45,449

Japan	3,844	2,247	2,446	8,537	8,059	10,693	27,289

France	7,819	11,295	4,067	23,181	22	3,524	26,727

Cayman Islands	1,170	16,672	0	17,842	617	474	18,933

The Netherlands	3,537	10,692	2,691	16,920	0	1,848	18,768

Luxembourg	2,230	12,272	1,498	16,000	0	553	16,553

Spain	7,231	2,280	1,879	11,390	313	1,830	13,533

Italy	2,141	2,414	5,797	10,352	282	592	11,226

Ireland	5,483	5,089	37	10,609	0	191	10,800

Brazil	1,074	2,424	1,474	4,972	4,814	412	10,198

South Korea	1,139	2,776	167	4,082	4,868	146	9,096

Canada	1,785	3,301	2,762	7,848	0	1,228	9,076

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

Deposits in Switzerland and foreign offices

	2011			2010			2009

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Deposits (CHF million, except where indicated)

Non-interest-bearing demand	11,813	–	–	11,197	–	–	9,621	–	–

Interest-bearing demand	105,590	244	0.2%	99,951	225	0.2%	79,259	180	0.2%

Savings deposits	54,424	312	0.6%	52,225	309	0.6%	48,188	306	0.6%

Time deposits	19,116	95	0.5%	21,409	93	0.4%	31,294	303	1.0%

Switzerland	190,943	651	0.3%	184,782	627	0.3%	168,362	789	0.5%

Non-interest-bearing demand	3,655	–	–	3,495	–	–	2,546	–	–

Interest-bearing demand	18,921	41	0.2%	17,863	25	0.1%	20,206	64	0.3%

Savings deposits	34	0	0.0%	36	0	0.0%	43	0	–

Time deposits	119,415	1,002	0.8%	117,565	949	0.8%	144,780	2,117	1.5%

Foreign	142,025	1,043	0.7%	138,959	974	0.7%	167,575	2,181	1.3%

Total deposits	332,968	1,694	0.5%	323,741	1,601	0.5%	335,937	2,970	0.9%

Deposits by foreign depositors in Swiss offices amounted to CHF 60.7 billion, CHF 55.6 billion and CHF 55.4 billion as of December 31, 2011, 2010 and 2009, respectively.

Aggregate of individual time deposits in Switzerland and foreign offices

in 2011	Switzerland	Foreign	Total

Time deposits (CHF million)

3 months or less	–	30,026	30,026

Over 3 through 6 months	–	1,137	1,137

Over 6 through 12 months	–	1,142	1,142

Over 12 months	–	2,480	2,480

Certificates of deposit	–	34,785	34,785

3 months or less	14,655	87,595	102,250

Over 3 through 6 months	791	4,032	4,823

Over 6 through 12 months	993	2,133	3,126

Over 12 months	345	4,656	5,001

Other time deposits	16,784	98,416	115,200

Total time deposits	16,784	133,201	149,985

Balances shown are the CHF equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings

in	2011	2010	2009

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)

Outstanding as of December 31	176,559	168,394	191,687

Maximum amount outstanding at any month-end during the year	176,559	223,370	277,076

Approximate average amount outstanding during the year	156,472	199,404	218,120

Interest expense for the year ended December 31	1,621	1,637	2,261

Approximate weighted-average interest rate during the year	1.0%	0.8%	1.0%

Approximate weighted-average interest rate at year-end	0.8%	1.2%	1.8%

Commercial paper (CHF million)

Outstanding as of December 31	21,444	15,216	948

Maximum amount outstanding at any month-end during the year	21,444	15,270	2,491

Approximate average amount outstanding during the year	16,232	8,746	1,583

Interest expense for the year ended December 31	52	32	13

Approximate weighted-average interest rate during the year	0.3%	0.4%	0.8%

Approximate weighted-average interest rate at year-end	0.4%	0.6%	0.3%

Other short-term borrowings (CHF million)

Outstanding as of December 31	4,671	6,467	6,697

Maximum amount outstanding at any month-end during the year	9,218	9,797	10,814

Approximate average amount outstanding during the year	8,004	8,619	8,813

Interest expense for the year ended December 31	17	31	235

Approximate weighted-average interest rate during the year	0.2%	0.4%	2.7%

Approximate weighted-average interest rate at year-end	1.2%	0.7%	1.5%

Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial paper are less than six months and other short-term borrowings are one year or less.

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

The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2011, 2010 and 2009, the Bank had short-term borrowings of CHF 24.6 billion, CHF 19.5 billion and CHF 6.1 billion compared to short-term borrowings of CHF 26.1 billion, CHF 21.7 billion and CHF 7.6 billion at the Group, respectively. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2011, 2010 and 2009 were primarily related to >>>commercial paper issued by Clariden Leu in Switzerland.

In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2011, the carrying value of the Group’s debt securities was CHF 5.1 billion compared to CHF 3.4 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local government entities, foreign governments and corporates, and >>>collateralized debt obligations held by Neue Aargauer Bank, principally for liquidity management purposes.

The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2011, 2010 and 2009, the Bank’s total loans were CHF 212.3 billion, CHF 200.7 billion and CHF 221.5 billion or 91.0%, 91.7% and 93.4% of the Group’s total loans of CHF 233.4 billion, CHF 218.8 billion and CHF 237.2 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2011, December 31, 2010 and December 31, 2009 principally related to Neue Aargauer Bank and Clariden Leu, primarily in the Swiss consumer segment.

> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) for additional information on the Bank’s loan portfolio and related allowances.

Ratio of earnings to fixed charges - Group

in	2011	2010	2009	2008		2007

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,461	7,487	8,077	(14,902)		13,740

Income from equity method investments	(138)	(164)	(56)	82		(196)

Pre-tax earnings/(loss) from continuing operations	3,323	7,323	8,021	(14,820)		13,544

Fixed charges:
Interest expense	16,569	18,992	18,397	39,403		54,108

Interest portion of rentals [1]	606	601	590	574		584

Preferred dividend requirements	216	162	131	60		0

Total fixed charges	17,391	19,755	19,118	40,037		54,692

Pre-tax earnings before fixed charges	20,714	27,078	27,139	25,217		68,236

Noncontrolling interests	837	822	(313)	(2,619)		4,738

Earnings before fixed charges and provision for income taxes	19,877	26,256	27,452	27,836		63,498

Ratio of earnings to fixed charges	1.14	1.33	1.44	0.70	[2]	1.16

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,201 million for the year ended December 31, 2008.

Ratio of earnings to fixed charges - Bank

in	2011	2010	2009	2008		2007

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	2,362	6,271	7,357	(15,839)		12,165

Income from equity method investments	(134)	(148)	(31)	98		(200)

Pre-tax earnings/(loss) from continuing operations	2,228	6,123	7,326	(15,741)		11,965

Fixed charges:
Interest expense	16,440	18,798	18,153	39,189		53,994

Interest portion of rentals [1]	566	566	557	543		551

Preferred dividend requirements	216	162	131	60		0

Total fixed charges	17,222	19,526	18,841	39,792		54,545

Pre-tax earnings before fixed charges	19,450	25,649	26,167	24,051		66,510

Noncontrolling interests	901	802	(697)	(3,379)		5,013

Earnings before fixed charges and provision for income taxes	18,549	24,847	26,864	27,430		61,497

Ratio of earnings to fixed charges	1.08	1.27	1.43	0.69	[2]	1.13

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

American Depositary Shares
Under Swiss law, holders of >>>American Depositary Shares (ADS) are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADSs. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADSs are issued. For further information relating to our ADSs, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADSs for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADSs in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

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

Swiss taxation
Withholding tax on dividends and similar distributions
Dividends paid and other similar cash, in-kind taxable distributions made by us to a holder of Shares (including dividends on liquidation proceeds and stock dividends but not the repayment of nominal value of the Shares or repayment of capital contribution reserves (Kapitaleinlagen)) and taxable income resulting from partial liquidation as referred to below under “Capital gains tax realized on Shares” are subject to a federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration.

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

Residents of the US
A non-Swiss resident holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder: (i) qualifies for benefits under the Treaty; (ii) holds, directly or indirectly, less than 10% of our voting stock; and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which Shares are attributable. Such an eligible US holder may apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed on no later than December 31 of the third year following the calendar year in which the dividend became payable.

Income and profit tax on dividends and similar distributions
Individuals
An individual who is a Swiss resident for tax purposes, or who is a non-Swiss resident holding Shares as part of a Swiss business operation or Swiss permanent establishment, is required to report the receipt of taxable distributions received on the Shares in her or his relevant Swiss tax returns. An exemption from income tax applies with regard to distributions out of capital contribution reserves (Kapitaleinlagen).

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

Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual prior to January 1, 2013, with respect to our Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2010 or 2011 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2012 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

In general, a US Holder will be required to determine the amount of any dividend paid in Swiss francs by translating the Swiss francs into US dollar at the “spot rate” of exchange on the date of receipt. The tax basis of Swiss franc received by the US Holder generally will equal the US dollar equivalent of such Swiss franc, translated at the spot rate of exchange on the date such Swiss franc dividends are received. Upon a subsequent exchange of such Swiss franc for US dollar, or upon the use of such Swiss franc to purchase property, a US Holder will generally recognize ordinary income or loss in the amount equal to the difference between such US Holder’s tax basis for the Swiss franc and the US dollar received or, if property is received, the fair market value of the property. In addition, a US Holder may be required to recognize domestic-source foreign currency gain or loss on the receipt of a refund in respect of Swiss withholding tax to the extent the US dollar value of the refund differs from the US dollar equivalent of the amount on the date of receipt of the underlying dividend.

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
Trading in our own shares
The Group buys and sells its own shares and >>>derivatives on its own shares within its normal trading and market-making activities mainly through its Swiss broker-dealer operations. In the Swiss market, the Group buys and sells its shares and derivatives on these shares to facilitate customer orders, to provide liquidity as a market maker and to hedge derivative instruments.

The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to FINMA regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act of Stock Exchanges and Securities Trading, the rules of the SIX and the EUREX electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.

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

> Refer to “Share repurchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management for further information on trading in the Group’s shares and shares repurchases.
Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]

2012 (through March 16)	6,292,907		27.2		21.0		2,432,640		29.6		22.2

March (through March 16)	7,334,447		27.2		23.5		2,451,489		29.6		25.4

February	6,173,346		25.7		23.5		2,687,757		28.0		25.6

January	5,817,304		24.7		21.0		2,166,213		26.8		22.2

2011	7,145,763		45.0		19.7		2,027,558		47.6		21.2

Fourth quarter	6,462,140		27.1		19.7		2,721,944		32.0		21.2

December	5,153,768		23.3		21.2		2,016,448		25.3		22.4

November	7,194,110		23.5		19.7		3,145,408		27.2		21.2

October	7,003,685		27.1		22.1		3,003,976		32.0		24.2

Third quarter	8,936,583		33.5		19.8		2,648,451		39.8		22.9

Second quarter	5,667,844		41.0		31.6		1,187,631		45.5		38.0

First quarter	7,419,226		45.0		37.9		1,534,527		47.6		40.9

2010	7,140,826		56.4		37.0		1,251,186		54.6		36.5

Fourth quarter	6,304,756		43.5		37.0		1,122,188		45.1		37.0

Third quarter	5,825,957		50.2		40.2		996,418		48.2		38.1

Second quarter	8,764,451		56.4		40.9		1,731,865		53.1		36.5

First quarter	7,795,568		56.1		43.8		1,157,387		54.6		40.3

2009	7,118,183		60.4		22.5		1,448,809		59.8		19.0

2008	11,564,353		67.0		24.9		1,404,764		59.8		19.0

2007	8,543,386		95.5		61.9		788,577		79.0		55.9

1 Closing prices for one share and average daily trading volume (SIX). 2 Closing prices of ADSs and average daily trading volume (NYSE).

Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2011, we maintained 564 offices and branches worldwide, of which approximately 63% were located in Switzerland.

As of the end of 2011, approximately 29% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases, 47% of which expire after 2016. The book value of the ten largest owned properties was approximately CHF 1.8 billion as of the end of 2011. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2011, the total amount of indebtedness secured by these facilities was not material to us.

We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.
Foreign currency translation rates
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:

Year	End of	Average in	[1]	High	Low

Exchange rate information - 5 years

2011	1.0668	1.1398		1.3706	1.0251

2010	1.0673	0.9628		1.0673	0.8610

2009	0.9710	0.9261		1.0016	0.8408

2008	0.9369	0.9305		1.0142	0.8171

2007	0.8827	0.8381		0.9087	0.7978

1 The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

Exchange rate information - 6 months

March 2012 (through March 16)	1.1049	1.0738

February 2012	1.1174	1.0842

January 2012	1.0939	1.0466

December 2011	1.0947	1.0493

November 2011	1.1353	1.0765

October 2011	1.1616	1.0837

September 2011	1.2719	1.1022

Appendix
Selected five-year information
Risk factors
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2011		2010	2009	2008	2007

Condensed consolidated statements of operations (CHF million)

Net revenues	26,225		31,386	33,294	9,268	39,321

Provision for credit losses	187		(79)	506	813	240

Total operating expenses	22,577		23,978	24,711	23,357	25,341

Income/(loss) from continuing operations before taxes and extraordinary items	3,461		7,487	8,077	(14,902)	13,740

Income tax expense/(benefit)	671		1,548	1,835	(4,596)	1,248

Income/(loss) from continuing operations before extraordinary items	2,790		5,939	6,242	(10,306)	12,492

Income/(loss) from discontinued operations, net of tax	0		(19)	169	(531)	6

Net income/(loss)	2,790		5,920	6,411	(10,837)	12,498

Less net income/(loss) attributable to noncontrolling interests	837		822	(313)	(2,619)	4,738

Net income/(loss) attributable to shareholders	1,953		5,098	6,724	(8,218)	7,760

of which from continuing operations	1,953		5,117	6,555	(7,687)	7,754

of which from discontinued operations	0		(19)	169	(531)	6

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	1.37		3.93	5.14	(7.51)	7.06

Basic earnings/(loss) per share	1.37		3.91	5.28	(8.01)	7.07

Diluted earnings/(loss) per share from continuing operations	1.36		3.91	5.01	(7.51)	6.77

Diluted earnings/(loss) per share	1.36		3.89	5.14	(8.01)	6.78

Consolidated balance sheet (CHF million)

Total assets	1,049,165		1,032,005	1,031,427	1,170,350	1,360,680

Share capital	49		47	47	47	46

Shareholders' equity	33,674		33,282	37,517	32,302	43,199

Shares outstanding (million)

Shares outstanding	1,220.3		1,173.9	1,169.2	1,163.9	1,020.6

Dividend per share (CHF)

Dividend per share	0.75	[1]	1.30	2.00	0.10	2.50

Ratios (%)

Return on assets	0.3		0.6	0.6	(0.6)	0.6

Return on equity attributable to shareholders	6.0		14.4	18.3	(21.1)	18.0

Dividend payout ratio	54.7	[1]	33.2	37.9	(1.2)	35.4

Equity to asset ratio	3.2		3.2	3.6	2.8	3.2

1 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions.

Selected information – Group (continued)
in / end of	2011	2010	2009	2008	2007

Average utilized economic capital (CHF million)

Private Banking	6,940	6,589	6,236	6,121	5,949

Investment Banking	19,917	20,735	20,155	29,242	37,811

Asset Management	3,359	3,539	3,467	3,285	2,716

Credit Suisse	31,473	31,958	29,810	38,619	46,112

Pre-tax return on average utilized economic capital (%)

Private Banking	34.2	52.5	59.0	63.5	92.9

Investment Banking	1.0	17.6	34.6	(46.7)	9.8

Asset Management	17.5	15.2	2.1	(34.8)	14.9

Credit Suisse	11.6	24.0	27.7	(38.1)	30.5

Selected information – Bank
in / end of	2011	2010	2009	2008	2007

Condensed consolidated statements of operations (CHF million)

Net revenues	24,301	29,598	31,993	7,305	36,890

Provision for credit losses	97	(124)	460	797	227

Total operating expenses	21,842	23,451	24,176	22,347	24,498

Income/(loss) from continuing operations before taxes and extraordinary items	2,362	6,271	7,357	(15,839)	12,165

Income tax expense/(benefit)	433	1,258	1,794	(4,922)	844

Income/(loss) from continuing operations before extraordinary items	1,929	5,013	5,563	(10,917)	11,321

Income/(loss) from discontinued operations, net of tax	0	(19)	169	(531)	6

Net income/(loss)	1,929	4,994	5,732	(11,448)	11,327

Less net income/(loss) attributable to noncontrolling interests	901	802	(697)	(3,379)	5,013

Net income/(loss) attributable to shareholders	1,028	4,192	6,429	(8,069)	6,314

of which from continuing operations	1,028	4,211	6,260	(7,538)	6,308

of which from discontinued operations	0	(19)	169	(531)	6

Consolidated balance sheet (CHF million)

Total assets	1,023,175	1,008,761	1,010,482	1,151,669	1,333,742

Share capital	4,400	4,400	4,400	4,400	4,400

Shareholder's equity	27,502	27,783	31,228	26,868	31,334

Number of shares outstanding (million)

Number of shares outstanding	44.0	44.0	44.0	44.0	44.0

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

> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management for information on our liquidity management.
Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Since 2009, access to the debt capital markets and secured lending markets has generally normalized for those financial institutions, including Credit Suisse, that emerged from the financial crisis in a relatively strong position. Nevertheless, the costs of liquidity have increased, and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the challenging economic environment in Europe, the US and elsewhere.

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

Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms that pose systemic risk would receive government or central bank support in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. For example, in December 2011, following the completion of a broad review of the ratings of the world’s largest banks, Fitch Ratings (Fitch) lowered its ratings of eight “global trading and universal banks”, including Credit Suisse. In doing so, Fitch noted that the downgrades reflected challenges faced by the sector as a whole, rather than negative developments in individual institutions’ fundamental creditworthiness. Further downgrades in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain our clients.

Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to reduce our balance sheet and accelerated the implementation of our client-focused, capital-efficient strategy in 2011, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own or have net short positions, in any of those markets an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and may in the future cause, a significant decline in our net revenues and profitability.

Our businesses are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal and other developments in the countries we operate in around the world

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. Additionally new challenges developed during 2011, particularly in Europe, which suffered from prolonged uncertainly over the future of the Euro, and the US, which saw the first downgrade of US sovereign debt in the modern era. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. In 2011, particular concerns were raised about certain European countries, including Greece, Ireland, Italy, Portugal and Spain, regarding perceived weaknesses in their economic and fiscal condition, and how such weaknesses might affect other economies as well as financial institutions (including Credit Suisse) which lent funds to or did business with or in those countries. There is always the chance that economic disruptions in other countries, even in countries in which we do not currently conduct business or have operations, will adversely affect our businesses and results.

Adverse market and economic conditions continue to create a challenging operating environment for financial services companies. In particular, the impact of interest and foreign currency exchange rates, the risk of geopolitical events, fluctuations in commodity prices, the European sovereign debt crisis and the US federal debt crisis have affected financial markets and the economy. In recent years, movements in interest rates have affected our net interest income and the value of our trading and non-trading fixed income portfolios. In addition, movements in equity markets, together with lower industry-wide capital issuance levels, have affected the value of our trading and non-trading equity portfolios, while the strength of the CHF has adversely affected our revenues and net income.

Such adverse market or economic conditions may reduce the number and size of investment banking transactions in which we provide underwriting, mergers and acquisitions advice or other services and, therefore, may adversely affect our financial advisory and underwriting fees. Such conditions may adversely affect the types and volumes of securities trades that we execute for customers and may adversely affect the net revenues we receive from commissions and spreads. In addition, several of our businesses engage in transactions with, or trade in obligations of, governmental entities, including super-national, national, state, provincial, municipal and local authorities. These activities can expose us to enhanced sovereign, credit-related, operational and reputational risks, including the risks that a governmental entity may default on or restructure its obligations or may claim that actions taken by government officials were beyond the legal authority of those officials, which could adversely affect our financial condition and results of operations.

Unfavorable market or economic conditions have affected our businesses in recent years, including the low interest rate environment, continued cautious investor behavior, lower industry-wide capital issuance levels, and subdued mergers and acquistions activity. These negative factors have been reflected in lower commissions and fees from our client-flow sales and trading and asset management activities, including commissions and fees that are based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. In light of the recent dislocation in the financial and credit markets, there has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our Asset Management and Wealth Management Clients results of operations have been and could continue to be adversely affected as long as this continues.

Adverse market or economic conditions have also negatively affected our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit in weak IPO markets.

In addition to the macroeconomic factors discussed above, other events beyond our control, including terrorist attacks, military conflicts, economic or political sanctions, disease pandemics, political unrest or natural disasters could have a material adverse effect on economic and market conditions, market volatility and financial activity, with a potential related effect on our businesses and results.

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. We also securitize and trade in residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including residential mortgage-backed securities. Our real estate businesses and risk exposures could continue to be adversely affected by the downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of the real estate market overheating in certain areas of Switzerland could have a material adverse effect on our real estate business.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses in our Private Banking and Investment Banking businesses, which may have sizeable loans to, and securities holdings in certain customers, industries or countries. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues.

We have significant risk concentration in the financial services industry as a result of the large volume of transactions we routinely conduct with broker-dealers, banks, funds and other financial institutions, and in the ordinary conduct of our business we may be subject to risk concentration with a particular counterparty. We, like other financial institutions, continue to adapt our practices and operations in consultation with our regulators to better address an evolving understanding of our exposure to, and management of, systemic risk and risk concentration to financial institutions. Regulators continue to focus on these risks, and there are numerous new regulations and government proposals, and significant ongoing regulatory uncertainty, about how best to address them. There can be no assurance that the changes in our industry, operations, practices and regulation will be effective in managing this risk.

> Refer to “Regulation and supervision” in I – Information on the company for further information.
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

Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.

> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for information on management of credit risk.
Management’s determination of the provision for loan losses is subject to significant judgment. Our banking businesses may need to increase their provisions for loan losses or may record losses in excess of the previously determined provisions if our original estimates of loss prove inadequate, which could have a material adverse effect on our results of operations.

> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management and “Note 1 – Summary of significant accounting policies”, “Note 10 – Provision for credit losses” and “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for information on provisions for loan losses and related risk mitigation.

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

Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those with significant exposure to the eurozone, continued in 2011 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized upon or can only be liquidated at prices insufficient to cover the full amount of exposure.

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

Risks from estimates and valuations
We make estimates and valuations that affect our reported results, including measuring the fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards and calculating expenses and liabilities associated with our pension plans. These estimates are based upon judgment and available information, and our actual results may differ materially from these estimates.

> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group for information on these estimates and valuations.

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

> Refer to “Off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and contractual obligations and ”Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group for information on our transactions with and commitments to SPEs.

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

We may face significant losses in emerging markets
As a global financial services company and industry leader in emerging markets, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at containing emerging market risk, however, may not always succeed.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities in our Investment Banking and Asset Management businesses are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. Notwithstanding the actions of the Swiss National Bank to impose a floor for the CHF-EUR exchange rate, the Swiss franc appreciated significantly against the US dollar and euro in 2011. The appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may have such an effect in the future.

Operational risk
We are exposed to a wide variety of operational risks, including information technology risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. In general, although we have business continuity plans, our businesses face a wide variety of operational risks, including technology risk that stems from dependencies on information technology, third-party suppliers and the telecommunications infrastructure. As a global financial services company, we rely heavily on our financial, accounting and other data processing systems, which are varied and complex. Our business depends on our ability to process a large volume of diverse and complex transactions, including derivatives transactions, which have increased in volume and complexity. We are exposed to operational risk arising from errors made in the execution, confirmation or settlement of transactions or in transactions not being properly recorded or accounted for. Regulatory requirements in this area have increased and are expected to increase further.

Information security, data confidentiality and integrity are of critical importance to our businesses. Despite our wide array of security measures to protect the confidentiality, integrity and availability of our systems and information, it is not always possible to anticipate the evolving threat landscape and mitigate all risks to our systems and information. We could also be affected by risks to the systems and information of clients, vendors, service providers, counterparties and other third parties.

If any of our systems do not operate properly or are compromised as a result of cyber-attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact, we could be subject to litigation or suffer financial loss, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. Any such event could also require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures.

We may suffer losses due to employee misconduct
Our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of “rogue traders” or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

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

> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information on our risk management.
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

> Refer to “Note 37 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our Investment Banking and other businesses.

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

> Refer to “Critical accounting estimates” in II – Operating and financial review and “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group for more information.

Regulatory changes may adversely affect our business and ability to execute our strategic plans
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, Europe, the US and other jurisdictions in which we operate around the world. Such regulation is becoming increasingly more extensive and complex and, in recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have all increased significantly. These regulations often serve to limit our activities, including through the application of increased capital requirements, customer protection and market conduct regulations, and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives.

Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk. We are already subject to increased regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. We expect such increased regulation to increase our costs and affect our ability to conduct certain businesses. For example, our business may be affected by regulatory initiatives such as the additional capital requirements, capital adequacy ratios, leverage capital requirements and liquidity principles we have agreed with our primary regulator in Switzerland, the Swiss Financial Market Supervisory Authority (FINMA), the ongoing implementation in the US of the provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act (including the “Volcker Rule” and derivatives regulation) and other regulatory developments described in I – Information on the company – Regulation and supervision. We expect the financial services industry, including Credit Suisse, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2012.

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

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
> Refer to “Regulation and supervision” in I – Information on the company for a description of our regulatory regime and capital requirements and a summary of some of the significant regulatory and government reform proposals affecting the financial services industry.

Changes in monetary policy are beyond our control and difficult to predict
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the US and other countries. The actions of the Fed and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. Many central banks have implemented significant changes to their monetary policy. We cannot predict whether these changes will have a material adverse effect on us or our operations. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.

Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application. For example, the volume of our business in any one year could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets.

Any conversion of our contingent capital will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules that we expect to be implemented, we will be required to issue a significant amount of contingent capital which will convert into common equity upon the occurrence of a triggering event. We have already issued or agreed to issue an aggregate of CHF 8.4 billion in principal amount of such contingent capital, and we expect to issue more such contingent capital in the future. If a triggering event occurs, the conversion of some or all of the contingent capital then outstanding will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our common stock.

Competition
We face intense competition
We face intense competition in all financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, is increasing competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Although we expect the increasing consolidation and changes in our industry to offer opportunities, we can give no assurance that our results of operations will not be adversely affected.

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

> Refer to “Reputational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for more information.
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

Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced in 2011 that we are adapting our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. In order to implement this strategy, we are reducing headcount by approximately 7% across the Group, maximizing deployment opportunities by rationalizing our existing business footprint, more fully integrating our operating model and continuing to centralize our infrastructure and streamlining our operational and support functions. We are also redeploying capital, particularly in Investment Banking, to invest and grow businesses while significantly reducing our risk-weighted assets and cost base. Factors beyond our control, including but not limited to the market and economic conditions and other challenges discussed in detail above, could limit our ability to achieve all of the expected benefits of these initiatives.

In addition, acquisitions and other similar transactions we undertake as part of our strategy subject us to certain risks. Even though we review the records of companies we plan to acquire, it is generally not feasible for us to review all such records in detail. Even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities (including legal and compliance issues), or an acquired business may not perform as well as expected. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively as a result of, among other things, differing procedures, business practices and technology systems, as well as difficulties in adapting an acquired company into our organizational structure. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses or the capital expenditures needed to develop such businesses.

In recent years, we have also undertaken a number of new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.

List of abbreviations
A

ABO	Accumulated Benefit Obligation

ABS	Asset-Backed Securities

ADR	American Depositary Receipts

ADS	American Depositary Shares

AES®	Advanced Execution Services

AGM	Annual General Meeting

AIG	American International Group, Inc.

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced Measurement Approach

AMF	Asset Management Finance LLC

AoA	Articles of Association

AOCI	Accumulated Other Comprehensive Income/(loss)

APP	Adjustable Performance Plan

ARS	Auction Rate Securities

ASC	Accounting Standards Codification

ASU	Accounting Standards Updates

B

BA	Bachelor of Arts

BBA	Bachelor of Business Administration

BCBS	Basel Committee on Banking Supervision

BIS	Bank for International Settlements

Board	Board of Directors

BORO	Bank Operational Risk Oversight

bp	basis point

C

CARMC	Capital Allocation and Risk Management Committee

CDO	Collateralized Debt Obligation

CDS	Credit Default Swap

CET1	Common Equity Tier 1

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CIO	Chief Information Officer

CMBS	Commercial Mortgage-Backed Securities

CoE	Centers of Excellence

COO	Chief Operating Officer

CP	Commercial Paper

CPR	Constant Prepayment Rate

CRA	Cash Retention Award

CRM	Credit Risk Management

CRO	Chief Risk Officer

D

DOJ	United States Department of Justice

DVA	Debit Valuation Adjustment

E

EBRD	European Bank for Reconstruction and Development

ECB	European Central Bank

EEA	European Economic Area

EMEA	Europe, Middle East and Africa

ETF	Exchange-traded funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FINRA	Financial Industry Regulatory Authority

FNMA	Federal National Mortgage Association (Fannie Mae)

FRB	Federal Reserve Bank

FSA	UK Financial Services Authority

FSB	Financial Stability Board

FSMA	Financial Services and Markets Act 2000

FVOD	Fair Valued Own Debt

G

G-20	Group of Twenty Finance Ministers and Central Bank Governors

G-SIB	Global Systemically Important Bank

GSE	Government Sponsored Enterprise

I

ICS	Internal Control System

IMA	Internal Models Approach

IPO	Initial Public Offering

IRC	Incremental Risk Charge

IRS	Internal Revenue Service

ISU	Incentive Share Unit

IT	Information Technology

J

JD	Doctor of Jurisprudence

K

KPI	Key Performance Indicator

L

LCR	Liquidity Coverage Ratio

LGD	Loss Given Default

LIBOR	London Interbank Offered Rate

M

M&A	Mergers and Acquisitions

MBA	Master of Business Administration

MFCA	Modified Funding Capacity Analysis

MiFID	Markets in Financial Instruments Directive

MSRB	Municipal Securities Rulemaking Board

MRTC	Material Risk Takers and Controllers

N

NAV	Net Asset Value

NRV	Negative Replacement Value

NSFR	Net Stable Funding Ratio

NYSE	New York Stock Exchange

O

OGR	Organizational Guidelines and Regulations

OTC	Over-The-Counter

P

PAF	2008 Partner Asset Facility

PAF2	2011 Partner Asset Facility

PBO	Projected Benefit Obligation

PD	Probability of Default

PFIC	Passive Foreign Investment Company

PIP	Performance Incentive Plan

PRV	Positive Replacement Value

PSA	Prepayment Speed Assumption

Q

QIA	Qatar Investment Authority

R

R&R	Report and Recommendation

RAR	Risk Analytics and Reporting

RMBS	Residential Mortgage-backed Securities

RMM	Risk Measurement and Management

ROE	Return On Equity

RWA	Risk-weighted Assets

S

SEC	US Securities and Exchange Commission

SEI	Significant Economic Interest

SESTA	Swiss Federal Act of Stock Exchanges and Securities Trading

SIFI	Systemically Important Financial Institutions

SISU	Scaled Incentive Share Unit

SIX	SIX Swiss Exchange

SNB	Swiss National Bank

SOX	US Sarbanes-Oxley Act of 2002

SPE	Special Purpose Entity

SPIA	Single Premium Immediate Annuity

SRM	Strategic Risk Management

T

TRS	Total Return Swap

U

UHNWI	Ultra-high-net-worth individuals

UK	United Kingdom

US	United States of America

US GAAP	Accounting Principles Generally Accepted in the US

V

VaR	Value-at-Risk

VIE	Variable Interest Entity

VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary
A

Advanced Execution Services® (AES®)	AES® is a suite of algorithmic trading strategies, tools, and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.

Advanced internal ratings-based approach (A-IRB)	Under the IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. Under this approach we have identified key scenarios that describe major operational risks relevant to us. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario probabilities and severities into an event model that generates a loss distribution. We have received approval from FINMA to use the AMA for measuring our operational risk.

Affluent clients	Affluent clients have assets under management in excess of CHF 50,000.

American depositary receipts (ADR) and American depositary shares (ADS)	An ADR is a negotiable certificate evidencing an ADS, issued by a depositary bank, that represents all or part of an underlying share of a foreign-based company held in custody.

Auction rate securities (ARS)	ARS are short-term debt instruments referencing a portfolio of longer-term securities or assets for which the interest rate is regularly reset through an auction process.

B

Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between actual trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience more than four exceptions per year attract additional regulatory capital charges.

Basel II	In June 2006, the Basel Committee on Banking Supervision (BCBS) published its comprehensive version of the revised framework for the international convergence of capital measurement and capital standards known as Basel II. Basel II describes the framework for measuring capital adequacy and the minimum standards to be achieved by the adopting supervisory authorities. This framework is based on three pillars, which are viewed as mutually reinforcing.
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

Basel II.5	In June 2009, the BCBS published revisions to the Basel II market risk framework, commonly referred to Basel II.5. The revisions require the trading book capital charge for a bank using the internal models approach for market risk to be subject to a general market risk capital charge. A bank that has approval to model specific risk will also be subject to an incremental risk capital charge. The BCBS required the implementation of Basel II.5 for BIS purposes non later than December 31, 2011.

Basel III	In December 2010, the BCBS issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. Phased-in from January 1, 2013 through January 1, 2019.

Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C

Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.

Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.

Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations (e.g., payroll).

Constant prepayment rate (CPR)	A loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.

Covered employee	Senior management and other employees classified as MRTCs, whose activities are considered to have potentially material impact on the Group’s risk profile.

Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

D

Derivatives	Derivatives are financial instruments or contracts that meets all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price, or index; (2) they requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).

F

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Flow-based	Flow-based businesses refer to products that are generally more liquid, less complex and less volatile and which tend to provide a more stable earnings base generated from fees and/or trading activity initiated by or in facilitation of client business. Flow-based businesses include foreign exchange, interest-rate products, cash equities, vanilla derivative products and prime services. These Investment Banking products are also important to Asset Management and Private Banking clients.

G

G-20	The G-20 represents the finance ministers and central bank governors from 19 countries plus the European Union.

H

Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.

High-net-worth individuals	High-net-worth individuals have assets under management in excess of CHF 1 million.

I

Incremental risk charge	Incremental risk charge represents an estimate of the default and migration risks of unsecuritized credit products in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions or sets of positions.

Internal models approach (IMA)	The IMA is used for calculating the capital requirements for market risk. We have received approval from FINMA, as well as from certain other regulators of our subsidiaries, to use our VaR model to calculate trading book market risk capital requirements under the IMA. We apply the IMA to the vast majority of the positions in our trading book. We continue to receive regulatory approval for ongoing enhancements to the VaR methodology, and the VaR model is subject to regular reviews by regulators and auditors.

L

Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.

London interbank offered rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.

Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

M

Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.

N

Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.

Net stable funding ratio (NSFR)	The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.

Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

O

Over-the-counter (OTC)	OTC securities and derivatives are not traded on an exchange but rather private contracts between counterparties.

P

Position risk	Component of the economic capital framework which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.

Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

R

Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period adjusted to one day for presentation purposes. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.

Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. It securitizes the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility is different to long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period.This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.

Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.

Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.

S

Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

T

Too Big to Fail	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically important functions even in the event of threatened insolvency.

Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.

U

Ultra-high-net-worth individuals	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.

V

Value-at-risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories and the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

Investor information
Share data

in / end of	2011		2010		2009

Share price (common shares, CHF)

Average	31.43		45.97		45.65

Minimum	19.65		37.04		22.48

Maximum	44.99		56.40		60.40

End of period	22.07		37.67		51.20

Share price (American Depositary Shares, USD)

Average	35.36		44.16		42.61

Minimum	21.20		36.54		19.04

Maximum	47.63		54.57		59.84

End of period	23.48		40.41		49.16

Market capitalization

Market capitalization (CHF million)	27,021		44,683		60,691

Market capitalization (USD million)	28,747		47,933		58,273

Dividend per share (CHF)

Dividend per share	0.75	[1]	1.30	[2]	2.00

1 Proposal of the Board of Directors to the Annual General Meeting on April 27, 2012, to be paid out of reserves from capital contributions. 2 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of March 16, 2012	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group AG ratings

Short term	P-1	A-1	F1

Long term	Aa2	A	A

Outlook	Review for possible downgrade	Negative	Stable

Credit Suisse AG ratings

Short term	P-1	A-1	F1

Long term	Aa1	A+	A

Outlook	Review for possible downgrade	Negative	Stable

Foreign currency translation rates

	End of			Average in

	2011	2010	2009	2011	2010	2009

1 USD / 1 CHF	0.94	0.94	1.03	0.88	1.04	1.08

1 EUR / 1 CHF	1.22	1.25	1.49	1.23	1.38	1.51

1 GBP / 1 CHF	1.45	1.45	1.66	1.42	1.61	1.68

100 JPY / 1 CHF	1.21	1.15	1.12	1.11	1.19	1.16

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

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
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2012 and beyond;

– the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
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

Financial calendar and contacts

Financial calendar

First quarter 2012 results	Wednesday, April 25, 2012

Annual General Meeting	Friday, April 27, 2012

Capital distribution payment	Friday, May 23, 2012

Second quarter 2012 results	Thursday, July 26, 2012

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Publikationenbestellungen/TLSA 221

P.O. Box

8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Main offices
Switzerland
Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
Tel.+41 44 212 16 16
Fax+41 44 333 25 87
Europe, Middle East and Africa
Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel.+44 20 7888 8888
Fax+44 20 7888 1600
Americas
Credit Suisse
Eleven Madison Avenue
New York, NY 10010-3629
United States
Tel.+1 212 325 2000
Fax+1 212 325 6665

Credit Suisse
Av. Brig. Faria Lima
3064 13º andar
Jardim Paulistano
São Paulo 01451 000
Brazil
Tel.+55 11 3841 6000
Fax+55 11 3841 6900
Asia Pacific
Credit Suisse
One Austin Road West
Kowloon
Hong Kong
Tel.+852 2101 6000
Fax+852 2101 7990

Credit Suisse
One Raffles Link
#05-02
Singapore 039393
Singapore
Tel.+65 6212 6000
Fax+65 6212 6200

Credit Suisse
Izumi Garden Tower
6-1, Roppongi 1-Chome
Minato-ku
Tokyo, 106-6024
Japan
Tel.+81 3 4550 9000
Fax+81 3 4550 9800

Photography: Alberto Venzago
Design: KMS Team GmbH
Production: Management Digital Data AG
Printer: Swissprinters Zürich AG
Paper: MultiArt silk / Luxo Satin, coated, half-matt, FSC, 350 gm2 (cover) Z-Offset, Plano Premium, matt, FSC, 90 gm2 (content)

CREDIT SUISSE
CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16
Fax +41 44 333 25 87
www.credit-suisse.com