Form 20-F
period 2012-12-31
CREDIT SUISSE AG; CREDIT SUISSE GROUP AG
filed 2013-03-22
CIK 1053092, 1159510

As filed with the Securities and Exchange Commission on March 22, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

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
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act	Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04*	New York Stock Exchange*

Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Floating Rate Tier 1 Capital Notes	New York Stock Exchange
7.9% Tier 1 Capital Notes	New York Stock Exchange
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due April 20, 2020 Linked to the Cushing® 30 MLP Index	NYSE Arca
Exchange Traded Notes due October 6, 2020 Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due March 13, 2031 Linked on a Leveraged Basis to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Market Neutral Equity ETN Linked to the HS Market Neutral Index Powered by HOLT™ due September 22, 2031	NYSE Arca
VelocityShares Daily Inverse VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily Inverse VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily 2x VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocityShares Daily 2x VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	NYSE Arca
VelocitySharesTM 3x Long Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Long Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 2x Long Platinum ETN Linked to the S&P GSCI® Platinum Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Inverse Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Inverse Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 2x Inverse Platinum ETN Linked to the S&P GSCI® Platinum Index ER due October 14, 2031	NYSE Arca
VelocitySharesTM 3x Long Brent Crude ETN Linked to the S&P GSCI® Brent Crude Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Long Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Long Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Brent Crude ETN Linked to the S&P GSCI® Brent Crude Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
Credit Suisse Gold Shares Covered Call Exchange Traded Notes (ETNs) due February 2, 2033 Linked to the Credit Suisse NASDAQ Gold FLOWS™ 103 Index	The Nasdaq Stock Market

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012: 1,293,793,091 shares of Credit Suisse Group AG

Indicate by check mark if the Registrants are well-known seasoned issuers, as defined in Rule 405 of the Securities Act.
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

Yes No
Indicate by check mark whether Registrants have submitted electronically and posted on their corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (paragraph 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2012, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

The business of the Bank is substantially similar to the Group and, except where noted or the context otherwise requires, information relating to the Group is also relevant to the Bank.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2012.
Sources
Throughout this Form 20-F and the attached Annual Report 2012, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2012.
20-F/6

Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on page A-2 and – Bank on page A-3 of the attached Annual Report 2012. In addition, please see IX – Additional information – Other information – Foreign currency translation rates on page 540 of the attached Annual Report 2012.

B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 37 to 45 of the attached Annual Report 2012.
Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 22 to 23, and IV – Corporate Governance and Compensation – Corporate Governance – Overview – Company on pages 154 to 156 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 3 – Business developments and subsequent events in V – Consolidated financial statements – Credit Suisse Group on pages 244 to 245 of the attached Annual Report 2012 and, for the Bank, please see Note 3 – Business developments and subsequent events in VII – Consolidated financial statements – Credit Suisse (Bank) on page 414 of the attached Annual Report 2012.

B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company on pages 10 to 36 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 245 to 248 of the attached Annual Report 2012 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 415 to 416 of the attached Annual Report 2012.

C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 22 to 23 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on pages 53 to 54 of the attached Annual Report 2012. For a list of Credit Suisse’s significant subsidiaries, please see Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 364 to 366 of the attached Annual Report 2012 and, for a list of the Bank’s significant subsidiaries, please see Note 36 – Significant sub-

20-F/7

sidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 490 to 492 of the attached Annual Report 2012.
D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on page 539 of the attached Annual Report 2012.
Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information on pages 514 to 533 of the attached Annual Report 2012. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk – Loans – Impaired loans on pages 142 to 143 and – Provision for credit losses on page 144 of the attached Annual Report 2012.

Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 48 to 94 of the attached Annual Report 2012. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 24 to 36 of the attached Annual Report 2012 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Additional information – Foreign exchange exposure and interest rate management on page 120.

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 96 to 120 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 270 to 271 and Note 35 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 355 of the attached Annual Report 2012 and, for the Bank, please see Note 23 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 433 and Note 34 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 489 of the attached Annual Report 2012.

C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the Company – Our businesses on pages 13 to 21 of the attached Annual Report 2012.

E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 149 to 152 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 30 – Derivatives and hedging activities, Note 31 – Guarantees and commitments and Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 300 to 326 of the attached Annual Report 2012 and, for the Bank, please see Note 29 – Derivatives and hedging activities, Note 30 – Guarantees and commitments and Note 31 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 455 to 471 of the attached Annual Report 2012.

20-F/8

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 152 of the attached Annual Report 2012.

Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 161 to 183 of the attached Annual Report 2012.

B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 187 to 220 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 11 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 251, Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 278 to 286 and Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 290 to 300, and Note 3 – Compensation to members of the Executive Board and the Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 387 to 396 of the attached Annual Report 2012 and, for the Bank, please see Note 11 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 419, Note 26 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 440 to 444 and Note 28 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 447 to 455 of the attached Annual Report 2012.

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance on pages 154 to 185 of the attached Annual Report 2012.
D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Employees on page 156. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Core Results on pages 55 to 67 of the attached Annual Report 2012.

E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 187 to 220 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 27 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 278 to 286, and Note 3 – Compensation to members of the Executive Board and Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 387 to 396 of the attached Annual Report 2012. For the Bank, please see Note 26 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 440 to 444 of the attached Annual Report 2012.

20-F/9

Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Shareholders on pages 157 to 161 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 3 – Business developments and subsequent events in V – Consolidated financial statements – Credit Suisse Group on pages 244 to 245, Note 5 – Own shares held by the company and by group companies and Note 6 – Significant shareholders in VI – Parent company financial statements – Credit Suisse Group on page 396 of the attached Annual Report 2012. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 43,996,652 shares outstanding and is a wholly-owned subsidiary of Credit Suisse.

B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 187 to 220 of the attached Annual Report 2012. In addition, for Credit Suisse, please see Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 286 to 289 and Note 3 – Compensation to members of the Executive Board and the Board of Directors – Board of Directors loans in VI – Parent company financial statements – Credit Suisse Group on pages 387 to 396 of the attached Annual Report 2012 and, for the Bank, please see Note 27 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 445 to 446 of the attached Annual Report 2012.

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 37 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 357 to 363 of the attached Annual Report 2012. For a description of the Bank’s legal and arbitration proceedings, please see Note 35 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 490 of the attached Annual Report 2012.

For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Additional information – Dividends and dividend policy on pages 119 to 120 of the attached Annual Report 2012.

B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on page 539 of the attached Annual Report 2012. Shares of the Bank are not listed.

B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
20-F/10

Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview, – Shareholders and – Board of Directors on pages 154 to 177 and – Additional information – Changes of control and defense measures on page 183 and – Liquidation on page 185 of the attached Annual Report 2012. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 534 of the attached Annual Report 2012. Shares of the Bank are not listed.

C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.
D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 534 of the attached Annual Report 2012.
E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 534 to 537 of the attached Annual Report 2012. The Bank does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse and the Bank file annual reports on Form 20-F and furnish or file quarterly and other reports on Form 6-K and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. These materials are available to the public over the Internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). SEC reports are also available for review at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005. Further, our reports on Form 20-F, Form 6-K and certain other materials are available on the Credit Suisse website at www.credit-suisse.com. Information contained on our website is not incorporated by reference into this Form 20-F.

In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 381 to 400 of the attached Annual Report 2012 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 495 to 512 of the attached Annual Report 2012 and incorporated by reference herein.

I – Subsidiary information.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 121 to 148 of the attached Annual Report 2012.
20-F/11

Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.
D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional information – American Depositary Share fees on page 185 of the attached Annual Report 2012. Shares of the Bank are not listed.

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 379 to 380 of the attached Annual Report 2012. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 493 to 494 of the attached Annual Report 2012.

Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors – Board committees – Audit Committee on pages 165 to 166 of the attached Annual Report 2012.

Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Corporate governance framework on page 155 of the attached Annual Report 2012.
Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Internal and external auditors on pages 183 to 184 of the attached Annual Report 2012.

Item 16D. Exemptions from the listing standards for audit committee.
None.
20-F/12

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Additional information – Share repurchases on page 119 of the attached Annual Report 2012. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Item 16F. Change in registrants’ certifying accountant.
None.
Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Complying with rules and regulations on pages 154 to 155 of the attached Annual Report 2012. Shares of the Bank are not listed.

Item 16H. Mine Safety Disclosure.
None.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 221 to 380 of the attached Annual Report 2012 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 401 to 494 of the attached Annual Report 2012 and incorporated by reference herein.

20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of February 6, 2013.
1.2 Articles of association (Statuten) of Credit Suisse AG as of May 2, 2011 (incorporated by reference to Exhibit 1.2 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2011 filed on March 23, 2012).

1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of October 24, 2012.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

4.1 Agreement, dated February 13, 2011, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.1 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed March 12, 2013).

4.2 Agreement, dated February 13, 2011, among Qatar Holding LLC, Credit Suisse Group (Guernsey) II Limited and Credit Suisse Group AG (incorporated by reference to Exhibit 99.2 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed March 12, 2013).

4.3 Amendment Agreement, dated July 18, 2012, among Competrol Establishment, Credit Suisse Group (Guernsey) II Limited, Credit Suisse Group AG and Credit Suisse AG, acting through its Guernsey Branch (incorporated by reference to Exhibit 99.3 of Credit Suisse Group AG’s and Credit Suisse AG’s current report on Form 6-K filed March 12, 2013).

4.4 Purchase and Underwriting Agreement, dated as of July 17, 2012, between Credit Suisse AG and Competrol Establishment.
4.5 Purchase and Underwriting Agreement, dated as of July 18, 2012, between Credit Suisse AG and Qatar Holding LLC.
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 533 of the attached Annual Report 2012 and incorporated by reference herein.

8.1 Significant subsidiaries of Credit Suisse are set forth in Note 38 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 364 to 366, and significant subsidiaries of the Bank are set forth in Note 36 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 490 to 492 in the attached Annual Report 2012 and incorporated by reference herein.

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
20-F/14

SIGNATURES
Each of the registrants hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREDIT SUISSE GROUP AG
(Registrant)
Date: March 22, 2013

/s/ Brady W. Dougan /s/ David R. Mathers
Name: Brady W. Dougan Name: David R. Mathers
Title: Chief Executive Officer Title: Chief Financial Officer

CREDIT SUISSE AG
(Registrant)
Date: March 22, 2013

/s/ Brady W. Dougan /s/ David R. Mathers
Name: Brady W. Dougan Name: David R. Mathers
Title: Chief Executive Officer Title: Chief Financial Officer
20-F/15

Financial highlights

	in / end of						% change

	2012		2011		2010		12 / 11	11 / 10

Net income (CHF million)

Net income attributable to shareholders	1,349		1,953		5,098		(31)	(62)

of which from continuing operations	1,349		1,953		5,117		(31)	(62)

Earnings per share (CHF)

Basic earnings per share	0.82		1.37		3.91		(40)	(65)

Diluted earnings per share	0.81		1.36		3.89		(40)	(65)

Return on equity (%)

Return on equity attributable to shareholders	3.9		6.0		14.4		–	–

Core Results (CHF million) [1]

Net revenues	23,606		25,429		30,625		(7)	(17)

Provision for credit losses	170		187		(79)		(9)	–

Total operating expenses	21,557		22,493		23,904		(4)	(6)

Income from continuing operations before taxes	1,879		2,749		6,800		(32)	(60)

Core Results statement of operations metrics (%) [1]

Cost/income ratio	91.3		88.5		78.1		–	–

Pre-tax income margin	8.0		10.8		22.2		–	–

Effective tax rate	26.4		24.4		22.8		–	–

Net income margin [2]	5.7		7.7		16.6		–	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,250.8		1,185.2		1,205.3		5.5	(1.7)

Net new assets	10.8		46.6		62.4		(76.8)	(25.3)

Balance sheet statistics (CHF million)

Total assets	924,280		1,049,165		1,032,005		(12)	2

Net loans	242,223		233,413		218,842		4	7

Total shareholders' equity	35,498		33,674		33,282		5	1

Tangible shareholders' equity [3]	26,866		24,795		24,385		8	2

Book value per share outstanding (CHF)

Total book value per share	27.44		27.59		28.35		(1)	(3)

Tangible book value per share [3]	20.77		20.32		20.77		2	(2)

Shares outstanding (million)

Common shares issued	1,320.8		1,224.3		1,186.1		8	3

Treasury shares	(27.0)		(4.0)		(12.2)		–	(67)

Shares outstanding	1,293.8		1,220.3		1,173.9		6	4

Market capitalization

Market capitalization (CHF million)	29,402		27,021		44,683		9	(40)

Market capitalization (USD million)	32,440		28,747		47,933		13	(40)

BIS statistics (Basel II.5) [4]

Risk-weighted assets (CHF million)	224,296		241,753		247,702		(7)	(2)

Tier 1 ratio (%)	19.4		15.2		14.2		–	–

Core tier 1 ratio (%)	15.5		10.7		9.7		–	–

Dividend per share (CHF)

Dividend per share	0.75	[5]	0.75	[6]	1.30	[6]	–	–

Number of employees (full-time equivalents)

Number of employees	47,400		49,700		50,100		(5)	(1)

1 Refer to "Credit Suisse reporting structure and Core Results" and "Core Results" in II – Operating and financial review for further information on Core Results. 2 Based on amounts attributable to shareholders. 3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets as shown on our balance sheet from total shareholders' equity. 4 Under Basel II.5 since December 31, 2011. Previously reported under Basel II. Refer to "Capital management" in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information. 5 Proposal of the Board of Directors to the Annual General Meeting on April 26, 2013. Refer to "Capital trends and capital distribution proposal" in II – Operating and financial review – Core Results – Information and developments for further information. 6 Paid out of reserves from capital contributions.

Annual Report 2012

Annual Report 2012
Message from the Chairman and the Chief Executive Officer
Credit Suisse at a glance
Information on the company
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision
Risk factors
Operating and financial review
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Critical accounting estimates
Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
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
Financial review
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings
Additional information
Statistical information
Other information
Appendix
Selected five-year information
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

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

Annual Report
The Annual Report 2012 is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and a review of our operating and financial results.

Cover: Inside courtyard of Uetlihof 2, Credit Suisse, Zurich, Switzerland.

Corporate Responsibility Report and Company Profile
For a detailed presentation on how the Group assumes its diverse social and environmental responsibilities when conducting its business activities, refer to the Corporate Responsibility Report 2012. This publication is complemented by our Responsibility Chronicle that adds a multimedia dimension to the publication by providing a selection of reports, videos and picture galleries that focus on our international projects and initiatives. The Company Profile 2012 is enclosed in the Corporate Responsibility Report and contains key financial figures as well as strategic information. www.credit-suisse.com/responsibility

Brady W. Dougan, Chief Executive Officer (left) and Urs Rohner, Chairman of the Board of Directors.

Message from the Chairman and the Chief Executive Officer
Dear shareholders, clients and colleagues
2012 was a year of transition for the financial services industry, as banks sought to adapt to new regulatory requirements, changing macroeconomic conditions and evolving client needs. Especially following the escalation of the Eurozone debt crisis, there was further debate about the mode and pace of implementation of the Basel III regulatory framework and the Swiss “Too Big to Fail” legislation. In Switzerland, developments in the cross-border wealth management business were driven by the focus on finding a politically acceptable basis for the future of this business and ongoing efforts to resolve legacy tax matters, particularly with other European countries and the US.

In response to this changing industry landscape, we took swift and decisive action during 2012 – building on the strategic steps we have been taking since 2008. In 2012, we substantially strengthened our capital position, lowered our cost base, reduced balance sheet assets both in terms of total assets and risk-weighted assets, and adapted the organizational structure of our businesses. Throughout this transformation, we maintained our strong market share momentum across businesses, continued to invest in key markets and achieved consistent pre-tax income during 2012 on an underlying* basis.

We now have a business model that is focused on those areas of business, where we can create value for clients and shareholders in the new environment. We are confident that the combination of a leading global wealth and asset management business for both private and institutional clients and a focused investment bank, together with our universal bank in our Swiss home market, provides us with a broad-based business structure and balanced income streams.

Significant progress in transforming our bank
We took further significant steps in 2012 to adapt our organization to new regulatory requirements and the changing market environment, as well as to evolving client needs:
– We further reduced our Basel III risk-weighted assets by CHF 55 billion, ending 2012 with Group-wide risk-weighted assets of CHF 284 billion. With that we are close to our target of less than CHF 280 billion in risk-weighted assets by year-end 2013.

– We strengthened our capital position by adding CHF 12.3 billion in pro-forma Look-through Swiss Core Capital** and our capital program is on track to achieve the end-2018 requirement of a 10% Swiss Core Capital ratio by mid-2013.

– We lowered our cost base by CHF 2.0 billion compared to the adjusted* annualized run-rate for the first half of 2011 and we are underway to achieve our CHF 4.4 billion run-rate reduction target by end-2015.

– We adapted the business models and organizational structure of our businesses. We created an integrated Private Banking & Wealth Management division with a strong global footprint that will continue to be a key revenue driver for the bank. We transformed our Investment Banking division to be Basel III compliant and remain focused on our market-leading, high-return businesses.

Throughout this transformation, we generated solid revenues and an underlying* return on equity of 10% for the full year 2012, and we maintained our strong market share momentum.

Developments in our individual businesses
In Private Banking & Wealth Management, we made good progress in adapting our business to the new environment while continuing to achieve strong client momentum and improving profitability. We are confident that the organizational steps that we announced in November 2012 to better manage the alignment of the products, advice and services that we deliver to clients will further increase our productivity and efficiency. The integrated Private Banking & Wealth Management division, which is led by Hans-Ulrich Meister and Robert Shafir, comprises our Wealth Management Clients business and Asset Management business, as well as our Corporate & Institutional Clients business in Switzerland. With its strong global presence, our Wealth Management Clients business is in a good position to operate successfully in the new regulatory environment and to generate attractive returns despite ongoing margin pressure in the industry. Our Asset Management business is focused on liquid, scalable alternative investment products and multi-asset class solutions and on close collaboration with our other businesses. Asset Management has a particularly strong position in our Swiss home market.

In Investment Banking, we have transformed our business model and are one of the first global banks to be Basel III compliant. In 2012, we generated higher revenues and higher returns on significantly less risk-weighted assets and on a substantially reduced expense base. In November 2012, we announced the appointment of Gaël de Boissard, head of Fixed Income, to the Executive Board to lead the Investment Banking division with Eric Varvel, who is continuing to run the Equities and Investment Banking departments within the division. The new organizational structure for Investment Banking reflects the importance of the Equities and Underwriting & Advisory businesses. At the same time, it also recognizes the progress we have made in evolving our Fixed Income business to the new environment and the strength of this business for Credit Suisse. The streamlined organization builds on the strategic steps we have taken since 2008 and helps us to execute our business strategy, including continued market share growth, reallocation of capital toward a better balance between Private Banking & Wealth Management and Investment Banking, and further progress in reducing costs.

We have also adapted our Shared Services functions to the changing business priorities. Shared Services provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. In 2012, we created a combined Finance, Operations and IT function that enables the bank to accelerate progress towards a common infrastructure, achieve greater coordination to partner with the business efficiently and improve client access to our industry-leading products. We also transferred further services to our Centers of Excellence around the globe. We expect the strategic importance of these centers to increase further in future.

Our performance in 2012
For the full year 2012, we delivered underlying* Core pre-tax income of CHF 5,008 million, more than double the CHF 2,371 million in the prior year. Underlying* net income attributable to shareholders was CHF 3,577 million and underlying* return on equity was 10%. After taking account of significant non-operating items, including fair value charges on own debt of CHF 2,939 million due to the improvement of our own credit spreads, our reported Core pre-tax income was CHF 1,879 million, net income attributable to shareholders was CHF 1,349 million and return on equity was 3.9%.

In Private Banking & Wealth Management, net revenues of CHF 13,541 million were stable compared to 2011, despite the adverse impacts of continued low transaction levels and the low interest rate environment. Total operating expenses of CHF 9,584 million decreased 8% compared to the prior year, and 3% excluding the litigation provisions of CHF 478 million in 2011 in connection with the German and US tax matters. The lower expenses reflect the efficiency measures we implemented throughout 2012, including the integration of Clariden Leu. Private Banking & Wealth Management recorded net asset inflows of CHF 40.6 billion for the full year across all regions, particularly from emerging markets and the ultra-high-net-worth client segment. However, these inflows were partly offset by significant items, including an outflow of a single low-margin client mandate in the amount of CHF 14.7 billion in the first quarter of 2012, structural outflows of CHF 6.9 billion in Western Europe and outflows of CHF 7.5 billion relating to the integration of Clariden Leu. As a result, Private Banking & Wealth Management reported net new assets for the full year 2012 amounting to CHF 10.8 billion.

For 2012, Investment Banking net revenues were CHF 12,558 million, up 20% compared to the prior year. This increase was primarily due to higher fixed income revenues, which reflected a more favorable market environment and the strength of our repositioned franchise. Total operating expenses in Investment Banking declined by 4% compared to the prior year, primarily due to the benefits of our efficiency measures. In 2012, Investment Banking reduced risk-weighted assets by USD 55 billion to USD 187 billion compared to 2011 and is continuing to make substantial progress toward its target of reducing risk-weighted assets to below USD 175 billion by end- 2013. Investment Banking’s normalized* return on Basel III allocated capital improved to 14% in 2012, excluding losses from the wind-down portfolio.

We continued to see the benefits of the integrated bank model in 2012, with 18.6% of Group-wide net revenues generated as a result of collaboration among our businesses.
Creating value for our stakeholders
We want to be a company that is close to our clients and provides them with the best service, generates superior returns for our shareholders, is considered a great employer by the over 47,000 people who work for us around the world and is a contributing member of the communities where we operate. We have adapted decisively to the structural changes in our operating environment and have addressed the needs of our stakeholders. We are confident that the actions we have taken in 2012 and the steps we will implement going forward position us as a strong and reliable partner to our clients, shareholders and employees.

We would like to thank our shareholders and clients for their loyalty to Credit Suisse and for the trust they placed in us in 2012. We particularly wish to thank all our employees for their continued commitment and their valuable contribution to the success of our business.

Yours sincerely,
Urs Rohner Brady W. Dougan
Chairman of the Chief Executive Officer
Board of Directors
March 2013
* Underlying, normalized and adjusted results are non-GAAP financial measures. The table below includes a reconciliation of certain of these measures. For further information on the calculation of underlying, normalized and adjusted measures, including reconciliations for historical periods, the cost run rate on an adjusted annualized basis and Investment Banking’s normalized return on Basel III allocated capital for ongoing businesses, see the 4Q12 Results Presentation Slides.

** As of January 1, 2013, Basel III was implemented in Switzerland along with the “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with the current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. In addition, we have calculated our 2012 pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.8 billion of capital measures we announced in July 2012.

	Core pre-tax income				Net income attributable to shareholders				Return on equity (%)

in	2012		2011		2012		2011		2012	2011

Overview of significant items (CHF million)

Reported results	1,879		2,749		1,349		1,953		3.9	6.0

Fair value losses/(gains) from movement in own credit spreads	2,939		(1,616)		2,261		(1,151)		–	–

Realignment costs	680		847		477		640		–	–

Gain on sale of stake in Aberdeen Asset Management	(384)		(15)		(326)		(13)		–	–

Gain on sale of non-core business (Clariden Leu integration)	(41)		–		(37)		–		–	–

Impairment of Asset Management Finance LLC and other losses	68		–		41		–		–	–

Gain on sale of real estate	(533)		(72)		(445)		(60)		–	–

Gain on sale of Wincasa	(45)		–		(45)		–		–	–

Losses on planned sale of certain private equity investments	82		–		72		–		–	–

Litigation provisions	363	[1]	478	[2]	230	[1]	428	[2]

Underlying results	5,008		2,371		3,577		1,797		10.0	5.5

1 Includes CHF 136 million (CHF 96 million after tax) related to significant Investment Banking litigation provisions in the third quarter of 2012 and CHF 227 million (CHF 134 million after tax) NCFE-related litigation provisions in the fourth quarter of 2012. 2 Related to litigation provisions in connection with German and US tax matters.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and to high-net-worth individuals worldwide, as well as to private clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 47,400 employees from approximately 100 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture diverse growth opportunities around the world. We serve our diverse clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients we serve ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client-driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Information on the company
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision
Risk factors

Strategy
An integrated global bank
We offer our clients in Switzerland and around the world a broad range of traditional and customized banking services and products. We believe that our ability to serve clients globally with solutions tailored to their needs gives us a strong advantage in today’s rapidly changing and highly competitive marketplace.

We operate as an integrated bank, combining our strengths and expertise in our two global divisions, Private Banking & Wealth Management and Investment Banking. Our divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture. Our global structure comprises four regions: Switzerland; Europe, Middle East and Africa; Americas and Asia Pacific. With our local presence and global approach, we are well positioned to respond to changing client needs and our operating environment.

Progress across key strategic pillars
In 2012, we made significant progress in evolving our client-focused, capital-efficient strategy to meet emerging client needs and regulatory trends while delivering attractive returns to shareholders. We undertook considerable efforts to adapt our business portfolio, to optimize and strengthen our capital position and to reduce our cost base. As a result of these actions, we believe that Credit Suisse today is better positioned to perform in a challenging market environment and compete in our chosen businesses and markets around the world.

> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments for further information on Group cost efficiencies.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on capital trends.
Organizational alignment
In November 2012, we announced an alignment of our organization to further strengthen our focus and ensure a more comprehensive execution of our strategy. We integrated our former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division, including the majority of our securities trading and sales business in Switzerland, which was transferred from the Investment Banking division. We evolved certain responsibilities on our Executive Board so that the four heads of our two business divisions are each also responsible for one of our four regions. The modified management structure allows for efficient cross-regional and cross-divisional collaboration to better realize revenue opportunities with more effective alignment between legal entities and their management structure, which also meets regulatory expectations.

Private Banking & Wealth Management
Our Private Banking & Wealth Management division is comprised of our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients, we continue to focus on our international growth strategy, most notably fast growing and large onshore markets, as well as our >>>ultra-high-net-worth individual client segment (UHNWI), while building on our strong position in the Swiss market and enhancing our efficiency. Further, we have realigned our organization in the Swiss market to balance growth in market share with operating efficiency. In our Corporate & Institutional Clients business, we further strengthened our focus on the specific client needs in our different businesses. In our Asset Management business, we strengthened our focus on liquid, scalable alternative investment products and multi-asset class solutions, while exiting subscale or less capital-efficient businesses and selectively optimizing our footprint.

Investment Banking
In the Investment Banking division, we remain committed to offering our clients a broad spectrum of equities, fixed income, and investment banking advisory products and services. We are focused on businesses where we have a competitive advantage and where we are able to operate profitably and with an attractive return on capital in the new regulatory environment. While the industry still faces substantial restructuring, we have substantially completed our transformation to a business model which is fully compliant with the >>>Basel III regulatory framework. We will continue to redeploy capital to our market-leading, high-returning businesses while continuing to reduce >>>risk weighted assets and our cost base to further improve returns.

Group cost efficiencies
In 2012, we continued to implement cost efficiency initiatives achieving our original cost savings target of CHF 2 billion one year early relative to the annualized first half 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses. We continue to adjust and optimize our footprint across businesses and regions and adapt Shared Services to changing business priorities.

As a result of the integration of our new Private Banking & Wealth Management division and other measures we are taking, in February 2013 we updated our overall cost savings targets relative to the annualized first half 2011 expense run rate to CHF 3.2 billion in 2013, CHF 3.8 billion by the end of 2014 and CHF 4.4 billion by the end of 2015, adjusted on the same basis as described above. We expect to incur CHF 1.6 billion of business realignment costs associated with these measures during the course of 2013 to 2015.

> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments for further information on group cost efficiencies.
Group priorities
We expect our client-focused, capital-efficient strategy to benefit from a more constructive market environment while limiting our risk exposure in down markets. We have increased clarity on our future regulatory environment, and we are well advanced on implementation.

We target an annual after-tax return on equity (ROE) of 15% across market cycles. Building on the momentum we have established, we aim to further focus on our most profitable client businesses, gain market share and strengthen our geographic footprint, including our goal to achieve a 25% revenue contribution from emerging markets by 2014. To achieve our goals, we continue to focus on the following priorities:

Client focus
We put our clients’ needs first. We aspire to be a consistent, reliable, flexible and long-term partner focused on clients with complex and multi-product needs, such as >>>UNHWI, large and mid-sized companies, entrepreneurs, institutional clients and hedge funds. By listening attentively to their needs and offering superior solutions, we empower our clients to make better financial decisions. Against the backdrop of significant changes within our industry, we strive to consistently enable our clients to realize their goals and thrive. We continue to strengthen the coverage of our key clients by dedicated teams of senior executives who can deliver our integrated business model. We have a strong capital position and high levels of client satisfaction and brand recognition, and our strong client momentum is well recognized. We were named “Best Private Bank Globally”, “Best Investment Bank in Switzerland” and “Best Emerging Markets and Western Europe M&A House” in Euromoney’s Awards for Excellence in 2012.

Employees
We continue our efforts to attract, develop and retain top talent in order to deliver an outstanding integrated value proposition to our clients. Our candidates go through a rigorous interview process, where we not only look for technical proficiency and intellect, but for people who can thrive in and contribute to our culture. We review our talent and identify the optimal development opportunities based on individual and organizational needs. We strongly promote cross-divisional and cross-regional development, as well as lateral recruiting and mobility. Valuing different perspectives, creating an inclusive environment and showing cross-cultural sensitivity are key to Credit Suisse’s workplace culture. Through our business school, we train our leaders, specialists and client advisors in a wide range of subjects. We take a prudent and constructive approach to compensation, designed to reflect the performance of individuals and the firm and closely align the interests of employees with those of shareholders.

Collaboration
We help our clients thrive by delivering the best products and services across our organization and divisions. We have established a dedicated governance structure in order to drive, measure and manage collaboration among our businesses. We target collaboration revenues of 18% to 20% of net revenues, and in 2012 we recorded collaboration revenues of CHF 4.4 billion, representing 19% of net revenues. Since the inception of our collaboration program in 2006, we have built a strong track record of delivering customized value propositions. We believe this is a significant differentiator for Credit Suisse. We have observed increasing momentum in collaboration initiatives, including tailored solutions for entrepreneurs and high-net-worth clients by Investment Banking and managed investment products developed by Private Banking & Wealth Management. As we also benefit from our programs for cross-divisional management development and lateral recruiting, collaboration revenues, including cross-selling and client referrals, have proven to be a resilient source of both revenues and assets.

Capital and risk management
As prudent risk taking aligned with our strategic priorities is fundamental to our business, we maintain a conservative framework to manage liquidity and capital. In July 2012, we announced a number of comprehensive capital measures designed to accelerate the strengthening of our capital position in light of the current regulatory and market environment, including the implementation of the >>>Basel III framework and the Swiss >>>“Too Big to Fail” legislation. Our capital measures include, among others, capital raising from key strategic investors and current shareholders, strategic divestments and real estate sales. As of year-end 2012, our Look-through Swiss Core Capital ratio was 9.0%, and our >>>Basel II.5 tier 1 capital ratio improved to 19.4% from 15.2% in 2011. Our Basel II.5 leverage ratio improved to 5.8% from 4.6% in 2011. We continued to optimize our balance sheet and plan to further reduce it to achieve a 2013 target of below CHF 900 billion on a foreign-exchange neutral basis compared to the end of the third quarter 2012. We continue to deploy capital in a disciplined manner based on our economic capital model, assessing our aggregated risk taking in relation to our client needs and our financial resources.

As of January 1, 2013, the Basel Committee on Banking Supervision (BCBS) Basel III framework (Basel III) was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our ratio calculations use estimated >>>risk-weighted assets (RWA) as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on capital trends.
Efficiency
We continue to strive for top-quartile efficiency levels, while being careful not to compromise on growth or reputation. In 2013 we are targeting a cost/income ratio of below 70%. In line with the announced evolution of our strategy, implemented efficiency measures are generating significant cost savings while helping to build an efficiency culture. We have increased deployment under our Centers of Excellence (CoE) program to over 14,000 roles, increasing efficiency, and have established initiatives to further leverage the service capabilities and talent at our CoE sites.

To track our progress and benchmark our performance we have defined a set of KPIs for growth, efficiency and performance, and capital to be achieved across market cycles, and these indicators were updated at year-end 2012.

> Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments for a more detailed description of our businesses and our performance in 2012 against the defined targets.

Industry trends and competition
For the financial services industry, 2012 was a year of transition, with banks seeking to adapt to new regulatory requirements, changing macroeconomic conditions and evolving client needs. There was further debate about the process and timing of implementing the >>>Basel III regulatory framework and the Swiss >>>“Too Big to Fail” legislation. In Switzerland, developments in the cross-border wealth management business were driven by the focus on finding a political basis for operating this business in the future and ongoing efforts to resolve legacy tax matters, particularly with European countries and the US.

> Refer to “Our businesses – Private Banking & Wealth Management” and “Our businesses – Investment Banking” for further information.
Corporate responsibility and Code of Conduct
At Credit Suisse, we are convinced that our responsible approach to business is a decisive factor determining our long-term success. We therefore expect all our employees and members of the Board of Directors to observe the professional standards and ethical values set out in our Code of Conduct, including our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk-taking. At the same time, we strive to assume our corporate responsibilities in every aspect of our work based on our broad understanding of our role as a financial services provider, member of society and employer. Our approach also reflects our commitment to protecting the environment and the importance we assign to our dialogue with our stakeholders. To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report and additional information, which can be found at www.credit-suisse.com/responsibility. Our Code of Conduct is available on our website at www.credit-suisse.com/code.

Our businesses
Private Banking & Wealth Management
Business profile
Within the Private Banking & Wealth Management division, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. Private Banking & Wealth Management comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses, and had total assets under management of CHF 1,250.8 billion as of the end of 2012.

Our Wealth Management Clients business is one of the largest in the international wealth management industry serving over two million clients, including >>>UHNWI and >>>high-net-worth individual clients around the globe and private clients in Switzerland. We offer our clients a distinct value proposition, combining global reach with a structured advisory process and access to a broad range of sophisticated products and services. As of the end of 2012, our Wealth Management Clients business had assets under management of CHF 798.5 billion. Our global network comprises 3,910 relationship managers in 42 countries with more than 330 offices and 22 >>>booking centers.

Our Corporate & Institutional Clients business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, mainly in Switzerland, including large corporate clients, small and medium size enterprises (SME), institutional clients, financial institutions, shipping companies and commodity traders. More than 1,500 employees serve our clients out of 38 locations. While the Swiss home market remains our core focus, we are also building out our capabilities in international growth markets with dedicated teams in Luxembourg, Singapore and Hong Kong. As of the end of 2012, Corporate & Institutional Clients reported CHF 323.1 billion of client assets and CHF 60.6 billion of net loans.

Our Asset Management business offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. We invest across a broad range of asset classes with a focus on alternative investment strategies, emerging markets, asset allocation and traditional investment strategies. Our investment professionals deliver access to best-in-class products and holistic client solutions. Asset Management had CHF 371.6 billion of assets under management as of the end of 2012.

Key data – Private Banking & Wealth Management

	in / end of

	2012	2011	2010

Key data

Net revenues (CHF million)	13,541	13,447	14,580

Income before taxes (CHF million)	3,775	2,961	4,142

Assets under management (CHF billion)	1,250.8	1,185.2	1,205.3

Number of employees	27,300	28,100	28,700

Industry trends and competition
Notwithstanding the current economic uncertainty, the wealth management industry continues to have positive growth prospects. Assets of ultra- and high-net-worth individuals globally are projected to grow approximately 6% annually over the next five years. Structurally, the industry is undergoing significant change. Wealth creation continues to shift towards emerging markets, with higher growth rates fueled by entrepreneurial activity and comparatively strong economic development. Mature markets, with around two thirds of the world’s wealth located in the US, Japan and Western Europe, are experiencing a generational transfer of wealth. New and proposed laws and international treaties, including tax treaties entered into by Switzerland, are leading to increased regulation of cross-border banking activities for certain clients.

Globally, regulatory requirements for investment advisory services are also increasing, including in the areas of suitability, appropriateness of advice, client information and documentation. We believe Credit Suisse will be well adapted for this new environment through application of our structured advisory process, which helps to ensure that our business conduct is compliant with all applicable regulatory standards.

We believe the market for corporate and institutional banking services continues to offer attractive business opportunities. However, the competition between banks is intense and the low-interest rate environment remains challenging, resulting in continuous pressure on margins. This business is also significantly affected by new capital requirements for banks. International financial institutions continue to review their market strategies in light of capital and leverage restrictions.

The asset management industry overall faced significant challenges affecting growth in 2012, with assets under management remaining flat compared to 2007 levels, even while global investable assets have increased. Within the asset management industry, allocations to alternative investments have continued to increase due to projected low returns from fixed-income products and increased volatility in equity markets.

Within alternatives, the hedge fund industry continued to see modest inflows in 2012, with the largest hedge fund managers capturing the majority of asset inflows. Private equity fundraising remained relatively flat in 2012 relative to 2011, remaining far below pre-crisis peaks. The regulatory environment continued to evolve in 2012 and is expected to continue to trend toward simpler, more regulated fund structures in conjunction with investors seeking better transparency and risk management.

For the wealth and asset management industry in general, gross margins remain under pressure due to continued low interest rates as well as clients choosing a more conservative asset mix and reducing their overall investment activity in the face of economic uncertainty and specific events such as the European sovereign debt crisis and the US “fiscal cliff”. We expect these challenging conditions to last for some time to come. Competition and cost pressure in the industry remain intense, with many competitors reevaluating their business models. Attracting and retaining the best talent continues to be a key factor for success. As a result of these structural industry trends, we expect industry consolidation and restructuring to continue. We believe Switzerland is well positioned as a financial center to continue its success in this changing marketplace, offering clients a politically stable and economically diversified investment environment combined with a long-standing heritage in wealth and asset management services.

For Swiss institutions, the Swiss franc remains strong historically, even given the actions by the Swiss National Bank (SNB) to maintain a minimum exchange rate against the euro. This strength can adversely affect operating performance for Swiss institutions as revenues are based on assets under management that are often denominated in currencies that have weakened against the Swiss franc but a substantial portion of the related expenses are incurred in Swiss francs.

Strategy
As of November 30, 2012 we integrated our former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division. In addition, the majority of our securities trading and sales business in Switzerland was transferred from the Investment Banking division into the Private Banking & Wealth Management division. This integration created one of the foremost integrated wealth and asset management businesses globally. As a result of the integration and other measures, the Group updated its overall cost savings target by an additional CHF 0.4 billion to be achieved by year-end 2015.

Wealth Management Clients
In 2012 we made significant progress towards our goals. We improved our organizational structure to deliver more dedicated and client centric services, especially in our Swiss home market. In parallel, we increased our profitability through strict cost management and revenue and pricing measures. We also continued our focus on fast growing and large markets, UHNWI clients, and on attracting top talent to the business. With these efforts and even in the challenging economic environment, in 2012 we were able to achieve a pre-tax income margin of 22.6% and a gross margin of 114 basis points. We expect to make additional progress by continuing our long-term strategy along:

– Advice at the core
– Global growth
– Productivity management
– Regulatory transformation
– Integrated bank
– Best people
Advice at the core: We have continued to deliver tailor-made and best-in-class financial solutions to our clients based on our structured advisory process. In addition, particularly in Switzerland, we created a more client centric organizational structure. Furthermore, we established new business units focusing on specific client segments and continued to develop our range of solutions based on client needs with the expertise of our research and investment experts. To ensure the highest standards in our product offerings, our selection of internal and third-party solutions is based on comprehensive due diligence with regard to client appropriateness.

Global growth: Our Swiss home market remains a key area of focus where we continued to expand our already strong market position through new services and special campaigns. This resulted in CHF 2.3 billion of net new assets in Switzerland in 2012. In addition, we successfully continued our expansion in fast growing emerging markets, increasing our footprint in those markets in 2012 by 12% in terms of assets under management. We also significantly invested in our dedicated offerings for UHNWI clients, resulting in strong net new assets inflows of CHF 26.3 billion in 2012 from this client segment. Moreover, we concluded the integration of Hedging-Griffo in Brazil, the largest wealth market in Latin America, as well as the integration of HSBC’s wealth management business in Japan. With these successful integrations, we are now among the top wealth managers in both countries.

Productivity management: Key to achieving our productivity enhancements were our efficiency management programs we announced and began implementing in November 2011, our CoE, now including more than 2,800 roles, and the completion of the integration of Clariden Leu. We are continuing our market review with a focus on locations with maximum scale and high cost efficiencies, and are planning to exit markets which do not meet these standards. Through these various efficiency measures we achieved CHF 300 million of pre-tax income improvements in 2012.

Regulatory transformation: We are dedicated to strict compliance with national and international regulations and proactive development and implementation of new business standards, including in the areas of client advice and anti-money laundering measures.

Integrated bank: The unique value proposition of our integrated bank remains a key strength in our client offerings. Close collaboration with the Investment Banking division and other businesses within Private Banking & Wealth Management enables us to offer customized and innovative solutions to our clients, especially to UHNWI clients, our fastest growing and most profitable segment.

Best people: Attracting, developing and retaining the industry’s top talent continues to be a vital cornerstone of our strategy. Therefore, while reducing the overall headcount in 2012 in accordance with our efficiency targets, we continued to hire experienced senior relationship managers, who accounted for 64% of our relationship manager hires. We also continued to build on our extensive training and certification programs through which we enhance our existing talent pool.

Corporate & Institutional Clients
In 2012 we successfully took further steps towards the implementation of our business strategy and achievement of the overall Private Banking & Wealth Management strategy despite a difficult market environment. Our focus on risk and margin management was not only the base for our solid financial results, but was also a key factor in reinforcing our reputation as a proactive partner for our clients. A new client segmentation framework in the SME business, a redesigned sales management process and the integration of key organizational units allowed us to further strengthen our focus on the needs of our different client segments. Through various efficiency measures completed in 2012, we maintained our cost/income-ratio at a highly competitive level, supporting our solid financial results. In 2012 we were recognized with several awards, including “Best Private Bank for Business Jet Finance and Advisory” by Corporate Jet Investor, “Best Trade Finance Bank” in Switzerland by Global Finance Magazine and “Best Swiss Global Custodian” by R&M Surveys.

Asset Management
We continue to focus on alternative investment strategies, including emerging markets, and core investments, including asset allocation and traditional products.
Strategic divestments: In line with our strategy toward a more liquid alternatives business and given the remaining uncertainty regarding the implementation of the “Volcker Rule”, we accelerated the implementation of our strategy in mid-2012 and began the process of selling certain businesses within Asset Management. These comprise certain private equity businesses and investments and our exchange-traded funds (ETF) business. We announced the sale of the ETF business in January 2013 and expect to complete the sale by the end of the second quarter of 2013. During 2012 we completed the sale of our residual stake in Aberdeen Asset Management and the sale of Wincasa AG.

Realignment of businesses: As part of our overall strategy, including the divestments mentioned above, we have realigned our asset management businesses to optimize our re-sized footprint. We will manage our business along the following lines:

– Alternative investment strategies, which includes hedge fund strategies, alternative beta, commodities and credit investments;
– Core investments, which includes multi asset class solutions, equities, fixed income, real estate and index mandates; and
– Legacy, which includes businesses identified for sale and other private equity interests that are not considered part of our scalable, capital-light alternative investment strategies.
Growth in targeted areas: We have made significant progress in new initiatives in our targeted growth areas in 2012. We announced the formation of an asset management joint venture with one of our strategic investors focused on investment strategies in the Middle East, Turkey and other frontier markets. We launched a number of new products during the year, including the largest listed closed-end structured credit trust of its kind in Mexico, two fixed income bond funds in Singapore, a structured products fund, an alternatives fund that offers US investors a mutual fund vehicle providing a fund of hedge funds return profile with daily liquidity, and two fixed income bond funds in Singapore. Further, we successfully closed fundraisings for two significant collateralized loan obligation transactions.

Brazilian operations: We successfully integrated the existing Asset Management businesses in Brazil into one platform within our subsidiary Hedging-Griffo, and expanded our asset management capabilities through our investment in Peninsula Investimentos SA, which sponsors and manages hedge funds with a focus on Brazil macroeconomic funds and private equity funds.

Efficiency measures: We continued to streamline and simplify our business which resulted in reduced total operating expenses and headcount.
Products and services
Wealth Management Clients
In Wealth Management Clients, our service offering is based on our structured advisory process, client segment specific value propositions, comprehensive investment services and our multi-shore platform.

– Structured advisory process: We apply a structured approach based on a thorough understanding of our clients’ needs, personal circumstances, product knowledge, investment objectives and a comprehensive analysis of their financial situation to define individual client risk profiles. On this basis we define together with our clients an individual investment strategy. This strategy is implemented ensuring that portfolio quality standards are adhered to and that all investment instruments are compliant with suitability and appropriateness standards. Responsible for the implementation are either the portfolio managers, in the case of discretionary mandates, or our relationship managers working together with their clients, in the case of advisory mandates.

– Client segment specific value propositions: We offer a wide range of wealth management solutions tailored to specific client segments. Our global market segments are primarily made up of UHNWI and high-net-worth individual clients, and, in Switzerland, private clients. UHNWI and high-net-worth individual clients contributed 41% and 45% of assets under management in Wealth Management Clients at the end of 2012, respectively. For entrepreneurs, we offer solutions for a range of private and corporate wealth management needs, including succession planning, tax advisory, financial planning and investment banking services. Our entrepreneur clients benefit from the advice of Credit Suisse’s experienced corporate finance advisors, immediate access to a network of international investors and the professional support in financial transactions. A specialized team, Solutions Partners, offers holistic and tailor-made business and private financial solutions to our UHNWI clients.

– Comprehensive investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the guidelines of the Credit Suisse Investment Committee. In addition, we base our advice and services on the analysis and recommendations of our global research team, which provides a wide range of global research including macroeconomic, equity, bond and foreign-exchange analysis, as well as research on the Swiss economy. Our investment advice covers a range of services from portfolio consulting to advising on individual investments. We offer our clients effective portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties, providing private investors with access to investment opportunities that otherwise would not be available to them. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. We are an industry leader in alternative investments and, in close collaboration with our Asset Management business and Investment Banking, Wealth Management Clients offers innovative products with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate investments.

– Multi-shore platform: With global operations comprising 21 international booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities locally as well as through our international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than are available to them locally. In 2012, CHF 26.5 billion of net new assets in Wealth Management Clients were booked outside Switzerland, and we expect that international clients will continue to drive our growth in assets under management.

Corporate & Institutional Clients
In Corporate & Institutional Clients, we supply a comprehensive spectrum of financial solutions to companies and institutional clients. Our offering is derived from our clients’ needs and delivered through our integrated franchise and growing international presence. With this foundation, we are able to assist our clients in virtually every stage of their business cycle and cover their banking needs in Switzerland and abroad. For corporate clients we provide a wide range of basic banking products such as traditional and structured lending, payment services, foreign-exchange, capital goods and real estate leasing as well as investment solutions. Furthermore, together with the Investment Banking division we offer tailor-made services in the areas of mergers and acquisitions, syndications and structured finance. For corporations with specific needs for global finance and transaction banking we provide services in commodity trade finance, commodity project and export finance as well as trade finance and factoring. For our institutional clients, including pension funds and public sector clients, we offer a wide range of fund solutions and fund-linked services, including fund management and administration, fund design and comprehensive global custody solutions. Our offerings also include ship and aviation finance and a competitive range of services and products for financial institutions such as securities, cash and treasury services.

Asset Management
In Asset Management, we offer institutional and individual clients a range of products, including alternative and traditional products. We reach our clients through our own distribution teams in Private Banking & Wealth Management, the Investment Banking division and through third-party distribution channels.

Our alternative investment offerings include hedge fund strategies, alternative beta, commodities and credit investments. We offer access to various asset classes and markets through strategic alliances and key joint ventures with external managers and have a strong footprint in emerging markets.

In our core investments business, in the area of multi-asset class solutions we provide clients around the world with innovative solutions and comprehensive management across asset classes to optimize client portfolios, with services that range from funds to fully customized solutions. Stressing investment principles such as risk management and asset allocation, we take an active, disciplined approach to investing. Other core investment strategies include a suite of fixed income and equity funds, our real estate business which aims to provide investors with stable and attractive cash flows by applying active portfolio management to reduce volatility, and our indexed solutions business which provides institutions and individual clients access to a wide variety of asset classes in a cost-effective manner.

Products that we now include in our legacy business include our ETF business, the private equity businesses and investments that we have targeted for sale, and other private equity interests that are not considered part of our scalable, capital-light alternative investment strategies.

Investment Banking
Business profile
Investment Banking provides a broad range of financial products and services, focusing on businesses that are client-driven, >>>flow-based and capital-efficient. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and capital raising and advisory services as well as comprehensive investment research. Our clients include corporations, governments, pension funds and institutions around the world. We deliver our global investment banking capabilities via regional and local teams based in major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.

Key data – Investment Banking

	in / end of

	2012	2011	2010

Key data

Net revenues (CHF million)	12,558	10,460	15,873

Income/(loss) before taxes (CHF million)	2,002	(593)	3,594

Number of employees	19,800	20,700	20,500

Industry trends and competition
2012 was a challenging year marked by market uncertainty amid continued concerns from the European sovereign debt crisis, global economic slowdown and the late 2012 threat of the US “fiscal cliff”. Investment Banking, in particular, was impacted by a high degree of macroeconomic uncertainties, political tensions and continuing regulatory developments. Similar to many of our global competitors, Credit Suisse’s Investment Banking business was affected by subdued corporate and institutional risk appetite, continued low client activity levels across businesses and high market volatility during the year. In addition, financial institutions across the globe were under significant pressure to adapt their business models as legal requirements became increasingly stringent. The evolving regulatory framework and significant regulatory developments in 2011 and 2012 have fundamentally changed the business and competitive landscape of the industry. One example of significant change affecting the industry is the phasing-in of higher minimum capital requirements under >>>Basel III beginning in 2013 in some countries, including Switzerland. Banks deemed systemically important will be required to hold additional capital by the beginning of 2019 as part of efforts to prevent another financial crisis. Although some of the new regulatory measures require further rule-making and will be implemented over time, we expect increased capital and liquidity requirements and derivatives regulation to result in reduced risk-taking and increased transparency.

Strategy
Since 2008, Credit Suisse has proactively pursued a client-focused, capital-efficient business model. This strategy, coupled with our conservative funding and liquidity position and strong capitalization, has served us well during a period of market volatility and industry change. In light of persistent headwinds, we announced a refinement to our strategy in November 2011 aimed at adapting our businesses to the new market and regulatory environment. This includes significantly reducing Basel III >>>RWA in fixed income, achieving greater financial flexibility by reducing our cost base, optimizing our portfolio towards synergies with the Private Banking & Wealth Management division and delivering sustainable, attractive returns in areas where we have competitive advantages.

Since this announcement, we have made substantial progress in executing the initiatives of our evolved strategy. We have significantly adapted our business model and have become one of the first global banks to be Basel III compliant. Without these proactive measures, the onset of regulatory changes arising from Basel III would result in a material increase in RWA for Investment Banking, with the vast majority impacting the fixed income business. In 2012, we accelerated our RWA reduction plan and reduced Basel III RWA by USD 55 billion to USD 187 billion. The bulk of these reductions were in our fixed income wind-down businesses, as evidenced by a decrease of USD 35 billion, or 73%, in Basel III RWA during the year. Specifically, we reduced positions and risks across long-dated trades in global rates, credit correlation book, legacy wind-down portfolio and legacy emerging markets portfolio. We also transferred a portion of risk in the wind-down portfolio to the 2011 Partner Asset Facility (PAF2). Looking ahead, we have a Basel III RWA target for Investment Banking of USD 175 billion to be achieved by year-end 2013.

Another component of our evolved strategy is our focus on cost initiatives, which have been ongoing since the second quarter of 2011. We achieved CHF 1.3 billion of direct cost savings in 2012 compared to the annualized 6M11 run-rate, measured at constant foreign exchange rates and adjusted to exclude significant non-operating expenses and variable compensation expenses. Having made substantial progress in 2012, the Group recently announced revised cost savings targets to be achieved by year-end 2015, of which an additional CHF 0.5 billion is expected to come from Investment Banking. Through these initiatives, we are creating significant flexibility in our Investment Banking cost structure, which will permit us to adapt to the challenging market environment while taking advantage of favorable market opportunities when they arise.
As a result of our proactive efforts to improve operating and capital efficiency, in 2012 we generated higher revenues and returns on significantly less RWA and on a substantially reduced expense base. We have a targeted, client-focused and capital-efficient fixed income business that has delivered more balanced and consistent results, with lower risk and less revenue volatility. We have an industry-leading equities franchise. Our underwriting & advisory businesses have global reach with opportunities to increase returns driven by our planned cost savings. We remain focused on our market-leading, high-return businesses where we have competitive advantages or synergies with Private Banking & Wealth Management, including cash equities, prime services, emerging markets, securitized products and global credit products. We are allocating a majority of our Investment Banking capital base to these businesses.

We believe we have benefitted from an early mover advantage by adapting to the regulatory and operating changes ahead of our peers, and we have seen announcements of similar strategies from our peers throughout 2012. In light of the substantial restructuring we completed in 2012, we have revised our key performance indicator, the cost/income ratio target to 70%, which is an enhancement over the previous pre-tax income margin target of 25% and implied cost/income ratio target of 75%. We believe our transformed portfolio will allow us to generate attractive returns under Basel III and support the overall Group ROE target of 15% or greater across market cycles.

> Refer to “Regulation and supervision” for further information on regulatory developments.
Significant transactions
We executed a number of noteworthy transactions in 2012, reflecting the breadth and diversity of our Investment Banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including RedPrairie (privately held supply chain, workforce and all-channel commerce software provider), Rank Group (privately owned investment company), Fortescue Metal Group (world’s fourth largest iron ore producer based in Australia), Wideopenwest (privately owned cable, Internet and phone company) and Kinetic Concepts Inc. (global medical technology company).

– Equity capital markets: We executed a follow-on offering for Cobalt International Energy, Inc. (independent oil-focused exploration and production company), a rights issue and offering for UniCredit Group (European banking services organization), a rights offering for Fondiaria SAI (Italian financial services company focusing on insurance) and were an active bookrunner on the initial public offering (IPO) of The Carlyle Group (global alternative asset manager).

– Mergers and acquisitions: We advised on a number of key transactions throughout the year, including the WellPoint (managed healthcare company) acquisition of Amerigroup (manager of publicly funded health programs), the acquisition of Southern Union Company (US natural gas company) by Energy Transfer Equity (US diversified energy operator), the sale of Synthes (global manufacturer of orthopedic devices) to Johnson & Johnson (leading manufacturer of health care products), the sale of Goodrich (global supplier of systems and services to aerospace and defense industries) to United Technologies Corporation (provider of high-technology products to aerospace and defense industries), the sale of Amylin (biopharmaceutical company) to Bristol-Myers Squibb (global biopharmaceutical company), the sale of Inhibitex (biopharmaceutical company) to Bristol-Myers Squibb and the first step in a multi-stage plan for Alibaba Group (privately-owned Internet business in China) under which Alibaba’s major shareholder Yahoo! will exit its investment.

Market share momentum
– We have advanced to become the second-largest prime broker worldwide, as reported in the 2012 global survey of prime brokerage assets conducted by Hedge Fund Intelligence.
– We were recognized for our leading equities program trading and electronic trading capabilities by US and European institutions in recent surveys conducted by Greenwich Associates.
– In the 2012 fixed income trading survey for North America by Greenwich Associates, we increased our overall rank to top five in 2012 from number seven in 2011, increased or maintained market share in a majority of key businesses and significantly improved our market share in investment grade credit trading.

– We advanced to number four globally and increased our market share to 14.4% in global completed M&As for 2012, compared to 13.8% market share in 2011, according to Dealogic. We also finished 2012 at number one in US IPOs according to Dealogic.

– We maintained our share of wallet according to Dealogic in Asia Pacific (excluding Japan) at first place in 2012 with a 7.4% market share. In the Americas, we maintained our number five ranking and increased our share of wallet to 6.4% in 2012 from 5.9% in 2011, according to Dealogic.

Products and services
Our comprehensive portfolio of products and services is aimed at the needs of the most sophisticated clients, and we increasingly use integrated platforms to ensure efficiency and transparency. Our activities are organized around two broad functional areas: investment banking and global securities. In investment banking, we work in industry, product and country groups. The industry groups include energy, financial institutions, financial sponsors, industrial and services, healthcare, media and telecom, real estate, and technology. The product groups include M&A and financing products. In global securities, we engage in a broad range of activities across fixed income, currencies, commodities, derivatives and cash equities markets, including sales, structuring, trading, financing, prime brokerage, syndication and origination, with a focus on client-based and flow-based businesses, in line with growing client demand for less complex and more liquid products and structures.

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

Global securities
Global securities provides access to a wide range of debt and equity securities, derivative products and financing opportunities across the capital spectrum to corporate, sovereign and institutional clients. Global securities is structured into the following areas

Fixed income
– Rates: Global rates products is a global market maker in cash and derivatives markets and a primary dealer in multiple jurisdictions including the US, Europe and Japan. This business covers a full spectrum of government bonds, interest rate swaps and options, as well as providing liability and liquidity management solutions.

– Foreign exchange: Foreign exchange provides market making in products such as spot and options for currencies in developed markets. The foreign exchange product suite also includes proprietary market leading technology to provide clients with electronic trading solutions.

– Credit: Credit products offers a full range of fixed income products and instruments to clients across investment grade and high yield credits, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured solutions that address specific client needs. We are a leading dealer in flow trading of single-name >>>credit default swap (CDS) on individual credits, credit-linked notes and index swaps. Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper. Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high yield debt for non-investment grade corporate and financial sponsor-backed companies.

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

Equity
– Cash equities provides a comprehensive suite of offerings as described below:
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

– Equity derivatives: Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations.

– Convertibles: Convertibles trading involves both secondary trading and market making and the trading of credit default and asset swaps and distributing market information and research. The global convertibles business is a leading originator of new issues throughout the world.

– Prime services: Prime services provides a wide range of services to hedge funds and institutional clients, including prime brokerage, start-up services, capital introductions, securities clearing, hedge fund administration, synthetics and innovative financing solutions.

Arbitrage trading
Our arbitrage trading business focuses on liquidity-providing strategies in the major global equity and fixed income markets.
Other
Other products and activities include lending, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Research and HOLT
Credit Suisse’s equity and fixed income businesses are supported by the research and HOLT functions.
Equity research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 3,000 companies worldwide and provides macroeconomic insights into this constantly changing environment.

HOLT offers one of the fastest and most advanced corporate performance, valuation and strategic analysis frameworks, tracking more than 20,000 companies in over 60 countries.

Organizational and regional structure
Organizational structure
We operate in two global business divisions and reporting segments – Private Banking & Wealth Management and Investment Banking. Consistent with our client-focused, capital-efficient business strategy, we coordinate activities in four market regions: Switzerland, Europe, Middle East and Africa (EMEA), Americas and Asia Pacific. In addition, Shared Services provides centralized corporate services and business support, as well as effective and independent controls procedures in the following areas:

– The Chief Financial Officer (CFO) area covers many diverse functions, including Corporate Development, Information Technology, Corporate Real Estate & Services, Efficiency Management, Financial Accounting, Group Insurance, Group Finance, Investor Relations, New Business, Global Operations, Product Control, Tax and Treasury.

– The General Counsel area provides legal and compliance support to help protect the reputation of Credit Suisse. It does so by giving legal and regulatory advice and providing employees with the tools and expertise to comply with applicable internal policies and external laws, rules and regulations.

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

The Chief Executive Officers (CEOs) of the divisions and regions report directly to the Group CEO, and, together with the CFO, CRO, General Counsel and Chief Talent, Branding and Communications Officer, they formed the Executive Board of Credit Suisse in 2012.

Our structure is designed to promote cross-divisional collaboration while leveraging resources and synergies within our four regions. The regions perform a number of essential functions to coordinate and support the global operations of the two divisions. On a strategic level, regions are responsible for corporate development and the establishment of regional business plans, projects and initiatives. They also have an oversight role in monitoring financial performance. Each region is responsible for the regulatory relationships within its boundaries, as well as for regulatory risk management and the resolution of significant issues in the region as a whole or its constituent countries. Other responsibilities include client and people leadership and the coordination of the delivery of Shared Services and business support in the region.

Market regions
Switzerland
Switzerland, our home market, represents a broad business portfolio. We employ 19,400 people in Switzerland. The Private Banking & Wealth Management division comprises our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients, we offer our clients a distinct value proposition combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services tailored to different client groups, from private clients to >>>UHNWI. In Corporate & Institutional Clients, we provide premium advice and solutions within a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, foreign exchange, investment solutions, ship and aviation finance, global custody and asset and liability management. Clients include SME, global corporations and commodity traders, banks and Swiss pension funds. Our Asset Management business has a market-leading position in the Swiss traditional business, and also offers a broad range of alternative investment products and multi-asset class solutions. The Investment Banking division offers a full range of financial services to its Swiss client base, holding market-leading positions in the Swiss debt and capital markets as well as in mergers and acquisition advisory.

EMEA
We are active in 30 countries across the EMEA region with 9,300 employees working in 75 offices. Our regional headquarters is in the UK, but we have an onshore presence in every major EMEA country. The EMEA region encompasses both developed markets, such as France, Germany, Italy, Spain and the UK, and emerging markets, including Russia, Poland, Turkey and the Middle East. We implemented our client-focused integrated strategy at the country level, serving corporate, government, institutional and private clients. Both divisions are strongly represented in the EMEA region, with the Investment Banking division providing a full spectrum of financial advisory services with strong market shares across many key products and markets.

Americas
We have operations in the US, Canada, the Caribbean and Latin America with 11,300 employees working in 42 cities spanning 14 countries. In the US, our emphasis is on our core client-focused and >>>flow-based businesses in Investment Banking, and on building on the market share gains we have achieved in a capital-efficient manner. In Private Banking & Wealth Management, we see considerable potential to leverage our cross-divisional capabilities, as we further develop our onshore wealth management platform in the US, Brazil and Mexico. In Latin America, particularly in our key markets of Brazil and Mexico, we continue to focus on providing clients with a full range of cross-divisional services.

Asia Pacific
Credit Suisse is present in 12 Asia Pacific markets with 7,400 employees, giving it one of the broadest footprints among international banks in the region. We have invested substantially in our presence in key major markets, including Australia, China, Hong Kong, Korea, Japan and India, broadened the scope of our offerings in countries where we have built a competitive advantage and continued to grow selected emerging markets franchises. Private Banking & Wealth Management has its principal centers in Singapore and Hong Kong, leveraging our Investment Banking activities to deliver integrated solutions and quality investment performance to clients.

Regulation and supervision
Overview
Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries.
Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. There is coordination among our primary regulators in Switzerland, the US and the UK.

The supervisory and regulatory regimes of the countries in which we operate determine to some degree our ability to expand into new markets, the services and products that we are able to offer in those markets and how we structure specific operations. We are in compliance with our regulatory requirements in all material respects and in compliance with regulatory capital requirements.

In response to the challenging market conditions beginning in 2007, regulators, including our primary regulators, have focused on reforming the regulatory framework for financial services firms. Some of the more significant recently proposed and enacted regulations, together with the principal regulatory structures that apply to our operations, are discussed below.

> Refer to “Risk factors” for further information on risks that may arise relating to regulation.
Recent regulatory developments and proposals
Governments and regulatory authorities around the world have responded to the financial crisis by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by supranational organizations and in Switzerland, the US, the EU and the UK that could potentially have a material effect on our business. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to increase, we cannot predict the likely impact of proposed regulations on our businesses or results. We believe, however, that overall we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.

Basel framework
In an effort to strengthen the resilience of the banking sector, in December 2010, the >>>BCBS issued the >>>Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through year-end 2018 for those countries that have adopted Basel III. Prior to its issuance, the proposed BCBS framework was endorsed by the >>>Group of Twenty Finance Ministers and Central Bank Governors (G-20) in November 2010. Each G-20 nation is expected to implement the rules, though any G-20 nation may vary how it implements the framework.

In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a >>>liquidity coverage ratio (LCR) and a >>>net stable funding ratio (NSFR). The BCBS has stated that it will continue to review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019. In January 2013, in addition to introducing this phase-in period, the BCBS expanded certain categories of assets eligible as high quality liquid assets and adjusted the assumptions regarding cash outflows to better reflect actual reactions to stress.

The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.
Under Basel III, the minimum common equity tier 1 (CET1) ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This CET1 ratio will have certain regulatory deductions and other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018, including deduction of deferred tax assets for tax-loss carry-forwards, goodwill and intangibles and investments in banking and finance entities. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% CET1 requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The capital conservation buffer will be phased in from January 1, 2016 through year-end 2018.

Basel III further provides for a countercyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through year-end 2018.

Most capital instruments that do not meet the strict criteria for inclusion in the Basel III CET1 will be excluded beginning January 1, 2013. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

The Basel III leverage ratio requirement introduces a non-risk based ratio that is calibrated to supplement the Basel III risk-based capital requirements and constrain the build-up of leverage in the banking sector. Broadly, the leverage ratio is defined as the relative amount of tier 1 capital to non-risk weighted assets and certain off-balance sheet exposures. The BCBS is testing a minimum leverage ratio of 3% during the period from January 1, 2013 to January 1, 2017.

In January 2011, the BCBS issued requirements to ensure that all classes of capital instruments fully absorb losses at the point of non-viability before taxpayers are exposed to loss. In order for a financial instrument issued by a bank to be included in additional tier 1 or tier 2 capital, it must meet the specified minimum requirements.

In November 2011, the BCBS issued final rules for global systemically important banks (G-SIBs) on loss absorbency requirements, which are in addition to Basel III requirements, reflecting the greater risk G-SIBs pose to the financial system. The additional requirements, to be phased in from January 1, 2016 through year-end 2018, are to be met with CET1 requirements ranging from 1% to 2.5%, depending on a bank’s systemic importance, with an additional possible surcharge of 1% as a disincentive to a bank becoming even more systemically important. The Financial Stability Board has identified us as a G-SIB.

In February 2013, the BCBS and the International Organization of Securities Commissions (IOSCO) proposed global standards on margin requirements for non-centrally cleared derivatives. Under the proposal, margin requirements would be significantly higher than current market practice and could increase in times of market stress. The proposal would also cause market participants to be exposed to the risk of loss of larger amounts of posted collateral in the event a counterparty defaults. The proposal’s margin requirements would be phased in beginning January 1, 2015. Larger market participants would be required to comply with the requirements before smaller participants.

Switzerland
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in through year-end 2018.

The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring that we have common equity of at least 10% of >>>RWA and contingent capital or other qualifying capital of up to 9% of RWA by January 1, 2019.

This new capital regime imposes on us three components of capital: (i) a basic capital requirement in common equity of 4.5% of RWA, (ii) a capital buffer equal to 8.5% of RWA, which would consist of at least 5.5% in the form of common equity and up to 3% in the form of contingent capital, including contingent convertible bonds, with a high trigger, and (iii) a progressive capital component of up to (and initially calibrated at) 6% of RWA, which may consist entirely of contingent capital with a lower trigger. The progressive capital component will increase or decrease based on our market share in

Switzerland and the size of our leverage exposures (which include balance sheet and off-balance sheet exposures). Furthermore, the >>>Swiss Financial Market Supervisory Authority (FINMA) can grant capital rebates, if the overall resolvability of the bank is improved. Based on these parameters, FINMA will determine the progressive capital component requirements on an annual basis. A high trigger means the bonds are required to provide loss absorption through conversion into common equity or be written off in the event the CET1 ratio falls below 7%, and a low trigger means the bonds are required to convert into common equity or be written off in the event the CET1 ratio falls below 5%. These contingent capital instruments must comply with the Basel III minimum requirements for tier 2 capital (subordination, point-of-non-viability loss absorption and minimum tenor).

Also under the “Too Big to Fail” legislation, Swiss systemically relevant banks are required to provide a Recovery and Resolution Plan (RRP) to FINMA for approval, and must update the report at least annually. The “recovery” part of the RRP must outline recovery options available to a bank in various severe stress events, including those caused by idiosyncratic, systemic, capital or liquidity stress scenarios. The recovery plan’s purpose is to prepare for the survival of the bank in such stress scenarios. As part of the plan, a governance framework must be defined with clear escalation and decision points and may be based on existing capital and liquidity plans. The “resolution” part of the RRP is prepared by FINMA and describes how the bank can be unwound in an orderly fashion while ensuring the continuation of systemically relevant functions in Switzerland (including payment services and access to savings deposits) in the event of the bank’s impending insolvency.

In June 2012, the Swiss Federal Council adopted implementing ordinances under the “Too Big to Fail” legislation. Effective upon adoption, the ordinances imposed a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth and subsequently deactivated by the Federal Council upon request of the SNB after consultation with FINMA. Also effective upon adoption were increased lending standards for new residential mortgages. The remaining June ordinance requirements became effective January 1, 2013, with some being phased in through the end of 2018.

In September 2012, the Swiss Parliament approved the portions of the ordinances specific to systemically relevant banks, including requirements regarding capital, leverage, large exposure and RRPs. These requirements became effective January 1, 2013.

Under these ordinances, we must comply with an additional leverage ratio, applicable to Swiss systemically relevant banks. This leverage ratio has to be at least 24% of the percentage points of each of the minimum, buffer and progressive capital requirements. Since the ratio is defined by reference to capital requirements subject to transitional arrangements, the new leverage ratio will be phased in from 2013 to 2018. The ratio is calculated as Swiss Core Capital plus high and low-trigger contingent capital divided by total exposure. Total exposure consists of balance sheet assets plus exposure add-ons including cash collateral netting reversals and off-balance sheet derivative exposures, guarantees and commitments.

In November 2012, the Swiss Federal Council adopted the liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law. The Liquidity Ordinance requires appropriate management and monitoring of liquidity risks. In particular, banks must carry out stress tests and prepare an emergency concept for liquidity shortages. The requirements apply to all banks, but are tiered according to the type, complexity and degree of risk of a bank’s activities. The Liquidity Ordinance entered into force on January 1, 2013. It contains supplementary requirements for systemically relevant banks, including us, which are generally consistent with our existing June 2010 agreement with FINMA on the holding of liquidity. The supplementary requirements for systemically relevant banks are expected to be approved by the Federal Parliament during 2013. It is expected that the Liquidity Ordinance will be amended in 2014 to include final Basel III LCR rules and any related FINMA-specific requirements.

On February 13, 2013, the Swiss Federal Council decided to activate the countercyclical capital buffer based on the request of the SNB. This activation of the countercyclical buffer will require banks to hold additional capital in the amount of 1% of their RWA pertaining to mortgage loans that finance residential property in Switzerland beginning September 30, 2013.

Credit Suisse believes that it can meet the new requirements within the prescribed time frames by building capital through earnings, issuing contingent capital or other qualifying instruments and by managing its RWA and balance sheet exposures.

> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

In October 2012, FINMA published a new Banking Insolvency Ordinance–FINMA (Banking Insolvency Ordinance) that entered into force on November 1, 2012. The ordinance governs bankruptcy and resolution procedures of Swiss banks and is based on the previously amended Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), to streamline the procedure for restructuring troubled banks and provide FINMA with significantly increased resolution authority. Instead of prescribing a particular resolution concept, the ordinance provides for various resolution tools from which FINMA may choose in any given case. Under the ordinance, FINMA may open resolution procedures, and if it decides to do so shall appoint a resolution authority (unless it assumes this role itself), and is required to approve a resolution plan for troubled banks. FINMA has discretion to take decisive action in the resolution of a bank, including by taking out existing shareholders, forcing a debt-to-equity swap, reducing a bank’s credit claims, and staying or terminating finance contracts. The ordinance, however, requires that FINMA first cancel all equity capital and that all contingent convertible bonds (such as our Buffer Capital Notes) be converted into equity prior to ordering a debt-to-equity conversion or debt reduction. Taking any such measures with respect to debt instruments must be prioritized first to subordinated claims not qualifying as regulatory capital, then to other claims that are not excluded from conversion, and lastly to customer deposits in excess of privileged amounts.

On October 30, 2012, the Swiss Federal Supreme Court issued a decision in a case brought by a client of another bank seeking reimbursement of commissions paid to the client’s bank by providers of investment products. The court ruled that such payments (“retrocessions”) received in the context of a discretionary asset management mandate from issuers of investment products are owed to the client (including payments from intra-group companies) unless a client waiver is in place. FINMA subsequently issued a notice requiring all banks to inform potentially affected clients. We continue to evaluate the impact, if any, of this decision on our business.

On January 1, 2013, the bilateral tax agreements between Switzerland and each of the UK and Austria entered into force, allowing for the regularization of assets in Switzerland of UK and Austrian residents. Past assets are to be regularized through an anonymous one-off payment deducted by paying agents in Switzerland or by a bank client’s voluntary disclosure to Austrian or British authorities, as applicable. Austrian and UK clients have two options to regularize their future investment income and capital gains: they can instruct the Swiss bank to either deduct a withholding tax from relevant income and gains (which will grant client anonymity) or report such income and gains to their home authorities. In December 2012, the bilateral tax agreement between Switzerland and Germany was rejected by the German government.

On December 19, 2012, the Swiss Federal Council adopted an overview of its financial market policy. The policy’s stated aims include combating financial crime by implementing the revised Financial Action Task Force recommendations and ensuring the competitiveness of Switzerland as a financial center. The Federal Council also reiterated its support for entering into withholding tax agreements, administrative and mutual assistance in line with international standards, and additional due diligence requirements for financial intermediaries as effective means to prevent tax abuses.

In its December 19, 2012 financial market policy overview, the Swiss Federal Council reiterated the importance of passing further financial market legislation deemed equivalent to certain EU regulations in order to facilitate access of Swiss financial services providers to the EU market. The Federal Council referenced the regulation on >>>OTC Derivatives, Central Counterparties and Trade Repositories (also known as the European Market Infrastructure Regulation, or EMIR), which in March 2013 began to be phased in. Related Swiss draft legislation is expected by the second quarter of 2013. The Federal Council also referenced the proposed revisions to the existing EU Markets in Financial Instruments Directive (MiFID I) relating to increased investor protection. The proposals consist of a revised directive (MiFID II) and a new related regulation (MiFIR). If adopted as proposed by the European Commission, the MiFID II/MiFIR regime for granting access to EU markets for financial services providers based in third countries would require that Switzerland pass equivalent legislation and that Swiss financial services providers establish an EU branch. However, the impact of MiFID II/MiFIR even on “equivalent” third country financial services providers can only be assessed once MiFID II/MiFIR are finalized.

On February 1, 2013, the Swiss Tax Administrative Assistance Act entered into force. The Act governs administrative assistance in double taxation and other international agreements that Switzerland has entered into which provide for the exchange of information relating to tax matters consistent with Article 26 of the OECD Model Tax Convention. Under the new law, administrative assistance is no longer prohibited for group requests based on a behavioral pattern. However, so-called “fishing expeditions” are expressly prohibited. This new standard is generally applicable for periods beginning February 1, 2013.

On March 3, 2013, Swiss citizens approved the so-called “Minder Initiative” intended to strengthen shareholder rights. The initiative requires legislation be passed to impose board and executive compensation related requirements on Swiss public companies, including requiring a binding (rather than advisory) shareholder vote on total board and total executive management compensation and prohibiting severance payments, salary prepayments and payments related to the acquisition or disposal of companies. The initiative also provides that the board members, the board chairperson and the compensation committee members be directly elected by shareholders annually. Further, the initiative calls for criminal sanctions in case of noncompliance. The Federal Council will have one year to issue a transitional ordinance which will be applicable until the Swiss Parliament passes the new law. Timing for the final implementation of the initiative is currently undetermined.

US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). Although the Dodd-Frank Act provides a broad framework for regulatory changes, implementation will require further detailed rulemaking over several years by different regulators, including the US Department of the Treasury (US Treasury), the US Federal Reserve (Fed), the US Securities and Exchange Commission (SEC), the Office of the Comptroller of the Currency (OCC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the newly created Financial Stability Oversight Council (FSOC). Implementation of the Dodd-Frank Act and related final regulations could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about many of the details, impact and timing of these reforms. These and other current reform proposals could potentially have a material effect on our businesses.

The Dodd-Frank Act will limit the ability of banking entities to sponsor or invest in certain private equity or hedge funds or to engage in certain types of proprietary trading in the US (the so-called “Volcker Rule”). In October 2011 and January 2012, US regulators issued proposed regulations to implement the Volcker Rule. The statutory provisions of the Volcker Rule became effective on July 21, 2012, and financial institutions subject to the Volcker Rule have two years from that date (with possible extensions) to bring their activities and investments into compliance. US regulators have not yet finalized implementing regulations for the Volcker Rule, and we do not know what changes to the proposed regulations they will make in the final rule. We have assessed how the proposed regulations would affect our businesses and have been developing and starting to implement plans to bring affected businesses into compliance with the regulations if issued as proposed. When the final regulations are issued, we will reevaluate the impact of the regulations on our businesses and will adjust our plans for compliance with the regulations to the extent required.

The Dodd-Frank Act also provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. In December 2012, the Fed proposed a rule under the Dodd-Frank Act that would create a new framework for regulation of the US operations of foreign banking organizations. The proposal would require Credit Suisse to create a single US intermediate holding company (IHC) to hold all of its US subsidiaries; this would not apply to Credit Suisse AG’s New York branch (New York Branch). The IHC would be subject to local risk-based capital and leverage requirements. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) would be subjected to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of the IHC and the New York Branch, limits on credit exposures to any single counterparty, stress testing, and other prudential standards. The combined US operations of Credit Suisse would also become subject to an early remediation regime which could be triggered by capital, leverage, stress tests, liquidity, risk management and market indicators. Under the proposal, the framework’s prudential requirements and early remediation requirements would become effective on July 1, 2015. The Dodd-Frank Act furthermore creates an extensive framework for the regulation of OTC derivatives and requires broader regulation of hedge funds and private equity funds, as well as credit agencies.

The Dodd-Frank Act also establishes an “Orderly Liquidation Authority”, a new regime for the orderly liquidation of systemically significant non-bank financial companies. To finance a resolution under this new regime, the FDIC may borrow funds from the US Treasury, which must be repaid from the proceeds of the resolution. If such proceeds are insufficient to repay the US Treasury in full, the FDIC is required to assess other large financial institutions, including those that have USD 50 billion or more in total consolidated assets, in an amount sufficient to repay all of the funds borrowed from the US Treasury in connection with the liquidation under the Orderly Liquidation Authority. In addition, the Fed and the FDIC approved final rules to implement the resolution plan requirement in the Dodd-Frank Act, which requires bank holding companies with total consolidated assets of USD 50 billion or more and certain designated non-bank financial firms to submit annually to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority. Our initial resolution plan was submitted on July 1, 2012 and our first annual update will be due on July 1, 2013.

In addition, the Dodd-Frank Act requires issuers with listed securities to establish a claw-back policy to recoup erroneously awarded compensation in the event of an accounting restatement, although it is currently unclear if this requirement will apply to foreign private issuers, like the Group.
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

In December 2011, the CFTC finalized rules under the Dodd-Frank Act requiring regulatory and public reporting for a wide range of OTC derivatives. In addition, during 2012 the CFTC finalized many of the rules under the Dodd-Frank Act relating to the regulation of swap dealers and major swap participants. Among other things, these rules require swap dealers and major swap participants to register with and be subject to internal and external business conduct regulation by the CFTC. The rules include both entity-level requirements that apply on a firm-wide basis, which include risk management, swap data repository and large trader reporting and capital requirements, and transaction-level requirements, which cover matters such as mandatory clearing of specified interest rate swaps and credit default swaps, swap processing, margin requirements, documentation, portfolio reconciliation and compression, real-time public reporting, daily trading records and external business conduct standards, and apply on a transaction-by-transaction basis.

On December 31, 2012, Credit Suisse International, the entity through which we conduct a majority of our swap trading business, registered with the CFTC as a swap dealer and became subject to these new rules. As a non-US swap dealer, Credit Suisse International is exempt on an interim basis from certain of these requirements pursuant to an exemptive order issued by the CFTC on December 21, 2012. In addition, the application of these rules to Credit Suisse International is subject to several industry-wide, temporary CFTC no-action letters intended to enable the industry to work through practical or technical challenges and interpretive uncertainties and develop the infrastructure necessary for compliance. If this relief expires prior to the development of that infrastructure by Credit Suisse International, this could cause significant disruptions in the entity’s ability to trade OTC derivatives with US persons. Credit Suisse International also expects to apply to the CFTC for substituted compliance, which would allow Credit Suisse International to be deemed in compliance with certain CFTC rules through compliance with comparable European regulations. However, as the CFTC has not yet provided final guidance on how it will assess comparability and because not all of the comparable European regulations have been finalized, it is not yet clear which of these CFTC rules, if any, would ultimately apply to Credit Suisse International. If substituted compliance is not permitted or is finalized in a manner less favorable than expected or the exemptive order expires without being renewed, Credit Suisse International could be subject to duplicative or conflicting requirements across multiple jurisdictions, which could cause significant disruptions, and cause it to incur additional costs and administrative burdens, in our OTC derivatives business.

While Credit Suisse currently does not intend to register any of its affiliates with the CFTC as a major swap participant, Credit Suisse has established a program for monitoring swap exposures to US persons for purposes of maintaining such exposures below the swap exposure threshold for major swap participant registration.

In addition, we expect the SEC to finalize its rules implementing the derivatives provisions of the Dodd-Frank Act during 2013. While the SEC’s proposals have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. Significant differences between the SEC rules regarding capital, margin and segregation requirements for OTC derivatives and related CFTC rules could also have similar effects. In relation to these SEC and CFTC rules, we are in the process of developing and implementing the extensive technological, operational and compliance infrastructure that will be necessary for compliance with the rules.

The Foreign Account Tax Compliance Act (FATCA) became law in the US on March 18, 2010. The legislation requires Foreign Financial Institutions (FFIs) (such as Credit Suisse) to enter into an FFI agreement and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US-owned foreign entities, or otherwise face 30% withholding tax on withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting their account to the IRS. In 2012, the US Treasury expressed the intent to enter into intergovernmental agreements to implement the reporting and withholding tax provisions of FATCA. Following the issuance of the final US regulations in January 2013, Switzerland and the US signed such an agreement in February 2013 which will enable FFIs in Switzerland to comply with FATCA while remaining in compliance with Swiss law. Under the agreement, US authorities may ask Swiss authorities for administrative assistance in connection with group requests where consent to provide information regarding potential US accounts is not provided to the FFI. In order for the terms of the agreement to apply to FFIs in Switzerland before FATCA enters into force on January 1, 2014, the agreement must be approved and ratified by the Swiss Parliament by such date. Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.

EU
The EU, the UK and other national European jurisdictions have also proposed and enacted a wide range of prudential, securities and governance regulations to address systemic risk and to further regulate financial institutions, products and markets. These proposals are at various stages of the EU pre-legislative, legislative and rule making processes, and their final form and cumulative impact remain uncertain. The final regulations could result in additional costs, limit or restrict the ways we conduct our businesses, and may potentially have a material effect on our businesses. We are assessing how the proposals would affect our various businesses and have been developing and are implementing plans to bring affected businesses into compliance with the regulations.

In October 2011, the European Commission issued legislative proposals for a new regulation on insider dealing and market manipulation (market abuse) and for a directive on criminal sanctions for insider dealing and market manipulation to update, strengthen and extend the scope of the existing market abuse framework. These proposals are expected to come into effect in late 2014 at the earliest.

In October 2011, the European Commission published its proposed revisions to the existing Markets in Financial Instruments Directive (known as MiFID I), consisting of the revised directive MiFID II and a new related regulation, MiFIR. The proposed revisions are to further strengthen the EU regulatory framework for the provision of investment services and trading in financial instruments. A number of substantial reforms are proposed on transaction reporting, market structure, securities trading and conduct of business rules, including new regulatory equivalence requirements for third country firms (such as Credit Suisse) in order for those firms to provide certain investment services in the EU. The MiFID II/MiFIR proposals are expected to be finalized and agreed by EU legislators by the third quarter of 2013 and to enter into effect in late 2014 at the earliest.

In March 2012, a regulation that bans uncovered sovereign >>>CDS and restricts short selling of stocks and government bonds (known as the Short Selling Regulation) was adopted by the EU. The regulation came into force on November 1, 2012.

In June 2012, the European Commission published a legislative proposal for a directive establishing a framework for the recovery and resolution of credit institutions and investment firms (known as the Bank Recovery and Resolution Directive). The framework will give national regulators wide-ranging powers to intervene where an entity is likely to fail in order to avoid adverse effects on wider financial stability. The directive also proposes to give regulators certain bank resolution powers, including the authority to sell the business, to transfer assets to a bridge institution, to transfer other assets to an asset management vehicle, and debt write-down (bail-in) solutions. Covered entities will also be required to have recovery plans approved by national regulators. Recovery plans will set out actions to be taken to return their financial condition to normal following a significant deterioration. In addition, national resolution authorities will be established and will prepare resolution plans proposing the manner in which an institution will be resolved in an orderly manner, were it to fail.

In the UK, the Financial Services Authority (FSA) is obliged to draw up rules on recovery and resolution plans under the Financial Services Act 2010. The rules are expected to incorporate the EU recovery and resolution proposals mentioned above. Covered entities will be required to have recovery plans similar to those proposed by the European Commission. In addition, they will be required to submit certain organizational data in order to allow the FSA and the Bank of England to draw up resolution plans. The FSA is expected to publish final rules in the near future. In 2012, Credit Suisse provided relevant information to UK regulatory authorities based on existing guidance.

In August 2012, EMIR entered into force. The regulation requires that certain standardized OTC derivatives contracts be centrally cleared and, where OTC transactions are not subject to central clearing, specified techniques are employed to monitor, measure and mitigate the operational and counterparty risks presented by those transactions. Further, market participants will be required to report any European derivative contract to a central trade repository. The phase-in of the EMIR requirements began in March 2013.

In September 2012, the European Commission published a proposal for a regulation that would empower the European Central Bank (ECB) as a single supervisor for banks in the 17 eurozone countries, a communication explaining its plans to create a European banking union, and a proposal for a regulation that would define the role of the European Banking Authority under the new supervisory arrangements. The Single Supervisory Mechanism designating the ECB as the lead prudential supervisor for certain eurozone banking groups was agreed to by EU finance ministers in December 2012. The ECB is expected to assume its prudential supervisory duties during 2014.
In the UK, the Independent Commission on Banking (ICB) published a final report setting out certain recommendations designed to improve stability and competition in UK banking. Aspects of the proposals may also apply to UK banks which are subsidiaries of a non-UK bank group. The ICB recommendations include the enhancement of loss absorbing capacity of bank capital, the creation of a “retail ring fence” that would separate the taking of deposits from, and the provision of overdrafts to, individuals and small and medium-sized enterprises from a broad range of investment and other banking activities. The government introduced a banking reform bill to enact certain of the reforms proposed by the ICB report in the 2012-2013 parliamentary session, setting out details of how the ICB reforms will be implemented. The reforms are expected to be implemented in stages, with full implementation by 2019.

As a proposed EU-wide financial transaction tax was unsuccessful, a group of eleven EU member states (FTT-11) are expected to adopt such a tax applicable only for those countries under the EU enhanced cooperation procedure. If approved in the form released on February 14, 2013, the tax would apply to a wide range of financial transactions, including minimum rates of 0.01% for derivative products and 0.1% for other financial instruments. The tax would apply to transactions where either party is resident in one of the eleven participating countries or where a financial instrument is issued in one of those countries. To become effective, the proposed FTT-11 directive will require unanimous agreement of the 11 participating member states. The tax could come into effect as early as January 1, 2014. Where a participating member state already has a financial transaction tax in place, such as France and Italy, the FTT-11 tax would be expected to replace those existing national financial transaction tax regimes.

The Alternative Investment Fund Managers Directive (AIFMD) will enter into effect on July 22, 2013. AIFMD establishes a comprehensive regulatory and supervisory framework for alternative investment fund managers (AIFMs) operating in the EU. The directive increases transparency for investors and regulators and allows AIFMs to market funds to professional investors throughout the EU with the introduction of the “EU passport”. Available from July 2013 to EU AIFMs and EU Alternative Investment Funds (AIFs), the EU passport is expected to be extended in 2015 to non-EU AIFMs and non-EU AIFs, which in the meantime will continue to access the EU market via the existing private placement regimes of the individual member states. AIFMD will also impose a new, strict depositary regime affecting how prime brokers may provide custody services to fund managers.

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

FINMA is the sole bank supervisory authority in Switzerland and is independent from the SNB. Under the Bank Law, FINMA is responsible for the supervision of the Swiss banking system. The SNB is responsible for implementing the government’s monetary policy relating to banks and securities dealers and for ensuring the stability of the financial system. Under the >>>“Too Big to Fail” legislation, the SNB is also responsible for determining which banks in Switzerland are systemically relevant banks and which functions are systemically relevant in Switzerland. The SNB has identified the Group as a systemically relevant bank.

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

Our regulatory capital is calculated on the basis of accounting principles generally accepted in the US (US GAAP), with certain adjustments required by, or agreed with, FINMA.
The Group became subject to international capital adequacy standards known as >>>Basel II on January 1, 2008, subject to certain additional requirements for large banks under the then existing Capital Adequacy Ordinance and as set forth by FINMA. In November 2008, we agreed to a decree issued by FINMA requiring that we comply with new capital adequacy ratios, in lieu of those certain additional requirements under the Capital Adequacy Ordinance, and leverage capital requirements by 2013. The capital adequacy target is a range between 50% and 100% above the Pillar I requirements under Basel II. In addition, the decree includes leverage limits that require us to maintain by 2013 a minimum leverage ratio of tier 1 capital to total adjusted average assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis by 2013. Total assets are adjusted for purposes of calculating the leverage ratio, and adjustments relate to assets from Swiss lending activities and assets excluded in determining regulatory core capital. These requirements were intended to be counter-cyclical, with the expected capital adequacy target level 100% above the Pillar I requirements, and a leverage ratio above the minimum 3% or 4%, during good times. We will remain subject to these various requirements up until higher requirements under the “Too Big to Fail” legislation are phased in. The requirements under “Too Big to Fail” are being phased in beginning January 1, 2013.

Banks are required to maintain a specified liquidity standard pursuant to the new Liquidity Ordinance. These rules continue to be based on the liquidity principles earlier agreed with FINMA and require that the we have adequate holdings of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time. The crisis scenario assumptions include global market dislocation, large on and off-balance sheet outflows, no access to unsecured wholesale funding markets, a significant withdrawal of deposits, varying access to secured market funding and the impacts from fears of insolvency. The principles aim to ensure we can meet our financial obligations in an extreme scenario for a minimum of 30 days. The principles take into consideration quantitative and qualitative factors and require us to address the possibility of emergency funding costs as we manage our capital and business and call for additional reporting to FINMA. The principles are expected to be modified in the future to reflect the final >>>Basel III liquidity requirements and specific FINMA requirements.

> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

Under Swiss banking law, banks and securities dealers are required to manage risk concentration within specific limits. Aggregated credit exposure to any single counterparty or a group of related counterparties must bear an adequate relationship to the bank’s core tier 1 capital, taking into account counterparty risks and >>>risk mitigation instruments.

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
Since January 1, 2010, compensation design and its implementation and disclosure must comply with standards promulgated by FINMA under its Circular on Remuneration Schemes.
US
Our banking operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of our New York Branch and representative offices in California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.
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

The New York Banking Law authorizes the Superintendent to seize our New York Branch and all of our business and property in New York State (which includes property of the New York Branch, wherever it may be located, and all of our property situated in New York State) under circumstances generally including violations of law, unsafe or unsound practices or insolvency. In liquidating or dealing with the New York Branch’s business after taking possession, the Superintendent would only accept for payment the claims of depositors and other creditors (unaffiliated with us) that arose out of transactions with the New York Branch. After the claims of those creditors were paid out of the business and property of the Bank in New York, the Superintendent would turn over the remaining assets, if any, to us or our liquidator or receiver. Under New York Banking Law, the New York Branch is generally subject to single borrower lending limits expressed as a percentage of the worldwide capital of the Bank.

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

US federal banking laws provide that a state-licensed branch (such as the New York Branch) or agency of a foreign bank may not, as a general matter, engage as principal in any type of activity that is not permissible for a federally licensed branch or agency of a foreign bank unless the Fed has determined that such activity is consistent with sound banking practice. US federal banking laws also subject a state branch or agency to single borrower lending limits based on the capital of the entire foreign bank. Under the Dodd-Frank Act, lending limits will take into account credit exposure arising from derivative transactions, securities borrowing and lending transactions and >>>repurchase and >>>reverse repurchase agreements with counterparties. The OCC published an interim final lending limit rule implementing the Dodd-Frank Act changes in June 2012. Under the interim rule, banks have until July 1, 2013 to comply with the changes directed by the Dodd-Frank Act, unless the compliance date is extended. In addition, regulations which the FSOC and the Fed may adopt could affect the nature of the activities which the Bank (including the New York Branch) may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

Credit Suisse Group and the Bank became financial holding companies for purposes of US federal banking law in 2000 and, as a result, may engage in a broad range of non-banking activities in the US, including insurance, securities, private equity and other financial activities, in each case subject to regulatory requirements and limitations. Credit Suisse Group is still required to obtain the prior approval of the Fed (and potentially other US banking regulators) before acquiring, directly or indirectly, the ownership or control of more than 5% of any class of voting shares of (or otherwise controlling) any

US bank, bank holding company or many other US depositary institutions and their holding companies, and as a result of the Dodd-Frank Act, before making certain acquisitions involving large non-bank companies. The New York Branch is also restricted from engaging in certain tying arrangements involving products and services, and in certain transactions with certain of its affiliates. If Credit Suisse Group or the Bank ceases to be well-capitalized or well-managed under applicable Fed rules, or otherwise fails to meet any of the requirements for financial holding company status, it may be required to discontinue certain financial activities or terminate its New York Branch. Credit Suisse Group’s ability to undertake acquisitions permitted by financial holding companies could also be adversely affected.

Our US-based broker-dealers are subject to extensive regulation by US regulatory authorities. The SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies, while the CFTC is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. With the effectiveness of the Dodd-Frank Act, these CFTC registration categories have been expanded to include persons engaging in a relevant activity with respect to swaps. In addition, the US Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board (MSRB) has the authority to promulgate rules relating to municipal securities, and the MSRB also promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by securities industry self-regulatory organizations, including the Financial Industry Regulation Authority (FINRA), and by state securities authorities. For futures and swap activities, broker-dealers are subject to futures industry self-regulatory organizations such as the National Futures Association (NFA).

Our US broker-dealers are registered with the SEC and in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands, and our US futures commission merchants, commodity pool operators and commodity trading advisors are registered with the CFTC. Our US registered entities are subject to extensive regulatory requirements that apply to all aspects of their securities and futures activities, including: capital requirements; the use and safekeeping of customer funds and securities; the suitability of customer investments; record-keeping and reporting requirements; employee-related matters; limitations on extensions of credit in securities transactions; prevention and detection of money laundering and terrorist financing; procedures relating to research analyst independence; procedures for the clearance and settlement of trades; and communications with the public.

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

Certain of our US broker-dealers are also registered as futures commission merchants and subject to the capital and other requirements of the CFTC and the NFA.
Our securities and asset management businesses include legal entities registered and regulated as a broker-dealer and investment adviser by the SEC. The SEC-registered mutual funds that we advise are subject to the Investment Company Act of 1940. For pension fund customers, we are subject to the Employee Retirement Income Security Act of 1974 and similar state statutes. We are subject to the Commodity Exchange Act for investment vehicles we advise that are commodity pools.

Credit Suisse International is registered with the CFTC as a swap dealer as a result of its swap activities with US persons and is therefore subject to reporting, record-keeping, swap confirmation, swap portfolio compression, clearing and certain business conduct requirements under the Dodd-Frank Act, and will become subject to electronic trading, additional business conduct, swap trading relationship documentation, portfolio reconciliation and margin requirements under the Dodd-Frank Act when they go into effect later in 2013.

EU
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. In response to the financial crisis and in order to strengthen European supervisory arrangements, the EU established the European Systemic Risk Board, which has macro-prudential oversight of the financial system. The EU has also established three supervisory authorities responsible for promoting greater harmonization and consistent application of EU legislation by national regulators: the European Banking Authority, the European Securities and Markets Authority and the European Insurance and Occupational Pensions Authority.

The Capital Requirements Directive (CRD), implemented in various EU countries including the UK, applies the >>>Basel II capital framework for banking groups operating in the EU. The CRD has been amended by CRD II, which governs own funds, large exposures, supervisory arrangements, qualitative standards for liquidity risk management and securitization, and which came into force on December 31, 2010, and by CRD III, which governs both the disclosure and content of remuneration policies, effective January 1, 2011, and capital requirements for trading books and re-securitizations and disclosure of securitization exposures, effective December 31, 2011. Further reforms are proposed by CRD IV which, once enacted, will replace the current CRD directive with new measures implementing the Basel III requirements, as well as creating a single harmonized prudential rule book for banks, introducing new corporate governance and a limited number of additional remuneration requirements, including an expected cap on variable remuneration, and enhancing the powers of regulators. CRD IV is expected to come into force some time in 2014.

The existing Markets in Financial Instruments Directive (MiFID I) establishes high-level organizational and business conduct standards that apply to all investment firms. These include standards for managing conflicts of interest, best execution, enhanced investor protection, including client classification, and the requirement to assess suitability and appropriateness in providing investment services to clients. MiFID I sets standards for regulated markets (i.e. exchanges) and multilateral trading facilities, and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID I also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other EU-based investment services and activities, MiFID I introduced a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout the EU on the basis of authorization from their home state regulator.

UK
The UK FSA is the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). The FSA regulates banking, insurance, investment business and the activities of mortgage intermediaries. The FSA generally adopts a risk-based approach, supervising all aspects of a firm’s business, including capital resources, systems and controls and management structures, the conduct of its business, anti-money laundering and staff training. The FSA has wide investigatory and enforcement powers, including the power to require information and documents from financial services businesses, appoint investigators, apply to the court for injunctions or restitution orders, prosecute criminal offenses, impose financial penalties, issue public statements or censures and vary, cancel or withdraw authorizations it has granted. In June 2010, the UK government announced that the FSA will be replaced by three new agencies: the Prudential Regulation Authority, a subsidiary of the Bank of England, which will be responsible for the micro-prudential regulation of banks and larger investment firms; the Financial Conduct Authority, which will regulate markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the Prudential Regulation Authority; and the Financial Policy Committee of the Bank of England, which will be responsible for macro-prudential regulation. The FSA will officially transition fully to these successor supervisory entities in April 2013.

As a member state of the EU, the UK is required to implement EU directives into national law. The regulatory regime for banks operating in the UK conforms to required EU standards including compliance with capital adequacy standards, customer protection requirements, conduct of business rules and anti-money laundering rules. These standards, requirements and rules are similarly implemented, under the same directives, throughout the other member states of the EU in which we operate.

The London branch of Credit Suisse AG (London Branch), Credit Suisse International and Credit Suisse (UK) Limited are authorized to take deposits. We also have a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the FSA must first determine whether a firm satisfies the threshold conditions for authorization, which includes suitability and the requirement for the firm to be fit and proper. In addition to regulation by the FSA, certain wholesale money markets activities are subject to the Non-Investment Products Code, a voluntary code of conduct published by the Bank of England which FSA-regulated firms are expected to follow when conducting wholesale money market business.

The London Branch will be required to continue to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the FSA made changes to its prudential supervision rules in its Handbook of Rules and Guidance, applying a principle of “self-sufficiency”, such that Credit Suisse International, Credit Suisse Securities (Europe) Limited and Credit Suisse (UK) Limited are required to maintain adequate liquidity resources, under the day-to-day supervision of the entity’s senior management, held in a custodian account in the name of the entity, unencumbered and attributed to the entity balance sheet. In addition, the FSA requires Credit Suisse International, Credit Suisse Securities (Europe)

Limited and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the CRD.
Our London bank and broker-dealer subsidiaries and asset management companies are authorized under the FSMA and are subject to regulation by the FSA. In deciding whether to authorize an investment firm in the UK, the FSA will consider the threshold conditions, which includes suitability and the general requirement for a firm to be fit and proper. The FSA is responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.

On January 1, 2011, the FSA implemented the requirements of CRD III, including requiring certain investment firms not headquartered in the European Economic Area, in respect of their UK operations, to have remuneration policies, procedures and practices that are consistent with and promote sound and effective risk management. CRD IV proposes further changes to banks’ remuneration policies, and is expected to be passed into law some time in 2014.

On January 1, 2011, a levy attributable to the UK operations of large banks on certain funding came into effect. During 2012, the levy was 8.8 basis points for short-term liabilities and 4.4 basis points for long-term equity and liabilities. The levy increased on January 1, 2013 to 13 basis points and 6.5 basis points, respectively.

Risk factors
Our businesses are exposed to a variety of risks that could adversely affect our results of operations and financial condition, including, among others, those described below.
Liquidity risk
Liquidity, or ready access to funds, is essential to our businesses, particularly our Investment Banking business. We maintain available liquidity to meet our obligations in a stressed liquidity environment.

> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information on our liquidity management.
Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have remained high and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the challenging economic environment in Europe, the US and elsewhere.

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

Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms that pose systemic risk would receive government or central bank support in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. For example, in June 2012, following a review of seventeen of the world’s largest banks, Moody’s Investor Services lowered its ratings of fifteen of those banks, including lowering Credit Suisse’s credit rating by three notches. Further downgrades in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain our clients.

Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to reduce our balance sheet and accelerated the implementation of our client-focused, capital-efficient strategy in 2012, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own or have net short positions in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the >>>fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.

Our businesses are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal and other developments in the countries we operate in around the world

As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. Additionally, the European sovereign debt crisis, as well as concerns over US debt levels and the federal budget process that led to the first downgrade of US sovereign debt in the modern era, have not been permanently resolved. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. In 2012, concerns about weaknesses in the economic and fiscal condition of certain European countries, including Greece, Ireland, Italy, Portugal and Spain, continued, especially with regard to how such weaknesses might affect other economies as well as financial institutions (including Credit Suisse) which lent funds to or did business with or in those countries. Continued concern about the European sovereign debt crisis could cause disruptions in market conditions in Europe and around the world. There is always the chance that economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, will adversely affect our businesses and results.

Adverse market and economic conditions continue to create a challenging operating environment for financial services companies. In particular, the impact of interest and foreign currency exchange rates, the risk of geopolitical events, fluctuations in commodity prices, the European sovereign debt crisis and the US federal debt crisis have affected financial markets and the economy. In recent years, movements in interest rates have affected our net interest income and the value of our trading and non-trading fixed income portfolios. In addition, movements in equity markets, together with lower industry-wide capital issuance levels, have affected the value of our trading and non-trading equity portfolios, while the strength of the Swiss franc has adversely affected our revenues and net income.

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

Unfavorable market or economic conditions have affected our businesses over the last few years, including the low interest rate environment, continued cautious investor behavior, lower industry-wide capital issuance levels, and subdued mergers and acquisitions activity. These negative factors have been reflected in lower commissions and fees from our client-flow sales and trading and asset management activities, including commissions and fees that are based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. In light of the continued dislocation in the financial and credit markets, there has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our Private Banking & Wealth Management division’s results of operations have been and could continue to be adversely affected as long as this continues.

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

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2012, our real estate loans (as reported to the SNB) totaled approximately CHF 133 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including >>>commercial and >>>residential mortgage-backed securities. Our real estate-related businesses and risk exposures could continue to be adversely affected by the downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.

Holding large and concentrated positions may expose us to large losses
Concentrations of risk could increase losses, given that we have sizeable loans to, and securities holdings in, certain customers, industries or countries. Decreasing economic growth in any sector in which we make significant commitments, for example, through underwriting, lending or advisory services, could also negatively affect our net revenues.

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

> Refer to “Regulation and supervision” for further information.
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

Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, foreign exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of risk-

weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.
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

Our regular review of the creditworthiness of clients and counterparties for credit losses does not depend on the accounting treatment of the asset or commitment. Changes in creditworthiness of loans and loan commitments that are >>>fair valued are reflected in trading revenues.

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

Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those with significant exposure to the eurozone, continued in 2012 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized upon or can only be liquidated at prices insufficient to cover the full amount of exposure.

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

Risks from estimates and valuations
We make estimates and valuations that affect our reported results, including measuring the >>>fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards and calculating expenses and liabilities associated with our pension plans. These estimates are based upon judgment and available information, and our actual results may differ materially from these estimates.

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

> Refer to “Off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and contractual obligations for information on our transactions with and commitments to SPEs.

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

We may face significant losses in emerging markets
As a global financial services company doing business in emerging markets, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. Despite the actions of the SNB to maintain a floor for the CHF-EUR exchange rate, the Swiss franc remained strong against the US dollar and euro in 2012. The appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may have such an effect in the future.

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

If any of our systems do not operate properly or are compromised as a result of cyber-attacks, security breaches, unauthorized access, loss or destruction of data, unavailability of service, computer viruses or other events that could have an adverse security impact, we could be subject to litigation or suffer financial loss not covered by insurance, a disruption of our businesses, liability to our clients, regulatory intervention or reputational damage. Any such event could also require us to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures.

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

Risk management
We have risk management procedures and policies designed to manage our risk. These techniques and policies, however, may not always be effective, particularly in highly volatile markets. We continue to adapt our risk management techniques, in particular >>>value-at-risk and economic capital, which rely on historical data, to reflect changes in the financial and credit markets. No risk management procedures can anticipate every market development or event, and our risk management procedures and hedging strategies, and the judgments behind them, may not fully mitigate our risk exposure in all markets or against all types of risk.

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

Regulatory changes may adversely affect our business and ability to execute our strategic plans
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate around the world. Such regulation is increasingly more extensive and complex and, in recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have all increased significantly. These regulations often serve to limit our activities, including through the application of increased capital requirements, customer protection and market conduct regulations, and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.

Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk. We are already subject to extensive regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. We expect such increased regulation to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, as well as affecting our ability to conduct certain businesses, which could adversely affect our profitability and competitive position. Variations in the details and implementation of such regulations may further negatively affect us, as certain requirements currently are not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.

For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by >>>Basel III, together with more stringent require-

ments imposed by the Swiss >>>“Too Big To Fail” legislation and its implementing ordinances, have contributed to our decision to reduce risk weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Act, including the “Volcker Rule”, derivatives regulation, and other regulatory developments described in “Regulation and supervision”, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Because the scope of the Volcker Rule remains subject to final rule making and its impact on our market-making and >>>risk mitigation activities is unclear, it is still uncertain whether we may be required to curtail or discontinue some of these activities or if our operations may otherwise be adversely affected. Under the Dodd-Frank Act, we also expect to become subject to new CFTC and SEC rules that could materially increase the operating costs, including compliance, information technology and related costs, associated with our derivatives businesses with US persons. Further, in December 2012, the Fed proposed a rule under the Dodd-Frank Act that would create a new framework for regulation of the US operations of foreign banking organizations such as ours. Although the final content and impact of the proposal cannot be predicted at this time, if implemented as proposed, this rule may result in our incurring additional costs and limit or restrict the way we conduct our business in the US.

Similarly, recently enacted and possible future cross-border tax regulation with extraterritorial effect, such as the US Foreign Account Tax Compliance Act, and bilateral tax treaties, such as Switzerland’s treaties with the UK and Austria, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. Finally, implementation of EMIR and the proposed revisions to MiFID II may negatively affect our business activities. If Switzerland does not pass legislation that is deemed equivalent to these EU regulations in a timely manner, Swiss banks, including us, may be limited from participating in businesses regulated by such laws.

Additionally, pursuant to an amendment of the Bank Law in 2012 and the new Banking Insolvency Ordinance that came into effect in late 2012, FINMA has significantly increased authority in case of resolution proceedings involving banks in Switzerland. This resolution authority includes, among other things, the power to cancel outstanding equity, to convert debt instruments and other liabilities of a bank into equity and to cancel such liabilities fully or partially.

We expect the financial services industry, including Credit Suisse, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2013 and beyond. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.

Despite our best efforts to comply with applicable regulations, a number of risks remain, particularly in areas where applicable regulations may be unclear or inconsistent among jurisdictions or where regulators revise their previous guidance or courts overturn previous rulings. Authorities in many jurisdictions have the power to bring administrative or judicial proceedings against us, which could result in, among other things, suspension or revocation of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially adversely affect our results of operations and seriously harm our reputation.

> Refer to “Regulation and supervision” for a description of our regulatory regime and capital requirements and a summary of some of the significant regulatory and government reform proposals affecting the financial services industry.

Changes in monetary policy are beyond our control and difficult to predict
We are affected by the monetary policies adopted by the central banks and regulatory authorities of Switzerland, the US and other countries. The actions of the SNB and other central banking authorities directly impact our cost of funds for lending, capital raising and investment activities and may impact the value of financial instruments we hold and the competitive and operating environment for the financial services industry. Many central banks have implemented significant changes to their monetary policy. We cannot predict whether these changes will have a material adverse effect on us or our operations. In addition, changes in monetary policy may affect the credit quality of our customers. Any changes in monetary policy are beyond our control and difficult to predict.

Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations of general application and changes in enforcement practices. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets. For example, focus on tax compliance and changes in enforcement practices could lead to asset outflows (primarily from customers in mature Western European markets) from our Wealth Management Clients business in Switzerland.
Any conversion of our convertible capital instruments will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are now required to issue a significant amount of contingent capital instruments which will convert into common equity upon the occurrence of specified triggering events, including our CET1 capital ratio falling below prescribed thresholds, or a determination by FINMA that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent. We have already issued or agreed to issue an aggregate of CHF 8.4 billion in principal amount of such contingent capital, and we expect to issue more such contingent capital in the future. We have also issued a significant volume of the mandatory and contingent convertible securities (MACCS), totaling an aggregate of CHF 3.8 billion, which convert into 233.5 million shares on March 29, 2013 (subject to acceleration in certain circumstances), with settlement and delivery of shares in early April 2013. The conversion of some or all of our contingent capital due to the occurrence of a triggering event will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Similarly, the conversion of the MACCS will result in substantial dilution of the ownership interests of existing shareholders who do not hold an equivalent amount of MACCS. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.

> Refer to “Banking relationships with members of the Board and Executive Board and related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance for more information on the triggering events related to our contingent capital instruments.

Competition
We face intense competition
We face intense competition in all financial services markets and for the products and services we offer. Consolidation through mergers, acquisitions, alliances and cooperation, including as a result of financial distress, has increased competitive pressures. Competition is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like us, have the ability to offer a wide range of products, from loans and deposit-taking to brokerage, investment banking and asset management services. Some of these firms may be able to offer a broader range of products than we do, or offer such products at more competitive prices. Current market conditions have resulted in significant changes in the competitive landscape in our industry as many institutions have merged, altered the scope of their business, declared bankruptcy, received government assistance or changed their regulatory status, which will affect how they conduct their business. In addition, current market conditions have had a fundamental impact on client demand for products and services. Although we expect the increasing consolidation and changes in our industry to offer opportunities, we can give no assurance that our results of operations will not be adversely affected.

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

We face competition from new trading technologies
Our businesses face competitive challenges from new trading technologies, which may adversely affect our commission and trading revenues, exclude our businesses from certain trans-

action flows, reduce our participation in the trading markets and the associated access to market information and lead to the creation of new and stronger competitors. We have made, and may continue to be required to make, significant additional expenditures to develop and support new trading systems or otherwise invest in technology to maintain our competitive position.

Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, to optimize our use of capital and improve our cost structure we have continued to adapt our client-focused, capital-efficient strategy and have implemented new efficiency measures. Actions taken to adapt our strategy, some of which are ongoing, include strengthening our capital position, reducing our cost base, decreasing the size of our balance sheet, reducing our risk-weighted assets, focusing on chosen businesses and markets in Investment Banking, and integrating our Private Banking and Asset Management divisions into a new, single division. Factors beyond our control, including but not limited to the market and economic conditions and other challenges discussed in this report, could limit our ability to achieve some or all of the expected benefits of these initiatives.

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

[this page intentionally left blank]

Operating and financial review
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Critical accounting estimates

Operating environment
The global economy faced significant challenges in 2012, and concerns regarding eurozone sovereign debt significantly impacted markets. With major central banks maintaining low interest rates and increased risk appetite in the second half of the year, equity markets ended the year higher. The US dollar weakened against most currencies except the Japanese yen. The Swiss National Bank continued to defend the previously announced floor of CHF 1.20 per euro.

Economic environment
Global gross domestic product growth reported in 2012 remained relatively weak, reflecting low consumer confidence and weak business sentiment, continued high unemployment rates and uncertainty related to the eurozone sovereign debt crisis. Towards the end of the year, leading indicators, including the global manufacturing purchasing managers index, rose modestly. While US and Chinese growth was relatively robust in the second half of 2012, economic activity in the eurozone continued to shrink. In Switzerland, economic growth was comparatively strong, and unemployment was low. Inflation remained subdued in most developed countries, but was higher in emerging markets.

Central banks across the globe remained concerned about the growth outlook, and generally further eased monetary policy in 2012. The US Federal Reserve (Fed) reacted to the slow improvement in the US labor market by extending its pledge to keep short-term interest rates unchanged, noting that monetary policy would remain highly accommodative even after the recovery strengthens. The Fed also continued to shift its short-term US Treasury holdings towards longer-term securities and announced it would purchase significant amounts of mortgage-backed securities until there is substantial labor market improvement. The European Central Bank (ECB) announced that it would stand ready, under certain conditions, to buy unlimited amounts of short-dated eurozone sovereign bonds in order to lower governments' borrowing costs. This announcement resulted in a marked drop in the bond yields of troubled eurozone sovereigns. The Bank of Japan (BoJ) announced an official inflation target and expanded its asset purchase program further.

The eurozone sovereign debt crisis was a key theme, especially in the first half of the year. Eurozone member states increased the combined lending power of the European Financial Stability Facility and the European Stability Mechanism (ESM). European leaders agreed on a single banking supervisory mechanism to be run by the ECB and authorized the ESM to inject funds into banks directly once the supervisory mechanism is operative. Increased liquidity caused a sharp fall in short-term interest rates, with three-month >>>London interbank offered rate (LIBOR) dropping below the ECB’s target rate.

After a good start at the beginning of the year, eurozone sovereign debt issues weighed on equity markets until May. The measures announced by the ECB supported stock markets mid-year, with equity markets posting strong gains following US elections in early November. With increased risk appetite and low bond yields at the end of the year, global equity prices finished the year higher. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), increased temporarily in the first half of the year when the eurozone debt crisis was in focus, and again at the end of the year relating to the US “fiscal cliff” debate (refer to the charts "Equity markets"). The Dow Jones Credit Suisse Hedge Fund Index gained 8% in 2012. According to Hedge Fund Research, steady inflows combined with performance-based gains pushed total industry assets to a record high of USD 2.25 trillion.

Increased monetary stimulus from major central banks and reduced political uncertainties in the second half of the year led to a significant compression of credit spreads. Both corporate high yield and emerging markets bonds delivered total returns in the high teens in 2012. European sovereign debt concerns dominated market action beginning in 2Q12, sending Spanish yields to record highs and Italian credit spreads above 5% in the 10-year segment. However, expectations of increased ECB and US Fed stimulus and further ECB announcements sparked credit spread tightening which lasted through the year-end (refer to the charts "Credit spreads").

Tension in the eurozone sovereign debt market was a key foreign exchange market driver in 2012. Major currencies, including the euro, weakened against the US dollar in the first half of the year. However, ECB and Fed measures caused the

US dollar to weaken against the euro in the second half of the year as eurozone sovereign debt concerns eased and the Fed announced a further round of Treasury securities purchases. The Japanese yen declined against the US dollar and most other major currencies as BoJ monetary policies became further expansionary. The Swiss franc remained slightly above the minimum exchange rate of CHF 1.20 per euro previously declared by the Swiss National Bank, which intervened in currency markets in 2012 to defend the floor. Emerging market currencies generally benefitted from stable global growth prospects and capital inflows.

Commodity markets ended 2012 largely unchanged from 2011 levels, though experienced significant price volatility during the year. Commodity prices reached a peak towards the end of 1Q12 but adjusted significantly downward when global economic growth slowed. Prices increased during 3Q12 and 4Q12 amid signs of growth and growing confidence that the eurozone sovereign debt crisis was increasingly contained. Oil prices saw divergent developments, with US benchmark oil West Texas Intermediate ending the year slightly lower, affected by increased shale oil production in the US, and European Brent ending the year 4% higher due to restricted global production. Gold prices were higher, partly reflecting low real interest rates, ending the year above USD 1,650.

Market volumes (growth in % year on year)

2012	Global	Europe

Equity trading volume [1]	(22)	(21)

Announced mergers and acquisitions [2]	(1)	(5)

Completed mergers and acquisitions [2]	(15)	(32)

Equity underwriting [2]	(15)	(22)

Debt underwriting [2]	33	13

Syndicated lending - investment-grade [2]	(28)	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ. 2 Dealogic.

Sector environment
The banking sector benefitted from central bank measures while the sector continued to transition to new regulatory requirements. Global banks took significant steps to restructure businesses and decrease costs while also taking measures to increase capital and liquidity ratios. European and North American bank stocks outperformed global equity indices. After European bank stocks declined 10% in the first half of 2012, they finished the year 23% higher. North American bank stocks ended the year with a positive return of 16% (refer to the charts “Equity markets”).

Private banking clients remained cautious. Due to prevailing market uncertainty, clients’ cash deposits remained high despite record low interest rates. Strong inflows in bond and money market funds continued towards the end of the year, and exchange-traded funds (ETFs) posted net inflows. In Switzerland, concerns about the real estate market overheating in certain areas remained pronounced. The wealth management sector continued to adapt to further industry-specific regulatory changes.

In investment banking, equity trading volume decreased significantly compared to 2011. Activity from mergers and acquisitions (M&As) also decreased, most markedly in Europe. However, global debt underwriting improved by 33% compared to the previous year. In the second half of the year, hedge funds were able to capitalize on improved liquidity conditions, relatively increased risk appetite and generally favorable volatility.

Credit Suisse
In 2012, we recorded net income attributable to shareholders of CHF 1,349 million. Diluted earnings per share were CHF 0.81. Return on equity attributable to shareholders was 3.9%.
Results

	in / end of			% change

	2012	2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net interest income	7,150	6,433	6,541	11	(2)

Commissions and fees	13,073	12,952	14,078	1	(8)

Trading revenues	1,195	5,020	9,338	(76)	(46)

Other revenues	2,548	1,820	1,429	40	27

Net revenues	23,966	26,225	31,386	(9)	(16)

Provision for credit losses	170	187	(79)	(9)	–

Compensation and benefits	12,530	13,213	14,599	(5)	(9)

General and administrative expenses	7,310	7,372	7,231	(1)	2

Commission expenses	1,775	1,992	2,148	(11)	(7)

Total other operating expenses	9,085	9,364	9,379	(3)	0

Total operating expenses	21,615	22,577	23,978	(4)	(6)

Income from continuing operations before taxes	2,181	3,461	7,487	(37)	(54)

Income tax expense	496	671	1,548	(26)	(57)

Income from continuing operations	1,685	2,790	5,939	(40)	(53)

Income/(loss) from discontinued operations	0	0	(19)	–	100

Net income	1,685	2,790	5,920	(40)	(53)

Less net income attributable to noncontrolling interests	336	837	822	(60)	2

Net income/(loss) attributable to shareholders	1,349	1,953	5,098	(31)	(62)

of which from continuing operations	1,349	1,953	5,117	(31)	(62)

of which from discontinued operations	0	0	(19)	–	100

Earnings per share (CHF)

Basic earnings per share from continuing operations	0.82	1.37	3.93	(40)	(65)

Basic earnings per share	0.82	1.37	3.91	(40)	(65)

Diluted earnings per share from continuing operations	0.81	1.36	3.91	(40)	(65)

Diluted earnings per share	0.81	1.36	3.89	(40)	(65)

Return on equity (%)

Return on equity attributable to shareholders	3.9	6.0	14.4	–	–

Return on tangible equity attributable to shareholders [1]	5.2	8.1	19.8	–	–

Number of employees (full-time equivalents)

Number of employees	47,400	49,700	50,100	(5)	(1)

1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets as shown on our balance sheet from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	2012	2011	2010	2012	2011	2010	2012	2011	2010

Statements of operations (CHF million)

Net revenues	23,606	25,429	30,625	360	796	761	23,966	26,225	31,386

Provision for credit losses	170	187	(79)	0	0	0	170	187	(79)

Compensation and benefits	12,494	13,151	14,562	36	62	37	12,530	13,213	14,599

General and administrative expenses	7,288	7,350	7,194	22	22	37	7,310	7,372	7,231

Commission expenses	1,775	1,992	2,148	0	0	0	1,775	1,992	2,148

Total other operating expenses	9,063	9,342	9,342	22	22	37	9,085	9,364	9,379

Total operating expenses	21,557	22,493	23,904	58	84	74	21,615	22,577	23,978

Income from continuing operations before taxes	1,879	2,749	6,800	302	712	687	2,181	3,461	7,487

Income tax expense	496	671	1,548	0	0	0	496	671	1,548

Income from continuing operations	1,383	2,078	5,252	302	712	687	1,685	2,790	5,939

Income/(loss) from discontinued operations	0	0	(19)	0	0	0	0	0	(19)

Net income	1,383	2,078	5,233	302	712	687	1,685	2,790	5,920

Less net income attributable to noncontrolling interests	34	125	135	302	712	687	336	837	822

Net income attributable to shareholders	1,349	1,953	5,098	0	0	0	1,349	1,953	5,098

Statement of operations metrics (%)

Cost/income ratio	91.3	88.5	78.1	–	–	–	90.2	86.1	76.4

Pre-tax income margin	8.0	10.8	22.2	–	–	–	9.1	13.2	23.9

Effective tax rate	26.4	24.4	22.8	–	–	–	22.7	19.4	20.7

Net income margin [1]	5.7	7.7	16.6	–	–	–	5.6	7.4	16.2

1 Based on amounts attributable to shareholders.

Credit Suisse reporting structure and Core Results
Credit Suisse results include revenues and expenses from the consolidation of certain private equity funds and other entities in which we have noncontrolling interests without significant economic interest (SEI) in such revenues and expenses. Core Results include the results of our two segments and the Corporate Center and discontinued operations, but do not include noncontrolling interests without SEI.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s financial statements. These related principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management, and hedging activities relating to share-based compensation awards. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.

These operations and activities vary from period to period and give rise to differences between the Bank’s assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

> Refer to “Note 39 – Subsidiary guarantee information” in V – Consolidated financial statements – Credit Suisse Group for further information on the Bank.
Differences between Group and Bank businesses

Entity	Principal business activity

Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)

BANK-now	Private credit and car leasing (in Switzerland)

Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising capital

Credit Suisse AG merged with Clariden Leu on April 2, 2012, assuming all of its rights and obligations.

Comparison of consolidated statements of operations

	Group			Bank

in	2012	2011	2010	2012	2011	2010

Statements of operations (CHF million)

Net revenues	23,966	26,225	31,386	23,533	25,187	30,533

Total operating expenses	21,615	22,577	23,978	21,472	22,563	24,118

Income from continuing operations before taxes	2,181	3,461	7,487	1,973	2,501	6,536

Income tax expense	496	671	1,548	478	459	1,307

Income from continuing operations	1,685	2,790	5,939	1,495	2,042	5,229

Income/(loss) from discontinued operations	0	0	(19)	0	0	(19)

Net income	1,685	2,790	5,920	1,495	2,042	5,210

Less net income/(loss) attributable to noncontrolling interests	336	837	822	(600)	901	802

Net income attributable to shareholders	1,349	1,953	5,098	2,095	1,141	4,408

Comparison of consolidated balance sheets

	Group		Bank

end of	2012	2011	2012	2011

Balance sheet statistics (CHF million)

Total assets	924,280	1,049,165	908,160	1,034,787

Total liabilities	881,996	1,008,080	865,999	996,436

Capitalization and indebtedness

	Group		Bank

end of	2012	2011	2012	2011

Capitalization and indebtedness (CHF million)

Due to banks	31,014	40,147	30,574	40,077

Customer deposits	308,312	313,401	297,690	304,130

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,721	176,559	132,721	176,559

Long-term debt	148,134	162,655	146,997	161,353

Other liabilities	261,815	315,318	258,017	314,317

Total liabilities	881,996	1,008,080	865,999	996,436

Total equity	42,284	41,085	42,161	38,351

Total capitalization and indebtedness	924,280	1,049,165	908,160	1,034,787

Capital adequacy – Basel II.5

	Group		Bank

end of	2012	2011	2012	2011

Capital (CHF million)

Tier 1 capital	43,547	36,844	39,660	35,098

of which hybrid instruments	8,781	10,888	8,781	10,888

Total eligible capital	49,936	48,654	47,752	48,390

Capital ratios (%)

Tier 1 ratio	19.4	15.2	18.4	15.1

Total capital ratio	22.3	20.1	22.2	20.8

Dividends of the Bank to the Group

end of	2012		2011

Per share issued (CHF)

Dividend [1,2]	0.23	[3]	0.23

Registered shares of CHF 100.00 nominal value each. As of December 31, 2012 and 2011, total share capital consisted of 43,996,652 registered shares.
1 Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation. 2 In 2010, 2009 and 2008, dividends per share issued were CHF 0.23, CHF 68.19 and CHF 0.23, respectively. 3 Proposal of the Board of Directors to the annual general meeting of the Bank.

Core Results
For 2012, net income attributable to shareholders was CHF 1,349 million. Net revenues were CHF 23,606 million and total operating expenses were CHF 21,557 million. Results included fair value losses before tax from movements in own credit spreads of CHF 2,939 million, compared to fair value gains of CHF 1,616 million in 2011. Our results also reflected realignment costs of CHF 680 million, gains of CHF 533 million before tax from the sale of real estate and gains of CHF 384 million before tax from the sale of our remaining ownership interest in Aberdeen Asset Management. Our Basel II.5 tier 1 ratio was 19.4% and we made substantial progress in reducing Basel III risk-weighted assets in Investment Banking and for the Group. We attracted CHF 10.8 billion of net new assets.

Results

	in / end of			% change

	2012	2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net interest income	7,133	6,405	6,474	11	(1)

Commissions and fees	13,100	12,984	14,131	1	(8)

Trading revenues	1,161	4,921	9,328	(76)	(47)

Other revenues	2,212	1,119	692	98	62

Net revenues	23,606	25,429	30,625	(7)	(17)

Provision for credit losses	170	187	(79)	(9)	–

Compensation and benefits	12,494	13,151	14,562	(5)	(10)

General and administrative expenses	7,288	7,350	7,194	(1)	2

Commission expenses	1,775	1,992	2,148	(11)	(7)

Total other operating expenses	9,063	9,342	9,342	(3)	–

Total operating expenses	21,557	22,493	23,904	(4)	(6)

Income from continuing operations before taxes	1,879	2,749	6,800	(32)	(60)

Income tax expense	496	671	1,548	(26)	(57)

Income from continuing operations	1,383	2,078	5,252	(33)	(60)

Income/(loss) from discontinued operations	0	0	(19)	–	100

Net income	1,383	2,078	5,233	(33)	(60)

Less net income attributable to noncontrolling interests	34	125	135	(73)	(7)

Net income/(loss) attributable to shareholders	1,349	1,953	5,098	(31)	(62)

of which from continuing operations	1,349	1,953	5,117	(31)	(62)

of which from discontinued operations	0	0	(19)	–	100

Statement of operations metrics (%)

Cost/income ratio	91.3	88.5	78.1	–	–

Pre-tax income margin	8.0	10.8	22.2	–	–

Effective tax rate	26.4	24.4	22.8	–	–

Net income margin [1]	5.7	7.7	16.6	–	–

Number of employees (full-time equivalents)

Number of employees	47,400	49,700	50,100	(5)	(1)

1 Based on amounts attributable to shareholders.

Core Results reporting by division

	in			% change

	2012	2011	2010	12 / 11	11 / 10

Net revenues (CHF million)

Wealth Management Clients	8,952	9,085	10,039	(1)	(10)

Corporate & Institutional Clients	2,126	2,065	2,032	3	2

Asset Management	2,463	2,297	2,509	7	(8)

Private Banking & Wealth Management	13,541	13,447	14,580	1	(8)

Investment Banking	12,558	10,460	15,873	20	(34)

Corporate Center	(2,493)	1,522	172	–	–

Net revenues	23,606	25,429	30,625	(7)	(17)

Provision for credit losses (CHF million)

Wealth Management Clients	110	78	69	41	13

Corporate & Institutional Clients	72	33	(52)	118	–

Private Banking & Wealth Management	182	111	17	64	–

Investment Banking	(12)	76	(96)	–	–

Provision for credit losses	170	187	(79)	(9)	–

Total operating expenses (CHF million)

Wealth Management Clients	6,821	7,561	7,365	(10)	3

Corporate & Institutional Clients	1,110	1,111	1,113	0	0

Asset Management	1,653	1,703	1,943	(3)	(12)

Private Banking & Wealth Management	9,584	10,375	10,421	(8)	0

Investment Banking	10,568	10,977	12,375	(4)	(11)

Corporate Center	1,405	1,141	1,108	23	3

Total operating expenses	21,557	22,493	23,904	(4)	(6)

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	2,021	1,446	2,605	40	(44)

Corporate & Institutional Clients	944	921	971	2	(5)

Asset Management	810	594	566	36	5

Private Banking & Wealth Management	3,775	2,961	4,142	27	(29)

Investment Banking	2,002	(593)	3,594	–	–

Corporate Center	(3,898)	381	(936)	–	–

Income from continuing operations before taxes	1,879	2,749	6,800	(32)	(60)

Core Results include the results of our two segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI.

As of November 30, 2012 we integrated our former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division. In addition, the majority of our securities trading and sales business in Switzerland was transferred from the Investment Banking division into the Private Banking & Wealth Management division.

Certain reclassifications have been made to prior periods to conform to the current presentation.
> Refer to “Format of presentation and changes in reporting” in Information and developments for further information.

Core Results reporting by region

	in			% change

	2012	2011	2010	12 / 11	11 / 10

Net revenues (CHF million)

Switzerland	7,455	7,590	7,934	(2)	(4)

EMEA	6,749	6,520	7,718	4	(16)

Americas	9,507	7,272	11,726	31	(38)

Asia Pacific	2,388	2,525	3,075	(5)	(18)

Corporate Center	(2,493)	1,522	172	–	–

Net revenues	23,606	25,429	30,625	(7)	(17)

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	2,536	2,407	2,775	5	(13)

EMEA	882	44	757	–	(94)

Americas	2,510	6	3,873	–	(100)

Asia Pacific	(151)	(89)	331	70	–

Corporate Center	(3,898)	381	(936)	–	–

Income from continuing operations before taxes	1,879	2,749	6,800	(32)	(60)

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Results overview
2012 versus 2011
In 2012, we recorded net income attributable to shareholders of CHF 1,349 million, down 31% compared to 2011. Net revenues were CHF 23,606 million, down 7%, and total operating expenses were CHF 21,557 million, down 4%, compared to 2011, mainly due to lower compensation and benefits. Our 2012 results included negative impacts of CHF 3.8 billion consisting of fair value losses before tax from movements in own credit spreads of CHF 2.9 billion, realignment costs of CHF 680 million from cost efficiency measures and additional litigation provisions of CHF 227 million before tax from the settlement of National Century Financial Enterprises, Inc. (NCFE)-related litigation. Also included were gains of CHF 533 million before tax from the sale of real estate and gains of CHF 384 million before tax from the sale of our remaining ownership interest in Aberdeen Asset Management (Aberdeen).

In Private Banking & Wealth Management, net revenues of CHF 13,541 million were stable compared to 2011, with lower recurring commissions and fees offset by higher other revenues. Transaction- and performance-based revenues and net interest income were stable. Lower recurring commissions and fees mainly reflected lower investment product management fees and lower discretionary mandate management fees. Other revenues of CHF 448 million were higher compared to 2011, mainly reflecting a gain of CHF 384 million on the sale of our remaining ownership interest in Aberdeen in 2012, partially offset by lower investment-related gains and impairments related to Asset Management Finance LLC (AMF).

In Investment Banking, net revenues were CHF 12,558 million, compared to net revenues of CHF 10,460 million in 2011. We delivered strong results in 2012 despite challenging market conditions and subdued levels of client activity in many of our businesses. Relative to 2011, our net revenues increased 20% on materially lower >>>Basel III risk-weighted assets. In addition, we made substantial progress in reducing our cost base during the year. Our results demonstrated our strong franchise momentum and successful execution of our refined strategy to increase operating and capital efficiency. Fixed income sales and trading revenues were substantially higher compared to a weak 2011, reflecting significantly higher revenues from securitized products and global credit products in 2012, due to improved market conditions. Substantial inventory reductions in these businesses also resulted in lower revenue volatility in 2012. Revenues from emerging markets, corporate lending and foreign exchange were also higher. We incurred losses of CHF 589 million from businesses we are exiting in 2012 compared to losses of CHF 387 million in 2011.

Overview of results

	Private Banking & Wealth Management			Investment Banking			Corporate Center						Core Results			[1]	Noncontrolling interests without SEI			Credit Suisse

in / end of	2012	2011	2010	2012	2011	2010	2012		2011		2010		2012	2011	2010		2012	2011	2010	2012	2011	2010

Statements of operations (CHF million)

Net revenues	13,541	13,447	14,580	12,558	10,460	15,873	(2,493)		1,522		172		23,606	25,429	30,625		360	796	761	23,966	26,225	31,386

Provision for credit losses	182	111	17	(12)	76	(96)	0		0		0		170	187	(79)		0	0	0	170	187	(79)

Compensation and benefits	5,561	5,729	6,041	6,070	6,471	7,811	863		951		710		12,494	13,151	14,562		36	62	37	12,530	13,213	14,599

General and administrative expenses	3,219	3,818	3,502	3,551	3,388	3,369	518		144		323		7,288	7,350	7,194		22	22	37	7,310	7,372	7,231

Commission expenses	804	828	878	947	1,118	1,195	24		46		75		1,775	1,992	2,148		0	0	0	1,775	1,992	2,148

Total other operating expenses	4,023	4,646	4,380	4,498	4,506	4,564	542		190		398		9,063	9,342	9,342		22	22	37	9,085	9,364	9,379

Total operating expenses	9,584	10,375	10,421	10,568	10,977	12,375	1,405		1,141		1,108		21,557	22,493	23,904		58	84	74	21,615	22,577	23,978

Income/(loss) from continuing operations before taxes	3,775	2,961	4,142	2,002	(593)	3,594	(3,898)		381		(936)		1,879	2,749	6,800		302	712	687	2,181	3,461	7,487

Income tax expense	–	–	–	–	–	–	–		–		–		496	671	1,548		0	0	0	496	671	1,548

Income from continuing operations	–	–	–	–	–	–	–		–		–		1,383	2,078	5,252		302	712	687	1,685	2,790	5,939

Income/(loss) from discontinued operations	–	–	–	–	–	–	–		–		–		0	0	(19)		0	0	0	0	0	(19)

Net income	–	–	–	–	–	–	–		–		–		1,383	2,078	5,233		302	712	687	1,685	2,790	5,920

Less net income attributable to noncontrolling interests	–	–	–	–	–	–	–		–		–		34	125	135		302	712	687	336	837	822

Net income attributable to shareholders	–	–	–	–	–	–	–		–		–		1,349	1,953	5,098		0	0	0	1,349	1,953	5,098

Statement of operations metrics (%)

Cost/income ratio	70.8	77.2	71.5	84.2	104.9	78.0	–		–		–		91.3	88.5	78.1		–	–	–	90.2	86.1	76.4

Pre-tax income margin	27.9	22.0	28.4	15.9	(5.7)	22.6	–		–		–		8.0	10.8	22.2		–	–	–	9.1	13.2	23.9

Effective tax rate	–	–	–	–	–	–	–		–		–		26.4	24.4	22.8		–	–	–	22.7	19.4	20.7

Income margin from continuing operations	–	–	–	–	–	–	–		–		–		5.9	8.2	17.1		–	–	–	7.0	10.6	18.9

Net income margin	–	–	–	–	–	–	–		–		–		5.7	7.7	16.6		–	–	–	5.6	7.4	16.2

Utilized economic capital and return

Average utilized economic capital (CHF million)	9,981	10,115	9,934	18,729	18,882	19,586	2,530	[2]	1,798	[2]	1,124	[2]	31,218	30,782	31,121		–	–	–	31,218	30,782	31,121

Pre-tax return on average utilized economic capital (%) [3]	38.5	29.9	42.4	11.4	(2.6)	19.0	–		–		–		6.7	9.5	22.5		–	–	–	7.6	11.8	24.7

Balance sheet statistics (CHF million)

Total assets	407,329	392,201	383,902	658,622	790,167	783,266	(145,777)	[4]	(137,952)	[4]	(142,018)	[4]	920,174	1,044,416	1,025,150		4,106	4,749	6,855	924,280	1,049,165	1,032,005

Net loans	207,702	196,268	182,880	34,501	37,134	35,970	20		11		(8)		242,223	233,413	218,842		–	–	–	242,223	233,413	218,842

Goodwill	2,409	2,471	2,481	5,980	6,120	6,104	–		–		–		8,389	8,591	8,585		–	–	–	8,389	8,591	8,585

Number of employees (full-time equivalents)

Number of employees	27,300	28,100	28,700	19,800	20,700	20,500	300		900		900		47,400	49,700	50,100		–	–	–	47,400	49,700	50,100

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

Equity sales and trading revenues were up modestly as stronger revenues in convertibles, derivatives and prime services were partially offset by declines in cash equities due to lower industry-wide trading volumes compared to 2011. Underwriting and advisory results were higher compared to 2011, due to strong debt underwriting revenues, particularly in leveraged finance, partially offset by lower equity underwriting revenues. Additionally, M&A fees increased as market share gains in completed M&A transactions more than offset lower industry-wide completed M&A activity.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. In 2012, losses before taxes were CHF 3,898 million compared to income before taxes of CHF 381 million in 2011, primarily reflecting fair value losses on our long-term vanilla debt of CHF 1,663 million, >>>debit valuation adjustments (DVA) losses on certain structured notes liabilities of CHF 958 million and fair value losses on stand-alone derivatives of CHF 318 million.

The fair value losses reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. Additionally, the 2012 losses included business realignment costs of CHF 680 million, consisting primarily of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives, additional litigation provisions of CHF 227 million before tax from the settlement of NCFE-related litigation and gains from the sale of real estate of CHF 533 million before tax.

Provision for credit losses reflected net provisions of CHF 170 million, with net provisions of CHF 182 million in Private Banking & Wealth Management and releases of CHF 12 million in Investment Banking.

Total operating expenses were CHF 21,557 million, down 4%, mainly reflecting a 5% decrease in compensation and benefits due to lower discretionary performance-related compensation expense and lower salary expense, reflecting lower headcount, partly offset by an expense of CHF 500 million from cost efficiency measures. General and administrative expenses were stable, mainly reflecting a decrease in professional services, partly offset by an increase in occupancy expenses. General and administrative expenses also included costs of CHF 180 million in connection with our cost efficiency initiatives.

58 / 59

The Core Results effective tax rate was 26.4% in 2012, compared to 24.4% in 2011. The effective tax rate for full-year 2012 was mainly impacted by the geographical mix of results, an increase and a re-assessment in deferred tax balances in Switzerland and the release of tax contingency accruals. The effective tax rate also reflected re-assessments in valuation allowances against deferred tax assets in the US, the UK and Asia. In addition, the tax charge was negatively influenced by the impact of the change in UK corporation tax from 25% to 23%. Overall, net deferred tax assets decreased CHF 1,538 million to CHF 6,972 million during 2012.

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management of CHF 1,250.8 billion were CHF 65.6 billion higher compared to the end of 2011, driven primarily by positive market movements and by net new assets of CHF 10.8 billion, partially offset by adverse foreign exchange-related movements. Wealth Management Clients contributed net new assets of CHF 19.0 billion with inflows particularly from emerging markets and from the >>>ultra-high-net-worth individual (UHNWI) client segment, partially offset by outflows in Western Europe and outflows relating to the integration of Clariden Leu. Corporate & Institutional Clients reported net new assets of CHF 1.5 billion. Asset Management reported net asset outflows of CHF 9.0 billion primarily from multi-asset class solutions which included redemptions of CHF 14.7 billion from a single fixed income mandate, partially offset by inflows in index strategies and credit products. Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and >>>DVA relating to certain structured notes liabilities carried at >>>fair value. For segment reporting purposes through the end of 2011, the cumulative fair value gains of CHF 1.5 billion on Credit Suisse long-term vanilla debt as of the opening first quarter 2010 balance sheet was charged to the segments on a straight-line amortization basis, and the difference between this amortization and the fair valuation on this Credit Suisse debt from changes in credit spreads was included in the Corporate Center.

Beginning in the first quarter of 2012, we fully reflect the fair value impact from movements in credit spreads on our long-term vanilla debt and DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt. DVA on certain structured notes liabilities was previously recorded in the Investment Banking segment and is now recorded in the Corporate Center in order to aggregate all credit-spread impacts on our funding instruments and to reflect that these impacts are driven by the creditworthiness of the Group rather than our Investment Banking segment or the issuer. Prior periods have been reclassified to conform to the current presentation and such reclassifications had no impact on the Group’s net income/(loss) or total shareholders’ equity.

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

in	2012	2011	2010

Net income/(loss) attributable to shareholders, excluding impact from movements in credit spreads (CHF million)	3,610	802	4,929

Fair value gains/(losses) from movements in own credit spreads	(2,939)	1,616	269

Fair value gains/(losses) on own long-term vanilla debt	(1,663)	1,210	341

Fair value gains/(losses) on debit valuation adjustments on structured notes	(958)	697	(73)

Fair value gains/(losses) on stand-alone derivatives	(318)	(291)	1

Tax expense/(benefit)	(678)	465	100

Net income attributable to shareholders	1,349	1,953	5,098

Regulatory capital excludes cumulative fair value gains/(losses) related to own long-term vanilla debt and structured notes, net of tax. Refer to “Capital management” in III – Treasury, risk, balance sheet and off-balance sheet for further information.

2011 versus 2010
In 2011, we recorded net income attributable to shareholders of CHF 1,953 million, down 62% compared to 2010. Net revenues were CHF 25,429 million, down 17%, and total operating expenses were CHF 22,493 million, down 6%, compared to 2010, mainly due to lower compensation and benefits. Our 2011 results included negative impacts of CHF 1.8 billion consisting of realignment costs of CHF 847 million from cost efficiency measures and CHF 974 million (CHF 547 million of negative revenues and CHF 427 million of associated costs) from businesses we are exiting and the reduction of >>>risk-weighted assets in our Investment Banking fixed income business. Also included were litigation provisions of CHF 478 million in connection with German and US tax matters. We had fair value gains of CHF 1,210 million on Credit Suisse long-term vanilla debt, DVA gains of CHF 697 million on certain structured notes liabilities and fair value losses of CHF 291 million on stand-alone derivatives. Revenues were adversely impacted and expenses were favorably impacted by the strengthening of the Swiss franc against major currencies. Compared to 2010, the adverse impact on net revenues and income before taxes was CHF 3,092 million and CHF 909 million, respectively.

In Private Banking & Wealth Management, net revenues of CHF 13,447 million decreased 8% compared to 2010. The adverse impact of the lower average exchange rate of major currencies against the Swiss franc on net revenues and income before taxes was CHF 1,071 million and CHF 597 million, respectively. Excluding this adverse foreign exchange impact, revenues were stable compared to 2010. Recurring commissions and fees in 2011 compared to 2010 were down 7% as average assets under management decreased slightly, mainly due to the adverse foreign exchange translation impact. In an ongoing low interest rate environment net interest income decreased 6%. Transaction- and performance-based revenues decreased 8%, reflecting lower client activity and lower transaction-based volumes. Other revenues were down 35%, reflecting gains in 2010 on the sale of securities purchased from our money market funds and lower investment-related gains in 2011.

In Investment Banking, net revenues were CHF 10,460 million, compared to CHF 15,873 million in 2010. Results in many of our businesses in 2011 were negatively impacted by significantly lower levels of client activity and a volatile trading environment compared to 2010. In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced a refinement of our Investment Banking strategy in November 2011, including an accelerated risk-weighted asset reduction plan. In 2011, we reduced our Basel III risk-weighted assets by USD 80 billion, or 25%, to USD 242 billion. Fixed income sales and trading revenues were significantly lower in 2011, reflecting challenging trading conditions, subdued client activity levels across most businesses and the execution of our risk reduction strategy. We incurred losses of CHF 512 million from businesses we are exiting and from the reduction of risk-weighted assets in 2011. Our equity sales and trading results declined primarily due to lower levels of client activity in cash equities. Prime services revenues declined, reflecting the foreign exchange translation impact. In US dollars, we had record prime services results due to higher client activity and higher client balances. We also had weak results in derivatives, reflecting reduced customer flow. In 2011, we maintained our market share and leading market share rankings in cash equities and prime services. Underwriting and advisory results were lower in 2011, reflecting a decline in industry-wide capital issuance levels and a decrease in our completed M&A market share from 2010, respectively.

Corporate Center reported income before taxes of CHF 381 million in 2011, compared to losses before taxes of CHF 936 million in 2010, primarily reflecting fair value gains on our long-term vanilla debt of CHF 1,210 million, DVA gains on certain structured notes liabilities of CHF 697 million and fair value losses on stand-alone derivatives of CHF 291 million, resulting in overall gains on such items of CHF 1,616 million. The fair value gains reflected the widening of credit spreads across all currencies, including senior and subordinated debt. Additionally, the 2011 result included CHF 847 million of costs consisting primarily of severance and other compensation expenses relating to the accelerated Group-wide cost efficiency initiatives.

Provision for credit losses reflected net provisions of CHF 187 million, with net provisions of CHF 111 million and CHF 76 million in Private Banking & Wealth Management and Investment Banking, respectively.

Total operating expenses were CHF 22,493 million, down 6%, mainly reflecting a 10% decrease in compensation and benefits due to lower discretionary performance-related compensation expense and the favorable foreign exchange translation impact, partly offset by CHF 715 million from cost efficiency measures. General and administrative expenses increased 2%, reflecting an increase in litigation provisions, IT investment costs and costs of CHF 132 million in connection with our cost efficiency initiatives, partially offset by lower professional fees and the favorable foreign exchange translation impact. Litigation provisions included CHF 478 million in connection with German and US tax matters.

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

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.
Assets under management as of the end of 2011 were CHF 1,185.2 billion, 1.7% lower compared to the end of 2010, as strong net new assets of CHF 46.6 billion were mainly offset by adverse market movements. Wealth Management Clients contributed net new assets of CHF 37.4 billion with strong contributions from emerging markets and from the UHNWI client segment. Corporate & Institutional Clients reported net new assets of CHF 5.3 billion. Asset Management reported net new assets of CHF 5.2 billion, primarily from inflows in real estate, commodities, multi-asset class solutions and ETFs, partially offset by net outflows from emerging markets, and from outflows from discontinued businesses and investment sales. Average assets under management in 2011 decreased slightly, as net new assets were more than offset by adverse market movements and foreign exchange-related movements.

Information and developments
Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Beginning in the first quarter of 2012, we fully reflect the fair value impact from movements in credit spreads on our long-term vanilla debt and >>>DVA on certain structured notes liabilities in the Corporate Center.

> Refer to “Impact from movements in own credit spreads” for further information.
In the second quarter 2012, we made a number of changes to the presentation of our results, mainly related to the legal merger of Clariden Leu into the Bank, and the integration of our Private Banking and Investment Banking operations into a single function. We also performed a review of our policies regarding the measurement of assets under management and net new assets. As a result of this review we adopted a more restrictive definition of these metrics, leading to a decrease in assets under management of CHF 45 billion for the Group at the end of the second quarter 2012.

In the third quarter 2012, we began recording gains on the sale of real estate made in connection with our July 2012 capital measures in the Corporate Center.
In the fourth quarter 2012, we integrated our previously reported Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division and transferred the majority of our securities trading and sales business in Switzerland from Investment Banking into Private Banking & Wealth Management. This reorganization was effective November 30, 2012. The new presentation of Private Banking & Wealth Management results includes a presentation of the combined results of its three operating businesses: Wealth Management Clients, Corporate & Institutional Clients and Asset Management. The results of the transferred securities trading and sales business in Switzerland are allocated among the three operating businesses.

Prior periods have been restated to conform to the current presentation.
As of January 1, 2013, the >>>Basel Committee on Banking Supervision Basel III framework (>>>Basel III) was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our ratio calculations use estimated >>>risk-weighted assets as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

Subsequent event
On March 13, 2013, we entered into agreements with bond investors of affiliates of NCFE to end all bond investor litigation against Credit Suisse. As a result of this settlement, we increased existing NCFE-related litigation provisions by CHF 227 million, resulting in an after tax charge of CHF 134 million in respect of our previously reported 2012 financial results.

> Refer to “Note 37 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. Our KPIs are assessed annually as part of our normal planning process.
in / end of	Target	2012	2011	2010

Growth (%)

Collaboration revenues [1]	18–20% of net revenues	18.6	16.8	14.4

Net new asset growth	Above 6%	0.9	3.9	5.3

Efficiency and performance (%)

Total shareholder return (Credit Suisse) [2]	Superior return vs peer group	4.8	(39.4)	(23.3)

Total shareholder return of peer group [2,3]	–	49.2	(35.0)	(1.7)

Return on equity attributable to shareholders	Above 15%	3.9	6.0	14.4

Core Results pre-tax income margin	Pre-tax income margin above 28%	8.0	10.8	22.2

Capital (%)

Tier 1 ratio (Basel II.5)	Compliance with Swiss "Too Big to Fail" and Basel III	19.4	15.2	14.2

1 Includes revenues recognized when more than one of the Group's divisions participates in a particular transaction. 2 Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value as of the beginning of the period. 3 The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, HSBC, JPMorgan Chase, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Key performance indicators
Our historical key performance indicators (KPIs) are provided in the table above. We assessed our KPIs as part of our normal planning process. Beginning in the first quarter of 2013, we have adjusted our KPIs for the Group and for our Private Banking & Wealth Management and Investment Banking divisions to reflect our strategic plan, the regulatory environment and the market cycle. Income statement based KPIs will be measured on underlying results, which are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other significant items for which a reconciliation to reported results will be provided.

For the Group, we have replaced the Core Results pre-tax income margin KPI with an underlying Core Results cost/income ratio target of below 70%. In addition, we are targeting an underlying return on equity attributable to shareholders above 15%. Our capital measures going forward will continue to be based on compliance with Swiss “Too Big to Fail” and Basel III capital standards and are targeting a Look-through Swiss Core Capital ratio above 10%. Our KPIs for collaboration revenues and total shareholder return remain unchanged at present and the KPI for net new asset growth will now be measured at the Wealth Management Clients and Asset Management business levels instead of at the Group level.

In our Private Banking & Wealth Management division, we will target net new asset growth of 6% for both the Wealth Management Clients and the Asset Management businesses. We will also target an underlying divisional cost/income ratio of 65%.

In our Investment Banking division, we will replace the pre-tax income margin KPI with an underlying cost/income ratio target of 70%.
Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participates in a transaction. Collaboration revenues are measured by a dedicated governance structure and implemented through an internal revenue sharing structure. Only the net revenues generated by a transaction are considered. Position risk related to trading revenues, private equity and other investment-related gains, valuation adjustments and centrally managed treasury revenues are not included in collaboration revenues. Collaboration revenues are currently reported on the basis of the organizational structure prior to the establishment of the single Private Banking & Wealth Management division.

Capital trends and capital distribution proposal
Our consolidated Bank for International Settlements tier 1 ratio under >>>Basel II.5 was strong at 19.4% as of the end of 2012, compared to 15.2% as of the end of 2011. The increase reflected decreased risk-weighted assets and increased tier 1 capital.

At the Annual General Meeting (AGM) on April 26, 2013, the Board of Directors will propose for the financial year 2012 a distribution of CHF 0.10 per share in cash out of reserves from capital contributions. In addition, the Board of Directors will propose the distribution of new shares (stock dividend). The new shares for the stock dividend will be paid in at the par value of CHF 0.04 per share out of reserves from capital contributions. The distribution out of reserves from capital contributions (cash and stock) will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The ex-dividend date has been set to April 30, 2013 (for cash distribution and stock dividend).

The stock dividend will be distributed to all shareholders as follows: for every share that they own, shareholders will receive a non-tradable right to the receipt of a given number of new shares for free. Following distribution, the rights will automatically be exchanged for new shares at the ratio determined by the Board of Directors immediately prior to the AGM. The Board of Directors will set the subscription ratio in such a way that the theoretical value of each right will be approximately CHF 0.65.

> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on capital trends.
Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve the cost structure. In 2011, we began implementing a number of cost efficiency initiatives with a goal of achieving a total of CHF 3.0 billion of expense reductions in 2013, CHF 3.5 billion in 2014 and CHF 4.0 billion in 2015. These targets have been measured against our annualized 6M11 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses. The majority of the expected future savings will be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions. We have also targeted further savings within our two operating divisions. Within Investment Banking, we expect to deliver cost benefits from initiatives already completed in 2012 and from continuing to rationalize businesses in certain geographies. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the integration of Clariden Leu completed in 2012, streamlining of front office support functions and the offshore >>>affluent client coverage model and simplification of our operating platform.

As a result of the integration of our former reported Private Banking and Asset Management divisions into the new Private Banking & Wealth Management division and other measures, we are updating our overall cost savings targets to CHF 3.2 billion in 2013, CHF 3.8 billion by the end of 2014 and CHF 4.4 billion by the end of 2015, adjusted on the same basis as described above. We expect to incur approximately CHF 1.6 billion of business realignment costs associated with these measures during the course of 2013 to 2015.

We incurred CHF 680 million of business realignment costs associated with these measures in 2012.
In October 2012, we announced a balance sheet reduction of CHF 130 billion for the Group by year-end 2013 to under CHF 900 billion on a foreign exchange neutral basis compared to the end of the third quarter of 2012. As of the end of 2012, total assets were CHF 924 billion, down CHF 125 billion, or 12%, from 2011.

> Refer to “Strategy” in I – Information on the company for further information.
Share Issuances
In April 2012, the AGM approved a distribution against reserves from capital contributions instead of a dividend paid from net income for the year 2011 in the form of shares (scrip dividend) or cash. In May, shareholders made their election and, as a result, 24.2 million new Group shares were issued out of authorized capital, representing approximately 2% of our share capital upon issuance.

In the second quarter 2012, we issued 37.9 million new Group shares in connection with the settlement of vested share-based compensation awards, representing approximately 3.0% of our share capital upon issuance.

In the third quarter 2012, we issued 33.5 million new Group shares to cover the second quarter 2012 purchase of the residual stake in Credit Suisse Hedging-Griffo Investimentos S.A. (Hedging-Griffo), representing approximately 2.5% of our share capital upon issuance.

Risk trends
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank and remained a critical focus throughout 2012. Over the course of 2012, we took significant steps to adapt our businesses and our organization to the new regulatory requirements, which predominantly impacted the risk profile of Investment Banking. During 2012, we reduced our Group risk profile and shifted our portfolio toward less capital intense businesses. We continued to invest significantly in our IT infrastructure and further refined our risk appetite framework to ensure an appropriate balance of return and assumed risk, stability of earnings and capital levels we seek to maintain. In 2012, overall position risk decreased 1%, utilized economic capital decreased 8% and average >>>risk management VaR in US dollars for our trading books decreased 31%.

> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on risk trends.
Board of Directors and management changes
At our AGM in April 2012, shareholders approved the election of Iris Bohnet and Jean-Daniel Gerber as new members to the Board of Directors, and the re-election of Walter B. Kielholz, Andreas N. Koopmann, Urs Rohner, Richard E. Thornburgh and John Tiner. Peter F. Weibel stepped down from the Board of Directors, having reached the internal age limit. The Board proposes that at the AGM on April 26, 2013, Kai S. Nargolwala, Lead Independent Director of Singapore Telecommunications Ltd., be elected to the Board and that the following members be re-elected to the Board: Jassim Bin Hamad J.J. Al Thani and Noreen Doyle. Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz will retire from the Board of Directors at the AGM 2013.

Effective April 30, 2012, Karl Landert stepped down from the Executive Board and his position as Chief Information Officer. David Mathers, Chief Financial Officer and a member of the Executive Board, also assumed responsibility for the IT organization and since January 1, 2012, for the Group’s global Operations functions.

Effective May 31, 2012, Antonio Quintella was appointed as Chairman of Hedging-Griffo and stepped down from the Executive Board and his position as Chief Executive Officer (CEO) Americas. Robert Shafir assumed the role as CEO Americas in addition to his role at the time as CEO Asset Management.

Effective November 30, 2012, Hans-Ulrich Meister and Robert Shafir were appointed to jointly lead the newly created Private Banking & Wealth Management division. As regional CEO, Hans-Ulrich Meister continues to have responsibility for all businesses and clients in the Swiss region. Robert Shafir continues to serve as the CEO of the Americas region.

Effective November 30, 2012, Eric Varvel and Gaël de Boissard were appointed to jointly lead the Investment Banking division. In addition, Eric Varvel was appointed CEO of the Asia Pacific region and Gaël de Boissard took on responsibility as CEO of the Europe, Middle East and Africa (EMEA) region. Gaël de Boissard joined the Executive Board as of January 1, 2013.

As of November 30, 2012, Osama Abbasi stepped down from the Executive Board and his position as CEO of the Asia Pacific region, Walter Berchtold stepped down from the Executive Board and his position as Chairman Private Banking and Fawzi Kyriakos-Saad stepped down from the Executive Board and his position as CEO of the EMEA region.

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

> Refer to “Compensation” in IV – Corporate Governance and Compensation for further information.
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
Based on the Group’s regular review of observable parameters used in its pricing models, in 2012 the Group extended the adoption of overnight indexed swap discounting, instead of other reference rates such as >>>LIBOR, to those businesses in fixed income where the adoption had not occurred and to certain equity derivatives, which resulted in a loss of CHF 57 million.

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

As of the end of 2012, 51% and 38% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets recorded as level 3 declined by CHF 11.5 billion during 2012, primarily reflecting decreases in trading assets, loans held-for-sale and central bank funds sold, securities purchased under resale agreements and securities borrowing transactions. The decrease in trading assets primarily reflected net transfers out of level 3 due to improved observability of pricing data and net settlements. The decreases in loans held-for-sale and central bank funds sold, securities purchased under resale agreements and securities borrowing transactions were primarily due to net settlements.

Our level 3 assets, excluding noncontrolling interests and assets of consolidated VIEs that are not risk-weighted assets under the Basel framework, were CHF 29.7 billion, compared to CHF 39.3 billion as of the end of 2011. As of the end of 2012, these assets comprised 3% of total assets and 7% of total assets measured at fair value, both adjusted on the same basis, compared to 4% and 8% as of the end of 2011, respectively.

We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Personnel
Headcount at the end of 2012 was 47,400, down 2,300 from the end of 2011. This reflected reductions in headcount of 3,200 employees in connection with our cost efficiency initiatives in Investment Banking and Private Banking & Wealth Management and the sale of Wincasa AG, a real estate services group, offset by graduate hiring and contractor employee conversion. Compared to year-end 2010, headcount decreased 2,700.

> Refer to “Overview” in IV – Corporate Governance and Compensation – Corporate Governance for additional information on personnel.

Private Banking & Wealth Management
In 2012, we reported income before taxes of CHF 3,775 million and net revenues of CHF 13,541 million with an improved pre-tax margin of 27.9% compared to 2011. We attracted net new assets of CHF 10.8 billion, mainly from emerging markets and our ultra-high-net-worth individual client segment.

Results

	in / end of			% change

	2012	2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net revenues	13,541	13,447	14,580	1	(8)

Provision for credit losses	182	111	17	64	–

Compensation and benefits	5,561	5,729	6,041	(3)	(5)

General and administrative expenses	3,219	3,818	3,502	(16)	9

Commission expenses	804	828	878	(3)	(6)

Total other operating expenses	4,023	4,646	4,380	(13)	6

Total operating expenses	9,584	10,375	10,421	(8)	0

Income before taxes	3,775	2,961	4,142	27	(29)

of which Wealth Management Clients	2,021	1,446	2,605	40	(44)

of which Corporate & Institutional Clients	944	921	971	2	(5)

of which Asset Management	810	594	566	36	5

Statement of operations metrics (%)

Cost/income ratio	70.8	77.2	71.5	–	–

Pre-tax income margin	27.9	22.0	28.4	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	9,981	10,115	9,934	(1)	2

Pre-tax return on average utilized economic capital (%) [1]	38.5	29.9	42.4	–	–

Number of employees (full-time equivalents)

Number of employees	27,300	28,100	28,700	(3)	(2)

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change

	2012	2011	2010	12 / 11	11 / 10

Net revenue detail (CHF million)

Net interest income	4,551	4,512	4,821	1	(6)

Recurring commissions and fees	4,864	5,068	5,462	(4)	(7)

Transaction- and performance-based revenues	3,678	3,607	3,900	2	(8)

Other revenues [1]	448	260	397	72	(35)

Net revenues	13,541	13,447	14,580	1	(8)

Provision for credit losses (CHF million)

New provisions	316	277	288	14	(4)

Releases of provisions	(134)	(166)	(271)	(19)	(39)

Provision for credit losses	182	111	17	64	–

Balance sheet statistics (CHF million)

Net loans	207,702	196,268	182,880	6	7

of which Wealth Management Clients [2]	147,103	139,725	130,435	5	7

of which Corporate & Institutional Clients	60,595	56,543	52,445	7	8

Deposits	276,571	262,985	250,367	5	5

of which Wealth Management Clients [2]	210,662	203,350	194,013	4	5

of which Corporate & Institutional Clients	65,909	59,635	56,354	11	6

Number of relationship managers

Switzerland	1,550	1,730	1,680	(10)	3

EMEA	1,300	1,320	1,500	(2)	(12)

Americas	620	590	610	5	(3)

Asia Pacific	440	400	400	10	0

Wealth Management Clients	3,910	4,040	4,190	(3)	(4)

Corporate & Institutional Clients (Switzerland)	560	520	500	8	4

Number of relationship managers	4,470	4,560	4,690	(2)	(3)

1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction. 2 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth individual clients.

Results overview
For 2012, income before taxes was CHF 3,775 million, up 27% compared to 2011. Net revenues of CHF 13,541 million were stable compared to 2011, with lower recurring commissions and fees offset by higher other revenues. Transaction- and performance-based revenues and net interest income were stable. Lower recurring commissions and fees mainly reflected lower investment product management fees and lower discretionary mandate management fees. Other revenues of CHF 448 million were higher compared to 2011, mainly reflecting a gain of CHF 384 million on the sale of our remaining ownership interest in Aberdeen in 2012, partially offset by lower investment-related gains and impairments related to AMF.

Provision for credit losses in 2012 was CHF 182 million compared to CHF 111 million in 2011 on a net loan portfolio of CHF 208 billion, including higher new provisions and lower releases in 2012 compared to 2011.

Total operating expenses were CHF 9,584 million, down 8% compared to 2011. Excluding litigation provisions of CHF 478 million in connection with the German and US tax matters in 2011, total operating expenses decreased by CHF 313 million, or 3%, reflecting lower compensation and benefits, driven by lower headcount, and lower general and administrative expenses, reflecting our efficiency measures.

Assets under management of CHF 1,250.8 billion were CHF 65.6 billion higher compared to the end of 2011, driven primarily by positive market movements and by net new assets of CHF 10.8 billion, partially offset by adverse foreign exchange-related movements. Wealth Management Clients contributed net new assets of CHF 19.0 billion with inflows particularly from emerging markets and from our >>>UHNWI client segment, partially offset by outflows in Western Europe and outflows relating to the integration of Clariden Leu. Corporate & Institutional Clients reported net new assets of CHF 1.5 billion. Asset Management reported net asset outflows of CHF 9.0 billion primarily from multi-asset class solutions which included redemptions of CHF 14.7 billion from a single fixed income mandate, partially offset by inflows in index strategies and credit products. Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.

For 2011, we reported income before taxes of CHF 2,961 million, down 29% compared to 2010. Net revenues of CHF 13,447 million decreased 8% compared to 2010. The adverse impact of the lower average exchange rate of major currencies against the Swiss franc on net revenues and income before taxes was CHF 1,071 million and CHF 597 million, respectively. Excluding this adverse foreign exchange impact, revenues were stable compared to 2010.

Recurring commissions and fees in 2011 compared to 2010 were down 7% as average assets under management decreased slightly, mainly due to the adverse foreign exchange translation impact. In an ongoing low interest rate environment net interest income decreased 6%. Transaction- and performance-based revenues decreased 8%, reflecting lower client activity and lower transaction-based volumes. Other revenues were down 35%, reflecting gains in 2010 on the sale of securities purchased from our money market funds and lower investment-related gains in 2011.

Provision for credit losses in 2011 was CHF 111 million compared to CHF 17 million in 2010, mainly driven by lower releases in 2011 compared to 2010.
Total operating expenses of CHF 10,375 million in 2011 were stable compared to 2010. Excluding 2011 litigation provisions in connection with the German and US tax matters, operating expenses decreased 5%. Compensation and benefits decreased 5%, reflecting a favorable foreign exchange translation impact and lower discretionary performance-related compensation expense.

Assets under management as of the end of 2011 were CHF 1,185.2 billion, 1.7% lower compared to the end of 2010, as strong net new assets of CHF 46.6 billion were mainly offset by adverse market movements. Wealth Management Clients contributed net new assets of CHF 37.4 billion with strong contributions from emerging markets and from our UHNWI client segment. Corporate & Institutional Clients reported net new assets of CHF 5.3 billion. Asset Management reported net new assets of CHF 5.2 billion, primarily from inflows in real estate, commodities, multi-asset class solutions and ETFs, partially offset by net outflows from emerging markets and from outflows from discontinued businesses and investment sales. Average assets under management in 2011 decreased slightly, as net new assets were more than offset by adverse market movements and foreign exchange-related movements.

Assets under management – Private Banking & Wealth Management

	in / end of			% change

	2012	2011	2010	12 / 11	11 / 10

Assets under management by business (CHF billion)

Wealth Management Clients	798.5	750.2	763.1	6.4	(1.7)

Corporate & Institutional Clients	223.8	203.0	195.9	10.2	3.6

Asset Management	371.6	365.2	382.0	1.8	(4.4)

Assets managed across businesses [1]	(143.1)	(133.2)	(135.7)	7.4	(1.8)

Assets under management	1,250.8	1,185.2	1,205.3	5.5	(1.7)

Average assets under management (CHF billion)

Average assets under management	1,224.7	1,187.1	1,204.6	3.2	(1.5)

Net new assets by business (CHF billion)

Wealth Management Clients	19.0	37.4	40.6	(49.2)	(7.9)

Corporate & Institutional Clients	1.5	5.3	8.0	(71.7)	(33.8)

Asset Management	(9.0)	5.2	20.2	–	(74.3)

Assets managed across businesses [1]	(0.7)	(1.3)	(6.4)	(46.2)	(79.7)

Net new assets	10.8	46.6	62.4	(76.8)	(25.3)

1 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients.

Results detail
In connection with the integration relating to Private Banking & Wealth Management, we reviewed and adjusted our KPI targets.
> Refer to “Key performance indicators” in Core Results – Information and developments for further information.
The following provides a comparison of our 2012 results versus 2011 and 2011 results versus 2010.
Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees and fees for general banking products and services. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, foreign exchange fees from client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.

2012 vs 2011: Stable at CHF 13,541 million
Net revenues were stable, with lower recurring commissions and fees offset by higher other revenues. Transaction- and performance-based revenues and net interest income were stable. Lower recurring commissions and fees mainly reflected lower investment product management fees, driven by lower fund management fees, and lower discretionary mandate management fees. Other revenues of CHF 448 million mainly reflected a CHF 384 million gain from the sales of our remaining ownership interest in Aberdeen, a CHF 45 million gain from the sale of Wincasa and a CHF 41 million gain related to the sale of a non-core business, partially offset by lower investment-related gains, which included losses of CHF 82 million in connection with the planned sale of certain private equity investments, impairment charges of CHF 61 million related to AMF and impairments of a joint venture investment. Transaction- and performance-based revenues were stable with higher performance fees from our Hedging-Griffo subsidiary, single manager hedge funds and credit strategies, higher revenues from integrated solutions and gains related to a change in life insurance accounting, offset by lower brokerage and product issuing fees and lower equity participations income. Net interest income was stable, as the impact of lower deposit margins, reflecting the continued low interest rate environment, and stable loan margins were offset by higher average deposit and loan volumes.

2011 vs 2010: Down 8% from CHF 14,580 million to CHF 13,447 million
The decrease was driven by lower revenues across all revenue categories and an adverse foreign translation impact of CHF 1,071 million. Recurring commissions and fees declined due to lower revenues across most categories, mainly reflecting the adverse foreign exchange translation impact, including the impact on average assets under management. Net interest income decreased due to lower deposit margins on lower average volumes and lower loan margins on slightly higher average volumes. Lower deposit margins reflected the low interest environment with a relatively flat interest curve. Transaction- and performance-based revenues were lower, mainly due to significantly lower brokerage and product issuing fees, particularly from equities and bonds, and lower trading and sales income, both reflecting lower client activity and lower transaction-based volumes. Lower other revenues reflected gains in 2010 on the sale of securities purchased from our money market funds, and lower investment-related gains in 2011, partially offset by lower equity participations losses and a decrease in fair value losses on the Clock Finance transactions.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

2012 vs 2011: Up 64% from CHF 111 million to CHF 182 million
Provision for credit losses of CHF 182 million was up CHF 71 million compared to 2011, including 14% higher new provisions and 19% lower releases of provisions compared to

2011. Provisions for credit losses reflected net provisions of CHF 110 million in Wealth Management Clients and CHF 72 million in Corporate & Institutional Clients.
2011 vs 2010: Up from CHF 17 million to CHF 111 million
Provision for credit losses of CHF 111 million was up CHF 94 million compared to 2010, driven by 39% lower releases of provisions compared to 2010. New provisions were 4% lower. Provisions for credit losses reflected net provisions of CHF 78 million in Wealth Management Clients and CHF 33 million in Corporate & Institutional Clients.

Operating expenses
Compensation and benefits
2012 vs 2011: Down 3% from CHF 5,729 million to CHF 5,561 million
Compensation and benefits decreased slightly, driven by lower salary expense, reflecting lower headcount, and lower discretionary performance-related compensation.
2011 vs 2010: Down 5% from CHF 6,041 million to CHF 5,729 million
The decrease reflected a favorable foreign exchange translation impact and lower discretionary performance-related compensation expense.
General and administrative expenses
2012 vs 2011: Down 16% from CHF 3,818 million to CHF 3,219 million
The decrease primarily reflected 2011 litigation provisions of CHF 478 million in connection with the German and US tax matters. Excluding these litigation provisions, general and administrative expenses decreased CHF 121 million, reflecting our cost efficiency measures, including lower marketing and travel and entertainment expenses.

2011 vs 2010: Up 9% from CHF 3,502 million to CHF 3,818 million
The increase primarily reflected the litigation provisions in 2011. 2010 included CHF 44 million of provisions related to auction rate securities. Excluding these litigation provisions, general and administrative expenses decreased slightly.

Results – Wealth Management Clients

	in				% change

	2012		2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net revenues	8,952		9,085	10,039	(1)	(10)

Provision for credit losses	110		78	69	41	13

Total operating expenses	6,821		7,561	7,365	(10)	3

Income before taxes	2,021		1,446	2,605	40	(44)

Statement of operations metrics (%)

Cost/income ratio	76.2		83.2	73.4	–	–

Pre-tax income margin	22.6		15.9	25.9	–	–

Net revenue detail (CHF million)

Net interest income	3,344		3,327	3,631	1	(8)

Recurring commissions and fees	3,106		3,309	3,540	(6)	(7)

Transaction- and performance-based revenues	2,461		2,449	2,868	0	(15)

Other revenues	41	[1]	0	0	–	–

Net revenues	8,952		9,085	10,039	(1)	(10)

Gross margin on assets under management (bp) [2]

Net interest income	42		45	47	–	–

Recurring commissions and fees	40		44	46	–	–

Transaction- and performance-based revenues	31		33	37	–	–

Other revenues	1		0	0	–	–

Gross margin	114		122	130	–	–

1 Reflects gains related to the sale of a non-core business in 2012. 2 Net revenues divided by average assets under management.

Wealth Management Clients
Net revenues
Net interest income
2012 vs 2011: Stable at CHF 3,344 million
Stable net interest income reflected lower deposit margins and stable loan margins on higher average volumes.
2011 vs 2010: Down 8% from CHF 3,631 million to CHF 3,327 million
The decrease primarily reflected lower deposit margins on lower average volumes, and lower loan margins on slightly higher average volumes.
Recurring commissions and fees
2012 vs 2011: Down 6% from CHF 3,309 million to CHF 3,106 million
The decrease reflected lower revenues across all major revenue categories, primarily lower investment product management fees, driven by lower fund management fees, and lower discretionary mandate management fees.

2011 vs 2010: Down 7% from CHF 3,540 million to CHF 3,309 million
The decrease reflected lower revenues in investment product management fees, discretionary mandate management fees and banking services fees, partially offset by higher investment account and services fees. Overall the decrease was driven by lower average assets under management, mainly due to adverse market movements and the strengthening of the average exchange rate of the Swiss franc against major currencies compared to 2010.

Transaction- and performance-based revenues
2012 vs 2011: Stable at CHF 2,461 million
Stable transaction- and performance-based revenues reflected lower brokerage and product issuing fees, primarily in equities and mutual funds, and lower foreign exchange fees from client transactions, offset by gains of CHF 35 million in 2012 related to a change in life insurance accounting, higher performance fees from Hedging-Griffo and higher revenues from integrated solutions.

2011 vs 2010: Down 15% from CHF 2,868 million to CHF 2,449 million
The decline was driven by substantially lower brokerage and product issuing fees, primarily in equities and bonds, and lower trading and sales income, both reflecting significantly lower client activity and lower transaction-based volumes.

Gross margin
Our gross margin was 114 basis points in 2012, eight basis points lower compared to 2011 and 16 basis points lower than 2010. Compared to 2011, the net interest income margin decreased three basis points, reflecting stable net interest income and 4.8% higher average assets under management. The recurring commissions and fees margin decreased four basis points in 2012, as recurring commissions and fees decreased 6% while average assets under management increased. The transaction- and performance-based margin decreased two basis points, reflecting stable transaction- and performance-based revenues and the increase in average assets under management.

Assets under management – Wealth Management Clients

	in / end of			% change

	2012	2011	2010	12 / 11	11 / 10

Assets under management by region (CHF billion)

Switzerland	253.6	253.7	301.9	0.0	(16.0)

EMEA	273.1	265.1	247.0	3.0	7.3

Americas	165.0	143.5	135.7	15.0	5.7

Asia Pacific	106.8	87.9	78.5	21.5	12.0

Assets under management	798.5	750.2	763.1	6.4	(1.7)

Average assets under management (CHF billion)

Average assets under management	782.5	746.5	776.2	4.8	(3.8)

Assets under management by currency (CHF billion)

USD	293.7	266.4	270.9	10.2	(1.7)

EUR	171.7	180.7	198.4	(5.0)	(8.9)

CHF	188.2	177.0	179.0	6.3	(1.1)

Other	144.9	126.1	114.8	14.9	9.8

Assets under management	798.5	750.2	763.1	6.4	(1.7)

Net new assets by region (CHF billion)

Switzerland	2.3	4.9	5.2	(53.1)	(5.8)

EMEA	(3.5)	13.8	13.5	–	2.2

Americas	10.1	8.3	9.5	21.7	(12.6)

Asia Pacific	10.1	10.4	12.4	(2.9)	(16.1)

Net new assets	19.0	37.4	40.6	(49.2)	(7.9)

Growth in assets under management (CHF billion)

Net new assets	19.0	37.4	40.6	–	–

Other effects	29.3	(50.3)	(37.2)	–	–

of which market movements	49.1	(35.9)	36.0	–	–

of which currency	(12.6)	(7.6)	(67.2)	–	–

of which other	(7.2)	(6.8)	(6.0)	–	–

Growth in assets under management	48.3	(12.9)	3.4	–	–

Growth in assets under management (%)

Net new assets	2.5	4.9	5.3	–	–

Other effects	3.9	(6.6)	(4.9)	–	–

Growth in assets under management	6.4	(1.7)	0.4	–	–

Results – Corporate & Institutional Clients

	in			% change

	2012	2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net revenues	2,126	2,065	2,032	3	2

Provision for credit losses	72	33	(52)	118	–

Total operating expenses	1,110	1,111	1,113	0	0

Income before taxes	944	921	971	2	(5)

Statement of operations metrics (%)

Cost/income ratio	52.2	53.8	54.8	–	–

Pre-tax income margin	44.4	44.6	47.8	–	–

Net revenue detail (CHF million)

Net interest income	1,207	1,185	1,190	2	0

Recurring commissions and fees	450	421	446	7	(6)

Transaction- and performance-based revenues	479	476	445	1	7

Other revenues [1]	(10)	(17)	(49)	(41)	(65)

Net revenues	2,126	2,065	2,032	3	2

1 Includes fair value losses of CHF 35 million on the Clock Finance transaction and gains of CHF 25 million related to a recovery case in 2012. Prior periods relate to fair value losses on the Clock Finance transaction.

Corporate & Institutional Clients
Net revenues
Net interest income
2012 vs 2011: Up 2% from CHF 1,185 million to CHF 1,207 million
The slight increase reflected lower deposit margins and slightly lower loan margins on higher average volumes.
2011 vs 2010: Stable at CHF 1,185 million
Stable net interest income reflected slightly higher deposit margins on higher average volumes and lower loan margins on slightly higher average volumes.
Recurring commissions and fees
2012 vs 2011: Up 7% from CHF 421 million to CHF 450 million
The increase was driven by higher banking services fees and higher investment account and services fees, primarily from custody services, partially offset by lower investment product management fees, mainly from lower fund management fees.

2011 vs 2010: Down 6% from CHF 446 million to CHF 421 million
The decline was mainly driven by lower investment account and services fees and lower banking services fees.
Transaction- and performance-based revenues
2012 vs 2011: Stable at CHF 479 million
Stable transaction- and performance-based revenues reflected higher trading and sales income and higher revenues from integrated solutions, primarily offset by lower brokerage and product issuing fees, mainly from interest rate swaps.

2011 vs 2010: Up 7% from CHF 445 million to CHF 476 million
The increase was driven by higher foreign exchange fees from client transactions, higher brokerage and product issuing fees and higher revenues from integrated solutions, partially offset by lower trading and sales income.

Results – Asset Management

	in			% change

	2012	2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net revenues	2,463	2,297	2,509	7	(8)

Provision for credit losses	0	0	0	–	–

Total operating expenses	1,653	1,703	1,943	(3)	(12)

Income/(loss) before taxes	810	594	566	36	5

Statement of operations metrics (%)

Cost/income ratio	67.1	74.1	77.4	–	–

Pre-tax income margin	32.9	25.9	22.6	–	–

Net revenue detail (CHF million)

Recurring commissions and fees	1,308	1,338	1,476	(2)	(9)

Transaction- and performance-based revenues	738	682	587	8	16

Other revenues	417	277	446	51	(38)

Net revenues	2,463	2,297	2,509	7	(8)

Net revenue detail by type (CHF million)

Asset management fees	1,308	1,338	1,476	(2)	(9)

Placement, transaction and other fees	246	276	233	(11)	18

Performance fees and carried interest	355	221	187	61	18

Equity participations income	72	122	89	(41)	37

Fee-based revenues	1,981	1,957	1,985	1	(1)

Investment-related gains/(losses)	155	305	432	(49)	(29)

Equity participations and other gains/(losses)	361	3	(105)	–	–

Other revenues [1]	(34)	32	197	–	(84)

Net revenues	2,463	2,297	2,509	7	(8)

Fee-based margin on assets under management (bp)

Fee-based margin [2]	54	52	52	–	–

1 Includes allocated funding costs. 2 Fee-based revenues divided by average assets under management.

Asset Management
Net revenues
Fee-based revenues
2012 vs 2011: Up 1% from CHF 1,957 million to CHF 1,981 million
The increase primarily reflected higher performance fees offset by lower carried interest on private equity gains and lower equity participations income. Higher performance fees were recognized from Hedging-Griffo, credit strategies, single-manager hedge funds and from the management of the 2008 Partner Asset Facility (PAF). Carried interest from realized private equity gains in 2012 was lower than a strong 2011, which included the sale of a portfolio company in the healthcare sector. Equity participations income was lower due to the sale of our ownership interest in Aberdeen and from lower revenues in single-manager hedge funds. The decrease in placement, transaction and other fees mainly reflected lower private equity placement fees. Asset management fees decreased slightly as a result of lower average assets under management in traditional products and hedge fund of funds and from the closure and restructuring of certain product lines and private equity investment sales in 2011, partially offset by higher fees from a new secondary private equity fund and from asset inflows into index products.

2011 vs 2010: Down 1% from CHF 1,985 million to CHF 1,957 million
The decrease primarily reflected a decrease in asset management fees and performance fees offset by higher carried interest on realized private equity gains, private equity placement fees and equity participations income. The decrease in asset management fees resulted from the adverse foreign exchange translation impact, the spin-off of our real estate private equity fund and our credit hedge fund in 2010, the end of our agreement to service Aberdeen assets on a transitional basis and lower fees in traditional products and hedge fund of funds.

These were partially offset by higher fees from index products, emerging markets strategies and credit strategies. Within performance fees and carried interest, we recognized higher carried interest from realized private equity gains, partially offset by lower performance fees from Hedging-Griffo, single manager hedge funds and the management of the PAF. The increase in equity participations income was mainly due to higher income in single manager hedge funds.

Investment-related gains/(losses)
2012 vs 2011: Down 49% from CHF 305 million to CHF 155 million
In 2012, the gains of CHF 155 million reflected gains in hedge fund investments and gains in private equity investments mainly in the energy, healthcare and transportation sectors, partially offset by losses in private equity investments in the technology sector, and losses of CHF 82 million in connection with the planned sale of certain private equity investments. In 2011, the gains of CHF 305 million reflected gains in private equity investments mainly in the healthcare, industrial, commodities and transportation sectors, partially offset by losses in the technology sector.

2011 vs 2010: Down 29% from CHF 432 million to CHF 305 million
In 2011, the gains of CHF 305 million reflected gains in private equity investments mainly in the healthcare, industrial, commodities and transportation sectors, partially offset by losses in the technology sector. In 2010, the gains of CHF 432 million reflected gains in private equity investments mainly in the energy, industrial and commodities sectors, and in credit-related investments.

Equity participations and other gains/(losses)
2012 vs 2011: Up from CHF 3 million to CHF 361 million
In 2012, we recognized a gain of CHF 384 million from the sales of our remaining 19.8% ownership interest in Aberdeen and a gain of CHF 45 million from the sale of Wincasa, partially offset by impairment charges of CHF 61 million related to AMF and impairments of a joint venture investment. The gain in 2011 reflected the partial sale of our ownership interest in Aberdeen, reducing our interest in Aberdeen to 19.8% from 21.0%, partially offset by an impairment of the same joint venture investment.

2011 vs 2010: Up from CHF (105) million to CHF 3 million
The gain in 2011 reflected the partial sale of our ownership interest in Aberdeen partially offset by the impairment of the joint venture investment. The losses in 2010 resulted from impairments related to AMF and a reduction in our ownership interest in Aberdeen due to an issuance of shares by Aberdeen.

Assets under management – Asset Management

	in / end of				% change

	2012	2011		2010	12 / 11	11 / 10

Assets under management (CHF billion)

Hedge funds	25.1	24.9		27.3	0.8	(8.8)

Private equity	27.9	28.4		30.8	(1.8)	(7.8)

Real estate & commodities	48.6	47.1		43.4	3.2	8.5

Credit	23.8	19.0		18.3	25.3	3.8

ETF	16.1	14.6		14.6	10.3	0.0

Index strategies	64.0	51.5		54.2	24.3	(5.0)

Multi-asset class solutions	105.4	116.0		122.2	(9.1)	(5.1)

Fixed income & equities	55.2	57.4		63.4	(3.8)	(9.5)

Other	5.5	6.3		7.8	(12.7)	(19.2)

Assets under management [1]	371.6	365.2		382.0	1.8	(4.4)

Average assets under management (CHF billion)

Average assets under management	366.8	376.2		384.5	(2.5)	(2.2)

Assets under management by currency (CHF billion)

USD	96.5	93.5		100.8	3.2	(7.2)

EUR	47.4	59.0		58.7	(19.7)	0.5

CHF	199.1	190.7		201.3	4.4	(5.3)

Other	28.6	22.0		21.2	30.0	3.8

Assets under management	371.6	365.2		382.0	1.8	(4.4)

Growth in assets under management (CHF billion)

Net new assets [2]	(9.0)	5.2		20.2	–	–

Other effects	15.4	(22.0)		(11.5)	–	–

of which market movements	26.2	(10.6)		10.8	–	–

of which currency	(5.7)	(3.3)		(26.0)	–	–

of which other	(5.1)	(8.1)	[3]	3.7	–	–

Growth in assets under management	6.4	(16.8)		8.7	–	–

Growth in assets under management (%)

Net new assets	(2.5)	1.4		5.4	–	–

Other effects	4.3	(5.8)		(3.1)	–	–

Growth in assets under management	1.8	(4.4)		2.3	–	–

Principal investments (CHF billion)

Principal investments [4]	2.9	3.4		3.4	(14.7)	–

1 Excludes our portion of assets under management from our equity participation in Aberdeen. 2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee was earned. Periods prior to 3Q11 have not been restated. 4 Primarily private equity investments.

Investment Banking
For 2012, we reported income before taxes of CHF 2,002 million and net revenues of CHF 12,558 million. We delivered strong results in 2012, with revenues increasing 20% from 2011, despite challenging market conditions and subdued levels of client activity in many of our businesses. In addition, we made substantial progress in executing our refined strategy, including lowering our cost base and reducing our Basel III risk-weighted assets from USD 242 billion at the end of 2011 to USD 187 billion at the end of 2012.

Results

	in / end of			% change

	2012	2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net revenues	12,558	10,460	15,873	20	(34)

Provision for credit losses	(12)	76	(96)	–	–

Compensation and benefits	6,070	6,471	7,811	(6)	(17)

General and administrative expenses	3,551	3,388	3,369	5	1

Commission expenses	947	1,118	1,195	(15)	(6)

Total other operating expenses	4,498	4,506	4,564	–	(1)

Total operating expenses	10,568	10,977	12,375	(4)	(11)

Income/(loss) before taxes	2,002	(593)	3,594	–	–

Statement of operations metrics (%)

Cost/income ratio	84.2	104.9	78.0	–	–

Pre-tax income margin	15.9	(5.7)	22.6	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	18,729	18,882	19,586	(1)	(4)

Pre-tax return on average utilized economic capital (%) [1]	11.4	(2.6)	19.0	–	–

Number of employees (full-time equivalents)

Number of employees	19,800	20,700	20,500	(4)	1

1 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in			% change

	2012	2011	2010	12 / 11	11 / 10

Net revenue detail (CHF million)

Debt underwriting	1,617	1,404	1,960	15	(28)

Equity underwriting	552	713	894	(23)	(20)

Total underwriting	2,169	2,117	2,854	2	(26)

Advisory and other fees	1,042	856	1,089	22	(21)

Total underwriting and advisory	3,211	2,973	3,943	8	(25)

Fixed income sales and trading	5,349	3,341	6,401	60	(48)

Equity sales and trading	4,330	4,279	5,683	1	(25)

Total sales and trading	9,679	7,620	12,084	27	(37)

Other	(332)	(133)	(154)	150	(14)

Net revenues	12,558	10,460	15,873	20	(34)

Average one-day, 98% risk management Value-at-Risk (CHF million) [1]

Interest rate and credit spread	53	74	94	(28)	(21)

Foreign exchange	15	13	16	15	(19)

Commodity	3	9	15	(67)	(40)

Equity	23	23	25	0	(8)

Diversification benefit	(39)	(39)	(50)	0	(22)

Average one-day, 98% risk management Value-at-Risk	55	80	100	(31)	(20)

Basel III risk-weighted assets (billion) [2]

Risk-weighted assets (CHF)	172	228	302	(25)	(25)

Risk-weighted assets (USD)	187	242	322	(23)	(25)

1 As part of the ongoing review to improve risk management approaches and methodologies, the average one-day risk management VaR measure was revised in the second quarter of 2011. Refer to "Market risk" in III – Treasury, Risk, Balance sheet and off-balance sheet – Risk management for further information on VaR and changes in VaR methodology. 2 As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our calculations of Basel III risk-weighted assets are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. We use estimated risk-weighted assets as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

Results overview
In 2012, we reported income before taxes of CHF 2,002 million and net revenues of CHF 12,558 million, compared to a loss before taxes of CHF 593 million and net revenues of CHF 10,460 million in 2011. We delivered strong results in 2012 despite challenging market conditions and subdued levels of client activity in many of our businesses. Relative to 2011, our net revenues increased 20% on materially lower >>>Basel III >>>risk-weighted assets. In addition, we made substantial progress in reducing our cost base during the year. Our results demonstrated our strong franchise momentum and successful execution of our refined strategy to increase operating and capital efficiency.

> Refer to “Progress across key strategic pillars” in I – Information on the company – Strategy and “Investment Banking” in I – Information on the company – Our businesses for further information.
Fixed income sales and trading revenues were substantially higher compared to a weak 2011, reflecting significantly higher revenues from securitized products and global credit products in 2012, due to improved market conditions. Substantial inventory reductions in these businesses also resulted in lower revenue volatility in 2012. Revenues from emerging markets, corporate lending and foreign exchange were also higher. We incurred losses of CHF 589 million from businesses we are exiting in 2012 compared to losses of CHF 387 million in 2011.

Equity sales and trading revenues were up modestly as stronger revenues in convertibles, derivatives and prime services were partially offset by declines in cash equities due to lower industry-wide trading volumes compared to 2011.

Underwriting and advisory results were higher compared to 2011, due to strong debt underwriting revenues, particularly in leveraged finance, partially offset by lower equity underwriting revenues. Additionally, M&A fees increased as market share gains in completed M&A transactions more than offset lower industry-wide completed M&A activity.
We had net releases of provision for credit losses of CHF 12 million in 2012 compared to provision for credit losses of CHF 76 million in 2011, driven by significantly lower provisions and higher releases in 2012.

Total operating expenses were CHF 10,568 million, down 4%, primarily driven by a 6% decrease in compensation and benefits. The decrease in compensation and benefits was due to lower deferred compensation expense from prior-year awards, lower salaries and other employee benefits, reflecting lower headcount, and lower discretionary performance-related compensation expense. Total other operating expenses were flat as a decline in commission expenses was offset by a 5% increase in general and administrative expenses, primarily from higher litigation provisions compared to 2011.

Results in 2012 were impacted by the strengthening of the average rate of the US dollar against the Swiss franc, compared to 2011, which favorably impacted revenues and adversely impacted expenses. In Swiss francs, net revenues increased 20% and total operating expenses declined 4%. In US dollars, net revenues increased 15% and total operating expenses declined 9% from 2011.

For 2011, we reported a loss before taxes of CHF 593 million, compared to income before taxes of CHF 3,594 million in 2010. Net revenues were CHF 10,460 million, compared to CHF 15,873 million in 2010. Results in many of our businesses in 2011 were negatively impacted by significantly lower levels of client activity and a volatile trading environment compared to 2010. In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, we announced a refinement of our Investment Banking strategy in November 2011, including an accelerated risk-weighted asset reduction plan. In 2011, we reduced our Basel III risk-weighted assets by USD 80 billion, or 25%, to USD 242 billion.

Fixed income sales and trading revenues were significantly lower in 2011, reflecting challenging trading conditions, subdued client activity levels across most businesses and the execution of our risk reduction strategy. We incurred losses of CHF 512 million from businesses we are exiting and from the reduction of risk-weighted assets in 2011.

Our equity sales and trading results declined primarily due to lower levels of client activity in cash equities. Prime services revenues declined, reflecting the foreign exchange translation impact. In US dollars, we had record prime services results due to higher client activity and higher client balances. We also had weak results in derivatives, reflecting reduced customer flow. In 2011, we maintained our market share and leading market share rankings in cash equities and prime services.

Underwriting and advisory results were lower in 2011, reflecting a decline in industry-wide capital issuance levels and a decrease in our completed M&A market share from 2010, respectively.
We had provision for credit losses of CHF 76 million in 2011 compared to net releases of provision of CHF 96 million in 2010.
Total operating expenses were CHF 10,977 million, down 11%, reflecting a 17% decrease in compensation and benefits.
The weakening of the average rate of the US dollar against the Swiss franc in 2011 adversely impacted revenues and favorably impacted expenses. In US dollars, net revenues were 23% lower and total operating expenses were up 4% compared to 2010.

Results detail
As part of our normal planning process, we reviewed and adjusted our KPI targets.
> Refer to “Key performance indicators” in Core Results – Information and developments for further information.
The following provides a comparison of our 2012 results versus 2011 and 2011 results versus 2010.
Net revenues
Debt underwriting
2012 vs 2011: Up 15% from CHF 1,404 million to CHF 1,617 million
The increase was primarily due to higher results in leveraged finance, reflecting significantly higher industry-wide high yield issuance volumes. We also had higher investment grade revenues, driven by higher industry-wide issuance volumes that more than offset a modest decline in market share.

2011 vs 2010: Down 28% from CHF 1,960 million to CHF 1,404 million
The decrease was primarily due to weaker results in leveraged finance, reflecting reduced industry-wide high yield issuance volumes. We also had lower results in investment grade issuance, driven by slightly lower market share.

Equity underwriting
2012 vs 2011: Down 23% from CHF 713 million to CHF 552 million
The decrease was due to lower revenues from follow-on offerings as lower market share more than offset higher industry-wide issuance volumes. We also had lower revenues from initial public offerings (IPOs), reflecting lower industry-wide issuance volumes compared to 2011.

2011 vs 2010: Down 20% from CHF 894 million to CHF 713 million
The decrease was primarily driven by lower revenues from IPOs, reflecting lower industry-wide issuance volumes compared to 2010. We also had lower results from convertibles and follow-on offerings.
Advisory and other fees
2012 vs 2011: Up 22% from CHF 856 million to CHF 1,042 million
The increase reflected substantially higher M&A fees and other advisory fees, driven by higher completed M&A market share, more than offsetting lower completed M&A industry-wide activity. We also had higher private placement fees, reflecting a large Private Investment in Public Equity transaction in the energy sector in 3Q12.

2011 vs 2010: Down 21% from CHF 1,089 million to CHF 856 million
The decrease reflected lower M&A fees and other advisory fees, driven by a slight decline in completed M&A market share.
Fixed income sales and trading
2012 vs 2011: Up 60% from CHF 3,341 million to CHF 5,349 million
The increase was primarily due to significantly improved results in securitized products compared to a weak performance in 2011. The weak 2011 results reflected valuation reductions on client inventory, including >>>commercial mortgage-backed securities (CMBS) and >>>residential mortgage-backed securities (RMBS), losses on sales of client inventory as we reduced risk-weighted assets, and subdued client flow. In 2012, we had higher revenues in global credit products due to improved market conditions and increased client appetite for high-yielding products. Substantial inventory reductions in securitized products and global credit products in late 2011 and early 2012 resulted in lower revenue volatility in 2012. In addition, we had higher results in emerging markets, reflecting strong performance in Latin America. Revenues from corporate lending and foreign exchange also increased. These increases were offset by lower revenues in global rates due to subdued client activity. In addition, we incurred losses of CHF 589 million from businesses we are exiting in 2012 compared to losses of CHF 387 million in 2011. At the end of 2012, fixed income >>>Basel III >>>risk-weighted assets totaled USD 122 billion, a reduction of USD 54 billion, or 31% from a year ago, while revenues increased significantly.

2011 vs 2010: Down 48% from CHF 6,401 million to CHF 3,341 million
The decrease was primarily due to significantly weaker results in securitized products, reflecting valuation reductions on client inventory, including CMBS and RMBS, losses on sales of client inventory as we reduced risk-weighted assets, and subdued client flow. We also had weaker results in our credit business, including leveraged finance and investment grade trading, primarily reflecting mark-to-market losses on client inventory. Revenues were lower across all other fixed income businesses as well, including global rates, foreign exchange, emerging markets, corporate lending, and commodities, reflecting difficult trading conditions. In addition, we incurred losses of CHF 512 million from businesses we are exiting and from the reduction of risk-weighted assets. At the end of 2011, fixed income Basel III risk-weighted assets totaled USD 176 billion, a reduction of USD 93 billion, or 35% from 2010.

Equity sales and trading
2012 vs 2011: Up 1% from CHF 4,279 million to CHF 4,330 million
The increase was due to significantly higher revenues in convertibles driven by improved market conditions. We also had improved derivatives results compared to weak performance in 2011. We had resilient results in prime services with increased market share ranking and higher client balances that more than offset lower hedge fund activity and leverage levels. These revenue increases were offset by lower results in cash equities due to muted client activity and lower trading volumes compared to 2011.

2011 vs 2010: Down 25% from CHF 5,683 million to CHF 4,279 million
The decrease was due to lower cash equities results, driven by reduced client trading activity. Prime services revenues declined, reflecting the foreign exchange translation impact. In US dollars, we had record prime services results due to higher client activity and higher client balances. We also had weak results in derivatives, reflecting reduced customer flow. In 2011, we maintained our market share and leading market share rankings in cash equities and prime services.

Provision for credit losses
2012 vs 2011: From CHF 76 million to CHF (12) million
The change reflected significantly higher provisions in 2011 from a guarantee provided to a third-party bank, and higher releases in 2012.
2011 vs 2010: From CHF (96) million to CHF 76 million
The change reflected higher provisions, mainly against a guarantee provided in a prior year to a third-party bank, and lower releases and recoveries.
Operating expenses
Compensation and benefits
2012 vs 2011: Down 6% from CHF 6,471 million to CHF 6,070 million
The decrease was primarily driven by lower deferred compensation expense from prior-year awards, lower salaries and other employee benefits, reflecting lower headcount, and lower discretionary performance-related compensation expense.

2011 vs 2010: Down 17% from CHF 7,811 million to CHF 6,471 million
The decrease was primarily driven by lower deferred compensation expense from prior-year awards, lower discretionary performance-related compensation expense, reflecting the lower results, and lower salary expense.

General and administrative expenses
2012 vs 2011: Up 5% from CHF 3,388 million to CHF 3,551 million
The increase reflected the foreign exchange translation impact. In US dollars, expenses decreased 1%, reflecting lower professional service fees and other expenses, primarily offset by higher litigation provisions incurred during the year.

2011 vs 2010: Stable from CHF 3,369 million to CHF 3,388 million
General and administrative expenses reflected the foreign exchange translation impact. In US dollars, expenses increased 18%. The increase reflected an accrual for the UK bank levy of CHF 115 million, increases in IT investments, higher litigation provisions and an increase in risk management costs.

Corporate Center
In 2012, we recorded a loss from continuing operations before taxes of CHF 3,898 million, primarily reflecting fair value losses from movements in own credit spreads and severance and other compensation expenses relating to the Group-wide cost efficiency initiatives, partly offset by gains from the sale of real estate.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Beginning in the first quarter 2012, we fully reflect the fair value impact from movements in credit spreads on our long-term vanilla debt and >>>DVA on certain structured notes liabilities in the Corporate Center and discontinued the amortization in the segments of the past fair value gains on long-term vanilla debt. Prior periods have been reclassified to conform to the current presentation.

> Refer to “Impact from movements in own credit spreads” in Core Results for further information.
The following provides a comparison of our 2012 results versus 2011 and 2011 results versus 2010.
Income/(loss) from continuing operations before taxes
2012 vs 2011: From CHF 381 million to CHF (3,898) million
The decrease from a gain to a loss primarily reflected fair value losses on our long-term vanilla debt of CHF 1,663 million, DVA losses on certain structured notes liabilities of CHF 958 million and fair value losses on stand-alone derivatives of CHF 318 million, resulting in overall losses on such items of CHF 2,939 million. The fair value losses reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. In 2011, results included fair value gains from movements in own credit spreads of CHF 1,616 million. The 2012 losses also included business realignment costs of CHF 680 million, consisting primarily of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives, additional litigation provisions of CHF 227 million from the settlement of NCFE-related litigation and gains from the sale of real estate of CHF 533 million.

2011 vs 2010: From CHF (936) million to CHF 381 million
The increased income primarily reflected fair value gains on our long-term vanilla debt of CHF 1,210 million, DVA gains on certain structured notes liabilities of CHF 697 million and fair value losses on stand-alone derivatives of CHF 291 million, resulting in overall gains on such items of CHF 1,616 million. The fair value gains reflected the widening of credit spreads across all currencies, including senior and subordinated debt. In 2010, results included fair value gains from movements in own credit spreads of CHF 269 million. The 2011 result also included CHF 847 million of costs consisting primarily of severance and other compensation expenses relating to the accelerated Group-wide cost efficiency initiatives.

Results

	in			% change

	2012	2011	2010	12 / 11	11 / 10

Statements of operations (CHF million)

Net revenues	(2,493)	1,522	172	–	–

Provision for credit losses	0	0	0	–	–

Compensation and benefits	863	951	710	(9)	34

General and administrative expenses	518	144	323	260	(55)

Commission expenses	24	46	75	(48)	(39)

Total other operating expenses	542	190	398	185	(52)

Total operating expenses	1,405	1,141	1,108	23	3

Income/(loss) from continuing operations before taxes	(3,898)	381	(936)	–	–

Assets under management
As of December 31, 2012, assets under management were CHF 1,250.8 billion, up 5.5% compared to December 31, 2011, primarily reflecting positive market movements and net new assets of CHF 10.8 billion, partly offset by adverse foreign exchange-related movements.

Assets under management
Assets under management reflect the changes in reporting as discussed in “Core Results – Information and developments – Format of presentation and changes in reporting”.
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients are reported in each applicable business and eliminated at the divisional level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.

In 2012, assets under management of CHF 1250.8 billion, increased by CHF 65.6 billion, or 5.5%, compared to 2011, reflecting positive market movements and net new assets, partly offset by adverse foreign exchange-related movements. In Wealth Management Clients, assets under management of CHF 798.5 billion increased 6.4% compared to the end of 2011, as positive market movements and net new assets of CHF 19.0 billion were partially offset by adverse foreign exchange-related movements. In Asset Management, assets under management were CHF 371.6 billion, an increase of CHF 6.4 billion, or 1.8%, compared to the end of 2011, reflecting positive market performance, partially offset by net asset outflows of CHF 9.0 billion and negative foreign exchange-related movements.

Assets under management and client assets

	end of			% change

	2012	2011	2010	12 / 11	11 / 10

Assets under management (CHF billion)

Wealth Management Clients	798.5	750.2	763.1	6.4	(1.7)

Corporate & Institutional Clients	223.8	203.0	195.9	10.2	3.6

Asset Management [1]	371.6	365.2	382.0	1.8	(4.4)

Assets managed across businesses [2]	(143.1)	(133.2)	(135.7)	7.4	(1.8)

Assets under management	1,250.8	1,185.2	1,205.3	5.5	(1.7)

of which discretionary assets	407.6	390.2	408.0	4.5	(4.4)

of which advisory assets	843.2	795.0	797.3	6.1	(0.3)

Assets under management	1,250.8	1,185.2	1,205.3	5.5	(1.7)

Client assets (CHF billion)

Wealth Management Clients	913.8	854.2	868.6	7.0	(1.7)

Corporate & Institutional Clients	323.1	305.2	300.1	5.9	1.7

Asset Management [1]	371.6	365.2	382.0	1.8	(4.4)

Assets managed across businesses [2]	(143.1)	(133.2)	(135.7)	7.4	(1.8)

Client assets	1,465.4	1,391.4	1,415.0	5.3	(1.7)

1 Excludes our portion of assets under management from our former investment in Aberdeen. 2 Assets managed by Asset Management for Wealth Management Clients and
Corporate & Institutional Clients.

Growth in assets under management

in	2012	2011		2010

Growth in assets under management (CHF billion)

Net new assets	10.8	46.6		62.4

of which Wealth Management Clients	19.0	37.4		40.6

of which Corporate & Institutional Clients	1.5	5.3		8.0

of which Asset Management [1]	(9.0)	5.2		20.2

of which assets managed across businesses [2]	(0.7)	(1.3)		(6.4)

Other effects	54.8	(66.7)		(41.9)

of which Wealth Management Clients	29.3	(50.3)		(37.2)

of which Corporate & Institutional Clients	19.3	1.8		5.3

of which Asset Management	15.4	(22.0)	[3]	(11.5)

of which assets managed across businesses [2]	(9.2)	3.8		1.5

Total growth in assets under management	65.6	(20.1)		20.5

of which Wealth Management Clients	48.3	(12.9)		3.4

of which Corporate & Institutional Clients	20.8	7.1		13.3

of which Asset Management [1]	6.4	(16.8)		8.7

of which assets managed across businesses [2]	(9.9)	2.5		(4.9)

Growth in assets under management (%)

Net new assets	0.9	3.9		5.3

of which Wealth Management Clients	2.5	4.9		5.3

of which Corporate & Institutional Clients	0.7	2.7		4.4

of which Asset Management [1]	(2.5)	1.4		5.4

of which assets managed across businesses [2]	0.5	1.0		4.9

Other effects	4.6	(5.6)		(3.6)

of which Wealth Management Clients	3.9	(6.6)		(4.9)

of which Corporate & Institutional Clients	9.5	0.9		2.9

of which Asset Management	4.3	(5.8)		(3.1)

of which assets managed across businesses [2]	6.9	(2.8)		(1.2)

Total growth in assets under management	5.5	(1.7)		1.7

of which Wealth Management Clients	6.4	(1.7)		0.4

of which Corporate & Institutional Clients	10.2	3.6		7.3

of which Asset Management [1]	1.8	(4.4)		2.3

of which assets managed across businesses [2]	7.4	(1.8)		3.7

1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned. 2 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients. 3 Includes an adjustment to present private equity assets under management at cost for invested assets and unfunded commitments only where a fee was earned. Periods prior to 3Q11 have not been restated.

> Refer to “Private Banking & Wealth Management” and “Note 36 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information on assets under management.

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
Wealth Management Clients contributed net new assets of CHF 19.0 billion, with inflows particularly from emerging markets and from the >>>UHNWI client segment, partially offset by outflows in Western Europe and outflows relating to the integration of Clariden Leu. Corporate & Institutional Clients reported net new assets of CHF 1.5 billion. Asset Management recorded net asset outflows of CHF 9.0 billion, primarily from multi-asset class solutions which included redemptions of CHF 14.7 billion from a single fixed income mandate, partially offset by inflows in index strategies and credit products.

Critical accounting estimates
In order to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the US (US GAAP), management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are prudent, reasonable and consistently applied.

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

We have availed ourselves of the simplification in accounting offered under the fair value option guidance in Accounting Standards Codification (ASC) Topic 825 – Financial Instruments, primarily in Investment Banking and in Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our financial accounting to our risk management reporting.

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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 32 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information on VIEs.

Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence or non-occurrence of future events.
Litigation contingencies
We are involved in a variety of judicial, regulatory and arbitration matters in connection with the conduct of our businesses. It is inherently difficult to predict the outcome of many of these matters, particularly those cases in which the matters are brought on behalf of various classes of claimants, seek damages of unspecified or indeterminate amounts or involve novel legal claims. In presenting our consolidated financial statements, management makes estimates regarding the outcome of judicial, regulatory and arbitration matters and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Charges, other than those taken for costs of defense, are not established for matters when losses cannot be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, our defenses and experience in similar matters, as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

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

Significant judgment is exercised in the evaluation of these factors. For example, estimating the amount of potential loss requires an assessment of the period of the underlying data. Data that does not capture a complete credit cycle may compromise the accuracy of loss estimates. Determining which external data relating to default probabilities should be used and when it should be used also requires judgment. The use of market indices and ratings that do not sufficiently correlate to our specific exposure characteristics could also affect the accuracy of loss estimates. Evaluating the impact of uncer-

tainties regarding macroeconomic and political conditions, currency devaluations on cross-border exposures, changes in underwriting criteria, unexpected correlations among exposures and other factors all require significant judgment. Changes in our estimates of probable loan losses inherent in the portfolio could have an impact on the provision and result in a change in the allowance.

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

For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In Private Banking & Wealth Management, Wealth Management Clients, Corporate & Institutional Clients and Asset Management are considered to be reporting units. Investment Banking is considered to be one reporting unit.

With the adoption of Accounting Standards Update 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), on January 1, 2012 a qualitative assessment is permitted to evaluate whether a reporting unit’s >>>fair value is less than its carrying value. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is higher than its carrying value, no quantitative goodwill impairment test is required. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is lower than its carrying value, the first step of the quantitative goodwill impairment test must be performed, by calculating the fair value of the reporting unit and comparing that amount to its carrying value. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. If the carrying value exceeds the fair value, the second step of the quantitative goodwill impairment test, measuring the amount of an impairment loss, if any, has to be performed.

The qualitative assessment is intended to be a simplification of the annual impairment test and can be bypassed for any reporting unit and any period to proceed directly to performing the first step of the quantitative goodwill impairment test. When bypassing the qualitative assessment in any period as per the current practice of the Group, the preparation of a qualitative assessment can be resumed in any subsequent period.

Circumstances that could trigger an initial qualitative assessment or the first step of the goodwill impairment test include, but are not limited to: (i) macroeconomic conditions such as a deterioration in general economic conditions or other developments in equity and credit markets; (ii) industry and market considerations such as a deterioration in the environment in which the entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), and regulatory or political developments; (iii) other relevant entity-specific events such as changes in management, key personnel or strategy; (iv) a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit; (v) results of testing for recoverability of a significant asset group within a reporting unit; (vi) recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit; and (vii) a sustained decrease in share price (considered in both absolute terms and relative to peers).

The carrying value of each reporting unit for purposes of the goodwill impairment test is determined on the basis of the reporting units’ allocated economic capital, a consistent and comprehensive tool for risk management, capital management and performance measurement. Any residual equity, after considering the total economic capital, is allocated to the reporting units on a pro-rata basis. As of December 31, 2012, such residual equity was equal to CHF 5,302 million.

Projected economic capital allocations to each reporting unit are integrated within our three-year financial planning process and are approved by the Board on an annual basis. The carrying values of the reporting units are also presented to the Audit Committee on an annual basis.

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

An estimated balance sheet for each reporting unit is prepared on a quarterly basis. If the second step of the goodwill impairment test is required, the implied fair value of the relevant reporting unit’s goodwill is compared with the carrying value of that goodwill. If the carrying value exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess. The loss recognized as a goodwill impairment cannot exceed the carrying value of that goodwill. The implied fair value of goodwill is calculated in the same manner as the amount of goodwill recognized in a business combination and, as such, the current fair value of a reporting unit is assigned to all of the assets and liabilities of that unit (including any unrecognized intangible assets, but excluding goodwill) as if the reporting unit had been acquired in a business combination. An independent valuation expert would likely be engaged to assist in the valuation of the reporting unit’s unrecognized intangible assets.

Based on our goodwill impairment analysis performed as of December 31, 2012, we concluded that the estimated fair value for the three reporting units in Private Banking & Wealth Management substantially exceeded the related carrying value and no impairment was necessary as of December 31, 2012.

There was also no impairment necessary for our Investment Banking reporting unit as the estimated fair value exceeded its carrying value by 10%. The goodwill allocated to this reporting unit has become more exposed to a future impairment as the valuation of the reporting unit is highly correlated with economic and financial market conditions, client trading and investing activity and the regulatory environment in which it operates. We engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2012 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.

The results of the impairment evaluation of the Investment Banking reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from our best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, we could potentially incur material impairment charges in the future with respect to the CHF 5,980 million of goodwill recorded in Investment Banking.

> Refer to “Note 20 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information on goodwill.

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

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying values of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.

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

As part of its normal practice, management has conducted a detailed evaluation of its expected future results. This evaluation has taken into account the Group’s commitment to the integrated banking model and the importance of the Investment Banking segment within the integrated bank, as well as the changes announced in 2012 and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant deferred tax assets, such as the US, the UK and Switzerland. Management then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses, UK tax law allows for an unlimited carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.

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
The projected benefit obligation (PBO) of our total defined benefit pension plans as of December 31, 2012 included an amount related to our assumption for future salary increases of CHF 534 million, compared to CHF 568 million as of December 31, 2011. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the >>>fair value of plan assets and the ABO was an overfunding of CHF 698 million for 2012, compared to an overfunding of CHF 139 million for 2011.

We are required to estimate the expected long-term rate of return on plan assets, which is then used to compute pension cost recorded in the consolidated statements of operations. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix. In calculating pension expense and in determining the expected long-term rate of return, we use the market-related value of assets. The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date.

The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs in 2012 and 2011 was 4.3% and 4.8%, respectively, for the Swiss plans and 6.4% and 7.3%, respectively, for the international plans. In 2012, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plans would have decreased/increased CHF 145 million and net pension expense for the international plans would have decreased/increased CHF 25 million.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows from benefit payments. The discount rate used for Swiss plans decreased 0.6 percentage point from 2.8% as of December 31, 2011, to 2.2% as of December 31, 2012, mainly due to a decrease in Swiss bond market rates. The average discount rate used for international plans decreased 0.3 percentage point from 4.8% as of December 31, 2011, to 4.5% as of December 31, 2012, mainly due to a decrease in bond market rates in the EU, the UK and the US. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2012, a one percentage point decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,796 million and an increase in pension expense of CHF 134 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,581 million and a decrease in the pension expense of CHF 127 million. A one percentage point decline in the discount rate for the international plans as of December 31, 2012 would have resulted in an increase in the PBO of CHF 578 million and an increase in pension expense of CHF 53 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 468 million and a decrease in the pension expense of CHF 46 million.

Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2012, was approximately nine years for the Swiss plans and four to 26 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2012, 2011 and 2010 was CHF 165 million, CHF 152 million and CHF 140 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2013, which is assessed at the beginning of the year, is expected to be CHF 175 million, net of tax. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2013.

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

In 2012, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic pension costs would have been 4.3%. In 2012, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic pension cost for the international single-employer defined benefit pension plans was 6.4%.

The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2012, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic pension cost would have been 2.2% and 2.8%, respectively. For the year ended December 31, 2012, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic pension costs for the international single-employer defined benefit pension plans were 4.5% and 4.8%, respectively. A one percentage point decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 578 million and an increase in pension expense of CHF 53 million, and a one percentage point increase in the discount rate would have resulted in a decrease in PBO of CHF 468 million and a decrease in pension expense by CHF 46 million.

The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2012, 2011 and 2010 was CHF 73 million, CHF 51 million and CHF 37 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2013, which is assessed at the beginning of the year, is expected to be CHF 47 million, net of tax.

Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations

Liquidity and funding management
During 2012, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Our liquidity and funding strategy is approved by the Capital Allocation and Risk Management Committee (CARMC) and overseen by the Board of Directors. The implementation and execution of the funding and liquidity strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance and set parameters for the balance sheet usage of our businesses. The Board of Directors is responsible for defining our overall tolerance for risk in the form of a risk appetite statement.

Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent change in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the >>>Swiss Financial Market Supervisory Authority (FINMA), other regulators and rating agencies.

Regulatory framework
In April 2010 and March 2011, we implemented revised liquidity principles agreed with >>>FINMA, following its consultation with the Swiss National Bank (SNB), to ensure that the Group and the Bank have adequate holdings on a consolidated basis of liquid, unencumbered, high-quality securities available in a crisis situation for designated periods of time.

In December 2010, the >>>Basel Committee on Banking Supervision (BCBS) issued the >>>Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a >>>liquidity coverage ratio (LCR) and a >>>net stable funding ratio (NSFR). The BCBS has stated that it will continue to review the effect of these liquidity standards on financial markets, credit extension and economic growth to address unintended consequences.

The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, following an observation period which began in 2011, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of the stock of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.

The NSFR, which is expected to be introduced on January 1, 2018 following an observation period which began in 2012, establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and should always be at least 100%.

In November 2012, the Swiss Federal Council adopted a liquidity ordinance that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making in Switzerland. Both quantitative and qualitative requirements generally are consistent with our existing agreement with FINMA on liquidity principles.

Our revised liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Basel framework” in I – Information on the company – Regulation and supervision – Recent regulatory developments and proposals for further information.

Liquidity risk management framework
Our approach to liquidity risk management
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, well in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time in excess of our minimum target.

Although the >>>NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the >>>BCBS and >>>FINMA, we began using the NSFR in 2012 as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. Pursuant to our plans announced in October 2012 to reduce our balance sheet by the end of 2013 to below CHF 900 billion on a foreign exchange neutral basis compared to the end of the third quarter of 2012, we further strengthened our long-term funding profile to accelerate the increase of our NSFR. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 2012. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions.

In parallel with the NSFR, we continue to use our internal liquidity barometer to manage liquidity to internal targets and as a basis to model both Credit Suisse-specific and systemic market stress scenarios and their impact on funding and liquidity. Our internal barometer framework supports the management of our funding structure. It allows us to manage the time horizon over which the adjusted market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments. This barometer framework allows us to manage liquidity to a desired profile under stress in order to be able to continue to pursue activities for an extended period of time (also known as a liquidity horizon) without changing business plans during times of Credit Suisse-specific or market-specific stress. Under this framework, we also have short-term targets based on additional stress scenarios to ensure uninterrupted liquidity for short time frames.

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
– Restricted availability of foreign currency swap markets; and
– Other scenarios as deemed necessary from time to time.
Governance
Funding, liquidity, capital and our foreign exchange exposures in the banking book are managed centrally by Treasury. Oversight of these activities is provided by the CARMC, a committee that includes the chief executive officers (CEOs) of the Group and the divisions, the Chief Financial Officer, the Chief Risk Officer (CRO) and the Treasurer.

It is CARMC’s responsibility to review the capital position, balance sheet development, current and prospective funding, interest rate risk and foreign exchange exposure and to define and monitor adherence to internal risk limits. CARMC regularly reviews the methodology and assumptions of our liquidity risk management framework and determines the liquidity horizon to be maintained.

All liquidity stress tests are coordinated and overseen by the CRO to ensure a consistent and coordinated approach across all risk disciplines.

Contingency planning
In the event of a liquidity crisis, our liquidity contingency plan provides for specific actions to be taken depending on the nature of the crisis. Our Treasurer activates the contingency plan upon receipt of various reports that contain trigger levels. Pre-defined further escalation ensures the involvement of senior management and CARMC, the delivery of information to regulators and the meeting of the funding execution committee, which establishes a specific action plan and coordinates business and funding activities. In all cases, the plan’s priorities are to strengthen liquidity (immediate), reduce funding needs (medium term) and assess recovery options (longer term).

Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of cash, high grade bonds, major market equity securities and other liquid securities, which serves as a liquidity pool. A portion of the liquidity pool is generated through >>>reverse repurchase agreements with top-rated counterparties. Most of these liquid assets qualify as eligible assets under the BCBS liquidity standards. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash at central banks and short-term reverse repurchase agreements relating to highly rated government bonds. The bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the US Federal Reserve (Fed), the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. These securities may also serve to meet liquidity requirements for our local businesses.

All securities, including those obtained from reverse repurchase agreements, are subject to a stress level >>>haircut that we apply for stress scenarios to reflect the risk that emergency funding may not be available at market value.

We centrally manage the liquidity pool and hold it at our main operating entities. Holding securities in these entities ensures that we can make liquidity and funding available to local entities in need without delay.

As of December 31, 2012, our liquidity pool based on our internal model was CHF 127 billion, net of the stress level haircut. The liquidity pool consisted of CHF 47 billion of cash held by major central banks, primarily the SNB, the Fed and the ECB, CHF 57 billion of securities issued by governments and government agencies, primarily of the US, Germany, France and the UK, and CHF 23 billion of other highly liquid assets including equity securities that form part of major indices.

Funding sources and uses
We primarily fund our balance sheet through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency and geography and whether they are secured or unsecured. A substantial portion of our balance sheet is >>>match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent. Cash and due from banks and >>>reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.

These assets include our liquidity pool, which amounted to CHF 127 billion as of the end of 2012 that can be monetized in a time frame consistent with our short-term stress assumptions. As a consequence of our strategy to reduce our balance sheet, we reduced our short-term liabilities by 27% to CHF 112 billion as of the end of 2012 compared to the end of 2011. This allowed us to reduce an equivalent amount of liquid assets and decrease our liquidity pool by 28% compared to the end of 2011, without a material impact on our liquidity risk.

Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 20% as of the end of 2012, down from 22% as of the end of 2011, reflecting a higher increase in loans than the increase in core customer deposits. We fund other illiquid assets, including real estate, private equity and other long-term investments and a >>>haircut for the illiquid portion of securities, with long-term debt and equity, where we try to maintain a substantial funding buffer.

Our core customer deposits totaled CHF 285 billion as of the end of 2012, an increase of 3% compared to CHF 278 billion as of the end of 2011, as a result of a growth in the customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions.

Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market conditions.

Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the >>>London Interbank Offered Rate, that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Our average funding cost, which is allocated to the divisions, remained largely unchanged compared to the end of 2011.

We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including the absolute level of the indices on which our funding is based.

We diversify our funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets. We generally hedge structured notes with positions in the underlying assets or >>>derivatives. Our liquidity planning includes settlement of structured notes. We had CHF 36.6 billion of structured notes outstanding as of the end of 2012 compared to CHF 35.7 billion as of the end of 2011.

We also use collateralized financings, including >>>repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of bal-

ance sheet and >>>risk-weighted asset (RWA) limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk-free and are generally related to client activity.

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

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss parliament to centralize the issuance of covered bonds, or from our own international covered bond program.

In 2012, we issued CHF 1.4 billion of domestic covered bonds, CHF 3.3 billion of international covered bonds and CHF 0.4 billion of senior debt, while CHF 1.1 billion of domestic covered bonds and CHF 10.8 billion of senior debt matured or were redeemed. In connection with our tender offer in July 2012, we repurchased CHF 1.7 billion of senior debt. As of December 31, 2012, we had CHF 15.2 billion of domestic and international covered bonds outstanding.

As of December 31, 2012, the weighted average maturity of long-term debt was 6.1 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.
Short-term borrowings decreased 29% to CHF 18.6 billion as of the end of 2012. The percentage of unsecured funding from long-term debt, excluding non-recourse debt associated with the consolidation of VIEs was 25% as of the end of 2012, a decrease from 26% as of the end of 2011.

> Refer to “Capital issuances and redemptions” in Capital management for further information on capital issuances, including buffer capital notes and our tender offers.
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

For the year ended December 31, 2012, net cash used in operating activities of continuing operations was CHF 12.7 billion, primarily reflecting a decrease in trading assets and liabilities, a decrease in other liabilities, an increase in other assets and the 2012 income from continuing operations. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.

Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2012, net cash of CHF 43.0 billion was provided by investing activities from continuing operations, primarily due to a decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions and an increase in loans.

Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2012, net cash used in financing activities of continuing operations was CHF 77.9 billion, mainly reflecting repayments of long-term debt and a decrease in central bank funds purchased, securities sold under >>>repurchase agreements and securities lending transactions, partly offset by the issuances of long-term debt.

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

A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.7 billion, CHF 2.4 billion and CHF 3.5 billion, respectively, as of December 31, 2012, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. The Moody’s ratings downgrade announced in June 2012 had an impact of less than CHF 100 million on our collateral requirement.

As of the end of 2012, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Investor information” in the Appendix for further information on Group and Bank credit ratings.

Capital management
Our capital position remained strong with a BIS tier 1 ratio under Basel II.5 of 19.4% as of the end of 2012 reflecting a 7% decrease in risk-weighted assets and an increase of CHF 6.7 billion in tier 1 capital.

Capital strategy and framework
Credit Suisse considers a strong and efficient capital position to be a priority. Through our capital strategy, we continue to strengthen our capital position and optimize the use of >>>RWA, particularly in light of emerging regulatory capital requirements.

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

Our capital management framework relies on economic capital, which is a comprehensive tool that is also used for risk management and performance measurement. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given our target financial strength as reflected in our long-term credit rating.

> Refer to “Economic capital and position risk” in Risk Management for further information on economic capital.
The improvement of our regulatory capital position over the last few years has left us well positioned to meet the stricter capital requirements under the >>>Basel III framework and the Swiss >>>”Too Big to Fail” legislation. In July 2012, we announced a number of measures to accelerate the strengthening of our capital position in light of the current regulatory and market environment.

> Refer to “July 2012 capital measures” below for a detailed description of our capital measures announced in July 2012.
Regulatory capital framework
Overview
There continue to be substantial changes to the regulatory environment under which Credit Suisse operates, bringing ever more conservative standards of measurement and increases in mandatory capital ratios.

Since 2008, we operated under the international capital adequacy standards known as >>>Basel II set forth by the >>>BCBS as implemented by >>>FINMA, with some additional requirements for large Swiss banks known as “Swiss Finish”. Basel II provides the framework for measuring capital adequacy and the minimum standards to be applied by local regulators, affecting the measurement of both >>>RWA and total eligible capital. Beginning in January 2011, as required by FINMA, Credit Suisse implemented BCBS’s “Revisions to the Basel II market risk framework” (>>>Basel II.5) for FINMA regulatory capital purposes, with some additional requirements for large Swiss banks known as “Swiss Finish”, which was applicable until December 31, 2012.

The Basel framework is based on three pillars, which are viewed as mutually reinforcing:
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

The Basel framework describes a range of options for determining capital requirements in order to provide banks and supervisors the ability to select approaches that are most appropriate for their operations and their financial market infrastructure. In general, Credit Suisse has adopted the most advanced approaches, which align with the way that risk is internally managed and provide the greatest risk sensitivity.

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
Under the Basel framework, operational risk is included in RWA and we received approval from FINMA to use the >>>advanced measurement approach (AMA). Under the AMA for measuring operational risk, we identified key scenarios that describe our major operational risks using an event model.

Effective January 1, 2013, the Basel II.5 framework under which we operated in 2012 was replaced by the >>>Basel III framework. In 2010, the BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards.

As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the final implementation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our ratio calculations below use estimated RWA as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.

> Refer to “New capital framework in 2013” and “Regulation and supervision” in I – Information on the company for further information on the Basel III framework and the Swiss “Too Big to Fail” legislation.

Risk measurement models
Within the Basel II.5 framework for FINMA regulatory capital purposes, we implemented new risk measurement models, including an >>>incremental risk charge and >>>stressed Value-at-Risk (VaR). The incremental risk charge is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the >>>VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

FINMA, in line with Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every >>>regulatory VaR >>>backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 2012, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.

With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.

> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.
Capital structure
Total eligible capital as defined under Basel II.5 as implemented by FINMA is outlined in the following table and text.

## Capital structure – Basel II.5 "Swiss Finish"

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

Capital issuances and redemptions
In February 2011, we entered into definitive agreements with entities affiliated with Qatar Investment Authority (QIA) and The Olayan Group (the Investors) to issue tier 1 buffer capital notes (Tier 1 BCN). Under the agreements, the Investors agreed to purchase USD 3.45 billion Tier 1 BCN and CHF 2.5 billion Tier 1 BCN in exchange for their holdings of USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes issued in 2008 (Tier 1 Capital Notes) or, in the event that the Tier 1 Capital Notes have been redeemed in full, for cash. The purchase or exchange was originally expected to occur by October 23, 2013, the first call date of the Tier 1 Capital Notes. As part of the July 2012 capital measures, we entered into an agreement to accelerate the exchange of USD 1.725 billion of the Tier 1 Capital Notes for Tier 1 BCN. The remainder of the Tier 1 Capital Notes is expected to be purchased or exchanged in October 2013.

In March 2012, pursuant to a tender offer, we repurchased for CHF 4.7 billion outstanding hybrid tier 1 instruments and tier 2 instruments, which will no longer qualify for regulatory capital treatment under the >>>Basel III framework. In July 2012, in connection with a second tender offer and additional repurchase transactions, we repurchased tier 1 securities of CHF 0.5 billion and tier 2 securities of CHF 2.2 billion.

In March 2012, we completed an issuance of CHF 750 million 7.125% tier 2 buffer capital notes (Tier 2 BCN) due in 2022. The Tier 2 BCN were convertible into ordinary Group shares if, prior to Basel III, our core tier 1 ratio fell below 7% or under Basel III will be converted into ordinary Group shares if our CET1 ratio falls below 7%. The Tier 2 BCN may be redeemed by the issuer in March 2017.

As part of the July 2012 capital measures, we issued CHF 3.8 billion of mandatory and contingent convertible securities (MACCS) that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events), with settlement and delivery of shares in early April 2013.

In January 2013, we redeemed perpetual bonds of EUR 77 million of lower tier 2 notes with a maturity date of January 23, 2018. In February 2013, we announced the redemption of our outstanding USD 1.525 billion 7.9% Tier 1 Capital Notes on March 28, 2013.

> Refer to “July 2012 capital measures” for further information.
> Refer to “Related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance – Banking relationships with members of the Board and Executive Board and related party transactions for further information on Tier 1 BCN and MACCS.

Capital metrics under Basel II.5
Regulatory capital – Group
Our tier 1 ratio was 19.4% as of the end of 2012, compared to 15.2% as of the end of 2011, reflecting higher tier 1 capital and lower >>>RWA. Our core tier 1 ratio was 15.5% as of the end of 2012, compared to 10.7% as of the end of 2011, reflecting higher core tier 1 capital and lower RWA. Our total capital ratio was 22.3% as of the end of 2012 compared to 20.1% as of the end of 2011.

Tier 1 capital was CHF 43.5 billion as of the end of 2012 compared to CHF 36.8 billion as of the end of 2011. The increase was primarily driven by net income (excluding the impact of >>>fair value gains/(losses) on Credit Suisse debt, net of tax), the issuance of MACCS and the effect of share-based compensation including the Adjustable Performance Plan awards conversion. These increases were partially offset by the buyback of hybrid tier 1 instruments in connection with two debt tender offers in combination with certain other repurchase transactions and an adverse foreign exchange translation impact.

Tier 2 capital was CHF 6.4 billion as of the end of 2012 compared to CHF 11.8 billion as of the end of 2011. The decrease was primarily driven by the buyback of tier 2 capital instruments in connection with the tender offers and an adverse foreign exchange translation impact, partially offset by the issuance of Tier 2 BCN in March 2012. Total eligible capital as of the end of 2012 was CHF 49.9 billion compared to CHF 48.7 billion as of the end of 2011.

RWA decreased CHF 17.5 billion to CHF 224.3 billion as of the end of 2012, reflecting a material decrease in credit risk and market risk, together with a beneficial impact from foreign exchange translation and a decrease in non-counterparty risk, partially offset by an increase in operational risk.

Excluding the foreign exchange translation impact, credit risk in Investment Banking decreased due to reductions in counterparty-related derivative risk resulting from the 2011 Partner Asset Facility transaction, other reductions in derivative and lending exposures and parameter updates primarily related to LGD. Within Private Banking & Wealth Management, credit risk decreased resulting from enhancements to the processing of LGD data, a net decrease in fund investments and parameter updates on residential mortgages, partially offset by increased credit exposures.

Market risk decreased over the period driven by a number of factors including lower exposures across Investment Banking that reduced >>>incremental risk charges, VaR and stressed VaR. There were reductions in the incremental risk charge resulting from incorporating sovereign risk that was previously a fixed regulatory add on into the risk model. Increases resulting from the inclusion of risks not covered by our VaR model were partially offset by a corresponding reduction in the regulatory multipliers. In addition, there were minor decreases following our implementation of a Comprehensive Risk Measure framework covering the credit correlation products within our trading book portfolio.

The decrease in non-counterparty risk was driven by real estate sales.
Operational risk increased to reflect anticipated changes to our model. The increase has been agreed with >>>FINMA for capital purposes and represents a 20% regulatory uplift on operational risk RWA. In addition, there were marginal increases in operational risk due to minor updates to loss parameters and maturity haircuts applied to insurance policies.

> Refer to the table “BIS statistics – Basel II.5” for further information regarding market risk and the VaR methodology.
> Refer to https://www.credit-suisse.com/investment_banking/ financial_regulatory/en/ subsidiaries_pillar_3.jsp for further information on capital ratios of certain significant subsidiaries.
> Refer to “Market risk”, “Credit risk” and “Operational risk” in Risk management for further information.
> Refer to “Risk-weighted assets” for further information.

BIS statistics – Basel II.5

	Group				Bank

end of	2012		2011	% change	2012		2011	% change

Eligible capital (CHF million)

Total shareholders' equity	35,498		33,674	5	34,767		29,403	18

Goodwill and intangible assets	(8,634)		(8,876)	(3)	(7,756)		(7,979)	(3)

Qualifying noncontrolling interests	3,227		3,365	(4)	4,204		4,476	(6)

Capital deductions 50% from tier 1	(1,462)		(2,274)	(36)	(1,413)		(2,242)	(37)

Other adjustments	6,137	[1]	67	–	1,077		552	95

Core tier 1 capital	34,766		25,956	34	30,879		24,210	28

Hybrid tier 1 capital instruments [2]	8,781	[3]	10,888	(19)	8,781	[3]	10,888	(19)

Tier 1 capital	43,547		36,844	18	39,660		35,098	13

Upper tier 2	352		1,841	(81)	377		1,925	(80)

Lower tier 2	7,499		12,243	(39)	9,128		13,609	(33)

Capital deductions 50% from tier 2	(1,462)		(2,274)	(36)	(1,413)		(2,242)	(37)

Tier 2 capital	6,389		11,810	(46)	8,092		13,292	(39)

Total eligible capital	49,936		48,654	3	47,752		48,390	(1)

Risk-weighted assets (CHF million)

Credit risk	143,679		157,237	(9)	134,760		148,378	(9)

Market risk	29,366		40,609	(28)	29,338		40,571	(28)

Non-counterparty risk	6,126		7,819	(22)	5,873		7,564	(22)

Operational risk	45,125		36,088	25	45,125		36,088	25

Risk-weighted assets	224,296		241,753	(7)	215,096		232,601	(8)

Capital ratios (%)

Core tier 1 ratio	15.5		10.7	–	14.4		10.4	–

Tier 1 ratio	19.4		15.2	–	18.4		15.1	–

Total capital ratio	22.3		20.1	–	22.2		20.8	–

1 Includes mandatory and contingent convertible securities net of fees and interest of CHF 3.6 billion, an adjustment of CHF 2.7 billion for the accounting treatment of pension plans, cumulative fair value adjustments of CHF (0.1) billion on own vanilla debt and structured notes, net of tax and the 2012 dividend accrual on Group shares of CHF (0.2) billion (representing a distribution of CHF 0.10 per share in cash out of reserves from capital contributions and a distribution of new shares by way of allocation of non-tradable rights with a theoretical value of approximately CHF 0.65 per right). 2 Non-cumulative perpetual preferred securities and capital notes. FINMA has advised that the Group and the Bank may continue to include as tier 1 capital CHF 33 million and CHF 1.6 billion, respectively, in 2012 (2011: CHF 0.6 billion and CHF 3.2 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. 3 FINMA has advised that a maximum of 35% of tier 1 capital can be in the form of hybrid capital instruments, which will be phased out under Basel III. Hybrid tier 1 capital represented 19.5% and 21.4% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 2012.

As of the end of 2012, we had CHF 3.2 billion of qualifying noncontrolling interests, all of which were core tier 1 capital securities secured by participation securities issued by the Bank. In addition, we had CHF 8.8 billion of hybrid tier 1 instruments, of which CHF 0.3 billion were innovative instruments. The hybrid tier 1 instruments currently include USD 1.7 billion 11% Tier 1 Capital Notes and CHF 2.5 billion 10% Tier 1 Capital Notes that are expected to be exchanged for Tier 1 BCN on October 23, 2013, the first call date of the Tier 1 Capital Notes. USD 1.725 billion 11% Tier 1 Capital Notes were exchanged for Tier 1 BCN in July 2012.

> Refer to “Capital issuances and redemptions” for further information.
Tier 1 capital movement – Basel II.5

end of	2012		2011	% change

Tier 1 capital (CHF million)

Balance at beginning of period	36,844		35,225	5

Net income	1,349		1,953	(31)

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	2,626		(1,415)	–

Foreign exchange impact on tier 1 capital	(861)		(368)	134

Other	3,589	[1]	1,449	148

Balance at end of period	43,547		36,844	18

1 Reflects the issuance and redemption of tier 1 capital, including the issuance of the mandatory and contingent convertible securities, the effect of share-based compensation and the change in regulatory deductions.

Risk-weighted assets by division – Basel II.5

end of	2012	2011	% change

Risk-weighted assets by division (CHF million)

Private Banking & Wealth Management	87,190	90,743	(4)

Investment Banking	124,378	138,694	(10)

Corporate Center	12,728	12,316	3

Risk-weighted assets	224,296	241,753	(7)

For management purposes, the Group allocates to the divisions risk-weighted asset equivalents related to regulatory capital and certain intangible asset deductions from Group tier 1 capital.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty-risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both the balance sheet and the off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Regulatory capital – Bank
The Bank’s tier 1 ratio was 18.4% as of the end of 2012, an increase from 15.1% as of the end of 2011. The increase in the tier 1 ratio reflected an increase in tier 1 capital and a decrease in RWA. The Bank’s core tier 1 ratio was 14.4% as of the end of 2012, compared to 10.4% as of the end of 2011. The Bank’s total capital ratio was 22.2% as of the end of 2012, compared to 20.8% as of the end of 2011, reflecting the increase in tier 1 capital and the decrease in RWA.

The Bank’s total eligible capital decreased to CHF 47.8 billion as of the end of 2012 from CHF 48.4 billion as of the end of 2011.

RWA decreased CHF 17.5 billion to CHF 215.1 billion as of the end of 2012 and the Bank’s tier 1 capital increased to CHF 39.7 billion as of the end of 2012 from CHF 35.1 billion as of the end of 2011.
The business of the Bank is substantially the same as the business of the Group. The trends for the Bank are consistent with those for the Group.
Leverage ratios
The capital levels of the Group and the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. In November 2008, FINMA issued a decree that defined capital adequacy and leverage ratio requirements, with compliance phased in by 2013. The capital adequacy target included in this decree is a range between 50% and 100% above the Pillar 1 requirements under the Basel framework. In addition, the decree includes leverage limits that require us to maintain a minimum leverage ratio of tier 1 capital to total adjusted average assets (on a non-risk-weighted basis) of 3% at the Group and Bank consolidated level and 4% at the Bank on an unconsolidated basis by 2013.

Total assets are adjusted for purposes of calculating this leverage ratio. The adjustments include assets from Swiss lending activities (excluding Swiss interbank lending), cash and balances with central banks, certain Swiss franc >>>reverse repurchase agreements and certain other assets, such as goodwill and intangible assets that are excluded in determining regulatory tier 1 capital.

Leverage ratios – Basel II.5

	Group			Bank

end of	2012	2011	% change	2012	2011	% change

Tier 1 capital (CHF billion)

Tier 1 capital	43.5	36.8	18	39.7	35.1	13

Adjusted average assets (CHF billion) [1]

Average assets	973	1,038	(6)	957	1,024	(7)

Adjustments:
Assets from Swiss lending activities [2]	(150)	(145)	3	(128)	(123)	4

Cash and balances with central banks	(59)	(81)	(27)	(58)	(81)	(28)

Other	(13)	(15)	(13)	(12)	(14)	(14)

Adjusted average assets	751	797	(6)	759	806	(6)

Leverage ratio (%)

Leverage ratio	5.8	4.6	–	5.2	4.4	–

1 Calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

The leverage ratios for the Group and Bank as of the end of 2012 were 5.8% and 5.2%, respectively, compared to 4.6% and 4.4% as of the end of 2011, calculated using >>>Basel II.5 tier 1 capital. The increase in the Basel II.5 leverage ratios reflected substantially higher tier 1 capital and lower adjusted average assets. The 6% lower adjusted average assets reflected measures taken in connection with our balance sheet reduction initiative announced in October 2012, particularly relating to Investment Banking assets, and the foreign exchange translational impact.

> Refer to “FINMA Basel III Leverage Ratio” in Ratios based on new capital frameworks and Regulation and Supervision in I – Information on the company for further information.

Total shareholders’ equity
Group
Our total shareholders’ equity was CHF 35.5 billion as of the end of 2012 compared to CHF 33.7 billion as of the end of 2011. Total shareholders’ equity was impacted by the issuance of common shares primarily used to settle share-based compensation and the share component of the scrip dividend distributed in 2012, net income in 2012, the effect of share-based compensation, including the Adjustable Performance Plan awards conversion described below, and the effect of pension adjustments, partially offset by the dividend payment in cash and shares, the impact of foreign exchange-related movements on cumulative translation adjustments and treasury share purchases and sales.

> Refer to the “Consolidated statements of changes in equity” in V – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.
Bank
The Bank’s total shareholder’s equity was CHF 34.8 billion as of the end of 2012 compared to CHF 29.4 billion as of the end of 2011. Total shareholder’s equity was impacted by a capital contribution from the Group following the issuance of MACCS, net income in 2012, the effect of share-based compensation, including the Adjustable Performance Plan awards conversion, and the purchase of subsidiary shares from non-controlling interests, partially offset by the impact of foreign exchange-related movements on cumulative translation adjustments and cash dividends paid in 2012.

> Refer to the “Consolidated statements of changes in equity” in VII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholder’s equity.
Capital

	Group			Bank

end of	2012	2011	% change	2012	2011	% change

Shareholders' equity (CHF million)

Common shares	53	49	8	4,400	4,400	0

Additional paid-in capital	23,636	21,796	8	28,686	24,134	19

Retained earnings	28,171	27,053	4	13,637	11,824	15

Treasury shares, at cost	(459)	(90)	410	0	0	–

Accumulated other comprehensive income/(loss)	(15,903)	(15,134)	5	(11,956)	(10,955)	9

Total shareholders' equity	35,498	33,674	5	34,767	29,403	18

Goodwill	(8,389)	(8,591)	(2)	(7,510)	(7,700)	(2)

Other intangible assets	(243)	(288)	(16)	(243)	(280)	(13)

Tangible shareholders' equity [1]	26,866	24,795	8	27,014	21,423	26

Shares outstanding (million)

Common shares issued	1,320.8	1,224.3	8	44.0	44.0	0

Treasury shares	(27.0)	(4.0)	–	0.0	0.0	–

Shares outstanding	1,293.8	1,220.3	6	44.0	44.0	0

Par value (CHF)

Par value	0.04	0.04	0	100.00	100.00	0

Book value per share (CHF)

Total book value per share	27.44	27.59	(1)	790.16	668.25	18

Goodwill per share	(6.48)	(7.04)	(8)	(170.68)	(175.00)	(2)

Other intangible assets per share	(0.19)	(0.23)	(17)	(5.53)	(6.36)	(13)

Tangible book value per share [1]	20.77	20.32	2	613.95	486.89	26

1 Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

July 2012 capital measures
In July 2012, we announced a number of measures, described below, designed to accelerate the strengthening of our capital position in light of the current regulatory and market environment, including the implementation of the >>>Basel III framework and the Swiss >>>“Too Big to Fail” legislation.

During the second half of 2012, we substantially completed the July 2012 capital measures, the effects of which were influenced by an adverse foreign exchange translation impact and the decrease in Basel III >>>RWA. We have reached a Look-through Swiss Core Capital ratio of 9.0% as of the end of 2012 by adding CHF 11.5 billion of Swiss Core Capital and decreasing our Basel III RWA by CHF 20 billion over the last two quarters. We expect to add CHF 0.8 billion of capital in the near term through the completion of the remaining capital measures announced in July 2012, primarily related to strategic divestments and other measures, which would result in a pro forma Look-through Swiss Core Capital ratio of 9.3%.

As discussed below, the majority of the measures have a capital benefit for common equity tier 1 (CET1) capital. Certain measures only impact Swiss Core Capital. In aggregate, all of the measures impact Swiss Total Capital. Capital benefits consist of changes in equity, gains on sales, reduced deductions and RWA relief. The definitions of regulatory capital and capital ratios mentioned below refer to the Swiss “Too Big to Fail” legislation as determined by FINMA.

> Refer to “New capital framework in 2013” for further information.
We also believe that these actions, together with the comprehensive periodic disclosures we have made regarding these capital measures and our regulatory capital metrics beginning with our 2Q12 Financial Report, have fully addressed the two key recommendations raised in the SNB’s June 2012 Financial Stability Report. In that report, the SNB recommended that we expand our loss-absorbing capital base beginning in 2012 so that, when evaluated under the new Basel III regulatory framework as implemented in Switzerland, we would rank among the best capitalized banks in the world. Their second recommendation was that the large banks in Switzerland (including us) increase transparency by making regular disclosures of key metrics under the new regulatory capital framework, in particular loss-absorbing capital and risk-weighted assets under Basel III once fully implemented.

Mandatory and contingent convertible securities
In July 2012, we issued CHF 3.8 billion MACCS that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events), with settlement and delivery of shares in early April 2013. Among the shares to be delivered upon conversion are 33.5 million treasury shares in respect of our 2012 purchase of the residual minority stake in Credit Suisse Hedging-Griffo Investimentos S.A.

Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS, resulting in a CET1 capital benefit of CHF 3.6 billion, net of fees and interest.

Adjustable Performance Plan awards exchange
In the third quarter of 2012, we completed a voluntary exchange offer under which certain employees elected to convert any future cash payments from deferred compensation awards under the Adjustable Performance Plan awards for shares at the same price as the conversion price under the MACCS. Delivery of the shares will be consistent with the Adjustable Performance Plan awards deferred payment schedule, which provides for payments from 2013 to 2015. The Adjustable Performance Plan was initially a cash-based deferred compensation plan awarded in respect of 2009 and 2010, where the award value was linked to the financial performance of the employees’ business areas and the Group’s return on equity. The exchange resulted in a CET1 capital benefit of CHF 0.5 billion. This represented a conversion rate of approximately 50%.

Tender offer
In the third quarter of 2012, we completed a tender offer to repurchase certain outstanding public capital and senior funding instruments. The offer targeted 11 capital instruments denominated in US dollars, euros and British pounds and five additional senior bonds denominated in US dollars. The offers allowed the Group’s bond investors to sell holdings in capital and senior funding securities. Through the tender offer, in combination with certain additional repurchase transactions, we repurchased for CHF 4.8 billion outstanding tier 1 and tier 2 instruments and senior debt, resulting in a CET1 capital benefit of CHF 0.4 billion.

Real estate sales
During the second half of 2012, we completed real estate sales, including a significant sale-and-lease-back transaction in the fourth quarter of 2012, that resulted in a CET1 capital benefit of CHF 0.7 billion.

Sale of residual stake in Aberdeen Asset Management
We completed the sale of our residual stake in Aberdeen Asset Management in July 2012 for a CET1 capital benefit of CHF 0.2 billion.
Strategic divestments
In line with the accelerated implementation of our strategy toward a more liquid alternatives business in the Asset Management business and given the remaining uncertainty regarding the implementation of the “Volcker Rule”, we intend to sell certain private equity businesses and investments and, as announced in January 2013, our ETF business, the sale of which is expected to close by the end of 2Q13. We made progress on these measures in 2012, adding a CET1 capital benefit of CHF 0.6 billion, primarily related to our redemptions of investments in funds and the sale of Wincasa.

Earnings-related effects/lower capital deductions
Positive earnings during the second half of 2012 and lower capital deductions also during the second half of 2012 including decreased deductions from lower deferred tax assets on net operating losses, together with the capital effect of share-based compensation awards, added a CET1 capital benefit of CHF 3.0 billion.

> Refer to “Note 26 – Tax” in – V – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.
Tier 1 participation securities recognition
In 2008 and 2010, the Bank issued tier 1 participation securities to “Claudius”, a third-party SPE which, in turn, issued perpetual, non-cumulative, secured notes to investors of which USD 1.5 billion bear interest at 8.25% and the other USD 1.5 billion bear interest at 7.875%. >>>FINMA has ruled that, under the Swiss “Too Big to Fail” legislation, the existing USD 3.0 billion in tier 1 participation securities (with a >>>haircut of 20%) will qualify as part of the Swiss equity requirement in excess of the 8.5% >>>Basel III Global Systemically Important Bank (G-SIB) CET1 ratio. This resulted in a Swiss Core Capital benefit of CHF 2.5 billion until the earlier of redemption or 2018 on a non-reducing basis.

Accelerated exchange of Tier 1 Capital Notes
In July 2012, we entered into an agreement to accelerate the exchange of USD 1.725 billion of our existing Tier 1 Capital Notes into high trigger Tier 1 BCN, which was initially scheduled for October 2013. The conversion floor price of the BCN delivered in the exchange (as well as the remaining BCN scheduled to be delivered in 2013) has been adjusted to the conversion price of the MACCS described above. The BCN qualify for a Swiss Total Capital benefit of CHF 1.5 billion, based on the US dollar exchange rate as of the end of 2012, net of fees.

New capital framework in 2013
Basel III
The >>>BCBS issued the >>>Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector. The new capital standards and capital buffers will require banks to hold more capital, mainly in the form of common equity. The new capital standards will be phased in from January 1, 2013 through year-end 2018 for those countries that have adopted Basel III.

Under Basel III, the minimum CET1 ratio will increase from 2% to 4.5% and will be phased in from January 1, 2013 through January 1, 2015. This CET1 ratio will have certain regulatory deductions and other adjustments to common equity that will be phased in from January 1, 2014 through January 1, 2018, including deduction of deferred tax assets for tax-loss carry-forwards, goodwill and intangibles and investments in banking and finance entities. In addition, increases in the tier 1 capital ratio from 4% to 6% will be phased in from January 1, 2013 through January 1, 2015.

Basel III also introduces an additional 2.5% CET1 requirement, known as a capital conservation buffer, to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions. The capital conservation buffer will be phased in from January 1, 2016 through year-end 2018.

Basel III further provides for a countercyclical buffer that could require banks to hold up to an additional 2.5% of common equity or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through year-end 2018.

Most capital instruments that do not meet the strict criteria for inclusion in the Basel III CET1 will be excluded beginning January 1, 2013. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out over a 10-year period beginning January 1, 2013. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

In November 2011, the BCBS issued final rules for global systemically important banks (G-SIBs), outlining a methodology for assessing whether a banking institution should be regarded as a G-SIB and determining additional capital requirements between 1% and 2.5% (with a possible additional 1%) of CET1. The additional requirements for G-SIBs will be phased in from January 1, 2016 through year-end 2018. The Financial Stability Board has identified us as a G-SIB.

Swiss regulations relating to Basel III
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in through year-end 2018. The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring that we have common equity of at least 10% of RWA and contingent capital or other qualifying capital of up to 9% of RWA by January 1, 2019.

In June 2012, the Swiss Federal Council adopted implementing ordinances under the Swiss “Too Big to Fail” legislation. Certain of the ordinance requirements became effective January 1, 2013, with some phased in through the end of 2018. Already effective upon adoption of the ordinances were increased lending standards for new residential mortgages and a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth and subsequently deactivated by the Federal Council upon request of the SNB after consultation with >>>FINMA. On February 13, 2013, the Swiss Federal Council decided to activate the countercyclical capital buffer based on the request of the SNB. This activation of the countercyclical buffer will require banks to hold additional capital in the amount of 1% of their RWA pertaining to mortgage loans that finance residential property in Switzerland beginning in September 30, 2013.

In September 2012, the Swiss Parliament approved the portions of the ordinances related to the Swiss “Too Big to Fail” legislation that are specific to systemically relevant banks, including requirements regarding capital, leverage, large exposure and Recovery and Resolution Plans. These requirements became effective January 1, 2013. Under these ordinances, we must comply with an additional leverage ratio, applicable to Swiss systemically relevant banks (FINMA Basel III Leverage Ratio). This leverage ratio has to be at least 24% of the percentage points of each of the minimum, buffer and progressive capital requirements. Since the ratio is defined by reference to capital requirements subject to transitional arrangements, the new leverage ratio will be phased in from 2013 to 2018.

## Transitional Swiss phase-in capital and leverage ratio requirements

8.23%
1.23%
1.00%
6.00%
10.75%
2.25%
1.75%
6.75%
12.70%
3.08%
2.25%
7.38%
14.44%
3.69%
2.63%
8.13%
15.83%
4.20%
2.88%
8.75%
16.99%
4.61%
3.00%
9.38%
17.92%
4.92%
3.00%
10.00%
Capital ratio requirements
Non risk-weighted exposure multiplied by 24%
1.98%
0.30%
0.24%
1.44%
2.58%
0.54%
0.42%
1.62%
3.05%
0.74%
0.54%
1.77%
3.47%
0.89%
0.63%
1.95%
3.80%
1.01%
0.69%
2.10%
4.08%
1.11%
0.72%
2.25%
4.30%
1.18%
0.72%
2.40%
FINMA Basel III Leverage Ratio requirements
2013
2014
2015
2016
2017
2018
2019
Swiss Core Capital
High-trigger contingent capital
Low-trigger contingent capital[1]

[1] Credit Suisse's progressive (low-trigger) 2019 capital requirement is 4.92%. The capital requirement, which is applicable for 2013, has been communicated to us by FINMA and is based on our 2011 year-end financial data (total exposure, market share in Switzerland and a potential capital rebate). Using 2012 year-end financial data, we estimate that the 2019 progressive capital requirement will be reduced to 4.56% in 2014.

Ratios based on new capital frameworks
Basel III CET1 ratio
We have updated our >>>Basel III CET1 ratio to reflect recent developments. Our Basel III >>>RWA as of the end of 2012 were CHF 293 billion, which reflect current foreign exchange rates.
Our Basel III CET1 ratio as of the end of 2012 was 14.2%, up from the 12.9% in our 2011 simulation for 2012, primarily reflecting the July 2012 capital measures. The following presentation is consistent with the phase-in/phase-out requirements of Basel III.

Basel III CET1 ratio

end of	2012

Capital development (CHF billion)

Total shareholders' equity	35.5

Mandatory and contingent convertible securities [1]	3.6

Regulatory adjustments [2]	2.4

CET1 capital	41.5

Risk-weighted assets development (CHF billion)

Risk-weighted assets (Basel II.5)	224

Estimated Basel III changes	60

Subtotal (Look-through risk-weighted assets)	284

Transitional adjustments [3]	9

Risk-weighted assets (Basel III)	293

Capital ratio (%)

CET1 ratio	14.2

Rounding differences may occur.
1 Consists of CHF 3.8 billion of mandatory and contingent convertible securities, net of fees and interest, which are mandatorily convertible into 233.5 million shares on March 29, 2013, with settlement and delivery of shares in early April 2013. 2 Includes an adjustment of CHF 2.7 billion for the accounting treatment of pension plans, pursuant to phase-out requirements, and other regulatory adjustments. 3 Represents Basel III adjustments pursuant to phase-out requirements.

Look-through Basel III CET1 ratio
For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and intangible assets and other Basel III capital deductions (e.g., deferred tax assets and participations in financial institutions). Assuming a fully phased in CHF 8.6 billion of goodwill and intangible assets and CHF 7.9 billion of other regulatory adjustments, we estimate that our CET1 ratio as of December 31, 2012 would be 8.0%, calculated based on Look-through Basel III RWA of CHF 284 billion.

Swiss Core and Total Capital ratios
Swiss Core Capital consists of the Basel III CET1 capital and existing tier 1 participation securities. Swiss Total Capital also includes high and low-trigger contingent capital, including our BCN. As of the end of 2012, our Swiss Core Capital and Swiss Total Capital ratios were 15.0% and 16.4%, respectively, compared to 6.0% and 8.2%, respectively, required of us by FINMA.

Swiss Core and Total Capital ratios

end of	2012

Capital development (CHF billion)

CET1 capital	41.5

Swiss regulatory adjustments [1]	2.5

Swiss Core Capital	44.0

High-trigger Buffer Capital Notes	4.1

Swiss Total Capital	48.1

Risk-weighted assets (CHF billion)

Risk-weighted assets (Basel III)	293

Swiss regulatory adjustments [2]	1

Swiss risk-weighted assets (Basel III)	294

Capital ratios (%)

Swiss Core Capital ratio	15.0

Swiss Total Capital ratio	16.4

Rounding differences may occur.
1 Consists of existing tier 1 participation securities of CHF 2.5 billion and other Swiss regulatory adjustments. 2 Reflects increased regulatory thresholds resulting from additional Swiss Core Capital.

Look-through Swiss Core and Total Capital ratios
The Look-through Swiss Core Capital assumes fully phased-in goodwill and intangible assets and other regulatory adjustments. We have calculated the pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.8 billion of capital measures announced in July 2012. As of the end of 2012, our pro forma Look-through Swiss Core Capital ratio was 9.3% compared to the 10.0% that will be required by FINMA by year-end 2018.

FINMA Basel III Leverage Ratio
The FINMA Basel III Leverage Ratio is calculated as Swiss Core Capital plus high and low-trigger contingent capital divided by total exposure. Total exposure consists of balance sheet assets plus exposure add-ons including cash collateral netting reversals and off-balance sheet >>>derivative exposures, guarantees and commitments. As of the end of 2012, our total exposure for FINMA Basel III Leverage Ratio purposes was CHF 1,276 billion. By the end of 2013, we are targeting a reduction in our total exposure to under CHF 1,170 billion.

Additional information
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

We purchased 423.7 million treasury shares and sold or re-issued 394.7 million treasury shares in 2012, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2012, the Group held 27.0 million treasury shares.

> Refer to “Impact of share-based compensation on shareholders’ equity” in IV – Corporate Governance and Compensation – Compensation for further information.
Purchases and sales of treasury shares

In million, except where indicated	Number of shares	Average price per share in CHF

2012

January	22.4	23.10

February	20.4	24.65

March	27.8	25.77

April	45.9	23.59

May	25.8	19.32

June	30.0	18.21

July	75.2	17.15

August	23.0	17.79

September	44.4	20.74

October	25.6	21.27

November	29.1	20.93

December	54.1	22.58

Total purchase of treasury shares	423.7	–

Total sale of treasury shares	394.7	–

Dividends and dividend policy
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits from previous business years, or if the free reserves of the corporation are sufficient to allow distribution of a dividend. In addition, at least 5% of the annual net profits must be retained and booked as general legal reserves for so long as these reserves amount to less than 20% of the paid-in share capital. Our reserves currently exceed this 20% threshold. Furthermore, dividends may be paid out only after shareholder approval at the AGM. The Board of Directors may propose that a dividend be paid out, but cannot itself set the dividend. In Switzerland, the auditors have to confirm whether the appropriation of retained earnings is in accordance with Swiss law and articles of incorporation. In practice, the shareholders usually approve the dividend proposal of the Board of Directors. Dividends are usually due and payable after the shareholders’ resolution relating to the allocation of profits has been passed. Under the Swiss Code of Obligations, the statute of limitations in respect of claiming the payment of dividends that have been declared is five years.

Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution relative to earnings. Dividend payments made in 2012, for 2011, were comprised of a distribution of CHF 0.75 per share payable against reserves from capital contributions in cash or upon shareholder election and subject to legal restrictions, in new Group shares or a combination thereof.

Our Board of Directors will propose for the financial year 2012 a distribution of CHF 0.10 per share in cash out of reserves from capital contributions to the shareholders at the AGM on April 26, 2013. In addition, the Board of Directors will propose the distribution of new shares (stock dividend). The new shares for the stock dividend will be paid in at the par value of CHF 0.04 per share out of reserves from capital contributions. The distribution out of reserves from capital contributions (cash and stock) will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The ex-dividend date has been set to April 30, 2013 (for cash distribution and stock dividend).

The stock dividend will be distributed to all shareholders as follows: for every share that they own, shareholders will receive a non-tradable right to the receipt of a given number of new shares for free. Following distribution, the rights will automatically be exchanged for new shares at the ratio determined by the Board of Directors immediately prior to the Annual General Meeting. The Board of Directors will set the subscription ratio in such a way that the theoretical value of each right will be approximately CHF 0.65. The distribution is subject to shareholder approval at the AGM.
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

Dividend per ordinary share

	USD	[1]	CHF

Dividend per ordinary share for the financial year

2011	0.78		0.75

2010	1.48		1.30

2009	1.78		2.00

2008	0.10		0.10

2007	2.40		2.50

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

Risk management
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank and remained a critical focus throughout 2012. Over the course of 2012, we took significant steps to adapt our businesses and our organization to the new regulatory requirements, which predominantly impacted the risk profile of Investment Banking. In 2012, overall position risk decreased 1%, utilized economic capital decreased 8%, average risk management VaR in US dollars for our trading books decreased 31% and our impaired loans were stable at CHF 1.7 billion.

Key risk developments in 2012
2012 was a year marked by uncertainty amid continued concerns from the European sovereign debt crisis, global economic slowdown, the threat of the US “fiscal cliff” in late 2012 and new and proposed regulatory requirements affecting the financial services industry.

During 2012, we reduced our Group risk profile and shifted our portfolio toward less capital intense businesses. We continued to invest significantly in our IT infrastructure and further refined our risk appetite framework to ensure an appropriate balance of return and assumed risk, stability of earnings and capital levels we seek to maintain.

> Refer to “Regulation and supervision” in I – Information on the company for information on other regulatory developments and proposals.
> Refer to “New capital framework in 2013” in Capital management for further information on our current regulatory framework on capital, leverage and liquidity, including certain expected changes to this framework.

In Investment Banking, we reduced our risk profile during 2012, consistent with our announced strategy. Investment Banking achieved this through a combination of exiting businesses, asset sales and repositioning its portfolio into more capital-efficient inventory in support of client franchises. Investment Banking’s shift of capital resources included exiting the >>>commercial mortgage-backed securities (CMBS) origination and >>>collateralized debt obligations (CDOs) businesses. As we continue to execute on our Investment Banking strategy in 2013, efficiency in the use of capital remains a focus.

Private Banking & Wealth Management’s risk profile increased slightly in 2012, with key contributing factors continuing to be largely related to stricter rules on investor protection as well as increased transparency for cross-border activities that continued to affect risk. The integration of the Private Banking and Asset Management businesses to form Private Banking & Wealth Management is not expected to result in changes to the combined division’s risk profile.

For the Group, we expect our ongoing adaptation to the changed regulatory environment will result in increased costs and resource requirements related to the risk management function.
Reputational risk continued as a major focus during 2012. We have continued to develop our procedures and awareness of staff as well as to adapt our business approach with respect to certain countries and industries with higher reputational risk and transactions with politically exposed persons.

> Refer to “Reputational risk” for further information on reputational risk issues.
Risk management oversight
Risk governance
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight. Risk management is an integral part of our business planning process with strong involvement of senior management and the Board of Directors (Board).

To meet the challenges of a volatile market environment and changing regulatory frameworks, we work to continuously strengthen our risk function, which is independent of, but closely interacts with the front office functions to ensure the appropriate flow of information and strong controls. In 2012, we continued to invest significantly in our risk infrastructure and processes with regard to the implementation of >>>Basel III. We have comprehensive risk management processes and sophisticated control systems, and we work to limit the impact of negative developments by carefully managing concentrations of risks.

Risk organization
We manage risk in our internal control environment, however, risks arise in all of our business activities and cannot be eliminated completely. Our risk management organization reflects the specific nature of the various risks to ensure that risks are managed within limits set in a transparent and timely manner. At the level of the Board, including through its committees, this includes the following responsibilities:

– Board: responsible to shareholders for the strategic direction, supervision and control of the Group and for defining our overall tolerance for risk in the form of a risk appetite statement and overall risk limits;

– Risk Committee: responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital adequacy, including the regular review of major risk exposures and overall risk limits; and

– Audit Committee: responsible for assisting the Board in fulfilling its oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting and legal and regulatory compliance. Additionally, the Audit Committee is responsible for monitoring the independence and the performance of the internal and external auditors.

Overall risk limits are set by the Board in consultation with its Risk Committee. On a monthly basis, senior management through CARMC reviews risk exposures, concentration risks and risk-related activities. CARMC is responsible for supervising and directing our risk profile on a consolidated basis, recommending risk limits to the Risk Committee of the Board and the Board, and for establishing and allocating risk limits among the various businesses. CARMC meetings focus on the following three areas on a rotating basis: asset and liability management/liquidity, market and credit risk and operational risk/legal and compliance.

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
The risk management function reports to the CRO, who is independent of the business and is a member of the Executive Board. In 2012, the function covered:
– Strategic Risk Management (SRM);
– Risk Analytics and Reporting (RAR);
– Credit Risk Management (CRM);
– Bank Operational Risk Oversight (BORO);
– Business Continuity Management (BCM);
– Technology Risk Management (TRM); and
– Reputational Risk Management.
The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage all risk management matters through four primary risk functions: SRM assesses the Group’s overall risk profile on a strategic basis, recommending corrective action where necessary, and is also responsible for market risk management including measurement and limits; RAR is responsible for risk analytics, reporting, systems implementation and policies; CRM is responsible for approving credit limits, monitoring and managing individual exposures, and assessing and managing the quality of credit portfolios and allowances; BORO acts as the central hub for the divisional operational risk functions; BCM assesses and manages potential impacts that threaten the organization in case of operational disruption, crisis or disaster; and TRM oversees the information technology-related risk aspects.

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
Consequential risks:
– Operational risk: inadequate or failed internal processes, people and systems (including cyber risk), or external events; and
– Liquidity risk: inability to fund assets or meet obligations at a reasonable price.
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

Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
Risk appetite and risk limits
We have a risk appetite framework that establishes key principles for managing our risks to ensure an appropriate balance of return and assumed risk, stability of earnings and capital levels we seek to maintain. The key aspect of our risk appetite framework is a sound system of integrated risk limits to control overall risk taking capacity and serve as an essential decision making tool for senior management. Our risk appetite framework is guided by the following general principles:

– Managing the business to a target credit rating;
– Meeting regulatory requirements and expectations;
– Ensuring capital adequacy;
– Maintaining low exposure to stress events;
– Maintaining stability of earnings; and
– Ensuring sound management of liquidity and funding risk.
Risk appetite is annually reviewed and determined by the Board, taking into account strategic and business planning, and enforced by a detailed framework of portfolio and position limits at both Group and business division levels. In 2012, group-wide limits for Basel III >>>risk-weighted assets and balance sheet size, and divisional operational risk tolerance levels were added to the risk appetite framework. These enhancements to the framework were effective beginning 2013. The following chart gives an overview of the Group’s risk appetite framework reflecting selected Group-wide and division-specific quantitative limits and qualitative restrictions.

A sound system of risk limits is fundamental to effective risk management. The limits define our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.

We use an economic capital limit structure to manage overall risk taking. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. Any excess of these limits will result in immediate notification to the Chairman of the Board’s Risk Committee and the CEO of the Group, and written notification to the full Board at its next meeting. Following notification, the CRO can approve positions that exceed the Board limits by no more than an approved percentage with any such approval being reported to the full Board. Positions that exceed the Board limits by more than such approved percentage can only be approved by the CRO and the full Board acting jointly. In 2012 and 2011, no Board limits were exceeded.

In the context of the overall risk appetite of the Group, as defined by the limits set by the Board, CARMC is responsible for setting divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. For this purpose, CARMC uses a detailed framework of more than 100 individual risk limits designed to control risk taking at a granular level by individual businesses and in the aggregate. Limit measures used include >>>VaR, economic capital, risk exposure, risk sensitivity and scenario analysis. The framework encompasses specific limits on a large number of different product and risk type concentrations. For example, there are consolidated controls over trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money and emerging market country exposures. Risk limits allocated to lower organizational levels within the businesses also include a system of individual counterparty credit limits. CARMC limits are binding and generally set at a tight level to ensure that any meaningful increase in risk exposures is promptly escalated. The head of SRM for the relevant division or certain other members of senior management have the authority to temporarily increase the CARMC limits by an approved percentage for a period not to exceed 90 days. Any CARMC limit excess is subject to a formal escalation procedure and must be remediated or expressly approved by senior management. Senior management approval is valid for a standard period of ten days (or fewer than ten days for certain limit types) and approval has to be renewed for additional standard periods if an excess is not remediated within the initial standard period. The majority of these limits are monitored on a daily basis. Limits for which the inherent calculation time is longer are monitored on a weekly basis. A smaller sub-set of limits relating to exposures for which the risk profile changes more infrequently (for example, those relating to illiquid investments) is monitored on a monthly basis. In 2012, all CARMC limit excesses were resolved within the approved standard period.

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

Under Pillar 2 of the Basel framework (also referred to as the Supervisory Review Process), banks are required to implement a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with their overall risk profile and the current operating environment. Our economic capital framework has an important role under Pillar 2, as it represents our internal view of the amount of capital required to support our business activities.

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

We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 2012, we made a number of enhancements to the position risk methodology for risk management purposes, including:

– For international lending & counterparty exposures, we enhanced the manner in which we capture ratings for high yield senior secured loans and aligned certain credit risk parameters with an updated >>>FINMA-approved regulatory capital model;

– For equity trading & investments, we recalibrated the modeling of private equity exposures, including refinements to shock calculation and market data;
– For real estate & structured assets, we refined model shocks used for asset finance products;
– For fixed income trading, we removed the impact of the seasonal effects from the historical data used for energy products; and
– For emerging markets country event risk, we refined the allocation methodology to the divisions.
Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total impact of 2012 methodology changes on position risk for the Group as of December 31, 2011 was a decrease of CHF 653 million, or 6%.

For utilized economic capital used for capital management purposes, in addition to adopting the above position risk methodology changes, operational risk capital has been increased to reflect anticipated changes to our model. In 2012, following discussions with FINMA, we initiated a project to enhance our economic capital/>>>AMA methodology to reflect recent developments regarding operational risk measurement methodology and associated regulatory guidance. For the duration of this project, which is scheduled to conclude in 2013, operational risk capital required for regulatory and economic capital purposes has been increased by 20% to reflect anticipated changes to our models. Prior period balances have been restated for 2012 methodology changes in order to show meaningful trends. The total impact of methodology changes on utilized economic capital for the Group as of December 31, 2011 was a decrease of CHF 793 million, or 2%.

In response to the 2008 financial crisis, regulators have introduced changes to the regulatory capital framework through the implementation of >>>Basel II.5 and >>>Basel III.

Often, in response to economic realities, we modify our economic capital model in advance of regulatory changes. For example, requirements such as capital charges equivalent to an >>>incremental risk charge (IRC) and >>>credit valuation adjustments have been an integral part of our economic capital model for several years. We continually review our model so that it reflects risks measured in terms of potential loss of economic value.

Group position risk

	end of			% change

	2012	2011	2010	12 / 11	11 / 10

Position risk (CHF million)

Fixed income trading [1]	2,749	2,881	2,656	(5)	8

Equity trading & investments	1,819	2,137	2,248	(15)	(5)

Private banking corporate & retail lending	2,382	2,182	2,072	9	5

International lending & counterparty exposures	4,281	4,009	3,857	7	4

Emerging markets country event risk	1,041	860	632	21	36

Real estate & structured assets [2]	1,985	2,157	2,647	(8)	(19)

Simple sum across risk categories	14,257	14,226	14,112	0	1

Diversification benefit [3]	(2,880)	(2,689)	(2,597)	7	4

Position risk (99% confidence level for risk management purposes)	11,377	11,537	11,515	(1)	0

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

Key position risk trends
Compared to the end of 2011, position risk for risk management purposes decreased 1%. Excluding the US dollar translation impact, position risk increased 1%, mainly due to reduced hedges and new loans in Investment Banking in international lending & counterparty exposures, higher emerging markets country event risk primarily due to increased exposures in Asia and Eastern Europe and increased risk in loans collateralized by securities and commercial loans in private banking corporate & retail lending. These increases were partially offset by sales of private equity and illiquid hedge fund exposures in equity trading & investments and lower >>>CMBS and >>>RMBS exposures in real estate & structured assets.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital

	Group			Bank			[1]

end of	2012	2011	% change	2012	2011	% change

Economic capital resources (CHF million)

Tier 1 capital	43,547	36,844	18	39,660	35,098	13

Economic adjustments [2]	2,117	2,417	(12)	2,888	2,179	33

Economic capital resources	45,664	39,261	16	42,548	37,277	14

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	20,088	20,591	(2)	19,532	19,830	(2)

Operational risk	3,924	3,754	5	3,924	3,754	5

Other risks [3]	6,184	8,302	(26)	3,965	5,835	(32)

Utilized economic capital	30,196	32,647	(8)	27,421	29,419	(7)

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 The major difference between economic capital of the Group and the Bank relates to the risks within Neue Aargauer Bank AG, BANK-now AG and Corporate Center. These risks include position and other risks. 2 Includes primarily securitization adjustments, unrealized gains on owned real estate and anticipated cash dividends. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources under the Basel framework. 3 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits and an estimate for the impacts of certain methodology changes planned for 2013.

Economic capital by segment

in / end of	2012	2011	% change

Utilized economic capital by segment (CHF million)

Private Banking & Wealth Management	9,818	10,254	(4)

Investment Banking	17,998	19,789	(9)

Corporate Center [1]	2,397	2,625	(9)

Utilized economic capital – Group [2]	30,196	32,647	(8)

Utilized economic capital – Bank [3]	27,421	29,419	(7)

Average utilized economic capital by segment (CHF million)

Private Banking & Wealth Management	9,981	10,115	(1)

Investment Banking	18,729	18,882	(1)

Corporate Center [1]	2,530	1,798	41

Average utilized economic capital – Group [4]	31,218	30,782	1

Average utilized economic capital – Bank [3]	28,214	28,417	(1)

Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1    Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.   2    Includes a diversification benefit of CHF 17 million and CHF 21 million as of December 31, 2012 and 2011, respectively.   3    The major difference between economic capital of the Group and the Bank relates to the risks within Neue Aargauer Bank AG, BANK-now AG and Corporate Center. These risks include position and other risks.   4    Includes a diversification benefit of
CHF 22 million and CHF 13 million as of December 31, 2012 and 2011, respectively.

Utilized economic capital trends
Over the course of 2012, our utilized economic capital decreased 8%. Excluding the US dollar translation impact, utilized economic capital decreased 6%, mainly due to decreased expense risk within other risks and lower position risk primarily in equity trading & investments and fixed income trading, partially offset by increased position risk in international lending & counterparty exposure and emerging markets country event risks.

For Private Banking & Wealth Management, utilized economic capital decreased 4%, mainly due to lower position risk in equity trading & investments and decreased deferred shared-based compensation awards in other risks, partially offset by higher position risk in private banking corporate & retail lending.

For Investment Banking, utilized economic capital decreased 9%. Excluding the US dollar translation impact, utilized economic capital decreased 6%, largely due to decreased expense risk within other risks and lower position risk in fixed income trading. The decreases were partially offset by higher position risk in international lending & counterparty exposures and emerging markets country event risk.
Corporate Center utilized economic capital decreased 9% due to lower expense risk within other risks.
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

We devote considerable resources to ensure that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from the overall risk positions at the Group level down to specific portfolios. We use market risk measurement and management methods designed to meet or exceed industry standards. These include general tools capable of calculating comparable exposures across our many activities and focused tools that can specifically model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measurement methodologies are >>>VaR and scenario analysis. Additionally, our market risk exposures are reflected in our economic capital calculations. The risk management techniques and policies are regularly reviewed to ensure they remain appropriate.

To meet the requirements of the >>>Basel II.5 market risk framework for >>>FINMA regulatory capital purposes, effective January 1, 2011 we implemented additional risk measurement models, including >>>IRC and >>>stressed VaR. IRC is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

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

We use the same VaR model for risk management and regulatory capital purposes, except for the confidence level and holding period used. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. As part of the ongoing review to improve risk management approaches and methodologies, we implemented a significantly revised VaR methodology for both >>>risk management VaR and >>>regulatory VaR in the second quarter of 2011. We believe these changes made VaR a more useful risk management tool and improved the responsiveness of the model to market volatility. We received approval from FINMA to use this revised VaR methodology for both risk management and regulatory capital purposes. We have restated risk management VaR for periods prior to implementation to show meaningful trends. The methodology changes were implemented in June 2011 and fully reflected in risk management VaR. For regulatory VaR, these methodology changes have been reflected from implementation only.
> Refer to “VaR” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Market risk in the Credit Suisse Annual Report 2011 for information on VaR methodology changes implemented in June 2011.

In the second quarter of 2012 we made asset-class methodology changes to better capture complex risks for exotic rate products.
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

The Group’s stress testing framework is comprehensive and governed through a dedicated steering committee. Scenarios can be defined with reference to historic events or based on forward looking, hypothetical events that could impact the Group’s positions, capital, or profitability. The scenarios are reviewed and updated regularly as markets and business strategies evolve, and new scenarios are designed by the risk management function in collaboration with our business divisions.

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

Risks associated with the embedded derivative elements of our structured products are actively monitored and managed on a portfolio basis as part of our overall trading portfolio and are reflected in our VaR measures.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)

	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

2012 (CHF million)

Average	57	13	3	22	(28)		67	57

Minimum	36	3	1	14	–	[1]	34	34

Maximum	82	34	7	35	–	[1]	104	89

End of period	44	12	2	17	(35)		40	52

2011 (CHF million)

Average	73	13	10	23	(44)		75	94

Minimum	54	5	2	14	–	[1]	54	49

Maximum	99	25	26	47	–	[1]	107	161

End of period	73	12	4	25	(40)		74	79

2010 (CHF million)

Average	102	18	22	27	(67)		102	142

Minimum	78	6	10	15	–	[1]	68	103

Maximum	127	43	32	50	–	[1]	142	205

End of period	90	21	18	25	(63)		91	124

Excludes risks associated with counterparty and own credit exposures. In June 2011, we made significant changes to our VaR methodology. Risk management VaR for periods prior to implementation has been restated in order to show meaningful trends. For regulatory VaR, these methodology changes have been reflected from implementation only.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)

	Risk management VaR (98%)							Regulatory VaR (99%)

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total

2012 (USD million)

Average	61	14	3	23	(42)		59	61

Minimum	38	3	1	15	–	[1]	36	37

Maximum	90	38	38	37	–	[1]	88	97

End of period	49	13	2	18	(38)		44	57

2011 (USD million)

Average	82	14	11	26	(48)		85	105

Minimum	64	6	2	15	–	[1]	65	55

Maximum	107	29	29	51	–	[1]	117	177

End of period	77	13	4	27	(42)		79	84

2010 (USD million)

Average	91	16	20	24	(60)		91	136

Minimum	68	6	9	14	–	[1]	64	95

Maximum	111	38	28	44	–	[1]	124	210

End of period	78	18	16	22	(54)		80	132

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
Average risk management VaR in 2012 decreased 31% from 2011 to USD 59 million. The decrease reflected risk reductions across fixed income, particularly from sales of client inventory across global credit and securitized products, reduced interest rate exposures, mainly in US and European rates products, and lower market volatility.

Period-end risk management VaR as of December 31, 2012 decreased 44% to USD 44 million compared to December 31, 2011. The decrease mainly reflected lower market volatility and reduced interest rate, credit spread and equity exposures.

Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in the 12-month periods ending December 31, 2012, 2011 and 2010. Since there were fewer than five backtesting exceptions in the rolling 12-month periods ending December 31, 2012, 2011 and 2010, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.

For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.

> Refer to “Regulatory capital framework” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2012 with those for 2011 and 2010. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2012, we had four days of trading losses with one trading loss exceeding CHF 25 million, compared to 34 days of trading losses in 2011 with six trading losses exceeding CHF 25 million.

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

Development of non-trading portfolio risks
We assume non-trading interest rate risks through interest rate-sensitive positions originated by Private Banking & Wealth Management and risk-transferred to Treasury, money market and funding activities by Treasury, and the deployment of our consolidated equity as well as other activities, including market making and trading activities involving banking book positions at the divisions, primarily Investment Banking. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking & Wealth Management to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product). Treasury and certain other areas of the Group running interest rate risk positions actively manage the positions within approved limits. This risk is monitored on a daily basis.

The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 9.4 million as of December 31, 2012, compared to an increase of CHF 6.6 million as of December 31, 2011. The increase from 2011 was mainly due to the issuance of new tier 2 buffer capital notes in the first quarter of 2012, market movements in the value of capital instruments and an increase in shareholders’ equity. Additional increases were related to the banking books of Treasury and Private Banking & Wealth Management.

One basis point parallel increase in yield curves by currency – non-trading positions

end of	CHF	USD	EUR	GBP	Other	Total

2012 (CHF million)

Fair value impact of a one basis point parallel increase in yield curves	(1.9)	9.0	1.8	0.0	0.5	9.4

2011 (CHF million)

Fair value impact of a one basis point parallel increase in yield curves	0.4	4.8	1.1	0.1	0.2	6.6

Non-trading interest rate risk is also assessed using other measures including the potential value change resulting from a significant change in yield curves. The following table shows the impact of immediate 100 basis point and 200 basis point moves in the yield curves (as interest rates are currently very low, the downward changes are capped to ensure that the resulting interest rates remain non-negative).

Interest rate sensitivity – non-trading positions

end of	CHF	USD	EUR	GBP	Other	Total

2012 (CHF million)

Increase(+)/decrease(–) in interest rates

+200 basis points	(308)	1,718	591	(119)	78	1,960

+100 basis points	(172)	884	238	(29)	38	959

–100 basis points	285	(854)	(78)	(24)	(33)	(704)

–200 basis points	347	(1,013)	1	(111)	(61)	(837)

2011 (CHF million)

Increase(+)/decrease(–) in interest rates

+200 basis points	98	948	194	15	47	1,302

+100 basis points	44	477	101	7	25	654

–100 basis points	(1)	(487)	(110)	(6)	(23)	(627)

–200 basis points	31	(813)	(137)	(3)	(45)	(967)

As of December 31, 2012, the fair value impact of an adverse 200 basis point move in yield curves was a loss of CHF 0.8 billion compared to a loss of CHF 1.0 billion as of December 31, 2011. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2012 and 2011, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves, calibrated to a one-year holding period with a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk.

Our non-trading equity portfolio includes positions in private equity, hedge funds, strategic investments and other instruments managed by Investment Banking. These positions may not be strongly correlated with general equity markets. Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would be a decrease of CHF 681 million in the value of the non-trading portfolio as of December 31, 2012, compared to a decrease of CHF 626 million in the value of the non-trading portfolio as of December 31, 2011.

Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would be a decrease of CHF 1 million in the value of the non-trading portfolio as of December 31, 2012, compared to a decrease of CHF 4 million as of December 31, 2011.

Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2012, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would result in a CHF 3.7 million gain on the overall derivatives position (including hedges) in Investment Banking. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would result in a CHF 8.1 million gain as of December 31, 2012.

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

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses on our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our >>>OTC derivative and >>>reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from >>>G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.

As part of our global scenario framework, the counterparty credit risk stress testing framework measures counterparty exposure under scenarios calibrated to the 99th percentile for the worst one month and one year moves observed in the available history. The scenario results are aggregated at the counterparty level for all our counterparties, including all European countries to which we have exposure. Furthermore, counterparty default scenarios are run where specific entities are set to default. In one of these scenarios, a European sovereign default is investigated. This scenario determines the maximum exposure we have against this country in case of its default and serves to identify those counterparties where exposure will rise substantially as a result of the modeled country defaulting.

The scenario framework also considers a range of other severe scenarios, including a specific eurozone crisis scenario which assumes the default of selected European countries, currently modeled to include Greece, Ireland, Italy, Portugal and Spain. It is assumed that the sovereigns, financial institutions and corporates within these countries default, with a 100% loss of sovereign and financial institutions exposures and a 0% to 100% loss of corporates depending on their credit ratings. As part of this scenario, we additionally assume a severe market sell-off involving an equity market crash, widening credit spreads, a rally in the price of gold and a devaluation of the euro as a currency. In addition, the eurozone crisis scenario assumes the default of a small number of our market counterparties that we believe would be severely affected by a default across the selected European countries. These counterparties are assumed to default as we believe that they would be the most affected institutions because of their direct presence in the relevant countries and their direct exposures. Through these processes, revaluation and redenomination risks on our exposures are considered on a regular basis by our risk management function.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country where its parent is located outside of the country.

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

– Risk mitigation includes >>>credit default swaps (CDS) and other hedges, at their net notional amount, guarantees, insurance and collateral (primarily cash, securities and, to a lesser extent, real estate, mainly for Private Banking & Wealth Management exposure to corporates & other). Collateral values applied for the calculation of the net exposure are determined in accordance with our risk management policies and reflect applicable margining considerations.

– Net credit risk exposure represents gross credit risk exposure net of risk mitigation.
– Inventory represents the long inventory positions in trading and non-trading physical debt and synthetic positions, each at market value, all netted at issuer level. Physical debt is non-derivative debt positions (e.g., bonds), and synthetic positions are created through OTC contracts (e.g., CDS purchased and/or sold and >>>total return swaps).

CDS presented in the risk mitigation column are purchased as a direct hedge to our OTC exposure and the risk mitigation impact is considered to be the notional amount of the contract for risk purposes, with the mark-to-market fair value of CDS risk-managed against the protection provider. Net notional amounts of CDS reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold and are based on the origin of the CDS reference credit, rather than that of the CDS counterparty. CDS included in the inventory column represent contracts recorded in our trading books that are hedging the credit risk of the instruments included in the inventory column and are disclosed on the same basis as the value of the fixed income instrument they are hedging.

We do not have any tranched CDS positions on these European countries and only an insignificant amount of indexed credit derivatives is included in inventory.
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable ISDA master agreement that provides for daily margining.

Selected European credit risk exposures

	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure

December 31, 2012		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net

Greece (EUR billion)

Sovereigns	0.2	0.0	0.2		0.0	0.0		0.0		0.2	0.0

Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0

Corporates & other	0.5	0.0	0.5		0.0	0.0		0.0		0.5	0.0

Total	0.8	0.0	0.8		0.0	0.0		0.0		0.8	0.0

Ireland (EUR billion)

Sovereigns	0.1	0.1	0.0		0.0	0.0		0.0		0.1	0.0

Financial institutions	0.7	0.0	0.6		0.1	0.0		0.0		0.7	0.1

Corporates & other	1.5	0.0	0.5		1.0	0.1		0.0		1.6	1.1

Total	2.3	0.1	1.1		1.1	0.1		0.0		2.4	1.2

Italy (EUR billion)

Sovereigns	3.9	2.9	0.4		0.6	0.0		0.0		3.9	0.6

Financial institutions	2.2	0.0	1.5		0.7	0.4		0.3		2.6	1.1

Corporates & other	2.3	0.2	1.3		0.8	0.3		0.1		2.6	1.1

Total	8.4	3.1	3.2		2.1	0.7		0.4		9.1	2.8

Portugal (EUR billion)

Sovereigns	0.1	0.1	0.0		0.0	0.0		(0.1)		0.1	0.0

Financial institutions	0.2	0.0	0.2		0.0	0.1		(0.2)		0.3	0.1

Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1

Total	0.4	0.1	0.3		0.0	0.2		(0.3)		0.6	0.2

Spain (EUR billion)

Sovereigns	0.0	0.0	0.0		0.0	0.0		0.0		0.0	0.0

Financial institutions	1.4	0.0	1.2		0.2	0.5		0.1		1.9	0.7

Corporates & other	1.9	0.2	0.8		0.9	0.2		(0.1)		2.1	1.1

Total	3.3	0.2	2.0		1.1	0.7		0.0		4.0	1.8

Total (EUR billion)

Sovereigns	4.3	3.1	0.6		0.6	0.0		(0.1)		4.3	0.6

Financial institutions	4.6	0.0	3.6		1.0	1.0		0.2		5.6	2.0

Corporates & other	6.3	0.4	3.2		2.7	0.7		0.0		7.0	3.4

Total	15.2	3.5	7.4		4.3	1.7		0.1		16.9	6.0

1 Includes other hedges (derivative instruments), guarantees, insurance and collateral. 2 Represents long inventory positions netted at issuer level. 3 Substantially all of which results from CDS; represents long positions net of short positions.

On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Greece, Ireland, Italy, Portugal and Spain as of December 31, 2012 was EUR 4.3 billion, up from EUR 3.8 billion as of December 31, 2011. Our net exposure to these sovereigns was stable at EUR 0.6 billion, compared to December 31, 2011. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2012 included net exposure to financial institutions of EUR 2.0 billion and to corporates and other counterparties of EUR 3.4 billion, compared to EUR 2.3 billion and EUR 2.5 billion, respectively, as of December 31, 2011. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each relevant country.

Sovereign debt rating developments
During 2012 and the first two months of 2013, the sovereign debt rating of the countries listed in the table were affected as follows: Standard & Poor’s lowered the long-term rating for Italy to BBB+ from A, for Portugal to BB from BBB– and for Spain to BBB– from AA–, and increased Greece’s rating to B– from C in February 2012 after several changes, including downgrades to RD (restricted default) in March 2012 and SD (selective default) at the beginning of December 2012. Fitch lowered Italy’s rating to A– from A+, Spain’s rating to BBB from AA–, and Greece’s rating to CCC from B–. Moody’s downgraded Italy to Baa2 from A2, Portugal to Ba3 from Ba2, Spain to Baa3 from A1 and Greece to C from Ca. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from >>>derivatives, foreign exchange and other transactions.

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

Our internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings are reviewed at least annually. For the calculation of internal risk estimates and >>>risk-weighted assets, a >>>PD is assigned to each facility. For corporate & institutional counterparties excluding corporates managed on the Swiss platform, the PD is determined by the internal credit rating. For these client segments, internal ratings are based on the analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals. Credit officers make use of peer analysis, industry comparisons, external ratings and research, and the judgment of credit experts. The PD for each rating is calibrated based on historic default experience, using external data from Standard & Poor’s, and backtested to ensure consistency with internal experience. For corporates managed on the Swiss platform and consumer loans, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating.

We assign an estimate of expected loss in the event of a counterparty default based on the structure of each transaction. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the >>>LGD assumption to estimate the potential credit loss. LGD represents the expected loss on a transaction should default occur and takes into account structure, collateral, seniority of the claim and, in certain areas, the type of counterparty. We use credit risk estimates consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic capital measurement and allocation and financial accounting. This approach also allows us to price transactions involving credit risk more accurately, based on risk/return estimates. The overall internal credit rating system has been approved by >>>FINMA for application of the >>>A-IRB approach under the Basel framework.

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

Our regular review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment. We regularly review the appropriateness of allowances for credit losses. Changes in the credit quality of counterparties of loans held at >>>fair value are reflected in valuation changes recorded directly in revenues, and therefore are not part of the impaired loans balance. Impaired transactions are further classified as potential problem exposure, non-performing exposure or non-interest-earning exposure, and the exposures are generally managed within credit recovery units. The Credit Portfolio and Provisions Review Committee regularly determines the adequacy of allowances.

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

Credit risk

end of	2012	2011	% change

Credit risk (CHF million)

Balance sheet
Gross loans	243,204	234,357	4

of which reported at fair value	20,000	20,694	(3)

Loans held-for-sale	19,894	20,457	(3)

Traded loans	4,282	3,581	20

Derivative instruments [1]	37,138	56,254	(34)

Total balance sheet	304,518	314,649	(3)

Off-balance sheet
Loan commitments [2]	237,110	220,560	8

Credit guarantees and similar instruments	12,833	7,348	75

Irrevocable commitments under documentary credits	6,258	5,687	10

Total off-balance sheet	256,201	233,595	10

Total credit risk	560,719	548,244	2

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements. 2 Includes CHF 139,709 million and CHF 138,051 million of unused credit limits as of December 31, 2012 and 2011, respectively, which were revocable at our sole discretion upon notice to the client.

As of December 31, 2012 and 2011, loans held-for-sale included CHF 554 million and CHF 830 million, respectively, of US subprime residential mortgages from consolidated variable interest entities. Traded loans included US subprime residential mortgages of CHF 383 million and CHF 330 million as of December 31, 2012 and 2011, respectively.

Loans and loan commitments
Loans which we have the intention and ability to hold to maturity are valued at amortized cost less any allowance for loan losses. Loan commitments include irrevocable credit facilities for both divisions and, in Private Banking & Wealth Management, unused credit limits that can be revoked at our sole discretion upon notice to the client. Loans and loan commitments for which the fair value option is elected are reported at fair value with changes in fair value reported in trading revenues.

Loans and loan commitments

end of	2012	2011	% change

Loans and loan commitments (CHF million)

Gross loans	243,204	234,357	4

of which Private Banking & Wealth Management	208,526	197,017	6

of which Investment Banking	34,658	37,329	(7)

Loan commitments	237,110	220,560	8

Total loans and loan commitments	480,314	454,917	6

of which Private Banking & Wealth Management	354,595	343,721	3

of which Investment Banking	125,701	111,069	13

The Private Banking & Wealth Management portfolio consists primarily of mortgages and loans collateralized by marketable securities that can be readily liquidated. In Investment Banking, we manage credit exposures primarily with credit hedges and monetizable collateral. Credit hedges represent the notional exposure that has been transferred to other market counterparties, generally through the use of CDS and credit insurance contracts.

The following tables illustrate the effects of risk mitigation through cash collateral, marketable securities and credit hedges on a combined exposure of loans and loan commitments.
Loans and loan commitments – Private Banking & Wealth Management

end of	2012				2011

Internal ratings	Gross exposure	Cash collateral and marketable securities	Net exposure		Gross exposure	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	2,324	(60)	2,264		2,515	(79)	2,436

AA	7,538	(1,014)	6,524		7,465	(521)	6,944

A	24,987	(2,923)	22,064		21,279	(1,022)	20,257

BBB	240,855	(129,900)	110,955		234,578	(133,475)	101,103

BB	71,776	(9,179)	62,597		71,345	(7,716)	63,629

B	5,241	(567)	4,674		4,833	(460)	4,373

CCC	319	(6)	313		429	(2)	427

CC	48	(1)	47		0	0	0

D	1,507	(170)	1,337		1,277	(162)	1,115

Total loans and loan commitments	354,595	(143,820)	210,775	[1]	343,721	(143,437)	200,284	[1]

Includes irrevocable credit facilities and unused credit limits which can be revoked at our sole discretion upon notice to the client.
1    In addition, we have a synthetic collateralized loan portfolio, the Clock Finance transaction, which effectively transfers the first loss credit risk on a portfolio of originated loans of
CHF 4.8 billion at closing within Corporate & Institutional Clients to capital market investors.

Loans and loan commitments – Investment Banking

end of	2012				2011

Internal ratings	Gross exposure	Credit hedges	Cash collateral and marketable securities	Net exposure	Gross exposure	Credit hedges	Cash collateral and marketable securities	Net exposure

Risk mitigation (CHF million)

AAA	6,529	0	(72)	6,457	8,758	(90)	(869)	7,799

AA	16,774	(1,649)	(23)	15,102	12,331	(3,228)	(4)	9,099

A	29,348	(5,085)	(24)	24,239	22,560	(6,773)	(779)	15,008

BBB	31,092	(8,980)	(1,702)	20,410	31,289	(9,586)	(673)	21,030

BB	18,044	(2,103)	(213)	15,728	15,156	(2,452)	(474)	12,230

B	21,682	(2,663)	(458)	18,561	17,289	(1,738)	(890)	14,661

CCC	1,100	(184)	(65)	851	1,869	(359)	(1)	1,509

CC	18	0	(18)	0	64	0	(21)	43

C	188	(19)	0	169	241	(113)	(62)	66

D	926	(320)	(70)	536	1,512	(190)	(19)	1,303

Total loans and loan commitments	125,701	(21,003)	(2,645)	102,053	111,069	(24,529)	(3,792)	82,748

Includes undrawn irrevocable credit facilities.

Loss given default
The Private Banking & Wealth Management LGD measurement takes into account collateral pledged against the exposure and guarantees received, with the exposure adjusted for risk mitigation. The concentration in BBB and BB rated counterparties with low LGD exposure largely reflects the Private Banking & Wealth Management residential mortgage business, which is highly collateralized. In Investment Banking, the LGD measurement is primarily determined by the seniority ranking of the exposure, with the exposure adjusted for risk mitigation and guarantees received. The LGD measurement system is validated by an internally independent function on a regular basis and has been approved by the regulatory authorities for application in the A-IRB approach under the Basel framework. The tables below present our loans, net of risk mitigation, across LGD buckets for Private Banking & Wealth Management and Investment Banking.

Loans – Private Banking & Wealth Management

end of 2012			Loss given default buckets

Internal ratings	Funded gross exposure	Funded net exposure	0–10%	11–20%	21–40%	41–60%	61–80%	81–100%

Loss given default (CHF million)

AAA	1,107	1,103	117	492	335	157	2	0

AA	2,184	2,144	113	747	1,119	132	8	25

A	18,539	17,746	2,525	10,056	4,497	506	110	52

BBB	124,290	87,688	9,949	48,034	24,115	4,293	885	412

BB	56,200	51,076	5,452	18,306	20,230	4,375	1,102	1,611

B	4,585	4,117	771	871	1,869	496	105	5

CCC	224	217	32	9	176	0	0	0

CC	48	48	1	9	0	38	0	0

D	1,349	1,231	75	246	465	267	118	60

Total loans	208,526	165,370	19,035	78,770	52,806	10,264	2,330	2,165

As of December 31, 2012, 96% of the aggregate Swiss residential mortgage loan portfolio of CHF 93.2 billion had an LTV ratio below 80%. As of December 31, 2011, 95% of the corresponding loan portfolio of CHF 89.1 billion had an LTV ratio below 80%. For the Swiss residential mortgage loans originated in 2012 and 2011, the average LTV ratio was below 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.

Loans – Investment Banking

end of 2012			Loss given default buckets

Internal ratings	Funded gross exposure	Funded net exposure	0–10%	11–20%	21–40%	41–60%	61–80%	81–100%

Loss given default (CHF million)

AAA	2,284	2,211	79	0	1,910	222	0	0

AA	1,820	1,810	269	0	1,444	97	0	0

A	4,425	3,965	605	0	2,282	1,078	0	0

BBB	8,192	3,930	492	0	1,987	1,167	257	27

BB	9,340	7,875	4,064	15	3,078	708	0	10

B	7,136	5,030	2,569	76	1,778	466	141	0

CCC	462	306	47	0	244	15	0	0

CC	18	0	0	0	0	0	0	0

C	160	141	1	0	129	11	0	0

D	821	455	267	11	177	0	0	0

Total loans	34,658	25,723	8,393	102	13,029	3,764	398	37

Loans
Compared to the end of 2011, gross loans increased 4% to CHF 243.2 billion. In Private Banking & Wealth Management, gross loans increased 6% to CHF 208.5 billion, primarily due to higher commercial and industrial loans, an increase in residential mortgages and higher loans to the real estate sector, partially offset by the US dollar translation impact. In Investment Banking, gross loans decreased 7% to CHF 34.7 billion, primarily due to lower commercial and industrial loans, decreased loans to financial institutions and the US dollar translation impact.

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group.
Impaired loans
Gross impaired loans were stable at CHF 1.7 billion in 2012, as increases in non-performing loans in Investment Banking of CHF 99 million and higher non-interest-earning loans in Private Banking & Wealth Management of CHF 79 million were substantially offset by a decrease of CHF 153 million in potential problem loans across the Group.

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

Loans

	Private Banking & Wealth Management				Investment Banking		Credit Suisse		[1]

end of	2012		2011		2012	2011	2012	2011

Loans (CHF million)

Mortgages	91,872		88,255		0	0	91,872	88,255

Loans collateralized by securities	27,363		26,461		0	0	27,363	26,461

Consumer finance	6,290		6,031		611	664	6,901	6,695

Consumer	125,525		120,747		611	664	126,136	121,411

Real estate	25,253		23,287		1,472	1,898	26,725	25,185

Commercial and industrial loans	48,860		44,620		13,829	15,367	62,709	59,998

Financial institutions	7,616		7,085		17,289	18,288	24,905	25,373

Governments and public institutions	1,272		1,278		1,457	1,112	2,729	2,390

Corporate & institutional	83,001	[2]	76,270	[2]	34,047	36,665	117,068	112,946

Gross loans	208,526		197,017		34,658	37,329	243,204	234,357

of which reported at fair value	257		402		19,743	20,292	20,000	20,694

Net (unearned income) / deferred expenses	(39)		(6)		(20)	(28)	(59)	(34)

Allowance for loan losses [3]	(785)		(743)		(137)	(167)	(922)	(910)

Net loans	207,702		196,268		34,501	37,134	242,223	233,413

Impaired loans (CHF million)

Non-performing loans	604		602		255	156	859	758

Non-interest-earning loans	309		230		4	32	313	262

Total non-performing and non-interest-earning loans	913		832		259	188	1,172	1,020

Restructured loans	0		5		30	13	30	18

Potential problem loans	513		603		14	77	527	680

Total other impaired loans	513		608		44	90	557	698

Gross impaired loans [3]	1,426		1,440		303	278	1,729	1,718

of which loans with a specific allowance	1,307		1,286		204	261	1,511	1,547

of which loans without a specific allowance	119		154		99	17	218	171

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	743		782		167	235	910	1,017

Change in scope of consolidation	0		0		(18)	0	(18)	0

Net movements recognized in statements of operations	171		113		(12)	28	159	141

Gross write-offs	(180)		(194)		(21)	(105)	(201)	(299)

Recoveries	34		36		10	5	44	41

Net write-offs	(146)		(158)		(11)	(100)	(157)	(258)

Provisions for interest	13		5		16	9	29	14

Foreign currency translation impact and other adjustments, net	4		1		(5)	(5)	(1)	(4)

Balance at end of period [3]	785		743		137	167	922	910

of which individually evaluated for impairment	598		544		98	106	696	650

of which collectively evaluated for impairment	187		199		39	61	226	260

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.4		1.7	1.1	0.5	0.5

Gross impaired loans / Gross loans [4]	0.7		0.7		2.0	1.6	0.8	0.8

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	86.0		89.3		52.9	88.8	78.7	89.2

Allowance for loan losses / Gross impaired loans [3]	55.0		51.6		45.2	60.1	53.3	53.0

1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking. 2 Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 64,536 million and CHF 62,036 million as of December 31, 2012 and 2011, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Allowance for inherent loan losses
In accordance with accounting principles generally accepted in the US (US GAAP), an inherent loss allowance is estimated for all loans not specifically identified as impaired and that, on a portfolio basis, are considered to contain inherent losses. Inherent losses in the Private Banking & Wealth Management lending portfolio are determined based on current internal risk ratings, collateral and exposure structure, applying historical default and loss experience in the ratings and loss parameters. In Investment Banking, loans are segregated by risk, industry or country rating in order to estimate inherent losses. Inherent losses on loans are estimated based on historical loss and recovery experience and recorded in allowance for loan losses. A provision for inherent losses on off-balance sheet lending-related exposure, such as contingent liabilities and irrevocable commitments, is also determined, using a methodology similar to that used for the loan portfolio.

Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 2012 was CHF 170 million, compared to a net provision of CHF 187 million in 2011. In Private Banking & Wealth Management, the net provision for credit losses in 2012 was CHF 182 million, compared to CHF 111 million in 2011, reflecting higher new provisions and lower releases of provisions. In Investment Banking, the net release of provision for credit losses in 2012 was CHF 12 million, compared to a net new provision of CHF 76 million in 2011. In Investment Banking the change reflected significantly higher provisions in 2011 from a guarantee provided to a third-party bank, and higher releases and recoveries in 2012.

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

The table below illustrates how credit risk on derivatives receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow us to net balances from derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us.

Derivative instruments by maturity

	2012				2011

end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value

Derivative instruments (CHF billion)

Interest rate products	41.4	226.5	436.6	704.5	40.6	208.6	483.0	732.2

Foreign exchange products	32.1	17.8	13.8	63.7	40.6	20.7	14.9	76.2

Precious metals products	0.9	0.6	0.0	1.5	1.5	0.8	0.0	2.3

Equity/index-related products	5.8	7.4	3.4	16.6	9.2	7.2	4.8	21.2

Credit derivatives	2.5	20.0	8.1	30.6	4.5	34.9	23.9	63.3

Other products	1.6	1.8	1.4	4.8	4.9	3.9	2.6	11.4

OTC derivative instruments	84.3	274.1	463.3	821.7	101.3	276.1	529.2	906.6

Exchange-traded derivative instruments				15.6				22.5

Netting agreements [1]				(800.2)				(872.9)

Total derivative instruments				37.1				56.2

of which recorded in trading assets				33.2				52.5

of which recorded in other assets				3.9				3.7

1 Taking into account legally enforceable netting agreements.

Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.

Derivative instruments by counterparty credit rating

end of	2012	2011

Derivative instruments (CHF billion)

AAA	1.9	6.0

AA	9.6	9.6

A	10.9	18.3

BBB	8.1	11.8

BB or lower	5.3	8.0

OTC derivative instruments	35.8	53.7

Exchange-traded derivative instruments [1]	1.3	2.5

Total derivative instruments [1]	37.1	56.2

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

Operational risk is inherent in most aspects of our activities and is comprised of a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also inherently difficult to measure. We believe that effective management of operational risk requires a common firm-wide framework with ownership of these risks residing with the management responsible for the relevant business process.

Operational risk management
The central BORO team within the risk management function is responsible for the overall operational risk management framework design and methodology. It ensures cohesiveness of policies, tools and practices throughout the firm for operational risk management, specifically with regard to identification, evaluation, mitigation, monitoring and reporting of relevant operational risks.

Each individual business area takes responsibility for its operational risks and the provision of adequate resources and procedures for the management of those risks. Businesses are supported by designated operational risk teams at the divisional and Group levels who are responsible for the implementation of the operational risk management framework, methodologies, tools and reporting within their areas as well as working with management on any operational risk issues that arise.

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

We are continuously enhancing our operational risk management practices. In 2012, qualitative and quantitative operational risk tolerance levels were added in all divisions as a new element of the operational risk framework. These tolerance levels are monitored and reported to the divisional risk management committees and CARMC which in turn monitor management adherence and oversee remediation and resolution of breaches. Effective in 2013, operational risk tolerance levels were added to the overall risk appetite framework.

Operational risk measurement
The RAR operational risk modeling team is responsible for the operational risk measurement methodology and associated capital calculations. We have approval from >>>FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the >>>AMA methodology under the Basel framework. We use a similar methodology to measure operational risk for economic capital purposes. The economic capital/AMA methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks that we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. Insurance mitigation is included in the capital assessment where appropriate, by considering the level of insurance coverage for each scenario and incorporating >>>haircuts as appropriate.

In 2012, following discussions with FINMA, we initiated a project to enhance our economic capital/AMA methodology to reflect recent developments regarding operational risk measurement methodology and associated regulatory guidance. For the duration of this project, which is scheduled to conclude in 2013, operational risk capital for regulatory and economic capital purposes has been increased to reflect anticipated changes to our models. The increase has been agreed with FINMA for capital purposes and represents a 20% regulatory uplift on operational risk >>>risk-weighted assets.

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

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
In 2005 and earlier, Credit Suisse AG, through a business line operating in Switzerland, entered into export finance credit facilities involving Iranian parties, through bilateral contracts and as a member of lending syndicates. Credit Suisse AG loaned funds under these facilities for project finance activities in Iran that did not support or facilitate Iran’s nuclear weapons proliferation efforts, its acquisition of other military items, or its support of terrorism. Our participation in these credit facilities was legal under applicable law. The Iranian parties involved in certain credit facilities entered into between 2001 and 2005 subsequently were designated Specially Designated Nationals or Blocked Persons pursuant to an Executive Order of the President of the United States, or fall within the US government’s definition of the government of Iran (which includes government-controlled entities). Default on these facilities is subject to export financing insurance provided by European governmental export credit agencies. Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 1.3 million in interest income in 2012 on these facilities, and believes that it has not earned any related net profit in 2012 and over the life of these facilities. While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it by such parties, including during the reporting period. As of December 31, 2012, approximately CHF 5.4 million was owed to Credit Suisse AG under these credit facilities which is not covered by the European governmental export credit agency guarantees, out of a total amount of approximately CHF 117.2 million outstanding. Credit Suisse AG will continue to seek repayment of funds it is owed under these facilities pursuant to its contractual rights and applicable law, and is cooperating with the European governmental export credit agencies.

During 2012, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.

Credit Suisse AG also holds funds from two wire transfers to non-Iranian customers which were blocked pursuant to Swiss sanctions because Iranian government-owned entities have an interest in such transfers. Such funds are maintained in blocked accounts opened in accordance with Swiss sanctions requirements. Credit Suisse AG derives no revenues or profits from maintenance of these blocked accounts.

Balance sheet, off-balance sheet and other contractual obligations
During 2012, we decreased our balance sheet by 12%, reflecting measures taken in connection with our balance sheet reduction initiative announced in October 2012 and the foreign exchange translation impact. As of the end of 2012, total assets were CHF 924.3 billion, total liabilities were CHF 882.0 billion and total equity was CHF42.3 billion.

Balance sheet summary

	end of			% change

	2012	2011	2010	12 / 11	11 / 10

Assets (CHF million)

Cash and due from banks	61,763	110,573	65,467	(44)	69

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,455	236,963	220,443	(23)	7

Trading assets	256,399	279,553	324,704	(8)	(14)

Net loans	242,223	233,413	218,842	4	7

Brokerage receivables	45,768	43,446	38,769	5	12

All other assets	134,672	145,217	163,780	(7)	(11)

Total assets	924,280	1,049,165	1,032,005	(12)	2

Liabilities and equity (CHF million)

Due to banks	31,014	40,147	37,493	(23)	7

Customer deposits	308,312	313,401	287,564	(2)	9

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,721	176,559	168,394	(25)	5

Trading liabilities	90,816	127,760	133,997	(29)	(5)

Long-term debt	148,134	162,655	173,752	(9)	(6)

Brokerage payables	64,676	68,034	61,746	(5)	10

All other liabilities	106,323	119,524	126,044	(11)	(5)

Total liabilities	881,996	1,008,080	988,990	(13)	2

Total shareholders' equity	35,498	33,674	33,282	5	1

Noncontrolling interests	6,786	7,411	9,733	(8)	(24)

Total equity	42,284	41,085	43,015	3	(4)

Total liabilities and equity	924,280	1,049,165	1,032,005	(12)	2

The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 924.3 billion as of the end of 2012, down CHF 124.9 billion, or 12%, from the end of 2011. Excluding the foreign exchange translation impact, total assets decreased CHF 101.0 billion.

In Swiss francs, a decrease of CHF 53.5 billion, or 23%, in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, reflected a decrease in reverse repurchase transactions. Cash and due from banks decreased CHF 48.8 billion, or 44%, driven by decreases in central bank holdings. Trading assets decreased CHF 23.2 billion, or 8%, due to decreases in derivative instruments, primarily reflecting decreases in interest rate products and credit products, and debt securities, partly offset by an increase in equity securities. Net loans increased CHF 8.8 billion, or 4%, primarily due to higher commercial and industrial loans, an increase in residential mortgages and higher loans to the real estate sector in Private Banking & Wealth Management, partially offset by decreases in commercial and industrial loans and loans to financial institutions in Investment Banking, and the US dollar translation impact. Brokerage receivables increased CHF 2.3 billion, or 5%, reflecting client-flow business. All other assets decreased CHF 10.5 billion, or 7%, including decreases of CHF 5.4 billion, or 7%, in other assets, CHF 1.7 billion, or 32%, in investment securities, CHF 1.6 billion, or 22%, in premises and equipment and CHF 1.2 billion, or 9%, in other investments.

Total liabilities were CHF 882.0 billion as of the end of 2012, down CHF 126.1 billion, or 13%, from the end of 2011. Excluding the foreign exchange translation impact, total liabilities decreased CHF 103.6 billion.

In Swiss francs, a decrease of CHF 43.8 billion, or 25%, in Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions mainly reflected decreases in >>>repurchase agreements in the US and Europe. Trading liabilities decreased CHF 36.9 billion, or 29%, reflecting decreases in derivative instruments and short trading positions. Long-term debt decreased CHF 14.5 billion, or 9%, primarily reflecting the maturing of senior and subordinated debt, offset by issuances of senior and subordinated debt. Due to banks decreased CHF 9.1 billion, or 23%, primarily due to decreases in demand and time deposits from commercial banks. Customer deposits decreased CHF 5.1 billion, or 2%, primarily due to the foreign exchange translation impact and a decrease in certificates of deposit. Brokerage payables decreased CHF 3.4 billion, or 5%, mainly reflecting the foreign exchange translation impact and a decrease in prime brokerage. All other liabilities decreased CHF 13.2 billion, or 11%, including a decrease of CHF 7.5 billion, or 29%, in short-term borrowings and CHF 5.6 billion, or 9% in other liabilities.

> Refer to “Liquidity and funding management” and “Capital management” for more information, including our funding of the balance sheet and the leverage ratio.
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

>>>Derivatives are either privately negotiated >>>OTC contracts or standard contracts transacted through regulated exchanges. The most frequently used derivative products include interest rate, cross-currency swaps and >>>CDS, interest rate and foreign exchange options, foreign exchange forward contracts, and foreign exchange and interest rate futures.

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

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, we have provided certain representations and warranties relating to the loans sold. We have provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that we have purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, we may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether we will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether we can successfully claim against parties that sold loans to us and made representations and warranties to us; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.

> Refer to “Representations and warranties on residential mortgage loans sold” in Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group for further information.

Involvement with special purpose entities
In the normal course of business, we enter into transactions with, and make use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist us and our clients in securitizing financial assets and creating investment products. We also use SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.

As a normal part of our business, we engage in various transactions that include entities that are considered VIEs and are grouped into three primary categories: >>>CDO, >>>CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation under US GAAP, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and potentially has significant benefits or losses in the VIE. We consolidate all VIEs where we are the primary beneficiary. VIEs may be sponsored by us, unrelated third parties or clients. Application of the accounting requirements for consolidation of VIEs, including ongoing reassessment of VIEs for possible consolidation, may require the exercise of significant management judgment.

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
We issue subordinated and senior securities through SPEs that lend the proceeds to the Group.
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations decreased CHF 67.7 billion in 2012 to CHF 676.0 billion, primarily reflecting the decrease in trading liabilities of CHF 36.9 billion to CHF 90.8 billion, the decrease in long-term debt of CHF 14.5 billion to CHF 148.1 billion and the decrease in due to banks of CHF 9.1 billion to CHF 31.0 billion.

> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt and the related interest commitments.
> Refer to “Note 31 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on commitments.
Contractual obligations and other commercial commitments

	2012						2011

Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total

On- and off-balance sheet obligations (CHF million)

Due to banks	29,730	461	237	586	31,014		40,147

Customer deposits	303,886	3,152	386	888	308,312		313,401

Short-term borrowings	18,641	0	0	0	18,641		26,116

Long-term debt [1]	30,458	42,458	25,786	49,432	148,134	[2]	162,655	[2]

Contractual interest payments [3]	1,430	2,119	1,828	2,219	7,596	[4]	–

Trading liabilities	90,816	0	0	0	90,816		127,760

Brokerage payables	64,676	0	0	0	64,676		68,034

Operating lease obligations	677	1,108	875	3,503	6,163		4,559

Purchase obligations	374	191	120	5	690		1,095

Total obligations [5]	540,688	49,489	29,232	56,633	676,042		743,767

1 Refer to "Debt issuances and redemptions" in Liquidity and funding management and "Note 24 – Long-term debt" in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt. 2 Includes non-recourse liabilities from consolidated VIEs of CHF 14,532 million and CHF 14,858 million as of December 31, 2012 and 2011, respectively. 3 Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps. 4 Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 60,064 million, variable rate short-term borrowings of CHF 3,490 million, variable rate interest-bearing deposits and demand deposits of CHF 230,384 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 62,529 million and CHF 3,287 million, respectively. 5 Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 756 million and CHF 1,101 million as of December 31, 2012 and 2011, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 29 – Pension and other post-retirement benefits" in V – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

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

We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, including its appendix stipulating recommendations on the process for setting compensation for the Board of Directors (Board) and the Executive Board. On March 3, 2013, Swiss citizens approved the so-called “Minder Initiative” intended to strengthen shareholder rights. The initiative requires legislation be passed to impose board and executive compensation-related requirements on Swiss public companies, including requiring a binding (rather than advisory) shareholder vote on total board and total executive management compensation and prohibiting severance payments, salary prepayments and payments related to the acquisition or disposal of companies. The initiative also provides that the board members, the board chairperson and the compensation committee members be directly elected by shareholders annually. Further, the initiative calls for criminal sanctions in case of noncompliance. The Federal Council will have one year to issue a transitional ordinance which will be applicable until the Swiss Parliament passes the new law. Timing for the final implementation of the initiative is currently undetermined. We also continuously monitor and adapt our practices to reflect developments in corporate governance principles and practices in jurisdictions outside Switzerland. As in the past few years, regulators focused their attention on compensation practices at financial institutions in 2012.

> Refer to “Compensation” for further information.
In connection with our primary listing on the SIX Swiss Exchange (SIX), we are subject to the SIX Directive on Information Relating to Corporate Governance. Our shares are also listed on the New York Stock Exchange (NYSE) in the form of >>>American Depositary Shares (ADS). Since January 2013, the Group has listed certain exchange traded notes on the Nasdaq Stock Market (Nasdaq). As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and the Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.

The following are the significant differences between our corporate governance standards and the corporate governance standards applicable to US domestic issuers listed on the NYSE and Nasdaq:
– Approval of employee benefit plans: the NYSE and Nasdaq standards require shareholder approval of the establishment of, and material revisions to, certain equity compensation plans. We comply with Swiss law, which requires that shareholders approve the creation of conditional capital used to set aside shares for employee benefit plans and other equity compensation plans, but does not require shareholders to approve the terms of those plans.

– Risk assessment and risk management: the NYSE standards allocate to the Audit Committee responsibility for the discussion of guidelines and policies governing the process by which risk assessment and risk management is undertaken, while at the Group these duties are assumed by the Risk Committee. Whereas our Audit Committee members satisfy the NYSE as well as Nasdaq independence requirements, our Risk Committee may include non-independent members.

– Independence of nominating and corporate governance committee: the NYSE and Nasdaq standards require that all members of the nominating and corporate governance committee be independent. The Group’s Chairman’s and Governance Committee is currently comprised entirely of independent members, but according to its charter, may include non-independent members.

– Reporting: the NYSE and Nasdaq standards require that certain board committees report specified information directly to shareholders, while under Swiss law only the Board reports directly to the shareholders and the committees submit their reports to the full Board.

– Appointment of the external auditor: the NYSE and Nasdaq standards require the Audit Committee to be directly responsible for the appointment, compensation, retention and oversight of the external auditor unless there is a conflicting requirement under home country law. Under Swiss law, the appointment of the external auditor must be approved by the shareholders at the Annual General Meeting (AGM) based on the proposal of the Board, which receives the advice and recommendation of the Audit Committee.

– Audit Committee charter: the Nasdaq standards require the Audit Committee to review and assess the adequacy of its charter on an annual basis, while our Audit Committee’s charter only requires review and assessment from time to time.
– Executive sessions: the NYSE and Nasdaq standards require that the board of directors meet regularly in executive sessions comprised solely of independent directors. Our Board meets regularly in executive sessions comprised of all directors, including any directors determined to be not independent. If any item is being discussed at the meeting that raises a conflict of interest for any of our directors, however, such director does not participate in the related decision making.

– Quorums: the Nasdaq standards require that the company’s by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the company’s common stock for any meeting of the holders of common stock. The Group’s Articles of Association call for a quorum in certain instances, but do not require a quorum of 33 1/3 percent or greater of the holders of the outstanding shares of common stock for any meeting of shareholders.

Corporate governance framework
The Board has adopted corporate governance policies and procedures, which are defined in a series of documents and form the basis of a sound corporate governance framework. Our corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance, include:

– Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of the Group is dated February 6, 2013, and the AoA of the Bank is dated May 2, 2011.

– Code of Conduct: defines the Group’s ethical values and professional standards that the Board and all employees are required to follow, including adherence to all relevant laws, regulations, and policies in order to maintain and strengthen our reputation for integrity, fair dealing and measured risk taking. The Code of Conduct also implements requirements stipulated under the US Sarbanes-Oxley Act of 2002 (SOX) by including provisions on ethics for our Chief Executive Officer (CEO) and our principal financial and accounting officers and other persons performing similar functions. No waivers or exceptions are permissible under our Code of Conduct. Our Code of Conduct is available on our website at www.credit-suisse.com/code in nine languages.

– Organizational Guidelines and Regulations (OGR): define the responsibilities and sphere of authority of the Board, its committees and the various senior management bodies within the Group, as well as the relevant reporting procedures.

– Corporate Governance Guidelines: summarize corporate governance principles promoting the function of the Board and its committees and the effective governance of the Group.
– Board of Directors charter: outlines the organization and responsibilities of the Board.
– Board committee charters: define the organization and responsibilities of the committees.
– Compensation policy: provides a foundation for the development of sound compensation plans and practices.
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

Our business consists of two operating divisions: Private Banking & Wealth Management and Investment Banking. The two divisions are complemented by Shared Services and a regional management structure.
> Refer to “I – Information on the company” for further information on our structure.
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 38 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.

The Group is listed on the SIX (Swiss Security Number 1213853), with a market capitalization of CHF 29,402 million as of December 31, 2012. No Group subsidiaries have shares listed on the SIX or any other stock exchange.

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

Number of employees
end of	2012	2011	% change

Number of employees (full-time equivalents)

Private Banking & Wealth Management	27,300	28,100	(3)

Investment Banking	19,800	20,700	(4)

Corporate Center	300	900	(67)

Number of employees	47,400	49,700	(5)

of which Switzerland	19,400	21,200	(8)

of which EMEA	9,300	9,200	1

of which Americas	11,300	11,700	(3)

of which Asia Pacific	7,400	7,600	(3)

Employees
As of December 31, 2012, we had 47,400 employees worldwide, of which 19,400 were in Switzerland and 28,000 were abroad.
The number of employees decreased by 2,300, or 5%, compared to the end of 2011. This reflected reductions in headcount of 3,200 employees in connection with our cost-efficiency initiatives in Investment Banking and Private Banking & Wealth Management and the sale of Wincasa AG, a provider of real estate services, offset by graduate hiring and contractor employee conversion. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.

Information policy
We are committed to an open and fair information policy with our shareholders and other stakeholders. Our Investor Relations and Corporate Communications departments are responsible for inquiries.
All Credit Suisse Group AG shareholders registered in our share register receive an invitation to our AGM including an order form to receive the annual report and other reports. Each registered shareholder also receives a quarterly shareholders’ letter and may elect to receive the quarterly reports on our financial performance.

All of these reports and other information can be accessed on our website at www.credit-suisse.com/investors.
Articles of Association
The summaries below of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the Swiss Code of Obligations and the AoA. The Group’s and Bank’s AoA are available on our website at www.credit-suisse.com/articles.

> Refer to “Shareholders” and “Additional information” for a summary of the material provisions of our AoA and the Swiss Code of Obligations as they relate to our shares.
Indemnification
Neither our AoA nor Swiss statutory law contains provisions regarding the indemnification of directors and officers. According to general principles of Swiss employment law, an employer may, under certain circumstances, be required to indemnify an employee against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct. It is our policy to indemnify current and former directors and/or employees against certain losses and expenses in respect of service as a director or employee of the Group, one of the Group’s affiliates or another entity that we have approved, subject to specific conditions or exclusions. We maintain directors’ and officers’ insurance for our directors and officers.

Shareholders
Capital structure
Our total issued share capital as of December 31, 2012 was CHF 52,833,197 divided into 1,320,829,922 registered shares, with a nominal value of CHF 0.04 per share. Our shares are listed on the SIX and in the form of >>>ADS on the NYSE.

> Refer to “Note 7 – Share capital, conditional, conversion and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26b-c and 27) for information on changes to our capital structure during the year.

Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base as of December 31, 2012 was comprised of 10% private investors, 76% institutional investors and 14% other investors. The geographical break down of our institutional investors is as follows: 18% Switzerland, 9% other continental Europe, 14% the UK and Ireland, 44% the US and 15% the rest of the world.

As of December 31, 2012, 138,649 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of the Group. As of December 31, 2012, 50.5 million, or 3.8%, of the issued shares were in the form of ADS. Another 12 million, or 0.9%, of the issued shares were registered in the name of US domiciled shareholders (excluding nominees) as of December 31, 2012.

The information provided in the following tables reflects the distribution of Group shares as registered in our share register.
Distribution of Group shares in the share register
	2012				2011

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Distribution of Group shares

Swiss	122,564	89	112,106,298	9	128,470	88	113,717,974	10

Foreign	11,427	8	13,464,237	1	12,057	8	12,442,468	1

Private investors	133,991	97	125,570,535	10	140,527	96	126,160,442	11

Swiss	4,030	3	123,232,578	9	4,426	3	143,700,242	12

Foreign	628	0	620,098,199	47	703	1	544,466,906	44

Institutional investors	4,658	3	743,330,777	56	5,129	4	688,167,148	56

Shares registered in share register	138,649	100	868,901,312	66	145,656	100	814,327,590	67

of which Switzerland	126,594	91	235,338,876	18	132,896	91	257,418,216	21

of which Europe	10,791	8	420,808,155	32	11,380	8	301,566,718	25

of which US	191	0	189,766,059	14	225	0	161,319,018	13

of which Other	1,073	1	22,988,222	2	1,155	1	94,023,638	8

Shares not registered in share register	–	–	451,928,610	34	–	–	410,005,472	33

Total shares issued	–	–	1,320,829,922	100	–	–	1,224,333,062	100

Distribution of institutional investors in share register by industry
	2012				2011

end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%

Institutional investors by industry

Banks	36	0	2,042,785	0	43	0	17,406,303	1

Insurance companies	94	0	4,352,379	0	94	0	12,216,227	1

Pension funds	805	1	40,068,367	3	912	1	34,877,001	3

Investment trusts	342	0	60,480,195	5	339	0	72,892,153	6

Other trusts	762	1	7,631,919	1	847	1	7,306,944	1

Governmental institutions	32	0	6,474,774	0	32	0	3,968,027	0

Other [1]	2,409	2	96,910,802	7	2,645	2	168,443,544	14

Direct entries	4,480	3	217,961,221	17	4,912	4	317,110,199	26

Fiduciary holdings	178	0	525,369,556	40	217	0	371,056,949	30

Total institutional investors	4,658	3	743,330,777	56	5,129	4	688,167,148	56

1 Includes various other institutional investors for which a breakdown by industry type was not available.

Significant shareholders
Under the Swiss Federal Act of Stock Exchanges and Securities Trading (SESTA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has the obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to their annual consolidated financial statements the identity of any shareholders who own in excess of 5% of their shares. The following provides an overview of the holdings of shares of our significant shareholders, including any rights to purchase or dispose of shares, based on the most recent disclosure notifications. In line with the SESTA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. The full text of all notifications can be found on our website at www.credit-suisse.com/shareholders. Each share entitles the holder to one vote.

> Refer to “Note 3 – Business developments and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information on significant shareholders.
The Group also holds positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect market making, facilitating customer orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2012, our holdings amounted to 7.0% purchase positions (2.9% registered shares and 4.1% share acquisition rights) and 41.9% were sales positions (disposal rights).

Cross shareholdings
The Group has no cross shareholdings in excess of 5% of capital or voting rights with any other company.

Significant shareholders
	Group publication of notification	Number of shares (million)	Approximate shareholding %		Purchase rights %

December 31, 2012 or the most recent notification date

Qatar Investment Authority (registered entity – Qatar Holding LLC)	April 30, 2011	76.1	6.2		–

The Olayan Group (registered entity – Crescent Holding GmBH)	July 24, 2012	78.4	6.1		10.9	[1]

Dodge & Cox	December 19, 2012	63.5	5.0		–

Franklin Resources, Inc.	September 14, 2012	57.3	4.5		–

Capital Group Companies, Inc.	January 21, 2013	39.4	3.1		1.0	[2]

Black Rock Inc.	January 25, 2013	38.6	3.0		–

Harris Associates L.P.	May 17, 2012	36.9	3.0		–

Norges Bank	August 3, 2012	28.0	2.2		1.7	[3]

December 31, 2011

The Olayan Group (registered entity – Crescent Holding GmbH)	February 2, 2010	77.8	6.6		–

Qatar Investment Authority (registered entity – Qatar Holding LLC)	April 30, 2011	73.2	6.2		–

Dodge & Cox	December 15, 2011	35.9	3.0		–

Franklin Resources, Inc.	December 15, 2011	35.7	3.0		–

December 31, 2010

The Olayan Group (registered entity – Crescent Holding GmbH)	February 2, 2010	78.4	6.6		–

Qatar Investment Authority (registered entity – Qatar Holding Netherlands B.V.)	August 27, 2010	73.2	6.2	[4]	–

Black Rock Inc.	December 1, 2009	44.4	3.8		–

Koor Industries Ltd.	February 9, 2010	37.0	3.1		–

Capital Group Companies, Inc.	February 25, 2010	35.5	3.1		–

1 Consists of 8.1% purchase rights relating to The Olayan Group's holdings of 8,625 tier 1 buffer capital notes, which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 2.7% purchase rights relating to the holdings of CHF 569 million mandatory and contingent convertible securities (MACCS), of which CHF 419 million were underwritten by The Olayan Group. The MACCS will convert to 35 million Group shares on March 29, 2013 at the conversion price of CHF 16.29, with settlement and delivery of shares in early April 2013. The remaining 0.1% purchase rights relate to The Olayan Group's holdings of options. 2 Relates to the Capital Group Companies, Inc.'s holdings of CHF 201 million MACCS, which will convert to 12.3 million shares on March 29, 2013 at the conversion price of CHF 16.29, with settlement and delivery in early April 2013. 3 Relates to Norges Bank's holdings of CHF 353 million MACCS, which will convert to 21.6 million shares on March 29, 2013 at the conversion price of CHF 16.29, with settlement and delivery in early April 2013. 4 In the same notification, Qatar Holding Netherlands B.V. notified of their holdings of 1.25% sales positions (disposal rights) related to a variable forward agreement in respect of 14.8 million Group shares.

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

Annual General Meeting
Under Swiss law, the AGM must be held within six months of the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board and by shareholders, must be published in the Swiss Official Commercial Gazette at least 20 days prior to the AGM.

Shares only qualify for voting at an AGM if they are entered into the share register with voting rights no later than three days prior to the AGM.
Convocation of shareholder meetings
The AGM is convened by the Board or, if necessary, by the statutory auditors, with 20 days’ prior notice. The Board is further required to convene an extraordinary shareholders’ meeting (EGM) if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an EGM must be submitted in writing to the Board, and, at the same time, Group shares representing at least 10% of the nominal share capital must be deposited for safekeeping. The shares remain in safekeeping until the day after the EGM.

Request to place an item on the agenda
Shareholders holding shares with an aggregate nominal value of at least CHF 40,000 have the right to request that a specific item be placed on the agenda and voted upon at the AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board no later than 45 days before the meeting and, at the same time, Group shares with an aggregate nominal value of at least CHF 40,000 must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM.

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
– increase in conditional and authorized capital;
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

Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 15 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the AoA for a staggered board. One year of office is understood to be the period of time from one AGM to the close of the next AGM. Our OGR specify that the members of the Board shall generally retire at the ordinary AGM in the year in which they reach the age of 70 or after having served on the Board for 15 years. The Board may in certain circumstances propose to the shareholders to elect a particular Board member for a further term of a maximum of three years despite the respective Board member having reached the age or term limitation.

The Board has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed by the Board for a term of one year. An overview of the Board and committee membership is shown in the following table. The composition of the Boards of the Group and the Bank is identical.

Members of Board and Board committees
	Board member since	Current term end	Independence	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee

December 31, 2012

Urs Rohner, Chairman	2009	2015	Independent	Chairman	–	–	–

Peter Brabeck-Letmathe, Vice-Chairman	1997	2014	Independent	Member	–	–	–

Jassim Bin Hamad J.J. Al Thani	2010	2013	Not independent	–	–	–	–

Robert H. Benmosche	2010	2013	Independent	–	–	Member	–

Iris Bohnet	2012	2015	Independent	–	–	Member	–

Noreen Doyle	2004	2013	Independent	–	–	–	Member

Jean-Daniel Gerber	2012	2015	Independent	–	Member	–	–

Walter B. Kielholz	1999	2014	Independent	Member	–	Member	–

Andreas N. Koopmann	2009	2015	Independent	–	–	–	Member

Jean Lanier	2005	2014	Independent	–	Member	Member	–

Anton van Rossum	2005	2014	Independent	–	–	–	Member

Aziz R.D. Syriani	1998	2013	Independent	Member	–	Chairman	–

David W. Syz	2004	2013	Independent	–	Member	–	–

Richard E. Thornburgh	2006	2015	Independent	Member	Member	–	Chairman

John Tiner	2009	2015	Independent	Member	Chairman	–	Member

The Board proposes the following candidate to be elected to the Board at the AGM on April 26, 2013: Kai S. Nargolwala, the Lead Independent Director of Singapore Telecommunications Ltd. and a former Credit Suisse Executive Board member and CEO of the Asia Pacific Region. The Board also proposes the re-election of Jassim Bin Hamad J.J. Al Thani and Noreen Doyle to the Board. In view of the age limit under our OGR, Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz will retire from the Board at the AGM in April 2013.

Board composition
The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on criteria it establishes. The Chairman’s and Governance Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Chairman’s and Governance Committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Chairman’s and Governance Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group. The background, skills and experience of our Board members are diverse and broad and include holding top management positions at financial services and industrial companies in Switzerland and abroad or having held leading positions in government, academia and international organizations. The Board is composed of individuals with diverse experience, geographical origin and tenure.

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

Meetings
In 2012, the Board held six full-day meetings in person and seven additional meetings. In addition, the Board held a two-day strategy session. From time to time, the Board may also take certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.

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

Meeting attendance
	Board of Directors	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee

in 2012

Total number of meetings held	11	12	11	10	6

Number of members who missed no meetings	11	2	6	4	3

Number of members who missed one meeting	3	2	0	1	1

Number of members who missed two or more meetings	2	2	0	0	1

Meeting attendance, in %	95	92	100	98	90

Meeting attendance
The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve. The Chairman and the Vice-Chairman may attend committee meetings as guests without voting power. The meeting attendance statistics for the Board and committee meetings are shown in the “Meeting attendance” table.

Independence
The Board consists solely of directors who have no executive functions within the Group. As of December 31, 2012, 14 members of the Board were determined by the Board to be independent, and one member, Jassim bin Hamad J.J. Al Thani, was determined not to be independent. In its independence determination, the Board takes into account the factors set forth in the Corporate Governance Guidelines, the OGR, the committee charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.

The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for the final determination of independence of each individual member. Our definition of independence is in line with the Swiss Code of Best Practice for Corporate Governance and the NYSE and Nasdaq definitions. In general, a director is considered independent if the director:

– is not, and has not been for the prior three years, employed as an executive officer of the Group or any of its subsidiaries;
– is not, and has not been for the prior three years, an employee or affiliate of our external auditor; and
– does not maintain a material direct or indirect business relationship with the Group or any of its subsidiaries.
Whether or not a relationship between the Group or any of its subsidiaries and a member of the Board is considered material depends in particular on the following factors:
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

Mr. Al Thani was determined not to be independent due to the scope of various business relationships between the Group and Qatar Investment Authority (QIA), a state-owned company that has close ties to the Al Thani family, and between the Group and the Al Thani family. The Group has determined these various business relationships could constitute a material business relationship. Effective as of the AGM in April 2012, Chairman Urs Rohner was determined to be an independent member of the Board. Urs Rohner, who was elected to the Board at the AGM in April 2009, was previously determined not to be independent due to his former role as a member of the Executive Board. As described above, our independence guidelines require that a Board member not have been employed as an executive officer of the Group or any of its subsidiaries for the prior three years.

Chairman of the Board
The Chairman executes his role on a full-time basis. The Chairman coordinates the work within the Board, works with the committee chairmen to coordinate the tasks of the committees and ensures that the Board members are provided with the information relevant for performing their duties. In particular, the Chairman drives the Board agenda and key Board topics, especially regarding the strategic development of the Group, succession planning, the structure and organization of the Group, as well as compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the Shareholder Meetings, leads the Group’s corporate governance and takes an active role in representing the Group to the key shareholders, investors, regulators and supervisors, industry associations and other stakeholders. The Chairman has no executive function within the Group. With the exception of the Chairman’s and Governance Committee, the Chairman is not a member of any of the Board’s standing committees. However, he may attend all or part of selected committee meetings as a guest without voting power.

Segregation of duties
In accordance with Swiss banking law, the Group operates under a dual board structure, which strictly segregates the duties of supervision, which are the responsibility of the Board, from the duties of management, which are the responsibility of the Executive Board. The roles of the Chairman and the CEO are separate and carried out by two different people.

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

Board evaluation
The Board performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in its charter and the Board’s objectives and determines future objectives, including any special focus objectives, and a work plan for the coming year. The Chairman does not participate in the discussion of his own performance. As part of the self-assessment, the Board evaluates its effectiveness with respect to a number of different aspects, including board structure and composition, communication and reporting, agenda setting and continuous improvement. From time to time, the Board may also mandate an external advisor to facilitate the evaluation process.

Board committees
At each Board meeting, the committee chairmen report to the Board about the activities of the respective committees. In addition, the minutes and documentation of the committee meetings are accessible to all Board members.

Chairman’s and Governance Committee
The Chairman’s and Governance Committee consists of the Chairman, the Vice-Chairman and the chairmen of the committees of the Board and other members appointed by the Board. It may include non-independent Board members. Our Chairman’s and Governance Committee consists of six members, all of whom are independent.

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

The Chairman’s and Governance Committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Audit Committee
The Audit Committee consists of not fewer than three members, all of whom must be independent. The chairman of the Risk Committee is generally appointed as one of the members of the Audit Committee. Our Audit Committee consists of five members, all of whom are independent.

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

In addition, the US Securities and Exchange Commission requires disclosure about whether a member of the Audit Committee is an audit committee financial expert within the meaning of SOX. The Board has determined that John Tiner is an audit committee financial expert.

Pursuant to its charter, the Audit Committee holds meetings at least once each quarter, prior to the publication of our consolidated financial statements. Typically, the Audit Committee convenes for a number of additional meetings and workshops throughout the year. The meetings are attended by management representatives, as appropriate, the Head of Internal Audit and senior representatives of the external auditor. A private session with Internal Audit and the external auditors is regularly scheduled to provide them with an opportunity to discuss issues with the Audit Committee without management being present. The Head of Internal Audit reports directly to the Audit Committee chairman.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight role by:
– monitoring and assessing the integrity of the consolidated financial statements as well as disclosures of the financial condition, results of operations and cash flows;
– monitoring the adequacy of the financial accounting and reporting processes and the effectiveness of internal controls over financial reporting;
– monitoring processes designed to ensure compliance by the Group in all significant respects with legal and regulatory requirements, including disclosure controls and procedures;
– monitoring the adequacy of the management of operational risks, jointly with the Risk Committee, including assessing the effectiveness of internal controls that go beyond the area of financial reporting;
– monitoring the adequacy of the management of reputational risks, jointly with the Risk Committee; and
– monitoring the qualifications, independence and performance of the external auditors and of Internal Audit.
The Audit Committee is regularly informed about significant projects aimed at further improving processes and receives regular updates on major litigation matters as well as significant regulatory and compliance matters. The Audit Committee also oversees the work of our external auditor and pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy that is designed to help ensure that the independence of the external auditor is maintained at all times. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. Furthermore, the Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters, including a whistleblower hotline to provide the option to report complaints on a confidential, anonymous basis. The Audit Committee performs a self-assessment once a year where it critically reviews its own performance and determines objectives, including any special focus objectives, and a work plan for the coming year.

Compensation Committee
The Compensation Committee consists of not fewer than three members, all of whom must be independent. Our Compensation Committee consists of four members, all of whom are independent.
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The Compensation Committee’s duties and responsibilities include reviewing the Group’s compensation policy, newly established compensation plans or amendments to existing plans and recommending them to the Board for approval, as well as reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall variable compensation pools and the compensation payable to the members of the Board, the Executive Board, the head of Internal Audit and certain other members of senior management. The meetings are attended by management representatives, as appropriate.

The Compensation Committee is assisted in its work by external legal counsel Nobel & Hug and an independent global compensation consulting firm, Johnson Associates, Inc. Johnson Associates does not provide other services to the Group other than assisting the Compensation Committee. In 2012, the Compensation Committee retained Fehr Advice & Partners AG, a Swiss-based consulting firm, to advise on the compensation approach for the Executive Board. The Compensation Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

> Refer to “Compensation governance” in Compensation for information on our compensation approach, principles and objectives.
Risk Committee
The Risk Committee consists of not fewer than three members. It may include non-independent members. The chairman of the Audit Committee is generally appointed as one of the members of the Risk Committee. Our Risk Committee consists of five members, all of whom are independent.

The Risk Committee has its own charter, which has been approved by the Board, and holds at least four meetings a year. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The meetings are attended by management representatives, as appropriate.

The Risk Committee’s main duties are to assist the Board in reviewing and assessing the integrity and adequacy of the Group’s risk management function, in particular as it relates to market, credit, liquidity and funding risks, reviewing the adequacy of the Group’s capital and its allocation to the Group’s businesses reviewing certain risk limits and making recommendations to the Board, and reviewing and assessing the Group’s risk appetite framework. The Risk Committee also reviews and assesses the adequacy of the management of reputational and operational risks, including the adequacy of the internal control system, jointly with the Audit Committee. The Risk Committee performs a self-assessment once a year where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Banking relationships with members of the Board and Executive Board and related party transactions
Banking relationships
The Group is a global financial services provider. Many of the members of the Board and the Executive Board or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the US Securities and Exchange Commission, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2012, 2011 and 2010, there was no loan exposure to such related parties that was not made in the ordinary course of business and at prevailing market conditions.

> Refer to “Executive Board shareholdings and loans” and “Board shareholdings and loans” in Compensation for a listing of the outstanding loans to members of the Executive Board and the Board.
Related party transactions
Exchange of Tier 1 Capital Notes into Tier 1 Buffer Capital Notes
In February 2011, we entered into definitive agreements with entities affiliated with QIA and The Olayan Group (the Investors), each of which has significant holdings of Group shares and other Group financial products, to issue tier 1 buffer capital notes (Tier 1 BCN). Under the agreements, the Investors agreed to purchase USD 3.45 billion Tier 1 BCN and CHF 2.5 billion Tier 1 BCN in exchange for their holdings of USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes issued in 2008 (Tier 1 Capital Notes) or, in the event that the Tier 1 Capital Notes have been redeemed in full, for cash. At that time, the purchase or exchange was expected to occur no earlier than October 23, 2013, the first call date of the Tier 1 Capital Notes. In July 2012, we entered into an amendment agreement with the entity affiliated with The Olayan Group for the immediate exchange of USD 1.725 billion of their existing Tier 1 Capital Notes into an equivalent principal amount of Tier 1 BCN, thereby accelerating the exchange initially scheduled for October 2013. The accelerated exchange of some of the outstanding Tier 1 Capital Notes was one of a number of capital strengthening measures that we announced in July 2012.

Under their terms, the Tier 1 BCN will be converted into our ordinary shares if our reported common equity tier 1 (CET1) ratio, as determined under >>>Basel Committee on Banking Supervision regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless the >>>Swiss Financial Market Supervisory Authority (FINMA), at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The Tier 1 BCN will also be converted if FINMA determines that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. In addition, conversion of the Tier 1 BCN held by The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, our reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of our ordinary shares over a five day period preceding the notice of conversion. In connection with the July 2012 exchange, the conversion floor price of the Tier 1 BCN delivered in the exchange as well as the remaining Tier 1 BCN scheduled to be delivered in October 2013 was adjusted to match the conversion price of the MACCS described below. The Tier 1 BCN are deeply subordinated, perpetual and callable by us no earlier than 2018 and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion Tier 1 BCN and CHF 2.5 billion Tier 1 BCN at fixed rates of 9.5% and 9.0%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.

At the time of the original transaction, the Group determined that this was a material transaction and deemed the Investors to be related parties of our Board members Mr. Al Thani and Mr. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board (except for Mr. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the Tier 1 Capital Notes issued in 2008 and held by the Investors, were fair.

Issuance of mandatory and contingent convertible securities
In July 2012, we issued CHF 3.8 billion MACCS that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events), with settlement and delivery of shares in early April 2013. Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The conversion price of CHF 16.29 per share corresponded to 95% of the volume weighted average market price for the two trading days preceding the transaction. Investors in the MACCS included entities affiliated with the Investors, which also have been deemed by the Group to be related parties of our Board members, Mr. Al Thani and Mr. Syriani, respectively. The issuance of the MACCS was one of a number of capital strengthening measures executed by the Group in 2012. In addition to the Investors, a number of other investors of the Group purchased the MACCS, including Norges Bank and the Capital Group Companies, Inc., which like the Investors have significant holdings of Group shares. The terms and conditions for the conversion of the MACCS are equally applicable to all purchasers.

> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information about the Tier 1 BCN and the MACCS.
Plus Bonds
We provided members of the Executive Board who did not participate in the structuring of the instrument the opportunity to invest their own funds in Plus Bond instruments with substantially the same terms as the Plus Bond awards granted to certain employees as deferred variable compensation for 2012. As a result, certain Executive Board members acquired an aggregate of CHF 9 million in Plus Bond instruments in February 2013.

> Refer to “Plus Bond awards” in Compensation – Group compensation – Compensation design – Deferred variable compensation instruments for further information.
Loan to Arcapita Bank
In February 2012, the Group downgraded to impaired status a loan with an outstanding principal amount of USD 30 million to Arcapita Bank B.S.C. (Arcapita Bank), an international investment firm headquartered in Bahrain. The financing provided to Arcapita Bank was extended in 2007 on arm’s length terms and at the time, did not involve more than the normal risk of collectability or present other unfavorable features. Arcapita Bank may be deemed to be a related party entity of the Group because our Board member Mr. Al Thani is also a member of the board of directors of Arcapita Bank. Mr. Al Thani joined the Arcapita Bank board of directors in October 2008 and our Board in 2010, in both cases after the loan was extended. Arcapita Bank filed for Chapter 11 bankruptcy in the US in March 2012, and the Group subsequently sold its USD 30 million credit position to an unrelated third party. As of December 31, 2012, the Group had no credit exposure to Arcapita Bank.

> Refer to “Note 28 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information on related party transactions.

Biographies of the Board members

Urs Rohner
Born 1959 Swiss Citizen
Urs Rohner has been the Chairman of the Board and the Chairman’s and Governance Committee since the 2011 AGM. He was Vice-Chairman of the Board and a member of the Chairman’s and Governance and Risk Committees (2009 to 2011). He was a member of the Executive Boards of Credit Suisse Group and Credit Suisse (2004 to 2009) and served as General Counsel of Credit Suisse Group (2004 to 2009) and as COO and General Counsel of Credit Suisse (2006 to 2009). His term as a Board member expires at the AGM in 2015. The Board has determined him to be independent under the Group’s independence standards.

Mr. Rohner served as Chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG (2000 to 2004) and CEO of ProSieben Media AG (2000). He was a partner at Lenz & Staehelin (1992 to 1999) and an attorney with the law firm Sullivan & Cromwell LLP in New York (1988 to 1989) and Lenz & Staehelin in Zurich (1990 to 1992, 1983 to 1988). Mr. Rohner graduated with a degree in law from the University of Zurich, Switzerland, in 1983. He was admitted to the bars of the canton of Zurich in 1986 and the state of New York in 1990.

Mr. Rohner is the chairman of the Board of Trustees of the Credit Suisse Foundation and the Credit Suisse Research Institute. He is a board member of the Institute of International Finance and the Institute International d’Etudes Bancaires, a member of the European Financial Services Round Table and the European Banking Group, the co-chair of the International Advisory Board of the Moscow International Finance Center and serves on the International Business Leaders Advisory Council of the Mayor of Beijing. Mr. Rohner is also a board member of Avenir Suisse, Economiesuisse and the International Institute for Management Development (IMD) Foundation, the chairman of the Advisory Board of the University of Zurich’s Department of Economics and a board member of the Zurich Opera House and the Lucerne Festival.

Peter Brabeck-Letmathe
Born 1944 Austrian Citizen
Peter Brabeck-Letmathe has been Vice-Chairman of the Board since 2008, a function he also held from 2000 to 2005. He has been a member of the Board since 1997 and a member of the Chairman’s and Governance Committee since 2008. He served on the Compensation Committee (2008 to 2011 and 2000 to 2005) and on the Chairman’s and Governance Committee (2003 to 2005). His term as a member of the Board expires at the AGM in 2014. The Board has determined him to be independent under the Group’s independence standards.

Mr. Braback-Letmathee has been the Chairman of the Board of Directors of Nestlé SA since 2005. He was also the CEO of Nestlé SA (1997 to 2008) and since 1987 has been based at Nestlé SA’s headquarters in Vevey. He joined Nestlé SA’s sales operations in Austria after graduating in 1968. His career at Nestlé SA has included a variety of assignments in several European countries and in Latin America. Mr. Brabeck-Letmathe studied economics at the University of World Trade, Vienna.

Mr. Brabeck-Letmathe has been Vice-Chairman of the Board of Directors of L’Oréal SA, Paris, since 1997, and has been a board member of Exxon Mobil Corporation and Delta Topco (Formula 1), both since 2010, and assumed the role of Chairman of Delta Topco (Formula 1) in 2012. He is also a member of the Foundation Board of the World Economic Forum and a member of the European Round Table of Industrialists.

Jassim Bin Hamad J.J.
Al Thani
Born 1982 Qatari Citizen
Jassim Bin Hamad J.J. Al Thani has been a member of the Board since 2010. His term as a member of the Board expires at the AGM in 2013. The Board has determined him to be not independent under the Group’s independence standards. For further information, refer to Independence.

Since April 2005, Mr. Al Thani has been Chairman of the Board of Directors of Qatar Islamic Bank. He is also the Chairman of: QInvest, the first Islamic investment bank founded in Qatar; QIB (UK), an Islamic investment bank founded by the Qatar Islamic Bank in London; Damaan Islamic Insurance Co. (BEEMA); and Q-RE LLC, an insurance and reinsurance company. He is the CEO of Al Mirqab Capital LLC, Qatar, a family enterprise, and a member of the Board of Directors of Qatar Navigation Company, Qatar Insurance Company and Arcapita Bank, Bahrain. Mr. Al Thani completed his studies in the State of Qatar and graduated as an Officer Cadet from the Royal Military Academy in England.

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

Iris Bohnet
Born 1966 Swiss Citizen
Iris Bohnet was elected to the Board at the AGM 2012 and has since served as a member of the Compensation Committee. Her term as a member of the Board expires at the AGM in 2015. The Board has determined her to be independent under the Group’s independence standards.

Ms. Bohnet has been a Professor of Public Policy at the Harvard Kennedy School, Massachusetts, since 2006, and Academic Dean of the Harvard Kennedy School since 2011. She joined the academic faculty of Harvard University in 1998 as Assistant Professor of Public Policy at the Harvard Kennedy School and was named Associate Professor in 2003. Ms. Bohnet also serves as the Director of the Women and Public Policy Program at the Harvard Kennedy School. She was a visiting scholar at the Haas School of Business at the University of California at Berkeley (1997 to 1998). Ms. Bohnet received a Masters Degree in Economic History, Economics and Political Science from the University of Zurich, Switzerland, in 1992, and a doctorate degree in Economics from the same university in 1997.

Ms. Bohnet is currently a member of the Advisory Board of the Vienna University of Economics and Business Administration, the Global Agenda Council on Women’s Empowerment of the World Economic Forum and the World Knowledge Dialogue, Villars-sur-Ollon. She chairs the Kennedy School’s executive program for the World Economic Forum’s Young Global Leaders.

Noreen Doyle
Born 1949 Irish and US Citizen
Noreen Doyle has been a member of the Board since 2004 and a member of the Risk Committee since 2009. Since 2012, Ms. Doyle also serves as a non-executive director and as of 2013 chairs the boards of Credit Suisse International and Credit Suisse Securities Europe Limited, two of the Group’s UK subsidiaries. She served on the Audit Committee (2007 to 2008) and the Risk Committee (2004 to 2007). Her term as a member of the Board expires at the AGM in 2013. The Board has determined her to be independent under the Group’s independence standards.

Ms. Doyle was the first Vice President and Head of Banking of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005. She became Deputy Vice President of Risk Management in 1997, was appointed Chief Credit Officer in 1994 and joined the EBRD in 1992 as Head of Syndications. Prior to joining the EBRD, Ms. Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London. Ms. Doyle received a BA in Mathematics from The College of Mount Saint Vincent, New York, in 1971, and an MBA from Dartmouth College, New Hampshire, in 1974.

Ms. Doyle currently serves on the Boards of Directors of the Newmont Mining Corporation and QinetiQ Group Plc., a UK-based defense technology and security company. She is also a member of the Advisory Board of the Macquarie European Infrastructure Fund and the Macquarie Renaissance Infrastructure Fund. Ms. Doyle was a member of the board of Rexam Plc, a global consumer packaging company (2005 to 2012). Ms. Doyle chairs the Board of Governors of the Marymount International School, London, since 2010, and is also a patron of the Women in Banking and Finance in London.

Jean-Daniel Gerber
Born 1946 Swiss Citizen
Jean-Daniel Gerber was elected to the Board at the AGM 2012 and has since served as a member of the Audit Committee. His term as a member of the Board expires at the AGM in 2015. The Board has determined him to be independent under the Group’s independence standards.

Jean-Daniel Gerber was appointed by the Swiss Federal Council to State Secretary in 2004. In this function, he was Head of the State Secretariat for Economic Affairs, a function from which he retired in 2011. Mr. Gerber was Director of the Swiss Federal Office of Migration (1994 to 2004), and served as Executive Director at the World Bank Group in Washington D.C (1993 to 1997). Prior to that, he held the positions of Head of Economic and Financial Affairs at the Swiss Embassy in Washington D.C. and Swiss representative of the World Trade Organization. Mr. Gerber received a degree in Economics from the University of Berne, Switzerland, in 1972, and was awarded an honorary doctorate from the Faculty of Economics and Social Sciences at the same university in 2007.

Since 2011, Mr. Gerber has been a Member of the Board of Directors of the Lonza Group AG and Chairman of the Board of the Swiss Investment Fund for Emerging Markets. Mr. Gerber is also a member of the Swiss Society for Public Good.

Walter B. Kielholz
Born 1951 Swiss Citizen
Walter B. Kielholz has been a member of the Board since 1999, the Compensation Committee since 2009 and of the Chairman’s and Governance Committee since 2011. He served as Chairman of the Board and the Chairman’s and Governance Committee (2003 to 2009) and as Chairman of the Audit Committee (1999 to 2002). His term as a member of the Board expires at the AGM in 2014. The Board has determined him to be independent under the Group’s independence standards.

Since May 2009, he has served as the Chairman of the Board of Directors of Swiss Re, Vice-Chairman in 2007, Executive Vice-Chairman of the Board of Directors of Swiss Re in 2003 and has been a board member since 1998. He was Swiss Re’s CEO (1997 to 2002) and became a member of Swiss Re’s Executive Board in 1993. Mr. Kielholz joined Swiss Re, Zurich, in 1989. In 1986, he joined Credit Suisse, responsible for client relations with large insurance groups in the Multinational Services department. Mr. Kielholz’s career began at the General Reinsurance Corporation, Zurich, in 1976, and he assumed responsibility for the company’s European marketing after working in the US, the UK and Italy. Mr. Kielholz received a degree in Business Finance and Accounting from the University of St. Gallen, Switzerland, in 1976.

Mr. Kielholz is a member and Chairman and Vice Chairman of the European Financial Services Roundtable and Vice Chairman of the Institute of International Finance, respectively. He is also a member of the Advisory Board of Corsair Capital Ltd., a member of the Monetary Authority of Singapore and the International Business Leader Advisory Council of the Mayor of Shanghai and the World Economic Forum International Business Council. In addition, Mr. Kielholz is a member and former Chairman of the Supervisory Board of Avenir Suisse and a senior advisor to the Credit Suisse Research Institute. He is a member of the Lucerne Festival Foundation Board and Chairman of the Zürcher Kunstgesellschaft (Zurich Art Society), which runs Zurich’s Kunsthaus museum.

Andreas N. Koopmann
Born 1951 Swiss Citizen
Andreas N. Koopmann has been a member of the Board and the Risk Committee since the AGM in 2009. His term as a member of the Board expires at the AGM in 2015. The Board has determined him to be independent under the Group’s independence standards.

From 1982 to 2009, Mr. Koopmann held various leading positions at Bobst Group S.A., Lausanne, one of the world’s leading suppliers of equipment and services to packaging manufacturers. He was Group CEO (1995 to 2009) and a member of its Board of Directors (1998 to 2002). Mr. Koopmann received a Master’s Degree in Mechanical Engineering from the Swiss Federal Institute of Technology, Switzerland, in 1976 and an MBA from International Institute for Management Development (IMD), Switzerland, in 1978.

Mr. Koopmann has been a member of the Board of Directors of Georg Fischer AG since 2010 and assumed the role of President of the Board of Directors in March 2012. He is also a member of the Board of Directors of the CSD Group, an engineering consultancy enterprise in Switzerland. Since 2003, Mr. Koopmann has been a member of the Board of Directors of Nestlé SA, its Vice-Chairman and a member of its Chairman’s and Corporate Governance Committee. He was the Chairman of the Board of Directors of Alstom (Suisse) SA (2010 to 2012) and served as the Vice-Chairman of Swissmem (1994 to 2012), the association of Swiss Mechanical and Electrical Engineering Industries. He served as a member of the Credit Suisse’s Advisory Board (1999 to 2007) and Board of Directors of Credit Suisse First Boston (1995 to 1999).

Jean Lanier
Born 1946 French Citizen
Jean Lanier has been a member of the Board and the Audit Committee since 2005. Since 2011, he has also been a member of the Compensation Committee. His term as a member of the Board expires at the AGM in 2014. The Board has determined him to be independent under the Group’s independence standards.

Mr. Lanier is the former Chairman of the Managing Board and Group CEO of Euler Hermes, Paris, and chaired the boards of the principal subsidiaries of the group (1998 to 2004). Prior to that, he was the COO and Managing Director of the Euler Group (1996 to 1998) and of SFAC (1990 to 1997), which became Euler Hermes SFAC, He was Managing Director of the Pargesa Group based in Paris and Geneva (1988 to 1990) and held the position of President of Lambert Brussells Capital Corporation in New York (1983 to 1989). Mr. Lanier started his career at the Paribas Group in 1970, where he worked until 1983. He held, among others, the functions of Senior Vice President of the Paribas Group Finance division and Senior Executive for North America of the Paribas Group in New York. He received a Masters of Engineering from the Ecole Centrale des Arts et Manufactures, Paris, in 1969, and a Masters of Sciences in Operations Research and Finance from Cornell University, New York, in 1970.

Mr. Lanier is the Chairman of the Boards of Directors for Swiss RE Europe SA, Swiss RE International SE and Swiss RE Europe Holdings SA and also serves on their respective audit and risk committees. He is a Chevalier de la Légion d’Honneur in France and Chairman of the Board of the Foundation “La Fondation Internationale de l’Arche.”

Anton van Rossum
Born 1945 Dutch Citizen
Anton van Rossum has been a member of the Board since 2005 and a member of the Risk Committee since 2008. He served on the Compensation Committee (2005 to 2008). His term as a member of the Board expires at the AGM in 2014. The Board has determined him to be independent under the Group’s independence standards.

Mr. van Rossum was the CEO of Fortis (2000 to 2004). He was also a member of the Board of Directors of Fortis and chaired the boards of the principal subsidiaries of the group during this time. Prior to that, Mr. van Rossum worked 28 years with McKinsey and Company, where he led a number of top management consulting assignments, with a focus on the banking and insurance sectors. He was elected Principal in 1979 and a Director of the firm in 1986. Mr. van Rossum studied Economics and Business Administration at the Erasmus University, Rotterdam, where he obtained a Bachelor’s degree in 1965 and a Master’s degree in 1969.

Mr. van Rossum is a member of the Supervisory Board of Munich Re AG, an international re-insurance and primary insurance group, and chairs the Supervisory Board of Royal Vopak NV, Rotterdam, an international oil, chemicals and liquified natural gas storage group. In addition, he is a member of the Board of Directors of Solvay SA, Brussels, an international chemicals and plastics company, and chairs the Supervisory Board of Erasmus University, Rotterdam. He also chairs the Board of Trustees of the Netherlands Economics Institute and sits on the boards of several cultural, philanthropic and educational institutions. Mr. van Rossum was a member of the Supervisory Board of Rodamco Europe NV, Amsterdam, a commercial real estate investment group (2007 to 2011).

Aziz R.D. Syriani
Born 1942 Canadian Citizen
Aziz R.D. Syriani has been a member of the Board since 1998 and Chairman of the Compensation Committee since 2004. He has been a member of the Chairman’s and Governance Committee since 2003 and served on the Audit Committee (2003 to 2007). His term as a member of the Board expires at the AGM in 2013. The Board has determined him to be independent under the Group’s independence standards.

He has served as the CEO since 2002 and the President of The Olayan Group since 1978. The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment and a significant shareholder of the Group. Mr. Syriani received a degree in law from the University of St. Joseph, Beirut, in 1965, and a Master of Laws degree from Harvard University, Massachusetts, in 1972.

Mr. Syriani has served on the Board of Directors of Occidental Petroleum Corporation, California, since 1983, where he is currently the Lead Independent Director and Chairman of the Audit Committee, and a member of the Executive and the Corporate Governance Committees.

David W. Syz
Born 1944 Swiss Citizen
David W. Syz has been a member of the Board and the Audit Committee since 2004. His term as a member of the Board expires at the AGM in 2013. The Board has determined him to be independent under the Group’s independence standards.

Appointed State Secretary in 1999, Mr. Syz took charge of the new State Secretariat for Economic Affairs, a function which he held until his retirement in 2004. In 1996, he was appointed CEO and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG, Neuhausen. In 1985, Mr. Syz was Director and Head of Industries and Electronics of Elektrowatt AG. He was the CEO of Cerberus AG, Männedorf (1982 to 1984). In 1975, he was appointed Head of Finance at Stäfa Control System AG, Stäfa, and became Managing Director after four years. Mr. Syz started his career as assistant to the Director at Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. He studied law at the University of Zurich, Switzerland, and received a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau, in 1973.

Mr. Syz has been the Chairman of the Board of Directors of Huber & Suhner AG, Pfäffikon since 2005, Vice-Chairman (2004 to 2005) and the Chairman of the Board of Directors of ecodocs AG, Zollikon since 2004. He has been the Chairman of the Supervisory Board of the Climate Cent Foundation since 2005, an organization mandated with the implementation of the carbon dioxide reduction program according to the Kyoto Protocol.

Richard E. Thornburgh
Born 1952 US Citizen
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006 and the Chairman of the Risk Committee and a member of the Chairman’s and Governance Committee since 2009 and the Audit Committee since 2011. As of 2013, Mr. Thornburgh also serves as a non-executive director of Credit Suisse International and Credit Suisse Securities Europe Limited, two of the Group’s UK subsidiaries. His term as a member of the Board expires at the AGM in 2015. The Board has determined him to be independent under the Group’s independence standards.

Mr. Thornburgh has been Vice-Chairman of Corsair Capital, New York, a private equity investment company, since 2006. He was the CRO of Credit Suisse Group (2003 to 2004). In 2004, he was appointed Executive Vice-Chairman of Credit Suisse First Boston. He was CFO of Credit Suisse First Boston (2000 to 2002) and Vice-Chairman of the Executive Board of Credit Suisse First Boston (1999 to 2002). Mr. Thornburgh was the CFO of Credit Suisse Group (1997 to 1999). He was appointed a member of the Group Executive Board (1997 to 2005). In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of Credit Suisse First Boston. He began his investment banking career in New York with The First Boston Corporation, the predecessor firm of Credit Suisse First Boston. Mr. Thornburgh received a BBA from the University of Cincinnati, Ohio, in 1974, as well as an honorary doctorate in 2009, and an MBA from the Harvard Business School, Massachusetts, in 1976.

Mr. Thornburgh is a member of the board and audit committee of Reynolds American Inc., Winston-Salem, and a board and audit committee member of The McGraw-Hill Companies, New York, since 2011. Mr. Thornburgh has also been a member of the board and lead director for New Star Financial Inc., Massachusetts, since 2006. Furthermore, he serves on the Executive Committee of the University of Cincinnati Foundation and the Investment Committee of the University of Cincinnati.

John Tiner
Born 1957 British Citizen
John Tiner has been a member of the Board and the Audit Committee since the AGM in 2009. Since the AGM in 2011, he has chaired the Audit Committee and has also been a member of the Chairman’s and Governance and Risk Committees. His term as member of the Board expires at the AGM in 2015. The Board has determined him to be independent under the Group’s independence standards and a financial expert within the meaning of SOX.

From September 2008 until March 2013, Mr. Tiner was the CEO of Resolution Operations LLP, a privately owned advisory firm which provided services to Resolution Ltd., a company listed on the London Stock Exchange. Mr. Tiner was previously CEO of the FSA (2003 to 2007). He joined the FSA in 2001 as Managing Director of the Consumer Insurance and Investment Directorate and was a member of the Managing Board of the Committee of European Insurance and Occupational Pensions Regulators and Chairman of the Committee of European Securities Regulators – Standing Committee on Accounting and Auditing. Before joining the FSA, Mr. Tiner was a Managing Partner at Arthur Andersen, responsible for its worldwide financial services practice.

Mr Tiner is a non-executive member of the board of Lucida plc and Friends Life Group plc, both UK insurance companies, and is a member of the Advisory Board of Corsair Capital, a private equity investment company. He was given an Honorary Doctor of Letters at his former college, Kingston University, London, in 2010, and is a Fellow of the Institute of Chartered Accountants in England and Wales. In recognition of his contribution to the financial services industry, he was awarded the title of Commander of the British Empire in 2008.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut
Born 1932
Swiss Citizen
Rainer E. Gut was appointed the Honorary Chairman of Credit Suisse Group in 2000, after he retired as Chairman, a position had held since 1986. Mr. Gut was a member of the Board of Directors of Nestlé SA, Vevey, from 1981 to 2005, where he was Vice-Chairman from 1991 to 2000 and Chairman from 2000 to 2005.

As Honorary Chairman, Mr. Gut does not have any function in the governance of the Group and does not attend the meetings of the Board.
Secretaries of the Board
Pierre Schreiber
Joan E. Belzer

Remembering Hans-Ulrich Doerig (1940 – 2012)
In November 2012, Hans-Ulrich Doerig, former Chairman of the Board of Directors of Credit Suisse Group, passed away at the age of 72. Hans-Ulrich Doerig served as Chairman of the Board from 2009 to 2011 and devoted 38 years of his career to our company

In 1968, after graduating from the University of St. Gallen, Switzerland, with a doctorate in Law and Economics, Hans-Ulrich Doerig embarked on his career at JP Morgan in New York, where he worked first in Research and subsequently in Corporate Finance and Lending. Five years later, he joined Credit Suisse in Zurich and held various management positions in the International Capital Markets business. In 1982, Hans-Ulrich Doerig was appointed to the Executive Board of Credit Suisse, where he was responsible for the multi-national division as well as for securities trading, capital markets and corporate finance.

Hans-Ulrich Doerig was a universal banker, who always served our bank with professionalism, expertise and loyalty. The media occasionally referred to him as a ‘Credit Suisse veteran’ – a description that evidently pleased him. He was always willing to assume responsibility. In the mid-1990s, Hans-Ulrich Doerig was appointed Vice-Chairman of the Board of Directors. He later returned to various senior executive roles. He was President of the Executive Board of Credit Suisse, CEO of Credit Suisse First Boston, and Vice-Chairman of the Executive Board and CRO of Credit Suisse Group. In 2003, Hans-Ulrich Doerig was once again elected to the Board of Directors, where he served as Vice-Chairman and, from 2009 to 2011, as Chairman.

Hans-Ulrich Doerig’s sense of commitment was not limited to banking. As the representative of a large Swiss bank, he also sought to promote the interests of the business community and the economy as a whole, not to mention his support for science, the arts and education. Hans-Ulrich Doerig was a lecturer at the University of Zurich and the Swiss Banking School for over a decade, and he served for many years as a member of the University Council of the University of Zurich, a member of the Board of Directors of the International Red Cross Museum in Geneva, President of the Zurich Association of Friends of the Arts, and a member of the Boards of various charitable foundations, academic bodies and social institutions.

Hans-Ulrich Doerig was a Swiss banker with an international mindset who was committed to preserving traditions while encouraging progress. He made an immense contribution not only to Credit Suisse, but also to the city of Zurich and to Switzerland.

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

Effective April 30, 2012, Karl Landert stepped down from the Executive Board and his position as Chief Information Officer. David Mathers, Chief Financial Officer and a member of the Executive Board, also assumed responsibility for the IT organization and since January 1, 2012, for the Group’s global Operations functions.

Effective May 31, 2012, Antonio Quintella was appointed as Chairman of Hedging-Griffo and stepped down from the Executive Board and his position as Chief Executive Officer (CEO) of the Americas region. Robert Shafir assumed the role as CEO of the Americas region in addition to his role at the time as CEO Asset Management.

Effective November 30, 2012, Hans-Ulrich Meister and Robert Shafir were appointed to jointly lead the newly created Private Banking & Wealth Management division. As regional CEO, Hans-Ulrich Meister continues to have responsibility for all businesses and clients in the Swiss region. Robert Shafir continues to serve as the CEO of the Americas region.

Effective November 30, 2012, Eric Varvel and Gaël de Boissard were appointed to jointly lead the Investment Banking division. In addition, Eric Varvel was appointed CEO of the Asia Pacific region and Gaël de Boissard took on responsibility as CEO of the Europe, Middle East and Africa (EMEA) region. Gaël de Boissard joined the Executive Board as of January 1, 2013.

As of November 30, 2012, Osama Abbasi stepped down from the Executive Board and his position as CEO of the Asia Pacific region, Walter Berchtold stepped down from the Executive Board and his position as Chairman Private Banking and Fawzi Kyriakos-Saad stepped down from the Executive Board and his position as CEO of the EMEA region.

The management changes reduced the size of the Executive Board from thirteen members at the end of 2011 to nine members, effective as of January 2013, by combining the divisional and regional CEO roles.

Members of the Executive Board
	Appointed in	Role

December 31, 2012

Brady W. Dougan, CEO	2003	Group CEO

Gaël de Boissard, Joint Head of Investment Banking and Regional CEO of EMEA [1]	2012	Divisional & Regional Head

Romeo Cerutti, General Counsel	2009	Shared Services Head

Tobias Guldimann, CRO	2004	Shared Services Head

David R. Mathers, CFO and Head of IT and Operations	2010	Shared Services Head

Hans-Ulrich Meister, Joint Head of Private Banking & Wealth Management and Regional CEO of Switzerland	2008	Divisional & Regional Head

Robert S. Shafir, Joint Head of Private Banking & Wealth Management and Regional CEO of Americas	2007	Divisional & Regional Head

Pamela A. Thomas-Graham, Chief Talent, Branding and Communications Officer	2010	Shared Services Head

Eric M. Varvel, Joint Head of Investment Banking and Regional CEO of APAC	2008	Divisional & Regional Head

1 Appointed on November 20, 2012 as a new Executive Board member effective January 1, 2013.

Biographies of the Executive Board members

Brady W. Dougan
Born 1959 US Citizen
Brady W. Dougan has held the position of CEO since 2007 and has been a member of the Executive Board since 2003.
Prior to his appointment as CEO of the Group, Mr. Dougan was the CEO of the Investment Banking division and the CEO of the Americas region. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the Head of the Equities division for five years before he was appointed the Global Head of the Securities division in 2001. From 2002 to July 2004, he was the Co-President of Institutional Securities at Credit Suisse First Boston, and from 2004 until 2005, he was CEO of Credit Suisse First Boston and, after the merger with Credit Suisse in May 2005, he was the CEO of Investment Banking until 2007.

Mr. Dougan received a BA in Economics in 1981 and an MBA in finance in 1982 from the University of Chicago, Illinois.
Mr. Dougan has been a member of the Board of Directors of Humacyte Inc., a biotechnology company, since 2005. He has also been a member of the Board of Trustees of the University of Chicago since January 2013.

Gaël de Boissard
Born 1967 French Citizen
Gaël de Boissard jointly leads the Investment Banking division together with Eric Varvel with responsibility for the Fixed Income business. He is also the CEO of the EMEA region. Gaël de Boissard was appointed as a member of the Executive Board, effective January 1, 2013.

Prior to his appointment to the Executive Board, Mr. de Boissard spent four years as the Co-Head of Global Securities with responsibility for trading and risk management of Fixed Income products and was previously responsible for Global Rates and Foreign Exchange. Mr. de Boissard joined Credit Suisse First Boston in 2001 from JP Morgan, where he worked in a variety of roles in Fixed Income, having started in the Paris office in 1990.

Mr. de Boissard graduated with a degree in Mathematics and Civil Engineering from Ecole Polytechnique in Palaiseau, France, and received a degree in Russian from the University of Volgograd.
Mr. de Boissard currently chairs the Association of Financial Markets in Europe, an industry organization that engages with policymakers on financial regulation.

Romeo Cerutti
Born 1962 Swiss and Italian Citizen
Romeo Cerutti has been the Group General Counsel and a member of the Executive Board since April 2009.
Prior to that, Mr. Cerutti was the General Counsel of the Private Banking division from 2006 to 2009 and the global Co-Head of Compliance of Credit Suisse from 2008 to 2009. Before joining Credit Suisse, Mr. Cerutti was a partner of the Group Holding of Lombard Odier Darier Hentsch & Cie, from 2004 to 2006, and the Head of Corporate Finance at Lombard Odier Darier Hentsch & Cie from 1999 to 2006. Prior to that position, Mr. Cerutti was in private practice as an attorney-at-law with Homburger Rechtsanwälte in Zurich from 1995 to 1999 and with Latham and Watkins in Los Angeles from 1993 to 1995.

Mr. Cerutti studied law at the University of Fribourg and obtained his doctorate in 1990. He was admitted to the bar of the canton of Zurich in 1989 and the bar of the state of California in 1992. Mr. Cerutti also holds a Master of Laws from the University of California, School of Law, Los Angeles.

Mr. Cerutti has been a member of the Board of Trustees of the University of Fribourg since 2006. He also currently represents Credit Suisse on the Board of the Swiss Bankers Association since December 2012.

Tobias Guldimann
Born 1961 Swiss Citizen
Tobias Guldimann has been the CRO of Credit Suisse since 2009 and a member of the Executive Board in the role of Group CRO since 2004.
Mr. Guldimann joined Credit Suisse’s Internal Audit Department in 1986 before transferring to Investment Banking in 1990. He later became the Head of Derivatives Sales in 1992, the Head of Treasury Sales in 1993 and the Head of Global Treasury Coordination at Credit Suisse in 1994. In 1997, he became responsible for the management support of the CEO of Credit Suisse First Boston before becoming the Deputy CRO of Credit Suisse Group, a function he held from 1998 to 2004. From 2002 to 2004, he also served as the Head of Strategic Risk Management at Credit Suisse.

Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1989.
Mr. Guldimann has been a member of the International Financial Risk Institute (IFRI) since 2010 and became a Member of the IFRI Executive Committee in 2011. He is also a member of the Board of Trustees of the Winterthur Art Museum.

David R. Mathers
Born 1965 British Citizen
David Mathers has been the CFO of Credit Suisse Group and a member of the Executive Board since October 2010. He is also responsible for the Group’s global IT and global Operations functions.
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

Mr. Mathers holds an MA in Natural Sciences from the University of Cambridge, England. Since 2011, he has also served as a member of the Council of the British-Swiss Chamber of Commerce.

Hans-Ulrich Meister
Born 1959 Swiss Citizen
Hans-Ulrich Meister jointly leads the Private Banking & Wealth Management division together with Robert Shafir, with responsibility for the Private Banking business. He is also CEO of the Swiss region. Mr. Meister has been a member of the Executive Board since September 2008.

Between 2011 and 2012, Mr. Meister served as the CEO of Private Banking and from 2008 onward as the CEO of the Swiss region, a role he continues to hold. Before joining Credit Suisse in 2008, Mr. Meister spent 25 years with UBS. Among the roles he had were the Head of Corporate Banking Region Zurich from 1999 to 2002, the Head of Large Corporates and Multinationals from 2003 to 2005 and the Head of Business Banking from 2005 to 2007. From 2002 to 2003, he worked on group projects in the area of Wealth Management, based in New York. From 2004 to 2007, Mr. Meister was a member of UBS’s Group Managing Board.

Mr. Meister graduated from the University of Applied Sciences in Zurich, in 1987, majoring in Economics and Business Administration. In addition, he attended Advanced Management programs at the Wharton School, University of Pennsylvania in 2000 and the Harvard Business School in 2002.

Mr. Meister has been a member of the Foundation Board of the Swiss Finance Institute since 2008. He has also been a member of the board of the Zurich Chamber of Commerce since 2010.

Robert S. Shafir
Born 1958 US Citizen
Robert Shafir jointly leads the Private Banking & Wealth Management division together with Hans-Ulrich Meister, with responsibility for Private Banking & Wealth Management Products. He is also the CEO of the Americas region. Mr. Shafir has been a member of the Executive Board since August 2007.

From 2008 until 2012, Mr. Shafir was the CEO of Asset Management and also held the position of the CEO of the Americas region between 2008 and 2010, reappointed to this role in 2012. Mr. Shafir joined Credit Suisse from Lehman Brothers in 2008, where he worked for 17 years, having served as the Head of Equities and a member of their Executive Committee. He also held other senior roles, including the Head of European Equities and the Global Head of Equities Trading, and played a key role in building Lehman’s equities business into a global, institutionally focused franchise. Prior to that, he worked at Morgan Stanley in the preferred stock business within the fixed income division.

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

Ms. Thomas-Graham obtained a BA in Economics from Harvard University, Massachusetts, in 1985, a JD from Harvard Law School in 1989 and an MBA from Harvard Business School in 1989.
Ms. Thomas-Graham is a member of the Board of Directors of the Clorox Company and a member of the Board of Governors of the Parsons School of Design. She is also a member of the Council on Foreign Relations, the Economic Club of New York, the Trustees Education Committee of the Museum of Modern Art and the Business Committee of the Metropolitan Museum of Art. In addition, she is a member of the board of the New York Philharmonic.

Eric M. Varvel
Born 1963 US Citizen
Eric Varvel jointly leads the Investment Banking division together with Gaël de Boissard, with responsibility for the Equities & Investment Banking business. He is also the CEO of Asia Pacific region. Eric Varvel has been a member of the Executive Board since February 2008.

From 2010 until 2012, Mr. Varvel was the CEO of Investment Banking and served as acting CEO from September 2009 until July 2010. From 2008 until 2010, Mr. Varvel was the CEO of the EMEA region. Prior to his appointment to the Executive Board in 2008, he was the Co-Head of the Global Investment Banking department and the Head of the Global Markets Solutions Group in the Investment Banking division of Credit Suisse for over three years, based in New York. Before that, Mr. Varvel spent 15 years in the Asia Pacific region in a variety of senior roles, including the Head of Investment Banking and Emerging Markets Coverage for the Asia Pacific region ex-Japan and the Head of Fixed Income Sales and Corporate Derivative Sales. During that time, Mr. Varvel was based in Tokyo, Jakarta and Singapore. Mr. Varvel joined Credit Suisse in 1990. Previously, he worked as an analyst for Morgan Stanley in its investment banking department in New York and Tokyo.

Mr. Varvel holds a BA in Business Finance from Brigham Young University, Utah.
Since 2010, Mr. Varvel has been a member of the Board of Directors of the Qatar Exchange.
Additional information
Changes in control and defense measures
Duty to make an offer
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

Clauses on changes in control
Subject to certain provisions in the Group’s employee compensation plans which allow for the Compensation Committee or Board to determine the treatment of outstanding awards for all employees in the case of a change in control, there are no provisions that require the payment of extraordinary benefits in the case of a change in control in the agreements and plans benefiting members of the Board and the Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change in control of the Group.

In the case of a change in control, the treatment of outstanding awards for all employees, including Executive Board members, will be determined by the Compensation Committee or the Board. In the case of a change in control, there are no provisions in the employment contracts of Executive Board members that require the payment of any type of extraordinary benefits, including special severance awards.

Internal and external auditors
Auditing forms an integral part of corporate governance at the Group. Both internal and external auditors have a key role to play by providing an independent assessment of our operations and internal controls.

Internal Audit
Our Internal Audit function comprises a team of around 250 professionals, substantially all of whom are directly involved in auditing activities. Effective November 2012, Martyn Scrivens was appointed as the new Head of Internal Audit and successor to Heinz Leibundgut, who has retired from the Group. As Head of Internal Audit, Martyn Scrivens reports directly to the Audit Committee chairman.

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

External auditors
Our statutory auditor is KPMG AG (KPMG), Badenerstrasse 172, 8004 Zurich, Switzerland. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are Anthony Anzevino, Global Lead Partner (since 2012); Simon Ryder, Group Engagement Partner (since 2010); and Mirko Liberto, Leading Bank Auditor (since 2012).

In addition, we have mandated BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind.

The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.
Fees paid to external auditors
	2012	2011	% change

Fees paid to external auditors (CHF million)

Audit services [1]	39.7	40.3	(1)

Audit-related services [2]	6.5	7.0	(7)

Tax services [3]	5.6	6.9	(19)

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

KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. In accordance with this policy and as in prior years, all KPMG non-audit services provided in 2012 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

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

Amounts paid by the Depositary to the Group
In 2012, the Depositary reimbursed the Group USD 49,179 for NYSE listing fees. Under the Group’s new engagement letter, the Depositary has agreed to make certain payments to the Group in 2012 and thereafter. In 2012, these fees amounted to USD 1,200,000 for expenses relating to its American Depositary Receipt program. The Depositary has also contractually agreed to provide certain ADS program-related services free of charge.

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

Compensation
Dear shareholders,
We are pleased to present our Compensation Report in respect of the reporting year 2012 to our shareholders and request your support through the advisory vote at the Annual General Meeting. We are committed to a responsible performance culture, which rewards progress towards our aspiration of strengthening Credit Suisse as a leading, integrated financial services provider and balances the interests of employees and shareholders.

During 2012, we focused on a review and revision of our executive compensation structure. To this end, we solicited and carefully reviewed feedback from our shareholders in respect of the structure of compensation at Credit Suisse, focusing on the compensation of senior executives, as well as the general concerns regarding the alignment of pay for performance in our industry. As a result of this analysis, we have restructured the incentive compensation for members of the Executive Board. We decided to:

– introduce individual target levels of compensation for each Executive Board member, based on the philosophy of paying market competitive compensation if challenging performance targets are achieved;
– introduce caps on the amount of compensation that can be awarded to each Executive Board member upon significantly exceeding the performance targets, set at levels to motivate performance while still being within the range of market levels of compensation;

– separate the granting of short and long-term incentive awards, where the short-term incentive awards aim to reward executives for their achievements in the prior year, while also discouraging future negative performance through the use of clawback provisions; and

– introduce new long-term incentive awards, which aim to motivate outstanding performance in the future and are clearly linked to meeting challenging financial goals.
The introduction of new long-term incentive awards reflects our commitment to pay for performance, with an emphasis on a long-term and sustainable creation of shareholder value. Recipients will only earn the full value of deferred awards if explicit and transparent performance conditions, linked to relative total shareholder return and return on equity, are met over the full five-year period. The targets and caps provide that the combined short and long-term incentive compensation granted to any executive stay within the range of what the Compensation Committee has determined to be an appropriate pay level for that particular executive’s role.

Granting a substantial part of variable compensation in deferred share-based awards aligns the interests of employees and shareholders and meets expectations of regulators. The delivery of these awards in new shares has been a core component of our capital plan over the last two years to meet the changed regulatory requirements. However, we are mindful of the potential dilutive impact to shareholders and we expect to revert to our previous practice of buying shares in the market to meet these delivery obligations after our Look-through Swiss Core Capital ratio exceeds 10%.

While we focused on executive compensation in 2012, in 2013 the Compensation Committee will look to review and rebalance the mix of share-linked and cash-linked deferred compensation for the broader employee population, including the performance criteria of our current share awards. At the same time, we will assess the implications of emerging regulations, including the new initiative recently approved by voters in Switzerland with regard to a binding say on the pay for the executive boards and boards of directors as well as the recently proposed EU rules on compensation. Further, we believe in the equitable sharing of the future economic gains of Credit Suisse between its shareholders and its employees, and we will work to achieve a better balanced distribution to this effect going forward.

The Compensation Committee is satisfied that this report reflects the manner in which it has reviewed and set compensation for 2012 and it is in line with the specific remuneration disclosure requirements issued by the Swiss Financial Market Supervisory Authority. The activities of the Compensation Committee were executed in accordance with its mandate under the Credit Suisse Organizational Guidelines and Regulations and the Compensation Committee charter.

Aziz R.D. Syriani
Chairman of the Compensation Committee
Member of the Board of Directors
March 2013

Compensation Report 2012 – Overview
This compensation report explains our compensation approach and provides our compensation disclosure for 2012. It is composed of the following sections:
– Compensation governance;
– Executive Board compensation;
– Board of Directors compensation; and
– Group compensation.
The Group is committed to fair, balanced and performance-based compensation practices that align long-term employee and shareholder interests.
As in recent years, shareholder interest in the structure and pay levels for bank executives remained high in 2012. In consideration of shareholder input and emerging practices for executive compensation in the industry, the Group implemented significant changes to the compensation approach for the Executive Board. Key changes include the introduction of individual targets and caps for the determination of compensation for Executive Board members and a new structure for their incentive award plans (incentive compensation), which now consists of an unrestricted cash payment and a short-term incentive (STI) award, with vesting over a three year period, and a new separate long-term incentive (LTI) award, with vesting over a five year period. The STI awards are deferred share-based awards subject to clawback in the event of negative business performance. The LTI awards are deferred cash-based awards subject to pre-defined, challenging performance vesting conditions linked to Group relative total shareholder return (RTSR) and underlying return on equity (ROE). As in prior years, Executive Board members remain subject to minimum Group shareholding requirements and their contracts contain no provisions that provide for special payments or other benefits upon termination.

For employees who are not members of the Executive Board, the 2012 structure is similar to that of 2011. Consistent with past practice and in line with the expectations of regulators, we granted a substantial portion of deferred discretionary variable incentive awards (variable compensation) for 2012 as share-based awards. The share awards granted for 2012 are the same as those granted for 2011. All share awards vest over three years and a portion of the share awards granted to managing directors and certain other groups of employees are subject to clawback in the event of negative performance. Other deferred variable compensation was awarded in the form of Plus Bonds, a new plan granted principally to managing directors and directors in Investment Banking. Plus Bonds, which are linked to a portfolio of asset-backed securities that originated in and continues to be managed by Investment Banking should also be viewed within the context of the Group’s capital strategy and applicable regulatory capital requirements as they constitute a risk transfer from the Group to the Plus Bond holders and thus contribute to the reduction of the Group’s risk-weighted assets. Managing directors and directors in Investment Banking received the cash portion of their variable compensation in the form of Restricted Cash Awards, which are cash payments that are subject to repayment under certain termination conditions.

For the Group overall, total compensation and benefits expense for 2012 was CHF 12.5 billion, down 5% compared to 2011, which includes the impact of lower salaries, reflecting lower headcount in 2012. Variable compensation awarded for 2012 (including incentive compensation granted to members of the Executive Board) was CHF 3.4 billion, which was awarded in aggregate as 35% unrestricted cash and 65% deferred awards.

The variable compensation awards for 2012 reflect the improved underlying results of the Group compared to 2011. Group underlying pre-tax income increased 111% to CHF 5.0 billion in 2012 from CHF 2.4 billion in 2011 and underlying ROE was 10% for 2012, up from 5.5% in 2011. The Group’s underlying results are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other significant items included in our reported results. Without excluding these significant non-operating items, the largest of which is fair value losses on own debt of CHF 2.9 billion due to the improvement of our own credit spreads, our reported Core pre-tax income for 2012 was CHF 1.9 billion, compared to CHF 2.7 billion in 2011, while reported ROE was 3.9% compared to 6.0% in 2011. The Compensation Committee regards the underlying results to be a more accurate reflection of the Group’s operating performance than reported results, in particular because the largest component, fair value gains/(losses) on our own debt, is inversely related to movements in our own credit spreads, generating gains when credit spreads widen and losses when credit spreads narrow.

> Refer to “Reconciliation of underlying results” in Executive Board compensation – Performance evaluation for 2012 for the a reconciliation of underlying results to the most directly comparable US-GAAP measures and other related disclosures.

Incentive compensation awarded to members of the Executive Board for 2012 comprised CHF 13.6 million in the form of unrestricted cash, CHF 21.0 million as STI awards and a further CHF 15.4 million as LTI awards. The average incentive compensation awarded to members of the Executive Board for 2012 was CHF 1.1 million in unrestricted cash, CHF 1.7 million as STI awards and CHF 1.3 million as LTI awards. Incentive compensation awarded to the Chief Executive Officer (CEO) for 2012 was CHF 0.5 million in unrestricted cash, CHF 2.5 million as an STI award and CHF 2.0 million as an LTI award. The level of the incentive compensation was granted to members of the Executive Board and the CEO for 2012 in consideration of the Group’s improved underlying results, the substantial strengthening of the Group’s capital position achieved in 2012 and the significant progress made to adapt the business and organization to the new regulatory requirements, changing client demands and the current market environment.

Compensation governance
Compensation objectives
The Group’s ability to implement a comprehensive human capital strategy and to attract, retain, reward and motivate talented individuals is fundamental to the Group’s long-term success. Compensation is a key component of this strategy and aims to align employee and shareholder interests. The Group is committed to responsible compensation practices and plans that balance the need to reward our employees fairly and competitively based on performance while promoting principled behavior and actions. The Group’s objectives are to maintain a compensation policy that:

– supports a performance culture that is based on merit and differentiates and rewards excellent performance, both in the short and long term, and recognizes our company values;
– enables the Group to attract and retain employees and motivate them to achieve results with integrity and fairness;
– balances the mix of fixed compensation and variable compensation to appropriately reflect the value and responsibility of the role the employees perform day to day and to influence appropriate behaviors and actions;

– is consistent with and promotes effective risk management practices and the Group’s compliance and control culture;
– fosters teamwork and collaboration across the Group;
– takes into account the capital position and long-term performance of the Group in order to create sustainable value for our shareholders; and
– is reviewed regularly and endorsed by an independent Compensation Committee.
Consistent with these objectives, the Group applies a total compensation approach based on fixed compensation and variable compensation. Fixed compensation includes base salary, which reflects seniority, experience, skills and market practice. Variable compensation is awarded annually at the discretion of the Group and varies depending on Group, divisional and individual performance. The percentage mix between fixed and variable compensation varies according to the employee’s seniority, business and location and is an important consideration in determining total compensation, in particular for the Group’s most senior employees.

Compensation Committee
The Compensation Committee of the Board of Directors (Board) is the supervisory and governing body for compensation policy, practices and plans within the Group and is responsible for determining, reviewing and proposing compensation for approval by the Board. The Compensation Committee consists of not fewer than three independent members of the Board. The members of the Compensation Committee are Aziz

R.D. Syriani (chairman), Robert H. Benmosche, Iris Bohnet, Walter B. Kielholz and Jean Lanier. Based on the criteria for determining independence under the Swiss Code of Best Practice for Corporate Governance and the rules of the New York Stock Exchange and the Nasdaq Stock Market, the Board has determined all five members of the Compensation Committee to be independent.

> Refer to “Independence” in Corporate Governance – Board of Directors for more information on how the Group determines the independence of its Board members.
The Compensation Committee has appointed Johnson Associates, Inc., a global compensation consulting firm, to assist it in ensuring that the Group’s compensation program remains competitive and is responsive to regulatory developments and in line with its compensation approach. Johnson Associates, Inc. is independent from the Group’s management and does not provide any services to the Group other than supporting the Compensation Committee. The Compensation Committee has appointed Nobel & Hug as external legal counsel. In 2012, the Compensation Committee retained Fehr Advice & Partners AG, a Swiss-based consulting firm, to advise on the redesign of the compensation approach for the Executive Board.

The Compensation Committee is required to meet at least four times per year, but in practice meets more often. During 2012, the Compensation Committee held ten meetings. The Compensation Committee chairman decides on the attendance of management, the compensation consultants and external legal counsel at the committee meetings. The committee meets each January for the primary purpose of reviewing the performance of the businesses and the respective management teams for the previous year and recommending to the Board for approval the overall compensation pools for the divisions and the compensation payable to the members of the Board, the CEO and the head of Internal Audit. The Compensation Committee also reviews the performance of and determines compensation for members of the Executive Board and certain other members of senior management. During its performance review, the Compensation Committee considers input from the Group’s internal control functions, including Risk Management, Legal and Compliance and Internal Audit, regarding control and compliance issues, including any breaches of relevant rules and regulations or the Group’s Code of Conduct. The Audit Committee provides input to the Compensation Committee for its performance review with respect to control and compliance matters. Specifically, the Audit Committee reviews the impact on the recommended amount of variable compensation of individuals who have been subject to the Group’s disciplinary process. In line with the process established in 2011 and in response to specific regulatory guidelines regarding compensation for employees engaged in risk-taking activities, the Compensation Committee also reviews and approves the compensation for Group employees identified as >>>material risk takers and controllers (MRTC), who are employees whose activities are considered to have a potentially material impact on the Group’s risk profile. The Risk Committee is involved in the review process for MRTC and also provides input to the Compensation Committee with respect to risk considerations in the compensation process. The chairmen of the Risk Committee and the Audit Committee attend the Compensation Committee meeting in January.

The following table sets forth the approval authority for determining compensation policy and setting compensation for different groups of employees, as stipulated within the Group’s Organizational Guidelines and Regulations (OGR) and the Compensation Committee charter (available on our website at www.credit-suisse.com/governance).

Approval authority
Approval grid	Authority

Establishment or amendment of the Group's compensation policy	Board upon recommendation by the Compensation Committee

Establishment or amendment of compensation plans	Board upon recommendation by the Compensation Committee

Setting variable compensation pools for the Group and the divisions	Board upon recommendation by the Compensation Committee

Board compensation (including the Chairman's compensation) [1]	Board upon recommendation by the Compensation Committee

Compensation of the CEO	Board upon recommendation by the Compensation Committee

Compensation of other Executive Board members	Compensation Committee with information to the Board

Compensation for the Head of Internal Audit	Compensation Committee upon consultation of the Audit Committee Chairman

Compensation for MRTC	Compensation Committee

Compensation for other selected members of management	Compensation Committee

1 In the case of the Chairman's compensation and the additional fees for the committee chairmen, the Board member concerned does not participate in the decision involving his or her own compensation. In the case of other Board members, compensation consists of a base fee plus a fee that may differ from committee to committee. The Compensation Committee recommends the base fee and committee fee amounts to the full Board for approval.

During 2012, the Board, upon recommendation of the Compensation Committee, approved a new approach for compensation of the Executive Board and endorsed other modifications to our compensation policy to ensure our plans remain in line with peers and permit compliance with evolving regulations. The Compensation Committee’s main focus areas during 2012 were:

– developing and approving a new compensation approach for the Executive Board for 2012 and beyond, aimed at addressing key issues raised by shareholders and emerging best practice among peer companies;

– maintaining an active dialogue and consulting with our principal regulators about our compensation plans, as well as monitoring global regulatory and market trends with respect to compensation at financial institutions;

– continuing to engage with shareholders and shareholder groups regarding our compensation governance and plans;
– further enhancing the compensation process for covered employees in line with regulatory guidance; and
– increasing the transparency of our compensation disclosure, in particular with respect to compensation for members of the Executive Board.
Compensation policy
The Group maintains a comprehensive compensation policy, which formalizes our compensation principles and related processes and provides the foundation for sound compensation practices that support the Group’s long-term strategic objectives. The compensation policy is approved by the Board. The compensation policy adheres to the compensation principles set out by our regulator in Switzerland, the Swiss Financial Market Supervisory Authority (FINMA), and our other main regulators and applies to all employees and compensation plans of the Group. The compensation policy is periodically updated and all revisions are approved by the Board. In 2012, to address the request of regulators, in particular the US Federal Reserve (Fed), we expanded the policy regarding MRTC and certain other US employees with more clear and documented procedures for granting variable compensation to these employees. These revisions provide guidelines for setting risk-adjusted compensation and require training for all managers of covered employees with responsibility for compensation recommendations. The revisions also provide guidelines on malus provisions that can lead to the clawback of compensation. The Group’s compensation policy is available on our website at www.credit-suisse.com/compensation.

The compensation policy also includes implementation standards, which provide managers and employees with a detailed description of our principles, programs and the defined standards and processes relating to the development, management, implementation and governance of compensation. The implementation standards and the guidelines related to covered employees are published internally and accessible to all employees.

Impact of regulation on compensation
Many regulators across the world relevant to the Group, including FINMA, continue to focus on compensation. The requirements of FINMA apply to the Group on a global basis, while the requirements of other regulators generally only apply in respect of operations of the Group in a specific location. Several regulators, such as regulators in the US, the EU and the UK, impose provisions that diverge from the principles set forth in the Circular on Remuneration Schemes, which was issued by FINMA and which our plans comply with on a global basis. To the extent jurisdictional requirements diverge, we adapt our local plans in order to comply with local requirements, which generally results in additional terms, conditions and processes being implemented in the relevant locations.

The Group continuously monitors regulatory and legislative developments in all applicable jurisdictions, as well as industry best practices in compensation and guidance issued by various bodies including the Financial Stability Board, the Committee of European Banking Supervisors, the >>>Group of Twenty Financial Ministers and Central Bank Governors and the Basel Committee on Banking Supervision.

On March 3, 2013, Swiss citizens approved the so-called “Minder Initiative”, intended to strengthen shareholder rights. The initiative requires legislation be passed to impose board and executive compensation-related requirements on Swiss public companies, including requiring a binding (rather than advisory) shareholder vote on total board and total executive management compensation and prohibiting severance payments, salary prepayments and payments related to the acquisition or disposal of companies. The initiative also provides that the board members, the board chairperson and the compensation committee members be directly elected by shareholders annually. Further, the initiative calls for criminal sanctions in case of noncompliance. The Federal Council will have one year to issue a transitional ordinance which will be applicable until the Swiss Parliament passes the new law. Timing for the final implementation of the initiative is currently undetermined.

Executive Board compensation
The new approach for Executive Board compensation that was introduced during 2012 was designed to ensure that the Group is in line with best practice among peer companies and to address requirements of regulators and shareholder feedback, while motivating outstanding performance from our executives.

The key features of the new approach to Executive Board compensation are:
– A new structure for incentive compensation consisting of short-term awards and a separate long-term incentive award;
– Short-term awards in the form of unrestricted cash and a deferred STI award, with vesting over a three-year period, subject to clawback in the event of negative business performance;
– A new deferred LTI award, which vests over a five-year period, payable starting on the third anniversary of the grant date and subject to predefined and challenging performance vesting conditions linked to the subsequent economic and market performance of the Group; and

– The introduction of clear compensation target levels and caps for each Executive Board member, linked to pre-defined performance criteria, expressed as multiples of base salary and for each incentive award plan.

An overview of the vesting timeline for the Executive Board short-term and long-term award plans is shown below.

Unrestricted cash
Unrestricted cash awards are short-term incentive awards, payable in cash after grant, which are intended to recognize the Executive Board members’ performance for the most recent prior year.
Short-term incentive (STI) award
STI awards are granted in the form of performance share awards, which are deferred over three years and subject to clawback. The clawback results in a negative adjustment to the outstanding awards depending on the performance of the most recent prior year in the following circumstances:

– If the Group reports a negative underlying ROE, the number of outstanding awards is reduced by the same percentage as the negative underlying ROE;
– For the heads of the divisions reporting a pre-tax loss, the awards are reduced by 15% per CHF 1 billion of loss and the calculation of the reduction is performed on a pro-rata basis, based on the actual loss amount;

– In the case of both a negative underlying ROE and a divisional pre-tax loss, the negative adjustment is the greater of the negative underlying ROE and 15% per CHF 1 billion of loss adjustments;
– For the CEO and Executive Board members heading a Shared Services function, the clawback for negative performance will affect outstanding awards only if the Group has a negative underlying ROE; and
– If the general malus provision is triggered, the Group may cancel outstanding awards. In the case of Executive Board members, the general malus provision can be applied in a wide range of situations, including in the event of adverse individual, divisional or firm-wide factors, such as (but not limited to) any activity that is materially detrimental to the Group, that causes or could cause the Group or any of its divisions or regions to suffer reputational risk or a significant downturn in financial performance or capital base, or a significant failure of risk management.

The final number of STI awards delivered to Executive Board members will be the original number of awards granted or, if a clawback is triggered prior to vesting, a lower number. There are no circumstances under which the outstanding STI awards are increased. The value of the STI awards at delivery is solely dependent on the Group share price.

> Refer to “Potential downward adjustments of performance share awards and STI” in Group compensation – Compensation design – Deferred variable compensation instruments – Performance share awards for specific downward adjustments to be applied.

Long-term incentive (LTI) award
LTI awards are granted in the form of cash awards, which are deferred over a period of five years and vest in three tranches, one on each of the third, fourth and fifth anniversaries of the date of grant, subject to pre-defined performance vesting conditions. The amount due at vesting is determined based on the following performance criteria and conditions, which are measured on a tranche by tranche basis over the three calendar years preceding the year in which vesting occurs:

– Average of the RTSR achieved during each of the three years prior to vesting, calculated by reference to the average total shareholder return achieved by a group of peer firms, is the primary performance metric; and

– Average underlying ROE achieved during the three years prior to vesting compared to the ROE targets set for the respective years acts as a further adjustment, increasing or decreasing the amount payable by up to 25%.

– The amount payable at vesting of each tranche is subject to a cap of 200% of the initial LTI award value for that tranche.
RTSR is our total shareholder return compared to the average total shareholder return of our peers. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share’s value at the beginning of the three-year measurement period. The peer group used for the RTSR calculation is the same group of twelve peer firms defined below. The RTSR achievement level can increase or decrease the amount due on a sliding scale basis and is subject to a cap as follows:

– Achievement of average RTSR of 150% (where the Group RTSR is 50% greater than that of the peer group) or greater results in a maximum upward adjustment of 100% (cap);
– Achievement of average RTSR of 100% (where the Group RTSR is the same as that of the peer group) results in an LTI payout that equals the grant value (no upward or downward adjustment);
– Achievement of RTSR of 50% (where the Group RTSR falls 50% below that of the peer group) or below results in the forfeiture of the respective LTI awards (downward adjustment of 100%); and
– Achievement of average RTSR between 50% and 150% of that of the peer group results in an upward or downward adjustment between negative 100% and positive 100%, applied on a sliding scale basis.
Following the RTSR calculation above, the amount payable is subject to a further upward or downward adjustment of up to 25%, depending on the average underlying ROE achieved during the three years prior to vesting compared to the underlying ROE targets approved for the corresponding years. The maximum upward adjustment of 25% applies if the average underlying ROE achieved is 200% of the target. The ROE adjustment, however, cannot increase the amount payable beyond two times the initial award.

The LTI is a deferred cash award. However, the Group retains the right to settle the LTI awards in shares at its discretion. In such a case, the amount of shares delivered in the year of vesting is based on the Group share price at the time of settlement.

Targets and caps for Executive Board members
Under the new structure, the Compensation Committee establishes individual targets and caps for each Executive Board member. An award at the target level is conditional upon the achievement of challenging performance goals, measured in terms of pre-defined performance criteria. If performance goals are exceeded, an amount above the target level can be awarded, but it may not exceed the cap. If performance goals are not met, awards will be below target and can be reduced to zero. The targets are determined by reference to estimated market levels of compensation for each individual role when matched against a group of peers, so that the individual target levels are aligned with competitive pay levels for comparable roles in the market. The caps are set at a premium over the target, again matched against peers, in order to provide suitable motivation for outstanding performance. The market data on executive compensation levels is provided to the Compensation Committee by its independent compensation advisor Johnson & Associates. The targets and caps for incentive compensation awards are expressed as multiples of base salary for each Executive Board member and in terms of the different incentive award plans (unrestricted cash, STI awards and LTI awards). Depending on the performance achieved, an Executive Board member can be awarded an amount of incentive compensation that is between zero and his or her cap for each incentive award plan. If the performance achieved is fully in line with the member’s objectives, the member will be awarded the target amount of incentive compensation for each incentive award plan. Based on the overall assessment of the Group’s performance by the Compensation Committee, and in consideration of individual contributions, the Compensation Committee retains discretion in determining the final amounts awarded to the Executive Board for individual members and in aggregate. Nonetheless, the sum of all the incentive compensation awards for the Executive Board remains subject to an overall cap of 2.5% of Group underlying net income, irrespective of individual performance.

2012 targets, caps and performance criteria
For 2012, the Compensation Committee approved individual target and cap levels for the CEO and the Executive Board members as of the end of 2012 (eight individuals), as summarized in the table below. The annual 2012 base salary was CHF 2.5 million for the CEO and CHF 1.5 million or the US dollar equivalent for other Executive Board members, which remained unchanged from the prior year respectively. For 2012, the incentive compensation was granted in the proportion of 10%/50%/40% for the unrestricted cash, STI award and LTI award, respectively. This corresponds to a deferral rate of 90% for Executive Board members, which is the maximum deferral rate applied to employees Group wide. No Executive Board member was awarded his or her cap level for 2012.

2012 targets and caps for Executive Board members
	Target levels		Cap levels

	Average for Executive Board members	CEO	Average for Executive Board members	CEO

Multiples of base salaries

Short-term awards

Unrestricted cash	0.3	0.3	0.4	0.5

Short-term incentive award	1.6	1.4	2.2	2.2

Long-term incentive award	1.3	1.2	1.8	1.8

2012 performance criteria
The Compensation Committee approved criteria to measure the performance of Executive Board members in 2012 in terms of the performance of the Group and the respective business division or Shared Services function for which the individual was responsible. The performance criteria and their weightings for 2012 were as follows:

Group performance (40%):
– Group performance was evaluated on the basis of pre-tax income and ROE, both measured on an underlying basis at year-end compared to the 2012 targets, which were defined in the Group’s 2012 financial plan and approved by the Board.

Divisional and individual performance (40%):
– Divisional financial performance: financial performance of the divisions was evaluated primarily on the basis of divisional pre-tax income and pre-tax income margin, reviewed on both a reported and an underlying basis for each division at year-end compared to the targets that were defined in the Group’s 2012 financial plan and approved by the Board. The divisional financial performance criteria were applicable only to the Executive board members heading a division. For these individuals, the 40% weighting was split between the divisional financial performance and the individual qualitative assessment;

– Individual qualitative assessment: the qualitative assessment was performed on the basis of individual scorecards for each Executive Board member, based on the achievement of pre-defined non-financial objectives established for each division and Shared Services function. The objectives are set in each of the scorecard categories for the year, covering business and strategy, clients, people, collaboration and the control environment. For Executive Board members heading a Shared Services function, the 40% weighting was based on the qualitative assessment.

Compensation Committee assessment (20%):
– The Compensation Committee performed an overall quantitative and qualitative assessment of the Group’s performance, including its capital and risk positions, the control environment, and its relative performance against peers. In reaching its decisions, the Compensation Committee also considered the overall operating environment and the position of the Group and its businesses. In addition, it also considered individual roles and achievements of the Executive Board members.

For the evaluation of relative performance against peers, the Group has identified a group of twelve peer firms, based on the comparable scope and complexity of the business platform, business mix and geographical footprint: Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JP Morgan Chase, Morgan Stanley, Nomura, Société Générale and UBS.

2013 targets, caps and performance criteria
In early 2013, the Compensation Committee approved the targets and caps and the performance criteria to be applied for the 2013 performance review and incentive compensation process for individuals serving on the Executive Board as of the beginning of 2013. The Compensation Committee decided to place more emphasis on the long-term incentive award and therefore approved individual target levels for 2013 to be granted in the proportion of 10%/40%/50% for the unrestricted cash, STI award and LTI award, respectively (the 2012 proportion was 10%/50%/40%). The 2013 targets and caps are shown in the table below.

2013 targets and caps for Executive Board members
	Target levels		Cap levels

	Range for Executive Board members	CEO	Range for Executive Board members	CEO

Multiples of base salaries

Short-term awards

Unrestricted cash	0.2 – 0.4	0.3	0.3 – 0.7	0.4

Short-term incentive award	0.6 – 1.7	1.1	1.2 – 2.9	1.6

Long-term incentive award	0.8 – 2.1	1.3	1.5 – 3.5	2.0

In addition, the aggregate value of the unrestricted cash, STI and LTI awards may be subject to a further upward or downward adjustment of up to 20% at the discretion of the Compensation Committee.

Performance evaluation for 2012
In January 2013, the Compensation Committee completed its performance evaluation for 2012 for the Group and the individual assessments of Executive Board members.
Group performance evaluation
For 2012, the Compensation Committee concluded that the Group performance targets were met. The Group delivered a performance largely in line with annual targets in the financial plan for 2012. In 2012, underlying pre-tax income significantly improved to CHF 5.0 billion from CHF 2.4 billion in 2011 and underlying ROE significantly improved to 10.0% from 5.5% in 2011. Reported Core pre-tax income was CHF 1.9 billion, compared to CHF 2.7 billion in 2011, while reported ROE was 3.9%, compared to 6.0% in 2011. The primary difference between the Group’s reported and underlying results for 2012 arose from fair value losses on our own debt before tax of CHF 2.9 billion, which resulted from improvements in our credit spreads, a trend closely aligned to market recognition of the strengthening of the Group’s capital and competitive position in 2012. The table “Reconciliation of underlying results” below provides a reconciliation of the Group’s underlying results to the most directly comparable US GAAP measures. For the purposes of evaluating the Executive Board’s contribution to the achievement of satisfactory financial results for the Group, the Compensation Committee considers the underlying results to be a more accurate reflection of our operating results and therefore a more appropriate basis for the purposes of establishing compensation.

Underlying performance
Underlying results are non-GAAP financial measures. The numbers listed in the following table are included in the operating and financial review of the businesses.
> Refer to “Core Results”, “Private Banking & Wealth Management” and “Investment Banking” in II – Operating and financial review for discussions of the individual line items.
Reconciliation of underlying results
	Core pre-tax income				Net income attributable to shareholders				Return on equity (%)

in	2012		2011		2012		2011		2012	2011

Overview of significant items (CHF million)

Reported results	1,879		2,749		1,349		1,953		3.9	6.0

Fair value losses/(gains) from movement in own credit spreads	2,939		(1,616)		2,261		(1,151)		–	–

Realignment costs	680		847		477		640		–	–

Gain on sale of stake in Aberdeen Asset Management	(384)		(15)		(326)		(13)		–	–

Gain on sale of non-core business (Clariden Leu integration)	(41)		–		(37)		–		–	–

Impairment of Asset Management Finance LLC and other losses	68		–		41		–		–	–

Gain on sale of real estate	(533)		(72)		(445)		(60)		–	–

Gain on sale of Wincasa	(45)		–		(45)		–		–	–

Losses on planned sale of certain private equity investments	82		–		72		–		–	–

Litigation provisions	363	[1]	478	[2]	230	[1]	428	[2]

Underlying results	5,008		2,371		3,577		1,797		10.0	5.5

1 Includes CHF 136 million (CHF 96 million after tax) related to significant Investment Banking litigation provisions in the third quarter of 2012 and CHF 227 million (CHF 134 million after tax) NCFE-related litigation provisions in the fourth quarter of 2012. 2 Related to litigation provisions in connection with German and US tax matters.

Divisional and individual performance evaluation
For 2012, the Compensation Committee concluded that divisional and individual performance targets were met.
In Private Banking & Wealth Management, the Compensation Committee acknowledged the improvement of the financial indicators. Pre-tax income and pre-tax income margin improved for the former Private Banking and Asset Management divisions. Results were consistent with the Group’s financial plan for 2012. With regard to the qualitative assessment, the Compensation Committee acknowledged the continued strong asset gathering momentum for net new assets in targeted markets, particularly in emerging markets and the ultra-high-net-worth client business which were partially offset by outflows in Western Europe and relating to the integration of Clariden Leu. It also acknowledged the successful repositioning of the Asset Management business, and further reflects our continued focus on alternative investment strategies, including emerging markets, and core investments, including asset allocation and traditional products.

In Investment Banking, the Compensation Committee acknowledged the improvement of financial indicators. The improvements of pre-tax income and the pre-tax income margin were consistent with the Group’s financial plan for 2012. With regard to the qualitative assessment, the Compensation Committee also acknowledged the reduced volatility and improved consistency of results, reflecting the successful alignment of the business model to new market and regulatory requirements. Investment Banking >>>risk-weighted assets under Basel III were reduced from USD 242 billion at year-end 2011 to USD 187 billion at year-end 2012, reflecting substantial progress towards the target level of below USD 175 billion by year-end 2013.

For Shared Services, the Compensation Committee acknowledged the robust control and support environment combined with cost discipline and efficiency gains that helped to improve results in 2012 while transitioning the business to new regulatory requirements. In the aggregate, the Group achieved expense savings of CHF 2 billion in 2012 compared to our annualized six month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.

Compensation Committee discretionary assessment
As a result of its discretionary assessment, the Compensation Committee concluded that the Executive Board made good progress in a number of areas relevant to the long term positioning of the Group. In particular, the Compensation Committee acknowledged the progress during 2012 towards meeting new regulatory requirements. With improved earnings and the successful implementation of the capital measures announced in July 2012, the Group achieved an improvement of its regulatory capital base. As of year-end 2012, our Look-through Swiss Core Capital ratio was 9.0%, compared to 10% that will be required by FINMA by year-end 2018. Our Basel II.5 tier 1 ratio improved to 19.4% from 15.2% in 2011. We reduced our total assets by CHF 99 billion during the fourth quarter of 2012, making significant progress toward the goal of reducing our balance sheet to below CHF 900 billion on a foreign exchange neutral basis by year-end 2013.

> Refer to “Capital management” and “Balance sheet, off-balance sheet and other contractual obligations” in III Treasury, Risk, Balance sheet and Off-balance sheet for further discussion on capital ratios and the reduction of our balance sheet.

Compensation decisions
Based on the evaluation of the Group, divisional and individual performance, the Compensation Committee concluded that the Executive Board members had largely achieved their challenging performance targets for 2012. On that basis, the Executive Board members in the aggregate were awarded an amount of CHF 13.6 million as unrestricted cash and CHF 21.0 million as STI awards, representing, on average, 95% and 97% of the individual target amounts, respectively. Further, Executive Board members were awarded CHF 15.4 million as LTI awards, representing, on average, 94% of the individual LTI target amounts. The incentive compensation decisions for 2012 also reflected an adjustment of our executive compensation to market levels for comparable roles within the global banking industry.

Executive Board compensation for 2012
		Short-term awards

in	Base salary	Unrestricted cash		Value of STI awards		Value of LTI awards		Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]

2012 (CHF million, except where indicated)

13 members [5]	17.75	13.56	[6]	20.95	[7]	15.40	[8]	4.28		2.18		–		74.12

% of total compensation	24%	18%		28%		21%

of which highest paid: Robert Shafir	1.40	0.70		3.50		2.80		1.91	[9]	0.28		–		10.59

% of total compensation	13%	7%		33%		26%

of which CEO: Brady W. Dougan	2.50	0.50		2.50		2.00		0.04		0.23		–		7.77

% of total compensation	32%	6%		32%		26%

1 Other benefits consist of housing allowances, lump sum expenses, child allowances and carried interest. 2 Share awards carry the right to an annual payment equal to the dividend payable on each Group share. The dividend equivalents were paid in respect of awards granted in prior years. 3 During 2012, there were no payments made to Executive Board members for contractual agreements. 4 Does not include CHF 3.9 million of charitable contributions made by the Group for which the CEO and a former Executive Board member are able to make recommendations. 5 Of the 13 members, 5 left the Executive Board during 2012: Karl Landert and Antonio Quintella stepped down from the Executive Board effective April 30, 2012 and May 31, 2012, respectively, and Osama Abbasi, Walter Berchtold and Fawzi Kyriakos-Saad left the Executive Board effective November 30, 2012. The base salary and incentive compensation for these individuals has been pro rated accordingly. These individuals were paid incentive compensation in the form of unrestricted cash and STI awards for their performance in their respective roles on the Executive Board in 2012. 6 Includes pro rated unrestricted cash of CHF 10.2 million paid to the five individuals who left the Executive Board during 2012. 7 All short-term incentive awards for 2012 were granted as performance shares. The applicable Group share price for the performance share awards was CHF 24.62. 8 Long-term incentive awards vest over a five year period, payable on the third, fourth and fifth anniversaries of the grant date. The final value at vesting depends on the achievement of pre-defined performance criteria linked to the average relative total shareholder return and average return on equity. 9 CHF 1.87 million of this amount was granted as carried interest in 2012 (see below). In addition, in connection with his role at the time as CEO of the Asset Management division, in 2008 Mr. Shafir received a carried interest award in certain alternative investment funds. The value realized over time depends on the investment performance of the funds over their lifetime up to fifteen years. The initial value of the award is determined by making assumptions about the return that will be realized on the funds. The aggregate theoretical value of these awards was approximately USD 10 million assuming an estimated 9 percent return on all fund investments over their projected lifetime, and reducing this estimated return by 25 percent to reflect potential underperformance in some of the funds.

2012 total compensation of the CEO and highest paid Executive Board member
For CEO Brady Dougan, the Compensation Committee evaluated the performance of the Group as well as the performance of the Executive Board. In recommending the incentive compensation to the Board for Mr. Dougan, the Compensation Committee considered the improved financial position of the Group in 2012, reflected in an underlying pre-tax income of CHF 5.0 billion, more than double the CHF 2.4 billion in the prior year. In addition, the Compensation Committee considered the achievement of targets and the significant progress made in transitioning the business to the new regulatory and market environment and to meeting challenging new capital requirements, that came into effect in January 2013 with the implementation of Basel III in Switzerland. In particular, the Compensation Committee acknowledged that by year-end 2012 as compared to 2011, the Group reduced Basel III risk-weighted assets by CHF 55 billion to CHF 285 billion, reduced its balance sheet by CHF 125 billion, achieved a 9.0% Look-through Swiss Core Capital ratio and improved its leverage ratio (up to 5.8% from 4.6%). The Compensation Committee also recognized the steady progress made towards meeting the Group’s challenging CHF 4.4 billion run-rate cost reduction target by year-end 2015, and the successful transformation of the Group’s businesses, including the creation of an integrated Private Banking & Wealth Management division and the changes and realignment measures implemented within the Investment Banking business. Given the strong performance of Mr. Dougan during 2012 and his achievements in positioning the firm for the future, the Board decided upon the recommendation by the Compensation Committee to award Mr. Dougan unrestricted cash of CHF 0.5 million, an STI award of CHF 2.5 million and an LTI award of CHF 2.0 million, which were regarded as appropriate award levels in the current environment.

The highest paid member of the Executive Board in 2012 was Robert Shafir. For 2012, Mr. Shafir was awarded unrestricted cash of CHF 0.7 million, an STI award of CHF 3.5 million and an LTI award of CHF 2.8 million. Mr. Shafir’s incentive compensation in 2012 was awarded in consideration of his continued strong performance. The Compensation Committee noted that, in particular, Mr. Shafir had successfully repositioned the former Asset Management division while improving financial results through higher net revenues and lower total operating expenses. He also assumed the role of CEO for the Americas, in addition to his role as Head of the Asset Management division, after Mr. Antonio Quintella left the Executive Board in May 2012. In addition, for 2012 Mr. Shafir was granted a carried interest in certain alternative investment funds in the Asset Management business with a value of CHF 1.87 million. This award was granted to align Mr. Shafir with the overall special capital program where he is required to restructure the Asset Management business. Carried interest is a participation in the investment performance of a private equity or hedge fund portfolio, the value of which will vary significantly depending on the performance of the underlying portfolio.

Other aspects of Executive Board compensation
Charitable contributions
As in the prior three years, a portion of the Executive Board incentive compensation pool for 2012 was approved by the Compensation Committee to fund charitable contributions by the Group. The total amount approved for charitable contributions was CHF 3.9 million for 2012. The contributions will benefit eligible registered charities. The CEO and a former Executive Board member are able to make recommendations in respect of the allocation of the 2012 contributions to various specific charities.

Minimum share ownership requirements
The Group applies minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees as follows:
– CEO: 350,000 shares;
– Other Executive Board members: 150,000 shares;
– Executives responsible for Private Banking & Wealth Management and Investment Banking: 50,000 shares; and
– Executives responsible for Shared Services functions: 20,000 shares.
The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share awards. All affected executive employees are restricted from selling shares (including vested share awards) until they meet the minimum share ownership requirements. The Group prohibits all employees from entering into transactions to hedge the value of unvested share awards. Pledging of unvested share awards by Executive Board members is also not permitted unless expressly approved by the Compensation Committee.

Executive Board compensation for 2011
in	Base salary	Unrestricted cash		Value of share awards		Value of PAF2 awards		Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]

2011 (CHF million, except where indicated)

13 members	19.38	–	[5]	32.83	[6]	12.48	[7]	2.66		2.85		–		70.20

% of total compensation	28%			47%		18%

of which highest paid: Robert S. Shafir	1.32	–		4.39		2.37		0.02		0.40		–		8.50

% of total compensation	16%			52%		28%

of which CEO: Brady W. Dougan	2.50	–		3.00		–		0.02		0.30		–		5.82

% of total compensation	43%			52%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 Share awards carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents were paid in respect of awards granted in prior years. 3 During 2011, there were no payments made to Executive Board members for contractual agreements. 4 Does not include CHF 13 million of charitable contributions made by the Group for which certain Executive Board members, including the CEO, were able to make recommendations. 5 As of December 31, 2011, no members of the Executive Board received unrestricted cash. 6 Includes CHF 22.8 million of performance share awards; the applicable Group share price was CHF 21.90. 7 The value of the 2011 Partner Asset Facility was the fair value as of the grant date of March 1, 2012.

Contract lengths, change in control and termination provisions
All members of the Executive Board have employment contracts with the Group. The contracts do not specify a contract length and are valid until terminated. Members of the Executive Board are required by contract to give six months’ notice of termination of employment. The Group must also give members of the Executive Board six months’ notice of termination of employment. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for payments or benefits in connection with termination of employment that are not generally available to other employees of the Group. For example, in the event of a termination of employment, pre-defined conditions apply to the balances of outstanding compensation awards, depending on whether the termination of employment was voluntary, involuntary or the result of a change in control.

In the case of a change in control, the treatment of outstanding awards for all employees, including Executive Board members, will be determined by the Compensation Committee or the Board. In the case of a change in control, there are no provisions in the employment contracts of Executive Board members that require the payment of any type of extraordinary benefits, including special severance awards.

In the event of the termination of the employment of an Executive Board member without cause, there are no pre-arranged contractual rights to a severance payment. Nonetheless, the amount and terms of a severance payment may be agreed between the Group and the respective Executive Board member.

Former Executive Board members
During 2012, five individuals left the Executive Board. As of December 31, 2012, all five individuals continued to be employed by the Group. Agreements were entered into with four of the individuals to terminate their employment during 2013.

Generally, former members of our most senior executive body who no longer provide services to the Group upon their request are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group or related parties during 2012.

Executive Board shareholdings and loans
Executive Board shareholdings
The shareholdings as disclosed in the table below include the holdings of the respective members of the Executive Board, their immediate family members and companies where they have a controlling interest. The unvested share-based awards do not include awards granted after December 31, 2012. The increase in the number of unvested share awards at the end of 2012 compared to 2011 was due to the decision by all the Executive Board members to convert into share-based awards all of their unvested cash-based Adjustable Performance Plan awards from 2010 and 2009, and the share-based awards granted in 2012 for 2011. The voluntary conversion option was offered to all employees holding cash Adjustable Perform-

ance Plan awards in the context of the capital strengthening measures announced in July 2012.
The value of share-based compensation awards granted to members of the Executive Board in prior years, but not yet fully vested, varies depending on the Group share price and other factors influencing the >>>fair value of the award. The table “Executive Board holdings and values of deferred share-based awards by individual” shows the value of the unvested share-based compensation awards held by members of the Executive Board as of December 31, 2012. The aggregate cumulative value of these unvested share-based awards as of December 31, 2012 was 6% higher compared to the value of the awards as of their respective grant dates.

As a result of the conversion of the Adjustable Performance Plan cash awards to share awards during 2012, the remaining cash-based deferred compensation awards granted to certain Executive Board members in prior years are the 2008 Partner Asset Facility (PAF) and the 2011 Partner Asset Facility (PAF2) awards. The aggregate value of such cash-based awards at their grant dates was CHF 12.2 million compared to a value CHF 20.1 million as of December 31, 2012. The value of these awards varies depending upon the value of the underlying portfolios linked to the PAF and PAF2 awards and the length of the remaining deferral period.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Number of unvested ISUs	Number of unvested SISUs	Number of options		Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)

December 31, 2012

Brady W. Dougan	906,929		666,068	1,572,997	–	76,102	–		18,945,613	19,815,939

Romeo Cerutti	80,279		320,261	400,540	–	23,272	–		8,446,679	9,172,331

Tobias Guldimann	57,763		375,725	433,488	–	29,090	–		9,964,935	10,808,561

David R. Mathers	0		461,439	461,439	–	15,130	1,095	[2]	11,174,895	12,724,392

Hans-Ulrich Meister	178,198		550,776	728,974	–	46,546	–		14,848,594	15,948,497

Robert S. Shafir	387,544		736,377	1,123,921	–	62,320	–		19,807,159	21,325,210

Pamela A. Thomas-Graham	4,583		239,137	243,720	–	14,382	–		6,342,875	6,768,957

Eric M. Varvel	62,169		454,785	516,954	–	55,470	–		13,996,715	13,623,809

Total	1,677,465	[3]	3,804,568	5,482,033	–	322,312	1,095		103,527,465	110,187,696

December 31, 2011

Brady W. Dougan	870,586		117,754	988,340	–	114,153	–		12,538,963	5,118,187

Osama S. Abbasi	233,801		75,354	309,155	3,771	44,232	–		6,218,957	2,804,282

Walter Berchtold	700,040		157,005	857,045	42,023	106,473	–		15,093,404	7,653,886

Romeo Cerutti	37,543		66,426	103,969	7,260	34,908	–		5,343,325	2,554,139

Tobias Guldimann	20,124		66,426	86,550	8,399	43,635	–		5,968,402	2,796,587

Fawzi Kyriakos-Saad	199,942		75,354	275,296	35,973	34,425	–		6,667,886	3,997,001

Karl Landert	96,248		66,426	162,674	34,039	45,381	–		6,967,319	3,957,127

David R. Mathers	16,420		78,503	94,923	17,588	22,695	14,960	[4]	5,547,285	3,003,091

Hans-Ulrich Meister	46,676		108,696	155,372	39,751	69,819	–		10,554,425	5,679,330

Antonio C. Quintella	112,323		37,677	150,000	–	–	–		1,559,828	831,531

Robert S. Shafir	190,489		127,522	318,011	84,480	93,480	–		14,460,480	8,574,359

Pamela A. Thomas-Graham	4,583		46,372	50,955	–	21,573	–		3,368,158	1,499,546

Eric M. Varvel	0		139,810	139,810	39,183	83,205	–		12,721,715	6,636,589

Total	2,528,775		1,163,325	3,692,100	312,467	713,979	14,960		107,010,147	55,105,655

1    Includes shares that were initially granted as deferred compensation and have vested.   2    Consists of options with an expiration date of January 22, 2013 and an exercise price of
CHF 30.60. 3 In addition to the number of owned shares shown, the following Executive Board members held an aggregate number of 2,320 mandatory and contingent convertible securities (MACCS): Brady Dougan (1,336), Romeo Cerutti (60), Hans-Ulrich Meister (262), Robert Shafir (571), Eric Varvel (91); these securities are convertible into an aggregate number of 143,033 shares on March 29, 2013 at a conversion price of CHF 16.29, with settlement and delivery of shares in early April 2013. 4 Consists of 1,095 options with an expiration date of January 22, 2013 and an exercise price of CHF 30.60 and 13,865 options with an expiration date of December 3, 2012 and an exercise price of CHF 34.10.

Executive Board loans
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to employees pursuant to widely available employee benefit plans. As of December 31, 2012, 2011 and 2010, outstanding loans to the members of the Executive Board amounted to CHF 8 million, CHF 22 million and CHF 18 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2012 was six and three, respectively, and the highest loan outstanding was CHF 4 million to Eric Varvel.

All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, fixed-rate mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees, and did not involve more than the normal risk of collectability or present other unfavorable features.

> Refer to “Banking relationships with members of the Board and Executive Board and related party transactions” in Corporate Governance for further information.
Board of Directors compensation
Compensation to members of the Board is set in accordance with the Articles of Association, OGR and the Compensation Committee Charter. The annual compensation paid to members of the Board is set by the Board based on the recommendation of the Compensation Committee. All members of the Board receive a base board fee plus a committee fee or an additional fee that reflects the respective Board member’s role, time commitment and scope of responsibility on the Board. The full-time Chairman, the Vice-Chairman and the three committee chairmen assume the greatest responsibility and dedicate the most time in fulfilling their board duties. As such, these individuals receive a higher annual base board fee than other board members and may receive additional fees which vary according to their specific role. The base and committee fee amounts are set by the Board upon recommendation of the Compensation Committee for the 12-month period from the current Annual General Meeting (AGM) to the following year’s AGM. Fees paid to Board members are in the form of cash and Group shares, which are blocked from being sold for a period of four years. By compensating Board members to a significant degree in the form of blocked Group shares, we ensure alignment of their interests with the interests of our shareholders.

Members of the Board without designated leadership responsibilities (ten individuals) each received an annual base board fee for 2012 of CHF 250,000 and an annual committee fee for serving on the Audit, Risk or Compensation Committees. The committee fees were CHF 150,000 for the Audit Committee, CHF 100,000 for the Risk Committee and CHF 100,000 for the Compensation Committee. Members of the Chairman’s and Governance Committee do not receive a committee fee.

Compensation of the Chairman
The Chairman of the Board is paid a base board fee plus an additional fee, which is proposed by the Compensation Committee and approved by the Board. The additional fee awarded to the Chairman can vary from year to year, depending on Group and individual performance. The base board and the additional fee awarded to the Chairman reflect his full-time status and active role taken in shaping the Group’s strategy, governing the Group’s affairs and representing the Group vis-à-vis shareholders. The Chairman coordinates the work within the Board, works with the committee chairmen to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information for performing their duties. In particular, the Chairman drives the Board agenda and key Board topics, especially regarding the strategic development of the Group, succession planning, structure and organization of the Group, as well as compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the shareholder meetings, leads the Group’s corporate governance and takes an active role in representing the Group to the key shareholders, investors, regulators and supervisors, industry associations and other stakeholders.

For 2012, Chairman Urs Rohner received total compensation of CHF 5.2 million, of which CHF 2.5 million was the base board fee, CHF 2.5 million was additional fees and CHF 0.2 million was other compensation, consisting mainly of pension-related benefits. Of the CHF 5.2 million, CHF 4.0 million was awarded in cash and CHF 1.2 million was awarded in Group shares, blocked for a period of four years. For the prior year, Urs Rohner received total compensation of CHF 4.3 million, for his successive roles as Vice-Chairman and Chairman, which he assumed at the AGM in April of 2011. The total compensation awarded to the Chairman for 2012 reflects the improved financial position of the Group and Urs Rohner’s performance under difficult circumstances as evaluated by the Compensation Committee. In particular, it is in recognition of Mr. Rohner’s leadership of the Board, his impact in closely steering and monitoring the strategic development of the Group, including the alignment of business structure and organization to the new regulatory requirements, as well as his active engagement with key stakeholders and regulators and representation of the Group in a variety of industry associations.

Compensation of the Vice-Chairman and the committee chairmen
Peter Brabeck-Letmathe, in the role of Vice-Chairman, received an annual base board fee of CHF 400,000 but no committee or additional fees. Aziz R.D. Syriani, Richard E. Thornburgh and John Tiner, each in the role of committee chairman, received an annual base board fee plus an additional fee, which reflects the greater responsibility and time commitment required to perform the role of a committee chairman. The annual base board fee for the chairmen of the Audit and Risk Committees for 2012 was CHF 400,000 and the annual base board fee for the chairman of the Compensation Committee was CHF 350,000. The base board fees for the committee chairmen are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. The additional fees awarded to the three committee chairmen may vary from year to year, according to their overall time commitment, and are determined and paid for the current year, in alignment with the annual variable compensation cycle. The additional fees paid to the Audit and Risk Committee chairmen, who also serve on other committees as regular members, reflect the additional time commitment required to serve as regular members on such committees, which they do not chair.

Former members of the Board
Three former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board or related parties during 2012.

Board compensation for 2012
in	Base board fee	Committee fee	Additional fees	[1]	Other compen- sation categories	[2]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[3]

2012/2013 (CHF)

Urs Rohner, Chairman [4]	2,500,000	–	2,500,000		234,881		5,234,881	3,984,881	76%	1,250,000	24%	50,772

Peter Brabeck-Letmathe, Vice-Chairman [5]	400,000	–	–		–		400,000	200,000	50%	200,000	50%	9,026

Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	5,641

Robert H. Benmosche [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Iris Bohnet [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Noreen Doyle [5]	250,000	100,000	182,600		–		532,600	357,600	67%	175,000	33%	7,898

Jean-Daniel Gerber [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	9,026

Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Andreas N. Koopmann [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Jean Lanier [5]	250,000	250,000	–		–		500,000	250,000	50%	250,000	50%	11,282

Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	–	400,000		–		750,000	522,500	70%	227,500	30%	9,241

David W. Syz [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	9,026

Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	20,309

John Tiner, Chairman of the Audit Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	20,309

Total	6,550,000	1,150,000	5,082,600		234,881		13,017,481	8,514,981	65%	4,502,500	35%	192,020

1 Includes the additional fees for the full-time Chairman and the three committee chairmen as well as the additional fees paid to Noreen Doyle in 2012 as a non-executive director of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities Europe Limited. The additional fees of CHF 182,600 for Noreen Doyle corresponded to the annual fees of GBP 125,000 which Noreen Doyle received in 2012 as a non-executive director (annual fee of GBP 100,000) and audit committee chair (additional fee of GBP 25,000) of Credit Suisse International and Credit Suisse Securities Europe Limited. 2 Other compensation for the Chairman included lump sum expenses, child and health care allowances and pension benefits. 3 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 4 The Chairman and the three committee chairmen received an annual base board fee paid in cash. They also received additional fees paid in cash and/or share awards as determined by the Board in the course of the regular compensation process. The additional fees awarded to these four individuals for 2012 were paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 24.62. 5 Except for the Chairman and the three committee chairmen, members of the Board were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 26, 2012 to April 27, 2013. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for each of the Risk and Compensation Committees. For 2012, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2012 annual general meeting was CHF 22.16.

Board compensation for 2011
in	Base board fee	Committee fee	Compen- sation for functional duties		Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2011/2012 (CHF)

Urs Rohner, Chairman [3,4]	2,100,000	–	2,000,000		234,881		4,334,881	3,334,881	77%	1,000,000	23%	45,663

Hans-Ulrich Doerig, former Chairman [3]	750,000	–	666,667		–		1,416,667	1,416,667	100%	–	–	–

Peter Brabeck-Letmathe, Vice-Chairman	400,000	–	–		–		400,000	200,000	50%	200,000	50%	5,088

Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	3,180

Robert H. Benmosche [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Noreen Doyle [5,6]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Andreas N. Koopmann [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Jean Lanier [5]	250,000	250,000	–		–		500,000	250,000	50%	250,000	50%	6,360

Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	–	400,000		–		750,000	522,500	70%	227,500	30%	10,389

David W. Syz [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	5,088

Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	22,832

John Tiner, Chairman of the Audit Committee [4]	400,000	–	666,666	[7]	–		1,066,666	733,333	69%	333,333	31%	15,221

Peter F. Weibel [5]	250,000	150,000	465,000	[7]	–		865,000	665,000	77%	200,000	23%	5,088

Total	6,650,000	1,050,000	5,198,333		234,881		13,133,214	9,222,381	70%	3,910,833	30%	141,169

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Hans-Ulrich Doerig and Urs Rohner served in the roles of full-time Chairman and full-time Vice Chairman, respectively, from January 2011 until the AGM in April 2011. As of the 2011 AGM, Urs Rohner succeeded Hans-Ulrich Doerig in the role of full-time Chairman. 4 Members of the Board with functional duties received an annual base board fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. Generally, variable compensation awarded for 2011 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 21.90. 5 Members of the Board without functional duties were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 29, 2011 to April 27, 2012. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for the Risk and Compensation Committees. For 2011, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2011 AGM was CHF 39.31. 6 In July 2011, Noreen Doyle was appointed as a non-executive director and audit committee chair of the Group’s UK subsidiaries Credit Suisse International and Credit Suisse Securities Europe Limited and was paid a total of GBP 50,000 in fees. 7 Peter F. Weibel was the Chairman of the Audit Committee until the 2011 annual general meeting, at which time John Tiner took over the role.

Board shareholdings and loans
Board shareholdings
The shareholdings as disclosed in the following table include the holdings of the respective members of the Board, their immediate family members and companies in which they have a controlling interest. As of December 31, 2012, there were no Board members with outstanding options.

Board shareholdings by individual
in	2012		2011

December 31 (shares) [1]

Urs Rohner	244,422		221,056

Peter Brabeck-Letmathe	120,999		108,820

Jassim Bin Hamad J.J. Al Thani	11,790		5,696

Robert H. Benmosche	30,872		23,304

Iris Bohnet	7,898		–

Noreen Doyle	41,324		31,837

Jean-Daniel Gerber	9,826		–

Walter B. Kielholz	292,424		281,891

Andreas N. Koopmann	30,469		21,400

Jean Lanier	43,881		30,912

Anton van Rossum	48,598		38,831

Aziz R.D. Syriani	76,774		66,385

David W. Syz	92,745		81,193

Richard E. Thornburgh	218,456		283,600

John Tiner	24,799		8,625

Total	1,295,277	[2]	1,203,550	[3]

1    Includes Group shares that are subject to a blocking period of up to four years.   2    In addition to the shareholdings shown, the following Board members held an aggregate number of 1,519 mandatory and contingent convertible securities (MACCS): Urs Rohner (395), Peter Brabeck-Letmathe (175), Jassim Bin Hamad J.J. Al Thani (17), Iris Bohnet (11), Walter Kielholz (431), Andreas Koopmann (44), Aziz Syriani (113), Richard Thornburgh (297) and John Tiner (36); these securities are convertible into an aggregate number of 93,247 shares on March 29, 2013 at a conversion price of CHF 16.29, with settlement and delivery of shares in early April 2013.   3    Excludes 72,232 shares held by Peter Weibel as of December 31, 2011, who stepped down from the Board as of
April 27, 2011.

Board loans
A large majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. As of December 31, 2012, 2011 and 2010, outstanding loans to the members of the Board amounted to CHF 40 million, CHF 34 million and CHF 35 million, respectively.

Members of the Board with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Members of the Board who were previously employees of the Group may still have outstanding loans, which were extended to them at the time that employee conditions applied to them. Unless otherwise noted, all loans to members of the Board were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current members of the Board have a significant influence as defined by the US Securities and Exchange Commission, such as holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2012, 2011 and 2010, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.

> Refer to “Banking relationships with members of the Board and Executive Board and related party transactions” in Corporate Governance for further information.
Board loans by individual
in	2012	2011

December 31 (CHF)

Urs Rohner	5,034,157	5,090,650

Peter Brabeck-Letmathe	27,520,527	15,833,928

Walter B. Kielholz	4,200,000	5,050,000

Andreas N. Koopmann	2,775,000	2,775,000

David W. Syz	1,500,000	1,500,000

Richard E. Thornburgh	0	14,266

Total [1]	41,029,684	30,263,844	[2]

1 Includes loans to immediate family members. 2 Excludes a loan of CHF 3,950,000 held by Peter Weibel as of December 31, 2011, who stepped down from the Board as of April 27, 2011.

Group compensation
For all Group employees other than members of the Executive Board, the 2012 compensation design remained similar to the prior year. The key features of the 2012 compensation design are:
– The divisional variable compensation pools were determined based on the 2012 financial performance of each division and adjusted by a uniform capital charge.
– The threshold at which variable compensation becomes subject to deferral remained unchanged at total compensation of CHF/USD 250,000 (or local currency equivalent). The deferral rates applied for 2012 also remained largely unchanged compared to the prior year.

– As in previous years, all deferred awards for 2012 contained a general malus provision, which enables the Group to cancel any unsettled awards granted to any individual or individuals in the event that they engage in any activity that results in, or has the potential to result in, material financial, reputational or other material harm to the Group.

– The majority of deferred variable compensation for 2012 was granted to employees in the form of share awards, with vesting over three years.
– For managing directors and all employees categorized as MRTC, at least 50% of their deferred variable compensation for 2012 was awarded in the form of performance share awards that are subject to clawback provisions, which provide that the number of unvested shares will be adjusted downward in the event of a divisional loss or a negative underlying ROE. There will be no upward adjustment on unvested award balances.

– For managing directors and directors in the Investment Banking division, a portion of their deferred variable compensation for 2012 was awarded in the form of Plus Bonds, a new award plan. Plus Bonds are deferred cash-based awards that are notionally referenced to a portfolio of assets linked to asset-backed securities (ABS) and transfer risk from the Group to employees.

– Managing directors and directors in the Investment Banking division received the cash component of their variable compensation in the form of Restricted Cash Awards, which are cash payments that are subject to a pro-rata repayment in the event of voluntary resignation or termination for cause within three years of the grant.

Determination of divisional variable compensation pools
Determination of the performance-based variable compensation pools is an annual process. Appropriate accruals for the divisional and Group-wide variable compensation pools are made by the Group throughout the year. The Board regularly reviews the accruals and related financial information and makes adjustments at its discretion to ensure that the overall size of the pools is consistent with the Group’s compensation objectives. An accrual, at the Group or any other level, however, does not create legal rights or entitlements for employees to receive variable compensation.

For the business divisions, the primary measure for determining the variable compensation pool is the division’s income before taxes and before the variable compensation accrual, reduced by a charge for capital usage. In order to better align the calculation methodology of the pools across all businesses, we standardized the calculation basis of our capital charge in 2012 so that a uniform capital charge was applied to our divisions. The capital charge is calculated as the economic cost of allocated capital. Allocated capital is defined as 10% of average >>>Basel III >>>risk-weighted assets. The methodology to determine the divisional variable compensation pools, however, is not purely formula driven, but instead takes into account divisional key performance indicators and non-financial criteria including risk considerations and relative performance compared to peers. For 2012, the divisional variable compensation pools were determined according to the former divisional structure (Private Banking, Investment Banking and Asset Management), which was in place for most of 2012.

For Shared Services functions, a deduction is applied to the pool of each division to fund a variable compensation pool for these employees, the total amount of which is based on the Group-wide performance and qualitative measurements rather than the performance of any particular division they support.

The determination of the pools for the business divisions and Shared Services functions also takes into account Group-wide performance, ethics, risk, compliance and control as well as the market and regulatory environment. The final variable compensation pools are reviewed and recommended by the Compensation Committee and approved by the Board.

Once the variable compensation pools have been set at the Group and divisional levels, each division allocates its pool to the various business areas, based on the same or similar factors used to determine the divisional pool. Capital usage continues to be factored into the pools as they are allocated within business areas. Through this process, business area managers recognize that capital usage is a significant factor in the determination of the variable compensation pool for the business area under their responsibility. The pools are then allocated further to line managers and employees. Line managers award variable compensation to employees based on individual and business area performance, subject to the constraints of the pool available.

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

For key personnel of the Group and the divisions, we compete for talent primarily with major banks globally. To benchmark our compensation levels and as a key input for setting the variable compensation pools at the Group and divisional levels, we measure ourselves against a set of peer groups, including European and US banks. These peer groups and relevant metrics are reviewed annually in April by the Compensation Committee and tracked throughout the year. The relevant peer group for 2012 for the Group is the same twelve peers used for by the Compensation Committee in the context of assessing the Group’s relative performance for the purposes of determining compensation for the Executive Board: Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS. Most of these peer companies explicitly mention Credit Suisse as one of their peers.

The peer groups for 2012 for the Group and the divisions are shown in the following table, followed by specific performance criteria that the Compensation Committee reviews for assessing the relative performance against peers as part of the process to determine the divisional variable compensation pools.

2012 peer groups and performance criteria[1]
Credit Suisse Group

Peer group	Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS

Performance criteria

Profitability and efficiency	Return on equity, pre-tax income margin and compensation/revenue ratio

Growth	Earnings per share growth, net revenue growth, net new assets growth and total assets under management growth

Capital and risk	Tier 1 ratio, core tier 1 ratio, leverage ratio, Value-at-Risk and risk-weighted assets development

Shareholder satisfaction	Total shareholder return over one year, total shareholder return over two years and book value per share growth

Private Banking

Peer group	Barclays, Deutsche Bank, HSBC, Julius Bär Group, JPMorgan Chase and UBS

Performance criteria

Profitability and efficiency	Pre-tax income margin, pre-tax income on assets under management and gross margin

Growth	Net revenue growth, pre-tax income growth and net new assets growth

Investment Banking

Peer group	Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS

Performance criteria

Profitability and efficiency	Pre-tax return on economic risk capital, pre-tax income margin and compensation/revenue ratio

Growth	Net revenue growth and pre-tax income growth

Capital and risk	Net revenue/Value-at-Risk

Asset Management

Peer group	Allianz, BlackRock, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS

Performance criteria

Profitability and efficiency	Pre-tax income margin and gross margin on assets under management

Growth	Pre-tax income growth, net revenue growth and net new assets growth

1 For the 2012 compensation process, the peer groups and performance criteria were approved by the Compensation Committee in April 2012 and were defined according to the former divisional structure.

Risk and control considerations within the compensation process
Risk and control considerations are integrated throughout the performance assessment and compensation processes in order to ensure that our approach to compensation discourages excessive risk taking and that significant attention is given to risk and internal control matters. During 2012, we continued to refine our processes and governance regarding risk and compensation, in particular those impacting MRTC.

Compensation process for MRTC
During 2012, the Group enhanced its processes for reviewing the performance, compliance and variable compensation recommendations for MRTC and certain other groups of employees. MRTC include employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group’s risk profile. Regulators, in particular, have placed increased emphasis and requirements on the identification and management of employees who have the potential to take or manage risk at firms. The criteria for classifying individuals as MRTC for the Group are approved by the Board upon recommendation by the Compensation and Risk Committees.

Employees meeting one or more of the following criteria are identified as MRTC:
– members of the Executive Board;
– employees who report directly to a member of the Executive Board, typically employees who are responsible for managing significant lines of business of the Group and are members of divisional management committees;

– senior control function personnel, which are senior employees in the Shared Services functions of Finance, Risk Management, Legal and Compliance and Talent, Branding and Communications who have responsibility for monitoring individuals or groups of individuals who manage material amounts of risk for the Group;

– employees, either individually or as part of a group, with the ability to put material amounts of the Group’s capital at risk, such as traders, and others who are authorized to manage, supervise or approve risk exposure that could have a material or significant effect on our financial results;

– the top 150 paid employees across the Group (based on total compensation), regardless of seniority or function;
– UK Financial Services Authority Code Staff, which are determined based on the significance of the employees’ functions in the UK and the potential impact of their risk-taking activities on the UK entities; and

– other individuals, whose role, individually or as part of a group, has been identified as having a potential impact on market, reputational or operational risk.
All managing directors and MRTC received at least 50% of their deferred variable compensation as performance share awards.
In response to requirement of the Fed, the Group has also identified two groups of US-based employees in addition to the MRTC, which are subject to the enhanced compensation processes for MRTC. The broader group is collectively known as covered employees, which are comprised of:

– MRTC;
– as all US-based revenue producers in Investment Banking; and
– all branch managers of our US Wealth Management Clients business within the Private Banking & Wealth Management division.
The 2012 enhancements to the compensation process apply to all covered employees and included the introduction of policies and procedures to ensure that managers who make performance assessments and variable compensation recommendations in respect of covered employees apply due consideration to risk taken by those employees. This included mandatory training for all managers of covered employees. Policies were also introduced for malus triggers and the compensation impact of different trigger events, based on the severity of such events. To ensure that the new guidelines are being applied, validation and monitoring processes have been created, which include a review of covered employee compensation decisions.

> Refer to the table “Approval authority” for further information on the review and approval process for variable compensation.
Role of control functions in the compensation process
In addition to the annual performance assessment conducted by their line managers, covered employees are subject to a separate review process by the Group’s control functions, which can impact decisions about individual variable compensation awards. The control functions include Legal and Compliance, Risk Management, Finance and Internal Audit, which are independent of the businesses. Reports of infractions of employees are presented to regional disciplinary review committees, which assess such infractions and make recommendations on disciplinary measures. Such measures can include the reduction or elimination of the employee’s variable compensation award for the given year and, in the case of MRTC, deferred awards from prior years. The Board’s Audit and Risk Committees are periodically provided with information on the disciplinary cases and may give directional input regarding the appropriateness of disciplinary outcomes. The results of the disciplinary review committees’ assessment and any disciplinary measures are communicated to the Compensation Committee, together with details of any impacts on variable compensation. In the case of MRTC, the proposed variable compensation amounts are subject to final review and approval by the Compensation Committee.

Clawback and risk-based adjustments for deferred awards
All deferred awards contain clawback provisions. Specifically, the performance share awards and Adjustable Performance Plan awards (granted in 2010 and 2009) contain provisions that result in the unvested amount of the deferred awards to be adjusted downwards or cancelled in the event of future negative business performance according to specific pre-defined performance criteria and other conditions. Given the positive performance of the Group and all divisions in 2012, no such downward adjustments were made to existing performance share awards or Adjustable Performance Plan awards for calendar year 2012.

All deferred awards also contain general malus provisions. The Group can reduce or cancel the amount of the unsettled awards of any employee whose individual behavior has a materially detrimental impact on the Group. Additionally, for all covered employees, a further general malus provision applies, which can be triggered not only for cases of materially detrimental individual behavior, but also in cases where the behavior or performance of the individual causes, or could cause the Group or any division or region to suffer a material downturn in its financial performance or regulatory capital base, a material failure of risk management or reputational harm or other similar events, or a combination thereof, as determined by the Group in its sole discretion.

> Refer to the table “Potential downward adjustments of performance share awards and STI” for specific downward adjustments to be applied.
In addition to the downward adjustments that may be made as a result of explicit clawback provisions, deferred awards are subject to implicit or >>>fair value adjustments due to changing market conditions. Normal market fluctuations in the Group share price, for example, will give rise to implicit upward or downward adjustments in the value of the deferred share awards.

> Refer to the table “Fair value of outstanding deferred compensation awards” for a quantitative disclosure of the explicit and implicit risk adjustments made in 2012 on the outstanding deferred awards.

Compensation design
In line with the Group’s total compensation approach, all Group employees received fixed compensation in the form of salaries and were eligible to receive variable compensation for 2012. Variable compensation for 2012 was awarded to employees in the form of cash, Restricted Cash Awards, share-based awards and, in certain cases, Plus Bond awards, subject to the eligibility and other terms and conditions of the specific award plans as shown below.

Base salaries
All employees are paid a base salary. The level of base salary paid to an individual employee is based on the role and experience of the individual, his or her individual sustained long-term performance and market positioning. The Group regularly reviews benchmarking data on base salary levels with respect to different functions and geographical regions to ensure that employees are paid fairly and competitively in reference to comparable roles in the market.

Variable compensation and deferral rates
For 2012, 42,482 employees received some amount of variable compensation, of which 7,592, or 18%, received some portion of deferred variable compensation. This is consistent with the 7,719 employees who received deferred variable compensation for 2011. The number of employees, including members of the Executive Board, managing directors and other MRTC, who received performance share awards subject to performance-related clawback provisions was 1,715. Variable compensation was paid in cash unless total compensation granted for 2012 was CHF/USD 250,000 (or local currency equivalent) or more, in which case a portion was paid in cash and the balance was deferred. The portion that was deferred was determined by reference to a pre-established deferral table, which increases the deferred portion for higher levels of total compensation. Compared to 2011, the deferral rates for 2012 were adjusted slightly. The initial deferral rate was increased from 15% to 17.5%. The largest change was for the maximum deferral rate, which was set at 90% for 2012 compared to 80% for 2011. The amount of variable compensation paid as cash for 2012 was subject to a cap of CHF/USD 2 million (or local currency equivalent).

## Employee categories and components of total compensation for 2012

| | | Total compensation | | | | | |
|---|---|---|---|---|---|---|---|
| | | Fixed compensation | Variable compensation | | | | |
| | | | | Deferred compensation[1] | | | |
| | Employee category | Base salary | Unrestricted cash | Restricted Cash Awards | Shares | Performance shares | Plus Bond |
| Non-IB | Managing directors and MRTC | | | | 50% | 50% | |
| Non-IB | Other employees with total compensation above CHF/USD 250,000 | | | | 100% | | |
| IB | Managing directors and directors who are MRTC | | | | 33% | 50% | 17% |
| IB | Other directors | | | | 83% | | 17% |
| IB | Other MRTC | | | | 50% | 50% | |
| IB | Other employees with total compensation above CHF/USD 250,000 | | | | 100% | | |
| | Employees with total compensation below CHF/USD 250,000 | | | | | | |

IB – Investment Banking

[1] Deferred compensation is applicable to employees with total compensation of CHF/USD 250,000 or higher.

Unrestricted cash
Generally employees were paid the cash portion of their variable compensation as unrestricted cash.
Deferred variable compensation instruments
Share awards
Our share awards align the interests of our employees with those of our shareholders and the performance of the Group and comply with the expectations of regulators to grant a substantial portion of variable compensation in the form of share awards. A total of 7,592 employees received share awards for 2012. Each share award granted entitles the holder of the award to receive one Group share and does not contain a leverage component or multiplier effect. The share award vests over three years, such that one third of the share award vests on each of the three anniversaries of the grant date, and will be expensed over the vesting period. The number of share awards was determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the twelve business days ended January 16, 2013. The final value of these share awards is solely dependent on the Group share price at the time of delivery.

In order to comply with regulatory requirements, the Group awarded an alternative form of share awards to senior employees in a number of EU countries instead of unrestricted cash. For 2012, these employees received 50% of the amount they otherwise would have received in cash in the form of blocked shares. The shares remain blocked for a period of time, which ranges from six months to three years depending on location, after which they are no longer subject to restrictions.

The Group prohibits employees from entering into transactions to hedge the value of outstanding share awards. Employee pledging of unvested share awards is not allowed except with express approval of the Compensation Committee. The Group continues to apply minimum share ownership requirements for members of the divisional and regional management committees and the Executive Board.

> Refer to “Minimum share ownership requirements” in Executive Board compensation for further information.

Performance share awards
Members of the Executive Board, managing directors and all other MRTC (1,715 employees) received at least 50% of their deferred variable compensation in the form of performance share awards, which are subject to explicit performance-related clawback provisions. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards also vest over three years, such that one third of the share awards vest on each of the three anniversaries of the grant date and will be expensed over the vesting period. Unlike the share awards described above, however, the outstanding performance share awards are subject to a negative adjustment in the event of a divisional loss or a negative underlying ROE of the Group. Outstanding performance shares are subject to a negative adjustment in the event of a divisional loss, unless there is a negative underlying ROE of the Group that would call for a negative adjustment greater than the divisional adjustment for the year, in which case the negative adjustment is based on such negative underlying ROE. For employees in Shared Services, the negative adjustment only applies in the event of a negative underlying ROE of the Group and is not linked to the performance of the divisions. Performance shares awarded prior to 2012 were based on reported ROE, unlike performance share awards for 2012, which were based on underlying ROE.

The amount of potential negative adjustment for loss at the divisional level, which is applicable to all outstanding performance share awards (including STI awards of Executive Board members heading a business division), is shown in the following chart.

Plus Bond awards
Managing directors and directors in the Investment Banking division received approximately 17% of their variable compensation in the form of Plus Bond awards. The Plus Bond award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. Plus Bond award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of >>>London Interbank Offered Rate plus 7.875% per annum until settlement. The Plus Bond will settle in the summer of 2016 based on the amount of the initial award less portfolio losses, if any, in excess of a first loss portion retained by the Group of approximately USD 600 million. The value of the Plus Bond awards is based on the performance of a portfolio of unrated and sub-investment-grade ABS that are held in inventory by various trading desks of the Investment Banking division. While the Plus Bond award is a cash-based instrument, the Group reserves the right to settle the award in Group shares based on the share price at the time of final distribution. In addition, subject to oversight procedures, the Group retains the right to prepay all or a portion of the Plus Bond award in cash at any time and, in the event of certain regulatory developments or changes on capital treatment, exchange the award into Group shares. Similar to the PAF2 awards, the Plus Bond award plan contributes to a reduction of the Group’s >>>risk-weighted assets and constitutes a risk transfer from the Group to the Plus Bond award holders.

The Plus Bonds provided to 2,274 employees in Investment Banking had a notional value of CHF 187 million and were fully vested and expensed as of the grant date of December 31, 2012.
Managing directors and directors outside of the Investment Banking division were given the opportunity in early 2013 to voluntarily reallocate a portion of the share award component of their deferred awards into the Plus Bond awards. The Plus Bonds provided to 769 employees outside the Investment Banking division through the voluntary reallocation offer had a notional value of CHF 38 million as of the grant date, will vest on the third anniversary of the grant date in 2016 and will be expensed over the vesting period.

In addition, members of the Executive Board who did not participate in the structuring of the instrument were given the opportunity to invest their own funds in Plus Bond instruments that have substantially the same terms as the Plus Bond awards granted to employees. As a result, certain Executive Board members acquired an aggregate of CHF 9 million in Plus Bond instruments in February 2013.

> Refer to “Banking relationships with members of the Board and Executive Board and related party transactions” in Corporate Governance – Board of Directors for further information.

Restricted Cash Awards
Managing directors and directors in the Investment Banking division received the cash component of their variable compensation in the form of Restricted Cash Awards. These awards are cash payments made on the grant date, but are subject to a pro-rata repayment by the employee in the event of voluntary resignation or termination for cause within three years of the grant. The Restricted Cash Award is reported as part of the deferred compensation award for the Group even though the award was paid as of the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions.

Other awards
In addition, we may, from time to time, employ other long-term incentive compensation plans or programs to assist in hiring at competitive levels and to support the retention of talent. These variations from our standard approach to compensation are generally applied to small populations of employees within the Group where the specific circumstances warrant such compensation arrangements. For 2012, such compensation arrangements were applied to approximately 328 employees, including employees engaged in arbitrage trading in the Investment Banking division, alternative investments in the Private Banking & Wealth Management division and certain employees in our Credit Suisse Hedging-Griffo Investimentos S.A. subsidiary. Generally, compensation for employees at Group subsidiaries follows the standard compensation design described above, with few exceptions. Any and all variations from our standard approach must be approved by the Compensation Committee.

We may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted and in line with market practice. The value of commissions paid is determined by formulas, which are reviewed regularly to ensure that they remain competitive.

Total compensation awarded
The following table shows the value of total compensation awarded to employees for 2012 and 2011, including awards granted to employees as variable incentive compensation for 2012 and 2011 granted in January 2013 and 2012, respectively. The deferred awards are subject to future service, performance, market and clawback criteria that will determine the final payout to employees upon settlement and/or may be forfeited or reduced if such criteria are not achieved.

Total compensation awarded
For	2012						2011

	Unrestricted		Deferred		Total		Unrestricted		Deferred		Total

Fixed compensation (CHF million)

Salaries	6,063		–		6,063		6,319		–		6,319

Social security	769		–		769		865		–		865

Other	837	[1]	–		837		874	[1]	–		874

Total fixed compensation	7,669		–		7,669		8,058		–		8,058

Variable incentive compensation (CHF million)

Unrestricted cash	1,202		–		1,202		1,519		–		1,519

Share awards	6		950	[2]	956		11		438		449

Performance share awards	–		660		660		–		516		516

Plus Bond awards	–		187		187		–		–		–

2011 Partner Asset Facility awards	–		–		–		–		499	[3]	499

Restricted Cash Awards	–		299		299		–		–		–

Other cash awards	–		119		119		–		5		5

Total variable incentive compensation	1,208		2,215		3,423		1,530		1,458		2,988

Other variable compensation (CHF million)

Cash severance awards	251		–		251	[4]	405		–		405	[4]

Sign-on awards	10		79		89		25		142		167

Cash-based commissions	157		–		157		143		–		143

Total other variable compensation	418		79		497		573		142		715

Total compensation awarded (CHF million)

Total compensation awarded	9,295		2,294		11,589		10,161		1,600		11,761

of which guaranteed bonuses	–		–		69	[5]	–		–		172	[5]

1 Includes pension and other post-retirement expense of CHF 532 million and CHF 610 million in 2012 and 2011, respectively. 2 Includes the notional value of CHF 38 million of share awards that was reallocated to Plus Bond awards as a part of the voluntary employee reallocation offer that took place subsequent to the grant date. 3 Represents the fair value of the 2011 Partner Asset Facility awards as of the grant date. The notional value was CHF 751 million. 4 Includes CHF 215 million and CHF 182 million relating to cash severance awards for terminations effective as of December 31, 2012 and 2011, respectively. 5 Awarded to 205 and 332 employees in 2012 and 2011, respectively. Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

All variable compensation was approved by the Board, based on the Compensation Committee’s recommendation and the thorough assessment of the Group’s performance in 2012. In addition, other factors were taken into consideration, such as the overall economic and competitive environment, the capital and risk position of the Group and returns to shareholders. Total compensation awarded for 2012, which reflected the solid performance of the Group in 2012 in a challenging market environment, was CHF 11.6 billion, down 1% compared to 2011, and up 3% on an average basis per person, reflecting the net decline of 2,300 employees throughout the year. The overall variable incentive compensation awarded for 2012 was CHF 3.4 billion, up 15% compared to 2011. Of the total variable incentive compensation awarded across the Group for 2012, 65% was deferred and subject to future performance, market and clawback criteria. A total of 42,482 employees received some form of variable incentive compensation for 2012, of which 523 were classified as MRTC.

Number of employees awarded variable and other compensation
	MRTC	[1]	Other employees	2012 Total		MRTC	[2]	Other employees	2011 Total

Number of employees awarded variable compensation

Variable compensation	523		41,959	42,482		487		43,405	43,892

of which unrestricted cash	235		39,935	40,170		470		43,359	43,829

of which share awards	508		7,084	7,592		163		6,204	6,367

of which performance share awards	481		1,234	1,715		455		1,277	1,732

of which Plus Bond awards	298		1,976	2,274		–		–	–

of which 2011 Partner Asset Facility awards	–		–	–		442		5,150	5,592

of which Restricted Cash Awards	285		1,976	2,261		–		–	–

or which other cash awards	41		48	89		–		139	139

Number of employees awarded other variable compensation

Cash severance awards	9		3,056	3,065	[3]	2		1,697	1,699	[3]

Sign-on awards	6		190	196		5		39	44

Cash-based commissions	0		370	370		3		0	3

Guaranteed bonuses	5		200	205		7		325	332

1 Excludes individuals who may have been classified as material risk takers and controllers according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in Investment Banking and branch managers of the US Wealth Management Clients business within the Private Banking & Wealth Management division, who were classified as covered employees by the US Federal Reserve, and other UK employees. 2 Excludes individuals who may have been classified as material risk takers and controllers according to regulatory requirements of jurisdictions outside of Switzerland (e.g., US, UK). 3 Includes employees who received cash severance awards for terminations of employment as of December 31, 2012 and 2011.

Compensation awarded to MRTC
The 523 employees classified as MRTC were awarded total compensation of CHF 1,282 million for 2012 and variable incentive compensation of CHF 993 million for 2012, of which CHF 914 million, or 92%, was deferred. MRTC received 50% of their deferred compensation for 2012 in the form of performance share awards, which are subject to clawback provisions.

Compensation awarded to MRTC
For	Unrestricted	Deferred	2012 Total	Unrestricted	Deferred	2011 Total

Fixed compensation (CHF million)

Total fixed compensation	275	–	275	231	–	231

Variable incentive compensation (CHF million)

Unrestricted cash	77	–	77	136	–	136

Share awards	–	313	313	–	73	73

Performance share awards	–	404	404	–	278	278

Plus Bond awards	–	107	107	–	–	–

2011 Partner Asset Facility awards	–	–	–	–	201	201

Restricted Cash Awards	–	57	57	–	–	–

Other cash awards	2	33	35	–	–	–

Total variable incentive compensation	79	914	993	136	552	688

Other variable compensation (CHF million)

Cash severance awards	5	–	5	5	–	5

Sign-on awards	0	9	9	2	0	2

Cash-based commissions	0	–	0	2	–	2

Total other variable compensation	5	9	14	9	–	9

Total compensation (CHF million)

Total compensation	359	923	1,282	376	552	928

of which guaranteed bonuses [1]	1	4	5	4	10	14

1 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

Group compensation and benefits expense
Compensation and benefits expense recognized for a given year in the consolidated statement of operations includes salaries, variable compensation, the amortization of share-based and other awards that were granted as deferred variable compensation in prior years, benefits and employer taxes on compensation. Variable compensation mainly reflects the unrestricted performance-based compensation for the current year and deferred variable compensation, as well as severance, sign-on and commission payments. Deferred variable compensation granted for the current year is expensed in future periods and subject to restrictive features such as continued employment with the Group, vesting, forfeiture, clawback and blocking rules.

Compensation expense for share-based and other awards that were granted as deferred variable compensation in prior years is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the individual respective plan, retirement eligibility of employees, moratorium periods and certain other terms. Compensation expense for share-based and other awards that were granted as deferred variable compensation in prior years also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain awards that are still outstanding.

In 2012, there was a 5% decrease in compensation and benefits expense primarily due to lower variable compensation expense and lower salaries, reflecting lower headcount, partly offset by severance and other compensation expense associated with our cost efficiency measures.

The amounts shown below for severance payments in 2012 and 2011 were paid to 3,065 and 1,699 individuals, respectively, and the amounts awarded for sign-on payments in 2012 and 2011 were awarded to 196 and 44 individuals, respectively.

Group compensation and benefits expense
in	2012						2011

December 31	Current compen- sation		Deferred compen- sation		Total		Current compen- sation		Deferred compen- sation		Total

Fixed compensation expense (CHF million)

Salaries	6,063		–		6,063		6,319		–		6,319

Social security [1]	769		–		769		865		–		865

Other	837	[2]	–		837		874	[2]	–		874

Total fixed compensation expense	7,669		–		7,669		8,058		–		8,058

Variable incentive compensation expense (CHF million)

Unrestricted cash	1,202		–		1,202		1,519		–		1,519

Share awards	6		786	[3]	792		11		767	[3]	778

Performance share awards	–		366		366		–		–		–

Plus Bond awards	187	[4]	–		187		–		–		–

2011 Partner Asset Facility awards [5]	–		677		677		–		–		–

Adjustable Performance Plan share awards	–		74		74		–		–		–

Adjustable Performance Plan cash awards	–		286		286		–		1,106		1,106

Restricted Cash Awards	–		165		165		–		253		253

Scaled Incentive Share Units	–		97		97		–		415		415

Incentive Share Units	–		62		62		–		174		174

2008 Partner Asset Facility awards [5]	–		173		173		–		3		3

Other cash awards	–		362		362		–		334		334

Total variable incentive compensation expense	1,395		3,048		4,443		1,530		3,052		4,582

Other variable compensation expense (CHF million)

Severance payments	251		–		251		405		–		405

Sign-on payments	10		–		10		25		–		25

Commissions	157		–		157		143		–		143

Total other variable compensation expense	418		–		418		573		–		573

Total compensation expense (CHF million)

Total compensation expense	9,482		3,048		12,530	[6]	10,161		3,052		13,213	[6]

1 Represents the Group's portion of employees' mandatory social security. 2 Includes pension and other post-retirement expense of CHF 532 million and CHF 610 million in 2012 and 2011, respectively. 3 Includes CHF 32 million and CHF 43 million of expenses associated with other share awards granted in 2012 and 2011, respectively. 4 The Plus Bond awards granted to Investment Banking employees were fully vested and expensed on December 31, 2012. Changes in the underlying fair value of the instruments may have an impact on deferred compensation expense in future periods. 5 Includes the change in the underlying fair value of the indexed assets during the period. 6 Includes severance and other compensation expense relating to headcount reductions of CHF 456 million and CHF 715 million in 2012 and 2011, respectively.

Group estimated unrecognized compensation expense
The following table shows the estimated unrecognized compensation expense for deferred compensation awards granted for 2012 and prior years outstanding as of December 31, 2012 and comparative information for 2011. These estimates were based on the >>>fair value of each award on the grant date taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.

Group estimated unrecognized compensation expense
in	Deferred compensation				2012	Deferred compensation			2011

	For 2012		For prior-year awards		Total	For 2011	For prior-year awards		Total

Estimated unrecognized compensation expense (CHF million)

Share awards	935		706	[1]	1,641	464	1,100	[1]	1,564

Performance share awards	677		161		838	546	–		546

Plus Bond awards	37	[2]	–		37	–	–		–

2011 Partner Asset Facility awards	–		–		–	540	–		540

Adjustable Performance Plan share awards	–		42		42	–	–		–

Adjustable Performance Plan cash awards	–		54		54	–	569	[3]	569

Restricted Cash Awards	299		–		299	–	167		167

Scaled Incentive Share Units	–		73		73	–	211		211

Incentive Share Units	–		–		–	–	85		85

Other cash awards	118		72		190	5	87		92

Estimated unrecognized compensation expense	2,066		1,108		3,174	1,555	2,219		3,774

1 Includes CHF 47 million and CHF 93 million of estimated unrecognized compensation expense associated with other share awards which were granted to new employees in 2012 and 2011, respectively. 2 Represents the notional value of share awards reallocated to Plus Bond awards through the employee voluntary reallocation offer, with vesting in 2016, after consideration of estimated future forfeitures. 3 Includes CHF 16 million of estimated unrecognized compensation expense associated with special Adjustable Performance Plan cash awards.

> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for information about the fair value assumptions used to estimate the unrecognized compensation expense of unvested awards.

> Refer to “Note 7 – Share capital, conditional, conversion and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group for more information.
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

Settlement of share delivery obligation
Granting a substantial part of variable compensation in deferred share-based awards aligns the interests of employees and shareholders and meets the expectations of regulators. To avoid shareholder dilution, the Group in the past has covered its share delivery obligations by buying shares in the market. This practice has been temporarily suspended, as the Group seeks to meet the increased regulatory capital requirements under the >>>Basel III framework and the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Consequently, in 2011, we decided to start settling outstanding share-based awards primarily through the issuance of new shares from conditional capital. We intend to resume our previous practice of buying shares in the market after the Group achieves its Look-through Swiss Core Capital ratio target of 10%, which is expected by mid-2013.

> Refer to Look-through Swiss Core Capital and Total Capital ratios” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital Management – Ratios based on new capital frameworks for more information.

Awards outstanding
Our share-based awards generally vest and settle over three years, subject to service and/or performance conditions. As of the end of 2012, we had the following types of awards outstanding:
– Performance share awards: 23 million awards are subject to explicit performance-related clawback provisions in relation to divisional performance or reported ROE;
– Other share-based awards; includes 56 million share awards and a population of other awards relating to prior years that are no longer part of our current compensation plans, consisting of 10 million Scaled Incentive Share Units and 3 million Incentive Share Units, as well as 5 million share options that we expect to settle without value; and

– Converted Adjustable Performance Plan awards: 31 million awards were converted from cash-based to share-based awards. In July 2012, as part of the announced capital strengthening measures, we have launched a voluntary exchange offer under which employees could elect to convert any future payments from deferred cash compensation awards under the Adjustable Performance Plan into Adjustable Performance Plan share awards at the same price as the conversion price under MACCS that were also issued in July. Adjustable Performance Plan awards were granted for performance in 2010 and 2009, with ratable vesting over four and three years, respectively. These awards are linked to reported ROE and divisional performance criteria.

The number of shares issued as of the end of 2012 was 1,321 million. In April 2013, we expect to issue 200 million shares as a result of the conversion of our MACCS. Additionally, we have 550 million shares available to support contingent conversion instruments (CoCos) that increase loss absorbing regulatory capital without diluting shareholders at the time of their issuance, including 499 million shares relating to buffer capital notes we placed in 2012 and 2011. In the following table, we show the number of outstanding awards as a percentage of shares issued as of year-end 2012 and in the context of our capital strategy. Excluding the converted Adjustable Performance Plan share awards, we had 97 million share-based awards outstanding, equivalent to 6.4% of shares issued, including shares subject to issuance pursuant to the terms of the MACCS. If we also consider the shares available for CoCos within the total number of shares to be issued, the number of outstanding share-based awards represents 4.7% of shares issued as of year-end 2012.

Outstanding share awards in the context of our capital strategy
end of 2012	Awards outstanding (CHF million)	Awards outstanding in relation to shares issued, including MACCS (%)	[1]	Awards outstanding in relation to shares issued, including MACCS and CoCos (%)	[1,2]

Outstanding awards in the context of our capital strategy [3]

Performance share awards	23	1.5		1.1

Other share-based awards [4]	74	4.9		3.6

Converted Adjustable Performance Plan awards [5]	31	2.0		1.5

1 Mandatory and contingent convertible securities were issued as part of our capital measures, which were announced in July 2012. Upon their conversion, 200 million shares will be issued in April 2013. 2 For CoCos, 550 million shares are available as a contingency. 3 Does not include Plus Bond awards and 2011 Partner Asset Facility awards which may be settled in cash or shares at the Group's discretion. 4 Includes share awards, Scaled Incentive Share Units, Incentive Share Units and share options. 5 Former cash-based awards that were converted into share awards as part of our capital measures announced in July 2012.

Subsequent activity and share issuance
For performance in 2012, we granted 26 million new performance share awards and 38 million new share awards in early 2013. In the same period, we settled 38 million deferred awards from prior years, consisting of 5 million performance share awards, 22 million other share-based awards and 11 million converted Adjustable Performance Plan share awards.

To meet our obligations, we issued 19 million shares in early 2013, 39 million shares in 2012 and 22 million shares in 2011, all from conditional capital. We currently have a remaining authorization to issue 3 million new shares from conditional capital.

In connection with our obligation from the converted Adjustable Performance Plan awards and consistent with our capital-efficient strategy of issuing new shares from conditional capital, the Board will propose to the AGM in April 2013 an increase of the currently available conditional capital to 30 million shares. This increase of 27 million shares represents 2.1% of shares issued as of the end of 2012, or 1.3% including MACCS and CoCos. Any further new share issuance will need AGM approval and it is not our current intention to seek this under our capital strategy.

> Refer to “Capital strategy and framework” in III – Treasury, Risk, Balance sheet and Off-Balance sheet – Treasury measurement – Capital management for more information.
Value changes of outstanding deferred awards
Employees experience changes to the values of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market driven effects, such as changes in the Group share price, changes in the value of the underlying PAF, PAF2 and Plus Bond assets or foreign exchange rates. Explicit value changes reflect risk adjustments triggered by clawback provisions related to negative performance in the performance share awards (applies to managing directors and MRTC), positive or negative performance for the Adjustable Performance Plan share awards or the general malus provisions in all deferred awards (applies to all employees). The final value of an award will only be determined at settlement.

The following table provides a comparison of the >>>fair values of outstanding deferred compensation awards as of the beginning and the end of 2012, indicating the value of changes due to implicit and explicit adjustments. For 2012, the change in fair value for all outstanding deferred compensation awards was primarily due to implicit adjustments driven by the changes in the Group share price, changes in the value of the underlying PAF and PAF2 assets and the foreign exchange rate movements during the period.

Fair value of outstanding deferred compensation awards
			Change in value

in / end	2011		Implicit	Explicit	2012

Share-based awards (CHF per unit)

Incentive Share Units granted for 2009	22.1		0.2	0.0	22.3

Scaled Incentive Share Units granted for 2009	22.1		0.2	0.0	22.3

Share awards granted for 2010 [1]	22.1		0.2	0.0	22.3

Share awards granted for 2011 [2]	21.9		0.4	0.0	22.3

Performance share awards granted for 2011 [3]	21.9		0.4	0.0	22.3

Adjustable Performance Plan share awards converted in 2012	16.3	[3]	6.0	1.0	23.3

Cash-based awards (CHF per unit)

2008 Partner Asset Facility awards (PAF)	1.55		0.25	0.00	1.80

Adjustable Performance Plan cash awards granted for 2009	1.18		(0.03)	0.04	1.19

Adjustable Performance Plan cash awards granted for 2010	1.05		(0.03)	0.04	1.06

2011 Partner Asset Facility awards (PAF2) [4]	0.65		0.25	0.00	0.90

Plus Bond awards granted for 2012 [5]	–		–	–	1.00

1 Represents awards granted in January 2011 for 2010. 2 Represents awards granted in January 2012 for 2011. 3 Represents the value of the Adjustable Performance Plan share awards that were converted in August 2012 from Adjustable Performance Plan cash awards granted in 2011 for 2010 and granted in 2010 for 2009. 4 Represents the fair value of the 2011 Partner Asset Facility awards that were granted in the first quarter of 2012. 5 Represents the fair value of the Plus Bond awards that were granted to certain employees in the Investment Banking division and were fully vested in December 2012.

Discontinued compensation plans
While we believe that the evolution of our compensation instruments over recent years provides a track record of innovation and responsiveness, we also acknowledge that the complexity of our compensation instruments gave internal and external stakeholders concerns with regard to excess potential leverage and transparency. These issues were taken into account as we have discontinued compensation instruments with leverage components and have provided more comprehensive disclosure on our compensation practices and plans in recent years.

A summary of the principal forms of awards granted in prior years, which have since been discontinued but are still vesting, is shown in the following overview.
> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for more information.

Principal outstanding compensation plans
2011 Partner Asset Facility (PAF2)

Basis Cash-based, deferred variable compensation

Vesting start 2012
Vesting end March 31, 2012
Applied to
Performance in year 2011, which included managing directors and directors and certain members of the Executive Board.
General award conditions
The contractual term of a PAF award is four years, but it may be extended to nine years at the election of either the Group or the holders acting collectively. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s derivative activities. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded.
Other award conditions or restrictions
PAF2 holders will receive a semi-annual cash interest payment equivalent to an annual return of 5% (CHF-denominated awards) or 6.5% (USD-denominated awards) applied to the then current balance of the units. The Group can settle the PAF2 units in cash or an equivalent value in shares at its discretion. PAF2 holders are subject to a non-compete/non-solicit provision.
Program objective/rationale
PAF awards provided employees with a fixed income strategy while transferring risk from the Group to employees thereby contributing to risk reduction and capital efficiency.

Adjustable Performance Plan awards

Basis Cash and share-based, deferred variable compensation

Vesting start 2010-2011
Vesting end 2013-2015
Applied to
Performance in 2009-2010, which included the Executive Board, managing directors and directors.
General award conditions
Adjustable Performance Plan awards link awards to future performance through positive and negative adjustments. Vesting ratably over a three-year period for 2009 awards and a four-year period for 2010 awards.
Other award conditions or restrictions
For revenue-generating employees in the divisions, Adjustable Performance Plan awards are linked to the financial performance of the specific business areas in which the employees work and the Group ROE. For employees in Shared Services and other support functions and all Executive Board members, the awards are linked to the Group’s adjusted profit or loss and the Group ROE.
Program objective/rationale
Promoting retention of Executive Board members, managing directors and directors.

Scaled Incentive Share Unit (SISU)

Basis Share-based, deferred variable compensation

Vesting start 2010
Vesting end 2014
Applied to
Performance in 2009, which included half of the variable compensation awarded to all managing directors and directors across all divisions.
General award conditions
Vesting ratably over a four-year period.
Other award conditions or restrictions
An SISU is similar to other share-based awards, but offers additional upside depending on the development of the Group share price and the Group reported ROE.
Program objective/rationale
Promoting retention of managing directors and directors.

Incentive Share Unit (ISU)

Basis Share-based, deferred variable compensation

Vesting start 2010
Vesting end 2013
Applied to
Performance in 2009 for all employees.
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
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm

Consolidated statements of operations
Consolidated statements of comprehensive income
Consolidated balance sheets
Consolidated balance sheets (continued)
Consolidated statements of changes in equity
Consolidated statements of changes in equity (continued)
Consolidated statements of changes in equity (continued)
Consolidated statements of cash flows
Consolidated statements of cash flows (continued)
Supplemental cash flow information
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
15 Trading assets and liabilities
16 Investment securities
17 Other investments
18 Loans, allowance for loan losses and credit quality
19 Premises and equipment
20 Goodwill
21 Other intangible assets
22 Other assets and other liabilities
23 Deposits
24 Long-term debt
25 Accumulated other comprehensive income and additional share information
26 Tax
27 Employee deferred compensation
28 Related parties
29 Pension and other post-retirement benefits
30 Derivatives and hedging activities
31 Guarantees and commitments
32 Transfers of financial assets and variable interest entities
33 Financial instruments
34 Assets pledged and collateral
35 Capital adequacy
36 Assets under management
37 Litigation
38 Significant subsidiaries and equity method investments
39 Subsidiary guarantee information
40 Credit Suisse Group parent company
41 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
42 Risk assessment

Report of the Independent Registered Public Accounting Firm
Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2013 expressed an unqualified opinion on the effectiveness of the Group's internal control over financial reporting.

KPMG AG

Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner
Auditor in Charge

Zurich, Switzerland
March 22, 2013

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2012	2011	2010

Consolidated statements of operations (CHF million)

Interest and dividend income	6	22,105	23,002	25,533

Interest expense	6	(14,955)	(16,569)	(18,992)

Net interest income	6	7,150	6,433	6,541

Commissions and fees	7	13,073	12,952	14,078

Trading revenues	8	1,195	5,020	9,338

Other revenues	9	2,548	1,820	1,429

Net revenues		23,966	26,225	31,386

Provision for credit losses	10	170	187	(79)

Compensation and benefits	11	12,530	13,213	14,599

General and administrative expenses	12	7,310	7,372	7,231

Commission expenses		1,775	1,992	2,148

Total other operating expenses		9,085	9,364	9,379

Total operating expenses		21,615	22,577	23,978

Income from continuing operations before taxes		2,181	3,461	7,487

Income tax expense	26	496	671	1,548

Income from continuing operations		1,685	2,790	5,939

Income/(loss) from discontinued operations, net of tax	4	0	0	(19)

Net income		1,685	2,790	5,920

Net income attributable to noncontrolling interests		336	837	822

Net income attributable to shareholders		1,349	1,953	5,098

of which from continuing operations		1,349	1,953	5,117

of which from discontinued operations		0	0	(19)

Basic earnings per share (CHF)

Basic earnings per share from continuing operations	13	0.82	1.37	3.93

Basic earnings/(loss) per share from discontinued operations	13	0.00	0.00	(0.02)

Basic earnings per share	13	0.82	1.37	3.91

Diluted earnings per share (CHF)

Diluted earnings per share from continuing operations	13	0.81	1.36	3.91

Diluted earnings/(loss) per share from discontinued operations	13	0.00	0.00	(0.02)

Diluted earnings per share	13	0.81	1.36	3.89

Consolidated statements of comprehensive income
in	2012	2011	2010

Comprehensive income (CHF million)

Net income	1,685	2,790	5,920

Gains/(losses) on cash flow hedges	37	(33)	8

Foreign currency translation	(1,114)	(263)	(3,579)

Unrealized gains/(losses) on securities	(15)	(18)	7

Actuarial gains/(losses)	(50)	(615)	(245)

Net prior service cost	248	395	13

Other comprehensive income/(loss), net of tax	(894)	(534)	(3,796)

Comprehensive income	791	2,256	2,124

Comprehensive income attributable to noncontrolling interests	211	882	78

Comprehensive income attributable to shareholders	580	1,374	2,046

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of

		2012	2011

Assets (CHF million)

Cash and due from banks		61,763	110,573

of which reported at fair value		569	–

of which reported from consolidated VIEs		1,750	1,396

Interest-bearing deposits with banks		1,945	2,272

of which reported at fair value		627	405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	183,455	236,963

of which reported at fair value		113,664	158,673

of which reported from consolidated VIEs		117	19

Securities received as collateral, at fair value		30,045	30,191

of which encumbered		17,767	20,447

Trading assets, at fair value	15	256,399	279,553

of which encumbered		70,948	73,749

of which reported from consolidated VIEs		4,697	6,399

Investment securities	16	3,498	5,160

of which reported at fair value		3,498	5,158

of which reported from consolidated VIEs		23	41

Other investments	17	12,022	13,226

of which reported at fair value		8,994	9,751

of which reported from consolidated VIEs		2,289	2,346

Net loans	18	242,223	233,413

of which reported at fair value		20,000	20,694

of which encumbered		535	471

of which reported from consolidated VIEs		6,053	5,940

allowance for loan losses		(922)	(910)

Premises and equipment	19	5,618	7,193

of which reported from consolidated VIEs		581	646

Goodwill	20	8,389	8,591

Other intangible assets	21	243	288

of which reported at fair value		43	70

Brokerage receivables		45,768	43,446

Other assets	22	72,912	78,296

of which reported at fair value		37,275	35,765

of which encumbered		1,495	2,255

of which reported from consolidated VIEs		14,536	13,002

Total assets		924,280	1,049,165

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of

		2012	2011

Liabilities and equity (CHF million)

Due to banks	23	31,014	40,147

of which reported at fair value		3,413	2,721

Customer deposits	23	308,312	313,401

of which reported at fair value		4,643	4,599

of which reported from consolidated VIEs		247	221

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	132,721	176,559

of which reported at fair value		108,784	136,483

Obligation to return securities received as collateral, at fair value		30,045	30,191

Trading liabilities, at fair value	15	90,816	127,760

of which reported from consolidated VIEs		125	1,286

Short-term borrowings		18,641	26,116

of which reported at fair value		4,513	3,547

of which reported from consolidated VIEs		9,582	6,141

Long-term debt	24	148,134	162,655

of which reported at fair value		65,384	70,366

of which reported from consolidated VIEs		14,532	14,858

Brokerage payables		64,676	68,034

Other liabilities	22	57,637	63,217

of which reported at fair value		26,871	31,092

of which reported from consolidated VIEs		1,228	746

Total liabilities		881,996	1,008,080

Common shares		53	49

Additional paid-in capital		23,636	21,796

Retained earnings		28,171	27,053

Treasury shares, at cost		(459)	(90)

Accumulated other comprehensive income/(loss)	25	(15,903)	(15,134)

Total shareholders' equity		35,498	33,674

Noncontrolling interests		6,786	7,411

Total equity		42,284	41,085

Total liabilities and equity		924,280	1,049,165

	Reference to notes	end of

		2012	2011

Additional share information

Par value (CHF)		0.04	0.04

Authorized shares [1]		2,118,134,039	1,868,140,066

Issued shares	25	1,320,829,922	1,224,333,062

Treasury shares	25	(27,036,831)	(4,010,074)

Shares outstanding	25	1,293,793,091	1,220,322,988

1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders

	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity

2012 (CHF million)

Balance at beginning of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44		–	–	–	44	(4)		40

Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(809)		(809)

Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	116		116

Net income/(loss)	–	–		1,349	–	–	1,349	347	[3]	1,696

Total other comprehensive income/(loss), net of tax	–	–		–	–	(769)	(769)	(125)		(894)

Issuance of common shares	4	1,926		–	–	–	1,930	–		1,930

Sale of treasury shares	–	(3)		–	8,358	–	8,355	–		8,355

Repurchase of treasury shares	–	–		–	(8,859)	–	(8,859)	–		(8,859)

Share-based compensation, net of tax	–	932	[4]	–	132	–	1,064	–		1,064

Financial instruments indexed to own shares [5]	–	(9)		–	–	–	(9)	–		(9)

Dividends paid	–	(1,011)	[6]	(231)	–	–	(1,242)	(54)		(1,296)

Changes in redeemable noncontrolling interests	–	(7)	[7]	–	–	–	(7)	–		(7)

Change in scope of consolidation, net	–	–		–	–	–	–	(96)		(96)

Other	–	(32)		–	–	–	(32)	–		(32)

Balance at end of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786		42,284

1 Distributions to owners in funds include the return of original capital invested and any related dividends. 2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 3 Net income attributable to noncontrolling interests excludes CHF 11 million due to redeemable noncontrolling interests. 4 Includes a net tax benefit of CHF 41 million from the excess fair value of shares delivered over recognized compensation expense. 5 The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 6 Paid out of reserves from capital contributions. 7 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. Refer to "Other commitments" in Note 31 - Guarantees and commitments for further information.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity

2011 (CHF million)

Balance at beginning of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	6	–	–	–	6	(106)	(100)

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3,042)	(3,042)

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)	–	–	–	(7)	7	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	522	522

Net income/(loss)	–	–	1,953	–	–	1,953	788	2,741

Total other comprehensive income/(loss), net of tax	–	–	–	–	(579)	(579)	45	(534)

Issuance of common shares	2	1,125	–	–	–	1,127	–	1,127

Sale of treasury shares	–	(102)	–	11,955	–	11,853	–	11,853

Repurchase of treasury shares	–	–	–	(11,790)	–	(11,790)	–	(11,790)

Share-based compensation, net of tax	–	(145)	–	297	–	152	–	152

Financial instruments indexed to own shares	–	164	–	–	–	164	–	164

Dividends paid	–	(1,646)	(216)	–	–	(1,862)	(86)	(1,948)

Changes in redeemable noncontrolling interests	–	(625)	–	–	–	(625)	(140)	(765)

Change in scope of consolidation	–	–	–	–	–	–	(310)	(310)

Balance at end of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity

2010 (CHF million)

Balance at beginning of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(20)	–	–	–	(20)	(37)	(57)

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(2,059)	(2,059)

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	–	–	–	–	–	1	1

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,907	1,907

Net income/(loss)	–	–	5,098	–	–	5,098	822	5,920

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)

Total other comprehensive income/(loss), net of tax	–	–	–	–	(3,052)	(3,052)	(744)	(3,796)

Issuance of common shares	–	9	–	–	–	9	–	9

Sale of treasury shares	–	19	–	24,730	–	24,749	–	24,749

Repurchase of treasury shares	–	–	–	(26,846)	–	(26,846)	–	(26,846)

Share-based compensation, net of tax	–	(1,593)	–	2,420	–	827	9	836

Financial instruments indexed to own shares	–	(95)	–	–	–	(95)	–	(95)

Dividends paid	–	–	(2,656)	–	–	(2,656)	(144)	(2,800)

Change in scope of consolidation	–	–	–	–	–	–	(911)	(911)

Other	–	–	–	–	–	–	78	78

Balance at end of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2012	2011	2010

Operating activities of continuing operations (CHF million)

Net income	1,685	2,790	5,920

(Income)/loss from discontinued operations, net of tax	0	0	19

Income from continuing operations	1,685	2,790	5,939

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,294	1,196	1,166

Provision for credit losses	170	187	(79)

Deferred tax provision/(benefit)	(226)	196	1,224

Share of net income/(loss) from equity method investments	80	(45)	(105)

Trading assets and liabilities, net	(14,348)	39,134	(12,052)

(Increase)/decrease in other assets	(1,144)	(7,750)	4,258

Increase/(decrease) in other liabilities	(4,769)	5,861	4,155

Other, net	4,584	(2,939)	3,722

Total adjustments	(14,359)	35,840	2,289

Net cash provided by/(used in) operating activities of continuing operations	(12,674)	38,630	8,228

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	184	(732)	(98)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	46,952	(15,221)	(27,518)

Purchase of investment securities	(480)	(1,542)	(2,752)

Proceeds from sale of investment securities	936	2,118	988

Maturities of investment securities	1,626	2,462	3,748

Investments in subsidiaries and other investments	(2,039)	(1,782)	(1,674)

Proceeds from sale of other investments	3,104	6,784	2,467

(Increase)/decrease in loans	(10,885)	(17,242)	3,970

Proceeds from sale of loans	1,090	689	817

Capital expenditures for premises and equipment and other intangible assets	(1,242)	(1,739)	(1,689)

Proceeds from sale of premises and equipment and other intangible assets	26	11	17

Other, net	3,683	222	275

Net cash provided by/(used in) investing activities of continuing operations	42,955	(25,972)	(21,449)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2012	2011	2010

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(13,055)	27,935	26,391

Increase/(decrease) in short-term borrowings	(7,840)	4,098	10,934

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(39,958)	7,182	(7,097)

Issuances of long-term debt	38,405	34,234	57,910

Repayments of long-term debt	(55,936)	(37,127)	(51,390)

Issuances of common shares	1,930	1,127	9

Sale of treasury shares	8,355	11,853	24,749

Repurchase of treasury shares	(8,859)	(11,790)	(26,846)

Dividends paid/capital repayments	(1,296)	(1,948)	(2,800)

Excess tax benefits related to share-based compensation	0	0	615

Other, net	394	(2,508)	553

Net cash provided by/(used in) financing activities of continuing operations	(77,860)	33,056	33,028

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,231)	(633)	(6,155)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25	(42)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(48,810)	45,106	13,610

Cash and due from banks at beginning of period	110,573	65,467	51,857

Cash and due from banks at end of period	61,763	110,573	65,467

Supplemental cash flow information
in	2012	2011	2010

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,073	1,099	1,041

Cash paid for interest	15,012	17,257	19,012

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	2,418	0	0

Fair value of liabilities assumed	2,418	0	0

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

> Refer to “Fair value option” in Note 33 – Financial instruments for further information.

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
Unrealized losses on available-for-sale securities are recognized in the consolidated statements of operations when a decision has been made to sell a security.
Other investments
Other investments include equity method investments and non-marketable equity securities such as private equity, hedge funds, and restricted stock investments, certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee, and real estate held for investment.

Equity method investments are investments where the Group has the ability to significantly influence the operating and financial policies of an investee. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 5% or more of limited partnership interests. Equity method investments are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Group’s share of the profit or loss, as well as any impairment on the investee, if applicable, are reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues. The Group has elected the fair value basis of accounting on some of its equity method investments.

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

Real estate held for investment purposes is carried at cost less accumulated depreciation and is depreciated over its estimated useful life, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. These assets are tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

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
Allowance for loan losses on loans held-to-maturity
The allowance for loan losses is comprised of the following components: probable credit losses inherent in the portfolio and those losses specifically identified. Changes in the allowance for loan losses are recorded in the consolidated statements of operations in provision for credit losses and in interest income (for provisions on past due interest).

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

A loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. For non-performing loans, a provision is recorded in an amount equal to any accrued but unpaid interest at the date the loan is classified as non-performing, resulting in a charge to the consolidated statements of operations. In addition, the Group continues to add accrued interest receivable to the loans balance for collection purposes; however, a provision is recorded resulting in no interest income recognition. Thereafter, the outstanding principal balance is evaluated at least annually for collectibility and a provision is established as necessary.

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
Loans that are not already classified as non-performing or non-interest-earning but were modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered impaired and an associated allowance for loan losses would have been established prior to the restructuring. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or for as long as an allowance for loan losses based on the terms specified by the restructuring agreement is associated with the restructured loan or an interest concession made at the time of the restructuring exists. In making the determination of whether an interest rate concession has been made, market interest rates for loans with comparable risk to borrowers of the same credit quality are considered. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest. Loan restructurings may include the receipt of assets in satisfaction of the loan, the modification of loan terms (e.g., reduction of interest rates, extension of maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or reduction in principal amounts and/or accrued interest balances) or a combination of both.

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

> Refer to “Impaired loans” in Note 18 – Loans, allowance for loan losses and credit quality for further information on the write-off of a loan and related accounting policies.
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

Premises and equipment
Premises are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over their estimated useful lives, generally 40 to 67 years. Land is carried at historical cost and is not depreciated. Alterations and improvements to rented premises are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which is not to exceed ten years. Other tangible fixed assets such as computers, machinery, furnishings, vehicles, other equipment and building improvements are depreciated using the straight-line method over their estimated useful lives, generally three to ten years.

The Group capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Group depreciates capitalized software costs on a straight-line basis over the estimated use-

ful life of the software, generally not exceeding three years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.
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

Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured at the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002, that are determined to have an indefinite useful life, are not amortized; rather they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the indefinite intangible asset may be impaired. Mortgage servicing rights are included in non-amortizing other intangible assets and are carried at fair value, with changes in fair value recognized through earnings in the period in which they occur. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.

Recognition of an impairment on tangible fixed assets and finite intangible assets
The Group evaluates premises and equipment and finite intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the asset is considered not to be recoverable, an impairment is recorded in general and administrative expenses to the extent the fair value of the asset is less than its carrying amount. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

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

Compensation expense for share-based awards that vest in annual installments (graded vesting), which only contain a service condition that affects vesting, is recognized on a straight-line basis over the service period for the entire award. However, if such awards contain a performance condition, then each installment is expensed as if it were a separate award (“front-loaded” expense recognition). Furthermore, recognition of compensation expense is accelerated to the date an employee becomes eligible for retirement. For awards granted to employees eligible for retirement prior to January 1, 2005, the Group’s policy is to record compensation expense over the requisite service period.

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
Net interest income
Interest income and interest expense arising from interest-bearing assets and liabilities other than those carried at fair value or the lower of cost or market are accrued, and any related net deferred premiums, discounts, origination fees or costs are amortized as an adjustment to the yield over the life of the related asset and liability. Interest from debt securities and divi-

dends on equity securities carried as trading assets and trading liabilities are recorded in interest and dividend income.
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

Transaction-related expenses are deferred until the related revenue is recognized, assuming they are deemed direct and incremental; otherwise, they are expensed as incurred. Underwriting fees are reported net of related expenses. Expenses associated with financial advisory services are recorded in operating expenses unless reimbursed by the client.

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
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 220 – Comprehensive Income
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (ASU 2011-12), an update to ASC Topic 220 – Comprehensive Income. The amendment delays the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. ASU 2011-12 was effective upon issuance and its adoption did not impact the Group’s financial position, results of operations or cash flows.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides an entity with the option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. The amendments in ASU 2011-08 permit an entity to qualitatively assess whether the fair value of the reporting unit is less than the carrying amount. Based on the qualitative assessment, if an entity determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the entity must perform step one of the goodwill impairment test by calculating the fair value of the reporting unit and comparing the fair value to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The adoption of ASU 2011-08 on Jan-

uary 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. The ASU specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 820 – Fair Value Measurement
In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2011-04 include clarifications about the application of existing fair value measurement requirements and changes to principles for measuring fair value. ASU 2011-04 also requires additional disclosures about fair value measurements. The adoption of ASU 2011-04 on January 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

> Refer to “Note 33 – Financial instruments” for further information.
ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. Current guidance prescribes when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination is based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removes from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 210 – Balance Sheet
In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11 and is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to ASC Topic 210 – Balance Sheet. ASU 2011-11 is effective for interim and annual reporting periods beginning on or after January 1, 2013. An entity is required to provide the disclosures retrospectively for all comparative periods presented. The adoption of ASU 2011-11 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 220 – Comprehensive Income
In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. ASU 2013-02 is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective for interim and annual reporting periods beginning after December 15, 2013. The Group is currently evaluating the impact of adoption of ASU 2013-05 on the Group’s financial position, results of operations or cash flows.

3 Business developments and subsequent events
The Group’s significant divestitures and acquisitions for the years ended December 31, 2012, 2011 and 2010, respectively, as well as the Group’s significant shareholders are discussed below.
Divestitures
On January 10, 2013, Credit Suisse announced that it signed an agreement to sell its ETF business, with assets under management of CHF 16.1 billion as of December 31, 2012, to BlackRock, Inc. The transaction is expected to be completed by the end of the second quarter of 2013, subject to regulatory approvals.

In July 2012, the Group sold its remaining holding in Aberdeen Asset Management (Aberdeen), resulting in a total gain of CHF 384 million that was recognized in 2012.
Mergers and acquisitions
The Group acquired the remaining equity interests in Credit Suisse Hedging-Griffo Investimentos S.A. (Hedging-Griffo) as contemplated under existing option arrangements. The costs associated with the acquisition were covered by the issuance of mandatory convertible securities as announced on July 18, 2012.

In June 2012, the Group announced the completion of its acquisition of HSBC’s private banking business in Japan, which includes expanded coverage through additional offices in Osaka and Nagoya.
Credit Suisse AG merged with Clariden Leu AG on April 2, 2012, assuming all of its rights and obligations.
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

In 2010, the Group acquired a significant noncontrolling interest of York Capital Management (York), a global hedge fund manager, based in New York. Under the terms of the transaction, the Group paid an initial USD 425 million (CHF 419 million) for its interest in York. The transaction also provides for earn-out payments based on 5-year financial performance by York as well as non-compete arrangements for the chief executive officer (CEO), chief investment officer and other senior York principals.

Joint ventures
On November 6, 2012, Credit Suisse AG and Qatar Holding LLC announced that they signed an agreement to form an asset management joint venture, Aventicum Capital Management (Aventicum). Aventicum will operate out of two hubs including a Doha-based business, focused on investment strategies in the Middle East, Turkey and other frontier markets and an international business, based outside of the region. The Doha-based business will launch in early 2013, with the launch of the international business following later in the year.

Capital measures
In July 2012, the Group raised CHF 3.8 billion mandatory and contingent convertible securities (MACCS) that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events), with settlement and delivery of shares in early April 2013. Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The MACCS will be accounted for as debt until conversion into equity, utilizing authorized capital.

In July 2012, the Group exchanged a portion of US dollar-denominated existing tier 1 capital notes issued in 2008 (hybrids) into high trigger tier 1 buffer capital notes (BCN), thereby accelerating an exchange initially scheduled for October 2013. The conversion floor price of the BCN delivered in the exchange (as well as the remaining BCN scheduled to be delivered in 2013) has been adjusted to the conversion price of the MACCS described above. This acceleration did not have any impact on reported balance sheet balances as BCN have been recognized on the balance sheet since the BCN commitment agreement in February 2011.

In July 2012, a voluntary exchange offer was completed, under which certain employees elected to convert any future cash payments from deferred compensation awards under the Adjustable Performance Plan awards for shares at the same price as the conversion price under the MACCS.

Subsequent event
On March 13, 2013, certain Group entities entered into agreements with bond investors of affiliates of National Century Financial Enterprises, Inc. (NCFE) to end all bond investor litigation against Credit Suisse. As a result of this settlement, the Group increased existing NCFE-related litigation provisions by CHF 227 million, resulting in an after tax charge of CHF 134 million in respect of its previously reported 2012 financial results.
> Refer to “Note 37 – Litigation” for further information on the NCFE-related litigation.
Significant shareholders
In a disclosure notification that the Group published on July 24, 2012, the Group was notified that as of July 18, 2012, The Olayan Group, through its registered entity Crescent Holding GmbH, held 78.4 million, or 6.1%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from The Olayan Group relating to holdings of registered Group shares in 2012.

In a disclosure notification that the Group published on April 30, 2011, the Group was notified that as of April 21, 2011, Qatar Holding LLC held 73.2 million shares, or 6.2%, of the registered Group shares issued as of the date of the notified transaction. No disclosure notifications were received from Qatar Holding LLC relating to holdings of registered Group shares in 2012.

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

The results of operations of the business sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of the business sold were presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in the fourth quarter of 2008. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

5 Segment information
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The Group’s results reflect the integration of its previously reported Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division and the transfer of the majority of its securities trading and sales business in Switzerland from Investment Banking into Private Banking & Wealth Management. This reorganization was effective November 30, 2012. Prior periods have been restated to conform to the current presentation. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Wealth Management Clients serves >>>ultra-high-net-worth and >>>high-net-worth individuals around the globe and private clients in Switzerland. Corporate & Institutional Clients serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across asset classes and for all investment styles, serving governments, institutions, corporations and individuals worldwide.

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
Corporate services and business support in finance, operations, human resources, legal and compliance, risk management and IT are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

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

Taxes
The Group’s segments are managed and reported on a pre-tax basis.

Net revenues and income/(loss) from continuing operations before taxes
in	2012	2011	2010

Net revenues (CHF million)

Private Banking & Wealth Management	13,541	13,447	14,580

Investment Banking	12,558	10,460	15,873

Corporate Center	(2,493)	1,522	172

Noncontrolling interests without SEI	360	796	761

Net revenues	23,966	26,225	31,386

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking & Wealth Management	3,775	2,961	4,142

Investment Banking	2,002	(593)	3,594

Corporate Center	(3,898)	381	(936)

Noncontrolling interests without SEI	302	712	687

Income from continuing operations before taxes	2,181	3,461	7,487

Total assets
end of	2012	2011

Total assets (CHF million)

Private Banking & Wealth Management	407,329	392,201

Investment Banking	658,622	790,167

Corporate Center [1]	(145,777)	(137,952)

Noncontrolling interests without SEI	4,106	4,749

Total assets	924,280	1,049,165

1 Under the central treasury model, Group financing results in intra-Group balances between the segments. The elimination of these assets and liabilities occurs in the Corporate Center.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2012	2011	2010

Net revenues (CHF million)

Switzerland	8,818	8,584	9,185

EMEA	3,297	6,490	7,411

Americas	10,015	9,417	12,844

Asia Pacific	1,836	1,734	1,946

Net revenues	23,966	26,225	31,386

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	1,680	455	1,734

EMEA	(1,635)	1,313	1,519

Americas	2,960	2,613	5,036

Asia Pacific	(824)	(920)	(802)

Income from continuing operations before taxes	2,181	3,461	7,487

The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2012	2011

Total assets (CHF million)

Switzerland	199,595	214,552

EMEA	222,483	277,783

Americas	421,418	469,294

Asia Pacific	80,784	87,536

Total assets	924,280	1,049,165

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2012	2011	2010

Net interest income (CHF million)

Loans	4,876	4,889	5,268

Investment securities	64	97	95

Trading assets	11,945	11,695	14,056

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,940	3,265	2,666

Other	2,280	3,056	3,448

Interest and dividend income	22,105	23,002	25,533

Deposits	(1,353)	(1,694)	(1,601)

Short-term borrowings	(184)	(69)	(63)

Trading liabilities	(6,833)	(7,125)	(9,011)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,677)	(1,621)	(1,637)

Long-term debt	(4,632)	(5,659)	(6,333)

Other	(276)	(401)	(347)

Interest expense	(14,955)	(16,569)	(18,992)

Net interest income	7,150	6,433	6,541

7 Commissions and fees
in	2012	2011	2010

Commissions and fees (CHF million)

Lending business	1,513	1,296	1,455

Investment and portfolio management	4,039	4,070	4,316

Other securities business	99	90	75

Fiduciary business	4,138	4,160	4,391

Underwriting	1,561	1,479	2,125

Brokerage	3,695	4,066	3,953

Underwriting and brokerage	5,256	5,545	6,078

Other services	2,166	1,951	2,154

Commissions and fees	13,073	12,952	14,078

8 Trading revenues
in	2012	2011	2010

Trading revenues (CHF million)

Interest rate products	2,707	6,794	5,866

Foreign exchange products	559	(4,433)	2,258

Equity/index-related products	139	1,644	2,211

Credit products	(3,306)	522	(1,644)

Commodity, emission and energy products	198	361	323

Other products	898	132	324

Trading revenues	1,195	5,020	9,338

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

9 Other revenues
in	2012	2011	2010

Other revenues (CHF million)

Noncontrolling interests without SEI	336	701	737

Loans held-for-sale	(37)	(4)	(84)

Long-lived assets held-for-sale	458	(40)	(176)

Equity method investments	150	141	209

Other investments	749	457	170

Other	892	565	573

Other revenues	2,548	1,820	1,429

10 Provision for credit losses
in	2012	2011	2010

Provision for credit losses (CHF million)

Provision for loan losses	159	141	(93)

Provision for lending-related and other exposures	11	46	14

Provision for credit losses	170	187	(79)

11 Compensation and benefits
in	2012	2011	2010

Compensation and benefits (CHF million)

Salaries and variable compensation	10,924	11,474	12,481

Social security	769	865	928

Other [1]	837	874	1,190

Compensation and benefits [2]	12,530	13,213	14,599

1 Includes pension and other post-retirement expense of CHF 532 million, CHF 610 million, CHF 483 million in 2012, 2011 and 2010, respectively, and the UK levy on variable compensation of CHF 404 million in 2010. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 456 million and CHF 715 million in 2012 and 2011, respectively.

Plus Bond
As part of the 2012 annual compensation, the Group awarded a portion of variable compensation to managing directors and directors in Investment Banking for services performed in 2012 in the form of Plus Bond awards.

Plus Bond units are cash-based awards linked to a portfolio of asset-backed securities originated and managed in Investment Banking. These awards provide recipients with semi-annual payments and a final settlement in 2016 in cash or shares at the Group’s discretion, based on the initial award value less portfolio losses after a first loss retained by the Group. The Plus Bond unit constitutes a transfer of risk from the Group to these employees.

As of the December 31, 2012 grant date, the Plus Bond awards granted to managing directors and directors in Investment Banking had a fair value of CHF 187 million and were fully vested and expensed. Compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the Plus Bond units until the awards are settled.

> Refer to “Note 27 – Employee deferred compensation” for further information on Plus Bond awards.
12 General and administrative expenses
in	2012	2011	2010

General and administrative expenses (CHF million)

Occupancy expenses	1,230	1,132	1,191

IT, machinery, etc.	1,472	1,452	1,348

Provisions and losses	694	704	533

Travel and entertainment	396	443	473

Professional services	1,932	2,074	2,176

Amortization and impairment of other intangible assets	36	30	35

Other	1,550	1,537	1,475

General and administrative expenses	7,310	7,372	7,231

13 Earnings per share
in	2012	2011	2010

Net income attributable to shareholders (CHF million)

Income from continuing operations	1,349	1,953	5,117

Income/(loss) from discontinued operations, net of tax	0	0	(19)

Net income attributable to shareholders	1,349	1,953	5,098

Preferred securities dividends	(231)	(216)	(162)

Net income attributable to shareholders for basic earnings per share	1,118	1,737	4,936

Available for common shares	1,044	1,640	4,670

Available for unvested share-based payment awards	66	97	266

Available for mandatory convertible securities [1]	8	–	–

Diluted net income attributable to shareholders (million)

Net income attributable to shareholders for basic earnings per share	1,118	1,737	4,936

Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	0	–	–

Net income attributable to shareholders for diluted earnings per share	1,118	1,737	4,936

Available for common shares	1,044	1,640	4,671

Available for unvested share-based payment awards	66	97	265

Available for mandatory convertible securities [1]	8	–	–

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,279.6	1,198.5	1,194.8

Dilutive contracts that may be settled in shares or cash [3]	0.0	–	–

Dilutive share options and warrants	4.9	2.9	5.9

Dilutive share awards	1.8	5.3	0.4

Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,286.3	1,206.7	1,201.1

Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	97.3	72.6	67.4

Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	97.1	–	–

Basic earnings per share available for common shares (CHF)

Basic earnings per share from continuing operations	0.82	1.37	3.93

Basic earnings/(loss) per share from discontinued operations	0.00	0.00	(0.02)

Basic earnings per share available for common shares	0.82	1.37	3.91

Diluted earnings per share available for common shares (CHF)

Diluted earnings per share from continuing operations	0.81	1.36	3.91

Diluted earnings/(loss) per share from discontinued operations	0.00	0.00	(0.02)

Diluted earnings per share available for common shares	0.81	1.36	3.89

1 Reflects MACCS issued in July 2012 that are mandatorily convertible into shares on March 29, 2013 with settlement and delivery of shares in early April 2013. 2 Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net profit of the Group are not adjusted for 2012, as the effect would be antidilutive. 3 Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 2012 were excluded from the diluted earnings per share calculation, as the effect would be antidilutive. 4 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 50.3 million, 37.3 million and 50.2 million for 2012, 2011 and 2010, respectively.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2012	2011

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	121,242	172,184

Deposits paid for securities borrowed	62,213	64,779

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,455	236,963

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	120,164	161,220

Deposits received for securities lent	12,557	15,339

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,721	176,559

>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.

In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2012 and 2011.

15 Trading assets and liabilities
end of	2012	2011

Trading assets (CHF million)

Debt securities	135,871	145,035

Equity securities [1]	74,895	66,904

Derivative instruments [2]	33,208	52,548

Other	12,425	15,066

Trading assets	256,399	279,553

Trading liabilities (CHF million)

Short positions	51,303	67,639

Derivative instruments [2]	39,513	60,121

Trading liabilities	90,816	127,760

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	2012	2011

Cash collateral – netted (CHF million) [1]

Cash collateral paid	36,662	37,639

Cash collateral received	33,373	36,474

Cash collateral – not netted (CHF million) [2]

Cash collateral paid	10,904	15,809

Cash collateral received	12,224	11,934

1 Recorded as cash collateral netting on derivative instruments in Note 30 – Derivatives and hedging activities. 2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.

16 Investment securities
end of	2012	2011

Investment securities (CHF million)

Debt securities held-to-maturity	0	2

Securities available-for-sale	3,498	5,158

Total investment securities	3,498	5,160

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2012 (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	452	31	0	483

Debt securities issued by foreign governments	1,523	82	0	1,605

Corporate debt securities	823	22	0	845

Collateralized debt obligations	448	22	0	470

Debt securities available-for-sale	3,246	157	0	3,403

Banks, trust and insurance companies	73	14	0	87

Industry and all other	8	0	0	8

Equity securities available-for-sale	81	14	0	95

Securities available-for-sale	3,327	171	0	3,498

2011 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	321	27	0	348

Debt securities issued by foreign governments	3,211	121	12	3,320

Corporate debt securities	778	18	5	791

Collateralized debt obligations	587	20	0	607

Debt securities available-for-sale	4,897	186	17	5,066

Banks, trust and insurance companies	67	9	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	82	10	0	92

Securities available-for-sale	4,979	196	17	5,158

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2011 (CHF million)

Debt securities issued by foreign governments	100	2	40	10	140	12

Corporate debt securities	81	2	17	3	98	5

Debt securities available-for-sale	181	4	57	13	238	17

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. There were no unrealized losses on investment securities in 2012. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2012	2011	2010	2012	2011	2010

Additional information (CHF million)

Proceeds from sales	294	2,117	985	642	1	3

Realized gains	14	40	5	294	0	0

Realized losses	(2)	(22)	(11)	0	0	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)

2012 (CHF million)

Due within 1 year	1,109	1,121	2.54

Due from 1 to 5 years	1,452	1,544	2.98

Due from 5 to 10 years	501	538	1.62

Due after 10 years	184	200	2.26

Total debt securities	3,246	3,403	2.58

17 Other investments
end of	2012	2011

Other investments (CHF million)

Equity method investments	2,167	2,542

Non-marketable equity securities [1]	7,296	7,879

Real estate held for investment	687	783

Life finance instruments [2]	1,872	2,022

Total other investments	12,022	13,226

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

The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 13 million and CHF 3 million were recorded in 2012 and 2011, respectively. No impairments were recorded in 2010.

The accumulated depreciation related to real estate held for investment amounted to CHF 330 million, CHF 327 million and CHF 321 million for 2012, 2011 and 2010, respectively.

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

The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.

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

Loans
end of	2012	2011

Loans (CHF million)

Mortgages	91,872	88,255

Loans collateralized by securities	27,363	26,461

Consumer finance	6,901	6,695

Consumer	126,136	121,411

Real estate	26,725	25,185

Commercial and industrial loans	62,709	59,998

Financial institutions	24,905	25,373

Governments and public institutions	2,729	2,390

Corporate & institutional	117,068	112,946

Gross loans	243,204	234,357

of which held at amortized cost	223,204	213,663

of which held at fair value	20,000	20,694

Net (unearned income)/deferred expenses	(59)	(34)

Allowance for loan losses	(922)	(910)

Net loans	242,223	233,413

Gross loans by location (CHF million)

Switzerland	151,226	146,737

Foreign	91,978	87,620

Gross loans	243,204	234,357

Impaired loan portfolio (CHF million)

Non-performing loans	859	758

Non-interest-earning loans	313	262

Total non-performing and non-interest-earning loans	1,172	1,020

Restructured loans	30	18

Potential problem loans	527	680

Total other impaired loans	557	698

Gross impaired loans	1,729	1,718

Allowance for loan losses
	2012			2011			2010

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	289	621	910	279	738	1,017	1,395

Change in scope of consolidation	(18)	0	(18)	0	0	0	0

Net movements recognized in statements of operations	95	64	159	87	54	141	(93)

Gross write-offs	(105)	(96)	(201)	(124)	(175)	(299)	(294)

Recoveries	22	22	44	39	2	41	63

Net write-offs	(83)	(74)	(157)	(85)	(173)	(258)	(231)

Provisions for interest	8	21	29	2	12	14	2

Foreign currency translation impact and other adjustments, net	(3)	2	(1)	6	(10)	(4)	(56)

Balance at end of period	288	634	922	289	621	910	1,017

Allowance for loan losses and gross loans held at amortized cost by loan portfolio
	2012			2011			2010

end of	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at end of period	288	634	922	289	621	910	279	738	1,017

of which individually evaluated for impairment	239	457	696	222	428	650	210	539	749

of which collectively evaluated for impairment	49	177	226	67	193	260	69	199	268

Gross loans held at amortized cost (CHF million)

Balance at end of period	126,124	97,080	223,204	121,401	92,262	213,663	114,879	86,460	201,339

of which individually evaluated for impairment [1]	661	1,068	1,729	665	1,053	1,718	680	1,183	1,863

of which collectively evaluated for impairment	125,463	96,012	221,475	120,736	91,209	211,945	114,199	85,277	199,476

1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	2012			2011

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases	348	4,605	4,953	0	4,121	4,121

Reclassifications from loans held-for-sale	0	216	216	0	0	0

Reclassifications to loans held-for-sale [1]	0	1,323	1,323	0	1,363	1,363

Sales [1]	0	1,058	1,058	0	1,117	1,117

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

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

2012 (CHF million)

Mortgages	387	730	12,176	58,491	19,255	599	13	9	0	212	91,872

Loans collateralized by securities	79	57	948	23,357	2,728	92	6	1	0	95	27,363

Consumer finance	0	6	100	3,324	2,065	901	39	0	129	325	6,889

Consumer	466	793	13,224	85,172	24,048	1,592	58	10	129	632	126,124

Real estate	261	374	2,199	14,537	8,759	195	0	0	0	55	26,380

Commercial and industrial loans	238	325	1,580	22,040	23,070	3,467	209	1	47	763	51,740

Financial institutions	2,288	2,087	4,661	5,260	2,569	382	0	33	14	147	17,441

Governments and public institutions	131	50	360	521	127	101	229	0	0	0	1,519

Corporate & institutional	2,918	2,836	8,800	42,358	34,525	4,145	438	34	61	965	97,080

Gross loans held at amortized cost	3,384	3,629	22,024	127,530	58,573	5,737	496	44	190	1,597	223,204

Value of collateral [1]	2,918	2,616	19,526	116,583	48,342	3,210	189	44	15	791	194,234

2011 (CHF million)

Mortgages	166	637	8,837	55,222	22,368	763	18	19	0	225	88,255

Loans collateralized by securities	1	18	397	24,089	1,793	88	0	2	0	73	26,461

Consumer finance	1	5	51	3,234	2,187	524	58	9	316	300	6,685

Consumer	168	660	9,285	82,545	26,348	1,375	76	30	316	598	121,401

Real estate	341	204	1,241	12,476	10,277	312	0	3	0	60	24,914

Commercial and industrial loans	409	242	1,755	21,182	20,091	3,128	179	27	121	714	47,848

Financial institutions	3,906	2,098	3,333	5,549	1,890	760	3	43	0	132	17,714

Governments and public institutions	119	88	355	484	160	104	470	0	0	6	1,786

Corporate & institutional	4,775	2,632	6,684	39,691	32,418	4,304	652	73	121	912	92,262

Gross loans held at amortized cost	4,943	3,292	15,969	122,236	58,766	5,679	728	103	437	1,510	213,663

Value of collateral [1]	3,938	1,751	14,176	112,505	48,100	3,171	119	86	9	871	184,726

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management (CRM) within the impairment review process.

In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total

2012 (CHF million)

Mortgages	91,527	156	17	11	161	345	91,872

Loans collateralized by securities	27,034	220	3	3	103	329	27,363

Consumer finance	6,116	420	90	52	211	773	6,889

Consumer	124,677	796	110	66	475	1,447	126,124

Real estate	26,221	107	2	2	48	159	26,380

Commercial and industrial loans	50,479	720	27	138	376	1,261	51,740

Financial institutions	17,208	53	2	34	144	233	17,441

Governments and public institutions	1,484	35	0	0	0	35	1,519

Corporate & institutional	95,392	915	31	174	568	1,688	97,080

Gross loans held at amortized cost	220,069	1,711	141	240	1,043	3,135	223,204

2011 (CHF million)

Mortgages	88,014	48	12	6	175	241	88,255

Loans collateralized by securities	26,226	180	11	3	41	235	26,461

Consumer finance	5,880	496	86	50	173	805	6,685

Consumer	120,120	724	109	59	389	1,281	121,401

Real estate	24,830	41	3	1	39	84	24,914

Commercial and industrial loans	46,946	454	90	50	308	902	47,848

Financial institutions	17,504	78	2	48	82	210	17,714

Governments and public institutions	1,779	1	0	0	6	7	1,786

Corporate & institutional	91,059	574	95	99	435	1,203	92,262

Gross loans held at amortized cost	211,179	1,298	204	158	824	2,484	213,663

Impaired loans
Categories of impaired loans
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on categories of impaired loans.
As of December 31, 2012 and 2011, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages.

In 2012 and 2011, the number of troubled debt restructurings and related financial effects and the number of defaults and related carrying values of loans, which had been restructured within the previous 12 months, were not material. As of December 31, 2012 and 2011, the Group did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

2012 (CHF million)

Mortgages	154	16	170	0	69	69	239

Loans collateralized by securities	18	74	92	0	3	3	95

Consumer finance	315	10	325	0	2	2	327

Consumer	487	100	587	0	74	74	661

Real estate	46	5	51	0	15	15	66

Commercial and industrial loans	268	170	438	30	373	403	841

Financial institutions	58	38	96	0	65	65	161

Corporate & institutional	372	213	585	30	453	483	1,068

Gross impaired loans	859	313	1,172	30	527	557	1,729

2011 (CHF million)

Mortgages	176	14	190	1	73	74	264

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	262	28	290	0	25	25	315

Consumer	465	55	520	1	144	145	665

Real estate	29	7	36	0	24	24	60

Commercial and industrial loans	215	129	344	17	454	471	815

Financial institutions	49	65	114	0	58	58	172

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	293	207	500	17	536	553	1,053

Gross impaired loans	758	262	1,020	18	680	698	1,718

Write-off and recovery of loans
Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. In Investment Banking, a loan is written down to its net book value once the loan provision is greater than 80% of the loan notional amount, unless repayment of the loan is anticipated to occur within the next two quarters. In Private Banking & Wealth Management, write-offs are made, based on an individual counterparty assessment performed by Group CRM, if it is certain that parts of a loan will not be recoverable. For collateralized loans, the collateral is assessed and the unsecured exposure is written-off. Write-offs on uncollateralized loans are based on the borrower’s ability to pay back the outstanding loan out of free cash flow. The Group evaluates the recoverability of the loans granted, if a borrower is expected to default wholly or partly on its payment obligations or to meet these only with third-party support. Adjustments are made to reflect the estimated realizable value of the loan or any collateral. Triggers to assess the creditworthiness of a borrower to absorb the adverse developments include for example i) a default on interest or principal payments by more than 90 days, ii) a waiver of interest or principal by the Group, iii) a downgrade of the loan to non-interest-earning, iv) the collection of the debt through seizure order, bankruptcy proceedings or realization of collateral, or v) the insolvency of the borrower. Based on such assessment, Group CRM evaluates the need for write-offs individually and on an ongoing basis.

Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

Gross impaired loan details
	2012			2011

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan details (CHF million)

Mortgages	206	197	32	217	206	41

Loans collateralized by securities	68	66	53	85	83	50

Consumer finance	302	280	154	303	288	131

Consumer	576	543	239	605	577	222

Real estate	63	55	22	46	38	20

Commercial and industrial loans	715	677	342	734	709	318

Financial institutions	157	155	93	156	154	84

Governments and public institutions	0	0	0	6	5	6

Corporate & institutional	935	887	457	942	906	428

Gross impaired loans with a specific allowance	1,511	1,430	696	1,547	1,483	650

Mortgages	33	33	–	46	46	–

Loans collateralized by securities	27	28	–	1	1	–

Consumer finance	25	25	–	13	13	–

Consumer	85	86	–	60	60	–

Real estate	3	3	–	15	15	–

Commercial and industrial loans	126	128	–	80	80	–

Financial institutions	4	4	–	16	16	–

Corporate & institutional	133	135	–	111	111	–

Gross impaired loans without specific allowance	218	221	–	171	171	–

Gross impaired loans	1,729	1,651	696	1,718	1,654	650

of which consumer	661	629	239	665	637	222

of which corporate & institutional	1,068	1,022	457	1,053	1,017	428

Gross impaired loan details (continued)
	2012			2011

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan details (CHF million)

Mortgages	217	1	1	222	1	0

Loans collateralized by securities	68	1	0	82	1	0

Consumer finance	277	3	3	276	2	1

Consumer	562	5	4	580	4	1

Real estate	58	0	0	47	1	1

Commercial and industrial loans	620	3	2	871	7	6

Financial institutions	201	2	2	160	0	0

Governments and public institutions	6	0	0	6	0	0

Corporate & institutional	885	5	4	1,084	8	7

Gross impaired loans with a specific allowance	1,447	10	8	1,664	12	8

Mortgages	40	0	0	94	0	0

Loans collateralized by securities	8	0	0	4	0	0

Consumer finance	41	0	0	19	0	0

Consumer	89	0	0	117	0	0

Real estate	13	0	0	74	5	5

Commercial and industrial loans	215	3	3	149	1	0

Financial institutions	8	0	0	19	0	0

Corporate & institutional	236	3	3	242	6	5

Gross impaired loans without specific allowance	325	3	3	359	6	5

Gross impaired loans	1,772	13	11	2,023	18	13

of which consumer	651	5	4	697	4	1

of which corporate & institutional	1,121	8	7	1,326	14	12

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

19 Premises and equipment
end of	2012	2011

Premises and equipment (CHF million)

Buildings and improvements	2,429	4,060

Land	501	872

Leasehold improvements	2,174	2,241

Software	5,324	4,614

Equipment	3,160	3,188

Premises and equipment	13,588	14,975

Accumulated depreciation	(7,970)	(7,782)

Total premises and equipment, net	5,618	7,193

Depreciation and impairment
in	2012	2011	2010

CHF million

Depreciation	1,229	1,078	1,115

Impairment	17	87	16

In 2011, the estimated useful lives for leasehold and building improvements in Switzerland were increased from five to ten years, based on a change in estimate. The cumulative effect of adopting this change in estimate on January 1, 2011 was a decrease in depreciation expense of CHF 64 million (CHF 56 million after tax).

20 Goodwill
	2012				2011

	Private Banking & Wealth Management	Investment Banking	Credit Suisse Group		Private Banking & Wealth Management	Investment Banking	Credit Suisse Group

Gross amount of goodwill (CHF million)

Balance at beginning of period	2,471	6,202	8,673		2,481	6,186	8,667

Goodwill acquired during the year	28	0	28		0	0	0

Foreign currency translation impact	(54)	(138)	(192)		(12)	16	4

Other	(36)	(2)	(38)	[1]	2	0	2

Balance at end of period	2,409	6,062	8,471		2,471	6,202	8,673

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	82		0	82	82

Balance at end of period	0	82	82		0	82	82

Net book value (CHF million)

Net book value	2,409	5,980	8,389		2,471	6,120	8,591

1 Includes tax benefit adjustments arising from the amortization of tax goodwill in connection with the purchase of the residual minority stake in Hedging-Griffo in 2012.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event. As of December 31, 2012 and 2011, the Group’s market capitalization was below book value.
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

Based on its goodwill impairment analysis performed as of December 31, 2012, the Group concluded that the estimated fair value for the three reporting units within its Private Banking & Wealth Management segment substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2012.

There was also no impairment necessary for the Group’s Investment Banking reporting unit as the estimated fair value exceeded its carrying value by 10%. The goodwill allocated to this reporting unit has become more sensitive to an impairment as the valuation of the reporting unit is highly correlated with economic and financial market conditions, client trading and investing activity and the regulatory environment in which it operates. The Group engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2012 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.

The results of the impairment evaluation of the Investment Banking reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future with respect to the CHF 5,980 million of goodwill recorded in Investment Banking.

As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. During 2012, the Group completed the acquisition of HSBC’s private banking business in Japan that generated goodwill upon consolidation. During 2011, there were no acquisitions that generated goodwill upon consolidation.

Goodwill was negatively impacted by foreign exchange fluctuations in goodwill denominated in US dollars in 2012.

21 Other intangible assets
	2012			2011

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	25	(21)	4	26	(21)	5

Client relationships	314	(146)	168	369	(193)	176

Other	8	(2)	6	7	(1)	6

Total amortizing other intangible assets	347	(169)	178	402	(215)	187

Non-amortizing other intangible assets	65	–	65	101	–	101

of which mortgage servicing rights, at fair value	43	–	43	70	–	70

Total other intangible assets	412	(169)	243	503	(215)	288

Additional information
in	2012	2011	2010

Aggregate amortization and impairment (CHF million)

Aggregate amortization	28	30	34

Impairment	7	0	1

Estimated amortization
Estimated amortization (CHF million)

2013	25

2014	24

2015	23

2016	19

2017	19

22 Other assets and other liabilities
end of	2012	2011

Other assets (CHF million)

Cash collateral on derivative instruments	10,904	15,809

Cash collateral on non-derivative transactions	1,995	2,083

Derivative instruments used for hedging	3,930	3,706

Assets held-for-sale	20,343	21,205

of which loans [1]	19,894	20,457

of which real estate	442	732

Assets held for separate accounts	13,414	14,407

Interest and fees receivable	5,861	6,090

Deferred tax assets	7,102	8,939

Prepaid expenses	538	601

Failed purchases	2,699	1,513

Other	6,126	3,943

Other assets	72,912	78,296

Other liabilities (CHF million)

Cash collateral on derivative instruments	12,224	11,934

Cash collateral on non-derivative transactions	1,246	1,002

Derivative instruments used for hedging	1,182	1,998

Provisions [2]	1,362	1,113

of which off-balance sheet risk	60	65

Liabilities held for separate accounts	13,414	14,407

Interest and fees payable	6,752	7,142

Current tax liabilities	863	767

Deferred tax liabilities	130	429

Failed sales	4,336	6,888

Other	16,128	17,537

Other liabilities	57,637	63,217

1 Included as of December 31, 2012 and 2011 were CHF 3,730 million and CHF 6,299 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 922 million and CHF 1,386 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP. 2 Includes provisions for bridge commitments.

23 Deposits
	2012				2011

end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	8,282	4,521	12,803		11,446	4,218	15,664

Interest-bearing demand deposits	132,393	24,976	157,369		113,403	19,626	133,029

Savings deposits	60,103	44	60,147		54,395	38	54,433

Time deposits	10,786	98,221	109,007	[1]	16,841	133,581	150,422	[1]

Total deposits	211,564	127,762	339,326	[2]	196,085	157,463	353,548	[2]

of which due to banks	–	–	31,014		–	–	40,147

of which customer deposits	–	–	308,312		–	–	313,401

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1 Included CHF 108,887 million and CHF 149,985 million as of December 31, 2012 and 2011, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices. 2 Not included as of December 31, 2012 and 2011 were CHF 67 million and CHF 51 million, respectively, of overdrawn deposits reclassified as loans.

24 Long-term debt
end of	2012	2011

Long-term debt (CHF million)

Senior	115,861	123,632

Subordinated	17,741	24,165

Non-recourse liabilities from consolidated VIEs	14,532	14,858

Long-term debt	148,134	162,655

of which reported at fair value	65,384	70,366

of which structured notes	36,637	35,726

Structured notes by product
end of	2012

Structured notes (CHF million)

Equity	23,761

Fixed income	6,559

Emerging markets [1]	3,304

Credit	1,893

Other	1,120

Total structured notes	36,637

1 Transactions where the return is based on a referenced underlying or counterparty specific to emerging markets.

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

Long-term debt by maturities
end of			2013			2014			2015			2016			2017			Thereafter	Total

Group parent company (CHF million)

Senior debt
Fixed rate			–			–			–			–			–			376	376

Interest rate (in %) [1]			–			–			–			–			–			7.3	–

Subordinated debt
Fixed rate			–			–			29			–			32			–	61

Interest rates (in %) [1]			–			–			8.5			–			7.0			–	–

Subtotal – Group parent company			–			–			29			–			32			376	437

Subsidiaries (CHF million)

Senior debt
Fixed rate			14,815			11,637			14,333			4,018			8,983			16,120	69,906

Variable rate			12,807			8,179			5,940			4,497			4,530			9,626	45,579

Interest rates (range in %) [1]	0.0	–	13.6	0.0	–	13.0	0.0	–	12.5	0.3	–	10.2	0.4	–	5.1	0.0	–	8.2	–

Subordinated debt
Fixed rate			2,465			144			414			1,830			979			11,578	17,410

Variable rate			–			–			19			–			46			205	270

Interest rates (range in %) [1]	3.7	–	13.2			9.3	2.8	–	10.3			8.2	1.0	–	8.5	0.0	–	13.2	–

Non-recourse liabilities from consolidated VIEs
Fixed rate			218			2			815			89			–			92	1,216

Variable rate			153			478			468			748			34			11,435	13,316

Interest rates (range in %) [1]	0.6	–	0.8	0.7	–	13.2	0.0	–	12.6	0.0	–	12.8			2.0	0.0	–	10.9	–

Subtotal – Subsidiaries			30,458			20,440			21,989			11,182			14,572			49,056	147,697

Total long-term debt			30,458			20,440			22,018			11,182			14,604			49,432	148,134

of which structured notes			7,655			7,505			5,730			3,793			3,395			8,559	36,637

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
The Group maintains a euro medium-term note program that allows it, certain finance subsidiaries (guaranteed by the Group) and the Bank to issue senior debt securities notes.
Credit Suisse Group Finance (Guernsey) Limited, a finance subsidiary of the Group, maintains a JPY 500 billion Samurai shelf registration statement that allows it to issue, from time to time, senior and subordinated debt securities, guaranteed by the Group.

25 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2012 (CHF million)

Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)

Increase/(decrease)	7	(1,040)	227	(291)	319	(778)

Increase/(decrease) due to equity method investments	30	0	0	0	0	30

Reclassification adjustments, included in net income	0	51	(242)	241	(71)	(21)

Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)

2011 (CHF million)

Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Increase/(decrease)	(5)	(324)	6	(720)	383	(660)

Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)

Reclassification adjustments, included in net income	(27)	16	(24)	105	12	82

Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)

2010 (CHF million)

Balance at beginning of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

Increase/(decrease)	46	(2,822)	0	(338)	0	(3,114)

Increase/(decrease) due to equity method investments	(15)	0	1	0	0	(14)

Reclassification adjustments, included in net income	(23)	(13)	6	93	13	76

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)

Refer to "Note 26 – Tax" and "Note 29 – Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income.

Additional share information
	2012		2011		2010

Common shares issued

Balance at beginning of period	1,224,333,062		1,186,174,442		1,185,370,182

Issuance of common shares	96,496,860		38,158,620		804,260

of which share-based compensation	38,812,660		21,664,747		804,260

Balance at end of period	1,320,829,922		1,224,333,062		1,186,174,442

Treasury shares

Balance at beginning of period	(4,010,074)		(12,228,377)		(16,159,287)

Sale of treasury shares	394,686,376		367,978,216		526,878,697

Repurchase of treasury shares	(423,704,092)		(366,790,491)		(569,477,317)

Share-based compensation	5,990,959		7,030,578		46,529,530

Balance at end of period	(27,036,831)		(4,010,074)		(12,228,377)

Common shares outstanding

Common shares outstanding	1,293,793,091	[1]	1,220,322,988	[2]	1,173,946,065

1 At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 771,499,654 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares are reserved for buffer capital notes and mandatory and contingent convertible securities. 2 At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 643,807,004 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

26 Tax
Details of current and deferred taxes
in	2012	2011	2010

Current and deferred taxes (CHF million)

Switzerland	140	38	81

Foreign	582	437	243

Current income tax expense	722	475	324

Switzerland	(123)	(176)	(149)

Foreign	(103)	372	1,373

Deferred income tax expense	(226)	196	1,224

Income tax expense	496	671	1,548

Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	0	(4)	4

Cumulative translation adjustment	(12)	16	32

Unrealized gains/(losses) on securities	6	12	(2)

Actuarial gains/(losses)	1	(172)	(82)

Net prior service credit/(cost)	63	105	3

Share-based compensation and treasury shares	(50)	256	(671)

Reconciliation of taxes computed at the Swiss statutory rate
in	2012	2011	2010

Income from continuing operations before taxes (CHF million)

Switzerland	1,680	455	1,734

Foreign	501	3,006	5,753

Income from continuing operations before taxes	2,181	3,461	7,487

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	480	761	1,647

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	275	(40)	519

Non-deductible amortization of other intangible assets and goodwill impairment	2	0	1

Other non-deductible expenses	393	447	623

Additional taxable income	11	8	22

Lower taxed income	(415)	(424)	(775)

Income taxable to noncontrolling interests	(117)	(289)	(278)

Changes in tax law and rates	182	172	119

Changes in deferred tax valuation allowance	14	471	54

Tax deductible impairments of Swiss subsidiary investments	(161)	(55)	0

Other	(168)	(380)	(384)

Income tax expense	496	671	1,548

Foreign tax rate differential
2012 included a foreign tax expense of CHF 275 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and Bahamas. The total foreign tax expense of CHF 479 million is not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.

2011 included a foreign tax rate benefit of CHF 40 million in respect of profits earned in lower tax jurisdictions, mainly Guernsey and Bahamas, partially offset by foreign tax rate differential related to profits earned in higher tax jurisdictions, mainly Brazil and the US. The foreign tax rate benefit in relation to foreign tax expense of CHF 809 million is more than offset by tax impacts related to reconciling items explained below.

Other non-deductible expenses
2012 and 2011 included non-deductible interest expenses of CHF 259 million and CHF 240 million, respectively, non-taxable offshore expenses of CHF 8 million and CHF 80 million, respectively, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 57 million and CHF 49 million, respectively, and other various smaller non-deductible expenses.

Lower taxed income
2012 and 2011 included a tax benefit of CHF 29 million and CHF 52 million, respectively, related to exempt offshore income, CHF 40 million and CHF 47 million, respectively, in respect to non-taxable dividend income and CHF 11 million and CHF 47 million, respectively, related to non-taxable foreign exchange gains. In addition, 2012 and 2011 included tax benefits of CHF 100 million and CHF 42 million, respectively, related to tax credits and CHF 48 million and CHF 40 million, respectively, related to non-taxable life insurance income. 2012 also included a CHF 114 million Swiss income tax benefit as a result of foreign branch earnings beneficially impacting the earnings mix. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.

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
Changes in tax law and rates
2012 and 2011 included a tax expense of CHF 182 million and CHF 172 million, respectively, caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowance
2012 included an increase to the valuation allowance of CHF 834 million in respect of five of the Group’s operating entities, three in Europe and two in Asia, mainly relating to deferred tax assets on current year tax losses and pre-existing loss carry-forwards. 2011 included an increase to the valuation allowance of CHF 428 million in respect of three of the Group’s operating entities, two in the UK and one in Asia, mainly relating to deferred tax assets on tax loss carry-forwards. 2010 included an increase to the valuation allowance of CHF 193 million in respect of one of the Group’s operating entities in the UK relating to deferred tax assets on tax loss carry-forwards.

2012, 2011 and 2010 also included a tax benefit of CHF 820 million, CHF 7 million and CHF 199 million, respectively, resulting from the release of valuation allowances on deferred tax assets for one of the Group’s operating entities in the US.

Other
2012 included a tax benefit of CHF 48 million relating to the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to such pre-existing deferred tax assets. 2012 also included a benefit of CHF 70 million relating to return to accrual adjustments following the close of a tax audit cycle and the impact of the closure of an advanced pricing agreement.

2011 included a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Group’s operating entities, one in Switzerland (CHF 129 million) and one in the US (CHF 132 million). The increase is related to the re-measurement of existing deferred tax assets on net operating losses due to changes in the mix of the sources of income and related tax rates that these net operating losses are expected to be applied to.

2012, 2011 and 2010 included an amount of CHF 40 million, CHF 123 million and CHF 301 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters.

As of December 31, 2012, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 7.3 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2012	2011

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,295	2,262

Loans	441	392

Investment securities	1,805	1,489

Provisions	1,760	1,943

Business combinations	0	101

Derivatives	355	395

Real estate	243	212

Net operating loss carry-forwards	5,181	7,294

Other	207	178

Gross deferred tax assets before valuation allowance	12,287	14,266

Less valuation allowance	(2,554)	(2,690)

Gross deferred tax assets net of valuation allowance	9,733	11,576

Compensation and benefits	(174)	(129)

Loans	(162)	(147)

Investment securities	(1,373)	(1,356)

Provisions	(402)	(379)

Business combinations	(20)	(227)

Derivatives	(295)	(392)

Leasing	(40)	(58)

Real estate	(78)	(82)

Other	(217)	(296)

Gross deferred tax liabilities	(2,761)	(3,066)

Net deferred tax assets	6,972	8,510

The decrease in net deferred tax assets from 2011 to 2012 of CHF 1,538 million was primarily due to the recognition of a valuation allowance against deferred tax assets, mainly in the UK and Asia, of CHF 215 million, and taxable gains on transfers of assets within the consolidated Group for which associated tax charges of CHF 1,511 million have been deferred as other assets in accordance with ASC 810-10-45-8 (Consolidation – other presentation matters, formerly Accounting Research Bulletin 51). The deferral will be amortized over a period of up to 15 years in line with ASC 810-10-45-8 principles and will be matched by future tax deductions. In addition, the decrease reflected a write-down of deferred tax assets of CHF 182 million as a result of changes to corporation tax rates in the UK and Japan and foreign exchange translation losses of CHF 211 million, which are included within the currency translation adjustments recorded in AOCI. These decreases were partially offset by an increase in net deferred tax asset balances following a re-measurement of deferred tax balances in Switzerland and the US of CHF 529 million. The remaining movement, an increase of net deferred tax assets of CHF 52 million, mainly represents the impact of temporary differences and taxable income in 2012.

The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 7,766 million, net of a valuation allowance of CHF 1,643 million as of the end of 2011 to CHF 6,007 million, net of a valuation allowance of CHF 1,454 million as of the end of 2012.

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 2.6 billion as of December 31, 2012 compared to CHF 2.7 billion as of December 31, 2011.

Amounts and expiration dates of net operating loss carry-forwards
end of 2012	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	29

Due to expire within 2 to 5 years	10,637

Due to expire within 6 to 10 years	1,996

Due to expire within 11 to 20 years	2,759

Amount due to expire	15,421

Amount not due to expire	11,797

Total net operating loss carry-forwards	27,218

Movements in the valuation allowance
in	2012	2011	2010

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,690	2,264	2,799

Net changes	(136)	426	(535)

Balance at end of period	2,554	2,690	2,264

As part of its normal practice, the Group has conducted a detailed evaluation of its expected future results. This evaluation is dependent on management estimates and assumptions in developing the expected future results, which are based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income, the Group’s commitment to the integrated bank model and the importance of the Investment Banking segment within the integrated bank, as well as the changes announced in 2012 and the reduction in risk since 2008. This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Group has significant net deferred tax assets, such as the US, the UK and Switzerland. The Group has then compared those expected future results with the applicable law governing utilization of deferred tax assets. US tax law allows for a 20-year carry-forward period for net operating losses, UK tax law allows for an unlimited carry-forward period for net operating losses and Swiss tax law allows for a seven-year carry-forward period for net operating losses.

Tax benefits associated with share-based compensation
in	2012	2011	2010

Tax benefits associated with share-based compensation (CHF million)

Tax benefits recorded in the consolidated statements of operations	597	466	539

Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	41	(280)	615

Tax benefits in respect of tax on dividend equivalent payments	12	2	26

> Refer to “Note 27 – Employee deferred compensation” for further information on share-based compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. However, windfall deductions and dividend equivalents aggregating CHF 0.9 billion and CHF 1.1 billion for 2012 and 2011, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 192 million tax benefit will be recorded in additional paid-in capital.

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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2012	2011	2010

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	373	578	964

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	33	54	53

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(58)	(177)	(286)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	39	30	39

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(4)	(65)	(31)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(43)	(19)	(91)

Other (including foreign currency translation)	80	(28)	(70)

Balance at end of period	420	373	578

of which, if recognized, would affect the effective tax rate	414	366	554

Interest and penalties
in	2012	2011	2010

Interest and penalties (CHF million)

Interest and penalties recognized in the consolidated statements of operations	(13)	(19)	(43)

Interest and penalties recognized in the consolidated balance sheets	69	86	209

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

It is reasonably possible that there will be a decrease of between zero and CHF 4 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; the UK – 2006; the US – 2006; Japan – 2005; and the Netherlands – 2005.

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

Compensation expense recognized in the consolidated statement of operations for share-based and other awards that were granted as deferred compensation is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees, two-year moratorium periods on early retirement and certain other terms. Compensation expense for share-based and other awards that were granted as deferred compensation also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain cash awards that are still outstanding.

The following tables show the compensation expense for deferred compensation awards granted in 2012 and prior years that was recognized in the consolidated statements of operations during 2012, 2011, and 2010, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2012 and prior years outstanding as of December 31, 2012 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the >>>fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in January 2013 began in 2013 and thus had no impact on the 2012 consolidated financial statements.

Deferred compensation expense
in	2012	2011	2010

Deferred compensation expense (CHF million)

Share awards	786	767	294

Performance share awards	366	0	0

2011 Partner Asset Facility awards [1]	677	0	0

Adjustable Performance Plan share awards	74	0	0

Adjustable Performance Plan cash awards	286	1,106	963

Restricted Cash Awards	165	253	0

Scaled Incentive Share Units	97	415	561

Incentive Share Units	62	174	723

Cash Retention Awards	0	0	578

Performance Incentive Plans (PIP I and PIP II) [2]	0	0	(1)

2008 Partner Asset Facility awards [1]	173	3	45

Other cash awards	362	334	422

Total deferred compensation expense	3,048	3,052	3,585

Total shares delivered (million)

Total shares delivered	31.6	24.2	47.3

1 Compensation expense includes the change in the underlying fair value of the indexed assets during the period. 2 Includes clawbacks.

Additional information
end of	2012

Estimated unrecognized compensation expense (CHF million)

Share awards	706

Performance share awards	161

Adjustable Performance Plan share awards	42

Adjustable Performance Plan cash awards	54

Scaled Incentive Share Units	73

Other cash awards	72

Total	1,108

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Does not include the estimated unrecognized compensation expense relating to grants made in 2013 for 2012.

Share awards
Share awards granted in January 2013 are similar to those granted in January 2012 and are awarded to employees with total compensation above CHF/USD 250,000 or the local currency equivalent. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Share awards granted in January 2011 vest over a four-year period. The value of the share awards is solely dependent on the Group share price at the time of delivery.

The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share, are subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

On January 17, 2013, the Group granted 37.9 million share awards with a total value of CHF 950 million. The number of share awards was determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the twelve business days ended January 16, 2013. The fair value of each share award was CHF 26.44, equivalent to the Group’s closing share price on the grant date. The estimated unrecognized compensation expense of CHF 935 million was determined based on the fair value of the award on the grant date, including the current estimate of future forfeitures, but excluding the share awards that have been reallocated to Plus Bond awards after the grant date, and will be recognized over the three-year vesting period, subject to early retirement rules. On January 19, 2012 and January 20, 2011, the Group granted 20.0 million and 34.5 million share awards with a total value of CHF 438 million and CHF 1,430 million, and a fair value of each share award granted of CHF 23.90 and CHF 42.51, respectively, equivalent to the Group’s closing share price on the grant date.

In order to comply with regulatory requirements, the Group awarded an alternative form of share awards as a component of unrestricted cash to senior employees in a number of EU countries. For 2012, 2011 and 2010, these employees received 50% of the amount they otherwise would have received in cash in the form of blocked shares. The shares remain blocked for a period of time, which ranges from six months to three years, depending on the location, after which they are no longer subject to restrictions. On January 17, 2013, the Group granted 0.2 million blocked shares with a total value of CHF 6 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2012. On January 19, 2012 and January 20, 2011, the Group granted 0.5 million and 0.8 million blocked shares with a total value of CHF 11 million and CHF 35 million, respectively.

Share award activities
	2012		2011		2010

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share awards

Balance at beginning of period	48.1	41.91	17.3	43.86	15.5	45.67

Granted	25.1	23.44	40.5	41.08	7.2	45.38

Settled	(14.9)	40.20	(7.6)	43.32	(5.0)	48.43

Forfeited	(2.5)	37.36	(2.1)	43.39	(0.4)	51.65

Balance at end of period	55.8	34.28	48.1	41.91	17.3	43.86

of which vested	3.9	–	1.8	–	1.3	–

of which unvested	51.9	–	46.3	–	16.0	–

Performance share awards
Members of the Executive Board, managing directors and all material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards, which are subject to explicit performance-related clawback provisions. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards also vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Unlike the share awards, however, the outstanding performance share awards are subject to a negative adjustment in the event of a divisional loss or a negative ROE of the Group. Outstanding performance shares are subject to a negative adjustment in the event of a divisional loss, unless there is a negative ROE that would call for a negative adjustment greater than the divisional adjustment for the year, in which case the negative adjustment is based on a negative ROE. For employees in Shared Services, the negative adjustment only applies in the event of a negative ROE and is not linked to the performance of the divisions.

The performance share awards granted in 2013 are identical to those granted in 2012 with the exception of the performance criteria which, in 2012, were based on the reported ROE, compared to the performance share awards granted in 2013, which will be based upon a disclosed underlying ROE.

On January 17, 2013, the Group granted 26.4 million performance share awards with a total value of CHF 660 million. The number of performance share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as performance shares by the average price of a Group share over the twelve business days ended January 16, 2013. The fair value of each performance share award was CHF 26.44, equivalent to the Group’s closing share price on the grant date. The estimated unrecognized compensation expense of CHF 677 million was determined based on the fair value of the award on the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures, and will be recognized over the three-year vesting period. On January 19, 2012, the Group granted 23.5 million performance share awards with a total value of CHF 516 million. The fair value of each performance share award was CHF 23.90, equivalent to the Group’s closing share price on the grant date.

Performance Share award activities
	2012

	Number of performance share awards in million	Weighted- average grant-date fair value in CHF

Performance share awards

Balance at beginning of period	–	–

Granted	23.7	23.90

Forfeited	(0.4)	23.90

Balance at end of period	23.3	23.90

of which vested	0.9	–

of which unvested	22.4	–

Plus Bond awards
Managing directors and directors in the Investment Banking division received a portion of their deferred variable compensation in the form of Plus Bond awards. The Plus Bond award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. Plus Bond award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of >>>London Interbank Offered Rate (LIBOR) plus 7.875% per annum until settlement. The Plus Bond will settle in the summer of 2016 based on the amount of the initial award less portfolio losses, if any, in excess of a first loss portion retained by the Group of USD 600 million. The value of the Plus Bond awards is based on the performance of a portfolio of unrated and sub-investment-grade asset-backed securities that are held in inventory by various trading desks of the Investment Banking division. While the Plus Bond award is a cash-based instrument, the Group reserves the right to settle the award in Group shares based on the share price at the time of final distribution. In addition, subject to oversight procedures, the Group retains the right to prepay all or a portion of the Plus Bond award in cash at any time and, in the event of certain regulatory developments or changes on capital treatment, exchange the award into Group shares. The Plus Bond award plan contributes to a reduction of the Group’s >>>risk-weighted assets and constitutes a risk transfer from the Group to the Plus Bond award holders.

The Plus Bonds provided to Investment Banking employees had a fair value of CHF 187 million and were fully vested and expensed on the grant date of December 31, 2012.
Managing directors and directors outside of the Investment Banking division were given the opportunity in early 2013 to voluntarily reallocate a portion of the share award component of their deferred awards into the Plus Bond award. The Plus Bond awards resulting from the voluntary reallocation offer had a notional value of CHF 38 million, will vest on the third anniversary of the grant date in January 17, 2016 and will be expensed over the vesting period.

Restricted Cash Awards
Managing directors and directors in the Investment Banking division received the cash component of their variable compensation in the form of Restricted Cash Awards. These awards are cash payments made on the grant date, but are subject to a pro-rata repayment by the employee in the event of voluntary resignation or termination for cause within three years of the award grant. The Restricted Cash Award is reported as part of the deferred compensation award for the Group even though the award is fully settled at grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions.

On January 17, 2013, the Group granted Restricted Cash Awards with a total value of CHF 299 million. The unrecognized compensation expense of CHF 299 million was determined based on the fair value of the award on the grant date and will be recognized over the three-year vesting period. On January 20, 2011, the Group granted Restricted Cash Awards with a total value of CHF 465 million.

2011 Partner Asset Facility
As part of the 2011 annual compensation process, the Group awarded a portion of their deferred variable compensation for senior employees in the form of 2011 Partner Asset Facility (PAF2) units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s >>>derivative activities, including both current and possible future swaps and other derivative transac-

tions. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded. As a result, the PAF2 plan is a transfer of risk from the Group to employees.

Employees at the managing director and director levels, including certain members of the Executive Board, received PAF2 awards. The PAF2 awards vested in the first quarter of 2012. All PAF awards are subject to non-compete and non-solicit provisions that expire equally on each of the first three anniversaries of the grant date.

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

In January 2012, the Group awarded PAF2 units with a fair value of CHF 499 million and the associated compensation expenses were fully expensed in the first quarter of 2012, as the awards were fully vested as of March 31, 2012. Compensation expense will continue to be updated at each reporting period date to reflect any change in the underlying fair value of the PAF2 awards until the awards are finally settled.

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred compensation plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan cash awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan) and 2010 (2010 Adjustable Performance Plan).

The 2009 Adjustable Performance Plan cash awards are fully vested and were fully expensed as of December 31, 2012 and will be delivered in the first half of 2013.
The 2010 Adjustable Performance Plan cash awards vest over a four-year period, with the final payout value subject to an upward or downward adjustment, depending on the financial performance of the specific business areas and the Group ROE. The adjustments are determined on an annual basis, increasing or decreasing the outstanding balances by a percentage equal to the reported ROE, unless the division that granted the awards incurs a pre-tax loss. In this case, outstanding awards in that division will be subject to a negative adjustment of 15% for every CHF 1 billion of loss, unless a negative ROE applies for that year and is greater than the divisional adjustment. For employees in Shared Services and other support functions, as well as for all Executive Board members, all outstanding 2010 Adjustable Performance Plan cash awards are linked to the Group’s adjusted profit or loss and the Group ROE, but are not dependent upon the adjusted profit or loss of the business areas that they support.

On January 20, 2011, the Group granted Adjustable Performance Plan cash awards with a total value of CHF 1,102 million.
In July 2012, the Group executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash awards into Adjustable Performance Plan share awards at a conversion price of CHF 16.29. Adjustable Performance Plan holders elected to convert CHF 498 million of their Adjustable Performance Plan cash awards into the new Adjustable Performance Plan share awards during the election period, which represented an approximate conversion rate of 50%. Each Adjustable Performance Plan share award had a grant-date fair value of CHF 16.79 and contains the same contractual term, vesting period, performance criteria and other terms and conditions as the original Adjustable Performance Plan cash award.

Upon conversion, CHF 453 million of the liability related to Adjustable Performance Plan cash awards that were converted into the Adjustable Performance Plan share awards was reclassified to total shareholders’ equity.

Adjustable Performance Plan share award activities
2012

Number of APP share awards in million

Adjustable Performance Plan share awards

Balance at beginning of period	–

Granted	31.0

Forfeited	(0.2)

Balance at end of period	30.8

of which vested	0.3

of which unvested	30.5

Scaled Incentive Share Unit
The Scaled Incentive Share Unit (SISU) plan is a share-based, long-term incentive plan for managing directors and directors. SISUs were granted in January 2010 as part of the 2009 deferred compensation. SISUs are similar to Incentive Share Units (ISUs) (refer to Incentive Share Unit below) except with a four-year vesting period, subject to early retirement rules, and the leverage component contains an additional performance condition which could increase or decrease the number of any additional shares. The SISU base unit vests equally on each of the four anniversaries of the grant date, whereas the SISU leverage unit will only vest on the fourth anniversary of the grant date. The new performance condition links the final delivery of additional shares to an average of the reported ROE. If the average ROE over the four-year vesting period is higher than a pre-set target established as of the grant date, the number of additional shares calculated by reference to the average Group share price increase will be adjusted positively, and if it is below the target, the number of additional shares will be adjusted negatively, but not below zero. The final number of additional shares to be delivered at the end of the four-year vesting period will be determined first on the basis of the Group share price development (share price multiplier) and then on the basis of the average ROE development (ROE multiplier). Group shares are delivered shortly after the SISU base component and SISU leverage component vest.

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

Scaled Incentive Share Unit activities
	2012	2011	2010

SISU awards (million)

Balance at beginning of period	14.7	20.4	–

Granted	–	–	21.1	[1]

Settled	(4.9)	(5.1)	(0.2)

Forfeited	(0.2)	(0.6)	(0.5)

Balance at end of period	9.6	14.7	20.4

of which vested	1.7	1.0	0.2

of which unvested	7.9	13.7	20.2

1 Includes SISUs granted in January and throughout the year.

Incentive Share Unit
ISUs were the main form of share-based deferred compensation for all employees from 2006 to 2009. For 2009, ISUs were used for the deferred compensation awards granted to employees up to and including vice presidents. An ISU is similar to a share, but offers additional upside depending on the development of the Group share price, compared to predefined targets set on the grant date. For each ISU granted, the employee will receive at least one Group share (ISU base unit) over a three-year vesting period and could receive additional shares (ISU leverage unit) at the end of the three-year vesting period. The number of ISU leverage units to be converted to additional shares is calculated by multiplying the total number of ISU base units granted, less forfeitures, by a share price multiplier. The share price multiplier is determined based on the actual increase in the weighted-average monthly share price during the contractual term of the award versus the share price on the grant date. The ISU base unit vests equally on each of the three anniversaries of the grant date, whereas the ISU leverage unit will only vest on the third anniversary of the grant date. Group shares are delivered shortly after the ISU base units and the ISU leverage units vest.

On January 21, 2010, the Group granted 6.0 million ISUs. The fair value of the 2010 ISU base units was CHF 50.30 and the fair value of the 2010 ISU leverage units was CHF 13.45. For the ISUs granted in January 2010, the number of additional shares per ISU was capped at a maximum of three times the grant value, with a delivery of no more than five shares.

In 2012, the ISU leverage units granted in 2009 were settled with a value for each outstanding leverage unit equivalent to 0.986 Group shares. In 2011, the ISU leverage units granted in 2008 were settled but did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 58.45.

Incentive Share Unit activities
	2012	2011	2010

ISU awards (million)

Balance at beginning of period	13.3	37.7	41.5

Granted	–	–	6.0	[1]

Settled	(8.8)	(23.3)	(8.4)

Forfeited	(0.9)	(1.1)	(1.4)

Balance at end of period	3.6	13.3	37.7

of which vested	0.4	1.4	3.9

of which unvested	3.2	11.9	33.8

1 Includes ISUs granted in January and throughout the year.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred compensation in the form of Cash Retention Awards. These Cash Retention Awards payments, which were made in the first quarter of 2009, were subject to vesting ratably over a two-year period and other conditions, and any unvested Cash Retention Awards would have had to be repaid if a claw-back event, such as voluntary termination of employment, occurs. These awards were fully vested in January 2011.

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

The PAF awards, which have a contractual term of eight years, are fully vested. All PAF awards remain subject to non-

compete and non-solicit provisions that expire equally on each of the first three anniversaries of the grant date. Each PAF holder will receive a semi-annual cash interest payment of LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. Beginning in the fifth year after the grant date, the PAF holders will receive an annual cash payment equal to 20% of the notional value of the PAF awards if the fair market value of the Asset Pool in that year has not declined below the initial fair market value of the Asset Pool. In the final year of the contractual term, the PAF holders will receive a final settlement in cash equal to the notional value, less all previous cash payments made to the PAF holder, plus any related gains or less any related losses on the liquidation of the Asset Pool.

In June 2012 and December 2011, existing PAF holders were given a voluntary election to make a value-for-value exchange of their existing PAF awards for a new PAF award linked to an expanded portfolio of reference assets. The new PAF awards are subject to the same contractual term, vesting period, performance criteria, settlement and other terms and conditions as the original PAF awards and constitute an additional risk transfer to employees on the expanded portfolio of assets that was removed from the Group’s risk-weighted assets, resulting in a reduction in capital usage. As of the June 2012 and December 2011 election dates, approximately 41% and 35%, respectively, of employees holding PAF awards elected to exchange their existing PAF awards for the new PAF awards. Compensation expense for the new PAF awards will be updated at each reporting period date to reflect any change in the underlying fair value of the expanded portfolio of reference assets in addition to the original portfolio of PAF assets until the awards are finally settled. There was no impact on compensation expense on the exchange dates.

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

There were no options granted during 2012, 2011 and 2010. As of December 31, 2012, there was no aggregate intrinsic value of options outstanding or exercisable, no total intrinsic value of options exercised and the weighted-average remaining contractual term was 0.2 years. As of the exercise date, the total intrinsic value of options exercised during 2011 and 2010 was CHF 1 million and CHF 8 million, respectively. There was no cash received from option exercises in 2012. Cash received from option exercises during 2011 and 2010 was CHF 2 million and CHF 32 million, respectively. In January 2013, 4.8 million options expired.

Share option activities
	2012		2011		2010

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	16.9	51.00	29.8	64.58	34.9	63.49

Exercised	0.0	0.00	(0.1)	31.78	(0.8)	40.12

Expired	(11.6)	59.36	(12.8)	82.61	(4.3)	60.37

Balance at end of period	5.3	32.59	16.9	51.00	29.8	64.58

of which exercisable at end of period	5.3	32.59	16.9	51.00	29.8	64.58

Fair value assumptions for share-based compensation
The Group’s current share-based awards do not require fair value modeling, as they are either based on market information or Group performance, which is linked to ROE and divisional pre-tax income.
In estimating the fair value of other share-based compensation awards, where an observable independent quoted market price is not available, the fair value is calculated on the grant date based on valuation techniques and/or option-pricing models that most accurately reflect the substantive characteristics of the instrument being valued. The underlying assumptions used in the models are determined based on management’s assessment of the current market and historical information available on the grant date that marketplace participants would likely use in determining an exchange price for the instruments.

The inputs for expected volatility used in estimating fair values were based upon the implied market volatility of traded options on Group shares, the historical volatility of the Group shares and other relevant factors that indicate how the future is expected to differ from the past. The expected dividend cash flows were based on a future dividend cash flow assumption which was based on market expectations. The expected risk-free interest rate was based on the current LIBOR rate on the grant date that corresponds with the expected term of the award. LIBOR rates were used as a proxy for risk-free interest rates because zero-coupon government issues do not exist in Switzerland. The expected term represents the period of time that the awards were expected to be outstanding and was generally based on the contractual term of each instrument.

The following table illustrates the significant assumptions used to estimate the fair value of SISUs and ISUs granted in 2010, based on the annual deferred compensation process.
Significant fair value assumptions
in	2010

	SISU	ISU

Significant fair value assumptions

Expected volatility, in %	33.42	33.52

Expected dividend cash flows, in CHF
2010	1.45	1.45

2011	1.55	1.55

2012	1.65	1.65

2013	1.75	–

Expected risk-free interest rate, in %	1.26	1.00

Expected term, in years	4	3

Delivered shares
In the past, the Group typically met its obligations to deliver share awards under its compensation programs by purchasing treasury shares in the market and by entering into third-party hedge instruments. During 2012 and 2011, the Group settled outstanding share-based compensation awards primarily through the issuance of new shares from conditional capital.

28 Related parties
Executive Board and Board of Directors Compensation
> Refer to “Note 3 – Compensation to members of the Executive Board and the Board of Directors” in VI – Parent company financial statements – Credit Suisse Group for additional information on compensation to members of the Executive Board and the Board of Directors.

Executive Board and Board of Directors loans
in	2012		2011		2010

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	22	[1]	18		19

Additions	3		5		5

Reductions	(17)		(1)		(6)

Balance at end of period	8	[1]	22		18

Loans to members of the Board of Directors (CHF million)

Balance at beginning of period	34	[2]	35		25

Additions	12		2		14

Reductions	(5)		(3)		(4)

Balance at end of period	41	[2]	34	[2]	35

1 The number of individuals with outstanding loans at the beginning and end of the year was six and three, respectively. 2 The number of individuals with outstanding loans at the beginning and end of the year was seven and five, respectively.

Executive Board and Board of Directors loans
A large majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities. Such loans are made to Executive Board and Board of Directors members on the same terms available to third-party clients or, in the case of loans to members of the Executive Board, pursuant to widely available employee benefit plans. The highest loan outstanding was CHF 4 million to Eric Varvel as of December 31, 2012.

All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, fixed-rate mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees, and did not involve more than the normal risk of collectability or present other unfavorable features.

Members of the Board of Directors with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans, which were extended to them at the time that employee conditions applied to them. Unless otherwise noted, all loans to members of the Board of Directors were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans included in the “Executive Board and Board of Directors loans” table, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions.

Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board and the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors or companies asso-

ciated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2012, 2011 and 2010, there was no loan exposure to such related parties that was not made in the ordinary course of business and at prevailing market conditions.

Related party transactions
Exchange of Tier 1 Capital Notes into Tier 1 Buffer Capital Notes
In February 2011, the Group entered into definitive agreements with entities affiliated with Qatar Investment Authority (QIA) and The Olayan Group (the Investors), each of which has significant holdings of Group shares and other Group financial products, to issue tier 1 buffer capital notes (Tier 1 BCN). Under the agreements, the Investors agreed to purchase USD 3.45 billion Tier 1 BCN and CHF 2.5 billion Tier 1 BCN in exchange for their holdings of USD 3.5 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes issued in 2008 (Tier 1 Capital Notes), or in the event that the Tier 1 Capital Notes have been redeemed in full, for cash. At that time, the purchase or exchange was expected to occur no earlier than October 23, 2013, the first call date of the Tier 1 Capital Notes. In July 2012, we entered into an amendment agreement with an entity affiliated with The Olayan Group for the immediate exchange of USD 1.725 billion of their existing Tier 1 Capital Notes into an equivalent principal amount of Tier 1 BCN, thereby accelerating the exchange initially scheduled for October 2013. The accelerated exchange of some of the outstanding Tier 1 Capital Notes was one of a number of capital strengthening measures that the Group announced in July 2012.

Under their terms, the Tier 1 BCN will be converted into Group ordinary shares if the Group’s reported common equity tier 1 (CET1) ratio, as determined under the >>>Basel Committee on Banking Supervision (BCBS) regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless the >>>Swiss Financial Market Supervisory Authority (FINMA), at the Group’s request, has agreed on or prior to the publication of the Group’s quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The Tier 1 BCN will also be converted if FINMA determines that conversion is necessary, or that we require public sector capital support, to prevent the Group from becoming insolvent, bankrupt or unable to pay a material amount of the Group’s debts, or other similar circumstances. In addition, conversion of the Tier 1 BCN held by The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, the Group’s reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of the Group’s ordinary shares over a five-day period preceding the notice of conversion. In connection with the July 2012 exchange, the conversion floor price of the Tier 1 BCN delivered in the exchange as well as the remaining Tier 1 BCN scheduled to be delivered in October 2013 was adjusted to match the conversion price of the MACCS described below. The Tier 1 BCN are deeply subordinated, perpetual and callable by the Group no earlier than 2018 and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion Tier 1 BCN and CHF 2.5 billion Tier 1 BCN at fixed rates of 9.5% and 9.0%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.

At the time of the original transaction, the Group determined that this was a material transaction and deemed the Investors to be related parties of the Group’s Board of Directors members Mr. Al Thani and Mr. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board of Directors (except for Mr. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent buffer capital, for which there was no established market, and the terms of the Tier 1 Capital Notes issued in 2008 and held by the Investors, were fair.

Issuance of mandatory and contingent convertible securities
In July 2012, the Group issued CHF 3.8 billion MACCS that are mandatorily convertible into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013 (subject to early conversion upon certain contingency and viability events), with settlement and delivery of shares in early April 2013. Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The conversion price of CHF 16.29 per share corresponded to 95% of the volume weighted average market price for the two trading days preceding the transaction. Investors in the MACCS included entities affiliated with the Investors, which also have been deemed by the Group to be related parties of the Group’s Board of Directors’ members, Mr. Al Thani and

Mr. Syriani, respectively. The issuance of the MACCS was one of a number of capital strengthening measures executed by the Group in 2012. In addition to the Investors, a number of other investors of the Group purchased the MACCS, including Norges Bank and the Capital Group Companies, Inc., which, like the Investors, have significant holdings of Group shares. The terms and conditions for the conversion of the MACCS are equally applicable to all purchasers.

Plus Bonds
The Group provided members of the Executive Board who did not participate in the structuring of the instrument the opportunity to invest their own funds in Plus Bond instruments with substantially the same terms as the Plus Bond awards granted to certain employees as deferred variable compensation for 2012. As a result, certain Executive Board members acquired an aggregate of CHF 9 million in Plus Bond instruments in February 2013.

Loan to Arcapita Bank
In February 2012, the Group downgraded to impaired status a loan with an outstanding principal amount of USD 30 million to Arcapita Bank B.S.C. (Arcapita Bank), an international investment firm headquartered in Bahrain. The financing provided to Arcapita Bank was extended in 2007 on arm's length terms and, at the time, did not involve more than the normal risk of collectability or present other unfavorable features. Arcapita Bank may be deemed to be a related party entity of the Group because its Board of Directors’ member Mr. Al Thani is also a member of the board of directors of Arcapita Bank. Mr. Al Thani joined the Arcapita Bank board of directors in October 2008 and the Group’s Board of Directors in 2010, in both cases after the loan was extended. Arcapita Bank filed for Chapter 11 bankruptcy in the US in March 2012, and the Group subsequently sold its USD 30 million credit position to an unrelated third party. As of December 31, 2012, the Group had no credit exposure to Arcapita Bank.

Liabilities due to own pension funds
Liabilities due to the Group’s own defined benefit pension funds as of December 31, 2012 and 2011 of CHF 3,232 million and CHF 2,790 million, respectively, are reflected in various liability accounts in the Group’s consolidated balance sheets. In December 2011, the Group’s Swiss pension fund invested CHF 350 million into mandatory convertible securities issued by Credit Suisse Group Finance (Guernsey) Limited, an unconsolidated SPE wholly owned by the Group. The mandatory convertible securities contained a 2% coupon and converted into 16.5 million Group shares at maturity in December 2012. In addition, other unconsolidated SPEs wholly owned by the Group had liabilities to the pension funds of the Group with notional values of CHF 78 million and CHF 26 million as of December 31, 2012 and 2011, respectively.

Loans outstanding made by the Group or any subsidiaries to equity method investees
in	2012	2011	2010

Loans outstanding made by the Group or any subsidiaries to equity method investees (CHF million)

Balance at beginning of period	13	45	83

Net borrowings/(repayments)	(1)	(32)	(38)

Balance at end of period	12	13	45

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

Swiss pension plans
The Group’s Swiss pension plans cover its employees in Switzerland and are set up as trusts domiciled in Zurich. On January 1, 2010, in addition to the annuity section (defined benefit), a new savings section (defined contribution) was introduced in the Swiss main plan and a partial changeover from the annuity section to the savings section has been processed. Furthermore, on December 20, 2011, the Group announced the complete changeover to the savings section of the plan and the discontinuance of the annuity section, effective as of January 1, 2013. For accounting purposes, both the annuity section and the savings section of the Swiss pension plan are treated as defined benefit plans under US GAAP. The plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under Swiss law. As of December 31, 2012 and 2011, the Group’s pension plan in Switzerland comprised 80% and 81%, respectively, of all the Group’s employees participating in defined benefit plans and 83% and 84%, respectively, of the >>>fair value of plan assets and 83% of the pension benefit obligation of the Group’s defined benefit plans.

In the annuity section of the plan, employee contributions were calculated as a percentage of the employees’ salary level varying between 9.0% and 12.5% depending on the employees’ age and funding level. The Group’s contributions were at least 200% of the employees’ contributions for the Group’s main pension plan.

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

Components of total pension costs
	Defined benefit pension plans						Other post- retirement defined benefit plans

	Switzerland			International			International

in	2012	2011	2010	2012	2011	2010	2012	2011	2010

Total pension costs (CHF million)

Service costs on benefit obligation	347	319	269	30	33	30	1	0	1

Interest costs on benefit obligation	378	416	453	127	123	134	8	7	9

Expected return on plan assets	(617)	(668)	(637)	(164)	(160)	(163)	0	0	0

Amortization of recognized prior service cost/(credit)	(52)	17	17	(1)	0	1	(2)	(2)	(2)

Amortization of recognized actuarial losses/(gains)	144	84	86	74	51	36	13	9	6

Net periodic pension costs	200	168	188	66	47	38	20	14	14

Settlement losses/(gains)	90	0	1	0	0	(2)	0	0	0

Curtailment losses/(gains)	(35)	1	0	0	0	0	0	0	0

Special termination benefits	19	10	2	0	0	0	0	0	0

Total pension costs	274	179	191	66	47	36	20	14	14

Total pension costs reflected in compensation and benefits – other for 2012, 2011 and 2010 were CHF 360 million, CHF 240 million and CHF 241 million, respectively.
Since the second quarter of 2011, as part of its strategic plan, the Group launched a number of cost efficiency measures including headcount reduction. This resulted in a curtailment gain of CHF 35 million and a curtailment loss of CHF 1 million in 2012 and 2011, respectively, reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered, and in additional costs of CHF 90 million in 2012 in relation to the settlement of the pension obligation for employees in Switzerland who have been effectively terminated. Special termination benefit costs of CHF 19 million and CHF 10 million have been recognized in 2012 and 2011, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures. The previous headcount reduction announced in December 2008, resulted in special termination benefits of CHF 2 million in 2010 related to the Swiss pension plans and settlement costs of CHF 1 million in 2010 in connection with our Swiss pension plan. The discontinuance of a Japanese plan in 2009 resulted in a gain of CHF 2 million in 2010 from the related settlement of the obligation.

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

Obligations and funded status of the plans
	Defined benefit pension plans				Other post- retirement defined benefit plans

	Switzerland		International		International

in / end of	2012	2011	2012	2011	2012	2011

PBO (CHF million) [1]

Beginning of the measurement period	13,944	13,813	2,675	2,373	174	160

Plan participant contributions	231	240	0	0	0	0

Service cost	347	319	30	33	1	0

Interest cost	378	416	127	123	8	7

Plan amendments	(402)	(483)	0	(2)	0	0

Settlements	(335)	0	0	(1)	0	0

Curtailments	(64)	(51)	(12)	1	0	0

Special termination benefits	19	10	1	4	0	0

Actuarial losses/(gains)	855	302	70	199	10	15

Plans removed	0	0	(6)	0	0	0

Benefit payments	(677)	(622)	(103)	(56)	(8)	(8)

Exchange rate losses/(gains)	0	0	(9)	1	(5)	0

End of the measurement period	14,296	13,944	2,773	2,675	180	174

Fair value of plan assets (CHF million)

Beginning of the measurement period	13,604	13,428	2,586	2,121	0	0

Actual return on plan assets	1,035	(121)	234	485	0	0

Employer contributions	482	679	158	33	8	8

Plan participant contributions	231	240	0	0	0	0

Settlements	(335)	0	0	(1)	0	0

Benefit payments	(677)	(622)	(103)	(56)	(8)	(8)

Exchange rate gains/(losses)	0	0	18	4	0	0

End of the measurement period	14,340	13,604	2,893	2,586	0	0

Funded status recognized (CHF million)

Funded status of the plan – overfunded/(underfunded)	44	(340)	120	(89)	(180)	(174)

Total funded status recognized in the consolidated balance sheet at December 31	44	(340)	120	(89)	(180)	(174)

Total amount recognized (CHF million)

Noncurrent assets	45	0	695	498	0	0

Current liabilities	0	0	(7)	(8)	(8)	(8)

Noncurrent liabilities	(1)	(340)	(568)	(579)	(172)	(166)

Total amount recognized in the consolidated balance sheet at December 31	44	(340)	120	(89)	(180)	(174)

ABO (CHF million) [2]

End of the measurement period	13,821	13,467	2,714	2,584	0	0

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO and may vary from year to year following any changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data. In 2012 and 2011, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures. In addition, two plan amendments occurred in the Swiss pension plan over the last two years: the changeover from the annuity section to the savings section as announced on December 20, 2011, which resulted in a reduction in the PBO of CHF 515 million, and the upcoming reduction in the conversion rate, used to determine the pension annuity, as announced on December 17, 2012, which resulted in a reduction in the PBO of CHF 402 million. In 2011, it was also decided to merge the two pension plans in Switzerland, the main plan and the supplementary plan, which resulted in a prior service cost of CHF 32 million.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2012 and 2011 was an underfunding of CHF 16 million and CHF 603 million, respectively.

In the fourth quarter of 2011, the Group made a special contribution of CHF 203 million to the Swiss pension plan. In 2013, the Group expects to contribute CHF 463 million to the Swiss and international defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2012 and 2011, respectively.

Defined benefit pension plans in which PBO or ABO were in excess of plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]

	Switzerland		International			Switzerland		International

December 31	2012	2011	2012	2011		2012	2011	2012	2011

CHF million

PBO	6	13,937	1,400	1,340		6	0	1,382	1,326

ABO	5	13,460	1,364	1,304		5	0	1,354	1,296

Fair value of plan assets	5	13,597	825	753		5	0	810	741

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post- retirement defined benefit plans		Total

end of	2012	2011	2012	2011	2012	2011

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(3,748)	(3,696)	(53)	(55)	(3,801)	(3,751)

Prior service credit/(cost)	607	358	3	4	610	362

Total	(3,141)	(3,338)	(50)	(51)	(3,191)	(3,389)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2012 and 2011 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2013.

Amounts recognized in other comprehensive income
	Defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2012 (CHF million)

Actuarial gains/(losses)	(437)	92	(345)	(10)	4	(6)	(351)

Prior service credit/(cost)	402	(83)	319	0	0	0	319

Amortization of actuarial losses/(gains)	218	(57)	161	13	(5)	8	169

Amortization of prior service cost/(credit)	(53)	12	(41)	(2)	1	(1)	(42)

Immediate recognition due to curtailment/settlement	131	(28)	103	0	0	0	103

Total amounts recognized in other comprehensive income	261	(64)	197	1	0	1	198

2011 (CHF million)

Actuarial gains/(losses)	(965)	216	(749)	(15)	6	(9)	(758)

Prior service credit/(cost)	485	(102)	383	0	0	0	383

Amortization of actuarial losses/(gains)	135	(35)	100	9	(4)	5	105

Amortization of prior service cost/(credit)	17	(4)	13	(2)	1	(1)	12

Immediate recognition due to curtailment/settlement	49	(11)	38	0	0	0	38

Total amounts recognized in other comprehensive income	(279)	64	(215)	(8)	3	(5)	(220)

Amounts in AOCI, net of tax, expected to be amortized in 2013
in 2013	Defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial losses/(gains)	251	7

Amortization of prior service cost/(credit)	(76)	0

Total	175	7

Assumptions
The measurement of both the net periodic pension cost as well as the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they should be in line with the expected market averages and benchmarks, the trend in the market and with historical rates.

Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	Defined benefit pension plans						Other post- retirement defined benefit plans

	Switzerland			International			International

December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010

Net benefit pension cost (%)

Discount rate	2.8	3.1	3.5	4.8	5.5	6.0	4.7	5.5	6.1

Salary increases	1.4	2.0	2.6	4.0	4.2	4.3	–	–	–

Expected long-term rate of return on plan assets	4.3	4.8	4.8	6.4	7.3	7.2	–	–	–

Benefit obligation (%)

Discount rate	2.2	2.8	3.1	4.5	4.8	5.5	4.3	4.7	5.5

Salary increases	1.2	1.4	2.0	4.0	4.0	4.2	–	–	–

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

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate of 9.00% for 2012 and 2011 and 9.75% for 2010 was assumed in the cost of covered health care benefits. As of December 31, 2012, the rate is assumed to decrease gradually to 5% by 2020 and remain at that level thereafter. As of December 31, 2012, 2011 and 2010, a 1% increase in the health care cost trend rate assumption would have resulted in an increase in post-retirement expenses of CHF 1.4 million, CHF 1.3 million and CHF 1.5 million, and an increase in accumulated post-retire-

ment defined benefit obligation of CHF 27 million, CHF 23 million and CHF 26 million, respectively. A 1% decrease in the health care cost trend assumption would result in a decrease in post-retirement expenses of CHF 1.1 million, CHF 1.1 million and CHF 1.2 million, and a decrease in post-retirement defined benefit obligation of CHF 22 million, CHF 19 million and CHF 21 million as of December 31, 2012, 2011 and 2010.

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

As of December 31, 2012 and 2011, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 256 million and CHF 598 million, respectively, and the total fair value of Group equity securities and options was CHF 109 million and CHF 33 million, respectively.

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
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2012 and 2011, for the Group’s defined benefit pension plans.
Plan assets measured at fair value on a recurring basis
	2012					2011

end of	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total

Plan assets at fair value (CHF million)

Cash and cash equivalents	2,630	0		0	2,630	2,212	0		0	2,212

Debt securities	1,137	2,894		0	4,031	1,525	3,890		0	5,415

of which governments	959	28		0	987	1,410	39		0	1,449

of which corporates	178	2,866		0	3,044	115	3,851		0	3,966

Equity securities	1,821	1,651		0	3,472	1,040	1,421		0	2,461

Real estate	0	552		1,080	1,632	0	500		1,034	1,534

of which direct	0	0		1,078	1,078	0	0		1,034	1,034

of which indirect	0	552		2	554	0	500		0	500

Alternative investments	0	1,908		662	2,570	0	1,376		606	1,982

of which private equity	0	0		662	662	0	0		606	606

of which hedge funds	0	1,668		0	1,668	0	1,583		0	1,583

of which other	0	240	[1]	0	240	0	(207)	[1]	0	(207)

Other investments	0	5		0	5	0	0		0	0

Switzerland	5,588	7,010		1,742	14,340	4,777	7,187		1,640	13,604

Cash and cash equivalents	0	394		0	394	51	18		0	69

Debt securities	234	985		71	1,290	130	792		90	1,012

of which governments	234	8		0	242	128	2		0	130

of which corporates	0	977		71	1,048	2	790		90	882

Equity securities	188	562		0	750	82	807		0	889

Real estate – indirect	0	0		89	89	0	0		84	84

Alternative investments	0	241		34	275	3	351		90	444

of which private equity	0	0		4	4	0	0		9	9

of which hedge funds	0	0		30	30	0	0		81	81

of which other	0	241	[1]	0	241	3	351	[1]	0	354

Other investments	0	95		0	95	0	88		0	88

International	422	2,277		194	2,893	266	2,056		264	2,586

Total plan assets at fair value	6,010	9,287		1,936	17,233	5,043	9,243		1,904	16,190

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets

	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period

2012 (CHF million)

Debt securities – corporates	90	0	(28)	9	3	(3)	0	71

Real estate	1,118	0	0	50	0	3	(2)	1,169

of which direct	1,034	0	0	44	0	0	0	1,078

of which indirect	84	0	0	6	0	3	(2)	91

Alternative investments	696	0	0	(17)	3	31	(17)	696

of which private equity	615	0	0	(18)	2	82	(15)	666

of which hedge funds	81	0	0	1	1	(51)	(2)	30

Total plan assets at fair value	1,904	0	(28)	42	6	31	(19)	1,936

of which Switzerland	1,640	0	0	27	0	89	(14)	1,742

of which International	264	0	(28)	15	6	(58)	(5)	194

2011 (CHF million)

Debt securities – corporates	122	30	(2)	(4)	5	(61)	0	90

Real estate	1,066	0	0	31	0	21	0	1,118

of which direct	1,014	0	0	20	0	0	0	1,034

of which indirect	52	0	0	11	0	21	0	84

Alternative investments	667	3	(4)	25	(2)	6	1	696

of which private equity	581	0	0	28	(5)	10	1	615

of which hedge funds	81	3	0	(3)	3	(3)	0	81

of which other	5	0	(4)	0	0	(1)	0	0

Total plan assets at fair value	1,855	33	(6)	52	3	(34)	1	1,904

of which Switzerland	1,587	0	0	47	(5)	10	1	1,640

of which International	268	33	(6)	5	8	(44)	0	264

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation as of the measurement date
	Switzerland		International

December 31	2012	2011	2012	2011

Weighted-average plan asset allocation (%)

Cash and cash equivalents	18.3	16.2	13.6	2.7

Debt securities	28.1	39.8	44.6	39.1

Equity securities	24.2	18.1	25.9	34.4

Real estate	11.4	11.3	3.1	3.2

Alternative investments	18.0	14.6	9.5	17.2

Insurance	0.0	0.0	3.3	3.4

Total	100.0	100.0	100.0	100.0

The following table shows the target plan asset allocation for 2013 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2013.

Weighted-average target plan asset allocation to be applied prospectively
	Switzerland	International

2013 (%)

Cash and cash equivalents	10	0

Debt securities	40	62

Equity securities	25	22

Real estate	10	3

Alternative investments	15	10

Insurance	0	3

Total	100	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	Defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2013	942	8

2014	933	9

2015	927	9

2016	909	10

2017	888	11

For five years thereafter	4,709	57

Defined contribution pension plans
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2012, 2011 and 2010, the Group contributed to these plans and recognized as expense CHF 221 million, CHF 246 million and CHF 263 million, respectively.

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
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2012, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was eight months.

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

> Refer to “Note 33 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2012	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,055.9	2.6	2.5	0.0	0.0	0.0

Swaps	29,155.2	635.6	630.1	62.8	3.9	1.5

Options bought and sold (OTC)	3,739.9	62.4	62.6	0.0	0.0	0.0

Futures	1,145.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	952.0	0.3	0.2	0.0	0.0	0.0

Interest rate products	43,048.4	700.9	695.4	62.8	3.9	1.5

Forwards	2,133.4	21.6	21.3	19.6	0.2	0.1

Swaps	1,336.3	32.2	46.6	0.0	0.0	0.0

Options bought and sold (OTC)	985.3	9.7	10.7	0.0	0.0	0.0

Futures	14.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.6	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,473.5	63.5	78.6	19.6	0.2	0.1

Forwards	29.1	0.9	1.2	0.0	0.0	0.0

Options bought and sold (OTC)	32.3	0.6	0.6	0.0	0.0	0.0

Futures	0.9	0.0	0.0	0.0	0.0	0.0

Precious metals products	62.3	1.5	1.8	0.0	0.0	0.0

Forwards	5.5	0.6	0.0	0.0	0.0	0.0

Swaps	211.0	4.6	5.8	0.0	0.0	0.0

Options bought and sold (OTC)	214.9	11.4	11.1	0.0	0.0	0.0

Futures	74.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	338.2	13.7	14.1	0.0	0.0	0.0

Equity/index-related products	844.0	30.3	31.0	0.0	0.0	0.0

Credit derivatives [2]	1,694.4	30.6	29.8	0.0	0.0	0.0

Forwards	2.2	0.2	0.2	0.0	0.0	0.0

Swaps	55.3	3.6	3.1	0.0	0.0	0.0

Options bought and sold (OTC)	21.9	1.0	1.0	0.0	0.0	0.0

Futures	186.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	50.4	1.6	1.7	0.0	0.0	0.0

Other products [3]	316.5	6.4	6.0	0.0	0.0	0.0

Total derivative instruments	50,439.1	833.2	842.6	82.4	4.1	1.6

The notional amount for derivative instruments (trading and hedging) was CHF 50,521.5 billion as of December 31, 2012.
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

Fair value of derivative instruments (continued)
	2012		2011

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	837.3	844.2	929.1	936.1

Counterparty netting [1]	(766.8)	(766.8)	(836.4)	(836.4)

Cash collateral netting [1]	(33.4)	(36.7)	(36.5)	(37.6)

Replacement values (trading and hedging) after netting agreements	37.1	40.7	56.2	62.1

of which recorded in trading assets (PRV) and trading liabilities (NRV)	33.2	39.5	52.5	60.1

of which recorded in other assets (PRV) and other liabilities (NRV)	3.9	1.2	3.7	2.0

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	2012	2011	2010

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	834	548	564

Foreign exchange products	(13)	20	21

Total	821	568	585

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(878)	(585)	(546)

Foreign exchange products	13	(20)	(21)

Total	(865)	(605)	(567)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(44)	(37)	18

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2012	2011	2010

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	8	0	0

Foreign exchange products	30	(6)	39

Total	38	(6)	39

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	0	31	27

Total	0	31	27

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 5 million.
Net investment hedges
in	2012	2011	2010

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0	0	8

Foreign exchange products	(81)	280	1,563

Total	(81)	280	1,571

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	75	4	(4)

Total	75	4	(4)

Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the amount specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.

The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

2012 (CHF billion)

Current net exposure	15.3	1.4	0.6	17.3

Collateral posted	13.4	1.4	–	14.8

Additional collateral required in a one-notch downgrade event	0.2	0.5	0.0	0.7

Additional collateral required in a two-notch downgrade event	0.4	1.5	0.5	2.4

2011 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

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

In addition, to reduce its credit risk, the Group enters into legally enforceable >>>netting agreements with its derivative counterparties. Collateral on these derivative contracts is usu-

ally posted on a net counterparty basis and cannot be allocated to a particular derivative contract.
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
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
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

Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 6.0 billion and CHF 4.8 billion as of 2012 and 2011, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 2012	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(423.2)	407.6		(15.6)	67.8	2.3

Non-investment grade	(167.5)	160.0		(7.5)	18.1	0.8

Total single-name instruments	(590.7)	567.6		(23.1)	85.9	3.1

of which sovereigns	(119.4)	117.0		(2.4)	10.4	(0.7)

of which non-sovereigns	(471.3)	450.6		(20.7)	75.5	3.8

Multi-name instruments (CHF billion)

Investment grade [2]	(193.6)	173.4		(20.2)	8.8	(0.5)

Non-investment grade	(30.7)	25.4	[3]	(5.3)	3.0	(2.8)

Total multi-name instruments	(224.3)	198.8		(25.5)	11.8	(3.3)

of which sovereigns	(13.5)	13.2		(0.3)	0.3	(0.1)

of which non-sovereigns	(210.8)	185.6		(25.2)	11.5	(3.2)

Total instruments (CHF billion)

Investment grade [2]	(616.8)	581.0		(35.8)	76.6	1.8

Non-investment grade	(198.2)	185.4		(12.8)	21.1	(2.0)

Total instruments	(815.0)	766.4		(48.6)	97.7	(0.2)

of which sovereigns	(132.9)	130.2		(2.7)	10.7	(0.8)

of which non-sovereigns	(682.1)	636.2		(45.9)	87.0	0.6

end of 2011

Single-name instruments (CHF billion)

Investment grade [2]	(452.2)	432.4		(19.8)	55.6	(9.0)

Non-investment grade	(189.1)	179.4		(9.7)	16.7	(15.3)

Total single-name instruments	(641.3)	611.8		(29.5)	72.3	(24.3)

of which sovereigns	(134.8)	132.6		(2.2)	10.8	(8.1)

of which non-sovereigns	(506.5)	479.2		(27.3)	61.5	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(278.2)	253.1		(25.1)	14.5	(15.5)

Non-investment grade	(71.9)	64.1	[3]	(7.8)	9.0	(1.7)

Total multi-name instruments	(350.1)	317.2		(32.9)	23.5	(17.2)

of which sovereigns	(18.4)	17.5		(0.9)	0.9	(1.5)

of which non-sovereigns	(331.7)	299.7		(32.0)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(730.4)	685.5		(44.9)	70.1	(24.5)

Non-investment grade	(261.0)	243.5		(17.5)	25.7	(17.0)

Total instruments	(991.4)	929.0		(62.4)	95.8	(41.5)

of which sovereigns	(153.2)	150.1		(3.1)	11.7	(9.6)

of which non-sovereigns	(838.2)	778.9		(59.3)	84.1	(31.9)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2012	2011

Credit derivatives (CHF billion)

Credit protection sold	815.0	991.4

Credit protection purchased	766.4	929.0

Other protection purchased	97.7	95.8

Other instruments [1]	15.3	26.5

Total credit derivatives	1,694.4	2,042.7

1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2012 (CHF billion)

Single-name instruments	130.3	351.6	108.8	590.7

Multi-name instruments	37.4	145.4	41.5	224.3

Total instruments	167.7	497.0	150.3	815.0

2011 (CHF billion)

Single-name instruments	134.1	394.5	112.7	641.3

Multi-name instruments	58.7	202.4	89.0	350.1

Total instruments	192.8	596.9	201.7	991.4

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

Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2012 (CHF million)

Credit guarantees and similar instruments	10,104	1,550	334	845	12,833	12,446		167	2,166

Performance guarantees and similar instruments	5,160	1,643	970	1,758	9,531	8,793		139	3,336

Securities lending indemnifications	12,211	0	0	0	12,211	12,211		0	12,211

Derivatives [2]	21,197	9,951	1,833	2,434	35,415	35,415		985	–	[3]

Other guarantees	4,297	689	286	147	5,419	5,397		3	2,812

Total guarantees	52,969	13,833	3,423	5,184	75,409	74,262		1,294	20,525

2011 (CHF million)

Credit guarantees and similar instruments	3,273	2,062	1,106	907	7,348	6,613		50	2,455

Performance guarantees and similar instruments	5,598	1,674	1,317	1,715	10,304	9,394		73	3,381

Securities lending indemnifications	15,005	0	0	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	12,953	5,137	5,710	51,393	51,393		3,650	–	[3]

Other guarantees	3,972	387	422	194	4,975	4,939		4	2,268

Total guarantees	55,441	17,076	7,982	8,526	89,025	87,344		3,777	23,109

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

Performance guarantees and similar instruments
Performance guarantees and similar instruments are arrangements that require contingent payments to be made when certain performance-related targets or covenants are not met. Such covenants may include a customer’s obligation to deliver certain products and services or to perform under a construc-

tion contract. Performance guarantees are frequently executed as part of project finance transactions. The position includes private equity fund guarantees and guarantees related to residential mortgage securitization activities.

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

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2012 to June 30, 2013 is CHF 0.7 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In the first quarter of 2012, the Group entered into the PAF2 transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers the approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.

The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic CDO trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Group’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Group for counterparty risk management. As of December 31, 2012, the carrying value of the PAF2 awards was CHF 627 million. The amount of the PAF2 awards compensation expense for the year ended December 31, 2012 was CHF 647 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 27 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.

The Group has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer is calculated using the same model as for the PAF2 awards. As of December 31, 2012, the CDS had a positive replacement value of CHF 8 million and was reflected in credit derivatives in the “Fair value of derivative instruments” table in Note 30 – Derivatives and hedging activities. The Group also has a credit support facility with this entity that allows the Group to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances include: (i) a disruption of the CP market such that the entity cannot issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeds certain thresholds and the Group instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider is downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. As of December 31, 2012, the carrying value of the credit support facility included in this table was CHF 7 million. The transaction overall is a four-year transaction, but can be extended to nine years. The Group has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.

In December 2012, the BCBS published updated regulatory guidance that makes the PAF2 transaction as currently structured ineligible for counterparty credit spread hedging under the Basel III framework. As a result of this new guidance, the Group now has the right to exercise the regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. The Group is evaluating restructuring the transaction in order for the PAF2 transaction as a whole to remain an eligible counterparty credit spread hedge under Basel III, or alternatively, the Group may decide to terminate the transaction in its entirety.

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

With respect to its outstanding repurchase claims balance for GSEs, private investors and non-agency securitizations, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because the Group has limited reliable information about the status of such loans following their sale. With respect to outstanding repurchase claims from private investors and non-agency securitizations, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued due to the Group’s limited history of resolving such repurchase claims.

The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2012 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims during the period from January 1, 2012 to December 31, 2012, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to December 31, 2012 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.6

Non-agency securitizations	130.1	[2]

Total	160.9

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold was USD 27.6 billion as of December 31, 2012. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2012 was attributable to borrower payments of USD 85.4 billion and losses of USD 17.1 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2012					2011				[1]

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance at beginning of period	68	432	243	743		60	487	1,084	1,631

New claims	58	57	2,032	2,147		29	10	1,160	1,199

Claims settled through repurchases	(7)	0	(7)	(14)	[2]	0	(1)	(4)	(5)	[2]

Other settlements	(15)	(7)	(32)	(54)	[3]	(8)	0	(3)	(11)	[3]

Total claims settled	(22)	(7)	(39)	(68)		(8)	(1)	(7)	(16)

Claims rescinded	(37)	(18)	0	(55)		(13)	(64)	(28)	(105)

Transfers to/from arbitration and litigation, net [4]	0	0	(841)	(841)		0	0	(1,966)	(1,966)

Balance at end of period	67	464	1,395	1,926		68	432	243	743

1 All related to period July 1, 2011 to December 31, 2011. 2 Settled at a repurchase price of USD 15 million and USD 5 million in 2012 and 2011, respectively. 3 Settled at USD 41 million and USD 9 million in 2012 and 2011, respectively. 4 Refer to "Note 37 – Litigation" for repurchase claims that are in arbitration or litigation.

Provisions for outstanding repurchase claims
	2012		2011

Provisions for outstanding repurchase claims (USD million) [1]

Balance at beginning of period	59		29

Increase/(decrease) in provisions, net	52		47

Realized losses [2]	(56)	[3]	(17)	[4]

Balance at end of period	55	[5]	59	[5]

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 37 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Primarily related to government-sponsored enterprises and non-agency securitizations. 4 Primarily related to government-sponsored enterprises. 5 Substantially all related to government-sponsored enterprises.

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

> Refer to “Note 37 – Litigation” for further information.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in the Guarantees and commitments disclosure of repurchase claims and related loss contingencies and provisions but are addressed in litigation and related loss contingencies and provisions.

Repurchase claims relating to residential mortgage loans sold may increase in the future based on the large number of defaults in residential mortgages, including those sold or securitized by the Group.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the “Guarantees” table and are discussed below.
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

Lease commitments
Lease commitments (CHF million)

2013	677

2014	593

2015	515

2016	464

2017	411

Thereafter	3,503

Future operating lease commitments	6,163

Less minimum non-cancellable sublease rentals	355

Total net future minimum lease commitments	5,808

Rental expense for operating leases
in	2012	2011	2010

Rental expense for operating leases (CHF million)

Minimum rental expense	631	554	625

Sublease rental income	(98)	(97)	(123)

Total net expenses for operating leases	533	457	502

Operating lease commitments
The Group has contractual commitments under operating lease arrangements for certain premises and equipment. Under operating leases, the leased property is not reported on the balance sheet of the lessee. Lease payments required by the contract are generally expensed on a straight-line basis over the term of the lease. The related commitments for future rental expenses under operating leases are included in the table “Lease commitments”.

From time to time, the Group may enter into sale-leaseback transactions, in which an asset is sold and immediately leased back. If specific criteria are met, such asset is derecognized from the balance sheet and an operating lease is recognized. If the present value of the lease payments is equal to or higher than 10% of the fair value of the property sold, any resulting gains up to an amount equal to the present value of the lease payments are deferred and recognized in the statement of operations over the term of the lease as a reduction of rental expense. Gains on sale-leaseback transactions for which the lease payments are lower than 10% of the fair value of the property sold or gains in excess of the fair value of the lease payments are recognized in the statements of operations upon completion of the sale.

Sale-leaseback transactions in 2012
In the first quarter of 2012, the Group sold the office complex of its European headquarters at One Cabot Street in London to OCS Investment S.à.r.l. and leased back this property under an operating lease arrangement for 22 years, with two options to extend the lease by five years each. OCS Investment S.à.r.l. is a company wholly-owned by the Qatar Investment Authority, which is a minority shareholder of the Group.

In the fourth quarter of 2012, the Group sold the Uetlihof office complex in Zurich, the Group’s principal office building worldwide, to Norges Bank Investment Management and leased back this property under an operating lease arrangement for 25 years, with the option to extend the lease by up to 15 years. Norges Bank Investment Management was acting as the buyer on behalf of the Norwegian Government Pension Fund Global, which is a minority shareholder of the Group.

During 2012, the Group entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between five and ten years. Total contractual rental expenses under these leases will amount to CHF 41 million.

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received

2012 (CHF million)

Irrevocable commitments under documentary credits	6,217	35	6	0	6,258		6,061		3,219

Loan commitments	169,462	23,574	37,690	6,384	237,110	[2]	231,639		153,460

Forward reverse repurchase agreements	45,556	0	0	0	45,556		45,556		45,556

Other commitments	949	864	172	576	2,561		2,561		131

Total other commitments	222,184	24,473	37,868	6,960	291,485		285,817		202,366

2011 (CHF million)

Irrevocable commitments under documentary credits	5,644	3	40	0	5,687		5,207		2,372

Loan commitments	157,701	19,988	35,755	7,116	220,560	[2]	215,343		144,278

Forward reverse repurchase agreements	28,885	0	0	0	28,885		28,885		28,885

Other commitments	1,457	405	872	874	3,608		3,608		33

Total other commitments	193,687	20,396	36,667	7,990	258,740		253,043		175,568

1 Total net amount is computed as the gross amount less any participations. 2 Included CHF 139,709 million and CHF 138,051 million of unused credit limits as of December 31, 2012 and 2011, respectively, which were revocable at the Group's sole discretion upon notice to the client.

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

In November 2007, Banco de Investimentos Credit Suisse (Brasil) S.A., a wholly owned subsidiary of Credit Suisse AG, acquired a majority interest (50% plus one share) in Hedging-Griffo and entered into option arrangements in respect of the remaining equity interests in Hedging-Griffo. In the second quarter of 2012, the Group acquired the remaining equity interests in Hedging-Griffo as contemplated under the existing option arrangements at a final purchase price of BRL 1,248 million (CHF 584 million), gaining full control and ownership of Hedging-Griffo.

> Refer to “Note 3 – Business developments and subsequent events” for further information.

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

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, >>>commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.

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

The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include >>>CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.

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

The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2012, 2011 and 2010 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2012	2011	2010

Gains and cash flows (CHF million)

CMBS
Net gain [1]	56	6	13

Proceeds from transfer of assets	6,156	974	523

Servicing fees	0	1	1

Cash received on interests that continue to be held	57	205	150

RMBS
Net gain [1]	3	65	214

Proceeds from transfer of assets	15,143	30,695	52,308

Purchases of previously transferred financial assets or their underlying collateral	(25)	(4)	0

Servicing fees	3	3	6

Cash received on interests that continue to be held	554	382	488

Other asset-backed financings
Net gain [1]	83	24	85

Proceeds from transfer of assets	591	1,268	4,376

Purchases of previously transferred financial assets or their underlying collateral [2]	(621)	(256)	(2,519)

Servicing fees	0	1	0

Cash received on interests that continue to be held	1,350	701	1,539

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral are the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Represents market making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.

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

The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2012 and 2011, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2012	2011

CHF million

CMBS
Principal amount outstanding	30,050	35,487

Total assets of SPE	45,407	52,536

RMBS
Principal amount outstanding	58,112	91,242

Total assets of SPE	60,469	95,297

Other asset-backed financing activities
Principal amount outstanding	32,805	35,233

Total assets of SPE	32,805	35,307

Principal amounts outstanding relate to assets transferred from the Group and do not include principal amounts for assets transferred from third parties.

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

Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 33 – Financial instruments for further information on fair value hierarchy.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2012							2011

at time of transfer in			CMBS				RMBS			CMBS				RMBS

CHF million, except where indicated

Fair value of beneficial interests			761				2,219			57				5,095

of which level 2			654				2,090			42				4,695

of which level 3			107				129			15				399

Weighted-average life, in years			8.4				5.0			7.2				5.4

Prepayment speed assumption (rate per annum), in % [1]			–	[2]	0.1	–	34.9			–	[2]	9.0	–	34.9

Cash flow discount rate (rate per annum), in % [3]	0.8	–	10.7		0.1	–	25.7	2.9	–	10.6		0.5	–	71.2

Expected credit losses (rate per annum), in %	0.5	–	9.0		0.0	–	25.1	1.2	–	9.3		0.3	–	71.0

Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2012 and 2011.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2012											2011

end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]

CHF million, except where indicated

Fair value of beneficial interests			274				1,929			692				342				2,960			1,754

of which non-investment grade			90				342			686				133				688			1,513

Weighted-average life, in years			4.0				5.2			3.6				4.1				5.3			2.5

Prepayment speed assumption (rate per annum), in % [3]			–		0.1	–	27.6			–				–		0.1	–	30.0			–

Impact on fair value from 10% adverse change			–				(38.5)			–				–				(44.2)			–

Impact on fair value from 20% adverse change			–				(74.3)			–				–				(86.6)			–

Cash flow discount rate (rate per annum), in % [4]	1.1	–	50.2		0.2	–	42.8	0.7	–	51.7		2.3	–	50.1		0.3	–	49.1	0.7	–	58.7

Impact on fair value from 10% adverse change			(14.8)				(62.8)			(1.0)				(30.5)				(94.4)			(8.2)

Impact on fair value from 20% adverse change			(19.9)				(93.5)			(1.8)				(36.2)				(151.9)			(15.9)

Expected credit losses (rate per annum), in %	0.9	–	49.5		0.9	–	42.8	0.3	–	51.4		1.9	–	49.0		0.9	–	48.9	5.4	–	31.8

Impact on fair value from 10% adverse change			(14.4)				(55.9)			(0.8)				(29.8)				(83.6)			(6.8)

Impact on fair value from 20% adverse change			(19.2)				(80.3)			(1.6)				(34.8)				(131.5)			(13.2)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs within this category are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the beneficial interests.

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

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2012 and 2011.
> Refer to “Note 34 – Asset pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2012	2011

CHF million

CMBS
Other assets	467	664

Liability to SPE, included in Other liabilities	(467)	(664)

RMBS
Other assets	0	12

Liability to SPE, included in Other liabilities	0	(12)

Other asset-backed financing activities
Trading assets	1,171	1,851

Other assets	913	1,474

Liability to SPE, included in Other liabilities	(2,084)	(3,326)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Group, unrelated third parties or clients. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.

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

Total assets of consolidated and non-consolidated VIEs for which the Group has involvement represent the total assets of the VIEs even though the Group’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Group has significant involvement represent the most current information available to the Group regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impair-

ments in fair value, unless fair value information is readily available.
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

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.

The overall average maturity of the conduit’s outstanding CP was approximately 27 days and 18 days as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto and equipment loans or leases, student loans, advance financing receivables and credit card receivables. As of December 31, 2012 and 2011, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.9 years and 2.5 years as of December 31, 2012 and 2011, respectively.

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

Another model is used to assess funds for consolidation under US GAAP. Rather than the consolidation model which incorporates power and the potential to absorb significant risk and rewards, a previous consolidation model is used which results in the Group being the primary beneficiary and consolidating the funds if it holds more than 50% of their outstanding issuances.

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

Other
Other includes additional vehicles where the Group provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Group in raising capital-efficient financing. The VIE issues preference shares which are guaranteed by the Group and uses the proceeds to purchase the debt of the Group. The Group’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Group has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Group has no variable interests with these entities.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.

The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2012 and 2011.
Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation

end of 2012	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,534	27	0	125	44	20	1,750

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117

Trading assets	1,064	196	14	1,861	565	997	4,697

Investment securities	0	23	0	0	0	0	23

Other investments	0	0	0	0	1,712	577	2,289

Net loans	0	4,360	859	0	405	429	6,053

Premises and equipment	0	0	0	0	509	72	581

Loans held-for-sale	7,324	0	3,110	0	71	0	10,505

Other assets	45	1,637	1	4	501	1,843	4,031

Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,807	3,938	30,046

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	247	247

Trading liabilities	20	0	0	0	4	101	125

Short-term borrowings	0	5,776	0	3	0	3,803	9,582

Long-term debt	9,944	14	3,608	500	38	428	14,532

Other liabilities	45	6	97	7	168	905	1,228

Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	210	5,484	25,714

Consolidated VIEs in which the Group was the primary beneficiary (continued)
			Financial intermediation

end of 2011	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	564	82	646

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	741	263	1,828

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,888	3,222	29,789

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	158	493	746

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	388	2,432	23,252

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

Non-consolidated VIEs
		Financial intermediation

end of 2012	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	100	3,210	1,143	868	600	5,921

Net loans	8	111	2,148	3,572	1,668	7,507

Other assets	0	17	49	0	4	70

Total variable interest assets	108	3,338	3,340	4,440	2,272	13,498

Maximum exposure to loss (CHF million)

Maximum exposure to loss	108	14,123	3,575	4,906	3,039	25,751

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	5,163	103,990	52,268	22,304	15,491	199,216

		Financial intermediation

end of 2011	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,395	10,301

Net loans	0	123	1,627	4,742	3,257	9,749

Other assets	0	0	32	0	391	423

Total variable interest assets	126	5,620	3,108	5,576	6,043	20,473

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,505	6,051	6,413	23,178

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,815	23,633	20,748	224,134

33 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)

– Fair value option; and
– Disclosures about >>>fair value of financial instruments not carried at fair value.
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

Fair value measurement
A significant portion of the Group’s financial instruments are carried at >>>fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.

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

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as >>>credit valuation adjustments) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as >>>debit valuation adjustments) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current >>>CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master >>>netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

Based on the Group’s regular review of observable parameters used in its pricing models, in 2012 the Group extended the adoption of overnight indexed swap discounting, instead of other reference rates such as >>>LIBOR, to those businesses in fixed income where the adoption had not occurred and to certain equity derivatives, which resulted in a loss of CHF 57 million.

ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. This change to the fair value measurement guidance is consistent with industry practice. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

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

Assets and liabilities measured at fair value on a recurring basis
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Cash and due from banks	0	569	0	0		569

Interest-bearing deposits with banks	0	627	0	0		627

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664

Debt	92	350	0	0		442

of which corporates	0	320	0	0		320

Equity	29,585	18	0	0		29,603

Securities received as collateral	29,677	368	0	0		30,045

Debt	55,592	74,391	5,888	0		135,871

of which foreign governments	53,918	11,032	79	0		65,029

of which corporates	1	25,932	3,192	0		29,125

of which RMBS	0	30,392	724	0		31,116

of which CMBS	0	4,335	1,023	0		5,358

of which CDO	0	2,620	447	0		3,067

Equity	66,664	7,746	485	0		74,895

Derivatives	3,428	823,016	6,650	(799,886)		33,208

of which interest rate products	703	698,297	1,859	–		–

of which foreign exchange products	1	62,717	754	–		–

of which equity/index-related products	2,538	25,820	1,920	–		–

of which credit derivatives	0	29,274	1,294	–		–

Other	7,203	2,736	2,486	0		12,425

Trading assets	132,887	907,889	15,509	(799,886)		256,399

Debt	2,066	1,168	169	0		3,403

of which foreign governments	1,583	1	21	0		1,605

of which corporates	0	720	125	0		845

of which CDO	0	447	23	0		470

Equity	4	90	1	0		95

Investment securities	2,070	1,258	170	0		3,498

Private equity	0	0	3,958	0		3,958

of which equity funds	0	0	2,633	0		2,633

Hedge funds	0	470	165	0		635

of which debt funds	0	349	84	0		433

Other equity investments	271	69	2,243	0		2,583

of which private	0	61	2,245	0		2,306

Life finance instruments	0	0	1,818	0		1,818

Other investments	271	539	8,184	0		8,994

Loans	0	13,381	6,619	0		20,000

of which commercial and industrial loans	0	6,191	4,778	0		10,969

of which financial institutions	0	5,934	1,530	0		7,464

Other intangible assets (mortgage servicing rights)	0	0	43	0		43

Other assets	5,439	26,912	5,164	(240)		37,275

of which loans held-for-sale	0	14,899	4,463	0		19,362

Total assets at fair value	170,344	1,065,207	35,689	(800,126)		471,114

Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)

Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	170,104	1,056,339	29,652	(800,126)		455,969

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,413	0	0		3,413

Customer deposits	0	4,618	25	0		4,643

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784

Debt	92	350	0	0		442

of which corporates	0	320	0	0		320

Equity	29,585	18	0	0		29,603

Obligation to return securities received as collateral	29,677	368	0	0		30,045

Debt	25,782	7,014	196	0		32,992

of which foreign governments	25,623	1,476	0	0		27,099

of which corporates	0	5,030	196	0		5,226

Equity	17,912	389	6	0		18,307

Derivatives	3,173	834,228	5,154	(803,038)		39,517

of which interest rate products	628	693,430	1,357	–		–

of which foreign exchange products	1	76,963	1,648	–		–

of which equity/index-related products	2,305	27,684	1,003	–		–

of which credit derivatives	0	28,952	819	–		–

Trading liabilities	46,867	841,631	5,356	(803,038)		90,816

Short-term borrowings	0	4,389	124	0		4,513

Long-term debt	218	55,068	10,098	0		65,384

of which treasury debt over two years	0	10,565	0	0		10,565

of which structured notes over two years	0	22,543	6,189	0		28,732

of which non-recourse liabilities	218	11,006	2,551	0		13,775

Other liabilities	0	24,399	2,848	(376)		26,871

of which failed sales	0	2,523	1,160	0		3,683

Total liabilities at fair value	76,762	1,042,670	18,451	(803,414)		334,469

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,241	52,766	10,028	0		145,035

of which foreign governments	61,507	8,123	358	0		69,988

of which corporates	340	27,622	5,076	0		33,038

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,398	9,039	467	0		66,904

Derivatives	6,455	909,156	9,587	(872,650)		52,548

of which interest rate products	2,017	724,203	2,547	–		–

of which foreign exchange products	1	75,091	1,040	–		–

of which equity/index-related products	3,929	32,734	2,732	–		–

of which credit derivatives	0	61,120	2,171	–		–

Other	9,235	3,635	2,196	0		15,066

Trading assets	155,329	974,596	22,278	(872,650)		279,553

Debt	3,649	1,315	102	0		5,066

of which foreign governments	3,302	0	18	0		3,320

of which corporates	0	748	43	0		791

of which CDO	0	566	41	0		607

Equity	9	83	0	0		92

Investment securities	3,658	1,398	102	0		5,158

Private equity	0	0	4,306	0		4,306

of which equity funds	0	0	3,136	0		3,136

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	424	50	2,504	0		2,978

of which private	0	40	2,504	0		2,544

Life finance instruments	0	0	1,969	0		1,969

Other investments	424	282	9,045	0		9,751

Loans	0	13,852	6,842	0		20,694

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	23,050	7,469	(205)		35,765

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,914	1,174,998	47,203	(872,855)		540,260

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	190,619	1,165,595	39,256	(872,855)		522,615

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,721	0	0		2,721

Customer deposits	0	4,599	0	0		4,599

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligation to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,681	9,301	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,251	7,315	(873,684)		60,165

of which interest rate procucts	1,941	717,248	1,588	–		–

of which foreign exchange products	1	91,846	2,836	–		–

of which equity/index-related products	3,809	37,018	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,088	930,013	7,343	(873,684)		127,760

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	57,529	12,715	0		70,366

of which treasury debt over two years	0	14,228	0	0		14,228

of which structured notes over two years	0	19,692	7,576	0		27,268

of which non-recourse liabilities	122	10,564	3,585	0		14,271

Other liabilities	0	27,536	3,891	(335)		31,092

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,262	1,166,138	24,378	(874,019)		406,759

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Transfers between level 1 and level 2
Effective January 2012, the FASB amended the disclosure requirements for the Group’s reporting of transfers between level 1 and level 2. As this requirement is not retrospective, comparable data is not presented for prior periods. Previously, only significant transfers were required to be disclosed and such transfers between level 1 and level 2 were not significant in 2011.

All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 2012, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivative instruments as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in >>>RMBS in 4Q12 as pricing inputs became less observable.

Transfers between level 1 and level 2
2012	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2

Assets (CHF million)

Debt	318	23,632

Equity	209	650

Derivatives	5,510	20

Trading assets	6,037	24,302

Liabilities (CHF million)

Debt	87	34

Equity	100	226

Derivatives	6,441	72

Trading liabilities	6,628	332

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues

2012	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	(1,174)	0		(28)	0		0	(2)	0

Securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0

Debt	10,028	2,312	(5,035)	7,479	(8,826)	0	0	72		129	(4)		0	(267)	5,888

of which corporates	5,076	1,113	(3,609)	5,210	(4,745)	0	0	49		278	(4)		0	(176)	3,192

of which RMBS	1,786	831	(958)	937	(1,924)	0	0	18		60	0		0	(26)	724

of which CMBS	1,517	188	(262)	664	(809)	0	0	(4)		(228)	0		0	(43)	1,023

of which CDO	727	158	(121)	483	(851)	0	0	(4)		67	0		0	(12)	447

Equity	467	419	(100)	377	(611)	0	0	0		(63)	0		0	(4)	485

Derivatives	9,587	1,465	(2,175)	0	0	1,007	(3,262)	60		163	0		0	(195)	6,650

of which interest rate products	2,547	168	(686)	0	0	303	(976)	47		515	0		0	(59)	1,859

of which equity/index-related products	2,732	681	(844)	0	0	346	(844)	(31)		(56)	0		0	(64)	1,920

of which credit derivatives	2,171	592	(544)	0	0	161	(914)	43		(179)	0		0	(36)	1,294

Other	2,196	179	(366)	2,842	(2,290)	0	0	2		(3)	0		0	(74)	2,486

Trading assets	22,278	4,375	(7,676)	10,698	(11,727)	1,007	(3,262)	134		226	(4)		0	(540)	15,509

Investment securities	102	0	0	94	(17)	0	0	0		0	0		0	(9)	170

Equity	7,076	4	(61)	880	(1,918)	0	0	0		2	0		567	(184)	6,366

Life finance instruments	1,969	0	0	102	(274)	0	0	0		72	0		0	(51)	1,818

Other investments	9,045	4	(61)	982	(2,192)	0	0	0		74	0		567	(235)	8,184

Loans	6,842	605	(642)	509	(1,286)	4,490	(3,473)	15		(250)	0		0	(191)	6,619

of which commercial and industrial loans	4,559	537	(391)	275	(469)	3,084	(2,773)	15		76	0		0	(135)	4,778

of which financial institutions	2,179	64	(248)	218	(745)	1,078	(672)	(1)		(293)	0		0	(50)	1,530

Other intangible assets	70	0	0	11	(16)	0	0	0		0	0		(20)	(2)	43

Other assets	7,469	2,509	(2,949)	3,007	(3,356)	298	(2,319)	128		580	0		0	(203)	5,164

of which loans held-for-sale [2]	6,901	2,471	(2,948)	2,801	(3,182)	298	(2,319)	127		486	0		0	(172)	4,463

Total assets at fair value	47,203	7,493	(11,516)	15,301	(18,594)	5,795	(10,228)	277		602	(4)		547	(1,187)	35,689

Liabilities (CHF million)

Customer deposits	0	0	0	0	0	25	0	0		0	0		0	0	25

Obligation to return securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0

Trading liabilities	7,343	1,294	(1,783)	94	(346)	853	(2,599)	151		505	0		0	(156)	5,356

of which interest rate derivatives	1,588	230	(754)	0	0	115	(194)	75		340	0		0	(43)	1,357

of which foreign exchange derivatives	2,836	3	(178)	0	0	1	(1,037)	24		48	0		0	(49)	1,648

of which equity/index-related derivatives	1,022	132	(262)	0	0	537	(315)	(16)		(61)	0		0	(34)	1,003

of which credit derivatives	1,520	700	(571)	0	0	88	(939)	79		(36)	0		0	(22)	819

Short-term borrowings	236	23	(96)	0	0	288	(332)	(3)		14	0		0	(6)	124

Long-term debt	12,715	2,616	(4,044)	0	0	4,015	(6,043)	182		989	(4)		0	(328)	10,098

of which structured notes over two years	7,576	789	(1,668)	0	0	1,925	(2,867)	32		604	(4)		0	(198)	6,189

of which non-recourse liabilities	3,585	1,701	(2,225)	0	0	1,473	(2,312)	144		275	0		0	(90)	2,551

Other liabilities	3,891	246	(315)	321	(1,322)	2	(219)	(15)		74	0		279	(94)	2,848

of which failed sales	1,909	136	(47)	302	(1,260)	0	0	0		153	0		0	(33)	1,160

Total liabilities at fair value	24,378	4,179	(6,426)	415	(1,668)	5,183	(9,193)	315		1,582	(4)		279	(589)	18,451

Net assets/liabilities at fair value	22,825	3,314	(5,090)	14,886	(16,926)	612	(1,035)	(38)		(980)	0		268	(598)	17,238

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized gains recorded in trading revenues of CHF 307 million primarily related to sub-prime exposures in the RMBS and CMBS businesses and market movements across the wider loans held-for-sale portfolio.

334 / 335

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues

2011	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Interest-bearing deposits with banks	0	0	(24)	27	0	0	0	(1)		(2)	0		0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,197	0	(11)	0	0	55	(45)	0		4	0		0	4	1,204

Securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Debt	11,013	3,405	(3,043)	10,382	(11,218)	0	0	1		(467)	0		0	(45)	10,028

of which corporates	3,803	931	(706)	5,484	(4,574)	0	0	34		49	0		0	55	5,076

of which RMBS	3,264	1,704	(1,277)	2,820	(4,230)	0	0	(37)		(361)	0		0	(97)	1,786

of which CMBS	1,861	324	(237)	831	(1,072)	0	0	(2)		(181)	0		0	(7)	1,517

of which CDO	1,135	370	(625)	712	(907)	0	0	16		33	0		0	(7)	727

Equity	622	309	(515)	726	(668)	0	0	35		(47)	0		0	5	467

Derivatives	8,719	2,998	(2,311)	0	0	777	(3,085)	22		2,436	0		0	31	9,587

of which interest rate products	2,072	815	(142)	0	0	133	(599)	13		266	0		0	(11)	2,547

of which equity/index-related products	2,300	665	(796)	0	0	272	(184)	(21)		455	0		0	41	2,732

of which credit derivatives	2,725	1,216	(1,267)	0	0	85	(2,051)	31		1,453	0		0	(21)	2,171

Other	2,018	194	(433)	2,806	(2,300)	0	(43)	(7)		(67)	0		0	28	2,196

Trading assets	22,372	6,906	(6,302)	13,914	(14,186)	777	(3,128)	51		1,855	0		0	19	22,278

Investment securities	79	2	0	48	(18)	0	(4)	0		0	0		0	(5)	102

Equity	9,591	26	(74)	1,013	(4,720)	0	0	0		30	0		1,271	(61)	7,076

Life finance instruments	1,844	0	0	79	(83)	0	0	0		116	0		0	13	1,969

Other investments	11,435	26	(74)	1,092	(4,803)	0	0	0		146	0		1,271	(48)	9,045

Loans	6,258	1,560	(1,367)	1,335	(978)	2,483	(2,338)	18		(122)	0		0	(7)	6,842

of which commercial and industrial loans	3,558	1,411	(854)	447	(521)	1,984	(1,494)	2		(2)	0		0	28	4,559

of which financial institutions	2,195	149	(240)	836	(353)	371	(608)	(1)		(143)	0		0	(27)	2,179

Other intangible assets	66	0	0	23	0	0	0	0		0	0		(19)	0	70

Other assets	9,253	6,198	(6,988)	4,730	(5,534)	1,570	(1,442)	(105)		(161)	0		1	(53)	7,469

of which loans held-for-sale	8,932	5,988	(6,974)	4,426	(5,180)	1,569	(1,443)	(105)		(255)	0		0	(57)	6,901

Total assets at fair value	50,660	14,893	(14,766)	21,169	(25,519)	4,885	(6,964)	(37)		1,720	0		1,253	(91)	47,203

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(293)	0	0	0	(199)	(4)		0	0		0	(11)	0

Obligation to return securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Trading liabilities	9,200	1,276	(2,062)	214	(290)	502	(1,928)	203		259	0		0	(31)	7,343

of which interest rate derivatives	1,341	91	(45)	0	0	2	(193)	(4)		383	0		0	13	1,588

of which foreign exchange derivatives	2,941	48	(135)	0	0	17	(704)	7		655	0		0	7	2,836

of which equity/index-related derivatives	2,940	113	(716)	0	0	153	(348)	181		(1,236)	0		0	(65)	1,022

of which credit derivatives	1,256	949	(1,072)	0	0	136	(414)	19		622	0		0	24	1,520

Short-term borrowings	123	64	(23)	0	0	320	(229)	1		(24)	0		0	4	236

Long-term debt	16,797	7,346	(8,522)	0	0	6,253	(8,383)	(166)		(490)	0		0	(120)	12,715

of which structured notes over two years	9,488	1,911	(2,109)	0	0	2,921	(3,566)	(55)		(932)	0		0	(82)	7,576

of which non-recourse liabilities	6,825	5,187	(6,213)	0	0	2,609	(4,393)	(117)		(215)	0		0	(98)	3,585

Other liabilities	3,734	663	(383)	290	(437)	17	(245)	(45)		181	0		128	(12)	3,891

of which failed sales	1,849	607	(345)	237	(403)	0	0	(11)		(20)	0		0	(5)	1,909

Total liabilities at fair value	30,361	9,550	(11,283)	504	(727)	7,092	(10,991)	(11)		(74)	0		128	(171)	24,378

Net assets/liabilities at fair value	20,299	5,343	(3,483)	20,665	(24,792)	(2,207)	4,027	(26)		1,794	0		1,125	80	22,825

1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

336 / 337

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2012				2011

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(1,018)	268	(750)	[1]	1,768	1,125	2,893	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,209)	(82)	(1,291)		546	(32)	514

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

Transfers in and out of level 3
Transfers into level 3 assets during 2012 were CHF 7,493 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the equity derivatives, private equity, corporate credit, corporate bank and securitized products (consolidated SPE positions) businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2012 were CHF 11,516 million, primarily in trading assets and loans held-for-sale. The transfers out of level 3 assets were primarily in the equity derivatives, private equity, securitized products (consolidated SPE positions), corporate credit, rates and CMBS businesses due to improved observability of pricing data and increased availability of pricing information from external providers.

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

Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.

Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spreads. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, >>>CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and estimated market internal rate of return. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instrument. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiples and capitalization rate.

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

The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, prepayment rate, credit spreads, basis spreads and mean reversion.

Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew, buyback probability and gap risk.

Generally, the interrelationship between the volatility, correlation and credit spreads inputs are positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spreads and recovery rates.

Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spreads, correlation and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of life expectancy, while for RMBS loans it is market comparable price.

For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of the those unobservable prices.

Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.

Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs. Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAVs in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. As of December 31, 2012, the fair value of investments valued at an amount other than NAV where it is probable they will be sold was CHF 576 million. The remaining actions to complete the sales include steps that are usual and customary for sales of such investments in the secondary market. Substantial increases (decreases) in the NAV for private equity and hedge funds would result in a higher (lower) fair value.

Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spreads, contingent probability and EBITDA multiples. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

Life finance instruments
Life finance instruments include SPIA and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.

Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.

Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spreads and price. During 2012, the Group refined its approach for determining the >>>LGD parameter used in the valuation model for its corporate loan book. This approach, which is more granular and recognizes the seniority of certain unsecured loans, aligns the LGD used for regulatory capital calculations and valuation purposes. This refinement benefitted the Group’s results in corporate banking by CHF 72 million.

The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.

Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.

Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility and price.

Generally, the interrelationships between volatility, skew, correlation, gap risk and credit spreads inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.

Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of basis spread, buyback probability, EBITDA multiple, life expectancy (for life finance instruments), correlation, recovery rate, price, skew, volatility and contingent probability, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets instruments with a significant unobservable input of prepayment rate, capitalization rate, internal rate of return, gap risk, default rate, discount rate, loss severity, credit spread and life expectancy (for life settlement and premium finance instruments), in general, an increase in the significant unobservable input would decrease the fair value.

For level 3 liabilities an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input mean reversion would decrease the fair value.

Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the range of minimum and maximum values of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets at fair value
2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Debt	5,888

of which corporates	3,192

of which	754	Option model	Correlation, in %		(87)	97

			Buyback probability, in %	[1]	50	100

of which	797	Market comparable	Price, in %		0	146

of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439

of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50

			Prepayment rate, in %		0	55

			Default rate, in %		0	25

			Loss severity, in %		0	100

of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12

			Internal rate of return, in %		9	15

			Discount rate, in %		2	35

			Prepayment rate, in %		0	10

			Default rate, in %		0	40

			Loss severity, in %		0	90

of which CDO	447

of which	193	Vendor price	Price, in %		0	102

of which	123	Discounted cash flow	Discount rate, in %		2	35

			Prepayment rate, in %		0	40

			Default rate, in %		0	25

			Loss severity, in %		0	100

of which	78	Market comparable	Price, in %		80	93

Equity	485

of which	237	Market comparable	EBITDA multiple		3	12

of which	26	Discounted cash flow	Capitalization rate, in %		7	7

Derivatives	6,650

of which interest rate products	1,859	Option model	Correlation, in %		17	100

			Prepayment rate, in %		2	45

			Volatility, in %		(5)	31

			Credit spread, in bp		34	157

of which equity/index-related products	1,920	Option model	Correlation, in %		(87)	97

			Volatility, in %		2	157

of which credit derivatives	1,294	Discounted cash flow	Credit spread, in bp		1	5,843

			Recovery rate, in %		0	75

			Discount rate, in %		2	35

			Default rate, in %		0	25

			Loss severity, in %		0	100

			Correlation, in %		30	97

			Prepayment rate, in %		0	40

Other	2,486

of which	1,891	Market comparable	Price, in %		0	103

of which	564	Discounted cash flow	Life expectancy, in years		4	20

Trading assets	15,509

1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
2012	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value

CHF million, except where indicated

Investment securities	170	–		–		–		–

Private equity	3,958	–	[1]	–	[1]	–	[1]	–	[1]

Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]

Other equity investments	2,243

of which private	2,245

of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049

				Contingent probability, in %		50		50

of which	903	Market comparable		EBITDA multiple		2		13

Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23

Other investments	8,184

Loans	6,619

of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763

of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888

Other intangible assets (mortgage servicing rights)	43	–		–		–		–

Other assets	5,164

of which loans held-for-sale	4,463

of which	2,031	Vendor price		Price, in %		0		103

of which	328	Discounted cash flow		Credit spread, in bp		20		1,458

of which	2,009	Market comparable		Price, in %		0		115

Total level 3 assets at fair value	35,689

1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Customer deposits	25	–	–		–	–

Trading liabilities	5,356

of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54

			Correlation, in %		17	100

			Mean reversion, in %	[1]	(33)	5

			Prepayment rate, in %		4	45

of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70

			Prepayment rate, in %		4	22

of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97

			Skew, in %		56	128

			Volatility, in %		2	157

			Buyback probability, in %	[2]	50	100

			Gap risk, in %	[3]	0	4

of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843

			Discount rate, in %		2	35

			Default rate, in %		0	25

			Recovery rate, in %		0	77

			Loss severity, in %		0	100

			Correlation, in %		0	47

			Prepayment rate, in %		0	40

Short-term borrowings	124	–	–		–	–

Long-term debt	10,098

of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97

			Volatility, in %		2	157

			Buyback probability, in %	[2]	50	100

			Gap risk, in %	[3]	0	12

of which non-recourse liabilities	2,551

of which	2,255	Vendor price	Price, in %		0	103

of which	230	Market comparable	Price, in %		0	87

Other liabilities	2,848

of which failed sales	1,160

of which	646	Market comparable	Price, in %		0	100

of which	290	Discounted cash flow	Credit spread, in bp		0	1,532

Total level 3 liabilities at fair value	18,451

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments. 3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest while the higher end of the range relates collateral with a greater risk of default.

Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.

Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.

Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.

Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.

Life expectancy
Life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

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

Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.

Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to 10 years.

The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of 2012	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	127		38		165	0

Equity funds	52		3,810	[1]	3,862	0

Equity funds sold short	0		(111)		(111)	0

Total funds held in trading assets and liabilities	179		3,737		3,916	0

Debt funds	69		364		433	157

Equity funds	3		43		46	0

Others	3		153		156	46

Hedge funds	75		560	[2]	635	203

Debt funds	97		0		97	17

Equity funds	2,633		0		2,633	724

Real estate funds	382		0		382	131

Others	846		0		846	198

Private equities	3,958		0		3,958	1,070

Equity method investments	385		0		385	0

Total funds held in other investments	4,418		560		4,978	1,273

Total fair value	4,597	[3]	4,297	[4]	8,894	1,273	[5]

1 57% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 17% is redeemable on an annual basis with a notice period primarily of more than 60 days, 13% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days. 2 66% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 19% is redeemable on demand with a notice period primarily of less than 30 days and 11% is redeemable on an annual basis with a notice period of more than 60 days. 3 Includes CHF 1,958 million attributable to noncontrolling interests. 4 Includes CHF 107 million attributable to noncontrolling interests. 5 Includes CHF 418 million attributable to noncontrolling interests.

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

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.

Nonrecurring fair value changes
end of	2012	2011

Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)

Assets held-for-sale recorded at fair value on a nonrecurring basis	0.5	0.7

of which level 3	0.5	0.7

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a >>>fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.

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

Loans
The Group has elected to account for substantially all Investment Banking commercial loans and loan commitments and certain Investment Banking emerging market loans at fair value. These activities are managed on a fair value basis and fair value accounting was deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that existed due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its Private Banking & Wealth Management segment at fair value, such as domestic consumer lending, mortgages and corporate loans, as these loans are not managed on a fair value basis.

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

Short-term borrowings
The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006, in accordance with the provisions of US GAAP. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value. Some hybrid debt instruments do not result in bifurcatable debt instruments. US GAAP permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis and fair value accounting was deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking & Wealth Management segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis and fair value accounting was not considered appropriate. The second is where the instruments were or will be maturing in the near term and their fair value will be realized at that time.
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

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2012			2011

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	920	3,810	(2,890)	807	3,277	(2,470)

Financial instruments (CHF million)

Interest bearing deposits with banks	627	615	12	405	404	1

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	113,664	113,196	468	158,673	157,889	784

Loans	20,000	20,278	(278)	20,694	21,382	(688)

Other assets [1]	22,060	29,787	(7,727)	20,511	30,778	(10,267)

Due to banks and customer deposits	(531)	(493)	(38)	(610)	(620)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(108,784)	(108,701)	(83)	(136,483)	(136,396)	(87)

Short-term borrowings	(4,513)	(4,339)	(174)	(3,547)	(3,681)	134

Long-term debt	(65,384)	(66,998)	1,614	(70,366)	(79,475)	9,109

Other liabilities	(3,683)	(6,186)	2,503	(5,730)	(8,210)	2,480

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2012		2011		2010

in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Cash and due from banks	(13)	[2]	–		–

of which related to credit risk	(13)		–		–

Interest-bearing deposits with banks	12	[1]	0		11	[1]

of which related to credit risk	3		0		0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,183	[1]	1,698	[1]	1,901	[1]

Other trading assets	10	[2]	10	[2]	46	[2]

Other investments	144	[3]	196	[2]	(225)	[3]

of which related to credit risk	34		(14)		(2)

Loans	925	[1]	(1,105)	[2]	1,065	[1]

of which related to credit risk	318		(256)		707

Other assets	2,641	[1]	476	[1]	5,896	[2]

of which related to credit risk	355		(332)		589

Due to banks and customer deposits	(22)	[1]	(2)	[1]	(27)	[2]

of which related to credit risk	8		45		0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(114)	[1]	(575)	[1]	(471)	[1]

Short-term borrowings	(350)	[2]	91	[2]	(51)	[2]

of which related to credit risk [4]	0		(2)		1

Long-term debt	(7,905)	[2]	2,342	[2]	(6,162)	[2]

of which related to credit risk [4]	(2,552)		1,909		273

Other liabilities	826	[2]	(286)	[2]	(232)	[2]

of which related to credit risk	912		(348)		(97)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (1,663) million and CHF (931) million in 2012, respectively, CHF 1,210 million and CHF 697 million in 2011, respectively, and CHF 341 million and CHF (73) million in 2010, respectively.

Interest income and expense are calculated based on contractual rates specified in the transactions. Interest income and expense are recorded in the consolidated statements of operations depending on the nature of the instrument and related market convention. When interest is included as a component of the change in the instrument’s fair value, it is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Dividend income is recognized separately from trading revenues.

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

Disclosures about the fair value of financial instruments not carried at fair value in the consolidated balance sheet
The following table provides the carrying value and >>>fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations. Beginning in January 2012, US GAAP requires the disclosure of the fair values of these financial instruments within the fair value hierarchy prospectively.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value

end of 2012		Level 1	Level 2	Level 3	Total

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69,791	0	69,764	27	69,791

Loans	218,281	0	221,030	4,482	225,512

Other financial assets [1]	132,147	63,900	66,798	1,772	132,470

Financial liabilities (CHF million)

Due to banks and deposits	331,270	200,838	130,313	9	331,160

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939

Short-term borrowings	14,128	0	14,131	0	14,131

Long-term debt	82,750	0	79,846	4,546	84,392

Other financial liabilities [2]	89,361	0	88,121	1,171	89,292

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Carrying value and fair value of financial instruments not carried at fair value (continued)
end of 2011	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	78,290	78,290

Loans	208,963	213,228

Other financial assets [1]	186,294	186,333

Financial liabilities (CHF million)

Due to banks and deposits	346,228	346,147

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40,076	40,076

Short-term borrowings	22,569	22,570

Long-term debt	92,289	89,172

Other financial liabilities [2]	96,844	96,844

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

34 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.

end of	2012	2011

Assets pledged (CHF million)

Total assets pledged or assigned as collateral	151,419	157,856

of which encumbered	90,745	96,922

Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

end of	2012	2011

Collateral (CHF million)

Fair value of collateral received with the right to sell or repledge	402,793	373,657

of which sold or repledged	292,514	332,718

Other information
end of	2012	2011

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	14,340	17,943

Swiss National Bank required minimum liquidity reserves	2,441	2,294

35 Capital adequacy
The Group is subject to regulation by FINMA. The capital levels of the Group are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2008, the Group operated under the international capital adequacy standards known as >>>Basel II set forth by the BCBS. These standards affected the measurement of both total eligible capital and >>>risk-weighted assets. In January 2011, as required by FINMA, the Group implemented BCBS’s “Revisions to the Basel II market risk framework” (>>>Basel II.5) for FINMA regulatory capital purposes. The Group has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34. FINMA has advised the Group that it may continue to include as tier 1 capital CHF 33 million and CHF 0.6 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2012 and 2011, respectively.

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

Risk-weighted assets include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents, market positions in the trading portfolio and operational risk from processes, people, systems and external events.

As of December 31, 2012 and 2011, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.
BIS statistics – Basel II.5
end of	2012	2011

Eligible capital (CHF million)

Tier 1 capital	43,547	36,844

of which core tier 1 capital	34,766	25,956

Tier 2 capital	6,389	11,810

Total eligible capital	49,936	48,654

Risk-weighted assets (CHF million)

Credit risk	143,679	157,237

Market risk	29,366	40,609

Non-counterparty risk	6,126	7,819

Operational risk	45,125	36,088

Risk-weighted assets	224,296	241,753

Capital ratios (%)

Core tier 1 ratio	15.5	10.7

Tier 1 ratio	19.4	15.2

Total capital ratio	22.3	20.1

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2012 and 2011, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

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

As of December 31, 2012 and 2011, the Group was not subject to restrictions on its ability to pay the proposed dividends.

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

Assets under management
in / end of	2012	2011

Assets under management (CHF billion)

Assets in collective investment instruments managed by Credit Suisse	182.2	167.0

Assets with discretionary mandates	225.3	223.2

Other assets under management	843.3	795.0

Assets under management (including double counting)	1,250.8	1,185.2

of which double counting	63.8	77.7

Net new assets (CHF billion)

Total net new assets (including double counting)	10.8	46.6

37 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.

The Group accrues litigation provisions (including estimated fees and expenses of external lawyers and other service providers) and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.

It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.

Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed below the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.

The following table presents a roll forward of the Group’s aggregate litigation provisions.
Litigation provisions
2012

CHF million

Balance at beginning of period	870

Increase in litigation accruals	774

Decrease in litigation accruals	(87)

Decrease for settlements and other cash payments	(373)

Foreign exchange translation	(27)

Balance at end of period	1,157

The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 1.7 billion.

After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

Research-related litigation
Putative class action lawsuits were filed against Credit Suisse Securities (USA) LLC (CSS LLC) in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices, with In re Credit Suisse – AOL Securities Litigation, filed in the US District Court for the District of Massachusetts, being the remaining outstanding matter. The case was brought on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that CSS LLC’s equity research coverage of AOL between January 2001 and July 2002 was false and misleading. The second amended complaint in this action asserted federal securities fraud and control person liability claims against CSS LLC and certain affiliates and former employees of CSS LLC. Plaintiffs estimated damages of approximately USD 3.9 billion. On January 13, 2012, the district court granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness. On May 17, 2012, the court denied the plaintiffs’ motion for reconsideration. On November 15, 2012, the plaintiffs filed an appeal and on January 7, 2013, the defendants filed an opposition to plaintiffs’ motion. On February 4, 2013, plaintiffs filed their reply brief and oral argument on the motion was held on March 6, 2013.

Enron-related litigation
Two Enron-related actions remain pending against CSS LLC and certain of its affiliates, both in the US District Court for the Southern District of Texas. In these actions, plaintiffs assert they relied on Enron’s financial statements, and seek to hold the defendants responsible for any inaccuracies in Enron’s financial statements. In Connecticut Resources Recovery Authority v. Lay, et al., the plaintiff seeks to recover from multiple defendants, pursuant to the Connecticut Unfair Trade Practices Act and Connecticut state common law, approximately USD 130 million to USD 180 million in losses it allegedly suffered in a business transaction it entered into with Enron. A motion to dismiss is pending. In Silvercreek Management Inc. v. Citigroup, Inc., et al., the plaintiff seeks to assert federal and state law claims relating to its alleged USD 280 million in losses relating to its Enron investments. A motion to dismiss is pending.

NCFE-related litigation
Since February 2003, lawsuits have been pending against CSS LLC and certain of its affiliates with respect to services that it provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). From January 1996 to May 2002, CSS LLC acted as a placement agent for bonds issued by NCFE that were to be collateralized by health-care receivables and, in July 2002, as a placement agent for a sale of NCFE preferred stock. From December 2000 through November 2002, an affiliate of CSS LLC acted as administrative agent for, and entered into participation agreements in, an asset-backed liquidity facility issued by NCFE that was also to be collateralized by health care receivables. NCFE filed for bankruptcy protection in November 2002. In these lawsuits, which were consolidated as a Multi-District Litigation in the US District Court for the Southern District of Ohio (SDO) for pre-trial purposes, investors holding approximately USD 1.9 billion face amount of NCFE’s bonds and approximately USD 12 million in preferred stock sued numerous defendants, including the founders and directors of NCFE, the trustees for the bonds, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The lawsuits asserted claims for breach of contract, negligence, fraud and violation of federal and state securities laws and generally alleged that CSS LLC and/or its affiliates knew or should have known that the health care receivables purportedly backing the bonds were either ineligible for the programs or non-existent. In April 2009, CSS LLC settled with the New York City Pension Fund bond investor plaintiffs for an amount covered by existing provisions. On September 25, 2012, venue for the bond investor lawsuits was transferred to the SDNY and on November 27, 2012 the suits were consolidated for trial. On October 26, 2012, the SDO issued a decision which granted CSS LLC’s summary judgment motion to dismiss all the claims brought by the investor in NCFE preferred stock. On November 16, 2012, that equity investor filed a notice of appeal of that decision to the US Court of Appeals for the Sixth Circuit and on February 15, 2013 filed its appellant’s brief and appendix. On November 28, 2012, the SDNY issued an order providing that trial of the bond investor cases would begin April 1, 2013. On December 28, 2012, the SDNY issued an order in the bond investor lawsuits directing all parties to engage in settlement discussions in advance of trial. On January 25, 2013, the SDNY issued an order in the bond investor lawsuits holding that in the event CSS LLC or its remaining affiliate in the litigation, and NCFE’s former CEO Lance Poulsen, the only other remaining defendant, were ultimately found liable on certain of the claims at trial, the remaining defendants, including CSS LLC and/or its affiliate, would be jointly and severally liable for the losses relating to those claims, subject to an appropriate reduction for settlements entered into by the bond investors and former defendants. On March 13, 2013, CSS LLC and its affiliate entered into agreements to settle the bond investor lawsuits and resolve all remaining bond investor claims for an amount partially covered by existing provisions.

Refco-related litigation
In March 2008, CSS LLC was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York State court by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (Plus-

Funds), the investment manager for the SPhinX Funds. The operative amended complaint in the suit asserted claims against CSS LLC for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco’s insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. Plaintiffs sought to recover from defendants more than USD 800 million, consisting of USD 263 million that the SphinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional “lost enterprise” damages of PlusFunds, and pre-judgment interest. In March 2008, CSS LLC and certain other defendants removed the action to the SDNY. In November 2008, CSS LLC filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part CSS LLC’s motion to dismiss. The court dismissed Plaintiffs’ claim for aiding and abetting breach of fiduciary duty with prejudice. The court also granted the motion with respect to part of Plaintiffs’ claim for aiding and abetting fraud, but denied the motion with respect to part of that claim. In August 2012, CSS LLC filed a motion for summary judgment with respect to the remaining part of Plaintiffs’ aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing CSS LLC from the case. The court has not yet issued a final judgment as to CSS LLC, and the dismissal of the claims against CSS LLC will be subject to appeal.

Mortgage-related matters
CSS LLC and certain of its affiliates have received requests for information from certain regulators and/or government entities regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. CSS LLC and its affiliates are cooperating with such requests.

On November 16, 2012, CSS LLC and certain of its affiliates settled an administrative proceeding with the SEC, which involved potential claims against them relating to settlements of claims against originators involving loans included in a number of their securitizations, by agreeing to pay approximately USD 120 million. This settlement also covered allegations with respect to two RMBS issued in 2006 that CSS LLC and such affiliates made misstatements in SEC filings regarding when they would repurchase mortgage loans from trusts if borrowers missed the first payment due. CSS LLC and such affiliates agreed to an order, without admitting or denying the allegations, requiring them to cease and desist from violations of Section 17(a)(2) and (3) of the Securities Act of 1933 and requiring one such affiliate to cease and desist from violations of Section 15(d) of the Securities Exchange Act of 1934. A separate possible action, which involved potential claims against CSS LLC relating to due diligence conducted for two mortgage-backed securitizations and corresponding disclosures, formally was closed by the SEC, without any enforcement action, on November 19, 2012.

Following an investigation, on November 20, 2012, the New York Attorney General, on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, seeks an unspecified amount of damages, and is at an early procedural point.

CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include class action lawsuits and putative class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts or investors on behalf of trustees. Although the allegations vary by lawsuit, plaintiffs in the class and putative class actions and individual investor actions generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization; and repurchase action plaintiffs allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, amounts attributable to an “operative pleading” for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against CSS LLC and/or its affiliates in connection with various RMBS issuances, and CSS LLC and/or its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.
Class action litigations
In class actions and putative class actions against CSS LLC as an underwriter of other issuers’ RMBS offerings, CSS LLC generally has contractual rights to indemnification from the issuers. However, some of these issuers are now defunct, including affiliates of IndyMac Bancorp (IndyMac) and Thornburg Mortgage (Thornburg). With respect to IndyMac, CSS LLC is named as a defendant in two class actions pending in the SDNY brought on behalf of purchasers of securities in various IndyMac RMBS offerings. In one class action, In re IndyMac Mortgage-Backed Securities Litigation, CSS LLC is named along with numerous other underwriters and individual defendants related to approximately USD 9.0 billion of IndyMac RMBS offerings. CSS LLC served as an underwriter with respect to approximately 32% of the IndyMac RMBS at issue or approximately USD 2.9 billion. Certain investors seek to intervene in the action to assert claims with respect to additional RMBS offerings, including two RMBS offerings underwritten by CSS LLC. In those two offerings, CSS LLC underwrote RMBS with an aggregate principal amount of USD 912 million. The SDNY has denied these motions to intervene, and the proposed intervenors are now appealing that ruling. In addition, plaintiffs filed a motion for reconsideration of the court’s June 21, 2010 decision on defendants’ motion to dismiss. The motion sought to reinstate claims with respect to previously-dismissed RMBS offerings, including 18 additional RMBS offerings underwritten by CSS LLC, with an aggregate principal amount of approximately USD 6.0 billion for which CSS LLC served as an underwriter (of which USD 912 million also is subject to the appeal of the intervention motion). On November 16, 2012, the SDNY denied that motion without prejudice to renewal at a later date. In the other IndyMac-related class action, Tsereteli v. Residential Asset Securitization Trust 2006-A8, CSS LLC is the sole underwriter defendant related to a USD 632 million IndyMac RMBS offering, of which CSS LLC underwrote USD 603 million of certificates. On November 8, 2012, the Second Circuit decided to hear CSS LLC’s interlocutory appeal of the SDNY order granting plaintiff’s motion for class certification. With respect to Genesee County Employees’ Retirement System v. Thornburg, CSS LLC is a named defendant in a putative class action pending in the US District Court for the District of New Mexico along with a number of other financial institutions that served as depositors and/or underwriters for approximately USD 5.5 billion of Thornburg RMBS offerings. CSS LLC served as an underwriter with respect to approximately 6.4% of the Thornburg RMBS at issue or approximately USD 354 million. All defendants have agreed to a settlement in principle in the aggregate amount of USD 11.25 million, which is subject to court approval. A further class action lawsuit pending in the SDNY against CSS LLC and certain affiliates and employees, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, relates to two RMBS offerings, totaling approximately USD 1.6 billion, sponsored and underwritten by the Credit Suisse defendants.

Individual investor actions
CSS LLC and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, and in some instances its employees, along with other defendants, are defendants in: two actions brought by Cambridge Place Investment Management Inc. in Massachusetts state court, in which claims against CSS LLC, following the court’s motion to dismiss ruling dismissing certain claims, relate to less than USD 525 million of the RMBS at issue, in an amount to be determined; one action brought by The Charles Schwab Corporation in California state court, in which claims against CSS LLC and its affiliates relate to USD 125 million of the RMBS at issue (approximately 9% of the USD 1.4 billion at issue against all defendants in the operative pleading); one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 28 million of the RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading); four actions brought by the FDIC, as receiver for Colonial Bank: one action in the SDNY, in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading), two actions in the US District Court for the Central District of California, in which claims against CSS LLC relate to approximately USD 58 million of the RMBS at issue (approximately 10% of the USD 553 million at issue against all defendants in the operative pleadings), and one action in the US District Court for the Middle District of Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 153 million of the RMBS at issue (approximately 49% of the USD 311 million at issue against all defendants in the operative pleading); seven individual actions brought by the Federal Home Loan Banks of Seattle, San Francisco, Chicago, Indianapolis and Boston in various state and federal courts, in which claims against CSS LLC and its affiliates relate to approximately USD 3.2 billion of the RMBS collectively at issue (approximately 9% of the USD 36 billion at issue against all defendants in the operative pleadings); five actions brought by the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac, in the SDNY, in which claims against CSS LLC and its affiliates and employees relate to approximately USD 19 billion of the RMBS at issue (approximately 29% of the USD 65 billion at issue against all defendants in the operative pleadings); one action brought by John Hancock Life Insurance Co. (U.S.A.) and affiliated entities in the US District Court for the District of Minnesota, in which claims against CSS LLC relate to an unstated amount of the RMBS at issue; two actions brought by Landesbank Baden-Württemberg and affiliated entities in the SDNY, in which claims against CSS LLC relate to approximately USD 200 million of the RMBS at issue (100% of the total amount at issue against all defendants in the operative pleadings); two actions brought by Massachusetts Mutual Life Insurance Company in the US District Court for the District of Massachusetts, in which claims against CSS LLC and its employee relate to approximately USD 107 million of the RMBS at issue (approximately 97% of the USD 110 million at issue against all defendants in the operative pleadings); one action brought by the National Credit Union Administration Board, as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union in the US District Court for the District of Kansas, in which claims against CSS LLC and its affiliates relate to approximately USD 715 million of the RMBS at issue (100% of the total amount at issue against all defendants in the operative pleading); one action brought by Phoenix Light SF Ltd. and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 362 million of the RMBS at issue (approximately 13% of the USD 2.8 billion at issue against all defendants in the operative pleading); one action brought by Royal Park Investments SA/NV in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 360 million of the RMBS at issue (approximately 4% of the USD 8.4 billion at issue against all defendants in the operative pleading); one action brought by Watertown Savings Bank in the SCNY, in which claims against CSS LLC and its affiliates relate to an unstated amount of the RMBS at issue; one action brought by the West Virginia Investment Management Board in West Virginia state court, in which claims against CSS LLC relate to approximately USD 6 million of the RMBS at issue (approximately 35% of the USD 17 million at issue against all defendants in the operative pleading); and one action brought by the Western & Southern Life Insurance Company and affiliated entities in Ohio state court, in which claims against CSS LLC and its affiliates relate to approximately USD 260 million of the RMBS at issue (approximately 94% of the USD 276 million at issue against all defendants in the operative pleading).

CSS LLC and certain of its affiliates and/or employees are the only defendants named in: one action brought by Allstate Insurance Company in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 232 million of RMBS; one action brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 138 million of RMBS; one action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS; one action brought by Minnesota Life Insurance Company and affiliated entities in the US District Court for the District of Minnesota, in which claims against CSS LLC and its affiliates relate to approximately USD 43 million of RMBS; one action brought by The Prudential Insurance Company of America and affiliated entities in the US District Court for the District of New Jersey, in which claims against CSS LLC and its affiliates relate to approximately USD 466 million of RMBS; one action brought by Sealink Funding Limited in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 35 million of RMBS, following the March 1, 2013 filing of a complaint by the plaintiff which reduced the RMBS at issue by approximately USD 145 million; one action brought by Stichting Pensioenfonds ABP in the SCNY, in which claims against CSS LLC and its affiliates and employees relate to an unstated amount of RMBS; and one action brought by The Union Central Life Insurance Company and affiliated entities in the SDNY, in which claims against CSS LLC and its affiliates and employees relate to approximately USD 65 million of RMBS.

These actions are at early or intermediate procedural points.
Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in two pending actions commenced by monoline insurers MBIA Insurance Corp. (MBIA) and Assured Guaranty Corp., that guaranteed payments of principal and interest that in aggregate total approximately USD 1.3 billion of RMBS issued in seven different offerings sponsored by Credit Suisse. One theory of liability advanced by the monoline insurers is that an affiliate of CSS LLC must repurchase affected mortgage loans from the trusts at issue. In addition, MBIA alleges a claim for fraudulent inducement. To date, the monoline insurers have submitted repurchase demands for loans with an aggregate original principal balance of approximately USD 2.6 billion. These actions are pending in the SCNY. In each action, plaintiff claims that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that CSS LLC and its affiliates have failed to repurchase the allegedly defective loans. Discovery in these actions is ongoing. On February 27, 2013, CSS LLC and its affiliate settled the action brought by Ambac Assurance Corp. in the SCNY for an amount covered by existing provisions. On March 8, 2013, CSS LLC settled an action brought by MBIA in California state court in which MBIA purported to be subrogated to the rights of certain RMBS holders who purchased RMBS underwritten by CSS LLC; that settlement was covered by existing provisions.

Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: one action brought by the FHFA, as conservator for Freddie Mac, on behalf of the Trustees of Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7, in which no damages amount is alleged; one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 497 million; one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which no damages amount is alleged; one action brought by Home Equity Asset Trust, Series 2006-8, in which no damages amount is alleged; and one action brought by Home Equity Asset Trust 2007-1, in which no damages amount is alleged. DLJ and its affiliate Select Portfolio Servicing, Inc. (SPS), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3, and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files. These actions are brought in the SCNY and are at early procedural points.

Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided for all four developments, which have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. The claims originally asserted by the plaintiffs include Racketeer Influenced and Corrupt Organizations (RICO), fraud, negligent misrepresentation, breach of fiduciary duty, tortious interference and conspiracy, among others. Plaintiffs have demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. An amended complaint was filed against all of the defendants on January 25, 2010, adding six new homeowner plaintiffs in the same four real estate developments. On March 29, 2010, the Bank and its named affiliates moved to dismiss the amended complaint in its entirety. The Bank and its named affiliates argued that the claims against them fail because they had no relationship with the plaintiff homeowners, and made no representations to them, fraudulent or otherwise, so there is no legal basis for the plaintiffs’ claims against them. The Bank and its affiliates also argued, among other things, that the plaintiffs failed to plead the necessary elements of the claims asserted against them in the amended complaint. On March 31, 2011, the court dismissed the RICO claim with prejudice and dismissed certain other claims with leave to replead. A third amended complaint was filed on April 21, 2011, adding a Consumer Protection Act claim. On May 5, 2011, the Bank and its affiliates moved to dismiss the third amended complaint. On July 22, 2011, two developers moved to intervene in the lawsuit. On March 30, 2012, the court dismissed the unjust enrichment, fiduciary duty and Consumer Protection Act claims and limited fraud and negligent misrepresentation claims to three named plaintiffs. On September 17, 2012, plaintiffs filed a motion for class certification. On December 12, 2012, the Bank opposed the motion and oral argument is scheduled to take place on April 19, 2013.

Auction Rate Securities
On May 27, 2009, Elbit Systems Ltd (“Elbit”) filed a complaint against the Group in the US District Court for the Northern District of Illinois, seeking approximately USD 16 million related to the purchase of auction rate securities, alleging federal securities law claims and state law aiding and abetting fraud and unjust enrichment causes of action. The case was transferred to the SDNY, and the Group moved to dismiss the complaint for failure to state a claim and for being barred by a prior release. The motion to dismiss the complaint for being barred by a prior release was denied without prejudice, and the court ordered the parties to engage in limited discovery concerning the release. The parties exchanged discovery on that issue and the Group filed a motion for summary judgment. On February 7, 2012, the SDNY denied the Group’s summary judgment motion holding that a genuine dispute exists as to whether the prior release bars Elbit’s claims. On January 7,

2013, the SDNY denied the Group’s motion to dismiss the complaint for failure to state a claim.
Tax matters
Credit Suisse has been responding to subpoenas and other requests for information from the United States Department of Justice (DOJ), SEC and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities are investigating possible violations of US tax and securities laws. In particular, the DOJ is investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC is investigating whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted and one former employee pleaded guilty to conduct while employed at other financial institutions that did not involve Credit Suisse. Credit Suisse received a grand jury target letter from the DOJ. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions. We have been conducting an internal investigation and are continuing to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with our legal obligations.

LIBOR-related matters
Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including the Group. The Group, which is a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations.

In particular, it has been reported that regulators are investigating whether financial institutions engaged in an effort to manipulate LIBOR, either individually or in concert with other institutions, in order to improve market perception of these institutions’ financial health and/or to increase the value of their proprietary trading positions. In response to regulatory inquiries, Credit Suisse commissioned a review of these issues. To date, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with these issues.

In addition, members of the US Dollar LIBOR panel, including Credit Suisse, have been named in various civil lawsuits filed in the US.
UK Financial Services Authority matter
On October 25, 2011, the UK Financial Services Authority announced a settlement with Credit Suisse (UK) Limited (CSUK) in respect of findings as to the adequacy of systems and controls relating to the suitability of sales of non-principal protected products in 2007 to 2009. Under the settlement, CSUK was fined GBP 5.95 million and was required to conduct a review of sales of such products in the relevant period to determine suitability. This review has now been completed and the regulatory action against CSUK in respect of this matter has concluded.

38 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2012

		Credit Suisse Group AG

100		BANK-now AG	Horgen, Switzerland	CHF	30.0

100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7

100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0

100		Credit Suisse Group (Guernsey) V Limited	St. Peter Port, Guernsey	CHF	0.1

100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0

100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0

100		CS LP Holding AG	Zug, Switzerland	CHF	0.1

100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0

100		Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1

88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5

		Credit Suisse AG

100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7

100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100		Column Financial, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100		Credit Suisse (France)	Paris, France	EUR	52.9

100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100		Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	6,135.9

100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	109.6

100	[1]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	150.0

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0

100		Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0

100		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	20.0

100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3

100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	126.8

100		Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Alternative Capital, LLC	Wilmington, United States	USD	81.6

100		Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100		Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100		Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0

100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,079.6

100		Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0

100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0

100		Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1

100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6

100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100	[2]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100	[3]	Credit Suisse International	London, United Kingdom	USD	3,107.7

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	894.5

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	2,859.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Johannesburg) (Proprietary) Limited	Johannesburg, South Africa	ZAR	0.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	2,847.9

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

Significant subsidiaries (continued)
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million

100	DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100	J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100	Merban Equity AG	Zug, Switzerland	CHF	0.1

100	SPS Holding Corporation	Wilmington, United States	USD	0.1

100	Whist Equity Trading LLC	Wilmington, United States	USD	140.4

99	PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0

98	Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1

83	Asset Management Finance LLC	Wilmington, United States	USD	341.5

71	Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0

1 58% owned by Credit Suisse AG. 2 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 3 80% of voting rights and 98% of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2012

Credit Suisse Group AG

100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey

100	[1]	Credit Suisse Group (Guernsey) I Limited	St. Peter Port, Guernsey

100	[1]	Credit Suisse Group (Guernsey) II Limited	St. Peter Port, Guernsey

100	[1]	Credit Suisse Group (Guernsey) IV Limited	St. Peter Port, Guernsey

50		Swisscard AECS AG	Horgen, Switzerland

25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany

Credit Suisse AG

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

5	[2]	York Capital Management Global Advisors, LLC	New York, United States

1 Deconsolidated under US GAAP as the Group is not the primary beneficiary. 2 The Group holds a significant noncontrolling interest.

39 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.

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

Condensed consolidating statements of operations
in 2012	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,435	14,124		21,559	81		465		22,105

Interest expense	(4,431)	(10,311)		(14,742)	(79)		(134)		(14,955)

Net interest income	3,004	3,813		6,817	2		331		7,150

Commissions and fees	4,090	8,808		12,898	(12)		187		13,073

Trading revenues	1,555	(227)		1,328	1		(134)		1,195

Other revenues	891	1,599		2,490	1,319	[2]	(1,261)		2,548

Net revenues	9,540	13,993		23,533	1,310		(877)		23,966

Provision for credit losses	(5)	93		88	0		82		170

Compensation and benefits	3,676	8,770		12,446	56		28		12,530

General and administrative expenses	2,070	5,198		7,268	(101)		143		7,310

Commission expenses	256	1,502		1,758	1		16		1,775

Total other operating expenses	2,326	6,700		9,026	(100)		159		9,085

Total operating expenses	6,002	15,470		21,472	(44)		187		21,615

Income/(loss) from continuing operations before taxes	3,543	(1,570)		1,973	1,354		(1,146)		2,181

Income tax expense/(benefit)	1,321	(843)		478	5		13		496

Income/(loss) from continuing operations	2,222	(727)		1,495	1,349		(1,159)		1,685

Net income/(loss)	2,222	(727)		1,495	1,349		(1,159)		1,685

Net income/(loss) attributable to noncontrolling interests	281	(881)		(600)	0		936		336

Net income/(loss) attributable to shareholders	1,941	154		2,095	1,349		(2,095)		1,349

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	2,222	(727)		1,495	1,349	(1,159)		1,685

Gains/(losses) on cash flow hedges	0	7		7	30	0		37

Foreign currency translation	(559)	(674)		(1,233)	1	118		(1,114)

Unrealized gains/(losses) on securities	0	(43)		(43)	0	28		(15)

Actuarial gains/(losses)	20	38		58	0	(108)		(50)

Net prior service cost	(2)	1		(1)	0	249		248

Other comprehensive income/(loss), net of tax	(541)	(671)		(1,212)	31	287		(894)

Comprehensive income/(loss)	1,681	(1,398)		283	1,380	(872)		791

Comprehensive income/(loss) attributable to noncontrolling interests	186	(997)		(811)	0	1,022		211

Comprehensive income/(loss) attributable to shareholders	1,495	(401)		1,094	1,380	(1,894)		580

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2011	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	7,501	14,936		22,437	161		404		23,002

Interest expense	(4,670)	(11,753)		(16,423)	(153)		7		(16,569)

Net interest income	2,831	3,183		6,014	8		411		6,433

Commissions and fees	3,509	9,165		12,674	9		269		12,952

Trading revenues	(1,673)	6,413		4,740	1		279		5,020

Other revenues	1,267	492		1,759	1,888	[2]	(1,827)		1,820

Net revenues	5,934	19,253		25,187	1,906		(868)		26,225

Provision for credit losses	7	116		123	0		64		187

Compensation and benefits	3,736	9,452		13,188	80		(55)		13,213

General and administrative expenses	1,674	5,733		7,407	(135)		100		7,372

Commission expenses	267	1,701		1,968	1		23		1,992

Total other operating expenses	1,941	7,434		9,375	(134)		123		9,364

Total operating expenses	5,677	16,886		22,563	(54)		68		22,577

Income/(loss) from continuing operations before taxes	250	2,251		2,501	1,960		(1,000)		3,461

Income tax expense/(benefit)	(288)	747		459	7		205		671

Income/(loss) from continuing operations	538	1,504		2,042	1,953		(1,205)		2,790

Net income/(loss)	538	1,504		2,042	1,953		(1,205)		2,790

Net income/(loss) attributable to noncontrolling interests	734	167		901	0		(64)		837

Net income/(loss) attributable to shareholders	(196)	1,337		1,141	1,953		(1,141)		1,953

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	538	1,504		2,042	1,953	(1,205)		2,790

Gains/(losses) on cash flow hedges	0	(32)		(32)	(1)	0		(33)

Foreign currency translation	43	(336)		(293)	1	29		(263)

Unrealized gains/(losses) on securities	0	(3)		(3)	0	(15)		(18)

Actuarial gains/(losses)	(79)	221		142	0	(757)		(615)

Net prior service cost	0	(1)		(1)	0	396		395

Other comprehensive income/(loss), net of tax	(36)	(151)		(187)	0	(347)		(534)

Comprehensive income/(loss)	502	1,353		1,855	1,953	(1,552)		2,256

Comprehensive income/(loss) attributable to noncontrolling interests	771	169		940	0	(58)		882

Comprehensive income/(loss) attributable to shareholders	(269)	1,184		915	1,953	(1,494)		1,374

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,897	16,088		24,985	209		339		25,533

Interest expense	(5,454)	(13,341)		(18,795)	(203)		6		(18,992)

Net interest income	3,443	2,747		6,190	6		345		6,541

Commissions and fees	4,403	9,416		13,819	9		250		14,078

Trading revenues	667	8,547		9,214	0		124		9,338

Other revenues	1,081	229		1,310	4,982	[2]	(4,863)		1,429

Net revenues	9,594	20,939		30,533	4,997		(4,144)		31,386

Provision for credit losses	13	(134)		(121)	0		42		(79)

Compensation and benefits	4,177	10,524		14,701	90		(192)		14,599

General and administrative expenses	1,883	5,413		7,296	(196)		131		7,231

Commission expenses	307	1,814		2,121	3		24		2,148

Total other operating expenses	2,190	7,227		9,417	(193)		155		9,379

Total operating expenses	6,367	17,751		24,118	(103)		(37)		23,978

Income/(loss) from continuing operations before taxes	3,214	3,322		6,536	5,100		(4,149)		7,487

Income tax expense	952	355		1,307	2		239		1,548

Income/(loss) from continuing operations	2,262	2,967		5,229	5,098		(4,388)		5,939

Income/(loss) from discontinued operations, net of tax	0	(19)		(19)	0		0		(19)

Net income/(loss)	2,262	2,948		5,210	5,098		(4,388)		5,920

Net income attributable to noncontrolling interests	592	210		802	0		20		822

Net income/(loss) attributable to shareholders	1,670	2,738		4,408	5,098		(4,408)		5,098

of which from continuing operations	1,670	2,757		4,427	5,098		(4,408)		5,117

of which from discontinued operations	0	(19)		(19)	0		0		(19)

1 Includes eliminations and consolidation adjustments. 2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2010	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Comprehensive income (CHF million)

Net income/(loss)	2,262	2,948		5,210	5,098	(4,388)		5,920

Gains/(losses) on cash flow hedges	0	22		22	(14)	0		8

Foreign currency translation	(2,673)	(934)		(3,607)	0	28		(3,579)

Unrealized gains/(losses) on securities	0	13		13	1	(7)		7

Actuarial gains/(losses)	(35)	(76)		(111)	0	(134)		(245)

Net prior service cost	(1)	0		(1)	0	14		13

Other comprehensive income/(loss), net of tax	(2,709)	(975)		(3,684)	(13)	(99)		(3,796)

Comprehensive income/(loss)	(447)	1,973		1,526	5,085	(4,487)		2,124

Comprehensive income/(loss) attributable to noncontrolling interests	(93)	(339)		(432)	0	510		78

Comprehensive income/(loss) attributable to shareholders	(354)	2,312		1,958	5,085	(4,997)		2,046

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2012	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	4,388	56,988		61,376	19	368		61,763

Interest-bearing deposits with banks	86	3,633		3,719	0	(1,774)		1,945

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	124,976	58,470		183,446	0	9		183,455

Securities received as collateral	34,980	(4,935)		30,045	0	0		30,045

Trading assets	87,958	168,644		256,602	0	(203)		256,399

Investment securities	0	1,939		1,939	0	1,559		3,498

Other investments	5,899	5,917		11,816	35,088	(34,882)		12,022

Net loans	22,945	204,553		227,498	4,459	10,266		242,223

Premises and equipment	1,062	4,354		5,416	0	202		5,618

Goodwill	581	6,929		7,510	0	879		8,389

Other intangible assets	77	166		243	0	0		243

Brokerage receivables	20,545	25,223		45,768	0	0		45,768

Other assets	15,469	57,313		72,782	173	(43)		72,912

Total assets	318,966	589,194		908,160	39,739	(23,619)		924,280

Liabilities and equity (CHF million)

Due to banks	164	30,410		30,574	3,753	(3,313)		31,014

Customer deposits	1	297,689		297,690	0	10,622		308,312

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	127,666	5,055		132,721	0	0		132,721

Obligation to return securities received as collateral	34,980	(4,935)		30,045	0	0		30,045

Trading liabilities	23,332	67,759		91,091	0	(275)		90,816

Short-term borrowings	20,102	(5,264)		14,838	0	3,803		18,641

Long-term debt	35,485	111,512		146,997	437	700		148,134

Brokerage payables	44,400	20,276		64,676	0	0		64,676

Other liabilities	12,008	45,359		57,367	51	219		57,637

Total liabilities	298,138	567,861		865,999	4,241	11,756		881,996

Total shareholders' equity	17,318	17,449		34,767	35,498	(34,767)		35,498

Noncontrolling interests	3,510	3,884		7,394	0	(608)		6,786

Total equity	20,828	21,333		42,161	35,498	(35,375)		42,284

Total liabilities and equity	318,966	589,194		908,160	39,739	(23,619)		924,280

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2011	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	3,698	107,526		111,224	13	(664)		110,573

Interest-bearing deposits with banks	87	4,106		4,193	0	(1,921)		2,272

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	153,625	83,310		236,935	0	28		236,963

Securities received as collateral	34,189	(3,998)		30,191	0	0		30,191

Trading assets	91,458	188,290		279,748	0	(195)		279,553

Investment securities	0	3,652		3,652	0	1,508		5,160

Other investments	6,719	6,196		12,915	34,137	(33,826)		13,226

Net loans	24,658	194,776		219,434	5,603	8,376		233,413

Premises and equipment	1,110	5,880		6,990	0	203		7,193

Goodwill	597	7,103		7,700	0	891		8,591

Other intangible assets	112	168		280	0	8		288

Brokerage receivables	17,951	25,494		43,445	0	1		43,446

Other assets	16,114	61,966		78,080	190	26		78,296

Total assets	350,318	684,469		1,034,787	39,943	(25,565)		1,049,165

Liabilities and equity (CHF million)

Due to banks	92	39,985		40,077	4,697	(4,627)		40,147

Customer deposits	0	304,130		304,130	0	9,271		313,401

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	151,655	24,904		176,559	0	0		176,559

Obligation to return securities received as collateral	34,189	(3,998)		30,191	0	0		30,191

Trading liabilities	29,291	98,518		127,809	0	(49)		127,760

Short-term borrowings	15,881	10,235		26,116	0	0		26,116

Long-term debt	40,029	121,324		161,353	1,444	(142)		162,655

Brokerage payables	47,847	20,187		68,034	0	0		68,034

Other liabilities	10,124	52,043		62,167	128	922		63,217

Total liabilities	329,108	667,328		996,436	6,269	5,375		1,008,080

Total shareholders' equity	16,979	12,424		29,403	33,674	(29,403)		33,674

Noncontrolling interests	4,231	4,717		8,948	0	(1,537)		7,411

Total equity	21,210	17,141		38,351	33,674	(30,940)		41,085

Total liabilities and equity	350,318	684,469		1,034,787	39,943	(25,565)		1,049,165

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2012	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(5,118)	(6,871)		(11,989)	357	[2]	(1,042)		(12,674)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(2)	317		315	0		(131)		184

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	25,125	21,808		46,933	0		19		46,952

Purchase of investment securities	0	(276)		(276)	0		(204)		(480)

Proceeds from sale of investment securities	0	936		936	0		0		936

Maturities of investment securities	0	1,442		1,442	0		184		1,626

Investments in subsidiaries and other investments	78	(2,025)		(1,947)	(3,584)		3,492		(2,039)

Proceeds from sale of other investments	1,903	1,015		2,918	110		76		3,104

(Increase)/decrease in loans	1,075	(11,189)		(10,114)	1,154		(1,925)		(10,885)

Proceeds from sale of loans	0	1,090		1,090	0		0		1,090

Capital expenditures for premises and equipment and other intangible assets	(364)	(863)		(1,227)	0		(15)		(1,242)

Proceeds from sale of premises and equipment and other intangible assets	16	10		26	0		0		26

Other, net	235	3,441		3,676	28		(21)		3,683

Net cash provided by/(used in) investing activities of continuing operations	28,066	15,706		43,772	(2,292)		1,475		42,955

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	78	(15,020)		(14,942)	(1,015)		2,902		(13,055)

Increase/(decrease) in short-term borrowings	4,114	(15,757)		(11,643)	0		3,803		(7,840)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,402)	(19,556)		(39,958)	0		0		(39,958)

Issuances of long-term debt	879	36,338		37,217	10		1,178		38,405

Repayments of long-term debt	(5,094)	(49,371)		(54,465)	(1,149)		(322)		(55,936)

Issuances of common shares	0	0		0	1,930		0		1,930

Sale of treasury shares	0	0		0	367		7,988		8,355

Repurchase of treasury shares	0	0		0	(495)		(8,364)		(8,859)

Dividends paid/capital repayments	0	(321)		(321)	(944)		(31)		(1,296)

Excess tax benefits on share based awards	0	42		42	0		(42)		0

Other, net	(1,715)	5,318		3,603	3,180		(6,389)		394

Net cash provided by/(used in) financing activities of continuing operations	(22,140)	(58,327)		(80,467)	1,884		723		(77,860)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(118)	(1,046)		(1,164)	57		(124)		(1,231)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	690	(50,538)		(49,848)	6		1,032		(48,810)

Cash and due from banks at beginning of period	3,698	107,526		111,224	13		(664)		110,573

Cash and due from banks at end of period	4,388	56,988		61,376	19		368		61,763

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend payments from Group companies of CHF 166 million and CHF 46 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2011	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	11,109	25,994		37,103	431	[2]	1,096		38,630

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	(1)	(1,019)		(1,020)	0		288		(732)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(19,677)	4,996		(14,681)	0		(540)		(15,221)

Purchase of investment securities	0	(1,232)		(1,232)	0		(310)		(1,542)

Proceeds from sale of investment securities	0	2,118		2,118	0		0		2,118

Maturities of investment securities	0	2,294		2,294	0		168		2,462

Investments in subsidiaries and other investments	10	(1,420)		(1,410)	(101)		(271)		(1,782)

Proceeds from sale of other investments	4,269	2,055		6,324	9		451		6,784

(Increase)/decrease in loans	6,326	(21,144)		(14,818)	547		(2,971)		(17,242)

Proceeds from sale of loans	0	689		689	0		0		689

Capital expenditures for premises and equipment and other intangible assets	(477)	(1,250)		(1,727)	0		(12)		(1,739)

Proceeds from sale of premises and equipment and other intangible assets	0	11		11	0		0		11

Other, net	3	186		189	0		33		222

Net cash provided by/(used in) investing activities of continuing operations	(9,547)	(13,716)		(23,263)	455		(3,164)		(25,972)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(27)	27,651		27,624	(1,514)		1,825		27,935

Increase/(decrease) in short-term borrowings	(21,783)	25,881		4,098	0		0		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	29,310	(22,128)		7,182	0		0		7,182

Issuances of long-term debt	3,395	30,255		33,650	10		574		34,234

Repayments of long-term debt	(9,974)	(26,617)		(36,591)	(489)		(47)		(37,127)

Issuances of common shares	44	(46)		(2)	1,129		0		1,127

Sale of treasury shares	0	615		615	550		10,688		11,853

Repurchase of treasury shares	0	(612)		(612)	(201)		(10,977)		(11,790)

Dividends paid/capital repayments	0	(481)		(481)	(1,560)		93		(1,948)

Other, net	(3,897)	1,118		(2,779)	617		(346)		(2,508)

Net cash provided by/(used in) financing activities of continuing operations	(2,932)	35,636		32,704	(1,458)		1,810		33,056

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(65)	(627)		(692)	567		(508)		(633)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by /(used in) operating activities of discontinued operations	0	25		25	0		0		25

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(1,435)	47,312		45,877	(5)		(766)		45,106

Cash and due from banks at beginning of period	5,133	60,214		65,347	18		102		65,467

Cash and due from banks at end of period	3,698	107,526		111,224	13		(664)		110,573

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend payments from Group companies of CHF 162 million and CHF 188 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2010	Credit Suisse (USA), Inc., consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	26,915	(19,998)		6,917	3,577	[2]	(2,266)		8,228

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	4,967	(6,727)		(1,760)	0		1,662		(98)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(9,985)	(17,556)		(27,541)	0		23		(27,518)

Purchase of investment securities	0	(2,580)		(2,580)	0		(172)		(2,752)

Proceeds from sale of investment securities	0	988		988	0		0		988

Maturities of investment securities	0	3,555		3,555	29		164		3,748

Investments in subsidiaries and other investments	(263)	(1,103)		(1,366)	(68)		(240)		(1,674)

Proceeds from sale of other investments	847	1,308		2,155	5		307		2,467

(Increase)/decrease in loans	98	6,026		6,124	715		(2,869)		3,970

Proceeds from sale of loans	0	817		817	0		0		817

Capital expenditures for premises and equipment and other intangible assets	(510)	(1,170)		(1,680)	0		(9)		(1,689)

Proceeds from sale of premises and equipment and other intangible assets	0	17		17	0		0		17

Other, net	68	146		214	0		61		275

Net cash provided by/(used in) investing activities of continuing operations	(4,778)	(16,279)		(21,057)	681		(1,073)		(21,449)

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(12)	27,475		27,463	(1,767)		695		26,391

Increase/(decrease) in short-term borrowings	5,953	4,981		10,934	0		0		10,934

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(16,158)	9,061		(7,097)	0		0		(7,097)

Issuances of long-term debt	497	55,734		56,231	0		1,679		57,910

Repayments of long-term debt	(6,343)	(43,008)		(49,351)	(465)		(1,574)		(51,390)

Issuances of common shares	0	1,567		1,567	32		(1,590)		9

Sale of treasury shares	0	2,082		2,082	39		22,628		24,749

Repurchase of treasury shares	0	(1,623)		(1,623)	(2,103)		(23,120)		(26,846)

Dividends paid/capital repayments	0	(3,589)		(3,589)	(2,378)		3,167		(2,800)

Excess tax benefits on share based awards	478	130		608	0		7		615

Other, net	(2,850)	(494)		(3,344)	2,395		1,502		553

Net cash provided by/(used in) financing activities of continuing operations	(18,435)	52,316		33,881	(4,247)		3,394		33,028

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(558)	(5,905)		(6,463)	(4)		312		(6,155)

Net cash provided by/(used in) operating activities of discontinued operations (CHF million)

Net cash provided by /(used in) operating activities of discontinued operations	0	(42)		(42)	0		0		(42)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	3,144	10,092		13,236	7		367		13,610

Cash and due from banks at beginning of period	1,989	50,122		52,111	11		(265)		51,857

Cash and due from banks at end of period	5,133	60,214		65,347	18		102		65,467

1 Includes eliminations and consolidation adjustments. 2 Consists of dividend payments from Group companies of CHF 3,063 million and CHF 269 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

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
Scope of consolidation
Under US GAAP, the Group does not consolidate certain entities that issue redeemable preferred securities. Under Swiss GAAP, these entities would continue to be consolidated as the Group holds 100% of the voting rights.

Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Group are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.

Fair value option
Unlike US GAAP, Swiss GAAP generally does not allow the >>>fair value option concept that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. The fair value option permits the use of fair value for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of income.

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

Other issued structured products which are not in the scope of this interpretation or for which fair value accounting is not elected under Swiss GAAP but for which the fair value option is elected under US GAAP continue to be bifurcated for Swiss GAAP purposes. This means that the embedded derivative is carried at fair value and the host contract is accounted for at amortized cost.

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

Loan origination fees
US GAAP requires the deferral of certain fees received upfront in connection with the loan origination for loans not held under the fair value option.
Under Swiss GAAP, only upfront payments or fees that are considered interest-related components are deferred (e.g., premiums and discounts). Fees received from the borrower which are considered service-related fees such as commitment fees, structuring fees and arrangement fees are immediately recognized in commission income.

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

Extinguishment of own debt
Under US GAAP, repurchased or reacquired own debt instruments are extinguished and gains or losses from extinguishment are immediately recognized in other income.
Under Swiss GAAP, repurchased own debt is only extinguished if the respective securities are legally extinguished. Gains or losses from extinguishment of own debt that was accounted for at amortized cost are deferred and amortized over the original term of the repurchased instruments. For reacquired own debt instruments that are not legally extinguished, the repurchased own debt instruments are either held as financial investments at the lower of cost or market or as trading assets at fair value. The carrying value of the repurchased instruments is offset against the respective liability of own debt instruments issued.

Real estate held for investment
Under US GAAP, real estate held for investment is valued at cost less accumulated depreciation and any impairment.
Under Swiss GAAP, real estate held for investment that the Group intends to hold permanently is also valued at cost less accumulated depreciation and any other-than-temporary impairment. If the Group does not intend to hold real estate permanently, it is carried at the lower of cost or market.

Sale and leaseback transactions
Under US GAAP, gains from the sale of property subject to a sale and leaseback agreement are deferred and amortized over the leaseback period.
Under Swiss GAAP, gains from the sale of property subject to a sale and leaseback agreement are only deferred if the provisions of the leaseback contract indicate that the leaseback is a capital lease; if the leaseback contract meets the requirements of an operating lease, such gains are immediately recognized upon sale of the property.

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

Non-marketable equity securities
Under US GAAP, non-marketable equity securities are valued at cost less other-than-temporary impairment or at fair value.
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
Under Swiss GAAP, reserves for general banking risks are recorded as a separate component between liabilities and shareholders’ equity. Reserves for general banking risks are established or released through extraordinary expense and extraordinary income, respectively, or result from the reallocation of provisions which are no longer economically required.

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

The CEO and CFO concluded that, as of December 31, 2012, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2012 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2012.
KPMG AG, the Group’s independent auditors, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2012, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting Firm to the General Meeting of Shareholders of Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries' (the “Group”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group's board of directors and management are responsible for maintaining effective internal control over financial reporting and the Group's management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2012, and our report dated March 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner
Auditor in Charge

Zurich, Switzerland
March 22, 2013

Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution
Report on the conditional increase of share capital

Statements of income
Balance sheets
1 Accounting principles
2 Contingent liabilities
3 Compensation to members of the Executive Board and the Board of Directors
4 Principal participations
5 Own shares held by the company and by group companies
6 Significant shareholders
7 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
8 General reserves
9 Risk assessment

Report of the Statutory Auditor
Report of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholder of Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG (the "Group"), which comprise the balance sheet, income statement and notes for the year ended December 31, 2012.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2012 comply with Swiss law and the Group's articles of incorporation.

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

KPMG AG

Simon Ryder Ralph Dicht
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 22, 2013

Parent company financial statements
Statements of income
in	2012	2011

Income (CHF million)

Dividend income from investments in group companies	272	362

Other financial income	82	156

Gain on sale of noncurrent assets	145	41

Other income	167	195

Total income	666	754

Expenses (CHF million)

Financial expenses	223	167

Compensation and benefits	60	68

Other expenses	43	41

Valuation adjustments, write-offs and provisions	0	2

Tax expense	16	20

Total expenses	342	298

Net income	324	456

Balance sheets
	Reference to notes	end of

		2012	2011

Assets (CHF million)

Cash with group companies		19	13

Receivables from third parties		8	16

Accrued income and prepaid expenses – group companies		161	217

Total current assets		188	246

Investments in group companies	4	38,534	35,005

Long-term loans to group companies		4,459	5,859

Financial investments		51	41

Total noncurrent assets		43,044	40,905

Total assets		43,232	41,151

Liabilities and shareholders' equity (CHF million)

Payables to third parties		25	5

Payables to group companies		3,376	4,310

Accrued expenses and deferred income – third parties		65	71

Accrued expenses and deferred income – group companies		23	67

Total short-term liabilities		3,489	4,453

Long-term loans from group companies		812	2,087

Provisions		312	312

Total long-term liabilities		1,124	2,399

Total liabilities		4,613	6,852

Share capital	7	53	49

General reserves	8	4,810	1,800

Reserves from capital contributions		14,661	13,679

General legal reserves		19,471	15,479

Reserves for own shares	5	3,929	3,929

Free reserves		10,500	10,500

Retained earnings brought forward		4,342	3,886

Net income		324	456

Retained earnings		4,666	4,342

Total shareholders' equity		38,619	34,299

Total liabilities and shareholders' equity		43,232	41,151

Notes to the financial statements
1 Accounting principles
The financial statements of the Group Parent company are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in CHF. The financial year ends on December 31.
2 Contingent liabilities
end of	2012	2011

CHF million

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	51,363	54,056

of which have been entered into on behalf of subsidiaries	51,363	54,056

The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire group.
3 Compensation to members of the Executive Board and the Board of Directors
As required by applicable Swiss law (Article 663b bis and Article 663c, paragraph 3 of the Swiss Code of Obligations), the following disclosure describes compensation paid to and equity holdings of the members of the Board of Directors (Board of Directors) and the members of the Executive Board as well as loans granted to this group of people and persons and companies related to them.

Executive Board compensation
Executive Board compensation for 2012
		Short-term awards

in	Base salary	Unrestricted cash		Value of STI awards		Value of LTI awards		Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]

2012 (CHF million, except where indicated)

13 members [5]	17.75	13.56	[6]	20.95	[7]	15.40	[8]	4.28		2.18		–		74.12

% of total compensation	24%	18%		28%		21%

of which highest paid: Robert Shafir	1.40	0.70		3.50		2.80		1.91	[9]	0.28		–		10.59

% of total compensation	13%	7%		33%		26%

of which CEO: Brady W. Dougan	2.50	0.50		2.50		2.00		0.04		0.23		–		7.77

% of total compensation	32%	6%		32%		26%

1 Other benefits consist of housing allowances, lump sum expenses, child allowances and carried interest. 2 Share awards carry the right to an annual payment equal to the dividend payable on each Group share. The dividend equivalents were paid in respect of awards granted in prior years. 3 During 2012, there were no payments made to Executive Board members for contractual agreements. 4 Does not include CHF 3.9 million of charitable contributions made by the Group for which the CEO and a former Executive Board member are able to make recommendations. 5 Of the 13 members, 5 left the Executive Board during 2012: Karl Landert and Antonio Quintella stepped down from the Executive Board effective April 30, 2012 and May 31, 2012, respectively, and Osama Abbasi, Walter Berchtold and Fawzi Kyriakos-Saad left the Executive Board effective November 30, 2012. The base salary and incentive compensation for these individuals has been pro rated accordingly. These individuals were paid incentive compensation in the form of unrestricted cash and STI awards for their performance in their respective roles on the Executive Board in 2012. 6 Includes pro rated unrestricted cash of CHF 10.2 million paid to the five individuals who left the Executive Board during 2012. 7 All short-term incentive awards for 2012 were granted as performance shares. The applicable Group share price for the performance share awards was CHF 24.62. 8 Long-term incentive awards vest over a five year period, payable on the third, fourth and fifth anniversaries of the grant date. The final value at vesting depends on the achievement of pre-defined performance criteria linked to the average relative total shareholder return and average return on equity. 9 CHF 1.87 million of this amount was granted as carried interest in 2012 (see below). In addition, in connection with his role at the time as CEO of the Asset Management division, in 2008 Mr. Shafir received a carried interest award in certain alternative investment funds. The value realized over time depends on the investment performance of the funds over their lifetime up to fifteen years. The initial value of the award is determined by making assumptions about the return that will be realized on the funds. The aggregate theoretical value of these awards was approximately USD 10 million assuming an estimated 9 percent return on all fund investments over their projected lifetime, and reducing this estimated return by 25 percent to reflect potential underperformance in some of the funds.

2012 total compensation of the CEO and highest paid Executive Board member
For CEO Brady Dougan, the Compensation Committee evaluated the performance of the Group as well as the performance of the Executive Board. In recommending the incentive compensation to the Board of Directors for Mr. Dougan, the Compensation Committee considered the improved financial position of the Group in 2012, reflected in an underlying pre-tax income of CHF 5.0 billion, more than double the CHF 2.4 billion in the prior year. In addition, the Compensation Committee considered the achievement of targets and the significant progress made in transitioning the business to the new regulatory and market environment and to meeting challenging new capital requirements, that came into effect in January 2013 with the implementation of Basel III in Switzerland. In particular, the Compensation Committee acknowledged that by year-end 2012 as compared to 2011, the Group reduced Basel III risk-weighted assets by CHF 55 billion to CHF 285 billion, reduced its balance sheet by CHF 125 billion, achieved a 9.0% Look-through Swiss Core Capital ratio and improved its leverage ratio (up to 5.8% from 4.6%). The Compensation Committee also recognized the steady progress made towards meeting the Group’s challenging CHF 4.4 billion run-rate cost reduction target by year-end 2015, and the successful transformation of the Group’s businesses, including the creation of an integrated Private Banking & Wealth Management division and the changes and realignment measures implemented within the Investment Banking business. Given the strong performance of Mr. Dougan during 2012 and his achievements in positioning the firm for the future, the Board of Directors decided upon the recommendation by the Compensation Committee to award Mr. Dougan unrestricted cash of CHF 0.5 million, an STI award of CHF 2.5 million and an LTI award of CHF 2.0 million, which were regarded as appropriate award levels in the current environment.

The highest paid member of the Executive Board in 2012 was Robert Shafir. For 2012, Mr. Shafir was awarded unrestricted cash of CHF 0.7 million, an STI award of CHF 3.5 million and an LTI award of CHF 2.8 million. Mr. Shafir’s incentive compensation in 2012 was awarded in consideration of his continued strong performance. The Compensation Committee noted that, in particular, Mr. Shafir had successfully repositioned the former Asset Management division while improving financial results through higher net revenues and lower total operating expenses. He also assumed the role of CEO for the Americas, in addition to his role as Head of the Asset Management division, after Mr. Antonio Quintella left the Executive Board in May 2012. In addition, for 2012 Mr. Shafir was granted a carried interest in certain alternative investment funds in the Asset Management business with a value of CHF 1.87 million. This award was granted to align Mr. Shafir with the overall special capital program where he is required to restructure the Asset Management business. Carried interest is a participation in the investment performance of a private equity or hedge fund portfolio, the value of which will vary significantly depending on the performance of the underlying portfolio.

Other aspects of Executive Board compensation
Charitable contributions
As in the prior three years, a portion of the Executive Board incentive compensation pool for 2012 was approved by the Compensation Committee to fund charitable contributions by the Group. The total amount approved for charitable contributions was CHF 3.9 million for 2012. The contributions will benefit eligible registered charities. The CEO and a former Executive Board member are able to make recommendations in respect of the allocation of the 2012 contributions to various specific charities.

Minimum share ownership requirements
The Group applies minimum share ownership requirements for members of the Executive Board and members of the divisional and regional management committees as follows:
– CEO: 350,000 shares;
– Other Executive Board members: 150,000 shares;
– Executives responsible for Private Banking & Wealth Management and Investment Banking: 50,000 shares; and
– Executives responsible for Shared Services functions: 20,000 shares.
The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share awards. All affected executive employees are restricted from selling shares (including vested share awards) until they meet the minimum share ownership requirements. The Group prohibits all employees from entering into transactions to hedge the value of unvested share awards. Pledging of unvested share awards by Executive Board members is also not permitted unless expressly approved by the Compensation Committee.

Executive Board compensation for 2011
in	Base salary	Unrestricted cash		Value of share awards		Value of PAF2 awards		Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]

2011 (CHF million, except where indicated)

13 members	19.38	–	[5]	32.83	[6]	12.48	[7]	2.66		2.85		–		70.20

% of total compensation	28%			47%		18%

of which highest paid: Robert S. Shafir	1.32	–		4.39		2.37		0.02		0.40		–		8.50

% of total compensation	16%			52%		28%

of which CEO: Brady W. Dougan	2.50	–		3.00		–		0.02		0.30		–		5.82

% of total compensation	43%			52%

1 Other benefits consist of housing allowances, lump sum expenses and child allowances. 2 Share awards carry the right to an annual payment equal to the dividend of one Group share. The dividend equivalents were paid in respect of awards granted in prior years. 3 During 2011, there were no payments made to Executive Board members for contractual agreements. 4 Does not include CHF 13 million of charitable contributions made by the Group for which certain Executive Board members, including the CEO, were able to make recommendations. 5 As of December 31, 2011, no members of the Executive Board received unrestricted cash. 6 Includes CHF 22.8 million of performance share awards; the applicable Group share price was CHF 21.90. 7 The value of the 2011 Partner Asset Facility was the fair value as of the grant date of March 1, 2012.

Contract lengths, change of control and termination provisions
All members of the Executive Board have employment contracts with the Group. The contracts do not specify a contract length and are valid until terminated. Members of the Executive Board are required by contract to give six months’ notice of termination of employment. The Group must also give members of the Executive Board six months’ notice of termination of employment.

There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for payments or benefits in connection with termination of employment that are not generally available to other employees of the Group. For example, in the event of a termination of employment, pre-defined conditions apply to the balances of outstanding compensation awards, depending on whether the termination of employment was voluntary, involuntary or the result of a change in control.

In the case of a change in control, the treatment of outstanding awards for all employees, including Executive Board members, will be determined by the Compensation Committee or the Board of Directors. In the case of a change in control, there are no provisions in the employment contracts of Executive Board members that require the payment of any type of extraordinary benefits, including special severance awards.

In the event of the termination of the employment of an Executive Board member without cause, there are no pre-arranged contractual rights to a severance payment. Nonetheless, the amount and terms of a severance payment may be agreed between the Group and the respective Executive Board member.

Former Executive Board members
During 2012, five individuals left the Executive Board. As of December 31, 2012, all five individuals continued to be employed by the Group. Agreements were entered into with four of the individuals to terminate their employment during 2013.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Number of unvested ISUs	Number of unvested SISUs	Number of options		Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)

December 31, 2012

Brady W. Dougan	906,929		666,068	1,572,997	–	76,102	–		18,945,613	19,815,939

Romeo Cerutti	80,279		320,261	400,540	–	23,272	–		8,446,679	9,172,331

Tobias Guldimann	57,763		375,725	433,488	–	29,090	–		9,964,935	10,808,561

David R. Mathers	0		461,439	461,439	–	15,130	1,095	[2]	11,174,895	12,724,392

Hans-Ulrich Meister	178,198		550,776	728,974	–	46,546	–		14,848,594	15,948,497

Robert S. Shafir	387,544		736,377	1,123,921	–	62,320	–		19,807,159	21,325,210

Pamela A. Thomas-Graham	4,583		239,137	243,720	–	14,382	–		6,342,875	6,768,957

Eric M. Varvel	62,169		454,785	516,954	–	55,470	–		13,996,715	13,623,809

Total	1,677,465	[3]	3,804,568	5,482,033	–	322,312	1,095		103,527,465	110,187,696

December 31, 2011

Brady W. Dougan	870,586		117,754	988,340	–	114,153	–		12,538,963	5,118,187

Osama S. Abbasi	233,801		75,354	309,155	3,771	44,232	–		6,218,957	2,804,282

Walter Berchtold	700,040		157,005	857,045	42,023	106,473	–		15,093,404	7,653,886

Romeo Cerutti	37,543		66,426	103,969	7,260	34,908	–		5,343,325	2,554,139

Tobias Guldimann	20,124		66,426	86,550	8,399	43,635	–		5,968,402	2,796,587

Fawzi Kyriakos-Saad	199,942		75,354	275,296	35,973	34,425	–		6,667,886	3,997,001

Karl Landert	96,248		66,426	162,674	34,039	45,381	–		6,967,319	3,957,127

David R. Mathers	16,420		78,503	94,923	17,588	22,695	14,960	[4]	5,547,285	3,003,091

Hans-Ulrich Meister	46,676		108,696	155,372	39,751	69,819	–		10,554,425	5,679,330

Antonio C. Quintella	112,323		37,677	150,000	–	–	–		1,559,828	831,531

Robert S. Shafir	190,489		127,522	318,011	84,480	93,480	–		14,460,480	8,574,359

Pamela A. Thomas-Graham	4,583		46,372	50,955	–	21,573	–		3,368,158	1,499,546

Eric M. Varvel	0		139,810	139,810	39,183	83,205	–		12,721,715	6,636,589

Total	2,528,775		1,163,325	3,692,100	312,467	713,979	14,960		107,010,147	55,105,655

1    Includes shares that were initially granted as deferred compensation and have vested.   2    Consists of options with an expiration date of January 22, 2013 and an exercise price of
CHF 30.60. 3 In addition to the number of owned shares shown, the following Executive Board members held an aggregate number of 2,320 mandatory and contingent convertible securities (MACCS): Brady Dougan (1,336), Romeo Cerutti (60), Hans-Ulrich Meister (262), Robert Shafir (571), Eric Varvel (91); these securities are convertible into an aggregate number of 143,033 shares on March 29, 2013 at a conversion price of CHF 16.29, with settlement and delivery of shares in early April 2013. 4 Consists of 1,095 options with an expiration date of January 22, 2013 and an exercise price of CHF 30.60 and 13,865 options with an expiration date of December 3, 2012 and an exercise price of CHF 34.10.

Generally, former members of our most senior executive body who no longer provide services to the Group upon their request are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. Except as described above, no additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group or related parties during 2012.

Executive Board shareholdings and loans
Executive Board shareholdings
The shareholdings as disclosed in the table below include the holdings of the respective members of the Executive Board, their immediate family members and companies where they have a controlling interest. The unvested share-based awards do not include awards granted after December 31, 2012. The increase in the number of unvested share awards at the end of 2012 compared to 2011 was due to the decision by all the Executive Board members to convert into share-based awards all of their unvested cash-based Adjustable Performance Plan awards from 2010 and 2009, and the share-based awards granted in 2012 for 2011. The voluntary conversion option was offered to all employees holding cash Adjustable Performance Plan awards in the context of the capital strengthening measures announced in July 2012.

The value of share-based compensation awards granted to members of the Executive Board in prior years, but not yet fully vested, varies depending on the Group share price and other factors influencing the >>>fair value of the award. The table “Executive Board holdings and values of deferred share-based awards by individual” shows the value of the unvested share-based compensation awards held by members of the Executive Board as of December 31, 2012. The aggregate cumulative value of these unvested share-based awards as of December 31, 2012 was 6% higher compared to the value of the awards as of their respective grant dates.

As a result of the conversion of the Adjustable Performance Plan cash awards to share awards during 2012, the remaining cash-based deferred compensation awards granted to certain Executive Board members in prior years are the 2008 Partner Asset Facility (PAF) and the 2011 Partner Asset Facility (PAF2) awards. The aggregate value of such cash-based awards at their grant dates was CHF 12.2 million compared to a value CHF 20.1 million as of December 31, 2012. The value of these awards varies depending upon the value of the underlying portfolios linked to the PAF and PAF2 awards and the length of the remaining deferral period.

Executive Board loans
A large majority of loans outstanding to members of the Executive Board are mortgages or loans against securities. Such loans are made on the same terms available to employees pursuant to widely available employee benefit plans. As of December 31, 2012, 2011 and 2010, outstanding loans to the members of the Executive Board amounted to CHF 8 million, CHF 22 million and CHF 18 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2012 was six and three, respectively, and the highest loan outstanding was CHF 4 million to Eric Varvel.

All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, fixed-rate mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees, and did not involve more than the normal risk of collectability or present other unfavorable features.

Board of Directors compensation
Compensation to members of the Board of Directors is set in accordance with the Articles of Association, the Group’s Organizational Guidelines and Regulations and the Compensation Committee Charter. The annual compensation paid to members of the Board of Directors is set by the Board of Directors based on the recommendation of the Compensation Committee. All members of the Board of Directors receive a base board fee plus a committee fee or an additional fee that reflects the respective Board of Directors member’s role, time commitment and scope of responsibility on the Board of Directors. The full-time Chairman of the Board of Directors, the Vice-Chairman of the Board of Directors and the three committee chairmen assume the greatest responsibility and dedicate the most time in fulfilling their board duties. As such, these individuals receive a higher annual base board fee than other board members and may receive additional fees which vary according to their specific role. The base and committee fee amounts are set by the Board upon recommendation of the Compensation Committee for the 12-month period from the current Annual General Meeting (AGM) to the following year’s AGM. Fees paid to Board of Directors members are in the form of cash and Group shares, which are blocked from being sold for a period of four years. By compensating Board of Directors members to a significant degree in the form of blocked Group shares, we ensure alignment of their interests with the interests of our shareholders.

Members of the Board of Directors without designated leadership responsibilities (ten individuals) each received an annual base board fee for 2012 of CHF 250,000 and an annual committee fee for serving on the Audit, Risk or Compensation Committees. The committee fees were CHF 150,000 for the Audit Committee, CHF 100,000 for the Risk Committee and CHF 100,000 for the Compensation Committee. Members of the Chairman’s and Governance Committee do not receive a committee fee.

Board of Directors compensation for 2012
in	Base board fee	Committee fee	Additional fees	[1]	Other compen- sation categories	[2]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[3]

2012/2013 (CHF)

Urs Rohner, Chairman [4]	2,500,000	–	2,500,000		234,881		5,234,881	3,984,881	76%	1,250,000	24%	50,772

Peter Brabeck-Letmathe, Vice-Chairman [5]	400,000	–	–		–		400,000	200,000	50%	200,000	50%	9,026

Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	5,641

Robert H. Benmosche [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Iris Bohnet [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Noreen Doyle [5]	250,000	100,000	182,600		–		532,600	357,600	67%	175,000	33%	7,898

Jean-Daniel Gerber [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	9,026

Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Andreas N. Koopmann [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Jean Lanier [5]	250,000	250,000	–		–		500,000	250,000	50%	250,000	50%	11,282

Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	7,898

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	–	400,000		–		750,000	522,500	70%	227,500	30%	9,241

David W. Syz [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	9,026

Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	20,309

John Tiner, Chairman of the Audit Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	20,309

Total	6,550,000	1,150,000	5,082,600		234,881		13,017,481	8,514,981	65%	4,502,500	35%	192,020

1 Includes the additional fees for the full-time Chairman and the three committee chairmen as well as the additional fees paid to Noreen Doyle in 2012 as a non-executive director of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities Europe Limited. The additional fees of CHF 182,600 for Noreen Doyle corresponded to the annual fees of GBP 125,000 which Noreen Doyle received in 2012 as a non-executive director (annual fee of GBP 100,000) and audit committee chair (additional fee of GBP 25,000) of Credit Suisse International and Credit Suisse Securities Europe Limited. 2 Other compensation for the Chairman included lump sum expenses, child and health care allowances and pension benefits. 3 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 4 The Chairman and the three committee chairmen received an annual base board fee paid in cash. They also received additional fees paid in cash and/or share awards as determined by the Board in the course of the regular compensation process. The additional fees awarded to these four individuals for 2012 were paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 24.62. 5 Except for the Chairman and the three committee chairmen, members of the Board were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 26, 2012 to April 27, 2013. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for each of the Risk and Compensation Committees. For 2012, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2012 annual general meeting was CHF 22.16.

Compensation of the Chairman of the Board of Directors
The Chairman of the Board of Directors is paid a base board fee plus an additional fee, which is proposed by the Compensation Committee and approved by the Board of Directors. The additional fee awarded to the Chairman can vary from year to year, depending on Group and individual performance. The base board and the additional fee awarded to the Chairman reflect his full-time status and active role taken in shaping the Group’s strategy, governing the Group’s affairs and representing the Group vis-à-vis shareholders. The Chairman coordinates the work within the Board of Directors, works with the committee chairmen to coordinate the tasks of the committees and ensures that Board of Directors members are provided with sufficient information for performing their duties. In particular, the Chairman of the Board of Directors drives the Board of Directors agenda and key Board of Directors topics, especially regarding the strategic development of the Group, succession planning, structure and organization of the Group, as well as compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board of Directors, the Chairman’s and Governance Committee and the shareholder meetings, leads the Group’s corporate governance and takes an active role in representing the Group to the key shareholders, investors, regulators and supervisors, industry associations and other stakeholders.

For 2012, Chairman Urs Rohner received total compensation of CHF 5.2 million, of which CHF 2.5 million was the base board fee, CHF 2.5 million was additional fees and CHF 0.2 million was other compensation, consisting mainly of pension-related benefits. Of the CHF 5.2 million, CHF 4.0 million was awarded in cash and CHF 1.2 million was awarded in Group shares, blocked for a period of four years. For the prior year, Urs Rohner received total compensation of CHF 4.3 million, for his successive roles as Vice-Chairman and Chairman, which he assumed at the AGM in April of 2011. The total compensation awarded to the Chairman for 2012 reflects the improved financial position of the Group and Urs Rohner’s performance under difficult circumstances as evaluated by the Compensation Committee. In particular, it is in recognition of Mr. Rohner’s leadership of the Board of Directors, his impact in closely steering and monitoring the strategic development of the Group, including the alignment of business structure and organization to the new regulatory requirements, as well as his active engagement with key stakeholders and regulators and representation of the Group in a variety of industry associations.

Compensation of the Vice-Chairman of the Board of Directors and the committee chairmen
Peter Brabeck-Letmathe, in the role of Vice-Chairman, received an annual base board fee of CHF 400,000 but no committee or additional fees. Aziz R.D. Syriani, Richard E. Thornburgh and John Tiner, each in the role of committee chairman, received an annual base board fee plus an additional fee, which reflects the greater responsibility and time commitment required to perform the role of a committee chairman. The annual base board fee for the chairmen of the Audit and Risk Committees for 2012 was CHF 400,000 and the annual base board fee for the chairman of the Compensation Committee was CHF 350,000. The base board fees for the committee chairmen are set by the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. The additional fees awarded to the three committee chairmen may vary from year to year, according to their overall time commitment, and are determined and paid for the current year, in alignment with the annual variable compensation cycle. The additional fees paid to the Audit and Risk Committee chairmen, who also serve on other committees as regular members, reflect the additional time commitment required to serve as regular members on such committees, which they do not chair.

Former members of the Board of Directors
Three former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to current or former members of the Board of Directors or related parties during 2012.

Board of Directors compensation for 2011
in	Base board fee	Committee fee	Compen- sation for functional duties		Other compen- sation categories	[1]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[2]

2011/2012 (CHF)

Urs Rohner, Chairman [3,4]	2,100,000	–	2,000,000		234,881		4,334,881	3,334,881	77%	1,000,000	23%	45,663

Hans-Ulrich Doerig, former Chairman [3]	750,000	–	666,667		–		1,416,667	1,416,667	100%	–	–	–

Peter Brabeck-Letmathe, Vice-Chairman	400,000	–	–		–		400,000	200,000	50%	200,000	50%	5,088

Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	3,180

Robert H. Benmosche [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Noreen Doyle [5,6]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Andreas N. Koopmann [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Jean Lanier [5]	250,000	250,000	–		–		500,000	250,000	50%	250,000	50%	6,360

Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	4,452

Aziz R.D. Syriani, Chairman of the Compensation Committee [4]	350,000	–	400,000		–		750,000	522,500	70%	227,500	30%	10,389

David W. Syz [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	5,088

Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	22,832

John Tiner, Chairman of the Audit Committee [4]	400,000	–	666,666	[7]	–		1,066,666	733,333	69%	333,333	31%	15,221

Peter F. Weibel [5]	250,000	150,000	465,000	[7]	–		865,000	665,000	77%	200,000	23%	5,088

Total	6,650,000	1,050,000	5,198,333		234,881		13,133,214	9,222,381	70%	3,910,833	30%	141,169

1 Other compensation included lump sum expenses, child and health care allowances and pension benefits. 2 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period. 3 Hans-Ulrich Doerig and Urs Rohner served in the roles of full-time Chairman and full-time Vice Chairman, respectively, from January 2011 until the AGM in April 2011. As of the 2011 AGM, Urs Rohner succeeded Hans-Ulrich Doerig in the role of full-time Chairman. 4 Members of the Board with functional duties received an annual base board fee paid in cash. In addition, they received variable compensation paid in cash and/or share awards as determined by the Board in the course of the regular management compensation process. Generally, variable compensation awarded for 2011 was paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 21.90. 5 Members of the Board without functional duties were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 29, 2011 to April 27, 2012. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for the Risk and Compensation Committees. For 2011, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2011 AGM was CHF 39.31. 6 In July 2011, Noreen Doyle was appointed as a non-executive director and audit committee chair of the Group’s UK subsidiaries Credit Suisse International and Credit Suisse Securities Europe Limited and was paid a total of GBP 50,000 in fees. 7 Peter F. Weibel was the Chairman of the Audit Committee until the 2011 annual general meeting, at which time John Tiner took over the role.

Board of Directors shareholdings and loans
Board of Directors shareholdings
The shareholdings as disclosed in the following table include the holdings of the respective members of the Board of Directors, their immediate family members and companies in which they have a controlling interest. As of December 31, 2012, there were no Board of Directors members with outstanding options.

Board of Directors shareholdings by individual
in	2012		2011

December 31 (shares) [1]

Urs Rohner	244,422		221,056

Peter Brabeck-Letmathe	120,999		108,820

Jassim Bin Hamad J.J. Al Thani	11,790		5,696

Robert H. Benmosche	30,872		23,304

Iris Bohnet	7,898		–

Noreen Doyle	41,324		31,837

Jean-Daniel Gerber	9,826		–

Walter B. Kielholz	292,424		281,891

Andreas N. Koopmann	30,469		21,400

Jean Lanier	43,881		30,912

Anton van Rossum	48,598		38,831

Aziz R.D. Syriani	76,774		66,385

David W. Syz	92,745		81,193

Richard E. Thornburgh	218,456		283,600

John Tiner	24,799		8,625

Total	1,295,277	[2]	1,203,550	[3]

1    Includes Group shares that are subject to a blocking period of up to four years.   2    In addition to the shareholdings shown, the following Board members held an aggregate number of 1,519 mandatory and contingent convertible securities (MACCS): Urs Rohner (395), Peter Brabeck-Letmathe (175), Jassim Bin Hamad J.J. Al Thani (17), Iris Bohnet (11), Walter Kielholz (431), Andreas Koopmann (44), Aziz Syriani (113), Richard Thornburgh (297) and John Tiner (36); these securities are convertible into an aggregate number of 93,247 shares on March 29, 2013 at a conversion price of CHF 16.29, with settlement and delivery of shares in early April 2013.   3    Excludes 72,232 shares held by Peter Weibel as of December 31, 2011, who stepped down from the Board as of
April 27, 2011.

Board of Directors loans
A large majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. As of December 31, 2012, 2011 and 2010, outstanding loans to the members of the Board of Directors amounted to CHF 40 million, CHF 34 million and CHF 35 million, respectively.

Members of the Board of Directors with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Members of the Board of Directors who were previously employees of the Group may still have outstanding loans, which were extended to them at the time that employee conditions applied to them. Unless otherwise noted, all loans to members of the Board of Directors were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current members of the Board have a significant influence as defined by the US Securities and Exchange Commission, such as holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2012, 2011 and 2010, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.

Board of Directors loans by individual
in	2012	2011

December 31 (CHF)

Urs Rohner	5,034,157	5,090,650

Peter Brabeck-Letmathe	27,520,527	15,833,928

Walter B. Kielholz	4,200,000	5,050,000

Andreas N. Koopmann	2,775,000	2,775,000

David W. Syz	1,500,000	1,500,000

Richard E. Thornburgh	0	14,266

Total [1]	41,029,684	30,263,844	[2]

1 Includes loans to immediate family members. 2 Excludes a loan of CHF 3,950,000 held by Peter Weibel as of December 31, 2011, who stepped down from the Board as of April 27, 2011.

Banking relationships
> Refer to “Banking relationships” and “Related party transactions in Note 28 – Related parties in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s principal participations.

4 Principal participations
> Refer to “Note 38 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s principal participations.

5 Own shares held by the company and by group companies
	2012		2011

	Share equivalents	CHF million	Share equivalents	CHF million

At beginning of financial year

Physical holdings [1]	4,010,074	89	12,228,377	461

Holdings, net of pending obligations	1,718,838	38	(85,968)	(3)

At end of financial year

Physical holdings [1]	27,036,831	602	4,010,074	89

Holdings, net of pending obligations	167,682	4	1,718,838	38

1 Representing 2.0%, 0.3% and 1.0% of issued shares as of December 31, 2012, 2011 and 2010, respectively.

6 Significant shareholders
> Refer to “Note 3 – Business developments and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information.

7 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
	No. of registered shares		Par value in CHF	No. of registered shares	Par value in CHF

Share capital as of December 31, 2011				1,224,333,062	48,973,323

Conditional capital

Warrants and convertible bonds

AGM of April 24, 2009	100,000,000		4,000,000

Subscriptions in 2011	(16,493,873)		(659,755)

AGM of April 29, 2011 – increase	400,000,000		16,000,000

Remaining capital	483,506,127	[1]	19,340,245

Staff shares

AGM of May 4, 2007	96,509,721		3,860,389

Subscriptions in 2007–2011	(36,214,871)		(1,448,595)

Subscriptions in 2012	(38,812,660)		(1,552,506)	38,812,660	1,552,506

Remaining capital	21,482,190		859,288

Staff shares (Donaldson, Lufkin & Jenrette option programs)

AGM of May 4, 2007	7,290,153		291,606

Subscriptions in 2007–2011	(2,250,057)		(90,002)

Board meeting of February 8, 2012 – cancellation	(5,040,096)		(201,604)

Remaining capital	–		–

Conversion capital

AGM of April 27, 2012	200,000,000		8,000,000

Remaining capital	200,000,000	[2]	8,000,000

Authorized capital

Acquisitions of companies/participations

AGM of April 29, 2011	100,000,000		4,000,000

AGM of April 27, 2012 – increase	50,000,000		2,000,000

Scrip dividend in May 2012	(24,195,537)		(967,821)	24,195,537	967,821

Acquisition of Credit Suisse Hedging-Griffo Investimentos S.A. in July 2012	(33,488,663)		(1,339,547)	33,488,663	1,339,547

Remaining capital	92,315,800	[3]	3,692,632

Share capital as of December 31, 2012				1,320,829,922	52,833,197

1 400.0 million registered shares reserved for Buffer Capital Notes and 83.5 million registered shares reserved for mandatory and contingent convertible securities. 2 98.9 million registered shares reserved for Buffer Capital Notes and 50.0 million registered shares reserved for mandatory and contingent convertible securities. 3 66.5 million registered shares reserved for mandantory and contingent convertible securities.

8 General reserves
The increase of CHF 3,010 million in general reserves represents the proceeds received in connection with the issuance of mandatory and contingent convertible securities in July 2012. In early April 2013, after the conversion of the securities and the issuance of the shares, the amount of CHF 3,010 million will be transferred to share capital (CHF 8 million / par value for newly issued shares) and to reserves from capital contributions (CHF 3,002 million / capital surplus for newly issued shares).

9 Risk assessment
> Refer to “Note 42 – Risk assessment” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s risk assessment in accordance with the Swiss Code of Obligations.

Proposed appropriation of retained earnings and capital distribution
Proposed appropriation of retained earnings
end of	2012

Retained earnings (CHF million)

Retained earnings brought forward	4,342

Net income	324

Retained earnings available for appropriation	4,666

To be carried forward	4,666

Total	4,666

Proposed distribution against reserves from capital contributions
end of	2012

Reserves from capital contributions (CHF million)

Balance at beginning of year	13,679

Capital surplus for issued shares	1,926

Capital distribution	(944)

Balance at end of year	14,661

Distribution of CHF 0.10 per registered share in cash [1]	(154)

Distribution of new shares (stock dividend) [1,2]	(2)

Balance after distribution	14,505

1 1,320.7 million registered shares – net of own shares held by the company – at December 31, 2012 plus 18.8 million shares issued for share-based compensation in early 2013 and 200.0 million shares to be issued in connection with the conversion of mandatory and contingent convertible securities on March 29, 2013 with settlement and delivery of shares in early April 2013. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and activities in own shares. 2 Represents transfer of CHF 0.04 par value per newly issued share to share capital.

Report on the conditional increase of share capital
Confirmation to the Board of Directors relating to the Conditional Increase of Share Capital of Credit Suisse Group AG, Zurich
We have been engaged to audit the issuance of new shares during the period from 1 January 2012 to 31 December 2012 according to the resolutions of the general meeting of shareholders from 29 September 2000 in accordance with article 653f para. 1 CO.

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

In our opinion, the issuance of 38,812,660 registered shares with nominal value of CHF 0.04 each and a total nominal value of CHF 1,552,506.40 complies with Swiss law and the articles of incorporation.

KPMG AG

Simon Ryder Ralph Dicht
Licensed Audit Expert Licensed Audit Expert

Zurich, 6 February 2013

Consolidated financial statements – Credit Suisse (Bank)
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
Report of the Independent Registered Public Accounting Firm

Consolidated statements of operations
Consolidated statements of comprehensive income
Consolidated balance sheets
Consolidated balance sheets (continued)
Consolidated statements of changes in equity
Consolidated statements of changes in equity (continued)
Consolidated statements of changes in equity (continued)
Consolidated statements of cash flows
Consolidated statements of cash flows (continued)
Supplemental cash flow information
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
20 Other intangible assets
21 Other assets and other liabilities
22 Deposits
23 Long-term debt
24 Accumulated other comprehensive income
25 Tax
26 Employee deferred compensation
27 Related parties
28 Pension and other post-retirement benefits
29 Derivatives and hedging activities
30 Guarantees and commitments
31 Transfers of financial assets and variable interest entities
32 Financial instruments
33 Assets pledged and collateral
34 Capital adequacy
35 Litigation
36 Significant subsidiaries and equity method investments
37 Significant valuation and income recognition differences between US GAAP and Swiss GAAP bank law (true and fair view)
38 Risk assessment

Report of the Independent Registered Public Accounting Firm
Credit Suisse AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Bank's management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 22, 2013 expressed an unqualified opinion on the effectiveness of the Bank's internal control over financial reporting.

KPMG AG

Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner
Auditor in Charge

Zurich, Switzerland
March 22, 2013

[this page intentionally left blank]

Consolidated financial statements
Consolidated statements of operations
	Reference to notes	in

		2012	2011	2010

Consolidated statements of operations (CHF million)

Interest and dividend income	6	21,559	22,437	24,985

Interest expense	6	(14,742)	(16,423)	(18,795)

Net interest income	6	6,817	6,014	6,190

Commissions and fees	7	12,898	12,674	13,819

Trading revenues	8	1,328	4,740	9,214

Other revenues	9	2,490	1,759	1,310

Net revenues		23,533	25,187	30,533

Provision for credit losses	10	88	123	(121)

Compensation and benefits	11	12,446	13,188	14,701

General and administrative expenses	12	7,268	7,407	7,296

Commission expenses		1,758	1,968	2,121

Total other operating expenses		9,026	9,375	9,417

Total operating expenses		21,472	22,563	24,118

Income from continuing operations before taxes		1,973	2,501	6,536

Income tax expense	25	478	459	1,307

Income from continuing operations		1,495	2,042	5,229

Income/(loss) from discontinued operations, net of tax	4	0	0	(19)

Net income		1,495	2,042	5,210

Net income/(loss) attributable to noncontrolling interests		(600)	901	802

Net income attributable to shareholder		2,095	1,141	4,408

of which from continuing operations		2,095	1,141	4,427

of which from discontinued operations		0	0	(19)

Consolidated statements of comprehensive income
in	2012	2011	2010

Comprehensive income (CHF million)

Net income	1,495	2,042	5,210

Gains/(losses) on cash flow hedges	7	(32)	22

Foreign currency translation	(1,233)	(293)	(3,607)

Unrealized gains/(losses) on securities	(43)	(3)	13

Actuarial gains/(losses)	58	142	(111)

Net prior service cost	(1)	(1)	(1)

Other comprehensive income/(loss), net of tax	(1,212)	(187)	(3,684)

Comprehensive income	283	1,855	1,526

Comprehensive income/(loss) attributable to noncontrolling interests	(811)	940	(432)

Comprehensive income attributable to shareholder	1,094	915	1,958

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of

		2012	2011

Assets (CHF million)

Cash and due from banks		61,376	111,224

of which reported at fair value		569	–

of which reported from consolidated VIEs		1,750	1,396

Interest-bearing deposits with banks		3,719	4,193

of which reported at fair value		627	405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	183,446	236,935

of which reported at fair value		113,664	158,673

of which reported from consolidated VIEs		117	19

Securities received as collateral, at fair value		30,045	30,191

of which encumbered		17,767	20,447

Trading assets, at fair value	14	256,602	279,748

of which encumbered		70,948	73,749

of which reported from consolidated VIEs		4,697	6,399

Investment securities	15	1,939	3,652

of which reported at fair value		1,939	3,650

of which reported from consolidated VIEs		23	41

Other investments	16	11,816	12,915

of which reported at fair value		8,892	9,552

of which reported from consolidated VIEs		2,289	2,346

Net loans	17	227,498	219,434

of which reported at fair value		20,000	20,693

of which encumbered		535	471

of which reported from consolidated VIEs		6,053	5,940

allowance for loan losses		(721)	(722)

Premises and equipment	18	5,416	6,990

of which reported from consolidated VIEs		546	609

Goodwill	19	7,510	7,700

Other intangible assets	20	243	280

of which reported at fair value		43	70

Brokerage receivables		45,768	43,445

Other assets	21	72,782	78,080

of which reported at fair value		37,259	35,666

of which encumbered		1,495	2,255

of which reported from consolidated VIEs		14,508	13,001

Total assets		908,160	1,034,787

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of

		2012	2011

Liabilities and equity (CHF million)

Due to banks	22	30,574	40,077

of which reported at fair value		3,431	2,737

Customer deposits	22	297,690	304,130

of which reported at fair value		4,626	4,583

of which reported from consolidated VIEs		247	221

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	132,721	176,559

of which reported at fair value		108,784	136,483

Obligation to return securities received as collateral, at fair value		30,045	30,191

Trading liabilities, at fair value	14	91,091	127,809

of which reported from consolidated VIEs		125	1,286

Short-term borrowings		14,838	26,116

of which reported at fair value		4,513	3,547

of which reported from consolidated VIEs		5,779	6,141

Long-term debt	23	146,997	161,353

of which reported at fair value		64,774	68,036

of which reported from consolidated VIEs		14,532	14,858

Brokerage payables		64,676	68,034

Other liabilities	21	57,367	62,167

of which reported at fair value		26,799	30,942

of which reported from consolidated VIEs		1,164	745

Total liabilities		865,999	996,436

Common shares / Participation certificates		4,400	4,400

Additional paid-in capital		28,686	24,134

Retained earnings		13,637	11,824

Accumulated other comprehensive income/(loss)	24	(11,956)	(10,955)

Total shareholder's equity		34,767	29,403

Noncontrolling interests		7,394	8,948

Total equity		42,161	38,351

Total liabilities and equity		908,160	1,034,787

end of	2012	2011

Additional share information

Par value (CHF)	100.00	100.00

Issued shares	43,996,652	43,996,652

Shares outstanding [1]	43,996,652	43,996,652

1 The Bank's total share capital is fully paid and consists of 43,996,652 registered shares with nominal value of CHF 100 per share. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests		Total equity

2012 (CHF million)

Balance at beginning of period	4,400	24,134		11,824	0		(10,955)	29,403	8,948		38,351

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	252		–	–		–	252	(90)		162

Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(875)		(875)

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	240		240

Net income/(loss)	–	–		2,095	–		–	2,095	(589)	[4]	1,506

Total other comprehensive income/(loss), net of tax	–	–		–	–		(1,001)	(1,001)	(211)		(1,212)

Share-based compensation, net of tax	–	889	[5]	–	–		–	889	–		889

Dividends on share-based compensation, net of tax	–	(50)		–	–		–	(50)	–		(50)

Dividends paid	–	–		(267)	–		–	(267)	(54)		(321)

Changes in redeemable noncontrolling interests	–	(7)	[6]	–	–		–	(7)	–		(7)

Change in scope of consolidation	–	–		–	–		–	–	25		25

Other	–	3,468	[7]	(15)	–		–	3,453	–		3,453

Balance at end of period	4,400	28,686		13,637	0		(11,956)	34,767	7,394		42,161

1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 Net income/(loss) attributable to noncontrolling interests excludes CHF 11 million due to redeemable noncontrolling interests. 5 Includes a net tax benefit of CHF 30 million from the excess fair value of shares delivered over recognized compensation expense. 6 Represents the accrued portion of the redemption value of redeemable noncontrolling interests in Credit Suisse Hedging-Griffo Investimentos S.A. Refer to "Note 30 - Guarantees and commitments" for further information. 7 Represents a capital contribution from Credit Suisse Group AG to Credit Suisse AG following the issuance of mandatory and contingent convertible securities in July 2012 by the Group.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity

2011 (CHF million)

Balance at beginning of period	4,400	24,993	11,105	0	(10,729)	29,769	11,381	41,150

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(5)	–	–	–	(5)	4	(1)

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3,369)	(3,369)

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	544	544

Net income/(loss)	–	–	1,141	–	–	1,141	852	1,993

Total other comprehensive income/(loss), net of tax	–	–	–	–	(226)	(226)	39	(187)

Issuance of common shares/notes	–	(2)	–	–	–	(2)	–	(2)

Sale of treasury shares	–	3	–	612	–	615	–	615

Repurchase of treasury shares	–	–	–	(612)	–	(612)	–	(612)

Share-based compensation, net of tax	–	(145)	–	–	–	(145)	(2)	(147)

Dividends on share-based compensation, net of tax	–	(85)	–	–	–	(85)	–	(85)

Dividends paid	–	–	(422)	–	–	(422)	(59)	(481)

Changes in redeemable noncontrolling interests	–	(625)	–	–	–	(625)	(140)	(765)

Change in scope of consolidation	–	–	–	–	–	–	(302)	(302)

Balance at end of period	4,400	24,134	11,824	0	(10,955)	29,403	8,948	38,351

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder

	Common shares/ Participa- tion certifi- cates	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity

2010 (CHF million)

Balance at beginning of period	4,400	25,268	12,527	(487)	(8,414)	33,294	14,523	47,817

Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–	–	–	–	–	(9)	(9)

Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(2,207)	(2,207)

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	471	471

Net income/(loss)	–	–	4,408	–	–	4,408	802	5,210

Cumulative effect of accounting changes, net of tax	–	–	(2,384)	–	135	(2,249)	–	(2,249)

Total other comprehensive income/(loss), net of tax	–	–	–	–	(2,450)	(2,450)	(1,234)	(3,684)

Issuance of common shares/notes	–	1,567	–	–	–	1,567	–	1,567

Sale of treasury shares	–	(28)	–	2,110	–	2,082	–	2,082

Repurchase of treasury shares	–	–	–	(1,623)	–	(1,623)	–	(1,623)

Share-based compensation, net of tax	–	(1,727)	–	–	–	(1,727)	10	(1,717)

Dividends on share-based compensation, net of tax	–	(87)	–	–	–	(87)	–	(87)

Dividends paid	–	–	(3,446)	–	–	(3,446)	(143)	(3,589)

Change in scope of consolidation	–	–	–	–	–	–	(911)	(911)

Other	–	–	–	–	–	–	79	79

Balance at end of period	4,400	24,993	11,105	0	(10,729)	29,769	11,381	41,150

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2012	2011	2010

Operating activities of continuing operations (CHF million)

Net income	1,495	2,042	5,210

(Income)/loss from discontinued operations, net of tax	0	0	19

Income from continuing operations	1,495	2,042	5,229

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,264	1,181	1,152

Provision for credit losses	88	123	(121)

Deferred tax provision/(benefit)	(151)	65	1,045

Share of net income/(loss) from equity method investments	35	(41)	(101)

Trading assets and liabilities, net	(14,033)	38,728	(12,734)

(Increase)/decrease in other assets	(1,120)	(7,719)	4,257

Increase/(decrease) in other liabilities	(4,211)	5,647	4,432

Other, net	4,644	(2,923)	3,758

Total adjustments	(13,484)	35,061	1,688

Net cash provided by/(used in) operating activities of continuing operations	(11,989)	37,103	6,917

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	315	(1,020)	(1,760)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	46,933	(14,681)	(27,541)

Purchase of investment securities	(276)	(1,232)	(2,580)

Proceeds from sale of investment securities	936	2,118	988

Maturities of investment securities	1,442	2,294	3,555

Investments in subsidiaries and other investments	(1,947)	(1,410)	(1,366)

Proceeds from sale of other investments	2,918	6,324	2,155

(Increase)/decrease in loans	(10,114)	(14,818)	6,124

Proceeds from sale of loans	1,090	689	817

Capital expenditures for premises and equipment and other intangible assets	(1,227)	(1,727)	(1,680)

Proceeds from sale of premises and equipment and other intangible assets	26	11	17

Other, net	3,676	189	214

Net cash provided by/(used in) investing activities of continuing operations	43,772	(23,263)	(21,057)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2012	2011	2010

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(14,942)	27,624	27,463

Increase/(decrease) in short-term borrowings	(11,643)	4,098	10,934

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(39,958)	7,182	(7,097)

Issuances of long-term debt	37,217	33,650	56,231

Repayments of long-term debt	(54,465)	(36,591)	(49,351)

Issuances of common shares	0	(2)	1,567

Sale of treasury shares	0	615	2,082

Repurchase of treasury shares	0	(612)	(1,623)

Dividends paid/capital repayments	(321)	(481)	(3,589)

Excess tax benefits related to share-based compensation	42	0	608

Other, net	3,603	(2,779)	(3,344)

Net cash provided by/(used in) financing activities of continuing operations	(80,467)	32,704	33,881

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,164)	(692)	(6,463)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	25	(42)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(49,848)	45,877	13,236

Cash and due from banks at beginning of period	111,224	65,347	52,111

Cash and due from banks at end of period	61,376	111,224	65,347

Supplemental cash flow information
in	2012	2011	2010

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	962	1,038	970

Cash paid for interest	14,889	17,119	18,839

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	2,418	0	0

Fair value of liabilities assumed	2,418	0	0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse AG (the Bank), a Swiss bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Bank ends on December 31. Prior year’s consolidated financial statements have been restated to reflect the Clariden Leu integration on April 2, 2012. In addition, certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation and had no impact on net income/(loss) or total shareholder’s equity.

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

The impact on the Bank’s and Group’s financial position, results of operations or cash flows was or is expected to be identical.
3 Business developments and subsequent events
> Refer to “Note 3 – Business developments and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information. The acquisition of Neue Aargauer Bank AG and the capital raising through mandatory and contingent convertible securities were not relevant to the Bank.

4 Discontinued operations
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group for further information.

5 Segment information
For purpose of presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking & Wealth Management. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2012, 2011 and 2010 was CHF 237 million, CHF 259 million and CHF 277 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 684 million, CHF 707 million and CHF 711 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2012 and 2011, were CHF 25.8 billion and CHF 24.9 billion, respectively.

> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group for further information.
Net revenues and income/(loss) from continuing operations before taxes
in	2012	2011	2010

Net revenues (CHF million)

Private Banking & Wealth Management	13,541	13,447	14,580

Investment Banking	12,558	10,460	15,873

Adjustments [1,2]	(2,566)	1,280	80

Net revenues	23,533	25,187	30,533

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking & Wealth Management	3,775	2,961	4,142

Investment Banking	2,002	(593)	3,594

Adjustments [1,3]	(3,804)	133	(1,200)

Income from continuing operations before taxes	1,973	2,501	6,536

1 Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa, and certain expenses that were not allocated to the segments. 2 Includes noncontrolling interest-related revenues of CHF 365 million, CHF 900 million and CHF 775 million in 2012, 2011 and 2010, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest (SEI) in such revenues. 3 Includes noncontrolling interest income of CHF 307 million, CHF 816 million and CHF 702 million in 2012, 2011 and 2010, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have an SEI in such income.

Total assets
end of	2012	2011

Total assets (CHF million)

Private Banking & Wealth Management	407,329	392,201

Investment Banking	658,622	790,167

Adjustments [1]	(157,791)	(147,581)

Total assets	908,160	1,034,787

1 Adjustments mainly represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice-versa and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2012	2011	2010

Net revenues (CHF million)

Switzerland	8,017	7,792	8,533

EMEA	3,498	6,450	7,367

Americas	10,194	9,246	12,718

Asia Pacific	1,824	1,699	1,915

Net revenues	23,533	25,187	30,533

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	1,170	(176)	1,117

EMEA	(1,428)	1,275	1,452

Americas	3,068	2,357	4,806

Asia Pacific	(837)	(955)	(839)

Income from continuing operations before taxes	1,973	2,501	6,536

The designation of net revenues and income/(loss) before taxes is based upon the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2012	2011

Total assets (CHF million)

Switzerland	183,735	201,360

EMEA	221,476	276,674

Americas	422,181	469,191

Asia Pacific	80,768	87,562

Total assets	908,160	1,034,787

The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2012	2011	2010

Net interest income (CHF million)

Loans	4,333	4,333	4,715

Investment securities	52	74	68

Trading assets	11,949	11,700	14,073

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,940	3,265	2,667

Other	2,285	3,065	3,462

Interest and dividend income	21,559	22,437	24,985

Deposits	(1,332)	(1,669)	(1,573)

Short-term borrowings	(71)	(69)	(63)

Trading liabilities	(6,833)	(7,125)	(9,017)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,676)	(1,621)	(1,637)

Long-term debt	(4,554)	(5,537)	(6,161)

Other	(276)	(402)	(344)

Interest expense	(14,742)	(16,423)	(18,795)

Net interest income	6,817	6,014	6,190

7 Commissions and fees
in	2012	2011	2010

Commissions and fees (CHF million)

Lending business	1,474	1,247	1,408

Investment and portfolio management	3,949	3,955	4,210

Other securities business	126	38	19

Fiduciary business	4,075	3,993	4,229

Underwriting	1,561	1,479	2,125

Brokerage	3,663	4,027	3,937

Underwriting and brokerage	5,224	5,506	6,062

Other services	2,125	1,928	2,120

Commissions and fees	12,898	12,674	13,819

8 Trading revenues
in	2012	2011	2010

Trading revenues (CHF million)

Interest rate products	2,868	6,578	5,673

Foreign exchange products	560	(4,456)	2,232

Equity/index-related products	111	1,604	2,306

Credit products	(3,306)	522	(1,644)

Commodity, emission and energy products	198	361	323

Other products	897	131	324

Trading revenues	1,328	4,740	9,214

Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group for further information.
9 Other revenues
in	2012	2011	2010

Other revenues (CHF million)

Noncontrolling interests without SEI	333	794	723

Loans held-for-sale	(37)	(4)	(84)

Long-lived assets held-for-sale	456	(43)	(182)

Equity method investments	136	137	193

Other investments	752	330	120

Other	850	545	540

Other revenues	2,490	1,759	1,310

10 Provision for credit losses
in	2012	2011	2010

Provision for credit losses (CHF million)

Provision for loan losses	77	78	(136)

Provision for lending-related and other exposures	11	45	15

Provision for credit losses	88	123	(121)

11 Compensation and benefits
in	2012	2011	2010

Compensation and benefits (CHF million)

Salaries and variable compensation	10,647	11,159	12,156

Social security	751	842	903

Other [1]	1,048	1,187	1,642

Compensation and benefits [2]	12,446	13,188	14,701

1 Includes pension and other post-retirement expense of CHF 747 million, CHF 926 million and CHF 939 million in 2012, 2011 and 2010, respectively, and the UK levy on variable compensation of CHF 404 million in 2010. 2 Includes severance and other compensation expense relating to headcount reductions of CHF 427 million and CHF 576 million as of 2012 and 2011, respectively.

12 General and administrative expenses
in	2012	2011	2010

General and administrative expenses (CHF million)

Occupancy expenses	1,201	1,104	1,163

IT, machinery, etc.	1,459	1,437	1,333

Provisions and losses	682	707	495

Travel and entertainment	382	427	456

Professional services	1,881	2,030	2,131

Amortization and impairment of other intangible assets	28	30	34

Other	1,635	1,672	1,684

General and administrative expenses	7,268	7,407	7,296

13 Securities borrowed, lent and subject to repurchase agreements
end of	2012	2011

Securities borrowed or purchased under agreements to resell (CHF million)

Central bank funds sold and securities purchased under resale agreements	121,234	172,156

Deposits paid for securities borrowed	62,212	64,779

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	183,446	236,935

Securities lent or sold under agreements to repurchase (CHF million)

Central bank funds purchased and securities sold under repurchase agreements	120,164	161,220

Deposits received for securities lent	12,557	15,339

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	132,721	176,559

> Refer to “Note 14 – Securities borrowed, lent and subject to repurchase agreements” in V – Consolidated financial statements – Credit Suisse Group for further information.

14 Trading assets and liabilities
end of	2012	2011

Trading assets (CHF million)

Debt securities	135,814	144,961

Equity securities [1]	74,945	66,986

Derivative instruments [2]	33,416	52,735

Other	12,427	15,066

Trading assets	256,602	279,748

Trading liabilities (CHF million)

Short positions	51,501	67,639

Derivative instruments [2]	39,590	60,170

Trading liabilities	91,091	127,809

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	2012	2011

Cash collateral – netted (CHF million) [1]

Cash collateral paid	36,715	37,883

Cash collateral received	33,274	36,326

Cash collateral – not netted (CHF million) [2]

Cash collateral paid	10,904	15,812

Cash collateral received	12,224	11,933

1 Recorded as cash collateral netting on derivative instruments in Note 29 - Derivatives and hedging activities. 2 Recorded as cash collateral on derivative instruments in Note 21 - Other assets and other liabilities.

15 Investment securities
end of	2012	2011

Investment securities (CHF million)

Debt securities held-to-maturity	0	2

Securities available-for-sale	1,939	3,650

Total investment securities	1,939	3,652

Investment securities by type
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

2012 (CHF million)

Debt securities issued by foreign governments	1,288	67	0	1,355

Corporate debt securities	465	0	0	465

Collateralized debt obligations	23	1	0	24

Debt securities available-for-sale	1,776	68	0	1,844

Banks, trust and insurance companies	73	14	0	87

Industry and all other	8	0	0	8

Equity securities available-for-sale	81	14	0	95

Securities available-for-sale	1,857	82	0	1,939

2011 (CHF million)

Debt securities issued by foreign governments	2	0	0	2

Debt securities held-to-maturity	2	0	0	2

Debt securities issued by the Swiss federal, cantonal or local governmental entities	1	0	0	1

Debt securities issued by foreign governments	2,916	113	1	3,028

Corporate debt securities	352	0	0	352

Collateralized debt obligations	176	1	0	177

Debt securities available-for-sale	3,445	114	1	3,558

Banks, trust and insurance companies	68	8	0	76

Industry and all other	15	1	0	16

Equity securities available-for-sale	83	9	0	92

Securities available-for-sale	3,528	123	1	3,650

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

2011 (CHF million)

Debt securities issued by foreign governments	8	1	0	0	8	1

Debt securities available-for-sale	8	1	0	0	8	1

There were no unrealized losses on investment securities in 2012. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	Debt securities			Equity securities

in	2012	2011	2010	2012	2011	2010

Additional information (CHF million)

Proceeds from sales	294	2,117	984	642	1	3

Realized gains	14	40	5	294	0	0

Realized losses	(2)	(22)	(11)	0	0	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)

2012 (CHF million)

Due within 1 year	948	958	2.53

Due from 1 to 5 years	703	754	3.76

Due from 5 to 10 years	87	87	0.00

Due after 10 years	38	45	5.32

Total debt securities	1,776	1,844	2.97

16 Other investments
end of	2012	2011

Other investments (CHF million)

Equity method investments	2,147	2,508

Non-marketable equity securities [1]	7,156	7,654

Real estate held for investment	641	731

Life finance instruments [2]	1,872	2,022

Total other investments	11,816	12,915

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

The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing new cost bases. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 13 million and CHF 3 million were recorded in 2012 and 2011, respectively. No impairments were recorded in 2010.

Accumulated depreciation related to real estate held for investment amounted to CHF 280 million, CHF 278 million and CHF 273 million for 2012, 2011 and 2010, respectively.
> Refer to “Note 17 – Other investments” in V – Consolidated financial statements – Credit Suisse Group for further information.

17 Loans, allowance for loan losses and credit quality
end of	2012	2011

Loans (CHF million)

Mortgages	78,328	75,461

Loans collateralized by securities	27,248	26,350

Consumer finance	3,931	3,759

Consumer	109,507	105,570

Real estate	24,133	22,397

Commercial and industrial loans	59,518	56,984

Financial institutions	32,627	33,058

Governments and public institutions	2,555	2,245

Corporate & institutional	118,833	114,684

Gross loans	228,340	220,254

of which held at amortized cost	208,340	199,561

of which held at fair value	20,000	20,693

Net (unearned income)/deferred expenses	(121)	(98)

Allowance for loan losses	(721)	(722)

Net loans	227,498	219,434

Gross loans by location (CHF million)

Switzerland	135,439	132,477

Foreign	92,901	87,777

Gross loans	228,340	220,254

Impaired loan portfolio (CHF million)

Non-performing loans	637	520

Non-interest-earning loans	281	220

Total non-performing and non-interest-earning loans	918	740

Restructured loans	30	13

Potential problem loans	450	619

Total other impaired loans	480	632

Gross impaired loans	1,398	1,372

Allowance for loan losses
	2012			2011			2010

	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Total

Allowance for loan losses (CHF million)

Balance at beginning of period	159	563	722	157	675	832	1,204

Change in scope of consolidation	(18)	0	(18)	0	0	0	0

Net movements recognized in statements of operations	26	51	77	21	57	78	(138)

Gross write-offs	(42)	(80)	(122)	(58)	(175)	(233)	(239)

Recoveries	19	20	39	33	4	37	57

Net write-offs	(23)	(60)	(83)	(25)	(171)	(196)	(182)

Provisions for interest	4	20	24	0	11	11	1

Foreign currency translation impact and other adjustments, net	(5)	4	(1)	6	(9)	(3)	(53)

Balance at end of period	143	578	721	159	563	722	832

Allowance for loan losses and gross loans held at amortized cost by loan portfolio
	2012			2011			2010

end of	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Allowance for loan losses (CHF million)

Balance at end of period	143	578	721	159	563	722	157	675	832

of which individually evaluated for impairment	116	416	532	130	387	517	124	494	618

of which collectively evaluated for impairment	27	162	189	29	176	205	33	181	214

Gross loans held at amortized cost (CHF million)

Balance at end of period	109,495	98,845	208,340	105,561	94,000	199,561	99,581	90,037	189,618

of which individually evaluated for impairment	422	976	1,398	425	947	1,372	433	1,074	1,507

of which collectively evaluated for impairment	109,073	97,869	206,942	105,136	93,053	198,189	99,148	88,963	188,111

Purchases, reclassifications and sales
	2012					2011

in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total

Loans held at amortized cost (CHF million)

Purchases	348	4,605	4,953	0	4,121	4,121

Reclassifications from loans held-for-sale	0	216	216	0	0	0

Reclassifications to loans held-for-sale [1]	0	1,323	1,323	0	1,363	1,363

Sales [1]	0	1,058	1,058	0	1,117	1,117

1 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total

2012 (CHF million)

Mortgages	378	708	11,277	51,295	14,088	413	8	8	0	153	78,328

Loans collateralized by securities	79	57	944	23,289	2,686	91	6	1	0	95	27,248

Consumer finance	0	6	98	3,171	473	18	0	0	1	152	3,919

Consumer	457	771	12,319	77,755	17,247	522	14	9	1	400	109,495

Real estate	258	367	2,039	13,397	7,519	159	0	0	0	50	23,789

Commercial and industrial loans	214	307	1,442	21,079	21,319	3,268	203	1	40	676	48,549

Financial institutions	2,288	2,086	12,490	5,168	2,555	381	0	33	14	147	25,162

Governments and public institutions	68	34	324	464	125	101	229	0	0	0	1,345

Corporate & institutional	2,828	2,794	16,295	40,108	31,518	3,909	432	34	54	873	98,845

Gross loans held at amortized cost	3,285	3,565	28,614	117,863	48,765	4,431	446	43	55	1,273	208,340

Value of collateral [1]	2,899	2,577	18,358	107,275	40,170	2,835	170	43	4	664	174,995

2011 (CHF million)

Mortgages	163	628	8,433	48,871	16,635	556	8	16	0	151	75,461

Loans collateralized by securities	1	18	396	24,027	1,746	87	0	2	0	73	26,350

Consumer finance	0	4	43	2,994	507	20	0	9	23	150	3,750

Consumer	164	650	8,872	75,892	18,888	663	8	27	23	374	105,561

Real estate	340	196	907	11,397	8,969	273	0	3	0	40	22,125

Commercial and industrial loans	398	245	1,676	20,345	18,281	2,927	171	26	117	648	44,834

Financial institutions	3,906	2,091	11,120	5,483	1,875	760	3	43	0	119	25,400

Governments and public institutions	55	84	320	444	158	104	470	0	0	6	1,641

Corporate & institutional	4,699	2,616	14,023	37,669	29,283	4,064	644	72	117	813	94,000

Gross loans held at amortized cost	4,863	3,266	22,895	113,561	48,171	4,727	652	99	140	1,187	199,561

Value of collateral [1]	3,931	1,696	13,535	104,129	39,447	2,760	96	82	0	727	166,403

1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.

Gross loans held at amortized cost – aging analysis
	Current	Past due

end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total

2012 (CHF million)

Mortgages	78,023	154	14	10	127	305	78,328

Loans collateralized by securities	26,919	220	3	3	103	329	27,248

Consumer finance	3,508	314	33	26	38	411	3,919

Consumer	108,450	688	50	39	268	1,045	109,495

Real estate	23,634	106	2	2	45	155	23,789

Commercial and industrial loans	47,406	640	22	136	345	1,143	48,549

Financial institutions	24,929	53	2	34	144	233	25,162

Governments and public institutions	1,310	35	0	0	0	35	1,345

Corporate & institutional	97,279	834	26	172	534	1,566	98,845

Gross loans held at amortized cost	205,729	1,522	76	211	802	2,611	208,340

2011 (CHF million)

Mortgages	75,278	46	11	3	123	183	75,461

Loans collateralized by securities	26,114	180	11	3	42	236	26,350

Consumer finance	3,302	372	29	26	21	448	3,750

Consumer	104,694	598	51	32	186	867	105,561

Real estate	22,059	41	3	1	21	66	22,125

Commercial and industrial loans	43,975	444	87	48	280	859	44,834

Financial institutions	25,201	78	2	48	71	199	25,400

Governments and public institutions	1,634	1	0	0	6	7	1,641

Corporate & institutional	92,869	564	92	97	378	1,131	94,000

Gross loans held at amortized cost	197,563	1,162	143	129	564	1,998	199,561

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans

end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total

2012 (CHF million)

Mortgages	125	9	134	0	39	39	173

Loans collateralized by securities	18	74	92	0	3	3	95

Consumer finance	143	10	153	0	1	1	154

Consumer	286	93	379	0	43	43	422

Real estate	42	4	46	0	15	15	61

Commercial and industrial loans	251	146	397	30	327	357	754

Financial institutions	58	38	96	0	65	65	161

Corporate & institutional	351	188	539	30	407	437	976

Gross impaired loans	637	281	918	30	450	480	1,398

2011 (CHF million)

Mortgages	126	5	131	0	43	43	174

Loans collateralized by securities	27	13	40	0	46	46	86

Consumer finance	113	28	141	0	24	24	165

Consumer	266	46	312	0	113	113	425

Real estate	11	6	17	0	24	24	41

Commercial and industrial loans	194	110	304	13	425	438	742

Financial institutions	49	52	101	0	57	57	158

Governments and public institutions	0	6	6	0	0	0	6

Corporate & institutional	254	174	428	13	506	519	947

Gross impaired loans	520	220	740	13	619	632	1,372

As of December 31, 2012 and 2011, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages.

In 2012 and 2011, the number of troubled debt restructurings and related financial effects and the number of defaults and related carrying values of loans, which had been restructured within the previous 12 months, were not material. As of December 31, 2012 and 2011, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.

Gross impaired loan details
	2012			2011

end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance

Gross impaired loan details (CHF million)

Mortgages	149	141	16	141	133	19

Loans collateralized by securities	68	66	53	85	82	50

Consumer finance	129	125	47	152	151	61

Consumer	346	332	116	378	366	130

Real estate	58	54	18	27	22	16

Commercial and industrial loans	627	592	306	675	650	282

Financial institutions	157	154	92	142	141	83

Governments and public institutions	0	0	0	6	4	6

Corporate & institutional	842	800	416	850	817	387

Gross impaired loans with a specific allowance	1,188	1,132	532	1,228	1,183	517

Mortgages	24	24	–	33	33	–

Loans collateralized by securities	27	27	–	1	1	–

Consumer finance	25	25	–	13	13	–

Consumer	76	76	–	47	47	–

Real estate	3	3	–	14	14	–

Commercial and industrial loans	127	128	–	67	67	–

Financial institutions	4	4	–	16	16	–

Corporate & institutional	134	135	–	97	97	–

Gross impaired loans without specific allowance	210	211	–	144	144	–

Gross impaired loans	1,398	1,343	532	1,372	1,327	517

of which consumer	422	408	116	425	413	130

of which corporate & institutional	976	935	416	947	914	387

Gross impaired loan details (continued)
	2012			2011

in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis

Gross impaired loan details (CHF million)

Mortgages	152	1	1	142	1	1

Loans collateralized by securities	68	1	0	82	1	0

Consumer finance	117	3	3	135	2	2

Consumer	337	5	4	359	4	3

Real estate	43	0	0	28	0	0

Commercial and industrial loans	556	3	2	812	7	6

Financial institutions	191	2	2	147	0	0

Governments and public institutions	6	0	0	6	0	0

Corporate & institutional	796	5	4	993	7	6

Gross impaired loans with a specific allowance	1,133	10	8	1,352	11	9

Mortgages	27	0	0	68	0	0

Loans collateralized by securities	8	0	0	4	0	0

Consumer finance	41	0	0	19	0	0

Consumer	76	0	0	91	0	0

Real estate	12	0	0	74	5	5

Commercial and industrial loans	199	3	3	130	0	0

Financial institutions	8	0	0	19	0	0

Corporate & institutional	219	3	3	223	5	5

Gross impaired loans without specific allowance	295	3	3	314	5	5

Gross impaired loans	1,428	13	11	1,666	16	14

of which consumer	413	5	4	450	4	3

of which corporate & institutional	1,015	8	7	1,216	12	11

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information.

18 Premises and equipment
end of	2012	2011

Premises and equipment (CHF million)

Buildings and improvements	2,210	3,849

Land	476	847

Leasehold improvements	2,159	2,225

Software	5,323	4,607

Equipment	3,080	3,095

Premises and equipment	13,248	14,623

Accumulated depreciation	(7,832)	(7,633)

Total premises and equipment, net	5,416	6,990

Depreciation and impairment
in	2012	2011	2010

CHF million

Depreciation	1,218	1,067	1,101

Impairment	17	84	16

In 2011, the estimated useful lives for leasehold and building improvements in Switzerland were increased from five to ten years, based on a change in estimate. The cumulative effect of adopting this change in estimate on January 1, 2011 was a decrease in depreciation expense of CHF 57 million (CHF 50 million after tax).

19 Goodwill
end of	2012			2011

	Private Banking & Wealth Management	Investment Banking	Credit Suisse (Bank)	Private Banking & Wealth Management	Investment Banking	Credit Suisse (Bank)

Gross amount of goodwill (CHF million)

Balance at beginning of period	2,260	5,522	7,782	2,269	5,507	7,776

Goodwill acquired during the year	28	0	28	0	0	0

Foreign currency translation impact	(65)	(138)	(203)	(11)	15	4

Other	(13)	(2)	(15)	2	0	2

Balance at end of period	2,210	5,382	7,592	2,260	5,522	7,782

Accumulated impairment (CHF million)

Balance at beginning of period	0	82	82	0	82	82

Balance at end of period	0	82	82	0	82	82

Net book value (CHF million)

Net book value	2,210	5,300	7,510	2,260	5,440	7,700

> Refer to “Note 20 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information.

20 Other intangible assets
	2012			2011

end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount

Other intangible assets (CHF million)

Tradenames/trademarks	25	(21)	4	26	(21)	5

Client relationships	303	(142)	161	357	(189)	168

Other	8	(2)	6	7	(1)	6

Total amortizing other intangible assets	336	(165)	171	390	(211)	179

Non-amortizing other intangible assets	72	–	72	101	–	101

of which mortgage servicing rights, at fair value	43	–	43	70	–	70

Total other intangible assets	408	(165)	243	491	(211)	280

Additional information
in	2012	2011	2010

Aggregate amortization and impairment (CHF million)

Aggregate amortization	28	30	33

Impairment	0	0	1

Estimated amortization
Estimated amortization (CHF million)

2013	25

2014	24

2015	23

2016	19

2017	19

> Refer to “Note 21 – Other intangible assets” in V – Consolidated financial statements – Credit Suisse Group for further information.

21 Other assets and other liabilities
end of	2012	2011

Other assets (CHF million)

Cash collateral on derivative instruments	10,904	15,812

Cash collateral on non-derivative transactions	1,995	2,083

Derivative instruments used for hedging	3,913	3,607

Assets held-for-sale	20,343	21,205

of which loans [1]	19,894	20,457

of which real estate	442	732

Assets held for separate accounts	13,414	14,407

Interest and fees receivable	5,845	6,084

Deferred tax assets	7,094	8,843

Prepaid expenses	532	593

Failed purchases	2,699	1,513

Other	6,043	3,933

Other assets	72,782	78,080

Other liabilities (CHF million)

Cash collateral on derivative instruments	12,224	11,933

Cash collateral on non-derivative transactions	1,246	1,002

Derivative instruments used for hedging	1,114	1,848

Provisions [2]	1,348	1,098

of which off-balance sheet risk	59	64

Liabilities held for separate accounts	13,414	14,407

Interest and fees payable	6,556	6,983

Current tax liabilities	811	715

Deferred tax liabilities	103	282

Failed sales	4,336	6,888

Other	16,215	17,011

Other liabilities	57,367	62,167

1 Included as of December 31, 2012 and 2011 were CHF 3,730 million and CHF 6,299 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 922 million and CHF 1,386 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP. 2 Includes provision for bridge commitments.

22 Deposits
	2012				2011

end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total

Deposits (CHF million)

Non-interest-bearing demand deposits	8,282	4,521	12,803		11,441	4,214	15,655

Interest-bearing demand deposits	129,352	25,713	155,065		110,919	20,751	131,670

Savings deposits	52,534	44	52,578		47,212	38	47,250

Time deposits	8,965	98,853	107,818	[1]	15,473	134,159	149,632	[1]

Total deposits	199,133	129,131	328,264	[2]	185,045	159,162	344,207	[2]

of which due to banks	–	–	30,574		–	–	40,077

of which customer deposits	–	–	297,690		–	–	304,130

The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1 Included as of December 31, 2012 and 2011 were CHF 107,705 million and CHF 160,992 million, respectively, of individual time deposits issued in Switzerland and in foreign offices in the Swiss franc equivalent amounts of USD 100,000 or more. 2 Not included as of December 31, 2012 and 2011 were CHF 67 million and CHF 51 million, respectively, of overdrawn deposits reclassified as loans.

23 Long-term debt
end of	2012	2011

Long-term debt (CHF million)

Senior	112,123	120,497

Subordinated	20,342	25,998

Non-recourse liabilities from consolidated VIEs	14,532	14,858

Long-term debt	146,997	161,353

of which reported at fair value	64,774	68,036

of which structured notes	36,639	35,728

Structured notes by product
end of	2012

Structured notes (CHF million)

Equity	23,761

Fixed income	6,559

Emerging markets [1]	3,304

Credit	1,893

Other	1,122

Total structured notes	36,639

1 Transactions where the return is based on a referenced underlying or counterparty specific to emerging markets.

Long-term debt by maturities
end of			2013			2014			2015			2016			2017			Thereafter	Total

Long-term debt (CHF million)

Senior debt
Fixed rate			13,931			11,295			13,859			3,493			8,548			13,802	64,928

Variable rate			12,807			8,179			7,221			4,497			4,532			9,959	47,195

Interest rates (range in %) [1]	0.0	–	13.6	0.0	–	13.0	0.0	–	12.5	0.3	–	10.2	0.6	–	5.1	0.0	–	8.2	–

Subordinated debt
Fixed rate			2,465			144			89			1,830			1,011			11,303	16,842

Variable rate			3,000			200			19			30			46			205	3,500

Interest rates (range in %) [1]	0.4	–	13.2	1.3	–	9.3	2.8	–	10.3	0.3	–	8.2	1.0	–	8.5	0.0	–	13.2	–

Non-recourse liabilities from consolidated VIEs
Fixed rate			218			2			815			89			–			92	1,216

Variable rate			153			478			468			748			34			11,435	13,316

Interest rates (range in %) [1]	0.6	–	0.8	0.7	–	13.2	0.0	–	12.6	0.0	–	12.8			2.0	0.0	–	10.9	–

Total long-term debt			32,574			20,298			22,471			10,687			14,171			46,796	146,997

of which structured notes			7,655			7,505			5,730			3,793			3,397			8,559	36,639

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.

> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.

24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income

2012 (CHF million)

Balance at beginning of period	0	(10,326)	96	(729)	4	(10,955)

Increase/(decrease)	7	(1,067)	199	4	0	(857)

Reclassification adjustments, included in net income	0	44	(242)	55	(1)	(144)

Balance at end of period	7	(11,349)	53	(670)	3	(11,956)

2011 (CHF million)

Balance at beginning of period	32	(9,994)	99	(871)	5	(10,729)

Increase/(decrease)	(5)	(348)	21	103	0	(229)

Reclassification adjustments, included in net income	(27)	16	(24)	39	(1)	3

Balance at end of period	0	(10,326)	96	(729)	4	(10,955)

2010 (CHF million)

Balance at beginning of period	10	(7,755)	86	(761)	6	(8,414)

Increase/(decrease)	45	(2,361)	7	(135)	0	(2,444)

Reclassification adjustments, included in net income	(23)	(13)	6	25	(1)	(6)

Cumulative effect of accounting changes, net of tax	0	135	0	0	0	135

Balance at end of period	32	(9,994)	99	(871)	5	(10,729)

Refer to "Note 25 – Tax" and "Note 28 – Pension and other post-retirement benefits" for income tax expense/(benefit) on the movements of accumulated other comprehensive income.

25 Tax
Details of current and deferred taxes
in	2012	2011	2010

Current and deferred taxes (CHF million)

Switzerland	85	(35)	25

Foreign	544	429	237

Current income tax expense	629	394	262

Switzerland	(121)	(251)	(296)

Foreign	(30)	316	1,341

Deferred income tax expense	(151)	65	1,045

Income tax expense	478	459	1,307

Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	0	(4)	4

Cumulative translation adjustment	(12)	16	32

Unrealized gains/(losses) on securities	(1)	16	0

Actuarial gains/(losses)	30	29	(46)

Net prior service cost	(2)	(1)	0

Share-based compensation and treasury shares	(53)	275	(608)

Reconciliation of taxes computed at the Swiss statutory rate
in	2012	2011	2010

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	1,170	(176)	1,117

Foreign	803	2,677	5,419

Income from continuing operations before taxes	1,973	2,501	6,536

Reconciliation of taxes computed at the Swiss statutory rate (CHF million)

Income tax expense computed at the statutory tax rate of 22%	434	550	1,438

Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	312	(11)	562

Non-deductible amortization of other intangible assets and goodwill impairment	0	0	1

Other non-deductible expenses	382	444	621

Additional taxable income	6	6	22

Lower taxed income	(407)	(422)	(765)

Income taxable to noncontrolling interests	(117)	(312)	(282)

Changes in tax law and rates	182	170	119

Changes in deferred tax valuation allowance	11	471	56

Tax deductible impairments of Swiss subsidiary investments	(161)	(55)	0

Other	(164)	(382)	(465)

Income tax expense	478	459	1,307

Foreign tax rate differential
2012 included a foreign tax expense of CHF 312 million in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and Bahamas. The total foreign tax expense of CHF 514 million is not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.

2011 included a foreign tax rate benefit of CHF 11 million in respect of profits earned in lower tax jurisdictions, mainly Guernsey and Bahamas, partially offset by foreign tax rate differential related to profits in higher tax jurisdictions, mainly Brazil and the US. The total foreign tax expense of CHF 745 million is not only impacted by the foreign tax rate expense but also by tax impacts related to additional reconciling items explained below.

Other non-deductible expenses
2012 and 2011 included non-deductible interest expenses of CHF 259 million and CHF 240 million, respectively, non-taxable offshore expenses of CHF 8 million and CHF 80 million, respectively, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 57 million and CHF 49 million, respectively, and other various smaller non-deductible expenses.

Lower taxed income
2012 and 2011 included a tax benefit of CHF 29 million and CHF 52 million, respectively, related to exempt offshore income, CHF 40 million and CHF 47 million, respectively, in respect to non-taxable dividend income and CHF 11 million and CHF 47 million, respectively, related to non-taxable foreign exchange gains. In addition, 2012 and 2011 included tax benefits of CHF 100 million and CHF 42 million, respectively, related to tax credits and CHF 48 million and CHF 40 million, respectively, related to non-taxable life insurance income. 2012 also included a CHF 114 million Swiss income tax benefit as a result of foreign branch earnings beneficially impacting the earnings mix. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.

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
Changes in tax law and rates
2012 and 2011 included a tax expense of CHF 182 million and CHF 170 million, respectively, caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowance
2012 included an increase to the valuation allowance of CHF 834 million in respect of five of the Bank’s operating entities, three in Europe and two in Asia, mainly relating to deferred tax assets on current year tax losses and pre-existing loss carry-forwards. 2011 included an increase to the valuation allowance of CHF 428 million in respect of three of the Bank’s operating entities, two in the UK and one in Asia, mainly relating to deferred tax assets on tax loss carry-forwards. 2010 included an increase to the valuation allowance of CHF 193 million in respect of one of the Bank’s operating entities in the UK relating to deferred tax assets on tax loss carry-forwards.

2012, 2011 and 2010 also included a tax benefit of CHF 820 million, CHF 7 million and CHF 199 million, respectively, resulting from the release of valuation allowances on deferred tax assets for one of the Bank’s operating entities in the US.

Other
2012 included a tax benefit of CHF 48 million relating to the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to such pre-existing deferred tax assets. 2012 also included a benefit of CHF 70 million relating to return to accrual adjustments following the close of a tax audit cycle and the impact of the closure of an advanced pricing agreement.

2011 included a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Bank’s operating entities, one in Switzerland (CHF 129 million) and one in the US (CHF 132 million). The increase is related to the re-measurement of existing deferred tax assets on net operating losses due to changes in the mix of the sources of income and related tax rates that these net operating losses are expected to be applied to.

2012, 2011 and 2010 included an amount of CHF 43 million, CHF 125 million and CHF 301 million, respectively, relating to the release of tax contingency accruals following the favorable resolution of tax matters.

As of December 31, 2012, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 6.8 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2012	2011

Tax effect of temporary differences (CHF million)

Compensation and benefits	2,279	2,172

Loans	441	392

Investment securities	1,818	1,480

Provisions	1,760	1,943

Business combinations	0	101

Derivatives	343	385

Real estate	242	212

Net operating loss carry-forwards	5,177	7,291

Other	204	174

Gross deferred tax assets before valuation allowance	12,264	14,150

Less valuation allowance	(2,550)	(2,689)

Gross deferred tax assets net of valuation allowance	9,714	11,461

Compensation and benefits	(164)	(129)

Loans	(162)	(147)

Investment securities	(1,354)	(1,199)

Provisions	(402)	(378)

Business combinations	(20)	(227)

Derivatives	(295)	(392)

Leasing	(40)	(58)

Real estate	(78)	(82)

Other	(208)	(288)

Gross deferred tax liabilities	(2,723)	(2,900)

Net deferred tax assets	6,991	8,561

The decrease in net deferred tax assets from 2011 to 2012 of CHF 1,570 million was primarily due to the recognition of a valuation allowance against deferred tax assets, mainly in the UK and Asia, of CHF 215 million, and taxable gains on transfers of assets within the consolidated Bank for which associated tax charges of CHF 1,511 million have been deferred as other assets in accordance with ASC 810-10-45-8 (Consolidation – other presentation matters, formerly Accounting Research Bulletin 51). The deferral will be amortized over a period of up to 15 years in line with Accounting Standards Codification 810-10-45-8 principles and will be matched by future tax deductions. In addition, the decrease reflected a write-down of CHF 182 million as a result of changes to corporation tax rates in the UK and Japan and foreign exchange translation losses of CHF 213 million, which are included within currency translation adjustments recorded in accumulated other comprehensive income/(loss) (AOCI). These decreases were partially offset by an increase in net deferred tax asset balances following a re-measurement of deferred tax balances in Switzerland and the US of CHF 529 million. The remaining movement, an increase of net deferred tax assets of CHF 22 million, mainly represents the impact of temporary differences and taxable income in 2012.

Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 2.6 billion as of December 31, 2012 compared to CHF 2.7 billion as of December 31, 2011.

Amounts and expiration dates of net operating loss carry-forwards
end of 2012	Total

Net operating loss carry-forwards (CHF million)

Due to expire within 1 year	29

Due to expire within 2 to 5 years	10,637

Due to expire within 6 to 10 years	1,981

Due to expire within 11 to 20 years	2,759

Amount due to expire	15,406

Amount not due to expire	11,778

Total net operating loss carry-forwards	27,184

Movements in the valuation allowance
in	2012	2011	2010

Movements in the valuation allowance (CHF million)

Balance at beginning of period	2,689	2,262	2,794

Net changes	(139)	427	(532)

Balance at end of period	2,550	2,689	2,262

Tax benefits associated with share-based compensation
in	2012	2011	2010

Tax benefits associated with share-based compensation (CHF million)

Tax benefits recorded in the consolidated statements of operations	596	464	536

Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	30	(277)	615

Tax benefits in respect of tax on dividend equivalent payments	12	1	26

> Refer to “Note 26 – Employee deferred compensation” for further information on share-based compensation.
Windfall deductions and dividend equivalents aggregating CHF 0.9 billion and CHF 1.1 billion for 2012 and 2011, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 192 million tax benefit will be recorded in additional paid-in capital.

Uncertain tax positions
Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2012	2011	2010

Movements in gross unrecognized tax benefits (CHF million)

Balance at beginning of period	370	578	944

Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	33	54	53

Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(58)	(177)	(286)

Increases in unrecognized tax benefits as a result of tax positions taken during the current period	38	29	37

Decreases in unrecognized tax benefits relating to settlements with tax authorities	(4)	(65)	(12)

Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(43)	(19)	(88)

Other (including foreign currency translation)	80	(30)	(70)

Balance at end of period	416	370	578

of which, if recognized, would affect the effective tax rate	410	364	553

Interest and penalties
in	2012	2011	2010

Interest and penalties (CHF million)

Interest and penalties recognized in the consolidated statements of operations	(13)	(19)	(42)

Interest and penalties recognized in the consolidated balance sheets	64	82	206

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

It is reasonably possible that there will be a decrease of between zero and CHF 4 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; the UK – 2006; the US – 2006; Japan – 2005; and the Netherlands – 2005.

> Refer to “Note 26 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

26 Employee deferred compensation
Deferred compensation for employees
> Refer to “Note 27 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
The following tables show the compensation expense for deferred compensation awards granted in 2012 and prior years that was recognized in the consolidated statements of operations during 2012, 2011 and 2010, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2012 and prior years outstanding as of December 31, 2012 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized.

Deferred compensation expense
in	2012	2011	2010

Deferred compensation expense (CHF million)

Share awards	773	759	293

Performance share awards	362	0	0

2011 Partner Asset Facility awards [1]	675	0	0

Adjustable Performance Plan share awards	71	0	0

Adjustable Performance Plan cash awards	281	1,087	948

Restricted Cash Awards	165	252	0

Scaled Incentive Share Units	95	404	552

Incentive Share Units	62	172	716

Cash Retention Awards	0	0	574

Performance Incentive Plans (PIP I and PIP II) [2]	0	0	(2)

2008 Partner Asset Facility awards [1]	173	3	45

Other cash awards	363	337	421

Total deferred compensation expense	3,020	3,014	3,547

Total shares delivered (million)

Total shares delivered	30.9	23.7	46.7

1 Compensation expense includes the change in the underlying fair value of the indexed assets during the period. 2 Includes clawbacks.

Additional information
end of	2012

Estimated unrecognized compensation expense (CHF million)

Share awards	700

Performance share awards	158

Adjustable Performance Plan share awards	41

Adjustable Performance Plan cash awards	54

Scaled Incentive Share Units	72

Other cash awards	72

Total	1,097

Aggregate remaining weighted-average requisite service period (years)

Aggregate remaining weighted-average requisite service period	1.5

Does not include the estimated unrecognized compensation expense relating to grants made in 2013 for 2012.

Share awards
On January 17, 2013, the Bank granted 37.8 million share awards with a total value of CHF 947 million. The estimated unrecognized compensation expense of CHF 932 million was determined based on the fair value of the award on the grant date, including the current estimate of future forfeitures, but excluding the share awards that have been reallocated to Plus Bond awards after the grant date, and will be recognized over the three-year vesting period, subject to early retirement rules. On January 19, 2012 and January 20, 2011, the Bank granted 19.7 million and 34.0 million share awards with a total value of CHF 432 million and CHF 1,408 million, respectively, equivalent to the Group’s closing share price on the grant date.

On January 17, 2013, the Bank granted 0.1 million blocked shares with a total value of CHF 3 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2012. On January 19, 2012 and January 20, 2011, the Bank granted 0.4 million and 0.7 million blocked shares with a total value of CHF 9 million and CHF 30 million, respectively.

Share award activities
	2012		2011		2010

	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share awards

Balance at beginning of period	47.6	41.91	17.3	43.86	15.5	45.67

Granted	24.5	23.39	39.8	41.03	7.1	45.30

Settled	(14.6)	40.43	(7.4)	43.39	(4.9)	48.39

Forfeited	(2.4)	36.96	(2.1)	43.39	(0.4)	51.65

Balance at end of period	55.1	34.27	47.6	41.91	17.3	43.86

of which vested	3.9	–	1.8	–	1.3	–

of which unvested	51.2	–	45.8	–	16.0	–

Performance share awards
On January 17, 2013, the Bank granted 26.0 million performance share awards with a total value of CHF 651 million. The estimated unrecognized compensation expense of CHF 668 million was determined based on the fair value of the award at the grant date, including the current estimated outcome of the relevant performance criteria and estimated future forfeitures, and will be recognized over the three-year vesting period. On January 19, 2012, the Bank granted 23.2 million performance share awards with a total value of CHF 509 million.

Performance share award activities
	2012

	Number of performance share awards in million	Weighted- average grant-date fair value in CHF

Performance share awards

Balance at beginning of period	–	–

Granted	23.3	23.90

Forfeited	(0.4)	23.90

Balance at end of period	22.9	23.90

of which vested	0.9	–

of which unvested	22.0	–

2011 Partner Asset Facility
In January 2012, the Bank awarded 2011 Partner Asset Facility (PAF2) units with a fair value of CHF 497 million and the associated compensation expenses were fully expensed in the first quarter of 2012 as the awards were fully vested as of March 31, 2012.

Adjustable Performance Plan Awards
On January 20, 2011, the Bank granted Adjustable Performance Plan cash awards with a total value of CHF 1,099 million.
In 2012, the Bank executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash awards into Adjustable Performance Plan share awards. Adjustable Performance Plan holders elected to convert CHF 479 million of their Adjustable Performance Plan cash awards into the new Adjustable Performance Plan share awards during the election period, which represented an approximate conversion rate of 50%.

Upon conversion, CHF 435 million of the liability related to Adjustable Performance Plan cash awards that were converted into the Adjustable Performance Plan share awards were reclassified to total shareholder’s equity.

Adjustable Performance Plan share award activities
2012

Number of APP share awards in million

Adjustable Performance Plan share awards

Balance at beginning of period	–

Granted	29.9

Forfeited	(0.2)

Balance at end of period	29.7

of which vested	0.3

of which unvested	29.4

Scaled Incentive Share Unit
On January 21, 2010, the Bank granted 20.7 million Scaled Incentive Share Units (SISUs).
Scaled Incentive Share Unit activities
	2012	2011	2010

SISU awards (million)

Balance at beginning of period	14.4	20.0	–

Granted	–	–	20.7	[1]

Settled	(4.8)	(5.0)	(0.2)

Forfeited	(0.2)	(0.6)	(0.5)

Balance at end of period	9.4	14.4	20.0

of which vested	1.7	1.0	0.2

of which unvested	7.7	13.4	19.8

1 Includes SISUs granted in January and throughout the year.

Incentive Share Unit
On January 21, 2010, the Bank granted 6.0 million Incentive Share Units (ISUs).
Incentive Share Unit activities
	2012	2011	2010

ISU awards (million)

Balance at beginning of period	13.2	37.2	40.2

Granted	–	–	6.0	[1]

Settled	(8.7)	(23.0)	(8.2)

Forfeited	(0.9)	(1.0)	(0.8)

Balance at end of period	3.6	13.2	37.2

of which vested	0.4	1.4	3.9

of which unvested	3.2	11.8	33.3

1 Includes ISUs granted in January and throughout the year.

Share options
There were no options granted during 2012, 2011 and 2010. As of December 31, 2012, there was no aggregate intrinsic value of options outstanding or exercisable, no total intrinsic value of options exercised and the weighted-average remaining contractual term of options was 0.2 years. As of the exercise date, the total intrinsic value of options exercised during 2011 and 2010 was CHF 1 million and CHF 8 million, respectively. There was no cash received from option exercises in 2012. Cash received from option exercises during 2011 and 2010 was CHF 2 million and CHF 32 million, respectively. In January 2013, 4.7 million options expired.

Share option activities
	2012		2011		2010

	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF

Share options

Balance at beginning of period	16.5	50.99	28.3	63.94	32.8	62.68

Exercised	0.0	0.00	(0.1)	31.74	(0.8)	40.12

Settled	0.0	0.00	0.0	0.00	0.0	0.00

Expired	(11.3)	59.40	(11.7)	82.41	(3.7)	57.98

Balance at end of period	5.2	32.61	16.5	50.99	28.3	63.94

Exercisable at end of period	5.2	32.61	16.5	50.99	28.3	63.94

Fair value assumptions for share-based compensation
The following table illustrates the significant assumptions used to estimate the >>>fair value of SISUs and ISUs granted in 2010, based on the annual deferred compensation process.
Significant fair value assumptions
	2010

	SISU	ISU

Significant fair value assumptions

Expected volatility, in %	33.42	33.52

Expected dividend cash flows, in CHF
2010	1.45	1.45

2011	1.55	1.55

2012	1.65	1.65

2013	1.75	–

Expected risk-free interest rate, in %	1.26	1.00

Expected term, in years	4	3

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

> Refer to “Note 28 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information.
Related party assets and liabilities
end of	2012	2011

Assets (CHF million)

Cash and due from banks	386	977

Interest-bearing deposits with banks	1,775	1,910

Trading assets	213	268

Net loans	7,894	7,950

Other assets	58	67

Total assets	10,326	11,172

Liabilities (CHF million)

Due to banks/customer deposits	1,915	2,856

Trading liabilities	209	21

Long-term debt	4,907	6,872

Other liabilities	206	227

Total liabilities	7,237	9,976

Related party revenues and expenses
in	2012	2011	2010

Revenues (CHF million)

Interest and dividend income	54	61	78

Interest expense	(117)	(195)	(252)

Net interest income	(63)	(134)	(174)

Commissions and fees	6	(50)	(71)

Other revenues	174	201	205

Net revenues	117	17	(40)

Expenses (CHF million)

Total operating expenses	270	309	400

Related party guarantees
end of	2012	2011

Guarantees (CHF million)

Credit guarantees and similar instruments	1	1

Performance guarantees and similar instruments	0	1

Derivatives	0	0

Other guarantees	0	2

Total guarantees	1	4

Loans to members of the Executive Board and the Board of Directors
	2012		2011	2010

Loans to members of the Executive Board (CHF million)

Balance at beginning of period	22	[1]	18	19

Additions	3		5	5

Reductions	(17)		(1)	(6)

Balance at end of period	8	[1]	22	18

Loans to members of the Board of Directors (CHF million)

Balance at beginning of period	33	[2]	34	24

Additions	13		2	14

Reductions	(5)		(3)	(4)

Balance at end of period	41	[2]	33	34

1 The number of individuals with outstanding loans at the beginning and end of the year was six and three, respectively. 2 The number of individuals with outstanding loans at the beginning and end of the year was six and five, respectively.

Liabilities due to own pension funds
Liabilities due to the Bank’s own pension funds as of December 31, 2012 and 2011 of CHF 2,804 million and CHF 2,263 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

28 Pension and other post-retirement benefits
Pension plans
The Bank participates in a defined benefit pension plan sponsored by the Group and has single-employer defined benefit pension plans, defined contribution pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan). The plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the plan, which is set up as an independent trust domiciled in Zurich. On January 1, 2010, in addition to the annuity section (defined benefit), a new savings section (defined contribution) was introduced in the Swiss main plan and a partial changeover from the annuity section to the savings section has been processed. Furthermore, on December 20, 2011, the Group announced the complete changeover to the savings section of the plan and the discontinuance of the annuity section, effective as of January 1, 2013. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan, for both the annuity section and the savings section, and uses the projected unit credit actuarial method to determine the net periodic pension expense, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a Group pension plan because other legal entities within the Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 95% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.

The Bank accounts for the Group plan on a defined contribution basis whereby it only recognizes the amounts required to be contributed to the Group plan during the period as net periodic pension expense and only recognizes a liability for any contributions due and unpaid. No other expenses or balance sheet amounts related to the Group plan were recognized by the Bank. In the annuity section of the plan, the Bank’s contributions were determined using a predetermined formula based on each employee’s salary level, age and funding level and amount to at least 200% of each employee’s contribution. In the savings section of the plan, the Bank’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employees’ age.

During 2012, 2011 and 2010, the Bank contributed and recognized as expense CHF 458 million, CHF 645 million and CHF 653 million to the Group plan, respectively. The Bank expects to contribute CHF 403 million to the Group plan during 2013. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2012, 2011 and 2010 would have been lower by CHF 197 million, CHF 476 million and CHF 472 million, respectively, and the Bank would have recognized CHF 88 million, CHF 96 million and CHF 98 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.

As of December 31, 2012 and 2011, the ABO of the Group plan was CHF 13.8 billion and CHF 13.5 billion, the PBO was CHF 14.3 billion and CHF 13.9 billion and the >>>fair value of plan assets was CHF 14.3 billion and CHF 13.6 billion, respectively. As of December 31, 2012 and 2011, the Group plan was overfunded on an ABO basis by CHF 519 million and CHF 137 million. On a PBO basis, the Group plan was overfunded by CHF 44 million as of December 31, 2012 and underfunded by CHF 340 million as of December 31, 2011. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the funded status of the Group plan on a PBO basis of CHF 42 million as an asset as of December 31, 2012 and CHF 323 million as a liability as of December 31, 2011 in the consolidated balance sheets.

If the Bank had accounted for the Group plan as a defined benefit plan, the Bank would have used the assumptions made by the Group for the calculation of the expense and liability associated with the Group plan.

> Refer to “Note 29 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for information on assumptions made by the Group for Switzerland.

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

Components of total pension costs
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in	2012	2011	2010	2012	2011	2010

Total pension costs (CHF million)

Service costs on benefit obligation	30	33	30	1	0	1

Interest costs on benefit obligation	127	123	134	8	7	9

Expected return on plan assets	(164)	(160)	(163)	0	0	0

Amortization of recognized prior service cost/(credit)	(1)	0	1	(2)	(2)	(2)

Amortization of recognized actuarial losses/(gains)	74	51	36	13	9	6

Net periodic pension costs	66	47	38	20	14	14

Settlement losses/(gains)	0	0	(2)	0	0	0

Total pension costs	66	47	36	20	14	14

Total pension costs reflected in compensation and benefits – other for 2012, 2011 and 2010 were CHF 86 million, CHF 61 million and CHF 50 million, respectively.
The discontinuance of a Japanese plan in 2009 resulted in a gain of CHF 2 million in 2010 from the related settlement of the obligation.
Benefit obligation
The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans and as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post- retirement defined benefit plans

in / end of	2012	2011	2012	2011

PBO (CHF million) [1]

Beginning of the measurement period	2,675	2,373	174	160

Service cost	30	33	1	0

Interest cost	127	123	8	7

Plan amendments	0	(2)	0	0

Settlements	0	(1)	0	0

Curtailments	(12)	1	0	0

Special termination benefits	1	4	0	0

Actuarial losses/(gains)	70	199	10	15

Plans removed	(6)	0	0	0

Benefit payments	(103)	(56)	(8)	(8)

Exchange rate losses/(gains)	(9)	1	(5)	0

End of the measurement period	2,773	2,675	180	174

Fair value of plan assets (CHF million)

Beginning of the measurement period	2,586	2,121	0	0

Actual return on plan assets	234	485	0	0

Employer contributions	158	33	8	8

Settlements	0	(1)	0	0

Benefit payments	(103)	(56)	(8)	(8)

Exchange rate gains/(losses)	18	4	0	0

End of the measurement period	2,893	2,586	0	0

Total funded status recognized (CHF million)

Funded status of the plan – over/(underfunded)	120	(89)	(180)	(174)

Total funded status recognized in the consolidated balance sheet at December 31	120	(89)	(180)	(174)

Total amount recognized (CHF million)

Noncurrent assets	695	498	0	0

Current liabilities	(7)	(8)	(8)	(8)

Noncurrent liabilities	(568)	(579)	(172)	(166)

Total amount recognized in the consolidated balance sheet at December 31	120	(89)	(180)	(174)

ABO (CHF million) [2]

End of the measurement period	2,714	2,584	0	0

1 Including estimated future salary increases. 2 Exclusive of estimated future salary increases.

The total net amount recognized in other assets – other and other liabilities – other in the consolidated balance sheets as of December 31, 2012 and 2011 was an underfunding of CHF 60 million and CHF 263 million, respectively.

In 2012 and 2011, the Bank made contributions of CHF 158 million and CHF 33 million, respectively, to the international single-employer defined benefit pension plans. In 2013, the Bank expects to contribute CHF 47 million to the international single-employer defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table discloses the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2012 and 2011, respectively.

Defined benefit pension plans in which PBO or ABO were in excess of plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]

December 31	2012	2011		2012	2011

CHF million

PBO	1,400	1,340		1,382	1,326

ABO	1,364	1,304		1,354	1,296

Fair value of plan assets	825	753		810	741

1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table discloses the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic pension cost.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post- retirement defined benefit plans		Total

end of	2012	2011	2012	2011	2012	2011

Amounts recognized in AOCI (CHF million)

Actuarial gains/(losses)	(617)	(674)	(53)	(55)	(670)	(729)

Prior service credit/(cost)	0	0	3	4	3	4

Total	(617)	(674)	(50)	(51)	(667)	(725)

The following tables disclose the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2012 and 2011 and the amortization of the aforementioned items as components of net periodic pension cost for these periods as well as the amounts expected to be amortized in 2013.

Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

in	Gross	Tax	Net	Gross	Tax	Net	Total net

2012 (CHF million)

Actuarial gains/(losses)	0	0	0	(10)	4	(6)	(6)

Amortization of actuarial losses/(gains)	74	(27)	47	13	(5)	8	55

Amortization of prior service cost/(credit)	(1)	1	0	(2)	1	(1)	(1)

Immediate recognition due to curtailment/settlement	12	(2)	10	0	0	0	10

Total amounts recognized in other comprehensive income	85	(28)	57	1	0	1	58

2011 (CHF million)

Actuarial gains/(losses)	126	(14)	112	(15)	6	(9)	103

Amortization of actuarial losses/(gains)	51	(17)	34	9	(4)	5	39

Amortization of prior service cost/(credit)	0	0	0	(2)	1	(1)	(1)

Total amounts recognized in other comprehensive income	177	(31)	146	(8)	3	(5)	141

Amounts in AOCI, net of tax, expected to be amortized in 2013
in 2013	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

CHF million

Amortization of actuarial losses/(gains)	47	7

Total	47	7

Assumptions
Weighted-average assumptions used to determine net periodic pension cost and benefit obligation
	International single-employer defined benefit pension plans			Other post- retirement defined benefit plans

December 31	2012	2011	2010	2012	2011	2010

Net benefit pension cost (%)

Discount rate	4.8	5.5	6.0	4.7	5.5	6.1

Salary increases	4.0	4.2	4.3	–	–	–

Expected long-term rate of return on plan assets	6.4	7.3	7.2	–	–	–

Benefit obligation (%)

Discount rate	4.5	4.8	5.5	4.3	4.7	5.5

Salary increases	4.0	4.0	4.2	–	–	–

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate of 9.00% for 2012 and 2011 and 9.75% for 2010 was assumed in the cost of covered health care benefits. As of December 31, 2012, the rate is assumed to decrease gradually to 5% by 2020 and remain at that level thereafter. As of December 31, 2012, 2011 and 2010, a 1% increase in the health care cost trend rate assumption would have resulted in an increase in post-retirement expenses of CHF 1.4 million, CHF 1.3 million and CHF 1.5 million, and an increase in accumulated post-retirement defined benefit obligation of CHF 27 million, CHF 23 million and CHF 26 million, respectively. A 1% decrease in the health care cost trend assumption would result in a decrease in post-retirement expenses of CHF 1.1 million, CHF 1.1 million and CHF 1.2 million, and a decrease in post-retirement defined benefit obligation of CHF 22 million, CHF 19 million and CHF 21 million as of December 31, 2012, 2011 and 2010.

Plan assets and investment strategy
> Refer to “Note 29 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information.
As of December 31, 2012 and 2011, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2012 and 2011, for the Bank’s defined benefits plans.

Plan assets measured at fair value on a recurring basis
	2012					2011

end of	Level 1	Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total

Plan assets at fair value (CHF million)

Cash and cash equivalents	0	394		0	394	51	18		0	69

Debt securities	234	985		71	1,290	130	792		90	1,012

of which governments	234	8		0	242	128	2		0	130

of which corporates	0	977		71	1,048	2	790		90	882

Equity securities	188	562		0	750	82	807		0	889

Real estate – indirect	0	0		89	89	0	0		84	84

Alternative investments	0	241		34	275	3	351		90	444

of which private equity	0	0		4	4	0	0		9	9

of which hedge funds	0	0		30	30	0	0		81	81

of which other	0	241	[1]	0	241	3	351	[1]	0	354

Other investments	0	95		0	95	0	88		0	88

Total plan assets at fair value	422	2,277		194	2,893	266	2,056		264	2,586

1 Primarily related to derivative instruments.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets

	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period

2012 (CHF million)

Debt securities – corporates	90	0	(28)	9	3	(3)	0	71

Real estate – indirect	84	0	0	6	0	1	(2)	89

Alternative investments	90	0	0	0	3	(56)	(3)	34

of which private equity	9	0	0	(1)	2	(6)	0	4

of which hedge funds	81	0	0	1	1	(50)	(3)	30

Total plan assets at fair value	264	0	(28)	15	6	(58)	(5)	194

2011 (CHF million)

Debt securities – corporates	122	30	(2)	(4)	5	(61)	0	90

Real estate – indirect	52	0	0	11	0	21	0	84

Alternative investments	94	3	(4)	(2)	3	(4)	0	90

of which private equity	8	0	0	1	0	0	0	9

of which hedge funds	81	3	0	(3)	3	(3)	0	81

of which other	5	0	(4)	0	0	(1)	0	0

Total plan assets at fair value	268	33	(6)	5	8	(44)	0	264

The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.
Weighted-average plan asset allocation as of the measurement date
December 31	2012	2011

Weighted-average plan asset allocation (%)

Cash and cash equivalents	13.6	2.7

Debt securities	44.6	39.1

Equity securities	25.9	34.4

Real estate	3.1	3.2

Alternative investments	9.5	17.2

Insurance	3.3	3.4

Total	100.0	100.0

The following table shows the target plan asset allocation for 2013 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic pension costs for 2013.

Weighted-average target plan asset allocation to be applied prospectively
2013 (%)

Cash and cash equivalents	0

Debt securities	62

Equity securities	22

Real estate	3

Alternative investments	10

Insurance	3

Total	100

Estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans
	International single- employer defined benefit pension plans	Other post- retirement defined benefit plans

Estimated future benefit payments (CHF million)

2013	55	8

2014	64	9

2015	73	9

2016	75	10

2017	87	11

For five years thereafter	582	57

Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2012, 2011, and 2010, the Bank contributed to these plans and recognized as expense CHF 219 million, CHF 244 million and CHF 263 million, respectively.

29 Derivatives and hedging activities
> Refer to “Note 30 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.
Hedge accounting
Cash flow hedges
As of the end of 2012, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was eight months.

The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 7 million.

Fair value of derivative instruments
	Trading			Hedging			[1]

end of 2012	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	8,055.9	2.6	2.5	0.0	0.0	0.0

Swaps	29,159.0	635.8	630.1	58.0	3.8	1.3

Options bought and sold (OTC)	3,739.9	62.4	62.6	0.0	0.0	0.0

Futures	1,145.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	952.0	0.3	0.2	0.0	0.0	0.0

Interest rate products	43,052.2	701.1	695.4	58.0	3.8	1.3

Forwards	2,134.1	21.6	21.3	19.6	0.2	0.1

Swaps	1,336.4	32.1	46.6	0.0	0.0	0.0

Options bought and sold (OTC)	985.3	9.7	10.7	0.0	0.0	0.0

Futures	14.9	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.6	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,474.3	63.4	78.6	19.6	0.2	0.1

Forwards	29.1	0.9	1.2	0.0	0.0	0.0

Options bought and sold (OTC)	32.3	0.6	0.6	0.0	0.0	0.0

Futures	0.9	0.0	0.0	0.0	0.0	0.0

Precious metals products	62.3	1.5	1.8	0.0	0.0	0.0

Forwards	5.5	0.6	0.0	0.0	0.0	0.0

Swaps	211.1	4.5	5.9	0.0	0.0	0.0

Options bought and sold (OTC)	215.1	11.5	11.1	0.0	0.0	0.0

Futures	74.4	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	338.2	13.7	14.1	0.0	0.0	0.0

Equity/index-related products	844.3	30.3	31.1	0.0	0.0	0.0

Credit derivatives [2]	1,694.5	30.6	29.8	0.0	0.0	0.0

Forwards	2.2	0.2	0.2	0.0	0.0	0.0

Swaps	55.3	3.6	3.1	0.0	0.0	0.0

Options bought and sold (OTC)	21.9	1.0	1.0	0.0	0.0	0.0

Futures	186.7	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	50.4	1.6	1.7	0.0	0.0	0.0

Other products [3]	316.5	6.4	6.0	0.0	0.0	0.0

Total derivative instruments	50,444.1	833.3	842.7	77.6	4.0	1.4

The notional amount for derivative instruments (trading and hedging) was CHF 50,521.7 billion as of December 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]

end of 2011	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,210.5	4.5	4.2	0.0	0.0	0.0

Swaps	28,760.7	658.2	650.3	67.9	3.7	2.1

Options bought and sold (OTC)	2,902.5	65.9	66.3	0.0	0.0	0.0

Futures	2,537.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	962.3	0.4	0.3	0.0	0.0	0.0

Interest rate products	42,373.1	729.0	721.1	67.9	3.7	2.1

Forwards	2,133.8	29.7	30.7	17.4	0.1	0.0

Swaps	1,231.7	34.0	51.4	0.0	0.0	0.0

Options bought and sold (OTC)	831.7	12.3	12.7	0.0	0.0	0.0

Futures	25.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	3.7	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	4,226.5	76.0	94.8	17.4	0.1	0.0

Forwards	16.3	1.4	1.4	0.0	0.0	0.0

Options bought and sold (OTC)	34.7	0.9	1.0	0.0	0.0	0.0

Futures	0.1	0.0	0.0	0.0	0.0	0.0

Precious metals products	51.1	2.3	2.4	0.0	0.0	0.0

Forwards	4.1	0.9	0.0	0.0	0.0	0.0

Swaps	211.5	5.8	5.8	0.0	0.0	0.0

Options bought and sold (OTC)	241.5	14.5	14.9	0.2	0.0	0.0

Futures	57.8	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	366.0	18.2	21.2	0.0	0.0	0.0

Equity/index-related products	880.9	39.4	41.9	0.2	0.0	0.0

Credit derivatives [2]	2,042.8	63.3	60.0	0.0	0.0	0.0

Forwards	8.7	0.9	0.8	0.0	0.0	0.0

Swaps	63.6	8.3	7.8	0.0	0.0	0.0

Options bought and sold (OTC)	29.9	2.2	1.7	0.0	0.0	0.0

Futures	177.1	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange-traded)	63.3	3.9	3.8	0.0	0.0	0.0

Other products [3]	342.6	15.3	14.1	0.0	0.0	0.0

Total derivative instruments	49,917.0	925.3	934.3	85.5	3.8	2.1

The notional amount for derivative instruments (trading and hedging) was CHF 50,002.5 billion as of December 31, 2011.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

Fair value of derivative instruments (continued)
	2012		2011

end of	Positive replacement value (PRV)	Negative replacement value (NRV)	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	837.3	844.1	929.1	936.4

Counterparty netting [1]	(766.7)	(766.7)	(836.5)	(836.5)

Cash collateral netting [1]	(33.3)	(36.7)	(36.3)	(37.9)

Replacement values (trading and hedging) after netting agreements	37.3	40.7	56.3	62.0

of which recorded in trading assets (PRV) and trading liabilities (NRV)	33.4	39.6	52.7	60.2

of which recorded in other assets (PRV) and other liabilities (NRV)	3.9	1.1	3.6	1.8

1 Netting was based on legally enforceable netting agreements.

Fair value hedges
in	2012	2011	2010

Gains/(losses) recognized in income on derivatives (CHF million)

Interest rate products	849	634	576

Foreign exchange products	(13)	20	21

Total	836	654	597

Gains/(losses) recognized in income on hedged items (CHF million)

Interest rate products	(894)	(672)	(559)

Foreign exchange products	13	(20)	(21)

Total	(881)	(692)	(580)

Details of fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	(45)	(38)	17

Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2012	2011	2010

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	8	0	0

Foreign exchange products	0	(5)	54

Total	8	(5)	54

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	0	31	27

Total	0	31	27

Represents gains/(losses) on effective portion.
1 Included in commissions and fees.

Net investment hedges
in	2012	2011	2010

Gains/(losses) recognized in AOCI on derivatives (CHF million)

Interest rate products	0	0	8

Foreign exchange products	(81)	280	1,563

Total	(81)	280	1,571

Gains/(losses) reclassified from AOCI into income (CHF million)

Foreign exchange products [1]	75	4	(4)

Total	75	4	(4)

Represents gains/(losses) on effective portion.
1 Included in other revenues.

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
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and special purpose entities (SPEs) that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total

2012 (CHF billion)

Current net exposure	15.3	1.4	0.6	17.3

Collateral posted	13.4	1.4	–	14.8

Additional collateral required in a one-notch downgrade event	0.2	0.5	0.0	0.7

Additional collateral required in a two-notch downgrade event	0.4	1.5	0.5	2.4

2011 (CHF billion)

Current net exposure	17.0	2.0	0.7	19.7

Collateral posted	14.8	1.8	–	16.6

Additional collateral required in a one-notch downgrade event	0.2	1.6	0.0	1.8

Additional collateral required in a two-notch downgrade event	0.4	3.0	0.5	3.9

Credit derivatives
Credit protection sold/purchased
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

Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 6.0 billion and CHF 4.8 billion as of December 31, 2012 and 2011, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
end of 2012	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold

Single-name instruments (CHF billion)

Investment grade [2]	(423.2)	407.6		(15.6)	67.8	2.3

Non-investment grade	(167.5)	160.0		(7.5)	18.1	0.8

Total single-name instruments	(590.7)	567.6		(23.1)	85.9	3.1

of which sovereigns	(119.4)	117.0		(2.4)	10.4	(0.7)

of which non-sovereigns	(471.3)	450.6		(20.7)	75.5	3.8

Multi-name instruments (CHF billion)

Investment grade [2]	(193.6)	173.4		(20.2)	8.8	(0.5)

Non-investment grade	(30.7)	25.4	[3]	(5.3)	3.0	(2.8)

Total multi-name instruments	(224.3)	198.8		(25.5)	11.8	(3.3)

of which sovereigns	(13.5)	13.2		(0.3)	0.3	(0.1)

of which non-sovereigns	(210.8)	185.6		(25.2)	11.5	(3.2)

Total instruments (CHF billion)

Investment grade [2]	(616.8)	581.0		(35.8)	76.6	1.8

Non-investment grade	(198.2)	185.4		(12.8)	21.1	(2.0)

Total instruments	(815.0)	766.4		(48.6)	97.7	(0.2)

of which sovereigns	(132.9)	130.2		(2.7)	10.7	(0.8)

of which non-sovereigns	(682.1)	636.2		(45.9)	87.0	0.6

end of 2011

Single-name instruments (CHF billion)

Investment grade [2]	(452.2)	432.4		(19.8)	55.6	(9.0)

Non-investment grade	(189.1)	179.4		(9.7)	16.7	(15.3)

Total single-name instruments	(641.3)	611.8		(29.5)	72.3	(24.3)

of which sovereigns	(134.8)	132.6		(2.2)	10.8	(8.1)

of which non-sovereigns	(506.5)	479.2		(27.3)	61.5	(16.2)

Multi-name instruments (CHF billion)

Investment grade [2]	(278.2)	253.1		(25.1)	14.5	(15.5)

Non-investment grade	(71.9)	64.1	[3]	(7.8)	9.0	(1.7)

Total multi-name instruments	(350.1)	317.2		(32.9)	23.5	(17.2)

of which sovereigns	(18.4)	17.5		(0.9)	0.9	(1.5)

of which non-sovereigns	(331.7)	299.7		(32.0)	22.6	(15.7)

Total instruments (CHF billion)

Investment grade [2]	(730.4)	685.5		(44.9)	70.1	(24.5)

Non-investment grade	(261.0)	243.5		(17.5)	25.7	(17.0)

Total instruments	(991.4)	929.0		(62.4)	95.8	(41.5)

of which sovereigns	(153.2)	150.1		(3.1)	11.7	(9.6)

of which non-sovereigns	(838.2)	778.9		(59.3)	84.1	(31.9)

1 Represents credit protection purchased with identical underlyings and recoveries. 2 Based on internal ratings of BBB and above. 3 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2012	2011

Credit derivatives (CHF billion)

Credit protection sold	815.0	991.4

Credit protection purchased	766.4	929.0

Other protection purchased	97.7	95.8

Other instruments [1]	15.4	26.6

Total credit derivatives	1,694.5	2,042.8

1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

2012 (CHF billion)

Single-name instruments	130.3	351.6	108.8	590.7

Multi-name instruments	37.4	145.4	41.5	224.3

Total instruments	167.7	497.0	150.3	815.0

2011 (CHF billion)

Single-name instruments	134.1	394.5	112.7	641.3

Multi-name instruments	58.7	202.4	89.0	350.1

Total instruments	192.8	596.9	201.7	991.4

30 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

2012 (CHF million)

Credit guarantees and similar instruments	10,101	1,548	334	845	12,828	12,441		167	2,164

Performance guarantees and similar instruments	5,047	1,599	951	1,750	9,347	8,608		135	3,307

Securities lending indemnifications	12,211	0	0	0	12,211	12,211		0	12,211

Derivatives [2]	21,197	9,951	1,833	2,434	35,415	35,415		985	–	[3]

Other guarantees	4,172	684	281	144	5,281	5,260		3	2,789

Total guarantees	52,728	13,782	3,399	5,173	75,082	73,935		1,290	20,471

2011 (CHF million)

Credit guarantees and similar instruments	3,267	2,061	1,106	907	7,341	6,606		50	2,451

Performance guarantees and similar instruments	5,470	1,619	1,300	1,705	10,094	9,184		69	3,345

Securities lending indemnifications	15,005	0	0	0	15,005	15,005		0	15,005

Derivatives [2]	27,593	12,953	5,137	5,710	51,393	51,393		3,650	–	[3]

Other guarantees	3,846	379	418	192	4,835	4,799		4	2,241

Total guarantees	55,181	17,012	7,961	8,514	88,668	86,987		3,773	23,042

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

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the Swiss Financial Market Supervisory Authority (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2012 to June 30, 2013 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Bank’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Bank. In the first quarter of 2012, the Bank entered into the PAF2 transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covers the approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Bank, and is addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element is retained by the Bank and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.

The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic CDO trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Bank’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Bank for counterparty risk management. As of December 31, 2012, the carrying value of the PAF2 awards was CHF 625 million. The amount of the PAF2 awards compensation expense for the year ended December 31, 2012 was CHF 645 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 26 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.

The Bank has purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer is calculated using the same model as for the PAF2 awards. As of December 31, 2012, the CDS had a positive replacement value of CHF 8 million and was reflected in credit derivatives in the “Fair value of derivative instruments” table in Note 30 – Derivatives and hedging activities. The Bank also has a credit support facility with this entity that allows the Bank to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances include: (i) a disruption of the CP market such that the entity cannot issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeds certain thresholds and the Bank instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider is downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount may be settled by the assignment of the rights and obligations of the CDS to the Bank. The credit support facility is accounted for on an accrual basis and is reflected in credit guarantees and similar instruments in the “Guarantees” table. As of December 31, 2012, the carrying value of the credit support facility included in this table was CHF 7 million. The transaction overall is a four-year transaction, but can be extended to nine years. The Bank has the right to terminate the third-party transaction for certain reasons, including certain regulatory developments.

In December 2012, the Basel Committee on Banking Supervision (BCBS) published updated regulatory guidance that make the PAF2 transaction as currently structured ineligible for counterparty credit spread hedging under the Basel III framework. As a result of this new guidance, the Group now has the right to exercise the regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. The Group is evaluating restructuring the transaction in order for the PAF2 transaction as a whole to remain an eligible counterparty credit spread hedge under Basel III, or alternatively, the Group may decide to terminate the transaction in its entirety.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2012 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims during the period from January 1, 2012 to December 31, 2012, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
Residential mortgage loans sold from January 1, 2004 to December 31, 2012 (USD billion)

Government-sponsored enterprises	8.2

Private investors [1]	22.6

Non-agency securitizations	130.1	[2]

Total	160.9

1 Primarily banks. 2 The outstanding balance of residential mortgage loans sold was USD 27.6 billion as of December 31, 2012. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2012 was attributable to borrower payments of USD 85.4 billion and losses of USD 17.1 billion due to loan defaults.

Residential mortgage loans sold – repurchase claims
	2012					2011				[1]

	Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total

Outstanding repurchase claims (USD million)

Balance at beginning of period	68	432	243	743		60	487	1,084	1,631

New claims	58	57	2,032	2,147		29	10	1,160	1,199

Claims settled through repurchases	(7)	0	(7)	(14)	[2]	0	(1)	(4)	(5)	[2]

Other settlements	(15)	(7)	(32)	(54)	[3]	(8)	0	(3)	(11)	[3]

Total claims settled	(22)	(7)	(39)	(68)		(8)	(1)	(7)	(16)

Claims rescinded	(37)	(18)	0	(55)		(13)	(64)	(28)	(105)

Transfers to/from arbitration and litigation, net [4]	0	0	(841)	(841)		0	0	(1,966)	(1,966)

Balance at end of period	67	464	1,395	1,926		68	432	243	743

1 All related to period July 1, 2011 to December 31, 2011. 2 Settled at a repurchase price of USD 15 million and USD 5 million in 2012 and 2011, respectively. 3 Settled at USD 41 million and USD 9 million in 2012 and 2011, respectively. 4 Refer to "Note 35 – Litigation" for repurchase claims that are in arbitration or litigation.

Residential mortgage loans sold – provisions for outstanding repurchase claims
	2012		2011

Provisions for outstanding repurchase claims (USD million) [1]

Balance at beginning of period	59		29

Increase/(decrease) in provisions, net	52		47

Realized losses [2]	(56)	[3]	(17)	[4]

Balance at end of period	55	[5]	59	[5]

1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 35 – Litigation" for further information. 2 Includes indemnifications paid to resolve loan repurchase claims. 3 Primarily related to government-sponsored enterprises and non-agency securitizations. 4 Primarily related to government-sponsored enterprises. 5 Substantially all related to government-sponsored enterprises.

Lease commitments
Lease commitments (CHF million)

2013	673

2014	592

2015	514

2016	463

2017	411

Thereafter	3,502

Future operating lease commitments	6,155

Less minimum non-cancellable sublease rentals	353

Total net future minimum lease commitments	5,802

Rental expense for operating leases
in	2012	2011	2010

Rental expense for operating leases (CHF million)

Minimum rental expense	629	549	620

Sublease rental income	(97)	(96)	(122)

Total net expenses for operating leases	532	453	498

Operating lease commitments
> Refer to “Note 31 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.
Sale-leaseback transactions in 2012
In the first quarter of 2012, the Bank sold the office complex of its European headquarters at One Cabot Street in London to OCS Investment S.à.r.l. and leased back this property under an operating lease arrangement for 22 years, with two options to extend the lease by five years each. OCS Investment S.à.r.l. is a company wholly-owned by the Qatar Investment Authority, which is a minority shareholder of the Group.

In the fourth quarter of 2012, the Bank sold the Uetlihof office complex in Zurich, the Bank’s principal office building worldwide, to Norges Bank Investment Management and leased back this property under an operating lease arrangement for 25 years, with the option to extend the lease by up to 15 years. Norges Bank Investment Management was acting as the buyer on behalf of the Norwegian Government Pension Fund Global, which is a minority shareholder of the Group.

During 2012, the Bank entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between five and ten years. Total contractual rental expenses under these leases will amount to CHF 41 million.

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received

2012 (CHF million)

Irrevocable commitments under documentary credits	6,210	35	6	0	6,251		6,054		3,219

Loan commitments	166,259	23,574	37,688	6,384	233,905	[2]	228,433		151,616

Forward reverse repurchase agreements	45,556	0	0	0	45,556		45,556		45,556

Other commitments	906	863	171	575	2,515		2,515		131

Total other commitments	218,931	24,472	37,865	6,959	288,227		282,558		200,522

2011 (CHF million)

Irrevocable commitments under documentary credits	5,638	3	40	0	5,681		5,201		2,371

Loan commitments	154,394	19,951	35,746	7,112	217,203	[2]	211,986		142,339

Forward reverse repurchase agreements	28,885	0	0	0	28,885		28,885		28,885

Other commitments	1,430	405	872	870	3,577		3,577		32

Total other commitments	190,347	20,359	36,658	7,982	255,346		249,649		173,627

1 Total net amount is computed as the gross amount less any participations. 2 Included CHF 136,669 million and CHF 134,901 million of unused credit limits as of December 31, 2012 and 2011, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

In November 2007, Banco de Investimentos Credit Suisse (Brasil) S.A., a wholly owned subsidiary of the Bank, acquired a majority interest (50% plus one share) in Credit Suisse Hedging-Griffo Investimentos S.A. (Hedging-Griffo) and entered into option arrangements in respect of the remaining equity interests in Hedging-Griffo. In the second quarter of 2012, the Bank acquired the remaining equity interests in Hedging-Griffo as contemplated under the existing option arrangements at a final purchase price of BRL 1,248 million (CHF 584 million), gaining full control and ownership of Hedging-Griffo.

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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2012, 2011 and 2010 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2012	2011	2010

Gains and cash flows (CHF million)

CMBS
Net gain [1]	56	6	13

Proceeds from transfer of assets	6,156	974	523

Servicing fees	0	1	1

Cash received on interests that continue to be held	57	205	150

RMBS
Net gain [1]	3	65	214

Proceeds from transfer of assets	15,143	30,695	52,308

Purchases of previously transferred financial assets or their underlying collateral	(25)	(4)	0

Servicing fees	3	3	6

Cash received on interests that continue to be held	554	382	488

Other asset-backed financings
Net gain [1]	83	24	85

Proceeds from transfer of assets	591	1,268	4,376

Purchases of previously transferred financial assets or their underlying collateral [2]	(621)	(256)	(2,519)

Servicing fees	0	1	0

Cash received on interests that continue to be held	1,350	701	1,539

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral are the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Represents market-making activity and voluntary repurchases at fair value where no repurchase obligations were present.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2012 and 2011, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2012	2011

CHF million

CMBS
Principal amount outstanding	30,050	35,487

Total assets of SPE	45,407	52,536

RMBS
Principal amount outstanding	58,112	91,242

Total assets of SPE	60,469	95,297

Other asset-backed financing activities
Principal amount outstanding	32,805	35,233

Total assets of SPE	32,805	35,307

Principal amounts outstanding relate to assets transferred from the Bank and do not include principal amounts for assets transferred from third parties.

Fair value of beneficial interests
The >>>fair value measurement of beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Bank may utilize to hedge the inherent risks.

Key economic assumptions at the time of transfer
> Refer to “Note 32 – Financial instruments” for further information on fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2012							2011

at time of transfer in			CMBS				RMBS			CMBS				RMBS

CHF million, except where indicated

Fair value of beneficial interests			761				2,219			57				5,095

of which level 2			654				2,090			42				4,695

of which level 3			107				129			15				399

Weighted-average life, in years			8.4				5.0			7.2				5.4

Prepayment speed assumption (rate per annum), in % [1]			–	[2]	0.1	–	34.9			–	[2]	9.0	–	34.9

Cash flow discount rate (rate per annum), in % [3]	0.8	–	10.7		0.1	–	25.7	2.9	–	10.6		0.5	–	71.2

Expected credit losses (rate per annum), in %	0.5	–	9.0		0.0	–	25.1	1.2	–	9.3		0.3	–	71.0

Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 3 The rate was based on the weighted-average yield on the beneficial interests.

Sensitivity analysis
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2012 and 2011.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2012											2011

end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]

CHF million, except where indicated

Fair value of beneficial interests			274				1,929			692				342				2,960			1,754

of which non-investment grade			90				342			686				133				688			1,513

Weighted-average life, in years			4.0				5.2			3.6				4.1				5.3			2.5

Prepayment speed assumption (rate per annum), in % [3]			–		0.1	–	27.6			–				–		0.1	–	30.0			–

Impact on fair value from 10% adverse change			–				(38.5)			–				–				(44.2)			–

Impact on fair value from 20% adverse change			–				(74.3)			–				–				(86.6)			–

Cash flow discount rate (rate per annum), in % [4]	1.1	–	50.2		0.2	–	42.8	0.7	–	51.7		2.3	–	50.1		0.3	–	49.1	0.7	–	58.7

Impact on fair value from 10% adverse change			(14.8)				(62.8)			(1.0)				(30.5)				(94.4)			(8.2)

Impact on fair value from 20% adverse change			(19.9)				(93.5)			(1.8)				(36.2)				(151.9)			(15.9)

Expected credit losses (rate per annum), in %	0.9	–	49.5		0.9	–	42.8	0.3	–	51.4		1.9	–	49.0		0.9	–	48.9	5.4	–	31.8

Impact on fair value from 10% adverse change			(14.4)				(55.9)			(0.8)				(29.8)				(83.6)			(6.8)

Impact on fair value from 20% adverse change			(19.2)				(80.3)			(1.6)				(34.8)				(131.5)			(13.2)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs within this category are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate is based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2012 and 2011.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2012	2011

CHF million

CMBS
Other assets	467	664

Liability to SPE, included in Other liabilities	(467)	(664)

RMBS
Other assets	0	12

Liability to SPE, included in Other liabilities	0	(12)

Other asset-backed financing activities
Trading assets	1,171	1,851

Other assets	913	1,475

Liability to SPE, included in Other liabilities	(2,084)	(3,326)

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

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation

end of 2012	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,534	27	0	125	44	20	1,750

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117

Trading assets	1,064	196	14	1,861	565	997	4,697

Investment securities	0	23	0	0	0	0	23

Other investments	0	0	0	0	1,712	577	2,289

Net loans	0	4,360	859	0	405	429	6,053

Premises and equipment	0	0	0	0	474	72	546

Loans held-for-sale	7,324	0	3,110	0	71	0	10,505

Other assets	45	1,637	1	4	500	1,816	4,003

Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,771	3,911	29,983

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	247	247

Trading liabilities	20	0	0	0	4	101	125

Short-term borrowings	0	5,776	0	3	0	0	5,779

Long-term debt	9,944	14	3,608	500	38	428	14,532

Other liabilities	45	6	97	7	167	842	1,164

Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	209	1,618	21,847

			Financial intermediation

end of 2011	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	1,202	24	0	43	102	25	1,396

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	19	0	0	0	0	19

Trading assets	1,207	728	18	2,681	554	1,211	6,399

Investment securities	0	41	0	0	0	0	41

Other investments	0	0	0	0	1,863	483	2,346

Net loans	0	4,720	0	0	62	1,158	5,940

Premises and equipment	0	0	0	0	527	82	609

Loans held-for-sale	7,231	0	3,941	0	2	0	11,174

Other assets	43	751	0	30	740	263	1,827

Total assets of consolidated VIEs	9,683	6,283	3,959	2,754	3,850	3,222	29,751

Liabilities of consolidated VIEs (CHF million)

Customer deposits	0	0	0	0	0	221	221

Trading liabilities	30	0	0	0	3	1,253	1,286

Short-term borrowings	0	6,141	0	0	0	0	6,141

Long-term debt	9,383	24	4,483	276	227	465	14,858

Other liabilities	69	2	0	24	157	493	745

Total liabilities of consolidated VIEs	9,482	6,167	4,483	300	387	2,432	23,251

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.

Non-consolidated VIEs
		Financial intermediation

end of 2012	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	100	3,210	1,143	868	600	5,921

Net loans	8	111	2,048	3,572	1,668	7,407

Other assets	0	17	49	0	4	70

Total variable interest assets	108	3,338	3,240	4,440	2,272	13,398

Maximum exposure to loss (CHF million)

Maximum exposure to loss	108	14,123	3,475	4,906	3,039	25,651

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	5,163	103,990	52,268	22,304	6,486	190,211

		Financial intermediation

end of 2011	CDO	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	126	5,497	1,449	834	2,079	9,985

Net loans	0	123	1,302	4,742	3,257	9,424

Other assets	0	0	32	0	369	401

Total variable interest assets	126	5,620	2,783	5,576	5,705	19,810

Maximum exposure to loss (CHF million)

Maximum exposure to loss	153	7,056	3,180	6,051	6,075	22,515

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets	7,093	113,845	58,646	23,633	10,440	213,657

32 Financial instruments
> Refer to “Note 33 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Cash and due from banks	0	569	0	0		569

Interest-bearing deposits with banks	0	627	0	0		627

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664

Debt	92	350	0	0		442

of which corporates	0	320	0	0		320

Equity	29,585	18	0	0		29,603

Securities received as collateral	29,677	368	0	0		30,045

Debt	55,592	74,392	5,830	0		135,814

of which foreign governments	53,918	11,032	79	0		65,029

of which corporates	1	25,933	3,192	0		29,126

of which RMBS	0	30,392	724	0		31,116

of which CMBS	0	4,335	1,023	0		5,358

of which CDO	0	2,620	447	0		3,067

Equity	66,715	7,745	485	0		74,945

Derivatives	3,428	823,181	6,650	(799,843)		33,416

of which interest rate products	703	698,494	1,859	–		–

of which foreign exchange products	1	62,619	754	–		–

of which equity/index-related products	2,538	25,885	1,920	–		–

of which credit derivatives	0	29,274	1,294	–		–

Other	7,205	2,736	2,486	0		12,427

Trading assets	132,940	908,054	15,451	(799,843)		256,602

Debt	1,334	341	169	0		1,844

of which foreign governments	1,333	1	21	0		1,355

of which corporates	0	340	125	0		465

of which CDO	0	0	24	0		24

Equity	4	90	1	0		95

Investment securities	1,338	431	170	0		1,939

Private equity	0	0	3,855	0		3,855

of which equity funds	0	0	2,530	0		2,530

Hedge funds	0	470	165	0		635

of which debt funds	0	349	84	0		433

Other equity investments	271	69	2,244	0		2,584

of which private	0	61	2,245	0		2,306

Life finance instruments	0	0	1,818	0		1,818

Other investments	271	539	8,082	0		8,892

Loans	0	13,381	6,619	0		20,000

of which commercial and industrial loans	0	6,191	4,778	0		10,969

of which financial institutions	0	5,934	1,530	0		7,464

Other intangible assets (mortgage servicing rights)	0	0	43	0		43

Other assets	5,439	26,802	5,164	(146)		37,259

of which loans held-for-sale	0	14,899	4,463	0		19,362

Total assets at fair value	169,665	1,064,435	35,529	(799,989)		469,640

Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)

Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	169,425	1,055,567	29,492	(799,989)		454,495

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	3,431	0	0		3,431

Customer deposits	0	4,601	25	0		4,626

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784

Debt	92	350	0	0		442

of which corporates	0	320	0	0		320

Equity	29,585	18	0	0		29,603

Obligation to return securities received as collateral	29,677	368	0	0		30,045

Debt	25,782	7,015	196	0		32,993

of which foreign governments	25,624	1,476	0	0		27,100

of which corporates	0	5,030	196	0		5,226

Equity	18,109	389	6	0		18,504

Derivatives	3,174	834,413	5,154	(803,147)		39,594

of which interest rate products	628	693,525	1,357	–		–

of which foreign exchange products	1	76,988	1,648	–		–

of which equity/index-related products	2,305	27,749	1,003	–		–

of which credit derivatives	0	28,952	819	–		–

Trading liabilities	47,065	841,817	5,356	(803,147)		91,091

Short-term borrowings	0	4,389	124	0		4,513

Long-term debt	218	54,458	10,098	0		64,774

of which treasury debt over two years	0	10,567	0	0		10,567

of which structured notes over two years	0	22,545	6,189	0		28,734

of which non-recourse liabilities	218	11,006	2,551	0		13,775

Other liabilities	0	24,235	2,847	(283)		26,799

of which failed sales	0	2,523	1,160	0		3,683

Total liabilities at fair value	76,960	1,042,083	18,450	(803,430)		334,063

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Interest-bearing deposits with banks	0	405	0	0		405

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	157,469	1,204	0		158,673

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Securities received as collateral	26,052	3,946	193	0		30,191

Debt	82,237	52,783	9,941	0		144,961

of which foreign governments	61,506	8,123	358	0		69,987

of which corporates	337	27,639	5,076	0		33,052

of which RMBS	19,331	5,848	1,786	0		26,965

of which CMBS	0	4,556	1,517	0		6,073

of which CDO	0	6,570	727	0		7,297

Equity	57,481	9,038	467	0		66,986

Derivatives	6,455	909,261	9,588	(872,569)		52,735

of which interest rate products	2,017	724,413	2,547	–		–

of which foreign exchange products	1	74,950	1,040	–		–

of which equity/index-related products	3,929	32,770	2,732	–		–

of which credit derivatives	0	61,120	2,172	–		–

Other	9,235	3,636	2,195	0		15,066

Trading assets	155,408	974,718	22,191	(872,569)		279,748

Debt	3,010	446	102	0		3,558

of which foreign governments	3,010	0	18	0		3,028

of which corporates	0	309	43	0		352

of which CDO	0	136	41	0		177

Equity	9	83	0	0		92

Investment securities	3,019	529	102	0		3,650

Private equity	0	0	4,143	0		4,143

of which equity funds	0	0	2,973	0		2,973

Hedge funds	0	232	266	0		498

of which debt funds	0	154	172	0		326

Other equity investments	403	50	2,490	0		2,943

of which private	0	40	2,490	0		2,530

Life finance instruments	0	0	1,968	0		1,968

Other investments	403	282	8,867	0		9,552

Loans	0	13,851	6,842	0		20,693

of which commercial and industrial loans	0	7,591	4,559	0		12,150

of which financial institutions	0	5,480	2,179	0		7,659

Other intangible assets (mortgage servicing rights)	0	0	70	0		70

Other assets	5,451	22,951	7,469	(205)		35,666

of which loans held-for-sale	0	12,104	6,901	0		19,005

Total assets at fair value	190,333	1,174,151	46,938	(872,774)		538,648

Less other investments - equity at fair value attributable to noncontrolling interests	(295)	(99)	(3,944)	0		(4,338)

Less assets consolidated under ASU 2009-17 [2]	0	(9,304)	(4,003)	0		(13,307)

Assets at fair value excluding noncontrolling interests and assets not consolidated under the Basel framework	190,038	1,164,748	38,991	(872,774)		521,003

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements. 2 Assets of consolidated VIEs that are not risk-weighted assets under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2011	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	2,737	0	0		2,737

Customer deposits	0	4,583	0	0		4,583

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	136,483	0	0		136,483

Debt	94	3,895	112	0		4,101

of which corporates	0	3,835	112	0		3,947

Equity	25,958	51	81	0		26,090

Obligation to return securities received as collateral	26,052	3,946	193	0		30,191

Debt	38,680	9,302	21	0		48,003

of which foreign governments	38,622	829	0	0		39,451

of which corporates	6	7,591	13	0		7,610

Equity	19,124	461	7	0		19,592

Derivatives	6,283	920,612	7,315	(873,996)		60,214

of which interest rate products	1,941	717,436	1,588	–		–

of which foreign exchange products	1	91,984	2,836	–		–

of which equity/index-related products	3,809	37,054	1,022	–		–

of which credit derivatives	0	58,497	1,520	–		–

Trading liabilities	64,087	930,375	7,343	(873,996)		127,809

Short-term borrowings	0	3,311	236	0		3,547

Long-term debt	122	55,199	12,715	0		68,036

of which treasury debt over two years	0	13,191	0	0		13,191

of which structured notes over two years	1	19,694	7,576	0		27,271

of which non-recourse liabilities	121	10,564	3,585	0		14,270

Other liabilities	0	27,387	3,890	(335)		30,942

of which failed sales	0	3,821	1,909	0		5,730

Total liabilities at fair value	90,261	1,164,021	24,377	(874,331)		404,328

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable netting agreements.

Transfers between level 1 and level 2
2012	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2

Assets (CHF million)

Debt	318	23,632

Equity	209	650

Derivatives	5,510	20

Trading assets	6,037	24,302

Liabilities (CHF million)

Debt	87	34

Equity	100	226

Derivatives	6,441	72

Trading liabilities	6,628	332

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues

2012	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	(1,174)	0		(28)	0		0	(2)	0

Securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0

Debt	9,941	2,312	(5,035)	7,479	(8,793)	0	0	72		129	(4)		0	(271)	5,830

of which corporates	5,076	1,113	(3,609)	5,210	(4,745)	0	0	49		278	(4)		0	(176)	3,192

of which RMBS	1,786	831	(958)	937	(1,924)	0	0	18		60	0		0	(26)	724

of which CMBS	1,517	188	(262)	664	(809)	0	0	(4)		(228)	0		0	(43)	1,023

of which CDO	727	158	(121)	483	(851)	0	0	(4)		67	0		0	(12)	447

Equity	467	419	(100)	377	(611)	0	0	0		(63)	0		0	(4)	485

Derivatives	9,588	1,465	(2,175)	0	0	1,007	(3,262)	60		163	0		0	(196)	6,650

of which interest rate products	2,547	168	(686)	0	0	303	(976)	47		515	0		0	(59)	1,859

of which equity/index-related products	2,732	681	(844)	0	0	346	(844)	(31)		(56)	0		0	(64)	1,920

of which credit derivatives	2,172	592	(544)	0	0	161	(914)	43		(179)	0		0	(37)	1,294

Other	2,195	179	(366)	2,842	(2,290)	0	0	2		(4)	0		0	(72)	2,486

Trading assets	22,191	4,375	(7,676)	10,698	(11,694)	1,007	(3,262)	134		225	(4)		0	(543)	15,451

Investment securities	102	0	0	94	(17)	0	0	0		0	0		0	(9)	170

Equity	6,899	4	(61)	757	(1,789)	0	0	0		2	0		620	(168)	6,264

Life finance instruments	1,968	0	0	102	(274)	0	0	0		72	0		0	(50)	1,818

Other investments	8,867	4	(61)	859	(2,063)	0	0	0		74	0		620	(218)	8,082

Loans	6,842	605	(642)	509	(1,286)	4,490	(3,473)	15		(250)	0		0	(191)	6,619

of which commercial and industrial loans	4,559	537	(391)	275	(469)	3,084	(2,773)	15		76	0		0	(135)	4,778

of which financial institutions	2,179	64	(248)	218	(745)	1,078	(672)	(1)		(293)	0		0	(50)	1,530

Other intangible assets	70	0	0	11	(16)	0	0	0		0	0		(20)	(2)	43

Other assets	7,469	2,509	(2,949)	3,007	(3,356)	298	(2,319)	128		580	0		0	(203)	5,164

of which loans held-for-sale [2]	6,901	2,471	(2,948)	2,801	(3,182)	298	(2,319)	127		486	0		0	(172)	4,463

Total assets at fair value	46,938	7,493	(11,516)	15,178	(18,432)	5,795	(10,228)	277		601	(4)		600	(1,173)	35,529

Liabilities (CHF million)

Customer deposits	0	0	0	0	0	25	0	0		0	0		0	0	25

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	0	0	0	0	0		0	0		0	0	0

Obligation to return securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0

Trading liabilities	7,343	1,294	(1,783)	94	(346)	853	(2,599)	151		505	0		0	(156)	5,356

of which interest rate derivatives	1,588	230	(754)	0	0	115	(194)	75		340	0		0	(43)	1,357

of which foreign exchange derivatives	2,836	3	(178)	0	0	1	(1,037)	24		48	0		0	(49)	1,648

of which equity/index-related derivatives	1,022	132	(262)	0	0	537	(315)	(16)		(61)	0		0	(34)	1,003

of which credit derivatives	1,520	700	(571)	0	0	88	(939)	79		(36)	0		0	(22)	819

Short-term borrowings	236	23	(96)	0	0	288	(332)	(3)		14	0		0	(6)	124

Long-term debt	12,715	2,616	(4,044)	0	0	4,015	(6,043)	182		989	(4)		0	(328)	10,098

of which structured notes over two years	7,576	789	(1,668)	0	0	1,925	(2,867)	32		604	(4)		0	(198)	6,189

of which non-recourse liabilities	3,585	1,701	(2,225)	0	0	1,473	(2,312)	144		275	0		0	(90)	2,551

Other liabilities	3,890	246	(315)	321	(1,322)	2	(219)	(15)		74	0		278	(93)	2,847

of which failed sales	1,909	136	(47)	302	(1,260)	0	0	0		153	0		0	(33)	1,160

Total liabilities at fair value	24,377	4,179	(6,426)	415	(1,668)	5,183	(9,193)	315		1,582	(4)		278	(588)	18,450

Net assets/liabilities at fair value	22,561	3,314	(5,090)	14,763	(16,764)	612	(1,035)	(38)		(981)	0		322	(585)	17,079

1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period. 2 Includes unrealized gains recorded in trading revenues of CHF 307 million primarily related to sub-prime exposures in the RMBS and CMBS businesses and market movements across the wider loans held-for-sale portfolio.

476 / 477

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues

2011	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Interest-bearing deposits with banks	0	0	(24)	27	0	0	0	(1)		(2)	0		0	0	0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,196	0	(11)	0	0	55	(45)	0		4	0		0	5	1,204

Securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Debt	10,887	3,405	(3,043)	10,382	(11,178)	0	0	1		(467)	0		0	(46)	9,941

of which corporates	3,805	931	(706)	5,484	(4,573)	0	0	34		49	0		0	52	5,076

of which RMBS	3,265	1,704	(1,277)	2,820	(4,230)	0	0	(37)		(361)	0		0	(98)	1,786

of which CMBS	1,862	324	(237)	831	(1,072)	0	0	(2)		(181)	0		0	(8)	1,517

of which CDO	1,134	370	(625)	712	(907)	0	0	16		33	0		0	(6)	727

Equity	623	309	(515)	726	(668)	0	0	35		(47)	0		0	4	467

Derivatives	8,720	2,998	(2,311)	0	0	778	(3,085)	22		2,436	0		0	30	9,588

of which interest rate products	2,071	815	(142)	0	0	133	(599)	13		266	0		0	(10)	2,547

of which equity/index-related products	2,298	666	(796)	0	0	272	(184)	(21)		455	0		0	42	2,732

of which credit derivatives	2,724	1,216	(1,267)	0	0	86	(2,051)	31		1,452	0		0	(19)	2,172

Other	2,016	195	(434)	2,806	(2,300)	0	(43)	(7)		(68)	0		0	30	2,195

Trading assets	22,246	6,907	(6,303)	13,914	(14,146)	778	(3,128)	51		1,854	0		0	18	22,191

Investment securities	79	2	0	48	(18)	0	(4)	0		0	0		0	(5)	102

Equity	9,346	26	(74)	986	(4,605)	0	0	0		30	0		1,255	(65)	6,899

Life finance instruments	1,843	0	0	79	(83)	0	0	0		116	0		0	13	1,968

Other investments	11,189	26	(74)	1,065	(4,688)	0	0	0		146	0		1,255	(52)	8,867

Loans	6,256	1,560	(1,367)	1,335	(978)	2,483	(2,338)	18		(122)	0		0	(5)	6,842

of which commercial and industrial loans	3,559	1,411	(854)	447	(521)	1,984	(1,494)	2		(2)	0		0	27	4,559

of which financial institutions	2,195	149	(240)	836	(353)	371	(608)	(1)		(143)	0		0	(27)	2,179

Other intangible assets	66	0	0	23	0	0	0	0		0	0		(19)	0	70

Other assets	9,253	6,198	(6,988)	4,730	(5,534)	1,570	(1,442)	(105)		(161)	0		1	(53)	7,469

of which loans held-for-sale	8,933	5,988	(6,974)	4,426	(5,180)	1,569	(1,443)	(105)		(255)	0		0	(58)	6,901

Total assets at fair value	50,285	14,894	(14,767)	21,142	(25,364)	4,886	(6,964)	(37)		1,719	0		1,237	(93)	46,938

Liabilities (CHF million)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	507	0	(293)	0	0	0	(199)	(4)		0	0		0	(11)	0

Obligation to return securities received as collateral	0	201	0	0	0	0	(7)	0		0	0		0	(1)	193

Trading liabilities	9,201	1,276	(2,062)	214	(290)	502	(1,929)	203		259	0		0	(31)	7,343

of which interest rate derivatives	1,342	91	(45)	0	0	2	(194)	(4)		383	0		0	13	1,588

of which foreign exchange derivatives	2,940	48	(135)	0	0	17	(704)	7		655	0		0	8	2,836

of which equity/index-related derivatives	2,939	113	(716)	0	0	153	(348)	181		(1,236)	0		0	(64)	1,022

of which credit derivatives	1,255	949	(1,072)	0	0	136	(414)	19		622	0		0	25	1,520

Short-term borrowings	123	64	(23)	0	0	320	(229)	1		(24)	0		0	4	236

Long-term debt	16,798	7,346	(8,522)	0	0	6,253	(8,383)	(166)		(490)	0		0	(121)	12,715

of which structured notes over two years	9,486	1,911	(2,109)	0	0	2,921	(3,566)	(55)		(932)	0		0	(80)	7,576

of which non-recourse liabilities	6,825	5,187	(6,213)	0	0	2,609	(4,393)	(117)		(215)	0		0	(98)	3,585

Other liabilities	3,733	663	(383)	290	(437)	17	(245)	(45)		181	0		128	(12)	3,890

of which failed sales	1,848	607	(345)	237	(403)	0	0	(11)		(20)	0		0	(4)	1,909

Total liabilities at fair value	30,362	9,550	(11,283)	504	(727)	7,092	(10,992)	(11)		(74)	0		128	(172)	24,377

Net assets/liabilities at fair value	19,923	5,344	(3,484)	20,638	(24,637)	(2,206)	4,028	(26)		1,793	0		1,109	79	22,561

1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

478 / 479

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2012				2011

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	(1,019)	322	(697)	[1]	1,767	1,109	2,876	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(1,209)	(23)	(1,232)		546	(116)	430

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Debt	5,830

of which corporates	3,192

of which	754	Option model	Correlation, in %		(87)	97

			Buyback probability, in %	[1]	50	100

of which	797	Market comparable	Price, in %		0	146

of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439

of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50

			Prepayment rate, in %		0	55

			Default rate, in %		0	25

			Loss severity, in %		0	100

of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12

			Internal rate of return, in %		9	15

			Discount rate, in %		2	35

			Prepayment rate, in %		0	10

			Default rate, in %		0	40

			Loss severity, in %		0	90

of which CDO	447

of which	193	Vendor price	Price, in %		0	102

of which	123	Discounted cash flow	Discount rate, in %		2	35

			Prepayment rate, in %		0	40

			Default rate, in %		0	25

			Loss severity, in %		0	100

of which	78	Market comparable	Price, in %		80	93

1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
2012	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value

CHF million, except where indicated

Equity	485

of which	237	Market comparable		EBITDA multiple		3		12

of which	26	Discounted cash flow		Capitalization rate, in %		7		7

Derivatives	6,650

of which interest rate products	1,859	Option model		Correlation, in %		17		100

				Prepayment rate, in %		2		45

				Volatility, in %		(5)		31

				Credit spread, in bp		34		157

of which equity/index-related products	1,920	Option model		Correlation, in %		(87)		97

				Volatility, in %		2		157

of which credit derivatives	1,294	Discounted cash flow		Credit spread, in bp		1		5,843

				Recovery rate, in %		0		75

				Discount rate, in %		2		35

				Default rate, in %		0		25

				Loss severity, in %		0		100

				Correlation, in %		30		97

				Prepayment rate, in %		0		40

Other	2,486

of which	1,891	Market comparable		Price, in %		0		103

of which	564	Discounted cash flow		Life expectancy, in years		4		20

Trading assets	15,451

Investment securities	170	–		–		–		–

Private equity	3,855	–	[1]	–	[1]	–	[1]	–	[1]

Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]

Other equity investments	2,244

of which private	2,245

of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049

				Contingent probability, in %		50		50

of which	903	Market comparable		EBITDA multiple		2		13

Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23

Other investments	8,082

Loans	6,619

of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763

of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888

Other intangible assets (mortgage servicing rights)	43	–		–		–		–

Other assets	5,164

of which loans held-for-sale	4,463

of which	2,031	Vendor price		Price, in %		0		103

of which	328	Discounted cash flow		Credit spread, in bp		20		1,458

of which	2,009	Market comparable		Price, in %		0		115

Total level 3 assets at fair value	35,529

1 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 assets at fair value (continued)
2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value

CHF million, except where indicated

Customer deposits	25	–	–		–	–

Trading liabilities	5,356

of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54

			Correlation, in %		17	100

			Mean reversion, in %	[1]	(33)	5

			Prepayment rate, in %		4	45

of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70

			Prepayment rate, in %		4	22

of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97

			Skew, in %		56	128

			Volatility, in %		2	157

			Buyback probability, in %	[2]	50	100

			Gap risk, in %	[3]	0	4

of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843

			Discount rate, in %		2	35

			Default rate, in %		0	25

			Recovery rate, in %		0	77

			Loss severity, in %		0	100

			Correlation, in %		0	47

			Prepayment rate, in %		0	40

Short-term borrowings	124	–	–		–	–

Long-term debt	10,098

of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97

			Volatility, in %		2	157

			Buyback probability, in %	[2]	50	100

			Gap risk, in %	[3]	0	12

of which non-recourse liabilities	2,551

of which	2,255	Vendor price	Price, in %		0	103

of which	230	Market comparable	Price, in %		0	87

Other liabilities	2,847

of which failed sales	1,160

of which	646	Market comparable	Price, in %		0	100

of which	290	Discounted cash flow	Credit spread, in bp		0	1,532

Total level 3 liabilities at fair value	18,450

1 Management's best estimate of the speed at which interest rates will revert to the long-term average. 2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments. 3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Fair value, unfunded commitments and term of redemption conditions
end of 2012	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	127		38		165	0

Equity funds	52		3,810	[1]	3,862	0

Equity funds sold short	0		(111)		(111)	0

Total funds held in trading assets and liabilities	179		3,737		3,916	0

Debt funds	68		365		433	157

Equity funds	3		43		46	0

Others	4		152		156	46

Hedge funds	75		560	[2]	635	203

Debt funds	97		0		97	17

Equity funds	2,530		0		2,530	723

Real estate funds	382		0		382	131

Others	846		0		846	198

Private equity	3,855		0		3,855	1,069

Equity method investments	385		0		385	0

Total funds held in other investments	4,315		560		4,875	1,272

Total fair value	4,494	[3]	4,297	[4]	8,791	1,272	[5]

1 57% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days, 17% is redeemable on an annual basis with a notice period primarily of more than 60 days, 13% is redeemable on a monthly basis with a notice period primarily of less than 30 days and 13% is redeemable on a quarterly basis with a notice period primarily of more than 45 days. 2 66% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 19% is redeemable on demand with a notice period primarily of less than 30 days and 11% is redeemable on an annual basis with a notice period of more than 60 days. 3 Includes CHF 1,958 million attributable to noncontrolling interests. 4 Includes CHF 107 million attributable to noncontrolling interests. 5 Includes CHF 418 million attributable to noncontrolling interests.

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

Nonrecurring fair value changes
end of	2012	2011

Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)

Assets held-for-sale recorded at fair value on a nonrecurring basis	0.5	0.7

of which level 3	0.5	0.7

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2012			2011

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-interest-earning loans	920	3,810	(2,890)	807	3,277	(2,470)

Financial instruments (CHF million)

Interest-bearing deposits with banks	627	615	12	405	404	1

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	113,664	113,196	468	158,673	157,889	784

Loans	20,000	20,278	(278)	20,693	21,381	(688)

Other assets [1]	22,060	29,787	(7,727)	20,511	30,778	(10,267)

Due to banks and customer deposits	(531)	(493)	(38)	(610)	(620)	10

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(108,784)	(108,701)	(83)	(136,483)	(136,396)	(87)

Short-term borrowings	(4,513)	(4,339)	(174)	(3,547)	(3,681)	134

Long-term debt	(64,774)	(66,434)	1,660	(68,036)	(77,000)	8,964

Other liabilities	(3,683)	(6,186)	2,503	(5,730)	(8,210)	2,480

1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2012		2011		2010

in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Cash and due from banks	(13)	[2]	–		–

of which related to credit risk	(13)		–		–

Interest-bearing deposits with banks	12	[1]	0		11	[1]

of which related to credit risk	3		0		0

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,183	[1]	1,698	[1]	1,901	[1]

Other trading assets	10	[2]	10	[2]	46	[2]

Other investments	144	[3]	196	[2]	(225)	[3]

of which related to credit risk	34		(14)		(2)

Loans	925	[1]	(1,105)	[2]	1,065	[1]

of which related to credit risk	318		(256)		707

Other assets	2,641	[1]	476	[1]	5,896	[2]

of which related to credit risk	355		(332)		589

Due to banks and customer deposits	(22)	[1]	(2)	[1]	(27)	[2]

of which related to credit risk	8		45		0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(114)	[1]	(575)	[1]	(471)	[1]

Short-term borrowings	(350)	[2]	91	[2]	(51)	[2]

of which related to credit risk [4]	0		(2)		1

Long-term debt	(7,709)	[2]	2,301	[2]	(6,313)	[2]

of which related to credit risk [4]	(2,365)		1,769		166

Other liabilities	826	[2]	(286)	[2]	(232)	[2]

of which related to credit risk	912		(348)		(97)

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

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value

end of 2012		Level 1	Level 2	Level 3	Total

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69,783	0	69,755	27	69,782

Loans	204,551	0	206,214	4,482	210,696

Other financial assets [1]	133,498	63,519	68,568	1,680	133,767

Financial liabilities (CHF million)

Due to banks and deposits	320,208	193,288	126,798	9	320,095

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939

Short-term borrowings	10,325	0	10,328	0	10,328

Long-term debt	82,223	0	79,032	4,546	83,578

Other financial liabilities [2]	89,275	0	88,035	1,170	89,205

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Carrying value and fair value of financial instruments not carried at fair value (continued)
end of 2011	Carrying value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	78,262	78,262

Loans	195,813	199,657

Other financial assets [1]	188,755	188,793

Financial liabilities (CHF million)

Due to banks and deposits	336,887	336,809

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	40,076	40,076

Short-term borrowings	22,569	22,570

Long-term debt	93,317	90,017

Other financial liabilities [2]	96,497	96,497

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

33 Assets pledged and collateral
Assets pledged
The Bank pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.

end of	2012	2011

Assets pledged (CHF million)

Total assets pledged or assigned as collateral	145,598	152,527

of which encumbered	90,745	96,922

Collateral
The Bank receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Bank was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

end of	2012	2011

Collateral (CHF million)

Fair value of collateral received with the right to sell or repledge	402,784	373,794

of which sold or repledged	292,531	332,878

Other information
end of	2012	2011

Other information (CHF million)

Cash and securities restricted under foreign banking regulations	14,340	17,943

Swiss National Bank required minimum liquidity reserves	2,312	2,178

> Refer to “Note 34 – Assets pledged and collateral” in V – Consolidated financial statements – Credit Suisse Group for further information.

34 Capital adequacy
The Bank is subject to regulation by FINMA. The capital levels of the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since 2008, the Bank operated under the international capital adequacy standards known as >>>Basel II set forth by the BCBS. These standards affected the measurement of both total eligible capital and >>>risk-weighted assets. In January 2011, as required by FINMA, the Bank implemented BCBS’s “Revisions to the Basel II market risk framework” (>>>Basel II.5) for FINMA regulatory capital purposes. The Bank has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34. FINMA has advised the Bank that it may continue to include as tier 1 capital CHF 1.6 billion and CHF 3.2 billion of equity from SPEs which are deconsolidated under US GAAP as of December 31, 2012 and 2011, respectively.

As of December 31, 2012 and 2011, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and the Bank for International Settlements (BIS) guidelines.
> Refer to “Note 35 – Capital adequacy” in V – Consolidated financial statements – Credit Suisse Group for further information.
BIS statistics – Basel II.5
end of	2012	2011

Eligible capital (CHF million)

Tier 1 capital	39,660	35,098

of which core tier 1 capital	30,879	24,210

Tier 2 capital	8,092	13,292

Total eligible capital	47,752	48,390

Risk-weighted assets (CHF million)

Credit risk	134,760	148,378

Market risk	29,338	40,571

Non-counterparty risk	5,873	7,564

Operational risk	45,125	36,088

Risk-weighted assets	215,096	232,601

Capital ratios (%)

Core tier 1 ratio	14.4	10.4

Tier 1 ratio	18.4	15.1

Total capital ratio	22.2	20.8

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2012 and 2011, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).

As of December 31, 2012 and 2011, the Bank was not subject to restrictions on its ability to pay the proposed dividends.

35 Litigation
> Refer to “Note 37 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.
36 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million

as of December 31, 2012

	Credit Suisse AG

100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6

100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6

100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7

100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8

100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0

100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8

100	Column Financial, Inc.	Wilmington, United States	USD	0.0

100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1

100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0

100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4

100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0

100	Credit Suisse (France)	Paris, France	EUR	52.9

100	Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0

100	Credit Suisse (Guernsey) Limited	St. Peter Port, Guernsey	USD	6.1

100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	6,135.9

100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	109.6

100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0

100	Credit Suisse (Poland) Sp. z o.o	Warsaw, Poland	PLN	20.0

100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	20.0

100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3

100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	126.8

100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0

100	Credit Suisse Alternative Capital, LLC	Wilmington, United States	USD	81.6

100	Credit Suisse Asset Management Funds (UK) Limited	London, United Kingdom	GBP	15.5

100	Credit Suisse Asset Management Funds S.p.A. S.G.R.	Milan, Italy	EUR	5.0

100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2

100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1

100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0

100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1

100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0

100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,079.6

100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0

100	Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0

100	Credit Suisse Capital Funding, Inc.	Wilmington, United States	USD	0.0

100	Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million

100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5

100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2

100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1

100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8

100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0

100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6

100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3

100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5

100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0

100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6

100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6

100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0

100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7

100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9

100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0

100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0

100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0

100		Credit Suisse Management LLC	Wilmington, United States	USD	894.5

100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0

100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2

100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0

100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4

100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	2,859.3

100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9

100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8

100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0

100		Credit Suisse Securities (Johannesburg) (Proprietary) Limited	Johannesburg, South Africa	ZAR	0.0

100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0

100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1

100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0

100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0

100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	2,847.9

100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1

100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0

100		J O Hambro Investment Management Limited	London, United Kingdom	GBP	0.0

100		Merban Equity AG	Zug, Switzerland	CHF	0.1

100		SPS Holding Corporation	Wilmington, United States	USD	0.1

100		Whist Equity Trading LLC	Wilmington, United States	USD	140.4

99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0

98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1

98	[2]	Credit Suisse International	London, United Kingdom	USD	3,107.7

83		Asset Management Finance LLC	Wilmington, United States	USD	341.5

71		Credit Suisse Saudi Arabia	Riyadh, Saudia Arabia	SAR	300.0

58	[3]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	150.0

1 43% of voting rights held by Credit Suisse Group AG, Guernsey Branch. 2 Remaining 2% held directly by Credit Suisse Group AG. 80% of voting rights and 98% of equity interest held by Credit Suisse AG. 3 42% of voting rights held directly by Credit Suisse Group AG.

Significant equity method investments
Equity interest in %		Company name	Domicile

as of December 31, 2012

Credit Suisse AG

33		Credit Suisse Founder Securities Limited	Beijing, China

25		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia

20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China

5	[1]	York Capital Management Global Advisors, LLC	New York, United States

1 The Bank holds a significant noncontrolling interest.

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

The CEO and CFO concluded that, as of December 31, 2012, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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

Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2012 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control – Integrated Framework”.

Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2012.
KPMG AG, the Bank’s independent auditors, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2012, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm
Report of the Independent Registered Public Accounting Firm to the General Meeting of Shareholders of Credit Suisse AG, Zurich
We have audited Credit Suisse AG and subsidiaries’ (the “Bank”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Bank’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.

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

In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2012, and our report dated March 22, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Simon Ryder Anthony Anzevino
Licensed Audit Expert Global Lead Partner
Auditor in Charge

Zurich, Switzerland
March 22, 2013

Parent company financial statements – Credit Suisse (Bank)
Report of the Statutory Auditor
Financial review
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings

Statements of income
Balance sheets
Off-balance sheet transactions
1 Description of business activities
2 Accounting and valuation policies
3 Additional information on the parent company statements of income
4 Pledged assets and assets under reservation of ownership
5 Other assets and other liabilities
6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
7 Balance sheet items that include issued structured products at fair value
8 Liabilities due to own pension plans
9 Valuation adjustments and provisions
10 Composition of share and participation capital and conditional capital
11 Major shareholders and groups of shareholders
12 Shareholder’s equity
13 Amounts receivable from and payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
14 Significant transactions with related parties
15 Fire insurance value of tangible fixed assets
16 Liabilities for future payments in connection with operating leases
17 Fiduciary transactions
18 Number of employees
19 Foreign currency translation rates
20 Outsourcing of services
21 Risk assessment

Report of the Statutory Auditor
Report of the Statutory Auditor on the Financial Statements to the General Meeting of Credit Suisse AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG (the "Bank"), which comprise the balance sheet, statements of income and notes for the year ended December 31, 2012.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2012 comply with Swiss law and the Bank's articles of incorporation.

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

KPMG AG

Simon Ryder Ralph Dicht
Licensed Audit Expert Licensed Audit Expert
Auditor in Charge

Zurich, Switzerland
March 22, 2013

Financial review
The Credit Suisse AG (Bank) parent company (the Bank parent company) recorded net operating income of CHF 10,235 million in 2012, compared to CHF 9,467 million in 2011. After deduction of slightly increased operating expenses totaling CHF 7,110 million, gross operating profit increased CHF 564 million, or 22%, compared to 2011, and amounted to CHF 3,125 million.

Depreciation of noncurrent assets of CHF 3,267 million, which included a CHF 2,515 million impairment of participating interests, increased from CHF 602 million in 2011. Valuation adjustments, provisions and losses of CHF 526 million in 2012 was down CHF 160 million, or 23%, compared to 2011. The resulting operating loss in 2012 was CHF 668 million, compared to an operating profit of CHF 1,273 million in 2011. The Bank parent company recorded net profit of CHF 183 million in 2012, compared to a net profit of CHF 1,276 million in 2011.

Net interest income of CHF 2,991 million in 2012 increased CHF 944 million, or 46%, compared to 2011. Net commission and service fee activities of CHF 5,055 million increased CHF 490 million, or 11%. The Bank parent company reported net trading income of CHF 146 million, down 92% from CHF 1,790 million in 2011, mainly due to trading losses in credit products included in other trading losses, trading losses in equity instruments and a decrease in trading income from foreign exchange and banknote trading. These decreases were partially offset by higher income from trading in interest-related instruments. Net other ordinary income was CHF 2,043 million compared to CHF 1,065 million. The increase of CHF 978 million, or 92%, was mainly related to income from participating interests.

Operating expenses of CHF 7,110 million were up CHF 204 million, or 3%, compared to 2011. Personnel expenses were stable at CHF 5,089 million. Property, equipment and administrative costs increased CHF 191 million, or 10%, compared to 2011. Extraordinary income in 2012 of CHF 1,113 million reflected realized gains from the sale of real estate of CHF 687 million, the release of reserves for general banking risks and other provisions economically no longer required totaling CHF 234 million and realized gains from the disposal of participating interests of CHF 137 million, mainly related to the sale of the Bank’s remaining ownership interest in Aberdeen. Extraordinary expenses were substantially all related to prior periods.

Changes in shareholder’s equity and reserves for general banking risks included a capital contribution by the shareholder of CHF 3,500 million and the impact from the integration of Clariden Leu in the second quarter of 2012.

At the Annual General Meeting on April 26, 2013, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.

Parent company financial statements
Statements of income
	Reference to notes	in

		2012	2011

Net interest income (CHF million)

Interest and discount income		8,436	7,981

Interest and dividend income from trading portfolio		956	783

Interest and dividend income from financial investments		37	52

Interest expense		(6,438)	(6,769)

Net interest income	3	2,991	2,047

Net commission and service fee activities (CHF million)

Commission income from lending transactions		749	572

Securities and investment commissions		4,193	3,941

Other commission and fee income		707	690

Commission expense		(594)	(638)

Net commission and service fee activities		5,055	4,565

Net trading income	3	146	1,790

Net other ordinary income (CHF million)

Income from the disposal of financial investments		291	157

Income from participating interests		1,237	566

Income from real estate		33	30

Other ordinary income		775	594

Other ordinary expenses		(293)	(282)

Net other ordinary income		2,043	1,065

Net operating income		10,235	9,467

Operating expenses (CHF million)

Personnel expenses		5,089	5,076

Property, equipment and administrative costs		2,021	1,830

Total operating expenses		7,110	6,906

Gross operating profit		3,125	2,561

Depreciation of noncurrent assets		3,267	602

Valuation adjustments, provisions and losses		526	686

Operating profit/(loss)		(668)	1,273

Extraordinary income	3	1,113	91

Extraordinary expenses	3	(106)	(287)

Taxes		(156)	199

Net profit		183	1,276

Balance sheets
	Reference to notes	end of

		2012	2011

Assets (CHF million)

Cash and other liquid assets		43,929	91,921

Money market instruments		5,384	4,881

Due from banks		164,754	165,899

Due from customers		188,085	167,712

Mortgages		107,601	99,544

Securities and precious metals trading portfolio		19,285	24,023

Financial investments		1,324	3,635

Participating interests		34,139	34,503

Tangible fixed assets		3,274	4,194

Intangible assets		261	290

Accrued income and prepaid expenses		2,539	2,462

Other assets	5	18,488	21,547

Total assets		589,063	620,611

of which subordinated amounts receivable		183	304

of which amounts receivable from group companies and qualified shareholders		242,136	227,593

Liabilities and shareholder's equity (CHF million)

Liabilities from money market instruments	7	35,260	53,363

Due to banks		95,820	118,779

Due to customers, savings and investment deposits		52,534	46,576

Due to customers, other deposits		232,888	220,433

Medium-term notes		2,412	2,687

Bonds and mortgage-backed bonds	7	107,573	118,613

Accrued expenses and deferred income		3,745	3,965

Other liabilities	5	18,795	21,421

Valuation adjustments and provisions	9	1,028	838

Total liabilities		550,055	586,675

Share and participation capital	10	4,400	4,400

General reserves		6,644	5,543

Reserves from capital contributions		22,185	18,387

General legal reserves		28,829	23,930

Other reserves		610	610

Retained earnings carried forward		4,986	3,720

Net profit		183	1,276

Total shareholder's equity	12	39,008	33,936

Total liabilities and shareholder's equity		589,063	620,611

of which subordinated amounts payable		20,438	26,612

of which amounts payable to group companies and qualified shareholders		108,730	107,898

Off-balance sheet transactions
end of	2012	2011

Off-balance sheet transactions (CHF million)

Contingent liabilities	247,827	233,238

Irrevocable commitments	77,406	60,607

Liabilities for calls on shares and other equity instruments	42	27

Fiduciary transactions	5,810	5,916

Derivative financial instruments (CHF million)

Gross positive replacement values	54,088	74,403

Gross negative replacement values	53,437	73,907

Contract volume	4,885,466	5,398,390

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

Notes to the financial statements
1 Description of business activities
The Bank parent company is a Swiss bank with total assets of CHF 589.1 billion and shareholder’s equity of CHF 39.0 billion as of December 31, 2012.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG domiciled in Switzerland. With the integration of the Private Banking and Asset Management divisions into a single division effective November 30, 2012, the Bank parent company’s business now consists of two divisions: Private Banking & Wealth Management and Investment Banking:

– Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Wealth Management Clients serves ultra-high-net-worth and high-net-worth individuals around the globe and private clients in Switzerland. Corporate & Institutional Clients serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across asset classes and for all investment styles, serving governments, institutions, corporations and individuals worldwide.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

The two divisions are complemented by Shared Services, which provides support in areas such as finance, operations, human resources, legal and compliance, risk management and information technology.
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

Additional differences between US GAAP and Swiss GAAP statutory are stated below and should be read in conjunction with Note 1 – Summary of significant accounting policies in VII – Consolidated financial statements – Credit Suisse (Bank). Certain reclassifications have been made to the prior year’s financial statements to conform to the current year’s presentation and had no impact on net profit or total shareholder’s equity.

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
Investments in equity securities
Under US GAAP, investments in equity securities where the Bank parent has the ability to significantly influence the operating and financial policies of an investee are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Bank parent’s share of the profit or loss, as well as any impairment on the investee, if applicable, are reported in other revenues. Under Swiss GAAP, neither the equity method of accounting nor the fair value option is allowed for such investments. Investments in equity securities that are held with the intention of a permanent investment are recorded as participating interests irrespective of the percentage ownership of voting shares held. Equity securities held for trading purposes that meet the criteria for trading positions are recorded in the trading portfolio at fair value. Equity securities that are not held for permanent investment purposes and do not qualify as trading portfolio position are recorded as financial investments at lower of cost or market.

Participating interests
Participating interests are initially recognized at cost. For the purpose of testing the Bank parent company’s participating interests for impairment, the portfolio method is applied. An impairment is recorded if the carrying value of a portfolio of participating interests exceeds its fair value.

Notes on risk management
> Refer to “Note 8 – Trading revenues” and “Note 29 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on the Bank parent company’s policy with regard to risk management and the use of financial derivatives.

Changes to accounting policies
Commission income from lending transactions
Effective January 1, 2012, non-refundable “front-loaded” credit commissions charged to borrowers for services provided in connection with the origination of loans are immediately recognized in the statements of income. Prior to this change in accounting policy, such credit commissions were deferred and amortized to interest income over the term of the loans. The cumulative pre-tax and post-tax effect of adopting this change was a release of CHF 139 million of unamortized deferred income, which was recognized in current year’s commission income.

3 Additional information on the parent company statements of income
in	2012	2011

Net trading income (CHF million)

Income from trading in interest-related instruments	771	226

Income/(loss) from trading in equity instruments	(527)	270

Income from foreign exchange and banknote trading	1,002	1,486

Income from precious metals trading	40	54

Other gains/(losses) from trading	(1,140)	(246)

Total net trading income	146	1,790

in	2012		2011

Extraordinary income and expenses (CHF million)

Gains realized from the disposal of participating interests	137	[1]	16

Gains realized from the sale of real estate	687		0

Release of reserves for general banking risks and other provisions	234	[2]	0

Other extraordinary income [3]	55		75

Extraordinary income	1,113		91

Other extraordinary expenses [3]	(106)		(287)

Extraordinary expenses	(106)		(287)

Total net extraordinary income and expenses	1,007		(196)

1 Primarily related to the sale of the remaining participating interests in Aberdeen and the sale of a non-core business in Private Banking & Wealth Management. 2 Includes release of reserves for general banking risks of CHF 165 million and other provisions economically no longer required of CHF 69 million. 3 Substantially all related to prior periods.

Net interest income
Negative interest income is debited to interest income and negative interest expense is credited to interest expense. In 2012 and 2011, negative interest income and negative interest expense were immaterial.

4 Pledged assets and assets under reservation of ownership
end of	2012	2011

Pledged assets and assets under reservation of ownership (CHF million)

Assets pledged and assigned as collateral	27,098	24,921

Actual commitments secured	15,283	14,706

5 Other assets and other liabilities
end of	2012	2011

Other assets (CHF million)

Net positive replacement values	17,331	20,633

Other	1,157	914

Total other assets	18,488	21,547

Other liabilities (CHF million)

Net negative replacement values	17,389	20,365

Other	1,406	1,056

Total other liabilities	18,795	21,421

6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2012	2011

Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)

Due from banks	28,158	20,332

Due from customers	4,726	3,777

Cash collateral paid for securities borrowed and reverse repurchase agreements	32,884	24,109

Due to banks	12,492	14,144

Due to customers	1,188	372

Cash collateral received for securities lent and repurchase agreements	13,680	14,516

Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	3,737	2,309

of which transfers with the right to resell or repledge	3,436	2,309

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	73,486	66,939

of which resold or repledged	35,491	36,473

7 Balance sheet items that include issued structured products at fair value
	2012		2011

end of	Total book value	Of which reported at fair value	Total book value	Of which reported at fair value

Balance sheet items that include issued structured products at fair value (CHF million)

Liabilities from money market instruments	35,260	4,916	53,363	3,301

Bonds and mortgage-backed bonds	107,573	11,801	118,613	18,372

Total	142,833	16,717	171,976	21,673

8 Liabilities due to own pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2012 and 2011 of CHF 2,553 million and CHF 1,895 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheets.

9 Valuation adjustments and provisions
	Total 2011	Impact from Clariden Leu integration	Utilized for purpose	Recoveries, endangered interest, currency differences	New charges to income statement	Releases to income statement	Total 2012

Valuation adjustments and provisions (CHF million)

Provisions for deferred taxes	102	0	0	26	17	(43)	102

Valuation adjustments and provisions for default risks	900	33	(114)	31	443	(203)	1,090

Valuation adjustments and provisions for other business risks [1]	49	7	(11)	7	6	(22)	36

Other provisions [2,3]	687	54	(44)	(1)	402	(208)	890

Subtotal	1,636	94	(169)	37	851	(433)	2,016

Total valuation adjustments and provisions	1,738	94	(169)	63	868	(476)	2,118

Less direct charge-offs against specific assets	(900)						(1,090)

Total valuation adjustments and provisions as shown in the balance sheet	838						1,028

Reserves for general banking risks (CHF million)

Reserves for general banking risks	0	165	0	0	0	(165)	0

1 Provisions are not discounted due to short-term nature. 2 Includes provisions in respect of litigation claims of CHF 370 million and CHF 339 million as of December 31, 2012 and 2011, respectively. 3 Includes provisions for pension benefit obligations from international plans of CHF 4 million and CHF 3 million as of December 31, 2012 and 2011, respectively.

10 Composition of share and participation capital and conditional capital
	2012			2011

	Quantity	Total nominal value in CHF million		Quantity	Total nominal value in CHF million

Registered shares (at CHF 100)

Share capital as of January 1	43,996,652	4,400		43,996,652	4,400

Share capital as of December 31	43,996,652	4,400	[1]	43,996,652	4,400	[1]

Participation certificates (at CHF 0.01) [2]

Participation certificates as of January 1	1,500,000	0		1,500,000	0

Participation certificates as of December 31	1,500,000	0	[3]	1,500,000	0	[3]

Conditional capital [4]

Conditional capital as of January 1	20,000,000	2,000		0	0

Conditional capital as of December 31 [5]	20,000,000	2,000		20,000,000	2,000

1 The dividend eligible capital equals the total nominal value. As of December 31, 2012 and 2011 the total nominal value of registered shares was CHF 4,399,665,200. 2 For information on principal characteristics of particiation certificates, refer to articles 4a, 4b and 4c in the Articles of Association of Credit Suisse AG. 3 The dividend eligible capital equals the total nominal value. As of December 31, 2012 and 2011 the total nominal value of participation certificates was CHF 15,000. 4 For information on principal characteristics of the conditional capital, refer to article 4d in the Articles of Association of Credit Suisse AG. 5 As of December 31, 2012 and 2011 none of the conditional capital was used for capital increases.

11 Major shareholders and groups of shareholders
	2012			2011

end of	Quantity	Total nominal value in CHF million	Share %	Quantity	Total nominal value in CHF million	Share %

Major shareholders and groups of shareholders

Credit Suisse Group AG	43,996,652	4,400	100%	43,996,652	4,400	100%

In a disclosure notification that the Group published on July 24, 2012, the Group was notified that as of July 18, 2012, The Olayan Group, through its registered entity Crescent Holding GmbH, held 78.4 million shares, or 6.1%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from The Olayan Group relating to holdings of registered Group shares in 2012.

In a disclosure notification that the Group published on April 30, 2011, the Group was notified that as of April 21, 2011, Qatar Holding LLC held 73.2 million shares, or 6.2%, of the registered Group shares issued as of the date of the notified transaction. No disclosure notifications were received from Qatar Holding LLC relating to holdings of registered Group shares in 2012.

12 Shareholder’s equity
	2012		2011

Shareholder's equity (CHF million)

Share and participation capital	4,400		4,400

General reserves	5,543		5,543

Reserves from capital contributions	18,387	[1]	18,387	[1]

General legal reserves	23,930		23,930

Other reserves	610		610

Retained earnings	4,996		3,730

of which carried forward from previous year	3,720		6,404

of which net profit/(loss)	1,276		(2,674)

Total shareholder's equity as of January 1	33,936		32,670

Capital contribution	3,500		0

Other changes	1,399	[2]	0

Dividend	(10)		(10)

Net profit	183		1,276

Total shareholder's equity as of December 31 (before profit allocation)	39,008		33,936

Share and participation capital	4,400		4,400

General reserves	6,644		5,543

Reserves from capital contributions	22,185	[1]	18,387	[1]

General legal reserves	28,829		23,930

Other reserves	610		610

Retained earnings	5,169		4,996

of which carried forward from previous year	4,986		3,720

of which net profit	183		1,276

Total shareholder's equity as of December 31 (before profit allocation)	39,008		33,936

1 Subject to approval by the Swiss Federal Tax Administration. 2 Substantially all related to Clariden Leu integration.

13 Amounts receivable from and payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2012	2011

Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company's governing bodies (CHF million)

Amounts receivable from affiliated companies	6,341	9,326

Amounts payable to affiliated companies	2,917	15,030

Loans to members of the Bank parent company's governing bodies	49	55

14 Significant transactions with related parties
Transactions (such as securities transactions, payment transfer services, borrowings and compensation for deposits) with related parties are carried out on an arm’s length basis.
15 Fire insurance value of tangible fixed assets
end of	2012	2011

Fire insurance value of tangible fixed assets (CHF million)

Real estate	2,735	3,587

Other fixed assets	328	324

16 Liabilities for future payments in connection with operating leases
end of	2012	2011

Liabilities for future payments in connection with operating leases (CHF million)

Total	2,343	881

17 Fiduciary transactions
end of	2012	2011

Fiduciary transactions (CHF million)

Fiduciary placements with third-party institutions	5,749	5,857

Fiduciary placements with affiliated and associated banks	61	59

Total fiduciary transactions	5,810	5,916

18 Number of employees
end of	2012	2011

Number of employees (full-time equivalents)

Switzerland	18,400	18,100

Abroad	4,800	5,000

Total number of employees	23,200	23,100

19 Foreign currency translation rates
	End of		Average in

	2012	2011	2012	2011

1 USD / 1 CHF	0.92	0.94	0.93	0.88

1 EUR / 1 CHF	1.21	1.22	1.20	1.23

1 GBP / 1 CHF	1.48	1.45	1.48	1.42

100 JPY / 1 CHF	1.06	1.21	1.17	1.11

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

Proposed appropriation of retained earnings
Proposed appropriation of retained earnings
end of	2012

Retained earnings (CHF million)

Retained earnings carried forward	4,986

Net profit	183

Retained earnings available for appropriation	5,169

Dividend	10

To be carried forward	5,159

Total	5,169

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

Average balances and interest rates

	2012			2011			2010

in	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate

Assets (CHF million, except where indicated)

Cash and due from banks
Switzerland	432	3	0.69%	553	5	0.90%	393	5	1.27%

Foreign	57,142	241	0.42%	60,520	304	0.50%	45,687	220	0.48%

Interest-bearing deposits with banks
Switzerland	18	0	0.00%	44	0	0.00%	70	0	0.00%

Foreign	2,336	14	0.60%	1,912	24	1.26%	1,739	45	2.59%

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	2,382	33	1.39%	4,312	46	1.07%	6,404	59	0.92%

Foreign	216,504	2,907	1.34%	211,031	3,219	1.53%	239,584	2,607	1.09%

Trading assets
Switzerland	2,740	159	5.80%	5,143	161	3.13%	5,149	271	5.26%

Foreign	258,069	11,786	4.57%	261,510	11,534	4.41%	298,864	13,916	4.66%

Investment securities
Switzerland	2,061	20	0.97%	1,770	25	1.41%	1,791	29	1.62%

Foreign	2,435	45	1.85%	4,042	72	1.78%	7,810	66	0.85%

Loans
Switzerland	145,061	2,866	1.98%	139,034	2,973	2.14%	136,458	2,993	2.19%

Foreign	93,740	2,010	2.14%	86,131	1,916	2.22%	91,416	2,276	2.49%

Other interest-earning assets
Switzerland	2,632	25	0.95%	3,714	29	0.78%	3,322	35	1.05%

Foreign	114,733	1,996	1.74%	108,693	2,694	2.48%	117,382	3,011	2.57%

Interest-earning assets	900,285	22,105	2.46%	888,409	23,002	2.59%	956,069	25,533	2.67%

Specific allowance for losses	(3,523)			(2,963)			(3,793)

Non-interest-earning assets	228,408			217,913			254,607

Total assets	1,125,170			1,103,359			1,206,883

Percentage of assets attributable to foreign activities	84.08%			83.07%			84.95%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)

	2012			2011			2010

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Liabilities (CHF million, except where indicated)

Deposits of banks
Switzerland	2,655	12	0.45%	3,405	21	0.62%	3,425	17	0.50%

Foreign	33,579	236	0.70%	33,885	310	0.91%	28,062	311	1.11%

Deposits of non-banks
Switzerland	188,414	494	0.26%	136,067	529	0.39%	127,083	490	0.39%

Foreign	112,315	611	0.54%	144,143	834	0.58%	150,478	783	0.52%

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	3,433	73	2.13%	4,406	76	1.72%	5,752	124	2.16%

Foreign	178,325	1,603	0.90%	152,065	1,545	1.02%	193,652	1,513	0.78%

Trading liabilities
Switzerland	689	73	10.60%	1,254	47	3.75%	1,642	49	2.98%

Foreign	78,744	6,760	8.58%	89,353	7,078	7.92%	102,501	8,962	8.74%

Short-term borrowings
Switzerland	1,188	(3)	-0.25%	2,066	(12)	-0.58%	2,393	(18)	-0.75%

Foreign	21,912	188	0.86%	22,170	81	0.37%	14,972	81	0.54%

Long-term debt
Switzerland	20,058	326	1.63%	19,059	334	1.75%	17,880	370	2.07%

Foreign	142,842	4,320	3.02%	156,288	5,330	3.41%	176,409	5,963	3.38%

Other interest-bearing liabilities
Switzerland	1,245	2	0.16%	2,563	(18)	-0.70%	2,784	5	0.18%

Foreign	111,798	260	0.23%	98,037	414	0.42%	110,954	342	0.31%

Interest-bearing liabilities	897,197	14,955	1.67%	864,761	16,569	1.92%	937,987	18,992	2.02%

Non-interest-bearing liabilities	193,227			206,100			233,462

Total liabilities	1,090,424			1,070,861			1,171,449

Shareholders' equity	34,746			32,498			35,434

Total liabilities and shareholders' equity	1,125,170			1,103,359			1,206,883

Percentage of liabilities attributable to foreign activities	78.70%			82.82%			84.84%

Average balances and interest rates exclude discontinued operations.
1 Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread

	2012		2011		2010

in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %

Net interest income and interest rate spread

Switzerland	2,129	1.60	2,262	1.50	2,355	1.60

Foreign	5,021	0.50	4,171	0.50	4,186	0.50

Total net	7,150	0.80	6,433	0.70	6,541	0.70

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

Selected margin information

in	2012	2011	2010

Selected margin information (average rate in %)

Switzerland	1.37	1.46	1.53

Foreign	0.67	0.57	0.52

Net interest margin	0.79	0.72	0.68

The US Federal Reserve set the federal funds rate, which was a target band of 0.00% to 0.25% throughout 2012.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was 0.00% to 0.25% throughout 2012.
The European Central Bank set the fixed rate tenders, which stood at 0.75% at the end of 2012.
The Bank of England set the bank rate at 0.50% in early 2009 and it remained at this level throughout 2012.

Analysis of changes in net interest income

	2012 vs 2011			2011 vs 2010

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Assets (CHF million)

Cash and due from banks
Switzerland	(1)	(1)	(2)	2	(2)	0

Foreign	(17)	(46)	(63)	71	13	84

Interest-bearing deposits with banks
Switzerland	0	0	0	0	0	0

Foreign	5	(15)	(10)	4	(25)	(21)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(21)	8	(13)	(19)	6	(13)

Foreign	84	(396)	(312)	(311)	923	612

Trading assets
Switzerland	(75)	73	(2)	0	(110)	(110)

Foreign	(152)	404	252	(1,741)	(641)	(2,382)

Investment securities
Switzerland	4	(9)	(5)	0	(4)	(4)

Foreign	(29)	2	(27)	(32)	38	6

Loans
Switzerland	129	(236)	(107)	56	(76)	(20)

Foreign	169	(75)	94	(132)	(228)	(360)

Other interest-earning assets
Switzerland	(8)	4	(4)	4	(10)	(6)

Foreign	150	(848)	(698)	(223)	(94)	(317)

Interest-earning assets
Switzerland	28	(161)	(133)	43	(196)	(153)

Foreign	210	(974)	(764)	(2,364)	(14)	(2,378)

Change in interest income	238	(1,135)	(897)	(2,321)	(210)	(2,531)

Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income (continued)

	2012 vs 2011			2011 vs 2010

	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in

in	Average volume	Average rate	Net change	Average volume	Average rate	Net change

Liabilities (CHF million)

Deposits of banks
Switzerland	(5)	(4)	(9)	0	4	4

Foreign	(3)	(71)	(74)	65	(66)	(1)

Deposits of non-banks
Switzerland	204	(239)	(35)	35	4	39

Foreign	(185)	(38)	(223)	(33)	84	51

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(17)	14	(3)	(29)	(19)	(48)

Foreign	268	(210)	58	(324)	356	32

Trading liabilities
Switzerland	(21)	47	26	(12)	10	(2)

Foreign	(840)	522	(318)	(1,149)	(735)	(1,884)

Short-term borrowings
Switzerland	5	4	9	2	4	6

Foreign	(1)	108	107	39	(39)	0

Long-term debt
Switzerland	17	(25)	(8)	24	(60)	(36)

Foreign	(459)	(551)	(1,010)	(680)	47	(633)

Other interest-bearing liabilities
Switzerland	9	11	20	0	(23)	(23)

Foreign	58	(212)	(154)	(40)	112	72

Interest-bearing liabilities
Switzerland	192	(192)	0	20	(80)	(60)

Foreign	(1,162)	(452)	(1,614)	(2,122)	(241)	(2,363)

Change in interest expense	(970)	(644)	(1,614)	(2,102)	(321)	(2,423)

Change in interest income
Switzerland	(164)	31	(133)	23	(116)	(93)

Foreign	1,372	(522)	850	(242)	227	(15)

Total change in net interest income	1,208	(491)	717	(219)	111	(108)

Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments

end of	2012	2011	2010

Carrying value of financial investments (CHF million)

Debt securities issued by the Swiss federal, cantonal or local governmental entities	483	348	282

Debt securities issued by foreign governments	1,605	3,322	6,658

Corporate debt securities	845	791	984

Collateralized debt obligations	470	607	383

Total debt securities	3,403	5,068	8,307

As of December 31, 2012, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.

Maturities and weighted-average yields of debt securities included in financial investments

	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total

end of 2012	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %

Debt securities

Debt securities issued by the Swiss federal, cantonal or local governmental entities	60	1.88	111	2.29	169	1.66	112	1.37	452	1.77

Debt securities issued by foreign governments	628	3.22	780	3.14	80	2.77	35	1.07	1,523	3.10

Corporate debt securities	384	1.47	317	3.86	122	0.74	0	–	823	2.28

Collateralized debt obligations	37	3.12	244	1.63	130	1.69	37	6.00	448	2.14

Total debt securities	1,109	2.54	1,452	2.98	501	1.62	184	2.26	3,246	2.58

Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio

end of	2012	2011	2010

Loan portfolio (CHF million, except where indicated)

Mortgages	89,733	86,514	83,228

Loans collateralized by securities	3,935	4,205	4,495

Consumer finance	4,502	4,598	4,088

Consumer	98,170	95,317	91,811

Real estate	23,717	21,971	20,071

Commercial and industrial loans	24,505	24,032	21,835

Financial institutions	3,718	4,306	4,279

Governments and public institutions	1,116	1,111	993

Corporate & institutional	53,056	51,420	47,178

Switzerland	151,226	146,737	138,989

Mortgages	2,139	1,741	1,397

Loans collateralized by securities	23,428	22,256	20,057

Consumer finance	2,399	2,097	1,620

Consumer	27,966	26,094	23,074

Real estate	3,008	3,214	3,291

Commercial and industrial loans	38,204	35,966	32,838

Financial institutions	21,187	21,067	20,485

Governments and public institutions	1,613	1,279	1,214

Corporate & institutional	64,012	61,526	57,828

Foreign	91,978	87,620	80,902

Gross loans	243,204	234,357	219,891

of which held at amortized cost	223,204	213,663	201,339

of which held at fair value	20,000	20,694	18,552

Net (unearned income)/deferred expenses	(59)	(34)	(32)

Allowance for loan losses	(922)	(910)	(1,017)

Net loans	242,223	233,413	218,842

Percentage of allowance for loan losses [1]	0.4%	0.4%	0.5%

1 Calculated based on net loans which are not carried at fair value.

Details of the loan portfolio (continued)

end of	2009	2008

Loan portfolio (CHF million, except where indicated)

Banks	95	1

Commercial	43,893	44,370

Consumer	89,045	86,911

Public authorities	1,036	1,092

Lease financings	2,620	2,532

Switzerland	136,689	134,906

Banks	7,836	8,440

Commercial	69,036	70,384

Consumer	19,765	20,116

Public authorities	4,161	2,319

Lease financings	1,113	1,298

Foreign	101,911	102,557

Gross loans	238,600	237,463

of which held at amortized cost	202,354	205,149

of which held at fair value	36,246	32,314

Net (unearned income)/deferred expenses	(25)	(27)

Allowance for loan losses	(1,395)	(1,639)

Net loans	237,180	235,797

Percentage of allowance for loan losses [1]	0.7%	0.8%

1 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry

end of	2012	2011

Loan portfolio by industry (CHF million)

Banks	5,518	5,311

Other financial services	19,387	20,062

Real estate companies	26,725	25,185

Other services	20,277	17,658

Manufacturing	9,554	10,032

Wholesale and retail trade	9,540	8,716

Construction	2,954	2,560

Transportation	12,235	11,318

Health and social services	1,834	1,421

Hotels and restaurants	1,182	1,143

Agriculture and mining	4,292	5,499

Telecommunications	554	1,380

Governments, public institutions and non-profit organizations	3,016	2,661

Corporate & institutional	117,068	112,946

Consumer	126,136	121,411

Gross loans	243,204	234,357

Net (unearned income)/deferred expenses	(59)	(34)

Allowance for loan losses	(922)	(910)

Net loans	242,223	233,413

Details of the loan portfolio by time remaining until contractual maturity by category

end of 2012	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total

Loan portfolio (CHF million)

Mortgages	24,432	45,251	18,023	2,027		0		89,733

Loans collateralized by securities	2,642	710	103	480		0		3,935

Consumer finance	2,346	1,915	81	160		0		4,502

Consumer	29,420	47,876	18,207	2,667		0		98,170

Real estate	10,488	8,526	4,285	384		34		23,717

Commercial and industrial loans	10,660	4,996	3,506	3,155		2,188		24,505

Financial institutions	1,968	322	164	458		806		3,718

Governments and public institutions	469	390	152	67		38		1,116

Corporate & institutional	23,585	14,234	8,107	4,064		3,066		53,056

Switzerland	53,005	62,110	26,314	6,731		3,066		151,226

Mortgages	855	1,195	63	26		0		2,139

Loans collateralized by securities	18,490	2,285	1,360	1,293		0		23,428

Consumer finance	1,496	271	360	272		0		2,399

Consumer	20,841	3,751	1,783	1,591		0		27,966

Real estate	907	1,904	159	38		0		3,008

Commercial and industrial loans	23,977	8,326	2,085	654		3,162		38,204

Financial institutions	9,691	6,481	3,791	451		773		21,187

Governments and public institutions	55	607	90	0		861		1,613

Corporate & institutional	34,630	17,318	6,125	1,143		4,796		64,012

Foreign	55,471	21,069	7,908	2,734		4,796		91,978

Gross loans	108,476	83,179	34,222	9,465		7,862		243,204

of which fixed rate	95,290	68,780	29,407	0		3,088		196,565

of which variable rate	13,186	14,399	4,815	9,465		4,774		46,639

Net (unearned income)/deferred expenses								(59)

Allowance for loan losses								(922)

Net loans								242,223

1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement. 2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.

Non-performing and non-interest-earning loans

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2012	2011	2010	2009	2008	2012	2011	2012	2011

Non-performing and non-interest-earning loans (CHF million)

Switzerland	409	427	463	518	607	18	16	2	4

Foreign	450	331	498	779	1,029	23	19	6	10

Non-performing loans [1]	859	758	961	1,297	1,636	41	35	8	14

Switzerland	113	100	143	186	242	8	7	0	0

Foreign	200	162	197	150	34	12	7	0	0

Non-interest-earning loans [1]	313	262	340	336	276	20	14	0	0

Total non-performing and non-interest-earning loans	1,172	1,020	1,301	1,633	1,912	61	49	8	14

1 Refer to "Impaired loans" in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for a definition of these terms.

Potential problem loans

end of	2012	2011	2010	2009	2008

Potential problem loans (CHF million)

Switzerland	181	323	222	277	265

Foreign	346	357	288	381	538

Total potential problem loans	527	680	510	658	803

Restructured loans

						Interest income which would have been recognized		Interest income which was recognized

in / end of	2012	2011	2010	2009	2008	2012	2011	2012	2011

Restructured loans (CHF million)

Switzerland	0	4	4	0	2	0	1	0	0

Foreign	30	14	48	6	8	4	2	4	3

Total restructured loans	30	18	52	6	10	4	3	4	3

Movements in the allowance for loan losses

	2012	2011

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	910	1,017

Allowances acquired/(deconsolidated)	(18)	0

Change in scope of consolidation	(18)	0

Switzerland	87	51

Foreign	72	90

Net movements recognized in the consolidated statements of operations	159	141

Mortgages	(7)	(10)

Loans collateralized by securities	(2)	(4)

Consumer finance	(75)	(79)

Consumer	(84)	(93)

Real estate	(1)	(9)

Commercial and industrial loans	(63)	(45)

Financial institutions	(1)	0

Corporate & institutional	(65)	(54)

Switzerland	(149)	(147)

Mortgages	(3)	(4)

Loans collateralized by securities	(7)	(15)

Consumer finance	(11)	(12)

Consumer	(21)	(31)

Real estate	(1)	0

Commercial and industrial loans	(14)	(116)

Financial institutions	(10)	(5)

Governments and public institutions	(6)	0

Corporate & institutional	(31)	(121)

Foreign	(52)	(152)

Gross write-offs	(201)	(299)

Consumer finance	21	33

Consumer	21	33

Commercial and industrial loans	12	3

Corporate & institutional	12	3

Switzerland	33	36

Consumer finance	1	5

Consumer	1	5

Commercial and industrial loans	10	0

Corporate & institutional	10	0

Foreign	11	5

Recoveries	44	41

Net write-offs	(157)	(258)

Provisions for interest	29	14

Foreign currency translation impact and other adjustments, net	(1)	(4)

Balance at end of period	922	910

Average loan balance	238,801	225,165

Ratio of net write-offs to average loans	0.07%	0.11%

Movements in the allowance for loan losses (continued)

	2010	2009	2008

Allowance for loan losses (CHF million, except where indicated)

Balance at beginning of period	1,395	1,639	1,234

Allowances acquired/(deconsolidated)	0	0	0

Change in scope of consolidation	0	0	0

Switzerland	(3)	85	23

Foreign	(90)	230	562

Net movements recognized in the consolidated statements of operations	(93)	315	585

Commercial	(64)	(63)	(108)

Consumer	(90)	(80)	(64)

Lease financings	(8)	(8)	(6)

Switzerland	(162)	(151)	(178)

Commercial	(109)	(503)	(48)

Consumer	(23)	(20)	(4)

Foreign	(132)	(523)	(52)

Gross write-offs	(294)	(674)	(230)

Commercial	28	18	31

Consumer	15	23	20

Lease financings	1	1	1

Switzerland	44	42	52

Commercial	17	21	33

Consumer	1	0	4

Lease financings	1	0	0

Foreign	19	21	37

Recoveries	63	63	89

Net write-offs	(231)	(611)	(141)

Provisions for interest	2	43	19

Foreign currency translation impact and other adjustments, net	(56)	9	(58)

Balance at end of period	1,017	1,395	1,639

Average loan balance	227,874	241,892	239,803

Ratio of net write-offs to average loans	0.10%	0.25%	0.06%

Analysis of the allowance for loan losses by Switzerland, foreign and category

	2012		2011

end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Mortgages	48	0.0%	54	0.0%

Loans collateralized by securities	3	0.0%	11	0.0%

Consumer finance	131	0.1%	107	0.0%

Consumer	182	0.1%	172	0.1%

Real estate	69	0.0%	63	0.0%

Commercial and industrial loans	200	0.1%	230	0.1%

Financial institutions	2	0.0%	2	0.0%

Corporate & institutional	271	0.1%	295	0.1%

Switzerland	453	0.2%	467	0.2%

Mortgages	12	0.0%	14	0.0%

Loans collateralized by securities	50	0.0%	38	0.0%

Consumer finance	44	0.0%	65	0.0%

Consumer	106	0.0%	117	0.1%

Real estate	5	0.0%	8	0.0%

Commercial and industrial loans	242	0.1%	215	0.1%

Financial institutions	116	0.1%	97	0.0%

Governments and public institutions	0	0.0%	6	0.0%

Corporate & institutional	363	0.2%	326	0.1%

Foreign	469	0.2%	443	0.2%

Total allowance for loan losses	922	0.4%	910	0.4%

of which on principal	842	0.4%	837	0.4%

of which on interest	80	0.0%	73	0.0%

Analysis of the allowance for loan losses by Switzerland, foreign and category (continued)

	2010		2009		2008

end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans

Analysis of the allowance for loan losses

Commercial	348	0.2%	445	0.2%	489	0.2%

Consumer	178	0.1%	215	0.1%	219	0.1%

Lease financings	23	0.0%	25	0.0%	25	0.0%

Switzerland	549	0.3%	685	0.3%	733	0.3%

Banks	41	0.0%	47	0.0%	7	0.0%

Commercial	320	0.1%	549	0.2%	814	0.3%

Consumer	90	0.0%	97	0.0%	69	0.0%

Public authorities	7	0.0%	6	0.0%	3	0.0%

Lease financings	10	0.0%	11	0.0%	13	0.0%

Foreign	468	0.2%	710	0.3%	906	0.4%

Total allowance for loan losses	1,017	0.5%	1,395	0.6%	1,639	0.7%

of which on principal	905	0.4%	1,235	0.5%	1,483	0.6%

of which on interest	112	0.1%	160	0.1%	156	0.1%

Gross write-offs of loans by industry

in	2012	2011

Gross write-offs of loans (CHF million)

Banks	0	5

Other financial services	11	1

Real estate companies	2	9

Other services	15	12

Manufacturing	30	63

Wholesale and retail trade	13	25

Construction	4	11

Transportation	8	4

Health and social services	1	0

Hotels and restaurants	4	3

Agriculture and mining	0	42

Telecommunications	1	0

Governments, public institutions and non-profit organizations	7	0

Corporate & institutional	96	175

Consumer	105	124

Total gross write-offs	201	299

Gross write-offs of loans by industry (continued)

in	2010	2009	2008

Gross write-offs of loans by industry (CHF million)

Financial services	21	274	30

Real estate companies	24	151	9

Other services	3	15	16

Manufacturing	85	41	33

Wholesale and retail trade	22	9	39

Construction	4	62	9

Transportation	5	4	3

Health and social services	4	0	7

Hotels and restaurants	2	4	5

Agriculture and mining	0	0	0

Telecommunications	3	6	5

Non-profit and international organizations	0	0	0

Commercial	173	566	156

Consumer	113	100	68

Lease financings	8	8	6

Total gross write-offs	294	674	230

Cross-border outstandings

end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total

2012 (CHF million)

United States	11,217	49,107	8,667	68,991	41,925	76,115	187,031

United Kingdom	5,166	5,946	81	11,193	14,198	36,600	61,991

Cayman Islands	310	24,097	0	24,407	0	901	25,308

France	3,734	11,426	2,662	17,822	72	6,875	24,769

Germany	6,541	6,576	6,481	19,598	0	4,135	23,733

Brazil	2,163	3,627	2,660	8,450	7,710	1,685	17,845

Luxembourg	2,150	8,779	1,805	12,734	3,552	624	16,910

Japan	5,764	2,816	1,557	10,137	1,151	4,098	15,386

The Netherlands	2,530	6,844	1,745	11,119	51	2,305	13,475

Italy	1,309	3,427	5,700	10,436	0	1,025	11,461

Hong Kong	626	1,628	1	2,255	6,814	196	9,265

Canada	1,519	3,833	852	6,204	0	1,730	7,934

Singapore	268	1,526	124	1,918	0	5,359	7,277

Russian Federation	1,258	1,579	4,177	7,014	158	47	7,219

Ireland	800	5,165	60	6,025	0	992	7,017

2011 (CHF million)

United States	12,015	51,736	6,868	70,619	11,238	59,548	141,405

United Kingdom	4,673	4,666	49	9,388	23,693	28,383	61,464

Luxembourg	2,307	9,072	1,180	12,559	20,129	1,223	33,911

Germany	9,696	8,500	4,682	22,878	699	4,877	28,454

France	7,647	12,367	3,384	23,398	100	3,349	26,847

Cayman Islands	231	22,587	0	22,818	67	808	23,693

Japan	6,642	3,827	605	11,074	4,377	4,969	20,420

The Netherlands	3,338	6,936	2,464	12,738	6	2,632	15,376

Brazil	1,715	3,217	2,095	7,027	7,445	264	14,736

Canada	1,766	6,520	1,061	9,347	0	1,456	10,803

Italy	1,687	2,287	5,251	9,225	0	471	9,696

2010 (CHF million)

United States	17,239	49,135	8,564	74,938	40,396	52,068	167,402

United Kingdom	7,900	5,288	64	13,252	0	42,533	55,785

Germany	12,650	14,141	10,058	36,849	767	3,224	40,840

Japan	8,114	5,247	1,663	15,024	5,025	14,189	34,238

France	7,435	12,836	6,350	26,621	163	3,259	30,043

The Netherlands	3,846	11,754	2,082	17,682	0	2,048	19,730

Cayman Islands	1,563	14,242	427	16,232	584	640	17,456

Luxembourg	2,184	9,909	745	12,838	0	436	13,274

Brazil	1,451	2,247	2,051	5,749	5,106	275	11,130

Italy	1,768	2,729	4,537	9,034	0	1,232	10,266

Canada	2,544	3,946	798	7,288	0	1,324	8,612

South Korea	953	3,255	1,096	5,304	2,586	209	8,099

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

Deposits in Switzerland and foreign offices

	2012			2011			2010

in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate

Deposits (CHF million, except where indicated)

Non-interest-bearing demand	9,344	–	–	11,813	–	–	11,197	–	–

Interest-bearing demand	128,172	160	0.1%	105,590	244	0.2%	99,951	225	0.2%

Savings deposits	58,078	296	0.5%	54,424	312	0.6%	52,225	309	0.6%

Time deposits	13,325	76	0.6%	19,116	95	0.5%	21,409	93	0.4%

Switzerland	208,919	532	0.3%	190,943	651	0.3%	184,782	627	0.3%

Non-interest-bearing demand	4,600	–	–	3,655	–	–	3,495	–	–

Interest-bearing demand	21,713	24	0.1%	18,921	41	0.2%	17,863	25	0.1%

Savings deposits	41	0	0.0%	34	0	0.0%	36	0	0.0%

Time deposits	115,634	797	0.7%	119,415	1,002	0.8%	117,565	949	0.8%

Foreign	141,988	821	0.6%	142,025	1,043	0.7%	138,959	974	0.7%

Total deposits	350,907	1,353	0.4%	332,968	1,694	0.5%	323,741	1,601	0.5%

Deposits by foreign depositors in Swiss offices amounted to CHF 68.2 billion, CHF 60.7 billion and CHF 55.6 billion as of December 31, 2012, 2011 and 2010, respectively.

Aggregate of individual time deposits in Switzerland and foreign offices

in 2012	Switzerland	Foreign	Total

Time deposits (CHF million)

3 months or less	–	13,170	13,170

Over 3 through 6 months	–	5,057	5,057

Over 6 through 12 months	–	4,410	4,410

Over 12 months	–	243	243

Certificates of deposit	–	22,880	22,880

3 months or less	6,609	65,030	71,639

Over 3 through 6 months	685	4,323	5,008

Over 6 through 12 months	2,387	1,800	4,187

Over 12 months	1,074	4,099	5,173

Other time deposits	10,755	75,252	86,007

Total time deposits	10,755	98,132	108,887

Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings

in	2012	2011	2010

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)

Outstanding as of December 31	132,721	176,559	168,394

Maximum amount outstanding at any month-end during the year	219,447	176,559	223,370

Approximate average amount outstanding during the year	181,758	156,472	199,404

Interest expense for the year ended December 31	1,677	1,621	1,637

Approximate weighted-average interest rate during the year	0.9%	1.0%	0.8%

Approximate weighted-average interest rate at year-end	0.7%	0.8%	1.2%

Commercial paper (CHF million)

Outstanding as of December 31	10,882	21,444	15,216

Maximum amount outstanding at any month-end during the year	18,144	21,444	15,270

Approximate average amount outstanding during the year	13,876	16,232	8,746

Interest expense for the year ended December 31	54	52	32

Approximate weighted-average interest rate during the year	0.4%	0.3%	0.4%

Approximate weighted-average interest rate at year-end	0.3%	0.4%	0.6%

Other short-term borrowings (CHF million)

Outstanding as of December 31	7,759	4,671	6,467

Maximum amount outstanding at any month-end during the year	9,444	9,218	9,797

Approximate average amount outstanding during the year	9,224	8,004	8,619

Interest expense for the year ended December 31	130	17	31

Approximate weighted-average interest rate during the year	1.4%	0.2%	0.4%

Approximate weighted-average interest rate at year-end	1.7%	1.2%	0.7%

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

The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2012, 2011 and 2010, the Bank had short-term borrowings of CHF 14.8 billion, CHF 26.1 billion and CHF 21.7 billion compared to short-term borrowings of CHF 18.6 billion, CHF 26.1 billion and CHF 21.7 billion at the Group, respectively. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2012 was related to the mandatory and contingent convertible securities issued by the Group.

In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2012, the carrying value of the Group’s debt securities was CHF 3.4 billion compared to CHF 1.8 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local government entities, foreign governments and corporates, and >>>collateralized debt obligations held by Neue Aargauer Bank, principally for liquidity management purposes.

The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2012, 2011 and 2010, the Bank’s total loans were CHF 227.5 billion, CHF 219.4 billion and CHF 207.2 billion or 93.9%, 94.0% and 94.7% of the Group’s total loans of CHF 242.2 billion, CHF 233.4 billion and CHF 218.8 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2012, December 31, 2011 and December 31, 2010 principally related to Neue Aargauer Bank and BANK-now, primarily in the Swiss consumer segment.

> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) for additional information on the Bank’s loan portfolio and related allowances.

Ratio of earnings to fixed charges - Group

in	2012	2011	2010	2009	2008

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	2,181	3,461	7,487	8,077	(14,902)

Income from equity method investments	(160)	(138)	(164)	(56)	82

Pre-tax earnings/(loss) from continuing operations	2,021	3,323	7,323	8,021	(14,820)

Fixed charges:
Interest expense	14,955	16,569	18,992	18,397	39,403

Interest portion of rentals [1]	652	606	601	590	574

Preferred dividend requirements	231	216	162	131	60

Total fixed charges	15,838	17,391	19,755	19,118	40,037

Pre-tax earnings before fixed charges	17,859	20,714	27,078	27,139	25,217

Noncontrolling interests	336	837	822	(313)	(2,619)

Earnings before fixed charges and provision for income taxes	17,523	19,877	26,256	27,452	27,836

Ratio of earnings to fixed charges	1.11	1.14	1.33	1.44	0.70	[2]

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,201 million for the year ended December 31, 2008.

Ratio of earnings to fixed charges - Bank

in	2012	2011	2010	2009	2008

Ratio of earnings to fixed charges (CHF million)

Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	1,973	2,501	6,536	7,771	(15,561)

Income from equity method investments	(146)	(134)	(148)	(31)	98

Pre-tax earnings/(loss) from continuing operations	1,827	2,367	6,388	7,740	(15,463)

Fixed charges:
Interest expense	14,742	16,423	18,795	18,148	39,286

Interest portion of rentals [1]	635	587	584	572	559

Preferred dividend requirements	231	216	162	131	60

Total fixed charges	15,608	17,226	19,541	18,851	39,905

Pre-tax earnings before fixed charges	17,435	19,593	25,929	26,591	24,442

Noncontrolling interests	(600)	901	802	(697)	(3,379)

Earnings before fixed charges and provision for income taxes	18,035	18,692	25,127	27,288	27,821

Ratio of earnings to fixed charges	1.16	1.09	1.29	1.45	0.70	[2]

1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor. 2 The deficiency in the coverage of fixed charges by earnings before fixed charges was CHF 12,084 million for the year ended December 31, 2008.

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

Swiss taxation
Withholding tax on dividends and similar distributions
Dividends paid and other similar cash, in-kind taxable distributions made by us to a holder of Shares (including stock dividends) and taxable income resulting from partial liquidation as referred to below under “Capital gains tax realized on Shares” are subject to a federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration. The repayment of nominal value of the Shares or repayment of capital contribution reserves (Kapitaleinlagen) is not subject to Swiss withholding tax.

Swiss recipients
Swiss resident individuals are generally entitled to a full refund or tax credit for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly report the receipt thereof in the relevant Swiss income tax return. Swiss resident legal entities are generally entitled to a full refund for the withholding tax if they are the beneficial owners of such distributions at the time the distribution is due and duly book it as revenue in their profit and loss statement.

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

Legal entities
Legal entities resident in Switzerland and non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include taxable distributions (including capital repayments or distributions out of capital contribution reserves) received on the Shares in their income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to taxable distributions (Beteiligungsabzug).

Non-resident recipients
Recipients of dividends and similar distributions on Shares who are neither residents of Switzerland for tax purposes nor holders of Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of such distributions.

Capital gains tax realized on Shares
Individuals
Swiss resident individuals who hold Shares as part of their private property generally are exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Shares, unless such individuals are qualified as security trading professionals for income tax purposes. Gains realized upon a repurchase of Shares by us for the purpose of a capital reduction are characterized as a partial liquidation of the company. In this case, the difference between the nominal value and the distributed capital contribution, if any, of the shares and their repurchase price qualifies as taxable income to Swiss resident individuals holding Shares as part of their private property. Individuals who are Swiss residents for tax purposes and who hold the Shares as business assets (including security trading professionals for income tax purposes), or who are non-Swiss residents holding

Shares as part of a Swiss business operation or Swiss permanent establishment, are required to include capital gains realized upon the disposal of Shares in their income subject to Swiss income tax.
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

Legal entities
Legal entities resident in Switzerland or non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include their Shares in their assets that are subject to cantonal and communal capital tax. In some cantons profit tax credits might be available for offsetting with the annual cantonal and communal capital tax.

Non-resident individuals and legal entities
Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

Stamp duties upon transfer of securities
The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% (0.075% for each party to a transaction) of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss or foreign securities dealer as defined in the Swiss Federal Stamp Duty Act. Newly issued shares distributed by way of a Stock or Scrip dividend are not subject to the Swiss securities transfer duty. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SIX Swiss Exchange (SIX) may be subject to a minor SIX levy on the sale proceeds (this levy also includes the Swiss Financial Market Supervisory Authority surcharge).

Final foreign withholding taxes
On January 1, 2013, bilateral tax agreements between Switzerland and the United Kingdom and between Switzerland and Austria entered into force. The agreements, among other things, require a Swiss paying agent to levy a non-refundable (final) tax at specified rates in respect of an individual resident in the United Kingdom or resident in Austria, as applicable, on interest, dividends or capital gain paid, or credited to an account, relating to the Shares. The final withholding tax substitutes the United Kingdom or Austrian income tax, as applicable, on such interest, dividends or capital gain. Such a person may, however, opt for voluntary disclosure of the interest, dividends or capital gain to the tax authority of his or her country of residency rather than be subject to the final withholding tax specified in the agreements.

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

Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2011 or 2012 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2013 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.

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
A gain or loss realized by a US Holder on the sale or other disposition of Shares will be subject to US federal income taxation as a capital gain or loss in an amount equal to the difference between the US Holder’s basis in Shares and the amount realized on the disposition. Such gain or loss will generally be a long-term capital gain or loss if the US Holder holds the Shares for more than one year. A long-term capital gain realized by a US Holder that is an individual generally is subject to taxation at reduced rates.

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

The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to FINMA regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act of Stock Exchanges and Securities Trading, the rules of the SIX and the European Exchange electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.

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

> Refer to “Share repurchases” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Additional information for further information on trading in the Group’s shares and shares repurchases.

Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]

2013 (through March 15)	6,249,153		27.4		23.5		1,929,659		30.3		25.2

March (through March 15)	6,849,095		26.9		24.0		1,902,024		28.4		25.9

February	5,821,263		27.4		24.8		1,778,328		30.3		26.7

January	6,342,413		27.4		23.5		2,081,052		29.6		25.2

2012	6,955,208		27.2		16.0		2,347,395		29.7		16.2

Fourth quarter	5,202,582		23.1		20.6		1,743,249		25.3		21.7

December	4,783,101		23.1		21.9		1,482,308		25.3		23.6

November	4,833,810		22.8		20.7		1,375,772		24.2		21.9

October	5,865,371		22.6		20.6		2,359,240		24.2		21.7

Third quarter	7,977,420		21.9		16.0		2,506,018		23.4		16.2

Second quarter	8,527,010		25.9		16.6		2,787,803		28.7		17.4

First quarter	6,157,287		27.2		21.0		2,342,850		29.7		22.2

2011	7,145,763		45.0		19.7		2,027,558		47.6		21.2

Fourth quarter	6,462,140		27.1		19.7		2,721,944		32.0		21.2

Third quarter	8,936,583		33.5		19.8		2,648,451		39.8		22.9

Second quarter	5,667,844		41.0		31.6		1,187,631		45.5		38.0

First quarter	7,419,226		45.0		37.9		1,534,527		47.6		40.9

2010	7,140,826		56.4		37.0		1,251,186		54.6		36.5

2009	7,118,183		60.4		22.5		1,448,809		59.8		19.0

2008	11,564,353		67.0		24.9		1,404,764		59.8		19.0

1 Closing prices for one share and average daily trading volume (SIX). 2 Closing prices of ADSs and average daily trading volume (NYSE).

Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2012, we maintained 539 offices and branches worldwide, of which approximately 64% were located in Switzerland.

As of the end of 2012, approximately 27% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases, 57% of which expire after 2017. The book value of the ten largest owned properties was approximately CHF 1.0 billion as of the end of 2012. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2012, the total amount of indebtedness secured by these facilities was not material to us.

We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Foreign currency translation rates
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:

Year	End of	Average in	[1]	High	Low

Exchange rate information - 5 years

2012	1.0923	1.0713		1.1174	1.0043

2011	1.0668	1.1398		1.3706	1.0251

2010	1.0673	0.9628		1.0673	0.8610

2009	0.9710	0.9261		1.0016	0.8408

2008	0.9369	0.9305		1.0142	0.8171

1 The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low

Exchange rate information - 6 months

March 2013 (through March 15)	1.0643	1.0488

February 2013	1.1074	1.0711

January 2013	1.0997	1.0700

December 2012	1.0971	1.0715

November 2012	1.0794	1.0545

October 2012	1.0850	1.0638

September 2012	1.0811	1.0462

Appendix
Selected five-year information
Selected information – Group
Selected information – Group (continued)
Selected information – Bank
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information
Selected information – Group
in / end of	2012		2011	2010	2009	2008

Condensed consolidated statements of operations (CHF million)

Net revenues	23,966		26,225	31,386	33,294	9,268

Provision for credit losses	170		187	(79)	506	813

Total operating expenses	21,615		22,577	23,978	24,711	23,357

Income/(loss) from continuing operations before taxes and extraordinary items	2,181		3,461	7,487	8,077	(14,902)

Income tax expense/(benefit)	496		671	1,548	1,835	(4,596)

Income/(loss) from continuing operations before extraordinary items	1,685		2,790	5,939	6,242	(10,306)

Income/(loss) from discontinued operations, net of tax	0		0	(19)	169	(531)

Net income/(loss)	1,685		2,790	5,920	6,411	(10,837)

Less net income/(loss) attributable to noncontrolling interests	336		837	822	(313)	(2,619)

Net income/(loss) attributable to shareholders	1,349		1,953	5,098	6,724	(8,218)

of which from continuing operations	1,349		1,953	5,117	6,555	(7,687)

of which from discontinued operations	0		0	(19)	169	(531)

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	0.82		1.37	3.93	5.14	(7.51)

Basic earnings/(loss) per share	0.82		1.37	3.91	5.28	(8.01)

Diluted earnings/(loss) per share from continuing operations	0.81		1.36	3.91	5.01	(7.51)

Diluted earnings/(loss) per share	0.81		1.36	3.89	5.14	(8.01)

Consolidated balance sheet (CHF million)

Total assets	924,280		1,049,165	1,032,005	1,031,427	1,170,350

Share capital	53		49	47	47	47

Shareholders' equity	35,498		33,674	33,282	37,517	32,302

Shares outstanding (million)

Shares outstanding	1,293.8		1,220.3	1,173.9	1,169.2	1,163.9

Dividend per share (CHF)

Dividend per share	0.75	[1]	0.75	1.30	2.00	0.10

Ratios (%)

Return on assets [2]	0.1		0.3	0.6	0.6	(0.6)

Return on equity attributable to shareholders	3.9		6.0	14.4	18.3	(21.1)

Dividend payout ratio	91.5	[1]	54.7	33.2	37.9	(1.2)

Equity to asset ratio	3.8		3.2	3.2	3.6	2.8

1 Proposal of the Board of Directors to the Annual General Meeting on April 26, 2013. Refer to "Capital trends and capital distribution proposal" in II – Operating and financial review – Core Results – Information and developments for further information. 2 Based on amounts attributable to shareholders.

Selected information – Group (continued)
in / end of	2012	2011	2010	2009	2008

Average utilized economic capital (CHF million)

Private Banking & Wealth Management	9,981	10,115	9,934	9,398	9,220

Investment Banking	18,729	18,882	19,586	19,051	27,426

Credit Suisse	31,218	30,782	31,121	28,957	37,162

Pre-tax return on average utilized economic capital (%)

Private Banking & Wealth Management	38.5	29.9	42.4	46.8	31.7

Investment Banking	11.4	(2.6)	19.0	37.0	(68.9)

Credit Suisse	7.6	11.8	24.7	28.6	(39.6)

Selected information – Bank
in / end of	2012	2011	2010	2009	2008

Condensed consolidated statements of operations (CHF million)

Net revenues	23,533	25,187	30,533	32,869	8,650

Provision for credit losses	88	123	(121)	460	801

Total operating expenses	21,472	22,563	24,118	24,638	23,410

Income/(loss) from continuing operations before taxes and extraordinary items	1,973	2,501	6,536	7,771	(15,561)

Income tax expense/(benefit)	478	459	1,307	1,853	(4,878)

Income/(loss) from continuing operations before extraordinary items	1,495	2,042	5,229	5,918	(10,683)

Income/(loss) from discontinued operations, net of tax	0	0	(19)	170	(531)

Net income/(loss)	1,495	2,042	5,210	6,088	(11,214)

Less net income/(loss) attributable to noncontrolling interests	(600)	901	802	(697)	(3,379)

Net income/(loss) attributable to shareholders	2,095	1,141	4,408	6,785	(7,835)

of which from continuing operations	2,095	1,141	4,427	6,615	(7,304)

of which from discontinued operations	0	0	(19)	170	(531)

Consolidated balance sheet (CHF million)

Total assets	908,160	1,034,787	1,019,586	1,020,226	1,163,849

Share capital	4,400	4,400	4,400	4,400	4,400

Shareholder's equity	34,767	29,403	29,769	33,294	28,666

Number of shares outstanding (million)

Number of shares outstanding	44.0	44.0	44.0	44.0	44.0

List of abbreviations

A

ABO	Accumulated benefit obligation

ABS	Asset-backed securities

ADS	American Depositary Shares

AES®	Advanced Execution Services

AGM	Annual general meeting

AIG	American International Group, Inc.

A-IRB	Advanced Internal Ratings-Based Approach

AMA	Advanced measurement approach

AMF	Asset Management Finance LLC

AoA	Articles of Association

AOCI	Accumulated other comprehensive income/(loss)

APP	Adjustable Performance Plan

ASC	Accounting Standards Codification

ASU	Accounting Standards Updates

B

BBA	Bachelor of Business Administration

BCBS	Basel Committee on Banking Supervision

BCM	Business Continuity Management

BCN	Buffer capital notes

BIS	Bank for International Settlements

Board	Board of directors

BORO	Bank Operational Risk Oversight

bp	basis point

C

CARMC	Capital Allocation and Risk Management Committee

CDO	Collateralized debt obligation

CDS	Credit default swap

CET1	Common equity tier 1

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CMBS	Commercial mortgage-backed securities

CoE	Centers of excellence

COO	Chief Operating Officer

CP	Commercial paper

CPR	Constant prepayment rate

CRM	Credit Risk Management

CRO	Chief Risk Officer

D

DOJ	United States Department of Justice

DVA	Debit valuation adjustment

E

EBRD	European Bank for Reconstruction and Development

ECB	European Central Bank

EMEA	Europe, Middle East and Africa

EMIR	European Market Infrastructure Regulation

ETF	Exchange-traded funds

EU	European Union

F

FASB	Financial Accounting Standards Board

Fed	US Federal Reserve

FINMA	Swiss Financial Market Supervisory Authority

FINRA	Financial Industry Regulatory Authority

FNMA	Federal National Mortgage Association (Fannie Mae)

FSA	UK Financial Services Authority

FSMA	Financial Services and Markets Act 2000

G

G-7	Group of seven leading industry nations

G-20	Group of Twenty Finance Ministers and Central Bank Governors

GAAP	Generally accepted accounting standards

G-SIB	Global Systemically Important Bank

GSE	Government-sponsored enterprise

I

ICS	Internal control system

IPO	Initial public offering

IRC	Incremental risk charge

IRS	Internal Revenue Service

ISU	Incentive Share Unit

IT	Information technology

J

JD	Doctor of Jurisprudence

K

KPI	Key performance indicator

L

LCR	Liquidity coverage ratio

LGD	Loss given default

LIBOR	London Interbank Offered Rate

LTI	Long-term incentive

LTV	Loan-to-value

M

M&A	Mergers and acquisitions

MACCS	Mandatory and contingent convertible securities

MBA	Master of Business Administration

MiFID	Markets in Financial Instruments Directive

MSRB	Municipal Securities Rulemaking Board

MRTC	Material risk takers and controllers

N

NAV	Net asset value

NCFE	National Century Financial Enterprises, Inc.

NRV	Negative replacement value

NSFR	Net stable funding ratio

NYSE	New York Stock Exchange

O

OGR	Organizational Guidelines and Regulations

OTC	Over-the-counter

P

PAF	2008 Partner Asset Facility

PAF2	2011 Partner Asset Facility

PBO	Projected benefit obligation

PD	Probability of default

PFIC	Passive foreign investment company

PIP	Performance Incentive Plan

PRV	Positive replacement value

PSA	Prepayment speed assumption

Q

QIA	Qatar Investment Authority

R

RAR	Risk Analytics and Reporting

RMBS	Residential mortgage-backed securities

ROE	Return on equity

RTSR	Relative total shareholder return

RWA	Risk-weighted assets

S

SEC	US Securities and Exchange Commission

SEI	Significant economic interest

SESTA	Swiss Federal Act of Stock Exchanges and Securities Trading

SISU	Scaled Incentive Share Unit

SIX	SIX Swiss Exchange

SNB	Swiss National Bank

SOX	US Sarbanes-Oxley Act of 2002

SPE	Special purpose entity

SPIA	Single premium immediate annuity

SRM	Strategic Risk Management

STI	Short-term incentive

T

TRM	Technology Risk Management

TRS	Total return swap

U

UHNWI	Ultra-high-net-worth individuals

UK	United Kingdom

US	United States of America

US GAAP	Accounting principles generally accepted in the US

V

VaR	Value-at-risk

VIE	Variable interest entity

VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary

A

Advanced Execution Services® (AES®)	AES® is a suite of algorithmic trading strategies, tools, and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.

Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.

Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.

Affluent clients	We define affluent clients as individuals having assets under management in excess of CHF 50,000.

American depositary shares (ADS)	An American depositary receipt is a negotiable certificate evidencing an ADS, issued by a depositary bank, that represents all or part of an underlying share of a foreign-based company held in custody.

B

Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between actual trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience less than five exceptions in a rolling 12-month period are deemed to be statistically correct and attract no additional regulatory capital charges.

Basel II	In June 2006, the Basel Committee on Banking Supervision (BCBS) published its comprehensive version of the revised framework for the international convergence of capital measurement and capital standards known as Basel II. Basel II describes the framework for measuring capital adequacy and the minimum standards to be achieved by the adopting supervisory authorities. This framework is based on three pillars, which are viewed as mutually reinforcing.
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

Basel II.5	In June 2009, the BCBS published revisions to the Basel II market risk framework, commonly referred to Basel II.5. The revisions require the trading book capital charge for a bank using the internal models approach for market risk to be subject to a general market risk capital charge. A bank that has approval to model specific risk will also be subject to an incremental risk capital charge. The BCBS required the implementation of Basel II.5 for BIS purposes no later than December 31, 2011.

Basel III	In December 2010, the BCBS issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. Phased-in from January 1, 2013 through January 1, 2019.

Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the Committee uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the Committee is best known for its international standards on capital adequacy; the Core Principles for Effective Banking Supervision; and the Concordat on cross-border banking supervision.

Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C

Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.

Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.

Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.

Constant prepayment rate (CPR)	A loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.

Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.

Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.

D

Derivatives	Derivatives are financial instruments or contracts that meets all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price, or index; (2) they requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).

Debit valuation adjustment (DVA)	The DVA represents the market value of our own credit risk for uncollateralized OTC derivative instruments.

F

Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Flow-based	Flow-based businesses refer to products that are generally more liquid, less complex and less volatile and which tend to provide a more stable earnings base generated from fees and/or trading activity initiated by or in facilitation of client business. Flow-based businesses include foreign exchange, interest-rate products, cash equities, vanilla derivative products and prime services.

G

G-7	The G-7 represents the finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.

G-20	The G-20 represents the finance ministers and central bank governors from 19 countries plus the European Union.

H

Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.

High-net-worth individuals	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.

I

Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L

Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.

London interbank offered rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.

Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking & Wealth Management loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.

M

Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.

Material risk takers and controllers (MRTC)	MRTC are employees whose activities are considered to have a potentially material impact on the Group's risk profile.

N

Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.

Net stable funding ratio (NSFR)	The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.

Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

O

Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.

P

Position risk	Component of the economic capital framework which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction would settle at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.

Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.

R

Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period adjusted to one day for presentation purposes. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.

Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. It securitizes the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.

Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.

Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.

Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.

S

Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

Swiss Financial Supervisory Authority (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.

T

Too Big to Fail	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.

Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.

U

Ultra-high-net-worth individuals	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.

V

Value-at-Risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories; the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

Investor information
Share data

in / end of	2012		2011		2010

Share price (common shares, CHF)

Average	21.23		31.43		45.97

Minimum	16.01		19.65		37.04

Maximum	27.20		44.99		56.40

End of period	22.26		22.07		37.67

Share price (American Depositary Shares, USD)

Average	22.70		35.36		44.16

Minimum	16.20		21.20		36.54

Maximum	29.69		47.63		54.57

End of period	24.56		23.48		40.41

Market capitalization

Market capitalization (CHF million)	29,402		27,021		44,683

Market capitalization (USD million)	32,440		28,747		47,933

Dividend per share (CHF)

Dividend per share	0.75	[1]	0.75	[2,3]	1.30	[3]

1 Proposal of the Board of Directors to the Annual General Meeting on April 26, 2013. Refer to "Capital trends and capital distribution proposal" in II – Operating and financial review – Core Results – Information and developments for further information. 2 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder. 3 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of March 15, 2013	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group AG ratings

Short term	–	–	F1

Long term	A2	A	A

Outlook	Stable	Negative	Stable

Credit Suisse AG ratings

Short term	P-1	A-1	F1

Long term	A1	A+	A

Outlook	Stable	Negative	Stable

Foreign currency translation rates

	End of			Average in

	2012	2011	2010	2012	2011	2010

1 USD / 1 CHF	0.92	0.94	0.94	0.93	0.88	1.04

1 EUR / 1 CHF	1.21	1.22	1.25	1.20	1.23	1.38

1 GBP / 1 CHF	1.48	1.45	1.45	1.48	1.42	1.61

100 JPY / 1 CHF	1.06	1.21	1.15	1.17	1.11	1.19

Financial calendar and contacts

Financial calendar

First quarter 2013 results	Wednesday, April 24, 2013

Annual General Meeting	Friday, April 26, 2013

Capital distribution payment – cash	Monday, May 6, 2013

Capital distribution payment – stock	Monday, May 13, 2013

Second quarter 2013 results	Thursday, July 25, 2013

Third quarter 2013 results	Thursday, October 24, 2013

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Publikationenbestellungen/HC96

P.O. Box

8070 Zurich

Switzerland

US share register and transfer agent

ADS depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Share Register RXS

8070 Zurich

Switzerland

Phone	+41 44 332 26 60

E-mail	robert.rohner@credit-suisse.com

Main offices
Switzerland
Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
Tel.+41 44 333 11 11
Fax+41 44 332 55 55
Europe, Middle East and Africa
Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel.+44 20 7888 8888
Fax+44 20 7888 1600
Americas
Credit Suisse
Eleven Madison Avenue
New York, NY 10010-3629
United States
Tel.+1 212 325 2000
Fax+1 212 325 6665

Credit Suisse
Rua Leopoldo Couto de Magalhães Jr.
700/10º andar
São Paulo 04542-000
Brazil
Tel.+55 11 3701 6000
Fax+55 11 3701 6900
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
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
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

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in I – Information on the company – Risk factors.

Photography (cover): Franziska Messner-Rast and Michael Rast
Photography (content): Alberto Venzago
Production: Management Digital Data AG
Printer: Neidhart + Schön AG
Paper (cover): Magno Satin, half-matt coated, FSC-Mix, 350g/m2 Paper (content): Z-Offset, Dominant Plus, matt, FSC-Mix, 90g/m2

CREDIT SUISSE

**CREDIT SUISSE GROUP**
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5511194 English