Form 20-F
period 2013-12-31
CREDIT SUISSE AG; CREDIT SUISSE GROUP AG
filed 2014-04-03
CIK 1053092, 1159510

As filed with the Securities and Exchange Commission on April 3, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934

   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.

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
david.mathers@credit-suisse.com
Telephone: +41 44 333 6607
Fax: +41 44 333 1790
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

[THIS PAGE INTENTIONALLY LEFT BLANK]

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Name of each exchange on which registered

Credit Suisse Group AG
American Depositary Shares each representing one Share	New York Stock Exchange
Shares par value CHF 0.04*	New York Stock Exchange*

Credit Suisse AG
Fixed to Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Floating Rate Tier 1 Capital Notes	New York Stock Exchange
Exchange Traded Notes due February 19, 2020 Linked to the Credit Suisse Long/Short Liquid Index (Net)	NYSE Arca
Credit Suisse Equal Weight MLP Index Exchange Traded Notes due April 20, 2020 Linked to the Cushing® 30 MLP Index	NYSE Arca
Exchange Traded Notes due October 6, 2020 Linked to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Exchange Traded Notes due March 13, 2031 Linked on a Leveraged Basis to the Credit Suisse Merger Arbitrage Liquid Index (Net)	NYSE Arca
Market Neutral Equity ETN Linked to the HS Market Neutral Index Powered by HOLT™ due September 22, 2031	NYSE Arca
VelocityShares Daily Inverse VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares Daily Inverse VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares Daily 2x VIX Short Term ETN Linked to the S&P 500 VIX Short-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocityShares Daily 2x VIX Medium Term ETN Linked to the S&P 500 VIX Mid-Term Futures™ Index due December 4, 2030	The Nasdaq Stock Market
VelocitySharesTM 3x Long Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Long Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Inverse Gold ETN Linked to the S&P GSCI® Gold Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Inverse Silver ETN Linked to the S&P GSCI® Silver Index ER due October 14, 2031	The Nasdaq Stock Market
VelocitySharesTM 3x Long Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Long Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Crude Oil ETN Linked to the S&P GSCI® Crude Oil Index ER due February 9, 2032	NYSE Arca
VelocitySharesTM 3x Inverse Natural Gas ETN Linked to the S&P GSCI® Natural Gas Index ER due February 9, 2032	NYSE Arca
Credit Suisse Gold Shares Covered Call Exchange Traded Notes (ETNs) due February 2, 2033 Linked to the Credit Suisse NASDAQ Gold FLOWS™ 103 Index	The Nasdaq Stock Market
Credit Suisse Silver Shares Covered Call Exchange Traded Notes (ETNs) due April 21, 2033 Linked to the Credit Suisse NASDAQ Silver FLOWS™ 106 Index	The Nasdaq Stock Market
Credit Suisse Commodity Benchmark Exchange Traded Notes (ETNs) due June 15, 2033 Linked to the Credit Suisse Commodity Benchmark Total Return Index	NYSE Arca
Credit Suisse Commodity Rotation Exchange Traded Notes (ETNs) due June 15, 2033 Linked to the Credit Suisse Commodity Backwardation Total Return Index	NYSE Arca
Credit Suisse FI Enhanced Europe 50 Exchange Traded Notes (ETNs) due September 10, 2018 Linked to the STOXX Europe 50® USD (Gross Return) Index	NYSE Arca
Credit Suisse FI Enhanced Big Cap Growth Exchange Traded Notes (ETNs) due October 22, 2018 Linked to the Russell 1000® Growth Index Total Return	NYSE Arca

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of
December 31, 2013: 1,590,936,195 shares of Credit Suisse Group AG

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
Item 16G. Corporate governance.
Item 16H. Mine Safety Disclosure.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/5

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2013, unless the context otherwise requires, the terms “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
The business of the Bank is substantially similar to the Group and, except where noted or the context otherwise requires, information relating to the Group is also relevant to the Bank.
Abbreviations and selected terms are explained in the List of abbreviations and the Glossary in the back of the Annual Report 2013.

Sources
Throughout this Form 20-F and the attached Annual Report 2013, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Thomson Financial, Dealogic, the Loan Pricing Corporation, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.

Cautionary statement regarding forward-looking information
For Credit Suisse and the Bank, please see Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2013

20-F/6

.

Part I

Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.

Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.

Item 3. Key information.
A – Selected financial data.
For Credit Suisse and the Bank, please see Appendix – Selected five-year information – Group on page A-2 and – Bank on page A-3 of the attached Annual Report 2013. In addition, please see IX – Additional information – Other information – Foreign currency translation rates on page 504 of the attached Annual Report 2013.

B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.

C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.

D – Risk factors.
For Credit Suisse and the Bank, please see I – Information on the company – Risk factors on pages 35 to 42 of the attached Annual Report 2013.

Item 4. Information on the company.
A – History and development of the company.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 22 to 23, and IV – Corporate Governance and Compensation – Corporate Governance – Overview – Company on pages 147 to 148 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in V – Consolidated financial statements – Credit Suisse Group on page 226 of the attached Annual Report 2013 and, for the Bank, please see Note 3 – Business developments and subsequent events in VII – Consolidated financial statements – Credit Suisse (Bank) on page 385 of the attached Annual Report 2013.

B – Business overview.
For Credit Suisse and the Bank, please see I – Information on the company on pages 10 to 42 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 5 – Segment information in V – Consolidated financial statements – Credit Suisse Group on pages 229 to 231 of the attached Annual Report 2013 and, for the Bank, please see Note 5 – Segment information in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 387 to 388 of the attached Annual Report 2013.

C – Organizational structure.
For Credit Suisse and the Bank, please see I – Information on the company – Organizational and regional structure on pages 22 to 23 and II – Operating and financial review – Credit Suisse – Differences between Group and Bank on pages 48 to 50 of the attached Annual Report 2013. For a list of Credit Suisse’s significant subsidiaries, please see Note 39 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 337 to 339 of the attached Annual Report 2013 and, for a list of the Bank’s significant subsidiaries, please see Note 37 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 456 to 458 of the attached Annual Report 2013.

20-F/7

D – Property, plant and equipment.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Property and equipment on page 503 of the attached Annual Report 2013.

Information Required by Industry Guide 3.
For Credit Suisse and the Bank, please see IX – Additional information – Statistical information on pages 480 to 498 of the attached Annual Report 2013. In addition, for both Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk – Loans – Impaired loans on pages 133 to 134 and – Provision for credit losses on page 133 of the attached Annual Report 2013.

Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
As stated in the Credit Suisse Annual Report 2012, in 2005 and earlier, Credit Suisse AG, through a business line operating in Switzerland, entered into export finance credit facilities involving Iranian parties, through bilateral contracts and as a member of lending syndicates. Credit Suisse AG loaned funds under these credit facilities for project finance activities in Iran that did not support or facilitate Iran’s nuclear weapons proliferation efforts, its acquisition of other military items, or its support of terrorism. Our participation in these credit facilities was legal under applicable law. The Iranian parties involved in certain of these credit facilities entered into between 2001 and 2005 subsequently were designated Specially Designated Nationals or Blocked Persons pursuant to an Executive Order of the President of the United States, or fall within the US government’s definition of the government of Iran (which includes government-controlled entities). Default on these credit facilities is subject to export financing insurance provided by European governmental export credit agencies.
Credit Suisse AG does not generally calculate gross revenues or net profits from individual export finance credit facilities of this type; however, Credit Suisse AG estimates that it recognized approximately CHF 0.4 million in interest income in 2013 on these credit facilities and believes that it has not earned any related net profit in 2013 and over the life of these credit facilities. While Credit Suisse AG ceased providing funds to any Iranian parties pursuant to any of these credit facilities several years ago, it has continued, where possible, to receive repayment of funds owed to it. In 2013, Credit Suisse AG received insurance payments totaling CHF 12.1 million from the Swiss governmental export credit agency and payments totaling CHF 15.6 million from financial institutions acting as agents of lending syndicates, both in partial payment under certain of these credit facilities. As of December 31, 2013, approximately CHF 4.8 million was owed to Credit Suisse AG under these credit facilities which is not covered by the European governmental export credit agency guarantees, out of a total amount of approximately CHF 103.0 million outstanding. Credit Suisse AG will continue to seek repayment of funds it is owed under these credit facilities pursuant to its contractual rights and applicable law, and will continue to cooperate with the European governmental export credit agencies.
During 2013, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law and is performed with the consent of Swiss authorities, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
Credit Suisse AG also continues to hold funds from two wire transfers to non-Iranian customers which were blocked pursuant to Swiss sanctions because Iranian government-owned entities have an interest in such transfers. Such funds are maintained in blocked accounts opened in accordance with Swiss sanctions requirements. Credit Suisse AG derives no revenues or profits from maintenance of these blocked accounts.

Item 4A. Unresolved staff comments.
None.

Item 5. Operating and financial review and prospects.
A – Operating results.
For Credit Suisse and the Bank, please see II – Operating and financial review on pages 44 to 92 of the attached Annual Report 2013. In addition, for both Credit Suisse and the Bank, please see I – Information on the company – Regulation and supervision on pages 24 to 34 of the attached Annual Report 2013 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Additional information – Foreign exchange exposure and interest rate management on page 114.

20-F/8

B – Liquidity and capital resources.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 94 to 114 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 24 – Long-term debt in V – Consolidated financial statements – Credit Suisse Group on pages 250 to 251 and Note 36 – Capital adequacy in V – Consolidated financial statements – Credit Suisse Group on page 328 of the attached Annual Report 2013 and, for the Bank, please see Note 23 – Long-term debt in VII – Consolidated financial statements – Credit Suisse (Bank) on page 404 and Note 35 – Capital adequacy in VII – Consolidated financial statements – Credit Suisse (Bank) on page 455 of the attached Annual Report 2013.

C – Research and development, patents and licenses, etc.
Not applicable.

D – Trend information.
For Credit Suisse and the Bank, please see Item 5.A of this Form 20-F. In addition, for Credit Suisse and the Bank, please see I – Information on the Company – Our businesses on pages 14 to 21 of the attached Annual Report 2013.

E – Off-balance sheet arrangements.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations on pages 141 to 144 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 31 – Derivatives and hedging activities, Note 32 – Guarantees and commitments and Note 33 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group on pages 281 to 300 of the attached Annual Report 2013 and, for the Bank, please see Note 30 – Derivatives and hedging activities, Note 31 – Guarantees and commitments and Note 32 – Transfers of financial assets and variable interest entities in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 423 to 435 of the attached Annual Report 2013.

F – Tabular disclosure of contractual obligations.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations – Contractual obligations and other commercial commitments on page 144 of the attached Annual Report 2013.

Item 6. Directors, senior management and employees.
A – Directors and senior management.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors, – Board Committees, – Biographies of the Board Members, – Executive Board and – Biographies of the Executive Board Members on pages 153 to 172 of the attached Annual Report 2013.

B – Compensation.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 178 to 204 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 11 – Compensation and benefits in V – Consolidated financial statements – Credit Suisse Group on page 234, Note 28 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 263 to 269 and Note 30 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group on pages 272 to 280, and Note 3 – Compensation to members of the Executive Board and the Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 361 to 366 of the attached Annual Report 2013 and, for the Bank, please see Note 11 – Compensation and benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on page 390, Note 27 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 412 to 414 and Note 29 – Pension and other post-retirement benefits in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 416 to 422 of the attached Annual Report 2013.

C – Board practices.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance on pages 146 to 175 of the attached Annual Report 2013.

20-F/9

D – Employees.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Employees on page 148. In addition, for both Credit Suisse and the Bank, please see II – Operating and financial review – Core Results on pages 54 to 60 of the attached Annual Report 2013.

E – Share ownership.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 178 to 204 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 28 – Employee deferred compensation in V – Consolidated financial statements – Credit Suisse Group on pages 263 to 269, and Note 3 – Compensation to members of the Executive Board and Board of Directors in VI – Parent company financial statements – Credit Suisse Group on pages 361 to 366 of the attached Annual Report 2013. For the Bank, please see Note 27 – Employee deferred compensation in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 412 to 414 of the attached Annual Report 2013.

Item 7. Major shareholders and related party transactions.
A – Major shareholders.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Shareholders on pages 149 to 152 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 3 – Business developments, significant shareholders and subsequent events in V – Consolidated financial statements – Credit Suisse Group on page 226, Note 6 – Own shares held by the company and by group companies and Note 7 – Significant shareholders in VI – Parent company financial statements – Credit Suisse Group on page 367 of the attached Annual Report 2013. Credit Suisse’s major shareholders do not have different voting rights. The Bank has 4,399,665,200 shares outstanding and is a wholly-owned subsidiary of Credit Suisse. See Note 11 – Major shareholders and groups of shareholders in VIII – Parent company financial statements – Credit Suisse (Bank) on page 474 of the attached Annual Report 2013.

B – Related party transactions.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Compensation on pages 178 to 204 and – Corporate Governance – Banking relationships and related party transactions on pages 158 to 159 of the attached Annual Report 2013. In addition, for Credit Suisse, please see Note 29 – Related parties in V – Consolidated financial statements – Credit Suisse Group on pages 270 to 272 and Note 3 – Compensation to members of the Executive Board and the Board of Directors – Board of Directors loans in VI – Parent company financial statements – Credit Suisse Group on pages 361 to 366 of the attached Annual Report 2013 and, for the Bank, please see Note 28 – Related parties in VII – Consolidated financial statements – Credit Suisse (Bank) on page 415 of the attached Annual Report 2013.

C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.

Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group on pages 330 to 336 of the attached Annual Report 2013. For a description of the Bank’s legal and arbitration proceedings, please see Note 36 – Litigation in VII – Consolidated financial statements – Credit Suisse (Bank) on page 456 of the attached Annual Report 2013.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Additional information – Dividends and dividend policy on page 114 of the attached Annual Report 2013.

B – Significant changes.
None.

20-F/10

Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
For information regarding the price history of Credit Suisse Group shares and the stock exchanges and other regulated markets on which they are listed or traded, please see IX – Additional information – Other information – Listing details on page 503 of the attached Annual Report 2013. Shares of the Bank are not listed.

B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.

Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.

B – Memorandum and Articles of Association.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview, – Shareholders and – Board of Directors on pages 146 to 166 and – Additional information – Changes in control and defense measures on page 173 and – Liquidation on page 175 of the attached Annual Report 2013. In addition, for Credit Suisse, please see IX – Additional information – Other information – Exchange controls and – American Depositary Shares on page 499 of the attached Annual Report 2013. Shares of the Bank are not listed.

C – Material contracts.
Neither Credit Suisse nor the Bank has any contract that would constitute a material contract for the two years immediately preceding this Form 20-F.

D – Exchange controls.
For Credit Suisse and the Bank, please see IX – Additional information – Other information – Exchange controls on page 499 of the attached Annual Report 2013.

E – Taxation.
For Credit Suisse, please see IX – Additional information – Other information – Taxation on pages 499 to 502 of the attached Annual Report 2013. The Bank does not have any public shareholders.

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
In addition, Credit Suisse’s parent company financial statements, together with the notes thereto, are set forth on pages 355 to 372 of the attached Annual Report 2013 and incorporated by reference herein. The Bank’s parent company financial statements, together with the notes thereto, are set forth on pages 461 to 478 of the attached Annual Report 2013 and incorporated by reference herein.

I – Subsidiary information.
Not applicable.

20-F/11

Item 11. Quantitative and qualitative disclosures about market risk.
For Credit Suisse and the Bank, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 115 to 140 of the attached Annual Report 2013.

Item 12. Description of securities other than equity securities.
A – Debt Securities, B – Warrants and Rights, C – Other Securities.
Not required because this Form 20-F is filed as an annual report.

D – American Depositary Shares.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional information – American Depositary Share fees on page 175 of the attached Annual Report 2013. Shares of the Bank are not listed.

Part II

Item 13. Defaults, dividend arrearages and delinquencies.
None.

Item 14. Material modifications to the rights of security holders and use of proceeds.
None.

Item 15. Controls and procedures.
For Credit Suisse’s management report and the related report from the Group’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in V – Consolidated financial statements – Credit Suisse Group on pages 353 to 354 of the attached Annual Report 2013. For the Bank’s management report and the related report from the Bank’s independent auditors, please see Controls and procedures and Report of the Independent Registered Public Accounting Firm in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 459 to 460 of the attached Annual Report 2013.

Item 16A. Audit committee financial expert.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Board of Directors – Board committees – Audit Committee on page 157 of the attached Annual Report 2013.

Item 16B. Code of ethics.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Corporate governance framework on page 147 of the attached Annual Report 2013.

20-F/12

Item 16C. Principal accountant fees and services.
For Credit Suisse and the Bank, please see IV – Corporate Governance and Compensation – Corporate Governance – Additional Information – Internal and external auditors on pages 173 to 174 of the attached Annual Report 2013.

Item 16D. Exemptions from the listing standards for audit committee.
None.

Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
For Credit Suisse, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Additional information – Share repurchases on pages 113 to 114 of the attached Annual Report 2013. The Bank does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.

Item 16F. Change in registrants’ certifying accountant.
None.

Item 16G. Corporate governance.
For Credit Suisse, please see IV – Corporate Governance and Compensation – Corporate Governance – Overview – Complying with rules and regulations on pages 146 to 147 of the attached Annual Report 2013. Shares of the Bank are not listed.

Item 16H. Mine Safety Disclosure.
None.

Part III

Item 17. Financial statements.
Not applicable.

Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 205 to 354 of the attached Annual Report 2013 and incorporated by reference herein. The Bank’s consolidated financial statements, together with the notes thereto (and any notes or portions thereof in the consolidated financial statements of Credit Suisse Group referred to therein) and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 373 to 460 of the attached Annual Report 2013 and incorporated by reference herein.

20-F/13

Item 19. Exhibits.
1.1 Articles of association (Statuten) of Credit Suisse Group AG as of February 5, 2014.
1.2 Articles of association (Statuten) of Credit Suisse AG as of March 21, 2014.
1.3 Organizational Guidelines and Regulations of Credit Suisse Group AG and Credit Suisse AG as of October 17, 2013.
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
4.4 Purchase and Underwriting Agreement, dated as of July 17, 2012, between Credit Suisse AG and Competrol Establishment (incorporated by reference to Exhibit 4.4 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2012 filed on March 22, 2013).
4.5 Purchase and Underwriting Agreement, dated as of July 18, 2012, between Credit Suisse AG and Qatar Holding LLC (incorporated by reference to Exhibit 4.5 of Credit Suisse Group AG’s and Credit Suisse AG’s annual report on Form 20-F for the year ended December 31, 2012 filed on March 22, 2013).
4.6 Agreement, dated October 10, 2013, among Qatar Holding LLC, Credit Suisse Group (Guernsey) II Limited, Credit Suisse Group AG and Credit Suisse AG, acting through its Guernsey Branch.
7.1 Computations of ratios of earnings to fixed charges of Credit Suisse and of the Bank are set forth under IX – Additional Information – Statistical information – Ratio of earnings to fixed charges – Group and – Ratio of earnings to fixed charges – Bank on page 498 of the attached Annual Report 2013 and incorporated by reference herein.
8.1 Significant subsidiaries of Credit Suisse are set forth in Note 39 – Significant subsidiaries and equity method investments in V – Consolidated financial statements – Credit Suisse Group on pages 337 to 339, and significant subsidiaries of the Bank are set forth in Note 37 – Significant subsidiaries and equity method investments in VII – Consolidated financial statements – Credit Suisse (Bank) on pages 456 to 458 in the attached Annual Report 2013 and incorporated by reference herein.
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

                           Date: April 3, 2014

/s/ Brady W. Dougan                           /s/ David R. Mathers

Name: Brady W. Dougan                      Name: David R. Mathers

Title: Chief Executive Officer                 Title: Chief Financial Officer

                           CREDIT SUISSE AG

                           (Registrant)

                           Date: April 3, 2014

/s/ Brady W. Dougan                           /s/ David R. Mathers

Name: Brady W. Dougan                      Name: David R. Mathers

Title: Chief Executive Officer                 Title: Chief Financial Officer

20-F/15

Financial highlights
	in / end of						% change
	2013		2012		2011		13 / 12	12 / 11
Net income (CHF million)
Net income attributable to shareholders	2,326		1,349		1,953		72	(31)
of which from continuing operations	2,181		1,389		1,978		57	(30)
Earnings per share (CHF)
Basic earnings per share from continuing operations	1.14		0.82		1.34		39	(39)
Basic earnings per share	1.22		0.79		1.32		54	(40)
Diluted earnings per share from continuing operations	1.14		0.82		1.34		39	(39)
Diluted earnings per share	1.22		0.79		1.32		54	(40)
Return on equity (%)
Return on equity attributable to shareholders	5.7		3.9		6.0		–	–
Core Results (CHF million) [1]
Net revenues	25,217		23,251		25,095		8	(7)
Provision for credit losses	167		170		187		(2)	(9)
Total operating expenses	21,546		21,193		22,149		2	(4)
Income from continuing operations before taxes	3,504		1,888		2,759		86	(32)
Core Results statement of operations metrics (%) [1]
Cost/income ratio	85.4		91.1		88.3		–	–
Pre-tax income margin	13.9		8.1		11.0		–	–
Effective tax rate	36.4		24.6		23.8		–	–
Net income margin [2]	9.2		5.8		7.8		–	–
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,253.4		1,197.8		1,133.5		4.6	5.7
Net new assets from continuing operations	36.1		11.4		43.7		216.7	(73.9)
Balance sheet statistics (CHF million)
Total assets	872,806		924,280		1,049,165		(6)	(12)
Net loans	247,054		242,223		233,413		2	4
Total shareholders' equity	42,164		35,498		33,674		19	5
Tangible shareholders' equity [3]	33,955		26,866		24,795		26	8
Book value per share outstanding (CHF)
Total book value per share	26.50		27.44		27.59		(3)	(1)
Tangible book value per share [3]	21.34		20.77		20.32		3	2
Shares outstanding (million)
Common shares issued	1,596.1		1,320.8		1,224.3		21	8
Treasury shares	(5.2)		(27.0)		(4.0)		(81)	–
Shares outstanding	1,590.9		1,293.8		1,220.3		23	6
Market capitalization
Market capitalization (CHF million)	43,526		29,402		27,021		48	9
Market capitalization (USD million)	49,224		32,440		28,747		52	13
BIS statistics (Basel III) [4]
Risk-weighted assets (CHF million)	273,846		292,481		–		(6)	–
CET 1 ratio (%)	15.7		14.2		–		–	–
Tier 1 ratio (%)	16.8		15.2		–		–	–
Dividend per share (CHF)
Dividend per share	0.70	[5]	0.75	[6]	0.75	[6]	–	–
Number of employees (full-time equivalents)
Number of employees	46,000		47,400		49,700		(3)	(5)
1 Refer to "Results overview" in II – Operating and financial review – Core Results for further information on Core Results.
2 Based on amounts attributable to shareholders.
3 A non-GAAP financial measure. Tangible shareholders' equity is calculated by deducting goodwill and other intangible assets as shown on our balance sheet from total shareholders' equity.
4 Basel III became effective as of January 1, 2013.
5 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014; to be paid out of reserves from capital contributions.
6 Paid out of reserves from capital contributions.

Annual Report 2013

The Annual Report 2013 is a detailed presentation of the Group’s annual financial statements, company structure, corporate governance and compensation practices, treasury and risk management framework and a review of our operating and financial results.
Annual Report – Cover Relationship manager Gianluigi Pezzotta (left) from Credit Suisse’s corporate clients business in Lugano believes that engaging in a personal discussion with clients at their offices is an important part of his work. He is pictured here with Umberto Zardi, President of Casale Group, in the entrance of the company’s premises in Lugano. Casale Group is a global market leader in the production and modernization of nitrogenous fertilizer plants and won the Prix SVC Svizzera italiana in 2013.

The Corporate Responsibility Report 2013 provides a detailed presentation on how the Group assumes its various responsibilities as a bank towards society and the environment.
The Company Profile 2013 is enclosed in the Corporate Responsibility Report and a contains a summary of Credit Suisse’ strategic direction, an overview of its organization and a brief description of its key businesses.

www.credit-suisse.com/responsibility.

Corporate Responsibility Report – Cover Credit Suisse assigns a high level of importance to the promotion of young talent. In 2013, a total of 1,370 young people received support as part of their professional training. HR Consultant Michael Seibold (center) from the Young Talents team is currently overseeing the development of 71 junior employees who are enrolled in a commercial apprenticeship or are participating in the Junior Banking Program for high school graduates. Michael Seibold is pictured here in the Uetlihof 2 office complex in Zurich together with the apprentices Maxime Seiler, Largesa Mena, Louise Brun, Denis Schnell and Fiona Bosshard (from left to right).
Company Profile – Cover On the campus of the Swiss Federal Institute of Technology (EPFL) in Lausanne, Credit Suisse operates a “branch of the future” where it tests new ideas and concepts in banking. The branch manager, Oliver Kratzer, and his colleagues, Yasmina Garchi and Luana Conticello, ensure that Credit Suisse is an integral part of daily campus life at EPFL.

Annual Report 2013
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
Independent Auditor’s Report to the Board of Directors
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

Urs Rohner (left), Chairman of the Board of Directors and Brady W. Dougan, Chief Executive Officer.

Message from the Chairman and the Chief Executive Officer

Dear shareholders, clients and colleagues
Five years after one of the biggest crises that the banking industry has seen, the strategy and evolution of both the industry and Credit Suisse are directly linked to changing regulatory requirements as well as changing market conditions and client needs that emerged from the crisis. As we present our results for the financial year 2013 to you, we think it is important to take a step back and look at how the industry and Credit Suisse have changed since 2008 and what we believe will be some of the future trends, opportunities and challenges for the banking industry, and specifically for Credit Suisse.

Transformation of the banking industry in response to the financial crisis
New and evolving regulatory requirements governing capital, leverage, liquidity and resolution planning, together with the steps banks have taken to adapt to them, have been critical to creating a safer and more resilient financial system. Since the financial crisis, regulators and banks around the world have worked to substantially reduce the probability of taxpayer-funded bank bailouts in the future. While initially there were concerns that distinct and, at times, conflicting requirements of different jurisdictions and regulatory authorities would make it difficult for global banks to operate competitively, there now appears to be a trend toward regulatory convergence. Under the developing requirements, banks around the globe have begun to significantly adapt their business models by increasing capital, reducing risk and taking significant steps to increase productivity and efficiency.
Credit Suisse took early and proactive steps to adapt to the changing environment and today is a markedly different bank than it was in 2008. We actively participated in discussions with regulators and evolved our Investment Banking business model to focus on high-returning and capital-efficient businesses. We strengthened the footprint of our Private Banking & Wealth Management franchise in growth markets, while improving the productivity of its operations. We reduced our total balance sheet assets by 25% from 2008 and reduced our Basel III risk-weighted assets, calculated on a look-through basis, by 28% since the third quarter of 2011 when we first started reporting risk-weighted assets under the Basel III framework. We improved our efficiency by lowering Credit Suisse’s overall expense base by CHF 3.1 billion compared to the adjusted run rate for the first half of 2011. We also further strengthened our capital base in recent years, while striving to balance the interests of our various stakeholders. We continued to allocate capital to targeted growth areas, while returning to proposing a distribution entirely in cash to our shareholders.

Trends, growth opportunities and challenges for the industry
Notwithstanding these far-reaching changes, we remain convinced that there are attractive opportunities for targeted growth in the financial services industry. For example, according to the Credit Suisse Global Wealth Report 2013, global wealth is expected to increase by nearly 40% over the next five years, reaching USD 334 trillion by 2018, emerging markets are expected to account for around 29% of this growth.
At Credit Suisse, we continue to see significant growth potential for our Private Banking & Wealth Management and Investment Banking businesses in Asia and Latin America, as well as in parts of the Middle East and Eastern Europe. We plan to continue to invest in our franchises in those regions, as well as in the ultra-high-net-worth individual (UHNWI) client segment, while leveraging our strong market share position in Switzerland and other mature markets. We are also convinced that our repositioned Asset Management business, which is focused toward more liquid strategies and working closely with our other businesses, will continue to generate attractive returns.
Developments in the financial services industry are also expected to be materially shaped by technological advances. New participants in the form of non-bank financial institutions have entered the market, and we believe that they have the potential to capture market share from traditional banks and challenge established institutions to redefine their value propositions – whether in lending or even in wealth management.
As a bank with a long and rich heritage, Credit Suisse is distinguished from these new competitors given our experience in managing capital and liquidity and our established and extensive network. Credit Suisse has around 2.2 million clients worldwide, who place their trust in us as their financial partner, as well as 46,000 employees who can offer clients customized expertise and advice. One of the key challenges for our bank in the near future will be to implement technological solutions that allow us to make the full capabilities of our network and resources readily available to our clients and ensure that the vast information and expertise available within the bank is delivered to them promptly and efficiently. With this in mind, we are currently developing our integrated digital private banking service, which is expected to deliver intuitive online banking functionality and improve access for our clients.

International tax compliance and resolving legacy tax issues are major concerns for the Swiss banking industry, including Credit Suisse. We believe that all Swiss banks that remain active in cross-border business must comply with foreign tax requirements. Credit Suisse has long pursued a strategy of tax compliance and continues to support measures such as the automatic information exchange which help to ensure that assets deposited in banks around the globe are properly taxed. We are convinced that this strategy – as well as the country’s political and economic stability and its high quality service offering – will help Switzerland to strengthen its leading position among international financial centers in the future. Although the financial services industry has suffered a loss of trust since the crisis, with many stakeholders questioning its values and principles, banks continue to play a pivotal role in the economy and society as a whole. Over the past 50 years, we saw relative prosperity in the developed parts of the world with unprecedented growth in the wealth of the middle class, followed by an increase in wealth in emerging markets driven by globalization. In part, this prosperity was driven by the existence of a properly functioning financial system. We believe that banks, through their intermediary role, will continue to be crucial to fostering economic growth and job creation.
Credit Suisse has been serving corporate clients and financing entrepreneurs since it was founded in 1856 and it has longstanding experience in the wealth management and capital markets businesses. As an employer, purchaser and investor, Credit Suisse makes a substantial contribution to economic output and employment. In 2013, Credit Suisse purchased over CHF 6 billion of goods, services and licenses from over 28,000 suppliers around the globe.

Credit Suisse progress and achievements in 2013
Throughout its history, Credit Suisse has evolved its business model and organizational structure in line with changing client needs, regulation and market conditions. In 2013, we made substantial progress in executing our strategy and building on steps that we have taken since 2008. Since the start of 2013, Credit Suisse has been operating under the Basel III regulatory framework, which was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation. During the year, we once again participated in discussions about national and international regulations, and we made further significant progress in our efforts to address the “Too Big to Fail” topic.
For 2013, we delivered Core pre-tax income of CHF 3,504 million compared to CHF 1,888 million in the prior year. Net income attributable to shareholders was CHF 2,326 million and the return on equity was 6%. Our strategic businesses reported Core pre-tax income of CHF 7,132 million. The return on equity of 13% for our strategic businesses in the full-year 2013 demonstrates the strength of our core franchises within our two divisions. In addition, we showed continued cost discipline with compensation and benefits expense down 9% from 2012 for the Group and down 10% in Investment Banking.
We largely completed our capital plan announced in July 2012 and ended 2013 with a Look-through Basel III CET1 ratio of 10.0%. We further reduced leverage exposure and reported a Swiss leverage ratio of 5.1%, as well as a Look-through Swiss leverage ratio of 3.7% as of the end of 2013. Based on our preliminary assessment, the Basel Committee’s revised guidelines on the calculation of the leverage ratio would increase our year-end 2013 Look-through Swiss leverage ratio to close to 4%, which would meet the Swiss requirement applicable in 2019. We completed the exchange of CHF 3.8 billion of hybrid tier 1 notes into high-trigger capital instruments, successfully issued CHF 6 billion of low-trigger capital notes, and are now just approximately CHF 3 billion away from meeting the Swiss 2019 progressive capital requirement. Furthermore, as part of our 2013 compensation structure, we introduced a similar instrument which aligns compensation incentives to the capital strength of the Group, as well as providing additional tier 1 benefits.
In November 2013, we announced our program to evolve the Group’s legal entity structure, which is designed to both result in a substantially less complex and more efficient operating infrastructure in view of the new regulatory requirements and meet future requirements for global recovery and resolution planning.
Throughout 2013, we continued to manage our legacy legal issues, and we will continue to do so in a responsible manner. With regard to the ongoing investigations by regulatory authorities into whether financial institutions engaged in an effort to manipulate LIBOR and other reference rates, Credit Suisse has seen no evidence to suggest that it is likely to have any material exposure in connection with the LIBOR matter. Furthermore, we are fully cooperating with industry investigations into trading activities and the setting of benchmark rates in foreign exchange markets, which are ongoing and it is too soon to predict the final outcome. Credit Suisse also continues its efforts to resolve legacy private banking cross-border US legal issues. In February 2014, Credit Suisse announced that it reached a settlement with the US Securities and Exchange Commission (SEC) and agreed to pay USD 196 million for violations of US securities laws that centered on activities between 2002 and 2008. Also, in February, the US Senate’s Permanent Subcommittee on Investigations held a hearing to discuss legacy tax issues in the Swiss private banking industry. Four members of Credit Suisse’s Executive Board testified at the hearing and discussed the bank’s efforts to establish tax compliance by US clients. The investigation by the US Department of Justice (DOJ) in this matter remains outstanding. Primarily due to an increase in the litigation provision held against this matter, we announced in April 2014 that we incurred an after-tax charge of CHF 468 million in respect of our preliminary fourth-quarter 2013 and full-year 2013 results. In March 2014, we announced that Credit Suisse reached an agreement with the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac. The agreement resolves Credit Suisse’s largest mortgage-related investor litigation, settling claims related to the sale of approximately USD 16.6 billion of residential mortgage-backed securities between 2005 and 2007. Under the terms of the agreement, Credit Suisse will pay USD 885 million to resolve all claims in two pending securities lawsuits filed by the FHFA against Credit Suisse. As a result of this settlement, we incurred an after-tax charge of CHF 275 million in respect of our preliminary fourth-quarter 2013 and full-year 2013 results.
In line with our strategy of shifting resources to focus on growth in high-return businesses − particularly in Private Banking & Wealth Management − we have created non-strategic units within our two divisions and separated non-strategic items in the Corporate Center. This is expected to allow us to further reduce costs, capital and leverage exposures in non-strategic businesses, and it represents an important step toward achieving a more balanced allocation of capital between our two divisions. The progress we have made and our investors’ confidence in our strategy are also reflected in our share price, which increased 20% in 2013.

Progress in Private Banking & Wealth Management
Our global Private Banking & Wealth Management franchise remains at the core of Credit Suisse’s strategy. For 2013, Private Banking & Wealth Management reported pre-tax income of CHF 3,240 million. For its strategic businesses, reported pre-tax income for 2013 increased 7% from 2012 to CHF 3,627 million, mainly driven by the successful restructuring of Asset Management business and growth in emerging markets and in the Wealth Management Clients business.
In 2013, we improved the profitability of our strategic businesses within Private Banking & Wealth Management, also completing the integration of our former Private Banking and Asset Management divisions. With this integrated value chain, we can support our highly scalable business model in Private Banking & Wealth Management, which is suited to the new regulatory environment. The integrated Private Banking & Wealth Management division allows us to better manage the alignment of the products, advice and services that we deliver to our clients and is expected to further enhance the productivity and efficiency of our businesses. Pre-tax income of Asset Management increased 32% from 2012 to 2013, which underscores the strength of the ongoing business and its importance in profit generation within the Private Banking & Wealth Management franchise.
In the area of advisory and expertise, all 4,330 Credit Suisse relationship managers worldwide have successfully completed our mandatory certification program and we are focused on ensuring that their skills are continually updated and deployed to maximum effect. In a further step that reflects our commitment to delivering high-quality investment advice and research insights, we established the Investment Strategy & Research Group in 2013. This group brings together all of Credit Suisse’s investment specialists into a single unit seeking to produce better investment advice and results for our clients in terms of both discretionary and advisory investment views. In 2013, we continued to reallocate resources to growth areas, with a particular focus on emerging markets businesses, our global UHNWI client franchise and on leveraging our strong market position in Switzerland. In 2013, net new assets from Wealth Management Clients were CHF 18.9 billion, with emerging markets growing at 8%, and continued strong growth in the UHNWI client segment. We also recorded CHF 15.0 billion in net new assets from Asset Management, reflecting significant inflows into higher-margin products, and we continued to see strong inflows of CHF 8.8 billion from the Corporate & Institutional Clients business. We believe these strong inflows are indicative of the trust that clients place in Credit Suisse.
In terms of global client coverage, we continued to shift resources to those businesses where we see strong potential. We announced an agreement to acquire parts of a competitor’s wealth management businesses, in order to further accelerate growth momentum in our international markets and in our UHNWI client segment.
In the course of 2013, we continued to adapt our onshore client service model for Western Europe, adjusting capacity to meet client needs, efficiently managing costs across our businesses and improving our overall market position. We announced the sale of our domestic private banking business booked in Germany in December 2013, while at the same time remaining highly committed to serving the German wealth management market on a cross-border basis. As part of our efforts to focus our offshore coverage, we announced plans in 2013 to exit certain smaller markets.
We plan to remain focused on further improving the profitability of our Private Banking & Wealth Management businesses by delivering growth in emerging markets and continuing to adjust our capacity in targeted mature markets to meet client needs.

Progress in Investment Banking
For 2013, Investment Banking reported pre-tax income of CHF 1,719 million. Total compensation and benefit expense was 10% lower in 2013 than in 2012.
Reported pre-tax income for its strategic business for 2013 was CHF 3,853 million, a 12% increase compared to the prior year. Continued sustained market share positions across our high-returning strategic businesses, combined with a reduced cost base and lower leverage and capital usage, helped Investment Banking achieve a return on Basel III allocated capital of 19% for 2013. Since the fourth quarter of 2012, the division reduced Basel III risk-weighted assets by USD 11 billion to USD 176 billion. Business reductions of USD 27 billion in 2013 were partially offset by increases relating to methodology changes and parameter updates of CHF 10 billion and, in the fourth quarter, an operational risk-related add-on of USD 6 billion.
Our strategy of rebalancing resources toward high market share and high-return businesses has proven effective. Today, 62% of the division’s overall capital is allocated to Securitized Products, Global Credit Products, the Emerging Markets Group, Prime Services and Cash Equities. These are all businesses where we have a top-three market share and generate high returns. Given the increasing focus of regulators on leverage exposures and in view of the fundamental changes in the structure of the Rates market – with a shift towards clearing and electronic trading – we announced the restructuring of our Rates business in October 2013. This step forms part of the evolution of our Investment Banking business model and is expected to provide us with a simplified and more capital-efficient business that is focused on meeting client liquidity needs.
In connection with this measure, we also announced the creation of a cross-asset Global Macro Products Group, combining our Rates, Foreign Exchange and Commodities businesses into a single platform. This approach offers clients a comprehensive approach across the macro asset classes and allows us to focus our resources on those areas and products that matter most to them. We remain fully committed to serving our Fixed Income clients and believe that this cross-asset class model will help us meet their needs more effectively.
We believe that our Investment Banking division, featuring a top-three Equities franchise, a strong and profitable Underwriting & Advisory business and a Fixed Income franchise focused on high-returning yield businesses, is well positioned to continue to serve our clients’ needs and deliver strong returns and profitability in 2014.

Creating value for our clients and shareholders
We are confident that the continued momentum we see in our strategic businesses, combined with the successful execution of the run-off of positions and losses in our non-strategic units, will allow us to achieve our targeted return on equity of 15% through the cycle.
Given the progress we have made in implementing our capital plan and in reducing leverage and risk-weighted assets while, at the same time, improving the operational efficiency of the bank, the Board of Directors at the annual general meeting of Credit Suisse Group on May 9, 2014 will propose a cash distribution of CHF 0.70 per share to be paid out of reserves from capital contributions for the financial year 2013. This is intended to provide a basis for future progression in our dividend payments as we continue to execute our strategy and resolve legacy issues.
We are active in attractive markets and have transformed our integrated bank in recent years to further improve our profitability and returns in the evolving operating environment, while continuing to place our clients’ needs first and maintaining positive market share momentum across targeted businesses. To retain the trust of our clients, shareholders and other stakeholders, we must consistently deliver on our targets – both financial and strategic. And we want to set an example in the marketplace when it comes to compliance and professional standards.
Although the banking sector has already undergone a significant transformation since the crisis began, the industry landscape is expected to continue to evolve. With our integrated Basel III-compliant business model, we are confident that we can continue to adapt to these changes while acting as a strong and reliable partner to our clients, shareholders and employees.
We would like to thank our shareholders and clients for their loyalty to Credit Suisse and for the trust they placed in us in 2013. We also wish to thank all our employees for their ongoing commitment and contribution to the success of our business.

Best regards

Urs Rohner                     Brady W. Dougan
Chairman of the              Chief Executive Officer
Board of Directors

April 2014

Adjusted cost run-rate results are measured against our annualized six-month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.

As of January 1, 2013, Basel III was implemented in Switzerland along with the “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. For Investment Banking’s strategic businesses, return on Basel III allocated capital is calculated using income after tax denominated in US dollars and assumes (i) a tax rate of 28% in 2013; and (ii) that capital is allocated at 10% of average Basel III risk-weighted assets.

Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included herein are based on the current FINMA framework. The Swiss leverage ratio is calculated as Swiss Total Capital, divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures, which consist of guarantees and commitments, and regulatory adjustments, which include cash collateral netting reversals and derivative add-ons.

All references to pre-tax income for Core results refer to income from continuing operations before taxes.

Information on the company
Credit Suisse at a glance
Strategy
Our businesses
Organizational and regional structure
Regulation and supervision
Risk factors

Credit Suisse at a glance

Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, to ultra-high-net-worth and high-net-worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 46,000 employees from approximately 150 different nations. Our broad footprint helps us to generate a geographically diverse stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.

Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.

Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Strategy

An integrated global bank
We offer our clients in Switzerland and around the world a broad range of traditional and customized banking services and products. We believe that our ability to serve clients globally with solutions tailored to their needs gives us a strong advantage in today’s rapidly changing and highly competitive marketplace.
We operate as an integrated bank, combining our strengths and expertise in our two global divisions, Private Banking & Wealth Management and Investment Banking. Our divisions are supported by our Shared Services functions, which provide corporate services and business solutions while ensuring a strong compliance culture. Our global structure comprises four regions: Switzerland; Europe, Middle East and Africa (EMEA); Americas; and Asia Pacific. With our local presence and global approach, we are well positioned to respond to changing client needs and our operating environment.

Progress on our strategy
In 2013, we continued to make significant progress in executing our client-focused, capital-efficient strategy to meet emerging client needs and regulatory trends while delivering attractive returns to shareholders. We are progressing towards achieving specific goals to reduce our cost base and strengthen our capital position, and we have operated under the >>>Basel III capital framework since January of 2013. We have further optimized our business footprint, continuing to shift resources to focus on growth in high-returning businesses while moving towards a more balanced capital allocation between our Investment Banking and Private Banking & Wealth Management divisions. As a result of this progress, we believe that Credit Suisse today is better positioned to perform in a challenging market environment and compete in our chosen businesses and markets around the world.

Private Banking & Wealth Management
Our Private Banking & Wealth Management division is comprised of our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In our Wealth Management Clients business our Swiss home market remains a key area of focus and we continued to pursue our international growth strategy, most notably in fast-growing emerging markets and in our >>>ultra-high-net-worth individual (UHNWI) client segment, and we further optimized our market footprint while capturing growth in select profitable onshore markets. In our Corporate & Institutional Clients business in Switzerland, we offer comprehensive solutions to companies and institutional clients and we continued to build out our capabilities in international growth markets. In our Asset Management business, we continued to strengthen our focus on liquid, scalable alternative investment products, emerging markets and multi-asset class solutions, while exiting subscale, non-core or less capital-efficient businesses.

Investment Banking
In the Investment Banking division, we remain committed to offering our key clients a spectrum of equities, fixed income, and investment banking advisory products and services. We are focused on businesses where we have a competitive advantage and where we are able to operate profitably and with an attractive return on capital in the new regulatory environment. While the industry still faces significant adjustments to new regulatory requirements, we have substantially evolved our business model to one that is fully compliant with the Basel III regulatory framework, including exiting certain non-Basel III compliant businesses. We will continue to invest in our market-leading, high-returning businesses while optimizing our >>>risk-weighted assets and cost base to further improve returns.

Introduction of Non-strategic units
In the fourth quarter of 2013, we created non-strategic units within our Private Banking & Wealth Management and Investment Banking divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives.
We decided to retain these non-strategic units within the divisions, rather than establishing a single non-strategic unit, so as to benefit from senior management’s expertise and focus. The non-strategic units have separate management within each division and a clear governance structure through the establishment of a Non-Strategic Oversight Board. As a result, we expect that the establishment of these non-strategic units will drive further reductions in Swiss leverage exposure and risk-weighted assets. It is also expected to free up capital for future growth in Private Banking & Wealth Management, accelerating a move towards a more balanced capital allocation between Investment Banking and Private Banking & Wealth Management, and to allow us to return capital to our shareholders.
> Refer to “Format of presentation and changes in reporting” in II – Operating and financial review – Credit Suisse – Information and developments for further information on non-strategic units in Private Banking & Wealth Management and Investment Banking.

Capital and leverage ratio
In 2013, we continued to strengthen our capital position in light of the evolving regulatory environment, which included the implementation of the Basel III framework and regulations under the Swiss >>>“Too Big to Fail” legislation in January 2013. We issued Basel III-compliant contingent capital instruments and reduced risk-weighted assets to achieve a Basel III look-through common equity tier 1 (CET1) ratio of 10.0% as of year-end 2013, exceeding the requirement applicable in 2019. In addition, we have further optimized our balance sheet and leverage exposure, leading to an improved Swiss look-through leverage ratio of 3.7% as of year-end 2013 compared to the current 4% requirement for 2019. We continue to deploy capital in a disciplined manner based on our economic capital model, assessing our aggregated risk taking in relation to our client needs and our financial resources.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on capital and leverage ratio trends.

Group cost efficiencies
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.8 billion by the end of 2014 and more than CHF 4.5 billion by the end of 2015. These targets are measured against our annualized six month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
We expect to incur approximately CHF 1.4 billion of business realignment costs associated with these measures during the course of 2014 to 2015.
We continue to adjust and optimize our footprint across businesses and regions and adapt Shared Services to changing business priorities.
> Refer to “Cost savings and strategy implementation” in II – Operating and financial review – Core Results – Information and developments for further information.

Group priorities
We expect our client-focused, capital-efficient strategy will enable us to benefit from a more constructive market environment while limiting our risk exposure in down markets. We have greater clarity on our future regulatory environment, and we are well advanced on implementation.
We target an after-tax return on equity of 15% across market cycles. To track our progress and benchmark our performance, we have defined a set of key performance indicators for growth, efficiency and performance, and capital to be achieved across market cycles.
>Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments for further information.

Building on the momentum we have established, we aim to further focus on our most profitable client businesses, gain market share, strengthen our geographic footprint, and drive ongoing efficiency improvements. To achieve our goals, we continue to focus on the following six pillars of our strategy.

Client focus
We put our clients’ needs first. We aspire to be a consistent, reliable, flexible and long-term partner focused on clients with complex and multi-product needs, such as >>>UNHWI, large and mid-sized companies, entrepreneurs, institutional clients, hedge funds and >>>affluent clients in Switzerland. By listening attentively to their needs and offering superior solutions, we empower our clients to make better financial decisions. Against the backdrop of significant changes within our industry, we strive to consistently enable our clients to realize their goals and thrive. We continue to strengthen the coverage of our key clients by dedicated teams of senior executives who can deliver our integrated business model. We have a strong capital position and high levels of client satisfaction and brand recognition, and our strong client momentum is well recognized.

Employees
We continue our efforts to attract, develop and retain top talent in order to deliver outstanding financial products and services to our clients. Our candidates go through a rigorous interview process, where we not only look for technical proficiency and intellect, but for people who can thrive in and contribute to our culture. We review our talent and identify the optimal development opportunities based on individual and organizational needs. We strongly promote cross-divisional and cross-regional development, as well as lateral recruiting and mobility. Valuing different perspectives, creating an inclusive environment and showing cross-cultural sensitivity are key to Credit Suisse’s workplace culture. We train our leaders, specialists and client advisors in a wide range of subjects. We take a prudent and constructive approach to compensation, designed to reflect the performance of individuals and the firm and closely align the interests of employees with those of shareholders.

Capital and risk management
We believe prudent risk taking aligned with our strategic priorities is fundamental to our business, and we maintain a conservative framework to manage liquidity and capital. We continue to strengthen our capital base with a focus on additional issuances of contingent capital instruments and decreasing >>>risk-weighted assets and leverage exposures. For the Group, our long-term goal for risk-weighted assets is approximately CHF 250 billion and a Swiss leverage exposure below CHF 1,070 billion, post run-off of exposures in our non-strategic units.

Efficiency
We continue to strive for top-quartile efficiency levels, while being careful not to compromise on growth or reputation. In line with the evolution of our strategy, implemented efficiency measures are generating significant cost savings while helping to build an efficiency culture. We have increased deployment under our Centers of Excellence (CoE) program to almost 15,000 roles, including contractors as well as third party affiliates and vendors working for Credit Suisse. We have established initiatives to further leverage the service capabilities and talent at our CoE sites.
Following efficiency measures implemented during 2013, we adjusted our overall cost savings targets measured against our annualized six month 2011 expense run rate to more than CHF 4.5 billion by the end of 2015, adjusted on the same basis as previously described. We have also updated our cost/income targets to achieve 65% in Private Banking & Wealth Management and 70% in Investment Banking across market cycles.

Collaboration
We are convinced that close collaboration between our divisions and regions is essential to delivering comprehensive solutions to the complex financial needs of our clients. We have established a dedicated governance structure in order to drive, measure and manage collaboration among our businesses. We target collaboration revenues of 18% to 20% of net revenues. In 2013 collaboration revenues represented 18% of net revenues. Since the inception of our collaboration program in 2006, we have built a strong track record of delivering customized value propositions. We believe this is a significant differentiator for Credit Suisse. We have observed increasing momentum in collaboration initiatives, including tailored solutions for entrepreneurs and >>>high-net-worth individual (HNWI) clients by Investment Banking and managed investment products developed by Private Banking & Wealth Management. As we also benefit from our programs for cross-divisional management development and lateral recruiting, collaboration revenues, including cross-selling and client referrals, have proven to be a resilient source of both revenues and assets under management.

Corporate responsibility
We strive to assume our corporate responsibilities in every aspect of our work and we conduct our business based on our broad understanding of our role as a financial services provider, member of society and employer. Our approach also reflects our commitment to protecting the environment. To ensure that we supply the full breadth of information required by our stakeholders, we publish a Corporate Responsibility Report and additional information, which can be found at www.credit-suisse.com/responsibility.

Code of Conduct
At Credit Suisse, we are convinced that our responsible approach to business is a decisive factor determining our long-term success. We therefore expect all our employees and members of the Board of Directors to observe the professional standards and ethical values set out in our Code of Conduct, including our commitment to complying with all applicable laws, regulations and policies in order to safeguard our reputation for integrity, fair dealing and measured risk-taking. Our Code of Conduct is available on our website at www.credit-suisse.com/code.

Industry trends and competition
For the financial services industry, 2013 was a challenging year, with banks seeking to adapt to new regulatory requirements, changing macroeconomic conditions and evolving client needs. Global banks took significant steps to restructure businesses and decrease costs while also taking measures to increase capital and liquidity ratios. In Switzerland, developments in the cross-border wealth management business continued to be driven by a focus on finding a political basis for operating this business in the future and ongoing efforts to resolve legacy tax matters, particularly with European countries and the US.
> Refer to “Our businesses – Private Banking & Wealth Management” and “Our businesses – Investment Banking” for further information.

Our businesses

Private Banking & Wealth Management
Business profile
Within the Private Banking & Wealth Management division, we offer comprehensive advice and a broad range of financial solutions to private, corporate and institutional clients. The strategic businesses of Private Banking & Wealth Management comprise Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
Our Wealth Management Clients business is one of the largest in the international wealth management industry, serving over two million clients, including >>>UHNWI and >>>HNWI clients around the globe in addition to >>>affluent and retail clients in Switzerland. We offer our clients a distinct value proposition, combining global reach with a structured advisory process and access to a broad range of comprehensive products and services. Our global network includes 3,770 relationship managers in 41 countries with close to 300 offices and 21 >>>booking centers. As of the end of 2013, our Wealth Management Clients business had assets under management of CHF 790.7 billion.
Our Corporate & Institutional Clients business offers expert advice and high-quality services to a wide range of clients, serving the needs of over 100,000 corporations and institutions, mainly in Switzerland, including large corporate clients, small and medium size enterprises (SME), institutional clients, financial institutions, shipping companies and commodity traders. Around 1,600 employees, including 560 relationship managers, serve our clients out of 52 locations. While the Swiss home market remains our main focus, we also continue to build out our capabilities in international growth markets with dedicated teams in Luxembourg, Singapore and Hong Kong. As of the end of 2013, our Corporate & Institutional Clients business reported CHF 353.3 billion of client assets and CHF 62.4 billion of net loans.
Our Asset Management business offers investment solutions and services globally to a wide range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. We invest across a broad range of asset classes with a focus on alternative investment strategies, emerging markets, asset allocation and traditional investment strategies. Our investment professionals deliver access to best-in-class products and holistic client solutions. Our Asset Management business had CHF 352.3 billion of assets under management as of the end of 2013.
We have established a non-strategic unit in Private Banking & Wealth Management to include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products. The non-strategic unit allows management to focus on ongoing businesses and growth initiatives and further accelerates the reduction of capital and costs currently tied up in non-strategic businesses.

Key data – Private Banking & Wealth Management
	in / end of
	2013	2012	2011
Key data
Net revenues (CHF million)	13,442	13,474	13,397
Income before taxes (CHF million)	3,240	3,775	2,961
Assets under management (CHF billion)	1,282.4	1,250.8	1,185.2
Number of employees	26,000	27,300	28,100

Industry trends and competition
We believe the wealth management industry continues to have positive growth prospects. Assets of UHNWI and HNWI globally are projected to grow approximately 7% annually over the next five years. Although wealth creation continues to be at higher growth rates in emerging markets compared to mature markets, the difference in growth compared to mature markets is expected to be less significant than in recent years. Nevertheless, the higher growth rates in emerging markets, especially in Asia Pacific, fueled by entrepreneurial activity and comparatively strong economic development, are expected to keep adding weight to these regions. With around two-thirds of the world’s global wealth still located in the US, Japan and Western Europe, the mature markets continue to be of crucial importance for global wealth managers.
Structurally, the industry continues to undergo significant change. Regulatory requirements for investment advisory services continue to increase, including in the areas of suitability and appropriateness of advice, client information and documentation. Further, new and proposed laws and international treaties are leading to increased regulation of cross-border banking. We believe Credit Suisse is well advanced in adapting to this new environment as we have and are continuing to dedicate significant resources to ensure our business is compliant with regulatory standards.
We believe the market for corporate and institutional banking services continues to offer attractive business opportunities in Switzerland and internationally. However, the competition among financial institutions is intense and the low-interest rate environment as well as negative impacts from the continued weakness of the US dollar versus the Swiss franc remains challenging, resulting in continuous pressure on margins.
The asset management industry overall has returned to growth, with the largest managers continuing to capture the majority of asset flows. Within the asset management industry, allocations to alternative investments and solution-orientated investments have continued to increase due to projected low returns from fixed-income products and shifting investor preferences. Within alternatives, the hedge fund industry experienced expansion with increased asset flows in 2013, bringing assets under management to record highs. Private equity fundraising rebounded, raising the largest amount of capital since the global financial crisis in 2008 led by fundraising for investment in developed economies. The regulatory environment continued to evolve in 2013 and is expected to continue to trend toward simpler, more regulated fund structures in conjunction with investors seeking better transparency and risk management.
For the wealth and asset management industry in general, revenue levels remain under pressure due to continued low interest rates as well as clients choosing a more conservative asset mix and reducing their overall investment activity in the face of macroeconomic uncertainty, including specific events such as expected changes in US monetary policy and continued focus on the European sovereign debt crisis. Competition and cost pressure in the banking industry remain intense and the industry is affected by new capital and leverage requirements, forcing many competitors to continue to review their business strategies and operating models. Attracting and retaining the best talent continues to be a key factor for success. As a result of these structural industry trends, we expect industry consolidation and restructuring to continue.
We believe Switzerland is well positioned to continue as an attractive financial center in this changing marketplace, offering clients a politically stable and economically diversified investment environment combined with a long-standing heritage in wealth and asset management services. For Swiss institutions, the Swiss franc remains strong historically, even given the actions by the Swiss National Bank (SNB) to maintain a minimum exchange rate against the euro. This strength can adversely affect operating performance for Swiss institutions as revenues are based on assets under management that are often denominated in currencies that have weakened against the Swiss franc but a substantial portion of the related expenses are incurred in Swiss francs.

Strategy
Following the decision in late 2012 to integrate our former Private Banking and Asset Management divisions into a single, new Private Banking & Wealth Management division, we retained the operating and reporting structure along the lines of our strategic businesses (i) Wealth Management Clients, (ii) Corporate & Institutional Clients and (iii) Asset Management. The integration of the formerly separate divisions allowed us to implement a more efficient, cost effective operating model that better serves our clients. In particular, our investment views have been further aligned and tailored locally, leading to a simpler product shelf and streamlined delivery. In addition, we have regionalized and focused our product offering to shorten our response time to product needs and improve time-to-market. Finally, we have transitioned our sales & trading capabilities from Investment Banking into Private Banking & Wealth Management, to become more efficient and offer more effective buy-side execution.
We expect to make additional progress by continuing our long-term strategy focused on:

– Advice at the core
– Global growth
– Productivity management
– Regulatory compliance
– Integrated bank
– Best people

Advice at the core: We strive for our clients to benefit from our value-adding services in terms of advice and performance. Our advisory value proposition is a vital part of our wealth management strategy to provide our clients with specific advice around their asset allocation and asset-liability management needs. Our globally consistent advisory process, which is at the center of our wealth management advice, allows us to define an investment strategy in line with each individual client’s risk profile and to deliver tailor-made and comprehensive financial solutions to our clients. To ensure the highest standards in our product offerings, our selection of internal and third-party solutions is based on comprehensive due diligence with regard to the suitability of products and advice. In line with industry trends, we continue to adapt our offering by launching a suite of inducement-free mandates and are planning to introduce a pricing model that more directly links our fee schedules to the level of service and advice provided to our clients.
Global growth: We saw a further expansion of our footprint in emerging markets in the last year with strong net new asset growth of 8%. To further capture the superior growth opportunities of these regions, we are planning to realign the expense base away from non-strategic and mature markets towards faster growing emerging markets. Our Swiss home market remains a key area of focus where we plan to leverage our strong market position and cross-segment collaboration to further increase scale. In mature markets outside Switzerland, we make selective investments to strengthen our profitable onshore franchises.
Productivity management: Key to achieving our productivity enhancements are the efficiency management programs that we announced and began implementing in November 2011 and further expanded with the creation of the combined division in November 2012. We are targeting CHF 950 million of direct expense savings as part of Credit Suisse’s firm-wide cost savings target of CHF 4.5 billion by the end of 2015. The savings are mainly expected to come from the wind-down of non-strategic businesses, the streamlining of the Swiss client coverage model, the rationalization of support functions and increasing automation, and savings from efficiency measures in our Western European and US onshore locations.
Regulatory compliance: We are dedicated to strict compliance with national and international regulations and we proactively develop and implement new business standards to address changes in the regulatory environment.
Integrated bank: The value proposition of our integrated bank remains a key strength in our client offerings. Close collaboration with the Investment Banking division enables us to offer additional customized and innovative solutions to our clients, especially to UHNWI clients, our fastest growing client segment. We strive to further strengthen our market share by continuing to build out our specific UHNWI product offerings, including the expansion of secured lending.
Best people: Attracting, developing and retaining the industry’s top talent continues to be a vital cornerstone of our strategy. Therefore, while reducing the overall headcount in 2013 in accordance with our efficiency targets, we continued to hire experienced senior relationship managers, who accounted for 63% of our relationship manager hires. We also continued and added to our extensive training and certification programs through which we enhance our existing talent pool.

Wealth Management Clients
In 2013, we continued to make significant progress towards our goal of becoming the leading private bank for UHNWI and HNWI clients globally while efficiently growing our affluent and retail business in our Swiss home market.
In our home market in Switzerland, our clients range from the retail segment up to UHNWI. They benefit from a broad service offering and widespread local presence. Our nation-wide branch network with over 200 locations allows us to stay in close contact with our clients and to identify new business opportunities across client segments. To further enhance efficiencies and improve productivity we have delayered our service model and implemented two focused business areas: First, a dedicated coverage team for UHNWI and External Asset Managers to meet the complex and demanding needs of these clients, which often resemble those of institutional clients. Second, a more effective coverage organization for our clients in Switzerland, ensuring high client proximity and a seamless service offering for our clients ranging from the retail and affluent to the HNWI segment. To expand our already strong position in Switzerland we are continuously adapting our service offering. For instance, to strengthen our position as the market leader in the External Asset Manager business, we have successfully launched eamXchange, an innovative platform that combines business-oriented goals with social media tools.
In emerging markets we continue to make focused investments to capture the attractive growth prospects in these regions. Our clients benefit from our broad global footprint and the services we provide in collaboration with Credit Suisse’s established global Investment Banking presence. The importance of emerging markets for our Wealth Management Clients business has continued to increase, with assets from emerging markets accounting for 37% of our assets under management as of year-end 2013 (compared to 35% at the end of 2011). We are further increasing depth in key markets like Brazil, China, Indonesia, the Middle East and Russia, and continue to enhance our Singapore and Hong Kong on- and offshore offerings. We expect to further accelerate our emerging markets expansion by extending our secured lending offerings and increasing the hiring of experienced relationship managers in these regions. We also plan to invest in our digital client interface to include a wider product range, portfolio analytics, research and transaction services, particularly in Asia. Our achievements in emerging markets are being recognized with private banking and wealth management awards, including recently the Euromoney Private Banking Survey 2014 regional award for “Best Private Bank in Central and Eastern Europe” and the Asian Private Banker Award for Distinction 2013 for “Best Private Bank – Asia”.
In mature markets in Western Europe, North America, Japan and Australia, we are transforming our businesses to accelerate growth, enhance efficiency and adjust to the new regulatory environment. In Western Europe, the announcement of the sale of our domestic private banking business booked in Germany, which is expected to close in 2014, marks an important achievement. We remain fully committed to serving German wealth management clients and will do so on a cross-border basis, leveraging our comprehensive platforms in Switzerland and Luxembourg. We also plan to continue to grow select profitable onshore markets, including those in Italy and Spain. The launch of our advisory branch in Portugal and our agreement to acquire Morgan Stanley’s private wealth management businesses in EMEA, excluding Switzerland, are further evidence of our commitment to successfully grow our presence in mature markets.
In all regions, the UHNWI client segment is an important growth driver for our business. By combining individual and comprehensive advice with dedicated investment ideas we continue to focus on this fast-growing client segment. Our offer is complemented by customized and innovative asset management and investment banking solutions based on our integrated bank approach. We continue to successfully execute our growth strategy, as UHNWI clients represented 45% of our assets under management at year-end 2013, compared to 37% at the end of 2011. We plan to continue to build out our specific product capabilities for UHNWI clients to further capture the segment’s growth potential, including the expansion of our secured lending offering.
To further reduce operational complexity and respond to increasing regulatory scrutiny, primarily in our cross-border business, we decided to fully exit from serving clients domiciled in over 80 small markets, primarily in Eastern EMEA. Similarly, we decided to discontinue servicing lower band wealth client segments in over 60 additional mainly small markets. These decisions, which are largely scheduled to be implemented through 2014, are expected to have a minor impact on our assets under management while creating efficiency and productivity gains by ensuring that our attention and resources are focused on core markets and client segments.

Corporate & Institutional Clients
In 2013, we successfully leveraged our strong market position in Switzerland and cross-segment collaboration, while increasing productivity and profitability.
We maintained and selectively improved our leading position in Switzerland as a trusted and proactive partner particularly in our business with corporates as well as with institutional clients. We increased our margins significantly over the whole business portfolio through active loan management. In order to support these measures, we rolled out a comprehensive Sales Excellence Training to all levels. Internationally, we reinforced our growth strategy by strengthening our presence in the Asia Pacific region, while we reduced non-core and capital intensive business activities in line with the Group’s goal to further improve capital ratios and focus on core activities.
Also in 2013, we were recognized with several awards, including “Best Trade Finance Bank in Switzerland” by Global Finance magazine, “Best Swiss Global Custodian” and “Best European Global Custodian” by R&M Surveys and “Best Private Bank for Business Jet Finance 2013” by Corporate Jet Investor magazine.

Asset Management
In 2013, we made significant progress in our strategy, executing several business and assets sales while focusing on growth areas in alternative investment strategies and core investments. We reorganized our distribution efforts to expand our client reach through our own teams and third-party distribution channels. With the formation of a single Private Banking & Wealth Management division, we ensure close collaboration between the wealth and asset management businesses. Our clients benefit from the division-wide alignment and focusing of our investment ideas and our UHNWI clients, in particular, from the increased speed in the delivery of individually customized investment solutions. We continue to streamline and simplify our businesses which is resulting in significant headcount and operating expense reductions.
In alternative investments, we are focusing on providing investors with attractive alternatives to equities and traditional fixed income. With CHF 76.4 billion in assets under management, we are one of the leading alternatives managers globally. Our goal is to further increase scale in our main businesses and to seize opportunities in specialized niche areas. Our highly successful raising of capital for our collateralized loan obligation fund and inflows in our Brazilian hedge funds, securitized products and commodities contributed significantly to net asset inflows of CHF 11.1 billion in alternative assets. In 2013, we successfully launched new products in emerging markets, including Aventicum, our joint venture with Qatar Holdings, and NEXT, a venture capital fund. In addition, we successfully raised funds for Peninsula Investimentos SA, which sponsors and manages hedge funds with a focus on Brazilian macroeconomic funds and private equity funds.
With CHF 275.5 billion assets under management, our core investments business is a leader in the Swiss market, offering equity, fixed income, real estate, index and multi-asset class solutions products. Our strategic areas of focus include positioning our core investments business as a European investment manager, expanding our footprint in Asia and launching dedicated solutions and products for UHNWI clients. Our real estate business is a market leader in Switzerland and the second-largest European property fund manager.
During 2013 we completed the sale of our exchange-traded funds business to BlackRock and the sale of Strategic Partners, our dedicated secondary private equity business, to Blackstone. In August 2013, we announced the sale of the Customized Fund Investment Group, our private equity fund of funds and co-investment business, to Grosvenor Capital Management. This transaction was completed in the first quarter of 2014. Further, we announced an agreement to acquire Morgan Stanley’s private wealth management businesses in EMEA, excluding Switzerland; after a first closing in December 2013, we expect to complete this transaction during the course of 2014.

Products and services
The Private Banking & Wealth Management division offers a variety of products and services. They can be broadly divided into those products and services provided by each of our businesses within the division, as described below.

Wealth Management Clients
In Wealth Management Clients, our service offering is based on our structured advisory process, client segment specific value propositions, comprehensive investment services and our multi-shore platform.

– Structured advisory process: We apply a structured approach based on a thorough understanding of our clients’ needs, personal situation, product knowledge, investment objectives and a comprehensive analysis of their financial situation to define individual client risk profiles. On this basis we define together with our clients an individual investment strategy. This strategy is implemented ensuring that portfolio quality standards are adhered to and that all investment instruments are compliant with suitability and appropriateness standards. Responsible for the implementation are either the portfolio managers, in the case of discretionary mandates, or our relationship managers working together with their advisory clients.
– Client segment specific value propositions: We offer a wide range of wealth management solutions tailored to specific client segments. UHNWI and HNWI clients contributed 45% and 42%, respectively, of assets under management in Wealth Management Clients at the end of 2013. For entrepreneurs, we offer solutions for a range of private and corporate wealth management needs, including succession planning, tax advisory, financial planning and investment banking services. Our entrepreneur clients benefit from the advice of Credit Suisse’s corporate finance advisors, access to a network of international investors and professional support in financial transactions. A specialized team, Solutions Partners, offers holistic and tailor-made business and private financial solutions to our UHNWI clients.
– Comprehensive investment services: We offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process and the guidelines of the Investment Strategy & Research Group and the Credit Suisse Investment Committee. We base our advice and services on the analysis and recommendations of our research teams, which provide a wide range of global research including macroeconomic, equity, bond and foreign-exchange analysis, as well as research on the Swiss economy. Our investment advice covers a range of services from portfolio consulting to advising on individual investments. We offer our clients portfolio and risk management solutions, including managed investment products. These are products actively managed and structured by our specialists or third parties, providing private investors with access to investment opportunities that otherwise would not be available to them. For clients with more complex requirements, we offer investment portfolio structuring and the implementation of individual strategies, including a wide range of structured products and alternative investments. Discretionary asset management services are available to clients who wish to delegate the responsibility for investment decisions to Credit Suisse. We are an industry leader in alternative investments and, in close collaboration with our Asset Management business and Investment Banking, Wealth Management Clients offers innovative products with limited correlation to equities and bonds, such as hedge funds, private equity, commodities and real estate investments.
– Multi-shore platform: With global operations comprising 20 international booking centers in addition to our operations in Switzerland, we are able to offer our clients booking capabilities locally as well as through our international hubs. Our multi-shore offering is designed to serve clients who are focused on geographical risk diversification, have multiple domiciles, seek access to global execution services or are interested in a wider range of products than are available to them locally. In 2013, CHF 23.6 billion of net new assets in Wealth Management Clients were booked outside of Switzerland, and we expect that international clients will continue to drive our growth in assets under management.

Corporate & Institutional Clients
In Corporate & Institutional Clients, we supply a comprehensive range of financial solutions to companies and institutional clients. Our offering is derived from our clients’ needs and delivered through our integrated franchise and growing international presence. With this foundation, we are able to assist our clients in virtually every stage of their business cycle and cover their banking needs in Switzerland and abroad. For corporate clients we provide a wide range of basic banking products such as traditional and structured lending, payment services, foreign exchange, capital goods leasing as well as investment solutions. Furthermore, together with the Investment Banking division we offer tailor-made services in the areas of mergers and acquisitions, syndications and structured finance. For corporations with specific needs for global finance and transaction banking, we provide services in commodity trade finance, export finance as well as trade finance and factoring. For our institutional clients, including pension funds and public sector clients, we offer a wide range of fund solutions and fund-linked services, including fund management and administration, fund design and comprehensive global custody solutions. Our offering also includes ship and aviation finance and a competitive range of services and products for financial institutions such as securities, cash and treasury services.

Asset Management
In Asset Management, we offer institutional and individual clients a range of products, including alternative and core traditional products. We reach our clients through our own distribution teams in Private Banking & Wealth Management, the Investment Banking division and through third-party distribution channels.
Our alternative investment offerings include hedge fund strategies, alternative beta, commodities and credit investments. We offer access to various asset classes and markets through strategic alliances and key joint ventures with external managers and have a strong footprint in emerging markets.
Our core investment products include multi-asset class solutions, which provides clients with innovative strategies and comprehensive management across asset classes to optimize client portfolios with services that range from funds to fully customized solutions. Other core investment strategies include a suite of fixed income, equity and real estate funds, and our indexed solutions business which provides institutions and individual clients access to a wide variety of asset classes in a cost-effective manner. Stressing investment principles such as risk management and asset allocation, we take an active and disciplined approach to investing.

Investment Banking
Business profile
Investment Banking provides a broad range of financial products and services, focusing on businesses that are client-driven, >>>flow-based and capital-efficient. Our suite of products and services includes global securities sales, trading and execution, prime brokerage and capital raising and advisory services as well as comprehensive investment research. Our clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. We deliver our global investment banking capabilities via regional and local teams based in major developed and emerging market centers. Our integrated business model enables us to gain a deeper understanding of our clients and deliver creative, high-value, customized solutions based on expertise from across Credit Suisse.

Key data – Investment Banking
	in / end of
	2013	2012	2011
Key data
Net revenues (CHF million)	12,565	12,558	10,460
Income/(loss) before taxes (CHF million)	1,719	2,002	(593)
Number of employees	19,700	19,800	20,700

Industry trends and competition
2013 was a challenging year, particularly in our fixed income sales and trading business, marked by market uncertainty regarding US monetary policy, heightened volatility in emerging markets and the impact of the US government shutdown. As a result of the difficult operating conditions, our fixed income businesses were impacted by subdued corporate and institutional risk appetite and continued low client activity levels. However, the equities sales and trading business benefited from higher client activity, favorable market conditions, increased fund flows and investor rotation into equities throughout the year. In addition, financial institutions across the globe continued to face significant pressure to adapt to the changing regulatory requirements. To this end, we have significantly evolved our business model and were one of the first global banks to be >>>Basel III compliant, beginning in January 2013. Additionally, there has been heightened regulatory focus on leverage and the migration of markets towards cleared and electronic trading across rates businesses. As a result, we expect increased capital and liquidity requirements and derivatives regulation to result in reduced risk-taking and enhanced transparency.

Strategy
We continue to proactively pursue a client-focused, capital-efficient business model. We believe this strategy, coupled with our conservative funding and liquidity position and strong capitalization, has served us well during a period of market volatility and industry change. In November 2011, we announced a refinement to our strategy aimed at adapting our businesses to the new market and regulatory environment. This includes significantly reducing Basel III >>> risk-weighted assets in fixed income, creating greater financial flexibility by reducing our cost base, optimizing our portfolio towards synergies with the Private Banking & Wealth Management division and delivering sustainable, attractive returns in areas where we have competitive advantages.
Over the past two years, we have made considerable progress in improving capital efficiency. We substantially reduced Basel III risk-weighted assets usage for Investment Banking, reducing total risk-weighted assets by USD 66 billion or 27% from 2011 to USD 176 billion in 2013. As of the end of 2013, we reported total assets of USD 565 billion, exceeding our Investment Banking balance sheet target of less than USD 600 billion of assets by year-end 2013. Additionally, we reported Swiss leverage exposure of USD 812 billion, exceeding our target of less than USD 840 billion by year-end 2013.
As part of continuing to advance our business model, we created a non-strategic unit within Investment Banking, with the goal of reducing costs, capital and leverage exposure in the non-strategic portfolio and redeploying resources to growth initiatives in high returning businesses. Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions. In connection with these actions, we are targeting non-strategic Basel III risk-weighted asset reductions of USD 14 billion from year-end 2013 to USD 6 billion by the end of 2015 and non-strategic Swiss leverage exposure reductions of USD 63 billion from year-end 2013 to USD 24 billion by the end of 2015.
In light of recent developments such as heightened regulatory focus on leverage and the migration of markets towards cleared and electronic trading, we have restructured and simplified our rates business model to focus on increasing returns and meeting client liquidity needs. More specifically, as a part of modifying our business model we are focusing on high volume, high liquidity electronic trading in cash products and exchange-cleared products in derivatives and on reducing capital intensive structured rates activity. Additionally, we have combined our rates, foreign exchange and commodities franchises to create the Global Macro Products Group within our fixed income business. This new cross-asset model is designed to offer clients a holistic approach across the macro asset classes and allow us to create scale in our delivery of macro products, resulting in improved capital and cost efficiency.
Another component of our evolved strategy is our focus on cost initiatives, which have been ongoing since the second quarter of 2011. We have significantly improved the operating efficiency of Investment Banking and have delivered most of our targeted CHF 1.9 billion of direct cost savings compared to the annualized six month 2011 run rate, measured at constant foreign exchange rates and adjusted to exclude significant non-operating expenses and variable compensation expenses. Through these initiatives, we are creating significant flexibility in our Investment Banking cost structure, which is permitting us to adapt to the challenging market environment while taking advantage of favorable market opportunities when they arise.
Looking ahead, we believe our client-focused and cost- and capital-efficient strategy will allow us to deliver strong returns. We continue to refocus resources on opportunities in high-returning businesses such as securitized products, global credit products, cash equities, prime services, and emerging markets, and to reduce the drag from the non-strategic unit.
> Refer to “Regulation and supervision” for further information on regulatory developments.

Significant transactions
We executed a number of noteworthy transactions in 2013, reflecting the breadth and diversity of our Investment Banking franchise:

– Debt capital markets: We arranged key financings for a diverse set of clients, including Verizon Communications (broadband and wireless communications services), Wells Fargo (financial services), Électricité de France Group (electric utilities), Volkswagen Group (German auto maker), and Group R (offshore construction and engineering services).
– Equity capital markets: We executed a rights issue for Barclays Plc (financial services), a follow-on offering for KAR Holdings (vehicle auction services), an initial public offering (IPO) of Cembra Money Bank (a subsidiary of General Electric Capital EMEA), a follow-on offering for Diamondback Energy (independent oil and natural gas), and a follow-on offering of Fibra Uno de Mexico (commercial real estate trust).
– Mergers and acquisitions: We advised on a number of key transactions throughout the year, including the Freeport-McMoRan Copper & Gold (international mining) acquisition of Plains Exploration & Production Company and McMoRan Exploration Co (oil & gas exploration, development and production); the sale of Berry Petroleum (crude oil and natural gas exploration and production) to LINN Energy (holding company of oil and natural gas assets) and Linn Co (subsidiary of LINN Energy); the sale of E.I. du Pont Nemours and Company’s (diversified products and services) performance coating business to The Carlyle Group (global alternative asset manager); the sale of Lender Processing Services (loan processing services) to Fidelity National Financial (commercial and residential mortgage and diversified services); and the sale of Neiman Marcus (luxury retail chain) to Ares Management (private investment manager).

Market share momentum
– Remained #1 ranked European prime broker for the fourth consecutive year according to EuroHedge Magazine.
– Advanced to become the second-largest prime broker in Asia, according to the 2013 AsiaHedge Survey.
– Advanced to Top 3 ranking in Americas prime brokerage, according to The Absolute Return 2013 Prime Brokerage Survey in which we were the only prime broker to increase both market share and rank.
– Retained #1 ranking in US Electronic Trading and US Program Trading and maintained a Top 3 ranking in US Equity Trading, according to the 2013 Greenwich Associates Survey.
– Advanced to the #1 rank in overall US Fixed Income by market share according to the 2013 Fixed Income Trading Survey for North America by Greenwich Associates. We also advanced to the #1 rank in US Securitized Products, reflecting significant market share gains and increased or maintained market share in Secondary Investment Grade Credit and Secondary Leveraged Loans.

Products and services
Our comprehensive portfolio of products and services is aimed at the needs of the most sophisticated clients, and we increasingly use integrated platforms to ensure efficiency and transparency. Our activities are organized around two broad functional areas: investment banking and global securities. In investment banking, we work in industry, product and country groups. The industry groups include energy, financial institutions, financial sponsors, industrial and services, healthcare, media and telecom, real estate, and technology. The product groups include mergers and acquisitions (M&A) and financing products. The country groups include Europe, Latin America, North America, Japan, Non-Japan Asia, and Emerging Europe. In global securities, we engage in a broad range of activities across fixed income, currencies, commodities, derivatives and cash equities markets, including sales, structuring, trading, financing, prime brokerage, syndication and origination, with a focus on client-based and flow-based businesses, in line with growing client demand for less complex and more liquid products and structures.

Investment banking
The investment banking industry, product and country groups provide the following services.

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

Global securities
Global securities provides access to a wide range of debt and equity securities, derivative products and financing opportunities across the capital spectrum to corporate, sovereign and institutional clients. Global securities is structured into the areas outlined below.

Fixed income
– Credit products offers a full range of fixed income products and instruments to clients across investment grade and high yield credits, ranging from standard debt issues and credit research to fund-linked products, derivatives instruments and structured solutions that address specific client needs. We are a leading dealer in flow trading of single-name >>>credit default swap (CDS) on individual credits, credit-linked notes and index swaps. Investment grade trades domestic corporate and sovereign debt, non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper. Leveraged finance provides capital raising and advisory services and core leveraged credit products such as bank loans, bridge loans and high yield debt for non-investment grade corporate and financial sponsor-backed companies.
– Securitized products trades, securitizes, syndicates, underwrites and provides research for various forms of securities, primarily >>>residential mortgage-backed securities and asset-backed securities. Both the mortgage- and asset-backed securities are based on underlying pools of assets, and include both government- and agency-backed, as well as private label loans.
– Emerging markets offers a full range of fixed income products and instruments, including sovereign and corporate securities, local currency derivative instruments and tailored emerging market investment products.
– Global macro products is a newly formed group combining our existing rates, foreign exchange and commodities businesses, creating a new cross-asset model that offers a holistic approach across asset classes to our key clients. Our rates business is a global market maker in cash and derivatives markets and a primary dealer in multiple jurisdictions including the US, Europe and Japan. This business covers a spectrum of government bonds, interest rate swaps and options, as well as providing liability and liquidity management solutions. Foreign exchange provides market making in products such as spot and options for currencies in developed markets. The foreign exchange product suite also includes proprietary market leading technology to provide clients with electronic trading solutions. Commodities trades oil, gas and other energy products as well as base, precious and minor metals. The commodities product suite also includes benchmark indices developed by Credit Suisse commodities.

Equity
– Cash equities provides a comprehensive suite of offerings; such as (i) research, analytics and other content-driven products and services, to meet the needs of clients including mutual funds, investment advisors, banks, pension funds, hedge funds, insurance companies and other global financial institutions; (ii) sales trading, responsible for managing the order flow between our clients and the marketplace and providing clients with trading ideas and capital commitments, identifying trends and delivering the most effective execution; (iii) trading, which executes client orders and makes markets in listed and >>>over-the-counter (OTC) cash securities, exchange-traded funds and programs, providing liquidity to the market through both capital commitments and risk management; and (iv) Credit Suisse’s >>>advanced execution services (AES®), a sophisticated suite of algorithmic trading strategies, tools and analytics to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® is a recognized leader in its field and provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
– Equity derivatives provides a full range of equity-related products, investment options and financing solutions, as well as sophisticated hedging and risk management expertise and comprehensive execution capabilities to financial institutions, hedge funds, asset managers and corporations.
– Convertibles involves both secondary trading and market making and the trading of credit default and asset swaps and distributing market information and research. The global convertibles business is a leading originator of new issues throughout the world.
– Prime services offers hedge funds and institutional clients execution, financing, clearing and reporting capabilities across various asset classes through prime brokerage, synthetic financing, listed and OTC derivatives and hedge fund administration. In addition, prime services is a leading provider of advisory services across capital services and consulting for both start-ups and existing clients.

Systematic market-making group
The systematic market-making group operates a range of liquidity-providing and market-making strategies in liquid markets.

Other
Other products and activities include lending, certain real estate investments and the distressed asset portfolios. Lending includes senior bank debt in the form of syndicated loans and commitments to extend credit to investment grade and non-investment grade borrowers.

Research and HOLT
Our equity and fixed income businesses are enhanced by the research and HOLT functions. HOLT offers a framework for objectively assessing the performance of 20,000 companies in over 60 countries, with interactive tools and consulting services that clients use to make informed investment decisions.
Equity and fixed income research uses in-depth analytical frameworks, proprietary methodologies and data sources to analyze approximately 3,000 companies worldwide and provide macroeconomic insights into this constantly changing environment.

Organizational and regional structure

Organizational structure
We operate in two global divisions and reporting segments – Private Banking & Wealth Management and Investment Banking. Consistent with our client-focused, capital-efficient business strategy, we coordinate activities in four market regions: Switzerland, EMEA, Americas and Asia Pacific. In addition, Shared Services provides centralized corporate services and business support, as well as effective and independent controls procedures in the following areas:

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
– The Chief Risk Officer (CRO) area comprises strategic risk management, credit risk management, risk analytics and reporting, and operational risk management, which cooperate closely to maintain a strict risk control environment and to help ensure that our risk capital is deployed wisely.
– The Talent, Branding and Centers of Excellence area comprises human resources, corporate branding and advertising and our CoE. Human Resources strives to attract, retain and develop staff, while also creating a stimulating working environment for all employees. Branding works closely with the businesses to manage our brand as a common touchstone, a differentiator in a competitive market and a motivator of behavior and our promise to clients. Our CoE support our global operations in process optimization by providing services and best practices away from the on-shore locations and are an essential component in the implementation of our strategy.

Other functions providing corporate services include Corporate Communications, One Bank Collaboration and Public Policy. Corporate Communications provides support in media relations, crisis management, executive and employee communications. One Bank Collaboration facilitates cross-divisional collaboration initiatives throughout the Group and measures and controls collaboration revenues. Public Policy promotes and protects the interests of Credit Suisse and its reputation.
The Chief Executive Officers (CEOs) of the divisions and regions report directly to the Group CEO, and, together with the CFO, CRO, General Counsel and Chief Marketing and Talent Officer, they formed the Executive Board of Credit Suisse in 2013.
Our Internal Audit function reports directly to the Audit Committee of the Board of Directors.
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

Market regions
Switzerland
Switzerland, our home market, represents a broad business portfolio. We have 17,900 employees in Switzerland. The Private Banking & Wealth Management division comprises our Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. In Wealth Management Clients, we offer our clients a distinct value proposition combining a global reach with a structured advisory process and access to a broad range of sophisticated products and services tailored to different client groups, from private clients to >>>UHNWI. We serve clients in 214 branches. Additionally, we are dedicated experts for our external asset manager business. In Corporate & Institutional Clients, we provide premium advice and solutions within a broad range of banking services, including lending, cash and liquidity management, trade finance, corporate finance, foreign exchange, investment solutions, ship and aviation finance, global custody and asset and liability management. Clients taking advantage of these solutions include SME, global corporations and commodity traders, banks and Swiss pension funds. Our Asset Management business has a market-leading position in the Swiss traditional and alternative investments businesses, and also offers a broad range of multi-asset class solutions. The Investment Banking division offers a full range of financial services to its Swiss client base, holding market-leading positions in the Swiss debt and capital markets as well as in mergers and acquisition advisory.

EMEA
We are active in 29 countries across the EMEA region with 9,600 employees working in 63 offices. Our regional headquarters is in the UK, but we have an onshore presence in every major EMEA country. The EMEA region encompasses both developed markets, such as France, Germany, Italy, Spain and the UK, and emerging markets, including Russia, Poland, Turkey and the Middle East. We implemented our client-focused integrated strategy at the country level, serving corporate, government, institutional and private clients. Both divisions are strongly represented in the EMEA region, with the Investment Banking division providing a spectrum of financial advisory services with strong market shares across many key products and markets. The Private Banking & Wealth Management division continues to further develop its integrated UHNWI offerings and to focus on the distribution of a variety of investment products, including alternative investments and core investments such as equities, fixed income, real estate, multi-asset class solutions and index solutions.

Americas
We have operations in the US, Canada, the Caribbean and Latin America with 11,100 employees working in 43 offices spanning 14 countries. In the US, our emphasis is on our core client-focused and high-returning businesses in Investment Banking, and on building on the market share gains we have achieved in a capital-efficient manner. In Private Banking & Wealth Management, we see considerable potential to leverage our cross-divisional capabilities, as we further develop our onshore wealth management platform in the US, Brazil and Mexico. In Latin America, particularly in our key markets of Brazil and Mexico, we continue to focus on providing clients with a full range of cross-divisional services.

Asia Pacific
We are present in 12 Asia Pacific countries with 7,400 employees working in 24 offices, giving us one of the broadest footprints among international banks in the region. Singapore and Hong Kong are key hubs for our Private Banking & Wealth Management business, while Australia and Japan are home to our expanding domestic Private Banking franchises. We serve UHNWI and HNWI, combining global reach with a structured advisory process, offering distinct client segment specific value propositions, as well as access to a broad range of comprehensive and sophisticated products and services. We also deliver innovative and integrated solutions in close collaboration with our Investment Banking division. Our market-leading Investment Banking business operates principally in Hong Kong and Singapore. The strong equity and research platform helps underpin a robust capital markets and Investment Banking franchise. The Investment Banking division is recognized as a leader in the industry, contributing thought leadership through research, conferences and industry commentary.

Regulation and supervision

Overview
Our operations are regulated by authorities in each of the jurisdictions in which we have offices, branches and subsidiaries.
Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. There is coordination among our primary regulators in Switzerland, the US, the EU and the UK.
The supervisory and regulatory regimes of the countries in which we operate determine to some degree our ability to expand into new markets, the services and products that we are able to offer in those markets and how we structure specific operations. We are in compliance with our regulatory requirements in all material respects and in compliance with regulatory capital requirements.
Governments and regulatory authorities around the world have responded to the challenging market conditions beginning in 2007 by proposing and enacting numerous reforms of the regulatory framework for financial services firms such as the Group. In particular, a number of reforms have been proposed and enacted by regulators, including our primary regulators, which could potentially have a material effect on our business. These regulatory developments could result in additional costs or limit or restrict the way we conduct our business. Although we expect regulatory-related costs and capital requirements for all major financial services firms (including the Group) to increase, we cannot predict the likely impact of proposed regulations on our businesses or results. We believe, however, that overall we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity.
> Refer to “Risk factors” for further information on risks that may arise relating to regulation.

Recent regulatory developments and proposals
Some of the most significant regulations proposed or enacted during 2013 and early 2014 are discussed below.

Basel framework
Derivative regulation
In September 2013, the >>>Basel Committee on Banking Supervision (BCBS) and the International Organization of Securities Commissions (IOSCO) published a final global framework on margin requirements applicable to non-centrally cleared >>>derivatives. If the framework is enacted into law at national jurisdiction-level as currently contemplated, margin requirements would be significantly higher than current market practice, dealing firms such as Credit Suisse would be required to post initial and variation margins and the re-hypothecation of posted initial margin would be limited. These margin requirements could significantly increase the cost of non-centrally cleared derivatives and reduce demand for such derivatives, which could in turn adversely affect our derivatives sales and trading businesses. The framework contemplates that these margin requirements would be phased in beginning December 1, 2015. It is anticipated that regulators in the US, EU and other key BCBS/IOSCO jurisdictions will adopt rules implementing the framework during 2014.

Switzerland
As of January 1, 2013, the >>>Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements, and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in through year-end 2018.

Capital and prudential supervision
On February 13, 2013, the Swiss Federal Council decided to activate the countercyclical capital buffer based on the request of the SNB. This activation of the countercyclical buffer requires banks to hold additional capital in the amount of 1% of their risk-weighted assets pertaining to mortgage loans that finance residential property in Switzerland from September 30, 2013. In January 2014, upon the request of SNB, the Swiss Federal Council further increased the countercyclical buffer from 1% to 2%, effective June 30, 2014.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

Cross-border cooperation
On August 15, 2013, Switzerland and Germany agreed to increase cross-border cooperation to facilitate the ability of financial institutions in both countries to provide banking services and mutual funds to customers in the other country. The agreement is expected to remain effective under the revised EU Markets in Financial Instruments Directive (MiFID II), subject to the assessment of the Swiss and German authorities on the compatibility of the agreement with MiFID II. The agreement has been supplemented by two implementation agreements defining the scope of cooperation. These implementation agreements have been finalized by Germany’s Federal Financial Supervisory Authority and >>>FINMA and entered into effect on January 1, 2014.

Derivative regulation
On December 13, 2013, the Swiss Federal Council launched a consultation process for a new act to be named Financial Market Infrastructure Act (FMIA). The core purpose of the FMIA is to adjust Swiss regulation of financial market infrastructure and derivatives trading to market developments and international requirements, in particular the EU regulation on >>>OTC Derivatives, Central Counterparties and Trade Repositories (also known as the European Market Infrastructure Regulation, or EMIR).

Executive compensation
On March 3, 2013, Swiss citizens approved the so-called “Minder Initiative” intended to strengthen shareholder rights. The initiative requires legislation to be passed to impose board and executive compensation-related requirements on Swiss public companies, including requiring a binding (rather than advisory) shareholder vote on total board and total executive management compensation and prohibiting severance payments, salary prepayments and payments related to the acquisition or disposal of companies. The initiative also provides that the board members, the board chairperson and the compensation committee members be directly elected by shareholders annually. Further, the initiative calls for criminal sanctions in case of noncompliance. The Swiss Federal Council issued the transitional ordinance on November 20, 2013, which entered into force on January 1, 2014. The Ordinance against Excessive Compensation with respect to Listed Stock Corporations implements the initiative until the final legal implementation is approved by the parliament and entered into force. Specifically, according to the ordinance the board members, board chairperson and the compensation committee members must now be directly elected by shareholders annually, for the first time at the annual general meeting in 2014.

Reimbursement of commissions
The Swiss Federal Supreme Court issued a decision in the fourth quarter of 2012 in a case brought by a client of another bank seeking reimbursement of commissions paid to the client’s bank by providers of investment products. The court ruled that such payments (“retrocessions”) received in the context of a discretionary asset management mandate from issuers of investment products are owed to the client (including payments from intra-group companies) unless a client waiver is in place. FINMA subsequently issued a notice requiring all banks to inform potentially affected clients and we have done so by informing all of our discretionary mandate clients in the second quarter of 2013. Based on our current evaluation, we expect no material exposure from this decision. In line with industry trends, we continue to adapt our offering by launching a suite of inducement-free mandates.

Resolution regime
The consultation process launched by the Swiss Federal Council on December 13, 2013 relating to the FMIA also proposes to amend the Swiss Federal Law on Banks and Savings Banks of November 8, 1934, as amended (Bank Law), seeking to subject parent companies of financial groups or conglomerates and certain unregulated companies of the group domiciled in Switzerland to the Swiss resolution regime that applies to banks. If enacted, Credit Suisse Group would, and certain of its unregulated Swiss-domiciled subsidiaries could, become subject to the Swiss bank resolution regime and the resolution authority of FINMA. The consultation process on FMIA ended on March 31, 2014.
On January 1, 2014, revisions of the Federal Act of 11 April 1889 on Debt Enforcement and Bankruptcy entered into effect. The revisions seek to facilitate the restructuring of companies and to strengthen creditors’ rights in provisional or definitive stays. In addition, it introduced certain procedural changes and a special treatment of continuing obligations (i.e., contracts such as leases, rentals or loans that contain a continuing and repeated exchange of money, goods or services), which in case of a provisional or definitive stay, may in the future be terminated at will by the debtor at any time with the permission of the receiver against payment of a compensation if a restructuring would otherwise be defeated.

Tax
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
On February 1, 2013, the Swiss Tax Administrative Assistance Act entered into force. The act governs administrative assistance in double taxation and other international agreements that Switzerland has entered into which provide for the exchange of information relating to tax matters consistent with Article 26 of the OECD Model Tax Convention. Under the act, administrative assistance is no longer prohibited for group requests based on a behavioral pattern, but so-called “fishing expeditions” are expressly prohibited. In August 2013, the Swiss Federal Council announced that it would seek to amend the act to comply with international standards. In March 2014, the Swiss Parliament approved amendments relating to the deferred notification of parties concerned, which will allow in certain cases that the affected taxpayer be informed after the information has been communicated to the authorities of the requesting country, and the establishment of a special procedure for informing parties affected by a group request. It is expected that the revised act will enter into force on January 1, 2015.
The Swiss Federal Supreme Court, in a July 2013 decision concerning a former Credit Suisse client, confirmed that so-called group requests which are not targeting an identified client but instead describe a behavioral pattern are permissible under the existing 1996 Swiss/US double taxation treaty for the avoidance of double taxation.
On August 29, 2013, Switzerland and the US signed a joint statement which provides a framework for Swiss banks’ cooperation with the US authorities in their investigations focused on tax evasion. The framework applies to all Swiss banks except those banks, including Credit Suisse, which are the target of criminal investigations by the US Department of Justice (DOJ).
In September 2013, the Swiss Parliament approved an intergovernmental agreement with the US to implement the reporting and withholding tax provisions of the Foreign Account Tax Compliance Act (FATCA). FATCA requirements enter into force on July 1, 2014.
On December 18, 2013, the Swiss Federal Council adopted the mandate for negotiations regarding a revision of the taxation of savings agreement between the EU and Switzerland. The envisaged revision should bring the agreement in line with the planned revision of the EU Savings Directive and close current perceived gaps. Switzerland and the EU have officially started negotiations on January 17, 2014. In March 2014, the EC agreed an extension to the EU Savings Directive to cover the automatic information exchange within the EU on all forms of savings income and products that generate interest or equivalent income. The EU is now trying to reach an agreement with third countries such as Switzerland by the end of 2014 regarding amendments to saving taxation agreements implementing the EU Savings Directive. At the global level, in September 2013 the G20 Summit endorsed global automatic information exchange as a new international standard.

US
In July 2010, the US enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), which provides a broad framework for regulatory changes. Although rulemaking in respect of many of the provisions of the Dodd-Frank Act has already taken place, implementation will require further detailed rulemaking over several years by different regulators, including the US Department of the Treasury (US Treasury), the US Federal Reserve (Fed), the US Securities and Exchange Commission (SEC), the Office of the Comptroller of the Currency (OCC), the Federal Deposit Insurance Corporation (FDIC), the Commodity Futures Trading Commission (CFTC) and the Financial Stability Oversight Council (FSOC).

Capital and prudential supervision
In July 2013, the Fed, the FDIC and the OCC released final capital rules that overhaul the existing US bank regulatory capital rules and implement the Basel III framework and certain provisions of the Dodd-Frank Act. The final rules are largely consistent with the Basel III framework published by the BCBS, although they diverge in several important respects due to requirements of the Dodd-Frank Act and do not address other, more recent aspects of the Basel III framework. In October 2013, the Fed, the OCC and the FDIC issued a proposed rule to introduce the Basel III >>>liquidity coverage ratio (LCR) in the US, applicable to certain large US banking organizations. The US LCR proposal is generally consistent with the LCR published by the BCBS in January 2013, but it is stricter in certain respects and would be phased in between January 1, 2015 and January 1, 2017. In future separate rulemakings, the Fed may apply the US LCR requirement to the US operations of certain large foreign banking organizations.
The Dodd-Frank Act also provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. In February 2014, the Fed adopted a rule under the Dodd-Frank Act that creates a new framework for regulation of the US operations of foreign banking organizations. The rule requires Credit Suisse to create a single US intermediate holding company (IHC) to hold all of its US subsidiaries; this will not apply to Credit Suisse AG’s New York branch (New York Branch). The IHC will be subject to local risk-based capital and leverage requirements. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) will be subjected to other new prudential requirements, including with respect to liquidity risk management, separate liquidity buffers for each of the IHC and the New York Branch, stress testing, and other prudential standards. The new framework’s prudential requirements generally become effective in July 2016. Under proposals that remain under consideration, the IHC and the combined US operations of Credit Suisse would become subject to limits on credit exposures to any single counterparty, and the combined US operations of Credit Suisse would also become subject to an early remediation regime which could be triggered by capital, leverage, stress tests, liquidity, risk management and market indicators. On April 15, 2013, the Fed and the FDIC released additional guidance requiring certain financial companies, including Credit Suisse, to provide additional analysis and data in future resolution plans, and extended the deadline to submit an updated plan from July 1, 2013 to October 1, 2013. Our initial resolution plan was submitted on July 1, 2012 and our first annual update was submitted by the October 1, 2013 deadline.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

On December 10, 2013, US regulators released the final version of the so-called “Volcker Rule”, which limits the ability of banking entities to sponsor or invest in certain private equity or hedge funds and to engage in certain types of proprietary trading. The end of the conformance period for the Volcker Rule was extended until July 21, 2015 (with the possibility of extensions under certain circumstances), by which time financial institutions subject to the rule must bring their activities and investments into compliance. We are analyzing the final rule, assessing how it affects our businesses, and re-initiating an implementation program to come into compliance.

Derivative regulation
On July 1, 2013, Credit Suisse Securities Europe Limited (CSSEL), the entity through which we conduct certain of our equity swap trading business, registered with the CFTC as a swap dealer.
On July 12, 2013, the CFTC adopted final cross-border guidance governing the application of CFTC rules to non-US swap dealers, which include Credit Suisse International (CSI) and CSSEL. The guidance adopted by the CFTC permits non-US swap dealers to comply with comparable home country rules in lieu of complying with certain CFTC rules. In this regard, the European Commission (EC) made an application to the CFTC for substituted compliance on behalf of firms based in the EU, including CSI and CSSEL. The CFTC granted this application in part through comparability determinations it issued on December 20, 2013 for the EU and certain other jurisdictions. As a result of these determinations, CSI and CSSEL may comply with local EU rules in lieu of certain CFTC requirements regarding risk management, internal controls, chief compliance officer duties and reports, recordkeeping, swap confirmations, portfolio reconciliation and compression, and swap valuation. In addition, the CFTC issued two no-action letters deferring certain CFTC requirements, most notably with respect to trade reporting for swaps with non-US persons, thereby allowing the CFTC more time to consider the comparability of similar rules in other jurisdictions. If the CFTC does not ultimately grant substituted compliance for reporting of swaps with non-US persons, CSI and CSSEL could incur significant operational costs.
On November 14, 2013, staff of the CFTC published an advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as CSI or CSSEL, and another non-US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer. This advisory is currently scheduled to go into effect on September 15, 2014, and the CFTC has requested public comments on it. If this advisory is not rescinded or modified, it could result in some market disruption and impose significant compliance costs on CSI and CSSEL. In light of this advisory, on December 4, 2013, several US financial trade associations filed a lawsuit in the US District Court for the District of Columbia challenging the advisory and the CFTC’s July 2013 guidance regarding the cross-border application of its swaps rules. The lawsuit asks the court to vacate the July 2013 guidance and enjoin the CFTC from enforcing its rules outside the US. Depending on the outcome of this lawsuit, the extent to which CSI and CSSEL are subject to CFTC rules may differ significantly from the framework currently applicable under the CFTC’s guidance. We are monitoring the progress of the lawsuit and assessing our contingency plans for the different scenarios that could result from it.
On January 16, 22 and 27, 2014, specified types of interest rate swaps and index credit default swaps were deemed “made available to trade” by CFTC-registered swap execution facilities (SEFs). As a result, since February 15, 21 and 26, 2014, those types of swaps have been required to be executed on a SEF or designated contract market, unless an exception or exemption applies. It is possible that certain market participants, including some of our clients or counterparties, will change their trading behavior as a result of these SEF requirements which could negatively affect swap trading revenue.

Tax
On July 12, 2013, the US Treasury published a notice postponing the entry into force of FATCA by six months to July 1, 2014.
On August 29, 2013, Switzerland and the US signed a joint statement which provides a framework for Swiss banks’ cooperation with the US authorities in their investigations focused on tax evasion. The framework applies to all Swiss banks except those banks, including Credit Suisse, which are the target of criminal investigations by the DOJ.

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

Capital and prudential supervision
On June 27, 2013, the final text of the Capital Requirement Directive IV and Capital Requirements Regulation (CRD IV) was published in the Official Journal of the EU. With effect from January 1, 2014, CRD IV has replaced the current CRD with new measures implementing Basel III and other requirements. Compliance with these requirements will include receiving approval by the UK’s Prudential Regulation Authority (PRA) of certain models with respect to regulatory capital requirements of our UK subsidiaries.
On July 22, 2013, the Alternative Investment Fund Managers Directive (AIFMD) entered into effect. The AIFMD establishes a comprehensive regulatory and supervisory framework for alternative investment fund managers (AIFMs) managing and/or marketing alternative investment funds (AIFs) in the EU. The AIFMD imposes various substantive requirements to authorized AIFMs, including increased transparency towards investors and regulators, and allows authorized AIFMs to market AIFs to professional investors throughout the EU under an “EU passport”. The EU passport has been made available to authorized EU AIFMs since July 2013 and, subject to European Securities and Markets Authority (ESMA) and European Commission’s positive opinion, is expected to be made available to authorized non-EU AIFMs from late 2015. In the meantime (and until at least 2018), non-EU AIFMs may continue to market within the EU under the private placement regimes of the individual member states subject to complying with certain minimum requirements imposed by the AIFMD and any additional requirements that individual member states may impose. The AIFMD also imposes a new, strict depositary regime affecting the manner in which prime brokers may provide custody services to fund managers. Although many member states have now implemented the AIFMD, a number of member states did not meet the transposition deadline of July 22, 2013. As clarified by ESMA, for EU AIFMs authorized under the AIFMD in a member state that has transposed the AIFMD, the passport system should be available even in a member state that has not transposed the AIFMD into national law. EU AIFMs established in EU member states that have not yet transposed the AIFMD cannot rely on the marketing and management passport in other member states.
On December 18, 2013, the UK Financial Services Act 2013 (Banking Reform Act) was enacted. Secondary legislation to fully implement the Banking Reform Act is expected to be completed by May 2015. The Banking Reform Act provides for the creation of a “retail ring-fence” that will prohibit large retail deposit banks from carrying out a broad range of investment and other banking activities in the same entity. Banks are expected to be required to comply with the ring-fencing requirements by 2019. However, it is expected that our Private Banking & Wealth Management business in the UK may benefit from the de minimis exemption from the retail ring-fence requirements which is anticipated to exclude certain banks that hold core deposits of below GBP 25 billion. The Banking Reform Act also introduces certain other reforms, including requirements for primary loss absorbing capacity in order to facilitate the use of the new bail-in tool, which is itself introduced by the Banking Reform Act. The Banking Reform Act will also establish a more stringent regulatory regime for certain senior personnel of the bank, as well as create a new criminal offense for reckless mismanagement in the banking industry. The governance rules and the bail-in tool will impact our UK entities, such as CSI and CSSEL.
On January 29, 2014, the EC published a draft Regulation on Structural Measures Improving the Resilience of EU Banks and Transparency of the Financial Sector which, if enacted, would introduce certain structural measures designed to reduce the risk and complexity of large banks in the EU. It is proposed that the measures would apply to EU banks which qualify as global systemically important institutions, or which have for a period of three consecutive years (i) total assets of at least EUR 30 billion, and (ii) trading activities amounting to at least EUR 70 billion or 10% of their total assets. These banks would be prohibited from engaging in proprietary trading in financial instruments and commodities and would become subject to anti-avoidance rules prohibiting certain transactions with the shadow banking sector. In addition, they may be required by their regulator to separate certain trading activities involving increased risks from their deposit-taking, lending and other business activities.
On January 14, 2014, the EC, European Parliament and European Council reached a political agreement on the MiFID II primary legislation and related regulation (MiFIR), which are scheduled to be enacted in the second quarter of 2014. It is expected that the provisions thereof will have to be implemented in the member states and expected to come into effect towards the end of 2016. Although the final text has not yet been published in the Official Journal of the European Union, the EC formally announced that an agreement has been reached to introduce an EU harmonized regime for the cross-border provision of investment services to professional and eligible counterparties in the EU. This new regime for granting access to EU markets for financial services providers based in third countries, including Switzerland, would be based on the positive equivalence determination of the prudential and business conduct requirements in place in the relevant third country jurisdiction by the EC and, subject to equivalence being found, allow for an EU wide passport when providing services to EU professional clients and eligible counterparties. Third country financial services providers would be able to continue to provide services and activities to such clients in member states in accordance with national regimes until three years after the adoption by the EC’s of a positive equivalence decision.

Derivative regulation
In March 2013, certain of the requirements of EMIR came into effect while others will be phased in. EMIR requires that certain standardized OTC derivatives contracts be centrally cleared and, where OTC transactions are not subject to central clearing, specified techniques are employed to monitor, measure and mitigate the operational and counterparty risks presented by those transactions. These risk mitigation techniques include trade confirmation, robust portfolio reconciliation and portfolio compression processes, exchange of margin, and the daily mark-to-market valuation of trades. Certain of these risk mitigation obligations came into effect on September 15, 2013. From February 12, 2014, EU counterparties subject to EMIR are required to report any derivative contract to a trade repository that is authorized or recognized under EMIR.
On September 3, 2013, the ESMA published its technical advice to the EC on the equivalence of a number of third-country derivative regimes with EMIR, recommending “conditional equivalence” for all third country regulatory regimes assessed, except for Switzerland and Australia’s rules for central counterparties. The EC is expected to use ESMA advice to make its own assessment and decide whether to adopt an implementing act declaring a third country equivalent with EMIR. EC positive equivalence determination of a third country regime would allow EU counterparties trading with entities established in such third country to meet their EMIR obligations through compliance with the equivalent third country rules. “Conditional” equivalence was proposed by ESMA in relation to certain parts of the CFTC and SEC regimes whereby, subject to the implementation of a number of additional stipulations, adherence to the relevant US regimes would be deemed equivalent to EMIR.

Resolution regime
On December 11, 2013, the European Parliament reached a political agreement with the European Council on a legislative proposal for a directive establishing a framework for the recovery and resolution of credit institutions and investment firms, known as the Bank Recovery and Resolution Directive. The framework will give national regulators wide-ranging powers (notably new bail-in powers) to intervene where an entity is likely to fail in order to avoid adverse effects on wider financial stability. It is anticipated that the Bank Recovery and Resolution Directive will enter into force on January 1, 2015 and the bail-in powers will become effective on January 1, 2016 at the latest. Our EU subsidiaries will be affected to varying degrees. The Single Resolution Mechanism regulation, agreed by the European Parliament and the European Council in March 2014, will apply substantially identical recovery and resolution powers as those contained within the Bank Recovery and Resolution Directive to institutions located in the eurozone.
On December 19, 2013, the PRA in the UK published updated rules on recovery and resolution plans under the Financial Services Act 2010. Covered entities are required to have recovery plans similar to those proposed by the EC. In addition, they are required to submit certain organizational data in order to allow the PRA and the Bank of England to draw up resolution plans. Credit Suisse provided relevant information to UK regulatory authorities based on existing guidance in 2012.

Tax
In January 2013, a group of eleven EU member states (Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia) proposed to adopt a financial transaction tax (FTT) applicable only for those countries, as a proposed EU-wide FTT was unsuccessful. If approved in the proposed form, the tax would apply to a wide range of financial transactions, including minimum rates of 0.01% for derivative products and 0.1% for other financial instruments. The tax would apply to certain financial transactions where at least one party is a financial institution, and at least one party is established in a participating member state. A financial institution may be, or be deemed to be, “established” in a participating member state in a broad range of circumstances, including (a) by transacting with a person established in a participating member state or (b) where the relevant financial instrument is issued in a participating member state. To become effective, the proposed FTT directive will require unanimous agreement of at least nine participating member states. The FTT proposal remains subject to negotiation among the participating member states and is the subject of legal challenge. It may therefore be altered significantly prior to any implementation, the timing of which remains unclear. Where a participating member state already has a financial transaction tax in place, such as France and Italy, the FTT would be expected to replace those existing national FTT regimes.

Regulatory framework
The principal regulatory structures that apply to our operations are discussed below.

Switzerland
Banking regulation and supervision
Although Credit Suisse Group is not a bank according to the Bank Law, and its Implementing Ordinance of May 17, 1972, as amended (Implementing Ordinance), the Group is required, pursuant to the provisions on consolidated supervision of financial groups and conglomerates of the Bank Law, to comply with certain requirements for banks. Such requirements include capital adequacy, solvency and risk concentration on a consolidated basis, and certain reporting obligations. Our banks in Switzerland are regulated by >>>FINMA on a legal entity basis and, if applicable, on a consolidated basis.
Our banks in Switzerland operate under banking licenses granted by FINMA pursuant to the Bank Law and the Implementing Ordinance. In addition, certain of these banks hold securities dealer licenses granted by FINMA pursuant to the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA).
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
Our banks in Switzerland are subject to close and continuous prudential supervision and direct audits by FINMA. Under the Bank Law, our banks are subject to inspection and supervision by an independent auditing firm recognized by FINMA, which is appointed by the bank’s shareholder meeting and required to perform annual audits of the bank’s financial statements and to assess whether the bank is in compliance with laws and regulations, including the Bank Law, the Implementing Ordinance and FINMA regulations.
Swiss banks are subject to the >>>Basel III framework and the Swiss ”Too Big to Fail” legislation and regulations thereunder, which include capital, liquidity, leverage and large exposure requirements, and rule for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency.
Swiss banks are also required to maintain a specified liquidity standard pursuant to the Liquidity Ordinance (Liquidity Ordinance), which was adopted by the Swiss Federal Council in November 2012 and implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making. The Liquidity Ordinance entered into force on January 1, 2013. It requires appropriate management and monitoring of liquidity risks, and applies to all banks, but is tiered according to the type, complexity and degree of risk of a bank’s activities. It also contains supplementary quantitative and qualitative requirements for systemically relevant banks, including us, which are generally consistent with existing FINMA liquidity requirements. In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance to reflect the final Basel III >>>LCR rules. Under the proposal, systemically relevant banks like us will be subject to an initial minimum LCR requirement of 100% beginning in 2015.

Our regulatory capital is calculated on the basis of accounting principles generally accepted in the US, with certain adjustments required by, or agreed with, FINMA.
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

Securities dealer and asset management regulation and supervision
Our securities dealer activities in Switzerland are conducted primarily through the Bank and are subject to regulation under SESTA, which regulates all aspects of the securities dealer business in Switzerland, including regulatory capital, risk concentration, sales and trading practices, record-keeping requirements and procedures and periodic reporting procedures. Securities dealers are supervised by FINMA.
Our asset management activities in Switzerland, which include the establishment and administration of mutual funds registered for public distribution, are conducted under the supervision of FINMA.

Resolution regime
The Banking Insolvency Ordinance-FINMA (the Banking Insolvency Ordinance) governs resolution (i.e., restructuring or liquidation) procedures of Swiss banks and securities dealers, such as Credit Suisse AG. Instead of prescribing a particular resolution concept, the Banking Insolvency Ordinance provides FINMA with a significant amount of authority and discretion in the case of resolution, as well as various restructuring tools from which FINMA may choose.
FINMA may open resolution proceedings if there is justified concern that the relevant Swiss bank is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. However, the proceedings may only take the form of restructuring (rather than liquidation) proceedings if (i) the recovery of, or the continued provision of individual banking services by, the relevant bank appears likely and (ii) the creditors of the relevant bank are likely better off in restructuring proceedings than in liquidation proceedings. All realizable assets in the relevant bank’s possession will be subject to such proceedings, regardless of where they are located.
If FINMA were to open restructuring proceedings with respect to Credit Suisse AG, it would have discretion to take decisive actions, including (i) transferring the bank’s assets or a portion thereof, together with its debt and other liabilities and contracts, to another entity, (ii) staying (for a maximum of 48 hours) the termination of, and the exercise of rights to terminate relating to, financial contracts to which the bank is a party, (iii) converting the bank’s debt into equity (a “debt-to-equity swap”), and/or (iv) partially or fully writing off the bank’s obligations (a “haircut”).
Prior to any debt-to equity swap or haircut, outstanding equity capital and debt instruments issued by Credit Suisse AG that are part of its regulatory capital (including the bank’s outstanding high trigger capital instruments and low trigger capital instruments) must be converted or written-off (as applicable) and cancelled. Any debt-to-equity swap, (but not any haircut) would have to follow the hierarchy of claims to the extent such debt is not excluded from such conversion by the Banking Insolvency Ordinance. Contingent liabilities of Credit Suisse AG such as guarantees could also be subjected to a debt-to-equity swap or a haircut to the extent amounts are due and payable thereunder at any time during restructuring proceedings. For systemically relevant banks such as Credit Suisse AG, creditors have no right to reject the restructuring plan approved by FINMA.

US
Banking regulation and supervision
Our banking operations are subject to extensive federal and state regulation and supervision in the US. Our direct US offices are composed of our New York Branch and representative offices in California. Each of these offices is licensed with, and subject to examination and regulation by, the state banking authority in the state in which it is located.
Our New York Branch is licensed by the New York Superintendent of Financial Services (Superintendent), examined by the New York State Department of Financial Services, and subject to laws and regulations applicable to a foreign bank operating a New York branch. Under the New York Banking Law, our New York Branch must maintain eligible assets with banks in the state of New York. The amount of eligible assets required, which is expressed as a percentage of third-party liabilities, would increase if our New York Branch is no longer designated well rated by the Superintendent.

The New York Banking Law authorizes the Superintendent to seize our New York Branch and all of our business and property in New York State (which includes property of our New York Branch, wherever it may be located, and all of our property situated in New York State) under circumstances generally including violations of law, unsafe or unsound practices or insolvency. In liquidating or dealing with our New York Branch’s business after taking possession, the Superintendent would only accept for payment the claims of depositors and other creditors (unaffiliated with us) that arose out of transactions with our New York Branch. After the claims of those creditors were paid out of the business and property of the Bank in New York, the Superintendent would turn over the remaining assets, if any, to us or our liquidator or receiver.
Under New York Banking Law and US federal banking laws, our New York Branch is generally subject to single borrower lending limits expressed as a percentage of the worldwide capital of the Bank. Under the Dodd-Frank Act, lending limits take into account credit exposure arising from derivative transactions, securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties.
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

Broker-dealer and asset management regulation and supervision
Our US broker-dealers are subject to extensive regulation by US regulatory authorities. The SEC is the federal agency primarily responsible for the regulation of broker-dealers, investment advisers and investment companies. In addition, the US Treasury has the authority to promulgate rules relating to US Treasury and government agency securities, the Municipal Securities Rulemaking Board (MSRB) has the authority to promulgate rules relating to municipal securities, and the MSRB also promulgates regulations applicable to certain securities credit transactions. In addition, broker-dealers are subject to regulation by securities industry self-regulatory organizations, including the Financial Industry Regulation Authority (FINRA), and by state securities authorities.
Our US broker-dealers are registered with the SEC and our primary US broker-dealer is registered in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands. Our US

registered entities are subject to extensive regulatory requirements that apply to all aspects of their securities, including where applicable: capital requirements; the use and safekeeping of customer funds and securities; the suitability of customer investments; record-keeping and reporting requirements; employee-related matters; limitations on extensions of credit in securities transactions; prevention and detection of money laundering and terrorist financing; procedures relating to research analyst independence; procedures for the clearance and settlement of trades; and communications with the public.
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
The Dodd-Frank Act grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers and expands the extraterritorial jurisdiction of US courts over actions brought by the SEC or the US with respect to violations of the antifraud provisions in the Securities Act of 1933, Securities Exchange Act of 1934 and Investment Advisers Act of 1940. It also requires broader regulation of hedge funds and private equity funds, as well as credit rating agencies.

Derivative regulation and supervision
The CFTC is the federal agency primarily responsible for the regulation of futures commission merchants, commodity pool operators and commodity trading advisors. With the effectiveness of the Dodd-Frank Act, these CFTC registration categories have been expanded to include persons engaging in a relevant activity with respect to swaps, and new registration categories have been added for swap dealers and major swap participants. For futures and swap activities, these CFTC registrants are subject to futures industry self-regulatory organizations such as the National Futures Association (NFA).
Each of CSI and CSSEL is registered with the CFTC as a swap dealer as a result of its swap activities with US persons and is therefore subject to requirements relating to reporting, record-keeping, swap confirmation, swap portfolio reconciliation and compression, mandatory clearing, mandatory exchange-trading, swap trading relationship documentation, external business conduct, risk management, chief compliance officer duties and reports and internal controls. It is anticipated that the CFTC will in 2014 finalize rules related to capital and margin requirements and position limits, as well as potentially expand the scope of its mandatory clearing and exchange-trading requirements to cover certain types of foreign exchange transactions.
One of our US broker-dealers, Credit Suisse Securities USA LLC, is also registered as a futures commission merchant and subject to the capital, segregation and other requirements of the CFTC and the NFA.
Our asset management businesses include legal entities registered and regulated as commodity pool operators and commodity trading advisors by the CFTC and the NFA.
In addition, we expect the SEC to finalize its rules implementing the derivatives provisions of the Dodd-Frank Act during 2014. While the SEC’s proposals have largely paralleled many of the CFTC’s rules, significant differences between the final CFTC and SEC rules could materially increase the compliance costs associated with, and hinder the efficiency of, our equity and credit derivatives businesses with US persons. In particular, significant differences between the SEC rules regarding capital, margin and segregation requirements for OTC derivatives and related CFTC rules, as well as the cross-border application of SEC and CFTC rules, could have such effects.

Resolution regime
The Dodd-Frank Act also establishes an “Orderly Liquidation Authority”, a new regime for the orderly liquidation of systemically significant non-bank financial companies, which could potentially apply to certain of our US entities. To finance a resolution under this new regime, the FDIC may borrow funds from the US Treasury, which must be repaid from the proceeds of the resolution. If such proceeds are insufficient to repay the US Treasury in full, the FDIC is required to assess other large financial institutions, including those that have USD 50 billion or more in total consolidated assets, such as us, in an amount sufficient to repay all of the funds borrowed from the US Treasury in connection with the liquidation under the Orderly Liquidation Authority. In addition, in 2011 the Fed and the FDIC approved final rules to implement the resolution plan requirement in the Dodd-Frank Act, which require bank holding companies with total consolidated assets of USD 50 billion or more, such as us, and certain designated non-bank financial firms to submit annually to the Fed and the FDIC resolution plans describing the strategy for rapid and orderly resolution under the US Bankruptcy Code or other applicable insolvency regimes, though such plans may not rely on the Orderly Liquidation Authority.

FATCA
FATCA became law in the US on March 18, 2010. The legislation requires Foreign Financial Institutions (FFIs) (such as Credit Suisse) to enter into an FFI agreement and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US-owned foreign entities, or otherwise face 30% withholding tax on withholdable payments. In addition, FFIs that have entered into an FFI agreement will be required to withhold on such payments made to FFIs that have not entered into an FFI agreement, account holders who fail to provide sufficient information to classify an account as a US or non-US account, and US account holders who do not agree to the FFI reporting their account to the IRS. Switzerland and the US entered into an intergovernmental agreement to implement the reporting and withholding tax provisions of FATCA in February 2013 and the Swiss Parliament ratified it in September 2013. FATCA requirements enter into force on July 1, 2014. The intergovernmental agreement will enable FFIs in Switzerland to comply with FATCA while remaining in compliance with Swiss law. Under the agreement, US authorities may ask Swiss authorities for administrative assistance in connection with group requests where consent to provide information regarding potential US accounts is not provided to the FFI. Complying with the required identification, withholding and reporting obligations requires significant investment in an FFI’s compliance and reporting framework. We are continuing to follow developments regarding FATCA closely and are coordinating with all relevant authorities.

EU
Financial services regulation and supervision
Since it was announced in 1999, the EU’s Financial Services Action Plan has given rise to numerous measures (both directives and regulations) aimed at increasing integration and harmonization in the European market for financial services. While regulations have immediate and direct effect in member states, directives must be implemented through national legislation. As a result, the terms of implementation of directives are not always consistent from country to country. In response to the financial crisis and in order to strengthen European supervisory arrangements, the EU established the European Systemic Risk Board, which has macro-prudential oversight of the financial system. The EU has also established three supervisory authorities responsible for promoting greater harmonization and consistent application of EU legislation by national regulators: the European Banking Authority, the European Securities and Markets Authority and the European Insurance and Occupational Pensions Authority.
The CRD IV came into force on January 1, 2014. The CRD IV implemented in various EU countries, including the UK, the Basel III capital framework for banking groups operating in the EU. The CRD IV wholly replaced the current Capital Requirements Directive, which implemented the Basel II capital framework. The CRD IV creates a single harmonized prudential rule book for banks, introduces new corporate governance and certain new remuneration requirements, including a cap on variable remuneration, and enhances the powers of regulators.
The existing Markets in Financial Instruments Directive (MiFID I) establishes high-level organizational and business conduct standards that apply to all investment firms. These include standards for managing conflicts of interest, best execution, enhanced investor protection, including client classification, and the requirement to assess suitability and appropriateness in providing investment services to clients. MiFID I sets standards for regulated markets (i.e., exchanges) and multilateral trading facilities, and sets out pre-trade and post-trade price transparency requirements for equity trading. MiFID I also sets standards for the disclosure of fees and other payments received from or paid to third parties in relation to investment advice and services and regulates investment services relating to commodity derivatives. In relation to these and other EU-based investment services and activities, MiFID I introduced a “passport” for investment firms, enabling them to conduct cross-border activities and establish branches throughout the EU on the basis of authorization from their home state regulator. It is anticipated that MiFID I will be significantly reformed by MiFID II, which is expected to be implemented in the member states and come into force during the second half of 2016.
The Single Supervisory Mechanism has entered into force and it empowers the European Central Bank (ECB) as a single supervisor for banks in the 17 eurozone countries and for certain non-eurozone countries which may choose to participate in the Single Supervisory Mechanism. The ECB is expected to assume its prudential supervisory duties on November 4, 2014.

UK
Banking regulation and supervision
The Financial Services Authority (FSA) was the principal statutory regulator of financial services activity in the UK, deriving its powers from the Financial Services and Markets Act 2000 (FSMA). In April 2013, the FSA was replaced by: the PRA, a subsidiary of the Bank of England, which is responsible for the micro-prudential regulation of banks and larger investment firms; and the Financial Conduct Authority (FCA), which regulates markets, the conduct of business of all financial firms, and the prudential regulation of firms not regulated by the PRA. In addition, the Financial Policy Committee of the Bank of England was established as responsible for macro-prudential regulation.
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
CSI, Credit Suisse (UK) Limited and Credit Suisse AG, London Branch are authorized to take deposits. We also have a number of entities authorized to conduct investment business and asset management activities. In deciding whether to grant authorization, the PRA must first determine whether a firm satisfies the threshold conditions for authorization, which includes suitability and the requirement for the firm to be fit and proper. In addition to regulation by the PRA, certain wholesale money markets activities are subject to the Non-Investment Products Code, a voluntary code of conduct published by the Bank of England which PRA-regulated firms are expected to follow when conducting wholesale money market business.
Our London Branch will be required to continue to comply principally with Swiss home country regulation. However, as a response to the global financial crisis, the PRA made changes to its prudential supervision rules in its Handbook of Rules and Guidance, applying a principle of “self-sufficiency”, such that CSI, CSSEL and Credit Suisse (UK) Limited are required to maintain adequate liquidity resources, under the day-to-day supervision of the entity’s senior management, held in a custodian account in the name of the entity, unencumbered and attributed to the entity balance sheet. In addition, the PRA requires CSI, CSSEL and Credit Suisse (UK) Limited to maintain a minimum capital ratio and to monitor and report large exposures in accordance with the rules implementing the CRD.
The PRA has implemented the requirements of CRD IV, which replaced the current CRD as a whole, and imposed a 1:1 cap on variable remuneration which can rise to 1:2 with explicit shareholder approval.

Broker-dealer and asset management regulation and supervision
Our London bank and broker-dealer subsidiaries are authorized under the FSMA and are subject to regulation by the PRA and FCA. In addition, our asset management companies are authorized under the FSMA and are subject to regulation by the FCA. In deciding whether to authorize an investment firm in the UK, the PRA and FCA will consider the threshold conditions, which includes suitability and the general requirement for a firm to be fit and proper. The PRA and FCA are responsible for regulating most aspects of an investment firm’s business, including its regulatory capital, sales and trading practices, use and safekeeping of customer funds and securities, record-keeping, margin practices and procedures, registration standards for individuals carrying on certain functions, anti-money laundering systems and periodic reporting and settlement procedures.

Tax
Since January 1, 2011, there has been a levy attributable to the UK operations of large banks on certain funding came into effect. During 2013, the levy was 13 basis points for short-term liabilities and 6.5 basis points for long-term equity and liabilities. The levy increased with effect from January 1, 2014 to 15.6 basis points and 7.8 basis points, respectively. The UK government has announced that it will introduce changes to the scope of the levy during 2014 which may have the effect of broadening the base upon which the levy is imposed.

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

Our liquidity could be impaired if we were unable to access the capital markets or sell our assets, and we expect our liquidity costs to increase
Our ability to borrow on a secured or unsecured basis and the cost of doing so can be affected by increases in interest rates or credit spreads, the availability of credit, regulatory requirements relating to liquidity or the market perceptions of risk relating to us or the banking sector, including our perceived or actual creditworthiness. An inability to obtain financing in the unsecured long-term or short-term debt capital markets, or to access the secured lending markets, could have a substantial adverse effect on our liquidity. In challenging credit markets, our funding costs may increase or we may be unable to raise funds to support or expand our businesses, adversely affecting our results of operations. Following the financial crisis in 2008 and 2009, our costs of liquidity have been significant and we expect to incur additional costs as a result of regulatory requirements for increased liquidity and the challenging economic environment in Europe, the US and elsewhere.
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

Changes in our ratings may adversely affect our business
Ratings are assigned by rating agencies. They may lower, indicate their intention to lower or withdraw their ratings at any time. The major rating agencies remain focused on the financial services industry, particularly on uncertainties as to whether firms that pose systemic risk would receive government or central bank support in a financial or credit crisis, and on such firms’ potential vulnerability to market sentiment and confidence, particularly during periods of severe economic stress. For example, in July 2013, Standard & Poor’s lowered its long-term counterparty credit ratings of several European banks, including us, by one notch. Further downgrades in our assigned ratings, including in particular our credit ratings, could increase our borrowing costs, limit our access to capital markets, increase our cost of capital and adversely affect the ability of our businesses to sell or market their products, engage in business transactions – particularly longer-term and derivatives transactions – and retain our clients.

Market risk
We may incur significant losses on our trading and investment activities due to market fluctuations and volatility
Although we continued to reduce our balance sheet and accelerated the implementation of our client-focused, capital-efficient strategy in 2013, we continue to maintain large trading and investment positions and hedges in the debt, currency and equity markets, and in private equity, hedge funds, real estate and other assets. These positions could be adversely affected by volatility in financial and other markets, that is, the degree to which prices fluctuate over a particular period in a particular market, regardless of market levels. To the extent that we own assets, or have net long positions, in any of those markets, a downturn in those markets could result in losses from a decline in the value of our net long positions. Conversely, to the extent that we have sold assets that we do not own or have net short positions in any of those markets, an upturn in those markets could expose us to potentially significant losses as we attempt to cover our net short positions by acquiring assets in a rising market. Market fluctuations, downturns and volatility can adversely affect the >>>fair value of our positions and our results of operations. Adverse market or economic conditions or trends have caused, and in the future may cause, a significant decline in our net revenues and profitability.

Our businesses are subject to the risk of loss from adverse market conditions and unfavorable economic, monetary, political, legal and other developments in the countries we operate in around the world
As a global financial services company, our businesses are materially affected by conditions in the financial markets and economic conditions generally in Europe, the US and elsewhere around the world. The recovery from the economic crisis of 2008 and 2009 continues to be sluggish in several key developed markets. Additionally, the European sovereign debt crisis, as well as concerns over US debt levels and the federal budget process that led to the downgrade of US sovereign debt in 2011 and the temporary shutdown of many federal governmental operations in October 2013, have not been permanently resolved. Our financial condition and results of operations could be materially adversely affected if these conditions do not improve, or if they stagnate or worsen. Further, various countries in which we operate or invest have experienced severe economic disruptions particular to that country or region, including extreme currency fluctuations, high inflation, or low or negative growth, among other negative conditions. In 2013, concerns about weaknesses in the economic and fiscal condition of certain European countries, including Croatia, Cyprus, Greece, Ireland, Italy, Portugal and Spain, continued, especially with regard to how such weaknesses might affect other economies as well as financial institutions (including us) which lent funds to or did business with or in those countries. Continued concern about the European sovereign debt crisis could cause disruptions in market conditions in Europe and around the world. Economic disruption in other countries, even in countries in which we do not currently conduct business or have operations, could adversely affect our businesses and results.
Adverse market and economic conditions continue to create a challenging operating environment for financial services companies. In particular, the impact of interest and currency exchange rates, the risk of geopolitical events, fluctuations in commodity prices, the European sovereign debt crisis and the US federal debt crisis have affected financial markets and the economy. In recent years, the low interest rate environment has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios. In addition, movements in equity markets have affected the value of our trading and non-trading equity portfolios, while the strength of the Swiss franc has adversely affected our revenues and net income.
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
Unfavorable market or economic conditions have affected our businesses over the last few years, including the low interest rate environment, continued cautious investor behavior and subdued mergers and acquisitions activity. These negative factors have been reflected in lower commissions and fees from our client-flow sales and trading and asset management activities, including commissions and fees that are based on the value of our clients’ portfolios. Investment performance that is below that of competitors or asset management benchmarks could result in a decline in assets under management and related fees and make it harder to attract new clients. There has been a fundamental shift in client demand away from more complex products and significant client deleveraging, and our Private Banking & Wealth Management division’s results of operations have been and could continue to be adversely affected as long as this continues.
Adverse market or economic conditions have also negatively affected our private equity investments since, if a private equity investment substantially declines in value, we may not receive any increased share of the income and gains from such investment (to which we are entitled in certain cases when the return on such investment exceeds certain threshold returns), may be obligated to return to investors previously received excess carried interest payments and may lose our pro rata share of the capital invested. In addition, it could become more difficult to dispose of the investment, as even investments that are performing well may prove difficult to exit.
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

We may incur significant losses in the real estate sector
We finance and acquire principal positions in a number of real estate and real estate-related products, primarily for clients, and originate loans secured by commercial and residential properties. As of December 31, 2013, our real estate loans (as reported to the SNB) totaled approximately CHF 137 billion. We also securitize and trade in commercial and residential real estate and real estate-related whole loans, mortgages, and other real estate and commercial assets and products, including >>>commercial and >>>residential mortgage-backed securities. Our real estate-related businesses and risk exposures could continue to be adversely affected by any downturn in real estate markets, other sectors and the economy as a whole. In particular, the risk of potential price corrections in the real estate market in certain areas of Switzerland could have a material adverse effect on our real estate-related businesses.

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

Credit risk
We may suffer significant losses from our credit exposures
Our businesses are subject to the fundamental risk that borrowers and other counterparties will be unable to perform their obligations. Our credit exposures exist across a wide range of transactions that we engage in with a large number of clients and counterparties, including lending relationships, commitments and letters of credit, as well as derivative, currency exchange and other transactions. Our exposure to credit risk can be exacerbated by adverse economic or market trends, as well as increased volatility in relevant markets or instruments. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. Any inability to reduce these positions may not only increase the market and credit risks associated with such positions, but also increase the level of >>>risk-weighted assets on our balance sheet, thereby increasing our capital requirements, all of which could adversely affect our businesses.
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

We have experienced in the past, and may in the future experience, competitive pressure to assume longer-term credit risk, extend credit against less liquid collateral and price derivative instruments more aggressively based on the credit risks that we take. We expect our capital and liquidity requirements, and those of the financial services industry, to increase as a result of these risks.

Defaults by a large financial institution could adversely affect financial markets generally and us specifically
Concerns or even rumors about or a default by one institution could lead to significant liquidity problems, losses or defaults by other institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships between institutions. This risk is sometimes referred to as systemic risk. Concerns about defaults by and failures of many financial institutions, particularly those with significant exposure to the eurozone, continued in 2013 and could continue to lead to losses or defaults by financial institutions and financial intermediaries with which we interact on a daily basis, such as clearing agencies, clearing houses, banks, securities firms and exchanges. Our credit risk exposure will also increase if the collateral we hold cannot be realized upon or can only be liquidated at prices insufficient to cover the full amount of exposure.

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

Risks from estimates and valuations
We make estimates and valuations that affect our reported results, including measuring the >>>fair value of certain assets and liabilities, establishing provisions for contingencies and losses for loans, litigation and regulatory proceedings, accounting for goodwill and intangible asset impairments, evaluating our ability to realize deferred tax assets, valuing equity-based compensation awards, modeling our risk exposure and calculating expenses and liabilities associated with our pension plans. These estimates are based upon judgment and available information, and our actual results may differ materially from these estimates.
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

Risks relating to off-balance sheet entities
We enter into transactions with special purpose entities (SPEs) in our normal course of business, and certain SPEs with which we transact business are not consolidated and their assets and liabilities are off-balance sheet. We may have to exercise significant management judgment in applying relevant accounting consolidation standards, either initially or after the occurrence of certain events that may require us to reassess whether consolidation is required. Accounting standards relating to consolidation, and their interpretation, have changed and may continue to change. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital and leverage ratios.
> Refer to “Off-balance sheet” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and contractual obligations for information on our transactions with and commitments to SPEs.

Cross-border and CURRENCY exchange risk
Cross-border risks may increase market and credit risks we face
Country, regional and political risks are components of market and credit risk. Financial markets and economic conditions generally have been and may in the future be materially affected by such risks. Economic or political pressures in a country or region, including those arising from local market disruptions, currency crises, monetary controls or other factors, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign currency or credit and, therefore, to perform their obligations to us, which in turn may have an adverse impact on our results of operations.

We may face significant losses in emerging markets
As a global financial services company doing business in emerging markets, we are exposed to economic instability in emerging market countries. We monitor these risks, seek diversity in the sectors in which we invest and emphasize client-driven business. Our efforts at limiting emerging market risk, however, may not always succeed.

Currency fluctuations may adversely affect our results of operations
We are exposed to risk from fluctuations in exchange rates for currencies, particularly the US dollar. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc, which is the primary currency of our financial reporting. Our capital is also stated in Swiss francs and we do not fully hedge our capital position against changes in currency exchange rates. The Swiss franc remained strong against the US dollar and euro in 2013. The appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may have such an effect in the future.

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
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for information relating to these and other legal and regulatory proceedings involving our Investment Banking and other businesses.

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

Regulatory changes may adversely affect our business and ability to execute our strategic plans
As a participant in the financial services industry, we are subject to extensive regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland, the EU, the UK, the US and other jurisdictions in which we operate around the world. Such regulation is increasingly more extensive and complex and, in recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have all increased significantly and may increase further. These regulations often serve to limit our activities, including through the application of increased capital, leverage and liquidity requirements, customer protection and market conduct regulations and direct or indirect restrictions on the businesses in which we may operate or invest. Such limitations can have a negative effect on our business and our ability to implement strategic initiatives. To the extent we are required to divest certain businesses, we could incur losses, as we may be forced to sell such businesses at a discount, which in certain instances could be substantial, as a result of both the constrained timing of such sales and the possibility that other financial institutions are liquidating similar investments at the same time.
Since 2008, regulators and governments have focused on the reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices (including tax levies) and measures to address systemic risk, including potentially ring-fencing certain activities and operations within specific legal entities. We are already subject to extensive regulation in many areas of our business and expect to face increased regulation and regulatory scrutiny and enforcement. We expect such increased regulation to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, as well as affecting our ability to conduct certain businesses, which could adversely affect our profitability and competitive position. Variations in the details and implementation of such regulations may further negatively affect us, as certain requirements currently are not expected to apply equally to all of our competitors or to be implemented uniformly across jurisdictions.
For example, the additional requirements related to minimum regulatory capital, leverage ratios and liquidity measures imposed by >>>Basel III, together with more stringent requirements imposed by the Swiss >>>“Too Big To Fail” legislation and its implementing ordinances and related actions by our regulators, have contributed to our decision to reduce >>>risk-weighted assets and the size of our balance sheet, and could potentially impact our access to capital markets and increase our funding costs. In addition, the ongoing implementation in the US of the provisions of the Dodd-Frank Act, including the “Volcker Rule”, derivatives regulation, and other regulatory developments described in “Regulation and supervision”, have imposed, and will continue to impose, new regulatory burdens on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. New CFTC and SEC rules could materially increase the operating costs, including compliance, information technology and related costs, associated with our derivatives businesses with US persons, while at the same time making it more difficult for us to transact derivatives business outside the US. Further, in February 2014, the Fed enacted a final rule under the Dodd-Frank Act that created a new framework for regulation of the US operations of foreign banking organizations such as ours. Although the final impact of the new rule cannot be fully predicted at this time, it is expected to result in our incurring additional costs and to affect the way we conduct our business in the US, including by requiring us to create a single US intermediate holding company. Similarly, recently enacted and possible future cross-border tax regulation with extraterritorial effect, such as the US Foreign Account Tax Compliance Act, and bilateral tax treaties, such as Switzerland’s treaties with the UK and Austria, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. Finally, implementation of EMIR, CRD IV and the proposed revisions to MiFID II may negatively affect our business activities. If Switzerland does not pass legislation that is deemed equivalent to EMIR and MiFID II in a timely manner, Swiss banks, including us, may be limited from participating in businesses regulated by such laws.
We expect the financial services industry, including us, to continue to be affected by the significant uncertainty over the scope and content of regulatory reform in 2014 and beyond. Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, may adversely affect our results of operations.
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
> Refer to “Regulation and supervision” for a description of our regulatory regime and a summary of some of the significant regulatory and government reform proposals affecting the financial services industry as well as to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for information regarding our current regulatory framework and expected changes to this framework affecting capital and liquidity standards.

Swiss resolution proceedings may affect our shareholders and creditors
Pursuant to Swiss banking laws, >>>FINMA has broad powers and discretion in the case of resolution proceedings with respect to a Swiss bank, such as Credit Suisse AG. These broad powers include the power to cancel Credit Suisse AG’s outstanding equity (which currently is Credit Suisse Group AG’s primary asset), convert debt instruments and other liabilities of Credit Suisse AG into equity and cancel such liabilities in whole or in part. As of the date hereof, FINMA’s broad resolution powers apply only to duly licensed banks in Switzerland such as Credit Suisse AG, and not to a parent company of a financial group such as Credit Suisse Group AG. However, a consultation process was recently launched regarding a proposed amendment to the Bank Law that would extend the scope of the Swiss bank resolution regime thereunder to Swiss parent companies of financial groups and certain other unregulated Swiss-domiciled companies belonging to a financial group. It is not possible to predict whether or when any such amendment will be enacted, what final form it would take and what effect it could have on shareholders or creditors of Credit Suisse Group AG or Credit Suisse Group AG generally. However, if the Bank Law were amended so that the same resolution regime that currently applies to Credit Suisse AG were to apply to Credit Suisse Group AG, FINMA would be able to exercise its resolution powers thereunder to, among other things, cancel Credit Suisse Group AG’s outstanding equity, convert debt instruments and other liabilities of Credit Suisse Group AG into equity and cancel such liabilities in whole or in part in restructuring proceedings.
> Refer to “Recent regulatory developments and proposals – Switzerland” and “Regulatory framework – Switzerland – Resolution regime” in Regulation and supervision for a description of the current resolution regime under Swiss banking laws as it applies to Credit Suisse AG.

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

Legal restrictions on our clients may reduce the demand for our services
We may be materially affected not only by regulations applicable to us as a financial services company, but also by regulations and changes in enforcement practices applicable to our clients. Our business could be affected by, among other things, existing and proposed tax legislation, antitrust and competition policies, corporate governance initiatives and other governmental regulations and policies, and changes in the interpretation or enforcement of existing laws and rules that affect business and the financial markets. For example, focus on tax compliance and changes in enforcement practices could lead to asset outflows (primarily from customers in mature Western European markets) from our Wealth Management Clients business in Switzerland.

Any conversion of our convertible capital instruments will dilute the ownership interests of existing shareholders
Under Swiss regulatory capital rules, we are required to issue a significant amount of contingent capital instruments, certain of which will convert into common equity upon the occurrence of specified triggering events, including our Basel III CET1 ratio falling below prescribed thresholds, or a determination by FINMA that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent. We have already issued in the aggregate an equivalent of CHF 8.1 billion in principal amount of such convertible contingent capital, and we may issue more such convertible contingent capital in the future. The conversion of some or all of our convertible contingent capital due to the occurrence of a triggering event will result in the dilution of the ownership interests of our then existing shareholders, which dilution could be substantial. Additionally, any conversion, or the anticipation of the possibility of a conversion, could depress the market price of our ordinary shares.
> Refer to “Banking relationships and related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance for more information on the triggering events related to our convertible contingent capital instruments.

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
> Refer to “Reputational risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for more information.

We must recruit and retain highly skilled employees
Our performance is largely dependent on the talents and efforts of highly skilled individuals. Competition for qualified employees is intense. We have devoted considerable resources to recruiting, training and compensating employees. Our continued ability to compete effectively in our businesses depends on our ability to attract new employees and to retain and motivate our existing employees. The continued public focus on compensation practices in the financial services industry, and related regulatory changes, may have an adverse impact on our ability to attract and retain highly skilled employees. In particular, new limits on the amount and form of executive compensation imposed by recent regulatory initiatives, including the Ordinance Against Excessive Compensation in Switzerland and the implementation of CRD IV in the UK, could potentially have an adverse impact on our ability to retain certain of our most highly skilled employees and hire new qualified employees in certain businesses.

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

Risks relating to our strategy
We may not achieve all of the expected benefits of our strategic initiatives
In light of increasing regulatory and capital requirements and continued challenging market and economic conditions, to optimize our use of capital and improve our cost structure we have continued to adapt our client-focused, capital-efficient strategy and have implemented new cost-savings measures while decreasing the size of our balance sheet and reducing our >>>risk-weighted assets. In the fourth quarter of 2013, we created non-strategic units within our Investment Banking and Private Banking & Wealth Management divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in this report, could limit our ability to achieve some or all of the expected benefits of these initiatives.
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
We may also seek to engage in new joint ventures and strategic alliances. Although we endeavor to identify appropriate partners, our joint venture efforts may prove unsuccessful or may not justify our investment and other commitments.

We have announced a program to evolve our legal entity structure and cannot predict its final form or potential effects
In November 2013, we announced key components of our program to evolve our legal entity structure. The program is designed to meet developing and future regulatory requirements. Subject to further analysis and approval by >>>FINMA, implementation of the program is underway, with a number of key components expected to be implemented from mid-2015. This program remains subject to a number of uncertainties that may affect its feasibility, scope and timing. In addition, significant legal and regulatory changes affecting us and our operations may require us to make further changes in our legal structure. The implementation of these changes will require significant time and resources and may potentially increase operational, capital, funding and tax costs as well as our counterparties’ credit risk.
> Refer to “Evolution of legal entity structure” in II – Operating and financial review – Credit Suisse – Information and developments for further information on our legal entity structure.

Operating and financial review
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Critical accounting estimates

Operating environment

Economic conditions improved in 2013, first in the US and then in Europe. Growth in emerging markets slowed, with China showing signs of stabilization. Equity markets ended the year higher. Interest rates remained low despite government bond yields rising over the course of the year. The performance of the US dollar against most major currencies was mixed.

Economic environment
Global gross domestic product growth improved in 2013 as economic indicators showed solid improvement and the risks of a renewed eurozone crisis waned. In the US, the unemployment rate fell to 6.7% by the end of the year, a five year low, and the housing market continued to improve. The eurozone economy began its recovery in the second half of the year and economic indicators remained consistent with ongoing expansion. The overall growth trend in emerging markets decelerated, and China showed signs of stabilization. Inflation fell in most developed countries; however, there was continued inflationary pressure in emerging markets.
The US Federal Reserve (Fed) announced after its June 2013 meeting that it might reduce the pace of its monthly financial asset purchases associated with its quantitative easing program later in the year, but it continued to signal its intent to keep rates low for the foreseeable future. Meanwhile, both the European Central Bank (ECB) and the Bank of England committed to keep interest rates low for a prolonged period. The ECB cut its main refinancing rate in two steps by 0.5%. Central banks in Brazil and Indonesia, on the other hand, increased interest rates in reaction to declining exchange rates and increasing inflationary pressure. The Bank of Japan announced a massive monetary stimulus program in April in order to achieve a 2% inflation target within two years. As part of the program the monetary base is targeted to almost double by year-end 2014.
Early in the year, equity markets benefited from easy monetary conditions and generally improved corporate earnings as well as moderately increased mergers and acquisitions (M&A) activity. However, renewed uncertainties over the election outcome in Italy combined with the Cyprus bail-out slowed momentum. By mid-year, fears of slowing economic growth, less monetary easing by the Fed and rising interest rates had contributed to underperformance in cyclical stocks, such as materials and energy company shares, and emerging markets. US markets and most European markets were resilient overall. Through the rest of the year, global equity markets had a strong performance, with most regions and all sectors posting solid gains. Equity market volatility, as indicated by the Chicago Board Options Exchange Market Volatility Index (VIX), started to increase in June, but then decreased through year-end despite a temporary spike at the end of August (refer to the charts “Equity markets”). The Credit Suisse Hedge Fund Index increased 9.7% in 2013.

In fixed income, major benchmark government bond yields were volatile, increasing significantly until the beginning of September. Following the Fed’s mid-September announcement to maintain its pace of monthly asset purchases at USD 85 billion, yields declined and started to increase again through the end of the year when the Fed announced in mid-December its decision to reduce the pace of its monthly asset purchases to USD 75 billion. The fixed income market also reflected forward guidance from other central banks for low interest rates (refer to the charts “Yield curves”). High yield spreads tightened from their highs reached in June and posted a positive performance in 2013 (refer to the chart “Credit spreads”). Emerging market sovereign spreads were volatile, especially as exchange rate volatility affected those in local currency. Overall, emerging market hard currency and local currency bonds posted modest losses in 2013.
The US dollar had a mixed performance against most major currencies in 2013. The euro, Swiss franc and British pound appreciated versus the US dollar. The Swiss National Bank (SNB) maintained its minimum exchange rate for the euro against the Swiss franc at 1.20. Commodity currencies, such as the Australian and Canadian dollars, weakened versus the US dollar on lower growth and accommodative central bank policy. Emerging market economies, such as Brazil, India, South Africa and Turkey, experienced pressure on their foreign exchange rates as US yields increased. The Japanese yen continued to weaken against the US dollar in 2013.
With US yields rising and Chinese growth stabilizing, the environment for commodities has been challenging. Commodity markets generally benefited from stronger growth and suffered from rising bond yields. In 2013, the overall commodity index as measured by the Credit Suisse Commodity Benchmark finished the year 1.8% lower. Energy prices ended the year higher with the US benchmark West Texas Intermediate oil price gaining 5.6%. Gold was among the worst performing commodities during the year, with prices falling more than 28% to almost USD 1,200.

Market volumes (growth in % year on year)
2013	Global	Europe
Equity trading volume [1]	(3)	–
Announced mergers and acquisitions [2]	8	3
Completed mergers and acquisitions [2]	2	23
Equity underwriting [2]	32	41
Debt underwriting [2]	1	10
Syndicated lending - investment-grade [2]	14	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ.
2 Dealogic.

Sector environment
The banking sector benefited from central bank measures while it continued to transition to new regulatory requirements. Global banks took significant steps to restructure businesses and decrease costs while also taking measures to increase capital and liquidity ratios. North American bank stocks performed in-line with global equity indices and ended the year 25% higher. European bank stocks finished the year 21% higher (refer to the charts “Equity markets”).
Private banking clients maintained a cautious investment stance amid prevailing market uncertainty, with cash deposits remaining high despite low interest rates. Equity funds witnessed strong net inflows in 2013. In contrast, fixed income funds saw large withdrawals especially in the second half of the year. In Switzerland, concerns about the real estate market overheating in certain areas remained pronounced, with the SNB reiterating concerns about the buildup of imbalances in mortgage and real estate markets. The wealth management sector continued to adapt to further industry-specific regulatory changes.
In investment banking, equity trading volume was comparable to 2012. Trading volumes in Europe were generally higher, while volumes in the US decreased. US fixed income volumes were slightly lower compared to 2012, with weaker federal agency and mortgage backed volumes being partially offset by higher treasuries and corporate volumes. Compared to 2012, activity from global completed M&A volumes increased slightly and global announced M&A volumes rose 8%. Global equity underwriting volumes increased significantly and global debt underwriting volumes remained stable, both compared to 2012.

Credit Suisse

In 2013, we recorded net income attributable to shareholders of CHF 2,326 million. Diluted earnings per share from continuing operations were CHF 1.14 and return on equity attributable to shareholders was 5.7%.
As of the end of 2013, our CET1 ratio under Basel III was 15.7% and 10.0% on a look-through basis. Our risk-weighted assets decreased 6% compared to 2012 to CHF 273.8 billion.

Results
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net interest income	8,115	7,143	6,426	14	11
Commissions and fees	13,226	12,724	12,638	4	1
Trading revenues	2,739	1,196	5,021	129	(76)
Other revenues	1,776	2,548	1,806	(30)	41
Net revenues	25,856	23,611	25,891	10	(9)
Provision for credit losses	167	170	187	(2)	(9)
Compensation and benefits	11,256	12,303	13,001	(9)	(5)
General and administrative expenses	8,599	7,246	7,293	19	(1)
Commission expenses	1,738	1,702	1,939	2	(12)
Total other operating expenses	10,337	8,948	9,232	16	(3)
Total operating expenses	21,593	21,251	22,233	2	(4)
Income from continuing operations before taxes	4,096	2,190	3,471	87	(37)
Income tax expense	1,276	465	656	174	(29)
Income from continuing operations	2,820	1,725	2,815	63	(39)
Income/(loss) from discontinued operations	145	(40)	(25)	–	60
Net income	2,965	1,685	2,790	76	(40)
Net income attributable to noncontrolling interests	639	336	837	90	(60)
Net income/(loss) attributable to shareholders	2,326	1,349	1,953	72	(31)
of which from continuing operations	2,181	1,389	1,978	57	(30)
of which from discontinued operations	145	(40)	(25)	–	60
Earnings per share (CHF)
Basic earnings per share from continuing operations	1.14	0.82	1.34	39	(39)
Basic earnings per share	1.22	0.79	1.32	54	(40)
Diluted earnings per share from continuing operations	1.14	0.82	1.34	39	(39)
Diluted earnings per share	1.22	0.79	1.32	54	(40)
Return on equity (%)
Return on equity attributable to shareholders	5.7	3.9	6.0	–	–
Return on tangible equity attributable to shareholders [1]	7.2	5.2	8.1	–	–
Number of employees (full-time equivalents)
Number of employees	46,000	47,400	49,700	(3)	(5)
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	2013	2012	2011	2013	2012	2011	2013	2012	2011
Statements of operations (CHF million)
Net revenues	25,217	23,251	25,095	639	360	796	25,856	23,611	25,891
Provision for credit losses	167	170	187	0	0	0	167	170	187
Compensation and benefits	11,221	12,267	12,939	35	36	62	11,256	12,303	13,001
General and administrative expenses	8,587	7,224	7,271	12	22	22	8,599	7,246	7,293
Commission expenses	1,738	1,702	1,939	0	0	0	1,738	1,702	1,939
Total other operating expenses	10,325	8,926	9,210	12	22	22	10,337	8,948	9,232
Total operating expenses	21,546	21,193	22,149	47	58	84	21,593	21,251	22,233
Income from continuing operations before taxes	3,504	1,888	2,759	592	302	712	4,096	2,190	3,471
Income tax expense	1,276	465	656	0	0	0	1,276	465	656
Income from continuing operations	2,228	1,423	2,103	592	302	712	2,820	1,725	2,815
Income/(loss) from discontinued operations	145	(40)	(25)	0	0	0	145	(40)	(25)
Net income	2,373	1,383	2,078	592	302	712	2,965	1,685	2,790
Net income attributable to noncontrolling interests	47	34	125	592	302	712	639	336	837
Net income attributable to shareholders	2,326	1,349	1,953	0	0	0	2,326	1,349	1,953
Statement of operations metrics (%)
Cost/income ratio	85.4	91.1	88.3	–	–	–	83.5	90.0	85.9
Pre-tax income margin	13.9	8.1	11.0	–	–	–	15.8	9.3	13.4
Effective tax rate	36.4	24.6	23.8	–	–	–	31.2	21.2	18.9
Net income margin [1]	9.2	5.8	7.8	–	–	–	9.0	5.7	7.5
1 Based on amounts attributable to shareholders.

Differences between Group and Bank
Except where noted, the business of the Bank is substantially the same as the business of Credit Suisse Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management, and hedging activities relating to share-based compensation awards. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.
> Refer to “Note 40 – Subsidiary guarantee information” in V – Consolidated financial statements – Credit Suisse Group for further information on the Bank.

Differences between Group and Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising capital

Comparison of consolidated statements of operations
	Group			Bank
in	2013	2012	2011	2013	2012	2011
Statements of operations (CHF million)
Net revenues	25,856	23,611	25,891	25,330	23,178	24,853
Total operating expenses	21,593	21,251	22,233	21,567	21,108	22,219
Income from continuing operations before taxes	4,096	2,190	3,471	3,670	1,982	2,511
Income tax expense	1,276	465	656	1,177	447	444
Income from continuing operations	2,820	1,725	2,815	2,493	1,535	2,067
Income/(loss) from discontinued operations	145	(40)	(25)	145	(40)	(25)
Net income	2,965	1,685	2,790	2,638	1,495	2,042
Net income/(loss) attributable to noncontrolling interests	639	336	837	860	(600)	901
Net income attributable to shareholders	2,326	1,349	1,953	1,778	2,095	1,141

Comparison of consolidated balance sheets
	Group		Bank
end of	2013	2012	2013	2012
Balance sheet statistics (CHF million)
Total assets	872,806	924,280	854,412	908,160
Total liabilities	825,640	881,996	810,849	865,999

Capitalization and indebtedness
	Group		Bank
end of	2013	2012	2013	2012
Capitalization and indebtedness (CHF million)
Due to banks	23,108	31,014	23,147	30,574
Customer deposits	333,089	308,312	321,851	297,690
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	132,721	94,032	132,721
Long-term debt	130,042	148,134	126,641	146,997
Other liabilities	245,369	261,815	245,178	258,017
Total liabilities	825,640	881,996	810,849	865,999
Total equity	47,166	42,284	43,563	42,161
Total capitalization and indebtedness	872,806	924,280	854,412	908,160

Capital adequacy – Basel III
	Group		Bank
end of	2013	2012	2013	2012
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	42,989	41,500	38,028	36,717
Total tier 1 capital	46,061	44,357	41,105	40,477
Total eligible capital	56,288	51,519	52,066	49,306
Capital ratios (%)
CET1 ratio	15.7	14.2	14.4	13.0
Tier 1 ratio	16.8	15.2	15.6	14.3
Total capital ratio	20.6	17.6	19.7	17.5

Dividends of the Bank to the Group
end of	2013		2012
Per share issued (CHF)
Dividend [1,2]	0.00	[3]	0.23
The Bank’s total share capital is fully paid and consisted of 4,399,665,200 and 43,996,652 registered shares as of December 31, 2013 and 2012, respectively. The increase in number of shares reflects the split of the par value per share from CHF 100 to CHF 1 effective November 19, 2013.

1 Dividends are determined in accordance with Swiss law and the Bank's articles of incorporation.
2 In 2011, 2010 and 2009, dividends per share issued were CHF 0.23, CHF 0.23 and CHF 68.19, respectively.
3 Proposal of the Board of Directors to the annual general meeting of the Bank for a dividend of CHF 10 million.

Information and developments
Format of presentation and changes in reporting
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, the >>>Basel Committee on Banking Supervision >>>Basel III framework was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Our calculations of year-end 2012 capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
References to Swiss leverage exposure refer to the aggregate of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons.
> Refer to “Swiss leverage ratios” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital metrics under Swiss requirements for further information.

Beginning in the first quarter of 2013, assets within the Private Banking & Wealth Management and Investment Banking segments exclude intra-Group balances between the segments. Prior periods have been reclassified to conform to the current presentation.

Introduction of non-strategic units
In the fourth quarter of 2013, we created non-strategic units within our Private Banking & Wealth Management and Investment Banking divisions and separated non-strategic items in the Corporate Center to further accelerate our reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on our strategic businesses and growth initiatives. The results are disclosed separately within the divisional results and we have implemented a governance structure to accelerate position and expense reductions. We believe this new reporting structure, which clearly delineates between strategic and non-strategic results, enhances the transparency of our financial disclosures while providing increased focus on our strategic businesses within the business divisions and on the Group level. Prior periods have been restated to conform to the current presentation.
We decided to retain these non-strategic units within the divisions, rather than establishing a single non-strategic unit, so as to benefit from senior management’s expertise and focus. The non-strategic units have separate management within each division and a clear governance structure through the establishment of a Non-Strategic Oversight Board. As a result, we expect that the establishment of these non-strategic units will drive further reductions in Swiss leverage exposure and >>>risk-weighted assets. It is also expected to free up capital for future growth in Private Banking & Wealth Management, accelerating a move towards a more balanced capital allocation between Investment Banking and Private Banking & Wealth Management, and to allow us to return capital to our shareholders.
Non-strategic activities and positions are defined as:

– activities with significant capital absorption under new regulations and returns below expectations;
– activities with significant leverage exposures identified for de-risking;
– activities no longer feasible or economically attractive under emerging regulatory frameworks;
– assets and liabilities of business activities we are winding down;
– infrastructure associated with activities deemed non-strategic or redundant; and
– other items reported in the Corporate Center, which we do not consider representative of our core performance.

In Private Banking & Wealth Management, we established a non-strategic unit which includes positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products.

In Investment Banking, we transferred into the divisional non-strategic unit our fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
In the Corporate Center, we separately present non-strategic items, which we do not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at >>>fair value, certain business realignment costs and IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit. Corporate Center items previously disclosed as adjustments from our reported to underlying results are now presented as non-strategic items, with the exception of business divisions’ non-strategic realignment costs, which beginning in the fourth quarter of 2013 are reported directly in the relevant divisional non-strategic unit. Strategic business division realignment costs will continue to be reported in the Corporate Center.

Discontinued operations
In the third quarter of 2013, the Private Banking & Wealth Management division completed the sales of its exchange-traded funds (ETF) business and Strategic Partners, and announced the sale of Customized Fund Investment Group (CFIG), which was completed in January 2014. In the fourth quarter of 2013, the division announced the sale of its domestic private banking business booked in Germany to ABN AMRO, which is expected to close in 2014. These transactions qualify for discontinued operations treatment under accounting principles generally accepted in the US (US GAAP), and revenues and expenses of these businesses and the relevant gains on disposal are classified as discontinued operations in the Group’s consolidated statements of operations. In the Private Banking & Wealth Management segment, the gains and expenses related to the business disposals are included in the segment’s non-strategic results. The reclassification of the revenues and expenses from the segment results to discontinued operations for reporting at the Group level is effected through the Corporate Center. Prior periods for the Group’s results have been restated to conform to the current presentation.

Significant litigation matters in 2013
On March 21, 2014, we entered into an agreement with the Federal Housing Finance Agency (FHFA) to settle litigation claims related to the sale of approximately USD 16.6 billion of residential mortgage-backed securities between 2005 and 2007. Under the terms of the agreement, we will pay USD 885 million to resolve all claims in two pending securities lawsuits filed by the FHFA against us.
For 2013, we recorded litigation provisions of CHF 600 million in our Private Banking & Wealth Management division in connection with the US tax matter, where we continue to work towards a resolution, including CHF 175 million in connection with the settlement with the SEC in February 2014.
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on litigation.

Board of Directors and management changes
At our Annual General Meeting (AGM) in April 2013, shareholders elected Kai S. Nargolwala as a new member to the Board of Directors, and re-elected Noreen Doyle and Jassim Bin Hamad J.J. Al Thani, each for a term of three years. Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz retired from the Board of Directors at the 2013 AGM.
As of December 31, 2013, Tobias Guldimann stepped down from the Executive Board and his position as Chief Risk Officer. Effective January 1, 2014, Joachim Oechslin assumed the role of Chief Risk Officer and joined the Executive Board.

Capital distribution proposal
At the AGM on May 9, 2014, the Board of Directors will propose a cash distribution of CHF 0.70 per share to be paid out of reserves from capital contributions for the financial year 2013. The distribution out of reserves from capital contributions will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment.

Share issuances
In the second quarter of 2013, we issued 200.0 million Group shares out of conditional, conversion and authorized capital in connection with the conversion of mandatory and contingent convertible securities (MACCS). The shares were delivered on April 8, 2013.
At the 2013 AGM, shareholders approved a distribution in the form of CHF 0.10 per registered share in cash and in the form of new shares with an equivalent value of approximately CHF 0.65 per registered share for the 2012 financial year. As a result, we issued 37.6 million new Group shares out of authorized capital in May 2013.
We also issued 37.8 million new Group shares in connection with share-based compensation awards in 2013.
> Refer to “Additional share information” in V – Consolidated financial statements – Credit Suisse Group – Note 25 – Accumulated other comprehensive income and additional share information for further information on share issuances.

Evolution of legal entity structure
Since 2012, we have been developing a program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements. This has been prepared in discussion with our primary regulator >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) and will address regulations in Switzerland, the US and the UK with respect to future requirements for global recovery and resolution planning by systemically important banks such as Credit Suisse that will facilitate resolution of an institution in the event of a failure. We expect these changes will result in a substantially less complex and more efficient operating infrastructure for the Group. Furthermore, Swiss banking law provides for the possibility of a limited reduction in capital requirements in the event of an improvement in resolvability which this program intends to deliver.
The key components of the program are:

– in Switzerland we plan to create a subsidiary for our Swiss-booked business (primarily wealth management, retail and corporate and institutional clients as well as the product and sales hub in Switzerland);
– our UK operations will remain the hub of our European investment banking business and we are planning that our two principal UK operating subsidiaries will be consolidated into a single subsidiary. The program will look to align non-European business to the appropriate entities in the Americas and in Asia Pacific;
– in the US, our existing broker-dealer subsidiary is planned to remain a subsidiary of our existing US holding company. The holding company will hold its US-based operating businesses and be subject to the Fed final rules for supervision of foreign banking operations in the US. Additionally, subject to US regulatory approvals, our US derivatives business, currently booked in one of the above noted UK operating subsidiaries, is anticipated to be transferred to the existing US broker-dealer;
– we intend to create a separately capitalized global infrastructure legal entity in Switzerland and a US subsidiary of the above noted US holding company. In principle, these will include all Shared Services functions; and
– once the legal framework is finalized, we plan to issue bail-in eligible debt out of the existing Group holding company to enable a single point of entry bail-in resolution strategy.

The program has been approved by the Board of Directors of the Group, but is subject to final approval by FINMA. Implementation of the program is underway, with a number of key components expected to be implemented from mid-2015.

Risk trends
The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank and continued to be a key focus area in 2013. During the year, we took additional steps to adapt our businesses and our risk management approaches and methodologies to the new regulatory requirements. In 2013, overall >>>position risk increased 7%, utilized economic capital increased 4%, average risk management >>>value-at-risk in US dollars for our trading books decreased 27% and our impaired loans decreased 14% to CHF 1.5 billion.
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
> Refer to “Funding” in V – Consolidated financial statements – Credit Suisse Group – Note 5 – Segment information for further information.

Fair valuations
>>>Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

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
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and >>>collateralized debt obligation securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
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
As of the end of 2013, 47% and 33% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets recorded as level 3 declined by CHF 0.6 billion during 2013, primarily reflecting decreases in trading assets and other investments, partially offset by increases in loans and loans held-for-sale. The decrease in trading assets primarily reflected net transfers out of level 3 due to improved observability of pricing data and net settlements, partially offset by realized and unrealized gains. The decrease in other investments primarily reflected net sales, partially offset by realized and unrealized gains. The increase in loans primarily reflected net issuances, partially offset by net transfers out of level 3 due to improved observability of pricing data and net sales. The increase in loans held-for-sale primarily reflected net transfers into level 3 due to limited observability of pricing data and net purchases.
Our level 3 assets, excluding noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 29.8 billion, compared to CHF 29.7 billion as of the end of 2012. As of the end of 2013, these assets comprised 4% of total assets and 8% of total assets measured at fair value, both adjusted on the same basis, compared to 3% and 7% as of the end of 2012, respectively.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.

Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including enhanced capital, leverage and liquidity requirements, changes in compensation practices and measures designed to reduce systemic risk.
> Refer to “Regulation and supervision” in I – Information on the company for further information.

Core Results

For 2013, net income attributable to shareholders was CHF 2,326 million. Net revenues were CHF 25,217 million and total operating expenses were CHF 21,546 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 7,132 million and in our non-strategic businesses we reported a loss from continuing operations before taxes of CHF 3,628 million in 2013.

Results
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net interest income	8,100	7,126	6,398	14	11
Commissions and fees	13,249	12,751	12,670	4	1
Trading revenues	2,750	1,162	4,922	137	(76)
Other revenues	1,118	2,212	1,105	(49)	100
Net revenues	25,217	23,251	25,095	8	(7)
of which strategic results	25,543	25,493	23,454	–	9
of which non-strategic results	(326)	(2,242)	1,641	(85)	–
Provision for credit losses	167	170	187	(2)	(9)
Compensation and benefits	11,221	12,267	12,939	(9)	(5)
General and administrative expenses	8,587	7,224	7,271	19	(1)
Commission expenses	1,738	1,702	1,939	2	(12)
Total other operating expenses	10,325	8,926	9,210	16	(3)
Total operating expenses	21,546	21,193	22,149	2	(4)
of which strategic results	18,316	19,099	19,961	(4)	(4)
of which non-strategic results	3,230	2,094	2,188	54	(4)
Income/(loss) from continuing operations before taxes	3,504	1,888	2,759	86	(32)
of which strategic results	7,132	6,267	3,388	14	85
of which non-strategic results	(3,628)	(4,379)	(629)	(17)	–
Income tax expense	1,276	465	656	174	(29)
Income from continuing operations	2,228	1,423	2,103	57	(32)
Income/(loss) from discontinued operations	145	(40)	(25)	–	60
Net income	2,373	1,383	2,078	72	(33)
Net income attributable to noncontrolling interests	47	34	125	38	(73)
Net income/(loss) attributable to shareholders	2,326	1,349	1,953	72	(31)
of which strategic results	5,065	4,796	2,676	6	79
of which non-strategic results	(2,739)	(3,447)	(723)	(21)	377
Statement of operations metrics (%)
Return on Basel III capital [1]	9.2	4.6	–	–	–
Cost/income ratio	85.4	91.1	88.3	–	–
Pre-tax income margin	13.9	8.1	11.0	–	–
Effective tax rate	36.4	24.6	23.8	–	–
Net income margin [2]	9.2	5.8	7.8	–	–
Number of employees (full-time equivalents)
Number of employees	46,000	47,400	49,700	(3)	(5)
1 Calculated using income after tax denominated in CHF; assumes tax rate of 27% in 2013, 25% in 2012 and capital allocated at 10% of average risk-weighted assets.
2 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	2013	2012	2011	2013	2012	2011	2013	2012	2011
Statements of operations (CHF million)
Net revenues	25,543	25,493	23,454	(326)	(2,242)	1,641	25,217	23,251	25,095
Provision for credit losses	95	127	105	72	43	82	167	170	187
Compensation and benefits	10,506	11,215	11,744	715	1,052	1,195	11,221	12,267	12,939
Total other operating expenses	7,810	7,884	8,217	2,515	1,042	993	10,325	8,926	9,210
Total operating expenses	18,316	19,099	19,961	3,230	2,094	2,188	21,546	21,193	22,149
Income/(loss) from continuing operations before taxes	7,132	6,267	3,388	(3,628)	(4,379)	(629)	3,504	1,888	2,759
Income tax expense/(benefit)	2,020	1,437	587	(744)	(972)	69	1,276	465	656
Income/(loss) from continuing operations	5,112	4,830	2,801	(2,884)	(3,407)	(698)	2,228	1,423	2,103
Income/(loss) from discontinued operations	0	0	0	145	(40)	(25)	145	(40)	(25)
Net income/(loss)	5,112	4,830	2,801	(2,739)	(3,447)	(723)	2,373	1,383	2,078
Net income attributable to noncontrolling interests	47	34	125	0	0	0	47	34	125
Net income/(loss) attributable to shareholders	5,065	4,796	2,676	(2,739)	(3,447)	(723)	2,326	1,349	1,953
Balance sheet statistics (CHF billion)
Risk-weighted assets – Basel III [1]	242,475	255,130	–	23,628	28,980	–	266,103	284,110	–
Total assets	821,207	862,101	978,142	47,975	58,073	66,274	869,182	920,174	1,044,416
Swiss leverage exposure	1,031,316	–	–	99,289	–	–	1,130,605	–	–
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.
Results overview
Core Results include the results of our two segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have significant economic interest (SEI).
Certain reclassifications have been made to prior periods to conform to the current presentation.
> Refer to “Format of presentation and changes in reporting” in Credit Suisse – Information and developments for further information.

2013 versus 2012
In 2013, Core Results net income attributable to shareholders was CHF 2,326 million, up 72% compared to 2012, and net revenues of CHF 25,217 million increased 8% compared to 2012.
Strategic net revenues were stable at CHF 25,543 million compared to 2012, with stable net revenues for Private Banking & Wealth Management, reflecting higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and other revenues. Strategic net revenues for Investment Banking were slightly lower, reflecting decreased revenues in fixed income sales and trading and advisory revenues, partially offset by increased revenues in equity sales and trading and debt and equity underwriting.
In our non-strategic businesses, net revenue losses of CHF 326 million in 2013 improved from net revenue losses of CHF 2,242 million in 2012. An improvement in Corporate Center mainly reflected fair value losses of CHF 315 million from movements in own credit spreads in 2013 compared to fair value losses from movements in own credit spreads of CHF 2,939 million in 2012. Improved results in Investment Banking were driven by portfolio valuation gains and lower funding costs, while a decrease in Private Banking & Wealth Management reflected lower gains on sales of businesses and lower fee-based revenues resulting from those sales.
Provision for credit losses of CHF 167 million reflected net provisions of CHF 152 million in Private Banking & Wealth Management and CHF 13 million in Investment Banking.
Total operating expenses of CHF 21,546 million increased 2% compared to 2012, primarily reflecting 19% higher general and administrative expenses, partially offset by 9% lower compensation and benefits. In strategic businesses, total operating expenses of CHF 18,316 million decreased 4% from 2012, mainly reflecting lower compensation and benefits, driven by lower deferred compensation expense from prior-year awards and lower salary expenses, reflecting lower headcount. In non-strategic businesses, total operating expenses of CHF 3,230 million increased 54% from 2012, primarily reflecting higher general and administrative expenses, partially offset by a decrease in compensation and benefits. The increase in general and administrative expenses was primarily due to substantially higher litigation provisions in Investment Banking and Private Banking & Wealth Management. In 2013, we recorded provisions of CHF 1,117 million in connection with mortgage-related matters, including in connection with the agreement with the Federal Housing Finance Agency (FHFA) on March 21, 2014 to settle certain litigation relating to mortgage-backed securities, and CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014.
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on litigation.

The Core Results effective tax rate was 36.4% in 2013, compared to 24.6% in 2012. The effective tax rate for full-year 2013 was mainly impacted by the geographical mix of results, an increase and a re-assessment in deferred tax balances in Switzerland and also reflected changes in valuation allowances against deferred tax assets mainly in the UK. In addition, the tax charge was negatively affected by the impact of the change in UK corporation tax from 23% to 20%. Overall, net deferred tax assets decreased CHF 1,181 million to CHF 5,791 million during 2013.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

2012 versus 2011
In 2012, Core Results net income attributable to shareholders was CHF 1,349 million, down 31% compared to 2011, and net revenues of CHF 23,251 million in 2012 decreased 7% compared to 2011.
Strategic net revenues increased 9% to CHF 25,493 million compared to 2011. An increase in Investment Banking was primarily driven by substantially improved performance in our fixed income sales and trading business and higher revenues in our underwriting and advisory franchises. Strategic net revenues for Private Banking & Wealth Management were stable, reflecting lower recurring commissions and fees offset by slightly higher transaction- and performance-based revenues and higher other revenues.
In our non-strategic businesses, net revenues decreased from CHF 1,641 million in 2011 to net revenue losses of CHF 2,242 million in 2012. A decrease in Corporate Center mainly reflected fair value losses of CHF 2,939 million from movements in own credit spreads in 2012 compared to fair value gains from movements in own credit spreads of CHF 1,616 million in 2011. A decrease in Investment Banking was driven by increased losses from the fixed income wind-down portfolio and higher funding costs. An increase in Private Banking & Wealth Management was primarily due to the gain of CHF 384 million in 2012 on the sale of our ownership interest in Aberdeen Asset Management (Aberdeen).
Provision for credit losses of CHF 170 million reflected net provisions of CHF 182 million in Private Banking & Wealth Management and releases of CHF 12 million in Investment Banking in 2012.
Total operating expenses of CHF 21,193 million were down 4% compared to 2011, primarily reflecting 5% lower compensation and benefits and 12% lower commission expenses. In strategic businesses, total operating expenses of CHF 19,099 million decreased 4% from 2011, mainly reflecting lower compensation and benefits, driven by lower deferred compensation expense from prior-year awards, lower salary expenses, reflecting lower headcount, and lower discretionary performance-related compensation expense. In non-strategic businesses, total operating expenses of CHF 2,094 million decreased 4% from 2011, primarily due to lower compensation and benefits.
The Core Results effective tax rate was 24.6% in 2012, compared to 23.8% in 2011. The effective tax rate for full-year 2012 was mainly impacted by the geographical mix of results, an increase and a re-assessment in deferred tax balances in Switzerland and the release of tax contingency accruals. The effective tax rate also reflected changes in valuation allowances against deferred tax assets in the US, the UK and Asia. In addition, the tax charge was negatively influenced by the impact of the change in UK corporation tax from 25% to 23%. Overall, net deferred tax assets decreased CHF 1,538 million to CHF 6,972 million during 2012.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

Core Results reporting by region
	in			% change
	2013	2012	2011	13 / 12	12 / 11
Net revenues (CHF million)
Switzerland	7,224	7,400	7,539	(2)	(2)
EMEA	6,180	6,737	6,520	(8)	3
Americas	9,567	9,507	7,272	1	31
Asia Pacific	3,036	2,388	2,526	27	(5)
Corporate Center	(790)	(2,781)	1,238	(72)	–
Net revenues	25,217	23,251	25,095	8	(7)
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	2,463	2,544	2,407	(3)	6
EMEA	641	872	44	(26)	–
Americas	1,085	2,512	6	(57)	–
Asia Pacific	770	(151)	(89)	–	70
Corporate Center	(1,455)	(3,889)	391	(63)	–
Income from continuing operations before taxes	3,504	1,888	2,759	86	(32)
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

Information and developments
Key performance indicators
Our historical key performance indicators (KPIs) are provided in the table below. We assess our KPIs as part of our normal planning process and, beginning in the first quarter of 2013, we adjusted our KPIs for the Group and for our Private Banking & Wealth Management and Investment Banking divisions to reflect our strategic plan, the regulatory environment and the market cycle.
For the Group, we replaced the previous Core Results pre-tax income margin KPI with a Core Results cost/income ratio target of below 70%, and maintained a return on equity attributable to shareholders target of above 15%. Our capital measures continue to be based on compliance with Swiss >>>“Too Big to Fail” and >>>Basel III capital standards, and we target a Look-through Swiss Core Capital ratio above 10%. Our KPIs for collaboration revenues and total shareholder return are unchanged.
In our Private Banking & Wealth Management division, the KPI for net new asset growth of 6% is now measured at both the Wealth Management Clients and the Asset Management business levels instead of solely at the division level. For the division we replaced the pre-tax income margin KPI with a cost/income ratio of 65%.
In our Investment Banking division, we replaced the pre-tax income margin KPI with a cost/income ratio target of 70%.
From the first quarter of 2013 to the third quarter of 2013, income statement-based KPIs were measured in the related quarterly reports on underlying results, which are non-GAAP financial measures that excluded valuation impacts from movements in own credit spreads and certain other significant items. With the revised presentation of strategic and non-strategic results for the Group introduced in the fourth quarter of 2013, our stated KPIs are measured on the basis of reported results as they were in 2012. We believe the execution of our strategic initiatives, including the run-off of non-strategic operations, will enable us to achieve our targets over a three to five year period across market cycles. Prior periods have been restated to conform to the current presentation.

Collaboration revenues
Beginning in the second quarter of 2013, collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction.
Additionally, within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand. Prior period measures of collaboration revenues were not materially impacted by this change and have not been restated. Collaboration revenues are measured by a dedicated governance structure and implemented through an internal revenue sharing structure. Only the net revenues generated by a transaction are considered. >>>Position risk related to trading revenues, private equity and other investment-related gains, valuation adjustments and centrally managed treasury revenues are not included in collaboration revenues.

Key performance indicators
Our KPIs are targets to be achieved over a three to five year period across market cycles. Our KPIs are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends.

in / end of	Target	2013	2012	2011
Growth (%)
Collaboration revenues	18–20% of net revenues	17.7	18.6	16.8
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs peer group	26.0	4.8	(39.4)
Total shareholder return of peer group [1,2]	–	26.7	49.2	(35.0)
Return on equity attributable to shareholders	Above 15%	5.7	3.9	6.0
Core Results cost/income ratio	Below 70%	85.4	91.1	88.3
Capital (%)
Look-through Swiss Core Capital ratio	Above 10%	10.6	9.0	–
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

Overview of Core Results

	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results					[1]	of which strategic results					of which non-strategic results
in / end of	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013		2012		2011		2013		2012		2011	2013	2012	2011
Statements of operations (CHF million)
Net revenues	13,442	13,474	13,397	12,565	12,558	10,460	(790)	(2,781)	1,238	25,217		23,251		25,095		25,543		25,493		23,454	(326)	(2,242)	1,641
Provision for credit losses	152	182	111	13	(12)	76	2	0	0	167		170		187		95		127		105	72	43	82
Compensation and benefits	5,331	5,561	5,729	5,435	6,070	6,471	455	636	739	11,221		12,267		12,939		10,506		11,215		11,744	715	1,052	1,195
General and administrative expenses	3,914	3,209	3,806	4,477	3,551	3,388	196	464	77	8,587		7,224		7,271		6,128		6,239		6,296	2,459	985	975
Commission expenses	805	747	790	921	947	1,118	12	8	31	1,738		1,702		1,939		1,682		1,645		1,921	56	57	18
Total other operating expenses	4,719	3,956	4,596	5,398	4,498	4,506	208	472	108	10,325		8,926		9,210		7,810		7,884		8,217	2,515	1,042	993
Total operating expenses	10,050	9,517	10,325	10,833	10,568	10,977	663	1,108	847	21,546		21,193		22,149		18,316		19,099		19,961	3,230	2,094	2,188
Income/(loss) from continuing operations before taxes	3,240	3,775	2,961	1,719	2,002	(593)	(1,455)	(3,889)	391	3,504		1,888		2,759		7,132		6,267		3,388	(3,628)	(4,379)	(629)
Income tax expense	–	–	–	–	–	–	–	–	–	1,276		465		656		2,020		1,437		587	(744)	(972)	69
Income from continuing operations	–	–	–	–	–	–	–	–	–	2,228		1,423		2,103		5,112		4,830		2,801	(2,884)	(3,407)	(698)
Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	145		(40)		(25)		0		0		0	145	(40)	(25)
Net income	–	–	–	–	–	–	–	–	–	2,373		1,383		2,078		5,112		4,830		2,801	(2,739)	(3,447)	(723)
Net income attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	47		34		125		47		34		125	0	0	0
Net income attributable to shareholders	–	–	–	–	–	–	–	–	–	2,326		1,349		1,953		5,065		4,796		2,676	(2,739)	(3,447)	(723)
Statement of operations metrics (%)
Return on Basel III capital	24.2	29.0	–	7.5	7.8	–				9.2	[2]	4.6	[2]	–		20.4	[2]	17.4	[2]	–	–	–	–
Cost/income ratio	74.8	70.6	77.1	86.2	84.2	104.9	–	–	–	85.4		91.1		88.3		71.7		74.9		85.1	–	–	–
Pre-tax income margin	24.1	28.0	22.1	13.7	15.9	(5.7)	–	–	–	13.9		8.1		11.0		27.9		24.6		14.4	–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	36.4		24.6		23.8		28.3		22.9		17.3	–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	9.2		5.8		7.8		19.8		18.8		11.4	–	–	–
Balance sheet statistics (CHF million)
Basel III risk-weighted assets [3]	94,395	96,009	–	156,402	171,511	–	15,306	16,590	–	266,103		284,110		–		242,475		255,130		–	23,628	28,980	–
Total assets	279,139	275,683	283,582	502,799	563,758	641,266	87,244	80,733	119,568	869,182		920,174		1,044,416		821,207		862,101		978,142	47,975	58,073	66,274
Swiss leverage exposure	324,483	–	–	722,500	–	–	83,622	–	–	1,130,605		–		–		1,031,316		–		–	99,289	–	–
Net loans	215,713	207,702	196,268	31,319	34,501	37,134	22	20	11	247,054		242,223		233,413		–		–		–	–	–	–
Goodwill	2,164	2,409	2,471	5,835	5,980	6,120	–	–	–	7,999		8,389		8,591		–		–		–	–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Calculated using income after tax denominated in CHF; assumes tax rate of 27% (28% for strategic results) in 2013, 25% in 2012 and capital allocated at 10% of average risk-weighted assets.
3 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Cost savings and strategy implementation
We continued to adapt our client-focused, capital-efficient strategy to optimize our use of capital and improve our cost structure. We target cost savings of CHF 3.8 billion by the end of 2014 and more than CHF 4.5 billion by the end of 2015. These targets are measured against our annualized six month 2011 expense run rate measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and variable compensation expenses.
The majority of the expected future savings is expected to be realized from shared infrastructure and support services across the Group, mainly through the consolidation of fragmented and duplicate functions globally and the continued consolidation of IT applications and functions.
We have also targeted further savings within our two operating divisions. Within Private Banking & Wealth Management, we expect to deliver cost benefits from the creation of the integrated Private Banking & Wealth Management division, exiting a number of small non-strategic markets, repositioning select non-profitable onshore operations, rationalization of front office and support functions, including simplification of our operating platform, streamlining of the offshore affluent and Swiss client coverage model and from announced divestitures.
Within Investment Banking, we expect to deliver cost benefits from the restructuring of our rates business, the initiatives already completed in 2012, from continuing to review and realize efficiencies across business lines and geographic regions and from continuing to refine our business mix and align resources with highest returning opportunities.
We expect to incur approximately CHF 1.4 billion of business realignment costs associated with these measures during the course of 2014 to 2015.
We incurred CHF 394 million of business realignment costs associated with these measures in 2013.
As of the end of 2013, total assets for the Group were CHF 872.8 billion, down CHF 51.5 billion, or 6%, from 2012, reflecting measures taken in connection with our announced balance sheet reduction initiative and the foreign exchange translation impact.
> Refer to “Strategy” in I – Information on the company for further information.

58 / 59

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
Our shareholders’ equity reflects the effect of share-based compensation. Share-based compensation expense (which is generally based on >>>fair value at the time of grant) reduces equity; however, the recognition of the obligation to deliver the shares increases equity by a corresponding amount. Equity is generally unaffected by the granting and vesting of share-based awards and from the settlement of these awards through the issuance of shares from approved conditional capital. The Group issues shares from conditional capital to meet its obligations to deliver share-based compensation awards. If Credit Suisse purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price. Shareholders’ equity also includes, as additional paid-in capital, the excess tax benefits/charges that arise at settlement of share-based awards.

Variable compensation for 2013
Part of deferred compensation for 2013 was awarded in the form of Contingent Capital Awards (CCA). The CCA plan is a new deferred compensation plan for Executive Board members, managing directors and directors. These awards convey similar rights and risks to those of certain of the contingent capital instruments that have been issued by us in the market. As CCA qualify as additional tier 1 capital of the Group, their vesting and the form of distribution to employees upon settlement is subject to approval by >>>FINMA. Prior to settlement, CCA are subject to being cancelled in full upon specified triggering events, including the Group’s Basel III common equity tier 1 (CET1) ratio falling below specified levels, or a determination by FINMA that cancellation of the CCA and other similar capital instruments is necessary, or that we require public sector capital support, to prevent us from becoming insolvent.
> Refer to “Compensation” in IV – Corporate Governance and Compensation for further information.
> Refer to “Consolidated statements of changes in equity” and “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.
> Refer to “Tax benefits associated with share-based compensation” in Note 27 – Tax in V – Consolidated financial statements – Credit Suisse Group for further information.

Personnel
Headcount at the end of 2013 was 46,000, down 1,400 from the end of 2012. This reflected reductions in headcount of 2,000 employees in connection with our cost efficiency initiatives in Investment Banking and Private Banking & Wealth Management, partially offset by graduate hiring and contractor employee conversion. Compared to year-end 2011, headcount decreased 3,700.
> Refer to “Overview” in IV – Corporate Governance and Compensation – Corporate Governance for additional information on personnel.

Private Banking & Wealth Management

For 2013, we reported income before taxes of CHF 3,240 million and net revenues of CHF 13,442 million.
In our strategic businesses, we reported income before taxes of CHF 3,627 million and net revenues of CHF 12,434 million. Compared to 2012, income before taxes increased 7%, with higher transaction- and performance-based revenues, higher recurring commissions and fees, lower net interest income and stable operating expenses.
In our non-strategic businesses, we reported a loss before taxes of CHF 387 million in 2013, including litigation provisions in connection with the US tax matter, partially offset by gains from the sale of former Asset Management businesses. In 2012, we reported income before taxes of CHF 401 million, which included gains from the sale of former Asset Management businesses.

Divisional results
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	13,442	13,474	13,397	0	1
of which strategic results	12,434	12,343	12,431	1	(1)
of which non-strategic results	1,008	1,131	966	(11)	17
Provision for credit losses	152	182	111	(16)	64
Compensation and benefits	5,331	5,561	5,729	(4)	(3)
General and administrative expenses	3,914	3,209	3,806	22	(16)
Commission expenses	805	747	790	8	(5)
Total other operating expenses	4,719	3,956	4,596	19	(14)
Total operating expenses	10,050	9,517	10,325	6	(8)
of which strategic results	8,725	8,830	9,366	(1)	(6)
of which non-strategic results	1,325	687	959	93	(28)
Income/(loss) before taxes	3,240	3,775	2,961	(14)	27
of which strategic results	3,627	3,374	2,992	7	13
of which non-strategic results	(387)	401	(31)	–	–
Statement of operations metrics (%)
Return on Basel III capital [1]	24.2	29.0	–	–	–
Cost/income ratio	74.8	70.6	77.1	–	–
Pre-tax income margin	24.1	28.0	22.1	–	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	9,554	9,965	10,054	(4)	(1)
Pre-tax return on average utilized economic capital (%) [2]	34.5	38.5	30.1	–	–
Assets under management (CHF billion)
Assets under management	1,282.4	1,250.8	1,185.2	2.5	5.5
Net new assets	32.1	10.8	46.6	197.2	(76.8)
Number of employees and relationship managers
Number of employees (full-time equivalents)	26,000	27,300	28,100	(5)	(3)
Number of relationship managers	4,330	4,550	4,560	(5)	0
1 Calculated using income after tax denominated in CHF; assumes tax rate of 29% in 2013, 25% in 2012 and capital allocated at 10% of average risk-weighted assets.
2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Net revenue detail (CHF million)
Net interest income	4,252	4,551	4,512	(7)	1
Recurring commissions and fees	4,956	4,797	5,018	3	(4)
Transaction- and performance-based revenues	3,967	3,678	3,607	8	2
Other revenues [1]	267	448	260	(40)	72
Net revenues	13,442	13,474	13,397	0	1
Provision for credit losses (CHF million)
New provisions	281	316	277	(11)	14
Releases of provisions	(129)	(134)	(166)	(4)	(19)
Provision for credit losses	152	182	111	(16)	64
Balance sheet statistics (CHF million)
Net loans	215,713	207,702	196,268	4	6
of which Wealth Management Clients	149,728	144,856	137,389	3	5
of which Corporate & Institutional Clients	62,446	58,877	54,807	6	7
Deposits	288,770	276,571	262,985	4	5
of which Wealth Management Clients	208,210	203,376	195,542	2	4
of which Corporate & Institutional Clients	74,459	65,849	59,604	13	10
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.

Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 2013, the cost/income ratio was 74.8%, up four percentage points compared to 2012 and down two percentage points compared to 2011. The cost/income ratio for our strategic results was 70.2% in 2013, down one percentage point compared to 2012 and down five percentage points compared to 2011.
We also target net new asset growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 2013, the growth rates in Wealth Management Clients and Asset Management were 2.5% and 4.6%, respectively.
> Refer to “Key performance indicators” in Core Results – Information and developments for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	2013	2012	2011	2013	2012	2011	2013	2012	2011
Statements of operations (CHF million)
Net revenues	12,434	12,343	12,431	1,008	1,131	966	13,442	13,474	13,397
Provision for credit losses	82	139	73	70	43	38	152	182	111
Compensation and benefits	5,027	5,186	5,350	304	375	379	5,331	5,561	5,729
Total other operating expenses	3,698	3,644	4,016	1,021	312	580	4,719	3,956	4,596
Total operating expenses	8,725	8,830	9,366	1,325	687	959	10,050	9,517	10,325
Income/(loss) before taxes	3,627	3,374	2,992	(387)	401	(31)	3,240	3,775	2,961
Balance sheet statistics (CHF billion)
Risk-weighted assets – Basel III	88,316	88,281	–	6,079	7,728	–	94,395	96,009	–
Total assets	258,447	251,716	257,894	20,692	23,967	25,688	279,139	275,683	283,582
Swiss leverage exposure	302,894	–	–	21,589	–	–	324,483	–	–

Strategic results

Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.

Full-year 2013 results
In 2013, our strategic businesses reported income before taxes of CHF 3,627 million and net revenues of CHF 12,434 million.
Net revenues were stable compared to 2012, with higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and lower other revenues. Higher transaction- and performance-based revenues reflected higher revenues across all major revenue categories. Higher recurring commissions and fees mainly reflected higher investment account and service fees as well as higher asset management fees. Lower net interest income mainly reflected lower deposit margins, partially offset by higher average deposit and loan volumes. Other revenues were lower compared to 2012, mainly reflecting lower investment-related gains and lower equity participation gains, reflecting the gain of CHF 45 million on the sale of Wincasa in 2012.
Provision for credit losses was CHF 82 million in 2013, compared to CHF 139 million in 2012, on a net loan portfolio of CHF 212 billion.
Total operating expenses were stable compared to 2012, reflecting slightly lower compensation and benefits offset by higher commission expenses.

Full-year 2012 results
In 2012, our strategic businesses reported income before taxes of CHF 3,374 million and net revenues of CHF 12,343 million.
Net revenues were stable compared to 2011, with 5% lower recurring commissions and fees offset by slightly higher transaction- and performance-based revenues and higher other revenues.
Provision for credit losses was CHF 139 million in 2012, compared to CHF 73 million in 2011, on a net loan portfolio of CHF 204 billion.
Total operating expenses were 6% lower compared to 2012, reflecting lower general and administrative expenses and lower compensation and benefits from our efficiency measures and lower headcount.

Strategic results
	in / end of				% change
	2013		2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net interest income	4,155		4,438	4,397	(6)	1
Recurring commissions and fees	4,554		4,329	4,558	5	(5)
Transaction- and performance-based revenues	3,818		3,482	3,400	10	2
Other revenues	(93)		94	76	–	24
Net revenues	12,434		12,343	12,431	1	(1)
New provisions	210		274	239	(23)	15
Releases of provisions	(128)		(135)	(166)	(5)	(19)
Provision for credit losses	82		139	73	(41)	90
Compensation and benefits	5,027		5,186	5,350	(3)	(3)
General and administrative expenses	2,938		2,963	3,261	(1)	(9)
Commission expenses	760		681	755	12	(10)
Total other operating expenses	3,698		3,644	4,016	1	(9)
Total operating expenses	8,725		8,830	9,366	(1)	(6)
Income before taxes	3,627		3,374	2,992	7	13
of which Wealth Management Clients	2,050		1,971	1,676	4	18
of which Corporate & Institutional Clients	965		941	923	3	2
of which Asset Management	612		462	393	32	18
Statement of operations metrics (%)
Return on Basel III capital [1]	29.1		28.2	–	–	–
Cost/income ratio	70.2		71.5	75.3	–	–
Pre-tax income margin	29.2		27.3	24.1	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	88,316	[2]	88,281	–	0	–
Total assets	258,447		251,716	257,894	3	(2)
Swiss leverage exposure	302,894		–	–	–	–
1 Calculated using income after tax denominated in CHF; assumes tax rate of 29% in 2013, 25% in 2012 and capital allocated at 10% of average risk-weighted assets.
2 Includes the impact of an operational risk add-on of CHF 1.6 billion in 2013.

Results detail
The following provides a comparison of our 2013 strategic results versus 2012 and 2012 results versus 2011.

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

2013 vs 2012: Stable at CHF 12,434 million
Net revenues were stable, with higher transaction- and performance-based revenues and higher recurring commissions and fees offset by lower net interest income and lower other revenues. Higher transaction- and performance-based revenues reflected higher revenues across all major revenue categories, primarily higher performance fees and carried interest as well as higher brokerage and product issuing fees. Higher recurring commissions and fees mainly reflected higher investment account and service fees as well as higher asset management fees. Lower net interest income reflected significantly lower deposit margins and stable loan margins on higher average deposit and loan volumes. Other revenues decreased mainly due to a decrease in investment-related gains as well as equity participations gains, mainly due to a gain of CHF 45 million in 2012 from the sale of Wincasa.

2012 vs 2011: Stable at CHF 12,343 million
Net revenues were stable, with lower recurring commissions and fees offset by slightly higher transaction- and performance-based revenues and higher other revenues. Net interest income was stable. Lower recurring commissions and fees mainly reflected lower investment product management fees, driven by lower fund management fees, and lower discretionary mandate management fees. Transaction- and performance-based revenues were slightly higher with higher performance fees from our Hedging-Griffo subsidiary, single manager hedge funds and credit strategies, higher revenues from integrated solutions, partially offset by lower brokerage and product issuing fees. Other revenues of CHF 94 million mainly reflected a gain of CHF 45 million from the sale of Wincasa and a CHF 41 million gain related to the sale of a business, with higher investment-related gains offset by impairment charges of CHF 61 million related to Asset Management Finance LLC (AMF). Net interest income was stable, as the impact of lower deposit margins, reflecting the continued low interest rate environment, and lower loan margins were offset by higher average deposit and loan volumes.

Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.

2013 vs 2012: Down 41% from CHF 139 million to CHF 82 million
Provision for credit losses of CHF 82 million was down CHF 57 million compared to 2012. Provision for credit losses reflected net provisions of CHF 78 million in Wealth Management Clients and CHF 4 million in Corporate & Institutional Clients.

2012 vs 2011: Up 90% from CHF 73 million to CHF 139 million
Provision for credit losses of CHF 139 million was up CHF 66 million compared to 2011. Provision for credit losses reflected net provisions of CHF 110 million in Wealth Management Clients and CHF 29 million in Corporate & Institutional Clients.

Operating expenses
Compensation and benefits
2013 vs 2012: Down 3% from CHF 5,186 million to CHF 5,027 million
Compensation and benefits decreased slightly, driven by lower salary expenses, reflecting lower headcount.

2012 vs 2011: Down 3% from CHF 5,350 million to CHF 5,186 million
Compensation and benefits decreased slightly, driven by lower salary expenses, reflecting lower headcount, and lower discretionary performance-related compensation.

General and administrative expenses
2013 vs 2012: Stable at CHF 2,938 million
General and administrative expenses were stable and included higher expense provisions, higher professional services and lower travel and entertainment expenses.

2012 vs 2011: Down 9% from CHF 3,261 million to CHF 2,963 million
Lower general and administrative expenses reflected our cost efficiency measures.

Wealth Management Clients
Net revenues
Net interest income
2013 vs 2012: Down 7% from CHF 3,268 million to CHF 3,050 million
The decrease in net interest income reflected significantly lower deposit margins on slightly higher average deposit volumes and slightly lower loan margins on higher average loan volumes.

2012 vs 2011: Stable at CHF 3,268 million
Stable net interest income reflected lower deposit and loan margins on higher average deposit and loan volumes.

Recurring commissions and fees
2013 vs 2012: Up 5% from CHF 2,811 million to CHF 2,956 million
The increase reflected higher revenues across all major revenue categories, primarily higher investment account and services fees, driven by higher investment advisory fees as well as higher security account fees.

2012 vs 2011: Down 7% from CHF 3,030 million to CHF 2,811 million
The decrease reflected lower revenues across all major revenue categories, primarily lower investment product management fees, driven by lower fund management fees, and lower discretionary mandate management fees.

Transaction- and performance-based revenues
2013 vs 2012: Up 4% from CHF 2,355 million to CHF 2,438 million
Higher transaction- and performance-based revenues reflected higher brokerage and product issuing fees, primarily in equities and funds, higher equity participations income as well as higher foreign exchange client business.

2012 vs 2011: Stable at CHF 2,355 million
Stable transaction- and performance-based revenues reflected lower brokerage and product issuing fees, primarily in equities and mutual funds, and lower foreign exchange client business, offset by gains of CHF 16 million in 2012 related to a change in life insurance accounting, higher performance fees from Hedging-Griffo and higher revenues from integrated solutions.

Results – Wealth Management Clients
	in				% change
	2013	2012		2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	8,444	8,475		8,641	0	(2)
Provision for credit losses	78	110		76	(29)	45
Total operating expenses	6,316	6,394		6,889	(1)	(7)
Income before taxes	2,050	1,971		1,676	4	18
Statement of operations metrics (%)
Cost/income ratio	74.8	75.4		79.7	–	–
Pre-tax income margin	24.3	23.3		19.4	–	–
Net revenue detail (CHF million)
Net interest income	3,050	3,268		3,245	(7)	1
Recurring commissions and fees	2,956	2,811		3,030	5	(7)
Transaction- and performance-based revenues	2,438	2,355		2,366	4	0
Other revenues	0	41	[1]	0	(100)	–
Net revenues	8,444	8,475		8,641	0	(2)
Gross margin on assets under management (bp) [2]
Net interest income	38	44		46	–	–
Recurring commissions and fees	38	38		43	–	–
Transaction- and performance-based revenues	31	32		33	–	–
Other revenues	0	0		0	–	–
Gross margin	107	114		122	–	–
1 Reflects gains related to the sale of a business from the integration of Clariden Leu in 2012.
2 Net revenues divided by average assets under management.

Gross margin
Our gross margin was 107 basis points in 2013, seven basis points lower compared to 2012 and 15 basis points lower than 2011. Compared to 2012, the net interest income margin decreased six basis points due to the low interest rate environment. The recurring commissions and fees margin was stable. The transaction- and performance-based margin decreased one basis point, reflecting the increase in average assets under management more than offsetting higher transaction- and performance-based revenues.

Relationship managers by region
end of	2013	2012	2011
Number of relationship managers
Switzerland	1,590	1,630	1,730
EMEA	1,180	1,300	1,320
Americas	560	620	590
Asia Pacific	440	440	400
Number of relationship managers	3,770	3,990	4,040

Assets under management – Wealth Management Clients
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Assets under management by region (CHF billion)
Switzerland	270.9	243.5	248.7	11.3	(2.1)
EMEA	231.3	243.2	230.2	(4.9)	5.6
Americas	172.9	164.5	142.9	5.1	15.1
Asia Pacific	115.6	106.8	87.8	8.2	21.6
Assets under management	790.7	758.0	709.6	4.3	6.8
Average assets under management (CHF billion)
Average assets under management	788.2	741.2	706.4	6.3	4.9
Assets under management by currency (CHF billion)
USD	306.1	286.4	259.3	6.9	10.5
EUR	152.6	149.0	157.5	2.4	(5.4)
CHF	187.1	184.6	173.5	1.4	6.4
Other	144.9	138.0	119.3	5.0	15.7
Assets under management	790.7	758.0	709.6	4.3	6.8
Net new assets by region (CHF billion)
Switzerland	0.9	2.3	4.7	(60.9)	(51.1)
EMEA	1.8	(2.0)	11.6	–	–
Americas	4.7	10.2	8.4	(53.9)	21.4
Asia Pacific	11.5	10.1	10.4	13.9	(2.9)
Net new assets	18.9	20.6	35.1	(8.3)	(41.3)
Growth in assets under management (CHF billion)
Net new assets	18.9	20.6	35.1	–	–
Other effects	13.8	27.9	(48.8)	–	–
of which market movements	40.2	47.4	(34.7)	–	–
of which currency	(17.6)	(12.4)	(7.3)	–	–
of which other	(8.8)	(7.1)	(6.8)	–	–
Growth in assets under management	32.7	48.5	(13.7)	–	–
Growth in assets under management (%)
Net new assets	2.5	2.9	4.9	–	–
Other effects	1.8	3.9	(6.8)	–	–
Growth in assets under management	4.3	6.8	(1.9)	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
2013 vs 2012: Down 6% from CHF 1,170 million to CHF 1,105 million
The decrease reflected significantly lower deposit margins and higher loan margins on higher average deposit and loan volumes.

2012 vs 2011: Up 2% from CHF 1,152 million to CHF 1,170 million
The slight increase reflected lower deposit and loan margins on higher average deposit and loan volumes.

Recurring commissions and fees
2013 vs 2012: Stable at CHF 451 million
Recurring commissions and fees were stable. Higher investment account and services fees, primarily from custody services, were offset by lower investment product management fees, mainly from lower funds management fees.

2012 vs 2011: Up 6% from CHF 422 million to CHF 448 million
The increase was driven by higher banking services fees and higher investment account and services fees, primarily from custody services, partially offset by lower investment product management fees, mainly from lower fund management fees.

Transaction- and performance-based revenues
2013 vs 2012: Stable at CHF 455 million
Stable transaction- and performance-based revenues reflected higher foreign exchange client business, offset by lower revenues from integrated solutions and lower trading and sales income.

2012 vs 2011: Stable at CHF 457 million
Stable transaction- and performance-based revenues reflected higher revenues from integrated solutions, higher trading and sales income and higher foreign exchange client business, offset by lower brokerage and product issuing fees.

Results – Corporate & Institutional Clients
	in			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	1,996	2,064	2,017	(3)	2
Provision for credit losses	4	29	(3)	(86)	–
Total operating expenses	1,027	1,094	1,097	(6)	0
Income before taxes	965	941	923	3	2
Statement of operations metrics (%)
Cost/income ratio	51.5	53.0	54.4	–	–
Pre-tax income margin	48.3	45.6	45.8	–	–
Net revenue detail (CHF million)
Net interest income	1,105	1,170	1,152	(6)	2
Recurring commissions and fees	451	448	422	1	6
Transaction- and performance-based revenues	455	457	460	0	(1)
Other revenues [1]	(15)	(11)	(17)	36	(35)
Net revenues	1,996	2,064	2,017	(3)	2
Number of relationship managers
Number of relationship managers (Switzerland)	560	560	520	0	8
1
Includes fair value losses of CHF 35 million on the Clock Finance transaction and gains of CHF 25 million related to a recovery case in 2012. Prior periods relate to fair value losses on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
2013 vs 2012: Up 20% from CHF 1,675 million to CHF 2,017 million
The increase primarily reflected higher performance fees, asset management fees and private equity placement fees. Higher performance fees were recognized primarily from single manager hedge funds and Hedging-Griffo. The higher asset management fees, primarily in our alternatives business, reflected higher average assets under management driven in part by net new assets of CHF 15.0 billion for the year.

2012 vs 2011: Up 4% from CHF 1,618 million to CHF 1,675 million
The increase primarily reflected higher performance fees, partially offset by lower carried interest from realized private equity gains, lower placement fees, lower transaction fees and lower asset management fees. Higher performance fees were recognized from Hedging-Griffo, credit strategies, single manager hedge funds and from the management of the 2008 Partner Asset Facility. Carried interest from realized private equity gains in 2012 was lower than a strong 2011, which included the sale of a portfolio company in the healthcare sector. The decrease in placement, transaction and other fees mainly reflected lower private equity placement fees and lower real estate transaction fees. Asset management fees decreased as a result of lower average assets under management in traditional products.

Results – Asset Management
	in			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	1,994	1,804	1,773	11	2
Provision for credit losses	0	0	0	–	–
Total operating expenses	1,382	1,342	1,380	3	(3)
Income before taxes	612	462	393	32	18
Statement of operations metrics (%)
Cost/income ratio	69.3	74.4	77.8	–	–
Pre-tax income margin	30.7	25.6	22.2	–	–
Net revenue detail (CHF million)
Recurring commissions and fees	1,147	1,070	1,106	7	(3)
Transaction- and performance-based revenues	925	670	574	38	17
Other revenues	(78)	64	93	–	(31)
Net revenues	1,994	1,804	1,773	11	2
Net revenue detail by type (CHF million)
Asset management fees	1,147	1,070	1,106	7	(3)
Placement, transaction and other fees	284	223	265	27	(16)
Performance fees and carried interest	542	346	196	57	77
Equity participations income	44	36	51	22	(29)
Fee-based revenues	2,017	1,675	1,618	20	4
Investment-related gains/(losses)	52	139	87	(63)	60
Equity participations and other gains/(losses)	(86)	(7)	(4)	–	–
Other revenues [1]	11	(3)	72	–	–
Net revenues	1,994	1,804	1,773	11	2
Fee-based margin on assets under management (bp)
Fee-based margin [2]	58	52	49	–	–
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Investment-related gains/(losses)
2013 vs 2012: Down 63% from CHF 139 million to CHF 52 million
The gains of CHF 52 million in 2013 and CHF 139 million in 2012 primarily reflected gains in hedge fund investments and the real estate sector.

2012 vs 2011: Up 60% from CHF 87 million to CHF 139 million
The gains of CHF 139 million in 2012 and CHF 87 million in 2011 primarily reflected gains in hedge fund investments and the real estate sector.

Equity participations and other gains/(losses)
2013 vs 2012: Down from CHF (7) million to CHF (86) million
In 2013 we recognized impairments of CHF 86 million related to AMF. The loss of CHF 7 million in 2012 primarily reflected impairment charges of CHF 61 million related to AMF, partially offset by a gain of CHF 45 million from the sale of Wincasa.

2012 vs 2011: Down from CHF (4) million to CHF (7) million
The loss of CHF 7 million in 2012 primarily reflected impairment charges of CHF 61 million related to AMF, partially offset by the gain of CHF 45 million from the sale of Wincasa. The loss in 2011 reflected an impairment related to AMF.

Assets under management – Asset Management
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Assets under management (CHF billion)
Hedge funds	29.8	24.8	24.0	20.2	3.3
Private equity	0.6	0.4	0.2	50.0	100.0
Real estate & commodities	50.5	48.6	47.1	3.9	3.2
Credit	30.0	23.8	19.0	26.1	25.3
Index strategies	75.1	64.0	51.5	17.3	24.3
Multi-asset class solutions	104.0	103.1	113.5	0.9	(9.2)
Fixed income & equities	54.4	55.2	57.4	(1.4)	(3.8)
Other	7.9	5.4	6.3	46.3	(14.3)
Assets under management [1]	352.3	325.3	319.0	8.3	2.0
Average assets under management (CHF billion)
Average assets under management	346.3	320.1	329.5	8.2	(2.9)
Assets under management by currency (CHF billion)
USD	74.9	63.0	59.8	18.9	5.4
EUR	50.5	42.2	54.1	19.7	(22.0)
CHF	196.4	192.9	184.3	1.8	4.7
Other	30.5	27.2	20.8	12.1	30.8
Assets under management	352.3	325.3	319.0	8.3	2.0
Growth in assets under management (CHF billion)
Net new assets [2]	15.0	(8.3)	3.8	–	–
Other effects	12.0	14.6	(18.2)	–	–
of which market movements	17.7	24.2	(11.0)	–	–
of which currency	(5.5)	(4.6)	(3.1)	–	–
of which other	(0.2)	(5.0)	(4.1)	–	–
Growth in assets under management	27.0	6.3	(14.4)	–	–
Growth in assets under management (%)
Net new assets	4.6	(2.6)	1.1	–	–
Other effects	3.7	4.6	(5.4)	–	–
Growth in assets under management	8.3	2.0	(4.3)	–	–
Principal investments (CHF billion)
Principal investments	0.9	1.1	1.3	(18.2)	(15.4)
1 Excludes our portion of assets under management from our equity participation in Aberdeen.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results

Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the US tax matter, the impact of restructuring our German onshore operations, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products.

Full-year 2013 results
For 2013, our non-strategic businesses reported a loss before taxes of CHF 387 million compared to income before taxes of CHF 401 million in 2012.
Net revenues of CHF 1,008 million were 11% lower than the CHF 1,131 million reported in 2012, reflecting lower gains on sale of businesses and lower fee-based revenues resulting from those sales.
Provision for credit losses was CHF 70 million in 2013, compared to CHF 43 million in 2012, on a net loan portfolio of CHF 4 billion.
Total operating expenses in 2013 were higher than in 2012, mainly reflecting substantially higher litigation provisions of CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014.

Full-year 2012 results
For 2012, our non-strategic businesses reported income before taxes of CHF 401 million compared to a loss before taxes of CHF 31 million in 2011. Net revenues of CHF 1,131 million were significantly higher compared to 2011 due to the gain of CHF 384 million in 2012 on the sale of our ownership interest in Aberdeen.
Provision for credit losses was CHF 43 million in 2012, compared to CHF 38 million in 2011, on a net loan portfolio of CHF 4 billion.
Total operating expenses in 2012 were lower than in 2011, which included significant litigation provisions.

Non-strategic results
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	1,008	1,131	966	(11)	17
Provision for credit losses	70	43	38	63	13
Compensation and benefits	304	375	379	(19)	(1)
Total other operating expenses	1,021	312	580	227	(46)
Total operating expenses	1,325	687	959	93	(28)
Income/(loss) before taxes	(387)	401	(31)	–	–
Revenue details (CHF million)
Restructuring of select onshore businesses	164	148	160	11	(8)
Legacy cross-border business and small markets	203	209	205	(3)	2
Restructuring of former Asset Management division	534	659	523	(19)	26
Other	107	115	78	(7)	47
Net revenues	1,008	1,131	966	(11)	17
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III	6,079	7,728	–	(21)	–
Total assets	20,692	23,967	25,688	(14)	(7)
Swiss leverage exposure	21,589	–	–	–	–

Results detail
The following provides a comparison of our 2013 non-strategic results versus 2012 and 2012 results versus 2011.

Net revenues
2013 vs 2012: Down 11% from CHF 1,131 million to CHF 1,008 million
The decrease primarily reflected lower recurring commissions and fees and lower transaction- and performance-based revenues, reflecting the impact of sales of non-strategic businesses during 2013 and lower gains from sales of businesses, partially offset by significantly higher investment-related gains. We recognized gains of CHF 146 million on the sale of our ETF business, CHF 91 million on the sale of Strategic Partners, our secondary private equity business, and CHF 28 million from the sale of JO Hambro during the year, compared with a gain of CHF 384 million in 2012 from the sale of our remaining ownership interest in Aberdeen. Investment-related gains of CHF 128 million were significantly higher than the CHF 16 million recorded in 2012, which included losses of CHF 82 million in connection with the planned sale of certain private equity investments.

2012 vs 2011: Up 17% from CHF 966 million to CHF 1,131 million
The increase primarily reflected the gain from the sales of our ownership interest in Aberdeen, partially offset by significantly lower investment-related gains and lower equity participations income. Investment-related gains of CHF 16 million, including the losses in connection with the planned sale of the private equity investments, were significantly lower than the CHF 218 million recorded in 2011. Equity participations income was lower due to the sale of our ownership interest in Aberdeen.

Operating expenses
2013 vs 2012: Up 93% from CHF 687 million to CHF 1,325 million
Higher operating expenses reflected substantially higher litigation provisions of CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014. We also had higher professional services fees resulting from the sale of former Asset Management businesses, partially offset by lower commission and compensation expenses relating to the sales. We also recognized a goodwill impairment of CHF 12 million resulting from the creation of the non-strategic reporting unit in the fourth quarter of 2013.

2012 vs 2011: Down 28% from CHF 959 million to CHF 687 million
The decrease primarily reflected 2011 litigation provisions of CHF 478 million in connection with the German and US tax matters.

Assets under management

2013
In 2013, assets under management of CHF 1,282.4 billion increased 2.5% compared to the end of 2012, reflecting net new assets of CHF 32.1 billion and positive market movements, partially offset by adverse foreign exchange-related movements and structural effects, primarily from the sales of businesses.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 18.9 billion, particularly from inflows from emerging markets and our >>>ultra-high-net-worth individual (UHNWI) client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 8.8 billion. Asset Management reported significant net new assets of CHF 15.0 billion, mainly from credit, index strategies and hedge fund products, partially offset by outflows from fixed income. Assets under management continued to reflect a risk-averse asset mix, with investments in less complex, lower-margin products and a significant portion of assets in cash and money market products.
In our non-strategic portfolio, assets under management declined 47.6% to CHF 44.4 billion mainly reflecting the sale of our ETF and secondary private equity businesses.

2012
Assets under management as of the end of 2012 were CHF 1,250.8 billion, CHF 65.6 billion higher compared to the end of 2011, driven primarily by positive market movements and by net new assets of CHF 10.8 billion, partially offset by adverse foreign exchange-related movements.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 20.6 billion with inflows particularly from emerging markets and from our UHNWI client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients reported net new assets of CHF 1.5 billion. Asset Management reported net asset outflows of CHF 8.3 billion primarily from multi-asset class solutions which included redemptions of CHF 14.7 billion from a single fixed income mandate, partially offset by inflows in index strategies and credit products.
In our non-strategic portfolio, assets under management were stable at CHF 84.7 billion.

Assets under management – Private Banking & Wealth Management
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Assets under management by business (CHF billion)
Wealth Management Clients	790.7	758.0	709.6	4.3	6.8
Corporate & Institutional Clients	250.0	223.8	203.0	11.7	10.2
Asset Management	352.3	325.3	319.0	8.3	2.0
Non-strategic	44.4	84.7	84.6	(47.6)	0.0
Assets managed across businesses [1]	(155.0)	(141.0)	(131.0)	9.9	7.6
Assets under management	1,282.4	1,250.8	1,185.2	2.5	5.5
Average assets under management (CHF billion)
Average assets under management	1,291.2	1,224.7	1,187.1	5.4	3.2
Net new assets by business (CHF billion)
Wealth Management Clients	18.9	20.6	35.1	(8.3)	(41.3)
Corporate & Institutional Clients	8.8	1.5	5.3	486.7	(71.7)
Asset Management	15.0	(8.3)	3.8	–	–
Non-strategic	(5.9)	(2.1)	3.5	181.0	–
Assets managed across businesses [1]	(4.7)	(0.9)	(1.1)	422.2	(18.2)
Net new assets	32.1	10.8	46.6	197.2	(76.8)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking

For 2013, total Investment Banking income before taxes was CHF 1,719 million, with net revenues of CHF 12,565 million. Our strategic businesses reported income before taxes of CHF 3,853 million and net revenues of CHF 13,164 million. Our non-strategic businesses reported a loss before taxes of CHF 2,134 million, including litigation provisions in connection with the agreement with the Federal Housing Finance Agency (FHFA) on March 21, 2014 to settle certain litigation relating to mortgage-backed securities.
We made continued progress in improving capital efficiency in 2013. We reported total assets of USD 565 billion exceeding our Investment Banking balance sheet target of less than USD 600 billion of assets by year-end 2013. Additionally, we reported Swiss leverage exposure of USD 812 billion, exceeding our Investment Banking target of less than USD 840 billion by year-end 2013.
In 2013, we reduced risk-weighted assets under Basel III by USD 11 billion to USD 176 billion as of the end of 2013, compared to our year-end target of less than USD 175 billion. Business reductions of USD 27 billion were partially offset by increases of USD 10 billion from methodology changes and parameter updates, and an operational risk add-on of USD 6 billion.

Divisional results
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	12,565	12,558	10,460	–	20
of which strategic results	13,164	13,385	11,129	(2)	20
of which non-strategic results	(599)	(827)	(669)	(28)	24
Provision for credit losses	13	(12)	76	–	–
Compensation and benefits	5,435	6,070	6,471	(10)	(6)
General and administrative expenses	4,477	3,551	3,388	26	5
Commission expenses	921	947	1,118	(3)	(15)
Total other operating expenses	5,398	4,498	4,506	20	–
Total operating expenses	10,833	10,568	10,977	3	(4)
of which strategic results	9,300	9,970	10,308	(7)	(3)
of which non-strategic results	1,533	598	669	156	(11)
Income/(loss) before taxes	1,719	2,002	(593)	(14)	–
of which strategic results	3,853	3,427	789	12	334
of which non-strategic results	(2,134)	(1,425)	(1,382)	50	3
Statement of operations metrics (%)
Return on Basel III capital [1]	7.5	7.8	–
Cost/income ratio	86.2	84.2	104.9	–	–
Pre-tax income margin	13.7	15.9	(5.7)	–	–
Utilized economic capital and return
Average utilized economic capital (CHF million)	19,910	20,241	20,525	(2)	(1)
Pre-tax return on average utilized economic capital (%) [2]	9.1	10.6	(2.4)	–	–
Number of employees (full-time equivalents)
Number of employees	19,700	19,800	20,700	(1)	(4)
1 Calculated using income after tax denominated in USD; assumes tax rate of 26% in 2013, 25% in 2012, 25% in 2011 and capital allocated at 10% of average risk-weighted assets.
2 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in			% change
	2013	2012	2011	13 / 12	12 / 11
Net revenue detail (CHF million)
Debt underwriting	1,902	1,617	1,404	18	15
Equity underwriting	766	552	713	39	(23)
Total underwriting	2,668	2,169	2,117	23	2
Advisory and other fees	658	1,042	856	(37)	22
Total underwriting and advisory	3,326	3,211	2,973	4	8
Fixed income sales and trading	4,823	5,349	3,341	(10)	60
Equity sales and trading	4,750	4,330	4,279	10	1
Total sales and trading	9,573	9,679	7,620	(1)	27
Other	(334)	(332)	(133)	1	150
Net revenues	12,565	12,558	10,460	–	20
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	18	27	31	(33)	(13)
Credit spread	35	46	62	(24)	(26)
Foreign exchange	9	15	13	(40)	15
Commodity	2	3	9	(33)	(67)
Equity	16	23	23	(30)	0
Diversification benefit	(39)	(59)	(58)	(34)	2
Average one-day, 98% risk management Value-at-Risk	41	55	80	(25)	(31)
Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 86.2% in 2013, compared to 84.2% in 2012 and 104.9% in 2011. The cost/income ratio for our strategic results was 70.6% in 2013, compared to 74.5% in 2012 and 92.6% in 2011.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	2013	2012	2011	2013	2012	2011	2013	2012	2011
Statements of operations (CHF million)
Net revenues	13,164	13,385	11,129	(599)	(827)	(669)	12,565	12,558	10,460
Provision for credit losses	11	(12)	32	2	–	44	13	(12)	76
Compensation and benefits	5,326	5,881	6,166	109	189	305	5,435	6,070	6,471
Total other operating expenses	3,974	4,089	4,142	1,424	409	364	5,398	4,498	4,506
Total operating expenses	9,300	9,970	10,308	1,533	598	669	10,833	10,568	10,977
Income/(loss) before taxes	3,853	3,427	789	(2,134)	(1,425)	(1,382)	1,719	2,002	(593)
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	138,853	150,259	–	17,549	21,252	–	156,402	171,511	–
Risk-weighted assets – Basel III (USD)	156,041	164,199	–	19,721	23,224	–	175,762	187,423	–
Total assets	475,516	529,652	600,680	27,283	34,106	40,586	502,799	563,758	641,266
Swiss leverage exposure	644,800	–	–	77,700	–	–	722,500	–	–

Strategic results

OVERVIEW
The transformed Investment Banking division delivered strong profitability in 2013 on slightly lower revenues, a reduced cost base and lower leverage and capital usage. For 2013, our strategic businesses reported income before taxes of CHF 3,853 million compared to income before taxes of CHF 3,427 million in 2012. Net revenues were CHF 13,164 million compared to CHF 13,385 million in 2012.
Revenues in our strategic businesses were slightly lower as strong performance in our equities, credit and underwriting franchises were offset by lower rates and advisory results. Fixed income sales and trading revenues declined 15% compared to 2012, reflecting difficult trading conditions across most fixed income businesses. Equity sales and trading revenues increased 13%, reflecting continued market leadership and increased client activity notwithstanding reduced balance sheet usage. Underwriting and advisory results increased, reflecting significantly higher debt and equity underwriting results. These increases were partially offset by significantly lower advisory revenues, reflecting a decline in the total industry M&A fee pool.
Total operating expenses were CHF 9,300 million, down 7% from 2012. Compensation and benefits of CHF 5,326 million decreased by CHF 555 million, or 9%, from 2012, primarily reflecting lower deferred compensation expense from prior-year awards as 2012 included 2011 Partner Asset Facility (PAF2) expenses of CHF 411 million. Total other operating expenses of CHF 3,974 million were down 3% compared to 2012.
For 2012, our strategic business reported income before taxes of CHF 3,427 million compared to CHF 789 million in 2011. Net revenues were CHF 13,385 million compared to CHF 11,129 million in 2011. Results were stronger compared to 2011 driven by substantially improved performance in our fixed income sales and trading business and higher revenues in our underwriting and advisory franchises.
Fixed income sales and trading revenues increased 53%, compared to a weak 2011, reflecting significantly higher revenues from securitized products and global credit products due to improved market conditions in 2012. Equity sales and trading revenues were stable compared to 2011 as substantially improved derivatives results and higher prime services revenues were offset by weaker cash equities performance due to muted client activity and lower trading volumes compared to 2011. Underwriting and advisory results were higher compared to 2011 reflecting strong debt underwriting results, partially offset by lower equity underwriting revenues. Additionally, advisory revenues were significantly higher as market share gains more than offset lower industry-wide completed M&A activity.
Total operating expenses were CHF 9,970 million, down 3% from 2011. Compensation and benefits of CHF 5,881 million decreased by CHF 285 million, or 5%, from 2011. Total other operating expenses of CHF 4,089 million were down 1% compared to 2011.
As of the end of 2013, our strategic businesses reported >>>risk-weighted assets under >>>Basel III of USD 156 billion reflecting further progress in reducing our risk-weighted assets. We reduced risk-weighted assets under Basel III by USD 8 billion from 2012, as USD 22 billion of position reductions offset increases of USD 8 billion due to methodology changes and parameter updates and an operational risk add-on of USD 6 billion in the fourth quarter of 2013. Additionally, we made significant progress reducing Swiss leverage exposure, reporting year-end leverage exposure of USD 725 billion.

Strategic results
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Debt underwriting	1,902	1,617	1,404	18	15
Equity underwriting	766	552	713	39	(23)
Total underwriting	2,668	2,169	2,117	23	2
Advisory and other fees	658	1,042	856	(37)	22
Total underwriting and advisory	3,326	3,211	2,973	4	8
Fixed income sales and trading	5,300	6,221	4,057	(15)	53
Equity sales and trading	4,849	4,285	4,290	13	0
Total sales and trading	10,149	10,506	8,347	(3)	26
Other	(311)	(332)	(191)	(6)	74
Net revenues	13,164	13,385	11,129	(2)	20
Provision for credit losses	11	(12)	32	–	–
Compensation and benefits	5,326	5,881	6,166	(9)	(5)
General and administrative expenses	3,078	3,149	3,022	(2)	4
Commission expenses	896	940	1,120	(5)	(16)
Total other operating expenses	3,974	4,089	4,142	(3)	(1)
Total operating expenses	9,300	9,970	10,308	(7)	(3)
Income before taxes	3,853	3,427	789	12	334
Statement of operations metrics (%)
Return on Basel III capital [1]	19.0	15.6	–	–	–
Cost/income ratio	70.6	74.5	92.6	–	–
Pre-tax income margin	29.3	25.6	7.1	–	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	138,853	150,259	–	(8)	–
Risk-weighted assets – Basel III (USD)	156,041	164,199	–	(5)	–
Total assets	475,516	529,652	600,680	(10)	(12)
Swiss leverage exposure	644,800	–	–	–	–
1 Calculated using income after tax denominated in USD; assumes tax rate of 28% in 2013, 25% in 2012, 25% in 2011 and capital allocated at 10% of average risk-weighted assets.

The following provides a comparison of our strategic 2013 results versus 2012 and 2012 results versus 2011.

Net revenues
Debt underwriting
2013 vs 2012: Up 18% from CHF 1,617 million to CHF 1,902 million
The increase was driven by higher revenues in emerging markets, particularly in structured lending. We also had higher revenues from investment grade driven by market share gains and strong leveraged finance results, as robust high yield industry-wide issuance volumes offset lower market share.

2012 vs 2011: Up 15% from CHF 1,404 million to CHF 1,617 million
The increase was primarily due to higher results in leveraged finance, reflecting significantly higher industry-wide high yield issuance volumes. We also had higher investment grade revenues, driven by higher industry-wide issuance volumes that more than offset a modest decline in market share.

Equity underwriting
2013 vs 2012: Up 39% from CHF 552 million to CHF 766 million
The improvement was driven by strong performance across most major equity markets. We had significantly higher revenues from initial public offerings (IPOs) and follow-on offerings, as higher industry-wide issuance activity more than offset lower market share for both products.

2012 vs 2011: Down 23% from CHF 713 million to CHF 552 million
The decrease was due to lower revenues from follow-on offerings as lower market share more than offset higher industry-wide issuance volumes. We also had lower revenues from IPOs, reflecting lower industry-wide issuance volumes compared to 2011.

Advisory and other fees
2013 vs 2012: Down 37% from CHF 1,042 million to CHF 658 million
The decrease was primarily due to significantly lower M&A fees reflecting a decline in the total industry fee pool, which more than offset higher completed M&A market share and higher completed M&A volumes.

2012 vs 2011: Up 22% from CHF 856 million to CHF 1,042 million
The increase reflected substantially higher M&A fees and other advisory fees, driven by higher completed M&A market share, more than offsetting an industry-wide decline in completed M&A activity. We also had higher private placement fees, reflecting a large Private Investment in Public Equity transaction in the energy sector in 3Q12.

Fixed income sales and trading
2013 vs 2012: Down 15% from CHF 6,221 million to CHF 5,300 million
Fixed income sales and trading revenues declined significantly, reflecting difficult trading conditions across many businesses. Global macro products revenues declined substantially, primarily driven by significantly weaker results from our rates franchise, reflecting reduced client activity and low trading volumes. Emerging markets revenues decreased, driven by lower trading and financing activity, reflecting less favorable market conditions. Securitized products revenues decreased as higher asset finance origination was more than offset by lower agency security trading activities. Corporate lending revenues also declined. These declines were partially offset by increased global credit products revenues, reflecting strong leveraged finance revenues. At the end of 2013, fixed income risk-weighted assets under Basel III totaled USD 91 billion, a reduction of USD 10 billion, or 10%, from the prior year.

2012 vs 2011: Up 53% from CHF 4,057 million to CHF 6,221 million
The increase was primarily due to significantly improved results in securitized products compared to a weak performance in 2011. The weak 2011 results reflected valuation reductions on client inventory, including >>>commercial mortgage-backed securities and >>>residential mortgage-backed securities, losses on sales of client inventory as we reduced risk-weighted assets, and subdued client flow. In 2012, we had higher revenues in global credit products due to improved market conditions and increased client appetite for high-yielding products. Substantial inventory reductions in securitized products and global credit products in late 2011 and early 2012 resulted in lower revenue volatility in 2012. In addition, we had higher results in emerging markets, reflecting strong performance in Latin America. Revenues from corporate lending also increased. These increases were partially offset by weaker results in global macro products, reflecting strong foreign exchange performance but lower rates revenues due to subdued client activity.

Equity sales and trading
2013 vs 2012: Up 13% from CHF 4,285 million to CHF 4,849 million
The increased result reflected continued market leadership, higher equity values and increased client activity during the year. The increases were driven by substantially higher derivatives revenues due to robust client activity and strong performance in Asia. We also had higher results from systematic market making driven by improved global coverage and significant market events including quantitative easing in Japan and strong US equity markets that resulted in higher global equity volumes. Cash equities revenues increased, driven by market share gains in the US and Europe and more favorable trading conditions. Prime services revenues were resilient, albeit lower, reflecting sustained market leadership and increased client balances.

2012 vs 2011: Stable at CHF 4,285 million
We delivered significantly improved derivatives results compared to weak performance in 2011. We had higher results in prime services with increased market share ranking and higher client balances that more than offset lower hedge fund activity and leverage levels. These revenue increases were offset by lower results in cash equities due to muted client activity and lower trading volumes compared to 2011.

Operating expenses
Compensation and benefits
2013 vs 2012: Down 9% from CHF 5,881 million to CHF 5,326 million
The decrease was primarily driven by lower deferred compensation expense from prior-year awards, as 2012 included PAF2 expenses of CHF 411 million, and lower salaries and other employee benefits, reflecting lower headcount.

2012 vs 2011: Down 5% from CHF 6,166 million to CHF 5,881 million
The decrease was primarily due to lower deferred compensation expense from prior-year awards. We also had lower salaries, reflecting lower headcount and lower discretionary performance-related compensation expense.

General and administrative expenses
2013 vs 2012: Down 2% from CHF 3,149 million to CHF 3,078 million
The decrease was primarily driven by lower litigation provisions and lower technology costs.

2012 vs 2011: Up 4% from CHF 3,022 million to CHF 3,149 million
The increase reflected the foreign exchange translation impact. In US dollars, expenses decreased 2%, reflecting lower technology costs.

Non-strategic results

Overview
Non-strategic results for Investment Banking include the fixed income wind-down portfolio, legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
Results reflected net revenue losses of CHF 599 million in 2013 compared to net revenue losses of CHF 827 million in 2012, driven by portfolio valuation gains and lower funding costs. Total operating expenses increased, primarily driven by significantly higher litigation provisions related to mortgage-related matters. In 2013, we reduced >>>risk-weighted assets under Basel III by USD 3 billion to USD 20 billion from the end of 2012. This compares to our target of USD 6 billion by year-end 2015. Additionally, we reported Swiss leverage exposure of USD 87 billion. This compares to our target of USD 24 billion in Swiss leverage exposure by year-end 2015.
In 2012, results reflected net revenue losses of CHF 827 million compared to net revenue losses of CHF 669 million in 2011, driven by increased losses from our fixed income wind-down portfolio and higher funding costs. Total operating expenses decreased, primarily driven by significantly lower compensation and benefits expense.

Non-strategic results
	in / end of			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	(599)	(827)	(669)	(28)	24
Provision for credit losses	2	0	44	–	(100)
Compensation and benefits	109	189	305	(42)	(38)
Total other operating expenses	1,424	409	364	248	12
of which litigation	1,220	192	102	–	88
Total operating expenses	1,533	598	669	156	(11)
Income/(loss) before taxes	(2,134)	(1,425)	(1,382)	50	3
Revenue details (CHF million)
Fixed income wind-down	(32)	(597)	(388)	(95)	54
Legacy rates business	12	40	30	(70)	33
Legacy funding costs	(382)	(417)	(394)	(8)	6
Other	(197)	147	83	–	77
Net revenues	(599)	(827)	(669)	(28)	24
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets – Basel III	17,549	21,252	–	(17)	–
Risk-weighted assets – Basel III (USD)	19,721	23,224	–	(15)	–
Total assets	27,283	34,106	40,586	(20)	(16)
Swiss leverage exposure	77,700	–	–	–	–

The following provides a comparison of our non-strategic 2013 results versus 2012 and 2012 results versus 2011.

Net revenues
2013 vs 2012: Up 28% from CHF (827) million to CHF (599) million
We had reduced net revenue losses reflecting significant valuation gains in our fixed income wind-down portfolio driven by various portfolio management measures and lower funding costs. At the end of 2013, risk-weighted assets under Basel III totaled USD 20 billion, a reduction of USD 3 billion from 2012.

2012 vs 2011: Down 24% from CHF (669) million to CHF (827) million
Results reflected increased losses from our fixed income wind-down portfolio and higher funding costs, partially offset by improved revenues from our legacy rates business and lower losses in other non-strategic positions.

Total operating expenses
2013 vs 2012: Up 156% from CHF 598 million to CHF 1,533 million
The increase was driven by significantly higher litigation provisions, primarily CHF 1,117 million in connection with mortgage-related matters in 2013, including in connection with the March 2014 FHFA settlement.

2012 vs 2011: Down 11% from CHF 669 million to CHF 598 million
The decrease was driven by significantly lower compensation and benefits partially offset by higher general and administrative expenses, driven by the higher litigation provisions.

Corporate Center

In 2013, we recorded a loss before taxes of CHF 1,455 million, primarily reflecting business realignment costs, fair value losses from movements in own credit spreads, reclassifications to discontinued operations and IT architecture simplification expenses.

Corporate Center results
	in			% change
	2013	2012	2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	(790)	(2,781)	1,238	(72)	–
Provision for credit losses	2	0	0	–	–
Compensation and benefits	455	636	739	(28)	(14)
General and administrative expenses	196	464	77	(58)	–
Commission expenses	12	8	31	50	(74)
Total other operating expenses	208	472	108	(56)	337
Total operating expenses	663	1,108	847	(40)	31
Income/(loss) before taxes	(1,455)	(3,889)	391	(63)	–
Balance sheet statistics (CHF million)
Risk-weighted assets – Basel III [1]	15,306	16,590	–	(8)	–
Total assets	87,244	80,733	119,568	8	(32)
Swiss leverage exposure	83,622	–	–	–	–
1 Represents risk-weighted assets on a fully phased-in "look-through" basis.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	2013	2012	2011	2013	2012	2011	2013	2012	2011
Statements of operations (CHF million)
Net revenues	(55)	(235)	(106)	(735)	(2,546)	1,344	(790)	(2,781)	1,238
Provision for credit losses	2	0	0	0	0	0	2	0	0
Compensation and benefits	153	148	228	302	488	511	455	636	739
Total other operating expenses	138	151	59	70	321	49	208	472	108
Total operating expenses	291	299	287	372	809	560	663	1,108	847
Income/(loss) before taxes	(348)	(534)	(393)	(1,107)	(3,355)	784	(1,455)	(3,889)	391

Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance.
> Refer to “Introduction of non-strategic units” in Credit Suisse – Information and developments – Format of presentation and changes in reporting for further information on non-strategic items.

The following provides a comparison of our 2013 results versus 2012 and 2012 results versus 2011.

Income/(loss) before taxes
2013 vs 2012: From CHF (3,889) million to CHF (1,455) million
Improved results mainly reflected lower fair value losses on own credit spreads of CHF 315 million, compared to CHF 2,939 million in 2012. The fair value losses on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. 2013 results also included lower business realignment costs of CHF 394 million, compared to CHF 680 million in 2012. Business realignment costs in 2013 primarily consisted of severance and other compensation expenses relating to Group-wide cost efficiency initiatives. 2012 results included litigation provisions related to National Century Financial Enterprises, Inc. (NCFE), with no litigation provisions in Corporate Center in 2013. These positive impacts on 2013 results were partly offset by lower gains on sale of real estate of CHF 68 million in 2013, compared to CHF 533 million in 2012, and IT architecture simplification costs of CHF 128 million in 2013. Additionally, Corporate Center’s 2013 results included losses of CHF 220 million comprising reclassifications to discontinued operations of revenues and expenses relating to the 2013 sales of our ETF business and Strategic Partners, and the announced sales of CFIG, which was completed in January 2014, and our domestic private banking business booked in Germany.

2012 vs 2011: From CHF 391 million to CHF (3,889) million
The decrease from a gain to a loss primarily reflected fair value losses on own credit spreads of CHF 2,939 million in 2012, compared to fair value gains of CHF 1,616 million in 2011. The fair value losses on own long-term vanilla debt reflected the narrowing of credit spreads on senior and subordinated debt across most currencies. The 2012 losses also included litigation provisions of CHF 227 million from the settlement of NCFE-related litigation. The losses in 2012 were partially offset by higher gains from the sale of real estate of CHF 533 million in 2012, compared to CHF 72 million in 2011 and lower business realignment costs of CHF 680 million in 2012, compared to CHF 847 million in 2011. The business realignment costs primarily consisted of severance and other compensation expenses relating to the Group-wide cost efficiency initiatives.

Non-strategic results
	in				% change
	2013	2012		2011	13 / 12	12 / 11
Statements of operations (CHF million)
Net revenues	(735)	(2,546)		1,344	(71)	–
Provision for credit losses	0	0		0	–	–
Total operating expenses	372	809		560	(54)	44
Income/(loss) before taxes	(1,107)	(3,355)		784	(67)	–
of which fair value impact from movements in own credit spreads	(315)	(2,939)		1,616	(89)	–
of which realignment costs [1]	(394)	(680)		(847)	(42)	(20)
of which IT architecture simplification expenses	(128)	0		0	–	–
of which real estate sales	68	533		72	(87)	–
of which litigation provisions	0	(227)	[2]	0	100	–
of which legacy funding costs [3]	(57)	(85)		(80)	(33)	6
of which reclassifications to discontinued operations [4]	(220)	9		11	–	(18)
of which other non-strategic items	(61)	34		12	–	183
1 Business realignment costs relating to divisional realignment costs are prospectively presented in the relevant divisional non-strategic results beginning in the fourth quarter of 2013.
2 Represents litigation provisions related to NCFE.
3 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
4
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of our ETF business, Strategic Partners and CFIG and the announced sale of our domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and >>>debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at >>>fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the >>>derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.

in	2013	2012	2011
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	(315)	(2,939)	1,616
of which fair value gains/(losses) on own long-term vanilla debt	(268)	(1,663)	1,210
of which fair value gains/(losses) from DVA on structured notes	(130)	(958)	697
of which fair value gains/(losses) on stand-alone derivatives	83	(318)	(291)

Assets under management

As of December 31, 2013, assets under management from continuing operations were CHF 1,253.4 billion, up 4.6% compared to December 31, 2012, primarily reflecting positive market movements and net new assets of CHF 36.1 billion.

Assets under management
Assets under management reflect the changes in reporting as discussed in “Credit Suisse – Information and developments – Format of presentation and changes in reporting”.
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
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
> Refer to “Private Banking & Wealth Management” and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group for further information on assets under management.

Assets under management and client assets
	end of			% change
	2013	2012	2011	13 / 12	12 / 11
Assets under management (CHF billion)
Wealth Management Clients	790.7	758.0	709.6	4.3	6.8
Corporate & Institutional Clients	250.0	223.8	203.0	11.7	10.2
Asset Management [1]	352.3	325.3	319.0	8.3	2.0
Non-strategic	44.4	84.7	84.6	(47.6)	0.1
Assets managed across businesses [2]	(155.0)	(141.0)	(131.0)	9.9	7.6
Assets under management	1,282.4	1,250.8	1,185.2	2.5	5.5
of which continuing operations	1,253.4	1,197.8	1,133.5	4.6	5.7
of which discontinued operations	29.0	53.0	51.7	(45.3)	2.5
Assets under management from continuing operations	1,253.4	1,197.8	1,133.5	4.6	5.7
of which discretionary assets	397.6	365.5	338.5	8.8	8.0
of which advisory assets	855.8	832.3	795.0	2.8	4.7
Client assets (CHF billion)
Wealth Management Clients	904.5	870.1	810.8	4.0	7.3
Corporate & Institutional Clients	353.3	323.0	305.2	9.4	5.8
Asset Management [1]	352.3	325.3	319.0	8.3	2.0
Non-strategic	51.8	88.0	87.4	(41.1)	0.7
Assets managed across businesses [2]	(155.0)	(141.0)	(131.0)	9.9	7.6
Client assets	1,506.9	1,465.4	1,391.4	2.8	5.3
of which continuing operations	1,477.5	1,411.8	1,339.2	4.7	5.4
of which discontinued operations	29.4	53.6	52.2	(45.1)	2.7
1 Excludes our portion of assets under management from our former investment in Aberdeen.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Growth in assets under management
in	2013	2012	2011
Growth in assets under management (CHF billion)
Net new assets from continuing operations	36.1	11.4	43.7
Net new assets from discontinued operations	(4.0)	(0.6)	2.9
Net new assets	32.1	10.8	46.6
of which Wealth Management Clients	18.9	20.6	35.1
of which Corporate & Institutional Clients	8.8	1.5	5.3
of which Asset Management [1]	15.0	(8.3)	3.8
of which non-strategic	(5.9)	(2.1)	3.5
of which assets managed across businesses [2]	(4.7)	(0.9)	(1.1)
Other effects from continuing operations	19.5	52.9	(63.5)
Other effects from discontinued operations	(20.0)	1.9	(3.1)
Other effects	(0.5)	54.8	(66.6)
of which Wealth Management Clients	13.8	27.8	(48.8)
of which Corporate & Institutional Clients	17.4	19.3	1.8
of which Asset Management	12.0	14.6	(18.2)
of which non-strategic	(34.4)	2.2	(5.2)
of which assets managed across businesses [2]	(9.3)	(9.1)	3.8
Growth in assets under management from continuing operations	55.6	64.3	(19.8)
Growth in assets under management from discontinued operations	(24.0)	1.3	(0.2)
Growth in assets under management	31.6	65.6	(20.0)
of which Wealth Management Clients	32.7	48.4	(13.7)
of which Corporate & Institutional Clients	26.2	20.8	7.1
of which Asset Management [1]	27.0	6.3	(14.4)
of which non-strategic	(40.3)	0.1	(1.7)
of which assets managed across businesses [2]	(14.0)	(10.0)	2.7
Growth in assets under management (%)
Net new assets from continuing operations	3.0	1.0	3.8
Net new assets from discontinued operations	(7.5)	(1.2)	5.6
Net new assets	2.5	0.9	3.9
of which Wealth Management Clients	2.5	2.9	4.9
of which Corporate & Institutional Clients	3.9	0.7	2.7
of which Asset Management [1]	4.6	(2.6)	1.1
of which non-strategic	(7.0)	(2.5)	4.1
of which assets managed across businesses [2]	3.3	0.7	0.8
Other effects from continuing operations	1.6	4.7	(5.5)
Other effects from discontinued operations	(37.8)	3.6	(6.0)
Other effects	0.0	4.6	(5.6)
of which Wealth Management Clients	1.8	3.9	(6.8)
of which Corporate & Institutional Clients	7.8	9.5	0.9
of which Asset Management	3.7	4.6	(5.4)
of which non-strategic	(40.6)	2.6	(6.1)
of which assets managed across businesses [2]	6.6	6.9	(2.8)
Growth in assets under management from continuing operations	4.6	5.7	(1.7)
Growth in assets under management from discontinued operations	(45.3)	2.4	(0.4)
Growth in assets under management	2.5	5.5	(1.7)
of which Wealth Management Clients	4.3	6.8	(1.9)
of which Corporate & Institutional Clients	11.7	10.2	3.6
of which Asset Management [1]	8.3	2.0	(4.3)
of which non-strategic	(47.6)	0.1	(2.0)
of which assets managed across businesses [2]	9.9	7.6	(2.0)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

In 2013, assets under management from continuing operations of CHF 1,253.4 billion increased by CHF 55.6 billion, or 4.6%, compared to the end of 2012, reflecting positive market movements and net new assets, partly offset by adverse foreign exchange-related movements and structural effects, primarily from the sales of businesses.
In our strategic portfolio, Wealth Management Clients contributed assets under management of CHF 790.7 billion, which increased 4.3% compared to the end of 2012, as positive market movements and net new assets of CHF 18.9 billion were partially offset by adverse foreign exchange-related movements. In Corporate & Institutional Clients in Switzerland, assets under management of CHF 250.0 billion increased CHF 26.2 billion, or 11.7%, compared to the end of 2012, mainly driven by positive market movements and CHF 8.8 billion of net new assets. In Asset Management, assets under management were CHF 352.3 billion, an increase of CHF 27.0 billion, or 8.3%, compared to the end of 2012, reflecting positive market performance and net asset inflows of CHF 15.0 billion, partially offset by negative foreign exchange-related movements.
In our non-strategic portfolio, assets under management declined 47.6% to CHF 44.4 billion mainly reflecting the sale of our ETF and secondary private equity businesses, of which CHF 29.0 billion were classified as discontinued operations.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
In 2013, we recorded net new assets from continuing operations of CHF 36.1 billion.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 18.9 billion, particularly with inflows from emerging markets and our >>>UHNWI client segment, partially offset by Western European cross-border outflows. Corporate & Institutional Clients in Switzerland reported strong net new assets of CHF 8.8 billion. Asset Management recorded significant net new assets of CHF 15.0 billion, mainly from credit and index strategies and hedge fund products, partially offset by outflows from fixed income.
In our non-strategic portfolio, net asset outflows of CHF 5.9 billion reflected the exit of certain businesses, of which CHF 4.0 billion were classified as discontinued operations.
In February 2014, we advised the Permanent Subcommittee on Investigations of the US Senate, among other authorities, that we would undertake a review of our internal processes relating to net new assets.

Net new assets
in	2013	2012	2011
Net new assets (CHF billion)
Wealth Management Clients	18.9	20.6	35.1
Corporate & Institutional Clients	8.8	1.5	5.3
Asset Management	15.0	(8.3)	3.8
Non-strategic	(5.9)	(2.1)	3.5
Assets managed across businesses [1]	(4.7)	(0.9)	(1.1)
Net new assets	32.1	10.8	46.6
of which continuing operations	36.1	11.4	43.7
of which discontinued operations	(4.0)	(0.6)	2.9
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

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
We have availed ourselves of the simplification in accounting offered under the fair value option guidance in Accounting Standards Codification (ASC) Topic 825 – Financial Instruments, primarily in Investment Banking and in Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved and for which we are economically hedged, we have elected the fair value option. Where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our financial accounting to our risk management reporting.
Control processes are applied to ensure that the fair values of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information on fair value and related control processes of the Group.

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
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 33 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information on VIEs.

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
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information on legal proceedings.

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
The methodology for calculating specific allowances involves judgments at many levels. First, it involves the early identification of deteriorating credit. Extensive judgment is required in order to properly evaluate the various indicators of the financial condition of a counterparty and likelihood of repayment. The failure to identify certain indicators or give them proper weight could lead to a different conclusion about the credit risk. The assessment of credit risk is subject to inherent limitations with respect to the completeness and accuracy of relevant information (for example, relating to the counterparty, collateral or guarantee) that is available at the time of the assessment. Significant judgment is exercised in determining the amount of the allowance. Whenever possible, independent, verifiable data or our own historical loss experience is used in models for estimating loan losses. However, a significant degree of uncertainty remains when applying such valuation techniques. Under our loan policy, the classification of loan status also has a significant impact on the subsequent accounting for interest accruals.
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
For the purpose of testing goodwill for impairment, each reporting unit is assessed individually. A reporting unit is an operating segment or one level below an operating segment, also referred to as a component. A component of an operating segment is deemed to be a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. In Private Banking & Wealth Management, Wealth Management Clients, Corporate & Institutional Clients, Asset Management and Private Banking & Wealth Management’s non-strategic unit are considered to be reporting units. Investment Banking is considered to be one reporting unit.
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
Circumstances that could trigger an initial qualitative assessment or the first step of the goodwill impairment test include, but are not limited to: (i) macroeconomic conditions such as a deterioration in general economic conditions or other developments in equity and credit markets; (ii) industry and market considerations such as a deterioration in the environment in which the entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), and regulatory or political developments; (iii) other relevant entity-specific events such as changes in management, key personnel or strategy; (iv) a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit; (v) results of testing for recoverability of a significant asset group within a reporting unit; (vi) recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit; and (vii) a sustained decrease in share price (considered in both absolute terms and relative to peers).
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, cumulative translation adjustments, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis. As of December 31, 2013, such residual equity was equal to CHF 9,425 million. Previously, the carrying value of each reporting unit was determined on the basis of the reporting units’ allocated economic capital. The enhanced method of determining the carrying value of the reporting units reflects the current manner in which these businesses are managed as well as the regulatory capital constraints faced by each reporting unit. As of December 31, 2013, the goodwill was tested for impairment under both methods for determining the carrying value of each reporting unit.
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
Based on our goodwill impairment analysis performed as of December 31, 2013, we concluded that the estimated fair value for three of the reporting units in the Private Banking & Wealth Management division substantially exceeded their related carrying values and no impairment was necessary as of December 31,

2013. The fair value of Private Banking & Wealth Management’s non-strategic reporting unit at the date of its creation in the fourth quarter of 2013 was lower than the estimated book value and as a result we recorded a CHF 12 million goodwill impairment charge.
There was no impairment necessary for our Investment Banking reporting unit as the estimated fair value substantially exceeded its carrying value. The Group engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2013 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from our best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, we could potentially incur material impairment charges in the future.
> Refer to “Note 20 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information on goodwill.

Taxes
Uncertainty of income tax positions
We follow the guidance in ASC Topic 740 – Income Taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is required to determine the amount of benefit eligible for recognition in the consolidated financial statements.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on income tax positions.

Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of operating loss carry-forwards and temporary differences between the carrying values of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.
The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of deferred tax assets on net operating losses is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets will be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the reversal of deferred tax liabilities which can be scheduled and tax planning strategies.
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
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information on deferred tax assets.

Pension plans
The Group
The Group covers pension requirements, in both Swiss and non-Swiss locations, through various defined benefit pension plans and defined contribution pension plans.
Our funding policy with respect to these pension plans is consistent with local government and tax requirements.
The calculation of the expense and liability associated with the defined benefit pension plans requires an extensive use of assumptions, which include the discount rate, expected return on plan assets and rate of future compensation increases. Management determines these assumptions based upon currently available market and industry data and historical experience of the plans. Management also consults with an independent actuarial firm to assist in selecting appropriate assumptions and valuing its related liabilities. The actuarial assumptions used by us may differ materially from actual results due to changing market and economic conditions and specific experience of the plans (such as investment management over- or underperformance, higher or lower withdrawal rates and longer or shorter life spans of the participants). Any such differences could have a significant impact on the amount of pension expense recorded in future years.
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
The projected benefit obligation (PBO) of our total defined benefit pension plans as of December 31, 2013 included an amount related to our assumption for future salary increases of CHF 488 million, compared to CHF 534 million as of December 31, 2012. The accumulated benefit obligation (ABO) is defined as the PBO less the amount related to estimated future salary increases. The difference between the >>>fair value of plan assets and the ABO was an overfunding of CHF 2,091 million for 2013, compared to an overfunding of CHF 698 million for 2012.
We are required to estimate the expected long-term rate of return on plan assets, which is then used to compute benefit costs recorded in the consolidated statements of operations. Estimating future returns on plan assets is particularly subjective, as the estimate requires an assessment of possible future market returns based on the plan asset mix. In calculating pension expense and in determining the expected long-term rate of return, we use the market-related value of assets. The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic benefit costs for the 12-month period following this date.
The expected weighted-average long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs in 2013 and 2012 was 4.0% and 4.3%, respectively, for the Swiss plans and 6.2% and 6.4%, respectively, for the international plans. In 2013, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense for the Swiss plans would have decreased/increased CHF 144 million and net pension expense for the international plans would have decreased/increased CHF 26 million.
The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. In estimating the discount rate, we take into consideration the relationship between the corporate bonds and the timing and amount of the future cash outflows from benefit payments. The discount rate used for Swiss plans increased 0.4 percentage point from 2.2% as of December 31, 2012, to 2.6% as of December 31, 2013, mainly due to an increase in Swiss bond market rates. The average discount rate used for international plans increased 0.2 percentage point from 4.5% as of December 31, 2012, to 4.7% as of December 31, 2013, mainly due to an increase in bond market rates in the EU and the US, partially offset by a decrease in UK bond market rates. The discount rate affects both the pension expense and the PBO. For the year ended December 31, 2013, a one percentage point decline in the discount rate for the Swiss plans would have resulted in an increase in the PBO of CHF 1,688 million and an increase in pension expense of CHF 126 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 1,486 million and a decrease in the pension expense of CHF 141 million. A one percentage point decline in the discount rate for the international plans as of December 31, 2013 would have resulted in an increase in the PBO of CHF 604 million and an increase in pension expense of CHF 49 million, and a one percentage point increase in the discount rate would have resulted in a decrease in the PBO of CHF 487 million and a decrease in the pension expense of CHF 40 million.
Actuarial losses and prior service cost are amortized over the average remaining service period of active employees expected to receive benefits under the plan, which, as of December 31, 2013, was approximately nine years for the Swiss plans and 3 to 25 years for the international plans. The pre-tax expense associated with the amortization of net actuarial losses and prior service cost for defined benefit pension plans for the years ended December 31, 2013, 2012 and 2011 was CHF 245 million, CHF 165 million and CHF 152 million, respectively. The amortization of recognized actuarial losses and prior service cost for defined benefit pension plans for the year ending December 31, 2014, which is assessed at the beginning of the year, is expected to be CHF 77 million, net of tax. The impact from deviations between our actuarial assumptions and the actual developments of such parameters observed for our pension plans further impacts the amount of net actuarial losses or gains recognized in equity, resulting in a higher or lower amount of amortization expense in periods after 2014.
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on pension benefits.

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
In 2013, if the Bank had accounted for the Group plan as a defined benefit plan, the expected long-term rate of return used to determine the expected return on plan assets as a component of the net periodic benefit costs would have been 4.0%. In 2013, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 6.2%.
The discount rate used in determining the benefit obligation is based either upon high-quality corporate bond rates or government bond rates plus a premium in order to approximate high-quality corporate bond rates. For the year ended December 31, 2013, if the Bank had accounted for the Group plan as a defined benefit plan, the discount rate used in the measurement of the benefit obligation and net periodic benefit costs would have been 2.6% and 2.2%, respectively. For the year ended December 31, 2013, the weighted-average discount rates used in the measurement of the benefit obligation and the net periodic benefit costs for the international single-employer defined benefit pension plans were 4.7% and 4.5%, respectively. A one percentage point decline in the discount rate for the international single-employer plans would have resulted in an increase in PBO of CHF 604 million and an increase in pension expense of CHF 49 million, and a one percentage point increase in the discount rate would have resulted in a decrease in PBO of CHF 487 million and a decrease in pension expense by CHF 40 million.
The Bank does not recognize any amortization of actuarial losses and prior service cost for the Group pension plan. Actuarial losses and prior service cost related to the international single-employer defined benefit pension plans are amortized over the average remaining service period of active employees expected to receive benefits under the plan. The pre-tax expense associated with the amortization of recognized net actuarial losses and prior service cost for the years ended December 31, 2013, 2012 and 2011 was CHF 79 million, CHF 73 million and CHF 51 million, respectively. The amortization of recognized actuarial losses and prior service cost for the year ending December 31, 2014, which is assessed at the beginning of the year, is expected to be CHF 38 million, net of tax.

[this page intentionally left blank]

Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet, off-balance sheet and other contractual obligations

Liquidity and funding management

During 2013, we maintained a strong liquidity and funding position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.

Overview
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements, or as desired by management to support business initiatives.
Our liquidity and funding strategy is approved by the Capital Allocation and Risk Management Committee (CARMC) and overseen by the Board of Directors. The implementation and execution of the funding and liquidity strategy is managed by Treasury. Treasury ensures adherence to our funding policy and the efficient coordination of the secured funding desks. This approach enhances our ability to manage potential liquidity and funding risks and to promptly adjust our liquidity and funding levels to meet stress situations. Our liquidity and funding profile is regularly reported to CARMC and the Board of Directors, who define our risk tolerance, including liquidity risk, and set parameters for the balance sheet and funding usage of our businesses. The Board of Directors is responsible for defining our overall tolerance for risk in the form of a risk appetite statement.
Our liquidity and funding profile reflects our strategy and risk appetite and is driven by business activity levels and the overall operating environment. We have adapted our liquidity and funding profile to reflect lessons learned from the financial crisis, the subsequent changes in our business strategy and regulatory developments. We have been an active participant in regulatory and industry forums to promote best practice standards on quantitative and qualitative liquidity management. Our internal liquidity risk management framework is subject to review and monitoring by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA), other regulators and rating agencies.

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
The LCR, which will be phased in beginning January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of the stock of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for four years, reaching 100% by January 1, 2019.
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
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The BCBS also proposed revisions to the NSFR, which are expected to become the minimum standard by the previously announced date of January 1, 2018.
In November 2012, the Swiss Federal Council adopted a liquidity ordinance (Liquidity Ordinance) that implements Basel III liquidity requirements into Swiss law subject, in part, to further rule-making. The Liquidity Ordinance entered into force on January 1, 2013. It requires appropriate management and monitoring of liquidity risks, and applies to all banks, but is tiered according to the type, complexity and degree of risk of a bank’s activities. It also contains supplementary quantitative and qualitative requirements for systemically relevant banks, including us, which are generally consistent with existing FINMA liquidity requirements. In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance to reflect the final Basel III LCR rules. Under the proposal, systemically relevant banks like us will be subject to an initial minimum LCR requirement of 100% beginning in 2015.
Our revised liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
> Refer to “Basel framework” and “US – Capital and prudential supervision” in I – Information on the company – Regulation and supervision – Recent regulatory developments and proposals for further information.

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
Although the >>>NSFR is not expected to be introduced until 2018 and is still subject to adjustment by the >>>BCBS and >>>FINMA, we began using the NSFR in 2012 as the primary tool to monitor our structural liquidity position, plan funding and as the basis for our funds transfer pricing policy. Pursuant to our announced plans to reduce our balance sheet, we further strengthened our long-term funding profile to accelerate the increase of our NSFR. We estimate that our NSFR under the current FINMA framework was in excess of 100% as of the end of 2013.
Our estimate is based on the definitions and methodologies outlined in the aforementioned BCBS Basel III international framework for liquidity risk measurement, standards and monitoring issued in December 2010, the previously noted Liquidity Ordinance implementing the Basel III liquidity requirements into Swiss law, and other guidance and requirements of FINMA. Where requirements are unclear or left to be determined by the BCBS and FINMA, we have made our own interpretation and assumptions which may not be consistent with those of other financial institutions. NSFR metrics are regulatory ratios whose disclosure is not yet formally required and, as such, represent non-GAAP financial measures.
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
– Availability of secured funding becomes subject to significant over-collateralization;
– Capital markets, certificates of deposit and >>>commercial paper markets will not be available;
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

Contingency planning
In the event of a liquidity crisis, our liquidity contingency plan provides for specific actions to be taken depending on the nature of the crisis. Our Treasurer activates the contingency plan upon receipt of various reports that pre-established trigger levels have been breached. Pre-defined further escalation ensures the involvement of senior management and CARMC, the delivery of information to regulators and the meeting of the funding execution committee, which establishes a specific action plan and coordinates business and funding activities. In all cases, the plan’s priorities are to strengthen liquidity (immediate), reduce funding needs (medium term) and assess recovery options (longer term).

Liquidity pool
Treasury manages a sizeable portfolio of liquid assets, comprised of cash, high grade bonds, major market equity securities and other liquid securities, which serves as a liquidity pool. A portion of the liquidity pool is generated through >>>reverse repurchase agreements with top-rated counterparties. Most of these liquid assets qualify as eligible assets under the BCBS liquidity standards. We are mindful of potential credit risk and therefore focus our liquidity holdings strategy on cash held at central banks and highly rated government bonds, also from short-term reverse repurchase agreements. These bonds are eligible as collateral for liquidity facilities with various central banks including the SNB, the US Federal Reserve (Fed), the European Central Bank (ECB) and the Bank of England. Our direct exposure on these bonds is limited to highly liquid, top-rated sovereign entities or fully guaranteed agencies of sovereign entities. These securities may also serve to meet liquidity requirements for our local businesses.
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
As of December 31, 2013, our liquidity pool, based on our internal model, was CHF 140 billion, net of the stress level haircut. The liquidity pool consisted of CHF 55 billion of cash held by major central banks, primarily the Fed, the SNB and the ECB, CHF 52 billion of securities issued by governments and government agencies, primarily of the US, Britain, France, Germany and Switzerland, and other highly liquid assets including fixed income securities of CHF 15 billion and liquid equity securities of CHF 18 billion that form part of major indices. As of December 31, 2013, our internal model included the application of a stress test level haircut equal to approximately 60% of the market value of non-cash positions in the liquidity pool. The haircut reflects our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.

Liquidity pool
December 31, 2013	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	23.8	27.5	2.5	0.7	54.5
Government bonds	3.1	23.5	10.3	15.1	52.0	[1]
Fixed income securities	0.6	12.6	0.0	1.9	15.1
Liquid equity securities	0.0	11.4	0.1	7.0	18.5
Total liquidy pool (based on internal model)	27.5	75.0	12.9	24.7	140.1
1 Includes reverse repurchases of government bonds of CHF 19.1 billion.

Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is >>>match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
Cash and due from banks and >>>reverse repurchase agreements are highly liquid. A significant part of our assets, principally unencumbered trading assets that support the securities business, is comprised of securities inventories and collateralized receivables that fluctuate and are generally liquid. These liquid assets are available to settle short-term liabilities.

Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 22% as of the end of 2013, compared to 20% as of the end of 2012, reflecting an increase in core customer deposits that more than offset an increase in loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as a >>>haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 297 billion as of the end of 2013, an increase of 4% compared to CHF 285 billion as of the end of 2012 and an increase of 7% compared to CHF 278 billion as of the end of 2011, reflecting growth in the customer deposit base in Private Banking & Wealth Management in 2013 and 2012. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Funding management
Treasury is responsible for the development, execution and regular updating of our funding plan. The plan reflects projected business growth, development of the balance sheet, future funding needs and maturity profiles as well as the effects of changing market conditions.
Interest expense on long-term debt, excluding structured notes, is monitored and managed relative to certain indices, such as the >>>London Interbank Offered Rate (LIBOR), that are relevant to the financial services industry. This approach to term funding best reflects the sensitivity of both our liabilities and our assets to changes in interest rates. Our average funding cost, which is allocated to the divisions, remained largely unchanged compared to the end of 2012.
We continually manage the impact of funding spreads through careful management of our liability maturity mix and opportunistic issuance of debt. The effect of funding spreads on interest expense depends on many factors, including the absolute level of the indices on which our funding is based.
We diversify our long-term funding sources by issuing structured notes, which are debt securities on which the return is linked to commodities, stocks, indices or currencies or other assets, as well as covered bonds. We generally hedge structured notes with positions in the underlying assets or >>>derivatives.
We also use other collateralized financings, including >>>repurchase agreements and securities lending agreements. The level of our repurchase agreements fluctuates, reflecting market opportunities, client needs for highly liquid collateral, such as US treasuries and agency securities, and the impact of balance sheet and >>>risk-weighted asset (RWA) limits. In addition, matched book trades, under which securities are purchased under agreements to resell and are simultaneously sold under agreements to repurchase with comparable maturities, earn spreads, are relatively risk free and are generally related to client activity.
Our primary source of liquidity is funding through consolidated entities. The funding through non-consolidated special purpose entities (SPEs) and asset securitization activity is immaterial.

Contractual maturity of assets and liabilities
The table below provides contractual maturities of the assets and liabilities specified as of the end of 2013. The contractual maturities are an important source of information for liquidity risk management. However, liquidity risk is also managed based on an expected maturity that considers counterparty behavior and in addition takes into account certain off-balance sheet items such as derivatives. Liquidity risk management performs extensive analysis of counterparty behavioral assumptions under various stress scenarios.
Contractual maturity of assets and liabilities
end of 2013	On demand	Less than 1 month	Between 1 to 3 months	Between 3 to 12 months	Between 1 to 5 years	Greater than 5 years	Total
Assets (CHF million)
Cash and due from banks	62,251	2,523	965	523	0	2,430	68,692
Interest-bearing deposits with banks	0	463	314	482	202	54	1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	65,784	67,662	18,426	7,497	461	192	160,022
Securities received as collateral, at fair value	20,944	1,856	0	0	0	0	22,800
Trading assets, at fair value	229,413	0	0	0	0	0	229,413
Investment securities	4	103	53	480	1,768	579	2,987
Other investments	839	38	0	0	47	9,405	10,329
Net loans	6,990	49,039	25,371	44,550	84,454	36,650	247,054
Premises and equipment	0	0	0	0	0	5,091	5,091
Goodwill	0	0	0	0	0	7,999	7,999
Other intangible assets	0	0	0	0	0	210	210
Brokerage receivables	52,045	0	0	0	0	0	52,045
Other assets	28,363	11,938	498	1,863	9,342	11,061	63,065
Assets of discontinued operations held-for-sale	299	185	13	1,087	0	0	1,584
Total assets	466,932	133,807	45,640	56,482	96,274	73,671	872,806
Liabilities (CHF million)
Due to banks	12,433	5,103	2,123	2,776	332	341	23,108
Customer deposits	248,744	20,338	29,529	29,318	4,560	600	333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	20,365	53,683	12,460	6,664	809	51	94,032
Obligation to return securities received as collateral, at fair value	20,944	1,856	0	0	0	0	22,800
Trading liabilities, at fair value	76,635	0	0	0	0	0	76,635
Short-term borrowings	0	5,901	4,867	9,425	0	0	20,193
Long-term debt	0	6,825	3,402	10,887	68,919	40,009	130,042
Brokerage payables	73,154	0	0	0	0	0	73,154
Other liabilities	27,358	18,780	335	400	2,871	1,703	51,447
Liabilities of discontinued operations held-for-sale	1,093	8	13	26	0	0	1,140
Total liabilities	480,726	112,494	52,729	59,496	77,491	42,704	825,640

> Refer to “Contractual obligations and other commercial commitments” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Balance sheet, off-balance sheet and other contractual obligations and “Note 32 – Guarantees and commitments“ in V – Consolidated financial statements – Credit Suisse Group for further information on contractual maturities of guarantees and commitments.

Debt issuances and redemptions
Our long term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
Our issuances span a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The table below provides information on long-term debt issuances, maturities and redemptions in 2013, excluding structured notes.

Debt issuances and redemptions
in 2013	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	2.3	6.1	8.4
of which unsecured	2.3	6.1	8.4
Maturities / Redemptions	(16.7)	(3.8)	(20.5)
of which unsecured	(15.8)	(3.8)	(19.6)
of which secured [1]	(0.9)	0.0	(0.9)
Excludes structured notes.
1 Includes covered bonds.

As of the end of 2013, we had outstanding long-term debt of CHF 130 billion, which included senior and subordinated instruments. We had CHF 34.8 billion and CHF 14.3 billion of structured notes and covered bonds outstanding, respectively, as of the end of 2013 compared to CHF 36.6 billion and CHF 15.2 billion, respectively, as of the end of 2012. The weighted average maturity of long-term debt was 6.7 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).
> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.

Short-term borrowings increased 8% to CHF 20.2 billion as of the end of 2013 compared to CHF 18.6 billion in 2012.
> Refer to “Capital issuances and redemptions” in Capital management for further information on capital issuances, including buffer and progressive capital notes.

Funds transfer pricing
We maintain an internal funds transfer pricing system based on market rates. Our funds transfer pricing system is designed to allocate to our businesses all funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures the full funding costs allocation under normal business conditions, but it is even of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, our businesses are also credited to the extent they provide long-term stable funding.

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
For the year ended December 31, 2013, net cash provided by operating activities of continuing operations was CHF 22.1 billion, primarily reflecting a decrease in trading assets and liabilities, an increase in other liabilities and the 2013 income from continuing operations, partially offset by an increase in other assets. Our operating assets and liabilities vary significantly in the normal course of business due to the amount and timing of cash flows. Management believes cash flows from operations, available cash balances and short-term and long-term borrowings will be sufficient to fund our operating liquidity needs.
Our investing activities primarily include originating loans to be held to maturity, other receivables and the investment securities portfolio. For the year ended December 31, 2013, net cash of CHF 11.5 billion was provided by investing activities from continuing operations, primarily due to a decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions and an increase in loans.
Our financing activities primarily include the issuance of debt and receipt of customer deposits. We pay annual dividends on our common shares. In 2013, net cash used in financing activities of continuing operations was CHF 24.4 billion, mainly reflecting repayments of long-term debt and a decrease in central bank funds purchased, securities sold under >>>repurchase agreements and securities lending transactions, partly offset by the issuances of long-term debt and an increase in due to banks and customer deposits.

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
A downgrade in credit ratings could reduce our access to capital markets, increase our borrowing costs, require us to post additional collateral or allow counterparties to terminate transactions under certain of our trading and collateralized financing and derivative contracts. This, in turn, could reduce our liquidity and negatively impact our operating results and financial position. Our liquidity barometer takes into consideration contingent events associated with a two-notch downgrade in our credit ratings. The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.4 billion, CHF 3.4 billion and CHF 4.8 billion, respectively, as of December 31, 2013, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller. In July 2013, Standard & Poor’s announced a one-notch rating downgrade on our long-term debt.
As of the end of 2013, we were compliant with the requirements related to maintaining a specific credit rating under these derivative instruments.
> Refer to “Investor information” in the Appendix for further information on Group and Bank credit ratings.

Capital management

As of the end of 2013, our capital position remained strong with a CET1 ratio of 15.7% under Basel III and 10.0% on a look-through basis. Our RWA under Basel III decreased CHF 18.6 billion to CHF 273.8 billion compared to year-end 2012 and our tier 1 capital increased CHF 1.7 billion to CHF 46.1 billion. Our Swiss leverage ratio was 5.1%.

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

Regulatory capital framework
Overview
Effective January 1, 2013, the Basel II.5 framework, under which we operated in 2012, was replaced by the >>>Basel III framework, which was implemented in Switzerland along with the Swiss >>>“Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business. Our 2012 calculations of capital and ratio amounts, which are presented in order to show meaningful comparative information, use estimates as of December 31, 2012, as if the Basel III framework had been implemented in Switzerland as of such date.
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
For measuring credit risk, we received approval from >>>FINMA to use the >>>advanced internal ratings-based approach (A-IRB). Under the A-IRB for measuring credit risk, risk weights are determined by using internal risk parameters for >>>probability of default (PD), >>>loss given default (LGD) and effective maturity. The exposure at default is either derived from balance sheet values or by using models.
For calculating the capital requirements for market risk, the internal models approach, the standardized measurement method and the standardized approach are used.
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

Capital structure under Basel III
The >>>BCBS issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.

Under Basel III, the minimum common equity tier 1 (CET1) requirement is 4.5% of RWA.
In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress. Banks that do not maintain this buffer will be limited in their ability to pay dividends or make discretionary bonus payments or other earnings distributions.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
CET1 capital is subject to certain regulatory deductions and other adjustments to common equity, including the deduction of deferred tax assets for tax-loss carry-forwards, goodwill and other intangible assets and investments in banking and finance entities.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk. This countercyclical buffer will be phased in from January 1, 2016 through January 1, 2019.
Beginning January 1, 2013, capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out. In addition, instruments with an incentive to redeem prior to their stated maturity, if any, will be phased out at their effective maturity date, generally the date of the first step-up coupon.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2013		2014		2015		2016		2017		2018		2019
Capital ratios
CET1	3.5%	[1]	4.0%	[1]	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer							0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB							0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	3.5%		4.0%		4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.0%	[1]	1.5%		1.5%		1.5%		1.5%		1.5%		1.5%
Total tier 1	4.5%		5.5%		6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	3.5%	[1]	2.5%	[1]	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		8.0%		8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]			20.0%	[1]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase out	Phased out over 10-year horizon beginning 2013 through 2022
1 Indicates transition period.
2 Includes goodwill and other intangible assets, certain deferred tax assets and participations in financial institutions.

Swiss Requirements
As of January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss Requirements. Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Certain requirements under the legislation, including those regarding capital, are to be phased in from 2013 through 2018 and are fully effective January 1, 2019. The legislation on capital requirements builds on Basel III, but in respect of systemically relevant banks goes beyond its minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.

The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business. For 2014, FINMA set our progressive component requirement at 3.66%, a decrease from the 4.41% applicable in 2013, reflecting our size and market share based on data as of year-end 2012. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. In February 2013, at the request of the SNB, the Swiss Federal Council activated the countercyclical capital buffer, which was effective September 30, 2013 and requires banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgage loans that finance residential property in Switzerland. As of December 31, 2013, our countercyclical buffer was CHF 144 million, which is equivalent to an additional requirement of 0.05% of CET1 capital. In January 2014, at the request of SNB, the Swiss Federal Council further increased this countercyclical buffer from 1% to 2%, effective June 30, 2014.
We also measure Swiss Core Capital and Swiss Total Capital. Swiss Core Capital consists of CET1 capital and tier 1 participation securities, which FINMA advised may be included with a >>>haircut of 20% until December 31, 2018 at the latest, and may include certain other Swiss adjustments. Our Swiss Total Capital consists of Swiss Core Capital, high-trigger capital instruments and low-trigger capital instruments.
As of January 1, 2013, we must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.

Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an >>>incremental risk charge (IRC), >>>stressed Value-at-Risk (VaR), >>>risks not in VaR (RNIV) and, since January 1, 2013, advanced >>>credit valuation adjustment (CVA). The IRC is a regulatory capital charge for default and migration risk on positions in the trading books and is intended to complement additional standards being applied to the >>>VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk. Risks that are not currently implemented within the Group’s VaR model, such as certain basis risks, higher order risks and cross risks, are captured through RNIV calculations. Advanced CVA covers the risk of mark-to-market losses on the expected counterparty risk arising from changes in a counterparty’s credit spreads.
FINMA, in line with Bank for International Settlements (BIS) requirements, uses a multiplier to impose an increase in market risk capital for every >>>regulatory VaR >>>backtesting exception over four in the prior rolling 12-month period. For the purposes of this measurement, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night’s positions. In 2013, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
With FINMA approval, we have implemented a Comprehensive Risk Measure framework to calculate a capital charge covering all price risks (default, spread and correlation risk) within the credit correlation products within our trading book portfolio.

Effective January 1, 2013, FINMA introduced increased capital charges for mortgage loans that finance certain residential property in Switzerland (mortgage multiplier). These increased capital charges, which are applied for both BIS and FINMA purposes, will be phased in by January 1, 2019.
> Refer to “Market risk” in Risk management for further information on Credit Suisse’s risk measurement models and backtesting exceptions.

Regulatory developments and proposals
In January 2014, the >>>BCBS published the framework and disclosure requirements for the >>>Basel III leverage ratio. The required >>>Basel III leverage ratio, which seeks to measure tier 1 capital against exposure, is expected to be at least 3%. Although the effective date of the Basel III leverage ratio is not until 2018, banks will be required to disclose the ratio on a consolidated basis beginning in 2015, subject to implementation by national regulators.
From January 1, 2014, the Capital Requirement Directive (CRD) IV package of legislation (comprising a directive and a regulation) will replace the current CRD directive with new measures implementing Basel III and other requirements. As part of the transition to CRD IV, the UK’s Prudential Regulation Authority (PRA) has reviewed the permissions of UK financial institutions, including those of our subsidiaries, to use their current internal modeling for capital calculation purposes as well as new models required for CRD IV compliance. The majority of the models for our subsidiaries were approved and certain models will require updates in line with latest BCBS guidance and regulatory feedback on modeling techniques.
In accordance with BCBS’s G-SIB loss absorbency requirements and >>>FINMA’s capital adequacy disclosure requirements, banks with a balance sheet exceeding EUR 200 billion must publish annually 12 financial indicators, such as size and complexity. Depending on these financial indicators, the FSB will set the progressive buffer for G-SIBs. The reporting requirement is effective December 31, 2013 and disclosures will be made by April 30, 2014 on our Investor Relations website.
> Refer to https://www.credit-suisse.com/investors/en/regulatory_disclosures/index.jsp for additional information.

The SNB has previously designated the Group as a financial group of systemic importance under applicable Swiss law. Following that designation, in December 2013, FINMA issued a decree specifying capital adequacy requirements addressed to the Bank on a stand-alone basis and the Bank and the Group, each on a consolidated basis as systemically relevant institutions. It also specified liquidity and risk diversification requirements for the Bank at the stand-alone level. The decree became effective in the first quarter of 2014.
In July 2013, the Fed, Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency released final capital rules that overhaul the existing US bank regulatory capital rules and implement the Basel III framework and certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The final rules are largely consistent with the Basel III framework published by the BCBS, although they diverge in several important respects due to requirements of the Dodd-Frank Act and do not address other, more recent aspects of the Basel III framework. In February 2014, the Fed adopted a rule under the Dodd-Frank Act that creates a new framework for regulation of the US operations of foreign banking organizations. The rule requires Credit Suisse to create a single US intermediate holding company (IHC) to hold all of its US subsidiaries; this will not apply to Credit Suisse AG’s New York branch (New York Branch). The IHC will be subject to local risk-based capital and leverage requirements. In addition, both the IHC itself and the combined US operations of Credit Suisse (including the IHC and the New York Branch) will be subject to other new prudential requirements. The new framework’s prudential requirements generally become effective in July 2016.
> Refer to “Regulation and supervision” in I – Information on the company for further information on regulatory developments and proposals.

Capital issuances and redemptions
In March 2014, pursuant to a tender offer, we repurchased USD 1.4 billion of outstanding 7.875% perpetual series B subordinated tier 1 participation securities. We subsequently exercised a regulatory call of the USD 99 million of such securities that had not been tendered, with the result that no such securities remain outstanding. Prior to the announcement of the tender offer and as advised by >>>FINMA, these tier 1 participation securities formed part of Swiss Core Capital under Swiss Requirements, whereas under >>>Basel III, these instruments were included in additional tier 1 instruments subject to phase out. In December 2013, we also redeemed on their first call date USD 1.5 billion of 8.25% perpetual series A subordinated tier 1 participation securities, which were similarly treated.
In December 2013, we issued USD 2.25 billion 7.5% tier 1 capital notes (7.5% Tier 1 Capital Notes).
In October 2013, based on a prior agreement with an entity affiliated with Qatar Investment Authority, we exchanged such entity’s holding of all of the CHF 2.5 billion 10% tier 1 capital notes and USD 1.72 billion of the 11% tier 1 capital notes (11% Tier 1 Capital Notes) into equivalent principal amounts of US dollar-denominated 9.5% tier 1 high-trigger capital instruments and Swiss franc-denominated 9.0% tier 1 high-trigger capital instruments (together, the new Tier 1 Capital Notes). In addition, we redeemed USD 55 million of the 11% Tier 1 Capital Notes for cash.
> Refer to “Related party transactions” in IV – Corporate Governance and Compensation – Corporate Governance – Banking relationships and related party transactions for further information on the exchange and the terms of the new Tier 1 Capital Notes.

In September 2013, we issued CHF 290 million 6.0% tier 1 capital notes (6.0% Tier 1 Capital Notes, together with the 7.5% Tier 1 Capital Notes, the Tier 1 Capital Notes), which are perpetual but may be redeemed at our option in September 2018, subject to certain conditions. We also issued EUR 1.25 billion 5.75% tier 2 capital notes due in September 2025 (5.75% Tier 2 Capital Notes).

In August 2013, we issued USD 2.5 billion 6.5% tier 2 capital notes due in August 2023 (6.5% Tier 2 Capital Notes and, together with the 5.75% Tier 2 Capital Notes, the Tier 2 Capital Notes).
Each of the series of Tier 1 Capital Notes and Tier 2 Capital Notes issued in 2013 qualify as low-trigger capital instruments and have a write-down feature, which means that the full principal amount of the notes will be permanently written down to zero upon the occurrence of specified triggering events. These events occur when the amount of our CET1 ratio, together with an additional ratio described below that takes into account other outstanding capital instruments, falls below 5.125% for the Tier 1 Capital Notes and 5% for the Tier 2 Capital Notes. The write-down can only be prevented if FINMA, at our request, is satisfied that certain conditions exist and determines a write-down is not required. The capital notes will also be written down upon a non-viability event, which occurs when FINMA determines that a write-down is necessary, or that we require extraordinary public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances.
The capital ratio write-down triggers for each of the series of capital notes issued in 2013 take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write-down of the capital notes issued in 2013. The amount of additional capital that is expected to be contributed by such conversion or write-down is referred to as the Higher Trigger Capital Amount under the terms of the capital notes issued in 2013.
For the Tier 2 Capital Notes as of the end of 2013, the Higher Trigger Capital Amount was CHF 10.0 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.7%. For the Tier 1 Capital Notes as of the end of 2013, the Higher Trigger Capital Amount was CHF 7.7 billion and the Higher Trigger Capital Ratio was 2.8%. The Contingent Capital Awards granted in 2014 to certain employees as part of their compensation qualify as regulatory capital and are expected to increase these Higher Trigger Capital Amounts over time.
In April 2013, we settled and delivered 233.5 million Group shares out of conditional, conversion and authorized capital as well as treasury shares at a conversion price of CHF 16.29 per share in connection with the mandatory conversion of CHF 3.8 billion mandatory and contingent convertible securities (MACCS) that we had originally issued in July 2012.
In March 2013, we redeemed USD 1.525 billion 7.9% tier 1 capital notes on their first call date.
In January 2013, we redeemed EUR 77 million of lower tier 2 notes on their first call date.
All of the issuances and tier 1 instrument redemptions and repurchases effected in 2013 were approved by FINMA.

Capital metrics under Basel III
Regulatory capital and ratios – Group
Our CET1 ratio was 15.7% as of the end of 2013, compared to 14.2% as of the end of 2012, reflecting lower >>>RWA and higher CET1 capital. Our tier 1 ratio was 16.8% as of the end of 2013, compared to 15.2% as of the end of 2012. Our total capital ratio was 20.6% as of the end of 2013 compared to 17.6% as of the end of 2012.
CET1 capital was CHF 43.0 billion as of the end of 2013 compared to CHF 41.5 billion as of the end of 2012, reflecting net income and the impact of share-based compensation, partially offset by an adverse foreign exchange translation impact and a dividend accrual.
Additional tier 1 capital was CHF 3.1 billion as of the end of 2013 compared to CHF 2.9 billion as of the end of 2012, mainly due to the issuance of the Tier 1 Capital Notes, partially offset by the redemption of tier 1 participation securities and tier 1 capital notes. Tier 2 capital was CHF 10.2 billion as of the end of 2013 compared to CHF 7.2 billion as of the end of 2012, mainly due to the issuance of the Tier 2 Capital Notes.
Total eligible capital as of the end of 2013 was CHF 56.3 billion compared to CHF 51.5 billion as of the end of 2012.

RWA decreased CHF 18.6 billion to CHF 273.8 billion as of the end of 2013, reflecting a material decrease in Investment Banking credit risk and market risk, together with a positive impact from foreign exchange translation, partially offset by an increase from model and parameter updates and methodology and policy changes.
> Refer to “Risk-weighted assets movement by risk type – Basel III” for further information.

BIS statistics – Basel III
	Group					Bank
end of	2013		2012		% change	2013		2012		% change
Eligible capital (CHF million)
Total shareholders' equity	42,164		35,498		19	39,992		34,767		15
Mandatory and contingent convertible securities	–	[1]	3,598	[1]	(100)	–		–		–
Regulatory adjustments	(1,069)	[2]	(303)	[2]	253	(3,504)	[3]	(3,879)	[3]	(10)
Adjustments subject to phase in 4	1,894		2,707		(30)	1,540		5,829		(74)
CET1 capital	42,989		41,500		4	38,028		36,717		4
Additional tier 1 instruments	7,484	[5]	1,516		394	6,644		1,545		330
Additional tier 1 instruments subject to phase out [6]	3,652		10,416		(65)	3,652		10,416		(65)
Deductions from additional tier 1 capital [7]	(8,064)		(9,075)		(11)	(7,219)		(8,201)		(12)
Additional tier 1 capital	3,072		2,857		8	3,077		3,760		(18)
Total tier 1 capital	46,061		44,357		4	41,105		40,477		2
Tier 2 instruments	6,263	[5]	2,568		144	6,263		2,572		144
Tier 2 instruments subject to phase out	4,321		5,016		(14)	5,016		6,634		(24)
Deductions from tier 2 capital	(357)		(422)		(15)	(318)		(377)		(16)
Tier 2 capital	10,227		7,162		43	10,961		8,829		24
Total eligible capital	56,288		51,519		9	52,066		49,306		6
Risk-weighted assets (CHF million)
Credit risk	175,631		201,764		(13)	166,324		191,649		(13)
Market risk	39,133		39,466		(1)	39,111		39,438		(1)
Operational risk	53,075		45,125		18	53,075		45,125		18
Non-counterparty risk	6,007		6,126		(2)	5,758		5,873		(2)
Risk-weighted assets	273,846		292,481		(6)	264,268		282,085		(6)
Capital ratios (%)
CET1 ratio	15.7		14.2		–	14.4		13.0		–
Tier 1 ratio	16.8		15.2		–	15.6		14.3		–
Total capital ratio	20.6		17.6		–	19.7		17.5		–
1 Converted and settled into 233.5 million shares on April 8, 2013 and reflected in total shareholders' equity as of that date.
2 Includes regulatory adjustments not subject to phase in, including a cumulative dividend accrual.
3 Includes regulatory adjustments not subject to phase in, including the cumulative dividend accrual, and an adjustment for tier 1 participation securities.
4
Includes an adjustment for the accounting treatment of pension plans pursuant to phase-in requirements and other regulatory adjustments. For the years 2014 - 2018, there will be a five-year (20% per annum) phase-in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions).

5
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 7.7 billion consists of capital instruments with a capital ratio write-down trigger of 7%, CHF 2.3 billion consists of capital instruments with a capital ratio write-down trigger of 5.125% and CHF 3.7 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

6 Includes tier 1 participation securities and hybrid capital instruments that are subject to phase out.
7
Includes goodwill and other intangible assets of CHF 8.2 billion and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

CET1 capital movement – Basel III
	2013
CET1 capital (CHF million)
Balance at beginning of period	41,500
Net income	2,326
Foreign exchange impact	(907)
Other	70	[1]
Balance at end of period	42,989
1 Reflects the effect of share-based compensation, a dividend accrual and a change in other regulatory deductions.

Other regulatory disclosures
In connection with the implementation of >>>Basel III, additional regulatory disclosures are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, subsidiary regulatory reporting, reconciliation requirements and Pillar 3 disclosures can be found on the Investor Relations website.
> Refer to https://www.credit-suisse.com/investors/en/regulatory_disclosures/index.jsp for additional information.

Look-through CET1 ratio
For the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets and participations in financial institutions). Assuming fully phased-in deductions of CHF 8.2 billion of goodwill and other intangible assets and CHF 7.5 billion of other regulatory adjustments, we estimate that our Look-through CET1 ratio as of the end of 2013 would be 10.0%, calculated based on Look-through RWA of CHF 266 billion.

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as market, credit, operational and non-counterparty-risk RWA. Market risk RWA reflect the capital requirements of potential changes in the >>>fair values of financial instruments in response to market movements inherent in both the balance sheet and off-balance sheet items. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty-risk RWA primarily reflect the capital requirements for our premises and equipment. It is not the nominal size, but the nature (including >>>risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA.

Risk-weighted assets by division – Basel III
end of	2013	2012	% change
Risk-weighted assets by division (CHF million)
Private Banking & Wealth Management	94,395	96,009	(2)
Investment Banking	156,402	171,511	(9)
Corporate Center	23,049	24,961	(8)
Risk-weighted assets	273,846	292,481	(6)

Risk-weighted asset movement by risk type – Basel III
2013	Credit risk (excluding CVA)	Credit risk (CVA)	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets
Risk-weighted asset movement by risk type (CHF million)
Balance at beginning of period	177,488	24,276	39,466	45,125	6,126	292,481
Foreign exchange impact	(3,580)	(110)	(756)	0	0	(4,446)
Acquisitions and disposals	(323)	0	0	0	0	(323)
Movements in risk levels	(11,472)	(12,749)	(6,231)	(337)	(119)	(30,908)
of which credit risk – book size [1]	(10,586)	(10,562)	–	–	–	–
of which credit risk – book quality [2]	(886)	(2,187)	–	–	–	–
Model and parameter updates [3]	(1,754)	(2,103)	709	1,412	0	(1,736)
Methodology and policy [4]	4,565	1,393	5,945	6,875	0	18,778
Balance at end of period	164,924	10,707	39,133	53,075	6,007	273,846
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents both internal changes impacting how exposures are treated and externally prescribed regulatory changes.

The decrease in book size in credit risk (excluding CVA) was driven by decreases within Investment Banking, primarily relating to derivative counterparty exposures, and decreases within Private Banking & Wealth Management relating to decreases in lending and mortgage exposures together with asset management fund redemptions. The decrease in RWA related to book quality resulted from improvements in quality within Private Banking & Wealth Management, driven by the securitization of positions in the first quarter of 2013, together with marginal decreases in average risk weighting for lending to corporate clients. This was partially offset by decreases in book quality within Investment Banking, driven by an increase in the average risk weighting for lending, most notably within the leveraged finance, corporate lending, emerging markets and equity derivatives businesses. Methodology changes increased RWA resulting from derecognizing re-securitization collateral as eligible collateral for secured financing, the inclusion of >>>backtesting buffers for model-based counterparty exposures, and within Private Banking & Wealth Management the introduction of the mortgage multiplier relating to the financing of certain residential property in Switzerland. This was partially offset by a reduction in RWA due to model and parameter updates, primarily as a result of the annual update to the >>>LGD parameters within Investment Banking.
Credit risk related to CVA risk declined during the period mainly due to reductions in book size reflecting decreased exposures and increased hedging. Decreases in RWA related to book quality were driven by changes in credit spreads. Declines in RWA due to model and parameter updates as a result of time series updates to the model were partially offset by increases in RWA due to the application of improved methodologies to specific portfolios.
Market risk within Investment Banking decreased slightly. Reductions in risk levels across a number of business areas primarily within regular >>>VaR and >>>stressed VaR were partially offset by methodology changes driven by the inclusion of certain risk components not covered by our VaR model and increases in stressed VaR resulting mainly from the introduction of a stressed spreads methodology.
The increase in operational risk resulted from revisions to the model to measure operational risk as of December 31, 2013 to include all litigation provisions, parameter updates and an add-on component relating to the aggregate range of reasonably possible litigation losses not covered by existing provisions.
> Refer to the table “BIS statistics – Basel III” for further information regarding market risk and the VaR methodology.

Regulatory capital – Bank
The Bank’s CET1 ratio was 14.4% as of the end of 2013, an increase from 13.0% as of the end of 2012. The increase in the tier 1 ratio reflected an increase in CET1 capital and a decrease in RWA. The Bank’s tier 1 ratio was 15.6% as of the end of 2013, compared to 14.3% as of the end of 2012. The Bank’s total capital ratio was 19.7% as of the end of 2013, compared to 17.5% as of the end of 2012.
CET1 capital was CHF 38.0 billion as of the end of 2013 compared to CHF 36.7 billion as of the end of 2012, reflecting net income and the impact of share-based compensation, partially offset by an adverse foreign exchange translation impact and a dividend accrual.
Additional tier 1 capital decreased to CHF 3.1 billion, mainly due to the redemption of tier 1 participation securities and tier 1 capital notes, partially offset by the issuance of the Tier 1 Capital Notes. Tier 2 capital increased to CHF 11.0 billion as of the end of 2013, mainly due to the issuance of the Tier 2 Capital Notes.
The Bank’s total eligible capital increased to CHF 52.1 billion as of the end of 2013 from CHF 49.3 billion as of the end of 2012.
RWA decreased CHF 17.8 billion to CHF 264.3 billion as of the end of 2013.
The business of the Bank is substantially the same as the business of the Group. The trends for the Bank are consistent with those for the Group.
> Refer to “Market risk”, “Credit risk” and “Operational risk” in Risk management for further information.

Capital metrics under Swiss Requirements
Swiss Core and Total Capital ratios
Swiss Core Capital consists of CET1 capital, tier 1 participation securities which >>>FINMA advised may be included with a >>>haircut of 20% until December 31, 2018 at the latest, and may include certain other adjustments. Swiss Total Capital also includes high-trigger capital instruments and low-trigger capital instruments. As of the end of 2013, our Swiss Core Capital and Swiss Total Capital ratios were 16.2% and 21.2%, respectively, compared to the Swiss capital ratio phase-in requirements of 6.0% and 8.1%, respectively.

Swiss Core and Total Capital ratios
	Group			Bank
end of	2013	2012	% change	2013	2012	% change
Capital development (CHF million)
CET1 capital	42,989	41,500	4	38,028	36,717	4
Swiss regulatory adjustments [1]	1,658	2,481	(33)	1,711	2,864	(40)
Swiss Core Capital	44,647	43,981	2	39,739	39,581	0
High-trigger capital instruments [2]	7,743	4,084	90	7,743	4,084	90
Low-trigger capital instruments [3]	6,005	–	–	5,164	–	–
Swiss Total Capital	58,395	48,065	21	52,646	43,665	21
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	273,846	292,481	(6)	264,268	282,085	(6)
Swiss regulatory adjustments [4]	1,015	1,259	(19)	1,020	1,220	(16)
Swiss risk-weighted assets	274,861	293,740	(6)	265,288	283,305	(6)
Capital ratios (%)
Swiss Core Capital ratio	16.2	15.0	–	15.0	14.0	–
Swiss Total Capital ratio	21.2	16.4	–	19.8	15.4	–
1
Consists of tier 1 participation securities of CHF 1.3 billion, additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments.

2 Consists of CHF 5.2 billion additional tier 1 instruments and CHF 2.5 billion tier 2 instruments.
3 Consists of CHF 2.3 billion additional tier 1 instruments and CHF 3.7 billion tier 2 instruments.
4 Includes increased regulatory thresholds resulting from additional Swiss Core Capital.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.

Swiss capital requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2013	Minimum component	Buffer component	Progressive component	Excess	2013
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–	–	–	274.9	–	–	–	–	265.3
2013 Swiss capital requirements [1]
Minimum Swiss Total Capital ratio	3.5%	3.5%	1.1%	–	8.1%	3.5%	3.5%	1.1%	–	8.1%
Minimum Swiss Total Capital (CHF billion)	9.6	9.6	3.0	–	22.3	9.3	9.3	2.9	–	21.5
Swiss capital coverage (CHF billion)
Swiss Core Capital	9.6	1.9	–	33.2	44.6	9.3	1.5	–	28.9	39.7
High-trigger capital instruments	–	7.7	–	–	7.7	–	7.7	–	–	7.7
Low-trigger capital instruments	–	–	3.0	3.0	6.0	–	–	2.9	2.2	5.2
Swiss Total Capital	9.6	9.6	3.0	36.1	58.4	9.3	9.3	2.9	31.1	52.6
Capital ratios (%)
Swiss Total Capital ratio	3.5%	3.5%	1.1%	13.1%	21.2%	3.5%	3.5%	1.1%	11.7%	19.8%
Rounding differences may occur. Excludes countercyclical buffer that was required as of September 30, 2013.
1 The Swiss capital requirements are based on a percentage of RWA.

Look-through Swiss Core and Total Capital ratios
The look-through basis assumes fully phased-in goodwill and other intangible assets and other regulatory adjustments. On a look-through basis, our Swiss Core Capital was CHF 28.3 billion and our Swiss Core Capital ratio was 10.6% compared to a 10.0% ratio that we target. Our Swiss Total Capital was CHF 42.1 billion and our Swiss Total Capital ratio was 15.7%, each on a look-through basis.

Swiss leverage ratio
The Swiss leverage ratio is calculated as Swiss Total Capital, divided by a three-month average exposure, which consists of balance sheet assets, off-balance sheet exposures, consisting of guarantees and commitments, and regulatory adjustments, including cash collateral netting reversals and derivative add-ons. As of the end of 2013, our Swiss leverage ratio was 5.1%. As of the end of 2013, our total exposure was CHF 1,131 billion, compared to our year-end 2013 target of CHF 1,190 billion. We have revised our long-term target to CHF 1,070 billion.

Swiss leverage ratio
	Group	Bank
end of	2013	2013
Swiss Total Capital (CHF million)
Swiss Total Capital	58,395	52,646
Exposure (CHF million) [1]
Balance sheet assets	890,242	872,097
Off-balance sheet exposures	133,426	132,567
Regulatory adjustments	130,150	127,795
Total average exposure	1,153,818	1,132,459
Swiss leverage ratio (%)
Swiss leverage ratio	5.1	4.6
1 Calculated as the average of the month-end amounts for the previous three calendar months.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.

Swiss leverage requirements and coverage
	Group					Bank
	Capital requirements					Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	2013	Minimum component	Buffer component	Progressive component	Excess	2013
Exposure (CHF billion)
Total average exposure	–	–	–	–	1,153.8	–	–	–	–	1,132.5
2013 Swiss leverage requirements [1]
Minimum Swiss leverage ratio	0.84%	0.84%	0.26%	–	1.94%	0.84%	0.84%	0.26%	–	1.94%
Minimum Swiss leverage (CHF billion)	9.7	9.7	3.1	–	22.4	9.5	9.5	3.0	–	22.0
Swiss capital coverage (CHF billion)
Swiss Core Capital	9.7	1.9	–	33.0	44.6	9.5	1.8	–	28.5	39.7
High-trigger capital instruments	–	7.7	–	–	7.7	–	7.7	–	–	7.7
Low-trigger capital instruments	–	–	3.1	3.0	6.0	–	–	3.0	2.2	5.2
Swiss Total Capital	9.7	9.7	3.1	36.0	58.4	9.5	9.5	3.0	30.6	52.6
Swiss leverage ratio (%)
Swiss leverage ratio	0.84%	0.84%	0.26%	3.1%	5.1%	0.84%	0.84%	0.26%	2.7%	4.6%
Rounding differences may occur.
1 The leverage requirements are based on a percentage of total average exposure.
Look-through Swiss leverage ratio
The look-through basis assumes fully phased-in goodwill and other intangible assets and other regulatory adjustments. On a look-through basis, the Group’s Swiss leverage ratio was 3.7%, compared to the 4% that will be required in 2019 taking into account FINMA’s reduction of our progressive component requirement beginning in 2014.

Total shareholders’ equity
Group
Our total shareholders’ equity was CHF 42.2 billion as of the end of 2013 compared to CHF 35.5 billion as of the end of 2012. Total shareholders’ equity was impacted by the issuance of common shares primarily for the settlement of MACCS, net income in 2013, an actuarial pension adjustment, the effect of share-based compensation and the purchase of subsidiary shares from non-controlling interests relating to the redemption of tier 1 participation securities. These increases were partially offset by the impact of foreign exchange-related movements on cumulative translation adjustments and dividend payments in 2013.
> Refer to the “Consolidated statements of changes in equity” in V – Consolidated financial statements – Credit Suisse Group for further information on the Group’s total shareholders’ equity.

Bank
The Bank’s total shareholder’s equity was CHF 40.0 billion as of the end of 2013 compared to CHF 34.8 billion as of the end of

2012. Total shareholder’s equity was impacted by capital contributions from the Group, net income in 2013 and the effect of share-based compensation. These increases were partially offset by the impact of foreign exchange-related movements on cumulative translation adjustments and dividend payments in 2013.
> Refer to the “Consolidated statements of changes in equity” in VII – Consolidated financial statements – Credit Suisse (Bank) for further information on the Bank’s total shareholder’s equity.

Capital
	Group			Bank
end of	2013	2012	% change	2013		2012	% change
Shareholders' equity (CHF million)
Common shares	64	53	21	4,400		4,400	0
Additional paid-in capital	27,853	23,636	18	34,617		28,686	21
Retained earnings	30,261	28,171	7	15,169		13,637	11
Treasury shares, at cost	(139)	(459)	(70)	0		0	–
Accumulated other comprehensive income/(loss)	(15,875)	(15,903)	0	(14,194)		(11,956)	19
Total shareholders' equity	42,164	35,498	19	39,992		34,767	15
Goodwill	(7,999)	(8,389)	(5)	(7,121)		(7,510)	(5)
Other intangible assets	(210)	(243)	(14)	(210)		(243)	(14)
Tangible shareholders' equity [1]	33,955	26,866	26	32,661		27,014	21
Shares outstanding (million)
Common shares issued	1,596.1	1,320.8	21	4,399.7		44.0	–
Treasury shares	(5.2)	(27.0)	(81)	–		–	–
Shares outstanding	1,590.9	1,293.8	23	4,399.7		44.0	–
Par value (CHF)
Par value	0.04	0.04	0	1.00	[2]	100.00	(99)
Book value per share (CHF)
Total book value per share	26.50	27.44	(3)	9.09		790.16	(99)
Goodwill per share	(5.03)	(6.48)	(22)	(1.62)		(170.68)	(99)
Other intangible assets per share	(0.13)	(0.19)	(32)	(0.05)		(5.53)	(99)
Tangible book value per share [1]	21.34	20.77	3	7.42		613.95	(99)
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

2 Reflects the split of the par value per share from CHF 100 to CHF 1 effective November 19, 2013.

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
We purchased 385.4 million treasury shares and sold or re-issued 401.1 million treasury shares in 2013, predominantly for market-making purposes and facilitating customer orders. As of December 31, 2013, the Group held 5.2 million treasury shares.
> Refer to “Impact of share-based compensation on shareholders’ equity” in IV – Corporate Governance and Compensation – Compensation for further information.

Purchases and sales of treasury shares
In million, except where indicated	Number of shares	Average price per share in CHF
2013
January	31.0	25.15
February	27.1	25.93
March	32.4	25.34
April	64.2	25.09
May	28.9	28.00
June	28.5	26.49
July	29.4	26.92
August	17.1	28.05
September	19.6	28.03
October	26.6	28.67
November	49.3	26.58
December	31.3	26.56
Total purchase of treasury shares	385.4	–

Total sale of treasury shares	401.1	–

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
Our dividend payment policy seeks to provide investors with a stable and efficient form of capital distribution relative to earnings. Dividend payments made in 2013, for 2012, were comprised of a distribution of CHF 0.10 per share in cash and in the form of new Group shares with an equivalent value of approximately CHF 0.65 per registered share for the 2012 financial year. As a result, we issued 37.6 million new Group shares out of authorized capital in May 2013. Our Board of Directors will propose for the financial year 2013 a cash distribution of CHF 0.70 per share to be paid out of reserves from capital contributions at the AGM on May 9, 2014. The distribution out of reserves from capital contributions will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The ex-dividend date has been set to May 13, 2014.
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

Dividend per ordinary share
	USD	[1]	CHF
Dividend per ordinary share for the financial year
2012 [2]	0.83		0.75
2011	0.78		0.75
2010	1.48		1.30
2009	1.78		2.00
2008	0.10		0.10
1 Represents the distribution on each American Depositary Share. For further information, refer to www.credit-suisse.com/dividend.
2
Distribution consisted of CHF 0.10 (USD 0.11) per share in cash and a stock dividend with a theoretical value of approximately CHF 0.65 (USD 0.69) per subscription right as approved at the AGM on April 27, 2013 for the financial year 2012.

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
Foreign exchange risk associated with the nonfunctional currency net assets of branches and subsidiaries is managed through a combination of forward looking and concurrent backward looking hedging activity, which is aimed at reducing the foreign exchange rate induced volatility of reported earnings.
Interest rate risk inherent in banking book activities, such as lending and deposit taking, is transferred from the divisions to Treasury, which centrally manages the interest rate exposures. Treasury also develops and maintains the models needed to determine the interest rate risks of products that do not have a defined maturity, such as demand and savings accounts. For this purpose, a replicating methodology is applied in close coordination with Risk Management to maximize stability and sustainability of spread revenues at the divisions. Further, Treasury manages the interest exposure of the Bank’s equity to targets agreed with senior management.

Risk management

The prudent taking of risk in line with our strategic priorities is fundamental to our business as a leading global bank and continued to be a key focus area in 2013. During the year, we took additional steps to adapt our businesses and our risk management approaches and methodologies to the new regulatory requirements. In 2013, overall position risk increased 7%, utilized economic capital increased 4%, average risk management VaR in US dollars for our trading books decreased 27% and our impaired loans decreased 14% to CHF 1.5 billion.

Key risk developments in 2013
2013 was a year marked by a persisting low interest environment, good performance of the Swiss economy, economic recovery in most EU countries, advanced US economic recovery and a challenging regulatory environment.
To support the recovery of the weak economy, major central banks continued their unprecedented liquidity support and near zero interest rate policy during 2013. Supported by the search for yield, low credit quality and high-yield instruments attracted investors’ capital; in some cases, issuance volumes were higher and spreads lower than prior to the financial crisis of 2008. In particular, the ratio of issuances with CCC ratings and below has risen significantly. In September 2013, US regulators expressed concerns around current underwriting standards and requested that more conservative risk criteria be implemented industry wide.
The regulatory environment for the Group remained challenging during 2013. Since January 1, 2013, the Group has operated under the >>>Basel III regulatory framework, whereas the Basel III implementation for banks in the EU (CRD IV) and the US is planned to start in 2014. As part of the transition to CRD IV, the PRA has reviewed the permissions of UK financial institutions, including those of our subsidiaries, to use their current internal modeling for capital calculation purposes as well as new models required for CRD IV compliance. The majority of the models for our subsidiaries were approved by the PRA while certain of our models will require updates in line with latest >>>BCBS guidance and regulatory feedback on modeling techniques.
Also, the Basel III regulatory framework has introduced standards for liquidity risk measurement and monitoring, including >>>LCR and >>>NSFR. LCR is as a comprehensive measure addressing short-term liquidity risk over a 30-day period while NSFR is a comprehensive measure for long-term liquidity risk addressing the funding of a bank’s assets and activities over a one-year horizon. In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The observation period for this metric started in 2013, allowing for appropriate preparation to comply with this regulatory liquidity requirement.
> Refer to “Regulatory framework” in Liquidity and funding management for information on LCR and NSFR.

We observed a trend towards a more stringent interpretation of existing capital rules, in particular regarding operational risk, and a growing focus on more standardized and simpler risk measures. The roll-out for the expanded operational risk framework has been ongoing. Furthermore, there are increased requirements from regulators across the globe towards establishing effective recovery and resolution plans (RRP).
In Investment Banking, there has been a continued emphasis on the strategy of reducing our balance sheet and >>>risk-weighted assets thereby decreasing the overall capacity for risk taking.
In Private Banking & Wealth Management, in anticipation of evolving regulatory requirements such as the pending enactment of the revised Markets in Financial Instruments Directive (MiFID II) and related regulation, the risk focus was on client suitability and appropriateness, tax compliance and cross-border business activities.
New credit provisions remained at a low level across both business divisions.
Reputational risk remained a major focus during 2013. Procedures have been improved as well as the awareness of our staff towards reputational risk-related issues. We have continued to adapt our business approach with respect to certain countries and industries with higher reputational risk as well as transactions with politically exposed persons.
The risk appetite framework has been further enhanced for 2014 with improved capital tests capturing additional operational and pension-related risks as well as including additional forward-looking scenarios. These enhancements include position loss triggers allocated to specific business levels and throughout the organization.

Risk management oversight
Risk culture
We base our business operations on conscious, disciplined and intelligent risk taking. We believe in independent risk management, compliance and audit processes with proper management accountability for the interests and concerns of our stakeholders.

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
To meet the challenges of a volatile market environment and changing regulatory frameworks, we are working to continuously strengthen our risk function, which is independent of, but closely interacts with, the front office functions to ensure the appropriate flow of information and strong controls. We have comprehensive risk management processes and sophisticated control systems, and we are working to limit the impact of negative developments by carefully managing concentrations of risks.

Risk organization
We manage risk in our internal control environment; however, risks arise in all of our business activities and cannot be eliminated completely. Our risk management organization reflects the specific nature of the various risks to ensure that risks are managed within limits set in a transparent and timely manner. At the level of the Board, including through its committees, this includes the following responsibilities:

– Board: responsible to shareholders for the strategic direction, supervision and control of the Group, and for defining our overall tolerance for risk in the form of a risk appetite statement and overall risk limits;
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

Overall risk limits are set by the Board in consultation with its Risk Committee. Committees have been established at senior management level to further support the risk management function.
The Capital Allocation & Risk Management Committee (CARMC) reviews risk exposures, concentration risks and risk-related activities on a monthly basis. CARMC is responsible for supervising and directing our risk profile on a consolidated basis, recommending risk limits to the Risk Committee and the Board, and for establishing and allocating risk limits among the various businesses. CARMC monthly meetings rotate through the following three cycles: (i) Asset & Liability Management including capital, funding and liquidity; (ii) Market & Credit Risks; and (iii) Internal Control Systems including operational risks, legal and compliance issues and internal control matters. In the Market & Credit Risks cycle, the Credit Portfolio & Provisions Review Committee, a sub-committee of CARMC, reviews the quality of the credit portfolio with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

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
Given the increasingly complex regional regulatory requirements, a dedicated UK CRO function has been developed to ensure risk management is fully integrated at all levels of the organization. As an important contact with UK regulators, the UK CRO is key in ensuring risk management issues are properly escalated and addressed, strong risk controls are established and capital usage is optimized. In addition, a more robust governance framework is being implemented for US operations which includes the appointment of a dedicated US CRO. The development of these functions is key to ensuring the increasingly complex regulatory requirements are fully met in each region.
The risk management function reports to the CRO, who is independent of the business and is a member of the Executive Board. In 2013, the function covered:

– Strategic Risk Management;
– Risk Analytics and Reporting;
– Credit Risk Management;
– Operational Risk Management, including:
– Business Continuity Management;
– Technology Risk Management; and
– Reputational Risk Management.

The risk management function is responsible for providing risk management oversight and establishing an organizational basis to manage all risk management matters through four primary risk functions: Strategic Risk Management assesses the Group’s overall risk profile on a strategic basis, recommending corrective action where necessary, and is also responsible for market risk management including measurement and limits; Risk Analytics and Reporting is responsible for risk analytics, reporting, systems implementation and policies; Credit Risk Management is responsible for approving credit limits, monitoring and managing individual exposures, and assessing and managing the quality of credit portfolios and allowances; Operational Risk Management establishes and maintains Group-wide standards, processes and tools for the identification, assessment, management and monitoring of operational risks. Through Business Continuity Management, Operational Risk Management assesses and manages potential impacts that threaten the organization in case of operational disruption, crisis or disaster; and through Technology Risk Management, Operational Risk Management oversees IT-related risk aspects.

Risk types
Within our risk framework, we have defined the following types of risk:

Management risks
– Strategy risk: outcome of strategic decisions or developments; and
– Reputational risk: damage to our standing in the market.

Chosen risks
– Market risk: changes in market factors such as prices, volatilities and correlations;
– Credit risk: changes in the creditworthiness of other entities; and
– Expense risk: difference between expenses and revenues in a severe market event.

Consequential risks
– Operational risk: inadequate or failed internal processes, people and systems (including cyber risk), or external events; and
– Liquidity risk: inability to fund assets or meet obligations at a reasonable price.

Management risks are difficult to quantify. Management of strategy risk is addressed at the Board and Executive Board level, and a process has been implemented to globally capture and manage reputational risk. Chosen risks are, in general, highly quantifiable, but are challenging in complexity and scale, especially when aggregated across all positions and types of financial instruments. For operational risk management, we have primarily set up processes at Group, divisional and regional levels. Liquidity management is centralized with Treasury.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.

Risk appetite and risk limits
We have a risk appetite framework that establishes key principles for managing our risks to ensure a balance of return and assumed risk, stability of earnings and appropriate capital levels. The key aspect of our risk appetite framework is a sound system of integrated risk limits to control overall risk taking capacity and serve as an essential decision-making tool for senior management. Our risk appetite framework is guided by the following general principles:

– managing the business to a target credit rating;
– meeting regulatory requirements and expectations;
– ensuring capital adequacy;
– maintaining low exposure to stress events;
– maintaining stability of earnings; and
– ensuring sound management of liquidity and funding risk.

Risk appetite is annually reviewed and determined by the Board, taking into account strategic and business planning, and enforced by a detailed framework of portfolio and position limits, guidelines and targets at both the Group and divisional levels as well as for certain legal entities. Risk appetite is defined in quantitative terms using risk limits and tolerance levels, capital ratios, scenario results as well as risk-weighted assets and balance sheet size.
The following chart gives an overview of the Group’s risk appetite framework reflecting selected Group-wide and division-specific quantitative and qualitative elements.

A sound system of risk limits is fundamental to effective risk management. The limits define our maximum balance sheet and off-balance sheet exposure given the market environment, business strategy and financial resources available to absorb losses.
We use an economic capital limit structure to manage overall risk taking. The overall risk limits for the Group are set by the Board in consultation with its Risk Committee and are binding. In the rare circumstances where a breach of these limits would occur, it would result in an immediate notification to the Chairman of the Board’s Risk Committee and the CEO of the Group, and written notification to the full Board at its next meeting. Following notification, the CRO can approve positions that exceed the Board limits by no more than an approved percentage, with any such approval being reported to the full Board. Positions that exceed the Board limits by more than such approved percentage can only be approved by the CRO and the full Board acting jointly. In 2013 and 2012, no Board limits were exceeded.
In the context of the overall risk appetite of the Group, as defined by the limits set by the Board, CARMC is responsible for setting divisional risk limits and more specific limits deemed necessary to control the concentration of risk within individual lines of business. For this purpose, a detailed framework of more than 100 individual risk limits designed to control risk taking at a granular level by individual businesses and in the aggregate is used. Limit measures used include >>>VaR, economic capital, risk exposure, risk sensitivity and scenario analysis. The framework encompasses specific limits on a large number of different product and risk type concentrations. For example, there are consolidated controls over trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities, private equity and seed money and emerging market country exposures. Risk limits allocated to lower organizational levels within the businesses also include a system of individual counterparty credit limits. CARMC limits are binding and generally set at a tight level to ensure that any meaningful increase in risk exposures is promptly escalated. The head of Strategic Risk Management for the relevant division or certain other members of senior management have the authority to temporarily increase the CARMC limits by an approved percentage for a period not to exceed 90 days. Any CARMC limit excess is subject to a formal escalation procedure and must be remediated or expressly approved by senior management. Senior management approval is valid for a standard period of ten days (or fewer than ten days for certain limit types) and approval has to be renewed for additional standard periods if an excess is not remediated within the initial standard period. The majority of these limits are monitored on a daily basis. Limits for which the inherent calculation time is longer are monitored on a weekly basis. A smaller subset of limits relating to exposures for which the risk profile changes more infrequently (for example, those relating to illiquid investments) is monitored on a monthly basis. In 2013, 97% of all limit excesses were resolved within the approved standard period.

Stress testing framework
Stress testing is a fundamental element of our Group-wide risk appetite framework included in the overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits, in risk appetite discussions and strategic business planning, and to support our internal capital adequacy assessment.
Our stress testing framework is comprehensive and governed through a dedicated steering committee. Stress tests are conducted on a regular basis and the results, trend information and supporting analysis are reported to the Board, senior management, the business divisions and regulators.
Stress tests are carried out to determine stressed position loss, earnings volatility and stressed capital ratios using historical, forward-looking and reverse stress testing scenarios. The scope of stress testing includes market risk, credit default, operational risk, business risk and pension risk. The stress tests also include the scenario impact on >>>risk-weighted assets through changes to market, credit and operational components.
We use historical stress testing scenarios to consider the impact of market shocks from relevant periods of extreme market disturbance. Standardized severity levels allow comparability of severity across differing risk types. The calibration of bad day, bad week, severe event and extreme event scenarios involves the identification of the worst moves that have occurred in recent history. Severe flight to quality (SFTQ) is our main scenario used for Group-wide stress testing and risk appetite setting. It is a combination of market shocks and defaults that reflects conditions similar to what followed the Lehman collapse during the fourth quarter of 2008. The SFTQ scenario assumes a severe market crash in equity and commodity markets, along with a widening of credit spreads and stressed default rates.
We use forward-looking stress testing scenarios to complement historical scenarios. The forward-looking scenarios are centered on potential macroeconomic, geopolitical or policy threats. A Risk Council comprised of internal economists, front office and representatives of the Risk division discusses the backdrop to several forward-looking scenarios. The Risk Council reviews a wide range of scenarios and selects those that are most pertinent to agree on key macroeconomic shocks. Some examples of forward-looking scenarios include US and European country recessions, Middle East conflict and the impact of monetary policy changes by central banks. The scenarios are reviewed and updated regularly as markets and business strategies evolve.
We use reverse stress testing scenarios to complement traditional stress testing and enhance our understanding of business model vulnerabilities. Reverse stress testing scenarios define a range of severe adverse outcomes and identify what could lead to these outcomes. The more severe scenarios include large counterparty failures, sudden shifts in market conditions, operational risk events, credit rating downgrades and the shutdown of wholesale funding markets.
Stress testing is also used to support our internal capital adequacy assessment. Within the risk appetite framework, the Board sets Group-wide stressed position loss limits to correspond to minimum post-stress capital ratios. Currently, limits are set on the basis of >>>Basel III CET1 capital and look-through capital ratios.
Stress tests also form an integral part of the Group’s RRP. Within the RRP, stress tests provide indicative scenario severity required to reach recovery and resolution capital levels.
> Refer to “Regulation and supervision” in I – Information on the company for information on regulatory developments regarding RRPs.

We also conduct externally defined stress tests that meet the specific requirements of regulators. For example, as part of various periodic stress tests and analysis, >>>FINMA requires a semi-annual loss potential analysis that includes an extreme scenario that sees European countries experience a severe recession resulting from the worsening of the European debt crisis.

Economic capital and position risk
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is our core Group-wide risk management tool for measuring and reporting all quantifiable risks. Economic capital measures risks in terms of economic realities rather than regulatory or accounting rules and is the estimated capital needed to remain solvent, even under extreme market, business and operational conditions, given our target financial strength (our long-term credit rating). It also provides a common terminology for risk across the Group, which increases risk transparency and improves knowledge sharing. The development and use of economic capital methodologies and models have evolved over time without a standardized approach within the industry, therefore comparisons across firms may not be meaningful.
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
– Operational risk: the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon which is exceeded with a given small probability (0.03%). Estimating this type of economic capital is inherently more subjective and reflects quantitative tools and senior management judgment; and
– Other risks: the risks not captured by the above, which primarily includes expense risk, pension risk, impact from deferred share-based compensation awards, foreign exchange risk between economic capital resources and utilized economic capital and risk on real estate held for own use. Expense risk is defined as the difference between expenses and revenues in a severe market event, excluding those elements captured by position risk and operational risk. Pension risk is defined as the potential under-funding of our pension obligations in an extreme event.

We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In response to economic realities, we modify our economic capital model in advance of regulatory changes. For example, requirements such as capital charges equivalent to an >>>IRC and >>>CVA were an integral part of our economic capital model prior to the 2008 financial crisis.
In 2013, we made the following enhancements to the position risk methodology for risk management purposes: In fixed income trading, we improved the modeling of interest rate options and for our non-recourse lending business, we refined the modeling of our equity-based collateral to better capture the market risk associated with liquidating the collateral in a stressed environment.
Prior-period balances have been restated for methodology changes in order to show meaningful trends. The total net impact of 2013 methodology changes on position risk for the Group as of December 31, 2012 was a decrease of CHF 147 million, or 1%.
For utilized economic capital used for capital management purposes, in addition to adopting the above position risk methodology changes, we made the following enhancements:

– for other risks, we recalibrated our model reserve component to capture certain market risks not included in the position risk framework; this included credit concentration exposures with global systemically important financial institutions and reflected an estimate of the impact of the planned recalibration of our expense risk model shocks; simultaneously with the methodology change on position risk for non-recourse lending we reversed our previously budgeted estimate for this planned methodology change as reflected in other risks; and
– for operational risk, we increased our operational risk capital by 4% in order to reflect revised expected impacts from the ongoing modeling review, now scheduled to conclude in early 2014. This increase was in addition to the 20% increase in operational risk capital in 2012, when, following discussions with >>>FINMA, we initiated a project to enhance our economic capital/>>>AMA methodology to reflect recent developments regarding operational risk measurement methodology and associated regulatory guidance.

Prior-period balances have been restated for 2013 methodology changes in order to show meaningful trends. The net impact of all methodology changes on utilized economic capital for the Group as of December 31, 2012 was a net increase of CHF 905 million, or 3%.
For economic capital resources, in connection with the implementation of >>>Basel III, we recalibrated the definition of our economic capital resources. Economic capital adjustments are applied to Look-through CET1 capital under Basel III. Previously, we applied the economic capital adjustments to tier 1 capital under the then-applicable >>>Basel II.5 framework. We have also recalibrated our economic adjustments. The net impact of the change on economic capital resources for the Group as of December 31, 2012 was a decrease of CHF 13.8 billion, or 30%, primarily driven by the exclusion of hybrid capital instruments under Basel III, adjustments with respect to pension assets and liabilities and changes to the recognition of deferred tax assets, partially offset by the inclusion of high-trigger capital instruments.

Group position risk
	end of			% change
	2013	2012	2011	13 / 12	12 / 11
Position risk (CHF million)
Fixed income trading [1]	3,318	2,489	2,881	33	(14)
Equity trading & investments	1,715	1,893	2,188	(9)	(13)
Private banking corporate & retail lending	2,350	2,382	2,182	(1)	9
International lending & counterparty exposures	4,957	4,260	4,009	16	6
Emerging markets country event risk	1,412	1,041	860	36	21
Real estate & structured assets [2]	1,862	1,985	2,157	(6)	(8)
Simple sum across risk categories	15,614	14,050	14,277	11	(2)
Diversification benefit [3]	(3,571)	(2,820)	(2,660)	27	6
Position risk (99% confidence level for risk management purposes)	12,043	11,230	11,617	7	(3)
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

Key position risk trends
Compared to the end of 2012, position risk for risk management purposes increased 7%. Excluding the US dollar translation impact, position risk increased 10%, mainly due to higher foreign exchange, interest rate and credit spread exposure in fixed income trading as well as new loan commitments and increased counterparty risk in Investment Banking for international lending & counterparty exposures. Position risk also increased due to increased exposures in Eastern Europe in emerging markets country event risk. These increases were partially offset by reduced exposures in equity trading & investments due to private equity sales.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.

Economic capital
	Group			Bank			[1]
end of	2013	2012	% change	2013	2012	% change
Economic capital resources (CHF million)
Look-through CET1 capital (Basel III)	26,480	22,690	17	23,623	14,653	61
Economic adjustments [2]	11,464	9,391	22	12,566	10,744	17
Economic capital resources	37,944	32,081	18	36,189	25,397	42
Utilized economic capital (CHF million)
Position risk (99.97% confidence level)	21,262	19,798	7	21,114	19,642	7
Operational risk	4,195	4,093	2	4,195	4,093	2
Other risks [3]	6,821	7,210	(5)	4,743	5,143	(8)
Utilized economic capital	32,278	31,101	4	30,052	28,878	4
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1
The major difference between economic capital of the Group and the Bank relates to the risks within Neue Aargauer Bank AG, BANK-now AG and Corporate Center. These risks include position and other risks.

2
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets, adjustments to treatment of pensions and anticipated capital-relevant dividends. Economic adjustments are made to Look-through CET1 capital to enable comparison between economic capital utilization and economic capital resources under the Basel III framework.

3
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain methodology changes planned for 2014.

Economic capital by segment
in / end of	2013	2012	% change
Utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,200	9,646	(5)
Investment Banking	20,852	19,232	8
Corporate Center [1]	2,244	2,242	0
Utilized economic capital – Group [2]	32,278	31,101	4
Utilized economic capital – Bank [3]	30,052	28,878	4
Average utilized economic capital by segment (CHF million)
Private Banking & Wealth Management	9,554	9,965	(4)
Investment Banking	19,910	20,241	(2)
Corporate Center [1]	2,250	2,438	(8)
Average utilized economic capital – Group [4]	31,695	32,626	(3)
Average utilized economic capital – Bank [3]	29,464	30,206	(2)
Prior-period balances have been restated for methodology changes in order to show meaningful trends.
1 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital.
2 Includes a diversification benefit of CHF 18 million and CHF 19 million as of December 31, 2013 and 2012, respectively.
3
The major difference between economic capital of the Group and the Bank relates to the risks within Neue Aargauer Bank AG, BANK-now AG and Corporate Center. These risks include position and other risks.

4 Includes a diversification benefit of CHF 19 million and CHF 18 million as of December 31, 2013 and 2012, respectively.

Utilized economic capital trends
Over the course of 2013, our utilized economic capital increased 4%. Excluding the US dollar translation impact, utilized economic capital increased 6%, mainly due to increased position risk in international lending & counterparty exposures, fixed income trading and emerging markets country event risk, partially offset by reduced equity trading & investments risk.
For Private Banking & Wealth Management, utilized economic capital decreased 5%, mainly due to lower position risk in equity trading & investments and private banking corporate & retail lending, partially offset by increased deferred share-based compensation awards in other risks.
For Investment Banking, utilized economic capital increased 8%. Excluding the US dollar translation impact, utilized economic capital increased 11%, largely due to increased position risk in international lending & counterparty exposures, fixed income trading and emerging markets country event risk. The increases were partially offset by decreased deferred share-based compensation awards in other risks.
Corporate Center utilized economic capital was stable as an increase in foreign exchange risk between economic capital resources and utilized economic capital was largely offset by lower expense risk.

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
We devote considerable resources to ensuring that market risk is comprehensively captured, accurately modeled and reported, and effectively managed. Trading and non-trading portfolios are managed at various organizational levels, from the overall risk positions at the Group level down to specific portfolios. We use market risk measurement and management methods designed to meet or exceed industry standards. These include general tools capable of calculating comparable exposures across our many activities and focused tools that can model unique characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measurement methodologies are >>>VaR and scenario analysis. Additionally, our market risk exposures are reflected in our economic capital calculations. The risk management techniques and policies are regularly reviewed to ensure they remain appropriate.
With changes in the regulatory framework over the past years, we have implemented additional risk measurement models, including >>>IRC and >>>stressed VaR. IRC is a regulatory capital charge for default and migration risk on positions in the trading books and intended to complement additional standards being applied to the VaR modeling framework, including stressed VaR. Stressed VaR replicates a VaR calculation on the Group’s current portfolio taking into account a one-year observation period relating to significant financial stress and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

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
Historical financial market rates, prices and volatilities serve as the basis for the statistical VaR model underlying the potential loss estimation. We use a one-day holding period and a confidence level of 98% to model the risk in our trading portfolios for internal risk management purposes and a ten-day holding period and a confidence level of 99% for regulatory capital purposes. These assumptions are compliant with the standards published by the >>>BCBS and other related international standards for market risk management. For some purposes, such as >>>backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are calculated based on a one-day holding period level or scaled down from a longer holding period.
We use a historical simulation model for the majority of risk types and businesses within our trading portfolios. The model is based on the profit and loss distribution resulting from historical changes in market rates, prices and volatilities applied to evaluate the portfolio.
We use the same VaR model for risk management and regulatory capital purposes, except for the confidence level and holding period used. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio, and in 2011 significantly enhanced our VaR methodology, including use of exponential weighting and expected shortfall equivalent measures, for both >>>risk management VaR and >>>regulatory VaR. The revised VaR methodology captured extreme events more completely and improved the responsiveness of the model to market volatility. We received approval from >>>FINMA to use this revised VaR methodology for both risk management and regulatory capital purposes.
In the fourth quarter of 2013, we updated our VaR models to better reflect that borrowing costs may differ from the risk-free rate when calculating forward equity prices and to better capture the volatility skew risk for foreign exchange products. In the second quarter of 2012 we made asset-class methodology changes to better capture complex risks for exotic rate products. This was not a change to our overall VaR model or methodology, but rather an adjustment to the specific risk-capture approach for a certain class of instruments, predominantly comprising options portfolios with embedded interest rate and/or foreign exchange features. The cumulative impact of these updates and adjustments on our principal VaR measures was immaterial and prior periods have not been restated.
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
The VaR model uses assumptions and estimates that we believe are reasonable, but VaR only quantifies the potential loss on a portfolio based on the behavior of historical market conditions. Other risk measures, such as scenario analysis, are used to estimate losses associated with unusually severe market movements. The main assumptions and limitations of VaR as a risk measure are:

– VaR relies on historical data to estimate future changes in market conditions, which may not capture all potential future outcomes, particularly where there are significant changes in market conditions, such as increases in volatilities;
– although VaR captures the relationships between risk factors, these relationships may be affected by stressed market conditions;
– VaR provides an estimate of losses at a specified confidence level, which means that it does not provide any information on the size of losses that could occur beyond that confidence level;
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

For some risk types there can be insufficient historical data for a calculation within the Group’s VaR model (often because underlying instruments have only traded for a limited time). Where we do not have sufficient market data, either market data proxies or extreme moves for these risk types are used. Market data proxies are selected to be as close to the underlying instrument as possible. Where neither a suitable market dataset nor a close proxy are available, extreme moves are used. Extreme moves are aggregated assuming a conservative 100% correlation. Risks that are not currently implemented within the Group’s VaR model such as certain basis risks, higher order risks and cross risks are captured through >>>RNIV calculations.
We use a risk factor identification process to ensure that risk is identified and measured correctly. There are two parts to this process. First, the market data dependency approach systematically determines the risk requirements based on data inputs used by front-office pricing models and compares this with the risk types that are captured by the Group’s VaR model and the RNIV framework. Second, the product-based approach is a qualitative analysis of product types to identify the risk types that those product types would be exposed to. A comparison is again made with the risk types that are captured in the VaR and RNIV frameworks. Through this process, risks that are not yet captured in the VaR model or the RNIV framework are identified. A plan for including these risks in one or the other framework can then be devised. The RNIV identified by the risk factor identification process is also captured in our economic capital framework.
Like other sophisticated models, the Group’s VaR model is subject to internal governance including validation by a team of modeling experts independent from the model developers. Validation includes identifying and testing the model’s assumptions and limitations, investigating its performance through historical and potential future stress events, and testing that the live implementation of the model behaves as intended.
We employ a range of different control processes to help ensure that the models used for market risk remain appropriate over time. As part of these control processes, the VaR Governance Steering Committee meets regularly to review model performance and approve any new or amended models.

Scenario analysis
Scenario analysis complements statistical-based risk measures such as VaR and Economic Capital. For example, scenarios are customized with longer horizons than the ones used in statistical-based risk measures to capture market liquidity. Scenarios are also customized to run against agreed limits where the materiality of stressed exposures warrants closer monitoring.
Our scenario analysis also enhances periodic exposure reporting by providing a view of how risk could change under severe market conditions. For example, sensitivities are computed post a large market shock scenario. Scenarios are also used to capture the cross impacts between risk factors under stressed market conditions to complement basis risks captured by other risk measures. Scenarios are further used to assess the impact of more extreme parameters used by other risk measures. For example, market volatility and credit default parameters in risk-weighted asset models are stressed to assess capital requirements under extreme conditions.

Trading portfolios
Risk measurement and management
We assume market risk in our trading portfolios primarily through the trading activities of the Investment Banking division. Our other divisions also engage in trading activities, but to a much lesser extent.
For the purposes of this disclosure, VaR is used to quantify market risk in the trading portfolio, which includes those financial instruments treated as part of the trading book for regulatory capital purposes. This classification of assets as trading is done for the purposes of analyzing our market risk exposure, not for financial statement purposes. Our trading portfolio as determined for risk management purposes primarily includes a majority of the balance sheet items trading assets and trading liabilities, and selected fair-valued positions of investment securities, other investments, other assets (mainly >>>derivatives used for hedging, loans and real estate held-for-sale), short-term borrowings, long-term debt and other liabilities (mainly derivatives used for hedging).
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

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (CHF)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
2013 (CHF million)
Average	18	35	9	2	16	(40)		40	39
Minimum	8	30	3	1	11	–	[1]	33	22
Maximum	45	41	24	4	36	–	[1]	55	77
End of period	10	32	6	3	24	(30)		45	31
2012 (CHF million)
Average	29	47	13	3	22	(47)		67	57
Minimum	15	36	3	1	14	–	[1]	34	34
Maximum	43	67	34	7	35	–	[1]	104	89
End of period	27	36	12	2	17	(54)		40	52
2011 (CHF million)
Average	30	66	13	10	23	(67)		75	94
Minimum	21	46	5	2	14	–	[1]	54	49
Maximum	43	92	25	26	47	–	[1]	107	161
End of period	32	62	12	4	25	(61)		74	79
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR and one-day, 99% regulatory VaR (USD)
	Risk management VaR (98%)								Regulatory VaR (99%)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total	Total
2013 (USD million)
Average	19	38	10	2	17	(43)		43	42
Minimum	9	32	3	1	12	–	[1]	34	24
Maximum	49	44	25	4	38	–	[1]	58	83
End of period	11	36	7	3	27	(33)		51	35
2012 (USD million)
Average	31	51	14	3	23	(63)		59	61
Minimum	16	39	3	1	15	–	[1]	36	37
Maximum	47	73	38	8	37	–	[1]	88	97
End of period	29	39	13	2	18	(57)		44	57
2011 (USD million)
Average	34	74	14	11	26	(74)		85	105
Minimum	23	60	6	2	15	–	[1]	65	55
Maximum	49	99	29	27	51	–	[1]	117	177
End of period	34	66	13	4	27	(65)		79	84
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
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR in 2013 decreased 27% from 2012 to USD 43 million. The decrease was driven by risk reduction in both fixed income and equities, particularly in securitized and credit products, US and European interest rate products and cash equities, and lower market volatility, partially offset by reduced portfolio diversification benefit.
Period-end risk management VaR as of December 31, 2013 increased 16% to USD 51 million compared to December 31, 2012, reflecting increased equity exposures and reduced portfolio diversification benefit, partially offset by lower interest rate and foreign exchange exposures.
Various techniques are used to assess the accuracy of the regulatory VaR model used for trading portfolios, including backtesting. We conduct such backtesting using actual daily trading revenues. Actual daily trading revenues are compared with a regulatory 99% VaR calculated using a one-day holding period. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. We had no such backtesting exceptions in the 12-month periods ending December 31, 2013, 2012 and 2011. Since there were fewer than five backtesting exceptions in the rolling 12-month periods ending December 31, 2013, 2012 and 2011, in line with >>>BIS industry guidelines, the VaR model is deemed to be statistically valid.
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

The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2013 with those for 2012 and 2011. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2013, we had one trading loss day with a trading loss not exceeding CHF 25 million, compared to four trading loss days in 2012 with one trading loss exceeding CHF 25 million.

Banking portfolios
Risk measurement and management
The market risks associated with our non-trading portfolios primarily relate to asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments. All of our businesses and the Corporate Center have non-trading portfolios that carry some market risks. Our non-trading portfolios as determined for risk management purposes include a majority of the balance sheet items loans, central bank funds sold, securities purchased under resale agreements and securities borrowing transactions, cash and due from banks, brokerage receivables, due to banks, customer deposits, central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, brokerage payables, selected positions of short-term borrowings and long-term debt, and other assets and liabilities not included in the trading portfolio.
The market risk associated with the non-trading portfolios is measured, monitored and limited using several tools, including economic capital, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with our non-trading portfolios are measured using sensitivity analysis. The sensitivity analysis for the non-trading activities measures the amount of potential change in economic value resulting from specified hypothetical shocks to market factors. It is not a measure of the potential impact on reported earnings in the current period, since the non-trading activities generally are not marked to market through earnings.

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
The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive non-trading book positions would have been an increase of CHF 8.5 million as of December 31, 2013, compared to an increase of CHF 9.4 million as of December 31, 2012. The decrease from 2012 was mainly due to the issuance of new tier 1 and tier 2 capital instruments and related hedges in the third and fourth quarter of 2013. Additional decreases were related to the call of a tier 1 hybrid instrument and the lower average duration of outstanding instruments.

One basis point parallel increase in yield curves by currency – non-trading positions
end of	CHF	USD	EUR	GBP	Other	Total
2013 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	(1.1)	7.0	2.2	0.0	0.4	8.5
2012 (CHF million)
Fair value impact of a one basis point parallel increase in yield curves	(1.9)	9.0	1.8	0.0	0.5	9.4

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

Interest rate sensitivity – non-trading positions
end of	CHF	USD	EUR	GBP	Other	Total
2013 (CHF million)
Increase(+)/decrease(–) in interest rates
+200 basis points	(169)	1,350	428	(100)	80	1,589
+100 basis points	(100)	687	215	(24)	40	818
–100 basis points	225	(690)	(155)	(22)	(32)	(674)
–200 basis points	289	(1,150)	(160)	(88)	(63)	(1,172)
2012 (CHF million)
Increase(+)/decrease(–) in interest rates
+200 basis points	(308)	1,718	591	(119)	78	1,960
+100 basis points	(172)	884	238	(29)	38	959
–100 basis points	285	(854)	(78)	(24)	(33)	(704)
–200 basis points	347	(1,013)	1	(111)	(61)	(837)

As of December 31, 2013, the fair value impact of an adverse 200 basis point move in yield curves was a loss of CHF 1.2 billion compared to a loss of CHF 0.8 billion as of December 31, 2012. The monthly analysis of the potential impact resulting from a significant change in yield curves indicated that as of the end of 2013 and 2012, the fair value impact of an adverse 200 basis point move in yield curves and adverse interest rate moves, calibrated to a one-year holding period with a 99% confidence level in relation to the total eligible regulatory capital, was significantly below the 20% threshold used by regulators to identify banks that potentially run excessive levels of non-trading interest rate risk.
Our non-trading equity portfolio includes positions in private equity, hedge funds, strategic investments and other instruments managed by Investment Banking. These positions may not be strongly correlated with general equity markets. Equity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 10% decline in the equity markets of developed nations and a 20% decline in the equity markets of emerging market nations. The estimated impact of this scenario would be a decrease of CHF 474 million in the value of the non-trading portfolio as of December 31, 2013, compared to a decrease of CHF 681 million in the value of the non-trading portfolio as of December 31, 2012.
Commodity risk on non-trading positions is measured using sensitivity analysis that estimates the potential change in value resulting from a 20% weakening in commodity prices. The estimated impact of this scenario would be a decrease of CHF 0.2 million in the value of the non-trading portfolio as of December 31, 2013, compared to a decrease of CHF 0.6 million as of December 31, 2012.

Credit and debit valuation adjustments
VaR excludes the impact of changes in both counterparty and our own credit spreads on derivative products. As of December 31, 2013, the estimated sensitivity implies that a one basis point increase in credit spreads, both counterparty and our own, would result in a CHF 0.5 million gain on the overall derivatives position in Investment Banking. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would result in a CHF 5.2 million gain as of December 31, 2013.

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

Sources of credit risk
The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division. Credit risk exists within lending products, irrevocable commitments and letters of credit, and results from counterparty exposure arising from >>>derivatives, foreign exchange and other transactions.

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

Credit risk overview
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges.

Credit risk
end of	2013	2012	% change
Credit risk (CHF million)
Balance sheet
Gross loans	248,014	243,204	2
of which reported at fair value	19,457	20,000	(3)
Loans held-for-sale	18,914	19,894	(5)
Traded loans	6,397	4,282	49
Derivative instruments [1]	33,665	37,138	(9)
Total balance sheet	306,990	304,518	1
Off-balance sheet
Irrevocable loan commitments [2]	96,990	100,219	(3)
Credit guarantees and similar instruments	4,916	12,587	(61)
Irrevocable commitments under documentary credits	5,512	6,258	(12)
Total off-balance sheet	107,418	119,064	(10)
Total credit risk	414,408	423,582	(2)
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at our sole discretion upon notice to the client. Prior periods have been adjusted to the current presentation.

As of December 31, 2013 and 2012, loans held-for-sale included CHF 308 million and CHF 554 million, respectively, of US subprime residential mortgages from consolidated variable interest entities (VIE) and CHF 1,240 million and CHF 1,183 million, respectively, of low grade European residential mortgages from consolidated VIEs. Traded loans included US subprime residential mortgages of CHF 769 million and CHF 383 million as of December 31, 2013 and 2012, respectively.

Loans and irrevocable loan commitments
Loans which we have the intention and ability to hold to maturity are valued at amortized cost less any allowance for loan losses. Irrevocable loan commitments include irrevocable credit facilities for Investment Banking and Private Banking & Wealth Management, but do not include unused credit limits which can be revoked at our sole discretion upon notice to the client. Loans and irrevocable loan commitments for which the fair value option is elected are reported at fair value with changes in fair value reported in trading revenues.

Loans and irrevocable loan commitments
end of	2013	2012	% change
Loans and irrevocable loan commitments (CHF million)
Gross loans	248,014	243,204	2
of which Private Banking & Wealth Management	216,499	208,526	4
of which Investment Banking	31,490	34,658	(9)
Irrevocable loan commitments	96,990	100,219	(3)
Total loans and irrevocable loan commitments	345,004	343,423	0
of which Private Banking & Wealth Management	226,615	217,704	4
of which Investment Banking	118,365	125,701	(6)

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
The following tables illustrate the effects of risk mitigation through cash collateral, marketable securities and credit hedges on a combined exposure of loans and irrevocable loan commitments.

Loans and irrevocable loan commitments – Private Banking & Wealth Management
end of	2013					2012
Internal ratings	Gross exposure	Cash and securities	[1]	Net exposure		Gross exposure	Cash and securities	[1]	Net exposure
Risk mitigation (CHF million)
AAA	2,364	(54)		2,310		1,183	(8)		1,175
AA	6,307	(495)		5,812		2,497	(89)		2,408
A	29,176	(4,143)		25,033		18,922	(898)		18,024
BBB	127,864	(38,292)		89,572		131,648	(41,266)		90,382
BB	54,375	(4,273)		50,102		57,193	(5,327)		51,866
B	5,068	(500)		4,568		4,623	(473)		4,150
CCC	167	(2)		165		231	(6)		225
CC	14	0		14		48	(1)		47
C	126	0		126		0	0		0
D	1,154	(137)		1,017		1,359	(121)		1,238
Total loans and irrevocable loan commitments	226,615	(47,896)		178,719	[2]	217,704	(48,189)		169,515	[3]
Includes undrawn irrevocable credit facilities. Does not include unused credit limits which are revocable at our sole discretion upon notice to the client. Prior periods have been adjusted to the current presentation.

1 Cash collateral and marketable securities.
2
In addition, we had a synthetic collateralized loan portfolio, the Clock Finance 2013 transaction, which effectively transferred the mezzanine tranche credit risk in excess of 1% up to a maximum of 6% on a portfolio of originated loans of CHF 5.0 billion at closing within Corporate & Institutional Clients to capital market investors.

3
In addition, we had a synthetic collateralized loan portfolio, the Clock Finance transaction, which effectively transferred the first loss credit risk on a portfolio of originated loans of CHF 4.8 billion at closing within Corporate & Institutional Clients to capital market investors.

Loans and irrevocable loan commitments – Investment Banking
end of	2013				2012
Internal ratings	Gross exposure	Risk mitigation	[1]	Net exposure	Gross exposure	Risk mitigation	[1]	Net exposure
Risk mitigation (CHF million)
AAA	2,759	(4)		2,755	6,529	(72)		6,457
AA	17,385	(2,288)		15,097	16,774	(1,672)		15,102
A	29,727	(7,816)		21,911	29,348	(5,109)		24,239
BBB	31,890	(4,840)		27,050	31,092	(10,682)		20,410
BB	16,843	(3,772)		13,071	18,044	(2,316)		15,728
B	17,877	(2,423)		15,454	21,682	(3,121)		18,561
CCC	838	(312)		526	1,100	(249)		851
CC	433	(9)		424	18	(18)		0
C	2	0		2	188	(19)		169
D	611	(79)		532	926	(390)		536
Total loans and irrevocable loan commitments	118,365	(21,543)		96,822	125,701	(23,648)		102,053
Includes undrawn irrevocable credit facilities.
1 Credit hedges, cash collateral and marketable securities.

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
The tables below present our loans, net of risk mitigation, across LGD buckets for Private Banking & Wealth Management and Investment Banking.

Loans – Private Banking & Wealth Management
end of 2013			Loss given default buckets
Internal ratings	Funded gross exposure	Funded net exposure	0–10%	11–20%	21–40%	41–60%	61–80%	81–100%
Loss given default (CHF million)
AAA	2,362	2,308	266	300	1,136	606	0	0
AA	5,729	5,298	449	2,044	2,288	514	2	1
A	28,558	24,417	3,791	13,696	4,929	1,924	73	4
BBB	122,554	84,770	11,996	45,206	21,893	4,788	259	628
BB	51,084	46,914	8,319	15,203	18,057	4,512	477	346
B	4,757	4,261	1,296	742	1,732	480	10	1
CCC	165	164	35	37	55	11	0	26
CC	14	14	0	0	0	14	0	0
C	125	125	0	0	0	125	0	0
D	1,151	1,014	78	231	322	343	12	28
Total loans	216,499	169,285	26,230	77,459	50,412	13,317	833	1,034

As of December 31, 2013, 97% of the aggregate Swiss residential mortgage loan portfolio of CHF 96.6 billion had an LTV ratio below 80%. As of December 31, 2012, 96% of the corresponding loan portfolio of CHF 93.2 billion had an LTV ratio below 80%. For the Swiss residential mortgage loans originated in 2013 and 2012, the average LTV ratio was below 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.

Loans – Investment Banking
end of 2013			Loss given default buckets
Internal ratings	Funded gross exposure	Funded net exposure	0–10%	11–20%	21–40%	41–60%	61–80%	81–100%
Loss given default (CHF million)
AAA	1,031	1,031	0	0	0	1,031	0	0
AA	1,228	1,062	0	0	341	721	0	0
A	4,400	3,068	2	0	157	2,907	2	0
BBB	7,022	4,926	352	8	1,314	2,713	539	0
BB	8,416	5,373	140	81	2,499	2,634	19	0
B	7,883	5,902	384	502	2,118	2,793	105	0
CCC	522	233	31	26	96	80	0	0
CC	379	374	22	0	222	130	0	0
D	609	530	64	0	125	336	5	0
Total loans	31,490	22,499	995	617	6,872	13,345	670	0

Loans
Compared to the end of 2012, gross loans increased 2% to CHF 248.0 billion. An increase in Private Banking & Wealth Management of 4% to CHF 216.5 billion was primarily due to an increase in loans collateralized by securities, higher residential mortgages and higher loans to the real estate sector, partially offset by the US dollar translation impact, a decrease in consumer finance and the reclassification of the loans relating to our domestic private banking business booked in Germany. In Investment Banking, a decrease of 9% to CHF 31.5 billion was related to lower loans to financial institutions and consumer finance and the US dollar translation impact, partially offset by higher loans to governments and public institutions, commercial and industrial loans and loans to the real estate sector.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group.

Impaired loans
Gross impaired loans decreased 14% to CHF 1.5 billion as of the end of 2013 driven by decreases in potential problem loans and non-interest-earning loans across the Group.
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

Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 2013 was CHF 167 million, compared to a net provision of CHF 170 million in 2012.
In Private Banking & Wealth Management, the net provision for credit losses in 2013 was CHF 152 million, compared to CHF 182 million in 2012, primarily reflecting lower new provisions in 2013.
In Investment Banking, the net provision for credit losses in 2013 was CHF 13 million, compared to a net release of provision of CHF 12 million in 2012. In 2012, releases of provisions and recoveries were higher than new provisions for the year.

Loans
	Private Banking & Wealth Management				Investment Banking			Credit Suisse		[1]
end of	2013		2012		2013	2012		2013	2012
Loans (CHF million)
Mortgages	94,978		91,872		0	0		94,978	91,872
Loans collateralized by securities	31,565		27,363		0	0		31,565	27,363
Consumer finance	5,672		6,290		266	611		5,938	6,901
Consumer	132,215		125,525		266	611		132,481	126,136
Real estate	26,557		25,253		755	548	[2]	27,312	25,801	[2]
Commercial and industrial loans	48,953		48,860		14,356	14,148	[2]	63,334	63,028	[2]
Financial institutions	7,538		7,616		14,302	18,286	[2]	21,840	25,902	[2]
Governments and public institutions	1,236		1,272		1,811	1,065	[2]	3,047	2,337	[2]
Corporate & institutional	84,284	[3]	83,001	[3]	31,224	34,047		115,533	117,068
Gross loans	216,499		208,526		31,490	34,658		248,014	243,204
of which reported at fair value	226		257		19,231	19,743		19,457	20,000
Net (unearned income) / deferred expenses	(71)		(39)		(20)	(20)		(91)	(59)
Allowance for loan losses [4]	(715)		(785)		(151)	(137)		(869)	(922)
Net loans	215,713		207,702		31,319	34,501		247,054	242,223
Impaired loans (CHF million)
Non-performing loans	608		604		251	255		862	859
Non-interest-earning loans	280		309		1	4		281	313
Total non-performing and non-interest-earning loans	888		913		252	259		1,143	1,172
Restructured loans	6		0		0	30		6	30
Potential problem loans	340		513		0	14		340	527
Total other impaired loans	346		513		0	44		346	557
Gross impaired loans [4]	1,234		1,426		252	303		1,489	1,729
of which loans with a specific allowance	1,165		1,307		244	204		1,412	1,511
of which loans without a specific allowance	69		119		8	99		77	218
Allowance for loan losses (CHF million)
Balance at beginning of period [4]	785		743		137	167		922	910
Changes in scope of consolidation	(1)		0		0	(18)		(1)	(18)
Net movements recognized in statements of operations	152		171		11	(12)		166	159
Gross write-offs	(278)		(180)		(8)	(21)		(286)	(201)
Recoveries	47		34		7	10		54	44
Net write-offs	(231)		(146)		(1)	(11)		(232)	(157)
Provisions for interest	13		13		13	16		26	29
Foreign currency translation impact and other adjustments, net	(3)		4		(9)	(5)		(12)	(1)
Balance at end of period [4]	715		785		151	137		869	922
of which individually evaluated for impairment	537		598		114	98		654	696
of which collectively evaluated for impairment	178		187		37	39		215	226
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [5]	0.4		0.4		2.1	1.7		0.5	0.5
Gross impaired loans / Gross loans [5]	0.6		0.7		2.1	2.0		0.7	0.8
Allowance for loan losses / Total non-performing and non-interest-earning loans [4]	80.5		86.0		59.9	52.9		76.0	78.7
Allowance for loan losses / Gross impaired loans [4]	57.9		55.0		59.9	45.2		58.4	53.3
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions, and from governments and public institutions to commercial and industrial loans, respectively.

3
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 67,522 million and CHF 64,536 million as of December 31, 2013 and 2012, respectively.

4 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
5 Excludes loans carried at fair value.

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
The replacement values of derivative instruments correspond to their fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. PRV constitute an asset, while >>>negative replacement values constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.

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

The following table illustrates how credit risk on derivatives receivables is reduced by the use of legally enforceable netting agreements and collateral agreements. Netting agreements allow us to net balances from derivative assets and liabilities transacted with the same counterparty when the netting agreements are legally enforceable. Replacement values are disclosed net of such agreements in the consolidated balance sheets. Collateral agreements are entered into with certain counterparties based upon the nature of the counterparty and/or the transaction and require the placement of cash or securities with us.

Derivative instruments by maturity
	2013				2012
end of / due within	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value	Less than 1 year	1 to 5 years	More than 5 years	Positive replace- ment value
Derivative instruments (CHF billion)
Interest rate products	28.2	162.2	258.8	449.2	41.4	226.5	436.6	704.5
Foreign exchange products	32.2	18.9	10.4	61.5	32.1	17.8	13.8	63.7
Equity/index-related products	8.1	8.0	2.2	18.3	5.8	7.4	3.4	16.6
Credit derivatives	1.6	21.1	4.1	26.8	2.5	20.0	8.1	30.6
Other products [1]	1.9	1.8	1.0	4.7	2.5	2.4	1.4	6.3
OTC derivative instruments	72.0	212.0	276.5	560.5	84.3	274.1	463.3	821.7
Exchange-traded derivative instruments				18.1				15.6
Netting agreements [2]				(544.9)				(800.2)
Total derivative instruments				33.7				37.1
of which recorded in trading assets				31.6				33.2
of which recorded in other assets				2.1				3.9
1 Primarily precious metals, commodity, energy and emission products.
2 Taking into account legally enforceable netting agreements.

Derivative transactions exposed to credit risk are subject to a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. The following table represents the rating split of our credit exposure from derivative instruments.

Derivative instruments by counterparty credit rating
end of	2013	2012
Derivative instruments (CHF billion)
AAA	1.1	1.9
AA	8.5	9.6
A	6.6	10.9
BBB	9.9	8.1
BB or lower	4.6	5.3
OTC derivative instruments	30.7	35.8
Exchange-traded derivative instruments [1]	3.0	1.3
Total derivative instruments [1]	33.7	37.1
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
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” in V – Consolidated financial statements – Credit Suisse Group for further information on offsetting of derivatives.
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information on derivatives, including an overview of derivatives by products categorized for trading and hedging purposes.

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

Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our >>>OTC derivative and >>>reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from >>>G-7 and non-G-7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
As part of our global scenario framework, the counterparty credit risk stress testing framework measures counterparty exposure under scenarios calibrated to the 99th percentile for the worst one month and one year moves observed in the available history, as well as the absolutely worst weekly move observed in the same dataset. The scenario results are aggregated at the counterparty level for all our counterparties, including all European countries to which we have exposure. Furthermore, counterparty default scenarios are run where specific entities are set to default. In one of these scenarios, a European sovereign default is investigated. This scenario determines the maximum exposure we have against this country in case of its default and serves to identify those counterparties where exposure will rise substantially as a result of the modeled country defaulting.
The scenario framework also considers a range of other severe scenarios, including a specific eurozone crisis scenario which assumes the default of selected European countries, currently modeled to include Greece, Ireland, Italy, Portugal and Spain. It is assumed that the sovereigns, financial institutions and corporates within these countries default, with a 100% loss of sovereign and financial institutions exposures and a 0% to 100% loss of corporates depending on their credit ratings. As part of this scenario, we additionally assume a severe market sell-off involving an equity market crash, widening credit spreads, a rally in the price of gold and a devaluation of the euro. In addition, the eurozone crisis scenario assumes the default of a small number of our market counterparties that we believe would be severely affected by a default across the selected European countries. These counterparties are assumed to default as we believe that they would be the most affected institutions because of their direct presence in the relevant countries and their direct exposures. Through these processes, revaluation and redenomination risks on our exposures are considered on a regular basis by our risk management function.

Presentation of selected European credit risk exposures
The basis for the presentation of the country exposure is our internal risk domicile view. The risk domicile view is based on the domicile of the legal counterparty, i.e., it may include exposure to a legal entity domiciled in the reported country even if its parent is located outside of the country.
The credit risk exposure in the table is presented on a risk-based view before deduction of any related allowance for loan losses. Prior to our 4Q13 Financial Report, gross and net credit risk exposures were presented net of the allowance for loan losses. The net impact of this change in presentation was an increase of EUR 0.1 billion in both gross and net sovereign credit risk exposures to Greece as of December 31, 2013. We present our credit risk exposure and related >>>risk mitigation for the following distinct categories:

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
The credit risk of CDS contracts themselves, i.e., the risk that the CDS counterparty will not perform in the event of a default, is managed separately from the credit risk of the reference credit. To mitigate such credit risk, all CDS contracts are collateralized and executed with counterparties with whom we have an enforceable International Swaps and Derivatives Association (ISDA) master agreement that provides for daily margining.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
December 31, 2013		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR billion)
Sovereigns	0.6	0.0	0.5		0.1	0.0		(0.2)		0.6	0.1
Total	0.6	0.0	0.5		0.1	0.0		(0.2)		0.6	0.1
Cyprus (EUR billion)
Corporates & other	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Total	0.6	0.0	0.6		0.0	0.0		0.0		0.6	0.0
Greece (EUR billion)
Sovereigns	0.2	0.0	0.0		0.2	0.0		0.0		0.2	0.2
Financial institutions	0.1	0.0	0.1		0.0	0.0		0.0		0.1	0.0
Corporates & other	0.4	0.0	0.4		0.0	0.0		0.0		0.4	0.0
Total	0.7	0.0	0.5		0.2	0.0		0.0		0.7	0.2
Ireland (EUR billion)
Financial institutions	1.1	0.0	0.4		0.7	0.1		(0.1)		1.2	0.8
Corporates & other	0.7	0.0	0.6		0.1	0.0		0.0		0.7	0.1
Total	1.8	0.0	1.0		0.8	0.1		(0.1)		1.9	0.9
Italy (EUR billion)
Sovereigns	3.2	2.6	0.3		0.3	0.1		(0.5)		3.3	0.4
Financial institutions	1.5	0.0	1.0		0.5	0.2		0.0		1.7	0.7
Corporates & other	2.5	0.2	1.6		0.7	0.1		(0.2)		2.6	0.8
Total	7.2	2.8	2.9		1.5	0.4		(0.7)		7.6	1.9
Portugal (EUR billion)
Sovereigns	0.1	0.0	0.1		0.0	0.0		(0.1)		0.1	0.0
Financial institutions	0.1	0.0	0.1		0.0	0.0		(0.1)		0.1	0.0
Corporates & other	0.1	0.0	0.1		0.0	0.1		0.0		0.2	0.1
Total	0.3	0.0	0.3		0.0	0.1		(0.2)		0.4	0.1
Spain (EUR billion)
Sovereigns	0.0	0.0	0.0		0.0	0.1		0.1		0.1	0.1
Financial institutions	0.6	0.0	0.3		0.3	0.5		0.2		1.1	0.8
Corporates & other	1.9	0.1	1.0		0.8	0.1		0.0		2.0	0.9
Total	2.5	0.1	1.3		1.1	0.7		0.3		3.2	1.8
Total (EUR billion)
Sovereigns	4.1	2.6	0.9		0.6	0.2		(0.7)		4.3	0.8
Financial institutions	3.4	0.0	1.9		1.5	0.8		0.0		4.2	2.3
Corporates & other	6.2	0.3	4.3		1.6	0.3		(0.2)		6.5	1.9
Total	13.7	2.9	7.1		3.7	1.3		(0.9)		15.0	5.0
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Greece, Ireland, Italy, Portugal and Spain as of December 31, 2013 was EUR 3.7 billion, down from EUR 4.3 billion as of December 31, 2012. Our net exposure to these sovereigns was EUR 0.7 billion, up from EUR 0.6 billion as of December 31, 2012, reflecting the change in presentation in the fourth quarter of 2013 to disclose gross and net credit risk exposures before deduction of any related allowance for loan losses. Our non-sovereign risk-based credit risk exposure in these countries as of December 31, 2013 included net exposure to financial institutions of EUR 2.3 billion and to corporates and other counterparties of EUR 1.9 billion, compared to EUR 2.0 billion and EUR 3.4 billion, respectively, as of December 31, 2012. In 2013, Cyprus and Croatia were added to our disclosure of selected European credit risk exposures. On a gross basis, our risk-based credit risk exposure to Cyprus and Croatia as of December 31, 2013 was EUR 1.2 billion, of which EUR 0.6 billion related to sovereign credit risk. On a net basis, our credit risk exposure to these two countries was EUR 0.1 billion as of December 31, 2013, all related to sovereign credit risk. A significant majority of the purchased credit protection is transacted with banks outside of the disclosed countries. For credit protection purchased from banks in the disclosed countries, such credit risk is reflected in the gross and net exposure to each respective country.

Sovereign debt rating developments
During 2013 and the first two months of 2014, the sovereign debt rating of the countries listed in the table were affected as follows: Standard & Poor’s increased the long-term rating for Cyprus to B– from CCC+ in the third quarter and CCC in the first quarter of 2013, and lowered Italy’s rating to BBB from BBB+ in the third quarter of 2013 and Croatia’s rating to BB from BB+ in January 2014. Fitch lowered Cyprus’ rating to B– from B in the first quarter of 2013 and from BB– as of the end of 2012, lowered Italy’s rating to BBB+ from A– in the first quarter of 2013, and increased Greece’s rating to B– from CCC in the second quarter of 2013. Moody’s downgraded Cyprus to Caa3 from B3 in the first quarter of 2013, and increased Greece’s rating to Caa3 from C in the fourth quarter of 2013, Ireland’s rating to Baa3 from Ba1 in January 2014 and Spain’s rating to Baa2 from Baa3 in February 2014. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

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
Operational risk is inherent in most aspects of our activities and is comprised of a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also inherently difficult to measure. We believe that effective management of operational risk requires a common Group-wide framework, with ownership of these risks residing with the management responsible for the relevant business process.

Operational risk management
Each individual business area takes responsibility for its operational risks and the provision of adequate resources and procedures for the management of those risks. Businesses are supported by designated operational risk teams who are responsible for the implementation of the operational risk management framework, methodologies, tools and reporting within their areas as well as working with management on any operational risk issues that arise.
In 2013, we consolidated the operational risk teams in the independent risk management function into a single department Operational Risk Management, reporting to the CRO. Operational Risk Management is responsible for the overall design of the operational risk management framework, for operational risk capital modeling and for providing assistance and challenge to business line operational risk teams. It ensures the cohesiveness of policies, tools and practices throughout the Group for operational risk management, specifically with regard to the identification, evaluation, mitigation, monitoring and reporting of relevant operational risks.
Operational risk exposures, metrics, issues and remediation efforts are discussed at the quarterly CARMC meetings covering operational risk and at divisional risk management committees, which have senior staff representatives from all the relevant functions. We utilize a number of Group-wide tools for the management and reporting of operational risk. These include:

– risk appetite tolerance levels, which set out senior management’s expectations with respect to losses or metrics; breaches of tolerance levels are reported to senior management and may trigger actions;
– reporting on top operational risks, which is used to highlight the most significant risks to senior management, along with associated risk remediation efforts;
– the operational risk register, which contains a catalog of inherent operational risks arising as a consequence of the Group’s activities;
– risk and control indicators, which are metrics that are used to monitor specified operational risks and controls over time; they may be associated with tolerance levels that define acceptable performance and provide early warning signals about potential impending issues;
– risk and control self-assessments (RCSA), which are comprehensive, bottom-up assessments of the key operational risks in each business; RCSAs utilize other components of the operational risk framework, such as risk and control indicators and loss data, and they evaluate the strength of mitigating controls to produce an assessment of the residual risks in each business;
– internal operational risk incident data, which provide information on the Group’s operational risk profile; incident investigations are carried out for significant internal operational risk events, including those that did not result in economic losses; incident investigations are used to assess control failings, identify required improvements and ascertain whether events have implications for other businesses;
– external operational risk incident data for peer firms, which are collected to identify risks that may be relevant in the future, even if they have not impacted the Group to date; and
– operational risk scenarios, which are used to identify and measure exposure to a range of adverse events, such as unauthorized trading; these scenarios help businesses assess the suitability of controls in the light of potential losses, and they are also an input to the internal model used by the Group to calculate economic and regulatory capital.

We are continuously enhancing our operational risk management practices and have an ongoing program to roll out improvements to each of the components of the operational risk framework and to ensure that the links between individual components work effectively. In 2013, key enhancements included the introduction of a standardized operational risk register to ensure that risks are categorized and reported consistently, revisions to the RCSA process to improve assessment quality and increase output transparency, and the introduction of more granular operational risk tolerance levels for certain businesses.

Operational risk measurement
We have used an internal model to calculate the regulatory capital requirement for operational risk under the >>>AMA since 2008. In 2012, following discussions with >>>FINMA, we initiated a project to enhance our internal model to reflect recent developments regarding operational risk measurement methodology and associated regulatory guidance. The revised model has been approved by FINMA for calculating the regulatory capital requirement for operational risk with effect from January 1, 2014. We view the revised model as a significant enhancement to our capability to measure and understand the operational risk profile of the Group that is also more conservative compared with the previous approach.
The model is based on a loss distribution approach that uses historical data on internal and relevant external losses of peers to generate frequency and severity distributions for a range of potential operational risk loss scenarios, such as an unauthorized trading incident or a material business disruption. Business experts and senior management review, and may adjust, the parameters of these scenarios to take account of business environment and internal control factors, such as RCSA results and risk and control indicators, to provide a forward-looking assessment of each scenario. The AMA capital calculation approved by FINMA includes all litigation-related provisions and also an add-on component relating to the aggregate range of reasonably possible litigation losses that are disclosed in our financial statements but are not covered by existing provisions. In the fourth quarter of 2013, this new approach to litigation-related provisions and reasonably possible litigation losses has been applied to the previous AMA model used to calculate regulatory capital requirements as of December 31, 2013. Insurance mitigation is included in the regulatory capital requirement for operational risk where appropriate, by considering the level of insurance coverage for each scenario and incorporating haircuts as appropriate. The internal model then uses the adjusted parameters to generate an overall loss distribution for the Group over a one-year time horizon. The AMA capital requirement represents the 99.9th percentile of this overall loss distribution.

Reputational risk
Our policy is to avoid any transaction or service that brings with it the risk of a potentially unacceptable level of damage to our reputation.
Reputational risk may arise from a variety of sources, including the nature or purpose of a proposed transaction or service, the identity or activity of a controversial potential client, the regulatory or political climate in which the business will be transacted, and the potentially controversial environmental or social impacts of a transaction or significant public attention surrounding the transaction itself. Where the presence of these or other factors gives rise to potential reputational risk, the relevant business proposal or service must be submitted through the globally standardized reputational risk review process. This involves a submission by an originator (any employee), endorsement by a business area head or designee, and its subsequent referral to one of the regional reputational risk approvers, each of whom is an experienced and high-ranked senior manager, independent of the business segments, who has authority to approve, reject, or impose conditions on our participation in the transaction or service. In order to inform our stakeholders about how we manage some of the environmental and social risks inherent to the banking business, we publish our Corporate Responsibility Report, in which we also describe our efforts to conduct our operations in a manner that is environmentally and socially responsible and broadly contributes to society. The governing bodies responsible for the oversight and active discussion of reputational risk and sustainability issues are the Reputational Risk & Sustainability Committee of the Executive Board on a global level and the regional reputational risk councils on a regional level.

conduct risk
We define conduct risk as the risk of poor conduct by the Group and/or individuals resulting in clients not receiving a fair transaction, a lack of integrity in activities on financial markets and in the wider financial system and a lack of effective competition in the interests of clients. Conduct risk may arise from a variety of sources, including the potential unsuitability of products sold to clients due to their complexity, breaches of regulatory rules or laws by individual employees or the Group’s market conduct. Conduct risk is primarily addressed through specific supervisory controls implemented across the Group and targeted training activities.

Balance sheet, off-balance sheet and other contractual obligations

During 2013, we decreased our balance sheet by 6%, reflecting measures taken in connection with our balance sheet reduction initiative and the foreign exchange translation impact. As of the end of 2013, total assets were CHF 872.8 billion, total liabilities were CHF 825.6 billion and total equity was CHF 47.2 billion.

Balance sheet summary
	end of			% change
	2013	2012	2011	13 / 12	12 / 11
Assets (CHF million)
Cash and due from banks	68,692	61,763	110,573	11	(44)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,022	183,455	236,963	(13)	(23)
Trading assets	229,413	256,399	279,553	(11)	(8)
Net loans	247,054	242,223	233,413	2	4
Brokerage receivables	52,045	45,768	43,446	14	5
All other assets	115,580	134,672	145,217	(14)	(7)
Total assets	872,806	924,280	1,049,165	(6)	(12)
Liabilities and equity (CHF million)
Due to banks	23,108	31,014	40,147	(25)	(23)
Customer deposits	333,089	308,312	313,401	8	(2)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	132,721	176,559	(29)	(25)
Trading liabilities	76,635	90,816	127,760	(16)	(29)
Long-term debt	130,042	148,134	162,655	(12)	(9)
Brokerage payables	73,154	64,676	68,034	13	(5)
All other liabilities	95,580	106,323	119,524	(10)	(11)
Total liabilities	825,640	881,996	1,008,080	(6)	(13)
Total shareholders' equity	42,164	35,498	33,674	19	5
Noncontrolling interests	5,002	6,786	7,411	(26)	(8)
Total equity	47,166	42,284	41,085	12	3
Total liabilities and equity	872,806	924,280	1,049,165	(6)	(12)

The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.

Balance sheet
Total assets were CHF 872.8 billion as of the end of 2013, down CHF 51.5 billion, or 6%, from the end of 2012. Excluding the foreign exchange translation impact, total assets decreased CHF 27.0 billion.
In Swiss francs, a decrease of CHF 27.0 billion, or 11%, in trading assets reflected decreases in debt securities and derivative instruments, partially offset by an increase in equity securities. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 23.4 billion, or 13%, reflecting a decrease in reverse repurchase transactions and the foreign exchange translation impact. Cash and due from banks increased CHF 6.9 billion, or 11%, driven by higher positions with central banks. Brokerage receivables increased CHF 6.3 billion, or 14%, mainly due to higher cash collateral requirements under the Dodd-Frank Act and an increase in margin lending. Net loans increased CHF 4.8 billion, or 2%, primarily due to an increase in loans collateralized by securities, higher residential mortgages and higher loans to real estate in Private Banking & Wealth Management, partially offset by lower loans to financial institutions and consumer finance in Investment Banking and the foreign exchange translation impact. All other assets decreased CHF 19.1 billion, or 14%, including decreases of CHF 9.8 billion, or 14%, in other assets, CHF 7.2 billion, or 24%, in securities received as collateral and CHF 1.7 billion, or 14%, in other investments, partially offset by an increase of CHF 1.6 billion in assets of discontinued operations reclassified as held-for-sale.
Total liabilities were CHF 825.6 billion as of the end of 2013, down CHF 56.4 billion, or 6%, from the end of 2012. Excluding the foreign exchange translation impact, total liabilities decreased CHF 35.5 billion.
In Swiss francs, a decrease of CHF 38.7 billion, or 29%, in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions mainly reflected decreases in >>>repurchase agreements in the US and Europe. Long-term debt decreased CHF 18.1 billion, or 12%, primarily reflecting the maturing of senior debt, partially offset by issuances of senior and subordinated debt. Trading liabilities decreased CHF 14.2 billion, or 16%, reflecting decreases in short trading positions and derivative instruments. Due to banks decreased CHF 7.9 billion, or 25%, primarily due to decreases in deposits from commercial banks. Customer deposits increased CHF 24.8 billion, or 8%, primarily reflecting an increase in certificates of deposit. Brokerage payables increased CHF 8.5 billion, or 13%, mainly due to higher cash collateral requirements, partially offset by lower client activity and the foreign exchange translation impact. All other liabilities decreased CHF 10.7 billion, or 10%, including decreases of CHF 7.2 billion, or 24%, in obligation to return securities received as collateral and CHF 6.2 billion, or 11%, in other liabilities, partially offset by increases of CHF 1.6 billion, or 8%, in short-term borrowings and CHF  1.1 billion in liabilities of discontinued operations reclassified as held-for-sale.
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
The replacement values of derivative instruments correspond to their >>>fair values at the dates of the consolidated balance sheets and arise from transactions for the account of customers and for our own account. >>>PRV constitute an asset, while >>>NRV constitute a liability. Fair value does not indicate future gains or losses, but rather premiums paid or received for a derivative instrument at inception, if applicable, and unrealized gains and losses from marking to market all derivatives at a particular point in time. The fair values of derivatives are determined using various methodologies, primarily observable market prices where available and, in their absence, observable market parameters for instruments with similar characteristics and maturities, net present value analysis or other pricing models as appropriate.
> Refer to “Derivative instruments” in Risk management – Credit risk for further information.
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.

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
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for disclosure of our estimated maximum payment obligations under certain guarantees and related information.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, we have provided certain representations and warranties relating to the loans sold. We have provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that we have purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; LTV ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, we may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether we will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims (including the likelihood and ability to enforce claims); whether we can successfully claim against parties that sold loans to us and made representations and warranties to us; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
> Refer to “Representations and warranties on residential mortgage loans sold” in Note 32 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group for further information.

Involvement with special purpose entities
In the normal course of business, we enter into transactions with, and make use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist us and our clients in securitizing financial assets and creating investment products. We also use SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.
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
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.

We issue subordinated and senior securities through SPEs that lend the proceeds to the Group.

Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations. Total obligations decreased CHF 8.2 billion in 2013 to CHF 667.8 billion, primarily reflecting the decrease in long-term debt of CHF 18.1 billion to CHF 130.0 billion, the decrease in trading liabilities of CHF 14.2 billion to CHF 76.6 billion and the decrease in due to banks of CHF 7.9 billion to CHF 23.1 billion, partially offset by the increase in customer deposits of CHF 24.8 billion to CHF 333.1 billion and the increase in brokerage payables of CHF 8.5 billion to CHF 73.2 billion.
> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt and the related interest commitments.
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information on commitments.

Contractual obligations and other commercial commitments
	2013						2012
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
On- and off-balance sheet obligations (CHF million)
Due to banks	22,435	156	176	341	23,108		31,014
Customer deposits	327,929	4,268	292	600	333,089		308,312
Short-term borrowings	20,193	0	0	0	20,193		18,641
Long-term debt [1]	21,114	37,263	31,656	40,009	130,042	[2]	148,134	[2]
Contractual interest payments [3]	1,161	1,908	1,517	1,029	5,615	[4]	7,596
Trading liabilities	76,635	0	0	0	76,635		90,816
Brokerage payables	73,154	0	0	0	73,154		64,676
Capital lease obligations	0	1	0	0	1		0
Operating lease obligations	580	1,001	777	3,063	5,421		6,163
Purchase obligations	369	137	74	5	585		690
Total obligations [5]	543,570	44,734	34,492	45,047	667,843		676,042
1
Refer to "Debt issuances and redemptions" in Liquidity and funding management and "Note 24 – Long-term debt" in V – Consolidated financial statements – Credit Suisse Group for further information on long-term debt.

2 Includes non-recourse liabilities from consolidated VIEs of CHF 12,992 million and CHF 14,532 million as of December 31, 2013 and 2012, respectively.
3
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

4
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 63,378 million, variable rate short-term borrowings of CHF 13,899 million, variable rate interest-bearing deposits and demand deposits of CHF 243,312 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 52,536 million and CHF 1,937 million, respectively.

5
Excludes total accrued benefit liability for pension and other post-retirement benefit plans of CHF 524 million and CHF 756 million as of December 31, 2013 and 2012, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 30 – Pension and other post-retirement benefits" in V – Consolidated financial statements – Credit Suisse Group for further information on pension and other post-retirement benefits.

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
We fully adhere to the principles set out in the Swiss Code of Best Practice for Corporate Governance, including its appendix stipulating recommendations on the process for setting compensation for the Board of Directors (Board) and the Executive Board. We also continuously monitor and adapt our practices to reflect developments in corporate governance principles and practices in jurisdictions outside Switzerland. As in the past few years, regulators focused their attention on compensation practices at financial institutions in 2013.
> Refer to “Compensation” for further information.

In connection with our primary listing on the SIX Swiss Exchange (SIX), we are subject to the SIX Directive on Information Relating to Corporate Governance. Our shares are also listed on the New York Stock Exchange (NYSE) in the form of >>>American Depositary Shares (ADS) and certain of the Group’s exchange traded notes are listed on the Nasdaq Stock Market (Nasdaq). As a result, we are subject to certain US rules and regulations. We adhere to the NYSE’s and the Nasdaq’s corporate governance listing standards (NYSE and Nasdaq standards), with a few exceptions where the rules are not applicable to foreign private issuers.
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
– Executive sessions: NYSE and Nasdaq standards require that the board of directors meet regularly in executive sessions comprised solely of independent directors. Our Board meets regularly in executive sessions comprised of all directors, including any directors determined to be not independent. If any item discussed at the meeting raises a conflict of interest for any of our directors, however, such director does not participate in the related decision making.
– Quorums: Nasdaq standards require that the company’s by-laws provide for a quorum of at least 331⁄3 percent of the outstanding shares of the company’s common stock for any meeting of the holders of common stock. The Group’s Articles of Association (AoA) call for a quorum in certain instances, but do not require a quorum of 331⁄3 percent or greater of the holders of the outstanding shares of common stock for any meeting of shareholders.
– Independence: NYSE and Nasdaq independence standards specify thresholds for the maximum permissible amount of (i) direct compensation that can be paid by the company to a director or an immediate family member thereof, outside of such director’s directorship fees and other permitted payments; and (ii) payments between the company and another company at which such director or an immediate family member thereof is an executive officer, controlling shareholder, partner or employee. Our independence standards do not specify thresholds for direct compensation or cross-company revenues, but consider these facts in the overall materiality of the business relationship determination for independence purposes.
– Compensation committee: NYSE and Nasdaq standards require compensation committees to have certain responsibilities and authority regarding the retention, oversight and funding of such committees’ advisors and perform an evaluation of each advisor’s independence, taking into consideration all factors relevant to that person’s independence from management. NYSE and Nasdaq also require that such rights and responsibilities be enumerated in the compensation committee’s charter. While our Compensation Committee is authorized to retain outside consultants, our Compensation Committee charter does not provide specific standards for independence assessments.

Developments in 2013

In November 2013, the Swiss Federal Council approved the final Ordinance Against Excessive Compensation (Compensation Ordinance). The Compensation Ordinance came into effect on January 1, 2014 and implements key elements of the so-called “Minder Initiative”. It imposes restrictions and requirements on board and executive compensation for Swiss public companies, implements criminal sanctions in certain cases of intentional noncompliance and is generally intended to strengthen shareholder rights. Specifically, board members, the board chairperson and compensation committee members must now be directly elected by shareholders annually, for the first time at the AGM in 2014.
On January 1, 2014, the Capital Requirements Directive (CRD) IV became effective in various EU countries, including the UK. CRD IV implements the >>>Basel III framework and also makes changes to rules on corporate governance, including compensation. The compensation rules are applicable to employees at Group subsidiaries that are regulated locally in our EU locations.
> Refer to “Regulation and supervision” in I – Information on the company for further information.

Corporate governance framework
The Board has adopted corporate governance policies and procedures, which are defined in a series of documents and form the basis of a sound corporate governance framework. Our corporate governance documents, all of which are available on our website at www.credit-suisse.com/governance, include:

– Articles of Association (AoA): define the purpose of the business, the capital structure and the basic organizational framework. The AoA of the Group is dated February 5, 2014, and the AoA of the Bank is dated March 21, 2014.
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

Company
Credit Suisse Group AG (Group) and Credit Suisse AG (Bank) are registered as Swiss corporations in the Commercial Register of the Canton of Zurich as of March 3, 1982 and April 27, 1883 under the registration numbers CHE-105.884.494 and CHE-106.831.974, respectively, and have their registered and main offices at Paradeplatz 8, 8001 Zurich, Switzerland. The Group and the Bank were incorporated on March 3, 1982 and July 5, 1856, respectively, with unlimited duration. The authorized representative in the US for the Group and the Bank is Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010. The business purpose of the Group, as set forth in Article 2 of its AoA, is to hold direct or indirect interests in all types of businesses in Switzerland and abroad, in particular in the areas of banking, finance, asset management and insurance. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Group and the Bank set forth their powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing and to acquire, mortgage and sell real estate properties both in Switzerland and abroad.
Our business consists of two operating divisions: Private Banking & Wealth Management and Investment Banking. The two divisions are complemented by Shared Services and a regional management structure.
In November 2013, the Group announced key components of its program to evolve the Group’s legal entity structure. The program addresses developing and future regulatory requirements. Subject to final analysis and approval by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA), implementation of the program is underway, with a number of key components expected to be implemented from mid-2015.

> Refer to “Credit Suisse” in II – Operating and financial review for further information on our legal entity structure.
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 39 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for a list of significant subsidiaries and associated entities.

The Group is listed on the SIX (Swiss Security Number 1213853), with a market capitalization of CHF 43,526 million as of December 31, 2013. No Group subsidiaries have shares listed on the SIX or any other stock exchange.
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

Number of employees
end of	2013	2012	% change
Number of employees (full-time equivalents)
Private Banking & Wealth Management	26,000	27,300	(5)
Investment Banking	19,700	19,800	(1)
Corporate Center	300	300	0
Number of employees	46,000	47,400	(3)
of which Switzerland	17,900	19,400	(8)
of which EMEA	9,600	9,300	3
of which Americas	11,100	11,300	(2)
of which Asia Pacific	7,400	7,400	0

Employees
As of December 31, 2013, we had 46,000 employees worldwide, of which 17,900 were in Switzerland and 28,100 were abroad.
The number of employees decreased by 1,400, or 3%, compared to the end of 2012. This reflected headcount reductions in Private Banking & Wealth Management and Investment Banking in connection with our cost-efficiency initiatives, offset by graduate hiring. Our corporate titles include managing director, director, vice president, assistant vice president and non-officer staff. The majority of our employees do not belong to unions. We have not experienced any significant strikes, work stoppages or labor disputes in recent years. We consider our relations with our employees to be good.

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

Shareholders
Capital structure
Our total issued share capital as of December 31, 2013 was CHF 63,844,774 divided into 1,596,119,349 registered shares, with a nominal value of CHF 0.04 per share. Our shares are listed on the SIX and in the form of >>>ADS on the NYSE.
> Refer to “Note 8 – Share capital, conditional, conversion and authorized capital of Credit Suisse Group” in VI – Parent company financial statements – Credit Suisse Group and our AoA (Articles 26, 26b-c and 27) for information on changes to our capital structure during the year.

Shareholder base
We have a broad shareholder base, with the majority of shares owned directly or indirectly by institutional investors outside Switzerland. Through the use of an external global market intelligence firm, we regularly gather additional information on the composition of our shareholder base including information on shares that are not registered in the share register. According to this data, our shareholder base as of December 31, 2013 was comprised of 8% private investors, 80% institutional investors and 12% other investors. The geographical break down of our institutional investors is as follows: 16% Switzerland, 11% other continental Europe, 14% UK and Ireland, 48% US and 11% the rest of the world.
As of December 31, 2013, 130,736 shareholders were listed in our share register. To the best of our knowledge, there are no agreements in place that could lead to a change in control of the Group. As of December 31, 2013, 37.9 million, or 2.4%, of the issued shares were in the form of ADS. Another 25.3 million, or 1.6%, of the issued shares were registered in the name of US domiciled shareholders (excluding nominees) as of December 31, 2013.
The information provided in the following tables reflects the distribution of Group shares as registered in our share register.

Distribution of Group shares in the share register
	2013				2012
end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Distribution of Group shares
Swiss	115,185	88	110,678,408	7	122,564	89	112,106,298	9
Foreign	11,165	9	14,322,072	1	11,427	8	13,464,237	1
Private investors	126,350	97	125,000,480	8	133,991	97	125,570,535	10
Swiss	3,755	3	168,732,633	11	4,030	3	123,232,578	9
Foreign	631	0	774,995,489	49	628	0	620,098,199	47
Institutional investors	4,386	3	943,728,122	59	4,658	3	743,330,777	56
Shares registered in share register	130,736	100	1,068,728,602	67	138,649	100	868,901,312	66
of which Switzerland	118,941	91	279,411,046	18	126,594	91	235,338,876	18
of which Europe	10,590	8	534,716,557	34	10,791	8	420,808,155	32
of which US	184	0	222,433,937	14	191	0	189,766,059	14
of which Other	1,021	1	32,167,062	2	1,073	1	22,988,222	2
Shares not registered in share register	–	–	527,390,747	33	–	–	451,928,610	34
Total shares issued	–	–	1,596,119,349	100	–	–	1,320,829,922	100

Distribution of institutional investors in share register by industry
	2013				2012
end of	Number of shareholders	%	Number of shares	%	Number of shareholders	%	Number of shares	%
Institutional investors by industry
Banks	36	0	2,672,727	0	36	0	2,042,785	0
Insurance companies	103	0	9,336,874	1	94	0	4,352,379	0
Pension funds	723	1	43,645,198	3	805	1	40,068,367	3
Investment trusts	392	0	118,122,666	7	342	0	60,480,195	5
Other trusts	746	1	5,473,606	0	762	1	7,631,919	1
Governmental institutions	33	0	7,934,377	0	32	0	6,474,774	0
Other [1]	2,164	2	104,905,938	7	2,409	2	96,910,802	7
Direct entries	4,197	3	292,091,386	18	4,480	3	217,961,221	17
Fiduciary holdings	189	0	651,636,736	41	178	0	525,369,556	40
Total institutional investors	4,386	3	943,728,122	59	4,658	3	743,330,777	56
Rounding differences may occur.
1 Includes various other institutional investors for which a breakdown by industry type was not available.

Significant shareholders
Under the Swiss Federal Act on Stock Exchanges and Securities Trading (SESTA), anyone holding shares in a company listed on the SIX is required to notify the company and the SIX if their holding reaches, falls below or exceeds the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 331⁄3%, 50% or 662⁄3% of the voting rights entered into the commercial register, whether or not the voting rights can be exercised (that is, notifications must also include certain derivative holdings such as options or similar instruments). Following receipt of such notification, the company has an obligation to inform the public. In addition, pursuant to the Swiss Code of Obligations, a company must disclose in the notes to their annual consolidated financial statements the identity of any shareholders who own in excess of 5% of their shares. The following provides an overview of the holdings of shares of our significant shareholders, including any rights to purchase or dispose of shares, based on the most recent disclosure notifications. In line with the SESTA requirements, the percentages indicated below were calculated in relation to the share capital reflected in the AoA at the time of the disclosure notification. The full text of all notifications can be found on our website at www.credit-suisse.com/shareholders. Each share entitles the holder to one vote.
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information on significant shareholders.

The Group also holds positions in its own shares, which are subject to the same disclosure requirements as significant external shareholders. These positions fluctuate and primarily reflect market making, facilitating client orders and satisfying the obligations under our employee compensation plans. Shares held by the Group have no voting rights. As of December 31, 2013, our holdings amounted to 2.15% purchase positions (0.52% registered shares and 1.63% share acquisition rights) and 33.62% sales positions (disposal rights).

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

Significant shareholders
	Group publication of notification	Number of shares (million)	Approximate shareholding %	Purchase rights %
December 31, 2013 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	April 6, 2013	88.5	6.7	7.9	[1]
Qatar Investment Authority (registered entity – Qatar Holding LLC)	October 31, 2013	82.0	5.2	16.5	[2]
Harris Associates L.P.	November 9, 2013	81.5	5.2	–
Dodge & Cox	December 19, 2012	63.5	5.0	–
Franklin Resources, Inc.	March 12, 2014	57.6	3.6	–
Norges Bank	April 5, 2013	39.8	3.0	1.6	[3]
Capital Group Companies, Inc.	January 22, 2013	39.4	3.1	1.0	[4]
BlackRock Inc.	January 25, 2013	38.6	3.0	–
December 31, 2012 or the most recent notification date
The Olayan Group (registered entity – Crescent Holding GmbH)	July 24, 2012	78.4	6.1	10.9
Qatar Investment Authority (registered entity – Qatar Holding LLC)	April 30, 2011	76.1	6.2	–
Dodge & Cox	December 19, 2012	63.5	5.0	–
Franklin Resources, Inc.	September 14, 2012	57.3	4.5	–
Capital Group Companies, Inc.	January 22, 2013	39.4	3.1	1.0
BlackRock Inc.	January 25, 2013	38.6	3.0	–
Harris Associates L.P.	May 17, 2012	36.9	3.0	–
Norges Bank	August 3, 2012	28.0	2.2	1.7
December 31, 2011
The Olayan Group (registered entity – Crescent Holding GmbH)	February 2, 2010	77.8	6.6	–
Qatar Investment Authority (registered entity – Qatar Holding LLC)	April 30, 2011	73.2	6.2	–
Dodge & Cox	December 15, 2011	35.9	3.0	–
Franklin Resources, Inc.	December 15, 2011	35.7	3.0	–
1
Consists of 7.9% purchase rights relating to The Olayan Group's holdings of USD 1.725 billion 9.5% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements.

2
Consists of 16.3% purchase rights relating to Qatar Holding LLC's holdings of USD 1.72 billion 9.5% tier 1 capital instruments and CHF 2.5 billion 9.0% tier 1 capital instruments (perpetual security with mandatory contingent conversion into shares), which will be converted into shares only in situations where the Group no longer meets specific regulatory capital requirements, and 0.2% purchase rights relating to options.

3
Relates to Norges Bank's holdings of CHF 353 million MACCS, which converted to 21.6 million shares on March 29, 2013 at the conversion price of CHF 16.29. The settlement and delivery of the shares occurred on April 8, 2013.

4
Relates to the Capital Group Companies, Inc.'s holdings of CHF 201 million MACCS, that converted to 12.3 million shares on March 29, 2013 at the conversion price of CHF 16.29. The settlement and delivery of the shares occurred on April 8, 2013.

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

– the exercise of voting rights by the independent proxy as elected by the AGM;
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

In order to execute voting rights, shares need to be registered in the share register directly or in the name of a nominee. In order to be registered in the share register, the purchaser must file a share registration form. The registration of shares in the share register may be requested at any time. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings. However, each shareholder, whether registered in the share register or not, receives dividends or other distributions approved at the AGM. The transfer restrictions apply regardless of the way and the form in which the registered shares are kept in the accounts and regardless of the provisions applicable to transfers. The transfer of intermediated securities based on Group shares, and the pledging of these intermediated securities as collateral, is based on the provisions of the

Swiss Federal Intermediated Securities Act. Transfer or pledging as collateral by means of written assignment are not permitted.

Annual General Meeting
Under Swiss law, the AGM must be held within six months of the end of the fiscal year. Notice of an AGM, including agenda items and proposals submitted by the Board and by shareholders, must be published in the Swiss Official Gazette of Commerce at least 20 days prior to the AGM.
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

A quorum of at least two-thirds of the votes represented is required for resolutions on:

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

A quorum of at least half of the total share capital and approval by at least three-quarters of the votes represented is required for resolutions on:

– the conversion of registered shares into bearer shares;
– amendments to the AoA relating to registration and voting rights of nominee holders; and
– the dissolution of the company.

A quorum of at least half of the total share capital and the approval of at least seven eighths of the votes cast is required for amendments to provisions of the AoA relating to voting rights.

Say on pay
In accordance with the Swiss Code of Best Practice for Corporate Governance, the Group submits its compensation report (contained in the Corporate Governance and Compensation section of the annual report) for a consultative vote by shareholders at the AGM. In accordance with the Compensation Ordinance, the Group will submit executive and board pay recommendations for respective binding votes by shareholders for the first time at the AGM in 2015.

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

Notices
Notices to shareholders are made by publication in the Swiss Official Gazette of Commerce. The Board may designate further means of communication for publishing notices to shareholders. Notices required under the listing rules of the SIX will either be published in two Swiss newspapers in German and French and sent to the SIX or otherwise communicated to the SIX in accordance with applicable listing rules. The SIX may disseminate the relevant information.

Board of Directors
Membership and qualifications
The AoA provide that the Board shall consist of a minimum of seven members. The Board currently consists of 13 members. We believe that the size of the Board must be such that the committees can be staffed with qualified members. At the same time, the Board must be small enough to ensure an effective and rapid decision-making process. The members are elected at the AGM by our shareholders individually for a period of one year and are eligible for re-election. Shareholders will also elect a member of the Board as the Chairman of the Board (Chairman) and each of the members of the Compensation Committee for a period of one year. One year of office is understood to be the period of time from one AGM to the close of the next AGM. Our OGR specify that the members of the Board shall generally retire after having served on the Board for 15 years.
The Board has four committees: the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. Except for the Compensation Committee members, the committee members are appointed by the Board for a term of one year. An overview of the Board and committee membership is shown in the following table. The composition of the Boards of the Group and the Bank is identical.

Members of the Board and Board committees
	Board member since	Current term end	Independence		Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
December 31, 2013
Urs Rohner, Chairman	2009	2014	Independent		Chairman	–	–	–
Peter Brabeck-Letmathe, Vice-Chairman	1997	2014	Independent		Member	–	–	–
Jassim Bin Hamad J.J. Al Thani	2010	2014	Not independent		–	–	–	–
Iris Bohnet	2012	2014	Independent		–	–	Member	–
Noreen Doyle	2004	2014	Independent		–	–	–	Member
Jean-Daniel Gerber	2012	2014	Independent		–	Member	–	–
Walter B. Kielholz	1999	2014	Independent		Member	–	Member	–
Andreas N. Koopmann	2009	2014	Independent		–	–	Member	Member
Jean Lanier	2005	2014	Independent		Member	Member	Chairman	–
Kai S. Nargolwala	2013	2014	Independent	[1]	–	–	–	Member
Anton van Rossum	2005	2014	Independent		–	–	–	Member
Richard E. Thornburgh	2006	2014	Independent		Member	Member	–	Chairman
John Tiner	2009	2014	Independent		Member	Chairman	–	Member
1
Kai S. Nargolwala was not independent at the time of his election to the Board due to his former role in the Executive Board, but was considered independent as of the end of October 2013, after a three-year cooling off period.

Retirements and nominations

Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz retired from the Board at the AGM in 2013. Jean Lanier succeeded Aziz R.D. Syriani as chairman of the Compensation Committee. At the AGM in 2013, Kai S. Nargolwala was elected as a new member of the Board. At the AGM on May 9, 2014, Peter Brabeck-Letmathe and Walter B. Kielholz will be retiring from the Board. The Board proposes that all other current members of the Board be re-elected to the Board at the AGM in 2014, proposes the election of Urs Rohner as Chairman and proposes Iris Bohnet, Andreas N. Koopmann, Jean Lanier and Kai S. Nargolwala as members of the Compensation Committee. The Board also proposes the new election of Severin Schwan, CEO of Roche Group, and Sebastian Thrun, Co-Founder and CEO of Udacity, to the Board.

Board composition
The Chairman’s and Governance Committee regularly considers the composition of the Board as a whole and in light of staffing requirements for the committees. The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on criteria as set forth by the Corporate Governance Guidelines and the OGR. The Chairman’s and Governance Committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In assessing candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the Chairman’s and Governance Committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. The Chairman’s and Governance Committee also considers other activities and commitments of an individual in order to be satisfied that a proposed member of the Board can devote enough time to a Board position at the Group. The background, skills and experience of our Board members are diverse and broad and include holding top management positions at financial services and industrial companies in Switzerland and abroad or having held leading positions in government, academia and international organizations. The Board is composed of individuals with diverse experience, geographical origin and tenure.

To maintain a high degree of diversity and independence in the future, we have a succession planning process in place to identify potential candidates for the Board at an early stage. With this, we are well prepared when Board members rotate off the Board. Besides more formal criteria consistent with legal and regulatory requirements, we believe that other aspects including team dynamics and personal reputation of Board members play a critical role in ensuring the effective functioning of the Board. This is why we place the utmost importance on the right mix of personalities who are also fully committed to making their blend of specific skills and experience available to the Board.

New members
Any newly appointed member participates in an orientation program to become familiar with our organizational structure, strategic plans, significant financial, accounting and risk issues and other important matters. The orientation program is designed to take into account the new Board member’s individual background and level of experience in each specific area. Moreover, the program’s focus is aligned with any committee memberships of the person concerned. Board members are encouraged to engage in continuing training. The Board and the committees of the Board regularly ask a specialist within the Group to speak about a specific topic to enhance the Board members’ understanding of issues that already are, or may become, of particular importance to our business.

Meetings
In 2013, the Board held six full-day meetings in person and three additional meetings. In addition, the Board held a one and a half day strategy session. From time to time, the Board may also take certain decisions via circular resolution, unless a member asks that the matter be discussed in a meeting and not decided upon by way of written consent.
All members of the Board are expected to spend the necessary time outside these meetings needed to discharge their responsibilities appropriately. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management or others to attend the meetings. Generally, the members of the Executive Board attend part of the meetings to ensure effective interaction with the Board. The Board also holds separate private sessions without management present. Minutes are kept of the proceedings and resolutions of the Board.

Meeting attendance
The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.

Meeting attendance
	Board of Directors	[1]	Chairman's and Governance Committee	Audit Committee	Compensation Committee	Risk Committee
in 2013
Total number of meetings held	10		10	11	12	6
Number of members who missed no meetings	10		5	5	3	3
Number of members who missed one meeting	2		1	0	2	2
Number of members who missed two or more meetings	4		1	0	1	1
Meeting attendance, in %	90		88	100	94	88
1 The Board consisted of 15 members at the beginning of the year and 13 members at the end of the year, with 1 member joining the Board and 3 members leaving the Board as of the 2013 AGM.

Independence
The Board consists solely of non-executive directors within the Group, of which at least the majority must be determined to be independent. In its independence determination, the Board takes into account the factors set forth in the Corporate Governance Guidelines, the OGR, the committee charters and applicable laws and listing standards. Our independence standards are also periodically measured against other emerging best practice standards.
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

For Board members serving on the Compensation Committee, the independence determination considers all factors relevant to determining whether a director has a relationship with the Group that is material to that director’s ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to:

– the source of any compensation of the Compensation Committee member, including any consulting, advisory or other compensatory fees paid by the Group to such director; and
– whether the Compensation Committee member is affiliated with the Group, any of its subsidiaries or any affiliates of any of its subsidiaries.

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
While the Group is not subject to such standards, the Board acknowledges that some proxy advisors apply different standards for assessing the independence of our Board members, including the length of tenure a Board member has served, annual compensation levels of Board members within a comparable range to executive pay or a Board member’s former executive status further back than three years.

Independence determination
As of December 31, 2013, 12 members of the Board were determined by the Board to be independent.
At the time of his election to the Board in 2010, Mr. Bin Hamad J.J. Al Thani was determined not to be independent due to the scope of various business relationships between the Group and Qatar Investment Authority (QIA), a state-owned company that has close ties to the Al Thani family, and between the Group and the Al Thani family. The Group has determined that these various business relationships could constitute a material business relationship. Mr. Kai S. Nargolwala was determined to be not independent at the time of his election at the AGM in 2013 due to his former role on the Executive Board. He is considered independent as of end of October 2013 after the lapse of the compulsory three-year cooling-off period. As described above, our independence guidelines require that a Board member not have been employed as an executive officer of the Group or any of its subsidiaries for the prior three years.

Chairman of the Board
The Chairman is a non-executive member of the Board, in accordance with Swiss banking law, and performs his role on a full-time basis, in line with the practice expected by our main regulator, FINMA. The Chairman coordinates the work within the Board, works with the committee chairmen to coordinate the tasks of the committees and ensures that the Board members are provided with the information relevant for performing their duties. In particular, the Chairman drives the Board agenda and key Board topics, especially regarding the strategic development of the Group, succession planning, the structure and organization of the Group, corporate governance, as well as compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the Shareholder Meetings and takes an active role in representing the Group to key shareholders, investors, regulators and supervisors, industry associations and other stakeholders. The Chairman has no executive function within the Group. With the exception of the Chairman’s and Governance Committee, the Chairman is not a member of any of the Board’s standing committees. However, he may attend all or parts of selected committee meetings as a guest without voting power.

Segregation of duties
In accordance with Swiss banking law, the Group operates under a dual board structure, which strictly segregates the duties of supervision, which are the responsibility of the Board, from the duties of management, which are the responsibility of the Executive Board. The roles of the Chairman (non-executive) and the CEO (executive) are separate and carried out by two different people.

Lead Independent Director
The Board may appoint a Lead Independent Director. If the Chairman is determined not to be independent by the Board, the Board must appoint a Lead Independent Director. The Lead Independent Director may convene meetings without the Chairman being present.

Board responsibilities
In accordance with the OGR, the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular Article 716a and 716b of the Swiss Code of Obligations, and the AoA.
With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses our competitive position and approves our strategic and financial plans. At each ordinary meeting, the Board receives a status report on our financial results, capital, funding and liquidity situation. In addition, the Board receives, on a monthly basis, management information packages, which provide detailed information on our performance and financial status, as well as quarterly risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues and significant events, as deemed appropriate or requested. In order to appropriately discharge their responsibilities, the members of the Board have access to all information concerning the Group.
The Board also reviews and approves significant changes in our structure and organization and is actively involved in significant projects including acquisitions, divestitures, investments and other major projects. The Board and its committees are entitled, without consulting with management and at the Group’s expense, to engage external legal, financial or other advisors, as they deem appropriate, with respect to any matters within their authority.

Governance of Group subsidiaries
The Board assumes oversight responsibility for establishing appropriate governance for Group subsidiaries. In accordance with the OGR, the Board appoints or dismisses the chairperson and the members of the boards of the most important subsidiaries of the Group and approves their compensation. A policy naming the subsidiaries in scope and providing guidelines for the nomination and compensation process shall be reviewed by the Board on an annual basis.

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

Audit Committee
The Audit Committee consists of not fewer than three members, all of whom must be independent. The chairman of the Risk Committee is generally appointed as one of the members of the Audit Committee. Our Audit Committee consists of four members, all of whom are independent.
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
The Compensation Committee has its own charter, which has been approved by the Board. Pursuant to its charter, the Compensation Committee holds at least four meetings per year. Additional meetings may be scheduled at any time. The Compensation Committee’s duties and responsibilities include reviewing the Group’s compensation policy, newly established compensation plans or amendments to existing plans and recommending them to the

Board for approval, as well as reviewing the performance of the businesses and the respective management teams and determining and/or recommending to the Board for approval the overall variable compensation pools and the compensation payable to the members of the Board, the CEO and the Executive Board (upon the CEO’s proposal). The meetings are attended by management representatives, as appropriate.
According to its charter, the Compensation Committee is authorized to retain outside consultants, at the Group’s expense, to advise the Compensation Committee. The Compensation Committee is assisted in its work by external legal counsel Nobel & Hug and the global compensation consulting firm, Johnson Associates, Inc. Johnson Associates Inc. does not provide other services to the Group other than assisting the Compensation Committee. The Compensation Committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.
> Refer to “Governance” in Compensation – Executive Board compensation for information on our compensation approach, principles and objectives.

Risk Committee
The Risk Committee consists of not fewer than three members. It may include non-independent members. The chairman of the Audit Committee is generally appointed as one of the members of the Risk Committee. Our Risk Committee consists of six members, all of whom are independent.
The Risk Committee has its own charter, which has been approved by the Board, and holds at least four meetings a year. In addition, the Risk Committee usually convenes for additional meetings throughout the year in order to appropriately discharge its responsibilities. The meetings are attended by management representatives, as appropriate.
The Risk Committee’s main duties are to assist the Board in reviewing and assessing the integrity and adequacy of the Group’s risk management function, in particular as it relates to market, credit, liquidity and funding risks, reviewing the adequacy of the Group’s capital and its allocation to the Group’s businesses reviewing certain risk limits and making recommendations to the Board, and reviewing and assessing the Group’s risk appetite framework. The Risk Committee also reviews and assesses the adequacy of the management of reputational and operational risks, including the adequacy of the internal control system, jointly with the Audit Committee. The Risk Committee performs a self-assessment once a year, where it reviews its own performance against the responsibilities listed in the charter and the committee’s objectives and determines any special focus objectives for the coming year.

Banking relationships and related party transactions
Banking relationships
The Group is a global financial services provider. Many of the members of the Board and the Executive Board or companies associated with them maintain banking relationships with us. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Board or the Executive Board and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2013, 2012 and 2011, there was no loan exposure to such related parties that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Executive Board shareholdings and loans” and “Board shareholdings and loans” in Compensation for a list of the outstanding loans to members of the Executive Board and the Board.

Related party transactions
Exchange of tier 1 capital instruments
In February 2011, we entered into definitive agreements with entities affiliated with QIA and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products, to issue tier 1 high-trigger capital instruments (new Tier 1 Capital Notes). Under the agreements, QIA and The Olayan Group agreed to purchase USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5 billion new Tier 1 Capital Notes in exchange for their holdings of USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes issued in 2008 (together, the Tier 1 Capital Notes) or, in the event that the Tier 1 Capital Notes had been redeemed in full, for cash.
In July 2012, we entered into an amendment agreement with the entity affiliated with The Olayan Group to accelerate the exchange of USD 1.725 billion of the 11% tier 1 capital notes for an equivalent principal amount of new Tier 1 Capital Notes. In October 2013, based on the prior agreement with an entity affiliated with QIA, we exchanged such entity’s holding of USD 1.72 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes into equivalent principal amounts of new Tier 1 Capital Notes. These transactions were approved by FINMA.
Under their terms, the new Tier 1 Capital Notes will be converted into our ordinary shares if our reported common equity tier 1 (CET1) ratio, as determined under >>>Basel Committee on Banking Supervision regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at our request, has agreed on or prior to the publication of our quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary, or that we require public sector capital support, to prevent us from becoming insolvent, bankrupt or unable to pay a material amount of our debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, our reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of our ordinary shares over a five-day period preceding the notice of conversion. In connection with the July 2012 exchange, the conversion floor price of the new Tier 1 Capital Notes delivered in the exchange as well as the remaining new Tier 1 Capital Notes that were exchanged in October 2013 was adjusted to match the conversion price of the mandatory and contingent convertible securities (MACCS) described below. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by us no earlier than 2018 and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5 billion new Tier 1 Capital Notes at fixed rates of 9.5% and 9.0%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of our current Board member Mr. Bin Hamad J.J. Al Thani and our then Board member Mr. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the Tier 1 Capital Notes issued in 2008 and held by QIA and The Olayan Group, were fair. As of April 26, 2013, Mr. Syriani retired from the Board and no other person affiliated with The Olayan Group has been elected as a Board member.

Settlement of mandatory and contingent convertible securities
In July 2012, we issued CHF 3.8 billion MACCS that mandatorily converted into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013. The settlement and delivery of shares occurred on April 8, 2013. Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The conversion price corresponded to 95% of the volume weighted average market price for the two trading days preceding the transaction. Investors in the MACCS included entities affiliated with QIA and The Olayan Group, which also have been deemed by the Group to be related parties of our current Board member Mr. Bin Hamad J.J. Al Thani and our then Board member Mr. Syriani. In addition to QIA and The Olayan Group, a number of other investors of the Group purchased the MACCS, including Norges Bank and the Capital Group Companies, Inc., which like QIA and The Olayan Group, have significant holdings of Group shares. The terms and conditions for the conversion of the MACCS were equally applicable to all purchasers.
> Refer to “Capital issuances and redemptions” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management for further information about the new Tier 1 Capital Notes and the MACCS.

Plus Bonds
In 2013, we awarded Plus Bonds to certain employees as deferred variable compensation in respect of their 2012 compensation. We provided members of the Executive Board who did not participate in the structuring of the Plus Bonds the opportunity to invest their own funds in instruments with substantially the same terms as the Plus Bond awards granted to employees. As a result, certain Executive Board members acquired an aggregate of CHF 9 million in Plus Bond instruments in February 2013.
> Refer to “Plus Bond awards” in Compensation – Discontinued compensation plans for further information.

Loan to Arcapita Bank
In February 2012, the Group downgraded to impaired status a loan with an outstanding principal amount of USD 30 million to Arcapita Bank B.S.C. (Arcapita Bank), an international investment firm headquartered in Bahrain. The financing provided to Arcapita Bank was extended in 2007 on arm’s length terms and at the time, did not involve more than the normal risk of collectability or present other unfavorable features. Arcapita Bank may have been deemed to be a related party entity of the Group because our Board member Mr. Bin Hamad J.J. Al Thani was also a member of the board of directors of Arcapita Bank. Mr. Bin Hamad J.J. Al Thani joined the Arcapita Bank board of directors in October 2008 and our Board in 2010, in both cases after the loan was extended. Arcapita Bank filed for Chapter 11 bankruptcy in the US in March 2012, and the Group subsequently sold its USD 30 million credit position to an unrelated third party. During 2013, Mr. Bin Hamad J.J. Al Thani stepped down from the Arcapita Bank board of directors.
> Refer to “Note 29 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information on related party transactions.

Biographies of the Board members
Urs Rohner
Born 1959 Swiss Citizen
Urs Rohner has been Chairman of the Board and the Chairman’s and Governance Committee since the 2011 AGM. He was Vice-Chairman of the Board and a member of the Chairman’s and Governance and Risk Committees (2009 to 2011). He was a member of the Executive Boards of the Group (2004 to 2009) and Credit Suisse (2005 to 2009) and served as General Counsel of the Group (2004 to 2009), as COO (2006 to 2009) and General Counsel of the Bank (2005 to 2009). His term as a Board member expires at the AGM in 2014. As of that date, Mr. Rohner will be proposed for re-election by our shareholders as a member of the Board and Chairman for a period of one year. The Board has determined him to be independent under the Group’s independence standards.
Mr. Rohner served as chairman of the Executive Board and CEO of ProSieben and ProSiebenSat.1 Media AG (2000 to 2004) and CEO of ProSieben Media AG (2000). He was a partner at Lenz & Staehelin (1992 to 1999) and an attorney with the law firms Sullivan & Cromwell LLP in New York (1988 to 1989) and Lenz & Staehelin in Zurich (1990 to 1992, 1983 to 1988). Mr. Rohner graduated with a degree in Law from the University of Zurich, Switzerland, in 1983. He was admitted to the bars of the canton of Zurich in 1986 and the state of New York in 1990.
Mr. Rohner is the chairman and a member of the board of trustees of the Credit Suisse Research Institute and the Credit Suisse Foundation. He serves as a board member or advisory board member for a number of international organizations, including the Institute of International Finance and the Institut International d’Etudes Bancaires, the European Financial Services Round Table, the European Banking Group and the international advisory board of the Moscow International Financial Center and serves on the International Business Leaders Advisory Council of the Mayor of Beijing. Since 2013, Mr. Rohner is a member of the Expert Committee of the Swiss Federal Council regarding the further development of the financial market strategy. He is also a member of the board of trustees of Avenir Suisse and the Alfred Escher Foundation, a board member of Economiesuisse and the International Institute for Management Development Foundation, and the chairman of the advisory board of the University of Zurich’s Department of Economics, and he serves as a member of the board of trustees of the Lucerne Festival.

Peter Brabeck-Letmathe
Born 1944 Austrian Citizen
Peter Brabeck-Letmathe has been Vice-Chairman of the Board since 2008, a function he also held from 2000 to 2005. He has been a member of the Board since 1997 and a member of the Chairman’s and Governance Committee since 2008. He served on the Compensation Committee (2008 to 2011 and 2000 to 2005) and on the Chairman’s and Governance Committee (2003 to 2005). His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Brabeck-Letmathe will be retiring from the Board. The Board has determined him to be independent under the Group’s independence standards.
Mr. Brabeck-Letmathe has been the chairman of the board of directors of Nestlé SA since 2005 and vice-chairman of the board of directors (2001 to 2005). He was also CEO of Nestlé SA (1997 to 2008) and since 1987 has been based at Nestlé SA’s headquarters in Vevey. He joined Nestlé SA’s sales operations in Austria after graduating in 1968. His career at Nestlé SA has included a variety of assignments in several European countries and in Latin America. In addition, he served as member of the board of directors of Roche Holding SA (2000 to 2010) and Gesparal SA Paris, France (1997 to 2004). Mr. Brabeck-Letmathe studied economics at the University of World Trade, Vienna.
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

Jassim Bin Hamad J.J.
Al Thani
Born 1982 Qatari Citizen
Jassim Bin Hamad J.J. Al Thani has been a member of the Board since 2010. His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Bin Hamad J.J. Al Thani will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined him to be not independent under the Group’s independence standards. For further information, refer to “Independence determination”.
Since April 2005, Mr. Bin Hamad J.J. Al Thani has been chairman of the board of directors of Qatar Islamic Bank. He is also chairman of: QInvest, the first Islamic investment bank founded in Qatar; Damaan Islamic Insurance Co. (BEEMA); and Q-RE LLC, an insurance and reinsurance company. He is CEO of Al Mirqab Capital LLC, Qatar, a family enterprise, and a member of the board of directors of Qatar Navigation Company and Qatar Insurance Company. Mr. Bin Hamad J.J. Al Thani completed his studies in the State of Qatar and graduated as an Officer Cadet from the Royal Military Academy in England.

Iris Bohnet
Born 1966 Swiss Citizen
Iris Bohnet was elected to the Board at the AGM 2012 and has since served as a member of the Compensation Committee. Her term as a member of the Board expires at the AGM in 2014. As of that date, Ms. Bohnet will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined her to be independent under the Group’s independence standards.
Ms. Bohnet has been a professor of public policy at the Harvard Kennedy School, Massachusetts, since 2006, and Academic Dean of the Harvard Kennedy School since 2011. Ms. Bohnet also serves as director of the Women and Public Policy Program at the Harvard Kennedy School. She joined the academic faculty of Harvard University in 1998 as assistant professor of public policy at the Harvard Kennedy School and was named associate professor in 2003. She was a visiting scholar at the Haas School of Business at the University of California at Berkeley (1997 to 1998). Ms. Bohnet received a master’s degree in Economic History, Economics and Political Science from the University of Zurich, Switzerland, in 1992, and a doctorate in Economics from the same university in 1997.
Ms. Bohnet is currently a member of the board of the University of Lucerne, a member of the advisory board of the Vienna University of Economics and Business Administration and a member of the Global Agenda Council on Women’s Empowerment of the World Economic Forum. Ms. Bohnet is also a member of the advisory board of the Decision Making and Negotiations Journal.

Noreen Doyle
Born 1949 Irish and US Citizen
Noreen Doyle has been a member of the Board since 2004 and a member of the Risk Committee since 2009. She served on the Audit Committee (2007 to 2009) and the Risk Committee (2004 to 2007). Since 2012, Ms. Doyle has also served as a non-executive director and as of 2013 chairs the boards of Credit Suisse International and Credit Suisse Securities Europe Limited, two of the Group’s UK subsidiaries. She also chaired the Audit Committee of these two entities (2011 to 2012). Her term as a member of the Board expires at the AGM in 2014. As of that date, Ms. Doyle will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined her to be independent under the Group’s independence standards.
Ms. Doyle was first vice president and head of banking of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005. She became deputy vice president of Risk Management in 1997, was appointed chief credit officer in 1994 and joined the EBRD in 1992 as head of syndications. Prior to joining the EBRD, Ms. Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London. Ms. Doyle received a BA in Mathematics from The College of Mount Saint Vincent, New York, in 1971, and an MBA in Finance from Dartmouth College, New Hampshire, in 1974.
Ms. Doyle currently serves on the boards of directors of the Newmont Mining Corporation and QinetiQ Group Plc., a UK-based defense technology and security company. She is also a member of the advisory panel of the Macquarie European Infrastructure Fund and the Macquarie Renaissance Infrastructure Fund and a member of the advisory board of Sapphire Partners, a UK based executive search firm. Ms. Doyle also chairs the board of governors of the Marymount International School, London, and is a patron of Women in Banking and Finance in London.

Jean-Daniel Gerber
Born 1946 Swiss Citizen
Jean-Daniel Gerber was elected to the Board at the AGM 2012 and has since served as a member of the Audit Committee. His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Gerber will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined him to be independent under the Group’s independence standards.
Jean-Daniel Gerber was appointed by the Swiss Federal Council to state secretary in 2004. In this function, he was head of the state secretariat for Economic Affairs, a function from which he retired in 2011. Mr. Gerber was director of the Swiss Federal Office of Migration (1997 to 2004), and served as executive director at the World Bank Group in Washington D.C. (1993 to 1997). Prior to that, he held the positions of head of Economic and Financial Affairs at the Swiss Embassy in Washington D.C. and Swiss representative of the World Trade Organization. Mr. Gerber received a degree in Economics from the University of Berne, Switzerland, in 1972, and was awarded an honorary doctorate from the Faculty of Economics and Social Sciences at the same university in 2007.
Mr. Gerber is a member of the board of directors and the audit committee of the Lonza Group AG and since 2013, he has chaired the nomination and compensation committee. Mr. Gerber is chairman of the board and of the investment committee of the Swiss Investment Fund for Emerging Markets and also president of the Swiss Society for Public Good and a member of the JTI Foundation.

Walter B. Kielholz
Born 1951 Swiss Citizen
Walter B. Kielholz has been a member of the Board since 1999, the Compensation Committee since 2009 and the Chairman’s and Governance Committee since 2011. He served as Chairman of the Board and the Chairman’s and Governance Committee (2003 to 2009), chairman of the Audit Committee (1999 to 2002) and a member of the Risk Committee (2009 to 2011). His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Kielholz will be retiring from the Board. The Board has determined him to be independent under the Group’s independence standards.
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
Mr. Kielholz serves as chairman of the European Financial Services Roundtable and vice-chairman of the Institute of International Finance. He is also a member of the advisory boards of Corsair Capital Ltd. and the Monetary Authority of Singapore and a member of the World Economic Forum International Business Council. In addition, Mr. Kielholz is a member and former chairman of the supervisory board of Avenir Suisse and a senior advisor to the Credit Suisse Research Institute. He is a member of the board of trustees of the Lucerne Festival and chairman of the Zürcher Kunstgesellschaft (Zurich Art Society), which runs Zurich’s Kunsthaus museum.

Andreas N. Koopmann
Born 1951 Swiss Citizen
Andreas N. Koopmann has been a member of the Board since the AGM in 2009 and has since served as a member of the Risk Committee. Mr. Koopman has been a member of the Compensation Committee since the AGM in 2013. His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Koopmann will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined him to be independent under the Group’s independence standards.
From 1982 to 2009, Mr. Koopmann held various leading positions at Bobst Group S.A., Lausanne, one of the world’s leading suppliers of equipment and services to packaging manufacturers. He was group CEO (1995 to 2009) and a member of its board of directors (1998 to 2002). Mr. Koopmann received a master’s degree in Mechanical Engineering from the Swiss Federal Institute of Technology, Switzerland, in 1976 and an MBA from International Institute for Management Development, Switzerland, in 1978.
Mr. Koopmann is chairman of the board of directors of Georg Fischer AG. Since 2003, Mr. Koopmann has been a member of the board of directors of Nestlé SA, its vice-chairman and a member of its chairman’s and corporate governance committee. He is also a member of the board of directors of the CSD Group, an engineering consultancy enterprise in Switzerland, a member of the advisory board of Sonceboz SA, a producer of electric motors, and a member of the advisory board of Spencer Stuart, Switzerland, an executive search firm. Since 2013, Mr. Koopmann is a member of the board of directors of Economiesuisse.

Jean Lanier
Born 1946 French Citizen
Jean Lanier has been a member of the Board and the Audit Committee since 2005 and a member of the Compensation Committee since 2011. Mr. Lanier has served as the chairman of the Compensation Committee and as a member of the Chairman’s and Governance Committee since the AGM in 2013. His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Lanier will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined him to be independent under the Group’s independence standards.
Mr. Lanier is the former chairman of the managing board and group CEO of Euler Hermes, Paris, and chaired the boards of the principal subsidiaries of the group (1998 to 2004). Prior to that, he was managing director of the Euler Group (1997 to 1998) and COO and managing director of SFAC (1990 to 1997), which became Euler Hermes SFAC. He was managing director of the Pargesa Group based in Paris and Geneva (1988 to 1990) and held the position of President of Lambert Brussells Capital Corporation in New York (1983 to 1989). Mr. Lanier started his career at the Paribas Group in 1970, where he worked until 1983. He held, among others, the functions of senior vice president of the Paribas Group Finance division and senior executive for North America of the Paribas Group in New York. He received a master’s degree in Engineering from the Ecole Centrale des Arts et Manufactures, Paris, in 1969, and a Master of Science in Operations Research and Finance from Cornell University, New York, in 1970.
Mr. Lanier is the chairman of the board of directors for the Swiss Re subsidiaries Swiss RE Europe SA, Swiss RE International SE and Swiss RE Europe Holdings SA and also serves on their respective audit and risk committees. He chairs the board of the foundation La Fondation Internationale de l’Arche and is a member of the board of friends of l’Arche Long Island. Mr. Lanier holds the title of Chevalier de la Légion d’Honneur in France.

Kai S. Nargolwala
Born 1950 Singapore Citizen
Kai S. Nargolwala was elected to the Board at the AGM in 2013 and has since served as a member of the Risk Committee. His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Nargolwala will be proposed for re-election by our shareholders as a member of the Board for a period of one year. He was determined to be not independent at the time of his election at the AGM in 2013 due to his former role on the Executive Board, but was considered independent as of the end of October 2013, after the lapse of the compulsory three-year cooling-off period.
Mr. Nargolwala was a member of the Credit Suisse Executive Board and CEO of the Asia Pacific region from 2008 to 2010 and was non-executive chairman of Credit Suisse’s Asia-Pacific region from 2010 to 2011. From 1999 to 2007, he worked at Standard Chartered Plc., where he was the main board executive director with responsibility for governance in Asia and the group’s global risk and special assets management functions. Prior to that, he spent almost twenty years in a variety of functions at Bank of America, among them the group executive vice president and head of Asia wholesale banking group. He joined Peat Marwick Mitchell & Co. in London after completing his studies, where he worked for six years. Mr. Nargolwala received a BA in Economics from the University of Delhi (1969) and gained a Fellowship (FCA) from the Institute of Chartered Accountants in England and Wales (1974).
Since 2006, Kai S. Nargolwala has been a member of the board of directors (lead independent director since 2009) of Singapore Telecommunications Ltd., Singapore’s largest publicly listed company, and since 2012, a member of the board of directors of Prudential Plc., a global financial services company headquartered in the UK, and a member of the board of directors of PSA International Pte. Ltd. in Singapore, one of the world’s largest port operators. Mr. Nargolwala is chairman of Clifford Capital Pte. Ltd. since 2012, a company supported by the government of Singapore that provides financing of foreign projects for companies in Singapore and chairman of the governing board of the Duke-NUS Graduate Medical School of Singapore. Mr. Nargolwala is a member of the board of directors of the Casino Regulatory Authority in Singapore and, since February 2014, a member of the Singapore Capital Markets Committee of the Monetary Authority of Singapore.

Anton van Rossum
Born 1945 Dutch Citizen
Anton van Rossum has been a member of the Board since 2005 and a member of the Risk Committee since 2008. He served on the Compensation Committee (2005 to 2008). His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. van Rossum will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined him to be independent under the Group’s independence standards.
Mr. van Rossum was CEO of Fortis (2000 to 2004). He was also a member of the board of directors of Fortis and chaired the boards of the principal subsidiaries of the group during this time. Prior to that, Mr. van Rossum worked 28 years with McKinsey and Company, where he led a number of top management consulting assignments, with a focus on the banking and insurance sectors. He was elected principal in 1979 and a director of the firm in 1986. Mr. van Rossum studied Economics and Business Administration at the Erasmus University, Rotterdam, where he obtained a bachelor’s degree in 1965 and a master’s degree in 1969.
Mr. van Rossum is a member of the supervisory board and audit committee of Munich Re AG, an international re-insurance and primary insurance group, and chairs the supervisory board of Royal Vopak NV, Rotterdam, an international oil, chemicals and liquefied natural gas storage group. In addition, he is a member of the board of directors of Solvay SA, Brussels, an international chemicals and plastics company. He also chairs the board of trustees of the Netherlands Economics Institute and is a member of the advisory board of the Solvay Business School, Brussels. Mr. van Rossum was chairman of the supervisory board of Erasmus University, Rotterdam (2005 to 2013).

Richard E. Thornburgh
Born 1952 US Citizen
Richard E. Thornburgh has been a member of the Board and the Risk Committee since 2006 and chairman of the Risk Committee and a member of the Chairman’s and Governance Committee since 2009 and the Audit Committee since 2011. As of 2013, Mr. Thornburgh also serves as a non-executive director of Credit Suisse International and Credit Suisse Securities Europe Limited, two of the Group’s UK subsidiaries. His term as a member of the Board expires at the AGM in 2014. As of that date, Mr. Thornburgh will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined him to be independent under the Group’s independence standards.
Mr. Thornburgh is currently a senior investment professional at Corsair Capital, New York, a private equity investment company, and previously served as vice-chairman of the board. He was the CRO of Credit Suisse Group (2003 to 2004). In 2004, he was appointed executive vice-chairman of Credit Suisse First Boston. He was CFO of Credit Suisse First Boston (2000 to 2002) and vice-chairman of the executive board of Credit Suisse First Boston (1999 to 2002). Mr. Thornburgh was the CFO of Credit Suisse Group (1997 to 1999). He was appointed a member of the Group Executive Board (1997 to 2005). In 1995, Mr. Thornburgh was appointed chief financial and administrative officer and a member of the executive board of Credit Suisse First Boston. He began his investment banking career in New York with The First Boston Corporation, the predecessor firm of Credit Suisse First Boston. Mr. Thornburgh received a BBA from the University of Cincinnati, Ohio, in 1974, as well as an honorary doctorate in 2009, and an MBA from the Harvard Business School, Massachusetts, in 1976.
Mr. Thornburgh is a member of the board of directors, audit committee and strategic committee of Reynolds American Inc., Winston-Salem, and a board of directors, audit committee and financial policy committee member of McGrawHill Financial, Inc. New York, since 2011. Mr. Thornburgh is also a member of the board of directors and lead director and chair of the risk committee for New Star Financial Inc., Massachusetts. Furthermore, he serves on the executive committee of the University of Cincinnati Foundation and the investment committee of the University of Cincinnati.

John Tiner
Born 1957 British Citizen
John Tiner has been a member of the Board and the Audit Committee since the AGM in 2009. He has chaired the Audit Committee and has also been a member of the Chairman’s and Governance and Risk Committees since the AGM in 2011. His term as member of the Board expires at the AGM in 2014. As of that date, Mr. Tiner will be proposed for re-election by our shareholders as a member of the Board for a period of one year. The Board has determined him to be independent under the Group’s independence standards and a financial expert within the meaning of SOX.
From September 2008 until March 2013, Mr. Tiner was CEO of Resolution Operations LLP, a privately owned advisory firm which provided services to Resolution Ltd., a company listed on the London Stock Exchange. Mr. Tiner was previously CEO of the FSA (2003 to 2007). He joined the FSA in 2001 as managing director of the consumer insurance and investment directorate and was a member of the managing board of the Committee of European Insurance and Occupational Pensions Regulators and chairman of the Committee of European Securities Regulators – Standing Committee on Accounting and Auditing. Before joining the FSA, Mr. Tiner was a managing partner at Arthur Andersen, responsible for its worldwide financial services practice. Mr. Tiner received a degree in 1980 as a UK Chartered Accountant from the Institute of Chartered Accountants in England and Wales and is a fellow of the same institute. He was given an honorary Doctor of Letters at his former college, Kingston University, London, in 2010.
Since March 2013, Mr. Tiner has been a member of the board of Resolution Ltd. and, since 2009, he has served as non-executive member of the board of directors of Friends Life Group plc, a UK insurance company. Mr. Tiner is also a member of the advisory board of Corsair Capital, a private equity investment company. Furthermore, since 2008, he serves as a member of the board of trustees of The Urology Foundation. In recognition of his contribution to the financial services industry, Mr. Tiner was awarded the title of Commander of the British Empire (CBE) in 2008.

Honorary Chairman of Credit Suisse Group
Rainer E. Gut
Born 1932
Swiss Citizen
Rainer E. Gut was appointed Honorary Chairman of Credit Suisse Group in 2000, after he retired as Chairman, a position he had held since 1986. Mr. Gut was a member of the board of directors of Nestlé SA, Vevey, from 1981 to 2005, where he was vice-chairman from 1991 to 2000 and chairman from 2000 to 2005.
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
Effective December 31, 2013, Tobias Guldimann stepped down from the Executive Board and his position as Chief Risk Officer (CRO). Effective January 1, 2014, Joachim Oechslin was appointed as CRO and as a member of the Executive Board.
The size of the Executive Board remained stable at nine members throughout 2013.

Members of the Executive Board
	Appointed in	Role
December 31, 2013
Brady W. Dougan, CEO	2003	Group CEO
Gaël de Boissard, Joint Head of Investment Banking and Regional CEO of EMEA	2012	Divisional & Regional Head
Romeo Cerutti, General Counsel	2009	Shared Services Head
Tobias Guldimann, CRO [1]	2004	Shared Services Head
David R. Mathers, CFO and Head of IT and Operations	2010	Shared Services Head
Hans-Ulrich Meister, Joint Head of Private Banking & Wealth Management and Regional CEO of Switzerland	2008	Divisional & Regional Head
Joachim Oechslin, CRO [2]	2013	Shared Services Head
Robert S. Shafir, Joint Head of Private Banking & Wealth Management and Regional CEO of Americas	2007	Divisional & Regional Head
Pamela A. Thomas-Graham, Chief Marketing and Talent Officer and Head of Private Banking & Wealth Management New Markets	2010	Shared Services Head
Eric M. Varvel, Joint Head of Investment Banking and Regional CEO of APAC	2008	Divisional & Regional Head
1 Left the Executive Board effective December 31, 2013.
2 Appointed on June 20, 2013 as a new Executive Board member effective January 1, 2014, succeeding Tobias Guldimann.

Biographies of the Executive Board members
Brady W. Dougan
Born 1959 US Citizen
Brady W. Dougan has held the position of CEO since 2007 and has been a member of the Executive Board since 2003.
Prior to his appointment as CEO of the Group, Mr. Dougan was CEO of the Investment Banking division and CEO of the Americas region. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was Head of the Equities division for five years before he was appointed Global Head of the Securities division in 2001. From 2002 to July 2004, he was co-president of institutional securities at Credit Suisse First Boston, and from 2004 until 2005, he was CEO of Credit Suisse First Boston and, after the merger with Credit Suisse in May 2005, he was CEO of Investment Banking until 2007.
Mr. Dougan received a BA in Economics in 1981 and an MBA in Finance in 1982 from the University of Chicago, Illinois.
Mr. Dougan has been a member of the board of directors of Humacyte Inc., a biotechnology company, since 2005. He has also been a member of the board of trustees of the University of Chicago since January 2013.

Gaël de Boissard
Born 1967 French Citizen
Gaël de Boissard jointly leads the Investment Banking division together with Eric Varvel with responsibility for the Fixed Income business. He is also CEO of the EMEA region. Gaël de Boissard has been a member of the Executive Board since January 2013.
Prior to his appointment to the Executive Board, Mr. de Boissard spent four years as the Co-Head of Global Securities with responsibility for trading and risk management of Fixed Income products and was previously responsible for Global Rates and Foreign Exchange. Mr. de Boissard joined Credit Suisse First Boston in 2001 from JPMorgan Chase, where he worked in a variety of roles in fixed income, having started in the Paris office in 1990.
Mr. de Boissard graduated with a degree in Mathematics and Civil Engineering from the Ecole Polytechnique in Palaiseau, France, and received a degree in Russian from the University of Volgograd.
From 2009 to 2013, Mr. de Boissard chaired the Association of Financial Markets in Europe, an industry organization that engages with policymakers on financial regulation.

Romeo Cerutti
Born 1962 Swiss and Italian Citizen
Romeo Cerutti has been Group General Counsel and a member of the Executive Board since April 2009.
Prior to that, Mr. Cerutti was General Counsel of the Private Banking division from 2006 to 2009 and global Co-Head of Compliance of Credit Suisse from 2008 to 2009. Before joining Credit Suisse, Mr. Cerutti was a partner of the group holding of Lombard Odier Darier Hentsch & Cie, from 2004 to 2006, and head of corporate finance at Lombard Odier Darier Hentsch & Cie from 1999 to 2006. Prior to that position, Mr. Cerutti was in private practice as an attorney-at-law with Homburger Rechtsanwälte in Zurich from 1995 to 1999 and with Latham and Watkins in Los Angeles from 1993 to 1995.
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

Tobias Guldimann
Born 1961 Swiss Citizen
Tobias Guldimann was CRO of Credit Suisse since 2009 and a member of the Executive Board in the role of Group CRO since 2004 until he stepped down effective December 31, 2013.
Mr. Guldimann joined Credit Suisse’s Internal Audit department in 1986 before transferring to Investment Banking in 1990. He later became Head of Derivatives Sales in 1992, Head of Treasury Sales in 1993 and Head of Global Treasury Coordination at Credit Suisse in 1994. In 1997, he became responsible for the management support of the CEO of Credit Suisse First Boston before becoming Deputy CRO of Credit Suisse Group, a function he held from 1998 to 2004. From 2002 to 2004, he also served as Head of Strategic Risk Management at Credit Suisse.
Mr. Guldimann studied Economics at the University of Zurich and received a doctorate from the same university in 1989.
Mr. Guldimann has been a member of the International Financial Risk Institute (IFRI) since 2010 and became a member of the IFRI Executive Committee in 2011. He is also a member of the board of trustees of the Winterthur Art Museum.

David R. Mathers
Born 1965 British Citizen
David Mathers has been CFO of Credit Suisse Group and a member of the Executive Board since October 2010. He is also responsible for the Group’s global IT and Operations functions.
Prior to his appointment as CFO, Mr. Mathers was Head of Finance and COO for Investment Banking in New York and London from 2007 to 2010. In this role, he was responsible for Investment Banking Finance, Operations, Expense Management and Strategy. Mr. Mathers started his career as a research analyst at HSBC James Capel in 1987 and became global head of equity research in 1997. He joined Credit Suisse in 1998, working in a number of senior positions in Credit Suisse’s Equity business, including Director of European Research and Co-Head of European Equities.
Mr. Mathers holds an MA in Natural Sciences from the University of Cambridge, England. Since 2011, he has also served as a member of the Council of the British-Swiss Chamber of Commerce.

Hans-Ulrich Meister
Born 1959 Swiss Citizen
Hans-Ulrich Meister jointly leads the Private Banking & Wealth Management division together with Robert Shafir, with responsibility for the Private Banking business. He is also CEO of the region Switzerland. Mr. Meister has been a member of the Executive Board since September 2008.
Between 2011 and 2012, Mr. Meister served as CEO of Private Banking and from 2008 onward as CEO of the Swiss region, a role he continues to hold. Before joining Credit Suisse in 2008, Mr. Meister spent 25 years with UBS. Among the roles he had were head of corporate banking region Zurich from 1999 to 2002, head of large corporates and multinationals from 2003 to 2005 and head of business banking from 2005 to 2007. From 2002 to 2003, he worked on group projects in the area of wealth management, based in New York. From 2004 to 2007, Mr. Meister was a member of UBS’s group managing board.
Mr. Meister graduated from the University of Applied Sciences in Zurich in 1987, majoring in Economics and Business Administration. In addition, he attended Advanced Management programs at the Wharton School, University of Pennsylvania in 2000 and the Harvard Business School in 2002.
Mr. Meister has been a member of the foundation board of the Swiss Finance Institute since 2008. He has also been a member of the board of directors of the Zurich Chamber of Commerce since 2010. Since 2013, Mr. Meister has served as member of the foundation board of the Zurich Zoo.

Joachim Oechslin
Born 1971 Swiss Citizen
Joachim Oechslin was appointed CRO and a member of the Executive Board of Credit Suisse as of January 1, 2014.
Mr. Oechslin started his professional career in 1998 as a consultant at McKinsey & Company in Zurich. In 2001, he joined Winterthur Life & Pensions and was subsequently appointed CRO (2003) and a member of the executive committee of Winterthur Group (2006). With the sale of Winterthur to AXA in 2006, he took over the position of deputy CRO at AXA in Paris. In September 2007, he joined Munich Re Group in Munich as CRO and remained in that position until joining Credit Suisse in 2014.
Mr. Oechslin holds a master’s degree in Mathematics from the Swiss Federal Institute of Technology in Zurich (1998) and an engineering degree from the Higher Technical Institute in Winterthur (2004).
Mr. Oechslin is a member of the International Financial Risk Institute.

Robert S. Shafir
Born 1958 US Citizen
Robert Shafir jointly leads the Private Banking & Wealth Management division together with Hans-Ulrich Meister, with responsibility for Private Banking & Wealth Management Products. He is also CEO of the Americas region. Mr. Shafir has been a member of the Executive Board since August 2007.
From 2008 until 2012, Mr. Shafir was CEO of Asset Management and also held the position of CEO of the Americas region between 2007 and 2010, reappointed to this role in 2012. Mr. Shafir joined Credit Suisse from Lehman Brothers in 2007, where he worked for 17 years, having served as head of equities and a member of their executive committee. He also held other senior roles, including head of European equities and global head of equities trading, and played a key role in building Lehman’s equities business into a global, institutionally focused franchise. Prior to that, he worked at Morgan Stanley in the preferred stock business within the fixed income division.
Mr. Shafir received a BA in Economics from Lafayette College, Pennsylvania, in 1980, and an MBA from Columbia University, Graduate School of Business, New York, in 1984.
Mr. Shafir is a member of the board of directors of the Cystic Fibrosis Foundation.

Pamela A. Thomas-Graham
Born 1963 US Citizen
Pamela Thomas-Graham is Chief Marketing and Talent Officer and Head of Private Banking & Wealth Management New Markets. She has been a member of the Executive Board since January 2010.
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

Eric M. Varvel
Born 1963 US Citizen
Eric Varvel jointly leads the Investment Banking division together with Gaël de Boissard, with responsibility for the Equities & Investment Banking business. He is also the CEO of the Asia Pacific region. Eric Varvel has been a member of the Executive Board since February 2008.
From 2010 until 2012, Mr. Varvel was CEO of Investment Banking and served as acting CEO from September 2009 until July 2010. From 2008 until 2010, Mr. Varvel was CEO of the EMEA region. Prior to his appointment to the Executive Board in 2008, he was Co-Head of the Global Investment Banking department and Head of the Global Markets Solutions Group in the Investment Banking division of Credit Suisse for over three years, based in New York. Before that, Mr. Varvel spent 15 years in the Asia Pacific region in a variety of senior roles, including Head of Investment Banking and Emerging Markets Coverage for the Asia Pacific region ex-Japan and Head of Fixed Income Sales and Corporate Derivative Sales. During that time, Mr. Varvel was based in Tokyo, Jakarta and Singapore. Mr. Varvel joined Credit Suisse in 1990. Previously, he worked as an analyst for Morgan Stanley in its investment banking department in New York and Tokyo.
Mr. Varvel holds a BA in Business Finance from Brigham Young University, Utah.
Since 2010, Mr. Varvel has been a member of the board of directors of the Qatar Exchange.

Additional information
Changes in control and defense measures
Duty to make an offer
Swiss law provides that anyone who, directly or indirectly or acting in concert with third parties, acquires 331⁄3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company, unless the AoA of the company provides otherwise. Our AoA does not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or FINMA. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the SESTA and the implementing ordinances.

Clauses on changes in control
Subject to certain provisions in the Group’s employee compensation plans, which allow for the Compensation Committee or Board to determine the treatment of outstanding awards for all employees in the case of a change in control, there are no provisions that require the payment of extraordinary benefits in the case of a change in control in the agreements and plans benefiting members of the Board and the Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change in control of the Group.
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

Internal Audit
Our Internal Audit function comprises a team of around 240 professionals, substantially all of whom are directly involved in auditing activities. The Head of Internal Audit, Martyn Scrivens, reports directly to the Audit Committee chairman.
Internal Audit performs an independent and objective assurance function that is designed to add value to our operations. Using a systematic and disciplined approach, the Internal Audit team evaluates and enhances the effectiveness of our risk management, control and governance processes.
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

External auditors
Our statutory auditor is KPMG AG (KPMG), Badenerstrasse 172, 8004 Zurich, Switzerland. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners are Anthony Anzevino, Global Lead Partner (since 2012) and Simon Ryder, Group Engagement Partner (since 2010).
In addition, we have mandated BDO AG, Fabrikstrasse 50, 8031 Zurich, Switzerland, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations, mainly relating to the valuation of companies in consideration of the qualified capital increases involving contributions in kind.
The Audit Committee monitors and pre-approves the fees to be paid to KPMG for its services.

Fees paid to external auditors
	2013	2012	% change
Fees paid to external auditors (CHF million)
Audit services [1]	36.7	39.7	(8)
Audit-related services [2]	6.4	6.5	(2)
Tax services [3]	4.9	5.6	(13)
1
Audit fees include the integrated audit of the Group's consolidated and statutory financial statements, interim reviews and comfort and consent letters. Additionally they include all assurance and attestation services related to the regulatory filings of the Group and its subsidiaries.

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

KPMG attends all meetings of the Audit Committee and reports on the findings of its audit and/or interim review work. The Audit Committee reviews on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the external auditor, subject to shareholder approval as required by Swiss law.
KPMG provides a report as to its independence to the Audit Committee at least once a year. In addition, our policy on the engagement of public accounting firms, which has been approved by the Audit Committee, strives to further ensure an appropriate degree of independence of our external auditor. The policy limits the scope of services that the external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. In accordance with this policy and as in prior years, all KPMG non-audit services provided in 2013 were pre-approved. KPMG is required to report to the Audit Committee periodically regarding the extent of services provided by KPMG and the fees for the services performed to date.

American Depositary Share fees
Fees and charges for holders of ADS
In accordance with the terms of the Deposit Agreement, Deutsche Bank Trust Company Americas, as depositary for the >>>ADS (Depositary), may charge holders of our ADS, either directly or indirectly, fees or charges up to the amounts described below.

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

Amounts paid by the Depositary to the Group
In accordance with the Group’s engagement letter, in 2013 the Depositary made payments to the Group of USD 1.6 million, including for the reimbursement of expenses relating to its American Depositary Receipt (ADR) program. The Depositary has also contractually agreed to provide certain ADR program-related services free of charge.
Under certain circumstances, including removal of the Depositary or termination of the ADR program by the Group, the Group is required to repay certain amounts paid to the Group and to compensate the Depositary for payments made or services provided on behalf of the Group.

Liquidation
Under Swiss law and our AoA, we may be dissolved at any time by a shareholders’ resolution which must be passed by:

– a supermajority of at least three-quarters of the votes cast at the meeting in the event we are to be dissolved by way of liquidation; and
– a supermajority of at least two-thirds of the votes represented and an absolute majority of the par value of the shares represented at the meeting in other events.

Dissolution by court order is possible if we become bankrupt. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid-up par value of shares held.

Compensation

Dear shareholders

During 2013, the Board of Directors, Compensation Committee and management continued to refine and evolve our compensation approach to take into account changes in the environment and the concerns of shareholders.
We believe that the purpose of compensation is to attract, motivate and retain employees who share our values of achieving results with integrity and fairness. We are proactive in adapting our compensation to the changing business and regulatory environment while being mindful of the competitive environment. The new regulatory landscape has a significant influence on our strategy and that of many of our competitors and has increased the challenge of delivering high returns on capital in the banking industry. In that context, we must listen to our shareholders’ concerns and ensure our compensation policy and practices achieve an appropriate balance between the interests of our shareholders and those of our employees.
In addition, we continue to monitor and ensure we comply with new regulations pertaining to compensation, in particular the Swiss Ordinance Against Excessive Compensation and the Capital Requirements Directive IV rules, as well as regulations governing material risk takers and controllers in the UK and the US.

Key developments in 2013
One area we addressed in 2013 relates to the potential dilution to existing shareholders resulting from granting share-based awards as part of variable incentive compensation. To replace a portion of our share-based awards, we have introduced a new deferred compensation award referred to as Contingent Capital Awards (CCA). The CCA have rights and risks similar to the high-trigger capital instruments issued by Credit Suisse in the market (also known as CoCos) and help to strengthen further the regulatory capital base of the Group. However, unlike the instruments issued to the market, the CCA would not convert into equity upon a trigger event, but would be written down to zero. We intend to grant CCA as part of our annual deferred variable compensation awards in the future.
As a consequence of these changes to the variable compensation structure, our deferred compensation awards represent a set of instruments that supports our regulatory capital requirements and is consistent with instruments available to our investors.
In response to the Swiss Ordinance Against Excessive Compensation published in November 2013, while maintaining the advisory vote on overall compensation, we are preparing for the introduction of a binding vote on compensation for members of the Executive Board and Board of Directors at the 2015 Annual General Meeting. As a result, this Compensation Report is structured into three distinct sections, addressing the compensation of Group employees, the Executive Board and the Board of Directors, respectively.

Compensation decisions in 2013
In determining the overall Group variable compensation pools, the Compensation Committee took into consideration the improved financial performance of Credit Suisse in 2013 compared to the prior year, including relative performance compared to peers, as well as qualitative achievements and market compensation trends.
In seeking to achieve the appropriate balance between the interests of our shareholders and those of our employees, the Compensation Committee primarily focuses on economic contribution measured as income before taxes and variable incentive compensation expense, after deducting a charge for capital usage. Therefore, this metric considers the profitability of the Group and the capital utilized to achieve this profitability. The continued management focus on our cost-efficiency programs was evidenced by the 9% decline in total Group compensation and benefits expenses compared to the previous year, with the Group’s overall compensation-to-revenue ratio declining to 44% in 2013, from 52% in 2012. Total compensation awarded for the performance year 2013 declined by 4% compared to 2012, and the Group variable incentive compensation pool for 2013 increased by 5%, reflecting the improved financial performance achieved, with underlying pre-tax income for 2013 increasing by 15%.
Variable incentive compensation awarded to our Executive Board members totaled CHF 47.4 million for performance in 2013, CHF 2.5 million or 5% lower than the CHF 49.9 million awarded in 2012, partly due to the reduction in the number of Executive Board members and resultant reassignment of previously separate executive responsibilities to other Executive Board members. Given the specific achievements related to the attainment of capital targets, improved control and compliance measures and market conditions, the incentive compensation awarded to the Executive Board members was, on average, 17% above the applicable target amounts and 31% below the individual caps.
Compensation to the members of the Board of Directors in 2013 was in line with previous years.

Focus areas in 2014
In terms of Executive Board compensation, we have made refinements to the performance criteria and targets as well as to the vesting period of awards.
For the 2014 performance evaluation, which will be used to determine the amount of incentive compensation, new financial performance criteria, such as wind-down targets for non-strategic positions have been introduced. This reflects the Group’s emphasis on freeing up resources from non-strategic assets to grow our strategic and high-returning businesses. Financial criteria will have a weighting of 60%, whereas non-financial criteria will represent 40% of the overall performance evaluation of all Executive Board members. The non-financial performance component includes pre-specified qualitative criteria, of which 15% will be linked to pre-defined milestones to measure progress in strategy execution, delivery of major projects and infrastructure development. We believe these modifications ensure that our Executive Board members are assessed on a broader range of measures that better reflect the strategy of the Group.
The structure for Executive Board compensation has been slightly amended for 2014. In particular, the vesting period for the deferred short-term share-based awards to Executive Board members has been extended. Under the revised structure, no awards for the performance year 2014 will vest before the third anniversary of the date of grant, and the final vesting of awards will occur five years after the date of grant. In addition, the long-term incentive award will be delivered in a combination of shares and CCA, rather than cash and CCA, in response to shareholder feedback.
The Compensation Committee will continue to ensure full compliance with regulatory requirements as they develop and evolve, and we will monitor market trends to maintain our compensation structure in line with best practice. One particular area of focus for 2014 will be a review of our use of malus and clawback provisions in comparison to industry developments in this area, to further enhance the alignment of compensation with risk and performance. Emphasis will be placed on the time period during which variable compensation may be recovered, in light of emerging regulatory demands to extend this time period significantly beyond the vesting date. We will continue to assess the implications of the Capital Requirements Directive IV and intend to align compensation structures for affected employees in EU locations towards a ratio of 2:1 for variable compared to fixed compensation, in line with market practice.
Finally, the Compensation Committee is satisfied that this Compensation Report reflects the review process and determination of compensation for 2013. This Compensation Report is in line with the specific remuneration disclosure requirements issued by the Swiss Financial Market Supervisory Authority FINMA. The activities of the Compensation Committee were executed in accordance with its mandate under the Credit Suisse Organizational Guidelines and Regulations and the Compensation Committee charter.

Jean Lanier

Chairman of the Compensation Committee

Member of the Board of Directors

April 2014

Group compensation
Compensation policy and objectives
The objectives of the Group’s compensation policy include attracting and retaining employees, and motivating them to achieve results with integrity and fairness. The compensation policy is designed to support a performance culture which fosters teamwork and collaboration. Furthermore, it aims to promote effective risk management practices consistent with the Group’s compliance and control framework. The compensation policy takes into account the capital position and long-term performance of the Group and balances the fixed and variable compensation components to reflect the value and responsibility of the roles that employees perform. The objectives of the compensation policy are framed to achieve an appropriate balance between the interests of employees and shareholders in order to create sustainable value for the Group.
The compensation policy applies to all employees and compensation plans of the Group. It contains a detailed description of the Group’s compensation principles and objectives as well as the compensation programs. It also sets out the standards and processes relating to the development, management, implementation and governance of compensation. The compensation policy adheres to the compensation principles set out by the Group’s regulator in Switzerland, the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA), and the Group’s other main regulators.
The compensation policy is reviewed regularly and endorsed by the independent Compensation Committee. The compensation policy, as well as periodic updates and revisions, is approved by the Board of Directors (Board). The compensation policy is accessible to all employees and is published at www.credit-suisse.com/compensation.

Compensation Committee
The Compensation Committee of the Board (Compensation Committee) is the supervisory and governing body for compensation policy, practices and plans. It is responsible for determining, reviewing and proposing compensation for approval by the Board. The Compensation Committee consists of at least three members of the Board, all of whom must be independent. The current members are Jean Lanier (chairman), Iris Bohnet, Walter B. Kielholz, and Andreas N. Koopmann. The Board has applied the independence criteria of the Swiss Code of Best Practice for Corporate Governance and the rules of the New York Stock Exchange and the Nasdaq Stock Market in determining that all of these individuals are independent.
> Refer to “Independence” in Corporate Governance – Board of Directors for more information on how the Group determines the independence of its Board members.

Advisors to the Compensation Committee
The Compensation Committee is authorized to retain outside consultants, at the Group’s expense, for the purposes of providing guidance to the Compensation Committee as it carries out its responsibilities. Johnson Associates, a compensation consulting firm, assists the Compensation Committee in ensuring that the Group’s compensation program remains competitive, responsive to regulatory developments and in line with the compensation policy. Johnson Associates does not provide any services to the Group other than those it provides to the Compensation Committee. The law firm Nobel & Hug acts as external legal counsel to the Compensation Committee.

Compensation Committee meetings and annual performance review
The Chairman of the Board (Chairman) and the Chief Executive Officer (CEO) may attend the Compensation Committee meetings, and the Compensation Committee chairman determines the attendance of other Executive Board members, senior management, compensation consultants and external legal counsel, as appropriate.
In January of each year, the Compensation Committee meets, with the Chairman present, for the primary purpose of reviewing the performance of the Group, businesses and the respective management teams for the previous year. This provides the basis for a recommendation of the overall compensation pools for the business divisions and shared services functions and the compensation payable to the CEO and other Executive Board members for approval by the Board.
During its annual performance review, the Compensation Committee considers input from the chairmen of the Risk and Audit Committees, who may also attend the Compensation Committee meeting in January. The Risk Committee provides input to the Compensation Committee with respect to risk considerations and the Audit Committee provides input with respect to internal control considerations. The Compensation Committee approves the compensation for the Head of Internal Audit after consulting with the Audit Committee chairman.
The Compensation Committee also considers input from the Group’s internal control functions. Specifically this includes contributions from Risk Management, Legal and Compliance and Internal Audit, regarding control and compliance issues and any breaches of relevant rules and regulations or the Group’s Code of Conduct. The Compensation Committee reviews the impact on the recommended amount of variable compensation of individuals who have been subject to the Group’s disciplinary process.
To meet regulatory guidelines regarding employees engaged in risk-taking activities, the Compensation Committee reviews and approves the compensation for employees identified as >>>Material Risk Takers and Controllers (MRTC) as defined on page 181. The Risk Committee is involved in the review process for MRTC.
During 2013, the Compensation Committee held 12 meetings, with the following focus areas:

– assessing the performance of the Group and determining the divisional compensation pools for recommendation to the Board;
– reviewing the level and composition of compensation for Executive Board members and other senior employees, taking into account the key issues raised by shareholders and emerging best practice among peer companies;

– monitoring global regulatory and market trends with respect to compensation at financial institutions and assessing the obligations imposed by the Swiss Ordinance Against Excessive Compensation;
– introducing a new form of deferred compensation award to address shareholder concerns regarding dilution; and
– further enhancing the compensation process for Covered Employees (which include MRTC as well as certain other employees, as defined below) in line with regulatory guidance.

The Compensation Committee chairman maintains an active dialogue with the Group’s principal regulators about compensation governance and plans. In addition, he engages with shareholders and their representatives regarding the compensation policy and plans.

Approval authority
The approval authorities for setting compensation policy and compensation for different groups of employees are defined in the Group’s Organizational Guidelines and Regulations (OGR) and the Compensation Committee charter (available at www.credit-suisse.com/governance).
Board approval, based on the recommendation of the Compensation Committee, is required to:

– establish or amend the Group’s compensation policy;
– establish or amend the compensation plans;
– determine the variable compensation pools for the Group and divisions;
– determine compensation for the Executive Board members, including the CEO; and
– determine compensation of the Board, including the Chairman.

Compensation Committee approval is required for compensation decisions with respect to:

– the head of Internal Audit (in consultation with the Audit Committee chairman);
– MRTC; and
– other selected members of management.

Impact of regulation on compensation
Many of the Group’s regulators, including FINMA, focus on compensation. The requirements of FINMA are set out in FINMA’s Circular on Remuneration Schemes (Circular). The requirements of this Circular apply to the Group globally, while the requirements of other regulators generally only apply in respect of operations in the relevant jurisdictions. Several regulators, including those in the US, the EU and the UK, impose requirements that differ from, or supplement, the FINMA requirements. Therefore, the Group’s plans comply globally with the Circular and, to the extent local requirements differ from or supplement those standards, local plans are adapted accordingly. This generally results in additional terms, conditions and processes being implemented in the relevant locations.
The Compensation Committee is assessing the implications of the Capital Requirements Directive (CRD) IV and intends to align compensation structures for affected employees in EU locations towards a ratio of 2:1 for variable compared to fixed compensation, in line with market practice.

Determination of variable compensation pools
In determining the variable compensation pools (pools) the Compensation Committee aims to balance the distribution of the Group’s profits between shareholders and employees. For this purpose, the Compensation Committee uses a measure of economic contribution to assess profitability. Economic contribution is measured at both the Group and divisional levels as underlying income before taxes and variable incentive compensation expense, after deducting a capital usage charge that is calculated based on allocated capital, which is defined as 10% of average >>>Basel III >>>risk-weighted assets. This measure of economic contribution considers the profitability of the Group and the capital utilized to achieve this profitability. The Compensation Committee intends to achieve an equal distribution of economic contribution between employees and shareholders over the longer-term, subject to Group performance and market conditions.
The performance-based pools are determined on an annual basis, and accruals for the divisional and Group-wide pools are made throughout the year. The Compensation Committee regularly reviews the accruals and related financial information and applies its discretion to make adjustments to ensure that the overall size of the pools is consistent with the Group’s compensation objectives.
As in the case for the Group, the primary measure of performance for determining the pools of the business divisions is divisional economic contribution. The methodology to determine the divisional pools also takes into account divisional key performance indicators (KPIs) and certain non-financial criteria, including risk control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment.
The total amount of the Shared Services pool is determined based on Group-wide financial performance, measured in the form of Group economic contribution and qualitative measures and is not linked to the performance of the particular divisions that the Shared Services employees support. Therefore, Shared Services employees, including those performing control functions, are remunerated independently from the performance of the businesses they oversee and support. As with the business divisions, risk, control, compliance and ethical considerations and relative performance compared to peers, as well as the market and regulatory environment, are taken into account. After the pool has been determined for the Shared Services functions, a deduction is applied to the pool of each business division, following a consistent allocation approach, to fund the pool for the employees of the Shared Services functions.
Once the pools have been set at the Group and divisional levels, each business division allocates its pool to its business areas, based on the same or similar factors as used to determine the divisional pool. Capital usage and risk are factored into the pools as they are allocated within business areas. Through this process, business area managers recognize that capital usage is a significant factor in determining the pool for the business area under their responsibility. The pools are allocated to line managers who award variable compensation to employees based on individual and business area performance, subject to the constraints of the pool size. The Shared Services pool is allocated to the various functions within Shared Services based on factors such as the achievement of performance objectives, compliance with policies and regulations, and market conditions.

Competitive benchmarking
The assessment of the economic and competitive environment is another important element of the compensation process as the Group strives for market-informed, competitive compensation levels. Internal expertise and the services of compensation consulting firms are used to benchmark compensation levels against relevant peers, taking into account geographical variations. The peer groups and relevant metrics used are reviewed annually in April by the Compensation Committee and tracked throughout the year.
The peer groups used in 2013 for the Group and the divisions are shown in the following table, along with the specific performance criteria used for assessing relative performance. Most of these peer companies mention Credit Suisse as one of their peers for the purposes of compensation benchmarking.

2013 peer groups and performance criteria1
Credit Suisse Group
Peer group	Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS
Performance criteria
Profitability and efficiency	Return on equity, pre-tax income margin and compensation/revenue ratio
Growth	Earnings per share growth, net revenue growth, net new assets growth and total assets under management growth
Capital and risk	Tier 1 ratio, Look-through CET1 ratio, leverage ratio, Value-at-Risk and risk-weighted assets development
Shareholder satisfaction	Total shareholder return over one year, total shareholder return over two years and book value per share growth
Private Banking & Wealth Management
Peer group	Allianz, Barclays, BlackRock, Deutsche Bank, Goldman Sachs, HSBC, Julius Bär Group, JPMorgan Chase, Morgan Stanley and UBS
Performance criteria
Profitability and efficiency	Pre-tax income margin, pre-tax income on assets under management and gross margin
Growth	Net revenue growth, pre-tax income growth and net new assets growth
Investment Banking
Peer group	Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JPMorgan Chase, Morgan Stanley and UBS
Performance criteria
Profitability and efficiency	Pre-tax return on economic risk capital, pre-tax income margin and compensation/revenue ratio
Growth	Net revenue growth and pre-tax income growth
Capital and risk	Net revenue/Value-at-Risk
1 The peer groups and performance criteria were reviewed and reaffirmed by the Compensation Committee in April 2013.

Focus on risk and control
Risk and control considerations are an integral part of the performance assessment and compensation processes. This ensures that the Group’s approach to compensation includes a focus on risk and internal control matters and discourages excessive risk taking.

Role of control functions
In addition to the annual performance assessment conducted by their line managers, employees who have breached any of the Group’s policies or procedures are subject to a review process by the Group’s control functions, which impacts decisions about individual variable compensation awards. The control functions are independent from the businesses and include Legal and Compliance, Risk Management, Finance, Human Resources and Internal Audit. Regional disciplinary review committees assess the input of the Group’s control functions and make recommendations on disciplinary measures, as necessary. Such measures can include the reduction or elimination of the employee’s variable compensation award for the current year and deferred compensation awards from prior years. The Board’s Audit and Risk Committees are periodically provided with information on the disciplinary cases and may give directional input regarding the appropriateness of disciplinary outcomes. The results of the disciplinary review committees’ assessment and any disciplinary measures are communicated to the Compensation Committee, together with details of any impact on variable compensation.

Material Risk Takers and Controllers
MRTC include employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group’s risk profile. The criteria for classifying individuals as MRTC for the Group are approved by the Board upon recommendation by the Compensation and Risk Committees.
Employees meeting one or more of the following criteria are identified as MRTC:

– members of the Executive Board;
– employees who report directly to a member of the Executive Board: i) in the business divisions, these include employees responsible for managing significant lines of business of the Group and members of divisional management committees; and ii) in the Shared Services functions of Internal Audit, Finance, Risk Management, Legal and Compliance and Talent, Branding and Communications, these include senior control personnel who are responsible for monitoring individuals or groups of individuals who manage material amounts of risk for the Group;
– employees, either individually or as part of a group, with the ability to put material amounts of the Group’s capital at risk. These include traders, and others who are authorized to manage, supervise or approve risk exposure that could have a material or significant effect on the Group’s financial results;
– the top 150 paid employees across the Group (based on total compensation), regardless of seniority or function;
– employees, who based on the significance of their functions in the UK and the potential impact of their risk-taking activities on the UK entities meet the definition of the Group’s UK regulator, the Prudential Regulation Authority (PRA), of “UK Code Staff”; and
– other individuals, whose roles, individually or as part of a group, have been identified as having a potential impact on market, reputational or operational risk of the Group.

Compensation process for MRTC
MRTC are subject to heightened levels of scrutiny over their performance and compensation. Managers of MRTC are required to incorporate risk considerations in their performance evaluations. This includes specifying the types of risk applicable to the individual employee when reviewing performance. The types of risk considered vary by role and include reputational, credit, market, operational, liquidity, legal and compliance risks. Risk is assessed in the context of both realized and potential risk outcomes.

Covered Employees
In response to requirements of the US Federal Reserve, the Group has identified two additional groups of US-based employees, who are also subject to the compensation processes that apply for MRTC. The broader group is collectively known as Covered Employees, and is comprised of:

– MRTC;
– all US-based revenue producers in Investment Banking; and
– all branch managers of the US Wealth Management Clients business within the Private Banking & Wealth Management division.

Malus and performance-based clawback provisions
All deferred compensation awards contain provisions that enable the Group to reduce or cancel the awards of employees whose individual behavior has had a materially detrimental impact on the Group.
Additional provisions apply to Covered Employees that can be triggered in cases where the behavior or performance of the individual causes, or could cause:

– a material downturn in the financial performance or regulatory capital base of the Group, or any of its divisions or regions;
– a material failure of risk management, reputational harm, or other similar events; or
– a combination of the above, as determined by the Board at its sole discretion.

Performance share awards contain further clawback provisions that enable a downward adjustment or cancellation of the full balance of deferred awards, in the event of future negative business performance.
> Refer to “Compensation design” for further information on deferred compensation.
> Refer to “Performance share awards” for details of these awards and the performance-based clawback provisions and to the table “Potential downward adjustments of performance share and STI awards” for specific downward adjustments that may be applied.

Compensation design
The Group’s total compensation approach comprises fixed and variable compensation. Fixed compensation includes base salary, which reflects seniority, experience, skills and market practice. Variable compensation is awarded annually and is dependent on Group, divisional and individual performance. The percentage mix between fixed and variable compensation varies according to the employee’s seniority, business and location.
Variable compensation for 2013 was awarded primarily in the form of unrestricted cash, share-based awards and Contingent Capital Awards (CCA). Share-based awards and CCA are deferred variable compensation instruments that vest after the grant date over different time periods, depending on the award, and as described further below.

Base salaries
All employees are paid a base salary. Salary levels are based on the skills, qualifications and relevant experience of the individual, the responsibilities required by the role and external market factors.

Variable compensation and deferral rates
For 2013, variable compensation was paid in unrestricted cash unless the total compensation awarded to an employee for 2013 was more than or equal to CHF 250,000 (or USD 250,000 or the local currency equivalent), in which case a portion was paid in unrestricted cash and the balance was deferred, vesting at a later date. The deferred portion was defined by a deferral table whereby the portion of deferred compensation increased with higher levels of total compensation. The deferral portion for 2013 ranged from 17.5% to 90% of variable compensation, unchanged from 2012, and the amount of variable compensation paid as unrestricted cash for 2013 was capped at CHF 2 million (or USD 2 million or the local currency equivalent) per employee. For 2013, 41,723 employees received variable compensation, representing 91% of total employees, of which 503 were classified as MRTC.
> Refer to “Number of employees awarded variable and other compensation” for further information.

Unrestricted cash
Generally, employees receive the cash portion of their variable compensation as unrestricted cash at a regular payroll settlement date close to the grant date.

Blocked share awards
To comply with EU requirements, employees who hold key roles in respect of certain Group subsidiaries in the EU receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them as unrestricted cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for six months to three years from the date of grant, depending on location.

Deferred variable compensation instruments
Share awards
Each share award entitles the holder of the award to receive one Group share at the delivery date. Share awards are designed to align the interests of employees and shareholders, as well as comply with the expectations of regulators that a substantial portion of variable compensation should be granted in this form.
Share awards vest over three years with one third of the award vesting on each of the three anniversaries of the grant date (ratable vesting), subject to malus provisions. The number of share awards granted was determined by dividing the value of the deferred component of the variable compensation to be granted as share awards by the average share price over the twelve business days ending on January 15, 2014. The final value of the share awards is solely dependent on the share price at the time of delivery. Share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. A total of 7,563 employees received share awards for 2013.

Performance share awards
Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards, including those awarded in prior years, are subject to explicit performance-related clawback provisions. For employees in the business divisions the clawback provision is a negative adjustment in the event of a divisional loss or a negative return on equity (ROE) of the Group, whichever results in a larger clawback. For employees in Shared Services, the negative adjustment only applies in the event of a negative ROE of the Group, and is not linked to the performance of the divisions. The basis for the ROE calculation may vary from year to year, depending on the Compensation Committee’s determination for the year in which the performance shares are granted. Performance shares awarded for 2013 were based on ROE calculated on an underlying basis.
> Refer to “Underlying results” in Executive Board compensation for reconciliation between reported and underlying results.

The amount of the potential negative adjustment for loss at the divisional level, which is applicable to all outstanding performance share awards (including the short term incentive (STI) awards of Executive Board members who lead business divisions), is shown in the following table.

Potential downward adjustments of performance share and STI awards
Downward adjustment if division incurs a loss
Division pre-tax loss (in CHF billion)	Adjustment on award balance (in %)
(1.00)	(15%)
(2.00)	(30%)
(3.00)	(45%)
(4.00)	(60%)
(5.00)	(75%)
(6.00)	(90%)
(6.67)	(100%)

As in the case of share awards, performance share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. A total of 1,691 employees received performance share awards for 2013. Managing directors and almost all employees classified as MRTC received at least 50% of their deferred variable compensation in the form of performance share awards.

Contingent Capital Awards (CCA)
CCA are a new form of deferred award that were granted as part of 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market, such as the high-trigger contingent capital instruments referred to as contingent convertible instruments (CoCos). CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.75% per annum over the six-month Swiss franc >>>London Interbank Offered Rate (LIBOR) or 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US dollar-denominated awards, respectively, until settlement. This rate was set in line with market conditions at the time of grant and with existing high-trigger and low-trigger contingent capital instruments that the Group has issued. CCA are not traded in the debt markets. Employees who received compensation in Swiss francs could elect to receive CCA denominated in Swiss francs or US dollars, and all other employees received CCA denominated in US dollars.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from grant. However, because CCA qualify as additional tier 1 capital of the Group, the timing and form of distribution upon settlement is subject to approval by FINMA. At settlement, employees will receive either a contingent capital instrument or a cash payment based on the >>>fair value of the CCA. The fair value will be determined by the Group. In the case of a cash settlement, the CCA award currency denomination will be converted into the local currency of each respective employee. The Group intends in future years to continue to grant CCA as one of its annual deferred variable compensation awards.
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written-down to zero and canceled if any of the following trigger events were to occur:

– the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
– FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.

These terms are similar to those of the outstanding tier 1 high-trigger capital instruments that the Group has issued since 2011. However, unlike the Group’s outstanding tier 1 high-trigger instruments, the CCA would not convert into common equity, but would be written down to zero upon a trigger event.
CCA will be utilized to align compensation with the maintenance of strong capital ratios, provide additional tier 1 capital, and reduce dilution to existing share capital that would otherwise be incurred with the issuance of share-based deferred compensation awards.
The total CCA awarded had a fair value of CHF 391 million and a total of 5,679 employees received CCA for 2013.

Other awards
The Group may employ other long-term incentive (LTI) compensation plans or programs to facilitate competitive hiring practices and to support the retention of talent. These variations from the standard approach apply to a small population of employees where specific circumstances justify special compensation arrangements.
For 2013, this applied to approximately 345 employees, including certain employees engaged in the Investment Banking and Private Banking & Wealth Management divisions, and in the Credit Suisse Hedging-Griffo Investimentos S.A. subsidiary. All variations from the standard approach must be approved by the Compensation Committee.
The Group also pays commissions to employees operating in specific areas of the business, in line with market practice. These commissions are calculated based on formulas, and are reviewed regularly to ensure that they remain at competitive levels.

Limitations on share-based awards
The Group prohibits employees from entering into transactions to hedge the value of outstanding share-based awards. Employee pledging of unvested share-based awards is also prohibited, except with the express approval of the Compensation Committee. The Group applies minimum share ownership requirements for members of the divisional and regional management committees as follows:

– Executives responsible for Private Banking & Wealth Management and Investment Banking: 50,000 shares; and
– Executives responsible for Shared Services functions: 20,000 shares.

> Refer to “Minimum share ownership requirements” in Executive Board compensation for further information on minimum share ownership requirements for Executive Board members.

Total compensation awarded
The following table shows the value of total compensation awarded to employees for 2013 and 2012.

Total compensation awarded
For	2013					2012					[1]
	Unrestricted		Deferred	Total		Unrestricted		Deferred		Total
Fixed compensation (CHF million)
Salaries	5,525		–	5,525		6,063		–		6,063
Social security	778		–	778		769		–		769
Other	800	[2]	–	800		837	[2]	–		837
Total fixed compensation	7,103		–	7,103		7,669		–		7,669
Variable incentive compensation (CHF million)
Unrestricted cash	1,570		–	1,570		1,202		–		1,202
Share awards	18		827	845		6		950	[3]	956
Performance share awards	–		663	663		–		660		660
Contingent Capital Awards	–		391	391		–		–		–
Plus Bond awards	–		–	–		–		187		187
Restricted Cash Awards	–		–	–		–		299		299
Other cash awards	–		142	142		–		119		119
Total variable incentive compensation	1,588		2,023	3,611		1,208		2,215		3,423
Other variable compensation (CHF million)
Cash severance awards	113		–	113		251		–		251
Sign-on awards	18		62	80		10		79		89
Cash-based commissions	198		–	198		157		–		157
Total other variable compensation	329		62	391		418		79		497
Total compensation awarded (CHF million)
Total compensation awarded	9,020		2,085	11,105		9,295		2,294		11,589
of which guaranteed bonuses	–		–	55	[4]	–		–		69	[4]
1 Represents awards made in 2012, not adjusted for discontinued operations.
2 Includes pension and other post-retirement expense of CHF 490 million and CHF 532 million in 2013 and 2012, respectively.
3
Includes the notional value of CHF 38 million of share awards that was reallocated to Plus Bond awards as a part of the voluntary employee reallocation offer that took place subsequent to the grant date.

4 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

Total compensation awarded for 2013 was CHF 11.1 billion, down 4% compared to 2012, with headcount levels decreasing 3% and total compensation awarded per capita decreasing 1%. Total variable incentive compensation awarded for 2013 was CHF 3.6 billion, higher by 5% compared to 2012, reflecting the improved performance of the Group in 2013. Of the total variable incentive compensation awarded across the Group for 2013, 56% was deferred and subject to future service, performance, market and clawback criteria.
Cash severance awards relating to terminations of employment of CHF 255 million and CHF 215 million were paid in 2013 and 2012 to 2,141 and 3,065 employees, respectively. Sign-on awards of CHF 18 million and CHF 10 million were paid to 83 and 159 employees in 2013 and 2012, respectively.

Number of employees awarded variable and other compensation
	MRTC	[1]	Other employees	2013 Total		MRTC	[1]	Other employees	2012 Total
Number of employees awarded variable compensation
Variable compensation	503		41,220	41,723		523		41,959	42,482
of which unrestricted cash	503		41,220	41,723		235		39,935	40,170
of which share awards	486		7,077	7,563		508		7,084	7,592
of which performance share awards	461		1,230	1,691		481		1,234	1,715
of which Contingent Capital Awards	470		5,209	5,679		–		–	–
of which Plus Bond awards	–		–	–		298		1,976	2,274
of which Restricted Cash Awards	–		–	–		285		1,976	2,261
or which other cash awards	62		283	345		41		48	89
Number of employees awarded other variable compensation
Cash severance awards	3		2,138	2,141	[2]	9		3,056	3,065	[2]
Sign-on awards	6		166	172		6		190	196
Cash-based commissions	0		369	369		0		370	370
Guaranteed bonuses	9		132	141		5		200	205
1
Excludes individuals who may have been classified as MRTC according to regulatory requirements of jurisdictions outside of Switzerland, particularly US-based revenue producers in Investment Banking and branch managers of the US Wealth Management Clients business within the Private Banking & Wealth Management division, who were classified as covered employees by the US Federal Reserve, and UK Code Staff.

2 Includes employees who received cash severance awards for termination of employment as of December 31, 2013 and 2012.

Compensation awarded to Material Risk Takers and Controllers (MRTC)
The 503 employees classified as MRTC were awarded total compensation of CHF 1,355 million for 2013 and total variable incentive compensation of CHF 1,102 million for 2013, of which CHF 964 million, or 87%, was deferred. MRTC received 50% of their deferred compensation for 2013 in the form of performance share awards, which are subject to clawback provisions.

Compensation awarded to Material Risk Takers and Controllers (MRTC)
For	Unrestricted	Deferred	2013 Total	Unrestricted	Deferred	2012 Total
Fixed compensation (CHF million)
Total fixed compensation	247	–	247	275	–	275
Variable incentive compensation (CHF million)
Unrestricted cash	138	–	138	77	–	77
Share awards	–	255	255	–	313	313
Performance share awards	–	407	407	–	404	404
Contingent Capital Awards	–	177	177	–	–	–
Plus Bond awards	–	–	–	–	107	107
Restricted Cash Awards	–	–	–	–	57	57
Other cash awards	–	125	125	2	33	35
Total variable incentive compensation	138	964	1,102	79	914	993
Other variable compensation (CHF million)
Cash severance awards	1	–	1	5	–	5
Sign-on awards	0	5	5	0	9	9
Cash-based commissions	0	–	0	0	–	0
Total other variable compensation	1	5	6	5	9	14
Total compensation (CHF million)
Total compensation	386	969	1,355	359	923	1,282
of which guaranteed bonuses [1]	3	11	14	1	4	5
1 Guaranteed bonuses may be awarded as variable incentive compensation or sign-on awards.

Group compensation and benefits expense
Compensation and benefits expenses recognized in the current year income statement include salaries, variable compensation, benefits and employer taxes on compensation. Variable compensation expense mainly reflects the unrestricted cash compensation for the current year, amortization of deferred compensation awards granted in prior years, and severance, sign-on and commission payments. Deferred variable compensation granted for the current year is expensed in future periods during which it is subject to future service, performance, market and clawback criteria and other restrictive covenants.
In 2013, total compensation and benefits expenses decreased 9% compared to 2012, primarily due to lower variable compensation expense, related to lower amortization expense from deferred compensation awards granted in prior years, and lower salary expense, reflecting the reduction of headcount during the year.

Group compensation and benefits expense
in	2013						2012
December 31	Current compen- sation		Deferred compen- sation		Total		Current compen- sation		Deferred compen- sation		Total
Fixed compensation expense (CHF million)
Salaries	5,525		–		5,525		5,923		–		5,923
Social security [1]	778		–		778		769		–		769
Other	800	[2]	–		800		817	[2]	–		817
Total fixed compensation expense	7,103		–		7,103		7,509		–		7,509
Variable incentive compensation expense (CHF million)
Unrestricted cash	1,570		–		1,570		1,202		–		1,202
Share awards	18		814	[3]	832		6		786	[3]	792
Performance share awards	–		590		590		–		366		366
Plus Bond awards [4]			37		37		187		–		187
2011 Partner Asset Facility awards [5]	–		77		77		–		677		677
Adjustable Performance Plan share awards	–		31		31		–		74		74
Adjustable Performance Plan cash awards	–		4		4		–		286		286
Restricted Cash Awards	–		145		145		–		165		165
Scaled Incentive Share Units	–		41		41		–		97		97
Incentive Share Units [6]	–		(3)		(3)		–		62		62
2008 Partner Asset Facility awards [5]	–		93		93		–		173		173
Other cash awards	–		434		434		–		362		362
Discontinued operations	(6)		(21)		(27)		(44)		(23)		(67)
Total variable incentive compensation expense	1,582		2,242		3,824		1,351		3,025		4,376
Other variable compensation expense (CHF million)
Severance payments	113		–		113		251		–		251
Sign-on payments	18		–		18		10		–		10
Commissions	198		–		198		157		–		157
Total other variable compensation expense	329		–		329		418		–		418
Total compensation expense (CHF million)
Total compensation expense	9,014		2,242		11,256	[7]	9,278		3,025		12,303	[7]
1 Represents the Group's portion of employees' mandatory social security.
2 Includes pension and other post-retirement expense of CHF 490 million and CHF 532 million in 2013 and 2012, respectively.
3 Includes CHF 23 million and CHF 32 million of compensation expense associated with other share awards granted in 2013 and 2012, respectively.
4
The Plus Bond awards granted to Investment Banking employees were fully vested and expensed on December 31, 2012. The Plus Bond awards provided to certain employees outside the Investment Banking division through a voluntary reallocation offer will vest on the third anniversary of the grant date in 2016 and will be expensed over the vesting period. Changes in the underlying fair value of the instruments may have an impact on deferred compensation expense in future periods.

5 Includes the change in the underlying fair value of the indexed assets during the period.
6 Includes forfeitures.
7 Includes severance and other compensation expense relating to headcount reductions of CHF 218 million and CHF 456 million in 2013 and 2012, respectively.

Group estimated unrecognized compensation expense
The following table shows the estimated compensation expense that has not yet been recognized through the income statement for deferred compensation awards granted for 2013 and prior years that were outstanding as of December 31, 2013, with comparative information for 2012. These estimates were based on the fair value of each award on the grant date, taking into account the current estimated outcome of relevant performance criteria and estimated future forfeitures. No estimate has been included for future mark-to-market adjustments.

Group estimated unrecognized compensation expense
in	Deferred compensation			2013	Deferred compensation			2012
	For 2013	For prior-year awards		Total	For 2012	For prior-year awards		Total
Estimated unrecognized compensation expense (CHF million)
Share awards	823	804	[1]	1,627	935	706	[1]	1,641
Performance share awards	660	221		881	677	161		838
Contingent Capital Awards	433	–		433	–	–		–
Plus Bond awards [2]	–	18		18	37	–		37
Adjustable Performance Plan share awards	–	11		11	–	42		42
Adjustable Performance Plan cash awards	–	13		13	–	54		54
Restricted Cash Awards	–	136		136	299	–		299
Scaled Incentive Share Units	–	–		–	–	73		73
Other cash awards	136	111		247	118	72		190
Estimated unrecognized compensation expense	2,052	1,314		3,366	2,066	1,108		3,174
1
Includes CHF 39 million and CHF 47 million of estimated unrecognized compensation expense associated with other share awards granted to new employees in 2013 and 2012, respectively, not related to prior years.

2 Represents share awards reallocated to Plus Bond awards through the employee voluntary reallocation offer, with vesting in 2016, after consideration of estimated future forfeitures.

> Refer to “Discontinued compensation plans” for descriptions of the awards granted in years prior to 2013 on page 203.

Impact of share-based compensation on shareholders’ equity
In general, the income statement expense recognition of share-based awards on a pre-tax basis has a neutral impact on shareholders’ equity because the reduction to shareholders’ equity from the expense recognition is offset by the obligation to deliver shares, which is recognized as an increase to equity by a corresponding amount. Shareholders’ equity includes, as additional paid-in capital, the tax benefits associated with the expensing and subsequent settlement of share-based awards.
Prior to 2011, the Group covered its share delivery obligations to employees primarily by purchasing shares in the market. When the Group purchases shares from the market to meet its obligation to employees, these purchased treasury shares reduce equity by the amount of the purchase price.
The practice of purchasing shares in the market was suspended in 2011 while the Group focused on meeting the increased regulatory capital requirements under the Basel III framework and the Swiss >>>“Too Big to Fail” legislation and regulations. Beginning in 2011, the Group started issuing new shares from conditional capital to settle outstanding share-based awards and in 2013 it issued 37.8 million shares to meet its share delivery obligations. With the attainment of its capital targets, the Group resumed in the second half of 2013 its policy of acquiring a portion of the necessary shares in the market. The Group envisages that the majority of such future obligations will be met through acquisitions in the market.

Share-based awards outstanding
At the end of 2013, there were 134.7 million share-based awards outstanding, including 72.9 million share awards, 41.4 million performance share awards, and 14.5 million Adjustable Performance Plan awards. The remaining balance consisted of other awards relating to prior years that are no longer part of current compensation plans.
The number of shares issued as of the end of 2013 was 1,596 million. Additionally, the Group had 550 million shares available to support contingent capital instruments, including 499 million shares relating to certain contingent capital notes convertible into equity that have already issued in the market. These instruments increase loss-absorbing regulatory capital without diluting shareholders’ equity at the time of their issuance. The number of outstanding share-based awards represented 6.3% of shares both issued and potentially issuable in respect of contingent capital instruments as of the end of 2013. The Group intends to continue to use CCA in future years as part of its compensation program, partly in lieu of share-based awards. Over the next three years, this is expected to reduce the number of outstanding share-based awards. The extent of this reduction will depend on the size of future variable compensation pools, the amount of deferral and other key assumptions including the share price. However, the

Group’s intention is to decrease the number of outstanding share-based awards to approximately 5% of shares issued and potentially issuable over the long term.

Subsequent activity
In early 2014, the Group granted approximately 30.2 million new share awards and 24.2 million new performance share awards with respect to performance in 2013. In lieu of granting additional share awards in 2014, the Group awarded CHF 391 million of deferred variable compensation in the form of CCA (equivalent to approximately 13.6 million share-based awards, had they been granted).
In the first half of 2014, the Group plans to settle 54.5 million deferred awards from prior years, including 26.8 million share awards, 15.9 million performance share awards, 7.2 million Adjustable Performance Plan share awards, and 4.6 million other awards. The Group plans to meet this delivery obligation through market purchases and share issuances, including the issuance of 11 million shares from current conditional capital. At the Annual General Meeting (AGM) on May 9, 2014, the Board will propose to increase conditional capital by 30 million shares. It is the Group’s intention that the newly created conditional capital should only be used to support the equity position of the Group in the event that the Look-through CET1 ratio appears likely to fall short of the Basel III capital requirements as implemented by the “Swiss Too Big to Fail” legislation.
> Refer to “Look-through CET1 ratio” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital metrics under Basel III for more information.

Value changes of outstanding deferred awards
Employees experience changes to the value of their deferred compensation awards during the vesting period due to both implicit and explicit value changes. Implicit value changes primarily reflect market driven effects, such as changes in the Group share price, changes in the value of the underlying 2008 Partner Asset Facility (PAF), 2011 Partner Asset Facility (PAF2) and Plus Bond assets or foreign exchange rate movements. Explicit value changes reflect risk adjustments triggered by clawback provisions related to negative performance in the performance share awards, positive or negative performance for the Adjustable Performance Plan share awards or the malus provisions in all deferred awards. The final value of an award will only be determined at settlement.
> Refer to “Discontinued compensation plans” for further information on PAF, PAF2, Plus Bond and Adjustable Performance Plan awards.

The following table provides a comparison of the fair values of outstanding deferred compensation awards at the end of 2012 and 2013, respectively, indicating the value of changes due to implicit and explicit adjustments. For 2013, the change in fair value for all outstanding deferred compensation awards was primarily due to implicit adjustments driven by changes in the Group share price, foreign exchange rate movements and changes in the value of the underlying PAF and PAF2 assets during the period.

Fair value of outstanding deferred compensation awards
		Change in value
in / end	2012	Implicit	Explicit	2013
Share-based awards (CHF per unit)
Scaled Incentive Share Units granted for 2009	22.3	5.0	0.0	27.3
Share awards granted for 2010 [1]	22.3	5.0	0.0	27.3
Share awards granted for 2011 [2]	22.3	5.0	0.0	27.3
Share awards granted for 2012 [3]	24.6	2.7	0.0	27.3
Performance share awards granted for 2011 [2]	22.3	5.0	0.0	27.3
Performance share awards granted for 2012 [3]	24.6	2.7	0.0	27.3
Adjustable Performance Plan share awards	23.3	5.0	1.9	30.2
Cash-based awards (CHF per unit)
2008 Partner Asset Facility awards (PAF)	1.80	0.21	0.00	2.01
Adjustable Performance Plan cash awards granted for 2010	1.06	(0.09)	0.08	1.05
2011 Partner Asset Facility awards (PAF2)	0.90	(0.05)	0.00	0.85
Plus Bond awards granted for 2012	1.00	0.02	0.00	1.02
1 Represents awards granted in January 2011 for 2010.
2 Represents awards granted in January 2012 for 2011.
3 Represents awards granted in January 2013 for 2012.

Executive Board compensation
Governance
Compensation payable to the Executive Board members, including the CEO, is approved by the Board upon recommendation by the Compensation Committee. In determining its recommendation to the Board, the Compensation Committee assesses the performance of the Executive Board members and the CEO based on actual performance compared to pre-defined individual objectives and targets.

Basis of determining compensation for Executive Board members
For 2013, the Compensation Committee defined individual target levels of incentive compensation, expressed as a multiple of base salary, and individual caps limiting the total amount of compensation that can be awarded. The Compensation Committee also established quantitative and qualitative performance criteria for each Executive Board member, including the CEO, which were published in the 2012 Compensation Report.
In determining the compensation targets and caps, competitive market levels of compensation for each individual role, with reference to a group of peers, were taken into account. The market data on executive compensation levels was provided to the Compensation Committee by its compensation advisor, Johnson Associates.
> Refer to “Competitive benchmarking” in Group compensation for a list of peer groups.

The criteria used to assess the individual performance of the Executive Board members consist of pre-defined objective financial measures consistent with the Group’s KPIs, as well as qualitative factors. The Compensation Committee has discretion to recommend to the Board that the incentive awards resulting from this performance assessment be adjusted by a factor of up to plus or minus 20%. The Board is committed to aligning incentive compensation with challenging performance criteria, and this element of flexibility enables the Board to determine the final individual awards after taking into account prevailing market conditions. This discretion is limited by the individual cap levels described above, and total Executive Board incentive compensation is also subject to the overall cap of 2.5% of Group underlying net income.

Performance evaluation for 2013
In January 2014, the Compensation Committee completed its performance evaluation for the 2013 financial year for the Group and the individual assessments of the Executive Board members. The Compensation Committee compared the outcome of the financial measurements to the pre-defined targets for 2013 as set out in the 2012 Compensation Report and considered the qualitative assessment of each Executive Board member. This qualitative assessment took into account financial performance in areas that did not specifically form part of the pre-defined quantitative financial targets, as well as non-financial elements of performance at the Group and divisional levels.

Group performance evaluation
For 2013, the Compensation Committee considered that underlying results would be the most appropriate reflection of the Group’s operating results. Therefore, the underlying results were selected as the measure for evaluating the Executive Board’s contribution to the Group’s financial performance for compensation purposes. The primary difference between the Group’s reported and underlying results for 2013 included the impact of charges to the income statement arising from changes in the >>>fair value of the Group’s debt which resulted from improvements in the Group’s credit spreads, realignment costs and certain litigation provisions. Underlying results are non-GAAP financial measures and the tables beginning with “Underlying results” below provide a reconciliation of the Group and divisional underlying results to the most directly comparable US GAAP measures.
> Refer to “Core results”, “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” in II – Operating and financial review for discussions of the individual line items.

The Group’s results in 2013 improved over the previous year, with underlying pre-tax income increasing to CHF 5.7 billion from CHF 5.0 billion in 2012. Notwithstanding this improvement, underlying ROE was 10.0% compared to the target of 11.0% in 2013, and compared to 10.4% in 2012, reflecting the Group’s focus on a strengthened capital base. The Look-through CET1 ratio was 10.0% at the end of 2013 compared to 8.0% in 2012. The Group’s underlying cost/income ratio for the full year 2013 was 76.9% compared to 79.5% in 2012, reflecting continued progress towards the target cost/income ratio of 70.0% with the implementation of cost-efficiency measures.

Underlying results
	Net revenues		Total operating expenses		Core pre-tax income				Net income attributable to shareholders
in	2013	2012	2013	2012	2013		2012		2013		2012
Overview of significant items (CHF million)
Reported results	25,217	23,251	21,546	21,193	3,504		1,888		2,326	[1]	1,349	[1]
Cost/income ratio (%)	–	–	–	–	85.4		91.1		–		–
Reported return on equity attributable to shareholders (%)	–	–	–	–	–		–		5.7		3.9
Reconciling items
Fair value losses/(gains) from movement in own credit spreads	296	2,912	(19)	(27)	315		2,939		261		2,261
Realignment costs	0	15	(394)	(665)	394		680		290		477
IT architecture simplification	0	0	(128)	0	128		0		103		0
Certain litigation provisions	0	0	(1,365)	(363)	1,365	[2]	363	[3]	1,038	[2]	230	[3]
Business disposals	13	(388)	4	0	9	[4]	(388)	[5]	(96)	[4]	(336)	[5]
Impairment and other losses	86	68	(12)	0	98	[6]	68	[7]	63	[6]	41	[7]
Gain on sale of real estate	(68)	(533)	0	0	(68)		(533)		(61)		(445)
UK deferred tax asset reduction [8]	0	0	0	0	0		0		173		160
Underlying results	25,544	25,325	19,632	20,138	5,745		5,017		4,097		3,737
Underlying cost/income ratio (%)	–	–	–	–	76.9		79.5		–		–
Underlying return on equity attributable to shareholders (%)	–	–	–	–	–		–		10.0		10.4
1
The reclassification of the revenues and expenses from the segment results to discontinued operations for reporting at the Group level is effected through the Corporate Center. Refer to "Discontinued operations" in II – Operating and financial review – Credit Suisse for further information.

2
Includes i) litigation provisions in Investment Banking related to the March 2014 agreement with the Federal Housing Finance Agency (FHFA) to settle certain litigation relating to residential mortgage-backed securities (RMBS) of CHF 467 million (CHF 275 million after tax); ii) litigation provisions in Investment Banking in connection with certain mortgage-related matters of CHF 298 million (after tax CHF 176 million); and iii) litigation provisions in Private Banking & Wealth Management in connection with the US tax matter of CHF 600 million (CHF 587 million after tax), including CHF 175 million (CHF 162 million after tax) in connection with the settlement with the SEC in February 2014.

3
Includes i) litigation provisions related to National Century Financial Enterprises, Inc. of CHF 227 million (CHF 134 million after tax); and ii) significant Investment Banking litigation provisions of CHF 136 million (CHF 96 million after tax).

4
Includes i) net gain on the sale of Strategic Partners of CHF 79 million, net of expenses of CHF 12 million (CHF 35 million after tax); ii) expenses in connection with the sale of Customized Fund Investment Group (CFIG) of CHF 56 million (CHF 32 million after tax); iii) net gain on the sale of the Group's ETF business of CHF 135 million, net of expenses of CHF 11 million (CHF 114 million after tax); iv) net gains on private equity disposals of CHF 34 million, net of expenses of CHF 6 million (CHF 20 million after tax); v) loss on the sale of JO Hambro of CHF 53 million (CHF 38 million after tax); and vi) reclassifications to discontinued operations through the Corporate Center of CHF 144 million, net of expenses of CHF 93 million (CHF 108 million after tax) primarily related to the sale of the ETF business, Strategic Partners and CFIG.

5
Includes i) gain on the sale of the Group's ownership interest in Aberdeen Asset Management (Aberdeen) of CHF 384 million (CHF 326 million after tax); ii) gain on the sale of Wincasa of CHF 45 million (CHF 45 million after tax); iii) gain on the sale of a non-core business from the integration of Clariden Leu of CHF 41 million (CHF 37 million after tax); and iv) losses on private equity disposals of CHF 82 million (CHF 72 million after tax).

6
Includes i) impairment related to Asset Management Finance LLC (AMF) and other losses of CHF 86 million (CHF 51 million after tax); and ii) goodwill impairment relating to the set-up of Private Banking & Wealth Management's non-strategic unit of CHF 12 million (CHF 12 million after tax).

7 Reflects the impairment related to AMF and other losses.
8 Reflects the corporate income tax reduction enacted in the UK.

The Compensation Committee noted that the Group largely completed its capital plan announced in July 2012. The Group also reduced leverage exposure by CHF 275 billion compared to the third quarter of 2012, to CHF 1,130 billion as of 2013, which was below the original year-end target. In terms of improved operating efficiency, the Group achieved cost reductions of CHF 3.1 billion for the full year 2013, compared to the adjusted run rate cost base for the first half of 2011, measured at constant foreign exchange rates and adjusted to exclude business realignment and other significant non-operating expenses and current year variable compensation expense. The qualitative factors taken into consideration included the strong focus on, and maintenance of, the control environment, with a positive trend in Internal Audit results, a further improvement of supervisory control ratings and careful risk management in accordance with the Board’s risk appetite policy. The Compensation Committee also considered the developments in the area of human capital, which saw an increase in internal hiring and management development across functional areas, and continued progress in diversity and inclusion. In respect of Corporate Citizenship, new initiatives were implemented in the areas of employee engagement in volunteering events, global education and micro-finance capacity building.

Underlying results – Private Banking & Wealth Management
	Net revenues		Total operating expenses		Pre-tax income			[1]	Cost/income ratio (%)
in	2013	2012	2013	2012	2013		2012		2013	2012
Overview of significant items (CHF million)
Reported results	13,442	13,474	10,050	9,517	3,240		3,775		74.8	70.6
Reconciling items
Certain litigation provisions	0	0	(600)	0	600	[2]	0		–	–
Business disposals	(305)	(388)	(89)	0	(216)	[3]	(388)	[4]	–	–
Impairment and other losses	86	68	(12)	0	98	[5]	68	[6]	–	–
Underlying results	13,223	13,154	9,349	9,517	3,722		3,455		70.7	72.4
1
The gains and expenses related to the business disposals are included in the segment's non-strategic results. Refer to "Discontinued operations" in II – Operating and financial review – Credit Suisse for further information.

2 Reflects litigation provisions in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC.
3
Includes i) net gain on the sale of Strategic Partners of CHF 79 million, net of expenses of CHF 12 million; ii) expenses in connection with the sale of CFIG of CHF 56 million; iii) net gain on the sale of the Group's ETF business of CHF 135 million, net of expenses of CHF 11 million; iv) gain on private equity disposals of CHF 34 million, net of expenses of CHF 6 million; and v) net gain on the sale of JO Hambro of CHF 28 million.

4
Includes i) gain on the sale of the Group's ownership interest in Aberdeen of CHF 384 million; ii) gain on the sale of Wincasa of CHF 45 million; iii) gain on the sale of a non-core business from the integration of Clariden Leu of CHF 41 million; and iv) losses on private equity disposals of CHF 82 million.

5
Includes i) impairment related to AMF and other losses of CHF 86 million; and ii) goodwill impairment relating to the set-up of Private Banking & Wealth Management's non-strategic unit of CHF 12 million.

6 Reflects the impairment of AMF and other losses.

Underlying results – Investment Banking
	Net revenues		Total operating expenses		Pre-tax income				Return on allocated capital (%)
in	2013	2012	2013	2012	2013		2012		2013		2012
Overview of significant items (CHF million)
Reported results	12,565	12,558	10,833	10,568	1,719		2,002		6.8		7.2
Reconciling items
Certain litigation provisions	0	0	(765)	(136)	765	[1]	136	[2]	–		–
Underlying results	12,565	12,558	10,068	10,432	2,484		2,138		9.8	[3]	7.7	[3]
1
Includes i) litigation provisions related to the March 2014 FHFA settlement of CHF 467 million (CHF 275 million after tax); and ii) litigation provisions in connection with certain mortgage-related matters of CHF 298 million (after tax CHF 176 million).

2 Reflects the significant Investment Banking litigation provisions.
3
Calculated using underlying income after tax denominated in US dollars and assumes tax rates of 27% in 2013 and 25% in 2012 and that capital is allocated at 10% of average Basel III risk-weighted assets and 2.4% of average Swiss leverage exposure.

Divisional performance evaluation
In Private Banking & Wealth Management, the Compensation Committee acknowledged improvement in the key financial indicators relevant to the division. Underlying pre-tax income for 2013 was CHF 3.7 billion compared to CHF 3.5 billion in 2012, and the underlying cost/income ratio improved to 70.7% compared to the target of 70.0%, from 72.4% in 2012, reflecting stronger cost efficiency discipline. With regard to the qualitative assessment, the Compensation Committee considered the continued strong asset gathering momentum ahead of most peers for net new assets in targeted markets, particularly in emerging markets and the ultra-high-net-worth individual client business. It also noted the successful restructuring and improved profitability of the Asset Management business, which mainly reflected the continued focus on alternative investment strategies, including emerging markets, and core investments, both in asset allocation and traditional products.
In Investment Banking, the Compensation Committee recognized the improvement in its key financial indicators, with underlying pre-tax income of CHF 2.5 billion for the full year 2013 compared to CHF 2.1 billion in 2012, and an underlying return on allocated capital of 9.8% compared to the target of 11.0% and compared to 7.7% achieved in 2012. For the purposes of determining compensation, the performance criteria of underlying return on allocated capital is measured as the after-tax return on capital calculated as the average of 10% of >>>Basel III >>>risk-weighted assets and 2.4% of leverage exposure. With regards to the qualitative assessment, the Compensation Committee noted the successful alignment of the business model to new market and regulatory requirements, the strong market share maintained by the Equities business and the significant turnaround in profitability of the Asia Pacific region. In addition, Investment Banking risk-weighted assets under Basel III were reduced from USD 187 billion at year-end 2012 to USD 176 billion at year-end 2013, compared to the target level of less than USD 175 billion by year-end 2013.
For Shared Services functions, the Compensation Committee acknowledged the robust control and support environment combined with cost discipline compared to budget and efficiency gains, while transitioning the business to new regulatory requirements.

2013 targets and caps for Executive Board members
	Target levels		Cap levels
	Range for Executive Board members	CEO	Range for Executive Board members	CEO
Multiples of base salaries
Short-term awards
Unrestricted cash	0.2 – 0.4	0.3	0.3 – 0.7	0.4
Short-term incentive award	0.6 – 1.7	1.1	1.2 – 2.9	1.6
Long-term incentive award	0.8 – 2.1	1.3	1.5 – 3.5	2.0

Executive Board compensation for 2013
in	Base salary	Unrestricted cash	Value of STI awards		Value of LTI awards	Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]
2013 (CHF million, except where indicated)
9 members	14.08	3.93	21.86	[5]	21.58	0.58		2.74		–		64.77
% of total compensation	22%	6%	34%		33%
of which CEO: Brady W. Dougan	2.50	0.69	2.77		3.46	0.01		0.36		–		9.79
% of total compensation	26%	7%	28%		35%
1 Other benefits consist of housing allowances, lump sum expenses and child allowances.
2
Share awards granted prior to January 1, 2014 carry the right to an annual payment equal to the dividend payable on each Group share. The dividend equivalents were paid in respect of awards granted in prior years and were delivered in a combination of cash and shares, consistent with dividends paid on actual shares.

3 During 2013, there were no payments made to Executive Board members for contractual agreements.
4 Does not include CHF 4.8 million of charitable contributions made by the Group for which the CEO and three other Executive Board members are able to make recommendations.
5
Short-term incentive awards for 2013 comprise CHF 20.56 million performance shares as well as CHF 1.3 million granted as blocked shares and performance shares to the Executive Board members who were categorized as UK Code Staff under the regulations of the PRA and the Executive Board member that stepped down. The applicable Group share price for all share awards was CHF 28.78.

Compensation decisions
Based on this evaluation of the Group, divisional and individual performance, the Board agreed with the Compensation Committee’s conclusion that overall, the Executive Board members had exceeded their challenging performance targets for 2013 and approved the Compensation Committee’s recommendations on the amount of incentive compensation to be awarded. The quantitative financial assessment resulted in the grant of awards averaging 12% below the target amounts for these components of compensation, while compensation linked to the qualitative assessment of the Executive Board members was, on average, 37% above the target amounts. On average, the variable compensation amounts as determined from the formulaic assessment were adjusted upward by approximately 10%. In applying its discretion to adjust the amount of variable incentive compensation awarded to individual Executive Board members, the Compensation Committee recognized specific achievements in reaching targeted capital levels ahead of schedule, strong relative performance compared to peers, an improved level of control and compliance and adjustments to take into account market levels of compensation for comparable roles at peer firms.
The variable incentive compensation awarded totaled CHF 47.4 million, CHF 2.5 million or 5% lower than the CHF 49.9 million in 2012, partly due to the reduction in the number of Executive Board members and resultant reassignment of previously separate executive responsibilities to other Executive Board members. Variable incentive compensation awarded to the Executive Board was, on average, 17% above the individual target amounts and 31% below the individual caps. The aggregate pool awarded to all members of the Executive Board was less than half the amount of the overall cap set at CHF 102.4 million, or 2.5% of Group underlying net income. The components of the awards granted are shown in the “Executive Board compensation for 2013” table.

2013 total compensation of the CEO and highest paid Executive Board member
In its recommendation to the Board regarding incentive compensation for the CEO Mr. Dougan, who was also the highest paid Executive Board member, the Compensation Committee, in consultation with the Chairman, considered the improved financial position of the Group in 2013. This was reflected in underlying pre-tax income of CHF 5.7 billion, compared to CHF 5.0 billion in the prior year, and an underlying cost/income ratio of 76.9% in 2013 compared to 79.5% in 2012. The Compensation Committee considered the achievement of capital requirement targets and the progress made in transitioning the business to the challenging new regulatory and market environment. In particular under Mr. Dougan’s leadership, the Group strengthened its capital position, increasing its Look-through CET1 ratio of 10.0% as of the end of 2013, from 8.0% in 2012. Further, the Group reduced its leverage exposure to CHF 1,130 billion as of the end of 2013, from CHF 1,276 billion as of the end of 2012, and achieved a Look-through Swiss leverage ratio of 3.7%, compared to the >>>FINMA requirement of 4.0% applicable in 2019. The Compensation Committee also recognized the steady progress made towards meeting the Group’s challenging target of achieving more than CHF 4.5 billion in cost reductions by year-end 2015. In terms of strategy execution, the Compensation Committee noted the creation of non-strategic units within the business divisions, to accelerate the shift of resources to focus on growth in high-returning businesses. Given the strong performance of Mr. Dougan during 2013 and his achievements in positioning the firm for the future, the Board approved the recommendation of the Compensation Committee to award Mr. Dougan unrestricted cash of CHF 0.69 million, a short-term incentive (STI) award of CHF 2.77 million and a long-term incentive (LTI) award of CHF 3.46 million, representing, in aggregate, 103% of his target compensation set for 2013.

Executive Board compensation for 2012
in	Base salary	Unrestricted cash		Value of STI awards		Value of LTI awards	Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]
2012 (CHF million, except where indicated)
13 members [5]	17.75	13.56	[6]	20.95	[7]	15.40	4.28		2.18		–		74.12
% of total compensation	24%	18%		28%		21%
of which highest paid: Robert Shafir	1.40	0.70		3.50		2.80	1.91	[8]	0.28		–		10.59
% of total compensation	13%	7%		33%		26%
of which CEO: Brady W. Dougan	2.50	0.50		2.50		2.00	0.04		0.23		–		7.77
% of total compensation	32%	6%		32%		26%
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
8
CHF 1.87 million of this amount was granted as carried interest in 2012. In addition, in connection with his role at the time as CEO of the Asset Management division, in 2008 Mr. Shafir received a carried interest award in certain alternative investment funds. The value realized over time depends on the investment performance of the funds over their lifetime up to fifteen years. The initial value of the award is determined by making assumptions about the return that will be realized on the funds. The aggregate theoretical value of these awards was approximately USD 10 million assuming an estimated 9 percent return on all fund investments over their projected lifetime, and reducing this estimated return by 25 percent to reflect potential underperformance in some of the funds.

2013 compensation structure
The annual 2013 base salary was CHF 2.5 million for the CEO, CHF 1.5 million for Executive Board members based in Switzerland and USD 1.5 million for Executive Board members based in the US and the UK, which remained unchanged from the prior year.
In 2013, the incentive compensation granted to each Executive Board member generally consisted of:

– 10% as unrestricted cash payment;
– 40% as STI awards in the form of a deferred performance share award; and
– 50% as LTI awards in the form of deferred cash and CCA.

An overview of the vesting timeline for the Executive Board short-term and long-term award plans is shown in the chart “Key features of Executive Board compensation – 2013”. These awards are described in more detail below.
In 2013, three Executive Board members were categorized as UK Code Staff and were therefore subject to the UK Prudential Regulation Authority (PRA) Remuneration Code requirements to have at least 50% of variable compensation awarded in the form of equity instruments. Two of the current members were awarded 50% of their variable compensation as STI awards, 40% as LTI awards, 5% as cash and 5% as vested Group shares that were subject to a six-month holding period.
The third member, Tobias Guldimann, stepped down from the Executive Board and his position as Chief Risk Officer (CRO) effective December 31, 2013 and was replaced by Joachim Oechslin, effective January 1, 2014. Mr. Guldimann was awarded variable compensation in respect of 2013, however as he was no longer a member of the Executive Board at the time of grant, the form of variable compensation awarded to him was consistent with the PRA Code Staff requirements applicable to managing directors.

Types of awards
All deferred Executive Board compensation awards are subject to malus provisions as well as the additional provisions that apply to Covered Employees. In addition, there are performance-based clawback provisions for the STI award and specific performance targets for the LTI award.
>Refer to “Malus and performance-based clawback provisions” in Group compensation for more information.

Unrestricted cash
Unrestricted cash awards are payable in cash after grant. The awards are intended to recognize the Executive Board members’ performance for the most recent prior year.

Short-term incentive (STI) award
STI awards are granted in the form of performance share awards, which are deferred over three years with one third of the award vesting on each of the three anniversaries of the grant date (ratable vesting), subject to the same performance conditions as the performance share awards granted to managing directors and >>>MRTC.
>Refer to “Performance share awards” in Group compensation for performance-based adjustment criteria.

More specifically, for the heads of the divisions reporting a pre-tax loss, the full balance of unvested STI awards are reduced by 15% per CHF 1 billion of loss and the calculation of the reduction is performed on a pro-rata basis, based on the actual loss amount.
In the case of both a negative underlying ROE and a divisional pre-tax loss, the negative adjustment applied will be equal to the negative underlying ROE, or 15% per CHF 1 billion of pre-tax loss, whichever results in a larger adjustment.
For the CEO and Executive Board members who lead a Shared Services function, the clawback for negative performance will affect outstanding awards only if the Group has a negative underlying ROE.
The final number of STI awards delivered to Executive Board members is subject to the occurrence of malus and clawback events during the vesting periods. There are, however, no circumstances under which the outstanding STI awards are increased.
> Refer to “Potential downward adjustments of performance shares and STI awards” in Group compensation for specific downward adjustments to be applied.

Long-term incentive (LTI) award
LTI awards are deferred over a period of five years and vest in three equal tranches, one on each of the third, fourth and fifth anniversaries of the date of grant, subject to pre-defined performance vesting conditions. The amount due at vesting is determined based on the following performance criteria and conditions, which are measured on a tranche-by-tranche basis over the three calendar years preceding the year in which vesting occurs:

– Average of the Relative Total Shareholder Return (RTSR) achieved during each of the three years prior to vesting, calculated by reference to the average total shareholder return achieved by a group of peer firms, is the primary performance metric; and
– Average underlying ROE achieved during the three years prior to vesting compared to the underlying ROE targets set for the respective years acts as a further adjustment, increasing or decreasing the amount payable by up to 25%.
– The amount payable at vesting of each tranche is subject to a cap of 200% of the initial LTI award value for that tranche.

RTSR is the Group’s total shareholder return compared to the average total shareholder return of peers. Total shareholder return is equal to the appreciation or depreciation of a particular share, plus any dividends, over a given three-year period, expressed as a percentage of the share’s value at the beginning of the three-year measurement period. The peer group used for the RTSR calculation is the same group of twelve peer firms shown in the “2013 peer groups and performance criteria” table. The RTSR achievement level can increase or decrease the amount scheduled to vest on a sliding scale basis and is subject to a cap as follows:

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

Following the RTSR calculation above, the amount payable is subject to a further upward or downward adjustment of up to 25%, depending on the average underlying ROE achieved during the three years prior to vesting compared to the pre-defined underlying ROE targets for the corresponding three-year period. The maximum upward adjustment of 25% applies if the average underlying ROE achieved is 200% of the target. The ROE adjustment, however, cannot increase the amount payable beyond two times the initial award.
For 2013, 60% of the LTI (or 30% of total variable incentive compensation) was structured as a deferred cash award. The Group retains the right to settle the cash portion of the LTI awards in shares at its discretion. In such a case, the amount of shares delivered in the year of vesting is based on the Group share price at the time of settlement.
For 2013, 40% of the LTI (or 20% of total variable incentive compensation) was delivered as CCA. This element of the LTI has the same terms as CCA awarded to managing directors and directors, except for the vesting and performance metrics, which are the same as those applicable to cash-based LTI awards described above. LTI awards granted as CCA entitle recipients to semi-annual cash payments of interest-equivalents until settlement, but would be written down to zero if the CCA trigger events described above occur. At the time of settlement, the Group, at its discretion, may deliver a contingent capital instrument or a cash payment based on the fair value of the CCA.

Other aspects of Executive Board compensation
Charitable contributions
Consistent with the prior three years, a portion of the Executive Board incentive compensation pool for 2013 was approved by the Compensation Committee to fund charitable contributions by the Group. The total amount approved for charitable contributions was CHF 4.8 million for 2013. The contributions will benefit eligible registered charities. The CEO and three other Executive Board members are able to make recommendations in respect of the allocation of the 2013 contributions to various specific charities.

Minimum share ownership requirements
The Group applies minimum share ownership requirements for members of the Executive Board as follows:

– CEO: 350,000 shares; and
– Other Executive Board members: 150,000 shares.

The thresholds include all Group shares held by or on behalf of these executive employees, including unvested share-based awards. All affected executive employees are restricted from selling shares, or from receiving their share-based awards in the form of cash, until they fulfill the minimum share ownership requirements. The Group prohibits all employees from entering into transactions to hedge the value of unvested share-based awards. Pledging of unvested deferred awards by Executive Board members is also not permitted unless expressly approved by the Compensation Committee.

Amendment to share plans
The terms of all past and future share-based awards granted to the Executive Board were amended in 2014 to enable election of settlement in cash or shares. The amendments permit Executive Board members to elect once a year, at a predefined date in advance of settlement, to receive their vested share-based awards in the form of shares, cash or 50% in the form of shares and 50% in cash, in each case based on the Group share price at the time of settlement. An election to receive cash is subject to reversal if the Group share price falls by more than 25% between election and settlement. The timing and pricing of settlement will be the same as under the previous award plan and as under the plans of the non-Executive Board population. This change does not affect deferred share-based awards to non-Executive Board members, which will continue to be settled in the form of Group shares.

Contract lengths, change in control and termination provisions
All members of the Executive Board have employment contracts with the Group which are valid until terminated. The notice period for termination of employment by either the Group or the respective Executive Board member is six months. There are no other contracts, agreements or arrangements with the members of the Executive Board that provide for payments or benefits in connection with termination of employment that are not generally available to other employees of the Group. For example, in the event of a termination of employment, pre-defined conditions apply to the balances of outstanding compensation awards, depending on whether the termination of employment was voluntary, involuntary or the result of a change in control.
In the case of a change in control, the treatment of outstanding awards for all employees, including Executive Board members, will be determined by the Board upon recommendation of the Compensation Committee with the aim of maximizing shareholder value, subject to circumstances and prevailing market conditions. There are no provisions in the employment contracts of Executive Board members or any other pre-determined arrangements that require the payment of any type of extraordinary benefits, including special severance awards, in the case of a change in control.

Former Executive Board members
Generally, former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group during 2013.

Executive Board shareholdings and loans
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest, as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2013.
The value of share-based compensation awards granted to Executive Board members in prior years varies depending on the Group share price and other factors influencing the fair value of the award. The cumulative value of these unvested share-based awards as of December 31, 2013 was on average 4% higher than at the grant date value of the awards.
The remaining cash-based deferred compensation awards granted to certain Executive Board members in prior years are the 2008 Partner Asset Facility (PAF), the 2011 Partner Asset Facility (PAF2) and the Plus Bond awards. The cumulative value of such cash-based awards at their grant dates was CHF 16.7 million compared to CHF 30.5 million as of December 31, 2013. The value of these awards varies depending upon the value of the underlying portfolios linked to the PAF, PAF2 and Plus Bond awards and the length of the remaining deferral period.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Number of unvested SISUs	Number of options		Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)
December 31, 2013
Brady W. Dougan	1,221,334		416,540	1,637,874	38,051	–		12,176,651	12,396,697
Gaël de Boissard	107,329		536,014	643,343	31,283	–		16,187,272	15,470,189
Romeo Cerutti	136,344		231,491	367,835	11,636	–		6,128,891	6,630,073
Tobias Guldimann	–		258,127	258,127	14,545	–		6,907,523	7,435,765
David R. Mathers	17,469		387,642	405,111	7,565	–		9,422,493	10,777,295
Hans-Ulrich Meister	189,478		417,112	606,590	23,273	–		11,248,886	12,009,299
Robert S. Shafir	617,053		532,112	1,149,165	31,160	–		14,344,561	15,360,428
Pamela A. Thomas-Graham	–		216,875	216,875	7,191	–		5,461,314	6,110,280
Eric M. Varvel	–		286,098	286,098	27,735	–		9,597,358	8,558,226
Total	2,289,007		3,282,011	5,571,018	192,439	–		91,474,949	94,748,252
December 31, 2012
Brady W. Dougan	906,929		666,068	1,572,997	76,102	–		18,945,613	19,815,939
Romeo Cerutti	80,279		320,261	400,540	23,272	–		8,446,679	9,172,331
Tobias Guldimann	57,763		375,725	433,488	29,090	–		9,964,935	10,808,561
David R. Mathers	0		461,439	461,439	15,130	1,095	[2]	11,174,895	12,724,392
Hans-Ulrich Meister	178,198		550,776	728,974	46,546	–		14,848,594	15,948,497
Robert S. Shafir	387,544		736,377	1,123,921	62,320	–		19,807,159	21,325,210
Pamela A. Thomas-Graham	4,583		239,137	243,720	14,382	–		6,342,875	6,768,957
Eric M. Varvel	62,169		454,785	516,954	55,470	–		13,996,715	13,623,809
Total	1,677,465	[3]	3,804,568	5,482,033	322,312	1,095		103,527,465	110,187,696
1 Includes shares that were initially granted as deferred compensation and have vested.
2 Consists of options with an expiration date of January 22, 2013 and an exercise price of CHF 30.60.
3
In addition to the number of owned shares shown, the following Executive Board members held an aggregate number of 2,320 mandatory and contingent convertible securities (MACCS): Brady Dougan (1,336), Romeo Cerutti (60), Hans-Ulrich Meister (262), Robert Shafir (571), Eric Varvel (91); these securities were converted into an aggregate number of 143,033 shares on March 29, 2013 at a conversion price of CHF 16.29 and were settled and delivered in April 2013.

Executive Board loans
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. As of December 31, 2013, 2012 and 2011, outstanding loans to Executive Board members amounted to CHF 10 million, CHF 8 million and CHF 22 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2013 was three and four, respectively, and the highest loan outstanding was USD 5 million to Eric Varvel.
All mortgage loans to Executive Board members are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to Executive Board members as for other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features.
> Refer to “Banking relationships and related party transactions” in Corporate Governance for further information.

2014 targets, caps and performance criteria
The targets, caps and performance criteria to be applied in 2014 are based on the framework and approach introduced for the 2013 performance year. The overall targets and caps expressed as multiples of base salaries for 2014 remain the same as for 2013, however the composition of the awards has been modified for 2014, as shown in the table “2014 targets and caps for Executive Board members” and described further below.
In early 2014, the Compensation Committee also refined the criteria applicable to the 2014 performance review to reflect broader measurements of performance. The criteria for 2014 encompass the achievement of profitability and cost targets, as well as progress towards the wind-down of non-strategic positions in light of the current operating environment. The progress of the wind-down of non-strategic units will be measured based on the achievement of reduction targets for risk-weighted assets and leverage exposure, as well as the attainment of non-strategic pre-tax income targets. The Compensation Committee has introduced further measures relating to the execution of the Group’s strategy, development of the business, delivery of major infrastructure projects and other specific performance measures for each individual. These performance criteria and the respective weightings to be applied in relation to the CEO and other members of the Executive Board appear in the table “2014 performance criteria for the Executive Board”. The overall cap on total Executive Board incentive compensation in 2014 will be 2.5% of adjusted Group net income, based on reported results adjusted for fair value losses or gains from movement in own credit spreads and certain litigation provisions as determined by the Compensation Committee.

2014 targets and caps for Executive Board members
	Target levels		Cap levels
	Range for Executive Board members	CEO	Range for Executive Board members	CEO
Multiples of base salaries
Short-term awards
Unrestricted cash	0.3 – 0.8	0.5	0.6 – 1.4	0.8
Short-term incentive award	0.5 – 1.3	0.8	0.9 – 2.1	1.2
Long-term incentive award	0.8 – 2.1	1.4	1.5 – 3.5	2.0

2014 performance criteria for the Executive Board
	CEO	Divisional head		Shared Services head		Performance objectives to meet target
		PB&WM	IB	CFO	Other
Financial performance criteria (60% weighting)
Group ROE (after tax) – strategic results [1]	30%	30%	30%	25%	25%	12.5% Group ROE based on strategic results
Group cost/income ratio – strategic results [1]	20%	–	–	15%	20%	71.0% Group cost/income based on strategic results
Wind-down of non-strategic units [2]	10%	10%	10%	10%	–	35.0% year-on-year reduction of risk-weighted assets and leverage exposure (2.5% weighting for each metric) and achievement of budgeted non-strategic pre-tax income (5% weighting)	[3,4]
Divisional return on allocated capital [5,6]	–	–	20%	–	–	11.5% return on allocated capital
Divisional cost/income ratio [5]	–	20%	–	–	–	69.0% divisional cost/income
Divisional total operating expenses [5]	–	–	–	10%	15%	2014 budget expenses on a foreign exchange neutral basis
Non-financial criteria (40% weighting)
Business and infrastructure development	15%	15%	15%	15%	15%	Compensation Committee assessment of strategy execution, business development, performance of subdivisions and regions and delivery of major projects
Other performance	25%	25%	25%	25%	25%	Compensation Committee assessment of capital strength, human capital management, control/operational/reputational risk management, involvement in client activities, partnership and firm focused behavior
PB&WM – Private Banking & Wealth Management; IB – Investment Banking
1 Refer to "Core Results" in II – Operating and financial review for further information on strategic results.
2 Performance measured at the Group level for the CEO and the CFO and at the respective divisional non-strategic unit level for the divisional heads.
3 Risk-weighted assets are adjusted to exclude methodology changes.
4
Budgeted non-strategic pre-tax income is based on reported results, excluding the impact of changes in the fair value of own debt and certain substantial litigation provisions as determined by the Compensation Committee.

5 Based on reported results, excluding certain substantial litigation provisions as determined by the Compensation Committee.
6
Calculated using income after tax denominated in US dollars, assuming that allocated capital is measured as the average of 10% of average Basel III risk-weighted assets and 2.4% of average leverage exposure.

2014 compensation structure
The annual base salary in 2014 will be CHF 2.5 million for the CEO, CHF 1.5 million for Executive Board members based in Switzerland and USD 1.5 million for Executive Board members based in the US and the UK, which is unchanged from the prior year. As of December 31, 2013, two of the Executive Board members qualify as UK Code Staff for 2014 and will therefore, in accordance with the rules introduced by CRD IV, be subject to the relevant variable award compensation caps applicable to UK Code Staff. Consistent with market practice in the UK, the Group intends to award these individuals a fixed allowance during 2014 based on their roles and responsibilities. The targets and caps on total compensation will not be affected by this fixed allowance.
In 2014, slight amendments to the structure of incentive compensation have been made compared to 2013. The variable compensation granted to each Executive Board member will consist of:

– 20% as unrestricted cash payment, except for UK Code Staff, who will receive 10% in the form of unrestricted cash and 10% in the form of blocked share awards;
– 30% as STI awards in the form of a deferred performance share award, with cliff vesting after three years; and
– 50% as LTI awards in the form of shared-based awards and CCA in equal portions, with vesting on the third, fourth and fifth anniversaries of the grant date, subject to pre-defined performance vesting conditions.

The above changes to the compensation structure for 2014 extend the vesting period for the short-term deferred awards, reflecting the Compensation Committee’s responsiveness to emerging market trends. Under the 2014 structure, no awards will vest before the third anniversary of the date of grant and the final vesting of awards will occur five years after the date of grant. In addition, the long-term incentive award will be delivered in a combination of shares and CCA, rather than cash and CCA. As a result, the portion of deferred share-based awards will be increased to 55%.

Board of Directors compensation
Governance
Compensation to members of the Board is determined by the Articles of Association, OGR and the Compensation Committee Charter. The annual compensation paid to members of the Board, including the Chairman, is set by the Board based on the recommendation of the Compensation Committee for the 12-month period from the current AGM to the following year’s AGM. In the case of the Chairman’s compensation and the additional fees for the committee chairmen, the Board member concerned does not participate in the decision involving his or her own compensation.

Basis of determining compensation for the Board
All members of the Board receive a base board fee plus a committee fee or other additional fee that reflects the respective Board member’s role, time commitment and scope of responsibility on the Board. The full-time Chairman, the Vice-Chairman and the three committee chairmen assume the greatest responsibility and dedicate the most time to fulfilling their board duties. As such, these individuals receive a higher annual base board fee than other board members and may receive additional fees which reflect the additional time commitment and responsibility assumed for their specific role. Members of the Board without designated leadership responsibilities (eight individuals) each received an annual base board fee for 2013 of CHF 250,000. Board members serving on the Audit, Risk or Compensation Committees also received an annual committee fee. The committee fees were CHF 150,000 for the Audit Committee, CHF 100,000 for the Risk Committee and CHF 100,000 for the Compensation Committee. Members of the Chairman’s and Governance Committee do not receive a committee fee. The base and committee fee amounts are set at levels to attract and retain highly qualified and experienced individuals and take into consideration levels at comparable leading Swiss companies.
Fees paid to Board members are in the form of cash and Group shares, which are blocked for a period of four years. This ensures that the interests of Board members are closely aligned to the interests of shareholders.

Compensation of the Chairman
The Chairman is paid a base board fee plus an additional fee. The additional fee is paid in consideration of the Chairman’s performance with respect to his Board responsibilities and is not linked to the Group’s financial performance. Total compensation awarded to the Chairman reflects his full-time status and active role in shaping the Group’s strategy, governing the Group’s affairs and engaging with shareholders. The Chairman coordinates the Board’s activities, works with the committee chairmen to coordinate the tasks of the committees and ensures that Board members are provided with sufficient information to perform their duties. The Chairman drives the Board agenda on key topics such as the strategic development of the Group, succession planning and the structure and organization of the Group. The Chairman also steers the agenda on compensation and compensation structure, including the performance evaluation and compensation of the CEO and the Executive Board. He chairs the Board, the Chairman’s and Governance Committee and the shareholder meetings and takes an active role in representing the Group to key shareholders, investors, regulators and supervisors, industry associations and other stakeholders.
For 2013, Chairman Urs Rohner received total compensation of CHF 4.9 million, which consisted of CHF 4.75 million from board fees (CHF 2.5 million base board fee and CHF 2.25 million additional fee) and CHF 0.15 million in other compensation. Of the CHF 4.75 million, CHF 3.6 million was awarded in cash and CHF 1.1 million was awarded in Group shares, blocked for a period of four years. The Chairman’s total compensation for 2013 reflected the improved strategic and capital position of the Group and Mr. Rohner’s performance. This included Mr. Rohner’s leadership of the Board, his impact in closely steering and monitoring the strategic development of the Group, the transition to the challenging new capital requirements, the alignment of business structure and organization to emerging regulatory requirements, as well as his active engagement with key stakeholders and regulators and representation of the Group in a variety of industry associations.

Compensation of the Vice-Chairman and the committee chairmen
Peter Brabeck-Letmathe, in the role of Vice-Chairman, received an annual base board fee of CHF 400,000 but no committee or additional fees. Jean Lanier, Richard E. Thornburgh and John Tiner, each in the role of committee chairman of the Compensation, Risk and Audit Committees, respectively, received an annual base board fee for 2013 of CHF 400,000 plus an additional fee, reflecting the greater responsibility and time commitment required to perform the role of a committee chairman, which is considered to be a significant part-time role. This additional fee is not linked to the Group’s financial performance. For 2013, the additional fee was CHF 400,000 for the chairman of the Compensation Committee and CHF 1 million each for the chairmen of the Risk and Audit Committees. The compensation for Jean Lanier takes into account that he began serving as chairman of the Compensation Committee following last year’s AGM. In addition to the greater time commitment required to prepare and lead the committee work, the additional fees consider the engagement of the three committee chairmen throughout the year with global regulators, shareholders, the business divisions and Shared Services functions and other stakeholders. Regulatory developments in the banking industry in recent years have put increasing demands on the Risk and Audit Committee chairmen, in particular, increasing the frequency of interaction with the Group’s main regulators on internal control, risk, capital and other matters under the supervision of these committees. Furthermore, the greater focus of shareholders on compensation has resulted in an increased number of engagements between the Compensation Committee chairman and large shareholders and shareholder groups. The additional fees paid to the Compensation, Risk and Audit Committee chairmen also reflected the additional time commitment required to serve as regular members on other Board committees, which they do not chair.
> Refer to “Members of the Board and Board committees” in Corporate Governance – Board of Directors for further information.

Former members of the Board
Two former members of the Board are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board or related parties during 2013.

Board compensation for 2013
in	Base board fee	Committee fee	Additional fees	[1]	Other compen- sation categories	[2]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[3]
2013/2014 (CHF)
Urs Rohner, Chairman [4]	2,500,000	–	2,250,000		153,260		4,903,260	3,778,260	77%	1,125,000	23%	39,090
Peter Brabeck-Letmathe, Vice-Chairman [5]	400,000	–	–		–		400,000	200,000	50%	200,000	50%	7,455
Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	4,659
Iris Bohnet [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Noreen Doyle [5]	250,000	100,000	294,000		–		644,000	469,000	73%	175,000	27%	6,523
Jean-Daniel Gerber [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	7,455
Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Andreas N. Koopmann [5]	250,000	200,000	–		–		450,000	225,000	50%	225,000	50%	8,387
Jean Lanier, Chairman of the Compensation Committee [4]	400,000	–	400,000		–		800,000	600,000	75%	200,000	25%	6,950
Kai S. Nargolwala [5]	250,000	100,000	–				350,000	175,000	50%	175,000	50%	6,523
Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	17,374
John Tiner, Chairman of the Audit Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	17,374
Total	6,100,000	850,000	4,944,000		153,260		12,047,260	8,097,260	67%	3,950,000	33%	141,359
1
Includes the additional fees for the full-time Chairman and the three committee chairmen as well as the additional fees of CHF 294,000 (GBP 200,000) paid to Noreen Doyle in 2013 as a non-executive director and chair of the boards of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities Europe Limited. The additional fees of CHF 400,000 were awarded to Jean Lanier as Chairman of the Compensation Committee in 2013, a role to which he was appointed as of the 2013 AGM on April 26, 2013.

2 Other compensation for the Chairman included pension benefits, lump sum expenses and child and health care allowances.
3 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period.
4
The Chairman and the three committee chairmen received an annual base board fee paid in cash. They also received additional fees paid in cash and/or shares as determined by the Board in the course of the regular compensation process. The additional fees paid to the three committee chairmen covered their regular memberships in other committees that they do not chair. The additional fees awarded to these four individuals for 2013 were paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 28.78.

5
Except for the Chairman and the three committee chairmen, members of the Board were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 26, 2013 to May 9, 2014. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for each of the Risk and Compensation Committees. For 2013, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2013 AGM was CHF 26.83.

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

Board shareholdings and loans
Board shareholdings
The table below discloses the shareholdings of the Board members, their immediate family and companies in which they have a controlling interest. As of December 31, 2013, there were no Board members with outstanding options.

Board shareholdings by individual
in	2013	2012
December 31 (shares) [1]
Urs Rohner	230,402	244,422
Peter Brabeck-Letmathe	144,186	120,999
Jassim Bin Hamad J.J. Al Thani	17,918	11,790
Iris Bohnet	15,464	7,898
Noreen Doyle	49,014	41,324
Jean-Daniel Gerber	17,701	9,826
Walter B. Kielholz	316,675	292,424
Andreas N. Koopmann	42,569	30,469
Jean Lanier	44,951	43,881
Kai S. Nargolwala	114,666	–
Anton van Rossum	56,464	48,598
Richard E. Thornburgh	212,530	218,456
John Tiner	48,471	24,799
Total	1,311,011	1,094,886	[2,3]
1 Includes Group shares that are subject to a blocking period of up to four years.
2
In addition to the shareholdings shown, the following Board members held an aggregate number of 1,519 mandatory and contingent convertible securities (MACCS): Urs Rohner (395), Peter Brabeck-Letmathe (175), Jassim Bin Hamad J.J. Al Thani (17), Iris Bohnet (11), Walter Kielholz (431), Andreas Koopmann (44), Aziz R.D. Syriani (113), Richard Thornburgh (297) and John Tiner (36); these securities were converted into an aggregate number of 93,247 shares on March 29, 2013 at a conversion price of CHF 16.29 and were settled and delivered in April 2013.

3
Excludes 30,872, 76,774 and 92,745 shares held by Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz, respectively, as of December 31, 2012, who stepped down from the Board as of April 26, 2013.

Board loans
The majority of loans outstanding to members of the Board are mortgages or loans against securities. Such loans are made to Board members on the same terms available to third-party clients. As of December 31, 2013, 2012 and 2011, outstanding loans to Board members amounted to CHF 55 million, CHF 41 million and CHF 34 million, respectively.
Board members with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Board members who were previously employees of the Group may still have outstanding loans, which were provided at the time that employee conditions applied to them. Unless otherwise noted, all loans to Board members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board members have a significant influence as defined by the US Securities and Exchange Commission (SEC). Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2013, 2012 and 2011, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.
> Refer to “Banking relationships and related party transactions” in Corporate Governance for further information.

Board loans by individual
in	2013	2012
December 31 (CHF)
Urs Rohner	4,968,270	5,034,157
Peter Brabeck-Letmathe	40,631,650	27,520,527
Walter B. Kielholz	4,000,000	4,200,000
Andreas N. Koopmann	4,933,650	2,775,000
Richard E. Thornburgh	222,756	–
Total [1]	54,756,326	39,529,684	[2]
1 Includes loans to immediate family members.
2 Excludes a loan of CHF 1,500,000 held by David W. Syz as of December 31, 2012, who stepped down from the Board as of April 26, 2013.

Discontinued compensation plans
The Group has discontinued compensation instruments with leverage components. A summary of the principal forms of awards granted in prior years, which have since been discontinued but are still outstanding, is shown in the following overview. For certain plans, the Group retains the right to settle the instruments in cash or in shares at its discretion.

Principal outstanding deferred variable compensation plans
Restricted Cash Awards
– Basis: cash-based;
– Vesting start: 2013;
– Vesting end: 2016;
– Applied to: performance in 2012, which included managing directors in Investment Banking;
– General award conditions: vesting ratably over three years and other restrictive covenants and provisions. Paid in the first quarter of 2013;
– Other award conditions or restrictions: subject to repayment in part or in full if a clawback event occurs, such as voluntary termination or termination for cause during the vesting period;
– Program objective/rationale: promoting retention of senior management.

Plus Bond awards
– Basis: cash-based;
– Vesting start: 2012;
– Vesting end: 2012/2016;
– Applied to: performance in 2012 for managing directors and directors in Investment Banking. Other managing directors and directors were allowed to reallocate a portion of the share awards into Plus Bond awards. Mandatory Plus Bond awards for managing directors and directors in the Investment Banking division were fully vested on grant, subject to cancellation in the event of a termination with cause or where settlement conditions are violated. Vesting in 2016 for employees who elected to reallocate a portion of their share awards to Plus Bond awards;
– General award conditions: awards are linked to the future performance of a portfolio or unrated and sub-investment grade asset-backed securities that are held in inventory by various trading desks in Investment Banking;
– Other award conditions or restrictions: Plus Bond award holders will receive semi-annual cash payments at the rate of >>>LIBOR plus 7.875% per annum. Holders of Plus Bond awards are subject to a non-compete/non-solicit provision;
– Program objective/rationale: providing employees with a fixed income strategy while transferring risk from the Group to employees thereby contributing to a reduction of >>>risk-weighted assets.

2011 Partner Asset Facility (PAF2)
– Basis: cash-based;
– Vesting start: 2012;
– Vesting end: March 31, 2012;
– Applied to: performance in 2011, which included managing directors and directors and certain members of the Executive Board;
– General award conditions: the contractual term of a PAF award is four years, but it may be extended to nine years at the election of either the Group or the holders acting collectively. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s derivative activities. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded;
– Other award conditions or restrictions: PAF2 holders will receive a semi-annual cash interest payment equivalent to an annual return of 5% per annum (Swiss franc-denominated awards) or 6.5% per annum (US dollar-denominated awards) applied to the then current balance of the units. PAF2 holders are subject to a non-compete/non-solicit provision;
– Program objective/rationale: providing employees with a fixed income strategy while transferring risk from the Group to employees thereby contributing to risk reduction and capital efficiency;
– Subsequent activity: PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof: i) Capital Opportunity Facility: participants elect for their award to be referenced to a Capital Opportunity Facility (COF). The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by the COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants who elect the COF will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021; and ii) CCA: participants elect to receive CCA, with similar terms to the instruments granted as part of the 2013 compensation awards. The principal differences between the two forms of CCA are that these CCA are expected to settle approximately one year earlier and provide semi-annual cash payments of interest equivalents at slightly lower rates (4.51% per annum over the six-month Swiss franc LIBOR or 5.07% per annum over the six-month US dollar LIBOR). Settlement is expected to occur in February 2016, subject to regulatory approvals.

> Refer to Contingent Capital Awards (CCA) in Group compensation for further information.

Adjustable Performance Plan awards
– Basis: cash and share-based;
– Vesting start: 2011;
– Vesting end: 2015;
– Applied to: performance in 2010, which included the Executive Board, managing directors and directors;
– General award conditions: Adjustable Performance Plan awards link awards to future performance through positive and negative adjustments. Vesting ratably over a four-year period;
– Other award conditions or restrictions: for revenue-generating employees in the divisions, Adjustable Performance Plan awards are linked to the financial performance of the specific business areas in which the employees work and the Group reported ROE. For employees in Shared Services and other support functions and all Executive Board members, the awards are linked to the Group’s adjusted profit or loss and the Group reported ROE;
– Program objective/rationale: promoting retention of Executive Board members, managing directors and directors.

Scaled Incentive Share Unit (SISU)
– Basis: share-based;
– Vesting start: 2010;
– Vesting end: 2014;
– Applied to: performance in 2009, which included half of the variable compensation awarded to all managing directors and directors across all divisions and Shared Services;
– General award conditions: vesting ratably over a four-year period;
– Other award conditions or restrictions: an SISU is similar to other share-based awards, but offers additional upside depending on the development of the Group share price and the Group reported ROE;
– Program objective/rationale: promoting retention of managing directors and directors.

2008 Partner Asset Facility (PAF)
– Basis: cash-based;
– Vesting start: 2008, 66.7% vested upon grant;
– Vesting end: 33.3% vested in March 2009;
– Applied to: performance in 2008, which included all managing directors and directors in Investment Banking;
– General award conditions: the contractual term of a PAF award is eight years. PAF awards are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets (Asset Pool) that originated in Investment Banking. The notional value of the Asset Pool was based on the fair market value of the assets within the Asset Pool as of December 31, 2008, and those assets cannot be substituted throughout the contractual term of the award or until liquidated;
– Other award conditions or restrictions: PAF holders will receive a semi-annual cash interest payment of the LIBOR plus 250 basis points applied to the notional value of the PAF award granted throughout the contractual term of the award. They will participate in the potential gains on the Asset Pool if the assets within the pool are liquidated at prices above the initial fair market value. If the assets within the Asset Pool are liquidated at prices below the initial fair market value, the PAF holders will bear the first loss on the Asset Pool;
– Program objective/rationale: designed to incentivize senior managers in Investment Banking to effectively manage assets which were a direct result of risk taking in Investment Banking during this period. As a result of the PAF program, a significant portion of risk positions associated with the Asset Pool has been transferred to the employees and removed from the Group’s risk-weighted assets, resulting in a reduction in capital usage.

> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for more information.

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
Consolidated statements of cash flows
Consolidated statements of cash flows (continued)
Supplemental cash flow information
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments, significant shareholders and subsequent events
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
22 Other assets and other liabilities
23 Deposits
24 Long-term debt
25 Accumulated other comprehensive income and additional share information
26 Offsetting of financial assets and financial liabilities
27 Tax
28 Employee deferred compensation
29 Related parties
30 Pension and other post-retirement benefits
31 Derivatives and hedging activities
32 Guarantees and commitments
33 Transfers of financial assets and variable interest entities
34 Financial instruments
35 Assets pledged and collateral
36 Capital adequacy
37 Assets under management
38 Litigation
39 Significant subsidiaries and equity method investments
40 Subsidiary guarantee information
41 Credit Suisse Group parent company
42 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
43 Risk assessment

Report of the Independent Registered Public Accounting Firm

Credit Suisse Group AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Group’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 3, 2014 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

KPMG AG

Simon Ryder                                        Anthony Anzevino

Licensed Audit Expert                          Global Lead Partner

Auditor in Charge

Zurich, Switzerland

April 3, 2014

[this page intentionally left blank]

Consolidated financial statements

Consolidated statements of operations
	Reference to notes	in
		2013	2012	2011
Consolidated statements of operations (CHF million)
Interest and dividend income	6	19,556	22,090	22,976
Interest expense	6	(11,441)	(14,947)	(16,550)
Net interest income	6	8,115	7,143	6,426
Commissions and fees	7	13,226	12,724	12,638
Trading revenues	8	2,739	1,196	5,021
Other revenues	9	1,776	2,548	1,806
Net revenues		25,856	23,611	25,891
Provision for credit losses	10	167	170	187
Compensation and benefits	11	11,256	12,303	13,001
General and administrative expenses	12	8,599	7,246	7,293
Commission expenses		1,738	1,702	1,939
Total other operating expenses		10,337	8,948	9,232
Total operating expenses		21,593	21,251	22,233
Income from continuing operations before taxes		4,096	2,190	3,471
Income tax expense	27	1,276	465	656
Income from continuing operations		2,820	1,725	2,815
Income/(loss) from discontinued operations, net of tax	4	145	(40)	(25)
Net income		2,965	1,685	2,790
Net income attributable to noncontrolling interests		639	336	837
Net income/(loss) attributable to shareholders		2,326	1,349	1,953
of which from continuing operations		2,181	1,389	1,978
of which from discontinued operations		145	(40)	(25)
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	13	1.14	0.82	1.34
Basic earnings/(loss) per share from discontinued operations	13	0.08	(0.03)	(0.02)
Basic earnings per share	13	1.22	0.79	1.32
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	13	1.14	0.82	1.34
Diluted earnings/(loss) per share from discontinued operations	13	0.08	(0.03)	(0.02)
Diluted earnings per share	13	1.22	0.79	1.32

Consolidated statements of comprehensive income
in	2013	2012	2011
Comprehensive income (CHF million)
Net income	2,965	1,685	2,790
Gains/(losses) on cash flow hedges	18	37	(33)
Foreign currency translation	(1,021)	(1,114)	(263)
Unrealized gains/(losses) on securities	(32)	(15)	(18)
Actuarial gains/(losses)	1,044	(50)	(615)
Net prior service credit/(cost)	(95)	248	395
Other comprehensive income/(loss), net of tax	(86)	(894)	(534)
Comprehensive income	2,879	791	2,256
Comprehensive income attributable to noncontrolling interests	525	211	882
Comprehensive income attributable to shareholders	2,354	580	1,374

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2013	2012
Assets (CHF million)
Cash and due from banks		68,692	61,763
of which reported at fair value		527	569
of which reported from consolidated VIEs		952	1,750
Interest-bearing deposits with banks		1,515	1,945
of which reported at fair value		311	627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	160,022	183,455
of which reported at fair value		96,587	113,664
of which reported from consolidated VIEs		1,959	117
Securities received as collateral, at fair value		22,800	30,045
of which encumbered		17,964	17,767
Trading assets, at fair value	15	229,413	256,399
of which encumbered		72,976	70,948
of which reported from consolidated VIEs		3,610	4,697
Investment securities	16	2,987	3,498
of which reported at fair value		2,987	3,498
of which reported from consolidated VIEs		100	23
Other investments	17	10,329	12,022
of which reported at fair value		7,596	8,994
of which reported from consolidated VIEs		1,983	2,289
Net loans	18	247,054	242,223
of which reported at fair value		19,457	20,000
of which encumbered		638	535
of which reported from consolidated VIEs		4,207	6,053
allowance for loan losses		(869)	(922)
Premises and equipment	19	5,091	5,618
of which reported from consolidated VIEs		513	581
Goodwill	20	7,999	8,389
Other intangible assets	21	210	243
of which reported at fair value		42	43
Brokerage receivables		52,045	45,768
Other assets	22	63,065	72,912
of which reported at fair value		31,518	37,275
of which encumbered		722	1,495
of which reported from consolidated VIEs		14,330	14,536
Assets of discontinued operations held-for-sale		1,584	–
Total assets		872,806	924,280

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2013	2012
Liabilities and equity (CHF million)
Due to banks	23	23,108	31,014
of which reported at fair value		1,450	3,413
Customer deposits	23	333,089	308,312
of which reported at fair value		3,252	4,643
of which reported from consolidated VIEs		265	247
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	94,032	132,721
of which reported at fair value		76,104	108,784
Obligation to return securities received as collateral, at fair value		22,800	30,045
Trading liabilities, at fair value	15	76,635	90,816
of which reported from consolidated VIEs		93	125
Short-term borrowings		20,193	18,641
of which reported at fair value		6,053	4,513
of which reported from consolidated VIEs		4,286	9,582
Long-term debt	24	130,042	148,134
of which reported at fair value		63,369	65,384
of which reported from consolidated VIEs		12,992	14,532
Brokerage payables		73,154	64,676
Other liabilities	22	51,447	57,637
of which reported at fair value		21,973	26,871
of which reported from consolidated VIEs		710	1,228
Liabilities of discontinued operations held-for-sale		1,140	–
Total liabilities		825,640	881,996
Common shares		64	53
Additional paid-in capital		27,853	23,636
Retained earnings		30,261	28,171
Treasury shares, at cost		(139)	(459)
Accumulated other comprehensive income/(loss)	25	(15,875)	(15,903)
Total shareholders' equity		42,164	35,498
Noncontrolling interests		5,002	6,786
Total equity		47,166	42,284

Total liabilities and equity		872,806	924,280

	Reference to notes	end of
		2013	2012
Additional share information
Par value (CHF)		0.04	0.04
Authorized shares [1]		2,269,616,660	2,118,134,039
Common shares issued	25	1,596,119,349	1,320,829,922
Treasury shares	25	(5,183,154)	(27,036,831)
Shares outstanding	25	1,590,936,195	1,293,793,091
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests		Total equity
2013 (CHF million)
Balance at beginning of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786		42,284
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	216		–	–	–	216	(22)		194
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(2,467)		(2,467)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	438		438
Net income/(loss)	–	–		2,326	–	–	2,326	651	[3]	2,977
Total other comprehensive income/(loss), net of tax	–	–		–	–	28	28	(114)		(86)
Issuance of common shares	11	4,222		–	–	–	4,233	–		4,233
Sale of treasury shares	–	(50)		–	10,360	–	10,310	–		10,310
Repurchase of treasury shares	–	–		–	(10,202)	–	(10,202)	–		(10,202)
Share-based compensation, net of tax	–	213	[4]	–	162	–	375	–		375
Financial instruments indexed to own shares [5]	–	(93)		–	–	–	(93)	–		(93)
Dividends paid	–	(269)	[6]	(236)	–	–	(505)	(59)		(564)
Changes in redeemable noncontrolling interests	–	(13)		–	–	–	(13)	–		(13)
Changes in scope of consolidation, net	–	–		–	–	–	–	(211)		(211)
Other	–	(9)		–	–	–	(9)	–		(9)
Balance at end of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002		47,166
2012 (CHF million)
Balance at beginning of period	49	21,796		27,053	(90)	(15,134)	33,674	7,411		41,085
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	44		–	–	–	44	(4)		40
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–	–	–	(809)		(809)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	116		116
Net income/(loss)	–	–		1,349	–	–	1,349	347		1,696
Total other comprehensive income/(loss), net of tax	–	–		–	–	(769)	(769)	(125)		(894)
Issuance of common shares	4	1,926		–	–	–	1,930	–		1,930
Sale of treasury shares	–	(3)		–	8,358	–	8,355	–		8,355
Repurchase of treasury shares	–	–		–	(8,859)	–	(8,859)	–		(8,859)
Share-based compensation, net of tax	–	932		–	132	–	1,064	–		1,064
Financial instruments indexed to own shares	–	(9)		–	–	–	(9)	–		(9)
Dividends paid	–	(1,011)		(231)	–	–	(1,242)	(54)		(1,296)
Changes in redeemable noncontrolling interests	–	(7)		–	–	–	(7)	–		(7)
Changes in scope of consolidation, net	–	–		–	–	–	–	(96)		(96)
Other	–	(32)		–	–	–	(32)	–		(32)
Balance at end of period	53	23,636		28,171	(459)	(15,903)	35,498	6,786		42,284
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Net income attributable to noncontrolling interests excludes CHF (12) million due to redeemable noncontrolling interests.
4 Includes a net tax charge of CHF 24 million from the excess recognized compensation expense over fair value of shares delivered.
5
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

6 Paid out of reserves from capital contributions.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2011 (CHF million)
Balance at beginning of period	47	23,026	25,316	(552)	(14,555)	33,282	9,733	43,015
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	6	–	–	–	6	(106)	(100)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3,042)	(3,042)
Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(7)	–	–	–	(7)	7	–
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	522	522
Net income/(loss)	–	–	1,953	–	–	1,953	788	2,741
Total other comprehensive income/(loss), net of tax	–	–	–	–	(579)	(579)	45	(534)
Issuance of common shares	2	1,125	–	–	–	1,127	–	1,127
Sale of treasury shares	–	(102)	–	11,955	–	11,853	–	11,853
Repurchase of treasury shares	–	–	–	(11,790)	–	(11,790)	–	(11,790)
Share-based compensation, net of tax	–	(145)	–	297	–	152	–	152
Financial instruments indexed to own shares	–	164	–	–	–	164	–	164
Dividends paid	–	(1,646)	(216)	–	–	(1,862)	(86)	(1,948)
Changes in redeemable noncontrolling interests	–	(625)	–	–	–	(625)	(140)	(765)
Changes in scope of consolidation	–	–	–	–	–	–	(310)	(310)
Balance at end of period	49	21,796	27,053	(90)	(15,134)	33,674	7,411	41,085

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2013	2012	2011
Operating activities of continuing operations (CHF million)
Net income	2,965	1,685	2,790
(Income)/loss from discontinued operations, net of tax	(145)	40	25
Income from continuing operations	2,820	1,725	2,815
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	1,345	1,294	1,196
Provision for credit losses	167	170	187
Deferred tax provision/(benefit)	695	(255)	170
Share of net income/(loss) from equity method investments	34	80	(45)
Trading assets and liabilities, net	13,961	(14,348)	39,134
(Increase)/decrease in other assets	(6,902)	(1,146)	(7,755)
Increase/(decrease) in other liabilities	9,992	(4,772)	5,859
Other, net	(38)	4,584	(2,939)
Total adjustments	19,254	(14,393)	35,807
Net cash provided by/(used in) operating activities of continuing operations	22,074	(12,668)	38,622
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	538	184	(732)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	17,120	46,952	(15,221)
Purchase of investment securities	(677)	(480)	(1,542)
Proceeds from sale of investment securities	176	936	2,118
Maturities of investment securities	832	1,626	2,462
Investments in subsidiaries and other investments	(1,792)	(2,039)	(1,782)
Proceeds from sale of other investments	3,737	3,104	6,784
(Increase)/decrease in loans	(9,126)	(11,022)	(17,237)
Proceeds from sales of loans	1,483	1,090	689
Capital expenditures for premises and equipment and other intangible assets	(903)	(1,242)	(1,739)
Proceeds from sale of premises and equipment and other intangible assets	9	26	11
Other, net	122	3,683	222
Net cash provided by/(used in) investing activities of continuing operations	11,519	42,818	(25,967)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2013	2012	2011
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	22,463	(12,567)	27,740
Increase/(decrease) in short-term borrowings	6,002	(7,840)	4,098
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(36,347)	(39,958)	7,182
Issuances of long-term debt	39,090	38,405	34,234
Repayments of long-term debt	(55,135)	(55,936)	(37,127)
Issuances of common shares	976	1,930	1,127
Sale of treasury shares	9,764	8,355	11,853
Repurchase of treasury shares	(10,202)	(8,859)	(11,790)
Dividends paid	(564)	(1,296)	(1,948)
Other, net	(468)	394	(2,508)
Net cash provided by/(used in) financing activities of continuing operations	(24,421)	(77,372)	32,861
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,216)	(1,242)	(632)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(1,027)	(346)	222
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	6,929	(48,810)	45,106

Cash and due from banks at beginning of period	61,763	110,573	65,467
Cash and due from banks at end of period	68,692	61,763	110,573

Supplemental cash flow information
in	2013	2012	2011
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	833	1,073	1,099
Cash paid for interest	11,876	15,004	17,238
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	4	2,418	0
Fair value of liabilities assumed	0	2,418	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	374	0	0
Liabilities sold	170	0	0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements

1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Group ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation which had no impact on net income/(loss) or total shareholders’ equity.
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
Group entities that qualify as broker-dealer entities as defined by ASC Topic 940 – Financial Services – Brokers and Dealers do not consolidate investments in voting interest entities that would otherwise qualify for consolidation when the investment is held on a temporary basis for trading purposes. In addition, subsidiaries that are strategic components of a broker-dealers’ operations are consolidated regardless of holding intent.

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
For the purpose of consolidation, the assets and liabilities of Group companies with functional currencies other than Swiss francs are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated using the weighted average foreign exchange rate for the year. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity. Cumulative translation adjustments are released from AOCI and recorded in the consolidated statements of operations when the Group disposes and loses control of a consolidated foreign subsidiary.

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
> Refer to “Fair value option” in Note 34 – Financial instruments for further information.

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
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” for further information on the Group’s transfer activities.

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

Derivatives
Freestanding >>>derivative contracts are carried at fair value in the consolidated balance sheets regardless of whether these instruments are held for trading or risk management purposes. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes. When derivative features embedded in certain contracts that meet the definition of a derivative are not considered clearly and closely related to the host contract, either the embedded feature is accounted for separately at fair value or the entire contract, including the embedded feature, is accounted for at fair value. In both cases, changes in fair value are recorded in the consolidated statements of operations. If separated for measurement purposes, the derivative is recorded in the same line item in the consolidated balance sheets as the host contract.
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
Equity method investments and non-marketable equity securities held by broker-dealer entities as defined by ASC Topic 940 – Financial Services – Brokers and Dealers are measured at fair value and reported in trading assets when the intent of the broker-dealer entity is to hold the asset temporarily for trading purposes. Changes in fair value are reported in trading revenues.
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
Loans that were modified in a troubled debt restructuring are reported as restructured loans. Generally, a restructured loan would have been considered impaired and an associated allowance for loan losses would have been established prior to the restructuring. Loans modified in a troubled debt restructuring are reported as restructured loans to the end of the reporting year in which the loan was modified or for as long as an allowance for loan losses based on the terms specified by the restructuring agreement is associated with the restructured loan or an interest concession made at the time of the restructuring exists. In making the determination of whether an interest rate concession has been made, market interest rates for loans with comparable risk to borrowers of the same credit quality are considered. Loans that have been restructured in a troubled debt restructuring and are performing according to the new terms continue to accrue interest. Loan restructurings may include the receipt of assets in satisfaction of the loan, the modification of loan terms (e.g., reduction of interest rates, extension of maturity dates at a stated interest rate lower than the current market rate for new loans with similar risk, or reduction in principal amounts and/or accrued interest balances) or a combination of both.
Potential problem loans are impaired loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans are evaluated for impairment on an individual basis and an allowance for loan losses is established as necessary. Potential problem loans continue to accrue interest.
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

Purchased impaired loans
Purchased loans for which it is probable at acquisition that all contractually required payments will not be received are recorded at their net purchase price and no allowances are carried over. The excess of the estimated cash flows to be collected over the amount paid is accreted into interest income over the estimated recovery period when reasonable estimates can be made about the timing and amount of recovery. The Group does not consider such loans to be impaired at the time of acquisition. Such loans are deemed impaired only if the Group’s estimate of cash to be received decreases below the estimate at the time of acquisition. Increases in the estimated expected recovery are recorded as a reversal of allowances, if any, and then recognized as an adjustment of the effective yield of the loan.

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
Under the investment method, the contracts are initially recognized at the transaction price plus any directly related external costs and are recorded in other investments. Subsequently, all continuing premium payments made are capitalized unless the aggregated carrying value exceeds fair value, in which case an impairment allowance is established so that the carrying value does not exceed fair value.

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
The Group actively manages the interest rate risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps. In particular, fixed rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value this fixed rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008 and instead applies hedge accounting per the guidance of ASC Topic 815 – Derivatives and Hedging.
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
The funded status of the Group’s defined benefit post-retirement and pension plans is recognized in the consolidated balance sheets.
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs or credits are amortized to net periodic pension and other post-retirement benefit costs on a straight-line basis over the average remaining service life of active employees expected to receive benefits.
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
In circumstances where the Group contracts to provide multiple products, services or rights to a counterparty, an evaluation is made as to whether separate revenue recognition events have occurred. This evaluation considers the stand-alone value of items already delivered and if there is a right of return or warranties on delivered items and services, and the probability of delivery of remaining undelivered items or services. This evaluation is made on a transaction-by-transaction basis.
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

2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 210 – Balance Sheet
In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, “Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11), an update to ASC Topic 210 – Balance Sheet. The amendments in ASU 2011-11 require an entity to prepare additional disclosures about offsetting and related arrangements. In January 2013, the FASB issued ASU 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (ASU 2013-01), an update to ASC Topic 210 – Balance Sheet. ASU 2013-01 clarifies the scope of ASU 2011-11. The adoption of ASU 2011-11 and ASU 2013-01 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” for further information.

ASC Topic 220 – Comprehensive Income
In January 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02), an update to ASC Topic 220 – Comprehensive Income. The amendments require an entity to provide information about the amounts reclassified out of AOCI by component. The adoption of ASU 2013-02 on January 1, 2013 did not have an impact on the Group’s financial position, results of operations or cash flows.
> Refer to “Note 25 – Accumulated other comprehensive income and additional share information” for further information.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income” (ASU 2011-05), an update to ASC Topic 220 – Comprehensive Income. ASU 2011-05 provides an entity with the option to present total comprehensive income either in a single continuous statement or in two separate but consecutive statements. The adoption of ASU 2011-05 on January 1, 2012 did not have an impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 350 – Intangibles – Goodwill and Other
In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment” (ASU 2011-08), an update to ASC Topic 350 – Intangibles – Goodwill and Other. The amendments in ASU 2011-08 permit an entity to qualitatively assess whether the >>>fair value of the reporting unit is less than the carrying amount. Based on the qualitative assessment, if an entity determines that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the entity must perform step one of the goodwill impairment test by calculating the fair value of the reporting unit and comparing the fair value to the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. The adoption of ASU 2011-08 on January 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 360 – Property, Plant and Equipment
In December 2011, the FASB issued ASU 2011-10, “Derecognition of in Substance Real Estate – a Scope Clarification, a consensus of the FASB Emerging Issues Task Force” (ASU 2011-10), an update to ASC Topic 360 – Property, Plant and Equipment. ASU 2011-10 specifies that the guidance in ASC Subtopic 360-20, Property, Plant and Equipment – Real Estate Sales, would apply to an entity that ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s non-recourse debt. The adoption of ASU 2011-10 on July 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

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
> Refer to “Note 34 – Financial instruments” for further information.

ASC Topic 830 – Foreign Currency Matters
In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity” (ASU 2013-05), an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective prospectively for interim and annual reporting periods beginning after December 15, 2013 with early adoption permitted. The Group elected to early adopt ASU 2013-05 on January 1, 2013 which did not have a material impact on the Group’s financial position, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In April 2011, the FASB issued ASU 2011-03, “Reconsideration of Effective Control for Repurchase Agreements” (ASU 2011-03), an update to ASC Topic 860 – Transfers and Servicing. Prior guidance prescribed when an entity may or may not recognize a sale upon the transfer of financial assets subject to repurchase agreements. That determination was based, in part, on whether the entity has maintained effective control over the transferred financial assets. ASU 2011-03 removed from the assessment of effective control the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets. The adoption of ASU 2011-03 on January 1, 2012 did not have a material impact on the Group’s financial position, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 946 – Financial Services – Investment Companies
In June 2013, the FASB issued ASU 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU 2013-08), an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. The adoption of ASU 2013-08 on January 1, 2014 did not have a material impact on the Group’s financial position, results of operations or cash flows.

3 Business developments, significant shareholders and subsequent events
The Group’s significant business developments for the 2013 as well as the Group’s significant shareholders are discussed below.

Business developments
Divestitures
The following divestiture occurred in 2013 and was not presented as a discontinued operation:
In August 2013, the Group completed the sale of JO Hambro resulting in net releases of CHF 84 million in cumulative translation adjustments, which does not include the net gain on sale of CHF 28 million, reflected in Private Banking & Wealth Management.
> Refer to “Note 4 – Discontinued operations” for further information on business divestitures.
> Refer to “Note 25 – Accumulated other comprehensive income and additional share information” for further information.

Mergers and acquisitions
Credit Suisse announced an agreement to acquire Morgan Stanley’s private wealth management businesses in the Europe, Middle East and Africa (EMEA) region, excluding Switzerland. The business is based in the UK, Italy and Dubai, serving predominantly international >>>ultra-high-net-worth individuals (UHNWI) and >>>high-net-worth individual (HNWI) clients cross Europe. The acquisition, which was structured as an asset purchase for the businesses involved, partially closed in December 2013 and is expected to be completed during the course of 2014.

Introduction of non-strategic units
In the fourth quarter of 2013, the Group created non-strategic units within its Private Banking & Wealth Management and Investment Banking divisions and separated non-strategic items in the Corporate Center to further accelerate its reduction of capital and costs associated with non-strategic activities and positions and to shift resources to focus on its strategic businesses and growth initiatives.

Significant shareholders
In a disclosure notification that the Group published on April 6, 2013, the Group was notified that as of February 25, 2013, The Olayan Group, through its registered entity Crescent Holding GmbH, held 88.5 million shares, or 6.7%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from The Olayan Group relating to holdings of registered Group shares in 2013.
In a disclosure notification that the Group published on October 31, 2013, the Group was notified that as of October 23, 2013, Qatar Investment Authority, through its registered entity Qatar Holding LLC, held 82.0 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Qatar Investment Authority relating to holdings of registered Group shares in 2013.
In a disclosure notification that the Group published on November 9, 2013, the Group was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2013.

Subsequent events
In March 2014, the Group completed the spin-off of its DLJ Merchant Banking Partners business for no consideration to an entity controlled by members of current management. The Group will retain certain carried interest rights.
In March 2014, the Group required employees who hold outstanding 2011 Partner Asset Facility (PAF2) awards to reallocate their PAF2 awards. PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group terminated the PAF2 awards and exchanged them at fair value for other compensation awards.
> Refer to “Note 28 – Employee deferred compensation” for further information on the reallocation of PAF2 awards.

On March 21, 2014, the Group entered into an agreement with the Federal Housing Finance Agency (FHFA) to settle litigation claims related to the sale of approximately USD 16.6 billion of residential mortgage-backed securities between 2005 and 2007. Under the terms of the agreement, the Group will pay USD 885 million to resolve all claims in two pending securities lawsuits filed by the FHFA against Credit Suisse.
On April 3, 2014, the Group announced that its previously reported 2013 results were updated to reflect additional litigation provisions in connection with the US tax matter.
> Refer to “Note 38 – Litigation” for further information.

4 Discontinued operations
In July 2013, the Group completed the sale of its exchange-traded funds (ETF) business to BlackRock and recognized a pre-tax gain on disposal of CHF 146 million in the third quarter of 2013 net of allocated goodwill of CHF 72 million. The sale price received by the Group may increase through future contingent payments, if specified thresholds are met. BlackRock is a company unrelated to the Group.
In August 2013, the Group announced the sale of Customized Fund Investment Group (CFIG), its private equity fund of funds and co-investment business, to Grosvenor Capital Management. This transaction was completed in January 2014 and related gains of approximately CHF 90 million will be recognized in the first quarter of 2014. As of December 31, 2013, CFIG had total assets of CHF 31 million that were held-for-sale. The Group will continue to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Group.
In August 2013, the Group completed the sale of Strategic Partners, its dedicated secondary private equity business, to Blackstone and recognized a pre-tax gain on disposal of CHF 91 million in the third quarter of 2013 net of allocated goodwill of CHF 37 million. The Group will continue to receive carried interest from (and guarantee related claw-back obligations), hold limited partner interests in, and have unfunded commitments to, investment funds managed by Strategic Partners. The Group will also continue to guarantee minimum investment returns to certain third-party investors under existing side letter agreements. Blackstone is a company unrelated to the Group.
In December 2013, the Group completed the spin-off of DLJ Investment Partners, a dedicated private equity mezzanine investment business of the Group, to Portfolio Advisors, LLC with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations for any of the periods reported. Portfolio Advisors, LLC is a company unrelated to the Group.
In December 2013, the Group announced the sale of its domestic private banking business booked in Germany (German private banking business) to ABN AMRO. This transaction is subject to customary closing conditions and is expected to close in the course of 2014. As of December 31, 2013, the German private banking business had total assets and liabilities of CHF 1,553 million and CHF 1,140 million, respectively, that were held-for-sale. ABN AMRO is a company unrelated to the Group.

Assets held-for-sale
end of	2013
German private banking business (CHF million)
Cash	960
Loans	575
Other assets	18
Total assets held-for-sale	1,553
CFIG (CHF million)
Fees receivable	8
Goodwill	23
Total assets held-for-sale	31
Group (CHF million)
Total assets held-for-sale	1,584

Liabilities held-for-sale
end of	2013
German private banking business (CHF million)
Deposits	1,118
Other liabilities	22
Total liabilities held-for-sale	1,140
Group (CHF million)
Total liabilities held-for-sale	1,140

For the operations discontinued in 2013, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented. The assets and liabilities of discontinued operations for which the sale has not yet been completed are presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, and prior periods are not reclassified.

Income/(loss) from discontinued operations
in	2013	2012	2011
Operations-related (CHF million)
Net revenues	233	288	284
of which German private banking business	52	54	61
of which ETF business	29	53	36
of which Strategic Partners	33	60	42
of which CFIG	114	116	127
Operating expenses	158	296	294
of which German private banking business	71	108	98
of which ETF business	23	49	50
of which Strategic Partners	8	38	30
of which CFIG	51	88	98
Income tax expense/(benefit)	38	32	15
of which German private banking business	(6)	2	(11)
of which ETF business	5	2	(2)
of which Strategic Partners	10	15	7
of which CFIG	29	16	21
Income/(loss), net of tax	37	(40)	(25)
of which German private banking business	(13)	(56)	(26)
of which ETF business	1	2	(12)
of which Strategic Partners	15	7	5
of which CFIG	34	12	8
Transaction-related (CHF million)
Gain on disposal	237	–	–
of which ETF business	146	–	–
of which Strategic Partners	91	–	–
Transaction-related expenses	93	–	–
of which ETF business	11	–	–
of which Strategic Partners	22	–	–
of which CFIG	56	–	–
Income tax expense/(benefit)	36	–	–
of which ETF business	21	–	–
of which Strategic Partners	40	–	–
of which CFIG	(24)	–	–
Income/(loss), net of tax	108	–	–
of which ETF business	114	–	–
of which Strategic Partners	29	–	–
of which CFIG	(32)	–	–
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	145	(40)	(25)
of which German private banking business	(13)	(56)	(26)
of which ETF business	115	2	(12)
of which Strategic Partners	44	7	5
of which CFIG	2	12	8

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
The segment information reflects the Group’s reportable segments as follows:

– Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Wealth Management Clients serves >>>UHNWI and >>>HNWI around the globe in addition to affluent and retail clients in Switzerland. Corporate & Institutional Clients serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across asset classes and for all investment styles, serving governments, institutions, corporations and individuals worldwide.
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
Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures the full funding costs allocation under normal business conditions, but it is of even greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.

Net revenues and income/(loss) from continuing operations before taxes
in	2013	2012	2011
Net revenues (CHF million)
Private Banking & Wealth Management	13,442	13,474	13,397
Investment Banking	12,565	12,558	10,460
Corporate Center	(790)	(2,781)	1,238
Noncontrolling interests without SEI	639	360	796
Net revenues	25,856	23,611	25,891
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	3,240	3,775	2,961
Investment Banking	1,719	2,002	(593)
Corporate Center	(1,455)	(3,889)	391
Noncontrolling interests without SEI	592	302	712
Income from continuing operations before taxes	4,096	2,190	3,471

Total assets
end of	2013	2012
Total assets (CHF million)
Private Banking & Wealth Management	279,139	275,683
Investment Banking	502,799	563,758
Corporate Center	87,244	80,733
Noncontrolling interests without SEI	3,624	4,106
Total assets	872,806	924,280
Beginning in the first quarter of 2013, segment assets exclude intra-group balances between the segments. Prior period has been reclassified to conform to the current presentation.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2013	2012	2011
Net revenues (CHF million)
Switzerland	8,035	8,769	8,546
EMEA	4,744	3,243	6,429
Americas	10,810	9,763	9,182
Asia Pacific	2,267	1,836	1,734
Net revenues	25,856	23,611	25,891
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	642	1,680	455
EMEA	157	(1,581)	1,350
Americas	3,365	2,915	2,586
Asia Pacific	(68)	(824)	(920)
Income from continuing operations before taxes	4,096	2,190	3,471
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Group is managed.

Total assets by geographic location
end of	2013	2012
Total assets (CHF million)
Switzerland	200,044	199,595
EMEA	194,675	222,483
Americas	398,198	421,418
Asia Pacific	79,889	80,784
Total assets	872,806	924,280
The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2013	2012	2011
Net interest income (CHF million)
Loans	4,843	4,861	4,863
Investment securities	45	64	97
Trading assets	10,057	11,945	11,695
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,517	2,940	3,265
Other	2,094	2,280	3,056
Interest and dividend income	19,556	22,090	22,976
Deposits	(978)	(1,345)	(1,675)
Short-term borrowings	(132)	(184)	(69)
Trading liabilities	(5,083)	(6,833)	(7,125)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,156)	(1,677)	(1,621)
Long-term debt	(3,846)	(4,632)	(5,659)
Other	(246)	(276)	(401)
Interest expense	(11,441)	(14,947)	(16,550)
Net interest income	8,115	7,143	6,426

7 Commissions and fees
in	2013	2012	2011
Commissions and fees (CHF million)
Lending business	1,814	1,513	1,296
Investment and portfolio management	3,944	3,715	3,768
Other securities business	106	110	120
Fiduciary business	4,050	3,825	3,888
Underwriting	1,647	1,561	1,479
Brokerage	3,933	3,686	4,055
Underwriting and brokerage	5,580	5,247	5,534
Other services	1,782	2,139	1,920
Commissions and fees	13,226	12,724	12,638

8 Trading revenues
in	2013	2012	2011
Trading revenues (CHF million)
Interest rate products	1,025	2,707	6,794
Foreign exchange products	1,203	559	(4,433)
Equity/index-related products	956	140	1,645
Credit products	(879)	(3,306)	522
Commodity, emission and energy products	340	198	361
Other products	94	898	132
Trading revenues	2,739	1,196	5,021
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

9 Other revenues
in	2013	2012	2011
Other revenues (CHF million)
Noncontrolling interests without SEI	658	336	701
Loans held-for-sale	(5)	(37)	(4)
Long-lived assets held-for-sale	30	458	(40)
Equity method investments	251	150	141
Other investments	315	749	457
Other	527	892	551
Other revenues	1,776	2,548	1,806

10 Provision for credit losses
in	2013	2012	2011
Provision for credit losses (CHF million)
Provision for loan losses	166	159	141
Provision for lending-related and other exposures	1	11	46
Provision for credit losses	167	170	187

11 Compensation and benefits
in	2013	2012	2011
Compensation and benefits (CHF million)
Salaries and variable compensation	9,678	10,717	11,286
Social security	778	769	865
Other [1]	800	817	850
Compensation and benefits [2]	11,256	12,303	13,001
1 Includes pension and other post-retirement expense of CHF 490 million, CHF 532 million and CHF 610 million in 2013, 2012 and 2011, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 218 million, CHF 456 million and CHF 715 million in 2013, 2012 and 2011, respectively.

12 General and administrative expenses
in	2013	2012	2011
General and administrative expenses (CHF million)
Occupancy expenses	1,186	1,220	1,122
IT, machinery, etc.	1,517	1,469	1,448
Provisions and losses	2,136	694	704
Travel and entertainment	355	394	441
Professional services	1,952	1,919	2,060
Goodwill impairment	12	0	0
Amortization and impairment of other intangible assets	25	36	30
Other	1,416	1,514	1,488
General and administrative expenses	8,599	7,246	7,293

13 Earnings per share
in	2013	2012	2011
Basic net income attributable to shareholders (CHF million)
Income from continuing operations	2,181	1,389	1,978
Income/(loss) from discontinued operations, net of tax	145	(40)	(25)
Net income attributable to shareholders	2,326	1,349	1,953
Preferred securities dividends	(236)	(231)	(216)
Net income attributable to shareholders for basic earnings per share	2,090	1,118	1,737
Available for common shares	1,868	1,044	1,641
Available for unvested share-based payment awards	152	66	96
Available for mandatory convertible securities [1]	70	8	–
Diluted net income attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	2,090	1,118	1,737
Income impact of assumed conversion on contracts that may be settled in shares or cash [2]	–	–	–
Net income attributable to shareholders for diluted earnings per share	2,090	1,118	1,737
Available for common shares	1,868	1,044	1,641
Available for unvested share-based payment awards	152	66	96
Available for mandatory convertible securities [1]	70	8	–
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,532.9	1,320.4	1,239.3
Dilutive contracts that may be settled in shares or cash [3]	–	–	–
Dilutive share options and warrants	1.4	4.9	2.9
Dilutive share awards	1.2	1.8	5.3
Weighted-average shares outstanding for diluted earnings per share available for common shares [4]	1,535.5	1,327.1	1,247.5
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	125.0	97.3	72.6
Weighted-average shares outstanding for basic/diluted earnings per share available for mandatory convertible securities [1]	63.0	97.1	–
Basic earnings per share available for common shares (CHF)
Basic earnings per share from continuing operations	1.14	0.82	1.34
Basic earnings/(loss) per share from discontinued operations	0.08	(0.03)	(0.02)
Basic earnings per share available for common shares	1.22	0.79	1.32
Diluted earnings per share available for common shares (CHF)
Diluted earnings per share from continuing operations	1.14	0.82	1.34
Diluted earnings/(loss) per share from discontinued operations	0.08	(0.03)	(0.02)
Diluted earnings per share available for common shares	1.22	0.79	1.32
Prior periods have been adjusted to reflect the increase in the number of shares outstanding that arose from the 2013 stock dividend, as required under US GAAP.
1 Reflects MACCS issued in July 2012 that were mandatorily convertible into shares on March 29, 2013, which shares were settled and delivered on April 8, 2013.
2
Reflects changes in the fair value of the PAF2 units which are reflected in the net profit of the Group until the awards are finally settled. Fair value of the PAF2 units which are reflected in the net profit of the Group are not adjusted for 2013 and 2012, respectively, as the effect would be antidilutive.

3
Reflects weighted-average shares outstanding on PAF2 units. Weighted-average shares on PAF2 units for 2013 and 2012, respectively, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

4
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 35.9 million, 50.3 million and 37.3 million for 2013, 2012 and 2011, respectively.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2013	2012
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	100,244	121,242
Deposits paid for securities borrowed	59,778	62,213
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,022	183,455
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	86,828	120,164
Deposits received for securities lent	7,204	12,557
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	132,721

>>>Repurchase and >>>reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. In the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2013 and 2012.

15 Trading assets and liabilities
end of	2013	2012
Trading assets (CHF million)
Debt securities	110,116	135,871
Equity securities [1]	76,695	74,895
Derivative instruments [2]	31,603	33,208
Other	10,999	12,425
Trading assets	229,413	256,399
Trading liabilities (CHF million)
Short positions	40,161	51,303
Derivative instruments [2]	36,474	39,513
Trading liabilities	76,635	90,816
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	2013	2012
Cash collateral – netted (CHF million) [1]
Cash collateral paid	23,870	36,662
Cash collateral received	20,500	33,373
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	8,359	10,904
Cash collateral received	11,663	12,224
1 Recorded as cash collateral netting on derivative instruments in Note 26 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 22 – Other assets and other liabilities.

16 Investment securities
end of	2013	2012
Investment securities (CHF million)
Securities available-for-sale	2,987	3,498
Total investment securities	2,987	3,498

Investment securities by type
	2013				2012
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	389	15	2	402	452	31	0	483
Debt securities issued by foreign governments	1,350	39	1	1,388	1,523	82	0	1,605
Corporate debt securities	590	16	0	606	823	22	0	845
Collateralized debt obligations	480	11	1	490	448	22	0	470
Debt securities available-for-sale	2,809	81	4	2,886	3,246	157	0	3,403
Banks, trust and insurance companies	74	18	0	92	73	14	0	87
Industry and all other	9	0	0	9	8	0	0	8
Equity securities available-for-sale	83	18	0	101	81	14	0	95
Securities available-for-sale	2,892	99	4	2,987	3,327	171	0	3,498

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2013 (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	168	2	0	0	168	2
Debt securities issued by foreign governments	109	1	0	0	109	1
Collateralized debt obligations	10	1	0	0	10	1
Debt securities available-for-sale	287	4	0	0	287	4

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

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2013		2012		2011
in	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	163	13	294	642	2,117	1
Realized gains	7	1	14	294	40	0
Realized losses	0	0	(2)	0	(22)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2013 (CHF million)
Due within 1 year	543	547	1.43
Due from 1 to 5 years	1,702	1,760	2.11
Due from 5 to 10 years	475	491	2.13
Due after 10 years	89	88	1.46
Total debt securities	2,809	2,886	1.96

17 Other investments
end of	2013	2012
Other investments (CHF million)
Equity method investments	2,043	2,167
Non-marketable equity securities [1]	6,032	7,296
Real estate held for investment	600	687
Life finance instruments [2]	1,654	1,872
Total other investments	10,329	12,022
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Group has neither significant influence nor control over the investee.

2 Includes life settlement contracts at investment method and SPIA contracts.

Non-marketable equity securities held by subsidiaries that are considered investment companies are held by separate legal entities that are within the scope of ASC Topic 946 – Financial Services – Investment Companies. In addition, non-marketable equity securities held by subsidiaries that are considered broker-dealer entities are held by separate legal entities that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers. Non-marketable equity securities include investments in entities that regularly calculate net asset value (NAV) per share or its equivalent.
> Refer to “Note 34 – Financial instruments” for further information on such investments.

Substantially all non-marketable equity securities are carried at >>>fair value. There were no non-marketable equity securities not carried at fair value that have been in a continuous unrealized loss position.
The Group performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 48 million, CHF 13 million and CHF 3 million were recorded in 2013, 2012 and 2011, respectively.
The accumulated depreciation related to real estate held for investment amounted to CHF 340 million, CHF 330 million and CHF 327 million for 2013, 2012 and 2011, respectively.

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

Loans
end of	2013	2012
Loans (CHF million)
Mortgages	94,978	91,872
Loans collateralized by securities	31,565	27,363
Consumer finance	5,938	6,901
Consumer	132,481	126,136
Real estate [1]	27,312	25,801
Commercial and industrial loans [1]	63,334	63,028
Financial institutions [1]	21,840	25,902
Governments and public institutions [1]	3,047	2,337
Corporate & institutional	115,533	117,068
Gross loans	248,014	243,204
of which held at amortized cost	228,557	223,204
of which held at fair value	19,457	20,000
Net (unearned income)/deferred expenses	(91)	(59)
Allowance for loan losses	(869)	(922)
Net loans	247,054	242,223
Gross loans by location (CHF million)
Switzerland	151,992	151,226
Foreign	96,022	91,978
Gross loans	248,014	243,204
Impaired loan portfolio (CHF million)
Non-performing loans	862	859
Non-interest-earning loans	281	313
Total non-performing and non-interest-earning loans	1,143	1,172
Restructured loans	6	30
Potential problem loans	340	527
Total other impaired loans	346	557
Gross impaired loans	1,489	1,729
1
Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions, and from governments and public institutions to commercial and industrial loans, respectively.

Allowance for loan losses
	2013			2012			2011
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	288	634	922	289	621	910	279	738	1,017
Changes in scope of consolidation	0	(1)	(1)	(18)	0	(18)	0	0	0
Net movements recognized in statements of operations	76	90	166	95	64	159	87	54	141
Gross write-offs	(123)	(163)	(286)	(105)	(96)	(201)	(124)	(175)	(299)
Recoveries	24	30	54	22	22	44	39	2	41
Net write-offs	(99)	(133)	(232)	(83)	(74)	(157)	(85)	(173)	(258)
Provisions for interest	5	21	26	8	21	29	2	12	14
Foreign currency translation impact and other adjustments, net	(3)	(9)	(12)	(3)	2	(1)	6	(10)	(4)
Balance at end of period	267	602	869	288	634	922	289	621	910
of which individually evaluated for impairment	217	437	654	239	457	696	222	428	650
of which collectively evaluated for impairment	50	165	215	49	177	226	67	193	260
Gross loans held at amortized cost (CHF million)
Balance at end of period	132,470	96,087	228,557	126,124	97,080	223,204	121,401	92,262	213,663
of which individually evaluated for impairment [1]	569	920	1,489	661	1,068	1,729	665	1,053	1,718
of which collectively evaluated for impairment	131,901	95,167	227,068	125,463	96,012	221,475	120,736	91,209	211,945
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	2013			2012			2011
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	4,611	4,611	348	4,605	4,953	0	4,121	4,121
Reclassifications from loans held-for-sale [2]	0	275	275	0	216	216	0	0	0
Reclassifications to loans held-for-sale [3]	0	996	996	0	1,323	1,323	0	1,363	1,363
Sales [3]	0	698	698	0	1,058	1,058	0	1,117	1,117
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

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
Internal ratings are assigned to all loans reflecting the Group’s internal view of the credit quality of the obligor. Internal ratings may differ from a counterparty’s external ratings, if one is available. Internal ratings are reviewed at least annually. For the calculation of internal risk estimates and >>>risk-weighted assets, a PD is assigned to each loan. For corporate & institutional loans excluding corporates managed on the Swiss platform, the PD is determined by the internal credit rating. The PD for each rating is calibrated based on historic default experience, using external data from Standard & Poor’s, and backtested to ensure consistency with internal experience. For corporates managed on the Swiss platform and consumer loans, the PD is calculated directly by proprietary statistical rating models, which are based on internally compiled data comprising both quantitative factors (primarily loan-to-value ratio and the borrower’s income level for mortgage lending, and balance sheet information for corporates) and qualitative factors (e.g., credit histories from credit reporting bureaus). In this case, an equivalent rating is assigned for reporting purposes, based on the PD band associated with each rating.
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

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
2013 (CHF million)
Mortgages	302	2,257	17,398	57,033	16,857	883	39	0	0	209	94,978
Loans collateralized by securities	182	349	4,214	24,497	2,131	90	2	6	0	94	31,565
Consumer finance	0	14	226	2,501	1,952	824	43	0	119	248	5,927
Consumer	484	2,620	21,838	84,031	20,940	1,797	84	6	119	551	132,470
Real estate	1,344	1,050	3,511	13,669	6,897	322	0	1	0	72	26,866
Commercial and industrial loans	183	740	1,901	21,232	23,131	3,621	232	6	6	671	51,723
Financial institutions	1,319	1,706	4,041	5,625	2,440	776	14	1	0	112	16,034
Governments and public institutions	78	324	178	440	148	73	223	0	0	0	1,464
Corporate & institutional	2,924	3,820	9,631	40,966	32,616	4,792	469	8	6	855	96,087
Gross loans held at amortized cost	3,408	6,440	31,469	124,997	53,556	6,589	553	14	125	1,406	228,557
Value of collateral [1]	2,553	5,046	28,186	116,971	45,376	3,372	102	1	10	616	202,233
2012 (CHF million)
Mortgages	387	730	12,176	58,491	19,255	599	13	9	0	212	91,872
Loans collateralized by securities	79	57	948	23,357	2,728	92	6	1	0	95	27,363
Consumer finance	0	6	100	3,324	2,065	901	39	0	129	325	6,889
Consumer	466	793	13,224	85,172	24,048	1,592	58	10	129	632	126,124
Real estate [2]	333	374	2,199	14,537	7,762	195	0	0	0	55	25,455
Commercial and industrial loans [2]	166	325	1,580	22,040	23,070	3,467	209	1	47	763	51,668
Financial institutions [2]	2,288	2,087	4,661	5,260	3,566	382	0	33	14	147	18,438
Governments and public institutions	131	50	360	521	127	101	229	0	0	0	1,519
Corporate & institutional	2,918	2,836	8,800	42,358	34,525	4,145	438	34	61	965	97,080
Gross loans held at amortized cost	3,384	3,629	22,024	127,530	58,573	5,737	496	44	190	1,597	223,204
Value of collateral [1]	2,918	2,616	19,526	116,583	48,342	3,210	189	44	15	791	194,234
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
2 Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions.

Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2013 (CHF million)
Mortgages	94,657	103	26	25	167	321	94,978
Loans collateralized by securities	31,365	95	2	12	91	200	31,565
Consumer finance	5,218	377	93	55	184	709	5,927
Consumer	131,240	575	121	92	442	1,230	132,470
Real estate	26,774	19	2	2	69	92	26,866
Commercial and industrial loans	50,879	343	77	74	350	844	51,723
Financial institutions	15,841	87	2	1	103	193	16,034
Governments and public institutions	1,459	5	0	0	0	5	1,464
Corporate & institutional	94,953	454	81	77	522	1,134	96,087
Gross loans held at amortized cost	226,193	1,029	202	169	964	2,364	228,557
2012 (CHF million)
Mortgages	91,527	156	17	11	161	345	91,872
Loans collateralized by securities	27,034	220	3	3	103	329	27,363
Consumer finance	6,116	420	90	52	211	773	6,889
Consumer	124,677	796	110	66	475	1,447	126,124
Real estate [1]	25,296	107	2	2	48	159	25,455
Commercial and industrial loans [1]	50,407	720	27	138	376	1,261	51,668
Financial institutions [1]	18,205	53	2	34	144	233	18,438
Governments and public institutions	1,484	35	0	0	0	35	1,519
Corporate & institutional	95,392	915	31	174	568	1,688	97,080
Gross loans held at amortized cost	220,069	1,711	141	240	1,043	3,135	223,204
1 Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions.

Impaired loans
Categories of impaired loans
In accordance with Group policies, impaired loans include non-performing loans, non-interest-earning loans, restructured loans and potential problem loans.
> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on categories of impaired loans.

As of December 31, 2013 and 2012, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2013 and 2012, the Group did not have any material commitments to lend additional funds to debtors whose loan terms had been modified in troubled debt restructurings.
In 2013, 2012 and 2011 the number of troubled debt restructurings and related financial effects and the number of defaults and related carrying values of loans, which had been restructured within the previous 12 months, were not material.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2013 (CHF million)
Mortgages	167	13	180	0	45	45	225
Loans collateralized by securities	20	71	91	0	4	4	95
Consumer finance	244	5	249	0	0	0	249
Consumer	431	89	520	0	49	49	569
Real estate	53	15	68	0	5	5	73
Commercial and industrial loans	307	144	451	6	258	264	715
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	431	192	623	6	291	297	920
Gross impaired loans	862	281	1,143	6	340	346	1,489
2012 (CHF million)
Mortgages	154	16	170	0	69	69	239
Loans collateralized by securities	18	74	92	0	3	3	95
Consumer finance	315	10	325	0	2	2	327
Consumer	487	100	587	0	74	74	661
Real estate	46	5	51	0	15	15	66
Commercial and industrial loans	268	170	438	30	373	403	841
Financial institutions	58	38	96	0	65	65	161
Corporate & institutional	372	213	585	30	453	483	1,068
Gross impaired loans	859	313	1,172	30	527	557	1,729

Write-off and recovery of loans
Write-off of a loan occurs when it is considered certain that there is no possibility of recovering the outstanding principal. In Investment Banking, a loan is written down to its net book value once the loan provision is greater than 80% of the loan notional amount, unless repayment of the loan is anticipated to occur within the next two quarters. In Private Banking & Wealth Management, write-offs are made, based on an individual counterparty assessment performed by Group credit risk management, if it is certain that parts of a loan will not be recoverable. For collateralized loans, the collateral is assessed and the unsecured exposure is written-off. Write-offs on uncollateralized loans are based on the borrower’s ability to pay back the outstanding loan out of free cash flow. The Group evaluates the recoverability of the loans granted, if a borrower is expected to default wholly or partly on its payment obligations or to meet these only with third-party support. Adjustments are made to reflect the estimated realizable value of the loan or any collateral. Triggers to assess the creditworthiness of a borrower to absorb the adverse developments include for example i) a default on interest or principal payments by more than 90 days, ii) a waiver of interest or principal by the Group, iii) a downgrade of the loan to non-interest-earning, iv) the collection of the debt through seizure order, bankruptcy proceedings or realization of collateral, or v) the insolvency of the borrower. Based on such assessment, Group credit risk management evaluates the need for write-offs individually and on an ongoing basis.
Recoveries of loans previously written off are recorded based on the cash or estimated fair value of other amounts received.

Gross impaired loan details
	2013			2012
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	207	197	28	206	197	32
Loans collateralized by securities	67	63	55	68	66	53
Consumer finance	231	211	134	302	280	154
Consumer	505	471	217	576	543	239
Real estate	71	65	15	63	55	22
Commercial and industrial loans	705	656	340	715	677	342
Financial institutions	131	127	82	157	155	93
Corporate & institutional	907	848	437	935	887	457
Gross impaired loans with a specific allowance	1,412	1,319	654	1,511	1,430	696
Mortgages	18	18	–	33	33	–
Loans collateralized by securities	28	28	–	27	28	–
Consumer finance	18	18	–	25	25	–
Consumer	64	64	–	85	86	–
Real estate	2	2	–	3	3	–
Commercial and industrial loans	10	10	–	126	128	–
Financial institutions	1	1	–	4	4	–
Corporate & institutional	13	13	–	133	135	–
Gross impaired loans without specific allowance	77	77	–	218	221	–
Gross impaired loans	1,489	1,396	654	1,729	1,651	696
of which consumer	569	535	217	661	629	239
of which corporate & institutional	920	861	437	1,068	1,022	457

Gross impaired loan details (continued)
	2013			2012			2011
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	204	1	1	217	1	1	222	1	0
Loans collateralized by securities	70	2	2	68	1	0	82	1	0
Consumer finance	256	0	0	277	3	3	276	2	1
Consumer	530	3	3	562	5	4	580	4	1
Real estate	72	1	1	58	0	0	47	1	1
Commercial and industrial loans	748	5	5	620	3	2	871	7	6
Financial institutions	136	0	0	201	2	2	160	0	0
Governments and public institutions	0	0	0	6	0	0	6	0	0
Corporate & institutional	956	6	6	885	5	4	1,084	8	7
Gross impaired loans with a specific allowance	1,486	9	9	1,447	10	8	1,664	12	8
Mortgages	26	0	0	40	0	0	94	0	0
Loans collateralized by securities	27	0	0	8	0	0	4	0	0
Consumer finance	22	0	0	41	0	0	19	0	0
Consumer	75	0	0	89	0	0	117	0	0
Real estate	11	0	0	13	0	0	74	5	5
Commercial and industrial loans	59	0	0	215	3	3	149	1	0
Financial institutions	2	0	0	8	0	0	19	0	0
Corporate & institutional	72	0	0	236	3	3	242	6	5
Gross impaired loans without specific allowance	147	0	0	325	3	3	359	6	5
Gross impaired loans	1,633	9	9	1,772	13	11	2,023	18	13
of which consumer	605	3	3	651	5	4	697	4	1
of which corporate & institutional	1,028	6	6	1,121	8	7	1,326	14	12
Allowance for specifically identified credit losses on impaired loans
The Group considers a loan impaired when, based on current information and events, it is probable that the Group will be unable to collect the amounts due according to the contractual terms of the loan agreement. The Group performs an in-depth review and analysis of impaired loans considering factors such as recovery and exit options as well as collateral and counterparty risk. In general, all impaired loans are individually assessed. For consumer loans, the trigger to detect an impaired loan is non-payment of interest. Corporate & institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are included on a watch list. All loans on the watch list are reviewed at least quarterly to determine whether they should be moved to Group recovery management, at which point they are reviewed quarterly for impairment. If an individual loan specifically identified for evaluation is considered impaired, the allowance is determined as a reasonable estimate of credit losses existing as of the end of the reporting period. Thereafter, the allowance is revalued by Group credit risk management at least annually or more frequently depending on the risk profile of the borrower or credit relevant events. For certain non-collateral-dependent impaired loans, an impairment is measured using the present value of estimated future cash flows, except that as a practical expedient an impairment may be measured based on a loan’s observable market price. If the present value of estimated future cash flows is used, the impaired loan and related allowance are revalued at least quarterly to reflect passage of time. For collateral-dependent impaired loans, an impairment is measured using the fair value of the collateral.

19 Premises and equipment
end of	2013	2012
Premises and equipment (CHF million)
Buildings and improvements	2,415	2,429
Land	491	501
Leasehold improvements	2,043	2,174
Software	5,740	5,324
Equipment	2,370	3,160
Premises and equipment	13,059	13,588
Accumulated depreciation	(7,968)	(7,970)
Total premises and equipment, net	5,091	5,618

Depreciation and impairment
in	2013	2012	2011
CHF million
Depreciation	1,236	1,229	1,078
Impairment	65	17	87

In 2011, the estimated useful lives for leasehold and building improvements in Switzerland were increased from five to ten years, based on a change in estimate. The cumulative effect of adopting this change in estimate on January 1, 2011 was a decrease in depreciation expense of CHF 64 million (CHF 56 million after tax).

20 Goodwill
	2013			2012
	Private Banking & Wealth Management	Investment Banking	Credit Suisse Group	Private Banking & Wealth Management	Investment Banking	Credit Suisse Group
Gross amount of goodwill (CHF million)
Balance at beginning of period	2,409	6,062	8,471	2,471	6,202	8,673
Goodwill acquired during the year	3	0	3	28	0	28
Discontinued operations	(127)	0	(127)	0	0	0
Foreign currency translation impact	(73)	(141)	(214)	(54)	(138)	(192)
Other	(36)	(4)	(40)	(36)	(2)	(38)	[1]
Balance at end of period	2,176	5,917	8,093	2,409	6,062	8,471
Accumulated impairment (CHF million)
Balance at beginning of period	0	82	82	0	82	82
Impairment losses	12	0	12	0	0	0
Balance at end of period	12	82	94	0	82	82
Net book value (CHF million)
Net book value	2,164	5,835	7,999	2,409	5,980	8,389
1 Includes tax benefit adjustments arising from the amortization of tax goodwill in connection with the purchase of the residual minority stake in Hedging-Griffo in 2012.

In accordance with US GAAP, the Group continually assesses whether or not there has been a triggering event. As of December 31, 2013, the Group’s market capitalization was above book value and as of December 31, 2012, the Group’s market capitalization was below book value.
The carrying value of each reporting unit for purposes of the goodwill impairment test is determined by considering the reporting units’ >>>risk-weighted assets usage, leverage ratio exposure, deferred tax assets, cumulative translation adjustments, goodwill and intangible assets. Any residual equity, after considering the total of these elements, is allocated to the reporting units on a pro-rata basis. Previously, the carrying value of each reporting unit was determined on the basis of the reporting units’ allocated economic capital. The enhanced method of determining the carrying value of the reporting units reflects the current manner in which these businesses are managed as well as the regulatory capital constraints faced by each reporting unit. As of December 31, 2013, the goodwill was tested for impairment under both methods for determining the carrying value of each reporting unit.
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
Based on its goodwill impairment analysis performed as of December 31, 2013, the Group concluded that the estimated fair value for three of the reporting units in the Private Banking & Wealth Management division substantially exceeded their related carrying values and no impairment was necessary as of December 31, 2013. The fair value of Private Banking & Wealth Management’s non-strategic reporting unit at the date of its creation in the fourth quarter of 2013 was lower than the estimated book value and as a result the Group recorded a CHF 12 million goodwill impairment charge.
There was also no impairment necessary for the Group’s Investment Banking reporting unit as the estimated fair value substantially exceeded its carrying value. The Group engaged the services of an independent valuation specialist to assist in the valuation of the reporting unit as of December 31, 2013 using a combination of the market approach and income approach. Under the market approach, consideration is given to price to projected earnings multiples or price to book value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate was applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows.
The results of the impairment evaluation of each reporting unit’s goodwill would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes adversely differ by a sufficient margin from its best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Group could potentially incur material impairment charges in the future.
As a result of acquisitions, the Group has recorded goodwill as an asset in its consolidated balance sheets, the most significant component of which arose from the acquisition of Donaldson, Lufkin & Jenrette Inc. in 2000. During 2013, the Group announced an agreement to acquire Morgan Stanley’s private wealth management businesses in EMEA, excluding Switzerland; there was a first closing in December 2013 that generated goodwill upon consolidation. The transaction is expected to be completed during the course of 2014. During 2012, the Group completed the acquisition of HSBC’s private banking business in Japan that generated goodwill upon consolidation.
In 2013, the Group allocated CHF 127 million of goodwill to the discontinued operations. Goodwill was also negatively impacted by foreign exchange fluctuations in goodwill denominated in US dollars in 2013.

21 Other intangible assets
	2013			2012
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	25	(21)	4	25	(21)	4
Client relationships	222	(106)	116	314	(146)	168
Other	7	(1)	6	8	(2)	6
Total amortizing other intangible assets	254	(128)	126	347	(169)	178
Non-amortizing other intangible assets	84	–	84	65	–	65
of which mortgage servicing rights, at fair value	42	–	42	43	–	43
Total other intangible assets	338	(128)	210	412	(169)	243

Additional information
in	2013	2012	2011
Aggregate amortization and impairment (CHF million)
Aggregate amortization	24	28	30
Impairment	8	7	0
of which related to discontinued operations	7	0	0

Estimated amortization
Estimated amortization (CHF million)
2014	18
2015	18
2016	17
2017	17
2018	16

22 Other assets and other liabilities
end of	2013	2012
Other assets (CHF million)
Cash collateral on derivative instruments	8,359	10,904
Cash collateral on non-derivative transactions	1,412	1,995
Derivative instruments used for hedging	2,062	3,930
Assets held-for-sale	19,306	20,343
of which loans [1]	18,914	19,894
of which real estate	392	442
Assets held for separate accounts	11,236	13,414
Interest and fees receivable	4,859	5,861
Deferred tax assets	6,185	7,102
Prepaid expenses	552	538
Failed purchases	2,365	2,699
Other	6,729	6,126
Other assets	63,065	72,912
Other liabilities (CHF million)
Cash collateral on derivative instruments	11,663	12,224
Cash collateral on non-derivative transactions	955	1,246
Derivative instruments used for hedging	384	1,182
Provisions [2]	2,641	1,362
of which off-balance sheet risk	60	60
Liabilities held for separate accounts	11,236	13,414
Interest and fees payable	5,641	6,752
Current tax liabilities	864	863
Deferred tax liabilities	394	130
Failed sales	2,396	4,336
Other	15,273	16,128
Other liabilities	51,447	57,637
1
Included as of December 31, 2013 and 2012 were CHF  1,778 million and CHF 3,730 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF  769 million and CHF 922 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2 Includes provisions for bridge commitments.

23 Deposits
	2013				2012
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	4,738	4,335	9,073		8,282	4,521	12,803
Interest-bearing demand deposits	141,078	26,294	167,372		132,393	24,976	157,369
Savings deposits	63,583	26	63,609		60,103	44	60,147
Time deposits	15,358	100,785	116,143	[1]	10,786	98,221	109,007	[1]
Total deposits	224,757	131,440	356,197	[2]	211,564	127,762	339,326	[2]
of which due to banks	–	–	23,108		–	–	31,014
of which customer deposits	–	–	333,089		–	–	308,312
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 116,106 million and CHF 108,887 million as of December 31, 2013 and 2012, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2013 and 2012 were CHF 18 million and CHF 67 million, respectively, of overdrawn deposits reclassified as loans.

24 Long-term debt
end of	2013	2012
Long-term debt (CHF million)
Senior	96,048	115,861
Subordinated	21,002	17,741
Non-recourse liabilities from consolidated VIEs	12,992	14,532
Long-term debt	130,042	148,134
of which reported at fair value	63,369	65,384
of which structured notes	34,815	36,637

Structured notes by product
end of	2013	2012
Structured notes (CHF million)
Equity	23,313	23,761
Fixed income	5,573	6,559
Emerging markets [1]	1,766	3,304
Credit	3,453	1,893
Other	710	1,120
Total structured notes	34,815	36,637
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

Long-term debt by maturities
end of			2014			2015			2016			2017			2018			Thereafter	Total
Group parent company (CHF million)
Senior debt
Fixed rate			0			0			0			0			0			366	366
Interest rate (in %) [1]			–			–			–			–			–			7.3	–
Subordinated debt
Fixed rate			0			29			0			0			290			2,099	2,418
Interest rates (in %) [1]			–			8.5			–			–			6.0			7.5	–
Subtotal – Group parent company			0			29			0			0			290			2,465	2,784
Subsidiaries (CHF million)
Senior debt
Fixed rate			9,979			13,935			3,622			9,006			2,462			12,910	51,914
Variable rate			10,559			9,544			6,221			4,718			4,981			7,745	43,768
Interest rates (range in %) [1]	0.0	–	13.1	0.0	–	12.6	0.3	–	10.7	0.1	–	5.1	0.4	–	3.8	0.0	–	8.2	–
Subordinated debt
Fixed rate			154			431			1,780			907			9,218			5,824	18,314
Variable rate			52			19			0			45			0			154	270
Interest rates (range in %) [1]	0.5	–	9.3	2.5	–	10.3			8.2	0.9	–	7.3	0.1	–	13.3	0.1	–	8.5	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			0			745			304			14			0			111	1,174
Variable rate			370			164			469			15			0			10,800	11,818
Interest rates (range in %) [1]	0.2	–	13.2	0.0	–	3.6	0.0	–	12.8	1.9	–	4.0			–	0.0	–	10.8	–
Subtotal – Subsidiaries			21,114			24,838			12,396			14,705			16,661			37,544	127,258
Total long-term debt			21,114			24,867			12,396			14,705			16,951			40,009	130,042
of which structured notes			8,220			6,843			5,585			2,820			4,760			6,587	34,815
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
> Refer to “Note 40 – Subsidiary guarantee information” for further information on the subsidiary guarantees.

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
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
2013 (CHF million)
Balance at beginning of period	(29)	(12,767)	84	(3,801)	610	(15,903)
Increase/(decrease)	6	(991)	(27)	750	0	(262)
Increase/(decrease) due to equity method investments	13	0	0	0	0	13
Reclassification adjustments, included in net income	(1)	84	(5)	294	(95)	277
Total increase/(decrease)	18	(907)	(32)	1,044	(95)	28
Balance at end of period	(11)	(13,674)	52	(2,757)	515	(15,875)
2012 (CHF million)
Balance at beginning of period	(66)	(11,778)	99	(3,751)	362	(15,134)
Increase/(decrease)	7	(1,040)	227	(291)	319	(778)
Increase/(decrease) due to equity method investments	30	0	0	0	0	30
Reclassification adjustments, included in net income	0	51	(242)	241	(71)	(21)
Total increase/(decrease)	37	(989)	(15)	(50)	248	(769)
Balance at end of period	(29)	(12,767)	84	(3,801)	610	(15,903)
2011 (CHF million)
Balance at beginning of period	(33)	(11,470)	117	(3,136)	(33)	(14,555)
Increase/(decrease)	(5)	(324)	6	(720)	383	(660)
Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)
Reclassification adjustments, included in net income	(27)	16	(24)	105	12	82
Total increase/(decrease)	(33)	(308)	(18)	(615)	395	(579)
Balance at end of period	(66)	(11,778)	99	(3,751)	362	(15,134)
Refer to "Note 27 - Tax" and "Note 30 - Pension and other post-retirement benefit" for income tax expense/(benefit) on the movements of accumulated other comprehensive income.

Details of significant reclassification adjustments
in	2013
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries [1]	84
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	390
Tax expense/(benefit)	(96)
Net of tax	294
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [2]	(120)
Tax expense/(benefit)	25
Net of tax	(95)
1
Includes net releases of CHF 84 million on the sale of JO Hambro, which was settled in the third quarter of 2013. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 30 – Pension and other post-retirement benefits" for further information.

Additional share information
	2013		2012		2011
Common shares issued
Balance at beginning of period	1,320,829,922		1,224,333,062		1,186,174,442
Issuance of common shares	275,289,427		96,496,860		38,158,620
of which MACCS settlement	199,964,015		0		0
of which share-based compensation	37,773,125		38,812,660		21,664,747
Balance at end of period	1,596,119,349		1,320,829,922		1,224,333,062
Treasury shares
Balance at beginning of period	(27,036,831)		(4,010,074)		(12,228,377)
Sale of treasury shares	401,126,114		394,686,376		367,978,216
of which MACCS settlement	33,488,655		0		0
Repurchase of treasury shares	(385,369,391)		(423,704,092)		(366,790,491)
Share-based compensation	6,096,954		5,990,959		7,030,578
Balance at end of period	(5,183,154)		(27,036,831)		(4,010,074)
Common shares outstanding
Balance at end of period	1,590,936,195	[1]	1,293,793,091	[2]	1,220,322,988
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 661,049,598 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

2
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 771,499,654 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 732,326,910 of these shares were reserved for capital instruments (including MACCS).

MACCS settlement
On April 8, 2013, the Group settled and delivered 233,452,670 Group shares in connection with the conversion of CHF 3.8 billion of the mandatory and contingent convertible securities (MACCS). The shares consisted of 199,964,015 newly issued shares and 33,488,655 treasury shares. The settlement of the MACCS with registered shares utilizing authorized capital decreased debt liabilities and increased shareholders’ equity.

26 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include >>>derivatives, >>>reverse repurchase and >>>repurchase agreements, and securities lending and borrowing transactions that:

– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.

Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives
The Group transacts bilateral >>>OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	2013		2012
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	265.4	262.1	365.3	365.5
OTC	183.0	178.1	337.6	327.9
Exchange-traded	0.3	0.0	0.3	0.2
Interest rate products	448.7	440.2	703.2	693.6
OTC	58.5	68.2	60.5	73.2
Exchange-traded	0.1	0.2	0.0	0.0
Foreign exchange products	58.6	68.4	60.5	73.2
OTC	15.5	18.6	12.7	15.2
Exchange-traded	14.8	15.1	13.7	14.1
Equity/index-related products	30.3	33.7	26.4	29.3
OTC-cleared	5.2	5.1	3.0	2.7
OTC	20.8	21.2	27.1	26.8
Credit derivatives	26.0	26.3	30.1	29.5
OTC	4.4	4.0	5.8	5.6
Exchange-traded	0.5	0.8	1.5	1.7
Other products	4.9	4.8	7.3	7.3
OTC-cleared	270.6	267.2	368.3	368.2
OTC	282.2	290.1	443.7	448.7
Exchange-traded	15.7	16.1	15.5	16.0
Total gross derivatives subject to enforceable master netting agreements	568.5	573.4	827.5	832.9
Offsetting (CHF billion)
OTC-cleared	(269.1)	(267.0)	(367.2)	(367.5)
OTC	(260.7)	(265.7)	(418.7)	(421.8)
Exchange-traded	(15.1)	(15.1)	(14.3)	(14.2)
Offsetting	(544.9)	(547.8)	(800.2)	(803.5)
of which counterparty netting	(523.9)	(523.9)	(766.8)	(766.8)
of which cash collateral netting	(21.0)	(23.9)	(33.4)	(36.7)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.5	0.2	1.1	0.7
OTC	21.5	24.4	25.0	26.9
Exchange-traded	0.6	1.0	1.2	1.8
Total net derivatives subject to enforceable master netting agreements	23.6	25.6	27.3	29.4
Total derivatives not subject to enforceable master netting agreements [1]	10.1	11.3	9.8	11.3
Total net derivatives presented in the consolidated balance sheets	33.7	36.9	37.1	40.7
of which recorded in trading assets and trading liabilities	31.6	36.5	33.2	39.5
of which recorded in other assets and other liabilities	2.1	0.4	3.9	1.2
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2013 and December 31, 2012. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2013				2012
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	112.0	(25.1)	86.9		141.4	(41.1)	100.3
Securities borrowing transactions	22.7	(1.7)	21.0		20.9	(2.0)	18.9
Total subject to enforceable master netting agreements	134.7	(26.8)	107.9		162.3	(43.1)	119.2
Total not subject to enforceable master netting agreements [1]	52.1	–	52.1		64.3	–	64.3
Total	186.8	(26.8)	160.0	[2]	226.6	(43.1)	183.5	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 96,587 million and CHF 113,664 million of the total net amount as of December 31, 2013 and 2012, respectively, are reported at fair value.

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2013				2012
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	86.5	(26.8)	59.7		99.7	(43.1)	56.6
Securities lending transactions	6.6	0.0	6.6		10.8	0.0	10.8
Obligation to return securities received as collateral, at fair value	18.5	0.0	18.5		25.9	0.0	25.9
Total subject to enforceable master netting agreements	111.6	(26.8)	84.8		136.4	(43.1)	93.3
Total not subject to enforceable master netting agreements [1]	32.0	–	32.0		69.5	–	69.5
Total	143.6	(26.8)	116.8		205.9	(43.1)	162.8
of which securities sold under repurchase agreements and securities lending transactions	120.8	(26.8)	94.0	[2]	175.8	(43.1)	132.7	[2]
of which obligation to return securities received as collateral, at fair value	22.8	0.0	22.8		30.1	0.0	30.1
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 76,104 million and CHF 108,784 million of the total net amount as of December 31, 2013 and 2012, respectively, are reported at fair value.

The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

Amounts not offset in the consolidated balance sheets
	2013						2012
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	23.6	4.9		0.1		18.6	27.3	5.8		0.0		21.5
Securities purchased under resale agreements	86.9	86.9		0.0		0.0	100.3	100.3		0.0		0.0
Securities borrowing transactions	21.0	20.2		0.0		0.8	18.9	17.4		0.0		1.5
Total financial assets subject to enforceable master netting agreements	131.5	112.0		0.1		19.4	146.5	123.5		0.0		23.0
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	25.6	9.9		0.0		15.7	29.4	10.8		0.0		18.6
Securities sold under repurchase agreements	59.7	59.7		0.0		0.0	56.6	56.4		0.2		0.0
Securities lending transactions	6.6	6.2		0.0		0.4	10.8	10.2		0.0		0.6
Obligation to return securities received as collateral, at fair value	18.5	17.5		0.0		1.0	25.9	24.2		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	110.4	93.3		0.0		17.1	122.7	101.6		0.2		20.9
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of >>>CDS and credit insurance contracts. Therefore the net exposure presented in the table above is not representative for the Group’s counterparty exposure.

27 Tax
Details of current and deferred taxes
in	2013	2012	2011
Current and deferred taxes (CHF million)
Switzerland	12	140	38
Foreign	569	580	448
Current income tax expense	581	720	486
Switzerland	22	(123)	(176)
Foreign	673	(132)	346
Deferred income tax expense/(benefit)	695	(255)	170
Income tax expense	1,276	465	656
Income tax expense/(benefit) on discontinued operations	75	31	15
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on cash flow hedges	1	0	(4)
Cumulative translation adjustment	44	(12)	16
Unrealized gains/(losses) on securities	(12)	6	12
Actuarial gains/(losses)	388	1	(172)
Net prior service credit/(cost)	(25)	63	105
Share-based compensation and treasury shares	0	(50)	256

Reconciliation of taxes computed at the Swiss statutory rate
in	2013	2012	2011
Income from continuing operations before taxes (CHF million)
Switzerland	642	1,680	455
Foreign	3,454	510	3,016
Income from continuing operations before taxes	4,096	2,190	3,471
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense computed at the statutory tax rate of 22%	901	482	764
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	189	242	(58)
Non-deductible amortization of other intangible assets and goodwill impairment	25	2	0
Other non-deductible expenses	492	393	447
Additional taxable income	2	11	8
Lower taxed income	(381)	(422)	(424)
Income taxable to noncontrolling interests	(252)	(117)	(289)
Changes in tax law and rates	184	182	172
Changes in deferred tax valuation allowance	385	13	471
Tax deductible impairments of Swiss subsidiary investments	(268)	(161)	(55)
Other	(1)	(160)	(380)
Income tax expense	1,276	465	656

2013
Foreign tax rate differential of CHF 189 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 1,242 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 492 million included non-deductible interest expenses of CHF 247 million, non-taxable offshore expenses of CHF 9 million, non-deductible bank levy costs and other non-deductible compensation expenses and management costs of CHF 93 million, non-deductible provision accruals of CHF 103 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 381 million included a net tax benefit of CHF 49 million resulting from the reversal of a deferred tax liability previously recorded to cover for a taxable timing difference related to a re-investment relief. In addition, 2013 included a Swiss income tax benefit of CHF 41 million as a result of foreign branch earnings beneficially impacting the earnings mix, a tax benefit of CHF 61 million related to non-taxable life insurance income, CHF 56 million related to exempt offshore income, CHF 45 million in respect of non-taxable dividend income, CHF 18 million related to non-taxable foreign exchange gains, CHF 67 million related to tax credits and CHF 19 million related to permanent tax benefits from tax deductible goodwill amortization. The remaining balance included various smaller items.
Changes in tax law and rates of CHF 184 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 385 million included the impact of the increase of valuation allowances of CHF 249 million mainly in respect of four of the Group’s operating entities, three in Europe and one in Asia, relating to current year earnings. Additionally, 2013 included an increase in valuation allowance for previously recognized deferred tax assets in respect of one of the Group’s operating entities in the UK of CHF 278 million. Also included was a tax benefit of CHF 143 million resulting from the release of valuation allowances on deferred tax assets mainly for two of the Group’s operating entities, one in Japan and one in the UK.
Other of CHF 1 million included a tax benefit of CHF 57 million relating to the current year’s earnings mix and the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to deferred tax assets and a CHF 36 million income tax benefit following a change in the tax status of one of the Group’s US entities, offset by a tax expense of CHF 44 million relating to the increase of tax contingency accruals and a tax expense of CHF 56 million relating to non-recoverable foreign and withholding taxes. The remaining balance included various smaller items.

2012
Foreign tax rate differential of CHF 242 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 448 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 393 million included non-deductible interest expenses of CHF 259 million, non-taxable offshore expenses of CHF 8 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 57 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 422 million included a Swiss income tax benefit of CHF 114 million as a result of foreign branch earnings beneficially impacting the earnings mix. In addition, 2012 included a tax benefit of CHF 48 million related to non-taxable life insurance income, CHF 29 million related to exempt offshore income, CHF 40 million in respect of non-taxable dividend income, CHF 11 million related to non-taxable foreign exchange gains and CHF 100 million related to tax credits. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.
Changes in tax law and rates of CHF 182 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 13 million included an increase to the valuation allowance of CHF 834 million in respect of five of the Group’s operating entities, three in Europe and two in Asia, mainly relating to deferred tax assets on current year tax losses and pre-existing loss carry-forwards. Additionally, 2012 included a tax benefit of CHF 820 million resulting from the release of valuation allowances on deferred tax assets for one of the Group’s operating entities in the US.
Other of CHF 160 million included a tax benefit of CHF 48 million relating to the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to such pre-existing deferred tax assets. Also included was a benefit of CHF 70 million relating to return to accrual adjustments following the close of a tax audit cycle and the impact of the closure of an advanced pricing agreement and CHF 40 million relating to the release of tax contingency accruals following the favorable resolution of tax matters.

2011
Foreign tax rate differential of CHF 58 million reflected a foreign tax rate benefit in respect of profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas, partially offset by foreign tax rate differential related to profits earned in higher tax jurisdictions, mainly Brazil and the US. The foreign tax rate benefit in relation to foreign tax expense of CHF 794 million was more than offset by tax impacts related to reconciling items explained below.
Other non-deductible expenses of CHF 447 million included non-deductible interest expenses of CHF 240 million, non-taxable offshore expenses of CHF 80 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 49 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 424 million included a tax benefit of CHF 40 million related to non-taxable life insurance income, CHF 52 million related to exempt offshore income, CHF 47 million in respect of non-taxable dividend income and CHF 47 million related to non-taxable foreign exchange gains. In addition, 2011 included tax benefits of CHF 42 million related to tax credits and CHF 116 million in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.
Changes in tax law and rates of CHF 172 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 471 million included an increase to the valuation allowance of CHF 428 million in respect of three of the Group’s operating entities, two in the UK and one in Asia, mainly relating to deferred tax assets on tax loss carry-forwards. Additionally, 2011 included a tax benefit of CHF 7 million resulting from the release of valuation allowances on deferred tax assets for one of the Group’s operating entities in the US.
Other of CHF 380 million included a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Group’s operating entities, one in Switzerland (CHF 129 million) and one in the US (CHF 132 million). The increase is related to the re-measurement of existing deferred tax assets on net operating losses due to changes in the mix of the sources of income and related tax rates that these net operating losses are expected to be applied to. Also included was an amount of CHF 123 million relating to the release of tax contingency accruals following the favorable resolution of tax matters.
As of December 31, 2013, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 6.1 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2013	2012
Tax effect of temporary differences (CHF million)
Compensation and benefits	2,113	2,295
Loans	363	441
Investment securities	1,651	1,805
Provisions	1,874	1,760
Derivatives	143	355
Real estate	240	243
Net operating loss carry-forwards	4,433	5,181
Other	189	207
Gross deferred tax assets before valuation allowance	11,006	12,287
Less valuation allowance	(2,705)	(2,554)
Gross deferred tax assets net of valuation allowance	8,301	9,733
Compensation and benefits	(422)	(174)
Loans	(109)	(162)
Investment securities	(1,099)	(1,373)
Provisions	(397)	(402)
Business combinations	0	(20)
Derivatives	(193)	(295)
Leasing	(53)	(40)
Real estate	(76)	(78)
Other	(161)	(217)
Gross deferred tax liabilities	(2,510)	(2,761)
Net deferred tax assets	5,791	6,972

The decrease in net deferred tax assets from 2012 to 2013 of CHF 1,181 million was primarily due to the impact of taxable income in 2013 decreasing deferred tax assets by CHF 439 million and the recognition of a valuation allowance against deferred tax assets, mainly in the UK, of CHF 278 million. In addition, the decrease reflected a write-down of deferred tax assets of CHF 184 million as a result of changes to corporation tax rates in the UK, the tax impacts directly recorded in equity, mainly related to share-based compensation and pension plan re-measurement of CHF 305 million, and foreign exchange translation losses of CHF 182 million, which are included within the currency translation adjustments recorded in AOCI. These decreases were partially offset by an increase in net deferred tax asset balances following a re-measurement of deferred tax balances in Switzerland and the release of valuation allowances in Japan and the UK of CHF 207 million.
The most significant net deferred tax assets arise in the US and UK and these decreased from CHF 6,007 million, net of a valuation allowance of CHF 1,454 million as of the end of 2012, to CHF 5,132 million, net of a valuation allowance of CHF 1,536 million as of the end of 2013.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Group recorded a valuation allowance against deferred tax assets in the amount of CHF 2.7 billion as of December 31, 2013 compared to CHF 2.6 billion as of December 31, 2012.

Amounts and expiration dates of net operating loss carry-forwards
end of 2013	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	46
Due to expire within 2 to 5 years	10,197
Due to expire within 6 to 10 years	1,158
Due to expire within 11 to 20 years	1,375
Amount due to expire	12,776
Amount not due to expire	13,008
Total net operating loss carry-forwards	25,784

Movements in the valuation allowance
in	2013	2012	2011
Movements in the valuation allowance (CHF million)
Balance at beginning of period	2,554	2,690	2,264
Net changes	151	(136)	426
Balance at end of period	2,705	2,554	2,690

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

Tax benefits associated with share-based compensation
in	2013	2012	2011
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations	483	597	466
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(24)	41	(280)
Tax benefits in respect of tax on dividend equivalent payments	22	12	2

> Refer to “Note 28 – Employee deferred compensation” for further information on share-based compensation.

If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in shareholders’ equity as additional paid-in capital and reflected as a financing cash inflow in the consolidated statements of cash flows. If, upon settlement the tax deduction is lower than the cumulative compensation cost that the Group had recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in shareholders’ equity to the extent that any shortfalls are lower than the cumulative windfalls, otherwise the tax charge is recognized in the consolidated statements of operations. However, windfall deductions and dividend equivalents aggregating CHF 0.9 billion and CHF 0.9 billion for 2013 and 2012, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 170 million tax benefit will be recorded in additional paid-in capital.

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

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
	2013	2012	2011
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	420	373	578
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	4	33	54
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(8)	(58)	(177)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	46	39	30
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(4)	(65)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(5)	(43)	(19)
Other (including foreign currency translation)	(34)	80	(28)
Balance at end of period	423	420	373
of which, if recognized, would affect the effective tax rate	417	414	366

Interest and penalties
in	2013	2012	2011
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	7	(13)	(19)
Interest and penalties recognized in the consolidated balance sheets	69	69	86

Interest and penalties are reported as tax expense. The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date.
It is reasonably possible that there will be a decrease of between zero and CHF 72 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; Brazil – 2008; Japan – 2008; the UK – 2006; the US – 2006; and the Netherlands – 2005.

28 Employee deferred compensation
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
Compensation expense recognized in the consolidated statement of operations for share-based and other awards that were granted as deferred compensation is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees, two-year moratorium periods on early retirement and certain other terms. All deferred compensation plans are subject to non-compete and non-solicit provisions. Compensation expense for share-based and other awards that were granted as deferred compensation also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain cash awards that are still outstanding.
The following tables show the compensation expense for deferred compensation awards granted in 2013 and prior years that was recognized in the consolidated statements of operations during 2013, 2012, and 2011, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2013 and prior years outstanding as of December 31, 2013 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. The estimated unrecognized compensation expense was based on the >>>fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments. The recognition of compensation expense for the deferred compensation awards granted in January 2014 began in 2014 and thus had no impact on the 2013 consolidated financial statements.

Deferred compensation expense
in	2013	2012	2011
Deferred compensation expense (CHF million)
Share awards	814	786	767
Performance share awards	590	366	0
Plus Bond awards [1]	37	–	–
2011 Partner Asset Facility awards [2]	77	677	0
Adjustable Performance Plan share awards	31	74	0
Adjustable Performance Plan cash awards	4	286	1,106
Restricted Cash Awards	145	165	253
Scaled Incentive Share Units	41	97	415
Incentive Share Units [3]	(3)	62	174
2008 Partner Asset Facility awards [2]	93	173	3
Other cash awards	434	362	334
Discontinued operations	(21)	(23)	(21)
Total deferred compensation expense	2,242	3,025	3,031

Total shares delivered (million)
Total shares delivered	33.7	31.6	24.2
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
3 Includes forfeitures.

Estimated unrecognized deferred compensation
end of	2013
Estimated unrecognized compensation expense (CHF million)
Share awards	804
Performance share awards	221
Plus Bond awards	18
Adjustable Performance Plan share awards	11
Adjustable Performance Plan cash awards	13
Restricted Cash Awards	136
Other cash awards	111
Total	1,314

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2014 for 2013.

Share awards
Share awards granted in January 2014 are similar to those granted in January 2013 and are granted to employees with total compensation above CHF/USD 250,000 or the local currency equivalent. Each share award granted entitles the holder of the award to receive one Group share, does not contain a leverage component or a multiplier effect and is subject to service conditions as it vests over three years, such that the share awards vest equally on each of the three anniversaries of the grant date. Share awards granted in January 2011 vest over a four-year period. The value of the share awards is solely dependent on the Group share price at the time of delivery.
The Group’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one Group share, are subject to continued employment with the Group, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
On January 16, 2014, the Group granted 30.2 million share awards with a total value of CHF 827 million. The number of share awards was determined by dividing the deferred component of variable compensation being granted as shares by the average price of a Group share over the twelve business days ended January 15, 2014. Share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. The fair value of each share award was CHF 28.13 on the grant date. The fair value was based on a valuation using the Group share price on the date of grant and discounted for expected dividends for 2014, 2015 and 2016 of CHF 0.74, CHF 0.94 and CHF 1.13, respectively. The estimated unrecognized compensation expense of CHF 823 million was determined based on the fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the three-year vesting period, subject to early retirement rules. On January 17, 2013 and January 19, 2012, the Group granted 37.9 million and 20.0 million share awards with a total value of CHF 950 million and CHF 438 million, and a fair value of each share award granted of CHF 26.44 and CHF 23.90, respectively, equivalent to the Group’s closing share price on the grant date.
In order to comply with regulatory requirements, the Group awarded an alternative form of share awards as a component of unrestricted cash to senior employees in a number of EU countries. For 2013, 2012 and 2011, these employees received 50% of the amount they otherwise would have received in cash in the form of blocked shares. The shares remain blocked for a period of time, which ranges from six months to three years, depending on the location, after which they are no longer subject to restrictions. On January 16, 2014, the Group granted 0.6 million blocked shares with a total value of CHF 18 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2013. On January 17, 2013 and January 19, 2012, the Group granted 0.2 million and 0.5 million blocked shares with a total value of CHF 6 million and CHF 11 million, respectively.

Share award activities
	2013		2012		2011
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	55.8	34.28	48.1	41.91	17.3	43.86
Granted	40.4	26.43	25.1	23.44	40.5	41.08
Settled	(20.0)	34.09	(14.9)	40.20	(7.6)	43.32
Forfeited	(3.3)	31.80	(2.5)	37.36	(2.1)	43.39
Balance at end of period	72.9	30.09	55.8	34.28	48.1	41.91
of which vested	5.8	–	3.9	–	1.8	–
of which unvested	67.1	–	51.9	–	46.3	–

Performance share awards
Members of the Executive Board, managing directors and all material risk takers and controllers (employees whose activities are considered to have a potentially material impact on the Group’s risk profile) received a portion of their deferred variable compensation in the form of performance share awards, which are subject to explicit performance-related clawback provisions. Each performance share award granted entitles the holder of the award to receive one Group share. Performance share awards vest over three years, such that the performance share awards vest equally on each of the three anniversaries of the grant date. Unlike the share awards, outstanding performance shares are subject to a negative adjustment in the event of a divisional loss, unless there is a negative ROE that would call for a negative adjustment greater than the divisional adjustment for the year, in which case the negative adjustment is based on a negative ROE. For employees in Shared Services, the negative adjustment only applies in the event of a negative ROE and is not linked to the performance of the divisions.
The performance share awards granted in 2014 are identical to those granted in 2013 and 2012, with the exception of the performance criteria which, in 2012, were based on reported ROE, compared to the performance share awards granted in 2014 and 2013, which are based on underlying ROE. Performance share awards are granted to employees with total compensation above CHF/USD 250,000 or the local currency equivalent
On January 16, 2014, the Group granted 24.2 million performance share awards with a total value of CHF 663 million. The number of performance share awards granted to employees was determined by dividing the deferred component of variable compensation being granted as performance share awards by the average price of a Group share over the twelve business days ended January 15, 2014. The fair value of each performance share award was CHF 28.13 on the grant date. Performance share awards granted after January 1, 2014 do not include the right to receive dividend equivalents during the vesting period. The fair value was based on a valuation using the Group share price on the date of grant and discounted for expected dividends for 2014, 2015 and 2016 of CHF 0.74, CHF 0.94 and CHF 1.13, respectively. The estimated unrecognized compensation expense of CHF 660 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the three-year vesting period. On January 17, 2013 and January 19, 2012, the Group granted 26.4 million and 23.5 million performance share awards with a total value of CHF 660 million and CHF 516 million and a fair value of each performance share award granted of CHF 26.44 and CHF 23.90, respectively, equivalent to the Group’s closing share price on the grant date.

Performance Share award activities
	2013		2012
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	23.3	23.90	–	–
Granted	26.6	26.44	23.7	23.90
Settled	(7.6)	23.90	0.0	0.00
Forfeited	(0.9)	24.92	(0.4)	23.90
Balance at end of period	41.4	25.51	23.3	23.90
of which vested	2.7	–	0.9	–
of which unvested	38.7	–	22.4	–

Contingent Capital Awards
CCA are a new form of award granted in January 2014 as part of 2013 deferred variable compensation and have rights and risks similar to those of certain contingent capital instruments issued by the Group in the market. They are granted to employees with compensation above CHF/USD 250,000. CCA provide a conditional right to receive semi-annual cash payments of interest equivalents at a rate of 4.75% per annum over the six-month Swiss franc >>>London Interbank Offered Rate (LIBOR) or 5.33% per annum over the six-month US dollar LIBOR, for Swiss franc and US-denominated awards, respectively, until settled. Employees who received compensation in Swiss francs could elect to receive CCA denominated in Swiss francs or US dollars, and all other employees received CCA denominated in US dollars.
On January 16, 2014, the Group awarded CHF 391 million of CCA that will be expensed over the three-year period from the grant date. CCA were awarded as deferred variable compensation to managing directors and directors. The estimated unrecognized compensation expense of CHF 433 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria, estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the three-year vesting period.
CCA are scheduled to vest on the third anniversary of the grant date and will be expensed over three years from the grant date. However, because CCA qualify as additional tier 1 capital of the Group, the timing and form of distribution upon settlement is subject to approval by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA). At settlement, employees will receive either a contingent capital instrument or a cash payment based on the fair value of the CCA. The Group will determine that fair value at its discretion. The Group intends to grant CCA as one of its annual deferred variable compensation awards in future years
CCA have loss-absorbing features such that prior to settlement, the principal amount of the CCA would be written down to zero if any of the following trigger events were to occur:

– the Group’s reported common equity tier 1 (CET1) ratio falls below 7%; or
– FINMA determines that cancellation of the CCA and other similar contingent capital instruments is necessary, or that the Group requires public sector capital support, in either case to prevent it from becoming insolvent or otherwise failing.

Plus Bond awards
Managing directors and directors in the Investment Banking division received a portion of their 2012 deferred variable compensation in the form of Plus Bond awards. The Plus Bond award is essentially a fixed income instrument, denominated in US dollars, which provides a coupon payment that is commensurate with market-based pricing. Plus Bond award holders are entitled to receive semi-annual cash payments on their adjusted award amounts at the rate of LIBOR plus 7.875% per annum until settlement. The Plus Bond will settle in the summer of 2016 based on the amount of the initial award less portfolio losses, if any, in excess of a first loss portion retained by the Group of USD 600 million. The value of the Plus Bond awards is based on the performance of a portfolio of unrated and sub-investment-grade asset-backed securities that are held in inventory by various trading desks of the Investment Banking division. While the Plus Bond award is a cash-based instrument, the Group reserves the right to settle the award in Group shares based on the share price at the time of final distribution. In addition, subject to oversight procedures, the Group retains the right to prepay all or a portion of the Plus Bond award in cash at any time and, in the event of certain regulatory developments or changes on capital treatment, exchange the award into Group shares. The Plus Bond award plan contributes to a reduction of the Group’s >>>risk-weighted assets and constitutes a risk transfer from the Group to the Plus Bond award holders.
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

Restricted Cash Awards
Managing directors and directors in the Investment Banking division received the cash component of their 2012 variable compensation in the form of Restricted Cash Awards. These awards are cash payments made on the grant date, but are subject to a pro-rata repayment by the employee in the event of voluntary resignation or termination for cause within three years of the award grant. The Restricted Cash Award is reported as part of the deferred compensation award for the Group even though the award is fully settled at grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions.
On January 17, 2013, the Group granted Restricted Cash Awards with a total value of CHF 299 million.

2011 Partner Asset Facility
As part of the 2011 annual compensation process, the Group awarded a portion of their deferred variable compensation for senior employees in the form of PAF2 units. PAF2 units are essentially fixed income structured notes that are exposed to a portion of the credit risk that arises in the Group’s >>>derivative activities, including both current and possible future swaps and other derivative transactions. The value of the award (for both the interest accrual and the final redemption) will be reduced if the amount of realized credit losses from a specific reference portfolio exceeds a pre-defined threshold. The Group will bear the first USD 500 million of such losses and the PAF2 holders will bear any losses in excess of USD 500 million, up to the full amount of the deferred compensation awarded. As a result, the PAF2 plan is a transfer of risk from the Group to employees.
Employees at the managing director and director levels, including certain members of the Executive Board, received PAF2 awards. The PAF2 awards vested in the first quarter of 2012.
The PAF2 units have a stated maturity of four years, but may be extended to nine years at the election of either the Group or the holders acting collectively. This election will not be made later than the end of the third year following the grant date. PAF2 units are denominated in Swiss francs and US dollars. Holders will receive a semi-annual cash interest payment equivalent to an annual return of 5% (Swiss franc-denominated awards) or 6.5% (US dollar-denominated awards) applied to the then current balance of the PAF2 units. At maturity, PAF2 holders will receive a final settlement in an amount equal to the original award value less any losses. The Group can settle the PAF2 units in cash or an equivalent value in shares at its discretion.
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
PAF2 awards were linked to a portfolio of the Group’s credit exposures, providing risk offset and capital relief. Due to regulatory changes, this capital relief would no longer be available. As a result, the Group restructured the awards in March 2014, requiring PAF2 holders to reallocate the exposure of their awards from the pool of counterparty credit risks in the original PAF2 structure to one of the following options, or a combination thereof: i) Capital Opportunity Facility: participants elect for their award to be referenced to a Capital Opportunity Facility (COF). The COF is a seven-year facility that is linked to the performance of a portfolio of risk-transfer and capital mitigation transactions to be entered into with the Group chosen by a COF management team. The value of the COF awards will be reduced if there are losses from the COF portfolio, up to the full amount of the award. Participants who elect the COF will receive semi-annual US dollar cash distributions of 6.5% per annum until settlement in cash in 2021, and such semi-annual distributions will reduce the cash settlement amount payable in 2021; and ii) CCA: participants elect to receive CCA, with similar terms to the instruments granted as part of the 2013 compensation awards. The principal differences between the two forms of CCA are that these CCA are expected to settle approximately one year earlier and provide semi-annual cash payments of interest equivalents at slightly lower rates. Settlement is expected to occur in February 2016, subject to regulatory approvals.
In March 2014, 5,084 employees converted their PAF2 holdings of CHF 684 million into CCA (CHF 516 million) and COF (CHF 168 million).

Adjustable Performance Plan awards
The Adjustable Performance Plan is a deferred compensation plan for the Executive Board, managing directors and directors. The Group introduced and granted Adjustable Performance Plan cash awards as part of deferred compensation for 2009 (2009 Adjustable Performance Plan) and 2010 (2010 Adjustable Performance Plan).
The 2009 Adjustable Performance Plan cash awards were fully vested and expensed as of December 31, 2012 and were delivered in the first half of 2013.
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

Adjustable Performance Plan share award activities
	2013		2012
	Number of APP share awards in million		Number of APP share awards in million
Adjustable Performance Plan share awards
Balance at beginning of period	30.8		–
Granted	1.2	[1]	31.0
Settled	(17.2)		0.0
Forfeited	(0.3)		(0.2)
Balance at end of period	14.5		30.8
of which vested	1.2		0.3
of which unvested	13.3		30.5
1 Represents additional units earned in the first quarter of 2013 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

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

Scaled Incentive Share Unit activities
	2013	2012	2011
SISU awards (million)
Balance at beginning of period	9.6	14.7	20.4
Settled	(4.8)	(4.9)	(5.1)
Forfeited	(0.1)	(0.2)	(0.6)
Balance at end of period	4.7	9.6	14.7
of which vested	1.2	1.7	1.0
of which unvested	3.5	7.9	13.7

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
In 2013, the ISU leverage units granted for 2009 were settled but did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 53.71. In 2012, the ISU leverage units granted for 2008 were settled with a value for each outstanding leverage unit equivalent to 0.986 Group shares. In 2011, the ISU leverage units granted for 2007 were settled but did not have a value at settlement as the Group share price performance was below the minimum predefined target of CHF 58.45.

Incentive Share Unit activities
	2013	2012	2011
ISU awards (million)
Balance at beginning of period	3.6	13.3	37.7
Settled	(1.8)	(8.8)	(23.3)
Forfeited	(0.6)	(0.9)	(1.1)
Balance at end of period	1.2	3.6	13.3
of which vested	0.1	0.4	1.4
of which unvested	1.1	3.2	11.9

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
There were no options granted during 2013, 2012 and 2011. As of December 31, 2013, 2012 and 2011, there was no aggregate intrinsic value of options outstanding or exercisable. As of December 31, 2013 and 2012, there was no total intrinsic value of options exercised and the weighted-average remaining contractual term as of December 31, 2013 was 0.7 years. As of the exercise date, the total intrinsic value of options exercised during 2011 was CHF 1 million. There was no cash received from option exercises in 2013 and 2012. Cash received from option exercises during 2011 was CHF 2 million.

Share option activities
	2013		2012		2011
	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF
Share options
Balance at beginning of period	5.3	32.59	16.9	51.00	29.8	64.58
Exercised	0.0	0.00	0.0	0.00	(0.1)	31.78
Forfeited	(0.1)	70.90	0.0	0.00	0.0	0.00
Expired	(4.8)	30.59	(11.6)	59.36	(12.8)	82.61
Balance at end of period	0.4	50.77	5.3	32.59	16.9	51.00
of which exercisable at end of period	0.4	50.77	5.3	32.59	16.9	51.00

Delivered shares
In the past, the Group typically met its obligations to deliver share awards under its compensation programs by purchasing treasury shares in the market and by entering into third-party hedge instruments. During 2013 and 2012, the Group settled outstanding share-based compensation awards primarily through the issuance of new shares from conditional capital.

29 Related parties
Executive Board and Board of Directors Compensation
> Refer to “Note 3 – Compensation to members of the Executive Board and the Board of Directors” in VI – Parent company financial statements – Credit Suisse Group for additional information on compensation to members of the Executive Board and the Board of Directors.

Executive Board and Board of Directors loans
in	2013		2012	2011
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	8	[1]	22	18
Additions	4		3	5
Reductions	(2)		(17)	(1)
Balance at end of period	10	[1]	8	22
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	41	[2]	34	35
Additions	16		12	2
Reductions	(2)		(5)	(3)
Balance at end of period	55	[2]	41	34
1 The number of individuals with outstanding loans at the beginning and end of the year was three and four , respectively.
2 The number of individuals with outstanding loans at the beginning and end of the year was five .

Executive Board and Board of Directors loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities. Such loans are made to Executive Board and Board of Directors members on the same terms available to third-party clients or, in the case of loans to members of the Executive Board, pursuant to widely available employee benefit plans. The highest loan outstanding to an Executive Board member was USD 5 million to Eric Varvel as of December 31, 2013.
All mortgage loans to Executive Board members are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to Executive Board members as for other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features.
Board members with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Board of Directors members who were previously employees of the Group may still have outstanding loans, which were provided at the time that employee conditions applied to them. Unless otherwise noted, all loans to Board of Directors members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans included in the “Executive Board and Board of Directors loans” table, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board of Directors members have a significant influence as defined by the SEC. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions.

Banking relationships
The Group is a global financial services provider. Many of the members of the Executive Board and the Board of Directors or companies associated with them maintain banking relationships with the Group. The Group or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board and the Board of Directors and such companies are in the ordinary course of business and are entered into on an arm’s length basis. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2013, 2012 and 2011, there was no loan exposure to such related parties that was not made in the ordinary course of business and at prevailing market conditions.

Related party transactions
Exchange of tier 1 capital instruments
In February 2011, the Group entered into definitive agreements with entities affiliated with Qatar Investment Authority (QIA) and The Olayan Group, each of which has significant holdings of Group shares and other Group financial products, to issue tier 1 high-trigger capital instruments (new Tier 1 Capital Notes). Under the agreements, QIA and The Olayan Group agreed to purchase USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5 billion new Tier 1 Capital Notes in exchange for their holdings of USD 3.45 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes issued in 2008 (together, the Tier 1 Capital Notes), or in the event that the Tier 1 Capital Notes had been redeemed in full, for cash.
In July 2012, the Group entered into an amendment agreement with the entity affiliated with The Olayan Group to accelerate the exchange of USD 1.725 billion of the 11% tier 1 capital notes for an equivalent principal amount of new Tier 1 Capital Notes. In October 2013, based on the prior agreement with an entity affiliated with QIA, the Group exchanged such entity’s holding of USD 1.72 billion 11% tier 1 capital notes and CHF 2.5 billion 10% tier 1 capital notes into equivalent principal amounts of new Tier 1 Capital Notes. These transactions were approved by FINMA.
Under their terms, the new Tier 1 Capital Notes will be converted into Group ordinary shares if the Group’s reported common equity tier 1 (CET1) ratio, as determined under >>>Basel Committee on Banking Supervision (BCBS) regulations as of the end of any calendar quarter, falls below 7% (or any lower applicable minimum threshold), unless FINMA, at the Group’s request, has agreed on or prior to the publication of the Group’s quarterly results that actions, circumstances or events have restored, or will imminently restore, the ratio to above the applicable threshold. The new Tier 1 Capital Notes will also be converted if FINMA determines that conversion is necessary, or that the Group requires public sector capital support, to prevent the Group from becoming insolvent, bankrupt or unable to pay a material amount of the Group’s debts, or other similar circumstances. In addition, conversion of the new Tier 1 Capital Notes issued to the entities affiliated with The Olayan Group will be triggered if, in the event of a request by FINMA for an interim report prior to the end of any calendar quarter, the Group’s reported CET1 ratio, as of the end of any such interim period, falls below 5%. The conversion price will be the higher of a given floor price per share (subject to customary adjustments) or the daily volume weighted average sales price of the Group’s ordinary shares over a five-day period preceding the notice of conversion. In connection with the July 2012 exchange, the conversion floor price of the new Tier 1 Capital Notes delivered in the exchange as well as the remaining new Tier 1 Capital Notes that were exchanged in October 2013 was adjusted to match the conversion price of the MACCS described below. The new Tier 1 Capital Notes are deeply subordinated, perpetual and callable by the Group no earlier than 2018 and in certain other circumstances with FINMA approval. Interest is payable on the USD 3.45 billion new Tier 1 Capital Notes and CHF 2.5. billion new Tier 1 Capital Notes at fixed rates of 9.5% and 9.0%, respectively, and will reset after the first call date. Interest payments will generally be discretionary (unless triggered), subject to suspension in certain circumstances and non-cumulative.
At the time of the original transaction, the Group determined that this was a material transaction and deemed QIA and The Olayan Group to be related parties of the Group’s current Board of Directors member Mr. Bin Hamad J.J. Al Thani and the Group’s then Board of Directors member Mr. Syriani, respectively, for purposes of evaluating the terms and corporate governance of the original transaction. At that time, the Board of Directors (except for Mr. Bin Hamad J.J. Al Thani and Mr. Syriani, who abstained from participating in the determination process) determined that the terms of the original transaction, given its size, the nature of the contingent capital instrument, for which there was no established market, and the terms of the Tier 1 Capital Notes issued in 2008 and held by QIA and The Olayan Group, were fair. As of April 26, 2013, Mr. Syriani retired from the Board of Directors and no other person affiliated with The Olayan Group has been elected as a Board of Directors member.

Settlement of mandatory and contingent convertible securities
In July 2012, the Group issued CHF 3.8 billion mandatory and contingent convertible securities (MACCS) that mandatorily converted into 233.5 million shares at a conversion price of CHF 16.29 per share on March 29, 2013. The settlement and delivery of shares occurred on April 8, 2013. Strategic and institutional investors purchased CHF 2.0 billion of MACCS and shareholders exercised preferential subscription rights for CHF 1.8 billion of MACCS. The conversion price corresponded to 95% of the volume weighted average market price for the two trading days preceding the transaction. Investors in the MACCS included entities affiliated with QIA and The Olayan Group, which also have been deemed by the Group to be related parties of the Group’s current Board of Directors’ member Mr. Bin Hamad J.J. Al Thani and the Group’s then Board of Directors member Mr. Syriani. In addition to QIA and The Olayan Group, a number of other investors of the Group purchased the MACCS, including Norges Bank and the Capital Group Companies, Inc., which, like QIA and The Olayan Group, have significant holdings of Group shares. The terms and conditions for the conversion of the MACCS were equally applicable to all purchasers.

Plus Bonds
In 2013, the Group awarded Plus Bonds to certain employees as deferred variable compensation in respect of their 2012 compensation. The Group provided members of the Executive Board who did not participate in the structuring of the Plus Bond the opportunity to invest their own funds in instruments with substantially the same terms as the Plus Bond awards granted to employees. As a result, certain Executive Board members acquired an aggregate of CHF 9 million in Plus Bond instruments in February 2013.

Loan to Arcapita Bank
In February 2012, the Group downgraded to impaired status a loan with an outstanding principal amount of USD 30 million to Arcapita Bank B.S.C. (Arcapita Bank), an international investment firm headquartered in Bahrain. The financing provided to Arcapita Bank was extended in 2007 on arm’s length terms and at the time, did not involve more than the normal risk of collectability or present other unfavorable features. Arcapita Bank may have been deemed to be a related party entity of the Group because the Group’s Board of Directors’ member Mr. Bin Hamad J.J. Al Thani was also a member of the board of directors of Arcapita Bank. Mr. Bin Hamad J.J. Al Thani joined the Arcapita Bank board of directors in October 2008 and the Group’s Board of Directors in 2010, in both cases after the loan was extended. Arcapita Bank filed for Chapter 11 bankruptcy in the US in March 2012, and the Group subsequently sold its USD 30 million credit position to an unrelated third party. During 2013, Mr. Bin Hamad J.J.Al Thani stepped down from the Arcapita Bank board of directors.

Liabilities due to own pension funds
Liabilities due to the Group’s own defined benefit pension funds as of December 31, 2013 and 2012 of CHF 3,381 million and CHF 3,232 million, respectively, were reflected in various liability accounts in the Group’s consolidated balance sheets. In December 2011, the Group’s Swiss pension fund invested CHF 350 million into mandatory convertible securities issued by Credit Suisse Group Finance (Guernsey) Limited, an unconsolidated SPE wholly owned by the Group. The mandatory convertible securities contained a 2% coupon and converted into 16.5 million Group shares at maturity in December 2012. In addition, other unconsolidated SPEs wholly owned by the Group had liabilities to the pension funds of the Group with notional values of CHF 77 million and CHF 78 million as of December 31, 2013 and 2012, respectively.

Loans outstanding made by the Group or any subsidiaries to equity method investees
in	2013	2012	2011
Loans outstanding made by the Group or any subsidiaries to equity method investees (CHF million)
Balance at beginning of period	12	13	45
Net borrowings/(repayments)	(2)	(1)	(32)
Balance at end of period	10	12	13

30 Pension and other post-retirement benefits
The Group sponsors defined contribution pension plans, defined benefit pension plans and other post-retirement defined benefit plans such as post-retirement health care.

Defined contribution pension plans
Defined contribution plans provide each participant with an individual account. The benefits to be provided to a participant are solely based on the contributions made to that employee’s account and are affected by income, expenses and gains and losses allocated to the account. As such, there are no stipulations of a defined annuity benefit at retirement and the participants bear the full actuarial as well as investment risk.
The Group contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2013, 2012 and 2011, the Group contributed to these plans and recognized as expense CHF 179 million, CHF 221 million and CHF 246 million, respectively.

Defined benefit pension and other Post-Retirement benefit plans
Defined benefit pension plans
Defined benefit pension plans are pension plans that define specific benefits for an employee upon that employee’s retirement. These benefits are usually determined by taking into account the employee’s salary, years of service and age of retirement. Retirees neither bear the actuarial risk (for example, the risk that the retirees of the plan live longer than expected), nor the investment risk (that is, that plan assets invested and associated returns will be insufficient to meet the expected benefits due to low or negative returns on contributions). The Group’s funding policy for these plans is in accordance with local laws and tax requirements.

Swiss pension plan
The Group’s most significant defined benefit pension plan is located and covers its employees in Switzerland and is set up as a trust domiciled in Zurich. The plan provides benefits in the event of retirement, death and disability and meets or exceeds the minimum benefits required under Swiss law. Historically, this plan provided traditional defined benefit pensions under the annuity section. In 2010, a new savings section was introduced and as of January 1, 2013, all active employees were transferred to the savings section and the annuity section has ceased accruing new benefits. In the savings section, the benefits are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. Although the plan is largely defined contribution in nature, it is treated as a defined benefit plan under US GAAP, mainly due to a guaranteed minimum return on contributions and guaranteed payment of lifetime pensions. As of December 31, 2013 and 2012, the Group’s pension plan in Switzerland comprised 79% and 80%, respectively, of all the Group’s employees participating in defined benefit plans, 83% of the >>>fair value of plan assets, and 82% and 83%, respectively, of the pension benefit obligation of the Group’s defined benefit plans.
Employee contributions in the savings section depend on their age and are determined as a percentage of the pensionable salary. The employees can select between three different levels of contributions which vary between 5% and 14% depending on their age. The Group’s contribution varies between 7.5% and 25% of the pensionable salary depending on the employee’s age.

International pension plans
Various defined benefit pension plans cover the Group’s employees outside Switzerland. These plans provide benefits in the event of retirement, death, disability or termination of employment. Retirement benefits under the plans depend on age, contributions and salary. The Group’s principal defined benefit pension plans outside Switzerland are located in the US and in the UK. Both plans are funded, closed to new participants and have ceased accruing new benefits. Smaller defined benefit pension plans, both funded and unfunded, are operated in other locations.

Other post-retirement defined benefit plans
In the US, the Group’s defined benefit plans provide post-retirement benefits other than pension benefits that primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Group promises to provide health and welfare benefits after the employee retires. The Group’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Benefit costs of defined benefit plans
The net periodic benefit costs for defined benefit pension and other post-retirement defined benefit plans are the costs of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using the standard actuarial methodology which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.

Components of total benefit costs
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
in	2013	2012	2011	2013	2012	2011	2013	2012	2011
Total benefit costs (CHF million)
Service costs on benefit obligation	347	347	319	24	30	33	0	1	0
Interest costs on benefit obligation	304	378	416	122	127	123	8	8	7
Expected return on plan assets	(575)	(617)	(668)	(161)	(164)	(160)	0	0	0
Amortization of recognized prior service cost/(credit)	(92)	(52)	17	0	(1)	0	0	(2)	(2)
Amortization of recognized actuarial losses/(gains)	258	144	84	79	74	51	13	13	9
Net periodic benefit costs	242	200	168	64	66	47	21	20	14
Settlement losses/(gains)	40	90	0	0	0	0	0	0	0
Curtailment losses/(gains)	(28)	(35)	1	0	0	0	0	0	0
Special termination benefits	19	19	10	0	0	0	0	0	0
Total benefit costs	273	274	179	64	66	47	21	20	14
Total benefit costs reflected in compensation and benefits – other for 2013, 2012 and 2011 were CHF 358 million, CHF 360 million and CHF 240 million, respectively.
Since the second quarter of 2011, as part of its strategic plan, the Group has launched a number of cost efficiency measures including headcount reduction. This resulted in curtailment gains of CHF 28 million and CHF 35 million in 2013 and 2012, respectively, and a curtailment loss of CHF 1 million in 2011 reflecting the immediate recognition of a credit relating to the years of service no longer expected to be rendered. Additional costs of CHF 40 million and CHF 90 million in 2013 and 2012, respectively, related to the settlement of the pension obligation for employees in Switzerland whose employment has effectively been terminated or who have left the Group due to a sale of their business. Special termination benefit costs of CHF 19 million, CHF 19 million and CHF 10 million have been recognized in 2013, 2012 and 2011, respectively, relating to early retirements in Switzerland in the context of the cost efficiency measures.

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

Obligations and funded status of the plans
	Defined benefit pension plans				Other post-retirement defined benefit plans
	Switzerland		International		International
in / end of	2013	2012	2013	2012	2013	2012
PBO (CHF million) [1]
Beginning of the measurement period	14,296	13,944	2,773	2,675	180	174
Plan participant contributions	209	231	0	0	0	0
Service cost	347	347	24	30	0	1
Interest cost	304	378	122	127	8	8
Plan amendments	0	(402)	0	0	0	0
Settlements	(208)	(335)	(4)	0	0	0
Curtailments	(5)	(64)	(2)	(12)	0	0
Special termination benefits	19	19	1	1	0	0
Actuarial losses/(gains)	(736)	855	69	70	(8)	10
Plans removed	0	0	0	(6)	0	0
Benefit payments	(753)	(677)	(97)	(103)	(8)	(8)
Exchange rate losses/(gains)	0	0	(43)	(9)	(4)	(5)
End of the measurement period	13,473	14,296	2,843	2,773	168	180
Fair value of plan assets (CHF million)
Beginning of the measurement period	14,340	13,604	2,893	2,586	0	0
Actual return on plan assets	913	1,035	183	234	0	0
Employer contributions	411	482	67	158	8	8
Plan participant contributions	209	231	0	0	0	0
Settlements	(208)	(335)	(4)	0	0	0
Benefit payments	(753)	(677)	(97)	(103)	(8)	(8)
Exchange rate gains/(losses)	0	0	(35)	18	0	0
End of the measurement period	14,912	14,340	3,007	2,893	0	0
Funded status recognized (CHF million)
Funded status of the plan – overfunded/(underfunded)	1,439	44	164	120	(168)	(180)
Funded status recognized in the consolidated balance sheet as of December 31	1,439	44	164	120	(168)	(180)
Total amount recognized (CHF million)
Noncurrent assets	1,439	45	520	695	0	0
Current liabilities	0	0	(8)	(7)	(8)	(8)
Noncurrent liabilities	0	(1)	(348)	(568)	(160)	(172)
Total amount recognized in the consolidated balance sheet as of December 31	1,439	44	164	120	(168)	(180)
ABO (CHF million) [2]
End of the measurement period	13,043	13,821	2,785	2,714	–	–
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.

US GAAP requires an employer to recognize the funded status of the defined benefit pension and other post-retirement defined benefit plans on the balance sheet. The funded status of these plans is determined as the difference between the fair value of plan assets and the PBO. The funded status may vary from year to year due to changes in the fair value of plan assets and variations of the PBO following changes in the underlying assumptions and census data used to determine the PBO. In 2013 and 2012, the curtailments, settlements and special termination benefits in Switzerland, which impacted the PBO, related to the headcount reduction in the context of the cost efficiency measures. In addition, a plan amendment occurred in the Swiss pension plan as announced on December 17, 2012: the reduction in the conversion rate used to determine the pension annuity resulted in a reduction in the PBO of CHF 402 million in 2012.
The total net amount recognized in the consolidated balance sheets as of December 31, 2013 and 2012 was a net overfunding of CHF 1,435 million and a net underfunding of CHF 16 million, respectively.
In 2014, the Group expects to contribute CHF 521 million to the Swiss and international defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2013 and 2012, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets				[1]	ABO exceeds fair value of plan assets				[1]
	Switzerland		International			Switzerland		International
December 31	2013	2012	2013	2012		2013	2012	2013	2012
CHF million
PBO	0	6	1,334	1,400		0	6	1,319	1,382
ABO	0	5	1,307	1,364		0	5	1,298	1,354
Fair value of plan assets	0	5	978	825		0	5	964	810
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.

Amounts recognized in AOCI, net of tax
	Defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2013	2012	2013	2012	2013	2012
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(2,717)	(3,748)	(40)	(53)	(2,757)	(3,801)
Prior service credit/(cost)	512	607	3	3	515	610
Total	(2,205)	(3,141)	(37)	(50)	(2,242)	(3,191)

The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2013 and 2012, and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2014.

Amounts recognized in other comprehensive income
	Defined benefit pension plans				Other post-retirement defined benefit plans
in	Gross	Tax		Net	Gross	Tax	Net	Total net
2013 (CHF million)
Actuarial gains/(losses)	1,027	(288)	[1]	739	8	(3)	5	744
Amortization of actuarial losses/(gains)	337	(83)		254	13	(5)	8	262
Amortization of prior service cost/(credit)	(92)	20		(72)	0	0	0	(72)
Immediate recognition due to curtailment/settlement	18	(3)		15	0	0	0	15
Total amounts recognized in other comprehensive income	1,290	(354)		936	21	(8)	13	949
2012 (CHF million)
Actuarial gains/(losses)	(437)	92		(345)	(10)	4	(6)	(351)
Prior service credit/(cost)	402	(83)		319	0	0	0	319
Amortization of actuarial losses/(gains)	218	(57)		161	13	(5)	8	169
Amortization of prior service cost/(credit)	(53)	12		(41)	(2)	1	(1)	(42)
Immediate recognition due to curtailment/settlement	131	(28)		103	0	0	0	103
Total amounts recognized in other comprehensive income	261	(64)		197	1	0	1	198
1
Includes the impact from the valuation allowance recognized on deferred tax assets on one of the Group's entities in the UK, offsetting the tax benefit of CHF 37 million attributable to the UK pension plan.

Amounts in AOCI, net of tax, expected to be amortized in 2014
in 2014	Defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	146	5
Amortization of prior service cost/(credit)	(69)	0
Total	77	5

Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event. Where applicable, they are in line with the expected market averages and benchmarks, the expected trend in the market and historical rates, particularly plan experience.

Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	Defined benefit pension plans						Other post-retirement defined benefit plans
	Switzerland			International			International
December 31	2013	2012	2011	2013	2012	2011	2013	2012	2011
Net periodic benefit cost (%)
Discount rate	2.2	2.8	3.1	4.5	4.8	5.5	4.3	4.7	5.5
Salary increases	1.2	1.4	2.0	4.0	4.0	4.2	–	–	–
Expected long-term rate of return on plan assets	4.0	4.3	4.8	6.2	6.4	7.3	–	–	–
Benefit obligation (%)
Discount rate	2.6	2.2	2.8	4.7	4.5	4.8	5.1	4.3	4.7
Salary increases	1.2	1.2	1.4	4.3	4.0	4.0	–	–	–

Net periodic benefit cost and benefit obligation assumptions
The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic benefit costs for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.
The expected long-term rate of return on plan assets, which is used to calculate the expected return on plan assets as a component of the net periodic benefit costs, reflects the average rate of returns expected on the funds invested or to be invested to provide for the benefits included in the PBO. In estimating that rate, appropriate consideration is given to the returns being earned by the plan assets and the rates of return expected to be available for reinvestment.
The expected long-term rate of return on plan assets is based on total return forecasts, expected volatility and correlation estimates, reflecting interrelationships between and within asset classes held. Where possible, similar, if not related, approaches are followed to forecast returns for the various asset classes.
The expected long-term rate of return on debt securities reflects both accruing interest and price returns. The probable long-term relationship between the total return and certain exogenous variables is used, which links the total return forecasts on debt securities to forecasts of the macroeconomic environment.
The expected long-term rate of return on equity securities is based on a two-stage dividend discount model which considers economic and market forecasts to compute a market-implied equity risk premium. Dividends are estimated using market consensus earnings and the historical payout ratio. A subsequent scenario analysis is used to stress test the level of the return.
The expected long-term rate of return on real estate is based on economic models that reflect both the rental and the capital market side of the direct real estate market. This allows for a replicable and robust forecasting methodology for expected returns on real estate equity, fund and direct market indices.
The expected long-term rate of return on private equity and hedge funds is estimated by determining the key factors in their historical performance using private equity and hedge fund benchmarks and indices. To capture these factors, multiple linear regression models with lagged returns are used.

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate is assumed in the cost of covered health care benefits.
The following table provides an overview of the health care cost trend rates assumed and the sensitivity of a one percentage point increase or decrease of the rate.

Health care cost trend rates and sensitivity
in / end of	2013	2012	2011
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.00	9.00	9.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	1.3	1.4	1.3
One percentage point decrease in health care cost trend rates	(1.0)	(1.1)	(1.1)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	23	27	23
One percentage point decrease in health care cost trend rates	(19)	(22)	(19)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5 % by 2021.

The annual health care cost trend rate used to determine the defined benefit cost for 2014 is 8.00%.

Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The Group’s defined benefit pension plans employ a total return investment approach, whereby a diversified mix of debt and equity securities and alternative investments, specifically hedge funds and private equity, are used to maximize the long-term return of plan assets while incurring a prudent level of risk. The intent of this strategy is to meet or outperform plan liabilities over the long term. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Furthermore, equity securities are diversified across different geographic regions as well as across growth, value and small and large capitalization stocks. Real estate and alternative investments, such as private equity and hedge funds, are used to enhance long-term returns while improving portfolio diversification. >>>Derivatives may be used to hedge or increase market exposure, but are not used to leverage the portfolio beyond the market value of the underlying investments. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and quarterly investment portfolio reviews. To limit investment risk, the Group pension plans follow defined strategic asset allocation guidelines. At times of major market uncertainties and stress, these guidelines may be further restricted.
As of December 31, 2013 and 2012, the total fair value of Group debt securities included in plan assets of the Group’s defined benefit pension plans was CHF 129 million and CHF 256 million, respectively, and the total fair value of Group equity securities and options was CHF 147 million and CHF 109 million, respectively.

Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 34 – Financial instruments for discussion of the fair value hierarchy.

Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2013 and 2012, for the Group’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
	2013						2012
end of	Level 1		Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	3,335		35		0	3,370	2,630	0		0	2,630
Debt securities	415		2,978		0	3,393	1,137	2,894		0	4,031
of which governments	395		0		0	395	959	28		0	987
of which corporates	20		2,978		0	2,998	178	2,866		0	3,044
Equity securities	2,224		2,321		0	4,545	1,821	1,651		0	3,472
Real estate	0		564		1,125	1,689	0	552		1,080	1,632
of which direct	0		0		1,123	1,123	0	0		1,078	1,078
of which indirect	0		564		2	566	0	552		2	554
Alternative investments	0		1,178		737	1,915	0	1,908		662	2,570
of which private equity	0		0		607	607	0	0		662	662
of which hedge funds	0		1,086		0	1,086	0	1,668		0	1,668
of which other	0		92	[1]	130	222	0	240	[1]	0	240
Other investments	0		0		0	0	0	5		0	5
Switzerland	5,974		7,076		1,862	14,912	5,588	7,010		1,742	14,340
Cash and cash equivalents	66		333		0	399	0	394		0	394
Debt securities	335		1,017		177	1,529	234	1,128		71	1,433
of which governments	335		30		0	365	234	8		0	242
of which corporates	0		987		177	1,164	0	1,120	[2]	71	1,191
Equity securities	172		441		0	613	188	325	[2]	0	513
Real estate – indirect	0		0		94	94	0	0		89	89
Alternative investments	(23)		290		7	274	0	335		34	369
of which private equity	0		0		0	0	0	0		4	4
of which hedge funds	0		264		3	267	0	94	[2]	30	124
of which other	(23)	[1]	26	[1]	4	7	0	241	[1]	0	241
Other investments	0		98		0	98	0	95		0	95
International	550		2,179		278	3,007	422	2,277		194	2,893
Total plan assets at fair value	6,524		9,255		2,140	17,919	6,010	9,287		1,936	17,233
1 Primarily related to derivative instruments.
2 Prior period has been corrected to reclassify certain plan assets from equity securities to corporate debt and hedge funds, respectively.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2013 (CHF million)
Debt securities – corporates	71	1	(1)	5	0	103	(2)	177
Real estate	1,169	0	0	52	0	0	(2)	1,219
of which direct	1,078	0	0	45	0	0	0	1,123
of which indirect	91	0	0	7	0	0	(2)	96
Alternative investments	696	149	(147)	37	7	15	(13)	744
of which private equity	666	0	(147)	45	1	47	(5)	607
of which hedge funds	30	2	0	(3)	2	(27)	(1)	3
of which other	0	147	0	(5)	4	(5)	(7)	134
Total plan assets at fair value	1,936	150	(148)	94	7	118	(17)	2,140
of which Switzerland	1,742	147	(147)	87	0	42	(9)	1,862
of which International	194	3	(1)	7	7	76	(8)	278
2012 (CHF million)
Debt securities – corporates	90	0	(28)	9	3	(3)	0	71
Real estate	1,118	0	0	50	0	3	(2)	1,169
of which direct	1,034	0	0	44	0	0	0	1,078
of which indirect	84	0	0	6	0	3	(2)	91
Alternative investments	696	0	0	(17)	3	31	(17)	696
of which private equity	615	0	0	(18)	2	82	(15)	666
of which hedge funds	81	0	0	1	1	(51)	(2)	30
Total plan assets at fair value	1,904	0	(28)	42	6	31	(19)	1,936
of which Switzerland	1,640	0	0	27	0	89	(14)	1,742
of which International	264	0	(28)	15	6	(58)	(5)	194

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

Alternative investments
Private equity includes direct investments, investments in partnerships that make private equity and related investments in various portfolio companies and funds and fund of funds partnerships. Private equity consists of both publicly traded securities and private securities. Publicly traded investments that are restricted or that are not quoted in active markets are valued based on publicly available quotes with appropriate adjustments for liquidity or trading restrictions. Private equity is valued taking into account a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses. Private equity for which a fair value is not readily determinable is measured at fair value using NAV provided by the general partner.
Hedge funds that are not directly quoted on a public stock exchange, and/or for which a fair value is not readily determinable, are measured at fair value using NAV provided by the fund administrator.

Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.

Weighted-average plan asset allocation
	Switzerland		International
December 31	2013	2012	2013	2012
Weighted-average plan asset allocation (%)
Cash and cash equivalents	22.6	18.3	13.3	13.6
Debt securities	22.8	28.1	50.7	49.5	[1]
Equity securities	30.4	24.2	20.4	17.8	[1]
Real estate	11.3	11.4	3.1	3.1
Alternative investments	12.9	18.0	9.2	12.7	[1]
Insurance	0.0	0.0	3.3	3.3
Total	100.0	100.0	100.0	100.0
1 Prior period has been corrected to reclassify certain plan assets from equity securities to debt securities and alternative investments, respectively.

The following table shows the target plan asset allocation for 2014 in accordance with the Group’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2014.

Weighted-average target plan asset allocation for 2014
	Switzerland	International
2014 (%)
Cash and cash equivalents	10	0
Debt securities	35	59
Equity securities	30	25
Real estate	12	3
Alternative investments	13	10
Insurance	0	3
Total	100	100

Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.

Estimated future benefit payments for defined benefit plans
	Defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2014	969	8
2015	956	9
2016	936	10
2017	909	10
2018	896	11
For five years thereafter	4,933	59

31 Derivatives and hedging activities
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

Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile to which the Group elects to be exposed. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions. As of the end of 2013, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was three years.

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
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 34 – Financial instruments” for further information.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2013	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,589.6	399.6	393.8	68.5	2.8	0.7
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,382.0	446.7	441.5	68.5	2.8	0.7
Forwards	2,098.0	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.1	28.9	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.0	61.3	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	7.9	0.0	0.0	0.0
Options bought and sold (OTC)	225.3	12.2	12.0	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.2	35.3	37.2	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.4	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.2	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,327.3	575.5	583.9	108.4	3.1	0.8
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.7 billion, CHF 578.6 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 2012	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,055.9		2.6	2.5	0.0	0.0	0.0
Swaps	29,155.2		635.6	630.1	62.8	3.9	1.5
Options bought and sold (OTC)	3,739.9		62.4	62.6	0.0	0.0	0.0
Futures	1,145.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	952.0		0.3	0.2	0.0	0.0	0.0
Interest rate products	43,048.4		700.9	695.4	62.8	3.9	1.5
Forwards	2,133.4		21.6	21.3	19.6	0.2	0.1
Swaps	1,336.3		32.2	46.6	0.0	0.0	0.0
Options bought and sold (OTC)	985.3		9.7	10.7	0.0	0.0	0.0
Futures	83.8	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.6		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	4,542.4		63.5	78.6	19.6	0.2	0.1
Forwards	5.5		0.6	0.0	0.0	0.0	0.0
Swaps	211.0		4.6	5.8	0.0	0.0	0.0
Options bought and sold (OTC)	214.9		11.4	11.1	0.0	0.0	0.0
Futures	74.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	338.2		13.7	14.1	0.0	0.0	0.0
Equity/index-related products	844.0		30.3	31.0	0.0	0.0	0.0
Credit derivatives [3]	1,694.4		30.6	29.8	0.0	0.0	0.0
Forwards	31.3		1.1	1.4	0.0	0.0	0.0
Swaps	55.3		3.6	3.1	0.0	0.0	0.0
Options bought and sold (OTC)	54.2		1.6	1.6	0.0	0.0	0.0
Futures	35.6	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	50.4		1.6	1.7	0.0	0.0	0.0
Other products [4]	226.8		7.9	7.8	0.0	0.0	0.0
Total derivative instruments	50,356.0		833.2	842.6	82.4	4.1	1.6
The notional amount, PRV and NRV (trading and hedging) was CHF 50,438.4 billion, CHF 837.3 billion and CHF 844.2 billion, respectively, as of December 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period has been corrected to reclassify the notional amounts from other products to foreign exchange products.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity, energy and emission products.

Fair value hedges
in	2013	2012	2011
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	437	834	548
Foreign exchange products	(9)	(13)	20
Total	428	821	568
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(435)	(878)	(585)
Foreign exchange products	9	13	(20)
Total	(426)	(865)	(605)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	2	(44)	(37)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2013		2012	2011
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	7		8	0
Foreign exchange products	13		30	(6)
Total	20		38	(6)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	3		0	0
Foreign exchange products	(3)	[2]	0	31	[3]
Total	0		0	31
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion	1		0	0
1 Included in trading revenues.
2 Included in other revenues.
3 Included in commissions and fees.

The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 3 million.

Net investment hedges
in	2013	2012	2011
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	504	(81)	280
Total	504	(81)	280
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	2	75	4
Total	2	75	4
Represents gains/(losses) on effective portion.
1 Included in other revenues.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
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

Contingent credit risk
	2013				2012
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties		Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	11.7	1.1	0.1	12.9	15.3		1.4	0.6	17.3
Collateral posted	10.6	1.2	–	11.8	13.4		1.4	–	14.8
Additional collateral required in a one-notch downgrade event	0.6	0.8	0.0	1.4	0.2		0.5	0.0	0.7
Additional collateral required in a two-notch downgrade event	2.3	1.1	0.0	3.4	2.7	[1]	1.5	0.5	4.7
1 Additional collateral required in a two-notch downgrade event has been corrected.

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
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” for further information on netting.

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
The Group also considers estimated recoveries that it would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type.

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
Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 7.4 billion and CHF 6.0 billion as of December 31, 2013 and 2012, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2013						2012
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold		Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(305.9)	287.9		(18.0)	37.7	5.2	(394.6)		373.9		(20.7)	56.0		2.5
Non-investment grade	(108.7)	104.9		(3.8)	10.5	2.5	(135.4)		129.3		(6.1)	11.3		(0.4)
Total single-name instruments	(414.6)	392.8		(21.8)	48.2	7.7	(530.0)	[3]	503.2	[3]	(26.8)	67.3	[3]	2.1	[3]
of which sovereign	(88.1)	85.0		(3.1)	8.9	(0.4)	(119.4)		117.1		(2.3)	10.3		(0.7)
of which non-sovereign	(326.5)	307.8		(18.7)	39.3	8.1	(410.6)		386.1		(24.5)	57.0		2.8
Multi-name instruments (CHF billion)
Investment grade [2]	(219.1)	212.1		(7.0)	47.3	3.3	(222.2)		207.1		(15.1)	20.6		(0.7)
Non-investment grade	(65.0)	59.0	[4]	(6.0)	13.5	1.5	(62.8)		56.1	[4]	(6.7)	9.8		(1.6)
Total multi-name instruments	(284.1)	271.1		(13.0)	60.8	4.8	(285.0)	[3]	263.2	[3]	(21.8)	30.4	[3]	(2.3)	[3]
of which sovereign	(10.8)	10.9		0.1	1.1	0.0	(13.5)		13.1		(0.4)	0.4		(0.1)
of which non-sovereign	(273.3)	260.2		(13.1)	59.7	4.8	(271.5)		250.1		(21.4)	30.0		(2.2)
Total instruments (CHF billion)
Investment grade [2]	(525.0)	500.0		(25.0)	85.0	8.5	(616.8)		581.0		(35.8)	76.6		1.8
Non-investment grade	(173.7)	163.9		(9.8)	24.0	4.0	(198.2)		185.4		(12.8)	21.1		(2.0)
Total instruments	(698.7)	663.9		(34.8)	109.0	12.5	(815.0)		766.4		(48.6)	97.7		(0.2)
of which sovereign	(98.9)	95.9		(3.0)	10.0	(0.4)	(132.9)		130.2		(2.7)	10.7		(0.8)
of which non-sovereign	(599.8)	568.0		(31.8)	99.0	12.9	(682.1)		636.2		(45.9)	87.0		0.6
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Credit protection instruments have been corrected to reclassify certain single-name instruments to multi-name instruments.
4 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	2013	2012
Credit derivatives (CHF billion)
Credit protection sold	698.7	815.0
Credit protection purchased	663.9	766.4
Other protection purchased	109.0	97.7
Other instruments [1]	11.7	15.3
Total credit derivatives	1,483.3	1,694.4
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2013 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7
2012 (CHF billion)
Single-name instruments	125.0	326.0	79.0	530.0
Multi-name instruments	42.7	171.0	71.3	285.0
Total instruments	167.7	497.0	150.3	815.0

32 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.

Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2013 (CHF million)
Credit guarantees and similar instruments	2,826	1,125	396	569	4,916	4,768		34	2,333
Performance guarantees and similar instruments	4,428	1,786	1,006	145	7,365	6,444		87	3,312
Securities lending indemnifications	11,479	0	0	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	9,544	1,960	1,899	31,650	31,650		715	–	[3]
Other guarantees	4,003	817	197	198	5,215	5,191		3	2,631
Total guarantees	40,983	13,272	3,559	2,811	60,625	59,532		839	19,755
2012 (CHF million)
Credit guarantees and similar instruments [4]	10,104	1,543	334	606	12,587	12,200		53	1,920
Performance guarantees and similar instruments	5,160	1,643	970	1,758	9,531	8,793		139	3,336
Securities lending indemnifications	12,211	0	0	0	12,211	12,211		0	12,211
Derivatives [2]	21,197	9,951	1,833	2,434	35,415	35,415		985	–	[3]
Other guarantees	4,297	689	286	147	5,419	5,397		3	2,812
Total guarantees	52,969	13,826	3,423	4,945	75,163	74,016		1,180	20,279
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
4 Prior period has been corrected.

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
Commercial and residential mortgage guarantees are made in connection with the Group’s commercial mortgage activities in the US, where the Group sells certain commercial and residential mortgages to the Fannie Mae and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Group also issues guarantees that require it to reimburse Fannie Mae for losses on certain whole loans underlying mortgage-backed securities issued by Fannie Mae, which are triggered by borrowers failing to perform on the underlying mortgages.
The Group also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in the >>>fair value of those assets.

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
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by >>>FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2013 to June 30, 2014 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.

PAF2 transaction
The Group’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Group. In the first quarter of 2012, the Group entered into the PAF2 transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covered approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Group, and was addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element was retained by the Group and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.
The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic >>>CDO trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Group’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from >>>CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Group for counterparty risk management. As of December 31, 2013, the carrying value of the PAF2 awards was CHF 652 million. The amount of the PAF2 awards compensation expense for 2013 was CHF 83 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 28 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.
The Group had purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a CDS, accounted for at fair value, with a third-party entity. The value of the senior layer was calculated using the same model as for the PAF2 awards. The Group also had a credit support facility with this entity that allowed the Group to provide credit support in connection with other assets that are commonly financed through the issuance of >>>CP and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances included: (i) a disruption of the CP market such that the entity could not issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeded certain thresholds and the Group instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider was downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount could be settled by the assignment of the rights and obligations of the CDS to the Group. The credit support facility was accounted for on an accrual basis.
In December 2012, the >>>BCBS published updated regulatory guidance that made the PAF2 transaction as it was structured ineligible for counterparty credit spread hedging under the >>>Basel III framework. As a result of this new guidance, the Group had the right to exercise a regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. In October 2013, the Group exercised the call to terminate the CDS and the credit support facility at par.
As of December 31, 2013, the mezzanine layer in the form of PAF2 awards remained in place. In the first quarter of 2014, the Group terminated the PAF2 awards and exchanged them at fair value for other compensation awards in the form of either Contingent Capital Awards or for an interest in a fund at the discretion of the award holders.
> Refer to “Note 28 – Employee deferred compensation” for further information.

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
With respect to its outstanding repurchase claims, the Group is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2013 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 2013 and 2012, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
January 1, 2004 to December 31, 2013 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	23.5
Non-agency securitizations	133.8	[2]
Total	165.5
1 Primarily banks.
2
The outstanding balance of residential mortgage loans sold was USD 26.2 billion as of December 31, 2013. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2013 was attributable to borrower payments of USD 88.9 billion and losses of USD 18.7 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2013						2012
	Government- sponsored enterprises	Private investors	Non- agency securiti- zations		Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	464	1,395		1,926		68	432	243	743
New claims	69	139	1,039		1,247		58	57	2,032	2,147
Claims settled through repurchases	(4)	(1)	(2)		(7)	[1]	(7)	0	(7)	(14)	[1]
Other settlements	(31)	(178)	(7)		(216)	[2]	(15)	(7)	(32)	(54)	[2]
Total claims settled	(35)	(179)	(9)		(223)		(22)	(7)	(39)	(68)
Claims rescinded	(24)	(4)	0		(28)		(37)	(18)	0	(55)
Transfers to/from arbitration and litigation, net [3]	0	0	(2,342)	[4]	(2,342)		0	0	(841)	(841)
Balance at end of period	77	420	83		580		67	464	1,395	1,926
1 Settled at a repurchase price of USD 6 million and USD 15 million in 2013 and 2012, respectively.
2 Settled at USD 48 million and USD 41 million in 2013 and 2012, respectively.
3 Refer to "Note 38 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 2013 include portfolios of claims of approximately USD 0.3 billion for which formal legal proceedings had commenced in prior periods.

Provisions for outstanding repurchase claims
	2013		2012
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	55		59
Increase/(decrease) in provisions, net	145		52
Realized losses [2]	(54)	[3]	(56)	[4]
Balance at end of period	146	[3]	55	[5]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 38 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to government-sponsored enterprises and private investors.
4 Primarily related to government-sponsored enterprises and non-agency securitizations.
5 Primarily related to government-sponsored enterprises.

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
> Refer to “Note 38 – Litigation” for further information.

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

Lease commitments
Lease commitments (CHF million)
2014	580
2015	527
2016	474
2017	412
2018	365
Thereafter	3,063
Future operating lease commitments	5,421
Less minimum non-cancellable sublease rentals	171
Total net future minimum lease commitments	5,250

Rental expense for operating leases
in	2013	2012	2011
Rental expense for operating leases (CHF million)
Minimum rental expense	642	631	554
Sublease rental income	(85)	(98)	(97)
Total net expenses for operating leases	557	533	457

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
From time to time, the Group may enter into sale-leaseback transactions, in which an asset is sold and immediately leased back. If specific criteria are met, such asset is derecognized from the balance sheet and an operating lease is recognized. If the present value of the lease payments is equal to or higher than 10% of the fair value of the property sold, any resulting gains up to an amount equal to the present value of the lease payments are deferred and recognized in the statement of operations over the term of the lease as a reduction of rental expense. Gains on sale-leaseback transactions for which the lease payments are lower than 10% of the fair value of the property sold or gains in excess of the present value of the lease payments are recognized in the statements of operations upon completion of the sale.

Sale-leaseback transactions
In the first quarter of 2012, the Group sold the office complex of its European headquarters at One Cabot Square in London to OCS Investment S.à.r.l. and leased back this property under an operating lease arrangement for 22 years, with two options to extend the lease by five years each. OCS Investment S.à.r.l. is a company wholly owned by the Qatar Investment Authority, which is a minority shareholder of the Group.
In the fourth quarter of 2012, the Group sold the Uetlihof office complex in Zurich, the Group’s principal office building worldwide, to Norges Bank, a minority shareholder of the Group, and leased back this property under an operating lease arrangement for 25 years, with the option to extend the lease by up to 15 years. Norges Bank, through its Investment Management unit, was acting as the buyer on behalf of the Norwegian Government Pension Fund Global.
During 2013 and 2012, the Group entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 78 million for the 2013 sale-leaseback transactions and CHF 41 million for the 2012 sale-leaseback transactions.

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Collateral received
2013 (CHF million)
Irrevocable commitments under documentary credits	5,484	27	1	0	5,512	5,452		3,381
Irrevocable loan commitments [2]	27,250	26,877	35,376	7,487	96,990	92,732		47,996
Forward reverse repurchase agreements	26,893	0	0	0	26,893	26,893		26,893
Other commitments	2,481	1,020	104	286	3,891	3,891		350
Total other commitments	62,108	27,924	35,481	7,773	133,286	128,968		78,620
2012 (CHF million)
Irrevocable commitments under documentary credits	6,217	35	6	0	6,258	6,061		3,219
Irrevocable loan commitments [2]	32,794	23,612	37,790	6,023	100,219	94,748		32,765
Forward reverse repurchase agreements	45,556	0	0	0	45,556	45,556		45,556
Other commitments	949	864	172	576	2,561	2,561		131
Total other commitments	85,516	24,511	37,968	6,599	154,594	148,926		81,671
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 90,254 million and CHF 78,887 million of unused credit limits as of December 31, 2013 and 2012, respectively, which were revocable at the Group's sole discretion upon notice to the client. Prior period has been adjusted to the current presentation.

Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Group guarantees payments to exporters against presentation of shipping and other documents.

Irrevocable loan commitments
Irrevocable loan commitments are irrevocable credit facilities extended to clients and include fully or partially undrawn commitments that are legally binding and cannot be unconditionally cancelled by the Group. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.

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

33 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and for Group tax or regulatory purposes.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, >>> CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
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
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2013, 2012 and 2011 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2013	2012	2011
Gains and cash flows (CHF million)
CMBS
Net gain [1]	4	56	6
Proceeds from transfer of assets	5,574	6,156	974
Servicing fees	0	0	1
Cash received on interests that continue to be held	70	57	205
RMBS
Net gain/(loss) [1]	(8)	3	65
Proceeds from transfer of assets	24,523	15,143	30,695
Purchases of previously transferred financial assets or its underlying collateral	(10)	(25)	(4)
Servicing fees	4	3	3
Cash received on interests that continue to be held	486	554	382
Other asset-backed financings
Net gain [1]	15	83	24
Proceeds from transfer of assets	915	591	1,268
Purchases of previously transferred financial assets or its underlying collateral [2]	(213)	(621)	(256)
Servicing fees	0	0	1
Cash received on interests that continue to be held	633	1,350	701
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
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2013 and 2012, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2013	2012
CHF million
CMBS
Principal amount outstanding	37,308	30,050
Total assets of SPE	48,715	45,407
RMBS
Principal amount outstanding	45,571	58,112
Total assets of SPE	48,741	60,469
Other asset-backed financings
Principal amount outstanding	27,854	32,805
Total assets of SPE	27,854	32,805
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.

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

Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 34 – Financial instruments for further information on fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2013							2012
at time of transfer			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			633				2,993			761				2,219
of which level 2			476				2,879			654				2,090
of which level 3			156				114			107				129
Weighted-average life, in years			7.3				7.7			8.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	2.0	–	31.0			–	[2]	0.1	–	34.9
Cash flow discount rate (rate per annum), in % [3]	1.6	–	11.6		0.0	–	45.9	0.8	–	10.7		0.1	–	25.7
Expected credit losses (rate per annum), in %	0.0	–	7.5		0.0	–	45.8	0.5	–	9.0		0.0	–	25.1
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2013 and 2012.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2013											2012
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,132				2,354			284				274				1,929			692
of which non-investment grade			26				359			204				90				342			686
Weighted-average life, in years			6.5				8.6			3.7				4.0				5.2			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	23.5			–				–		0.1	–	27.6			–
Impact on fair value from 10% adverse change			–				(26.6)			–				–				(38.5)			–
Impact on fair value from 20% adverse change			–				(48.6)			–				–				(74.3)			–
Cash flow discount rate (rate per annum), in % [4]	1.1	–	37.1		1.7	–	22.4	1.0	–	23.1		1.1	–	50.2		0.2	–	42.8	0.7	–	51.7
Impact on fair value from 10% adverse change			(25.5)				(65.0)			(2.4)				(14.8)				(62.8)			(1.0)
Impact on fair value from 20% adverse change			(50.0)				(124.9)			(4.9)				(19.9)				(93.5)			(1.8)
Expected credit losses (rate per annum), in %	0.2	–	36.6		0.1	–	17.3	0.7	–	21.0		0.9	–	49.5		0.9	–	42.8	0.3	–	51.4
Impact on fair value from 10% adverse change			(10.9)				(42.2)			(0.4)				(14.4)				(55.9)			(0.8)
Impact on fair value from 20% adverse change			(21.5)				(79.6)			(0.7)				(19.2)				(80.3)			(1.6)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

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

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2013 and 2012.
> Refer to “Note 35 – Asset pledged and collateral” for further information.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
	2013	2012
CHF million
CMBS
Other assets	432	467
Liability to SPE, included in Other liabilities	(432)	(467)
Other asset-backed financings
Trading assets	216	1,171
Other assets	157	913
Liability to SPE, included in Other liabilities	(373)	(2,084)

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
As a consequence of these activities, the Group holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Group, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Group to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees is presented to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.
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
The overall average maturity of the conduit’s outstanding CP was approximately 19 days and 27 days as of December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, Alpine had the highest short-term ratings from Moody’s and Dominion Bond Rating Service and was rated A-1 by Standard & Poor’s and F-1 by Fitch. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including residential mortgages and advance financing receivables, and auto and equipment loans or leases. As of December 31, 2013 and 2012, those assets had an average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 2.1 years and 2.9 years as of December 31, 2013 and 2012, respectively.
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
The activities that have the most significant impact on the securitization vehicle are the decisions relating to defaulted loans, which are controlled by the servicer. The party that controls the servicing has the ability to make decisions that significantly affect the result of the activities of the securitization vehicle. If a securitization vehicle has multiple parties that control servicing over specific assets, the Group determines it has power when it has control over the servicing of greater than 50% of the assets in the securitization vehicle. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. If the Group determines that it controls the relevant servicing, it then determines if it has the obligation to absorb losses from, or the right to receive benefits of, the securitization vehicle that could potentially be significant to the vehicle, primarily by evaluating the amount and nature of securities issued by the vehicle that it holds. Factors considered in this analysis include the level of subordination of the securities held as well as the size of the position, based on the percentage of the class of securities and the total deal classes of securities issued. The more subordinated the level of securities held, the more likely it is that the Group will be the primary beneficiary. This consolidation analysis is performed each reporting period based on changes in inventory and the levels of assets remaining in the securitization. The Group typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.
In the case of re-securitizations of previously issued RMBS securities, the re-securitization vehicles are passive in nature and do not have any significant ongoing activities that require management, and decisions relating to the design of the securitization transaction at its inception is the key power relating to the vehicle. Activities at inception include selecting the assets and determining the capital structure. The power over a re-securitization vehicle is typically shared between the Group and the investor(s) involved in the design and creation of the vehicle. The Group concludes that it is the primary beneficiary of a re-securitization vehicle when it owns substantially all of the bonds issued from the vehicle.

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
The maximum exposure to loss is the carrying value of the Group’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Group’s exposure. The Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.
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
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 2013 and 2012.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2013 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	447	66	513
Other assets	7,516	1,473	3,353	0	308	1,680	14,330
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,777	3,164	27,654
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	153	438	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	254	1,227	18,346
2012 (CHF million)
Cash and due from banks	1,534	27	0	125	44	20	1,750
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117
Trading assets	1,064	196	14	1,861	565	997	4,697
Investment securities	0	23	0	0	0	0	23
Other investments	0	0	0	0	1,712	577	2,289
Net loans	0	4,360	859	0	405	429	6,053
Premises and equipment	0	0	0	0	509	72	581
Other assets	7,369	1,637	3,111	4	572	1,843	14,536
of which loans held-for-sale	7,324	0	3,110	0	71	0	10,505
Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,807	3,938	30,046
Customer deposits	0	0	0	0	0	247	247
Trading liabilities	20	0	0	0	4	101	125
Short-term borrowings	0	5,776	0	3	0	3,803	9,582
Long-term debt	9,944	14	3,608	500	38	428	14,532
Other liabilities	45	6	97	7	168	905	1,228
Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	210	5,484	25,714

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
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

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
2013 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,812	2,856	1,282	7,565
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,838	3,581	2,001	15,138
Maximum exposure to loss	186	7,496	4,026	7,433	2,090	21,231
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	19,450	217,838
2012 (CHF million)
Trading assets	100	3,210	1,143	868	600	5,921
Net loans	8	111	2,148	3,572	1,668	7,507
Other assets	0	17	49	0	4	70
Total variable interest assets	108	3,338	3,340	4,440	2,272	13,498
Maximum exposure to loss	108	14,123	3,575	4,906	3,039	25,751
Non-consolidated VIE assets	5,163	103,990	52,268	22,304	15,491	199,216

34 Financial instruments
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
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as >>>credit valuation adjustments) is considered when measuring the fair value of assets, and the impact of changes in the Group’s own credit spreads (known as >>>debit valuation adjustments) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current >>>CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master >>>netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
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

Assets and liabilities measured at fair value on a recurring basis
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,218	5,069	0		110,116
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,268	2,128	0		26,410
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,322	5,778	595	0		76,695
Derivatives	6,610	563,649	5,217	(543,873)		31,603
of which interest rate products	1,065	444,056	1,574	–		–
of which foreign exchange products	8	60,807	484	–		–
of which equity/index-related products	5,278	28,763	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,691	4,479	2,829	0		10,999
Trading assets	122,452	637,124	13,710	(543,873)		229,413
Debt	1,788	1,098	0	0		2,886
of which foreign governments	1,386	2	0	0		1,388
of which corporates	0	606	0	0		606
of which CDO	0	490	0	0		490
Equity	2	97	2	0		101
Investment securities	1,790	1,195	2	0		2,987
Private equity	0	0	3,345	0		3,345
of which equity funds	0	0	2,236	0		2,236
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,630	0		1,645
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,969	0		7,596
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,530	6,159	(1,032)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	150,484	770,575	35,084	(544,905)		411,238
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	150,238	761,430	29,845	(544,905)		396,608
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,450	0	0		1,450
Customer deposits	0	3,197	55	0		3,252
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,311	2	0		24,350
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,130	2	0		4,133
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,444	5,545	(547,385)		36,483
of which interest rate products	896	439,446	1,129	–		–
of which foreign exchange products	14	71,547	938	–		–
of which equity/index-related products	4,691	30,622	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,064	5,564	(547,385)		76,635
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	53,589	9,780	0		63,369
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,679	6,217	0		26,896
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,511	2,861	(399)		21,973
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	739,391	18,539	(547,784)		271,636
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	569	0	0		569
Interest-bearing deposits with banks	0	627	0	0		627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Securities received as collateral	29,677	368	0	0		30,045
Debt	55,592	74,391	5,888	0		135,871
of which foreign governments	53,918	11,032	79	0		65,029
of which corporates	1	25,932	3,192	0		29,125
of which RMBS	0	30,392	724	0		31,116
of which CMBS	0	4,335	1,023	0		5,358
of which CDO	0	2,620	447	0		3,067
Equity	66,664	7,746	485	0		74,895
Derivatives	3,428	823,016	6,650	(799,886)		33,208
of which interest rate products	703	698,297	1,859	–		–
of which foreign exchange products	1	62,717	754	–		–
of which equity/index-related products	2,538	25,820	1,920	–		–
of which credit derivatives	0	29,274	1,294	–		–
Other	7,203	2,736	2,486	0		12,425
Trading assets	132,887	907,889	15,509	(799,886)		256,399
Debt	2,066	1,168	169	0		3,403
of which foreign governments	1,583	1	21	0		1,605
of which corporates	0	720	125	0		845
of which CDO	0	447	23	0		470
Equity	4	90	1	0		95
Investment securities	2,070	1,258	170	0		3,498
Private equity	0	0	3,958	0		3,958
of which equity funds	0	0	2,633	0		2,633
Hedge funds	0	470	165	0		635
of which debt funds	0	349	84	0		433
Other equity investments	271	69	2,243	0		2,583
of which private	0	61	2,245	0		2,306
Life finance instruments	0	0	1,818	0		1,818
Other investments	271	539	8,184	0		8,994
Loans	0	13,381	6,619	0		20,000
of which commercial and industrial loans	0	6,191	4,778	0		10,969
of which financial institutions	0	5,934	1,530	0		7,464
Other intangible assets (mortgage servicing rights)	0	0	43	0		43
Other assets	5,439	26,912	5,164	(240)		37,275
of which loans held-for-sale	0	14,899	4,463	0		19,362
Total assets at fair value	170,344	1,065,207	35,689	(800,126)		471,114
Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)
Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	170,104	1,056,339	29,652	(800,126)		455,969
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	3,413	0	0		3,413
Customer deposits	0	4,618	25	0		4,643
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Obligation to return securities received as collateral	29,677	368	0	0		30,045
Debt	25,782	7,014	196	0		32,992
of which foreign governments	25,623	1,476	0	0		27,099
of which corporates	0	5,030	196	0		5,226
Equity	17,912	389	6	0		18,307
Derivatives	3,173	834,228	5,154	(803,038)		39,517
of which interest rate products	628	693,430	1,357	–		–
of which foreign exchange products	1	76,963	1,648	–		–
of which equity/index-related products	2,305	27,684	1,003	–		–
of which credit derivatives	0	28,952	819	–		–
Trading liabilities	46,867	841,631	5,356	(803,038)		90,816
Short-term borrowings	0	4,389	124	0		4,513
Long-term debt	218	55,068	10,098	0		65,384
of which treasury debt over two years	0	10,565	0	0		10,565
of which structured notes over two years	0	22,543	6,189	0		28,732
of which non-recourse liabilities	218	11,006	2,551	0		13,775
Other liabilities	0	24,399	2,848	(376)		26,871
of which failed sales	0	2,523	1,160	0		3,683
Total liabilities at fair value	76,762	1,042,670	18,451	(803,414)		334,469
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 2013, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers were primarily in exchange traded derivatives as they moved closer to maturity and pricing inputs became more observable. Transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity as suitable closing prices were unobtainable as of the end of 2013.

Transfers between level 1 and level 2
	2013		2012
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	499	92	318	23,632
Equity	437	183	209	650
Derivatives	5,090	2	5,510	20
Trading assets	6,026	277	6,037	24,302
Liabilities (CHF million)
Debt	11	18	87	34
Equity	248	17	100	226
Derivatives	4,433	11	6,441	72
Trading liabilities	4,692	46	6,628	332

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
2013	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	362	(153)	0		4	0		0	(9)	204
Debt	5,888	1,418	(1,977)	6,363	(7,043)	0	0	165		465	0		0	(210)	5,069
of which corporates	3,192	571	(552)	1,759	(3,022)	0	0	109		157	0		0	(86)	2,128
of which RMBS	724	467	(690)	1,012	(1,162)	0	0	11		91	0		0	(17)	436
of which CMBS	1,023	86	(310)	497	(866)	0	0	(4)		15	0		0	(24)	417
of which CDO	447	55	(357)	3,072	(1,810)	0	0	36		197	0		0	(73)	1,567
Equity	485	303	(237)	405	(431)	0	0	20		68	(1)		0	(17)	595
Derivatives	6,650	1,442	(2,208)	0	0	1,766	(2,446)	230		(53)	0		0	(164)	5,217
of which interest rate products	1,859	244	(363)	0	0	279	(663)	8		249	0		0	(39)	1,574
of which equity/index-related products	1,920	223	(1,020)	0	0	207	(538)	184		330	0		0	(66)	1,240
of which credit derivatives	1,294	923	(633)	0	0	627	(631)	38		(461)	0		0	(19)	1,138
Other	2,486	288	(487)	3,266	(2,656)	0	(65)	8		83	0		0	(94)	2,829
Trading assets	15,509	3,451	(4,909)	10,034	(10,130)	1,766	(2,511)	423		563	(1)		0	(485)	13,710
Investment securities	170	0	(230)	165	(82)	0	0	0		9	0		0	(30)	2
Equity	6,366	106	(63)	1,526	(3,220)	0	0	0		(3)	0		791	(134)	5,369
Life finance instruments	1,818	0	0	189	(365)	0	0	0		1	0		0	(43)	1,600
Other investments	8,184	106	(63)	1,715	(3,585)	0	0	0		(2)	0		791	(177)	6,969
Loans	6,619	320	(1,561)	800	(1,673)	6,767	(2,920)	0		(21)	0		0	(333)	7,998
of which commercial and industrial loans	4,778	305	(315)	727	(1,280)	3,541	(2,171)	1		(85)	0		0	(192)	5,309
of which financial institutions	1,530	15	(6)	71	(207)	651	(650)	0		(48)	0		0	(34)	1,322
Other intangible assets (mortgage servicing rights)	43	0	0	12	0	0	0	0		0	0		(12)	(1)	42
Other assets	5,164	3,552	(2,998)	4,781	(4,213)	1,034	(1,148)	5		199	0		0	(217)	6,159
of which loans held-for-sale [2]	4,463	3,539	(2,918)	4,456	(3,964)	1,034	(1,147)	5		348	0		0	(201)	5,615
Total assets at fair value	35,689	7,429	(9,761)	17,507	(19,683)	9,929	(6,732)	428		752	(1)		779	(1,252)	35,084
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	51	(3)	0		(13)	0		0	(5)	55
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	0	0	119	0	0		0	0		0	(5)	114
Trading liabilities	5,356	1,503	(1,537)	66	(197)	1,561	(2,556)	235		1,302	0		0	(169)	5,564
of which interest rate derivatives	1,357	75	(134)	0	0	107	(508)	10		254	0		0	(32)	1,129
of which foreign exchange derivatives	1,648	13	(21)	0	0	15	(662)	(16)		(21)	0		0	(18)	938
of which equity/index-related derivatives	1,003	360	(676)	0	0	632	(380)	210		831	0		0	(84)	1,896
of which credit derivatives	819	1,001	(590)	0	0	655	(856)	39		186	0		0	(24)	1,230
Short-term borrowings	124	43	(99)	0	0	318	(216)	0		3	0		0	(8)	165
Long-term debt	10,098	2,322	(2,375)	0	0	5,006	(5,330)	25		321	0		(1)	(286)	9,780
of which structured notes over two years	6,189	453	(1,226)	0	0	3,602	(2,534)	(18)		(36)	0		(1)	(212)	6,217
of which non-recourse liabilities	2,551	1,836	(670)	0	0	818	(2,128)	24		151	0		0	(30)	2,552
Other liabilities	2,848	227	(149)	213	(393)	10	(86)	(17)		70	26		217	(105)	2,861
of which failed sales	1,160	176	(82)	154	(308)	0	0	0		72	0		0	(29)	1,143
Total liabilities at fair value	18,451	4,095	(4,160)	279	(590)	7,065	(8,191)	243		1,683	26		216	(578)	18,539
Net assets/(liabilities) at fair value	17,238	3,334	(5,601)	17,228	(19,093)	2,864	1,459	185		(931)	(27)		563	(674)	16,545
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 238 million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

306 / 307

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2012	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	(1,174)	0		(28)	0		0	(2)	0
Securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0
Debt	10,028	2,312	(5,035)	7,479	(8,826)	0	0	72		129	(4)		0	(267)	5,888
of which corporates	5,076	1,113	(3,609)	5,210	(4,745)	0	0	49		278	(4)		0	(176)	3,192
of which RMBS	1,786	831	(958)	937	(1,924)	0	0	18		60	0		0	(26)	724
of which CMBS	1,517	188	(262)	664	(809)	0	0	(4)		(228)	0		0	(43)	1,023
of which CDO	727	158	(121)	483	(851)	0	0	(4)		67	0		0	(12)	447
Equity	467	419	(100)	377	(611)	0	0	0		(63)	0		0	(4)	485
Derivatives	9,587	1,465	(2,175)	0	0	1,007	(3,262)	60		163	0		0	(195)	6,650
of which interest rate products	2,547	168	(686)	0	0	303	(976)	47		515	0		0	(59)	1,859
of which equity/index-related products	2,732	681	(844)	0	0	346	(844)	(31)		(56)	0		0	(64)	1,920
of which credit derivatives	2,171	592	(544)	0	0	161	(914)	43		(179)	0		0	(36)	1,294
Other	2,196	179	(366)	2,842	(2,290)	0	0	2		(3)	0		0	(74)	2,486
Trading assets	22,278	4,375	(7,676)	10,698	(11,727)	1,007	(3,262)	134		226	(4)		0	(540)	15,509
Investment securities	102	0	0	94	(17)	0	0	0		0	0		0	(9)	170
Equity	7,076	4	(61)	880	(1,918)	0	0	0		2	0		567	(184)	6,366
Life finance instruments	1,969	0	0	102	(274)	0	0	0		72	0		0	(51)	1,818
Other investments	9,045	4	(61)	982	(2,192)	0	0	0		74	0		567	(235)	8,184
Loans	6,842	605	(642)	509	(1,286)	4,490	(3,473)	15		(250)	0		0	(191)	6,619
of which commercial and industrial loans	4,559	537	(391)	275	(469)	3,084	(2,773)	15		76	0		0	(135)	4,778
of which financial institutions	2,179	64	(248)	218	(745)	1,078	(672)	(1)		(293)	0		0	(50)	1,530
Other intangible assets (mortgage servicing rights)	70	0	0	11	(16)	0	0	0		0	0		(20)	(2)	43
Other assets	7,469	2,509	(2,949)	3,007	(3,356)	298	(2,319)	128		580	0		0	(203)	5,164
of which loans held-for-sale	6,901	2,471	(2,948)	2,801	(3,182)	298	(2,319)	127		486	0		0	(172)	4,463
Total assets at fair value	47,203	7,493	(11,516)	15,301	(18,594)	5,795	(10,228)	277		602	(4)		547	(1,187)	35,689
Liabilities (CHF million)
Customer deposits	0	0	0	0	0	25	0	0		0	0		0	0	25
Obligation to return securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0
Trading liabilities	7,343	1,294	(1,783)	94	(346)	853	(2,599)	151		505	0		0	(156)	5,356
of which interest rate derivatives	1,588	230	(754)	0	0	115	(194)	75		340	0		0	(43)	1,357
of which foreign exchange derivatives	2,836	3	(178)	0	0	1	(1,037)	24		48	0		0	(49)	1,648
of which equity/index-related derivatives	1,022	132	(262)	0	0	537	(315)	(16)		(61)	0		0	(34)	1,003
of which credit derivatives	1,520	700	(571)	0	0	88	(939)	79		(36)	0		0	(22)	819
Short-term borrowings	236	23	(96)	0	0	288	(332)	(3)		14	0		0	(6)	124
Long-term debt	12,715	2,616	(4,044)	0	0	4,015	(6,043)	182		989	(4)		0	(328)	10,098
of which structured notes over two years	7,576	789	(1,668)	0	0	1,925	(2,867)	32		604	(4)		0	(198)	6,189
of which non-recourse liabilities	3,585	1,701	(2,225)	0	0	1,473	(2,312)	144		275	0		0	(90)	2,551
Other liabilities	3,891	246	(315)	321	(1,322)	2	(219)	(15)		74	0		279	(94)	2,848
of which failed sales	1,909	136	(47)	302	(1,260)	0	0	0		153	0		0	(33)	1,160
Total liabilities at fair value	24,378	4,179	(6,426)	415	(1,668)	5,183	(9,193)	315		1,582	(4)		279	(589)	18,451
Net assets/(liabilities) at fair value	22,825	3,314	(5,090)	14,886	(16,926)	612	(1,035)	(38)		(980)	0		268	(598)	17,238
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
308 / 309

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2013				2012
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(746)	536	(210)	[1]	(1,018)	268	(750)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,850)	414	(2,436)		(1,209)	(82)	(1,291)
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

Transfers in and out of level 3
Transfers into level 3 assets during 2013 were CHF 7,429 million, primarily from loans held-for-sale and trading assets. The transfers were primarily in the corporate credit, private equity and prime services businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2013 were CHF 9,761 million, primarily in trading assets, loans held-for-sale and loans. The transfers out of level 3 assets were primarily in the Brazil trading, private equity, corporate credit, prime services, rates and equity derivatives businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
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

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. Significant unobservable input is funding spread.
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
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of >>>RMBS, >>>CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rates, default rates, loss severity and discount rates. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
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

Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple, discount rate and capitalization rate.

Derivatives
>>>Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
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
Our valuation of derivatives does not include an adjustment for the cost of funding uncollateralized OTC derivatives due to a lack of clear observability in the marketplace.

Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility, volatility skew, prepayment rate, credit spread, basis spread and mean reversion.

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

Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, skew and buyback probability.
Generally, the interrelationship between the volatility and correlation is positively correlated.

Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and price. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.

Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.

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
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. Unobservable inputs may include credit spread, contingent probability and EBITDA multiple. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.

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
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
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

Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, recovery rate, price, volatility, volatility skew, contingent probability and market implied life expectancy (for life settlement and premium finance instruments), in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets instruments with a significant unobservable input of capitalization rate, default rate, discount rate, funding spread, loss severity, prepayment rate and credit spread, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable inputs basis spread, mean reversion and skew would decrease the fair value. An increase in the significant unobservable input gap risk would increase the fair value.

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

Quantitative information about level 3 assets at fair value
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Equity	595
of which	270	Market comparable		EBITDA multiple		3		12		7
of which	35	Discounted cash flow		Capitalization rate, in %		7		7		7
				Discount rate, in %		15		15		15
Derivatives	5,217
of which interest rate products	1,574	Option model		Correlation, in %		15		100		82
				Prepayment rate, in %		5		31		24
				Volatility, in %		2		31		6
				Volatility skew, in %		(9)		2		(1)
				Credit spread, in bp		95		2,054		218
of which equity/index-related products	1,240	Option model		Correlation, in %		(83)		96		14
				Volatility, in %		2		252		26
of which credit derivatives	1,138	Discounted cash flow		Credit spread, in bp		1		2,054		298
				Recovery rate, in %		0		77		25
				Discount rate, in %		4		29		14
				Default rate, in %		1		16		6
				Loss severity, in %		10		100		59
				Correlation, in %		34		97		83
				Prepayment rate, in %		0		17		5
Other	2,829
of which	2,139	Market comparable		Price, in %		0		146		34
of which	589	Discounted cash flow		Market implied life expectancy, in years		3		19		9
Trading assets	13,710
Investment securities	2	–		–		–		–		–
Private equity	3,345	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,630
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,969
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,084
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Debt	5,888
of which corporates	3,192
of which	754	Option model	Correlation, in %		(87)	97
			Buyback probability, in %	[1]	50	100
of which	797	Market comparable	Price, in %		0	146
of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439
of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50
			Prepayment rate, in %		0	55
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12
			Internal rate of return, in %		9	15
			Discount rate, in %		2	35
			Prepayment rate, in %		0	10
			Default rate, in %		0	40
			Loss severity, in %		0	90
of which CDO	447
of which	193	Vendor price	Price, in %		0	102
of which	123	Discounted cash flow	Discount rate, in %		2	35
			Prepayment rate, in %		0	40
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which	78	Market comparable	Price, in %		80	93
1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2012	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value
CHF million, except where indicated
Equity	485
of which	237	Market comparable		EBITDA multiple		3		12
of which	26	Discounted cash flow		Capitalization rate, in %		7		7
Derivatives	6,650
of which interest rate products	1,859	Option model		Correlation, in %		17		100
				Prepayment rate, in %		2		45
				Volatility, in %		(5)		31
				Credit spread, in bp		34		157
of which equity/index-related products	1,920	Option model		Correlation, in %		(87)		97
				Volatility, in %		2		157
of which credit derivatives	1,294	Discounted cash flow		Credit spread, in bp		1		5,843
				Recovery rate, in %		0		75
				Discount rate, in %		2		35
				Default rate, in %		0		25
				Loss severity, in %		0		100
				Correlation, in %		30		97
				Prepayment rate, in %		0		40
Other	2,486
of which	1,891	Market comparable		Price, in %		0		103
of which	564	Discounted cash flow		Life expectancy, in years		4		20
Trading assets	15,509
Investment securities	170	–		–		–		–
Private equity	3,958	–	[1]	–	[1]	–	[1]	–	[1]
Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]
Other equity investments	2,243
of which private	2,245
of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049
				Contingent probability, in %		50		50
of which	903	Market comparable		EBITDA multiple		2		13
Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23
Other investments	8,184
Loans	6,619
of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763
of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888
Other intangible assets (mortgage servicing rights)	43	–		–		–		–
Other assets	5,164
of which loans held-for-sale	4,463
of which	2,031	Vendor price		Price, in %		0		103
of which	328	Discounted cash flow		Credit spread, in bp		20		1,458
of which	2,009	Market comparable		Price, in %		0		115
Total level 3 assets at fair value	35,689
1 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,861
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,539
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Customer deposits	25	–	–		–	–
Trading liabilities	5,356
of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54
			Correlation, in %		17	100
			Mean reversion, in %	[1]	(33)	5
			Prepayment rate, in %		4	45
of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70
			Prepayment rate, in %		4	22
of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97
			Skew, in %		56	128
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	4
of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843
			Discount rate, in %		2	35
			Default rate, in %		0	25
			Recovery rate, in %		0	77
			Loss severity, in %		0	100
			Correlation, in %		0	47
			Prepayment rate, in %		0	40
Short-term borrowings	124	–	–		–	–
Long-term debt	10,098
of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	12
of which non-recourse liabilities	2,551
of which	2,255	Vendor price	Price, in %		0	103
of which	230	Market comparable	Price, in %		0	87
Other liabilities	2,848
of which failed sales	1,160
of which	646	Market comparable	Price, in %		0	100
of which	290	Discounted cash flow	Credit spread, in bp		0	1,532
Total level 3 liabilities at fair value	18,451
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

Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.

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
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.

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

Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of each insured.

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

Fair value, unfunded commitments and term of redemption conditions
	2013							2012
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	1		18		19	0		127		38		165	0
Equity funds	28		3,096	[1]	3,124	0		52		3,810	[2]	3,862	0
Equity funds sold short	0		(17)		(17)	0		0		(111)		(111)	0
Total funds held in trading assets and liabilities	29		3,097		3,126	0		179		3,737		3,916	0
Debt funds	320		183		503	6		69		364		433	157
Equity funds	0		25		25	0		3		43		46	0
Others	0		153		153	31		3		153		156	46
Hedge funds	320		361	[3]	681	37		75		560	[4]	635	203
Debt funds	53		0		53	2		97		0		97	17
Equity funds	2,236		0		2,236	464		2,633		0		2,633	724
Real estate funds	350		0		350	110		382		0		382	131
Others	706		0		706	250		846		0		846	198
Private equities	3,345		0		3,345	826		3,958		0		3,958	1,070
Equity method investments	349		0		349	0		385		0		385	0
Total funds held in other investments	4,014		361		4,375	863		4,418		560		4,978	1,273
Total fair value	4,043	[5]	3,458	[6]	7,501	863	[7]	4,597	[5]	4,297	[6]	8,894	1,273	[7]
1
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
57 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 17 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 13 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 13 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

4
66 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 19 % is redeemable on demand with a notice period primarily of less than 30 days , and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 1,819 million and CHF 1,958 million attributable to noncontrolling interests in 2013 and 2012, respectively.
6 Includes CHF 107 million and CHF 107 million attributable to noncontrolling interests in 2013 and 2012, respectively.
7 Includes CHF 405 million and CHF 418 million attributable to noncontrolling interests in 2013 and 2012, respectively.

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

Nonrecurring fair value changes
end of	2013	2012
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.3	0.5
of which level 3	0.3	0.5

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

Long-term debt
The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in Short-term borrowings. The Group’s long-term debt also includes debt issuances managed by its Treasury department that do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives. In particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group elected to fair value this fixed-rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Group did not elect to apply the fair value option to fixed-rate debt issued by the Group since January 1, 2008, and instead applies hedge accounting per the guidance of US GAAP.

Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under US GAAP. The Group did elect the fair value option for these types of transactions.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2013			2012
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	956	3,262	(2,306)	920	3,810	(2,890)
Financial instruments (CHF million)
Interest-bearing deposits with banks	311	307	4	627	615	12
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	96,587	96,217	370	113,664	113,196	468
Loans	19,457	19,653	(196)	20,000	20,278	(278)
Other assets [1]	20,749	25,756	(5,007)	22,060	29,787	(7,727)
Due to banks and customer deposits	(690)	(680)	(10)	(531)	(493)	(38)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(76,104)	(76,012)	(92)	(108,784)	(108,701)	(83)
Short-term borrowings	(6,053)	(5,896)	(157)	(4,513)	(4,339)	(174)
Long-term debt	(63,369)	(62,991)	(378)	(65,384)	(66,998)	1,614
Other liabilities	(1,780)	(3,285)	1,505	(3,683)	(6,186)	2,503
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2013		2012		2011
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Cash and due from banks	0		(13)	[2]	–
of which related to credit risk	0		(13)		–
Interest-bearing deposits with banks	10	[1]	12	[1]	0
of which related to credit risk	(3)		3		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,143	[1]	1,183	[1]	1,698	[1]
Other trading assets	0		10	[2]	10	[2]
Other investments	126	[3]	144	[3]	196	[2]
of which related to credit risk	11		34		(14)
Loans	1,470	[1]	925	[1]	(1,105)	[2]
of which related to credit risk	26		318		(256)
Other assets	2,058	[1]	2,641	[1]	476	[1]
of which related to credit risk	604		355		(332)
Due to banks and customer deposits	0		(22)	[1]	(2)	[1]
of which related to credit risk	(5)		8		45
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(67)	[1]	(114)	[1]	(575)	[1]
Short-term borrowings	(256)	[2]	(350)	[2]	91	[2]
of which related to credit risk [4]	0		0		(2)
Long-term debt	(2,759)	[2]	(7,905)	[2]	2,342	[2]
of which related to credit risk [4]	(384)		(2,552)		1,909
Other liabilities	441	[2]	826	[2]	(286)	[2]
of which related to credit risk	112		912		(348)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF (268) million and CHF (111) million in 2013, respectively, CHF (1,663) million and CHF (931) million in 2012, respectively, and CHF 1,210 million and CHF 697 million in 2011, respectively.

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

Financial instruments not carried at fair value
The following table provides the carrying value and >>>fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2013 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	63,435	0	62,891	544	63,435
Loans	223,902	0	225,641	3,940	229,581
Other financial assets [1]	142,656	72,134	69,310	1,568	143,012
Financial liabilities
Due to banks and deposits	351,476	212,418	138,980	9	351,407
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	66,673	0	64,043	3,774	67,817
Other financial liabilities [2]	96,611	1,129	94,414	1,085	96,628
2012 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	69,791	0	69,764	27	69,791
Loans	218,281	0	221,030	4,482	225,512
Other financial assets [1]	132,147	63,900	66,798	1,772	132,470
Financial liabilities
Due to banks and deposits	331,270	200,838	130,313	9	331,160
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939
Short-term borrowings	14,128	0	14,131	0	14,131
Long-term debt	82,750	0	79,846	4,546	84,392
Other financial liabilities [2]	89,361	0	88,121	1,171	89,292
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

35 Assets pledged and collateral
Assets pledged
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the consolidated balance sheet.

Assets pledged
end of	2013	2012
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	142,952	151,419
of which encumbered	92,300	90,745

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

Collateral
end of	2013	2012
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	359,517	402,793
of which sold or repledged	267,896	292,514

Other information
end of	2013	2012
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	18,130	14,340
Swiss National Bank required minimum liquidity reserves	2,447	2,441

36 Capital adequacy
The Group is subject to regulation by FINMA. The capital levels of the Group are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2013, the Group has operated under the international capital adequacy standards known as >>>Basel III set forth by the BCBS. These standards have affected the measurement of both total eligible capital and >>>risk-weighted assets. The Group has based its capital adequacy calculations on US GAAP, as permitted by FINMA Circular 2008/34.
According to FINMA and Bank for International Settlements (BIS) capital requirements, total regulatory capital is comprised of the following categories: common equity tier 1 (CET1), tier 1 capital and tier 2 capital. CET1 capital consists of total shareholders’ equity, regulatory adjustments, including a cumulative dividend accrual, and certain adjustments subject to phase in, including an adjustment for the accounting treatment of pension plans. Tier 1 capital consists of CET1 and additional tier 1 capital, which includes high-trigger and low-trigger capital instruments, certain instruments subject to phase out and certain deductions subject to phase in. Deductions from tier 1 capital during the phase-in period include, among other items, goodwill and intangible assets and other capital deductions, including gains/(losses) due to changes in own credit risks on fair valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented. Tier 1 capital is supplemented for capital adequacy purposes by tier 2 capital, which consists primarily of unsecured, perpetual, subordinated instruments that are senior only to tier 1 instruments. The sum of tier 1 and tier 2 capital equals total eligible capital.
Risk-weighted assets include consolidated balance sheet assets, net positions in securities not held in the trading portfolio, off-balance sheet transactions converted into credit equivalents, market positions in the trading portfolio and operational risk from processes, people, systems and external events.
As of December 31, 2013 and 2012, the Group was adequately capitalized under the regulatory provisions outlined under both FINMA and BIS guidelines.

BIS statistics – Basel III
end of	2013	2012
Eligible capital (CHF million)
CET1 capital	42,989	41,500
Additional tier 1 capital	3,072	2,857
Total tier 1 capital	46,061	44,357
Tier 2 capital	10,227	7,162
Total eligible capital	56,288	51,519
Risk-weighted assets (CHF million)
Credit risk	175,631	201,764
Market risk	39,133	39,466
Operational risk	53,075	45,125
Non-counterparty risk	6,007	6,126
Risk-weighted assets	273,846	292,481
Capital ratios (%)
CET1 ratio	15.7	14.2
Tier 1 ratio	16.8	15.2
Total capital ratio	20.6	17.6

Broker-dealer operations
Certain Group broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2013 and 2012, the Group and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

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
As of December 31, 2013 and 2012, the Group was not subject to restrictions on its ability to pay the proposed dividends.

37 Assets under management
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

Assets under management
in / end of	2013		2012
Assets under management (CHF billion)
Assets in collective investment instruments managed by Credit Suisse	160.3		182.2
Assets with discretionary mandates	255.4		225.3
Other assets under management	866.7		843.3
Assets under management (including double counting) [1]	1,282.4		1,250.8
of which double counting	47.0		63.8
Net new assets (CHF billion)
Total net new assets (including double counting)	32.1	[2]	10.8
1 Includes CHF 29.0 billion and CHF 53.0 billion assets under management from discontinued operations as of December 31, 2013 and 2012, respectively.
2 Includes CHF (4.0) billion and CHF (0.6) billion net asset outflows from discontinued operations in 2013 and 2012, respectively.

38 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described below include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters below includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
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

Litigation provisions
2013
CHF million
Balance at beginning of period	1,157
Increase in litigation accruals	2,109
Decrease in litigation accruals	(141)
Decrease for settlements and other cash payments	(762)
Foreign exchange translation	(31)
Balance at end of period	2,332

The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Group believes an estimate is possible is zero to CHF 2.4 billion.
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

Research-related litigation
Putative class action lawsuits were filed against Credit Suisse Securities (USA) LLC (CSS LLC) in the wake of publicity surrounding the 2002 industry-wide governmental and regulatory investigations into research analyst practices, with In re Credit Suisse – AOL Securities Litigation, filed in the US District Court for the District of Massachusetts, being the remaining outstanding matter. The case was brought on behalf of a class of purchasers of common shares of the former AOL Time Warner Inc. (AOL) who have alleged that CSS LLC’s equity research coverage of AOL between January 2001 and July 2002 was false and misleading. The second amended complaint in this action asserted federal securities fraud and control person liability claims against CSS LLC and certain affiliates and former employees of CSS LLC. Plaintiffs estimated damages of approximately USD 3.9 billion. On January 13, 2012, the district court granted summary judgment in favor of the defendants upon its determination to preclude a plaintiff expert witness. The plaintiffs have appealed the summary judgment decision and oral argument on the appeal was held on March 6, 2013.

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

NCFE-related litigation
Lawsuits were filed against CSS LLC and certain of its affiliates with respect to services that they provided to National Century Financial Enterprises, Inc. and its affiliates (NCFE). In these lawsuits, which were consolidated as a multi-district litigation in the US District Court for the Southern District of Ohio (SDO) for pre-trial purposes, investors holding approximately USD 1.9 billion face amount of NCFE’s bonds and approximately USD 12 million in preferred stock sued numerous defendants, including the founders and directors of NCFE, the trustees for the bonds, NCFE’s auditors and law firm, the rating agencies that rated NCFE’s bonds and NCFE’s placement agents, including CSS LLC. The lawsuits asserted claims for breach of contract, negligence, fraud and violation of federal and state securities laws and generally alleged that CSS LLC and/or its affiliates knew or should have known that the health care receivables purportedly backing the bonds were either ineligible for the programs or non-existent. In April 2009, CSS LLC settled with the New York City Pension Fund bond investor plaintiffs for an amount covered by existing provisions. On October 26, 2012, the SDO issued a decision which granted CSS LLC’s summary judgment motion to dismiss all the claims brought by the investor in NCFE preferred stock; on October 23, 2013, the US Court of Appeals for the Sixth Circuit affirmed that decision. On March 13, 2013, CSS LLC and its affiliate entered into agreements to settle the bond investor lawsuits and resolve all remaining bond investor claims for an amount partially covered by existing provisions.

Mortgage-related matters
CSS LLC and certain of its affiliates have received requests for information from certain regulators and/or government entities regarding the origination, purchase, securitization and servicing of subprime and non-subprime residential mortgages and related issues. CSS LLC and its affiliates are cooperating with such requests.
Following an investigation, on November 20, 2012, the New York Attorney General, on behalf of the State of New York, filed a civil action in the Supreme Court for the State of New York, New York County (SCNY) against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 64 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors regarding the due diligence and quality control performed on the mortgage loans underlying the RMBS at issue, and seeks an unspecified amount of damages. On December 18, 2013, the New Jersey Attorney General, on behalf of the State of New Jersey, filed a civil action in the Superior Court of New Jersey, Chancery Division, Mercer County, against CSS LLC and affiliated entities in their roles as issuer, sponsor, depositor and/or underwriter of RMBS transactions prior to 2008. The action, which references 13 RMBS issued, sponsored, deposited and underwritten by CSS LLC and its affiliates in 2006 and 2007, alleges that CSS LLC and its affiliates misled investors and engaged in fraud or deceit in connection with the offer and sale of RMBS, and seeks an unspecified amount of damages. Both actions are at early procedural points.
CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases include class action lawsuits and putative class action lawsuits, actions by individual investors in RMBS, actions by monoline insurance companies that guaranteed payments of principal and interest for certain RMBS, and repurchase actions by RMBS trusts. Although the allegations vary by lawsuit, plaintiffs in the class and putative class actions and individual investor actions generally allege that the offering documents of securities issued by various RMBS securitization trusts contained material misrepresentations and omissions, including statements regarding the underwriting standards pursuant to which the underlying mortgage loans were issued; monoline insurers allege that loans that collateralize RMBS they insured breached representations and warranties made with respect to the loans at the time of securitization; and repurchase action plaintiffs allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance. Further, amounts attributable to an “operative pleading” for the individual investor actions are not altered for settlements, dismissals or other occurrences, if any, that may have caused the amounts to change subsequent to the operative pleading. In addition to the mortgage-related actions discussed below, a number of other entities have threatened to assert claims against CSS LLC and/or its affiliates in connection with various RMBS issuances, and CSS LLC and/or its affiliates have entered into agreements with some of those entities to toll the relevant statutes of limitations.

Class action litigations
In class actions and putative class actions against CSS LLC as an underwriter of other issuers’ RMBS offerings, CSS LLC generally has or had contractual rights to indemnification from the issuers. However, some of these issuers are now defunct, including affiliates of IndyMac Bancorp (IndyMac) and Thornburg Mortgage (Thornburg). With respect to IndyMac, CSS LLC is named as a defendant in a class action, In re IndyMac Mortgage-Backed Securities Litigation, pending in the US District Court for the Southern District of New York (SDNY), brought on behalf of purchasers of securities in various IndyMac RMBS offerings. On May 17, 2013, the parties in the suit agreed to a stipulation adding 36 additional offerings to the action, which is subject to court approval. Certain investors sought to intervene in the action to assert claims with respect to additional RMBS offerings. The SDNY denied in part the investors' motions to intervene, and the proposed intervenors appealed that ruling. On June 27, 2013, the US Court of Appeals for the Second Circuit affirmed the SDNY's ruling. Plaintiffs' motion for reconsideration of the court’s June 21, 2010 decision on defendants' motion to dismiss was granted on July 23, 2013. With the additional 36 offerings, the claims against CSS LLC and numerous other underwriters and individual defendants relate to approximately USD 26 billion of IndyMac RMBS offerings. CSS LLC served as an underwriter with respect to approximately 34.2% of the IndyMac RMBS at issue or approximately USD 8.9 billion. In a second IndyMac-related class action, Tsereteli v. Residential Asset Securitization Trust 2006-A8, in which CSS LLC was the sole underwriter defendant, the parties reached a settlement in the amount of USD 11 million, which was approved by the SDNY and the entire action was thereby resolved. A further class action lawsuit pending in the SDNY against CSS LLC and certain affiliates and employees, New Jersey Carpenters Health Fund v. Home Equity Mortgage Trust 2006-5, relates to two RMBS offerings, totaling approximately USD 1.6 billion, sponsored and underwritten by the Credit Suisse defendants. On March 17, 2014, the SDNY granted plaintiff’s motion for class certification for the second of the two RMBS offerings, having previously certified the class for purchasers of the first offering. With respect to a putative class action in the US District Court for the District of New Mexico, Genesee County Employees' Retirement System v. Thornburg, in which CSS LLC was a named defendant, the parties reached a settlement in the amount of USD 11.5 million, which was approved by the court and the entire action was thereby resolved.

Individual investor actions
CSS LLC and, in some instances, its affiliates, as an RMBS issuer, underwriter and/or other participant, and in some instances its employees, along with other defendants, are defendants in: two actions brought by Cambridge Place Investment Management Inc. in Massachusetts state court, in which claims against CSS LLC, following the court’s motion to dismiss ruling dismissing certain claims, relate to less than USD 525 million of the RMBS at issue, in an amount to be determined; one action brought by The Charles Schwab Corporation in California state court, in which claims against CSS LLC and its affiliates relate to USD 125 million of the RMBS at issue (approximately 9% of the USD 1.4 billion at issue against all defendants in the operative pleading); one action brought by the Federal Deposit Insurance Corporation (FDIC), as receiver for Citizens National Bank and Strategic Capital Bank in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 28 million of the RMBS at issue (approximately 20% of the USD 141 million at issue against all defendants in the operative pleading); three actions brought by the FDIC, as receiver for Colonial Bank: one action in the SDNY, in which claims against CSS LLC relate to approximately USD 92 million of the RMBS at issue (approximately 23% of the USD 394 million at issue against all defendants in the operative pleading), one action in the Circuit Court of Montgomery County, Alabama, in which claims against CSS LLC and its affiliates relate to approximately USD 153 million of the RMBS at issue (approximately 49% of the USD 311 million at issue against all defendants in the operative pleading), and one action in the US District Court for the Central District of California, in which claims against CSS LLC relate to approximately USD 34 million of the RMBS at issue (approximately 12% of the USD 283 million at issue against all defendants in the operative pleading); one action brought by Commerzbank AG London Branch in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 148 million of the RMBS at issue (approximately 6% of the USD 2.3 billion at issue against all defendants in the operative pleading); six individual actions brought by the Federal Home Loan Banks of Seattle, San Francisco, Chicago, Indianapolis and Boston in various state and federal courts, in which claims against CSS LLC and its affiliates relate to approximately USD 249 million in the Seattle action, approximately USD 2.2 billion in the San Francisco actions (approximately 11% of the USD 19 billion at issue against all defendants in the operative pleadings), approximately USD 38 million in the Chicago action (approximately 1% of the USD 3.3 billion at issue against all defendants in the operative pleading), approximately USD 224 million in the Indianapolis action (approximately 9% of the USD 2.6 billion at issue against all defendants in the operative pleading), and USD 373 million in the Boston action (approximately 7% of the USD 5.7 billion at issue against all defendants in the operative pleading); one action brought by the Federal Housing Finance Agency (FHFA), as conservator for Fannie Mae and Freddie Mac, in the SDNY, in which claims against CSS LLC relate to approximately USD 230 million of the RMBS at issue (approximately 26% of the USD 880 million at issue against all defendants in the operative pleading); one action brought by John Hancock Life Insurance Co. (U.S.A.) and affiliated entities in the US District Court for the District of Minnesota, in which claims against CSS LLC relate to an unstated amount of the RMBS at issue; two actions brought by Massachusetts Mutual Life Insurance Company in the US District Court for the District of Massachusetts, in which claims against CSS LLC and its employee relate to approximately USD 107 million of the RMBS at issue (approximately 97% of the USD 110 million at issue against all defendants in the operative pleadings); one action brought by Watertown Savings Bank in the SCNY, in which claims against CSS LLC and its affiliates relate to an unstated amount of the RMBS at issue; and one action brought by the Western & Southern Life Insurance Company and affiliated entities in Ohio state court, in which claims against CSS LLC and its affiliates relate to approximately USD 260 million of the RMBS at issue (approximately 94% of the USD 276 million at issue against all defendants in the operative pleading).
CSS LLC and certain of its affiliates and/or employees are the only defendants named in: one action brought by Allstate Insurance Company in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 187 million of RMBS; one action brought by Deutsche Zentral-Genossenschaftsbank AG, New York Branch in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 138 million of RMBS; one action brought by IKB Deutsche Industriebank AG and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 97 million of RMBS; one action brought by Minnesota Life Insurance Company and affiliated entities in Minnesota state court, in which claims against CSS LLC and its affiliates relate to approximately USD 43 million of RMBS; two actions brought by the National Credit Union Administration Board: one as liquidating agent of the US Central Federal Credit Union, Western Corporate Federal Credit Union and Southwest Corporate Federal Credit Union in the US District Court for the District of Kansas, in which claims against CSS LLC and its affiliate relate to approximately USD 311 million of RMBS, and one as liquidating agent of the Southwest Corporate Federal Credit Union and Members United Corporate Federal Credit Union in the SDNY, in which claims against CSS LLC and its affiliates relate to approximately USD 229 million of RMBS; one action brought by Phoenix Light SF Ltd. and affiliated entities in the SCNY, in which claims against CSS LLC and its affiliates relate to approximately USD 362 million of RMBS; one action brought by The Prudential Insurance Company of America and affiliated entities in the US District Court for the District of New Jersey, in which claims against CSS LLC and its affiliates relate to approximately USD 461 million of RMBS; one action brought by Royal Park Investments SA/NV in the SCNY, in which claims against CSS LLC and its affiliate relate to approximately USD 360 million of RMBS; one dismissed action initially brought by The Union Central Life Insurance Company and affiliated entities in the SDNY, in which there is a pending letter motion to propose a second amended complaint in which claims against CSS LLC and its affiliates and employees relate to approximately USD 65 million of RMBS. These actions are at early or intermediate procedural points.
As disclosed in Credit Suisse’s quarterly Financial Reports for 2013, individual investor actions discontinued during the course of 2013 included the following: one of two actions brought by the Federal Home Loan Bank of Chicago against CSS LLC and other financial institutions; one of four actions against CSS LLC brought by the FDIC, as receiver for Colonial Bank; Federal Housing Finance Agency v. JPMorgan Chase & Co., one of the FHFA’s actions against CSS LLC and its affiliates and employees and other financial institutions; the action brought by Phoenix Light SF Ltd., with leave to replead, which resulted in the filing of a new action; following a settlement, the action brought by Sealink Funding Limited against CSS LLC and its affiliates; following a settlement, the action brought by Stichting Pensioenfonds ABP against CSS LLC and its affiliates and employees; and, following a settlement, the action brought by West Virginia Investment Management Board against CSS LLC. In addition, on February 14, 2014, as a result of a settlement, the SDNY entered a stipulation of voluntary dismissal with prejudice, discontinuing FHFA v. Morgan Stanley, one of the FHFA’s actions against CSS LLC and its affiliates and employees, and other financial institutions, relating to approximately USD 1.4 billion of RMBS at issue against CSS LLC. Further, on March 21, 2014, CSS LLC and certain affiliates and employees entered into an agreement with the FHFA to settle all claims in two of three remaining actions filed by the FHFA in the SDNY for USD 885 million, which amount was partially covered by existing provisions. The actions settled on March 21, 2014 related to approximately USD 16.6 billion of RMBS at issue against the Credit Suisse defendants. Additionally, on March 25, 2014, a stipulation of voluntary discontinuance with prejudice was filed with the SCNY, discontinuing the two consolidated actions brought by Landesbank Baden-Württemberg and affiliated entities against CSS LLC and other financial institutions, relating to approximately USD 200 million of RMBS at issue against CSS LLC.

Monoline insurer disputes
CSS LLC and certain of its affiliates are defendants in three pending actions, each commenced by a monoline insurer. The insurers include MBIA Insurance Corp. (MBIA), Assured Guaranty Corp. (Assured), and Financial Guaranty Insurance Company (FGIC), each of which guaranteed payments of principal and interest related to approximately USD 770 million, USD 570 million, and

USD 240 million of RMBS, respectively, issued in eight different offerings sponsored by Credit Suisse. One theory of liability advanced by the monoline insurers is that an affiliate of CSS LLC must repurchase affected mortgage loans from the trusts at issue. In each action, plaintiffs claim that the vast majority of the underlying mortgage loans breach certain representations and warranties, and that CSS LLC and its affiliates have failed to repurchase the allegedly defective loans. In addition, the monoline insurers allege claims for fraud, fraudulent inducement, material misrepresentations, and breaches of warranties, repurchase obligations, access rights and servicing obligations, and reimbursement. MBIA, Assured and FGIC have submitted repurchase demands for loans with an original principal balance of approximately USD 475 million, USD 2.2 billion and USD 37 million, respectively. These actions are pending in the SCNY and are at early or intermediate procedural points. Further, on November 15, 2013, CIFG Assurance North America, Inc. (CIFG) filed an action against CSS LLC in the SCNY, relating to financial guaranty insurance issued by CIFG on a credit default swap guaranteeing payment on approximately USD 396 million of notes of a collateralized debt obligation. CIFG alleges material misrepresentation in the inducement of an insurance contract and fraud relating to alleged affirmative misrepresentations and material omissions made to induce CIFG to guarantee the securities.

Repurchase litigations
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in: one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 319 million; one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 400 million; one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than USD 206 million; one action brought by Asset Backed Securities Corporation Home Equity Loan Trust Series AMQ 2007-HE2, in which no damages amount is alleged; one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), are defendants in: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million, and allege that SPS obstructed the investigation into the full extent of the defects in the mortgage pools by refusing to afford the trustee reasonable access to certain origination files; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million, and alleges that SPS likely discovered DLJ’s alleged breaches of representations and warranties but did not notify the trustee of such breaches, in alleged violation of its contractual obligations. These actions are brought in the SCNY and are at early procedural points.
As disclosed in Credit Suisse’s fourth quarter Financial Report of 2013, the following repurchase actions were dismissed with prejudice in 2013: the three consolidated actions brought by Home Equity Asset Trust 2006-5, Home Equity Asset Trust 2006-6 and Home Equity Asset Trust 2006-7 against DLJ.

Refco-related litigation
In March 2008, CSS LLC was named, along with other financial services firms, accountants, lawyers, officers, directors and controlling persons, as a defendant in an action filed in New York State court (later removed to the Southern District of New York) by the Joint Official Liquidators of various SPhinX Funds and the trustee of the SphinX Trust, which holds claims that belonged to PlusFunds Group, Inc. (PlusFunds), the investment manager for the SPhinX Funds. The operative amended complaint asserted claims against CSS LLC for aiding and abetting breaches of fiduciary duty and aiding and abetting fraud by Refco’s insiders in connection with Refco’s August 2004 notes offering and August 2005 IPO. Plaintiffs sought to recover from defendants more than USD 800 million, consisting of USD 263 million that the SphinX Managed Futures Fund, a SPhinX fund, had on deposit and lost at Refco, several hundred million dollars in alleged additional “lost enterprise” damages of PlusFunds, and pre-judgment interest. In November 2008, CSS LLC filed a motion to dismiss the amended complaint. In February 2012, the court granted in part and denied in part the motion to dismiss, which left intact part of plaintiffs’ claim for aiding and abetting fraud. In August 2012, CSS LLC filed a motion for summary judgment with respect to the remaining part of plaintiffs’ aiding and abetting fraud claim. In December 2012, the court granted the motion, thus dismissing CSS LLC from the case. The court has not yet issued a final judgment as to CSS LLC, and the dismissal of the claims against CSS LLC will be subject to appeal.

Bank loan litigation
On January 3, 2010, the Bank and other affiliates were named as defendants in a lawsuit filed in the US District Court for the District of Idaho by homeowners in four real estate developments, Tamarack Resort, Yellowstone Club, Lake Las Vegas and Ginn Sur Mer. The Bank arranged, and was the agent bank for, syndicated loans provided for all four developments, which have been or are now in bankruptcy or foreclosure. Plaintiffs generally allege that the Bank and other affiliates committed fraud by using an unaccepted appraisal method to overvalue the properties with the intention to have the borrowers take out loans they could not repay because it would allow the Bank and other affiliates to later push the borrowers into bankruptcy and take ownership of the properties. Plaintiffs demanded USD 24 billion in damages. Cushman & Wakefield, the appraiser for the properties at issue, is also named as a defendant. After the filing of amended complaints and motions to dismiss, the claims were significantly reduced. On September 24, 2013, the court denied the plaintiffs’ motion for class certification so the case cannot proceed as a class action. The Bank and other affiliates are also the subject of certain other related litigation regarding these four and other similar real estate developments.

Auction Rate Securities
On May 27, 2009, Elbit Systems Ltd (Elbit) filed a complaint against the Group in the US District Court for the Northern District of Illinois, seeking approximately USD 16 million related to the purchase of auction rate securities, alleging federal securities law claims and state law aiding and abetting fraud and unjust enrichment causes of action. The case was transferred to the SDNY. On May 22, 2013, the Group and Elbit settled the lawsuit.

Tax and securities law matters
Credit Suisse has been responding to subpoenas and other requests for information from the United States Department of Justice (DOJ), the US Securities and Exchange Commission (SEC) and other authorities involving historical Private Banking services provided on a cross-border basis to US persons. US authorities are investigating possible violations of US tax and securities laws. In particular, the DOJ is investigating whether US clients violated their US tax obligations and whether Credit Suisse and certain of its employees assisted such clients. The SEC has investigated whether certain of our relationship managers triggered obligations for Credit Suisse or the relationship managers in Switzerland to register with the SEC as a broker-dealer or investment advisor. A limited number of current or former employees have been indicted and two former employees have pleaded guilty (in one case, as to conduct while employed at other financial institutions that did not involve Credit Suisse and in the other case as to conduct while employed at a former Credit Suisse subsidiary prior to 2006 and other financial institutions after 2006). Credit Suisse received a grand jury target letter from the DOJ. We understand that certain US authorities are also investigating other Swiss and non-US financial institutions. We have been conducting an internal investigation and are continuing to cooperate with the authorities both in the US and Switzerland to resolve this matter in a responsible manner that complies with our legal obligations. Our provision of Swiss-based information to these US authorities has been in accordance with permission granted by Swiss authorities. The Group has established a loss contingency provision of CHF 895 million with respect to the tax and securities law matters described in this subsection. The Group had previously disclosed a provision of CHF 470 million with respect to these matters, including CHF 175 million in connection with the settlement with the SEC described in the following paragraph.
On February 21, 2014, Credit Suisse AG reached a settlement with the SEC that resolves the SEC’s investigation regarding registration as an investment advisor and broker-dealer. In a settled administrative and cease-and-desist proceeding, the SEC charged Credit Suisse AG with violating Section 15(a) of the US Securities Exchange Act of 1934 (Exchange Act) and Section 203(a) of the US Investment Advisers Act of 1940 (Advisers Act). Specifically, the SEC’s Order finds that from at least 2002 through its exit from the US cross-border securities business which Credit Suisse AG began in 2008, Credit Suisse AG, through actions of certain of its relationship managers, violated the federal securities laws by providing certain cross-border brokerage and investment advisory services to US clients at a time when Credit Suisse AG was not registered with the SEC as a broker-dealer or investment advisor. As part of the settlement of the investigation, Credit Suisse AG agreed, among other things, to cease-and-desist from committing or causing any future violations of Section 15(a) of the Exchange Act or Section 203(a) of the Advisers Act and to pay approximately USD 196 million, inclusive of disgorgement of approximately USD 82 million, prejudgment interest of approximately USD 64 million, and a civil money penalty in the amount of USD 50 million. Credit Suisse AG also agreed to the appointment of an independent consultant who will review its cross-border compliance policies with respect to the US securities laws and will verify that Credit Suisse AG has exited the US cross-border business.

Rates-related matters
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
In addition, members of the US Dollar LIBOR panel, including Credit Suisse, have been named in various civil lawsuits filed in the US. All but one of these matters have been consolidated for pre-trial purposes into a multi-district litigation in the SDNY. On March 29, 2013, the court dismissed a substantial portion of the case against the panel banks, dismissing the RICO and Sherman Act antitrust claims as well as all state law claims, leaving only certain claims under the Commodity Exchange Act based on LIBOR-related instruments entered into after May 30, 2008.
Subsequently, on August 23, 2013, the court rejected plaintiffs’ requests to replead the dismissed causes of action, except for certain of plaintiffs’ state law claims, which are being replead by the plaintiffs. The court held a hearing on defendants’ motion to dismiss the remaining claims on February 4, 2014. The matter not consolidated in the multi-district litigation is also in the SDNY, which is considering defendants’ motion to dismiss that lawsuit.

The reference rates investigations have also included information requests from regulators regarding trading activities and the setting of benchmark rates in the foreign exchange markets. On March 31, 2014, the Swiss Competition Commission announced a formal investigation of numerous Swiss and international financial institutions, including the Group, in relation to the setting of exchange rates in foreign exchange trading. The Group is cooperating fully with these investigations. The investigations are ongoing and it is too soon to predict the final outcome of the investigations. In addition, Credit Suisse and other financial institutions have been named in a number of related civil class action lawsuits filed in US federal court.

Singapore MAS matter
On June 14, 2013, the Monetary Authority of Singapore (MAS) announced it was taking supervisory action against 20 banks for various deficiencies relating to the benchmark processes regarding the Singapore dollar interest rate benchmarks, Singapore Interbank Offered Rates and Swap Offered Rates, and the foreign exchange spot benchmarks commonly used to settle Non-Deliverable Forward foreign exchange contracts. Credit Suisse AG Singapore Branch (CSSB) was one of the named banks. The MAS censured the banks and directed them to adopt measures to address these deficiencies. The MAS has also required 19 of the 20 banks, including CSSB, to set aside additional statutory reserves for a period of one year. CSSB, along with six other panel banks, has been calibrated in the third of five tiers by the MAS and required to set aside additional statutory reserves of SGD 400-600 million, which were deposited with the MAS in a non-interest bearing account. These additional reserves will be returned to each bank within one year, assuming it has satisfied the MAS that it has adopted sufficient measures to address the identified deficiencies.

CDS-related matters
In July 2013, the Directorate General for Competition of the European Commission (DG Comp) issued a Statement of Objections (SO) to various entities of thirteen CDS dealer banks, certain Markit entities and the International Swaps and Derivatives Association, Inc. (ISDA) in relation to DG Comp’s investigation into possible violations of competition law by certain CDS market participants. Certain Credit Suisse entities were among the named bank entities. The SO marks the commencement of enforcement proceedings in respect of what DG Comp alleges were unlawful attempts to prevent the development of exchange traded platforms for CDS between 2006 and 2009. The next step in the process is for the named entities to provide written responses.
In addition, certain Credit Suisse entities, as well as other banks, have been named in civil litigation in the US. Further, Credit Suisse (USA), Inc. has received civil investigative demands from the DOJ.

39 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2013
		Credit Suisse Group AG
100		BANK-now AG	Horgen, Switzerland	CHF	30.0
100		Credit Suisse AG	Zurich, Switzerland	CHF	4,399.7
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	100.0
100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100		Credit Suisse Trust Holdings Limited	St. Peter Port, Guernsey	GBP	2.0
100		CS LP Holding AG	Zug, Switzerland	CHF	0.1
100		Inreska Limited	St. Peter Port, Guernsey	GBP	3.0
100		Neue Aargauer Bank AG	Aarau, Switzerland	CHF	134.1
88		Savoy Hotel Baur en Ville AG	Zurich, Switzerland	CHF	7.5
		Credit Suisse AG
100		AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100		Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100		Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100		Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100		Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100		CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100		Column Financial, Inc.	Wilmington, United States	USD	0.0
100		Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100		Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100		Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100		Credit Suisse (France)	Paris, France	EUR	52.9
100		Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0
100		Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100		Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	6,910.9
100		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	[1]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	150.0
100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100		Credit Suisse (Poland) SP. z o.o	Warsaw, Poland	PLN	20.0
100		Credit Suisse (Qatar) LLC	Doha, Qatar	USD	24.0
100		Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100		Credit Suisse (UK) Limited	London, United Kingdom	GBP	168.2
100		Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100		Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1
100		Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100		Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100		Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100		Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100		Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100		Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0
100		Credit Suisse Capital LLC	Wilmington, United States	USD	737.6
100		Credit Suisse Energy (Canada) Limited	Toronto, Canada	USD	0.0

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0
100	[2]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7
100	[3]	Credit Suisse International	London, United Kingdom	USD	13,107.7
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	2,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,881.5
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		CS International Advisors AG	Zurich, Switzerland	CHF	0.1
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		DLJ LBO Plans Management, LLC	Wilmington, United States	USD	7.8
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
83		Asset Management Finance LLC	Wilmington, United States	USD	341.8
71		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
1 58 % owned by Credit Suisse AG.
2 43 % of voting rights held by Credit Suisse Group AG, Guernsey Branch.
3 80 % of voting rights and 98 % of equity interest held by Credit Suisse AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2013
Credit Suisse Group AG
100	[1]	Credit Suisse Group Finance (Guernsey) Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) I Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) II Limited	St. Peter Port, Guernsey
100	[1]	Credit Suisse Group (Guernsey) IV Limited	St. Peter Port, Guernsey
50		Swisscard AECS AG	Horgen, Switzerland
25		SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[2]	York Capital Management Global Advisors, LLC	New York, United States
1 Deconsolidated under US GAAP as the Group is not the primary beneficiary.
2 The Group holds a significant noncontrolling interest.

40 Subsidiary guarantee information
Certain wholly owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In the fourth quarter of 2013, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	6,553	12,468		19,021	62		473		19,556
Interest expense	(3,899)	(7,407)		(11,306)	(60)		(75)		(11,441)
Net interest income	2,654	5,061		7,715	2		398		8,115
Commissions and fees	3,756	9,302		13,058	4		164		13,226
Trading revenues	(507)	3,271		2,764	(23)		(2)		2,739
Other revenues	1,361	432		1,793	2,288	[2]	(2,305)		1,776
Net revenues	7,264	18,066		25,330	2,271		(1,745)		25,856
Provision for credit losses	4	89		93	0		74		167
Compensation and benefits	3,380	7,807		11,187	59		10		11,256
General and administrative expenses	2,843	5,811		8,654	(135)		80		8,599
Commission expenses	227	1,499		1,726	1		11		1,738
Total other operating expenses	3,070	7,310		10,380	(134)		91		10,337
Total operating expenses	6,450	15,117		21,567	(75)		101		21,593
Income/(loss) from continuing operations before taxes	810	2,860		3,670	2,346		(1,920)		4,096
Income tax expense	14	1,163		1,177	20		79		1,276
Income/(loss) from continuing operations	796	1,697		2,493	2,326		(1,999)		2,820
Income from discontinued operations, net of tax	66	79		145	0		0		145
Net income/(loss)	862	1,776		2,638	2,326		(1,999)		2,965
Net income/(loss) attributable to noncontrolling interests	575	285		860	0		(221)		639
Net income/(loss) attributable to shareholders	287	1,491		1,778	2,326		(1,778)		2,326
of which from continuing operations	221	1,412		1,633	2,326		(1,778)		2,181
of which from discontinued operations	66	79		145	0		0		145
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	862	1,776		2,638	2,326	(1,999)		2,965
Gains/(losses) on cash flow hedges	0	2		2	16	0		18
Foreign currency translation	(648)	(1,567)		(2,215)	0	1,194		(1,021)
Unrealized gains/(losses) on securities	(2)	(16)		(18)	0	(14)		(32)
Actuarial gains/(losses)	138	(181)		(43)	0	1,087		1,044
Net prior service credit/(cost)	0	0		0	0	(95)		(95)
Other comprehensive income/(loss), net of tax	(512)	(1,762)		(2,274)	16	2,172		(86)
Comprehensive income/(loss)	350	14		364	2,342	173		2,879
Comprehensive income/(loss) attributable to noncontrolling interests	471	353		824	0	(299)		525
Comprehensive income/(loss) attributable to shareholders	(121)	(339)		(460)	2,342	472		2,354
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	7,584	13,960		21,544	81		465		22,090
Interest expense	(4,472)	(10,262)		(14,734)	(79)		(134)		(14,947)
Net interest income	3,112	3,698		6,810	2		331		7,143
Commissions and fees	3,940	8,609		12,549	(12)		187		12,724
Trading revenues	1,638	(309)		1,329	1		(134)		1,196
Other revenues	861	1,629		2,490	1,319	[2]	(1,261)		2,548
Net revenues	9,551	13,627		23,178	1,310		(877)		23,611
Provision for credit losses	(5)	93		88	0		82		170
Compensation and benefits	3,601	8,618		12,219	56		28		12,303
General and administrative expenses	2,130	5,074		7,204	(101)		143		7,246
Commission expenses	252	1,433		1,685	1		16		1,702
Total other operating expenses	2,382	6,507		8,889	(100)		159		8,948
Total operating expenses	5,983	15,125		21,108	(44)		187		21,251
Income/(loss) from continuing operations before taxes	3,573	(1,591)		1,982	1,354		(1,146)		2,190
Income tax expense/(benefit)	1,333	(886)		447	5		13		465
Income/(loss) from continuing operations	2,240	(705)		1,535	1,349		(1,159)		1,725
Income from discontinued operations, net of tax	17	(57)		(40)	0		0		(40)
Net income/(loss)	2,257	(762)		1,495	1,349		(1,159)		1,685
Net income/(loss) attributable to noncontrolling interests	281	(881)		(600)	0		936		336
Net income/(loss) attributable to shareholders	1,976	119		2,095	1,349		(2,095)		1,349
of which from continuing operations	1,959	176		2,135	1,349		(2,095)		1,389
of which from discontinued operations	17	(57)		(40)	0		0		(40)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	2,257	(762)		1,495	1,349	(1,159)		1,685
Gains/(losses) on cash flow hedges	0	7		7	30	0		37
Foreign currency translation	(575)	(658)		(1,233)	1	118		(1,114)
Unrealized gains/(losses) on securities	2	(45)		(43)	0	28		(15)
Actuarial gains/(losses)	20	38		58	0	(108)		(50)
Net prior service credit/(cost)	(2)	1		(1)	0	249		248
Other comprehensive income/(loss), net of tax	(555)	(657)		(1,212)	31	287		(894)
Comprehensive income/(loss)	1,702	(1,419)		283	1,380	(872)		791
Comprehensive income/(loss) attributable to noncontrolling interests	186	(997)		(811)	0	1,022		211
Comprehensive income/(loss) attributable to shareholders	1,516	(422)		1,094	1,380	(1,894)		580
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	7,580	14,831		22,411	161		404		22,976
Interest expense	(4,687)	(11,717)		(16,404)	(153)		7		(16,550)
Net interest income	2,893	3,114		6,007	8		411		6,426
Commissions and fees	3,368	8,992		12,360	9		269		12,638
Trading revenues	(1,665)	6,406		4,741	1		279		5,021
Other revenues	1,310	435		1,745	1,888	[2]	(1,827)		1,806
Net revenues	5,906	18,947		24,853	1,906		(868)		25,891
Provision for credit losses	7	116		123	0		64		187
Compensation and benefits	3,665	9,311		12,976	80		(55)		13,001
General and administrative expenses	1,718	5,610		7,328	(135)		100		7,293
Commission expenses	263	1,652		1,915	1		23		1,939
Total other operating expenses	1,981	7,262		9,243	(134)		123		9,232
Total operating expenses	5,646	16,573		22,219	(54)		68		22,233
Income/(loss) from continuing operations before taxes	253	2,258		2,511	1,960		(1,000)		3,471
Income tax expense/(benefit)	(287)	731		444	7		205		656
Income/(loss) from continuing operations	540	1,527		2,067	1,953		(1,205)		2,815
Income/(loss) from discontinued operations, net of tax	17	(42)		(25)	0		0		(25)
Net income/(loss)	557	1,485		2,042	1,953		(1,205)		2,790
Net income/(loss) attributable to noncontrolling interests	734	167		901	0		(64)		837
Net income/(loss) attributable to shareholders	(177)	1,318		1,141	1,953		(1,141)		1,953
of which from continuing operations	(194)	1,360		1,166	1,953		(1,141)		1,978
of which from discontinued operations	17	(42)		(25)	0		0		(25)
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.

Condensed consolidating statements of comprehensive income
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	557	1,485		2,042	1,953	(1,205)		2,790
Gains/(losses) on cash flow hedges	0	(32)		(32)	(1)	0		(33)
Foreign currency translation	50	(343)		(293)	1	29		(263)
Unrealized gains/(losses) on securities	0	(3)		(3)	0	(15)		(18)
Actuarial gains/(losses)	(79)	221		142	0	(757)		(615)
Net prior service credit/(cost)	0	(1)		(1)	0	396		395
Other comprehensive income/(loss), net of tax	(29)	(158)		(187)	0	(347)		(534)
Comprehensive income/(loss)	528	1,327		1,855	1,953	(1,552)		2,256
Comprehensive income/(loss) attributable to noncontrolling interests	775	165		940	0	(58)		882
Comprehensive income/(loss) attributable to shareholders	(247)	1,162		915	1,953	(1,494)		1,374
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,787	63,290		68,077	795	(180)		68,692
Interest-bearing deposits with banks	81	3,304		3,385	0	(1,870)		1,515
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	127,153	32,860		160,013	0	9		160,022
Securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading assets	73,580	156,156		229,736	0	(323)		229,413
Investment securities	2	1,625		1,627	1,481	(121)		2,987
Other investments	5,116	5,091		10,207	42,570	(42,448)		10,329
Net loans	19,955	211,202		231,157	3,185	12,712		247,054
Premises and equipment	891	4,004		4,895	0	196		5,091
Goodwill	658	6,463		7,121	0	878		7,999
Other intangible assets	78	132		210	0	0		210
Brokerage receivables	25,667	26,377		52,044	0	1		52,045
Other assets	18,104	43,452		61,556	243	1,266		63,065
Assets of discontinued operations held-for-sale	11	1,573		1,584	0	0		1,584
Total assets	299,562	554,850		854,412	48,274	(29,880)		872,806
Liabilities and equity (CHF million)
Due to banks	251	22,896		23,147	3,242	(3,281)		23,108
Customer deposits	1	321,850		321,851	0	11,238		333,089
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	98,600	(4,568)		94,032	0	0		94,032
Obligation to return securities received as collateral	23,479	(679)		22,800	0	0		22,800
Trading liabilities	14,304	62,508		76,812	0	(177)		76,635
Short-term borrowings	42,842	(22,649)		20,193	0	0		20,193
Long-term debt	31,300	95,341		126,641	2,784	617		130,042
Brokerage payables	55,749	17,405		73,154	0	0		73,154
Other liabilities	11,284	39,795		51,079	84	284		51,447
Liabilities of discontinued operations held-for-sale	19	1,121		1,140	0	0		1,140
Total liabilities	277,829	533,020		810,849	6,110	8,681		825,640
Total shareholders' equity	18,583	21,409		39,992	42,164	(39,992)		42,164
Noncontrolling interests	3,150	421		3,571	0	1,431		5,002
Total equity	21,733	21,830		43,563	42,164	(38,561)		47,166

Total liabilities and equity	299,562	554,850		854,412	48,274	(29,880)		872,806
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,523	56,853		61,376	19	368		61,763
Interest-bearing deposits with banks	82	3,637		3,719	0	(1,774)		1,945
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	130,175	53,271		183,446	0	9		183,455
Securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading assets	87,974	168,628		256,602	0	(203)		256,399
Investment securities	22	1,917		1,939	0	1,559		3,498
Other investments	6,252	5,564		11,816	35,088	(34,882)		12,022
Net loans	22,945	204,553		227,498	4,459	10,266		242,223
Premises and equipment	1,062	4,354		5,416	0	202		5,618
Goodwill	581	6,929		7,510	0	879		8,389
Other intangible assets	77	166		243	0	0		243
Brokerage receivables	20,672	25,096		45,768	0	0		45,768
Other assets	15,993	56,789		72,782	173	(43)		72,912
Total assets	325,338	582,822		908,160	39,739	(23,619)		924,280
Liabilities and equity (CHF million)
Due to banks	164	30,410		30,574	3,753	(3,313)		31,014
Customer deposits	1	297,689		297,690	0	10,622		308,312
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	130,411	2,310		132,721	0	0		132,721
Obligation to return securities received as collateral	34,980	(4,935)		30,045	0	0		30,045
Trading liabilities	23,332	67,759		91,091	0	(275)		90,816
Short-term borrowings	22,157	(7,319)		14,838	0	3,803		18,641
Long-term debt	35,485	111,512		146,997	437	700		148,134
Brokerage payables	44,401	20,275		64,676	0	0		64,676
Other liabilities	12,927	44,440		57,367	51	219		57,637
Total liabilities	303,858	562,141		865,999	4,241	11,756		881,996
Total shareholders' equity	17,970	16,797		34,767	35,498	(34,767)		35,498
Noncontrolling interests	3,510	3,884		7,394	0	(608)		6,786
Total equity	21,480	20,681		42,161	35,498	(35,375)		42,284

Total liabilities and equity	325,338	582,822		908,160	39,739	(23,619)		924,280
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows
in 2013	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	6,126	15,912		22,038	400	[2]	(364)		22,074
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	444		443	0		95		538
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(594)	17,714		17,120	0		0		17,120
Purchase of investment securities	0	(676)		(676)	(1,402)		1,401		(677)
Proceeds from sale of investment securities	23	153		176	0		0		176
Maturities of investment securities	0	673		673	0		159		832
Investments in subsidiaries and other investments	232	(1,570)		(1,338)	(2,458)		2,004		(1,792)
Proceeds from sale of other investments	2,139	1,026		3,165	481		91		3,737
(Increase)/decrease in loans	2,456	(10,306)		(7,850)	1,228		(2,504)		(9,126)
Proceeds from sales of loans	0	1,483		1,483	0		0		1,483
Capital expenditures for premises and equipment and other intangible assets	(238)	(657)		(895)	0		(8)		(903)
Proceeds from sale of premises and equipment and other intangible assets	0	9		9	0		0		9
Other, net	(87)	202		115	0		7		122
Net cash provided by/(used in) investing activities of continuing operations	3,930	8,495		12,425	(2,151)		1,245		11,519
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	95	22,252		22,347	(500)		616		22,463
Increase/(decrease) in short-term borrowings	22,124	(16,122)		6,002	0		0		6,002
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(29,400)	(6,947)		(36,347)	0		0		(36,347)
Issuances of long-term debt	687	37,227		37,914	2,292		(1,116)		39,090
Repayments of long-term debt	(3,482)	(52,830)		(56,312)	0		1,177		(55,135)
Issuances of common shares	0	0		0	976		0		976
Sale of treasury shares	0	0		0	58		9,706		9,764
Repurchase of treasury shares	0	0		0	(217)		(9,985)		(10,202)
Dividends paid	0	(305)		(305)	(154)		(105)		(564)
Excess tax benefits related to share-based compensation	0	0		0	1		(1)		0
Other, net	258	923		1,181	75		(1,724)		(468)
Net cash provided by/(used in) financing activities of continuing operations	(9,718)	(15,802)		(25,520)	2,531		(1,432)		(24,421)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(74)	(1,141)		(1,215)	(4)		3		(1,216)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(1,027)		(1,027)	0		0		(1,027)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	264	6,437		6,701	776		(548)		6,929

Cash and due from banks at beginning of period	4,523	56,853		61,376	19		368		61,763
Cash and due from banks at end of period	4,787	63,290		68,077	795		(180)		68,692
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 161 million and CHF 208 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2012	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	(4,312)	(7,671)		(11,983)	357	[2]	(1,042)		(12,668)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(2)	317		315	0		(131)		184
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	22,780	24,153		46,933	0		19		46,952
Purchase of investment securities	0	(276)		(276)	0		(204)		(480)
Proceeds from sale of investment securities	0	936		936	0		0		936
Maturities of investment securities	0	1,442		1,442	0		184		1,626
Investments in subsidiaries and other investments	34	(1,981)		(1,947)	(3,584)		3,492		(2,039)
Proceeds from sale of other investments	1,922	996		2,918	110		76		3,104
(Increase)/decrease in loans	1,075	(11,326)		(10,251)	1,154		(1,925)		(11,022)
Proceeds from sales of loans	0	1,090		1,090	0		0		1,090
Capital expenditures for premises and equipment and other intangible assets	(364)	(863)		(1,227)	0		(15)		(1,242)
Proceeds from sale of premises and equipment and other intangible assets	16	10		26	0		0		26
Other, net	235	3,441		3,676	28		(21)		3,683
Net cash provided by/(used in) investing activities of continuing operations	25,696	17,939		43,635	(2,292)		1,475		42,818
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	78	(14,532)		(14,454)	(1,015)		2,902		(12,567)
Increase/(decrease) in short-term borrowings	5,508	(17,151)		(11,643)	0		3,803		(7,840)
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(20,167)	(19,791)		(39,958)	0		0		(39,958)
Issuances of long-term debt	879	36,338		37,217	10		1,178		38,405
Repayments of long-term debt	(5,094)	(49,371)		(54,465)	(1,149)		(322)		(55,936)
Issuances of common shares	0	0		0	1,930		0		1,930
Sale of treasury shares	0	0		0	367		7,988		8,355
Repurchase of treasury shares	0	0		0	(495)		(8,364)		(8,859)
Dividends paid	0	(321)		(321)	(944)		(31)		(1,296)
Excess tax benefits related to share-based compensation	0	42		42	0		(42)		0
Other, net	(1,714)	5,317		3,603	3,180		(6,389)		394
Net cash provided by/(used in) financing activities of continuing operations	(20,510)	(59,469)		(79,979)	1,884		723		(77,372)
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(105)	(1,070)		(1,175)	57		(124)		(1,242)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	6	(352)		(346)	0		0		(346)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	775	(50,623)		(49,848)	6		1,032		(48,810)

Cash and due from banks at beginning of period	3,748	107,476		111,224	13		(664)		110,573
Cash and due from banks at end of period	4,523	56,853		61,376	19		368		61,763
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 166 million and CHF 46 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

Condensed consolidating statements of cash flows (continued)
in 2011	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Operating activities of continuing operations (CHF million)
Net cash provided by/(used in) operating activities of continuing operations	11,286	25,809		37,095	431	[2]	1,096		38,622
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(1)	(1,019)		(1,020)	0		288		(732)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(20,567)	5,886		(14,681)	0		(540)		(15,221)
Purchase of investment securities	0	(1,232)		(1,232)	0		(310)		(1,542)
Proceeds from sale of investment securities	0	2,118		2,118	0		0		2,118
Maturities of investment securities	0	2,294		2,294	0		168		2,462
Investments in subsidiaries and other investments	(1,032)	(378)		(1,410)	(101)		(271)		(1,782)
Proceeds from sale of other investments	4,357	1,967		6,324	9		451		6,784
(Increase)/decrease in loans	6,326	(21,139)		(14,813)	547		(2,971)		(17,237)
Proceeds from sales of loans	0	689		689	0		0		689
Capital expenditures for premises and equipment and other intangible assets	(477)	(1,250)		(1,727)	0		(12)		(1,739)
Proceeds from sale of premises and equipment and other intangible assets	0	11		11	0		0		11
Other, net	2	187		189	0		33		222
Net cash provided by/(used in) investing activities of continuing operations	(11,392)	(11,866)		(23,258)	455		(3,164)		(25,967)
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(27)	27,456		27,429	(1,514)		1,825		27,740
Increase/(decrease) in short-term borrowings	(21,801)	25,899		4,098	0		0		4,098
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	30,267	(23,085)		7,182	0		0		7,182
Issuances of long-term debt	3,395	30,255		33,650	10		574		34,234
Repayments of long-term debt	(9,974)	(26,617)		(36,591)	(489)		(47)		(37,127)
Issuances of common shares	44	(46)		(2)	1,129		0		1,127
Sale of treasury shares	0	615		615	550		10,688		11,853
Repurchase of treasury shares	0	(612)		(612)	(201)		(10,977)		(11,790)
Dividends paid	0	(481)		(481)	(1,560)		93		(1,948)
Other, net	(4,184)	1,405		(2,779)	617		(346)		(2,508)
Net cash provided by/(used in) financing activities of continuing operations	(2,280)	34,789		32,509	(1,458)		1,810		32,861
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(105)	(586)		(691)	567		(508)		(632)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	21	201		222	0		0		222
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	(2,470)	48,347		45,877	(5)		(766)		45,106

Cash and due from banks at beginning of period	6,218	59,129		65,347	18		102		65,467
Cash and due from banks at end of period	3,748	107,476		111,224	13		(664)		110,573
1 Includes eliminations and consolidation adjustments.
2
Consists of dividend payments from Group companies of CHF 162 million and CHF 188 million from bank and non-bank subsidiaries, respectively, and other cash items from parent company operations such as Group financing.

41 Credit Suisse Group parent company
> Refer to “Note 40 – Subsidiary guarantee information” for the condensed Credit Suisse Group parent company financial information.

42 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
The Group’s consolidated financial statements have been prepared in accordance with US GAAP.
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
Under Swiss GAAP, intangible assets with indefinite lives are amortized over a useful life, up to a maximum of five years. In addition, these assets are tested for impairment.

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

43 Risk assessment
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
The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by providing guidance regarding risk governance and the development of the risk profile and capital adequacy, including the regular review of major risk exposures and overall risk limits. In addition to its other responsibilities, such as reviewing the quarterly and annual financial statements and the performance and effectiveness of internal and external auditors, the Audit Committee reviews management’s report on internal control over financial reporting (SOX 404), the annual report on the internal control system and the annual compliance report.
Within the Executive Board of the Group, the Chief Risk Officer (CRO) is responsible for providing risk management oversight and for establishing an organizational basis to manage and report on all risk management matters. The Capital Allocation & Risk Management Committee (CARMC), the Risk Processes & Standards Committee and the Reputational Risk & Sustainability Committee have been established at senior management level to further support the risk management function. CARMC is comprised of at least five members of the Executive Board and senior management appointed by the CEO and operates rotating through the following three cycles: (i) Asset & Liability Management including capital, funding and liquidity; (ii) Market & Credit Risks; and (iii) Internal Control Systems including operational risks, legal and compliance issues and internal control matters. CARMC may delegate its authority to set and approve certain limits for position risk, funding, liquidity and capital to the CRO or divisional risk management committees. The divisional risk management committees regularly review and discuss division-specific market and credit risk matters, operational risks, legal and compliance issues and internal control matters.
During the reporting period, the Board of Directors received the quarterly risk reports from the CRO and the annual internal control system and compliance reports from the office of the General Counsel, which formed the basis of the Board of Directors’ risk reviews. Additional risk information was provided at each meeting of the Risk Committee and at most Board meetings. The Board of Directors, assisted by its Risk and Audit Committees, performed a systematic risk assessment in accordance with established policies and procedures.

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
The CEO and CFO concluded that, as of December 31, 2013, the design and operation of the Group’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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
Management has made an evaluation and assessment of the Group’s internal control over financial reporting as of December 31, 2013 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (1992)”.
Based upon its review and evaluation, management, including the Group CEO and CFO, has concluded that the Group’s internal control over financial reporting is effective as of December 31, 2013.
KPMG AG, the Group’s independent auditors, have issued an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting as of December 31, 2013, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Group’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm to the General Meeting of Shareholders of Credit Suisse Group AG, Zurich
We have audited Credit Suisse Group AG and subsidiaries’ (the “Group”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Group’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Group as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2013, and our report dated April 3, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Simon Ryder                                        Anthony Anzevino

Licensed Audit Expert                          Global Lead Partner

Auditor in Charge

Zurich, Switzerland

April 3, 2014

Parent company financial statements – Credit Suisse Group
Report of the Statutory Auditor
Parent company financial statements
Notes to the financial statements
Proposed appropriation of retained earnings and capital distribution
Report on the conditional increase of share capital
Independent Auditor’s Report to the Board of Directors

Statements of income
Balance sheets
1 Accounting principles
2 Contingent liabilities
3 Compensation to members of the Executive Board and the Board of Directors
4 Principal participations
5 Bonds
6 Own shares held by the company and by group companies
7 Significant shareholders
8 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
9 General reserves
10 Risk assessment

Report of the Statutory Auditor

Report of the Statutory Auditor on the Financial Statements to the General Meeting of Shareholder of Credit Suisse Group AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse Group AG (the “Group”), which comprise the balance sheet, income statement and notes for the year ended December 31, 2013.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2013 comply with Swiss law and the Group’s articles of incorporation.

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

KPMG AG

Simon Ryder                                        Ralph Dicht

Licensed Audit Expert                          Licensed Audit Expert

Auditor in Charge

Zurich, Switzerland

April 3, 2014

Parent company financial statements

Statements of income
in	2013	2012
Income (CHF million)
Dividend income from investments in group companies	381	272
Other financial income	62	82
Gain on sale of noncurrent assets	35	145
Other income	192	167
Total income	670	666
Expenses (CHF million)
Financial expenses	125	223
Compensation and benefits	67	60
Other expenses	37	43
Tax expense	32	16
Total expenses	261	342
Net income	409	324

Balance sheets
	Reference to notes	end of
		2013	2012
Assets (CHF million)
Cash with group companies		795	19
Receivables from third parties		7	8
Accrued income and prepaid expenses – group companies		235	161
Total current assets		1,037	188
Investments in group companies	4	40,440	38,534
Long-term loans to group companies		4,588	4,459
Financial investments		173	51
Total noncurrent assets		45,201	43,044
Total assets		46,238	43,232
Liabilities and shareholders' equity (CHF million)
Payables to third parties		3	25
Payables to group companies		2,876	3,376
Accrued expenses and deferred income – third parties		87	65
Accrued expenses and deferred income – group companies		35	23
Total short-term liabilities		3,001	3,489
Bonds	5	2,292	–
Long-term loans from group companies		761	812
Provisions		312	312
Total long-term liabilities		3,365	1,124
Total liabilities		6,366	4,613
Share capital	8	64	53
General reserves	9	1,800	4,810
Reserves from capital contributions		18,504	14,661
General legal reserves		20,304	19,471
Reserves for own shares	6	3,929	3,929
Free reserves		10,500	10,500
Retained earnings brought forward		4,666	4,342
Net income		409	324
Retained earnings		5,075	4,666
Total shareholders' equity		39,872	38,619
Total liabilities and shareholders' equity		46,238	43,232

Notes to the financial statements

1 Accounting principles
The financial statements of Credit Suisse Group AG are prepared in accordance with the regulations of the Swiss Code of Obligations and are stated in Swiss francs (CHF). The financial year ends on December 31.

2 Contingent liabilities
end of	2013	2012
CHF million
Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	43,857	51,363
of which have been entered into on behalf of subsidiaries	43,857	51,363

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

Executive Board compensation

Executive Board compensation for 2013
in	Base salary	Unrestricted cash	Value of STI awards		Value of LTI awards	Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]
2013 (CHF million, except where indicated)
9 members	14.08	3.93	21.86	[5]	21.58	0.58		2.74		–		64.77
% of total compensation	22%	6%	34%		33%
of which CEO: Brady W. Dougan	2.50	0.69	2.77		3.46	0.01		0.36		–		9.79
% of total compensation	26%	7%	28%		35%
1 Other benefits consist of housing allowances, lump sum expenses and child allowances.
2
Share awards granted prior to January 1, 2014 carry the right to an annual payment equal to the dividend payable on each Group share. The dividend equivalents were paid in respect of awards granted in prior years and were delivered in a combination of cash and shares, consistent with dividends paid on actual shares.

3 During 2013, there were no payments made to Executive Board members for contractual agreements.
4 Does not include CHF 4.8 million of charitable contributions made by the Group for which the CEO and three other Executive Board members are able to make recommendations.
5
Short-term incentive awards for 2013 comprise CHF 20.56 million performance shares as well as CHF 1.3 million granted as blocked shares and performance shares to the Executive Board members who were categorized as UK Code Staff under the regulations of the PRA and the Executive Board member that stepped down. The applicable Group share price for all share awards was CHF 28.78.

Executive Board compensation for 2012
in	Base salary	Unrestricted cash		Value of STI awards		Value of LTI awards	Pension and similar benefits and other benefits	[1]	Dividend equivalents	[2]	Payments and awards due to contractual agreements	[3]	Total compensation	[4]
2012 (CHF million, except where indicated)
13 members [5]	17.75	13.56	[6]	20.95	[7]	15.40	4.28		2.18		–		74.12
% of total compensation	24%	18%		28%		21%
of which highest paid: Robert Shafir	1.40	0.70		3.50		2.80	1.91	[8]	0.28		–		10.59
% of total compensation	13%	7%		33%		26%
of which CEO: Brady W. Dougan	2.50	0.50		2.50		2.00	0.04		0.23		–		7.77
% of total compensation	32%	6%		32%		26%
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
8
CHF 1.87 million of this amount was granted as carried interest in 2012. In addition, in connection with his role at the time as CEO of the Asset Management division, in 2008 Mr. Shafir received a carried interest award in certain alternative investment funds. The value realized over time depends on the investment performance of the funds over their lifetime up to fifteen years. The initial value of the award is determined by making assumptions about the return that will be realized on the funds. The aggregate theoretical value of these awards was approximately USD 10 million assuming an estimated 9 percent return on all fund investments over their projected lifetime, and reducing this estimated return by 25 percent to reflect potential underperformance in some of the funds.

Other aspects of Executive Board compensation
Charitable contributions
Consistent with the prior three years, a portion of the Executive Board incentive compensation pool for 2013 was approved by the Compensation Committee to fund charitable contributions by the Group. The total amount approved for charitable contributions was CHF 4.8 million for 2013. The contributions will benefit eligible registered charities. The CEO and three other Executive Board members are able to make recommendations in respect of the allocation of the 2013 contributions to various specific charities.

Former Executive Board members
Generally, former members of the Group’s most senior executive body who no longer provide services to the Group are still eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Executive Board who no longer provide services to the Group during 2013.

Executive Board shareholdings and loans
Executive Board shareholdings
The table “Executive Board holdings and values of deferred share-based awards by individual” discloses the shareholdings of the Executive Board members, their immediate family and companies in which they have a controlling interest as well as the value of the unvested share-based compensation awards held by Executive Board members as of December 31, 2013.

Executive Board holdings and values of deferred share-based awards by individual
end of	Number of owned shares	[1]	Number of unvested share awards	Number of owned shares and unvested share awards	Number of unvested SISUs	Number of options		Value of unvested awards at grant (CHF)	Current value of unvested awards (CHF)
December 31, 2013
Brady W. Dougan	1,221,334		416,540	1,637,874	38,051	–		12,176,651	12,396,697
Gaël de Boissard	107,329		536,014	643,343	31,283	–		16,187,272	15,470,189
Romeo Cerutti	136,344		231,491	367,835	11,636	–		6,128,891	6,630,073
Tobias Guldimann	–		258,127	258,127	14,545	–		6,907,523	7,435,765
David R. Mathers	17,469		387,642	405,111	7,565	–		9,422,493	10,777,295
Hans-Ulrich Meister	189,478		417,112	606,590	23,273	–		11,248,886	12,009,299
Robert S. Shafir	617,053		532,112	1,149,165	31,160	–		14,344,561	15,360,428
Pamela A. Thomas-Graham	–		216,875	216,875	7,191	–		5,461,314	6,110,280
Eric M. Varvel	–		286,098	286,098	27,735	–		9,597,358	8,558,226
Total	2,289,007		3,282,011	5,571,018	192,439	–		91,474,949	94,748,252
December 31, 2012
Brady W. Dougan	906,929		666,068	1,572,997	76,102	–		18,945,613	19,815,939
Romeo Cerutti	80,279		320,261	400,540	23,272	–		8,446,679	9,172,331
Tobias Guldimann	57,763		375,725	433,488	29,090	–		9,964,935	10,808,561
David R. Mathers	0		461,439	461,439	15,130	1,095	[2]	11,174,895	12,724,392
Hans-Ulrich Meister	178,198		550,776	728,974	46,546	–		14,848,594	15,948,497
Robert S. Shafir	387,544		736,377	1,123,921	62,320	–		19,807,159	21,325,210
Pamela A. Thomas-Graham	4,583		239,137	243,720	14,382	–		6,342,875	6,768,957
Eric M. Varvel	62,169		454,785	516,954	55,470	–		13,996,715	13,623,809
Total	1,677,465	[3]	3,804,568	5,482,033	322,312	1,095		103,527,465	110,187,696
1 Includes shares that were initially granted as deferred compensation and have vested.
2 Consists of options with an expiration date of January 22, 2013 and an exercise price of CHF 30.60.
3
In addition to the number of owned shares shown, the following Executive Board members held an aggregate number of 2,320 mandatory and contingent convertible securities (MACCS): Brady Dougan (1,336), Romeo Cerutti (60), Hans-Ulrich Meister (262), Robert Shafir (571), Eric Varvel (91); these securities were converted into an aggregate number of 143,033 shares on March 29, 2013 at a conversion price of CHF 16.29 and were settled and delivered in April 2013.

Executive Board loans
The majority of loans outstanding to Executive Board members are mortgages or loans against securities. Such loans are made on the same terms available to employees under the Group’s employee benefit plans. As of December 31, 2013, 2012 and 2011, outstanding loans to Executive Board members amounted to CHF 10 million, CHF 8 million and CHF 22 million, respectively. The number of individuals with outstanding loans at the beginning and the end of 2013 was three and four, respectively, and the highest loan outstanding was USD 5 million to Eric Varvel.
All mortgage loans to Executive Board members are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to Executive Board members as for other employees. Unless otherwise noted, all loans to Executive Board members were made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and in consideration of the terms which apply to all Group employees. These loans did not involve more than the normal risk of collectability or present other unfavorable features.

Board of Directors compensation
Board of Directors compensation for 2013
in	Base board fee	Committee fee	Additional fees	[1]	Other compen- sation categories	[2]	Total compen- sation	Awarded in cash	% of total compen- sation	Awarded in Group shares	% of total compen- sation	Number of Group shares	[3]
2013/2014 (CHF)
Urs Rohner, Chairman [4]	2,500,000	–	2,250,000		153,260		4,903,260	3,778,260	77%	1,125,000	23%	39,090
Peter Brabeck-Letmathe, Vice-Chairman [5]	400,000	–	–		–		400,000	200,000	50%	200,000	50%	7,455
Jassim Bin Hamad J.J. Al Thani [5]	250,000	–	–		–		250,000	125,000	50%	125,000	50%	4,659
Iris Bohnet [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Noreen Doyle [5]	250,000	100,000	294,000		–		644,000	469,000	73%	175,000	27%	6,523
Jean-Daniel Gerber [5]	250,000	150,000	–		–		400,000	200,000	50%	200,000	50%	7,455
Walter B. Kielholz [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Andreas N. Koopmann [5]	250,000	200,000	–		–		450,000	225,000	50%	225,000	50%	8,387
Jean Lanier, Chairman of the Compensation Committee [4]	400,000	–	400,000		–		800,000	600,000	75%	200,000	25%	6,950
Kai S. Nargolwala [5]	250,000	100,000	–				350,000	175,000	50%	175,000	50%	6,523
Anton van Rossum [5]	250,000	100,000	–		–		350,000	175,000	50%	175,000	50%	6,523
Richard E. Thornburgh, Chairman of the Risk Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	17,374
John Tiner, Chairman of the Audit Committee [4]	400,000	–	1,000,000		–		1,400,000	900,000	64%	500,000	36%	17,374
Total	6,100,000	850,000	4,944,000		153,260		12,047,260	8,097,260	67%	3,950,000	33%	141,359
1
Includes the additional fees for the full-time Chairman and the three committee chairmen as well as the additional fees of CHF 294,000 (GBP 200,000) paid to Noreen Doyle in 2013 as a non-executive director and chair of the boards of two of the Group's UK subsidiaries, Credit Suisse International and Credit Suisse Securities Europe Limited. The additional fees of CHF 400,000 were awarded to Jean Lanier as Chairman of the Compensation Committee in 2013, a role to which he was appointed as of the 2013 AGM on April 26, 2013.

2 Other compensation for the Chairman included pension benefits, lump sum expenses and child and health care allowances.
3 The value of the Group shares is included in total compensation. Group shares are subject to a four-year blocking period.
4
The Chairman and the three committee chairmen received an annual base board fee paid in cash. They also received additional fees paid in cash and/or shares as determined by the Board in the course of the regular compensation process. The additional fees paid to the three committee chairmen covered their regular memberships in other committees that they do not chair. The additional fees awarded to these four individuals for 2013 were paid in Group shares (50%) and cash (50%). The applicable Group share price was CHF 28.78.

5
Except for the Chairman and the three committee chairmen, members of the Board were paid an annual base board fee and a committee fee for their respective committee membership in advance for the period from one AGM to the other, i.e., from April 26, 2013 to May 9, 2014. The annual committee fees are CHF 150,000 for the Audit Committee and CHF 100,000 for each of the Risk and Compensation Committees. For 2013, these total combined fees were paid in Group shares (50%) and cash (50%). The applicable Group share price as of the 2013 AGM was CHF 26.83.

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

Former members of the Board of Directors
Two former members of the Board of Directors are eligible to receive office infrastructure and secretarial support. These services are based on existing resources and are not used on a regular basis. No additional fees, severance payments or other forms of compensation were paid to former members of the Board of Directors or related parties during 2013.

Board of Directors shareholdings and loans
Board of Directors shareholdings
The table below discloses the shareholdings of the Board of Directors members, their immediate family and companies in which they have a controlling interest. As of December 31, 2013, there were no Board of Directors members with outstanding options.

Board of Directors shareholdings by individual
in	2013	2012
December 31 (shares) [1]
Urs Rohner	230,402	244,422
Peter Brabeck-Letmathe	144,186	120,999
Jassim Bin Hamad J.J. Al Thani	17,918	11,790
Iris Bohnet	15,464	7,898
Noreen Doyle	49,014	41,324
Jean-Daniel Gerber	17,701	9,826
Walter B. Kielholz	316,675	292,424
Andreas N. Koopmann	42,569	30,469
Jean Lanier	44,951	43,881
Kai S. Nargolwala	114,666	–
Anton van Rossum	56,464	48,598
Richard E. Thornburgh	212,530	218,456
John Tiner	48,471	24,799
Total	1,311,011	1,094,886	[2,3]
1 Includes Group shares that are subject to a blocking period of up to four years.
2
In addition to the shareholdings shown, the following Board members held an aggregate number of 1,519 mandatory and contingent convertible securities (MACCS): Urs Rohner (395), Peter Brabeck-Letmathe (175), Jassim Bin Hamad J.J. Al Thani (17), Iris Bohnet (11), Walter Kielholz (431), Andreas Koopmann (44), Aziz R.D. Syriani (113), Richard Thornburgh (297) and John Tiner (36); these securities were converted into an aggregate number of 93,247 shares on March 29, 2013 at a conversion price of CHF 16.29 and were settled and delivered in April 2013.

3
Excludes 30,872, 76,774 and 92,745 shares held by Robert H. Benmosche, Aziz R.D. Syriani and David W. Syz, respectively, as of December 31, 2012, who stepped down from the Board as of April 26, 2013.

Board loans
The majority of loans outstanding to members of the Board of Directors are mortgages or loans against securities. Such loans are made to Board of Directors members on the same terms available to third-party clients. As of December 31, 2013, 2012 and 2011, outstanding loans to Board of Directors members amounted to CHF 55 million, CHF 41 million and CHF 34 million, respectively.
Board of Directors members with loans do not benefit from employee conditions, but are subject to conditions applied to clients with a comparable credit standing. Board of Directors members who were previously employees of the Group may still have outstanding loans, which were provided at the time that employee conditions applied to them. Unless otherwise noted, all loans to Board of Directors members are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. Such loans do not involve more than the normal risk of collectability or present other unfavorable features. In addition to the loans listed below, the Group or any of its banking subsidiaries may enter into financing and other banking agreements with companies in which current Board of Directors members have a significant influence as defined by the US Securities and Exchange Commission. Examples include holding executive and/or board level roles in these companies. Unless otherwise noted, loans extended by the Group to such companies are also made in the ordinary course of business and at prevailing market conditions. As of December 31, 2013, 2012 and 2011, there was no loan exposure to such related party companies that was not made in the ordinary course of business and at prevailing market conditions.

Board of Directors loans by individual
in	2013	2012
December 31 (CHF)
Urs Rohner	4,968,270	5,034,157
Peter Brabeck-Letmathe	40,631,650	27,520,527
Walter B. Kielholz	4,000,000	4,200,000
Andreas N. Koopmann	4,933,650	2,775,000
Richard E. Thornburgh	222,756	–
Total [1]	54,756,326	39,529,684	[2]
1 Includes loans to immediate family members.
2 Excludes a loan of CHF 1,500,000 held by David W. Syz as of December 31, 2012, who stepped down from the Board as of April 26, 2013.

Banking relationships
> Refer to “Banking relationships” and “Related party transactions” in Note 29 – Related parties in V – Consolidated financial statements – Credit Suisse Group for further information.

4 Principal participations
> Refer to “Note 39 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s principal participations.

5 Bonds
end of	Interest rate	Issue date	First call date	Maturity date	2013
Bonds (CHF million)
Low-trigger tier 1 capital instruments – CHF 290 million	6.0%	September 4, 2013	September 4, 2018	Perpetual	290
Low-trigger tier 1 capital instruments – USD 2,250 million	7.5%	December 11, 2013	December 11, 2023	Perpetual	2,002
Total					2,292

6 Own shares held by the company and by group companies
	2013		2012
	Share equivalents	CHF million	Share equivalents	CHF million
Balance at beginning of financial year
Physical holdings	27,036,831	602	4,010,074	89
Holdings, net of pending obligations	167,682	4	1,718,838	38
Balance at end of financial year
Physical holdings [1]	5,183,154	141	27,036,831	602
Holdings, net of pending obligations	(452,459)	(12)	167,682	4
1 Representing 0.3% and 2.0% of issued shares as of December 31, 2013 and 2012, respectively.

7 Significant shareholders
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information.

8 Share capital, conditional, conversion and authorized capital of Credit Suisse Group
	No. of shares		Par value in CHF	No. of shares issued	Par value in CHF
Share capital as of December 31, 2012				1,320,829,922	52,833,197

Conditional capital
Warrants and convertible bonds
Capital as of December 31, 2012	483,506,127		19,340,245
Conversion of mandatory and contingent convertible securities on April 8, 2013	(83,506,127)		(3,340,245)	83,506,127	3,340,245
Capital as of December 31, 2013	400,000,000	[1]	16,000,000
Staff shares
Capital as of December 31, 2012	21,482,190		859,288
Subscriptions in 2013 - before AGM	(18,822,723)		(752,909)	18,822,723	752,909
AGM of April 26, 2013 - increase	27,340,533		1,093,621
Subscriptions in 2013 - after AGM	(18,950,402)		(758,016)	18,950,402	758,016
Capital as of December 31, 2013	11,049,598		441,984
Conversion capital
Capital as of December 31, 2012	200,000,000		8,000,000
Conversion of mandatory and contingent convertible securities on April 8, 2013	(50,000,000)		(2,000,000)	50,000,000	2,000,000
Capital as of December 31, 2013	150,000,000	[2]	6,000,000
Authorized capital
Capital as of December 31, 2012	92,315,800		3,692,632
Conversion of mandatory and contingent convertible securities on April 8, 2013	(66,457,888)		(2,658,316)	66,457,888	2,658,316
AGM of April 26, 2013 - increase	124,142,088		4,965,684
Stock dividend in May 2013	(37,552,287)		(1,502,091)	37,552,287	1,502,091
Capital as of December 31, 2013	112,447,713		4,497,909

Share capital as of December 31, 2013				1,596,119,349	63,844,774
1 400.0 million shares reserved for high-trigger capital instruments.
2 98.9 million shares reserved for high-trigger capital instruments.

9 General reserves
General reserves were CHF 1,800 million as of the end of 2013 compared to CHF 4,810 million as of the end of 2012. The decrease of CHF 3,010 million was related to the conversion and settlement of mandatory and contingent convertible securities (MACCS) issued in July 2012. On April 8, 2013, the Group settled and delivered 199,964,015 newly issued shares in connection with the conversion of MACCS and, after the issuance of the shares, transferred CHF 8 million, representing the par value of the issued shares, to share capital, and CHF 3,002 million, representing the capital surplus, to reserves from capital contributions.

10 Risk assessment
> Refer to “Note 43 – Risk assessment” in V – Consolidated financial statements – Credit Suisse Group for further information on the company’s risk assessment in accordance with the Swiss Code of Obligations.

Proposed appropriation of retained earnings and capital distribution

Proposed appropriation of retained earnings
end of	2013
Retained earnings (CHF million)
Retained earnings brought forward	4,666
Net income	409
Retained earnings available for appropriation	5,075
To be carried forward	5,075
Total	5,075

Proposed distribution out of reserves from capital contributions
2013
Reserves from capital contributions (CHF million)
Balance at beginning of year	14,661
Capital surplus for issued registered shares	3,999
Cash distribution	(154)
Distribution of newly issued registered shares (stock dividend)	(2)
Balance at end of year	18,504
Distribution of CHF 0.70 per registered share in cash [1]	(1,117)
Balance after distribution	17,387
1
1,596.1 million registered shares - net of own shares held by the company - at December 31, 2013. The number of registered shares eligible for distribution may change due to the issuance of new registered shares and activities in own shares.

Report on the conditional increase of share capital

Confirmation to the Board of Directors relating to the Conditional Increase of Share Capital of Credit Suisse Group AG, Zurich
We have been engaged to audit the issuance of new shares during the period from 1 January 2013 to 3 April 2013 according to the resolutions of the general meeting of shareholders from 29 September 2000 in accordance with article 653f para. 1 CO.
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
In our opinion, the issuance of 18,822,723 registered shares with nominal value of CHF 0.04 each and a total nominal value of CHF 752,908.92 complies with Swiss law and the articles of incorporation.
KPMG AG

Simon Ryder                                    Ralph Dicht

Licensed Audit Expert                       Licensed Audit Expert

Zurich, 3 April 2013

Independent Auditor’s Report to the Board of Directors

Credit Suisse Group AG, Zurich
We have audited the issue of new shares by Credit Suisse Group AG during the period from 4 April 2013 to 31 December 2013 pursuant to the resolution of the General Meeting of Shareholders of 26 April 2013 in accordance with article 653f para. 1 Code of Obligations (CO).

Board of Directors’ Responsibility
The Board of Directors is responsible for the issue of new shares in accordance with the legal requirements and the company’s articles of incorporation.

Auditor’s Responsibility
Our responsibility is to express an opinion based on our audit as to whether the issue of new shares complies with Swiss law and the company’s articles of incorporation. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the issue of new shares complies with the legal requirements and the company’s articles of incorporation.
An audit involves performing procedures to obtain audit evidence so that material breaches of the legal requirements and the company’s articles of incorporation for the issue of new shares may be identified with reasonable assurance. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material breaches of the requirements concerning the issue of new shares, whether due to fraud or error.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the issue of 18,950,402 registered shares with a nominal value of CHF 0.04 complies with Swiss law and the company’s articles of incorporation.

KPMG AG

Simon Ryder                                    Ralph Dicht

Licensed Audit Expert                       Licensed Audit Expert

Zurich, 5 February 2014

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
25 Offsetting of financial assets and financial liabilities
26 Tax
27 Employee deferred compensation
28 Related parties
29 Pension and other post-retirement benefits
30 Derivatives and hedging activities
31 Guarantees and commitments
32 Transfers of financial assets and variable interest entities
33 Financial instruments
34 Assets pledged and collateral
35 Capital adequacy
36 Litigation
37 Significant subsidiaries and equity method investments
38 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
39 Risk assessment

Report of the Independent Registered Public Accounting Firm

Credit Suisse AG, Zurich
We have audited the accompanying consolidated balance sheets of Credit Suisse AG and subsidiaries (the “Bank”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Bank’s management and the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Bank’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 3, 2014 expressed an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting.

KPMG AG

Simon Ryder                                        Anthony Anzevino

Licensed Audit Expert                          Global Lead Partner

Auditor in Charge

Zurich, Switzerland

April 3, 2014

[this page intentionally left blank]

Consolidated financial statements

Consolidated statements of operations
	Reference to notes	in
		2013	2012	2011
Consolidated statements of operations (CHF million)
Interest and dividend income	6	19,021	21,544	22,411
Interest expense	6	(11,306)	(14,734)	(16,404)
Net interest income	6	7,715	6,810	6,007
Commissions and fees	7	13,058	12,549	12,360
Trading revenues	8	2,764	1,329	4,741
Other revenues	9	1,793	2,490	1,745
Net revenues		25,330	23,178	24,853
Provision for credit losses	10	93	88	123
Compensation and benefits	11	11,187	12,219	12,976
General and administrative expenses	12	8,654	7,204	7,328
Commission expenses		1,726	1,685	1,915
Total other operating expenses		10,380	8,889	9,243
Total operating expenses		21,567	21,108	22,219
Income from continuing operations before taxes		3,670	1,982	2,511
Income tax expense	26	1,177	447	444
Income from continuing operations		2,493	1,535	2,067
Income/(loss) from discontinued operations, net of tax	4	145	(40)	(25)
Net income		2,638	1,495	2,042
Net income/(loss) attributable to noncontrolling interests		860	(600)	901
Net income/(loss) attributable to shareholder		1,778	2,095	1,141
of which from continuing operations		1,633	2,135	1,166
of which from discontinued operations		145	(40)	(25)

Consolidated statements of comprehensive income
in	2013	2012	2011
Comprehensive income (CHF million)
Net income	2,638	1,495	2,042
Gains/(losses) on cash flow hedges	2	7	(32)
Foreign currency translation	(2,215)	(1,233)	(293)
Unrealized gains/(losses) on securities	(18)	(43)	(3)
Actuarial gains/(losses)	(43)	58	142
Net prior service credit/(cost)	0	(1)	(1)
Other comprehensive income/(loss), net of tax	(2,274)	(1,212)	(187)
Comprehensive income	364	283	1,855
Comprehensive income/(loss) attributable to noncontrolling interests	824	(811)	940
Comprehensive income attributable to shareholder	(460)	1,094	915

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
	Reference to notes	end of
		2013	2012
Assets (CHF million)
Cash and due from banks		68,077	61,376
of which reported at fair value		527	569
of which reported from consolidated VIEs		952	1,750
Interest-bearing deposits with banks		3,385	3,719
of which reported at fair value		311	627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	13	160,013	183,446
of which reported at fair value		96,587	113,664
of which reported from consolidated VIEs		1,959	117
Securities received as collateral, at fair value		22,800	30,045
of which encumbered		17,964	17,767
Trading assets, at fair value	14	229,736	256,602
of which encumbered		72,976	70,948
of which reported from consolidated VIEs		3,610	4,697
Investment securities	15	1,627	1,939
of which reported at fair value		1,627	1,939
of which reported from consolidated VIEs		100	23
Other investments	16	10,207	11,816
of which reported at fair value		7,590	8,892
of which reported from consolidated VIEs		1,983	2,289
Net loans	17	231,157	227,498
of which reported at fair value		19,457	20,000
of which encumbered		638	535
of which reported from consolidated VIEs		4,207	6,053
allowance for loan losses		(691)	(721)
Premises and equipment	18	4,895	5,416
of which reported from consolidated VIEs		481	546
Goodwill	19	7,121	7,510
Other intangible assets	20	210	243
of which reported at fair value		42	43
Brokerage receivables		52,044	45,768
Other assets	21	61,556	72,782
of which reported at fair value		31,518	37,259
of which encumbered		722	1,495
of which reported from consolidated VIEs		14,329	14,508
Assets of discontinued operations held-for-sale		1,584	–
Total assets		854,412	908,160

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
	Reference to notes	end of
		2013	2012
Liabilities and equity (CHF million)
Due to banks	22	23,147	30,574
of which reported at fair value		1,460	3,431
Customer deposits	22	321,851	297,690
of which reported at fair value		3,241	4,626
of which reported from consolidated VIEs		265	247
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	13	94,032	132,721
of which reported at fair value		76,104	108,784
Obligation to return securities received as collateral, at fair value		22,800	30,045
Trading liabilities, at fair value	14	76,812	91,091
of which reported from consolidated VIEs		93	125
Short-term borrowings		20,193	14,838
of which reported at fair value		6,053	4,513
of which reported from consolidated VIEs		4,286	5,779
Long-term debt	23	126,641	146,997
of which reported at fair value		61,853	64,774
of which reported from consolidated VIEs		12,992	14,532
Brokerage payables		73,154	64,676
Other liabilities	21	51,079	57,367
of which reported at fair value		21,971	26,799
of which reported from consolidated VIEs		710	1,164
Liabilities of discontinued operations held-for-sale		1,140	–
Total liabilities		810,849	865,999
Common shares / participation securities		4,400	4,400
Additional paid-in capital		34,617	28,686
Retained earnings		15,169	13,637
Accumulated other comprehensive income/(loss)	24	(14,194)	(11,956)
Total shareholder's equity		39,992	34,767
Noncontrolling interests		3,571	7,394
Total equity		43,563	42,161

Total liabilities and equity		854,412	908,160

end of	2013	2012
Additional share information
Par value (CHF)	1.00	100.00
Issued shares	4,399,665,200	43,996,652
Shares outstanding	4,399,665,200	43,996,652
The Bank's total share capital is fully paid and consists of 4,399,665,200 and 43,996,652 registered shares as of December 31, 2013 and 2012, respectively. The increase in the number of shares reflects the split of the par value per share from CHF 100 to CHF 1 effective November 19, 2013. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital		Retained earnings	Treasury shares, at cost	[1]	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests		Total equity
2013 (CHF million)
Balance at beginning of period	4,400	28,686		13,637	0		(11,956)	34,767	7,394		42,161
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	–		–	–		–	–	(22)		(22)
Purchase of subsidiary shares from non- controlling interests, not changing ownership [2,3]	–	–		–	–		–	–	(5,060)		(5,060)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–		–	–		–	–	693		693
Net income/(loss)	–	–		1,778	–		–	1,778	872	[4]	2,650
Total other comprehensive income/(loss), net of tax	–	–		–	–		(2,238)	(2,238)	(36)		(2,274)
Share-based compensation, net of tax	–	196	[5]	–	–		–	196	–		196
Dividends on share-based compensation, net of tax	–	(87)		–	–		–	(87)	–		(87)
Dividends paid	–	–		(246)	–		–	(246)	(59)		(305)
Changes in redeemable noncontrolling interests	–	(13)		–	–		–	(13)	–		(13)
Changes in scope of consolidation, net	–	–		–	–		–	–	(211)		(211)
Other	–	5,835	[6]	–	–		–	5,835	–		5,835
Balance at end of period	4,400	34,617		15,169	0		(14,194)	39,992	3,571		43,563
2012 (CHF million)
Balance at beginning of period	4,400	24,134		11,824	0		(10,955)	29,403	8,948		38,351
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	252		–	–		–	252	(90)		162
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–		–	–		–	–	(875)		(875)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–		–	–	240		240
Net income/(loss)	–	–		2,095	–		–	2,095	(589)		1,506
Total other comprehensive income/(loss), net of tax	–	–		–	–		(1,001)	(1,001)	(211)		(1,212)
Share-based compensation, net of tax	–	889		–	–		–	889	–		889
Dividends on share-based compensation, net of tax	–	(50)		–	–		–	(50)	–		(50)
Dividends paid	–	–		(267)	–		–	(267)	(54)		(321)
Changes in redeemable noncontrolling interests	–	(7)		–	–		–	(7)	–		(7)
Changes in scope of consolidation, net	–	–		–	–		–	–	25		25
Other	–	3,468		(15)	–		–	3,453	–		3,453
Balance at end of period	4,400	28,686		13,637	0		(11,956)	34,767	7,394		42,161
1 Reflects Credit Suisse Group shares which are reported as treasury shares. Those shares are held to economically hedge share award obligations.
2 Distributions to owners in funds include the return of original capital invested and any related dividends.
3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
4 Net income attributable to noncontrolling interests excludes CHF (12) million due to redeemable noncontrolling interests.
5 Includes a net tax charge of CHF 24 million from the excess recognized compensation expense over fair value of shares delivered.
6
Includes a contribution in kind of preferred shares in Credit Suisse Holdings (USA), Inc. from Credit Suisse Group AG to Credit Suisse AG and a capital contribution from Credit Suisse Group AG to Credit Suisse AG.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholder
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holder's equity	Non- controlling interests	Total equity
2011 (CHF million)
Balance at beginning of period	4,400	24,993	11,105	0	(10,729)	29,769	11,381	41,150
Purchase of subsidiary shares from non- controlling interests, changing ownership	–	(5)	–	–	–	(5)	4	(1)
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(3,369)	(3,369)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	544	544
Net income/(loss)	–	–	1,141	–	–	1,141	852	1,993
Total other comprehensive income/(loss), net of tax	–	–	–	–	(226)	(226)	39	(187)
Issuance of common shares	–	(2)	–	–	–	(2)	–	(2)
Sale of treasury shares	–	3	–	612	–	615	–	615
Repurchase of treasury shares	–	–	–	(612)	–	(612)	–	(612)
Share-based compensation, net of tax	–	(145)	–	–	–	(145)	(2)	(147)
Dividends on share-based compensation, net of tax	–	(85)	–	–	–	(85)	–	(85)
Dividends paid	–	–	(422)	–	–	(422)	(59)	(481)
Changes in redeemable noncontrolling interests	–	(625)	–	–	–	(625)	(140)	(765)
Changes in scope of consolidation, net	–	–	–	–	–	–	(302)	(302)
Balance at end of period	4,400	24,134	11,824	0	(10,955)	29,403	8,948	38,351

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2013	2012	2011
Operating activities of continuing operations (CHF million)
Net income	2,638	1,495	2,042
(Income)/loss from discontinued operations, net of tax	(145)	40	25
Income from continuing operations	2,493	1,535	2,067
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	1,337	1,264	1,181
Provision for credit losses	93	88	123
Deferred tax provision/(benefit)	668	(180)	39
Share of net income/(loss) from equity method investments	33	35	(41)
Trading assets and liabilities, net	10,443	(14,033)	38,728
(Increase)/decrease in other assets	(3,249)	(1,122)	(7,724)
Increase/(decrease) in other liabilities	10,126	(4,214)	5,645
Other, net	94	4,644	(2,923)
Total adjustments	19,545	(13,518)	35,028
Net cash provided by/(used in) operating activities of continuing operations	22,038	(11,983)	37,095
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	443	315	(1,020)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	17,120	46,933	(14,681)
Purchase of investment securities	(676)	(276)	(1,232)
Proceeds from sale of investment securities	176	936	2,118
Maturities of investment securities	673	1,442	2,294
Investments in subsidiaries and other investments	(1,338)	(1,947)	(1,410)
Proceeds from sale of other investments	3,165	2,918	6,324
(Increase)/decrease in loans	(7,850)	(10,251)	(14,813)
Proceeds from sales of loans	1,483	1,090	689
Capital expenditures for premises and equipment and other intangible assets	(895)	(1,227)	(1,727)
Proceeds from sale of premises and equipment and other intangible assets	9	26	11
Other, net	115	3,676	189
Net cash provided by/(used in) investing activities of continuing operations	12,425	43,635	(23,258)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2013	2012	2011
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	22,347	(14,454)	27,429
Increase/(decrease) in short-term borrowings	6,002	(11,643)	4,098
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(36,347)	(39,958)	7,182
Issuances of long-term debt	37,914	37,217	33,650
Repayments of long-term debt	(56,312)	(54,465)	(36,591)
Issuances of common shares	0	0	(2)
Sale of treasury shares	0	0	615
Repurchase of treasury shares	0	0	(612)
Dividends paid	(305)	(321)	(481)
Excess tax benefits related to share-based compensation	0	42	0
Other, net	1,181	3,603	(2,779)
Net cash provided by/(used in) financing activities of continuing operations	(25,520)	(79,979)	32,509
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,215)	(1,175)	(691)
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	(1,027)	(346)	222
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	6,701	(49,848)	45,877

Cash and due from banks at beginning of period	61,376	111,224	65,347
Cash and due from banks at end of period	68,077	61,376	111,224

Supplemental cash flow information
in	2013	2012	2011
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	769	962	1,038
Cash paid for interest	11,686	14,881	17,100
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	4	2,418	0
Fair value of liabilities assumed	0	2,418	0
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	338	0	0
Liabilities sold	162	0	0

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements

1 Summary of significant accounting policies
The accompanying consolidated financial statements of Credit Suisse AG (the Bank), a Swiss bank subsidiary of Credit Suisse Group AG (the Group), are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Bank ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation which had no impact on net income/(loss) or total shareholder’s equity.
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
Actuarial gains and losses in excess of 10% of the greater of the PBO or the market value of plan assets and unrecognized prior service costs or credits are amortized to net periodic pension and other post-retirement benefit costs on a straight-line basis over the average remaining service life of active employees expected to receive benefits.
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

3 Business developments and subsequent events
> Refer to “Note 3 – Business developments, significant shareholders and subsequent events” in V – Consolidated financial statements – Credit Suisse Group for further information.

4 Discontinued operations
In July 2013, the Bank completed the sale of its exchange-traded funds (ETF) business to BlackRock and recognized a pre-tax gain on disposal of CHF 146 million in the third quarter of 2013 net of allocated goodwill of CHF 72 million. The sale price received by the Bank may increase through future contingent payments, if specified thresholds are met. BlackRock is a company unrelated to the Bank.
In August 2013, the Bank announced the sale of Customized Fund Investment Group (CFIG), its private equity fund of funds and co-investment business, to Grosvenor Capital Management. This transaction was completed in January 2014 and related gains of approximately CHF 90 million will be recognized in the first quarter of 2014. As of December 31, 2013, CFIG had total assets of CHF 31 million that were held-for-sale. The Bank will continue to hold investments in, and have unfunded commitments to, investment funds managed by CFIG. Grosvenor Capital Management is a company unrelated to the Bank.
In August 2013, the Bank completed the sale of Strategic Partners, its dedicated secondary private equity business, to Blackstone and recognized a pre-tax gain on disposal of CHF 91 million in the third quarter of 2013 net of allocated goodwill of CHF 37 million. The Bank will continue to receive carried interest from (and guarantee related claw-back obligations), hold limited partner interests in, and have unfunded commitments to, investment funds managed by Strategic Partners. The Bank will also continue to guarantee minimum investment returns to certain third-party investors under existing side letter agreements. Blackstone is a company unrelated to the Bank.
In December 2013, the Bank completed the spin-off of DLJ Investment Partners, a dedicated private equity mezzanine investment business of the Bank, to Portfolio Advisors, LLC with no gain or loss from disposal and insignificant impact on net revenues, operating expenses and net income/(loss) from discontinued operations for any of the periods reported. Portfolio Advisors, LLC is a company unrelated to the Bank.
In December 2013, the Bank announced the sale of its domestic private banking business booked in Germany (German private banking business) to ABN AMRO. This transaction is subject to customary closing conditions and is expected to close in the course of 2014. As of December 31, 2013, the German private banking business had total assets and liabilities of CHF 1,553 million and CHF 1,140 million, respectively, that were held-for-sale. ABN AMRO is a company unrelated to the Bank.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group for further information.

Assets held-for-sale
end of	2013
German private banking business (CHF million)
Cash	960
Loans	575
Other assets	18
Total assets held-for-sale	1,553
CFIG (CHF million)
Fees receivable	8
Goodwill	23
Total assets held-for-sale	31
Bank (CHF million)
Total assets held-for-sale	1,584

Liabilities held-for-sale
end of	2013
German private banking business (CHF million)
Deposits	1,118
Other liabilities	22
Total liabilities held-for-sale	1,140
Bank (CHF million)
Total liabilities held-for-sale	1,140

Income/(loss) from discontinued operations
in	2013	2012	2011
Operations-related (CHF million)
Net revenues	233	288	284
of which German private banking business	52	54	61
of which ETF business	29	53	36
of which Strategic Partners	33	60	42
of which CFIG	114	116	127
Operating expenses	158	296	294
of which German private banking business	71	108	98
of which ETF business	23	49	50
of which Strategic Partners	8	38	30
of which CFIG	51	88	98
Income tax expense/(benefit)	38	32	15
of which German private banking business	(6)	2	(11)
of which ETF business	5	2	(2)
of which Strategic Partners	10	15	7
of which CFIG	29	16	21
Income/(loss), net of tax	37	(40)	(25)
of which German private banking business	(13)	(56)	(26)
of which ETF business	1	2	(12)
of which Strategic Partners	15	7	5
of which CFIG	34	12	8
Transaction-related (CHF million)
Gain on disposal	237	–	–
of which ETF business	146	–	–
of which Strategic Partners	91	–	–
Transaction-related expenses	93	–	–
of which ETF business	11	–	–
of which Strategic Partners	22	–	–
of which CFIG	56	–	–
Income tax expense/(benefit)	36	–	–
of which ETF business	21	–	–
of which Strategic Partners	40	–	–
of which CFIG	(24)	–	–
Income/(loss), net of tax	108	–	–
of which ETF business	114	–	–
of which Strategic Partners	29	–	–
of which CFIG	(32)	–	–
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	145	(40)	(25)
of which German private banking business	(13)	(56)	(26)
of which ETF business	115	2	(12)
of which Strategic Partners	44	7	5
of which CFIG	2	12	8

5 Segment information
For the purposes of the presentation of reportable segments, the Bank has included accounts of affiliate entities wholly owned by the same parent which are managed together with the operating segments of the Bank. These affiliate entities include certain bank and trust affiliates, primarily managed by Private Banking & Wealth Management. Income from continuing operations before taxes of these non-consolidated affiliate entities included in the segment presentation for the years ended December 31, 2013, 2012 and 2011 was CHF 243 million, CHF 237 million and CHF 259 million, respectively. For the same periods, net revenues of these non-consolidated affiliate entities included in the segment presentation were CHF 659 million, CHF 684 million and CHF 707 million, respectively, and total assets of these non-consolidated affiliate entities included in the segment presentation as of December 31, 2013 and 2012, were CHF 25.4 billion and CHF 25.8 billion, respectively.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group for further information.

Net revenues and income/(loss) from continuing operations before taxes
in	2013	2012	2011
Net revenues (CHF million)
Private Banking & Wealth Management	13,442	13,474	13,397
Investment Banking	12,565	12,558	10,460
Adjustments [1,2]	(677)	(2,854)	996
Net revenues	25,330	23,178	24,853
Income/(loss) before taxes (CHF million)
Private Banking & Wealth Management	3,240	3,775	2,961
Investment Banking	1,719	2,002	(593)
Adjustments [1,3]	(1,289)	(3,795)	143
Income before taxes	3,670	1,982	2,511
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

2
Includes noncontrolling interest-related revenues of CHF 682 million, CHF 365 million and CHF 900 million in 2013, 2012 and 2011, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such revenues.

3
Includes noncontrolling interest income of CHF 635 million, CHF 307 million and CHF 816 million in 2013, 2012 and 2011, respectively, from the consolidation of certain private equity funds and other entities in which the Bank does not have a significant economic interest in such income.

Total assets
end of	2013	2012
Total assets (CHF million)
Private Banking & Wealth Management	279,139	275,683
Investment Banking	502,799	563,758
Adjustments [1]	72,474	68,719
Total assets	854,412	908,160
Beginning in the first quarter of 2013, segment assets exclude intra-group balances between the segments. Prior period has been reclassified to conform to the current presentation.
1
Adjustments represent certain consolidating entries and balances, including those relating to items that are managed but are not legally owned by the Bank and vice versa, and certain expenses that were not allocated to the segments.

Net revenues and income/(loss) from continuing operations before taxes by geographic location
in	2013	2012	2011
Net revenues (CHF million)
Switzerland	7,479	7,968	7,754
EMEA	4,797	3,444	6,389
Americas	10,847	9,942	9,011
Asia Pacific	2,207	1,824	1,699
Net revenues	25,330	23,178	24,853
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	300	1,170	(176)
EMEA	195	(1,374)	1,312
Americas	3,317	3,023	2,330
Asia Pacific	(142)	(837)	(955)
Income from continuing operations before taxes	3,670	1,982	2,511
The designation of net revenues and income/(loss) from continuing operations before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.

Total assets by geographic location
end of	2013	2012
Total assets (CHF million)
Switzerland	181,584	183,735
EMEA	194,825	221,476
Americas	398,127	422,181
Asia Pacific	79,876	80,768
Total assets	854,412	908,160
The designation of total assets by region is based upon customer domicile.

6 Net interest income
in	2013	2012	2011
Net interest income (CHF million)
Loans	4,323	4,318	4,307
Investment securities	28	52	74
Trading assets	10,058	11,949	11,700
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,517	2,940	3,265
Other	2,095	2,285	3,065
Interest and dividend income	19,021	21,544	22,411
Deposits	(958)	(1,324)	(1,650)
Short-term borrowings	(67)	(71)	(69)
Trading liabilities	(5,083)	(6,833)	(7,125)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,155)	(1,676)	(1,621)
Long-term debt	(3,794)	(4,554)	(5,537)
Other	(249)	(276)	(402)
Interest expense	(11,306)	(14,734)	(16,404)
Net interest income	7,715	6,810	6,007

7 Commissions and fees
in	2013	2012	2011
Commissions and fees (CHF million)
Lending business	1,774	1,474	1,247
Investment and portfolio management	3,854	3,625	3,653
Other securities business	101	137	68
Fiduciary business	3,955	3,762	3,721
Underwriting	1,681	1,561	1,479
Brokerage	3,901	3,654	4,016
Underwriting and brokerage	5,582	5,215	5,495
Other services	1,747	2,098	1,897
Commissions and fees	13,058	12,549	12,360

8 Trading revenues
in	2013	2012	2011
Trading revenues (CHF million)
Interest rate products	1,056	2,868	6,578
Foreign exchange products	1,202	560	(4,456)
Equity/index-related products	952	112	1,605
Credit products	(879)	(3,306)	522
Commodity, emission and energy products	340	198	361
Other products	93	897	131
Total	2,764	1,329	4,741
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.

> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group for further information.

9 Other revenues
in	2013	2012	2011
Other revenues (CHF million)
Noncontrolling interests without significant economic interest	695	333	794
Loans held-for-sale	(5)	(37)	(4)
Long-lived assets held-for-sale	30	456	(43)
Equity method investments	240	136	137
Other investments	255	752	330
Other	578	850	531
Other revenues	1,793	2,490	1,745

10 Provision for credit losses
in	2013	2012	2011
Provision for credit losses (CHF million)
Provision for loan losses	91	77	78
Provision for lending-related and other exposures	2	11	45
Provision for credit losses	93	88	123

11 Compensation and benefits
in	2013	2012	2011
Compensation and benefits (CHF million)
Salaries and variable compensation	9,455	10,440	10,971
Social security	763	751	842
Other [1]	969	1,028	1,163
Compensation and benefits [2]	11,187	12,219	12,976
1 Includes pension and other post-retirement expense of CHF 658 million, CHF 747 million and CHF 926 million in 2013, 2012 and 2011, respectively.
2 Includes severance and other compensation expense relating to headcount reductions of CHF 218 million, CHF 427 million and CHF 576 million as of 2013, 2012 and 2011, respectively.

> Refer to “Note 11 – Compensation and benefits” in V – Consolidated financial statements – Credit Suisse Group for further information.

12 General and administrative expenses
in	2013	2012	2011
General and administrative expenses (CHF million)
Occupancy expenses	1,168	1,191	1,094
IT, machinery, etc.	1,508	1,456	1,433
Provisions and losses	2,136	682	707
Travel and entertainment	342	380	425
Professional services	1,912	1,868	2,016
Goodwill impairment	12	0	0
Amortization and impairment of other intangible assets	25	28	30
Other	1,551	1,599	1,623
General and administrative expenses	8,654	7,204	7,328

13 Securities borrowed, lent and subject to repurchase agreements
end of	2013	2012
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	100,235	121,234
Deposits paid for securities borrowed	59,778	62,212
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	160,013	183,446
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	86,828	120,164
Deposits received for securities lent	7,204	12,557
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	94,032	132,721

> Refer to “Note 14 – Securities borrowed, lent and subject to repurchase agreements” in V – Consolidated financial statements – Credit Suisse Group for further information.

14 Trading assets and liabilities
end of	2013	2012
Trading assets (CHF million)
Debt securities	110,115	135,814
Equity securities [1]	76,835	74,945
Derivative instruments [2]	31,787	33,416
Other	10,999	12,427
Trading assets	229,736	256,602
Trading liabilities (CHF million)
Short positions	40,162	51,501
Derivative instruments [2]	36,650	39,590
Trading liabilities	76,812	91,091
1 Including convertible bonds.
2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	2013	2012
Cash collateral – netted (CHF million) [1]
Cash collateral paid	23,929	36,715
Cash collateral received	20,512	33,274
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	8,359	10,904
Cash collateral received	11,664	12,224
1 Recorded as cash collateral netting on derivative instruments in Note 25 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 21 – Other assets and other liabilities.

15 Investment securities
end of	2013	2012
Investment securities (CHF million)
Securities available-for-sale	1,627	1,939
Total investment securities	1,627	1,939

Investment securities by type
	2013				2012
end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
2013 (CHF million)
Debt securities issued by foreign governments	1,136	29	1	1,164	1,288	67	0	1,355
Corporate debt securities	262	0	0	262	465	0	0	465
Collateralized debt obligations	100	0	0	100	23	1	0	24
Debt securities available-for-sale	1,498	29	1	1,526	1,776	68	0	1,844
Banks, trust and insurance companies	74	18	0	92	73	14	0	87
Industry and all other	9	0	0	9	8	0	0	8
Equity securities available-for-sale	83	18	0	101	81	14	0	95
Securities available-for-sale	1,581	47	1	1,627	1,857	82	0	1,939

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2013 (CHF million)
Debt securities issued by foreign governments	89	1	0	0	89	1
Debt securities available-for-sale	89	1	0	0	89	1

There were no unrealized losses on investment securities in 2012. No significant impairment was recorded as the Bank does not intend to sell the investments, nor is it more likely than not that the Bank will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities
	2013		2012		2011
in	Debt securities	Equity securities	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	163	13	294	642	2,117	1
Realized gains	7	1	14	294	40	0
Realized losses	0	0	(2)	0	(22)	0

Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
2013 (CHF million)
Due within 1 year	386	388	1.13
Due from 1 to 5 years	1,012	1,038	2.01
Due from 5 to 10 years	100	100	2.62
Total debt securities	1,498	1,526	1.82

16 Other investments
end of	2013	2012
Other investments (CHF million)
Equity method investments	2,008	2,147
Non-marketable equity securities [1]	5,988	7,156
Real estate held for investment	557	641
Life finance instruments [2]	1,654	1,872
Total other investments	10,207	11,816
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
The Bank performs a regular impairment analysis of real estate portfolios. The carrying values of the impaired properties were written down to their respective fair values, establishing a new cost base. For these properties, the fair values were measured based on either discounted cash flow analyses or external market appraisals. Impairments of CHF 48 million, CHF 13 million and CHF 3 million were recorded in 2013, 2012 and 2011, respectively.
Accumulated depreciation related to real estate held for investment amounted to CHF 289 million, CHF 280 million and CHF 278 million for 2013, 2012 and 2011, respectively.
> Refer to “Note 17 – Other investments” in V – Consolidated financial statements – Credit Suisse Group for further information.

17 Loans, allowance for loan losses and credit quality
end of	2013	2012
Loans (CHF million)
Mortgages	81,115	78,328
Loans collateralized by securities	31,472	27,248
Consumer finance	3,025	3,931
Consumer	115,612	109,507
Real estate [1]	24,673	23,209
Commercial and industrial loans [1]	60,375	59,837
Financial institutions [1]	28,473	33,624
Governments and public institutions [1]	2,864	2,163
Corporate & institutional	116,385	118,833
Gross loans	231,997	228,340
of which held at amortized cost	212,540	208,340
of which held at fair value	19,457	20,000
Net (unearned income)/deferred expenses	(149)	(121)
Allowance for loan losses	(691)	(721)
Net loans	231,157	227,498
Gross loans by location (CHF million)
Switzerland	135,813	135,439
Foreign	96,184	92,901
Gross loans	231,997	228,340
Impaired loan portfolio (CHF million)
Non-performing loans	659	637
Non-interest-earning loans	255	281
Total non-performing and non-interest-earning loans	914	918
Restructured loans	6	30
Potential problem loans	274	450
Total other impaired loans	280	480
Gross impaired loans	1,194	1,398
1
Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions, and from governments and public institutions to commercial and industrial loans, respectively.

Allowance for loan losses
	2013			2012			2011
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	143	578	721	159	563	722	157	675	832
Changes in scope of consolidation	0	(1)	(1)	(18)	0	(18)	0	0	0
Net movements recognized in statements of operations	7	84	91	26	51	77	21	57	78
Gross write-offs	(38)	(147)	(185)	(42)	(80)	(122)	(58)	(175)	(233)
Recoveries	20	30	50	19	20	39	33	4	37
Net write-offs	(18)	(117)	(135)	(23)	(60)	(83)	(25)	(171)	(196)
Provisions for interest	5	20	25	4	20	24	0	11	11
Foreign currency translation impact and other adjustments, net	(3)	(7)	(10)	(5)	4	(1)	6	(9)	(3)
Balance at end of period	134	557	691	143	578	721	159	563	722
of which individually evaluated for impairment	104	407	511	116	416	532	130	387	517
of which collectively evaluated for impairment	30	150	180	27	162	189	29	176	205
Gross loans held at amortized cost (CHF million)
Balance at end of period	115,601	96,939	212,540	109,495	98,845	208,340	105,561	94,000	199,561
of which individually evaluated for impairment [1]	354	840	1,194	422	976	1,398	425	947	1,372
of which collectively evaluated for impairment	115,247	96,099	211,346	109,073	97,869	206,942	105,136	93,053	198,189
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
	2013			2012			2011
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	0	4,611	4,611	348	4,605	4,953	0	4,121	4,121
Reclassifications from loans held-for-sale [2]	0	275	275	0	216	216	0	0	0
Reclassifications to loans held-for-sale [3]	0	996	996	0	1,323	1,323	0	1,363	1,363
Sales [3]	0	698	698	0	1,058	1,058	0	1,117	1,117
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Gross loans held at amortized cost by internal counterparty rating
end of	AAA	AA	A	BBB	BB	B	CCC	CC	C	D	Total
2013 (CHF million)
Mortgages	295	2,189	16,030	49,618	12,052	732	36	0	0	163	81,115
Loans collateralized by securities	182	348	4,208	24,442	2,101	89	2	6	0	94	31,472
Consumer finance	0	14	222	2,339	335	19	0	0	0	85	3,014
Consumer	477	2,551	20,460	76,399	14,488	840	38	6	0	342	115,601
Real estate	1,343	991	3,330	12,484	5,701	308	0	1	0	69	24,227
Commercial and industrial loans	135	675	1,716	20,337	21,620	3,453	227	6	0	596	48,765
Financial institutions	1,319	1,689	10,274	6,045	2,436	776	14	1	0	112	22,666
Governments and public institutions	37	275	141	386	146	73	223	0	0	0	1,281
Corporate & institutional	2,834	3,630	15,461	39,252	29,903	4,610	464	8	0	777	96,939
Gross loans held at amortized cost	3,311	6,181	35,921	115,651	44,391	5,450	502	14	0	1,119	212,540
Value of collateral [1]	2,540	4,842	26,486	107,470	37,699	3,066	85	0	0	514	182,702
2012 (CHF million)
Mortgages	378	708	11,277	51,295	14,088	413	8	8	0	153	78,328
Loans collateralized by securities	79	57	944	23,289	2,686	91	6	1	0	95	27,248
Consumer finance	0	6	98	3,171	473	18	0	0	1	152	3,919
Consumer	457	771	12,319	77,755	17,247	522	14	9	1	400	109,495
Real estate [2]	330	367	2,039	13,397	6,522	159	0	0	0	50	22,864
Commercial and industrial loans [2]	142	307	1,442	21,079	21,319	3,268	203	1	40	676	48,477
Financial institutions [2]	2,288	2,086	12,490	5,168	3,552	381	0	33	14	147	26,159
Governments and public institutions	68	34	324	464	125	101	229	0	0	0	1,345
Corporate & institutional	2,828	2,794	16,295	40,108	31,518	3,909	432	34	54	873	98,845
Gross loans held at amortized cost	3,285	3,565	28,614	117,863	48,765	4,431	446	43	55	1,273	208,340
Value of collateral [1]	2,899	2,577	18,358	107,275	40,170	2,835	170	43	4	664	174,995
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
2 Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31-60 days	61-90 days	More than 90 days	Total	Total
2013 (CHF million)
Mortgages	80,823	103	25	24	140	292	81,115
Loans collateralized by securities	31,272	95	2	12	91	200	31,472
Consumer finance	2,650	277	38	28	21	364	3,014
Consumer	114,745	475	65	64	252	856	115,601
Real estate	24,139	18	2	1	67	88	24,227
Commercial and industrial loans	48,035	272	73	72	313	730	48,765
Financial institutions	22,477	84	2	1	102	189	22,666
Governments and public institutions	1,276	5	0	0	0	5	1,281
Corporate & institutional	95,927	379	77	74	482	1,012	96,939
Gross loans held at amortized cost	210,672	854	142	138	734	1,868	212,540
2012 (CHF million)
Mortgages	78,023	154	14	10	127	305	78,328
Loans collateralized by securities	26,919	220	3	3	103	329	27,248
Consumer finance	3,508	314	33	26	38	411	3,919
Consumer	108,450	688	50	39	268	1,045	109,495
Real estate [1]	22,709	106	2	2	45	155	22,864
Commercial and industrial loans [1]	47,334	640	22	136	345	1,143	48,477
Financial institutions [1]	25,926	53	2	34	144	233	26,159
Governments and public institutions	1,310	35	0	0	0	35	1,345
Corporate & institutional	97,279	834	26	172	534	1,566	98,845
Gross loans held at amortized cost	205,729	1,522	76	211	802	2,611	208,340
1 Prior period has been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions.

Gross impaired loans by category
	Non-performing and non-interest earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
2013 (CHF million)
Mortgages	144	7	151	0	21	21	172
Loans collateralized by securities	20	71	91	0	5	5	96
Consumer finance	81	5	86	0	0	0	86
Consumer	245	83	328	0	26	26	354
Real estate	52	13	65	0	5	5	70
Commercial and industrial loans	291	126	417	6	215	221	638
Financial institutions	71	33	104	0	28	28	132
Corporate & institutional	414	172	586	6	248	254	840
Gross impaired loans	659	255	914	6	274	280	1,194
2012 (CHF million)
Mortgages	125	9	134	0	39	39	173
Loans collateralized by securities	18	74	92	0	3	3	95
Consumer finance	143	10	153	0	1	1	154
Consumer	286	93	379	0	43	43	422
Real estate	42	4	46	0	15	15	61
Commercial and industrial loans	251	146	397	30	327	357	754
Financial institutions	58	38	96	0	65	65	161
Corporate & institutional	351	188	539	30	407	437	976
Gross impaired loans	637	281	918	30	450	480	1,398

As of December 31, 2013 and 2012, loans held-to-maturity carried at amortized cost did not include any subprime residential mortgages. Accordingly, impaired loans did not include any subprime residential mortgages. As of December 31, 2013 and 2012, the Bank did not have any material commitments to lend additional funds to debtors whose loan terms have been modified in troubled debt restructurings.
In 2013, 2012 and 2011, the number of troubled debt restructurings and related financial effects and the number of defaults and related carrying values of loans, which had been restructured within the previous 12 months, were not material.

Gross impaired loan details
	2013			2012
end of	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	162	153	16	149	141	16
Loans collateralized by securities	67	63	54	68	66	53
Consumer finance	68	67	34	129	125	47
Consumer	297	283	104	346	332	116
Real estate	68	63	13	58	54	18
Commercial and industrial loans	629	584	312	627	592	306
Financial institutions	131	127	82	157	154	92
Corporate & institutional	828	774	407	842	800	416
Gross impaired loans with a specific allowance	1,125	1,057	511	1,188	1,132	532
Mortgages	10	10	–	24	24	–
Loans collateralized by securities	29	29	–	27	27	–
Consumer finance	18	18	–	25	25	–
Consumer	57	57	–	76	76	–
Real estate	2	2	–	3	3	–
Commercial and industrial loans	9	9	–	127	128	–
Financial institutions	1	1	–	4	4	–
Corporate & institutional	12	12	–	134	135	–
Gross impaired loans without specific allowance	69	69	–	210	211	–
Gross impaired loans	1,194	1,126	511	1,398	1,343	532
of which consumer	354	340	104	422	408	116
of which corporate & institutional	840	786	407	976	935	416

Gross impaired loan details (continued)
	2013			2012			2011
in	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	154	1	1	152	1	1	142	1	1
Loans collateralized by securities	70	2	2	68	1	0	82	1	0
Consumer finance	87	0	0	117	3	3	135	2	2
Consumer	311	3	3	337	5	4	359	4	3
Real estate	67	1	1	43	0	0	28	0	0
Commercial and industrial loans	669	5	5	556	3	2	812	7	6
Financial institutions	136	0	0	191	2	2	147	0	0
Governments and public institutions	0	0	0	6	0	0	6	0	0
Corporate & institutional	872	6	6	796	5	4	993	7	6
Gross impaired loans with a specific allowance	1,183	9	9	1,133	10	8	1,352	11	9
Mortgages	19	0	0	27	0	0	68	0	0
Loans collateralized by securities	27	0	0	8	0	0	4	0	0
Consumer finance	22	0	0	41	0	0	19	0	0
Consumer	68	0	0	76	0	0	91	0	0
Real estate	11	0	0	12	0	0	74	5	5
Commercial and industrial loans	58	0	0	199	3	3	130	0	0
Financial institutions	2	0	0	8	0	0	19	0	0
Corporate & institutional	71	0	0	219	3	3	223	5	5
Gross impaired loans without specific allowance	139	0	0	295	3	3	314	5	5
Gross impaired loans	1,322	9	9	1,428	13	11	1,666	16	14
of which consumer	379	3	3	413	5	4	450	4	3
of which corporate & institutional	943	6	6	1,015	8	7	1,216	12	11

> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group for further information.

18 Premises and equipment
end of	2013	2012
Premises and equipment (CHF million)
Buildings and improvements	2,201	2,210
Land	466	476
Leasehold improvements	2,031	2,159
Software	5,734	5,323
Equipment	2,288	3,080
Premises and equipment	12,720	13,248
Accumulated depreciation	(7,825)	(7,832)
Total premises and equipment, net	4,895	5,416

Depreciation and impairment
in	2013	2012	2011
CHF million
Depreciation	1,227	1,218	1,067
Impairment	65	17	84

In 2011, the estimated useful lives for leasehold and building improvements in Switzerland were increased from five to ten years, based on a change in estimate. The cumulative effect of adopting this change in estimate on January 1, 2011 was a decrease in depreciation expense of CHF 57 million (CHF 50 million after tax).

19 Goodwill
end of	2013			2012
	Private Banking & Wealth Management	Investment Banking	Credit Suisse (Bank)	Private Banking & Wealth Management	Investment Banking	Credit Suisse (Bank)
Gross amount of goodwill (CHF million)
Balance at beginning of period	2,210	5,382	7,592	2,260	5,522	7,782
Goodwill acquired during the year	3	0	3	28	0	28
Discontinued operations	(127)	0	(127)	0	0	0
Foreign currency translation impact	(72)	(141)	(213)	(65)	(138)	(203)
Other	(36)	(4)	(40)	(13)	(2)	(15)
Balance at end of period	1,978	5,237	7,215	2,210	5,382	7,592
Accumulated impairment (CHF million)
Balance at beginning of period	0	82	82	0	82	82
Impairment losses	12	0	12	0	0	0
Balance at end of period	12	82	94	0	82	82
Net book value (CHF million)
Net book value	1,966	5,155	7,121	2,210	5,300	7,510

> Refer to “Note 20 – Goodwill” in V – Consolidated financial statements – Credit Suisse Group for further information.

20 Other intangible assets
	2013			2012
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	25	(21)	4	25	(21)	4
Client relationships	222	(106)	116	303	(142)	161
Other	7	(1)	6	8	(2)	6
Total amortizing other intangible assets	254	(128)	126	336	(165)	171
Non-amortizing other intangible assets	84	–	84	72	–	72
of which mortgage servicing rights, at fair value	42	–	42	43	–	43
Total other intangible assets	338	(128)	210	408	(165)	243

Additional information
in	2013	2012	2011
Aggregate amortization and impairment (CHF million)
Aggregate amortization	24	28	30
Impairment	8	0	0
of which related to discontinued operations	7	0	0

Estimated amortization
Estimated amortization (CHF million)
2014	18
2015	18
2016	17
2017	17
2018	16

> Refer to “Note 21 – Other intangible assets” in V – Consolidated financial statements – Credit Suisse Group for further information.

21 Other assets and other liabilities
end of	2013	2012
Other assets (CHF million)
Cash collateral on derivative instruments	8,359	10,904
Cash collateral on non-derivative transactions	1,412	1,995
Derivative instruments used for hedging	2,062	3,913
Assets held-for-sale	19,306	20,343
of which loans [1]	18,914	19,894
of which real estate	392	442
Assets held for separate accounts	11,236	13,414
Interest and fees receivable	4,839	5,845
Deferred tax assets	6,179	7,094
Prepaid expenses	568	532
Failed purchases	2,365	2,699
Other	5,230	6,043
Other assets	61,556	72,782
Other liabilities (CHF million)
Cash collateral on derivative instruments	11,664	12,224
Cash collateral on non-derivative transactions	955	1,246
Derivative instruments used for hedging	384	1,114
Provisions [2]	2,630	1,348
of which off-balance sheet risk	59	59
Liabilities held for separate accounts	11,236	13,414
Interest and fees payable	5,569	6,556
Current tax liabilities	805	811
Deferred tax liabilities	80	103
Failed sales	2,396	4,336
Other	15,360	16,215
Other liabilities	51,079	57,367
1
Included as of December 31, 2013 and 2012 were CHF 1,778 million and CHF 3,730 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF  769 million and CHF 922 million, respectively, in loans held in trusts, which are consolidated as a result of failed sales under US GAAP.

2 Includes provisions for bridge commitments.

22 Deposits
	2013				2012
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	4,735	4,336	9,071		8,282	4,521	12,803
Interest-bearing demand deposits	137,274	27,169	164,443		129,352	25,713	155,065
Savings deposits	55,637	26	55,663		52,534	44	52,578
Time deposits	14,655	101,166	115,821	[1]	8,965	98,853	107,818	[1]
Total deposits	212,301	132,697	344,998	[2]	199,133	129,131	328,264	[2]
of which due to banks	–	–	23,147		–	–	30,574
of which customer deposits	–	–	321,851		–	–	297,690
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included CHF 115,792 million and CHF 107,705 million as of December 31, 2013 and 2012, respectively, of the Swiss franc equivalent of individual time deposits greater than USD 100,000 in Switzerland and foreign offices.

2 Not included as of December 31, 2013 and 2012 were CHF 18 million and CHF 67 million, respectively, of overdrawn deposits reclassified as loans.

23 Long-term debt
end of	2013	2012
Long-term debt (CHF million)
Senior	91,893	112,123
Subordinated	21,756	20,342
Non-recourse liabilities from consolidated VIEs	12,992	14,532
Long-term debt	126,641	146,997
of which reported at fair value	61,853	64,774
of which structured notes	34,817	36,639

Structured notes by product
end of	2013	2012
Structured notes (CHF million)
Equity	23,315	23,761
Fixed income	5,573	6,559
Emerging markets [1]	1,766	3,304
Credit	3,453	1,893
Other	710	1,122
Total structured notes	34,817	36,639
1 Transactions where the return is based on a referenced underlying or counterparty specific to emerging markets.

Long-term debt by maturities
end of			2014			2015			2016			2017			2018			Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			9,641			13,452			3,092			8,453			2,114			10,862	47,614
Variable rate			10,559			9,866			6,220			4,719			4,982			7,932	44,278
Interest rates (range in %) [1]	0.0	–	13.1	0.0	–	12.6	0.3	–	10.7	0.1	–	5.1	0.5	–	3.8	0.0	–	8.2	–
Subordinated debt
Fixed rate			154			93			1,780			907			9,508			6,765	19,207
Variable rate			52			19			30			45			2,250			154	2,550
Interest rates (range in %) [1]	0.5	–	9.3	2.5	–	10.3	0.3	–	8.2	0.9	–	7.3	0.1	–	13.3	0.1	–	8.5	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			0			745			304			14			0			111	1,174
Variable rate			370			164			469			15			0			10,800	11,818
Interest rates (range in %) [1]	0.2	–	13.2	0.0	–	3.6	0.0	–	12.8	1.9	–	4.0			–	0.0	–	10.8	–
Total long-term debt			20,776			24,339			11,895			14,153			18,854			36,624	126,641
of which structured notes			8,220			6,843			5,585			2,821			4,760			6,588	34,817
1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
> Refer to “Note 24 – Long-term debt” in V – Consolidated financial statements – Credit Suisse Group for further information.

24 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income
2013 (CHF million)
Balance at beginning of period	7	(11,349)	53	(670)	3	(11,956)
Increase/(decrease)	6	(2,261)	(13)	(102)	0	(2,370)
Reclassification adjustments, included in net income	(4)	83	(5)	58	0	132
Total increase/(decrease)	2	(2,178)	(18)	(44)	0	(2,238)
Balance at end of period	9	(13,527)	35	(714)	3	(14,194)
2012 (CHF million)
Balance at beginning of period	0	(10,326)	96	(729)	4	(10,955)
Increase/(decrease)	7	(1,067)	199	4	0	(857)
Reclassification adjustments, included in net income	0	44	(242)	55	(1)	(144)
Total increase/(decrease)	7	(1,023)	(43)	59	(1)	(1,001)
Balance at end of period	7	(11,349)	53	(670)	3	(11,956)
2011 (CHF million)
Balance at beginning of period	32	(9,994)	99	(871)	5	(10,729)
Increase/(decrease)	(5)	(348)	21	103	0	(229)
Reclassification adjustments, included in net income	(27)	16	(24)	39	(1)	3
Total increase/(decrease)	(32)	(332)	(3)	142	(1)	(226)
Balance at end of period	0	(10,326)	96	(729)	4	(10,955)

Details of significant reclassification adjustments
in	2013
Reclassification adjustments, included in net income (CHF million)
Cumulative translation adjustments
Sale of subsidiaries [1]	83
Actuarial gains/(losses)
Amortization of recognized actuarial losses [2]	92
Tax expense/(benefit)	(34)
Net of tax	58
1
Includes net releases of CHF 84 million on the sale of JO Hambro, which was settled in the third quarter of 2013. These were reclassified from cumulative translation adjustments and included in net income in other revenues, offset by a gain on the transaction.

2 These components are included in the computation of total benefit costs. Refer to "Note 29 – Pension and other post-retirement benefits" for further information.

25 Offsetting of financial assets and financial liabilities
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” in V – Consolidated financial statements – Credit Suisse Group for further information.

Offsetting of derivatives
	2013		2012
end of	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	265.3	262.0	365.3	365.4
OTC	183.0	178.0	337.7	327.9
Exchange-traded	0.2	0.2	0.2	0.2
Interest rate products	448.5	440.2	703.2	693.5
OTC	58.4	68.2	60.4	73.2
Exchange-traded	0.1	0.2	0.0	0.0
Foreign exchange products	58.5	68.4	60.4	73.2
OTC	15.5	18.6	12.7	15.2
Exchange-traded	14.8	15.1	13.7	14.1
Equity/index-related products	30.3	33.7	26.4	29.3
OTC-cleared	5.2	5.1	3.0	2.7
OTC	20.8	21.2	27.1	26.8
Credit derivatives	26.0	26.3	30.1	29.5
OTC	4.4	4.1	5.7	5.5
Exchange-traded	0.7	0.6	1.7	1.7
Other products	5.1	4.7	7.4	7.2
OTC-cleared	270.5	267.1	368.3	368.1
OTC	282.1	290.1	443.6	448.6
Exchange-traded	15.8	16.1	15.6	16.0
Total gross derivatives subject to enforceable master netting agreements	568.4	573.3	827.5	832.7
Offsetting (CHF billion)
OTC-cleared	(269.1)	(267.0)	(367.2)	(367.5)
OTC	(260.6)	(265.6)	(418.6)	(421.7)
Exchange-traded	(15.1)	(15.1)	(14.2)	(14.2)
Offsetting	(544.8)	(547.7)	(800.0)	(803.4)
of which counterparty netting	(523.8)	(523.8)	(766.7)	(766.7)
of which cash collateral netting	(21.0)	(23.9)	(33.3)	(36.7)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.4	0.1	1.1	0.6
OTC	21.5	24.5	25.0	26.9
Exchange-traded	0.7	1.0	1.4	1.8
Total net derivatives subject to enforceable master netting agreements	23.6	25.6	27.5	29.3
Total derivatives not subject to enforceable master netting agreements [1]	10.3	11.4	9.8	11.4
Total net derivatives presented in the consolidated balance sheets	33.9	37.0	37.3	40.7
of which recorded in trading assets and trading liabilities	31.8	36.6	33.4	39.6
of which recorded in other assets and other liabilities	2.1	0.4	3.9	1.1
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2013				2012
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	112.0	(25.1)	86.9		141.4	(41.1)	100.3
Securities borrowing transactions	22.7	(1.7)	21.0		20.9	(2.0)	18.9
Total subject to enforceable master netting agreements	134.7	(26.8)	107.9		162.3	(43.1)	119.2
Total not subject to enforceable master netting agreements [1]	52.1	–	52.1		64.2	–	64.2
Total	186.8	(26.8)	160.0	[2]	226.5	(43.1)	183.4	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 96,587 million and CHF 113,664 million of the total net amount as of December 31, 2013 and 2012, respectively, are reported at fair value.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2013				2012
end of	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	86.5	(26.8)	59.7		99.6	(43.1)	56.5
Securities lending transactions	6.6	0.0	6.6		10.8	0.0	10.8
Obligation to return securities received as collateral, at fair value	18.5	0.0	18.5		25.9	0.0	25.9
Total subject to enforceable master netting agreements	111.6	(26.8)	84.8		136.3	(43.1)	93.2
Total not subject to enforceable master netting agreements [1]	32.0	–	32.0		69.5	–	69.5
Total	143.6	(26.8)	116.8		205.8	(43.1)	162.7
of which securities sold under repurchase agreements and securities lending transactions	120.8	(26.8)	94.0	[2]	175.8	(43.1)	132.7	[2]
of which obligation to return securities received as collateral, at fair value	22.8	0.0	22.8		30.0	0.0	30.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 76,104 million and CHF 108,784 million of the total net amount as of December 31, 2013 and 2012, respectively, are reported at fair value.

Amounts not offset in the consolidated balance sheets
	2013						2012
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	23.6	4.9		0.1		18.6	27.5	5.8		0.0		21.7
Securities purchased under resale agreements	86.9	86.9		0.0		0.0	100.3	100.3		0.0		0.0
Securities borrowing transactions	21.0	20.2		0.0		0.8	18.9	17.4		0.0		1.5
Total financial assets subject to enforceable master netting agreements	131.5	112.0		0.1		19.4	146.7	123.5		0.0		23.2
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	25.6	9.9		0.0		15.7	29.3	10.8		0.0		18.5
Securities sold under repurchase agreements	59.7	59.7		0.0		0.0	56.5	56.3		0.2		0.0
Securities lending transactions	6.6	6.2		0.0		0.4	10.8	10.2		0.0		0.6
Obligation to return securities received as collateral, at fair value	18.5	17.5		0.0		1.0	25.9	24.2		0.0		1.7
Total financial liabilities subject to enforceable master netting agreements	110.4	93.3		0.0		17.1	122.5	101.5		0.2		20.8
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

26 Tax
Details of current and deferred taxes
in	2013	2012	2011
Current and deferred taxes (CHF million)
Switzerland	(52)	85	(35)
Foreign	561	542	440
Current income tax expense	509	627	405
Switzerland	(15)	(121)	(251)
Foreign	683	(59)	290
Deferred income tax expense/(benefit)	668	(180)	39
Income tax expense	1,177	447	444
Income tax expense/(benefit) on discontinued operations	75	31	15
Income tax expense/(benefit) reported in shareholder's equity related to:
Gains/(losses) on cash flow hedges	1	0	(4)
Cumulative translation adjustment	44	(12)	16
Unrealized gains/(losses) on securities	(8)	(1)	16
Actuarial gains/(losses)	99	30	29
Net prior service cost	0	(2)	(1)
Share-based compensation and treasury shares	1	(53)	275

Reconciliation of taxes computed at the Swiss statutory rate
in	2013	2012	2011
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	300	1,170	(176)
Foreign	3,370	812	2,687
Income from continuing operations before taxes	3,670	1,982	2,511
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense computed at the statutory tax rate of 22%	807	436	552
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	215	279	(29)
Non-deductible amortization of other intangible assets and goodwill impairment	25	0	0
Other non-deductible expenses	493	382	444
Additional taxable income	(5)	6	6
Lower taxed income	(374)	(413)	(422)
Income taxable to noncontrolling interests	(262)	(118)	(312)
Changes in tax law and rates	184	182	170
Changes in deferred tax valuation allowance	381	10	471
Tax deductible impairments of Swiss subsidiary investments	(268)	(161)	(55)
Other	(19)	(156)	(381)
Income tax expense	1,177	447	444

2013
Foreign tax rate differential of CHF 215 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 1,244 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 493 million included non-deductible interest expenses of CHF 247 million, non-taxable offshore expenses of CHF 9 million, non-deductible bank levy costs and other non-deductible compensation expenses and management costs of CHF 93 million, non-deductible provision accruals of CHF 103 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 374 million included a net tax benefit of CHF 49 million resulting from the reversal of a deferred tax liability previously recorded to cover for a taxable timing difference related to a re-investment relief. In addition, 2013 included a Swiss income tax benefit of CHF 41 million as a result of foreign branch earnings beneficially impacting the earnings mix, a tax benefit of CHF 61 million related to non-taxable life insurance income, CHF 56 million related to exempt offshore income, CHF 45 million in respect of non-taxable dividend income, CHF 18 million related to non-taxable foreign exchange gains, CHF 67 million related to tax credits and CHF 19 million related to permanent tax benefits from tax deductible goodwill amortization. The remaining balance included various smaller items.
Changes in tax law and rates of CHF 184 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 381 million included the impact of the increase of valuation allowances of CHF 245 million mainly in respect of four of the Bank’s operating entities, three in Europe and one in Asia, relating to current year earnings. Additionally, 2013 included an increase in valuation allowance for previously recognized deferred tax assets in respect of one of the Bank’s operating entities in the UK of CHF 278 million. Also included was a tax benefit of CHF 143 million resulting from the release of valuation allowances on deferred tax assets mainly for two of the Bank’s operating entities, one in Japan and one in the UK.
Other of CHF 19 million included a tax benefit of CHF 57 million relating to the current year’s earnings mix and the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to deferred tax assets and a CHF 36 million income tax benefit following a change in the tax status of one of the Bank’s US entities, partially offset by a tax expense of CHF 41 million relating to the increase of tax contingency accruals and a tax expense of CHF 41 million relating to non-recoverable foreign taxes. The remaining balance included various smaller items.

2012
Foreign tax rate differential of CHF 279 million reflected a foreign tax expense in respect of profits earned in higher tax jurisdictions, mainly Brazil and the US, partially offset by foreign tax rate differential related to profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas. The total foreign tax expense of CHF 483 million was not only impacted by the foreign tax expense based on statutory tax rates but also by tax impacts related to additional reconciling items explained below.
Other non-deductible expenses of CHF 382 million included non-deductible interest expenses of CHF 259 million, non-taxable offshore expenses of CHF 8 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 57 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 413 million included a Swiss income tax benefit of CHF 114 million as a result of foreign branch earnings beneficially impacting the earnings mix. In addition, 2012 included a tax benefit of CHF 48 million related to non-taxable life insurance income, CHF 29 million related to exempt offshore income, CHF 40 million in respect of non-taxable dividend income, CHF 11 million related to non-taxable foreign exchange gains and CHF 100 million related to tax credits. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.
Changes in tax law and rates of CHF 182 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 10 million included an increase to the valuation allowance of CHF 834 million in respect of five of the Bank’s operating entities, three in Europe and two in Asia, mainly relating to deferred tax assets on current year tax losses and pre-existing loss carry-forwards. Additionally, 2012 included a tax benefit of CHF 820 million resulting from the release of valuation allowances on deferred tax assets for one of the Bank’s operating entities in the US.
Other of CHF 156 million included a tax benefit of CHF 48 million relating to the re-assessment of deferred tax assets in Switzerland reflecting changes in forecasted future profitability related to such pre-existing deferred tax assets. Also included was a benefit of CHF 70 million relating to return to accrual adjustments following the close of a tax audit cycle and the impact of the closure of an advanced pricing agreement and CHF 43 million relating to the release of tax contingency accruals following the favorable resolution of tax matters.

2011
Foreign tax rate differential of CHF 29 million reflected a foreign tax rate benefit in respect of profits earned in lower tax jurisdictions, mainly Guernsey and the Bahamas, partially offset by foreign tax rate differential related to profits earned in higher tax jurisdictions, mainly Brazil and the US. The foreign tax benefit in relation to foreign tax expense of CHF 730 million was more than offset by tax impacts related to reconciling items explained below.
Other non-deductible expenses of CHF 444 million included non-deductible interest expenses of CHF 240 million, non-taxable offshore expenses of CHF 80 million, non-deductible bank levy costs and other non-deductible compensation expenses of CHF 49 million and other various smaller non-deductible expenses.
Lower taxed income of CHF 422 million included a tax benefit of CHF 40 million related to non-taxable life insurance income, CHF 52 million related to exempt offshore income, CHF 47 million in respect of non-taxable dividend income and CHF 47 million related to non-taxable foreign exchange gains. In addition, 2011 included tax benefits of CHF 42 million related to tax credits and CHF 116 million in respect of the reversal of the deferred tax liability recorded to cover estimated recapture of loss deductions arising from foreign branches of the Bank. The remaining balance included various smaller items, amongst others related to permanent tax benefits from tax deductible goodwill amortization and tax holidays.
Changes in tax law and rates of CHF 170 million reflected a tax expense caused by the reduction of deferred tax assets mainly due to the impact of the change in UK corporation tax.
Changes in deferred tax valuation allowances of CHF 471 million included an increase to the valuation allowance of CHF 428 million in respect of three of the Bank’s operating entities, two in the UK and one in Asia, mainly relating to deferred tax assets on tax loss carry-forwards. Additionally, 2011 included a tax benefit of CHF 7 million resulting from the release of valuation allowances on deferred tax assets for one of the Bank’s operating entities in the US.
Other of CHF 381 million included a tax benefit of CHF 261 million relating to the increase of deferred tax assets in two of the Bank’s operating entities, one in Switzerland (CHF 129 million) and one in the US (CHF 132 million). The increase is related to the re-measurement of existing deferred tax assets on net operating losses due to changes in the mix of the sources of income and related tax rates that these net operating losses are expected to be applied to. Also included was an amount of CHF 125 million relating to the release of tax contingency accruals following the favorable resolution of tax matters.

As of December 31, 2013, the Bank had accumulated undistributed earnings from foreign subsidiaries of CHF 5.6 billion. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

Details of the tax effect of temporary differences
end of	2013	2012
Tax effect of temporary differences (CHF million)
Compensation and benefits	2,106	2,279
Loans	363	441
Investment securities	1,654	1,818
Provisions	1,874	1,760
Derivatives	136	343
Real estate	240	242
Net operating loss carry-forwards	4,432	5,177
Other	186	204
Gross deferred tax assets before valuation allowance	10,991	12,264
Less valuation allowance	(2,704)	(2,550)
Gross deferred tax assets net of valuation allowance	8,287	9,714
Compensation and benefits	(120)	(164)
Loans	(109)	(162)
Investment securities	(1,089)	(1,354)
Provisions	(396)	(402)
Business combinations	0	(20)
Derivatives	(193)	(295)
Leasing	(53)	(40)
Real estate	(75)	(78)
Other	(153)	(208)
Gross deferred tax liabilities	(2,188)	(2,723)
Net deferred tax assets	6,099	6,991

The decrease in net deferred tax assets from 2012 to 2013 of CHF 892 million was primarily due to the impact of taxable income in 2013 decreasing deferred tax assets by CHF 411 million and the recognition of a valuation allowance against deferred tax assets, mainly in the UK, of CHF 278 million. In addition, the decrease reflected a write-down of deferred tax assets of CHF 184 million as a result of changes to corporation tax rates in the UK, the tax impacts directly recorded in equity, mainly related to share-based compensation and other tax recorded in accumulated other comprehensive income/(loss) (AOCI) of CHF 44 million and foreign exchange translation losses of CHF 182 million, which are included within currency translation adjustments recorded in AOCI. These decreases were partially offset by an increase in net deferred tax asset balances following a re-measurement of deferred tax balances in Switzerland and the release of valuation allowances in Japan and the UK of CHF 207 million.
Due to uncertainty concerning its ability to generate the necessary amount and mix of taxable income in future periods, the Bank recorded a valuation allowance against deferred tax assets in the amount of CHF 2.7 billion as of December 31, 2013 compared to CHF 2.6 billion as of December 31, 2012.

Amounts and expiration dates of net operating loss carry-forwards
end of 2013	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	46
Due to expire within 2 to 5 years	10,197
Due to expire within 6 to 10 years	1,152
Due to expire within 11 to 20 years	1,375
Amount due to expire	12,770
Amount not due to expire	13,008
Total net operating loss carry-forwards	25,778

Movements in the valuation allowance
in	2013	2012	2011
Movements in the valuation allowance (CHF million)
Balance at beginning of period	2,550	2,689	2,262
Net changes	154	(139)	427
Balance at end of period	2,704	2,550	2,689

Tax benefits associated with share-based compensation
in	2013	2012	2011
Tax benefits associated with share-based compensation (CHF million)
Tax benefits recorded in the consolidated statements of operations	481	596	464
Windfall tax benefits/(shortfall tax charges) recorded in additional paid-in capital	(24)	30	(277)
Tax benefits in respect of tax on dividend equivalent payments	22	12	1

> Refer to “Note 27 – Employee deferred compensation” for further information on share-based compensation.

Windfall deductions and dividend equivalents aggregating CHF 0.9 billion and CHF 0.9 billion for 2013 and 2012, respectively, did not result in a reduction of income taxes payable because certain entities were in a net operating loss position. When the income tax benefit of these deductions is realized, an estimated CHF 170 million tax benefit will be recorded in additional paid-in capital.

Uncertain tax positions

Reconciliation of the beginning and ending amount of gross unrecognized tax benefits
in	2013	2012	2011
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	416	370	578
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	4	33	54
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(8)	(58)	(177)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	43	38	29
Decreases in unrecognized tax benefits relating to settlements with tax authorities	0	(4)	(65)
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(5)	(43)	(19)
Other (including foreign currency translation)	(34)	80	(30)
Balance at end of period	416	416	370
of which, if recognized, would affect the effective tax rate	410	410	364

Interest and penalties
in	2013	2012	2011
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	6	(13)	(19)
Interest and penalties recognized in the consolidated balance sheets	64	64	82

Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date.
It is reasonably possible that there will be a decrease of between zero and CHF 74 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2009; Brazil – 2008; Japan – 2008; the UK – 2006; the US – 2006; and the Netherlands – 2005.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse Group for further information.

27 Employee deferred compensation
Deferred compensation for employees
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group for further information.

The following tables show the compensation expense for deferred compensation awards granted in 2013 and prior years that was recognized in the consolidated statements of operations during 2013, 2012 and 2011, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2013 and prior years outstanding as of December 31, 2013 and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized.

Deferred compensation expense
in	2013	2012	2011
Deferred compensation expense (CHF million)
Share awards	806	773	759
Performance share awards	580	362	0
Plus Bond awards [1]	37	–	–
2011 Partner Asset Facility awards [2]	77	675	0
Adjustable Performance Plan share awards	30	71	0
Adjustable Performance Plan cash awards	4	281	1,087
Restricted Cash Awards	145	165	252
Scaled Incentive Share Units	38	95	404
Incentive Share Units [3]	(3)	62	172
2008 Partner Asset Facility awards [2]	93	173	3
Other cash awards	430	363	337
Discontinued operations	(21)	(23)	(21)
Total deferred compensation expense	2,216	2,997	2,993

Total shares delivered (million)
Total shares delivered	32.6	30.9	23.7
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in the first quarter of 2013 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in the underlying fair value of the indexed assets during the period.
3 Includes forfeitures.

Estimated unrecognized deferred compensation
end of	2013
Estimated unrecognized compensation expense (CHF million)
Share awards	800
Performance share awards	219
Plus Bond awards	18
Adjustable Performance Plan share awards	10
Adjustable Performance Plan cash awards	13
Restricted Cash Awards	136
Other cash awards	107
Total	1,303

Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Does not include the estimated unrecognized compensation expense relating to grants made in 2014 for 2013.

Share awards
On January 16, 2014, the Bank granted 30.1 million share awards with a total value of CHF 824 million. The estimated unrecognized compensation expense of CHF 821 million was determined based on the >>>fair value of the award on the grant date, includes the current estimate of future forfeitures and will be recognized over the three-year vesting period, subject to early retirement rules. On January 17, 2013 and January 19, 2012, the Bank granted 37.8 million and 19.7 million share awards with a total value of CHF 947 million and CHF 432 million, respectively, equivalent to the Group’s closing share price on the grant date.
On January 16, 2014, the Bank granted 0.5 million blocked shares with a total value of CHF 15 million that vested immediately upon grant, have no future service requirements and were attributed to services performed in 2013. On January 17, 2013 and January 19, 2012, the Bank granted 0.1 million and 0.4 million blocked shares with a total value of CHF 3 million and CHF 9 million, respectively.

Share award activities
	2013		2012		2011
	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	55.1	34.27	47.6	41.91	17.3	43.86
Granted	40.0	26.43	24.5	23.39	39.8	41.03
Settled	(19.6)	34.12	(14.6)	40.43	(7.4)	43.39
Forfeited	(3.3)	32.04	(2.4)	36.96	(2.1)	43.39
Balance at end of period	72.2	30.07	55.1	34.27	47.6	41.91
of which vested	5.8	–	3.9	–	1.8	–
of which unvested	66.4	–	51.2	–	45.8	–

Performance share awards
On January 16, 2014, the Bank granted 23.9 million performance share awards with a total value of CHF 654 million. The estimated unrecognized compensation expense of CHF 651 million was determined based on the fair value of the award at the grant date, includes the current estimated outcome of the relevant performance criteria and estimated future forfeitures and will be recognized over the three-year vesting period. On January 17, 2013, and January 19, 2012, the Bank granted 26.0 million and 23.2 million performance share awards with a total value of CHF 651 million and CHF 509 million.

Performance share award activities
	2013		2012
	Number of performance share awards in million	Weighted- average grant-date fair value in CHF	Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	22.9	23.90	–	–
Granted	26.2	26.44	23.3	23.90
Settled	(7.5)	23.90	0.0	0.00
Forfeited	(0.9)	24.92	(0.4)	23.90
Balance at end of period	40.7	25.51	22.9	23.90
of which vested	2.7	–	0.9	–
of which unvested	38.0	–	22.0	–

Contingent Capital Awards
On January 16, 2014, the Bank awarded Contingent Capital Awards with a total value of CHF 391 million that will be expensed over the three-year period from the grant date. The estimated unrecognized compensation expense of CHF 433 million was determined based on the fair value of the award on the grant date, includes the current estimated outcome of the relevant performance criteria, estimated future forfeitures and the expected semi-annual cash payments of interest and will be recognized over the three-year vesting period.

2011 Partner Asset Facility
In January 2012, the Bank awarded 2011 Partner Asset Facility (PAF2) units with a fair value of CHF 497 million and the associated compensation expenses were fully expensed in the first quarter of 2012, as the awards were fully vested as of March 31, 2012.

Adjustable Performance Plan Awards
In July 2012, the Bank executed a voluntary exchange offer, under which employees had the right to voluntarily convert all or a portion of their respective unvested Adjustable Performance Plan cash awards into Adjustable Performance Plan share awards. Adjustable Performance Plan holders elected to convert CHF 479 million of their Adjustable Performance Plan cash awards into the new

Adjustable Performance Plan share awards during the election period, which represented an approximate conversion rate of 50%.
Upon conversion, CHF 435 million of the liability related to Adjustable Performance Plan cash awards that were converted into the Adjustable Performance Plan share awards were reclassified to total shareholder’s equity.

Adjustable Performance Plan share award activities
	2013		2012
	Number of APP share awards in million		Number of APP share awards in million
Adjustable Performance Plan share awards
Balance at beginning of period	29.7		–
Granted	1.1	[1]	29.9
Settled	(16.5)		0.0
Forfeited	(0.3)		(0.2)
Balance at end of period	14.0		29.7
of which vested	1.2		0.3
of which unvested	12.8		29.4
1 Represents additional units earned in the first quarter of 2013 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.

Scaled Incentive Share Unit
Scaled Incentive Share Unit activities
	2013	2012	2011
SISU awards (million)
Balance at beginning of period	9.4	14.4	20.0
Settled	(4.7)	(4.8)	(5.0)
Forfeited	(0.1)	(0.2)	(0.6)
Balance at end of period	4.6	9.4	14.4
of which vested	1.2	1.7	1.0
of which unvested	3.4	7.7	13.4

Incentive Share Unit
Incentive Share Unit activities
	2013	2012	2011
ISU awards (million)
Balance at beginning of period	3.6	13.2	37.2
Settled	(1.8)	(8.7)	(23.0)
Forfeited	(0.6)	(0.9)	(1.0)
Balance at end of period	1.2	3.6	13.2
of which vested	0.1	0.4	1.4
of which unvested	1.1	3.2	11.8

Share options
There were no options granted during 2013, 2012 and 2011. As of December 31, 2013, 2012 and 2011, there was no aggregate intrinsic value of options outstanding or exercisable. As of December 31, 2013 and 2012, there was no total intrinsic value of options exercised and the weighted-average remaining contractual term as of December 31, 2013 was 0.7 years. As of the exercise date, the total intrinsic value of options exercised during 2011 was CHF 1 million. There was no cash received from option exercises in 2013 and 2012. Cash received from option exercises during 2011 was CHF 2 million.

Share option activities
	2013		2012		2011
	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF	Number of share options in million	Weighted- average exercise price in CHF
Share options
Balance at beginning of period	5.2	32.61	16.5	50.99	28.3	63.94
Exercised	0.0	0.00	0.0	0.00	(0.1)	31.74
Forfeited	(0.1)	70.90	0.0	0.00	0.0	0.00
Expired	(4.7)	30.59	(11.3)	59.40	(11.7)	82.41
Balance at end of period	0.4	50.77	5.2	32.61	16.5	50.99
of which exercisable at end of period	0.4	50.77	5.2	32.61	16.5	50.99

28 Related parties
The Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries and affiliates of the Group. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
> Refer to “Note 29 – Related parties” in V – Consolidated financial statements – Credit Suisse Group for further information.

Related party assets and liabilities
end of	2013	2012
Assets (CHF million)
Cash and due from banks	0	386
Interest-bearing deposits with banks	1,870	1,775
Trading assets	159	213
Net loans	6,770	7,894
Other assets	29	58
Total assets	8,828	10,326
Liabilities (CHF million)
Due to banks/customer deposits	2,503	1,915
Trading liabilities	14	209
Long-term debt	4,300	4,907
Other liabilities	200	206
Total liabilities	7,017	7,237

Related party revenues and expenses
in	2013	2012	2011
Revenues (CHF million)
Interest and dividend income	49	54	61
Interest expense	(81)	(117)	(195)
Net interest income	(32)	(63)	(134)
Commissions and fees	(20)	6	(50)
Other revenues	172	174	201
Net revenues	120	117	17
Expenses (CHF million)
Total operating expenses	288	270	309

Related party guarantees
end of	2013	2012
Guarantees (CHF million)
Credit guarantees and similar instruments	0	1
Performance guarantees and similar instruments	1	0
Total guarantees	1	1

Executive Board and Board of Directors loans
	2013		2012	2011
Loans to members of the Executive Board (CHF million)
Balance at beginning of period	8	[1]	22	18
Additions	4		3	5
Reductions	(2)		(17)	(1)
Balance at end of period	10	[1]	8	22
Loans to members of the Board of Directors (CHF million)
Balance at beginning of period	41	[2]	33	34
Additions	16		13	2
Reductions	(2)		(5)	(3)
Balance at end of period	55	[2]	41	33
1 The number of individuals with outstanding loans at the beginning and end of the year was three and four , respectively.
2 The number of individuals with outstanding loans at the beginning and end of the year was five .

Liabilities due to own pension funds
Liabilities due to the Bank’s own defined benefit pension funds as of December 31, 2013 and 2012 of CHF 2,852 million and CHF 2,804 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

29 Pension and other post-retirement benefits
The Bank participates in a defined benefit pension plan sponsored by the Group and has defined contribution pension plans, single-employer defined benefit pension plans and other post-retirement defined benefit plans. The Bank’s principal plans are located in Switzerland, the US and the UK.

Defined contribution pension plans
The Bank contributes to various defined contribution pension plans primarily in the US and the UK as well as other countries throughout the world. During 2013, 2012 and 2011, the Bank contributed to these plans and recognized as expense CHF 178 million, CHF 219 million and CHF 244 million, respectively.
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on defined contribution pension plans.

Defined benefit Pension and other Post-Retirement benefit plans
Defined benefit pension plans
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information on defined benefit pension plans.

Group pension plan
The Bank covers pension requirements for its employees in Switzerland by participating in a defined benefit pension plan sponsored by the Group (Group plan), the Group’s most significant defined benefit pension plan. The plan provides benefits in the event of retirement, death and disability. Various legal entities within the Group participate in the plan, which is set up as an independent trust domiciled in Zurich. Historically, this plan provided traditional defined benefit pensions under the annuity section. In 2010, a new savings section was introduced and as of January 1, 2013, all active employees were transferred to the savings section and the annuity section has ceased accruing new benefits. In the savings section, the benefits are determined on the basis of the accumulated employer and employee contributions and accumulated interest credited. In accordance with US GAAP, the Group accounts for the Group plan as a single-employer defined benefit pension plan and uses the projected unit credit actuarial method to determine the net periodic benefit costs, the PBO and the accumulated benefit obligation (ABO). The Bank accounts for the defined benefit pension plan sponsored by the Group as a multi-employer pension plan because other legal entities within the Group also participate in the plan and the assets contributed by the Bank are not segregated into a separate account or restricted to provide benefits only to employees of the Bank. The assets contributed by the Bank are commingled with the assets contributed by the other legal entities of the Group and can be used to provide benefits to any employee of any participating legal entity. The Bank’s contributions to the Group plan comprise 95% of the total assets contributed to the Group plan by all participating legal entities on an annual basis.
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
During 2013, 2012 and 2011, the Bank contributed and recognized as expense CHF 390 million, CHF 458 million and CHF 645 million to the Group plan, respectively. The Bank expects to contribute CHF 390 million to the Group plan during 2014. If the Bank had accounted for the Group plan as a single-employer defined benefit plan, the net periodic pension expense recognized by the Bank during 2013, 2012 and 2011 would have been lower by CHF 131 million, CHF 197 million and CHF 476 million, respectively, and the Bank would have recognized CHF 158 million, CHF 88 million and CHF 96 million, respectively, as amortization of actuarial losses and prior service cost for the Group plan.
As of December 31, 2013 and 2012, the ABO of the Group plan was CHF 13.0 billion and CHF 13.8 billion, the PBO was CHF 13.5 billion and CHF 14.3 billion and the >>>fair value of plan assets was CHF 14.9 billion and CHF 14.3 billion, respectively. As of December 31, 2013 and 2012, the Group plan was overfunded on an ABO basis by CHF 1,869 million and CHF 519 million, respectively. On a PBO basis, the Group plan was overfunded by CHF 1,439 million and CHF 44 million as of December 31, 2013 and 2012, respectively. If the Bank had accounted for the Group plan as a defined benefit pension plan, the Bank would have had to recognize the funded status of the Group plan on a PBO basis of CHF 1,367 million and CHF 42 million as an asset as of December 31, 2013 and 2012, respectively, in the consolidated balance sheets.
If the Bank had accounted for the Group plan as a defined benefit plan, the Bank would have used the assumptions made by the Group for the calculation of the expense and liability associated with the Group plan.
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for information on assumptions made by the Group for Switzerland.

International pension plans
Various defined benefit pension plans cover the Bank’s employees outside Switzerland. These plans provide benefits in the event of retirement, death, disability or termination of employment. Retirement benefits under the plans depend on age, contributions and salary. The Bank’s principal defined benefit pension plans outside Switzerland are located in the US and in the UK. Both plans are funded, closed to new participants and have ceased accruing new benefits. Smaller defined benefit pension plans, both funded and unfunded, are operated in other locations.

Other post-retirement defined benefit plans
In the US, the Bank’s defined benefit plans provide post-retirement benefits other than pension benefits that primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Bank promises to provide health and welfare benefits after the employee retires. The Bank’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.

Benefit costs of defined benefit plans
The net periodic benefit costs for defined benefit pension and other post-retirement defined benefit plans are the costs of the respective plan for a period during which an employee renders services. The actual amount to be recognized is determined using the standard actuarial methodology which considers, among other factors, current service cost, interest cost, expected return on plan assets and the amortization of both prior service cost/(credit) and actuarial losses/(gains) recognized in AOCI.

Components of total benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
in	2013	2012	2011	2013	2012	2011
Total benefit costs (CHF million)
Service costs on benefit obligation	24	30	33	0	1	0
Interest costs on benefit obligation	122	127	123	8	8	7
Expected return on plan assets	(161)	(164)	(160)	0	0	0
Amortization of recognized prior service cost/(credit)	0	(1)	0	0	(2)	(2)
Amortization of recognized actuarial losses/(gains)	79	74	51	13	13	9
Total benefit costs	64	66	47	21	20	14

Total benefit costs reflected in compensation and benefits – other for 2013, 2012 and 2011 were CHF 85 million, CHF 86 million and CHF 61 million, respectively.

Benefit obligation
The following table shows the changes in the PBO, the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the international single-employer defined benefit pension plans and other post-retirement defined benefit plans as well as the ABO for the defined benefit pension plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans
in / end of	2013	2012	2013	2012
PBO (CHF million) [1]
Beginning of the measurement period	2,773	2,675	180	174
Service cost	24	30	0	1
Interest cost	122	127	8	8
Plan amendments	0	0	0	0
Settlements	(4)	0	0	0
Curtailments	(2)	(12)	0	0
Special termination benefits	1	1	0	0
Actuarial losses/(gains)	69	70	(8)	10
Plans removed	0	(6)	0	0
Benefit payments	(97)	(103)	(8)	(8)
Exchange rate losses/(gains)	(43)	(9)	(4)	(5)
End of the measurement period	2,843	2,773	168	180
Fair value of plan assets (CHF million)
Beginning of the measurement period	2,893	2,586	0	0
Actual return on plan assets	183	234	0	0
Employer contributions	67	158	8	8
Settlements	(4)	0	0	0
Benefit payments	(97)	(103)	(8)	(8)
Exchange rate gains/(losses)	(35)	18	0	0
End of the measurement period	3,007	2,893	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	164	120	(168)	(180)
Funded status recognized in the consolidated balance sheet as of December 31	164	120	(168)	(180)
Total amount recognized (CHF million)
Noncurrent assets	520	695	0	0
Current liabilities	(8)	(7)	(8)	(8)
Noncurrent liabilities	(348)	(568)	(160)	(172)
Total amount recognized in the consolidated balance sheet as of December 31	164	120	(168)	(180)
ABO (CHF million) [2]
End of the measurement period	2,785	2,714	–	–
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.

The total net amount recognized in the consolidated balance sheets as of December 31, 2013 and 2012 was an underfunding of CHF 4 million and CHF 60 million, respectively.
In 2013 and 2012, the Bank made contributions of CHF 67 million and CHF 158 million, respectively, to the international single-employer defined benefit pension plans. In 2014, the Bank expects to contribute CHF 110 million to the international single-employer defined benefit pension plans and CHF 8 million to other post-retirement defined benefit plans.

PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2013 and 2012, respectively.

Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		[1]	ABO exceeds fair value of plan assets		[1]
December 31	2013	2012		2013	2012
CHF million
PBO	1,334	1,400		1,319	1,382
ABO	1,307	1,364		1,298	1,354
Fair value of plan assets	978	825		964	810
1 Includes only those defined benefit pension plans where the PBO/ABO exceeded the fair value of plan assets.

Amount recognized in AOCI and other comprehensive income
The following table shows the actuarial gains/(losses) and prior service credit/(cost) which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.

Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plans		Total
end of	2013	2012	2013	2012	2013	2012
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(674)	(617)	(40)	(53)	(714)	(670)
Prior service credit/(cost)	0	0	3	3	3	3
Total	(674)	(617)	(37)	(50)	(711)	(667)

The following tables show the changes in other comprehensive income due to actuarial gains/(losses) and prior service credit/(cost) recognized in AOCI during 2013 and 2012, and the amortization of the aforementioned items as components of net periodic benefit costs for these periods, as well as the amounts expected to be amortized in 2014.

Amounts recognized in other comprehensive income
	International single-employer defined benefit pension plans				Other post-retirement defined benefit plans
in	Gross	Tax		Net	Gross	Tax	Net	Total net
2013 (CHF million)
Actuarial gains/(losses)	(47)	(62)	[1]	(109)	8	(3)	5	(104)
Amortization of actuarial losses/(gains)	79	(29)		50	13	(5)	8	58
Immediate recognition due to curtailment/settlement	2	0		2	0	0	0	2
Total amounts recognized in other comprehensive income	34	(91)		(57)	21	(8)	13	(44)
2012 (CHF million)
Actuarial gains/(losses)	0	0		0	(10)	4	(6)	(6)
Amortization of actuarial losses/(gains)	74	(27)		47	13	(5)	8	55
Amortization of prior service cost/(credit)	(1)	1		0	(2)	1	(1)	(1)
Immediate recognition due to curtailment/settlement	12	(2)		10	0	0	0	10
Total amounts recognized in other comprehensive income	85	(28)		57	1	0	1	58
1
Includes the impact from the valuation allowance recognized on deferred tax assets on one of the Bank's entities in the UK, offsetting the tax benefit of CHF 37 million attributable to the UK pension plan.

Amounts in AOCI, net of tax, expected to be amortized in 2014
in 2014	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
CHF million
Amortization of actuarial losses/(gains)	38	5
Total	38	5

Assumptions

Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plans
December 31	2013	2012	2011	2013	2012	2011
Net periodic benefit cost (%)
Discount rate	4.5	4.8	5.5	4.3	4.7	5.5
Salary increases	4.0	4.0	4.2	–	–	–
Expected long-term rate of return on plan assets	6.2	6.4	7.3	–	–	–
Benefit obligation (%)
Discount rate	4.7	4.5	4.8	5.1	4.3	4.7
Salary increases	4.3	4.0	4.0	–	–	–

Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate is assumed in the cost of covered health care benefits.
The following table provides an overview of health care cost trend rates assumed and the sensitivity of a one percentage point increase or decrease of the rate.

Health care cost trend rates and sensitivity
in / end of	2013	2012	2011
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.00	9.00	9.00
Increase/(decrease) in post-retirement expenses (CHF million)
One percentage point increase in health care cost trend rates	1.3	1.4	1.3
One percentage point decrease in health care cost trend rates	(1.0)	(1.1)	(1.1)
Increase/(decrease) in post-retirement benefit obligation (CHF million)
One percentage point increase in health care cost trend rates	23	27	23
One percentage point decrease in health care cost trend rates	(19)	(22)	(19)
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 5 % by 2021.

The annual health care cost trend rate used to determine the defined benefit cost for 2014 is 8.00%.

Plan assets and investment strategy
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse Group for further information.

As of December 31, 2013 and 2012, no Group debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.

Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2013 and 2012, for the Bank’s defined benefits plans.

Plan assets measured at fair value on a recurring basis
	2013						2012
end of	Level 1		Level 2		Level 3	Total	Level 1	Level 2		Level 3	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	66		333		0	399	0	394		0	394
Debt securities	335		1,017		177	1,529	234	1,128		71	1,433
of which governments	335		30		0	365	234	8		0	242
of which corporates	0		987		177	1,164	0	1,120	[2]	71	1,191
Equity securities	172		441		0	613	188	325	[2]	0	513
Real estate – indirect	0		0		94	94	0	0		89	89
Alternative investments	(23)		290		7	274	0	335		34	369
of which private equity	0		0		0	0	0	0		4	4
of which hedge funds	0		264		3	267	0	94	[2]	30	124
of which other	(23)	[1]	26	[1]	4	7	0	241	[1]	0	241
Other investments	0		98		0	98	0	95		0	95
Total plan assets at fair value	550		2,179		278	3,007	422	2,277		194	2,893
1 Primarily related to derivative instruments.
2 Prior period has been corrected to reclassify certain plan assets from equity securities to corporate debt and hedge funds, respectively.

Plan assets measured at fair value on a recurring basis for level 3
				Actual return on plan assets
	Balance at beginning of period	Transfers in	Transfers out	On assets still held at reporting date	On assets sold during the period	Purchases, sales, settlements	Foreign currency translation impact	Balance at end of period
2013 (CHF million)
Debt securities – corporates	71	1	(1)	5	0	103	(2)	177
Real estate – indirect	89	0	0	7	0	0	(2)	94
Alternative investments	34	2	0	(5)	7	(27)	(4)	7
of which private equity	4	0	0	(1)	0	(3)	0	0
of which hedge funds	30	2	0	(4)	3	(28)	0	3
of which other	0	0	0	0	4	4	(4)	4
Total plan assets at fair value	194	3	(1)	7	7	76	(8)	278
2012 (CHF million)
Debt securities – corporates	90	0	(28)	9	3	(3)	0	71
Real estate – indirect	84	0	0	6	0	1	(2)	89
Alternative investments	90	0	0	0	3	(56)	(3)	34
of which private equity	9	0	0	(1)	2	(6)	0	4
of which hedge funds	81	0	0	1	1	(50)	(3)	30
Total plan assets at fair value	264	0	(28)	15	6	(58)	(5)	194

Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date including the performance of each asset class.

Weighted-average plan asset allocation
December 31	2013	2012
Weighted-average plan asset allocation (%)
Cash and cash equivalents	13.3	13.6
Debt securities	50.7	49.5	[1]
Equity securities	20.4	17.8	[1]
Real estate	3.1	3.1
Alternative investments	9.2	12.7	[1]
Insurance	3.3	3.3
Total	100.0	100.0
1 Prior period has been corrected to reclassify certain plan assets from equity securities to debt securities and alternative investments, respectively.

The following table shows the target plan asset allocation for 2014 in accordance with the Bank’s investment strategy. The target plan asset allocation is used to determine the expected return on plan assets to be considered in the net periodic benefit costs for 2014.

Weighted-average target plan asset allocation for 2014
2014 (%)
Cash and cash equivalents	0
Debt securities	59
Equity securities	25
Real estate	3
Alternative investments	10
Insurance	3
Total	100

Estimated future benefit payments for defined benefit plans
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.

Estimated future benefit payments for defined benefit plans
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plans
Estimated future benefit payments (CHF million)
2014	64	8
2015	73	9
2016	74	10
2017	80	10
2018	96	11
For five years thereafter	615	59

30 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.

Hedge accounting
Cash flow hedges
As of the end of 2013, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was three years.

Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2013	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	9,366.2	2.5	2.6	0.0	0.0	0.0
Swaps	30,593.2	399.7	393.7	63.7	2.7	0.6
Options bought and sold (OTC)	3,889.5	44.3	44.9	0.0	0.0	0.0
Futures	830.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	705.9	0.3	0.2	0.0	0.0	0.0
Interest rate products	45,385.6	446.8	441.4	63.7	2.7	0.6
Forwards	2,098.6	21.6	21.5	30.5	0.3	0.1
Swaps	1,382.2	28.8	39.2	0.0	0.0	0.0
Options bought and sold (OTC)	815.6	10.7	11.6	9.4	0.0	0.0
Futures	48.8	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	5.5	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,350.7	61.2	72.5	39.9	0.3	0.1
Forwards	4.0	0.7	0.1	0.0	0.0	0.0
Swaps	236.1	5.4	8.0	0.0	0.0	0.0
Options bought and sold (OTC)	225.7	12.4	12.1	0.0	0.0	0.0
Futures	50.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	416.2	17.0	17.2	0.0	0.0	0.0
Equity/index-related products	932.6	35.5	37.4	0.0	0.0	0.0
Credit derivatives [2]	1,483.3	26.8	27.2	0.0	0.0	0.0
Forwards	19.2	0.7	1.1	0.0	0.0	0.0
Swaps	45.5	2.9	2.5	0.0	0.0	0.0
Options bought and sold (OTC)	35.1	1.1	1.0	0.0	0.0	0.0
Futures	31.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	48.9	0.7	0.9	0.0	0.0	0.0
Other products [3]	179.8	5.4	5.5	0.0	0.0	0.0
Total derivative instruments	52,332.0	575.7	584.0	103.6	3.0	0.7
The notional amount, PRV and NRV (trading and hedging) was CHF 52,435.6 billion, CHF 578.7 billion and CHF 584.7 billion, respectively, as of December 31, 2013.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading				Hedging			[1]
end of 2012	Notional amount		Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	8,055.9		2.6	2.5	0.0	0.0	0.0
Swaps	29,159.0		635.8	630.1	58.0	3.8	1.3
Options bought and sold (OTC)	3,739.9		62.4	62.6	0.0	0.0	0.0
Futures	1,145.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	952.0		0.3	0.2	0.0	0.0	0.0
Interest rate products	43,052.2		701.1	695.4	58.0	3.8	1.3
Forwards	2,134.1		21.6	21.3	19.6	0.2	0.1
Swaps	1,336.4		32.1	46.6	0.0	0.0	0.0
Options bought and sold (OTC)	985.3		9.7	10.7	0.0	0.0	0.0
Futures	83.8	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	3.6		0.0	0.0	0.0	0.0	0.0
Foreign exchange products	4,543.2		63.4	78.6	19.6	0.2	0.1
Forwards	5.5		0.6	0.0	0.0	0.0	0.0
Swaps	211.1		4.5	5.9	0.0	0.0	0.0
Options bought and sold (OTC)	215.1		11.5	11.1	0.0	0.0	0.0
Futures	74.4		0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	338.2		13.7	14.1	0.0	0.0	0.0
Equity/index-related products	844.3		30.3	31.1	0.0	0.0	0.0
Credit derivatives [3]	1,694.5		30.6	29.8	0.0	0.0	0.0
Forwards	31.3		1.1	1.4	0.0	0.0	0.0
Swaps	55.3		3.6	3.1	0.0	0.0	0.0
Options bought and sold (OTC)	54.2		1.6	1.6	0.0	0.0	0.0
Futures	35.5	[2]	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	50.4		1.6	1.7	0.0	0.0	0.0
Other products [4]	226.7		7.9	7.8	0.0	0.0	0.0
Total derivative instruments	50,360.9		833.3	842.7	77.6	4.0	1.4
The notional amount, PRV and NRV (trading and hedging) was CHF 50,438.5 billion, CHF 837.3 billion and CHF 844.1 billion, respectively, as of December 31, 2012.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Prior period amounts have been corrected to reclassify the notional amounts from other products to foreign exchange products.
3 Primarily credit default swaps.
4 Primarily precious metals, commodity, energy and emission products.

Fair value hedges
in	2013	2012	2011
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	378	849	634
Foreign exchange products	(9)	(13)	20
Total	369	836	654
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(375)	(894)	(672)
Foreign exchange products	9	13	(20)
Total	(366)	(881)	(692)
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	3	(45)	(38)
Represents gains/(losses) recognized in trading revenues.

Cash flow hedges
in	2013	2012	2011
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	7	8	0
Foreign exchange products	0	0	(5)
Total	7	8	(5)
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products [1]	3	0	0
Foreign exchange products [2]	0	0	31
Total	3	0	31
Details of cash flow hedges (CHF million)
Net gains on the ineffective portion [1]	1	0	0
1 Included in trading revenues.
2 Included in commissions and fees.

The net gain associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 6 million.

Net investment hedges
in	2013	2012	2011
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	504	(81)	280
Total	504	(81)	280
Gains/(losses) reclassified from AOCI into income (CHF million)
Foreign exchange products [1]	2	75	4
Total	2	75	4
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

Contingent credit risk
	2013				2012
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties		Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	11.7	1.1	0.1	12.9	15.3		1.4	0.6	17.3
Collateral posted	10.6	1.2	–	11.8	13.4		1.4	–	14.8
Additional collateral required in a one-notch downgrade event	0.6	0.8	0.0	1.4	0.2		0.5	0.0	0.7
Additional collateral required in a two-notch downgrade event	2.3	1.1	0.0	3.4	2.7	[1]	1.5	0.5	4.7
1 Additional collateral required in a two-notch downgrade event has been corrected.

Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group for further information.

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
Certain cash >>>collateralized debt obligations (CDOs) and other instruments were excluded as they do not fall within the scope of US GAAP rules. >>>Total return swaps (TRS) of CHF 7.4 billion and CHF 6.0 billion as of December 31, 2013 and 2012, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.

Credit protection sold/purchased
	2013						2012
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold		Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(305.9)	287.9		(18.0)	37.7	5.2	(394.6)		373.9		(20.7)	56.0		2.5
Non-investment grade	(108.7)	104.9		(3.8)	10.5	2.5	(135.4)		129.3		(6.1)	11.3		(0.4)
Total single-name instruments	(414.6)	392.8		(21.8)	48.2	7.7	(530.0)	[3]	503.2	[3]	(26.8)	67.3	[3]	2.1	[3]
of which sovereign	(88.1)	85.0		(3.1)	8.9	(0.4)	(119.4)		117.1		(2.3)	10.3		(0.7)
of which non-sovereign	(326.5)	307.8		(18.7)	39.3	8.1	(410.6)		386.1		(24.5)	57.0		2.8
Multi-name instruments (CHF billion)
Investment grade [2]	(219.1)	212.1		(7.0)	47.3	3.3	(222.2)		207.1		(15.1)	20.6		(0.7)
Non-investment grade	(65.0)	59.0	[4]	(6.0)	13.5	1.5	(62.8)		56.1	[4]	(6.7)	9.8		(1.6)
Total multi-name instruments	(284.1)	271.1		(13.0)	60.8	4.8	(285.0)	[3]	263.2	[3]	(21.8)	30.4	[3]	(2.3)	[3]
of which sovereign	(10.8)	10.9		0.1	1.1	0.0	(13.5)		13.1		(0.4)	0.4		(0.1)
of which non-sovereign	(273.3)	260.2		(13.1)	59.7	4.8	(271.5)		250.1		(21.4)	30.0		(2.2)
Total instruments (CHF billion)
Investment grade [2]	(525.0)	500.0		(25.0)	85.0	8.5	(616.8)		581.0		(35.8)	76.6		1.8
Non-investment grade	(173.7)	163.9		(9.8)	24.0	4.0	(198.2)		185.4		(12.8)	21.1		(2.0)
Total instruments	(698.7)	663.9		(34.8)	109.0	12.5	(815.0)		766.4		(48.6)	97.7		(0.2)
of which sovereign	(98.9)	95.9		(3.0)	10.0	(0.4)	(132.9)		130.2		(2.7)	10.7		(0.8)
of which non-sovereign	(599.8)	568.0		(31.8)	99.0	12.9	(682.1)		636.2		(45.9)	87.0		0.6
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Credit protection instruments have been corrected to reclassify certain single-name instruments to multi-name instruments.
4 Includes the Clock Finance transaction.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.

Credit derivatives
end of	2013	2012
Credit derivatives (CHF billion)
Credit protection sold	698.7	815.0
Credit protection purchased	663.9	766.4
Other protection purchased	109.0	97.7
Other instruments [1]	11.7	15.4
Total credit derivatives	1,483.3	1,694.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.

Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2013 (CHF billion)
Single-name instruments	91.2	281.4	42.0	414.6
Multi-name instruments	19.2	208.2	56.7	284.1
Total instruments	110.4	489.6	98.7	698.7
2012 (CHF billion)
Single-name instruments	125.0	326.0	79.0	530.0
Multi-name instruments	42.7	171.0	71.3	285.0
Total instruments	167.7	497.0	150.3	815.0

31 Guarantees and commitments
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2013 (CHF million)
Credit guarantees and similar instruments	2,820	1,125	396	569	4,910	4,762		34	2,330
Performance guarantees and similar instruments	4,337	1,733	981	136	7,187	6,265		83	3,277
Securities lending indemnifications	11,479	0	0	0	11,479	11,479		0	11,479
Derivatives [2]	18,247	9,544	1,960	1,899	31,650	31,650		715	–	[3]
Other guarantees	3,894	811	193	193	5,091	5,068		3	2,606
Total guarantees	40,777	13,213	3,530	2,797	60,317	59,224		835	19,692
2012 (CHF million)
Credit guarantees and similar instruments [4]	10,101	1,541	334	606	12,582	12,195		53	1,918
Performance guarantees and similar instruments	5,047	1,599	951	1,750	9,347	8,608		135	3,307
Securities lending indemnifications	12,211	0	0	0	12,211	12,211		0	12,211
Derivatives [2]	21,197	9,951	1,833	2,434	35,415	35,415		985	–	[3]
Other guarantees	4,172	684	281	144	5,281	5,260		3	2,789
Total guarantees	52,728	13,775	3,399	4,934	74,836	73,689		1,176	20,225
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
4 Prior period has been corrected.

Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) or by the compulsory liquidation of another deposit-taking bank, the Bank’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Bank, the Bank’s share in the deposit insurance guarantee program for the period July 1, 2013 to June 30, 2014 is CHF 0.5 billion. These deposit insurance guarantees were reflected in other guarantees.
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.

PAF2 transaction
The Bank’s results are impacted by the risk of counterparty defaults and the potential for changes in counterparty credit spreads related to derivative trading activities of the Bank. In the first quarter of 2012, the Bank entered into the PAF2 transaction to hedge the counterparty credit risk of a referenced portfolio of derivatives and their credit spread volatility. The hedge covered approximately USD 12 billion notional amount of expected positive exposure from counterparties of the Bank, and was addressed in three layers: (i) first loss (USD 0.5 billion), (ii) mezzanine (USD 0.8 billion) and (iii) senior (USD 11 billion). The first loss element was retained by the Bank and actively managed through normal credit procedures. The mezzanine layer was hedged by transferring the risk of default and counterparty credit spread movements to eligible employees in the form of PAF2 awards, as part of their deferred compensation granted in the annual compensation process.
The model used to value the PAF2 awards is the standard Gaussian copula valuation model used for synthetic CDO trades with adjustments necessary to incorporate the specific nature of the PAF2 transaction. The key model inputs are notional value, correlation assumption, credit spreads, liquidity and recovery rates of the portfolio, the Bank’s own credit spread and the maturity of the trade. In the model, the credit spreads of the counterparties determine the respective probability of default. Such probability is used to compute the expected value of the cash flows contingent on survival and on default of the counterparties in the reference portfolio. The credit spreads are sourced using observable data from CDS on the specific reference entity. Where a specific reference entity curve does not exist for a reference name in the portfolio, a proxy curve is used. The expected value of the counterparty exposure on default determines the equivalent notional value for the given name. This is computed from the effective positive exposure which is the weighted average over time of the expected exposure used by the Bank for counterparty risk management. As of December 31, 2013, the carrying value of the PAF2 awards was CHF 649 million. The amount of the PAF2 awards compensation expense for 2013 was CHF 83 million and is included in the amount reflected in the “Deferred compensation expense” table in Note 27 – Employee deferred compensation, which includes deferred compensation expense for a smaller plan unrelated to the hedging aspects of this transaction.
The Bank had purchased protection on the senior layer to hedge against the potential for future counterparty credit spread volatility. This was executed through a credit default swap (CDS), accounted for at fair value, with a third-party entity. The value of the senior layer was calculated using the same model as for the PAF2 awards. The Bank also had a credit support facility with this entity that allowed the Bank to provide credit support in connection with other assets that are commonly financed through the issuance of commercial paper (CP) and, in connection with the CDS, to provide immediately available funding to this entity in certain circumstances. Among others, such circumstances included: (i) a disruption of the CP market such that the entity could not issue or roll a CP to fund the CDS payment or repay a maturing CP; (ii) the interest payable on the CP exceeded certain thresholds and the Bank instructed the entity to draw on the facility instead of issuing a CP; (iii) a CP was issued by the entity to fund a CDS payment and subsequently the short-term rating of the facility provider was downgraded; or (iv) to repay any outstanding CP at the maturity date of the facility. Any funded amount could be settled by the assignment of the rights and obligations of the CDS to the Bank. The credit support facility was accounted for on an accrual basis.
In December 2012, the >>>Basel Committee on Banking Supervision (BCBS) published updated regulatory guidance that made the PAF2 transaction as it was structured ineligible for counterparty credit spread hedging under the >>>Basel III framework. As a result of this new guidance, the Bank had the right to exercise a regulatory call to restructure or terminate the CDS and the credit support facility layer at par and terminate the mezzanine layer at fair value. In October 2013, the Bank exercised the call to terminate the CDS and the credit support facility at par.
As of December 31, 2013, the mezzanine layer in the form of PAF2 awards remained in place. In February 2014, the Bank terminated the PAF2 awards and exchanged them at fair value for other compensation awards in the form of either Contingent Capital Awards or for an interest in a fund at the discretion of the award holders.
> Refer to “Note 27 – Employee deferred compensation” for further information.

Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold.
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.

With respect to its outstanding repurchase claims, the Bank is unable to estimate reasonably possible losses in excess of the amounts accrued because of the heterogeneity of its portfolio, the complexity of legal and factual determinations related to each claim, the limited amount of discovery and/or other factors.
The following tables present the total amount of residential mortgage loans sold during the period from January 1, 2004 to December 31, 2013 by counterparty type and the development of outstanding repurchase claims and provisions for outstanding repurchase claims in 2013 and 2012, including realized losses from the repurchase of residential mortgage loans sold.

Residential mortgage loans sold
January 1, 2004 to December 31, 2013 (USD billion)
Government-sponsored enterprises	8.2
Private investors [1]	23.5
Non-agency securitizations	133.8	[2]
Total	165.5
1 Primarily banks.
2
The outstanding balance of residential mortgage loans sold was USD 26.2 billion as of December 31, 2013. The difference of the total balance of mortgage loans sold and the outstanding balance as of December 31, 2013 was attributable to borrower payments of USD 88.9 billion and losses of USD 18.7 billion due to loan defaults.

Residential mortgage loans sold – outstanding repurchase claims
	2013						2012
	Government- sponsored enterprises	Private investors	Non- agency securiti- zations		Total		Government- sponsored enterprises	Private investors	Non- agency securiti- zations	Total
Outstanding repurchase claims (USD million)
Balance at beginning of period	67	464	1,395		1,926		68	432	243	743
New claims	69	139	1,039		1,247		58	57	2,032	2,147
Claims settled through repurchases	(4)	(1)	(2)		(7)	[1]	(7)	0	(7)	(14)	[1]
Other settlements	(31)	(178)	(7)		(216)	[2]	(15)	(7)	(32)	(54)	[2]
Total claims settled	(35)	(179)	(9)		(223)		(22)	(7)	(39)	(68)
Claims rescinded	(24)	(4)	0		(28)		(37)	(18)	0	(55)
Transfers to/from arbitration and litigation, net [3]	0	0	(2,342)	[4]	(2,342)		0	0	(841)	(841)
Balance at end of period	77	420	83		580		67	464	1,395	1,926
1 Settled at a repurchase price of USD 6 million and USD 15 million in 2013 and 2012, respectively.
2 Settled at USD 48 million and USD 41 million in 2013 and 2012, respectively.
3 Refer to "Note 36 – Litigation" for repurchase claims that are in arbitration or litigation.
4 Transfers to arbitration and litigation disclosed in 2013 include portfolios of claims of approximately USD 0.3 billion for which formal legal proceedings had commenced in prior periods.

Provisions for outstanding repurchase claims
	2013		2012
Provisions for outstanding repurchase claims (USD million) [1]
Balance at beginning of period	55		59
Increase/(decrease) in provisions, net	145		52
Realized losses [2]	(54)	[3]	(56)	[4]
Balance at end of period	146	[3]	55	[5]
1 Excludes provisions for repurchase claims related to residential mortgage loans sold that are in arbitration or litigation. Refer to "Note 36 – Litigation" for further information.
2 Includes indemnifications paid to resolve loan repurchase claims.
3 Primarily related to government-sponsored enterprises and private investors.
4 Primarily related to government-sponsored enterprises and non-agency securitizations.
5 Primarily related to government-sponsored enterprises.

Lease commitments
Lease commitments (CHF million)
2014	579
2015	526
2016	473
2017	412
2018	365
Thereafter	3,062
Future operating lease commitments	5,417
Less minimum non-cancellable sublease rentals	171
Total net future minimum lease commitments	5,246

Rental expense for operating leases
in	2013	2012	2011
Rental expense for operating leases (CHF million)
Minimum rental expense	642	629	549
Sublease rental income	(85)	(97)	(96)
Total net expenses for operating leases	557	532	453

Operating lease commitments
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.

Sale-leaseback transactions
In the first quarter of 2012, the Bank sold the office complex of its European headquarters at One Cabot Square in London to OCS Investment S.à.r.l. and leased back this property under an operating lease arrangement for 22 years, with two options to extend the lease by five years each. OCS Investment S.à.r.l. is a company wholly owned by the Qatar Investment Authority, which is a minority shareholder of the Group.
In the fourth quarter of 2012, the Bank sold the Uetlihof office complex in Zurich, the Bank’s principal office building worldwide, to Norges Bank, a minority shareholder of the Group, and leased back this property under an operating lease arrangement for 25 years, with the option to extend the lease by up to 15 years. Norges Bank, through its Investment Management unit, was acting as the buyer on behalf of the Norwegian Government Pension Fund Global.
During 2013 and 2012, the Bank entered into several smaller sale-leaseback transactions in respect of own property, which were all recognized as operating lease arrangements with lease terms of between two and ten years and between five and ten years, respectively. The total contractual rental expenses were CHF 78 million for the 2013 sale-leaseback transactions and CHF 41 million for the 2012 sale-leaseback transactions.

Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount		Total net amount	[1]	Collateral received
2013 (CHF million)
Irrevocable commitments under documentary credits	5,478	27	1	0	5,506		5,446		3,380
Irrevocable loan commitments	27,154	26,852	35,326	7,483	96,815	[2]	92,557		47,995
Forward reverse repurchase agreements	26,893	0	0	0	26,893		26,893		26,893
Other commitments	2,436	1,020	103	286	3,845		3,845		351
Total other commitments	61,961	27,899	35,430	7,769	133,059		128,741		78,619
2012 (CHF million)
Irrevocable commitments under documentary credits	6,210	35	6	0	6,251		6,054		3,219
Irrevocable loan commitments	32,632	23,610	37,790	6,022	100,054	[2]	94,582		32,759
Forward reverse repurchase agreements	45,556	0	0	0	45,556		45,556		45,556
Other commitments	906	863	171	575	2,515		2,515		131
Total other commitments	85,304	24,508	37,967	6,597	154,376		148,707		81,665
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 87,161 million and CHF 75,832 million of unused credit limits as of December 31, 2013 and 2012, respectively, which were revocable at the Bank's sole discretion upon notice to the client. The prior period has been adjusted to the current presentation.

> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse Group for further information.

32 Transfers of financial assets and variable interest entities
Transfers of financial assets
Securitizations
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in V – Credit Suisse Group – Consolidated financial statements for further information.

The following table provides the gains or losses and proceeds from the transfer of assets relating to 2013, 2012 and 2011 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization occurred.

Securitizations
in	2013	2012	2011
Gains and cash flows (CHF million)
CMBS
Net gain [1]	4	56	6
Proceeds from transfer of assets	5,574	6,156	974
Servicing fees	0	0	1
Cash received on interests that continue to be held	70	57	205
RMBS
Net gain/(loss) [1]	(8)	3	65
Proceeds from transfer of assets	24,523	15,143	30,695
Purchases of previously transferred financial assets or its underlying collateral	(10)	(25)	(4)
Servicing fees	4	3	3
Cash received on interests that continue to be held	486	554	382
Other asset-backed financings
Net gain [1]	15	83	24
Proceeds from transfer of assets	915	591	1,268
Purchases of previously transferred financial assets or its underlying collateral [2]	(213)	(621)	(256)
Servicing fees	0	0	1
Cash received on interests that continue to be held	633	1,350	701
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

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 2013 and 2012, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2013	2012
CHF million
CMBS
Principal amount outstanding	37,308	30,050
Total assets of SPE	48,715	45,407
RMBS
Principal amount outstanding	45,571	58,112
Total assets of SPE	48,741	60,469
Other asset-backed financings
Principal amount outstanding	27,854	32,805
Total assets of SPE	27,854	32,805
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

Key economic assumptions at the time of transfer
> Refer to “Note 33 – Financial instruments” for further information on fair value hierarchy.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2013							2012
at time of transfer			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			633				2,993			761				2,219
of which level 2			476				2,879			654				2,090
of which level 3			156				114			107				129
Weighted-average life, in years			7.3				7.7			8.4				5.0
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	2.0	–	31.0			–	[2]	0.1	–	34.9
Cash flow discount rate (rate per annum), in % [3]	1.6	–	11.6		0.0	–	45.9	0.8	–	10.7		0.1	–	25.7
Expected credit losses (rate per annum), in %	0.0	–	7.5		0.0	–	45.8	0.5	–	9.0		0.0	–	25.1
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Sensitivity analysis
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 2013 and 2012.

Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2013											2012
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,132				2,354			284				274				1,929			692
of which non-investment grade			26				359			204				90				342			686
Weighted-average life, in years			6.5				8.6			3.7				4.0				5.2			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	23.5			–				–		0.1	–	27.6			–
Impact on fair value from 10% adverse change			–				(26.6)			–				–				(38.5)			–
Impact on fair value from 20% adverse change			–				(48.6)			–				–				(74.3)			–
Cash flow discount rate (rate per annum), in % [4]	1.1	–	37.1		1.7	–	22.4	1.0	–	23.1		1.1	–	50.2		0.2	–	42.8	0.7	–	51.7
Impact on fair value from 10% adverse change			(25.5)				(65.0)			(2.4)				(14.8)				(62.8)			(1.0)
Impact on fair value from 20% adverse change			(50.0)				(124.9)			(4.9)				(19.9)				(93.5)			(1.8)
Expected credit losses (rate per annum), in %	0.2	–	36.6		0.1	–	17.3	0.7	–	21.0		0.9	–	49.5		0.9	–	42.8	0.3	–	51.4
Impact on fair value from 10% adverse change			(10.9)				(42.2)			(0.4)				(14.4)				(55.9)			(0.8)
Impact on fair value from 20% adverse change			(21.5)				(79.6)			(0.7)				(19.2)				(80.3)			(1.6)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100 % prepayment assumption assumes a prepayment rate of 0.2 % per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 % thereafter during the term of the mortgage loan, leveling off to a CPR of 6 % per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR .

4 The rate was based on the weighted-average yield on the beneficial interests.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 2013 and 2012.

Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2013	2012
CHF million
CMBS
Other assets	432	467
Liability to SPE, included in Other liabilities	(432)	(467)
Other asset-backed financings
Trading assets	216	1,171
Other assets	157	913
Liability to SPE, included in Other liabilities	(373)	(2,084)

Variable interest entities
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse Group for further information.

Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2013 (CHF million)
Cash and due from banks	702	1	2	100	87	60	952
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,959	0	0	0	0	1,959
Trading assets	869	51	3	1,687	665	335	3,610
Investment securities	0	100	0	0	0	0	100
Other investments	0	0	0	0	1,491	492	1,983
Net loans	0	2,012	885	0	779	531	4,207
Premises and equipment	0	0	0	0	415	66	481
Other assets	7,516	1,473	3,353	0	307	1,680	14,329
of which loans held-for-sale	7,479	0	3,093	0	56	0	10,628
Total assets of consolidated VIEs	9,087	5,596	4,243	1,787	3,744	3,164	27,621
Customer deposits	0	0	0	0	0	265	265
Trading liabilities	9	0	0	0	8	76	93
Short-term borrowings	0	4,280	0	7	0	(1)	4,286
Long-term debt	9,067	17	3,187	179	93	449	12,992
Other liabilities	34	16	67	2	152	439	710
Total liabilities of consolidated VIEs	9,110	4,313	3,254	188	253	1,228	18,346
2012 (CHF million)
Cash and due from banks	1,534	27	0	125	44	20	1,750
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	117	0	0	0	0	117
Trading assets	1,064	196	14	1,861	565	997	4,697
Investment securities	0	23	0	0	0	0	23
Other investments	0	0	0	0	1,712	577	2,289
Net loans	0	4,360	859	0	405	429	6,053
Premises and equipment	0	0	0	0	474	72	546
Other assets	7,369	1,637	3,111	4	571	1,816	14,508
of which loans held-for-sale	7,324	0	3,110	0	71	0	10,505
Total assets of consolidated VIEs	9,967	6,360	3,984	1,990	3,771	3,911	29,983
Customer deposits	0	0	0	0	0	247	247
Trading liabilities	20	0	0	0	4	101	125
Short-term borrowings	0	5,776	0	3	0	0	5,779
Long-term debt	9,944	14	3,608	500	38	428	14,532
Other liabilities	45	6	97	7	167	842	1,164
Total liabilities of consolidated VIEs	10,009	5,796	3,705	510	209	1,618	21,847

Non-consolidated VIEs
Non-consolidated VIE assets are related to the non-consolidated VIEs with which the Bank has variable interests. These amounts represent the assets of the entities themselves and are typically unrelated to the exposures the Bank has with the entity and thus are not amounts that are considered for risk management purposes.

Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
2013 (CHF million)
Trading assets	183	4,920	979	725	713	7,520
Net loans	2	613	2,712	2,856	1,282	7,465
Other assets	0	0	47	0	6	53
Total variable interest assets	185	5,533	3,738	3,581	2,001	15,038
Maximum exposure to loss	186	7,496	3,926	7,433	2,090	21,131
Non-consolidated VIE assets	10,211	101,524	55,509	31,144	8,525	206,913
2012 (CHF million)
Trading assets	100	3,210	1,143	868	600	5,921
Net loans	8	111	2,048	3,572	1,668	7,407
Other assets	0	17	49	0	4	70
Total variable interest assets	108	3,338	3,240	4,440	2,272	13,398
Maximum exposure to loss	108	14,123	3,475	4,906	3,039	25,651
Non-consolidated VIE assets	5,163	103,990	52,268	22,304	6,486	190,211

33 Financial instruments
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group for further information.

Assets and liabilities measured at fair value on a recurring basis
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	527	0	0		527
Interest-bearing deposits with banks	0	311	0	0		311
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	96,383	204	0		96,587
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Securities received as collateral	21,098	1,702	0	0		22,800
Debt	41,829	63,217	5,069	0		110,115
of which foreign governments	40,199	6,980	230	0		47,409
of which corporates	14	24,267	2,128	0		26,409
of which RMBS	0	23,343	436	0		23,779
of which CMBS	0	5,255	417	0		5,672
of which CDO	0	3,305	1,567	0		4,872
Equity	70,463	5,777	595	0		76,835
Derivatives	6,610	563,882	5,217	(543,922)		31,787
of which interest rate products	1,065	444,187	1,574	–		–
of which foreign exchange products	8	60,732	484	–		–
of which equity/index-related products	5,278	28,941	1,240	–		–
of which credit derivatives	0	25,662	1,138	–		–
Other	3,690	4,480	2,829	0		10,999
Trading assets	122,592	637,356	13,710	(543,922)		229,736
Debt	1,164	362	0	0		1,526
of which foreign governments	1,162	2	0	0		1,164
of which corporates	0	262	0	0		262
of which CDO	0	100	0	0		100
Equity	1	98	2	0		101
Investment securities	1,165	460	2	0		1,627
Private equity	0	0	3,339	0		3,339
of which equity funds	0	0	2,230	0		2,230
Hedge funds	0	289	392	0		681
of which debt funds	0	174	329	0		503
Other equity investments	283	55	1,632	0		1,970
of which private	0	15	1,631	0		1,646
Life finance instruments	0	0	1,600	0		1,600
Other investments	283	344	6,963	0		7,590
Loans	0	11,459	7,998	0		19,457
of which commercial and industrial loans	0	6,302	5,309	0		11,611
of which financial institutions	0	4,484	1,322	0		5,806
Other intangible assets (mortgage servicing rights)	0	0	42	0		42
Other assets	4,861	21,426	6,159	(928)		31,518
of which loans held-for-sale	0	12,770	5,615	0		18,385
Total assets at fair value	149,999	769,968	35,078	(544,850)		410,195
Less other investments - equity at fair value attributable to noncontrolling interests	(246)	(149)	(2,781)	0		(3,176)
Less assets consolidated under ASU 2009-17 [2]	0	(8,996)	(2,458)	0		(11,454)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	149,753	760,823	29,839	(544,850)		395,565
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2013	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	1,460	0	0		1,460
Customer deposits	0	3,186	55	0		3,241
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	75,990	114	0		76,104
Debt	409	1,592	0	0		2,001
of which corporates	0	1,558	0	0		1,558
Equity	20,689	110	0	0		20,799
Obligation to return securities received as collateral	21,098	1,702	0	0		22,800
Debt	19,037	5,312	2	0		24,351
of which foreign governments	18,863	603	0	0		19,466
of which corporates	1	4,132	2	0		4,135
Equity	15,476	309	17	0		15,802
Derivatives	5,879	572,717	5,545	(547,482)		36,659
of which interest rate products	896	439,502	1,129	–		–
of which foreign exchange products	14	71,588	938	–		–
of which equity/index-related products	4,691	30,800	1,896	–		–
of which credit derivatives	0	25,942	1,230	–		–
Trading liabilities	40,392	578,338	5,564	(547,482)		76,812
Short-term borrowings	0	5,888	165	0		6,053
Long-term debt	0	52,073	9,780	0		61,853
of which treasury debt over two years	0	9,081	0	0		9,081
of which structured notes over two years	0	20,680	6,217	0		26,897
of which non-recourse liabilities	0	9,509	2,552	0		12,061
Other liabilities	0	19,386	2,859	(274)		21,971
of which failed sales	0	638	1,143	0		1,781
Total liabilities at fair value	61,490	738,023	18,537	(547,756)		270,294
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	569	0	0		569
Interest-bearing deposits with banks	0	627	0	0		627
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113,664	0	0		113,664
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Securities received as collateral	29,677	368	0	0		30,045
Debt	55,592	74,392	5,830	0		135,814
of which foreign governments	53,918	11,032	79	0		65,029
of which corporates	1	25,933	3,192	0		29,126
of which RMBS	0	30,392	724	0		31,116
of which CMBS	0	4,335	1,023	0		5,358
of which CDO	0	2,620	447	0		3,067
Equity	66,715	7,745	485	0		74,945
Derivatives	3,428	823,181	6,650	(799,843)		33,416
of which interest rate products	703	698,494	1,859	–		–
of which foreign exchange products	1	62,619	754	–		–
of which equity/index-related products	2,538	25,885	1,920	–		–
of which credit derivatives	0	29,274	1,294	–		–
Other	7,205	2,736	2,486	0		12,427
Trading assets	132,940	908,054	15,451	(799,843)		256,602
Debt	1,334	341	169	0		1,844
of which foreign governments	1,333	1	21	0		1,355
of which corporates	0	340	125	0		465
of which CDO	0	0	24	0		24
Equity	4	90	1	0		95
Investment securities	1,338	431	170	0		1,939
Private equity	0	0	3,855	0		3,855
of which equity funds	0	0	2,530	0		2,530
Hedge funds	0	470	165	0		635
of which debt funds	0	349	84	0		433
Other equity investments	271	69	2,244	0		2,584
of which private	0	61	2,245	0		2,306
Life finance instruments	0	0	1,818	0		1,818
Other investments	271	539	8,082	0		8,892
Loans	0	13,381	6,619	0		20,000
of which commercial and industrial loans	0	6,191	4,778	0		10,969
of which financial institutions	0	5,934	1,530	0		7,464
Other intangible assets (mortgage servicing rights)	0	0	43	0		43
Other assets	5,439	26,802	5,164	(146)		37,259
of which loans held-for-sale	0	14,899	4,463	0		19,362
Total assets at fair value	169,665	1,064,435	35,529	(799,989)		469,640
Less other investments - equity at fair value attributable to noncontrolling interests	(240)	(99)	(3,292)	0		(3,631)
Less assets consolidated under ASU 2009-17 [2]	0	(8,769)	(2,745)	0		(11,514)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	169,425	1,055,567	29,492	(799,989)		454,495
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2012	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	3,431	0	0		3,431
Customer deposits	0	4,601	25	0		4,626
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	108,784	0	0		108,784
Debt	92	350	0	0		442
of which corporates	0	320	0	0		320
Equity	29,585	18	0	0		29,603
Obligation to return securities received as collateral	29,677	368	0	0		30,045
Debt	25,782	7,015	196	0		32,993
of which foreign governments	25,624	1,476	0	0		27,100
of which corporates	0	5,030	196	0		5,226
Equity	18,109	389	6	0		18,504
Derivatives	3,174	834,413	5,154	(803,147)		39,594
of which interest rate products	628	693,525	1,357	–		–
of which foreign exchange products	1	76,988	1,648	–		–
of which equity/index-related products	2,305	27,749	1,003	–		–
of which credit derivatives	0	28,952	819	–		–
Trading liabilities	47,065	841,817	5,356	(803,147)		91,091
Short-term borrowings	0	4,389	124	0		4,513
Long-term debt	218	54,458	10,098	0		64,774
of which treasury debt over two years	0	10,567	0	0		10,567
of which structured notes over two years	0	22,545	6,189	0		28,734
of which non-recourse liabilities	218	11,006	2,551	0		13,775
Other liabilities	0	24,235	2,847	(283)		26,799
of which failed sales	0	2,523	1,160	0		3,683
Total liabilities at fair value	76,960	1,042,083	18,450	(803,430)		334,063
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
	2013		2012
in	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	499	92	318	23,632
Equity	437	183	209	650
Derivatives	5,090	2	5,510	20
Trading assets	6,026	277	6,037	24,302
Liabilities (CHF million)
Debt	11	18	87	34
Equity	248	17	100	226
Derivatives	4,433	11	6,441	72
Trading liabilities	4,692	46	6,628	332

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
2013	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	362	(153)	0		4	0		0	(9)	204
Debt	5,830	1,418	(1,977)	6,363	(6,984)	0	0	165		465	0		0	(211)	5,069
of which corporates	3,192	571	(552)	1,759	(3,022)	0	0	109		157	0		0	(86)	2,128
of which RMBS	724	467	(690)	1,012	(1,162)	0	0	11		91	0		0	(17)	436
of which CMBS	1,023	86	(310)	497	(866)	0	0	(4)		15	0		0	(24)	417
of which CDO	447	55	(357)	3,072	(1,810)	0	0	36		197	0		0	(73)	1,567
Equity	485	303	(237)	405	(431)	0	0	20		68	(1)		0	(17)	595
Derivatives	6,650	1,442	(2,208)	0	0	1,766	(2,446)	230		(53)	0		0	(164)	5,217
of which interest rate products	1,859	244	(363)	0	0	279	(663)	8		249	0		0	(39)	1,574
of which equity/index-related products	1,920	223	(1,020)	0	0	207	(538)	184		330	0		0	(66)	1,240
of which credit derivatives	1,294	923	(633)	0	0	627	(631)	38		(461)	0		0	(19)	1,138
Other	2,486	288	(487)	3,266	(2,656)	0	(65)	8		83	0		0	(94)	2,829
Trading assets	15,451	3,451	(4,909)	10,034	(10,071)	1,766	(2,511)	423		563	(1)		0	(486)	13,710
Investment securities	170	0	(230)	165	(82)	0	0	0		9	0		0	(30)	2
Equity	6,264	106	(63)	1,081	(2,649)	0	0	0		(3)	0		776	(149)	5,363
Life finance instruments	1,818	0	0	189	(365)	0	0	0		1	0		0	(43)	1,600
Other investments	8,082	106	(63)	1,270	(3,014)	0	0	0		(2)	0		776	(192)	6,963
Loans	6,619	320	(1,561)	800	(1,673)	6,767	(2,920)	0		(21)	0		0	(333)	7,998
of which commercial and industrial loans	4,778	305	(315)	727	(1,280)	3,541	(2,171)	1		(85)	0		0	(192)	5,309
of which financial institutions	1,530	15	(6)	71	(207)	651	(650)	0		(48)	0		0	(34)	1,322
Other intangible assets (mortgage servicing rights)	43	0	0	12	0	0	0	0		0	0		(12)	(1)	42
Other assets	5,164	3,552	(2,998)	4,781	(4,213)	1,034	(1,148)	5		199	0		0	(217)	6,159
of which loans held-for-sale [2]	4,463	3,539	(2,918)	4,456	(3,964)	1,034	(1,147)	5		348	0		0	(201)	5,615
Total assets at fair value	35,529	7,429	(9,761)	17,062	(19,053)	9,929	(6,732)	428		752	(1)		764	(1,268)	35,078
Liabilities (CHF million)
Customer deposits	25	0	0	0	0	51	(3)	0		(13)	0		0	(5)	55
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	0	0	0	0	119	0	0		0	0		0	(5)	114
Trading liabilities	5,356	1,503	(1,537)	66	(197)	1,561	(2,556)	235		1,302	0		0	(169)	5,564
of which interest rate derivatives	1,357	75	(134)	0	0	107	(508)	10		254	0		0	(32)	1,129
of which foreign exchange derivatives	1,648	13	(21)	0	0	15	(662)	(16)		(21)	0		0	(18)	938
of which equity/index-related derivatives	1,003	360	(676)	0	0	632	(380)	210		831	0		0	(84)	1,896
of which credit derivatives	819	1,001	(590)	0	0	655	(856)	39		186	0		0	(24)	1,230
Short-term borrowings	124	43	(99)	0	0	318	(216)	0		3	0		0	(8)	165
Long-term debt	10,098	2,322	(2,375)	0	0	5,006	(5,330)	25		321	0		(1)	(286)	9,780
of which structured notes over two years	6,189	453	(1,226)	0	0	3,602	(2,534)	(18)		(36)	0		(1)	(212)	6,217
of which non-recourse liabilities	2,551	1,836	(670)	0	0	818	(2,128)	24		151	0		0	(30)	2,552
Other liabilities	2,847	227	(149)	213	(393)	10	(86)	(17)		70	26		217	(106)	2,859
of which failed sales	1,160	176	(82)	154	(308)	0	0	0		72	0		0	(29)	1,143
Total liabilities at fair value	18,450	4,095	(4,160)	279	(590)	7,065	(8,191)	243		1,683	26		216	(579)	18,537
Net assets/(liabilities) at fair value	17,079	3,334	(5,601)	16,783	(18,463)	2,864	1,459	185		(931)	(27)		548	(689)	16,541
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized gains recorded in trading revenues of CHF 238 million primarily related to subprime exposures in securitized business and market movements across the wider loans held-for-sale portfolio.

440 / 441

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
2012	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,204	0	0	0	0	0	(1,174)	0		(28)	0		0	(2)	0
Securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0
Debt	9,941	2,312	(5,035)	7,479	(8,793)	0	0	72		129	(4)		0	(271)	5,830
of which corporates	5,076	1,113	(3,609)	5,210	(4,745)	0	0	49		278	(4)		0	(176)	3,192
of which RMBS	1,786	831	(958)	937	(1,924)	0	0	18		60	0		0	(26)	724
of which CMBS	1,517	188	(262)	664	(809)	0	0	(4)		(228)	0		0	(43)	1,023
of which CDO	727	158	(121)	483	(851)	0	0	(4)		67	0		0	(12)	447
Equity	467	419	(100)	377	(611)	0	0	0		(63)	0		0	(4)	485
Derivatives	9,588	1,465	(2,175)	0	0	1,007	(3,262)	60		163	0		0	(196)	6,650
of which interest rate products	2,547	168	(686)	0	0	303	(976)	47		515	0		0	(59)	1,859
of which equity/index-related products	2,732	681	(844)	0	0	346	(844)	(31)		(56)	0		0	(64)	1,920
of which credit derivatives	2,172	592	(544)	0	0	161	(914)	43		(179)	0		0	(37)	1,294
Other	2,195	179	(366)	2,842	(2,290)	0	0	2		(4)	0		0	(72)	2,486
Trading assets	22,191	4,375	(7,676)	10,698	(11,694)	1,007	(3,262)	134		225	(4)		0	(543)	15,451
Investment securities	102	0	0	94	(17)	0	0	0		0	0		0	(9)	170
Equity	6,899	4	(61)	757	(1,789)	0	0	0		2	0		620	(168)	6,264
Life finance instruments	1,968	0	0	102	(274)	0	0	0		72	0		0	(50)	1,818
Other investments	8,867	4	(61)	859	(2,063)	0	0	0		74	0		620	(218)	8,082
Loans	6,842	605	(642)	509	(1,286)	4,490	(3,473)	15		(250)	0		0	(191)	6,619
of which commercial and industrial loans	4,559	537	(391)	275	(469)	3,084	(2,773)	15		76	0		0	(135)	4,778
of which financial institutions	2,179	64	(248)	218	(745)	1,078	(672)	(1)		(293)	0		0	(50)	1,530
Other intangible assets (mortgage servicing rights)	70	0	0	11	(16)	0	0	0		0	0		(20)	(2)	43
Other assets	7,469	2,509	(2,949)	3,007	(3,356)	298	(2,319)	128		580	0		0	(203)	5,164
of which loans held-for-sale	6,901	2,471	(2,948)	2,801	(3,182)	298	(2,319)	127		486	0		0	(172)	4,463
Total assets at fair value	46,938	7,493	(11,516)	15,178	(18,432)	5,795	(10,228)	277		601	(4)		600	(1,173)	35,529
Liabilities (CHF million)
Customer deposits	0	0	0	0	0	25	0	0		0	0		0	0	25
Obligation to return securities received as collateral	193	0	(188)	0	0	0	0	0		0	0		0	(5)	0
Trading liabilities	7,343	1,294	(1,783)	94	(346)	853	(2,599)	151		505	0		0	(156)	5,356
of which interest rate derivatives	1,588	230	(754)	0	0	115	(194)	75		340	0		0	(43)	1,357
of which foreign exchange derivatives	2,836	3	(178)	0	0	1	(1,037)	24		48	0		0	(49)	1,648
of which equity/index-related derivatives	1,022	132	(262)	0	0	537	(315)	(16)		(61)	0		0	(34)	1,003
of which credit derivatives	1,520	700	(571)	0	0	88	(939)	79		(36)	0		0	(22)	819
Short-term borrowings	236	23	(96)	0	0	288	(332)	(3)		14	0		0	(6)	124
Long-term debt	12,715	2,616	(4,044)	0	0	4,015	(6,043)	182		989	(4)		0	(328)	10,098
of which structured notes over two years	7,576	789	(1,668)	0	0	1,925	(2,867)	32		604	(4)		0	(198)	6,189
of which non-recourse liabilities	3,585	1,701	(2,225)	0	0	1,473	(2,312)	144		275	0		0	(90)	2,551
Other liabilities	3,890	246	(315)	321	(1,322)	2	(219)	(15)		74	0		278	(93)	2,847
of which failed sales	1,909	136	(47)	302	(1,260)	0	0	0		153	0		0	(33)	1,160
Total liabilities at fair value	24,377	4,179	(6,426)	415	(1,668)	5,183	(9,193)	315		1,582	(4)		278	(588)	18,450
Net assets/(liabilities) at fair value	22,561	3,314	(5,090)	14,763	(16,764)	612	(1,035)	(38)		(981)	0		322	(585)	17,079
1 For all transfers to level 3 or out of level 3, the Bank determines and discloses as level 3 events only gains or losses through the last day of the reporting period.

442 / 443

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
	2013				2012
in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	(746)	521	(225)	[1]	(1,019)	322	(697)	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,850)	245	(2,605)		(1,209)	(23)	(1,232)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Quantitative information about level 3 assets at fair value
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	Discounted cash flow	Funding spread, in bp		90	350	178
Debt	5,069
of which corporates	2,128
of which	129	Option model	Correlation, in %		(83)	96	14
			Buyback probability, in %	[2]	50	100	62
of which	592	Market comparable	Price, in %		0	112	91
of which	807	Discounted cash flow	Credit spread, in bp		22	957	348
of which RMBS	436	Discounted cash flow	Discount rate, in %		2	33	9
			Prepayment rate, in %		0	27	7
			Default rate, in %		0	25	5
			Loss severity, in %		0	100	48
of which CMBS	417	Discounted cash flow	Capitalization rate, in %		5	12	9
			Discount rate, in %		1	30	9
			Prepayment rate, in %		0	20	10
			Default rate, in %		0	18	1
			Loss severity, in %		0	40	3
of which CDO	1,567
of which	118	Vendor price	Price, in %		0	100	94
of which	278	Discounted cash flow	Discount rate, in %		2	24	6
			Prepayment rate, in %		0	30	7
			Default rate, in %		1	15	3
			Loss severity, in %		25	100	68
of which	423	Market comparable	Price, in %		85	101	98
Equity	595
of which	270	Market comparable	EBITDA multiple		3	12	7
of which	35	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
Derivatives	5,217
of which interest rate products	1,574	Option model	Correlation, in %		15	100	82
			Prepayment rate, in %		5	31	24
			Volatility, in %		2	31	6
			Volatility skew, in %		(9)	2	(1)
			Credit spread, in bp		95	2,054	218
of which equity/index-related products	1,240	Option model	Correlation, in %		(83)	96	14
			Volatility, in %		2	252	26
of which credit derivatives	1,138	Discounted cash flow	Credit spread, in bp		1	2,054	298
			Recovery rate, in %		0	77	25
			Discount rate, in %		4	29	14
			Default rate, in %		1	16	6
			Loss severity, in %		10	100	59
			Correlation, in %		34	97	83
			Prepayment rate, in %		0	17	5
Other	2,829
of which	2,139	Market comparable	Price, in %		0	146	34
of which	589	Discounted cash flow	Market implied life expectancy, in years		3	19	9
Trading assets	13,710
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2013	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Investment securities	2	–		–		–		–		–
Private equity	3,339	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Hedge funds	392	–	[2]	–	[2]	–	[2]	–	[2]	–	[2]
Other equity investments	1,632
of which private	1,631
of which	384	Discounted cash flow		Credit spread, in bp		897		3,175		1,207
				Contingent probability, in %		59		59		59
of which	813	Market comparable		EBITDA multiple		1		10		8
Life finance instruments	1,600	Discounted cash flow		Market implied life expectancy, in years		1		21		9
Other investments	6,963
Loans	7,998
of which commercial and industrial loans	5,309
of which	4,526	Discounted cash flow		Credit spread, in bp		50		2,488		504
of which	326	Market comparable		Price, in %		0		100		69
of which financial institutions	1,322	Discounted cash flow		Credit spread, in bp		98		884		302
Other intangible assets (mortgage servicing rights)	42	–		–		–		–		–
Other assets	6,159
of which loans held-for-sale	5,615
of which	1,954	Vendor price		Price, in %		0		160		99
of which	1,042	Discounted cash flow		Credit spread, in bp		75		2,389		467
				Recovery rate, in %		1		1		0
of which	2,420	Market comparable		Price, in %		0		105		59
Total level 3 assets at fair value	35,078
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Debt	5,830
of which corporates	3,192
of which	754	Option model	Correlation, in %		(87)	97
			Buyback probability, in %	[1]	50	100
of which	797	Market comparable	Price, in %		0	146
of which	1,231	Discounted cash flow	Credit spread, in bp		0	2,439
of which RMBS	724	Discounted cash flow	Discount rate, in %		2	50
			Prepayment rate, in %		0	55
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which CMBS	1,023	Discounted cash flow	Capitalization rate, in %		5	12
			Internal rate of return, in %		9	15
			Discount rate, in %		2	35
			Prepayment rate, in %		0	10
			Default rate, in %		0	40
			Loss severity, in %		0	90
of which CDO	447
of which	193	Vendor price	Price, in %		0	102
of which	123	Discounted cash flow	Discount rate, in %		2	35
			Prepayment rate, in %		0	40
			Default rate, in %		0	25
			Loss severity, in %		0	100
of which	78	Market comparable	Price, in %		80	93
Equity	485
of which	237	Market comparable	EBITDA multiple		3	12
of which	26	Discounted cash flow	Capitalization rate, in %		7	7
Derivatives	6,650
of which interest rate products	1,859	Option model	Correlation, in %		17	100
			Prepayment rate, in %		2	45
			Volatility, in %		(5)	31
			Credit spread, in bp		34	157
of which equity/index-related products	1,920	Option model	Correlation, in %		(87)	97
			Volatility, in %		2	157
of which credit derivatives	1,294	Discounted cash flow	Credit spread, in bp		1	5,843
			Recovery rate, in %		0	75
			Discount rate, in %		2	35
			Default rate, in %		0	25
			Loss severity, in %		0	100
			Correlation, in %		30	97
			Prepayment rate, in %		0	40
Other	2,486
of which	1,891	Market comparable	Price, in %		0	103
of which	564	Discounted cash flow	Life expectancy, in years		4	20
Trading assets	15,451
1 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 2012	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value
CHF million, except where indicated
Investment securities	170	–		–		–		–
Private equity	3,855	–	[1]	–	[1]	–	[1]	–	[1]
Hedge funds	165	–	[1]	–	[1]	–	[1]	–	[1]
Other equity investments	2,244
of which private	2,245
of which	759	Discounted cash flow		Credit spread, in bp		1,070		2,049
				Contingent probability, in %		50		50
of which	903	Market comparable		EBITDA multiple		2		13
Life finance instruments	1,818	Discounted cash flow		Life expectancy, in years		1		23
Other investments	8,082
Loans	6,619
of which commercial and industrial loans	4,778	Discounted cash flow		Credit spread, in bp		0		2,763
of which financial institutions	1,530	Discounted cash flow		Credit spread, in bp		0		888
Other intangible assets (mortgage servicing rights)	43	–		–		–		–
Other assets	5,164
of which loans held-for-sale	4,463
of which	2,031	Vendor price		Price, in %		0		103
of which	328	Discounted cash flow		Credit spread, in bp		20		1,458
of which	2,009	Market comparable		Price, in %		0		115
Total level 3 assets at fair value	35,529
1 Disclosure not required as balances are carried at unadjusted net asset value. Refer to "Fair value, unfunded commitments and term of redemption conditions" for further information.

Quantitative information about level 3 liabilities at fair value
end of 2013	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	55	–	–		–	–	–
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	Discounted cash flow	Funding spread, in bp		90	90	90
Trading liabilities	5,564
of which interest rate derivatives	1,129	Option model	Basis spread, in bp		(5)	148	74
			Correlation, in %		17	99	62
			Mean reversion, in %	[2]	5	10	6
			Prepayment rate, in %		5	31	23
of which foreign exchange derivatives	938	Option model	Correlation, in %		(10)	70	48
			Prepayment rate, in %		19	31	25
of which equity/index-related derivatives	1,896	Option model	Correlation, in %		(83)	96	14
			Skew, in %		79	152	118
			Volatility, in %		2	252	26
			Buyback probability, in %	[3]	50	100	62
of which credit derivatives	1,230	Discounted cash flow	Credit spread, in bp		1	2,052	252
			Discount rate, in %		4	29	14
			Default rate, in %		1	15	6
			Recovery rate, in %		14	77	43
			Loss severity, in %		6	100	62
			Correlation, in %		34	98	55
			Prepayment rate, in %		0	17	2
Short-term borrowings	165	–	–		–	–	–
Long-term debt	9,780
of which structured notes over two years	6,217	Option model	Correlation, in %		(83)	99	16
			Volatility, in %		5	252	28
			Buyback probability, in %	[3]	50	100	62
			Gap risk, in %	[4]	0	5	0
of which non-recourse liabilities	2,552
of which	2,105	Vendor price	Price, in %		0	217	104
of which	301	Market comparable	Price, in %		0	93	13
Other liabilities	2,859
of which failed sales	1,143
of which	829	Market comparable	Price, in %		0	100	63
of which	195	Discounted cash flow	Credit spread, in bp		813	1,362	1,185
			Recovery rate, in %		23	23	23
Total level 3 liabilities at fair value	18,537
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Risk of unexpected large declines in the underlying values between collateral settlement dates.

Quantitative information about level 3 liabilities at fair value (continued)
end of 2012	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value
CHF million, except where indicated
Customer deposits	25	–	–		–	–
Trading liabilities	5,356
of which interest rate derivatives	1,357	Option model	Basis spread, in bp		(28)	54
			Correlation, in %		17	100
			Mean reversion, in %	[1]	(33)	5
			Prepayment rate, in %		4	45
of which foreign exchange derivatives	1,648	Option model	Correlation, in %		(10)	70
			Prepayment rate, in %		4	22
of which equity/index-related derivatives	1,003	Option model	Correlation, in %		(87)	97
			Skew, in %		56	128
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	4
of which credit derivatives	819	Discounted cash flow	Credit spread, in bp		0	5,843
			Discount rate, in %		2	35
			Default rate, in %		0	25
			Recovery rate, in %		0	77
			Loss severity, in %		0	100
			Correlation, in %		0	47
			Prepayment rate, in %		0	40
Short-term borrowings	124	–	–		–	–
Long-term debt	10,098
of which structured notes over two years	6,189	Option model	Correlation, in %		(87)	97
			Volatility, in %		2	157
			Buyback probability, in %	[2]	50	100
			Gap risk, in %	[3]	0	12
of which non-recourse liabilities	2,551
of which	2,255	Vendor price	Price, in %		0	103
of which	230	Market comparable	Price, in %		0	87
Other liabilities	2,847
of which failed sales	1,160
of which	646	Market comparable	Price, in %		0	100
of which	290	Discounted cash flow	Credit spread, in bp		0	1,532
Total level 3 liabilities at fair value	18,450
1 Management's best estimate of the speed at which interest rates will revert to the long-term average.
2 Estimate of the probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values between collateral settlement dates.

Fair value, unfunded commitments and term of redemption conditions
	2013							2012
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	1		18		19	0		127		38		165	0
Equity funds	28		3,096	[1]	3,124	0		52		3,810	[2]	3,862	0
Equity funds sold short	0		(17)		(17)	0		0		(111)		(111)	0
Total funds held in trading assets and liabilities	29		3,097		3,126	0		179		3,737		3,916	0
Debt funds	320		183		503	6		68		365		433	157
Equity funds	0		25		25	0		3		43		46	0
Others	0		153		153	31		4		152		156	46
Hedge funds	320		361	[3]	681	37		75		560	[4]	635	203
Debt funds	53		0		53	2		97		0		97	17
Equity funds	2,230		0		2,230	464		2,530		0		2,530	723
Real estate funds	350		0		350	110		382		0		382	131
Others	706		0		706	250		846		0		846	198
Private equities	3,339		0		3,339	826		3,855		0		3,855	1,069
Equity method investments	349		0		349	0		385		0		385	0
Total funds held in other investments	4,008		361		4,369	863		4,315		560		4,875	1,272
Total fair value	4,037	[5]	3,458	[6]	7,495	863	[7]	4,494	[5]	4,297	[6]	8,791	1,272	[7]
1
55 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 19 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 17 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 9 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

2
57 % of the redeemable fair value amount of equity funds is redeemable on demand with a notice period of less than 30 days , 17 % is redeemable on an annual basis with a notice period primarily of more than 60 days , 13 % is redeemable on a monthly basis with a notice period primarily of less than 30 days , and 13 % is redeemable on a quarterly basis with a notice period primarily of more than 45 days .

3
45 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 33 % is redeemable on demand with a notice period primarily of less than 30 days , and 21 % is redeemable on an annual basis with a notice period of more than 60 days .

4
66 % of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days , 19 % is redeemable on demand with a notice period primarily of less than 30 days , and 11 % is redeemable on an annual basis with a notice period of more than 60 days .

5 Includes CHF 1,819 million and CHF 1,958 million attributable to noncontrolling interests in 2013 and 2012, respectively.
6 Includes CHF 107 million and CHF 107 million attributable to noncontrolling interests in 2013 and 2012, respectively.
7 Includes CHF 405 million and CHF 418 million attributable to noncontrolling interests in 2013 and 2012, respectively.

Nonrecurring fair value changes
end of	2013	2012
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.3	0.5
of which level 3	0.3	0.5

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
	2013			2012
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	956	3,262	(2,306)	920	3,810	(2,890)
Financial instruments (CHF million)
Interest-bearing deposits with banks	311	307	4	627	615	12
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	96,587	96,217	370	113,664	113,196	468
Loans	19,457	19,653	(196)	20,000	20,278	(278)
Other assets [1]	20,749	25,756	(5,007)	22,060	29,787	(7,727)
Due to banks and customer deposits	(690)	(680)	(10)	(531)	(493)	(38)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(76,104)	(76,012)	(92)	(108,784)	(108,701)	(83)
Short-term borrowings	(6,053)	(5,896)	(157)	(4,513)	(4,339)	(174)
Long-term debt	(61,853)	(61,529)	(324)	(64,774)	(66,434)	1,660
Other liabilities	(1,780)	(3,285)	1,505	(3,683)	(6,186)	2,503
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
	2013		2012		2011
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Cash and due from banks	0		(13)	[2]	–
of which related to credit risk	0		(13)		–
Interest-bearing deposits with banks	10	[1]	12	[1]	0
of which related to credit risk	(3)		3		0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,143	[1]	1,183	[1]	1,698	[1]
Other trading assets	0		10	[2]	10	[2]
Other investments	126	[3]	144	[3]	196	[2]
of which related to credit risk	11		34		(14)
Loans	1,470	[1]	925	[1]	(1,105)	[2]
of which related to credit risk	26		318		(256)
Other assets	2,058	[1]	2,641	[1]	476	[1]
of which related to credit risk	604		355		(332)
Due to banks and customer deposits	0		(22)	[1]	(2)	[1]
of which related to credit risk	(5)		8		45
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(67)	[1]	(114)	[1]	(575)	[1]
Short-term borrowings	(256)	[2]	(350)	[2]	91	[2]
of which related to credit risk [4]	0		0		(2)
Long-term debt	(2,697)	[2]	(7,709)	[2]	2,301	[2]
of which related to credit risk [4]	(309)		(2,365)		1,769
Other liabilities	413	[2]	826	[2]	(286)	[2]
of which related to credit risk	112		912		(348)
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

Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
2013 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	63,426	0	62,882	544	63,426
Loans	209,070	0	209,820	3,940	213,760
Other financial assets [1]	143,827	71,518	71,135	1,473	144,126
Financial liabilities
Due to banks and deposits	340,278	204,134	136,064	9	340,207
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	17,928	0	17,928	0	17,928
Short-term borrowings	14,140	0	14,148	0	14,148
Long-term debt	64,788	0	62,027	3,774	65,801
Other financial liabilities [2]	96,649	1,128	94,452	1,085	96,665
2012 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	69,783	0	69,755	27	69,782
Loans	204,551	0	206,214	4,482	210,696
Other financial assets [1]	133,498	63,519	68,568	1,680	133,767
Financial liabilities
Due to banks and deposits	320,208	193,288	126,798	9	320,095
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,937	0	23,939	0	23,939
Short-term borrowings	10,325	0	10,328	0	10,328
Long-term debt	82,223	0	79,032	4,546	83,578
Other financial liabilities [2]	89,275	0	88,035	1,170	89,205
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

Assets pledged
end of	2013	2012
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	137,207	145,598
of which encumbered	92,300	90,745

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

Collateral
end of	2013	2012
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	359,508	402,784
of which sold or repledged	267,902	292,531

Other information
end of	2013	2012
Other information (CHF million)
Cash and securities restricted under foreign banking regulations	18,130	14,340
Swiss National Bank required minimum liquidity reserves	2,305	2,312

> Refer to “Note 35 – Assets pledged and collateral” in V – Consolidated financial statements – Credit Suisse Group for further information.

35 Capital adequacy
The Bank is subject to regulation by >>>FINMA. The capital levels of the Bank are subject to qualitative judgments by regulators, including FINMA, about the components of capital, risk weightings and other factors. Since January 2013, the Bank has operated under the international capital adequacy standards known as >>>Basel III set forth by the >>>BCBS. These standards have affected the measurement of both total eligible capital and >>>risk-weighted assets.
As of December 31, 2013 and 2012, the Bank was adequately capitalized under the regulatory provisions outlined under both FINMA and the Bank for International Settlements (BIS) guidelines.
> Refer to “Note 36 – Capital adequacy” in V – Consolidated financial statements – Credit Suisse Group for further information.

Broker-dealer operations
Certain Bank broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2013 and 2012, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.

Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
As of December 31, 2013 and 2012, the Bank was not subject to restrictions on its ability to pay the proposed dividends.

BIS statistics – Basel III
end of	2013	2012
Eligible capital (CHF million)
CET1 capital	38,028	36,717
Additional tier 1 capital	3,077	3,760
Total tier 1 capital	41,105	40,477
Tier 2 capital	10,961	8,829
Total eligible capital	52,066	49,306
Risk-weighted assets (CHF million)
Credit risk	166,324	191,649
Market risk	39,111	39,438
Operational risk	53,075	45,125
Non-counterparty risk	5,758	5,873
Risk-weighted assets	264,268	282,085
Capital ratios (%)
CET1 ratio	14.4	13.0
Tier 1 ratio	15.6	14.3
Total capital ratio	19.7	17.5

36 Litigation
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse Group for further information.

37 Significant subsidiaries and equity method investments
Significant subsidiaries
Equity interest in %	Company name	Domicile	Currency	Nominal capital in million
as of December 31, 2013
	Credit Suisse AG
100	AJP Cayman Ltd.	George Town, Cayman Islands	JPY	8,025.6
100	Banco Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	53.6
100	Banco Credit Suisse (México), S.A.	Mexico City, Mexico	MXN	1,716.7
100	Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8
100	Boston Re Ltd.	Hamilton, Bermuda	USD	2.0
100	CJSC Bank Credit Suisse (Moscow)	Moscow, Russia	USD	37.8
100	Column Financial, Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse (Australia) Limited	Sydney, Australia	AUD	34.1
100	Credit Suisse (Brasil) Distribuidora de Titulos e Valores Mobiliários S.A.	São Paulo, Brazil	BRL	5.0
100	Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliários	São Paulo, Brazil	BRL	98.4
100	Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0
100	Credit Suisse (France)	Paris, France	EUR	52.9
100	Credit Suisse (Gibraltar) Limited	Gibraltar, Gibraltar	GBP	5.0
100	Credit Suisse (Channel Islands) Limited	St. Peter Port, Guernsey	USD	6.1
100	Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	6,910.9
100	Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	139.6
100	Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	18.0
100	Credit Suisse (Poland) Sp. z o.o	Warsaw, Poland	PLN	20.0
100	Credit Suisse (Qatar) LLC	Doha, Qatar	USD	24.0
100	Credit Suisse (Singapore) Limited	Singapore, Singapore	SGD	743.3
100	Credit Suisse (UK) Limited	London, United Kingdom	GBP	168.2
100	Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0
100	Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	144.2
100	Credit Suisse Asset Management Immobilien Kapitalanlagegesellschaft mbH	Frankfurt, Germany	EUR	6.1
100	Credit Suisse Asset Management International Holding Ltd	Zurich, Switzerland	CHF	20.0
100	Credit Suisse Asset Management Investments Ltd	Zurich, Switzerland	CHF	0.1
100	Credit Suisse Asset Management Limited	London, United Kingdom	GBP	45.0
100	Credit Suisse Asset Management, LLC	Wilmington, United States	USD	1,086.8
100	Credit Suisse Business Analytics (India) Private Limited	Mumbai, India	INR	40.0
100	Credit Suisse Capital (Guernsey) I Limited	St. Peter Port, Guernsey	USD	0.0
100	Credit Suisse Capital LLC	Wilmington, United States	USD	737.6

Significant subsidiaries (continued)
Equity interest in %		Company name	Domicile	Currency	Nominal capital in million
100		Credit Suisse Energy (Canada) Limited	Toronto, Canada	USD	0.0
100		Credit Suisse Energy LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Equities (Australia) Limited	Sydney, Australia	AUD	62.5
100		Credit Suisse Finance (Guernsey) Limited	St. Peter Port, Guernsey	USD	0.2
100		Credit Suisse Finance (India) Private Limited	Mumbai, India	INR	1,050.1
100		Credit Suisse First Boston (Latin America Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Finance B.V.	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston Mortgage Capital LLC	Wilmington, United States	USD	356.6
100		Credit Suisse First Boston Next Fund, Inc.	Wilmington, United States	USD	10.0
100		Credit Suisse Fund Management S.A.	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Fund Services (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	1.5
100		Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Hedging-Griffo Corretora de Valores S.A.	São Paulo, Brazil	BRL	29.6
100		Credit Suisse Holding Europe (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	32.6
100		Credit Suisse Holdings (Australia) Limited	Sydney, Australia	AUD	3.0
100	[1]	Credit Suisse Holdings (USA), Inc.	Wilmington, United States	USD	4,184.7
100		Credit Suisse Leasing 92A, L.P.	New York, United States	USD	43.9
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Credit Suisse Life (Bermuda) Ltd.	Hamilton, Bermuda	USD	1.0
100		Credit Suisse Loan Funding LLC	Wilmington, United States	USD	0.0
100		Credit Suisse Management LLC	Wilmington, United States	USD	896.8
100		Credit Suisse Principal Investments Limited	George Town, Cayman Islands	JPY	3,324.0
100		Credit Suisse Private Equity, LLC	Wilmington, United States	USD	42.2
100		Credit Suisse PSL GmbH	Zurich, Switzerland	CHF	0.0
100		Credit Suisse Securities (Canada), Inc.	Toronto, Canada	CAD	3.4
100		Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	2,859.3
100		Credit Suisse Securities (Hong Kong) Limited	Hong Kong, China	HKD	530.9
100		Credit Suisse Securities (India) Private Limited	Mumbai, India	INR	2,214.8
100		Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0
100		Credit Suisse Securities (Johannesburg) Proprietary Limited	Johannesburg, South Africa	ZAR	0.0
100		Credit Suisse Securities (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	MYR	100.0
100		Credit Suisse Securities (Moscow)	Moscow, Russia	RUB	97.1
100		Credit Suisse Securities (Singapore) Pte Limited	Singapore, Singapore	SGD	30.0
100		Credit Suisse Securities (Thailand) Limited	Bangkok, Thailand	THB	500.0
100		Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	1,881.5
100		CSAM Americas Holding Corp.	Wilmington, United States	USD	0.0
100		CS International Advisors AG	Zurich, Switzerland	CHF	0.1
100		CS Non-Traditional Products Ltd.	Nassau, Bahamas	USD	0.1
100		DLJ LBO Plans Management, LLC	Wilmington, United States	USD	7.8
100		DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0
100		Merban Equity AG	Zug, Switzerland	CHF	0.1
100		SPS Holding Corporation	Wilmington, United States	USD	0.1
99		PT Credit Suisse Securities Indonesia	Jakarta, Indonesia	IDR	235,000.0
98		Credit Suisse Hypotheken AG	Zurich, Switzerland	CHF	0.1
98	[2]	Credit Suisse International	London, United Kingdom	USD	13,107.7
83		Asset Management Finance LLC	Wilmington, United States	USD	341.8
71		Credit Suisse Saudi Arabia	Riyadh, Saudi Arabia	SAR	300.0
58	[3]	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	150.0
1 43 % of voting rights held by Credit Suisse Group AG, Guernsey Branch.
2 Remaining 2 % held directly by Credit Suisse Group AG. 80 % of voting rights and 98 % of equity interest held by Credit Suisse AG.
3 42 % of voting rights held directly by Credit Suisse Group AG.

Significant equity method investments
Equity interest in %		Company name	Domicile
as of December 31, 2013
Credit Suisse AG
33		Credit Suisse Founder Securities Limited	Beijing, China
23		E.L. & C. Baillieu Stockbroking (Holdings) Pty Ltd	Melbourne, Australia
20		ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China
5	[1]	York Capital Management Global Advisors, LLC	New York, United States
1 The Bank holds a significant noncontrolling interest.

38 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
> Refer to “Note 42 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in V – Consolidated financial statements – Credit Suisse Group for further information.

39 Risk assessment
During the reporting period the Board of Directors and its Risk Committee performed risk assessments in accordance with established policies and procedures.
The governance of the Bank and the Group, including risk governance, is fully aligned. Both the Board of Directors and the Executive Board are comprised of the same individuals.
> Refer to “Note 43 – Risk assessment” in V – Consolidated financial statements – Credit Suisse Group for information in accordance with the Swiss Code of Obligations on the risk assessment process followed by the Board of Directors.

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
The CEO and CFO concluded that, as of December 31, 2013, the design and operation of the Bank’s disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in reports filed and submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.

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
Management has made an evaluation and assessment of the Bank’s internal control over financial reporting as of December 31, 2013 using the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework (1992)”.
Based upon its review and evaluation, management, including the Bank CEO and CFO, has concluded that the Bank’s internal control over financial reporting is effective as of December 31, 2013.
KPMG AG, the Bank’s independent auditors, have issued an unqualified opinion on the effectiveness of the Bank’s internal control over financial reporting as of December 31, 2013, as stated in their report, which follows.

Changes in internal control over financial reporting
There were no changes in the Bank’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Report of the Independent Registered Public Accounting Firm

Report of the Independent Registered Public Accounting Firm to the General Meeting of Shareholders of Credit Suisse AG, Zurich
We have audited Credit Suisse AG and subsidiaries’ (the “Bank”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Bank’s board of directors and management are responsible for maintaining effective internal control over financial reporting and the Bank’s management is responsible for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank’s internal control over financial reporting based on our audit.
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
In our opinion, the Bank maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Swiss Auditing Standards, the consolidated balance sheets of the Bank as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows, and notes thereto, for each of the years in the three-year period ended December 31, 2013, and our report dated April 3, 2014 expressed an unqualified opinion on those consolidated financial statements.

KPMG AG

Simon Ryder                                        Anthony Anzevino

Licensed Audit Expert                          Global Lead Partner

Auditor in Charge

Zurich, Switzerland

April 3, 2014

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
5 Other assets and other liabilities
6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
7 Balance sheet items that include issued structured products at fair value
8 Liabilities due to own pension plans
9 Valuation adjustments and provisions
10 Composition of share and participation capital, conditional, conversion and reserve capital
11 Major shareholders and groups of shareholders
12 Shareholder’s equity
13 Amounts receivable from and payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
14 Significant transactions with related parties
15 Fire insurance value of tangible fixed assets
16 Liabilities for future payments in connection with operating leases
17 Fiduciary transactions
18 Number of employees
19 Foreign currency translation rates
20 Outsourcing of services
21 Risk assessment

Report of the Statutory Auditor

Report of the Statutory Auditor on the Financial Statements to the General Meeting of Credit Suisse AG, Zurich
As statutory auditor, we have audited the accompanying financial statements of Credit Suisse AG (the “Bank”), which comprise the balance sheet, statements of income and notes for the year ended December 31, 2013.

Board of Directors’ Responsibility
The board of directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Bank’s articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation financial statements that are free from material misstatement, whether due to fraud or error. The board of directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

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

Opinion
In our opinion, the financial statements for the year ended December 31, 2013 comply with Swiss law and the Bank’s articles of incorporation.

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

KPMG AG

Simon Ryder                                        Ralph Dicht

Licensed Audit Expert                          Licensed Audit Expert

Auditor in Charge

Zurich, Switzerland

April 3, 2014

Financial review

The Credit Suisse AG (Bank) parent company (Bank parent company) recorded net operating income of CHF 11,117 million in 2013, up 9% compared to CHF 10,235 million in 2012. After deduction of operating expenses totaling CHF 6,641 million, down 7% from 2012, gross operating profit was CHF 4,476 million, up CHF 1,351 million, or 43%, compared to 2012.
Depreciation of noncurrent assets of CHF 2,894 million, which included a CHF 2,092 million impairment of participating interests, decreased from CHF 3,267 million in 2012. Valuation adjustments, provisions and losses of CHF 773 million in 2013 was up CHF 247 million, or 47%, compared to 2012 and included CHF 600 million in connection with the US tax matter, including CHF 175 million in connection with the settlement with the SEC in February 2014. The resulting operating profit in 2013 was CHF 809 million, compared to an operating loss of CHF 668 million in 2012. The Bank parent company recorded net profit of CHF 1,066 million in 2013, compared to a net profit of CHF 183 million in 2012.
Net interest income of CHF 3,631 million in 2013 increased CHF 640 million, or 21%, compared to 2012. Net commission and service fee activities of CHF 5,234 million in 2013 increased CHF 179 million, or 4%, compared to 2012. The Bank parent company reported net trading income of CHF 801 million, up CHF 655 million from 2012, mainly due to trading gains in equity instruments and reduced trading losses in credit products included in other trading losses, partially offset by trading losses in interest-related instruments. Net other ordinary income was CHF 1,451 million compared to CHF 2,043 million in 2012. The decrease of CHF 592 million, or 29%, was mainly related to reduced income from the disposal of financial investments, a decrease in income received from services provided for other companies of Credit Suisse Group (Group) and lower income from participating interests.
Operating expenses of CHF 6,641 million were down CHF 469 million, or 7%, compared to 2012. Personnel expenses decreased CHF 464 million, or 9%. Property, equipment and administrative costs were stable at CHF 2,016 million. Extraordinary income in 2013 of CHF 807 million reflected realized gains from the sale of real estate of CHF 156 million, the release of replacement reserves totaling CHF 320 million and realized gains from the disposal of participating interests of CHF 230 million, mainly related to the sale of the exchange-traded funds (ETF) business to BlackRock and the sale of the equity and debt underwriting and advisory services businesses in France to Credit Suisse Securities (Europe) Ltd., a subsidiary of the Bank parent company. Other extraordinary income of CHF 101 million was substantially all related to prior periods. The losses realized on the disposal of participating interests included realized losses of CHF 218 million from the partial redemption of ordinary shares in Credit Suisse Capital (Guernsey) I Limited in December 2013, and realized losses of CHF 70 million from the repatriation and liquidation of three participating interests.
Changes in shareholder’s equity included a capital contribution by the shareholder of CHF 4,468 million, of which CHF 3,578 million related to a contribution in kind of preferred shares in Credit Suisse Holdings (USA), Inc. from the Credit Suisse Group AG to the Bank parent company.
At the Annual General Meeting on May 9, 2014, the registered shareholders will be asked to approve the Board of Directors’ proposed appropriation of retained earnings, which includes a dividend of CHF 10 million.

Parent company financial statements

Statements of income
	Reference to notes	in
		2013	2012
Net interest income (CHF million)
Interest and discount income		8,192	8,436
Interest and dividend income from trading portfolio		916	956
Interest and dividend income from financial investments		29	37
Interest expense		(5,506)	(6,438)
Net interest income	3	3,631	2,991
Net commission and service fee activities (CHF million)
Commission income from lending transactions		791	749
Securities and investment commissions		4,403	4,193
Other commission and fee income		723	707
Commission expense		(683)	(594)
Net commission and service fee activities		5,234	5,055
Net trading income	3	801	146
Net other ordinary income (CHF million)
Income from the disposal of financial investments		17	291
Income from participating interests		1,139	1,237
Income from real estate		31	33
Other ordinary income		550	775
Other ordinary expenses		(286)	(293)
Net other ordinary income		1,451	2,043
Net operating income		11,117	10,235
Operating expenses (CHF million)
Personnel expenses		4,625	5,089
Property, equipment and administrative costs		2,016	2,021
Total operating expenses		6,641	7,110
Gross operating profit		4,476	3,125
Depreciation of noncurrent assets		2,894	3,267
Valuation adjustments, provisions and losses		773	526
Operating profit/(loss)		809	(668)
Extraordinary income	3	807	1,113
Extraordinary expenses	3	(297)	(106)
Taxes		(253)	(156)
Net profit		1,066	183

Balance sheets
	Reference to notes	end of
		2013	2012
Assets (CHF million)
Cash and other liquid assets		53,508	43,929
Money market instruments		4,480	5,384
Due from banks		168,159	164,754
Due from customers		192,376	188,085
Mortgages		111,041	107,601
Securities and precious metals trading portfolio		19,923	19,285
Financial investments		800	1,324
Participating interests		36,034	34,139
Tangible fixed assets		3,038	3,274
Intangible assets		213	261
Accrued income and prepaid expenses		2,202	2,539
Other assets	5	14,588	18,488
Total assets		606,362	589,063
of which subordinated amounts receivable		1,264	183
of which amounts receivable from group companies and qualified shareholders		250,727	242,136
Liabilities and shareholder's equity (CHF million)
Liabilities from money market instruments	7	54,544	35,260
Due to banks		101,583	95,820
Due to customers, savings and investment deposits		55,637	52,534
Due to customers, other deposits		240,519	232,888
Medium-term notes		1,884	2,412
Bonds and mortgage-backed bonds	7	89,348	107,573
Accrued expenses and deferred income		3,590	3,745
Other liabilities	5	13,374	18,795
Valuation adjustments and provisions	9	1,351	1,028
Total liabilities		561,830	550,055
Share and participation capital	10	4,400	4,400
General reserves		6,678	6,644
Reserves from capital contributions		26,619	22,185
General legal reserves		33,297	28,829
Other reserves		610	610
Retained earnings carried forward		5,159	4,986
Net profit		1,066	183
Total shareholder's equity	12	44,532	39,008
Total liabilities and shareholder's equity		606,362	589,063
of which subordinated amounts payable		21,879	20,438
of which amounts payable to group companies and qualified shareholders		118,093	108,730

Off-balance sheet transactions
end of	2013	2012
Off-balance sheet transactions (CHF million)
Contingent liabilities	223,448	247,827
Irrevocable commitments	87,108	77,406
Liabilities for calls on shares and other equity instruments	42	42
Fiduciary transactions	5,089	5,810
Derivative financial instruments (CHF million)
Gross positive replacement values	52,735	54,088
Gross negative replacement values	51,018	53,437
Contract volume	4,239,043	4,885,466
The company belongs to the Swiss value-added tax group of Credit Suisse Group, and thus carries joint liability to the Swiss Federal Tax Administration for value-added tax debts of the entire Group.

Contingent liabilities to other Bank entities include guarantees for obligations, performance-related guarantees and letters of comfort issued to third parties. Contingencies with a stated amount are included in the off-balance sheet section of the financial statements. In some instances, the Bank parent company’s exposure is not defined as an amount but relates to specific circumstances such as the solvency of subsidiaries or the performance of a service.
Further, as shareholder of Credit Suisse International, an unlimited company incorporated in England and Wales, the Bank parent company has joint and several unlimited obligations to meet any insufficiency in the assets in the event of liquidation.

Notes to the financial statements

1 Description of business activities
The Bank parent company is a Swiss bank with total assets of CHF 606.4 billion and shareholder’s equity of CHF 44.5 billion as of December 31, 2013.
The Bank parent company is a 100% subsidiary of Credit Suisse Group AG domiciled in Switzerland. Since November 30, 2012, the Bank parent company’s business consists of two divisions, Private Banking & Wealth Management and Investment Banking:

– Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Wealth Management Clients serves ultra-high-net-worth and high-net-worth individuals around the globe in addition to affluent and retail clients in Switzerland. Corporate & Institutional Clients serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across asset classes and for all investment styles, serving governments, institutions, corporations and individuals worldwide.
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

The two divisions are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and information technology.

2 Accounting and valuation policies
Basis for accounting
The Bank parent company’s stand-alone financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks, the corresponding Implementing Ordinance and the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) Circular 2008/2, “Accounting – banks” (Swiss GAAP statutory).
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
> Refer to “Note 38 – Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view).

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

Investments in equity securities
Under US GAAP, investments in equity securities where the Bank parent company has the ability to significantly influence the operating and financial policies of an investee are accounted for under the equity method of accounting or the fair value option. Under the equity method of accounting, the Bank parent company’s share of the profit or loss, as well as any impairment on the investee, if applicable, are reported in other revenues. Under Swiss GAAP, neither the equity method of accounting nor the fair value option is allowed for such investments. Investments in equity securities that are held with the intention of a permanent investment are recorded as participating interests irrespective of the percentage ownership of voting shares held. Equity securities held for trading purposes that meet the criteria for trading positions are recorded in the trading portfolio at fair value. Equity securities that are not held for permanent investment purposes and do not qualify as trading portfolio positions are recorded as financial investments at lower of cost or market.

Participating interests
Participating interests are initially recognized at cost. For the purpose of testing the Bank parent company’s participating interests for impairment, the portfolio method is applied. An impairment is recorded if the carrying value of a portfolio of participating interests exceeds its fair value.

Notes on risk management
> Refer to “Note 8 – Trading revenues” and “Note 30 – Derivatives and hedging activities” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on the Bank parent company’s policy with regard to risk management and the use of financial derivatives.

Subsequent events
On February 25, 2014, the Bank parent company transferred assets and liabilities of CHF 242 million and CHF 238 million, respectively, relating to its US cross-border business for no consideration to CS International Advisors AG, a wholly owned Swiss subsidiary of the Bank parent company incorporated in December 2013. CS International Advisors AG is a Swiss bank.
On March 18, 2014, a second tranche of ordinary shares in Credit Suisse Capital (Guernsey) I Limited held by the Bank parent company was redeemed at par value resulting in a factual liquidation of the participation. On March 21, 2014, additional liquidation proceeds of CHF 40 million were distributed to the Bank parent company. The net impact of this factual liquidation on the Bank parent company’s pre-tax income was a loss of CHF 236 million, which will be recorded in 2014.
On April 3, 2014, Credit Suisse Group AG announced that its previously reported 2013 results were updated to reflect additional litigation provisions in connection with the US tax matter. The impact of those additional provisions were also reflected in the Bank parent company’s 2013 results.
> Refer to “Note 3 – Business developments and subsequent events” in VII – Consolidated financial statements – Credit Suisse (Bank) for further information on the US tax matter.

3 Additional information on the parent company statements of income
in	2013	2012
Net trading income (CHF million)
Income from trading in interest-related instruments	(323)	771
Income/(loss) from trading in equity instruments	377	(527)
Income from foreign exchange and banknote trading	1,061	1,002
Income from precious metals trading	51	40
Other gains/(losses) from trading	(365)	(1,140)
Total net trading income	801	146

in	2013		2012
Extraordinary income and expenses (CHF million)
Gains realized from the disposal of participating interests	230	[1]	137	[2]
Gains realized from the sale of real estate	156		687
Release of reserves for general banking risks and other provisions [3]	320	[3]	234	[4]
Other extraordinary income [5]	101		55
Extraordinary income	807		1,113
Losses realized from the disposal of participating interests	(288)	[6]	0
Other extraordinary expenses	(9)		(106)	[5]
Extraordinary expenses	(297)		(106)
Total net extraordinary income and expenses	510		1,007
1 Primarily related to the sale of the ETF business to BlackRock and the sale of the equity and debt underwriting and advisory businesses in France to Credit Suisse Securities (Europe) Ltd.
2 Primarily related to the sale of the remaining participating interests in Aberdeen Asset Management and the sale of a non-core business in Private Banking & Wealth Management.
3 Includes the release of replacement reserves.
4 Includes the release of reserves for general banking risks of CHF 165 million and other provisions economically no longer required of CHF 69 million.
5 Substantially all related to prior periods.
6
Includes realized losses of CHF 218 million from the partial redemption of ordinary shares in Credit Suisse Capital (Guernsey) I Limited in December 2013, and realized losses of CHF 70 million from the repatriation and liquidation of three participating interests.

Net interest income
Negative interest income is debited to interest income and negative interest expense is credited to interest expense. In 2013 and 2012, negative interest income and negative interest expense were immaterial.

4 Pledged assets and assets under reservation of ownership
end of	2013	2012
Pledged assets and assets under reservation of ownership (CHF million)
Assets pledged and assigned as collateral	25,534	27,098
Actual commitments secured	13,669	15,283

5 Other assets and other liabilities
end of	2013	2012
Other assets (CHF million)
Net positive replacement values	13,608	17,331
Other	980	1,157
Total other assets	14,588	18,488
Other liabilities (CHF million)
Net negative replacement values	12,156	17,389
Other	1,218	1,406
Total other liabilities	13,374	18,795

6 Securities borrowing and securities lending, repurchase and reverse repurchase agreements
end of	2013	2012
Securities borrowing and securities lending, repurchase and reverse repurchase agreements (CHF million)
Due from banks	18,177	28,158
Due from customers	518	4,726
Cash collateral paid for securities borrowed and reverse repurchase agreements	18,695	32,884
Due to banks	12,588	12,492
Due to customers	339	1,188
Cash collateral received for securities lent and repurchase agreements	12,927	13,680
Carrying value of securities transferred under securities lending and borrowing and repurchase agreements	4,747	3,737
of which transfers with the right to resell or repledge	4,747	3,436
Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to resell or repledge	46,402	73,486
of which resold or repledged	26,150	35,491

7 Balance sheet items that include issued structured products at fair value
	2013		2012
end of	Total book value	Of which reported at fair value	Total book value	Of which reported at fair value
Balance sheet items that include issued structured products at fair value (CHF million)
Liabilities from money market instruments	54,544	5,568	35,260	4,916
Bonds and mortgage-backed bonds	89,348	11,257	107,573	11,801
Total	143,892	16,825	142,833	16,717

8 Liabilities due to own pension plans
Liabilities due to the Bank parent company’s own pension plans as of December 31, 2013 and 2012 of CHF 2,841 million and CHF 2,553 million, respectively, are reflected in various liability accounts in the Bank parent company’s balance sheet.
> Refer to “Note 29 – Pension and other post-retirement benefits” in VII –Consolidated financial statements – Credit Suisse (Bank) for further information.

Swiss pension plan
The Bank parent company’s employees are covered by the pension plan of the “Pensionskasse der Credit Suisse Group AG (Schweiz)” (the Swiss pension plan). All Swiss subsidiaries of Credit Suisse Group AG participate in this plan. The Swiss pension plan is an independent self-insured pension plan set up as a trust and qualifies as a defined contribution plan (savings plan) under Swiss law.

As of January 1, 2013, all covered active employees, which previously were insured in the annuity section of the pension plan, were converted to the savings section. The impact from this conversion was recognized by the Bank parent company upon announcement of this plan amendment in 2011. The annuity section of the plan has ceased accruing new benefits.
The Swiss pension plan’s annual financial statements are prepared in accordance with Swiss GAAP FER 26 based on the full population of covered employees. Individual annual financial statements for each participating company are not prepared. As a multi-employer plan with unrestricted joint liability for all participating companies, the economic interest in the Swiss pension plan’s over- or underfunding is allocated to each participating company based on an allocation key determined by the plan.

Pension plan economic benefit/(obligation), pension contributions accrued and pension expenses
	Bank parent company's share in over/(under) -funding	[1]	Economic benefit/(obligation) recorded by Bank parent company			[2]	Pension contributions – accrued liabilities	Pension expenses included in personnel expenses		[3]
end of / in	2013		2013	2012	Change		2013	2013	2012
CHF million
Pension plan – status overfunded	1,453		–	–	–		37	412	465
1 Represents the Bank parent company's share of 93.89% in the total overfunding of the Swiss pension plan of CHF 1,548 million.
2
In line with Swiss GAAP statutory accounting guidance, the Bank parent company's economic benefit from its share in the overfunding of the Swiss pension plan is not recorded in the Bank parent company's statutory balance sheet.

3
Includes a release of employer contribution reserves of CHF 51 million and CHF 142 million in 2013 and 2012, respectively, which were established in 2011 in the context of headcount reductions and the plan amendment announced.

As of December 31, 2013 and 2012, the Bank parent company had an employer contribution reserve of CHF 43 million and CHF 94 million, respectively, of which CHF 12 million and CHF 19 million, respectively, were dedicated to specific events, such as early retirements, and subject to a waiver by the Bank parent company. In line with Swiss GAAP statutory accounting guidance, contributions to the employer contribution reserves are not recorded in the Bank parent company’s statutory balance sheet.

9 Valuation adjustments and provisions
	Total 2012	Utilized for purpose	Recoveries, endangered interest, currency differences	New charges to income statement	Releases to income statement		Total 2013
Valuation adjustments and provisions (CHF million)
Provisions for deferred taxes	102	0	1	11	(54)		60
Valuation adjustments and provisions for default risks	1,090	(205)	73	274	(256)		976
Valuation adjustments and provisions for other business risks [1]	36	(16)	2	121	(6)		137
Other provisions [2,3]	890	(16)	(25)	737	(432)	[4]	1,154
Subtotal	2,016	(237)	50	1,132	(694)		2,267
Total valuation adjustments and provisions	2,118	(237)	51	1,143	(748)		2,327
Less direct charge-offs against specific assets	(1,090)						(976)
Total valuation adjustments and provisions as shown in the balance sheet	1,028						1,351
1 Provisions are not discounted due to their short-term nature.
2 Includes provisions in respect of litigation claims of CHF 961 million and CHF 370 million as of December 31, 2013 and 2012, respectively.
3 Includes provisions for pension benefit obligations from international plans of CHF 2 million and CHF 4 million as of December 31, 2013 and 2012, respectively.
4 Includes a release of replacement reserves of CHF 320 million.

10 Composition of share and participation capital, conditional, conversion and reserve capital
	2013			2012
end of	Quantity	Total nominal value in CHF million		Quantity	Total nominal value in CHF million
Share and participation capital
Registered shares [1]	4,399,665,200	4,400	[2]	43,996,652	4,400	[2]
Participation securities (at CHF 0.01 par value per share) [3]	1,500,000	0	[4]	1,500,000	0	[4]
Total share and participation capital		4,400			4,400
Conditional, conversion and reserve capital
Conditional capital (at CHF 100 par value per share) [5]	–	–		20,000,000	2,000
of which used for capital increases	–	–		0	0
Unlimited conversion capital (at CHF 1 par value per share) [6]	unlimited	unlimited		–	–
of which used for capital increases	0	0		–	–
of which reserved for capital instruments outstanding	0	0		–	–
Reserve capital (at CHF 1 par value per share) [7]	4,399,665,200	4,400		–	–
of which used for capital increases	0	0		–	–
of which reserved for planned capital increases	0	0		–	–
1 The increase in the number of shares reflects the split of the par value per share from CHF 100 to CHF 1 effective November 19, 2013.
2
The dividend eligible capital equals the total nominal value. As of December 31, 2013 and 2012, the total nominal value of registered shares was CHF 4,399,665,200. Refer to footnotes 3 and 4 for the conversion of participation securities of Class A into registered shares.

3
For information on principal characteristics of participation securities, refer to Articles 4a, 4b and 4c in the Articles of Association of Credit Suisse AG. On December 27, 2013, the holders of Class A participation securities irrevocably waived their preference rights and agreed to a conversion of the 750,000 Class A participation securities into 7,500 registered shares of Credit Suisse AG. On the same date, the Articles of Association of Credit Suisse AG were amended accordingly. The waiver of preference rights became effective on December 27, 2013 and conversion into registered shares became effective with the entry in the Commercial Register of the Canton of Zurich on January 16, 2014.

4
The dividend eligible capital equals the total nominal value. As of December 31, 2013 and 2012, the total nominal value of participation securities was CHF 15,000. On December 27, 2013, the shareholder of Credit Suisse AG amended the Articles of Association to convert the Class A participation securities into registered shares of Credit Suisse AG. Following effectiveness of conversion (see footnote 3), only a total nominal value of participation securities of CHF 7,500 is entitled to dividends while a nominal value of CHF 7,500 that was converted into registered shares is entitled to dividends as registered shares.

5 With the amendment of Article 4d of the Articles of Association of Credit Suisse AG effective November 19, 2013, the conditional capital was cancelled.
6 For information on principal characteristics of unlimited conversion capital, refer to Article 4d in the Articles of Association of Credit Suisse AG.
7 For information on principal characteristics of reserve capital, refer to Article 4e in the Articles of Association of Credit Suisse AG.

11 Major shareholders and groups of shareholders
	2013				2012
end of	Quantity		Total nominal value in CHF million	Share %	Quantity		Total nominal value in CHF million	Share %
Direct shareholder
Credit Suisse Group AG	4,399,665,200	[1]	4,400	100%	43,996,652	[1]	4,400	100%
1 All shares with voting rights. The increase in the number of shares reflects the split of the par value per share from CHF 100 to CHF 1 effective November 19, 2013.

Indirect shareholders
In a disclosure notification that the Group published on April 6, 2013, Credit Suisse Group AG (Group parent company) was notified that as of February 25, 2013, The Olayan Group, through its registered entity Crescent Holding GmbH, held 88.5 million shares, or 6.7%, of the registered Credit Suisse Group AG shares (Group shares) issued as of the date of the notified transaction. No further disclosure notification was received from The Olayan Group relating to holdings of registered Group shares in 2013.
In a disclosure notification that the Group parent company published on October 31, 2013, the Group parent company was notified that as of October 23, 2013, Qatar Investment Authority, through its registered entity Qatar Holding LLC, held 82.0 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Qatar Investment Authority relating to holdings of registered Group shares in 2013.
In a disclosure notification that the Group parent company published on November 9, 2013, the Group parent company was notified that as of November 4, 2013, Harris Associates L.P. held 81.5 million shares, or 5.2%, of the registered Group shares issued as of the date of the notified transaction. No further disclosure notification was received from Harris Associates L.P. relating to holdings of registered Group shares in 2013.

12 Shareholder’s equity
	2013		2012
Shareholder's equity (CHF million)
Share and participation capital	4,400		4,400
General reserves	6,644		5,543
Reserves from capital contributions	22,185	[1]	18,387	[1]
General legal reserves	28,829		23,930
Other reserves	610		610
Retained earnings	5,169		4,996
of which carried forward from previous year	4,986		3,720
of which net profit/(loss)	183		1,276
Total shareholder's equity as of January 1	39,008		33,936
Capital contribution	4,468	[2]	3,500
Other changes	0		1,399	[3]
Dividend	(10)		(10)
Net profit	1,066		183
Total shareholder's equity as of December 31 (before profit allocation)	44,532		39,008
Share and participation capital	4,400		4,400
General reserves	6,678		6,644
Reserves from capital contributions	26,619	[1]	22,185	[1]
General legal reserves	33,297		28,829
Other reserves	610		610
Retained earnings	6,225		5,169
of which carried forward from previous year	5,159		4,986
of which net profit	1,066		183
Total shareholder's equity as of December 31 (before profit allocation)	44,532		39,008
1 Subject to approval by the Swiss Federal Tax Administration.
2 Includes a contribution in kind of preferred shares in Credit Suisse Holdings (USA), Inc. from Credit Suisse Group AG to the Bank parent company in the amount of CHF 3,578 million.
3 Substantially all related to Clariden Leu integration.

13 Amounts receivable from and payable to affiliated companies and loans to members of the Bank parent company’s governing bodies
end of	2013	2012
Amounts receivable from and amounts payable to affiliated companies and loans to members of the Bank parent company's governing bodies (CHF million)
Amounts receivable from affiliated companies	5,547	6,341
Amounts payable to affiliated companies	1,846	2,917
Loans to members of the Bank parent company's governing bodies	65	49

14 Significant transactions with related parties
Transactions (such as securities transactions, payment transfer services, borrowings and compensation for deposits) with related parties are carried out on an arm’s length basis.

15 Fire insurance value of tangible fixed assets
end of	2013	2012
Fire insurance value of tangible fixed assets (CHF million)
Real estate	2,256	2,445
Other fixed assets	245	328

16 Liabilities for future payments in connection with operating leases
end of	2013	2012
Liabilities for future payments in connection with operating leases (CHF million)
Total	2,113	2,343

17 Fiduciary transactions
end of	2013	2012
Fiduciary transactions (CHF million)
Fiduciary placements with third-party institutions	5,089	5,749
Fiduciary placements with affiliated and associated banks	0	61
Total fiduciary transactions	5,089	5,810

18 Number of employees
end of	2013	2012
Number of employees (full-time equivalents)
Switzerland	17,100	18,400
Abroad	4,400	4,800
Total number of employees	21,500	23,200

19 Foreign currency translation rates
	End of		Average in
	2013	2012	2013	2012
1 USD / 1 CHF	0.89	0.92	0.93	0.93
1 EUR / 1 CHF	1.23	1.21	1.23	1.20
1 GBP / 1 CHF	1.47	1.48	1.45	1.48
100 JPY / 1 CHF	0.85	1.06	0.95	1.17

20 Outsourcing of services
Where the outsourcing of services through agreements with external service providers is considered significant under the terms of >>>FINMA Circular 2008/7 “Outsourcing banks” those agreements comply with all regulatory requirements with respect to business and banking confidentiality, data protection and customer information. At the Bank, outsourcing of services is in compliance with Circular 2008/7.

21 Risk assessment
> Refer to “Note 39 – Risk assessment” in VII – Consolidated financial statements – Credit Suisse (Bank) for information on the Bank parent company’s risk assessment in accordance with the Swiss Code of Obligations.

Proposed appropriation of retained earnings

Proposed appropriation of retained earnings
end of	2013
Retained earnings (CHF million)
Retained earnings carried forward	5,159
Net profit	1,066
Retained earnings available for appropriation	6,225
Dividend	10
To be carried forward	6,215
Total	6,225

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

Average balances and interest rates
	2013			2012			2011
in	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate	Average balance	Interest income	Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	348	5	1.44%	432	3	0.69%	553	5	0.90%
Foreign	37,570	185	0.49%	57,142	241	0.42%	60,520	304	0.50%
Interest-bearing deposits with banks
Switzerland	9	0	0.00%	18	0	0.00%	44	0	0.00%
Foreign	1,608	2	0.12%	2,336	14	0.60%	1,912	24	1.26%
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions [1]
Switzerland	1,958	20	1.02%	2,382	33	1.39%	4,312	46	1.07%
Foreign	173,651	2,496	1.44%	216,504	2,907	1.34%	211,031	3,219	1.53%
Trading assets
Switzerland	1,759	106	6.03%	2,740	159	5.80%	5,143	161	3.13%
Foreign	229,690	9,951	4.33%	258,069	11,786	4.57%	261,510	11,534	4.41%
Investment securities
Switzerland	1,730	18	1.04%	2,061	20	0.97%	1,770	25	1.41%
Foreign	1,509	27	1.79%	2,435	45	1.85%	4,042	72	1.78%
Loans
Switzerland	148,356	2,808	1.89%	145,061	2,866	1.98%	139,034	2,973	2.14%
Foreign	98,723	2,035	2.06%	93,740	2,025	2.16%	86,131	1,942	2.25%
Other interest-earning assets
Switzerland	2,091	50	2.39%	2,632	25	0.95%	3,714	29	0.78%
Foreign	107,748	1,853	1.72%	114,733	1,966	1.71%	108,693	2,642	2.43%
Interest-earning assets	806,750	19,556	2.42%	900,285	22,090	2.45%	888,409	22,976	2.59%
Specific allowance for losses	(3,365)			(3,523)			(2,963)
Non-interest-earning assets	187,943			228,408			217,913
Total assets	991,328			1,125,170			1,103,359
Percentage of assets attributable to foreign activities	81.41%			84.08%			83.07%
Average balances and interest rates exclude discontinued operations.
1
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

Average balances and interest rates (continued)
	2013			2012			2011
in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	2,081	5	0.24%	2,655	12	0.45%	3,405	21	0.62%
Foreign	22,948	126	0.55%	33,579	244	0.73%	33,885	329	0.97%
Deposits of non-banks
Switzerland	200,659	369	0.18%	188,414	494	0.26%	136,067	529	0.39%
Foreign	115,327	478	0.41%	112,315	611	0.54%	144,143	834	0.58%
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions [1]
Switzerland	2,893	51	1.76%	3,433	73	2.13%	4,406	76	1.72%
Foreign	109,583	1,104	1.01%	178,325	1,603	0.90%	152,065	1,545	1.02%
Trading liabilities
Switzerland	545	94	17.25%	689	73	10.60%	1,254	47	3.75%
Foreign	61,401	4,989	8.13%	78,744	6,760	8.58%	89,353	7,078	7.92%
Short-term borrowings
Switzerland	476	0	0.00%	1,188	(3)	-0.25%	2,066	(12)	-0.58%
Foreign	21,005	132	0.63%	21,912	188	0.86%	22,170	81	0.37%
Long-term debt
Switzerland	20,051	371	1.85%	20,058	326	1.63%	19,059	334	1.75%
Foreign	123,153	3,491	2.83%	142,842	4,320	3.02%	156,288	5,330	3.41%
Other interest-bearing liabilities
Switzerland	1,424	1	0.07%	1,245	2	0.16%	2,563	(18)	-0.70%
Foreign	111,583	230	0.21%	111,798	244	0.22%	98,037	376	0.38%
Interest-bearing liabilities	793,129	11,441	1.44%	897,197	14,947	1.67%	864,761	16,550	1.91%
Non-interest-bearing liabilities	157,445			193,227			206,100
Total liabilities	950,574			1,090,424			1,070,861
Shareholders' equity	40,754			34,746			32,498
Total liabilities and shareholders' equity	991,328			1,125,170			1,103,359
Percentage of liabilities attributable to foreign activities	75.15%			78.70%			82.82%
Average balances and interest rates exclude discontinued operations.
1
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

Net interest income and interest rate spread
	2013		2012		2011
in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	2,116	1.50	2,129	1.60	2,262	1.50
Foreign	5,999	0.60	5,014	0.40	4,164	0.50
Total net	8,115	1.00	7,143	0.80	6,426	0.70

The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors. The most significant factor is changes in global interest rates. Additional factors include changes in the geographic and product mix of the Group’s business, and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.

Selected margin information
in	2013	2012	2011
Selected margin information (average rate in %)
Switzerland	1.35	1.37	1.46
Foreign	0.92	0.67	0.57
Net interest margin	1.01	0.79	0.72

The US Federal Reserve set the federal funds rate, which was a target band of 0.00% to 0.25% throughout 2013.
The Swiss National Bank set the three-month Swiss franc London Interbank Offered Rate, which was 0.0% to 0.25% throughout 2013.
The European Central Bank set the fixed rate tenders, which stood at 0.25% at the end of 2013.
The Bank of England set the bank rate at 0.50% in early 2009 and it remained at this level throughout 2013.

Analysis of changes in net interest income
	2013 vs 2012			2012 vs 2011
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	(1)	3	2	(1)	(1)	(2)
Foreign	(82)	26	(56)	(17)	(46)	(63)
Interest-bearing deposits with banks
Switzerland	0	0	0	0	0	0
Foreign	(4)	(8)	(12)	5	(15)	(10)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Switzerland	(6)	(7)	(13)	(21)	8	(13)
Foreign	(574)	163	(411)	84	(396)	(312)
Trading assets
Switzerland	(57)	4	(53)	(75)	73	(2)
Foreign	(1,297)	(538)	(1,835)	(152)	404	252
Investment securities
Switzerland	(3)	1	(2)	4	(9)	(5)
Foreign	(17)	(1)	(18)	(29)	2	(27)
Loans
Switzerland	65	(123)	(58)	129	(236)	(107)
Foreign	108	(98)	10	171	(88)	83
Other interest-earning assets
Switzerland	(5)	30	25	(8)	4	(4)
Foreign	(119)	6	(113)	147	(823)	(676)
Interest-earning assets
Switzerland	(7)	(92)	(99)	28	(161)	(133)
Foreign	(1,985)	(450)	(2,435)	209	(962)	(753)
Change in interest income	(1,992)	(542)	(2,534)	237	(1,123)	(886)
Average balances and interest rates exclude discontinued operations.

Analysis of changes in net interest income (continued)
	2013 vs 2012			2012 vs 2011
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	(3)	(4)	(7)	(5)	(4)	(9)
Foreign	(78)	(40)	(118)	(3)	(82)	(85)
Deposits of non-banks
Switzerland	32	(157)	(125)	204	(239)	(35)
Foreign	16	(149)	(133)	(185)	(38)	(223)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
Switzerland	(12)	(10)	(22)	(17)	14	(3)
Foreign	(619)	120	(499)	268	(210)	58
Trading liabilities
Switzerland	(15)	36	21	(21)	47	26
Foreign	(1,488)	(283)	(1,771)	(840)	522	(318)
Short-term borrowings
Switzerland	2	1	3	5	4	9
Foreign	(8)	(48)	(56)	(1)	108	107
Long-term debt
Switzerland	0	45	45	17	(25)	(8)
Foreign	(595)	(234)	(829)	(459)	(551)	(1,010)
Other interest-bearing liabilities
Switzerland	0	(1)	(1)	9	11	20
Foreign	0	(14)	(14)	52	(184)	(132)
Interest-bearing liabilities
Switzerland	4	(90)	(86)	192	(192)	0
Foreign	(2,772)	(648)	(3,420)	(1,168)	(435)	(1,603)
Change in interest expense	(2,768)	(738)	(3,506)	(976)	(627)	(1,603)
Change in interest income
Switzerland	(11)	(2)	(13)	(164)	31	(133)
Foreign	787	198	985	1,377	(527)	850
Total change in net interest income	776	196	972	1,213	(496)	717
Average balances and interest rates exclude discontinued operations.

Carrying value of financial investments
end of	2013	2012	2011
Carrying value of financial investments (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	402	483	348
Debt securities issued by foreign governments	1,388	1,605	3,322
Corporate debt securities	606	845	791
Collateralized debt obligations	490	470	607
Total debt securities	2,886	3,403	5,068
As of December 31, 2012, no aggregate investment in debt securities of a specific counterparty was in excess of 10% of consolidated shareholders’ equity.

Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		Total
end of 2013	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Debt securities issued by the Swiss federal, cantonal or local governmental entities	18	2.39	92	2.28	210	1.83	69	1.45	389	1.90
Debt securities issued by foreign governments	134	3.22	1,156	2.02	40	3.15	20	1.47	1,350	2.16
Corporate debt securities	341	0.60	224	3.07	25	2.38	0	n/a	590	1.61
Collateralized debt obligations	50	1.94	230	1.56	200	2.21	0	n/a	480	1.87
Total debt securities	543	1.43	1,702	2.11	475	2.13	89	1.46	2,809	1.96
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above are based upon amortized cost, whereas certain financial investments are carried at fair value in the consolidated balance sheets.

Details of the loan portfolio
end of	2013	2012	2011	2010
Loan portfolio (CHF million, except where indicated)
Mortgages	92,418	89,733	86,514	83,228
Loans collateralized by securities	3,403	3,935	4,205	4,495
Consumer finance	4,397	4,502	4,598	4,088
Consumer	100,218	98,170	95,317	91,811
Real estate	24,715	23,717	21,971	20,071
Commercial and industrial loans	21,964	24,505	24,032	21,835
Financial institutions	4,016	3,718	4,306	4,279
Governments and public institutions	1,079	1,116	1,111	993
Corporate & institutional	51,774	53,056	51,420	47,178
Switzerland	151,992	151,226	146,737	138,989
Mortgages	2,560	2,139	1,741	1,397
Loans collateralized by securities	28,162	23,428	22,256	20,057
Consumer finance	1,541	2,399	2,097	1,620
Consumer	32,263	27,966	26,094	23,074
Real estate [1]	2,597	2,084	1,951	1,858
Commercial and industrial loans [1]	41,370	38,523	36,182	32,889
Financial institutions [1]	17,824	22,184	22,406	22,001
Governments and public institutions [1]	1,968	1,221	987	1,080
Corporate & institutional	63,759	64,012	61,526	57,828
Foreign	96,022	91,978	87,620	80,902
Gross loans	248,014	243,204	234,357	219,891
of which held at amortized cost	228,557	223,204	213,663	201,339
of which held at fair value	19,457	20,000	20,694	18,552
Net (unearned income)/deferred expenses	(91)	(59)	(34)	(32)
Allowance for loan losses	(869)	(922)	(910)	(1,017)
Net loans	247,054	242,223	233,413	218,842
Percentage of allowance for loan losses [2]	0.4%	0.4%	0.4%	0.5%
1
Prior periods have been corrected to reclassify certain counterparty exposures from real estate and commercial and industrial loans to loans to financial institutions, and from governments and public institutions to commercial and industrial loans, respectively.

2 Calculated based on net loans which are not carried at fair value.

Details of the loan portfolio (continued)
end of	2009
Loan portfolio (CHF million, except where indicated)
Banks	95
Commercial	43,893
Consumer	89,045
Public authorities	1,036
Lease financings	2,620
Switzerland	136,689
Banks	7,836
Commercial	69,036
Consumer	19,765
Public authorities	4,161
Lease financings	1,113
Foreign	101,911
Gross loans	238,600
of which held at amortized cost	202,354
of which held at fair value	36,246
Net (unearned income)/deferred expenses	(25)
Allowance for loan losses	(1,395)
Net loans	237,180
Percentage of allowance for loan losses [1]	0.7%
1 Calculated based on net loans which are not carried at fair value.

Loan portfolio by industry
end of	2013	2012
Loan portfolio by industry (CHF million)
Banks	4,232	5,518
Other financial services	17,608	20,384
Real estate companies	27,312	25,801
Other services	20,598	20,277
Manufacturing	9,343	9,554
Wholesale and retail trade	7,999	9,540
Construction	3,293	3,345
Transportation	13,608	12,163
Health and social services	1,814	1,834
Hotels and restaurants	1,253	1,182
Agriculture and mining	4,546	4,292
Telecommunications	319	554
Governments, public institutions and non-profit organizations	3,608	2,624
Corporate & institutional	115,533	117,068
Consumer	132,481	126,136
Gross loans	248,014	243,204
Net (unearned income)/deferred expenses	(91)	(59)
Allowance for loan losses	(869)	(922)
Net loans	247,054	242,223

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2013	1 year or less	1 year to 5 years	After 5 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	26,451	42,679	21,635	1,653		0		92,418
Loans collateralized by securities	2,458	680	74	191		0		3,403
Consumer finance	2,231	1,894	79	193		0		4,397
Consumer	31,140	45,253	21,788	2,037		0		100,218
Real estate	13,344	7,016	4,045	259		51		24,715
Commercial and industrial loans	11,306	4,349	2,036	2,111		2,162		21,964
Financial institutions	2,204	759	180	82		791		4,016
Governments and public institutions	561	315	133	61		9		1,079
Corporate & institutional	27,415	12,439	6,394	2,513		3,013		51,774
Switzerland	58,555	57,692	28,182	4,550		3,013		151,992
Mortgages	1,087	1,353	73	17		30		2,560
Loans collateralized by securities	22,294	2,666	1,756	1,446		0		28,162
Consumer finance	989	209	103	240		0		1,541
Consumer	24,370	4,228	1,932	1,703		30		32,263
Real estate	1,141	976	390	11		79		2,597
Commercial and industrial loans	24,313	9,605	2,453	1,141		3,858		41,370
Financial institutions	8,654	6,104	1,825	350		891		17,824
Governments and public institutions	184	710	209	3		862		1,968
Corporate & institutional	34,292	17,395	4,877	1,505		5,690		63,759
Foreign	58,662	21,623	6,809	3,208		5,720		96,022
Gross loans	117,217	79,315	34,991	7,758		8,733		248,014
of which fixed rate	105,061	64,046	31,656	0		3,181		203,944
of which variable rate	12,156	15,269	3,335	7,758		5,552		44,070
Net (unearned income)/deferred expenses								(91)
Allowance for loan losses								(869)
Net loans								247,054
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.

Non-performing and non-interest-earning loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2013	2012	2011	2010	2009	2013	2012	2013	2012
Non-performing and non-interest-earning loans (CHF million)
Switzerland	378	409	427	463	518	18	18	4	2
Foreign	484	450	331	498	779	31	23	5	6
Non-performing loans [1]	862	859	758	961	1,297	49	41	9	8
Switzerland	109	113	100	143	186	8	8	0	0
Foreign	172	200	162	197	150	11	12	0	0
Non-interest-earning loans [1]	281	313	262	340	336	19	20	0	0
Total non-performing and non-interest-earning loans	1,143	1,172	1,020	1,301	1,633	68	61	9	8
1 Refer to "Impaired loans" in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality for a definition of these terms.

Potential problem loans
end of	2013	2012	2011	2010	2009
Potential problem loans (CHF million)
Switzerland	115	181	323	222	277
Foreign	225	346	357	288	381
Total potential problem loans	340	527	680	510	658

Restructured loans
						Interest income which would have been recognized		Interest income which was recognized
in / end of	2013	2012	2011	2010	2009	2013	2012	2013	2012
Restructured loans (CHF million)
Switzerland	6	0	4	4	0	0	0	0	0
Foreign	0	30	14	48	6	0	4	0	4
Total restructured loans	6	30	18	52	6	0	4	0	4

Movements in the allowance for loan losses
	2013	2012	2011
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	922	910	1,017
Allowances acquired/(deconsolidated)	(1)	(18)	0
Change in scope of consolidation	(1)	(18)	0
Switzerland	50	87	51
Foreign	115	72	90
Net movements recognized in the consolidated statements of operations	165	159	141
Mortgages	(6)	(7)	(10)
Loans collateralized by securities	(6)	(2)	(4)
Consumer finance	(96)	(75)	(79)
Consumer	(108)	(84)	(93)
Real estate	(5)	(1)	(9)
Commercial and industrial loans	(45)	(63)	(45)
Financial institutions	(1)	(1)	0
Corporate & institutional	(51)	(65)	(54)
Switzerland	(159)	(149)	(147)
Mortgages	(2)	(3)	(4)
Loans collateralized by securities	(2)	(7)	(15)
Consumer finance	(10)	(11)	(12)
Consumer	(14)	(21)	(31)
Real estate	0	(1)	0
Commercial and industrial loans	(103)	(14)	(116)
Financial institutions	(10)	(10)	(5)
Governments and public institutions	0	(6)	0
Corporate & institutional	(113)	(31)	(121)
Foreign	(127)	(52)	(152)
Gross write-offs	(286)	(201)	(299)
Consumer finance	23	21	33
Consumer	23	21	33
Commercial and industrial loans	3	12	3
Corporate & institutional	3	12	3
Switzerland	26	33	36
Consumer finance	1	1	5
Consumer	1	1	5
Commercial and industrial loans	27	10	0
Corporate & institutional	27	10	0
Foreign	28	11	5
Recoveries	54	44	41
Net write-offs	(232)	(157)	(258)
Provisions for interest	26	29	14
Foreign currency translation impact and other adjustments, net	(11)	(1)	(4)
Balance at end of period	869	922	910
Average loan balance	247,079	238,801	225,165
Ratio of net write-offs to average loans	0.09%	0.07%	0.11%

Movements in the allowance for loan losses (continued)
	2010	2009
Allowance for loan losses (CHF million, except where indicated)
Balance at beginning of period	1,395	1,639
Allowances acquired/(deconsolidated)	0	0
Change in scope of consolidation	0	0
Switzerland	(3)	85
Foreign	(90)	230
Net movements recognized in the consolidated statements of operations	(93)	315
Commercial	(64)	(63)
Consumer	(90)	(80)
Lease financings	(8)	(8)
Switzerland	(162)	(151)
Commercial	(109)	(503)
Consumer	(23)	(20)
Foreign	(132)	(523)
Gross write-offs	(294)	(674)
Commercial	28	18
Consumer	15	23
Lease financings	1	1
Switzerland	44	42
Commercial	17	21
Consumer	1	0
Lease financings	1	0
Foreign	19	21
Recoveries	63	63
Net write-offs	(231)	(611)
Provisions for interest	2	43
Foreign currency translation impact and other adjustments, net	(56)	9
Balance at end of period	1,017	1,395
Average loan balance	227,874	241,892
Ratio of net write-offs to average loans	0.10%	0.25%

Analysis of the allowance for loan losses by Switzerland, foreign and category
	2013		2012		2011
end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Mortgages	47	0.0%	48	0.0%	54	0.0%
Loans collateralized by securities	2	0.0%	3	0.0%	11	0.0%
Consumer finance	122	0.0%	131	0.1%	107	0.0%
Consumer	171	0.1%	182	0.1%	172	0.1%
Real estate	60	0.0%	69	0.0%	63	0.0%
Commercial and industrial loans	166	0.1%	200	0.1%	230	0.1%
Financial institutions	1	0.0%	2	0.0%	2	0.0%
Corporate & institutional	227	0.1%	271	0.1%	295	0.1%
Switzerland	398	0.2%	453	0.2%	467	0.2%
Mortgages	9	0.0%	12	0.0%	14	0.0%
Loans collateralized by securities	52	0.0%	50	0.0%	38	0.0%
Consumer finance	35	0.0%	44	0.0%	65	0.0%
Consumer	96	0.0%	106	0.0%	117	0.1%
Real estate	5	0.0%	5	0.0%	8	0.0%
Commercial and industrial loans	277	0.1%	242	0.1%	215	0.1%
Financial institutions	93	0.0%	116	0.1%	97	0.0%
Governments and public institutions	0	0.0%	0	0.0%	6	0.0%
Corporate & institutional	375	0.2%	363	0.2%	326	0.1%
Foreign	471	0.2%	469	0.2%	443	0.2%
Total allowance for loan losses	869	0.4%	922	0.4%	910	0.4%
of which on principal	778	0.3%	842	0.4%	837	0.4%
of which on interest	91	0.0%	80	0.0%	73	0.0%
Percentages may not add up due to rounding.

Analysis of the allowance for loan losses by Switzerland, foreign and category (continued)
	2010		2009
end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for loan losses
Commercial	348	0.2%	445	0.2%
Consumer	178	0.1%	215	0.1%
Lease financings	23	0.0%	25	0.0%
Switzerland	549	0.3%	685	0.3%
Banks	41	0.0%	47	0.0%
Commercial	320	0.1%	549	0.2%
Consumer	90	0.0%	97	0.0%
Public authorities	7	0.0%	6	0.0%
Lease financings	10	0.0%	11	0.0%
Foreign	468	0.2%	710	0.3%
Total allowance for loan losses	1,017	0.5%	1,395	0.6%
of which on principal	905	0.4%	1,235	0.5%
of which on interest	112	0.1%	160	0.1%

Gross write-offs of loans by industry
in	2013	2012	2011
Gross write-offs of loans (CHF million)
Banks	0	0	5
Other financial services	11	11	1
Real estate companies	5	2	9
Other services	18	15	12
Manufacturing	17	30	63
Wholesale and retail trade	9	13	25
Construction	6	4	11
Transportation	57	8	4
Health and social services	3	1	0
Hotels and restaurants	1	4	3
Agriculture and mining	35	0	42
Telecommunications	1	1	0
Governments, public institutions and non-profit organizations	0	7	0
Corporate & institutional	163	96	175
Consumer	123	105	124
Total gross write-offs	286	201	299

Gross write-offs of loans by industry (continued)
in	2010	2009
Gross write-offs of loans by industry (CHF million)
Financial services	21	274
Real estate companies	24	151
Other services	3	15
Manufacturing	85	41
Wholesale and retail trade	22	9
Construction	4	62
Transportation	5	4
Health and social services	4	0
Hotels and restaurants	2	4
Agriculture and mining	0	0
Telecommunications	3	6
Non-profit and international organizations	0	0
Commercial	173	566
Consumer	113	100
Lease financings	8	8
Total gross write-offs	294	674

Cross-border outstandings
end of	Banks	Private	Public	Subtotal	Net local country assets over liabilities	Commit- ments	Total
2013 (CHF million)
United States	5,373	36,815	9,898	52,086	68,444	67,393	187,923
France	4,048	6,331	6,187	16,566	636	13,992	31,194
Germany	4,226	10,870	8,528	23,624	0	6,213	29,837
United Kingdom	7,181	7,777	280	15,238	0	13,238	28,476
Japan	1,703	5,907	829	8,439	6,908	4,178	19,525
Luxembourg	3,659	11,035	3,545	18,239	0	1,280	19,519
Cayman Islands	627	16,078	0	16,705	0	1,267	17,972
The Netherlands	1,721	5,990	1,580	9,291	0	2,902	12,193
Italy	790	2,783	6,811	10,384	0	1,402	11,786
Canada	3,263	3,268	779	7,310	976	1,790	10,076
Brazil	916	3,143	1,630	5,689	4,035	330	10,054
Hong Kong	510	3,330	1	3,841	4,305	592	8,738
Australia	1,314	1,630	62	3,006	3,675	1,382	8,063
Spain	2,449	2,923	1,002	6,374	341	1,250	7,965
Ireland	1,508	4,581	3	6,092	13	1,423	7,528
Mexico	578	2,445	2,287	5,310	1,382	161	6,853
South Korea	468	3,509	889	4,866	1,465	231	6,562
2012 (CHF million)
United States	11,217	49,107	8,667	68,991	41,925	76,115	187,031
United Kingdom	5,166	5,946	81	11,193	14,198	36,600	61,991
Cayman Islands	310	24,097	0	24,407	0	901	25,308
France	3,734	11,426	2,662	17,822	72	6,875	24,769
Germany	6,541	6,576	6,481	19,598	0	4,135	23,733
Brazil	2,163	3,627	2,660	8,450	7,710	1,685	17,845
Luxembourg	2,150	8,779	1,805	12,734	3,552	624	16,910
Japan	5,764	2,816	1,557	10,137	1,151	4,098	15,386
The Netherlands	2,530	6,844	1,745	11,119	51	2,305	13,475
Italy	1,309	3,427	5,700	10,436	0	1,025	11,461
Hong Kong	626	1,628	1	2,255	6,814	196	9,265
Canada	1,519	3,833	852	6,204	0	1,730	7,934
Singapore	268	1,526	124	1,918	0	5,359	7,277
Russian Federation	1,258	1,579	4,177	7,014	158	47	7,219
Ireland	800	5,165	60	6,025	0	992	7,017
2011 (CHF million)
United States	12,015	51,736	6,868	70,619	11,238	59,548	141,405
United Kingdom	4,673	4,666	49	9,388	23,693	28,383	61,464
Luxembourg	2,307	9,072	1,180	12,559	20,129	1,223	33,911
Germany	9,696	8,500	4,682	22,878	699	4,877	28,454
France	7,647	12,367	3,384	23,398	100	3,349	26,847
Cayman Islands	231	22,587	0	22,818	67	808	23,693
Japan	6,642	3,827	605	11,074	4,377	4,969	20,420
The Netherlands	3,338	6,936	2,464	12,738	6	2,632	15,376
Brazil	1,715	3,217	2,095	7,027	7,445	264	14,736
Canada	1,766	6,520	1,061	9,347	0	1,456	10,803
Italy	1,687	2,287	5,251	9,225	0	471	9,696
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

Deposits in Switzerland and foreign offices
	2013			2012			2011
in	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate	Average balance	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	6,441	–	–	9,344	–	–	11,813	–	–
Interest-bearing demand	137,499	117	0.1%	128,172	160	0.1%	105,590	244	0.2%
Savings deposits	62,067	236	0.4%	58,078	296	0.5%	54,424	312	0.6%
Time deposits	12,490	62	0.5%	13,325	76	0.6%	19,116	95	0.5%
Switzerland	218,497	415	0.2%	208,919	532	0.3%	190,943	651	0.3%
Non-interest-bearing demand	4,723	–	–	4,600	–	–	3,655	–	–
Interest-bearing demand	26,231	30	0.1%	21,713	24	0.1%	18,921	41	0.2%
Savings deposits	32	0	0.0%	41	0	0.0%	34	0	0.0%
Time deposits	102,696	533	0.5%	115,634	797	0.7%	119,415	1,002	0.8%
Foreign	133,682	563	0.4%	141,988	821	0.6%	142,025	1,043	0.7%
Total deposits	352,179	978	0.3%	350,907	1,353	0.4%	332,968	1,694	0.5%
Deposits by foreign depositors in Swiss offices amounted to CHF 69.5 billion, CHF 68.2 billion and CHF 60.7 billion as of December 31, 2013, 2012 and 2011, respectively.
Aggregate of individual time deposits in Switzerland and foreign offices
in 2013	Switzerland	Foreign	Total
Time deposits (CHF million)
3 months or less	–	16,127	16,127
Over 3 through 6 months	–	10,815	10,815
Over 6 through 12 months	–	7,683	7,683
Over 12 months	–	1,709	1,709
Certificates of deposit	–	36,334	36,334
3 months or less	8,559	55,060	63,619
Over 3 through 6 months	3,923	4,134	8,057
Over 6 through 12 months	2,236	2,063	4,299
Over 12 months	634	3,163	3,797
Other time deposits	15,352	64,420	79,772
Total time deposits	15,352	100,754	116,106
Balances shown are the Swiss franc equivalent of amounts greater than USD 100,000 together with their remaining maturities.

Selected information on short-term borrowings
in	2013	2012	2011
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions (CHF million)
Outstanding as of December 31	94,032	132,721	176,559
Maximum amount outstanding at any month-end during the year	150,092	219,447	176,559
Approximate average amount outstanding during the year	112,475	181,758	156,472
Interest expense for the year ended December 31	1,156	1,677	1,621
Approximate weighted-average interest rate during the year	1.0%	0.9%	1.0%
Approximate weighted-average interest rate at year-end	0.6%	0.7%	0.8%
Commercial paper (CHF million)
Outstanding as of December 31	12,095	10,882	21,444
Maximum amount outstanding at any month-end during the year	16,967	18,144	21,444
Approximate average amount outstanding during the year	14,555	13,876	16,232
Interest expense for the year ended December 31	52	54	52
Approximate weighted-average interest rate during the year	0.4%	0.4%	0.3%
Approximate weighted-average interest rate at year-end	0.3%	0.3%	0.4%
Other short-term borrowings (CHF million)
Outstanding as of December 31	8,097	7,759	4,671
Maximum amount outstanding at any month-end during the year	9,861	9,444	9,218
Approximate average amount outstanding during the year	6,926	9,224	8,004
Interest expense for the year ended December 31	80	130	17
Approximate weighted-average interest rate during the year	1.2%	1.4%	0.2%
Approximate weighted-average interest rate at year-end	1.2%	1.7%	1.2%
Generally, original maturities of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are less than six months, commercial paper are less than six months and other short-term borrowings are one year or less.

Statistical information – Bank
Statistical information for the Group is required under the SEC’s specialized industry guide for bank holding companies – Industry Guide 3. Certain statistical information is also included in VII – Consolidated financial statements – Credit Suisse (Bank), including Notes 6 – Net interest income, 15 – Investment securities, 17 – Loans, allowance for loan losses and credit quality, 22 – Deposits, 23 – Long-term debt, 30 – Derivatives and hedging activities, 31 – Guarantees and commitments and 33 – Financial instruments. Except to the extent described below, such statistical information for the Bank is not materially different, either in absolute amount or in terms of trends, from such statistical information for the Group. The principal differences described below relate to the banking businesses of the Group that are not included in the Bank’s consolidated financial statements and intercompany eliminations.
The short-term borrowings of the Bank and the Group may differ from period to period. As of December 31, 2013, 2012 and 2011, the Bank had short-term borrowings of CHF 20.2 billion, CHF 14.8 billion and CHF 26.1 billion compared to short-term borrowings of CHF 20.2 billion, CHF 18.6 billion and CHF 26.1 billion at the Group, respectively. The lower level of short-term borrowings at the Bank compared to the Group at year-end 2012 was related to the mandatory and contingent convertible securities issued by the Group.
In addition, certain elements of the Group’s and the Bank’s investment portfolio may differ from period to period. As of December 31, 2013, the carrying value of the Group’s debt securities was CHF 2.9 billion compared to CHF 1.5 billion for the Bank. The higher value of debt securities at the Group compared to the Bank primarily related to debt securities issued by Swiss federal, cantonal or local governmental entities, foreign governments and corporates, and >>>collateralized debt obligations held by Neue Aargauer Bank, principally for liquidity management purposes.
The Bank’s loan portfolio constitutes substantially all of the Group’s consolidated loan portfolio. As of December 31, 2013, 2012 and 2011, the Bank’s total loans were CHF 231.2 billion, CHF 227.5 billion and CHF 219.4 billion or 93.6%, 93.9% and 94.0% of the Group’s total loans of CHF 247.1 billion, CHF 242.2 billion and CHF 233.4 billion, respectively. Differences between the Bank and the Group in the composition and maturity profile of the loan portfolio, allowance for loan losses, write-offs and impaired loans as of December 31, 2013, December 31, 2012 and December 31, 2011 principally related to Neue Aargauer Bank and BANK-now, primarily in the Swiss consumer segment.
> Refer to “Note 17 – Loans, allowance for loan losses and credit quality” in VII – Consolidated financial statements – Credit Suisse (Bank) for additional information on the Bank’s loan portfolio and related allowances.

Ratio of earnings to fixed charges - Group
in	2013	2012	2011	2010	2009

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	4,096	2,190	3,471	7,477	8,106
Income from equity method investments	(251)	(160)	(138)	(164)	(56)
Pre-tax earnings/(loss) from continuing operations	3,845	2,030	3,333	7,313	8,050
Fixed charges:
Interest expense	11,441	14,947	16,550	18,980	18,367
Interest portion of rentals [1]	642	645	600	595	583
Preferred dividend requirements	236	231	216	162	131
Total fixed charges	12,319	15,823	17,366	19,737	19,081
Pre-tax earnings before fixed charges	16,164	17,853	20,699	27,050	27,131
Noncontrolling interests	639	336	837	822	(313)
Earnings before fixed charges and provision for income taxes	15,525	17,517	19,862	26,228	27,444
Ratio of earnings to fixed charges	1.26	1.11	1.14	1.33	1.44
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.

Ratio of earnings to fixed charges - Bank
in	2013	2012	2011	2010	2009

Ratio of earnings to fixed charges (CHF million)
Income/(loss) from continuing operations before taxes, noncontrolling interests, extraordinary items and cumulative effect of accounting changes	3,670	1,982	2,511	6,526	7,800
Income from equity method investments	(240)	(146)	(134)	(148)	(31)
Pre-tax earnings/(loss) from continuing operations	3,430	1,836	2,377	6,378	7,769
Fixed charges:
Interest expense	11,306	14,734	16,404	18,783	18,118
Interest portion of rentals [1]	632	629	580	578	565
Preferred dividend requirements	236	231	216	162	131
Total fixed charges	12,174	15,594	17,200	19,523	18,814
Pre-tax earnings before fixed charges	15,604	17,430	19,577	25,901	26,583
Noncontrolling interests	860	(600)	901	802	(697)
Earnings before fixed charges and provision for income taxes	14,744	18,030	18,676	25,099	27,280
Ratio of earnings to fixed charges	1.21	1.16	1.09	1.29	1.45
1 Amounts reflect a portion of premises and real estate expenses deemed representative of the interest factor.

Other information

Exchange controls
There are no restrictions presently in force under our Articles of Association or Swiss law that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote their securities freely. The Swiss federal government may from time to time impose sanctions, including exchange control restrictions, on particular countries, regimes, organizations or persons. A current list, in German, of such sanctions can be found at www.seco-admin.ch. Other than these sanctions, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including, but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.

American Depositary Shares
Under Swiss law, holders of >>>American Depositary Shares (ADS) are not shareholders and are not recorded in our share register. A nominee for the ADS depositary is the registered holder of the shares underlying the ADS. Rights of ADS holders to exercise voting rights, receive dividends and other matters are governed by the deposit agreement pursuant to which the ADS are issued. For further information relating to our ADS, see the Registration Statement on Form F-6 filed with the SEC. Subject to any applicable law to the contrary, with respect to ADS for which timely voting instructions are not received by the ADS depositary in relation to any proposed resolution or for which voting instructions are received by the ADS depositary but do not specify how the ADS depositary shall vote in relation to any proposed resolution, the ADS depositary shall, or shall instruct the nominee to, vote such shares underlying the ADS in favor of such resolution if it has been proposed by the Board of Directors or otherwise in accordance with the recommendation of the Board of Directors.

Taxation
The following summary contains a description of the principal Swiss and US federal income tax consequences of the purchase, ownership and disposition of our shares or ADS (Shares), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of Shares. In particular, the summary is directed only to holders that hold Shares as capital assets and does not address tax considerations applicable to investors that may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, persons that actually or constructively own 10% or more of our voting stock, persons that hold Shares as a position in a “straddle” or “conversion” transaction, or as part of a “synthetic security” or other integrated financial transaction, or persons that have a “functional currency” other than the Swiss franc or US dollar.
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

Residents of the US
A non-Swiss resident holder who is a resident of the US for purposes of the Treaty is eligible for a reduced rate of withholding tax on dividends equal to 15% of the dividend, provided that such holder: (i) qualifies for benefits under the Treaty; (ii) holds, directly or indirectly, less than 10% of our voting stock; and (iii) does not conduct business through a permanent establishment or fixed base in Switzerland to which Shares are attributable. Such an eligible US holder may apply for a refund of the amount of the withholding tax in excess of the 15% Treaty rate. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the US or from the Federal Tax Administration of Switzerland at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the US and sent to the Federal Tax Administration of Switzerland, Eigerstrasse 65, CH-3003, Bern, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed no later than December 31 of the third year following the calendar year in which the dividend became payable.

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

Legal entities
Legal entities resident in Switzerland and non-Swiss resident legal entities holding Shares as part of a Swiss permanent establishment are required to include taxable distributions (including capital repayments or distributions out of capital contribution reserves) received on the Shares in their income subject to Swiss corporate income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding Shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from relief from taxation with respect to taxable distributions (Beteiligungsabzug).

Non-resident recipients
Recipients of dividends and similar distributions on Shares who are neither residents of Switzerland for tax purposes nor holders of Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income tax in respect of such distributions.

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

Non-resident individuals and legal entities
Individuals and legal entities which are not resident in Switzerland for tax purposes and do not hold Shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income tax on gains realized upon the disposal of the Shares.

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

Stamp duties upon transfer of securities
The transfer of Shares, whether by Swiss residents or non-resident holders, may be subject to a Swiss securities transfer duty of 0.15% (0.075% for each party to a transaction) of the transaction value if the transfer occurs through or with a Swiss bank or other Swiss or foreign securities dealer as defined in the Swiss Federal Stamp Duty Act. Newly issued shares distributed by way of a stock or scrip dividend are not subject to the Swiss securities transfer duty. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers. In addition to this stamp duty, the sale of Shares by or through a member of the SIX Swiss Exchange (SIX) may be subject to a minor SIX levy on the sale proceeds (this levy also includes the >>>Swiss Financial Market Supervisory Authority FINMA (FINMA) surcharge).

Final foreign withholding taxes
On January 1, 2013, bilateral tax agreements between Switzerland and the United Kingdom and between Switzerland and Austria entered into force. The agreements, among other things, require a Swiss paying agent to levy a non-refundable (final) tax at specified rates in respect of an individual resident in the United Kingdom or in Austria, as applicable, on interest, dividends or capital gain paid, or credited to an account, relating to the Shares. The final withholding tax substitutes the United Kingdom or Austrian income tax, as applicable, on such interest, dividends or capital gain. Such a person may, however, opt for voluntary disclosure of the interest, dividends or capital gain to the tax authority of his or her country of residency rather than be subject to the final withholding tax specified in the agreements. Switzerland may conclude similar treaties with other European countries.

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

Taxation of dividends
US Holders
For US federal income tax purposes, a US Holder will be required to include the full amount (before reduction for Swiss withholding tax) of a dividend paid with respect to Shares, generally as ordinary income. Subject to certain exceptions for short-term and hedged positions, the US dollar amount of dividends received by an individual with respect to our Shares will be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends”. Dividends paid on the Shares will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). Based on our audited consolidated financial statements, we believe that the Group was not treated as a PFIC for US federal income tax purposes with respect to our 2012 or 2013 taxable years. In addition, based on the audited consolidated financial statements of the Group and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate the Group becoming a PFIC for the 2014 taxable year. Holders of our Shares should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of the considerations discussed above and their own particular circumstances. For this purpose, a “dividend” will include any distribution paid by us with respect to Shares, but only to the extent such distribution is not in excess of our current and accumulated earnings and profits as defined for US federal income tax purposes. Such dividend will constitute income from sources outside of the US. Subject to the limitations and conditions provided in the IR Code, a US Holder may deduct from its US federal taxable income, or claim as a credit against its US federal income tax liability, the Swiss withholding tax withheld. Under the IR Code, dividend payments by us on Shares are not eligible for the dividends received deduction generally allowed to corporate shareholders. Any distribution that exceeds our earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in Shares and thereafter as capital gain.
In general, a US Holder will be required to determine the amount of any dividend paid in Swiss francs by translating the Swiss francs into US dollars at the “spot rate” of exchange on the date of receipt. The tax basis of Swiss francs received by the US Holder generally will equal the US dollar equivalent of such Swiss francs, translated at the spot rate of exchange on the date such Swiss franc dividends are received. Upon a subsequent exchange of such Swiss francs for US dollars, or upon the use of such Swiss francs to purchase property, a US Holder will generally recognize ordinary income or loss in the amount equal to the difference between such US Holder’s tax basis for the Swiss francs and the US dollars received or, if property is received, the fair market value of the property. In addition, a US Holder may be required to recognize domestic-source foreign currency gain or loss on the receipt of a refund in respect of Swiss withholding tax to the extent the US dollar value of the refund differs from the US dollar equivalent of the amount on the date of receipt of the underlying dividend.

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

Backup withholding tax and information reporting requirements
Dividends paid on, and proceeds from the sale or other disposition of, Shares paid to a US Holder generally may be subject to the information reporting requirements of the IR Code and may be subject to backup withholding unless the holder: (i) establishes that it is a corporation or other exempt holder; or (ii) provides an accurate taxpayer identification number on a properly completed US Internal Revenue Service (IRS) Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.
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
The net long or short position held by the Group’s Swiss bank subsidiaries in the Group’s own shares has been at non-material levels relative to the number of the Group’s outstanding shares, due in part to >>>FINMA regulations requiring a 100% capital charge to the relevant legal entity for the entire net position in the Group’s shares. In addition to FINMA rules, the Group’s trading in its own shares in the Swiss market is subject to regulation under the Swiss Federal Act on Stock Exchanges and Securities Trading, the rules of the SIX and the European Exchange electronic exchange, and the Swiss Bankers Association Code of Conduct for Securities Dealers. Trading is also limited by the Group’s risk management limits, internal capital allocation rules, balance sheet requirements, counterparty restrictions and other internal regulations and guidelines. Swiss law further limits the Group’s ability to hold or repurchase its own shares.
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

Closing prices and average daily trading volumes for shares and ADS
Period	Average trading volumes	[1]	Shares in CHF (High)	[1]	Shares in CHF (Low)	[1]	Average trading volumes	[2]	Shares in USD (High)	[2]	Shares in USD (Low)	[2]
2014 (through March 21)	5,023,785		30.1		26.6		918,566		33.2		29.3
March (through March 21)	4,899,005		28.5		26.6		894,293		32.2		30.3
February	5,154,636		28.5		26.8		985,761		31.9		29.3
January	4,988,294		30.1		27.4		875,108		33.2		29.9
2013	5,532,934		30.3		22.9		1,353,861		33.8		24.6
Fourth quarter	5,186,051		30.3		25.9		984,774		33.8		28.4
December	4,433,080		27.5		25.9		614,184		31.0		29.1
November	6,006,588		28.1		26.0		1,162,985		30.9		28.4
October	5,026,146		30.3		27.6		1,168,171		33.8		30.5
Third quarter	4,289,980		29.0		25.0		961,438		31.7		26.6
Second quarter	6,459,594		29.3		23.8		1,537,847		30.3		25.3
First quarter	6,283,303		26.8		22.9		1,969,886		29.5		24.6
2012	6,955,208		27.2		16.0		2,347,395		29.7		16.2
Fourth quarter	5,202,582		23.1		20.6		1,743,249		25.3		21.7
Third quarter	7,977,420		21.9		16.0		2,506,018		23.4		16.2
Second quarter	8,527,010		25.9		16.6		2,787,803		28.7		17.4
First quarter	6,157,287		27.2		21.0		2,342,850		29.7		22.2
2011	7,145,763		45.0		19.7		2,027,558		47.6		21.2
2010	7,140,826		56.4		37.0		1,251,186		54.6		36.5
2009	7,118,183		60.4		22.5		1,448,809		59.8		19.0
1 Closing prices for one share and average daily trading volume (SIX).
2 Closing prices of ADS and average daily trading volume (NYSE).

Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2013, we maintained 509 offices and branches worldwide, of which approximately 63% were located in Switzerland.
As of the end of 2013, approximately 27% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases, 56% of which expire after 2018. The book value of the ten largest owned properties was approximately CHF 1.0 billion as of the end of 2013. Some of our principal facilities are subject to mortgages and other security interests granted to secure indebtedness to certain financial institutions. As of the end of 2013, the total amount of indebtedness secured by these facilities was not material to us.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Foreign currency translation rates
The following tables set forth, for the periods indicated, certain information concerning the noon buying rate for the Swiss franc expressed as USD per CHF 1.00:

Year	End of	Average in	[1]	High	Low
Exchange rate information - 5 years
2013	1.1231	1.0813		1.1292	1.0190
2012	1.0923	1.0713		1.1174	1.0043
2011	1.0668	1.1398		1.3706	1.0251
2010	1.0673	0.9628		1.0673	0.8610
2009	0.9710	0.9261		1.0016	0.8408
1 The average of the noon buying rates on the last business day of each month during the relevant period.

Month	High	Low
Exchange rate information - 6 months
March 2014 (through March 21)	1.1478	1.1271
February 2014	1.1351	1.1050
January 2014	1.1176	1.0970
December 2013	1.1292	1.1018
November 2013	1.1053	1.0846
October 2013	1.1216	1.0913
September 2013	1.1061	1.0597

Appendix
Selected five-year information
Selected information – Group
Selected information – Group (continued)
Selected information – Bank
List of abbreviations
Glossary
Investor information
Financial calendar and contacts

Selected five-year information

Selected information – Group
in / end of	2013		2012	2011	2010	2009
Condensed consolidated statements of operations (CHF million)
Net revenues	25,856		23,611	25,891	31,084	32,999
Provision for credit losses	167		170	187	(79)	506
Total operating expenses	21,593		21,251	22,233	23,686	24,387
Income from continuing operations before taxes and extraordinary items	4,096		2,190	3,471	7,477	8,106
Income tax expense	1,276		465	656	1,525	1,830
Income from continuing operations before extraordinary items	2,820		1,725	2,815	5,952	6,276
Income/(loss) from discontinued operations, net of tax	145		(40)	(25)	(32)	135
Net income	2,965		1,685	2,790	5,920	6,411
Less net income/(loss) attributable to noncontrolling interests	639		336	837	822	(313)
Net income/(loss) attributable to shareholders	2,326		1,349	1,953	5,098	6,724
of which from continuing operations	2,181		1,389	1,978	5,130	6,589
of which from discontinued operations	145		(40)	(25)	(32)	135
Earnings per share (CHF)
Basic earnings per share from continuing operations	1.14		0.82	1.34	3.80	5.02
Basic earnings per share	1.22		0.79	1.32	3.78	5.12
Diluted earnings per share from continuing operations	1.14		0.82	1.34	3.79	4.88
Diluted earnings per share	1.22		0.79	1.32	3.77	4.98
Consolidated balance sheet (CHF million)
Total assets	872,806		924,280	1,049,165	1,032,005	1,031,427
Share capital	64		53	49	47	47
Shareholders' equity	42,164		35,498	33,674	33,282	37,517
Shares outstanding (million)
Shares outstanding	1,590.9		1,293.8	1,220.3	1,173.9	1,169.2
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.75	0.75	1.30	2.00
Ratios (%)
Return on assets [2]	0.3		0.1	0.3	0.6	0.6
Return on equity attributable to shareholders	5.7		3.9	6.0	14.4	18.3
Dividend payout ratio	57.4	[1]	94.9	56.8	34.4	39.1
Equity to asset ratio	4.8		3.8	3.2	3.2	3.6
1 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014; to be paid out of reserves from capital contributions.
2 Based on amounts attributable to shareholders.

Selected information – Group (continued)
in / end of	2013	2012	2011	2010	2009
Average utilized economic capital (CHF million)
Private Banking & Wealth Management	9,554	9,965	10,054	10,017	9,205
Investment Banking	19,910	20,241	20,525	21,576	21,517
Credit Suisse	31,695	32,626	32,333	32,850	30,833
Pre-tax return on average utilized economic capital (%)
Private Banking & Wealth Management	34.5	38.5	30.1	42.0	47.7
Investment Banking	9.1	10.6	(2.4)	17.2	32.7
Credit Suisse	13.4	7.3	11.3	23.3	26.9

Selected information – Bank
in / end of	2013	2012	2011	2010	2009
Condensed consolidated statements of operations (CHF million)
Net revenues	25,330	23,178	24,853	30,231	32,573
Provision for credit losses	93	88	123	(121)	460
Total operating expenses	21,567	21,108	22,219	23,826	24,313
Income from continuing operations before taxes and extraordinary items	3,670	1,982	2,511	6,526	7,800
Income tax expense	1,177	447	444	1,284	1,847
Income from continuing operations before extraordinary items	2,493	1,535	2,067	5,242	5,953
Income/(loss) from discontinued operations, net of tax	145	(40)	(25)	(32)	135
Net income	2,638	1,495	2,042	5,210	6,088
Less net income/(loss) attributable to noncontrolling interests	860	(600)	901	802	(697)
Net income/(loss) attributable to shareholders	1,778	2,095	1,141	4,408	6,785
of which from continuing operations	1,633	2,135	1,166	4,440	6,650
of which from discontinued operations	145	(40)	(25)	(32)	135
Consolidated balance sheet (CHF million)
Total assets	854,412	908,160	1,034,787	1,019,586	1,020,226
Share capital	4,400	4,400	4,400	4,400	4,400
Shareholder's equity	39,992	34,767	29,403	29,769	33,294
Number of shares outstanding (million)
Number of shares outstanding	4,399.7	44.0	44.0	44.0	44.0

List of abbreviations

A
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADR	American Depositary Receipts
ADS	American Depositary Shares
AES®	Advanced execution services
AGM	Annual general meeting
A-IRB	Advanced internal ratings-based approach
ALM	Asset and liability management
AMA	Advanced measurement approach
AMF	Asset Management Finance LLC
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
APP	Adjustable Performance Plan
ASC	Accounting Standards Codification
ASU	Accounting Standards Updates
B
BA	Bachelor of Arts
BBA	Bachelor of Business Administration
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	basis points
C
CARMC	Capital Allocation and Risk Management Committee
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swap
CET1	Common equity tier 1
CEO	Chief Executive Officer
CFIG	Customized Fund Investment Group
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
CoCo	Contingent convertible instrument
CoE	Centers of excellence
COF	Capital Opportunity Facility
COO	Chief Operating Officer
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CPR	Constant prepayment rate
CRD	Capital Requirements Directive
CRO	Chief Risk Officer
CVA	Credit valuation adjustment

D
DOJ	United States Department of Justice
DVA	Debit valuation adjustment
E
EBITDA	Earnings before taxes, depreciation and amortization
EBRD	European Bank for Reconstruction and Development
EC	European Commission
ECB	European Central Bank
EGM	Extraordinary shareholders' meeting
EMEA	Europe, Middle East and Africa
EMIR	European Market Infrastructure Regulation
ETF	Exchange-traded funds
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FHFA	Federal Housing Finance Agency
FINMA	Swiss Financial Market Supervisory Authority FINMA
FINRA	Financial Industry Regulatory Authority
FSA	UK Financial Services Authority
FSB	Financial Stability Board
FSMA	Financial Services and Markets Act 2000
G
G-7	Group of seven leading industrial nations
GAAP	Generally accepted accounting principles
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
H
HNWI	High-net-worth individuals
I
ICS	Internal control systems
IFRS	International Financial Reporting Standards
IHC	US intermediate holding company
IPO	Initial public offering
IRC	Incremental risk charge
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association, Inc.
ISU	Incentive Share Unit
IT	Information technology
J
JD	Juris Doctor

K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTI	Long-term incentive
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MA	Master of Arts
MACCS	Mandatory and contingent convertible securities
MBA	Master of Business Administration
MCR	Market & Credit Risks
MiFID	Markets in Financial Instruments Directive
MiFID II	Revised Markets in Financial Instruments Directive
MRTC	Material risk takers and controllers
MSRB	Municipal Securities Rulemaking Board
N
NAV	Net asset value
NCFE	National Century Financial Enterprises, Inc.
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCC	Office of the Comptroller of the Currency
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PAF	2008 Partner Asset Facility
PAF2	2011 Partner Asset Facility
PBO	Projected benefit obligation
PD	Probability of default
PFIC	Passive foreign investment company
PIP	Performance Incentive Plan
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption

Q
QIA	Qatar Investment Authority
R
RCSA	Risk and control self-assessment
RMBS	Residential mortgage-backed securities
RMC	Risk Management Committee
RNIV	Risk not in VaR
ROE	Return on equity
RPSC	Risk Processes & Standards Committee
RRP	Recovery and Resolution Plan
RRSC	Reputational Risk & Sustainability Committee
RTSR	Relative total shareholder return
RWA	Risk-weighted assets
S
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SESTA	Swiss Federal Act on Stock Exchanges and Securities Trading
SFTQ	Severe flight to quality
SISU	Scaled Incentive Share Unit
SIX	SIX Swiss Exchange
SME	Small and medium size enterprises
SNB	Swiss National Bank
SOX	US Sarbanes-Oxley Act of 2002
SPE	Special purpose entity
SPIA	Single premium immediate annuity
STI	Short-term incentive
T
TRS	Total return swap
U
UHNWI	Ultra-high-net-worth individuals
UK	United Kingdom
US	United States of America
US GAAP	Accounting principles generally accepted in the US
V
VaR	Value-at-Risk
VARMC	Valuation and Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Glossary

A
Advanced execution services® (AES®)	AES® is a suite of algorithmic trading strategies, tools, and analytics operated by Credit Suisse to facilitate global equity trading. By employing algorithms to execute client orders and limit volatility, AES® helps institutions and hedge funds reduce market impact. AES® provides access to exchanges in more than 35 countries worldwide via more than 45 leading trading platforms.
Advanced internal ratings-based approach (A-IRB)	Under the A-IRB approach, risk weights are determined by using internal risk parameters. We have received approval from FINMA to use, and have fully implemented, the A-IRB approach whereby we provide our own estimates for probability of default (PD), loss given default (LGD) and exposure at default (EAD). We use the A-IRB approach to determine our institutional credit risk and most of our retail credit risk.
Advanced measurement approach (AMA)	The AMA is used for measuring operational risk. The methodology is based upon the identification of a number of key risk scenarios that describe the major operational risks we face. Groups of senior staff review each scenario and discuss the likelihood of occurrence and the potential severity of loss. Internal and external loss data, along with certain business environment and internal control factors, such as self-assessment results and key risk indicators, are considered as part of this process. Based on the output from these meetings, we enter the scenario parameters into an operational risk model that generates a loss distribution from which the level of capital required to cover operational risk is determined. We have received approval from FINMA to use an internal model for the calculation of operational risk capital, which is aligned with the requirements of the AMA under the Basel framework.
Affluent and retail clients	We define affluent and retail clients as individuals having assets under management below CHF 1 million.
American Depositary Shares (ADS)	An American depositary receipt is a negotiable certificate evidencing an ADS, issued by a depositary bank, that represents all or part of an underlying share of a foreign-based company held in custody.

B
Backtesting	Backtesting is a process used to evaluate the performance of VaR models. It consists of a comparison between actual trading revenues and 1-day, 99% VaR. Regulators also use backtesting to evaluate model performance. VaR models that experience less than five exceptions in a rolling 12-month period are deemed to be statistically correct and attract no additional regulatory capital charges.
Basel III	In December 2010, the Basel Committee on Banking Supervision (BCBS) issued the Basel III framework, which is a comprehensive set of reform measures to strengthen the regulation, supervision and risk management of the banking sector. These measures aim to improve the banking sector's ability to absorb shocks arising from financial and economic stress, whatever the source, improve risk management and governance and strengthen banks' transparency and disclosures. The phase-in period for Basel III is January 1, 2013 through January 1, 2019.
Basel Committee on Banking Supervision (BCBS)	The Basel Committee on Banking Supervision (BCBS) provides a forum for regular cooperation on banking supervisory matters. Its objective is to enhance the understanding of key supervisory issues and improve the quality of banking supervision worldwide. It seeks to do so by exchanging information on national supervisory issues, approaches and techniques, with a view to promoting common understanding. At times, the BCBS uses this common understanding to develop guidelines and supervisory standards in areas where they are considered desirable. In this regard, the BCBS is best known for its international standards on capital adequacy, the Core Principles for Effective Banking Supervision and the Concordat on cross-border banking supervision.
Booking center	Part of a legal entity of Credit Suisse AG that is registered with a domestic banking license where client assets are administered and booked.

C
Collateralized debt obligation (CDO)	A CDO is a type of structured asset-backed security whose value and payments are derived from a portfolio of underlying fixed-income assets.
Commercial mortgage-backed securities (CMBS)	CMBS are a type of mortgage-backed security that is secured by loans on commercial property and can provide liquidity to real estate investors and commercial lenders.
Commercial paper (CP)	Commercial paper is an unsecured money-market security with a fixed maturity of 1 to 364 days, issued by large banks and corporations to raise funds to meet short term debt obligations.
Constant prepayment rate (CPR)	A loan prepayment rate that is equal to the proportion of the principal of a pool of loans that is assumed to be paid off prematurely in each period. The calculation of this estimate is based on a number of factors such as historical prepayment rates for previous loans that are similar to ones in the pool and on future economic outlooks.
Credit default swap (CDS)	A CDS is a contractual agreement in which the buyer of the swap pays a periodic fee in return for a contingent payment by the seller of the swap following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet payment obligations when due.
Credit valuation adjustment (CVA)	The CVA represents the market value of counterparty credit risk for uncollateralized OTC derivative instruments.
D
Debit valuation adjustment (DVA)	The DVA represents the market value of our own credit risk for uncollateralized OTC derivative instruments.
Derivatives	Derivatives are financial instruments or contracts that meet all of the following three characteristics: (1) their value changes in response to changes in an underlying price, such as interest rate, security price, foreign exchange rate, credit rating/price, or index; (2) they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) their terms require or permit net settlement (US GAAP) or they settle at a future date (IFRS).

F
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Flow-based	Flow-based businesses refer to products that are generally more liquid, less complex and less volatile and which tend to provide a more stable earnings base generated from fees and/or trading activity initiated by or in facilitation of client business. Flow-based businesses include foreign exchange, interest-rate products, cash equities, vanilla derivative products and prime services.
G
G-7	The G-7 represents the finance ministers from seven industrialized nations: the US, UK, France, Germany, Italy, Canada and Japan.
H
Haircut	The percentage by which an asset's market value is reduced for the purpose of calculating capital, margin requirements and collateral levels. This is used to provide a cushion when lending against collateral to account for possible adverse movements in the value of the collateral.
High-net-worth individuals (HNWI)	We define high-net-worth individuals as individuals having assets under management in excess of CHF 1 million.
I
Incremental risk charge (IRC)	The IRC represents an estimate of the issuer default and migration risk of positions in the trading book over a one-year capital horizon at a 99.9% confidence level, taking into account the liquidity horizons of individual positions. This includes sovereign debt, but excludes securitizations and correlation products.

L
Liquidity coverage ratio (LCR)	The LCR aims to ensure that banks have a stock of unencumbered high-quality liquid assets available to meet liquidity needs for a 30-day time horizon under a severe stress scenario. The LCR is comprised of two components: the value of the stock of high quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. The ratio of liquid assets over net cash outflows should be at least 100%.
London Interbank Offered Rate (LIBOR)	LIBOR is a daily reference rate based on the interest rates at which banks borrow unsecured funds from other banks in the London wholesale money market.
Loss given default (LGD)	LGD parameters consider seniority, collateral, counterparty industry and, in certain cases, fair value markdowns. LGD estimates are based on an empirical analysis of historical loss rates and are calibrated to reflect time and cost of recovery as well as economic downturn conditions. For much of the Private Banking & Wealth Management loan portfolio, the LGD is primarily dependent upon the type and amount of collateral pledged. For other retail credit risk, predominantly loans secured by financial collateral, pool LGDs differentiate between standard and higher risks, as well as domestic and foreign transactions. The credit approval and collateral monitoring processes are based on loan-to-value limits. For mortgages (residential or commercial), recovery rates are differentiated by type of property.
M
Match funded	Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and value so that the liquidity and funding generated or required by the positions are substantially equivalent.
Material risk takers and controllers (MRTC)	MRTC are employees who, either individually or as a part of a group, are considered to have a potentially material impact on the Group's risk profile.
N
Negative replacement value (NRV)	NRV represents the negative fair value of a derivative financial instrument at a given financial reporting date. A negative replacement value reflects the amount payable to the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to close an open derivative position with a fully offsetting transaction.
Net stable funding ratio (NSFR)	The NSFR is intended to ensure banks maintain a structurally sound long-term funding profile beyond one year and is a complementary measure to the LCR. It is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The standard is defined as the ratio of available stable funding over the amount of required stable funding. The ratio should always be at least 100%.

Netting agreements	Netting agreements are contracts between two parties where under certain circumstances, such as insolvency, bankruptcy or any other credit event, mutual claims from outstanding business transactions can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.
O
Over-the-counter (OTC)	Over-the-counter securities and derivatives are not traded on an exchange but via private contracts between counterparties.
P
Position risk	Component of the economic capital framework, which is used to assess, monitor and report risk exposures throughout the Group. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).
Positive replacement value (PRV)	PRV represents the positive fair value of a derivative financial instrument at a given reporting date. A positive replacement value reflects the amount receivable from the counterparty if the derivative transaction were to be settled at the reporting date, or alternatively, the cost at a given reporting date to enter into the exact same transaction for the residual term, if the existing counterparty should default.
Probability of default (PD)	PD parameters capture the risk of a counterparty defaulting over a one-year time horizon. PD estimates are based on time-weighted averages of historical default rates by rating grade, with low-default-portfolio estimation techniques applied for higher quality rating grades. Each PD reflects the internal rating for the relevant obligor.
R
Regulatory VaR	Regulatory VaR is a version of VaR that uses an exponential weighting technique that automatically increases VaR where recent short-term market volatility is greater than long-term volatility in the two-year dataset. Regulatory VaR uses an expected shortfall calculation based on average losses, and a ten-day holding period adjusted to one day for presentation purposes. This results in a more responsive VaR model, as the overall increases in market volatility are reflected almost immediately in the regulatory VaR model.
Repurchase agreements	Repurchase agreements are securities sold under agreements to repurchase substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.

Residential mortgage-backed securities (RMBS)	RMBS are a type of mortgage-backed security composed of a wide array of different non-commercial mortgage debts. They securitize the mortgage payments of non-commercial real estate. Different residential mortgages with varying credit ratings are pooled together and sold in tranches to investors.
Reverse repurchase agreements	Reverse repurchase agreements are purchases of securities under agreements to resell substantially identical securities. These transactions normally do not constitute economic sales and are therefore treated as collateralized financing transactions and are carried in the balance sheet at the amount of cash received (liability) and cash disbursed (asset), respectively.
Risk management VaR	Risk management VaR is a version of VaR that uses an exponential weighting technique that automatically adjusts VaR where recent short-term market volatility differs from long-term volatility in the two-year dataset. Risk management VaR uses an expected shortfall calculation based on average losses, and a one-day holding period. This results in a more responsive VaR model, as the overall changes in market volatility are reflected almost immediately in the risk management VaR model.
Risk mitigation	Risk mitigation refers to measures undertaken by the Group or the Bank to actively manage its risk exposure. For credit risk exposure, such measures would normally include utilizing credit hedges and collateral, such as cash and marketable securities. Credit hedges represent the notional exposure that can be transferred to other market counterparties, generally through the use of credit default swaps.
Risk not in VaR (RNIV)	RNIV is a framework intended to ensure that capital is held to meet all risks which are not captured, or not captured adequately, by the Group’s VaR and stressed VaR models. These include, but are not limited to incomplete, missing and/or illiquid risk factors such as certain basis, correlation, higher-order and cross risks, and calibration parameters. The RNIV framework is continuously updated to incorporate new RNIVs.
Risk-weighted assets (RWA)	The value of the Group's assets weighted according to certain identified risks for compliance with regulatory provisions.

S
Stressed VaR	Stressed VaR replicates a VaR calculation on the current portfolio of the Group or the Bank, taking into account a one-year observation period relating to significant financial stress; it helps reduce the pro-cyclicality of the minimum capital requirements for market risk.
Swiss Financial Supervisory Authority FINMA (FINMA)	FINMA, as an independent supervisory authority, protects creditors, investors and policy holders, ensuring the smooth functioning of the financial markets and preserving their reputation. In its role as state supervisory authority, FINMA acts as an oversight authority of banks, insurance companies, exchanges, securities dealers, collective investment schemes, distributors and insurance intermediaries. It is responsible for combating money laundering and, where necessary, conducts restructuring and bankruptcy proceedings and issues operating licenses for companies in the supervised sectors. Through its supervisory activities, it ensures that supervised institutions comply with the requisite laws, ordinances, directives and regulations and continues to fulfill the licensing requirements. FINMA also acts as a regulatory body; it participates in legislative procedures, issues its own ordinances and circulars where authorized to do so, and is responsible for the recognition of self-regulatory standards.
T
Too Big to Fail	In 2011, the Swiss Parliament passed legislation relating to big banks. The legislation includes capital and liquidity requirements and rules regarding risk diversification and emergency plans designed to maintain systemically relevant functions even in the event of threatened insolvency.
Total return swap (TRS)	A TRS is a swap agreement in which one party makes payments based on a set rate, either fixed or variable, while the other party makes payments based on the return of an underlying asset, which includes both the income it generates and any capital gains. In total return swaps, the underlying asset, referred to as the reference asset, is usually an equity index, loans, or bonds.
U
Ultra-high-net-worth individuals (UHNWI)	Ultra-high-net-worth individuals have assets under management in excess of CHF 50 million or total wealth exceeding CHF 250 million.
V
Value-at-Risk (VaR)	VaR is a technique used to measure the potential loss in fair value of financial instruments based on a statistical analysis of historical price trends and volatilities. VaR as a concept is applicable for all financial risk types with valid regular price histories; the use of VaR allows the comparison of risk in different businesses, such as fixed income and equity.

Investor information

Share data
in / end of	2013		2012		2011
Share price (common shares, CHF)
Average	26.74		21.23		31.43
Minimum	22.90		16.01		19.65
Maximum	30.29		27.20		44.99
End of period	27.27		22.26		22.07
Share price (American Depositary Shares, USD)
Average	28.85		22.70		35.36
Minimum	24.56		16.20		21.20
Maximum	33.84		29.69		47.63
End of period	30.84		24.56		23.48
Market capitalization
Market capitalization (CHF million)	43,526		29,402		27,021
Market capitalization (USD million)	49,224		32,440		28,747
Dividend per share (CHF)
Dividend per share	0.70	[1]	0.75	[2,4]	0.75	[3,4]
1 Proposal of the Board of Directors to the Annual General Meeting on May 9, 2014; to be paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
3 The distribution was payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.
4 Paid out of reserves from capital contributions.

Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.

Bond ratings
as of March 21, 2014	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group AG ratings
Short term	–	–	F1
Long term	A2	A–	A
Outlook	Stable	Stable	Stable
Credit Suisse AG ratings
Short term	P-1	A-1	F1
Long term	A1	A	A
Outlook	Stable	Stable	Stable

Foreign currency translation rates
	End of			Average in
	2013	2012	2011	2013	2012	2011
1 USD / 1 CHF	0.89	0.92	0.94	0.93	0.93	0.88
1 EUR / 1 CHF	1.23	1.21	1.22	1.23	1.20	1.23
1 GBP / 1 CHF	1.47	1.48	1.45	1.45	1.48	1.42
100 JPY / 1 CHF	0.85	1.06	1.21	0.95	1.17	1.11

Financial calendar and contacts

Financial calendar
First quarter 2014 results	Wednesday, April 16, 2014
Annual General Meeting	Friday, May 9, 2014
Capital distribution payment	Friday, May 16, 2014
Second quarter 2014 results	Thursday, July 17, 2014
Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news
Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
Dept. HKG 1
P.O. Box
8070 Zurich
Switzerland

US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com

Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 26 60
E-mail	robert.rohner@credit-suisse.com

Main offices

Switzerland
Credit Suisse
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 333 11 11
Fax +41 44 332 55 55

Europe, Middle East and Africa
Credit Suisse
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 7888 8888
Fax +44 20 7888 1600

Americas
Credit Suisse
Eleven Madison Avenue
New York, NY 10010-3629
United States
Tel. +1 212 325 2000
Fax +1 212 325 6665

Credit Suisse
Rua Leopoldo Couto de Magalhães Jr.
700/10º andar
São Paulo 04542-000
Brazil
Tel. +55 11 3701 6000
Fax +55 11 3701 6900

Asia Pacific
Credit Suisse
One Austin Road West
Kowloon
Hong Kong
Tel. +852 2101 6000
Fax +852 2101 7990

Credit Suisse
One Raffles Link
#05-02
Singapore 039393
Singapore
Tel. +65 6212 6000
Fax +65 6212 6200

Credit Suisse
Izumi Garden Tower
6-1, Roppongi 1-Chome
Minato-ku
Tokyo, 106-6024
Japan
Tel. +81 3 4550 9000
Fax +81 3 4550 9800

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
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2014 and beyond;
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

Photography (cover): Laurent Burst

Photography (content): Alberto Venzago

Production: Management Digital Data AG

Printer: Neidhart + Schön AG

Paper (cover): Magno Satin, half-matt coated, FSC-Mix, 350g/m2 Paper (content): Z-Offset, Dominant Plus, matt, FSC-Mix, 90g/m2

CREDIT SUISSE

**CREDIT SUISSE GROUP**
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16

www.credit-suisse.com

5511114 English