Form 20-F
period 2023-12-31
CREDIT SUISSE AG
filed 2024-03-28
CIK 1053092

As filed with the Securities and Exchange Commission on March 28, 2024
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F
☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023
☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
   Date of event requiring this shell company report……………….
   For the transition period from __________ to __________
Commission file number: 001-33434
Credit Suisse AG
(Exact name of Registrant as specified in its charter)
Canton of Zurich, Switzerland
(Jurisdiction of incorporation or organization)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive offices)
Simon Grimwood
Chief Financial Officer
Paradeplatz 8, 8001 Zurich, Switzerland
simon.grimwood@credit-suisse.com
Telephone: +41 44 333 1111
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Credit Suisse AG meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K, as applied to annual reports on Form 20-F, and is therefore filing this Form 20-F with a reduced disclosure format.

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class of securities	Trading Symbol(s)	Name of each exchange on which registered

Credit Suisse AG
Credit Suisse X-Links® Gold Shares Covered Call ETNs due February 2, 2033	GLDI	The Nasdaq Stock Market
Credit Suisse X-Links® Silver Shares Covered Call ETNs due April 21, 2033	SLVO	The Nasdaq Stock Market
Credit Suisse X-Links® Crude Oil Shares Covered Call ETNs due April 24, 2037	USOI	The Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 4,399,680,200 shares of Credit Suisse AG
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
   Yes   ☐   No   ☒
If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
   Yes   ☐   No   ☒
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
   Yes   ☒   No   ☐
Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
   Yes   ☒   No   ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
   Large accelerated filer ☐     Accelerated filer ☐      Non-accelerated filer ☒     Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☒
International  ☐
Financial Reporting Standards
as issued by the International Accounting Standards Board
Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.
   Item 17   ☐   Item 18   ☐
If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
   Yes   ☐   No   ☒
Definitions
Sources
Cautionary statement regarding forward-looking information
Explanatory note
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
Item 16. [Reserved]
Item 16A. Audit committee financial expert.
Item 16B. Code of ethics.
Item 16C. Principal accountant fees and services.
Item 16D. Exemptions from the listing standards for audit committee.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
Item 16F. Change in registrant’s certifying accountant.
Item 16G. Corporate governance.
Item 16H. Mine safety disclosure.
Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections.
Item 16J. Insider trading policies.
Item 16K. Cybersecurity.
Part III
Item 17. Financial statements.
Item 18. Financial statements.
Item 19. Exhibits.
SIGNATURES
20-F/4

Definitions
For the purposes of this Form 20-F and the attached Annual Report 2023, unless the context otherwise requires, the terms “Credit Suisse,” “the Bank,” “we,” “us” and “our” mean Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. The term “Credit Suisse Group” means Credit Suisse Group AG and its consolidated subsidiaries prior to the acquisition. We use the term “Credit Suisse Group AG” when referring to Credit Suisse Group AG on a standalone basis. The terms “UBS” and “UBS Group” mean UBS Group AG and its consolidated subsidiaries. We use the term “UBS Group AG” when referring to UBS Group AG on a standalone basis.
Abbreviations are explained in the List of abbreviations in the back of the Annual Report 2023.
Sources
Throughout this Form 20-F and the attached Annual Report 2023, we describe the position and ranking of our various businesses in certain industry and geographic markets. The sources for such descriptions come from a variety of conventional publications generally accepted as relevant business indicators by members of the financial services industry. These sources include: Standard & Poor’s, Dealogic, Institutional Investor, Lipper, Moody’s Investors Service and Fitch Ratings.
Cautionary statement regarding forward-looking information
Please see the Cautionary statement regarding forward-looking information on the inside page of the back cover of the attached Annual Report 2023.
Explanatory note
For the avoidance of doubt, the information appearing on pages A-2 to A-3 are not included in this Form 20-F for the fiscal year ended December 31, 2023.
Part I
Item 1. Identity of directors, senior management and advisers.
Not required because this Form 20-F is filed as an annual report.
Item 2. Offer statistics and expected timetable.
Not required because this Form 20-F is filed as an annual report.
Item 3. Key information.
A – [Reserved]
B – Capitalization and indebtedness.
Not required because this Form 20-F is filed as an annual report.
C – Reasons for the offer and use of proceeds.
Not required because this Form 20-F is filed as an annual report.
D – Risk factors.
Please see I – Information on the company – Risk factors on pages 16 to 27 of the attached Annual Report 2023.
Item 4. Information on the company.
A – History and development of the company.
Not required under the reduced disclosure format.
20-F/5

B – Business overview.
Please see I – Information on the company – Credit Suisse, – Regulation and supervision and – Regulatory and legal developments on pages 4 to 15, Note 4 – Segment information in V – Consolidated financial statements – Credit Suisse on pages 125 to 126 of the attached Annual Report 2023 and the “Sources” section located inside this Form 20-F cover.
C – Organizational structure.
Please see I – Information on the company – Credit Suisse on pages 4 to 6 of the attached Annual Report 2023.
D – Property, plant and equipment.
Please see VI – Additional information – Other information – Property and equipment on page 252 of the attached Annual Report 2023.
Information required by subpart 1400 of Regulation S-K
Please see VI – Additional information – Statistical information on pages 244 to 251 of the attached Annual Report 2023. In addition, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk portfolio analysis – Credit risk – Loans and irrevocable loan commitments on page 78 of the attached Annual Report 2023.
Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934
During 2023, Credit Suisse AG processed a small number of de minimis payments related to the operation of Iranian diplomatic missions in Switzerland and related to fees for ministerial government functions such as issuing passports and visas. Processing these payments is permitted under Swiss law, and Credit Suisse AG intends to continue processing such payments. Revenues and profits from these activities are not calculated but would be negligible.
Item 4A. Unresolved staff comments.
None.
Item 5. Operating and financial review and prospects.
A – Operating results.
Please see II – Operating and financial review on pages 29 to 56 of the attached Annual Report 2023. In addition, please see I – Information on the company – Regulation and supervision and – Regulatory and legal developments on pages 7 to 15 of the attached Annual Report 2023 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Foreign exchange exposure on page 65 of the attached Annual Report 2023.
B – Liquidity and capital resources.
Please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management and – Capital management on pages 58 to 65 of the attached Annual Report 2023.
C – Research and development, patents and licenses, etc.
Not applicable.
D – Trend information.
Please see Item 5.A of this Form 20-F.
E – Critical accounting estimates.
Please see II – Operating and financial review – Critical accounting estimates on pages 53 to 56 of the attached Annual Report 2023.
Item 6. Directors, senior management and employees.
A – Directors and senior management.
Not required under the reduced disclosure format.
B – Compensation.
Not required under the reduced disclosure format.
20-F/6

C – Board practices.
Please see IV – Corporate Governance on pages 89 to 101 of the attached Annual Report 2023.
D – Employees.
Not required under the reduced disclosure format.
E – Share ownership.
Not required under the reduced disclosure format.
F – Disclosure of a registrant’s action to recover erroneously awarded compensation.
Not applicable.
Item 7. Major shareholders and related party transactions.
A – Major shareholders.
Not required under the reduced disclosure format.
B – Related party transactions.
Not required under the reduced disclosure format.
C – Interests of experts and counsel.
Not applicable because this Form 20-F is filed as an annual report.
Item 8. Financial information.
A – Consolidated statements and other financial information.
Please see Item 18 of this Form 20-F.
For a description of Credit Suisse’s legal and arbitration proceedings, please see Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse on pages 227 to 235 of the attached Annual Report 2023.
For a description of Credit Suisse’s policy on dividend distributions, please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Dividend policy on page 65 of the attached Annual Report 2023.
B – Significant changes.
None.
Item 9. The offer and listing.
A – Offer and listing details, C – Markets.
Shares of Credit Suisse are not listed.
B – Plan of distribution, D – Selling shareholders, E – Dilution, F – Expenses of the issue.
Not required because this Form 20-F is filed as an annual report.
Item 10. Additional information.
A – Share capital.
Not required because this Form 20-F is filed as an annual report.
B – Memorandum and Articles of Association.
Please see IV – Corporate Governance – Overview – Corporate Governance framework and – Board of Directors on pages 91 to 97 of the attached Annual Report 2023. Shares of Credit Suisse are not listed.
20-F/7

C – Material contracts.
The parent bank merger agreement dated December 7, 2023 between UBS AG and Credit Suisse AG is filed as Exhibit 4.1 hereto and the Swiss bank merger agreement dated February 9, 2024 between UBS Switzerland AG and Credit Suisse (Schweiz) AG is filed as Exhibit 4.2 hereto.
The mergers described in these agreements will be carried out with some procedural simplifications and without any consideration given that both companies are or – in the case of the merger between UBS Switzerland AG and Credit Suisse (Schweiz) AG – will be wholly-owned by the same parent entity. Upon completion, all assets and liabilities of Credit Suisse AG and Credit Suisse (Schweiz) AG, respectively, will, in principle, transfer automatically to UBS AG and UBS Switzerland AG, respectively.
For further information, please see I—Information on the company—Credit Suisse—Acquisition and integration on page 4 of the attached Annual Report 2023.
D – Exchange controls.
Please see VI – Additional information – Other information – Exchange controls on page 252 of the attached Annual Report 2023.
E – Taxation.
Credit Suisse does not have any public shareholders.
F – Dividends and paying agents.
Not required because this Form 20-F is filed as an annual report.
G – Statement by experts.
Not required because this Form 20-F is filed as an annual report.
H – Documents on display.
Credit Suisse files annual reports on Form 20-F and furnishes or files other reports on Form 6-K and other information with the SEC pursuant to the requirements of the Securities Exchange Act of 1934, as amended. These materials are available to the public over the internet at the SEC’s website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Further, our reports on Form 20-F, Form 6-K and certain other materials are available on the Credit Suisse website at www.credit-suisse.com. Information contained on our website and apps is not incorporated by reference into this Form 20-F. For the avoidance of doubt, even though there are references in this document to the UBS Group Sustainability Report, the UBS Group Sustainability Report does not form part of, and should not be considered incorporated by reference into, this 20-F.
I – Subsidiary information.
Not applicable.
J – Annual report to security holders.
Not applicable.
Item 11. Quantitative and qualitative disclosures about market risk.
Please see I – Information on the company – Risk factors on pages 16 to 27 and III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management on pages 66 to 85 of the attached Annual Report 2023. In addition, please see Note 31 – Derivatives and hedging activities in V – Consolidated financial statements – Credit Suisse on pages 178 to 184 of the attached Annual Report 2023.
Item 12. Description of securities other than equity securities.
A – Debt securities, B – Warrants and rights, C – Other securities.
Not applicable.
D – American Depositary Shares.
Shares of Credit Suisse are not listed.
20-F/8

Part II
Item 13. Defaults, dividend arrearages and delinquencies.
None.
Item 14. Material modifications to the rights of security holders and use of proceeds.
None.
Item 15. Controls and procedures.
Please see Controls and procedures in V – Consolidated financial statements – Credit Suisse on pages 240 to 241 of the attached Annual Report 2023.
Item 16. [Reserved]
Item 16A. Audit committee financial expert.
Not required under the reduced disclosure format.
Item 16B. Code of ethics.
Not required under the reduced disclosure format.
Item 16C. Principal accountant fees and services.
Please see IV – Corporate Governance – Audit – External Audit on pages 99 to 100 of the attached Annual Report 2023.
Item 16D. Exemptions from the listing standards for audit committee.
Not applicable.
Item 16E. Purchases of equity securities by the issuer and affiliated purchasers.
Credit Suisse does not have any class of equity securities registered pursuant to Section 12 of the Exchange Act.
Item 16F. Change in registrant’s certifying accountant.
Following its acquisition of Credit Suisse Group AG, UBS Group AG intends to appoint the UBS external auditor, Ernst & Young Ltd (EY), to conduct the financial and regulatory audits for the acquired subsidiaries of Credit Suisse Group AG, including Credit Suisse, for the fiscal year ending December 31, 2024, dismissing PricewaterhouseCoopers AG (PwC) and consolidating the financial and regulatory audits UBS-wide with EY. In January 2024, the Credit Suisse Board therefore approved, upon the recommendation of the Audit Committee, the appointment of EY as the regulatory and statutory auditor of Credit Suisse for the fiscal year ending December 31, 2024, which remains subject to the election of EY as the statutory auditor at the 2024 AGM of Credit Suisse on April 23, 2024. PwC was re-elected at the 2023 and 2022 AGM of Credit Suisse and will continue in office until they complete the audit for the fiscal year ended December 31, 2023.
PwC’s reports on Credit Suisse AG’s consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the two years prior to December 31, 2023 and the subsequent interim period through the filing of this annual report on March 28, 2024, there has not been any disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved
20-F/9

to PwC’s satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports.
During the two years prior to December 31, 2023 and the subsequent interim period through the filing of this annual report on March 28, 2024, there were no “reportable events” as that term is used in Item 16F(a)(1)(v) of Form 20-F, other than as described below.
As discussed in this annual report on Form 20-F for the fiscal year ended December 31, 2023 and in the annual report on Form 20-F for the fiscal year ended December 31, 2022, management concluded that Credit Suisse’s internal control over financial reporting was not effective as of December 31, 2023 and 2022 because material weaknesses in internal control over financial reporting existed as of those dates related to (i) the effectiveness of the risk assessment process to identify and analyze the risk of material misstatements in Credit Suisse’s financial statements, (ii) the effectiveness of monitoring activities relating to providing sufficient management oversight over the internal control evaluation process to support Credit Suisse’s internal control objectives, involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives and assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action and (iii) the effectiveness of controls over the completeness and the classification and presentation of non-cash items in the consolidated statements of cash flows. PwC’s report on the effectiveness of internal control over financial reporting as of December 31, 2022 also noted that Credit Suisse’s management and PwC had previously concluded that Credit Suisse maintained effective internal control over financial reporting as of December 31, 2021. However, Credit Suisse’s management and PwC subsequently determined that material weaknesses in internal control over financial reporting existed and accordingly concluded that internal control over financial reporting was not effective as of such date.
Our Audit Committee discussed the material weaknesses with PwC, and Credit Suisse has authorized PwC to respond fully to the inquiries of EY concerning this matter.
Further, in the two years prior to December 31, 2023 and the subsequent interim period through the filing of this annual report on March 28, 2024, we have not consulted with EY regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of Credit Suisse; or (ii) any matter that was either the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.
For further information regarding the external auditor’s appointment, please see IV – Corporate Governance – Board of Directors – Independence – Board responsibilities on page 95 and IV – Corporate Governance – Audit – External Audit – Principal external auditor on page 99 of the attached Annual Report 2023.
We have provided PwC with a copy of the foregoing disclosure and have requested that PwC furnish Credit Suisse with a letter addressed to the SEC stating whether it agrees with such disclosure. A copy of the letter, dated March 28, 2024, is filed herewith as Exhibit 15.2.
Item 16G. Corporate governance.
None.
Item 16H. Mine safety disclosure.
None.
Item 16I. Disclosure regarding foreign jurisdictions that prevent inspections.
Not applicable.
Item 16J. Insider trading policies.
Not applicable.
20-F/10

Item 16K. Cybersecurity.
Please see III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management – Non-financial risk on pages 74 to 77 of the attached Annual Report 2023 and IV – Corporate Governance – Additional information – Other information – Cybersecurity governance on page 101 of the attached Annual Report 2023.
Part III
Item 17. Financial statements.
Not applicable.
Item 18. Financial statements.
Credit Suisse’s consolidated financial statements, together with the notes thereto and the Report of the Independent Registered Public Accounting Firm thereon, are set forth on pages 103 to 242 of the attached Annual Report 2023 and incorporated by reference herein.
Item 19. Exhibits.
1.1 Articles of Association (Statuten) of Credit Suisse AG as of March 4, 2024.
1.2 Organizational Guidelines and Regulations of Credit Suisse AG as of March 28, 2024.
2.1 Pursuant to the requirement of this item, we agree to furnish to the SEC upon request a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.
2.2 Description of securities registered pursuant to section 12 of the Securities Exchange Act of 1934.
4.1 Merger Agreement between UBS AG and Credit Suisse AG dated December 7, 2023.
4.2 Merger Agreement between UBS Switzerland AG and Credit Suisse (Schweiz) AG dated February 9, 2024.
12.1 Rule 13a-14(a) certification of the Chief Executive Officer of Credit Suisse AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Rule 13a-14(a) certification of the Chief Financial Officer of Credit Suisse AG, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 Certifications pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 for Credit Suisse AG.
15.1 Consent of PricewaterhouseCoopers AG, Zurich, with respect to Credit Suisse consolidated financial statements.
15.2 Letter from PricewaterhouseCoopers AG, Zurich, regarding change in registrant’s certifying accountant.
97 UBS Group U.S. Listing Standards Clawback Policy.
101 Interactive Data Files (XBRL-Related Documents).
104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
20-F/11

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 28, 2024
CREDIT SUISSE AG
By:
/s/ Ulrich Körner
/s/ Simon Grimwood
Ulrich Körner
Simon Grimwood
Chief Executive Officer
Chief Financial Officer
20-F/12

For the purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Bank,” “we,” “us” and “our” mean Credit Suisse AG and its consolidated subsidiaries. We use the term the “Bank parent company” when we are referring only to the standalone parent entity Credit Suisse AG. The term “Credit Suisse Group” means Credit Suisse Group AG and its consolidated subsidiaries prior to the acquisition. We use the term “Credit Suisse Group AG” when referring to Credit Suisse Group AG on a standalone basis. The terms “UBS” and “UBS Group” mean UBS Group AG and its consolidated subsidiaries. We use the term “UBS Group AG” when referring to UBS Group AG on a standalone basis. Abbreviations are explained in the List of abbreviations at the back of this report. Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report. The English language version of this report is the controlling version. In various tables, use of “–” indicates not meaningful or not applicable.

Annual Report 2023
Credit Suisse AG
I – Information on the company
Credit Suisse
Regulation and supervision
Regulatory and legal developments
Risk factors
II – Operating and financial review
Credit Suisse
Wealth Management
Swiss Bank
Asset Management
Non-core and Legacy (including Investment Bank)
Corporate Center
Assets under management
Critical accounting estimates
III – Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
IV – Corporate Governance
Corporate Governance
V – Consolidated financial statements – Credit Suisse
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures
VI – Additional information
Statistical information
Other information
Appendix
List of abbreviations
Other information

[this page intentionally left blank]

I – Information on the company
Credit Suisse
Regulation and supervision
Regulatory and legal developments
Risk factors

Credit Suisse
Acquisition and integration
Acquisition by UBS
On June 12, 2023, UBS Group AG acquired Credit Suisse Group AG (the former parent company of Credit Suisse AG), succeeding by operation of Swiss law to all assets and liabilities of Credit Suisse Group AG, and became the direct or indirect shareholder of all of the former direct and indirect subsidiaries of Credit Suisse Group AG (Transaction).
The acquisition followed a request from the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA) to both firms to duly consider the Transaction in order to restore necessary confidence in the stability of the Swiss economy and banking system and to serve the best interests of the shareholders and stakeholders of UBS Group AG and Credit Suisse Group AG. As a result of further negotiations and supported by distinct government guarantees and measures, the firms subsequently entered into a merger agreement on March 19, 2023.
Upon the completion of the Transaction, each outstanding, registered Credit Suisse Group AG share converted to the right to receive, subject to the payment of certain fees to the Credit Suisse Depositary in the case of Credit Suisse American depositary shares (ADS), a merger consideration consisting of 1/22.48 UBS Group AG shares. In aggregate, Credit Suisse Group AG shareholders received 5.1% of the outstanding UBS Group AG shares on the acquisition date, with a purchase price of USD 3.7 billion.
UBS is executing the integration plans and aims to substantially complete the integration by the end of 2026 and to achieve substantial gross cost savings, creating capacity to reinvest for growth and to enhance the resilience of UBS’s infrastructure.
In April 2023, Credit Suisse Group AG and M. Klein & Co LLC mutually agreed to terminate the acquisition of The Klein Group, LLC (i.e., the investment banking business of M. Klein & Co. LLC) by Credit Suisse Group AG considering UBS’s acquisition of Credit Suisse Group AG.
Legal structure integration
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG. Following approvals from their respective Boards, both entities entered into a definitive merger agreement. The completion of the legal merger is subject to regulatory approvals and is expected to occur by the end of the second quarter of 2024. UBS also expects to complete the transition to a single US intermediate holding company in the second quarter of 2024, and the planned merger of UBS Switzerland AG and Credit Suisse (Schweiz) AG in the third quarter of 2024.
Completing the mergers of the significant legal entities is a critical step in enabling UBS to unlock the next phase of the cost, capital and funding synergies UBS expects to realize in 2025 and 2026. These significant-legal-entity mergers are a prerequisite for the first wave of client migrations and will enable UBS to begin streamlining and decommissioning legacy Credit Suisse platforms in the second half of 2024.
Material weaknesses in internal control over financial reporting of Credit Suisse AG
As a registrant with the US Securities and Exchange Commission (SEC), Credit Suisse is subject to requirements under the Sarbanes–Oxley Act of 2002 with respect to financial reporting. This requires us to perform system and process evaluation and testing of internal control over financial reporting to enable management to assess the effectiveness of our internal controls. A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis.
In March 2023, prior to the acquisition by UBS, Credit Suisse Group and Credit Suisse AG disclosed that their respective management had identified three material weaknesses in internal control over financial reporting, as a result of which each of Credit Suisse Group and Credit Suisse AG concluded that, as of December 31, 2022, their internal control over financial reporting was not effective and, for the same reasons, had reached the same conclusion regarding their internal control over financial reporting as of December 31, 2021. Credit Suisse subsequently started a remediation program to address the identified material weaknesses and has implemented additional controls and procedures. Following the acquisition, UBS commenced a review of the processes and systems giving rise to the material weaknesses and the corresponding remediation program. Based on the work completed to date, Credit Suisse management has assessed that the changes to internal control made to address the material weakness relating to the classification and presentation of the consolidated statement of cash flows are designed effectively, but that additional time is required to conclude that these controls are operating effectively on a sustainable basis. The remaining material weaknesses at Credit Suisse relate to the risk and severity assessment of internal controls. Credit Suisse has implemented an enhanced severity assessment framework and additional management oversight of severity assessments. UBS and Credit Suisse have decided to remediate the internal control risk identification and severity assessment weaknesses by integrating Credit Suisse into the UBS internal control risk assessment and evaluation framework in 2024. The operating effectiveness of both the risk and severity assessment processes will be assessed based on an evaluation of the 2024 risk assessment and control testing process. In light of the above, Credit Suisse management has concluded that the material weaknesses were not fully remediated as of December 31, 2023.

The material weaknesses result in a risk that a material error may not be detected by our internal controls that could result in a material misstatement to Credit Suisse’s reported financial results.
> Refer to “Management’s report on internal control over financial reporting” in V – Consolidated financial statements – Credit Suisse for further information.
Organizational structure
Credit Suisse is organized into four divisions – Wealth Management, Swiss Bank, Asset Management and Non-core and Legacy (including Investment Bank) – and the Corporate Center. Non-core and Legacy (including Investment Bank) includes positions and businesses not aligned with UBS’s strategy and policies, including the assets and liabilities of the former Capital Release Unit and certain assets and liabilities of Wealth Management, Swiss Bank, Asset Management and the Corporate Center. This division also includes all assets and liabilities of the former Investment Bank division, including positions and businesses not aligned with UBS’s strategy and policies as well as, for reporting purposes, those positions and businesses that are being transitioned to the UBS Investment Bank.
Divisions
Wealth Management
Wealth Management offers comprehensive wealth management and investment solutions and tailored financing and advisory services to ultra-high-net-worth (UHNW) and high-net-worth (HNW) individuals and external asset managers. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of our global capabilities through geographic and client segment-specific coverage business areas.
We offer a wide range of wealth management solutions tailored to the specific needs of our clients, working in close collaboration with our investment banking and asset management businesses. We apply a structured and technology-enabled approach in our advisory process and offer a comprehensive range of investment advice and discretionary asset management services based on the outcome of our structured advisory process. We offer a broad range of financing and lending solutions across all of our private client segments, including consumer credit and real estate mortgage lending, real asset lending relating to ship and aviation financing for UHNW individuals, standard and structured hedging and lombard lending solutions as well as collateral trading services.
Swiss Bank
Swiss Bank offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, financial institutions and commodity traders.
For our Swiss retail and small business clients, we provide core banking solutions, such as payments, accounts, debit and credit cards, product bundles, as well as investment solutions and lending offerings such as mortgages, consumer loans and lombard loans. For our Swiss HNW and affluent clients, we provide products for day-to-day banking needs and a wide range of tailored solutions for more sophisticated client needs. These include discretionary and advisory investment mandates, a variety of lending solutions, wealth planning services as well as a dedicated offering for entrepreneurs. For our corporate clients, we provide a comprehensive set of banking solutions such as payment services, foreign exchange, traditional and structured lending, corporate leasing, employee share ownership services (ESOS) and escrow services. For large Swiss corporations, multinational groups and commodity traders with specific needs for global finance and transaction banking, we leverage global investment banking expertise, including large-scale financing and capital market transactions. For our institutional clients, we have a dedicated coverage model and offer a broad range of products and services.
Asset Management
Asset Management offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations, wholesalers and UHNW individuals, with a strong presence in our Swiss home market. Backed by a global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments.
Our traditional investment products provide strategies and comprehensive management across equities, fixed income and multi-asset products in both fund formation and customized solutions. Stressing investment principles, such as risk management and asset allocation, we take a disciplined approach to investing. Alongside our actively managed offerings, we have a suite of passively managed solutions, which provide clients access to a wide variety of investment options for different asset classes in a cost-effective manner. We also offer institutional, wholesale and individual clients a range of alternative investment products, including credit investments, hedge fund strategies, real estate and commodities.

Non-core and Legacy (including Investment Bank)
Non-core and Legacy (including Investment Bank) includes positions and businesses not aligned with UBS’s strategy and policies, including the assets and liabilities of the former Capital Release Unit and certain assets and liabilities of Wealth Management, Swiss Bank, Asset Management and the Corporate Center. This division also includes all assets and liabilities of the former Investment Bank division, including positions and businesses not aligned with UBS’s strategy and policies as well as, for reporting purposes, those positions and businesses that are being transitioned to the UBS Investment Bank. We are actively reducing the assets and liabilities of Non-core and Legacy (including Investment Bank) in order to reduce operating costs and financial resource consumption. Incremental costs or losses may arise in connection with the reduction of such assets and liabilities.
Non-core and Legacy (including Investment Bank) includes assets, operating expenses and funding costs related to the following businesses not aligned with UBS’s strategy and policies: loans primarily related to the corporate bank and emerging markets, the residual securitized products businesses, the macro trading business including rates and foreign exchange, the legacy life finance business, the equities portfolio including the remaining prime services businesses, electronic trading, equity swaps, share backed-lending positions, and legacy structured renewables-linked positions. The portfolio additionally includes positions relating to legal matters arising from businesses transferred to it at the time of its formation.

Regulation and supervision
As a financial services provider based in Switzerland, UBS Group is subject to consolidated supervision by the FINMA. UBS Group entities are also regulated and supervised by authorities in each country where they conduct business. Through UBS AG, Credit Suisse AG, UBS Switzerland AG and Credit Suisse (Schweiz) AG, which are licensed as banks in Switzerland, UBS may engage in a full range of financial services activities in Switzerland and abroad, including personal banking, commercial banking, investment banking and asset management.
As UBS is a global systemically important bank (G-SIB), as designated by the Financial Stability Board, and a systemically relevant bank (SRB) in Switzerland, UBS Group entities are subject to stricter regulatory requirements and supervision than most other Swiss banks.
> Refer to the “Regulatory and legal developments” and “Risk factors” for further information relating to regulation.
Regulation and supervision in Switzerland
Supervision
UBS Group AG and its subsidiaries, including Credit Suisse AG, are subject to consolidated supervision by FINMA under the Swiss Banking Act and related ordinances, which impose standards for matters such as capital adequacy and risk diversification rules, liquidity, internal control systems, business conduct, and corporate governance. FINMA meets its statutory supervisory responsibilities through licensing, regulation, supervision, and enforcement. It is responsible for prudential supervision and mandates audit firms to perform regulatory audits and other supervisory tasks on its behalf.
Capital adequacy and liquidity regulation
As an internationally active Swiss systemically important bank (SIB), UBS is subject to capital and total loss-absorbing capacity (TLAC) requirements at both the group level, for UBS Group AG, and the parent bank level, for UBS AG and Credit Suisse AG, that are based on both risk-weighted assets (RWA) and the leverage ratio denominator (LRD) and are among the most stringent in the world. UBS Group AG, UBS AG, Credit Suisse AG, UBS Switzerland AG and Credit Suisse (Schweiz) AG are also subject to Swiss SIB liquidity requirements and to minimum long-term funding requirements.
> Refer to “Liquidity and funding management” and “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information regarding our current regulatory framework related to capital and liquidity standards.
Regulation and supervision outside Switzerland
Regulation and supervision in the US
In the US, UBS is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (Federal Reserve Board) under a number of laws. UBS Group AG, UBS AG and Credit Suisse AG are subject to the Bank Holding Company Act, pursuant to which the Federal Reserve Board has supervisory authority over UBS Group’s US operations.
Credit Suisse AG New York Branch is authorized and supervised by the New York Department of Financial Services. Credit Suisse AG New York Branch is not a member of, and its deposits are not insured by, the Federal Deposit Insurance Corporation (FDIC), and it does not engage in retail deposit taking. Credit Suisse International is registered as a swap dealer with the Commodity Futures Trading Commission (CFTC), and Credit Suisse AG and Credit Suisse International are registered as securities-based swap dealers with the Securities and Exchange Commission (SEC).
UBS Americas Holding LLC, the intermediate holding company for UBS AG’s operations in the US outside of the UBS AG branch network, as required under the Dodd–Frank Act, is subject to requirements established by the Federal Reserve Board related to risk-based capital, liquidity, the Comprehensive Capital Analysis and Review (CCAR) stress testing and capital planning process, and resolution planning and governance. Credit Suisse Holdings (USA), Inc., the intermediate holding company for Credit Suisse’s US operations, is subject to the same Federal Reserve Board requirements and is expected to be integrated into UBS Americas Holding LLC in June 2024.
UBS Financial Services Inc., UBS Securities LLC and several other US subsidiaries of UBS, as well as US subsidiaries of Credit Suisse Holdings (USA), Inc., are subject to regulation by a number of different government agencies and self-regulatory organizations, including the SEC, the Financial Industry Regulatory Authority, the CFTC, the Municipal Securities Rulemaking Board and national securities exchanges, depending on the nature of their business. Certain of our activities in the US are subject to regulation by the Consumer Financial Protection Bureau.
Regulation and supervision in the UK
UBS’s regulated UK operations are mainly subject to the authority of the Prudential Regulation Authority (PRA), which is part of the Bank of England (BoE), and the Financial Conduct Authority (FCA). UBS’s regulated subsidiaries that provide asset management services, including Credit Suisse Asset Management Ltd., are authorized and regulated by the FCA. Credit Suisse International, Credit Suisse Securities (Europe) Limited, and Credit Suisse (UK) Limited are authorized and regulated by the FCA and subject to the authority of the PRA.

Regulation and supervision in Germany and the EU
Credit Suisse AG has four banking subsidiaries in Europe: in Italy, Credit Suisse (Italy) S.p.A. is supervised by the Bank of Italy and the Commissione Nazionale per le Società e la Borsa (Consob); in Spain, Credit Suisse Bank (Europe) SA is supervised by the Bank of Spain, the Comisión Nacional del Mercado de Valores (CNMV) and the Servicio Ejecutivo de la Comisión de Prevención del Blanqueo de Capitales e Infracciones Monetarias (Sepblac); in Luxembourg, Credit Suisse (Luxembourg) S.A. is supervised by the Commission de Surveillance du Secteur Financier (CSSF), the Commissariat aux Assurances (CAA) and the Banque de Luxembourg; and in Germany, Credit Suisse (Deutschland) AG is supervised by BaFin and the Bundesbank. Credit Suisse (Luxembourg) S.A. operates branches in France, Ireland and Portugal and is subject to conduct supervision by authorities in all those countries. Credit Suisse Bank (Europe) S.A. operates branches in France, Italy, the Netherlands and Sweden and is subject to conduct supervision by authorities in all those countries.
UBS expects to wind down or consolidate the European banking subsidiaries of Credit Suisse AG into UBS Europe SE in accordance with the intermediate EU parent undertaking requirement, which in agreement with the ECB is to be implemented by June 2025.
Regulation and supervision in Asia Pacific
We operate in numerous locations in Asia Pacific, including Singapore, the Hong Kong SAR, mainland China, Australia and Japan. The operations in these locations are subject to regulation and supervision by local financial regulators.
In Singapore, Credit Suisse Securities (Singapore) Pte Limited is supervised by the Monetary Authority of Singapore and the Singapore Exchange. Credit Suisse AG Singapore Branch and Credit Suisse (Singapore) Limited are supervised by the Monetary Authority of Singapore.
In the Hong Kong SAR, Credit Suisse AG Hong Kong Branch is supervised by the Hong Kong Monetary Authority. Credit Suisse (Hong Kong) Limited and Credit Suisse Securities (Hong Kong) Limited are supervised by the Hong Kong Securities and Futures Commission. In addition, Credit Suisse (Hong Kong) Limited is supervised by Hong Kong Exchanges and Clearing Limited.
In mainland China, we have multiple licenses to operate the business lines of Credit Suisse AG, and the various entities are subject to regulation by a number of different government agencies. The People’s Bank of China oversees China’s macro capital markets policies and ensures coordinated supervisory approaches by the National Administration of Financial Regulation (the China Banking and Insurance Regulatory Commission until May 2023), the China Securities Regulatory Commission, and a number of exchanges.
In Australia, Credit Suisse AG Sydney Branch is supervised by the Australian Prudential Regulation Authority, the Australian Securities and Investments Commission, the Australian Transaction Reports and Analysis Centre, the Reserve Bank of Australia, and the Australian Securities Exchange. Credit Suisse Equities (Australia) Limited is supervised by the Australian Securities and Investments Commission, the Australian Transaction Reports and Analysis Centre and the Australian Securities Exchange.
In Japan, Credit Suisse Securities (Japan) Limited is supervised by the Financial Services Agency and the Japan Exchange Group. Credit Suisse AG Tokyo Branch is supervised by the Financial Services Agency and the Bank of Japan.
Financial crime prevention
Combating money laundering and terrorist financing has been a major focus of many governments in recent years. Laws and regulations, including the Swiss Banking Act and the US Bank Secrecy Act, require effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and the verification of client identities. Failure to introduce and maintain adequate programs to prevent money laundering and terrorist financing can result in significant legal and reputational risk and fines.
We are also subject to laws and regulations prohibiting corrupt or illegal payments to government officials and other persons, including the US Foreign Corrupt Practices Act and the UK Bribery Act. We maintain policies, procedures and internal controls intended to comply with those regulations.
> Refer to “Risk management - Non-financial risk” in III - Treasury, Risk, Balance sheet and Off-balance sheet for further information.
Data protection
We are subject to regulations concerning the use and protection of customer, employee, and other personal and confidential information. This includes provisions under Swiss law, the EU General Data Protection Regulation (GDPR) and laws of other jurisdictions.
> Refer to the “Regulatory and legal developments” and “Risk factors” for further information about regulatory change.
Recovery and resolution
Swiss too-big-to-fail (TBTF) legislation requires each Swiss SRB to establish an emergency plan to maintain systemic functions in case of impending insolvency. In response to these Swiss requirements and similar ones in other jurisdictions, UBS has developed recovery plans and resolution strategies, as well as plans for restructuring or winding down businesses if the firm could not otherwise be stabilized.
In 2013, FINMA stated its preference for a single point of entry strategy for globally active SRBs, such as UBS, with a bail-in at the group holding company level. UBS has made structural, financial and operational changes to facilitate a single point of entry strategy and is confident that a resolution of the bank is operationally executable and legally enforceable. In 2023, UBS acquired the Credit Suisse Group and merged Credit Suisse Group AG into UBS Group AG. UBS Group AG subsumed all the capital and loss-absorbing instruments of Credit Suisse Group AG with the acquisition. A bail-in remains operationally executable for the combined UBS Group and a single point of entry resolution strategy remains the preferred strategy for UBS.
FINMA evaluates the recovery and resolution plans of Swiss SRBs on a regular basis. In its most recent assessment, which was published in April 2023 and based on year-end 2022 information, FINMA re-confirmed that UBS’s Swiss emergency plan is effective, that the recovery plan has been approved and that UBS fulfills all resolvability criteria. The same was confirmed for Credit Suisse. This assessment did not reflect the combined organization and the respective plans will need to be amended and approved for the new and combined UBS Group. FINMA will review its resolvability assessment of the combined UBS Group as the integration progresses. A new, interim assessment is expected to be published by FINMA at the end of the second quarter of 2024.
Crisis management framework
The UBS Group’s crisis management framework assigns responsibility and actions depending on the nature of the stress incident and the scale of the response needed.
■ For incident, risk and crisis management, the UBS Group Crisis Task Force works with incident management teams that provide monitoring and early-warning indicators at the local / regional level, without needing to activate protocols at the UBS Group level. If a local response is insufficient, global task forces and crisis management teams provide decision-making guidance and coordination, including crisis management plans, protocols and playbooks, and contingency funding plans.
■ The UBS Group Executive Board (GEB) and the Board of Directors would evaluate and decide upon the need to activate the Global Recovery Plan (GRP) if a stress event reached a severity requiring activation based on the GRP’s recovery risk indicators.
■ FINMA has the authority to determine whether the point of non-viability (PONV), as defined by Swiss law, has been reached and, as part of the resolution plan, has the power to order the bail-in of creditors to recapitalize and stabilize the UBS Group, limit payments of dividends and interest, alter our legal structure, take actions to reduce business risk, and order a restructuring of the bank.
Credit Suisse AG and its subsidiaries also maintain a separate crisis management framework, including processes, governance and responsibilities, which will be in place as long as those legal entities exist and are subject to standalone recovery and resolution requirements. The standards and processes applied have been harmonized with the UBS framework to the extent possible.
> Refer to the UBS crisis management framework in the “Regulatory and legal developments” section of the UBS 2023 annual report for further information.
Global Recovery Plan
The GRP provides a tool to restore financial strength if UBS comes under severe capital or liquidity stress. Quantitative and qualitative triggers are monitored daily and are subject to predefined governance and escalation processes. Recovery options are linked to owners and checklists, with the objectives of preserving capital, raising capital or liquidity, or disposing of or winding down businesses.
Global Resolution Strategy
FINMA is required to produce a global resolution plan for UBS. The plan includes setting out measures that FINMA can take to resolve UBS in an orderly manner if UBS Group enters resolution. The single point of entry bail-in strategy would involve writing down UBS Group’s remaining equity and additional tier 1 and tier 2 instruments, as well as the bailing in of the TLAC-eligible senior unsecured bonds at the UBS Group AG level. An internal recapitalization of undercapitalized subsidiaries would be executed simultaneously with losses transmitted to UBS AG or Credit Suisse AG, and, ultimately, UBS Group AG. Post-resolution restructuring measures could include disposals or wind-down of businesses and assets.
Local recovery and resolution plans
The Swiss emergency plans demonstrate how UBS’s systemically important functions and critical operations in Switzerland can continue if the UBS Group cannot be restructured. This is achieved mainly by operating the Swiss-booked business in separate legal entities, including Credit Suisse (Schweiz) AG, and by maintaining sufficient capital and liquidity to ensure their continued operation. Until the merger of Credit Suisse (Schweiz) AG into UBS (Switzerland) AG, UBS will maintain two separate Swiss emergency plans to cater for differences in the organizational set-up and differences in infrastructure.
The US resolution plans set out the steps that could be taken to resolve the US intermediate holding companies (US IHCs), including Credit Suisse Holdings (USA), Inc., and their subsidiaries if they suffered material financial distress and the UBS Group was unable or unwilling to provide financial support. As required by US regulations, UBS’s US plans contemplate that the US IHCs will commence US bankruptcy proceedings. Prior to this, the plans envisage the US IHCs downstreaming financial resources to their respective subsidiaries to facilitate an orderly wind-down or disposal of businesses. Following the expected integration of Credit Suisse Holdings (USA), Inc. into UBS Americas Holding LLC in 2024, only the resolution plan of UBS Americas Holding LLC will be maintained.
UBS Europe SE updates a local recovery plan annually based on European Central Bank (ECB) requirements, and resolution planning information and capabilities based on Single Resolution Board requirements. On the basis of such information, the Internal Resolution Team, composed of members of the Single Resolution Board, produces a resolution plan for UBS Europe SE. In addition, several Credit Suisse subsidiaries in Europe will maintain local recovery plans until the Credit Suisse entities are integrated into the UBS intermediate parent undertaking.

UBS operates a UK banking subsidiary, Credit Suisse International, which is subject to the UK Resolvability Assessment Framework (UK RAF). Under the UK RAF, Credit Suisse International is required to assess its recovery planning and resolvability planning capabilities against the standards defined in the UK RAF on an annual basis and confirm its compliance to the BoE and PRA.
Other local recovery and resolution plans exist for various Credit Suisse AG entities and jurisdictions.
Regulatory trends
In 2023, regulatory policy was strongly impacted by the banking turmoil in March, with financial stability concerns returning to the forefront, followed by renewed discussions around the effectiveness of too-big-to-fail / resolution frameworks and subsequent initial lessons drawn being discussed throughout the year. While the reviews by supranational standard-setters and in Switzerland generally upheld the appropriateness of the international regulatory and resolution frameworks, certain themes requiring further attention were identified with additional analyses ongoing.
The digitalization of banking and corresponding policy responses continued throughout 2023, with attention paid to systemic risks, market integrity, investor protection and cross-border aspects related to digital assets. Initial policy efforts started on decentralized finance. In the meantime, most major central banks increased their engagement related to central bank digital currencies. New capabilities and wider adoption of artificial intelligence (AI) have resulted in increased regulatory focus on the topic, particularly regarding sound governance frameworks, safety and fairness. The large-scale use of both traditional and non-traditional data by AI models has given rise to questions around the adequacy of existing data legislation and in some jurisdictions will likely result in enhanced protections. Separately, many jurisdictions continued to make data more available across sectors, with a focus on open finance.
Sustainable finance and climate-related financial risks remained a key focus for policymakers in 2023, where we observed noteworthy activity in the areas of corporate and product disclosures for climate-related financial risks, specifically relating to banks’ governance, strategy, and risk management, as well as efforts to standardize and harmonize regulations across different jurisdictions. Policymakers advanced guidelines related to nature and biodiversity topics by intensifying the focus on disclosures, risk management, and quantification methodologies. Furthermore, we observed ongoing regulatory policy related to net-zero financing while transition planning started to become an important focus topic for policymakers. On the topic of products regulation, regulatory initiatives continued to focus on carbon and carbon markets and addressing issues related to greenwashing. Lastly, we saw increased regulatory attention paid to solutions related to social impact investing and blended finance.
The national implementation of the Basel III requirements continued to be an important focus area. The authorities in Switzerland issued rules to implement the final standards into Swiss law, and US banking regulators launched a public consultation in 2023. Switzerland has confirmed the effective date for the revised rules as January 1, 2025. Although the EU is still targeting implementation by January 2025, the UK and the US have delayed the application until July 2025, with the US also including a three-year transition timeline. Differences in the implementation timelines and in the content of the provisions remain a challenge for globally active banks.
In addition, regulatory authorities continued to refine existing regulations, including efforts to strengthen the anti-money-laundering guidelines on beneficial ownership and work on enhancing third-party risk management with operational resilience remaining a key issue. The focus on retail investor protection sharpened, in particular in asset management. In the US, retail investor protection features became a component of an ongoing broader equity market reform. In the UK, reviews of the Senior Managers and Certification Regime focused on determining whether the regime delivers against its original aim and how it can be improved. Finally, in light of increasing risks, non-bank financial intermediation remained a topic of concern with national and supranational policymakers.
We believe the continued adaptations made to our business model and our proactive management of regulatory change put us in a strong position to absorb upcoming changes to the regulatory environment. We trust that our strengthened position as a combined organization will allow us to cope with any potential challenges.
> Refer to the “Regulatory and legal developments” for further information.

Regulatory and legal developments
Developments related to the acquisition of Credit Suisse Group AG and the banking turmoil in March 2023
Key developments in Switzerland
Based on the emergency ordinance issued by the Swiss Federal Council in connection with the acquisition of Credit Suisse Group AG on March 16, 2023, as amended on March 19, 2023 (Emergency Ordinance), UBS Group AG entered into a loss protection agreement (LPA) with the Swiss Confederation, with an effective date of June 12, 2023. As part of this agreement, the Swiss Confederation would have borne up to CHF 9 billion of losses, if realized, on a designated portfolio of Credit Suisse’s non-core assets after the first CHF 5 billion of losses, which would have been borne by UBS.
Under the Emergency Ordinance, UBS AG and Credit Suisse AG also had access to additional liquidity assistance loans, the Emergency Liquidity Assistance Plus (ELA+) loans, provided by the Swiss National Bank (SNB) of up to CHF 100 billion on a combined basis, with the loans under the facility having preferential rights in bankruptcy proceedings. Credit Suisse Group AG was also allowed to borrow up to an additional CHF 100 billion from the SNB backed by a Swiss federal default guarantee, the Public Liquidity Backstop (PLB), with the loans having preferential rights in bankruptcy proceedings.
On August 11, 2023, UBS Group AG voluntarily terminated the LPA and the PLB. After reviewing all assets covered by the LPA since the closing of the Transaction in June 2023 and taking the appropriate fair value adjustments, UBS concluded that the LPA was no longer required. All loans under the PLB were fully repaid by Credit Suisse Group AG as of the end of May 2023 and Credit Suisse AG fully repaid the outstanding ELA+ loans on August 10, 2023. As of December 31, 2023, Credit Suisse (Schweiz) AG had a total of CHF 38 billion outstanding under the Emergency Liquidity Assistance facility, which is fully collateralized by Swiss mortgages. Following a comprehensive review with UBS of the funding situation, on March 22, 2024, Credit Suisse (Schweiz) AG repaid loans drawn under the ELA facility, reducing the amount of loans outstanding under the ELA from CHF 38 billion to CHF 19 billion as of that date.
In parallel with the measures taken by the Swiss Confederation in March 2023, FINMA also ordered a write-off of CHF 15.8 billion principal amount of Credit Suisse Group AG’s additional tier 1 (AT1) instruments.
In May 2023, the Swiss Federal Department of Finance mandated a group of experts on banking stability to assess the role of banks and the legal and regulatory framework related to the stability of the Swiss financial center. The corresponding report, published in September 2023, concluded that Swiss capital regulations are working as intended and that there is no need for a major revision. However, the report sees a need for reforms with regard to banking supervision and proposes that the relevant authorities be granted broader powers. Furthermore, the report suggests improvements regarding liquidity regulations, including a proposal to extend the supply of liquidity in the case of a crisis. The report also suggests that Swiss authorities should make improvements with regard to crisis preparation and management.
In June 2023, the Swiss Parliament formed a parliamentary inquiry committee that is mandated to investigate the legitimacy, expediency and effectiveness of the management of the competent authorities and bodies in the context of the events involving the Credit Suisse Group. The committee will report to the Swiss Parliament on the results of its investigation and will propose measures to remedy any identified deficiencies. We expect the results to be published in the fourth quarter of 2024. The conclusions by the inquiry committee may include potentially significant recommendations, which could result in more stringent regulation.
In December 2023, FINMA published a report on the case of Credit Suisse that analyzed the development of Credit Suisse in recent years and examined its supervisory work with the bank. In addition, FINMA noted in its report a number of lessons to be learned, calling for a stronger legal basis, specifically for instruments such as a Senior Managers Regime, the power to impose fines, and more stringent rules regarding corporate governance. Furthermore, FINMA explained that it will adapt its supervisory approach in certain areas and will step up its review of whether stabilization measures are ready to be implemented.
The findings of the group of experts and the lessons drawn by FINMA include recommendations that could result in more stringent regulation and will be considered by the Swiss Federal Council in its next report on systemically important banks, which is to be presented by April 2024.
Key developments in the US
In May 2023, the Federal Reserve Board and the FDIC released reports that covered the circumstances leading to the closing of certain banking organizations following the events in the banking market in March 2023. The reports noted shortcomings in the supervisory agencies’ execution of examination programs, including escalation of supervisory issues and staffing. They also raised concerns related to the regulatory framework, including the Federal Reserve’s Tailoring Rule and other topics, such as interest rate risk management. UBS expects these developments to impact the regulatory environment in the US, where UBS has significant operations.
Key developments at the supranational level
In October 2023, the Basel Committee on Banking Supervision (BCBS) released a report on the causes of the 2023 banking turmoil. The BCBS argues that while the distress of various banks in March 2023 reflected idiosyncratic factors, recurring themes can be grouped into three broad categories: bank risk-management practices and governance arrangements; strong and effective supervision; and robust regulatory standards.
Also in October 2023, the Financial Stability Board (FSB) identified in a review several areas related to the effective operationalization and implementation of the international resolution framework that merit further attention as part of future work, but concluded that recent events demonstrate the soundness of the framework.
No concrete changes to the Basel standards or the FSB framework are proposed at this stage, but the follow-up work is particularly focused on strengthening supervisory effectiveness, liquidity risk, interest rate risk in the banking book and the effectiveness of the resolution frameworks.
Developments regarding capital and liquidity adequacy and TBTF frameworks
Developments related to liquidity adequacy
In September 2023, the Swiss Federal Council adopted a dispatch and draft legislation on the introduction of a public liquidity backstop for SIBs, which was initially implemented as part of the Emergency Ordinance. The proposed legislative changes aim to establish the public liquidity backstop as part of ordinary law in order to enable the Swiss government and the SNB to support an SIB domiciled in Switzerland with liquidity in the process of resolution, in line with other financial centers. The introduction of the public liquidity backstop is intended to increase the confidence of market participants in the ability of SIBs to be successfully recapitalized and remain solvent in a crisis. Furthermore, the draft legislation provides that SIBs will pay the Swiss Confederation an annual fee to mitigate a potential impact on competition and to compensate the Swiss Confederation for its guarantee to the SNB of the public liquidity backstop, if required.
In addition to the public liquidity backstop, the proposed legislative changes would enact into ordinary law additional provisions contained in the Emergency Ordinance, including mandated clawback of variable compensation in the event that government support is provided to an SIB.
The legislative changes are expected to come into force by January 2025, at the earliest, as in November 2023, the Swiss Parliament suspended discussions on the public liquidity backstop until the presentation of the Swiss Federal Council’s report on systemically important banks.
Furthermore, in the third quarter of 2023, FINMA communicated the liquidity requirements arising from the revisions to the Swiss Liquidity Ordinance, with the aim of strengthening the resilience of SIBs in Switzerland. The affected legal entities of the UBS Group are compliant with these requirements, which became effective on January 1, 2024.
Developments related to capital adequacy
In July 2023, US banking regulators, including the Federal Reserve Board, the FDIC and the Office of the Comptroller of the Currency (OCC), issued a public consultation on a proposal that would implement the final components of the Basel III capital standards for US banking organizations and foreign-owned intermediate holding companies, such as UBS Americas Holding LLC and Credit Suisse Holdings (USA), Inc. Among other matters, the proposed rules would end the use of the internal model approach for credit risk by the largest banking organizations and would introduce instead a new standardized approach. In addition, the proposed rules for operational risks would replace the advanced measurement approach with a standardized measure. The proposal calls for a three-year transition period, starting on July 1, 2025, and full implementation by July 1, 2028. We currently estimate that the proposed rule changes would result in increased capital requirements for UBS’s US-based intermediate holding companies if implemented as proposed.
In November 2023, the Swiss Federal Council adopted amendments to the Capital Adequacy Ordinance (CAO) for banks to incorporate the final Basel III standards adopted by the BCBS in Swiss law. The amended CAO will enter into force on January 1, 2025. The final degree of alignment between the Swiss implementation and those in other jurisdictions remains uncertain at this stage. Although EU legislators target implementation by January 2025, the implementation timelines in the UK and the US have been delayed until July 2025. The Swiss Federal Department of Finance will inform the Swiss Federal Council about the status of international implementation by the end of July 2024.
Developments related to TBTF frameworks
In November 2023, the FSB published the 2023 list of G-SIBs. UBS has been moved from Bucket 1 to Bucket 2, corresponding to an increased FSB common equity tier 1 capital surcharge requirement of 1.5% from 1.0%, effective from January 1, 2025. Credit Suisse has been removed from the list. As Credit Suisse is subject to higher requirements under the Swiss CAO, the removal of the FSB common equity tier 1 capital surcharge requirement does not affect the capital requirements applicable to Credit Suisse.
In February 2024, the FSB published its Peer Review of Switzerland, which examines Switzerland’s implementation of the FSB’s TBTF reforms for G-SIBs. The review states that although Swiss authorities have made important steps toward implementing an effective TBTF regime for G-SIBs, additional steps can be taken to further strengthen the Swiss TBTF framework. Recommendations include increasing supervisory resources, strengthening early intervention powers and enhancing the recovery and resolution regime.

Developments regarding climate-related financial risks and sustainable finance
In 2023, the Swiss National Council discussed the revision of the Act on the Reduction of CO2 Emissions (CO2 Act), which contains measures to halve greenhouse gas emissions by 2030 compared with 1990. The proposal is based on supplementing the existing CO2 Act with additional incentives to reduce emissions in different industry sectors of the economy. For the financial sector, it contains a provision mandating FINMA and the SNB to regularly assess climate-related financial risks in the financial sector and to report the results, as well as potential measures to the Swiss government. FINMA is currently collecting the data from the financial sector in order to be able to carry out the assessment in 2024. It is expected that the proposal will be formally adopted by the Swiss Parliament in spring 2024.
In June 2023, the Swiss electorate voted in favor of the new Climate and Innovation Act (CI Act). The CI Act defines a net-zero-by-2050 target for Switzerland, including interim targets for selected sectors of the Swiss economy covering scope 1 and 2 emissions. In addition, each Switzerland-domiciled company is required to set a net-zero target by January 1, 2025. The CI Act also contains provisions for public funding to replace aged heating systems in buildings and for application of innovative technologies within companies. Article 9 of the CI Act requires the financial sector to make an effective contribution to the transition to net zero and sets the general goal of the alignment of financial resources to climate-friendly outcomes. Specific measures to achieve the targets will be proposed in the CO2 Act.
In December 2023, the Swiss Parliament added a provision on greenwashing to the Unfair Competition Act under which companies are required to make truthful and clear statements in relation to their climate impact that can be substantiated by objective and verifiable bases.
Also in December 2023, the Swiss Federal Council announced that it intends to further improve climate transparency for financial products and to further develop the voluntary Swiss Climate Scores (SCS), which were introduced in 2022. The SCS provide investors with information about the extent to which their financial investments are compatible with climate goals. The updated SCS, which will apply from January 1, 2025, will continue to prescribe disclosures by financial institutions on climate alignment and climate change mitigation characteristics of financial products and will newly prescribe disclosure of exposures to renewable energy.
In October 2023, the Federal Reserve Board, the OCC and the FDIC approved guidance on the principles for climate-related financial risk management. The final principles describe how climate-related risks can be addressed in the management of traditional financial risks. The principles cover six areas: governance; policies, procedures and limits; strategic planning; risk management; data, risk measurement and reporting; and scenario analysis. The guidance applies to UBS’s US-based operations. UBS is evaluating the guidance to ensure the principles are addressed by the relevant UBS practices.
In June 2023, the International Sustainability Standards Board (ISSB) finalized its first set of requirements for corporate disclosures regarding sustainability matters: IFRS S1 and IFRS S2. IFRS S1 addresses the disclosure of a company’s sustainability-related risks and opportunities. IFRS S2 addresses the disclosures for the governance processes, controls and procedures an entity uses to monitor, manage and oversee climate-related risks and opportunities and the entity’s strategy for managing risks and opportunities. The standards incorporate the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). These ISSB standards have been available for use from January 2024 onward. UBS’s and Credit Suisse’s implementation of the standards will depend, among other factors, on whether the standards are adopted in jurisdictions in which UBS and Credit Suisse file financial reports.
In October 2023, the EU finalized the first set of cross-sectoral European Sustainability Reporting Standards (ESRS) under the Corporate Sustainability Reporting Directive. In addition to general disclosures and requirements, the ESRS set out disclosure requirements, which are subject to a materiality assessment that is contingent on external assurance, effectively allowing companies to focus on reporting sustainability factors that are material to their businesses. Companies that were previously subject to the Non-Financial Reporting Directive and large non-EU listed companies with more than 500 employees, including UBS, are required to begin reporting under the ESRS for the 2024 financial year, with the first reports to be published in 2025. The European Commission will develop and adopt additional sector-specific reporting standards by June 2026.
In March 2024, the US Securities and Exchange Commission (SEC) released the final rules regarding climate-related disclosures for investors. The rules will require certain firms, including UBS, to disclose qualitative and quantitative information on the firm’s exposures to climate-related risks and risk management practices. The rules are anticipated to be effective for filings for the 2025 financial year.
Other developments in Switzerland
In June 2023, the Swiss electorate voted in favor of the introduction of a minimum corporate tax rate of 15% applicable to companies with a consolidated turnover of more than EUR 750 million, as stipulated by the Global Anti-Base Erosion Model Rules (Pillar Two) of the Organisation for Economic Co-operation and Development. In December 2023, the Swiss Federal Council decided on a partial adoption in Switzerland, by way of an ordinance, and, as a result, a domestic minimum top-up tax regime became effective from January 1, 2024, ensuring a Swiss local minimal tax burden of at least 15%. Switzerland will not implement any top-up tax regime in 2024 with respect to non-Swiss taxation below 15%. The Swiss Federal Council will further observe international developments and decide at a later stage if and when any top-up tax with respect to non-Swiss taxation below 15% will be introduced in Switzerland.
In August 2023, the Swiss Federal Council launched a consultation on a bill to strengthen the Swiss anti-money-laundering framework, with the aim of reinforcing the integrity and competitiveness of Switzerland as a financial and business location. The measures aim to comply with the international standards of the Financial Action Task Force (FATF). Among other matters, key elements of the proposal include the introduction of a non-public register managed by the Federal Department of Justice and Police containing information about the beneficial owners of companies and other legal entities in Switzerland, as well as due diligence requirements for activities with an increased risk of money laundering. In the context of the Swiss anti-money-laundering framework, in October 2023, the FATF also acknowledged the progress made by Switzerland, especially with the revision of the Anti-Money Laundering Act adopted in March 2021.
In November 2023, the Swiss Federal Council adopted an amendment to the Financial Market Infrastructure Act that enacts a measure aimed at protecting the Swiss stock exchange infrastructure into Swiss law with effect from January 1, 2024. This ruling followed the EU’s decision to withdraw equivalence for the Swiss stock exchange regulation in 2019. The protective measure enables EU firms to trade Swiss shares on the Swiss trading venues, even without EU equivalence. In the event of equivalence recognition by the EU, the measure may be deactivated at any time.
In the first quarter of 2023, the Swiss Federal Council implemented the remaining measures of the 9th and 10th sanctions packages imposed by the EU against Russia in December 2022 and February 2023, respectively. The measures include additional export restrictions and more detailed reporting obligations with regard to frozen assets.
In August 2023, the Swiss Federal Council adopted the EU’s 11th package of sanctions against Russia, which was partially adopted by Switzerland in June 2023 by expanding the sanction lists. As part of the 11th sanctions package, the EU has created a specific legal basis for an instrument to prevent the evasion of sanctions. The Swiss Federal Council emphasized its determination to take effective action against the evasion of sanctions and will examine the implementation of this instrument in the event of its actual application by the EU. In addition, Switzerland joined the EU in imposing sanctions at Moldova’s request and against Belarus, in view of its continued involvement in the Russia-Ukraine war.
In September 2023, the Swiss Federal Council issued sanctions measures in connection with the delivery of Iranian drones to Russia. The sale, supply, export and transit of components used in the construction and production of drones is now prohibited. In January 2024, the Swiss Federal Council adopted the measures of the EU’s 12th sanctions package relevant to Switzerland, following the expansion of the sanction lists by Switzerland in December 2023. The measures include import bans on certain goods that generate significant revenue for Russia, as well as certain bans in the financial and services sectors. In February 2024, the Federal Department of Economic Affairs, Education and Research adopted measures of the EU’s 13th sanctions package, which target, among others, individuals, entities and organizations that are operating in Russia’s military-industrial complex and that are involved in supplying defense equipment from the Democratic People’s Republic of Korea, as well as officials from the occupied territories of Ukraine.
UBS’s and Credit Suisse’s sanctions programs are designed to comply with sanctions across multiple jurisdictions, including those imposed by the United Nations, Switzerland, the EU, the UK and the US.
The revised Swiss Federal Data Protection Act and the corresponding Data Protection Ordinance entered into force on September 1, 2023. The revised law represents a fundamental reform that strengthens the rights of consumers regarding their data by enhancing the transparency and accountability rules for companies processing data, among other measures. In addition, it seeks to align Swiss data protection law with the EU General Data Protection Regulation, in order to ensure continued cross-border transmission of data with EU Member States.
Other developments in the US
In October 2022, the SEC adopted rules requiring US national securities exchanges, including the New York Stock Exchange (NYSE) and Nasdaq, to adopt listing standards that require issuers to adopt and enforce a policy to recover from executive officers incentive compensation received based on attainment of a financial reporting measure in the event that the issuer is required to prepare an accounting restatement of financial statements due to material non-compliance with financial reporting requirements. The SEC approved the listing standards promulgated by the NYSE and Nasdaq in June 2023 and the clawback policy requirement came into effect as of December 1, 2023. Under the listing standards, an issuer must recover the amount of incentive-based compensation that would not have been received if it had been determined based on the restated financial information. UBS Group AG, UBS AG and Credit Suisse AG each have securities listed on US national securities exchanges and have adopted a policy to comply with the listing standards.
In September 2023, the new rules from the SEC to enhance and standardize disclosure requirements related to cybersecurity incidents and cybersecurity risk management, strategy and governance became effective. Among other changes, the rules require foreign private issuers, including UBS Group AG, UBS AG and Credit Suisse AG, to annually report material information regarding their cybersecurity risk management, strategy and governance on Form 20-F. The Form 20-F disclosures are applicable with annual reports for fiscal years ending on or after December 15, 2023.

Other developments in Europe
US securities markets will transition to one business day after the trade date (T+1) settlement of most transactions in May 2024. In October 2023, the European Securities and Markets Authority (ESMA) launched a call for evidence on shortening the standard settlement cycle for securities transactions from two business days after the trade date (T+2) to T+1. ESMA aims to perform an assessment of the costs and benefits linked to the potential reduction of the securities settlement cycle in the EU and intends to submit the results of its assessment to the European Commission and publish a final report in the fourth quarter of 2024, at the latest. The UK Treasury has also established an Accelerated Settlement Taskforce to consider whether the UK should follow the US and transition to a T+1 settlement. The UK task force is expected to publish its findings in 2024, with further work expected during 2024. UBS is implementing and testing required enhancements based on the US rules and will prepare for further implementation according to the evolving rules and market practice in the UK, the EU and Switzerland.
In May 2023, the European Commission presented draft legislative proposals aimed at empowering retail investors to make investment decisions that are aligned with their needs and preferences and ensuring that they are treated fairly and duly protected. The proposals also aim to encourage greater participation in EU capital markets and to enable a greater volume of funds to flow more easily into EU capital markets. The package revises EU capital markets rules, which, once agreed and in force, could have significant implications and require significant implementation efforts by UBS across business divisions.
In June 2023, legislators in the EU reached a provisional agreement on amendments to the Capital Requirements Regulation and the Capital Requirements Directive. The provisional agreement includes, alongside measures to implement the remaining elements of the Basel III standard, a framework that would require non-EU firms to establish a physical presence within the EU when providing certain banking services to EU-domiciled clients and counterparties (including deposit-taking and commercial lending), unless they are subject to an exemption. The changes will affect the cross-border provision of certain banking services and will require UBS to adapt its approaches to providing such services to clients in the EU. The requirement is expected to become effective in late 2026, with grandfathering provisions for contracts already in existence at the date of introduction.
In December 2023, the Swiss Confederation and the UK signed a mutual recognition agreement (MRA) for financial services to facilitate cross-border financial activities. The MRA is supplemented by measures to enhance supervisory cooperation and coordination. The MRA envisages a memorandum of understanding between FINMA and the Bank of England on resolution arrangements, and it is expected to enable Swiss banks to provide cross-border investment services to high net worth UK-domiciled clients and to broadly allow UK and Swiss over-the-counter derivatives counterparties to choose whether to rely on Swiss or UK risk mitigation rules (except for physically settled foreign exchange swaps and forwards). The agreement is expected to apply from 2026, depending on the completion of parliamentary approval in both countries.

Risk factors
Certain risks, including those described below, may affect our ability to execute our strategy as part of UBS or our business activities, financial condition, results of operations and prospects. We are inherently exposed to multiple risks, many of which may become apparent only with the benefit of hindsight. As a result, risks that we do not consider to be material, or of which we are not currently aware, could also adversely affect us. Within each category, the risks that we consider to be most material are presented first.
Strategy, management and operational risks
If UBS is unable to complete the planned merger of Credit Suisse AG into UBS AG in a timely manner or at all, Credit Suisse AG may continue to incur operating losses
On a consolidated basis, Credit Suisse AG is structurally loss-making and has not been profitable on a full fiscal year basis since fiscal year 2020. In order to properly restructure the businesses Credit Suisse AG operates, UBS has decided to fully integrate Credit Suisse AG businesses by merging Credit Suisse AG with and into UBS AG, with UBS AG remaining as the surviving entity. If the planned merger is delayed, or fails to occur at all, Credit Suisse AG may continue to incur operating losses.
The success of the integration, including the planned merger, will depend on a number of factors, some of which are outside of our control, including UBS’s ability to:
■ combine the operations of the two firms in a manner that preserves client service, simplifies infrastructure and results in operating cost savings;
■ reverse outflows of deposits and client invested assets from Credit Suisse clients, particularly in our Wealth Management division and Switzerland and to attract additional deposits and other client assets to the combined firm;
■ achieve cost reductions at the levels and in the timeframe UBS plans;
■ enhance, integrate, and, where necessary, remediate risk management and financial control and other systems and frameworks, including to remediate the material weaknesses in our internal control over financial reporting;
■ simplify the legal structure of the combined firm in an expedited manner, including through the planned mergers of UBS AG and Credit Suisse AG and of UBS Switzerland AG and Credit Suisse (Schweiz) AG, as well as the creation of a single intermediate holding company (IHC) for the combined firm in the US, other entity mergers and consolidations and asset dispositions, including obtaining regulatory approvals and licenses required to implement such changes;
■ retain staff and to reverse attrition of staff in certain of our business areas and corporate functions;
■ successfully execute the wind-down of the assets and liabilities in UBS’s Non-core and Legacy division and release capital and resources for other purposes; and
■ resolve outstanding litigation, regulatory and similar matters, including matters relating to Credit Suisse, on terms that are not significantly adverse to the UBS Group, as well as to successfully remediate outstanding regulatory and supervisory matters and meet other regulatory commitments.
Further investigation and planning for integration is taking place, and risks that we do not currently consider to be material, or of which we are not currently aware, could also adversely affect us.
The level of success in our absorption by UBS, in the integration of the two groups and their businesses, particularly in the area of the Swiss domestic bank, as well as the domestic and international wealth management businesses, the execution of the planned strategy regarding cost reductions and divestment of any non-core assets, and the level of resulting impairments and write-downs, may impact the operational results, share price and the credit rating of UBS entities. The past financial performance of each of UBS Group AG and Credit Suisse may not be indicative of their future financial performance. In addition, the financial effects of management decisions and transactions will likely differ between UBS Group and Credit Suisse as a result of the application of the acquisition method of accounting under IFRS by UBS Group, including valuation adjustments recorded by UBS Group, as well as other differences between US GAAP accounting principles applied by Credit Suisse and IFRS Accounting Standards applied by UBS Group.
The combined group will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the transaction and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined group following the transaction. The coordination process may also result in additional and unforeseen expenses.
Our reputation is critical to our success
Our reputation is critical to the success of our strategic plans, business and prospects. Reputational damage is difficult to reverse, and improvements tend to be slow and difficult to measure. For example, we have suffered and may continue to suffer reputational harm and reductions in certain areas of our business, such as outflows of assets, attributable, at least in part, to the Archegos Capital Management (Archegos) and supply chain finance funds (SCFF) matters (as discussed herein), as well as other matters. We have more recently been subject to significant litigation and regulatory matters and to financial losses that adversely affected our reputation and the confidence of clients, which played a significant role in the events leading to the acquisition of the Credit Suisse Group in March 2023. These events, or new events that cause reputational damage, could have a material adverse effect on our results of operation and financial condition, as well as our ability to achieve our strategic goals as part of the UBS Group.

Operational risks affect our business
Our businesses depend on our ability to process a large number of transactions, many of which are complex, across multiple and diverse markets in different currencies, to comply with requirements of many different legal and regulatory regimes to which we are subject and to prevent, or promptly detect and stop, unauthorized, fictitious or fraudulent transactions. We also rely on access to, and on the functioning of, systems maintained by third parties, including clearing systems, exchanges, information processors and central counterparties. Any failure of our or third-party systems could have an adverse effect on us. These risks may be greater as we deploy newer technologies, such as blockchain, or processes, platforms or products that rely on these technologies. Our operational risk management and control systems and processes are designed to help ensure that the risks associated with our activities – including those arising from process error, failed execution, misconduct, unauthorized trading, fraud, system failures, financial crime, cyberattacks, breaches of information security, inadequate or ineffective access controls and failure of security and physical protection – are appropriately controlled. If our internal controls fail or prove ineffective in identifying and remedying these risks, we could suffer operational failures that might result in material losses. It is not always possible to deter or fully prevent employee misconduct and the precautions we take to prevent and detect this activity have not always been, and may not always be, fully effective. Our acquisition by UBS may elevate these risks, particularly during the first phases of integration, as the firms have historically operated under different procedures, IT systems, risk policies and structures of governance.
As a significant proportion of our staff have been and will continue working from outside the office, we have faced, and will continue to face, new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. While we have taken measures to manage these risks, these measures could prove not to be effective.
We use automation as part of our efforts to improve efficiency, reduce the risk of error and improve our client experience. UBS and we intend to expand the use of robotic processing, machine learning and artificial intelligence (AI) to further these goals. Use of these tools presents their own risks, including the need for effective design and testing; the quality of the data used for development and operation of machine learning and AI tools may adversely affect their functioning and result in errors and other operational risks.
Financial services firms have increasingly been subject to breaches of security and to cyber- and other forms of attack, some of which are sophisticated and targeted attacks intended to gain access to confidential information or systems, disrupt service or steal or destroy data, which may result in business disruption or the corruption or loss of data at UBS’s locations or those of third parties. Cyberattacks by hackers, terrorists, criminal organizations, nation states and extremists have also increased in frequency and sophistication. Current geopolitical tensions have also led to increased risk of cyberattack from foreign state actors. In particular, the Russia-Ukraine war and the imposition of significant sanctions on Russia by Switzerland, the US, the EU, the UK and others has resulted and may continue to result in an increase in the risk of cyberattacks. Such attacks may occur on our own systems or on the systems that are operated by external service providers, may be attempted through the introduction of ransomware, viruses or malware, phishing and other forms of social engineering, distributed denial of service attacks and other means. These attempts may occur directly, or using equipment or security passwords of our employees, third-party service providers or other users. Cybersecurity risks also have increased due to the widespread use of digital technologies, cloud computing and mobile devices to conduct financial business and transactions, as well as due to generative AI, which increases the capabilities of adversaries to mount sophisticated phishing attacks, for example, through the use of deepfake technologies, and presents new challenges to the protection of our systems and networks and the confidentiality and integrity of our data. In addition to external attacks, we have experienced loss of client data from failure by employees and others to follow internal policies and procedures and from misappropriation of our data by employees and others. For example, in March 2021, we became aware that a former employee had improperly exfiltrated from Credit Suisse certain records relating to certain Credit Suisse Group employees and suppliers, including HR-related information and bank account numbers used to make payments, while employed by the Credit Suisse Group several years ago when he emailed certain of the data to a limited number of recipients that included regulators, media outlets and ex-employees. After lengthy and still ongoing legal proceedings, it was only at the end of 2022 that we learned the full extent of the scope of this improper exfiltration. We have conducted a forensic review and believe that the incident has been contained; proceedings remain ongoing regarding the destruction of the former employee’s non-operational devices and access to certain of the former employee’s data. Relevant notifications have been made as appropriate to regulators, data protection authorities and individual data subjects.
We may not be able to anticipate, detect or recognize threats to our systems or data and our preventative measures may not be effective to prevent an attack or a security breach. In the event of a security breach, notwithstanding our preventative measures, we may not immediately detect a particular breach or attack. Our acquisition by UBS may elevate and intensify these risks as would-be attackers have a larger potential target in the combined bank and differences in systems, policies, and platforms could make threat detection more difficult. In addition, the implementation of the large-scale technological change program that is necessary to integrate the combined bank’s systems at pace may also result in increased risks. Once a particular attack is detected, time may be required to investigate and assess the nature and extent of the attack, and to restore and test systems and data. If a successful attack occurs at a service provider, we may be dependent on the service provider’s ability to detect the attack, investigate and assess the attack and successfully restore the relevant systems and data. A successful breach or circumvention of security of our systems or data, or those of a service provider, could have significant negative consequences for us, including disruption of our operations, misappropriation of confidential information concerning us or our clients, damage to our systems, financial losses for us or our clients, violations of data privacy and similar laws, litigation exposure and damage to our reputation. We may be subject to enforcement actions as regulatory focus on cybersecurity increases and regulators have announced new rules, guidance and initiatives on ransomware and other cybersecurity-related issues.
We are subject to complex and frequently changing laws and regulations governing the protection of client and personal data, such as the EU General Data Protection Regulation. Ensuring that we comply with applicable laws and regulations when we collect, use and transfer personal information requires substantial resources and may affect the ways in which we conduct our business. In the event that we fail to comply with applicable laws, we may be exposed to regulatory fines and penalties and other sanctions. We may also incur such penalties if our vendors or other service providers or clients or counterparties fail to comply with these laws or to maintain appropriate controls over protected data. In addition, any loss or exposure of client or other data may adversely damage our reputation and adversely affect our business.
A major focus of US and other countries’ governmental policies relating to financial institutions in recent years has been on fighting money laundering and terrorist financing. We are required to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients under the laws of many of the countries in which we operate. We are also subject to laws and regulations related to corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. Failure to maintain and implement adequate programs to combat money laundering, terrorist financing or corruption, or any failure of our programs in these areas, could have serious consequences both from legal enforcement action and from damage to our reputation. Frequent changes in sanctions imposed and increasingly complex sanctions imposed on countries, entities and individuals, as exemplified by the breadth and scope of the sanctions imposed in relation to the war in Ukraine, increase our cost of monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.
As a result of new and changed regulatory requirements and the changes UBS and Credit Suisse have made or will make in the legal structure of the combined group, the volume, frequency and complexity of our regulatory and other reporting has remained elevated. Regulators have also significantly increased expectations regarding our internal reporting and data aggregation, as well as management reporting. We have incurred, and continue to incur, significant costs to implement infrastructure to meet these requirements. Failure to meet external reporting requirements accurately and in a timely manner or failure to meet regulatory expectations of internal reporting, data aggregation and management reporting could result in enforcement action or other adverse consequences for us.
In addition, despite the contingency plans that we have in place, our ability to conduct business may be adversely affected by a disruption in the infrastructure that supports our businesses and the communities in which we operate. This may include a disruption due to natural disasters, pandemics, civil unrest, war or terrorism and involve electrical, communications, transportation or other services that we use or that are used by third parties with whom we conduct business.
We identified material weaknesses in our internal control over financial reporting as of December 31, 2022 and 2021 and have not yet remediated all of the material weaknesses as of December 31, 2023
As a registrant with the SEC, we are subject to requirements under the Sarbanes-Oxley Act of 2002, as amended, to perform system and process evaluation and testing of our internal control over financial reporting at year-end to enable management to assess the effectiveness of our internal controls. In March 2023, prior to our acquisition by UBS, management identified certain material weaknesses in our internal control over financial reporting, as a result of which management had concluded that, as of December 31, 2022, our internal control over financial reporting was not effective, and for the same reasons, had reached the same conclusion regarding our internal control over financial reporting as of December 31, 2021, as more fully described in our Annual Report filed on Form 20-F for the year ended December 31, 2022. Our management accordingly concluded that our disclosure controls and procedures were not effective.
The material weaknesses that were identified relate to the failure to design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in our financial statements and the failure to design and maintain effective monitoring activities relating to (i) providing sufficient management oversight over the internal control evaluation process to support our internal control objectives; (ii) involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives; and (iii) assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action. These material weaknesses contributed to an additional material weakness, as management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows. This material weakness resulted in the revisions contained in our previously issued consolidated financial statements for the three years ended December 31, 2021, as disclosed in our Form 20-F for the year ended December 31, 2021.
Credit Suisse subsequently started a remediation program to address the identified material weaknesses and has implemented additional controls and procedures. Following the acquisition, UBS commenced a review of the processes and systems giving rise to the material weaknesses and the corresponding remediation program. Based on the work completed to date, Credit Suisse management has assessed that the changes to internal control made to address the material weakness relating to the classification and presentation of the consolidated statement of cash flows are designed effectively, but that additional time is required to conclude that these controls are operating effectively on a sustainable basis. The remaining material weaknesses at Credit Suisse relate to the risk and severity assessment of internal controls. Credit Suisse has implemented an enhanced severity assessment framework and additional management oversight of severity assessments. UBS and Credit Suisse have decided to remediate the internal control risk identification and severity assessment weaknesses by integrating Credit Suisse into the UBS internal control risk assessment and evaluation framework in 2024. The operating effectiveness of both the risk and severity assessment processes will be assessed based on an evaluation of the 2024 risk assessment and control testing process. In light of the above, Credit Suisse management has concluded that the material weaknesses were not fully remediated as of December 31, 2023.
In addition, since the acquisition, UBS has commenced a review of the processes and systems giving rise to the material weaknesses and the remediation program undertaken. This review is ongoing, and UBS and Credit Suisse expect to adopt and implement further controls and procedures following the completion of the review. In the course of this review, UBS and Credit Suisse may become aware of facts that cause UBS to broaden the scope of the review.
While we have taken and continue to take steps to address the material weaknesses, any gaps or deficiencies in our internal control over financial reporting may result in us being unable to provide required financial information in a timely and reliable manner and/or incorrectly reporting financial information, which could reduce confidence in our published information or subject us to potential regulatory investigations and sanctions. In addition, there can be no assurance that these measures will remediate the material weaknesses in our internal control over financial reporting or that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Any of the foregoing could materially and adversely affect our business, results of operations and financial condition.
We depend on our risk management and control processes to avoid or limit potential losses in our businesses
Controlled risk-taking is a major part of the business of a financial services firm. Some losses from risk-taking activities are inevitable, but to be successful over time, we must balance the risks we take against the returns generated. Therefore, we must diligently identify, assess, manage and control our risks, not only in normal market conditions but also as they might develop under more extreme, stressed conditions, when concentrations of exposures can lead to severe losses.
We have not always been able to prevent serious losses arising from risk management failures and extreme or sudden market events. In the recent past, we have suffered very significant losses from the Archegos and SCFF matters, as well as other matters. As a result of these, we are subject to significant regulatory remediation obligations to address deficiencies in our risk management and control systems, that continue following the merger.
We regularly revise and strengthen our risk management and control frameworks to seek to address identified shortcomings. Nonetheless, we could suffer further losses in the future if, for example:
■ we do not fully identify the risks in our portfolio, in particular risk concentrations and correlated risks;
■ our assessment of the risks identified, or our response to negative trends, proves to be untimely, inadequate, insufficient or incorrect;
■ our risk models prove insufficient to predict the scale of financial risks the bank faces;
■ markets move in ways that we do not expect – in terms of their speed, direction, severity or correlation – and our ability to manage risks in the resulting environment is, therefore, affected;
■ third parties to whom we have credit exposure or whose securities we hold are severely affected by events and we suffer defaults and impairments beyond the level implied by our risk assessment; or
■ collateral or other security provided by our counterparties and clients proves inadequate to cover their obligations at the time of default.
The UBS Group, including Credit Suisse, also holds legacy risk positions, primarily in Non-core and Legacy, that, in many cases, are illiquid and may deteriorate in value. As a result of our acquisition by UBS, a portion of our business is outside of UBS’s risk appetite and is, or may in the future be, subject to exit.
We also manage risk on behalf of our clients. The performance of assets we hold for our clients may be adversely affected by the same aforementioned factors. If clients suffer losses or the performance of their assets held with us is not in line with relevant benchmarks against which clients assess investment performance, we may suffer further reduced fee income and a further decline in assets under management, or withdrawal of mandates.
Investment positions, such as equity investments made as part of strategic initiatives and seed investments made at the inception of funds that we manage, may also be affected by market risk factors. These investments are often not liquid and generally are intended or required to be held beyond a normal trading horizon. Deteriorations in the fair value of these positions would have a negative effect on our earnings.
We may be unable to identify or capture revenue or competitive opportunities, or retain and attract qualified employees
The financial services industry is characterized by intense competition, continuous innovation, restrictive, detailed, and sometimes fragmented regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to us in their size and breadth, as well as competition from new technology-based market entrants, which may not be subject to the same level of regulation. Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition to increase. Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to such trends and developments by devising and implementing adequate business strategies, do not adequately develop or update our technology, including our digital channels and tools, or are unable to attract or retain the qualified people needed.
The amount and structure of our employee compensation is affected not only by our business results, but also by competitive factors and regulatory considerations.
In response to the demands of various stakeholders, including regulatory authorities and shareholders, and in order to better align the interests of UBS staff with other stakeholders, UBS has increased average deferral periods for stock awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards linked to business performance. UBS has also introduced individual caps on the proportion of fixed to variable pay for the GEB members, as well as certain other employees. UBS will also be required to introduce and enforce provisions requiring UBS to recover from GEB members and certain other executives a portion of performance-based incentive compensation in the event that UBS Group or another entity with securities listed on a US national securities exchange is required to restate its financial statements as a result of a material error.
Constraints on the amount or structure of employee compensation, higher levels of deferral, performance conditions and other circumstances triggering the forfeiture of unvested awards may adversely affect our ability to retain and attract key employees, particularly where we compete with companies that are not subject to these constraints. The loss of key staff and the inability to attract qualified replacements could seriously compromise our ability to execute our strategy as part of UBS and to successfully improve our operating and control environment, and could affect our business performance. This risk is intensified by elevated levels of attrition among Credit Suisse employees.
Our accounting treatment of off-balance sheet entities may change
We enter into transactions with special purpose entities (SPEs) in our normal course of business, and certain SPEs with which we transact and conduct business are not consolidated and their assets and liabilities are off-balance sheet. We may have to exercise significant management judgment in applying relevant accounting consolidation standards, either initially or after the occurrence of certain events that may require us to reassess whether consolidation is required. If we are required to consolidate an SPE, its assets and liabilities would be recorded on our consolidated balance sheets and we would recognize related gains and losses in our consolidated statements of operations, and this could have an adverse impact on our results of operations and capital and leverage ratios.
Market, credit and macroeconomic risks
Performance in the financial services industry is affected by market conditions and the macroeconomic climate
Our businesses are materially affected by market and macroeconomic conditions. A market downturn and weak macroeconomic conditions can be precipitated by a number of factors, including geopolitical events, such as international armed conflicts, war or acts of terrorism, the imposition of sanctions, global trade or global supply chain disruptions, including energy shortages and food insecurity, changes in monetary or fiscal policy, changes in trade policies or international trade disputes, significant inflationary or deflationary price changes, disruptions in one or more concentrated economic sectors, natural disasters, pandemics or local and regional civil unrest. Such developments can have unpredictable and destabilizing effects.
Adverse changes in interest rates, credit spreads, securities prices, market volatility and liquidity, foreign exchange rates, commodity prices, and other market fluctuations, as well as changes in investor sentiment, can affect our earnings and ultimately our financial and capital positions. As financial markets are global and highly interconnected, local and regional events can have widespread effects well beyond the countries in which they occur. Any of these developments may adversely affect our business or financial results.
As a result of significant volatility in the market, our businesses may experience a decrease in client activity levels and market volumes, which would adversely affect our ability to generate transaction fees, commissions and margins. A market downturn would likely reduce the volume and valuation of assets that we manage on behalf of clients, which would reduce recurring fee income that is charged based on invested assets and performance-based fees. Such a downturn could also cause a decline in the value of assets that we own and account for as investments or trading positions. In addition, reduced market liquidity or volatility may limit trading opportunities and therefore may reduce transaction-based income and may also impede our ability to manage risks.
Health emergencies, including pandemics and measures taken by governmental authorities to manage them, may have effects such as labor market displacements, supply chain disruptions, and inflationary pressures, and adversely affect global and regional economic conditions, resulting in contraction in the global economy, substantial volatility in the financial markets, crises in markets for goods and services, disruptions in real estate markets, increased unemployment, increased credit and counterparty risk, and operational challenges, as we saw with the COVID-19 pandemic. Such economic or market disruptions, including inflationary pressures, may lead to reduced levels of client activity and demand for our products and services, increased utilization of lending commitments, significantly increased client defaults, continued and increasing credit and valuation losses in our loan portfolios, loan commitments and other assets, and impairments of other financial assets. A fall in equity markets and a consequent decline in invested assets would also reduce recurring fee income. These factors and other consequences of a health emergency may negatively affect our financial condition, including possible constraints on capital and liquidity, as well as resulting in a higher cost of capital, and possible downgrades to our credit ratings.
Geopolitical events: Terrorist activity and escalating armed conflict in the Middle East, as well as the continuing Russia-Ukraine war, may have significant impacts on global markets, exacerbate global inflationary pressures, and slow global growth. In addition, the ongoing conflicts may continue to cause significant population displacement, and lead to shortages of vital commodities, including energy shortages and food insecurity outside the areas immediately involved in armed conflict. Governmental responses to the armed conflicts, including, with respect to the Russia-Ukraine war, coordinated successive sets of sanctions on Russia and Belarus, and Russian and Belarusian entities and nationals, and the uncertainty as to whether the ongoing conflicts will widen and intensify, may continue to have significant adverse effects on the market and macroeconomic conditions, including in ways that cannot be anticipated.
If individual countries impose restrictions on cross-border payments or trade, or other exchange or capital controls, or change their currency (for example, if one or more countries should leave the Eurozone, as a result of the imposition of sanctions on individuals, entities or countries, or escalation of trade restrictions and other actions between the US, or other countries, and China), we could suffer adverse effects on our business, losses from enforced default by counterparties, be unable to access our own assets or be unable to effectively manage our risks.
We could be materially affected if a crisis develops, regionally or globally, as a result of disruptions in markets due to macroeconomic or political developments, trade restrictions, or the failure of a major market participant. Over time, our strategic plans as part of UBS have become more heavily dependent on our ability to generate growth and revenue in emerging markets, including China, causing us to be more exposed to the risks associated with such markets.
The extent to which ongoing conflicts, current inflationary pressures and related adverse economic conditions affect our businesses, results of operations and financial condition, as well as our regulatory capital and liquidity ratios, will depend on future developments, including the effects of the current conditions on our clients, counterparties, employees and third-party service providers.
Our credit risk exposure to clients, trading counterparties and other financial institutions would increase under adverse or other economic conditions
Credit risk is an integral part of many of our activities, including lending, underwriting and derivatives activities. Adverse economic or market conditions, or the imposition of sanctions or other restrictions on clients, counterparties or financial institutions, may lead to impairments and defaults on these credit exposures. Losses may be exacerbated by declines in the value of collateral securing loans and other exposures. In our securities finance and Lombard lending businesses, we extend substantial amounts of credit against securities collateral, the value or liquidity of which may decline rapidly. Market closures and the imposition of exchange controls, sanctions or other measures may limit our ability to settle existing transactions or to realize on collateral, which may result in unexpected increases in exposures. Our Swiss mortgage and corporate lending portfolios are a large part of our overall lending. We are therefore exposed to the risk of adverse economic developments in Switzerland, including property valuations in the housing market, the strength of the Swiss franc and its effect on Swiss exports, return to negative interest rates applied by the Swiss National Bank, economic conditions within the Eurozone or the EU, and the evolution of agreements between Switzerland and the EU or EEA, which represent Switzerland’s largest export market. We have exposures related to real estate in various countries, including a substantial Swiss mortgage portfolio. Although we believe this portfolio is prudently managed, we could nevertheless be exposed to losses if a substantial deterioration in the Swiss real estate market were to occur.
Our accounting standards generally require management to estimate lifetime current expected credit losses on our credit exposure held at amortized cost, which may result in volatility in earnings and capital levels. Management’s determination of the provision for credit losses and the related estimation and application of forward-looking information requires quantitative analysis and significant expert judgment. Our estimation of expected credit losses is based on a discounted probability-weighted estimate that considers macroeconomic scenarios. The scenarios are probability-weighted according to our best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends. Expected credit losses are not solely derived from macroeconomic factor projections. Model overlays based on expert judgment are also applied, considering historical loss experience and industry and counterparty reviews. We can suffer unexpected losses if the models and assumptions that are used to estimate our allowance for credit losses are not sufficient to address our credit losses.
Interest rate trends and changes could negatively affect our financial results
Our business is sensitive to changes in interest rate trends. In the past, the low interest rate environment has adversely affected our net interest income and the value of our trading and non-trading fixed income portfolios, and resulted in a loss of customer deposits as well as an increase in the liabilities relating to our existing pension plans.
Our shareholders’ equity and capital are also affected by changes in interest rates.
Currency fluctuation may have an adverse effect on our profits, balance sheet and regulatory capital
We are subject to currency fluctuation risks. In particular, a substantial portion of our assets and liabilities are denominated in currencies other than the Swiss franc. Although we have implemented a number of measures designed to offset the impact of exchange rate fluctuations on our results of operations, the appreciation of the Swiss franc in particular and exchange rate volatility in general have had an adverse impact on our results of operations and capital position in recent years and may continue to have an adverse effect in the future. In order to hedge our CET1 capital ratio, our CET1 capital must have foreign currency exposure, which leads to currency sensitivity. As a consequence, it is not possible to simultaneously fully hedge both CET1 capital and the CET1 capital ratio. Accordingly, changes in foreign exchange rates may adversely affect our profits, balance sheet, and capital, leverage and liquidity coverage ratios.
Regulatory and legal risks
Material legal and regulatory risks arise in the conduct of our business
As a global financial services firm, we are subject to many different legal, tax and regulatory regimes, including extensive regulatory oversight, and are exposed to significant liability risk. We are subject to a large number of claims, disputes, legal proceedings and government investigations, and we expect that our ongoing business activities will continue to give rise to such matters in the future. The extent of our financial exposure to these and other matters is material and could substantially exceed the level of provisions that we have established. We are not able to predict the financial and non-financial consequences these matters may have when resolved.
We may be subject to adverse preliminary determinations or court decisions that may negatively affect public perception and our reputation, result in prudential actions from regulators, and cause us to record additional provisions for such matters even when we believe we have substantial defenses and expect to ultimately achieve a more favorable outcome.
Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. Among other things, a guilty plea to, or conviction of, a crime (including as a result of termination of the Deferred Prosecution Agreement we entered into with the United States Department of Justice in 2021 to resolve our Mozambique matter) could have material consequences for us.
Resolution of regulatory proceedings has required us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in them. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material adverse consequences for us.
We have in the past faced, and expect to continue to face, increasingly extensive and complex laws, rules, regulations and regulatory scrutiny and possible enforcement actions. In recent years, costs related to our compliance with these requirements and the penalties and fines sought and imposed on the financial services industry by regulatory authorities have increased significantly. We expect such increased regulation and enforcement to continue to increase our costs, including, but not limited to, costs related to compliance, systems and operations, and to negatively affect our ability to conduct certain types of business.
Credit Suisse and UBS have become the target of lawsuits, and may become the target of further litigation, in connection with the merger transaction and/or the regulatory and other actions taken in connection with the merger transaction, all of which could result in substantial costs. The cumulative effects of the litigations and the claims related to the acquisition and the circumstances surrounding it may have material adverse consequences for the combined group.
We continue to be in active dialogue with regulators concerning the actions we are taking to improve our operational risk management, risk control, anti-money laundering, data management and other frameworks, and otherwise seek to meet supervisory expectations, but there can be no assurance that our efforts will have the desired effects. As a result of this history, our level of risk with respect to regulatory enforcement may be greater than that of some of our peers.
Significant negative consequences of the Archegos and supply chain finance funds matters
As previously reported, we incurred a net charge of CHF 4.8 billion in 2021 in respect of the Archegos matter. We also previously reported that it is reasonably possible that we will incur a loss in respect of the supply chain finance funds (SCFF) matter. The ultimate cost of resolving the SCFF matter may be material to our operating results, though it is not yet possible to estimate the full extent of any loss.
A number of regulatory and other inquiries, investigations, enforcement and other actions have been initiated or are being considered in respect of each of these matters. In addition, we have been required by FINMA to take certain capital and related actions, as well as certain remedial measures. Furthermore, we are subject to various litigation claims and criminal complaints in respect of these matters and we may become subject to additional litigation, disputes or other actions.

The combined effect of these two matters, including the material loss incurred in respect of Archegos, may have other material adverse consequences for us, including negative effects on our business and operating results from actions that we have taken and may be required or decide to take in the future in response to these matters. There can be no assurance that these or other measures instituted to manage related risks will be effective in all instances. The changes resulting from the measures instituted will also entail the incurrence of certain costs and charges, such as the ones we have previously reported. In addition, the integration of Credit Suisse into UBS may affect the implementation of these measures or require us to implement additional measures in order to align our risk management practices and policies to those of UBS.
There can be no assurance that any additional losses, damages, costs and expenses, as well as any further regulatory and other investigations and actions, will not be material to us, including from any impact on our business, financial condition, results of operations, prospects, liquidity, capital position or reputation.
Substantial changes in regulation may adversely affect our businesses and our ability to execute the strategic plans
Since the financial crisis of 2008, we have been subject to significant regulatory requirements, including recovery and resolution planning, changes in capital and prudential standards, changes in taxation regimes as a result of changes in governmental administrations, new and revised market standards and fiduciary duties, as well as new and developing environmental, social and governance (ESG) standards and requirements. Notwithstanding attempts by regulators to align their efforts, the measures adopted or proposed for banking regulation differ significantly across the major jurisdictions, making it increasingly difficult to manage a global institution. Regulatory reviews of the events leading to the failures of US banks and our acquisition by UBS in 2023, as well as regulatory measures to complete the implementation of the Basel III standards, may increase capital, liquidity and other requirements applicable to banks, including UBS. In addition, Swiss regulatory changes with regard to such matters as capital and liquidity have often proceeded more quickly than those in other major jurisdictions, and Switzerland’s requirements for major international banks are among the strictest of the major financial centers. This could put Swiss banks, such as UBS and Credit Suisse, at a disadvantage when competing with peer financial institutions subject to more lenient regulation or with unregulated non-bank competitors.
Our implementation of additional regulatory requirements and changes in supervisory standards, as well as our compliance with existing laws and regulations, continue to receive heightened scrutiny from supervisors. If we do not meet supervisory expectations in relation to these or other matters, or if additional supervisory or regulatory issues arise, we would likely be subject to further regulatory scrutiny, as well as measures that may further constrain our strategic flexibility.
Resolvability and resolution and recovery planning: We have moved significant operations into subsidiaries to improve resolvability and meet other regulatory requirements, and this has resulted in substantial implementation costs, increased our capital and funding costs and reduced operational flexibility.
These changes create operational, capital, liquidity, funding and tax inefficiencies. Our operations in subsidiaries are subject to local capital, liquidity, stable funding, capital planning and stress testing requirements. These requirements have resulted in increased capital and liquidity requirements in affected subsidiaries, which limit our operational flexibility and negatively affect our ability to benefit from synergies between business units and to distribute earnings to the UBS Group.
Under the Swiss TBTF framework, we are required to put in place viable emergency plans to preserve the operation of systemically important functions in the event of a failure. Moreover, under this framework and similar regulations in the US, the UK, the EU and other jurisdictions in which we operate, we are required to prepare credible recovery and resolution plans detailing the measures that would be taken to recover in a significant adverse event or in the event of winding down the operations in a host country through resolution or insolvency proceedings. If a recovery or resolution plan that UBS produces is determined by the relevant authority to be inadequate or not credible, relevant regulation may permit the authority to place limitations on the scope or size of our business in that jurisdiction, or oblige us to hold higher amounts of capital or liquidity or to change our legal structure or business in order to remove the relevant impediments to resolution.
The authorities in Switzerland and internationally are working on lessons learned from the Credit Suisse Group and the US regional bank failures, which might result in additional requirements regarding resolution planning and early intervention tools for authorities. Furthermore, during the integration of Credit Suisse, resolvability of the UBS Group is required to be maintained with tactical solutions to provide to the authorities the required financial information, which is the basis for their own resolution related decision making, as long as the infrastructure of both banks has not yet fully been merged.
Capital and prudential standards: UBS is an internationally active Swiss SRB, subject to capital and TLAC requirements that are among the most stringent in the world, and many of UBS’s subsidiaries must comply with minimum capital, liquidity and similar requirements. As a result, we, along with UBS Group AG and UBS AG, have contributed a significant portion of our capital and provide substantial liquidity to these subsidiaries. These funds are available to meet funding and collateral needs in the relevant entities, but are generally not readily available for use by the UBS Group as a whole.
We expect our risk-weighted assets (RWA) to further increase as the effective date for additional capital standards promulgated by the Basel Committee on Banking Supervision (BCBS) draws nearer. In connection with our acquisition by UBS, FINMA has permitted Credit Suisse entities to continue to apply certain prior interpretations and has provided supervisory rulings on the treatment of certain items for RWA or capital purposes. In general, these interpretations require that UBS phase out the treatment over the next several years. In addition, FINMA has agreed that additional capital requirement applicable to Swiss systemically relevant banks, which is based on market share in Switzerland and leverage ratio denominator (LRD), will not increase as a result of the acquisition of the Credit Suisse Group before the end of 2025. The phase-out or end of these periods will likely increase our overall capital requirements, and such increase may be substantial.
Market regulation and fiduciary standards: Our wealth and asset management businesses operate in an environment of increasing regulatory scrutiny and changing standards with respect to fiduciary and other standards of care and the focus on mitigating or eliminating conflicts of interest between a manager or advisor and the client, which require effective implementation across the global systems and processes of investment managers and other industry participants. For example, various reforms in the US, including the “Volcker Rule” and derivatives regulation, have imposed, and will continue to impose, new regulatory duties on certain of our operations. These requirements have contributed to our decision to exit certain businesses (including a number of our private equity businesses) and may lead us to exit other businesses. Future changes in the regulation of our duties to customers may require us to make further changes to our businesses, which would result in additional expense and may adversely affect our business. We may also become subject to other similar regulations substantively limiting the types of activities in which we may engage or the way we conduct our operations.
In many instances, we provide services on a cross-border basis, and we are therefore sensitive to barriers restricting market access for third-country firms. In particular, efforts in the EU to harmonize the regime for third-country firms to access the European market may have the effect of creating new barriers that adversely affect our ability to conduct business in these jurisdictions from Switzerland. In addition, a number of jurisdictions are increasingly regulating cross-border activities based on determinations of equivalence of home country regulation, substituted compliance or similar principles of comity. A negative determination with respect to Swiss equivalence could limit our access to the market in those jurisdictions and may negatively influence our ability to act as a global firm. For example, the EU declined to extend its equivalence determination for Swiss exchanges, which lapsed as of June 30, 2019.
Further, current and possible future cross-border tax regulation with extraterritorial effect, such as the US Foreign Account Tax Compliance Act (FATCA), the Organisation for Economic Co-operation and Development (OECD) global minimum tax rate levels and rules (Pillar Two) and other bilateral or multilateral tax treaties and agreements on the automatic exchange of information in tax matters, impose detailed reporting obligations and increased compliance and systems-related costs on our businesses. Further changes in local tax laws or regulations and their enforcement, additional cross-border tax information exchange regimes, national tax amnesty or enforcement programs or similar actions may affect our clients’ ability or willingness to do business with us.
If we experience financial difficulties, FINMA has the power to open restructuring or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG, UBS Switzerland AG, Credit Suisse AG or Credit Suisse (Schweiz) AG, and such proceedings or measures may have a material adverse effect on our shareholders and creditors
Under the Swiss Banking Act, FINMA is able to exercise broad statutory powers with respect to Swiss banks and Swiss parent companies of financial groups, such as UBS Group AG, UBS AG, Credit Suisse AG, UBS Switzerland AG and Credit Suisse (Schweiz) AG, if there is justified concern that an entity is over-indebted, has serious liquidity problems or, after the expiration of any relevant deadline, no longer fulfills capital adequacy requirements. Such powers include ordering protective measures, instituting restructuring proceedings (and exercising any Swiss resolution powers in connection therewith), and instituting liquidation proceedings, all of which may have a material adverse effect on shareholders and creditors or may prevent UBS Group AG, UBS AG, UBS Switzerland AG, Credit Suisse AG or Credit Suisse (Schweiz) AG from paying dividends or making payments on debt obligations.
UBS would have limited ability to challenge any such protective measures, and creditors and shareholders would also have limited ability under Swiss law or in Swiss courts to reject them, seek their suspension, or challenge their imposition, including measures that require or result in the deferment of payments.
If restructuring proceedings are opened with respect to UBS Group AG, UBS AG, UBS Switzerland AG, Credit Suisse AG or Credit Suisse (Schweiz) AG, the resolution powers that FINMA may exercise include the power to: (i) transfer all or some of the assets, debt and other liabilities, and contracts of the entity subject to proceedings to another entity; (ii) stay for a maximum of two business days (a) the termination of, or the exercise of rights to terminate, netting rights, (b) rights to enforce or dispose of certain types of collateral or (c) rights to transfer claims, liabilities or certain collateral, under contracts to which the entity subject to proceedings is a party; and / or (iii) partially or fully write down the equity capital and regulatory capital instruments and, if such regulatory capital is fully written down, write down or convert into equity the other debt instruments of the entity subject to proceedings. Shareholders and creditors would have no right to reject, or to seek the suspension of, any restructuring plan pursuant to which such resolution powers are exercised. They would have only limited rights to challenge any decision to exercise resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise.
Upon full or partial write-down of the equity and regulatory capital instruments of the entity subject to restructuring proceedings, the relevant shareholders and creditors would receive no payment in respect of the equity and debt that is written down, the write-down would be permanent, and the investors would likely not, at such time or at any time thereafter, receive any shares or other participation rights, or be entitled to any write-up or any other compensation in the event of a potential subsequent recovery of the debtor. If FINMA orders the conversion of debt of the entity subject to restructuring proceedings into equity, the securities received by the investors may be worth significantly less than the original debt and may have a significantly different risk profile. In addition, creditors receiving equity would be effectively subordinated to all creditors of the restructured entity in the event of a subsequent winding up, liquidation or dissolution of the restructured entity, which would increase the risk that investors would lose all or some of their investment.
FINMA has significant discretion in the exercise of its powers in connection with restructuring proceedings. Furthermore, certain categories of debt obligations, such as certain types of deposits, are subject to preferential treatment. As a result, holders of obligations of an entity subject to a Swiss restructuring proceeding may have their obligations written down or converted into equity even though obligations ranking on par with such obligations are not written down or converted.
Developments in sustainability, climate, environmental and social standards and regulations may affect our business and impact our ability to fully realize our goals
We have set ambitious goals for ESG matters. These goals include our ambitions for environmental sustainability in our operations, including carbon emissions, in the business we do with clients and in products that we offer. They also include goals or aspirations for diversity in our workforce and supply chain, and support for the United Nations Sustainable Development Goals. There is substantial uncertainty as to the scope of actions that may be required of us, governments and others to achieve the goals we have set, and many of our goals and objectives are only achievable with a combination of government and private action. National and international standards and expectations, industry and scientific practices, regulatory taxonomies and disclosure obligations addressing these matters are relatively immature and are rapidly evolving. In addition, there are significant limitations in the data available to measure our climate and other goals. Although we have defined and disclosed our goals based on the standards existing at the time of disclosure, there can be no assurance (i) that the various ESG regulatory and disclosure regimes under which we operate will not come into conflict with one another, (ii) that the current standards will not be interpreted differently than our understanding or change in a manner that substantially increases the cost or effort for us to achieve such goals or (iii) that additional data or methods, whether voluntary or required by regulation, may substantially change our calculation of our goals and ambitions. It is possible that such goals may prove to be considerably more difficult or even impossible to achieve. The evolving standards may also require us to substantially change the stated goals and ambitions. If we are not able to achieve the goals we have set, or can only do so at significant expense to our business, we may fail to meet regulatory expectations, incur damage to our reputation or be exposed to an increased risk of litigation or other adverse action.
While ESG regulatory regimes and international standards are being developed, including to require consideration of ESG risks in investment decisions, some jurisdictions, notably in the US, have developed rules restricting the consideration of ESG factors in investment and business decisions. Under these anti-ESG rules, companies that are perceived as boycotting or discriminating against certain industries may be restricted from doing business with certain governmental entities. Our businesses may be adversely affected if UBS is considered as discriminating against companies based on ESG considerations, or if further anti-ESG rules are developed or broadened.
Our financial results may be negatively affected by changes to assumptions and valuations, as well as changes to accounting standards
We prepare our consolidated financial statements in accordance with US GAAP. The application of these accounting standards requires the use of judgment based on estimates and assumptions that may involve significant uncertainty at the time they are made. This is the case, for example, with respect to the measurement of fair value of financial instruments, the recognition of deferred tax assets (DTAs), the assessment of the impairment of goodwill, expected credit losses and estimation of provisions for litigation, regulatory and similar matters. Such judgments, including the underlying estimates and assumptions, which encompass historical experience, expectations of the future and other factors, are regularly evaluated to determine their continuing relevance based on current conditions. Using different assumptions could cause the reported results to differ. Changes in assumptions, or failure to make the changes necessary to reflect evolving market conditions, may have a significant effect on the financial statements in the periods when changes occur. Estimates of provisions may be subject to a wide range of potential outcomes and significant uncertainty. For example, the broad range of potential outcomes in a number of our legal proceedings increases the uncertainty associated with assessing the appropriate provision. If the estimates and assumptions in future periods deviate from the current outlook, our financial results may also be negatively affected.
Changes to US GAAP or interpretations thereof may cause future reported results and financial positions to differ from current expectations, or historical results to differ from those previously reported due to the adoption of accounting standards on a retrospective basis. Such changes may also affect our regulatory capital and ratios.
We may be unable to maintain our capital strength
Capital strength enables us to grow our businesses and absorb increases in regulatory and capital requirements. Our ability to maintain our capital ratios is subject to numerous risks, including the financial results of our businesses, the effect of changes to capital standards, methodologies and interpretations that may adversely affect the calculation of our capital ratios, the imposition of risk add-ons or capital buffers, and the application of additional capital, liquidity and similar requirements to subsidiaries.

Our capital and leverage ratios are driven primarily by RWA, leverage exposure and eligible capital, all of which may fluctuate based on a number of factors, some of which are outside of our control. The results of our businesses may be adversely affected by events arising from other risk factors described herein. In some cases, such as litigation and regulatory risk and operational risk events, losses may be sudden and large.
Our eligible capital may be reduced by losses recognized within net profit or other comprehensive income. Eligible capital may also be reduced for other reasons, including acquisitions that change the level of goodwill, changes in temporary differences related to DTAs included in capital, adverse currency movements affecting the value of equity, prudential adjustments that may be required due to the valuation uncertainty associated with certain types of positions, and changes in the value of certain pension fund assets and liabilities or in the interest rate and other assumptions used to calculate the changes in our net defined benefit obligation recognized in other comprehensive income.
RWA are driven by our business activities, by changes in the risk profile of our exposures, by changes in our foreign currency exposures and foreign exchange rates, and by regulation. For instance, substantial market volatility, a widening of credit spreads, adverse currency movements, increased counterparty risk, deterioration in the economic environment or increased operational risk could result in an increase in RWA. Changes in the calculation of RWA, the imposition of additional supplemental RWA charges or multipliers applied to certain exposures and other methodology changes, as well as the finalization of the Basel III framework and Fundamental Review of the Trading Book promulgated by the BCBS.
The leverage ratio is a balance sheet-driven measure and therefore limits balance sheet-intensive activities, such as lending, more than activities that are less balance sheet intensive, and it may constrain our business even if we satisfy other risk-based capital requirements. Our LRD is driven by, among other things, the level of client activity, including deposits and loans, foreign exchange rates, interest rates, other market factors and changes in required liquidity. Many of these factors are wholly or partly outside of our control.
The effect of taxes on our financial results is significantly influenced by tax law changes and reassessments of our deferred tax assets and, also, operating losses of certain entities with no associated tax benefit
Our effective tax rate is highly sensitive to our performance, our expectation of future profitability and any potential increases or decreases in statutory tax rates. Furthermore, based on prior years’ tax losses and deductible temporary differences, we have recognized DTAs reflecting the probable recoverable level based on future taxable profit as informed by our business plans. If our performance is expected to produce diminished taxable profit in future years, we may be required to write down all or a portion of the currently recognized DTAs through the income statement in excess of anticipated amortization. This would have the effect of increasing our effective tax rate in the year in which any write-downs are taken. Conversely, if we expect the performance of entities in which we have unrecognized tax losses to improve, we could potentially recognize additional DTAs. The effect of doing so would be to reduce our effective tax rate in years in which additional DTAs are recognized and to increase our effective tax rate in future years. Our effective tax rate is also sensitive to any future reductions in statutory tax rates, which would cause the expected future tax benefit from items such as tax loss carry-forwards in the affected locations to diminish in value. This, in turn, would cause a write-down of the associated DTAs.
We generally revalue our DTAs in the fourth quarter of the financial year based on a reassessment of future profitability taking into account our updated business plans. We consider the performance of our businesses and the accuracy of historical forecasts, tax rates and other factors in evaluating the recoverability of our DTAs, including the remaining tax loss carry-forward period and our assessment of expected future taxable profits over the life of DTAs. Estimating future profitability is inherently subjective and is particularly sensitive to future economic, market and other conditions, which are difficult to predict.
Our results in past years have demonstrated that changes in the recognition of DTAs can have a very significant effect on our reported results. Any future change in the manner in which UBS Group remeasures DTAs could affect UBS Group’s effective tax rate, particularly in the year in which the change is made.
Our full-year effective tax rate would be impacted if aggregate tax expenses in respect of profits from branches and subsidiaries without loss coverage differ from what is expected, or if certain branches and subsidiaries incur operating losses that we cannot benefit from through the income statement. In particular, operating losses at entities or branches that cannot offset for tax purposes taxable profits in other entities, and which do not result in additional DTA recognition, would increase our effective tax rate. In addition, tax laws or the tax authorities in countries where we have undertaken legal structure changes may cause entities to be subject to taxation as permanent establishments or may prevent the transfer of tax losses incurred in one legal entity to newly organized or reorganized subsidiaries or affiliates or may impose limitations on the utilization of tax losses that relate to businesses formerly conducted by the transferor. Were this to occur in situations where there were also limited planning opportunities to utilize the tax losses in the originating entity, the DTAs associated with such tax losses may be required to be written down through the income statement.
Changes in tax law may materially affect our effective tax rate, and, in some cases, may substantially affect the profitability of certain activities. In addition, statutory and regulatory changes, as well as changes to the way in which courts and tax authorities interpret tax laws, including assertions that we are required to pay taxes in a jurisdiction as a result of activities connected to that jurisdiction constituting a permanent establishment or similar theory, and changes in our assessment of uncertain tax positions, could cause the amount of taxes we ultimately pay to materially differ from the amount accrued.
Liquidity and funding risk
Liquidity and funding management are critical to our ongoing performance
The viability of our business depends on the availability of funding sources, and our success depends on our ability to obtain funding at times, in amounts, for tenors and at rates that enable us to efficiently support our asset base in all market conditions. Our businesses benefit from short-term funding sources, including primarily demand deposits, inter-bank loans, time deposits and cash bonds. Although deposits have been, over time, a stable source of funding, this may not continue, and we may experience, as we did in the fourth quarter of 2022 and the first quarter of 2023, deposit outflows at levels that substantially exceed rates typically incurred. Deposits could also be negatively affected by clients instead choosing to seek deposits or securities products offering higher yields, clients switching to an alternative financial institution which they perceive to be safer or changes in client spending behavior as a result of inflation or other economic developments resulting in an increased need for cash. In any such case, our liquidity position could be adversely affected, and we might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature or to fund new loans, investments and businesses. In a time of reduced liquidity, we may be unable to sell some of our assets, or we may need to sell assets at depressed prices, which in either case could adversely affect our results of operations and financial condition.
As previously disclosed, early in the fourth quarter of 2022, we began experiencing significantly higher withdrawals of cash deposits, non-renewal of maturing time deposits and net asset outflows at levels that substantially exceeded the rates incurred in the third quarter of 2022. These outflows continued in the first quarter of 2023. The outflows led us to partially utilize liquidity buffers at the Bank and legal entity level, and we fell below certain legal entity-level regulatory requirements.
The addition of loss-absorbing debt as a component of capital requirements, the regulatory requirements to maintain minimum TLAC at UBS’s holding company and at certain of its subsidiaries, as well as the power of resolution authorities to bail in TLAC instruments and other debt obligations, and uncertainty as to how such powers will be exercised, caused and may still cause a further increase in our cost of funding, and could potentially increase the total amount of funding required, in the absence of other changes in our business.
The requirement to maintain a liquidity coverage ratio (LCR) of high-quality liquid assets to estimated stressed short-term net cash outflows, and other similar liquidity and funding requirements, oblige us to maintain high levels of overall liquidity, limit our ability to optimize interest income and expense, make certain lines of business less attractive and reduce our overall ability to generate profits. The liquidity coverage ratio and net stable funding ratio (NSFR) requirements are intended to ensure that we are not overly reliant on short-term funding and that we have sufficient long-term funding for illiquid assets. The relevant calculations make assumptions about the relative likelihood and amount of outflows of funding and available sources of additional funding in market-wide and firm-specific stress situations. In an actual stress situation, however, our funding outflows could exceed the assumed amounts. Further, UBS is subject to increased liquidity requirements related to TBTF measures under the direction of FINMA, which became effective on 1 January 2024.
Changes in our ratings may adversely affect our business
Reductions in our credit ratings may adversely affect the market value of our securities and other obligations and increase our funding costs, and could affect the availability of certain kinds of funding. For example, in 2022, downgrades of Credit Suisse Group’s and Credit Suisse’s ratings by Standard and Poor’s Global Ratings Europe Limited (S&P), Moody’s Investors Service (Moody’s) and Fitch Ratings Limited (Fitch) elevated our borrowing costs and limited our ability to renew maturing short-term funding and to access short-term funding markets. The downgrades increased our cost of capital and adversely affected and may in the future continue to adversely affect the ability of our businesses to sell or market their products, engage in business transactions, particularly financing and derivative transactions, and retain their clients.
In March 2023, following the announcement of the planned acquisition of Credit Suisse Group by UBS, rating agencies took the following actions regarding Credit Suisse AG’s ratings: S&P Global Ratings (S&P) placed its Long- and Short-Term Issuer Credit Ratings on CreditWatch Positive from Stable, Fitch Ratings (Fitch) placed its long- and short-term Issuer Default Ratings (IDR) on Rating Watch Evolving from Negative, and Moody’s Investor Service (Moody’s) placed on review for upgrade all long- and short-term ratings, and revised the outlook from Negative to Ratings under review. Upon the completion of the acquisition in June 2023, Fitch upgraded Credit Suisse AG’s Long-Term ratings by one notch and changed the outlook to Stable, S&P upgraded the Long- and Short-Term Issuer Credit Ratings by one notch with the outlook revised to Developing, and Moody’s affirmed their senior unsecured debt ratings. In September 2023, S&P further upgraded the Long-Term Issuer Credit Rating of Credit Suisse AG by one notch, with the outlook revised to Stable. However, rating agencies may lower, indicate their intention to lower or withdraw their ratings at any time and there is no assurance that our credit ratings will not be put on “negative” outlook or be downgraded in the future. In addition, any such “negative” outlook or downgrade could occur at times when our ability to respond may be limited due to broader market instability and/or lower general investor confidence. Any downgrade below investment grade could therefore negatively impact our operating results and financial position.

[this page intentionally left blank]

II – Operating and financial review
Credit Suisse
Wealth Management
Swiss Bank
Asset Management
Non-core and Legacy (including Investment Bank)
Corporate Center
Assets under management
Critical accounting estimates

Credit Suisse
On June 12, 2023, the acquisition of Credit Suisse Group AG (the former parent company of Credit Suisse AG) by UBS Group AG (UBS) was consummated. The acquisition by UBS was announced in the first quarter of 2023 under exceptional circumstances of volatile financial markets and the continued outflows and deteriorating overall financial position of Credit Suisse, and it followed a request from the Swiss Federal Department of Finance, the Swiss National Bank and the Swiss Financial Market Supervisory Authority (FINMA) to both firms to duly consider the transaction in order to restore necessary confidence in the stability of the Swiss economy and banking system and to serve the best interests of the shareholders and stakeholders of UBS Group AG and Credit Suisse Group AG. The acquisition resulted, among other things, in the creation of Non-core and Legacy to aid in the winding down of positions and businesses not aligned with UBS’s strategy and policies, including the majority of the assets and liabilities of the former Investment Bank division, in certain fair valuation adjustments related to changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans for underlying positions or portfolios, and in impairments of internally developed software.
In 2023, we reported a net loss attributable to shareholders of CHF 4,041 million and a loss before taxes of CHF 3,260 million, which was impacted by a number of significant items discussed below.
In March 2023, the Swiss Financial Market Supervisory Authority FINMA (FINMA) ordered that Credit Suisse Group AG’s outstanding amount of additional tier 1 capital notes of nominal value of approximately CHF 16 billion and a fair value of approximately CHF 15 billion be written down to zero. At the Credit Suisse level, this led to a corresponding gain recognized in 2023 of CHF 14.1 billion. In 2023, net litigation provisions of CHF 1.4 billion were recorded, mainly related to developments including settlements and new information in a number of previously disclosed legal matters. We reported goodwill impairment charges of CHF 2.3 billion in 2023, mostly recognized in Wealth Management and in Asset Management. 2023 was also impacted by the cancellation of the prior-year contingent capital awards (CCA) resulting in a credit of CHF 0.4 billion in 2023.
The acquisition of Credit Suisse Group AG resulted in changes that had significant impacts on Credit Suisse’s US GAAP results. These acquisition-related effects included fair valuation adjustments, impairments of internally developed software, integration costs, acquisition-related compensation expenses, the write-down of intangible assets and other acquisition-related adjustments.
The acquisition resulted in changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans for underlying positions or portfolios. The effect of these changes were fair valuation adjustments of CHF 3.9 billion, including from asset reclassifications to held-for-sale and certain specific equity impairments, of which CHF 3.6 billion in Non-core and Legacy (including Investment Bank) mainly within our corporate loans, securitized products, rates and life finance portfolios as well as CHF 0.3 billion related to revaluations of certain equity method investments in Asset Management.
As a result of the acquisition, a detailed review of internally developed software applications and an assessment of their fair value has been performed reflecting the usability and useful life for UBS. Following this assessment, which included a number of applications that were found to be overlapping with UBS systems, an impairment of CHF 1.8 billion was recorded primarily in Non-core and Legacy (including Investment Bank) and Wealth Management.
2023 was further impacted by certain compensation-related developments in connection with the acquisition. Credit Suisse recorded integration costs, which are defined as expenses that are temporary, incremental and directly related to the integration of UBS and Credit Suisse, of CHF 2.3 billion. The integration costs primarily related to compensation costs of internal staff and contractors substantially dedicated to integration activities and certain retention awards granted during the period, as well as costs relating to the termination of certain real estate leases. As a result of the alignment of certain Credit Suisse processes to those of UBS, including the variable incentive framework, acquisition-related compensation expenses were CHF 0.2 billion.
Organizational structure
Credit Suisse is organized into four divisions – Wealth Management, Swiss Bank, Asset Management and Non-core and Legacy (including Investment Bank) - and the Corporate Center. Non-core and Legacy (including Investment Bank) includes positions and businesses not aligned with UBS’s strategy and policies, including the assets and liabilities of the former Capital Release Unit and certain assets and liabilities of Wealth Management, Swiss Bank, Asset Management and the Corporate Center. This division also includes all assets and liabilities of the former Investment Bank division, including positions and businesses not aligned with UBS’s strategy and policies as well as, for reporting purposes, those positions and businesses that are being transitioned to the UBS Investment Bank. Prior periods were restated to conform to the current presentation.

Credit Suisse
	in / end of			% change
	2023	2022	2021	23 / 22	22 / 21
Statements of operations (CHF million)
Net interest income	3,411	5,397	5,925	(37)	(9)
Commissions and fees	5,356	8,861	13,180	(40)	(33)
Trading revenues [1]	(2,116)	(525)	2,371	303	–
Other revenues	13,239	1,480	1,566	–	(5)
Net revenues	19,890	15,213	23,042	31	(34)
Provision for credit losses	1,028	15	4,209	–	(100)
Compensation and benefits	7,882	7,689	8,011	3	(4)
General and administrative expenses	10,808	9,338	8,581	16	9
Commission expenses	693	1,012	1,243	(32)	(19)
Goodwill impairment	2,346	23	976	–	(98)
Restructuring expenses	393	467	113	(16)	313
Total other operating expenses	14,240	10,840	10,913	31	(1)
Total operating expenses	22,122	18,529	18,924	19	(2)
Loss before taxes	(3,260)	(3,331)	(91)	(2)	–
Income tax expense	854	3,973	938	(79)	324
Net income/(loss)	(4,114)	(7,304)	(1,029)	(44)	–
Loss attributable to noncontrolling interests	(73)	(31)	(100)	135	(69)
Net income/(loss) attributable to shareholders	(4,041)	(7,273)	(929)	(44)	–
Statement of operations metrics (%)
Cost/income ratio	111.2	121.8	82.1	–	–
Return on equity	(8.5)	(15.1)	(1.9)	–	–
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.
2023 results
In 2023, we reported a net loss attributable to shareholders of CHF 4,041 million, compared to a net loss attributable to shareholders of CHF 7,273 million in 2022. In 2023, we reported a loss before taxes of CHF 3,260 million compared to a loss before taxes of CHF 3,331 million in 2022.
Net revenues
Compared to 2022, net revenues of CHF 19,890 million increased 31%, driven by significantly higher net revenues in the Corporate Center, partially offset by significantly lower net revenues in Non-core and Legacy (including Investment Bank) as well as lower net revenues in Wealth Management, Swiss Bank and Asset Management. The increase in the Corporate Center was primarily driven by treasury results, which reflected the gains from the write-down of additional tier 1 capital notes. The decrease in Non-core and Legacy (including Investment Bank) primarily included certain fair valuation adjustments, reflecting changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans mainly within our corporate loans, securitized products, rates and life finance portfolios, as well as a loss of revenues from businesses in the former Investment Bank, including an industry-wide decline in mergers and acquisitions (M&A) activity. The decrease in Wealth Management mainly reflected lower performance across all revenue categories. The decrease in Swiss Bank reflected lower performance across all revenue categories. The decrease in Asset Management was mainly due to decreased investment and partnership income and reduced management fees, partially offset by higher performance and transaction revenues.
Provision for credit losses
In 2023, we recorded provision for credit losses of CHF 1,028 million, primarily reflecting provisions of CHF 660 million in Non-Core and Legacy (including Investment Bank) and CHF 375 million in Swiss Bank. Provision for credit losses reflected CHF 904 million of specific provisions primarily related to financing transactions from our legacy corporate loan and securitized products financing portfolios, mainly reflecting the impact of market deterioration in the second half of 2023 as well as changes of intent in connection with UBS’s plans for underlying positions and portfolios, which led to reclassifications to held-for-sale, and CHF 124 million of non-specific provisions for expected credit losses.
Total operating expenses
Total operating expenses of CHF 22,122 million in 2023 increased 19% compared to 2022, mainly reflecting goodwill impairment charges of CHF 2,346 million and higher general and administrative expenses. General and administrative expenses increased 16%, mainly due to impairments of CHF 1,836 million relating to internally developed software. Compensation and benefits increased 3%. The increase mainly reflected integration costs, higher discretionary compensation expenses, reflecting lower deferral rates, and acquisition-related compensation expenses, partially offset by lower salary expenses, mainly driven by a decrease in headcount as well as by the cancellation of the prior-year CCA. Following a review of Credit Suisse’s financial plans to reflect the deposit and assets under management outflows in 2023, we reported goodwill impairment charges of CHF 2,346 million, with CHF 1,294 million recognized in Wealth Management and CHF 1,051 million in Asset Management.
> Refer to “Note 19 - Goodwill” in V – Consolidated financial statements – Credit Suisse for further information.
Compensation
On April 5, 2023, the Swiss Federal Council instructed the Swiss Federal Department of Finance to cancel or reduce the outstanding variable remuneration for the top three levels of management at Credit Suisse. In accordance with US GAAP accounting guidance, the cancellation of deferred compensation of this nature required an acceleration of deferred compensation expense in 2023 for the outstanding share-based portion of the compensation awards, with a corresponding credit to shareholders’ equity, and for the smaller impact from the cancellation of cash-based awards, a credit to the income statement for previously accrued expenses. The net impact of these cancellations and reductions of variable remuneration on our compensation expenses in 2023 was CHF 90 million.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse for further information.
Income tax expense
In 2023, we incurred an income tax expense of CHF 854 million on a loss before taxes of CHF 3,260 million. This primarily reflected the impact of the reassessment of deferred tax assets/(liabilities) and the uncertain tax positions, mainly driven by the acquisition of Credit Suisse Group AG by UBS. Additionally, we recorded an impact mainly relating to the tax impact of profitable entities in certain geographical locations, adjusted for other non-deductible expenses. This also reflected the impact of the gain from the write-down of additional tier 1 capital notes, for which we utilized unvalued tax losses from prior years.
Overall, net deferred tax liabilities decreased CHF 369 million from CHF 411 million in 2022 to CHF 42 million in 2023, primarily driven by a reduction in deferred tax liability associated with the write-down of additional tier 1 capital notes, partially offset by the reassessment of the deferred tax assets.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse for further information.
2022 results
In 2022, we reported a net loss attributable to shareholders of CHF 7,273 million, which included a valuation allowance related to a reassessment of deferred tax assets as a result of the comprehensive strategic review, compared to a net loss attributable to shareholders of CHF 929 million in 2021. In 2022, we reported a loss before taxes of CHF 3,331 million, compared to a loss before taxes of CHF 91 million in 2021.
Net revenues
Compared to 2021, net revenues of CHF 15,213 million decreased 34%, with significantly lower net revenues in Non-core and Legacy (including Investment Bank) as well as lower revenues in Wealth Management, Swiss Bank and Asset Management. The decrease in Non-core and Legacy (including Investment Bank) was primarily driven by significantly lower capital markets revenues as well as losses in its equities business, including its derivatives business and remaining prime services business, and in its residual securitized products business. The decrease in net revenues in Wealth Management was driven by lower other revenues, lower transaction- and performance-based revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher other revenues. The decrease in net revenues in Swiss Bank was mainly due to lower net interest income, lower transaction-based revenues and lower other revenues. The decrease in net revenues in Asset Management was driven by lower performance and transaction revenues and declining management fees, partially offset by higher investment and partnership income.
Provision for credit losses
In 2022, we recorded provision for credit losses of CHF 15 million, primarily reflecting provisions of CHF 90 million in Swiss Bank, partially offset by a release of CHF 45 million in Non-core and Legacy (including Investment Bank) in respect of the Archegos matter.
Total operating expenses
We reported total operating expenses of CHF 18,529 million in 2022, a 2% decrease compared to 2021, mainly relating to a lower goodwill impairment charge of CHF 23 million compared to prior year of CHF 976 million, partially offset by increased general and administrative expenses. General and administrative expenses increased 9%, primarily driven by higher IT, machinery and equipment expenses and by higher professional services fees. Compensation and benefits decreased 4%, mainly due to lower discretionary compensation expenses and lower deferred compensation awards.
Income tax expense
In 2022, we recorded income tax expense of CHF 3,973 million on a loss before taxes of CHF 3,331 million, primarily reflecting the valuation allowance of CHF 3,655 million in the third quarter of 2022 relating to the reassessment of deferred tax assets as a result of the strategic review, primarily due to the limited future taxable income against which deferred tax assets could be utilized.
The negative tax rate for the full year was further driven by losses in entities for which no tax accounting benefit could be recognized, as management concluded that there was limited recoverability of net deferred tax assets, primarily due to limited future taxable income, as well as the non-deductible funding costs. Additionally, we continued to record taxes in entities with taxable profits, which cannot be offset against losses of other Bank entities. This inability to offset tax losses and profits is due to the fact that the Bank entities are tax resident in different jurisdictions, or they are tax resident in a jurisdiction where the consolidation of the entities for tax purposes is not possible.
Overall, net deferred tax liabilities decreased CHF 3,955 million to CHF 411 million during 2022, primarily driven by the reassessment of the deferred tax assets.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse for further information.
Employees
As of December 31, 2023, we had 28,840 employees worldwide, of which 12,336 were in Switzerland and 16,504 were abroad.
Number of employees
end of	2023	2022
Number of employees
Switzerland	12,336	14,058
All other regions	16,504	23,922
Total number of employees	28,840	37,980
Based on full-time equivalents.
Other information
Format of presentation
In managing our business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, specific individual revenue categories in isolation may not be indicative of performance. Corporate services and business support, including in finance, operations, human resources, legal, risk management, compliance and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their respective requirements and other relevant measures. Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. Tangible shareholders’ equity is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that this metric is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy. Certain reclassifications have been made to prior periods to conform to the current presentation.
Liquidity developments
After the deposit outflows experienced in the first quarter of 2023, Credit Suisse saw customer deposit net inflows of CHF 36.2 billion during the remaining nine months of the year.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on the liquidity developments and use of liquidity facilities in 2023.
Outflows in assets under management
At the Credit Suisse level, net asset outflows in 2023 were CHF 107 billion or 8% of assets under management as of the end of 2022. Net asset outflows slowed considerably following the March 2023 announcement of the acquisition by UBS.
> Refer to “Assets under management” in II – Operating and financial review and “Note 37 – Assets under management" in V – Consolidated financial statements – Credit Suisse for further information.
Securitized Products Group
In 2023, Credit Suisse completed the sale of a significant part of the Securitized Products Group (SPG) (Apollo transaction) to entities and funds managed by affiliates of Apollo Global Management (collectively, Apollo). In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement. In the first quarter of 2023, Credit Suisse recognized a pre-tax gain of USD 0.8 billion as a result of the Apollo transaction.
In March 2024, Credit Suisse has entered into agreements with Apollo to conclude the investment management agreement under which Atlas SP Partners (Atlas) has managed Credit Suisse’s retained portfolio of assets of the former SPG. Following this agreement, the assets previously managed by Atlas will be managed in UBS’s Non-core and Legacy. The parties have also agreed to conclude the transition services agreement under which Credit Suisse has provided services to Atlas. In addition, Credit Suisse AG has entered into an agreement to transfer to Apollo approximately USD 8 billion of senior secured asset-based financing. As part of the loan transfer, Credit Suisse AG will extend a one-year USD 750 million swingline facility to the borrowers under the transferred financing facilities. UBS Group expects to recognize a net gain in the first quarter of 2024 of around USD 0.3 billion and Credit Suisse AG is expected to recognize a net loss of around USD 0.9 billion from the conclusion of the investment management agreement and assignment of the loan facilities. The differences reflect adjustments UBS Group made under IFRS as part of the purchase price allocation at the closing of the acquisition of Credit Suisse Group, as well as provisions in the second and third quarter of 2023 that are not recognized under Credit Suisse AG’s US GAAP accounting principles.

Results overview
Credit Suisse includes the results of its four reporting segments, Wealth Management, Swiss Bank, Asset Management and Non-core and Legacy (including Investment Bank), as well as the Corporate Center and certain adjustments. The adjustments represent certain consolidation entries, including the elimination of results of Credit Suisse Group AG until the acquisition date, and other entities managed but not owned or not wholly owned by Credit Suisse AG. The results of these entities are included in the reporting segments and the Corporate Center.
in / end of	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	[1]	Corporate Center	Adjustments	[2]	Credit Suisse
2023 (CHF million)
Net revenues	3,058	3,515	659	(1,185)		14,586	(743)	[3]	19,890
Provision for credit losses	(5)	375	0	660		(1)	(1)		1,028
Compensation and benefits	2,629	1,746	574	3,839		228	(1,134)		7,882
Total other operating expenses	3,640	1,214	1,517	6,171		284	1,414		14,240
of which general and administrative expenses	2,134	1,076	383	5,604		129	1,482		10,808
of which goodwill impairment	1,294	0	1,051	30		0	(29)		2,346
of which restructuring expenses	46	36	6	288		48	(31)		393
Total operating expenses	6,269	2,960	2,091	10,010		512	280		22,122
Income/(loss) before taxes	(3,206)	180	(1,432)	(11,855)		14,075	(1,022)		(3,260)
Cost/income ratio	205.0	84.2	–	–		3.5	–		111.2
2022 (CHF million)
Net revenues	4,904	4,228	1,214	4,635		(61)	293		15,213
Provision for credit losses	(29)	90	2	(45)		(1)	(2)		15
Compensation and benefits	2,488	1,519	505	4,287		14	(1,124)		7,689
Total other operating expenses	2,018	1,040	505	5,716		70	1,491		10,840
of which general and administrative expenses	1,721	880	391	4,766		21	1,559		9,338
of which goodwill impairment	0	0	0	23		0	0		23
of which restructuring expenses	96	22	16	350		49	(66)		467
Total operating expenses	4,506	2,559	1,010	10,003		84	367		18,529
Income/(loss) before taxes	427	1,579	202	(5,323)		(144)	(72)		(3,331)
Cost/income ratio	91.9	60.5	83.2	–		–	–		121.8
2021 (CHF million)
Net revenues	5,549	4,457	1,352	11,347		(9)	346		23,042
Provision for credit losses	(14)	4	0	4,221		(6)	4		4,209
Compensation and benefits	2,449	1,484	517	4,414		100	(953)		8,011
Total other operating expenses	1,601	988	463	6,961		115	785		10,913
of which general and administrative expenses	1,351	840	346	4,572		51	1,421		8,581
of which goodwill impairment	0	0	0	1,623		0	(647)		976
of which restructuring expenses	16	11	3	75		(2)	10		113
Total operating expenses	4,050	2,472	980	11,375		215	(168)		18,924
Income/(loss) before taxes	1,513	1,981	372	(4,249)		(218)	510		(91)
Cost/income ratio	73.0	55.5	72.5	–		–	–		82.1
1 Non-core and Legacy (including Investment Bank).
2 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
3 Includes a gain of CHF 894 million from the write-down of additional tier 1 capital notes relating to Credit Suisse Group AG.

Supply chain finance funds matter
As previously reported, in early March 2021, the boards of four supply chain finance funds (SCFF) managed by certain Credit Suisse subsidiaries decided to suspend redemptions and subscriptions of those funds to protect the interests of the funds’ investors, to terminate the SCFF and to proceed to their liquidation. Those decisions were based on concerns that a substantial part of the funds’ assets was subject to considerable valuation uncertainty. Credit Suisse Asset Management (Schweiz) AG (CSAM) acts as the portfolio manager of the SCFF. The assets held by the SCFF, largely consisting of notes backed by existing and future receivables, were originated and structured by Greensill Capital (UK) Limited or one of its affiliates.
The last published net asset value (NAV) of the SCFF in late February 2021 was approximately USD 10 billion in the aggregate. Together with the cash that has already been distributed to investors and cash remaining in the funds as of January 9, 2024, the cash position is equivalent to approximately USD 7.4 billion. Redemption payments totaling approximately USD 7.0 billion have been made to their investors. The liquidation of two of the four SCFFs – the Liechtenstein-domiciled Credit Suisse Supply Chain Finance Investment Grade Fund and the Luxembourg-domiciled Credit Suisse Nova (Lux) Supply Chain Finance Investment Grade Fund– has been completed.
The portfolio manager continues to work to liquidate the remaining assets of the SCFF, including by engaging directly with potentially delinquent obligors and other creditors, and to file insurance claims and commence litigation, as appropriate. However, there remains considerable uncertainty regarding the valuation of a significant part of the remaining assets. It therefore can be assumed that the investors of the SCFF will suffer a loss. CSAM intends to take all necessary steps to collect outstanding amounts from debtors and insurers, but can give no assurance as to the final amount that may be recovered for the SCFF under such notes. The amount of loss of the investors therefore is currently unknown.
Credit Suisse has received requests for documents and information in connection with inquiries, investigations, enforcement and other actions relating to the SCFF matter by FINMA, the FCA and other regulatory and governmental agencies. The Luxembourg Commission de Surveillance du Secteur Financier is reviewing the matter and has commissioned a report from a third party. Credit Suisse is cooperating with these authorities.
In February 2023, FINMA announced the conclusion of its enforcement proceedings against Credit Suisse in connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable Swiss supervisory laws in this context with regard to risk management and appropriate operational structures. While FINMA recognized that Credit Suisse has already taken extensive organizational measures based on its own investigation into the SCFF matter, particularly to strengthen its governance and control processes, and FINMA is supportive of these measures, the regulator has ordered certain additional remedial measures. These include a requirement that the most important (approximately 500) business relationships must be reviewed periodically and holistically at the Credit Suisse Executive Board level, in particular for counterparty risks, and that Credit Suisse must set up a document defining the responsibilities of approximately 600 of its highest-ranking managers. The latter of these measures has been made applicable to UBS Group. Separate from the enforcement proceeding regarding Credit Suisse, FINMA has opened four enforcement proceedings against former managers of Credit Suisse.
> Refer to “Note 38 - Litigation” in V – Consolidated financial statements – Credit Suisse for a description of the regulatory and legal developments relating to this matter.
Beginning in 2021, we introduced a fee waiver program for clients impacted by this matter wherein certain commissions and fees arising from current and future business transactions may be reimbursed on a quarterly basis, provided certain conditions are met. We incurred negative revenues of CHF 32 million in 2023 relating to this fee waiver program, primarily in Wealth Management.
> Refer to “Risk factors” in I – Information on the company for further information on risks that may arise in relation to these matters.
Russia
As of the end of 2023, the Bank’s net credit risk exposure to Russia remained limited. The remaining exposures continue to be subject to ongoing monitoring and management.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse for further information.
The fair value of the majority of Credit Suisse’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain short-term borrowings, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, Credit Suisse holds financial instruments for which no prices are available and which have significant unobservable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain OTC derivatives, including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds.
Models were used to value financial instruments for which no prices are available and which have significant unobservable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 2023, 13% and 12% of our total assets and total liabilities, respectively, were measured at fair value.
Total assets at fair value recorded as level 3 instruments decreased CHF 1.8 billion to CHF 7.5 billion as of the end of 2023, primarily reflecting net realized and unrealized losses, mainly in trading assets and other investments, and net settlements, mainly in loans, loans held-for-sale and trading assets.
As of the end of 2023, our level 3 assets comprised 2% of total assets and 13% of total assets measured at fair value, compared to 2% and 7%, respectively, as of the end of 2021.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition; however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
Subsidiary guarantee information
The Bank, together with UBS Group AG, has issued a full, unconditional and several guarantee of Credit Suisse (USA), Inc.’s outstanding debt securities registered with the SEC, which as of December 31, 2023 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Bank. UBS Group AG assumed Credit Suisse Group AG’s obligations under the guarantee as of June 12, 2023, the date of the acquisition. In accordance with the guarantee, if Credit Suisse (USA), Inc. fails to make a timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either UBS Group AG or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from UBS Group AG is subordinated to senior liabilities, and the guarantees from UBS Group AG and the Bank are structurally subordinated to liabilities of any of the subsidiaries of UBS Group AG or the Bank that do not guarantee the debt securities.
Capitalization and indebtedness
end of	2023	2022
Capitalization and indebtedness (CHF million)
Due to banks	6,952	11,905
Customer deposits	203,427	234,554
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	955	20,371
Long-term debt	128,484	150,661
Other liabilities	74,573	64,072
Total liabilities	414,391	481,563
Total equity	38,116	48,476
Total capitalization and indebtedness	452,507	530,039

Reconciliation of adjustment items
Results excluding certain items included in Credit Suisse’s reported results are non-GAAP financial measures. Management believes that adjusted results provide a useful presentation of Credit Suisse’s operating results for the purposes of assessing Credit Suisse’s overall and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of Credit Suisse’s underlying performance. Provided below is a reconciliation of Credit Suisse’s adjusted results to the most directly comparable US GAAP measures. On June 12, 2023, UBS completed the acquisition of Credit Suisse Group AG, which resulted in changes that had significant impacts on Credit Suisse’s US GAAP results. These acquisition-related effects, which are excluded in Credit Suisse’s adjusted results, included CHF 3,929 million of fair valuation adjustments, CHF 1,836 million impairments of internally developed software, CHF 2,334 million of integration costs, CHF 240 million of acquisition-related compensation expenses, CHF 38 million write-downs of intangible assets and CHF 13 million of other acquisition-related adjustments.
in	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	[1]	Corporate Center	Adjustments	[2]	Credit Suisse
2023 (CHF million)
Net revenues	3,058	3,515	659	(1,185)		14,586	(743)	[3]	19,890
Fair valuations	20	3	283	3,591		32	0		3,929
Write-down of additional tier 1 capital notes	0	0	0	0		(15,007)	894		(14,113)
Real estate (gains)/losses	0	(3)	0	0		0	0		(3)
(Gains)/losses on business sales	4	0	0	(726)		0	0		(722)
(Gain)/loss on equity investment in SIX Group AG	122	122	0	0		0	0		244
Impairment on York Capital Management	0	0	3	0		0	0		3
Archegos	0	0	0	(1)		0	0		(1)
Write-down of intangible assets	0	0	0	38		0	0		38
Adjusted net revenues	3,204	3,637	945	1,717		(389)	151		9,265
Provision for credit losses	(5)	375	0	660		(1)	(1)		1,028
Archegos	0	0	0	2		0	0		2
Other acquisition-related adjustments	0	0	0	(218)		0	0		(218)
Adjusted provision for credit losses	(5)	375	0	444		(1)	(1)		812
Total operating expenses	6,269	2,960	2,091	10,010		512	280		22,122
Goodwill impairment	(1,294)	0	(1,051)	(30)		0	29		(2,346)
Restructuring expenses	(46)	(36)	(6)	(288)		(48)	31		(393)
Litigation provisions [4]	(324)	(1)	(5)	(1,160)		0	146		(1,344)
Impairments of internally developed software	(594)	(270)	(55)	(910)		(7)	0		(1,836)
Acquisition-related compensation expenses	(75)	(42)	(7)	(120)		4	0		(240)
Cancellation of contingent capital awards	91	28	21	279		(11)	0		408
Expenses related to real estate disposals	(5)	0	0	(32)		0	0		(37)
Expenses related to Archegos	0	0	0	(27)		0	0		(27)
Integration costs	(507)	(185)	(139)	(1,463)		(40)	0		(2,334)
Other acquisition-related adjustments [5]	(1)	6	(3)	(14)		(1)	0		(13)
Adjusted total operating expenses	3,514	2,460	846	6,245		409	486		13,960
Income/(loss) before taxes	(3,206)	180	(1,432)	(11,855)		14,075	(1,022)		(3,260)
Adjusted income/(loss) before taxes	(305)	802	99	(4,972)		(797)	(334)		(5,507)
1 Non-core and Legacy (including Investment Bank).
2 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
3 Includes a gain of CHF 894 million from the write-down of additional tier 1 capital notes relating to Credit Suisse Group AG.
4 Reflects major litigation provisions as previously disclosed and all litigation expenses post-acquisition date.
5 Includes various acquisition-related items that are not reflected in any of the above categories.

Reconciliation of adjustment items (continued)
in	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	Corporate Center	Adjustments	Credit Suisse
2022 (CHF million)
Net revenues	4,904	4,228	1,214	4,635	(61)	293	15,213
Real estate (gains)/losses	(142)	(148)	(2)	(58)	(18)	0	(368)
(Gains)/losses on business sales	4	0	0	0	0	0	4
(Gain)/loss on InvestLab/Allfunds Group	0	0	0	586	0	0	586
(Gain)/loss on equity investment in SIX Group AG	17	17	0	0	0	0	34
(Gain)/loss on equity investment in Pfandbriefbank	0	(6)	0	0	0	0	(6)
Impairment on York Capital Management	0	0	10	0	0	0	10
Archegos	0	0	0	(17)	0	0	(17)
Adjusted net revenues	4,783	4,091	1,222	5,146	(79)	293	15,456
Provision for credit losses	(29)	90	2	(45)	(1)	(2)	15
Archegos	0	0	0	155	0	0	155
Adjusted provision for credit losses	(29)	90	2	110	(1)	(2)	170
Total operating expenses	4,506	2,559	1,010	10,003	84	367	18,529
Goodwill impairment	0	0	0	(23)	0	0	(23)
Restructuring expenses	(96)	(22)	(16)	(350)	(49)	66	(467)
Litigation provisions	0	0	0	(1,300)	0	0	(1,300)
Expenses related to real estate disposals	(3)	0	0	(21)	0	0	(24)
Expenses related to equity investment in Allfunds Group	0	0	0	(2)	0	0	(2)
Expenses related to Archegos	0	0	0	(40)	0	0	(40)
Adjusted total operating expenses	4,407	2,537	994	8,267	35	433	16,673
Income/(loss) before taxes	427	1,579	202	(5,323)	(144)	(72)	(3,331)
Adjusted income/(loss) before taxes	405	1,464	226	(3,231)	(113)	(138)	(1,387)
2021 (CHF million)
Net revenues	5,549	4,457	1,352	11,347	(9)	346	23,042
Real estate (gains)/losses	(19)	(213)	0	0	0	0	(232)
(Gains)/losses on business sales	24	0	0	0	5	0	29
Major litigation recovery	(49)	0	0	0	0	0	(49)
Valuation adjustment related to major litigation	0	0	0	69	0	0	69
(Gain)/loss on InvestLab/Allfunds Group	0	0	0	(622)	0	0	(622)
(Gain)/loss on equity investment in SIX Group AG	35	35	0	0	0	0	70
Impairment on York Capital Management	0	0	113	0	0	0	113
Archegos	0	0	0	470	0	0	470
Adjusted net revenues	5,540	4,279	1,465	11,264	(4)	346	22,890
Provision for credit losses	(14)	4	0	4,221	(6)	4	4,209
Archegos	0	0	0	(4,307)	0	0	(4,307)
Adjusted provision for credit losses	(14)	4	0	(86)	(6)	4	(98)
Total operating expenses	4,050	2,472	980	11,375	215	(168)	18,924
Goodwill impairment	0	0	0	(1,623)	0	647	(976)
Restructuring expenses	(16)	(11)	(3)	(75)	2	(10)	(113)
Litigation provisions	(71)	0	0	(1,150)	0	0	(1,221)
Expenses related to real estate disposals	(6)	(4)	(2)	(44)	0	0	(56)
Expenses related to equity investment in Allfunds Group	0	0	0	(20)	0	0	(20)
Expenses related to Archegos	0	0	0	(26)	5	0	(21)
Adjusted total operating expenses	3,957	2,457	975	8,437	222	469	16,517
Income/(loss) before taxes	1,513	1,981	372	(4,249)	(218)	510	(91)
Adjusted income/(loss) before taxes	1,597	1,818	490	2,913	(220)	(127)	6,471

Wealth Management
Divisional results
	in / end of			% change
	2023	2022	2021	23 / 22	22 / 21
Statements of operations (CHF million)
Net interest income	1,283	2,029	2,207	(37)	(8)
Recurring commissions and fees	1,200	1,527	1,768	(21)	(14)
Transaction- and performance-based revenues	679	1,221	1,563	(44)	(22)
Other revenues	(104)	127	11	–	–
Net revenues	3,058	4,904	5,549	(38)	(12)
Provision for credit losses	(5)	(29)	(14)	(83)	107
Compensation and benefits	2,629	2,488	2,449	6	2
General and administrative expenses	2,134	1,721	1,351	24	27
Commission expenses	166	201	234	(17)	(14)
Goodwill impairment	1,294	0	0	–	–
Restructuring expenses	46	96	16	(52)	–
Total other operating expenses	3,640	2,018	1,601	80	26
Total operating expenses	6,269	4,506	4,050	39	11
Income/(loss) before taxes	(3,206)	427	1,513	–	(72)
Statement of operations metrics
Cost/income ratio (%)	205.0	91.9	73.0	–	–
Margins on assets under management (bp)
Gross margin [1]	63	74	74	–	–
Net margin [2]	(66)	6	20	–	–
Number of relationship managers
Number of relationship managers	1,190	1,790	1,890	(34)	(5)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees from lending activities, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
2023 results
In 2023, we reported a loss before taxes of CHF 3,206 million, mainly impacted by lower revenues, a goodwill impairment charge of CHF 1,294 million and impairments of internally developed software of CHF 594 million compared to income before taxes of CHF 427 million in 2022.
Net revenues
Compared to 2022, net revenues of CHF 3,058 million decreased 38%, driven by lower net interest income, lower transaction- and performance-based revenues, lower recurring commissions and fees and lower other revenues. Net interest income of CHF 1,283 million decreased 37%, mainly reflecting lower loan margins on lower average loan volumes and stable deposit margins on significantly lower average deposit volumes, higher costs related to interest rate management, lower funding benefits and higher funding costs. Transaction- and performance-based revenues of CHF 679 million decreased 44%, mainly reflecting lower client activity. Recurring commissions and fees of CHF 1,200 million decreased 21%, reflecting lower revenues across major categories and the impact of the lower average assets under management. Negative other revenues in 2023 of CHF 104 million, mainly reflected a loss on the equity investment in SIX Swiss Exchange (SIX) of CHF 122 million. Other revenues in 2022 of CHF 127 million included gains on the sale of real estate of CHF 142 million, partially offset by a loss on the equity investment in SIX of CHF 17 million and a loss on the sale of businesses of CHF 4 million.
Provision for credit losses
The loan portfolio is comprised of Lombard lending, mortgages, ship finance, export finance, aviation and yacht finance and structured lending.
In 2023, we recorded a release of provision for credit losses of CHF 5 million compared to a release of CHF 29 million in 2022.

Total operating expenses
Compared to 2022, total operating expenses of CHF 6,269 million increased 39%, mainly driven by the goodwill impairment charge of CHF 1,294 million, higher general and administrative expenses and higher compensation and benefits. General and administrative expenses of CHF 2,134 million increased 24%, primarily reflecting higher IT expenses, mainly driven by impairments of internally developed software of CHF 594 million, and higher litigation expenses, primarily related to developments in a number of previously disclosed legal matters, partially offset by lower allocated corporate function costs and lower professional services. Compensation and benefits of CHF 2,629 million increased 6%, mainly driven by integration costs, acquisition-related compensation expenses and higher discretionary compensation expenses, reflecting lower deferral rates, partially offset by lower salary expenses, primarily reflecting a decrease in headcount, and by the cancellation of the prior-year CCA and forfeitures of deferred compensation expenses.
Reconciliation of adjustment items
	Wealth Management
in	2023	2022	2021
Adjusted results (CHF million)
Net revenues	3,058	4,904	5,549
Fair valuations	20	–	–
Real estate (gains)/losses	0	(142)	(19)
(Gains)/losses on business sales	4	4	24
Major litigation recovery	0	0	(49)
(Gain)/loss on equity investment in SIX Group AG	122	17	35
Adjusted net revenues	3,204	4,783	5,540
Provision for credit losses	(5)	(29)	(14)
Total operating expenses	6,269	4,506	4,050
Goodwill impairment	(1,294)	0	0
Restructuring expenses	(46)	(96)	(16)
Litigation provisions [1]	(324)	0	(71)
Impairments of internally developed software	(594)	–	–
Acquisition-related compensation expenses	(75)	–	–
Cancellation of contingent capital awards	91	–	–
Expenses related to real estate disposals	(5)	(3)	(6)
Integration costs	(507)	–	–
Other acquisition-related adjustments [2]	(1)	–	–
Adjusted total operating expenses	3,514	4,407	3,957
Income/(loss) before taxes	(3,206)	427	1,513
Adjusted income/(loss) before taxes	(305)	405	1,597
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.
1 Reflects major litigation provisions as previously disclosed and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.

2022 results
Income before taxes of CHF 427 million decreased 72%, primarily reflecting lower net revenues and higher total operating expenses, compared to income before taxes of CHF 1,513 million in 2021.
Net revenues
Compared to 2021, net revenues of CHF 4,904 million decreased 12%, driven by lower transaction- and performance-based revenues, lower recurring commissions and fees and lower net interest income, partially offset by higher other revenues. Transaction- and performance-based revenues of CHF 1,221 million decreased 22%, mainly reflecting lower brokerage fees and lower corporate advisory fees. Recurring commissions and fees of CHF 1,527 million decreased 14%, reflecting lower revenues across all categories and the impact of lower average assets under management. Net interest income of CHF 2,029 million decreased 8%, mainly reflecting lower loan margins on lower average loan volumes, higher funding costs, higher costs related to interest rate management and lower funding benefits, partially offset by higher deposit margins, despite lower average deposit volumes. These results reflected the impact of higher interest rates in 2022 and the significant deposit outflows in the fourth quarter of 2022. Other revenues in 2022 of CHF 127 million included gains on the sale of real estate of CHF 142 million, partially offset by a loss on the equity investment in SIX of CHF 17 million and a loss on the sale of businesses of CHF 4 million. Other revenues in 2021 of CHF 11 million included an insurance claim refund of CHF 49 million relating to a major litigation case pertaining to the settled external asset manager matter and a gain on the sale of real estate of CHF 19 million, partially offset by a loss on the equity investment in SIX of CHF 35 million and a loss on the sale of businesses of CHF 24 million.
Provision for credit losses
In 2022, we recorded a release of provision for credit losses of CHF 29 million compared to a release of CHF 14 million in 2021.
Total operating expenses
Compared to 2021, total operating expenses of CHF 4,506 million increased 11%, mainly driven by higher general and administrative expenses and restructuring expenses. General and administrative expenses of CHF 1,721 million increased 27%, primarily reflecting higher allocated corporate function costs and higher IT expenses, driven mainly by impairments of IT-related assets of CHF 183 million following a review of the Wealth Management technology and platform strategy in 2022, partially offset by lower litigation expenses. Compensation and benefits of CHF 2,488 million increased 2%, mainly reflecting higher salary expenses and higher deferred compensation expenses from prior-year awards, partially offset by lower discretionary compensation expenses.

Swiss Bank
Divisional results
	in / end of			% change
	2023	2022	2021	23 / 22	22 / 21
Statements of operations (CHF million)
Net interest income	1,961	2,217	2,346	(12)	(5)
Recurring commissions and fees	1,159	1,292	1,301	(10)	(1)
Transaction-based revenues	531	646	701	(18)	(8)
Other revenues	(136)	73	109	–	(33)
Net revenues	3,515	4,228	4,457	(17)	(5)
Provision for credit losses	375	90	4	317	–
Compensation and benefits	1,746	1,519	1,484	15	2
General and administrative expenses	1,076	880	840	22	5
Commission expenses	102	138	137	(26)	1
Restructuring expenses	36	22	11	64	100
Total other operating expenses	1,214	1,040	988	17	5
Total operating expenses	2,960	2,559	2,472	16	4
Income before taxes	180	1,579	1,981	(89)	(20)
Statement of operations metrics
Cost/income ratio (%)	84.2	60.5	55.5	–	–
Margins on assets under management (bp)
Gross margin [1]	67	76	77	–	–
Net margin [2]	3	28	34	–	–
Number of relationship managers
Number of relationship managers	1,460	1,670	1,630	(13)	2
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees from lending activities, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, corporate advisory fees, revenues from our Swiss investment banking business, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
2023 results
In 2023, we reported income before taxes of CHF 180 million, mainly impacted by lower net revenues as well as impairments of internally developed software of CHF 270 million, compared to CHF 1,579 million in 2022.
Net revenues
Compared to 2022, net revenues of CHF 3,515 million decreased 17%, reflecting lower revenues across all revenue categories. Net interest income of CHF 1,961 million decreased 12%, driven by lower loan margins on lower average loan volumes, a negative impact from other banking book positions as well as lower treasury revenues, partially offset by higher deposit margins on lower average deposit volumes. Lower treasury revenues in 2023 mainly reflected the absence of Swiss National Bank (SNB) threshold benefits following the SNB increase of interest rates and higher funding costs, partially offset by the positive impact of the write-down of additional tier 1 capital notes. Other revenues in 2023 included a loss on the equity investment in SIX of CHF 122 million, while 2022 included gains on the sale of real estate of CHF 148 million, partially offset by a loss on the equity investment in SIX of CHF 17 million. Transaction-based revenues of CHF 531 million decreased 18%, mainly reflecting lower client activity as well as lower revenues from our Swiss investment banking business. Recurring commissions and fees of CHF 1,159 million decreased 10%, reflecting lower revenues across major revenue categories.
Provision for credit losses
The loan portfolio is substantially comprised of residential mortgages in Switzerland, loans secured by real estate, securities and other financial collateral as well as unsecured loans to commercial clients and, to a lesser extent, consumer finance loans. In 2023, we recorded provision for credit losses of CHF 375 million compared to CHF 90 million in 2022. The provisions in 2023 included specific provisions of CHF 261 million reflecting several individual cases across various industries and non-specific provisions for credit losses of CHF 114 million.
Total operating expenses
Compared to 2022, total operating expenses of CHF 2,960 million increased 16%, mainly reflecting higher compensation and benefits as well as higher general and administrative expenses. Compensation and benefits of CHF 1,746 million increased 15%, mainly driven by integration costs, higher discretionary compensation expenses, reflecting lower deferral rates, and acquisition-related compensation expenses, partially offset by lower deferred compensation expenses due to the cancellation of the prior-year CCA. General and administrative expenses of CHF 1,076 million increased 22%, mainly due to the impairments of internally developed software.

Reconciliation of adjustment items
	Swiss Bank
in	2023	2022	2021
Results (CHF million)
Net revenues	3,515	4,228	4,457
Fair valuations	3	–	–
Real estate (gains)/losses	(3)	(148)	(213)
(Gain)/loss on equity investment in SIX Group AG	122	17	35
(Gain)/loss on equity investment in Pfandbriefbank	0	(6)	0
Adjusted net revenues	3,637	4,091	4,279
Provision for credit losses	375	90	4
Total operating expenses	2,960	2,559	2,472
Restructuring expenses	(36)	(22)	(11)
Litigation provisions [1]	(1)	0	0
Impairments of internally developed software	(270)	–	–
Acquisition-related compensation expenses	(42)	–	–
Cancellation of contingent capital awards	28	–	–
Expenses related to real estate disposals	0	0	(4)
Integration costs	(185)	–	–
Other acquisition-related adjustments [2]	6	–	–
Adjusted total operating expenses	2,460	2,537	2,457
Income before taxes	180	1,579	1,981
Adjusted income before taxes	802	1,464	1,818
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjustment items" in Credit Suisse for further information.
1 Reflects major litigation provisions as previously disclosed and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.
2022 results
In 2022, we reported income before taxes of CHF 1,579 million, mainly reflecting lower net revenues, higher total operating expenses and higher provision for credit losses, compared to CHF 1,981 million in 2021.
Net revenues
Compared to 2021, net revenues of CHF 4,228 million decreased 5%, mainly due to lower net interest income, lower transaction-based revenues and lower other revenues. Net interest income of CHF 2,217 million decreased 5%, primarily driven by lower treasury revenues, mainly reflecting lower SNB threshold benefits from the SNB increase of interest rates, and lower loan margins on stable average loan volumes, partially offset by higher deposit margins on lower average deposit volumes. Transaction-based revenues of CHF 646 million decreased 8%, primarily driven by lower revenues from our Swiss investment banking business, lower brokerage and product issuing fees as well as losses on equity investments in 2022, partially offset by higher fees from foreign exchange client business. 2021 included valuation gains on derivatives in connection with the transition from IBOR to alternative reference rates as well as a gain on the sale of an equity investment. Other revenues in 2022 included gains on the sale of real estate of CHF 148 million, partially offset by a loss on the equity investment in SIX of CHF 17 million. Other revenues in 2021 included gains on the sale of real estate of CHF 213 million, partially offset by a loss on the equity investment in SIX of CHF 35 million. Recurring commissions and fees of CHF 1,292 million were stable, with lower investment product management fees, lower security account and custody services fees as well as lower investment advisory fees, offset by higher fees from lending activities as well as higher revenues from our investment in Swisscard.
Provision for credit losses
In 2022, we recorded provision for credit losses of CHF 90 million compared to CHF 4 million in 2021. The provisions in 2022 included specific provisions reflecting several individual cases across various industries and specific provisions related to our consumer finance business.
Total operating expenses
Compared to 2021, total operating expenses of CHF 2,559 million increased 4%, mainly reflecting higher general and administrative expenses as well as higher compensation and benefits. General and administrative expenses of CHF 880 million increased 5%, primarily reflecting higher allocated risk, compliance and technology costs. Compensation and benefits of CHF 1,519 million increased 2%, reflecting higher deferred compensation expenses from prior-year awards and higher pension expenses, partially offset by lower discretionary compensation expenses and lower social security expenses.

Asset Management
Divisional results
	in / end of			% change
	2023	2022	2021	23 / 22	22 / 21
Statements of operations (CHF million)
Management fees	864	1,011	1,136	(15)	(11)
Performance and transaction revenues	108	24	184	350	(87)
Investment and partnership income	(313)	179	32	–	459
Net revenues	659	1,214	1,352	(46)	(10)
of which recurring commissions and fees	864	1,012	1,138	(15)	(11)
of which transaction- and performance-based revenues	142	190	315	(25)	(40)
of which other revenues	(348)	12	(101)	–	–
Provision for credit losses	0	2	0	(100)	–
Compensation and benefits	574	505	517	14	(2)
General and administrative expenses	383	391	346	(2)	13
Commission expenses	77	98	114	(21)	(14)
Goodwill impairment	1,051	0	0	–	–
Restructuring expenses	6	16	3	(63)	–
Total other operating expenses	1,517	505	463	200	9
Total operating expenses	2,091	1,010	980	107	3
Income/(loss) before taxes	(1,432)	202	372	–	(46)
Statement of operations metrics
Cost/income ratio (%)	–	83.2	72.5	–	–
Management fees include fees on assets under management and asset administration revenues. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Transaction fees relate to the acquisition and disposal of investments in the funds being managed. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

2023 results
In 2023, we reported a loss before taxes of CHF 1,432 million, mainly reflecting a goodwill impairment charge of CHF 1,051 million and measurement adjustments of equity investments and other financial assets of CHF 283 million, compared to income before taxes of CHF 202 million in 2022.
Net revenues
Compared to 2022, net revenues of CHF 659 million decreased 46%, reflecting decreased investment and partnership income and reduced management fees, partially offset by higher performance and transaction revenues. Investment and partnership income of negative CHF 313 million was mainly driven by measurement adjustments of equity investments and other financial assets. Management fees of CHF 864 million decreased 15%, reflecting lower average assets under management. Performance and transaction revenues of CHF 108 million increased, primarily due to investment-related gains in 2023 compared to losses in 2022.
Total operating expenses
Total operating expenses of CHF 2,091 million increased 107% compared to 2022, mainly due to the goodwill impairment charge of CHF 1,051 million. Compensation and benefits of CHF 574 million increased 14%, mainly due to integration costs and higher discretionary compensation expenses reflecting lower deferral rates, partially offset by the cancellation of the prior-year CCA. General and administrative expenses of CHF 383 million decreased 2%, mainly reflecting lower professional services fees, partially offset by impairments of internally developed software.

Reconciliation of adjustment items
	Asset Management
in	2023	2022	2021
Adjusted results (CHF million)
Net revenues	659	1,214	1,352
Fair valuations	283	–	–
Real estate (gains)/losses	0	(2)	0
Impairment on York Capital Management	3	10	113
Adjusted net revenues	945	1,222	1,465
Provision for credit losses	0	2	0
Total operating expenses	2,091	1,010	980
Goodwill impairment	(1,051)	0	0
Restructuring expenses	(6)	(16)	(3)
Litigation provisions [1]	(5)	0	0
Impairments of internally developed software	(55)	–	–
Acquisition-related compensation expenses	(7)	–	–
Cancellation of contingent capital awards	21	–	–
Expenses related to real estate disposals	0	0	(2)
Integration costs	(139)	–	–
Other acquisition-related adjustments [2]	(3)	–	–
Adjusted total operating expenses	846	994	975
Income/(loss) before taxes	(1,432)	202	372
Adjusted income before taxes	99	226	490
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
1 Reflects major litigation provisions as previously disclosed and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.
2022 results
In 2022, we reported income before taxes of CHF 202 million, mainly impacted by lower net revenues, compared to income before taxes of CHF 372 million in 2021.
Net revenues
Compared to 2021, net revenues of CHF 1,214 million decreased 10%, driven by lower performance and transaction revenues and declining management fees, partially offset by higher investment and partnership income. Performance and transaction revenues of CHF 24 million decreased 87%, primarily due to investment-related losses relative to gains in the previous year, lower placement fees and decreasing performance fees. Management fees of CHF 1,011 million decreased 11%, mainly reflecting lower average assets under management and increased investor bias toward passive products. Investment and partnership income of CHF 179 million increased significantly, mainly due to the impairment of CHF 113 million related to York Capital Management in 2021.
Total operating expenses
Total operating expenses of CHF 1,010 million increased 3% compared to 2021, mainly due to higher general and administrative expenses. General and administrative expenses of CHF 391 million increased 13%, mainly reflecting increased allocated corporate function costs. Compensation and benefits of CHF 505 million decreased 2%, primarily driven by lower salary expenses and discretionary compensation expenses, partially offset by higher deferred compensation from prior-year awards.

Non-core and Legacy (including Investment Bank)
Divisional results
	in / end of			% change
	2023	2022	2021	23 / 22	22 / 21
Statements of operations (CHF million)
Net revenues	(1,185)	4,635	11,347	–	(59)
Provision for credit losses	660	(45)	4,221	–	–
Compensation and benefits	3,839	4,287	4,414	(10)	(3)
General and administrative expenses	5,604	4,766	4,572	18	4
Commission expenses	249	577	691	(57)	(16)
Goodwill impairment	30	23	1,623	30	(99)
Restructuring expenses	288	350	75	(18)	367
Total other operating expenses	6,171	5,716	6,961	8	(18)
Total operating expenses	10,010	10,003	11,375	0	(12)
Income/(loss) before taxes	(11,855)	(5,323)	(4,249)	123	25
Non-core and Legacy (including Investment Bank) includes positions and businesses not aligned with UBS’s strategy and policies, including the assets and liabilities of the former Capital Release Unit and certain assets and liabilities of Wealth Management, Swiss Bank, Asset Management and the Corporate Center. This division also includes all assets and liabilities of the former Investment Bank division, including positions and businesses not aligned with UBS’s strategy and policies as well as, for reporting purposes, those positions and businesses that are being transitioned to the UBS Investment Bank.
Non-core and Legacy (including Investment Bank) includes assets, operating expenses and funding costs related to the following businesses not aligned with UBS’s strategy and policies: loans primarily related to the corporate bank and emerging markets, the residual securitized products businesses, the macro trading business including rates and foreign exchange, the legacy life finance business, the equities portfolio including the remaining prime services businesses, electronic trading, equity swaps, share backed-lending positions, and legacy structured renewables-linked positions. The portfolio additionally includes positions relating to legal matters arising from businesses transferred to it at the time of its formation.
2023 results
In 2023, the loss before taxes was CHF 11,855 million compared to a loss before taxes of CHF 5,323 million in 2022, mainly reflecting a significant decline in net revenues arising from businesses being wound down.
Net revenues
In 2023, we reported negative net revenues of CHF 1,185 million compared to net revenues of CHF 4,635 million in 2022. The movement in net revenues primarily included fair valuation adjustments of CHF 3,591 million reflecting changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans, mainly within our corporate loans, securitized products, rates and life finance portfolios. Net revenues included losses in our equities business, including our remaining prime services business, and in our residual securitized products business, including losses on the valuation of certain financing arrangements related to the Apollo transaction, partially offset by a gain from the Apollo transaction of CHF 726 million. The decrease also included a loss of revenues from businesses in the former Investment Bank, including an industry-wide decline in M&A activity.
Provision for credit losses
In 2023, we recorded provision for credit losses of CHF 660 million compared to a release of provision for credit losses of CHF 45 million in 2022. The provisions in 2023 included higher specific provisions relating to financing transactions from our legacy corporate loan and securitized products financing portfolios, mainly reflecting the impact of market deterioration in the second half of 2023 as well as changes of intent in connection with UBS’s plans for underlying positions and portfolios, which led to reclassifications to held-for-sale. The release of provisions in 2022 included an impact of CHF 155 million from an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
In 2023, total operating expenses were CHF 10,010 million were stable compared to 2022. General and administrative expenses of CHF 5,604 million increased 18%, mainly driven by integration costs of CHF 1,463 million, including costs relating to the termination of certain real estate leases, and impairments of internally developed software of CHF 910 million. Compensation and benefits of CHF 3,839 million decreased 10%, primarily reflecting lower salary expenses, including a headcount reduction in SPG and the exit of our prime services business, and the cancellation of prior-year CCAs.
2022 results
In 2022, the loss before taxes was CHF 5,323 million compared to a loss before taxes of CHF 4,249 million in 2021, primarily driven by a significant decrease in net revenues. 2021 included a significant provision for credit losses.

Reconciliation of adjustment items
	Non-core and Legacy (including Investment Bank)
in	2023	2022	2021
Adjusted results (CHF million)
Net revenues	(1,185)	4,635	11,347
Fair valuations	3,591	–	–
Real estate (gains)/losses	0	(58)	0
(Gains)/losses on business sales	(726)	0	0
Valuation adjustment related to major litigation	0	0	69
(Gain)/loss on InvestLab/Allfunds Group	0	586	(622)
Archegos	(1)	(17)	470
Write-down of intangible assets	38	–	–
Adjusted net revenues	1,717	5,146	11,264
Provision for credit losses	660	(45)	4,221
Archegos	2	155	(4,307)
Other acquisition-related adjustments	(218)	–	–
Adjusted provision for credit losses	444	110	(86)
Total operating expenses	10,010	10,003	11,375
Goodwill impairment	(30)	(23)	(1,623)
Restructuring expenses	(288)	(350)	(75)
Litigation provisions [1]	(1,160)	(1,300)	(1,150)
Impairments of internally developed software	(910)	–	–
Acquisition-related compensation expenses	(120)	–	–
Cancellation of contingent capital awards	279	–	–
Expenses related to real estate disposals	(32)	(21)	(44)
Expenses related to equity investment in Allfunds Group	0	(2)	(20)
Expenses related to Archegos	(27)	(40)	(26)
Integration costs	(1,463)	–	–
Other acquisition-related adjustments [2]	(14)	–	–
Adjusted total operating expenses	6,245	8,267	8,437
Loss before taxes	(11,855)	(5,323)	(4,249)
Adjusted income/(loss) before taxes	(4,972)	(3,231)	2,913
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
1 Reflects major litigation provisions as previously disclosed and all litigation expenses post-acquisition date.
2 Includes various acquisition-related items that are not reflected in any of the above categories.
Net revenues
Compared to 2021, net revenues of CHF 4,635 million decreased 59%, mainly driven by significantly lower capital markets revenues as well as losses in our equities business, including our derivatives business and remaining prime services business, and in our residual securitized products business. In 2022, net revenues included a loss of CHF 586 million related to the equity investment in Allfunds Group compared to a gain of CHF 622 million in 2021.
Provision for credit losses
In 2022, we recorded a release of provision for credit losses of CHF 45 million compared to a charge of CHF 4,221 million in 2021, which included a charge of CHF 4,307 million related to Archegos. The release of provisions in 2022 included an impact of CHF 155 million from an assessment of the future recoverability of receivables related to Archegos.
Total operating expenses
Total operating expenses of CHF 10,003 million decreased 12% compared to 2021, which included the goodwill impairment of CHF 1,623 million related to the former Investment Bank. Compensation and benefits of CHF 4,287 million decreased 3%, primarily driven by decreased discretionary compensation expenses and deferred compensation expenses from prior-year awards, including a downward adjustment on outstanding performance share awards and forfeitures relating to staff departures, partially offset by increased salary expenses. General and administrative expenses of CHF 4,766 million increased 4%, mainly in connection with legacy legal matters, including mortgage-related matters, allocated corporate functions costs and professional services fees.

Corporate Center
Corporate Center results
	in / end of			% change
	2023	2022	2021	23 / 22	22 / 21
Statements of operations (CHF million)
Treasury results	14,384	(190)	(174)	–	9
Other	202	129	165	57	(22)
Net revenues	14,586	(61)	(9)	–	–
Provision for credit losses	(1)	(1)	(6)	0	(83)
Compensation and benefits	228	14	100	–	(86)
General and administrative expenses	129	21	51	–	(59)
Commission expenses	107	0	66	–	(100)
Restructuring expenses	48	49	(2)	(2)	–
Total other operating expenses	284	70	115	306	(39)
Total operating expenses	512	84	215	–	(61)
Income/(loss) before taxes	14,075	(144)	(218)	–	(34)
Statement of operations metrics (%)
Cost/income ratio	3.5	–	–	–	–
Corporate Center includes operations related to Bank financing and certain other expenses and revenues that have not been allocated to the segments as well as noncontrolling interests without significant economic interest. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. It also includes the results of Credit Suisse Group AG until the acquisition date.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs. Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions and the cost of certain hedging transactions executed in connection with the Bank’s RWA.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments.
2023 results
In 2023, we reported income before taxes of CHF 14,075 million, mainly impacted by gains of CHF 15,007 million from the write-down of additional tier 1 capital notes as ordered by FINMA, compared to a loss before taxes of CHF 144 million in 2022.
Net revenues
In 2023, we reported net revenues of CHF 14,586 million compared to negative net revenues of CHF 61 million in 2022. Treasury results of CHF 14,384 million in 2023 primarily reflected gains from the write-down of additional tier 1 capital notes of CHF 15,007 million, partially offset by CHF 864 million of funding costs from the use of liquidity facilities from the SNB.
Total operating expenses
Total operating expenses of CHF 512 million increased CHF 428 million compared to 2022, primarily reflecting increases in compensation and benefits, general and administrative expenses, and commission expenses. Compensation and benefits of CHF 228 million increased CHF 214 million, mainly driven by higher deferred compensation expenses from prior-year awards, partially offset by the cancellation of the prior-year CCA. General and administrative expenses of CHF 129 million increased CHF 108 million, mainly reflecting the impact of corporate function allocations and of certain actions taken pursuant to our prior strategic announcement of October 2022. Commission expenses of CHF 107 million increased CHF 107 million, primarily reflecting the facility access fee in connection with the PLB facility from the SNB.

Reconciliation of adjustment items
	Corporate Center
in	2023	2022	2021
Adjusted results (CHF million)
Net revenues	14,586	(61)	(9)
Fair valuations	32	–	–
Write-down of additional tier 1 capital notes	(15,007)	–	–
Real estate (gains)/losses	0	(18)	0
(Gains)/losses on business sales	0	0	5
Adjusted net revenues	(389)	(79)	(4)
Provision for credit losses	(1)	(1)	(6)
Total operating expenses	512	84	215
Restructuring expenses	(48)	(49)	2
Impairments of internally developed software	(7)	–	–
Acquisition-related compensation expenses	4	–	–
Cancellation of contingent capital awards	(11)	–	–
Expenses related to Archegos	0	0	5
Integration costs	(40)	–	–
Other acquisition-related adjustments [1]	(1)	–	–
Adjusted total operating expenses	409	35	222
Income/(loss) before taxes	14,075	(144)	(218)
Adjusted income/(loss) before taxes	(797)	(113)	(220)
Adjusted results are non-GAAP financial measures. Refer to “Reconciliation of adjustment items” in Credit Suisse for further information.
1 Includes various acquisition-related items that are not reflected in any of the above categories.
2022 results
In 2022, we reported a loss before taxes of CHF 144 million, mainly reflecting lower total operating expenses and lower net revenues, compared to a loss before taxes of CHF 218 million in 2021.
Net revenues
In 2022, we reported negative net revenues of CHF 61 million compared to CHF 9 million in 2021. Negative treasury results of CHF 190 million in 2022 primarily reflected net losses of CHF 123 million from fair value option volatility on own debt and volatility arising from hedging of that debt, losses of CHF 54 million relating to fair-valued money market instruments and losses of CHF 42 million with respect to structured notes volatility.
Total operating expenses
Total operating expenses of CHF 84 million decreased 61% compared to 2021, primarily reflecting decreases in compensation and benefits, commission expenses and general and administrative expenses, partially offset by restructuring expenses. Compensation and benefits of CHF 14 million decreased 86%, mainly reflecting decreases in deferred compensation expenses from prior-year awards. General and administrative expenses of CHF 21 million decreased 59%, primarily reflecting the impact of corporate function allocations.

Assets under management
Assets under management and client assets
	end of			% change
	2023	2022	2021	23 / 22	22 / 21
Assets under management (CHF billion)
Wealth Management	453.5	540.5	742.6	(16.1)	(27.2)
Swiss Bank	523.0	525.8	597.9	(0.5)	(12.1)
Asset Management	372.7	402.4	476.8	(7.4)	(15.6)
Assets managed across businesses [1]	(171.4)	(175.1)	(203.3)	(2.1)	(13.9)
Adjustments [2]	(1.9)	(2.1)	(2.9)	(9.5)	(27.6)
Assets under management	1,175.9	1,291.5	1,611.1	(9.0)	(19.8)
of which discretionary assets	390.3	438.7	523.7	(11.0)	(16.2)
of which advisory assets	785.6	852.8	1,087.4	(7.9)	(21.6)
Client assets (CHF billion) [3]
Wealth Management	608.1	723.4	995.7	(15.9)	(27.3)
Swiss Bank	616.1	626.8	728.7	(1.7)	(14.0)
Asset Management	372.7	402.4	476.8	(7.4)	(15.6)
Assets managed across businesses	(171.4)	(175.1)	(203.3)	(2.1)	(13.9)
Adjustments [2]	(1.9)	(2.1)	(2.9)	(9.5)	(27.6)
Client assets	1,423.6	1,575.4	1,995.0	(9.6)	(21.0)
1 Represents assets managed by Asset Management for the other businesses.
2 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by the Bank.
3
Client assets is a broader measure than assets under management, as it includes transactional accounts and assets under custody (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Assets under management and net new assets are reported in accordance with Credit Suisse’s definitions and policies, which are different to those of UBS.
Assets under management
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets. Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by the Asset Management division for other businesses are reported in each applicable business and eliminated at the Bank level. Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets. Any such changes are not directly related to the Bank’s success in acquiring assets under management. Similarly, structural effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Bank reviews relevant policies regarding client assets on a regular basis.
> Refer to “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse for further information.

2023 results
In 2023, Credit Suisse experienced significant net outflows of assets under management.
> Refer to “Outflows in assets under management” in Credit Suisse – Other information for further information.
As of the end of 2023, assets under management of CHF 1,175.9 billion decreased CHF 115.6 billion compared to the end of 2022. The decrease was mainly driven by net asset outflows of CHF 106.6 billion, unfavorable foreign exchange-related movements and structural effects, mainly in Wealth Management, partially offset by favorable market movements.
In Wealth Management, assets under management of CHF 453.5 billion as of the end of 2023 were CHF 87.0 billion lower compared to the end of 2022, mainly driven by significant net asset outflows, unfavorable foreign exchange-related movements and structural effects, primarily due to the UBS integration, resulting in transfers to Non-core and Legacy (including Investment Bank) as we exit certain businesses and markets, partially offset by favorable market movements. Net asset outflows in 2023 of CHF 66.9 billion reflected net asset outflows of CHF 74.0 billion across all regions in the first half of the year, partially offset by net new assets in the second half of the year.
In Swiss Bank, assets under management of CHF 523.0 billion as of the end of 2023 were CHF 2.8 billion lower compared to the end of 2022, mainly driven by net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 19.2 billion mainly reflected outflows in the private clients business.
In Asset Management, assets under management of CHF 372.7 billion as of the end of 2023 were CHF 29.7 billion lower compared to the end of 2022, mainly reflecting net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 33.4 billion were driven by outflows from traditional investments and alternative investments.
2022 results
As of the end of 2022, assets under management of CHF 1,291.5 billion decreased CHF 319.6 billion compared to the end of 2021. The decrease was mainly driven by unfavorable market movements of CHF 165.9 billion, net asset outflows of CHF 122.5 billion and structural effects, mainly in Wealth Management.
In Wealth Management, assets under management of CHF 540.5 billion as of the end of 2022 were CHF 202.1 billion lower compared to the end of 2021, mainly driven by significant net asset outflows, unfavorable market movements and structural effects, including reclassifications of CHF 17.6 billion related to the sanctions imposed in connection with the Russia-Ukraine war. Net asset outflows of CHF 95.7 billion were driven by outflows across all regions, with significant outflows in the fourth quarter of 2022.
In Swiss Bank, assets under management of CHF 525.8 billion as of the end of 2022 were CHF 72.1 billion lower compared to the end of 2021, mainly driven by unfavorable market movements and net asset outflows. Net asset outflows of CHF 5.4 billion reflected outflows in the private clients business, partially offset by inflows in the institutional clients business.
In Asset Management, assets under management of CHF 402.4 billion as of the end of 2022 were CHF 74.4 billion lower compared to the end of 2021, mainly reflecting unfavorable market movements and net asset outflows. Net asset outflows of CHF 22.6 billion were driven by outflows from traditional investments and alternative investments.

Movements in assets under management
in	2023	2022		2021
Net new assets (CHF billion)
Wealth Management	(66.9)	(95.7)		10.5
Swiss Bank	(19.2)	(5.4)		5.9
Asset Management [1]	(33.4)	(22.6)		14.6
Assets managed across businesses [2]	12.6	0.5		(0.1)
Adjustments [3]	0.3	0.7		2.2
Net new assets/(net asset outflows)	(106.6)	(122.5)		33.1
Other effects (CHF billion)
Wealth Management	(20.1)	(106.4)		25.2
of which market movements	33.9	(80.7)		30.0
of which foreign exchange	(32.0)	0.5		6.7
of which other	(22.0)	(26.2)		(11.5)
Swiss Bank	16.4	(66.7)		41.0
of which market movements	25.4	(67.3)		39.3
of which foreign exchange	(6.5)	(0.6)		1.0
of which other	(2.5)	1.2		0.7
Asset Management	3.7	(51.8)		21.9
of which market movements	21.2	(45.8)		28.0
of which foreign exchange	(15.3)	(4.1)		4.4
of which other	(2.2)	(1.9)		(10.5)
Assets managed across businesses [2]	(8.9)	27.7		(16.9)
Adjustments [3]	(0.1)	0.1		(0.2)
Other effects	(9.0)	(197.1)		71.0
of which market movements	70.1	(165.9)		80.8
of which foreign exchange	(52.2)	(4.1)		11.8
of which other	(26.9)	(27.1)	[4]	(21.6)	[5]
Movement in assets under management (CHF billion)
Wealth Management	(87.0)	(202.1)		35.7
Swiss Bank	(2.8)	(72.1)		46.9
Asset Management [1]	(29.7)	(74.4)		36.5
Assets managed across businesses [2]	3.7	28.2		(17.0)
Adjustments [3]	0.2	0.8		2.0
Increase/(decrease) in assets under management	(115.6)	(319.6)		104.1
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Represents assets managed by Asset Management for the other businesses.
3 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by the Bank.
4 Included structural effects of CHF 17.6 billion related to the sanctions imposed in connection with the Russia-Ukraine war.
5
Included structural effects of CHF 11.2 billion related to the SCFF matter, of which CHF 7.9 billion related to the wind-down of our supply chain finance funds, reflected in Asset Management, and CHF 3.3 billion related to the reclassification to assets under custody for our clients’ assets that were impacted by the suspension and ongoing liquidation of these funds, reflected in our wealth management businesses. It also included structural effects reflecting the strategic decision to exit substantially all of our prime services businesses.

Critical accounting estimates
In order to prepare the consolidated financial statements in accordance with US GAAP, management is required to make certain accounting estimates to ascertain the value of assets and liabilities. These estimates are based upon judgment and the information available at the time, and actual results may differ materially from these estimates. Management believes that the estimates and assumptions used in the preparation of the consolidated financial statements are reasonable and consistently applied.
We believe that the critical accounting estimates discussed below involve the most complex judgments and assessments.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse for further information on significant accounting policies and new accounting pronouncements. For financial information relating to the Bank, refer to the corresponding notes in the consolidated financial statements of the Bank.
Fair value
A significant portion of our financial instruments is carried at fair value. The fair value of the majority of these financial instruments is based on quoted prices in active markets or observable inputs.
In addition, we hold financial instruments for which no prices are available and which have significant unobservable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related securities, private equity investments and certain loans and credit products, including leveraged finance, certain syndicated loans, certain high yield bonds and life finance instruments.
Control processes are applied to ensure that the fair values of the financial instruments reported in the consolidated financial statements, including those derived from pricing models, are appropriate and determined on a reasonable basis.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse for further information.
Variable interest entities
As a normal part of our business, we engage in various transactions, which include entities that are considered variable interest entities (VIEs). VIEs are special purpose entities that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that has the power to direct the activities that most significantly affect the economics of the VIE and has the right to receive benefits or the obligation to absorb losses of the entity that could be potentially significant to the VIE. We consolidate all VIEs for which we are the primary beneficiary. Application of the requirements for consolidation of VIEs may require the exercise of significant judgment.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 33 – Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse for further information on VIEs.
Contingencies and loss provisions
A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence or non-occurrence of future events.
Litigation contingencies
We are involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. We accrue loss contingency litigation provisions and take a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. We review our legal proceedings each quarter to determine the adequacy of our litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of our legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, our defenses and our experience in similar matters, as well as our assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings, as well as changes in our strategy for resolving the matter as a result of ongoing assessment. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceedings. We do not believe that we can estimate an aggregate range of reasonably possible losses for certain of our proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. Most matters pending against us seek damages of an indeterminate amount. While certain matters specify the damages claimed, the claimed amount may not represent our reasonably possible losses.
> Refer to “Note 38 – Litigation” in V – Consolidated financial statements – Credit Suisse for further information on legal proceedings.
Allowance and provision for credit losses
US GAAP requires the measurement of current expected credit losses (CECL) for financial assets held at amortized cost as of the reporting date over the remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions and reasonable and supportable forward-looking information, including macroeconomic scenarios. In connection with the acquisition by UBS, the Bank has aligned its macroeconomic scenarios, related macroeconomic factor forecasts and scenario weightings to those used by UBS. Expected credit losses are not solely derived from macroeconomic factors (MEFs) projections. Model overlays based on expert judgment are also applied, considering historical loss experience, industry, portfolio and counterparty reviews. Overlays are primarily impacting certain corporate and institutional loan portfolios. Certain overlays are also designed to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 18 – Financial instruments measured at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for further information.
Current expected credit loss
The determination of expected credit losses across all categories of financial assets held at amortized cost requires judgment, particularly with the estimation of the amount, timing of future cash flows and collateral. The Bank’s CECL calculations are outputs from complex statistical models and expert judgment overlays with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies.
For non-impaired credit exposures, the model parameters are based on internally and externally compiled data comprising both quantitative and qualitative factors and are tailored to various categories and exposures. The CECL measurement has three main inputs: probability of default (PD), loss given default (LGD) and exposure at default (EAD).
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for details on the most significant of these inputs, the probability of default input.
The estimation of these parameters include the expected macroeconomic environment, the contractual maturities of exposures, historical data considering portfolio-specific factors, differences in product structure, collateral types, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset.
There is significant judgment involved in the estimation and application of forward-looking information, including macroeconomic scenarios. The Bank’s estimation of expected credit losses is based on a discounted estimate that considers future macroeconomic scenarios that are probability-weighted according to the best estimate of their relative likelihood. This estimate is based on historical frequency, current trends and conditions, and MEFs.
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for details on macroeconomic factors and the reasonable and supportable forecast period for these macroeconomic factors.
The expected credit loss is sensitive to the changing of scenario weights. As presented in the table below, the expected credit loss would have been CHF 517 million instead of CHF 659 million if determined solely on the baseline scenario. The effects of weighting each of the three scenarios 100% are presented in the table below. There is a high degree of estimation uncertainty in numbers representing more extreme risk scenarios when assigned a 100% weighting. The reported expected credit loss amount of CHF 659 million includes certain portfolios which are not derived via the consideration of multiple weighted scenarios.
Scenario weight sensitivity
end of	Reported expected credit losses	100% baseline	100% mild debt crisis	100% stagflationary geopolitical crisis
2023 (CHF million)
Credit Suisse	659	517	670	1,008
Expected credit losses relate to non-impaired credit portfolios and include both on-balance sheet and off-balance sheet credit exposures.
Our expected credit loss models for non-impaired positions, which are based on supportable statistical information from past experiences regarding interdependencies of MEFs and their implications for credit risk portfolios, may not comprehensively reflect extraordinary events, such as a pandemic or a fundamental change in the world political order. Model output is reviewed quarterly on a model-by-model basis to determine whether the applied overlays are appropriate and necessary. Different overlay methodologies are adopted depending on the type of model but typically deploy either a scaling of PD outputs or, alternatively, an adjustment of the reserve to a more appropriate stressed level, taking into account forward-looking as well as historical information in all instances. These adjustments amounted to 13% of the Bank’s non-impaired expected credit losses as of December 31, 2023. On an individual divisional basis, the proportion of adjustments can range from as little as (2)% to as much as 19%. Post-model overlayed PDs are backtested quarterly against the trailing twelve-month default rate to confirm appropriateness. These overlays may be considered for removal when the underlying models have displayed a level of stability based on pre-established thresholds over a three-month period.

For credit-impaired financial assets, the expected credit losses are measured using the present value of estimated future cash flows (unless a practical expedient for collateral-dependent financial assets is applied), and the impaired credit exposures and related allowances are revalued to reflect the passage of time.
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis.
> Refer to “Risk Management” in III – Treasury, Risk, Balance sheet and Off-balance sheet and “Note 18 – Financial instruments measured at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for loan portfolio disclosures, valuation adjustment disclosures and certain other information relevant to the evaluation of credit risk and credit risk management.
Goodwill impairment
Under US GAAP, goodwill is not amortized, but is reviewed for potential impairment on an annual basis as of December 31 and at any other time when events or circumstances indicate that the carrying value of goodwill may not be recoverable.
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
The Bank’s reporting units under the new structure are defined as follows: Wealth Management, Swiss Bank, Asset Management and Non-core and Legacy (including Investment Bank).
The only reporting unit with any remaining goodwill balance as of December 31, 2023, was Swiss Bank. The Bank concluded that the estimated fair value of the reporting unit exceeded its related carrying value and no further impairment was necessary as of December 31, 2023.
Under US GAAP, a qualitative assessment is permitted to evaluate whether a reporting unit’s fair value is less than its carrying value. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is higher than its carrying value, no quantitative goodwill impairment test is required. If on the basis of the qualitative assessment it is more likely than not that the reporting unit’s fair value is lower than its carrying value, a quantitative goodwill impairment test must be performed to identify the existence and the amount of an impairment loss, if any. The qualitative assessment is intended to be a simplification of the annual impairment test and can be bypassed for any reporting unit and any period to proceed directly to performing the quantitative goodwill impairment test. When bypassing the qualitative assessment in any period, the preparation of a qualitative assessment can be resumed in any subsequent period. It is the Bank’s current practice to bypass the qualitative assessment.
In addition to the annual goodwill impairment test, interim assessments are performed by the Bank to identify possible triggering events – that is, the occurrence of events and changes in circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such triggering events include, but are not limited to: (i) macroeconomic conditions such as a deterioration in general economic conditions or other developments in equity and credit markets; (ii) industry and market considerations such as a deterioration in the environment in which the entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), and regulatory or political developments; (iii) other relevant entity-specific events such as changes in management, key personnel or strategy; (iv) a more-likely-than-not expectation of selling or disposing of all, or a portion, of a reporting unit; (v) results of testing for recoverability of a significant asset group within a reporting unit; (vi) recognition of a goodwill impairment in the financial statements of a subsidiary that is a component of a reporting unit; and (vii) a sustained decrease in share price (considered in both absolute terms and relative to peers).
In accordance with the current practice of the Bank, or if deemed necessary based on the Bank’s qualitative assessment, or upon identification of a triggering event, a quantitative impairment test is performed by calculating the fair value of the reporting unit and comparing that amount to its carrying value. If the fair value of a reporting unit exceeds its carrying value, there is no goodwill impairment. If the carrying value exceeds the fair value, there is a goodwill impairment. The goodwill impairment is calculated as the difference between the carrying value and the fair value of the reporting unit up to a maximum of the goodwill amount recorded in that reporting unit.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other CET1 capital relevant adjustments. The residual value between the total of these elements and the Bank’s shareholders’ equity is allocated to the carrying value of the reporting units on a pro-rata basis. As of December 31, 2023, this residual value was a credit of CHF 13,503 million.
> Refer to “Note 19 – Goodwill” in V – Consolidated financial statements – Credit Suisse for further information on goodwill.

Taxes
Uncertainty of income tax positions
We follow the income tax guidance under US GAAP, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain income tax positions.
Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Further judgment is required to determine the amount of benefit eligible for recognition in the consolidated financial statements.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse for further information on income tax positions.
Deferred tax valuation allowances
Deferred tax assets and liabilities are recognized for the estimated future tax effects of net operating loss (NOL) carry-forwards and temporary differences between the carrying values of existing assets and liabilities and their respective tax bases at the dates of the consolidated balance sheets.
The realization of deferred tax assets on temporary differences is dependent upon the generation of taxable income during the periods in which those temporary differences become deductible. The realization of deferred tax assets on NOLs is dependent upon the generation of taxable income during the periods prior to their expiration, if applicable. Management regularly evaluates whether deferred tax assets will be realized. If management considers it more likely than not that all or a portion of a deferred tax asset will not be realized, a corresponding valuation allowance is established. In evaluating whether deferred tax assets will be realized, management considers both positive and negative evidence, including projected future taxable income, the reversal of deferred tax liabilities, which can be scheduled, and tax planning strategies.
This evaluation requires significant management judgment, primarily with respect to projected taxable income. Future taxable income can never be predicted with certainty. It is derived from budgets and strategic business plans but is dependent on numerous factors, some of which are beyond management’s control. Substantial variance of actual results from estimated future taxable profits or changes in our estimate of future taxable profits and potential restructurings, could lead to changes in deferred tax assets being realizable or considered realizable, and would require a corresponding adjustment to the valuation allowance.
> Refer to “Note 27 – Tax” in V – Consolidated financial statements – Credit Suisse for further information on deferred tax assets.
Pension plans
The Bank covers pension requirements for its employees in international locations through participation in various pension plans, which are accounted for as defined benefit pension plans or defined contribution pension plans.
In 2023 and 2022, the weighted-average expected long-term rate of return used to calculate the expected return on plan assets as a component of the net periodic benefit costs for the international single-employer defined benefit pension plans was 4.35% and 2.01%, respectively. In 2023, if the expected long-term rate of return had been increased/decreased one percentage point, net pension expense would have decreased/increased CHF 31 million.
The discount rate used in determining the benefit obligation is based on high-quality corporate bond rates. The average discount rate for the projected benefit obligation (PBO) for the international plans decreased 0.06 percentage points, from 4.75% as of December 31, 2022, to 4.69% as of December 31, 2023. A one percentage point decline in the discount rate for the international single-employer plans as of December 31, 2023, would have resulted in an increase in PBO of CHF 239 million and an increase in pension expense of CHF 4 million, and a one percentage point increase in discount rates would have resulted in a decrease in PBO of CHF 194 million and a decrease in pension expense of CHF 3 million.
Actuarial gains and losses recognized in accumulated other comprehensive income/(loss) (AOCI) are amortized over the average remaining service period of active employees expected to receive benefits under the plan. For plans where there are very few active members, actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants. Prior service costs recognized in AOCI are amortized over the remaining service period of the employees affected by the plan amendment. The pre-tax expense associated with the amortization of recognized net actuarial gains and losses and prior service costs for the years ended December 31, 2023, 2022 and 2021 was income of CHF 3 million, and expense of CHF 10 million and CHF 15 million, respectively.
> Refer to “Note 30 – Pension and other post-retirement benefits” in V – Consolidated financial statements – Credit Suisse for further information.

III – Treasury, Risk, Balance sheet and Off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
We manage the structural risks of our balance sheet, including interest rate risk, structural foreign exchange risk and collateral risk, as well as liquidity and funding risk. This section provides information about liquidity and funding regulatory requirements, governance, management (including sources of liquidity and funding), contingency planning, and stress testing. The balances disclosed in this section represent year-end positions, unless indicated otherwise. Intra-period balances fluctuate in the ordinary course of business and may differ from year-end positions.
Following the legal close of the acquisition of Credit Suisse Group AG by UBS Group AG (UBS), Credit Suisse became part of the overall liquidity and funding management of UBS. Credit Suisse now leverages the market access of UBS and engages in secured and unsecured intercompany transactions to facilitate funding between entities. The underlying frameworks and models have been materially aligned to UBS and are subject to further alignment as the integration progresses.
Credit Suisse is reliant on funding from UBS, which has provided a letter of support that confirms its intent to keep Credit Suisse AG in good standing and in compliance with its regulatory capital, liquidity requirements as well as debt covenants and to fully support its operating, investing and financing activities through at least March 28, 2025, or a merger with UBS AG, if earlier.
Strategy, objectives and governance
Our management of liquidity and funding has the overall objective of protecting our business franchises and prudently managing our internal and regulatory liquidity and funding requirements. We measure liquidity and funding risk using internal and regulatory models and metrics. We define and implement internal stress testing across different time horizons, scenarios and currencies to ensure we have sufficient liquidity and funding, while remaining compliant with regulatory requirements, primarily expressed through the liquidity coverage ratio (LCR) and the net stable funding ratio (NSFR).
In September 2023, the Credit Suisse Executive Board approved the transfer of governance to the UBS Group Asset and Liability Committee of UBS Group AG (UBS Group ALCO). The function of the UBS Group ALCO is to support the UBS Group Executive Board (GEB) in its responsibility to manage the UBS Group’s assets and liabilities in line with the UBS Group strategy, regulatory commitments and interests of UBS Group’s shareholders and other stakeholders. Previously, funding, liquidity, capital and our foreign exchange exposures were managed centrally by Credit Suisse Treasury and oversight of these activities was provided by Credit Suisse governance bodies.
Liquidity and funding stress testing
Our liquidity and funding risk management aims to ensure that funding is available to meet all obligations in times of stress, whether caused by market or idiosyncratic events, as well as to monitor and manage potential currency mismatches.
We use the LCR, the NSFR and the internal liquidity metric barometer to monitor our liquidity and funding position. Our internal liquidity metric barometer is used to manage liquidity to internal limits and targets and as a basis to model both Credit Suisse idiosyncratic and market-wide stress scenarios and their impact on liquidity and funding. It supports the management of our funding structure and allows us to manage the time horizon over which the stressed market value of unencumbered assets (including cash) exceeds the aggregate value of contractual outflows of unsecured liabilities plus a conservative forecast of anticipated contingent commitments.
Funding management
Treasury is responsible for the development, execution and regular updating of our funding plan. It is part of the UBS Group plan and reflects the development of the balance sheet, future funding needs and maturity profiles, as well as the effects of changing regulatory requirements. Excluding liquidity facilities granted by the Swiss National Bank (SNB), we fund our balance sheet primarily through customer deposits, long-term debt, including structured notes, and shareholders’ equity. We also leverage the market access of UBS to engage in secured funding transactions. We monitor the funding sources, including their concentrations against certain limits, according to their counterparty, tenor, geography, and whether they are secured or unsecured.
Funds transfer pricing
Our funds transfer pricing is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies, in a way that incentivizes their efficient use of funding.
Public tender offers for debt securities
Credit Suisse announced on March 16, 2023 that it was making a cash tender offer in relation to ten US dollar denominated senior debt securities for an aggregate consideration of up to USD 2.5 billion. Concurrently, Credit Suisse also announced a separate cash tender offer in relation to four Euro denominated senior debt securities for an aggregate consideration of up to EUR 500 million. The offers expired on March 22, 2023, and pursuant to the tender offers, we repurchased USD 0.6 billion and EUR 2.0 billion of such debt securities.

Credit ratings
Credit ratings can affect the cost and availability of funding, especially from wholesale unsecured sources. Our credit ratings can also influence the performance of some of our businesses and the levels of client and counterparty confidence. Rating agencies take into account a range of factors when assessing creditworthiness and setting credit ratings. These include the company’s strategy, its business position and franchise value, stability and quality of earnings, capital adequacy, risk profile and management, liquidity management, diversification of funding sources, asset quality, and corporate governance. Credit ratings reflect the opinions of the rating agencies and can change at any time.
In March 2023, following the announcement of the planned acquisition of Credit Suisse Group by UBS, rating agencies took the following actions regarding Credit Suisse AG’s ratings: S&P Global Ratings (S&P) placed its Long- and Short-Term Issuer Credit Ratings on CreditWatch Positive from Stable, Fitch Ratings (Fitch) placed its long- and short-term Issuer Default Ratings (IDR) on Rating Watch Evolving from Negative, and Moody’s Investor Service (Moody’s) placed on review for upgrade all long- and short-term ratings, and revised the outlook from Negative to Ratings under review. Upon the completion of the acquisition in June 2023, Fitch upgraded Credit Suisse AG’s Long-Term ratings by one notch and changed the outlook to Stable, S&P upgraded the Long- and Short-Term Issuer Credit Ratings by one notch with the outlook revised to Developing, and Moody’s affirmed their senior unsecured debt ratings. In September 2023, S&P further upgraded the Long-Term Issuer Credit Rating of Credit Suisse AG by one notch, with the outlook revised to Stable.
Collateral requirements
Our internal liquidity barometer takes into consideration contingent events associated with a three-notch downgrade in our credit ratings. According to the specific downgrade risks considered in our internal liquidity barometer and LCR calculations, the maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 0.4 billion, CHF 0.5 billion and CHF 0.6 billion, respectively, as of the end of 2023. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Contingency Funding Plan
We maintain our Contingency Funding Plan, integrated in the UBS Group Contingency Funding Plan, as a preparation and action plan, aiming to ensure we maintain sufficient liquidity to meet payment obligations in a period of liquidity and funding stress. The plan specifies the processes, tools and responsibilities that we have available to effectively manage liquidity and funding through these periods.
Liquidity developments
The SNB granted Credit Suisse access to liquidity facilities, including Emergency Liquidity Assistance (ELA), Emergency Liquidity Assistance Plus (ELA+) and the Public Liquidity Backstop (PLB), which has provided liquidity support to Credit Suisse, a portion of which was supported by default guarantees provided by the Swiss government. The improved liquidity situation and the ability to transfer funding between the UBS and Credit Suisse entities have allowed Credit Suisse to continue to repay the various liquidity facilities. All loans under the PLB were fully repaid by Credit Suisse Group AG as of the end of May 2023 and Credit Suisse AG fully repaid the outstanding ELA+ loans on August 10, 2023. Following a comprehensive review with UBS of the funding situation, Credit Suisse voluntarily terminated the PLB agreement with the SNB and the Federal Department of Finance as of August 11, 2023. As of December 31, 2023, Credit Suisse (Schweiz) AG had a total of CHF 38 billion outstanding under the ELA facility, which is fully collateralized by Swiss mortgages. Following a comprehensive review with UBS of the funding situation, on March 22, 2024, Credit Suisse (Schweiz) AG repaid loans drawn under the ELA facility, reducing the amount of loans outstanding under the ELA from CHF 38 billion to CHF 19 billion as of that date.
Liquidity pool
As of December 31, 2023, our liquidity pool had an average high-quality liquid assets (HQLA) value of CHF 141.8 billion compared to CHF 118.4 billion as of the end of 2022 and consisted of CHF 93.7 billion of cash held at major central banks, primarily the SNB, the US Federal Reserve (Fed) and the European Central Bank (ECB), and CHF 48.1 billion market value of securities mainly consisting of US Treasuries, SNB-basket eligible bonds and EU sovereign bonds.
Liquidity Coverage Ratio
The LCR measures the short-term resilience of a bank’s liquidity profile by assessing whether sufficient HQLA are available to meet expected net cash outflows from a significant liquidity stress scenario, as defined by the relevant regulator.
Our HQLA measurement methodology excludes potentially eligible HQLA available for use by entities in certain jurisdictions that may not be readily accessible for use by the Bank as a whole. These HQLA eligible amounts may be restricted for reasons such as local regulatory requirements, including large exposure requirements, or other binding constraints that could limit the transferability to entities in other jurisdictions.

Basel Committee on Banking Supervision (BCBS) standards require an LCR of at least 100%. In a period of financial stress, the Swiss Financial Market Supervisory Authority (FINMA) may allow banks to use their HQLA and let their LCR temporarily fall below the minimum threshold. We monitor the LCR in all significant currencies in order to manage any currency mismatches between HQLA and the net expected cash outflows in times of stress.
Our three-month daily average LCR was 265% as of the end of 2023, an increase from 148% as of the end of 2022, remaining above the prudential requirement communicated by FINMA. The increase in the LCR compared to 2022 was due to CHF 22.7 billion higher average HQLA and a reduction of CHF 27.4 billion in average net cash outflows. The increase in average HQLA was mostly driven by higher cash balances held at central banks as well as an increase in securities held during the period. The decrease in net cash outflows was mainly driven by lower outflows from deposits and lower inflows from lending assets.
Liquidity coverage ratio
end of	2023	2022
Liquidity coverage ratio
High-quality liquid assets (CHF million) [1]	142,642	119,978
Net cash outflows (CHF million)	53,816	81,239
Liquidity coverage ratio (%)	265	148
Calculated using a three-month average, which is calculated on a daily basis and after the application of haircuts for high-quality liquid assets or inflow and outflow rates.
1 Consists of cash and eligible securities as prescribed by FINMA and reflects a post-cancellation view.
Too-big-to-fail liquidity requirements
The too-big-to-fail (TBTF) liquidity requirements communicated by FINMA in the third quarter of 2023 became effective on January 1, 2024. Credit Suisse and its affected legal entities are compliant with these requirements.
Net Stable Funding Ratio
The NSFR framework is intended to limit overreliance on short-term wholesale funding, to encourage a better assessment of funding risk across all on- and off-balance sheet items and to promote funding stability. The NSFR has two components: available stable funding (ASF), as numerator, and required stable funding (RSF), as denominator. ASF is the portion of capital and liabilities expected to be available over the period of one year. RSF is a measure of the stable funding requirement of assets based on their maturity, encumbrance and other characteristics, as well as the potential for contingent calls on funding liquidity from off-balance sheet exposures. BCBS NSFR regulatory framework requires a ratio of at least 100%.
As of December 31, 2023, our NSFR was at 135%, an increase from 118% as of December 31, 2022, remaining above the prudential requirement communicated by FINMA. ASF decreased by CHF 55.7 billion, mainly driven by a decrease in regulatory capital and lower customer deposits and debt issued. RSF decreased by CHF 76.2 billion, mainly due to lower lending assets, a decrease in trading portfolio assets and derivative balances.
Net stable funding ratio
end of	2023	2022
Net stable funding ratio
Available stable funding (CHF million)	287,062	342,800
Required stable funding (CHF million)	213,092	289,297
Net stable funding ratio (%)	135	118

Capital management
Following the legal close of the acquisition of Credit Suisse Group AG by UBS Group AG (UBS), Credit Suisse became part of UBS’s capital management framework. The disclosures in this section are provided for Credit Suisse AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel framework, as applicable to SRBs.
In connection with the Basel framework, certain regulatory disclosures for the Bank and certain of its subsidiaries are required. The Bank’s Pillar 3 disclosures, additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments and TLAC-eligible instruments that form part of the eligible capital base and total loss-absorbing capacity resources, leverage ratios and certain liquidity disclosures as well as regulatory disclosures for subsidiaries, can be found on UBS’s website.
> Refer to “www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures” for additional information.
Regulatory framework
The Basel III framework came into effect in Switzerland on January 1, 2013 and is embedded in the Swiss Capital Adequacy Ordinance (CAO). The CAO also includes the too-big-to-fail provisions applicable to Swiss SRBs.
Under the CAO, Swiss banks classified as SRBs operating internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form our TLAC. TLAC encompasses regulatory capital, such as common equity tier 1 (CET1), loss-absorbing additional tier 1 and tier 2 capital instruments, and liabilities that can be written down or converted into equity in case of resolution or for the purpose of restructuring measures. Under the CAO’s grandfathering provisions, additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date.
There are FINMA decrees that apply to Credit Suisse, as an SRB operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
> Refer to “www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures” for additional information.
Capital and leverage requirements for Credit Suisse
As of the end of 2023	Capital ratio	Leverage ratio
Capital components (%)
CET1 – minimum	4.5	1.5
Additional tier 1 – maximum	3.5	1.5
Minimum component	8.0	3.0
CET1 – minimum	5.5	2.0
Additional tier 1 – maximum	0.8	0.0
Buffer component	6.30	2.00
Going concern	14.30	5.00
of which base requirement	12.86	4.5
of which surcharge	1.44	0.5
Gone concern	10.725	3.75
of which base requirement	9.645	3.375
of which surcharge	1.08	0.375
Total loss-absorbing capacity	25.025	8.75
Does not include the FINMA Pillar 2 capital add-on of CHF 1.4 billion relating to the supply chain finance funds matter and the effects of the countercyclical buffers.
Going concern requirements
The going concern requirement for SRBs consists of (i) base requirements of 12.86% of RWA and 4.5% of leverage exposure; and (ii) add-ons for market share in the domestic lending and deposit business and for the size of the bank as measured by total exposures (surcharges), which reflect the bank’s systemic relevance. As of December 31, 2023, for Credit Suisse, the going concern add-on was 1.44% for the RWA ratio and 0.5% for the leverage ratio. For Credit Suisse, this translates into a going concern requirement before any countercyclical buffers of 14.3% of RWA and 5.0% of leverage exposure. The going concern requirement for Credit Suisse shall be met with minimum CET1 capital of 10.0% for the RWA ratio and 3.5% for the leverage ratio, with the remainder to be met with a maximum of 4.3% additional tier 1 capital for the RWA ratio and 1.5% for the leverage ratio. The additional tier 1 capital includes high-trigger capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. Additionally, the going concern requirement may include countercyclical capital buffers, which are applicable to all banks.
Gone concern requirements
In November 2022, the Swiss Federal Council adopted amendments to the Banking Act and the Banking Ordinance, which entered into force as of January 1, 2023. The amendments replaced the resolvability discount on the gone concern capital requirements for SRBs, including Credit Suisse, with reduced base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer requirements and Pillar 2 add-ons). In addition, as of July 2024, FINMA will have the authority to impose a surcharge of up to 25% of the total going concern capital requirements based on obstacles to an SRB’s resolvability identified in future resolvability assessments. The gone concern requirement does not include any countercyclical buffers. As of December 31, 2023, Credit Suisse was subject to a gone concern requirement of 10.725% of RWA and a 3.75% of leverage exposure.

Bail-in instruments must fulfill certain criteria in order to qualify under the gone concern requirement, including FINMA approval. In addition to bail-in instruments, the gone concern requirement may further be fulfilled with other capital instruments, including CET1, additional tier 1 capital instruments or tier 2 capital instruments.
Other requirements and disclosures
Banks, such as Credit Suisse, are required to hold additional CET1 capital amounting to 2.5% of RWA pertaining to mortgage loans that are directly or indirectly secured by residential real estate in Switzerland (Swiss sectoral countercyclical capital buffer). FINMA requirements include capital charges for mortgages that finance owner-occupied residential property in Switzerland (mortgage multiplier).
The Basel framework further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1. This requirement is imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
As of December 31, 2023, Credit Suisse’s requirements included a FINMA-imposed Pillar 2 capital add-on of CHF 1,445 million relating to the supply chain finance funds matter, as previously disclosed.
Capital metrics
Capital and risk-weighted assets
end of	2023	2022	% change
Capital (CHF million)
CET1 capital	38,187	40,987	(7)
Additional tier 1 high-trigger capital instruments	459	10,495	(96)
Grandfathered additional tier 1 low-trigger capital instruments	0	3,361	(100)
Additional tier 1 capital	459	13,856	(97)
Going concern capital	38,646	54,843	(30)
Gone concern capital	38,284	42,930	(11)
Total loss-absorbing capacity	76,930	97,773	(21)
Risk-weighted assets (CHF million)
Risk-weighted assets	181,690	249,953	(27)
Capital ratios (%)
CET1 ratio	21.0	16.4	–
Going concern capital ratio	21.3	21.9	–
Gone concern capital ratio	21.1	17.2	–
TLAC ratio	42.3	39.1	–
2023 CET1 movement
CET1 capital (CHF million)
Balance at beginning of period	40,987
Net income/(loss) attributable to shareholders	(4,041)
Foreign exchange impact [1]	(2,258)
Regulatory adjustment of goodwill and intangible assets, net of deferred tax liability	2,343
Net effect of share-based compensation	355
Other [2]	801
Balance at end of period	38,187
1 Includes US GAAP cumulative translation adjustments, including a reclassification adjustment of prior cumulative translation adjustments relating to Credit Suisse AG, Luxembourg branch.
2 Includes, among others, the regulatory adjustment of own credit on fair-valued financial liabilities and a regulatory adjustment of defined benefit pension plan assets.
Our total loss-absorbing capacity was CHF 76.9 billion as of the end of 2023 compared to CHF 97.8 billion as of the end of 2022.
Our going concern capital was CHF 38.6 billion as of the end of 2023 compared to CHF 54.8 billion as of the end of 2022. CET1 capital of CHF 38.2 billion as of the end of 2023 decreased 7% compared to CHF 41.0 billion as of the end of 2022. The decrease in the CET1 capital was mainly due to the net loss attributable to shareholders. The goodwill impairment, which impacted net income attributable to shareholders, was adjusted for regulatory capital purposes and did not have an impact on CET1 capital. Additional tier 1 capital of CHF 0.5 billion as of the end of 2023, decreased 97% compared to CHF 13.9 billion as of the end of 2022, mainly reflecting the write down of additional tier 1 capital notes.
Gone concern capital of CHF 38.3 billion as of the end of 2023, decreased 11% compared to CHF 42.9 billion as of the end of 2022, reflecting a negative foreign exchange impact and redemptions of bail-in instruments.
As of the end of 2023, our CET1 ratio was 21.0%, our going concern capital ratio was 21.3%, our gone concern capital ratio was 21.1% and our TLAC ratio was 42.3%.

Reconciliation of shareholders equity to CET1 capital
end of	2023	2022	% change
Eligible capital (CHF million)
Total shareholders' equity	37,655	47,871	(21)
Adjustments
Regulatory adjustments [1]	(161)	(483)	(67)
Goodwill [2]	(456)	(2,837)	(84)
Other intangible assets [2]	(17)	(47)	(64)
Deferred tax assets that rely on future profitability	(29)	(138)	(79)
Shortfall of provisions to expected losses	(22)	(121)	(82)
(Gains)/losses due to changes in own credit on fair-valued liabilities	1,031	(3,999)	–
Defined benefit pension assets [2]	(470)	(408)	15
Investments in own shares	(3)	(7)	(57)
Other adjustments [3]	659	1,156	(43)
Total adjustments	532	(6,884)	–
CET1 capital	38,187	40,987	(7)
1 Includes certain adjustments, including, until 2022, a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes reversals of cash flow hedge reserves.
Bank parent company
The Bank parent company’s CET1 ratio increased to 18.2% as of December 31, 2023 from 12.2% as of December 31, 2022, primarily reflecting significantly reduced RWA levels and net income, partially offset by net participation impairments.
The FINMA decree from 2017 specified that the investments in subsidiaries for capital adequacy purposes would be reviewed for impairment using the portfolio approach. The valuations of the Bank parent company’s participations in subsidiaries is reviewed for potential impairment on at least an annual basis as of December 31 and at any other time that events or circumstances indicate that the participations’ value may be impaired. During 2023, the deposit and assets under management outflows in the first quarter, the acquisition of Credit Suisse Group AG by UBS Group AG and the UBS announcement on August 31, 2023 providing an update on the strategy and integration of Credit Suisse were triggering events. Based on the reviews performed, which included the support of an independent valuation specialist, the Bank parent company recorded a net participation impairment for regulatory purposes of CHF 7.7 billion for 2023.
Risk-weighted assets
RWA decreased 27% to CHF 181.7 billion as of the end of 2023 from CHF 250.0 billion as of the end of 2022, mainly due to movements in risk levels across all risk types and a negative foreign exchange impact. The movements in risk levels are primarily seen in Non-core and Legacy (including Investment Bank), the Swiss Bank and Wealth Management. The significant decline in risk weighted assets were mainly driven by strategic de-risking efforts, mainly in Non-core and Legacy (including Investment Bank), as well as client attrition and lower trade volumes.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels, mainly attributable to a decrease in lending, equities, securitizations, secured financing and derivative businesses. These decreases were pre-dominantly in Non-core and Legacy (including Investment Bank), Wealth Management and the Swiss Bank. The decrease also reflected the impact of acquisition-related effects, including fair valuation adjustments relating to the acquisition of Credit Suisse Group AG by UBS.
Excluding the foreign exchange impact, the decrease in market risk was primarily driven by movements in risk levels mainly relating to strategic de-risking efforts, including the wind down of the securitized products business, within Non-core and Legacy (including Investment Bank).
Excluding the foreign exchange impact, the decrease in operational risk was mainly related to relief from FINMA associated with reductions in the securitized portfolio business, mainly in Non-core and Legacy (including Investment Bank).

Risk-weighted asset movement by risk type
2023	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	[1]	Corporate Center	Adjustments	[2]	Credit Suisse
Credit risk (CHF million)
Balance at beginning of period	25,892	61,768	6,155	62,719		4,903	(1,009)		160,428
Foreign exchange impact	(1,396)	(1,010)	(238)	(3,817)		(645)	(7)		(7,113)
Movements in risk levels	(8,151)	(7,751)	(1,486)	(21,751)		373	737		(38,029)
Model and parameter updates – internal [3]	773	1,051	0	399		(16)	0		2,207
Model and parameter updates – external [4]	381	162	0	(24)		0	0		519
Methodology and policy changes [5]	(350)	93	0	288		(35)	0		(4)
Balance at end of period	17,149	54,313	4,431	37,814		4,580	(279)		118,008
Market risk (CHF million)
Balance at beginning of period	311	97	48	12,402		2,167	0		15,025
Foreign exchange impact	(16)	(9)	(3)	(597)		(149)	0		(774)
Movements in risk levels	(182)	(12)	11	(7,556)		(852)	0		(8,591)
Model and parameter updates – internal [3]	7	(2)	(8)	(8)		1	0		(10)
Balance at end of period	120	74	48	4,241		1,167	0		5,650
Operational risk (CHF million)
Balance at beginning of period	11,879	7,311	2,002	49,930		3,378	0		74,500
Foreign exchange impact	(1,224)	(663)	(172)	(3,672)		(246)	0		(5,977)
Movements in risk levels	(37)	(668)	(218)	(8,946)		(661)	0		(10,530)
Model and parameter updates – internal [3]	1,930	736	115	(2,684)		(58)	0		39
Balance at end of period	12,548	6,716	1,727	34,628		2,413	0		58,032
Total (CHF million)
Balance at beginning of period	38,082	69,176	8,205	125,051		10,448	(1,009)		249,953
Foreign exchange impact	(2,636)	(1,682)	(413)	(8,086)		(1,040)	(7)		(13,864)
Movements in risk levels	(8,370)	(8,431)	(1,693)	(38,253)		(1,140)	737		(57,150)
Model and parameter updates – internal [3]	2,710	1,785	107	(2,293)		(73)	0		2,236
Model and parameter updates – external [4]	381	162	0	(24)		0	0		519
Methodology and policy changes [5]	(350)	93	0	288		(35)	0		(4)
Balance at end of period	29,817	61,103	6,206	76,683		8,160	(279)		181,690
The risk-weighted assets are presented in accordance with the Basel framework, as applied to Swiss SRBs. Balances at the beginning of the year reflect the segment structure as of December 31, 2023.
1 Non-core and Legacy (including Investment Bank).
2 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
3 Represents changes in portfolio size.
4 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
5 Represents movements arising from externally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.

Leverage metrics
Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. The leverage ratio measures tier 1 capital against the end-of-period exposure.
Leverage metrics
end of	2023	2022	% change
Capital and leverage exposure (CHF million)
CET1 capital	38,187	40,987	(7)
Going concern capital	38,646	54,843	(30)
Gone concern capital	38,284	42,930	(11)
Total loss-absorbing capacity	76,930	97,773	(21)
Leverage exposure	524,968	653,551	(20)
Leverage ratios (%)
CET1 leverage ratio	7.3	6.3	–
Going concern leverage ratio	7.4	8.4	–
Gone concern leverage ratio	7.3	6.6	–
TLAC leverage ratio	14.7	15.0	–
The leverage exposure of CHF 525.0 billion as of the end of 2023 decreased 20% compared to CHF 653.6 billion as of the end of 2022, mainly due to a decrease in Non-core and Legacy (including Investment Bank), primarily due to de-risking activities, and decreases in Wealth Management and the Swiss Bank, mainly reflecting lower business usage, partially offset by higher leverage exposure in the Corporate Center, mainly due to an increase in our centrally held balance of HQLA, including the SNB liquidity facility.
As of the end of 2023, our CET1 leverage ratio was 7.3%, our going concern leverage ratio was 7.4%, our gone concern leverage ratio was 7.3% and our TLAC leverage ratio was 14.7%.
Leverage exposure
end of	2023	2022
Leverage exposure (CHF million)
Wealth Management	95,787	132,042
Swiss Bank	203,284	220,433
Asset Management	1,779	2,217
Non-core and Legacy (including Investment Bank)	147,494	267,488
Corporate Center	75,718	28,371
Adjustments [1]	906	3,000
Leverage exposure	524,968	653,551
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by Credit Suisse.
Leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments, such as derivative financial instruments, securities financing transactions and off-balance sheet exposures.
> Refer to “Balance sheet and off-balance sheet” for further information on the movement in the Bank’s consolidated balance sheet.
Leverage exposure components
end of	2023	2022	% change
Leverage exposure (CHF million)
Total assets	452,507	530,039	(15)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(3,976)	(5,199)	(24)
Derivative financial instruments	22,449	44,611	(50)
Securities financing transactions	376	2,402	(84)
Off-balance sheet exposures	50,801	78,842	(36)
Other	2,811	2,856	(2)
Total adjustments	72,461	123,512	(41)
Leverage exposure	524,968	653,551	(20)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

Foreign exchange exposure
Foreign exchange risk associated with investments in branches, subsidiaries and affiliates is managed within defined parameters that create a balance between the interests of stability of capital adequacy ratios and the preservation of Swiss franc shareholders’ equity. Foreign exchange risk associated with the nonfunctional currency net assets of branches and subsidiaries is managed through a combination of forward-looking and concurrent backward-looking hedging activity, which is aimed at reducing the foreign exchange rate-induced volatility of reported earnings.
Dividend policy
The decision to pay a dividend and the amount of any dividend depend on a variety of factors, including our profits, cash flow generation and capital ratios.

Risk management
Key risk developments
We are closely monitoring the key risk and global economic developments as well as the potential effects on our operations and businesses, including through the reassessment of financial plans and the development of stress scenarios that take into account potential additional negative impacts.
> Refer to “Top and emerging risks” in Risk, capital, liquidity and funding, and balance sheet – Risk management and control included in the UBS Group Annual Report 2023 for further information.
Upon the legal close of the acquisition of Credit Suisse Group AG by UBS, UBS’s prudent risk management practices have been applied to material risks of Credit Suisse. Positions and businesses not aligned with the core strategy and policies have been ring-fenced within UBS’s Non-core and Legacy, with the aim of ensuring a timely and orderly wind-down. UBS’s transactional approval authorities were applied to Credit Suisse and a set of risk standards and escalation protocols were put in place to ensure the application of the UBS risk appetite to the combined organization. Our risk governance continued to operate along our three lines of defense and our organizational structure has been adapted, with the aim of facilitating robust oversight of the combined business throughout the integration. A significant portion of our risk policies has been reviewed and harmonized with UBS policies. We are continuing to focus on aligning our policies while moving towards a fully integrated risk framework which is expected to be achieved by the end of 2025.
Risk management oversight
Governance
The Bank’s risk governance framework is based on a “three lines of defense” governance model, where each line has a specific role with defined responsibilities and works in close collaboration to identify, assess and mitigate risks.
The first line of defense represents the business area or function that allows the risk to enter the Bank from clients, employees or other third parties or events and is responsible for identifying, measuring, managing and reporting risks on a front-to-back basis in line with the Board’s risk appetite. The first line of defense is fully accountable for managing risks inherent in its activities.
The second line of defense consists of independent risk management, compliance and control functions which are responsible for establishing risk management framework and associated control standards, and providing independent challenge to the activities, processes and controls carried out by the first line of defense. In this context, the Risk function (Risk), for example, is responsible for articulating and designing the risk appetite framework across the Bank. The second line of defense can perform and complement the responsibility of identification, measurement, management and reporting of risks, while the first line of defense retains the overall accountability for risk management related to its activities. Independent risk management in the second line of defense is not limited to the Risk and Compliance functions.
The third line of defense is the Internal Audit function, which monitors the effectiveness of controls across various functions and operations, including risk management, compliance and governance practices.
The Bank’s operations are regulated by authorities in each of the jurisdictions in which we conduct business. Central banks and other bank regulators, financial services agencies, securities agencies and exchanges and self-regulatory organizations are among the regulatory authorities that oversee our businesses. FINMA is our primary regulator.
> Refer to “Regulation and supervision” in I – Information on the company for further information.
Board of Directors
The Board of Directors (Board) is responsible for our overall strategic direction, supervision and control, and for defining our overall tolerance for risk. In particular, the Board approves the risk management framework and sets overall risk appetite for the Bank in consultation with its Risk Committee (Risk Committee), among other responsibilities and authorities defined in the Organizational Guidelines and Regulations (OGR).
The Board has three standing committees: the Governance, Nominations and Compensation Committee, the Audit Committee and the Risk Committee. These committees assist the Board in fulfilling its oversight responsibilities, including risk management. During 2023, the Compensation Committee was combined with the Governance and Nominations Committee, while the Conduct and Financial Crime Control Committee (CFCCC), the Digital Transformation and Technology Committee and the Sustainability Advisory Committee were retired. The Risk Committee assumed the majority of the responsibilities and authorities of the former CFCCC.
> Refer to “Board of Directors” in IV – Corporate Governance for further information.
Executive Board
The Executive Board is responsible for establishing our strategic business plans, subject to approval by the Board, and implementing such plans. It further reviews and coordinates significant initiatives and approves Bank-wide policies. The Chief Risk Officer of the Bank (CRO) and the Chief Compliance Officer of the Bank (CCO) represent the Risk and Compliance functions, respectively, and provide regular information and reports to the Executive Board and the Board.
The Executive Board currently has two standing committees: the Executive Board Risk Management Committee (ExB RMC) and Valuation Risk Management Committee. During 2023, the responsibilities of the previously disclosed Capital Allocation and Liability Management Committee were partly integrated into the ExB RMC and otherwise absorbed into the responsibilities of the UBS Group Asset and Liability Committee. The responsibilities of the Credit Suisse AG Parent Capital Allocation, Liability and Risk Management Committee

were integrated into the ExB RMC and the Credit Suisse Conduct Board was retired.
> Refer to “Executive Board” in IV – Corporate Governance for further information.
Risk appetite framework
We maintain a comprehensive Bank-wide risk appetite framework, which is governed by a global policy and provides a robust foundation for risk appetite setting and management across the Bank. A key element of the framework is a detailed statement of the Board-approved risk appetite which is aligned to our financial and capital plans. The framework also encompasses the processes and systems for assessing the appropriate level of risk appetite required to constrain our overall risk profile.
The Bank risk appetite framework is governed by an overarching global policy that encompasses the suite of specific policies, processes and systems with which the risk constraints are calibrated and the risk profile is managed. Strategic risk objectives (SROs) are effectively embedded across our organization at the Bank, business division and legal entity level through a suite of different types of risk measures (quantitative and qualitative) as part of our efforts to ensure we operate within the thresholds defined by the Board. The SROs are regularly assessed as part of our continuing enhancements to our risk management processes. In January 2024, the Board approved a set of SROs to support the Bank’s strategic objectives which consists of:
■ ensuring sound management of funding and liquidity in normal and stressed conditions;
■ maintaining capital adequacy under both normal and stressed conditions;
■ maintaining the integrity of our business and operations;
■ controlling concentrations within position risk or revenues which may pose a material risk to the Bank; and
■ managing environmental, social and governance risks as well as impacts related to the provision of financial services in line with our sustainability principles and commitments.
Bank-wide risk appetite is reviewed in conjunction with the financial and capital planning process at least annually in alignment with Board-driven strategic risk objectives and risk appetite. Scenario-based stress testing of financial and capital plans is an essential element in the risk appetite calibration process, through which our strategic risk objectives, financial resources and business plans are aligned. The capital plans are also analyzed using our economic capital coverage ratio, which provides a further means of assessing risk plans with respect to available capital resources. The Bank-wide risk appetite is approved through a number of internal governance forums, including the ExB RMC, the Risk Committee and, subsequently, by the Board. Ad hoc risk appetite reviews may be triggered by material market events, material loss events, material revisions to the financial and capital plans, the internal capital adequacy assessment process (ICAAP) results as well as following breaches of Board-level risk constraints.
The risk appetite statement is the document, approved by the Board, describing our Bank-wide risk appetite. Legal entity risk appetites are set by the local legal entity board of directors within the limits established by the Bank.

Risk constraints
A core aspect of our risk appetite framework is a sound system of integrated risk constraints. These allow us to maintain our risk profile within our overall risk appetite and encourage meaningful discussion between the relevant businesses, Risk functions and members of senior management around the evolution of our risk profile and risk appetite. Considerations include changing external factors (such as market developments, geopolitical conditions and client demand) as well as internal factors (such as financial resources, business needs and strategic views). Our risk appetite framework utilizes a suite of different types of risk constraints to reflect the aggregate risk appetite of the Bank and to further cascade risk appetite across our organization, including among business divisions and legal entities. The risk constraints restrict our maximum balance sheet and off-balance sheet exposure, given the market environment, business strategy and financial resources available to absorb losses. Different levels of seniority are mapped to each type of risk constraint, which require specific permanent or temporary modification, enforcement and breach response protocols. Risk constraints are monitored on a regular basis as part of our efforts to ensure they continue to fulfill their purposes.
We define the following types of risk constraints:
■ Qualitative constraint statements are required for all qualitative constraints. Qualitative constraint statements need to be specific and to clearly define the respective risk to ensure that the risk profile for unquantifiable or subjective risks is readily assessable.
■ Limits are specific threshold levels for a given risk metric. Limits are hard or binding thresholds that require discussion to avoid a breach and trigger immediate remediating action if a breach occurs.
■ Flags are early warning indicators of potentially high utilizations of the Bank’s actual risk profile compared to its approved risk appetite, which serve primarily as a soft threshold intended to steer risk exposures. Flags can be set to calibrate or test future limits.
■ Tolerances are designed as management constraints for non-financial risk and model risk management to initiate discussion. Breach of a tolerance level triggers review by the relevant constraint authority.
We have established a constraint structure which manages the Bank’s risk profile using multiple metrics, including value-at-risk (VaR), scenario analysis, economic risk capital and various exposure limits at the Bank level. The overall risk limits for the Bank are set by the Board in consultation with its Risk Committee and are binding. Dedicated constraints are also in place to cover the specific risk profiles of individual businesses and legal entities.
A comprehensive risk appetite constraint framework is in place which defines roles and responsibilities, including risk constraint setting and escalation authorities. Risk limit breaches that are not remediated within strictly defined remediation timelines across all risk limits must be escalated to the CRO and the corresponding divisional Executive Board member.
In the first quarter of 2023, in connection with the significant deposit and net asset outflows previously disclosed, we partially utilized liquidity buffers at the Bank and legal entity level and fell below certain legal entity-level regulatory requirements; however, the core requirements of the LCR at the Bank level were maintained at all times. In connection with this, we also observed breaches of certain internal liquidity constraints, including Board level constraints.
Risk coverage and management
We use a wide range of risk management practices to address the variety of risks that arise from our business activities. Policies, processes, standards, risk assessment and measurement methodologies, risk appetite constraints, and risk monitoring and reporting are key components of our risk management practices. Our risk management practices complement each other in our analysis of potential loss, support the identification of interdependencies and interactions of risks across the organization and provide a comprehensive view of our exposures. We regularly review and update our risk management practices to promote consistency with our business activities and relevance to our business and financial strategies. Our main risk types include the following:
■ Capital risk
■ Credit risk
■ Market risk
■ Funding liquidity risk
■ Non-financial risk
■ Model risk
■ Reputational risk
■ Sustainability and climate risk
■ Business risk
■ Pension risk
Funding liquidity risk is the risk that the Bank, although solvent, either does not have sufficient financial resources to enable it to meet its obligations as they fall due, or can secure such resources only at excessive cost. Management of funding liquidity risk is described in the “Liquidity and funding management” section of this report.
> Refer to “Liquidity and funding management” for further information on funding liquidity risk.
Capital risk
Capital risk is the risk that we do not have adequate capital to support our activities and maintain the minimum capital requirements. Capital risk results from the Bank’s risk exposures and available capital resources and needs to consider regulatory requirements and accounting standards.
We maintain a robust and comprehensive framework for assessing capital adequacy, defining internal capital targets and ensuring that these capital targets are consistent with our overall risk profile and the current operating environment.
The stress testing framework and economic risk capital are tools used by the Bank to evaluate and manage capital risk. Our capital management framework is designed to ensure that we meet all regulatory capital requirements for the Bank and its regulated subsidiaries.
> Refer to “Regulatory framework” in Capital management for further information on regulatory capital requirements.
Stress testing framework
Stress testing (or scenario analysis) represents a risk management approach thatformulates hypothetical questions, including what would happen to our portfolio if, for example, historic or adverse forward-looking events were to occur.
Stress testing is a fundamental element of our Bank-wide risk appetite framework included in overall risk management to ensure that our financial position and risk profile provide sufficient resilience to withstand the impact of severe economic conditions. Stress testing results are monitored against limits and are used in risk appetite discussions and strategic business planning, and to support our ICAAP. Within the risk appetite framework, the Board sets Bank-wide and divisional stressed loss limits to correspond to minimum post-stress capital ratios. We also conduct externally defined stress tests that meet the specific requirements of regulators.
Economic risk capital
Economic risk capital measures risks in terms of economic circumstances rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year. This framework allows us to assess, monitor and manage capital adequacy and solvency risk under different scenario severities.
Credit risk
Credit risk is the risk of financial loss arising as a result of a borrower or counterparty failing to meet its financial obligations or as a result of deterioration in the credit quality of the borrower or counterparty.
Credit risk can arise from the execution of our business strategy in the divisions and includes risk positions such as exposures directly held in the form of lending products (including loans, money market deposits and credit guarantees) or traded products (derivatives, securities financing), shorter-term exposures such as underwriting commitments pending distribution, and settlement risk related to the exchange of cash or securities outside of typical delivery versus payment structures.
In Wealth Management, our primary sources of credit risk include lending against financial collateral and real assets such as real estate, ships, yachts and aircraft as well as corporate lending, including export finance. In Non-core and Legacy (including Investment Bank), credit risks include lending and lending commitments, including underwriting commitments, to corporate clients, as well as markets and trading activities such as securities financing and derivatives products with global institutional clients, including banks, insurance companies, asset managers and hedge funds. In the Swiss Bank, our credit risk portfolio includes real estate financing, lending to corporate clients, lending against financial collateral and retail and consumer lending. Additionally, credit risk arises within Corporate Center from money market exposure through balance sheet management and credit exposure with central counterparties.
We use a credit risk management framework which provides for the consistent evaluation, measurement and management of credit risk across the Bank. Assessments of credit risk exposures for internal risk estimates and RWA are calculated based on PD, LGD and EAD models. The credit risk framework incorporates the following core elements:
■ counterparty and transaction assessments: application of internal credit ratings (PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ credit limits: establishment of credit limits, including limits based on notional exposure, potential future exposure and stress exposure, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ risk mitigation: active management of credit exposures through the use of cash sales, participations, collateral, guarantees, single name and portfolio insurance or hedging instruments.
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, we perform counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. We assess the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. Our scenario suite includes historical scenarios as well as forward-looking scenarios.
Counterparty and transaction assessments
Credit officers evaluate and assess counterparties and clients to whom the Bank has credit exposures. For the majority of counterparties and clients, this is supported by internally developed statistical rating models to determine internal credit ratings which are intended to reflect the PD of each counterparty.
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs such as peer analyses, industry comparisons, external ratings and research as well as the judgment of expert credit officers.
> Refer to “Note 18 – Financial instruments held at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for further information on counterparty transaction assessments.

Credit limits
Our credit exposures are managed at the counterparty and ultimate parent level in accordance with credit limits which apply in relation to notional exposure, potential future exposure and stress exposure where appropriate. Credit limits are established to constrain the lending business where exposure is typically related to committed loan amounts, and similarly in relation to the trading business where exposure is typically subject to model-based estimation of future exposure amounts. Credit limits to counterparties and groups of connected companies are subject to formal approval under delegated authority, and where significant in terms of size or risk profile, are subject to further escalation to a higher authority such as the CRO. In addition to credit limits based on current or potential credit exposure, divisions may also apply additional limits to constrain risk based on other risk metrics including stress scenario results.
In addition to counterparty and ultimate parent exposures, credit limits and flags are also applied at the portfolio level to monitor and manage risk concentrations, such as to specific industries, countries or products. In addition, credit risk concentration is regularly supervised by credit and risk management committees. Breaches of credit limits and other risk constraints, including stress scenario impacts, are monitored on a regular basis with formal escalation procedures in place. Limit breaches require escalation to the relevant limit setting authority.
Credit monitoring, impairments and provisions
A credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients, and includes regular asset and collateral quality reviews, business and financial statement analysis, and relevant economic and industry studies. The Risk function maintains regularly updated watchlists to review and re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
In the event that a deterioration in creditworthiness is likely to result in a default, credit exposures are transferred to the relevant recovery management function within the Risk function. The determination of any allowance for credit losses in relation to such exposures is based on an assessment of the exposure profile and expectations for recovery. The recoverability of loans in recovery management is regularly reviewed. The frequency of the review depends on the individual risk profile of the respective positions.
We have an impairment process for loans valued at amortized cost that are specifically classified as potential problem loans, non-performing loans or non-interest-earning loans. The Bank maintains specific allowances for credit losses, which we consider to be a reasonable estimate of losses identified in the existing credit portfolio, and provides for credit losses based on a regular and detailed analysis of all counterparties, taking collateral value into consideration, where applicable. If uncertainty exists as to the repayment of either principal or interest, a specific allowance for credit losses is either created or adjusted accordingly. The specific allowance for credit losses is revalued regularly by the recovery management function depending on the risk profile of the borrower or credit-relevant events. We regularly review the appropriateness of allowances for credit losses.
> Refer to “Note 18 – Financial instruments held at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for further information on current expected credit losses (CECL) under the CECL accounting guidance.
Risk mitigation
Drawn and undrawn credit exposures are managed by taking financial and non-financial collateral supported by enforceable legal documentation, as well as by utilizing credit hedging techniques. Financial collateral in the form of cash, marketable securities (e.g., equities, bonds or funds) and guarantees serves to mitigate the inherent risk of credit loss and to improve recoveries in the event of a default. Financial collateral received in the form of securities is subject to controls on eligibility and is supported by frequent market valuation depending on the asset class and is monitored to determine whether any margin calls are required to ensure exposures remain adequately collateralized. Depending on the quality of the collateral, appropriate haircuts are applied for risk management purposes. Collateral monitoring, management and margining are applied to credit exposures resulting from both on balance sheet financing of securities and synthetic financing of positions for clients through derivative contracts.
Non-financial collateral such as residential and commercial real estate, tangible assets (e.g., ships, yachts and aircraft), inventories and commodities are valued at the time of credit approval and periodically thereafter depending on the type of credit exposure and collateral coverage ratio.
In addition to collateral, we also utilize credit hedging in the form of protection provided by single-name and index credit default swaps as well as structured hedging and insurance products referencing a portfolio of credit risks. Credit hedging is used to mitigate risks arising from the loan portfolio, loan underwriting exposures and counterparty credit risk. Hedging is intended to reduce the risk of loss from specific counterparty defaults or broader downturn in markets that impact the overall credit risk portfolio. Credit hedging contracts are typically bilateral or centrally cleared derivative transactions and are subject to collateralized trading arrangements. Hedging risk mitigation is evaluated so that basis or tenor risk can be appropriately identified and managed.
In addition to collateral and hedging strategies, we also actively manage our loan portfolio and may sell or sub-participate positions in the loan portfolio as a further form of risk mitigation.
Country risk
As part of our overall risk management process, we manage our credit risk exposures to countries under a comprehensive country risk framework. Under the country risk framework, individual potential exposure flags are set on an individual country basis, and exposures are managed on an ongoing basis by a dedicated country risk team.

Market risk
Market risk is the risk of financial loss arising from movements in market risk factors. The movements in market risk factors that generate financial losses are considered to be adverse changes in interest rates, credit spreads, foreign exchange rates, equity and commodity prices and other factors, such as market volatility and the correlation of market prices across asset classes. A typical transaction or position in financial instruments may be exposed to a number of different market risk factors. Market risks arise from both our trading and non-trading activities.
Traded market risk
Market risks arise primarily in Non-core and Legacy (including Investment Bank), mainly from our trading activities in positions and businesses where we have the aim of ensuring a timely and orderly wind-down of positions which are not aligned with the core strategy and policies of UBS, as well as traded market risk from positions that await strategic migration to the UBS Investment Bank.
The market risks associated with the portfolio, including the embedded derivative elements of our structured products, are actively monitored and managed as part of our overall risk management framework and are reflected in our VaR measures.
Evaluation and management of traded market risk
We use market risk measurement and management methods capable of calculating comparable exposures across our many activities and employ focused tools that can model specific characteristics of certain instruments or portfolios. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. Our principal market risk measures for traded market risk are VaR, scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis. These measures complement each other in our market risk assessment and are used to measure traded market risk at the Bank level. In addition, a counterparty market risk function is designed to support the management of counterparty risk, leveraging product-related market risk knowledge to complement the credit risk approach. Our risk management practices are regularly reviewed to ensure they remain appropriate and fit for purpose.
Value-at-risk
VaR is a risk measure that quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected not to be exceeded at a certain confidence level. Positions are aggregated by risk factors rather than by product. For example, interest rate risk VaR captures potential losses driven by fluctuations of interest rates affecting a wide variety of interest rate products (such as interest rate swaps and swaptions) as well as other products (such as foreign exchange derivatives and equity derivatives) for which interest rate risk is not the primary market risk driver. The use of VaR allows the comparison of risk across different businesses. It also provides a means of aggregating and netting a variety of positions within a portfolio to reflect historical correlations between different assets, allowing for a portfolio diversification benefit. Our VaR model is designed to take into account a comprehensive set of risk factors across all asset classes, and includes certain foreign exchange risk and commodity risk within the banking book.
VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
Our VaR model is based on historical data moves that derive plausible future trading losses. The model is responsive to changes in market conditions through the use of exponential weighting that applies a greater weight to more recent events, and the use of expected shortfall measures to ensure extreme adverse events are considered in the model. We use the same VaR model for risk management (including limit monitoring and financial reporting), regulatory capital calculation and regulatory backtesting purposes, although confidence level, holding period, historical look-back period and the scope of financial instruments considered can be different.
Our risk management VaR uses a rolling two-year historical dataset, a one-day holding period and a 98% confidence level. This means that we would expect daily mark-to-market trading losses to exceed the reported VaR not more than twice on average in 100 trading days over a multi-year observation period. The 98% confidence level VaR is calculated using an equivalent expected shortfall approach. The expected shortfall metric represents the average of the estimated worst losses beyond the confidence level. Risk management VaR is closely aligned to the model we use to measure regulatory VaR for capital purposes. Compared to regulatory VaR, however, it has a wider scope that includes trading book securitizations and banking book positions held at fair value. The scope of our risk management VaR is periodically reviewed to ensure it remains aligned with the internal risk framework and control processes.
For regulatory capital purposes, we operate under the Basel market risk framework which includes the following components for the calculation of regulatory capital: regulatory VaR, stressed VaR, incremental risk charge (IRC), risk not in VaR (RNIV), stressed RNIV and a regulatory-prescribed standardized approach for securitizations. The regulatory VaR for capital purposes uses a two-year historical dataset, a ten-day holding period and a 99% confidence level calculated using an expected shortfall approach. This measure is designed to capture risks in the trading book and foreign exchange and commodity risks in the banking book and excludes securitization positions, as these are treated under the securitization approach for regulatory purposes. Stressed VaR replicates the regulatory VaR calculation on the Bank’s current portfolio over a continuous one-year observation period that reflects a period of significant financial stress for the Bank, selected from a longer historical dataset spanning from 2006 to the present. The historical dataset allows for the capturing of a longer history of potential loss events and helps reduce the pro-cyclicality of the minimum capital requirements for market risk.

IRC is a regulatory capital charge for default and migration risk on positions in the trading books that may not be captured adequately by the ten-day holding period assumption of regulatory VaR. RNIV captures a variety of risks, such as certain basis risks, higher order risks and cross risks between asset classes, not adequately captured by the VaR model, for example due to the lack of sufficient historical market data.
Backtesting VaR uses a two-year historical dataset, a one-day holding period and a 99% confidence level calculated using an expected shortfall approach. This measure captures risks in the trading book and includes securitization positions. Backtesting VaR is not a component used for the calculation of regulatory capital but may have an impact through the regulatory capital multiplier if the number of backtesting exceptions exceeds regulatory thresholds.
Assumptions used in our market risk measurement methods for regulatory capital purposes are compliant with the standards published by the BCBS and other international standards for market risk management. We have approval from FINMA, as well as from other regulators for our subsidiaries, to use our regulatory VaR model in the calculation of market risk capital requirements. Ongoing enhancements to our VaR methodology are subject to regulatory approval or notification depending on their materiality. The model is subject to regular reviews by regulators and the Bank’s independent Model Risk Management function.
Information required under Pillar 3 of the Basel framework related to market risk is available on the UBS website.
> Refer to “www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures” for additional information.
VaR assumptions and limitations
The VaR model uses assumptions and estimates that we believe are reasonable, but VaR only quantifies the potential loss on a portfolio based on historical market conditions. The main assumptions and limitations of VaR as a risk measure are:
■ VaR relies on historical data to estimate future changes in market conditions. Historical scenarios may not capture all potential future outcomes, particularly where there are significant changes in market conditions, such as increases in volatilities and changes in the correlation of market prices across asset classes;
■ VaR provides an estimate of losses at a specified confidence level; the use of an expected shortfall equivalent measure allows all extreme adverse events to be considered in the model;
■ VaR is based on either a one-day (for internal risk management, backtesting and disclosure purposes) or a ten-day (for regulatory capital purposes) holding period. This assumes that risks can be either sold or hedged over the holding period, which may not be possible for all types of exposure, particularly during periods of market illiquidity or turbulence; it also assumes that risks will remain in existence over the entire holding period; and
■ VaR is calculated using positions held at the end of each business day and does not include intra-day changes in exposures.
To mitigate some of the VaR limitations and estimate losses associated with market movements that are unusually severe or not reflected in the historical observation period, we use other metrics designed for risk management purposes and described above, including stressed VaR, scenario analysis, as included in our stress testing framework, position risk, as included in our economic risk capital, and sensitivity analysis.
For some risk types, there can be insufficient historical data for a calculation within the Bank’s VaR model. Where we do not have sufficient market data, the VaR calculation relies on market data proxies or extreme parameter moves. Market data proxies are selected to be as close to the underlying instrument as possible. Where neither a suitable market dataset nor a close proxy is available, extreme market moves are used.
We use a risk factor identification process to identify risks for capture. There are two parts to this process. First, the market data dependency approach systematically determines the risk requirements based on data inputs used by front-office pricing models and compares this with the risk types that are captured by the Bank’s VaR model and the RNIV framework. Second, the product-based approach is a qualitative analysis of product types undertaken in order to identify the risk types that those product types would be exposed to. A comparison is again made with the risk types that are captured in the VaR and RNIV frameworks. This process identifies risks that are not yet captured in the VaR model or the RNIV framework. A plan for including these risks in either framework can then be devised. RNIV is captured in both our regulatory capital and economic risk capital framework.
VaR backtesting
Backtesting is one of the techniques used to assess the accuracy and performance of our VaR model used by the Bank for risk management and regulatory capital purposes and serves to highlight areas of potential enhancements. Backtesting is used by regulators to assess the adequacy of the internal model approach-based regulatory capital held by the Bank, the calculation of which includes regulatory VaR and stressed VaR.
Backtesting involves comparing the results produced by the VaR model with the hypothetical trading revenues on the trading book. Hypothetical trading revenues are defined in compliance with regulatory requirements and aligned with the VaR model output by excluding (i) non-market elements (such as fees, commissions, cancellations and terminations, net cost of funding and credit-related valuation adjustments) and (ii) gains and losses from intra-day trading. A backtesting exception occurs when a hypothetical trading loss exceeds the daily VaR estimate.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Bank. VaR models with less than five backtesting exceptions are considered by regulators to be classified in a defined “green zone”. The “green zone”

corresponds to backtesting results that do not themselves suggest a problem with the quality or accuracy of a bank’s model.
Scenario analysis
Market risk stress testing and scenarios quantify portfolio impacts under stressed market conditions, expressed as a potential loss number, which can be used in conjunction with other metrics such as market risk sensitivities and VaR to manage the Bank’s exposure to traded market risk. The analysis performed by the market risk scenarios team supports the daily risk management of specific businesses, as well as their understanding of the impact of scenarios run across the Bank, either for internal assessments or for regulatory requests. Stress testing is essential for understanding the impact of large market moves and is particularly important for portfolios that hold complex and exotic instruments, where the risk profile is non-linear or where the value of the positions may be contingent on several factors (known as cross-risks), or on less liquid risk factors such as correlation.
Market risk stress testing is also used to model potential outcomes and capture vulnerabilities of the trading portfolios around specific macroeconomic or geopolitical events. These outcomes are used to guide business activities and develop risk management strategies during such events and are often supported with risk constraints, which limit potential loss given the likelihood of the event, in line with the Bank’s risk appetite.
Credit, debit and funding valuation adjustments
Credit valuation adjustments (CVA) are modifications to the measurement of the value of derivative assets used to reflect the credit risk of counterparties. Debit valuation adjustments (DVA) are modifications to the measurement of the value of derivative liabilities used to reflect an entity’s own credit risk. Funding valuation adjustments (FVA) reflect the fair value costs and benefits of funding associated with (i) any under-collateralized portions of a derivative and (ii) the funding of equivalent transferable collateral where the proceeds of any derivative collateralization cannot be sold or repledged. These adjustments and their impact on revenues are not captured by the VaR framework.
Traded market risk constraints
Our market risk constraints framework encompasses specific constraints on various market risk measures, including VaR and results of scenario analyses and sensitivity analyses at the Bank, divisional, legal entity, branch and business levels. Risk constraints are cascaded to lower organizational levels within the businesses. Risk limits are binding and any significant increase in risk exposures is escalated in a timely manner. Market risk limit breaches are subject to a formal escalation procedure and the incremental risk associated with the breach must be approved by the responsible risk manager within the Market Risk function, with escalation to senior management if certain thresholds are exceeded. The majority of the market risk limits are monitored on a daily basis. Limits for which the inherent calculation time is longer or for which the risk profile changes less often are monitored less frequently depending on the nature of the limit (weekly or monthly). The business is mandated to remediate market risk limit breaches within three business days upon notification. Remediation actions that take longer than three days are subject to an out-of-policy remediation process with senior management escalation.
Mitigation of traded market risk
Once a transaction has been executed, it is captured as part of our risk monitoring processes and subject to the market risk constraints framework. The Market Risk function reviews and approves material and/or unusual transactions to ensure that the risk profile of the portfolio is in line with the risk appetite after execution.
Traded market risk is mitigated using financial securities, derivatives, insurance contracts and other appropriate means.
Non-traded market risk
Non-traded market risk primarily relates to asset and liability mismatch exposures in our banking book. Our businesses and Treasury have non-traded portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates.
We assume interest rate risks through lending and deposit-taking, money market and funding activities, the deployment of our consolidated equity as well as other activities at the divisional level. Non-maturing products, such as savings accounts, have no contractual maturity date or direct market-linked interest rate and are risk-managed on a pooled basis using replication portfolios on behalf of the business divisions. Replication portfolios transform non-maturing products into a series of fixed-term products that approximate the re-pricing and volume behavior of the pooled client transactions.
Information required under Pillar 3 of the Basel framework related to interest rate risk in the banking book (IRRBB) is available on the UBS website.
> Refer to “www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures” for additional information.
The majority of non-traded foreign exchange risk is associated with our investments in foreign branches, subsidiaries and affiliates denominated in currencies other than the reporting currency of the Bank (i.e., Swiss francs) and includes related hedges. This is referred to as “structural foreign exchange risk”. The remaining non-traded foreign exchange risk relates to our banking book positions other than from our investments in foreign operations and is managed under the risk appetite framework for traded market risk.
Evaluation and management of non-traded market risk
We monitor IRRBB through established systems, processes and controls. Risk measures are provided to estimate the impact of changes in interest rates both in terms of risk to earnings as well as risk to the economic value of the Bank’s asset and liability position. For the purpose of this disclosure, IRRBB is measured using sensitivity analyses, which measure the potential change in economic value resulting from specified hypothetical shocks to interest rates.
Non-traded market risk constraints
Non-traded market risk leverages the market risk constraints framework that encompasses specific constraints on various market risk measures, including VaR and results of scenario analyses and sensitivity analyses at the Bank, divisional, legal entity and business levels, as described above for traded market risk constraints. These are supplemented by additional risk controls for structural foreign exchange risk and IRRBB.
Mitigation of non-traded market risk
The Bank’s risk appetite level for IRRBB is primarily driven by the available capital and is allocated to the Bank’s material legal entities. The Bank does not have a regulatory requirement to hold capital against IRRBB. The economic impacts of adverse shifts in interest rates from FINMA-defined scenarios are significantly below 15% of tier 1 capital, which is the threshold used by FINMA to identify banks that potentially run excessive levels of interest rate risk at bank and legal entity levels.
The Bank aims to keep a limited risk profile for the economic value of the Bank’s asset and liability position while maintaining high earnings stability. This is addressed mainly by systematic hedging of issued debt and interest rate risk arising from loans and deposit maturity mismatches in the private banking business. The main instruments used for hedging are interest rate swaps.
Structural foreign exchange risk is actively managed by Treasury through the execution of currency hedges with the aim of neutralizing the sensitivity of the Bank’s CET1 ratio to adverse movements in foreign exchange rates within parameters set out in the risk appetite framework.
Non-financial risk
Non-financial risk is the risk of undue monetary loss and/or non-monetary adverse consequences resulting from inadequate or failed internal processes, people and/or systems, failure to comply with laws and regulations and internal policies and procedures, or external events (deliberate, accidental or natural) that have an impact, monetary or non-monetary, on the Bank, its clients or its markets.
We have identified nine non-financial risk themes as being currently key to us. These are:
■ governance and legal structure integration;
■ financial and regulatory reporting;
■ operational resilience, stability and cybersecurity;
■ data life cycle;
■ investor protection and market interaction;
■ strategic growth initiatives and cross-divisional interaction;
■ the evolving nature of anti-money laundering (AML), know your client (KYC), sanctions, anti-bribery and corruption (ABC), and fraud;
■ employee conduct, capacity and culture; and
■ environmental, social and governance (ESG) risks.
The Bank continues to actively manage the non-financial risks emerging from the acquisition by UBS, including attrition and people-related risks, and the scale, pace and complexity of the required integration activities. The integration with UBS necessitates a mass migration of data and requires robust controls to preserve data integrity and quality as well as to manage data retention and deletion, to mitigate data migration risks and to meet regulatory expectations. Through this period of change, we continue to focus on maintaining our control environment and continue to cooperate with regulators to submit and execute implementation plans to meet regulatory requirements. In addition, the Bank is closely monitoring non-financial risk indicators, to detect any potential for adverse impacts on the control environment.
As reported in our Annual Report 2022, management concluded that our internal control over financial reporting was not effective as of December 31, 2022. In 2023, while management has significantly strengthened the processes, remediation efforts as to material weaknesses as of December 31, 2023 are ongoing.
> Refer to “Material weakness of internal control over financial reporting” in II – Operating and financial review – Credit Suisse for further information.
> Refer to “Controls and procedures” in V – Consolidated financial statements – Credit Suisse for further information.
There is an increased risk of cyber-related operational disruption to business activities due to the increasingly dynamic threat environment, which is intensified by current geopolitical factors and evidenced by the increased volume and sophistication of cyberattacks against financial institutions globally. Cyberattacks on third-party suppliers have the potential to impact our operations and remain a source of residual risk to our business. There is a higher risk of accidental data loss or system disruptions during a period of large-scale IT integration and migration.
There were no cyber incidents in 2023 related to our own or to third-party infrastructure that materially affected, or are reasonably likely to materially affect, our business strategy, results of operation or financial condition. However, where applicable, the Bank took action to initiate the cyber threat management process to ensure the threat was properly assessed, and the recommended security enhancements and policy and procedural improvements were made based on any lessons learned.
We remain on heightened alert to respond to and mitigate elevated cyber and information security threats. We continue to invest in improving our technology infrastructure and information security governance to improve our defense, detection and response capabilities against cyberattacks.
Competition to find new business opportunities, products and services across the financial services sector, both for firms and for customers, is increasing, particularly during periods of market volatility and economic uncertainty. Thus, suitability risk, product selection, cross-divisional service offerings, quality of advice and price transparency also remain areas of heightened focus for the Bank and for the industry as a whole.

Evolving ESG regulation and major legislation, such as the Consumer Duty regulation in the UK, the Swiss Financial Services Act (FIDLEG) in Switzerland, Regulation Best Interest (Reg BI) in the US and the Markets in Financial Instruments Directive II (MiFID II) in the EU, all significantly affect the industry and have required adjustments to control processes.
Cross-border risk remains an area of regulatory attention for global financial institutions, including a focus on market access, such as third-country market access into the European Economic Area, and taxation of US persons. Unintended permanent establishment remains an area of ongoing attention. We maintain a series of controls designed to address these risks, and we are increasing the number of controls that are automated.
Financial crime, including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption, continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business, and heightened regulatory attention continues. An effective financial crime prevention program therefore remains essential for the Bank and we continue to focus on strategic enhancements to our global AML, KYC and sanctions programs. Money laundering and financial fraud techniques are becoming increasingly sophisticated, and geopolitical volatility makes the sanctions landscape more complex. The extensive and continuously evolving sanctions arising from the Russia-Ukraine war require constant attention to prevent circumvention risks, while the conflicts in the Middle East may increase terrorist-financing risks.
Achieving fair outcomes for our clients, upholding market integrity and cultivating the highest standards of employee conduct are of critical importance to us. We maintain a conduct risk framework across our activities, which is designed to align our standards and conduct with these objectives and to retain momentum on fostering a strong culture.
Non-financial risk framework
We follow a Bank-wide non-financial risk framework (NFRF) that establishes requirements for identifying, managing, assessing and mitigating operational, compliance and financial crime risks to achieve an agreed balance between risk and return. Non-financial risk appetites are established and monitored under the Bank-wide risk appetite framework, aligned with the NFRF, which sets common minimum standards across the Bank for non-financial risk and control processes and review and challenge activities.
Each business area and function is responsible for identification and monitoring of its non-financial risks and the provision of adequate resources and procedures for the management of those risks. They are supported by the designated second line of defense functions responsible for providing an independent and objective view of the adequacy of non-financial risk management across the Bank and for ensuring that compliance risk, financial crime risk and operational risk are understood, owned and managed in accordance with our risk appetite. Businesses and relevant control functions meet regularly to discuss risk issues and identify required actions to mitigate risks.
Cybersecurity
Risk management and strategy
Cyber and information security (CIS) risk is the risk that a malicious internal or external act, or a failure of IT hardware or software, or human error may have a material impact on confidentiality, integrity or availability of Credit Suisse’s data or information systems.
Cybersecurity is a key operational risk facing Credit Suisse and we devote considerable resources to establishing and maintaining processes for assessing, identifying and managing cybersecurity risk through our global workforce and cyber-operations centers around the world.
Cybersecurity and information security governance
CIS governance is a core element of the Credit Suisse CIS program that provides a framework alongside the pillars of Identify, Protect, Detect, Respond and Recover. The CIS governance structure streamlines escalations and decision-making, while ensuring oversight across CIS risks and alignment of CIS activities with UBS’s risk appetite and business objectives. The Credit Suisse cybersecurity and information security governance continued to be maintained, but was increasingly aligned to the UBS CIS Risk governance framework.
The Risk Committee and the Executive Board both receive regular updates on CIS strategy, risks and alignment with regulatory requirements. The Non-Financial Risk and Resilience Committee (NFRCC) is the decision-making body with oversight and accountability for the Bank-wide CIS program. The committee is jointly chaired by the first line and second line of defense Executive Board members. It serves as a platform for interaction across all business divisions, group functions and the three-lines of defense for the identification and effective governance of CIS strategy, risks and regulatory obligations.
The second line of defense provides independent internal challenge to first line risk assessments and program delivery; our third line of defense Internal Audit function provides additional independent verification and challenge.
The cybersecurity and information security program
The CIS program is led by the Bank CISO, who reports to the Bank Chief Technology Officer and the UBS Group CISO. The CIS program is designed to identify, prevent, detect and respond to CIS events, with the goal of maintaining the integrity and availability of our technology infrastructure and the confidentiality and integrity of our information. Our CISO, senior management within Credit Suisse as well as management personnel overseeing the CIS program all have substantial relevant expertise in the areas of cyber and information security. Our CIS program includes the following elements:
■ Threat intelligence: We systematically gather threat information and monitor threat alerts from external sources. Our cyber-threat intelligence team analyzes such information and uses it to enhance existing defense capabilities, to respond to identified threats and to adjust our cybersecurity strategy where needed.
■ Preventative and detection controls: We use layered firm-wide controls to prevent and detect cyberattacks. Defenses include system hardening, firewalls, intrusion prevention and detection systems and other controls. External network connections are identified and recorded in an inventory. Access rights are defined for information assets and IT systems and applications enforce authentication. We maintain access controls and approval processes designed to prevent unauthorized access.
■ Cyber-defense and incident response capabilities: The Cybersecurity Operations Center is responsible for providing 24x7x365 real-time monitoring detection and response capabilities to cybersecurity threats and attacks. Incidents assessed as having the potential to adversely affect our critical operations are subject to mandatory management notification. If assessed as potentially significant, cybersecurity and data incidents are managed under our crisis management framework.
■ Education and training: All staff, including the external workforce, receive appropriate CIS awareness training, commensurate with their roles and responsibilities.
■ Third-party risk: Vulnerabilities in the cyber-risk environment of third parties represent a particular threat to our CIS and our ability to maintain our business services. We follow a risk-based approach to assess and mitigate cybersecurity risks related to third parties. Third-party services and processes are monitored and checked on an ongoing basis with appropriate supervision from CIS. This is a key component of our third-party risk management program, notwithstanding the challenges we face in imposing the same levels of protection to the systems and data of third parties that we rely on ourselves.
■ Monitoring and testing: Effective incident response and problem management processes are complemented by vulnerability assessments, penetration and testing engagements based on specific threat scenarios that simulate tactics, techniques and procedures that might be used against our systems, as mandated by our policy regulations. This includes testing by internal and external red teams. Actual security-related events are directly correlated with threat scenarios to monitor and detect potential threats, such as network-intrusion and malware-driven events. Our deployed security measures are designed with the objective to isolate and contain threats that are detected to allow for effective incident response and analysis.
Our cybersecurity assessment framework
Our cybersecurity assessment framework includes internal and external cybersecurity risk assessments for applications and bank processes alongside a structured risk assessment process of third-party service providers. These processes are designed, along with our security capabilities, to support business objectives and priorities.
We conduct assessments to evaluate and test our cybersecurity program and provide guidance on operating and improving the CIS program, including the design and operational effectiveness of the security and resiliency of our information systems. Our assessments, along with our threat intelligence capabilities, are used to assess and prioritize programs to improve our security, our incident response capabilities and our operational resilience. As the cyber-threat landscape evolves at an increasing pace, we seek to enhance our cybersecurity controls to meet developing threats. We have ongoing programs that are intended to increase our cybersecurity maturity across various dimensions, including governance, identification, protection and detection, as well as cyberattack response and recovery, and risk from third-party service providers.
We recognize that we will never be able to completely eliminate the risk of a future cybersecurity attack, but, by using a risk-based approach, we work toward reducing the likelihood of a successful attack and toward mitigation of the potential business impact of such an attack.
Operational resilience and incident response
Our business continuity and resilience framework is designed to limit the disruption cybersecurity events have on our business activities. In accordance with the firm’s cyber incident response framework, CIS, including the incident response team, tracks, documents, responds to and analyzes cybersecurity threats and incidents, including those experienced by the firm’s third-party service providers that may impact the firm. Additionally, we maintain established procedures for responding to, and escalating, cybersecurity and other system availability incidents. These are regularly practiced, including table-top exercises.
Our cybersecurity and data confidentiality contingency plans include event playbooks and escalation procedures designed to support a structured assessment of potential incidents and timely escalation and reporting of incidents based on the assessed potential impact. Incidents assessed to have a potential to adversely affect our critical operations are subject to mandatory management notification. If assessed as potentially significant, cybersecurity and data incidents are managed under our crisis management framework, which provides pre-established cross-functional task forces to manage the incident, ensure appropriate and timely regulatory, market and client communications and robust oversight by management, with escalation frameworks to inform and ensure oversight by the Executive Board and the Board.
Advanced measurement approach model
We measure Bank-wide operational risk exposure and calculate operational risk regulatory capital using the advanced measurement approach (AMA) in accordance with FINMA and international requirements.
An entity-specific AMA model has been applied for Credit Suisse (Schweiz) AG, while for other regulated entities the basic indicators or standardized approaches are adopted for regulatory capital in agreement with local regulators. Also, the methodology of the UBS AMA is leveraged for entity-specific ICAAP.

The Bank- and entity-specific AMA models are subject to an independent validation performed by Model Risk Management in line with the Bank’s model risk management framework.
The AMA is expected to be replaced by the standardized approach for regulatory capital determination purposes in line with the relevant Basel Committee for Banking Supervision Basel III capital regulations. The Bank is interacting closely with the relevant Swiss authorities to discuss the implementation details and related implementation timeline.
Model risk
Model risk is the risk of adverse consequences from decisions made based on model results that may be incorrect, misinterpreted or used inappropriately. All models and qualitative estimation approaches are imperfect approximations and assumptions that are subject to varying degrees of uncertainty in their output depending on, among other factors, the model’s complexity and its intended application. As a result, modeling and estimation errors may result in inappropriate business decisions, financial loss, regulatory and reputational risk and incorrect or inadequate capital reporting. Model errors, intrinsic uncertainty and inappropriate use are the primary contributors to aggregate Bank-wide model risk.
Through our global model risk management and governance framework we seek to identify, measure and mitigate significant risks arising from the use of models embedded within our global model ecosystem. Model risks can be managed through a well-designed and robust model risk management framework, encompassing model governance policies and procedures, model validation best practices and actionable model risk reporting.
Reputational risk
Reputational risk is the risk that negative perception by our stakeholders, including clients, counterparties, employees, shareholders, regulators and the general public, may adversely impact client acquisition and damage our business relationships with clients and counterparties, affecting staff morale and reducing access to funding sources.
Reputational risk may arise from a variety of sources, including, but not limited to, the nature or purpose of a proposed transaction or service, the identity or activity of a potential client, the regulatory or political climate in which the business will be transacted, significant public attention surrounding the transaction itself or the potential sustainability risks of a transaction. Sustainability risks have potentially adverse impacts on the environment, on people or society, which may be caused by, contributed to or directly linked to financial service providers, usually through the activities of their clients. These may manifest themselves as reputational risks, but potentially also other risk types such as credit or non-financial risks. Reputational risk may also arise from reputational damage in the aftermath of a non-financial risk incident, such as cyber crime or the failure by employees to meet expected conduct and ethical standards.
Reputational risk is included in the Bank’s risk appetite framework to ensure that risk-taking is aligned with the approved risk appetite. We highly value our reputation and are fully committed to protecting it through a prudent approach to risk-taking and a responsible approach to business, in line with regulatory expectations. This is achieved through a culture of risk awareness as well as dedicated processes, resources and policies focused on identifying, evaluating, managing and reporting potential reputational risks. This is also achieved by applying the highest standards of personal accountability and ethical conduct as set out in UBS Group’s Code of Conduct and the approach to cultural values and behaviors. Reputational risk potentially arising from proposed business transactions, client activity or joining initiatives or affiliations (including joining third-party groups, providing support to causes, speaking engagements, charitable donations, political donations directly or through sponsorships) is assessed in the reputational risk review process. UBS’s global policy on reputational risk requires employees to be conservative when assessing potential reputational impact and, where certain indicators give rise to potential reputational risk, the relevant business proposal or service must be submitted through the reputational risk review process.
For transactions with potential sustainability risks, the internal specialist unit Sustainability Risk evaluates the nature of the transaction and Credit Suisse’s role, the identity and activities of the client and the regulatory context of its operations, and assesses the environmental and social aspects of the client’s operations, products or services. The team determines whether the client’s activities are consistent with the relevant industry standards and whether the potential transaction is compatible with Credit Suisse’s policies and guidelines for sensitive sectors. The outcome of this analysis is submitted to the responsible business unit and/or entered into the reputational risk review process for evaluation by a reputational risk approver.

Sustainability and climate risk
Our climate strategy and governance are determined and overseen at the UBS Group level. Similarly, we identify and manage climate risks, including climate-related financial risks, in our own operations, balance sheet, client assets and supply chain at the UBS Group level.
> Refer to “Our focus on sustainability and climate” in the “How we create value for our stakeholders” section and to “Sustainability and climate risk” in the “Risk management and control” section of the UBS Group AG Annual Report 2023 for further information.
> Refer to “Our sustainability and impact strategy” in the “Strategy” section of the UBS Group AG Sustainability Report 2023, available from March 28, 2024, under “Annual reporting” at ubs.com/investors, for further information.
Business risk
In connection with the acquisition by UBS, the Bank’s management of business risks has been integrated into UBS’s group-wide risk management process. Business risk is the risk of not achieving our financial goals and ambitions in connection with UBS’s group-wide strategy and how the business is managed in response to the external operating environment. External factors include both market and economic conditions, as well as shifts in the regulatory environment. Internally, we face risks arising from inappropriate strategic decisions, ineffective implementation of business strategies or an inability to adapt business strategies in response to changes in the operating environment, including in relation to client and competitor behavior.
The Bank depends on dividends, distributions and other payments from its subsidiaries and the capital payouts in these subsidiaries might be restricted as a result of regulatory, tax or other constraints.
The Bank’s financial plan, which is derived from UBS’s group-wide financial plan, serves as the basis for the financial goals and ambitions against which the businesses and legal entities are assessed regularly throughout the year.
Business risk also includes risks associated with the Bank’s illiquid investments. These investments are not subject to our market risk framework (e.g., VaR measurement) and include private equity, hedge fund and mutual fund seed and co-investments, strategic investments (e.g., joint ventures and minority investments) as well as other investments, such as collateralized loan obligations (CLO) mandated by regulatory risk retention requirements. Illiquid investment risk is integrated into the Bank’s risk appetite framework.
Pension risk
Pension risk is the financial risk from contractual or other liabilities to which we are exposed as a sponsor of and/or participant in pension plans. It is the risk that we may be required to make unexpected payments or other contributions to a pension plan because of a potential obligation (i.e., underfunding).
Sources of risks can be broadly categorized into asset investment risks (e.g., underperformance of bonds, equities and alternative investments) and liability risks, primarily from changes in interest rates, inflation and longevity.
Within Risk, pension risk is measured and quantified through both our stress testing framework and internal capital metrics used to assess the Bank’s capital requirements. These measures are intended to assess the potential impact from the revaluation of pension assets and liabilities on the Bank’s capital metrics and income before taxes.
Risk portfolio analysis
Credit risk
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for further information.
Loans and irrevocable loan commitments
The following tables provide an overview of loans and irrevocable loan commitments and related information. The carrying values are presented in accordance with accounting principles generally accepted in the US.
Loans and irrevocable loan commitments
end of	2023	2022
CHF million
Gross loans	218,455	269,537
Irrevocable loan commitments	61,580	112,129
Total loans and irrevocable loan commitments	280,035	381,666
of which Wealth Management	62,416	83,513
of which Swiss Bank	162,584	175,453
of which Asset Management	22	25
of which Non-core and Legacy (including Investment Bank)	53,492	118,386
of which Corporate Center	280	351
of which Adjustments	1,241	3,938
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

Loans
Compared to December 31, 2022, gross loans decreased CHF 51.1 billion to CHF 218.5 billion as of December 31, 2023, mainly reflecting decreases in commercial and industrial loans, loans to financial institutions and loans collateralized by securities and a negative foreign exchange translation impact. The net decrease of CHF 14.4 billion in commercial and industrial loans mainly reflected a decrease in Wealth Management, Non-core and Legacy (including Investment Bank) and the Swiss Bank. Loans to financial institutions decreased CHF 13.3 billion, primarily in Non-core and Legacy (including Investment Bank). The net decrease of CHF 11.3 billion in loans collateralized by securities mainly reflected a decrease in Wealth Management.
On a divisional level, gross loans decreased CHF 19.7 billion in Wealth Management, CHF 16.7 billion in Non-core and Legacy (including Investment Bank) and CHF 12.0 billion in the Swiss Bank.
Loans
end of	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	[1]	Corporate Center	Adjustments	Credit Suisse
2023 (CHF million)
Mortgages	10,526	90,070	0	1		9	0	100,606
Loans collateralized by securities	23,467	2,065	0	848		0	0	26,380
Consumer finance	410	5,113	9	73		3	0	5,608
Consumer	34,403	97,248	9	922		12	0	132,594
Real estate	2,920	17,591	0	690		0	0	21,201
Commercial and industrial loans	18,499	24,562	0	4,659		0	631	48,351
Financial institutions	1,464	6,494	11	6,114		0	610	14,693
Governments and public institutions	352	660	0	604		0	0	1,616
Corporate & institutional	23,235	49,307	11	12,067		0	1,241	85,861
Gross loans	57,638	146,555	20	12,989		12	1,241	218,455
of which held at fair value	381	82	0	1,995		0	0	2,458
Net (unearned income) / deferred expenses	(75)	71	0	(30)		0	0	(34)
Allowance for credit losses [2]	(425)	(769)	0	(486)		(1)	1	(1,680)
Net loans	57,138	145,857	20	12,473		11	1,242	216,741
2022 (CHF million)
Mortgages	12,532	94,940	0	4		8	0	107,484
Loans collateralized by securities	33,224	2,699	0	1,714		2	0	37,639
Consumer finance	474	5,142	10	71		4	0	5,701
Consumer	46,230	102,781	10	1,789		14	0	150,824
Real estate	3,806	20,720	0	937		0	0	25,463
Commercial and industrial loans	24,260	27,406	0	10,389		2	683	62,740
Financial institutions	2,937	6,870	8	14,885		0	3,255	27,955
Governments and public institutions	88	772	0	1,695		0	0	2,555
Corporate & institutional	31,091	55,768	8	27,906		2	3,938	118,713
Gross loans	77,321	158,549	18	29,695		16	3,938	269,537
of which held at fair value	744	21	0	6,593		0	0	7,358
Net (unearned income) / deferred expenses	(89)	98	0	(80)		0	0	(71)
Allowance for credit losses [2]	(484)	(521)	0	(357)		(1)	1	(1,362)
Net loans	76,748	158,126	18	29,258		15	3,939	268,104
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

1 Non-core and Legacy (including Investment Bank).
2 Allowance for credit losses is only based on loans that are not carried at fair value.
As of December 31, 2023, 98% of the aggregate Swiss residential mortgage loan portfolio of CHF 104.6 billion had a loan-to-value (LTV) ratio equal to or lower than 80%. As of December 31, 2022, 98% of the aggregate Swiss residential mortgage loan portfolio of CHF 112.6 billion had an LTV ratio equal to or lower than 80%. For substantially all Swiss residential mortgage loans originated in 2023 and 2022, the average LTV ratio was equal to or lower than 80% at origination. Our LTV ratios are based on the most recent appraised value of the collateral.

Impaired loans
Compared to December 31, 2022, gross impaired loans decreased CHF 138 million to CHF 3.3 billion as of December 31, 2023, mainly driven by lower impaired loans in Non-core and Legacy (including Investment Bank) and Wealth Management, partially offset by increases in the Swiss Bank.
Impaired loans
end of	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	[1]	Corporate Center	Adjustments	Credit Suisse
2023 (CHF million)
Non-performing loans	796	417	0	400		5	0	1,618
Non-interest-earning loans	34	224	0	61		0	(11)	308
Non-accrual loans	830	641	0	461		5	(11)	1,926
Potential problem loans	11	751	0	586		0	1	1,349
Gross impaired loans [2]	841	1,392	0	1,047		5	(10)	3,275
of which loans with a specific allowance	698	1,237	0	1,038		5	(10)	2,968
of which loans without a specific allowance	143	155	0	9		0	0	307
2022 (CHF million)
Non-performing loans	571	339	0	697		7	0	1,614
Non-interest-earning loans	79	202	0	68		0	(11)	338
Non-accrual loans	650	541	0	765		7	(11)	1,952
Restructured loans [3]	347	107	0	30		0	0	484
Potential problem loans	84	256	0	637		0	0	977
Other impaired loans	431	363	0	667		0	0	1,461
Gross impaired loans [2]	1,081	904	0	1,432		7	(11)	3,413
of which loans with a specific allowance	927	745	0	1,206		5	(11)	2,872
of which loans without a specific allowance	154	159	0	226		2	0	541
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

1 Non-core and Legacy (including Investment Bank).
2 Impaired loans are only based on loans that are not carried at fair value.
3
In connection with the adoption of new accounting guidance for loan modifications on January 1, 2023, the previous accounting guidance for troubled debt restructurings was superseded, with disclosures under the new accounting guidance applied prospectively. Accordingly, restructured loans were reclassified to either potential problem loans or non-impaired loans and are no longer presented as their own impaired loan category.

Allowance for credit losses on loans
Compared to December 31, 2022, the allowance for credit losses increased CHF 314 million to CHF 1.7 billion as of December 31, 2023, primarily reflecting increases in specific provision for expected credit losses, particularly in Non-core and Legacy (including Investment Bank) and the Swiss Bank. The Bank’s allowance for non-specific provisions for expected credit losses decreased slightly.
Allowance for credit losses on loans
end of	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	[1]	Corporate Center	Adjustments	Credit Suisse
2023 (CHF million)
Balance at beginning of period [2]	484	525	0	357		1	(1)	1,366
of which individually evaluated	306	345	0	197		1	(1)	848
of which collectively evaluated	178	180	0	160		0	0	518
Current-period provision for expected credit losses	15	348	0	650		0	0	1,013
of which methodology changes	(1)	0	0	6		0	0	5
of which provisions for interest	82	13	0	23		0	0	118
Gross write-offs	(20)	(90)	0	(490)		0	0	(600)
Recoveries	2	9	0	0		0	0	11
Net write-offs	(18)	(81)	0	(490)		0	0	(589)
Foreign currency translation impact and other adjustments, net	(56)	(23)	0	(31)		0	0	(110)
Balance at end of period [2]	425	769	0	486		1	(1)	1,680
of which individually evaluated	265	508	0	401		1	(1)	1,174
of which collectively evaluated	160	261	0	85		0	0	506
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

1 Non-core and Legacy (including Investment Bank).
2 Allowance for credit losses is only based on loans that are not carried at fair value.
The following tables provide an overview of changes in impaired loans and related allowance for credit losses by loan portfolio segment.
Gross impaired loans by portfolio segment
	Consumer	Corporate & institutional	Total
2023 (CHF million)
Balance at beginning of period	885	2,528	3,413
New impaired loans	443	1,530	1,973
Increase in existing impaired loans	126	291	417
Reclassifications to non-impaired status	(101)	(208)	(309)
Repayments [1]	(181)	(934)	(1,115)
Liquidation of collateral, insurance or guarantee payments	(64)	(26)	(90)
Sales [2]	0	(234)	(234)
Write-offs	(50)	(505)	(555)
Foreign currency translation impact and other adjustments, net	(45)	(180)	(225)
Balance at end of period	1,013	2,262	3,275
1 Full or partial principal repayments.
2 Includes transfers to loans held-for-sale for intended sales of held-to-maturity loans.

Allowance for credit losses on loans by portfolio segment
	Consumer	Corporate & institutional	Total
2023 (CHF million)
Balance at beginning of period [1]	359	1,007	1,366
Current-period provision for expected credit losses	180	833	1,013
of which methodology changes	0	5	5
of which provisions for interest	60	58	118
Gross write-offs	(58)	(542)	(600)
Recoveries	10	1	11
Net write-offs	(48)	(541)	(589)
Foreign currency translation impact and other adjustments, net	(26)	(84)	(110)
Balance at end of period [1]	465	1,215	1,680
of which individually evaluated	311	863	1,174
of which collectively evaluated	154	352	506
1 Allowance for credit losses is only based on loans that are not carried at fair value.
Loan metrics
end of	Wealth Management	Swiss Bank	Asset Management	Non-core and Legacy (incl. IB)	[1]	Corporate Center	Adjustments	Credit Suisse
2023 (%)
Non-accrual loans / Gross loans	1.4	0.4	0.0	4.2		41.7	(0.9)	0.9
Gross impaired loans / Gross loans	1.5	1.0	0.0	9.5		41.7	(0.8)	1.5
Allowance for credit losses / Gross loans	0.7	0.5	0.0	4.4		8.3	(0.1)	0.8
Specific allowance for credit losses / Gross impaired loans	31.5	36.5	–	38.3		20.0	10.0	35.8
2022 (%)
Non-accrual loans / Gross loans	0.8	0.3	0.0	3.3		43.8	(0.3)	0.7
Gross impaired loans / Gross loans	1.4	0.6	0.0	6.2		43.8	(0.3)	1.3
Allowance for credit losses / Gross loans	0.6	0.3	0.0	1.5		6.3	0.0	0.5
Specific allowance for credit losses / Gross impaired loans	28.3	37.7	–	13.8		14.3	0.0	24.8
Divisional metrics reflect where the loans are recorded and managed from a risk management view and do not reflect any revenue sharing arrangements that exist between divisions. Adjustments reflect loans of the Bank with other entities of the former Credit Suisse Group that were eliminated for divisional reporting.

Gross loans and gross impaired loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.
1 Non-core and Legacy (including Investment Bank).
Allowance for credit losses on other financial assets
In 2023, the Bank recorded gross write-offs on other financial assets held at amortized cost of CHF 4,035 million, primarily including brokerage receivables related to Archegos. Write-off of a financial asset occurs when it is considered certain that there is no possibility of recovering the outstanding amount.

Market risk
Development of traded market risks
The table entitled “One-day, 98% risk management VaR” shows our traded market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodity and equity risks.
Risk management VaR measures the Bank’s traded market risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. While there were no material changes to our VaR methodology in the first nine months of 2023, we have introduced an enhanced approach to measure risk management VaR for individual risk types, further to the changes introduced in the third quarter of 2020. The enhanced approach is applied to each risk type using a collection of risk factors included within the respective risk type only, ignoring cross-risk effects. This change in the measurement approach for individual risk types affected particularly standalone risk management VaR for equity risk and foreign exchange risk, with no impact on total risk management VaR. Prior period risk management VaR for individual risk types has been presented in accordance with this enhanced measurement approach. Furthermore, in the fourth quarter of 2023, we amended the Bank’s credit spread VaR model by significantly enhancing the coverage of single-name-issuer bond and credit default swap (CDS) spread curves. Although the model change is considered significant from a risk management perspective, the quantitative impact on risk management VaR was not material.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
2023 [2]
Average	15	18	2	1	12	(21)		27
Minimum	9	11	0	0	8	–	[3]	17
Maximum	37	31	4	3	15	–	[3]	42
End of period	10	11	1	0	11	(15)		18
2022
Average	21	37	4	3	15	(33)		47
Minimum	11	30	2	2	12	–	[3]	38
Maximum	35	49	10	7	26	–	[3]	59
End of period	27	31	3	2	13	(37)		39
USD million
2023 [2]
Average	17	20	2	1	13	(24)		29
Minimum	10	13	0	0	9	–	[3]	20
Maximum	40	34	5	3	17	–	[3]	46
End of period	12	13	1	0	13	(18)		21
2022
Average	22	39	4	3	16	(35)		49
Minimum	12	32	2	2	12	–	[3]	40
Maximum	37	52	10	8	28	–	[3]	64
End of period	29	34	4	2	14	(41)		42
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures the Bank's risk exposure managed under the market risk framework and generally includes the trading book positions and banking book positions held at fair value.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 Risk management VaR does not include any impact from fair valuation adjustments recorded by the Bank as a result of the acquisition by UBS.
3 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

We measure VaR in US dollars, as the majority of our trading activities are conducted in US dollars.
Average risk management VaR of USD 29 million in 2023 decreased 41% compared to 2022, primarily reflecting the wind-down of the securitized products assets, the strategic migration of positions to UBS and further de-risking within Non-core and Legacy (including Investment Bank). The decrease in credit spread and interest rate risk management VaR was driven by the aforementioned factors.
The chart entitled “Daily risk management VaR” shows the aggregated traded market risk on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 2023 with those for 2022. Actual daily trading revenues is an internally used metric, limited to the trading book only, and excludes the cost of carry, credit provisions and internal revenue transfers. The cost of carry is the change in value of the portfolio from one day to the next, assuming all other factors such as market levels and trade population remain constant, and can be negative or positive. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. In 2023, we had 50 trading loss days compared to 40 trading loss days in 2022. In 2023, the increased number of trading loss days reflected the significantly reduced trading activities and costs relating to exiting transactions, particularly since the announcement of the acquisition by UBS in March 2023, with limited opportunity of the business to offset open loss-making transactions with new revenue-generating transactions. In 2022, the trading loss days primarily reflected high market volatility in the fourth quarter of 2022 combined with significantly reduced trading activities in our investment banking businesses after the strategy update announced in October 2022.
For capital purposes and in line with BIS requirements, FINMA increases the capital multiplier for every regulatory VaR backtesting exception above four in the prior rolling 12-month period, resulting in an incremental market risk capital requirement for the Bank. For the rolling 12-month period through the end of 2023, we had three backtesting exceptions applicable to our regulatory VaR model, and the model remained in the regulatory “green zone”. Two additional backtesting exceptions driven by allocations of fair value adjustments to certain positions in the trading inventory as a result of the acquisition by UBS did not count against the total number of exceptions relevant for the capital multiplier.
> Refer to “Risk-weighted assets” in Capital management for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Credit, debit and funding valuation adjustments
As of December 31, 2023, the estimated sensitivity implies that a one basis point increase in counterparty credit spreads would have resulted in a CHF 0.3 million gain on the overall derivatives position in our trading businesses. In addition, a one basis point increase in our own credit spread on our fair valued structured notes portfolio (including the impact of hedges) would have resulted in a CHF 11.3 million gain as of December 31, 2023. As of December 31, 2023, the estimated FVA sensitivity implies that a one basis point increase in the fair value funding spread would have resulted in a CHF 0.1 million loss on the overall derivatives position.

Development of interest rate risks in the banking book
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the present value of interest rate-sensitive banking book positions. This is measured on the Bank’s entire banking book. Interest rate risk sensitivities disclosed below are in line with our internal risk management view.
> Refer to “www.ubs.com/global/en/investor-relations/financial-information/pillar-3-disclosures” for additional information on regulatory interest rate risk in the banking book in accordance with FINMA guidance.
As of December 31, 2023, the interest rate sensitivity of a one basis point parallel increase in yield curves was negative CHF 1.4 million, compared to negative CHF 5.1 million as of December 31, 2022. The change in sensitivity was mainly driven by Treasury reducing the interest rate risk exposure over the year, in line with a decrease in the Bank’s equity exposure to the US dollar.
One basis point parallel increase in yield curves by currency – banking book positions
end of	CHF	USD	EUR	Other	Total
2023 (CHF million)
Impact on present value	0.6	(2.4)	0.3	0.1	(1.4)
2022 (CHF million)
Impact on present value	(0.6)	(4.3)	(0.1)	(0.1)	(5.1)
Interest rate risk on banking book positions is also assessed using other measures, including the potential value change resulting from a significant change in yield curves. The interest rate scenarios disclosed below are aligned to the FINMA guidance for Pillar 3 disclosures. The table “Interest rate scenario results – banking book positions” shows the impact of the FINMA-defined interest rate scenarios on the net present value of our banking book positions excluding additional tier 1 capital instruments (as per Pillar 3 requirements) and including additional tier 1 capital instruments.
As of December 31, 2023, the most adverse economic impact from these scenarios (including additional tier 1 capital instruments) was a loss of CHF 295 million, compared to a loss of CHF 952 million as of December 31, 2022. The reduction is a reflection of the above-mentioned Treasury activities to reduce the Bank’s interest rate risk exposure.
Interest rate scenario results – banking book positions
end of	CHF	USD	EUR	Other	Total – Pillar 3 view	[1]	Total – Internal view	[2]
2023 (CHF million)
Parallel up	44	(415)	41	16	(314)		(295)
Parallel down	(99)	512	(48)	(18)	347		329
Steepener shock [3]	29	(55)	8	(7)	(25)		(27)
Flattener shock [4]	(26)	(22)	0	10	(38)		(32)
Rise in short-term interest rates	2	(212)	13	14	(183)		(172)
Fall in short-term interest rates	(9)	224	(12)	(15)	188		178
2022 (CHF million)
Parallel up	(151)	(1,595)	(10)	(7)	(1,763)		(952)
Parallel down	118	1,778	12	2	1,910		1,003
Steepener shock [3]	50	(8)	28	(16)	54		95
Flattener shock [4]	(75)	(346)	(30)	15	(436)		(295)
Rise in short-term interest rates	(109)	(998)	(31)	10	(1,128)		(665)
Fall in short-term interest rates	104	1,024	33	(16)	1,145		648
All scenarios are in line with FINMA guidance (FINMA circular 2019/2).
1 Excludes additional tier 1 capital instruments in accordance with Pillar 3 requirements.
2 Includes additional tier 1 capital instruments in accordance with the Bank's risk management view.
3 Reflects a fall in short-term interest rates combined with a rise in long-term interest rates.
4 Reflects a rise in short-term interest rates combined with a fall in long-term interest rates.

Balance sheet and off-balance sheet
Balance sheet summary
	end of		% change
	2023	2022	23 / 22
Assets (CHF million)
Cash and due from banks	124,966	67,746	84
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	47,213	58,798	(20)
Trading assets	21,727	65,955	(67)
Net loans	216,741	268,104	(19)
Brokerage receivables	2,216	13,818	(84)
All other assets	39,644	55,618	(29)
Total assets	452,507	530,039	(15)
Liabilities and equity (CHF million)
Due to banks	6,952	11,905	(42)
Customer deposits	203,427	234,554	(13)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	955	20,371	(95)
Trading liabilities	8,832	18,337	(52)
Long-term debt	128,484	150,661	(15)
Brokerage payables	1,144	11,442	(90)
All other liabilities	64,597	34,293	88
Total liabilities	414,391	481,563	(14)
Total shareholders' equity	37,655	47,871	(21)
Noncontrolling interests	461	605	(24)
Total equity	38,116	48,476	(21)
Total liabilities and equity	452,507	530,039	(15)
The majority of our transactions are recorded on our balance sheet. However, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet
Total assets were CHF 452.5 billion as of the end of 2023, a decrease of CHF 77.5 billion, or 15%, compared to the end of 2022. Excluding the foreign exchange translation impact, total assets decreased CHF 68.9 billion. Net loans decreased CHF 51.4 billion, or 19%, mainly reflecting decreases in commercial and industrial loans, loans to financial institutions and loans collateralized by securities and a negative foreign exchange translation impact. Trading assets decreased CHF 44.2 billion, or 67%, primarily reflecting decreases in debt and equity securities and in derivative instruments. Brokerage receivables decreased CHF 11.6 billion, or 84%, mainly reflecting a decrease in open and failed trades and lower future balances, partially offset by the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 11.6 billion, or 20%, primarily due to decreases in cash collateral and the foreign exchange translation impact, partially offset by an increase in reverse repurchase transactions from banks. Cash and due from banks increased CHF 57.2 billion, or 84%, mainly driven by higher cash positions at the SNB, the Fed, the ECB and the Bank of Japan. All other assets decreased CHF 16.0 billion, or 29%, primarily including a decrease of CHF 10.9 billion, or 25%, in other assets, mainly related to lower premises and equipment and lower loans held-for-sale, a decrease of CHF 2.4 billion, or 84%, in goodwill and a decrease of CHF 1.4 billion, or 26%, in other investments.
Total liabilities were CHF 414.4 billion as of the end of 2023, a decrease of CHF 67.2 billion, or 14%, compared to the end of 2022. Excluding the foreign exchange translation impact, total liabilities decreased CHF 56.2 billion. Customer deposits decreased CHF 31.1 billion, or 13%, mainly due to decreases in demand deposits, certificates of deposits, private accounts and savings deposits as well as the foreign exchange translation impact, partially offset by an increase in time deposits. Long-term debt decreased CHF 22.2 billion, or 15%, primarily reflecting a decrease in subordinated debt, including the write-down of additional tier 1 capital notes, a decrease in senior debt, mainly due to maturities of structured notes, and the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 19.4 billion, or 95%, mainly reflecting a decrease in repurchase transactions to customers and banks. Brokerage payables decreased CHF 10.3 billion, or 90%, primarily due to a decrease in open and failed trades. Trading liabilities decreased CHF 9.5 billion, or 52%, primarily reflecting decreases in short positions and derivative instruments, partially offset by the foreign exchange translation impact. Due to banks decreased CHF 5.0 billion, or 42%, primarily reflecting decreases in time and demand deposits. All other liabilities increased CHF 30.3 billion, or 88%, primarily including an increase of CHF 33.1 billion, or 229%, in short-term borrowings, reflecting the SNB liquidity facilities, partially offset by a decrease of CHF 2.1 billion, or 12%, in other liabilities, mainly related to cash collateral on derivative instruments and failed sales.
> Refer to “Liquidity and funding management” and “Capital management” for more information, including our funding of the balance sheet and the leverage ratio.
Total shareholders’ equity was CHF 37.7 billion as of the end of 2023 compared to CHF 47.9 billion as of the end of 2022. Total shareholders’ equity was negatively impacted by losses on fair value elected liabilities relating to credit risk, a net loss attributable to shareholders and foreign exchange-related movements on cumulative translation adjustments, including a reclassification adjustment of prior cumulative translation adjustments relating to Credit Suisse AG, Luxembourg branch.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Note 31 – Derivatives and hedging activities” and “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse for further information on derivative instruments.
> Refer to “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse for further information on guarantees and similar arrangements and disclosure of our estimated maximum payment obligations under certain guarantees and related information.
> Refer to “Note 33 –Transfers of financial assets and variable interest entities” in V – Consolidated financial statements – Credit Suisse for further information on involvement with special purpose entities.
From time to time, we may issue subordinated and senior securities through SPEs that lend the proceeds to Bank entities.
Contractual obligations and other commercial commitments
In connection with our operating activities, we enter into certain contractual obligations and commitments to fund certain assets. Our contractual obligations and commitments include short and long-term on-balance sheet obligations as well as future contractual interest payments and off-balance sheet obligations.
> Refer to “Note 22 – Leases”, “Note 24 – Long-term debt” and “Note 32 – Guarantees and commitments” in V – Consolidated financial statements – Credit Suisse for further information.
Contractual obligations and other commercial commitments
	2023						2022
Payments due within	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total		Total
Off-balance sheet obligations (CHF million)
Due to banks	6,952	0	0	0	6,952		11,905
Customer deposits	202,432	723	24	248	203,427		234,554
Short-term borrowings	47,637	0	0	0	47,637		14,489
Long-term debt [1]	23,252	48,421	21,342	35,469	128,484	[2]	150,661	[2]
Contractual interest payments [3,4]	1,053	293	226	874	2,446	[5]	1,928
Trading liabilities	8,832	0	0	0	8,832		18,337
Brokerage payables	1,144	0	0	0	1,144		11,442
Operating lease obligations	247	451	310	638	1,646		2,024
Purchase obligations [3,6]	460	253	69	44	826		1,255
Total obligations [7]	292,009	50,141	21,971	37,273	401,394		446,595
1 Refer to "Note 24 – Long-term debt" in V – Consolidated financial statements – Credit Suisse for further information on long-term debt.
2 Included non-recourse liabilities from consolidated VIEs of CHF 1,492 million and CHF 2,096 million as of December 31, 2023 and 2022, respectively.
3 These obligations are excluded from “Other commitments” in Note 32 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse.
4
Includes interest payments on fixed rate long-term debt, fixed rate interest-bearing deposits (excluding demand deposits) and fixed rate short-term borrowings, which have not been effectively converted to variable rate on an individual instrument level through the use of swaps.

5
Due to the non-determinable nature of interest payments, the following notional amounts have been excluded from the table: variable rate long-term debt of CHF 40,046 million, variable rate short-term borrowings of CHF 5,428 million, variable rate interest-bearing deposits and demand deposits of CHF 83,682 million, fixed rate long-term debt and fixed rate interest-bearing deposits converted to variable rate on an individual instrument level through the use of swaps of CHF 14,577 million and CHF 44 million, respectively.

6 Purchase obligations include contractual obligations for certain professional services, occupancy, IT and other administrative expenses.
7
Excluded total accrued benefit liability for pension and other post-retirement benefit plans of CHF 216 million and CHF 247 million as of December 31, 2023 and 2022, respectively, recorded in other liabilities in the consolidated balance sheets, as the accrued liability does not represent expected liquidity needs. Refer to "Note 30 – Pension and other post-retirement benefits" in V – Consolidated financial statements – Credit Suisse for further information on pension and other post-retirement benefits.

[this page intentionally left blank]

IV – Corporate Governance
Corporate Governance
Overview
Board of Directors
Executive Board
Audit
Additional information

Corporate Governance
Overview
Credit Suisse’s corporate governance reflects our commitment to safeguard the interests of our stakeholders. Our corporate governance complies with internationally accepted standards, and we recognize the importance of good corporate governance. We know that transparent disclosure of our governance helps stakeholders assess the quality of Credit Suisse’s corporate governance and assists investors and other stakeholders in making informed decisions.
During the first quarter of 2023, there were no changes in the membership of the Board of Directors (Board) or the Executive Board. Following the announcement on March 19, 2023 that Credit Suisse Group AG would be acquired by UBS Group AG (UBS), the Board took steps to adapt the corporate governance of Credit Suisse both for the transition phase leading up to the legal merger of Credit Suisse Group AG with UBS on June 12, 2023 (closing date) and, in alignment with UBS, for the phase thereafter. Key developments in this regard include:
■ at the Annual General Meeting (AGM) 2023, seven of the existing twelve Board members stood for re-election, thus reducing the size of the Board to the minimum as stipulated in the then-valid Articles of Association (AoA) of Credit Suisse Group AG (Art. 15, para. 1);
■ the retirement of two Board committees, the Digital Transformation and Technology Committee (DTTC) and the Sustainability Advisory Committee (SAC) at the AGM 2023 leading to a simplified Board committee structure during the transition phase;
■ changes to the Board of Credit Suisse AG at an Extraordinary General Meeting (EGM) on June 12, 2023, including the appointment of a new Chairman of Credit Suisse AG (Chairman) and two Vice Chairs; five new members were elected to the Board from UBS: Lukas Gähwiler (Chairman), Jeremy Anderson (Vice Chair) and Mark Hughes, all UBS Board members, and Michelle Bereaux and Stefan Seiler, both UBS Group Executive Board members; four members remained on the Board: Mirko Bianchi (Audit Committee Chair until June 30, 2023), Clare Brady (Conduct and Financial Crime Control Committee Chair until October 31, 2023), Christian Gellerstad (Vice Chair until January 31, 2024), and Amanda Norton (Risk Committee Chair until November 30, 2023); and three members stepped down from the Board: Axel Lehmann, former Chairman of Credit Suisse Group AG, Iris Bohnet and Keyu Jin;
■ the combination of the former Governance and Nominations Committee and Compensation Committee into a single Governance, Nominations and Compensation Committee, chaired by Lukas Gähwiler, effective June 12, 2023 and the subsequent retirement of the Conduct and Financial Crime Control Committee (CFCCC), effective October 31, 2023, and the allocation of its responsibilities and authorities primarily to the Risk Committee;
■ changes to the Executive Board of Credit Suisse AG, effective June 12, 2023 (or at the latest June 23, 2023, depending upon the date of regulatory approval for certain individuals); nine new members were appointed to the Executive Board: Michael Ebert, Head of Investment Bank and Regional Head of Americas; Simon Grimwood, Chief Financial Officer (CFO); André Helfenstein, Head of Swiss Bank and Regional Head of Switzerland (André Helfenstein was previously an Executive Board member of Credit Suisse Group AG, but not of Credit Suisse AG); Isabelle Hennebelle, Head of Operations; Claude Honegger, Chief Technology Officer; Mike Rongetti, Head of Asset Management; Jake Scrivens, General Counsel; Yves-Alain Sommerhalder, Head of Wealth Management and Regional Head of EMEA; and Damian Vogel, Chief Risk Officer; four members remained on the Executive Board: Ulrich Körner, Chief Executive Officer (CEO) and UBS Group Executive Board member; Christine Graeff, Global Head of People; Francesca McDonagh, Chief Operating Officer; and Nita Patel, Chief Compliance Officer; and six members stepped down from the Executive Board: Francesco De Ferrari, former CEO Wealth Management; Markus Diethelm, former General Counsel; Joanne Hannaford, former Chief Technology and Operations Officer; Dixit Joshi, former CFO; Edwin Low, former CEO APAC; and David Wildermuth, former Chief Risk Officer;
■ the retirement of two Executive Board risk management committees, the Capital Allocation and Liability Management Committee and the Credit Suisse AG Parent Capital Allocation, Liability and Risk Management Committee, the relevant responsibilities of which were assumed by the Executive Board Risk Management Committee (ExB RMC), as well as the Credit Suisse Conduct Board, reflecting the progress achieved in the second half of 2023 with the integration of key Credit Suisse Treasury and people management governance and processes into UBS; and
■ further changes to the Board and Executive Board in the second half of 2023 and first quarter of 2024: Mirko Bianchi stepped down from the Board effective July 1, 2023 to assume the role of UBS Group Treasurer and Jeremy Anderson was appointed Audit Committee Chair; Amanda Norton stepped down from the Board effective December 1, 2023 and Mark Hughes was appointed Risk Committee Chair; Christian Gellerstad stepped down from the Board effective February 1, 2024; Francesca McDonagh and Isabelle Hennebelle stepped down from the Executive Board effective September 15, 2023 and January 26, 2024, respectively. Following the resignation of Christian Gellerstad from the Board, the required minimum size of the Board was changed from seven members to six in the AoA.
As of June 12, 2023, Credit Suisse became a wholly owned subsidiary of UBS and as such, subject to the corporate governance principles, guidelines and policies of UBS. The overarching organizational structure of Credit Suisse consisting of business divisions, regions and corporate functions, each headed up by an Executive Board member, remained in place after the acquisition by UBS with the objective that Credit Suisse could continue to operate as a global bank and comply with all laws and regulations within the jurisdictions in which it does business. At the same time, certain governance changes were implemented to facilitate the integration process. For example, while each of the Executive Board members maintained a direct reporting line to the CEO of Credit Suisse after the acquisition, they also now each report to the respective UBS Group Executive Board member at UBS to ensure close management and supervision of the integration of the business divisions, regions and corporate functions of Credit Suisse into the corresponding organizational areas of UBS. While the decision-making authorities of the Board and Executive Board of Credit Suisse remained largely unchanged, key business and personnel decisions at Credit Suisse additionally became subject to the internal approval authorities of UBS. Credit Suisse furthermore established an Integration Forum consisting of members of the Executive Board, the UBS Head of Integration (a UBS Group Executive Board member), as well as other key members of senior management at Credit Suisse and UBS with integration-related responsibilities. The Credit Suisse Integration Forum serves as the senior management body of Credit Suisse for managing the integration and making recommendations on future organizational design and business and control processes for review and decision at UBS.
Corporate Governance Framework
The Bank’s corporate governance framework consists of its governing bodies and its corporate governance policies and procedures, which define the competencies of the governing bodies and other corporate governance rules. The framework is embedded in and subject to the corporate governance policies of UBS, in line with Swiss corporate law and FINMA regulations, and substantially complies on a voluntary basis with the Swiss Code of Best Practice for Corporate Governance (Swiss Code), specifically with those recommendations that are applicable to non-listed companies.
The governing bodies of Credit Suisse are:
■ the General Meeting of Shareholders;
■ the Board of Directors;
■ the Executive Board; and
■ the external auditors.
UBS as the 100% owner and sole shareholder of Credit Suisse approves all required resolutions at the AGM, such as the consolidated financial statements, the election of members of the Board and the external auditors. The Board is responsible for the overall direction, supervision and control of the Bank, taking into account the strategy and interests of UBS, and appoints the members of the Executive Board. The Executive Board is responsible for the day-to-day operational management of the Bank’s business and for ensuring a smooth integration of the Bank’s business and infrastructure into UBS.

The Bank is engaged in the banking business and is organized into four divisions – Wealth Management, Swiss Bank, Asset Management and Non-core and Legacy (Including Investment Bank) – and the Corporate Center. Non-core and Legacy (including Investment Bank) includes positions and businesses not aligned with UBS’s strategy and policies, including the assets and liabilities of the former Capital Release Unit and certain assets and liabilities of Wealth Management, Swiss Bank, Asset Management and the Corporate Center. This division also includes all assets and liabilities of the former Investment Bank division, including positions and businesses not aligned with UBS’s strategy and policies, as well as, for reporting purposes, those positions and businesses that are being transitioned to the UBS Investment Bank. For corporate governance purposes and to ensure a clear delineation of responsibilities during the transition, the positions and businesses of Credit Suisse’s former Investment Bank that are being transitioned to the UBS Investment Bank and Non-core and Legacy are currently managed as separate organizational units within Credit Suisse.
The global divisions are complemented by the regions to support legal entity management oversight and, in close cooperation with UBS, maintain regulatory relationships at a regionally aligned level, as well as corporate functions that provide products, infrastructure and services to the divisions and regions. The Bank’s banking business is carried out through its legal entities, which are operational in various jurisdictions and subject to the governance rules and supervision of the regulators in those jurisdictions. The Bank has identified certain major subsidiary companies, which, in aggregate, account for a significant proportion of the Bank’s business operations.
> Refer to “Divisions” in I – Information on the company – Credit Suisse for further information.
These major subsidiaries are: Credit Suisse (Schweiz) AG, Credit Suisse Holdings (USA) Inc. and Credit Suisse International. Corporate governance at these major subsidiaries is closely aligned with the corporate governance of UBS, for example, through the appointment of a UBS board member to the board of the major subsidiary or, in the case of Credit Suisse (Schweiz) AG, through the appointment of the same board members as UBS Switzerland AG, the Swiss subsidiary of UBS. In accordance with Swiss banking law, the major subsidiaries are subject to consolidated supervision at the level of the Bank.
The Bank’s corporate governance framework is depicted in the chart above. The duties and responsibilities of the governing bodies are described in further detail in the sections below.
Corporate governance policies
The Bank’s corporate governance policies and procedures, adopted by the Board, are defined in a series of documents, including the following, which are available on our website at credit-suisse.com/governance:
Document

Description

Website
Articles of Association (AoA)

■ Defines the purpose of the business, the capital structure, the governing bodies and the basic organizational framework.
■ The AoA of Credit Suisse AG (Bank) is dated March 4, 2024.

Credit-suisse.com/articles
Organizational Guidelines and Regulations (OGR)

■ Defines the organizational structure of the Bank and the responsibilities and sphere of authority of the Board, the Executive Board and the various senior management bodies within the Bank, as well as the relevant escalation and reporting procedures.
■ The Board committee charters, which define the organization and responsibilities of the committees, form part of the OGR.
■ The OGR of Credit Suisse AG is dated March 28, 2024.

Credit-suisse.com/ogr
Upon the acquisition of Credit Suisse Group AG by UBS Group AG, Credit Suisse retired its Code of Conduct last updated on April 3, 2023. Effective June 12, 2023, the UBS Code of Conduct and Ethics ubs.com/code was applicable to all Credit Suisse employees. The UBS Code of Conduct and Ethics sets out the principles and practices that define our ethical standards, and the way we do business, which apply to all aspects of our business. All employees must affirm annually that they have read and will adhere to the code and other key policies, supporting a culture where ethical and responsible behavior is part of our everyday operations.
> Refer to “ubs.com/code” for more information.
Similarly, the Compensation Policy of the former Credit Suisse Group AG was retired, and the Board of Credit Suisse approved the adoption by Credit Suisse of the “UBS Total Reward Principles” and the UBS Group compensation framework, which are described in the UBS Compensation Report.
The summaries herein of the material provisions of our AoA and the Swiss Code of Obligations do not purport to be complete and are qualified in their entirety by reference to the AoA and the Swiss Code of Obligations.

Credit Suisse AG is a registered company in Switzerland and is a wholly owned subsidiary of UBS. The business purpose of the Bank, as set forth in Article 2 of its AoA, is to operate as a bank, with all related banking, finance, consultancy, service and trading activities in Switzerland and abroad. The AoA of the Bank sets forth its powers to establish new businesses, acquire a majority or minority interest in existing businesses and provide related financing as well as acquire, mortgage and sell real estate properties both in Switzerland and abroad.
> Refer to “II – Operating and financial review” for a detailed review of our operating results.
> Refer to “Note 39 – Significant subsidiaries and equity method investments” in V – Consolidated financial statements – Credit Suisse for a list of significant subsidiaries and associated entities.
Company details
Bank
Legal name	Credit Suisse AG
Business purpose	Operates as a bank
Registration details	Commercial register of the Canton of Zurich as of April 27, 1883; No. CHE-106.831.974
Date incorporated, with unlimited duration	July 5, 1856
Registered office	Paradeplatz 8 8001 Zurich Switzerland
Head office	Same as Registered office
Equity listing	Credit Suisse AG is not a publicly listed company - its equity is 100% owned by UBS Group AG
Authorized representative in the US	Credit Suisse (USA), Inc., 11 Madison Avenue, New York, New York, 10010
Branch locations	Bahrain, Cayman Islands, Dubai International Financial Centre, Dublin, Guernsey, Hong Kong, London, Luxembourg, Milan, Mumbai, Nassau, New York, Riyadh, Seoul, Shanghai, Singapore, Spain, Sydney, Taipei, Tokyo and Toronto
Sustainability and Environmental, Social and Governance
Prior to the acquisition, Credit Suisse had management structures and processes in place for the governance of sustainability, which was exercised both through established governance bodies at the Board and Executive Board level, as well as through boards and committees specifically focused on sustainability topics governance. Such governance bodies included the Board Sustainability Advisory Committee, which assisted the Board in fulfilling its oversight duties with respect to Credit Suisse’s sustainability strategy and an Executive Board level ESG Disclosure and Reporting Steering Committee, which provided oversight for Credit Suisse’s ESG disclosures. All of the sustainability-focused governance bodies and related processes at Credit Suisse were successively integrated within the UBS sustainability framework during the second half of 2023 to ensure a consistent, UBS Group-wide approach to sustainability.
> Refer to the “UBS Group AG Sustainability Report 2023” available under “Annual reporting” at ubs.com/investors for more information.
Shareholders
As a wholly owned subsidiary, the Bank has a single shareholder, UBS Group AG, holding 100% of the share capital.
The share capital of the Bank amounts to CHF 4,399,680,200, divided into 4,399,680,200 registered shares with a par value of CHF 1 each. There are no preferential rights associated with these shares, and no other classes of shares have been issued by Credit Suisse. There is no limitation under Swiss law or the AoA on the right to own Bank shares.
General meeting of shareholders
The general meeting of shareholders is convened by the Board or by the external auditors or by other persons in whom authority to do so has been vested by law. Under Swiss law, the AGM must be held within six months of the end of the fiscal year. An EGM shall take place when the Board considers this necessary or when requested by shareholders representing at least one-tenth of the share capital. Notice of the general meeting of shareholders shall be given at least 20 days before the date of the meeting and shall state the time and the place at which the meeting is to be held, the business to be transacted and the proposals. At the general meeting of shareholders, each share carries one vote.
The Chairman shall preside over the general meeting of shareholders or, in the Chairman’s absence, a Vice Chair or another Board member designated by the Board. The general meeting of shareholders shall adopt resolutions and decide elections by an absolute majority of the votes cast, except as otherwise prescribed by the mandatory provisions of the law or by the AoA of the Bank.
The general meeting of shareholders has the following powers which may not be delegated:
■ amending the AoA;
■ electing the members of the Board;
■ electing the independent auditors;
■ approving the management report, the consolidated financial statements and the annual statutory financial statements;
■ determining the allocation of the disposable profit;
■ determining interim dividends and the approval of the interim financial statements required for this purpose;
■ resolving on the repayment of the statutory capital reserve;
■ formally discharging the actions of the members of the Board and the Executive Board; and
■ passing resolutions on all matters which have been reserved to its authority by law or by the AoA or which have been, subject to Art. 716a of the Swiss Code of Obligations, submitted to the general meeting of shareholders by the Board.
Borrowing and raising funds
Neither Swiss law or our AoA restrict our power to borrow and raise funds in any way. The decision to borrow funds is passed by or under the direction of the Board, with no shareholders’ resolution required.

Board of Directors
General information
Membership and qualifications
Credit Suisse’s AoA (Chapter III, Section 6, Board of Directors, Art. 6.1) provide that the Board shall consist of a minimum of six members. Given the events of 2023, the size of the Board decreased due to the changed circumstances. At the beginning of 2023, the Board consisted of 12 members. After the announcement of the acquisition of Credit Suisse Group AG by UBS Group AG on March 19, 2023, the Board concluded that to carry out its oversight duties through the transition period from the AGM 2023 until the legal close of the acquisition, 12 Board members would not be required. At the AGM of Credit Suisse Group AG on April 4, 2023, seven members of the Board decided to stand for re-election, which was the minimum number of members at the time and were re-elected by shareholders. At the EGM of Credit Suisse on June 12, 2023, nine members of the Board were elected, of which five were UBS Board or Executive Board members and 4 were existing Board members of Credit Suisse. The Board currently consists of six members, three members having stepped down in the second half of 2023 and early 2024. Board members are elected at the AGM by our shareholder individually for a period of one year and are eligible for re-election. In exceptional cases, Board members are elected at an EGM for a period from their election until the next AGM. Each year, the Board appoints a Chairman and one or two Vice-Chairs from among its members. One year of office is understood to be the period of time from one AGM to the close of the next AGM. Members of the Board shall generally retire after having served on the Board for 12 years.
An overview of the Board and the committee membership is shown in the following table.
Members of the Board of Directors as of December 31, 2023
	Board member since	Non-executive		Governance, Nominations and Compensation Committee		Audit Committee	Risk Committee
Elected at 2023 AGM or 2023 EGM [1]
Lukas Gähwiler, Chairman	2023	Y		Chair		–	Member
Jeremy Anderson, Vice Chair	2023	Y		Member	[2]	Chair	–
Christian Gellerstad, Vice Chair [3]	2019	Y		Member		–	–
Michelle Bereaux	2023	N	[4]	–		Member	–
Clare Brady	2021	Y		–		Member	Member
Mark Hughes	2023	Y		–		–	Chair
Stefan Seiler	2023	N	[4]	Member		–	–
1
At the AGM of Credit Suisse AG on April 4, 2023, Clare Brady and Christian Gellerstand were re-elected as Board members, as were Mirko Bianchi and Amanda Norton, both of whom stepped down from the Board prior to December 31, 2023. At the EGM of Credit Suisse on June 12, 2023, UBS Group Board members Jeremy Anderson, Lukas Gähwiler and Mark Hughes were elected as members of the Board, as were UBS Group Executive Board members Michelle Bereaux and Stefan Seiler.

2 Jeremy Anderson was appointed to the Governance, Nominations and Compensation Committee effective February 1, 2024.
3 Christian Gellerstad stepped down from the Board effective February 1, 2024.
4 As members of the Group Executive Board at UBS, Michelle Bereaux and Stefan Seiler perform executive roles within UBS Group.
The background, skills and experience of our Board members are diverse and broad and include holding or having held top management positions at financial services and other companies in Switzerland and abroad, as well as leading positions in international organizations. The Board is composed of individuals with wide-ranging professional expertise in key areas including the management of client-facing businesses, finance, audit, and risk management. Diversity of culture, experience and opinion are important aspects of Board composition, as well as gender diversity. The Board is not subject to a specific diversity policy; however, the composition of our Board is in line with the guidance of the Swiss Code, which states that the board of directors should aim for suitable diversity in its members with regard to competencies, experience, gender, age, background and origin. The biographies of our Board members can be found online at Board of Directors – Credit Suisse (credit-suisse.com).
Meetings
In 2023, the Board held 28 meetings, of which 20 meetings were held prior to June 12, 2023 as joint meetings of the Boards of Credit Suisse Group AG and Credit Suisse AG. The members of the Board are encouraged to attend all meetings of the Board and the committees on which they serve.
Independence
According to Swiss banking regulation, the Board shall consist of at least one-third of independent directors as determined by the Board. FINMA may approve exceptions to this rule. In its independence determination, the Board takes into account the factors set forth in the FINMA Circular 2017/1 “Corporate Governance – Banking”, the rules of the Nasdaq, given that Credit Suisse has certain exchange traded notes (ETNs) listed on the Nasdaq, as well as the recommendations of the Swiss Code.

As of December 1, 2023, the Board consisted of two non-executive, independent directors, Clare Brady and Christian Gellerstad, out of seven, or just under one third, and as of February 1, 2024, one non-executive, independent director, Clare Brady. The three directors on the Board who concurrently hold UBS Board roles are non-executive, but not considered independent under the FINMA rules, as they represent UBS, a qualified shareholder of Credit Suisse. Considering the transitionary nature of the Board and the intention to merge Credit Suisse AG into UBS AG during 2024, FINMA has approved the current composition of the Board and its committees.
Segregation of duties
In accordance with Swiss banking law, the Bank operates under a dual board structure, which strictly segregates the duties of supervision, which are the responsibility of the Board, from the duties of management, which are the responsibility of the Executive Board. The roles of the Chairman (non-executive) and the CEO (executive) are separate and carried out by two different people.
Board responsibilities
In accordance with the OGR (Chapter II Board of Directors, Item 5.1), the Board delegates certain tasks to Board committees and delegates the management of the company and the preparation and implementation of Board resolutions to certain management bodies or executive officers to the extent permitted by law, in particular Article 716a and 716b of the Swiss Code of Obligations, and the AoA (Chapter III, Section 6, Board of Directors, Art. 6.3 of the Bank’s AoA).
With responsibility for the overall direction, supervision and control of the company and taking into account the strategy and interests of UBS, the Board:
■ approves our business and financial plans and risk appetite statement and overall risk limits;
■ appoints or dismisses the CEO and the members of the Executive Board and appoints or dismisses the head of Internal Audit as well as the regulatory auditor;
■ receives a status report at each ordinary meeting on our financial results, capital, funding and liquidity situation;
■ receives management information on a regular basis, which provide detailed information on our performance and financial status, as well as regular financial and non-financial risk reports outlining recent developments and outlook scenarios;
■ is provided by management with regular updates on key issues and significant events, as deemed appropriate or requested;
■ has access to all information concerning the Bank in order to appropriately discharge its responsibilities;
■ reviews and approves significant changes to our structure and organization;
■ approves the annual variable compensation for the Bank and the divisions and approves the compensation of the Board and Executive Board in the context of the annual UBS Group compensation process;
■ provides oversight on significant business and infrastructure projects; and
■ approves the recovery and resolution plans of the Bank and its major subsidiaries.
Conflicts of interest
According to our OGR (Chapter IX Special provisions, items 34.1, 34.2), the members of the Board, the Executive Board and the management forums of the divisions, regions and corporate functions are obliged to preserve the interests of Credit Suisse. Conflicts of interest of a personal nature, private or professional, potential conflicts of interest and even the appearance of conflicts of interest should be avoided. Any conflicts of interest with respect to a particular transaction, including conflicts of interest of persons or companies with whom the member has close personal relations, should be disclosed to the chair of the relevant governance body prior to the resolution process for such transaction. The affected member shall not become involved in the resolution process for such transaction.
Board committees
The Board has three standing committees: the Governance, Nominations and Compensation Committee, the Audit Committee and the Risk Committee. The committee members are appointed by the Board for a term of one year.
At each Board meeting, the Chairs of the committees report to the Board about the activities of the respective committees. In addition, the minutes and documentation of the committee meetings are accessible to all Board members. Each committee has its own charter, which has been approved by the Board and is integrated within the Organizational Guidelines and Regulations of Credit Suisse. Each standing committee performs a self-assessment once a year, where it reviews its own activities against the responsibilities listed in its charter.
Governance, Nominations and Compensation Committee
The primary function of the Governance, Nominations and Compensation Committee is to support the Board in fulfilling its duties with respect to overseeing the corporate governance and compensation practices of Credit Suisse, including the organization and composition of the Board and the selection and nomination of new Board members, the appointment of new Executive Board members, and the determination of compensation for Credit Suisse.
The key responsibilities and authorities of the Governance, Nominations and Compensation Committee include:
Corporate governance
■ oversee the maintenance of high standards of corporate governance in line with the UBS Group’s corporate governance; and;
■ review and recommend proposals on corporate governance matters to the Board for approval, including any changes to the structure and composition of the Board and its committees.

Nominations
■ assess candidates for Board membership, based on an agreed set of criteria and taking into account all applicable laws and provisions, as well as aspects relevant for ensuring an appropriate degree of diversity, and propose candidates for nomination by the Board; and
■ review and recommend the appointment of the CEO and the Executive Board members and, upon proposal by the Audit Committee Chair, the appointment of the Head of Internal Audit for approval by the Board.
Compensation
■ review the compensation framework and recommend its approval by the Board;
■ recommend, upon proposal of the CEO, the final annual performance award pool for approval by the Board;
■ review and recommend the compensation of the Executive Board members (excluding the CEO) for approval by the Board and review and recommend the CEO’s performance assessment and compensation for consideration by the UBS Group Compensation Committee; and
■ approve the total compensation for certain groups of employees.
Audit Committee
The primary function of the Audit Committee is to support the Board in fulfilling its oversight duties relating to financial reporting and internal controls over financial reporting, the effectiveness of the external and internal audit functions, and the effectiveness of whistleblowing procedures and legal and regulatory matters as relevant. The Audit Committee’s responsibility is one of oversight and review. Management is responsible for the preparation, presentation and integrity of the financial statements, while the external auditors are responsible for auditing the financial statements.
The key responsibilities and authorities of the Audit Committee include:
Financial statements
■ monitor the integrity of the financial statements and review and recommend the financial statements for approval by the Board;
■ review the organization, adequacy and completeness of the financial accounting and reporting processes, including the internal control system and procedures relating to the integrity of the financial statements, and review management’s Sarbanes-Oxley Act of 2002 Section 404 report on internal controls over financial reporting;
■ review significant accounting policies and practices, and compliance with accounting standards; and
■ review arrangements for compliance with legal, regulatory, tax and other requirements as these relate to the integrity of the financial statements or financial reporting.
External audit
■ oversee the relationship with and assess the qualifications, expertise, effectiveness, independence and performance of the external auditors;
■ review and approve the external auditors’ annual audit plan including the annual aggregate audit fees and review all required communications to the Audit Committee, as well as other significant communications between the external auditors and management; and
■ propose the regulatory auditors for appointment by the Board and review the regulatory audit plan and results of the regulatory audits.
Internal audit
■ monitor and assess the effectiveness, independence and performance of the Internal Audit function and the Head of Internal Audit; and
■ approve the Internal Audit annual audit plan and objectives and review significant audit findings and reports, staffing and budget of Internal Audit.
Whistleblowing and investigations
■ annually review the effectiveness of the firm’s whistleblowing policies and procedures and ensure that appropriate whistleblowing mechanisms are in place; and
■ review whistleblowing cases and reports on complaints made regarding accounting, auditing or related matters and receive the respective internal investigations reports.
Risk Committee
The Risk Committee is responsible for assisting the Board in fulfilling its risk management responsibilities in the areas of financial and non-financial risks (regulatory, compliance, financial crime, conduct and operational risk). The Risk Committee considers the potential effects of the aforementioned risks, including on Credit Suisse’s reputation. Following the retirement of the Conduct and Financial Crime Control Committee (CFCCC) on October 31, 2023, the Risk Committee assumed the majority of the responsibilities and authorities of the former CFCCC, thus bringing the scope of the Risk Committee oversight at Credit Suisse in alignment with that of UBS, which has oversight authority over the full spectrum of financial and non-financial risks.
The key responsibilities and authorities of the Risk Committee include:
Risk management and reporting:
■ review and assess the integrity and adequacy of the Risk and Compliance functions, including risk management and compliance frameworks and measurement approaches;
■ review and recommend to the Board the risk appetite for financial and non-financial risks;
■ assess the capital and liquidity planning, review the contingency funding plan and propose to the Board for approval;
■ regularly review relationships with top clients, major concentrations, and material transactions from a risk perspective;

■ review and assess the key features of the firm-wide risk management framework;
■ regularly review the reports on the financial and non-financial risk profile and material matters from the Risk and Compliance functions; and
■ regularly review the progress and effectiveness of the financial crime compliance remediation programs, as well as the findings from internal and external audits related to financial crime matters.
Credit Risk Review function:
■ mandate the Credit Risk Review function and approve its annual schedule and budget.
People:
■ annually meet with the Governance, Nominations and Compensation Committee to ensure that the compensation framework appropriately reflects risk awareness and risk management, as well as appropriate risk taking.
Audit and Risk Committee joint sessions
The Audit and Risk Committees regularly hold joint sessions to:
■ review the annual assessment of the adequacy and effectiveness of the internal control system and recommend it to the Board for approval; and
■ receive regular updates on legal matters, including regulatory remediation activities, as well as material findings from internal and external auditors on financial and non-financial risks.
Internal Audit
The Internal Audit function of Credit Suisse has been integrated within the UBS Group Internal Audit function and the Head of Internal Audit at Credit Suisse reports to the UBS Group Head of Internal Audit. The Head of Internal Audit also reports directly to the Audit Committee Chair and the Audit Committee directs and oversees the activities of the Internal Audit function of Credit Suisse.
Internal Audit performs an independent and objective assurance function that is designed to add value to our operations. Using a systematic approach, the Internal Audit team evaluates and enhances the effectiveness of Credit Suisse’s risk management, control and governance processes.
Internal Audit is responsible for carrying out periodic audits in line with the Internal Audit Charter, which is approved by the Audit Committee. It regularly and independently assesses the risk exposure of our various business activities, taking into account industry trends, strategic and organizational decisions, best practice and regulatory matters. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining key risk themes and specifying resource requirements for approval by the Audit Committee.
As part of its efforts to achieve best practice, Internal Audit regularly benchmarks its methods and tools against those of its peers. In addition, it submits periodic internal reports and summaries thereof to the management teams and the Audit Committee Chair. The Head of Internal Audit provides at least quarterly updates to the Audit Committee or more frequently as appropriate. Internal Audit coordinates its operations with the activities of the external auditor for maximum effect.
The Audit Committee annually assesses the performance and effectiveness of the Internal Audit function. In 2023, an external review of the Internal Audit function was performed. Based on the results of this external review, and after its own internal review of the Internal Audit function, the Audit Committee concluded that the Internal Audit function was effective and independent, with the appropriate resources to deliver on the Internal Audit Charter.

Executive Board
Membership
The Executive Board is the most senior management body of the Bank. Its members are appointed by the Board, based on the recommendation of the Governance, Nominations and Compensation Committee. As of December 31, 2023, the Executive Board consisted of 12 members and currently consists of 11 members, following the stepping down of Isabelle Hennebelle as Head of Credit Suisse Operations in January 2024. The CEO, Ulrich Körner, also serves as a UBS Group Executive Board member of UBS.
Members of the Executive Board as of December 31, 2023
	Executive Board member since	[1]	Role
Ulrich Körner, Chief Executive Officer	2021		CEO
Michael Ebert, Head of Investment Bank and Regional Head of Americas	2023		Divisional Head / Regional Head
Christine Graeff, Global Head of People	2022		Corporate Function Head
Simon Grimwood, Chief Financial Officer	2023		Corporate Function Head
André Helfenstein, Head of Swiss Bank and Regional Head of Switzerland [1]	2023		Divisional Head / Regional Head
Isabelle Hennebelle, Head of Credit Suisse Operations [2]	2023		Corporate Function Head
Claude Honegger, Chief Technology Officer	2023		Corporate Function Head
Nita Patel, Chief Compliance Officer	2022		Corporate Function Head
Mike Rongetti, Head of Asset Management	2023		Divisional Head
Jake Scrivens, General Counsel	2023		Corporate Function Head
Yves-Alain Sommerhalder, Head of Wealth Management and Regional Head of EMEA	2023		Divisional Head / Regional Head
Damian Vogel, Chief Risk Officer	2023		Corporate Function Head
1 André Helfenstein was an Executive Board member of the former Credit Suisse Group AG from 2022 until June 12, 2023.
2 Isabelle Hennebelle stepped down from the Executive Board effective January 26, 2024.
Responsibilities
The Executive Board is responsible for the day-to-day operational management of the Bank under the leadership of the CEO. As part of its main duties and responsibilities, the Executive Board:
■ establishes the strategic business plans for the Bank overall as well as for the principal businesses, subject to approval by the Board and in accordance with the strategies, objectives and guidelines of UBS;
■ regularly reviews and coordinates significant initiatives, projects and business developments in the divisions, regions and corporate functions, including important risk management matters;
■ regularly reviews the consolidated and divisional financial performance, including progress on key performance indicators, as well as the Bank’s capital and liquidity positions and those of its major subsidiaries;
■ reviews and approves business transactions, including mergers, acquisitions, establishment of joint ventures and establishment of subsidiary companies; and
■ approves key policies for the Bank in alignment with UBS-Group wide policies.
Executive Board committees
The Executive Board maintains two standing committees, which meet regularly throughout the year and/or as required. These committees are:
■ ExB RMC: co-chaired by the Bank’s CEO, CRO and CCO: the ExB RMC is primarily responsible for steering and monitoring the development and execution of the Bank’s risk management strategy, in line with the risk management framework approved by the Board. The ExB RMC approves risk limit applications that require final approval by the Risk Committee or the Board and is also responsible for assessing the appropriateness and efficiency of the internal control system and serves as an escalation point for risk issues raised by subordinated risk committees or Executive Board members.
■ Valuation Risk Management Committee (VARMC): the VARMC is responsible for establishing policies regarding the valuation of certain material assets and the policies and calculation methodologies applied in the valuation process. Further, the VARMC is responsible for monitoring and assessing valuation risks, reviewing inventory valuation conclusions and directing the resolution of significant valuation issues.
Retired Executive Board committees
In the context of the integration, the following Executive Board committees were retired during 2023:
■ Capital Allocation and Liability Management Committee (CALMC): the responsibilities of the CALMC were partly integrated into the ExB RMC during the second half of 2023 and otherwise absorbed into the responsibilities of the UBS Group Asset and Liability Committee.
■ Credit Suisse AG Parent Capital Allocation, Liability and Risk Management Committee (CS AG Parent CALRMC): the

responsibilities of the CS AG Parent CALRMC were integrated into the ExB RMC during the second half of 2023.
■ CS Conduct Board: the CS Conduct Board was responsible for overseeing the global disciplinary process at Credit Suisse, which was integrated within the UBS Group Incidences and Consequences framework at year-end 2023 and the CS Conduct Board was retired accordingly.
■ CS Culture and Values Board: the CS Culture and Values Board was newly established in April 2023 to implement corporate culture programs and initiatives and subsequently retired in August 2023 as part of the integration and reflecting the objective of UBS to establish a single UBS Group-wide culture program.
> Refer to “Risk management” in III – Treasury, Risk, Balance sheet and Off-balance sheet for further information on our risk management oversight.
Audit
External Audit
External Audit forms an integral part of the Bank’s corporate governance framework and plays a key role by providing an independent assessment of our operations and internal controls. The Audit Committee is responsible for the oversight of the external auditor. The external auditor reports directly to the Audit Committee and the Board with respect to its audit of the Bank’s financial statements. The Audit Committee pre-approves the retention of, and fees paid to, the external auditor for all audit and non-audit services.
> Refer to “Audit Committee” in Board of Directors – Board committees for further information on the responsibilities of the Audit Committee.
Principal external auditor
Credit Suisse retains a single global audit firm as its principal external auditor to perform both the statutory (financial) audit and the regulatory audit work mandated by FINMA. The AGM elects the statutory auditor annually, while the Board is responsible for the appointment of the regulatory auditor.
Our principal external auditor is PricewaterhouseCoopers AG (PwC), Birchstrasse 160, 8050 Zurich, Switzerland. The mandate was first given to PwC for the fiscal year ending December 31, 2020. The Bank is not subject to mandatory external audit firm rotation requirements; however, the lead audit partners are subject to periodic rotation requirements. Audit partner rotation is key to ensuring the highest level of audit quality. In general, audit partners with key roles or signing obligations for the Bank or material Bank entities are subject to a maximum of five years of service. Audit partners with roles overseeing non-material Bank entities or serving a supplemental role are subject to a maximum of seven years of service. Specialist partners, including, but not limited to, IT, valuation, tax and forensic areas are not subject to mandated rotation. The lead Bank engagement partners are Matthew Falconer, Global Lead Partner, Matthew Goldman, Bank Engagement Partner and Andrin Bernet, Lead Regulatory Audit Partner.
> Refer to “Audit Committee” in Board of Directors – Board committees for further information.
Following its acquisition of Credit Suisse Group AG, UBS Group AG intends to appoint the UBS external auditor, Ernst & Young Ltd (EY), to conduct the financial and regulatory audits for the acquired subsidiaries of Credit Suisse Group AG, including Credit Suisse, for the financial year 2024, dismissing PwC and consolidating the financial and regulatory audits UBS-wide with EY. In January 2024, the Board therefore approved, upon the recommendation of the Audit Committee, the appointment of EY as the regulatory and statutory auditor of Credit Suisse for the financial year ending December 31, 2024, subject to the election of EY as the statutory auditor at the 2024 AGM of Credit Suisse on April 23, 2024. PwC was re-elected at the 2023 and 2022 AGM of Credit Suisse and will continue in office until they complete the audit for the fiscal year ended December 31, 2023.
Auditor independence
In connection with the UBS acquisition of Credit Suisse Group AG on June 12, 2023, PwC completed an independence assessment to evaluate the services and relationships with the entities that became affiliates of Credit Suisse on the closing date that may bear on PwC’s independence under the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB) independence rules. The following relationships were identified that are inconsistent with the auditor independence rules provided in SEC Rule 2-01 of Regulation S-X and by the PCAOB:
■ An affiliate of UBS was the global custodian of the PwC pension funds, which qualified as an impermissible brokerage account. The impermissible account was closed and the transfer of the assets to another brokerage firm was completed on June 15, 2023.
■ Certain professionals of PwC and PwC member firms who are covered persons with respect to the audit of UBS under PCAOB standards held impermissible brokerage accounts with affiliates of UBS. The impermissible accounts were closed and the transfers of the assets to other brokerage firms were completed between June 13, 2023 through July 17, 2023.

Subsequent to the completion of the independence assessment and the closing date of the transaction, the following relationship and service was identified:
■ A covered person with respect to the audit under PCAOB standards held impermissible brokerage accounts with an affiliate of UBS. The accounts for this individual were closed shortly after the breach was identified.
■ An impermissible non-audit service was provided to a subsidiary of UBS in Romania where PwC operated as tax agent on behalf of the subsidiary. The service was terminated shortly after the breach was identified subsequent to the close of the transaction.
For each of the relationships and service identified, PwC provided the Audit Committee with an overview of the facts and circumstances, including the nature of the relationships and service and the periods over which they existed. The Audit Committee and PwC assessed the matters identified and concluded that, based on the totality of the information available, PwC continues to be objective and impartial, and that a reasonable investor with knowledge of all relevant facts and circumstances of the relationships and service described herein would conclude that PwC has been and is capable of exercising objective and impartial judgment on all issues encompassed within PwC’s audit of Credit Suisse’s financial statements for the period ended December 31, 2023. In forming this conclusion, the Audit Committee and PwC noted that (i) all impermissible relationships and service were instructed to be terminated in a timely manner post identification;(ii) all but one of the covered persons did not provide any services to Credit Suisse in the period that they were holding impermissible accounts and for the one individual who provided services, it was limited to less than 20 hours of audit services to immaterial subsidiaries of Credit Suisse; and (iii) the impermissible service provided related to an immaterial UBS subsidiary which is not subject to audit by PwC.
Governance
The Audit Committee monitors and pre-approves the fees to be paid to the principal external auditor for its services. It has developed and approved a policy on the engagement of public accounting firms that is designed to help ensure that the independence of the external auditor is maintained at all times.
The policy limits the scope of services that the principal external auditor may provide to us or any of our subsidiaries in connection with its audit and stipulates certain permissible types of non-audit services, including audit-related services and tax services that have been pre-approved by the Audit Committee. The principal external auditor is required to report periodically to the Audit Committee about the scope of the services it has provided and the fees for the services it has performed to date. The principal external auditor also provides a report as to its independence to the Audit Committee at least once a year. In accordance with our pre-approval policy and as in prior years, all non-audit services provided in 2023 were pre-approved.
The fees paid to PwC as the Bank’s principal external auditors for the financial year 2023 and 2022 are provided in the following table.
Fees paid to the principal external auditor
for financial year	2023	2022	% change
Fees (CHF million)
Audit services [1]	91.7	76.4	20
Audit-related services [2]	2.6	1.5	73
Tax services [3]	0.2	0.2	0
1
Audit services include the integrated audit of the Bank's consolidated and statutory financial statements, interim reviews and comfort and consent letters. Additionally, they include all assurance and attestation services related to the regulatory filings of the Bank and its subsidiaries. Audit fees exclude value-added taxes.

2
Audit-related services are primarily in respect of: (i) reports related to the Bank's compliance with provisions of agreements or calculations required by agreements; (ii) accounting advice; (iii) audits of private equity funds and employee benefit plans; and (iv) regulatory advisory services.

3
Tax services are in respect of tax compliance and consultation services, including: (i) preparation and/or review of tax returns of the Bank and its subsidiaries;
(ii) assistance with tax audits and appeals; and (iii) confirmations relating to the Qualified Intermediary status of Bank entities.

The principal external auditor attends all meetings of the Audit Committee and reports on the findings of its audit and/or interim review work. The Audit Committee reviews the principal external auditor’s audit plan on an annual basis and evaluates the performance of the principal external auditor and its senior representatives in fulfilling their responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the principal external auditor, subject to shareholder approval as required by Swiss law.
Additional information
Banking relationships with Board and Executive Board members
The Bank is a global financial services provider. Many of the members of the Board and the Executive Board, their close family members or companies associated with them maintain banking relationships with us. The Bank or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Board or the Executive Board have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. Relationships with members of the Board or the Executive Board and such companies were in the ordinary course of business and entered into on an arm’s length basis at prevailing market conditions. Also, unless otherwise noted, all loans to members of the Board, members of the Executive Board, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2023, 2022 and 2021, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.

Other information
Complying with rules and regulations
We fully adhere to Swiss corporate law, Swiss banking regulations, including the requirements stipulated in the FINMA Circular 2017/1 Corporate Governance – Banks, as well as those principles set out in the Swiss Code of Best Practice for Corporate Governance, dated November 14, 2022, which are applicable to companies that are not publicly listed.
In connection with the listing of certain of the Bank’s exchange traded notes on Nasdaq, we are exempt from Nasdaq’s corporate governance standards on the basis of being a subsidiary of UBS or given the nature of the securities in question. As a wholly owned subsidiary of a parent that satisfies the requirements of Rule 10A-3(c)(2), we are exempt from the requirements of Rule 10A-3 and do not have an independent audit committee as defined in Rule 10A-3.
Cybersecurity governance
Cybersecurity, as one of the inherently highest and most rapidly evolving non-financial risks, is a key focus for the Board. At the Board level, the oversight of cybersecurity risk is primarily covered by the Risk Committee through a combination of (i) regular reporting as part of the non-financial risk reports, and (ii) dedicated deep-dives on specific cybersecurity topics, including summaries and assessments of actual cybersecurity incidents in the industry, assessments of the firm’s security posture and related continuous improvement measures.
With respect to the Board, Jeremy Anderson and Mark Hughes, both members of the Board of UBS Group AG and UBS AG, have expertise in technology and cybersecurity. Mr. Anderson is an IT expert, having started out as a software developer in the early 1980s, before working in IT consulting and developing a broad knowledge of systems integration and IT outsourcing services, as well as software development. He cemented his reputation as a tech specialist by becoming a founding sponsor of KPMG’s Global Fintech Network in 2014. Mr. Hughes gained substantial experience overseeing cybersecurity risk as the group Chief Risk Officer at Royal Bank of Canada.
Within the Credit Suisse management organization, the responsibility for assessing and managing cybersecurity risk is assigned to the Chief Information Security Officer function, which is within the Technology organization. The Chief Information Security Officer at Credit Suisse is a direct report of the UBS Group Chief Information Security Officer, who, during the integration, has a dual reporting line into the UBS Group Operations and Technology Officer and the Credit Suisse Head of Technology. The Cyber & Technology Risk function, which resides in the CRO organization, provides independent oversight and challenge of cybersecurity risk. The Head of Non-Financial Risk and Cyber & Technology Risk at Credit Suisse is a direct report of the CRO and also has a dual reporting line into the UBS Group Compliance, Regulatory and Governance (GCRG) organization, which provides oversight of non-financial risks. The senior managers who head the respective functions within the Technology and CRO areas are longstanding professionals with the appropriate expertise and experience, including holding leadership roles in cybersecurity and information security management and policy in government and with other leading global financial institutions.
The processes through which these functions keep informed about and actively monitors the prevention, detection, mitigation and remediation of cybersecurity incidents are embedded within the overall UBS Group framework for assessing and managing cybersecurity risk.
> Refer to Non-financial risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management for further information about Credit Suisse’s management of cybersecurity risk.
Fiduciary duties and indemnification
The Swiss Code of Obligations requires directors and members of senior management to safeguard the interests of the corporation and, in connection with this requirement, imposes the duties of care and loyalty on directors and members of senior management. While Swiss law does not have a specific provision on conflicts of interest, the duties of care and loyalty are generally understood to disqualify directors and members of senior management from participating in decisions that could directly affect them. Directors and members of senior management are personally liable to the corporation for any breach of these provisions.
The Bank’s AoA do not contain provisions regarding the indemnification of directors and officers. According to Swiss statutory law, an employee has a right to be indemnified by the employer against losses and expenses incurred by such person in the execution of such person’s duties under an employment agreement, unless the losses and expenses arise from the employee’s gross negligence or willful misconduct.
It is UBS’s policy to indemnify current and former directors and/or employees against certain losses and expenses in respect of service as a director or employee of a UBS entity, including Credit Suisse and its affiliates. Directors, officers and employees of Credit Suisse and its subsidiaries are subject to and covered by the UBS Directors and Officers Indemnification policy. In addition, UBS maintains directors’ and officers’ insurance for our directors and officers. Prior to the acquisition by UBS, Credit Suisse Group AG had a firm-wide indemnification policy and procured run-off directors’ and officers’ insurance to provide coverage for matters arising prior to June 12, 2023.

[this page intentionally left blank]

V – Consolidated financial statements – Credit Suisse
Report of the Independent Registered Public Accounting Firm
Consolidated financial statements
Notes to the consolidated financial statements
Controls and procedures

1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Segment information
5 Net interest income
6 Commissions and fees
7 Trading revenues
8 Other revenues
9 Provision for credit losses
10 Compensation and benefits
11 General and administrative expenses
12 Restructuring expenses
13 Revenue from contracts with customers
14 Securities borrowed, lent and subject to repurchase agreements
15 Investment securities
16 Other investments
17 Loans
18 Financial instruments measured at amortized cost and credit losses
19 Goodwill
20 Other intangible assets
21 Other assets and other liabilities
22 Leases
23 Deposits
24 Long-term debt
25 Accumulated other comprehensive income
26 Offsetting of financial assets and financial liabilities
27 Tax
28 Employee deferred compensation
29 Related parties
30 Pension and other post-retirement benefits
31 Derivatives and hedging activities
32 Guarantees and commitments
33 Transfers of financial assets and variable interest entities
34 Financial instruments
35 Assets pledged and collateral
36 Capital adequacy
37 Assets under management
38 Litigation
39 Significant subsidiaries and equity method investments
40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)

Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers AG, Zurich, Switzerland, PCAOB ID 1358
Report of Independent Registered Public Accounting Firm To the Board of Directors and shareholder of Credit Suisse AG Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Credit Suisse AG and its subsidiaries (the “Bank”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Fair Value of Certain Level 3 Financial Instruments As described in Note 34 to the consolidated financial statements, the Bank carried CHF 7,481 million of its assets and CHF 6,832 million of its liabilities measured at fair value on a recurring basis that are categorized as level 3 of the fair value hierarchy as of December 31, 2023. For these financial instruments, for which no prices are available and which have significant unobservable inputs, the determination of fair value may require the use of either industry standard models or internally developed proprietary models, as well as subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. The significant unobservable inputs used by management to determine the fair value of certain of these level 3 financial instruments included (i) correlation, (ii) market implied life expectancy, in years, (iii) UK mortality, (iv) price, (v) volatility, and (vi) credit spread. The principal considerations for our determination that performing procedures relating to the fair value of certain level 3 financial instruments is a critical audit matter are (i) the significant judgment by management in determining the fair value of these financial instruments, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to the fair value of these financial instruments, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the fair value of financial instruments, including controls over the Bank’s models, inputs, and data. These procedures also included, among others, for a sample of financial instruments, the involvement of professionals with specialized skill and knowledge to assist in (i) developing an independent estimate of fair value or (ii) testing management’s process to determine the fair value of these financial instruments. Developing an independent estimate involved (i) testing the completeness and accuracy of data provided by management, (ii) evaluating and utilizing management’s significant unobservable inputs or developing independent significant unobservable inputs, and (iii) comparing management’s estimate to the independently developed estimate of fair value. Testing management’s process to determine the fair value involved (i) evaluating the reasonableness of management’s significant unobservable inputs, (ii) evaluating the appropriateness of the techniques used, and (iii) testing the completeness and accuracy of data used by management to determine the fair value of these instruments. Allowance for Credit Losses on Certain Collectively Evaluated Corporate and Institutional Loans As described in Notes 1 and 18 to the consolidated financial statements, the Bank’s allowance for credit losses on collectively evaluated corporate and institutional loans was CHF 352 million on corporate and institutional loans held at amortized cost of CHF 82,169 million as of December 31, 2023. The credit loss amounts were based on a forward-looking, lifetime current expected credit losses (“CECL”) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The Bank’s estimation of CECL on certain corporate and institutional loans portfolios considered three future macroeconomic scenarios: a baseline scenario, a mild downside scenario and a severe downside scenario. The estimation and application of forward-looking information required a combination of expert judgment and quantitative analysis. The scenarios were probability-weighted according to management’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends. The principal considerations for our determination that performing procedures relating to the allowance for credit losses on certain collectively evaluated corporate and institutional loans is a critical audit matter are (i) the significant judgment and estimation by management in developing future macroeconomic scenarios and related probability weights, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence obtained, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s expected credit loss process, including controls over the Bank’s models, data, macroeconomic scenarios and related probability weights. The procedures also included, among others, testing management’s process for estimating expected credit losses, which included (i) evaluating the appropriateness of the model methodologies used to determine the allowance for credit losses, (ii) testing the completeness and accuracy of data used in the estimate, (iii) evaluating the reasonableness of certain macroeconomic factors, (iv) evaluating the reasonableness of management’s probability weighting of macroeconomic scenarios, and (v) for a sample, evaluating the reasonableness of management’s model overlays. The procedures included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of model methodologies and assist in evaluating the audit evidence. Litigation provisions As described in Note 38 to the consolidated financial statements, the Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Bank’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. As of December 31, 2023, the Bank has recorded litigation provisions of CHF 1,510 million. Management’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which management believes an estimate is possible is zero to CHF 3.2 billion. The principal considerations for our determination that performing procedures relating to the litigation provisions is a critical audit matter are the significant judgment by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss or ranges of loss for certain matters can be made, which in turn led to a high degree of auditor judgment, subjectivity, and effort in evaluating management’s assessment of certain litigation provisions and related disclosures. Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the litigation provisions, including controls over determining whether a loss is probable and whether the amount of loss can be reasonably estimated, as well as controls over the related financial statement disclosures. These procedures also included, among others, obtaining and evaluating the letters of audit inquiry with internal and external legal counsel, targeted inquiries with external counsel, evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and evaluating the sufficiency of the Bank’s litigation provisions and related disclosures. /s/ PricewaterhouseCoopers AG March 28, 2024 We have served as the Bank’s auditor since 2020.

106-I

[this page intentionally left blank]
106-II

Consolidated financial statements
Consolidated statements of operations
in	Note	2023	2022	2021
Consolidated statements of operations (CHF million)
Interest and dividend income	5	17,043	12,265	9,593
Interest expense	5	(13,632)	(6,868)	(3,668)
Net interest income	5	3,411	5,397	5,925
Commissions and fees	6	5,356	8,861	13,180
Trading revenues	7	(2,116)	(525)	2,371
Other revenues	8	13,239	1,480	1,566
Net revenues		19,890	15,213	23,042
Provision for credit losses	9	1,028	15	4,209
Compensation and benefits	10	7,882	7,689	8,011
General and administrative expenses	11	10,808	9,338	8,581
Commission expenses		693	1,012	1,243
Goodwill impairment	19	2,346	23	976
Restructuring expenses	12	393	467	113
Total other operating expenses		14,240	10,840	10,913
Total operating expenses		22,122	18,529	18,924
Income/(loss) before taxes		(3,260)	(3,331)	(91)
Income tax expense	27	854	3,973	938
Net income/(loss)		(4,114)	(7,304)	(1,029)
Loss attributable to noncontrolling interests		(73)	(31)	(100)
Net income/(loss) attributable to shareholders		(4,041)	(7,273)	(929)
Consolidated statements of comprehensive income
in	2023	2022	2021
Comprehensive income/(loss) (CHF million)
Net income/(loss)	(4,114)	(7,304)	(1,029)
Gains/(losses) on cash flow hedges	651	(1,222)	(300)
Foreign currency translation	(880)	(263)	786
Unrealized gains/(losses) on securities	18	(26)	0
Actuarial gains/(losses)	(26)	(158)	30
Net prior service credit/(cost)	1	(3)	5
Gains/(losses) on liabilities related to credit risk	(4,784)	5,956	387
Other comprehensive income/(loss), net of tax	(5,020)	4,284	908
Comprehensive income/(loss)	(9,134)	(3,020)	(121)
Comprehensive income/(loss) attributable to noncontrolling interests	(121)	(39)	(72)
Comprehensive income/(loss) attributable to shareholders	(9,013)	(2,981)	(49)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets
end of	Note	2023	2022
Assets (CHF million)
Cash and due from banks		124,966	67,746
of which reported at fair value		128	198
of which reported from consolidated VIEs		161	229
Interest-bearing deposits with banks		383	387
of which reported at fair value		0	14
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	14	47,213	58,798
of which reported at fair value		26,237	40,793
of which reported from consolidated VIEs		1	0
Securities received as collateral, at fair value		2,222	2,978
of which encumbered		1,888	2,220
Trading assets, at fair value	34	21,727	65,955
of which encumbered		5,271	21,874
of which reported from consolidated VIEs		1,115	2,588
Investment securities	15	1,421	1,717
of which reported at fair value		4	796
of which encumbered		1,248	1,248
Other investments	16	4,017	5,463
of which reported at fair value		2,368	3,730
of which reported from consolidated VIEs		478	781
Net loans	17	216,741	268,104
of which reported at fair value		2,458	7,358
of which encumbered		23	103
of which reported from consolidated VIEs		161	3,410
allowance for credit losses		(1,680)	(1,362)
Goodwill	19	456	2,868
Other intangible assets	20	322	452
of which reported at fair value		305	403
Brokerage receivables		2,216	13,818
allowance for credit losses		0	(4,081)
Other assets	21	30,823	41,753
of which reported at fair value		3,758	8,947
of which reported from consolidated VIEs		1,412	4,594
of which loans held-for-sale (amortized cost base)		10,937	8,378
allowance for credit losses - other assets held at amortized cost		(53)	(37)
Total assets		452,507	530,039
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated balance sheets (continued)
end of	Note	2023	2022
Liabilities and equity (CHF million)
Due to banks	23	6,952	11,905
of which reported at fair value		100	490
Customer deposits	23	203,427	234,554
of which reported at fair value		1,655	2,464
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	14	955	20,371
of which reported at fair value		356	14,133
Obligation to return securities received as collateral, at fair value		2,222	2,978
Trading liabilities, at fair value	34	8,832	18,337
of which reported from consolidated VIEs		3	1,063
Short-term borrowings		47,637	14,489
of which reported at fair value		4,012	6,783
of which reported from consolidated VIEs		10	3,137
Long-term debt	24	128,484	150,661
of which reported at fair value		32,874	57,919
of which reported from consolidated VIEs		1,492	2,096
Brokerage payables		1,144	11,442
Other liabilities	21	14,738	16,826
of which reported at fair value		1,500	2,286
of which reported from consolidated VIEs		127	189
Total liabilities		414,391	481,563
Common shares		4,400	4,400
Additional paid-in capital		51,232	50,879
Retained earnings		2,062	7,659
Accumulated other comprehensive income/(loss)	25	(20,039)	(15,067)
Total shareholders' equity		37,655	47,871
Noncontrolling interests		461	605
Total equity		38,116	48,476

Total liabilities and equity		452,507	530,039
> Refer to “Note 32 – Guarantees and commitments” and “Note 38 – Litigation” for information on commitments and contingencies.

end of	2023	2022
Additional share information
Par value (CHF)	1.00	1.00
Issued shares	4,399,680,200	4,399,680,200
Shares outstanding	4,399,680,200	4,399,680,200
The Bank's total share capital is fully paid and consists of 4,399,680,200 registered shares as of December 31, 2023. Each share is entitled to one vote. The Bank has no warrants on its own shares outstanding.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings		AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2023 (CHF million)
Balance at beginning of period	4,400	50,879	7,659		(15,067)	47,871	605	48,476
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–		–	–	(23)	(23)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–		–	–	26	26
Net income/(loss)	–	–	(4,041)		–	(4,041)	(73)	(4,114)
Cumulative effect of accounting changes, net of tax	–	–	(5)		–	(5)	–	(5)
Total other comprehensive income/(loss), net of tax	–	–	–		(4,972)	(4,972)	(48)	(5,020)
Share-based compensation, net of tax	–	345	–		–	345	–	345
Dividends on share-based compensation, net of tax	–	10	–		–	10	–	10
Dividends paid	–	–	–		–	–	(3)	(3)
Changes in scope of consolidation, net	–	–	–		–	–	(4)	(4)
Other	–	(2)	(1,551)	[3]	–	(1,553)	(19)	(1,572)
Balance at end of period	4,400	51,232	2,062		(20,039)	37,655	461	38,116
2022 (CHF million)
Balance at beginning of period	4,400	47,417	14,932		(19,359)	47,390	697	48,087
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–		–	–	(64)	(64)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–		–	–	79	79
Net income/(loss)	–	–	(7,273)		–	(7,273)	(31)	(7,304)
Total other comprehensive income/(loss), net of tax	–	–	–		4,292	4,292	(8)	4,284
Share-based compensation, net of tax	–	195	–		–	195	–	195
Dividends on share-based compensation, net of tax	–	(14)	–		–	(14)	–	(14)
Dividends paid	–	(570)	–		–	(570)	(1)	(571)
Changes in scope of consolidation, net	–	–	–		–	–	(66)	(66)
Other	–	3,851	–		–	3,851	(1)	3,850
Balance at end of period	4,400	50,879	7,659		(15,067)	47,871	605	48,476
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
Includes a prior cumulative translation adjustments of CHF 1,530 million relating to Credit Suisse AG, Luxembourg Branch. The direct reclassification within equity to retained earnings was the result of the transfer of the operations of Credit Suisse AG, Luxembourg Branch to UBS AG, Zurich, which qualified as a common control transaction.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of changes in equity (continued)
	Attributable to shareholders
	Common shares/ participa- tion secu- rities	Additional paid-in capital	Retained earnings	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
2021 (CHF million)
Balance at beginning of period	4,400	46,232	15,871	(20,239)	46,264	795	47,059
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	(46)	(46)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	27	27
Net income/(loss)	–	–	(929)	–	(929)	(100)	(1,029)
Total other comprehensive income/(loss), net of tax	–	–	–	880	880	28	908
Share-based compensation, net of tax	–	125	–	–	125	–	125
Dividends on share-based compensation, net of tax	–	(9)	–	–	(9)	–	(9)
Dividends paid	–	–	(10)	–	(10)	(1)	(11)
Changes in scope of consolidation, net	–	–	–	–	–	(3)	(3)
Other	–	1,069	–	–	1,069	(3)	1,066
Balance at end of period	4,400	47,417	14,932	(19,359)	47,390	697	48,087
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows
in	2023	2022	2021
Operating activities (CHF million)
Net income/(loss)	(4,114)	(7,304)	(1,029)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities (CHF million)
Impairment, depreciation and amortization	5,520	1,540	2,227
Provision for credit losses	1,028	15	4,209
Deferred tax provision/(benefit)	280	3,772	164
Share-based compensation	431	745	886
Valuation adjustments relating to long-term debt	5,448	(14,434)	1,140
Share of net income/(loss) from equity method investments	132	(109)	(181)
Trading assets and liabilities, net	29,229	35,806	27,302
(Increase)/decrease in other assets	18,816	1,750	16,082
Increase/(decrease) in other liabilities	(10,393)	(7,316)	(13,453)
Debt extinguishment	(14,113)	0	0
Other, net	(250)	(106)	(454)
Total adjustments	36,128	21,663	37,922
Net cash provided by/(used in) operating activities	32,014	14,359	36,893
Investing activities (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	(31)	885	(6)
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(2,370)	38,854	(8,895)
Purchase of investment securities	(718)	(1,230)	(630)
Proceeds from sale of investment securities	845	44	0
Maturities of investment securities	33	229	184
Investments in subsidiaries and other investments	(165)	(286)	(2,049)
Proceeds from sale of other investments	464	509	615
(Increase)/decrease in loans	39,114	19,303	(3,935)
Proceeds from sales of loans	5,008	2,754	5,371
Capital expenditures for premises and equipment and other intangible assets	(301)	(1,254)	(1,254)
Proceeds from sale of premises and equipment and other intangible assets	0	0	3
Disposal of business	9,236	0	0
Other, net	182	590	457
Net cash provided by/(used in) investing activities	51,297	60,398	(10,139)
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated statements of cash flows (continued)
in	2023	2022	2021
Financing activities (CHF million)
Increase/(decrease) in due to banks and customer deposits	(26,496)	(166,262)	1,111
Increase/(decrease) in short-term borrowings	33,728	(11,329)	3,437
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(18,570)	(7,493)	(2,998)
Issuances of long-term debt	32,369	62,694	51,254
Repayments of long-term debt	(41,071)	(49,644)	(52,964)
Dividends paid	(3)	(571)	(11)
Other, net	(143)	3,333	350
Net cash provided by/(used in) financing activities	(20,186)	(169,272)	179
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(5,905)	(1,765)	(1,114)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	57,220	(96,280)	25,819

Cash and due from banks at beginning of period [1]	67,746	164,026	138,207
Cash and due from banks at end of period [1]	124,966	67,746	164,026
1 Includes restricted cash.
Supplemental cash flow information
in	2023	2022	2021
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	512	653	797
Cash paid for interest	13,285	7,566	5,518
> Refer to “Note 3 – Business developments and subsequent events”, “Note 18 – Financial instruments measured at amortized cost and credit losses”, “Note 22 – Leases”, Note 25 – Accumulated other comprehensive income” and “Note 33 – Transfers of financial assets and variable interest entities” for information on non-cash transactions.
The accompanying notes to the consolidated financial statements are an integral part of these statements.

Notes to the consolidated financial statements
1 Summary of significant accounting policies
Overview
The accompanying consolidated financial statements of Credit Suisse AG (the Bank) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). The financial year for the Bank ends on December 31. Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current presentation which had no impact on net income/(loss) or total shareholders’ equity.
In preparing the consolidated financial statements, management is required to make estimates and assumptions including, but not limited to, the fair value measurements of certain financial assets and liabilities, the allowance for loan losses, the evaluation of variable interest entities (VIEs), the impairment of assets other than loans, recognition of deferred tax assets, tax uncertainties, pension liabilities and various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management’s estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.
Certain accounting changes
As noted in our 2021 Annual Report, the Bank identified an accounting issue that was not material to the prior period financial statements. The Bank identified this accounting issue with respect to the net balance sheet treatment relating to the presentation of a limited population of certain securities lending and borrowing activities. As a result, balance sheet and cash flow positions for both assets and liabilities relating to these activities were presented on a gross basis and prior periods were revised in the consolidated financial statements and the related notes.
Beginning with the quarter ended June 30, 2022, the Bank has presented these securities lending and borrowing transactions as a single unit of account and as a result these transactions will no longer be presented on a gross basis. The Bank did not adjust prior period financial information, which continue to reflect a presentation on a gross basis.
Principles of consolidation
The consolidated financial statements include the financial statements of the Bank and its subsidiaries. The Bank’s subsidiaries are entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank consolidates limited partnerships in cases where it is the general partner and the limited partners do not have either substantive kick-out rights and/or substantive participating rights or is a limited partner with substantive rights to kick out the general partner or dissolve the partnership and participate in significant decisions made in the ordinary course of business. The Bank also consolidates VIEs if the Bank is the primary beneficiary in accordance with Accounting Standards Codification (ASC) Topic 810 – Consolidation. The effects of material intercompany transactions and balances have been eliminated.
Where a Bank subsidiary is determined to be an investment company as defined by ASC Topic 946 – Financial Services – Investment Companies, interests in other entities held by this Bank subsidiary are not consolidated and are carried at fair value.
Bank entities that qualify as broker-dealer entities as defined by ASC Topic 940 – Financial Services – Brokers and Dealers do not consolidate investments in voting interest entities that would otherwise qualify for consolidation when the investment is held on a temporary basis for trading purposes. In addition, subsidiaries that are strategic components of a broker-dealer’s operations are consolidated regardless of holding intent.
Foreign currency translation
Transactions denominated in currencies other than the functional currency of the related entity are recorded by remeasuring them in the functional currency of the related entity using the foreign exchange (FX) rate on the date of the transaction. As of the dates of the consolidated balance sheets, monetary assets and liabilities are reported using the year-end spot foreign exchange rates. Foreign exchange rate differences are recorded in the consolidated statements of operations. Non-monetary assets and liabilities are recorded using the historic exchange rate.
For the purpose of consolidation, the assets and liabilities of Bank companies with functional currencies other than the Swiss franc are translated into Swiss franc equivalents using year-end spot foreign exchange rates, whereas revenues and expenses are translated at weighted average foreign exchange rates for the period. Translation adjustments arising from consolidation are included in accumulated other comprehensive income/(loss) (AOCI) within total shareholders’ equity. Cumulative translation adjustments are released from AOCI and recorded in the consolidated statements of operations when the Bank loses control of a consolidated foreign subsidiary.
Fair value measurement and option
The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial recognition of the eligible item or at the date when the Bank enters into an agreement which gives rise to an eligible item (e.g., a firm commitment or a written loan commitment). If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the balance sheet and the election is irrevocable. Changes in fair value resulting from the election are recorded in trading revenues.
> Refer to “Fair value option” in Note 34 – Financial instruments for further information.
Cash and due from banks
Cash and due from banks consists of currency on hand, demand deposits with banks or other financial institutions and cash equivalents. Cash equivalents are defined as short-term, highly liquid instruments with original maturities of three months or less, which are held for cash management purposes. Restricted cash is any cash or cash equivalent recorded in cash and due from banks subject to restrictions imposed by a governmental or other regulatory agency that require the Bank to set aside specified amounts of cash as reserves against transactions and time deposits.
Reverse repurchase and repurchase agreements
Purchases of securities under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) do not constitute economic sales; therefore, they are treated as collateralized financing transactions, which are carried in the consolidated balance sheet at the amount of cash disbursed or received, respectively. Reverse repurchase agreements are recorded as collateralized assets while repurchase agreements are recorded as liabilities. The underlying securities sold continue to be recognized in trading assets or investment securities. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.
Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Under the accrual basis, interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported in interest and dividend income and interest expense, respectively. The Bank elects to apply the fair value option to selected agreements pursuant to ASC Topic 825 – Financial Instruments. Under such circumstances, the change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.
Reverse repurchase and repurchase agreements may be netted if they are with the same counterparty, have the same maturity date, settle through the same qualifying clearing institution and are subject to a right of offset allowed by a legally enforceable master netting agreement or a central counterparty’s clearing rules.
Securities lending and borrowing transactions
Securities borrowed and securities loaned that are cash-collateralized are included in the consolidated balance sheet at amounts equal to the cash advanced or received. If securities received as collateral in a securities lending and borrowing transaction may be sold or repledged, they are recorded as securities received as collateral in the consolidated balance sheet and a corresponding liability to return the security is recorded. Securities lending transactions against non-cash collateral in which the Bank has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. For securities lending transactions, the Bank receives cash or securities collateral in an amount generally in excess of the market value of securities lent. The Bank monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary.
Securities lending and borrowing fees and interest received or paid are recorded in interest and dividend income and interest expense, respectively, on an accrual basis. If the fair value basis of accounting is elected, any resulting change in fair value is reported in trading revenues. Accrued interest income and expense are recorded in the same manner as under the accrual method.
Transfers of financial assets
Transfers of financial assets may involve the sale of these assets to special purpose entities (SPEs), which in turn issue securities to investors. The Bank values its beneficial interests in such SPEs at fair value using quoted market prices, if such positions are traded on an active exchange, or financial models that incorporate observable and unobservable inputs, if such positions are not traded on an active exchange.
> Refer to “Note 33 – Transfers of financial assets and variable interest entities” for further information on the Bank’s transfer activities.
Trading assets and liabilities
Trading assets and liabilities include debt securities, marketable equity instruments, derivative instruments, certain loans held in broker-dealer entities, commodities and precious metals. Items included in the trading portfolio are carried at fair value. Regular-way security transactions are recorded on a trade-date basis. Unrealized and realized gains and losses on trading positions are recorded in trading revenues.
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
The fair value of exchange-traded derivatives is typically derived from observable market prices and/or observable market parameters. Fair values for over-the-counter (OTC) derivatives are determined on the basis of proprietary models using various input parameters. Derivative contracts are recorded on a net basis per counterparty where a right to offset exists under an enforceable master netting agreement or a central counterparty’s clearing rules. Where no such rights exist, fair values are recorded on a gross basis.
Where hedge accounting is applied, the Bank formally documents all relationships between hedging instruments and hedged items, including the risk management objectives and strategy for undertaking hedge transactions. At inception of a hedge and on an ongoing basis, the hedge relationship is formally assessed to determine whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items attributable to the hedged risk. The Bank discontinues hedge accounting prospectively in the following circumstances:
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
For derivatives that are designated and qualify as fair value hedges, the carrying values of the underlying hedged items are adjusted to fair value for the risk being hedged. Changes in the fair value of these derivatives are recorded in the same line item of the consolidated statements of operations used to present the changes in the fair value of the hedged item.
When the Bank discontinues fair value hedge accounting because it determines that the derivative no longer qualifies as an effective hedge, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and the hedged asset or liability will no longer be adjusted for changes in fair value attributable to the hedged risk. Interest-related fair value adjustments made to the underlying hedged items will be amortized to the consolidated statements of operations over the remaining life of the hedged item. Any unamortized interest-related fair value adjustment is recorded in the consolidated statements of operations upon sale or extinguishment of the hedged asset or liability, respectively. Any other fair value hedge adjustments remain part of the carrying amount of the hedged asset or liability and are recognized in the consolidated statements of operations upon disposition of the hedged item as part of the gain or loss on disposition.
For hedges of the variability of cash flows from forecasted transactions and floating rate assets or liabilities, the change in the fair value of a designated derivative is recorded in AOCI. These amounts are reclassified into the line item in the consolidated statements of operations in which the hedged item is recorded when the variable cash flow from the hedged item impacts earnings (for example, when periodic settlements on a variable rate asset or liability are recorded in the consolidated statements of operations or when the hedged item is disposed of).
When hedge accounting is discontinued on a cash flow hedge, the net gain or loss will remain in AOCI and be reclassified into the consolidated statements of operations in the same period or periods during which the formerly hedged transaction is reported in the consolidated statements of operations. When the Bank discontinues hedge accounting because it is probable that a forecasted transaction will not occur within the specified date or period plus two months, the derivative will continue to be carried in the consolidated balance sheets at its fair value, and gains and losses that were previously recorded in AOCI will be recognized immediately in the consolidated statements of operations.
For hedges of a net investment in a foreign operation, the change in the fair value of the hedging derivative is recorded in AOCI. The Bank uses the forward method of determining effectiveness for net investment hedges, which results in the time value portion of a foreign currency forward being reported in AOCI.
Investment securities
Investment securities include debt securities classified as held-to-maturity and debt securities classified as available-for-sale. Regular-way security transactions are recorded on a trade-date basis.
Debt securities where the Bank has the positive intent and ability to hold such securities to maturity are classified as such and are carried at amortized cost, net of any unamortized premium or discount. Debt securities classified as held-to-maturity require an assessment of the current expected credit loss (CECL) at the reporting date.
Debt securities classified as available-for-sale are carried at fair value. Unrealized gains and losses, which represent the difference between fair value and amortized cost, are recorded in AOCI. Amounts reported in AOCI are net of income taxes.

Debt securities classified as available-for-sale are impaired if there is a decline in fair value below amortized cost basis. If the Bank intends to sell an impaired security or more likely than not will be required to sell such a security before recovering its amortized cost basis, the entire difference between the amortized cost basis and fair value is recognized as a credit loss. However, if the Bank does not intend to sell and is not likely to be required to sell, an assessment is made if a decline in fair value of the security is due to credit-related factors or non-credit-related factors. Credit-related impairment is recognized in earnings by recording an allowance for credit losses. Any portion of the unrealized loss that relates to non-credit-related factors is recognized in AOCI, net of income taxes.
Amortization of premiums or discounts for debt securities is recorded in interest and dividend income using the effective yield method through the maturity date of the security.
Other investments
Other investments include equity method investments, equity securities without a readily determinable fair value, such as hedge funds, private equity securities and certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee, and real estate held-for-investment.
Equity method investments are investments for which the Bank has the ability to significantly influence the operating and financial policies. Significant influence is typically characterized by ownership of 20% to 50% of the voting stock or in-substance common stock of a corporation or 3% to 5% or more of limited partnership interests. Equity method investments are accounted for under the equity method of accounting or the fair value option, which the Bank has elected to apply for selected equity method investments. Under the equity method of accounting, the Bank’s proportionate share of the profit or loss, and any impairment on the investee, if applicable, is reported in other revenues. Under the fair value option, changes in fair value are reported in other revenues.
Equity securities without a readily determinable fair value are carried at fair value, net asset value practical expedient to estimate fair value or at cost less impairment, adjusted for observable price changes (measurement alternative). Memberships in exchanges are reported at cost, less impairment. Equity securities without a readily determinable fair value held by the Bank’s subsidiaries that are determined to be investment companies as defined by ASC Topic 946 –Financial Services – Investment Companies are carried at fair value, with changes in fair value recorded in other revenues.
Equity method investments and equity securities without a readily determinable fair value held by subsidiaries that are within the scope of ASC Topic 940 – Financial Services – Brokers and Dealers are measured at fair value and reported in trading assets when the intent of the broker-dealer entity is to hold the asset temporarily for trading purposes. Changes in fair value are reported in trading revenues. Equity securities without a readily determinable fair value include investments in entities that regularly calculate net asset value per share or its equivalent, with changes in fair value recorded in other revenue.
Loans
Loans held at amortized cost
Loans which the Bank intends to hold until maturity are carried at outstanding principal balances, net of the following items: unamortized premiums, discounts on purchased loans, deferred loan origination fees and direct loan origination costs on originated loans. Interest income is accrued on the unpaid principal balance and net deferred premiums/discounts and fees/costs are amortized as an adjustment to the loan yield over the term of the related loans.
A loan is classified as non-performing and thus considered credit impaired no later than when the contractual payments of principal and/or interest are more than 90 days past due except for subprime residential loans which are classified as non-performing no later than when the contractual payments of principal and/or interest are more than 120 days past due. The additional 30 days ensure that these loans are not incorrectly assessed as non-performing during the time when servicing of them typically is being transferred. However, management may determine that a loan should be classified as non-performing notwithstanding that contractual payments of principal and/or interest are less than 90 days past due or, in the case of subprime residential loans, 120 days past due. In addition, the Bank continues to add accrued interest receivable to the loan’s balance for collection purposes; however, a credit provision is recorded, resulting in no interest income recognition.
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
Amortization of deferred fees and premiums and discounts ceases while a loan is deemed to be non-performing or non-interest-earning.
Potential problem loans are credit-impaired loans where contractual payments have been received according to schedule, but where doubt exists as to the collection of future contractual payments. Potential problem loans continue to accrue interest.
> Refer to “Note 17 – Loans” for further information.

Credit losses on financial instruments measured at amortized cost
The credit loss requirements apply to financial assets measured at amortized cost including loans held at amortized cost, net investments in leases as a lessor as well as off-balance sheet credit exposures, such as irrevocable loan commitments, and credit guarantees. The credit loss amounts are based on a forward-looking, lifetime CECL model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.
The Bank measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets that do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted macroeconomic factors, such as gross domestic product, unemployment rates and interest rates.
For financial assets that are performing at the reporting date, the allowance for credit losses is generally measured using a probability of default/loss given default approach under which both probability of default (PD), loss given default (LGD) and exposure at default (EAD) are estimated. For financial assets that are credit-impaired at the reporting date, the Bank generally applies a discounted cash flow approach to determine the difference between the gross carrying amount and the present value of estimated future cash flows.
An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Changes in the allowance for credit losses are recorded in the consolidated statement of operations in provision for credit losses or, if related to provisions on past due interest, in net interest income.
For undrawn irrevocable loan commitments, the present value is calculated based on the difference between the contractual cash flows that are due to the Bank if the commitment is drawn and the cash flows that the Bank expects to receive, in order to estimate the provision for expected credit losses. For credit guarantees, expected credit losses are recognized for the contingency of the credit guarantee. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the consolidated balance sheets.
Write-off of a financial asset occurs when it is considered certain that there is no possibility of recovering the outstanding principal. If the amount of loss on write-off is greater than the accumulated allowance for credit losses, the difference results in an additional credit loss. The additional credit loss is first recognized as an addition to the allowance; the allowance is then applied against the gross carrying amount. Any repossessed collateral is initially measured at fair value. The subsequent measurement depends on the nature of the collateral. Any uncollectible accrued interest receivable is written off by reversing the related interest income.
Expected recoveries on financial assets previously written off or assessed/planned to be written off have to be reflected in the allowance for credit losses; for this purpose, the amount of expected recoveries cannot exceed the aggregate amounts previously written off or assessed/planned to be written off. Accordingly, expected recoveries from financial assets previously written off may result in an overall negative allowance for credit loss balance.
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” for further information.
Loans held-for-sale
Loans which the Bank intends to sell in the foreseeable future are considered held-for-sale and are carried at the lower of amortized cost or market value determined on either an individual method basis, or in the aggregate for pools of similar loans if sold or securitized as a pool. When the initial intent for holding a loan until maturity or the foreseeable future has changed from held at amortized cost to held-for-sale, the loan is reclassified from held at amortized cost to held-for-sale and remeasured to the lower of amortized cost or market. Loans held-for-sale are included in other assets. Consequential adjustments to the lower of amortized cost basis or fair value are presented as a valuation allowance and recorded in other revenue. If, subsequently, the intent is changed to holding until maturity or the foreseeable future, any previously recorded valuation allowance is reversed in earnings and the loan is reclassified to held at amortized cost at its amortized cost basis.
Purchased loans with credit deterioration
A purchased loan measured at amortized cost is considered a purchased loan with credit deterioration if it has experienced more-than-insignificant deterioration in credit quality since origination. At the date of acquisition, the allowance for credit is added to the purchase price of the loan to establish the initial amortized cost basis. Any difference between the amortized cost and the unpaid principal amount is recognized in interest income using the effective interest method. After the purchase date, the allowance for credit losses is adjusted for subsequent changes in estimates of current expected credit losses.
Loans held at fair value under the fair value option
Loans and loan commitments for which the fair value option is elected are reported at fair value with changes in fair value reported in trading revenues. The application of the fair value option does not change the loan’s classification. Loan commitments carried at fair value are recorded in other assets or other liabilities, respectively.
Goodwill and other intangible assets
Goodwill arises on the acquisition of subsidiaries or additional ownership of equity method investments. It is measured as the excess of the fair value of the consideration transferred, the fair value of any noncontrolling interest in the acquiree and the fair value of any previously held equity interest in the acquired subsidiary, over the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed. Goodwill is not amortized. Instead, it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is allocated to the Bank’s reporting units for the purposes of the impairment test.
Other intangible assets may be acquired individually or as part of a group of assets assumed in a business combination. Other intangible assets include but are not limited to: patents, licenses, copyrights, trademarks, branch networks, mortgage servicing rights, customer base and deposit relationships. Acquired intangible assets are initially measured at the amount of cash disbursed or the fair value of other assets distributed. Other intangible assets that have a finite useful life are amortized over that period. Other intangible assets acquired after January 1, 2002 that are determined to have an indefinite useful life are not amortized; instead they are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the indefinite intangible asset may be impaired. Mortgage servicing rights are included in non-amortizing other intangible assets and are carried at fair value, with changes in fair value recognized through earnings in the period in which they occur. Mortgage servicing rights represent the right to perform specified mortgage servicing activities on behalf of third parties. Mortgage servicing rights are either purchased from third parties or retained upon sale of acquired or originated loans.
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
The Bank follows the guidance in ASC Topic 740 – Income Taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Bank determines whether it is more likely than not that an income tax position will be sustained upon examination based on the technical merits of the position. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the consolidated financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.
Brokerage receivables and brokerage payables
The Bank recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks and broker-dealers. The Bank is exposed to risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments purchased or sold, in which case the Bank would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as counterparty to a transaction, credit risk is generally considered to be limited. The Bank establishes credit limits for each customer and requires them to maintain margin collateral in compliance with applicable regulatory and internal guidelines. In order to conduct trades with an exchange or a third-party bank, the Bank is required to maintain a margin. This is usually in the form of cash and deposited in a separate margin account with the exchange or broker. Brokerage receivables are assessed for impairment applying the CECL model. Write-offs of brokerage receivables occur if the outstanding amounts are considered uncollectible.
Premises and equipment
Premises and equipment (including equipment under operating leases where the Bank is the lessor), with the exception of land, are carried at cost less accumulated depreciation.
Buildings are depreciated on a straight-line basis over their estimated useful lives, generally 40 to 67 years, and building improvements are depreciated on a straight-line basis over their estimated useful lives, generally not exceeding five to ten years. Land is carried at historical cost and is not depreciated. Leasehold improvements, such as alterations and improvements to rented premises, are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which generally does not exceed ten years. Equipment, such as computers, machinery, furnishings, vehicles and other tangible non-financial assets, is depreciated using the straight-line method over its estimated useful lives, generally three to ten years. Certain leasehold improvements and equipment, such as data center power generators, may have estimated useful lives greater than ten years.
The Bank capitalizes costs relating to the acquisition, installation and development of software with a measurable economic benefit, but only if such costs are identifiable and can be reliably measured. The Bank depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, generally not exceeding seven years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.
Leases
For lessee arrangements, the Bank recognizes lease liabilities, which are reported as other liabilities or long-term debt, and right-of-use assets, which are reported as other assets. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. Right-of-use assets are initially measured based on the lease liability, adjusted for any initial direct costs, any lease payments made prior to lease commencement and for any lease incentives.
> Refer to “Note 21 – Other assets and other liabilities”, “Note 22 – Leases” and “Note 24 – Long-term debt” for further information.
Periods covered by options that permit the Bank to extend or terminate a lease are only included in the measurement of right-of-use assets and lease liabilities when it is reasonably certain that the Bank would exercise the extension option or would not exercise the termination option. Lease payments which depend on an index or a referenced rate are considered unavoidable and are included in the lease liabilities using the index or rate as of the lease commencement date. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the lease liabilities. The Bank’s incremental borrowing rate, which is used in determining the present value of lease payments, is derived from information available at the lease commencement date.
Operating lease costs, which include amortization and an interest component, are recognized over the remaining lease term on a straight-line basis. Operating and variable lease costs are recognized in general and administrative expenses.
For sales-type and direct financing leases under lessor arrangements, which are classified as loans, the Bank de-recognizes the underlying assets and recognizes a net investment in the lease. The net investment in the lease is calculated as the lease receivable plus the unguaranteed portion of the estimated residual value. The lease receivable is initially measured at the present value of the sum of the future lease payments receivable over the lease term and any portion of the estimated residual value at the end of the lease term that is guaranteed by either the lessee or an unrelated third party. Lease terms may include options that permit the lessee to extend or renew these leases. Such options are only included in the measurement of lease receivables for sales-type and direct financing leases when it is reasonably certain that the lessee would exercise these options. Subsequently, unearned income is amortized to interest income over the lease term using the effective interest method.
> Refer to “Note 17 – Loans”, “Note 18 – Financial instruments measured at amortized cost and credit losses” and “Note 22 – Leases” for further information.
For operating leases under lessor arrangements, the Bank continues to recognize the underlying asset and depreciates the asset over its estimated useful life. Lease income is recognized in other income on a straight-line basis over the lease term.
Recognition of an impairment on non-financial assets
The Bank evaluates premises, equipment, right-of-use assets and finite intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment assessment is performed for a group of assets for which largely separate cash flows can be identified. Where the carrying amount for the group of assets exceeds the fair value, the group of assets is considered impaired and an impairment is recorded in general and administrative expenses. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.
Customer deposits
Customer deposits represent funds held from customers (both retail and commercial) and banks and consist of interest-bearing demand deposits, savings deposits and time deposits. Interest is accrued based on the contractual provisions of the deposit contract.
Long-term debt
Total long-term debt is composed of debt issuances that do not contain derivative features as well as hybrid debt. Hybrid debt includes capital instruments as well as those issued as part of the Bank’s structured product activities. Long-term debt includes both Swiss franc and foreign currency denominated fixed- and variable-rate bonds.
The Bank actively manages interest rate risk and foreign currency risk on vanilla debt through the use of derivative contracts, primarily interest rate and currency swaps. In particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps, and the Bank applies hedge accounting per the guidance of ASC Topic 815 – Derivatives and Hedging.
The Bank’s long-term debt includes various equity-linked and other indexed instruments with embedded derivative features, for which payments and redemption values are linked to commodities, stocks, indices, currencies or other assets. The Bank elected to account for substantially all of these instruments at fair value.
Changes in the fair value of fair-value option elected instruments are recognized as a component of trading revenues, except for changes in fair value attributed to own credit risk, which is recorded in other comprehensive income (OCI), net of tax, and recycled to trading revenue when the debt is de-recognized.

Guarantees
In cases where the Bank acts as a guarantor, the Bank recognizes in other liabilities, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing such a guarantee, including its ongoing obligation to perform over the term of the guarantee in the event that certain events or conditions occur. Contingent obligations under issued guarantees not related to a financial obligation such as performance guarantees and non-financial standby letters of credit are assessed for the probability of loss on an ongoing basis. Contingent obligations under issued guarantees related to a financial obligation such as credit guarantees and financial standby letters of credit are assessed for CECL at reporting date.
Pension and other post-retirement benefits
Credit Suisse offers defined benefit pension plans that covers eligible employees of the Bank domiciled in Switzerland.
For the Bank’s participation in these plans, no retirement benefit obligation is recognized in the consolidated balance sheets of the Bank as defined contribution accounting is applied.
The Bank also has single-employer defined benefit pension plans and defined contribution pension plans in other countries around the world.
For single-employer defined benefit plans, the Bank uses the projected unit credit actuarial method to determine the present value of its projected benefit obligations (PBO) and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31 and is performed by independent qualified actuaries.
Share-based compensation
For all share-based awards granted to employees, compensation expense is measured at grant date or modification date based on the fair value of the number of awards for which the requisite service is expected to be rendered and is recognized in the consolidated statements of operations over the required service period.
The incremental tax effects of the difference between the compensation expense recorded in the US GAAP accounts and the tax deduction received, are recorded in the income statement at the point in time the deduction for tax purposes is recorded.
Compensation expense for share-based awards that vest in their entirety at the end of the vesting period (cliff vesting) and awards that vest in annual installments (graded vesting), which only contain a service condition that affects vesting, is recognized on a straight-line basis over the service period for the entire award. However, if awards with graded vesting contain a performance condition, then each installment is expensed as if it were a separate award (“front-loaded” expense recognition). Furthermore, recognition of compensation expense is accelerated to the date an employee becomes eligible for retirement.
Certain share awards contain performance conditions. The amount of compensation expense recorded takes into account the impact of the applicable performance conditions. For each reporting period after the grant date, the expected number of shares to be ultimately delivered upon vesting is reassessed and reflected as an adjustment to the cumulative compensation expense recorded in the income statement.
Certain employees own equity interests in the form of carried interests in certain funds managed by the Bank. Expenses recognized under these ownership interests are reflected in the consolidated statements of operations in compensation and benefits.
Own shares, own bonds and financial instruments on UBS shares
The Bank’s shares are wholly owned by UBS Group AG (UBS) and are not subject to trading. The Bank may buy and sell UBS Group shares and bonds, own bonds and financial instruments on UBS Group shares within its normal trading and market-making activities. UBS Group shares are reported as trading assets. Financial instruments on UBS Group shares are recorded as assets or liabilities and carried at fair value. Purchases of bonds originally issued by the Bank are recorded as an extinguishment of debt.
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
> Refer to “Loans” for further information on interest on loans.
Commissions and fees
Commissions and fees include revenue from contracts with customers. The Bank recognizes revenue when it satisfies a contractual performance obligation. The Bank satisfies a performance obligation when control of the underlying good or services related to the performance obligation is transferred to the customer. Control is the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service. The Bank must determine whether control of a good or service is transferred over time. If so, the related revenue is recognized over time as the good or service is transferred to the customer. If not, control of the good or service is transferred at a point in time. The performance obligations are typically satisfied as the services in the contract are rendered. Revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. The transaction price can be a fixed amount or can vary because of performance bonuses or other similar items. Variable consideration is only included in the transaction price once it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. Generally, no significant judgement is required with respect to recording variable consideration.
When another party is involved in providing goods or services to a customer, the Bank must determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the Bank is a principal) or to arrange for those goods or services to be provided by the other party (that is, the Bank is an agent). The Bank determines whether it is a principal or an agent for each specified good or service promised to the customer. Gross presentation (revenue on the revenue line and expense on the expense line) is appropriate when the Bank acts as principal in a transaction. Conversely, net presentation (revenue and expenses reported net) is appropriate when the Bank acts as an agent in the transaction.
Transaction-related expenses are expensed as incurred. Underwriting expenses are deferred and recognized along with the underwriting revenue.
> Refer to “Note 13 – Revenue from contracts with customers” for further information.
2 Recently issued accounting standards
Recently adopted accounting standards
ASC Topic 326 – Financial Instruments – Credit Losses
In March 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-02, “Troubled Debt Restructurings and Vintage Disclosures” (ASU 2022-02), an update to ASC Topic 326 – Financial Instruments – Credit Losses. The amendments in ASU 2022-02 eliminate the accounting guidance for troubled debt restructurings by creditors. The loan refinancing and restructuring guidance in ASC Topic 310 – Receivables will be applied to determine whether a modification resulted in a new loan or a continuation of an existing loan. The amendments enhance disclosure requirements for certain loan refinancings and restructurings when a borrower was experiencing financial difficulty and required disclosure of current period gross write-offs by year of origination for financing receivables and net investments in leases.
The amendments were effective for annual reporting periods beginning after December 15, 2022 and for the interim periods within those annual reporting periods. Early adoption was permitted, including in an interim period. The adoption of ASU 2022-02 on January 1, 2023, applying the modified retrospective approach did not have a material impact on the Bank’s financial position, results of operations or cash flows.
Standards to be adopted in future periods
ASC Topic 820 – Fair Value Measurement
In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions” (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.
The amendments are effective for annual reporting periods beginning after December 15, 2023 and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. The adoption of ASU 2022-03 on January 1, 2024 did not have a material impact on the Bank’s financial position, results of operations or cash flows.

3 Business developments and subsequent events
Business developments
Acquisition by UBS and related developments
On June 12, 2023, the acquisition of Credit Suisse Group AG (the former parent company of Credit Suisse AG) by UBS Group AG (UBS) was consummated. The acquisition of Credit Suisse Group AG resulted in changes that had significant impacts on Credit Suisse’s US GAAP results in 2023. These acquisition-related effects included fair valuation adjustments, impairments of internally developed software, integration costs, acquisition-related compensation expenses, the write-down of intangible assets and other acquisition-related adjustments.
The acquisition resulted in changes in exit strategies and principal markets as well as changes of intent in connection with UBS’s plans for underlying positions or portfolios. The effect of these changes were fair valuation adjustments of CHF 3.9 billion in 2023, including from asset reclassifications to held-for-sale and certain specific equity impairments.
As a result of the acquisition, a detailed review of internally developed software applications and an assessment of their fair value have been performed reflecting the usability and useful life for UBS. Following this assessment, which included a number of applications that were found to be overlapping with UBS systems, an impairment of CHF 1.8 billion was recorded in 2023.
2023 was further impacted by certain compensation-related developments in connection with the acquisition. Total operating expenses included amounts identified by Credit Suisse as integration costs, which were defined as expenses that were temporary, incremental and directly related to the integration of UBS and Credit Suisse, of CHF 2.3 billion. The integration costs primarily related to compensation costs of internal staff and contractors substantially dedicated to integration activities and certain retention awards granted during the period as well as costs relating to the termination of certain real estate leases. As a result of the alignment of certain Credit Suisse processes to those of UBS, including the variable incentive framework, acquisition-related compensation expenses were CHF 0.2 billion.
In the third quarter of 2023, UBS established a Non-core and Legacy business division, which includes Credit Suisse positions and businesses not aligned with UBS’s strategy and policies. UBS is actively reducing the assets and liabilities of its Non-core and Legacy business division in order to reduce operating costs and financial resource consumption. Incremental costs or losses may arise in connection with the reduction of such assets and liabilities. UBS aims to substantially complete the integration of Credit Suisse into UBS by the end of 2026. Also, as part of the integration of Credit Suisse, UBS plans to simplify the legal structure, including planned mergers of Credit Suisse AG with UBS AG and Credit Suisse (Schweiz) AG with UBS Switzerland AG.
In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG. Following approvals from their respective Boards, both entities entered into a definitive merger agreement. The completion of the legal merger is subject to regulatory approvals and is expected to occur by the end of the second quarter of 2024. UBS also expects to complete the transition to a single US intermediate holding company in the second quarter of 2024 and the planned merger of UBS Switzerland AG and Credit Suisse (Schweiz) AG in the third quarter of 2024.
Litigation provisions
In 2023, net litigation provisions of CHF 1.4 billion were recorded, mainly related to developments including settlements and new information in a number of previously disclosed legal matters.
> Refer to “Note 38 - Litigation” for further information.
Goodwill impairment
Credit Suisse reported goodwill impairment charges of CHF 2.3 billion in 2023, mostly recognized in Wealth Management and in Asset Management.
> Refer to “Note 19 - Goodwill” for further information.
Compensation
On April 5, 2023, the Swiss Federal Council instructed the Swiss Federal Department of Finance to cancel or reduce the outstanding variable remuneration for the top three levels of management at Credit Suisse. Under US GAAP accounting guidance, the nature of such a cancellation of deferred compensation required an acceleration of deferred compensation expense in 2023 for the outstanding share-based portion of the compensation awards, with a corresponding credit to shareholders’ equity, and for the smaller impact from the cancellation of cash-based awards, a credit to the income statement for previously accrued expenses. The net impact of these cancellations and reductions of variable remuneration on Credit Suisse’s compensation expenses in 2023 was CHF 90 million.
Furthermore, 2023 included the cancellation of the prior-year contingent capital awards (CCA), resulting in a credit of CHF 408 million recognized in deferred compensation.
Write-down of additional tier 1 capital notes
In March 2023, FINMA ordered that former Credit Suisse Group’s outstanding amount of additional tier 1 capital notes of nominal value of approximately CHF 16 billion and a fair value of approximately CHF 15 billion be written down to zero. Subsequently, the Bank recorded a gain of approximately CHF 14.1 billion from the write-down of such additional tier 1 capital notes, which was recognized in other revenues.

Liquidity developments
Following the legal close of the acquisition of Credit Suisse Group AG by UBS, Credit Suisse became part of the overall UBS liquidity and funding management. Credit Suisse now leverages the market access of UBS and engages in secured and unsecured intercompany transactions to facilitate funding between entities.
The SNB granted Credit Suisse access to liquidity facilities, including Emergency Liquidity Assistance (ELA), Emergency Liquidity Assistance Plus (ELA+) and the Public Liquidity Backstop (PLB), which has provided liquidity support to Credit Suisse, a portion of which was supported by default guarantees provided by the Swiss government. The improved liquidity situation and the ability to transfer funding between the UBS and Credit Suisse entities have allowed Credit Suisse to continue to repay the various liquidity facilities. All loans under the PLB were fully repaid by Credit Suisse Group AG as of the end of May 2023. Credit Suisse AG fully repaid the ELA+ loans as of August 10, 2023. Following a comprehensive review with UBS of the funding situation, Credit Suisse voluntarily terminated the PLB agreement with the SNB and the Federal Department of Finance as of August 11, 2023. As of December 31, 2023, Credit Suisse (Schweiz) AG had a total of CHF 38 billion outstanding under the ELA facility, which is fully collateralized by Swiss mortgages.
Credit Suisse is reliant on funding from UBS, which has provided a letter of support that confirms its intent to keep Credit Suisse AG in good standing and in compliance with its regulatory capital, liquidity requirements as well as debt covenants and to fully support its operating, investing and financing activities through at least March 28, 2025, or a merger with UBS AG, if earlier.
Outflows in assets under management
At the Credit Suisse level, net asset outflows in 2023 were CHF 107 billion or 8% of assets under management as of the end of 2022.
Securitized Products Group
In 2023, Credit Suisse completed the sale of a significant part of the Securitized Products Group (SPG) (Apollo transaction) to entities and funds managed by affiliates of Apollo Global Management (collectively, Apollo). In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement. In the first quarter of 2023, Credit Suisse recognized a pre-tax gain of USD 0.8 billion as a result of the Apollo transaction.
> Refer to “Subsequent events” for further information.
CS First Boston
In April 2023, Credit Suisse Group AG and M. Klein & Co LLC mutually agreed to terminate the acquisition of The Klein Group, LLC (i.e., the investment banking business of M. Klein & Co. LLC) by Credit Suisse Group AG considering UBS’s acquisition of Credit Suisse Group AG.
Subsequent events
On March 22, 2024, following a comprehensive review with UBS of the funding situation, Credit Suisse (Schweiz) AG repaid loans drawn under the ELA facility, reducing the amount of loans outstanding under the ELA from CHF 38 billion to CHF 19 billion as of that date.
In March 2024, Credit Suisse has entered into agreements with Apollo to conclude the investment management agreement under which Atlas SP Partners (Atlas) has managed Credit Suisse’s retained portfolio of assets of the former SPG. Following this agreement, the assets previously managed by Atlas will be managed in UBS’s Non-core and Legacy. The parties have also agreed to conclude the transition services agreement under which Credit Suisse has provided services to Atlas. In addition, Credit Suisse AG has entered into an agreement to transfer to Apollo approximately USD 8 billion of senior secured asset-based financing. As part of the loan transfer, Credit Suisse AG will extend a one-year USD 750 million swingline facility to the borrowers under the transferred financing facilities. Credit Suisse AG is expected to recognize a net loss of around USD 0.9 billion from the conclusion of the investment management agreement and assignment of the loan facilities.

4 Segment information
The Bank is a global financial services company domiciled in Switzerland and is organized into four divisions – Wealth Management, Swiss Bank, Asset Management and Non-core and Legacy (including Investment Bank) - and the Corporate Center. Non-core and Legacy (including Investment Bank) includes positions and businesses not aligned with UBS’s strategy and policies, including the assets and liabilities of the former Capital Release Unit and certain assets and liabilities of Wealth Management, Swiss Bank, Asset Management and the Corporate Center. This division also includes all assets and liabilities of the former Investment Bank division, including positions and businesses not aligned with UBS’s strategy and policies as well as, for reporting purposes, those positions and businesses that are being transitioned to the UBS Investment Bank. Prior periods were restated to conform to the current presentation.
The segment information reflects the Bank’s reportable segments and the Corporate Center, which are managed and reported on a pre-tax basis, as follows:
■ Wealth Management offers comprehensive wealth management and investment solutions and tailored financing and advisory services to ultra-high-net-worth (UHNW) and high-net-worth (HNW) individuals and external asset managers. We serve our clients along a client-centric and needs-based delivery model, utilizing the broad spectrum of our global capabilities through geographic and client segment-specific coverage business areas.
■ Swiss Bank offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients primarily domiciled in our home market of Switzerland. Our private clients business has a leading franchise in Switzerland, including HNW, affluent, retail and small business clients. In addition, we provide consumer finance services through our subsidiary BANK-now and the leading credit card brands through our investment in Swisscard AECS GmbH. Our corporate and institutional clients business serves large corporate clients, small and medium-sized enterprises, institutional clients, financial institutions and commodity traders.
■ Asset Management offers investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations, wholesalers and UHNW individuals, with a strong presence in our Swiss home market. Backed by a global presence, Asset Management offers active and passive solutions in traditional investments as well as alternative investments.
■ Non-core and Legacy (including Investment Bank) includes positions and businesses not aligned with UBS’s strategy and policies, including the assets and liabilities of the former Capital Release Unit and certain assets and liabilities of Wealth Management, Swiss Bank, Asset Management and the Corporate Center. This division also includes all assets and liabilities of the former Investment Bank division, including positions and businesses not aligned with UBS’s strategy and policies as well as, for reporting purposes, those positions and businesses that are being transitioned to the UBS Investment Bank.
Corporate Center includes parent company operations such as bank financing, expenses for projects sponsored by the Bank and certain expenses and revenues that had not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Revenue sharing and cost allocation
Responsibility for each product is allocated to a specific segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. The aim of revenue-sharing and service level agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, human resources, legal, compliance, risk management and IT are provided by corporate functions, and the related costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.
Funding
The Bank centrally manages its funding activities. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.
Transfer pricing, using market rates, is used to record net revenues and expenses in each of the segments for this capital and funding. The Bank’s funds transfer pricing system is designed to allocate funding costs to its businesses in a way that incentivizes their efficient use of funding. The Bank’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet usages and off-balance sheet contingencies. The funds transfer pricing framework ensures the full funding costs allocation under normal business conditions, but it is of even greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this framework, the Bank’s businesses are also credited to the extent they provide long-term stable funding.

Net revenues and income/(loss) before taxes
in	2023		2022	2021
Net revenues (CHF million)
Wealth Management	3,058		4,904	5,549
Swiss Bank	3,515		4,228	4,457
Asset Management	659		1,214	1,352
Non-core and Legacy (including Investment Bank)	(1,185)		4,635	11,347
Corporate Center	14,586		(61)	(9)
Adjustments [1]	(743)	[2]	293	346
Net revenues	19,890		15,213	23,042
Income/(loss) before taxes (CHF million)
Wealth Management	(3,206)		427	1,513
Swiss Bank	180		1,579	1,981
Asset Management	(1,432)		202	372
Non-core and Legacy (including Investment Bank)	(11,855)		(5,323)	(4,249)
Corporate Center	14,075		(144)	(218)
Adjustments [1]	(1,022)	[2]	(72)	510
Income/(loss) before taxes	(3,260)		(3,331)	(91)
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by the Bank.
2 Includes a gain of CHF 894 million from the write-down of additional tier 1 capital notes relating to Credit Suisse Group AG.
Total assets
end of	2023	2022
Total assets (CHF million)
Wealth Management	86,484	120,524
Swiss Bank	183,724	197,303
Asset Management	1,626	3,091
Non-core and Legacy (including Investment Bank)	108,837	184,951
Corporate Center	74,190	25,488
Adjustments [1]	(2,354)	(1,318)
Total assets	452,507	530,039
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by the Bank.
Net revenues and income/(loss) before taxes by geographical location
in	2023	2022	2021
Net revenues (CHF million)
Switzerland	17,210	7,154	8,382
EMEA	(1,488)	523	2,916
Americas	4,270	6,134	8,896
Asia Pacific	(102)	1,402	2,848
Net revenues	19,890	15,213	23,042
Income/(loss) before taxes (CHF million)
Switzerland	6,689	543	1,659
EMEA	(5,891)	(2,907)	(5,554)
Americas	(1,312)	374	3,574
Asia Pacific	(2,746)	(1,341)	230
Income/(loss) before taxes	(3,260)	(3,331)	(91)
The designation of net revenues and income/(loss) before taxes is based on the location of the office recording the transactions. This presentation does not reflect the way the Bank is managed.
Total assets by geographical location
end of	2023	2022
Total assets (CHF million)
Switzerland	218,948	201,752
EMEA	74,240	93,767
Americas	123,327	181,228
Asia Pacific	35,992	53,292
Total assets	452,507	530,039
The designation of total assets by region is based upon customer domicile.

5 Net interest income
in	2023	2022	2021
Net interest income (CHF million)
Loans	8,225	5,900	4,993
Investment securities	74	14	1
Trading assets, net of trading liabilities [1]	1,241	2,540	2,839
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	2,803	2,135	1,172
Other	4,700	1,676	588
Interest and dividend income	17,043	12,265	9,593
Deposits	(3,880)	(1,749)	(151)
Short-term borrowings	(2,140)	(227)	3
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(648)	(769)	(812)
Long-term debt	(6,136)	(3,438)	(2,437)
Other	(828)	(685)	(271)
Interest expense	(13,632)	(6,868)	(3,668)
Net interest income	3,411	5,397	5,925
1 Interest and dividend income is presented on a net basis to align with the presentation of trading revenues for trading assets and liabilities.
6 Commissions and fees
in	2023	2022	2021
Commissions and fees (CHF million)
Lending business	663	1,431	1,870
Investment and portfolio management	2,478	3,028	3,401
Other securities business	67	61	59
Fiduciary business	2,545	3,089	3,460
Underwriting	90	560	2,560
Brokerage	1,281	2,265	3,088
Underwriting and brokerage	1,371	2,825	5,648
Other services	777	1,516	2,202
Commissions and fees	5,356	8,861	13,180
7 Trading revenues
in	2023	2022	2021
Trading revenues (CHF million) [1]
Interest rate products	(1,734)	(1,367)	1,081
Foreign exchange products	851	521	1,133
Equity/index-related products	(356)	427	1,589
Credit products	(565)	540	(1,416)
Commodity and energy products	(29)	8	(6)
Other products	(283)	(654)	(10)
Trading revenues	(2,116)	(525)	2,371
1 The classification of certain product types has been revised, prior periods have been reclassified to conform to the current presentation.
Trading revenues include revenues from trading financial assets and liabilities as follows:
■ Equities;
■ Commodities;
■ Listed and OTC derivatives;
■ Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
■ Market making in the government bond and associated OTC derivative swap markets;
■ Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and commercial paper (CP);
■ Market making and positioning in foreign exchange products;
■ Credit derivatives on investment grade and high yield credits;
■ Trading and securitizing all forms of securities that are based on underlying pools of assets; and
■ Life settlement contracts.
Trading revenues also include changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:
■ Central bank funds purchased/sold;
■ Securities purchased/sold under resale/repurchase agreements;
■ Securities borrowing/lending transactions;
■ Loans and loan commitments; and
■ Customer deposits, short-term borrowings and long-term debt.

Managing the risks
As a result of the Bank’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Bank uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further managed by a variety of factors and specific risk constraints, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Bank holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Bank manages its trading risk with regard to both market and credit risk. The Bank uses market risk measurement and management methods capable of calculating comparable exposures across its many activities and employs focused tools that can model unique characteristics of certain instruments or portfolios.
The principal risk measurement methodology for trading book exposures is value-at-risk. Macroeconomic and specific hedging strategies are in place to manage and mitigate the market and credit risk in the trading book.
8 Other revenues
in	2023		2022	2021
Other revenues (CHF million)
Loans held-for-sale	(1,675)		(133)	(90)
Long-lived assets held-for-sale	0		355	232
Equity method investments	(138)		167	60
Other investments	(660)		(38)	256
Other	15,712	[1]	1,129	1,108
Other revenues	13,239		1,480	1,566
1 Includes the write-down of additional tier 1 capital notes. Refer to "Note 3 – Business developments and subsequent events" for further information.
9 Provision for credit losses
in	2023	2022		2021
Provision for credit losses (CHF million)
Loans held at amortized cost	895	190		(23)
Other financial assets held at amortized cost	127	(135)	[1]	4,295	[1]
Off-balance sheet credit exposures	6	(40)		(63)
Provision for credit losses	1,028	15		4,209
1 Primarily reflected a provision/(release of provision) for credit losses of CHF (155) million and CHF 4,307 million in 2022 and 2021, respectively, related to Archegos.
10 Compensation and benefits
in	2023	2022	2021
Compensation and benefits (CHF million)
Salaries and variable compensation	6,696	6,376	6,730
Social security	501	508	530
Other [1]	685	805	751
Compensation and benefits	7,882	7,689	8,011
1
Included pension-related expenses of CHF 427 million, CHF 440 million and CHF 497 million in 2023, 2022 and 2021, respectively, relating to service costs for defined benefit pension plans and employer contributions for defined contribution pension plans.

11 General and administrative expenses
in	2023	2022	2021
General and administrative expenses (CHF million)
Occupancy expenses	1,458	889	893
IT, machinery and equipment	2,775	1,591	1,218
Provisions and losses	1,389	1,529	1,489
Travel and entertainment	157	206	127
Professional services	4,121	3,985	3,625
Communication and market data services	423	473	458
Amortization and impairment of other intangible assets	31	4	8
Other [1]	454	661	763
General and administrative expenses	10,808	9,338	8,581
1
Included pension-related expenses/(credits) of CHF (33) million, CHF 16 million and CHF (10) million in 2023, 2022 and 2021, respectively, relating to certain components of net periodic benefit costs for defined benefit plans.

12 Restructuring expenses
In June 2023, the Bank terminated certain strategic actions announced on October 27, 2022, due to the acquisition of Credit Suisse Group AG by UBS. Further, the Bank completed the restructuring program announced on November 4, 2021, at the end of September 2022 and the restructuring program announced in July 2020 closed at the end of June 2021. The Bank recorded restructuring expenses of CHF 393 million, CHF 467 million and CHF 113 million in 2023, 2022 and 2021, respectively. Restructuring expenses may include severance expenses, other personnel-related charges, pension expenses and contract termination costs.
Restructuring expenses by segment
in	2023	2022	2021
Restructuring expenses by segment (CHF million)
Wealth Management	46	96	16
Swiss Bank	36	22	11
Asset Management	6	16	3
Non-core and Legacy (including Investment Bank)	288	350	75
Corporate Center	48	49	(2)
Adjustments [1]	(31)	(66)	10
Total restructuring expenses	393	467	113
1 Adjustments represent certain consolidating entries, including those relating to entities that are managed but are not owned or wholly owned by the Bank.
Restructuring expenses by type
in	2023	2022	2021
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	161	350	45
of which severance expenses	88	150	26
of which accelerated deferred compensation	66	191	19
General and administrative-related expenses	232	117	68
of which pension expenses	15	8	4
Total restructuring expenses	393	467	113
Restructuring liabilities
	2023			2022			2021
in	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total	Compen- sation and benefits	General and administrative expenses	Total
Restructuring liabilities (CHF million)
Balance at beginning of period	114	0	114	19	0	19	47	2	49
Net additional charges [1]	88	119	207	150	73	223	26	32	58
Reclassifications	–	–	–	–	–	–	(22)	(3)	(25)	[2]
Utilization	(187)	(119)	(306)	(55)	(73)	(128)	(32)	(31)	(63)
Balance at end of period	15	0	15	114	0	114	19	0	19
1
The following items for which expense accretion was accelerated in 2023, 2022 and 2021 due to the restructuring of the Bank were not included in the restructuring liabilities: unsettled share-based compensation of CHF 11 million, CHF 94 million and CHF 13 million, respectively, which remained classified as a component of total shareholders' equity; other personnel-related charges of CHF 63 million, CHF 106 million and CHF 7 million, respectively, which remained classified as compensation liabilities; unsettled pension obligations of CHF 15 million, CHF 8 million and CHF 4 million, respectively, which remained classified as pension liabilities; and accelerated accumulated depreciation and impairment of CHF 97 million, CHF 36 million and CHF 31 million, respectively, which remained classified as premises and equipment. The settlement date for the unsettled share-based compensation remained unchanged at three years.

2 Reclassified within other liabilities.

13 Revenue from contracts with customers
Revenue is measured based on the consideration specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are collected by the Bank from a customer and both imposed on and concurrent with a specific revenue-producing transaction are excluded from revenue. The Bank recognizes revenue when it satisfies a contractual performance obligation. Variable consideration is only included in the transaction price once it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. Generally no significant judgement is required with respect to recording variable consideration.
If a fee is a fixed percentage of a variable account value at contract inception, recognition of the fee revenue is constrained as the contractual consideration is highly susceptible to change due to factors outside of the Bank’s influence. However, at each performance measurement period end (e.g., end-of-day, end-of-month, end-of-quarter), recognition of the cumulative amount of the consideration to which the Bank is entitled is no longer constrained because it is calculated based on a known account value and the fee revenue is no longer variable.
Nature of services
The following is a description of the principal activities from which the Bank generates its revenues from contracts with customers.
The performance obligations are typically satisfied as the services in the contract are rendered. The contract terms are generally such that they do not result in any contract assets. The contracts generally do not include a significant financing component or obligations for refunds or other similar obligations. Any variable consideration included in the transaction price is only recognized when the uncertainty of the amount is resolved and it is probable that a significant reversal of cumulative revenue recognized will not occur.
Credit Suisse’s wealth management businesses provide investment services and solutions for clients, including asset management, investment advisory and investment management, wealth planning, and origination and structuring of sophisticated financing transactions. The Bank receives for these services investment advisory and investment management fees which are generally reflected in the line item “Investment and portfolio management” in the table “Contracts with customers and disaggregation of revenues” below. Generally, the fee for the service provided is recognized over the period of time the service is provided.
The wealth management businesses also provide comprehensive advisory services and tailored investment and financing solutions to private, corporate and institutional clients. The nature of the services range from investment and wealth management activities, which are services rendered over a period of time according to the contract with the customer, to more transaction-specific services such as brokerage and sales and trading services and the offer of client-tailored financing products. The services are provided as requested by Credit Suisse’s clients, and the fee for the service requested is recognized once the service is provided.
The Bank’s asset management businesses offer investment solutions and services globally to a broad range of clients, including pension funds, governments, foundations and endowments, corporations and individuals. Fund managers typically enter into a variety of contracts to provide investment management and other services. A fund manager may satisfy its performance obligation independently or may engage a third party to satisfy some or all of a performance obligation on the fund manager’s behalf. Although the fund manager may have engaged a third party to provide inputs to the overall investment management services, the contractual obligation to provide investment management services to a customer remains the primary responsibility of the fund manager. As such, the fund manager is acting as a principal in the transaction. As a fund manager, the Bank typically receives base management fees and may additionally receive performance-based management fees which are both recognized as “Investment and portfolio management” revenues in the table “Contracts with customers and disaggregation of revenues” below. Base management fees are generally calculated based on the NAV of the customer’s investment, which can change during the performance period. Performance-based management fees are variable consideration received by the Bank depending on the financial performance of the underlying fund. As both the base management fees and performance-based management fees are variable, the Bank recognizes the fees once it is probable that a significant reversal of the revenue recognized will not occur and when the uncertainty of the amount is resolved. The estimate of these variable fees is constrained until the end of the performance measurement period. Generally, the uncertainty is resolved at the end of the performance measurement period and therefore no significant judgement is necessary when recording variable consideration. Under a clawback obligation provision, a fund manager may be required to return certain distributions received from a fund if a specific performance threshold, i.e., benchmark, is not achieved at the end of the lifetime of the fund. The contractual clawback obligation is an additional factor of uncertainty which is considered in the constraint assessment. If the performance-based management fee is earned but the clawback provision has not lapsed, the clawback obligation is accounted for as a refund liability.
The Bank’s capital markets businesses underwrite and sell securities on behalf of customers. Typically, the fees in these businesses are recognized at a single point in time once the transaction is complete, i.e., when the securities have been placed with investors, and recognized as underwriting revenue. All expenses incurred in satisfying the performance obligation are deferred and recognized once the transaction is complete. Generally Credit Suisse and other banks form a syndicate group to underwrite and place the securities for a customer. The Bank may act as the lead or a participating member in the syndicate group. Each member of the syndicate group, including the lead and participating underwriters, is acting as principal for their proportionate share of the syndication. As a result, the individual underwriters reflect their proportionate share of underwriting revenue and underwriting costs on a gross basis.
For the services provided, such as the execution of client trades in securities or derivatives, the Bank typically earns a brokerage commission when the trade is executed. The Bank generally acts as an agent when buying or selling exchange-traded cash securities, exchange-traded derivatives or centrally cleared OTC derivatives on behalf of clients. The Bank also provides services that include advisory services to clients in connection with corporate finance activities. The term “advisory” includes any type of service the Bank provides in an advisory capacity. For these types of services, the Bank typically receives a non-refundable retainer fee and/or a success fee which usually represents a percentage of the transaction proceeds if and when the corporate finance activity is completed. Additionally, the contract may contain a milestone fee such as an “announcement fee” that is payable upon the public announcement of the corporate finance activity. Typically, the fees are recognized at a specific point in time once it is determined that the performance obligation related to the transaction has been completed. A contract liability will be recorded if the Bank receives a payment such as a retainer fee or announcement fee for an advisory service prior to satisfying the performance obligation. Advisory fees are recognized ratably over time in scenarios where the contracted service of the Bank is to act as an advisor over a specified period not related to or dependent on the successful completion of a transaction. Revenues recognized from these services are reflected in the line item “Other Services” in the table below.
Contracts with customers and disaggregation of revenues
in	2023	2022	2021
Contracts with customers (CHF million)
Investment and portfolio management	2,478	3,028	3,401
Other securities business	67	61	61
Underwriting	90	560	2,560
Brokerage	1,280	2,264	3,087
Other services	775	1,566	2,244
Total revenues from contracts with customers	4,690	7,479	11,353
The table above differs from “Note 6 – Commissions and fees” as it includes only those contracts with customers that are in scope of ASC Topic 606 – Revenue from Contracts with Customers.
Contract balances
end of	2023	2022
Contract balances (CHF million)
Contract receivables	457	686
Contract liabilities	47	54
Contract balances
in	4Q23	3Q23	2Q23	1Q23
Revenue recognized (CHF million)
Revenue recognized in the reporting period included in the contract liabilities balance at the beginning of period	29	(17)	7	10
The Bank did not recognize any revenues in the reporting period from performance obligations satisfied in previous periods.
There were no material net impairment losses on contract receivables in 2023, 2022 or 2021. The Bank did not recognize any contract assets during 2023, 2022 or 2021.
Capitalized costs
The Bank has not incurred costs to obtain a contract nor costs to fulfill a contract that are eligible for capitalization.
Remaining performance obligations
ASC Topic 606’s practical expedient allows the Bank to exclude from its remaining performance obligations disclosure any performance obligations which are part of a contract with an original expected duration of one year or less. Additionally, any variable consideration, for which it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved, is not subject to the remaining performance obligations disclosure because such variable consideration is not included in the transaction price (e.g., investment management fees). Upon review, the Bank determined that no material remaining performance obligations are in scope of the remaining performance obligations disclosure.

14 Securities borrowed, lent and subject to repurchase agreements
end of	2023	2022
Securities borrowed or purchased under agreements to resell (CHF million)
Central bank funds sold and securities purchased under resale agreements	46,813	42,256
Deposits paid for securities borrowed	400	16,542
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	47,213	58,798
Securities lent or sold under agreements to repurchase (CHF million)
Central bank funds purchased and securities sold under repurchase agreements	821	19,421
Deposits received for securities lent	134	950
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	955	20,371
Amounts shown are after counterparty and cash collateral netting.
Repurchase and reverse repurchase agreements represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activity. These instruments are collateralized principally by government securities and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time.
In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Bank with the right to liquidate the collateral held. In the Bank’s normal course of business, a significant portion of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2023 and 2022.
15 Investment securities
end of	2023	2022
Investment securities (CHF million)
Debt securities held-to-maturity	1,417	921
Debt securities available-for-sale	4	796
Total investment securities	1,421	1,717
Investment securities by type
	2023						2022
end of	Amortized cost		Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost		Allowance for credit losses	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Foreign governments	1,259		0	0	110	1,149	921		0	0	40	881
Corporate debt securities	158		0	0	7	151	0		0	0	0	0
Debt securities held-to-maturity	1,417	[1]	0	0	117	1,300	921	[1]	0	0	40	881
Corporate debt securities	4		0	0	0	4	952		0	0	156	796
Debt securities available-for-sale	4	[2]	0	0	0	4	952	[2]	0	0	156	796
1
Excludes accrued interest on debt securities held-to-maturity of CHF 19 million and CHF 10 million as of the end of 2023 and 2022, respectively, with no related allowance for credit losses. Accrued interest is reported in other assets in the consolidated balance sheet.

2
Excludes accrued interest on debt securities available-for-sale of CHF 0 million and CHF 1 million as of the end of 2023 and 2022, respectively. Accrued interest is reported in other assets in the consolidated balance sheet.

> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” for further information on debt securities held-to-maturity.

Gross unrealized losses on debt securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
2022 (CHF million)
Corporate debt securities	374	58	404	98	778	156
Debt securities available-for-sale	374	58	404	98	778	156
Proceeds from sales, realized gains and realized losses from debt securities available-for-sale
in	2023	2022	2021
Sales of debt securities available-for-sale (CHF million)
Proceeds from sales	845	44	0
Realized losses	(4)	(6)	0
Amortized cost, fair value and average yield of debt securities
	Debt securities held-to-maturity				Debt securities available-for-sale
end of	Amortized cost		Fair value	Average yield (in %)	Amortized cost		Fair value	Average yield (in %)
2023 (CHF million)
Due within 1 year	0		0	0.00	4		4	33.55
Due from 1 to 5 years	1,417		1,300	3.66	0		0	0.00
Total debt securities	1,417	[1]	1,300	3.66	4	[2]	4	33.55
1 Excluded accrued interest on debt securities held-to-maturity of CHF 19 million.
2 Excluded accrued interest on debt securities available-for-sale of CHF 0 million.
Allowance for credit losses on debt securities available-for-sale
A credit loss exists if there is a decline in fair value of the security below the amortized cost as a result of the non-collectability of the amounts due in accordance with the contractual terms.
An allowance for expected credit losses is recorded in the consolidated statement of operations in provision for credit losses and the non-credit-related losses are recorded in AOCI. Subsequent improvements in the estimated credit losses are recorded in the consolidated statement of operations as a reduction in provision for credit losses. A security is written off when a determination is made that the security is uncollectible. As of the end of 2022, the Bank had no allowance for credit losses on debt securities available-for-sale.

16 Other investments
end of	2023	2022
Other investments (CHF million)
Equity method investments	1,856	1,618
Equity securities (without a readily determinable fair value) [1]	1,691	3,212
of which at net asset value	101	72
of which at measurement alternative	49	366
of which at fair value	1,503	2,727
of which at cost less impairment	38	47
Real estate held-for-investment [2]	31	46
Life finance instruments [3]	439	587
Total other investments	4,017	5,463
1
Includes private equity, hedge funds and restricted stock investments as well as certain investments in non-marketable mutual funds for which the Bank has neither significant influence nor control over the investee.

2
As of the end of 2023 and 2022, real estate held-for-investment included foreclosed or repossessed real estate of CHF 6 million and CHF 20 million, respectively, of which CHF 6 million and CHF 20 million, respectively, were related to residential real estate.

3 Includes single premium immediate annuity contracts.
Accumulated depreciation related to real estate held-for-investment amounted to CHF 25 million, CHF 24 million and CHF 28 million for 2023, 2022 and 2021, respectively.
No impairments were recorded on real estate held-for-investment in 2023, 2022 and 2021, respectively.
Equity securities at measurement alternative
in / end of	2023	Cumulative	2022
Impairments and adjustments (CHF million)
Impairments and downward adjustments	(14)	(66)	(12)
Upward adjustments	0	147	9
> Refer to “Note 34 – Financial instruments” for further information on such investments.
17 Loans
The Bank’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions, and governments and public institutions.
Loans
end of	2023	2022
Loans (CHF million)
Mortgages	100,606	107,484
Loans collateralized by securities	26,380	37,639
Consumer finance	5,608	5,701
Consumer	132,594	150,824
Real estate	21,201	25,463
Commercial and industrial loans	48,351	62,740
Financial institutions	14,693	27,955
Governments and public institutions	1,616	2,555
Corporate & institutional	85,861	118,713
Gross loans	218,455	269,537
of which held at amortized cost	215,997	262,179
of which held at fair value	2,458	7,358
Net (unearned income)/deferred expenses	(34)	(71)
Allowance for credit losses	(1,680)	(1,362)
Net loans	216,741	268,104
Gross loans by location
Switzerland	151,681	166,982
Foreign	66,774	102,555
Gross loans	218,455	269,537
Impaired loans
Non-performing loans	1,618	1,614
Non-interest-earning loans	308	338
Non-accrual loans	1,926	1,952
Restructured loans [1]	–	484
Potential problem loans	1,349	977
Other impaired loans	1,349	1,461
Gross impaired loans [2]	3,275	3,413
1
In connection with the adoption of new accounting guidance for loan modifications on January 1, 2023, the previous accounting guidance for troubled debt restructurings was superseded, with disclosures under the new accounting guidance applied prospectively. Accordingly, restructured loans were reclassified to either potential problem loans or non-impaired loans and are no longer presented as their own impaired loan category.

2
As of December 31, 2023 and 2022, CHF 110 million and CHF 130 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

> Refer to “Loans” in Note 1 – Summary of significant accounting policies for further information on loans and categories of impaired loans.
> Refer to “Note 18 – Financial instruments measured at amortized cost and credit losses” for further information on loans held at amortized cost.

18 Financial instruments measured at amortized cost and credit losses
This disclosure provides an overview of the Bank’s balance sheet positions that include financial assets carried at amortized cost which are subject to the CECL accounting guidance. It includes the following sections:
■ Allowance for credit losses (including the methodology for estimating expected credit losses in non-impaired and impaired financial assets and current-period estimates);
■ Credit quality information (including monitoring of credit quality and internal ratings);
■ Past due financial assets;
■ Non-accrual financial assets;
■ Collateral-dependent financial assets;
■ Off-balance sheet credit exposure; and
■ Loan modifications.
As of December 31, 2023, the Bank had no purchased financial assets with more than insignificant credit deterioration since origination.
> Refer to “Note 1 – Summary of significant accounting policies” for further information on the accounting of financial assets and off-balance sheet credit exposure subject to the CECL accounting guidance.
Overview of financial instruments measured at amortized cost – by balance sheet position
	2023				2022
end of	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value	Amortized cost basis	[1]	Allowance for credit losses	Net carrying value
CHF million
Cash and due from banks	124,946		(108)	124,838	67,548		0	67,548
Interest-bearing deposits with banks	383	[2]	0	383	373	[4]	0	373
Securities purchased under resale agreements and securities borrowing transactions	20,976	[2]	0	20,976	18,005	[4]	0	18,005
Debt securities held-to-maturity	1,417	[2]	0	1,417	921	[4]	0	921
Loans	215,963	[2,3]	(1,680)	214,283	262,108	[4,5]	(1,362)	260,746
Brokerage receivables	2,216		0	2,216	17,899		(4,081)	13,818
Other assets	22,991		(53)	22,938	23,521		(37)	23,484
Total	388,892		(1,841)	387,051	390,375		(5,480)	384,895
1 Net of unearned income/deferred expenses, as applicable.
2
Excluded accrued interest in the total amount of CHF 465 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million related to interest-bearing deposits with banks, CHF 3 million to securities purchased under resale agreements and securities borrowing transactions, CHF 19 million to debt securities held-to-maturity and CHF 442 million to loans. These accrued interest balances are reported in other assets.

3 Included interest of CHF 88 million on non-accrual loans which were reported as part of the loans' amortized cost balance.
4
Excluded accrued interest in the total amount of CHF 549 million, with no related allowance for credit losses. Of the accrued interest balance, CHF 1 million related to interest-bearing deposits with banks, CHF 4 million to securities purchased under resale agreements and securities borrowing transactions, CHF 10 million to debt securities held-to-maturity and CHF 534 million to loans. These accrued interest balances are reported in other assets.

5 Included interest of CHF 102 million on non-accrual loans which were reported as part of the loans' amortized cost balance.
Allowance for credit losses
Estimating expected credit losses – overview
The following key elements and processes of estimating expected credit losses apply to the Bank’s major classes of financial assets held at amortized cost.
Expected credit losses on non-impaired credit exposures
Expected credit loss models for non-impaired credit exposures have three main inputs: (i) PD, (ii) LGD and (iii) EAD. These parameters are derived from internally developed statistical models, which are based on historical data and leverage regulatory models under the advanced internal rating-based (A-IRB) approach. Expected credit loss models use forward-looking information to derive point-in-time estimates of forward-looking term structures.
PD estimates are based on statistical rating models and tailored to various categories of counterparties and exposures. These statistical rating models are based on internally and externally compiled data comprising both quantitative and qualitative factors. A migration of a counterparty or exposure between rating classes generally leads to a change in the estimate of the associated PD. Lifetime PDs are estimated considering the expected macroeconomic environment and the contractual maturities of exposures, adjusted for estimated prepayment rates where applicable. Internal credit ratings form a significant input to the model-derived CECL PDs. For the majority of counterparties, internal credit ratings are determined via statistical rating models, which are developed under the A-IRB approach of the Basel framework. The models are tailored to the specific business of the respective obligor and are intended to reflect the risk of default over a one-year period of each counterparty. The Bank has received approval from its primary regulator to use, and has fully implemented, the A-IRB approach.

LGD estimates the size of the expected loss that may arise on a credit exposure in the event of a default. The Bank estimates LGD based on the history of recovery rates of claims against defaulted counterparties, considering, as appropriate, factors such as differences in product structure, collateral type, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. Certain LGD values are also calibrated to reflect the expected macroeconomic environment.
EAD represents the expected amount of credit exposure in the event of a default. It reflects the current drawn exposure with a counterparty and an expectation regarding the future evolution of the credit exposure under the contract or facility, including amortization and prepayments. The EAD of a financial asset is the gross carrying amount at default, which is modeled based on historical data by applying a term structure and considering portfolio-specific factors such as the drawn amount as of the reporting date, the facility limit, amortization schedules, financial collateral and product type. For certain financial assets, the Bank determines EAD by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.
Where a relationship to macroeconomic indicators is statistically sound and in line with economic expectations, the parameters are modeled accordingly, incorporating the Bank’s forward-looking forecasts and applying regional segmentations where appropriate.
The ability to forecast credit losses over the reasonable and supportable period is based on the ability to forecast economic activity over a reasonable and supportable time window. The Bank’s macroeconomic and market variable forecasts for the CECL scenarios cover a five-year time horizon. For periods beyond that reasonable and supportable forecast period, the Bank immediately reverts to average economic environment variables as model input factors. In the downside and upside scenarios, mean reversion to the base case projected paths will commence in year three, with full convergence occurring in years four and five for certain macroeconomic factors.
Alternative qualitative estimation approaches are used for certain products. For lombard loans (including share-backed loans), the PD/LGD approach used does not consider the Bank’s forward-looking forecasts as these are not meaningful for the estimate of expected credit losses in light of the short timeframe considered for closing out positions under daily margining arrangements. For international private residential mortgages and securitizations, the Bank applies qualitative approaches where credit specialists follow a structured process and use their expertise and judgment to determine the amounts of expected credit losses.
The Bank measures expected credit losses considering the risk of default over the maximum contractual period (including any borrower’s extension options) during which it is exposed to credit risk, even if the Bank considers a longer period for risk management purposes. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate an irrevocable loan commitment or a credit guarantee.
Expected credit losses on impaired credit exposures
Expected credit losses for individually impaired credit exposures are measured by performing an in-depth review and analysis of these exposures, considering factors such as recovery and exit options as well as collateral and the risk profile of the borrower. The individual measurement of expected credit losses for impaired financial assets also considers reasonable and supportable forward-looking information that is relevant to the individual counterparty (idiosyncratic information) and reflective of the macroeconomic environment that the borrower is exposed to, apart from any historical loss information and current conditions. If there are different scenarios relevant for the individual expected credit loss measurement, they are considered on a probability-weighted basis. The related allowance for credit losses is revalued by the recovery management function, at least annually or more frequently, depending on the risk profile of the borrower or credit-relevant events.
For credit-impaired financial assets, the expected credit loss is measured using (i) the present value of estimated future cash flows discounted at the contractual interest rate of the loan and (ii) the fair market value of collateral where the loan is collateral-dependent. The impaired credit exposures and related allowance are revalued to reflect the passage of time.
For all classes of financial assets, the trigger to detect an impaired credit exposure is non-payment of interest, principal amounts or other contractual payment obligations, or when, for example, the Bank may become aware of specific adverse information relating to a counterparty’s ability to meet its contractual obligations, despite the current repayment status of its particular credit facility. For credit exposures where repayment is dependent on collateral, a decrease in collateral values can be an additional trigger to detect an impairment. Additional procedures may apply to specific classes of financial assets as described further below.

Macroeconomic scenarios
The estimation and application of forward-looking information requires a combination of expert judgment and quantitative analysis. Since the acquisition by UBS, this estimation process and related analysis and procedures have been embedded in a group-wide process. As part of this group-wide process, the Bank has aligned its macroeconomic scenarios, related macroeconomic factor forecasts and scenario weightings to those used by UBS. As of December 31, 2023, the Bank’s estimation of expected credit losses was based on a discounted probability-weighted estimate that considers three future macroeconomic scenarios: a baseline scenario, a mild downside scenario (mild debt crisis) and a severe downside scenario (stagflationary geopolitical crisis). The baseline scenario represents the most likely outcome. The other scenarios represent more pessimistic outcomes. The scenarios are probability-weighted according to the Bank’s best estimate of their relative likelihood based on historical frequency, an assessment of the current business and credit cycles as well as the macroeconomic factor trends.
> Refer to “Note 19 – Financial instruments measured at amortized cost and credit losses” in VIII – Consolidated financial statements – Credit Suisse (Bank) in the Credit Suisse Annual Report 2022 for further information on macroeconomic scenarios applied by the Bank prior to the acquisition by UBS.
Current-period estimate of expected credit losses on non-impaired credit exposures
One of the most significant judgments involved in estimating the Bank’s allowance for credit losses relates to the macroeconomic forecasts used to estimate credit losses over the forecast period, with modeled credit losses being driven primarily by a set of 38 MEFs. The key MEFs used in each of the macroeconomic scenarios for the calculation of the expected credit losses include, but are not limited to, GDP growth rates and average ship earnings. These MEFs are used in the portfolio- and region-specific CECL models and have been selected based on statistical criteria and expert judgment to explain expected credit losses. The table “Selected macroeconomic factors” includes the Bank’s forecast of selected MEFs for 2024 and 2025, as estimated as of December 31, 2023. The comparative information includes the forecast of MEFs selected and estimated as of December 31, 2022. These MEFs forecasts are recalibrated on a quarterly basis. While GDP growth rates and average ship earnings are significant inputs to the forecast models, a range of other inputs are also incorporated for all three scenarios to provide projections for future economic and market conditions. Given the complex nature of the forecasting process, no single economic variable is viewed in isolation or independently of other inputs.
As of December 31, 2023, the forecast macroeconomic scenarios were weighted 60% for the baseline, 15% for the mild debt crisis and 25% for the stagflationary geopolitical crisis scenario. As of December 31, 2022, for the previously applied scenarios, the forecast macroeconomic scenarios were weighted 50% for the baseline, 40% for the downside and 10% for the upside scenario.
Selected macroeconomic factors
end of 2023	Forecast 2024	Forecast 2025
EU nominal GDP growth rate (%)
Baseline	3.9	3.2
Mild debt crisis	(1.0)	0.4
Stagflationary geopolitical crisis	3.3	2.1
US real GDP growth rate (%)
Baseline	0.7	2.4
Mild debt crisis	(0.6)	0.3
Stagflationary geopolitical crisis	(3.3)	(1.2)
Swiss nominal GDP growth rate (%)
Baseline	2.7	3.2
Mild debt crisis	(1.0)	0.0
Stagflationary geopolitical crisis	0.7	2.0
China real GDP growth rate (%)
Baseline	4.1	4.8
Mild debt crisis	2.2	3.3
Stagflationary geopolitical crisis	(1.5)	1.4
Average earnings of bulk carriers (USD per day)
Baseline	12,552	12,346
Mild debt crisis	10,096	10,930
Stagflationary geopolitical crisis	8,614	10,391
Average earnings of tankers (USD per day)
Baseline	49,865	53,895
Mild debt crisis	42,458	38,392
Stagflationary geopolitical crisis	31,758	25,269
end of 2022	Forecast 2023	Forecast 2024
US real GDP growth rate (%)
Downside	(1.7)	0.5
Baseline	0.9	1.5
Upside	1.2	2.0
World industrial production (%)
Downside	(6.8)	0.4
Baseline	1.2	1.9
Upside	3.9	3.9
China real GDP growth rate (%)
Downside	(0.9)	2.1
Baseline	4.5	4.9
Upside	6.2	5.8
EU nominal GDP growth rate (%)
Downside	3.4	2.3
Baseline	5.2	4.1
Upside	5.5	3.8
Swiss nominal GDP growth rate (%)
Downside	0.0	1.0
Baseline	2.7	2.0
Upside	3.2	2.1
Forecasts for GDP rates represent average annual growth rates while forecasts for average ship earnings represent levels at the end of the forcast period.

Expected credit losses are not solely derived from MEF projections. Model overlays based on expert judgment are also applied, considering historical loss experience, industry, portfolio and counterparty reviews. Overlays are primarily impacting certain corporate and institutional loan portfolios. Certain overlays are designed to address circumstances where in management’s judgment the CECL model outputs are overly sensitive to the effect of economic inputs that exhibit significant deviation from their long-term historical averages. The Bank’s non-specific allowance for expected credit losses on balance sheet and off-balance sheet credit exposures as of December 31, 2023 decreased compared to December 31, 2022. In 2023, the probability of default models for large corporates and financial institutions were enhanced and the related overlays were decommissioned.
Interest income attributable to passage of time
For financial assets held at amortized cost for which the Bank measures expected credit losses based on the discounted cash flow methodology, the entire change in present value is reported in the provision for credit losses.
Methodology changes
The probability of default models for large corporates and financial institutions were updated during the reporting period. The main changes include (i) updates to macroeconomic factors based on expert feedback, (ii) re-calibration of sensitivity to macroeconomic inputs, (iii) re-calibration of average default probabilities, and (iv) additional granularity of region and industry segmentations. The overall impact of this model change is reflected in the table “Allowance for credit losses – loans held at amortized cost”. The model adjustments were applied with a simultaneous release of model overlays. The model overlays were in place mainly to address overly sensitive outputs of former models.
Loans held at amortized cost
The Bank’s loan portfolio is classified into two portfolio segments, consumer loans and corporate & institutional loans. The main risk characteristics are described by individual class of financing receivable for each of these portfolio segments:
Consumer loans:
■ Mortgages: includes lending instruments secured by residential real estate; such credit exposure is sensitive to the level of interest rates and unemployment as well as real estate valuation.
■ Loans collateralized by securities: primarily includes lending secured by marketable financial collateral (e.g., equities, bonds, investment funds and precious metals); such credit exposure is sensitive to market prices for securities which impact the value of financial collateral.
■ Consumer finance: includes lending to private individuals such as credit cards, personal loans and leases; such credit exposure is sensitive to MEFs including economic growth, unemployment and interest rates.
Corporate & institutional loans:
■ Real estate: includes lending backed by commercial or income-producing real estate; such credit exposure is sensitive to MEFs including economic growth, unemployment, interest rates and industrial production as well as real estate valuation.
■ Commercial and industrial loans: includes lending to corporate clients including small and medium-sized enterprises, large corporates and multinational clients; such credit exposure is sensitive to MEFs including economic growth, unemployment and industrial production.
■ Financial institutions: includes lending to financial institutions such as banks and insurance companies; such credit exposure is sensitive to MEFs including economic growth.
■ Governments and public institutions: includes lending to central government and state-owned enterprises; such credit exposure is sensitive to MEFs including economic growth.
Expected credit losses on impaired loans
In addition to the triggers described further above, loans managed on the Swiss platform are reviewed depending on event-driven developments. All corporate and institutional loans are reviewed at least annually based on the borrower’s financial statements and any indications of difficulties they may experience. Loans that are not impaired, but which are of special concern due to changes in covenants, downgrades, negative financial news and other adverse developments, are either transferred to recovery management or included on a watchlist. All loans on the watchlist are reviewed at least quarterly to determine whether they should be released, remain on the watchlist or be moved to recovery management. For loans in recovery management from the Swiss platform, larger positions are reviewed on a quarterly basis for any event-driven changes. Otherwise, these loans are reviewed at least annually. All loans in recovery management on international platforms are reviewed on at least a monthly basis.

Allowance for credit losses – loans held at amortized cost
	2023				2022			2021
	Consumer	Corporate & institutional	Total		Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for credit losses (CHF million)
Balance at beginning of period	359	1,007	1,366	[1]	357	939	1,296	318	1,217	1,535
Current-period provision for expected credit losses	180	833	1,013		57	184	241	78	(53)	25
of which methodology changes	0	5	5		0	0	0	0	(1)	(1)
of which provisions for interest [2]	60	58	118		22	29	51	25	23	48
Gross write-offs	(58)	(542)	(600)		(65)	(116)	(181)	(55)	(242)	(297)
Recoveries	10	1	11		12	3	15	9	5	14
Net write-offs	(48)	(541)	(589)		(53)	(113)	(166)	(46)	(237)	(283)
Foreign currency translation impact and other adjustments, net	(26)	(84)	(110)		(2)	(7)	(9)	7	12	19
Balance at end of period	465	1,215	1,680		359	1,003	1,362	357	939	1,296
of which individually evaluated	311	863	1,174		273	572	845	273	512	785
of which collectively evaluated	154	352	506		86	431	517	84	427	511
1 Included a net impact of CHF 4 million from the adoption of new accounting guidance for loan modifications on January 1, 2023, all of which were reflected in corporate & institutional loans.
2 Represents the current-period net provision for accrued interest on non-accrual loans and lease financing transactions which is recognized as a reversal of interest income.
Gross write-offs of CHF 600 million in 2023 compared to gross write-offs of CHF 181 million in 2022. In 2023, gross write-offs in corporate & institutional loans mainly included write-offs taken on loans in Non-core and Legacy (including Investment Bank) in connection with their reclassification to held-for-sale, several positions in small and medium-sized enterprises as well as individual positions in corporate loans, ship finance and aviation finance. Write-offs in consumer loans included primarily Swiss consumer finance loans and a write-off in Swiss mortgages. In 2022, gross write-offs in corporate & institutional loans reflected the sale of a facility relating to a coal mining company and write-offs of a loan to a consulting services company, an exposure to a financial institution impacted by sanctions imposed in connection with Russia’s invasion of Ukraine and individual positions in small and medium-sized enterprises, Swiss large corporates and ship finance. Write-offs in consumer loans were mainly related to Swiss consumer finance loans and a European mortgage.
Purchases, reclassifications and sales – loans held at amortized cost
	2023			2022			2021
in	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
CHF million
Purchases [1]	69	4,714	4,783	17	4,603	4,620	22	4,361	4,383
Reclassifications from loans held-for-sale [2]	0	30	30	0	95	95	0	133	133
Reclassifications to loans held-for-sale [3]	0	10,824	10,824	0	9,516	9,516	0	4,780	4,780
Sales [3]	0	2,454	2,454	0	2,485	2,485	0	4,442	4,442
Reclassifications from loans held-for-sale and reclassifications to loans held-for-sale represent non-cash transactions.
1 Includes drawdowns under purchased loan commitments.
2 Reflects loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held at amortized cost.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.

Debt securities held-to-maturity
In 2023 and 2022, the Bank purchased foreign government debt securities held-to-maturity amounting to CHF 463 million and CHF 971 million, respectively. As of December 31, 2023 and 2022, the Bank’s foreign government debt securities held-to-maturity had a carrying value of CHF 1,259 million and CHF 921 million, respectively, and represented a portfolio of US Treasury securities, all rated “AAA” based on the Bank’s internal counterparty rating. US Treasury securities have a history of no credit losses and market price movements mainly reflect changes in market interest rates. Based on this history of no credit losses and the Bank’s view of the current and forecasted economic environment, the Bank expects the risk of non-payment for US Treasuries to be zero and does not have an allowance for credit losses for these securities. The credit quality of these securities is monitored on a regular basis and the Bank’s zero-loss expectation is validated on at least a quarterly basis through the Bank’s governance structure involving the Risk and Treasury functions.
In 2023, the Bank purchased corporate debt securities held-to-maturity amounting to CHF 168 million. As of December 31, 2023, the Bank’s corporate debt securities held-to-maturity had a carrying value of CHF 158 million and represented a limited number of euro-denominated covered bonds qualifying as HQLA, all rated “AAA” based on the Bank’s internal rating. These covered bonds relate to prime French residential home loans originated by French commercial networks. Market price movements of these covered bonds mainly reflect changes in interest rates and the issuer credit ratings, with the Bank’s exposure mitigated by interest rate swap hedge transactions and the overcollateralization of covered bonds. These securities are valued on a daily basis by the front office.
> Refer to “Note 15 – Investment securities” for further information.
Other financial assets
The Bank’s other financial assets include certain balance sheet positions held at amortized cost, each representing its own portfolio segment. They have the following risk characteristics:
■ Cash and due from banks and interest-bearing deposits with banks: includes balances held with banks, primarily cash balances with central banks and nostro accounts; such credit exposure is sensitive to the credit rating and profile of the bank or central bank. Cash and due from banks also includes short-term, highly liquid debt instruments with original maturities of three months or less, which are held for cash management purposes; such credit exposure is sensitive to the credit rating and profile of the issuer of the related instrument.
■ Reverse repurchase agreements and securities borrowing transactions: includes lending and borrowing of securities against cash or other financial collateral; such credit exposure is sensitive to the credit rating and profile of the counterparty and relative changes in the valuation of securities and financial collateral.
■ Brokerage receivables: includes mainly settlement accounts with brokers and margin accounts; such credit exposure is sensitive to the credit rating and profile of the counterparty.
■ Other assets: includes mainly cash collateral, accrued interest, fees receivable, mortgage servicing advances and failed purchases; such credit exposure is sensitive to the credit rating and profile of the related counterparty.
Allowance for credit losses – other financial assets held at amortized cost
	2023	2022	2021
Allowance for credit losses (CHF million)
Balance at beginning of period	4,118	4,214	48
Current-period provision for expected credit losses	127	(135)	4,295
of which methodology changes	3	0	0
Gross write-offs	(4,035)	(7)	(8)
Recoveries	2	0	0
Net write-offs	(4,033)	(7)	(8)
Foreign currency translation impact and other adjustments, net	(51)	46	(121)
Balance at end of period	161	4,118	4,214
of which individually evaluated	129	4,096	4,200
of which collectively evaluated	32	22	14
In 2023, gross write-offs of other financial assets of CHF 4,035 million primarily included brokerage receivables related to Archegos.
In 2022 and 2021, the Bank purchased other financial assets held at amortized cost amounting to CHF 931 million and CHF 196 million, respectively, primarily related to mortgage servicing advances.

Credit quality information
Monitoring of credit quality and internal ratings – overview
The Bank monitors the credit quality of financial assets held at amortized cost through its credit risk management framework, which provides for the consistent evaluation, measurement and management of credit risk across the Bank. Assessments of credit risk exposures for internal risk estimates and risk-weighted assets are calculated based on PD, LGD and EAD models.
> Refer to “Expected credit losses on non-impaired credit exposures” for further information on PD, LGD and EAD.
The credit risk management framework incorporates the following core elements:
■ counterparty and transaction assessments: application of internal credit ratings (using PD), assignment of LGD and EAD values in relation to counterparties and transactions;
■ credit limits: establishment of credit limits, including limits based on notional exposure, potential future exposure and stress exposure, subject to approval by delegated authority holders, to serve as primary risk controls on exposures and to prevent undue risk concentrations;
■ credit monitoring, impairments and provisions: processes to support the ongoing monitoring and management of credit exposures, supporting the early identification of deterioration and any subsequent impact; and
■ risk mitigation: active management of credit exposures through the use of cash sales, participations, collateral, guarantees, single name and portfolio insurance or hedging instruments.
In addition to traditional credit exposure measurement, monitoring and management using current and potential future exposure metrics, the Risk function performs counterparty and portfolio credit risk assessments of the impact of various internal stress test scenarios. The Risk function assesses the impact to credit risk exposures arising from market movements in accordance with the scenario narrative, which can further support the identification of concentration or tail risks. The scenario suite includes historical scenarios as well as forward-looking scenarios.
Credit officers evaluate and assess counterparties and clients to whom the Bank has credit exposures, primarily using internal rating models. These models are used to determine internal credit ratings which are intended to reflect the PD of each counterparty.
For a majority of counterparties and clients, internal ratings are based on internally developed statistical models that have been backtested against internal experience and validated by a function independent of model development. Findings from backtesting serve as a key input for any future rating model developments. The Bank’s internally developed statistical rating models are based on a combination of quantitative factors (e.g., financial fundamentals, such as balance sheet information for corporates and loan-to-value (LTV) ratio and the borrower’s income level for mortgage lending, and market data) and qualitative factors (e.g., credit histories from credit reporting bureaus and economic trends).
For the remaining counterparties where statistical rating models are not used, internal credit ratings are assigned on the basis of a structured expert approach using a variety of inputs, such as peer analyses, industry comparisons, external ratings and research as well as the judgment of senior credit officers.
In addition to counterparty ratings, the Risk function also assesses the risk profile of individual transactions and assigns transaction ratings which reflect specific contractual terms such as seniority, security and collateral.
Internal credit ratings may differ from external credit ratings, where available, and are subject to periodic review depending on exposure type, client segment, collateral or event-driven developments. The Bank’s internal ratings are mapped to a PD band associated with each rating which is calibrated to historical default experience using internal data and external data sources. The Bank’s internal rating bands are reviewed on an annual basis with reference to extended historical default data and are therefore based on stable long-run averages. Adjustments to PD bands are only made where significant deviations to existing values are detected. The last update was made in 2012 and since then no significant changes to the robust long-run averages have been detected.
For the purpose of the credit quality disclosures included in these financial statements, an equivalent rating based on the Standard & Poor’s rating scale is assigned to the Bank’s internal ratings based on the PD band associated with each rating. These internal ratings are used consistently across all classes of financial assets and are aggregated to the credit quality indicators “investment grade” and “non-investment grade”.
The Bank uses internal rating methodologies consistently for the purposes of approval, establishment and monitoring of credit limits and credit portfolio management, credit policy, management reporting, risk-adjusted performance measurement, economic risk capital measurement and allocation and financial accounting.
A credit quality monitoring process is performed to provide for early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. The Risk function maintains regularly updated watchlists to review and re-assess counterparties that could be subject to adverse changes in creditworthiness. The review of the credit quality of clients and counterparties does not depend on the accounting treatment of the asset or commitment.
> Refer to “Expected credit losses on impaired credit exposures” for further information on credit monitoring.

Credit quality of loans held at amortized cost
The following table presents the Bank’s carrying value of loans held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade” that are used as credit quality indicators for the purpose of this disclosure, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Consumer loans held at amortized cost by internal counterparty rating
	2023					2022
	Investment grade	Non-investment grade			Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Mortgages
2023 / 2022	10,953	687	5	11,645	0	12,501	1,540	8	14,049
2022 / 2021	10,154	1,220	30	11,404	0	21,627	1,396	45	23,068
2021 / 2020	17,263	977	76	18,316	0	12,869	1,111	19	13,999
2020 / 2019	11,009	835	86	11,930	0	10,029	1,271	67	11,367
2019 / 2018	9,096	1,161	89	10,346	0	6,609	650	36	7,295
Prior years	34,366	1,632	172	36,170	9	34,525	1,931	210	36,666
Total term loans	92,841	6,512	458	99,811	9	98,160	7,899	385	106,444
Revolving loans	635	160	0	795	0	229	807	4	1,040
Total	93,476	6,672	458	100,606	9	98,389	8,706	389	107,484
Loans collateralized by securities
2023 / 2022	404	398	0	802	0	562	552	0	1,114
2022 / 2021	98	17	0	115	0	1,496	381	0	1,877
2021 / 2020	1,197	253	0	1,450	0	307	721	0	1,028
2020 / 2019	87	0	0	87	0	35	143	0	178
2019 / 2018	0	97	0	97	0	16	25	0	41
Prior years	658	236	0	894	0	803	188	0	991
Total term loans	2,444	1,001	0	3,445	0	3,219	2,010	0	5,229
Revolving loans [1]	20,928	1,731	276	22,935	0	30,023	2,124	263	32,410
Total	23,372	2,732	276	26,380	0	33,242	4,134	263	37,639
Consumer finance
2023 / 2022	2,149	842	17	3,008	1	2,135	1,005	8	3,148
2022 / 2021	686	428	21	1,135	6	650	334	15	999
2021 / 2020	373	251	19	643	5	307	200	15	522
2020 / 2019	119	178	16	313	5	120	183	18	321
2019 / 2018	34	96	16	146	5	26	87	15	128
Prior years	19	91	48	158	26	14	80	44	138
Total term loans	3,380	1,886	137	5,403	48	3,252	1,889	115	5,256
Revolving loans	69	50	69	188	1	318	42	69	429
Total	3,449	1,936	206	5,591	49	3,570	1,931	184	5,685
Consumer – total
2023 / 2022	13,506	1,927	22	15,455	1	15,198	3,097	16	18,311
2022 / 2021	10,938	1,665	51	12,654	6	23,773	2,111	60	25,944
2021 / 2020	18,833	1,481	95	20,409	5	13,483	2,032	34	15,549
2020 / 2019	11,215	1,013	102	12,330	5	10,184	1,597	85	11,866
2019 / 2018	9,130	1,354	105	10,589	5	6,651	762	51	7,464
Prior years	35,043	1,959	220	37,222	35	35,342	2,199	254	37,795
Total term loans	98,665	9,399	595	108,659	57	104,631	11,798	500	116,929
Revolving loans	21,632	1,941	345	23,918	1	30,570	2,973	336	33,879
Total	120,297	11,340	940	132,577	58	135,201	14,771	836	150,808
1 Lombard loans are generally classified as revolving loans.

Corporate & institutional loans held at amortized cost by internal counterparty rating
	2023					2022
	Investment grade	Non-investment grade			Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Real estate
2023 / 2022	2,663	1,907	35	4,605	24	3,601	2,499	5	6,105
2022 / 2021	1,926	1,007	129	3,062	0	7,001	2,441	0	9,442
2021 / 2020	4,431	1,283	164	5,878	0	3,071	855	4	3,930
2020 / 2019	2,402	725	10	3,137	0	959	297	56	1,312
2019 / 2018	818	230	31	1,079	0	698	219	1	918
Prior years	2,298	304	23	2,625	0	2,109	217	24	2,350
Total term loans	14,538	5,456	392	20,386	24	17,439	6,528	90	24,057
Revolving loans	300	279	136	715	0	694	281	125	1,100
Total	14,838	5,735	528	21,101	24	18,133	6,809	215	25,157
Commercial and industrial loans
2023 / 2022	6,599	8,126	422	15,147	26	7,858	11,181	263	19,302
2022 / 2021	2,635	3,237	81	5,953	11	3,576	4,204	212	7,992
2021 / 2020	2,121	2,394	94	4,609	22	1,810	2,251	178	4,239
2020 / 2019	1,360	1,259	124	2,743	7	1,566	2,359	130	4,055
2019 / 2018	959	1,440	57	2,456	1	742	1,343	161	2,246
Prior years	1,714	1,838	192	3,744	10	1,619	2,355	204	4,178
Total term loans	15,388	18,294	970	34,652	77	17,171	23,693	1,148	42,012
Revolving loans	7,607	4,015	245	11,867	117	10,277	6,799	278	17,354
Total	22,995	22,309	1,215	46,519	194	27,448	30,492	1,426	59,366
Financial institutions
2023 / 2022	5,281	770	41	6,092	0	4,480	1,026	90	5,596
2022 / 2021	759	166	0	925	0	2,850	856	0	3,706
2021 / 2020	656	307	0	963	0	1,034	67	0	1,101
2020 / 2019	556	132	0	688	0	602	7	0	609
2019 / 2018	239	4	0	243	0	521	2	1	524
Prior years	632	31	1	664	0	(940)	71	1	(868)
Total term loans	8,123	1,410	42	9,575	0	8,547	2,029	92	10,668
Revolving loans	3,592	351	1	3,944	324	10,111	822	110	11,043
Total	11,715	1,761	43	13,519	324	18,658	2,851	202	21,711
Governments and public institutions
2023 / 2022	121	23	4	148	0	147	22	0	169
2022 / 2021	371	4	0	375	0	458	35	0	493
2021 / 2020	75	26	0	101	0	126	40	0	166
2020 / 2019	123	26	0	149	0	97	1	10	108
2019 / 2018	93	1	1	95	0	55	0	0	55
Prior years	141	7	1	149	0	171	15	1	187
Total term loans	924	87	6	1,017	0	1,054	113	11	1,178
Revolving loans	9	4	0	13	0	9	0	0	9
Total	933	91	6	1,030	0	1,063	113	11	1,187
Corporate & institutional – total
2023 / 2022	14,664	10,826	502	25,992	50	16,086	14,728	358	31,172
2022 / 2021	5,691	4,414	210	10,315	11	13,885	7,536	212	21,633
2021 / 2020	7,283	4,010	258	11,551	22	6,041	3,213	182	9,436
2020 / 2019	4,441	2,142	134	6,717	7	3,224	2,664	196	6,084
2019 / 2018	2,109	1,675	89	3,873	1	2,016	1,564	163	3,743
Prior years	4,785	2,180	217	7,182	10	2,959	2,658	230	5,847
Total term loans	38,973	25,247	1,410	65,630	101	44,211	32,363	1,341	77,915
Revolving loans	11,508	4,649	382	16,539	441	21,091	7,902	513	29,506
Total	50,481	29,896	1,792	82,169	542	65,302	40,265	1,854	107,421

Total loans held at amortized cost by internal counterparty rating
	2023						2022
	Investment grade	Non-investment grade				Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total			AAA to BBB	BB to C	D	Total
CHF million
Loans held at amortized cost – total
2023 / 2022	28,170	12,753	524	41,447		51	31,284	17,825	374	49,483
2022 / 2021	16,629	6,079	261	22,969		17	37,658	9,647	272	47,577
2021 / 2020	26,116	5,491	353	31,960		27	19,524	5,245	216	24,985
2020 / 2019	15,656	3,155	236	19,047		12	13,408	4,261	281	17,950
2019 / 2018	11,239	3,029	194	14,462		6	8,667	2,326	214	11,207
Prior years	39,828	4,139	437	44,404		45	38,301	4,857	484	43,642
Total term loans	137,638	34,646	2,005	174,289		158	148,842	44,161	1,841	194,844
Revolving loans	33,140	6,590	727	40,457		442	51,661	10,875	849	63,385
Total loans to third parties	170,778	41,236	2,732	214,746		600	200,503	55,036	2,690	258,229
Total loans to entities under common control	1,251	0	0	1,251		0	3,920	30	0	3,950
Total	172,029	41,236	2,732	215,997	[1]	600	204,423	55,066	2,690	262,179	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 442 million and CHF 534 million as of December 31, 2023 and 2022, respectively.
Credit quality of other financial assets held at amortized cost
The following table presents the Bank’s carrying value of other financial assets held at amortized cost by aggregated internal counterparty credit ratings “investment grade” and “non-investment grade”, by year of origination. Within the line items relating to the origination year, the first year represents the origination year of the current reporting period and the second year represents the origination year of the comparative reporting period.
Other financial assets held at amortized cost by internal counterparty rating
	2023					2022
	Investment grade	Non-investment grade			Gross write-offs (YTD)	Investment grade	Non-investment grade
end of	AAA to BBB	BB to C	D	Total		AAA to BBB	BB to C	D	Total
CHF million
Other financial assets held at amortized cost
2023 / 2022	0	0	0	0	0	0	0	0	0
2022 / 2021	0	7	0	7	0	0	7	0	7
2021 / 2020	0	0	0	0	0	0	0	0	0
2020 / 2019	0	0	0	0	0	0	0	0	0
2019 / 2018	0	0	0	0	0	0	47	0	47
Prior years	0	0	0	0	0	0	0	0	0
Total term positions	0	7	0	7	0	0	54	0	54
Revolving positions	0	1,264	0	1,264	0	0	1,711	0	1,711
Total	0	1,271	0	1,271	0	0	1,765	0	1,765
Includes primarily mortgage servicing advances and failed purchases.

Past due financial assets
Generally, a financial asset is deemed past due if the principal and/or interest payment has not been received on its due date.
Loans held at amortized cost – past due
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
2023 (CHF million)
Mortgages	100,160	86	42	10	308	446	100,606
Loans collateralized by securities	26,089	1	0	0	290	291	26,380
Consumer finance	5,008	268	80	63	172	583	5,591
Consumer	131,257	355	122	73	770	1,320	132,577
Real estate	20,705	36	28	0	332	396	21,101
Commercial and industrial loans	45,677	192	225	16	409	842	46,519
Financial institutions	13,347	126	7	37	2	172	13,519
Governments and public institutions	1,020	8	0	0	2	10	1,030
Corporate & institutional	80,749	362	260	53	745	1,420	82,169
Total loans to third parties	212,006	717	382	126	1,515	2,740	214,746
Total loans to entities under common control	1,251	0	0	0	0	0	1,251
Total loans held at amortized cost	213,257	717	382	126	1,515	2,740	215,997	[1]
2022 (CHF million)
Mortgages	107,033	66	43	8	334	451	107,484
Loans collateralized by securities	37,308	43	4	3	281	331	37,639
Consumer finance	5,147	248	82	63	145	538	5,685
Consumer	149,488	357	129	74	760	1,320	150,808
Real estate	24,946	35	49	0	127	211	25,157
Commercial and industrial loans	58,267	320	42	24	713	1,099	59,366
Financial institutions	21,480	72	0	0	159	231	21,711
Governments and public institutions	1,171	5	0	0	11	16	1,187
Corporate & institutional	105,864	432	91	24	1,010	1,557	107,421
Total loans to third parties	255,352	789	220	98	1,770	2,877	258,229
Total loans to entities under common control	3,950	0	0	0	0	0	3,950
Total loans held at amortized cost	259,302	789	220	98	1,770	2,877	262,179	[1]
1 Excluded accrued interest on loans held at amortized cost of CHF 442 million and CHF 534 million as of December 31, 2023 and 2022, respectively.
As of December 31, 2023 and 2022, the Bank did not have any loans that were more than 90 days past due and still accruing interest. Also, the Bank did not have any debt securities held-to-maturity or other financial assets held at amortized cost that were past due.
Non-accrual financial assets
Generally, a financial asset is deemed non-accrual and recognition of any interest in the statement of operations is discontinued when the contractual payments of principal and/or interest are more than 90 days past due.
> Refer to “Note 1 – Summary of significant accounting policies” for information on the recognition of write-offs of financial assets and related recoveries.
For loans held at amortized cost, non-accrual loans are comprised of non-performing loans and non-interest-earning loans.

Non-accrual loans held at amortized cost
	2023				2022
	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period	Amortized cost of non-accrual assets at beginning of period	Amortized cost of non-accrual assets at end of period	Interest income recognized	Amortized cost of non-accrual assets with no specific allowance at end of period
CHF million
Mortgages	383	462	8	51	572	383	4	64
Loans collateralized by securities	283	291	0	0	262	283	4	2
Consumer finance	188	210	4	0	205	188	3	8
Consumer	854	963	12	51	1,039	854	11	74
Real estate	127	355	8	7	167	127	1	1
Commercial and industrial loans	801	520	12	48	686	801	9	30
Financial institutions	159	77	0	0	41	159	7	0
Governments and public institutions	11	11	0	1	19	11	1	0
Corporate & institutional	1,098	963	20	56	913	1,098	18	31
Total loans held at amortized cost	1,952	1,926	32	107	1,952	1,952	29	105
In the Bank’s recovery management function covering Non-core and Legacy (including Investment Bank), once the credit provision is greater than 90% of the loan’s notional amount, a position may be written down to its net carrying value in the subsequent quarter if all recovery options are exhausted. In the Bank’s recovery management functions for the Swiss Bank and Wealth Management, write-offs are made based on an individual counterparty assessment. An evaluation is performed on the need for write-offs on impaired loans individually and on a regular basis if it is likely that parts of a loan or the entire loan will not be recoverable. Write-offs of residual loan balances are executed once available debt enforcement procedures are exhausted or, in certain cases, upon a restructuring.
Collateral-dependent financial assets
The Bank’s collateral-dependent financial assets are managed by divisionally aligned recovery management functions which cover Wealth Management, Swiss Bank and Non-core and Legacy (including Investment Bank).
Collateral-dependent financial assets managed by the recovery management function for Wealth Management mainly include residential mortgages, lombard loans, commercial loans, aviation and yacht finance exposures and ship finance exposures. Residential mortgages are secured by mortgage notes on residential real estate, life insurance policies as well as cash balances, securities deposits or other assets held with the Bank. Lombard loans are collateralized by pledged financial assets mainly in the form of cash, shares, bonds, investment fund units and money market instruments as well as life insurance policies and bank guarantees. Collateral held against commercial loans include primarily guarantees issued by export credit agencies, other guarantees, private risk insurance, asset pledges and assets held with the Bank (e.g., cash, securities deposits and others). Aviation and yacht finance exposures are collateralized by aircraft mortgages of business jets and vessel mortgages on yachts, respectively, as well as corporate and/or personal guarantees, cash balances, securities deposits or other assets held with the Bank. Ship finance exposures are collateralized by vessel mortgages, corporate guarantees, insurance assignments as well as cash balances, securities deposits or other assets held with the Bank. Collateral-dependent loans decreased in 2023, mainly driven by decreases in commercial loans, yacht finance, ship finance and aviation finance, partially offset by an increase in residential mortgages. The overall collateral coverage increased from 92% as of December 31, 2022 to 93% as of December 31, 2023, mainly driven by increases in higher collateralized exposures.
Collateral-dependent financial assets managed by the recovery management function for the Swiss Bank mainly include residential mortgages and commercial mortgages. Collateral held against residential mortgages includes mainly mortgage notes on residential real estate, pledged capital awards in retirement plans and life insurance policies. For commercial mortgages, collateral held includes primarily mortgage notes on commercial real estate and cash balances, securities deposits or other assets held with the Bank. The overall collateral coverage ratio in relation to the collateral-dependent financial assets decreased from 88% as of December 31, 2022 to 84% as of December 31, 2023 for residential and commercial mortgages, mainly reflecting lower collateralized new commercial mortgage exposures and reduced collateral valuations for existing loans.
Collateral-dependent financial assets managed by the recovery management function covering Non-core and Legacy (including Investment Bank) mainly include mortgages, term loans and revolving corporate loans, securities borrowing and lombard loans. For mortgages, property is the main collateral type. Term loans, revolving corporate loans and securities borrowing exposures are mainly secured by pledged shares, bonds, investment fund units and money market instruments. For lombard loans, the Bank holds collateral in the form of cash and term deposits. The overall collateral coverage ratio increased from 94% as of December 31, 2022 to 98% as of December 31, 2023, mainly driven by an improved coverage ratio in property-backed and securities-backed loans, partially offset by exposure reductions in fully collateralized loans, particularly in aircraft mortgages and cash-collateralized loans.
Off-balance sheet credit exposures
The Bank portfolio comprises off-balance sheet exposures with credit risk in the form of irrevocable commitments, guarantees and similar instruments which are subject to the CECL accounting guidance. The main risk characteristics are as follows:
■ Irrevocable commitments are primarily commitments made to corporate and institutional borrowers to provide loans under approved, but undrawn, credit facilities. In addition, the Bank has irrevocable commitments under documentary credits for corporate and institutional clients that facilitate international trade. The related credit risk exposure is to corporate clients, including small and medium-sized enterprises, large corporates and multinational clients that are impacted by macroeconomic and industry-specific factors such as economic growth, unemployment and industrial production.
■ Guarantees are provided to third parties which contingently obligate the Bank to make payments in the event that the underlying counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The credit risk associated with guarantees is primarily to corporate and institutional clients and financial institutions, which are sensitive to MEFs including economic growth and interest rates.
For off-balance sheet credit exposures, methodology, scenarios and MEFs used to estimate the provision for expected credit losses are the same as those used to estimate the allowance for credit losses for financial assets held at amortized cost. For the EAD models, a credit conversion factor or similar methodology is applied to off-balance sheet credit exposures in order to project the additional drawn amount between current utilization and the committed facility amount.
> Refer to “Allowance for credit losses” for further information on the methodology, scenarios and MEFs used to estimate expected credit losses.
Loan modifications in 2023
On January 1, 2023, the Bank adopted ASU 2022-02, applying the modified retrospective approach. Under the new accounting guidance, enhanced disclosures for certain loan refinancings and restructurings are required when a borrower is experiencing financial difficulty. For 2023, these additional disclosures are presented in the tables below. Prior period disclosures are presented under the previous accounting guidance for troubled debt restructurings.
For the Bank’s loan modifications executed during 2023, the following table presents the amortized cost base of these modified loans as of the end of 2023, by major type of loan modification (and any combination thereof), as well as the balances of these modified loans in relation to the overall balance of the respective class of financing receivables.
Loan modifications by type
	2023
in	Period-end amortized cost (CHF million)	In percent of class of financing receivables (%)
Principal forgiveness (PF)
Mortgages	0.6	0.00
Commercial and industrial loans	0.4	0.00
Total	1.0	–
Interest rate reduction (IRR)
Mortgages	3.9	0.00
Loans collateralized by securities	15.1	0.06
Consumer finance	0.0	0.00
Real estate	1.2	0.01
Commercial and industrial loans	58.2	0.13
Financial institutions	0.8	0.01
Total	79.2	–
Term extension (TE)
Mortgages	45.7	0.05
Real estate	63.9	0.30
Commercial and industrial loans	108.5	0.23
Financial institutions	1.2	0.01
Total	219.3	–
Other than insignificant payment delay (OtIPD)
Commercial and industrial loans	28.0	0.06
Combination of IRR and TE
Commercial and industrial loans	13.2	0.03
Combination of IRR and OtIPD
Commercial and industrial loans	0.5	0.00
Combination of TE and OtIPD
Commercial and industrial loans	37.6	0.08
Total loan modifications
Mortgages	50.2	0.05
Loans collateralized by securities	15.1	0.06
Real estate	65.1	0.31
Commercial and industrial loans	246.4	0.53
Financial institutions	2.0	0.02
Total	378.8	0.18
PF = Principal forgiveness; IRR = Interest rate reduction; TE = Term extension; OtIPD = Other than insignificant payment delay.
The following table presents the modification effect of the Bank’s loan modifications executed in 2023, by type of loan modification (and any combination thereof).

Loan modifications – modification effects
in	2023
Principal forgiveness (PF) (CHF million)
Mortgages	11.7
Commercial and industrial loans	7.2
Total	18.9
Interest rate reduction (IRR) (WAIRR in %)
Mortgages	1.33
Loans collateralized by securities	0.72
Consumer finance	2.71
Real estate	1.50
Commercial and industrial loans	0.94
Financial institutions	2.00
Total	0.94
Term extension (TE) (WATE in years)
Mortgages	0.09
Real estate	1.25
Commercial and industrial loans	1.14
Financial institutions	0.58
Total	0.95
Other than insignificant payment delay (OtIPD) (CHF million)
Commercial and industrial loans	7.8
Combination of IRR and TE
Commercial and industrial loans
Interest rate reduction (%)	0.29
Term extension (Years)	1.44
Combination of IRR and OtIPD
Commercial and industrial loans
Interest rate reduction (%)	0.90
Payment delay (CHF million)	0.4
Combination of TE and OtIPD
Commercial and industrial loans
Term extension (Years)	2.72
Payment delay (CHF million)	22.0
PF = Principal forgiveness; IRR = Interest rate reduction; TE = Term extension; OtIPD = Other than insignificant payment delay; WAIRR = Weighted average interest rate reduction; WATE = Weighted average term extension.

As of December 31, 2023, none of the loans that had been modified during 2023 were past due. Furthermore, none of the loans that had been modified in 2023 defaulted again during the reporting period.
Expected credit losses on modified loans that are considered impaired are individually assessed. The performance of such loans following the modification, including any subsequent defaults, is taken into account for the measurement of the respective allowance for expected credit losses.
Expected credit losses on modified loans that are considered non-impaired are collectively assessed. The performance of collectively assessed loans is reflected in the probability of default of these loans, which is one of the three main inputs for the Bank’s model-based estimates of the allowance for credit losses on non-impaired loans.
As of December 31, 2023 and 2022, the Bank did not have any commitments to lend additional funds to debtors whose loan terms had been modified.
Troubled debt restructurings in 2022 and 2021
Restructured financing receivables held at amortized cost
	2022			2021
in	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
CHF million, except where indicated
Loans collateralized by securities	0	0	0	1	33	25
Real estate	1	102	82	1	2	2
Commercial and industrial loans	15	204	182	18	402	394
Financial institutions	0	0	0	1	44	44
Total loans	16	306	264	21	481	465

Restructured financing receivables held at amortized cost that defaulted within 12 months from restructuring
	2022		2021
in	Number of contracts	Recorded investment	Number of contracts	Recorded investment
CHF million, except where indicated
Loans collateralized by securities	0	0	3	156
Commercial and industrial loans	0	0	1	14
Total loans	0	0	4	170
19 Goodwill
2023	Wealth Management		Swiss Bank	Asset Management		Non-core and Legacy	Bank	[1]
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,281		481	1,106		4,890	7,758
Foreign currency translation impact	(10)		(25)	(31)		0	(66)
Other	0		0	(30)		30	0
Balance at end of period	1,271		456	1,045		4,920	7,692
Accumulated impairment (CHF million)
Balance at beginning of period	0		0	0		4,890	4,890
Impairment losses	1,271	[2]	0	1,045	[2]	30	2,346
Balance at end of period	1,271		0	1,045		4,920	7,236
Net book value (CHF million)
Net book value	0		456	0		0	456
2022
Gross amount of goodwill (CHF million)
Balance at beginning of period	1,300	480	1,101	4,867	7,748
Foreign currency translation impact	4	1	5	0	10
Other	(23)	0	0	23	0
Balance at end of period	1,281	481	1,106	4,890	7,758
Accumulated impairment (CHF million)
Balance at beginning of period	0	0	0	4,867	4,867
Impairment losses	0	0	0	23	23
Balance at end of period	0	0	0	4,890	4,890
Net book value (CHF million)
Net book value	1,281	481	1,106	0	2,868
Segments are shown net of adjustments regarding certain consolidating entities, including those relating to entities that are managed but are not owned or fully owned by Credit Suisse.
1
Gross amount of goodwill and accumulated impairment included CHF 12 million related to legacy business transferred to the former Strategic Resolution Unit in 4Q15 and fully written off at the time of transfer, in addition to the divisions disclosed.

2 Includes adjustments regarding certain consolidating entities of CHF 23 million for Wealth Management and CHF 6 million for Asset Management.

In accordance with US GAAP, the Bank continually assesses whether or not there has been a triggering event requiring a review of goodwill.
Effective January 1, 2023, the Bank was organized into five reporting units – Wealth Management, Swiss Bank, Asset Management, Investment Bank and the Capital Release Unit.
As a result of the announced strategy and organizational changes, the Private Fund Group business in the Asset Management reporting unit was transferred to the Investment Bank reporting unit effective January 1, 2023, resulting in a transfer of CHF 30 million of goodwill between the reporting units. The Bank fully impaired this goodwill in the first quarter of 2023.
Following a review of the Bank’s financial plans to reflect the deposit and assets under management outflows in the first quarter of 2023, the Bank concluded that the estimated fair value of the Wealth Management reporting unit was below its related carrying value and as a result a goodwill impairment charge of CHF 1.3 billion was recorded for the quarter, resulting in a goodwill balance of zero for that reporting unit. The fair value of the remaining reporting units with goodwill (Swiss Bank and Asset Management) exceeded their related carrying values and no further impairments were necessary as of March 31, 2023.
Due to the asset under management outflows and the projected impact on the profitability of the Asset Management reporting unit, the Bank concluded that the estimated fair value of the Asset Management reporting unit was below its related carrying value and, as a result, a goodwill impairment charge of CHF 1.0 billion was recorded in the second quarter of 2023, resulting in a goodwill balance of zero for that reporting unit.
On August 31, 2023, UBS Group announced its update on strategy and the integration of Credit Suisse, which included the decision to integrate Credit Suisse (Schweiz) AG with UBS Switzerland AG. The announcement represented a triggering event for the third quarter of 2023 for goodwill impairment testing purposes. Based on the goodwill impairment assessment for the third quarter of 2023, the Bank concluded that the estimated fair value of the Swiss Bank reporting unit supported its carrying value although at a reduced margin.
On August 31, 2023, UBS also announced the creation of a Non-core and Legacy business division, which includes Credit Suisse positions and businesses not aligned with UBS’s strategy and policies.
The Bank’s reporting units under the new structure are defined as follows: Wealth Management, Swiss Bank, Asset Management and Non-core and Legacy (including Investment Bank).
The only reporting unit with any remaining goodwill balance as of December 31, 2023 was the Swiss Bank. The Bank concluded that the estimated fair value of the reporting unit exceeded its related carrying value and no further impairment was necessary as of December 31, 2023.
The carrying value of each reporting unit for the purpose of the goodwill impairment test is determined by considering the reporting units’ risk-weighted assets usage, leverage ratio exposure, deferred tax assets, goodwill, intangible assets and other common equity tier 1 (CET1) capital relevant adjustments. The residual value between the total of these elements and the Bank’s shareholders’ equity is allocated to the carrying value of the reporting units on a pro-rata basis.
In estimating the fair value of its reporting units, the Bank applied a combination of the market approach and the income approach. Under the market approach, consideration is generally given to price-to-projected-earnings multiples and price-to-book-value multiples for similarly traded companies and prices paid in recent transactions that have occurred in its industry or in related industries. Under the income approach, a discount rate is applied that reflects the risk and uncertainty related to the reporting unit’s projected cash flows, which were determined from the Bank’s financial plan.
In determining the estimated fair value, the Bank relied upon its latest three-year financial plan, which included significant management assumptions and estimates based on its view of current and future economic conditions and regulatory changes.
Estimates of the Bank’s future earnings potential, and that of the reporting units, involve considerable judgment, including management’s view on future changes in market cycles, the regulatory environment and the anticipated result of the implementation of business strategies, competitive factors and assumptions concerning the retention of key employees.
The results of the impairment evaluation would be significantly impacted by adverse changes in the underlying parameters used in the valuation process. If actual outcomes or the future outlook adversely differ from management’s best estimates of the key economic assumptions and associated cash flows applied in the valuation of the reporting unit, the Bank could potentially incur material impairment charges in the future.

20 Other intangible assets
	2023			2022
end of	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount	Gross carrying amount	Accumu- lated amorti- zation	Net carrying amount
Other intangible assets (CHF million)
Trade names/trademarks	27	(23)	4	25	(25)	0
Client relationships	19	(2)	17	29	(9)	20
Other	6	(3)	3	5	(3)	2
Total amortizing other intangible assets	52	(28)	24	59	(37)	22
Non-amortizing other intangible assets	298	–	298	430	–	430
of which mortgage servicing rights, at fair value	305	–	305	403	–	403
Total other intangible assets	350	(28)	322	489	(37)	452
Additional information
in	2023	2022	2021
Aggregate amortization and impairment (CHF million)
Aggregate amortization	3	4	8
Impairment	28	0	0
Estimated amortization
Estimated amortization (CHF million)
2024	1
2025	1
2026	1
2027	1
2028	2
21 Other assets and other liabilities
end of	2023	2022
Other assets (CHF million)
Cash collateral on derivative instruments	6,718	7,723
Cash collateral on non-derivative transactions	289	647
Derivative instruments used for hedging [1]	3	0
Assets held-for-sale	12,992	16,112
of which loans [2]	12,929	16,090
allowance for loans held-for-sale	(1,154)	(101)
of which real estate [3]	62	22
of which long-lived assets	1	0
Premises and equipment, net and right-of-use assets	2,674	5,799
Assets held for separate accounts	59	64
Interest and fees receivable	2,197	2,609
Deferred tax assets	71	259
Prepaid expenses	404	812
of which cloud computing arrangement implementation costs	10	65
Failed purchases	324	801
Defined benefit pension and post-retirement plan assets	519	560
Other	4,573	6,367
of which digital asset safeguarding assets	127	102
Other assets	30,823	41,753
1 Amounts shown after counterparty and cash collateral netting.
2 Included as of the end of 2023 and 2022 were CHF 99 million and CHF 458 million, respectively, in restricted loans, which represented collateral on secured borrowings.
3
As of the end of 2023 and 2022, real estate held-for-sale included foreclosed or repossessed real estate of CHF 46 million and CHF 21 million, respectively, of which CHF 46 million and CHF 21 million, respectively, were related to residential real estate.

end of	2023	2022
Other liabilities (CHF million)
Cash collateral on derivative instruments	677	2,079
Cash collateral on non-derivative transactions	392	431
Derivative instruments used for hedging [1]	447	154
Operating leases liabilities	1,420	1,749
Provisions	2,611	1,494
of which expected credit losses on off-balance sheet credit exposures	185	217
Restructuring liabilities	15	114
Liabilities held for separate accounts	59	64
Interest and fees payable	4,231	3,779
Current tax liabilities	429	524
Deferred tax liabilities	113	670
Failed sales	402	1,471
Defined benefit pension and post-retirement plan liabilities	227	258
Other	3,715	4,039
of which digital asset safeguarding liabilities	364	102
Other liabilities	14,738	16,826

Premises, equipment and right-of-use assets
end of	2023	2022
Premises and equipment (CHF million)
Buildings and improvements	863	839
Land	213	215
Leasehold improvements	1,238	1,438
Software	1,074	8,261
Equipment	859	990
Premises and equipment	4,247	11,743
Accumulated depreciation	(2,666)	(7,637)
Total premises and equipment, net	1,581	4,106
Right-of-use assets (CHF million)
Right-of-use assets	1,093	1,693
Total premises and equipment, net and right-of-use assets	2,674	5,799
Depreciation, amortization and impairment
end of	2023	2022	2021
CHF million
Depreciation on premises and equipment	805	997	903
Impairment on premises and equipment	1,798	250	20
Amortization and impairment on right-of-use assets	529	256	313
> Refer to “Note 22 – Leases” for further information on right-of-use assets.
22 Leases
The Bank enters into both lessee and lessor arrangements.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 21 – Other assets and other liabilities” for further information.
Lessee arrangements
The Bank primarily enters into operating leases. When a real estate lease has both lease and non-lease components, the Bank allocates the consideration in the contract based on the relative standalone selling price. For all leases other than real estate leases, the Bank does not separate lease and non-lease components. The Bank’s finance leases are not material.
The Bank has entered into leases for real estate, equipment and vehicles.
Certain equipment and real estate have subsequently been subleased. Sublease income is recognized in other revenues.
Lease costs
end of	2023	2022	2021
Lease costs (CHF million)
Operating lease costs	370	279	293
Variable lease costs	42	46	50
Sublease income	(51)	(65)	(75)
Total lease costs	361	260	268
From time to time, the Bank enters into sale-leaseback transactions in which an asset is sold and immediately leased back. If specific criteria are met, the asset is derecognized from the balance sheet and an operating lease is recognized.
During 2023, the Bank had no sale-leaseback transactions. During 2022, the Bank entered into 12 sale-leaseback transactions with lease terms ranging from 5 to 10 years. During 2021, the Bank entered into 13 sale-leaseback transaction with lease terms ranging from 3 to 10 years.
Other information
end of	2023	2022	2021
Other information (CHF million)
Gains/(losses) on sale-leaseback transactions	0	336	225
Cash paid for amounts included in the measurement of operating lease liabilities recorded in operating cash flows	(344)	(336)	(334)
Right-of-use assets obtained in exchange for new operating lease liabilities [1]	35	165	107
Changes to right-of-use assets due to lease modifications for operating leases	(1)	74	29
1 Represents non-cash transactions and includes right-of-use assets relating to changes in classification of scope of variable interest entities.
The weighted average remaining lease terms and discount rates are based on all outstanding operating leases as well as their respective lease terms and remaining lease obligations.
Weighted average remaining lease term and discount rate
end of	2023	2022
Operating leases
Remaining lease term (years)	8.7	9.2
Discount rate (%)	3.3	3.0
The following table reflects the undiscounted cash flows from leases for the next five years and thereafter, based on the expected lease term.

Maturities relating to operating lease arrangements
end of	2023	2022
Maturity (CHF million)
Due within 1 year	247	312
Due between 1 and 2 years	236	260
Due between 2 and 3 years	215	236
Due between 3 and 4 years	171	219
Due between 4 and 5 years	139	186
Thereafter	638	811
Operating lease obligations	1,646	2,024
Future interest payable	(226)	(275)
Operating lease liabilities	1,420	1,749
Lessor arrangements
The Bank enters into sales-type, direct financing and operating leases for real estate, equipment and vehicles. When a real estate lease has both lease and non-lease components, the Bank allocates the consideration in the contract based on the relative standalone selling price. For all leases other than real estate leases, the Bank does not separate lease and non-lease components.
As of December 31, 2023 and 2022, the Bank had approximately CHF 1.5 billion and CHF 1.3 billion, respectively, of residual value guarantees associated with lessor arrangements.
The Bank’s risk of loss relating to the residual value of leased assets is mitigated through contractual arrangements with manufactures or suppliers. Leased assets are also monitored through projections of the residual values at lease origination and periodic reviews of residual values.
Net investments
	2023		2022
end of	Sales- type leases	Direct financing leases	Sales- type leases	Direct financing leases
Net investments (CHF million)
Lease receivables	1,461	2,530	1,324	2,473
Unguaranteed residual assets	125	4	129	25
Valuation allowances	(10)	(21)	(10)	(20)
Total net investments	1,576	2,513	1,443	2,478
Maturities relating to lessor arrangements
	2023			2022
end of	Sales- type leases	Direct financing leases	Operating leases	Sales- type leases	Direct financing leases	Operating leases
Maturity (CHF million)
Due within 1 year	618	782	48	550	738	57
Due between 1 and 2 years	352	741	47	317	694	58
Due between 2 and 3 years	262	634	45	224	627	55
Due between 3 and 4 years	175	449	37	149	460	53
Due between 4 and 5 years	84	103	19	88	115	44
Thereafter	96	12	116	93	19	136
Total	1,587	2,721	312	1,421	2,653	403
Future interest receivable	(126)	(191)	–	(97)	(180)	–
Lease receivables	1,461	2,530	–	1,324	2,473	–
The Bank elected the practical expedient to not evaluate whether certain sales taxes and other similar taxes are lessor cost or lessee cost and excludes these costs from being reported as lease income with an associated expense.
The Bank enters into leases with fixed or variable lease payments, or with lease payments that depend on an index or a referenced rate which are included in the net investment in the lease at lease commencement, as such payments are considered unavoidable. Other variable lease payments, as well as subsequent changes in an index or referenced rate, are excluded from the net investment in the lease. Lease payments are recorded when due and payable by the lessee.
Lease income
end of	2023	2022	2021
Lease income (CHF million)
Interest income on sales-type leases	44	33	25
Interest income on direct financing leases	81	70	68
Lease income from operating leases	65	80	93
Variable lease income	1	3	1
Total lease income	191	186	187
As of December 31, 2023 and 2022, the Bank had CHF 185 million and CHF 188 million, respectively, of related party operating leases.

Certain leases include i) termination options that allow lessees to terminate the leases within three months of the commencement date, with a notice period of 30 days; ii) termination options that allow the Bank to terminate the lease but do not provide the lessee with the same option; iii) termination penalties; iv) options to prepay the payments for the remaining lease term; or v) options that permit the lessee to purchase the leased asset at market value or at the greater of market value and the net present value of the remaining payments.
The Bank may enter into vehicle leases as a lessor with members of the Board of Directors or the Executive Board. The terms of such leases with members of the Board of Directors are similar to those with third parties and the terms of such leases with members of the Executive Board reflect standard employee conditions.
23 Deposits
	2023				2022
end of	Switzer- land	Foreign	Total		Switzer- land	Foreign	Total
Deposits (CHF million)
Non-interest-bearing demand deposits	1,276	786	2,062		2,589	1,502	4,091
Interest-bearing demand deposits	77,344	10,004	87,348		102,948	16,295	119,243
Savings deposits	28,105	11	28,116		42,437	1,459	43,896
Time deposits	29,222	63,631	92,853	[1]	18,695	60,534	79,229	[1]
Total deposits	135,947	74,432	210,379	[2]	166,669	79,790	246,459	[2]
of which due to banks	–	–	6,952		–	–	11,905
of which customer deposits	–	–	203,427		–	–	234,554
The designation of deposits in Switzerland versus foreign deposits is based upon the location of the office where the deposit is recorded.
1
Included uninsured time deposits of CHF 91,274 million and CHF 75,123 million as of December 31, 2023 and 2022, respectively, which were in excess of any country-specific insurance limit or which are not covered by an insurance regime.

2 Not included as of December 31, 2023 and 2022 were CHF 40 million and CHF 55 million, respectively, of overdrawn deposits reclassified as loans.

24 Long-term debt
end of	2023	2022
Long-term debt (CHF million)
Senior	86,328	89,187
Subordinated	40,664	59,378
Non-recourse liabilities from consolidated VIEs	1,492	2,096
Long-term debt	128,484	150,661
of which reported at fair value	32,874	57,919
of which structured notes	26,336	38,925
end of	2023	2022
Structured notes by product (CHF million)
Equity	11,064	21,437
Fixed income	12,596	14,407
Credit	2,518	2,815
Other	158	266
Total structured notes	26,336	38,925
Total long-term debt includes debt issuances managed by Treasury that do not contain derivative features (vanilla debt), as well as hybrid debt instruments with embedded derivatives, which are issued as part of the Bank’s structured product activities. Long-term debt includes both Swiss franc and foreign exchange denominated fixed and variable rate bonds.
The interest rate ranges presented in the table below are based on the contractual terms of the Bank’s vanilla debt. Interest rate ranges for future coupon payments on structured products for which fair value has been elected are not included in the table below as these coupons are dependent upon the embedded derivative and prevailing market conditions at the time each coupon is paid. In addition, the effects of derivatives used for hedging are not included in the interest rate ranges on the associated debt.
Long-term debt by maturities
end of			2024			2025			2026			2027				2028				Thereafter	Total
Long-term debt (CHF million)
Senior debt
Fixed rate			6,486			7,744			6,444			2,169				4,676				12,448	39,967
Variable rate			10,671			17,829			4,262			2,917				1,780				8,902	46,361
Interest rates (range in %) [1]	0.0	–	7.0	0.0	–	8.0	0.0	–	7.9	0.0	–	5.0		0.0	–	7.9		0.0	–	7.1	–
Subordinated debt
Fixed rate			1,658			5,833			2,932			3,808				109				4,362	18,702
Variable rate			3,835			3,021			49			1,422				4,439				9,196	21,962
Interest rates (range in %) [1]	0.4	–	6.6	0.0	–	6.4	0.9	–	5.9	0.7	–	6.4		1.1	–	7.8		0.7	–	9.0	–
Non-recourse liabilities from consolidated VIEs
Fixed rate			0			206			0			0				0				0	206
Variable rate			602			101			0			19	[2]			3	[2]			561	1,286
Interest rates (range in %) [1]	0.0	–	7.7	0.0	–	1.9			–			–				–		0.0	–	6.3	–
Total long-term debt			23,252			34,734			13,687			10,335				11,007				35,469	128,484
of which structured notes			6,401			4,599			2,775			2,639				1,201				8,721	26,336
The maturity of perpetual debt is based on the earliest callable date. The maturity of all other debt is based on contractual maturity and includes certain structured notes that have mandatory early redemption features based on stipulated movements in markets or the occurrence of a market event. Within this population there are approximately CHF 0.8 billion of such notes with a contractual maturity of greater than one year that have an observable likelihood of redemption occurring within one year based on a modeling assessment.

1 Excludes structured notes for which fair value has been elected as the related coupons are dependent upon the embedded derivatives and prevailing market conditions at the time each coupon is paid.
2 Reflects equity linked notes, where the payout is not fixed.
The Bank maintains a shelf registration statement with the SEC, which allows the Bank to issue, from time to time, senior and subordinated debt securities and warrants.

25 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments		Unrealized gains/ (losses) on securities	[1]	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Gains/ (losses) on liabilities relating to credit risk		AOCI
2023 (CHF million)
Balance at beginning of period	(1,317)	(17,020)		(13)		(582)	(9)	3,874		(15,067)
Increase/(decrease)	413	(2,421)		(1)		(37)	0	2,937		891
Reclassification adjustments, included in net income/(loss)	238	58		0		12	1	(7,721)	[2]	(7,412)
Reclassification adjustments, included in retained earnings	0	1,530	[3]	19		0	0	0		1,549
Total increase/(decrease)	651	(833)		18		(25)	1	(4,784)		(4,972)
Balance at end of period	(666)	(17,853)		5		(607)	(8)	(910)		(20,039)
2022 (CHF million)
Balance at beginning of period	(95)	(16,760)		13		(429)	(6)	(2,082)		(19,359)
Increase/(decrease)	(454)	(260)		(21)		(170)	(4)	5,987		5,078
Reclassification adjustments, included in net income/(loss)	(768)	0		(5)		17	1	(31)		(786)
Total increase/(decrease)	(1,222)	(260)		(26)		(153)	(3)	5,956		4,292
Balance at end of period	(1,317)	(17,020)		(13)		(582)	(9)	3,874		(15,067)
2021 (CHF million)
Balance at beginning of period	205	(17,517)		13		(460)	(11)	(2,469)		(20,239)
Increase/(decrease)	(259)	751		0		12	4	284		792
Reclassification adjustments, included in net income/(loss)	(41)	6		0		19	1	103		88
Total increase/(decrease)	(300)	757		0		31	5	387		880
Balance at end of period	(95)	(16,760)		13		(429)	(6)	(2,082)		(19,359)
1 No impairments on available-for-sale debt securities were recognized in net income/(loss) in 2023, 2022 and 2021.
2 Included the impact of the additional tier 1 capital notes write-down of CHF 9,048 million and the related tax impact of CHF 1,440 million which represented non-cash transactions.
3
Represented prior cumulative translation adjustments relating to Credit Suisse AG, Luxembourg Branch. The direct reclassification within equity to retained earnings was the result of the transfer of the operations of Credit Suisse AG, Luxembourg Branch to UBS AG, Zurich, which qualified as a common control transaction.

> Refer to “Note 27 – Tax” and “Note 30 – Pension and other post-retirement benefits” for income tax expense/(benefit) on the movements of accumulated other comprehensive income/(loss).
Details of significant reclassification adjustments
in	2023		2022	2021
Reclassification adjustments, included in retained earnings (CHF million)
Cumulative translation adjustments
Reclassification adjustments	1,530	[1]	0	0
Reclassification adjustments, included in net income/(loss) (CHF million)
Cumulative translation adjustments
Reclassification adjustments	58	[2]	0	6
Gains/(losses) on cash flow hedges
Gross gains/(losses) [3]	296		(959)	(40)
Tax expense/(benefit)	(58)		191	(1)
Net of tax	238		(768)	(41)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [4]	10		21	23
Tax expense/(benefit)	2		(4)	(4)
Net of tax	12		17	19
Gains/(losses) on liabilities relating to credit risk
Reclassification adjustments [5]	(9,161)		(31)	103
Tax expense/(benefit)	1,440		0	0
Net of tax	(7,721)		(31)	103
1
Represented prior cumulative translation adjustments relating to Credit Suisse AG, Luxembourg Branch. The direct reclassification within equity to retained earnings was the result of the transfer of the operations of Credit Suisse AG, Luxembourg Branch to UBS AG, Zurich, which qualified as a common control transaction.

2
Included net releases of CHF 58 million on the sale of Holding Verde Empreendimentos e Participações S.A. These were reclassified from cumulative translation adjustments and included in net income in other revenues.

3 Included in interest and dividend income as well as operating expenses. Refer to "Note 31 - Derivatives and hedging activities" for further information.
4 These components are included in the computation of total benefit costs. Refer to "Note 30 – Pension and other post-retirement benefits" for further information.
5 Included in other revenues.

26 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
■ are offset in the Bank’s consolidated balance sheets; or
■ are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Bank’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
The Bank uses master netting agreements to mitigate counterparty credit risk in certain transactions, including derivative contracts and securities borrowed, lent and subject to repurchase agreements.
Derivatives
The Bank transacts bilateral OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Bank to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (PRV/NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements or terms exist, fair values are recorded on a gross basis.
Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables. The notional amount for these daily settled derivatives is included in the fair value of derivative instruments table in “Note 31 – Derivatives and hedging activities”.
Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Bank did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.
The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of derivatives
	2023			2022
end of	Derivative assets	Derivative liabilities		Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	2.6	2.1		8.6	9.8
OTC	15.3	15.3		25.1	23.5
Interest rate products	17.9	17.4		33.7	33.3
OTC-cleared	0.1	0.1		0.3	0.3
OTC	13.8	17.6		24.9	25.5
Exchange-traded	0.0	0.0		0.0	0.1
Foreign exchange products	13.9	17.7		25.2	25.9
OTC-cleared	0.2	0.1		0.0	0.0
OTC	2.3	3.1		4.3	7.1
Exchange-traded	5.7	5.1		18.6	18.3
Equity/index-related products	8.2	8.3		22.9	25.4
OTC-cleared	0.0	0.0		0.6	0.6
OTC	1.0	1.4		2.4	2.6
Credit derivatives	1.0	1.4		3.0	3.2
OTC-cleared	0.0	0.0		0.1	0.1
OTC	0.6	0.2		0.9	0.4
Exchange-traded	0.1	0.0		0.0	0.0
Other products [1]	0.7	0.2		1.0	0.5
OTC-cleared	2.9	2.3		9.6	10.8
OTC	33.0	37.6		57.6	59.1
Exchange-traded	5.8	5.1		18.6	18.4
Total gross derivatives subject to enforceable master netting agreements	41.7	45.0		85.8	88.3
Offsetting (CHF billion)
OTC-cleared	(2.7)	(2.3)		(9.5)	(10.7)
OTC	(30.2)	(32.7)		(50.5)	(52.9)
Exchange-traded	(5.0)	(5.0)		(18.0)	(18.2)
Offsetting	(37.9)	(40.0)		(78.0)	(81.8)
of which counterparty netting	(32.1)	(32.1)		(68.3)	(68.3)
of which cash collateral netting	(5.8)	(7.9)	[2]	(9.7)	(13.5)	[2]
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	0.2	0.0		0.1	0.1
OTC	2.8	4.9		7.1	6.2
Exchange-traded	0.8	0.1		0.6	0.2
Total net derivatives subject to enforceable master netting agreements	3.8	5.0		7.8	6.5
Total derivatives not subject to enforceable master netting agreements [3]	1.3	1.2		3.3	2.6
Total net derivatives presented in the consolidated balance sheets	5.1	6.2		11.1	9.1
of which recorded in trading assets and trading liabilities	5.1	5.8		11.1	8.9
of which recorded in other assets and other liabilities	0.0	0.4		0.0	0.2
1 Primarily precious metals, commodity and energy products.
2 Includes CHF 7,909 million and CHF 11,924 million as of the end of 2023 and 2022, respectively, related to trading derivatives.
3 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the master repurchase agreement on the same date shall be set off.
As permitted by US GAAP the Bank has elected to net transactions under such agreements in the consolidated balance sheet when specific conditions are met. Transactions are netted if, among other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Bank with the right to liquidate the collateral held. As is the case in the Bank’s normal course of business, a significant portion of the collateral received that may be sold or repledged was sold or repledged as of December 31, 2023, and December 31, 2022. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
	2023				2022
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	48.7	(2.9)	45.8		47.9	(10.7)	37.2
Securities borrowing transactions	0.2	0.0	0.2		4.5	0.0	4.5
Total subject to enforceable master netting agreements	48.9	(2.9)	46.0		52.4	(10.7)	41.7
Total not subject to enforceable master netting agreements [1]	1.2	–	1.2		17.1	–	17.1
Total	50.1	(2.9)	47.2	[2]	69.5	(10.7)	58.8	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 26,237 million and CHF 40,793 million of the total net amount as of the end of 2023 and 2022, respectively, were reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
	2023				2022
end of	Gross	Offsetting	Net book value		Gross	Offsetting	Net book value
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	3.8	(2.9)	0.9		27.8	(10.7)	17.1
Securities lending transactions	0.1	0.0	0.1		0.9	0.0	0.9
Obligation to return securities received as collateral, at fair value	2.2	0.0	2.2		2.9	0.0	2.9
Total subject to enforceable master netting agreements	6.1	(2.9)	3.2		31.6	(10.7)	20.9
Total not subject to enforceable master netting agreements [1]	0.0	–	0.0		2.5	–	2.5
Total	6.1	(2.9)	3.2		34.1	(10.7)	23.4
of which securities sold under repurchase agreements and securities lending transactions	3.9	(2.9)	1.0	[2]	31.1	(10.7)	20.4	[2]
of which obligation to return securities received as collateral, at fair value	2.2	0.0	2.2		3.0	0.0	3.0
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 356 million and CHF 14,133 million of the total net amount as of the end of 2023 and 2022, respectively, were reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
	2023						2022
end of	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	3.8	1.4		0.0		2.4	7.8	3.2		0.0		4.6
Securities purchased under resale agreements	45.8	45.8		0.0		0.0	37.2	37.1		0.1		0.0
Securities borrowing transactions	0.2	0.2		0.0		0.0	4.5	4.3		0.0		0.2
Total financial assets subject to enforceable master netting agreements	49.8	47.4		0.0		2.4	49.5	44.6		0.1		4.8
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	5.0	0.9		0.0		4.1	6.5	1.2		0.0		5.3
Securities sold under repurchase agreements	0.9	0.8		0.0		0.1	17.1	17.1		0.0		0.0
Securities lending transactions	0.1	0.1		0.0		0.0	0.9	0.8		0.0		0.1
Obligation to return securities received as collateral, at fair value	2.2	2.1		0.0		0.1	2.9	2.7		0.0		0.2
Total financial liabilities subject to enforceable master netting agreements	8.2	3.9		0.0		4.3	27.4	21.8		0.0		5.6
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore the net exposure presented in the table above is not representative of the Bank’s counterparty exposure.

27 Tax
Details of current and deferred taxes
in	2023	2022	2021
Current and deferred taxes (CHF million)
Switzerland	123	296	302
Foreign	451	(95)	472
Current income tax expense	574	201	774
Switzerland	37	73	156
Foreign	243	3,699	8
Deferred income tax expense	280	3,772	164
Income tax expense	854	3,973	938
Income tax expense/(benefit) reported in shareholders' equity related to:
Gains/(losses) on own credit	(675)	876	12
Gains/(losses) on cash flow hedges	66	(266)	(62)
Cumulative translation adjustment	1	(7)	4
Unrealized gains/(losses) on debt securities	6	(9)	(4)
Actuarial gains/(losses)	(30)	(84)	0
Reconciliation of taxes computed at the Swiss statutory rate
in	2023	2022	2021
Income/(loss) before taxes (CHF million)
Switzerland	6,689	543	1,659
Foreign	(9,949)	(3,874)	(1,750)
Income/(loss) before taxes	(3,260)	(3,331)	(91)
Reconciliation of taxes computed at the Swiss statutory rate (CHF million)
Income tax expense/(benefit) computed at the statutory tax rate [1]	(603)	(616)	(17)
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(701)	(127)	92
Non-deductible amortization of other intangible assets and goodwill impairment	12	0	(181)
Other non-deductible expenses	1,109	303	369
Additional taxable income	1,322	5	15
Lower taxed income	(108)	(144)	(129)
(Income)/loss taxable to noncontrolling interests	1	11	12
Changes in tax law and rates	44	24	(29)
Changes in deferred tax valuation allowance	(528)	4,512	612
Change in recognition of outside basis difference	41	(2)	3
(Windfall tax benefits)/shortfall tax charges on share-based compensation	65	82	37
Other	200	(75)	154
Income tax expense	854	3,973	938
1 The statutory tax rate was 18.5%.
2023
Foreign tax rate differential of CHF 701 million reflected a foreign tax benefit, primarily driven by profits in lower tax jurisdictions, mainly in Guernsey, losses in higher tax jurisdictions, mainly in the US, the UK, Japan and Korea, partially offset by losses in lower tax jurisdictions, mainly in Singapore. The foreign tax rate expense of CHF 694 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 1,109 million included the impact of CHF 844 million relating to non-deductible interest expenses and non-deductible funding costs, CHF 136 million relating to other non-deductible expenses, CHF 107 million relating to non-deductible legacy litigation provisions and penalties, CHF 6 million relating to non-deductible UK bank levy costs and various smaller items.
Additional taxable income of CHF 1,322 million reflected the impact of CHF 705 million relating to the recognition of the legacy deferred intercompany gain in one of the Bank’s operating entities in the US and CHF 617 million related to the impact of the surrender of non-taxable life insurance policies, in order to utilize previously unrecognized tax losses, as part of the pre-acquisition reassessments.
Lower taxed income of CHF 108 million included a tax benefit of CHF 63 million relating to non-taxable gain on the liquidation of a subsidiary in one of the Bank’s operating entities in the US and CHF 44 million relating to non-taxable dividend income and various smaller items.
Changes in deferred tax valuation allowances of CHF 528 million included a tax benefit from the release in valuation allowances on deferred tax assets of CHF 2,267 million related to current year results, mainly in respect of one of the Bank’s operating entities in Switzerland and one of the Bank’s operating entities in the US. The net impact also included an increase in the valuation allowance of CHF 1,535 million on deferred tax assets, mainly in respect of three of the Bank’s operating entities in the UK, one of the Bank’s operating entities in the US and one of the Bank’s operating entities in Singapore, Korea, Spain, Japan and Hong Kong. This also included an increase in the valuation allowance of CHF 204 million relating to additional reassessments of deferred tax assets impacted by the acquisition of Credit Suisse Group AG by UBS.
Other of CHF 200 million included an income tax charge of CHF 165 million relating to the reassessments of the 2021 US filing position and US base erosion and anti-abuse tax (BEAT) adjustments in previous years’ tax returns, CHF 62 million relating to the increase of tax contingency accruals, CHF 39 million relating to the revaluations of the equity investments in the SIX Group

AG and Pfandbriefbank in Switzerland, CHF 15 million relating to the impact of the gain from the write-down of additional tier 1 capital notes, on which Credit Suisse utilized unvalued tax losses from prior years. These tax charges were partially offset by CHF 46 million relating to return-to-provision adjustments, CHF 34 million relating to reassessment of Credit Suisse’s deferred tax assets/(liabilities) impacted by the acquisition of Credit Suisse Group AG by UBS and CHF 29 million relating to tax credits. The remaining balance included various smaller items.
2022
Foreign tax rate differential of CHF 127 million reflected a foreign tax benefit, primarily driven by losses in higher tax jurisdictions, mainly in the US and the UK, partially offset by profits made in higher tax jurisdictions, mainly in Brazil. The foreign tax rate expense of CHF 3,604 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 303 million included the impact of CHF 196 million relating to non-deductible interest expenses and non-deductible funding costs, CHF 154 million relating to non-deductible legacy litigation provisions, CHF 74 million relating to other non-deductible expenses, CHF 8 million relating to non-deductible UK bank levy costs and various other small items. These expenses were partially offset by the net benefit of CHF 138 million for the reassessment of the interest cost deductibility relating to the recognition of previously unrecognized tax benefits of non-deductible funding.
Lower taxed income of CHF 144 million included a tax benefit of CHF 65 million related to non-taxable life insurance income, CHF 39 million related to non-taxable dividend income, CHF 36 million related to concessionary and lower taxed income and various smaller items.
Changes in deferred tax valuation allowances of CHF 4,512 million primarily related to the reassessment of deferred tax assets as a result of the comprehensive strategic review announced on October 27, 2022, primarily due to the limited future taxable income against which deferred tax assets could be utilized. Management considered both positive and negative evidence and concluded that it is more likely than not that a significant portion of the Bank’s deferred tax assets will not be realized. This resulted in an increase in the valuation allowance of CHF 3,655 million, mainly in respect of two of the Bank’s operating entities in the US. The net impact also included valuation allowances on deferred tax assets of CHF 817 million related to the current year results, mainly in respect of one of the Bank’s operating entities in Switzerland, three of the Bank’s operating entities in the US and two of the Bank’s operating entities in the UK. This also included an increase in the valuation allowance of CHF 40 million relating to year-end reassessments of deferred tax assets.
Other of CHF 75 million included an income tax benefit of CHF 172 million relating to return-to-provision adjustments and CHF 24 million relating to tax credits. These benefits were partially offset by CHF 57 million relating to the current year BEAT provision, CHF 45 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements and CHF 24 million relating to unrealized mark-to-market results on share-based compensation. The remaining balance included various smaller items.
2021
Foreign tax rate differential of CHF 92 million reflected a foreign tax charge primarily driven by losses in higher tax jurisdictions, mainly in the UK, partially offset by profits made in higher tax jurisdictions, such as the US. The foreign tax rate expense of CHF 480 million comprised not only the foreign tax expense based on statutory tax rates but also the tax impacts related to the following reconciling items.
Other non-deductible expenses of CHF 369 million included the impact of CHF 200 million relating to non-deductible interest expenses and non-deductible costs related to funding and capital (including a contingency accrual of CHF 11 million), CHF 93 million relating to non-deductible legacy litigation provisions, including amounts relating to the Mozambique matter, CHF 39 million relating to non-deductible UK bank levy costs and other non-deductible compensation expenses and management costs, CHF 28 million relating to other non-deductible expenses and various other small items.
Lower taxed income of CHF 129 million included a tax benefit of CHF 77 million related to non-taxable life insurance income, CHF 41 million related to non-taxable dividend income, CHF 5 million related to concessionary and lower taxed income, CHF 5 million related to exempt income and various smaller items.
Changes in deferred tax valuation allowances of CHF 612 million included a tax charge from the increase in valuation allowances on deferred tax assets of CHF 771 million, mainly in respect of two of the Bank’s operating entities in the UK. This mainly reflected the impact of the loss related to Archegos attributable to the UK operations. Also included was the net impact of the release of valuation allowances on deferred tax assets of CHF 159 million, mainly in respect of one of the Bank’s operating entities in Switzerland and another of the Bank’s operating entities in Hong Kong.
Other of CHF 154 million included an income tax charge of CHF 100 million relating to withholding taxes, CHF 51 million relating to the tax impact of an accounting standard implementation transition adjustment for own credit movements and CHF 29 million relating to the current year BEAT provision. These charges were partially offset by CHF 30 million relating to prior years’ adjustments. The remaining balance included various smaller items.

Deferred tax assets and liabilities
end of	2023	2022
Deferred tax assets and liabilities (CHF million)
Compensation and benefits	359	638
Loans	749	209
Investment securities	569	992
Provisions	132	641
Leases	213	229
Derivatives	24	38
Real estate	295	229
Net operating loss carry-forwards	7,796	7,720
Goodwill and intangible assets	14	67
Other	247	418
Gross deferred tax assets before valuation allowance	10,398	11,181
Less valuation allowance	(9,643)	(8,488)
Gross deferred tax assets net of valuation allowance	755	2,693
Compensation and benefits	(173)	(202)
Loans	(34)	(1,190)
Investment securities	(217)	(744)
Provisions	(38)	(282)
Leases	(164)	(219)
Derivatives	(92)	(286)
Real estate	(14)	(43)
Other	(65)	(138)
Gross deferred tax liabilities	(797)	(3,104)
Net deferred tax assets/(liabilities)	(42)	(411)
of which deferred tax assets	71	259
of which net operating losses	29	138
of which deductible temporary differences	42	121
of which deferred tax liabilities	(113)	(670)
Net deferred tax liabilities of CHF 42 million as of December 31, 2023 decreased CHF 369 million compared to net deferred tax liabilities of CHF 411 million as of December 31, 2022, primarily driven by a reduction in the deferred tax liability associated with the write-down of additional tier 1 capital notes, partially offset by the reassessment of the deferred tax assets.
The Bank’s valuation allowance against gross deferred tax assets was CHF 9.6 billion as of December 31, 2023, compared to CHF 8.5 billion as of December 31, 2022. This movement was due to an increase relating to current year losses and additional reassessments of deferred tax assets, which were impacted by the acquisition of Credit Suisse Group AG by UBS, offset by the impact relating to foreign exchange translation losses, which were included within the currency translation adjustments. This also included an increase due to valuation allowance adjustments recorded in other comprehensive income, mainly related to own credit movement.
Previously, the Bank recorded no deferred tax liability in respect of accumulated undistributed earnings from foreign subsidiaries as these earnings were considered indefinitely reinvested. Following the acquisition of Credit Suisse Group AG by UBS and the reassessment performed based on the new information available, the Bank concluded that no regulatory restriction should apply to repatriate earnings upon the liquidation of the Credit Suisse subsidiaries, thus there is control over the reversal of the associated taxable temporary difference. As of December 31, 2023, this resulted in CHF 28 million deferred tax liability that was recorded in respect of the undistributed foreign earnings. As it is not practicable to estimate the amount of deferred tax liabilities based on these undistributed foreign earnings, the Bank compared the tax value and the net asset value of the subsidiaries, applying the relevant withholding tax rates on the difference to determine the deferred tax liability.
Amounts and expiration dates of net operating loss carry-forwards
end of 2023	Total
Net operating loss carry-forwards (CHF million)
Due to expire within 1 year	28
Due to expire within 2 to 5 years	247
Due to expire within 6 to 10 years	3,465
Due to expire within 11 to 20 years	5,768
Amount due to expire	9,508
Amount not due to expire	26,219
Total net operating loss carry-forwards	35,727
Movements in the valuation allowance
in	2023	2022	2021
Movements (CHF million)
Balance at beginning of period	8,488	5,338	4,323
Net changes	1,155	3,150	1,015
Balance at end of period	9,643	8,488	5,338
As part of its normal practice, the Bank conducted a detailed evaluation of its expected future results. This evaluation was dependent on management estimates and assumptions in developing the expected future results, which were based on a strategic business planning process influenced by current economic conditions and assumptions of future economic conditions that are subject to change. This evaluation took into account both positive and negative evidence related to expected future taxable income and also considered stress scenarios.
This evaluation has indicated the expected future results that are likely to be earned in jurisdictions where the Bank has significant gross deferred tax assets, primarily in the UK, the US and Switzerland. The Bank then compared those expected future results with the applicable law governing the utilization of deferred tax assets.

Based on the expected future results in one of the Bank’s operating entities in Switzerland and given that the Swiss tax law allows for a seven-year carry-forward period for net operating losses (NOLs), a valuation allowance is still required on the deferred tax assets of this entity.
UK tax law allows for an unlimited carry-forward for NOLs, while US tax law allows for a 20-year carry-forward period for NOLs arising prior to 2018, federal NOLs generated in tax years from 2018, 2019 and 2020 to be carried back for five years and no expiry limitations for NOLs that arose in 2018 and subsequent years. However, unlimited and long expiry limitations for NOLs are not expected to have a material impact on the recoverability of the net deferred tax assets against future taxable income as management concluded that there was limited recoverability of the net deferred tax assets in the US and the UK due to the acquisition of Credit Suisse Group AG by UBS and business uncertainty related to the previously disclosed issues affecting Credit Suisse.
Tax benefits associated with share-based compensation
in	2023	2022	2021
Tax benefits (CHF million)
Tax benefits recorded in the consolidated statements of operations [1]	269	213	227
1 Calculated at the statutory tax rate before valuation allowance considerations.
> Refer to “Note 28 – Employee deferred compensation” for further information on share-based compensation.
If, upon settlement of share-based compensation, the tax deduction exceeds the cumulative compensation cost that the Bank has recognized in the consolidated financial statements, the utilized tax benefit associated with any excess deduction is considered a “windfall” and recognized in the consolidated statements of operations and reflected as an operating cash inflow in the consolidated statements of cash flows. If, upon settlement, the tax deduction is lower than the cumulative compensation cost that the Bank has recognized in the consolidated financial statements, the tax charge associated with the lower deduction is considered a “shortfall”. Tax charges arising on shortfalls are recognized in the consolidated statements of operations.
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
Reconciliation of gross unrecognized tax benefits
in	2023	2022	2021
Movements in gross unrecognized tax benefits (CHF million)
Balance at beginning of period	227	425	382
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	332	239	23
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(226)	(434)	(35)
Increases in unrecognized tax benefits as a result of tax positions taken during the current period	8	46	54
Decreases in unrecognized tax benefits as a result of tax positions taken during the current period	(1)	(41)	0
Decreases in unrecognized tax benefits relating to settlements with tax authorities	(10)	(4)	0
Reductions to unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	(6)	(15)	(6)
Other (including foreign currency translation)	(25)	11	7
Balance at end of period	299	227	425
of which, if recognized, would affect the effective tax rate	299	227	425
Interest and penalties
in	2023	2022	2021
Interest and penalties (CHF million)
Interest and penalties recognized in the consolidated statements of operations	1	(5)	3
Interest and penalties recognized in the consolidated balance sheets	59	59	64
Interest and penalties are reported as tax expense. The Bank is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, Germany, Switzerland, the UK and the US. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease of between zero and CHF 16 million in unrecognized tax benefits within 12 months of the reporting date.
The Bank remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2020 (federal and Zurich cantonal level); Brazil – 2019; the UK – 2012; and the US – 2010.

28 Employee deferred compensation
Following the acquisition of Credit Suisse Group AG by UBS Group AG on June 12, 2023, the deferred share-based obligation was converted into UBS deferred share awards at the ratio of one UBS share to 22.48 for each Credit Suisse deferred share award. The Bank’s terms and conditions for existing awards granted prior to the merger were reviewed and aligned to UBS performance conditions. The compensation expense recognized for share-based awards continues to be at the original grant date fair value, in accordance with US GAAP accounting guidance.
Prior to the acquisition on April 5, 2023, the Swiss Federal Council instructed the Swiss Federal Department of Finance to cancel or reduce the outstanding variable remuneration for the top three levels of management at Credit Suisse. In accordance with US GAAP accounting guidance, the cancellation of deferred compensation of this nature required an acceleration of deferred compensation expense in 2023 for the outstanding share-based portion of the compensation awards, with a corresponding credit to shareholders’ equity, and for the smaller impact from the cancellation of cash-based awards, a credit to the income statement for previously accrued expenses. The net impact of these cancellations and reductions of variable remuneration on Credit Suisse’s compensation expenses in 2023 was CHF 90 million. Furthermore, all outstanding Contingent Capital Awards (CCA) were cancelled in 2023 as instructed by FINMA, resulting in a credit of CHF 0.4 billion recognized in deferred compensation.
Granting of deferred compensation to employees is determined by the nature of the business, role, location, performance of the employee and regulatory obligations. Unless there is a contractual or regulatory obligation, granting deferred compensation is solely at the discretion of the Compensation Committee and senior management. Replacement awards granted as part of a contractual obligation are typically used to compensate newly hired senior employees for forfeited awards from previous employers upon joining the Bank. It is the Bank’s policy not to make multi-year guarantees. The Bank fully covered its share delivery obligations through market purchases in 2023, 2022 and 2021.
Compensation expense recognized in the consolidated statement of operations for share-based and other awards that were granted as deferred compensation is recognized in accordance with the specific terms and conditions of each respective award and is primarily recognized over the future requisite service and vesting period, which is determined by the plan, retirement eligibility of employees and certain other terms. All deferred compensation plans are subject to restrictive covenants, which generally include non-compete and non-solicit provisions. Compensation expense for share-based and other awards that were granted as deferred compensation also includes the current estimated outcome of applicable performance criteria, estimated future forfeitures and mark-to-market adjustments for certain cash awards that are still outstanding. In 2023, deferred compensation was awarded to employees with total compensation for the performance year 2022 greater than or equal to CHF/USD 250,000 or the local currency equivalent or higher. With the alignment of compensation to UBS’s compensation policies, the mandatory deferral approach applies to all employees with regulatory-driven deferral requirements or total compensation for the performance year 2023 greater than CHF/USD 300,000. Certain regulated employees, such as senior management functions (SMFs) and material risk takers (MRTs), are subject to additional requirements (e.g., more stringent deferral requirements and additional blocking periods). In addition, SMFs and MRTs receive 50% of their cash portion in the form of immediately vested shares, which are blocked for 12 months after grant.
Deferred compensation expense
The following tables show the compensation expense for deferred compensation awards granted in 2023 and prior years that was recognized in the consolidated statements of operations during 2023, 2022 and 2021, the total shares delivered, the estimated unrecognized compensation expense for deferred compensation awards granted in 2023 and prior years outstanding as of December 31, 2023, and the remaining requisite service period over which the estimated unrecognized compensation expense will be recognized. Not included in the table is an expense of CHF 123 million for awards relating to performance year 2023 for employees who have met certain age and length-of-service criteria. Service is presumed to have been received, and compensation expense is recognized over the performance year.
Deferred compensation expense
in	2023		2022		2021
Deferred compensation expense (CHF million)
Share awards	275		293		466
Performance share awards	6	[1]	1	[1]	281
Strategic Delivery Plan	80		235		–
Contingent Capital Awards	(299)	[2]	(4)		194
Transformation Awards	65		–		–
Cash awards	659		623		370
Retention awards	368		170		123
Total deferred compensation expense	1,154		1,318		1,434
Total shares delivered (million)
Total shares delivered	15.8		56.7		55.7
1 Included downward adjustment applied to outstanding performance share awards.
2 CCA cancelled in 2023, resulting in a credit of CHF 0.4 billion.
The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.

Estimated unrecognized deferred compensation
end of	2023
Estimated unrecognized compensation expense (CHF million)
Share awards	100
Performance share awards	4
Strategic Delivery Plan	23
Transformation Awards	45
Cash awards	215
Retention awards	125
Total	512
Aggregate remaining weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.3
Share awards
Each share award granted entitles the holder of the award to receive one UBS Group AG share, subject to service conditions. Existing share awards granted prior to the merger typically vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to certain individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime, where a longer vesting period applies. Share awards are expensed over the service period of the awards. The value of the share awards is solely dependent on the UBS Group AG share price at the time of delivery.
The Bank’s share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. Other share awards entitle the holder to receive one UBS Group AG share and are generally subject to continued employment with the Bank, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.
In order to comply with the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime and other applicable remuneration regulations, employees who hold key roles in respect of certain Bank subsidiaries receive shares that are subject to transfer restrictions for 50% of the amount that would have been paid to them in cash. These shares are vested at the time of grant but remain blocked, that is, subject to transfer restrictions, for either six months or one year from the date of grant, depending on the location.
Share award activities
	2023				2022			2021
	Number of share awards in million		Weighted- average grant-date fair value in CHF		Number of share awards in million		Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF
Share awards
Balance at beginning of period	139.8		8.59		135.3		11.22	115.2	11.82
Granted pre-acquisition	93.4	[1]	1.92	[1]	76.1	[2]	6.21	85.7	11.19
Settled pre-acquisition	(9.3)		8.05		(57.8)		11.26	(50.1)	12.44
Forfeited pre-acquisition	(19.6)		7.46		(13.8)		10.13	(15.5)	11.52
Balance pre-acquisition	204.3		5.67		139.8		8.59	135.3	11.22
Conversion impact: 22.48 CS shares to one UBS share	195.2
Balance post-acquisition	9.1
Granted post-acquisition	10.9
Settled post-acquisition	(1.9)
Forfeited post-acquisition	(2.5)
Balance at end of period	15.6
of which vested	2.1		–		24.1		–	11.8	–
of which unvested	13.5		–		115.7		–	123.5	–
1 Included cancellation of awards as instructed by the Swiss Federal Department of Finance.
2
Included an adjustment for share awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Credit Suisse Group AG shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional shares granted.

Performance share awards
Performance share awards are no longer used as a form of deferred compensation. Prior to 2023, managing directors and all MRTs and controllers (employees whose activities are considered to have a potentially material impact on the Bank’s risk profile) were awarded a portion of their deferred variable compensation in the form of performance share awards. Performance share awards are similar to share awards, except that the full balance of outstanding performance share awards is subject to performance-based malus provisions.
The conditions for the outstanding performance share awards granted for prior years are subject to a downward adjustment in the event that UBS Group AG has a negative reported return on common equity tier 1 capital (RoCET1).
Performance share award activities
	2023				2022				2021
	Number of performance share awards in million		Weighted- average grant-date fair value in CHF		Number of performance share awards in million		Weighted- average grant-date fair value in CHF		Number of performance share awards in million	Weighted- average grant-date fair value in CHF
Performance share awards
Balance at beginning of period	42.1		9.93		73.8		11.67		88.0	11.67
Granted pre-acquisition	(5.9)	[1]	8.45	[1]	2.9	[2,3]	(14.47)	[3]	27.4	12.71
Settled pre-acquisition	(4.2)		10.67		(29.7)		11.70		(33.2)	12.50
Forfeited pre-acquisition	(2.8)		10.18		(4.9)		11.00		(8.4)	11.78
Balance pre-acquisition	29.2		10.11		42.1		9.93		73.8	11.67
Conversion impact: 22.48 CS shares to one UBS share	27.9
Balance post-acquisition	1.3
Settled post-acquisition	(0.4)
Forfeited post-acquisition	(0.2)
Balance at end of period	0.7
of which vested	0.3		–		13.5		–		10.4	–
of which unvested	0.4		–		28.6		–		63.4	–
1 Included cancellation of awards as instructed by the Swiss Federal Department of Finance.
2
Included an adjustment for performance share awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Credit Suisse Group AG shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional performance shares granted.

3 Included downward adjustment applied to outstanding performance share awards.
Strategic Delivery Plan
The Strategic Delivery Plan (SDP) was a one-time share-based award that was granted in February 2022 to certain managing directors and directors. SDP awards are subject to service conditions and performance-based metrics over the course of 2022-2024. SDP awards are scheduled to vest on the third anniversary of the grant date, with the exception of awards granted to certain individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime, where a longer vesting period applies. Prior to settlement, the principal amount of the SDP awards will be written down to zero and forfeited if UBS Group’s reported CET1 ratio is less than 7% on December 31, 2023 or December 31, 2024.

Strategic Delivery Plan activities
	2023				2022
	Number of Strategic Delivery Plan awards in million		Weighted- average grant-date fair value in CHF		Number of Strategic Delivery Plan awards in million		Weighted- average grant-date fair value in CHF
Strategic Delivery Plan
Balance at beginning of period	58.8		8.10		–		–
Granted pre-acquisition	(6.2)	[1]	8.09	[1]	62.6	[2]	8.12
Settled pre-acquisition	0.0		8.20		0.0		0.00
Forfeited pre-acquisition	(4.6)		8.13		(3.8)		8.42
Balance pre-acquisition	48.0		8.09		58.8		8.10
Conversion impact: 22.48 CS shares to one UBS share	45.9
Balance post-acquisition	2.1
Forfeited post-acquisition	(0.3)
Balance at end of period	1.8
of which vested	0.6		–		6.8		–
of which unvested	1.2		–		52.0		–
1 Included cancellation of awards as instructed by the Swiss Federal Department of Finance.
2
Included an adjustment for Strategic Delivery Plan awards granted in the fourth quarter of 2022 to compensate for the proportionate dilution of Credit Suisse Group AG shares resulting from the rights offering approved on November 28, 2022. The number of deferred share-based awards held by each individual was increased by 5.64%. The terms and conditions of the adjusted shares were the same as the existing share-based awards, thereby ensuring that holders of the awards were neither advantaged nor disadvantaged by the additional Strategic Delivery Plan shares granted.

Transformation Awards
In 2023, the Bank granted Transformation Awards, with a total award value of CHF 259 million, to employees identified as being critical to the delivery of the Bank’s transformation strategy announced in October 2022. The Transformation Award was granted to select employees in the form of both a deferred cash award and a deferred share award subject to performance conditions. These awards were not granted to members of the Executive Board. Transformation Awards are expensed over the service period of the award.
Transformation cash awards vest over two years with one half of the cash awards vesting on each of the first and second anniversaries of the grant date (ratable vesting), with the exception of awards granted to certain individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime, where a longer vesting period applies.
Transformation share awards vest on the third anniversary of grant and are subject to a share price condition and performance conditions, with the exception of awards granted to certain individuals classified as MRTs, risk manager MRTs or senior managers or equivalents under the requirements of EU Capital Requirements Directive V and UK Investment Firms Prudential Regime, where a longer vesting period applies. The share price condition and performance conditions were revised. No payment will be made unless the UBS Group AG share price is at CHF 85.87 or higher on December 31, 2025. If the share price condition is achieved, the amount payable is based on the underlying UBS Group RoCET1 for calendar year 2025, with 100% of the transformation share award due if an underlying UBS Group RoCET1 of 8% or higher is achieved.
Transformation Awards activities
	2023
	Number of Transformation awards in million		Weighted- average grant-date fair value in CHF
Transformation Awards
Balance at beginning of period	–		–
Granted pre-acquisition	30.3	[1]	1.91	[1]
Forfeited pre-acquisition	0.2		1.91
Balance pre-acquisition	30.5		1.91
Conversion impact: 22.48 CS shares to one UBS share	29.1
Balance post-acquisition	1.4
Forfeited post-acquisition	(0.3)
Balance at end of period	1.1
of which vested	0.2		–
of which unvested	0.9		–
1 Included cancellation of awards as instructed by the Swiss Federal Department of Finance.

Contingent Capital Awards
Contingent Capital Awards (CCA), as referenced to capital instruments issued by Credit Suisse, are no longer used as a form of deferred compensation. All outstanding CCA were canceled in 2023, resulting in a credit of CHF 0.4 billion recognized in deferred compensation.
Cash awards
Cash awards include certain special awards as well as voluntary deferred compensation plans and employee investment plans. For certain special awards, compensation expense was primarily driven by their vesting schedule; for other cash awards, compensation expense was driven by mark-to-market and performance adjustments, as the majority of the awards are fully vested.
Deferred fixed cash awards
The Bank granted deferred fixed cash compensation of CHF 151 million, CHF 294 million and CHF 259 million in 2023, 2022 and 2021, respectively. This compensation has been expensed over a three-year vesting period from the grant date. Amortization of this compensation in 2023 totaled CHF 167 million, of which CHF 109 million was related to awards granted in 2023.
Upfront cash awards
The Bank granted upfront cash awards (UCA) of CHF 321 million, CHF 797 million and CHF 59 million in 2023, 2022 and 2021, respectively. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period, subject to service conditions. Amortization of this compensation in 2023 totaled CHF 272 million, of which CHF 105 million was related to awards granted in 2023.
Retention awards
The Bank granted deferred cash and share retention awards of CHF 447 million, CHF 355 million and CHF 395 million in 2023, 2022 and 2021, respectively. These awards are expensed over the applicable vesting period from the grant date. Amortization of these awards in 2023 totaled CHF 368 million, of which CHF 279 million was related to awards granted in 2023.
Awards granted for the compensation year 2023
Following the acquisition of Credit Suisse Group AG by UBS Group AG on June 12, awards granted for the compensation year 2023 were aligned to UBS plans. UBS Group has several share-based and other deferred compensation plans that align the interests of senior management and other employees with the interests of investors. Share-based awards are granted in the form of notional shares and, where permitted, carry a dividend equivalent that may be paid in notional shares or cash. Awards are settled by delivering UBS shares at vesting, except in jurisdictions where this is not permitted for legal or tax reasons. Deferred compensation awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with UBS. These compensation plans are also designed to meet regulatory requirements and include special provisions for regulated employees. The most significant deferred compensation plans are described below.
Mandatory deferred compensation plans
Long-Term Incentive Plan
The Long-Term Incentive Plan (LTIP) is a mandatory deferred share-based compensation plan for the senior leaders of the UBS Group. The number of notional shares delivered at vesting depends on two equally weighted performance metrics over a three-year performance period: return on common equity tier 1 (CET1) capital and relative total shareholder return, which compares the total shareholder return (TSR) of UBS with the TSR of an index consisting of listed Global Systemically Important Banks as determined by the Financial Stability Board (excluding UBS). The final number of shares vest in the year following the performance period.
Equity Ownership Plan / Fund Ownership Plan
The Equity Ownership Plan (EOP) is the deferred share-based compensation plan for employees that are subject to deferral requirements. EOP awards generally vest over three years. Certain Asset Management employees receive some or all of their EOP in the form of notional funds (Fund Ownership Plan or FOP). This plan is generally delivered in cash and vests over three years. The amount delivered depends on the value of the underlying investment funds at the time of vesting.
Deferred Contingent Capital Plan
The Deferred Contingent Capital Plan (DCCP) is a deferred compensation plan for all employees who are subject to deferral requirements. Such employees are awarded notional additional tier 1 (AT1) capital instruments, which, at the discretion of UBS, can be settled in cash or a perpetual, marketable AT1 capital instrument. DCCP awards generally bear notional interest paid annually (except for certain regulated employees) and vest in full after five years. Awards are forfeited if a viability event occurs (i.e., if FINMA notifies the firm that the DCCP awards must be written down to mitigate the risk of insolvency, bankruptcy or failure of UBS) or if the firm receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event. DCCP awards are also written down if the UBS Group’s CET1 capital ratio falls below a defined threshold.

29 Related parties
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions, or if another party controls both. The Bank’s related parties include key management personnel, close family members of key management personnel and entities that are controlled, significantly influenced, or for which significant voting power is held, by key management personnel or their close family members. Key management personnel are those individuals having authority and responsibility for planning, directing and controlling the activities of the Bank, that is, members of the Executive Board and the Board of Directors.
UBS Group owns all of the Bank’s outstanding voting registered shares. The Bank is involved in significant financing and other transactions with subsidiaries of UBS. The Bank generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.
Banking relationships
The Bank is a global financial services provider. Many of the members of the Executive Board and the Board of Directors, their close family members or companies associated with them maintain banking relationships with the Bank. The Bank or any of its banking subsidiaries may from time to time enter into financing and other banking agreements with companies in which current members of the Executive Board or the Board of Directors have a significant influence as defined by the SEC, such as holding executive and/or board level roles in these companies. With the exception of the transactions described below, relationships with members of the Executive Board or the Board of Directors and such companies were in the ordinary course of business and are entered into at prevailing market conditions. Also, unless otherwise noted, all loans to members of the Executive Board, members of the Board of Directors, their close family members or companies associated with them were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. As of December 31, 2023, 2022 and 2021, there were no loan exposures to such related parties that were not made in the ordinary course of business and at prevailing market conditions.
CS First Boston
In April 2023, Credit Suisse Group AG and M. Klein & Co. LLC, a private company co-owned by former Credit Suisse Group AG Board of Directors member Michael Klein, mutually agreed to terminate the acquisition of The Klein Group, LLC (i.e., the investment banking business of M. Klein & Co. LLC) by Credit Suisse Group AG considering UBS’s acquisition of Credit Suisse Group AG. Michael Klein stepped down from the Board of Directors of Credit Suisse Group AG effective October 27, 2022.
Related party loans
The majority of loans outstanding to members of the Executive Board and the Board of Directors are mortgages or loans against securities.
All mortgage loans to members of the Executive Board are granted either with variable or fixed interest rates over a certain period. Typically, mortgages are granted for periods of up to ten years. Interest rates applied are based on refinancing costs plus a margin, and interest rates and other terms are consistent with those applicable to other employees. Loans against securities are granted at interest rates and on terms applicable to such loans granted to other employees. The same credit approval and risk assessment procedures apply to members of the Executive Board as for other employees.
Loans to members of the Board of Directors are made on the same terms available to third-party clients. Members of the Board of Directors with loans do not benefit from employee conditions but are subject to conditions applied to clients with a comparable credit standing.
Unless otherwise noted, all loans to members of the Executive Board and Board of Directors are made in the ordinary course of business and substantially on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, for Executive Board members, in consideration of the terms which apply to all employees. Such loans do not involve more than the normal risk of collectability or present other unfavorable features.

Executive Board and Board of Directors loans
	2023		2022	2021
Executive Board loans (CHF million)
Balance at beginning of period	6	[1]	18	13
Additions	1		1	10
Reductions	(1)		(13)	(5)
Balance at end of period	6	[1]	6	18
Board of Directors loans (CHF million)
Balance at beginning of period	4	[2]	7	9
Additions	0		0	2
Reductions	(1)		(3)	(4)
Balance at end of period	3	[2]	4	7
1 The number of individuals with outstanding loans was four at the beginning of the year and three at the end of the year.
2 The number of individuals with outstanding loans was two at the beginning of the year and one at the end of the year.
Related party transactions
Related party assets and liabilities
end of	2023	2022
Assets (CHF million)
Cash and due from banks	418	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	376	0
Trading assets	111	42
Net loans	1,251	3,949
All other assets	796	86
Total assets	2,952	4,077
Liabilities (CHF million)
Due to banks/customer deposits	1,020	1,320
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	343	91
Trading liabilities	67	0
Short-term borrowings	4,000	2,075
Long-term debt	48,843	56,822
All other liabilities	1,865	1,284
Total liabilities	56,138	61,592
Related party revenues and expenses
in	2023	2022	2021
Revenues (CHF million)
Interest and dividend income	114	13	(56)
Interest expense	(3,927)	(2,506)	(1,673)
Net interest income	(3,813)	(2,493)	(1,729)
Commissions and fees	17	82	102
Other revenues	14,354	246	212
Net revenues	10,558	(2,165)	(1,415)
Expenses (CHF million)
Total operating expenses	2,497	2,326	2,089
Related party guarantees and commitments
end of	2023	2022
Guarantees and commitments (CHF million)
Credit guarantees and similar instruments	0	4
Revocable loan commitments	32	59
Liabilities due to own pension plans
Liabilities due to the Bank’s own defined benefit pension plans as of December 31, 2023 and 2022 of CHF 511 million and CHF 254 million, respectively, were reflected in various liability accounts in the Bank’s consolidated balance sheets.

30 Pension and other post-retirement benefits
The Bank provides pension and other post-retirement benefits for its employees through participation in various defined contribution and defined benefit plans.
Defined contribution pension plans
The Bank covers pension requirements for its employees in Switzerland through participation in the Pension Fund of Credit Suisse Group (Switzerland) and the Pension Fund 2 of Credit Suisse Group (Switzerland), which are set up as foundations domiciled in Zurich. The Bank accounts for both plans on a defined contribution basis whereby it only recognizes the amounts required to be contributed to these plans during the period as expense and only recognizes a liability for any contributions due and unpaid. No other expense or balance sheet amounts related to these plans are recognized by the Bank.
In December 2023, the Board of Trustees of the Pension Fund of Credit Suisse Group (Switzerland) decided to align its Swiss pension scheme to that of the Pension Fund of UBS, effective as of January 1, 2027. On that date, the Swiss pension plan of the Pension Fund of Credit Suisse Group (Switzerland) will adopt the plan rules of the UBS Pension Fund. The retirement capital savings plan under the Pension Fund 2 of Credit Suisse Group (Switzerland) will remain in place as of this date but will be closed for further contributions. These changes had no accounting implications under US GAAP for Credit Suisse in 2023.
Outside of Switzerland, the Bank contributes to various defined contribution pension plans, primarily in the US and the UK, as well as other countries throughout the world.
During 2023, 2022 and 2021, the Bank contributed to these plans and recognized as expense CHF 415 million, CHF 426 million and CHF 483 million, respectively.
Defined benefit pension and other post-retirement defined benefit plans
Defined benefit pension plans
Various defined benefit pension plans cover the Bank’s employees outside Switzerland. These plans provide benefits in the event of retirement, death, disability or termination of employment. Retirement benefits under the plans depend on age, contributions and salary. The Bank’s principal defined benefit pension plans outside Switzerland are located in the US and the UK. Both plans are funded, closed to new participants and have ceased accruing new benefits. Smaller defined benefit pension plans, both funded and unfunded, are operated in other locations.
Other post-retirement defined benefit plan
In the US, the Bank has a defined benefit plan that provides post-retirement benefits other than pension benefits that primarily focus on health and welfare benefits for certain retired employees. In exchange for the current services provided by the employee, the Bank promises to provide health and welfare benefits after the employee retires. The Bank’s obligation for that compensation is incurred as employees render the services necessary to earn their post-retirement benefits.
Components of net periodic benefit costs
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	2023	2022	2021	2023	2022	2021
Net periodic benefit costs (CHF million)
Service costs on benefit obligation	12	14	14	0	0	0
Interest costs on benefit obligation	86	58	49	5	3	2
Expected return on plan assets	(135)	(67)	(65)	0	0	0
Amortization of recognized prior service cost/(credit)	1	1	1	0	0	0
Amortization of recognized actuarial losses/(gains)	(4)	9	14	0	1	1
Settlement losses/(gains)	14	11	8	0	0	0
Net periodic benefit costs/(credits)	(26)	26	21	5	4	3
Service costs on benefit obligation are reflected in compensation and benefits. Other components of net periodic benefit costs are reflected in general and administrative expenses.
The following table shows the changes in the PBO, the accumulated benefit obligation (ABO), the fair value of plan assets and the amounts recognized in the consolidated balance sheets for the defined benefit pension and other post-retirement defined benefit plans.

Obligations and funded status of the plans
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan
in / end of	2023	2022	2023	2022
PBO (CHF million) [1]
Beginning of the measurement period	1,897	3,022	107	140
Service cost	12	14	0	0
Interest cost	86	58	5	3
Plan amendments	0	4	0	0
Settlements	(59)	(37)	0	0
Curtailments	(1)	0	0	0
Actuarial losses/(gains)	20	(908)	2	(27)
Benefit payments	(67)	(71)	(12)	(11)
Exchange rate losses/(gains)	(120)	(185)	(8)	2
End of the measurement period	1,768	1,897	94	107
Fair value of plan assets (CHF million)
Beginning of the measurement period	2,316	3,802	0	0
Actual return on plan assets	92	(1,132)	0	0
Employer contributions	10	16	12	11
Settlements	(59)	(37)	0	0
Benefit payments	(67)	(71)	(12)	(11)
Exchange rate gains/(losses)	(126)	(262)	0	0
End of the measurement period	2,166	2,316	0	0
Total funded status recognized (CHF million)
Funded status of the plan – over/(underfunded)	398	419	(94)	(107)
Funded status recognized in the consolidated balance sheet as of December 31	398	419	(94)	(107)
Total amount recognized (CHF million)
Noncurrent assets	520	559	0	0
Current liabilities	(11)	(7)	(7)	(10)
Noncurrent liabilities	(111)	(133)	(87)	(97)
Net amount recognized in the consolidated balance sheet as of December 31	398	419	(94)	(107)
ABO (CHF million) [2]
End of the measurement period	1,758	1,880	94	107
1 Including estimated future salary increases.
2 Excluding estimated future salary increases.
The remeasurement loss on the international pension plans recorded as of December 31, 2023 consisted of losses on the asset portfolio of CHF 43 million and losses on the PBO of CHF 20 million due to changes in financial and demographic assumptions, primarily a decrease in the discount rate and updates on the membership data. The remeasurement loss on the international pension plans recorded as of December 31, 2022 consisted of losses on the asset portfolio of CHF 1,199 million, partially offset by gains on the PBO of CHF 908 million due to changes in financial and demographic assumptions, primarily an increase in the discount rate and updates on the membership data.
In 2024, the Bank expects to contribute CHF 14 million to the international defined benefit pension plans and CHF 7 million to other post-retirement defined benefit plans.
PBO or ABO in excess of plan assets
The following table shows the aggregate PBO and ABO, as well as the aggregate fair value of plan assets for those plans with PBO in excess of plan assets and those plans with ABO in excess of plan assets as of December 31, 2023 and 2022, respectively.
Defined benefit pension plans in which PBO or ABO exceeded plan assets
	PBO exceeds fair value of plan assets		ABO exceeds fair value of plan assets
December 31	2023	2022	2023	2022
PBO/ABO exceeded plan assets (CHF million)
PBO	127	809	127	146
ABO	120	797	120	135
Fair value of plan assets	5	669	5	6

Amounts recognized in AOCI and OCI
The following table shows the actuarial gains/(losses) and the prior service credits/(costs), which were recorded in AOCI and subsequently recognized as components of net periodic benefit costs.
Amounts recognized in AOCI, net of tax
	International single-employer defined benefit pension plans		Other post-retirement defined benefit plan		Total
end of	2023	2022	2023	2022	2023	2022
Amounts recognized in AOCI (CHF million)
Actuarial gains/(losses)	(599)	(576)	(8)	(6)	(607)	(582)
Prior service credits/(costs)	(11)	(12)	3	3	(8)	(9)
Total	(610)	(588)	(5)	(3)	(615)	(591)
The following table shows the changes in OCI due to actuarial gains/(losses), the prior service credits/(costs) recognized in AOCI during 2023 and 2022 as well as the amortization of the aforementioned items as components of net periodic benefit costs for these periods.
Amounts recognized in OCI
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
in	Gross	Tax	Net	Gross	Tax	Net	Total net
2023 (CHF million)
Actuarial gains/(losses)	(63)	28	(35)	(2)	0	(2)	(37)
Amortization of actuarial losses/(gains)	(4)	2	(2)	0	0	0	(2)
Amortization of prior service costs/(credits)	1	0	1	0	0	0	1
Immediate recognition due to curtailment/settlement	14	0	14	0	0	0	14
Total	(52)	30	(22)	(2)	0	(2)	(24)
2022 (CHF million)
Actuarial gains/(losses)	(284)	94	(190)	27	(7)	20	(170)
Prior service credits/(costs)	(4)	0	(4)	0	0	0	(4)
Amortization of actuarial losses/(gains)	9	(1)	8	1	0	1	9
Amortization of prior service costs/(credits)	1	0	1	0	0	0	1
Immediate recognition due to curtailment/settlement	11	(3)	8	0	0	0	8
Total	(267)	90	(177)	28	(7)	21	(156)
Assumptions
The measurement of both the net periodic benefit costs and the benefit obligation is determined using explicit assumptions, each of which individually represents the best estimate of a particular future event.
Net periodic benefit cost and benefit obligation assumptions
The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic benefit costs for the 12-month period following this date.
The discount rates are determined based on yield curves constructed from high-quality corporate bonds currently available and observable in the market and are expected to be available during the period to maturity of the pension benefits. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels. The expected long-term rate of return on plan assets assumption is applied to the market-related value of assets to calculate the expected return on plan assets as a component of the net periodic benefit costs. It is based on long-term expected returns, inflation, interest rates, risk premiums and the pension plan’s asset allocation. The estimates take into consideration historical asset category returns.

Weighted-average assumptions used to determine net periodic benefit costs and benefit obligation
	International single-employer defined benefit pension plans			Other post-retirement defined benefit plan
December 31	2023	2022	2021	2023	2022	2021
Net periodic benefit cost (%)
Discount rate - service cost	4.60	2.90	2.64	–	–	–
Discount rate - interest cost	5.03	2.10	1.56	5.02	2.23	1.74
Salary increases	3.20	3.32	2.97	–	–	–
Expected long-term rate of return on plan assets	4.35	2.01	1.79	–	–	–
Benefit obligation (%)
Discount rate	4.69	4.75	2.13	4.83	5.18	2.89
Salary increases	3.25	3.18	3.32	–	–	–
Mortality tables and life expectancies for major plans
			Life expectancy at age 65 for a male member currently				Life expectancy at age 65 for a female member currently
			aged 65		aged 45		aged 65		aged 45
December 31			2023	2022	2023	2022	2023	2022	2023	2022
Life expectancy (years)
UK	SAPS S3 light tables	[1]	23.1	23.5	24.3	24.8	24.7	25.1	26.1	26.5
US	Pri-2012 mortality tables	[2]	22.0	20.7	23.4	21.9	23.5	22.6	24.8	23.7
1 102% of Self-Administered Pension Scheme (SAPS) S3 light tables were used, which included CMI projections, with a long-term rate of improvement of 1.25% per annum.
2 The Private retirement plan 2012 (Pri-2012) mortality tables were used, with projections based on the Social Security Administration's intermediate improvement scale.
Mortality assumptions are based on standard mortality tables and standard models and methodologies for projecting future improvements to mortality as developed and published by external independent actuarial societies and actuarial organizations.
Health care cost assumptions
The health care cost trend is used to determine the appropriate other post-retirement defined benefit costs. In determining those costs, an annual weighted-average rate is assumed in the cost of covered health care benefits.
The following table provides an overview of the assumed health care cost trend rates.
Health care cost trend rates
in / end of	2023	2022	2021
Health care cost trend rate (%)
Annual weighted-average health care cost trend rate [1]	8.3	6.3	6.5
1 The annual health care cost trend rate is assumed to decrease gradually to achieve the long-term health care cost trend rate of 4.5% by 2034.
The annual health care cost trend rate used to determine the net periodic defined benefit costs for 2024 is 8.3%.
Plan assets and investment strategy
Plan assets, which are assets that have been segregated and restricted to provide for plan benefits, are measured at their fair value as of the measurement date.
The main defined benefit plans in the UK and the US employ asset liability matching strategies, where the portfolios are mostly invested in debt securities with maturity profiles similar to that of the pension plans’ expected future cash flows, with the aim of minimizing interest rate and inflation risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial conditions. Investment risk is measured and monitored on an ongoing basis through periodic asset/liability studies and investment portfolio reviews.
As of December 31, 2023 and 2022, no material UBS debt or equity securities were included in plan assets for the international single-employer defined benefit pension plans.
Fair value hierarchy of plan assets
> Refer to “Fair value measurement” in Note 34 – Financial instruments for discussion of the fair value hierarchy.
Fair value of plan assets
The following tables present the plan assets measured at fair value on a recurring basis as of December 31, 2023 and 2022 for the Bank’s defined benefit pension plans.

Plan assets measured at fair value on a recurring basis
	2023						2022
end of	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total	Level 1	Level 2		Level 3	Assets measured at net asset value per share	Total
Plan assets at fair value (CHF million)
Cash and cash equivalents	46	199		0	0	245	28	90		0	0	118
Debt securities	1,030	457		0	300	1,787	1,222	522		0	326	2,070
of which governments	1,030	0		0	0	1,030	1,222	44		0	0	1,266
of which corporates	0	457		0	300	757	0	478		0	326	804
Equity securities	0	54		0	16	70	0	61		0	45	106
Alternative investments	0	(10)		0	0	(10)	0	(59)		0	0	(59)
of which other	0	(10)	[1]	0	0	(10)	0	(59)	[1]	0	0	(59)
Other investments	0	74		0	0	74	0	81		0	0	81
Total plan assets at fair value	1,076	774		0	316	2,166	1,250	695		0	371	2,316
1 Primarily related to derivative instruments.
Qualitative disclosures of valuation techniques used to measure fair value
Cash and cash equivalents
Cash and cash equivalents include money market instruments such as bankers’ acceptances, certificates of deposit, CP, book claims, treasury bills, other rights and commingled funds. Valuations of money market instruments and commingled funds are generally based on observable inputs.
Debt securities
Debt securities include government and corporate bonds which are generally quoted in active markets or as units in mutual funds. Debt securities for which market prices are not available are valued based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment. Units in mutual funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable are measured at fair value using NAV.
Equity securities
Equity securities held include common equity shares, convertible bonds and shares in investment companies and units in mutual funds. The common equity shares are generally traded on public stock exchanges for which quoted prices are regularly available. Convertible bonds are generally valued using observable pricing sources. Shares in investment companies and units in mutual funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable are measured at fair value using NAV.
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
Plan asset allocation
The following table shows the plan asset allocation as of the measurement date calculated based on the fair value at that date.
Plan asset allocation
December 31	2023	2022
Weighted-average (%)
Cash and cash equivalents	11.4	5.1
Debt securities	82.5	89.4
Equity securities	3.2	4.5
Alternative investments	(0.5)	(2.5)
Insurance	3.4	3.5
Total	100.0	100.0

The following table shows the target plan asset allocation for 2024 in accordance with the Bank’s investment strategy.
2024 target plan asset allocation
Weighted-average (%)
Cash and cash equivalents	1.5
Debt securities	91.4
Equity securities	3.7
Insurance	3.4
Total	100.0
Estimated future benefit payments
The following table shows the estimated future benefit payments for defined benefit pension and other post-retirement defined benefit plans.
Estimated future benefit payments
	International single-employer defined benefit pension plans	Other post-retirement defined benefit plan
Payments (CHF million)
2024	111	7
2025	108	9
2026	112	8
2027	107	8
2028	103	7
For five years thereafter	572	31

31 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Bank’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, credit default and cross-currency swaps, interest rate and foreign exchange options, interest rate and foreign exchange forward contracts and foreign exchange and interest rate futures.
The Bank also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.
On the date a derivative contract is entered into, the Bank designates it as belonging to one of the following categories:
■ trading activities;
■ a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
■ a hedge of the fair value of a recognized asset or liability;
■ a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
■ a hedge of a net investment in a foreign operation.
Trading activities
The Bank is active in most of the principal trading markets and transacts in many trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market-making, positioning and arbitrage activities. The majority of the Bank’s derivatives were used for trading activities.
Economic hedges
Economic hedges arise when the Bank enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:
■ interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
■ foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
■ credit derivatives to manage credit risk on certain loan portfolios;
■ futures to manage risk on equity positions including convertible bonds; and
■ equity derivatives to manage equity/index risks on certain structured products.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Bank designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. The Bank uses derivatives to hedge for changes in fair value as a result of the interest rate risk associated with loans, debt securities held as available-for-sale and long-term debt instruments.
Cash flow hedges
The Bank hedges the variability in interest cash flows mainly on mortgages, loans and reverse repurchase agreements by using interest rate swaps to convert variable rate assets to fixed rates. Further, the Bank uses foreign currency forwards to hedge the foreign currency risk associated with certain forecasted transactions. As of the end of 2023, the maximum length of time over which the Bank hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was 12 months.
Net investment hedges
The Bank designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using forward foreign exchange contracts.
Hedge effectiveness assessment
The Bank assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Bank to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Bank to determine whether or not the hedging relationship has actually been effective.

Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Bank.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Bank elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 34 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 2023	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	1,238.7	0.0	0.0	0.0	0.0	0.0
Swaps	4,321.1	13.2	12.4	118.4	0.0	0.0
Options bought and sold (OTC)	446.9	5.0	5.2	0.0	0.0	0.0
Futures	86.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.7	0.0	0.0	0.0	0.0	0.0
Interest rate products	6,096.0	18.2	17.6	118.4	0.0	0.0
Forwards	278.6	3.3	4.9	22.6	0.2	0.6
Swaps	287.3	9.3	11.0	0.0	0.0	0.0
Options bought and sold (OTC)	49.8	1.3	1.4	0.0	0.0	0.0
Futures	0.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.4	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	617.5	13.9	17.3	22.6	0.2	0.6
Forwards	0.1	0.0	0.0	0.0	0.0	0.0
Swaps	10.2	0.6	0.2	0.0	0.0	0.0
Options bought and sold (OTC)	70.1	2.6	3.6	0.0	0.0	0.0
Futures	7.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	122.5	5.7	5.1	0.0	0.0	0.0
Equity/index-related products	210.6	8.9	8.9	0.0	0.0	0.0
Credit derivatives [2]	156.4	1.0	1.5	0.0	0.0	0.0
Forwards	3.7	0.1	0.1	0.0	0.0	0.0
Swaps	4.8	0.6	0.1	0.0	0.0	0.0
Options bought and sold (OTC)	4.0	0.1	0.1	0.0	0.0	0.0
Futures	0.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	1.2	0.0	0.0	0.0	0.0	0.0
Other products [3]	14.3	0.8	0.3	0.0	0.0	0.0
Total derivative instruments	7,094.8	42.8	45.6	141.0	0.2	0.6
The notional amount, PRV and NRV (trading and hedging) was CHF 7,235.8 billion, CHF 43.0 billion and CHF 46.2 billion, respectively, as of December 31, 2024.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 2022	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	2,088.2	1.7	1.7	0.0	0.0	0.0
Swaps	9,140.3	24.3	21.7	130.1	0.1	1.8
Options bought and sold (OTC)	644.4	8.2	8.6	0.0	0.0	0.0
Futures	144.9	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	35.9	0.0	0.0	0.0	0.0	0.0
Interest rate products	12,053.7	34.2	32.0	130.1	0.1	1.8
Forwards	701.4	8.7	10.0	17.7	0.1	0.2
Swaps	353.5	14.3	13.5	0.0	0.0	0.0
Options bought and sold (OTC)	167.5	2.5	2.7	0.0	0.0	0.0
Futures	4.1	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.8	0.0	0.0	0.0	0.0	0.0
Foreign exchange products	1,229.3	25.5	26.2	17.7	0.1	0.2
Forwards	0.3	0.0	0.0	0.0	0.0	0.0
Swaps	22.8	0.9	0.7	0.0	0.0	0.0
Options bought and sold (OTC)	181.4	5.2	7.5	0.0	0.0	0.0
Futures	42.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	469.3	18.9	18.5	0.0	0.0	0.0
Equity/index-related products	715.8	25.0	26.7	0.0	0.0	0.0
Credit derivatives [2]	352.0	3.2	3.4	0.0	0.0	0.0
Forwards	6.9	0.1	0.1	0.0	0.0	0.0
Swaps	9.5	0.7	0.4	0.0	0.0	0.0
Options bought and sold (OTC)	8.8	0.1	0.1	0.0	0.0	0.0
Futures	12.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.7	0.1	0.0	0.0	0.0	0.0
Other products [3]	40.5	1.0	0.6	0.0	0.0	0.0
Total derivative instruments	14,391.3	88.9	88.9	147.8	0.2	2.0
The notional amount, PRV and NRV (trading and hedging) was CHF 14,539.1 billion, CHF 89.1 billion and CHF 90.9 billion, respectively, as of December 31, 2022.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity and energy products.
Gains or (losses) on fair value hedges
in	2023	2022	2021
Interest rate products (CHF million)
Hedged items [1]	485	4,677	1,523
Derivatives designated as hedging instruments [1]	(557)	(4,355)	(1,448)
The accrued interest on fair value hedges is recorded in net interest income and is excluded from this table.
1 Included in net interest income.

Hedged items in fair value hedges
	2023					2022
	Hedged items					Hedged items
end of	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]	Carrying amount	Hedging adjustments	[1]	Discontinued hedges	[2]
Assets (CHF billion)
Investment securities	0.0	0.0		0.0		0.8	(0.1)		0.0
Net loans	40.8	0.8		(1.6)		29.0	(1.3)		(0.7)
Liabilities (CHF billion)
Long-term debt	64.1	0.6		(3.7)		72.0	(1.0)		(4.4)
1 Relates to the cumulative amount of fair value hedging adjustments included in the carrying amount.
2 Relates to the cumulative amount of fair value hedging adjustments remaining for any hedged items for which hedge accounting has been discontinued.
Cash flow hedges
in	2023	2022	2021
Interest rate products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	407	(474)	(314)
Gains/(losses) reclassified from AOCI into interest and dividend income	(299)	1,018	7
Foreign exchange products (CHF million)
Gains/(losses) recognized in AOCI on derivatives	14	(56)	(9)
Total other operating expenses	3	(60)	34
Gains/(losses) reclassified from AOCI into income	3	(60)	34
The net loss associated with cash flow hedges expected to be reclassified from AOCI within the next 12 months was CHF 347 million.
Net investment hedges
in	2023	2022	2021
Foreign exchange products (CHF million)
Gains/(losses) recognized in the cumulative translation adjustments section of AOCI	(497)	(15)	51
Gains/(losses) reclassified from the cumulative translation adjustments section of AOCI into other revenues	4	0	0
The Bank includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 7 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Bank’s derivative instruments contain provisions that require the maintenance of contractually specified credit ratings from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreement could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of the contractually specified credit ratings. Such derivative contracts are reflected at close-out costs.
The following table provides the Bank’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral that could be called by counterparties in the event of a one, two or three-notch downgrade in the contractually specified credit ratings. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.

Contingent credit risk
	2023				2022
end of	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	0.4	0.1	0.0	0.5	1.2	0.1	0.1	1.4
Collateral posted	0.3	0.1	–	0.4	1.0	0.1	–	1.1
Impact of a one-notch downgrade event	0.3	0.0	0.0	0.3	0.4	0.0	0.1	0.5
Impact of a two-notch downgrade event	0.3	0.0	0.1	0.4	0.5	0.1	0.2	0.8
Impact of a three-notch downgrade event	0.4	0.0	0.1	0.5	0.5	0.1	0.2	0.8
The impact of a downgrade event reflects the amount of additional collateral required for bilateral counterparties and special purpose entities and the amount of additional termination expenses for accelerated terminations, respectively.

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
The Bank enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and non-investment grade and could include corporate bonds, sovereign debt, asset-backed securities (ABS) and loans. These instruments can be formed as single items (single-named instruments) or combined on a portfolio basis (multi-named instruments). The Bank purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Bank also takes proprietary positions which can take the form of either purchased or sold protection.
The credit derivatives most commonly transacted by the Bank are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.
In addition, to reduce its credit risk, the Bank enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” for further information on netting.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Bank would be required to make as a result of credit risk-related events. The Bank believes that the maximum potential payout is not representative of the actual loss exposure based on historical experience. This amount has not been reduced by the Bank’s rights to the underlying assets and the related cash flows. In accordance with most credit derivative contracts, should a credit event (or settlement trigger) occur, the Bank is usually liable for the difference between the credit protection sold and the recourse it holds in the value of the underlying assets. The maximum potential amount of future payments has not been reduced for any cash collateral paid to a given counterparty as such payments would be calculated after netting all derivative exposures, including any credit derivatives with that counterparty in accordance with a related master netting agreement. Due to such netting processes, determining the amount of collateral that corresponds to credit derivative exposures only is not possible.
To reflect the quality of the payment risk on credit protection sold, the Bank assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold. The maximum potential payout amount of credit protection purchased for each individual identical underlying reference instrument may be greater or lower than the notional amount of protection sold.
The Bank also considers estimated recoveries that it would receive if the specified credit event occurred, including both the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Bank and the impact of any purchased protection with an identical reference instrument and product type.
Other protection purchased
In the normal course of business, the Bank purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
The Bank purchases its protection from banks and broker dealers, other financial institutions and other counterparties.
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
Total return swaps (TRS) of CHF 2.5 billion and CHF 5.9 billion as of December 31, 2023 and 2022, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold/purchased
	2023							2022
end of	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased		Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(18.0)	15.4		(2.6)	6.3		0.0	(52.8)	48.6		(4.2)	10.6		0.2
Non-investment grade	(6.6)	5.0		(1.6)	2.1		0.1	(22.3)	20.7		(1.6)	4.9		(0.2)
Total single-name instruments	(24.6)	20.4		(4.2)	8.4		0.1	(75.1)	69.3		(5.8)	15.5		0.0
of which sovereign	(4.1)	3.0		(1.1)	2.7		0.0	(12.8)	11.3		(1.5)	4.4		(0.1)
of which non-sovereign	(20.5)	17.4		(3.1)	5.7		0.1	(62.3)	58.0		(4.3)	11.1		0.1
Multi-name instruments (CHF billion)
Investment grade [2]	(36.4)	35.1		(1.3)	2.0		0.1	(54.3)	50.8		(3.5)	8.9		0.1
Non-investment grade	(11.5)	10.6		(0.9)	3.2	[3]	(0.3)	(30.9)	28.4		(2.5)	9.5	[3]	(0.6)
Total multi-name instruments	(47.9)	45.7		(2.2)	5.2		(0.2)	(85.2)	79.2		(6.0)	18.4		(0.5)
of which non-sovereign	(47.9)	45.7		(2.2)	5.2		(0.2)	(85.2)	79.2		(6.0)	18.4		(0.5)
Total instruments (CHF billion)
Investment grade [2]	(54.4)	50.5		(3.9)	8.3		0.1	(107.1)	99.4		(7.7)	19.5		0.3
Non-investment grade	(18.1)	15.6		(2.5)	5.3		(0.2)	(53.2)	49.1		(4.1)	14.4		(0.8)
Total instruments	(72.5)	66.1		(6.4)	13.6		(0.1)	(160.3)	148.5		(11.8)	33.9		(0.5)
of which sovereign	(4.1)	3.0		(1.1)	2.7		0.0	(12.8)	11.3		(1.5)	4.4		(0.1)
of which non-sovereign	(68.4)	63.1		(5.3)	10.9		(0.1)	(147.5)	137.2		(10.3)	29.5		(0.4)
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes synthetic securitized loan portfolios.

The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	2023	2022
Credit derivatives (CHF billion)
Credit protection sold	72.5	160.3
Credit protection purchased	66.1	148.5
Other protection purchased	13.6	33.9
Other instruments [1]	4.2	9.3
Total credit derivatives	156.4	352.0
1 Consists of total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
2023 (CHF billion)
Single-name instruments	4.3	19.2	1.1	24.6
Multi-name instruments	10.3	33.1	4.5	47.9
Total instruments	14.6	52.3	5.6	72.5
2022 (CHF billion)
Single-name instruments	10.0	61.8	3.3	75.1
Multi-name instruments	6.5	71.5	7.2	85.2
Total instruments	16.5	133.3	10.5	160.3
32 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate the Bank to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Bank’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Bank are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, derivatives and other guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
2023 (CHF million)
Credit guarantees and similar instruments	1,716	859	33	368	2,976	2,932		14	2,244
Performance guarantees and similar instruments	2,383	1,329	778	340	4,830	4,377		45	2,340
Derivatives [2]	894	33	16	6	949	949		40	–
Other guarantees	3,329	625	141	1,105	5,200	5,200		59	2,413
Total guarantees	8,322	2,846	968	1,819	13,955	13,458		158	6,997
2022 (CHF million)
Credit guarantees and similar instruments	2,261	451	127	471	3,310	3,197		22	2,068
Performance guarantees and similar instruments	4,280	1,750	729	513	7,272	6,527		61	3,778
Derivatives [2]	2,646	1,702	520	374	5,242	5,242		101	–
Other guarantees	4,455	859	182	1,172	6,668	6,668		56	3,292
Total guarantees	13,642	4,762	1,558	2,530	22,492	21,634		240	9,138
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Bank had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

Credit guarantees and similar instruments
Credit guarantees and similar instruments are contracts that require the Bank to make payments should a third party fail to do so under a specified existing credit obligation. The position includes standby letters of credit, commercial and residential mortgage guarantees, credit guarantees to clearing and settlement networks and exchanges, and other guarantees associated with VIEs.
Standby letters of credit are made in connection with the corporate lending business and other corporate activities, where the Bank provides guarantees to counterparties in the form of standby letters of credit, which represent obligations to make payments to third parties if the counterparties fail to fulfill their obligations under a borrowing arrangement or other contractual obligation.
Commercial and residential mortgage guarantees are made in connection with the Bank’s commercial mortgage activities in the US, where the Bank sells certain commercial and residential mortgages to Fannie Mae and agrees to bear a percentage of the losses triggered by the borrowers failing to perform on the mortgage. The Bank also issues guarantees that require it to reimburse Fannie Mae for losses on certain whole loans underlying mortgage-backed securities issued by Fannie Mae, which are triggered by borrowers failing to perform on the underlying mortgages.
The Bank also provides guarantees to VIEs and other counterparties under which it may be required to buy assets from such entities upon the occurrence of certain triggering events such as rating downgrades and/or substantial decreases in the fair value of those assets.
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
For private equity fund guarantees, the Bank has provided investors in private equity funds sponsored by a Bank entity guarantees on potential obligations of certain general partners to return amounts previously paid as carried interest to those general partners if the performance of the remaining investments declines. To manage its exposure, the Bank generally withholds a portion of carried interest distributions to cover any repayment obligations. In addition, pursuant to certain contractual arrangements, the Bank is obligated to make cash payments to certain investors in certain private equity funds if specified performance thresholds are not met.
Further, as part of the Bank’s residential mortgage securitization activities in the US, the Bank may guarantee the collection by the servicer and remittance to the securitization trust of prepayment penalties. The Bank will have to perform under these guarantees in the event the servicer fails to remit the prepayment penalties.
Derivatives
Derivatives which may also have the characteristics of a guarantee are issued in the ordinary course of business, generally in the form of written put options. Such derivative contracts do not meet the characteristics of a guarantee if they are cash settled and the Bank has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The Bank has concluded that these conditions were met for certain active commercial and investment banks and certain other counterparties, and accordingly, the Bank has reported such contracts as derivatives only.
The Bank manages its exposure to these derivatives by engaging in various hedging strategies to reduce its exposure. For some contracts, such as written interest rate caps or foreign exchange options, the maximum payout is not determinable as interest rates or exchange rates could theoretically rise without limit. For these contracts, notional amounts were disclosed in the table above in order to provide an indication of the underlying exposure. In addition, the Bank carries all derivatives at fair value in the consolidated balance sheets and has considered the performance triggers and probabilities of payment when determining those fair values. It is more likely than not that written put options that are in-the-money to the counterparty will be exercised, for which the Bank’s exposure was limited to the carrying value reflected in the table.
Other guarantees
Other guarantees include bankers’ acceptances, residual value guarantees, deposit insurance, contingent considerations in business combinations, the minimum value of an investment in mutual funds or private equity funds and all other guarantees that were not allocated to one of the categories above.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of protected deposits in case of specified restrictions or the forced liquidation of a deposit-taking bank. In Switzerland, under the amended Swiss deposit insurance guarantee program, the jointly guaranteed amount is determined as the higher of CHF 6 billion or 1.6% of all protected deposits. As per notifications from the administrator of the Swiss deposit insurance program to the Bank and its Swiss bank subsidiaries, the Bank’s respective share was CHF 0.6 billion for the period July 1, 2023 to June 30, 2024. Amounts guaranteed under deposit insurance guarantee programs were reflected in other guarantees.

Representations and warranties on residential mortgage loans sold
In connection with the Investment Bank division’s sale of US residential mortgage loans, the Bank has provided certain representations and warranties relating to the loans sold. The Bank has provided these representations and warranties relating to sales of loans to institutional investors, primarily banks, and non-agency, or private label, securitizations. The loans sold are primarily loans that the Bank has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and the absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Bank may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Bank will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Bank can successfully claim against parties that sold loans to the Bank and made representations and warranties to the Bank; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Bank is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 38 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Bank has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the “Guarantees” table and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Bank sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Bank monitors claims received in connection with such indemnification provisions to ensure that these are adequately provided for in the Bank’s consolidated financial statements.
Other indemnifications
The Bank provides indemnifications to certain counterparties in connection with its normal operating activities for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Bank typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Bank may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Bank does not expect any potential liabilities in respect of tax gross-ups to be material.
The Bank is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults and available amounts as defined in the relevant exchange’s or clearing house’s default waterfalls are not sufficient to cover losses from another member’s default. The exchange’s or clearing house’s default management procedures may provide for cash calls to non-defaulting members, which may be limited to the amount (or a multiple of the amount) of the Bank’s contribution to the guarantee fund. However, if these cash calls are not sufficient to cover losses, the default waterfall and default management procedures may foresee further loss allocation. Furthermore, some clearing house arrangements require members to assume a proportionate share of non-default losses, if such losses exceed the specified resources allocated for such purpose by the clearing house. Non-default losses result from the clearing house’s investment of guarantee fund contributions and initial margin or are other losses unrelated to the default of a clearing member. The Bank has determined that it is not possible to reasonably estimate the maximum potential amount of future payments due under the membership arrangements. In addition, the Bank believes that any potential requirement to make payments under these membership arrangements is remote.

Other commitments
Irrevocable commitments under documentary credits
Irrevocable commitments under documentary credits include exposures from trade finance related to commercial letters of credit under which the Bank guarantees payments to exporters against presentation of shipping and other documents.
Irrevocable loan commitments
Irrevocable loan commitments are irrevocable credit facilities extended to clients and include fully or partially undrawn commitments that are legally binding and cannot be unconditionally cancelled by the Bank. Commitments to originate mortgage loans that will be held for sale are considered derivatives for accounting purposes and are not included in this disclosure. Such commitments are reflected as derivatives in the consolidated balance sheets.
Forward reverse repurchase agreements
Forward reverse repurchase agreements represent transactions in which the initial cash exchange of the reverse repurchase transactions takes place on specified future dates. The Bank enters into forward reverse repurchase agreements with counterparties that may have existing funded reverse repurchase agreements. Depending on the details of the counterparty contract with Credit Suisse, both a counterparty’s existing funded reverse repurchase agreement and any forward reverse repurchase agreements under contract with the same counterparty are considered.
Other commitments
Other commitments include contracts that require the Bank to make payments should a third party fail to do so under a specified future credit obligation, such as commitments arising from deferred payment letters of credit, e.g., with re-insurance clients. Other commitments also include private equity commitments, firm commitments in underwriting securities as well as commitments from acceptances in circulation and liabilities for call and put options on shares and other equity instruments.
Other commitments
end of	Maturity less than 1 year	Maturity between 1 to 3 years	Maturity between 3 to 5 years	Maturity greater than 5 years	Total gross amount	Total net amount	[1]
2023 (CHF million)
Irrevocable commitments under documentary credits	2,195	28	0	0	2,223	2,159
Irrevocable loan commitments [2]	11,471	22,514	22,980	4,615	61,580	58,361
Forward reverse repurchase agreements	147	0	0	0	147	147
Other commitments	274	6	1	202	483	482
Total other commitments	14,087	22,548	22,981	4,817	64,433	61,149
2022 (CHF million)
Irrevocable commitments under documentary credits	3,378	41	0	1	3,420	3,233
Irrevocable loan commitments [2]	19,272	33,512	44,563	14,782	112,129	108,118
Forward reverse repurchase agreements	1,021	0	0	0	1,021	1,021
Other commitments	212	16	2	268	498	498
Total other commitments	23,883	33,569	44,565	15,051	117,068	112,870
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments did not include a total gross amount of CHF 98,850 million and CHF 129,224 million of unused credit limits as of December 31, 2023 and 2022, respectively, which were revocable at the Bank's sole discretion upon notice to the client.

33 Transfers of financial assets and variable interest entities
In the normal course of business, the Bank enters into transactions with, and makes use of, SPEs. An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Bank. The principal uses of SPEs are to assist the Bank and its clients in securitizing financial assets and creating investment products. The Bank also uses SPEs for other client-driven activity, such as to facilitate financings, and for Bank tax or regulatory purposes.
Transfers of financial assets
Securitizations and asset-backed financings
The majority of the Bank’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, CP and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Bank’s consolidated balance sheet, unless either the Bank sold the assets to the entity and the accounting requirements for sale were not met or the Bank consolidates the SPE.
The Bank purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and ABS that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs. Third-party guarantees may further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Bank’s assets. The Bank is typically an underwriter of, and makes a market in, these securities.
The Bank also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to re-securitize an existing security to give the investor an investment with different risk ratings or characteristics.
The Bank also uses SPEs for other asset-backed financings relating to client-driven activity and for Bank tax or regulatory purposes. Types of structures included in this category include managed collateralized loan obligations (CLOs), CLOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CLOs are collateralized by loans transferred to the CLO vehicle and pay a return based on the returns on the loans. Leveraged finance structures are used to assist in the syndication of certain loans held by the Bank, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Bank. In these asset-backed financing structures, investors typically only have recourse to the collateral of the SPE and do not have recourse to the Bank’s assets.
When the Bank transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Bank and/or if the Bank’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and loans involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale. Since the Bank generally accounts for assets pending transfer, i.e., prior to securitization, at fair value, the Bank does not typically recognize significant gains or losses upon the transfer of assets.
The Bank does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 2023, 2022 and 2021 securitizations of financial assets or asset-backed financings that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Bank and the SPEs used in any securitizations in which the Bank still has continuing involvement, regardless of when the securitization or asset-backed financing occurred.

Securitizations and asset-backed financings
in	2023	2022	2021
Gains/(losses) and cash flows (CHF million)
CMBS
Net gain/(loss) [1]	0	6	(7)
Proceeds from transfer of assets [2]	0	3,401	3,525
Cash received on interests that continue to be held	18	49	42
RMBS
Net gain/(loss) [1]	0	(2)	70
Proceeds from transfer of assets [3]	0	7,534	37,048
Purchases of previously transferred financial assets or its underlying collateral	0	0	(1,604)
Servicing fees	12	24	2
Cash received on interests that continue to be held	51	675	1,088
Other asset-backed financings
Net gain [1]	7	16	65
Proceeds from transfer of assets [4]	7,008	6,740	12,129
Purchases of previously transferred financial assets or its underlying collateral	(232)	(1,479)	(1,323)
Fees [5]	217	192	165
Cash received on interests that continue to be held	301	153	14
1
Includes primarily underwriting revenues, deferred origination fees and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization.

2 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 0 million, CHF 512 million and CHF 180 million in 2023, 2022 and 2021, respectively.
3 Included the receipt of non-cash beneficial interests (including risk retention securities) of CHF 0 million, CHF 1,081 million and CHF 3,072 million in 2023, 2022 and 2021, respectively.
4
Included the receipt of non-cash beneficial interests (including risk retention securities) and seller financing of CHF 4,186 million, CHF 168 million and CHF 54 million in 2023, 2022 and 2021, respectively.

5 Represents primarily management fees and performance fees earned for investment management services provided to managed CLOs.
In 2023, Credit Suisse completed the Apollo transaction. In connection with the initial closing of this transaction, Credit Suisse and Apollo entered into various ancillary agreements related to the transaction, including an investment management agreement, certain financing arrangements and a transition services agreement. The sale of Bank assets to certain entities of Apollo and related financing arrangements provided by the Bank to these entities represented asset-backed financings where the Bank has continuing involvement.
> Refer to “Subsequent events” in Note 3 – Business developments and subsequent events for further information.
Continuing involvement in transferred financial assets
The Bank may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets. Beneficial interests, which are valued at fair value, include rights to receive all or portions of specified cash inflows received by an SPE, including, but not limited to, senior and subordinated shares of interest, principal, or other cash inflows to be “passed through” or “paid through”, premiums due to guarantors, CP obligations, and residual interests, whether in the form of debt or equity.
The Bank’s exposure resulting from continuing involvement in transferred financial assets is generally limited to beneficial interests typically held by the Bank in the form of instruments issued by SPEs that are senior, subordinated or residual tranches. These instruments are held by the Bank typically in connection with its underwriting and market-making activities, primarily reflecting risk retention requirements applicable to certain securitization activities, and are included in trading assets in the consolidated balance sheets. Any changes in the fair value of these beneficial interests are recognized in the consolidated statements of operations.
Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as collateral accounts, or from liquidity facilities, such as lines of credit or liquidity put option of asset purchase agreements. The SPE may also enter into a derivative contract in order to convert the yield or currency of the underlying assets to match the needs of the SPE investors, or to limit or change the credit risk of the SPE. The Bank may be the provider of certain credit enhancements as well as the counterparty to any related derivative contract.
The following table provides the outstanding principal balance of assets to which the Bank continued to be exposed after the transfer of the financial assets to SPEs and the total assets of the SPEs as of December 31, 2023 and 2022, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	2023	2022
CHF million
CMBS	4,195	17,193
RMBS	22,169	41,552
Other asset-backed financings	20,154	21,939
Principal amount outstanding relates to assets transferred from the Bank and does not include principal amounts for assets transferred from third parties.
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
In 2023, there was no transfer of financial assets where the Bank retained any beneficial interests.

Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
	2022							2021
at time of transfer, in			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			486				847			196				2,594
of which level 2			415				762			170				2,126
of which level 3			71				85			26				468
Weighted-average life, in years			4.1				9.5			5.2				5.3
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	5.0	–	22.2			–	[2]	3.0	–	37.7
Cash flow discount rate (rate per annum), in % [3]	3.5	–	15.7		2.8	–	53.8	1.8	–	5.0		1.0	–	33.4
Expected credit losses (rate per annum), in % [4]	2.7	–	5.6		1.3	–	49.8	0.9	–	4.3		0.1	–	32.5
Transfers of assets in which the Bank does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.
4 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.
Key economic assumptions at the time of transfer
> Refer to “Fair value measurement” in Note 34 – Financial instruments for further information on the fair value hierarchy.
Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of December 31, 2023 and 2022.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
	2023											2022
end of			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			69				273			359				517				1,050			519
of which non-investment grade			27				91			15				111				137			34
Weighted-average life, in years			0.6				8.1			4.5				2.8				9.0			5.1
Prepayment speed assumption (rate per annum), in % [3]			–		4.1	–	20.4			–				–		2.4	–	21.4			–
Impact on fair value from 10% adverse change			–				(2.2)			–				–				(16.5)			–
Impact on fair value from 20% adverse change			–				(4.6)			–				–				(32.7)			–
Cash flow discount rate (rate per annum), in % [4]	27.8	–	40.8		6.5	–	28.1	3.2	–	39.6		5.4	–	42.1		4.4	–	29.6	4.1	–	41.9
Impact on fair value from 10% adverse change			(0.4)				(10.4)			(7.5)				(8.2)				(41.6)			(10.5)
Impact on fair value from 20% adverse change			(0.8)				(20.1)			(14.6)				(16.1)				(79.6)			(20.5)
Expected credit losses (rate per annum), in % [5]	21.7	–	35.3		2.6	–	24.2	0.7	–	35.8		1.1	–	29.2		1.5	–	25.5	0.5	–	37.9
Impact on fair value from 10% adverse change			(0.4)				(5.3)			(4.3)				(4.6)				(19.7)			(5.7)
Impact on fair value from 20% adverse change			(0.7)				(10.3)			(8.3)				(9.1)				(38.2)			(11.1)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
5 The range of expected credit losses only reflects instruments with an expected credit loss greater than zero unless all of the instruments have an expected credit loss of zero.

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
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of December 31, 2023 and 2022.
> Refer to “Note 35 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	2023	2022
CHF million
Other asset-backed financings
Trading assets	36	366
Other assets	178	154
Liability to SPEs, included in other liabilities	(214)	(520)
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Bank’s default or a decline in fair value of collateral pledged, the repurchase agreement provides the counterparty with the right to liquidate the collateral held or request additional collateral. Similarly, in the event of the Bank’s default, the securities lending transaction provides the counterparty the right to liquidate the securities borrowed.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2023 and 2022.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	2023	2022
CHF billion
Government debt securities	2.8	17.1
Corporate debt securities	1.0	6.9
Asset-backed securities	0.0	0.9
Equity securities	0.0	0.2
Other	0.0	5.1
Securities sold under repurchase agreements	3.8	30.2
Government debt securities	0.0	0.2
Corporate debt securities	0.0	0.3
Asset-backed securities	0.0	0.2
Equity securities	0.1	0.1
Other	0.0	0.1
Securities lending transactions	0.1	0.9
Government debt securities	1.0	1.2
Corporate debt securities	0.1	0.4
Asset-backed securities	0.1	0.1
Equity securities	1.0	1.3
Other	0.0	0.0
Obligation to return securities received as collateral, at fair value	2.2	3.0
Total	6.1	34.1

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
		Remaining contractual maturities
end of	No stated maturity	Up to 30 days	[1]	31-90 days	More than 90 days	Total
2023 (CHF billion)
Securities sold under repurchase agreements	0.4	2.5		0.3	0.6	3.8
Securities lending transactions	0.1	0.0		0.0	0.0	0.1
Obligation to return securities received as collateral, at fair value	2.2	0.0		0.0	0.0	2.2
Total	2.7	2.5		0.3	0.6	6.1
2022 (CHF billion)
Securities sold under repurchase agreements	4.1	12.8		5.9	7.4	30.2
Securities lending transactions	0.5	0.2		0.0	0.2	0.9
Obligation to return securities received as collateral, at fair value	3.0	0.0		0.0	0.0	3.0
Total	7.6	13.0		5.9	7.6	34.1
1 Includes overnight transactions.
> Refer to “Note 26 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
As a normal part of its business, the Bank engages in various transactions that include entities that are considered VIEs and are grouped into three primary categories: collateralized debt obligations (CDOs)/CLOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Bank or third parties. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.
Application of the requirements for consolidation of VIEs may require the exercise of significant judgment. In the event consolidation of a VIE is required, the exposure to the Bank is limited to that portion of the VIE’s assets attributable to any variable interest held by the Bank prior to any risk management activities to hedge the Bank’s net exposure. Any interests held in the VIE by third parties, even though consolidated by the Bank, will not typically impact its results of operations.
Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Bank may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets as well as possibly entering into related derivatives with those VIEs, providing liquidity, credit or other support. Other transactions with VIEs include derivative transactions in the Bank’s capacity as the prime broker. The Bank also enters into lending arrangements with VIEs for the purpose of financing projects or the acquisition of assets. Typically, the VIE’s assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity. Further, the Bank is involved with VIEs which were formed for the purpose of offering alternative investment solutions to clients. Such VIEs relate primarily to private equity investments, fund-linked vehicles or funds of funds, where the Bank acts as structurer, manager, distributor, broker, market maker or liquidity provider.
As a consequence of these activities, the Bank holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Bank, certain derivatives with VIEs or loans to VIEs. Guarantees issued by the Bank to or on behalf of VIEs may also qualify as variable interests. For such guarantees, including derivatives that act as guarantees, the notional amount of the respective guarantees is presented to represent the exposure. In general, investors in consolidated VIEs do not have recourse to the Bank in the event of a default, except where a guarantee was provided to the investors or where the Bank is the counterparty to a derivative transaction involving VIEs.
Total assets of consolidated and non-consolidated VIEs for which the Bank has involvement represent the total assets of the VIEs even though the Bank’s involvement may be significantly less due to interests held by third-party investors. The asset balances for non-consolidated VIEs where the Bank has significant involvement represent the most current information available to the Bank regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Bank’s maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Bank variable interests held as trading assets, derivatives and loans, the notional amount of guarantees and off-balance sheet commitments to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Bank’s risk management activities, including effects from financial instruments that the Bank may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Bank, together with all relevant risk mitigation initiatives, are included in the Bank’s risk management framework.
The Bank has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.
Collateralized debt and loan obligations
The Bank engages in CDO/CLO transactions to meet client and investor needs, earn fees and sell financial assets and, for CLOs, loans. The Bank may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction. As part of its structured finance business, the Bank purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs, which in turn issue CDO/CLOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments.
Typically, the collateral manager in a managed CDO/CLO is deemed to be the entity that has the power to direct the activities that most affect the economics of the entity. In a static CDO/CLO this “power” role is more difficult to analyze and may be the sponsor of the entity or the CDS counterparty.
CDO/CLOs provide credit risk exposure to a portfolio of ABS or loans (cash CDO/CLOs) or a reference portfolio of securities or loans (synthetic CDO/CLOs). Cash CDO/CLO transactions hold actual securities or loans whereas synthetic CDO/CLO transactions use CDS to exchange the underlying credit risk instead of using cash assets. The Bank may also act as a derivative counterparty to the VIEs, which are typically not variable interests, and may invest in portions of the notes or equity issued by the VIEs. The CDO/CLO entities may have actively managed portfolios or static portfolios.
The securities issued by these VIEs are payable solely from the cash flows of the related collateral, and third-party creditors of these VIEs do not have recourse to the Bank in the event of default.
The Bank’s exposure in CDO/CLO transactions is typically limited to interests retained in connection with its underwriting or market-making activities. Unless the Bank has been deemed to have “power” over the entity and these interests are potentially significant, the Bank is not the primary beneficiary of the vehicle and does not consolidate the entity. The Bank’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.
Commercial paper conduit
The Bank acts as the administrator for Alpine Securitization Ltd (Alpine), a multi-seller asset-backed CP conduit which was used for client and Bank financing purposes. This CP conduit purchased assets such as loans and receivables or entered into reverse repurchase agreements and financed such activities through the issuance of CP backed by these assets. As provider of liquidity and credit enhancement facilities, the Bank (including Alpine) entered into liquidity facilities with third-party entities pursuant to which it may have been required to purchase assets from these entities to provide them with liquidity and credit support. The financing transactions were structured to provide credit support in the form of over-collateralization and other asset-specific enhancements. Alpine is a separate legal entity that is wholly owned by the Bank. However, its assets were available to satisfy only the claims of its creditors. In addition, the Bank, as administrator and liquidity facility provider, had significant exposure to and continues to have power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Bank is deemed the primary beneficiary and consolidates this entity.
At the end of 2023, Alpine terminated its business activities as a multi-seller asset-backed CP conduit. Alpine had no CP outstanding and Alpine has no plans to issue new CP.
Financial intermediation
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
The Bank considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Bank’s risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Bank’s economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Bank’s risk management framework.
Financial intermediation consists of securitizations, funds, loans, and other vehicles.
Securitizations
Securitizations are primarily CMBS, RMBS and ABS vehicles. The Bank acts as an underwriter, market maker, liquidity provider, derivative counterparty and/or provider of credit enhancements to VIEs related to certain securitization transactions.
The maximum exposure to loss is the carrying value of the loan securities and derivative positions that are variable interests, if any, plus the exposure arising from any credit enhancements the Bank provided. The Bank’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.
The activities that have the most significant impact on the securitization vehicle are the decisions relating to defaulted loans, which are controlled by the servicer. The party that controls the servicing has the ability to make decisions that significantly affect the result of the activities of the securitization vehicle. If a securitization vehicle has multiple parties that control servicing over specific assets, the Bank determines it has power when it has control over the servicing of greater than 50% of the assets in the securitization vehicle. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it will be deemed the primary beneficiary and consolidate the vehicle. If the Bank determines that it controls the relevant servicing, it then determines if it has the obligation to absorb losses from, or the right to receive benefits of, the securitization vehicle that could potentially be significant to the vehicle, primarily by evaluating the amount and nature of securities issued by the vehicle that it holds. Factors considered in this analysis include the level of subordination of the securities held as well as the size of the position, based on the percentage of the class of securities and the total deal classes of securities issued. The more subordinated the level of securities held, the more likely it is that the Bank will be the primary beneficiary. This consolidation analysis is performed each reporting period based on changes in inventory and the levels of assets remaining in the securitization. The Bank typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter. Short-term market-making holdings in vehicles are not typically considered to be potentially significant for the purposes of this assessment.
In the case of re-securitizations of previously issued RMBS securities, the re-securitization vehicles are passive in nature and do not have any significant ongoing activities that require management, and decisions relating to the design of the securitization transaction at its inception are the key power relating to the vehicle. Activities at inception include selecting the assets and determining the capital structure. The power over a re-securitization vehicle is typically shared between the Bank and the investor(s) involved in the design and creation of the vehicle. The Bank concludes that it is the primary beneficiary of a re-securitization vehicle when it owns substantially all of the bonds issued from the vehicle.
Funds
Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investors’ interest is typically in the form of debt rather than equity, thereby making them VIEs. The Bank may have various relationships with such VIEs in the form of structurer, investment advisor, investment manager, administrator, custodian, underwriter, placement agent, market maker and/or as prime broker. These activities include the use of VIEs in structuring fund-linked products, hedge funds of funds or private equity investments to provide clients with investment opportunities in alternative investments. In such transactions, a VIE holds underlying investments and issues securities that provide the investors with a return based on the performance of those investments.
The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Bank as a result of underwriting or market-making activities, financing provided to the vehicles and the Bank’s exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Bank may provide principal protection on the securities to limit the investors’ exposure to downside market risk. The Bank’s maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.
Another model is used to assess funds for consolidation under US GAAP. Rather than the consolidation model which incorporates power and the potential to absorb significant risk and rewards, a previous consolidation model is used which results in the Bank being the primary beneficiary and consolidating the funds if it holds more than 50% of their outstanding issuances.
Loans
The Bank provides loans to financing vehicles owned or sponsored by clients or third-parties. These tailored lending arrangements are established to purchase, lease or otherwise finance and manage clients’ assets and include financing of specified client assets, of an individual single-asset used by the client or business ventures. The respective owner of the assets or manager of the businesses provides the equity in the vehicle.
The maximum exposure to loss is the carrying value of the Bank’s loan exposure, which is subject to the same credit risk management procedures as loans issued directly to clients. The clients’ creditworthiness is carefully reviewed, loan-to-value ratios are strictly set and, in addition, clients provide equity, additional collateral or guarantees, all of which significantly reduce the Bank’s exposure. The Bank considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Bank’s risk mitigation efforts, which includes over-collateralization and effective monitoring to ensure that a sufficient loan-to-value ratio is maintained.
The third-party sponsor of the VIE will typically have control over the assets during the life of the structure and have the potential to absorb significant gains and losses; the Bank is typically not the primary beneficiary of these structures and will not have to consolidate them. However, a change in the structure, such as a default of the sponsor, may result in the Bank gaining control over the assets. If the Bank’s lending is significant, it may then be required to consolidate the entity.

Other
Other includes additional vehicles where the Bank provides financing and trust preferred issuance vehicles. Trust preferred issuance vehicles are utilized to assist the Bank in raising capital-efficient financing. The VIE issues preference shares which are guaranteed by the Bank and uses the proceeds to purchase the debt of the Bank. The Bank’s guarantee of its own debt is not considered a variable interest and, as it has no holdings in these vehicles, the Bank has no maximum exposure to loss. Non-consolidated VIEs include only the total assets of trust preferred issuance vehicles, as the Bank has no variable interests with these entities.
Consolidated VIEs
The Bank has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Bank consolidates all VIEs related to financial intermediation for which it is the primary beneficiary.
The consolidated VIEs table provides the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of December 31, 2023 and 2022.
Consolidated VIEs in which the Bank was the primary beneficiary
			Financial intermediation
end of	CDO/ CLO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
2023 (CHF million)
Cash and due from banks	0	40	79	8	25	9	161
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	1	0	0	1
Trading assets	0	0	723	20	372	0	1,115
Other investments	0	0	0	39	439	0	478
Net loans	0	0	0	0	15	146	161
Other assets	0	22	1,113	34	105	138	1,412
of which loans held-for-sale	0	21	78	21	0	0	120
of which premises and equipment	0	0	0	0	0	0	0
Total assets of consolidated VIEs	0	62	1,915	102	956	293	3,328
Trading liabilities	0	0	0	0	3	0	3
Short-term borrowings	0	0	0	10	0	0	10
Long-term debt	0	0	1,392	0	0	100	1,492
Other liabilities	0	3	2	12	38	72	127
Total liabilities of consolidated VIEs	0	3	1,394	22	41	172	1,632
2022 (CHF million)
Cash and due from banks	15	94	68	17	24	11	229
Trading assets	0	954	1,154	23	457	0	2,588
Other investments	0	0	0	58	587	136	781
Net loans	0	3,260	0	0	16	134	3,410
Other assets	281	2,466	1,349	39	42	417	4,594
of which loans held-for-sale	279	2,445	119	21	0	0	2,864
Total assets of consolidated VIEs	296	6,774	2,571	137	1,126	698	11,602
Trading liabilities	0	1,057	0	0	6	0	1,063
Short-term borrowings	0	3,124	0	13	0	0	3,137
Long-term debt	84	0	1,860	0	0	152	2,096
Other liabilities	0	49	2	19	49	70	189
Total liabilities of consolidated VIEs	84	4,230	1,862	32	55	222	6,485

Non-consolidated VIEs
The non-consolidated VIEs table provides the carrying amounts and classification of the assets of variable interests recorded in the Bank’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Total variable interest assets for which the company has involvement represent the carrying value of the variable interests in non-consolidated VIEs that are recorded in the consolidated balance sheet of the Bank (for example, direct holdings in investment funds, loans and other receivables).
Maximum exposure to loss represents the carrying value of total variable interest assets in non-consolidated VIEs of the Bank and the notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives, guarantees and off-balance sheet commitments, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Bank in connection with guarantees, off-balance sheet commitments or derivatives.
Total assets of non-consolidated VIEs are the assets of the non-consolidated VIEs themselves and are typically unrelated to the exposures the Bank has with these entities due to variable interests held by third-party investors. Accordingly, these amounts are not considered for risk management purposes.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Bank’s interest is in the form of securities held in the Bank’s inventory, certain repurchase financings to funds and single-asset financing vehicles not sponsored by the Bank to which the Bank provides financing but has very little risk of loss due to over-collateralization and/or guarantees, failed sales where the Bank does not have any other holdings and other entities out of scope.
Non-consolidated VIEs
				Financial intermediation
end of	CDO/ CLO	CP Conduit	[1]	Securi- tizations	Funds	Loans	Other	Total
2023 (CHF million)
Trading assets	222	0		1,823	549	8	865	3,467
Net loans	1	24		1,895	1,108	8,926	749	12,703
Other assets	8	0		2	97	67	291	465
Total variable interest assets	231	24		3,720	1,754	9,001	1,905	16,635
Maximum exposure to loss	233	48		3,864	1,754	11,097	2,082	19,078
Total assets of non-consolidated VIEs	8,184	162		35,637	96,260	28,055	4,225	172,523
2022 (CHF million)
Trading assets	214	0		3,877	750	7	1,816	6,664
Net loans	314	1,440		2,521	1,934	7,617	2,201	16,027
Other assets	6	0		3	122	4	884	1,019
Total variable interest assets	534	1,440		6,401	2,806	7,628	4,901	23,710
Maximum exposure to loss	547	4,374		9,514	2,806	9,999	5,490	32,730
Total assets of non-consolidated VIEs	9,713	7,297		79,322	115,900	38,632	14,620	265,484
1 Includes liquidity facilities provided to third-party CP conduits through Alpine.

34 Financial instruments
The disclosure of the Bank’s financial instruments includes the following sections:
■ Concentration of credit risk;
■ Fair value measurement (including fair value hierarchy, level 3 reconciliation; transfers in and out of level 3; qualitative and quantitative disclosures of valuation techniques; qualitative discussion of the range of significant unobservable inputs; and investment funds measured at net asset value per share);
■ Fair value option; and
■ Financial instruments not carried at fair value.
Concentration of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
The Bank has in place a credit risk appetite framework which provides for the oversight and control of concentrations of credit exposures by single name, product, industry and country. The Bank Credit Portfolio Management function under the Global Chief Credit Officer is responsible for monitoring the portfolio and assessing compliance with the framework and the portfolio limits and controls in place. Credit risk concentrations are identified and measured using a range of quantitative tools and metrics and are reported to the Credit Risk Appetite Committee on a monthly basis. The Bank Credit Portfolio Management function performs portfolio reviews and detailed analyses of selected segments of the portfolio, which are presented to the Credit Risk Appetite Committee and to other governance forums, including the Executive Board Risk Management Committee and the Board’s Risk Committee, where appropriate.
From an industry point of view, the combined credit exposure of the Bank is diversified. A substantial portion of the credit exposure is with individual clients, particularly through residential mortgages in Switzerland, corporate credit exposures and lombard lending arrangements, or relates to derivative and other financial transactions with financial institutions. In both cases, the customer base is extensive and the number and variety of transactions are broad. For transactions with financial institutions and corporations, the business is also geographically diverse, with operations focused in the Americas, Europe and, to a lesser extent, Asia Pacific.
Fair value measurement
A significant portion of the Bank’s financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Bank’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain short-term borrowings, most investment-grade corporate debt, certain high-yield debt securities, exchange-traded and certain OTC derivatives and most listed equity securities.
In addition, the Bank holds financial instruments for which no prices are available and which have significant unobservable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including interest rate, foreign exchange, equity and credit derivatives, certain corporate equity-linked securities, mortgage-related securities, private equity investments and certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-yield bonds, and life finance instruments. The fair value measurement disclosures exclude derivative transactions that are settled daily.
The fair value of financial instruments is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments) is considered when measuring the fair value of assets, and the impact of changes in the Bank’s own credit spreads (known as debit valuation adjustments) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Bank’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Bank’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Bank’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
US GAAP permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date via the relevant principal market. As such, the Bank continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under the relevant principal market for the net long or net short position for a specific market risk. In addition, the Bank reflects the net exposure to credit risk for its derivative instruments where the Bank has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default.
Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.
Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
■ Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
■ Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
■ Level 3: Significant unobservable inputs for the asset or liability. These inputs reflect the Bank’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Bank’s own data. The Bank’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.
Qualitative disclosures of valuation techniques
Overview
The Bank has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Bank’s financial instruments. Control functions such as Product Control and Risk Management review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and a significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Bank determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office and control functions such as Product Control and Risk Management to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The valuation results are aggregated for reporting to the Valuation Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Bank. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Bank’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data, which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes and broker quotes.
In general, Product Control utilizes independent pricing service data as part of its review process. Independent pricing service data is analyzed to ensure that it is representative of fair value, including confirming that the data corresponds to executed transactions or executable broker quotes, reviewing and assessing contributors to ensure they are active market participants and reviewing statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates or other inputs. In addition, there may be uncertainty about a valuation resulting from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section “Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs” should be read in conjunction with the tables “Assets and liabilities measured at fair value on a recurring basis”, “Quantitative information about level 3 assets measured at fair value on a recurring basis” and “Quantitative information about level 3 liabilities measured at fair value on a recurring basis”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements included are classified as level 3 in the fair value hierarchy. The significant unobservable input is funding spread.
Securities purchased under resale agreements are usually fully collateralized or over-collateralized by government securities, money market instruments, corporate bonds or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Bank with the right to liquidate the collateral held.
Debt securities
Foreign governments
Foreign government debt securities typically have quoted prices in active markets and are mainly categorized as level 1 instruments. Valuations of foreign government debt securities for which market prices are not available are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporates
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity) or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include correlation and price. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely it is that the security will be level 3).
RMBS, CMBS and CDO securities
Fair values of RMBS, CMBS and CDO securities may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO securities for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Prices may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, the use of a price from a similar instrument, or the use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs credit spread, default rate, discount rate, prepayment rate and loss severity. Prices from similar observable instruments are used to calculate implied inputs, which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
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

Equity securities
The majority of the Bank’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include earnings before interest, taxes, depreciation and amortization (EBITDA) multiple and market comparable price.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar OTC derivatives with observable inputs to valuation and are included in level 2 of the fair value hierarchy. If the significant inputs used to determine the fair value of the similar OTC derivative are not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity, because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
The valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to basis spread, correlation, credit spread, prepayment rate and volatility skew.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts, where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products, inputs include, but are not limited to, contingent probability, correlation and prepayment rate.
Equity and index-related derivatives
Equity derivatives include a variety of products ranging from vanilla options and swaps to exotic structures with bespoke payoff profiles. The main inputs in the valuation of equity derivatives may include buyback probability, correlation, gap risk, price and volatility.
Generally, the interrelationship between the correlation and volatility is positively correlated.
Credit derivatives
Credit derivatives include index, single-name and multi-name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring inputs such as correlation, credit spread, funding spread, loss severity, prepayment rate and recovery rate. These inputs are generally implied from available market observable data.
Other trading assets
Other trading assets primarily include life settlement and premium finance instruments and RMBS loans. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments are the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.

For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicer advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets, which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity funds, hedge funds and equity method investment funds
Equity method investment funds principally include equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity method investments where the Bank has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published NAVs as permitted by ASC Topic 820 – Fair Value Measurement. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not in line with the fund’s observable market data, it is probable that the investment will be sold for an amount other than NAV, or other circumstances exist that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs. The investments for which the fair value is measured using the NAV practical expedient are not categorized within the fair value hierarchy.
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
Life finance instruments
Life finance instruments include single premium immediate annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Bank’s loan portfolio, which is measured at fair value, primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, the fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower and enterprise valuations) or may be calculated based on the exit price of the collateral or on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a loan pricing model, which requires estimates of significant inputs including credit conversion factors, credit spreads, recovery rates and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Bank’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available. The fair value of the consolidated financial assets of RMBS and CMBS securitization vehicles, which qualify as collateralized financing entities, are measured on the basis of the more observable fair value of the VIEs’ financial liabilities.
Short-term borrowings and long-term debt
The Bank’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Bank’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Bank’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for short-term borrowings and long-term debt include buyback probability, correlation, credit spread, gap risk, mean reversion, price, recovery rate and volatility.
Generally, the interrelationships between correlation, credit spread, gap risk and volatility inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Assets and liabilities measured at fair value on a recurring basis
end of 2023	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	128	0	–		–		128
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	26,237	0	–		–		26,237
Securities received as collateral	1,778	444	0	–		–		2,222
Trading assets	8,474	48,262	2,508	(37,692)		175		21,727
of which debt securities	2,520	7,253	718	–		34		10,525
of which foreign governments	2,496	5,349	38	–		–		7,883
of which corporates	10	620	515	–		–		1,145
of which RMBS	0	936	57	–		–		993
of which equity securities	3,390	677	100	–		141		4,308
of which derivatives	1,298	40,305	1,179	(37,692)		–		5,090
of which interest rate products	7	18,143	47	–		–		–
of which foreign exchange products	7	13,868	33	–		–		–
of which equity/index-related products	1,281	7,144	484	–		–		–
of which other derivatives	3	75	499	–		–		–
of which other trading assets	1,266	27	511	–		–		1,804
Investment securities	0	4	0	–		–		4
Other investments	0	14	1,943	–		411		2,368
of which other equity investments	0	14	1,493	–		310		1,817
of which life finance instruments	0	0	439	–		–		439
Loans	0	1,578	880	–		–		2,458
of which commercial and industrial loans	0	658	535	–		–		1,193
of which financial institutions	0	466	97	–		–		563
of which government and public institutions	0	453	133	–		–		586
Other intangible assets (mortgage servicing rights)	0	0	305	–		–		305
Other assets	50	2,073	1,845	(210)		–		3,758
of which failed purchases	40	239	49	–		–		328
of which loans held-for-sale	0	1,450	1,712	–		–		3,162
Total assets at fair value	10,302	78,740	7,481	(37,902)		586		59,207
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit a reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2023	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	100	0	–		–		100
Customer deposits	0	1,366	289	–		–		1,655
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	356	0	–		–		356
Obligation to return securities received as collateral	1,778	444	0	–		–		2,222
Trading liabilities	3,734	43,710	1,202	(39,814)		–		8,832
of which short positions	2,606	102	5	–		–		2,713
of which debt securities	256	99	0	–		–		355
of which foreign governments	256	34	0	–		–		290
of which corporates	0	65	0	–		–		65
of which equity securities	2,350	3	5	–		–		2,358
of which derivatives	1,128	43,607	856	(39,814)		–		5,777
of which interest rate products	1	17,393	94	–		–		–
of which foreign exchange products	13	17,276	2	–		–		–
of which equity/index-related products	1,110	7,450	362	–		–		–
of which credit derivatives	0	1,327	196	–		–		–
of which other derivatives	4	20	202	–		–		–
of which other trading liabilities	0	1	341	–		–		342
Short-term borrowings	0	3,941	71	–		–		4,012
Long-term debt	0	27,903	4,971	–		–		32,874
of which structured notes over one year and up to two years	0	4,027	147	–		–		4,174
of which structured notes over two years	0	18,603	3,489	–		–		22,092
of which other debt instruments over two years	0	2,127	1,288	–		–		3,415
Other liabilities	37	1,405	299	(241)		–		1,500
Total liabilities at fair value	5,549	79,225	6,832	(40,055)		–		51,551
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit a reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Assets measured at net asset value per share	[2]	Total
Assets (CHF million)
Cash and due from banks	0	198	0	–		–		198
Interest-bearing deposits with banks	0	14	0	–		–		14
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	100	40,693	0	–		–		40,793
Securities received as collateral	2,318	660	0	–		–		2,978
Trading assets	33,724	105,555	3,828	(77,695)		543		65,955
of which debt securities	13,084	23,288	1,211	–		31		37,614
of which foreign governments	10,117	5,597	86	–		–		15,800
of which corporates	2,718	4,998	413	–		31		8,160
of which RMBS	5	10,417	444	–		–		10,866
of which CDO	197	941	216	–		–		1,354
of which equity securities	11,772	676	222	–		512		13,182
of which derivatives	7,571	79,606	1,661	(77,695)		–		11,143
of which interest rate products	1,617	31,900	671	–		–		–
of which foreign exchange products	24	25,512	17	–		–		–
of which equity/index-related products	5,927	18,669	295	–		–		–
of which credit derivatives	0	3,059	130	–		–		–
of which other derivatives	0	197	548	–		–		–
of which other trading assets	1,297	1,985	734	–		–		4,016
Investment securities	0	796	0	–		–		796
Other investments	0	17	3,313	–		400		3,730
of which other equity investments	0	17	2,725	–		328		3,070
of which life finance instruments	0	0	587	–		–		587
Loans	0	6,318	1,040	–		–		7,358
of which commercial and industrial loans	0	2,381	300	–		–		2,681
of which financial institutions	0	2,591	398	–		–		2,989
of which government and public institutions	0	1,112	254	–		–		1,366
Other intangible assets (mortgage servicing rights)	0	44	359	–		–		403
Other assets	78	8,316	773	(220)		–		8,947
of which failed purchases	54	664	12	–		–		730
of which loans held-for-sale	0	7,165	648	–		–		7,813
Total assets at fair value	36,220	162,611	9,313	(77,915)		943		131,172
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit a reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 2022	Level 1	Level 2	Level 3	Netting impact	[1]	Liabilities measured at net asset value per share	[2]	Total
Liabilities (CHF million)
Due to banks	0	490	0	–		–		490
Customer deposits	0	2,212	252	–		–		2,464
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	14,133	0	–		–		14,133
Obligation to return securities received as collateral	2,318	660	0	–		–		2,978
Trading liabilities	13,131	83,351	1,881	(80,026)		–		18,337
of which short positions	6,556	2,595	16	–		–		9,167
of which debt securities	3,228	2,232	1	–		–		5,461
of which foreign governments	3,150	272	0	–		–		3,422
of which corporates	53	1,957	1	–		–		2,011
of which equity securities	3,328	363	15	–		–		3,706
of which derivatives	6,575	80,756	1,640	(80,026)		–		8,945
of which interest rate products	1,566	30,288	118	–		–		–
of which foreign exchange products	20	26,180	1	–		–		–
of which equity/index-related products	4,981	20,731	1,083	–		–		–
of which credit derivatives	0	3,157	242	–		–		–
of which other derivatives	5	210	196	–		–		–
of which other trading liabilities	0	0	225	–		–		225
Short-term borrowings	0	6,330	453	–		–		6,783
Long-term debt	0	51,185	6,734	–		–		57,919
of which structured notes over one year and up to two years	0	10,697	439	–		–		11,136
of which structured notes over two years	0	23,409	4,307	–		–		27,716
of which other debt instruments over two years	0	2,961	1,728	–		–		4,689
of which high-trigger instruments	0	7,484	28	–		–		7,512
Other liabilities	133	3,794	203	(1,844)		–		2,286
Total liabilities at fair value	15,582	162,155	9,523	(81,870)		–		105,390
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2
In accordance with US GAAP, certain investments that are measured at fair value using the net asset value per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit a reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues		Other revenues		Accumulated other comprehensive income
2023	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Interest-bearing deposits with banks	0	13	0	0	(13)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	3,828	997	(765)	1,021	(1,660)	575	(658)	18	(570)	0	8	0	0	(286)	2,508	(583)
of which debt securities	1,211	647	(367)	829	(1,247)	0	(28)	(21)	(229)	0	8	0	0	(85)	718	(60)
of which corporates	413	334	(104)	783	(724)	0	0	(15)	(124)	0	0	0	0	(48)	515	21
of which RMBS	444	138	(204)	18	(309)	0	(7)	(5)	4	0	0	0	0	(22)	57	6
of which derivatives	1,661	258	(297)	0	0	575	(558)	40	(366)	0	0	0	0	(134)	1,179	(344)
of which equity/index-related products	295	70	(171)	0	0	254	(111)	32	146	0	0	0	0	(31)	484	212
of which other derivatives	548	1	0	0	0	206	(217)	0	13	0	0	0	0	(52)	499	15
of which other trading assets	734	70	(87)	182	(312)	0	(72)	1	51	0	0	0	0	(56)	511	(78)
Other investments	3,313	321	(920)	27	(281)	0	0	0	(267)	1	(75)	0	0	(176)	1,943	(276)
of which other equity investments	2,725	312	(920)	5	(148)	0	0	0	(277)	1	(75)	0	0	(130)	1,493	(306)
of which life finance instruments	587	0	0	21	(133)	0	0	0	10	0	0	0	0	(46)	439	42
Loans	1,040	694	(86)	1	(33)	91	(714)	0	(73)	0	0	0	0	(40)	880	(125)
of which commercial and industrial loans	300	503	(75)	0	(33)	80	(267)	0	37	0	0	0	0	(10)	535	(94)
of which financial institutions	398	3	0	0	0	11	(288)	1	(10)	0	0	0	0	(18)	97	(6)
of which government and public institutions	254	124	(11)	0	0	0	(144)	(1)	(84)	0	0	0	0	(5)	133	2
Other intangible assets (mortgage servicing rights)	359	40	0	0	0	0	0	0	(66)	0	0	0	0	(28)	305	(66)
Other assets	773	1,752	(256)	229	(332)	79	(224)	41	(193)	0	0	0	0	(24)	1,845	(107)
of which loans held-for-sale	648	1,715	(250)	193	(306)	78	(223)	41	(171)	0	0	0	0	(13)	1,712	(109)
Total assets at fair value	9,313	3,817	(2,027)	1,278	(2,319)	745	(1,596)	59	(1,169)	1	(67)	0	0	(554)	7,481	(1,157)
Liabilities (CHF million)
Customer deposits	252	0	0	0	0	302	(57)	0	(144)	0	0	0	(32)	(32)	289	3
Trading liabilities	1,881	451	(637)	81	(112)	567	(1,407)	125	391	0	0	0	0	(138)	1,202	316
of which derivatives	1,640	451	(637)	0	0	567	(1,408)	125	223	0	0	0	0	(105)	856	244
of which equity/index-related products	1,083	225	(555)	0	0	414	(862)	108	17	0	0	0	0	(68)	362	57
of which credit derivatives	242	194	(56)	0	0	28	(261)	6	54	0	0	0	0	(11)	196	(3)
of which other derivatives	196	1	0	0	0	92	(176)	1	105	0	0	0	0	(17)	202	147
of which other trading liabilities	225	(1)	0	80	(59)	0	1	0	128	0	0	0	0	(33)	341	89
Short-term borrowings	453	163	(205)	0	0	173	(450)	(79)	34	0	0	0	0	(18)	71	(47)
Long-term debt	6,734	2,938	(3,222)	0	0	1,662	(2,958)	200	(116)	0	(28)	35	289	(563)	4,971	135
of which structured notes over two years	4,307	2,202	(2,423)	0	0	1,491	(2,173)	151	7	0	0	33	284	(390)	3,489	308
of which other debt instruments over two years	1,728	92	(138)	0	0	0	(184)	46	(116)	0	0	0	0	(140)	1,288	(184)
Other liabilities	203	327	(2)	9	(53)	103	(113)	1	26	0	(197)	0	0	(5)	299	64
Total liabilities at fair value	9,523	3,879	(4,066)	90	(165)	2,807	(4,985)	247	191	0	(225)	35	257	(756)	6,832	471
Net assets/(liabilities) at fair value	(210)	(62)	2,039	1,188	(2,154)	(2,062)	3,389	(188)	(1,360)	1	158	(35)	(257)	202	649	(1,628)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2023, changes in net unrealized gains/(losses) of CHF (1,047) million and CHF (318) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF (263) million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

206 / 207

Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues		Other revenues		Accumulated other comprehensive income
2022	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers out	On all other	On transfers out	On all other	On transfers out	On all other	Foreign currency translation impact	Balance at end of period	Changes in unrealized gains/losses	[1]
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	0	0	0	0	3	(3)	0	0	0	0	0	0	0	0	0
Securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading assets	4,503	1,818	(2,057)	5,563	(5,184)	967	(1,076)	83	(847)	0	(9)	0	0	67	3,828	(193)
of which debt securities	1,225	1,206	(1,090)	4,622	(4,185)	0	0	(106)	(499)	0	(9)	0	0	47	1,211	215
of which corporates	478	452	(582)	3,933	(3,342)	0	0	(97)	(464)	0	0	0	0	35	413	226
of which RMBS	424	312	(179)	306	(564)	0	0	3	133	0	0	0	0	9	444	4
of which CDO	245	201	(138)	103	(148)	0	0	(5)	(39)	0	(9)	0	0	6	216	(6)
of which derivatives	2,187	406	(824)	0	0	967	(918)	144	(301)	0	0	0	0	0	1,661	(328)
of which interest rate products	624	11	(182)	0	0	89	(66)	(5)	229	0	0	0	0	(29)	671	166
of which equity/index-related products	212	262	(416)	0	0	473	(284)	106	(55)	0	0	0	0	(3)	295	2
of which credit derivatives	264	115	(189)	0	0	65	(142)	31	(19)	0	0	0	0	5	130	1
of which other derivatives	1,034	9	(4)	0	0	330	(317)	4	(537)	0	0	0	0	29	548	(489)
of which other trading assets	896	27	(51)	827	(923)	0	(158)	6	94	0	0	0	0	16	734	(123)
Other investments	3,666	69	(13)	65	(206)	0	0	0	(253)	0	(57)	0	0	42	3,313	(95)
of which other equity investments	2,863	69	0	37	(16)	0	0	0	(190)	0	(65)	0	0	27	2,725	(50)
of which life finance instruments	789	0	0	28	(182)	0	0	0	(63)	0	0	0	0	15	587	(45)
Loans	1,534	566	(470)	16	(45)	63	(667)	39	(46)	0	(6)	0	0	56	1,040	(92)
of which commercial and industrial loans	717	163	(327)	0	(18)	4	(218)	12	(50)	0	(6)	0	0	23	300	(74)
of which financial institutions	465	141	(41)	15	(15)	58	(293)	16	29	0	0	0	0	23	398	9
of which government and public institutions	289	91	(39)	1	0	1	(72)	1	(24)	0	0	0	0	6	254	(25)
Other intangible assets (mortgage servicing rights)	167	187	0	0	0	0	0	0	4	0	0	0	0	1	359	4
Other assets	694	452	(289)	743	(593)	157	(417)	46	(49)	0	3	0	0	26	773	(31)
of which loans held-for-sale	562	379	(232)	724	(591)	157	(415)	15	26	0	0	0	0	23	648	(15)
Total assets at fair value	10,578	3,092	(2,829)	6,387	(6,042)	1,190	(2,163)	168	(1,191)	0	(69)	0	0	192	9,313	(407)
Liabilities (CHF million)
Customer deposits	394	0	0	0	0	0	(18)	0	(49)	0	0	0	(57)	(18)	252	(120)
Obligation to return securities received as collateral	14	0	0	0	(14)	0	0	0	0	0	0	0	0	0	0	0
Trading liabilities	2,809	1,784	(1,381)	33	(106)	844	(2,066)	52	(165)	0	0	0	0	77	1,881	224
of which derivatives	2,542	1,651	(1,353)	0	0	844	(2,066)	51	(98)	0	0	0	0	69	1,640	216
of which equity/index-related products	1,787	615	(1,027)	0	0	476	(520)	(5)	(273)	0	0	0	0	30	1,083	(38)
of which credit derivatives	374	991	(201)	0	0	176	(1,329)	26	172	0	0	0	0	33	242	152
of which other derivatives	298	0	(5)	0	0	143	(174)	3	(79)	0	0	0	0	10	196	(5)
Short-term borrowings	1,032	204	(684)	0	0	785	(815)	(75)	(8)	0	0	0	0	14	453	9
Long-term debt	9,676	3,116	(6,609)	0	0	7,730	(5,575)	(557)	(785)	0	0	(51)	(350)	139	6,734	(422)
of which structured notes over two years	6,318	2,502	(4,930)	0	0	6,589	(4,729)	(418)	(737)	0	0	(49)	(344)	105	4,307	(487)
of which other debt instruments over two years	1,854	0	0	0	0	166	(279)	0	(38)	0	0	0	0	25	1,728	83
Other liabilities	517	126	(305)	22	(89)	110	(136)	82	(90)	(46)	1	0	0	11	203	11
Total liabilities at fair value	14,442	5,230	(8,979)	55	(209)	9,469	(8,610)	(498)	(1,097)	(46)	1	(51)	(407)	223	9,523	(298)
Net assets/(liabilities) at fair value	(3,864)	(2,138)	6,150	6,332	(5,833)	(8,279)	6,447	666	(94)	46	(70)	51	407	(31)	(210)	(109)
1
Changes in unrealized gains/(losses) on total assets at fair value and changes in unrealized (gains)/losses on total liabilities at fair value relating to assets and liabilities held at period end are included in net revenues or accumulated other comprehensive income. As of 2022, changes in net unrealized gains/(losses) of CHF (472) million and CHF (50) million were recorded in trading revenues and other revenues, respectively, and changes in unrealized (gains)/losses of CHF 413 million were recorded in gains/(losses) on liabilities relating to credit risk in accumulated other comprehensive income/(loss).

208 / 209

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Bank employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
The Bank typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Transfers in and out of level 3
Transfers into level 3 assets during 2023 were CHF 3,817 million, primarily from loans held-for-sale, trading assets and loans. The transfers were primarily in Non-core and Legacy (including Investment Bank), due to a limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2023 were CHF 2,027 million, primarily in other investments and trading assets. These transfers were mainly from the equity investment in SIX due to a change in accounting treatment from fair value to the equity method reflecting the increase in the combined stake as a result of the acquisition of Credit Suisse by UBS. Transfers were also from Non-core and Legacy (including Investment Bank), due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 liabilities during 2023 were CHF 3,879 million, primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 4,066 million in 2023 were primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data.
Transfers into level 3 assets during 2022 were CHF 3,092 million, primarily from trading assets, loans and loans held-for-sale. The transfers were primarily in Non-core and Legacy (including Investment Bank) and APAC Financing Bank businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 2022 were CHF 2,829 million, primarily in trading assets, loans and loans held-for-sale. The transfers out of level 3 assets were primarily in Non-core and Legacy (including Investment Bank) due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 liabilities during 2022 were CHF 5,230 million, primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data. Transfers out of level 3 liabilities of CHF 8,979 million in 2022 were primarily from long-term debt and trading liabilities. These transfers were primarily in structured notes over two years and derivatives arising from a change in the observability of pricing data.
Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs
For level 3 assets with a significant unobservable input of mortality rate, price, recovery rate, UK mortality and unadjusted NAV, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of correlation, credit spread, default rate, discount rate, fund gap risk, gap risk, market implied life expectancy (for life settlement and premium finance instruments), mean reversion, prepayment rate and volatility, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input of fund gap risk, market implied life expectancy (for life settlement and premium finance instruments), mortality rate and price would increase the fair value. An increase in the significant unobservable input of correlation, credit spread, discount rate, mean reversion, prepayment rate, recovery rate, UK mortality, unadjusted NAV and volatility would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, an increase or decrease in one significant unobservable input will generally have no impact on the other significant unobservable inputs.
Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

Quantitative information about level 3 assets measured at fair value on a recurring basis
end of 2023	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	2,508
of which debt securities	718
of which corporates	515
of which	82	Discounted cash flow	Credit spread, in bp		35	668	585
of which	5	Market comparable	Price, in %		0	101	13
of which	1	Option model	Correlation, in %		(50)	100	69
			Credit spread, in bp		30	148	0
			Mean reversion, in %		7	25	0
			Price, in %		30	100	38
			Volatility, in %		5	142	40
of which	411	Price	Price, in %		76	126	102
of which RMBS	57	Discounted cash flow	Discount rate, in %		8	19	16
of which derivatives	1,179
of which equity/index-related products	484
of which	356	Option model	Correlation, in %		(50)	100	69
			Mean reversion, in %	[3]	7	25	16
			Volatility, in %		5	142	37
of which	90	Price	Price, in %		95	95	95
of which other derivatives	499	Discounted cash flow	Market implied life expectancy, in years		2	12	6
			UK mortality, in %		75	141	100
of which other trading assets	511
of which	372	Discounted cash flow	Market implied life expectancy, in years		3	12	6
of which	127	Market comparable	Price, in %		0	105	8
of which	11	Option model	Mortality rate, in %		0	70	6
Other investments	1,943
of which other equity investments	1,493
of which	1,065	Market comparable	Price, in actuals		0	100	7
of which	1	Option model	Price, in actuals		98	693	396
of which	417	Price	Price, in actuals		0	9,271	1,050
of which life finance instruments	439	Discounted cash flow	Market implied life expectancy, in years		2	14	6
Loans	880
of which commercial and industrial loans	535
of which	435	Discounted cash flow	Credit spread, in bp		19	444	41
of which	11	Market comparable	Price, in %		76	76	76
of which	90	Price	Price, in %		11	97	58
of which financial institutions	97
of which	33	Discounted cash flow	Credit spread, in bp		159	506	217
of which	62	Price	Price, in %		23	75	43
of which government and public institutions	133
of which	126	Discounted cash flow	Credit spread, in bp		154	1,217	864
of which	6	Price	Price, in %		56	56	56
Other assets	1,845
of which loans held-for-sale	1,712
of which	229	Discounted cash flow	Credit spread, in bp		315	380	316
			Recovery rate, in %		65	65	65
of which	1,314	Market comparable	Price, in %		0	120	70
of which	144	Price	Price, in %		0	91	85
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.

Quantitative information about level 3 assets measured at fair value on a recurring basis (continued)
end of 2022	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading assets	3,828
of which debt securities	1,211
of which corporates	413
of which	118	Discounted cash flow	Credit spread, in bp		10	7,589	620
			Price, in %		0	101	53
of which	75	Market comparable	Price, in %		0	101	51
			Price, in actuals		1	218	29
of which	216	Price	Price, in %		30	126	87
			Price, in actuals		0	11,640	2,203
of which RMBS	444	Discounted cash flow	Discount rate, in %		3	33	12
of which derivatives	1,661
of which interest rate products	671
of which	1	Discounted cash flow	Volatility, in %		95	110	103
of which	662	Option model	Contingent probability, in %		95	95	95
			Mean reversion, in %	[2]	25	25	25
			Prepayment rate, in %		14	19	17
			Volatility, in %		(3)	1	(1)
of which other derivatives	548	Discounted cash flow	Market implied life expectancy, in years		2	13	6
			UK mortality, in %		74	139	99
of which other trading assets	734
of which	458	Discounted cash flow	Market implied life expectancy, in years		3	13	6
			Tax swap rate, in %		30	30	30
of which	251	Market comparable	Price, in %		0	109	27
of which	25	Option model	Mortality rate, in %		0	70	6
Other investments	3,313
of which other equity investments	2,725
of which	2,443	Market comparable	Price, in actuals		0	275	109
of which	174	Price	Price, in actuals		1	15	13
of which	46	Discounted cash flow	Discount rate, in %		8	8	8
of which life finance instruments	587	Discounted cash flow	Market implied life expectancy, in years		2	15	6
Loans	1,040
of which commercial and industrial loans	300
of which	124	Discounted cash flow	Credit spread, in bp		280	2,596	756
of which	22	Market comparable	Price, in %		74	74	74
of which	153	Price	Price, in %		6	100	53
of which financial institutions	398
of which	282	Discounted cash flow	Credit spread, in bp		242	1,278	497
of which	115	Price	Price, in %		22	72	66
of which government and public institutions	254
of which	158	Discounted cash flow	Credit spread, in bp		534	1,339	680
of which	96	Price	Price, in %		35	42	36
Other assets	773
of which loans held-for-sale	648
of which	258	Discounted cash flow	Credit spread, in bp		299	594	368
			Recovery rate, in %		55	55	55
of which	363	Market comparable	Price, in %		0	145	78
of which	14	Price	Price, in %		0	79	59
1 Weighted average is calculated based on the fair value of the instruments.
2 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis
end of 2023	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	1,202
of which derivatives	856
of which equity/index-related products	362
of which	338	Option model	Correlation, in %		(50)	100	69
			Volatility, in %		5	142	37
of which	22	Price	Price, in actuals		0	119	17
of which credit derivatives	196
of which	87	Discounted cash flow	Credit spread, in bp		3	2,002	309
			Discount rate, in %		10	10	10
			Recovery rate, in %		14	100	77
of which	106	Price	Price, in %		100	403	106
of which other derivatives	202	Discounted cash flow	Market implied life expectancy, in years		2	12	5
			UK mortality, in %		75	102	97
of which other trading liabilities	341	Option model	Mortality rate, in %		0	70	6
Short-term borrowings	71
of which	48	Option model	Correlation, in %		(50)	100	69
			Volatility, in %		5	142	40
of which	2	Price	Price, in %		11	11	11
Long-term debt	4,971
of which structured notes over two years	3,489
of which	425	Discounted cash flow	Credit spread, in bp		3	255	79
of which	3,062	Option model	Correlation, in %		(50)	100	69
			Credit spread, in bp		30	148	132
			Mean reversion, in %	[4]	7	25	16
			Unadjusted NAV, in actuals		16	12,069	218
			Volatility, in %		0	142	37
of which other debt instruments over two years	1,288
of which	281	Option model	Credit spread, in bp		34	2,159	313
of which	1,007	Price	Price, in actuals		7	7	7
1 Weighted average is calculated based on the fair value of the instruments.
2 Estimate of probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
3 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Quantitative information about level 3 liabilities measured at fair value on a recurring basis (continued)
end of 2022	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Trading liabilities	1,881
of which derivatives	1,640
of which equity/index-related products	1,083
of which	1,040	Option model	Correlation, in %		(50)	100	71
			Dividend yield, in %		0	13	5
			Fund gap risk, in %	[2]	0	2	0
			Volatility, in %		5	148	29
of which	31	Price	Price, in actuals		0	1,197	34
of which credit derivatives	242
of which	162	Discounted cash flow	Credit spread, in bp		3	2,149	341
			Discount rate, in %		6	17	11
			Recovery rate, in %		10	100	69
of which	9	Market comparable	Price, in %		71	101	86
of which	10	Option model	Credit spread, in bp		47	1,528	194
of which	3	Price	Price, in %		74	102	101
of which other derivatives	196	Discounted cash flow	Market implied life expectancy, in years		2	18	6
			UK mortality, in %		74	103	97
Short-term borrowings	453
of which	8	Discounted cash flow	Credit spread, in bp		142	276	267
of which	338	Option model	Correlation, in %		(50)	100	75
			Buyback probability, in %	[3]	50	100	76
			Volatility, in %		5	148	27
of which	94	Price	Price, in %		20	20	20
			Price, in actuals		1,296	1,296	1,296
Long-term debt	6,734
of which structured notes over two years	4,307
of which	508	Discounted cash flow	Credit spread, in bp		10	430	142
of which	3,793	Option model	Buyback probability, in %	[3]	50	100	76
			Correlation, in %		(50)	100	75
			Credit spread, in bp		27	358	326
			Fund gap risk, in %	[2]	0	2	0
			Mean reversion, in %	[4]	25	25	25
			Unadjusted NAV, in actuals		389	416	412
			Volatility, in %		0	148	27
of which	6	Price	Price, in %		17	17	17
of which other debt instruments over two years	1,728
of which	358	Option model	Buyback probability, in %	[3]	50	100	76
			Credit spread, in bp		50	770	317
			Price, in actuals		8	8	8
of which	1,370	Price	Price, in actuals		8	8	8
1 Weighted average is calculated based on the fair value of the instruments.
2 Risk of unexpected large declines in the underlying values occurring between collateral settlement dates.
3 Estimate of probability of structured notes being put back to the Bank at the option of the investor over the remaining life of the financial instruments.
4 Management's best estimate of the speed at which interest rates will revert to the long-term average.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above results in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity swap (CMS) products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
Buyback probability
Buyback probability is the probability assigned to structured notes being unwound prior to their legal maturity.
CDS scale
CDS scale is a valuation parameter which scales the referenced credit curve (base currency) to reflect a new credit curve representing the currency of the trade.
Contingent probability
Contingent probability is the primary significant unobservable input for contingent foreign exchange forward trades, where the delivery or exercise and the premium payment are contingent on an event such as the completion of an M&A deal or the regulatory approval for a product.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation) and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
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
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions that are more subordinated or with less valuable collateral will have lower recovery rates.
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high-performing or government-guaranteed collateral with a low PD or a guaranteed timely payment of principal and interest, while the higher end of the range relates to collateral with a greater risk of default.
Discount rate
Discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument, including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments with similar terms and expected cash flows may have significantly different discount rates, because the coupons on the instruments are different.
Dividend yield
An equity forward price is a material component for measuring the fair value of a contract using forward, swap or option pricing models. The forward is generally constructed from expected future dividend payments and their timing, as well as the relevant funding rate for the given asset. Dividend yields are generally quoted as annualized percentages.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals that are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures, because it is normalized for differences between the accounting policies of similar companies.
Funding gap risk and gap risk
Gap risk is a significant unobservable input for structures that exhibit market risk to jumps in a reference asset, generally related to certain financing or principal protection trade features.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.

Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors, including the age and specific health characteristics of the insured.
Market price of risk
Market price of risk (MPR) is a significant unobservable input for synthetic credit products where the trades are valued using the rating-based historical default probabilities. MPR is an exponent applied to the historic default probabilities in order to bring the initial swap valuation to zero.
Mean reversion
Mean reversion is the primary significant unobservable input for callable CMS spread exotics and represents the idea that prices and returns eventually move back toward the historical average.
Mortality rate
Mortality rate is the primary significant unobservable input for pension swaps. The expected present value of the future cash flow of the trades depends on the mortality of individuals in the pension fund who are grouped into categories such as gender, age, pension amount and other factors. In some cases, mortality rates include a “scaler” (also referred to as a loading or multiplier), which aligns mortality projections with historical experience and calibrates to an exit level.
Pre-IPO intrinsic option
Pre-initial public offering (IPO) intrinsic option represents the share price of a company in advance of its listing on a public exchange. It is typically a discounted price from the IPO price.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes), while adjustments are considered for differences in deal terms and performance.
Settlement lag extension
For synthetic ABS CDO single tranche trades, settlement lag extension is an unobservable input that represents the delay that may occur between the protection buyer calling a credit event and physically receiving the settlement cash from the swap counterparty.
Tax swap rate
The tax swap rate parameter is the interest rate applicable to tax refunds from the Italian tax office, determined annually by the Italian tax authorities and payable to the claimant when a refund is made.
Terminal growth rate
The terminal growth rate is the rate at which free cash flows are expected to grow in perpetuity as part of an overall firm valuation process. The terminal growth rate typically parallels the historical inflation rate (2-3%) and is applied to the discounted cash flow model to represent mature stage company valuation.
UK mortality
UK mortality is fair valued using day-one mortality improvements, mortality base tables and mortality floors, calibrated to the reinsurance exit present value by a set of multipliers. UK mortality is updated annually, based on changes to the “multipliers”, calibrated to the actual versus expected pensioner maturities observed for the respective pension scheme.
Unadjusted NAV
NAV values are used to price fund units and as an input into fund derivatives. They are considered unobservable when based on NAV statements or estimates received directly from the fund, as opposed to published on a broad market platform, or with a lag to the reporting date.
Volatility and volatility skew
Volatility and its skew are both impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility may vary significantly between different underlying currencies and expiration dates on the options. Similarly, in the case of equity derivatives, the volatility attributed to a structure may vary depending upon the underlying reference name on the derivative.

Investment funds measured at net asset value per share
Investments in funds held in trading assets and trading liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to the illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if the redemption takes place within a certain time period from the initial investment.
Investments in funds held in other investments principally involve private equity securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the board of directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.
Fair value, unfunded commitments and term of redemption conditions of investment funds measured at NAV per share
	2023						2022
end of	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value of investment funds and unfunded commitments (CHF million)
Funds held in trading assets and trading liabilities	80		95		175	0	128		415		543	14
Private equity funds	88		0		88	52	58		0		58	48
Hedge funds	13		0		13	1	13		1		14	1
Equity method investment funds	299		11		310	82	315		13		328	114
Funds held in other investments	400		11		411	135	386		14		400	163
Total fair value of investment funds and unfunded commitments	480	[1]	106	[2]	586	135	514	[3]	429	[4]	943	177
1 CHF 290 million of the underlying assets had known liquidation periods and for CHF 190 million, the timing of liquidation was unknown.
2 CHF 63 million was redeemable on demand with a notice period of primarily less than 30 days.
3 CHF 276 million of the underlying assets had known liquidation periods and for CHF 238 million, the timing of liquidation was unknown.
4 CHF 234 million was redeemable on demand with a notice period of primarily less than 30 days.

Assets and liabilities measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances. Nonrecurring measurements reported are as of the end of the period, unless otherwise stated. The market value for loans held-for-sale and commitments held-for-sale is determined by benchmarking to comparable instruments.
The following table provides the fair value and the fair value hierarchy of all assets and liabilities that were held as of December 31, 2023 and 2022, for which a nonrecurring fair value measurement was recorded.
Assets and liabilities measured at fair value on a nonrecurring basis
end of 2023	Level 1	Level 2	Level 3	Total
Assets (CHF million)
Other investments	0	0	1,206	1,206
of which equity method investments	0	0	1,200	1,200
Net loans	0	0	13	13
Other assets	0	728	8,903	9,631
of which loans held-for-sale	0	728	8,189	8,917
Total assets recorded at fair value on a nonrecurring basis	0	728	10,122	10,850
Liabilities (CHF million)
Other liabilities	0	203	529	732
of which commitments held-for-sale	0	203	529	732
Total liabilities recorded at fair value on a nonrecurring basis	0	203	529	732

end of 2022
Assets (CHF million)
Other investments	0	259	106	365
of which equity method investments	0	0	78	78
of which equity securities (without a readily determinable fair value)	0	259	28	287
Net loans	0	14	1	15
Other assets	0	39	44	83
of which loans held-for-sale	0	39	32	71
of which real estate held-for-sale	0	0	12	12
Total assets recorded at fair value on a nonrecurring basis	0	312	151	463
Liabilities (CHF million)
Other liabilities	0	2	21	23
of which commitments held-for-sale	0	2	21	23
Total liabilities recorded at fair value on a nonrecurring basis	0	2	21	23

The following table provides the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument that were held as of December 31, 2023 and 2022, for which a nonrecurring fair value measurement was recorded.
Quantitative information about level 3 assets and liabilities measured at fair value on a nonrecurring basis
end of 2023	Fair value	Valuation technique	Unobservable input	Minimum value	Maximum value	Weighted average	[1]
Assets (CHF million, except where indicated)
Other investments	1,206
of which equity method investments	1,200
of which	1,062	Market comparable	Price, in actuals	1	2,095	138
of which	138	Discounted cash flow	Discount rate, in %	8	10	8
Other assets	8,903
of which loans held-for-sale	8,189
of which	6,966	Market comparable	Price, in actuals	82	8,988	84
of which	673	Discounted cash flow	Credit spread, in bp	6	2,471	614
of which	480	Market comparable	Price, in %	0	98	93
of which	71	Discounted cash flow	Discount rate, in %	9	10	9
Liabilities (CHF million, except where indicated)
Other liabilities	529
of which commitments held-for-sale	529
of which	527	Market comparable	Price, in %	0	100	83
of which	2	Discounted cash flow	Credit spread, in bp	226	549	236

end of 2022
Assets (CHF million, except where indicated)
Other investments	106
of which equity method investments	78	Discounted cash flow	Discount rate, in %	8	18	15
of which equity securities (without a readily determinable fair value)	28
of which	13	Discounted cash flow	Discount rate, in %	12	16	14
of which	13	Market comparable	Price, in actuals	3	6,181	1,310
Other assets	44
of which loans held-for-sale	32	Market comparable	Price, in %	90	90	90
of which real estate held-for-sale	12	Market comparable	Price, in actuals	0	144	55
Liabilities (CHF million, except where indicated)
Other liabilities	21
of which commitments held-for-sale	21	Market comparable	Price, in %	87	96	90
1 Weighted average is calculated based on the fair value of the instruments.
Fair value option
The Bank has availed itself of the simplification in accounting offered under the fair value option. This has generally been accomplished by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. For instruments for which hedge accounting could not be achieved but for which the Bank is economically hedged, the Bank has generally elected the fair value option. Where the Bank manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Bank has generally utilized the fair value option to align its financial accounting to its risk management reporting.
The Bank elected the fair value option for certain of its financial statement captions as follows:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
The Bank has elected to account for structured resale agreements and most matched book resale agreements at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes. The Bank did not elect the fair value option for firm financing resale agreements, as these agreements are generally overnight agreements which approximate fair value, but are not managed on a fair value basis.

Other investments
The Bank has elected to account for certain equity method investments at fair value. These activities are managed on a fair value basis; thus, fair value accounting is deemed more appropriate for reporting purposes.
Loans
The Bank has elected to account for substantially all commercial loans and loan commitments from the investment banking businesses and certain emerging market loans from the investment banking businesses at fair value. These activities are managed on a fair value basis, and fair value accounting was deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that existed due to the economic hedging the Bank employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and some bridge loans, which were eligible for the fair value option, were not elected due to the lack of currently available infrastructure in order to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Bank elected not to account for loans granted by its private, corporate and institutional banking businesses at fair value, such as domestic consumer lending, mortgages and corporate loans, as these loans are not managed on a fair value basis.
Other assets
The Bank elected the fair value option for certain loans held-for-sale, due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations, which do not meet the criteria for sale treatment under US GAAP. The Bank elected the fair value option for these types of transactions.
Due to banks and customer deposits
The Bank elected the fair value option for certain time deposits associated with its emerging markets activities. The Bank’s customer deposits include fund-linked deposits. The Bank elected the fair value option for these fund-linked deposits. Fund-linked products are managed on a fair value basis, and fair value accounting was deemed more appropriate for reporting purposes.
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions
The Bank has elected to account for structured repurchase agreements and most matched book repurchase agreements at fair value. These activities are managed on a fair value basis, and fair value accounting was deemed more appropriate for reporting purposes. The Bank did not elect the fair value option for firm financing repurchase agreements, as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.
Short-term borrowings
The Bank’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Bank elected the fair value option for some of these instruments as of January 1, 2006, in accordance with the provisions of US GAAP. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value. Some hybrid debt instruments do not result in bifurcatable debt instruments. US GAAP permits the Bank to elect fair value accounting for non-bifurcatable hybrid debt instruments. With the exception of certain bifurcatable hybrid debt instruments which the Bank did not elect to account for at fair value, the Bank has elected to account for all hybrid debt instruments held as of January 1, 2007, and hybrid debt instruments originated after January 1, 2007, at fair value. These activities are managed on a fair value basis, and fair value accounting was deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Bank’s private, corporate and institutional banking businesses, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis, and fair value accounting was not considered appropriate. The second is where the instruments were or will be maturing in the near term, and their fair value will be realized at that time.
Long-term debt
The Bank’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in short-term borrowings. The Bank’s long-term debt also includes debt issuances managed by the Treasury department that do not contain derivative features (vanilla debt). The Bank actively manages the interest rate risk on these instruments with derivatives. In particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Bank elected to fair value fixed-rate debt upon implementation of the fair value option on January 1, 2007, with changes in fair value recognized as a component of trading revenues. The Bank did not elect to apply the fair value option to fixed-rate debt issued by the Bank since January 1, 2008, but instead applies hedge accounting.
Other liabilities
Other liabilities include liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The Bank elected the fair value option for these types of transactions.

Difference between the aggregate fair value and unpaid principal balances of fair value option-elected financial instruments
	2023			2022
end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,237	26,045	192	40,793	40,665	128
Loans	2,458	3,097	(639)	7,358	8,241	(883)
Other assets [1]	3,490	5,132	(1,642)	8,544	10,937	(2,393)
Due to banks and customer deposits	(331)	(371)	40	(458)	(562)	104
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(356)	(357)	1	(14,133)	(14,024)	(109)
Short-term borrowings	(4,012)	(3,988)	(24)	(6,783)	(6,892)	109
Long-term debt [2]	(32,874)	(36,723)	3,849	(57,919)	(71,891)	13,972
Other liabilities	(218)	(334)	116	(888)	(1,043)	155

Non-accrual loans [3,4]	511	1,352	(841)	733	2,213	(1,480)
1 Primarily loans held-for-sale.
2
Long-term debt includes both principal-protected and non-principal protected instruments. For non-principal-protected instruments, the original notional amount has been reported in the aggregate unpaid principal.

3 Generally, a loan is deemed non-accrual when the contractual payments of principal and/or interest are more than 90 days past due.
4 Included in loans or other assets.
Gains and losses on financial instruments
	2023		2022		2021
in	Net gains/ (losses)		Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,718	[1]	1,450	[1]	638	[1]
Other investments	(199)	[2]	(51)	[3]	304	[3]
of which related to credit risk	0		(3)		2
Loans	308	[1]	163	[1]	443	[1]
of which related to credit risk	89		(239)		(13)
Other assets	37	[1]	246	[1]	519	[1]
of which related to credit risk	(312)		(202)		133
Due to banks and customer deposits	(71)	[2]	(44)	[2]	(22)	[3]
of which related to credit risk	(3)		(1)		0
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(151)	[1]	(156)	[1]	(43)	[1]
Short-term borrowings	(495)	[2]	1,916	[2]	98	[2]
of which related to credit risk	2		1		2
Long-term debt	9,414	[3]	6,767	[2]	(2,644)	[2]
of which related to credit risk	4		3		0
Other liabilities	(88)	[2]	54	[2]	171	[2]
of which related to credit risk	(207)		(164)		71
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.

The impact of credit risk on assets presented in the table above has been calculated as the component of the total change in fair value, excluding the impact of changes in base or risk-free interest rates. The impact of changes in own credit risk on liabilities presented in the table above has been calculated as the difference between the fair values of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in the Bank’s own credit spreads from the transition date to the reporting date.
Interest income and expense, which are calculated based on contractual rates specified in the transactions, are recorded in the consolidated statements of operations depending on the nature of the instrument and its related market convention. When interest is included as a component of the change in the instrument’s fair value, it is included in trading revenues. Otherwise, it is included in interest and dividend income or interest expense. Interest and dividend income is recognized separately from trading revenues.
Gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities
The following table provides additional information regarding the gains and losses attributable to changes in instrument-specific credit risk on fair value option elected liabilities, which have been recorded in AOCI. The table includes both the amount of change during the period and the cumulative amount that were attributable to the changes in instrument-specific credit risk. In addition, the table includes the gains and losses related to instrument-specific credit risk, which were previously recorded in AOCI but have been transferred to net income during the period.
Gains/(losses) attributable to changes in instrument-specific credit risk
	Gains/(losses) recorded into AOCI			[1]	Gains/(losses) recorded in AOCI transferred to net income		[1]
in	2023	Cumulative	2022		2023	2022
Financial instruments (CHF million)
Customer deposits	(32)	(31)	57		0	0
Short-term borrowings	(21)	(47)	19		1	0
Long-term debt	3,753	(750)	6,787		(9,162)	(31)
of which treasury debt over two years	6,406	3	3,522		(9,025)	0
of which structured notes over two years	(2,094)	(672)	2,667		(137)	(31)
Total	3,700	(828)	6,863		(9,161)	(31)
1 Amounts are reflected gross of tax.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments, which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2		Level 3		Total
2023 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	20,977	0	20,977		0		20,977
Investment securities	1,416	1,246	161		0		1,407
Loans [1]	210,132	0	66,697		140,132		206,829
Other financial assets [2]	148,197	125,252	12,571		10,433		148,256
Financial liabilities
Due to banks and customer deposits	208,624	108,417	100,146		0		208,563
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	598	0	598		0		598
Short-term borrowings	43,625	0	43,625		0		43,625
Long-term debt	95,610	0	94,343		3,092		97,435
Other financial liabilities [3]	7,470	0	7,269		206		7,475
2022 (CHF million)
Financial assets
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	18,005	0	18,005		0		18,005
Investment securities	921	911	0		0		911
Loans	256,825	0	107,101	[4]	146,677	[4]	253,778
Other financial assets [2]	91,451	68,104	20,246		2,922		91,272
Financial liabilities
Due to banks and customer deposits	243,506	149,696	93,714		0		243,410
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,238	0	6,238		0		6,238
Short-term borrowings	7,705	0	7,703		0		7,703
Long-term debt	92,742	0	73,596		13,366		86,962
Other financial liabilities [3]	8,551	0	7,984		523		8,507
1 As a result of the acquisition, Credit Suisse has applied a change in estimate to align the discount rate for the fair value determination of the Swiss accrual loan book to that of UBS.
2
Primarily includes cash and due from banks, interest-bearing deposits with banks, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

3 Primarily includes cash collateral on derivative instruments and interest and fees payable.
4 Credit Suisse has aligned the fair value levelling of the Swiss accrual loan book to that of UBS, resulting in a reclassification of CHF 133.9 billion from level 2 to level 3.

35 Assets pledged and collateral
Assets pledged
The Bank pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	2023		2022
CHF million
Total assets pledged or assigned as collateral	105,835	[1]	63,111
of which encumbered	8,430		25,445
1 Includes Swiss mortgages pledged to SNB in connection with the Emergency Liquidity Assistance (ELA) facility.
Collateral
The Bank receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A significant portion of the collateral and securities received by the Bank was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	2023	2022
CHF million
Fair value of collateral received with the right to sell or repledge	74,354	150,198
of which sold or repledged	23,374	75,819
Other information
end of	2023	2022
CHF million
Swiss National Bank required minimum liquidity reserves	2,041	2,258
Other restricted cash, securities and receivables [1]	424	812
1
Includes cash, securities and receivables recorded on the Bank’s consolidated balance sheets and restricted under Swiss or foreign regulations for financial institutions; excludes restricted cash, securities and receivables held on behalf of clients which are not recorded on the Bank’s consolidated balance sheet.

36 Capital adequacy
The Bank is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically relevant banks (SRBs), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. The legislation implementing the Basel framework in Switzerland in respect of capital requirements for SRBs, including Credit Suisse, goes beyond the Basel minimum standards for SRBs. The Bank, which is subject to regulation by FINMA, has based its capital adequacy calculations on US GAAP financial statements, as permitted by FINMA Circular 2013/1.
Under the Capital Adequacy Ordinance (CAO), Swiss banks classified as SRBs internationally, such as Credit Suisse, are subject to two different minimum requirements for loss-absorbing capacity: such banks must hold sufficient capital that absorbs losses to ensure continuity of service (going concern requirement) and they must issue sufficient debt instruments to fund an orderly resolution without recourse to public resources (gone concern requirement).
Going concern capital and gone concern capital together form the Bank’s total loss-absorbing capacity (TLAC). TLAC encompasses regulatory capital, such as common equity tier 1 (CET1), loss-absorbing additional tier 1 and tier 2 capital instruments, and liabilities that can be written down or converted into equity in case of resolution or for the purpose of restructuring measures. Under the CAO’s grandfathering provisions, additional tier 1 capital instruments with a low trigger qualify as going concern capital until their first call date.
There are FINMA decrees that apply to Credit Suisse as an SRB operating internationally, including capital adequacy requirements as well as liquidity and risk diversification requirements.
Banks that do not maintain the minimum requirements may be limited in their ability to pay dividends and make discretionary bonus payments and other earnings distributions.
The Bank’s balance sheet positions and off-balance sheet exposures translate into risk-weighted assets, which are categorized as credit, market and operational risk-weighted assets.
Leverage exposure consists of period-end balance sheet assets and prescribed regulatory adjustments, such as derivative financial instruments, securities financing transactions and off-balance sheet exposures.
As of December 31, 2023 and 2022, the Bank’s capital position exceeded its capital requirements under the regulatory provisions outlined under Swiss requirements.

Broker-dealer operations
Certain of the Bank’s broker-dealer subsidiaries are also subject to capital adequacy requirements. As of December 31, 2023 and 2022, the Bank and its subsidiaries complied with all applicable regulatory capital adequacy requirements.
Dividend restrictions
Certain of the Bank’s subsidiaries are subject to legal restrictions governing the amount of dividends they can pay (for example, pursuant to corporate law as defined by the Swiss Code of Obligations).
Under the Swiss Code of Obligations, dividends may be paid out only if and to the extent the corporation has distributable profits or distributable reserves. For operating companies, legal reserves may be distributed if they exceed, after deduction of any accumulated losses, treasury shares and reserves for own shares held by subsidiaries, 50% of the share capital registered in the commercial register. Furthermore, dividends may be paid out only after shareholder approval.
As of December 31, 2023 and 2022, Credit Suisse AG was not subject to restrictions on its ability to pay the proposed dividends.
Swiss metrics
end of	2023	2022
Swiss capital (CHF million)
Swiss CET1 capital	38,187	40,987
Going concern capital	38,646	54,843
Gone concern capital	38,284	42,930
Total loss-absorbing capacity (TLAC)	76,930	97,773
Swiss risk-weighted assets and leverage exposure (CHF million)
Swiss risk-weighted assets	181,690	249,953
Leverage exposure	524,968	653,551
Swiss capital ratios (%)
Swiss CET1 ratio	21.0	16.4
Going concern capital ratio	21.3	21.9
Gone concern capital ratio	21.1	17.2
TLAC ratio	42.3	39.1
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	7.3	6.3
Going concern leverage ratio	7.4	8.4
Gone concern leverage ratio	7.3	6.6
TLAC leverage ratio	14.7	15.0
Swiss capital ratio requirements (%)
Swiss CET1 ratio requirement	10.0	9.28
Going concern capital ratio requirement [1]	14.3	13.58
Gone concern capital ratio requirement	10.725	13.58
TLAC ratio requirement	25.025	27.16
Swiss leverage ratio requirements (%)
Swiss CET1 leverage ratio requirement	3.5	3.25
Going concern leverage ratio requirement [1]	5.0	4.75
Gone concern leverage ratio requirement	3.75	4.75
TLAC leverage ratio requirement	8.75	9.5
1
The total requirements excluded the FINMA Pillar 2 capital add-on of CHF 1,445 million and CHF 1,850 million as of December 31, 2023 and 2022, respectively, relating to the supply chain finance funds matter and the effects of countercyclical buffers.

37 Assets under management
The following disclosure provides information regarding client assets, assets under management and net new assets as regulated by FINMA.
Assets under management
Assets under management include assets for which the Bank provides investment advisory or discretionary asset management services, investment fund assets and assets invested in other investment fund-like pooled investment vehicles managed by the Bank. The classification of assets under management is conditional upon the nature of the services provided by the Bank and the clients’ intentions. Assets are individually assessed on the basis of each client’s intentions and objectives and the nature of the banking services provided to that client. In order to be classified as assets under management, the Bank must currently or in the foreseeable future expect to provide a service where the involvement of the Bank’s banking or investment expertise (e.g. as asset manager or investment advisor) is not purely executional or custodial in nature.
Assets under custody are client assets held mainly for execution-related or safekeeping/custody purposes only and therefore are not considered assets under management since the Bank does not generally provide asset allocation or financial advice.
Assets of corporate clients and public institutions that are used primarily for cash management or transaction executional purposes for which no investment advice is provided are classified as commercial assets or assets under custody and therefore do not qualify as assets under management.

For the purpose of classifying assets under management, clients with multiple accounts are assessed from an overall relationship perspective. Accounts that are clearly separate from the remainder of the client relationship and represent assets held for custody purposes only are not included as assets under management.
The initial classification of the assets may not be permanent as the nature of the client relationship is reassessed on an on-going basis. If changes in client intent or activity warrant reclassification between client asset categories, the required reclassification adjustments are made immediately when the change in intent or activity occurs. Reclassifications between assets under management and assets held for transaction-related or custodial purposes result in corresponding net asset inflows or outflows.
A portion of the Bank’s assets under management results from double counting. Double counting arises when assets under management are subject to more than one level of asset management services. Each separate advisory or discretionary service provides additional benefits to the client and represents additional income for the Bank. Specifically, double counting primarily results from the investment of assets under management in collective investment instruments managed by the Bank. The extent of double counting is disclosed in the following table.
Assets under management
end of	2023	2022
CHF billion
Assets in collective investment instruments managed by Credit Suisse	175.1	194.6
Assets with discretionary mandates	215.2	244.1
Other assets under management	785.6	852.8
Assets under management (including double counting)	1,175.9	1,291.5
of which double counting	23.8	31.9
Changes in assets under management
	2023	2022
Assets under management (CHF billion)
Balance at beginning of period [1]	1,291.5	1,611.0
Net new assets/(net asset outflows)	(106.7)	(122.5)
Market movements, interest, dividends and foreign exchange	17.7	(169.9)
of which market movements, interest and dividends [2]	69.8	(165.9)
of which foreign exchange	(52.1)	(4.0)
Other effects	(26.6)	(27.1)
Balance at end of period	1,175.9	1,291.5
1 Including double counting.
2 Net of commissions and other expenses and net of interest expenses charged.
Net new assets
Net new assets measure the degree of success in acquiring assets under management or changes in assets under management through warranted reclassifications. The calculation is based on the direct method, taking into account individual cash payments, security deliveries and cash flows resulting from loan increases or repayments.
Interest and dividend income credited to clients and commissions, interest and fees charged for banking services as well as changes in assets under management due to currency and market volatility are not taken into account when calculating net new assets, as such charges or market movements are not directly related to the Bank’s success in acquiring assets under management. Similarly other effects mainly relate to asset inflows and outflows due to acquisition or divestiture, exit from businesses or markets or exits due to new regulatory requirements and are not taken into account when calculating net new assets. The Bank reviews relevant policies regarding client assets on a regular basis.
Divisional allocation
Assets under management and net new assets for Wealth Management and Swiss Bank are allocated based on the management areas (business areas) that effectively manage the assets. The distribution of net new assets resulting from internal referral arrangements is governed under the net new asset referral framework, which includes preset percentages for the allocation of net new assets to the businesses.
The allocation of assets under management and net new assets for Asset Management reflects the location where the investment vehicles are managed and where the costs of managing the funds are incurred.

38 Litigation
The Bank is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses, including those disclosed below. Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Bank accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. There are also situations where the Bank may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Bank believes it should be exonerated. The Bank reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described below include (a) proceedings where the Bank has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Bank has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters below includes a statement that the Bank has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Bank has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Bank has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Bank is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Bank’s management of the matter. The future outflow of funds in respect of any matter for which the Bank has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Bank’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Bank’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Bank’s defenses, its experience in similar matters, its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings, as well as changes in the Bank’s strategy for resolving the matter as a result of ongoing assessment. Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Bank seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Bank’s reasonably possible losses. For certain of the proceedings discussed below the Bank has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The following table presents a roll forward of the Bank’s aggregate litigation provisions. Until the second quarter of 2023, the Bank accrued litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it had not accrued a loss contingency provision, and took a charge to income in connection therewith when such fees and expenses were probable and reasonably estimable. In the third quarter of 2023, the Bank’s policy was aligned to UBS’s policy, which states that estimated costs for external legal advisors and other experts for future services are not included in the litigation provision. Such costs must be expensed as incurred.
Litigation provisions
	2023
CHF million
Balance at beginning of period	1,125
Increase in litigation accruals	1,492
Decrease in litigation accruals	(142)
Decrease for settlements and other cash payments	(751)
Reclassifications	(80)	[1]
Foreign exchange translation	(134)
Balance at end of period	1,510
1 Reclassifications of litigation fees due to an alignment to UBS policies.
The Bank’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Bank does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. Taking into account the factors discussed in the paragraphs above, the Bank has estimated the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed below for which the Bank believes an estimate is possible is zero to CHF 3.2 billion.

After taking into account its litigation provisions, the Bank believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Bank’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Bank of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
Government and regulatory related matters
DOJ RMBS settlement
In January 2017, Credit Suisse Securities (USA) LLC (CSS LLC) and its current and former US subsidiaries and US affiliates reached a settlement with the US Department of Justice (DOJ) related to its legacy Residential Mortgage-Backed Securities (RMBS) business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities’ packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the Credit Suisse entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. Credit Suisse continues to evaluate its approach toward satisfying its remaining consumer relief obligations, and Credit Suisse currently anticipates that it will take much longer than the five-year period provided in the settlement to satisfy in full its obligations in respect of these consumer relief measures, subject to risk appetite and market conditions. Credit Suisse expects to incur costs in relation to satisfying those obligations. The amount of consumer relief Credit Suisse must provide also increases after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.
Civil litigation
Repurchase litigations
CSS LLC and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include repurchase actions by RMBS trusts and/or trustees, in which plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than USD 374 million in an amended complaint filed in August 2019; in January 2020, DLJ filed a motion to dismiss, which the court granted in part and denied in part in December 2023, dismissing with prejudice all notice-based claims; in February 2024, the parties filed notices of appeal; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than USD 436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than USD 420 million; in December 2018, the court denied DLJ’s motion for partial summary judgment in this action, which was affirmed on appeal; in March 2022, the New York State Court of Appeals reversed the decision and ordered that DLJ’s motion for partial summary judgment be granted; a non-jury trial in the action was held between January and February 2023, and a decision is pending; (iv) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than USD 495 million; and (v) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are at various procedural stages.
DLJ was also a defendant in one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleged damages of not less than USD 206 million. In March 2022, DLJ and the plaintiff executed an agreement to settle this action. In November 2023, the Minnesota state court approved the settlement through a trust instruction proceeding brought by the trustee of the plaintiff trust. The New York state court dismissed the underlying action with prejudice in January 2024.
DLJ and its affiliate, Select Portfolio Servicing, Inc. (SPS), were defendants in two consolidated actions in New York state court: one action brought by Home Equity Mortgage Trust Series 2006-1, Home Equity Mortgage Trust Series 2006-3 and Home Equity Mortgage Trust Series 2006-4, in which plaintiffs allege damages of not less than USD 730 million; and one action brought by Home Equity Mortgage Trust Series 2006-5, in which plaintiff alleges damages of not less than USD 500 million. In April 2021, DLJ, SPS and the plaintiffs executed an agreement to settle both actions for the aggregate amount of USD 500 million, for which Credit Suisse was fully reserved. In May 2023, the Minnesota state court approved the settlement through a trust instruction proceeding brought by the trustee of the plaintiff trusts. The New York state court dismissed the underlying actions with prejudice in July 2023.
Loreley
In November 2018, Loreley Financing (Jersey) No. 30 Limited (L30) filed a claim in the English High Court against Credit Suisse AG and certain affiliates seeking USD 100 million in damages, plus interest and costs, on the basis of a number of causes of action, including fraudulent misrepresentation. The claim concerns losses allegedly suffered by L30 relating to its purchase of certain notes in July 2007 issued in Ireland by Magnolia Finance II plc and linked to the credit of a reference portfolio of

RMBS. Following service of the claim in the first quarter of 2020, Credit Suisse filed its defense in June 2020. L30 served further amended versions of its claim in January and October 2022. Credit Suisse filed its amended defense in November 2022. Trial concluded in June 2023. In November 2023, judgment was issued in favor of Credit Suisse, dismissing all claims brought by L30. In January 2024, L30 sought permission to appeal the judgment from the Court of Appeal.
Bank loan litigation
CSS LLC and certain of its affiliates are the subject of two litigations brought by entities related to Highland Capital Management LP (Highland) relating to certain real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. In the case in Texas state court, a jury trial was held in December 2014 and a verdict was issued for the plaintiff on its claim for fraudulent inducement by affirmative misrepresentation. The Texas judge held a bench trial on Highland’s remaining claims and entered judgment in the amount of USD 287 million (including prejudgment interest) for the plaintiff in September 2015. Ultimately, the Texas Supreme Court issued a ruling reversing a portion of the trial court’s September 2015 judgment related to the bench trial claims, including damages of approximately USD 212 million, exclusive of interest, but left standing the separate December 2014 jury verdict and remanded the case back to the trial court for further proceedings. In June 2021, the trial court entered a new judgment, which awarded plaintiff approximately USD 121 million. In February 2023, the appeals court issued a ruling, reversing in favor of CSS LLC a portion of the trial court’s June 2021 judgment and remanding the case to the trial court for further proceedings. Highland filed a petition requesting permission to file a further appeal to the Texas Supreme Court, and CSS LLC filed a cross-petition. The Texas Supreme Court denied both petitions. In the case in New York state court, the court granted in part and denied in part CSS LLC and certain of its affiliates’ summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. The case is currently in discovery.
Tax and securities law matters
In May 2014, Credit Suisse AG entered into settlement agreements with several US regulators regarding its US cross-border matters. As part of the agreements, Credit Suisse AG, among other things, engaged an independent corporate monitor that reports to the New York State Department of Financial Services. As of July 2018, the monitor concluded both his review and his assignment. Credit Suisse AG continues to report to and cooperate with US authorities in accordance with Credit Suisse AG’s obligations under the agreements, including by conducting a review of cross-border services provided by Credit Suisse’s Switzerland-based Israel Desk. Most recently, Credit Suisse AG has provided information to US authorities regarding potentially undeclared US assets held by clients at Credit Suisse AG since the May 2014 plea. Credit Suisse AG continues to cooperate with the authorities. In March 2023, the US Senate Finance Committee issued a report criticizing Credit Suisse AG’s history regarding US tax compliance. The report called on the DOJ to investigate Credit Suisse AG’s compliance with the 2014 plea.
In February 2021, a qui tam complaint was filed in the Eastern District of Virginia, alleging that Credit Suisse AG had violated the False Claims Act by failing to disclose all US accounts at the time of the 2014 plea, which allegedly allowed Credit Suisse AG to pay a criminal fine in 2014 that was purportedly lower than it should have been. The DOJ moved to dismiss the case, and the Court summarily dismissed the suit. The case is now on appeal with the US Federal Court of Appeals for the Fourth Circuit.
Rates-related matters
Regulatory matters
Regulatory authorities in a number of jurisdictions, including the US, UK, EU and Switzerland, have for an extended period of time been conducting investigations into the setting of London Interbank Offered Rate (LIBOR) and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including Credit Suisse Group AG, which was a member of three LIBOR rate-setting panels (US dollar LIBOR, Swiss franc LIBOR and Euro LIBOR). Credit Suisse is cooperating fully with these investigations.
Regulatory authorities in a number of jurisdictions, including the Swiss Competition Commission (WEKO), the European Commission (Commission), the South African Competition Commission and the Brazilian Competition Authority have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets. Credit Suisse continues to cooperate with ongoing investigations.
Credit Suisse Group AG, Credit Suisse AG and Credit Suisse Securities (Europe) Limited (CSSEL) received a Statement of Objections and a Supplemental Statement of Objections from the Commission in July 2018 and March 2021, respectively, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their foreign exchange trading business. In December 2021, the Commission issued a formal decision imposing a fine of EUR 83.3 million. In February 2022, Credit Suisse appealed this decision to the EU General Court.
The reference rates investigations have also included information requests from regulators concerning supranational, sub-sovereign and agency (SSA) bonds and commodities markets. Credit Suisse Group AG and CSSEL received a Statement of Objections from the Commission in December 2018, alleging that Credit Suisse entities engaged in anticompetitive practices in connection with their SSA bonds trading business. In April 2021, the Commission issued a formal decision imposing a fine of EUR 11.9 million. In July 2021, Credit Suisse appealed this decision to the EU General Court.
Civil litigation
USD LIBOR litigation
Beginning in 2011, certain Credit Suisse entities were named in various putative class and individual lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All remaining matters have been consolidated for pre-trial purposes into a multi-district litigation in the US District Court for the Southern District of New York (SDNY).
In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). After a number of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit (Second Circuit), in December 2021, the Second Circuit affirmed in part and reversed in part the district court’s decision and remanded the case to the SDNY.
In September 2021, in the putative class action brought in the multi-district litigation in the SDNY by holders of bonds tied to LIBOR, Credit Suisse entered into an agreement to settle all claims. In November 2022 and March 2023, respectively, the court entered orders granting preliminary and final approval to the agreement to settle all claims.
Separately, in May 2017, the plaintiffs in three putative class actions moved for class certification. In February 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives.
USD ICE LIBOR litigation
In August 2020, members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. In December 2021, the court denied plaintiffs’ motion for preliminary and permanent injunctions to enjoin panel banks from continuing to set LIBOR or automatically setting the benchmark to zero each day, and in September 2022, the court granted defendants’ motions to dismiss. In October 2022, plaintiffs filed an amended complaint. In November 2022, defendants filed a motion to dismiss the amended complaint. In October 2023, the court dismissed the amended complaint with prejudice without leave to amend. Plaintiffs have appealed.
CHF LIBOR litigation
In February 2015, various banks that served on the Swiss franc LIBOR panel, including Credit Suisse Group AG, were named in a civil putative class action lawsuit filed in the SDNY, alleging manipulation of Swiss franc LIBOR to benefit defendants’ trading positions. After defendants’ motion to dismiss for lack of subject matter jurisdiction was granted and plaintiffs successfully appealed, in July 2022, Credit Suisse entered into an agreement to settle all claims. In February and September 2023, respectively, the court entered orders granting preliminary and final approval to the agreement to settle all claims.
Foreign exchange litigation
Credit Suisse Group AG and affiliates as well as other financial institutions have been named in civil lawsuits relating to the alleged manipulation of foreign exchange rates.
The first matter is a consolidated class action, in which a jury trial was held in October 2022 on the issues of whether a conspiracy existed to manipulate bid-ask spreads in the FX market and whether Credit Suisse knowingly participated in any such conspiracy. In October 2022, a verdict was issued in favor of Credit Suisse, finding that Credit Suisse did not knowingly participate in any such conspiracy, and in March 2023, the court entered final judgment against plaintiffs and in favor of Credit Suisse on all remaining claims. Plaintiffs did not file an appeal by the April 2023 deadline.
Credit Suisse AG, together with other financial institutions, was also named in a consolidated putative class action in Israel, which made allegations similar to the consolidated class action. In April 2022, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.
Treasury markets litigation
CSS LLC, along with over 20 other primary dealers of US treasury securities, was named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally alleged that the defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options, and that certain of the defendants participated in a group boycott to prevent the emergence of anonymous all-to-all trading in the secondary market for treasury securities. In March 2022, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants, and in February 2024, the Second Circuit affirmed the district court’s dismissal.
SSA bonds litigation
Credit Suisse Group AG and certain of its affiliates, together with other financial institutions, were named in two Canadian putative class actions, which allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. One putative class action was dismissed against Credit Suisse in February 2020. In October 2022, in the second action, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.
Credit default swap auction litigation
In June 2021, Credit Suisse Group AG and affiliates, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap (CDS) final auction prices. In April 2022, defendants filed a motion to dismiss. In June 2023, the court granted in part and denied in part defendants’ motion to dismiss. In November 2023, defendants filed a motion to enforce the previous CDS settlement with the SDNY. In January 2024, the SDNY ruled that, to the extent claims in the New Mexico action arise from conduct prior to June 30, 2014, those claims are barred by the SDNY settlement. In February 2024, the plaintiffs filed a notice of appeal of the SDNY decision.
OTC trading cases
Interest rate swaps litigation
Credit Suisse Group AG and affiliates, along with other financial institutions, have been named in a consolidated putative civil class action complaint and complaints filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility, and an affiliate; and trueEX LLC, a swap execution facility, which claim to have suffered lost profits as a result of defendants’ alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY.
Defendants moved to dismiss the putative class and individual actions, and the SDNY granted in part and denied in part these motions.
In February 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. In March 2019, class plaintiffs filed a fourth amended consolidated class action complaint. In January 2022, Credit Suisse entered into an agreement to settle all class action claims. The settlement remains subject to court approval. In December 2023, the SDNY denied the motion for class certification. In January 2024, class plaintiffs filed a petition for leave to appeal the denial of class certification.
Credit default swaps litigation
In June 2017, Credit Suisse Group AG and affiliates, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (Tera), alleging violations of antitrust law in connection with the allegation that CDS dealers conspired to block Tera’s electronic CDS trading platform from successfully entering the market. In July 2019, the SDNY granted in part and denied in part defendants’ motion to dismiss. In January 2020, plaintiffs filed an amended complaint. In April 2020, defendants filed a motion to dismiss. In August 2023, the court granted the motion, dismissing all claims with prejudice. Plaintiffs have appealed.
Stock loan litigation
Credit Suisse Group AG and certain of its affiliates, as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. In January 2022, Credit Suisse entered into an agreement to settle all class action claims. In February 2022, the court entered an order granting preliminary approval to the agreement to settle all class action claims. The settlement remains subject to final court approval.
In October 2021, in a consolidated civil litigation brought in the SDNY by entities that developed a trading platform for stock loans that sought to enter the market, alleging that the defendants collectively boycotted the platform, the court granted defendants’ motion to dismiss. In October 2021, plaintiffs filed a notice of appeal. In March 2023, the Second Circuit affirmed the decision granting defendants’ motion to dismiss.
Odd-lot corporate bond litigation
In April 2020, CSS LLC and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. In October 2021, the SDNY granted defendants’ motion to dismiss. Plaintiffs have appealed.
ATA litigation
Since November 2014, a series of lawsuits have been filed against a number of banks, including Credit Suisse AG and, in two instances, Credit Suisse AG, New York Branch, in the US District Court for the Eastern District of New York (EDNY) and the SDNY alleging claims under the United States Anti-Terrorism Act (ATA) and the Justice Against Sponsors of Terrorism Act. The plaintiffs in each of these lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy and/or aiding and abetting based on allegations that various international financial institutions, including the defendants, agreed to alter, falsify or omit information from payment messages that involved Iranian parties for the express purpose of concealing the Iranian parties’ financial activities and transactions from detection by US authorities. The lawsuits allege that this conduct has made it possible for Iran to transfer funds to Hezbollah and other terrorist organizations actively engaged in harming US military personnel and civilians. In January 2023, the United States Court of Appeals for the Second Circuit affirmed a September 2019 ruling by the EDNY granting defendants’ motion to dismiss the first filed lawsuit. In October 2023, the United States Supreme Court denied plaintiffs’ petition for a writ of certiorari. In February 2024, plaintiffs filed a motion to vacate the judgment in the first filed lawsuit. Of the other seven cases, four are stayed, including one that was dismissed as to Credit Suisse and most of the bank defendants prior to entry of the stay, and in three plaintiffs have filed amended complaints, including two that were dismissed prior to the court allowing plaintiffs to replead.
Customer account matters
Several clients have claimed that a former relationship manager in Switzerland had exceeded his investment authority in the management of their portfolios, resulting in excessive concentrations of certain exposures and investment losses. Credit Suisse AG is investigating the claims, as well as transactions among the clients. Credit Suisse AG filed a criminal complaint against the former relationship manager with the Geneva Prosecutor’s Office upon which the prosecutor initiated a criminal investigation. Several clients of the former relationship manager also filed criminal complaints with the Geneva Prosecutor’s Office. In February 2018, the former relationship manager was sentenced to five years in prison by the Geneva criminal court for fraud, forgery and criminal mismanagement and ordered to pay damages of approximately USD 130 million. Several parties appealed the judgment. In June 2019, the Criminal Court of Appeals of Geneva ruled in the appeal of the judgment against the former relationship manager, upholding the main findings of the Geneva criminal court. Several parties appealed the decision to the Swiss Federal Supreme Court. In February 2020, the Swiss Federal Supreme Court rendered its judgment on the appeals, substantially confirming the findings of the Criminal Court of Appeals of Geneva.
Civil lawsuits have been initiated against Credit Suisse AG and/or certain affiliates in various jurisdictions, based on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, in the civil lawsuit brought against Credit Suisse Trust Limited, a Credit Suisse AG affiliate, in May 2023, the Singapore International Commercial Court issued a first instance judgment finding for the plaintiffs and directing the parties’ experts to agree on the amount of the damages award according to the calculation method and parameters adopted by the court. As the parties’ experts were unable to agree on the amount of the damages, following court directions, the parties filed their proposed draft orders with supporting documents in August 2023. In September 2023, the court ruled that the damages under its May 2023 judgment are USD 742.73 million, excluding post-judgment interest. This figure does not exclude potential overlap with the Bermuda proceedings against Credit Suisse Life (Bermuda) Ltd., which are currently being appealed. The court ordered the parties to ensure that there shall be no double recovery in relation to this award and any sum recovered in the Bermuda proceedings. Credit Suisse Trust Limited has appealed the judgment and has applied for a stay of execution pending that appeal. In November 2023, the court granted a stay of execution of its May 2023 judgment pending appeal on the condition that damages awarded and post-judgment interest accrued are paid into court deposit within 21 days, which condition was satisfied.
In Bermuda, in the civil lawsuit brought against Credit Suisse Life (Bermuda) Ltd., a Credit Suisse AG affiliate, trial took place in the Supreme Court of Bermuda in November and December 2021. The Supreme Court of Bermuda issued a first instance judgment in March 2022, finding for the plaintiff. In May 2022, the Supreme Court of Bermuda issued an order awarding damages of USD 607.35 million to the plaintiff. In May 2022, Credit Suisse Life (Bermuda) Ltd. appealed the decision to the Bermuda Court of Appeal. In July 2022, the Supreme Court of Bermuda granted a stay of execution of its judgment pending appeal on the condition that damages awarded were paid into an escrow account within 42 days, which condition was satisfied. In June 2023, the Bermuda Court of Appeal issued its judgment confirming the award issued by the Supreme Court of Bermuda and upholding the Supreme Court of Bermuda’s finding that Credit Suisse Life (Bermuda) Ltd. had breached its contractual and fiduciary duties, but overturning the Supreme Court of Bermuda’s finding that Credit Suisse Life (Bermuda) Ltd. had made fraudulent misrepresentations. In July 2023, Credit Suisse Life (Bermuda) Ltd. filed its notice of motion for leave to appeal to the Judicial Committee of the Privy Council and applied for a stay of execution of the Bermuda Court of Appeal’s judgment pending the outcome of the appeal to the Judicial Committee of the Privy Council on the condition that the damages awarded remain within the escrow account and that interest be added to the escrow account calculated at the Bermuda statutory rate of 3.5%. A hearing on the applications for leave to appeal and stay of execution took place in December 2023. Further, in December 2023, USD 75 million was released from the escrow account and paid to plaintiffs. In February 2024, the Bermuda Court of Appeal granted leave to appeal and ordered that the current stay shall continue pending determination of the appeal to the Judicial Committee of the Privy Council until and unless the plaintiffs provide a top tier bank guarantee for the remaining judgment debt of USD 536.64 million plus interest.
In Switzerland, civil lawsuits have commenced against Credit Suisse AG in the Court of First Instance of Geneva, with statements of claim served in March 2023.
Mozambique matter
Credit Suisse has been subject to investigations by regulatory and enforcement authorities, as well as civil litigation, regarding certain Credit Suisse entities’ arrangement of loan financing to Mozambique state enterprises, Proindicus S.A. and Empresa Moçambicana de Atum S.A. (EMATUM), a distribution to private investors of loan participation notes (LPN) related to the EMATUM financing in September 2013, and certain Credit Suisse entities’ subsequent role in arranging the exchange of those LPNs for Eurobonds issued by the Republic of Mozambique. In 2019, three former Credit Suisse employees pleaded guilty in the EDNY to accepting improper personal benefits in connection with financing transactions carried out with two Mozambique state enterprises.
In October 2021, Credit Suisse reached settlements with the DOJ, the US Securities and Exchange Commission (SEC), the UK Financial Conduct Authority (FCA) and FINMA to resolve inquiries by these agencies, including findings that Credit Suisse failed to appropriately organize and conduct its business with due skill and care, and manage risks. Credit Suisse Group AG entered into a three-year Deferred Prosecution Agreement (DPA) with the DOJ in connection with the criminal information charging Credit Suisse Group AG with conspiracy to commit wire fraud and consented to the entry of a Cease and Desist Order by the SEC. Under the terms of the DPA, UBS Group AG (as successor to Credit Suisse Group AG) must continue compliance enhancement and remediation efforts agreed by Credit Suisse, report to the DOJ on those efforts for three years and undertake additional measures as outlined in the DPA. If the DPA’s conditions are complied with, the charges will be dismissed at the end of the DPA’s three-year term. In addition, CSSEL entered into a Plea Agreement and pleaded guilty to one count of conspiracy to violate the US federal wire fraud statute. CSSEL is bound by the same compliance, remediation and reporting obligations under the DPA. The total monetary sanctions paid to the DOJ and SEC, taking into account various credits and offsets, was approximately USD 275 million. Under the terms of the resolution with the DOJ, Credit Suisse also paid USD 22.6 million in restitution to eligible investors in the 2016 Eurobonds issued by the Republic of Mozambique.
In connection with the resolution with the FCA, Credit Suisse paid a penalty of approximately USD 200 million and, further to an agreement with the FCA, forgave USD 200 million of debt owed to Credit Suisse by Mozambique.
The FINMA decree concluding its enforcement proceeding ordered the bank to remediate certain deficiencies. Credit Suisse’s implementation of the measures required under the FINMA decree has been reviewed by an independent third party appointed by FINMA, which review recommends some enhancements to the measures that Credit Suisse has implemented. FINMA also arranged for certain existing transactions to be reviewed by the same independent third party on the basis of specific risk criteria, and required enhanced disclosure of certain sovereign transactions.
In February 2019, certain Credit Suisse entities, three former employees and several other unrelated entities were sued in the English High Court by the Republic of Mozambique seeking a declaration that the sovereign guarantee issued in connection with the ProIndicus loan syndication was void, and damages. Credit Suisse entities subsequently filed cross claims against several entities controlled by Privinvest Holding SAL (Privinvest) that acted as the project contractor, Iskandar Safa, the owner of Privinvest, and several Mozambique officials. In addition, several of the banks that participated in the ProIndicus loan syndicate brought claims against Credit Suisse entities seeking a declaration that Credit Suisse is liable to compensate them for alleged losses suffered as a result of any invalidity of the sovereign guarantee or damages stemming from the alleged loss. In September 2023, Credit Suisse, the Republic of Mozambique and certain of the lenders in the ProIndicus syndicate entered into a settlement agreement that, with the subsequent settlement with Privinvest entities referred to below, resolved all claims involving Credit Suisse entities in the English High Court.
In February 2022, Privinvest and Iskandar Safa brought a defamation claim in a Lebanese court against CSSEL and Credit Suisse Group AG and in November 2022, a Privinvest employee who was the lead negotiator on behalf of the Privinvest entities in relation to the Mozambique transactions, also brought a defamation claim in the same court against those entities.
In November 2023, UBS Group AG (as successor to Credit Suisse Group AG), the Credit Suisse entities, Privinvest and Iskandar Safa entered into an agreement to settle all claims among them in the English High Court and in Lebanon.
Cross-border private banking matters
Credit Suisse offices in various locations, including the UK, the Netherlands, France and Belgium, have been contacted by regulatory and law enforcement authorities that are seeking records and information concerning investigations into Credit Suisse’s historical private banking services on a cross-border basis and in part through its local branches and banks. Credit Suisse has conducted a review of these issues, the UK and French aspects of which have been closed, and is continuing to cooperate with the authorities.
ETN-related litigation
XIV litigation
Since March 2018, three class action complaints were filed in the SDNY on behalf of a putative class of purchasers of VelocityShares Daily Inverse VIX Short Term Exchange Traded Notes linked to the S&P 500 VIX Short-Term Futures Index due December 4, 2030 (XIV ETNs). In August 2018, plaintiffs filed a consolidated amended class action complaint, naming Credit Suisse Group AG and certain affiliates and executives, which asserts claims for violations of Sections 9(a)(4), 9(f), 10(b) and 20(a) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and Sections 11 and 15 of the US Securities Act of 1933 and alleges that the defendants are responsible for losses to investors following a decline in the value of XIV ETNs in February 2018. Defendants moved to dismiss the amended complaint in November 2018. In September 2019, the SDNY granted defendants’ motion to dismiss and dismissed with prejudice all claims against the defendants. In October 2019, plaintiffs filed a notice of appeal. In April 2021, the Second Circuit issued an order affirming in part and vacating in part the SDNY’s September 2019 decision granting defendants’ motion to dismiss with prejudice. In July 2022, plaintiffs filed a motion for class certification. In March 2023, the court denied plaintiffs’ motion to certify two of their three alleged classes and granted plaintiffs'

motion to certify their third alleged class. In March 2023, defendants moved for reconsideration and filed a petition for permission to appeal the court's class certification decision to the Second Circuit. In April 2023, plaintiffs filed a motion seeking leave to amend their complaint. In May 2023, plaintiffs filed a renewed motion for class certification, which defendants have opposed. In January 2024, the court issued an order denying plaintiffs’ motion to amend. In March 2024, the court denied plaintiffs’ renewed motion to certify two of the three alleged classes, without prejudice, and denied defendants’ motion for reconsideration on the certification of the third alleged class.
DGAZ litigation
In January 2022, Credit Suisse AG was named in a class action complaint filed in the SDNY brought on behalf of a putative class of short sellers of VelocityShares 3x Inverse Natural Gas Exchange Traded Notes linked to the S&P GSCI Natural Gas Index ER due February 9, 2032 (DGAZ ETNs). The complaint asserts claims for violations of Section 10(b) of the US Securities Exchange Act of 1934 and Rule 10b-5 thereunder and alleges that Credit Suisse is responsible for losses suffered by short sellers following a June 2020 announcement that Credit Suisse would delist and suspend further issuances of the DGAZ ETNs. In July 2022, Credit Suisse AG filed a motion to dismiss. In March 2023, the court granted Credit Suisse AG's motion to dismiss. In May 2023, the court entered an order dismissing the case with prejudice. In February 2024, the Second Circuit affirmed the district court’s dismissal.
Bulgarian former clients matter
Credit Suisse AG has been responding to an investigation by the Swiss Office of the Attorney General (SOAG) concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who are alleged to have laundered funds through Credit Suisse AG accounts. In December 2020, the SOAG brought charges against Credit Suisse AG and other parties. Credit Suisse AG believes its diligence and controls complied with applicable legal requirements and intends to defend itself vigorously. The trial in the Swiss Federal Criminal Court took place in the first quarter of 2022. In June 2022, Credit Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its anti-money laundering framework and ordered to pay a fine of CHF 2 million. In addition, the court seized certain client assets in the amount of approximately CHF 12 million and ordered Credit Suisse AG to pay a compensatory claim in the amount of approximately CHF 19 million. In July 2022, Credit Suisse AG appealed the decision to the Swiss Federal Court of Appeals.
SCFF
Credit Suisse has received requests for documents and information in connection with inquiries, investigations, enforcement and other actions relating to the supply chain finance funds (SCFF) matter by FINMA, the FCA and other regulatory and governmental agencies. The Luxembourg Commission de Surveillance du Secteur Financier is reviewing the matter and has commissioned a report from a third party. Credit Suisse is cooperating with these authorities.
In February 2023, FINMA announced the conclusion of its enforcement proceedings against Credit Suisse in connection with the SCFF matter. In its order, FINMA reported that Credit Suisse had seriously breached applicable Swiss supervisory laws in this context with regard to risk management and appropriate operational structures. While FINMA recognized that Credit Suisse has already taken extensive organizational measures based on its own investigation into the SCFF matter, particularly to strengthen its governance and control processes, and FINMA is supportive of these measures, the regulator has ordered certain additional remedial measures. These include a requirement that the most important (approximately 500) business relationships must be reviewed periodically and holistically at the Credit Suisse Executive Board level, in particular for counterparty risks, and that Credit Suisse must set up a document defining the responsibilities of approximately 600 of its highest-ranking managers. The latter of these measures has been made applicable to UBS Group. Separate from the enforcement proceeding regarding Credit Suisse, FINMA has opened four enforcement proceedings against former managers of Credit Suisse.
In May 2023, FINMA opened an enforcement proceeding against Credit Suisse in order to confirm compliance with supervisory requirements in response to inquiries from FINMA’s enforcement division in the SCFF matter.
The Attorney General of the Canton of Zurich has initiated a criminal procedure in connection with the SCFF matter and several fund investors have joined the procedure as interested parties. In such procedure, while certain former and active Credit Suisse employees, among others, have been named as accused persons, Credit Suisse itself is not a party to the procedure.
Certain civil actions have been filed by fund investors and other parties against Credit Suisse and/or certain officers and directors in various jurisdictions, which make allegations including mis-selling and breaches of duties of care, diligence and other fiduciary duties.
Archegos
Credit Suisse has received requests for documents and information in connection with inquiries, investigations and/or actions relating to Credit Suisse’s relationship with Archegos Capital Management (Archegos), including from FINMA (assisted by a third party appointed by FINMA), the DOJ, the SEC, the US Federal Reserve, the US Commodity Futures Trading Commission (CFTC), the US Senate Banking Committee, the Prudential Regulation Authority (PRA), the FCA, COMCO, the Hong Kong Competition Commission and other regulatory and governmental agencies. Credit Suisse is cooperating with the authorities in these matters.

In July 2023, the US Federal Reserve and the PRA announced resolutions of their investigations of Credit Suisse’s relationship with Archegos.
UBS Group AG, Credit Suisse AG, Credit Suisse Holdings (USA) Inc., and Credit Suisse AG, New York Branch entered into an Order to Cease and Desist with the Board of Governors of the Federal Reserve System. Under the terms of the order, Credit Suisse paid a civil money penalty of USD 269 million and agreed to undertake certain remedial measures relating to counterparty credit risk management, liquidity risk management and non-financial risk management, as well as enhancements to board oversight and governance.
Credit Suisse International and CSSEL entered into a settlement agreement with the PRA providing for the resolution of the PRA’s investigation, following which the PRA published a Final Notice imposing a financial penalty of GBP 87 million on Credit Suisse International and CSSEL for breaches of various of the PRA’s Fundamental Rules.
FINMA also entered a decree dated July 14, 2023 announcing the conclusion of its enforcement proceeding, finding that Credit Suisse had seriously violated financial market law in connection with its business relationship with Archegos and ordering remedial measures directed at Credit Suisse AG and UBS Group AG, as the legal successor to Credit Suisse Group AG. These include a requirement that UBS Group AG apply its restrictions on its own positions relating to individual clients throughout the financial group, as well as adjustments to the compensation system of the entire financial group to provide for bonus allocation criteria that take into account risk appetite. FINMA also announced it has opened enforcement proceedings against a former Credit Suisse manager in connection with this matter.
In April 2021, Credit Suisse Group AG and certain current and former executives were named in a putative class action complaint filed in the SDNY by a holder of Credit Suisse American Depositary Receipts, asserting claims for violations of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder, alleging that defendants violated US securities laws by making material misrepresentations and omissions regarding Credit Suisse’s risk management practices, including with respect to the Archegos matter. In September 2022, the parties reached an agreement to settle all claims. In December 2022 and May 2023, respectively, the court entered an order granting preliminary and final approval to the parties’ agreement to settle all claims.
Additional civil actions relating to Credit Suisse’s relationship with Archegos have been filed against Credit Suisse and/or certain officers and directors, including claims for breaches of fiduciary duties.
Credit Suisse financial disclosures
Credit Suisse Group AG and certain directors, officers and executives have been named in securities class action complaints pending in the SDNY. These complaints, filed on behalf of purchasers of Credit Suisse shares, additional tier 1 capital notes, and other securities in 2023, allege that defendants made misleading statements regarding: (i) customer outflows in late 2022; (ii) the adequacy of Credit Suisse’s financial reporting controls; and (iii) the adequacy of Credit Suisse’s risk management processes, and include allegations relating to Credit Suisse Group AG’s merger with UBS Group AG. Many of the actions have been consolidated, and a motion to dismiss has been filed and remains pending. One additional action, filed in October 2023, has been stayed pending a determination on whether it should be consolidated with the earlier actions.
Credit Suisse has received requests for documents and information from regulatory and governmental agencies in connection with inquiries, investigations and/or actions relating to these matters, as well as for other statements regarding Credit Suisse’s financial condition, including from the SEC, the DOJ and FINMA. Credit Suisse is cooperating with the authorities in these matters.
Merger-related litigation
Certain Credit Suisse Group AG affiliates and certain directors, officers and executives have been named in class action complaints pending in the SDNY. One complaint, brought on behalf of Credit Suisse shareholders, alleges breaches of fiduciary duty under Swiss law and civil RICO claims under United States federal law. In February 2024, the court granted defendants’ motions to dismiss the civil RICO claims and conditionally dismissed the Swiss law claims pending defendants’ acceptance of jurisdiction in Switzerland. In March 2024, having received consents to Swiss jurisdiction from all defendants served with the complaint, the court dismissed the Swiss law claims against those defendants. Additional complaints, brought on behalf of holders of Credit Suisse additional tier 1 capital notes (AT1 noteholders) allege breaches of fiduciary duty under Swiss law, arising from a series of scandals and misconduct, which led to Credit Suisse Group AG’s merger with UBS Group AG, causing losses to shareholders and AT1 noteholders. The motion to dismiss the first of these complaints was granted in March 2024 on the basis that Switzerland and not New York is the most appropriate forum for litigation.

39 Significant subsidiaries and equity method investments
The presentation of the Bank’s significant subsidiaries has been aligned to UBS. UBS defines its significant subsidiaries as those entities that, either individually or in aggregate, contribute significantly to the Bank’s financial position or results of operations, based on a number of criteria, including the subsidiaries’ equity and contribution to the Bank’s total assets and profit or loss before tax.
The Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities, which as of December 31, 2023 consisted of a single outstanding issuance with a balance of USD 742 million maturing in July 2032.
Significant subsidiaries
Company name	Domicile	Currency	Nominal capital in million	Equity interest in %
End of 2023
Credit Suisse AG
Banco de Investimentos Credit Suisse (Brasil) S.A.	São Paulo, Brazil	BRL	164.8	100
Bank-now AG	Horgen, Switzerland	CHF	30.0	100
Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	130.0	100
Credit Suisse (Hong Kong) Limited	Hong Kong, China	HKD	8,192.9	100
Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	170.0	100
Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	230.9	100
Credit Suisse (Schweiz) AG	Zurich, Switzerland	CHF	100.0	100
Credit Suisse (UK) Limited	London, United Kingdom	GBP	245.2	100
Credit Suisse (USA), Inc.	Wilmington, United States	USD	0.0	100
Credit Suisse Bank (Europe), S.A.	Spain, Madrid	EUR	18.0	100
Credit Suisse Funds AG	Zurich, Switzerland	CHF	7.0	100
Credit Suisse Securities (Europe) Limited	London, United Kingdom	USD	9.6	100
Credit Suisse Securities (Japan) Limited	Tokyo, Japan	JPY	78,100.0	100
Credit Suisse Securities (USA) LLC	Wilmington, United States	USD	0.0	100
Credit Suisse Services (USA) LLC	Wilmington, United States	USD	0.0	100
DLJ Mortgage Capital, Inc.	Wilmington, United States	USD	0.0	100
Lime Residential, Ltd.	Nassau, Bahamas	USD	0.0	100
Credit Suisse International	London, United Kingdom	USD	7,267.5	98	[1]
1 Remaining 2% held directly by UBS Group AG. 98% of voting rights and 98% of equity interest held by Credit Suisse AG.
Significant equity method investments
Company name	Domicile	Equity interest in %
End of 2023
Credit Suisse AG
Swisscard AECS GmbH	Horgen, Switzerland	50
ICBC Credit Suisse Asset Management Co., Ltd.	Beijing, China	20
SIX Group AG	Zurich, Switzerland	18

40 Significant valuation and income recognition differences between US GAAP and Swiss GAAP banking law (true and fair view)
The Bank’s consolidated financial statements have been prepared in accordance with US GAAP.
FINMA requires Swiss-domiciled banks which present their financial statements under either US GAAP or IFRS Accounting Standards to provide a narrative explanation of the major differences between Swiss GAAP banking law (true and fair view) and its primary accounting standard.
The principal provisions of the Swiss Ordinance on Banks and Savings Banks (Banking Ordinance), the Swiss Financial Market Supervisory Authority’s Accounting Ordinance (FINMA Accounting Ordinance) and the FINMA circular 2020/1, “Accounting – banks”, governing financial reporting for banks (Swiss GAAP) differ in certain aspects from US GAAP. The following are the major differences:
> Refer to “Note 1 – Summary of significant accounting policies” for a detailed description of the Bank’s accounting policies.
Scope of consolidation
Under Swiss GAAP, majority-owned subsidiaries that are not considered long-term investments or do not operate in the core business of the Bank are either accounted for as financial investments or as equity method investments. US GAAP has no such exception relating to the consolidation of majority-owned subsidiaries.
Investments in securities
Under Swiss GAAP, classification and measurement of investments in securities depends on the nature of the investment.
Non-consolidated participations
Under US GAAP, equity securities where the company has no significant influence and which do not have a readily determinable fair value are measured in accordance with the NAV practical expedient, or by using the measurement alternative or at fair value.
Under Swiss GAAP, investments in equity securities where the company has no significant influence and which are held with the intention of a permanent investment or which are investments in financial industry infrastructure are included in participations irrespective of the percentage ownership of voting shares held. Participations are initially recognized at historical cost and tested for impairment at least annually. The fair value option is not allowed for participations.
Under Swiss GAAP, participations held by a company are tested for impairment on the level of each individual participation. An impairment is recorded if the carrying value of a participation exceeds its fair value. Should the fair value of an impaired participation recover in subsequent periods and such recovery is considered sustainable, the impairment from prior periods can be reversed up to the fair value but not exceeding the historical cost basis. A reversal of an impairment is recorded as extraordinary income in the statements of income.
Available-for-sale debt securities
Under US GAAP, available-for-sale debt securities are valued at fair value. Unrealized gains and losses due to fluctuations in fair value (including foreign exchange) are not recorded in the consolidated statements of operations but included net of tax in AOCI, which is part of total shareholders’ equity. Credit-related impairments may have to be recognized in the consolidated statements of operations if the fair value of an individual debt security decreases below its amortized cost basis due to credit-related factors.
Under Swiss GAAP, available-for-sale securities are accounted for at the lower of amortized cost or market with valuation reductions and recoveries due to market fluctuations recorded in other ordinary expenses and income, respectively. Foreign exchange gains and losses are recognized in net income/(loss) from trading activities and fair value option.
Non-marketable equity securities
Under US GAAP, equity securities which do not have a readily determinable fair value are measured in accordance with the NAV practical expedient, or by using the measurement alternative or at fair value.
Under Swiss GAAP, non-marketable equity securities where the company has no intent to hold the securities permanently are carried at the lower of cost or market.
Allowances and provisions for credit losses
Under US GAAP, allowances and provisions for credit losses on financial instruments are estimated based on a CECL model. The credit loss requirements apply to financial assets measured at amortized cost, such as cash and due from banks, interest-bearing deposits with banks, securities purchased under resale agreements and securities borrowing transactions, debt securities held-to-maturity, loans and other receivables, as well as off-balance sheet credit exposures, such as irrevocable loan commitments, credit guarantees and similar instruments. The credit loss requirements are based on a forward-looking, lifetime CECL model by incorporating historical experience, current conditions and reasonable and supportable forecasts of future economic conditions available as of the reporting date.
Under Swiss GAAP, the same impairment model and methodology is applied as under US GAAP. Differences between the two GAAPs result for items which are not measured at amortized cost under US GAAP and therefore not in scope of CECL under US GAAP, but that have to be measured at amortized cost under Swiss GAAP and are therefore in scope of CECL under Swiss GAAP. Such differences in CECL measurement mainly result from loans, irrevocable loan commitments and financial guarantees which are FVO elected under US GAAP and measured at amortized cost under Swiss GAAP.

Loans held-for-sale
Under US GAAP, when loans are considered held-for-sale, they are measured at the lower of cost or market and recorded in other assets on the balance sheet.
Under Swiss GAAP, loans remain classified in due from customers and are measured at amortized cost. Additionally, an entity should consider the potential realization of a future loss or the non-recoverability of the carrying values of the loans if facts and circumstances indicate that a loss may occur. If management expects based on approved plans or business plans that the carrying values of these loans (net of the allowance for CECL) will not be recovered, additional provisions should be recorded for other than default risks.
Fair value option
Unlike US GAAP, Swiss GAAP generally does not allow the fair value option concept that creates an optional alternative measurement treatment for certain non-trading financial assets and liabilities, guarantees and commitments. The fair value option permits the use of fair value for initial and subsequent measurement with changes in fair value recorded in the consolidated statements of operations.
For issued structured products that meet certain conditions, fair value measurement can be applied. The related changes in fair value of both the embedded derivative and the host contract are recorded in trading revenues, except for fair value adjustments relating to own credit that cannot be recognized in the consolidated statements of income. Impacts of changes in own credit spreads are recognized in the compensation accounts which are either recorded in other assets or other liabilities.
Derivative financial instruments used for fair value hedging
Under US GAAP, for fair value hedges, the carrying value of the underlying hedged items is adjusted to the change in the fair value of the hedged risk. Changes in the fair value of the related designated derivatives are recorded in the same line item of the consolidated statements of operations as the change in fair value of the hedged risk for the respective assets or liabilities.
Under Swiss GAAP, the carrying value of hedged items is not adjusted. The amount representing the change in fair value of the hedged item with regard to the hedged risk is recorded in the compensation account included in other assets or other liabilities.
Derivative financial instruments used for cash flow hedging
Under US GAAP, the change in the fair value of a designated derivative of a cash flow hedge is reported in AOCI.
Under Swiss GAAP, the change in the fair value of a designated derivative of a cash flow hedge is recorded in the compensation account included in other assets or other liabilities.
Derecognition of financial instruments
Under US GAAP, financial instruments are only derecognized if the transaction meets the following criteria: (i) the financial asset has been legally isolated from the transferor, (ii) the transferee has the right to repledge or resell the transferred asset, and (iii) the transferor does not maintain effective control over the transferred asset.
Under Swiss GAAP, a financial instrument is derecognized when the economic control has been transferred from the seller to the buyer. A party which has the controlling ability to receive the future returns from the financial instrument and the obligation to absorb the risk of the financial instrument is deemed to have economic control over a financial instrument.
Debt issuance costs
Under US GAAP, debt issuance costs are presented as a direct deduction from the carrying amount of the related debt.
Under Swiss GAAP, debt issuance costs are reported as a balance sheet asset in accrued income and prepaid expenses.
Operating leases – lessee arrangements
Under US GAAP, at commencement of an operating lease, the lessee recognizes a lease liability for future lease payments and a right-of-use asset which reflects the future benefits from the lease contract. The initial lease liability equals the present value of the future lease payments; amounts paid upfront are not included. The right-of-use asset equals the sum of the initial lease liability, initial direct costs and prepaid lease payments, with lease incentives received deducted. Operating lease costs, which include amortization and an interest component, are recognized over the remaining lease term on a straight-line basis. If the reporting entity permanently vacates premises and sub-leases a leased asset to another party at a loss, an impairment is recognized on the right-of-use asset. The impairment is determined as the difference between the carrying value of the right-of-use asset and the present value of the expected sub-lease income over the sub-lease term.
Under Swiss GAAP, at commencement of an operating lease, no right-of-use assets and lease liabilities are recognized on the balance sheet of the lessee. For the calculation of the periodic lease expenses, initial direct costs, lease incentives and prepaid lease payments are considered, and the total cost of a lease contract is expensed on a straight-line basis over the lease term. If the reporting entity permanently vacates premises, a provision for future payments under the lease contract is recorded, net of expected sub-lease income.
Goodwill amortization
Under US GAAP, goodwill is not amortized but must be tested for impairment annually or more frequently if an event or change in circumstances indicates that the goodwill may be impaired.
Under Swiss GAAP, goodwill is amortized over its useful life, generally not exceeding five years, except for justified cases where a maximum useful life of up to ten years is acceptable. In addition, goodwill is tested at least annually for impairment.

Amortization of intangible assets
Under US GAAP, intangible assets with indefinite lives are not amortized but are tested for impairment annually or more frequently if an event or change in circumstances indicates that the asset may be impaired.
Under Swiss GAAP, intangible assets are amortized over a useful life, up to a maximum of five years, in justified cases up to a maximum of ten years. In addition, these assets are tested at least annually for impairment.
Guarantees
US GAAP requires all guarantees to be initially recognized at fair value. Upon issuance of a guarantee, the guarantor is required to recognize a liability that reflects the initial fair value; simultaneously, a receivable is recorded to reflect the future guarantee fee income over the entire life of the guarantee.
Under Swiss GAAP, only accrued or prepaid guarantee fees are recorded on the balance sheet. No guarantee liability and receivable for future guarantee fees are recorded upon issuance of a guarantee.
Loan origination fees and costs
US GAAP requires the deferral of fees received upfront and direct costs incurred in connection with the origination of loans not held under the fair value option.
Under Swiss GAAP, only upfront payments or fees that are considered interest-related components are deferred (e.g., premiums and discounts). Fees received from the borrower which are considered service-related fees such as commitment fees, structuring fees and arrangement fees are immediately recognized in commission income.
Extraordinary income and expenses
Unlike US GAAP, Swiss GAAP does report certain expenses or revenues as extraordinary if the recorded income or expense is non-operating and non-recurring.
Pensions and post-retirement benefits
Under US GAAP, the liability and related pension expense is determined based on the projected unit credit actuarial calculation of the benefit obligation.
Under Swiss GAAP, the liability and related pension expense is primarily determined based on the pension plan valuation in accordance with Swiss GAAP FER 26. A pension asset is recorded if a statutory overfunding of a pension plan leads to a future economic benefit, and a pension liability is recorded if a statutory underfunding of a pension plan leads to a future economic obligation. Employer contribution reserves must be capitalized if they represent a future economic benefit. A future economic benefit exists if the employer can reduce its future statutory annual contribution to the pension plan by releasing employer contribution reserves. Pension expenses include the required contributions defined by Swiss law, any additional contribution mandated by the pension fund trustees and any change in value of the pension asset or liability between two measurement dates as determined on the basis of the annual year-end pension plan valuation.
Discontinued operations
Under US GAAP, the assets and liabilities of a discontinued operation are separated from the ordinary captions of the consolidated balance sheets and are reported as discontinued operations measured at the lower of the carrying value or fair value less cost to sell. Accordingly, income and expense from discontinued operations are reported in a separate line item of the consolidated statements of operations.
Under Swiss GAAP, these positions remain in their initial balance sheet captions until disposed of and continue to be valued according to the respective captions.
Security collateral received in securities lending transactions
Under US GAAP, security collateral received in securities lending transactions with the right to sell or repledge are recorded as assets and a corresponding liability to return the collateral is recognized.
Under Swiss GAAP, security collateral received and the obligation to return collateral of securities lending transactions are not recognized on the balance sheet.
Digital assets held in custody
Under US GAAP, an entity records a liability on its balance sheet for its obligation to safeguard digital assets held as a custodian for its clients, and a corresponding safeguarding asset.
Under Swiss GAAP, the recording of a safeguarding liability and a safeguarding asset for digital assets held as a custodian for its clients is not required.
Loan commitments
Under US GAAP, loan commitments include all commitments to extend loans, unfunded commitments under commercial lines of credit, revolving credit lines, credit guarantees in the future and overdraft protection agreements, except for commitments that can be revoked by the Bank at any time at the Bank’s sole discretion without prior notice.
Under Swiss GAAP, loan commitments include all commitments to extend loans, unfunded commitments under commercial lines of credit, revolving credit lines, credit guarantees in the future and overdraft protection agreements, except for commitments that can be revoked by the Bank at any time at the Bank’s sole discretion with a notice period not exceeding six weeks.

Controls and procedures
Evaluation of disclosure controls and procedures
Credit Suisse has evaluated the effectiveness of its disclosure controls and procedures as of the end of the period covered by this report under the supervision and with the participation of management, including the Bank Chief Executive Officer (CEO) and Chief Financial Officer (CFO), pursuant to Rule 13(a)-15(b) under the Securities Exchange Act of 1934 (the Exchange Act). As a result of the material weaknesses in internal control over financial reporting described below, Credit Suisse’s CEO and CFO have concluded that, as of December 31, 2023, Credit Suisse’s disclosure controls and procedures were not effective.
Management’s report on internal control over financial reporting
Management of Credit Suisse is responsible for establishing and maintaining adequate internal control over financial reporting. Credit Suisse’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with US GAAP.
Credit Suisse’s internal control over financial reporting includes those policies and procedures that:
■ pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
■ provide reasonable assurance that transactions are recorded as necessary to permit preparation and fair presentation of financial statements, and that receipts and expenditures of the company are being made only in accordance with authorizations of Credit Suisse management and directors; and;
■ provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management’s assessment of internal control over financial reporting as of December 31, 2023
Credit Suisse management has assessed the effectiveness of Credit Suisse’s internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 Framework). Based on this assessment, management has concluded that, as of December 31, 2023, Credit Suisse’s internal control over financial reporting was not effective because of the material weaknesses described below.
A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a registrant’s financial statements will not be prevented or detected on a timely basis.
Prior to the acquisition by UBS, Credit Suisse had identified certain material weaknesses in its internal control over financial reporting, as a result of which it had concluded that, as of December 31, 2022, Credit Suisse’s internal control over financial reporting was not effective and, for the same reasons, had reached the same conclusion regarding its internal control over financial reporting as of December 31, 2021.
Management did not design and maintain an effective risk assessment process to identify and analyze the risk of material misstatements in our financial statements and did not design and maintain effective monitoring activities relating to (i) providing sufficient management oversight over the internal control evaluation process to support our internal control objectives; (ii) involving appropriate and sufficient management resources to support the risk assessment and monitoring objectives; and (iii) assessing and communicating the severity of control deficiencies in a timely manner to those parties responsible for taking corrective action. These material weaknesses contributed to an additional material weakness, as management did not design and maintain effective controls over the classification and presentation of the consolidated statement of cash flows. Specifically, certain control activities over the completeness and the classification and presentation of non-cash items in the consolidated statement of cash flows were not performed on a timely basis or at the appropriate level of precision. This material weakness resulted in the revisions contained in our previously issued consolidated financial statements for the three years ended December 31, 2021 as disclosed in our 2021 Annual Report.

Remediation measures
Following the identification of the material weaknesses, Credit Suisse management initiated a remediation program and further enhanced its processes and controls over financial reporting, with the key remediation progress to date as follows:
With respect to the material weakness relating to the consolidated statement of cash flows, Credit Suisse management performed a review of the process to produce the statement, which was supplemented by a third-party review and, as a result, enhanced controls within the process and implemented additional controls, including senior management reviews. Based on the work completed to date, Credit Suisse management has assessed that the changes to internal control made to address the material weakness relating to the classification and presentation of the consolidated statement of cash flows are designed effectively, but that additional time is required to conclude that these controls are operating effectively on a sustainable basis.
With respect to the material weaknesses on risk assessment of internal control and severity assessment of control deficiencies, Credit Suisse has implemented an enhanced severity assessment framework and additional management oversight of severity assessments. The changes to the severity assessment process include updated training and guidance on the assessment of the severity of control deficiencies, as well as increased management oversight and quality assurance over these assessments. In addition, Credit Suisse has augmented its risk assessment process and increased its testing of controls. UBS and Credit Suisse have decided to remediate the internal control risk identification and severity assessment weaknesses by integrating Credit Suisse into the UBS internal control risk assessment and evaluation framework in 2024. The operating effectiveness of both the risk and severity assessment processes will be assessed based on an evaluation of the 2024 risk assessment and control testing process. In light of the above, management has concluded that the material weaknesses were not fully remediated as of December 31, 2023.
The material weaknesses result in a risk that a material error may not be detected by our internal controls that could result in a material misstatement to Credit Suisse’s reported financial results.
Changes in internal control over financial reporting
Other than as described above, there were no other changes in Credit Suisse’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, Credit Suisse’s internal control over financial reporting.

[this page intentionally left blank]

VI – Additional information
Statistical information
Other information

Statistical information
Set forth below is the statistical information for the Bank required under the US Securities and Exchange Commission’s (SEC) subpart 1400 of Regulation S-K. The tables are based on information in V – Consolidated financial statements – Credit Suisse.
Average balances and interest rates
	2023				2022				2021
in	Average balance	[1]	Interest income	Average rate	Average balance	[1]	Interest income	Average rate	Average balance	[1]	Interest income		Average rate
Assets (CHF million, except where indicated)
Cash and due from banks
Switzerland	154		48	31.17%	95		8	8.42%	128		(13)	[2]	(10.16)%	[2]
Foreign	50,912		2,924	5.74%	71,626		602	0.84%	65,151		(101)	[3]	(0.16)%	[3]
Interest-bearing deposits with banks
Switzerland	0		0	0.00%	13		0	0.00%	34		2		5.88%
Foreign	357		13	3.64%	798		21	2.63%	1,129		22		1.95%
Securities purchased under resale agreements and securities borrowing transactions [4]
Switzerland	8,709		206	2.37%	6,382		70	1.10%	7,805		35		0.45%
Foreign	48,153		2,597	5.39%	91,498		2,065	2.26%	89,723		1,137		1.27%
Trading assets, net of trading liabilities [5]
Switzerland	1,939		205	10.57%	2,362		247	10.46%	2,638		216		8.19%
Foreign	21,108		1,036	4.91%	65,124		2,293	3.52%	109,007		2,623		2.41%
Investment securities
Switzerland	10		2	20.00%	132		1	0.76%	153		0		0.00%
Foreign	2,230		72	3.23%	1,010		13	1.29%	588		1		0.17%
Loans
Switzerland	158,426		3,566	2.25%	170,631		2,379	1.39%	173,317		2,109		1.22%
Foreign	94,472		4,659	4.93%	124,750		3,521	2.82%	133,814		2,884		2.16%
Other interest-earning assets
Switzerland	384		36	9.38%	1,166		24	2.06%	1,124		14		1.25%
Foreign	15,895		1,679	10.56%	19,143		1,021	5.33%	30,782		664		2.16%
Interest-earning assets	402,749		17,043	4.23%	554,730		12,265	2.21%	615,393		9,593		1.56%
Specific allowance for losses	(10,472)				(11,763)				(9,957)
Non-interest-earning assets	93,661				222,961				186,200
Trading liabilities [6]	5,853				17,560				24,243
Total assets	491,791				783,488				815,879
Percentage of assets attributable to foreign activities	54.64%				61.07%				62.34%
1 Monthly averages have been used where daily averages are unavailable.
2
Includes negative interest income from deposits placed with the Swiss National Bank and other banks due to negative interest rates. The respective principal of such interest is reported under non-interest-earning assets.

3 Includes negative interest income from deposits placed with central banks due to negative interest rates.
4
Average balances of central bank funds sold, securities purchased under resale agreements and securities borrowing transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest income excludes the impact of ASC Topic 210 - Balance sheet.

5 Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues.
6 Reconciling item since trading assets are presented net of trading liabilities.

Average balances and interest rates (continued)
	2023				2022				2021
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Liabilities (CHF million, except where indicated)
Deposits of banks
Switzerland	849		6	0.71%	556		(3)	(0.54)%	832		(7)	(0.84)%
Foreign	11,831		140	1.18%	16,660		151	0.91%	20,768		27	0.13%
Deposits of non-banks
Switzerland	108,409		1,016	0.94%	163,700		133	0.08%	173,557		(161)	(0.09)%
Foreign	81,777		2,718	3.32%	197,563		1,468	0.74%	216,713		292	0.13%
Central bank funds purchased / federal funds purchased [2]
Switzerland	0		0	0.00%	0		0	0.00%	0		0	0.00%
Foreign	0		0	0.00%	383		2	0.52%	1,103		1	0.09%
Securities sold under repurchase agreements and securities lending transactions [2]
Switzerland	52		18	34.62%	83		26	31.33%	138		28	20.29%
Foreign	6,982		630	9.02%	24,524		741	3.02%	24,521		783	3.19%
Commercial paper
Switzerland	0		0	0.00%	0		0	0.00%	0		0	0.00%
Foreign	919		22	2.39%	7,160		110	1.54%	8,634		20	0.23%
Other short-term borrowings
Switzerland	44,394		1,741	3.92%	6,080		98	1.61%	6,916		(33)	(0.48)%
Foreign	15,385		377	2.45%	10,568		19	0.18%	10,102		10	0.10%
Long-term debt
Switzerland	59,517		3,310	5.56%	32,167		1,196	3.72%	59,869		1,044	1.74%
Foreign	78,292		2,826	3.61%	126,350		2,242	1.77%	102,553		1,393	1.36%
Other interest-bearing liabilities
Switzerland	(58)		40	(68.97)%	24		11	45.83%	181		(2)	(1.10)%
Foreign	4,294		788	18.35%	(1,764)		674	(38.21)%	24,625		273	1.11%
Interest-bearing liabilities [3]	412,643		13,632	3.30%	584,054		6,868	1.18%	650,512		3,668	0.56%
Non-interest-bearing liabilities	26,366				62,920				92,125
Trading liabilities [4]	5,853				17,560				24,243
Total liabilities	444,862				664,534				766,880
Shareholders' equity	46,929				118,954				48,999
Total liabilities and shareholders' equity	491,791				783,488				815,879
Percentage of liabilities attributable to foreign activities	50.75%				67.49%				66.83%
1 Monthly averages have been used where daily averages are unavailable.
2
Average balances of central bank funds purchased, securities sold under repurchase agreements and securities lending transactions are reported net in accordance with ASC Topic 210 - Balance sheet, while interest expense excludes the impact of ASC Topic 210 - Balance sheet.

3 Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues.
4 Reconciling item since trading assets are presented net of trading liabilities.

Net interest income and interest rate spread
	2023		2022		2021
in	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %	Net interest income in CHF million	Interest rate spread in %
Net interest income and interest rate spread
Switzerland	(2,068)	(0.48)	1,268	0.79	1,494	0.92
Foreign	5,479	1.81	4,129	1.13	4,431	1.00
Total net	3,411	0.93	5,397	1.03	5,925	1.00
The average rates earned and paid on related assets and liabilities can fluctuate within wide ranges and are influenced by several key factors. The most significant factor is changes in global interest rates. Additional factors include changes in the geographic and product mix of the Bank’s business, and foreign exchange rate movements between the Swiss franc and the currency of the underlying individual assets and liabilities.
Selected margin information
in	2023	2022	2021
Selected margin information (average rate in %)
Switzerland	(1.22)	0.70	0.81
Foreign	2.35	1.10	1.03
Net interest margin	0.85	0.97	0.96
The US Federal Reserve raised the target range of the federal funds rate to 4.50% to 4.75% in February 2023, 4.75% to 5.00% in March 2023, 5.00% to 5.25% in May 2023 and 5.25% to 5.50% in July 2023.
The Swiss National Bank (SNB) raised the SNB policy rate to 1.50% in March 2023 and to 1.75% in June 2023.
The European Central Bank changed the fixed rate tenders to 3.00% in February 2023, to 3.50% in March 2023, to 3.75% in April 2023, to 4.00% in June 2023, to 4.25% in July 2023 and to 4.50% in September 2023.
The Bank of England raised the bank rate to 4.00% in February 2023, to 4.25% in March 2023, to 4.50% in May 2023, to 5.00% in June 2023 and to 5.25% in August 2023.

Analysis of changes in net interest income
	2023 vs 2022			2022 vs 2021
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Assets (CHF million)
Cash and due from banks
Switzerland	5	35	40	3	18	21
Foreign	(174)	2,496	2,322	(10)	713	703
Interest-bearing deposits with banks
Switzerland	0	0	0	(1)	(1)	(2)
Foreign	(12)	4	(8)	(6)	5	(1)
Securities purchased under resale agreements and securities borrowing transactions
Switzerland	26	110	136	(6)	41	35
Foreign	(980)	1,512	532	23	905	928
Trading assets, net of trading liabilities [1]
Switzerland	(44)	2	(42)	(23)	54	31
Foreign	(1,549)	292	(1,257)	(1,058)	728	(330)
Investment securities
Switzerland	(1)	2	1	0	1	1
Foreign	16	43	59	1	11	12
Loans
Switzerland	(170)	1,357	1,187	(33)	303	270
Foreign	(854)	1,992	1,138	(196)	833	637
Other interest-earning assets
Switzerland	(16)	28	12	1	9	10
Foreign	(173)	831	658	(251)	608	357
Interest-earning assets
Switzerland	(200)	1,534	1,334	(59)	425	366
Foreign	(3,726)	7,170	3,444	(1,497)	3,803	2,306
Change in interest income	(3,926)	8,704	4,778	(1,556)	4,228	2,672
The change in average volume represents the change in the current average balance compared to the average balance from the prior year with respect to the average rate of the prior year. The change in average rate represents the difference between the net change of interest income and the change in average volume.

1 Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues.

Analysis of changes in net interest income (continued)
	2023 vs 2022			2022 vs 2021
	Increase/(decrease) due to changes in			Increase/(decrease) due to changes in
in	Average volume	Average rate	Net change	Average volume	Average rate	Net change
Liabilities (CHF million)
Deposits of banks
Switzerland	(2)	11	9	2	2	4
Foreign	(44)	33	(11)	(5)	129	124
Deposits of non-banks
Switzerland	(44)	927	883	9	285	294
Foreign	(857)	2,107	1,250	(25)	1,201	1,176
Central bank funds purchased / federal funds purchased
Switzerland	0	0	0	0	0	0
Foreign	(2)	0	(2)	(1)	2	1
Securities sold under repurchase agreements and securities lending transactions
Switzerland	(10)	2	(8)	(11)	9	(2)
Foreign	(530)	419	(111)	0	(42)	(42)
Commercial paper
Switzerland	0	0	0	0	0	0
Foreign	(96)	8	(88)	(3)	93	90
Other short-term borrowings
Switzerland	617	1,026	1,643	4	127	131
Foreign	9	349	358	0	9	9
Long-term debt
Switzerland	1,017	1,097	2,114	(482)	634	152
Foreign	(851)	1,435	584	324	525	849
Other interest-bearing liabilities
Switzerland	(38)	67	29	2	11	13
Foreign	(2,315)	2,429	114	(293)	694	401
Interest-bearing liabilities
Switzerland	1,540	3,130	4,670	(476)	1,068	592
Foreign	(4,686)	6,780	2,094	(3)	2,611	2,608
Change in interest expense [1]	(3,146)	9,910	6,764	(479)	3,679	3,200
Change in interest income
Switzerland	(1,740)	(1,596)	(3,336)	417	(643)	(226)
Foreign	960	390	1,350	(1,494)	1,192	(302)
Total change in net interest income [1]	(780)	(1,206)	(1,986)	(1,077)	549	(528)
The change in average volume represents the change in the current average balance compared to the average balance from the prior year with respect to the average rate of the prior year. The change in average rate represents the difference between the net change of interest income and the change in average volume.

1 Interest and dividend income from trading assets and interest expenses from trading liabilities are presented on a net basis to align with the presentation of trading revenues.
Maturities and weighted-average yields of debt securities included in financial investments
	Within 1 year		1 to 5 years		Total
end of 2023	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %	Amount in CHF million	Yield in %
Debt securities
Foreign governments	0	–	1,259	3.72	1,259	3.72
Corporate debt securities	4	33.55	158	3.13	162	3.97
Total debt securities	4	33.55	1,417	3.66	1,421	3.75
Since substantially all investment securities are taxable securities, the yields presented above are on a tax-equivalent basis.
The values above reflect amortized cost. Refer to "Note 15 – Investment securities" in V –Consolidated financial statements – Credit Suisse for further information.

Details of the loan portfolio by time remaining until contractual maturity by category
end of 2023	1 year or less	1 year to 5 years	5 years to 15 years	After 15 years	Loans with no stated maturity	[1]	Self- amortizing loans	[2]	Total
Loan portfolio (CHF million)
Mortgages	10,516	38,117	26,480	491	0		2		75,606
Loans collateralized by securities	17,784	3,867	510	2	0		11		22,174
Consumer finance	1,210	0	0	1	0		3,988		5,199
Consumer	29,510	41,984	26,990	494	0		4,001		102,979
Real estate	1,982	4,689	3,794	295	0		49		10,809
Commercial and industrial loans	11,764	3,702	1,677	85	0		2,806		20,034
Financial institutions	2,554	3,442	843	21	0		454		7,314
Governments and public institutions	128	481	178	14	0		10		811
Corporate & institutional	16,428	12,314	6,492	415	0		3,319		38,968
Gross loans with fixed interest rates	45,938	54,298	33,482	909	0		7,320		141,947
Mortgages	18,394	5,254	213	9	1,033		97		25,000
Loans collateralized by securities	3,601	605	0	0	0		0		4,206
Consumer finance	368	5	24	11	0		1		409
Consumer	22,363	5,864	237	20	1,033		98		29,615
Real estate	9,343	746	0	0	254		49		10,392
Commercial and industrial loans	12,465	11,199	3,345	19	147		1,142		28,317
Financial institutions	3,702	1,613	132	1,857	51		24		7,379
Governments and public institutions	118	286	396	5	0		0		805
Corporate & institutional	25,628	13,844	3,873	1,881	452		1,215		46,893
Gross loans with variable interest rates [3]	47,991	19,708	4,110	1,901	1,485		1,313		76,508
Gross loans	93,929	74,006	37,592	2,810	1,485		8,633		218,455
Net (unearned income)/deferred expenses									(34)
Allowance for credit losses									(1,680)
Net loans									216,741
1 Loans with no stated maturity include primarily certain loan products within Switzerland without a stated maturity within the original loan agreement.
2 Self-amortizing loans include loans with monthly or quarterly interest and principal payments and are primarily related to lease financings.
3 Includes rollover loans with interest fixing periods of up to 12 month.
Allowance for credit losses - credit ratios
	2023	2022	2021
Components (CHF million)
Gross loans	215,997	262,179	291,492
Allowance for credit losses	1,680	1,362	1,296
Non-accrual loans	1,926	1,952	1,952
Credit ratios (%)
Allowance for credit losses / Gross loans	0.8	0.5	0.4
Non-accrual loans / Gross loans	0.9	0.7	0.7
Allowance for credit losses / non-accrual loans	87.2	69.8	66.4
Gross loans and non-accrual loans exclude loans carried at fair value and the allowance for credit losses is only based on loans that are not carried at fair value.

Allowance for credit losses - ratio of net write-offs to average loans
	2023				2022				2021
end of	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan	Average loan balance	[1]	Net write-offs	Ratio net write-offs/ average loan
Ratio of net write-offs to average loans (CHF million, except where indicated)
Mortgages	104,249		(10)	0.0%	109,429		(12)	0.0%	112,023		0	0.0%
Loans collateralized by securities	32,447		0	0.0%	45,786		(1)	0.0%	53,422		0	0.0%
Consumer finance	5,709		(38)	(0.7)%	5,628		(40)	(0.7)%	5,946		(45)	(0.8)%
Consumer	142,405		(48)	0.0%	160,843		(53)	0.0%	171,391		(45)	0.0%
Real estate	23,369		(24)	(0.1)%	27,623		(1)	0.0%	29,304		0	0.0%
Commercial and industrial loans	58,010		(194)	(0.3)%	69,218		(112)	(0.2)%	73,749		(237)	(0.3)%
Financial institutions	26,991		(323)	(1.2)%	34,586		0	0.0%	29,054		(1)	0.0%
Governments and public institutions	2,201		0	0.0%	3,197		0	0.0%	3,527		0	0.0%
Corporate & institutional	110,571		(541)	(0.5)%	134,624		(113)	(0.1)%	135,634		(238)	(0.2)%
Gross loans	252,976		(589)	(0.2)%	295,467		(166)	(0.1)%	307,025		(283)	(0.1)%
1 Monthly averages have been used where daily averages are unavailable.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management and “Note 18 – Financial instruments measured at amortized cost and credit losses” in V – Consolidated financial statements – Credit Suisse for further information on changes in the credit ratios and the related components.
Analysis of the allowance for credit losses
	2023		2022		2021
end of	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans	CHF million	% of allowance in each category to total loans
Analysis of the allowance for credit losses
Mortgages	107	0.0%	57	0.0%	79	0.0%
Loans collateralized by securities	198	0.1%	161	0.1%	125	0.0%
Consumer finance	160	0.1%	141	0.1%	153	0.1%
Consumer	465	0.2%	359	0.1%	357	0.1%
Real estate	234	0.1%	100	0.0%	55	0.0%
Commercial and industrial loans	915	0.4%	806	0.3%	778	0.3%
Financial institutions	61	0.0%	93	0.0%	100	0.0%
Governments and public institutions	5	0.0%	4	0.0%	6	0.0%
Corporate & institutional	1,215	0.6%	1,003	0.4%	939	0.3%
Total allowance for credit losses	1,680	0.8%	1,362	0.5%	1,296	0.4%
Percentages may not add up due to rounding.

Deposits in Switzerland and foreign offices
	2023				2022				2021
in	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate	Average balance	[1]	Interest expense	Average rate
Deposits (CHF million, except where indicated)
Non-interest-bearing demand	2,307		–	–	3,145		–	–	3,436		–	–
Interest-bearing demand	82,114		505	0.6%	139,696		(80)	(0.1)%	146,825		(226)	(0.2)%
Savings deposits	32,642		104	0.3%	54,360		0	0.0%	62,247		25	0.0%
Time deposits	22,540		574	2.5%	29,789		81	0.3%	33,099		(66)	(0.2)%
Switzerland	139,603		1,183	0.8%	226,990		1	0.0%	245,607		(267)	(0.1)%
Non-interest-bearing demand	997		–	–	2,292		–	–	2,991		–	–
Interest-bearing demand	11,387		174	1.5%	37,028		86	0.2%	46,459		20	0.0%
Savings deposits	667		33	4.9%	9,222		134	1.5%	9,442		32	0.3%
Time deposits	53,516		2,490	4.7%	108,384		1,528	1.4%	113,803		366	0.3%
Foreign	66,567		2,697	4.1%	156,926		1,748	1.1%	172,695		418	0.2%
Total deposits	206,170		3,880	1.9%	383,916		1,749	0.5%	418,302		151	0.0%
Deposits by foreign depositors in Swiss offices amounted to CHF 27.5 billion, CHF 39.9 billion and CHF 80.4 billion as of December 31, 2023, 2022 and 2021, respectively.
1 Monthly averages have been used where daily averages are unavailable.
Uninsured and insured deposits
	2023	2022	2021
Deposits (CHF million)
Uninsured deposits [1]	180,637	210,614	366,820
Insured deposits [2]	29,742	35,845	45,981
Total deposits	210,379	246,459	412,801
1
Uninsured deposits are the portion of deposits per client that exceed insurance limits of insurance regimes from countries in which Credit Suisse holds deposits. In addition, uninsured deposits include all deposits which are not covered by an insurance regime.

2 The majority of insured deposits is held in Switzerland and Guernsey. For Switzerland and Guernsey, the insurance limit per client is CHF 100,000 and GBP 50,000, respectively.
Maturities of uninsured time deposits
in	2023
Time deposits (CHF million)
3 months or less	71,836
Over 3 through 6 months	10,328
Over 6 through 12 months	8,046
Over 12 months	1,064
Total uninsured time deposits [1]	91,274
Uninsured time deposits are calculated based on the percentage of time deposits to total deposits and they are allocated to the maturities buckets on the basis of total time deposits.
As of the end of 2023, there were no US time deposits that were in excess of the Federal Deposit Insurance Corporation insurance limit or similar state deposit insurance regime.
1
Time deposits that are uninsured (including, for example, US time deposits in uninsured accounts, non-US time deposits in uninsured accounts or non-US time deposits in excess of any country-specific insurance fund limit).

Other information
Exchange controls
There are no restrictions presently in force under our Articles of Association or Swiss law that limit the right of non-resident or foreign owners to hold our securities freely or, when entitled, to vote their securities freely. The Swiss federal government may from time to time impose sanctions, including exchange control restrictions, on particular countries, regimes, organizations or persons. A current list, in German, of such sanctions can be found at www.seco-admin.ch. Other than these sanctions, there are currently no Swiss exchange control laws or laws restricting the import or export of capital, including, but not limited to, the remittance of dividends, interest or other payments to non-resident holders of our securities.
Property and equipment
Our principal executive offices, which we own, are located at Paradeplatz 8, Zurich, Switzerland. As of the end of 2023, we maintained 243 offices and branches worldwide, of which approximately 63% were located in Switzerland.
As of the end of 2023, approximately 15% of our worldwide offices and branches were owned directly by us, with the remainder being held under commercial leases. With respect to those held under commercial leases, 45% of the related lease commitments expire after 2028. The book value of the ten largest owned properties was approximately CHF 0.5 billion as of the end of 2023. None of our principal facilities are subject to mortgages or other security interests granted to secure indebtedness to financial institutions.
We believe that our current facilities are adequate for existing operations. Management regularly evaluates our operating facilities for suitability, market presence, renovation and maintenance.

Appendix
List of abbreviations
Other information

List of abbreviations
A
ABC	Anti-bribery and corruption
ABO	Accumulated benefit obligation
ABS	Asset-backed securities
ADS	American Depositary Shares
AGM	Annual General Meeting
A-IRB	Advanced internal ratings-based approach
AMA	Advanced measurement approach
AML	Anti-money laundring
AoA	Articles of Association
AOCI	Accumulated other comprehensive income/(loss)
APAC	Asia Pacific
Apollo	Apollo Global Management
Archegos	Archegos Capital Management
ASC	Accounting Standards Codification
ASF	Available stable funding
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BEAT	Base Erosion and Anti-abuse Tax
BIS	Bank for International Settlements
Board	Board of Directors
bp	basis points
C
CALMC	Capital Allocation and Liability Management Committee
CALRMC	Capital Allocation, Liability and Risk Management Committee
CAO	Capital Adequacy Ordinance
CCA	Contingent Capital Awards
CCO	Chief Compliance Officer
CDO	Collateralized debt obligation
CDS	Credit default swap
CECL	Current expected credit loss
CEO	Chief Executive Officer
CET1	Common equity tier 1
CFCCC	Conduct and Financial Crime Control Committee
CFO	Chief Financial Officer
CFTC	Commodity Futures Trading Commission
Chairman	Chairman of the Board
CIS	Cyber and information security
CISO	Chief Information Security Officer
CLO	Collateralized loan obligation
CMBS	Commercial mortgage-backed securities
CMI	Continuous Mortality Investigation
CMS	Constant maturity swap
COSO	Committee of Sponsoring Organizations of the Treadway Commission
CP	Commercial paper
CPR	Constant prepayment rate
CRO	Chief Risk Officer
CSAM	Credit Suisse Asset Management (Schweiz) AG
CSSEL	Credit Suisse Securities (Europe) Limited
D
DCCP	Deferred Contingent Capital Plan
DOJ	US Department of Justice
E
EAD	Exposure at default
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EGM	Extraordinary General Meeting
ELA	Emergency Liquidity Assistance
ELA+	Emergency Liquidity Assistance Plus
EMEA	Europe, Middle East and Africa
EOP	Equity Ownership Plan
ESG	Environmental, social and governance
EU	European Union
ExB RMC	Executive Board Risk Management Committee
F
FASB	Financial Accounting Standards Board
FATCA	Foreign Account Tax Compliance Act
FCA	UK Financial Conduct Authority
FDIC	Federal Deposit Insurance Corporation
Fed	US Federal Reserve
FIDLEG	Swiss Financial Services Act
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
FVA	Funding valuation adjustments
FX	Foreign exchange
G
GAAP	Generally accepted accounting principles
GDP	Gross domestic product
GEB	Group Executive Board
G-SIB	Global systemically important bank
H
HQLA	High quality liquid assets
HNWI	High-net-worth
I
IBOR	Interbank offered rate
ICAAP	Internal capital adequacy assessment process
IPO	Initial public offering
IRC	Incremental risk charge
IRRBB	Interest rate risk in the banking book
ISDA	International Swaps and Derivatives Association, Inc.
IT	Information technology
K
KYC	Know your client

L
LCR	Liquidity coverage ratio
LGD	Loss given default
LIBOR	London Interbank Offered Rate
LTV	Loan-to-value
M
M&A	Mergers and acquisitions
MEF	Macroeconomic factor
MiFID II	Revised Markets in Financial Instruments Directive
MPR	Market price of risk
MRT	Material risk taker
N
Nasdaq	Nasdaq Stock Market
NAV	Net asset value
NFRCC	Non-Financial Risk and Resilience Committee
NFRF	Non-financial risk framework
NOL	Net operating loss
NRV	Negative replacement value
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
O
OCI	Other comprehensive income
OECD	Organisation for Economic Co-operation and Development
OGR	Organizational Guidelines and Regulations
OTC	Over-the-counter
P
PBO	Projected benefit obligation
PD	Probability of default
PLB	Public Liquidity Backstop
PRA	Prudential Regulation Authority
PRV	Positive replacement value
PSA	Prepayment speed assumption
R
Reg BI	Regulation Best Interest
RMBS	Residential mortgage-backed securities
RNIV	Risk not in VaR
RoCET1	Return on common equity tier 1 capital
RSF	Required stable funding
RWA	Risk-weighted assets
S
SAPS	Self-administered pension scheme
SCFF	Supply chain finance funds
SDP	Strategic Delivery Plan
SEC	US Securities and Exchange Commission
SIX	SIX Swiss Exchange
SMF	Senior management function
SNB	Swiss National Bank
SPE	Special purpose entity
SPG	Securitized Products Group
SPIA	Single premium immediate annuity
T
TBTF	"Too-big-to-fail"
TCFD	Task Force on Climate-related Financial Disclosures
TLAC	Total loss-absorbing capacity
TRS	Total return swap
U
UCA	Upfront cash awards
UHNW	Ultra-high-net-worth
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation Risk Management Committee
VIE	Variable interest entity
VIX	Chicago Board of Options Exchange Market Volatility Index

Other information
Credit ratings and outlook
as of March 25, 2024	Short-term debt	Long-term debt	Outlook
Credit Suisse AG
Moody's	P-2	A3	Under review for upgrade
Standard & Poor's	A-1	A+	Stable
Fitch Ratings	F1	A+	Stable
Foreign currency translation rates
	End of			Average in
	2023	2022	2021	2023	2022	2021
1 USD / 1 CHF	0.84	0.92	0.91	0.90	0.95	0.91
1 EUR / 1 CHF	0.93	0.99	1.03	0.97	1.00	1.08
1 GBP / 1 CHF	1.07	1.12	1.24	1.12	1.18	1.26
100 JPY / 1 CHF	0.59	0.70	0.79	0.64	0.73	0.83

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “may,” “could,” “achieves,” “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. Additionally, many of these factors are beyond our control. These factors include, but are not limited to:
■ the implementation of UBS Group AG’s acquisition of Credit Suisse Group AG;
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
■ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
■ the impact of media reports and social media speculation about our business and its performance;
■ the extent of outflows of deposits and assets or future net new asset generation across our divisions;
■ our ability to improve our risk management procedures and policies and hedging strategies;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2024 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from the COVID-19 pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes, to the extent such initiatives continue to be pursued following the implementation of the acquisition;
■ our ability to achieve our strategy and any significant changes to our structure and organization following the implementation of the acquisition;
■ our ability to successfully implement the divestment of any non-core business following the implementation of the acquisition;
■ ■ the future level of any impairments and write-downs resulting from strategy changes and their implementation following the acquisition;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
■ political, social and environmental developments, including climate change and evolving ESG-related disclosure standards;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of any changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to protect our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in I – Information on the company – Risk factors.

CREDIT SUISSE
Part of UBS Group

**CREDIT SUISSE AG**
Paradeplatz 8
8070 Zurich
Switzerland
**credit-suisse.com**